Form 20-F
period 2000-12-31
DELHAIZE BROTHERS & CO THE LION ESTABLISHMENT
filed 2001-06-29
CIK 930309

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to
         _________

                         Commission file number: 1-15180

              ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.
             (Exact name of Registrant as specified in its charter)

               DELHAIZE BROTHERS AND CO. "THE LION" ESTABLISHMENT
                 (Translation of Registrant's name into English)

                                     BELGIUM
                 (Jurisdiction of incorporation or organization)

                                 RUE OSSEGHEM 53
                            B-1080 BRUSSELS, BELGIUM
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                  Title of each class                             Name of each exchange on which registered
                  -------------------                             -----------------------------------------

         Ordinary Shares, without nominal value                              New York Stock Exchange*

         American Depositary Shares (as evidenced by                         New York Stock Exchange
         American Depositary Receipts), each representing
         one ordinary share

   ----------
    * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:                    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:         None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

    Ordinary Shares, without nominal value    92,392,704 (as of June 25, 2001)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

GENERAL INFORMATION...............................................................1
PART I............................................................................3
   ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............3
   ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................3
   ITEM 3.     KEY INFORMATION....................................................3
   ITEM 4.     INFORMATION ON THE COMPANY........................................12
   ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................22
   ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................37
   ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................44
   ITEM 8.     FINANCIAL INFORMATION.............................................45
   ITEM 9.     THE OFFER AND LISTING.............................................46
   ITEM 10.    ADDITIONAL INFORMATION............................................48
   ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........54
   ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............55
PART II        ..................................................................56
   ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................56
   ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
               HOLDERS AND USE OF PROCEEDS.......................................56
   ITEM 15.    [RESERVED]........................................................56
   ITEM 16.    [RESERVED]........................................................56
PART III       ..................................................................57
   ITEM 17.    FINANCIAL STATEMENTS..............................................57
   ITEM 18.    FINANCIAL STATEMENTS..............................................57
   ITEM 19.    EXHIBITS..........................................................58

GENERAL INFORMATION

         The consolidated financial statements of Etablissements Delhaize Freres et Cie "Le Lion" S.A. (also referred to with our consolidated and associated companies, except where the context otherwise requires, as "Delhaize Group", "we", "us", "our" and the "Company") appear in Item 18 of this annual report on Form 20-F. The consolidated financial statements of Delhaize Group presented herein and the notes to the financial statements are prepared in conformity with accounting principles generally accepted in Belgium ("Belgian GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 20 to the consolidated financial statements.

         Delhaize Group is a food retailer headquartered in Belgium which operates in 10 countries and on three continents. Delhaize Group was founded in Belgium in 1867 and many descendants of the founders are shareholders of Delhaize Group today. As of December 31, 2000, Delhaize Group had a sales network of 2,310 stores and employed approximately 152,000 people. The principal activity of Delhaize Group is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group's consolidated subsidiary, Delhaize America, Inc. ("Delhaize America"), and Delhaize Group's businesses in Belgium (collectively, "Delhaize Belgium"). Additional food supermarkets included in Delhaize Group's sales network, in which Delhaize Group has no direct investment, are operated under affiliate and franchise agreements. Delhaize Group's ordinary shares are listed on Euronext Brussels under the symbol "DELB". Delhaize Group American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), are listed on the New York Stock Exchange under the symbol "DEG". The Delhaize Group website can be found at www.delhaizegroup.com and www.delhaize.com.

         Delhaize Group's fiscal year ends on December 31. For Delhaize Group's consolidated subsidiaries, Delhaize America and Super Discount Markets, Inc., the results of their operations covered 52 weeks in Delhaize Group's years ended December 31, 2000, 1999 and 1998. The results of operations for the remaining consolidated subsidiaries of Delhaize Group are presented on a calendar year basis.

         The preparation of Delhaize Group's consolidated financial statements in conformity with Belgian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On January 1, 1999, member countries of the European Union (other than the United Kingdom, Sweden, Denmark and Greece) established the European Monetary Union ("EMU") and created a new single currency to be used throughout the EMU known as the Euro (EUR). As part of the introduction of the Euro throughout the EMU, the exchange rates between the legacy currencies and the Euro were fixed on January 1, 1999. Accordingly, the historic financial statements and related disclosures that were reported using the Belgian Franc (BEF) have been converted to the Euro using the fixed conversion rate of EUR 1 = BEF 40.3399. The conversion of the historical financial statements from Belgian Francs to Euros at a fixed rate depicts the same trends as would have been presented if Delhaize Group had continued to present its consolidated financial statements in Belgian Francs. Delhaize Group's financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in Euros and that restated amounts from a currency other than the Belgian Franc.

         The translations of the Euro amounts into U.S. dollars (USD) amounts are included solely for the convenience of readers in the United States of America and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 0.9305, the approximate rate of exchange on December 31, 2000. Such translations should not be construed as representations that the Euro amounts could be converted into U.S. dollars at that or any other rate.

         Our address and telephone number:

                  Etablissements Delhaize Freres et Cie "Le Lion" S.A. rue Osseghem 53
                  B-1080 Brussels, Belgium
                  +32-2-412-2111

         FORWARD-LOOKING STATEMENTS

         This document includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995 about Delhaize Group that are subject to risks and uncertainties. All statements included in this document, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expansion and growth of its business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from the share exchange transaction with Delhaize America, and business strategy, are forward-looking statements. These forward-looking statements generally can be identified as statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "foresee", "likely", "will", "should" or other similar words or phrases.

         Although such statements are based on currently available operating, financial and competitive information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or in the primary markets of Delhaize Group, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rates of inflation or currency exchange rates, changes in foreign, state, regional or federal legislation or regulation, adverse determination with respect to litigation or other claims, inability to develop new stores or to complete remodels as rapidly as planned, stability of product costs and supply or quality control problems with vendors. This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

         This document describes other important factors that could cause actual results to differ materially from expectations of Delhaize Group, including the factors described under the heading entitled "Risk Factors" under Section B of
Item 3 below in this document. All written and oral forward-looking statements attributable to Delhaize Group or persons acting on behalf of Delhaize Group are expressly qualified in their entirety by such factors.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected financial data for Delhaize Group is qualified in its entirety by reference to, and should be read in conjunction with, the consolidated financial statements of Delhaize Group and the notes to the consolidated financial statements included under Item 18 of this annual report. The historical financial data has been derived from the audited financial statements of Delhaize Group prepared in accordance with Belgian GAAP. You should refer to the financial statements included in this document for a discussion of the principal material differences between Belgian GAAP and US GAAP as they apply to Delhaize Group.

         Amounts reported in Euros have been restated from Belgian Francs to Euros using the fixed exchange rate as of January 1, 1999 of EUR 1 = BEF
40.3399. See Note 1 to the consolidated financial statements, included under
Item 18 below. The U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 0.9305, the approximate rate of exchange on December 31, 2000.

                                                                              YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------------
                                                                 2000     2000     1999     1998     1997      1996
                                                                  USD      EUR      EUR      EUR      EUR       EUR
                                                                ------   ------   ------   ------   ------    ------
                                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
BELGIAN GAAP
Sales......................................................     16,905   18,168   14,310   12,912   12,608    10,222
Operating income...........................................        688      740      648      573      511       414
Income before taxation.....................................        374      402      511      455      337       331
Income after taxation and before minority interests........        238      256      321      293      213       203
Net income.................................................        150      161      170      149      122       108
Cash dividends(1)..........................................        116      125       65       58       51        46
Earnings per share(2)......................................       2.87     3.09     3.27     2.87     2.36      2.09
US GAAP(3)
Sales and other revenues...................................     17,000   17,947   14,086   12,752
Operating income...........................................        604      649      623      557
Income before income taxes and minority interests..........        354      380      503      459
Income after income taxes and before minority interests....        224      241      317      297
Net income.................................................        140      151      166      154
Cash dividends paid(1).....................................         60       65       58       51
Basic earnings per share(2)................................       2.70     2.90     3.19     2.97
Diluted earnings per share(2)..............................       2.67     2.87     3.18     2.96

                                                                                   YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                     2000      2000     1999     1998     1997     1996
                                                                     USD       EUR       EUR      EUR      EUR      EUR
                                                                     -----    ------    -----    -----    -----    -----
                                                                                       (IN MILLIONS)
BALANCE SHEET DATA
BELGIAN GAAP
Other assets-- current ..........................................    2,708     2,910    2,525    2,025    1,927    1,759
Total assets ....................................................    9,675    10,398    5,723    4,534    4,488    3,988
Short-term borrowings ...........................................    3,116     3,348      607      173      242      340
Long-term borrowings ............................................      642       690      622      467      651      510
Long-term capitalized lease commitments .........................      604       649      482      427      456      380
Minority interests ..............................................    1,405     1,510      905      830      731      587
Shareholders' equity ............................................    1,270     1,365    1,086      911      839      699
US GAAP(3)
Current assets ..................................................    2,615     2,810    2,453    1,972
Total assets ....................................................    9,708    10,433    5,735    4,528
Short-term borrowings ...........................................    3,073     3,303      599      139
Long-term borrowings ............................................      641       689      621      465
Long-term capital lease obligations .............................      622       668      500      444
Minority interests ..............................................    1,420     1,526      902      829
Shareholders' equity ............................................    1,442     1,550    1,195      963


                                                                                    YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------------
                                                                      2000      2000     1999     1998     1997     1996
                                                                      USD       EUR      EUR      EUR      EUR      EUR
                                                                      ----      ----     ----     ----     ----     ----
                                                                   (IN MILLIONS, EXCEPT STORE COUNT AND PER SHARE AMOUNTS)
OTHER DATA
Store count at period end .......................................    2,310     2,310    2,112    1,904    1,816    1,700
Weighted average shares outstanding at
  period end ....................................................   52.023    52.023   51.983   51.824   51.717   51.603
EBITDA before charge for store closings in
  the normal course of business,
  exceptional items and minority
  interests(4)(5)(6) ............................................    1,187     1,275      988      881      805      602
Net cash provided by operating
  activities ....................................................      624       670      622      608      497      333
Net cash (used-in) investing activities .........................   (3,099)   (3,330)    (759)    (348)    (389)    (418)
Net cash provided by (used-in) financing
  activities ....................................................    2,341     2,516      257     (183)    (130)     174
Dividends per share(1)(6)(7) ....................................     1.27      1.36     1.24     1.12      .99      .89
Capital expenditures(6) .........................................      507       545      525      451      444      354

--------
(1) Delhaize Group pays dividends once a year after the annual meeting of shareholders following the year end with respect to which the dividend relates. Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year end. Under US GAAP, such dividends are not considered an obligation until approved. The dividend for the 2000 fiscal year was approved by Delhaize Group shareholders on May 23, 2001.

(2) Under US GAAP, the calculation of basic earnings per share is based on the weighted average number of ordinary shares outstanding and diluted earnings per share takes into account the effects of additional ordinary shares that would be issued if outstanding dilutive potential shares had been exercised. Under Belgian GAAP, earnings per share is based only on the weighted average number of ordinary shares outstanding.

(3)      The US GAAP information only includes items required to be disclosed.

(4) Earnings before interest, taxes, depreciation and amortization (EBITDA) before charge for store closings in the normal course of business, exceptional items and minority interests is computed as follows:


                                                                                YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                2000      2000      1999       1998     1997     1996
                                                                USD       EUR       EUR        EUR      EUR      EUR
                                                               -----      ----      ----       ----     ----     ----
                                                                                 (IN MILLIONS)

            Net income ..................................        150        161       170       149      122      108
            Charge for store closings in the normal
              course of business ........................         28         30        12        13       --       --
            Financial expenses, net .....................        276        297       140       117      133       82
            Taxation ....................................        136        146       190       162      124      129
            Depreciation and amortization ...............        470        505       328       295      294      188
            Exceptional (income) expense, net(a) ........         38         41        (3)        1       41        1
            Minority interests ..........................         89         95       151       144       91       94
                                                               -----      -----      ----       ---      ---      ---
            EBITDA before charge for store closings in
              the normal course of business,
              exceptional items and minority
              interests .................................      1,187      1,275       988       881      805      602
                                                               =====      =====      ====       ===      ===      ===

                  ----------

                  (a) Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP. Exceptional items consisted of the following:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------------------------
                                                                        2000        2000        1999       1998      1997      1996
                                                                         USD         EUR        EUR        EUR       EUR       EUR
                                                                        -----       -----       ----       ----      ----      ----
                                                                                                 (IN MILLIONS)
            Gains on disposals of fixed assets ...................          6           6         18        20        33        14
            Losses on disposals of fixed assets ..................         (3)         (3)       (15)      (18)      (34)      (14)
            Merger costs related to the Hannaford acquisition ....        (39)        (42)        --        --        --        --
            Costs incurred to close 15 Delhaize America
              stores (outside the normal course of business) .....        (30)        (32)        --        --        --        --
            Costs incurred to close 61 Delhaize America stores ...         --          --         --        --       (99)       --
            Gain on disposal of investment in P.G ................         30          32         --        --        22        --
            Recognition of unused reserves for closed stores .....         --          --         --        --        37        --
            Other income (expense), net ..........................         (2)         (2)        --        (3)       --        --
                                                                        -----       -----       ----       ---       ---       ---
                Total exceptional income (expenses),  net ........        (38)        (41)         3        (1)      (41)       --
                                                                        =====       =====       ====       ===       ===       ===


(5) EBITDA before charge for store closings in the normal course of business, exceptional items and minority interests, as reported in this document, may not be comparable to similarly titled measures by other companies, is not a measure of financial performance under Belgian GAAP or US GAAP, and should not be considered an alternative to net income or to cash flows from operating activities or a measure of liquidity. We believe EBITDA before charge for store closings in the normal course of business, exceptional items and minority interests is an important indicator of the operational strength and performance of our business and is widely used by analysts, investors and other interested parties.

(6)      Derived from Belgian GAAP account balances.

(7) The dividend to the shareholders as proposed by the Board of Directors is a fixed per share amount. The amount of the accrued dividend in the Belgian GAAP 2000 consolidated financial statements is based on the number of Delhaize Group ordinary shares that was expected to be eligible to receive the fiscal year 2000 dividend, which included those shares of Delhaize America exchanged for ordinary shares of Delhaize Group.

DIVIDENDS

         The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents the calendar year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group's annual shareholders' meeting in the subsequent year. The amounts set forth below have been translated into U.S. dollars at the noon buying rate on the respective dividend payment dates. The noon buying rate may differ from the rate that may be used by the depositary to convert Euros into U.S. dollars for purposes of making dividend payments to holders of Delhaize Group ADRs. The dividend amounts for the Delhaize Group ordinary shares do not reflect any withholding taxes with respect to such dividends.

                                                           DIVIDEND PER
     FISCAL YEAR                                          DELHAIZE GROUP
     FOR DIVIDEND                                         ORDINARY SHARE
     ------------                               -----------------------------------
                                                (AMOUNTS IN EUR)    (AMOUNTS IN USD)
   1998....................................           1.12              1.1778*
   1999....................................           1.24              1.1544*
   2000....................................           1.36              1.1482**

    ----------

       * U.S. dollar amounts for 1998 and 1999 are provided solely for convenience since dividends were paid by Delhaize Group only in Euros for those years.

      ** Actual dividend per Delhaize Group ADR paid by The Bank of New York, as depositary, to holders of Delhaize Group ADRs on the dividend payment date.

         The decline in the dividend per ordinary share in U.S. dollar amounts from 1999 to 2000 and from 1998 to 1999 reflected in the table above is solely the result of a stronger U.S. dollar in 2000 and 1999.

         Under Belgian law, Delhaize Group is required to set aside at least 5% of its profits during each fiscal year and contribute such amount to its statutory reserves until such reserve has reached an amount equal to 10% of Delhaize Group's capital. Subject to this requirement, the Delhaize Group Board of Directors may propose, at a shareholders' meeting at which annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group's net profits from the prior accounting years available for distribution. In connection with the approval of Delhaize Group's accounts, at a general meeting the shareholders may authorize a distribution of Delhaize Group's net profits to shareholders out of available reserves.

         The Bank of New York, as Delhaize Group's depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents ownership interests in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share which Delhaize Group deposited with the depositary upon the completion of the share exchange with Delhaize America. Because The Bank of New York holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and all holders from time to time of the Delhaize Group ADRs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution Delhaize Group pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADR holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADR holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See "Taxation" under Item 10, Section E below. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

EXCHANGE RATES

         Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, the EMU was implemented on January 1, 1999, and a single European currency, known as the Euro, was introduced. The following 12 member states participate in the EMU and have adopted the Euro: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between Belgian Francs and the Euro was fixed on January 1, 1999 at EUR 1.00 = BEF 40.3399.

         The Euro/U.S. dollar exchange rate was USD 0.8506 as of June 20, 2001. The following table shows the U.S. dollar/Belgian Franc exchange rate for 1996 through 1998 based on the noon buying rate expressed in Belgian Francs per USD 1.00, and the Euro/U.S dollar exchange rate for 1999, 2000 and the six months preceding the date of this document, based on the noon buying rate expressed in U.S. dollars per Euro. Although the Euro was not introduced until 1999, Delhaize Group has restated its financial information in Euros for prior years based on the legal rate of conversion between Belgian Francs and the Euro established on January 1, 1999.

                                                                   AVERAGE
YEAR/MONTH                                        PERIOD END        RATE(1)           HIGH                LOW
----------                                        ----------        -------           ----                ---

EURO/U.S. DOLLAR                                      USD             USD              USD                USD
                                                    ------          ------           ------             ------
June 2001 (through June 20)...............          0.8506            ---            0.8628             0.8425
May 2001..................................          0.8455            ---            0.8937             0.8455
April 2001................................          0.8874            ---            0.9032             0.8814
March 2001................................          0.8794            ---            0.9340             0.8794
February 2001.............................          0.9212            ---            0.9395             0.9057
January 2001..............................          0.9308            ---            0.9535             0.9181
2000......................................          0.9388          0.9207           1.0335             0.8270
1999......................................          1.0070          1.0588           1.1812             1.0016
U.S. DOLLAR/BELGIAN FRANC                            BEF              BEF              BEF                BEF
                                                    ------          ------           ------             ------
1998......................................          34.360          36.292           38.500             33.190
1997......................................          37.080          35.898           38.820             31.760
1996......................................          31.710          31.027           32.270             27.760

    ----------

    (1) The average of the noon buying rates for Belgian Francs or Euros, as the case may be, on the last business day of each month during the relevant period.

B.       RISK FACTORS

RISKS RELATED TO OPERATIONS

         WE MAY NOT BE ABLE TO ACHIEVE THE ANTICIPATED BENEFITS AND COST SAVINGS OF THE SHARE EXCHANGE RESULTING FROM INTEGRATING THE OPERATIONS OF DELHAIZE AMERICA AND DELHAIZE GROUP.

         Delhaize Group and Delhaize America expect that the share exchange transaction consummated on April 25, 2001 will create operating synergies resulting in cost savings of approximately EUR 23 million annually on a pre-tax basis as a result of, among other things, increased purchasing power, elimination of duplicative functions and the implementation of best practices across the companies. Delhaize Group is in the process of determining the best programs and practices of its companies with respect to key areas such as shrinkage reduction, procurement, risk management, administrative functions and information technology, and intends to implement and apply such best programs and practices across the companies. Delhaize Group will not be able to achieve these cost savings unless it is able to integrate the operations of the two companies efficiently. Additionally, the integration of operations will require significant management attention. Any difficulties encountered in the integration of the companies could result in Delhaize Group not achieving the anticipated synergies and benefits of the share exchange. If Delhaize Group does not achieve the anticipated benefits of the share exchange and expected cost savings, then its profits will be lower than those expected by Delhaize Group.

         DELHAIZE GROUP'S RESULTS ARE SUBJECT TO RISKS RELATING TO COMPETITION AND NARROW PROFIT MARGINS IN THE SUPERMARKET INDUSTRY WHICH COULD ADVERSELY AFFECT NET INCOME AND CASH GENERATED FROM OPERATIONS.

         The supermarket industry is competitive and generally characterized by narrow profit margins. Delhaize Group's competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers and discount retailers. Supermarket chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. Delhaize Group believes that it could face increased competition in the future from other supermarket chains. To the extent Delhaize Group reduces prices to maintain or grow its market share in the face of competition, net income and cash generated from operations could be adversely affected. In addition, there are a number of supercenters in Delhaize America's markets which sell products typically sold by supermarkets and discount stores. Some of Delhaize Group's competitors have greater financial, distribution, purchasing and marketing resources than Delhaize Group. Delhaize Group's profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

         DELHAIZE GROUP HAS SUBSTANTIAL DEBT OUTSTANDING THAT COULD NEGATIVELY IMPACT ITS BUSINESS.

         We have substantial debt outstanding. As of December 31, 2000, Delhaize Group had total consolidated debt outstanding of approximately EUR 4.2 billion, total capital lease obligations of approximately EUR 683 million and approximately EUR 1.2 billion of unused commitments under its revolving credit facilities. Our high level of debt could:

         - make it difficult for us to satisfy our obligations, including making interest payments;

         - limit our ability to obtain additional financing to operate our business;

         - limit our financial flexibility in planning for and reacting to industry changes;

         - place us at a competitive disadvantage as compared to less leveraged companies;

         - increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

         - require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing the availability of our cash flow for other purposes.

         We may borrow additional funds to fund our capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above.

         A COMPETITIVE LABOR MARKET MAY INCREASE DELHAIZE GROUP'S COSTS, WITH THE RESULT OF DECREASING DELHAIZE GROUP'S PROFITS OR INCREASING ITS LOSSES.

         Delhaize Group's success depends in part on its ability to attract and retain qualified personnel in all areas of its business. Delhaize Group competes with other businesses in its markets in attracting and retaining employees. Tight labor markets, increased overtime, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs which could materially impact Delhaize Group's results of operations. A shortage of qualified employees may require Delhaize Group to increase its wage and benefits offerings in order to compete effectively in the hiring and retention of qualified employees or to have more expensive temporary employees. Increased labor costs could increase Delhaize Group's costs, with the result of decreasing Delhaize Group's profits or increasing Delhaize Group's losses. Delhaize Group cannot assure you that it can fully absorb any increased labor costs through its efforts to increase efficiencies in other areas of its operations. Any significant failure of Delhaize Group to attract and retain qualified personnel or to control labor costs could harm Delhaize Group's results of operations.

         BECAUSE OF THE GEOGRAPHIC CONCENTRATION OF DELHAIZE AMERICA'S STORES IN THE EAST COAST OF THE UNITED STATES, THE REVENUES OF DELHAIZE GROUP COULD SUFFER IF THE ECONOMY OF THAT REGION DETERIORATES.

         During 2000, approximately 77% of Delhaize Group's sales were generated through its ownership of Delhaize America. Substantially all of Delhaize America's stores are located on the east coast of the United States. Consequently, Delhaize Group's operations depend significantly upon the economic and other conditions in this area. If the east coast of the United States were to experience a general economic downturn or other adverse condition for a substantial period of time, the results of operations of Delhaize Group may suffer.

         BECAUSE OF THE NUMBER OF PROPERTIES OWNED AND LEASED BY DELHAIZE GROUP, DELHAIZE GROUP HAS A POTENTIAL RISK OF ENVIRONMENTAL LIABILITY.

         Delhaize Group is subject to federal, regional, state, local and foreign laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liability for the costs of cleaning up, and certain damages arising from, sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, Delhaize Group may be responsible for the remediation of environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the company leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by Delhaize Group or by a prior owner or tenant. Delhaize Group cannot assure you that environmental conditions relating to prior, existing or future store sites will not harm Delhaize Group.

         IF DELHAIZE GROUP IS UNABLE TO LOCATE APPROPRIATE REAL ESTATE OR ENTER INTO REAL ESTATE LEASES ON COMMERCIALLY ACCEPTABLE TERMS, IT MAY BE UNABLE TO OPEN NEW STORES.

         Delhaize Group's ability to open new supermarkets is dependent on identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Delhaize Group fails to identify and enter into leases on a timely basis for any reason, including its inability due to competition from other companies seeking similar sites, Delhaize Group's growth may be impaired because it may be unable to open new stores as anticipated. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

         UNFAVORABLE EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

         Delhaize Group's operations are conducted primarily in the United States and Belgium and to a lesser extent in other parts of Europe and Southeast Asia. The results of operations and the financial position of each entity in Delhaize Group's consolidated group outside Belgium are reported in its relevant local currency and then translated into Euros at the applicable foreign currency exchange rate for inclusion in Delhaize Group's consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the Euro may have a material adverse effect on Delhaize Group's consolidated financial statements as reported in Euros.

         Delhaize Group also faces transaction risks from fluctuations in exchange rates between the various currencies in which it does business. Transactions which are most likely to result in exchange rate risks for Delhaize Group relate to credit arrangements and dividends paid by subsidiaries to Delhaize Group. Dividends paid from Delhaize America to Delhaize Group may be adversely affected by exchange rate fluctuations.

RISKS RELATING TO OWNERSHIP OF DELHAIZE GROUP ADRs

         THE TRADING PRICE OF DELHAIZE GROUP ADRs AND DIVIDENDS PAID ON THE DELHAIZE GROUP ORDINARY SHARES UNDERLYING THE ADRs MAY BE MATERIALLY ADVERSELY AFFECTED BY FLUCTUATIONS IN THE EXCHANGE RATE FOR CONVERTING EUROS INTO U.S. DOLLARS.

         Fluctuations in the exchange rate for converting Euros into U.S. dollars may affect the value of Delhaize Group ADRs and ordinary shares. Specifically, as the relative value of the Euro to the U.S. dollar declines, each of the following values will also decline:

         - the U.S. dollar equivalent of the Euro trading price of Delhaize Group ordinary shares in Belgium, which may consequently cause the trading price of Delhaize Group ADRs in the United States to also decline;

         - the U.S. dollar equivalent of the proceeds that a holder of Delhaize Group ADRs would receive upon the sale in Belgium of any Delhaize Group ordinary share withdrawn from the depositary; and

         - the U.S. dollar equivalent of cash dividends paid in Euro on the Delhaize Group shares represented by the ADRs.

         DUE TO DELAYS IN NOTIFICATION TO AND BY THE DEPOSITARY, THE HOLDERS OF DELHAIZE GROUP ADRs MAY NOT BE ABLE TO GIVE VOTING INSTRUCTIONS TO THE DEPOSITARY OR TO WITHDRAW THE DELHAIZE GROUP ORDINARY SHARES UNDERLYING THEIR ADRs TO VOTE SUCH SHARES IN PERSON OR BY PROXY.

         The depositary may not receive voting materials for Delhaize Group ordinary shares represented by Delhaize Group ADRs in time to ensure that holders of Delhaize Group ADRs can either instruct the depositary to vote the shares underlying their ADRs or withdraw such shares to vote them in person or by proxy. In addition, the depositary's liability to holders of Delhaize Group ADRs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement. As a result, holders of Delhaize Group ADRs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or Delhaize Group if their shares are not voted as they have requested or if their shares cannot be voted.

         YOU SHOULD BE AWARE OF THE CONSEQUENCES OF DELHAIZE GROUP'S INCORPORATION IN BELGIUM, WHICH PROVIDES FOR DIFFERENT AND IN SOME CASES MORE LIMITED SHAREHOLDER RIGHTS THAN THE LAWS OF JURISDICTIONS IN THE UNITED STATES.

         Delhaize Group is a Belgian company and its corporate affairs are governed by Belgian corporate law. Although provisions of Belgian company law resemble various provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as:

         -        the validity of corporate procedures;

         -        the fiduciary duties of management;

         -        the dividend payment dates; and

         -        the rights of shareholders

may differ from those that would apply if Delhaize Group were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters' rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company's behalf, are limited.

         In addition, a holder of Delhaize Group ordinary shares must deposit the ordinary shares under which voting rights will be exercised with Delhaize Group's registered office, or such other place as specified in the notice for the meeting, at least four business days prior to the applicable meeting. Similarly, a holder of Delhaize Group ADRs who gives voting instructions to the depositary must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

         YOU MAY BE UNABLE TO SERVE LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST DELHAIZE GROUP AND ITS DIRECTORS, OFFICERS AND EXPERTS.

         Delhaize Group is a Belgian company and most of its officers and directors and its external auditor, Deloitte & Touche Reviseurs d'Entreprises SC sfd SCRL, are not residents of the United States. Furthermore, all or a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in United States courts against any of these non-resident persons or Delhaize Group based upon the civil liability provisions of the securities or other laws of the United States.

         Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of United States courts. Actions for enforcement of judgments of United States courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the United States court, and is satisfied:

         - that the judgment is not contrary to the principles of public policy in Belgium or rules of Belgian public law;

         -        that the judgment did not violate the rights of the defendant;

         - that the judgment is not subject to further recourse under United States law;

         - that the United States court did not accept its jurisdiction solely on the basis of the nationality of the plaintiff; and

         - that the text of the judgment submitted to the Belgian court is authentic.

         HOLDERS OF DELHAIZE GROUP ADRs OR ORDINARY SHARES HAVE LIMITED RIGHTS TO CALL SHAREHOLDERS' MEETINGS OR TO SUBMIT SHAREHOLDER PROPOSALS, WHICH COULD ADVERSELY AFFECT THEIR ABILITY TO PARTICIPATE IN THE GOVERNANCE OF DELHAIZE GROUP.

         Except under limited circumstances, only the Delhaize Group Board of Directors may call a shareholders' meeting. Shareholders who own at least 20% of the corporate capital of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. As a result, the ability of holders of Delhaize Group ADRs to participate in and influence the governance of Delhaize Group is limited.

         HOLDERS OF DELHAIZE GROUP ADRS HAVE LIMITED RECOURSE IF DELHAIZE GROUP OR THE DEPOSITARY FAILS TO MEET ITS RESPECTIVE OBLIGATIONS UNDER THE DEPOSIT AGREEMENT OR IF THEY WISH TO INVOLVE DELHAIZE GROUP OR THE DEPOSITARY IN A LEGAL PROCEEDING.

         The deposit agreement expressly limits the obligations and liability of Delhaize Group and the depositary. Neither Delhaize Group nor the depositary will be liable to the extent that liability results from the fact that they:

         - are prevented or hindered in performing any obligation by circumstances beyond their control;

         - exercise or fail to exercise discretion under the deposit agreement;

         -        perform their obligations without negligence or bad faith;

         - take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder or any other qualified person; or

         - rely on any documents they believe in good faith to be genuine and properly executed.

         In addition, neither Delhaize Group nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of the Delhaize Group ADRs which may involve it in expense or liability unless it is indemnified to its satisfaction. These provisions of the deposit agreement will limit the ability of holders of Delhaize Group ADRs to obtain recourse if Delhaize Group or the depositary fails to meet its respective obligations under the deposit agreement or if they wish to involve Delhaize Group or the depositary in a legal proceeding.

         DELHAIZE GROUP IS SUBJECT TO DIFFERENT DISCLOSURE STANDARDS WHICH MAY LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF DELHAIZE GROUP ADRs.

         As a foreign private issuer, Delhaize Group is not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. In addition, as a foreign private issuer, Delhaize Group is not subject to the insider "short-swing" profit disclosure and reporting rules under Section 16 of the Exchange Act. Although Delhaize Group is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of United States issuers. Therefore, there may be less publicly available information about Delhaize Group than is regularly published by or about other public companies in the United States. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission ("SEC"), Delhaize Group may publicly file its earnings reports later than U.S. issuers.

Delhaize Group is required to file annual reports on Form 20-F and current reports on Form 6-K. Delhaize Group intends to file current reports containing financial information on a semi-annual basis.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY

         Our Company is a societe anonyme (public company) organized under the laws of the Kingdom of Belgium. Our legal name is Etablissements Delhaize Freres et Cie "Le Lion" S.A. In 1867, the brothers Jules and Auguste Delhaize founded the Company as a wholesale supplier of groceries, in Charleroi, Belgium. In 1957, Delhaize Group opened its first supermarket in Belgium. Since that date, Delhaize Group has expanded its supermarket operations across Belgium and into other parts of Europe as well as North America and Southeast Asia. The Company was converted from a limited partnership to its existing corporate structure on February 22, 1962. The registered office of Delhaize Group is located at rue Osseghem 53, B-1080 Brussels, Belgium.

         Delhaize Group entered the United States in 1974, when Delhaize Group acquired approximately 35% of Food Town Stores, Inc., a food retailer and the predecessor of Delhaize America. In 1974, Food Town Stores operated 22 stores in the Southeastern United States. In 1983, Food Town Stores was renamed Food Lion and the Delhaize Group lion became the symbol of the Food Lion chain in the United States. United States operations were further expanded when Delhaize America acquired Kash n' Karry in December 1996.

         In 1999, Food Lion reorganized its corporate structure to create a holding company known as Delhaize America with the operating subsidiaries Food Lion and Kash n' Karry. The new structure was designed to promote flexibility in the daily management of the different businesses of Delhaize America, with each company maintaining a product offering tailored to local market demand while centralizing administrative services. With the addition of Hannaford Bros. Co. ("Hannaford") in July 2000, Delhaize America is one of the leading supermarket operators in the United States based on sales.

         The last ten years have been a period of strong international expansion for Delhaize Group in new countries: Delvita -- Czech Republic (1991), Alfa-Beta -- Greece (1992), P.G. -- France (1994), Bel-Thai Supermarkets -- Thailand
(1997), Super Indo -- Indonesia (1997), Delvita -- Slovakia (1998), Shop N Save -- Singapore (1999), Mega Image -- Romania (2000) and Trofo -- Greece (2001).

         On April 19, 2001, Delhaize America refinanced the USD 2.5 billion term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600,000,000 7.375% notes due 2006, USD 1,100,000,000 8.125%
notes due 2011 and USD 900,000,000 9.000% debentures due 2031. Delhaize America used the proceeds of this offering to repay in full the USD 2.4 billion outstanding under the USD 2.5 billion term loan facility. These debt securities are general unsecured obligations of Delhaize America and are unconditionally guaranteed by Food Lion, LLC, a wholly-owned subsidiary of Delhaize America. Delhaize Group and Delhaize America have explored the advisability of cross-guaranteeing each other's indebtedness for borrowed money and other financial indebtedness and believe that there may be operational and financial benefits to such an arrangement. While Delhaize Group and Delhaize America would not implement any cross-guarantees until at least October 25, 2001, or six months after the completion of the share exchange, Delhaize Group and Delhaize America may implement the cross-guarantees in the future.

         The debt securities issued by Delhaize America in the refinancing were not registered under the Securities Act. Simultaneously with the initial sale of the debt securities, Delhaize America entered into a registration rights agreement. In the registration rights agreement, Delhaize America agreed, among other things, to use its reasonable best efforts to file a registration statement with the SEC and to complete an exchange offer by December 17, 2001 or within 240 days of issuing the initial debt securities. In such an exchange offer, Delhaize America would offer to exchange the initial debt securities for exchange debt securities that are identical in all material respects to the initial debt securities except that the exchange debt securities would be registered under the Securities Act, would not be subject to the transfer restrictions applicable to the initial debt securities and would be issued free of any covenants regarding exchange or registration rights.

         On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs, which are listed on the New York Stock Exchange, or ordinary shares, which are listed on Euronext Brussels. Immediately prior to the share exchange, Delhaize Group, together with its wholly-owned subsidiary, owned approximately 37% of Delhaize America's Class A common stock and 56% of Delhaize America's Class B common stock.

B.       OVERVIEW

         Delhaize Group is a food retailer headquartered in Belgium that, as of December 31, 2000, operated in 10 countries and on three continents -- North America, Europe and Asia. As of December 31, 2000, Delhaize Group's sales network (which includes directly operated, franchised and affiliated stores) consisted of 2,310 stores and Delhaize Group employed approximately 152,000 people. Store formats are primarily supermarkets, which represent 85% of Delhaize Group's sales network. Delhaize Group's sales network also includes other store formats such as neighborhood stores, discount stores and specialty stores. In addition to food retailing, which accounted for approximately 95% of Delhaize Group's sales in 2000, Delhaize Group also engages in food wholesaling to stores in its sales network and in nonfood retailing of products such as pet products and health and beauty products.

         In 2000, Delhaize Group recorded sales of EUR 18.2 billion and net income of EUR 160.7 million. The following table sets forth, as of the dates indicated, Delhaize Group's sales network and net selling area in the United States, Belgium and other regions:

                                SALES NETWORK AND NET SELLING AREA(1) (SQUARE METERS(2))

                                     AT DECEMBER 31,                 AT DECEMBER 31,                   AT DECEMBER 31,
                                          2000                            1999                              1998
                              STORES    NET SELLING AREA(1)    STORES     NET SELLING AREA(1)    STORES    NET SELLING AREA(1)
                              ------    -------------------    ------     -------------------    ------    -------------------
United States(3) ...          1,450          4,104,069          1,296          3,443,235          1,225          3,114,225
Belgium ............            615            501,376            553            463,813            515            435,590
Other ..............            245            235,271            263            261,559            164            184,830
                              -----          ---------          -----          ---------          -----          ---------
       Total .......          2,310          4,840,716          2,112          4,168,607          1,904          3,734,645
                              =====          =========          =====          =========          =====          =========

---------

(1) Net selling area in stores (excluding storage), which is approximately 84% of gross area.

(2)      1 square meter = approximately 10.75 square feet.

(3)      Includes stores at December 30, 2000, January 1, 2000 and January 2,
         1999.

         Delhaize Group's operations are located primarily in the United States and Belgium, with a small percentage of its operations in Europe outside of Belgium, and in Southeast Asia. Operations in the United States accounted for 77.5% of sales and 55.1% of net income of Delhaize Group in 2000, and operations in Belgium accounted for 16.4% of sales and 26.0% of net income of Delhaize Group in 2000. Delhaize Group also has operations in Greece, the Czech Republic, Slovakia, Romania, Thailand, Indonesia and Singapore. Sales in Europe outside of Belgium accounted for 5.3% of sales in 2000 and sales in Southeast Asia accounted for less than 1% of sales of Delhaize Group in 2000.

         STRATEGY

         Delhaize Group's core business is food retailing through supermarkets. Its management's strategy is focused on this core business and revolves around four key principles:

         DYNAMIC GROWTH IN REGIONAL MARKETS AND RETAIL CONCEPTS. Delhaize Group believes that there are significant growth opportunities in the United States, Belgian, Central and Southern European and Southeast Asian markets. New store openings remain the cornerstone of Delhaize Group's growth strategy, especially in the markets where it has a presence. In addition, store remodeling and enlargements continue to be an efficient way to grow in mature markets. Selective acquisitions in the food retailing sector are also a growth vehicle for Delhaize Group, allowing it to reinforce its existing market positions and enter new markets. In 1999 - 2001, Delhaize Group acquired supermarkets in the Czech Republic and Slovakia (Interkontakt), Singapore (Shop N Save), Romania (Mega Image), and Greece (Trofo).

         PROMOTE INNOVATION AND THE USE OF TECHNOLOGIES. Delhaize Group is an innovator among food retailers. In 1957, Delhaize Group opened the first self-service supermarket in continental Europe. In 1967, Food Lion pioneered the Every Day Low Price concept in which the supermarket offers to its customers on a daily basis low prices for most products. More recently, Delhaize Group has been an innovator in utilizing new technologies through self-scanning, loyalty cards and an electronic business-to-business exchange. Delhaize Group was the first company to introduce self-scanning in Belgium, a practice that provides convenience to the shopper. Through its banners, Delhaize Group has issued more than 18 million loyalty cards to its customers worldwide. Loyalty cards have proven successful, with cardholders spending substantially more than the amount that non-cardholders do per store visit. In addition, Delhaize Group has established Internet-based applications across its operations and with its suppliers to optimize the management of store operations and its supply chain. In Belgium, Delhaize Group operates Caddy-Home, the leading Belgian home delivery banner, based on sales. Delhaize Group is also one of the founding members of the WorldWide Retail Exchange, or WWRE, a global marketplace for food retailers and their suppliers. The WWRE is designed to provide low cost access to suppliers through Internet auctions and combined procurement. Delhaize Group is an innovator in product assortment, having introduced a line of organic products in its Belgian stores, as well as being what management believes is a leader in sales of prepared meals in Belgium.

         OPERATE AS AN INTEGRATED GLOBAL GROUP. Delhaize Group focuses on integration as the primary source of creating synergies and exchanging best practices -- in which Delhaize Group determines the best programs and practices of its companies with respect to key areas such as shrinkage reduction, procurement, risk management, administrative functions and information technology, and implements and applies such best programs and practices across the companies -- among its banners worldwide. To that end, Delhaize Group historically has been organized into four geographic regions (North America, Belgium, Europe other than Belgium, and Southeast Asia) that exercise regional purchasing, share retail knowledge and implement best practices. On March 15, 2001, Delhaize Group announced a new management structure, which became effective upon the closing of the share exchange with Delhaize America on April 25, 2001, organized around three operational regions (United States, Europe and Asia) and four support functions (finance department, legal affairs department, human resources department and information technology department). As part of its commitment to integration, Delhaize Group has created transnational coordination groups focusing on a number of key areas such as procurement, equipment purchasing, information technology, food safety, management development, communication and risk management. In September 2000, 11 synergy projects were initiated in key areas to achieve cost reductions and productivity improvements.

         PURSUE OPERATIONAL EXCELLENCE. Throughout all its banners, Delhaize Group emphasizes the quality of its stores, products, service, convenience and assortment as well as value. Delhaize Group continually looks for ways to improve the quality of its offerings by anticipating the needs of its customers and providing an easy, convenient and integrated shopping experience. To maintain a high level of service, Delhaize Group focuses on training and motivating its employees locally and globally through job rotation, career planning and performance-related benefits. Delhaize Group assesses the potential return on all new investments and major capital projects, continuously reviews the return on its investments and benchmarks against its main competitors.

C.       ORGANIZATIONAL STRUCTURE

         As of December 31, 2000, Delhaize Group's operational structure was as follows:

                                                          EUROPE OTHER
    UNITED STATES               BELGIUM                   THAN BELGIUM               SOUTHEAST ASIA
    ----------------------      ----------------------    ------------               --------------
    Delhaize America            - Supermarche Delhaize    Greece                     Thailand
    - Food Lion                   "Le Lion"               - Alfa-Beta                - Food Lion
    - Hannaford                 - AD Delhaize             Czech Republic             Indonesia
    - Kash n' Karry             - Delhaize 2              - Delvita                  - Super Indo
    Super Discount Markets      - Delhaize City           - Sama                     Singapore
    - Cub Foods                 - Caddy-Home              Slovakia                   - Shop N Save
    - Save-A-Lot                - Shop 'n Go              - Delvita
                                - Di                      Romania
                                - Tom & Co                - Mega Image
                                - Superette Delhaize/
                                  Proxy Delhaize

UNITED STATES

         DELHAIZE AMERICA

         Overview. Delhaize America engages in one line of business, the operation of food supermarkets in the Southeastern, mid-Atlantic and Northeastern regions of the United States. Delhaize America was originally incorporated in North Carolina in 1957 under the name Food Town Stores, Inc. and maintains its corporate headquarters in Salisbury, North Carolina. Delhaize America is a holding company having three subsidiaries that operate primarily under the banners Food Lion, Hannaford and Kash n' Karry. In 1999, Delhaize America achieved sales of EUR 10.2 billion. For the fiscal year ended December 30, 2000, Delhaize America achieved sales of EUR 13.7 billion. Delhaize America became a wholly-owned subsidiary of Delhaize Group upon the closing of the share exchange transaction on April 25, 2001.

         Sales network. The growth of Delhaize America has historically been based on a strong store opening program, complemented by a strategy of selective acquisitions of existing stores. When Delhaize Group first invested in Food Town Stores in 1974, the company operated 22 stores. During fiscal years 1998, 1999 and 2000, Delhaize America added an average of approximately 88 stores annually at a compounded annual growth rate of 7.6%. During this same period, Delhaize America renovated an average of approximately 153 stores annually. The net selling area increased on average by 12.6% in 1998, 1999 and 2000. In 2000, Delhaize America acquired 106 existing Hannaford stores and opened 66 new stores, consisting of 55 Food Lion, nine Kash n' Karry and two Hannaford stores. During 2000, Delhaize America also closed 28 stores. As a result, as of December 30, 2000, Delhaize America operated 1,420 supermarkets in 16 states in the eastern United States as reflected in the following table.

                                                                                         KASH N'
                                                          FOOD LION       HANNAFORD       KARRY         TOTAL
                                                          ---------       ---------       -----         -----
     Delaware.....................................             14                                          14
     Florida......................................             42                           136           178
     Georgia......................................             61                                          61
     Kentucky.....................................             13                                          13
     Maine........................................                             46                          46
     Maryland.....................................             66                                          66
     Massachusetts................................                              6                           6
     New Hampshire................................                             22                          22
     New York.....................................                             26                          26
     North Carolina...............................            446                                         446
     Pennsylvania.................................              9                                           9
     South Carolina...............................            120                                         120
     Tennessee....................................             89                                          89
     Vermont......................................                              8                           8
     Virginia.....................................            298                                         298
     West Virginia................................             18                                          18
                                                            -----            ----          ----         -----
               Total Number of Stores.............          1,176             108           136         1,420
                                                            =====             ===           ===         =====
               Total Number of States.............             11               5             1            16
                                                            =====             ===           ===         =====

         Food Lion supermarket locations average approximately 3,205 square meters (34,500 square feet) in size, Hannaford supermarkets approximately 4,552 square meters (49,000 square feet) and Kash n' Karry stores approximately 3,763 square meters (40,500 square feet). The store prototype for Food Lion is approximately 3,530 square meters (38,000 square feet), while the size of the Hannaford store prototype ranges between 3,252 and 5,110 square meters (35,000 and 55,000 square feet) and the size of the Kash n' Karry store prototype is approximately 4,274 square meters (46,000 square feet).

         In recent years, Delhaize America has pursued an aggressive remodeling program to provide its customers with a more convenient atmosphere, an enhanced merchandise assortment and better customer service. In 2000, Delhaize America remodeled 173 stores, including 134 Food Lion stores, 34 Kash n' Karry stores and five Hannaford stores.

         Competition and regulation. The business in which Delhaize America is engaged is competitive and characterized by narrow profit margins. Delhaize America competes with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers and discount retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize America and its competitors engage in price competition, which has adversely affected operating margins in some of its markets. The major competitors of Food Lion are Winn-Dixie, Kroger, Ahold, Harris Teeter and Wal-Mart, the major competitors of Hannaford are Shaw's, Price Choppers and DeMoulas, and the major competitors of Kash n' Karry are Publix, Winn-Dixie, Albertson's and Wal-Mart.

         The opening of new stores is deregulated in most of the states in which Food Lion and Kash n' Karry operate. The majority of the states in which Hannaford operates regulate the opening of new stores. Shopping hours are deregulated in all of the states in which Delhaize America is active. The majority of Delhaize America's stores are open 24 hours per day.

         Delhaize America intends to continue to develop and evaluate new retailing strategies that respond to its customers' needs. Seasonal changes have no material effect on the operations of the Delhaize America supermarkets.

         Assortment. Delhaize America sells a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. Delhaize America also operates and franchises pharmacies and bank offices within some of its supermarkets. Delhaize America offers nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Delhaize America offers between 18,000 and 28,000 stock keeping units (SKUs) in its Food Lion supermarkets, between 28,000 and 38,000 SKUs in its Hannaford supermarkets and between 24,000 and 34,000 SKUs in its Kash n' Karry supermarkets.

         Private label products. Each of Delhaize America's principal banners offers its own line of private label products. The Food Lion, Hannaford and Kash n' Karry private label programs were consolidated in 2000 into a single procurement program, enhancing the sales and marketing of the various private label brands and reducing the cost of goods sold for private label brands. Sales of private label products represented 16%, 20% and 15% of Food Lion's, Hannaford's and Kash n' Karry's respective sales in fiscal 2000. On December 30, 2000, Food Lion offered more than 2,400 private label SKUs. In 2000, Food Lion developed new in-store displays featuring private label products and focused on sending more direct-mail coupons to promote private label sales. On December 30, 2000, the private label program at Kash n' Karry had more than 2,400 SKUs. It has grown significantly since Delhaize America acquired Kash n' Karry in December 1996. The Kash n' Karry private label program has undergone a packaging change throughout 2000 to a more attractive design. On December 30, 2000, Hannaford offered approximately 3,600 SKUs in its private label program, which represented 20% of its sales in 2000. The broader private label assortment of Hannaford offers opportunities to reinforce the private label assortment of Food Lion and Kash n' Karry.

         Loyalty cards. Delhaize America has two loyalty card programs: the MVP card introduced in 1995 at Food Lion and the Preferred Customer Club (PCC) card introduced in 1998 at Kash n' Karry. The MVP customer loyalty card program accounted for 70% of sales (50% of all transactions) at Food Lion in 2000. During the fiscal year ended December 30, 2000, more than seven million households actively used the MVP program and their purchases were two to three times the size of non-MVP transactions. During the fiscal year ended December 30, 2000, approximately 50% of Kash n' Karry sales (40% of all transactions) were PCC card related. Items promoted on the PCC card averaged more than 2,000 per week. For the fiscal year ended December 30, 2000, PCC card transactions were almost double the size of non-PCC card transactions. There are more than one million households actively using the PCC card.

         Pharmacies and bank branches. In 1999, Delhaize America reached an agreement with The Medicine Shoppe, a U.S. specialist in franchised pharmacies, to franchise pharmacies in Kash n' Karry and Food Lion stores. As of December 30, 2000, there were 65 pharmacies in Kash n' Karry stores, 62 of which bear the banner of The Medicine Shoppe, eight in Food Lion stores, seven of which also bear The Medicine Shoppe banner, and 83 in Hannaford stores. The Hannaford pharmacies are not franchised. As of December 30, 2000, Hannaford had in-store bank branches operated under lease agreements at 56 of its locations and Kash n' Karry had in-store bank branches operated under lease agreements in nine of its store locations.

         Internet services. Delhaize America offers coupons on the Food Lion, Hannaford and Kash n' Karry websites and is exploring the introduction of personalized shopping lists on its websites. As part of the acquisition of Hannaford, Delhaize America retained a minority interest in HomeRuns.com, an Internet-based home-delivery shopping service. In addition, Hannaford has a wholesale supply agreement with HomeRuns.com.

         SUPER DISCOUNT MARKETS

         In 1985, Delhaize Group founded Super Discount Markets in partnership with Supervalu. Delhaize Group owns 60% of Super Discount Markets, with the remainder owned by Supervalu. As of December 30, 2000, Super Discount Markets operated 21 stores under the Cub Foods banner and nine stores under the Save-A-Lot banner in the Atlanta and Columbus, Georgia areas. The Cub Foods stores are set up as large-scale supermarkets, having an average selling area of 6,000 square meters (64,480 square feet) and offering between 47,000 and 50,000 SKUs. The Cub Foods stores are generally open 24 hours a day, seven days a week.

         Super Discount Markets offers three private label brands: Cub, Homebest and Flavorite. Super Discount Markets offered, at the end of 2000, in excess of 1,100 private label products. Approximately 535,000 Value Plus cards have been issued by Super Discount Markets. In 1999, coupon kiosks were installed in half of the stores. In fiscal year 2000, Super Discount Markets had sales of EUR
341.7 million.

BELGIUM

         Overview. Belgium is the historical home market of Delhaize Group. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, Delhaize Group has built a strong market position (second in terms of sales), providing its customers with quality products and services at competitive prices. As of December 31, 2000, Delhaize Group's sales network consisted of 615 stores in Belgium with 116 supermarkets under the Supermarche Delhaize "Le Lion" banner, 278 under the AD Delhaize, Superette Delhaize, Proxy Delhaize and Shop 'n Go banners, and 14 under the Delhaize 2 and Delhaize City banners. In addition, as of December 31, 2000, the Delhaize Group sales network in Belgium also included 121 health and beauty stores under the Di banner and 86 pet food and products stores under the Tom & Co banner.

         Sales network. In Belgium, Delhaize Group's sales network consists of several brand names, depending on the specialty, store size and whether the store is directly operated, franchised or affiliated (that is, stores to which Delhaize Group sells wholesale goods and generates income only from sales made to such stores).

         SUPERMARCHE DELHAIZE "LE LION"

         The supermarkets directly operated by Delhaize Group in Belgium carry the banner Supermarche Delhaize "Le Lion". Sales of Supermarche Delhaize "Le Lion" increased 4.3% in 2000 over 1999 to EUR 2.0 billion. The number of supermarkets increased in 2000 from 115 to 116, resulting in an increase of the total net selling area by 1.7% to 223,937 square meters (approximately 2.4 million square feet).

         AD DELHAIZE, SUPERETTE DELHAIZE, PROXY DELHAIZE AND SHOP 'N GO

         AD Delhaize, Superette Delhaize, Proxy Delhaize and Shop 'n Go, are independent retailers to whom Delhaize Group sells its products at wholesale prices and who benefit from the trade name and know-how of Delhaize Group. In recent years, such affiliates have proven to be a major source of growth for Delhaize Group in Belgium. At December 31, 2000, the affiliate network consisted of 278 stores, five of which were located in Luxembourg. This represents an increase of 27 affiliates in 2000 over 1999 and an increase of 7.7% in total net selling area to 199,352 square meters (2.1 million square feet). Sales to these affiliates increased 11.0% in 2000 to EUR 770 million. An AD Delhaize store has an average selling area of approximately 980 square meters (10,535 square feet). The smaller Superette Delhaize store has an average selling area of approximately 370 square meters (3,978 square feet). During 2000, Delhaize Group launched the Proxy Delhaize banner, a convenience store concept operating mini-markets emphasizing fresh products and Delhaize private label products. At December 31, 2000, eight stores were operating under the Proxy Delhaize banner. In the coming years, the Superette Delhaize stores will evolve towards this new neighborhood store concept. The assortment of fresh products will be enlarged and private label products will represent 80% of the 8,000 SKUs offered in Proxy Delhaize stores. The Shop 'n Go gas station convenience stores were launched in Belgium in June 2000. These convenience stores are located in Q8 gas stations and are a response to customer expectations regarding proximity, convenience, speed and longer operating hours. The Shop 'n Go stores have a selling area between 100 and 250 square meters (1,075 - 2,688 square feet) and offer over 1,200 SKUs. Shop 'n Go stores sell fresh and prepared food (such as prepared meals and precooked vegetables), practical articles and products for immediate consumption.

         DELHAIZE 2 AND DELHAIZE CITY

         Delhaize 2 and Delhaize City stores are operated as neighborhood stores selling exclusively private label products. The Delhaize City concept was launched to target urban customers. In 2000, the number of Delhaize 2 and Delhaize City stores remained at 14 stores. The total net selling area of Delhaize 2 and Delhaize City stores increased as a result of enlarging and moving certain stores from 8,790 square meters (94,492 square feet) in 1999 to 10,180 square meters (109,434 square feet) in 2000. Sales at Delhaize 2 and Delhaize City stores increased from EUR 36.9 million in 1999 to EUR 42.6 million in 2000.

         CADDY-HOME

         Caddy-Home, the leading food products home delivery banner in Belgium, is the business-to-consumer operation of Delhaize Group that sells food products for which orders can be placed by telephone, fax and, since

1998, the Internet. During the year ended December 31, 2000, more than 14,000 customers bought products through Caddy-Home. At December 31, 2000, Caddy-Home was present in 11 cities throughout Belgium, delivering over 4,000 products to customers from two distribution centers. In 2000, sales through Caddy-Home increased 22.7% over 1999 to EUR 10.8 million.

         DI

         Di stores specialize in health aid and beauty care products. As of December 31, 2000, there was a total of 121 Di stores throughout Belgium (operated either directly by Delhaize Group or by franchisees), an increase of five stores over 1999. The total net selling area in 2000 increased by 3.3% to 31,729 square meters (341,084 square feet) over 1999. Sales in 2000 increased by 4.3% to EUR 87.5 million over 1999.

         TOM & CO

         Tom & Co is a specialty chain focusing on food and care products and accessories for pets. The large majority of the 86 stores at the end of 2000 were operated under franchise agreements with independent operators. In 2000, the total net selling area increased by 89.3% over 1999 to 36,178 square meters (388,911 square feet). In October 2000, Tom & Co reinforced its leading position in terms of sales in the Belgian market by acquiring Amizoo, adding 13 stores to its sales network. Sales of Tom & Co in 2000 increased by 27.4% over 1999 to EUR
41.3 million.

         Competition and Regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers:
GB-Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany), Intermarche (France) and Laurus (Netherlands). In addition, Delhaize Group faces competition from national retailers in Belgium, such as Colruyt. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize Group and its competitors engage in price competition which has adversely affected operating margins in some of its markets.

         Since 1975, Belgian law has required that permits be obtained for the opening of stores exceeding certain sizes (1,000 square meters in urban areas and 400 square meters in other areas). Shopping hours are restricted due to legislation and agreements with unions. By law, Belgian retail outlets must remain closed one day of the week. Retail outlets, other than night shops, must remain closed between 8 p.m. and 5 a.m. On Friday, retail outlets may remain open until 9 p.m.

         Assortment. The supermarkets of Delhaize Group sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. A Supermarche Delhaize "Le Lion" store sells approximately 18,000 SKUs. An AD Delhaize supermarket sells between 12,000 and 18,000 SKUs, depending on its selling area. A Superette Delhaize sells an average of 6,000 SKUs, while Delhaize 2 and Delhaize City stores sell approximately 3,500 SKUs. Management believes that Delhaize Group is a Belgium market leader in prepared meals. In 2000, approximately 11 million prepared meals were sold by Delhaize Group in Belgium, an increase of 40% over 1999. Approximately 100 different prepared meals are offered, including 21 recipes from three famous Belgian chefs. In Belgium, Delhaize Group has also developed a large range of organic products. Management estimates that its market share is approximately 33% of all sales of organic products in Belgium. On December 31, 2000, Delhaize Group offered approximately 400 organic products in Belgium. In 2000, sales of organic products by Delhaize Belgium were EUR 50 million, an increase of approximately 85% over the organic products sales in 1999, and representing approximately 2.5% of Delhaize Group's food sales in Belgium in 2000.


         Private Label. In Belgium, Delhaize Group actively promotes two different lines of private label products: Derby products, which are marketed as low price products, which are generic private label products with a "no frills" packaging, and Delhaize products, which are marketed as value priced products, which are higher quality products at competitive prices compared to Derby products. Customers have a selection of more than 4,000 different SKUs. In 2000, private label sales accounted for approximately 29.6% of Delhaize Group's supermarket sales in Belgium.

         Loyalty Card. In 1992, Delhaize Group's stores in Belgium introduced a loyalty card known as the Plus Card, which in 2000 was used by customers for over 90% of total sales in Supermarche Delhaize "Le Lion" stores. To encourage sales across the Delhaize Group's stores in Belgium, the Plus Card also provides benefits for shoppers at other Delhaize Group stores in Belgium. Since 1999, Delhaize Group has developed partnerships with other suppliers of goods and services in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2000, more than 2.8 million Plus Cards had been issued.

OTHER

         EUROPE OTHER THAN BELGIUM

         Greece. In 1992, Delhaize Group acquired 45.4% of Alfa-Beta Vassilopoulos S.A. and since 1995 has owned a 50.6% interest in Alfa-Beta Vassilopoulos S.A. Alfa-Beta Vassilopoulos S.A. operates a supermarket chain under the Alfa-Beta banner in Greece with 53 stores as of December 31, 2000, compared to 48 at the end of 1999. In 2000, Alfa-Beta achieved sales of EUR
475.3 million and had 4,165 employees as of December 31, 2000. In 1999, Alfa-Beta expanded beyond its core markets of Athens and the Peloponnese into Thessaloniki with the opening of four stores. Alfa-Beta seeks to attract customers looking for competitive pricing as well as high quality products and services. In October 2000, Alfa-Beta reached an agreement to acquire Trofo, which management believes is the sixth largest food retailer (in terms of sales) in Greece, and an operator of 45 supermarkets and 12 discount warehouse stores. In January 2001, Alfa-Beta completed its acquisition of Trofo for an acquisition price of GRD 22,805,600,000 (EUR 66.9 million). Alfa-Beta and Trofo together form what management believes is the second largest food retailer in Greece based on sales.

         The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Carrefour and Delhaize Group are the only foreign food retailers with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa-Beta competes with supermarket chains, supercenters, discount food stores and traditional Greek grocery stores and markets.

         Permits from municipal, health regulation and fire protection authorities are required for opening a new store and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating on Sunday is prohibited.

         Czech Republic and Slovakia. Delvita A.S. has been the operating company for Delhaize Group's interests in the Czech Republic since 1991 and Slovakia since 1998. Delhaize Group owned 75% of Delvita at the time of its formation in 1991 and has since become the sole shareholder. In March 1999, Delvita acquired from the Interkontakt Group 39 supermarkets in the Czech Republic and 11 supermarkets in Slovakia. As of December 31, 2000, Delhaize Group operated 99 stores in the Czech Republic under the banners Delvita and Sama, and 15 stores in Slovakia under the banner Delvita. The Delvita market strategy is to provide the best quality at a competitive price. In 2000, Delvita achieved sales of EUR 344.1 million.

         The Czech and Slovak retail market is competitive and characterized by the presence of a growing number of western retailers. Delvita competes with supermarket chains, supercenters, discount food stores, warehouse clubs, petrol stores and traditional Czech and Slovak food stores and markets. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. International competitors include Metro, Ahold, Rewe, Lidl, Tengelman, Tesco, Globus, Julius Meinl and Carrefour. Although the retail market in Slovakia is similar to that in the Czech Republic, the Slovak retail market is less developed and smaller.

         In the Czech Republic and Slovakia, there are no specific regulatory constraints relating to store openings, store extensions or business hours.

         Romania. In May 2000, Delhaize Group acquired a 51% ownership interest in what management believes is the largest Romanian supermarket operator based on net sales, Mega Image. As of December 31, 2000, Mega Image operated 10 supermarkets, all located in Bucharest. Mega Image employed 513 people at the end of 2000. In 2000, Mega Image's sales were EUR 20.2 million since the date of its acquisition.

         France. In 1994, Delhaize Group acquired a 73.8% ownership interest in P.G., a supermarket chain consisting of 30 stores in Northern France. Between 1994 and 1997, Delhaize Group increased its ownership interest in P.G. to 100%. In 1997, Delhaize Group sold a 50% ownership interest in P.G. to Comptoirs Modernes. As of September 30, 2000, P.G.'s sales network consisted of 50 stores. In September 2000, Delhaize Group agreed to sell its remaining 50% interest in P.G. to Carrefour, the parent company of Comptoirs Modernes, for EUR 68.6 million. This transaction was accounted for in the fourth quarter of 2000.

         SOUTHEAST ASIA

         Delhaize Group entered Southeast Asia in 1997. As of December 31, 2000, Delhaize Group operated 68 stores in that area, consisting of Food Lion stores in Thailand, Super Indo stores in Indonesia and Shop N Save stores in Singapore. For the year ended December 31, 2000, sales in Southeast Asia totaled EUR 228.7 million. In its Southeast Asian markets, Delhaize Group operates as an Every Day Low Price retailer in which it offers to its customers on a daily basis low prices for most products.

         Thailand. Delhaize Group entered the Thai market in June 1997 through a partnership in a company called Bel-Thai Supermarkets. Currently, Delhaize Group is the sole shareholder of Bel-Thai Supermarkets. As of December 31, 2000, Bel-Thai Supermarkets' sales network consisted of 18 stores. Bel-Thai Supermarkets operates its stores under the Food Lion banner. As of December 31, 2000, Bel-Thai Supermarkets' sales account for less than 0.5% of Delhaize Group sales.

         Indonesia. In 1997, Delhaize Group entered Indonesia by acquiring an interest in Super Indo, an operator of 11 stores. In spite of the unstable political situation in the country, the company has grown steadily and operated 20 stores at December 31, 2000. Delhaize Group owns 51% of Super Indo with the remaining 49% being owned by the Indonesian Salim Group. As of December 31, 2000, Super Indo's sales account for less than 0.5% of Delhaize Group sales and Super Indo's net income accounts for less than 0.5% of Delhaize Group net income.

         Singapore. Singapore is the most recent market in Southeast Asia entered by Delhaize Group. In 1999 Delhaize Group acquired 49% of Shop N Save, which management believes is the third largest food retailer in Singapore, based on sales. Delhaize Group owns 49% of Shop N Save with the other 51% being owned by QAF, a Singapore company. At December 31, 2000, Shop N Save operated 30 stores. As of December 31, 2000, Shop N Save's sales accounted for less than 0.5% of Delhaize Group sales and Shop N Save's net income accounted for less than 0.5% of Delhaize Group net income.

D.       PROPERTY

         The following is a summary of Delhaize Group's sales network as of December 31, 2000.

                        STORE OWNERSHIP OF SALES NETWORK

                         DIRECTLY OPERATED
                              STORES
                         ------------------      AFFILIATED AND
                         OWNED      LEASED     FRANCHISED STORES     TOTAL STORES
                         -----      ------     -----------------     ------------
United States ......      100        1,350              --               1,450
Belgium ............       83          154             378                 615
Other ..............       66          179              --                 245
                          ---        -----             ---               -----
          Total ....      249        1,683             378               2,310
                          ===        =====             ===               =====

         The majority of Delhaize Group's directly operated stores are leased. Most stores under lease are located in the United States. With the exception of 100 owned stores, as of December 31, 2000, Food Lion, Hannaford and Kash n' Karry occupy various store premises under lease agreements providing for initial terms of up to 30 years, with renewal options generally ranging from five to 20 years. Delhaize America owns and operates its 12 warehousing and distribution facilities (totaling approximately 958,000 square meters or approximately 10.3 million square feet). Delhaize America also owns and operates its transportation fleet. In Belgium, at December 31, 2000, Delhaize Group owned four of its five principal distribution centers, leased its four ancillary distribution centers and owned approximately one-third of its directly operated stores. At December 31, 2000, Delhaize Group owned 16 stores in Greece, with 37 under leases, and owned 38 stores in the Czech Republic and Slovakia, with 76 stores under leases. Total lease payments in 2000 were approximately EUR 355 million.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following section contains forward-looking statements that involve risks and uncertainties. Delhaize Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this document.

         In this section, the general financial condition and the results of operations of Delhaize Group and its consolidated and associated subsidiaries are outlined. The financial information of Delhaize Group contained in this Item 5 includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries. Net income of Delhaize Group excludes the portion of consolidated results attributable to minority interests. Generally, all companies in which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% are fully consolidated. Delhaize Group's businesses in Belgium are collectively referred to as Delhaize Belgium.

         For Delhaize Group's operating subsidiaries in the United States, Delhaize America and Super Discount Markets, the results of their operations included in Delhaize Group's years ended December 31, 2000, 1999 and 1998 covered 52 weeks. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis.

         Delhaize Group consolidated and controlled (through a majority ownership of Delhaize America's voting shares) the operations of Delhaize America for all periods presented in this Item 5. At December 31, 2000, Delhaize Group owned 37.2% of Delhaize America's non-voting Class A common stock and 56.3% of Delhaize America's voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 45.1%. At December 31, 1999, Delhaize Group owned 46.4% of Delhaize America's non-voting Class A common stock and 55.5% of Delhaize America's voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 50.8%. At December 31, 1998, Delhaize Group owned 37.6% of Delhaize America's non-voting Class A common stock and 52.2% of Delhaize America's voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 44.6%. In July 2000, Delhaize America completed its acquisition of Hannaford. The financial information discussed in this Item 5 includes the results of Hannaford's operations for the 22 weeks of 2000 beginning July 31, 2000.

         As you read the following discussion and analysis, you should refer to Delhaize Group's audited consolidated financial statements for the years ended December 31, 2000, 1999 and 1998, included under Item 18 below in this document. The financial statements referred to above were prepared in accordance with Belgian GAAP and include a discussion of the principal material differences between Belgian GAAP and US GAAP, as they apply to Delhaize Group. This discussion and analysis of general financial condition and results of operations was prepared using Belgian GAAP.

         On January 1, 1999, member countries of the European Union (other than the United Kingdom, Sweden, Denmark and Greece) established the EMU and created a new single currency to be used throughout the EMU known as the Euro. As part of the introduction of the Euro, the exchange rates between the legacy currencies and the Euro were fixed on January 1, 1999. Accordingly, the historical financial statements and related disclosures that were reported using the Belgian Franc have been converted into the Euro using the fixed conversion rate of EUR 1 = BEF 40.3399. The conversion of the historical statements from Belgian Francs to Euros at a fixed rate depicts the same trends as would have been presented if Delhaize Group had continued to present its consolidated financial statements in Belgian Francs. Delhaize Group's financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in Euros and that have restated amounts from a currency other than the Belgian Franc.

A.       OVERVIEW

         The core activity of Delhaize Group is the sale of food through supermarkets in North America, Europe and Asia. In addition, Delhaize Group engages in food wholesaling and in nonfood retailing such as pet products and health and beauty products. At December 31, 2000, Delhaize Group had a sales network of 2,310 stores in 10 countries. At December 31, 2000, these operations were primarily located in the United States and Belgium.

         During the year ended December 31, 2000, Delhaize Group's sales increased 27.0% as compared with sales for the year ended December 31, 1999. During the year ended December 31, 1999, sales of Delhaize Group increased 10.8% as compared with sales posted during the year ended December 31, 1998. In all these periods there was a positive translation effect on Delhaize Group's sales as a result of the strong U.S. dollar. The translation effect is defined as the effect of fluctuations in the exchange rates in the functional currencies of Delhaize Group's subsidiaries to the Euro, the reporting currency of Delhaize Group. In addition, Delhaize Group achieved these sales increases by selectively adding a significant number of stores to its sales network, making strategic acquisitions and sharpening its focus on customer satisfaction. During the year ended December 31, 2000, Delhaize Group increased the number of stores in its sales network by 198 stores to a total of 2,310 stores. The Hannaford acquisition increased Delhaize Group's sales network by 106 stores. At December 31, 1999, Delhaize Group had a sales network of 2,112 stores, or 208 more than the 1,904 stores within the network at December 31, 1998.

         Net income for the year ended December 31, 2000 decreased 5.4% compared with net income for the year ended December 31, 1999. Although there was a positive translation effect in 2000, net income was negatively affected by increased amortization and depreciation expense, interest expense and merger-related costs, all associated with the Hannaford acquisition. Net income was also negatively affected by increased charges for store closings and decreased gross margin at Delhaize America.

         Net income for the year ended December 31, 1999 increased 14.1% compared with net income for the year ended December 31, 1998. In addition to the positive translation effect on its net income as a result of the strong U.S. dollar in 1999, Delhaize Group's net income was favorably influenced by improving gross margin, controlling operating costs and increasing its average ownership interest in Delhaize America.

         During the first half of 2000, Delhaize Group increased its ownership in Delhaize America by approximately 1.9 percentage points to 52.7%. The acquisition of Hannaford by Delhaize America in July 2000 resulted in a dilution of Delhaize Group's ownership interest in Delhaize America, as Delhaize America issued shares and paid cash to effect the acquisition. As a result, Delhaize Group's ownership interest decreased to 45.1% at December 31, 2000. However, the average ownership interest in Delhaize America increased from 47.5% in 1999 to 48.6% in 2000. Delhaize Group increased its ownership interest by approximately
6.2 percentage points to 50.8% during the year ended December 31, 1999, primarily through open market purchases of Delhaize America shares and as a result of Delhaize America's stock repurchase program in 1999 from 44.6% in 1998.

         Net income, as determined in accordance with US GAAP for the year ended December 31, 2000, was EUR 150.7 million and for the years ended December 31, 1999 and December 31, 1998 was EUR 165.9 million and EUR 153.7 million, respectively. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group's net income, include the accounting treatment of goodwill, pensions, fixed assets, stock based compensation, foreign currency transactions and leases.

B.       SELECTED RESULTS OF OPERATIONS


                                                         YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                   2000           1999           1998
                                                 --------       --------       --------
                                                          (IN MILLIONS OF EUR)
Belgian GAAP:
  Sales....................................      18,168.2       14,310.1       12,912.4
  Gross profit(1)..........................       4,472.2        3,503.3        3,133.2
  Other operating costs(2).................       4,141.2        3,134.2        2,789.3
  Net financial expenses...................         296.2          140.1          117.0
  Net exceptional income (expenses)........         (41.3)           2.6           (1.1)
  Income taxes.............................         145.7          189.5          161.8
  Income before minority interests.........         256.2          321.2          293.0
  Net income...............................         160.7          169.9          149.0

----------

(1)      Represents sales less cost of goods sold.

(2)      Represents total operating costs excluding cost of goods sold.

SALES

         The following table sets forth, for the periods indicated, Delhaize Group's sales contribution by geographic region:

                                                         YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------
                                          2000                     1999                     1998
                                 -------------------      -------------------      -------------------
                                    EUR          %           EUR          %           EUR          %
                                 --------      -----      --------      -----      --------      -----
                                                    (IN MILLIONS, EXCEPT PERCENTAGES)
SALES CONTRIBUTION
United States ...........        14,069.5       77.5      10,505.7       73.4       9,456.1       73.2
Belgium .................         2,983.6       16.4       2,802.2       19.6       2,686.0       20.8
Other ...................         1,115.1        6.1       1,002.2        7.0         770.3        6.0
                                 --------      -----      --------      -----      --------      -----
          Total .........        18,168.2      100.0      14,310.1      100.0      12,912.4      100.0
                                 ========      =====      ========      =====      ========      =====

OVERVIEW

         Sales increased 27.0% during the year ended December 31, 2000 over the corresponding period in 1999. This increase in sales was primarily due to the Hannaford acquisition, which added 106 stores to the sales network. Excluding the effects on sales from the Hannaford acquisition, the increase was primarily a result of sales growth of 5.3%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 5.3% was the result of a net increase of the sales network by 92 stores and a comparable store sales increase of 3.4% and 0.8% at Delhaize Belgium and Delhaize America, respectively.

         Sales increased 10.8% during the year ended December 31, 1999 over the corresponding period in 1998. This increase was primarily a result of sales growth of 7.5%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 7.5% was the result of a net increase of 208 stores in the sales network and comparable store sales growth of 1.8% at Delhaize America and 1.9% at Delhaize Belgium.

UNITED STATES

         Sales increased 33.9% during the year ended December 31, 2000 over the corresponding period in 1999. This increase was primarily a result of sales growth of 15.8%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 15.8% was a result of a net increase of the sales network by 106 stores acquired as part of the Hannaford acquisition, the opening of 66 new stores at Delhaize America and 10 new stores at Super Discount Markets, and the renovation of 173 stores by Delhaize America. Remodeling efforts included the updating of equipment and properties, as well as increasing selling area and adding deli/bakeries to selected stores. During 2000, Delhaize America also relocated 10 stores and closed 18 stores. Comparable store sales at Delhaize America increased by 0.8% during the year ended December 31, 2000.

         Sales increased 11.1% during 1999 over the corresponding period in 1998. This increase was primarily a result of sales growth of 6.5%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 6.5% was a result of Delhaize America's new store openings and renovations of existing stores, as well as continued emphasis on category management and marketing initiatives. Delhaize America opened 100 new stores in 1999 and closed 31 existing stores, a net increase of 69 stores. During 1999, 145 existing stores were renovated to update equipment and properties, and in many locations to add selling area. Comparable store sales in the United States increased by 1.8% in 1999. Sales growth was negatively impacted by the conversion of 51 Food Lion stores in Florida to the banners Save `n Pack and Kash n' Karry, the reduction of operating hours at 352 Food Lion stores and a change in the calculation of sales taxes at Delhaize America starting in May 1998. Beginning in May 1998, after receiving permission from all state departments of revenue, Delhaize America began collecting sales tax on the net sales price, taking into account the discounts granted through loyalty cards, rather than the full retail price. The related effect on sales for a prior year comparison was to reduce reported sales by approximately EUR 66.1 million in 1999 and EUR 114.4 million in 1998. This change did not affect the comparable store sales calculation or the net income of Delhaize America, as gross profit is the same under either method. The only difference was that under the new method the discount granted is reflected in sales as opposed to in cost of goods sold in the original method.

BELGIUM

         Sales increased 6.4% during the year ended December 31, 2000 over the corresponding period in 1999. This increase was primarily due to the expansion of the sales network by 62 stores and a comparable store sales increase of 3.4%. All banners increased their number of stores and comparable store sales, with the strongest sales growth realized by the AD Delhaize, Superette Delhaize and Proxy Delhaize banners. During the year ended December 31, 2000, wholesale sales of Delhaize Group to its affiliated stores represented 27.3% of the total sales of Delhaize Belgium as compared to 26.0% for the corresponding period in 1999.

         Sales increased 4.3% during the year ended December 31, 1999 over the corresponding period in 1998. This increase was due to the expansion of the sales network by 38 stores and comparable store sales growth of 1.9%.

OTHER

         Sales increased 11.3% during the year ended December 31, 2000 over the corresponding period in 1999. This increase was primarily due to sales increases of 13.5% at Alfa-Beta (Greece), 6.6% at Delvita (Czech Republic and Slovakia) and 25.1% at Delhaize Group's Southeast Asia companies (Thailand, Indonesia and Singapore), at constant exchange rates. The May 2000 acquisition of Mega Image (Romania) added EUR 20.2 million in sales from the date of acquisition. These sales increases were primarily due to new store openings in all countries.

         Sales increased 30.1% for the year ended December 31, 1999 over the corresponding period in 1998. This increase was primarily due to sales increases of 14.9% at Alfa-Beta, 42.0% at Delvita and 290.5% at Delhaize Group's Southeast Asia companies, at constant exchange rates. The substantial sales growth at Delvita reflected the acquisition of 50 stores from Interkontakt in 1999, while sales at the Southeast Asia companies grew significantly in 1999 primarily due to the acquisition of 49% of Shop N Save in Singapore and six supermarkets in Thailand.

GROSS PROFIT

         Gross profit, defined as sales less cost of goods sold, increased 27.7% for the year ended December 31, 2000 over the corresponding period in 1999. In addition to a positive translation effect resulting from the strong U.S. dollar, gross profit increased primarily due to the sales increases that resulted from acquiring and opening new stores, renovating existing stores and increasing gross margins. Gross margin at Delhaize Group increased from 24.5% in the year ended December 31, 1999 to 24.6% in the comparable period in 2000 primarily as the result of the acquisition of Hannaford by Delhaize America and the increase of private label sales, effective category management and initiatives of margin blending at Delhaize Belgium. This increase was partially offset by increased price promotions, the cost of markdowns, a change in product mix and inventory shrinkage at Delhaize America.

         Gross profit increased 11.8% for the year ended December 31, 1999 over the corresponding period in 1998. This increase was primarily due to the increase of sales as a result of the expansion of the sales network, gross margin improvements at Delhaize America, Delhaize Belgium and P.G., and positive translation effects resulting from the strong U.S. dollar. Gross margin of Delhaize Group increased from 24.3% in 1998 to 24.5% in 1999, primarily due to gross margin improvement at Delhaize America from 25.3% in 1998 to 25.7% in 1999 due to management's continued focus on category management and initiatives designed to maximize product selection and merchandising through increased variety and promotional activity utilizing Delhaize Group's customer loyalty card programs. Gross margin improvements at Delhaize America and Delhaize Belgium were achieved in the higher margin categories of perishables, prepared meals and non-food items and positively affected by an increase in private label sales at Delhaize Belgium.

OTHER OPERATING COSTS

         Other operating costs as a percentage of sales increased from 21.9% during the year ended December 31, 1999 to 22.8% in the corresponding period in 2000 due to increased selling, administrative and other operating expenses, increased salaries, social security and pension costs and increased depreciation and amortization. Salaries, social security and pension costs increased, as a percentage of sales, from 12.6% in 1999 to 12.8% in 2000 mainly due to the increased labor costs at Delhaize America resulting from low unemployment rates in its operating market, which were partially offset by cost discipline and government measures to reduce social security contributions by employers in Belgium. Depreciation and amortization increased from 2.3% of sales in the year ended December 31, 1999 to 2.8% of sales in the year ended December 31, 2000. Depreciation increased due to the construction of new stores, the increase in leasehold improvements and the purchase of new equipment. Amortization expense increased as a result of additional goodwill and intangible assets generated by the Hannaford acquisition and by the purchase of 2.9 million Delhaize America shares by Delhaize Group on the open market in the first half of 2000. Higher rent expenses and store closing charges resulted in an increase in selling, administrative and other operating expenses as a percentage of sales from 7.0% in the year ended December 31, 1999 to 7.2% in the comparable period in 2000. During the year ended December 31, 2000, rent costs of Delhaize Group as a percentage of sales increased compared to the same period in 1999 due to new leased stores and the expansion of existing stores, primarily at Delhaize America. During the year ended December 31, 2000, Delhaize Group recognized net store closing costs of EUR 29.5 million primarily related to 22 planned store closings in the normal course of business. During the year ended December 31, 1999, Delhaize Group recorded EUR 11.9 million in net store closing costs related to 16 planned store closings in the normal course of business. These net store closing costs primarily consisted of estimated post-closing lease liabilities, other exit costs associated with the store closing commitments and related asset impairment charges.

         Other operating costs as a percentage of sales were 21.9% during the year ended December 31, 1999 as compared to 21.6% in the corresponding period in 1998. The increase was due to higher selling, administrative and other operating expenses, and slightly higher salary costs. Selling, administrative and other operating expenses rose from 6.8% of sales in 1998 to 7.0% in 1999. In 1999, Delhaize America made decisions to close 16 stores in the normal course of business and recognized net store closing costs of EUR 11.9 million as compared to EUR 12.9 million recognized in 1998 due to closing 33 stores in the normal course of business. These net store closing costs primarily consisted of estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. Salaries, social security and pension costs rose as a percentage of sales from 12.5% in 1998 to 12.6% in 1999 due to low unemployment rates in the United States, which in turn created higher turnover as well as wage and benefit increases. In 1999, depreciation and amortization remained stable at 2.3% of sales, notwithstanding leasehold improvements, equipment purchases for new stores and renovated stores, and open market purchases of 7.6 million shares of Delhaize America by Delhaize Group. In 1999, the increased amortization of the goodwill recorded in connection with the purchases of Delhaize America shares by Delhaize Group was offset by a change in Delhaize Group's accounting policy relating to goodwill amortization. Beginning in 1999, goodwill acquired in conjunction with business combinations in countries with mature economies such as the United States and France will be amortized over its useful life not to exceed forty years. Prior to 1999, all goodwill arising on consolidation was amortized over its useful life not to exceed twenty years. Had this accounting policy not been adopted, goodwill amortization expense would have been approximately EUR 7.6 million greater in 1999.

STORE CLOSING COSTS IN THE NORMAL COURSE OF BUSINESS

         Delhaize Group continuously evaluates its store base and makes decisions about store openings and closings that are intended to be in the best interest of its shareholders. Store closings consist of relocations, where a new store is opened to replace an older store located in the same area, and closings of stores due to poor performance. Delhaize Group intends to close stores within a year after the decision to close is made. As most of Delhaize Group's stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group's previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begin immediately following the store closing.

         Significant cash outflows associated with closed stores relate to ongoing lease payments. Because closed store operating leases are classified consistently with capital leases, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

         Store closing costs relating to store closings in the normal course of business are charged to operating income as "Selling, administrative and other operating expenses". See the section below entitled "Store Closing Costs" for further information.

NET FINANCIAL EXPENSES

         Net financial expenses during the year ended December 31, 2000 increased by 111.4% compared to the year ended December 31, 1999 and represent, as a percentage of sales, 1.6% in 2000 compared to 1.0% in 1999. This significant increase is primarily due to the interest expense relating to the bridge financing used in connection with the Hannaford acquisition and interest expense due to borrowings incurred to purchase Delhaize America shares on the open market in 1999 and 2000.

         Net financial expenses increased by 19.8% in the year ended December 31, 1999 compared to the year ended December 31, 1998. This increase of net financial expenses was primarily due to additional interest costs on borrowings incurred during these periods to increase Delhaize Group's ownership interest in Delhaize America, acquisitions and the fact that Delhaize America realized interest income on a one-time gain in 1998 related to a tax refund received as a result of an agreement with the United States Internal Revenue Service regarding its examination of the tax years 1991-1994. Overall, in 1999, Delhaize Group financed the purchase of 7.6 million shares of Delhaize America while Delhaize America repurchased 4.4 million of its own shares.

         The interest coverage ratio, defined as operating income divided by net interest expense, was 2.7, 5.1 and 5.2 for the years ended December 31, 2000, 1999 and 1998, respectively.

NET EXCEPTIONAL INCOME (EXPENSES)

         Net exceptional expenses during the year ended December 31, 2000 were EUR 41.3 million compared to net exceptional income of EUR 2.6 million during the year ended December 31, 1999. The net exceptional expenses were primarily the result of EUR 41.8 million in merger costs related to the Hannaford acquisition and EUR 32.4 million in costs to close 15 Delhaize America stores, outside of the normal course of business. These costs were partially offset by a EUR 32.4 million gain on the disposal of Delhaize Group's investment in P.G.

         During the year ended December 31, 1999, net exceptional income of approximately EUR 2.6 million was primarily a result of a gain of EUR 17.7 million realized on sales of certain stores that were offset by losses incurred of EUR 15.0 million on the disposal of other stores primarily by Delhaize America. During the year ended December 31, 1998, net exceptional expenses of EUR 1.1 million were primarily a result of a gain of EUR 20.2 million realized on the sale of certain stores that were offset by losses of EUR 17.6 million on the sale of other stores and a distribution center in the Southwest United States by Delhaize America, as well as the closing of the Dial store chain in Belgium.

         Under Belgian GAAP, store closing costs related to store closings outside of the normal course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to "exceptional expenses". See the section entitled "Other Operating Costs" above for Delhaize Group's policy for recording store closing costs. See the section entitled "Store Closing Costs" below for further information. Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP.

INCOME TAXES

         Delhaize Group's effective tax rate was 36.3%, 37.1% and 35.6% for the years ended December 31, 2000, 1999 and 1998, respectively. The effective tax rate decreased primarily as a result of a non-taxed gain realized on the disposal of the investment in P.G., partially offset by the non-deductible goodwill mainly related to the Hannaford acquisition.

         The effective tax rate in 1998 was reduced as a result of a tax refund of approximately EUR 6.5 million received by Delhaize America from the United States Internal Revenue Service, which is noted above.

NET INCOME

         The following table sets forth, for the periods indicated, Delhaize Group's net income contribution by geographic region:

                                                        YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------------------
                                        2000                     1999                       1998
                                 ------------------       -------------------       -------------------
                                  EUR           %          EUR            %          EUR            %
                                 -----        -----       -----         -----       -----         -----
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
United States................     88.5         55.1       135.0          79.5       113.8          76.4
Belgium......................     41.8         26.0        32.3          19.0        32.0          21.5
Other........................     30.4         18.9         2.6           1.5         3.2           2.1
                                 -----        -----       -----         -----       -----         -----
          Total..............    160.7        100.0       169.9         100.0       149.0         100.0
                                 =====        =====       =====         =====       =====         =====

         In the year ended December 31, 2000, the contribution of the United States operations as a percentage of Delhaize Group net income decreased to 55.1% as compared to 79.5% in the year ended December 31, 1999. This decrease was primarily a result of increased amortization and depreciation, interest expense and merger related costs, all associated with the Hannaford acquisition, decreased gross margin and increased store closings at Delhaize America. These factors were partially offset by a slight increase of the average ownership interest of Delhaize Group in Delhaize America and the positive translation effects of a strong U.S. dollar.

         In the year ended December 31, 1999, the contribution of the United States operations as a percentage of Delhaize Group net income was 79.5% compared to 76.4% in the year ended December 31, 1998. This increase was primarily due to an increase of the gross margin at Delhaize America, an increase in the ownership interest of Delhaize Group in Delhaize America and the strong U.S. dollar.

         In the year ended December 31, 2000, the contribution of Belgian operations as a percentage of Delhaize Group net income increased to 26.0% as compared to 19.0% in the year ended December 31, 1999. This increase was primarily a result of gross margin improvements and cost control and the decrease of the net income realized by subsidiaries in the United States.

         In the year ended December 31, 1999, the contribution of the Belgian operations as a percentage of Delhaize Group net income was 19.0% compared to 21.5% in the year ended December 31, 1998. This decrease was primarily due to an increase in the ownership interest of Delhaize Group in Delhaize America and the strong U.S. dollar.

         In the year ended December 31, 2000, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income increased to 18.9% as compared to 1.5% in the year ended December 31, 1999. This increase was primarily a result of the EUR 32.4 million gain on the disposal of the investment in P.G.

         In the year ended December 31, 1999, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income was 1.5% compared to 2.1% in the year ended December 31, 1998.

STORE CLOSING COSTS

         Under Belgian GAAP, store closing costs related to store closings in the normal course of business (i.e., on a store-by-store basis) are charged to operating income as "selling, administrative and other operating expenses" and store closing costs related to store closings outside of the normal course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to "exceptional expenses".

         Delhaize Group's store closings in 2000, 1999 and 1998 primarily related to Delhaize America store closings. Delhaize America had 187, 156 and 131 closed stores and planned to close 14, 7 and 26 stores at December 31, 2000, 1999 and 1998, respectively. The following information represents Delhaize America's store closings in the normal course of business and those outside of the normal course of business.

         Delhaize America had store closing liabilities of EUR 199.0 million, EUR 106.3 million and EUR 96.9 million at December 31, 2000, 1999 and 1998. The balance at December 31, 2000 of EUR 199.0 million consisted of lease obligations and other exit costs of EUR 163.6 million and EUR 35.4 million, respectively. The balance at December 31, 1999 of EUR 106.3 million consisted of lease obligations and other exit costs of EUR 96.5 million and EUR 9.8 million, respectively. The balance at December 31, 1998 of EUR 96.9 million consisted of lease obligations and other exit costs of EUR 87.4 million and EUR 9.5 million, respectively.

         Delhaize America provided for closed store liabilities relating to the estimated post-closing lease obligations and other exit costs (which include estimated real estate taxes, common area maintenance and other costs contractually required to be paid in connection with the lease obligations) associated with the store closing commitments. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants, changes in actual store closing dates that differ from planned store closing dates and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

         Delhaize America uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

         During fiscal 2000, Delhaize America recorded additions to closed store liabilities of EUR 64.8 million related to 26 store properties acquired, or for which the lease was assumed, in the Hannaford acquisition. All but one of the 26 stores included in the reserve had been closed prior to the acquisition date. The remaining activities associated with closing and exiting these stores are to maintain the store under the leasehold requirements, to dispose of any owned property and equipment and to settle the remaining lease obligations. The acquired Hannaford liabilities for closed stores include EUR 43.2 million related to the present value of future unrecoverable lease liabilities with remaining non-cancelable terms ranging from 3 to 22 years. Other exit costs accrued are approximately EUR 21.6 million for activities that are directly related to the remaining lease obligations, that comprised EUR 11.2 million for real estate taxes, EUR 8.6 million for property maintenance and utilities and EUR 1.8 million for property insurance. Accrued other exit costs are paid over the remaining lease term. A non-cash reduction in the amount of approximately EUR 4.0 million was made prior to December 31, 2000, with a corresponding reduction in goodwill, principally related to a lease liability that was canceled.

         See Note 20 to the consolidated financial statements under Item 18 below for further information on store closing costs.

C.       LIQUIDITY AND CAPITAL RESOURCES

         Historically, Delhaize Group's principal source of liquidity is cash generated from operations. Recently, debt has become an important tool in the funding policy of Delhaize Group because of its significant growth. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations. Cash flow from operations has also been used historically to service outstanding debt and for the payment of dividends. Delhaize Group believes that its working capital is sufficient for its present requirements.

OPERATING ACTIVITIES

         Cash provided by operating activities was EUR 670.5 million, EUR 621.7 million and EUR 607.7 million during the years ended December 31, 2000, 1999 and 1998, respectively. The net increase in 2000 over 1999 was primarily due to additional earnings before non-cash charges in 2000 and a decrease in working capital requirements. The net increase in cash provided by operating activities in 1999 over 1998 was primarily due to additional earnings in 1999 partially offset by an increase in working capital requirements.

INVESTING ACTIVITIES

         Cash used in investing activities increased to EUR 3,330.4 million during the year ended December 31, 2000 compared with EUR 758.6 million for the year ended December 31, 1999 and EUR 347.8 million for the year ended December 31, 1998. The net increase in cash used in investing activities in 2000 compared to 1999 was primarily due to the Hannaford acquisition and other acquisition activity. Delhaize Group used approximately EUR 2,862 million, net of cash acquired, for the Hannaford acquisition and used EUR 56 million in connection with the purchase of 2.9 million Delhaize America shares on the open market. The net increase in cash used in investing activities in 1999 over 1998 was primarily due to higher acquisition activity. In 1999, Delhaize Group spent EUR 204 million in connection with the purchase of 7.6 million Delhaize America shares on the open market. The increase was also due to the acquisition of 49% of Shop N Save and the purchase of the remaining 11.5% of Delvita shares outstanding. During 1999, Delhaize Group added a total of 108 stores to its sales network through acquisitions.

         Capital expenditures were EUR 544.7 million for the year ended December 31, 2000 compared with EUR 524.7 million for the year ended December 31, 1999 and EUR 450.8 million for the year ended December 31, 1998. During 2000, Delhaize Group added 152 new stores to its sales network through store openings and added 127 stores through its acquisitions. Delhaize America renovated, and in most cases also enlarged, 173 existing stores. During 1999, Delhaize Group added a total of 110 stores to its sales network through store openings, while Delhaize America renovated 145 existing stores. In 2000, total selling area (including acquisitions) of Delhaize Group increased 16.1% from 4.2 million square meters (44.8 million square feet) at the end of 1999 to 4.8 million square meters (52.1 million square feet) at the end of 2000. The following shows the breakdown of capital expenditures by geographic area in 2000, 1999 and 1998.


                     CAPITAL EXPENDITURES BY GEOGRAPHIC AREA

                                       YEAR ENDED DECEMBER 31,
                                   2000        1999           1998
                                   -----       -----          -----
                                     (AMOUNTS IN MILLIONS OF EUR)

United States..................    435.1       376.5          323.4
Belgium........................     73.5        86.4           54.0
Other..........................     36.1        61.8           73.4
                                   -----       -----          -----
          Total................    544.7       524.7          450.8
                                   =====       =====          =====

Business Acquisitions

         The growth strategy of Delhaize Group includes selective acquisitions. Historically, Delhaize Group has focused on two types of acquisitions: smaller acquisitions to enter a new market and acquisitions to reinforce its existing presence by increasing the density of its sales network. Since 1997, Delhaize Group has entered new markets through acquisitions in Romania, Singapore, Thailand and Indonesia.

         On July 31, 2000, Delhaize America completed its acquisition of Hannaford. The total consideration of approximately EUR 3.7 billion consisted of approximately EUR 3.0 billion in cash and approximately 25.6 million shares of Delhaize America Class A common stock valued at approximately EUR 714.0 million. Delhaize America utilized a EUR 2.7 billion (USD 2.5 billion) 364-day term loan facility and an existing revolving credit facility to fund the acquisition of Hannaford. To obtain approval of the Hannaford transaction, an agreement was reached with the United States Federal Trade Commission under which 38 of Hannaford's stores in the Southeast United States were sold. Additionally, Hannaford closed its 13 other stores in the Southeast United States. After these divestitures and closings, Hannaford operated 106 stores, exclusively in the Northeast United States. These store operations are expected to contribute approximately EUR 3.2 billion in sales to the consolidated results of Delhaize Group on an annual basis.

         In May 2000, Delhaize Group acquired 51% of Mega Image, which management believes is the largest supermarket chain in Romania based on net sales. The acquisition price was financed through available cash and debt. Mega Image reported sales of EUR 20.2 million in 2000 since the date of acquisition.

         In May 1999, Bel-Thai Supermarkets acquired five supermarkets and one franchised store from the Charoen Pokphand Group in Thailand. Additionally, Delhaize Group reached an agreement to purchase the ownership interest of the Mall Group and the Saha Group in Bel-Thai Supermarkets. In January 2000, Delhaize America acquired 51% of Bel-Thai Supermarkets, with Delhaize Group holding the remaining 49%. As a result, Delhaize Group directly or indirectly owned 100% of Bel-Thai Supermarkets on December 31, 2000. These acquisitions were financed through available cash and debt.

         In 1999, Delvita purchased 50 Interkontakt stores, of which 39 stores were located in the Czech Republic and 11 in Slovakia. Additionally, in March 1999, Delhaize Group purchased the remaining 11.5% of the outstanding shares of Delvita. Both acquisitions were financed by available cash and debt.

         In January 1999, Delhaize Group and QAF reached an agreement by which Delhaize Group acquired a 49% ownership interest in the Singaporean supermarket chain Shop N Save for a total amount of EUR 12.0 million, financed through available cash and debt.

FINANCING ACTIVITIES

         Cash provided by financing activities was EUR 2,515.6 million during the year ended December 31, 2000, compared to cash provided by financing activities of EUR 256.9 million in 1999 and cash used in financing activities of EUR 182.7 million in 1998. Cash provided by financing activities increased in 2000 primarily as a result of EUR 2.9 billion in short-term borrowings for the Hannaford acquisition by Delhaize America including approximately EUR 50 million of fees paid in connection with the financing. This increase was partially offset by additional repayments of short-term loans of approximately EUR 390 million, the suspension of Delhaize America's share repurchase program in 2000 (approximately EUR 134 million in 1999) and the decrease in cash provided by long-term borrowings of approximately EUR 140 million, which mostly related to Delhaize Belgium's 1999 Eurobond issuance.

         The net increase in cash provided by financing activities in 1999 over 1998 was primarily due to proceeds in 1999 from short-term borrowings and Delhaize Belgium's issuance of EUR 150 million Eurobond notes. This increase was partially offset by a comparatively larger amount of cash used in 1999 than in 1998 to purchase shares of Delhaize America through Delhaize America's share repurchase program and repayments of principal on debt. During the third quarter of 1999, Delhaize America suspended the share repurchase program as a result of the announced agreement to acquire Hannaford.

         Long-term Borrowings

         In connection with the acquisition of Hannaford in July 2000, Delhaize Group assumed notes of approximately EUR 124 million and mortgages of approximately EUR 58 million.

         On May 17, 1999, Delhaize Group issued bonds having an aggregate principal amount of EUR 150 million for net proceeds of approximately EUR 148 million (the "1999 Eurobonds"). The 1999 Eurobonds mature in 2009 and bear interest at 4.625%, payable annually in arrears on May 18 of each year. The discount upon issuance is being amortized over the life of the bond. The 1999 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in Belgium.

         In 1999, Delhaize Group updated its then existing treasury notes program with a new multi-currency treasury notes program. Under this treasury notes program, Delhaize Group may issue both short-term notes (e.g., commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent of such amount in other eligible currencies (collectively, the "Treasury Program"). Approximately EUR 12.4 million and EUR 37.2 million in medium-term notes were outstanding at December 31, 2000 and 1999, respectively, under the Treasury Program.

         On February 15, 2001, Delhaize Group issued bonds having an aggregate principal amount of EUR 150 million for net proceeds of approximately EUR 149.5 million (the "2001 Eurobonds"). The 2001 Eurobonds mature in 2006 and bear interest at 5.50%, payable annually in arrears on February 15 of each year. The discount upon issuance is to be amortized over the life of the bond. The 2001 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in The Netherlands.

         Short-term Borrowings

         In 2000, in connection with the acquisition of Hannaford, Delhaize America obtained a 364-day short-term loan facility that provided approximately EUR 2.7 billion. At December 31, 2000, Delhaize America had approximately EUR
2.6 billion in outstanding borrowings against this short-term loan facility. During 2000, Delhaize Group had average borrowings of EUR 1.1 billion at a daily weighted average interest rate of 8.07% on this short-term loan facility. Delhaize America paid fees for this short-term loan facility of EUR 31.7 million which are being amortized to expense over the expected outstanding term. Delhaize America refinanced this term loan through a long-term bond offering in 2001. See the section below entitled "Recent Events and Outlook".

         Delhaize America maintains two revolving credit facilities with a syndicate of commercial banks providing EUR 1.1 billion in committed lines of credit, of which approximately EUR 550 million will expire in November 2001 and approximately EUR 550 million will expire in July 2005. As of December 31, 2000, Delhaize America had EUR 306.3 million in outstanding borrowings. During 2000, Delhaize America had average borrowings of approximately EUR 206.9 million at a daily weighted average interest rate of 7.95%. There were borrowings of EUR
204.1 million outstanding at December 31, 1999.

         Delhaize Group had approximately EUR 286.0 million and EUR 378.3 million outstanding at December 31, 2000 and 1999, respectively, in less than one-year borrowings (the "Short-term Credit Institution Borrowings"). The approximate weighted average rates of interest for the Short-term Credit Institution Borrowings were 6.18% and 5.30% during 2000 and 1999, respectively.

         Delhaize Group also has short and medium-term borrowings available through financial institutions (collectively, the "Credit Institution Borrowings"), that generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin upon withdrawal. Total amounts authorized under the Credit Institution Borrowings were approximately EUR 0.6 billion at December 31, 2000 and 1999. Delhaize Group has guaranteed EUR 19.6 million and EUR 13.7 million of the total amounts outstanding under the Credit Institution Borrowings at December 31, 2000 and 1999, respectively. The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2000 and 1999, Delhaize Group was in compliance with all such covenants.

         Delhaize Group had approximately EUR 160.8 million and EUR 25.0 million in short-term notes outstanding under the Treasury Program at December 31, 2000 and 1999, respectively.

D.       FACTORS AFFECTING FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         FINANCIAL RISK MANAGEMENT. Delhaize Group has, as a global market participant, exposure to different kinds of market risk. The major exposures are foreign currency exchange rate and interest rate risks. The continuously evolving financial and business environment represents a challenge to the treasury function.

         Delhaize Group aims to optimize internal cash flows in order to minimize the number of external transactions. Net exposure is subsequently managed in the financial markets.

         Delhaize Group's treasury department works together with the operating units to determine the best hedging strategy for the respective units. Delhaize Group does not speculate with derivatives. Delhaize Group's treasury department uses limited foreign exchange forward contracts, interest rate swaps and currency swaps.

         FOREIGN EXCHANGE RISK. Because a substantial portion of Delhaize Group's assets, liabilities and operating results are denominated in U.S. dollars, it is exposed to fluctuations in the value of the U.S. dollar against the Euro. Delhaize Group does not hedge this U.S. dollar translation exposure. In 2000, a variation of 1 cent in the exchange rate of the Euro would have caused net income to vary by 0.6%. Net income in 2000 would have decreased over that of 1999 by 11.3%, at constant exchange rates, rather than 5.4%.

         Delhaize Group finances the operations of its subsidiaries primarily through borrowings in its subsidiaries' local currencies. Substantially all of Delhaize Group's borrowings are denominated in U.S. dollar or Euro-zone currencies. Delhaize Group's only significant foreign currency transaction exposure as a result of its borrowings is due to U.S. dollar denominated debt at one of its Belgian entities which has a Euro-zone functional currency. These borrowings were used to acquire non-monetary assets in the United States. At December 31, 2000, this subsidiary had approximately EUR 112.3 million of U.S. dollar borrowings outstanding. Under Belgian GAAP, foreign currency transaction gains and losses are deferred until the related benefits are provided from the non-monetary assets acquired with the borrowing proceeds. Under US GAAP, realized and unrealized foreign currency transaction gains and losses are recognized in income. A variation of 1 cent in the exchange rate of the Euro would have caused Delhaize Group's net earnings to vary by approximately EUR 1 million in 2000.

         Delhaize Group's financial risk management policy for non-U.S. dollar denominated assets is to match the currency distribution of its borrowings to the denomination of its assets and of its receivables to the denomination of its equity funding. As a result, fluctuations in its balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the only significant components of cash flow in Delhaize Group that are influenced by variations in exchange rates.

         INTEREST RATE RISK. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. Delhaize Group's long-term borrowings at December 31, 2000 are at fixed interest rates. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin at the borrowing date. A one-point variation in interest rates would not have materially affected interest expense of Delhaize Group in 2000.

         Delhaize America also entered into agreements to hedge against a potential increase in interest rates prior to the consummation of the Delhaize America refinancing discussed in Item 4 above and in the section below entitled "Recent Events and Outlook". The agreements are structured to hedge against the risk of increasing market interest rates based on U.S. treasury rates, with the specified rates based on the expected maturities of the planned debt issue. As of December 30, 2000, the notional amount of the agreements totaled USD 1.75 billion, or approximately EUR 1.9 billion.

         In October 2000, Delhaize America entered into related agreements to limit the amount of any unrealized loss associated with future interest rate reduction. Delhaize America paid approximately USD 19.8 million, or approximately EUR 21.3 million, as consideration for these agreements which was amortized to expense over the period of the contract through March 2001.

         The fair value of these off-balance sheet interest rate hedging agreements was estimated using the present value of the difference between the contracted rates and the applicable forward rates. At December 31, 2000, the net unrealized loss related to such agreements was approximately USD 197.6 million, or approximately EUR 212.4 million, before taxes. The loss as of April 11, 2001 was approximately USD 214.1 million, or approximately EUR 230.1 million.

         The realized loss paid by Delhaize America will be amortized as interest expense over the life of the underlying debt.

         HEDGING. The policy of Delhaize Group is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable and, in principle, not to hedge foreign exchange translation exposure. Delhaize Belgium has hedged foreign exchange transaction risk on inter-company receivables denominated in currencies other than the Euro. Delhaize Belgium has treated its U.S. dollar borrowings to finance purchases of Delhaize America shares on the open market, as an economic hedge.

         SELF-INSURANCE RISK. Delhaize America is self-insured for workers' compensation, general liability, and vehicle accident claims up to USD 500,000, including defense costs, per occurrence. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Delhaize America is insured for covered costs, including defense costs, in excess of the retained limits. Delhaize Belgium is partially self-insured for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages, and similar insurable risks.

         FOREIGN INVESTMENT RISKS. In addition to its significant operations in the United States and Belgium, Delhaize Group continues to expand its operations and other investments in a number of other countries. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

         -        labor disputes;

         -        uncertain political and economic environments;

         -        risks of war and civil disturbances;

         -        risks associated with the movement of funds;

         -        deprivation of contract rights;

         - loss of property by nationalization or expropriation without fair compensation;

         - risks relating to changes in laws or policies of particular countries, such as foreign taxation;

         - risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

         -        foreign currency exchange rate fluctuations.

         There can be no assurance that these problems or other problems relating to foreign operations will not be encountered by Delhaize Group in the future. Foreign operations and investments may also be adversely affected by laws and policies of the United States, Belgium and the other countries in which Delhaize Group operates governing foreign trade, investment and taxation.

         INFLATION AND CHANGING PRICES. Labor and inventory, the primary operating costs of Delhaize Group, increase with inflation and, where possible, are recovered through operating efficiencies and gross margin improvements.

         During the fiscal year ended December 30, 2000, Delhaize America experienced a slight food deflation rate of 0.4%, compared with 0.6% inflation during the fiscal year ended January 1, 2000. During the year ended December 31, 2000, food prices in Belgium increased by 0.9%, compared with an inflation rate of 0.2% during the year ended December 31, 1999. As in prior years, Delhaize Group experienced an increase in its labor costs during the year which was partially offset by increased productivity.

         Although there is the risk that inflation in Southeast Asia and in certain European countries in which Delhaize Group operates could have a material effect on Delhaize Group's results, such inflation has not had a material effect on sales or results of operations in these regions to date.

         EURO CONVERSION. On January 1, 1999, all the member countries of the European Union (other than the United Kingdom, Sweden, Denmark and Greece) established the EMU, which utilizes a single currency known as the Euro. Until January 1, 2002, there is a transfer period where each EMU member country will operate with two currencies, the Euro and its local currency, but with no Euro currency in circulation. Greece joined the EMU as of January 1, 2001.

         The introduction of the Euro has had and will have a significant effect on Delhaize Group's Belgian operations and the financial systems of Delhaize Group. The effect of the Euro can be separated into two main effects -- business-to-business conversion and business-to-consumer conversion.

         The largest concern associated with the Euro conversion is consistent pricing of products in Belgium. Due to differences in distribution structures and competitive pressure, the introduction of the Euro is not expected to immediately lead to equivalent prices for the same consumer products in all member countries. However, the price differences between the member countries are expected to diminish over time.

         Several issues have been identified and action plans have been developed and put into practice to address these issues. Since January 2, 1999, customers in Belgium have had the choice of paying by check, credit card or debit card in Euros or Belgian Francs. In addition, price labels on the shelves are in Euros and Belgian Francs and, since the beginning of 1999, Delhaize Group has accepted invoices from its suppliers in Euros.

         During 2000, the conversion of the accounting systems to the Euro, the setting up of budgets and the operation of the purchasing department in dual currencies were completed. Amounts reported for all periods presented have been restated from Belgian Francs to Euros using the fixed exchange rate as of January 1, 1999 of EUR 1 = BEF 40.3399. The other management systems will follow during the course of 2001.

         On January 1, 2002, the cash registers will be modified to accept both Euro and Belgian notes and coins. In all EMU countries, there is a movement to shorten the dual currency period (which is the period during which the legacy currency and the Euro notes and coins will coincide). In Belgium, a dual currency period of a maximum of 2 months is foreseen.

         The anticipated cost of the introduction of the Euro is expected to approximate EUR 1.2 million per year through 2002. Delhaize Group has incurred EUR 3.2 million of expense in connection with the introduction of the Euro in 1998 through 2000. These costs are expensed as incurred. Two-thirds of the costs will be spent on modifying the information technology systems, and one-third on staff training, customer information and miscellaneous additional operating costs. These projected costs are based on the best estimates of Delhaize Group, which were derived using a number of assumptions as to future events, including the continued availability of certain resources. However, actual results could differ materially from those anticipated.

         E.       RECENT EVENTS AND OUTLOOK

RECENT EVENTS

         On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs or ordinary shares. As a result of the share exchange, Delhaize America became a wholly-owned subsidiary of Delhaize Group.

         Delhaize Group acquired Trofo, a Greek food retailer, for the price of EUR 66.9 million in January 2001 and accounted for this acquisition using the purchase method of accounting under both Belgian GAAP and US GAAP. Trofo operates 45 supermarkets and 12 discount warehouse stores, and has franchise agreements with 40 additional supermarkets.

         As mentioned earlier, on April 19, 2001, Delhaize America refinanced the USD 2.5 billion term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600,000,000 7.375% notes due 2006, USD 1,100,000,000 8.125% notes due 2011 and USD 900,000,000 9.000% debentures due
2031. Delhaize

America used the proceeds of this offering to repay in full the USD 2.4 billion outstanding under the USD 2.5 billion term loan facility. These debt securities are general unsecured obligations of Delhaize America and are unconditionally guaranteed by Food Lion, LLC, a wholly-owned subsidiary of Delhaize America. Delhaize Group and Delhaize America have explored the advisability of cross-guaranteeing each other's indebtedness for borrowed money and other financial indebtedness and believe that there may be operational and financial benefits to such an arrangement. While Delhaize Group and Delhaize America would not implement any cross-guarantees until at least October 25, 2001, or six months after the completion of the share exchange, Delhaize Group and Delhaize America may implement the cross-guarantees in the future.

         The debt securities issued by Delhaize America in the refinancing were not registered under the Securities Act. Simultaneously with the initial sale of the debt securities, Delhaize America entered into a registration rights agreement. In the registration rights agreement, Delhaize America agreed, among other things, to use its reasonable best efforts to file a registration statement with the SEC and to complete an exchange offer by December 17, 2001 or within 240 days of issuing the initial debt securities. In such an exchange offer, Delhaize America would offer to exchange the initial debt securities for exchange debt securities that are identical in all material respects to the initial debt securities except that the exchange debt securities would be registered under the Securities Act, would not be subject to the transfer restrictions applicable to the initial debt securities and would be issued free of any covenants regarding exchange or registration rights.

         In mid-February 2001, Delhaize Group, through its wholly-owned subsidiary Delhaize The Lion Nederland, B.V., issued EUR 150 million in Eurobonds, which were guaranteed by Delhaize Group and will be due in mid-February 2006. These Eurobonds are listed on the Luxembourg Stock Exchange.

OUTLOOK

         In 2001, Delhaize Group expects to increase its sales network by a net amount of 200 stores to a total of 2,510 outlets. In 2001, Delhaize Group's expected capital expenditures for operations will be approximately EUR 620 million.

         For 2001, Delhaize America announced a capital expenditure program of approximately EUR 478 million (USD 450 million), with the objective of increasing its total selling area by approximately 4% by opening approximately 37 stores, net of relocation, and renovating over 200 store locations. Delhaize America believes that its capital expenditures program is sufficient to maintain its market share position and prudent in light of its commitment to pay down its debt.

         In 2001, Delhaize Belgium plans to add 24 AD Delhaize, Superette Delhaize/Proxy Delhaize, Delhaize 2 or Delhaize City stores to its sales network, 16 Shop 'n Go stores, 15 Di stores and 17 Tom & Co stores. For 2001, Delhaize Group announced a capital expenditure program of approximately EUR 81 million for its Belgian operations.

         In 2001, Delhaize Group also intends to add three supermarkets in the Czech Republic and four supermarkets in Slovakia, and plans to add 11 supermarkets in Thailand and 10 in Indonesia. In Singapore, seven new stores will be opened, and in Romania two new stores will be opened. In 2001, Alfa-Beta intends to focus on the integration of Trofo.

         Delhaize America is developing initiatives to pursue strategies to enhance its gross margins and profitability in future quarters. These opportunities include enhancing the merchandise offering, pursuing reduction in inventory shrinkage, procurement opportunities and refining its retail pricing and promotional strategies. The expected recovery of gross margin and profitability of Delhaize America will be supported by the further integration of Hannaford. Delhaize America expects first-year synergies of approximately EUR 43 million (USD 40 million) and EUR 81 million (USD 75 million) of synergies on an annual basis in its third year of combined operating results. Immediate benefits will be realized from synergies in private label programs and the sharing of best practices in shrinkage reduction, procurement, risk management, administrative functions and information technology. Over the long-term, this acquisition will provide Delhaize America with improved purchasing power, greater efficiencies and enhanced growth opportunities.

         Delhaize Group has been authorized by its shareholders at the December 15, 2000 extraordinary general meeting to repurchase some of its shares in the open market. Since the closing of the share exchange and as of June 15, 2001, Delhaize Group has acquired approximately 142,000 Delhaize Group ordinary shares and Delhaize America has acquired approximately 165,000 Delhaize Group ADRs through open market purchases.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       BOARD OF DIRECTORS

         In accordance with Belgian law, Delhaize Group's affairs are managed by its Board of Directors. Under the Articles of Association of Delhaize Group, the Board of Directors must consist of at least three directors. The Delhaize Group Board of Directors currently consists of 15 directors. As contemplated by the share exchange transaction between Delhaize Group and Delhaize America, five new directors, including three independent directors, were proposed to shareholders and elected to Delhaize Group's Board of Directors at the annual general meeting of shareholders on May 23, 2001. Twelve of the directors are non-executive directors and three members, Pierre-Olivier Beckers, the Chief Executive Officer of Delhaize Group, Bill McCanless, Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize America, and Hugh Farrington, Executive Vice President of Delhaize Group, Vice Chairman of Delhaize America and Chief Executive Officer of Hannaford, are executive directors. Eight of the current members of the Board of Directors represent different family branches descended from the founders of Delhaize Group. Five members of the Board of Directors, Frans Vreys, Marcel Degroof, William G. Ferguson, Richard Goblet d'Alviella and Robert J. Murray, are independent, which means generally that they are not officers or employees of Delhaize Group, family members of any executive officer of Delhaize Group, or, to our knowledge, directors, officers or employees of any significant shareholder of Delhaize Group.

         Delhaize Group's Articles of Association provide that a director's term of appointment is for a maximum of six years. As of January 1, 1999, the term of all directors' appointments was set at three years.

         The Board of Directors of Delhaize Group has established a general age limit policy, from which the Board of Directors has discretion to grant exceptions, for directors and the Chief Executive Officer. The current age limit is 70 for the Chairman of the Board and other directors and 65 for the Chief Executive Officer. The age limit for directors who became directors prior to 1999 is 75.

         The Delhaize Group Board of Directors and biographical information concerning its members are set forth below.

                                                                          DIRECTOR           TERM
NAME                                                POSITION               SINCE            EXPIRES
----                                                --------               -----            -------
Gui de Vaucleroy.....................               Chairman               May 1980            2004
Pierre-Olivier Beckers...............      President, Chief Executive      May 1995            2003
                                               Officer & Director
Roger Boin...........................               Director               May 1990            2002
Raymond-Max Boon.....................               Director               May 1968            2003
Baron de Cooman d'Herlinckhove.......               Director               May 1973            2003
Marcel Degroof.......................               Director               May 1985            2003
Hugh G. Farrington...................            Executive Vice            May 2001            2004
                                              President & Director
William G. Ferguson..................               Director               May 2001            2004
Richard Goblet d'Alviella............               Director               May 2001            2004
Jacques Le Clercq....................               Director               May 1969            2003
R. William McCanless.................            Executive Vice            May 2001            2004
                                              President & Director
Robert J. Murray.....................               Director               May 2001            2004
Didier Smits.........................               Director               May 1996            2003
Philippe Stroobant...................               Director               May 1990            2002
Frans Vreys..........................               Director               May 1982            2003

     Gui de Vaucleroy (67). Gui de Vaucleroy has been Chairman of the Board of Directors of Delhaize Group since January 1, 1999. Mr. de Vaucleroy received his law degree and a Master's degree in economic sciences from U.C.L. He joined Delhaize Group in 1960 and was appointed successively member of the Executive Committee, Vice-President of the Executive Committee, Chief Executive Officer and President of the Executive Committee. In April 1999, Mr. de Vaucleroy was elected Chairman of the Federation of Belgian Enterprises.

     Pierre-Olivier Beckers (41). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999 and Chairman of the Board of Directors of Delhaize America since April 1999. Mr. Beckers earned a Bachelor's degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, and before assuming his current positions, gained a wide experience in the positions of buyer, director of purchasing, member of the Executive Committee, Director and Executive Vice-President of the Executive Committee in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year, a prestigious distinction awarded by the leading Belgian business magazine Trends/Tendances.

     Raymond-Max Boon (72). Raymond-Max Boon joined Delhaize Group in 1967 and was appointed a member of the Executive Committee the same year. In 1968, he became an Executive Director responsible for nonfood purchasing, transportation and publicity. Mr. Boon retired in June 1994, but he still serves the company as a non-executive director.

     Roger Boin (62). Roger Boin was elected Director of Delhaize Group in 1990. Mr. Boin received a degree in graphic arts from La Cambre in Brussels. From 1961 to 1996, Mr. Boin developed synthetic images at the French section of Belgian national television.

     Edgar-Charles de Cooman d'Herlinckhove (67). Baron de Cooman d'Herlinckhove earned a law degree and a Master's degree in economic sciences from U.C.L. and joined Delhaize Group in 1960. In 1968, he became member of the Executive Committee and was successively appointed Executive Director responsible for the supermarket division, purchasing of grocery and fresh products, distribution centers and information technology. Baron de Cooman d'Herlinckhove retired in 1995 and acted as a strategic consultant for Delhaize Group until 1998. In 1998, he became a non-executive director of the Company.

     Marcel Degroof (71). Marcel Degroof became a banker in 1961 and was successively elected Associate Manager and Honorary Associate Manager at Bank Degroof. In 1985, he was elected Director of Delhaize Group. Mr. Degroof is also a director of Glaceries de Saint-Roch, Finoutremer and Compagnie Fonciere Vauban.

     Hugh G. Farrington (56). Hugh G. Farrington is an Executive Vice President of Delhaize Group and Vice Chairman of Delhaize America, as well as Chief Executive Officer of Hannaford. Mr. Farrington has been the Chief Executive Officer of Hannaford since 1992 and in 2000 was appointed as Vice Chairman of Delhaize America. Mr. Farrington joined Hannaford in 1968. Over the next several years, he served as Assistant Store Manager, Store Manager, Regional Supervisor and General Manager and Vice President. Mr. Farrington was promoted in 1980 to Executive Vice President of Retail Operations. In 1984, Mr. Farrington became President and Chief Operating Officer of Hannaford. In 1992, Mr. Farrington assumed the role of President and Chief Executive Officer of Hannaford. Mr. Farrington received a Bachelor's degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington serves on the Board of Trustees of Maine Medical Center and Maine Health, and also serves on the Maine Medical Assessment Foundation Board of Directors. Mr. Farrington was elected to the Board of Directors in May 2001.

     William G. Ferguson (73). William G. Ferguson has been a member of the Board of Directors of Delhaize America since 1993. Mr. Ferguson is a member of the Delhaize America Audit and Stock Option Committees and is Chairperson of the Delhaize America Senior Management Compensation Committee. Mr. Ferguson has been a director of Snow Aviation International, Inc. since 1988 and the Executive Vice President since 1989. Mr. Ferguson was Chairman and Chief Executive Officer of TTI Systems, Inc. from 1977 through the sale of TTI Systems, Inc. to Transco Energy Company in 1986 and until he retired from Transco in 1989. From 1988 to 1997, Mr. Ferguson was Director of Jamestown Foundation, Washington D.C. Mr. Ferguson also served as President of Ashland Chemical

Co., a division of Ashland Oil from 1969-1972. Mr. Ferguson holds a Bachelor's degree in biological sciences and chemistry from Washington University, St. Louis. Mr. Ferguson was elected to the Board of Directors in May 2001.

     Richard Goblet d'Alviella (52). Richard Goblet d'Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Mr. Goblet d'Alviella is a member of the board of directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Tractebel, Azeo, Danone Asia, Societe Europeenne des Satellites and ADSB Communications (Belgacom). Prior to joining Sofina, Mr. Goblet d'Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Mr. Goblet d'Alviella holds a Commercial Engineer's degree from Universite Libre de Bruxelles, Brussels, and a Master's degree in business administration from Harvard Business School. Mr. Goblet d'Alviella was elected to the Board of Directors in May 2001.

     Jacques Le Clercq (71). Jacques Le Clercq received a degree in commercial and colonial sciences. He joined Delhaize Group in 1958 and has served as director of purchasing, warehousing and transportation, President of Delhaize The Lion America, Chairman of Super Discount Markets and member of the Executive Committee and Board of Directors of Food Lion, Inc. In 1969, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group.

     R. William McCanless (43). Bill McCanless is an Executive Vice President of Delhaize Group and President and Chief Executive Officer of Delhaize America. Mr. McCanless has been President, Chief Executive Officer and member of the Board of Directors of Delhaize America since August 1999 and Chief Executive Officer and member of the Board of Directors of Food Lion since April 1999. From 1995 to 1999, Mr. McCanless was Senior Vice President of Administration and Chief Administrative Officer of Food Lion. Mr. McCanless received a Juris Doctorate degree from Wake Forest University School of Law and a Bachelor's degree in accounting from the University of North Carolina at Charlotte. Mr. McCanless is a member of the North Carolina State Bar and serves on the Board of Trustees of the University of North Carolina, Charlotte. Mr. McCanless was elected to the Board of Directors in May 2001.

     Robert J. Murray (59). Robert J. Murray has been Chairman of the Board, President and Chief Executive Officer of New England Business Service, Inc. since 1995. Mr. Murray has been a director of New England Business Service, Inc. since 1991. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master's degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001.

     Philippe Stroobant (48). Philippe Stroobant received a Bachelor's degree in economics and a Master's degree in commercial affairs at I.C.H.E.C. in Brussels. He joined Delhaize Group in 1980 and successively became responsible for the beverages department, member of the Executive Committee, Vice President of the Executive Committee and Chairman of the Management Committee of Delhaize Belgium. In 1990, he was elected Director of Delhaize Group. On January 1, 1998, Mr. Stroobant left Delhaize Group as manager and in the same year was elected Chairman of Fost Plus.

     Didier Smits (39). Didier Smits received a Master's degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

     Frans Vreys (72). Frans Vreys earned a degree in commercial and financial Sciences at K.U. Leuven. From 1955 to 1994, Mr. Vreys worked for Cobepa, of which he became director and a member of the Management Board. In 1982, he was elected Director of Delhaize Group. In 1995, he became Chairman of the Board of Directors of Delhaize Group. On January 1, 1999, Mr. Vreys, who reached the age limit of the Chairmanship of the Board of Directors, resigned as Chairman of the Board. He still serves as a non-executive director of Delhaize Group. Mr. Vreys also serves as a director of Assubel, Paribas Deelnemingen, URS and VUM Group.

     On March 15, 2001, Delhaize Group announced the creation of three committees of the Board of Directors: an Audit Committee, a Governance Committee and a Compensation Committee. These committees were formally established following the general meeting of shareholders of Delhaize Group on May 23, 2001.

AUDIT COMMITTEE

     The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to Delhaize Group shareholders, potential shareholders, and the investment community relating to accounting and reporting practices of Delhaize Group. Specifically, the Audit Committee assists the Board of Directors with keeping accurate and complete accounting and financial information of Delhaize Group, and verifies and makes recommendations with respect to the adequacy of the accounting and financial reporting methods used by Delhaize Group. The Audit Committee reviews, with the assistance of the statutory auditor, Delhaize Group's financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors. The members of the Audit Committee are Robert J. Murray, who is the Chairperson of the Audit Committee, Baron de Cooman d'Herlinckhove, Didier Smits, Philippe Stroobant, Frans Vreys and Richard Goblet d'Alviella.

GOVERNANCE COMMITTEE

     The purpose of the Governance Committee is to submit proposals to the Board of Directors regarding new directors to be nominated for election, or appointed in the case of a vacancy, to the Board of Directors. The Governance Committee evaluates the qualifications of any new director nominee with respect to the needs of the Board of Directors. The members of the Governance Committee are Gui de Vaucleroy, who is the Chairperson of the Governance Committee, Pierre-Olivier Beckers, Philippe Stroobant and William G. Ferguson.

COMPENSATION COMMITTEE

     The purpose of the Compensation Committee is to review, analyze and make recommendations to the Board of Directors concerning the compensation of Delhaize Group's executive directors and executive officers, any stock option or stock incentive plans and awards under such plans, and any other compensation issues for Delhaize Group and its subsidiaries. The members of the Compensation Committee are Gui de Vaucleroy, who is the Chairperson of the Compensation Committee, Jacques Le Clercq, William G. Ferguson and Richard Goblet d'Alviella.

B.  EXECUTIVE OFFICERS

     On March 15, 2001, Delhaize Group announced a new management structure which was effective upon the closing of the share exchange, which occurred on April 25, 2001, and which consists of:

     - a management structure organized around three operational regions (United States, Europe and Asia) and four support functions (finance department, legal affairs department, human resources department and information technology department);

     - an Office of the CEO which assists the President and Chief Executive Officer in the management of Delhaize Group; and

     - an expanded Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group.

OPERATIONAL REGIONS

                               EXECUTIVE COMMITTEE

                    UNITED STATES                  EUROPE                            ASIA
                                              Belgium
Finance           Delhaize America            - Delhaize Belgium             Thailand
                                                                             - Food Lion Thailand
                     - Food Lion              Greece

Human                - Hannaford              - Alfa-Beta
Resources
                     - Kash n' Karry          Czech Republic                 Indonesia

                                              - Delvita                      - Super Indo
Information
Technology                                    Slovakia

                                              - Delvita
                  Super Discount                                             Singapore
Legal             Markets                     Romania
Affairs                                                                      - Shop N Save
                                              - Mega Image


     United States. Bill McCanless, Executive Vice President of Delhaize Group and President and Chief Executive Officer of Delhaize America, is responsible for all U.S. activities of Delhaize Group, which is comprised of Food Lion, Hannaford, Kash n' Karry and Super Discount Markets.

     Europe. Renaud Cogels is the Chief Executive Officer of Delhaize Europe, which is comprised of Delhaize Belgium (Belgium), Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

     Asia. Denis Knoops, Vice President of Asian Activities, is responsible for the Asian activities of Delhaize Group, which is comprised of Bel-Thai Supermarkets (Thailand), Super Indo (Indonesia) and Shop N Save (Singapore).

OFFICE OF THE CEO

     The Office of the CEO assists Pierre-Olivier Beckers, President and Chief Executive Officer, in the management of Delhaize Group. In addition to Mr. Beckers, the Office of the CEO includes: Bill McCanless, Delhaize Group Executive Vice President and Chief Executive Officer of Delhaize America; Renaud Cogels, Delhaize Group Executive Vice President and Chief Executive Officer of Delhaize Europe; and Hugh Farrington, Delhaize Group Executive Vice President and Vice Chairman of Delhaize America, as well as Chief Executive Officer of Hannaford.

EXECUTIVE COMMITTEE

     The Executive Committee of Delhaize Group prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group. The Executive Committee is composed of the members of the Office of the CEO (indicated above) and the following persons: Jean-Claude Coppieters `t Wallant, Delhaize Group Senior Vice President and Chief Financial Officer; Arthur Goethals, Delhaize Group Senior Vice President and General Manager of Delhaize Belgium; Michael Waller, Delhaize Group Senior Vice President and General Counsel; and Pierre Dumont, Delhaize Group Senior Vice President of Human Resources and Secretary of the Executive Committee.

     Delhaize Group's current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of the executive officers who are also members of the Board of Directors, which is set forth above).

                                                                                                            EXECUTIVE OFFICER/
                                                                                                               MEMBER OF THE
                                                                                                            EXECUTIVE COMMITTEE
     NAME                                                   POSITION                                               SINCE
     ----                                                   --------                                        -------------------
     Pierre-Olivier Beckers..................   President and Chief Executive Officer                               1990
     Bill McCanless..........................   Executive Vice President                                            2001
     Hugh Farrington.........................   Executive Vice President                                            2001
     Renaud Cogels...........................   Executive Vice President                                            1988
     Jean-Claude Coppieters `t Wallant.......   Senior Vice President and Chief Financial Officer                   1987
     Michael Waller..........................   Senior Vice President and General Counsel                           2001
     Arthur Goethals.........................   Senior Vice President                                               1994
     Pierre Dumont...........................   Senior Vice President of Human Resources and Secretary              1995
                                                of the Executive Committee

     Renaud Cogels (52). Renaud Cogels is an Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Europe. Mr. Cogels was previously General Manager of Delhaize Belgium. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master's degree in economics at the University of Louvain. Mr. Cogels has been a member of the Board of Directors of Fedis, the Belgian retail federation, since 1998 and of Eurocommerce, the European retail federation, since 2000.

     Jean-Claude Coppieters `t Wallant (55). Jean-Claude Coppieters `t Wallant is a Senior Vice President and Chief Financial Officer of Delhaize Group, as well as Secretary to the Board of Directors of Delhaize Group. Mr. Coppieters has been Chief Financial Officer of Delhaize Group since 1998 and has been Secretary of the Board of Directors of Delhaize Group since 1990. Since 1996, Mr. Coppieters has been a member of the Board of Directors of Delhaize America. Mr. Coppieters joined Delhaize Group in 1971 as a member of the financial department. Mr. Coppieters became Director of Finance in 1974. In 1980, Mr. Coppieters became responsible for store expansion, real estate and insurance, and for accounting in 1990. From 1984 to 1987, Mr. Coppieters was Secretary of the Executive Committee and in 1987 he became a member of the Executive Committee. Mr. Coppieters received a Bachelor's degree in commercial and financial sciences at I.C.H.E.C., Brussels. Since 1994 Mr. Coppieters has been a member of the Board of Directors of Assubel "Accidents de Travail".

     Michael Rex Waller (47). Michael Rex Waller is a Senior Vice President and General Counsel of Delhaize Group, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump's Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor's degree in arts from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served in Texas as a law clerk for U.S. District Judge Robert O'Connor, Jr. in the Southern district of Texas.

     Arthur Goethals (55). Arthur Goethals is a Senior Vice President of Delhaize Group and General Manager of Delhaize Belgium. Mr. Goethals was previously the Chief Operating Officer of Delhaize Belgium and has been a member of the Executive Committee of Delhaize Group since 1994. Mr. Goethals joined Delhaize Group in 1972 and became successively store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with responsibility of developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals became successively Zone Director, Director Supermarkets Division and in 1994 Executive Director of Sales & Marketing for Delhaize Group. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School.

     Pierre Dumont (63). Pierre Dumont holds the position of Senior Vice President of Human Resources and is also the Secretary to the Executive Committee. Mr. Dumont has been Director Development Group Human Resources of Delhaize Group since 1998 and Secretary of the Executive Committee of Delhaize Group since 1995. Since 1999, Mr. Dumont has been a member of the Board of Directors of Delhaize America. Mr. Dumont earned a Juris Doctorate degree at the Vrije Universiteit Brussel, Brussels. After practicing law at the bar in Antwerp, Mr. Dumont joined Delhaize Group in 1964. Mr. Dumont was Vice President Human Resources from 1971 to 1997. He became advisor to the Executive Committee of Delhaize Group in 1984. Mr. Dumont has been Chairman of the social committee of Fedis, the Belgian retail organization, since 1995. Since 1970, Mr. Dumont has been a Judge at the Brussels Social Court of Appeal. In 1994, Mr. Dumont was awarded the distinction Belgian Human Resources Manager of the Year.

C.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

     For the year ended December 31, 2000, the aggregate amount of compensation paid by Delhaize Group to its directors and executive officers as a group (15 persons) for services in all capacities was approximately EUR 4.4 million. The aggregate amount which Delhaize Group set aside or accrued to provide pension, retirement or similar benefits for the same directors and executive officers as a group for the year ended December 31, 2000 was approximately EUR 0.9 million. During 2000, Delhaize Group had no service contracts with any of its directors which provide benefits upon termination of service.

D.  EMPLOYEES

     During 2000, the number of employees of Delhaize Group increased significantly with the addition of Hannaford and Mega Image. As of December 31, 2000, Delhaize Group employed approximately 152,000 employees (of which approximately 63,500 were full-time employees and approximately 88,500 were part-time employees) compared to approximately 125,000 as of December 31, 1999. As of December 31, 2000, Delhaize Group employed approximately 122,000 employees in the United States, approximately 15,000 in Belgium and approximately 15,000 in other regions.

     As of December 31, 1999, Delhaize Group employed approximately 125,000 employees compared to approximately 119,000 as of December 31, 1998. As of December 31, 1999, Delhaize Group employed approximately 95,500 employees in the United States, approximately 14,000 in Belgium and approximately 15,500 in other regions.

     As of December 31, 1998, Delhaize Group employed approximately 119,000 employees compared to approximately 107,500 as of December 31, 1997. As of December 31, 1998, Delhaize Group employed approximately 94,000 employees in the United States, approximately 13,500 in Belgium and approximately 11,500 in other regions.

     Delhaize Group's policy with respect to labor unions is to comply with local regulations and collective bargaining agreements. We consider our relations with our employees to be good.

E.  SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

     The directors and executive officers of Delhaize Group as a group as of March 2, 2001 owned 3,354,247 Delhaize Group ordinary shares, which represents approximately 3.6% of the outstanding Delhaize Group ordinary shares. To our knowledge, no director or executive officer of Delhaize Group beneficially owns more than 1% of Delhaize Group's shares.

F.  OPTIONS TO PURCHASE SHARES FROM DELHAIZE GROUP AND STOCK INCENTIVE PLAN

DELHAIZE GROUP OPTIONS AND WARRANTS

     In May 2000, the Delhaize Group Board of Directors authorized the grant of options to acquire up to 130,000 Delhaize Group ordinary shares during various exercise periods through December 2006. As of the date of this document, Delhaize Group had issued options to acquire 115,000 ordinary shares under this authorization, all of which are currently outstanding at an exercise price of EUR 63.10 per share. As of the date of this document, there were options to purchase 11,000 Delhaize Group ordinary shares granted to directors and executive officers of Delhaize Group. Each outstanding option is subject to adjustment upon the occurrence of dilutive events.

     In June 1996, the Board of Directors of Delhaize Group authorized the issuance of up to 10,400 bonds with 50 warrants attached to each bond. Each warrant entitled the holder of such warrant to subscribe for one Delhaize Group ordinary share at an exercise price of EUR 44.62 per share. As of June 26, 2001, Delhaize Group had issued 9,943 of such bonds with 497,150 warrants attached. The warrants were exercisable during various periods through June 20, 2001. As of June 21, 2001, all but 3,000 warrants have been exercised. The unexercised warrants have become null and void.

     In June 2001, Delhaize Group launched a new stock option plan for its management employees. A maximum of 150,000 options may be offered for Delhaize Group ordinary shares as incentive compensation to approximately 480 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. Options under the plan may be issued from June 5, 2001 through August 3, 2001. The recipients of the options will be able to exercise the options from January 1, 2005 through June 4, 2008. The exercise price for the options will be EUR
64.16 per ordinary share. As of June 19, 2001, there were 51,600 options for Delhaize Group ordinary shares issued under this stock option plan.

     For additional information, see Note 20 to the consolidated financial statements under Item 19 below.

DELHAIZE AMERICA STOCK INCENTIVE PLAN

     Delhaize America has a stock incentive plan under which options to purchase Delhaize Group ADRs may be granted to officers, outside directors, key employees, consultants and individuals to whom written offers of employment have been made. In connection with the share exchange transaction, outstanding options to acquire Delhaize America common stock were converted into options to acquire Delhaize Group ADRs. Options become exercisable as determined by the Board of Directors of Delhaize America or a committee of the Board of Directors on the date of grant, provided that no option may be exercised more than ten years after the date of grant. Options may be either non-qualified stock options or incentive stock options. As of June 22, 2001, there were options to acquire 3,362,328 ADRs outstanding.

     In addition, Delhaize America's stock incentive plan provides for restricted stock grants for officers, outside directors, key employees, consultants and individuals to whom written offers of employment have been made. The grants of restricted stock generally are made to executive officers and normally vest 25% each year starting on the second anniversary from the date of the grant. In connection with the share exchange transaction, the grants of restricted stock were converted into grants of Delhaize Group ADRs. As of June 22, 2001, there were grants for 255,870 unvested ADRs outstanding.

     For additional information, see Note 20 to the consolidated financial statements under Item 19 below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

     No shareholder is known by Delhaize Group to beneficially own more than 5% of the outstanding Delhaize Group shares. To the knowledge of Delhaize Group, there are no arrangements existing which may at a future date result in a change of control of the Company. Delhaize Group is not directly or indirectly owned or controlled by another corporation or government entity. As of June 13, 2001, Delhaize Group's register of holders of its ordinary shares had one holder having a registered address in the United States. The depositary for the Delhaize Group ADSs is The Bank of New York. Each ADS represents the right to receive one Delhaize Group ordinary share, which is deposited with The Bank of New York. The ADSs are represented by ADRs which trade on the New York Stock Exchange. The Bank of New York has informed us that as of June 26, 2001, there were 17,911,915 ADRs outstanding and 13,603 record owners with a registered address in the United States. The Delhaize Group ADRs outstanding as of June 26, 2001 represent approximately 19.4% of the outstanding ordinary shares of Delhaize Group.

B.  RELATED PARTY TRANSACTIONS

     Super Discount Markets, a U.S. supermarket company in which Delhaize Group has an ownership interest, has an agreement with SuperValu Stores, Inc., its other shareholder, which requires it to purchase a minimum amount of its general store inventory on an annual basis from this shareholder through February 2005. Inventory purchases under this agreement were approximately EUR 152.8 million, EUR 133.9 million and EUR 105.8 million in 2000, 1999 and 1998, respectively. Additionally, Super Discount Markets also pays franchise fees to such shareholder. These fees were approximately EUR 0.4 million, EUR 0.4 million and EUR 0.3 million in 2000, 1999 and 1998, respectively.

     Delhaize Group and Delhaize America have entered into a joint venture regarding Bel-Thai Supermarkets Co., Ltd., a supermarket company based in Thailand. On January 18, 2000, Delhaize America acquired, through a wholly-owned subsidiary, a 51% interest in Bel-Thai Supermarkets for approximately EUR 3.9 million. Delhaize Group owns the remaining 49% interest in Bel-Thai Supermarkets. Subsequent to the date of acquisition, Delhaize America contributed additional capital of approximately EUR 5.5 million to Bel-Thai Supermarkets for operations and acquisitions. Delhaize America's investment in Bel-Thai Supermarkets was consummated through arm's-length negotiations and was approved by the Board of Directors of Delhaize America (by a vote of the independent directors).

     During 2000, Delhaize Group increased its ownership interests in various of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid approximately EUR 3 million for these acquisitions.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

     Delhaize Group's consolidated financial statements are included in this annual report under Item 18. The Company's consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in Belgium and the United States. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 20 to the consolidated financial statements included under
Item 18 below.

B.  SIGNIFICANT CHANGES

     In March 2001, Delhaize Group decided to reorganize the management structure of Delhaize Group. For a description of this reorganization, see the information under Section B in Item 6 above.

     On April 19, 2001, Delhaize America refinanced the USD 2.5 billion term loan facility used to fund the acquisition of Hannaford. For a description of the refinancing, see the information under Section A in Item 4 and Section E in
Item 5 above.

     On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. As a result of the share exchange, Delhaize America became a wholly-owned subsidiary of Delhaize Group.

C.  LEGAL PROCEEDINGS

     Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business, financial condition or future results of operations.

     Since September 7, 2000, eight lawsuits, seeking class action certification on behalf of all Delhaize America shareholders not affiliated with any of the defendants, have been filed against Delhaize Group, all or certain members of the Board of Directors of Delhaize America, Delhaize America, and in two of the lawsuits, Delhaize The Lion America (the wholly-owned subsidiary of Delhaize Group), challenging the offer received by Delhaize America on September 6, 2000 from Delhaize Group with respect to the share exchange. Seven of the lawsuits pending in the state courts of North Carolina have been consolidated into a single action, called In re Delhaize America Shareholders Litigation, and transferred to the North Carolina Business Court. The eighth suit, called Brickell Partners v. Delhaize America, Inc., is pending in Maryland state court. All eight of the lawsuits were brought by or on behalf of Delhaize America shareholders and seek injunctive relief, monetary damages and/or rescission of the share exchange on the grounds that the defendants have breached their fiduciary duties, in that, among other things, the consideration offered for the share exchange is inadequate and unfair.

     On or about November 15, 2000, the parties to the North Carolina cases, In re Delhaize America Shareholders Litigation, entered into a memorandum of understanding. Under the terms of the memorandum of understanding, the plaintiffs in the North Carolina cases have agreed in principle to settle the North Carolina lawsuits on the basis that the consideration for the share exchange was increased from a ratio of 0.35 Delhaize Group shares for each Delhaize America share to a ratio of 0.40 Delhaize Group shares for each Delhaize America share. In addition, the plaintiffs' attorneys may request the court to award them no more than USD 975,000 in attorneys' fees, which, if awarded, would be payable by Delhaize America.

     Following the completion of confirmatory discovery by the plaintiffs, on June 25, 2001, the parties entered into a settlement agreement incorporating the terms of the memorandum of understanding. The settlement agreement provides for dismissal with prejudice of the North Carolina cases, the certification of a class of all Delhaize America shareholders not affiliated with Delhaize Group, and the release by the class of all potential claims against any of the defendants related to the share exchange. The North Carolina Business Court has scheduled a hearing for June 29, 2001 at which time the court will be asked to give preliminary approval to the settlement agreement, to temporarily certify the class, to approve a notice to be sent to all class members informing them of the settlement agreement, and to provide a schedule for any class member to object to the settlement agreement and for the court to conduct a further hearing to give final approval to the settlement agreement.

ITEM 9.  THE OFFER AND LISTING

A.  STOCK PRICE INFORMATION

     The trading market for Delhaize Group ordinary shares is Euronext Brussels in Belgium. Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of 20 of the largest Belgian publicly traded companies, the pan-European Dow Jones Stoxx Euro and the new Euronext 100 index.

     In 2000, 26.43 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 1.52 billion. This represented 49.3% of the average Delhaize Group market capitalization of EUR 3.08 billion in 2000. The highest share price was EUR 76.50, the lowest EUR 48.05. The average daily trading volume was EUR 6.06 million, or an average daily volume of 105,314 shares. In 1999, 24.56 million Delhaize Group shares were traded on Euronext Brussels for a total of EUR 1.93 billion. This represented 46% of the average Delhaize Group market capitalization of EUR 4.16 billion in 1999. The average daily trading volume was EUR 7.66 million, or an average daily volume of 97,473 shares. As of June 25, 2001, Delhaize Group had a market capitalization of approximately EUR 6.58 billion.

     The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. Delhaize Group ordinary shares trade on the Euronext Brussels under the symbol "DELB". On June 25, 2001, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 71.20. Delhaize Group's ADRs are listed on the New York Stock Exchange under the symbol "DEG". On June 25, 2001, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 61.20.

                                           DELHAIZE GROUP               DELHAIZE GROUP
       YEAR/QUARTER/MONTH                 ORDINARY SHARES                    ADRS
       ------------------               -------------------           --------------------
                                         HIGH           LOW           HIGH           LOW
                                        ------         -----          ----           -----
                                          (AMOUNTS IN EUR)              (AMOUNTS IN USD)
1996* ........................          47.01          30.00             --             --
1997* ........................          51.44          38.55             --             --
1998
First Quarter* ...............          63.21          47.35             --             --
Second Quarter* ..............          67.18          58.87             --             --
Third Quarter* ...............          83.79          64.58             --             --
Fourth Quarter* ..............          78.09          51.69             --             --
1999
First Quarter ................          91.00          72.10             --             --
Second Quarter ...............          86.45          79.20             --             --
Third Quarter ................          86.20          73.00             --             --
Fourth Quarter ...............          76.85          65.70             --             --
2000
First Quarter ................          73.75          49.50             --             --
Second Quarter ...............          72.00          53.90             --             --
Third Quarter ................          68.90          51.70             --             --
Fourth Quarter ...............          55.70          48.25             --             --
2001
January ......................          55.30          49.00             --             --
February .....................          62.15          57.25             --             --
March ........................          61.25          55.20             --             --
April** ......................          61.10          56.00          52.65          50.88
May ..........................          67.05          62.20          56.42          52.80
June (through June 25) .......          71.75          67.20          61.20          56.20

            ----------

     * Beginning January 4, 1999, the closing price for Delhaize Group ordinary shares was quoted in Euros. Prior to that date, the closing price for Delhaize Group ordinary shares was quoted in Belgian Francs. As part of the introduction of the Euro throughout the EMU, the exchange rates between the legacy currencies and the Euro were fixed on January 1, 1999. The historic closing prices for Delhaize Group ordinary shares for periods prior to January 4, 1999 that were reported on the applicable exchange in Belgian Francs have been translated solely for convenience into Euros using the fixed conversion rate of EUR 1 = BEF 40.3399.

     ** Delhaize Group ADRs began trading on the New York Stock Exchange on April 26, 2001.

B.  EURONEXT BRUSSELS

     In July 1999, three Belgian entities, the Brussels Stock Exchange, CIK and Belfox merged to create a new legal entity, Brussels Exchanges, which was renamed Euronext Brussels in October 2000 when Brussels Exchanges merged with the French and Dutch stock exchanges to create Euronext.

     The three national stock exchanges (Euronext Amsterdam, Euronext Brussels and Euronext Paris) are currently continuing their consolidation on regulatory and technical aspects in order to achieve a pan-European financial market which will combine a global approach with local proximity in order to offer to its users the advantages of a unified market while preserving a privileged relation between local users and the local market business.

     Euronext Amsterdam, Euronext Brussels and Euronext Paris will continue to act as market businesses at a local level and therefore maintain their respective status of exchange.

     In the course of 2001, the regulatory structure will allow members of each of the local exchanges to trade all financial instruments listed on the Euronext markets as if they were traded on a single market through the implementation of a common electronic trading platform for cash and derivatives. Listed companies will be able to retain their original place of listing, thereby offering these companies the benefit of increased liquidity and visibility without any special disruption and without changing their current conditions regarding access to the markets.

C.  CUSTODY, CLEARING AND SETTLEMENT OF DELHAIZE GROUP ORDINARY SHARES

     Delhaize Group ordinary shares underlying the Delhaize Group ADRs will be available only in bearer form and they initially will be represented by a single global certificate in bearer form deposited with BXS-CIK, for safekeeping.

     CIK, now known as BXS-CIK, is the Belgian national central securities depositary which, as discussed above, merged in July 1999 with the Brussels Stock Exchange and Belfox. BXS-CIK holds securities in custody for its participants to facilitate the settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. BXS-CIK participants include banks, securities brokers and dealers and other financial institutions. Non-participants of BXS-CIK may hold and transfer book-entry interests in Delhaize Group ordinary shares through accounts with a direct participant of CIK or any other securities intermediary that holds a book-entry interest in Delhaize Group ordinary shares through one or more securities intermediaries standing between such other securities intermediary and BXS-CIK. It is anticipated that during the next three years, Euroclear Bank, the Brussels based settlement service provider, will progressively consolidate with BXS-CIK and the Dutch entity, Necigef, so that Euroclear Group will provide an integrated settlement system for all trades executed on Euronext.

     Since February 1, 2001, all trades in cash, derivatives and other products executed on Euronext markets are cleared and netted through Clearnet, the French clearinghouse which is currently a wholly-owned subsidiary of Euronext Paris.

ITEM 10.  ADDITIONAL INFORMATION

A.  DESCRIPTION OF DELHAIZE GROUP ORDINARY SHARES

     As of June 25, 2001, Delhaize Group's corporate capital was EUR 46,196,352. The issuance premium on the Delhaize Group capital is EUR 2,044,230,779.59. This corporate capital is represented by 92,392,704 Delhaize Group ordinary shares, without nominal value each having a par value of EUR 0.50. At an extraordinary general meeting held on December 15, 2000, Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to increase the corporate capital by 100%. This authorization will expire in January 2006, but may be renewed.

     Delhaize Group ordinary shares may be in either bearer or registered form, at the holder's option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. When, taking into account any carried-forward profits, Delhaize Group in a given fiscal year realizes sufficient earnings, Delhaize Group shareholders may authorize a dividend distribution to shareholders. In the event of a liquidation, dissolution, or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of Delhaize Group's assets remaining available for distribution to the holders of Delhaize Group ordinary shares.

     Under Belgian law, the holders of Delhaize Group ordinary shares are required to approve, and are entitled to preferential subscription rights to subscribe to a pro rata portion of, future capital increases of Delhaize Group, subject to certain limitations.

B.  SUMMARY OF THE ARTICLES OF ASSOCIATION

     The information contained under the heading entitled "Description of Delhaize Group Ordinary Shares - Summary of Provisions of the Articles of Association and Other Matters" of Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 is incorporated by reference herein.

C.  MATERIAL CONTRACTS

     On November 16, 2000, Delhaize Group and Delhaize America entered into an agreement and plan of share exchange. Pursuant to the terms of the share exchange agreement, at the closing on April 25, 2001, Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs, which are listed on the New York Stock Exchange, or ordinary shares, which are listed on Euronext Brussels. At the closing of the share exchange, 40,181,529 Delhaize Group ordinary shares were issued. For further description of the material terms of the share exchange agreement, see the information under the heading "Terms of the Share Exchange Agreement" in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. The full text of the share exchange agreement is available as Annex A to our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001.

     In connection with the share exchange transaction and as contemplated by the share exchange agreement, on April 26, 2001, Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs entered into a deposit agreement. Under the terms of the deposit agreement, Delhaize Group ADRs evidencing Delhaize Group ADSs are issuable by The Bank of New York on behalf of Delhaize Group. The Bank of New York, as depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents ownership interests in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share deposited by Delhaize Group. For further description of the material terms of the deposit agreement, see the information under the heading "Description of Delhaize Group American Depositary Receipts" in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. The full text of the deposit agreement is available as an exhibit to our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001.

     In April 2001, Delhaize America refinanced a USD 2.5 billion term loan facility used to fund the acquisition of Hannaford. Delhaize America issued USD 600,000,000 7.375% notes due 2006, USD 1,100,000,000 8.125% notes due 2011 and
USD 900,000,000 9.000% debentures due 2031. In connection with the refinancing, on April 15, 2001, Delhaize America entered into an indenture with Food Lion, LLC and The Bank of New York, as trustee, and on April 19, 2001, Delhaize America entered into a first supplemental indenture with Food Lion, LLC and The Bank of New York, as trustee. For further description of the refinancing and related agreements, as well as certain other financing arrangements of Delhaize Group, see Sections C and E under Item 5 above.

D.  EXCHANGE CONTROLS

     See Sections C and D under Item 11 below.

E.  TAXATION

     The following is a description of the United States and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as "capital assets" within the meaning of section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in the light of their particular circumstances such as:

     -   foreign persons;

     - persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of Delhaize Group;

     - persons who are residents of Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base;

     - persons who acquired their Delhaize Group ADRs or ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation; or

     - U.S. Holders who are subject to special treatment under United States federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting and U.S. Holders that hold Delhaize Group ADRs or ordinary shares as a part of a hedge, straddle, constructive sale or conversion transaction.

     The following discussion does not address the effect of applicable United States state or local tax laws or of United States federal tax laws other than those related to the income tax. Tax matters are complicated. Each U.S. Holder is urged to consult such person's tax advisor regarding the tax consequences of owning and disposing of Delhaize Group ADRs and/or ordinary shares in light of such U.S. Holder's particular circumstances, including the application of any state, local or foreign tax law.

     This summary is based on the U.S. Internal Revenue Code, U.S. Treasury Regulations, the Belgium Income Tax Code, the Belgium Code of Taxes assimilated to Stamp Duties, the Belgium Code of Registration Duties, the Belgium - U.S. tax treaty, administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document.

CERTAIN UNITED STATES TAX CONSEQUENCES OF OWNERSHIP OF DELHAIZE GROUP ADRs OR ORDINARY SHARES

     OWNERSHIP OF ADRs. For United States federal income tax purposes, U.S. Holders of Delhaize Group ADRs will be treated as the owners of the Delhaize Group ordinary shares underlying the ADRs.

     A "U.S. Holder" means a holder of Delhaize Group ADRs or ordinary shares who is:

          (a) a citizen or resident of the United States;

          (b) a corporation or partnership created in or organized under the laws of the United States or any political subdivision of the United States;

          (c) an estate the income of which is subject to United States federal income tax regardless of its source; or

          (d) a trust if a United States court can exercise primary supervision over the administration of such trust, and one or more United States persons have the authority to control all of the substantial decisions of such trust.

     TAXATION OF DISTRIBUTIONS. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, excluding distributions of Delhaize Group ordinary shares, if any, distributed pro rata to all shareholders of Delhaize Group, and holders of Delhaize Group ADRs, but including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of Delhaize Group ADRs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current and accumulated earnings and profits, as determined under United States federal income tax principles, of Delhaize Group. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, and thereafter as capital gain.

     Subject to certain limitations, Belgian tax withheld from dividends at the applicable treaty rate will be eligible for credit against a U.S. Holder's federal income taxes or, at the election of the holder, may be deducted in computing taxable income. Under the Internal Revenue Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Delhaize Group generally will be "passive" income or, in the case of certain holders, "financial services" income. Foreign tax credits will not be allowed for withholding taxes imposed with respect to certain short-term or hedged positions or with respect to certain arrangements in which a U.S. Holder's expected economic profit, after foreign taxes, is insubstantial.

     If dividends are paid in Belgian Francs or Euros, the amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. dollar value of the payments made in Belgian Francs or Euros, determined at a spot exchange rate between Belgian Francs and U.S. dollars, or Euros and U.S. dollars, as the case may be, on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary gain or loss. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of Belgian withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

     DISPOSITION. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's tax basis in the Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be. Any gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, were held for more than one year. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for United States foreign tax credit purposes.

     PASSIVE FOREIGN INVESTMENT COMPANY. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and Delhaize Group ADRs if Delhaize Group (or any corporate subsidiary of Delhaize Group) is characterized as a passive foreign investment company ("PFIC"). In particular, if Delhaize Group (or any corporate subsidiary) is a PFIC in any taxable year, U.S. Holders may be subject to a special tax regime (a) with respect to gains realized on the sale or other disposition of Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, and
(b) with respect to distributions on Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, held for more than one taxable year to the extent those distributions constitute "excess distributions". In general, Delhaize Group (or any corporate subsidiary of Delhaize Group) will be characterized as a PFIC during a taxable year if (a) 75% or more of its income is "passive" for purposes of the PFIC rules, or (b) 50% or more of its assets produce or are held for the production of "passive" income. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future a PFIC. However, Delhaize Group can provide no assurance as to such conclusion.

     FOREIGN PERSONAL HOLDING COMPANY. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and Delhaize Group ADRs if Delhaize Group (or any corporate subsidiary of Delhaize Group) is characterized as a foreign personal holding company ("FPHC"). In particular, if Delhaize Group (or any corporate subsidiary) is an FPHC in respect of any taxable year, U.S. Holders may be subject to current tax on their (direct or indirect) pro rata share of the income of the FPHC. In general, Delhaize Group (or any corporate subsidiary of Delhaize Group) will constitute an FPHC during a taxable year if (a) a specified percentage of its income is "passive" for purposes of the FPHC rules, and (b) at any time during the taxable year five or fewer individuals who are United States citizens or residents own (directly, indirectly or constructively) more than 50 percent of the voting power or value of Delhaize Group's ordinary shares. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future a PFIC. However, Delhaize Group can provide no assurance as to such conclusion.

     UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at the rate of 31% with respect to dividends paid on the Delhaize Group ADRs, or the proceeds of sale of Delhaize Group ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder's United States federal income tax liability.

CERTAIN BELGIAN TAX CONSEQUENCES OF OWNERSHIP OF DELHAIZE GROUP ADRs OR ORDINARY SHARES

     OWNERSHIP OF ADRs. In addition to the assumptions mentioned above, it is also assumed in this discussion that for the purposes of the domestic Belgian tax legislation, the owners of Delhaize Group ADRs will be treated as the owners of Delhaize Group ordinary shares represented by such ADRs and that the ADRs will be treated as the shares represented by such ADRs. Therefore, in this discussion no distinction is made between ordinary shares and ADRs and in this discussion reference is only made to ADRs, unless otherwise stipulated. However, it must be noted that the above assumption has not been confirmed or verified with the Belgian Tax Administration.

     TAXATION OF DISTRIBUTIONS. For Belgian income tax purposes, dividends include:

     (a) all benefits from shares attributed to the shareholders by or on behalf of the company, in any form whatsoever, including liquidation and redemption proceeds;

     (b) reductions of statutory capital (except for reductions carried out in accordance with the Belgian Company Act and to the extent that the statutory capital qualifies as so-called fiscal capital); and

     (c) reimbursements of share capital and issuance premiums (except for reimbursements carried out in accordance with the provisions of the Belgian Company Act and to the extent the statutory capital and issue premiums qualify as so-called fiscal capital).

     As a general rule, dividends attributed to a Belgian resident company are under Belgian domestic law subject to a 25% withholding tax. No withholding tax is, however, due on stock redemption and liquidation proceeds. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies as from January 1, 1994 (a) pursuant to a public issuance in Belgium and in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance, either registered with the issuing company or given in open custody to a bank, to a public credit institution, to a stock broker or to savings bank submitted to the supervision of the Belgian Banking and Finance Commission. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Precompte Reduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares, did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

     Under the Belgium-United States tax treaty, the Belgian withholding tax shall be reduced to 15% of the gross amount of the dividends if the U.S. Holder, resident of the United States for purposes of the treaty, is the beneficial owner of the Delhaize Group ADRs and is entitled to the benefits of the treaty under the limitation of benefits article included in the treaty. As a general rule, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etrangers, Place J. Jacobs 10, 1000 Brussels, Belgium. As a general rule, the reduced treaty rate can also be obtained at source. To this end, a U.S. Holder should file, within 10 days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment of dividends, and as to the procedural requirements for obtaining the reduced withholding rate at source or for making claims for reimbursement.

     Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain United States organizations that are not engaged in any activity of a lucrative nature and are exempted from income tax in the United States, are exempted from withholding tax.

     DISPOSITION. According to the Belgium-United States tax treaty, capital gains derived by a U.S. Holder from the sale, exchange or other disposition of ADRs are exempt from Belgian tax. If the recipient of the gain, being an individual of the United States, is present in Belgium for a period or periods aggregating 183 days or more in the taxable year, the capital gains will fall within the scope of application of Belgian domestic tax law. Under Belgian domestic tax law, capital gains realized by a non-resident are subject to a 33% tax (to be increased by a state surcharge of 6% of the tax due and a crisis contribution of up to a maximum of 3% of the tax due) if the Belgian tax administration demonstrates that the capital gain is the result of speculation as defined by Belgian case law or if the gain is otherwise realized outside the scope of the normal management of one's own private estate and if the purchase price for the shares is paid in Belgium.

     INHERITANCE DUTY AND GIFT TAX. A transfer of Delhaize Group ADRs by reason of death will not be subject to Belgian inheritance duty provided that the deceased is not domiciled in Belgium and does not have the seat of his estate or fortune in Belgium at the time of his death.

     A transfer of Delhaize Group ADRs by gift will be subject to Belgian gift taxes only if the deed incorporating the gift is registered in Belgium. Gifts executed by a Belgian notarial deed must be registered in Belgium and will consequently be subject to gift tax.

     BELGIAN TAX ON STOCK MARKET TRANSACTIONS. The tax on stock market transactions (taxe sur les operations de bourse, or "TOB") is not due from non-Belgian resident investors acting for their own account if they provide a certificate evidencing their non-resident status.

     The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.17% (but limited to approximately EUR 248 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company. The subscription of newly issued shares in a Belgian company pursuant to a public issue is subject to this tax in the amount of 0.35 % (but limited to approximately EUR 248 per order).

     The tax amounts to 0.07% in case of a purchase or sale of certificates (or other securities) representing shares if these certificates are issued by a Belgian entity or person. The Minister of Finance also permits certificates issued by foreign entities having a Belgian permanent establishment to qualify for the reduced rate. The tax is limited to approximately EUR 248 per transaction and per party on the purchase and on the sale in Belgium of the qualifying certificates. The subscription of qualifying, newly issued certificates pursuant to a public issue is subject to this tax in the amount of
0.14 % (but limited to approximately EUR 248 per order).

     The following persons do not need to pay the TOB:

     - professional intermediaries referred to in Article 2 of the Law of April 6, 1995 acting for their own account;

     - insurance companies referred to in Article 2, Section 1 of the Law of July 9, 1975 acting for their own account;

     - pension funds referred to in Article 2, Section 3 6. of the Law of July 9, 1975 acting for their own account;

     - collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

     - non-residents, acting for their own account, upon delivery of a certificate of non-residence.

No Belgian tax on stock market transactions will thus be due by the U.S. Holders on the subscription, buying or selling of ADRs, if the U.S. Holders are acting for their own account. In order to benefit from this exemption, the

U.S. Holders must file with the Belgian professional intermediary a certificate evidencing that they are non-residents for Belgian tax purposes.

     BELGIAN TAX ON THE PHYSICAL DELIVERY OF BEARER SECURITIES. The physical delivery of bearer securities through an intermediary established in Belgium or pursuant to an issuance by a Belgian company triggers a tax in the amount of 0.2% on the value of the ordinary shares.

     If Delhaize Group bearer shares are delivered to an investor through:

     (a) the issuance of the Delhaize Group bearer shares;

     (b) the conversion of Delhaize Group ADRs into Delhaize Group bearer shares through an intermediary established in Belgium; or

     (c) the withdrawal of Delhaize Group bearer shares from open custody with a Belgian financial intermediary,

the above-mentioned tax equal to 0.2% on the value of the Delhaize Group shares will be due. Certain financial intermediaries benefit from an exemption from this tax.

F.  DOCUMENTS ON DISPLAY

     Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association will be available for inspection upon request at the corporate office of Delhaize Group located at rue Osseghem 53, B-1080 Brussels, Belgium (tel. +32-2-41-2111). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC's website.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.  INFORMATION ABOUT MARKET RISK

     See the information under Section D of Item 5 above.

B.  EXCHANGE RATES

     Fluctuations in the exchange rate between the Euro and the U.S. dollar will affect the U.S. dollar price of Delhaize Group ADRs which are listed on the New York Stock Exchange. In addition, since any cash dividends that Delhaize Group pays to its shareholders will be denominated in Euro, exchange rate fluctuations will affect the U.S. dollar amounts which owners of ADRs will receive on conversion of dividends.

     See the information under the headings entitled "Risk Factors" and "Exchange Rates" under Item 3 above.

C.  EXCHANGE CONTROLS

     Belgian exchange control regulations impose no limitations on the amount of cash payments that may be remitted by Delhaize Group to residents of the United States. However, when there is a transfer of funds by Delhaize Group an obligation to notify the Institut Belgo-Luxembourgeois du Change arises. If the transfer of funds is handled by Belgian financial institutions, that institution will give the required notification.

D.  OWNERSHIP OF DELHAIZE GROUP SHARES

     Under Belgian law, if an individual or a company intends to acquire the joint or exclusive control of Delhaize Group through one or more transactions relating to the Delhaize Group shares, the acquiror must notify the Belgian Banking and Finance Commission of the contemplated transaction at least five business days prior to such acquisition. If the contemplated share transfer includes a control premium, the acquiror must offer to all other shareholders of Delhaize Group the opportunity to sell their shares at the highest price offered by the acquiror for shares during the 12 months preceding the acquisition of control of Delhaize Group. The acquiror must give the other shareholders this opportunity within 30 days after its acquisition of control either:

     (1) in the form of a public takeover bid; or

     (2) under an undertaking to support the stock price of the acquired company on the relevant stock exchange.

     Public takeover bids are subject to the supervision of the Belgian Banking and Finance Commission. Prior to making a bid, a bidder must issue a prospectus which must be approved by the Belgian Banking and Finance Commission. If the Belgian Banking and Finance Commission determines that a takeover bid is contrary to the interests of the shareholders of Delhaize Group, it may suspend the takeover bid for a maximum of 72 hours and request the President of the Commercial Court in the district of the Belgian company's registered office (Brussels in the case of Delhaize Group) to prohibit the bid and suspend the exercise of the rights attached to any Delhaize Group shares that were acquired in connection with the bid. Public takeover bids must be made for all the outstanding securities.

     In case of a public takeover bid, the European Commission must approve the transaction if, among other items:

     (1) the combined worldwide revenues of both the bidder and the target to be acquired exceed EUR 2.5 billion;

     (2) the combined revenues of the bidder and the target to be acquired amount in each of at least three EU member states to EUR 100 million;

     (3) the revenues of the bidder or target to be acquired in each of such three EU member states exceed EUR 25 million; and

     (4) the total community-wide revenues of the bidder and the target to be acquired individually exceed EUR 100 million.

     A business' concentration through a public takeover bid which does not fall into the scope of the European competition regulation must however be approved by the Belgian Competition Authorities if:

     (1) the combined revenues in Belgium of both the bidder and the target to be acquired exceed EUR 24,790,000; and

     (2) the revenues in Belgium of at least two of the businesses concerned exceed EUR 9,916,000.

     Under Belgian law, a company must also notify the Minister for Economic Affairs, the Minister of Finances, as well as the relevant regional Minister for Economic Affairs, prior to any transaction which will transfer more than one-third of the capital of a company whose activities are located in Belgium if such company has capital in excess of EUR 2,480,000.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.

     [Reserved]

ITEM 16.

     [Reserved]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.  See Item 18 below.

ITEM 18.  FINANCIAL STATEMENTS


                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
          AT DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE THREE YEARS
                     IN THE PERIOD ENDED DECEMBER 31, 2000.

INDEPENDENT AUDITORS' REPORT..................................................   F-2
CONSOLIDATED STATEMENTS OF INCOME.............................................   F-3
CONSOLIDATED BALANCE SHEETS...................................................   F-4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
  EQUITY......................................................................   F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS.........................................   F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS................................   F-8

ITEM 19.  EXHIBITS

      EXHIBIT
        NO.                       DESCRIPTION
      -------                     ------------
         1.1        Articles of Association of Delhaize Group (English translation)

         2.1        Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of
                    New York, as trustee (Filed as Exhibit 10.1 to Delhaize America's current report on Form 8-K/A (File
                    No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

         2.2        First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion,
                    LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

         2.3        Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion,
                    LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in
                    their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America's current report on Form 8-K/A (File
                    No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

         4.1        Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and
                    Delhaize America, as amended (included as Annex A to Delhaize Group's registration statement on Form
                    F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.2        Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group's registration statement on Form
                    F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.3        Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles
                    Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Generale du Luxembourg
                    S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group's registration statement on Form F-4
                    (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.4        Credit Agreement dated October 25, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Generale De Banque (Filed as Exhibit 10.3 to Delhaize Group's registration statement on Form F-4
                    (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.5        Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion
                    Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.6        Fiscal Agency Agreement dated February 13, 2001 between Delhaize "The Lion" Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Generale du
                    Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         8.1        Subsidiaries of Delhaize Group (as of December 31, 2000)

         10.1       Consent of Deloitte & Touche Reviseurs d'Entreprises SC sfd SCRL

         10.2       Delhaize Group Annual Report to Shareholders for 2000

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                          ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.


                          By:  /s/ Pierre-Olivier Beckers
                             --------------------------------------------------
                             Pierre-Olivier Beckers
                             President and Chief Executive Officer


Date:  June 29, 2001

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of Etablissements Delhaize Freres et Cie "Le Lion" S.A.:

     We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Freres et Cie "Le Lion" S.A. and consolidated and associated companies ("Delhaize Group") at December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000 (expressed in euros). These consolidated financial statements are the responsibility of the management of Delhaize Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Belgium and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Belgium.

     Accounting principles generally accepted in Belgium vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2000 and the determination of shareholders' equity at December 31, 2000 and 1999, to the extent summarized in Note 20 to the consolidated financial statements.

     Our audits also comprehended the translation of euros into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE
REVISEURS D'ENTREPRISES SC sfd SCRL

Represented By:

James Fulton

Brussels, Belgium
April 2, 2001

                                 DELHAIZE GROUP

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                           YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------------
                                                                 2000
                                                                 USD          2000         1999         1998
                                                               (NOTE 1)       EUR          EUR          EUR
                                                              ----------   ----------   ----------   ----------
                                                                  (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS,
                                                                          EXCEPT PER SHARE AMOUNTS)
REVENUE
Sales.......................................................  16,905,478   18,168,166   14,310,129   12,912,410
Other operating income......................................     380,168      408,563      279,077      229,021
                                                              ----------   ----------   ----------   ----------
         Total Revenue......................................  17,285,646   18,576,729   14,589,206   13,141,431
OPERATING COSTS
Cost of goods sold..........................................  12,744,121   13,695,993   10,806,796    9,779,212
Selling, administrative, and other operating expenses.......   1,216,762    1,307,643    1,001,080      873,711
Salaries, social security and pensions......................   2,166,283    2,328,085    1,805,243    1,620,509
Depreciation and amortization...............................     470,363      505,495      327,905      295,071
                                                              ----------   ----------   ----------   ----------
         Total Operating Costs..............................  16,597,529   17,837,216   13,941,024   12,568,503
                                                              ----------   ----------   ----------   ----------
OPERATING INCOME............................................     688,117      739,513      648,182      572,928
FINANCIAL INCOME............................................      14,013       15,060        9,040       17,692
FINANCIAL EXPENSES
Interest expense and similar charges........................     262,524      282,132      130,932      117,334
Other financial expenses....................................      27,126       29,152       18,222       17,315
                                                              ----------   ----------   ----------   ----------
         Total Financial Expenses...........................     289,650      311,284      149,154      134,649
                                                              ----------   ----------   ----------   ----------
INCOME BEFORE TAXATION AND EXCEPTIONAL ITEMS................     412,480      443,289      508,068      455,971
EXCEPTIONAL INCOME
Gain on disposal of fixed assets............................      35,323       37,961       17,685       20,201
Other exceptional income....................................         931        1,000        1,955        1,210
                                                              ----------   ----------   ----------   ----------
         Total Exceptional Income...........................      36,254       38,961       19,640       21,411
EXCEPTIONAL EXPENSES
Loss on disposal of fixed assets............................       2,453        2,636       15,046       17,612
Other exceptional expenses..................................      72,229       77,624        1,959        4,927
                                                              ----------   ----------   ----------   ----------
         Total Exceptional Expenses.........................      74,682       80,260       17,005       22,539
                                                              ----------   ----------   ----------   ----------
INCOME BEFORE TAXATION......................................     374,052      401,990      510,703      454,843
TAXATION
Deferred taxes..............................................      38,880       41,784       32,188       46,749
Current taxes...............................................      96,720      103,944      157,339      115,066
                                                              ----------   ----------   ----------   ----------
         Total Taxation.....................................     135,600      145,728      189,527      161,815
                                                              ----------   ----------   ----------   ----------
INCOME AFTER TAXATION AND BEFORE MINORITY INTERESTS AND
  INVESTEES UNDER THE EQUITY METHOD.........................     238,452      256,262      321,176      293,028
SHARE IN LOSS OF COMPANIES ACCOUNTED FOR UNDER THE EQUITY
  METHOD....................................................          74           80           --          196
MINORITY INTERESTS..........................................      88,858       95,495      151,290      143,878
                                                              ----------   ----------   ----------   ----------
         NET INCOME.........................................     149,520      160,687      169,886      148,954
                                                              ==========   ==========   ==========   ==========
         WEIGHTED AVERAGE SHARES OUTSTANDING................      52,023       52,023       51,983       51,824
                                                              ==========   ==========   ==========   ==========
         EARNINGS PER SHARE.................................        2.87         3.09         3.27         2.87
                                                              ==========   ==========   ==========   ==========

AMOUNTS REPORTED IN EUROS HAVE BEEN RESTATED FROM BELGIAN FRANCS TO EUROS USING THE FIXED EXCHANGE RATE AS OF JANUARY 1, 1999 OF EUR 1 = BEF 40.3399.

              See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                              ------------------------------------------
                                                                 2000
                                                                  USD            2000           1999
                                                               (NOTE 1)          EUR             EUR
                                                              -----------    ------------    -----------
                                                               (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
LONG-TERM ASSETS
Debt issuance costs, net....................................       3,388           3,641          3,758
Intangible assets, net......................................     572,223         614,963        108,542
Goodwill arising on consolidation, net......................   2,838,236       3,050,227        318,724
Tangible fixed assets, net..................................   3,528,595       3,792,149      2,761,164
Long-term investments and receivables.......................      24,581          26,417          5,645
                                                               ---------      ----------      ---------
         Total Long-term Assets.............................   6,967,023       7,487,397      3,197,833
OTHER ASSETS
Deferred taxes..............................................      15,887          17,074         20,614
Inventories, net............................................   1,734,822       1,864,398      1,642,965
Receivables, net............................................     618,017         664,177        451,310
Short-term investments......................................      31,068          33,388         83,719
Cash........................................................     223,085         239,747        282,371
Prepayments and other.......................................      85,138          91,497         44,167
                                                               ---------      ----------      ---------
         Total Other Assets.................................   2,708,017       2,910,281      2,525,146
                                                               ---------      ----------      ---------
TOTAL ASSETS................................................   9,675,040      10,397,678      5,722,979
                                                               =========      ==========      =========
SHAREHOLDERS' EQUITY
Capital shares..............................................      24,208          26,016         25,166
Additional paid-in capital..................................      24,409          26,232         25,579
Revaluation reserves........................................      16,960          18,227         16,613
Retained earnings...........................................   1,086,813       1,167,988        935,184
Cumulative translation adjustment and other.................     117,455         126,228         83,023
                                                               ---------      ----------      ---------
         Total Shareholders' Equity.........................   1,269,845       1,364,691      1,085,565
MINORITY INTERESTS..........................................   1,404,794       1,509,720        905,360
PROVISIONS FOR LIABILITIES AND DEFERRED TAXATION
Pension liabilities.........................................       9,280           9,973          4,307
Accrued liabilities.........................................     319,698         343,577        197,895
Deferred taxes..............................................     209,401         225,041         55,233
                                                               ---------      ----------      ---------
         Total Provisions for Liabilities and Deferred
           Taxation.........................................     538,379         578,591        257,435
LONG-TERM DEBT
Long-term borrowings........................................     641,839         689,779        622,388
Capitalized lease commitments...............................     603,955         649,065        481,746
Other.......................................................      10,530          11,316         11,844
                                                               ---------      ----------      ---------
         Total Long-term Debt...............................   1,256,324       1,350,160      1,115,978
SHORT-TERM OBLIGATIONS
Current portion of long-term debt...........................     162,680         174,831         58,976
Short-term borrowings.......................................   3,115,722       3,348,439        607,339
Accounts payable and other liabilities......................   1,448,808       1,557,021      1,292,042
Accrued income taxes........................................      95,841         102,999         60,719
Accrued salaries and benefits...............................     265,416         285,239        274,138
Dividends and directors remuneration payable................     117,231         125,987         65,427
                                                               ---------      ----------      ---------
         Total Short-term Obligations.......................   5,205,698       5,594,516      2,358,641
TOTAL LIABILITIES...........................................   7,000,401       7,523,267      3,732,054
                                                               ---------      ----------      ---------
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND
  LIABILITIES...............................................   9,675,040      10,397,678      5,722,979
                                                               =========      ==========      =========

AMOUNTS REPORTED IN EUROS HAVE BEEN RESTATED FROM BELGIAN FRANCS TO EUROS USING THE FIXED EXCHANGE RATE AS OF JANUARY 1, 1999 OF EUR 1 = BEF 40.3399.
              See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                           CUMULATIVE
                             NUMBER OF              ADDITIONAL                             TRANSLATION       TOTAL
                              SHARES                 PAID-IN     REVALUATION   RETAINED    ADJUSTMENT    SHAREHOLDERS'
                            OUTSTANDING   CAPITAL    CAPITAL      RESERVES     EARNINGS     AND OTHER       EQUITY
                            -----------   -------   ----------   -----------   ---------   -----------   -------------
                               (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR, EXCEPT NUMBER OF OUTSTANDING SHARES)
BALANCES AT JANUARY 1,
  1998....................  51,717,025    25,017      12,346       20,012        769,895      11,928         839,198
Capital increases.........     245,600       122      10,837           --                         --          10,959
Dividends and directors
  remuneration............                    --          --           --        (59,104)         --         (59,104)
Change in cumulative
  translation
  adjustment..............                    --          --           --             --     (42,860)        (42,860)
Changes in equity due to
  subsidiary capital
  transactions. See Note
  11 to the consolidated
  financial statements....                    --          --           --         14,170          --          14,170
Other.....................                    --          --       (2,959)         2,959          --              --
Net income................                    --          --           --        148,954          --         148,954
                            ----------    ------      ------       ------      ---------     -------       ---------
BALANCES AT DECEMBER 31,
  1998....................  51,962,625    25,139      23,183       17,053        876,874     (30,932)        911,317
Capital increases.........      54,300        27       2,396           --             --          --           2,423
Dividends and directors
  remuneration............                    --          --           --        (65,427)         --         (65,427)
Change in cumulative
  translation
  adjustment..............                    --          --           --             --     113,908         113,908
Changes in equity due to
  subsidiary capital
  transactions. See Note
  11 to the consolidated
  financial statements....                    --          --           --        (46,589)         --         (46,589)
Other.....................                    --          --         (440)           440          47              47
Net income................                    --          --           --        169,886          --         169,886
                            ----------    ------      ------       ------      ---------     -------       ---------
BALANCES AT DECEMBER 31,
  1999....................  52,016,925    25,166      25,579       16,613        935,184      83,023       1,085,565
Capital increases.........      14,800         7         653           --             --          --             660
Dividends and directors
  remuneration............          --        --          --           --       (125,987)         --        (125,987)
Change in cumulative
  translation
  adjustment..............          --        --          --           --             --      43,252          43,252
Changes in equity due to
  subsidiary capital
  transactions. See Note
  11 to the consolidated
  financial statements....          --        --          --           --        198,508          --         198,508
Other.....................          --       843          --        1,614           (404)        (47)          2,006
Net income................          --        --          --           --        160,687          --         160,687
                            ----------    ------      ------       ------      ---------     -------       ---------
BALANCES AT DECEMBER 31,
  2000....................  52,031,725    26,016      26,232       18,227      1,167,988     126,228       1,364,691
                            ==========    ======      ======       ======      =========     =======       =========

AMOUNTS REPORTED IN EUROS HAVE BEEN RESTATED FROM BELGIAN FRANCS TO EUROS USING THE FIXED EXCHANGE RATE AS OF JANUARY 1, 1999 OF EUR 1 = BEF 40.3399.
              See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     2000
                                                     USD          2000        1999       1998
                                                   (NOTE 1)       EUR         EUR        EUR
                                                  ----------   ----------   --------   --------
                                                    (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES
Net income......................................     149,519      160,687    169,886    148,954
Minority interests..............................      88,858       95,495    151,290    143,878
Share in loss of companies accounted for under
  the equity method.............................          74           80         --        196
Adjustments for:
  Depreciation and amortization.................     476,757      512,367    327,904    296,289
  Provisions for losses on accounts receivable
     and inventory obsolescence.................       3,099        3,330     16,315     14,751
  Income taxes..................................      96,720      103,944    157,339    115,066
  Interest expense and similar charges..........     262,524      282,132    130,932    117,334
  Investment income.............................      (9,043)      (9,718)    (4,528)    (6,863)
  Loss on disposal of fixed assets..............       2,453        2,636     15,046     17,612
  Gain on disposal of fixed assets..............     (35,323)     (37,961)   (17,685)   (20,201)
                                                  ----------   ----------   --------   --------
                                                   1,035,639    1,112,992    946,499    827,016
Changes in working capital requirements:
  (Increase) decrease in inventories............      82,579       88,747    (84,193)  (156,991)
  Increase in receivables.......................    (164,893)    (177,209)   (96,840)   (54,996)
  Increase in prepayments and other.............     (30,880)     (33,186)    (7,600)    (8,291)
  (Decrease) increase in accounts payable and
     other liabilities..........................     (27,111)     (29,136)    75,097    165,082
  Increase in accrued income taxes..............      86,484       92,945     23,998     22,406
  (Decrease) increase in accrued salaries and
     benefits...................................     (22,497)     (24,177)    27,984     27,209
  Additions to provisions for liabilities and
     deferred taxation..........................      58,562       62,936     23,916     29,375
                                                  ----------   ----------   --------   --------
  Cash generated from operations................   1,017,883    1,093,912    908,861    850,810
  Interest paid.................................    (250,285)    (268,979)  (110,625)  (110,040)
  Income taxes paid.............................    (143,709)    (154,443)  (176,501)  (133,074)
                                                  ----------   ----------   --------   --------
  Net Cash Provided By Operating Activities.....     623,889      670,490    621,735    607,696
INVESTING ACTIVITIES
Purchase of shares in consolidated companies,
  net of cash and cash equivalents acquired.....  (2,744,012)  (2,948,965)  (226,225)        --
Purchase of tangible fixed assets...............    (506,859)    (544,717)  (524,660)  (450,821)
Purchase of financial assets....................      (2,062)      (2,216)        --        (65)
Purchase of intangible assets...................      (1,556)      (1,672)   (29,636)    (4,636)
Sale of shares in consolidated companies, net of
  cash and cash equivalents disposed of.........      66,031       70,963         --        639
Sale of tangible fixed and intangible assets....      87,646       94,192     18,212     95,859
Sale of financial assets........................         640          688          8         --
Cash loans made.................................      (7,942)      (8,535)      (920)       (83)
Cash received from the repayment of loans.......          98          105         73      4,406
Dividends received..............................         609          655        137        429
Interest received...............................       8,432        9,062      4,391      6,434
                                                  ----------   ----------   --------   --------
Net Cash Used in Investing Activities...........  (3,098,975)  (3,330,440)  (758,620)  (347,838)
                                                  ----------   ----------   --------   --------
Cash Flow Before Financing Activities...........  (2,475,086)  (2,659,950)  (136,885)   259,858

                                 DELHAIZE GROUP

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     2000
                                                     USD          2000        1999       1998
                                                   (NOTE 1)       EUR         EUR        EUR
                                                  ----------   ----------   --------   --------
                                                    (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
FINANCING ACTIVITIES
Proceeds from the exercise of share warrants....         614          660      2,423     10,959
Borrowings under long-term loans................      15,958       17,150    158,125      3,288
Repayment of long-term loans....................     (86,777)     (93,258)  (107,492)   (41,968)
Borrowings under short-term loans (> 3
  months).......................................     345,959      371,799    402,059     19,831
Repayment of short-term loans (> 3 months)......    (518,413)    (557,134)  (168,568)        --
Additions to (repayments of) short-term loans (<
  3 months).....................................   2,687,920    2,888,683    202,950    (48,743)
Dividends and directors remuneration paid.......     (60,880)     (65,427)   (59,104)   (52,168)
Dividends paid by subsidiaries to minority
  interests.....................................     (48,180)     (51,779)   (40,656)   (36,511)
Subsidiary capital transactions (treasury stock
  purchases)....................................          --           --   (133,930)   (45,173)
Increase in capital of subsidiaries by minority
  interests.....................................          --           --         --      4,082
Proceeds upon conversion of stock options at a
  subsidiary....................................       4,520        4,858      1,122      3,753
                                                  ----------   ----------   --------   --------
Net Cash Provided By (Used-in) Financing
  Activities....................................   2,340,721    2,515,552    256,929   (182,650)
EFFECT OF FOREIGN EXCHANGE
     TRANSLATION DIFFERENCES....................      13,452       14,458     20,823     (5,940)
CHANGE OF THE SCOPE OF
     CONSOLIDATION..............................          --           --      2,187         --
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS...................................    (120,913)    (129,940)   143,054     71,268
                                                  ----------   ----------   --------   --------
CASH AND CASH EQUIVALENTS -- BEGINNING OF THE
  YEAR..........................................     338,531      363,815    220,761    149,493
                                                  ----------   ----------   --------   --------
CASH AND CASH EQUIVALENTS -- END OF THE YEAR....     217,618      233,875    363,815    220,761
                                                  ==========   ==========   ========   ========

     CASH AND CASH EQUIVALENTS INCLUDED IN THE STATEMENTS OF CASH FLOWS ARE COMPOSED OF THE FOLLOWING AMOUNTS:

                                                                  DECEMBER 31,
                                                  ---------------------------------------------
                                                     2000
                                                     USD          2000        1999       1998
                                                   (NOTE 1)       EUR         EUR        EUR
                                                  ----------   ----------   --------   --------
                                                    (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
Cash and short-term investments.................     254,153      273,135    366,090    254,137
Bank overdrafts payable on demand...............     (36,535)     (39,260)    (2,275)   (33,376)
                                                    --------     --------    -------    -------
Cash and cash equivalents.......................     217,618      233,875    363,815    220,761
                                                    ========     ========    =======    =======

AMOUNTS REPORTED IN EUROS HAVE BEEN RESTATED FROM BELGIAN FRANCS TO EUROS USING THE FIXED EXCHANGE RATE AS OF JANUARY 1, 1999 OF EUR 1 = BEF 40.3399.

              See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     The principal activity of Etablissements Delhaize Freres et Cie "Le Lion" S.A. and consolidated and associated companies ("Delhaize Group") is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group's consolidated subsidiary, Delhaize America, Inc. ("Delhaize America") and its businesses in Belgium (collectively, "Delhaize Belgium"). Additional food supermarkets included in Delhaize Group's sales network, in which Delhaize Group has no direct investment, are operated under affiliate and franchise agreements.

     Delhaize Group's ordinary shares are listed on Euronext Brussels under the symbol "DELB". Delhaize America has two classes of common stock that are listed on the New York Stock Exchange, Class A and Class B. At December 31, 2000, Delhaize Group owned approximately 45.1% of Delhaize America (56.3% of the Class B voting common stock and 37.2% of the Class A non-voting common stock).

  Consolidation

     Generally, all companies over which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% are fully consolidated. Companies over which joint control is exercised are proportionately consolidated. Companies whose results are not significant to Delhaize Group and whose activity is fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Unconsolidated companies are stated at historical cost less any provision required to reflect a long-term impairment of value. All significant intercompany accounts and transactions are eliminated in consolidation. See Note 19 to the consolidated financial statements for a list of Delhaize Group's consolidated and associated companies at December 31, 2000 and 1999.

  Fiscal Year

     Delhaize Group's year ends on December 31. For Delhaize Group's consolidated subsidiaries, Delhaize America and Super Discount Markets, Inc., the results of their operations covered 52 weeks in Delhaize Group's years ended December 31, 2000, 1999 and 1998. The results of operations for the remaining consolidated subsidiaries of Delhaize Group are presented on a calendar year basis.

  Accounting Principles

     The financial statements of Delhaize Group presented herein and the notes to the financial statements are prepared on a consolidated basis in conformity with accounting principles generally accepted in Belgium ("Belgian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 20 to the consolidated financial statements.

  Comparability of the Consolidated Financial Statements With Those Included in the Annual Report of Delhaize Group

     The consolidated financial statements and related notes of Delhaize Group presented herein, differ in certain respects from the consolidated financial statements and related notes presented in the 2000 Annual Report of Delhaize Group published in accordance with Belgian law. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional

                                 DELHAIZE GROUP
disclosures that have been provided in order to present these consolidated financial statements in a format more customary to readers of annual reports in the United States of America.

  Use of Estimates

     The preparation of Delhaize Group's consolidated financial statements in conformity with Belgian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  Foreign Currency Translation

     As part of the introduction of the euro ("EUR") throughout the European Monetary Union, the exchange rates between the legacy currencies and the euro were fixed on January 1, 1999. Accordingly, the historic financial statements and related disclosures that were reported using the Belgian franc have been converted to the euro using the fixed conversion rate of EUR 1 = BEF 40.3399. The conversion of the historical financial statements from Belgian francs to euros at a fixed rate depicts the same trends as would have been presented if Delhaize Group had continued to present its consolidated financial statements in Belgian francs. Delhaize Group's financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency other than the Belgian franc.

     In the consolidation, subsidiaries' balance sheets whose functional currency is not the euro are translated at exchange rates prevailing at the end of the fiscal year; the amounts in the subsidiaries' income statements denominated in currencies other than the euro are translated at the average daily rate (i.e., the yearly average of the rates each working day of the currencies involved). The resulting exchange rate differences are added or charged directly to shareholders' equity. Such translations were made at the following rates of exchange:

                         UNITED    GREEK    CZECH                 THAI    INDONESIAN   SLOVAK   ROMANIAN
                         STATES   DRACHMA   CROWN    SINGAPORE    BAHT      RUPIAH     CROWN      LEI
                         DOLLAR   (X100)    (X100)    DOLLAR     (X100)     (X100)     (X100)    (X100)
                         ------   -------   ------   ---------   ------   ----------   ------   --------
                                                    (EUR PER LOCAL CURRENCY)
RATE AT DECEMBER 31,
2000..................   1.0747   0.2935    2.8245     0.6128    2.4499     0.0110     2.2717    0.0041
1999..................   0.9954   0.3028    2.7700     0.5989    2.6559     0.0141     2.3488        --
AVERAGE DAILY RATE:
2000..................   1.0850   0.2971    2.8099     0.6293    2.7040     0.0130     2.3455    0.0049
1999..................   0.9386   0.3070    2.7127     0.5563    2.4846     0.0121     2.2635        --
1998..................   0.9000   0.3049    2.7935         --    2.2296     0.0089         --        --

     The translations of the EUR amounts into USD amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of EUR 1 = USD 0.9305, the approximate rate of exchange on December 31, 2000. Such translations should not be construed as representations that the euro amounts could be converted into United States dollars at that or any other rate.

     All amounts presented in the notes to the consolidated financial statements, except where indicated, are expressed in EUR.

                                 DELHAIZE GROUP

  Earnings Per Share

     Earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year.

  Statements of Cash Flows

     Delhaize Group considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are classified in Short-term investments. The carrying values of these instruments approximate their fair values.

     The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard No. 7, Cash Flow Statements. Net income is adjusted for non-cash items, including provisions on current assets to arrive at gross cash flow.

     Supplemental disclosure of cash flow information is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                             2000       1999     1998
                                                           ---------   ------   ------
                                                           (ALL AMOUNTS ARE EXPRESSED
                                                              IN THOUSANDS OF EUR)
Non-cash investing and financing activities:
  Capitalized lease obligations incurred for store
     properties and equipment............................    106,714   41,098   56,766
  Capitalized lease obligations terminated for store
     properties and equipment............................     17,625   30,986   32,572
Conversion of long-term debt by a subsidiary.............         --       --   99,401(a)
Acquisition of Hannaford (See Note 2 to the consolidated
  financial statements)
  Fair value of assets acquired..........................  4,370,292       --       --
  Cash paid (net of cash acquired).......................  2,861,547       --       --
  Capital consideration given............................    714,222       --       --
  Liabilities assumed....................................    794,523       --       --

---------------

     (a) See Note 11 to the consolidated financial statements.

  Financial Instruments

     The disclosure of the fair value of certain financial instruments where estimates of fair value are practicable is provided herein. Significant judgment is required to develop estimates of fair value. Estimates presented are not necessarily indicative of the amounts that Delhaize Group could realize in a current market exchange. Fair values are stated at year-end and may differ significantly from current estimates.

     Delhaize Group's policy is to enter into financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. These financial instruments are generally designated as hedges of the underlying exposure. Gains and losses on interest rate and foreign currency agreements are generally accounted for in the same period as the item being hedged. Delhaize Group is subject to risk that the other parties to the agreements may fail to perform or may not fully or adequately perform, however, it does not anticipate such nonperformance as such parties are highly rated major international banks and financial institutions.

                                 DELHAIZE GROUP

  Accounting for Sales of Shares by a Subsidiary

     Delhaize Group's policy when there are changes in its ownership percentage in a subsidiary that is caused by issuances of that subsidiary's shares without commensurate subscription by Delhaize Group, is to record the difference between the per-share proceeds received by a subsidiary on issuance of its shares and the per-share carrying value of Delhaize Group's investment in that subsidiary as an adjustment to shareholders' equity.

  Receivables/Payables

     Accounts receivable and payable are recorded at their face value less provisions for uncollectible amounts. Generally, amounts receivable and payable in currencies other than the functional currency of each consolidated entity are valued at the exchange rate on the reporting date. The resulting transaction difference is written-off if it is a loss or deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are deferred, as an offset to shareholders' equity, and recognized based on the principle of matching expenses to the income to which they relate.

  Inventories

     Inventories are valued at the lower of cost or market on the first-in, first-out method.

  Tangible Fixed Assets

     Tangible fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of capital leases and leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding leases. Land is not depreciated. Assigned economic lives of tangible fixed assets are as follows:

CATEGORY                                                       ASSIGNED ECONOMIC LIFE
--------                                                       ----------------------
                                                                     (IN YEARS)
Buildings...................................................          33 to 40
Plant, machinery, and equipment.............................           3 to 14
Furniture, vehicles, and other tangible fixed assets........           5 to 10

  Intangible Assets

     Intangible assets primarily include goodwill and rights to use trade names. Delhaize Group separates goodwill created from equity purchases of businesses, classified in Goodwill arising on consolidation, net, and goodwill created from asset purchases of businesses, classified in Intangible assets, net. Goodwill created from equity purchases of businesses is amortized over their estimated useful lives on a straight-line basis over a period not exceeding 20 to 40 years. The choice of rate depends on the country where the investment is made: up to 40 years for countries with mature economies and up to 20 years for countries with emerging economies. This accounting policy was adopted in 1999 and applies to both existing and new goodwill balances. Had this accounting policy not been adopted, amortization expense would have been approximately EUR 8 million greater in 1999. Amounts previously amortized have not been restated. The rights to use trade names, other intangible assets, and goodwill created from asset purchases of businesses are amortized on a straight-line basis over their estimated useful lives ranging from three to 40 years.

                                 DELHAIZE GROUP

  Impairment of Long-lived Assets

     If an event has caused a change in the operational or economic circumstances of an asset (e.g., a store closing decision) that would indicate that a permanent diminution in value exists, Delhaize Group reviews the carrying value of the long-lived asset for impairment. If the net book value of a long-lived asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the asset's net book value to fair value in the period the change in the operational or economic circumstances of the asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the asset's fair value, the impairment reserve is reversed.

  Debt Issuance Costs

     Generally, debt issuance costs are capitalized and amortized over the life of the loan.

  Revenue Recognition

     Revenues are recognized at the point of sale to retail customers and upon delivery of inventory to franchised and affiliated customers. Delhaize Group records shipping and handling costs billed to customers as sales revenues. Costs incurred for shipping and handling are included in "selling, administrative and other operating expenses", "salaries, social security and pensions" and "depreciation and amortization", depending on the nature of the cost.

     Income from suppliers for in-store promotions are non-refundable credits or payments that are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectibility is reasonably assured. This income is included in "other operating income." Income from co-operative advertising is recognized in the period the related advertising occurs as "other operating income."

 Cost of Goods Sold

     Purchases are recorded net of cash discounts. Supplier allowances and credits that relate to Delhaize Group's buying and merchandising activities, primarily for volume incentives, are based on contractual arrangements covering a period of one year or less. Delhaize Group is not obligated to purchase the product and recognizes such volume incentives as they are earned based on quantities purchased.

     Delhaize Group has several "loyalty card" programs that provide its customers with discounts and incentives on purchases. The discounts and incentives offered through these cards include price discounts from the regular retail price for specific items, "buy one, get one free" incentives, and earning of "points" or similarly named awards that may later be submitted for point of sale discounts. The vendors fund some of the discounts, while Delhaize Group funds others. Discounts and incentives funded by Delhaize Group are recognized as a reduction in sales as products are sold. Funding from vendors is recognized in the period the related products are sold and is recorded as a reduction to "cost of goods sold."

  Current Income Taxes/Deferred Income Taxes

     Current income taxes are determined on the basis of earnings reported by each tax entity, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at latest enacted tax rates.

     Delhaize Group accounts for deferred income tax assets and liabilities for its United States subsidiaries under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes ("SFAS 109"). For all other consolidated entities, deferred income tax assets and liabilities are calculated on certain, but not all, temporary differences arising in the accounts of

                                 DELHAIZE GROUP
these consolidated entities. Deferred income tax assets and liabilities are not calculated on tax-exempt reserves and tax loss carryforwards.

  Advertising Costs

     Advertising costs are expensed as incurred and classified in Selling, administrative, and other operating expenses. Delhaize Group recorded advertising expense of approximately EUR 118.3 million in 2000, EUR 97.5 million in 1999 and EUR 92.8 million in 1998.

  Interest and Similar Charges

     Interest expense and similar charges were approximately EUR 282.1 million, EUR 130.9 million and EUR 117.3 million for the years ended December 31, 2000, 1999 and 1998, respectively, net of interest amounts capitalized of approximately EUR 4.0 million, EUR 3.5 million and EUR 3.5 million, respectively.

  Store Opening Costs

     Costs associated with the opening of new stores are expensed as incurred.

  Store Closing Costs

     Delhaize Group continuously evaluates its store base and makes decisions about store openings and closings that are in the best interest of its shareholders. Store closings consist of relocations, where a new store is opened to replace an older location in the same area, and closings of stores due to poor performance. Delhaize Group intends to close stores within a year after the decision to close is made. As most of the Delhaize Group's stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group's previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begins immediately following the store closing.

     Inventory write-downs, if any, in connection with store closings, are classified in Cost of goods sold. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with store closings. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

     Significant cash outflows associated with closed stores relate to ongoing lease payments. Because closed store operating leases are classified consistently with capital leases, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

  Self Insurance

     Delhaize America is self-insured for workers' compensation, general liability and vehicle accident claims up to USD 500,000, including defense costs, per occurrence. The self-insurance liability is

                                 DELHAIZE GROUP
determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Delhaize America is insured for covered costs, including defense costs, in excess of the retained limits. Delhaize America recorded self-insurance expense of approximately EUR 48 million in 2000, EUR 30 million in 1999 and EUR 31 million in 1998. Total claim payments were approximately EUR 40 million in 2000, EUR 31 million in 1999 and EUR 28 million in 1998. Self-insurance liabilities were approximately EUR 116.4 million and EUR 72 million at December 31, 2000 and 1999, and have been classified as accrued liabilities in Provisions for liabilities and deferred taxation.

     Delhaize Belgium is partially self-insured for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages and similar insurable risks. Self-insurance expense and claim payments for each of the three years in the period ended December 31, 2000 were not significant.

  Benefit Plans

     According to the laws and customary practices of each country, the subsidiaries in Delhaize Group have obligations in terms of pension and other retirement plans, life and disability insurance plans, medical plans applicable to active employees and other benefit plans. Delhaize Group accounts for defined benefit and defined contribution plans for its United States subsidiaries under the provisions of SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"). For all other consolidated entities, Delhaize Group accounts for obligations for its defined benefit and defined contribution plans as expense as contributions are made. Delhaize Group recorded expense related to these plans of approximately EUR 254.5 million in 2000, EUR 205.5 million in 1999 and EUR 183.8 million in 1998.

  Exceptional Income and Exceptional Expenses

     Exceptional income and exceptional expenses primarily represent income and expenses incurred outside of Delhaize Group's normal ongoing business operations (i.e., food retail sales) and include gains and losses on disposals of fixed assets. During 2000, 1999 and 1998, exceptional income and exceptional expenses consisted of the following:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2000    1999    1998
                                                              -----   -----   -----
                                                                (ALL AMOUNTS ARE
                                                              EXPRESSED IN MILLIONS
                                                                     OF EUR)
Gains on disposals of fixed assets..........................     6      18      20
Gain on disposal of investment in P.G.......................    32      --      --
Losses on disposals of fixed assets.........................    (3)    (15)    (18)
Merger costs related to the Hannaford acquisition...........   (42)     --      --
Costs incurred to close 15 Delhaize America stores..........   (32)     --      --
Other expense, net..........................................    (2)     --      (3)
                                                               ---     ---     ---
Total exceptional income (expenses), net....................   (41)      3      (1)
                                                               ===     ===     ===

                                 DELHAIZE GROUP

NOTE 2  BUSINESS ACQUISITIONS

     On July 31, 2000, Delhaize Group's subsidiary, Delhaize America, completed its acquisition of Hannaford Bros. Co. ("Hannaford"), a Maine-based supermarket retailer, in a cash and stock transaction totaling approximately EUR 3.7 billion. Delhaize Group began including the results of operations of Hannaford prospectively from July 31, 2000.

     As consideration for this acquisition, Delhaize America paid cash of approximately EUR 3.0 billion, and issued 25.6 million shares of its Class A common stock having an aggregate value of approximately EUR 714 million. Delhaize America also issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Additional direct costs incurred in connection with the acquisition, principally investment banking, legal and other professional fees, in the amount of EUR 24.0 million have been included in the purchase price allocation.

     The Hannaford acquisition was accounted for using the purchase method of accounting. The purchase price is allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to goodwill. Allocation of the purchase price is subject to revision, which is not expected to be material, based on the final determination of fair value of certain acquired assets and liabilities related principally to closed store properties. The acquisition resulted in goodwill of approximately EUR 2.8 billion, which will be amortized over 40 years using the straight-line method.

     The net purchase price was allocated as follows (All amounts are expressed in millions of EUR):

Goodwill arising on consolidation...........................    2,762
Tangible fixed assets.......................................      805
Intangible assets...........................................      520
Other assets................................................      453
Provisions for liabilities and deferred taxation............     (223)
Long-term debt..............................................     (240)
Short-term obligations......................................     (332)
                                                                -----
Purchase price..............................................    3,745
                                                                =====

     The following table reflects the results of operations on a pro forma basis as if the acquisition had been completed as of the beginning of the fiscal periods presented. This unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                              MILLIONS OF EUR,
                                                                 EXCEPT PER
                                                               SHARE AMOUNTS)
Revenue.....................................................  20,408    17,214
Net income..................................................     118       118
Earnings per share..........................................    2.28      2.26

     During 2000 and 1999, Delhaize Group increased its ownership interest in Delhaize America through a series of open market purchases of Delhaize America Class A and Class B common stock for a total amount of approximately EUR 56 million and EUR 204 million in 2000 and 1999, respectively. These purchases were accounted for using the purchase method of accounting and resulted in the recording of

                                 DELHAIZE GROUP
goodwill of approximately EUR 19 million and EUR 132 million in 2000 and 1999, respectively. Goodwill is being amortized over 40 years using the straight-line method.

     During 2000, Delhaize Group, or one of its subsidiaries, acquired 51% of Mega Image and the remaining 51% interest in Bel-Thai Supermarkets, increasing Delhaize Group's ownership interest to approximately 72% in Bel-Thai Supermarkets, for an aggregate EUR 19.9 million. These acquisitions were accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 17.0 million. Goodwill is being amortized over 20 years using the straight-line method.

     During 2000, Delhaize Group also increased its ownership interests in various of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid approximately EUR 3 million for these acquisitions.

     In March 1999, Delhaize Group acquired the remaining 11.5% minority interest of Delvita in a cash transaction for approximately EUR 12.7 million. Delhaize Group recorded this acquisition as a step acquisition using the purchase method of accounting. The purchase resulted in goodwill of approximately EUR 6.8 million. Goodwill is being amortized over 20 years using the straight-line method. Delvita has been fully consolidated prior to and subsequent to this transaction.

     In January 1999, Delhaize Group acquired a 49.0% ownership interest in Shop N Save, a Singapore-based company that operated 22 grocery stores, in a cash transaction for approximately EUR 12.0 million. Delhaize Group recorded this acquisition using the purchase method of accounting. The purchase resulted in goodwill of approximately EUR 8.2 million. Goodwill is being amortized using the straight-line method over 20 years. Delhaize Group has proportionately consolidated Shop N Save since its acquisition.

NOTE 3  DEBT ISSUANCE COSTS, NET

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                                 THOUSANDS
                                                                  OF EUR)
Balance at beginning of year, net...........................  3,758     3,201
Additions...................................................     19       633
Amortization................................................   (391)     (542)
Translation effect..........................................    255       466
                                                              -----     -----
Balance at end of year, net.................................  3,641     3,758
                                                              =====     =====

                                 DELHAIZE GROUP

NOTE 4  INTANGIBLE ASSETS, NET

     Intangible assets, net, consist primarily of goodwill created from asset purchases of businesses and trade names (see Note 1 to the consolidated financial statements).

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                              THOUSANDS OF EUR)
COST
Balance at beginning of year................................  128,162     85,922
Acquisitions................................................  521,860     29,003
Sales and disposals.........................................   (1,359)    (2,166)
Translation effect..........................................    3,648     15,403
                                                              -------    -------
Balance at end of year......................................  652,311    128,162
ACCUMULATED DEPRECIATION, AMORTIZATION AND OTHER
Balance at beginning of year................................   19,620     13,217
Current year expenses.......................................   17,076      5,828
Reversal of depreciation and amortization due to disposals
  of assets.................................................     (557)    (2,052)
Other.......................................................        2        239
Translation effect..........................................    1,207      2,388
                                                              -------    -------
Balance at end of year......................................   37,348     19,620
                                                              -------    -------
NET BOOK VALUE OF INTANGIBLE ASSETS AT END OF YEAR..........  614,963    108,542
                                                              =======    =======

NOTE 5  GOODWILL ARISING ON CONSOLIDATION, NET

     Goodwill arising on consolidation, net, consists primarily of goodwill created from equity purchases of businesses (see Note 1 to the consolidated financial statements).

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------    -------
                                                                (ALL AMOUNTS ARE
                                                                  EXPRESSED IN
                                                               THOUSANDS OF EUR)
Balance at beginning of year, net...........................    318,724    164,915
Increase due to acquisitions of businesses (including
  increases in holding percentages).........................  2,785,565    146,588
Amortization expense........................................    (39,932)    (7,356)
Other decreases.............................................        (47)    (7,627)
Translation effect..........................................    (14,083)    22,204
                                                              ---------    -------
Balance at end of year, net.................................  3,050,227    318,724
                                                              =========    =======

     The increase in 2000 principally related to the Hannaford acquisition. See
Note 2 to the consolidated financial statements. Other decreases in 1999 primarily represent the reversal of a valuation allowance established at the time of Delhaize America's acquisition of Kash n' Karry in 1996. The valuation allowance was originally established to reflect the uncertainty associated with full utilization of the acquired Kash n' Karry tax loss carryforward. Due to the issuance of revised United States Treasury Regulations in 1999, the allowance was no longer necessary as the tax loss carryforward is expected to be fully utilized in the future.

                                 DELHAIZE GROUP

NOTE 6  TANGIBLE FIXED ASSETS, NET

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                                 (ALL AMOUNTS ARE
                                                                   EXPRESSED IN
                                                                THOUSANDS OF EUR)
Land and buildings..........................................  1,226,155      823,681
Plant, machinery and equipment..............................  1,163,578      901,369
Furniture, fixtures and vehicles............................     88,732       65,615
Property under capital leases...............................    578,514      451,121
Other tangible fixed assets.................................    672,825      447,005
Construction in progress and advance payments...............     62,345       72,373
                                                              ---------    ---------
          Total tangible fixed assets, net..................  3,792,149    2,761,164
                                                              =========    =========

                                                                                             CONSTRUCTION
                                               PLANT,     FURNITURE,   PROPERTY    OTHER     IN PROGRESS
                                             MACHINERY     FIXTURES     UNDER     TANGIBLE       AND
                                 LAND AND       AND          AND       CAPITAL     FIXED       ADVANCE
                                 BUILDINGS   EQUIPMENT     VEHICLES     LEASES     ASSETS      PAYMENTS
                                 ---------   ----------   ----------   --------   --------   ------------
                                             (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
COST
Balance at December 31, 1999...  1,000,748    1,890,184     233,692     616,490    780,260       72,373
Acquisitions...................    414,743      458,704      52,251     183,595    231,344      102,841
Sales and disposals............    (45,293)    (122,628)    (11,169)    (24,307)   (46,789)      (3,433)
Interaccount transfers and
  other........................     15,939         (836)      1,090      (3,892)    95,151     (110,830)
Translation effect.............     36,190      112,703      11,110      45,703     45,685        4,375
                                 ---------   ----------    --------    --------   --------     --------
Balance at December 31, 2000...  1,422,327    2,338,127     286,974     817,589   1,105,651      65,326
REVALUATION SURPLUS:
Balance at December 31, 1999...     27,288           --           2          --         --           --
Interaccount transfers.........      5,942           --          (2)         --         --           --
Translation effect.............       (269)          --          --          --         --           --
                                 ---------   ----------    --------    --------   --------     --------
Balance at December 31, 2000...     32,961           --          --          --         --           --
ACCUMULATED DEPRECIATION AND
  OTHER
Balance at December 31, 1999...   (204,355)    (988,815)   (168,079)   (165,369)  (333,255)          --
Depreciation expense...........    (31,959)    (138,265)    (23,439)    (31,549)   (83,311)        (869)
Reversal of depreciation
  expense due to disposals of
  assets and other.............     14,717        5,960       2,058     (31,040)       (86)      (2,141)
Translation effect.............     (7,536)     (53,429)     (8,782)    (11,117)   (16,174)          29
                                 ---------   ----------    --------    --------   --------     --------
Balance at December 31, 2000...   (229,133)  (1,174,549)   (198,242)   (239,075)  (432,826)      (2,981)
                                 ---------   ----------    --------    --------   --------     --------
NET BOOK VALUE OF TANGIBLE
  FIXED ASSETS AT DECEMBER 31,
  2000.........................  1,226,155    1,163,578      88,732     578,514    672,825       62,345
                                 =========   ==========    ========    ========   ========     ========

     Net book value at December 31, 2000 of Property under capital leases consists primarily of land and buildings of approximately EUR 577 million and Plant, machinery and equipment of approximately EUR 1 million.

                                 DELHAIZE GROUP

NOTE 7  LONG-TERM INVESTMENTS

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000       1999
                                                              ------      -----
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                              THOUSANDS OF EUR)
Companies accounted for under the equity method:
  Investments...............................................     531        540
Other companies:
  Investments...............................................   2,511      1,375
  Receivables...............................................  23,375      3,730
                                                              ------      -----
          Total long-term investments.......................  26,417      5,645
                                                              ======      =====

     Receivables at December 31, 2000, primarily represent cash held in escrow related to Delhaize Group's pending purchase of Trofo, a Greek food retailer. See Note 18 to the consolidated financial statements.

NOTE 8  INVENTORIES, NET

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                                 (ALL AMOUNTS ARE
                                                                   EXPRESSED IN
                                                                THOUSANDS OF EUR)
Consumables.................................................     11,695       11,100
Goods for resale............................................  1,833,199    1,619,317
Other.......................................................     19,504       12,548
                                                              ---------    ---------
          Total inventories, net............................  1,864,398    1,642,965
                                                              =========    =========

NOTE 9  RECEIVABLES, NET

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                              THOUSANDS OF EUR)
Trade receivables...........................................  435,972    385,295
Non-trade receivables.......................................  218,205     62,025
                                                              -------    -------
          Total receivables, net............................  664,177    451,310
                                                              =======    =======

     Trade receivables include primarily receivables from suppliers for charge-backs for in-store promotion and advertising, for co-operative advertising and for supplier allowances, representing volume rebates earned from buying and merchandising activities, receivables from franchised and affiliated stores and customer returned checks. See Note 1 to the consolidated financial statements. Non-trade receivables include primarily prepaid income taxes, a receivable from disposal of an investment and receivables from advances on leasehold improvements.

                                 DELHAIZE GROUP

     Allowances for doubtful accounts at December 31, 2000 and 1999, were as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                              THOUSANDS OF EUR)
Balance at beginning of year................................   7,251      5,422
Additions charged to expense................................   3,851      1,998
Other additions (principally acquisitions)..................   1,535         --
Write-offs and recoveries...................................  (1,794)      (965)
Translation.................................................     458        796
                                                              ------     ------
Balance at end of year......................................  11,301      7,251
                                                              ======     ======

NOTE 10  DEFERRED TAXATION

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000       1999
                                                              -------    ------
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                              THOUSANDS OF EUR)
Deferred tax assets:
  Deferred tax assets of United States subsidiaries.........   15,218    18,274
  Deferred tax assets of other subsidiaries.................    1,856     2,340
                                                              -------    ------
          Total deferred tax assets.........................   17,074    20,614
                                                              -------    ------
Deferred tax liabilities:
  Deferred tax liabilities of United States subsidiaries....  187,345    22,174
  Deferred tax liabilities of other subsidiaries............   37,696    33,059
                                                              -------    ------
          Total deferred tax liabilities....................  225,041    55,233
                                                              -------    ------
          Net deferred tax liabilities......................  207,967    34,619
                                                              =======    ======

NOTE 11  SHAREHOLDERS' EQUITY

  Ordinary Shares

     There were 52,031,725 and 52,016,925 Delhaize Group ordinary shares outstanding at December 31, 2000 and 1999, respectively (par value of EUR 0.50 and approximately EUR 0.48, respectively). The Delhaize Group ordinary shares may be in either bearer or registered form, at the holder's option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable equity, including the earnings of the latest fiscal year. The shareholders at Delhaize Group's annual general meeting must approve such dividends.

     On November 16, 2000, Delhaize Group and Delhaize America announced an agreement for a share exchange pursuant to which Delhaize Group will exchange each outstanding share of Delhaize America common stock not currently held by Delhaize Group for 0.4 shares of Delhaize Group. The transaction is expected to be consummated in the second quarter of 2001, prior to the distribution of Delhaize Group's fiscal year 2000 dividend. At December 31, 2000, Delhaize Group has recorded dividends payable on the basis of the expected number of Delhaize Group shares that will be eligible to receive the fiscal year 2000 dividend, which will include shares of Delhaize Group issued in exchange for shares of Delhaize America.

                                 DELHAIZE GROUP

     In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of Delhaize Group's remaining assets available for distribution. Under Belgian law, the holders of Delhaize Group ordinary shares are required to approve any future capital increases, and are entitled to preferential subscription rights to subscribe to a pro rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

  Legal Reserves

     Under Belgian law, 5% of net income must be transferred to a legal reserve until the legal reserve reaches 10% of the capital par value. At December 31, 2000, Delhaize Group's legal reserve was EUR 2.6 million and classified in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than in liquidation.

  Authorized Capital

     As authorized by the extraordinary general meeting of shareholders held on December 15, 2000, the Board of Directors of Delhaize Group may, for a period of five years expiring in January 2006, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 26 million. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

  Share Repurchase Program

     As authorized by the extraordinary general meeting of shareholders held on December 15, 2000, the Board of Directors of Delhaize Group is authorized to purchase Delhaize Group's ordinary shares, for a period of three years expiring in 2003, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group.

     The Board of Directors is also authorized for a period of 18 months expiring in 2002, to purchase, with no special conditions attached, a maximum of 10% of the outstanding Delhaize Group shares at a price between EUR 1 and EUR 150.

  Retained Earnings

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------    -------
                                                                (ALL AMOUNTS ARE
                                                                  EXPRESSED IN
                                                               THOUSANDS OF EUR)
Consolidated retained earnings..............................  1,101,520    863,931
Parent retained earnings....................................     66,468     71,253
                                                              ---------    -------
          Total retained earnings...........................  1,167,988    935,184
                                                              =========    =======

                                 DELHAIZE GROUP

  Changes in Equity Due to Subsidiary Capital Transactions

The following subsidiary capital transactions have affected Delhaize Group's consolidated shareholders' equity balances in 2000, 1999 and 1998:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                              (ALL AMOUNTS ARE EXPRESSED IN
                                                                    THOUSANDS OF EUR)
Dilution as a result of the Hannaford acquisition...........  198,350         --         --
Delhaize America stock repurchase program...................       --    (46,955)   (14,194)
Delhaize America stock option plans.........................      158        366        746
Delhaize America convertible debentures.....................       --         --     27,618
                                                              -------    -------    -------
          Total.............................................  198,508    (46,589)    14,170
                                                              =======    =======    =======

     - Delhaize America issued 25.6 million shares of its Class A common stock in its acquisition of Hannaford (see Note 2 to the consolidated financial statements). Although this transaction decreased Delhaize Group's percentage ownership interest in Delhaize America, it increased shareholders' equity of Delhaize Group.

     - Delhaize America, through a stock repurchase program initiated in 1995, acquired 4.396 million and 1.661 million of its shares (after giving consideration to its 1 for 3 stock split in 1999) through purchases on the open market in 1999 and 1998, respectively. Although these transactions increased Delhaize Group's percentage ownership interest in Delhaize America, they decreased shareholders' equity of Delhaize Group. During the third quarter of fiscal 1999, Delhaize America suspended its share repurchase program.

     - Delhaize America, through a share option plan available to officers and key employees and a restricted stock plan for executive employees, issued 442,000, 83,000 and 259,000 of its shares (after giving consideration to its 1 for 3 stock split in 1999) in 2000, 1999 and 1998, respectively. Although these transactions decreased Delhaize Group's percentage ownership interest in Delhaize America, they increased shareholders' equity of Delhaize Group.

     - During 1998, Delhaize America's convertible subordinated debentures were redeemed, principally through the conversion into shares of Delhaize America's Class A non-voting Common Stock. The debentures could be redeemed, at the option of Delhaize America, at any time after June 1, 1996. The redemption prices set forth in the debt offering were 102% in 1996, 101% in 1997, and 100% in 1998, plus accrued interest. The right to convert the debentures was effective after 1993 and prior to redemption or maturity. This transaction resulted in issuance of 4,660,000 shares of Class A non-voting common stock for an aggregate conversion value, approximating the carrying value of the debentures, of USD 110.4 million based on the original terms for such conversion of USD 23.70 per share. The debentures not converted were redeemed for cash in the amount of approximately USD 3.8 million which approximated the face value and accrued interest. Although this transaction decreased Delhaize Group's percentage ownership interest in Delhaize America, it increased shareholders' equity of Delhaize Group.

                                 DELHAIZE GROUP

NOTE 12  LONG-TERM BORROWINGS AND CAPITALIZED LEASE COMMITMENTS

  Long-term Borrowings

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                               THOUSANDS OF EUR)
Non-subordinated borrowings:
  Debt securities, 7.55% to 8.05% (due 2007 to 2027),
     unsecured..............................................   322,407    298,626
  Medium-term notes, 6.16% to 14.15% (due 2000 to 2017),
     unsecured..............................................   246,060    122,735
  1999 Eurobonds, 4.625% (due 2009), unsecured..............   148,866    148,730
  Medium-term Treasury Program notes, 6.25% to 6.80% (due
     2000 to 2006), unsecured...............................    12,395     37,185
  Medium-term Credit Institution Borrowings 6.34% and 6.27%, respectively (see Note 13 to the consolidated financial
     statements)............................................    37,247     38,233
  Mortgages payable, 7.50% to 10.35% (due 2000 to 2011).....    51,093      5,124
  Other.....................................................    12,139      5,316
                                                              --------    -------
          Total non-subordinated borrowings.................   830,207    655,949
     Less: current portion..................................  (140,428)   (33,561)
                                                              --------    -------
          Total non-subordinated borrowings, long-term......   689,779    622,388
                                                              ========    =======

     In connection with the acquisition of Hannaford (see Note 2 to the consolidated financial statements), Delhaize Group assumed notes of approximately EUR 124 million and mortgages of approximately EUR 58 million. The notes and mortgages have been presented in medium-term notes and mortgages payable, respectively.

     On May 17, 1999, Delhaize Group issued bonds having an aggregate principal amount of EUR 150 million for net proceeds of approximately EUR 148 million (the "1999 Eurobonds"). The 1999 Eurobonds mature in 2009 and bear interest at 4.625%, payable annually in arrears on May 18 of each year. The discount upon issuance is being amortized over the life of the bond. The 1999 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in Belgium.

     In 1999, Delhaize Group updated its then existing treasury notes program with a new multi-currency treasury notes program. Under this treasury notes program, Delhaize Group may issue both short-term notes (e.g., commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively, the "Treasury Program"). Approximately EUR 12.4 million and EUR 37.2 million in medium-term notes were outstanding at December 31, 2000 and 1999, respectively, under the Treasury Program.

                                 DELHAIZE GROUP

     The fair values of Delhaize Group's long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies. The estimated fair values of Delhaize Group's long-term borrowings were as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000       1999
                                                              ------     ------
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                              MILLIONS OF EUR)
Fair value..................................................  777.6      615.9
Carrying amount.............................................  830.2      655.9

  Capitalized Lease Commitments

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                              THOUSANDS OF EUR)
Capitalized lease commitments...............................  683,468    507,161
  Less: current portion.....................................  (34,403)   (25,415)
                                                              -------    -------
          Total capitalized lease commitments, long-term....  649,065    481,746
                                                              =======    =======

  Long-term Borrowings and Capitalized Lease Commitments by Maturity Date

     The maturity dates of long-term borrowings and capitalized lease commitments at December 31, 2000 are as follows:

                                                                             AMOUNTS
                                                                           FALLING DUE
                                                               AMOUNTS      AFTER ONE      AMOUNTS
                                                             FALLING DUE    YEAR AND     FALLING DUE
                                                             WITHIN ONE    WITHIN FIVE   AFTER FIVE
                                                                YEAR          YEARS         YEARS
                                                             -----------   -----------   -----------
                                                                        (ALL AMOUNTS ARE
                                                                          EXPRESSED IN
                                                                        THOUSANDS OF EUR)
Non-subordinated borrowings................................    140,428       119,691        570,088
Capitalized lease commitments..............................     34,403       205,238        443,827
                                                               -------       -------      ---------
          Total............................................    174,831       324,929      1,013,915
                                                               =======       =======      =========

     Approximate maturities of long-term borrowings and capitalized lease commitments at December 31, 2000 are as follows (in thousands of EUR):

2001......................................................    174,831
2002......................................................     94,906
2003......................................................     87,957
2004......................................................     77,015
2005......................................................     65,051
Thereafter................................................  1,013,915
                                                            ---------
          Total...........................................  1,513,675
                                                            =========

                                 DELHAIZE GROUP

  Long-term Borrowings and Capitalized Lease Commitments by Currency

     The main currencies in which Delhaize Group's long-term borrowings and capitalized lease commitments were denominated are as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                                 (ALL AMOUNTS ARE
                                                                   EXPRESSED IN
                                                                THOUSANDS OF EUR)
United States dollars.......................................  1,326,843      940,116
Euro-zone currencies........................................    169,951      202,496
Czech crowns................................................     16,881       20,498
                                                              ---------    ---------
          Total.............................................  1,513,675    1,163,110
                                                              =========    =========

  Collateralizations

     The portions of Delhaize Group's long-term borrowings and capitalized lease commitments that are collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group's assets, are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                              THOUSANDS OF EUR)
Non-subordinated borrowings.................................  112,133     23,010
Capitalized lease commitments...............................      993      1,217
                                                              -------    -------
          Total borrowings..................................  113,126     24,227
                                                              =======    =======

     At December 31, 2000 and 1999, EUR 91.1 million and EUR 14.1 million, respectively, in assets were pledged as collateral for mortgage payables.

     On February 15, 2001, Delhaize Group issued bonds having an aggregate principal amount of EUR 150 million for net proceeds of approximately EUR 149.5 million (the "2001 Eurobonds"). The 2001 Eurobonds mature in 2006 and bear interest at 5.50%, payable annually in arrears on February 15 of each year. The discount upon issuance is to be amortized over the life of the bond. The 2001 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands.

NOTE 13  SHORT-TERM BORROWINGS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------    -------
                                                                (ALL AMOUNTS ARE
                                                                  EXPRESSED IN
                                                               THOUSANDS OF EUR)
Short-term loan facility....................................  2,595,377         --
Short-term Revolving Credit Facilities......................    306,287    204,061
Short-term Credit Institution Borrowings....................    285,965    378,277
Short-term Treasury Program notes...........................    160,810     25,001
                                                              ---------    -------
          Total short-term borrowings.......................  3,348,439    607,339
                                                              =========    =======

                                 DELHAIZE GROUP

     In 2000, in connection with the acquisition of Hannaford (see Note 2 to the consolidated financial statements), Delhaize America obtained an approximately EUR 2.7 billion 364-day short-term loan facility. At December 31, 2000, Delhaize America had approximately EUR 2.6 billion in outstanding borrowings against this short-term loan facility. During 2000, Delhaize Group had average borrowings of EUR 1.1 billion at a daily weighted average interest rate of 8.07% on this short-term loan facility. Delhaize America paid fees for this short-term loan facility of EUR 31.7 million which are being amortized to expense over the expected outstanding term. Delhaize America plans to refinance this term loan through a long-term bond offering to occur in 2001, prior to the maturity of the short-term loan facility.

     Delhaize America maintains two revolving credit facilities with a syndicate of commercial banks providing EUR 1.1 billion in committed lines of credit, of which approximately EUR 550 million will expire in November 2001 and approximately EUR 550 million will expire in July 2005. As of December 31, 2000, Delhaize America had EUR 306.3 million in outstanding borrowings. During 2000, Delhaize America had average borrowings of approximately EUR 206.9 million at a daily weighted average interest rate of 7.95%. There were borrowings of EUR
204.1 million outstanding at December 31, 1999.

     Delhaize America also entered into agreements to hedge against a potential increase in interest rates prior to the planned long-term bond offering noted above. The agreements are structured to hedge against the risk of increasing market interest rates based on U.S. treasury rates, with the specified rates based on the expected maturities of the planned debt issue. The notional amount of the agreements totals USD 1.75 billion, or approximately EUR 1.9 billion. Delhaize America believes the issuance of the debt is probable, and the contractual interest rates in the agreements are highly correlated with the expected interest rates to be incurred on the debt. The agreements will be settled upon issuance of the debt.

     In October 2000, Delhaize America entered into related agreements to limit the amount of any unrealized loss associated with future interest rate reduction. Delhaize America paid USD 19.8 million, or approximately EUR 21.3 million, as consideration for these agreements which is being amortized to expense over the period of the contract through March 2001. These agreements have been extended through April 26, 2001.

     Upon settlement of the agreements, the realized gain or loss to be paid or received by Delhaize America will be amortized as interest expense over the life of the underlying debt.

     The fair value of these off-balance sheet interest rate hedging agreements is estimated using the present value of the difference between the contracted rates and the applicable forward rates. At December 31, 2000, the net unrealized loss to such agreements was approximately USD 197.6 million, or approximately EUR 212.4 million, before taxes.

     Delhaize America is subject to risk of nonperformance by the counterparties to these agreements. Delhaize America regularly monitors the creditworthiness of the counterparties and does not anticipate nonperformance by the counterparties, who are major United States financial institutions.

     Delhaize Group had approximately EUR 286.0 million and EUR 378.3 million outstanding at December 31, 2000 and 1999, respectively, in less than one-year borrowings (the "Short-term Credit Institution Borrowings"). The approximate weighted average rates of interest for the Short-term Credit Institution Borrowings were 6.18% and 5.30% during 2000 and 1999, respectively.

     The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (see Note 12 to the consolidated financial statements) (collectively, the "Credit Institution Borrowings"), generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the

                                 DELHAIZE GROUP
market rate plus a margin upon withdrawal. Total amounts authorized under the Credit Institution Borrowings were approximately EUR 550 million at December 31, 2000 and 1999. Delhaize Group has guaranteed EUR 19.6 million and EUR 13.7 million of the total amounts outstanding under the Credit Institution Borrowings at December 31, 2000 and 1999, respectively. The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2000 and 1999, Delhaize Group was in compliance with all such covenants.

     Delhaize Group had approximately EUR 160.8 million and EUR 25.0 million in short-term notes outstanding under the Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2000 and 1999, respectively.

     The fair values of Delhaize Group's short-term borrowings approximate their carrying amounts.

NOTE 14  ACCOUNTS PAYABLE AND OTHER LIABILITIES

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                                 (ALL AMOUNTS ARE
                                                                   EXPRESSED IN
                                                                THOUSANDS OF EUR)
Accounts payable............................................  1,392,532    1,144,837
Notes payable...............................................      4,241       15,278
Other liabilities...........................................    160,248      131,927
                                                              ---------    ---------
          Total accounts payable and other liabilities......  1,557,021    1,292,042
                                                              =========    =========

NOTE 15  OPERATING RESULTS

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                          2000           1999           1998
                                                        ---------      ---------      ---------
AVERAGE WORKFORCE
Manual workers........................................     14,065         11,767          5,298
Salaried and store employees..........................    115,445        105,812        107,325
Management............................................      5,145          5,282          4,688
                                                        ---------      ---------      ---------
          Total.......................................    134,655        122,861        117,311
                                                        =========      =========      =========
(ALL AMOUNTS BELOW ARE EXPRESSED IN THOUSANDS OF EUR)
EMPLOYMENTS COSTS
Salaries and direct benefits..........................  1,854,252      1,414,419      1,263,204
Employer's social security contributions..............    206,245        177,519        165,125
Employer's premiums for supplementary insurance.......    161,554        101,193         94,157
Other personnel expenses..............................     13,094          7,755          8,393
Pensions..............................................     92,940        104,357         89,630
                                                        ---------      ---------      ---------
          Total.......................................  2,328,085      1,805,243      1,620,509
                                                        =========      =========      =========

                                 DELHAIZE GROUP

NOTE 16  LEASES

     Delhaize Group's stores operate principally in leased premises. Lease terms generally range from 3 to 20 years with renewal options ranging from 3 to 20 years. The average remaining lease term for closed stores is 8.9 years. The following schedule details, at December 31, 2000, the future minimum lease payments under capital and operating leases:

                                                                          OPERATING LEASES
                                                                    -----------------------------
                                                   CAPITAL              OPEN             CLOSED
                                                    LEASES             STORES            STORES
                                                 ------------       ------------       ----------
                                                 (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
2001...........................................     113,179            249,322           31,267
2002...........................................     113,271            248,806           27,769
2003...........................................     112,506            240,795           27,678
2004...........................................     111,066            233,320           26,799
2005...........................................     110,201            227,035           25,740
Thereafter.....................................     987,477          1,986,819          166,416
                                                  ---------          ---------          -------
          Total minimum payments...............   1,547,700          3,186,097          305,669
                                                                     =========          =======
Less estimated executory costs.................      46,162
                                                  ---------
Net minimum lease payments.....................   1,501,538
Less amount representing interest..............     818,070
                                                  ---------
Present value of net minimum lease payments....     683,468
                                                  =========

     Minimum payments have not been reduced by minimum sublease income of approximately EUR 82 million due over the term of non-cancelable subleases.

     Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases for open and closed stores was approximately EUR 257 million, EUR 203 million, and EUR 191 million in 2000, 1999, and 1998, respectively.

     In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2000. The leases expire on various dates extending to 2025 with renewal options generally ranging from 3 to 20 years. Total future minimum rents under these agreements are approximately EUR 408 million.

     Provisions of approximately EUR 164 million and EUR 97 million at December 31, 2000 and 1999, respectively, for remaining lease liabilities on closed stores are included in Accrued liabilities, less the current portion. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

NOTE 17  SEGMENT INFORMATION

     Delhaize Group is engaged in one transnational line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics. The operation of food supermarkets represents more than 94% of Delhaize Group's consolidated revenue and is its only reportable segment in 2000, 1999 and 1998.

                                 DELHAIZE GROUP

     Information regarding Delhaize Group's geographic locations is as follows:

                                           UNITED
                                           STATES      BELGIUM      OTHER       TOTAL
                                         ----------   ---------   ---------   ----------
                                         (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
YEAR ENDED DECEMBER 31, 2000:
Sales..................................  14,069,532   2,983,534   1,115,100   18,168,166
Assets in use for operational
  activities *.........................   6,712,149     398,345     373,262    7,483,756
Income before minority interests.......     180,081      41,832      34,269      256,182
Net income.............................      88,517      41,832      30,338      160,687
YEAR ENDED DECEMBER 31, 1999:
Sales..................................  10,505,737   2,802,203   1,002,189   14,310,129
Assets in use for operational
  activities *.........................   2,434,799     371,861     392,022    3,198,682
Income before minority interests.......     285,174      32,165       3,837      321,176
Net income.............................     135,030      32,295       2,561      169,886
YEAR ENDED DECEMBER 31, 1998:
Sales..................................   9,456,138   2,686,019     770,253   12,912,410
Assets in use for operational
  activities *.........................   1,862,380     334,254     316,509    2,513,143
Income before minority interests.......     254,693      31,927       6,212      292,832
Net income.............................     113,732      32,031       3,191      148,954

---------------

 * Assets in use for operational activities represent all geographic assets less debt issuance costs.

NOTE 18  COMMITMENTS AND CONTINGENCIES

     In December 2000, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk of intercompany loans denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group's subsidiary USD 50.0 million, or approximately EUR 53.7 million, on December 14, 2000 in exchange for the same amount delivered to the bank on March 14, 2001. The terms also required Delhaize Group's subsidiary to pay the bank BEF 2,304 million, or approximately EUR 57.1 million, on December 14, 2000 in exchange for BEF 2,295 million, or approximately EUR 56.9 million, delivered from the bank on March 14, 2001. The fair value of this swap is approximately EUR 4.0 million at December 31, 2000, which is offset by an unrealized loss on Delhaize Group's USD loan.

     During 2000, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group's subsidiary Czech Crown 2.2 billion, or approximately EUR 62.1 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 6.70% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group's subsidiary to pay the bank EUR 62.1 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.94% on the expiration dates. The fair value of these swaps of approximately EUR 0.4 million at December 31, 2000, was offset by a net unrealized gain on Delhaize Group's Czech Crown loan.

     In October 1999, a subsidiary of Delhaize Group entered into an interest rate swap with a commercial bank to hedge its floating interest rate exposure on a medium-term borrowing. The notional amount of the interest rate swap is Czech crown 280 million, or approximately EUR 7.9 million. The interest rate swap allows Delhaize Group to exchange the net difference between a floating interest rate (12 month PRIBOR) and a fixed interest rate (7.885%) over the term of the swap, which matures on October 11,

                                 DELHAIZE GROUP

2004. The fair value of the interest rate swap at December 31, 2000 of EUR 0.3 million represents the estimated payment that would terminate the interest rate swap at December 31, 2000.

     In October 1999, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk on a loan denominated in a currency (Czech Crown) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group's subsidiary Czech crown 300 million, or approximately EUR 8.2 million, on the trade date in exchange for the same amount delivered to the bank with interest accrued at 6.875% on October 30, 2000. The terms also required Delhaize Group's subsidiary to pay the bank BEF 330 million, or approximately EUR 8.2 million, on the trade date in exchange for the same amount delivered from the bank with interest accrued at 4.435% on October 30, 2000. The fair value of this swap was approximately EUR 0.2 million at December 31, 1999, which was offset by an unrealized gain on Delhaize Group's Czech Crown loan.

     In October 2000, Delhaize Group entered into an agreement to acquire Trofo, a Greek food retailer, for the price of EUR 66.9 million. The acquisition will be accounted for under the purchase method of accounting. This transaction had not been finalized at December 31, 2000.

     Delhaize Group has an agreement with one of its venture partners, which owns 40% of one of Delhaize Group's consolidated subsidiaries, to purchase a minimum amount of its general store inventory on an annual basis for this subsidiary, until February 2005. Inventory purchases from this venture partner were approximately EUR 153 million, EUR 134 million and EUR 106 million, for the years ended December 31, 2000, 1999 and 1998, respectively. Such agreement is in the ordinary course of business at negotiated prices comparable to those of transactions with other suppliers.

     Delhaize Group has guaranteed portions of its liabilities for taxes, salaries and social security by mortgages or security charges granted or irrevocably promised on Delhaize Group's assets. At December 31, 2000 and 1999, amounts guaranteed totaled EUR 6.1 million and EUR 6.6 million, respectively.

     Delhaize Group has been involved in a number of disputes and legal cases arising in the normal course of business. Although the final outcome of these proceedings cannot be predicted with certainty, management believes that obligations that could result from them will not have a significant effect on the financial statements of Delhaize Group.

                                 DELHAIZE GROUP

NOTE 19 LIST OF CONSOLIDATED AND ASSOCIATED COMPANIES AT DECEMBER 31, 2000 AND 1999

A. FULLY CONSOLIDATED

                                                              SHARE HELD (IN %)       SHARE HELD (IN %)      OWNERSHIP INTEREST
                                                            ---------------------   ---------------------          (IN %)
                                                            DIRECTLY   INDIRECTLY   DIRECTLY   INDIRECTLY   ---------------------
NAME OF COMPANY                              COUNTRY          2000        2000        1999        1999        2000        1999
---------------                              -------        --------   ----------   --------   ----------   --------   ----------
Aidi Center S.P.R.L.                   Belgium............      --       100.0          --       100.0       100.0       100.0
Albatros S.A.                          Belgium............      --       100.0          --          --       100.0          --
Alfa-Beta Vassilopoulos S.A.           Greece.............      --        50.6          --        50.6        50.6        50.6
Aniserco S.A.                          Belgium............    72.2        27.8        62.5        32.5       100.0        95.0
Athenian Real Estate Development,
  Inc.                                 United States......      --       100.0          --          --        45.1          --
Atlas A.S.                             Czech Republic.....      --       100.0          --       100.0       100.0       100.0
Bel-Thai Supermarkets                  Thailand...........      --       100.0          --        49.0        72.0(1)     49.0
Birdshop S.P.R.L.                      Belgium............      --       100.0          --          --       100.0          --
Boney Wilson & Sons, Inc.              United States......      --       100.0          --          --        45.1          --
Boxer S.P.R.L.                         Belgium............      --       100.0          --          --       100.0          --
Delanthuis N.V.                        Belgium............    86.0        14.0        56.0        14.0       100.0        70.0
Delhaize America, Inc.                 United States......    26.9        18.2        29.5        21.3        45.1        50.8(2)
Delhaize The Lion America, Inc.        United States......   100.0          --       100.0          --       100.0       100.0
Delhaize The Lion Asia, Ltd.           Hong Kong..........   100.0          --       100.0          --       100.0       100.0
Delhaize The Lion Coordination Center
  S.A.                                 Belgium............   100.0          --       100.0          --       100.0       100.0
Delhaize "The Lion" Nederland B.V.     Netherlands........      --       100.0          --       100.0       100.0       100.0
Delhaize The Lion Pacific              Thailand...........   100.0          --       100.0          --       100.0       100.0
Delhome S.A.                           Belgium............    80.0        20.0        56.0        20.0       100.0        76.0
Delimmo S.A.                           Belgium............   100.0          --       100.0          --       100.0       100.0
Delnemo A.S.                           Czech Republic.....      --       100.0          --       100.0       100.0       100.0
Delrest, Inc.                          United States......      --       100.0          --       100.0       100.0       100.0
Delshop S.A.                           Belgium............   100.0          --       100.0          --       100.0       100.0
Delvita A.S.                           Czech Republic.....      --       100.0          --       100.0       100.0       100.0
Delvita S.R.O.                         Slovakia...........      --       100.0          --       100.0       100.0       100.0
Essex Realty Corp.                     United States......      --       100.0          --          --        45.1          --
Food Lion, LLC                         United States......      --       100.0          --       100.0        45.1        50.8
Frippiat S.A.                          Belgium............      --       100.0          --       100.0       100.0       100.0
Gillo S.P.R.L.                         Belgium............      --       100.0          --          --       100.0          --
Hannabro, Co.                          United States......      --       100.0          --          --        45.1          --
Hannaford Bros., Co.                   United States......      --       100.0          --          --        45.1          --
Hannaford Licensing Corp.              United States......      --       100.0          --          --        45.1          --
Hannaford Procurement Corp.            United States......      --       100.0          --          --        45.1          --
Hannaford Trucking Company             United States......      --       100.0          --          --        45.1          --
Hancot, Inc.                           United States......      --       100.0          --          --        45.1          --
Jan Van Gent S.P.R.L.                  Belgium............      --       100.0          --          --       100.0          --
Kash n' Karry Food Stores, Inc.        United States......      --       100.0          --       100.0        45.1        50.8
Martin's Food of South Burlington,
  Inc.                                 United States......      --       100.0          --          --        45.1          --
Mega Doi                               Romania............      --        86.0          --          --        51.0          --
Mega Dolphin                           Romania............      --        59.3          --          --        51.0          --
Mega Image                             Romania............      --        51.0          --          --        51.0          --
Plain Street Properties, Inc.          United States......      --       100.0          --          --        45.1          --
Points Plus Punten S.A.                Belgium............   100.0          --       100.0          --       100.0       100.0
Progressive Distributors, Inc.         United States......      --       100.0          --          --        45.1          --
P.T. Lion Super Indo                   Indonesia..........      --        51.0          --        51.0        51.0        51.0
Redelcover S.A.                        Luxembourg.........      --       100.0          --       100.0       100.0       100.0
Serdelco S.A.                          France.............      --       100.0          --       100.0       100.0       100.0
Shop 'N Save -- Mass., Inc.            United States......      --       100.0          --          --        45.1          --
Super Discount Markets, Inc.           United States......      --        60.0          --        60.0        60.0        60.0
Super Dolphin                          Romania............      --        51.0          --          --        51.0          --
Vadis S.P.R.L.                         Belgium............      --       100.0          --       100.0       100.0       100.0
Wambacq & Peeters S.A.                 Belgium............    55.0          --        55.0          --        55.0        55.0
Wintrucks S.A.                         Belgium............    20.0        80.0        20.0        80.0        64.0        64.0

B. PROPORTIONALLY CONSOLIDATED
Communaute Boulonnaise de
  Distribution S.A.                    France.............      --          --          --        49.9          --        50.0
Delstoc S.A.S.                         France.............      --          --          --        50.0          --        50.0
Dhalenne Berguette S.C.I.              France.............      --          --          --        49.0          --        49.0
Du Moulin S.C.I.                       France.............      --          --          --        50.0          --        50.0

                                 DELHAIZE GROUP

                                                              SHARE HELD (IN %)       SHARE HELD (IN %)      OWNERSHIP INTEREST
                                                            ---------------------   ---------------------          (IN %)
                                                            DIRECTLY   INDIRECTLY   DIRECTLY   INDIRECTLY   ---------------------
NAME OF COMPANY                              COUNTRY          2000        2000        1999        1999        2000        1999
---------------                              -------        --------   ----------   --------   ----------   --------   ----------
Maes S.C.I.                            France.............      --          --          --        50.0          --        50.0
Raillendis S.A.                        France.............      --          --          --        50.0          --        50.0
Shop N Save                            Singapore..........      --        49.0          --        49.0        49.0        49.0
Societe d'exploitation Des
  Supermarches P.G. S.A.               France.............      --          --          --        50.0          --        50.0
Vieille Colme S.C.I.                   France.............      --          --          --        50.0          --        50.0

C. ASSOCIATED COMPANIES
Accounted under the equity method of
  accounting Debarry Center            United States......      --        50.0          --        50.0        50.0        50.0
Accounted under the cost method of
  accounting
  HomeRuns.com                         United States......      --         8.0          --          --         3.6          --
  Special Event S.A.                   Belgium............    30.0          --        30.0          --        30.0        30.0

---------------
(1) In 1999, Delhaize Group owned 49% of Bel-Thai Supermarkets. However, Delhaize Group obtained legal control of proxies representing all of the voting rights of Bel-Thai Supermarkets it did not previously control (i.e., the remaining 51%) in January 1999, thus permitting consolidation accounting under Belgian GAAP. In 2000, Delhaize America subsequently acquired the remaining 51% outstanding ownership interests in Bel-Thai Supermarkets. Accordingly, Delhaize Group's overall ownership is approximately 72% in 2000.

(2) Delhaize Group consolidated and controlled the operations of Delhaize America for all periods presented. At December 31, 2000, Delhaize Group owned 37.2% of Delhaize America's non-voting Class A common stock and 56.3% of Delhaize America's voting Class B common stock resulting in an effective ownership interest in Delhaize America of 45.1%. At December 31, 1999, Delhaize Group owned 46.4% of Delhaize America's non-voting Class A common stock and 55.5% of Delhaize America's voting Class B common stock resulting in an effective ownership interest in Delhaize America of 50.8%.

NOTE 20 RECONCILIATION OF BELGIAN GAAP TO US GAAP AND PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH US GAAP

     The consolidated financial statements have been prepared in accordance with Belgian GAAP, as described in Note 1 to the consolidated financial statements. Those principles differ in certain significant respects from US GAAP. These differences relate mainly to the items that are described below and are summarized in the following tables. Such differences affect both the determination of net income and shareholders' equity, as well as the classification and format of the consolidated financial statements.

  ITEMS AFFECTING NET INCOME AND SHAREHOLDERS' EQUITY

  A. GOODWILL -- STOCK REPURCHASE PROGRAM

          As described in Note 11 to the consolidated financial statements, Delhaize Group's subsidiary, Delhaize America, initiated a stock repurchase program in 1995 that resulted in an aggregate increase in Delhaize Group's ownership interest in Delhaize America. Under Belgian GAAP, for consolidated reporting purposes, Delhaize Group recognized Delhaize America's treasury transactions as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for under the purchase method of accounting at Delhaize Group level in accordance with the requirements of Accounting Interpretations No. 26 to Accounting Principles Board Opinion ("APBO") No. 16, Business Combinations ("APBO 16").

  B. GOODWILL -- PURCHASE ACCOUNTING

          As described in Note 2 to the consolidated financial statements, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of

                                 DELHAIZE GROUP

     Hannaford. Under Belgian GAAP, the notional value of stock options is not recognized. Under US GAAP, in accordance with the requirements of Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, in a purchase business combination, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree and accounted for under APBO 16. Accordingly, under US GAAP, the fair value of the new Delhaize America awards has been included as part of the purchase price of Hannaford. Accordingly, goodwill recorded in connection with the Hannaford acquisition will increase by approximately EUR 43 million.

 C. GOODWILL -- ASSET LIVES

          Management believes that goodwill acquired in conjunction with business combinations in countries with mature economies (including United States and France) has an indefinite life. Prior to 1999, management's policy, for Belgian GAAP purposes, was to amortize such goodwill over a twenty-year period in accordance with practices common in Belgium. As described in Note 1 to the consolidated financial statements, beginning in 1999, management changed its Belgian GAAP policy for such goodwill to now amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed forty years. This change in Belgian GAAP policy applies to both existing and new goodwill balances, although amounts previously amortized have not been restated. Under US GAAP, Delhaize Group's policy for goodwill acquired in conjunction with business combinations has always been and remains to be to amortize such goodwill over its estimated useful life, not to exceed forty years.

  D. IMPAIRMENT OF LONG-LIVED ASSETS

          Under Belgian GAAP, Delhaize Group reviews long-lived assets for impairment when an event has occurred that would indicate that a permanent diminution in value exists (e.g., store closing decision). If the net book value of a long-lived asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the asset's net book value to fair value in the period the change in the operational or economic circumstances of the asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the asset's fair value, the impairment reserve is reversed. Under US GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable; if these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition; if the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset shall be accounted for as its new cost. For a depreciable asset, the new cost shall be depreciated over the asset's remaining useful life. Restoration of previously recognized impairment losses is not recorded.

          In 1996, Delhaize America recorded a non-cash charge (before taxes) of approximately EUR 17.0 million as a result of implementation of SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of ("SFAS 121"). Of that charge, approximately EUR
     7.4 million (before taxes) related to certain operating stores and the remainder, approximately EUR 9.6 million, related to stores that were planned to be closed. Under Belgian GAAP, Delhaize Group only recorded the charge related to stores that were planned to be closed.

                                 DELHAIZE GROUP

          In 2000, Delhaize America recorded a non-cash SFAS 121 impairment charge (before taxes) of approximately EUR 29.3 million. Of that charge, approximately EUR 17.1 million (before taxes) related to certain operating stores. Under Belgian GAAP, Delhaize Group did not record this charge.

          The effect of the difference in accounting policies relating to restoration of previously recognized impairment losses on the results of operations and financial condition of Delhaize Group is immaterial for all periods presented.

  E. PENSIONS

          As described in Note 1 to the consolidated financial statements, Delhaize Group does not account for pension plan obligations for all member companies of Delhaize Group under the provisions of SFAS 87. Under US GAAP, all pension plan obligations are calculated in accordance with the provisions of SFAS 87.

  F. FOREIGN CURRENCY TRANSACTIONS

          Under Belgian GAAP, Delhaize Group has deferred, as an offset to shareholders' equity, foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses are recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, a change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes.

  G. REVALUATION OF LONG-LIVED ASSETS

          Under Belgian GAAP, assets of certain member companies of Delhaize Group have been revalued according to the applicable laws of each country. The resulting unrealized gains were added to the revaluation reserves, which are classified in Shareholders' equity. The revaluation amounts are depreciated over the lives of the related assets. Upon disposition of the revalued assets, the relevant part of the revaluation reserve is considered realized and included in the determination of net income. Under US GAAP, such revaluations are not permitted.

  H. INCOME TAXES

          As described in Note 1 to the consolidated financial statements, Delhaize Group does not account for deferred income tax assets and liabilities for all member companies of Delhaize Group under the provisions of SFAS 109. Under US GAAP, income taxes are accounted for under the provisions of SFAS 109 for all subsidiaries of Delhaize Group.

  I. LEASE ACCOUNTING

          Under Belgian GAAP, a capital lease is defined as one that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Under US GAAP, SFAS No. 13, Accounting for Leases, defines criteria for companies to evaluate whether, at inception of the lease contract, a lease should be accounted for as a capital lease or an operating lease. Accordingly, Delhaize Group has certain leases that are classified as operating leases under Belgian GAAP that would be classified as capital leases under US GAAP.

                                 DELHAIZE GROUP

  J. NET US GAAP ADJUSTMENTS FOR EQUITY METHOD OF ACCOUNTING INVESTEES

          Under Belgian GAAP, companies over which joint control is exercised should be consolidated proportionately (See Note 19 to the consolidated financial statements). Also, companies over which legal majority ownership control is exercised should be consolidated even though the minority interest holders may have participating rights that restrict the companies' ability to control the entity. Under US GAAP, Delhaize Group accounts for these investments under the equity method.

          These differences in accounting policy have no effect on the net income or shareholders' equity of Delhaize Group; however, the results of operations and financial position of these investees must be recast into US GAAP prior to Delhaize Group's recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under US GAAP relate primarily to accounting for foreign currency transactions, income taxes and pensions. The differences in accounting policy would also affect sales, operating income and total assets and liabilities as reported under Belgian GAAP.

          Delhaize Group has a 30% investment in Special Event, S.A. ("Special Event"). Under Belgian GAAP and Delhaize Group policy, companies whose results are not significant to Delhaize Group and whose activity is fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Under US GAAP, as Delhaize Group owns 30% of the voting capital of Special Event and has appointed two of the five members of the Board of Directors, the presumption is that Delhaize Group has the ability to exercise significant influence over the operating and financial policies of Special Event. As such, Delhaize Group should account for Special Event under the equity method of accounting for US GAAP. However, the effect of accounting for Special Event under the equity method of accounting from the cost method of accounting would not materially effect Delhaize Group's investment or reported results of operations during any period presented.

  K. STOCK BASED COMPENSATION

          Under Belgian GAAP, compensation expense related to stock options is not recorded. Under US GAAP, Delhaize Group has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APBO 25"), for grants of shares, stock options, and other equity instruments. This resulted in the recording of compensation expense relating to Delhaize America's restricted stock plan in 2000. The compensation expense in 1999 and 1998 was de minimis. There was also compensation expense recorded relating to Delhaize Group's stock option plan.

  L. DIVIDENDS ON ORDINARY SHARES

          Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved at the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved.

  M. DIRECTORS REMUNERATION

          The directors of Delhaize Group receive an annual remuneration based on Delhaize Group's financial performance in accordance with provisions of Delhaize Group's articles of association. Under Belgian GAAP, this remuneration is considered a distribution of profits, similar to a dividend to shareholders, and is recorded as a charge to Retained earnings, when proposed by the Board of Directors. Under US GAAP, such remuneration is considered compensation expense.

                                 DELHAIZE GROUP

  N. HIGHLY INFLATIONARY ECONOMIES

          Under Belgian GAAP and Delhaize Group accounting policy, there are no specific accounting consequences for financial statements of a foreign entity in a highly inflationary economy. Under US GAAP, the financial statements of a foreign entity in a highly inflationary economy are remeasured as if the functional currency was the reporting currency. These translation adjustments are included in the determination of net income.

 O. DISPOSAL OF INVESTMENT

          In September 2000, Delhaize Group sold its 50% investment in P.G. of France and realized a gain on the sale of the net assets of EUR 32.4 million on a Belgian GAAP basis. The sale of the investment on a US GAAP basis resulted in a reduction of the gain realized by EUR 1.7 million, principally due to different bases of acquisition goodwill.

 P. OTHER ITEMS

     INTEREST COSTS

          Under Belgian GAAP, certain subsidiaries of Delhaize Group have expensed interest cost incurred as a part of the historical cost of constructing certain assets. Under US GAAP, interest cost incurred as a part of the historical cost of constructing certain assets is capitalized.

     DEVELOPMENT OF INTERNALLY DEVELOPED SOFTWARE

          Under Belgian GAAP, certain subsidiaries of Delhaize Group have expensed costs in the development of internally developed software. Under US GAAP, certain of these costs are required to be capitalized.

 Q. TAX EFFECTS ON US GAAP ADJUSTMENTS

    TAX EFFECTS OF US GAAP ADJUSTMENTS -- NET INCOME RECONCILIATION

          The US GAAP adjustments denoted by footnotes (a), (b), (c), (h), (j),
     (m) and (o) do not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate weighted average statutory tax rate on these US GAAP adjustments is 35% for the year ended December 31, 2000, 40% for the year ended December 31, 1999 and 41% for the year ended December 31, 1998.

                                 DELHAIZE GROUP

     TAX EFFECTS OF US GAAP ADJUSTMENTS -- SHAREHOLDERS' EQUITY RECONCILIATION

          The US GAAP adjustments denoted by footnotes (a), (b), (c), (h), (j),
     (l), (m) and (o) do not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
                                                              (ALL AMOUNTS ARE EXPRESSED IN
                                                                THOUSANDS OF EUR, EXCEPT
                                                                      PERCENTAGES)
Total amount of US GAAP adjustments denoted by footnotes
  (d), (e), (g), (i), (n) and (p)...........................     (43,906)        (40,292)
Approximate weighted average statutory tax rate relating to
  the above adjustments.....................................          39%             39%
Resulting tax effect........................................      17,139          15,690
Cumulative tax effect at statutory rates of US GAAP
  adjustments denoted by footnotes (f) and (k) that were
  recorded directly to shareholders' equity for Belgian GAAP purposes and recorded to the statement of income for US
  GAAP purposes.............................................       4,569           2,240
                                                                 -------         -------
Total tax effect of US GAAP adjustments on shareholders'
  equity....................................................      21,708          17,930
                                                                 =======         =======

                                 DELHAIZE GROUP

RECONCILIATION TO US GAAP

     Approximate reconciliation to US GAAP of net income and shareholders' equity would be as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2000      1999      1998
                                                          -------   -------   -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                               THOUSANDS OF EUR)
NET INCOME IN ACCORDANCE WITH BELGIAN GAAP..............  160,687   169,886   148,954
ITEMS HAVING THE EFFECT OF INCREASING (DECREASING)
  REPORTED NET INCOME:
a.  Goodwill -- Stock repurchase program................   (1,995)   (1,995)     (821)
b.  Goodwill -- Purchase accounting.....................      219        --        --
c.  Goodwill -- Assets lives............................     (294)     (362)    3,433
d.  Impairment of long-lived assets.....................   (7,047)      170       731
e.  Pensions............................................   (2,293)   (1,307)   (1,432)
f.  Foreign currency transactions.......................   (5,079)   (5,575)       --
g.  Revaluation of long-lived assets....................    1,154       637       581
h.  Income taxes........................................      452       345       669
i.  Lease accounting....................................    5,002     3,761     3,489
j.  Net US GAAP adjustments for equity method of
    accounting investees................................      305        13       120
k.  Stock based compensation............................   (1,517)       --        --
m. Directors remuneration...............................     (949)     (926)     (906)
n.  Highly inflationary economies.......................      513        --        --
o.  Disposal of investments.............................   (1,739)       --        --
p.  Other items.........................................        9       467       457
                                                          -------   -------   -------
Total US GAAP adjustments before tax effects............  (13,259)   (4,772)    6,321
q.  Tax effects of US GAAP adjustments..................    3,247       740    (1,568)
                                                          -------   -------   -------
          NET INCOME IN ACCORDANCE WITH US GAAP.........  150,675   165,854   153,707
                                                          =======   =======   =======

                                 DELHAIZE GROUP

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                                (ALL AMOUNTS ARE
                                                                  EXPRESSED IN
                                                                THOUSANDS OF EUR)
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH BELGIAN GAAP........  1,364,691   1,085,565
ITEMS HAVING THE EFFECT OF INCREASING (DECREASING) REPORTED
SHAREHOLDERS' EQUITY:
a.  Goodwill -- Stock repurchase program....................     73,852      75,847
b.  Goodwill -- Purchase accounting.........................     19,128          --
c.  Goodwill -- Assets lives................................     13,713      14,276
d.  Impairment of long-lived assets.........................     (8,132)     (1,724)
e.  Pensions................................................    (19,906)    (17,642)
g.  Revaluation of long-lived assets........................    (17,680)    (16,488)
h.  Income taxes............................................    (22,040)    (22,660)
i.  Lease accounting........................................     (2,050)     (7,052)
j.  Net US GAAP adjustments for equity method of accounting
   investees................................................       (246)       (477)
l.  Dividends on ordinary shares............................    125,038      64,501
n.  Highly inflationary economies...........................      1,267          --
o.  Disposal of investment..................................     (1,739)         --
p.  Other items.............................................      2,595       2,614
                                                              ---------   ---------
Total US GAAP adjustments before tax effects................    163,800      91,195
q.  Tax effects of US GAAP adjustments......................     21,708      17,930
                                                              ---------   ---------
          SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP...  1,550,199   1,194,690
                                                              =========   =========

EARNINGS PER SHARE

     In accordance with SFAS No. 128, Earnings per Share, basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is a pro forma presentation that reflects the dilution of basic earnings per share that would have occurred if all contingent issuances of ordinary shares that would individually reduce earnings per share had taken place at the beginning of the period (or the date issued, if later).

     The computation of diluted earnings per ordinary share includes securities issued by Delhaize America that enable the holders of those securities to obtain Delhaize America common stock. Those per-share earnings of Delhaize America have been included in Delhaize Group's diluted earnings per ordinary share computation.

                                 DELHAIZE GROUP

     The computation of basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 prepared in accordance with US GAAP is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ----------------------------
                                                           2000      1999       1998
                                                          -------   -------    -------
                                                                (ALL AMOUNTS ARE
                                                                  EXPRESSED IN
                                                            THOUSANDS OF EUR, EXCEPT
                                                                PER SHARE DATA)
Net income in accordance with US GAAP available to
  ordinary shareholders.................................  150,675   165,854    153,707
Dilutive effect on earnings of ownership in subsidiary
  shares................................................   (1,228)       --         --
                                                          -------   -------    -------
Net income for diluted earnings per ordinary share......  149,447   165,854    153,707
                                                          =======   =======    =======
Weighted average number of ordinary shares
  outstanding...........................................   52,023    51,983     51,824
Dilutive effect of employee stock options...............       46       102        119
                                                          -------   -------    -------
Weighted average number of diluted ordinary shares
  outstanding...........................................   52,069    52,085     51,943
                                                          =======   =======    =======
  Basic earnings per ordinary share.....................     2.90      3.19       2.97
  Diluted earnings per ordinary share...................     2.87      3.18       2.96

STATEMENTS OF COMPREHENSIVE INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2000      1999      1998
                                                          -------   -------   -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                               THOUSANDS OF EUR)
Net income in accordance with US GAAP...................  150,675   165,854   153,707
Other comprehensive income, net of tax:
  Changes in unrealized foreign exchange gains and
     losses.............................................   50,118   119,693   (42,860)
  Additional pension liability, net.....................     (128)     (117)     (162)
                                                          -------   -------   -------
Other comprehensive income..............................   49,990   119,576   (43,022)
                                                          -------   -------   -------
Comprehensive income in accordance with US GAAP.........  200,665   285,430   110,685
                                                          =======   =======   =======
Accumulated other comprehensive income, end of year:
  Unrealized foreign exchange gains and losses..........  138,879    88,761   (30,932)
  Pension liability, net................................  (28,310)  (28,182)  (28,065)
                                                          -------   -------   -------
Accumulated other comprehensive income, end of year.....  110,569    60,579   (58,997)
                                                          =======   =======   =======

     The following presents Delhaize Group's condensed consolidated statements of income and condensed consolidated balance sheets prepared in accordance with US GAAP considering all the items discussed previously in this note and certain other reclassifications that do not affect net income or shareholders' equity, including transactions considered exceptional or non-operating under Belgian GAAP that are classified as operating under US GAAP.

                                 DELHAIZE GROUP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                               2000         1999         1998
                                                            ----------   ----------   ----------
                                                                      (ALL AMOUNTS ARE
                                                                        EXPRESSED IN
                                                                     THOUSANDS OF EUR)
Sales and other revenues..................................  17,946,676   14,086,428   12,752,488
Cost of sales.............................................  13,764,324   10,859,830    9,869,189
                                                            ----------   ----------   ----------
Gross profit..............................................   4,182,352    3,226,598    2,883,299
Selling, general, and administrative expenses.............   3,568,742    2,605,771    2,329,312
Other income (expense), net...............................      35,713        2,639        2,589
                                                            ----------   ----------   ----------
Operating income..........................................     649,323      623,466      556,576
Interest expense, net.....................................     272,771      123,412      100,230
Income from companies accounted for under the equity
  method..................................................       3,130        3,346        2,740
                                                            ----------   ----------   ----------
Income before income taxes and minority interests.........     379,682      503,400      459,086
Income taxes..............................................     138,529      186,854      161,659
                                                            ----------   ----------   ----------
Income after taxes and before minority interests..........     241,153      316,546      297,427
Minority interests........................................      90,478      150,692      143,720
                                                            ----------   ----------   ----------
Net income................................................     150,675      165,854      153,707
                                                            ==========   ==========   ==========

     Cost of sales includes shipping and handling costs, bottling costs, advertising costs and promotional allowances. "Cost of sales" under US GAAP differs from "cost of goods sold" under Belgian GAAP, as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------
                                                         2000            1999            1998
                                                     ------------    ------------    ------------
                                                      (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF
                                                                         EUR)
Shipping and handling costs(a).....................     378,866         290,505         268,941
Bottling costs(a)..................................      22,178          22,243          22,194
Equity method investees -- see Note 20(i)..........    (198,465)       (189,992)       (135,377)
Other income, net(b)...............................    (134,248)        (69,722)        (65,781)
                                                       --------        --------        --------
Total..............................................      68,331          53,034          89,977
                                                       ========        ========        ========

---------------

(a) Included as "selling, administrative and other operating expenses," "salaries, social security, and pensions" or "depreciation and amortization," depending on the nature of the cost, in the Belgian GAAP statement of income.

(b) Other income, net, primarily consists of income from in-store promotions and co-operative advertising (presented as "other operating income" in the Belgian GAAP statement of income), offset by advertising costs (presented as "selling, administrative and other operating expenses" in the Belgian GAAP statement of income).

     Selling, general, and administrative expenses include all costs incurred to deliver products from stores to the customers.

     "Other income (expense), net" primarily includes gains and losses on disposals of fixed assets.

     Income from companies accounted for under the equity method primarily represents income from those investees of Delhaize Group that are proportionately consolidated under Belgian GAAP (See Note 19 to the consolidated financial statements). Under US GAAP, these investments would be

                                 DELHAIZE GROUP
accounted for using the equity method of accounting. The following footnote summarizes the investments proportionately consolidated under Belgian GAAP (amounts presented in accordance with Belgian GAAP):

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
                                                               (ALL AMOUNTS EXPRESSED IN
                                                                   THOUSANDS OF EUR)
Current assets..............................................      8,766         32,438
Current liabilities.........................................     17,777         42,917
Non-current assets..........................................     21,858         42,400
Non-current liabilities.....................................         --          6,120

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      2000            1999            1998
                                                  -------------   -------------   -------------
                                                   (ALL AMOUNTS EXPRESSED IN THOUSANDS OF EUR)
Net sales.......................................     190,255         206,738         153,581
Gross profit....................................       2,880           4,563           3,014
Net income......................................       1,513           2,550           1,963
Cash flows from operating activities............       8,769           6,721           4,938
Cash flows from investing activities............      (6,226)            258            (915)
Cash flows from financing activities............      (5,253)         (6,902)         (4,954)

     Exceptional items under Belgian GAAP, as disclosed in Note 1 to the consolidated financial statements, do not qualify as extraordinary items under US GAAP. These amounts, under US GAAP, for 2000, 1999 and 1998, have been classified in operating income as "other income/expense, net" and "selling, general and administrative expenses," depending on the nature of the cost.

                                 DELHAIZE GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------    ---------
                                                                 (ALL AMOUNTS ARE
                                                                   EXPRESSED IN
                                                                 THOUSANDS OF EUR)
                                       ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................     259,688      352,858
Receivables.................................................     617,878      426,948
Inventories.................................................   1,842,738    1,611,956
Prepaid expenses............................................      89,566       60,420
Deferred tax assets.........................................          --        1,227
                                                              ----------    ---------
          Total current assets..............................   2,809,870    2,453,409
Property, at cost, less accumulated depreciation............   3,756,536    2,713,094
Intangible assets, at cost, less accumulated amortization...   3,800,169      523,304
Investment in companies accounted for under the equity
  method....................................................      10,922       30,896
Deferred tax assets.........................................       4,713        4,234
Other assets................................................      50,978        9,637
                                                              ----------    ---------
          TOTAL ASSETS......................................  10,433,188    5,734,574
                                                              ==========    =========

              LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities.........................................   5,539,045    2,307,036
Long-term borrowings........................................     688,702      620,831
Capital lease obligations...................................     667,552      499,751
Deferred tax liabilities....................................     203,251       42,996
Other long-term liabilities.................................     258,616      167,070
                                                              ----------    ---------
          Total liabilities.................................   7,357,166    3,637,684
Minority interests..........................................   1,525,823      902,200
Shareholders' equity........................................   1,550,199    1,194,690
                                                              ----------    ---------
          TOTAL LIABILITIES, MINORITY INTERESTS AND
            SHAREHOLDERS' EQUITY............................  10,433,188    5,734,574
                                                              ==========    =========

PRESENTATION OF ADDITIONAL FINANCIAL INFORMATION IN ACCORDANCE WITH US GAAP

STORE CLOSINGS

     Delhaize Group's Belgian GAAP accounting policy related to store closings is described in Note 1, Store Closing Costs, to the consolidated financial statements. Delhaize Group's Belgian GAAP store closing costs recognition and measurement criteria do not differ from its US GAAP accounting policy.

     Under Belgian GAAP, store closing costs related to store closings in the normal course of business (i.e., on a store-by-store basis) are charged to operating income as "selling, administrative and other operating expenses" and store closing costs related to store closings outside of the normal course of business (e.g., a specific market area, Delhaize Group store banner) are charged to "exceptional expenses." Under US GAAP, store closing costs, regardless of their nature, are charged to operating income.

     Delhaize Group's store closings in 2000, 1999 and 1998 primarily relate to Delhaize America store closings.

                                 DELHAIZE GROUP

     The following table is presented to show the number of Delhaize America stores closed and planned to be closed at December 31, 2000, 1999 and 1998 that compose Delhaize America's closed store liabilities at these dates. Additionally, the number of stores committed for closure, the number of stores closed, the number of closed stores acquired and the number of stores sold or for which the lease was terminated in 2000, 1999 and 1998:

                                                                       PLANNED
                                                              CLOSED   CLOSINGS   TOTAL
                                                              ------   --------   -----
Balance, January 1, 1998....................................   179        24       203
Stores added................................................    --        33        33
Stores acquired.............................................     6        --         6
Planned closings completed..................................    28       (28)       --
Stores sold/lease terminated................................   (82)       --       (82)
Stores not closed (Kash n' Karry)...........................    --        (3)       (3)
                                                               ---       ---       ---
Balance, December 31, 1998..................................   131        26       157
Stores added................................................    --        16        16
Stores acquired.............................................    14        --        14
Planned closings completed..................................    35       (35)       --
Stores sold/lease terminated................................   (24)       --       (24)
                                                               ---       ---       ---
Balance, December 31, 1999..................................   156         7       163
Stores added................................................    --        36        36
Stores acquired.............................................    25         1        26
Planned closings completed..................................    30       (30)       --
Stores sold/lease terminated................................   (24)       --       (24)
                                                               ---       ---       ---
Balance, December 31, 2000..................................   187        14       201
                                                               ===       ===       ===

                                 DELHAIZE GROUP

     The following table reflects Delhaize America's closed store liabilities at December 31, 2000, 1999 and 1998 and activity during 2000, 1999 and 1998 including additions to closed store liabilities charged to operations, additions for closed stores acquired in purchase transactions, adjustments to liabilities based on changes in facts and circumstances and payments made.

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
                                                              (ALL AMOUNTS ARE EXPRESSED
                                                                  IN MILLIONS OF EUR)
Beginning of year balance, January 1,.......................   106.3      96.9     119.4
Additions charged to earnings:
  Store closings -- lease obligations.......................    36.3      12.9      11.0
  Store closings -- other exit costs........................     5.0       1.6       2.5
  Adjustments to prior year estimates -- lease
     obligations............................................     0.9      (0.9)      1.0
  Adjustments to prior year estimates -- other exit costs...     4.2        --      (0.9)
  Reserves reversed to income...............................      --      (1.7)     (0.7)
                                                               -----     -----     -----
Total charge to earnings, net...............................    46.4      11.9      12.9
Reductions:
  Lease payments made.......................................   (11.9)     (7.7)     (6.5)
  Lease terminations........................................    (3.7)     (9.9)    (14.0)
  Payments for other exit costs.............................    (6.5)     (3.6)     (4.3)
                                                               -----     -----     -----
     Total reductions.......................................   (22.1)    (21.2)    (24.8)
Closed store liabilities associated with purchase
  transactions:
  Lease obligations.........................................    43.2       2.3       2.5
  Other exit costs..........................................    21.6       0.8       0.5
  Adjustments to goodwill...................................    (4.0)       --      (6.5)
                                                               -----     -----     -----
     Total acquired liabilities.............................    60.8       3.1      (3.5)
Translation adjustments.....................................     7.6      15.6      (7.1)
                                                               -----     -----     -----
Ending balance, December 31,................................   199.0     106.3      96.9
                                                               =====     =====     =====

     The balance at December 31, 2000 of EUR 199.0 million consisted of lease obligations and other exit costs of EUR 163.6 million and EUR 35.4 million, respectively. The balance at December 31, 1999 of EUR 106.3 million consisted of lease obligations and other exit costs of EUR 96.5 million and EUR 9.8 million, respectively. The balance at December 31, 1998 of EUR 96.9 million consisted of lease obligations and other exit costs of EUR 87.4 million and EUR 9.5 million, respectively. The opening balance at January 1, 1998 of EUR 119.4 million consisted of lease obligations and other exit costs of EUR 107.0 million and EUR
12.4 million, respectively.

     Delhaize America provided for closed store liabilities in each of the years presented in the above table relating to the estimated post-closing lease obligations and related other exit costs (which include estimated real estate taxes, common area maintenance and other costs contractually required to be paid in connection with the lease obligations) associated with the store closing commitments. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants, changes in actual store closing dates that differ from planned store closing dates and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

     Delhaize America uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

                                 DELHAIZE GROUP

     During fiscal 2000, Delhaize America recorded additions to closed store liabilities of EUR 64.8 million related to 26 store properties acquired, or for which the lease was assumed, in the Hannaford acquisition. All but one of the 26 stores included in the reserve had been closed prior to the acquisition date. The remaining activities associated with exiting these stores are to maintain the store under the leasehold requirements, to dispose of any owned property and equipment and to settle the remaining lease obligations. The acquired Hannaford liabilities for closed stores include EUR 43.2 million related to the present value of future unrecoverable lease liabilities with remaining non-cancelable terms ranging from 3 to 22 years. Other exit costs accrued are approximately EUR
21.6 million for activities that are directly related to the remaining lease obligations, that comprised EUR 11.2 million for real estate taxes, EUR 8.6 million for property maintenance and utilities and EUR 1.8 million for property insurance. Accrued other exit costs are paid over the remaining lease term. A non-cash reduction in the amount of approximately EUR 4.0 million was made prior to December 31, 2000, with a corresponding reduction in goodwill, principally related to a lease liability that was canceled.

     During 1999 and 1998, Delhaize America acquired and immediately closed 14 and 6 stores, respectively, in connection with acquisitions from major supermarket chains. The related lease obligations and other exit costs for these acquired closed stores were EUR 3.1 million and EUR 3.0 million for 1999 and 1998, respectively, and were recorded as an addition to goodwill recorded in the related purchase transaction.

     In conjunction with the Kash n' Karry acquisition in late fiscal 1996, Delhaize America identified 23 Kash n' Karry locations for closing based on either unacceptable performance or anticipated relocation of the store. Delhaize America closed 13 of these stores in 1998 and 4 additional stores in 1999. Based on improved operating performance in 1998, a decision was made to not close 3 of the 23 identified Kash n' Karry locations. The original estimated store closing costs of EUR 6.5 million related to these three stores were recognized as a reduction of goodwill in 1998. It has taken Delhaize America an unusually longer than anticipated time to execute its Kash n' Karry store closing plan due to real estate constraints in relocating the stores.

     The revenues and operating results for stores closed are not material to Delhaize Group's total revenues and operating results for any of the years presented above. Future cash obligations for closed store liabilities are tied principally to the remaining non-cancelable lease payments less sublease payments to be received. See Note 16 to the consolidated financial statements for a summary of the gross future cash flows for closed store lease obligations.

  PENSION BENEFIT PLANS

     Delhaize America has a non-contributory retirement plan covering all employees at its operating subsidiaries Food Lion and Kash n' Karry with one or more years of service. Employees' benefits under the plan become vested after five years of consecutive service. Forfeitures of the plan are used to off-set plan expenses. The plan provides benefits to participants upon death, retirement or termination of employment with Delhaize America. Contributions to the retirement plan are determined by Delhaize America's Board of Directors.

     One of Delhaize America's operating subsidiaries, Hannaford, maintains a non-contributory, defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees' length of service and earnings. Delhaize America's policy is to fund the plan based upon legal requirements and tax regulations. Plan assets consist of common stocks, cash and cash equivalents and fixed income investments. Hannaford also provides a defined contribution 401(k) plan to substantially all employees. The amount charged to expense for this plan in fiscal 2000 from the acquisition date through December 31, 2000 was approximately EUR 2.5 million.

                                 DELHAIZE GROUP

     Delhaize Belgium has a non-contributory, defined benefit pension plan covering approximately 10% of its employees. The plan provides benefits to participants upon death or retirement and funds the plan based upon legal requirements and tax regulations.

     Delhaize Group's disclosures for defined benefit plans inside and outside the United States, as required by SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, are as follows:

                                                             2000                       1999
                                              -----------------------------------    ----------
                                                             PLANS
                                                            OUTSIDE
                                               UNITED       OF THE
                                               STATES       UNITED
                                                PLANS       STATES        TOTAL       TOTAL(1)
                                              ---------    ---------    ---------    ----------
                                               (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
CHANGE IN BENEFIT OBLIGATION:
BENEFIT OBLIGATION AT BEGINNING OF YEAR.....        --       73,256       73,050        72,394
Benefit obligation at acquisition...........   102,613           --      102,613
Service cost................................     1,903        2,586        4,489         2,886
Interest cost...............................     3,160        4,378        7,538         3,508
Plans' participants' contributions..........        --        1,203        1,203         1,130
Actuarial (losses)/gains....................       (68)          --          (68)       (5,004)
Benefits paid...............................    (6,519)      (3,883)     (10,402)       (1,946)
Foreign currency translation................      (961)          76         (679)          288
                                               -------      -------      -------       -------
BENEFIT OBLIGATION AT END OF YEAR...........   100,128       77,616      177,744        73,256
                                               =======      =======      =======       =======
CHANGE IN PLANS' ASSETS:
FAIR VALUE OF PLANS' ASSETS AT BEGINNING OF
  YEAR......................................        --       44,117       44,117        39,340
Fair value of plans' assets at
  acquisition...............................   115,321           --      115,321
Actual return on plans' assets..............     1,587        2,260        3,847         1,640
Group contributions.........................       403        3,306        3,709         3,953
Plans' participants' contributions..........        --        1,203        1,203         1,130
Benefits paid...............................    (6,519)      (3,883)     (10,402)       (1,946)
Foreign currency translation................    (1,053)          --       (1,053)           --
                                               -------      -------      -------       -------
FAIR VALUE OF PLANS' ASSETS AT END OF
  YEAR......................................   109,739       47,003      156,742        44,117
                                               =======      =======      =======       =======
Funded status of the plans..................     9,611      (30,613)     (21,002)      (29,139)
Unrecognized actuarial loss.................     3,239        5,503        8,742         4,820
Unrecognized net transition obligation......        --        2,681        2,681         4,397
                                               -------      -------      -------       -------
NET AMOUNT RECOGNIZED.......................    12,850      (22,429)      (9,579)      (19,922)
                                               =======      =======      =======       =======

---------------

     (1) In 1999, Delhaize Group's defined benefit plans were all maintained outside of the United States.

                                 DELHAIZE GROUP

                                                             2000                       1999
                                              -----------------------------------    ----------
                                                             PLANS
                                                            OUTSIDE
                                               UNITED       OF THE
                                               STATES       UNITED
                                                PLANS       STATES        TOTAL       TOTAL(1)
                                              ---------    ---------    ---------    ----------
                                               (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
AMOUNTS RECOGNIZED IN THE CONDENSED
  CONSOLIDATED BALANCE SHEETS (PRESENTED
  ABOVE):
Prepaid benefit cost........................    12,850           --       12,850            --
Accrued benefit liabilities.................        --      (22,650)     (22,650)      (20,144)
Intangible Assets...........................        --           20           20            36
Shareholders' equity (representing
  accumulated other comprehensive income
  adjustments)..............................        --          201          201           186
                                               -------      -------      -------       -------
NET AMOUNT RECOGNIZED.......................    12,850      (22,429)      (9,579)      (19,922)
                                               =======      =======      =======       =======

     Actuarial assumptions have been determined by actuaries on a country-by-country basis and plan-by-plan. Weighted average actuarial assumptions have been determined as follows:

                                                                2000
                                                 ----------------------------------
                                                 UNITED STATES    PLANS OUTSIDE OF
                                                     PLANS        THE UNITED STATES    1999(1)
                                                 -------------    -----------------    -------
Discount rate..................................       7.5%              5.8%            5.8%
Rate of compensation increase..................       4.5%              4.0%            4.0%
Expected return on plan assets.................      10.5%              6.6%            6.6%

                                                        YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                           2000                     1999(1)
                                            ----------------------------------      --------
                                                          PLANS
                                                         OUTSIDE
                                            UNITED        OF THE
                                            STATES        UNITED
                                             PLANS        STATES        TOTAL        TOTAL
                                            -------      --------      -------      --------
                                            (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
COMPONENTS OF NET PERIODIC BENEFIT COSTS:
Service cost..............................   1,903         3,789        5,692         4,016
Plans' participants' contributions........      --        (1,203)      (1,203)       (1,130)
Expected interest cost....................   3,160         4,378        7,538         3,508
Expected return on plans' assets..........  (4,957)       (2,923)      (7,880)       (2,692)
Amortization of actuarial net loss........      --            --           --           124
Amortization of net transition
  obligation..............................      --         1,685        1,685         1,685
                                            ------        ------       ------        ------
NET PERIODIC BENEFIT COSTS................     106         5,726        5,832         5,511
                                            ======        ======       ======        ======

     The accumulated benefit obligations are in excess of plan assets for pension plans outside of the United States. Delhaize Group's aggregate accumulated benefit obligations outside of the United States were approximately EUR 56.0 million and EUR 52.8 million at December 31, 2000 and 1999, respectively.

---------------

     (1) In 1999, Delhaize Group's defined benefit plans were all maintained outside of the United States.

                                 DELHAIZE GROUP

INCOME TAXES

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         2000       1999       1998
                                                        -------    -------    -------
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                              THOUSANDS OF EUR)
Income before income taxes and minority interests:
  Belgian companies...................................   52,101     38,212     47,155
  Foreign companies...................................  327,581    465,188    411,931
                                                        -------    -------    -------
          Total income before income taxes and
            minority interests........................  379,682    503,400    459,086
                                                        =======    =======    =======
Income taxes consist of the following:
  Current:
     Belgian companies................................   11,533      8,135     12,260
     Foreign companies................................   91,647    147,392    101,450
                                                        -------    -------    -------
          Total current...............................  103,180    155,527    113,710
  Deferred:
     Belgian companies................................    2,537      2,188      1,498
     Foreign companies................................   32,812     29,139     46,451
                                                        -------    -------    -------
          Total deferred..............................   35,349     31,327     47,949
                                                        -------    -------    -------
          Total income taxes..........................  138,529    186,854    161,659
                                                        =======    =======    =======

     The components of deferred income tax assets and liabilities are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
                                                              (ALL AMOUNTS ARE
                                                                EXPRESSED IN
                                                              THOUSANDS OF EUR)
Deferred tax assets:
  Pension...................................................    8,138     7,351
  Accrued expenses..........................................   47,798    50,823
  Fixed assets..............................................   21,666     9,639
  Provisions for store closing..............................   72,833    67,804
  Provisions not yet deductible.............................    3,547     1,804
  Inventories...............................................    7,247     5,209
  Leases....................................................   54,435    48,397
  Operating loss carryforwards and tax credits..............   55,458    25,790
  Deferred charges..........................................    9,646     6,560
  Others....................................................    7,985     9,672
                                                              -------   -------
          Total deferred tax assets.........................  288,753   233,049
  Less: valuation allowances................................  (41,140)   (7,814)
                                                              -------   -------
          Total deferred tax assets.........................  247,613   225,235
                                                              =======   =======

                                 DELHAIZE GROUP

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                               THOUSANDS OF EUR)
Deferred tax liabilities:
  Fixed assets..............................................  (364,765)  (181,839)
  Inventories...............................................   (59,316)   (55,330)
  Other.....................................................   (26,627)   (25,601)
                                                              --------   --------
          Total deferred tax liabilities....................  (450,708)  (262,770)
                                                              ========   ========

     Net deferred income tax assets and liabilities are classified in the accompanying consolidated balance sheets prepared and presented in accordance with US GAAP as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2000      1999
                                                              --------   -------
                                                               (ALL AMOUNTS ARE
                                                                 EXPRESSED IN
                                                              THOUSANDS OF EUR)
Current deferred tax assets.................................        --     1,227
Non-current deferred tax assets.............................     4,713     4,234
Current deferred tax liabilities............................    (4,557)       --
Non-current deferred tax liabilities........................  (203,251)  (42,996)
                                                              --------   -------
          Net deferred tax liabilities......................  (203,095)  (37,535)
                                                              ========   =======

     The increase of the net deferred tax liability of approximately EUR 166 million does not equal the deferred tax provision in 2000 of approximately EUR 35 million primarily due to a net deferred tax liability of approximately EUR 134 million recorded in the acquisition of Hannaford and the translation of deferred income tax items from Delhaize Group's United States subsidiaries.

     At December 31, 2000, Delhaize Group had net operating loss ("NOL") and tax credit carryforwards, for tax purposes, of approximately EUR 774 million, which will expire at various dates between 2001 and 2016. Approximately EUR 654 million of this amount is due to state tax losses assumed in the acquisition of Hannaford.

     The NOL and tax credit carryforwards may not be used to offset income taxes in other jurisdictions. Delhaize Group has established a valuation allowance to reduce the tax benefit of certain net operating losses to an amount that is more likely than not realizable.

                                 DELHAIZE GROUP

     The following is a reconciliation of Delhaize Group's Belgian statutory income tax rate with Delhaize Group's effective income tax rate:

                                                                 DECEMBER 31,
                                                              ------------------
                                                              2000   1999   1998
                                                              ----   ----   ----
Belgian statutory income tax rate...........................  40.2%  40.2%  40.2%
Items affecting the Belgian statutory income tax rate:
  Taxation in jurisdictions outside Belgium: (primarily due
     to United States federal and state income tax rates
     applied to the income of Delhaize America)(1)..........   0.4   (2.0)  (3.4)
  Amortization of Non-deductible goodwill at non-US
     subsidiaries...........................................   0.9    0.4     --
  Tax charges on dividend income............................   0.8    0.2    0.2
  Non-taxable income........................................  (3.9)  (1.9)  (1.8)
  Non-taxable capital gain..................................  (3.4)    --     --
  Other.....................................................   1.5    0.2     --
                                                              ----   ----   ----
          Effective tax rate................................  36.5%  37.1%  35.2%
                                                              ====   ====   ====

           (1) In 2000, approximately 75% of Delhaize Group's consolidated income before income taxes and minority interests was attributable to Delhaize America, which had an effective income tax rate of 41%.

               In 1999, approximately 92% of Delhaize Group's consolidated income before income taxes and minority interests was attributable to Delhaize America, which had an effective income tax rate of 38%.

               In 1998, approximately 87% of Delhaize Group's consolidated income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 36.3%.

     Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as management has asserted that it has specific plans to permanently reinvest the undistributed earnings of these subsidiaries. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes is approximately EUR 1.5 billion at December 31, 2000.

STOCK BASED COMPENSATION

     Under US GAAP, Delhaize Group has elected to follow the accounting provisions of APBO 25, for grants of shares, share options and other equity instruments and to adopt the disclosure-only provisions of SFAS 123.

  Delhaize Group Convertible Bonds with Warrants

     In June 1996, Delhaize Group granted certain employees the right to purchase up to 10,400 debenture bonds with detachable warrants. At the date of grant, the market value of Delhaize Group's ordinary shares was EUR 37.93 per share. In total, 9,943 bonds were issued representing an aggregate loan to Delhaize Group of approximately EUR 246,000. There were 50 warrants attached to each bond which gave the holders of each warrant the right to obtain one ordinary share of Delhaize Group for EUR 44.62 per share during various periods through June 2001. The maturity date of the debenture loan is June 30,

                                 DELHAIZE GROUP

2001. The following table summarizes information about the warrants outstanding at December 31, 2000, 1999 and 1998:

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         2000       1999       1998
                                                       --------   --------   --------
Outstanding at beginning of year.....................   197,250    251,550    497,150
Granted..............................................        --         --         --
Exercised............................................   (14,800)   (54,300)  (245,600)
Expired/Cancelled....................................        --         --         --
                                                       --------   --------   --------
Outstanding at the end of year.......................   182,450    197,250    251,550
                                                       ========   ========   ========
Exercisable at the end of year.......................   182,450    197,250    251,550

     The fair value of each warrant grant has been determined estimated on the date of grant using a Black-Scholes pricing model for European-type warrants with the following assumptions: risk free rate of 5.5%, expected life of 4.75 years, volatility of 8.0% and a dividend yield of 3.6%.

  Delhaize Group Stock Options

     On June 5, 2000, Delhaize Group commenced a 60-day offering of 130,000 stock options to certain employees. 115,000 stock options were subscribed (i.e., accepted by employees) during the offering period. The holder of each stock option has the right to subscribe to one ordinary share of Delhaize Group for EUR 63.1 per share. The subscription rights may be exercised on the 1st through the 20th of June, September and December in 2004, 2005 and 2006.

     The following table summarizes information about stock options under this plan granted, outstanding and exercisable at December 31, 2000:

                                                                DECEMBER 31,
                                                                    2000
                                                                ------------

OPTIONS OUTSTANDING
Outstanding at beginning of period..........................           --
Granted.....................................................      119,400
Exercised...................................................           --
Forfeited...................................................       (4,400)
                                                                  -------
Outstanding at the end of year..............................      115,000
                                                                  =======

Options exercisable at the end of period....................           --

          The fair value of each option has been estimated on the date of grant using a Black-Scholes pricing model with the following assumptions: risk free rate of 5.6%, expected life of 5 years, volatility of 38.0% and a dividend yield of 2.6%.

          Compensation expense for these options recognized during the year ended December 31, 2000 was approximately EUR 667,000. The weighted average fair value of options granted during the period was approximately EUR 24.99 per option.

  Delhaize America Stock Option Plans

     Delhaize America has a stock option plans under which options to purchase up to 9.4 million shares of Class A common stock may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Additionally, Delhaize America issued stock options to acquire 4.2 million

                                 DELHAIZE GROUP
shares of Class A common stock in connection with its acquisition of Hannaford. Options become exercisable as determined by the Stock Option Committee of the Board of Directors of Delhaize America on the date of grant, provided that no option may be exercised more than ten years after the date of grant.

     A summary of shares reserved for outstanding options for the last three fiscal years, activity during each year and related weighted average exercise price is presented below:

                                                                        WEIGHTED AVERAGE
                                                                         EXERCISE PRICE
                                                             SHARES         (IN USD)
                                                            ---------   ----------------
2000
Outstanding at beginning of year..........................  1,345,595        26.60
Granted...................................................  1,751,094        21.27
Conversion of Hannaford options...........................  4,186,194         8.44
Exercised.................................................   (367,326)        7.22
Forfeited/expired.........................................   (252,246)       22.24
                                                            ---------        -----
Outstanding at end of year................................  6,663,311        13.83
                                                            ---------        -----
Options exercisable at end of year........................  4,085,490         9.58
                                                            ---------        -----
1999
Outstanding at beginning of year..........................    940,046        24.63
Granted...................................................    588,353        29.12
Exercised.................................................    (53,325)       22.50
Forfeited/expired.........................................   (129,479)       25.53
                                                            ---------        -----
Outstanding at end of year................................  1,345,595        26.60
                                                            ---------        -----
Options exercisable at end of year........................     93,165        25.20
                                                            ---------        -----
1998
Outstanding at beginning of year..........................  1,001,863        21.99
Granted...................................................    340,058        30.34
Exercised.................................................   (247,442)       15.89
Forfeited/expired.........................................   (154,433)       20.40
                                                            ---------        -----
Outstanding at end of year................................    940,046        24.63
                                                            ---------        -----
Options exercisable at end of year........................     45,535        26.31
                                                            ---------        -----

     The following table summarizes options outstanding and options exercisable as of December 31, 2000, and the related weighted average remaining contractual life (years) and weighted average exercise price.

                              OPTIONS OUTSTANDING

                                                           WEIGHTED AVERAGE
                                                              REMAINING       WEIGHTED AVERAGE
                                               NUMBER        CONTRACTUAL       EXERCISE PRICE
RANGE OF EXERCISE PRICES                     OUTSTANDING         LIFE             (IN USD)
------------------------                     -----------   ----------------   ----------------
USD  4.31 - USD 10.00......................   2,568,263            5.5              6.81
USD 10.01 - USD 20.00......................   2,914,958            8.3             14.82
USD 20.01 - USD 37.78......................   1,180,090            6.8             26.68
                                              ---------        -------             -----
USD  4.31 - USD 37.78......................   6,663,311            6.9             13.83
                                              =========        =======             =====

                                 DELHAIZE GROUP

                              OPTIONS EXERCISABLE

                                                                          WEIGHTED AVERAGE
                                                              NUMBER       EXERCISE PRICE
RANGE OF EXERCISE PRICES                                    EXERCISABLE       (IN USD)
------------------------                                    -----------   ----------------
USD  4.31 - USD 10.00.....................................   2,568,263          6.81
USD 10.01 - USD 20.00.....................................   1,255,715         12.30
USD 20.01 - USD 37.78.....................................     261,512         23.74
                                                             ---------         -----
USD  4.31 - USD 37.78.....................................   4,085,490          9.58
                                                             =========         =====

     The weighted average fair value at date of grant for options granted during 2000, 1999 and 1998 was USD 6.40, USD 10.57 and USD 7.86 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                              2000   1999   1998
                                                              ----   ----   ----
Expected dividend yield (%).................................   3.0    1.8    1.5
Expected volatility (%).....................................  37.0   35.0   30.0
Risk-free interest rate (%).................................   6.3    5.4    5.6
Expected term (years).......................................   9.0    7.5    5.0

  Delhaize America Restricted Stock Plan

     Delhaize America has a restricted stock plan for executive employees. These shares of stock will vest over five years from the grant dates. The weighted average grant date fair value for these shares is USD 18.91, USD 27.17 and USD
24.42 for 2000, 1999 and 1998, respectively. Delhaize America recorded compensation expense related to restricted stock of EUR 1.7 million, EUR 0.3 million and EUR 0.2 million in 2000, 1999 and 1998, respectively.

     A summary of shares reserved for outstanding restricted stock grants for 2000, 1999 and 1998 and activity during each year is presented below:

                                                               SHARES
                                                              --------
2000
Outstanding at beginning of year............................   160,048
Granted.....................................................   436,698
Exercised...................................................   (76,686)
Forfeited/expired...........................................    (3,519)
                                                              --------
Outstanding at end of year..................................   516,541
                                                              ========
1999
Outstanding at beginning of year............................   141,059
Granted.....................................................    62,317
Exercised...................................................   (28,168)
Forfeited/expired...........................................   (15,160)
                                                              --------
Outstanding at end of year..................................   160,048
                                                              ========
1998
Outstanding at beginning of year............................   105,734
Granted.....................................................    53,848
Exercised...................................................    (9,603)
Forfeited/expired...........................................    (8,920)
                                                              --------
Outstanding at end of year..................................   141,059
                                                              ========

                                 DELHAIZE GROUP

     As of December 31, 2000, there were 7,243,944 shares of Class A common stock available for future grants.

  Delhaize Group Pro forma Disclosures

     Had compensation cost been determined based on the provisions of SFAS 123, Delhaize Group's pro forma net earnings and earnings per share, on a US GAAP basis, would have been as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                          ------------------------------
                                                            2000       1999       1998
                                                          --------   --------   --------
                                                          (EUR IN THOUSANDS, EXCEPT PER
                                                                   SHARE DATA)
Net income - as reported................................  150,675    165,854    153,707
Net income - pro forma..................................  145,989    165,520    153,530
Basic earnings per share - as reported..................     2.90       3.19       2.97
Basic earnings per share - pro forma....................     2.81       3.18       2.96
Diluted earnings per share - as reported................     2.87       3.18       2.96
Diluted earnings per share - pro forma..................     2.79       3.18       2.94

INVESTMENTS IN EQUITY SECURITIES

     At December 31, 2000, Delhaize Group had long-term investments classified as available-for-sale securities of approximately EUR 0.2 million, which approximated their fair value. At December 31, 1999, Delhaize Group had long-term investments classified as available-for-sale securities of approximately EUR 0.9 million, which approximated their fair value.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the United States Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges permits derivative gains and losses to offset results on the hedged item in the income statement, and requires that companies must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     SFAS 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. Delhaize Group has not yet quantified the effect that SFAS 133 would have on the consolidated financial statements as presented under US GAAP. Delhaize Group expects that at January 1, 2001, it will record a loss of EUR 131 million, net of tax, as a transition adjustment to other comprehensive income relating to an unrealized loss associated with the interest rate hedge on Delhaize America's anticipated debt offering. The transition adjustment for all other Delhaize Group derivative instruments would not have a material effect on the financial statements.

                                  EXHIBIT INDEX

      EXHIBIT
        NO.                              DESCRIPTION                                 PAGE NO.
    -----------     -------------------------------------------------------------    --------
         1.1        Articles of Association of Delhaize Group (English                  E-3
                    translation)

         2.1        Indenture, dated as of April 15, 2001, by and among Delhaize
                    America, Food Lion, LLC and The Bank of New York, as trustee
                    (Filed as Exhibit 10.1 to Delhaize America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April
                    26, 2001 and incorporated by reference herein)

         2.2 First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of
                    New York, as trustee (Filed as Exhibit 10.2 to Delhaize
                    America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

         2.3 Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon
                    Smith Barney Inc., Chase Securities Inc. and Deutsche Banc
                    Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize
                    America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

         4.1 Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.2        Form of Deposit Agreement among Delhaize Group, The Bank of
                    New York and all holders from time to time of Delhaize Group
                    ADRs (Filed as Exhibit 4.1 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.3        Fiscal Agency Agreement dated May 18, 1999 between Delhaize
                    Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Generale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group's registration statement on Form F-4 (File
                    No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.4        Credit Agreement dated October 25, 1999 among Delhaize
                    Group, Delhaize The Lion Coordination Center and Generale De
                    Banque (Filed as Exhibit 10.3 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.5        Revolving Credit Agreement dated November 4, 1999 among
                    Delhaize Group, Delhaize The Lion Coordination Center and
                    Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         4.6        Fiscal Agency Agreement dated February 13, 2001 between
                    Delhaize "The Lion" Nederland B.V., as issuer, Delhaize
                    Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Generale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

         8.1        Subsidiaries of Delhaize Group (as of December 31, 2000)            E-25

        10.1        Consent of Deloitte & Touche Reviseurs d'Entreprises SC sfd
                    SCRL                                                                E-26

        10.2        Delhaize Group Annual Report to Shareholders for 2000               E-27