Form 20-F
period 2001-12-31
DELHAIZE BROTHERS & CO THE LION ESTABLISHMENT
filed 2002-07-01
CIK 930309

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001
                                       or
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to _________

                         Commission file number: 1-15180

    ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" (GROUPE DELHAIZE), S.A.
             (Exact name of Registrant as specified in its charter)*

              DELHAIZE BROTHERS AND CO. "THE LION" (DELHAIZE GROUP)
                (Translation of Registrant's name into English)*

                                     BELGIUM
                 (Jurisdiction of incorporation or organization)

                                 RUE OSSEGHEM 53
                            B-1080 BRUSSELS, BELGIUM
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                  Title of each class                           Name of each exchange on which registered
                  -------------------                           -----------------------------------------
         Ordinary Shares, without nominal value                         New York Stock Exchange**

         American Depositary Shares (as evidenced by                    New York Stock Exchange
         American Depositary Receipts), each representing
         one ordinary share

    ----------
    * The Registrant's charter (articles of association) specifies the Registrant's name in French, Dutch and English.
    **Not for trading, but only in connection with the registration of American
      Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   Ordinary Shares, without nominal value      92,392,704 (as of June 28, 2002)

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

GENERAL INFORMATION...........................................................1
PART I........................................................................3
   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............3
   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........................3
   ITEM 3.  KEY INFORMATION...................................................3
   ITEM 4.  INFORMATION ON THE COMPANY.......................................12
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................21
   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................37
   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................46
   ITEM 8.  FINANCIAL INFORMATION............................................47
   ITEM 9.  THE OFFER AND LISTING............................................48
   ITEM 10. ADDITIONAL INFORMATION...........................................50
   ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......59
   ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........60
PART II     .................................................................61
   ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................61
   ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS......................................61
   ITEM 15. [RESERVED].......................................................61
   ITEM 16. [RESERVED].......................................................61
PART III    .................................................................62
   ITEM 17. FINANCIAL STATEMENTS.............................................62
   ITEM 18. FINANCIAL STATEMENTS.............................................62
   ITEM 19. EXHIBITS.........................................................63

GENERAL INFORMATION

    The consolidated financial statements of Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize), a societe anonyme organized under the laws of Belgium (also referred to with our consolidated and associated companies, except where the context otherwise requires, as "Delhaize Group", "we", "us", "our" and the "Company"), appear in Item 18 of this annual report on Form 20-F. The consolidated financial statements of Delhaize Group presented herein and the notes to the financial statements are prepared in conformity with accounting principles generally accepted in Belgium ("Belgian GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in
Note 21 to the consolidated financial statements.

    Delhaize Group is a food retailer headquartered in Belgium which operates in 10 countries and on three continents. Delhaize Group was founded in Belgium in 1867 and many descendants of the founders are shareholders of Delhaize Group today. As of December 31, 2001, Delhaize Group had a sales network (which includes directly operated, affiliated and franchised stores) of 2,444 stores and employed approximately 147,000 people. The principal activity of Delhaize Group is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group's consolidated subsidiary, Delhaize America, Inc. ("Delhaize America"), and Delhaize Group's businesses in Belgium (collectively, "Delhaize Belgium"). Delhaize Group's ordinary shares are listed on Euronext Brussels under the symbol "DELB." Delhaize Group American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), are listed on the New York Stock Exchange under the symbol "DEG." The Delhaize Group website can be found at www.delhaizegroup.com and www.delhaize.com.

    Delhaize America's results of operations included in Delhaize Group's years ended December 31, 2001, 2000, and 1999 covered 52 weeks. The results of operations of Super Discount Markets, Inc. ("SDM") included in Delhaize Group's years ended December 31, 2001, 2000 and 1999 covered the period through November 12 for 2001, the date SDM filed for bankruptcy, and covered 52 weeks for 2000 and 1999. The results of operations for the remaining consolidated subsidiaries of Delhaize Group are presented on a calendar year basis.

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

    The translations between certain Euro amounts and U.S. dollars (USD) amounts are included solely for the convenience of readers in the United States of America and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 0.9705, the noon buying rate on June 21, 2002. Such translations should not be construed as representations that the Euro amounts could be converted into U.S. dollars at that or any other rate.

    Our address and telephone number:

           Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize) rue Osseghem 53
           B-1080 Brussels, Belgium
           +32-2-412-2111

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

    Although such statements are based on currently available operating, financial and competitive information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or in the primary markets of Delhaize Group, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rates of inflation or currency exchange rates, changes in foreign, state, regional or federal legislation or regulation, adverse determination with respect to litigation or other claims, inability to develop new stores or to complete remodels as rapidly as planned, stability of product costs and supply or quality control problems with vendors. This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

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

    Amounts reported in Euros for periods ending prior to January 1, 1999 have been restated from Belgian Francs to Euros using the fixed exchange rate as of January 1, 1999 of EUR 1 = BEF 40.3399. The U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 0.9705, the noon buying rate on June 21, 2002.

                                                                                YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                 2001     2001     2000     1999     1998      1997
                                                                  USD      EUR      EUR      EUR      EUR       EUR
                                                               -------- -------- -------- -------- --------  ------
                                                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
BELGIAN GAAP
Sales......................................................     20,765   21,396   18,168   14,310   12,912    12,608
Operating income...........................................        894      921      740      648      573       511
Income before taxation.....................................        350      361      402      511      455       337
Income after taxation and before minority interests........        164      169      256      321      293       213
Net income.................................................        145      149      161      170      149       122
Cash dividends(1)..........................................        129      133      125       65       58        51
Earnings per share(2)......................................       1.82     1.88     3.09     3.27     2.87      2.36
US GAAP(3)
Sales and other revenues...................................     20,650   21,278   17,947   14,086   12,752
Operating income...........................................        748      771      649      623      557
Income before income taxes and minority interests..........        338      348      380      503      459
Income after income taxes and before minority interests....        165      170      241      317      297
Net income.................................................        144      148      151      166      154
Cash dividends paid(1).....................................        121      125       65       58       51
Basic earnings per share(2)................................       1.81     1.86     2.90     3.19     2.97
Diluted earnings per share(2)..............................       1.80     1.85     2.87     3.18     2.96

                                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2001     2001    2000       1999     1998     1997
                                                                 USD      EUR     EUR        EUR      EUR      EUR
                                                              -------- -------- ------    -------  -------  ------
                                                                                  (IN MILLIONS)
BALANCE SHEET DATA
BELGIAN GAAP
Other assets-- current....................................     2,864    2,951    2,910     2,525    2,025    1,927
Total assets.............................................     11,729   12,086   10,398     5,723    4,534    4,488
Short-term borrowings....................................        554      571    3,348       607      173      242
Long-term borrowings.....................................      3,650    3,761      690       622      467      651
Long-term capitalized lease commitments..................        746      769      649       482      427      456
Capital shares...........................................         45       46       26        25       25       25
Minority interests.......................................         35       36    1,510       905      830      731
Shareholders' equity.....................................      3,606    3,716    1,365     1,086      911      839
US GAAP(3)
Current assets...........................................      2,708    2,790    2,810     2,453    1,972
Total assets.............................................     11,560   11,911   10,433     5,735    4,528
Short-term borrowings....................................        543      559    3,303       599      139
Long-term borrowings.....................................      3,651    3,762      689       621      465
Long-term capital lease obligations......................        766      789      668       500      444
Capital shares...........................................         45       46       26        25       25
Minority interests.......................................         28       29    1,526       902      829
Shareholders' equity.....................................      3,573    3,682    1,550     1,195      963


                                                                                YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                 2001     2001     2000      1999     1998     1997
                                                                  USD      EUR      EUR       EUR      EUR      EUR
                                                              --------------------------- -------------------------
                                                                  (IN MILLIONS, EXCEPT STORE COUNT AND PER SHARE
                                                                                     AMOUNTS)
OTHER DATA
Store count at period end.................................      2,444    2,444     2,310    2,112    1,904     1,816
Weighted average shares outstanding at
  period end..............................................     79,494   79,494    52,023   51,983   51,824    51,717
EBITDA before charge for store closings in
  the normal course of business,
  exceptional items and minority
  interests(4)(5)(6)......................................      1,600    1,649     1,275      988      881       805
Net cash provided by operating
  activities..............................................      1,173    1,208       670      622      608       497
Net cash (used-in) investing activities...................       (590)    (608)   (3,330)    (759)    (348)     (389)
Net cash (used-in) provided by financing activities.......       (447)    (460)    2,516      257     (183)     (130)
Dividends per share(1)(6)(7)..............................       1.40     1.44      1.36     1.24     1.12       .99
Capital expenditures(6)...................................        537      554       545      525      451       444

----------

(1) Delhaize Group pays dividends once a year after the annual meeting of shareholders following the fiscal year with respect to which the dividend relates. Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. The dividend for the 2001 fiscal year was approved by Delhaize Group shareholders on May 23, 2002.

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

(3) The US GAAP information only includes items required to be disclosed. Data as of December 31, 1997 and for the year then ended are not available.

(4) Earnings before interest, taxes, depreciation and amortization (EBITDA) before charge for store closings in the normal course of business, exceptional items and minority interests is computed as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                                                                2001     2001    2000      1999     1998     1997
                                                                 USD      EUR     EUR       EUR      EUR      EUR
                                                             --------  ------  --------  -------- -------- ------
                                                                                 (IN MILLIONS)
                 Net income............................          145      149      161      170      149      122
                 Charge for store closings in the normal
                   course of business..................            9        9       30       12       13       --
                 Financial expenses, net...............          450      464      297      140      117      133
                 Taxation..............................          186      192      146      190      162      124
                 Depreciation and amortization.........          699      720      505      328      295      294
                 Exceptional expense (income), net(a)..           93       96       41       (3)       1       41
                 Minority interests....................           18       19       95      151      144       91
                                                               -----    -----    -----      ---      ---      ---
                 EBITDA before charge for store closings in
                   the normal course of business,
                   exceptional items and minority
                   interests...........................        1,600    1,649    1,275      988      881      805
                                                               =====    =====    =====      ===      ===      ===

                ----------

                  (a) Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP. Exceptional items consisted of the following:

                                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                                                               2001     2001     2000      1999     1998     1997
                                                                USD      EUR      EUR       EUR      EUR      EUR
                                                             -------- -------- -------   -------  -------  ------
                                                                                 (IN MILLIONS)
                 Gains on disposals of fixed assets.........     8        8        6        18       20       33
                 Losses on disposals of fixed assets........   (12)     (12)      (3)      (15)     (18)     (34)
                 Merger costs related to the Hannaford
                   acquisition..............................   (24)     (25)      (42)      --       --       --
                 Costs related to the share exchange with
                   Delhaize America.........................   (17)     (17)      --        --       --       --
                 Costs incurred to close Super Discount
                   Markets, Inc.............................   (34)     (35)      --        --       --       --
                 Costs incurred relating to the impairment
                   of seven Delvita stores and the closure
                   of eight other Delvita stores............   (18)     (19)      --        --       --       --
                 Costs incurred to close 15 Delhaize
                   America stores (outside the normal
                   course of business)......................    --       --      (32)       --       --       --
                 Costs incurred to close 61 Delhaize
                   America stores...........................    --       --       --        --       --      (99)
                 Gain on disposal of investment in P.G......    --       --       32        --       --       22
                 Recognition of unused reserves for closed
                   stores...................................    --       --       --        --       --       37
                 Other income (expense), net................     4        4       (2)       --       (3)      --
                                                              ----     ----      ----     ----      ----    ----
                     Total exceptional (expense) income,
                     net....................................   (93)     (96)     (41)        3       (1)     (41)
                                                              ====     ====      ====     ====      ====     ====

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

(6) Derived from Belgian GAAP account balances.

(7) The dividend to the shareholders as proposed by the Board of Directors is a fixed per share amount. The amount of the accrued dividend in the Belgian GAAP 2000 consolidated financial statements was based on the number of Delhaize Group ordinary shares that was expected to be eligible to receive the fiscal year 2000 dividend, which included those shares of Delhaize America exchanged for ordinary shares of Delhaize Group.

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

                                                           DIVIDEND PER
     FISCAL YEAR                                          DELHAIZE GROUP
    FOR DIVIDEND                                          ORDINARY SHARE
    ------------                               ---------------------------------
                                               (AMOUNTS IN EUR) (AMOUNTS IN USD)

   1999..............................................1.24             1.15*
   2000..............................................1.36             1.15**
   2001..............................................1.44             1.33**
    ----------

       * The U.S. dollar amount for 1999 is provided solely for convenience since dividends were paid by Delhaize Group only in Euros for that year.

      ** Actual dividend per Delhaize Group ADR paid by The Bank of New York, as depositary, to holders of Delhaize Group ADRs on the dividend payment date.

    Under Belgian law, Delhaize Group is required to set aside at least 5% of its profits during each fiscal year and contribute such amount to its statutory reserves until such reserve has reached an amount equal to 10% of Delhaize Group's capital. Subject to this requirement, the Delhaize Group Board of Directors may propose, at a shareholders' meeting at which annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group's net profits from the prior accounting years available for distribution. In connection with the approval of Delhaize Group's accounts, the shareholders may, at a general meeting, authorize a distribution of Delhaize Group's net profits to shareholders out of reserves, subject to the requirement set forth in the first sentence of this paragraph.

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

    The Euro/U.S. dollar exchange rate was EUR 1 = USD 0.9705 as of June 21, 2002. The following table shows the U.S. dollar/Belgian Franc exchange rate for 1997 and 1998 based on the period-end noon buying rate expressed in Belgian Francs per USD 1.00, and the Euro/U.S. dollar exchange rate for 1999, 2000, 2001 and the six months preceding the date of this document, based on the period-end noon buying rate expressed in U.S. dollars per Euro. Although the Euro was not introduced until 1999, Delhaize Group has restated its financial information in Euros for prior years based on the legal rate of conversion between Belgian Francs and the Euro established on January 1, 1999.

                                                             AVERAGE
YEAR/MONTH                                    PERIOD END      RATE(1)       HIGH        LOW
----------                                    ----------      -------       ----        ---
EURO/U.S. DOLLAR                                  USD           USD          USD        USD
                                              -----------   -----------  ---------   --------
June 2002 (through June 21)...............      0.9705          ---        0.9705     0.9390
May 2002..................................      0.9339          ---        0.9373     0.9022
April 2002................................      0.9002          ---        0.9028     0.8750
March 2002................................      0.8717          ---        0.8836     0.8652
February 2002.............................      0.8658          ---        0.8778     0.8613
January 2002..............................      0.8594          ---        0.9031     0.8594
2001......................................      0.8901        0.8909       0.9535     0.8370
2000......................................      0.9388        0.9207       1.0335     0.8270
1999......................................      1.0070        1.0588       1.1812     1.0016
U.S. DOLLAR/BELGIAN FRANC                        BEF            BEF          BEF        BEF
                                              -----------   -----------  ---------   --------
1998......................................      34.360        36.292       38.500     33.190
1997......................................      37.080        35.898       38.820     31.760

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

    The supermarket industry is competitive and generally characterized by narrow profit margins. Delhaize Group's competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers and discount retailers. Supermarket chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. Delhaize Group believes that it could face increased competition in the future from all of these competitors. To the extent Delhaize Group reduces prices to maintain or grow its market share in the face of competition, net income and cash generated from operations could be adversely affected. In addition, there are a number of supercenters in Delhaize America's markets which sell products typically sold by supermarkets and discount stores. Some of Delhaize Group's competitors have greater financial, distribution, purchasing and marketing resources than Delhaize Group. Delhaize Group's profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

    DELHAIZE GROUP HAS SUBSTANTIAL DEBT OUTSTANDING THAT COULD NEGATIVELY IMPACT ITS BUSINESS.

    We have substantial debt outstanding. As of December 31, 2001, Delhaize Group had total consolidated debt outstanding of approximately EUR 4.4 billion, total capital lease obligations of approximately EUR 813 million and approximately EUR 0.9 billion of unused commitments under its revolving credit facilities. Our high level of debt could:

     o make it difficult for us to satisfy our obligations, including making interest payments;

     o limit our ability to obtain additional financing to operate our business;

     o limit our financial flexibility in planning for and reacting to industry changes;

     o place us at a competitive disadvantage as compared to less leveraged companies;

     o increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

     o require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing the availability of our cash flow for other purposes.

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

    Delhaize Group and Delhaize America initially projected that the share exchange transaction consummated on April 25, 2001 would create operating synergies resulting in cost savings of approximately EUR 23 million annually on a pre-tax basis as a result of, among other things, increased purchasing power, elimination of duplicative functions and the implementation of best practices across the companies. Delhaize Group will not be able to achieve these cost savings unless it is able to integrate the operations of the two companies efficiently. Additionally, the integration of operations will require significant management attention. Any difficulties encountered in the integration of the companies could result in Delhaize Group not achieving the anticipated synergies and benefits of the share exchange. If Delhaize Group does not achieve the anticipated benefits of the share exchange and expected cost savings, then its profits will be lower than those expected by Delhaize Group.

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

    During 2001, approximately 78% of Delhaize Group's sales were generated through its ownership of Delhaize America. Substantially all of Delhaize America's stores are located on the east coast of the United States. Consequently, Delhaize Group's operations depend significantly upon the economic and other conditions in this area. If the east coast of the United States were to experience a general economic downturn or other adverse condition for a substantial period of time, the results of operations of Delhaize Group may suffer.

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

    UNFAVORABLE EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

    Delhaize Group's operations are conducted primarily in the United States and Belgium and to a lesser extent in other parts of Europe and Southeast Asia. The results of operations and the financial position of each entity in Delhaize Group's consolidated group outside the Eurozone are reported in its relevant local currency and then translated into Euros at the applicable foreign currency exchange rate for inclusion in Delhaize Group's consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the Euro may have a material adverse effect on Delhaize Group's consolidated financial statements as reported in Euros.

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

    Fluctuations in the exchange rate for converting Euros into U.S. dollars may affect the value of Delhaize Group ADRs and ordinary shares. Specifically, as the relative value of the Euro to the U.S. dollar declines, each of the following values will also decline:

     o the U.S. dollar equivalent of the Euro trading price of Delhaize Group ordinary shares in Belgium, which may consequently cause the trading price of Delhaize Group ADRs in the United States to also decline;

     o the U.S. dollar equivalent of the proceeds that a holder of Delhaize Group ADRs would receive upon the sale in Belgium of any Delhaize Group ordinary share withdrawn from the depositary; and

     o the U.S. dollar equivalent of cash dividends paid in Euro on the Delhaize Group shares represented by the ADRs.

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

    Delhaize Group is a Belgian company and its corporate affairs are governed by Belgian corporate law. Although provisions of Belgian company law resemble various provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as:

    o  the validity of corporate procedures;

    o  the fiduciary duties of management;

    o  the dividend payment dates; and

    o  the rights of shareholders.

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

    YOU MAY BE UNABLE TO SERVE LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST DELHAIZE GROUP AND ITS DIRECTORS, OFFICERS AND EXPERTS.

    Delhaize Group is a Belgian company and most of its officers and directors and its external auditor, Deloitte & Touche Reviseurs d'Entreprises SC sfd SCRL, are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in United States courts against any of these non-resident persons or Delhaize Group based upon the civil liability provisions of the securities or other laws of the United States.

    Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of United States courts. Actions for enforcement of judgments of United States courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the United States court, and is satisfied:

     o that the judgment is not contrary to the principles of public policy in Belgium or rules of Belgian public law;

     o    that the judgment did not violate the rights of the defendant;

     o that the judgment is not subject to further recourse under United States law;

     o that the United States court did not accept its jurisdiction solely on the basis of the nationality of the plaintiff; and

     o that the text of the judgment submitted to the Belgian court is authentic.

    HOLDERS OF DELHAIZE GROUP ADRS OR ORDINARY SHARES HAVE LIMITED RIGHTS TO CALL SHAREHOLDERS' MEETINGS OR TO SUBMIT SHAREHOLDER PROPOSALS, WHICH COULD ADVERSELY AFFECT THEIR ABILITY TO PARTICIPATE IN THE GOVERNANCE OF DELHAIZE GROUP.

    Except under limited circumstances, only the Delhaize Group Board of Directors may call a shareholders' meeting. Shareholders who collectively own at least 20% of the corporate capital of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. As a result, the ability of holders of Delhaize Group ADRs to participate in and influence the governance of Delhaize Group is limited.

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

    The deposit agreement expressly limits the obligations and liability of Delhaize Group and the depositary. Neither Delhaize Group nor the depositary will be liable to the extent that liability results from the fact that they:

     o are prevented or hindered in performing any obligation by circumstances beyond their control;

     o    exercise or fail to exercise discretion under the deposit agreement;

     o    perform their obligations without negligence or bad faith;

     o take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder or any other qualified person; or

     o rely on any documents they believe in good faith to be genuine and properly executed.

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

    DELHAIZE GROUP IS SUBJECT TO DIFFERENT DISCLOSURE STANDARDS WHICH MAY LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF DELHAIZE GROUP ADRS AND DIFFERENT CORPORATE GOVERNANCE STANDARDS WHICH MAY LIMIT THE TRANSPARENCY AND INDEPENDENCE OF CORPORATE GOVERNANCE.

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

Delhaize Group is required to file annual reports on Form 20-F and current reports on Form 6-K. Delhaize Group intends to file current reports containing financial information on a quarterly basis.

    In addition, Delhaize Group, as a foreign private issuer, is exempt from some of the corporate governance requirements of the New York Stock Exchange, including the requirements concerning audit committees and independent directors.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY

    Our Company is a societe anonyme (public company) organized under the laws of the Kingdom of Belgium. Until May 23, 2002 our legal name in French was Etablissements Delhaize Freres et Cie "Le Lion" S.A. Since May 2002, the name has been changed in French to Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize), in Dutch to Gebroeders Delhaize en Cie"De Leeuw" (Delhaize Groep) and in English to Delhaize Brothers and Co. "The Lion" (Delhaize Group), in abbreviated form "Groupe Delhaize" in French, "Delhaize Groep" in Dutch and "Delhaize Group" in English. The company can use either its full corporate name or any of the abridged names. In 1867, the brothers Jules and Auguste Delhaize founded the Company as a wholesale supplier of groceries, in Charleroi, Belgium. In 1957, Delhaize Group opened its first supermarket in Belgium. Since that date, Delhaize Group has expanded its supermarket operations across Belgium and into other parts of Europe as well as North America and Southeast Asia. The Company was converted from a limited partnership to its existing corporate structure on February 22, 1962. The registered office of Delhaize Group is located at rue Osseghem 53, B-1080 Brussels, Belgium.

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

    The last ten years have been a period of strong international expansion for Delhaize Group in new countries: Delvita -- Czech Republic (1991), Alfa-Beta -- Greece (1992), Bel-Thai Supermarkets -- Thailand (1997), Super Indo -- Indonesia
(1997), Delvita -- Slovakia (1998), Shop N Save -- Singapore (1999) and Mega Image -- Romania (2000).

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

B. OVERVIEW

    Delhaize Group is a food retailer headquartered in Belgium that, as of December 31, 2001, operated in 10 countries and on three continents - North America, Europe and Southeast Asia. As of December 31, 2001, Delhaize Group's sales network (which includes directly operated, affiliated and franchised stores) consisted of 2,444 stores and Delhaize Group employed approximately 147,000 people. Store formats are primarily supermarkets, which represent 85% of Delhaize Group's sales network. Delhaize Group's sales network also includes other store formats such as neighborhood stores, discount stores and specialty stores. In addition to food retailing, which accounted for more than 94% of Delhaize Group's sales in 2001, Delhaize Group also engages in food wholesaling to stores in its sales network and in nonfood retailing of products such as pet products and health and beauty products.

    In 2001, Delhaize Group recorded sales of EUR 21.4 billion and net income of EUR 149.4 million. The following table sets forth, as of the dates indicated, Delhaize Group's sales network and net selling area in the United States, Belgium and other regions:

SALES NETWORK AND NET SELLING AREA(1) (SQUARE METERS(2))

                             AT DECEMBER 31, 2001             AT DECEMBER 31, 2000            AT DECEMBER 31, 1999

                          STORES  NET SELLING AREA(1)      STORES    NET SELLING AREA(1)    STORES   NET SELLING AREA(1)
                          ------  -------------------      ------    -------------------    ------   -------------------
   United States (3)       1,459       4,160,925             1,450         4,104,069         1,296      3,443,235
   Belgium........           675         537,916               615           501,376           553        463,813
   Other (4)......           310         336,741               245           235,271           263        261,559
                             ---         -------               ---           -------           ---        -------
          Total...         2,444       5,035,582             2,310         4,840,716         2,112      4,168,607
                           =====       =========             =====         =========         =====      =========

(1) Net selling area in stores (excluding storage), which is approximately 84% of gross area.
(2) 1 square meter = approximately 10.75 square feet.
(3) Includes stores at December 29, 2001, December 30, 2000 and January 1, 1999.
(4) Excluding ENA-franchised stores.

    Delhaize Group's operations are located primarily in the United States and Belgium, with a small percentage of its operations in Europe outside of Belgium, and in Southeast Asia. Operations in the United States accounted for 79.0% of sales and 113.4% of net income of Delhaize Group in 2001, and operations in Belgium accounted for 15.0% of sales and 7.4% of net income of Delhaize Group in 2001. Delhaize Group also has operations in Greece, the Czech Republic, Slovakia, Romania, Thailand, Indonesia and Singapore. Sales in Europe outside of Belgium accounted for 5.1% of sales in 2001 and sales in Southeast Asia accounted for less than 1% of sales of Delhaize Group in 2001.

STRATEGY

    To deliver superior value, Delhaize Group bases its strategy on achieving leading positions in key mature and emerging markets through strong local banners that build success by being best at responding to local consumer needs while benefiting from Delhaize Group's size and best practices. Delhaize Group goes to market with a variety of locally adapted store formats, of which the most common is the supermarket. Delhaize Group maintains high social, environmental and ethical standards.

    Delhaize Group's key measures of profitability are cash earnings per share (cash EPS), operating cash flow margin (EBITDA margin) and return on invested capital (ROIC), for which objectives are set on the basis of a three year rolling budget at the Group level and for each operating company.

    To execute its strategy, Delhaize Group has established the following corporate objectives:
 o To pursue profitable top-line growth in all its activities
 o To pursue operational excellence and innovation in all its banners
 o To operate as an international group of local companies

1. TO PURSUE PROFITABLE TOP-LINE GROWTH IN ALL ITS ACTIVITIES

    Delhaize Group aims to have established operations in the more mature markets of the U.S. and Belgium, and investments in selected rapidly growing emerging markets in Central Europe and Southeast Asia. Delhaize Group actively manages this portfolio to maintain a balance of current profitability and future growth potential.

    Delhaize Group intends to deliver profitable top-line growth by continually strengthening its existing activities and by fostering growth of its store network. Delhaize Group will continue to improve the effectiveness of its existing operations in order to increase comparable store sales, and enhance gross margins and operating margins. The store network is expanded organically (new store openings and store remodelings and expansions) and through selective acquisitions which enable Delhaize Group to reinforce existing market positions and enter new markets.

2. TO PURSUE OPERATIONAL EXCELLENCE AND INNOVATION IN ALL BANNERS

    Delhaize Group will continue to focus its resources and investments on its core business: food retailing. Management of Delhaize Group is committed to maintain its operations among the best in the industry globally in retailing strategy and execution. Delhaize Group intends to use the strong brand recognition by its consumers and the important market shares of its local operations, to optimize procurement, marketing, logistics and human resources. Consistent with this approach, Delhaize Group intends to maintain high standards for its core assets and to evaluate its portfolio of assets for the purpose of divesting or improving underperforming assets as appropriate.

    Throughout all its banners, Delhaize Group aims, based on targeted consumer research, to anticipate the needs and wishes of its customers, providing them an optimal shopping solution in each of its operating companies. To maintain a high level of service and increase productivity, Delhaize Group focuses on innovative human resources practices, including training its employees locally and globally, job rotation, career planning and performance-related benefits.

    The use of new technologies is key in the strategy of Delhaize Group. Technology facilitates anticipating and responding to the needs of the customers, increasing sales and margins and diminishing costs. Delhaize Group focuses on implementing new technologies for consumers (loyalty card, self-scanning, e-commerce) and supply chain management (EDI, CPFR, electronic marketplace).

3. OPERATE AS AN INTERNATIONAL GROUP OF LOCAL COMPANIES

    To allow its operating companies to fully address their local consumer needs, Delhaize Group allows a high level of autonomy to its local management teams. This allows Delhaize Group to operate as an international group of local companies. This local approach drives sales, loyalty of customers and motivation of local management, resulting in high performance.

    Simultaneously, a Group structure providing centralized support to the local companies and focusing on optimally allocating the financial and human resources to the Group priorities allows Delhaize Group to maximize synergies and the exchange of best practices between the local companies.


C. ORGANIZATIONAL STRUCTURE

As of December 31, 2001, Delhaize Group's operational structure was as follows:

                                                          EUROPE OTHER
    UNITED STATES               BELGIUM                   THAN BELGIUM               SOUTHEAST ASIA
    --------------------------  ------------------------  -------------------------  --------------
    Delhaize America            o Supermarche Delhaize    Greece                     Thailand
    o Food Lion                   "Le Lion"               o Alfa-Beta                o Food Lion
    o Hannaford                 o AD Delhaize             o ENA
    o Kash n' Karry             o Delhaize City           o Trofo (a)                Indonesia
                                o Superette Delhaize/                                o Super Indo
                                  Proxy Delhaize          Czech Republic
                                o Shop 'n Go              o Delvita                  Singapore
                                o Bio Square              o Sama                     o Shop N Save
                                o Caddy Home
                                o Di                      Slovakia
                                o Tom & Co                o Delvita

                                                          Romania
                                                          o Mega Image

(a) Delhaize Group is in the process of converting all stores with the Trofo banner to the Alfa-Beta banner.

UNITED STATES

     DELHAIZE AMERICA

    Overview. Delhaize America engages in one line of business, the operation of food supermarkets in the Southeastern, mid-Atlantic and Northeastern regions of the United States. Delhaize America was originally incorporated in North Carolina in 1957 under the name Food Town Stores, Inc. and maintains its corporate headquarters in Salisbury, North Carolina. Delhaize America is a holding company having three subsidiaries that operate primarily under the banners Food Lion, Hannaford and Kash n' Karry. In 2000, Delhaize America achieved sales of EUR 13.7 billion. For the fiscal year ended December 29, 2001, Delhaize America achieved sales of EUR 16.6 billion. Delhaize America became a wholly-owned subsidiary of Delhaize Group upon the completion of the share exchange transaction on April 25, 2001.

    Sales network. The growth of Delhaize America has historically been based on a strong store opening program, complemented by a strategy of selective acquisitions of existing stores. When Delhaize Group first invested in Food Town Stores in 1974, Delhaize America operated 22 stores. During fiscal years 1999, 2000 and 2001, Delhaize America added an average of approximately 71 stores annually. During this same period, Delhaize America renovated an average of approximately 154 stores annually. The net selling area increased on average by 11.2% in 1999, 2000 and 2001. In 2001, Delhaize America opened 47 new stores, consisting of 37 Food Lion, four Kash n' Karry and six Hannaford stores. During 2001, Delhaize America also closed or relocated eight stores. As a result, as of December 29, 2001, Delhaize America operated 1,459 supermarkets in 16 states in the eastern United States as reflected in the following table.

                                                                           KASH N'
                                                   FOOD LION    HANNAFORD  KARRY       TOTAL
                                                   ---------    ---------  -------     -----
    Delaware.....................................        14                               14
    Florida......................................        45                  138        183
    Georgia......................................        61                              61
    Kentucky.....................................        13                              13
    Maine........................................                   46                   46
    Maryland.....................................        70                              70
    Massachusetts................................                    6                    6
    New Hampshire................................                   22                   22
    New York.....................................                   30                   30
    North Carolina...............................       455                             455
    Pennsylvania.................................        11                              11
    South Carolina...............................       124                             124
    Tennessee....................................        88                              88
    Vermont......................................                   10                   10
    Virginia.....................................       308                             308
    West Virginia................................        18                              18
                                                         --       ----       ---         --
              Total Number of Stores.............     1,207        114       138      1,459
                                                      =====        ===       ===      =====
              Total Number of States.............        11          5         1         16
                                                         ==        ===       ===        ===

    Food Lion supermarket locations average approximately 3,250 square meters (34,900 square feet) in gross selling area, Hannaford supermarkets average approximately 4,550 square meters (49,000 square feet) in gross selling area and Kash n' Karry stores average approximately 3,750 square meters (40,800 square feet) in gross selling area. The store prototype for Food Lion is approximately 3,530 square meters (38,000 square feet), while the size of the Hannaford store prototypes are approximately 3,250 and 5,110 square meters (35,000 and 55,000 square feet). The size of the Kash n' Karry store prototype is approximately 4,275 square meters (46,000 square feet).

    In recent years, Delhaize America has pursued an aggressive remodeling program to provide its customers with a more convenient atmosphere, an enhanced merchandise assortment and better customer service. In 2001, Delhaize America remodeled 145 stores, including 124 Food Lion stores, 11 Kash n' Karry stores and 10 Hannaford stores.

    Competition and regulation. The business in which Delhaize America is engaged is competitive and characterized by narrow profit margins. Delhaize America competes with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers and discount retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize America and its competitors engage in price competition, which has adversely affected operating margins in some of its markets. The major competitors of Food Lion are Winn-Dixie, Kroger, Ahold, Harris Teeter and Wal-Mart, the major competitors of Hannaford are Shaw's, Price Choppers, DeMoulas and Wal-Mart, and the major competitors of Kash n' Karry are Publix, Winn-Dixie, Albertson's and Wal-Mart.

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

    Assortment. Delhaize America sells a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. Delhaize America also operates franchised pharmacies within some of its supermarkets. Delhaize America offers nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Delhaize America offers between 25,000 and 35,000 stock keeping units (SKUs) in its Food Lion supermarkets, between 25,000 and 34,500 SKUs in its Hannaford supermarkets and between 35,000 and 45,000 SKUs in its Kash n' Karry supermarkets.

    Private label products. Each of Delhaize America's principal banners offers its own line of private label products. The Food Lion, Hannaford and Kash n' Karry private label programs were consolidated in 2000 into a single procurement program, enhancing the sales and marketing of the various private label brands and reducing the cost of goods sold for private label brands. Sales of private label products represented 16%, 20% and 15% of Food Lion's, Hannaford's and Kash n' Karry's respective sales in fiscal 2001. On December 29, 2001, Food Lion offered more than 2,400 private label SKUs. In 2000, Food Lion developed new in-store displays featuring private label products and focused on sending more direct-mail coupons to promote private label sales. On December 29, 2001, the private label program at Kash n' Karry had more than 2,300 SKUs. It has grown significantly since Delhaize America acquired Kash n' Karry in December 1996. On December 29, 2001, Hannaford offered approximately 3,600 SKUs in its private label program, which represented 20% of its sales in 2001.

    Loyalty cards. Delhaize America has two loyalty card programs: the MVP card introduced in 1995 at Food Lion and the Preferred Customer Club (PCC) card introduced in 1998 at Kash n' Karry. The MVP customer loyalty card program accounted for 76% of sales (57% of all transactions) at Food Lion in 2001. During the fiscal year ended December 29, 2001, approximately eight million households actively used the MVP program and their purchases were more than two times the size of non-MVP transactions. During the fiscal year ended December 29, 2001, approximately 55% of Kash n' Karry sales (42% of all transactions) were PCC card related. Items promoted on the PCC card averaged more than 2,200 per week. For the fiscal year ended December 29, 2001, PCC card transactions were almost double the size of non-PCC card transactions. There are more than one million households actively using the PCC card.

    Pharmacies. In 1999, Delhaize America reached an agreement with The Medicine Shoppe, a U.S. specialist in franchised pharmacies, to franchise pharmacies in Kash n' Karry and Food Lion stores. As of December 29, 2001, there were 68 pharmacies in Kash n' Karry stores, 65 of which bear The Medicine Shoppe banner, 20 pharmacies in Food Lion stores, 19 of which also bear The Medicine Shoppe banner, and 90 pharmacies in Hannaford stores, none of which are franchised.

     SUPER DISCOUNT MARKETS

    After a strategic review of its operations, Delhaize Group decided in 2001 to sell the nine Save-a-Lot discount stores and close the 19 Cub Foods supermarkets of Super Discount Markets, its 60% joint venture in the Atlanta market. The investment necessary to be successful in the highly competitive Atlanta market could not be justified, and Delhaize Group decided to focus all its U.S. initiatives on Delhaize America, since April 2001 a 100%-owned subsidiary. As a consequence, SDM filed for protection under chapter 11 of the United States bankruptcy code on November 12, 2001, and is in liquidation. In connection with these closings, Delhaize Group has recorded an exceptional charge in 2001.


 BELGIUM

    Overview. Belgium is the historical home market of Delhaize Group. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, Delhaize Group has built a strong market position (second in terms of sales), providing its customers with quality products and services at competitive prices. In 2001, Delhaize Belgium achieved sales of EUR 3.2 billion, an increase of 7.7% over 2000, through store openings and successful sales initiatives in its existing stores. Comparable store sales of Delhaize Belgium grew by 4.9%. Delhaize Belgium increased its market share from 24.1% to 24.6% (source: A.C. Nielsen). This advance was primarily due to the expansion of its number of affiliated stores AD Delhaize, Proxy Delhaize and Shop `n Go.

    Sales network. In Belgium, Delhaize Group's sales network consists of several brand names, depending on the specialty, store size and whether the store is directly operated, franchised or affiliated (that is, stores to which Delhaize Group sells wholesale goods and generates income only from sales made to such stores). As of December 31, 2001, Delhaize Group's sales network consisted of 675 stores in Belgium, an increase by 60 stores compared to 2000. The total net selling area increased by 7.3% to approximately 540,000 square meters. The network includes 300 supermarkets under the Delhaize "Le Lion" and AD Delhaize banners, 148 convenience stores under the Superette Delhaize, Proxy Delhaize, Delhaize City, Delhaize 2, Shop 'n Go and Bio Square banners, and 227 specialty stores, of which 133 health and beauty stores under the Di banner and 94 pet food and products stores under the Tom & Co banner.

     SUPERMARKETS

    The supermarkets directly operated by Delhaize Group in Belgium carry the banner Delhaize "Le Lion." The number of supermarkets increased in 2001 from 116 to 117. A Delhaize "Le Lion" supermarket offers approximately 18,000 SKUs. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom Delhaize Belgium sells its products at wholesale prices. The independent retailer benefits from the trade name and know-how of Delhaize Belgium. The AD Delhaize supermarket has a surface between 750 square meters and 1,200 square meters and offers 12,000 to 18,000 SKUs.

     CONVENIENCE STORES

    Delhaize Belgium's network of convenience stores consists of 148 stores under the Superette Delhaize, Proxy Delhaize, Shop 'n Go, Delhaize City and Bio Square banners.

    Superette Delhaize, Proxy Delhaize and Shop n' Go are affiliated stores. In recent years, such affiliates have proven to be a major source of growth for Delhaize Group in Belgium. Superette Delhaize and Proxy Delhaize stores have an average selling area of approximately 370 square meters (3,978 square feet). In Proxy Delhaize stores, the assortment of fresh products has been enlarged and private label products represent 80% of the 8,000 SKUs offered in Proxy Delhaize stores. The Shop 'n Go gas station convenience stores are located in Q8 gas stations and are a response to customer expectations regarding proximity, convenience, speed and longer operating hours. They have a selling area between 100 and 250 square meters (1,075 - 2,690 square feet) and offer over 1,200 SKUs.

    The Delhaize City stores are operated as neighborhood stores selling almost exclusively private label products, targeting primarily urban customers. In 2001, Delhaize Belgium launched its first exclusive organic products store under the Bio Square banner.

     E-COMMERCE

    Caddy-Home, the leading food products home delivery banner in Belgium, is the business-to-consumer operation of Delhaize Group that sells food products for which orders can be placed by telephone, fax and, since 1998, the Internet. During 2001, Caddy-Home increased the number of its customers to more than 14,000. At December 31, 2001, Caddy-Home was present in 11 cities throughout Belgium, delivering over 4,000 products to customers. The offer of virtual Delhaize stores was reinforced in 2001 with the launch of www.delhaizewineworld.com, an on-line service for wine shoppers, and www.delhaizegifts.com for the purchase of gifts. Another service launched in 2001 was "Take `n Go," enabling customers to place their orders by telephone, fax or Internet and pick them up in a supermarket or at another designated pick-up point.

     SPECIALTY STORES

    Di stores specialize in health aid and beauty care products. Tom & Co is a specialty chain focusing on food and care products and accessories for pets. The majority of the 227 Di and Tom & Co stores at the end of 2001 were operated under franchise agreements with independent operators.

    Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany), Intermarche (France) and Laurus (Netherlands). In addition, Delhaize Group faces competition from national retailers in Belgium, such as Colruyt. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize Belgium and its competitors engage in price competition.

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

    Assortment. The Belgian supermarkets of Delhaize Group sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. A Delhaize "Le Lion" supermarket sells approximately 18,000 SKUs. An AD Delhaize supermarket sells between 12,000 and 18,000 SKUs, depending on its selling area. A Superette Delhaize sells an average of 6,000 SKUs, while the Delhaize City stores sell approximately 3,500 SKUs. Management believes that Delhaize Group is a Belgium market leader in prepared meals. In 2001, Delhaize Group in Belgium sold approximately 43,000 prepared meals daily. Approximately 116 different prepared meals are offered. In Belgium, Delhaize Group has also developed a large range of organic products. On December 31, 2001, Delhaize Group offered more than 400 organic products in Belgium. In 2001, sales of organic products by Delhaize Belgium increased by 35%, representing more than 2% of Delhaize Group's food sales in Belgium in 2001.

    Private Label. In Belgium, Delhaize Group actively promotes two different lines of private label products, including more than 4,000 different SKUs under the brands Derby and Delhaize. Derby products, which are marketed as low price products, are generic private label products with a "no frills" packaging. Delhaize products, which are marketed as value priced products, are higher quality products at competitive prices compared to Derby products. In 2001, private label sales accounted for more than 30% of Delhaize Group's total sales in Belgium.

    Loyalty Card. In 1992, Delhaize Group's stores in Belgium introduced a loyalty card known as the Plus Card, which in 2001 was used by customers for over 90% of total sales in Delhaize "Le Lion" supermarkets. The Plus Card also provides benefits for shoppers at other Delhaize Group stores in Belgium. Since 1999, Delhaize Group has developed partnerships with other suppliers of goods and services in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2001, more than 2.6 million Plus Cards are outstanding in Belgium.

OTHER

EUROPE OTHER THAN BELGIUM

    Overview. In 2001, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 13.7% to EUR 1.1 billion. In 2001, Delhaize Group increased the number of European stores outside Belgium by 47 to a total of 224 at the end of 2001.

    Greece. In 1992, Delhaize Group acquired 45.4% of Alfa-Beta Vassilopoulos S.A. and since 1995 has owned a 50.6% interest in Alfa-Beta Vassilopoulos S.A. In January 2001, Alfa-Beta acquired Trofo, a Greek food retailer, to create what management believes is the second largest food retailer (in terms of sales) in Greece. Trofo operated, at the time of the acquisition, 45 supermarkets and 12 discount warehouse stores. Its sales network also counted 40 franchise stores that are not included in the sales network of Delhaize Group. As of December 31, 2001, Alfa-Beta Vassilopoulos S.A. operated a chain in Greece including 93 supermarkets and 11 cash & carry stores, compared to 53 supermarkets at the end of 2000. At the end of 2001, Alfa-Beta had 6,248 employees as of December 31, 2001, 2,083 more than one year ago, due to the acquisition of Trofo. Alfa-Beta seeks to attract customers looking for competitive pricing as well as high quality products and services.

    The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Carrefour and Delhaize Group are the only foreign supermarket chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa-Beta competes with supermarket chains, supercenters, discount food stores (Lidl) and traditional Greek grocery stores and markets.

    Permits from municipal, health regulation and fire protection authorities are required for opening a new store and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited.

    Czech Republic and Slovakia. Delvita A.S. has been the operating company for Delhaize Group's interests in the Czech Republic since 1991 and Slovakia since 1998. Delhaize Group owned 75% of Delvita at the time of its formation in 1991 and has since become the sole shareholder. In March 1999, Delvita acquired from the Interkontakt Group 39 stores in the Czech Republic and 11 stores in Slovakia. As of December 31, 2001, Delhaize Group operated 94 stores in the Czech Republic under the banners Delvita and Sama, and 16 stores in Slovakia under the banner Delvita. The Delvita market strategy is to provide the best quality at a competitive price. In 2001, Delvita continued to reinforce its offerings and services, combined with an update of its pricing and promotions strategy.

    In 2001, Delvita developed a renewed supermarket concept highlighting freshness and convenience. By the end of 2001, Delvita had remodelled 15 stores in line with this concept. In 2001, Delvita also undertook an in-depth evaluation of its store portfolio. As a result, it decided to close eight of its stores that did not meet long-term performance expectations. The closures included seven stores acquired from Interkontakt in 1999. It was also decided to record an asset impairment charge for seven other Delvita stores. As a consequence, Delhaize Group recorded an exceptional charge in 2001.

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

    In the Czech Republic and Slovakia, there are limited regulatory constraints relating to store openings, store extensions or business hours.

    Romania. Delhaize Group owns a 51% ownership interest in Mega Image. As of December 31, 2001, Mega Image operated 10 supermarkets, all located in Bucharest. Mega Image employed 593 people at the end of 2001. Mega Image's sales grew sharply at its existing ten stores, partly attributable to the remodeling of five of the Mega Image supermarkets. The remodeling resulted in an increased focus on fresh departments, the creation of more space for the customers and the implementation of new design and merchandising techniques. This was accompanied by a reduction in product assortment in order to be able to invest additional space in the fresh departments.

SOUTHEAST ASIA

    Overview. Delhaize Group entered Southeast Asia in 1997. As of December 31, 2001, Delhaize Group operated 86 stores in that area, consisting of Food Lion stores in Thailand, Super Indo stores in Indonesia and Shop N Save stores in Singapore. For the year ended December 31, 2001, sales of the Asian operations of Delhaize Group amounted to EUR 187.0 million, when 49% of Shop N Save sales are included. With 100% of Shop N Save included, total Asian sales would have been EUR 264.1 million. In its Southeast Asian markets, Delhaize Group operates as an Every Day Low Price retailer in which it offers to its customers on a daily basis low prices for most products.

    Thailand. Delhaize Group entered the Thai market in June 1997 through a partnership in a company called Bel-Thai Supermarkets Co., Ltd. Effective May 31, 2002, Bel-Thai Supermarkets Co., Ltd. changed its name to Food Lion (Thailand) Limited. Currently, Delhaize Group directly and through its affiliates owns all of the shares of Food Lion (Thailand). As of December 31, 2001, Bel-Thai Supermarkets' sales network consisted of 26 stores. Food Lion (Thailand) operates its stores under the Food Lion banner.

    Indonesia. In 1997, Delhaize Group entered Indonesia by acquiring an interest in Super Indo, an operator of 11 stores. The company has grown steadily and operated 29 stores at December 31, 2001. Delhaize Group owns 51% of Super Indo with the remaining 49% being owned by the Indonesian Salim Group.

    Singapore. Singapore is the most recent market in Southeast Asia entered by Delhaize Group. In 1999, Delhaize Group acquired 49% of Shop N Save, which management believes is the third largest food retailer in Singapore, based on sales. Delhaize Group owns 49% of Shop N Save with the other 51% being owned by QAF, a Singapore company. At December 31, 2001, Shop N Save operated 31 stores.

D. PROPERTY

The following is a summary of Delhaize Group's sales network as of December 31, 2001.

STORE OWNERSHIP OF SALES NETWORK

                                    DIRECTLY OPERATED
                                         STORES
                                    -----------------
                                                           AFFILIATED AND
                                    OWNED      LEASED     FRANCHISED STORES    TOTAL STORES
                                   ------    --------     -----------------    ------------
United States.....................    122       1,337            ---               1,459
Belgium...........................     90         147            438                 675
Other.............................     80         230            ---                 310
                                   ------    --------         ------                 ---
          Total...................    292       1,714            438               2,444
                                   ======    ========         ======               =====

     The majority of Delhaize Group's directly operated stores are leased. Most stores under lease are located in the United States. With the exception of 122 owned stores, as of December 31, 2001, Food Lion, Hannaford and Kash n' Karry occupy various store premises under lease agreements providing for initial terms of up to 30 years, with renewal options generally ranging from five to 20 years. Delhaize America owns and operates its 11 warehousing and distribution facilities (totaling approximately 883,000 square meters or approximately 9.5 million square feet). Delhaize America also owns and operates its transportation fleet. In Belgium, at December 31, 2001, Delhaize Group owned five of its six principal distribution centers, leased its three ancillary distribution centers and owned approximately 38% of its directly operated stores. At December 31, 2001, Delhaize Group owned two distribution centers and 25 stores in Greece, with 79 under leases, and owned two distribution centers and 43 stores in the Czech Republic and Slovakia, with 67 stores under leases.

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

    Delhaize America's results of operations included in Delhaize Group's years ended December 31, 2001, 2000, and 1999 covered 52 weeks. Super Discount Markets ("SDM") results of operations included in Delhaize Group's years ended December 31, 2001, 2000 and 1999 covered the period through November 12, 2001, the date SDM filed for bankruptcy, and covered 52 weeks for 2000 and 1999. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis.

    Delhaize Group consolidated and controlled (through a majority ownership of Delhaize America's voting shares) the operations of Delhaize America for all periods presented in this Item 5. At December 31, 2001, Delhaize Group owned 100% of Delhaize America's non-voting Class A common stock and voting Class B common stock. On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group American depository shares ("ADS") listed on the New York Stock Exchange ("NYSE"), or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to the date of the share exchange, Delhaize Group owned 36.8% of Delhaize America's non-voting Class A common stock and 56.3% of Delhaize America's voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 44.9%. At December 31, 2000, Delhaize Group owned 37.2% of Delhaize America's non-voting Class A common stock and 56.3% of Delhaize America's voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 45.1%. In July 2000, Delhaize America completed its acquisition of Hannaford. The financial information discussed in this Item 5 includes the results of Hannaford's operations for the full year in 2001 and for 22 weeks of 2000 beginning July 31, 2000.

    In reading the following discussion and analysis, please refer to Delhaize Group's audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, included under Item 18 below in this document. The financial statements referred to above were prepared in accordance with accounting principles generally accepted in Belgium ("Belgian GAAP") and include a discussion of the principal material differences between Belgian GAAP and accounting principles generally accepted in the United States of America ("US GAAP") as they apply to Delhaize Group. The reconciliation of Belgian GAAP to US GAAP is presented in Note 21 to the consolidated financial statements. This discussion and analysis of general financial condition and results of operations was prepared using Belgian GAAP.

CRITICAL ACCOUNTING POLICIES

    Delhaize Group has chosen accounting policies that it believes are appropriate to accurately and fairly report its consolidated financial statements and Delhaize Group applies those accounting policies in a consistent manner. The significant accounting policies are summarized in Note 1 to the consolidated financial statements.

    The preparation of the financial statements in conformity with Belgian GAAP requires that Delhaize Group make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. Delhaize Group evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. Actual results may differ from these estimates under different assumptions and conditions. Delhaize Group believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements. For those Belgian GAAP policies that differ significantly from those under US GAAP, Delhaize Group's accounting policy under US GAAP is also provided.

Revenue recognition

    Revenues are recognized at the point of sale to retail customers and upon delivery of inventory to franchised and affiliated customers. Delhaize Group records shipping and handling costs billed to customers as sales revenues. Under Belgian GAAP, costs incurred for shipping and handling are included in "selling, administrative and other operating expenses", "salaries, social security and pensions" and "depreciation and amortization", depending on the nature of the cost. Under US GAAP, these costs would be presented in "cost of sales."

    Income from suppliers for in-store promotions are non-refundable credits or payments that are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectibility is reasonably assured. Under Belgian GAAP, this income is included in "other operating income." Under US GAAP, this income would be presented as "cost of sales," net of advertising costs. Income from co-operative advertising is recognized in the period the related advertising occurs as "cost of sales."

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

    Delhaize Group has several "loyalty card" programs that provide its customers with discounts and incentives on purchases. The discounts and incentives offered through these cards include price discounts from the regular retail price for specific items, "buy one, get one free" incentives, and earning of "points" or similarly named awards that may later be submitted for point of sale discounts. The vendors fund some of the discounts, while Delhaize Group funds others. Discounts and incentives funded by Delhaize Group are recognized as a reduction in sales as products are sold. Incentives from vendors are recorded as a reduction to "cost of goods sold."

Incentives from vendors are recorded as a reduction to "cost of goods sold."

    Delhaize Group evaluates inventory shrinkage throughout the year based on actual physical counts in its stores and distribution centers and records reserves based on the results of these counts to provide for the estimated shrinkage as of the balance sheet date. The inventory shrinkage reserves are recorded in "cost of goods sold."

Store closing costs

    Plans related to store closings are completed within one year of making the decision to close, and Delhaize Group generally intends to complete the closings within a one year period following the business decision to close. As most of the Delhaize Group's stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group's previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begins immediately following the store closing.

    Inventory write-downs, if any, in connection with store closings, are classified in "cost of goods sold." Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with store closings. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

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

Intangible assets

    Intangible assets primarily include goodwill and rights to use trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. Delhaize Group separates goodwill created from equity purchases of businesses, classified in "goodwill arising on consolidation, net," and goodwill created from asset purchases of businesses, classified in "intangible assets, net." Goodwill created from equity purchases of businesses is amortized over their estimated useful lives on a straight-line basis. The choice of rate depends on the country where the investment is made: up to 40 years for countries with mature economies and up to 20 years for countries with emerging economies. The rights to use trade names, other intangible assets, and goodwill created from asset purchases of businesses are amortized on a straight-line basis over their estimated useful lives.

    Under US GAAP, Delhaize Group will adopt United States Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which addresses the financial accounting and reporting standards for acquisitions of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. Effective January 1, 2002, Delhaize Group will no longer be required to amortize goodwill and indefinite life intangible assets as a charge to earnings. In addition, Delhaize Group will be required to conduct an annual review of goodwill and other intangible assets for potential impairment. Amortization expense totaled EUR 158.1 million, EUR 59.1 million, and EUR 15.5 million for the years ended December 31, 2001, 2000, 1999, respectively. Delhaize Group is currently evaluating the provisions of SFAS 142 and has not yet determined the effect the adoption of this standard will have on its consolidated financial statements.

A.  OVERVIEW

    The core activity of Delhaize Group is the sale of food through supermarkets in North America, Europe and Southeast Asia. In addition, Delhaize Group engages in food wholesaling and in nonfood retailing such as pet products and health and beauty products. At December 31, 2001, Delhaize Group had a sales network of 2,444 stores in 10 countries. At December 31, 2001, these operations were primarily located in the United States and Belgium.

    During the year ended December 31, 2001, Delhaize Group's sales increased 17.8% as compared with sales for the year ended December 31, 2000. During the year ended December 31, 2000, sales of Delhaize Group increased 27.0% as compared with sales posted during the year ended December 31, 1999. In all these periods, there was a positive translation effect on Delhaize Group's sales as a result of the strong U.S. dollar. The translation effect is defined as the effect of fluctuations in the exchange rates in the functional currencies of Delhaize Group's subsidiaries to the Euro, the reporting currency of Delhaize Group. In addition, Delhaize Group achieved these sales increases by selectively adding a significant number of stores to its sales network, making strategic acquisitions and sharpening its focus on customer satisfaction. During the year ended December 31, 2001, Delhaize Group increased the number of stores in its sales network by 134 stores to a total of 2,444 stores. The Trofo acquisition, in 2001, increased Delhaize Group's sales network by 57 stores. At December 31, 2000, Delhaize Group had a sales network of 2,310 stores, or 198 more than the 2,112 stores within the network at December 31, 1999. The Hannaford acquisition, in 2000, increased Delhaize Group's sales network by 106 stores.

    Net income for the year ended December 31, 2001, decreased 7.0% compared with net income for the year ended December 31, 2000. Although there was an increase of the average ownership of Delhaize Group in Delhaize America and a positive translation effect in 2001, net income was negatively affected by increased amortization, depreciation and interest expense, associated with the Hannaford acquisition. In addition, net income was negatively affected by increased charges for store closings, the closure of SDM, and by increased amortization and depreciation expense related to the share exchange with Delhaize America.

    Net income for the year ended December 31, 2000, decreased 5.4% compared with net income for the year ended December 31, 1999. Although there was a positive translation effect in 2000, net income was negatively affected by increased amortization and depreciation expense, interest expense and merger-related costs, all associated with the Hannaford acquisition. Net income was also negatively affected by increased charges for store closings and decreased gross margin at Delhaize America.

    As stated previously, on April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group ADSs listed on the NYSE, or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to that time, Delhaize Group owned 44.9% of Delhaize America's stock.

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

    Net income, as determined in accordance with US GAAP was EUR 148.0 million, EUR 150.7 million and EUR 165.9 million, for the years ended December 31, 2001, 2000 and 1999, respectively. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group's net income, include the accounting treatment of goodwill, pensions, fixed assets, stock based compensation, foreign currency transactions and leases. See Note 21 to the consolidated financial statements.

B.  SELECTED RESULTS OF OPERATIONS

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
                                                                        2001           2000          1999
                                                                    ----------   ------------   ----------
                                                                              (IN MILLIONS OF EUR)
Belgian GAAP:
  Sales...........................................................  21,395.9       18,168.2       14,310.1
  Gross profit(1).................................................   5,427.6        4,472.2        3,503.3
  Other operating costs(2)........................................   5,030.4        4,141.2        3,134.2
  Net financial expenses..........................................     464.3          296.2          140.1
  Net exceptional (expenses) income...............................    (96.4)         (41.3)            2.6
  Income taxes....................................................     191.8          145.7          189.5
  Income after taxes and before minority interests................     168.8          256.2          321.2
  Net income......................................................     149.4          160.7          169.9

----------

(1) Represents sales less cost of goods sold.

(2) Represents total operating costs excluding cost of goods sold.

SALES

The following table sets forth, for the periods indicated, Delhaize Group's sales contribution by geographic region:

                                                                  YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                                     2001                  2000                 1999
                                             ------------------    ------------------    -----------------
                                                EUR         %         EUR         %        EUR         %
                                             --------     -----    --------     -----    --------    -----
                                                            (IN MILLIONS, EXCEPT PERCENTAGES)
SALES CONTRIBUTION
United States.........................       16,905.0      79.0    14,069.5      77.5    10,505.7     73.4
Belgium...............................        3,212.9      15.0     2,983.6      16.4     2,802.2     19.6
Other.................................        1,278.0       6.0     1,115.1       6.1     1,002.2      7.0
                                             --------     -----    --------     -----    --------    -----
          Total.......................       21,395.9     100.0    18,168.2     100.0    14,310.1    100.0
                                             ========     =====    ========     =====    ========    =====

OVERVIEW

    Sales increased 17.8% during the year ended December 31, 2001, over the corresponding period in 2000. This increase in sales was primarily due to the consolidation of a full year of results for Hannaford and the addition of 134 stores to the sales network. Excluding the effects on sales from the Hannaford and Trofo acquisitions, the closure of SDM and the disposal of P.G. in 2000, the increase was the result of sales growth of 4.0%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 4.0% was the result of a net increase of the sales network of 109 stores and a comparable store sales increase of 4.9% and 1.4% at Delhaize Belgium and Delhaize America, respectively.

    Sales increased 27.0% during the year ended December 31, 2000 over the corresponding period in 1999. This increase in sales was primarily due to the Hannaford acquisition, which added 106 stores to the sales network. Excluding the effects on sales from the Hannaford acquisition, the increase was a result of sales growth of 5.3%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 5.3% was the result of a net increase of the sales network by 92 stores and a comparable store sales increase of 3.4% and 0.8% at Delhaize Belgium and Delhaize America, respectively.

UNITED STATES

    Sales increased 20.2% during the year ended December 31, 2001, over the corresponding period in 2000. This increase was primarily a result of the 106 stores added in connection with the Hannaford acquisition in the third quarter of 2000, offset by the closure of SDM. Excluding the effect on sales from the Hannaford acquisition and the closure of SDM, the increase was a result of sales growth of 2.9%, at constant exchange rates, and a positive translation effect resulting from the strong US dollar. The sales growth of 2.9% was a result of a net increase of the sales network by the opening of 39 new stores and the renovation of 145 stores by Delhaize America. Remodeling efforts included the updating of equipment and properties, as well as increasing selling area and adding deli/bakeries to selected stores. During 2001, Delhaize America also closed three stores and relocated five stores. Comparable store sales at Delhaize America increased by 1.4% during the year ended December 31, 2001.

    Sales increased 33.9% during the year ended December 31, 2000, over the corresponding period in 1999. This increase was a result of sales growth of 15.8%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 15.8% was a result of a net increase of the sales network by 106 stores acquired as part of the Hannaford acquisition, the opening of 66 new stores by Delhaize America and 10 new stores by SDM, and the renovation of 173 stores by Delhaize America. During 2000, Delhaize America also relocated 10 stores and closed 18 stores. Comparable store sales of Delhaize America increased by 0.8% during the year ended December 31, 2000.

BELGIUM

    Sales increased 7.7% during the year ended December 31, 2001, over the corresponding period in 2000. This increase was primarily due to the expansion of the sales network by 60 stores and a comparable store sales increase of 4.9%. All banners increased their comparable store sales, with the strongest sales growth realized by the AD Delhaize, Proxy Delhaize and Shop `n Go banners. All major banners increased their number of stores.

    Sales increased 6.4% during the year ended December 31, 2000, over the corresponding period in 1999. This increase was primarily due to the expansion of the sales network by 62 stores and a comparable store sales increase of 3.4%. All banners increased their number of stores and comparable store sales, with the strongest sales growth realized by the AD Delhaize, Superette Delhaize and Proxy Delhaize banners.

OTHER

    Sales increased 14.6% during the year ended December 31, 2001, over the corresponding period in 2000. The January 2001 acquisition of Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary, ENA, S.A., added EUR 222.6 million in sales from the date of acquisition. This sales increase was primarily due to new store openings in all countries other than the Czech Republic and Slovakia. The decrease in sales at Delvita was primarily due to the closure of eight stores in 2001. Sales growth was also negatively affected by the divestiture of the French subsidiary, P.G., in 2000.

    Sales increased 11.3% during the year ended December 31, 2000, over the corresponding period in 1999. This sales increase was primarily due to new store openings in all countries. The May 2000 acquisition of Mega Image (Romania) added EUR 20.2 million in sales from the date of acquisition.

GROSS PROFIT

    Gross profit, defined as sales less cost of goods sold, increased 21.4% for the year ended December 31, 2001 over the corresponding period in 2000. In addition to a positive translation effect resulting from the strong U.S. dollar, gross profit increased primarily due to the sales increases that resulted from acquiring and opening new stores, renovating existing stores and increasing gross margins. Gross margin at Delhaize Group increased from 24.6% in the year ended December 31, 2000 to 25.4% in the comparable period in 2001 primarily as the result of improved product mix, reduced inventory shrinkage, fewer price promotions, increased buying power and the roll-out of zone pricing at the Delhaize America banner, Food Lion. More effective category management and the first full year of consolidation of Hannaford were also contributors to this positive trend.

    Gross profit increased 27.7% for the year ended December 31, 2000, over the corresponding period in 1999. In addition to a positive translation effect resulting from the strong U.S. dollar, gross profit increased primarily due to the sales increases that resulted from acquiring and opening new stores, renovating existing stores and increasing gross margins. Gross margin at Delhaize Group increased from 24.5% in the year ended December 31, 1999 to 24.6% in the comparable period in 2000, primarily as the result of the acquisition of Hannaford by Delhaize America and the increase of private label sales, effective category management and initiatives of margin blending at Delhaize Belgium. This increase was partially offset by increased price promotions, the cost of markdowns, a change in product mix and inventory shrinkage at Delhaize America.

OTHER OPERATING COSTS

    Other operating costs as a percentage of sales increased from 22.8% during the year ended December 31, 2000 to 23.5% in the corresponding period in 2001 due to increased selling, administrative and other operating expenses, increased salaries, social security and pension costs and increased depreciation and amortization. Salaries, social security and pension costs increased, as a percentage of sales, from 12.8% in 2000 to 13.0% in 2001, mainly due to the increased health care costs at Delhaize America and the increased salaries in Belgium due to the legally mandated annual inflation adjustment. Depreciation and amortization increased from 2.8% of sales in the year ended December 31, 2000 to 3.4% of sales in the year ended December 31, 2001. Depreciation increased due to the construction of new stores, the increase in leasehold improvements, the purchase of new equipment and the purchase price allocation related to the share exchange with Delhaize America. Amortization expense increased as a result of the additional goodwill and intangible assets generated by the share exchange with Delhaize America and the amortization of the Hannaford goodwill and intangible assets for 12 months compared to five months in 2000. During the year ended December 31, 2001, Delhaize Group recognized store closing costs of EUR 8.5 million primarily related to eight planned store closings in the normal course of business at Delhaize America. These store closing costs primarily consisted of estimated post-closing lease liabilities, other exit costs associated with the store closing commitments and related asset impairment charges. During the year ended December 31, 2000, Delhaize Group recorded EUR 29.5 million in store closing costs related to 22 planned store closings in the normal course of business. Miscellaneous goods and services decreased from 6.8% in 2000 to 6.7% in 2001. These expenses were well controlled across all operating companies despite the changing markets and economic conditions, demonstrating Delhaize Group's ability to react quickly to changes in sales and competitive activity.

    Other operating costs as a percentage of sales increased from 21.9% during the year ended December 31, 1999 to 22.8% in the corresponding period in 2000 due to increased selling, administrative and other operating expenses, increased salaries, social security and pension costs and increased depreciation and amortization. Salaries, social security and pension costs increased, as a percentage of sales, from 12.6% in 1999 to 12.8% in 2000, mainly due to the increased labor costs at Delhaize America resulting from low unemployment rates in its operating market, which were partially offset by cost discipline and government measures to reduce social security contributions by employers in Belgium. Depreciation and amortization increased from 2.3% of sales in the year ended December 31, 1999 to 2.8% of sales in the year ended December 31, 2000. Depreciation increased due to the construction of new stores, the increase in leasehold improvements and the purchase of new equipment. Amortization expense increased as a result of additional goodwill and intangible assets generated by the Hannaford acquisition and by the purchase of 2.9 million Delhaize America shares by Delhaize Group on the open market in the first half of 2000. Higher rent expenses and store closing charges resulted in an increase in selling, administrative and other operating expenses as a percentage of sales from 7.0% in the year ended December 31, 1999 to 7.2% in the comparable period in 2000. During the year ended December 31, 2000, rent costs of Delhaize Group as a percentage of sales increased compared to the same period in 1999 due to new leased stores and the expansion of existing stores, primarily at Delhaize America. During the year ended December 31, 2000, Delhaize Group recognized net store closing costs of EUR 29.5 million primarily related to 22 planned store closings in the normal course of business. During the year ended December 31, 1999, Delhaize Group recorded EUR 11.9 million in net store closing costs related to 16 planned store closings in the normal course of business. These net store closing costs primarily consisted of estimated post-closing lease liabilities, other exit costs associated with the store closing commitments and related asset impairment charges.

STORE CLOSING COSTS IN THE NORMAL COURSE OF BUSINESS

    Plans related to store closings are completed within one year of making the decision to close, and Delhaize Group generally intends to complete the closings within a one year period following the business decision to close. As most of the Delhaize Group's stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group's previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begins immediately following the store closing.

    Inventory write-downs, if any, in connection with store closings, are classified in "cost of goods sold." Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with store closings. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

    Significant cash outflows associated with closed stores relate to ongoing lease payments. Because closed store operating leases are classified consistently with capital leases, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

    Store closing costs relating to store closings in the normal course of business are charged to operating income as "selling, administrative and other operating expenses" and "depreciation and amortization." See the section below entitled "Store Closing Costs" for further information.

NET FINANCIAL EXPENSES

    Net financial expenses during the year ended December 31, 2001 increased by 56.7% compared to the year ended December 31, 2000 and represent, as a percentage of sales, 2.2% in 2001 compared to 1.6% in 2000. This increase was primarily due to interest expense related to the financing of the Hannaford acquisition in July 2000 resulting in 12 months of interest expense compared to five months of interest expense in 2000. The strength of the U.S. dollar also contributed to this increase.

    Net financial expenses during the year ended December 31, 2000 increased by 111.4% compared to the year ended December 31, 1999 and represent, as a percentage of sales, 1.6% in 2000 compared to 1.0% in 1999. This significant increase was primarily due to the interest expense relating to the bridge financing used in connection with the Hannaford acquisition and interest expense due to borrowings incurred to purchase Delhaize America shares on the open market in 1999 and 2000.

    The interest coverage ratio, defined as operating income divided by net interest expense, was 2.1, 2.7 and 5.1 for the years ended December 31, 2001, 2000 and 1999, respectively.

NET EXCEPTIONAL (EXPENSES) INCOME

    Net exceptional expenses during the year ended December 31, 2001 were EUR
96.4 million compared to net exceptional expenses of EUR 41.3 million during the year ended December 31, 2000. The net exceptional expenses were primarily the result of EUR 42.2 million in merger costs related to the Hannaford acquisition and the share exchange with Delhaize America, EUR 34.5 million related to the closure of SDM, and EUR 19.1 million for the closure of eight Delvita stores, and an asset impairment relating to seven other Delvita stores, both as a result of a strategic review by Delhaize Group's management.

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

    Under Belgian GAAP, store closing costs related to store closings outside of the normal course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to "exceptional expenses." See the section entitled "Store Closing Costs" below for further information on store closings outside the normal course of business. Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP.

INCOME TAXES

    Delhaize Group's effective tax rate was 53.2%, 36.3% and 37.1% for the years ended December 31, 2001, 2000 and 1999, respectively. The effective tax rate increased in 2001 primarily as a result of non-deductible goodwill amortization related to the Hannaford acquisition and the share exchange with Delhaize America, and of the exceptional charges for the closings of SDM and Delvita stores, on which Delhaize Group, according to its accounting policy, could not record a tax benefit. The decrease in the effective tax rate in 2000 compared to 1999 was primarily as a result of a non-taxed gain realized on the disposal of the investment P.G., partially offset by the non-deductible goodwill mainly related to the Hannaford acquisition.

NET INCOME

    The following table sets forth, for the periods indicated, Delhaize Group's net income contribution by geographic region:

                                                            YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------
                                               2001                  2000                 1999
                                       ------------------    ------------------    -----------------
                                          EUR         %         EUR         %        EUR         %
                                       --------     -----    --------     -----    --------    -----
                                                       (IN MILLIONS, EXCEPT PERCENTAGES)
United States......................      169.4      113.4        88.5      55.1     135.0       79.5
Belgium............................       11.1        7.4        41.8      26.0      32.3       19.0
Other..............................      (31.1)     (20.8)       30.4      18.9       2.6        1.5
                                        ------     ------     -------     -----     -----      -----
          Total....................      149.4      100.0       160.7     100.0     169.9      100.0
                                        ======     ======     =======     =====     =====      =====

    In the year ended December 31, 2001, the contribution of the United States operations as a percentage of Delhaize Group net income increased to 113.4% as compared to 55.1% in the year ended December 31, 2000. The increase was primarily a result of the Delhaize Group's increased average ownership percentage in Delhaize America, a positive translation effect due to the strong U.S. dollar and a decrease in net income in Belgium primarily due to increase in amortization and depreciation expense due to the share exchange, partially offset by the costs related to the closing of SDM. This increase was also due to the decrease of the net income at the "Other" operating locations (see explanation below).

    In the year ended December 31, 2000, the contribution of the United States operations as a percentage of Delhaize Group net income decreased to 55.1% as compared to 79.5% in the year ended December 31, 1999. This decrease was primarily a result of increased amortization and depreciation expense, interest expense and merger related costs, all associated with the Hannaford acquisition, decreased gross margin and increased store closings at Delhaize America. These factors were partially offset by a slight increase of the average ownership interest of Delhaize Group in Delhaize America and the positive translation effects of a strong U.S. dollar.

    In the year ended December 31, 2001, the contribution of Belgian operations as a percentage of Delhaize Group net income decreased to 7.4% as compared to 26.0% in the year ended December 31, 2000. This decrease was primarily a result of the merger costs and increased amortization expense related to the goodwill associated with the share exchange.

    In the year ended December 31, 2000, the contribution of Belgian operations as a percentage of Delhaize Group net income increased to 26.0% as compared to 19.0% in the year ended December 31, 1999. This increase was primarily a result of gross margin improvements and cost control and the decrease of the net income realized by subsidiaries in the United States.

    In the year ended December 31, 2001, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income decreased to (20.8)% as compared to 18.9% in the year ended December 31, 2000. This decrease was primarily a result of exceptional expenses for store closings of eight Delvita stores, the impairment charge recorded for seven other Delvita stores, the decrease in net income at Alfa-Beta as a result of its acquisition of Trofo and the EUR 32.4 million non-recurring gain on the disposal of the investment in P.G in 2000.

    In the year ended December 31, 2000, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income increased to 18.9% as compared to 1.5% in the year ended December 31, 1999. This increase was primarily a result of the EUR
32.4 million gain on the disposal of the investment in P.G.

STORE CLOSING COSTS

    Under Belgian GAAP, store closing costs related to store closings in the normal course of business (i.e., on a store-by-store basis) are charged to operating income as "selling, administrative and other operating expenses" and "depreciation and amortization" and store closing costs related to store closings outside of the normal course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to "exceptional expenses."

    In September 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2001, Delvita recorded cash payments against these reserves of approximately EUR 0.1 million.

    In October 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its subsidiary, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United States bankruptcy code on November 12, 2001 and is in liquidation. In connection with these closings, Delhaize Group recorded liabilities of EUR 34.5 million.

    Other than those store closings in 2001 relating to Delvita and SDM, the majority of Delhaize Group's store closings in 2001, 2000 and 1999 relate to Delhaize America. Delhaize America had 179, 187 and 156 closed stores and planned to close 10, 14 and 7 stores at December 31, 2001, 2000 and 1999, respectively. The following information represents Delhaize America's store closings in the normal course of business and those outside of the normal course of business.

    Delhaize America had store closing liabilities of EUR 187.0 million, EUR
199.0 million and EUR 106.3 million at December 31, 2001, 2000 and 1999. The balance at December 31, 2001 of EUR 187.0 million consisted of lease obligations and other exit costs of EUR 159.2 million and EUR 27.8 million, respectively. The balance at December 31, 2000 of EUR 199.0 million consisted of lease obligations and other exit costs of EUR 163.6 million and EUR 35.4 million, respectively. The balance at December 31, 1999 of EUR 106.3 million consisted of lease obligations and other exit costs of EUR 96.5 million and EUR 9.8 million, respectively.

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

    Delhaize America uses a discount rate based on the current U.S. treasury note rates to calculate the present value of the remaining rent payments on closed stores.

    During 2001, Delhaize America recorded additions to closed store liabilities of EUR 8.5 million related to 12 store closings made in the ordinary course of business and adjustments to prior year estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 23.4 million. These reductions included cash payments of approximately EUR 17.1 million for ongoing rent payments on closed stores' remaining lease obligations, net of sublease income, EUR 1.3 million for lease termination fees and EUR 5.0 million paid for other exit costs, as discussed above. The non-cash adjustments of EUR 7.8 million related primarily to two events: 1) the revaluation of closed store liabilities of approximately EUR 6.7 million as a result of the share exchange by Delhaize Group; and 2) a reduction for closed stores acquired in the Hannaford acquisition, based on final purchase accounting allocation of EUR 14.5 million.

    During 2000, Delhaize America recorded additions to closed store liabilities of EUR 64.8 million related to 26 store properties acquired, or for which the lease was assumed, in the Hannaford acquisition. All but one of the 26 stores included in the reserve had been closed prior to the acquisition date. The remaining activities associated with closing and exiting these stores are to maintain the store under the leasehold requirements, to dispose of any owned property and equipment and to settle the remaining lease obligations. The acquired Hannaford liabilities for closed stores include EUR 43.2 million related to the present value of future unrecoverable lease liabilities with remaining non-cancelable terms ranging from 3 to 22 years. Other exit costs accrued are approximately EUR 21.6 million for activities that are directly related to the remaining lease obligations, which comprised EUR 11.2 million for real estate taxes, EUR 8.6 million for property maintenance and utilities and EUR 1.8 million for property insurance. Accrued other exit costs are paid over the remaining lease term. A non-cash reduction in the amount of approximately EUR 4.0 million was made prior to December 31, 2000, with a corresponding reduction in goodwill, principally related to a lease liability that was canceled.

    See Note 21 to the consolidated financial statements under Item 18 below for further information on store closing costs.

C.  LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2001, Delhaize Group had EUR 384.7 million of cash and cash equivalents compared to EUR 233.9 million at December 31, 2000. Historically, Delhaize Group's principal source of liquidity was cash generated from operations. Recently, debt has also become an important tool in the funding policy of Delhaize Group because of its significant growth. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations. Cash flow from operations has also been used historically to service outstanding debt and for the payment of dividends. Delhaize Group believes that its working capital is sufficient for its present requirements.

OPERATING ACTIVITIES

    Cash provided by operating activities was EUR 1,208.5 million, EUR 670.5 million and EUR 621.7 million during the years ended December 31, 2001, 2000 and 1999, respectively. The net increase in 2001 over 2000 was primarily due to increased cash flow from operations, improved working capital and reduced tax payments, partially offset by higher interest payments as a result of the refinancing of the short-term debt related to the Hannaford acquisition.

    Large adjustments in non-cash charges were due to the first full year consolidation of Hannaford and the share exchange with Delhaize America. Working capital requirements decreased by EUR 70.1 million primarily due to cash management improvements at Delhaize America.

INVESTING ACTIVITIES

    Cash used in investing activities decreased to EUR 608.3 million during the year ended December 31, 2001 compared with EUR 3,330.4 million for the year ended December 31, 2000 and EUR 758.6 million for the year ended December 31, 1999. The net decrease in cash used in investing activities in 2001 compared to 2000 was primarily due to the Hannaford acquisition in 2000. The net increase in cash used in investing activities in 2000 over 1999 was primarily due to higher acquisition activity. In 2000, Delhaize Group used approximately EUR 2,862 million, net of cash acquired, for the Hannaford acquisition and used EUR 56 million in connection with the purchase of 2.9 million Delhaize America shares on the open market.

    Capital expenditures were EUR 553.6 million for the year ended December 31, 2001 compared with EUR 544.7 million for the year ended December 31, 2000 and EUR 524.7 million for the year ended December 31, 1999. The modest increase was due to the deceleration of store openings, specifically in the United States. During 2001 Delhaize Group added 83 new stores to its sales network through store openings and added 51 stores through its acquisitions. Additionally, Delhaize America renovated 145 existing stores. In 2001, total selling area (including acquisitions) of Delhaize Group increased by 3.9% from 4.8 million square meters (52.1 million square feet) at the end of 2000 to 5.0 million square meters (54.2 million square feet) at the end of 2001. During 2000, Delhaize Group added 152 new stores to its sales network through store openings and added 127 stores through its acquisitions.

Delhaize America renovated, and in most cases also enlarged, 173 existing stores. During 1999, Delhaize Group added a total of 110 stores to its sales network through store openings, while Delhaize America renovated 145 existing stores. In 2000, total selling area (including acquisitions) of Delhaize Group increased 16.1% from 4.2 million square meters (44.8 million square feet) at the end of 1999 to 4.8 million square meters (52.1 million square feet) at the end of 2000. The following shows the breakdown of capital expenditures by geographic area in 2001, 2000 and 1999.

                     CAPITAL EXPENDITURES BY GEOGRAPHIC AREA

                                                                 YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
                                                              2001        2000         1999
                                                           ---------   ---------    --------
                                                             (AMOUNTS IN MILLIONS OF EUR)

United States.............................................    431.3       435.1       376.5
Belgium...................................................     93.8        73.5        86.4
Other.....................................................     28.5        36.1        61.8
                                                              -----       -----       -----
          Total...........................................    553.6       544.7       524.7
                                                              =====       =====       =====

Business Acquisitions and Share Exchange

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

    As noted earlier, on April 25, 2001, Delhaize Group and Delhaize America, Inc. consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group ADSs listed on the NYSE, or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to that time, Delhaize Group owned 44.88% of Delhaize America's stock.

    As consideration for this share exchange, Delhaize Group issued approximately 40.2 million shares having an aggregate value of approximately EUR
2.3 billion for the remaining 55.12% of Delhaize America's stock not previously owned. Additional direct costs incurred in connection with the acquisition, principally investment banking, legal and other professional fees, in the amount of EUR 24.5 million have been included in the purchase price allocation.

    In January 2001, Delhaize Group acquired Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary ENA, S.A., and paid approximately EUR 49.3 million. This acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 77.9 million. Goodwill is being amortized over 20 years using the straight-line method.

    On July 31, 2000, Delhaize America completed its acquisition of Hannaford. The total consideration of approximately EUR 3.7 billion consisted of approximately EUR 3.0 billion in cash and approximately 25.6 million shares of Delhaize America Class A common stock valued at approximately EUR 714.0 million. Delhaize America utilized a USD 2.5 billion (approximately EUR 2.8 billion) 364-day term loan facility and an existing revolving credit facility to fund the acquisition of Hannaford. To obtain approval of the Hannaford transaction, an agreement was reached with the United States Federal Trade Commission under which 38 of Hannaford's stores in the Southeast United States were sold. Additionally, Hannaford closed its 13 other stores in the Southeast United States. After these divestitures and closings, Hannaford operated 106 stores, exclusively in the Northeast United States. These store operations are expected to contribute approximately EUR 3.2 billion in sales to the consolidated results of Delhaize Group on an annual basis.

    In May 2000, Delhaize Group acquired 51% of Mega Image, which management believes is the largest supermarket chain in Romania based on net sales. The acquisition price was financed through available cash and debt. Mega Image reported sales of EUR 20.2 million in 2000 since the date of acquisition.

FINANCING ACTIVITIES

    Cash used in financing activities was EUR 460.1 million during the year ended December 31, 2001, compared to cash provided by financing activities of EUR 2,515.6 million in 2000 and cash provided by financing activities of EUR
256.9 million in 1999. In April 2001, Delhaize America refinanced the USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford. Delhaize America issued USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031. In February 2001, Delhaize The Lion Nederland issued EUR 150 million, 5.5% Eurobonds due in 2006. Delhaize Group used the proceeds from these issuances to repay EUR 2.9 billion in short-term loans. In 1999, Delhaize America entered into agreements to hedge a potential increase in interest rates prior to its planned long-term bond offering noted above. The notional amounts of the agreements were settled upon issuance of the bonds and debentures in April 2001, resulting in a cash outflow of USD 214.1 million (approximately EUR 239.0 million), before taxes.

    The net increase in cash provided by financing activities increased in 2000 primarily as a result of EUR 2.9 billion in short-term borrowings for the Hannaford acquisition by Delhaize America including approximately EUR 50 million of fees paid in connection with the financing. This increase was partially offset by additional repayments of short-term loans of approximately EUR 390 million, the suspension of Delhaize America's share repurchase program in 2000 (approximately EUR 134 million in 1999) and the decrease in cash provided by long-term borrowings of approximately EUR 140 million, which mostly related to Delhaize Belgium's 1999 Eurobond issuance.

    Long-term Borrowings

    As previously discussed, on April 19, 2001, Delhaize America refinanced its USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031, which we refer to in this report as the old securities. These old securities are general, unsecured obligations of Delhaize America and are fully and unconditionally guaranteed by Food Lion, LLC, Hannaford Bros. Co. and Kash N Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin's Foods of South Burlington, Inc., Shop `n Save-Mass., Inc., Hannaford Procurement Corp. and Boney Wilson & Sons, Inc., all direct and indirect subsidiaries of Delhaize America. On November 16, 2001, Delhaize America offered to exchange the old securities for exchange securities that are identical in all material respects to the old securities except that such exchange securities are registered under the Securities Act, are not subject to the transfer restrictions applicable to the old securities and are not subject to any covenants regarding exchange or registration rights. The exchange offer expired on December 17, 2001. USD 2,542,142,000 (approximately EUR 2,884,569,000) of old securities were tendered for exchange securities. USD 57,858,000 (approximately EUR 65,651,000) in old securities remain outstanding.

    In connection with the acquisition of Hannaford in July 2000, Delhaize Group assumed notes of approximately EUR 124 million and mortgages of approximately EUR 58 million.

    Short-term Borrowings

    During 2001, Delhaize America maintained two revolving credit facilities with a syndicate of commercial banks providing USD 1.0 billion (approximately EUR 1.1 billion) in committed lines of credit. After reviewing Delhaize America's working capital requirements, Delhaize America did not renew USD 500 million (approximately EUR 550 million) of these credit facilities when it expired in November 2001. The remaining USD 500 million (approximately EUR 550 million) line of credit expires in July 2005. As of December 31, 2001, Delhaize America had USD 140 million (approximately EUR 158.9 million) in outstanding borrowings. During 2001, Delhaize America had average borrowings of USD 126.8 million (approximately EUR 141.6 million) at a daily weighted average interest rate of 5.99%. There were borrowings of USD 285.0 million (approximately EUR
306.3 million) outstanding at December 31, 2000.

    In 2000, in connection with the acquisition of Hannaford, Delhaize America obtained a 364-day short-term loan facility that provided USD 2.5 billion (approximately EUR 2.8 billion). At December 31, 2000, Delhaize America had USD
2.4 billion (approximately EUR 2.6 billion) in outstanding borrowings against this short-term loan facility. During 2000, Delhaize America had average borrowings of EUR 1.1 billion at a daily weighted average interest rate of 8.07% on this short-term loan facility. Delhaize America paid fees for this short-term loan facility of EUR 31.7 million which have been amortized to expense over the term of the short-term borrowing. Delhaize America refinanced this term loan through a long-term bond offering in April 2001. See the section above entitled "Long-Term Borrowings."

    Delhaize Group had approximately EUR 296.8 million and EUR 286.0 million outstanding at December 31, 2001 and 2000, respectively, in other borrowings of less than one year (the "Short-term Credit Institution Borrowings"). The approximate weighted average rates of interest for the Short-term Credit Institution Borrowings were 4.48 % and 6.18% during 2001 and 2000, respectively.

    The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (collectively, the "Credit Institution Borrowings"), generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin upon withdrawal. Total amounts authorized under the Credit Institution Borrowings were approximately EUR 820 million and EUR 665 million at December 31, 2001 and 2000, respectively. The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2001 and 2000, Delhaize Group was in compliance with all such covenants.

    Delhaize Group had approximately EUR 115.6 million and EUR 160.8 million in short-term notes outstanding under the Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2001 and 2000, respectively.

    Contractual Obligations and Commitments

    The following table summarizes Delhaize Group's contractual obligations and commitments as of December 31, 2001

                                                  TOTAL      2002       2003       2004      2005       2006   THEREAFTER
                                                                         (IN MILLIONS OF EUR)
Short-term revolving credit facilities            158.9                                     158.9
Short-term credit institution borrowings          296.8     296.8
Short-term treasury program notes                 115.6     115.6
Long-term debt                                  3,799.5      22.1       34.5       29.2      15.9      865.6      2,832.2
Capital lease obligations                         813.2      44.5       63.4       62.9      61.1       60.7        520.6
Operating leases                                3,545.3     300.4      292.5      283.8     269.8      260.3      2,138.5

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

    FOREIGN EXCHANGE RISK. Because a substantial portion of Delhaize Group's assets, liabilities and operating results are denominated in U.S. dollars, it is exposed to fluctuations in the value of the U.S. dollar against the Euro. Delhaize Group does not hedge this U.S. dollar net investment. In 2001, a variation of 1 cent in the exchange rate of the Euro would have caused net income to vary by 1%, or EUR 3.3 million. Net income in 2001 would have decreased over that of 2000 by 9.8%, at constant exchange rates, rather than 7.0%.

    Delhaize Group finances the operations of its subsidiaries primarily through borrowings in its subsidiaries' local currencies. Substantially all of Delhaize Group's borrowings are denominated in U.S. dollar or Euro-zone currencies. Delhaize Group's only significant foreign currency transaction exposure as a result of its borrowings is due to U.S. dollar denominated debt at one of its Belgian entities which has a Euro functional currency. These borrowings were used to acquire non-monetary assets in the United States. At December 31, 2001, this subsidiary had approximately EUR 56.2 million of U.S. dollar borrowings outstanding. Under Belgian GAAP, foreign currency transaction gains and losses are deferred until the related benefits are provided from the non-monetary assets acquired with the borrowing proceeds. Under US GAAP, realized and unrealized foreign currency transaction gains and losses are recognized in income.

    Delhaize Group's financial risk management policy for non-U.S. dollar denominated assets is to match the currency distribution of its borrowings to the denomination of its assets and/or of its receivables to the denomination of its equity funding. As a result, fluctuations in its balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the only significant components of cash flow in Delhaize Group that are influenced by variations in exchange rates.

    INTEREST RATE RISK. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit, the use of its commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin at the borrowing date. At December 31, 2001, 81% of Delhaize Group's net debt was fixed for a period of at least one year; therefore, a one-point variation in interest rates would not materially affect interest expense of Delhaize Group in 2002.

    During 2001, Delhaize America, a subsidiary of Delhaize Group, entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements, which mature in 2006, involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semiannual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amount of the interest rate swap arrangements is approximately EUR 340.4 million (approximately USD 300 million).

    In 2000, Delhaize America entered into agreements to hedge against a potential increase in interest rates prior to its long-term bond offering, see section "Long-term Borrowing." The agreements were structured to hedge against the risk of increasing market interest rates based on U.S. treasury rates, with the specified rates based on the expected maturities of the planned debt issue. The notional amount of the agreements totaled USD 1.75 billion (approximately EUR 1.9 billion). The agreements were settled upon issuance of the debt. The unrealized loss of approximately EUR 239.0 million paid by Delhaize America will be amortized as interest expense over the life of the underlying debt. Additionally, in October 2000, Delhaize America entered into related agreements to limit the amount of any unrealized loss associated with future interest rate reduction. Delhaize America paid USD 19.8 million (approximately EUR 21.3 million), as consideration for these agreements which was amortized to expense over the period of the contract through April 26, 2001.

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

    Delhaize America implemented a captive insurance program in 2001; whereby, the self-insured reserves related to workers' compensation, general liability and auto coverage were reinsured by The Pride Reinsurance Company ("Pride"), an Irish reinsurance captive fully owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

    FOREIGN INVESTMENT RISKS. In addition to its significant operations in the United States and Belgium, Delhaize Group continues to expand its operations and other investments in a number of other countries. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

     o    labor disputes;

     o    uncertain political and economic environments;

     o    risks of war and civil disturbances;

     o    risks associated with the movement of funds;

     o    deprivation of contract rights;

     o loss of property by nationalization or expropriation without fair compensation;

     o risks relating to changes in laws or policies of particular countries, such as foreign taxation;

     o risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

     o    foreign currency exchange rate fluctuations.

    There can be no assurance that these problems or other problems relating to foreign operations will not be encountered by Delhaize Group in the future. Foreign operations and investments may also be adversely affected by laws and policies of the United States, Belgium and the other countries in which Delhaize Group operates governing foreign trade, investment and taxation.

    INFLATION AND CHANGING PRICES. During the fiscal year ended December 29, 2001, Delhaize America experienced a slight inflation on merchandise purchases of 1.1%, compared with 0.4% deflation during the fiscal year ended December 30, 2000. During the year ended December 31, 2001, food prices in Belgium increased by 4.2%, compared with an inflation rate of 0.9% during the year ended December 31, 2000. As in prior years, Delhaize Group experienced an increase in its labor costs during the year which was partially offset by increased productivity, as measured by the sales per man-hour ratio.

    Although there is the risk that inflation in Southeast Asia and in certain European countries in which Delhaize Group operates could have a material effect on Delhaize Group's results, such inflation has not had a material effect on sales or results of operations in these regions to date.

    EURO CONVERSION. On January 1, 1999, all the member countries of the European Union (other than the United Kingdom, Sweden, Denmark and Greece) established the EMU, which utilizes a single currency known as the Euro. Greece joined the EMU as of January 1, 2001. The introduction of the Euro has received significant attention in 2001 and early 2002. The cost of the introduction of the Euro to Delhaize Group was approximately EUR 3.8 million. These costs were expensed as incurred. Two-thirds of the costs were spent on modifying the information technology systems and one-third on staff training, customer information and miscellaneous additional operating costs.

E.  RECENT EVENTS AND OUTLOOK

RECENT EVENTS

    On May 23, 2002, Delhaize Group's shareholders, at an extraordinary general meeting, authorized the Board of Directors of Delhaize Group, at its discretion, for a period of five years expiring in June 2007, within certain legal limits, to increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 46 million. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

    On May 23, 2002, Delhaize Group's shareholders, at an extraordinary general meeting, authorized the Board of Directors of Delhaize Group to purchase Delhaize Group's ordinary shares, for a period of three years expiring in 2005, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group. The Board of Directors is also authorized for a period of 18 months expiring in 2003, to purchase, with no special conditions attached, a maximum of 10% of the outstanding Delhaize Group shares at a price between EUR 1 and EUR 150.

    On May 23, 2002, Delhaize Group's shareholders, at an extraordinary general meeting, approved proposed amendments to Delhaize Group's Articles of Association, which are set forth in a Press Release, dated April 27, 2002, of Delhaize Group (English translation) announcing an extraordinary general meeting to be held on Thursday, May 23, 2002, filed as Exhibit 99.1 to Delhaize Group's report on Form 6-K filed with the SEC on May 3, 2002 and incorporated by reference herein.


OUTLOOK

    In 2002, Delhaize Group expects to increase its sales network by a net amount of 131 stores to a total of 2,575 sales outlets. In 2002, Delhaize Group's expected capital expenditures for operations will be approximately EUR 715 million.

    In 2002, Delhaize America expects to open 45 new supermarkets, including 11 stores to be relocated, resulting in a total of 1,493 stores at the end of 2002. Approximately 137 stores will be remodeled or expanded. The total net selling area is expected to grow in 2002 by approximately 3.0%. Delhaize America will continue to balance sales and margin growth, and realize important synergies due to the acquisition of Hannaford.

    In 2002, Delhaize Belgium expects to add 61 stores to its sales network, including three supermarkets. In 2002, Delhaize Belgium extended its new commercial policy initiated in 2000 and 2001 in its produce and meat departments, to the full range of Delhaize Belgium's offerings. Under the new commercial policy, called Every Day Fair Prices, prices are consistently held at a fair level, while weekly promotions are abandoned and the weekly distribution of flyers is cancelled. The impact of this change is to lower costs in the supply chain and in store management allowing reinvestment in lower prices.

    In 2002, Delhaize Group also intends to add four stores in the Czech Republic and one in Slovakia. Five stores will be opened in Romania and one in Greece. In Southeast Asia, Delhaize Group will enlarge its sales network with 10 stores in Indonesia, 10 stores in Thailand and 5 stores in Singapore.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  BOARD OF DIRECTORS

    In accordance with Belgian law, Delhaize Group's affairs are managed by its Board of Directors. Under the Articles of Association of Delhaize Group, the Board of Directors must consist of at least three directors. The Delhaize Group Board of Directors currently consists of 14 directors. Eleven of the directors are non-executive directors and three members, Pierre-Olivier Beckers, the Chief Executive Officer of Delhaize Group, Bill McCanless, Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize America, and Hugh Farrington, Executive Vice President of Delhaize Group and Vice Chairman of Delhaize America, are executive directors. Eight of the current members of the Board of Directors represent different family branches descended from the founders of Delhaize Group. Five members of the Board of Directors, Frans Vreys, Arnoud de Pret Roose de Calesberg, William G. Ferguson, Richard Goblet d'Alviella and Robert J. Murray, are independent, which means generally that they are not officers or employees of Delhaize Group, family members of any executive officer of Delhaize Group, or, to our knowledge, directors, officers or employees of any significant shareholder of Delhaize Group. On June 13, 2002, Marcel Degroof (72) resigned from Delhaize Group's Board of Directors.

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

    The Delhaize Group Board of Directors and biographical information concerning its members are set forth below.

                                                                                 DIRECTOR         TERM
NAME                                                      POSITION                SINCE          EXPIRES
-------------------                              --------------------------     ----------       -------
Gui de Vaucleroy..............................            Chairman               May 1980         2004

Pierre-Olivier Beckers........................   President, Chief Executive      May 1995         2003
                                                     Officer & Director

Roger Boin....................................            Director               May 1990         2005

Baron de Cooman d'Herlinckhove................            Director               May 1973         2003

Hugh G. Farrington............................         Executive Vice            May 2001         2004
                                                    President & Director

William G. Ferguson...........................            Director               May 2001         2004

Richard Goblet d'Alviella.....................            Director               May 2001         2004

Jacques Le Clercq.............................            Director               May 1969         2003

R. William McCanless..........................         Executive Vice            May 2001         2004
                                                    President & Director

Robert J. Murray..............................            Director               May 2001         2004

Arnoud de Pret Roose de Calesberg.............            Director               May 2002         2005

Didier Smits..................................            Director               May 1996         2003

Philippe Stroobant............................            Director               May 1990         2005

Frans Vreys...................................            Director               May 1982         2003

    Gui de Vaucleroy (68). Gui de Vaucleroy has been Chairman of the Board of Directors of Delhaize Group since January 1, 1999. Mr. de Vaucleroy received his law degree and a Master's degree in economic sciences from U.C.L. He joined Delhaize Group in 1960 and was appointed successively member of the Executive Committee, Vice-President of the Executive Committee, Chief Executive Officer and President of the Executive Committee. From 1999 to 2002, Mr. de Vaucleroy was Chairman of the Federation of Belgian Enterprises.

    Pierre-Olivier Beckers (42). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999 and Chairman of the Board of Directors of Delhaize America since April 1999. Mr. Beckers earned a Bachelor's degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard

Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, and before assuming his current positions, gained a wide experience in the positions of buyer, director of purchasing, member of the Executive Committee, Director and Executive Vice-President of the Executive Committee in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year, awarded by the leading Belgian business magazine Trends/Tendances. Mr. Beckers is, since June 2002, Chairman of CIES - the Food Business Forum. Mr. Beckers is also a member of the Food Marketing Institute (FMI).

    Roger Boin (63). Roger Boin was elected Director of Delhaize Group in 1990. Mr. Boin received a degree in graphic arts from La Cambre in Brussels. From 1961 to 1996, Mr. Boin developed synthetic images at the French section of Belgian national television.

    Edgar-Charles de Cooman d'Herlinckhove (68). Baron de Cooman d'Herlinckhove earned a law degree and a Master's degree in economic sciences from U.C.L. and joined Delhaize Group in 1960. In 1968, he became member of the Executive Committee and was successively appointed Executive Director responsible for the supermarket division, purchasing of grocery and fresh products, distribution centers and information technology. Baron de Cooman d'Herlinckhove retired in 1995 and acted as a strategic consultant for Delhaize Group until 1998. In 1998, he became a non-executive director of the Company.

    Hugh G. Farrington (57). Hugh G. Farrington is an Executive Vice President of Delhaize Group and Vice Chairman of Delhaize America. Mr. Farrington was elected to the Board of Directors of Delhaize Group in 2001 and in 2000 was appointed as Vice Chairman of Delhaize America. Mr. Farrington was the Chief Executive Officer of Hannaford from 1992 to 2001. Mr. Farrington joined Hannaford in 1968. Over the next several years, he served as Assistant Store Manager, Store Manager, Regional Supervisor and General Manager and Vice President. Mr. Farrington was promoted in 1980 to Executive Vice President of Retail Operations. In 1984, Mr. Farrington became President and Chief Operating Officer of Hannaford. From 1992 to 2001, Mr. Farrington held the office of President and Chief Executive Officer of Hannaford. Mr. Farrington received a Bachelor's degree from Dartmourth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington serves on the Board of Trustees of Maine Medical Center and Maine Health, and also serves on the Maine Medical Assessment Foundation Board of Directors. Mr. Farrington was elected to the Board of Directors in May 2001.

    William G. Ferguson (74). William G. Ferguson has been a member of the
Board of Directors of Delhaize America since 1993. Mr. Ferguson was a member of the Delhaize America Audit and Stock Option Committees and was Chairperson of the Delhaize America Senior Management Compensation Committee. Mr. Ferguson has been a director of Snow Aviation International, Inc. since 1988 and the Executive Vice President since 1989. Mr. Ferguson was Chairman and Chief Executive Officer of TTI Systems, Inc. from 1977 through the sale of TTI Systems, Inc. to Transco Energy Company in 1986 and until he retired from Transco in 1989. From 1988 to 1997, Mr. Ferguson was Director of Jamestown Foundation, Washington D.C. Mr. Ferguson also served as President of Ashland Chemical Co., a division of Ashland Oil from 1969-1972. Mr. Ferguson holds a Bachelor's degree in biological sciences and chemistry from Washington University, St. Louis. Mr. Ferguson was elected to the Board of Directors in May 2001.

    Richard Goblet d'Alviella (53). Richard Goblet d'Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Mr. Goblet d'Alviella is a member of the Board of Directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Tractebel, Azeo, Danone Asia, Societe Europeenne des Satellites and ADSB Communications (Belgacom). Prior to joining Sofina, Mr. Goblet d'Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Mr. Goblet d'Alviella holds a Commercial Engineer's degree from Universite Libre de Bruxelles, Brussels, and a Master's degree in business administration from Harvard Business School. Mr. Goblet d'Alviella was elected to the Board of Directors in May 2001.

    Jacques Le Clercq (72). Jacques Le Clercq received a degree in commercial and colonial sciences. He joined Delhaize Group in 1958 and has served as director of purchasing, warehousing and transportation, President of Delhaize The Lion America, Chairman of Super Discount Markets and member of the Executive Committee and Board of Directors of Food Lion, Inc. In 1969, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group.

    R. William McCanless (44). Bill McCanless is an Executive Vice President of Delhaize Group and President and Chief Executive Officer of Delhaize America. Mr. McCanless has been President, Chief Executive Officer and member of the Board of Directors of Delhaize America since August 1999 and Chief Executive Officer and member of the Board of Directors of Food Lion since April 1999. From 1995 to 1999, Mr. McCanless was Senior Vice President of Administration and Chief Administrative Officer of Food Lion. Mr. McCanless received a Juris Doctorate degree from Wake Forest University School of Law and a Bachelor's degree in accounting from the University of North Carolina at Charlotte. Mr. McCanless is a member of the North Carolina State Bar and serves on the Board of Trustees of the University of North Carolina, Charlotte. Mr. McCanless was elected to the Board of Directors in May 2001.

    Robert J. Murray (60). Robert J. Murray has been Chairman of the Board, President and Chief Executive Officer of New England Business Service, Inc. since 1995. Mr. Murray has been a director of New England Business Service, Inc. since 1991. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master's degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001.

    Arnoud de Pret Roose de Calesberg (57). From 1991 to 2000, Arnoud de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Arnoud de Pret is a member of the Board of Directors of Interbrew, the Belgian brewery company.

    Philippe Stroobant (49). Philippe Stroobant received a Bachelor's degree in economics and a Master's degree in commercial affairs at I.C.H.E.C. in Brussels. He joined Delhaize Group in 1980 and successively became responsible for the beverages department, member of the Executive Committee, Vice President of the Executive Committee and Chairman of the Management Committee of Delhaize Belgium. In 1990, he was elected Director of Delhaize Group. On January 1, 1998, Mr. Stroobant left Delhaize Group as manager and in the same year was elected Chairman of Fost Plus.

    Didier Smits (40). Didier Smits received a Master's degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

    Frans Vreys (73). Frans Vreys earned a degree in commercial and financial Sciences at K.U. Leuven. From 1955 to 1994, Mr. Vreys worked for Cobepa, of which he became director and a member of the Management Board. In 1982, he was elected Director of Delhaize Group. In 1995, he became Chairman of the Board of Directors of Delhaize Group. On January 1, 1999, Mr. Vreys, who reached the age limit of the Chairmanship of the Board of Directors, resigned as Chairman of the Board. He still serves as a non-executive director of Delhaize Group. Mr. Vreys also serves as a director of Assubel, Paribas Deelnemingen, URS and VUM Group.

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

B.  EXECUTIVE OFFICERS

    In 2001, Delhaize Group implemented a new management structure which consists of:

     o a management structure organized around three operational regions (United States, Europe and Southeast Asia) and four support functions (finance department, legal affairs department, human resources department and information technology department);

     o an Office of the CEO which assists the President and Chief Executive Officer in the management of Delhaize Group; and

     o an expanded Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group.

OPERATIONAL REGIONS

                            -----------------------
                              EXECUTIVE COMMITTEE
                            -----------------------
                                       |
--------------------------------------------------------------------------------
|                        |                  |                       |
|                ----------------   -------------------   ----------------------
|                 UNITED STATES           EUROPE                    ASIA
|                ----------------   -------------------   ----------------------
|                      |                    |                        |
|-- Finance      Delhaize America   Belgium               Thailand
|                                    o Delhaize Belgium    o Food Lion Thailand
|-- Human          o Food Lion      Greece
|   Resources                        o Alfa-Beta          Indonesia
|                  o Hannaford      Czech Republic         o Super Indo
|-- Information                      o Delvita
|   Technology     o Kash n' Karry  Slovakia              Singapore
|                                    o Delvita             o Shop N Save
|-- Legal                           Romania
    Affairs                          o Mega Image


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

    Southeast Asia. Denis Knoops, Vice President of Asian Activities, is responsible for the Asian activities of Delhaize Group, which is comprised of Food Lion (Thailand), Super Indo (Indonesia) and Shop N Save (Singapore).

OFFICE OF THE CEO

    The Office of the CEO assists Pierre-Olivier Beckers, President and Chief Executive Officer, in the management of Delhaize Group. In addition to Mr. Beckers, the Office of the CEO includes: Craig Owens, Executive Vice President and Chief Financial Officer Delhaize Group; Bill McCanless, Delhaize Group Executive Vice President and Chief Executive Officer of Delhaize America; Renaud Cogels, Delhaize Group Executive Vice President and Chief Executive Officer of Delhaize Europe; and Hugh Farrington, Delhaize Group Executive Vice President and Vice Chairman of Delhaize America.


EXECUTIVE COMMITTEE

    The Executive Committee of Delhaize Group reviews and prepares strategic proposals for the Board of Directors, oversees the operational activities of the Company's operating units, and analyzes the business performance of Delhaize Group. The Executive Committee is composed of the members of the Office of the CEO (indicated above) and the following persons: Jean-Claude Coppieters `t Wallant, Delhaize Group Senior Vice President and General Secretary; Arthur Goethals, Delhaize Group Senior Vice President and General Manager of Delhaize Belgium; Michael Waller, Delhaize Group Senior Vice President and General Counsel; and Pierre Dumont, Delhaize Group Senior Vice President of Human Resources and Secretary of the Executive Committee.

    Delhaize Group's current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of the executive officers who are also members of the Board of Directors, which is set forth above).

                                                                                                 EXECUTIVE OFFICER/
                                                                                                   MEMBER OF THE
                                                                                                EXECUTIVE COMMITTEE
    NAME                                                            POSITION                            SINCE
    -------------------------                             ---------------------------           -------------------

    Pierre-Olivier Beckers......................    President and Chief Executive Officer               1990

    Bill McCanless..............................    Executive Vice President                            2001

    Hugh Farrington.............................    Executive Vice President                            2001

    Renaud Cogels...............................    Executive Vice President                            1988

    Craig Owens.................................    Executive Vice President and Chief                  2001
                                                    Financial Officer

    Jean-Claude Coppieters `t Wallant...........    Senior Vice President and General                   1987
                                                    Secretary

    Michael Waller..............................    Senior Vice President and General                   2001
                                                    Counsel

    Arthur Goethals.............................    Senior Vice President                               1994

    Pierre Dumont...............................    Senior Vice President of Human                      1995
                                                    Resources and Secretary of the
                                                    Executive Committee

    Renaud Cogels (53). Renaud Cogels is an Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Europe. Mr. Cogels was previously General Manager of Delhaize Belgium. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master's degree in economics at the University of Louvain. Mr. Cogels has been a member of the Board of Directors of Fedis, the Belgian retail federation, since 1998 and of Eurocommerce, the European retail federation, since 2000.

    Craig Owens (48). Craig Owens is Executive Vice President and Chief Financial Officer of Delhaize Group. Before joining Delhaize Group, Mr. Owens worked 19 years at Coca-Cola in different financial and management positions, including four years as President and Chief Executive Officer of the French bottler Coca-Cola Enterprise S.A. and lastly in the U.K. as Chief Financial Officer of Coca-Cola Beverages PLC, franchise owner in 13 European countries. Mr. Owens holds a Bachelor's degree in Politics from Washington and Lee University, Lexington, Virginia, and Master's degrees from the Wharton School of Business of the University of Pennsylvania and the Fletcher School at Tufts University.

    Jean-Claude Coppieters `t Wallant (56). Jean-Claude Coppieters 't Wallant is a Senior Vice President and General Secretary of Delhaize Group, as well as Secretary to the Board of Directors of Delhaize Group. Mr. Coppieters was Chief Financial Officer of Delhaize Group from 1998 - 2001, and has been Secretary of the Board of Directors of Delhaize Group since 1990. Mr. Coppieters joined Delhaize Group in 1971 as a member of the financial department. Mr. Coppieters became Director of Finance in 1974. In 1980, Mr. Coppieters became responsible for store expansion, real estate and insurance, and for accounting in 1990. From 1984 to 1987, Mr. Coppieters was Secretary of the Executive Committee and in 1987 he became a member of the Executive Committee. Mr. Coppieters received a Bachelor's degree in commercial and financial sciences at I.C.H.E.C., Brussels. Since 1994 Mr. Coppieters has been a member of the Board of Directors of Assubel "Accidents de Travail."

    Michael Rex Waller (48). Michael Rex Waller is a Senior Vice President and General Counsel of Delhaize Group, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump's Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor's degree in arts from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served in Texas as a law clerk for U.S. District Judge Robert O'Connor, Jr. in the Southern district of Texas.

    Arthur Goethals (56). Arthur Goethals is a Senior Vice President of Delhaize Group and General Manager of Delhaize Belgium. Mr. Goethals was previously the Chief Operating Officer of Delhaize Belgium and has been a member of the Executive Committee of Delhaize Group since 1994. Mr. Goethals joined Delhaize Group in 1972 and became successively store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with responsibility of developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals became successively Zone Director, Director Supermarkets Division and in 1994 Executive Director of Sales & Marketing for Delhaize Group. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School.

    Pierre Dumont (64). Pierre Dumont is Senior Vice President of Human Resources and Secretary to the Executive Committee. Mr. Dumont has been Director Development Group Human Resources of Delhaize Group since 1998 and Secretary of the Executive Committee of Delhaize Group since 1995. Mr. Dumont served as a member of the Board of Directors of Delhaize America from 1999-2001. Mr. Dumont earned a Juris Doctorate degree at the Vrije Universiteit Brussel, Brussels. After practicing law at the bar in Antwerp, Mr. Dumont joined Delhaize Group in 1964. Mr. Dumont was Vice President Human Resources from 1971 to 1997. He became advisor to the Executive Committee of Delhaize Group in 1984. Mr. Dumont has been Chairman of the social committee of Fedis, the Belgian retail organization, since 1995. Since 1970, Mr. Dumont has been a Judge at the Brussels Social Court of Appeal. In 1994, Mr. Dumont was awarded the Belgian Human Resources Manager of the Year.

C.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

    For the year ended December 31, 2001, the aggregate amount of compensation paid by Delhaize Group to its directors and executive officers as a group (20 persons) for services in all capacities was approximately EUR 7.5 million. The aggregate amount which Delhaize Group set aside or accrued to provide pension, retirement or similar benefits for the same directors and executive officers as a group for the year ended December 31, 2001 was approximately EUR 1.0 million. During 2001, Delhaize Group had no service contracts with any of its directors which provide benefits upon termination of service.

D.  EMPLOYEES

    As of December 31, 2001, Delhaize Group employed approximately 147,000 employees (of which approximately 63,000 were full-time employees and approximately 84,000 were part-time employees) compared to approximately 152,000 as of December 31, 2000. As of December 31, 2001, Delhaize Group employed approximately 114,000 employees in the United States, approximately 15,000 in Belgium and approximately 18,000 in other regions.

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

    As of December 31, 1999, Delhaize Group employed approximately 125,000 employees compared to approximately 119,000 as of December 31, 1998. As of December 31, 1999, Delhaize Group employed approximately 95,500 employees in the United States, approximately 14,000 in Belgium and approximately 15,500 in other regions

    Delhaize Group's policy with respect to labor unions is to comply with local regulations and collective bargaining agreements. We consider our relations with our employees to be good.

E.  SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

    The directors and executive officers of Delhaize Group as a group as of June 21, 2002 owned 1,268,238 Delhaize Group ordinary shares, which represents approximately 1.4% of the outstanding Delhaize Group ordinary shares. To our knowledge, no director or executive officer of Delhaize Group beneficially owns more than 1% of Delhaize Group's shares.

F.  OPTIONS TO PURCHASE SHARES FROM DELHAIZE GROUP AND STOCK INCENTIVE PLAN

DELHAIZE GROUP OPTIONS AND WARRANTS

    In April 2002, the Delhaize Group Board of Directors adopted the Delhaize Group 2002 Stock Incentive Plan (the "2002 Incentive Plan"), an incentive plan that is primarily targeted to management of Delhaize America and its subsidiaries. The 2002 Incentive Plan was approved by Delhaize Group's shareholders at the May 2002 Annual General Meeting. On May 22, 2002, the Board of Directors issued under the authorized capital and with effect on May 23, 2002, approximately 3.9 million warrants to the beneficiaries of the newly adopted 2002 Incentive Plan, with 1,793,825 of those warrants representing newly issued options and 2,059,753 of those warrants representing previously outstanding options transferred from Delhaize America's 2000 stock incentive plan to the 2002 Incentive Plan. The 2002 Incentive Plan will replace the currently existing Delhaize America stock incentive plan and allow Delhaize Group to satisfy option exercises in a more cost effective manner. Options issued under the 2002 Incentive Plan become exercisable as determined by the Board of Directors or a committee of the Board of Directors on the date of grant, provided that no option may be exercised more than ten years after the date of grant. Options may be either non-qualified stock options or incentive stock options. The options issued in 2002 will be exercisable until 2012. As of June 17, 2002, there were 3,853,578 options outstanding under the 2002 Incentive Plan.

    In June 2002, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 220,000 options to acquire Delhaize Group ordinary shares as incentive compensation to approximately 540 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. Options offered under the plan can be accepted from June 6, 2002 through August 4, 2002. The recipients of the options are able to exercise the options from January 1, 2006 through June 5, 2009. The exercise price for the options is EUR 54.30 per ordinary share.

    In June 2001, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 150,000 options to acquire Delhaize Group ordinary shares as incentive compensation to approximately 480 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. Options under the plan could be issued from June 5, 2001 through August 3, 2001. The recipients of the options are able to exercise the options from January 1, 2005 through June 4, 2008. The exercise price for the options is EUR 64.16 per ordinary share. As of August 3, 2001, the closing date of the offer, 134,900 options to acquire Delhaize Group ordinary shares were accepted and are still outstanding as of June 17, 2002.

    In May 2000, the Delhaize Group Board of Directors authorized the grant of warrants to subscribe to up to 130,000 Delhaize Group ordinary shares during various exercise periods between June 2004 and December 2006. As of the date of this document, Delhaize Group had issued warrants entitling beneficiaries to subscribe to 115,000 ordinary shares under this authorization, 114,400 of which are currently outstanding at an exercise price of EUR 63.10 per share.

    In June 1996, the Board of Directors of Delhaize Group authorized the issuance of up to 10,400 bonds with 50 warrants attached to each bond. Each warrant entitled the holder of such warrant to subscribe for one Delhaize Group ordinary share at an exercise price of EUR 44.62 per share. As of June 21, 2002, Delhaize Group had issued 9,943 of such bonds with 50 warrants attached. The warrants were exercisable during various periods through June

20, 2001. The exercise of warrants led to the issuance of 179,450 new shares in 2001. The unexercised warrants have become null and void.

    For additional information, see Note 21 to the consolidated financial statements under Item 18 below.

DELHAIZE AMERICA STOCK INCENTIVE PLANS

    Prior to the adoption of the 2002 Incentive Plan, Delhaize America sponsored a stock incentive plan under which options to purchase Delhaize Group ADRs were granted to officers, outside directors, key employees, consultants and individuals to whom written offers of employment have been made. With the adoption of the 2002 Incentive Plan no further options will be granted under Delhaize America's sponsored stock incentive plan. As of June 25, 2002, there were options to acquire 747,395 ADRs outstanding under this plan.

    Prior to the adoption of the 2002 Incentive Plan, Delhaize America's stock incentive plan also provided for restricted stock grants for officers, outside directors, key employees, consultants and individuals to whom written offers of employment have been made. The grants of restricted stock generally were made to executive officers and normally vest 25% each year starting on the second anniversary from the date of the grant. As of June 25, 2002, there were grants for 215,154 unvested ADRs outstanding under this plan.

    In May 2002, Delhaize America implemented a restricted stock unit plan that provides for restricted stock unit grants for officers, outside directors, key employees, consultants and individuals to whom offers of employment have been made. The grants of restricted stock units generally are made to executive officers and normally vest 25% each year starting on the second anniversary from the date of the grant. As of June 25, 2002, there were grants for 121,560 unvested restricted stock units outstanding.

    For additional information, see Note 21 to the consolidated financial statements under Item 18 below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

    Belgian law requires that each shareholder or group of shareholders owning more than 5% of the shares of a Belgian listed company notify a disclosure statement to such company and the Banking and Finance Commission.

    On April 25, 2001, The Bank of New York addressed a disclosure statement to Delhaize Group whereby it declared to hold 43.57 % of the total number of the outstanding shares of Delhaize Group as of that date. On April 30, 2001, The Bank of New York addressed a second disclosure statement to Delhaize Group to inform the company that the number of shares held by it was reduced to 28.17 % of such total number. In these two disclosure statements, The Bank of New York declared that it was only holding the shares of Delhaize Group in its capacity of Depositary for the account of the holders of ADRs and in its capacity of Exchange Agent intervening in the exchange of the shares of Delhaize Group against the shares of Delhaize America. In accordance with the provisions of the Deposit Agreement governing the ADR Program of Delhaize Group in which The Bank of New York acts as Depositary, The Bank of New York also announced in these disclosure statements that it will only exercise the voting rights attached to the shares deposited with it pursuant to voting instructions of the ADRs holders.

    To the exception of the disclosure statements of The Bank of New York, no shareholder or group of shareholders declared ownership of more than 5% of the capital of Delhaize Group as of December 31, 2001. Delhaize Group is not aware of the existence of agreements in respect of the shares of the company between family shareholders who are descendants of the founders of the company.

    The information set forth under the heading entitled "Share Ownership of Delhaize Group Management" under Section E of Item 6 above of this document is incorporated herein by reference.

    As of June 17, 2002, Delhaize Group's register of holders of its ordinary shares had one holder having a registered address in the United States. This one holder is the depositary for the Delhaize Group ADSs, The Bank of New York. Each ADS represents the right to receive one Delhaize Group ordinary share, which is deposited with

The Bank of New York. The ADSs are represented by ADRs which trade on the New York Stock Exchange. The Bank of New York has informed us that as of June 24, 2002, there were 14,761,065 ADRs outstanding and 20,351 record owners with a registered address in the United States. The Delhaize Group ADRs outstanding as of June 24, 2002 represent approximately 16.0% of the outstanding ordinary shares of Delhaize Group.

B.  RELATED PARTY TRANSACTIONS

    On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either Delhaize Group ADRs or ordinary shares. As a result of the share exchange, Delhaize America became a wholly-owned subsidiary of Delhaize Group. The Delhaize Group share exchange was unanimously approved by our Board of Directors and the Board of Directors of Delhaize America, unanimously recommended to the Delhaize America Board of Directors by a four-person special committee of independent directors of Delhaize America, and approved by our shareholders and the shareholders of Delhaize America.

    Delhaize Group has a 60% ownership interest in Super Discount Markets, a U.S. supermarket company located in the Atlanta market that filed for bankruptcy on November 11, 2001. Prior to such date, Delhaize Group, after a strategic review of its operations, had decided to sell the nine Save-a-Lot discount stores and close the 19 Cub Foods supermarkets of Super Discount Markets. Delhaize Group determined that an investment necessary to make Super Discount Markets successful in the highly competitive Atlanta market could not be justified. At the end of 2001, Super Discount Markets did not operate any stores. Super Discount Markets has an agreement with SuperValu Inc., its other shareholder, which requires Super Discount Markets to purchase a minimum amount of its general store inventory on an annual basis from SuperValu Inc. through February 2005. Inventory purchases under the supply agreement with SuperValu Inc. were approximately EUR 114.5 million, EUR 152.8 million and EUR 133.9 million in 2001, 2000 and 1999, respectively. Additionally, Super Discount Markets also pays franchise fees to Super Valu Inc. These fees were approximately EUR 0.1 million, EUR 0.4 million and EUR 0.4 million in 2001, 2000 and 1999, respectively.

    During 2001, Delhaize Group increased its ownership interests in several of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid approximately EUR 0.7 million for these acquisitions.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

    Delhaize Group's consolidated financial statements are included in this annual report under Item 18. The Company's consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in Belgium and the United States. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 21 to the consolidated financial statements included under
Item 18 below.

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

    In 2001, 51.9 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 3.2 billion. This represented approximately 66% of the average Delhaize Group market capitalization of EUR 4.9 billion in 2001. The highest share price was EUR 72.00, the lowest EUR 48.72. The average daily trading volume was EUR 12.6 million, or an average daily volume of 205,037 shares. In 2000, 26.4 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 1.5 billion. This represented 49.3% of the average Delhaize Group market capitalization of EUR 3.1 billion in 2000. The highest share price was EUR 76.50, the lowest EUR 48.05. The average daily trading volume was EUR 6.1 million, or an average daily volume of 105,314 shares. As of June 24, 2002, Delhaize Group had a market capitalization of approximately EUR 4.2 billion.

    The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. Delhaize Group ordinary shares trade on the Euronext Brussels under the symbol "DELB." On June 24 2002, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 45.72. Delhaize Group's ADRs are listed on the New York Stock Exchange under the symbol "DEG." On June 24 2002, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 44.95.

                                                     DELHAIZE GROUP               DELHAIZE GROUP
      YEAR/QUARTER/MONTH                             ORDINARY SHARES                   ADRS
      ------------------                        -------------------------    ----------------------
                                                    HIGH           LOW           HIGH          LOW
                                                -----------     ---------    -----------     ------
                                                     (AMOUNTS IN EUR)            (AMOUNTS IN USD)

     1997*......................................  51.44         38.55            ---          ---
     1998
     First Quarter*.............................  63.21         47.35            ---          ---
     Second Quarter*............................  67.18         58.87            ---          ---
     Third Quarter*.............................  83.79         64.58            ---          ---
     Fourth Quarter*............................  78.09         51.69            ---          ---
     1999
     First Quarter..............................  91.00         72.10            ---          ---
     Second Quarter.............................  86.45         79.20            ---          ---
     Third Quarter..............................  86.20         73.00            ---          ---
     Fourth Quarter.............................  76.85         65.70            ---          ---
     2000
     First Quarter..............................  73.75         49.50            ---          ---
     Second Quarter.............................  72.00         53.90            ---          ---
     Third Quarter..............................  68.90         51.70            ---          ---
     Fourth Quarter.............................  55.70         48.25            ---          ---
     2001
     First Quarter..............................  63.80         48.72            ---          ---
     Second Quarter**...........................  72.00         56.00           61.40        50.55
     Third Quarter..............................  70.40         54.75           60.77        50.15
     Fourth Quarter.............................  66.70         54.50           59.80        49.40
     2002
     January....................................  61.10         52.65           54.50        47.55
     February...................................  56.80         49.41           49.00        42.80
     March......................................  54.30         51.05           46.80        44.50
     April......................................  57.05         52.20           50.35        45.00
     May........................................  56.45         51.55           51.63        46.80
     June (through June 24).....................  55.50         45.60           52.00        44.75

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

         ** Delhaize Group ADRs began trading on the New York Stock Exchange on April 26, 2001.

B.  EURONEXT BRUSSELS

    In July 1999, three Belgian entities, the Brussels Stock Exchange, CIK and Belfox merged to create a new legal entity, Brussels Exchanges, which was renamed Euronext Brussels in October 2000 when Brussels Exchanges merged with the French and Dutch stock exchanges to create Euronext, a pan-European financial market which combines a global approach with local proximity in order to offer to its users the advantages of a unified market while preserving a privileged relation between local users and the local market business.

    Euronext Amsterdam, Euronext Brussels and Euronext Paris continue to act as market businesses at a local level and therefore maintain their respective status of exchange.

    Since then, Euronext was joined by BVLP, the Portuguese cash and derivatives exchange, and by the London International Financial Futures and Options Exchange (LIFFE).

    The regulatory structure allows members of each of the local exchanges to trade all financial instruments listed on the Euronext markets as if they were traded on a single market through the implementation of a common electronic trading platform for cash and derivatives. Listed companies are able to retain their original place of listing, thereby offering these companies the benefit of increased liquidity and visibility without any special disruption and without changing their current conditions regarding access to the markets.

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

ITEM 10.  ADDITIONAL INFORMATION

A.  DESCRIPTION OF DELHAIZE GROUP ORDINARY SHARES

    As of June 17, 2002, Delhaize Group's corporate capital was EUR 46,196,352.00. The issuance premium on the Delhaize Group capital is EUR 2,264,224,571.50. This corporate capital is represented by 92,392,704 Delhaize Group ordinary shares, without nominal value each having a par value of EUR
0.50. At an extraordinary general meeting held on May 23, 2002, Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to increase the corporate capital by 100%. This authorization will expire in June 2007, but may be renewed.

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

B.  SUMMARY OF PROVISIONS OF THE ARTICLES OF ASSOCIATION AND OTHER MATTERS

    General Meetings of Shareholders. Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder has deposited the Delhaize Group ordinary bearer shares under which voting rights will be exercised with Delhaize Group's registered office, or such other place as is specified in the notice for the meeting, at least four Belgian business days prior to the applicable meeting. Each share is entitled to one vote. A shareholder's right to vote all Delhaize Group ordinary shares it holds may be limited if the shareholder fails to comply with the ownership reporting requirements under Belgian law and the Articles of Association as described below.

    Under the Articles of Association, the annual general meeting of Delhaize Group's shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a holiday, the Articles of Association provide that the meeting takes place either the preceding or the following business day. Extraordinary general meetings of the shareholders may be called by the Board of Directors or by the statutory auditor. The Board of Directors or the statutory auditor is required to call an extraordinary general meeting upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

    Under Belgian law, shareholders have sole authority with respect to the following matters:
    - the approval of annual accounts;
    - the election and removal of directors and statutory auditors;-
    - granting a discharge of liability to the directors and statutory auditors;
    - the determination of the fee of the statutory auditors;
    - the bringing of a suit against the directors on behalf of the company;
    - an increase or decrease in the share capital, except to the extent the shareholders have previously authorized the Board of Directors to increase the capital;
    - and any other amendment to the Articles of Association.


    Belgian law does not require a quorum for the annual general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting. Resolutions to amend any provision of the Articles of Association, including any amendment which would create an additional class of capital stock, require a quorum of 50% of the issued capital (provided that if the 50% quorum is not reached, the Board may call a second meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shareholders present or represented and voting at the meeting, or 80% of such shareholders if the amendment would change Delhaize Group's corporate object or authorize the Board of Directors to repurchase Delhaize Group ordinary shares.

    Under Belgian law, Delhaize Group is required to publish notices for each meeting of the shareholders in the Belgian Official Gazette at least eight days prior to a meeting and in Belgian newspapers beginning at least 16 days prior to such meeting. In addition, a copy of the notice must be sent to each holder of Delhaize Group ordinary shares in registered form at least fifteen days prior to the meeting. The notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of the shareholders is limited to the purposes stated in the notice of the meeting. The notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting. For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading "Description of Delhaize Group American Depositary Receipts-Voting Rights" in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. Delhaize Group has agreed in the deposit agreement to give notice of a proposed shareholders' meeting to the depositary on or before the first date Delhaize Group gives or publishes notice of the meeting to the holders of Delhaize Group ordinary shares.

    Neither Belgian law nor the Articles of Association limit the rights of non-resident or foreign investors to hold or vote the Delhaize Group ordinary shares or, subject to tax laws, to receive dividends paid on the Delhaize Group ordinary shares.

    ELECTION AND TENURE OF DIRECTORS. Directors are elected by majority vote at a general meeting of shareholders for a maximum term of six years. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. As of January 1, 1999, the term of director appointments was generally set at three years.

    ANNUAL FINANCIAL STATEMENTS. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of Delhaize Group's fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, the Board of Directors is to provide the annual accounts, along with the referenced report, to Delhaize Group's statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of Delhaize Group's shareholders. Fifteen days before the date of Delhaize Group's annual general meeting, the shareholders are entitled to review, at Delhaize Group's registered office, a copy of the annual accounts as prepared by the Board of Directors, and the reports drawn up by the Board of Directors and by Delhaize Group's statutory auditor. In addition, Delhaize Group is required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, Delhaize Group will furnish to its shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by the shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of the Board of Directors and the statutory auditor. This discharge of liability is valid only when the financial statements submitted by the Board of Directors contain no omissions of necessary information or misstatements as to the true condition of the company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association, is valid only if such actions have been mentioned in the notice of the annual general meeting of shareholders.

    DIVIDENDS. Under Belgian law, Delhaize Group is required to set aside at least 5% of its net profits during each fiscal year and contribute such sum to Delhaize Group's statutory reserve until such reserve has reached an amount equal to one-tenth of Delhaize Group's capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group's net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of Delhaize Group's accounts, the shareholders may decide to make a distribution of Delhaize Group's net profits to all shareholders out of available reserves.

    Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of Delhaize Group ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

    Ownership Reporting. Under Belgian law, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate, or group, each of which shall be deemed a "person" for such purposes, who after- acquiring directly or indirectly the beneficial ownership of any Delhaize Group ordinary shares and other securities giving the right to acquire additional Delhaize Group ordinary shares (either directly or by virtue of the ownership of Delhaize Group ADRs), is directly or indirectly the beneficial owner of 5%, 10%, 15% (or any other multiple of 5%) of the total voting rights of Delhaize Group, or such lesser percentage as may be required to be disclosed from time to time under any law, regulation, or the Articles of Association, and every subsequent acquisition or disposition which causes such beneficial owner's or person's total voting rights to increase or decrease past any such threshold percentage, shall, within two Belgian business days after becoming so beneficially interested, send to Delhaize Group and to the Belgian Banking and Finance Commission, the information set forth in the March 2, 1989 Act or in the Royal Decree implementing this Act.

    Under the Articles of Association as amended since May 23, 2002 any person or legal entity, which owns or acquires securities of the company granting voting right, whether representing the share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

    Such person or legal entity must also do so in the event of a transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, and so on by blocks of five (5,-) per cent of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

    Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns three (3,-) per cent at least of the voting rights of the company must disclose such acquisition or transfer to the company and to the Banking and Finance Commission in compliance with legal provisions in force.

    Disclosure statements relating to the acquisition or transfer of securities, which are made in compliance with this requirement, must be addressed to the Banking and Finance Commission and to the Board of Directors of the company at the latest the second business day after the occurrence of the triggering event. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.

    In order for a beneficial owner to be eligible to exercise voting rights with respect to all Delhaize Group ordinary shares held by a beneficial owner exceeding such thresholds, such beneficial owner must have (a) complied in a timely manner with these disclosure requirements and (b) provided the required disclosure materials at least 20 days prior to the date of the shareholders' meeting with respect to such Delhaize Group ordinary shares. A beneficial owner may not exercise voting rights in respect of a number of Delhaize Group ordinary shares greater than the number disclosed at least 20 days prior to the date of the applicable shareholders' meeting. This restriction would not apply to ordinary shares below the initial 3% threshold or to Delhaize Group ordinary shares between two consecutive thresholds as long as the beneficial owner has reported Delhaize Group ordinary shares at least equal to the lower of the two thresholds. Any person failing to so timely report beneficial ownership of Delhaize Group ordinary shares may forfeit all or part of the rights attributable to such Delhaize Group ordinary shares, including, but not limited to, voting rights or rights to distributions of cash or share dividends.

    Holders of Delhaize Group ordinary shares and holders or beneficial owners of Delhaize Group ADRs are subject to the same reporting requirements as summarized above.

    In addition, holders of Delhaize Group ordinary shares and holders of ADRs are required to comply with U.S. securities requirements relating to their ownership of securities, including filing a Schedule 13D with respect to their beneficial ownership of Delhaize Group ordinary shares, or the ordinary shares underlying ADRs, if such person beneficially owns more than 5% of the outstanding Delhaize Group ordinary shares.

    Preferential Subscription Rights. Under Belgian law, shareholders of Delhaize Group have preferential subscription rights, in proportion to the number of Delhaize Group ordinary shares held by them, with respect to issuances of new Delhaize Group ordinary shares by Delhaize Group in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by the Board of Directors provided that it has been authorized to do so by the shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 23, 2002, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group's capital of up to EUR 46,196,352. Such permission may be renewed through a vote at a general meeting of shareholders.

    Acquisition, Holding in Pledge and Transfer by Delhaize Group of Delhaize Group ordinary shares. Under its Articles of Association the company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The Board of Directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the Board of Directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

    On May 23, 2002, the extraordinary shareholders meeting authorized the Board of Directors to acquire and transfer company's shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette.

    The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by direct subsidiaries of the company and are renewable in compliance with legal provisions in force. In addition, on May 23, 2002, the extraordinary shareholders meeting authorized the Board of Directors to acquire company's shares up to a maximum amount of ten per cent of the aggregate number of outstanding shares, at a minimum unit price of one Euro (Euro 1,-) and a maximum unit price of one hundred and fifty Euros (Euros 150,-), for a duration of eighteen months as from the date of the extraordinary general meeting of May 23, 2002. Such authorization also relates to the acquisition of shares of the company by one or several direct subsidiaries of the company, as defined by legal provisions on acquisition of shares of the mother company by subsidiaries.

    Ability of Delhaize Group to issue Ordinary Shares in Response to a Takeover Bid. Under Belgian law, the person intending to make a takeover bid must notify the Belgian Banking and Finance Commission in advance and the latter must notify the target company the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the Board of Directors has been previously authorized to issue new shares, it may decide to issue such shares to the extent that their issuance price is at least equal to the price offered by the bidder, that these shares be fully paid-up upon issuance and that the number of these new shares does not exceed 10% of the number of the shares outstanding immediately prior to the capital increase. The Board of Directors of a Belgian company also has the ability to convene an extraordinary general meeting of the shareholders to vote upon a proposal to issue new shares or warrants without, or with limited, preferential subscription rights.

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

    On April 19, 2001, Delhaize America refinanced its USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031. In connection with the issuance of the notes and debentures, Delhaize America entered into an indenture, dated as of April 15, 2001, among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee, as amended by a First Supplemental Indenture, dated as of April 19, 2001, among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee, as further amended by a Second Supplemental Indenture, dated as of September 6, 2001, among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n' Karry Food Stores, Inc. and The Bank of New York, as trustee and as further amended by a Third Supplemental Indenture, dated as of November 15, 2001, among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n' Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin's Foods of South Burlington, Inc., Shop `n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as trustee. For further description of the refinancing and related agreements, as well as certain other financing arrangements of Delhaize Group, see Sections C and E under Item 5 above.

D.  EXCHANGE CONTROLS

    See Sections C and D under Item 11 below.

E.  TAXATION

    The following is a description of the United States and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as "capital assets" within the meaning of section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in the light of their particular circumstances such as:

    o persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of Delhaize Group;

    o persons who are residents of Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base;

    o persons who acquired their Delhaize Group ADRs or ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation; or

    o U.S. Holders who are subject to special treatment under United States federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting and U.S. Holders that hold Delhaize Group ADRs or ordinary shares as a part of a hedge, straddle, constructive sale or conversion transaction.

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

    This summary is based on the U.S. Internal Revenue Code, U.S. Treasury Regulations, the Belgium Income Tax Code, the Belgium Code of Taxes assimilated to Stamp Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the "Belgium - United States tax treaty"), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document.

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

    TAXATION OF DISTRIBUTIONS. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, excluding distributions of Delhaize Group ordinary shares, if any, distributed pro rata to all shareholders of Delhaize Group, and holders of Delhaize Group ADRs, but including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of Delhaize Group ADRs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current and accumulated earnings and profits, as determined under United States federal income tax principles, of Delhaize Group. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, and thereafter as capital gain.

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

    PASSIVE FOREIGN INVESTMENT COMPANY. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and Delhaize Group ADRs if Delhaize Group (or any corporate subsidiary of Delhaize Group) is characterized as a passive foreign investment company ("PFIC"). In particular, if Delhaize Group (or any corporate subsidiary) is a PFIC in any taxable year, U.S. Holders may be subject to a special tax regime (a) with respect to gains realized on the sale or other disposition of Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, and
(b) with respect to distributions on Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, held for more than one taxable year to the extent those distributions constitute "excess distributions." In general, Delhaize Group (or any corporate subsidiary of Delhaize Group) will be characterized as a PFIC during a taxable year if (a) 75% or more of its income is "passive" for purposes of the PFIC rules, or (b) 50% or more of its assets produce or are held for the production of "passive" income. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future a PFIC. However, Delhaize Group can provide no assurance as to such conclusion.

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

    UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at the rate of 30% with respect to dividends paid on the Delhaize Group ADRs, or the proceeds of sale of Delhaize Group ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder's United States federal income tax liability.

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

    As a general rule, dividends attributed to a Belgian resident company are under Belgian domestic law subject to a 25% withholding tax. No withholding tax is, however, due on stock redemption and liquidation proceeds; although, the introduction of a 10% withholding tax is being considered by the government. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies as from January 1, 1994 (a) pursuant to a public issuance in Belgium and in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance, either registered with the issuing company or given in open custody to a bank, to a public credit institution, to a stock broker or to savings bank submitted to the supervision of the Belgian Banking and Finance Commission. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Precompte Reduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares, did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

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

    The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.17% (but limited to approximately EUR 248 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company. The subscription of newly issued shares in a Belgian company pursuant to a public issue is subject to this tax in the amount of 0.35 % (but limited to EUR 250 per order).

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

    The following persons do not need to pay the TOB:

    o professional intermediaries referred to in Article 2 of the Law of April 6, 1995 acting for their own account;

    o insurance companies referred to in Article 2,ss.1 of the Law of July 9, 1975 acting for their own account;

    o pension funds referred to in Article 2,ss.3 6(degree)of the Law of July 9, 1975 acting for their own account;

    o collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

    o non-residents, acting for their own account, upon delivery of a certificate of non-residence.

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

F.  DOCUMENTS ON DISPLAY

    Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association will be available for inspection upon request at the corporate office of Delhaize Group located at rue Osseghem 53, B-1080 Brussels, Belgium (tel. +32-2-41-2111). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC's website.

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

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS

    None.

ITEM 15.

    [Reserved]

ITEM 16.

    [Reserved]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.  See Item 18 below.

ITEM 18.  FINANCIAL STATEMENTS


                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  AT DECEMBER 31, 2001 AND 2000 AND FOR EACH OF
                       THE THREE YEARS IN THE PERIOD ENDED
                               DECEMBER 31, 2001.

INDEPENDENT AUDITORS' REPORT...............................................  F-1
CONSOLIDATED STATEMENTS OF INCOME..........................................  F-2
CONSOLIDATED BALANCE SHEETS................................................  F-3
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
  EQUITY...................................................................  F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS......................................  F-5
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.............................  F-7

ITEM 19.  EXHIBITS

    EXHIBIT
      NO.           DESCRIPTION
    -------     -------------------
      1.1       Articles of Association of Delhaize Group (English translation)
                (Filed as Exhibit 4.1 to Delhaize Group's registration statement on Form S-8 (File No. 333-89292) filed with the SEC on May 29,
                2002 and incorporated herein by reference)

      2.1 Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

      2.2 First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

      2.3 Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n' Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America's Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

      2.4       Form of Third Supplemental Indenture, dated as of November    ,
                2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash `n Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin's Foods of South Burlington, Inc., Shop `n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America's Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

      2.5 Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

      4.1 Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

      4.2 Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

      4.3 Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Generale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

    EXHIBIT
      NO.           DESCRIPTION
    -------     -------------------

      4.4 Credit Agreement dated October 25, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Generale De Banque (Filed as Exhibit 10.3 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

      4.5       Revolving Credit Agreement dated November 4, 1999 among
                Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

      4.6 Fiscal Agency Agreement dated February 13, 2001 between Delhaize "The Lion" Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Generale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group's registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

      8.1       Subsidiaries of Delhaize Group (as of December 31, 2001)

     10.1       Consent of Deloitte & Touche Reviseurs d'Entreprises SC sfd SCRL

     10.2       Delhaize Group Annual Report to Shareholders for 2001

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         ETABLISSEMENTS DELHAIZE FRERES ET CIE
                                         "LE LION"(GROUPE DELHAIZE)


                                         By: /s/ Pierre-Olivier Beckers
                                             -----------------------------------
                                              Pierre-Olivier Beckers
                                              President and Chief Executive
                                               Officer


Date: July 1, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of Etablissements Delhaize Freres et Cie "Le Lion" S.A.:

    We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Freres et Cie "Le Lion" S.A. and consolidated and associated companies ("Delhaize Group") at December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 (expressed in euros). These consolidated financial statements are the responsibility of the management of Delhaize Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits

    We conducted our audits in accordance with auditing standards generally accepted in Belgium and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Belgium.

    Accounting principles generally accepted in Belgium vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2001 and the determination of shareholders' equity at December 31, 2001 and 2000, to the extent summarized in Note 21 to the consolidated financial statements.

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

DELOITTE & TOUCHE
REVISEURS D'ENTREPRISES SC sfd SCRL

Represented By:

James Fulton

Brussels, Belgium
March 22, 2002

                                 DELHAIZE GROUP

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                 2001
                                                                  USD          2001          2000           1999
                                                               (NOTE 1)         EUR           EUR            EUR
                                                              ----------    ----------    ----------     ----------
                                                              (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER
                                                                                SHARE AMOUNTS)
REVENUE
Sales..................................................       20,764,765    21,395,945    18,168,166     14,310,129
Other operating income.................................          508,618       524,078       408,563        279,077
                                                                 -------       -------       -------        -------
     Total Revenue.....................................       21,273,383    21,920,023    18,576,729     14,589,206
OPERATING COSTS
Cost of goods sold.....................................       15,497,303    15,968,370    13,695,993     10,806,796
Selling, administrative, and other operating expenses..        1,482,872     1,527,946     1,307,643      1,001,080
Salaries, social security and pensions.................        2,700,912     2,783,011     2,328,085      1,805,243
Depreciation and amortization..........................          698,171       719,393       505,495        327,905
                                                                 -------       -------       -------        -------
     Total Operating Costs.............................       20,379,258    20,998,720    17,837,216     13,941,024
                                                              ----------    ----------    ----------     ----------
OPERATING INCOME.......................................          894,125       921,303       739,513        648,182
FINANCIAL INCOME.......................................           14,792        15,242        15,060          9,040
FINANCIAL EXPENSES
Interest expense and similar charges...................          432,159       445,295       282,132        130,932
Valuation allowance for treasury shares................            1,469         1,514            --             --
Other financial expenses...............................           31,730        32,695        29,152         18,222
                                                                  ------        ------        ------         ------
     Total Financial Expenses..........................          465,358       479,504       311,284        149,154
                                                                 -------       -------       -------        -------
INCOME BEFORE TAXATION AND EXCEPTIONAL ITEMS...........          443,559       457,041       443,289        508,068
EXCEPTIONAL INCOME
Gain on disposal of fixed assets.......................            8,153         8,401        37,961         17,685
Other exceptional income...............................            2,890         2,978         1,000          1,955
                                                                   -----         -----         -----          -----
     Total Exceptional Income..........................           11,043        11,379        38,961         19,640
EXCEPTIONAL EXPENSES
Loss on disposal of fixed assets.......................           12,188        12,558         2,636         15,046
Other exceptional expenses.............................           92,461        95,271        77,624          1,959
                                                                  ------        ------        ------          -----
     Total Exceptional Expenses........................          104,649       107,829        80,260         17,005
                                                                 -------       -------        ------         ------
INCOME BEFORE TAXATION.................................          349,953       360,591       401,990        510,703
TAXATION
Deferred taxes.........................................           66,417        68,436        41,784         32,188
Current taxes..........................................          119,757       123,397       103,944        157,339
                                                                 -------       -------       -------        -------
     Total Taxation....................................          186,174       191,833       145,728        189,527
                                                                 -------       -------       -------        -------
INCOME AFTER TAXATION AND BEFORE
   MINORITY INTERESTS AND INVESTEES
   UNDER THE EQUITY METHOD.............................          163,779       168,758       256,262        321,176
SHARE IN LOSS OF COMPANIES ACCOUNTED FOR
    UNDER THE EQUITY METHOD............................               --            --            80             --
MINORITY INTERESTS.....................................           18,768        19,338        95,495        151,290
                                                                  ------        ------        ------        -------
     NET INCOME........................................          145,011       149,420       160,687        169,886
                                                                 =======       =======       =======        =======
WEIGHTED AVERAGE SHARES OUTSTANDING....................           79,494        79,494        52,023         51,983
                                                                  ======        ======        ======         ======
EARNINGS PER SHARE.....................................             1.82          1.88          3.09           3.27
                                                                    ====          ====          ====           ====

               See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

                           CONSOLIDATED BALANCE SHEETS

                                                                                          DECEMBER 31,
                                                                           ----------------------------------------
                                                                              2001
                                                                               USD           2001           2000
                                                                            (NOTE 1)          EUR            EUR
                                                                           ----------      ---------      ---------
                                                                           (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
LONG-TERM ASSETS
Debt issuance costs, net...........................................            23,873         24,599          3,641
Intangible assets, net.............................................         1,371,587      1,413,279        614,963
Goodwill arising on consolidation, net.............................         3,344,290      3,445,945      3,050,227
Tangible fixed assets, net.........................................         4,092,480      4,216,878      3,792,149
Long-term investments and receivables..............................            33,400         34,415         26,417
                                                                               ------         ------         ------
     Total Long-term Assets........................................         8,865,630      9,135,116      7,487,397
OTHER ASSETS
Deferred taxes.....................................................            14,637         15,082         17,074
Inventories, net...................................................         1,806,820      1,861,741      1,864,398
Receivables, net...................................................           513,083        528,679        664,177
Treasury shares....................................................            16,930         17,445             --
Short-term investments.............................................            26,877         27,694         33,388
Cash...............................................................           353,417        364,160        239,747
Prepayments and other..............................................           131,890        135,899         91,497
                                                                              -------        -------         ------
     Total Other Assets............................................         2,863,654      2,950,700      2,910,281
                                                                            ---------      ---------      ---------
TOTAL ASSETS.......................................................        11,729,284     12,085,816     10,397,678
                                                                           ==========     ==========     ==========
SHAREHOLDERS' EQUITY
Capital shares.....................................................            44,833         46,196         26,016
Additional paid-in capital.........................................         2,197,430      2,264,225         26,232
Revaluation reserves...............................................            17,263         17,788         18,227
Retained earnings..................................................         1,143,418      1,178,174      1,167,988
Cumulative translation adjustment and other........................           203,469        209,654        126,228
                                                                              -------        -------        -------
     Total Shareholders' Equity....................................         3,606,413      3,716,037      1,364,691
MINORITY INTERESTS.................................................            34,544         35,594      1,509,720
PROVISIONS FOR LIABILITIES AND DEFERRED TAXATION
Pension liabilities................................................            25,134         25,898          9,973
Accrued liabilities................................................           332,024        342,116        343,577
Deferred taxes.....................................................           606,851        625,297        225,041
                                                                              -------        -------        -------
     Total Provisions for Liabilities and Deferred Taxation........           964,009        993,311        578,591
LONG-TERM DEBT
Long-term borrowings...............................................         3,650,183      3,761,136        689,779
Capitalized lease commitments......................................           746,061        768,739        649,065
Other..............................................................            15,797         16,277         11,316
                                                                               ------         ------         ------
     Total Long-term Debt..........................................         4,412,041      4,546,152      1,350,160
SHORT-TERM OBLIGATIONS
Current portion of long-term debt..................................            64,580         66,543        174,831
Short-term borrowings..............................................           554,445        571,298      3,348,439
Accounts payable and other liabilities.............................         1,619,941      1,669,182      1,557,021
Accrued income taxes...............................................            72,724         74,935        102,999
Accrued salaries and benefits......................................           270,027        278,235        285,239
Dividends and directors remuneration payable.......................           130,560        134,529        125,987
                                                                              -------        -------        -------
     Total Short-term Obligations..................................         2,712,277      2,794,722      5,594,516
TOTAL LIABILITIES..................................................         8,088,327      8,334,185      7,523,267
                                                                            ---------      ---------      ---------
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND
  LIABILITIES......................................................        11,729,284     12,085,816     10,397,678
                                                                           ==========     ==========     ==========


               See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                        CUMULATIVE
                               NUMBER OF            ADDITIONAL                          TRANSLATION       TOTAL
                                SHARES               PAID-IN    REVALUATION   RETAINED  ADJUSTMENT    SHAREHOLDERS'
                              OUTSTANDING  CAPITAL   CAPITAL      RESERVES    EARNINGS   AND OTHER       EQUITY
                              -----------  -------  ----------  -----------   --------  -----------   -------------
                              (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR, EXCEPT NUMBER OF OUTSTANDING SHARES)
BALANCES AT JANUARY 1,
  1999....................     51,962,625   25,139     23,183        17,053    876,874      (30,932)        911,317
Capital increases.........         54,300       27      2,396            --         --           --           2,423
Dividends and directors
  remuneration............             --       --         --            --    (65,427)          --         (65,427)
Change in cumulative
  translation adjustment..             --       --         --            --         --      113,908         113,908
Changes in equity due to
  subsidiary capital
  transactions. See Note
  11 to the consolidated
  financial statements....             --       --         --            --    (46,589)           --        (46,589)
Other.....................             --       --         --         (440)        440           47              47
Net income................             --       --         --            --    169,886           --         169,886
                               ---------- --------  ---------        ------    -------       ------         -------
BALANCES AT DECEMBER 31,
  1999....................     52,016,925   25,166     25,579        16,613    935,184       83,023       1,085,565
Capital increases.........         14,800        7        653            --         --           --             660
Dividends and directors
  remuneration............             --       --         --            --  (125,987)           --       (125,987)
Change in cumulative
  translation adjustment..             --       --         --            --         --       43,252          43,252
Changes in equity due to
  subsidiary capital
  transactions. See Note
  11 to the consolidated
  financial statements....             --       --         --            --    198,508           --         198,508
Other.....................             --      843         --         1,614      (404)         (47)           2,006
Net income................             --       --         --            --    160,687           --         160,687
                               ---------- --------  ---------        ------    -------       ------         -------
BALANCES AT DECEMBER 31,
  2000....................     52,031,725   26,016     26,232        18,227  1,167,988      126,228       1,364,691
Capital increases.........     40,360,979   20,180  2,237,993                                             2,258,173
Dividends and directors
  Remuneration............             --       --         --            --  (134,529)           --       (134,529)
Change in cumulative
  translation adjustment..             --       --         --            --          --      83,426          83,426
Changes in equity due to
  subsidiary capital
  transactions. See Note
  11 to the consolidated
  financial statements....             --       --         --            --    (5,144)            --        (5,144)
Other.....................             --       --         --          (439)       439            --             --
Net income................             --       --         --            --    149,420            --        149,420
                               ---------- --------  ---------        ------    -------       ------         -------
BALANCES AT DECEMBER 31,
  2001....................     92,392,704   46,196  2,264,225        17,788  1,178,174      209,654       3,716,037
                               ==========   ======  =========        ======  =========      =======       =========

               See notes to the consolidated financial statements.

                                 DELHAIZE GROUP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                  2001
                                                                  USD           2001          2000           1999
                                                                (NOTE 1)         EUR           EUR            EUR
                                                               ---------     ---------     ---------       --------
                                                                     (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES
Net income.............................................          145,011       149,420       160,687        169,886
Minority interests.....................................           18,768        19,338        95,495        151,290
Share in loss of companies accounted for under the
  equity method........................................               --            --            80             --
Adjustments for:
  Depreciation and amortization........................          713,647       735,340       512,367        327,904
  Provisions for losses on accounts receivable
    and inventory obsolescence.........................            4,128         4,253         3,330         16,315
  Income taxes.........................................          119,757       123,397       103,944        157,339
  Interest expense and similar charges.................          432,159       445,295       282,132        130,932
  Investment income....................................          (9,612)       (9,904)       (9,718)        (4,528)
  Loss on disposal of fixed assets.....................           12,188        12,558         2,636         15,046
  Gain on disposal of fixed assets.....................          (8,153)       (8,401)      (37,961)       (17,685)
                                                                 -------       -------      --------       --------
                                                               1,427,893     1,471,296     1,112,992        946,499
Changes in working capital requirements:
  Decrease (increase) in inventories...................           84,648        87,221        88,747       (84,193)
  Decrease (increase) in receivables...................           70,588        72,734     (177,209)       (96,840)
  Decrease (increase) in prepayments and other.........           31,843        32,811      (33,186)        (7,600)
  (Decrease) increase in accounts payable and other
    liabilities........................................         (64,051)      (65,998)      (29,136)         75,097
  (Decrease) increase in accrued income taxes..........         (41,076)      (42,325)        92,945         23,998
  (Decrease) increase in accrued salaries and benefits.         (13,880)      (14,302)      (24,177)         27,984
  Additions to provisions for liabilities and deferred
    taxation...........................................           57,520        59,268        62,936         23,916
                                                                  ------        ------        ------         ------
  Cash generated from operations.......................        1,553,485     1,600,705     1,093,912        908,861
  Interest paid........................................        (356,816)     (367,662)     (268,979)      (110,625)
  Income taxes paid....................................         (23,833)      (24,557)     (154,443)      (176,501)
                                                                --------      --------     ---------      ---------
  Net Cash Provided By Operating Activities............        1,172,836     1,208,486       670,490        621,735
INVESTING ACTIVITIES
Purchase of shares in consolidated companies,
  net of cash and cash equivalents acquired............         (67,886)      (69,950)   (2,948,965)      (226,225)
Purchase of tangible fixed assets......................        (537,239)     (553,569)     (544,717)      (524,660)
Purchase of financial assets...........................          (4,356)       (4,488)       (2,216)             --
Purchase of intangible assets..........................         (12,345)      (12,720)       (1,672)       (29,636)
Sale of shares in consolidated companies, net of
  cash and cash equivalents disposed of................               --            --        70,963             --
Sale of tangible fixed and intangible assets...........           23,868        24,593        94,192         18,212
Sale of financial assets...............................               --            --           688              8
Cash loans made........................................          (9,548)       (9,838)       (8,535)          (920)
Cash received from the repayment of loans..............            7,508         7,736           105             73
Dividends received.....................................              156           161           655            137
Interest received......................................            9,456         9,743         9,062          4,391
                                                                   -----         -----         -----          -----
Net Cash Used in Investing Activities..................        (590,386)     (608,332)   (3,330,440)      (758,620)
                                                               ---------     ---------   -----------      ---------
Cash Flow Before Financing Activities..................          582,450       600,154   (2,659,950)      (136,885)

                                 DELHAIZE GROUP

                                                                              YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   2001
                                                                   USD           2001          2000          1999
                                                                 (NOTE 1)         EUR           EUR           EUR
                                                                 --------      -------       -------        -------
                                                                     (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
FINANCING ACTIVITIES
Proceeds from the exercise of share warrants...........            7,771         8,007           660          2,423
Borrowings under long-term loans.......................        2,984,674     3,075,398        17,150        158,125
Direct financing costs.................................         (30,406)      (31,330)            --             --
Repayment of long-term loans...........................        (203,101)     (209,275)      (93,258)      (107,492)
Borrowings under short-term loans (> 3 months).........          459,985       473,967       371,799        402,059
Repayment of short-term loans (> 3 months).............        (487,421)     (502,237)     (557,134)      (168,568)
(Repayments of) additions to short-term loans
  (< 3 months)                                               (2,779,674)   (2,864,167)     2,888,683        202,950
Dividends and directors remuneration paid..............        (122,191)     (125,905)      (65,427)       (59,104)
Dividends paid by subsidiaries to minority interests...         (17,904)      (18,448)      (51,779)       (40,656)
Subsidiary capital transactions........................               --            --            --      (133,930)
Increase in capital of subsidiaries by minority interests            187           193            --             --
Proceeds upon conversion of stock options at a subsidiary          8,715         8,980         4,858          1,122
Purchases of treasury shares...........................         (35,174)      (36,243)            --             --
Loss on rate-lock related to long-term bond............        (231,976)     (239,027)            --             --
                                                               ---------     ---------     ---------      ---------
Net Cash (Used-in) Provided By Financing Activities....        (446,515)     (460,087)     2,515,552        256,929
EFFECT OF FOREIGN EXCHANGE
  TRANSLATION DIFFERENCES..............................            9,121         9,398        14,458         20,823
CHANGE OF THE SCOPE OF CONSOLIDATION...................            1,349         1,390            --          2,187
                                                               ---------     ---------     ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...          146,405       150,855     (129,940)        143,054
                                                               ---------     ---------     ---------      ---------
CASH AND CASH EQUIVALENTS-- BEGINNING OF THE YEAR......          226,975       233,875       363,815        220,761
                                                               ---------     ---------     ---------      ---------
CASH AND CASH EQUIVALENTS-- END OF THE YEAR............          373,380       384,730       233,875        363,815
                                                               =========     =========     =========      =========

    CASH AND CASH EQUIVALENTS INCLUDED IN THE STATEMENTS OF CASH FLOWS ARE COMPOSED OF THE FOLLOWING AMOUNTS:

                                                                                    DECEMBER 31,
                                                                 --------------------------------------------------
                                                                   2001
                                                                   USD           2001          2000          1999
                                                                 (NOTE 1)         EUR           EUR           EUR
                                                                 --------      -------       -------        -------
                                                                      (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS)
Cash and short-term investments........................          380,294       391,854       273,135        366,090
Bank overdrafts payable on demand......................          (6,914)       (7,124)      (39,260)        (2,275)
                                                                 -------       -------      --------        -------
Cash and cash equivalents..............................          373,380       384,730       233,875        363,815
                                                                 =======       =======      ========        =======

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

    Delhaize Group's ordinary shares are listed on Euronext Brussels under the symbol "DELB" and Delhaize Group's American Depository Shares ("ADS") are listed on the New York Stock Exchange ("NYSE") under the symbol "DEG."

Consolidation

    Generally, all companies over which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% are fully consolidated. Companies over which joint control is exercised are proportionately consolidated. Companies whose results are not significant to Delhaize Group and whose activity is fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Unconsolidated companies are stated at historical cost less any provision required to reflect a long-term impairment of value. All significant intercompany accounts and transactions are eliminated in consolidation. See Note 20 to the consolidated financial statements for a list of Delhaize Group's consolidated and associated companies at December 31, 2001 and 2000.

Fiscal Year

    Delhaize Group's year ends on December 31. For Delhaize Group's consolidated subsidiary, Delhaize America, the results of its operations covered 52 weeks in Delhaize Group's years ended December 31, 2001, 2000 and 1999. Super Discount Markets ("SDM") results of operations included in Delhaize Group's years ended December 31, 2001, 2000 and 1999 covered the period through November 12, 2001, the date SDM filed for bankruptcy, and covered 52 weeks for 2000 and 1999. The results of operations for the remaining consolidated subsidiaries of Delhaize Group are presented on a calendar year basis.

Accounting Principles

    The financial statements and related notes of Delhaize Group presented herein are prepared on a consolidated basis in conformity with accounting principles generally accepted in Belgium ("Belgian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 21 to the consolidated financial statements.

Comparability of the Consolidated Financial Statements with those included in the Annual Report of Delhaize Group

    The consolidated financial statements and related notes of Delhaize Group presented herein, differ in certain respects from the consolidated financial statements and related notes presented in the 2001 Annual Report of Delhaize Group published in accordance with Belgian law. The principal differences are reclassifications within

                                 DELHAIZE GROUP
certain financial statement categories, terminology changes and additional disclosures that have been provided in order to present these consolidated financial statements in a format more customary to readers of annual reports in the United States of America.

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

                                  UNITED    GREEK      CZECH    SLOVAK     ROMANIAN               THAI    INDONESIAN
                                  STATES   DRACHMA     CROWN     CROWN        LEI    SINGAPORE    BAHT      RUPIAH
                                  DOLLAR  (X100)(1)    (X100)   (X100)      (X100)     DOLLAR    (X100)     (X100)
                                  ------  ---------   -------   ------     --------  ---------   ------   ----------
                                                              (EUR PER LOCAL CURRENCY)
RATE AT DECEMBER 31,
2001.........................     1.1347        --    3.1287    2.3375      0.0036     0.6133    2.5573     0.0108
2000.........................     1.0747    0.2935    2.8245    2.2717      0.0041     0.6128    2.4499     0.0110
AVERAGE DAILY RATE:
2001.........................     1.1166        --    2.9353    2.3095      0.0038     0.6235    2.5120     0.0110
2000.........................     1.0850    0.2971    2.8099    2.3455      0.0049     0.6293    2.7040     0.0130
1999.........................     0.9386    0.3070    2.7127    2.2635         --      0.5563    2.4846     0.0121

    (1) Effective January 1, 2001, Greece joined the European Monetary Union and thereby adopted the Euro.

    The translations of the EUR amounts into USD amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of EUR 1 = USD 0.9705, the noon buying rate on June 21, 2002. Such translations should not be construed as representations that the euro amounts could be converted into United States dollars at that or any other rate.

    ALL AMOUNTS PRESENTED IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXCEPT WHERE INDICATED, ARE EXPRESSED IN EUROS.

Earnings Per Share

    Earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, excluding treasury shares

Statements of Cash Flows

    Delhaize Group considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are classified in Short-term investments. The carrying values of these instruments approximate their fair values.

                                 DELHAIZE GROUP

    The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard No. 7, Cash Flow Statements. Net income is adjusted for non-cash items, including provisions on current assets to arrive at gross cash flow.

    Supplemental disclosure of cash flow information is as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------------
                                                                              2001           2000             1999
                                                                          -----------     ----------         ------
                                                                           (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS
                                                                                          OF EUR)
Non-cash investing and financing activities:
   Capitalized lease obligations incurred for store
    Properties and equipment.......................................            75,174        106,714         41,098
   Capitalized lease obligations terminated for store
    Properties and equipment.......................................            15,779         17,625         30,986
   Share exchange with Delhaize America (see note 2 to the
    consolidated financial statements):
      Fair value of assets acquired................................         1,216,078             --             --
      Cash paid (net of cash acquired).............................            24,531             --             --
      Capital consideration given..................................         2,250,166             --             --
      Minority interest............................................       (1,538,052)             --             --
      Liabilities assumed..........................................           479,433             --             --
   Acquisition of Trofo (see note 2 to the consolidated
    financial statements):
      Fair value of assets acquired................................           149,320             --             --
      Cash paid (net of cash acquired).............................            45,370             --             --
      Liabilities assumed..........................................           103,950             --             --
   Acquisition of Hannaford (see note 2 to the consolidated
    financial statements):
      Fair value of assets acquired................................                --      4,370,292             --
      Cash paid (net of cash acquired).............................                --      2,861,547             --
      Capital consideration given..................................                --        714,222             --
      Liabilities assumed..........................................                --        794,523             --

Financial Instruments

    FINANCIAL RISK MANAGEMENT. Delhaize Group has, as a global market participant, exposure to different kinds of market risk. The major exposures are foreign currency exchange rate and interest rate risks. Delhaize Group does not speculate with derivatives. Delhaize Group uses a limited number of foreign exchange forward contracts, interest rate swaps and currency swaps. Delhaize Group's policy is to enter into financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. These financial instruments are generally designated as hedges of the underlying exposure. Gains and losses on interest rate and foreign currency agreements are generally accounted for in the same period as the item being hedged. Delhaize Group is subject to risk that the other parties to the agreements may fail to perform or may not fully or adequately perform, however, it does not anticipate such nonperformance as such parties are highly rated major international banks and financial institutions.

    FOREIGN EXCHANGE RISK. Because a substantial portion of Delhaize Group's operations are throughout the world, Delhaize Group's assets, liabilities and operating results denominated in foreign currencies, primarily U.S. dollars. Delhaize Group's does not hedge this U.S. dollar translation exposure, but rather manages its U.S. dollar foreign currency exposure by financing such operations in U.S. dollars to the extent possible. Delhaize Group's financial risk management policy for non-U.S. dollar denominated assets is to match the currency distribution of its borrowings to the denomination of its assets and of its receivables to the denomination of its equity funding. As a result, fluctuations in its balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the only significant components of cash flow in Delhaize Group that are influenced by variations in exchange rates.

                                 DELHAIZE GROUP

    INTEREST RATE RISK. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin at the borrowing date.

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

Treasury Shares

    Delhaize Group records purchases of its ordinary shares or ADRs as assets. The asset is maintained at the lower of cost or market with the resulting change in value being recorded in earnings.

Receivables/Payables

    Accounts receivable and payable are recorded at their face value less provisions for uncollectible amounts. Generally, amounts receivable and payable in currencies other than the functional currency of each consolidated entity are valued at the exchange rate on the reporting date. The resulting conversion difference is written-off if it is a loss or deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are deferred, as an offset to shareholders' equity, and recognized based on the principle of matching expenses to the income to which they relate.

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

    CATEGORY                                              ASSIGNED ECONOMIC LIFE
    --------                                              ----------------------
                                                                (IN YEARS)
    Buildings.............................................       33 to 40
    Plant, machinery, and equipment.......................        3 to 14
    Furniture, vehicles, and other tangible fixed assets..        5 to 10

Intangible Assets

    Intangible assets primarily include goodwill and rights to use trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. Delhaize Group separates goodwill created from equity purchases of businesses, classified in Goodwill arising on consolidation, net, and goodwill created from asset purchases of businesses, classified in Intangible assets, net. Goodwill created from equity purchases of businesses is amortized over their estimated useful lives on a straight-line basis over a period not exceeding 20 to 40 years. The

                                 DELHAIZE GROUP
choice of rate depends on the country where the investment is made: up to 40 years for countries with mature economies and up to 20 years for countries with emerging economies. The rights to use trade names, other intangible assets, and goodwill created from asset purchases of businesses are amortized on a straight-line basis over their estimated useful lives as follows:

    CATEGORY                                             ASSIGNED ECONOMIC LIFE
    --------                                             ----------------------
    Tradenames........................................           40 years
    Distribution network..............................           40 years
    Assembled workforce...............................        2 to 13 years
    Goodwill:
         Favorable lease rights.......................          Lease term
         Prescription files...........................           15 years

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

Establishment (Organization) Costs

    These costs are capitalized only by a decision of the Board of Directors and are amortized over a period of five years.

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

    Delhaize Group has several "loyalty card" programs that provide its customers with discounts and incentives on purchases. The discounts and incentives offered through these cards include price discounts from the regular retail

                                 DELHAIZE GROUP
price for specific items, "buy one, get one free" incentives, and earning of "points" or similarly named awards that may later be submitted for point of sale discounts. The vendors fund some of the discounts, while Delhaize Group funds others. Discounts and incentives funded by Delhaize Group are recognized as a reduction in sales as products are sold. Incentives from vendors are recorded as a reduction to "cost of goods sold."

Current Income Taxes/Deferred Income Taxes

    Current income taxes are determined on the basis of earnings reported by each tax entity, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at latest enacted tax rates.

    Delhaize Group accounts for deferred income tax assets and liabilities for its United States subsidiaries under the provisions of United States Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes ("SFAS 109"). For all other consolidated entities, deferred income tax assets and liabilities are calculated on certain, but not all, temporary differences arising in the accounts of these consolidated entities. Deferred income tax assets and liabilities are not calculated on tax-exempt reserves and tax loss carryforwards.

Advertising Costs

    Advertising costs are expensed as incurred and classified in Selling, administrative, and other operating expenses. Delhaize Group recorded advertising expense of approximately EUR 142.6 million in 2001, EUR 118.3 million in 2000 and EUR 97.5 million in 1999.

Interest and Similar Charges

    Interest expense and similar charges were approximately EUR 445.3 million, EUR 282.1 million and EUR 130.9 million for the years ended December 31, 2001, 2000 and 1999, respectively, net of interest amounts capitalized of approximately EUR 3.4 million, EUR 4.0 million and EUR 3.5 million, respectively.

Store Opening Costs

    Costs associated with the opening of new stores are expensed as incurred.

Store Closing Costs

    Plans related to store closings are completed within one year of making the decision to close, and Delhaize Group generally intends to complete the closings within a one year period following the business decision to close. As most of the Delhaize Group's stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group's previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begins immediately following the store closing.

    Inventory write-downs, if any, in connection with store closings, are classified in Cost of goods sold. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in

                                 DELHAIZE GROUP
connection with store closings. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

    Significant cash outflows associated with closed stores relate to ongoing lease payments. Because closed store operating leases are classified consistently with capital leases, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

Self-Insurance

    Delhaize America is self-insured for workers' compensation, general liability and vehicle accident claims up to USD 500,000, including defense costs, per occurrence. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Delhaize America is insured for covered costs, including defense costs, in excess of the retained limits. It is possible that the final resolution of some of these claims may require Delhaize America to make significant expenditures in excess of its existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. Delhaize America recorded self-insurance expense of approximately EUR 48 million in 2001, EUR 48 million in 2000 and EUR 30 million in 1999. Total claim payments were approximately EUR 49 million in 2001, EUR 40 million in 2000 and EUR 31 million in 1999. Self-insurance liabilities were approximately EUR 118.l million and EUR 116.4 million at December 31, 2001 and 2000, and have been classified as accrued liabilities in Provisions for liabilities and deferred taxation.

    Delhaize America implemented a captive insurance program in 2001; whereby, the self-insured reserves related to workers' compensation, general liability and auto coverage were reinsured by The Pride Reinsurance Company ("Pride"), an Irish reinsurance captive fully owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

    Delhaize Belgium is partially self-insured for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages and similar insurable risks. Self-insurance expense and claim payments for each of the three years in the period ended December 31, 2001 were not significant.

Benefit Plans

    According to the laws and customary practices of each country, the subsidiaries in Delhaize Group have obligations in terms of pension and other retirement plans, life and disability insurance plans, medical plans applicable to active employees and other benefit plans. Delhaize Group accounts for defined benefit and defined contribution plans for its United States subsidiaries under the provisions of SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"). For all other consolidated entities, Delhaize Group accounts for obligations for its defined benefit and defined contribution plans as expense as contributions are made. Delhaize Group recorded expense related to these plans of approximately EUR 266.2 million in 2001, EUR 254.5 million in 2000 and EUR 205.5 million in 1999.

                                 DELHAIZE GROUP

Exceptional Income and Exceptional Expenses

    Exceptional income and exceptional expenses primarily represent income and expenses incurred outside of Delhaize Group's normal ongoing business operations (i.e., food retail sales) and include gains and losses on disposals of fixed assets. During 2001, 2000 and 1999, exceptional income and exceptional expenses consisted of the following:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------------
                                                                              2001            2000             1999
                                                                         ------------     ------------     ------------
                                                                         (ALL AMOUNTS ARE EXPRESSED IN MILLIONS OF EUR)
Gains on disposals of fixed assets.................................                 8                6               18
Gain on disposal of investment in P.G..............................                --               32               --
Loss on disposals of fixed assets..................................              (12)              (3)             (15)
Merger costs related to the Hannaford acquisition..................              (25)             (42)               --
Costs related to the share exchange with Delhaize America..........              (17)               --               --
Costs incurred to close 15 Delhaize America stores.................                --             (32)               --
Costs incurred to close Super Discount Markets, Inc................              (35)               --               --
Costs incurred relating to the impairment of seven Delvita stores as
  well as relating to the closure of eight other Delvita stores....              (19)               --               --
Other income (expense), net........................................                 4              (2)               --
                                                                         ------------     ------------     ------------
Total exceptional (expense) income, net............................              (96)             (41)                3
                                                                         ============     ============     ============

Reclassifications

    Certain financial statement items previously reported have been reclassified to conform to the current year presentation.

NOTE 2  BUSINESS ACQUISITIONS

SHARE EXCHANGE

    On April 25, 2001, Delhaize Group and Delhaize America, Inc. ("Delhaize America") consumated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group ADSs listed on the NYSE, or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to that time, Delhaize Group owned 44.88% of Delhaize America's stock.

    As consideration for this share exchange, Delhaize Group issued approximately 40.2 million shares having an aggregate value of approximately EUR
2.3 billion for the remaining 55.12% of Delhaize America's stock not previously owned. Additional direct costs incurred in connection with the acquisition, principally investment banking, legal and other professional fees, in the amount of EUR 24.5 million have been included in the purchase price allocation.

    The share exchange was accounted for using the purchase method of accounting. The purchase price was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess was allocated to goodwill. The acquisition resulted in goodwill of approximately EUR 270 million, which will be amortized over 40 years using the straight-line method.

                                 DELHAIZE GROUP

    The net purchase price was allocated as follows (in millions of EUR):

   Goodwill arising on consolidation................................       270
   Tangible fixed assets............................................       221
   Intangible assets................................................       808
   Other assets (55.12% of deferred loss on a previously settled
     hedging arrangement, net of tax) ..............................      (81)
   Minority interests...............................................     1,538
   Provisions for liabilities and deferred taxation.................     (418)
   Long-term debt (primarily capital lease obligations).............      (66)
   Short-term obligations...........................................         3
                                                                         -----

   Purchase price...................................................     2,275
                                                                         =====

    Delhaize Group's accounting for the share exchange transaction resulted in an allocation of the purchase price to Delhaize America's assets and liabilities, comprising 44.88% of the historical basis and 55.12% of the fair value as of the share exchange date.

    Significant fair value increases to tangible fixed assets were primarily related to buildings and improvements of approximately EUR 220.6 million. Increases to identified intangible and other non-current assets consisted of economic lease values of approximately EUR 370.9 million, trademarks of approximately EUR 270.4 million, assembled workforce of approximately EUR 62.9 million and distribution network of approximately EUR 135.1 million, which was offset by the reductions in the fair values of the prescription files and other assets of approximately EUR 10.6 million and of approximately EUR 20.6 million, respectively.

    The following table reflects the results of operations on a pro forma basis as if the share exchange and the acquisition of Hannaford in 2000 had been completed as of the beginning of the fiscal periods presented. This unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had these transactions been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                         --------------------------------------
                                              2001                     2000
                                         ------------              ------------
                                         (ALL AMOUNTS ARE EXPRESSED IN MILLIONS
                                           OF EUR, EXCEPT PER SHARE AMOUNTS)
                                                       UNAUDITED
   Revenue...........................          21,920                    20,408
   Net income........................             151                       155
   Earnings per share................            1.64                      1.69

HANNAFORD

    On July 31, 2000, Delhaize Group's subsidiary, Delhaize America, completed its acquisition of Hannaford Bros. Co. ("Hannaford"), a United States-based supermarket retailer, in a cash and stock transaction totaling approximately EUR
3.7 billion. Delhaize Group began including the results of operations of Hannaford prospectively from July 31, 2000.

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

                                 DELHAIZE GROUP

    The Hannaford acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess was allocated to goodwill. The acquisition resulted in goodwill of approximately EUR 2.8 billion, which will be amortized over 40 years using the straight-line method.

    The net purchase price was allocated as follows (in millions of EUR):

   Goodwill arising on consolidation........................             2,762
   Tangible fixed assets....................................               805
   Intangible assets........................................               520
   Other assets ............................................               453
   Provisions for liabilities and deferred taxation.........             (223)
   Long-term debt...........................................             (240)

   Short-term obligations...................................             (332)
                                                                         -----
   Purchase price...........................................             3,745
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

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                         --------------------------------------
                                              2000                     1999
                                         ------------              ------------
                                         (ALL AMOUNTS ARE EXPRESSED IN MILLIONS
                                           OF EUR, EXCEPT PER SHARE AMOUNTS)
                                                       UNAUDITED
   Revenue............................         20,408                    17,214
   Net income.........................            118                       118
   Earnings per share.................           2.28                      2.26

OTHER ACQUISITIONS

    In January 2001, Delhaize Group acquired Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary ENA, S.A., and paid approximately EUR 49.3 million. This acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 77.9 million. Goodwill is being amortized over 20 years using the straight-line method. See Note 19 to the consolidated financial statements.

    During 2000 and 1999, Delhaize Group increased its ownership interest in Delhaize America through a series of open market purchases of Delhaize America Class A and Class B common stock for a total amount of approximately EUR 56 million and EUR 204 million in 2000 and 1999, respectively. These purchases were accounted for using the purchase method of accounting and resulted in the recording of goodwill of approximately EUR 19 million and EUR 132 million in 2000 and 1999, respectively. Goodwill is being amortized over 40 years using the straight-line method.

    In connection with the share exchange with Delhaize America, the ownership interest of Delhaize Group in the Thai subsidiary Bel-Thai Supermarkets increased to 100%, as Delhaize America owned 51% of Bel-Thai Supermarkets. During 2000, one of Delhaize Group's subsidiaries acquired 51% of Mega Image. Delhaize Group acquired also, through Delhaize America, the remaining 51% interest in Bel-Thai Supermarkets, increasing Delhaize Group's ownership interest to approximately 72% in Bel-Thai Supermarkets. Effective May 31, 2002, Bel-Thai Supermarkets Co., Ltd. changed its name to Food Lion (Thailand) Limited. Both investments were made for an aggregate EUR 19.9 million. These acquisitions were accounted for using the purchase method of accounting and

                                 DELHAIZE GROUP
resulted in goodwill of approximately EUR 17.0 million. Goodwill is being amortized over 20 years using the straight-line method.

    During 2001 and 2000, Delhaize Group also increased its ownership interests in various of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid approximately EUR 0.7 million and approximately EUR 3.3 million, respectively, for these acquisitions.

NOTE 3  DEBT ISSUANCE COSTS, NET

                                                             DECEMBER 31,
                                                     --------------------------
                                                      2001                 2000
                                                     ------               -----
                                                     (ALL AMOUNTS ARE EXPRESSED
                                                        IN THOUSANDS OF EUR)
Balance at beginning of year, net..............        3,641              3,758
Additions......................................       22,205                 19
Amortization...................................      (1,747)              (391)
Translation effect.............................          500                255
                                                     -------              -----
Balance at end of year, net....................       24,599              3,641
                                                     =======              =====

    Additions to the debt issuance costs primarily relate to the issuance of bonds and debentures by Delhaize America of EUR 3.0 billion (USD 2.6 billion) and by Delhaize "The Lion" Nederland of EUR 150 million.

NOTE 4  INTANGIBLE ASSETS, NET

    Intangible assets, net, consist primarily of goodwill created from asset purchases of businesses, trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. (see Note 1 to the consolidated financial statements).

                                                             DECEMBER 31,
                                                     --------------------------
                                                        2001              2000
                                                     -----------        -------
                                                     (ALL AMOUNTS ARE EXPRESSED
                                                        IN THOUSANDS OF EUR)
COST
Balance at beginning of year.......................      652,311        128,162
Additions..........................................       12,710          1,658
Sales and disposals................................      (4,372)         (1,359)
Interaccount transfers and other ..................        2,891             --
Acquisitions and divestitures .....................      782,828        520,202
Translation effect.................................       49,638          3,648
                                                     -----------        -------
Balance at end of year.............................    1,496,006        652,311
ACCUMULATED DEPRECIATION, AMORTIZATION AND OTHER
Balance at beginning of year.......................       37,348         19,620
Current year expenses..............................       68,519         17,076
Reversal of depreciation and amortization
  due to disposals of assets.......................      (2,528)          (557)
Interaccount transfers and other...................          558              2
Acquisitions and divestitures .....................     (23,958)             --
Translation effect.................................        2,788          1,207
                                                     -----------        -------
Balance at end of year.............................       82,727         37,348
                                                     -----------        -------
NET BOOK VALUE OF INTANGIBLE ASSETS AT END OF YEAR.    1,413,279        614,963
                                                     ===========        =======

    The increase in 2001 was principally related to the share exchange. See Note 2 to the consolidated financial statements.

                                 DELHAIZE GROUP

NOTE 5  GOODWILL ARISING ON CONSOLIDATION, NET

    Goodwill arising on consolidation, net, consists primarily of goodwill created from equity purchases of businesses (see Note 1 to the consolidated financial statements).

                                                                               DECEMBER 31,
                                                                     --------------------------------
                                                                           2001                2000
                                                                     --------------    --------------
                                                                        (ALL AMOUNTS ARE EXPRESSED
                                                                           IN THOUSANDS OF EUR)
Balance at beginning of year, net..................................     3,050,227             318,724
Increase due to acquisitions of businesses (including
  increases in holding percentages)................................       350,318           2,785,565
Amortization expense...............................................       (89,957)            (39,932)
Other increases....................................................         2,760                 --
Other decreases....................................................            --                (47)
Translation effect.................................................       132,597            (14,083)
                                                                        ---------           ---------
Balance at end of year, net........................................     3,445,945           3,050,227
                                                                        =========           =========

    The increase in 2001 was principally related to the share exchange. See Note 2 to the consolidated financial statements.

                                 DELHAIZE GROUP

NOTE 6  TANGIBLE FIXED ASSETS, NET

                                                                               DECEMBER 31,
                                                                     --------------------------------
                                                                           2001                2000
                                                                     --------------    --------------
                                                                        (ALL AMOUNTS ARE EXPRESSED
                                                                           IN THOUSANDS OF EUR)
Land and buildings...............................................        1,412,251        1,226,155
Plant, machinery and equipment...................................        1,214,484        1,163,578
Furniture, fixtures and vehicles.................................          113,405           88,732
Property under capital leases....................................          727,641          578,514
Other tangible fixed assets......................................          699,765          672,825
Construction in progress and advance payments....................           49,332           62,345
                                                                         ---------        ---------
     Total tangible fixed assets, net............................        4,216,878        3,792,149
                                                                         =========        =========

                                                       PLANT,    FURNITURE,   PROPERTY     OTHER      CONSTRUCTION
                                                     MACHINERY    FIXTURES     UNDER      TANGIBLE     IN PROGRESS
                                         LAND AND       AND         AND       CAPITAL      FIXED      AND ADVANCE
                                        BUILDINGS    EQUIPMENT    VEHICLES     LEASES     ASSETS        PAYMENTS
                                        ---------    ---------    --------   ---------   --------    --------------
                                                      (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
COST
Balance at December 31, 2000........     1,422,327    2,338,127     286,974     817,589    1,105,651          65,326
Additions...........................        91,080      265,143      52,546      75,228       70,777          74,080
Sales and disposals.................      (27,601)    (122,671)    (18,278)    (18,993)     (38,791)         (1,086)
Interaccount transfers and other....        17,641     (10,134)       1,013       (648)       68,611        (84,501)
Acquisitions and divestitures.......        38,950    (568,946)    (71,220)    (33,050)    (211,687)              --
Translation effect..................        67,189      105,419      11,326      44,672       49,658           3,638
                                            ------      -------      ------      ------       ------           -----
Balance at December 31, 2001........     1,609,586    2,006,938     262,361     884,798    1,044,219          57,457
REVALUATION SURPLUS:
Balance at December 31, 2000........        32,961           --          --          --           --              --
Change in the scope of consolidation         (267)           --          --          --           --              --
                                            ------      -------      ------      ------       ------           -----
Balance at December 31, 2001........        32,694           --          --          --           --              --
ACCUMULATED DEPRECIATION
  AND OTHER
Balance at December 31, 2000........     (229,133)   (1,174,549)   (198,242)   (239,075)    (432,826)         (2,981)
Depreciation expense................      (60,369)     (282,004)    (39,551)    (53,425)    (134,393)         (5,375)
Reversal of depreciation expense due        2,395       119,604      16,804       5,792       35,805             597
  to disposals of assets and other..
Interaccount transfers and other....       (3,122)        2,313       (315)         589      (1,893)              --
Acquisitions and divestitures.......       68,898      592,052      79,537     139,741      204,814            (43)
Translation effect..................       (8,698)     (49,870)     (7,189)    (10,779)     (15,961)           (323)
                                           -------     --------     -------    --------     --------           -----
Balance at December 31, 2001........     (230,029)    (792,454)   (148,956)   (157,157)    (344,454)         (8,125)
                                         ---------    ---------   ---------   ---------    ---------         -------
NET BOOK VALUE OF TANGIBLE
  FIXED ASSETS AT
  DECEMBER 31, 2001.................     1,412,251    1,214,484     113,405     727,641      699,765          49,332
                                         =========    =========     =======     =======      =======          ======

    Net book value at December 31, 2001 of Property under capital leases consists mainly of land and buildings of approximately EUR 727 million.

                                 DELHAIZE GROUP

NOTE 7  LONG-TERM INVESTMENTS AND RECEIVABLES

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Companies accounted for under the equity method:
   Investments................................................          531                 531
Other companies:
   Investments................................................        7,115               2,511
   Receivables................................................       26,769              23,375
                                                                 -----------           -----------
     Total long-term investments..............................       34,415              26,417
                                                                 ===========           ===========


    Investments at December 31, 2001 primarily represent Delhaize Group's investment in the Worldwide Retail Exchange, an electronic business-to-business market place. This investment of EUR 6.4 million represents an ownership interest of approximately 5.6%.

NOTE 8  INVENTORIES, NET

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Consumables...................................................          11,165              11,695
Goods for resale..............................................       1,819,299           1,833,199
Other.........................................................          31,277              19,504
                                                                 -------------          -----------
     Total inventories, net...................................       1,861,741           1,864,398
                                                                 =============          ===========

NOTE 9  RECEIVABLES, NET

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Trade receivables............................................        459,257             435,972
Non-trade receivables........................................         69,422             228,205
                                                                 ------------           ---------
     Total receivables, net..................................        528,679             664,177
                                                                 ============           =========

    Trade receivables include primarily receivables from suppliers for charge-backs for in-store promotion and advertising, for co-operative advertising and for supplier allowances, representing volume rebates earned from buying and merchandising activities, receivables from franchised and affiliated stores and customer returned checks. See Note 1 to the consolidated financial statements. At December 31, 2001, non-trade receivables include primarily prepaid income taxes. At December 31, 2000, non-trade receivables included a receivable from the disposal of an investment.

                                 DELHAIZE GROUP

    Allowances for doubtful accounts at December 31, 2001 and 2000, were as follows:

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Balance at beginning of year.................................        11,301               7,251
Additions charged to expense.................................         2,588               3,851
Other additions (principally acquisitions)...................         4,806               1,535
Write-offs and recoveries....................................          (396)             (1,794)
Translation effect...........................................           670                 458
                                                                 ------------          ---------
Balance at end of year.......................................        18,969              11,301
                                                                 ============          =========

NOTE 10  DEFERRED TAXATION

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Deferred tax assets:
   Deferred tax assets of United States subsidiaries.........         13,646              15,218
   Deferred tax assets of other subsidiaries.................          1,436               1,856
                                                                   -----------          ---------
     Total deferred tax assets...............................         15,082              17,074
                                                                   -----------          ---------
Deferred tax liabilities:
   Deferred tax liabilities of United States subsidiaries....        571,466             187,345
   Deferred tax liabilities of other subsidiaries............       53,831                37,696
                                                                   -----------          ---------
     Total deferred tax liabilities..........................        625,297             225,041
                                                                   -----------          ---------
     Net deferred tax liabilities............................        610,215             207,967
                                                                   ===========          =========

    Net deferred tax liabilities increased due to the deferred tax liability recorded in connection with the share exchange. See note 2 to the consolidated financial statements.

NOTE 11  SHAREHOLDERS' EQUITY

Ordinary Shares

    There were 92,392,704 and 52,031,725 Delhaize Group ordinary shares outstanding at December 31, 2001 and 2000, respectively (par value of EUR 0.50). Included in the shares outstanding at December 31, 2001, were 298,452 ordinary shares held as treasury shares. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder's option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable equity, including the earnings of the latest fiscal year. The shareholders at Delhaize Group's annual general meeting must approve such dividends.

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

                                 DELHAIZE GROUP

Legal Reserves

    Under Belgian law, 5% of net income must be transferred to a legal reserve until the legal reserve reaches 10% of the capital par value. At December 31, 2001, Delhaize Group's legal reserve was EUR 4.6 million and classified in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than in liquidation.

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

Retained Earnings

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Consolidated retained earnings..............................        1,104,161           1,101,520
Parent retained earnings....................................           74,013              66,468
                                                                   -----------         -----------
     Total retained earnings................................        1,178,174           1,167,988
                                                                   ===========         ===========

Changes in Equity Due to Subsidiary Capital Transactions

    The following subsidiary capital transactions have affected Delhaize Group's consolidated shareholders' equity balances at December 31, 2001, 2000 and 1999:

                                                                                    DECEMBER 31,
                                                                  -------------------------------------------
                                                                       2001            2000          1999
                                                                  -------------    ------------   -----------
                                                                  (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
Increase as a result of the Hannaford acquisition.............          --           198,350             --
Delhaize America stock repurchase program.....................          --                --        (46,955)
Delhaize America stock option plans...........................     (5,144)               158            366
                                                                   -------         ----------       --------
     Total....................................................     (5,144)           198,508        (46,589)
                                                                   =======         ==========       ========


    o During 2001 and prior to the share exchange, Delhaize America, through a stock option plan available to officers and key employees and a restricted stock plan for executive employees, issued 974,001 of its stock.

                                 DELHAIZE GROUP

        These transactions decreased Delhaize Group's percentage ownership interest in Delhaize America prior to the share exchange and decreased shareholders' equity of Delhaize Group due to the number of restricted stock outstanding at the time of the share exchange. Also, in 2000 and 1999, Delhaize America, through these plans, issued 442,000 and 83,000 of its stock (after giving consideration to its 1 for 3 stock split in 1999), respectively. Although these transactions decreased Delhaize Group's percentage ownership interest in Delhaize America, they increased shareholders' equity of Delhaize Group.

    o In 2000, Delhaize America issued 25.6 million shares of its Class A common stock in its acquisition of Hannaford (see Note 2 to the consolidated financial statements). Although this transaction decreased Delhaize Group's percentage ownership interest in Delhaize America, it increased shareholders' equity of Delhaize Group.

    o In 1999, Delhaize America, through a stock repurchase program initiated in 1995, acquired 4.4 million of its shares (after giving consideration to its 1 for 3 stock split in 1999) through purchases on the open market in 1999. Although these transactions increased Delhaize Group's percentage ownership interest in Delhaize America, they decreased shareholders' equity of Delhaize Group. During the third quarter of fiscal 1999, Delhaize America suspended its share repurchase program.

NOTE 12  LONG-TERM BORROWINGS AND CAPITALIZED LEASE COMMITMENTS

Long-term Borrowings

                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                      2001                2000
                                                                                  -------------        ------------
                                                                                 (ALL AMOUNTS ARE EXPRESSED
                                                                                     IN THOUSANDS OF EUR)
Non-subordinated borrowings:
   Debentures, 9.00% (due 2031), unsecured...............................            1,021,219                  --
   Notes, 8.125% (due 2011), unsecured...................................            1,248,156                  --
   Notes, 7.375% (due 2006), unsecured...................................              680,812                  --
   Debt securities, 7.55% to 8.05% (due 2007 to 2027), unsecured.........              333,075             322,407
   Medium-term notes, 5.00% to 14.15% (due 2002 to 2016), unsecured......              123,105             246,060
   1999 Eurobonds, 4.625% (due 2009), unsecured..........................              149,002             148,866
   2001 Eurobonds, 5.50% (due 2006), unsecured...........................              150,000                  --
   Medium-term Treasury Program notes, 6.80% (due 2006), unsecured.......               12,395              12,395
   Medium-term Credit Institution Borrowings, 5.14% and 6.34%,
    Respectively (see Note 13 to the consolidated financial statements)..               14,392              37,247
   Mortgages payable, 7.50% to 10.20% (due 2003 to 2016).................               45,205              51,093
   Other.................................................................                4,035              12,139
                                                                                     ---------            --------
     Total non-subordinated borrowings...................................            3,781,396             830,207
   Less: current portion.................................................              (20,260)           (140,428)
                                                                                     ---------            --------
     Total non-subordinated borrowings, long-term........................            3,761,136             689,779
                                                                                     =========            ========

     On April 19, 2001, Delhaize America refinanced its USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031, which we refer to in this report as the old securities. These old securities are general, unsecured obligations of Delhaize America and are fully and unconditionally guaranteed by Food Lion, LLC, Hannaford Bros. Co. and Kash N Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin's Foods of South Burlington, Inc., Shop `n Save-Mass., Inc., Hannaford Procurement Corp. and Boney Wilson & Sons, Inc., all direct and indirect subsidiaries of Delhaize America. On November 16, 2001, Delhaize America offered to exchange the old securities for exchange securities that are identical in all material respects to the old securities except that such exchange securities are registered under the Securities Act,

                                 DELHAIZE GROUP
are not subject to the transfer restrictions applicable to the old securities and are not subject to any covenants regarding exchange or registration rights. The exchange offer expired on December 17, 2001. USD 2,542,142,000 (approximately EUR 2,884,569,000) of old securities were tendered for exchange securities. USD 57,858,000 (approximately EUR 65,651,000) in old securities remain outstanding.

    On February 15, 2001, a Dutch subsidiary of Delhaize Group, Delhaize The Lion Nederland, issued bonds having an aggregate principal amount of EUR 150 million for net proceeds of approximately EUR 149.5 million (the "2001 Eurobonds"). The 2001 Eurobonds mature in 2006 and bear interest at 5.50%, payable in arrears on February 15 of each year. The discount upon issuance is being amortized over the life of the bond. The 2001 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands.

    Delhaize Group has a multi-currency treasury notes program. Under this treasury notes program, Delhaize Group may issue both short-term notes (e.g., commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively, the "Treasury Program"). Approximately EUR 12.4 million in medium-term notes were outstanding at December 31, 2001 and 2000, under this Treasury Program.

Capitalized Lease Commitments

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
   Capitalized lease commitments.................................     813,247             683,467
      Less: current portion......................................     (44,508)            (34,402)
                                                                     --------            --------
        Total capitalized lease commitments, long-term...........     768,739             649,065
                                                                     ========            ========

Long-term Debt by Maturity Date

    The maturity dates of long-term debt at December 31, 2001 were as follows:

                                                                                          AMOUNTS
                                                                                        FALLING DUE
                                                                           AMOUNTS       AFTER ONE       AMOUNTS
                                                                         FALLING DUE     YEAR AND      FALLING DUE
                                                                         WITHIN ONE     WITHIN FIVE    AFTER FIVE
                                                                            YEAR           YEARS          YEARS
                                                                        -------------   -----------    ------------
                                                                        (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF
                                                                                           EUR)
Non-subordinated borrowings........................................            20,260        942,947      2,818,189
Capitalized lease commitments......................................            44,508        248,133        520,606
Other..............................................................             1,775          2,274         14,003
                                                                        -------------    -----------      ---------
     Total.........................................................            66,543      1,193,354      3,352,798
                                                                        =============    ===========      =========


    Approximate maturities of long-term debt at December 31, 2001 were as follows (in thousands of EUR):

     2002.........................................................        66,543
     2003.........................................................        97,900
     2004.........................................................        92,130
     2005.........................................................        77,042
     2006.........................................................       926,282
     Thereafter...................................................     3,352,798
                                                                       ---------
          Total...................................................     4,612,695
                                                                       =========

                                 DELHAIZE GROUP

Long-term Debt by Currency

    The main currencies in which Delhaize Group's long-term debt were denominated were as follows:

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
   United States dollars.......................................     4,279,636           1,338,159
   Euro-zone currencies........................................       317,136             169,951
   Other currencies............................................        15,923              16,881
                                                                   -----------         ----------
        Total..................................................     4,612,695           1,524,991
                                                                   ===========         ==========

Collateralizations

    The portions of Delhaize Group's long-term borrowings and capitalized lease commitments that were collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group's assets, were as follows:

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
   Non-subordinated borrowings................................       72,099              112,133
   Trade creditor.............................................        3,933                   --
   Capitalized lease commitments..............................           22                  993
                                                                  ----------           ----------
        Total borrowings......................................       76,054              113,126
                                                                  ==========           ==========

    At December 31, 2001 and 2000, EUR 79.9 million and EUR 91.1 million, respectively, in assets were pledged as collateral for mortgage payables.

Debt Covenants

    Delhaize Group or one of its subsidiaries is subject to certain restrictive covenants related to debt instruments indicated above. Restrictive covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2001, Delhaize Group and its subsidiaries were in compliance with its debt covenants.

NOTE 13  SHORT-TERM BORROWINGS

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Short-term loan facility......................................            --           2,595,377
Short-term Revolving Credit Facilities........................       158,856             306,287
Short-term Credit Institution Borrowings......................       296,803             285,965
Short-term Treasury Program notes.............................       115,639             160,810
                                                                     -------           ---------
     Total short-term borrowings..............................       571,298           3,348,439
                                                                     =======           =========

    During 2001, Delhaize America maintained two revolving credit facilities with a syndicate of commercial banks providing USD 1.0 billion (approximately EUR 1.1 billion) in committed lines of credit. After reviewing Delhaize America's working capital requirements, Delhaize America let USD 500 million (approximately EUR 550 million)

                                 DELHAIZE GROUP
expire in November 2001. The remaining USD 500 million (approximately EUR 550 million) line of credit expires in July 2005. As of December 31, 2001, Delhaize America had USD 140 million (approximately EUR 158.9 million) in outstanding borrowings. During 2001, Delhaize America had average borrowings of USD 126.8 million (approximately EUR 141.6 million) at a daily weighted average interest rate of 5.99%. There were borrowings of USD 285.0 million (approximately EUR
306.3 million) outstanding at December 31, 2000.

    At December 31, 2000, Delhaize America had USD 2.4 billion (approximately EUR 2.6 billion) in outstanding borrowings at 8.1875% under a USD 2.5 billion (approximately EUR 2.8 billion) 364-day term loan facility that expired in July 2001. The borrowings under this facility were used to fund the cash portion of the purchase price of the Hannaford acquisition. On April 19, 2001, Delhaize America refinanced this facility by completing the private offering of long-term notes and debentures. See Note 12 to the consolidated financial statements.

    Delhaize Group had approximately EUR 296.8 million and EUR 286.0 million outstanding at December 31, 2001 and 2000, respectively, in other borrowings of less than one-year (the "Short-term Credit Institution Borrowings"). The approximate weighted average rates of interest for the Short-term Credit Institution Borrowings were 4.48 % and 6.18% during 2001 and 2000, respectively.

    The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (collectively, the "Credit Institution Borrowings"), generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin upon withdrawal. Total amounts authorized under the Credit Institution Borrowings were approximately EUR 820 million and EUR 665 million at December 31, 2001 and 2000, respectively. The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2001 and 2000, Delhaize Group was in compliance with all such covenants.

    Delhaize Group had approximately EUR 115.6 million and EUR 160.8 million in short-term notes outstanding under the Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2001 and 2000, respectively.

NOTE 14  ACCOUNTS PAYABLE AND OTHER LIABILITIES

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                2000
                                                                  -------------        ------------
                                                                      (ALL AMOUNTS ARE EXPRESSED
                                                                         IN THOUSANDS OF EUR)
Accounts payable.............................................       1,438,813           1,392,532
Notes payable................................................           4,669               4,241
Accrued expenses and deferred income.........................         172,293             128,384
Other liabilities............................................          53,407              31,864
                                                                    ---------           ----------
     Total accounts..........................................       1,669,182           1,557,021
                                                                    =========           =========

                                 DELHAIZE GROUP

NOTE 15  OPERATING RESULTS

                                                                      YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------
                                                                2001           2000           1999
                                                            -------------   ------------   ------------
AVERAGE WORKFORCE
Manual workers..........................................           11,203         14,065         11,767
Salaried and store employees............................          123,227        115,445        105,812
Management..............................................            8,218          5,145          5,282
                                                            -------------   ------------   ------------
     Total..............................................          142,648        134,655        122,861
                                                            =============   ============   ============

                                                                      YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------
                                                                2001           2000           1999
                                                            -------------   ------------   ------------
                                                           (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
EMPLOYMENTS COSTS
Salaries and direct benefits...........................      2,269,622      1,854,252      1,414,419
Employer's social security contributions...............        240,243        206,245        177,519
Employer's premiums for supplementary insurance........        205,453        161,554        101,193
Other personnel expenses...............................          6,991         13,094          7,755
Pensions...............................................         60,702         92,940        104,357
                                                           -----------      ---------      ---------
     Total.............................................      2,783,011      2,328,085      1,805,243
                                                           ===========      =========      =========

NOTE 16  LEASES

    Delhaize Group's stores operate principally in leased premises. Lease terms generally range from 3 to 30 years with renewal options ranging from 3 to 20 years. The average remaining lease term for closed stores is 7.9 years. The following schedule details, at December 31, 2001, the future minimum lease payments under capital and operating leases:

                                                                                 OPERATING LEASES
                                                                             --------------------------
                                                               CAPITAL         OPEN          CLOSED
                                                               LEASES         STORES         STORES
                                                            -------------    ------------   -----------
                                                            (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF
                                                                               EUR)
   2002...................................................        128,378        269,409         30,939
   2003...................................................        127,983        262,563         29,912
   2004...................................................        127,056        255,743         28,094
   2005...................................................        125,940        242,988         26,779
   2006...................................................        124,563        235,202         25,089
   Thereafter.............................................      1,074,320      2,000,593        137,947
                                                             ------------      ---------        -------
        Total minimum payments............................      1,708,240      3,266,498        278,760
                                                                               =========        =======
   Less estimated executory costs.........................         42,073
                                                                   ------
   Net minimum lease payments.............................      1,666,167
   Less amount representing interest......................        852,920
                                                                  -------
   Present value of net minimum lease payments............        813,247
                                                                  =======

    Minimum payments have not been reduced by minimum sublease income of approximately EUR 63 million due over the term of non-cancelable subleases.

    Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases for open and closed stores was approximately EUR 298 million, EUR 257 million, and EUR 203 million in 2001, 2000 and 1999, respectively.

    In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2001. The leases generally range from 3 to 30 years with renewal options

                                 DELHAIZE GROUP
generally ranging from 3 to 20 years. Total future minimum rents under these agreements are approximately EUR 410 million.

    Provisions of approximately EUR 176 million and EUR 164 million at December 31, 2001 and 2000, respectively, for remaining lease liabilities on closed stores are included in Accrued liabilities, less the current portion. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

NOTE 17  SEGMENT INFORMATION

    Delhaize Group is engaged in one transnational line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics. The operation of food supermarkets represents more than 94% of Delhaize Group's consolidated revenue and was its only reportable segment in 2001, 2000 and 1999.

    Information regarding Delhaize Group's geographic locations is as follows:

                                                               UNITED
                                                               STATES        BELGIUM        OTHER          TOTAL
                                                            ------------    ----------    ----------    -----------
                                                                (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
   YEAR ENDED DECEMBER 31, 2001:
   Sales..................................................    16,905,047     3,212,895     1,278,003     21,395,945
   Assets in use for operational activities *.............     8,184,235       447,089       479,193      9,110,517
   Income before minority interests.......................       187,736        11,098      (30,076)        168,758
   Net income.............................................       169,371        11,066      (31,017)        149,420
   YEAR ENDED DECEMBER 31, 2000:
   Sales..................................................    14,069,532     2,983,534     1,115,100     18,168,166
   Assets in use for operational activities *.............     6,712,149       398,345       373,262      7,483,756
   Income before minority interests.......................       180,081        41,832        34,269        256,182
   Net income.............................................        88,517        41,832        30,338        160,687
   YEAR ENDED DECEMBER 31, 1999:
   Sales..................................................    10,505,737     2,802,203     1,002,189     14,310,129
   Assets in use for operational activities *.............     2,434,799       371,861       392,022      3,198,682
   Income before minority interests.......................       285,174        32,165         3,837        321,176
   Net income.............................................       135,030        32,295         2,561        169,886

----------

    * Assets in use for operational activities represent all geographic assets less debt issuance costs.

NOTE 18  FINANCIAL INSTRUMENTS

    During 2001, a subsidiary of Delhaize Group, Delhaize America, entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements, which mature in 2006, involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for the these agreements are based on six-month or three-month USD LIBOR and are reset on a semiannual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amount of the interest rate swap arrangements is approximately USD 300 million (approximately EUR 340.4 million).

    In November 2001, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk of intercompany loans denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group's subsidiary USD 50.8 million (approximately EUR 57.6 million) on November 14, 2001 in exchange for the same amount delivered to the bank on

                                 DELHAIZE GROUP

January 15, 2002. The terms also required Delhaize Group's subsidiary to pay the bank EUR 57.1 million on November 14, 2001 in exchange for EUR 57.0 million delivered from the bank on January 15, 2002. The fair value of this swap at December 31, 2001, was offset by an unrealized gain on Delhaize Group's USD loan.

    During 2001, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group's subsidiary Czech Crown 2.2 billion, or approximately EUR 63.8 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 5.63% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group's subsidiary to pay the bank EUR 63.8 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.72% on the expiration dates. The fair value of these swaps at December 31, 2001, was offset by a net unrealized gain on Delhaize Group's Czech Crown loan.

    In 2000, Delhaize America entered into agreements to hedge against a potential increase in interest rates prior to its long-term bond offering. See
Note 12 to the consolidated financial statements. The agreements were structured to hedge against the risk of increasing market interest rates based on U.S. treasury rates, with the specified rates based on the expected maturities of the planned debt issue. The notional amount of the agreements totaled USD 1.75 billion (approximately EUR 1.9 billion). The agreements were settled upon issuance of the debt. The unrealized loss of approximately EUR 239.0 million paid by Delhaize America will be amortized as interest expense over the life of the underlying debt. Additionally, in October 2000, Delhaize America entered into related agreements to limit the amount of any unrealized loss associated with future interest rate reduction. Delhaize America paid USD 19.8 million (approximately EUR 21.3 million) as consideration for these agreements, which was amortized to expense over the period of the contract through April 26, 2001.

    In December 2000, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk of intercompany loans denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group's subsidiary USD 50.0 million (approximately EUR 53.7 million) on December 14, 2000 in exchange for the same amount delivered to the bank on March 14, 2001. The terms also required Delhaize Group's subsidiary to pay the bank EUR 57.1 million, on December 14, 2000, in exchange for EUR 56.9 million, delivered from the bank on March 14, 2001.

    During 2000, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group's subsidiary Czech Crown 2.2 billion, or approximately EUR 62.1 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 6.70% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group's subsidiary to pay the bank EUR 62.1 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.94% on the expiration dates. The fair value of these swaps at December 31, 2000, was offset by a net unrealized gain on Delhaize Group's Czech Crown loan.

    In October 1999, a subsidiary of Delhaize Group entered into an interest rate swap with a commercial bank to hedge its floating interest rate exposure on a medium-term borrowing. The notional amount of the interest rate swap is Czech crown 280 million, or approximately EUR 7.9 million. The interest rate swap allows Delhaize Group to exchange the net difference between a floating interest rate (12 month PRIBOR) and a fixed interest rate (7.885%) over the term of the swap, which matures on October 11, 2004. The fair value of the interest rate swap at December 31, 2001, represents the estimated payment that would terminate the interest rate swap at December 31, 2001.

    In October 1999, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk on a loan denominated in a currency (Czech Crown) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group's subsidiary Czech crown 300 million, or

                                 DELHAIZE GROUP
approximately EUR 8.2 million, on the trade date in exchange for the same amount delivered to the bank with interest accrued at 6.875% on October 30, 2000. The terms also required Delhaize Group's subsidiary to pay the bank BEF 330 million, or approximately EUR 8.2 million, on the trade date in exchange for the same amount delivered from the bank with interest accrued at 4.435% on October 30, 2000. The fair value of this swap was offset by an unrealized gain on Delhaize Group's Czech Crown loan.

NOTE 19  COMMITMENTS AND CONTINGENCIES

    In 2001, Delhaize Group entered into an agreement to acquire Trofo, a Greek food retailer, for EUR 66.9 million. Delhaize Group paid EUR 49.3 million in 2001. The payment of the remaining consideration of EUR 17.6 million is subject to the outcome of arbitration proceedings with the seller.

    Delhaize Group had an agreement with one of its venture partners, which owned 40% of SDM, to purchase a minimum amount of its general store inventory on an annual basis for this subsidiary, until February 2005. Inventory purchases from this venture partner were approximately EUR 115 million, EUR 153 million and EUR 134 million, for the years ended December 31, 2001, 2000 and 1999, respectively. Such agreement was in the ordinary course of business at negotiated prices comparable to those of transactions with other suppliers. In 2001, this agreement was terminated in connection with the liquidation of SDM. See Note 20 to the consolidated financial statements.

    Delhaize Group has guaranteed portions of its trade creditor, liabilities for taxes, salaries and social security by mortgages or security charges granted or irrevocably promised on Delhaize Group's assets. At December 31, 2001 and 2000, amounts guaranteed totaled EUR 3.9 million and EUR 6.1 million, respectively.

    Delhaize Group has been involved in a number of disputes and legal cases arising in the normal course of business. Although the final outcome of these proceedings cannot be predicted with certainty, management believes that obligations that could result from them will not have a significant effect on the consolidated financial statements of Delhaize Group.

                                 DELHAIZE GROUP

NOTE 20 LIST OF CONSOLIDATED AND ASSOCIATED COMPANIES AT DECEMBER 31, 2001 AND 2000

A. FULLY CONSOLIDATED

                                                                                                        OWNERSHIP
                                                             SHARE HELD (IN %)    SHARE HELD (IN %)      INTEREST
                                                            -------------------- --------------------  --------------
                                                            DIRECTLY  INDIRECTLY DIRECTLY  INDIRECTLY     (IN %)
                                                            --------  ---------- --------  ----------  --------------
NAME OF COMPANY                               COUNTRY         2001      2001      2000       2000      2001      2000
---------------                          -----------------  --------  ---------  --------  ----------  ------  ------
Aidi Center S.P.R.L.                     Belgium..........      --      100.0       --      100.0      100.0    100.0
Albatros S.A.                            Belgium..........      --      100.0       --      100.0      100.0    100.0
Alfa-Beta Vassilopoulos S.A.             Greece...........      --       50.6       --       50.6       50.6     50.6
Aniserco S.A.                            Belgium..........     72.2      27.8      72.2      27.8      100.0    100.0
Athenian Real Estate Development, Inc.   United States....      --      100.0       --      100.0      100.0     45.1
Atlas A.S.                               Czech Republic...      --      100.0       --      100.0      100.0    100.0
ATTM Consulting and Commercial, Ltd      Cyprus...........     51.0       --        --       51.0       51.0     51.0
Birdshop S.P.R.L.                        Belgium..........      --      100.0       --      100.0      100.0    100.0
Boney Wilson & Sons, Inc.                United States....      --      100.0       --      100.0      100.0     45.1
Boxer S.P.R.L.                           Belgium..........      --      100.0       --      100.0      100.0    100.0
Delanthuis N.V.                          Belgium..........     86.0      14.0      86.0      14.0      100.0    100.0
Delhaize America, Inc.                   United States....     80.6      19.4      26.9      18.2      100.0     45.1(1)
Delhaize Finance B.V.                    The Netherlands..       --     100.0       --        --       100.0       --
Delhaize Insurance Corp., Inc.           United States....       --     100.0       --        --       100.0       --
Delhaize The Lion America, Inc.          United States....    100.0       --      100.0       --       100.0    100.0
Delhaize The Lion Asia, Ltd.             Hong Kong........    100.0       --      100.0       --       100.0    100.0
Delhaize The Lion Coordination Center    Belgium..........    100.0       --      100.0       --       100.0    100.0
S.A.
Delhaize "The Lion" Nederland B.V.       The Netherlands..      --      100.0       --      100.0      100.0    100.0
Delhaize The Lion Pacific                Thailand.........    100.0       --      100.0       --       100.0    100.0
Delhome S.A.                             Belgium..........     80.0      20.0      80.0      20.0      100.0    100.0
Delimmo S.A.                             Belgium..........    100.0       --      100.0       --       100.0    100.0
Delnemo A.S.                             Czech Republic...      --      100.0       --      100.0      100.0    100.0
Delrest, Inc.                            United States....      --      100.0       --      100.0      100.0    100.0
Delshop S.A.                             Belgium..........    100.0       --      100.0       --       100.0    100.0
Delvita A.S.                             Czech Republic...      --      100.0       --      100.0      100.0    100.0
Delvita S.R.O.                           Slovakia.........      --      100.0       --      100.0      100.0    100.0
ENA S.A.                                 Greece...........      --      100.0       --       --         50.6       --
Essex Realty Corp.                       United States....      --      100.0       --      100.0      100.0     45.1
FL Food Lion, Inc.                       United States....      --      100.0       --      100.0      100.0     45.1
Food Lion, LLC                           United States....      --      100.0       --      100.0      100.0     45.1
Food Lion (Thailand), Inc.               United States....      --      100.0       --      100.0      100.0     45.1
Food Lion (Thailand) Limited             Thailand.........      --      100.0       --      100.0      100.0     72.0
Frippiat S.A.                            Belgium..........      --      100.0       --      100.0      100.0    100.0
Gillo S.P.R.L.                           Belgium..........      --      100.0       --      100.0      100.0    100.0
Hannabro, Co.                            United States....      --      100.0       --      100.0      100.0     45.1
Hannaford Bros., Co.                     United States....      --      100.0       --      100.0      100.0     45.1
Hannaford Licensing Corp.                United States....      --      100.0       --      100.0      100.0     45.1
Hannaford Procurement Corp.              United States....      --      100.0       --      100.0      100.0     45.1
Hannaford Trucking Company               United States....      --      100.0       --      100.0      100.0     45.1
Hancot, Inc.                             United States....      --      100.0       --      100.0      100.0     45.1
Jan Van Gent S.P.R.L.                    Belgium..........      --      100.0       --      100.0      100.0    100.0
Kash n' Karry Food Stores, Inc.          United States....      --      100.0       --      100.0      100.0     45.1
Lion Garden Food Company                 Thailand.........      --      100.0       --      100.0      100.0     72.0
Martin's Food of South Burlington, Inc.  United States....      --      100.0       --      100.0      100.0     45.1
Mega Doi                                 Romania..........      --       86.0       --       86.0       51.0     51.0
Mega Dolphin                             Romania..........      --       59.3       --       59.3       51.0     51.0
Mega Image                               Romania..........      --       51.0       --       51.0       51.0     51.0
NP Lion Leasing & Consulting, Ltd.       Cyprus...........     51.0       --        --       51.0       51.0     51.0
Plain Street Properties, Inc.            United States....      --      100.0       --      100.0      100.0     45.1
Points Plus Punten S.A.                  Belgium..........    100.0       --      100.0       --       100.0    100.0
Progressive Distributors, Inc.           United States....      --      100.0       --      100.0      100.0     45.1
P.T. Lion Super Indo                     Indonesia........      --       51.0       --       51.0       51.0     51.0
Redelcover S.A.                          Luxembourg.......      --      100.0       --      100.0      100.0    100.0
Regab B.V.                               The Netherlands..      --      100.0       --        --       100.0      --
Risk Management Services, Inc.           United States....      --      100.0       --      100.0      100.0     45.1
Serdelco S.A.                            France...........      --      100.0       --      100.0      100.0    100.0

                                 DELHAIZE GROUP

                                                                                                        OWNERSHIP
                                                             SHARE HELD (IN %)    SHARE HELD (IN %)      INTEREST
                                                            -------------------- --------------------  --------------
                                                            DIRECTLY  INDIRECTLY DIRECTLY  INDIRECTLY     (IN %)
                                                            --------  ---------- --------  ----------  --------------
NAME OF COMPANY                               COUNTRY         2001      2001      2000       2000      2001      2000
---------------                          -----------------  --------  ---------  --------  ----------  ------  ------
Shop 'N Save-- Mass., Inc.               United States....      --      100.0       --      100.0      100.0     45.1
SID S.A.                                 Belgium..........      --      100.0       --        --       100.0      --
Svermark B.V.                            The Netherlands..      --      100.0       --        --       100.0      --
Super Discount Markets, Inc.             United States....      --       60.0       --       60.0       60.0     60.0 (2)
Super Dolphin                            Romania..........      --       51.0       --       51.0       51.0     51.0
The Pride Reinsurance Company, LTD.      Ireland..........      --      100.0       --        --       100.0      --
Trofo S.A.                               Greece...........      --      100.0       --        --        50.6      --
Vadis S.P.R.L.                           Belgium..........      --      100.0       --      100.0      100.0    100.0
Wambacq & Peeters S.A.                   Belgium..........     85.0       --       55.0       --        85.0     55.0
Wintrucks S.A.                           Belgium..........     20.0      80.0      20.0      80.0       88.0     64.0

B. PROPORTIONALLY CONSOLIDATED

Shop N Save                              Singapore........      --       49.0       --       49.0      49.0     49.0

C. ASSOCIATED COMPANIES

Accounted under the equity method:
 Debarry Center                          United States....      --       50.0       --       50.0      50.0     50.0
Accounted under the cost method:
  ENA Bulgaria EOOD                      Bulgaria.........      --      100.0       --        --       50.6      --
  HomeRuns.com                           United States....      --        --        --        8.6       --       3.6
  Special Event S.A.                     Belgium..........     30.0       --       30.0       --       30.0     30.0

----------

(1) Delhaize Group consolidated and controlled the operations of Delhaize America for all periods presented. In April 2001, Delhaize Group completed its purchase of Delhaize America in a share exchange. See Note 2 to the consolidated financial statements. At December 31, 2000, Delhaize Group owned 37.2% of Delhaize America's non-voting Class A common stock and 56.3% of Delhaize America's voting Class B common stock resulting in an effective ownership interest in Delhaize America of 45.1%.

(2) On November 12, 2001, SDM filed for protection under Chapter 11 of the United States bankruptcy code and is in liquidation. See Note 19 to the consolidated financial statements.

NOTE 21 RECONCILIATION OF BELGIAN GAAP TO US GAAP AND PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH US GAAP

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

ITEMS AFFECTING NET INCOME AND SHAREHOLDERS' EQUITY

a. GOODWILL -- STOCK REPURCHASE PROGRAM

        As described in Note 11 to the consolidated financial statements, Delhaize Group's subsidiary, Delhaize America, initiated a stock repurchase program in 1995 that resulted in an aggregate increase in Delhaize Group's ownership interest in Delhaize America. Under Belgian GAAP, for consolidated reporting purposes, Delhaize Group recognized Delhaize America's treasury transactions as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for under the purchase method of accounting at the Delhaize Group level in accordance with the requirements of Accounting

                                 DELHAIZE GROUP

    Interpretations No. 26 to Accounting Principles Board Opinion ("APBO") No. 16, Business Combinations ("APBO 16").

b. GOODWILL -- PURCHASE ACCOUNTING

        Share Exchange - As described in Note 2 to the consolidated financial statements, Delhaize Group and Delhaize America consummated a share exchange that resulted in Delhaize Group purchasing the minority interests of Delhaize America. The determination of the consideration paid in connection with the share exchange differs under Belgian GAAP and US GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 per share, representing the share price at the date when the share exchange was consummated, April 25, 2001. Under US GAAP, the shares were valued at EUR
    52.31 per share, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed, November 16, 2000. Also, certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) that were expensed under Belgian GAAP were included in the purchase price under US GAAP. Finally, under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group's shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under US GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange.

        Hannaford - As described in Note 2 to the consolidated financial statements, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options is not recognized. Under US GAAP, in accordance with the requirements of Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, in a purchase business combination, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree and accounted for under APBO 16. Accordingly, under US GAAP, the fair value of the new Delhaize America awards was included as part of the purchase price of Hannaford. Accordingly, goodwill recorded in connection with the Hannaford acquisition increased by approximately EUR 43 million under US GAAP.

c. GOODWILL -- ASSET LIVES

       Management believes that goodwill acquired in conjunction with business combinations in countries with mature economies (including United States and France) has an indefinite life. Prior to 1999, management's policy, for Belgian GAAP purposes, was to amortize such goodwill over a twenty-year period in accordance with practices common in Belgium. Beginning in 1999, management changed its Belgian GAAP policy for such goodwill to amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed forty years. This change in Belgian GAAP policy applies to both existing and new goodwill balances, although amounts previously amortized have not been restated. Under US GAAP, Delhaize Group's policy for goodwill acquired in conjunction with business combinations is to amortize such goodwill over its estimated useful life, not to exceed forty years.

d. IMPAIRMENT OF LONG-LIVED ASSETS

        Under Belgian GAAP, Delhaize Group reviews long-lived assets for impairment when an event has occurred that would indicate that a permanent diminution in value exists (e.g., store closing decision). If the net book value of a long-lived asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the asset's net book value to fair value in the period the change in the operational or economic circumstances of the asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the asset's fair value, the impairment reserve is reversed. Under US GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount

                                 DELHAIZE GROUP
    of the assets may not be recoverable; if these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition; if the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset shall be accounted for as its new cost. For a depreciable asset, the new cost shall be depreciated over the asset's remaining useful life. Restoration of previously recognized impairment losses is not recorded.

        As a result of applying US GAAP, Delhaize Group recorded a non-cash, pre-tax impairment charge of EUR 7.7 million, EUR 17.1 million, and EUR 9.6 million in 2001, 2000 and 1996, respectively, in accordance with SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of ("SFAS 121") related to certain operating stores. Under Belgian GAAP, these impairment charges were not recorded.

       The effect of the difference in accounting policies relating to restoration of previously recognized impairment losses on the results of operations and financial condition of Delhaize Group is immaterial for all periods presented.

e. PENSIONS

        e-1) As described in Note 1 to the consolidated financial statements, Delhaize Group does not account for pension plan obligations for all member companies of Delhaize Group under the provisions of SFAS 87. Under US GAAP, all pension plan obligations are calculated in accordance with the provisions of SFAS 87.

        e-2) Additionally, under Belgian GAAP when Delhaize Group does follow the provisions of SFAS 87, changes to the minimum pension liability are recorded in "Prepayments and other." Under US GAAP, this amount is recorded in "other comprehensive income" ("OCI").

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

                                 DELHAIZE GROUP

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

j. NET US GAAP ADJUSTMENTS FOR EQUITY METHOD OF ACCOUNTING INVESTEES

        Under Belgian GAAP, companies over which joint control is exercised should be consolidated proportionately (see Note 20 to the consolidated financial statements). Also, companies over which legal majority ownership control is exercised should be consolidated even though the minority interest holders may have participating rights that restrict Delhaize Group's ability to control the entity. Under US GAAP, Delhaize Group accounts for these investments under the equity method.

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

k. STOCK BASED COMPENSATION

        Under Belgian GAAP, compensation expense related to stock options is not recorded. Under US GAAP, Delhaize Group has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APBO 25"), for grants of shares, stock options, and other equity instruments. This resulted in the recording of compensation expense relating to Delhaize America's restricted stock plan in 2000. The compensation expense in 1999 was de minimis. There was also compensation expense recorded relating to Delhaize Group's stock option plan.

        Also, in 2001 as a result of the share exchange, a new measurement date was established for the Delhaize America stock option and restricted stock plans under US GAAP. Accordingly, a one-time, non-cash compensation expense of EUR 13.1 million (before taxation) was recorded under US GAAP.

                                 DELHAIZE GROUP

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

p. TREASURY SHARES

       Under Belgian GAAP, Delhaize Group records purchases of its ordinary shares or ADRs as assets. The shares are maintained at the lower of cost or market with the resulting change in value being recorded in earnings. Under US GAAP, Delhaize Group accounts for treasury shares using the cost method. Under the cost method, the cost of the ordinary shares or ADRs repurchased is charged to treasury shares, a contra equity account.

q. DERIVATIVE INSTRUMENTS

       Under Belgian GAAP, the accounting for derivative instruments is primarily driven by two factors: 1) by the purpose for entering into the derivative instrument, either hedging or non-hedging (speculative); 2) by the accounting treatment of the underlying hedged item. If the derivative instrument is not designated as a hedge, it is maintained at the lower of cost or market. If the derivative instrument is designated as a hedge, the accounting treatment for the derivative instrument mirrors that of the hedged item (i.e., if the underlying hedged item is maintained at cost, the derivative instrument is maintained at cost; if the underlying hedged item is marked to market, the derivative instrument is marked to market). See
    Note 1 to the consolidated financial statements.

        Under US GAAP, Delhaize Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, as of January 1, 2001. The accounting required under SFAS 133 is more prescriptive that Belgian GAAP on the overall treatment and definition of a

                                 DELHAIZE GROUP
    derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. Therefore, differences between Belgian GAAP and US GAAP arise which affect net income for US GAAP. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings.

       The adoption of SFAS 133 resulted in a cumulative pre-tax reduction to OCI of EUR 213.6 million (EUR 132.4 million after-tax). The reduction to OCI was mostly attributable to EUR 212.3 million (EUR 131.7 million after-tax) loss on interest rate hedge agreements against potential increases in interest rates prior to the offering of certain debt securities by Delhaize America. See Note 12 to the consolidated financial statements. In April 2001, the hedge agreements were settled as planned in connection with the completion of the private offering of debt securities resulting in the payment of approximately EUR 239.0 million. As a result of the share exchange (see Note 2 to the consolidated financial statements), this loss recorded to OCI was reduced by EUR 131.5 million (EUR 81.5 million after-tax). Delhaize Group will continue to amortize the remaining balance over the life of the underlying debt instruments. Delhaize Group expects to reclassify EUR 6.0 million (after-tax) from OCI to earnings over the next twelve months.

        Under Belgian GAAP, the loss (net of tax) related to these interest rate hedge agreements was classified in the balance sheet caption "prepayments and other."

r. OTHER ITEMS

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

s. TAX EFFECTS ON US GAAP ADJUSTMENTS

    TAX EFFECTS OF US GAAP ADJUSTMENTS -- NET INCOME RECONCILIATION

        The US GAAP adjustments denoted by footnotes (a), (c), (h), (j), (m),
    (o), and (p) do not have tax consequences. Part of the US GAAP adjustment denoted by footnote (b) was related to non-deductible amortization expense. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate weighted average statutory tax rate on these US GAAP adjustments was 34%, 35%, and 40% for the years ended December 31, 2001, 2000, and 1999.

                                 DELHAIZE GROUP

    TAX EFFECTS OF US GAAP ADJUSTMENTS -- SHAREHOLDERS' EQUITY RECONCILIATION

        The US GAAP adjustments denoted by footnotes (a), (c), (h), (j), (l),
    (m), (o), and (p) do not have tax consequences. Part of the US GAAP adjustment denoted by footnote (b) was a reclassification entry only and did not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

                                                                                        DECEMBER 31,
                                                                               --------------------------------
                                                                                  2001                2000
                                                                                ----------         ------------
                                                                                (ALL AMOUNTS ARE EXPRESSED IN
                                                                                          THOUSANDS
                                                                                 OF EUR, EXCEPT PERCENTAGES)
  Total amount of US GAAP adjustments denoted by footnotes (b), (d),
  (e-1), (e-2), (g), (i), (n), (q), and (r)...............................      (287,991)            (24,778)
  Less non-taxable portion of footnote (b)................................        131,535            (19,128)
                                                                                ----------        ------------
  Total amount of taxable US GAAP adjustments                                   (156,456)            (43,906)
  Approximate weighted average statutory tax rate relating to the above
    adjustments...........................................................           38%                 39%
  Resulting tax effect....................................................        59,773              17,139
  Cumulative tax effect at statutory rates of US GAAP adjustments denoted
    By footnotes (f) and (k) that were recorded directly to shareholders'
  equity
    For Belgian GAAP purposes and recorded to the statement of income for
    US GAAP purposes......................................................        11,838               4,569
                                                                                ---------         ------------
  Total tax effect of US GAAP adjustments on shareholders' equity.........        71,611              21,708
                                                                                =========         ============

                                 DELHAIZE GROUP

RECONCILIATION TO US GAAP

    Reconciliation to US GAAP of net income and shareholders' equity would be as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                           2001           2000           1999
                                                                        -----------    -----------     -----------
                                                                       (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF
                                                                                          EUR)
   NET INCOME IN ACCORDANCE WITH BELGIAN GAAP........................     149,420        160,687        169,886

   ITEMS HAVING THE EFFECT OF INCREASING (DECREASING) REPORTED NET
   INCOME:
   a.  Goodwill-- Stock repurchase program...........................     (1,995)        (1,995)        (1,995)
   b.  Goodwill-- Purchase accounting................................      12,963            219             --
   c.  Goodwill-- Assets lives.......................................       (294)          (294)          (362)
   d.  Impairment of long-lived assets...............................     (7,071)        (7,047)            170
   e.  Pensions
        e-1.  SFAS 87 provision......................................     (1,569)        (2,293)        (1,307)
   f.  Foreign currency transactions.................................       2,504        (8,353)        (5,575)
   g.  Revaluation of long-lived assets..............................         731          1,154            637
   h.  Income taxes..................................................       6,168            452            345
   i.  Lease accounting..............................................       3,029          5,002          3,761
   j.  Net US GAAP adjustments for equity method of accounting
       investees.....................................................       (340)            305             13
   k.  Stock based compensation......................................    (19,514)        (1,517)             --
   m.  Directors remuneration........................................     (1,106)          (949)          (926)
   n.  Highly inflationary economies.................................         286            513             --
   o.  Disposal of investments.......................................          --        (1,739)             --
   p.  Treasury shares...............................................       1,517             --             --
   q.  Derivative instruments........................................       (970)          3,274             --
   r.  Other items...................................................        238               9            467
                                                                        ----------     ----------     ----------
        Total US GAAP adjustments before tax effects.................     (5,423)       (13,259)        (4,772)
   s.  Tax effects of US GAAP adjustments............................       4,049          3,247            740
                                                                       -----------     ----------     ----------
    NET INCOME IN ACCORDANCE WITH US GAAP............................     148,046        150,675        165,854
                                                                       ===========     ==========     ==========

                                 DELHAIZE GROUP

                                                                                         DECEMBER 31,
                                                                               --------------------------------
                                                                                   2001               2000
                                                                                ------------       ------------
                                                                                  (ALL AMOUNTS ARE EXPRESSED
                                                                                     IN THOUSANDS OF EUR)
   SHAREHOLDERS' EQUITY IN ACCORDANCE WITH BELGIAN GAAP.....................      3,716,037          1,364,691

   ITEMS HAVING THE EFFECT OF INCREASING (DECREASING) REPORTED
   SHAREHOLDERS' EQUITY:
   a.  Goodwill-- Stock repurchase program.................................          71,857             73,852
   b.  Goodwill-- Purchase accounting......................................       (121,263)             19,128
   c.  Goodwill-- Assets lives.............................................          11,382             13,713
   d.  Impairment of long-lived assets.....................................        (15,746)            (8,132)
   e.  Pensions:
        e-1.  SFAS 87 provision............................................        (21,492)           (19,906)
        e-2.  Reclassification.............................................        (15,309)                 --
   g.  Revaluation of long-lived assets....................................        (16,948)           (17,680)
   h.  Income taxes........................................................        (16,315)           (22,040)
   i.  Lease accounting....................................................             979            (2,050)
   j.  Net US GAAP adjustments for equity method of accounting investees...              15              (246)
   l.  Dividends on ordinary shares........................................         133,046            125,038
   n.  Highly inflationary economies.......................................           2,040              1,267
   o.  Disposal of investment..............................................              --            (1,739)
   p.  Treasury shares.....................................................        (17,445)                 --
   q.  Derivative instruments..............................................       (102,900)                 --
   r.  Other items.........................................................          2,648               2,595
                                                                                ------------        -----------
        Total US GAAP adjustments before tax effects.......................       (105,451)            163,800
   s.  Tax effects of US GAAP adjustments..................................          71,611             21,708
                                                                                -----------         -----------
    SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP........................       3,682,197          1,550,199
                                                                                ===========         ===========

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

                                 DELHAIZE GROUP

    The computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 prepared in accordance with US GAAP was as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                           2001           2000           1999
                                                                        -----------    -----------     -----------
                                                                       (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF
                                                                                EUR, EXCEPT PER SHARE DATA)
    Net income in accordance with US GAAP available to ordinary
    shareholders.....................................................      148,046      150,675         165,854
    Dilutive effect on earnings of ownership in subsidiary shares....           --      (1,228)             --
                                                                        ----------    ---------       ----------
    Net income for diluted earnings per ordinary share...............      148,046      149,447         165,854
                                                                        ==========    =========       ==========
    Weighted average number of ordinary shares outstanding...........       79,494       52,023          51,983
    Dilutive effect of employee stock options........................          710           46             102
                                                                        ----------    ---------       ----------
    Weighted average number of diluted ordinary shares outstanding...       80,204       52,069          52,085
                                                                        ==========    =========       ==========
       Basic earnings per ordinary share.............................         1.86         2.90            3.19
       Diluted earnings per ordinary share...........................         1.85         2.87            3.18

    For the year ended December 31, 2001, approximately 424,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted EPS because the effect was antidilutive.

STATEMENTS OF COMPREHENSIVE INCOME

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                           2001           2000           1999
                                                                        -----------    -----------     -----------
                                                                               (ALL AMOUNTS ARE EXPRESSED
                                                                                   IN THOUSANDS OF EUR)
    Net income in accordance with US GAAP.................................   148,046      150,675        165,854
    Other comprehensive income:
       Derivative instruments:
         Cumulative effect of accounting change, net of tax effect of
          EUR 81.2 million (see US GAAP adjustment (q))...................  (132,420)          --             --
         Change in fair value at the date interest rate lock agreements
          were settled, net of tax effect of 7.3 million..................   (11,055)
         Adjustment in connection with the share exchange, net of tax effect of EUR 50.0 million (see Note 2 to the consolidated
          financial statements)...........................................    81,489           --             --
         Reclassification adjustment recorded to net income, net of tax
          effect of EUR 2.9 million.......................................     4,607           --             --
       Unrealized loss on securities......................................      (265)          --             --
       Changes in unrealized foreign exchange gains and losses............    82,298       50,118        119,693
       Additional pension liability, net of tax effect of EUR 5.9 million.    (9,704)        (128)          (117)
                                                                           -----------  ----------     ----------
    Other comprehensive income............................................    14,950       49,990        119,576
                                                                           -----------  ----------     ----------
    Comprehensive income in accordance with US GAAP.......................   162,996      200,665        285,430
                                                                           ===========  ==========     ==========

    Accumulated other comprehensive income, end of year:
       Derivative instruments.............................................   (57,379)           --             --
       Securities.........................................................      (265)           --             --
       Unrealized foreign exchange gains and losses.......................   221,177      138,879         88,761
       Pension liability, net.............................................   (38,014)     (28,310)       (28,182)
                                                                           -----------  ----------      ---------
    Accumulated other comprehensive income, end of year...................   125,519      110,569         60,579
                                                                           ===========  ==========      =========

    The following presents Delhaize Group's condensed consolidated statements of income and condensed consolidated balance sheets prepared in accordance with US GAAP considering all the items discussed previously in this note and certain other reclassifications that do not affect net income or shareholders' equity, including

                                 DELHAIZE GROUP
transactions considered exceptional or non-operating under Belgian GAAP that are classified as operating under US GAAP.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                           2001           2000           1999
                                                                        -----------    -----------     -----------
                                                                               (ALL AMOUNTS ARE EXPRESSED
                                                                                   IN THOUSANDS OF EUR)
Sales and other revenues...............................................     21,278,324   17,946,676     14,086,428
Cost of sales..........................................................     16,140,723   13,764,324     10,859,830
                                                                            ----------   ----------     ----------
Gross profit...........................................................      5,137,601    4,182,352      3,226,598
Selling, general, and administrative expenses..........................      4,362,424    3,568,742      2,605,771
Other (expense) income, net............................................         (4,035)      35,713          2,639
                                                                            ----------   ----------     ----------
Operating income.......................................................        771,142      649,323        623,466
Interest expense, net..................................................        423,464      272,771        123,412
Income from companies accounted for under the equity method............            496        3,130          3,346
                                                                            ----------   ----------     ----------
Income before income taxes and minority interests......................        348,174      379,682        503,400
Income taxes...........................................................        178,668      138,529        186,854
                                                                            ----------   ----------     ----------
Income after taxes and before minority interests.......................        169,506      241,153        316,546
Minority interests.....................................................         21,460       90,478        150,692
                                                                            ----------   ----------     ----------
Net income.............................................................        148,046      150,675        165,854
                                                                            ==========   ==========     ==========

    Cost of sales includes shipping and handling costs, bottling costs, advertising costs and promotional allowances. "Cost of sales" under US GAAP differs from "cost of goods sold" under Belgian GAAP, as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                           2001           2000           1999
                                                                        -----------    -----------    ----------
                                                                               (ALL AMOUNTS ARE EXPRESSED
                                                                                   IN THOUSANDS OF EUR)
   Shipping and handling costs (a).................................      488,137        378,866        290,505
   Bottling costs (a)..............................................       20,947         22,178         22,243
   Equity method investees-- see Note 21(j)........................     (124,207)      (198,465)      (189,992)
   Other income, net (b)...........................................     (212,524)      (134,248)       (69,722)
                                                                        ---------      ----------      ---------
   Total...........................................................      172,353         68,331         53,034
                                                                        =========      ==========      =========

----------

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

                                 DELHAIZE GROUP

    Income from companies accounted for under the equity method primarily represents income from those investees of Delhaize Group that are proportionately consolidated under Belgian GAAP (See Note 20 to the consolidated financial statements). Under US GAAP, these investments would be accounted for using the equity method of accounting. The following footnote summarizes the investments proportionately consolidated under Belgian GAAP (amounts presented in accordance with Belgian GAAP):

                                                         DECEMBER 31,
                                                  -----------------------------
                                                     2001                2000
                                                  ----------          ---------
                                                   (ALL AMOUNTS ARE EXPRESSED
                                                     IN THOUSANDS OF EUR)
   Current assets.................................  10,380               8,766
   Current liabilities............................  17,125              17,777
   Non-current assets.............................  19,849              21,858
   Non-current liabilities........................     338                  --


                                                    YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                2001         2000         1999
                                               --------    --------    -------
                                                   (ALL AMOUNTS ARE EXPRESSED
                                                      IN THOUSANDS OF EUR)
   Net sales................................   74,054      190,255     206,738
   Operating income.........................    1,004        2,880       4,563
   Net income...............................      475        1,513       2,550
   Cash flows from operating activities.....    2,350        8,769       6,721
   Cash flows from investing activities.....     (558)      (6,226)        258
   Cash flows from financing activities.....   (1,185)      (5,253)     (6,902)

    Exceptional items under Belgian GAAP, as disclosed in Note 1 to the consolidated financial statements, do not qualify as extraordinary items under US GAAP. These amounts, under US GAAP, for 2001, 2000 and 1999, have been classified in operating income as "other income/expense, net," and "selling, general and administrative expenses" depending on the nature of the cost.

                                 DELHAIZE GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31,
                                                                                ----------------------------------
                                                                                    2001                 2000
                                                                               --------------       --------------
                                                                                  (ALL AMOUNTS ARE EXPRESSED
                                                                                     IN THOUSANDS OF EUR)
                                     ASSETS
CURRENT ASSETS:
Cash and cash equivalents................................................          383,550             259,688
Receivables..............................................................          505,878             617,878
Inventories..............................................................        1,839,699           1,842,738
Prepaid expenses.........................................................           59,197              89,566
Deferred tax assets......................................................            1,494                  --
                                                                               --------------      --------------
         Total current assets............................................        2,789,818           2,809,870
Property, at cost, less accumulated depreciation.........................        4,190,533           3,756,536
Intangible assets, at cost, less accumulated amortization................        4,822,027           3,800,169
Investment in companies accounted for under the equity method............           11,028              10,922
Deferred tax assets......................................................           15,170               4,713
Other assets.............................................................           82,523              50,978
                                                                               --------------      --------------
         TOTAL ASSETS....................................................       11,911,099          10,433,188
                                                                               ==============      ==============

            LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities......................................................        2,701,841           5,539,045
Long-term borrowings.....................................................        3,761,637             688,702
Capital lease obligations................................................          788,745             667,552
Deferred tax liabilities.................................................          591,217             203,251
Other long-term liabilities..............................................          356,202             258,616
                                                                               --------------      --------------
         Total liabilities...............................................        8,199,642           7,357,166
Minority interests.......................................................           29,260           1,525,823
Shareholders' equity.....................................................        3,682,197           1,550,199
                                                                               --------------      --------------
         TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY..       11,911,099          10,433,188
                                                                               ==============      ==============


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

    In September 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily relate to lease obligations. During 2001, Delvita recorded cash payments against these reserves of approximately EUR 0.1 million.

    In October 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its subsidiary, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United

                                 DELHAIZE GROUP

States bankruptcy code on November 12, 2001 and is in liquidation. In connection with these closings, Delhaize Group recorded liabilities of EUR 34.5 million.

    Other than those store closings in 2001 relating to Delvita and SDM, the majority of Delhaize Group's store closings in 2001, 2000 and 1999 relate to Delhaize America.

    The following table is presented to show the number of Delhaize America stores closed and planned to be closed at December 31, 2001, 2000 and 1999 that compose Delhaize America's closed store liabilities at those dates. Additionally, the number of stores committed for closure, the number of stores closed, the number of closed stores acquired and the number of stores sold or for which the lease was terminated in 2001, 2000 and 1999:

                                                                       PLANNED
                                                           CLOSED      CLOSINGS       TOTAL
                                                         ----------   ----------   -----------
Balance, January 1, 1999...............................       131           26            157
Stores added...........................................        --           16             16
Stores acquired........................................        14           --             14
Planned closings completed.............................        35          (35)            --
Stores sold/lease terminated...........................      (24)           --            (24)
                                                            ------       ------       --------
Balance, December 31, 1999.............................       156            7            163
Stores added...........................................        --           36             36
Stores acquired........................................        25            1             26
Planned closings completed.............................        30          (30)            --
Stores sold/lease terminated...........................       (24)          --            (24)
                                                            ------       ------       --------
Balance, December 31, 2000.............................       187           14            201
Stores added...........................................        --            8              8
Stores acquired........................................        --           --             --
Planned closings completed.............................        12          (12)            --
Stores sold/lease terminated...........................       (20)          --            (20)
                                                            ------       ------       --------
Balance, December 31, 2001.............................       179           10            189
                                                            ======       ======       ========

    The following table reflects Delhaize America's closed store liabilities at December 31, 2001, 2000 and 1999 and activity during 2001, 2000 and 1999 including additions to closed store liabilities charged to operations, additions for closed stores acquired in purchase transactions, adjustments to liabilities based on changes in facts and circumstances and payments made:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                           2001           2000           1999
                                                                        -----------    -----------    ----------
                                                                               (ALL AMOUNTS ARE EXPRESSED
                                                                                   IN MILLIONS OF EUR)
Beginning of year balance, January 1,..................................    199.0        106.3           96.9
Additions charged to earnings:
   Store closings-- lease obligations..................................      3.2         36.3           12.9
   Store closings-- other exit costs...................................      0.3          5.0            1.6
   Adjustments to prior year estimates-- lease obligations.............      4.7          0.9          (0.9)
   Adjustments to prior year estimates-- other exit costs..............      0.3          4.2             --
   Reserves reversed to income.........................................       --           --          (1.7)
                                                                         ---------     ---------     --------
     Total charge to earnings, net.....................................      8.5         46.4           11.9
Reductions:
   Lease payments made.................................................    (17.1)       (11.9)          (7.7)
   Lease terminations..................................................     (1.3)        (3.7)          (9.9)
   Payments for other exit costs.......................................     (5.0)        (6.5)          (3.6)
                                                                         ---------     ---------     ---------
     Total reductions..................................................    (23.4)       (22.1)         (21.2)
Closed store liabilities associated with purchase transactions:
   Lease obligations...................................................       --         43.2            2.3
   Other exit costs....................................................       --         21.6            0.8
   Adjustments to goodwill.............................................     (7.8)        (4.0)             --
                                                                         ---------     ---------     ---------

                                 DELHAIZE GROUP

     Total acquired liabilities........................................     (7.8)         60.8            3.1
Translation adjustments................................................     10.7           7.6           15.6
                                                                         ---------     ---------     ---------
Ending balance, December 31,...........................................    187.0         199.0          106.3
                                                                         =========     =========     =========

    The balance at December 31, 2001 of EUR 187.0 million consisted of lease obligations and other exit costs of EUR 159.2 million and EUR 27.8 million, respectively. The balance at December 31, 2000 of EUR 199.0 million consisted of lease obligations and other exit costs of EUR 163.6 million and EUR 35.4 million, respectively. The balance at December 31, 1999 of EUR 106.3 million consisted of lease obligations and other exit costs of EUR 96.5 million and EUR
9.8 million, respectively. The opening balance at January 1, 1999 of EUR 96.9 million consisted of lease obligations and other exit costs of EUR 87.4 million and EUR 9.5 million, respectively.

    Delhaize America provided for closed store liabilities in each of the years presented in the above table relating to the estimated post-closing lease obligations and related other exit costs (which include estimated real estate taxes, common area maintenance and other costs contractually required to be paid in connection with the lease obligations) associated with the store closing commitments. Store closings are generally completed within one year after the decision to close. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to 20 years. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants, changes in actual store closing dates that differ from planned store closing dates and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

    Delhaize America uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

    During 2001, Delhaize America recorded additions to closed store liabilities of EUR 8.5 million related to 12 store closings made in the ordinary course of business and adjustments to prior year estimates for stores previously closed. During the same period , Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 23.4 million. These reductions included cash payments of approximately EUR 17.1 million for ongoing rent payments on closed stores' remaining lease obligations, net of sublease income, EUR 1.3 million for lease termination fees and EUR 5.0 million paid for other exit costs, as discussed above. The non-cash adjustments of EUR 7.8 million related primarily to two events: 1) the revaluation of closed store liabilities of approximately EUR 6.7 million as a result of the share exchange by Delhaize Group; and 2) a reduction for closed stores acquired in the Hannaford acquisition, based on final purchase accounting allocation of EUR 14.5 million.

    During 2000, Delhaize America recorded additions to closed store liabilities of EUR 64.8 million related to 26 store properties acquired, or for which the lease was assumed, in the Hannaford acquisition. All but one of the 26 stores included in the reserve had been closed prior to the acquisition date. The remaining activities associated with exiting these stores are to maintain the store under the leasehold requirements, to dispose of any owned property and equipment and to settle the remaining lease obligations. The acquired Hannaford liabilities for closed stores include EUR 43.2 million related to the present value of future unrecoverable lease liabilities with remaining non-cancelable terms ranging from 3 to 22 years. Other exit costs accrued are approximately EUR
21.6 million for activities that are directly related to the remaining lease obligations, which comprised EUR 11.2 million for real estate taxes, EUR 8.6 million for property maintenance and utilities and EUR 1.8 million for property insurance. Accrued other exit costs are paid over the remaining lease term. A non-cash reduction in the amount of approximately EUR 4.0 million was made prior to December 31, 2000, with a corresponding reduction in goodwill, principally related to a lease liability that was canceled.

    During 1999, Delhaize America acquired and immediately closed 14 stores in connection with acquisitions from major supermarket chains. The related lease obligations and other exit costs for these acquired closed stores were EUR 3.1 million for 1999 and were recorded as an addition to goodwill recorded in the related purchase transaction.

                                 DELHAIZE GROUP

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

PENSION BENEFIT PLANS

    Delhaize America has a non-contributory retirement plan covering all employees at its operating subsidiaries Food Lion and Kash n' Karry with one or more years of service. Employees' benefits under the plan become vested after five years of consecutive service. Forfeitures of the plan are used to off-set plan expenses. The plan provides benefits to participants upon death, retirement or termination of employment with Delhaize America. Contributions to the retirement plan are determined by Delhaize America's Board of Directors. Expense related to the plan was EUR 52.3 million, EUR 88.1 million and EUR 102.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

    One of Delhaize America's operating subsidiaries, Hannaford, maintains a non-contributory, defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees' length of service and earnings. Delhaize America's policy is to fund the plan based upon legal requirements and tax regulations. Plan assets consist of common stocks, cash and cash equivalents and fixed income investments. Hannaford also provides a defined contribution 401(k) plan to substantially all employees. The amount charged to expense for this plan in 2001 was approximately EUR 6.8 million. The amount charged to expense for this plan in 2000 from the acquisition date of Hannaford through December 31, 2000 was approximately EUR
2.5 million.

    Delhaize Belgium has a contributory, defined benefit pension plan covering approximately 10% of its employees. The plan provides benefits to participants upon death or retirement and Delhaize Belgium funds the plan based upon legal requirements and tax regulations.

    Delhaize Group's disclosures for defined benefit plans inside and outside the United States, as required by SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, are as follows:

                                 DELHAIZE GROUP

                                                                2001                               2000
                                                 --------------------------------    ------------------------------
                                                             PLANS                               PLANS
                                                             OUTSIDE                             OUTSIDE
                                                  UNITED     OF THE                    UNITED    OF THE
                                                  STATES     UNITED                    STATES    UNITED
                                                   PLANS     STATES       TOTAL        PLANS     STATES      TOTAL
                                                 ---------  ---------  ----------    --------- ----------  ---------
                                                            (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
   CHANGE IN BENEFIT OBLIGATION:
   BENEFIT OBLIGATION AT BEGINNING OF YEAR.....   100,128      77,616     177,744         --      73,256      73,256
   Benefit obligation at acquisition...........        --       1,429       1,429     102,613         --     102,613
   Service cost................................     4,975       3,274       8,249       1,903      2,586       4,489
   Interest cost...............................     7,570       4,687      12,257       3,160      4,378       7,538
   Plans' participants' contributions..........        --       1,250       1,250         --       1,203       1,203
   Plans' amendments                                  794          --         794         --          --          --
   Actuarial (losses)/gains....................     1,890        (590)      1,300        (68)         --         (68)
   Benefits paid...............................   (13,034)     (6,506)    (19,540)    (6,519)     (3,883)    (10,402)
   Foreign currency translation................     5,627         112       5,739       (961)         76        (885)
                                                    -----         ---       -----      -----       -----        -----
   BENEFIT OBLIGATION AT END OF YEAR...........   107,950      81,272     189,222    100,128      77,616     177,744
                                                  =======      ======     =======    =======      ======     =======

   CHANGE IN PLANS' ASSETS:
   FAIR VALUE OF PLANS' ASSETS AT BEGINNING OF
   YEAR........................................   109,739      47,003     156,742         --      44,117      44,117
   Fair value of plans' assets at acquisition..        --          --          --     115,321         --     115,321
   Actual return on plans' assets..............   (18,460)      1,854     (16,606)      1,587      2,260       3,847
   Group contributions.........................     3,276       5,005       8,281         403      3,306       3,709
   Plans' participants' contributions..........        --       1,250       1,250         --       1,203       1,203
   Benefits paid...............................   (13,034)     (6,506)    (19,540)     (6,519)    (3,883)    (10,402)
   Foreign currency translation................     5,669          --       5,669      (1,053)         --     (1,053)
                                                    -----         ---       -----      -----       -----        -----
   FAIR VALUE OF PLANS' ASSETS AT END OF YEAR..    87,190      48,606     135,796    109,739      47,003     156,742
                                                   ======      ======     =======    =======      ======     =======
   Funded status of the plans..................   (20,760)    (32,666)    (53,426)      9,611    (30,613)    (21,002)
   Unrecognized prior service cost.............       807          --         807         --          --          --
   Unrecognized actuarial loss.................    20,197       6,155      26,352      3,239       5,503       8,742
   Unrecognized net transition obligation......        --         997         997         --       2,681       2,681
                                                    -----         ---       -----      -----       -----       -----
   NET AMOUNT RECOGNIZED.......................       244     (25,514)    (25,270)    12,850     (22,429)     (9,579)
                                                      ===     ========    ========    ======     ========     ======




                                                                2001                               2000
                                                 --------------------------------    ------------------------------
                                                             PLANS                               PLANS
                                                             OUTSIDE                             OUTSIDE
                                                  UNITED     OF THE                    UNITED    OF THE
                                                  STATES     UNITED                    STATES    UNITED
                                                   PLANS     STATES       TOTAL        PLANS     STATES      TOTAL
                                                 ---------  ---------  ----------    --------- ----------  ---------
                                                            (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
   AMOUNTS RECOGNIZED IN THE CONDENSED
   CONSOLIDATED BALANCE SHEETS (PRESENTED
   ABOVE):
   Prepaid benefit cost........................        --          --          --     12,850          --      12,850
   Accrued benefit liabilities.................   (16,234)    (25,726)    (41,960)        --     (22,650)    (22,650)
   Intangible Assets...........................       807          --         807         --          20          20
   Shareholders' equity (representing
   accumulated other Comprehensive income
   adjustments)................................    15,671         212      15,883         --         201         201
                                                  -------      ------     --------   --------    --------    --------
   NET AMOUNT RECOGNIZED.......................       244     (25,514)    (25,270)    12,850     (22,429)      (9,579)
                                                      ===     ========    ========    ======     ========      =======

                                 DELHAIZE GROUP

    Actuarial assumptions have been determined by actuaries on a country-by-country basis and plan-by-plan. Weighted average actuarial assumptions have been determined as follows:

                                                                2001                               2000
                                                 --------------------------------    ------------------------------
                                                                 PLANS OUTSIDE                       PLANS OUTSIDE
                                                 UNITED STATES     OF THE            UNITED STATES      OF THE
                                                     PLANS       UNITED STATES           PLANS       UNITED STATES
                                                 -------------   -------------       -------------   -------------
   Discount rate..............................       7.3%           5.8%                7.5%             5.8%
   Rate of compensation increase..............       4.5%           4.0%                4.5%             4.0%
   Expected return on plan assets.............      10.5%           6.6%               10.5%             6.6%



                                                                        YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------
                                                                2001                               2000
                                                 --------------------------------    ------------------------------
                                                             PLANS                               PLANS
                                                             OUTSIDE                             OUTSIDE
                                                  UNITED     OF THE                    UNITED    OF THE
                                                  STATES     UNITED                    STATES    UNITED
                                                   PLANS     STATES       TOTAL        PLANS     STATES      TOTAL
                                                 ---------  ---------  ----------    --------- ----------  ---------
                                                            (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF EUR)
   COMPONENTS OF NET PERIODIC BENEFIT COSTS:
   Service cost................................       4,975       4,524      9,499       1,903       3,789       5,692
   Plans' participants' contributions..........          --      (1,250)    (1,250)         --      (1,203)     (1,203)
   Expected interest cost......................       7,570       4,687     12,257       3,160       4,378       7,538
   Expected return on plans' assets............     (10,353)     (3,085)   (13,438)     (4,957)     (2,923)     (7,880)
   Amortization of actuarial net loss..........          61          --         61          --          --          --
   Amortization of net transition obligation...          --       1,684      1,684          --       1,685       1,685
                                                  ---------    ---------   --------    --------     --------    -------
   NET PERIODIC BENEFIT COSTS..................       2,253       6,560      8,813         106       5,726       5,832
                                                  =========    =========   ========    ========     ========    =======

    The aggregate accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were EUR 161.6 million and EUR 135.8 million, respectively as of December 31, 2001, and EUR 56.0 million and EUR 47.0 million, respectively, as of December 31, 2000.

                                 DELHAIZE GROUP

INCOME TAXES

                                                                                 YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------
                                                                             2001          2000          1999
                                                                          -----------    ---------    -----------
                                                                                (ALL AMOUNTS ARE EXPRESSED
                                                                                   IN THOUSANDS OF EUR)
   Income before income taxes and minority interests:
      Belgian companies.................................................    40,375       52,101        38,212
      Foreign companies.................................................   307,799      327,581       465,188
                                                                           -------      -------       -------
        Total income before income taxes and minority interests.........   348,174      379,682       503,400
                                                                           =======      =======       =======
   Income taxes consist of the following:
      Current:
       Belgian companies................................................     3,304       11,533         8,135
       Foreign companies................................................   120,093       91,647       147,392
                                                                           -------       ------       -------
        Total current...................................................   123,397      103,180       155,527
      Deferred:
       Belgian companies................................................    16,391        2,537         2,188
       Foreign companies................................................    38,880       32,812        29,139
                                                                            ------       ------        ------
        Total deferred..................................................    55,271       35,349        31,327
                                                                            ------       ------        ------
        Total income taxes..............................................   178,668      138,529       186,854
                                                                           =======      =======       =======

    The components of deferred income tax assets and liabilities are as follows:

                                                                                        DECEMBER 31,
                                                                               -------------------------------
                                                                                  2001                2000
                                                                               ------------         ----------
                                                                                 (ALL AMOUNTS ARE EXPRESSED
                                                                                    IN THOUSANDS OF EUR)
   Deferred tax assets:
      Pension.............................................................       9,244               8,138
      Accrued expenses....................................................          --              47,798
      Prepayments and other assets........................................      81,289                  --
      Fixed assets........................................................      15,437              21,666
      Provisions for store closing........................................      77,044              72,833
      Provisions not yet deductible.......................................       1,582               3,547
      Leases..............................................................      63,933              54,435
      Operating loss carryforwards and tax credits........................      78,486              55,458
      Deferred charges....................................................          --               9,646
      Others..............................................................      35,484               7,985
                                                                                ------               -----
        Total deferred tax assets.........................................     362,499             281,506
      Less: valuation allowances.........................................      (58,492)            (41,140)
                                                                              --------             -------
        Total deferred tax assets.........................................     304,007             240,366
                                                                              ========             =======


                                                                                        DECEMBER 31,
                                                                               -------------------------------
                                                                                  2001                2000
                                                                               ------------         ----------
                                                                                 (ALL AMOUNTS ARE EXPRESSED
                                                                                    IN THOUSANDS OF EUR)
   Deferred tax liabilities:
      Fixed assets........................................................      (826,903)           (364,765)
      Inventories.........................................................       (17,472)            (52,069)
      Accrued expenses....................................................        (8,228)                 --
      Other...............................................................       (47,745)            (26,627)
                                                                               ------------         ---------
        Total deferred tax liabilities....................................      (900,348)           (443,461)
                                                                               ============         =========

                                 DELHAIZE GROUP

    Net deferred income tax assets and liabilities are classified in the accompanying consolidated balance sheets prepared and presented in accordance with US GAAP as follows:

                                                                                        DECEMBER 31,
                                                                               -------------------------------
                                                                                  2001                2000
                                                                               ------------         ----------
                                                                                 (ALL AMOUNTS ARE EXPRESSED
                                                                                    IN THOUSANDS OF EUR)
   Current deferred tax assets............................................          1,494                  --
   Non-current deferred tax assets........................................         15,170               4,713
   Current deferred tax liabilities.......................................        (21,788)             (4,557)
   Non-current deferred tax liabilities...................................       (591,217)           (203,251)
                                                                                 ---------           --------
        Net deferred tax liabilities......................................       (596,341)           (203,095)
                                                                                 =========           ========

    The increase of the net deferred tax liability of approximately EUR 393 million does not equal the deferred tax provision in 2001 of approximately EUR 55 million primarily due to a net deferred tax liability of approximately EUR 397 million recorded in connection with the share exchange (allocation of purchase price) and the translation of deferred income tax items from Delhaize America.

    The increase of the net deferred tax liability of approximately EUR 166 million does not equal the deferred tax provision in 2000 of approximately EUR 35 million primarily due to a net deferred tax liability of approximately EUR 134 million recorded in the acquisition of Hannaford and the translation of deferred income tax items from Delhaize Group's United States subsidiaries.

    At December 31, 2001, Delhaize Group had net operating loss ("NOL") and tax credit carryforwards, for tax purposes, of approximately EUR 887 million, which will expire at various dates between 2002 and 2016. Approximately EUR 742 million (USD 654 million) of this amount was due to state tax losses assumed in the acquisition of Hannaford for which realization is not considered likely. Accordingly, a valuation allowance of EUR 31.7 million was recorded on the related deferred tax asset.

    At December 31, 2000, Delhaize Group had NOL and tax credit carryforwards, for tax purposes, of approximately EUR 774 million, which will expire at various dates between 2001 and 2016. Approximately EUR 703 million (USD 654 million) of this amount was due to state tax losses assumed in the acquisition of Hannaford for which realization is not considered likely. Accordingly, a valuation allowance of EUR 30.0 million was recorded on the related deferred tax asset

    The NOL and tax credit carryforwards may not be used to offset income taxes in other jurisdictions. Delhaize Group has established a valuation allowance to reduce the tax benefit of certain net operating losses to an amount that is more likely than not realizable.

                                 DELHAIZE GROUP

    The following is a reconciliation of Delhaize Group's Belgian statutory income tax rate with Delhaize Group's effective income tax rate:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------
                                                                                2001         2000          1999
                                                                             ----------   ----------   ---------
   Belgian statutory income tax rate......................................      40.2%        40.2%         40.2%
   Items affecting the Belgian statutory income tax rate:
      Taxation in jurisdictions outside Belgium: (primarily due to
      United States federal and state income tax rates applied
      to the income of Delhaize America)(1)...............................       2.1          0.4          (2.0)
      Amortization of non-deductible goodwill at non-US subsidiaries......       4.6          0.9           0.4
      Tax charges on dividend income......................................       0.8          0.8           0.2
      Non-taxable income / non-deductible expenses........................       1.2         (3.9)         (1.9)
      Non-taxable capital gain............................................        --         (3.4)           --
      Other...............................................................       2.4          1.5           0.2
                                                                                -----        -----         -----
        Effective tax rate................................................      51.3%        36.5%         37.1%
                                                                                =====        =====         =====


           (1) In 2001, approximately 97% of Delhaize Group's consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 46.8%.

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


    Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as management has asserted that it has specific plans to permanently reinvest the undistributed earnings of these subsidiaries. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.9 billion and EUR 1.5 billion at December 31, 2001 and December 31, 2000, respectively.

STOCK BASED COMPENSATION

    Under US GAAP, Delhaize Group has elected to follow the accounting provisions of APBO 25, for grants of shares, share options and other equity instruments and to adopt the disclosure-only provisions of SFAS No. 123 Accounting for Stock Based Compensation ("SFAS 123").

Delhaize Group Convertible Bonds with Warrants

    In June 1996, Delhaize Group granted certain employees the right to purchase up to 10,400 debenture bonds with detachable warrants. At the date of grant, the market value of Delhaize Group's ordinary shares was EUR 37.93 per share. In total, 9,943 bonds were issued representing an aggregate loan to Delhaize Group of approximately EUR 246,000. There were 50 warrants attached to each bond which gave the holders of each warrant the right to obtain one ordinary share of Delhaize Group for EUR 44.62 per share during various periods through June 2001. The maturity date of the debenture loan was June 30, 2001. The following table summarizes information about the warrants

                                 DELHAIZE GROUP
outstanding at December 31, 2001, 2000 and 1999:

                                                                                       DECEMBER 31,
                                                                          --------------------------------------
   WARRANTS OUTSTANDING                                                      2001         2000          1999
                                                                          ----------    ---------    -----------
   Outstanding at beginning of year.....................................      182,450      197,250       251,550
   Granted..............................................................           --           --            --
   Exercised............................................................     (179,450)     (14,800)      (54,300)
   Expired/Cancelled....................................................       (3,000)          --            --
                                                                           ----------     --------      --------
   Outstanding at the end of year.......................................           --      182,450       197,250
                                                                                          ========      ========
   Exercisable at the end of year.......................................           --      182,450       197,250

    The fair value of each warrant grant has been determined estimated on the date of grant using a Black-Scholes pricing model for European-type warrants with the following assumptions: risk free rate of 5.5%, expected life of 4.75 years, volatility of 8.0% and a dividend yield of 3.6%.

Delhaize Group Stock Options

    On June 5, 2001, Delhaize Group commenced a 60-day offering of a maximum of 150,000 stock options to certain employees. During the subscription period 134,900 stock options were subscribed (i.e. accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 64.16 per share. The stock options may be exercised starting January 1, 2005 through June 4, 2008.

    On June 5, 2000, Delhaize Group commenced a 60-day offering of a maximum of 130,000 stock options to certain employees. During the subscription period, 115,000 stock options were subscribed (i.e., accepted by employees). The holder of each stock option has the right to subscribe to one ordinary share of Delhaize Group for EUR 63.1 per share. The subscription rights may be exercised on the 1st through the 20th of June, September and December in 2004, 2005 and 2006.

    The following table summarizes information about stock options under this plan granted, outstanding and exercisable at December 31, 2001 and 2000:

                                                                     DECEMBER 31,
                                                            ---------------------------
                                                              2001               2000
                                                            ------------     ----------
   OPTIONS OUTSTANDING
   Outstanding at beginning of period......................  115,000                --
   Granted.................................................  141,000           119,400
   Exercised...............................................       --                --
   Forfeited...............................................  (6,700)           (4,400)
                                                             -------           -------
   Outstanding at the end of year..........................  249,300           115,000
                                                             =======           =======
   Options exercisable at the end of period................       --                --


    The fair value of each option has been estimated on the date of grant using a Black-Scholes pricing model with the following assumptions: risk free rate of 5.0% and 5.6% for 2001 and 2000, respectively, expected life of 5 years for 2001 and 2000, volatility of 36.0% and 38.0% for 2001 and 2000, respectively and a dividend yield of 2.2% and 2.6% for 2001 and 2000, respectively.

    Compensation expense for these options recognized during 2001 and 2000 was approximately EUR 538,000 and EUR 667,000, respectively. The weighted average fair value of options granted during the respective periods was approximately EUR 23.35 per option and approximately EUR 24.99 per option.

                                 DELHAIZE GROUP

Delhaize America Stock Option Plans

    Delhaize America has a stock option plan under which options to purchase up to 5 million shares of Delhaize Group ADSs may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Options become exercisable as determined by the Board of Directors of Delhaize America on the date of grant, provided that no option may be exercised more than ten years after the date of grant.

    Upon completion of the share exchange (see Note 2 to the consolidated financial statements), each of the Delhaize America options to purchase Delhaize America Class A common stock, whether vested or unvested, was converted into an option to purchase the number of Delhaize Group ADSs, rounded up to the nearest whole share, equal to the number of shares of Delhaize America Class A common stock subject to the option, multiplied by 0.40. The converted options are subject to substantially the same terms and conditions as were applicable to the converted options prior to the effective time of the share exchange.

    A summary of shares reserved for outstanding options, activity and related weighted average exercise price from the effective date of the share exchange is presented below:

                                                                                                    WEIGHTED
                                                                                                AVERAGE EXERCISE
                                                                                 SHARES          PRICE (IN USD)
                                                                             ----------------   ------------------
   2001
   Conversion to Delhaize Group ADSs
   Outstanding as of the effective date of the share exchange.............         3,482,709                39.30
   Granted................................................................            17,284                52.51
   Exercised..............................................................          (287,441)               22.22
   Forfeited/expired......................................................           (73,206)               55.15
                                                                            -----------------   -----------------
   Outstanding at end of year.............................................          3,139,346               40.29
                                                                            -----------------   -----------------
   Options exercisable at end of year.....................................          1,493,106               28.39
                                                                            -----------------   -----------------


    The following table summarizes options outstanding and options exercisable as of December 31, 2001, and the related weighted average remaining contractual life (years) and weighted average exercise price:

OPTIONS OUTSTANDING

                                                                              WEIGHTED      WEIGHTED
                                                                               AVERAGE      AVERAGE
                                                                              REMAINING     EXERCISE
                                                                  NUMBER     CONTRACTUAL   PRICE (IN
   RANGE OF EXERCISE PRICES                                     OUTSTANDING     LIFE          USD)
   ------------------------                                     -----------  -----------   ----------
   USD  10.85 - USD 25.60......................................     933,576       5.25       19.26
   USD  25.61 - USD 50.15......................................     917,978       7.22       41.25
   USD  50.16 - USD 94.45......................................   1,287,792       8.36       54.85
                                                                  ---------       ----       -----
   USD  10.85 - USD 94.45......................................   3,139,346       7.10       40.29
                                                                  =========       ====       =====

OPTIONS EXERCISABLE

                                                                                    WEIGHTED
                                                                 NUMBER         AVERAGE EXERCISE
   RANGE OF EXERCISE PRICES                                    EXERCISABLE       PRICE (IN USD)
   ------------------------                                    -----------      ----------------
   USD  10.85 - USD 25.60..................................       933,576            19.26
   USD  25.61 - USD 50.15..................................       467,360            40.21
   USD  50.16 - USD 94.45..................................        92,170            61.06
                                                                   ------            -----
   USD  10.85 - USD 94.45..................................     1,493,106            28.40
                                                                =========            =====

                                 DELHAIZE GROUP

    The weighted average fair value at date of grant for options granted during 2001 was USD 14.38. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                                 2001
                                                                ------
   Expected dividend yield (%)..............................      2.2
   Expected volatility (%)..................................     36.0
   Risk-free interest rate (%)..............................      3.8
   Expected term (years)....................................      4.0


    Delhaize America has restricted stock plans for executive employees. These shares of stock will vest over five years from the grant dates. The weighted average grant date fair value for these shares since the date of the share exchange was USD 19.27. On a US GAAP basis, Delhaize America recorded compensation expense related to restricted stock of approximately EUR 6.4 million, EUR 1.7 million and EUR 0.3 million in 2001, 2000 and 1999, respectively.

    A summary of shares reserved for outstanding restricted stock grants and activity from the effective date of the share exchange:

                                                                               SHARES
                                                                              --------
   2001
   Conversion to Delhaize Group ADSs
   Outstanding as of the effective date of the share exchange............      268,300
   Granted...............................................................           --
   Exercised.............................................................      (16,540)
   Forfeited/expired.....................................................         (711)
                                                                               -------
   Outstanding at year end...............................................      251,049
                                                                               -------

    As of December 31, 2001, there were 3.8 million shares of Delhaize Group ADSs available for future grants of incentive stock options.

Delhaize Group Pro forma Disclosures

    Had compensation cost been determined based on the provisions of SFAS 123, Delhaize Group's pro forma net earnings and earnings per share, on a US GAAP basis, would have been as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                               ----------------------------------
                                                                 2001         2000         1999
                                                               ---------   ----------   ---------
                                                                 (ALL AMOUNTS ARE EXPRESSED IN
                                                               THOUSANDS OF EUR, EXCEPT PER SHARE
                                                                             DATA)
   Net income-- as reported...................................   148,046      150,675       165,854
   Net income-- pro forma.....................................   136,305      145,989       165,520
   Basic earnings per share-- as reported.....................      1.86         2.90          3.19
   Basic earnings per share-- pro forma.......................      1.71         2.81          3.18
   Diluted earnings per share-- as reported...................      1.85         2.87          3.18
   Diluted earnings per share-- pro forma.....................      1.70         2.79          3.18

FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                 DELHAIZE GROUP

    Cash and cash equivalents, long-term investments and receivables, and short-term borrowings: The carrying amount of these items approximates fair value.

    Long-term debt : The fair values of Delhaize Group's long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies.

                                                           DECEMBER 31,
                                                    --------------------------
                                                      2001             2000
                                                    ----------     -----------
                                                    (ALL AMOUNTS ARE EXPRESSED
                                                        IN MILLIONS OF EUR)
   Fair value of long-term debt..................... 4,126.1           777.6
   Carrying amount of long-term debt................ 3,781.4           828.6

    Derivative financial instruments: The fair value of the derivative financial instruments is the amount at which these instruments could be settled based on estimates obtained from financial institutions.

                                                           DECEMBER 31,
                                                    --------------------------
                                                      2001             2000
                                                    ----------     -----------
                                                    (ALL AMOUNTS ARE EXPRESSED
                                                        IN MILLIONS OF EUR)
   Fair Value:
     Interest rate instruments...................... (7.8)           (212.7)
     Cross currency swaps........................... (5.5)             (1.0)
     Foreign exchange contracts..................... (0.5)              3.3


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 2001, the United States Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, ("SFAS 141"), which eliminates the pooling of interest method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and supercedes APB 16 and SFAS No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. Delhaize Group does not expect this standard to have a significant effect on its consolidated financial statements.

    Also in June, 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which addresses the financial accounting and reporting standards for acquisitions of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. Effective January 1, 2002, Delhaize Group will no longer be required to amortize goodwill and indefinite life intangible assets as a charge to earnings. In addition, Delhaize Group will be required to conduct an annual review of goodwill and other intangible assets for potential impairment. Amortization expense totaled EUR 158.1 million, EUR 59.1 million, and EUR 15.5 million for the years ended December 31, 2001, 2000, 1999, respectively. Delhaize Group is currently evaluating the provisions of SFAS 142 and has not yet determined the effect the adoption of this standard will on its consolidated financial statements.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of long-lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, and the accounting and reporting provisions of APBO No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a

                                 DELHAIZE GROUP
subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. Delhaize Group will be required to adopt SFAS 144, effective January 1, 2002. Delhaize Group does not believe the adoption of SFAS 144 will have a significant effect on its consolidated financial statements.

    In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 144 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Delhaize Group does not believe the adoption of SFAS 145 will have a significant effect on its consolidated financial statements.

    Emerging Issues Task Force (EITF) Issue Nos. 00-14, Accounting for Certain Sales Incentives; 00-22, Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales and Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future; 00-25, Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer; and 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) become effective for Delhaize Group, relating to applicable issues, on January 1, 2002. Delhaize Group does not believe that the adoption of these pronouncements will have a significant effect on its consolidated financial statements.

                                 DELHAIZE GROUP

                                  EXHIBIT INDEX

  EXHIBIT
    NO.                             DESCRIPTION                         PAGE NO.
-----------  ---------------------------------------------------------  --------

    1.1 Articles of Association of Delhaize Group (English translation) (Filed as Exhibit 4.1 to Delhaize Group's registration statement on Form S-8 (File No. 333-89292) filed with the SEC on May 29, 2002 and incorporated herein by reference)

    2.1 Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee
             (Filed as Exhibit 10.1 to Delhaize America's current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

    2.2 First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and
             The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America's current report on Form 8-K/A
             (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

    2.3 Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n' Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America's Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

    2.4      Form of Third Supplemental Indenture, dated as of
             November   , 2001, by and among Delhaize America,
             Food Lion, LLC, Hannaford Bros. Co., Kash `n Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin's Foods of South Burlington, Inc., Shop `n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as
             Exhibit 4(f) of Amendment No. 2 to Delhaize America's Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

    2.5 Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche
             Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America's current report on Form 8-K/A
             (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

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

  EXHIBIT
    NO.                             DESCRIPTION                         PAGE NO.
-----------  ---------------------------------------------------------  --------

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

    8.1      Subsidiaries of Delhaize Group (as of December 31, 2001)    E-3

   10.1      Consent of Deloitte & Touche Reviseurs d'Entreprises
             SC sfd SCRL                                                 E-5

   10.2      Delhaize Group Annual Report to Shareholders for 2001       E-6