Form 20-F
period 2002-12-31
DELHAIZE BROTHERS & CO THE LION ESTABLISHMENT
filed 2003-06-30
CIK 930309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

or

[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number: 1-15180

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

(Exact name of Registrant as specified in its charter)*

Delhaize Brothers and Co. “The Lion” (Delhaize Group)

(Translation of Registrant’s name into English)*

Belgium

(Jurisdiction of incorporation or organization)

rue Osseghem 53
B-1080 Brussels, Belgium
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, without nominal value	New York Stock Exchange**

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share	New York Stock Exchange

*	The Registrant’s charter (articles of association) specifies the Registrant’s name in French, Dutch and English.

**	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, without nominal value	92,392,704 (as of December 31, 2002)

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

Item 17 [  ]   Item  18 [X]

i

GENERAL INFORMATION

     The consolidated financial statements of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (also referred to with our consolidated and associated companies, except where the context otherwise requires, as “Delhaize Group”, “we”, “us”, “our” and the “Company”) appear in Item 18 of this annual report on Form 20-F. The consolidated financial statements of Delhaize Group presented herein and the notes to the financial statements are prepared in conformity with accounting principles generally accepted in Belgium (“Belgian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 22 to the consolidated financial statements.

     Delhaize Group is a food retailer headquartered in Belgium, which operates in 10 countries and on three continents. Delhaize Group was founded in Belgium in 1867 and many descendants of the founders are shareholders of Delhaize Group today. As of December 31, 2002, Delhaize Group had a sales network (which includes directly operated, affiliated and franchised stores) of 2,527 stores and employed approximately 144,000 people. The principal activity of Delhaize Group is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group’s consolidated subsidiary, Delhaize America, Inc. (“Delhaize America”), and Delhaize Group’s businesses in Belgium (collectively, “Delhaize Belgium”). Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB.” Delhaize Group American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), are listed on the New York Stock Exchange under the symbol “DEG.” The Delhaize Group website can be found at www.delhaizegroup.com and www.delhaize.com.

     Delhaize America’s results of operations included in Delhaize Group’s years ended December 31, 2002, 2001, and 2000 covered 52 weeks. The results of operations of Super Discount Markets, Inc. (“SDM”) included in Delhaize Group’s years ended December 31, 2001 and 2000 covered the period through November 12, 2001, the date SDM filed for bankruptcy, and covered 52 weeks for 2000. The results of operations for the remaining consolidated subsidiaries of Delhaize Group are presented on a calendar year basis.

     The preparation of Delhaize Group’s consolidated financial statements in conformity with Belgian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     The euro is our reporting currency. The translations of the euro amounts into U.S. dollar (USD) amounts are included solely for the convenience of readers in the United States of America and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.1686, the approximate rate of exchange on June 10, 2003. Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see note 1 to the consolidated financial statements.

     Our address and telephone number:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
rue Osseghem 53
B-1080 Brussels, Belgium
+32-2-412-2111

Forward-Looking Statements

     This document includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Private Securities Litigation Reform Act of 1995 about Delhaize Group that are subject to risks and uncertainties. All statements included in this document, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expansion and growth of its business, anticipated store openings and renovations, future capital expenditures or projected revenue growth, and business strategy, are forward-looking statements. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases.

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

     This document describes other important factors that could cause actual results to differ materially from expectations of Delhaize Group, including the factors described under the heading entitled “Risk Factors” under Section B of Item 3 below in this document. All written and oral forward-looking statements attributable to Delhaize Group or persons acting on behalf of Delhaize Group are expressly qualified in their entirety by such factors.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A.     Selected Financial Data

     The selected financial data for Delhaize Group is qualified in its entirety by reference to, and should be read in conjunction with, the consolidated financial statements of Delhaize Group and the notes to the consolidated financial statements included under Item 18 of this annual report. The historical financial data have been derived from the audited financial statements of Delhaize Group prepared in accordance with Belgian GAAP. You should refer to Note 22 of the financial statements included in this document for a discussion of the principal material differences between Belgian GAAP and US GAAP as they apply to Delhaize Group.

     Amounts reported in euros for periods ended prior to January 1, 1999 have been restated from Belgian francs to euros using the fixed exchange rate as of January 1, 1999 of EUR 1 = BEF 40.3399. The U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.1686, the approximate rate of exchange on June 10, 2003.

	Year Ended December 31,

	2002	2002	2001	2000	1999	1998
	USD	EUR	EUR	EUR	EUR	EUR

	(In millions, except per share amounts)
INCOME STATEMENT DATA
Belgian GAAP
Sales	24,177	20,688	21,396	18,168	14,310	12,912
Operating income	943	807	921	740	648	573
Income before taxation	397	339	361	402	511	455
Income after taxation and before minority interests	210	180	169	256	321	293
Net income	208	178	149	161	170	149
Cash dividends (1)	95	81	133	125	65	58
Earnings per share (2)	2.26	1.94	1.88	3.09	3.27	2.87
US GAAP
Sales and other revenues	24,014	20,549	21,278	17,947	14,086	12,752
Operating income	997	853	771	649	623	557
Income before income taxes and minority interests	554	474	348	380	503	459
Income after income taxes and before minority interests	347	297	170	241	317	297
Net income	335	287	148	151	166	154
Cash dividends paid (1)	155	133	125	65	58	51
Basic earnings per share (2)	3.65	3.12	1.86	2.90	3.19	2.97
Diluted earnings per share (2)	3.63	3.11	1.85	2.87	3.18	2.96

	Year Ended December 31,

	2002	2002	2001	2000	1999	1998
	USD	EUR	EUR	EUR	EUR	EUR

	(In millions)
BALANCE SHEET DATA
Belgian GAAP
Other assets — current	3,225	2,760	2,951	2,910	2,525	2,025
Total assets	12,668	10,840	12,086	10,398	5,723	4,534
Short-term borrowings	544	465	571	3,348	607	173
Long-term borrowings	3,651	3,124	3,761	690	622	467
Long-term capitalized lease commitments	779	667	769	649	482	427
Capital shares	54	46	46	26	25	25
Minority interests	40	34	36	1,510	905	830
Shareholders’ equity	4,124	3,529	3,716	1,365	1,086	911
US GAAP
Current assets	3,093	2,647	2,790	2,810	2,453	1,972
Total assets	12,498	10,695	11,759	10,433	5,735	4,528
Short-term borrowings	541	463	559	3,303	599	139
Long-term borrowings	3,674	3,144	3,762	689	621	465
Long-term capital lease obligations	810	693	789	668	500	444
Capital shares	54	46	46	26	25	25
Minority interests	35	30	29	1,526	902	829
Shareholders’ equity	4,154	3,555	3,682	1,550	1,195	963

	Year Ended December 31,

	2002	2002	2001	2000	1999	1998
	USD	EUR	EUR	EUR	EUR	EUR

	(In millions, except store count and per share amounts)
OTHER DATA
Store count at period end		2,527	2,444	2,310	2,112	1,904
Weighted average shares outstanding at period end		92,068	79,494	52,023	51,983	51,824
Adjusted EBITDA (3)(4)(5)	1,790	1,532	1,640	1,245	976	868
Net cash provided by operating activities	1,212	1,037	1,208	670	622	608
Net cash (used-in) investing activities	(702)	(601)	(608)	(3,330)	(759)	(348)
Net cash (used-in) provided by financing activities	(409)	(350)	(460)	2,516	257	(183)
Dividends per share (1)(5)(6)	1.03	0.88	1.44	1.36	1.24	1.12
Capital expenditures (5)	742	635	554	545	525	451

(1)	Delhaize Group pays dividends once a year after the annual meeting of shareholders following the fiscal year with respect to which the dividend relates. Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. Delhaize Group shareholders approved the dividend for the 2002 fiscal year on May 22, 2003.

(2)	Under US GAAP, the calculation of basic earnings per share is based on the weighted average number of ordinary shares outstanding and diluted earnings per share takes into account the effects of additional ordinary shares that would be issued if outstanding dilutive potential shares had been exercised. Under Belgian GAAP, earnings per share is based only on the weighted average number of ordinary shares outstanding.

(3)	Adjusted EBITDA is computed as follows:

	Year Ended December 31,

	2002	2002	2001	2000	1999	1998
	USD	EUR	EUR	EUR	EUR	EUR

	(In millions)
Net income	208	178	149	161	170	149
Financial expenses, net	532	455	464	297	140	117
Taxation	186	160	192	146	190	162
Depreciation and amortization	847	725	720	505	328	295
Exceptional expense (income), net (a)	15	13	96	41	(3)	1
Minority interests	2	1	19	95	151	144

Adjusted EBITDA	1,790	1,532	1,640	1,245	976	868

(a)	Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP. Exceptional items consisted of the following:

	Year Ended December 31,

	2002	2002	2001	2000	1999	1998
	USD	EUR	EUR	EUR	EUR	EUR

	(In millions)
Gains on disposals of fixed assets	16	14	8	6	18	20
Losses on disposals of fixed assets	(13)	(11)	(12)	(3)	(15)	(18)
Merger costs related to the Hannaford acquisition	—	—	(25)	(42)	—	—
Costs related to the share exchange with Delhaize America	(1)	(1)	(17)	—	—	—
Costs incurred to close Super Discount Markets, Inc.	—	—	(35)	—	—	—
Costs incurred relating to store closing provisions and an asset impairment at Delvita	(12)	(10)	(19)	—	—	—
Costs incurred to close 15 Delhaize America stores (outside the normal course of business)	—	—	—	(32)	—	—
Costs incurred relating to the closing of four Food Lion Thailand stores	(3)	(3)	—	—	—	—
Gain on disposal of investment in P.G	—	—	—	32	—	—
Other income (expense), net	(2)	(2)	4	(2)	—	(3)

Total exceptional (expense) income, net	(15)	(13)	(96)	(41)	3	(1)

(4)	Adjusted EBITDA, as reported in this document, may not be comparable to similarly titled measures by other companies, is not a measure of financial performance under Belgian GAAP or US GAAP, and should not be considered an alternative to net income or to cash flows from operating activities or a measure of liquidity. We believe Adjusted EBITDA is an important indicator of the operational strength and performance of our business and is widely used by analysts, investors and other interested parties.

(5)	Derived from Belgian GAAP account balances.

(6)	The dividend to the shareholders as proposed by the Board of Directors is a fixed per share amount. The amount of the accrued dividend in the Belgian GAAP 2000 consolidated financial statements was based on the number of Delhaize Group ordinary shares that was expected to be eligible to receive the fiscal year 2000 dividend, which included those shares of Delhaize America exchanged for ordinary shares of Delhaize Group.

Dividends

     The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents the calendar year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the actual dividend per Delhaize Group ADR paid by The Bank of New York, as depositary, to holders of Delhaize Group ADRs on the dividend payment date. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Fiscal Year	Dividend per
for Dividend	Delhaize Group

	Ordinary Share	ADR

	(Amounts in EUR)	(Amounts in USD)
2000	1.36	1.15
2001 (a)	1.44	1.33
2002 (b)	0.88	1.03

(a)	On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs, which are listed on the New York Stock Exchange, or ordinary shares, which are listed on Euronext Brussels. The number of issued and outstanding ordinary shares as of March 21, 2001 was 52,031,725, and the number of ordinary shares issued on April 25, 2001 in the share exchange was 40,179,145.

(b)	The dividend became payable to owners of ordinary shares beginning on May 26, 2003 against coupon no. 41. The payment of the dividend to the ADR holders will be made through The Bank of New York (as described below) from June 5, 2003 on.

     Under Belgian law, Delhaize Group is required to set aside at least 5% of its profits during each fiscal year and contribute such amount to its statutory reserves until such reserve has reached an amount equal to 10% of Delhaize Group’s capital. Subject to this requirement, the Delhaize Group Board of Directors may propose, at a shareholders’ meeting at which annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group’s net profits from the prior accounting years available for distribution. In connection with the approval of Delhaize Group’s accounts, the shareholders may, at a general meeting, authorize a distribution of Delhaize Group’s net profits to shareholders out of reserves, subject to the requirement set forth in the first sentence of this paragraph.

     The Bank of New York, as Delhaize Group’s depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents ownership interests in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which Delhaize Group deposited with the depositary upon the completion of the share exchange with Delhaize America. Because The Bank of New York holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and all holders from time to time of the Delhaize Group ADRs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution Delhaize Group pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADR holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADR holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10, Section E below. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

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

     The euro/U.S. dollar exchange rate was EUR 1 = USD 1.1686 as of June 10, 2003. The following table shows the U.S. dollar/Belgian francs exchange rate for 1998 based on the period-end noon buying rate expressed in Belgian francs per USD 1.00, and the euro/U.S. dollar exchange rate for 1999, 2000, 2001, 2002 and the six months preceding the date of this document, based on the period-end noon buying rate expressed in

U.S. dollars per euro. Although the euro was not introduced until 1999, Delhaize Group has restated its financial information in euros for prior years based on the legal rate of conversion between Belgian francs and the euro established on January 1, 1999.

		Average

Month/Year	Period End	Rate(1)	High	Low

euro/U.S. dollar	USD	USD	USD	USD

June 2003 (through June 10 )	1.1686	—	1.1870	1.1695
May 2003	1.1766	—	1.1835	1.1200
April 2003	1.1180	—	1.1180	1.0621
March 2003	1.0900	—	1.1062	1.0545
February 2003	1.0779	—	1.0875	1.0708
January 2003	1.0739	—	1.0861	1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270
1999	1.0070	1.0588	1.1812	1.0016
U.S. dollar/Belgian francs	BEF	BEF	BEF	BEF

1998	34.360	36.292	38.500	33.190

(1)	The average of the noon buying rates for Belgian francs or euros, as the case may be, on the last business day of each month during the relevant period.

B. Risk Factors

Risks Related to Operations

Delhaize Group’s results are subject to risks relating to competition and narrow profit margins in the food retail industry which could adversely affect net income and cash generated from operations.

     The food retail industry is competitive and generally characterized by narrow profit margins. Delhaize Group’s competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers and discount retailers. Food retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. Delhaize Group believes that it could face increased competition in the future from all of these competitors. To the extent Delhaize Group reduces prices to maintain or grow its market share in the face of competition, net income and cash generated from operations could be adversely affected. Some of Delhaize Group’s competitors have greater financial, distribution, purchasing and marketing resources than Delhaize Group. Delhaize Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

Delhaize Group has substantial debt outstanding that could negatively impact its business.

     We have substantial debt outstanding. As of December 31, 2002, Delhaize Group had total consolidated debt outstanding of approximately EUR 3.6 billion, total capital lease obligations of approximately EUR 699 million and approximately EUR 683 million of unused commitments under its revolving credit facilities. Our high level of debt could:

•	make it difficult for us to satisfy our obligations, including making interest payments;

•	limit our ability to obtain additional financing to operate our business;

•	limit our financial flexibility in planning for and reacting to industry changes;

•	place us at a competitive disadvantage as compared to less leveraged companies;

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing the availability of our cash flow for other purposes.

     We may borrow additional funds to fund our capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above.

A competitive labor market may increase Delhaize Group’s costs, with the result of decreasing Delhaize Group’s profits or increasing its losses.

     Delhaize Group’s success depends in part on its ability to attract and retain qualified personnel in all areas of its business. Delhaize Group competes with other businesses in its markets in attracting and retaining employees. Tight labor markets, increased overtime, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs which could materially impact Delhaize Group’s results of operations. A shortage of qualified employees may require Delhaize Group to increase its wage and benefits offerings in order to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. Increased labor costs could increase Delhaize Group’s costs, with the result of decreasing Delhaize Group’s profits or increasing Delhaize Group’s losses. Delhaize Group cannot assure you that it can fully absorb any increased labor costs through its efforts to increase efficiencies in other areas of its operations. Any significant failure of Delhaize Group to attract and retain qualified personnel or to control labor costs could harm Delhaize Group’s results of operations.

Because of the significance of Delhaize America’s contribution to the revenues of Delhaize Group and the geographic concentration of Delhaize America’s stores on the east coast of the United States, the revenues of Delhaize Group could suffer if the economy of that region deteriorates.

     During 2002, approximately 77% of Delhaize Group’s sales were generated through its ownership of Delhaize America. Substantially all of Delhaize America’s stores are located on the east coast of the United States. Consequently, Delhaize Group’s operations depend significantly upon the economic and other conditions in this area. If the east coast of the United States were to experience a general economic downturn or other adverse condition for a substantial period of time, the results of operations of Delhaize Group may suffer.

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

     Delhaize Group’s ability to open new supermarkets is dependent on identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Delhaize Group fails to identify and enter into leases on a timely basis for any reason, including its inability due to competition from other companies seeking similar sites, Delhaize Group’s growth may be impaired because it may be unable to open new stores as anticipated. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Unfavorable exchange rate fluctuations may negatively impact our results of operations.

     Delhaize Group’s operations are conducted primarily in the United States and Belgium and to a lesser extent in other parts of Europe and Southeast Asia. The results of operations and the financial position of each Delhaize Group entity outside the Eurozone are reported in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in Delhaize Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies (particularly the U.S. dollar) and the euro may have a material adverse effect on Delhaize Group’s consolidated financial statements as reported in euros.

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

     Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of Delhaize Group ADRs and ordinary shares. Specifically, as the relative value of the euro to the U.S. dollar declines, each of the following values will also decline (and vise versa):

•	the U.S. dollar equivalent of the euro trading price of Delhaize Group ordinary shares in Belgium, which may consequently cause the trading price of Delhaize Group ADRs in the United States to also decline;

•	the U.S. dollar equivalent of the proceeds that a holder of Delhaize Group ADRs would receive upon the sale in Belgium of any Delhaize Group ordinary share withdrawn from the depositary; and

•	the U.S. dollar equivalent of cash dividends paid in euros on the Delhaize Group shares represented by the ADRs.

Due to delays in notification to and by the depositary, the holders of Delhaize Group ADRs may not be able to give voting instructions to the depositary or to withdraw the Delhaize Group ordinary shares underlying their ADRs to vote such shares in person or by proxy.

     The depositary may not receive voting materials for Delhaize Group ordinary shares represented by Delhaize Group ADRs in time to ensure that holders of Delhaize Group ADRs can either instruct the depositary to vote the shares underlying their ADRs or withdraw such shares to vote them in person or by proxy. In addition, the depositary’s liability to holders of Delhaize Group ADRs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement. As a result, holders of Delhaize Group ADRs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or Delhaize Group if their shares are not voted as they have requested or if their shares cannot be voted.

You should be aware of the consequences of Delhaize Group’s incorporation in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

     Delhaize Group is a Belgian company and its corporate affairs are governed by Belgian corporate law. Although provisions of Belgian company law resemble various provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as:

•	the validity of corporate procedures,

•	the fiduciary duties of management,

•	the dividend payment dates, and

•	the rights of shareholders,

may differ from those that would apply if Delhaize Group were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the Company’s behalf, are limited.

     In addition, a holder of Delhaize Group ordinary shares must deposit the ordinary shares under which voting rights will be exercised with Delhaize Group’s registered office, or such other place as specified in the notice for the meeting, at least four business days prior to the applicable meeting. Similarly, a holder of Delhaize Group ADRs who gives voting instructions to the depositary must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

You may be unable to serve legal process or enforce judgments against Delhaize Group and its directors, officers and experts.

     Delhaize Group is a Belgian company and most of its officers and directors and its external auditor, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL, are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in United States courts against any of these non-resident persons or Delhaize Group based upon the civil liability provisions of the securities or other laws of the United States.

     Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of United States courts. Actions for enforcement of judgments of United States courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the United States court, and is satisfied:

•	that the judgment is not contrary to the principles of public policy in Belgium or rules of Belgian public law;

•	that the judgment did not violate the rights of the defendant;

•	that the judgment is not subject to further recourse under United States law;

•	that the United States court did not accept its jurisdiction solely on the basis of the nationality of the plaintiff; and

•	that the text of the judgment submitted to the Belgian court is authentic.

Holders of Delhaize Group ADRs or ordinary shares have limited rights to call shareholders’ meetings or to submit shareholder proposals, which could adversely affect their ability to participate in the governance of Delhaize Group.

     Except under limited circumstances, only the Delhaize Group Board of Directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the corporate capital of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. As a result, the ability of holders of Delhaize Group ADRs to participate in and influence the governance of Delhaize Group is limited.

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

     The deposit agreement expressly limits the obligations and liability of Delhaize Group and the depositary. Neither Delhaize Group nor the depositary will be liable to the extent that liability results from the fact that they:

•	are prevented or hindered in performing any obligation by circumstances beyond their control;

•	exercise or fail to exercise discretion under the deposit agreement;

•	perform their obligations without negligence or bad faith;

•	take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder or any other qualified person; or

•	rely on any documents they believe in good faith to be genuine and properly executed.

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

     As a foreign private issuer, Delhaize Group is not required to comply with the notice and disclosure requirements under the U.S. Exchange Act relating to the solicitation of proxies for shareholder meetings. In addition, as a foreign private issuer, Delhaize Group is not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Exchange Act. Although Delhaize Group is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of United States issuers. Therefore, there may be less publicly available information about Delhaize Group than is regularly published by or about other public companies in the United States. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), Delhaize Group may publicly file its earnings reports later than U.S. issuers. Delhaize Group is required to file annual reports on Form 20-F and current reports on Form 6-K. Delhaize Group intends to file current reports containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by domestic issuers. Also, certain of the SEC’s rules implementing the U.S. Sarbanes-Oxley Act of 2002 provide foreign private issuers with a longer compliance transition period.

     In addition, Delhaize Group, as a foreign private issuer, is exempt from some of the corporate governance requirements of the New York Stock Exchange.

ITEM 4. INFORMATION ON THE COMPANY

A. History

     Our Company is a société anonyme (public company) organized under the laws of the Kingdom of Belgium. Until May 23, 2002 our legal name in French was Etablissements Delhaize Frères et Cie “Le Lion” S.A. Since May 2002, the name has been changed in French to Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize), in Dutch to Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Groep) and in English to Delhaize Brothers and Co. “The Lion” (Delhaize Group), in abbreviated form “Groupe Delhaize” in French, “Delhaize Groep” in Dutch and “Delhaize Group” in English. The company can use either its full corporate name or any of the abridged names.

     In 1867, the brothers Jules and Auguste Delhaize founded the Company as a wholesale supplier of groceries, in Charleroi, Belgium. In 1957, Delhaize Group opened its first supermarket in Belgium. Since that date, Delhaize Group has expanded its supermarket operations across Belgium and into other parts of Europe as well as North America and Southeast Asia. The Company was converted from a limited partnership to its existing corporate structure on February 22, 1962. The registered office of Delhaize Group is located at rue Osseghem 53, 1080 Brussels, Belgium.

     Delhaize Group entered the United States in 1974, when Delhaize Group acquired approximately 35% of Food Town Stores, Inc., a food retailer and the predecessor of Delhaize America. In 1974, Food Town Stores (now known as Delhaize America) operated 22 stores in the Southeastern United States. In 1983, Food Town Stores was renamed Food Lion, and the Delhaize Group lion became the symbol of the Food Lion chain in the United States. United States operations were further expanded when Food Lion acquired Kash n’ Karry in December 1996.

     In 1999, Food Lion reorganized its corporate structure to create a holding company known as Delhaize America with the operating subsidiaries Food Lion and Kash n’ Karry. The new structure was designed to promote flexibility in the daily management of the different businesses of Delhaize America, with each company maintaining a product offering tailored to local market demand while centralizing certain services. With the addition of Hannaford Bros. Co. (“Hannaford”) in July 2000, Delhaize America became one of the leading supermarket operators in the United States based on sales.

     The last twelve years have been a period of strong international expansion for Delhaize Group in new countries: Delvita — Czech Republic (1991), Alfa-Beta — Greece (1992), Bel-Thai Supermarkets — Thailand (1997), Super Indo — Indonesia (1997), Delvita — Slovakia (1998), Shop N Save — Singapore (1999) and Mega Image — Romania (2000).

     On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either the Company’s ADRs, which are listed on the New York Stock Exchange, or its ordinary shares, which are listed on Euronext Brussels.

B. Overview

     Delhaize Group is a food retailer headquartered in Belgium that, as of December 31, 2002, operated in 10 countries and on three continents – North America, Europe and Southeast Asia. As of December 31, 2002, Delhaize Group’s sales network (which includes directly operated, affiliated and franchised stores) consisted of 2,527 stores and Delhaize Group employed approximately 144,000 people. Store formats are primarily supermarkets, which represent 85% of Delhaize Group’s sales network. Delhaize Group’s sales network also includes other store formats such as neighborhood stores and specialty stores. In addition to food retailing, which accounted for more than 94% of Delhaize Group’s sales in 2002, Delhaize Group also engages in food wholesaling to stores in its sales network and in nonfood retailing of products such as pet products and health and beauty products.

     In 2002, Delhaize Group recorded sales of EUR 20.7 billion and net income of EUR 178.3 million.

Sales Network and Net Selling Area (1) (square meters (2))

	At December 31, 2002		At December 31, 2001		At December 31, 2000
	Stores	Net Selling Area	Stores	Net Selling Area	Stores	Net Selling Area

		(1)		(1)		(1)
United States (3)	1,485	4,266,070	1,459	4,160,925	1,450	4,104,069
Belgium	707	556,603	675	537,916	615	501,376
Other (4)	335	349,927	310	331,345	245	236,456

Total	2,527	5,172,600	2,444	5,030,186	2,310	4,841,901

(1)	Net selling area in stores (excluding storage), which is approximately 84% of gross area.

(2)	1 square meter = approximately 10.75 square feet.

(3)	Includes stores at December 28, 2002, December 29, 2001, December 30, 2000.

(4)	Excluding ENA-franchised stores.

     Delhaize Group’s operations are located primarily in the United States and Belgium, with a small percentage of its operations in Southern and Central Europe, and in Southeast Asia. Operations in the United States accounted for 76.8% of sales and 85.3% of net income of Delhaize Group in 2002, and operations in Belgium and the Grand-Duchy of Luxembourg accounted for 16.5% of sales and 26.8% of net income of Delhaize Group in 2002. Delhaize Group also has operations in Greece, the Czech Republic, Slovakia, Romania, Thailand, Indonesia and Singapore. Sales in Southern and Central Europe accounted for 5.6% of sales in 2002 and sales in Southeast Asia accounted for 1.1% of sales of Delhaize Group in 2002.

STRATEGY

     Delhaize Group strives to achieve leading positions in food retailing in key mature and emerging markets. This is accomplished through strong local banners that build success by answering consumer needs while benefiting from the Company’s size and successful practices. Delhaize Group goes to market with a variety of store formats tailored for local demand, of which the most common is the supermarket. Delhaize Group is committed to maintaining high social, environmental and ethical standards.

To execute its strategy, Delhaize Group has established the following corporate objectives:

☐  To pursue profitable top-line growth in its activities;

☐  To pursue operational excellence and innovation in its banners; and

☐  To operate as an international group of local companies.

1.     To Pursue Profitable Top-line Growth in its Activities

     Delhaize Group aims to have established operations in the more mature markets of the U.S. and Belgium, and investments in selected rapidly growing emerging markets in Southern and Central Europe and Southeast Asia. Delhaize Group actively manages this portfolio to maintain a balance of current profitability and future growth potential.

     Delhaize Group intends to deliver profitable top-line growth by continually strengthening its existing activities and by fostering growth of its store network. Delhaize Group will continue to improve the effectiveness of its existing operations in order to increase comparable store sales, and enhance gross margins and operating margins. The store network is expanded organically (new store openings and store remodelings and expansions) and through selective acquisitions that enable Delhaize Group to reinforce existing market positions.

2.     To Pursue Operational Excellence and Innovation in its Banners

     Delhaize Group will continue to focus its resources and investments on its core business—food retailing. Management of Delhaize Group is committed to maintain its operations among the best in the industry globally in retailing strategy and execution. Delhaize Group intends to use the strong brand recognition by its consumers and the important market shares of its local operations, to optimize procurement, marketing, logistics and human resources. Consistent with this approach, Delhaize Group intends to maintain high standards for its core assets and to evaluate its portfolio of assets for the purpose of divesting or improving underperforming assets as appropriate.

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

     The use of new technologies is key in the strategy of Delhaize Group. Technology facilitates anticipating and responding to the needs of the customers, increasing sales and margins and diminishing costs. Delhaize Group focuses on implementing new technologies for consumers (loyalty card, self-scanning, e-commerce) and supply chain management (Electronic Data Interchange; Collaborative Planning, Forecasting and Replenishment; Electronic Marketplace).

3.     Operate as an International Group of Local Companies

     To allow its operating companies to fully address their local consumer needs, Delhaize Group gives a high level of autonomy to its local management teams. This allows Delhaize Group to operate as an international group of local companies. This local approach drives sales, loyalty of customers and motivation of local management, resulting in high performance.

     Simultaneously, a group structure providing centralized support to the local companies and focusing on optimally allocating the financial and human resources to the Company’s priorities allows Delhaize Group to maximize synergies and the exchange of best practices between the local companies.

C.     Organizational Structure

As of December 31, 2002, Delhaize Group’s operational structure was as follows:

Southern and Central
United States	Belgium	Europe	Southeast Asia

• Food Lion • Hannaford	• Supermarché Delhaize “Le Lion”	Greece • Alfa-Beta	Thailand • Food Lion
• Kash n’ Karry	• AD Delhaize	• ENA
	• Delhaize City	• Trofo (a)	Indonesia
	• Proxy Delhaize	• Trofo Market	• Super Indo
• Shop ‘n Go
	• Caddy-Home	Czech Republic	Singapore
	• Di	• Delvita	• Shop N Save
	• Tom & Co	• Sama

Slovakia • Delvita

Romania • Mega Image

(a)  Delhaize Group is in the process of converting its stores under the Trofo banner to the Alfa-Beta banner.

United States

     Delhaize America

     Overview. Delhaize America engages in one line of business, the operation of food supermarkets in the Southeastern, mid-Atlantic and Northeastern regions of the United States. Delhaize America was originally incorporated in North Carolina in 1957 under the name Food Town Stores, Inc. and maintains its corporate headquarters in Salisbury, North Carolina. Delhaize America is a holding company having three significant subsidiaries that operate primarily under the banners Food Lion, Hannaford and Kash n’ Karry. In 2001, Delhaize America achieved sales of USD 15.0 billion (EUR 16.6 billion). For the fiscal year ended December 28, 2002, Delhaize America achieved sales of USD 14.9 billion (EUR 15.9 billion). Delhaize America became a wholly-owned subsidiary of Delhaize Group upon the completion of the share exchange transaction on April 25, 2001.

     Sales network. The growth of Delhaize America has historically been based on store openings, complemented by a strategy of selective acquisitions of existing stores. When Delhaize Group first invested in Food Town Stores in 1974, Food Town Stores (now known as Delhaize America) operated 22 stores. In 2002, Delhaize America opened 41 new stores, consisting of 32 Food Lion, five Hannaford and four Kash n’ Karry stores. During 2002, Delhaize America also closed or relocated 15 stores. As a result, as of December 28, 2002, Delhaize America operated 1,485 supermarkets in 16 states in the eastern United States as reflected in the following table.

			Kash n’
	Food Lion	Hannaford	Karry	Total

Delaware	15			15
Florida	46		138	184
Georgia	67			67
Kentucky	13			13
Maine		46		46
Maryland	75			75
Massachusetts		6		6
New Hampshire		23		23
New York		31		31
North Carolina	459			459
Pennsylvania	11			11
South Carolina	125			125
Tennessee	88			88
Vermont		13		13
Virginia	311			311
West Virginia	18			18

Total Number of Stores	1,228	119	138	1,485

Total Number of States	11	5	1	16

     Food Lion supermarket locations average approximately 3,270 square meters (35,200 square feet) in gross selling area, Hannaford supermarkets average approximately 4,550 square meters (49,000 square feet) in gross selling area and Kash n’ Karry stores average approximately 3,785 square meters (40,750 square feet) in gross selling area.

     The store prototype for Food Lion is approximately 3,530 square meters (38,000 square feet). In addition to the 38,000 square feet format, Food Lion also developed a 28,000 square feet concept. This format will be rolled out in smaller areas where there are fewer traditional, larger chain supermarkets. The size of the Hannaford store prototypes is approximately 3,250 and 5,110 square meters (35,000 and 55,000 square feet). The size of the Kash n’ Karry store prototype is approximately 4,275 square meters (46,000 square feet).

     In recent years, Delhaize America has pursued an aggressive remodeling program to provide its customers with a more convenient atmosphere, an enhanced merchandise assortment and better customer service. In 2002, Delhaize America remodeled 127 stores, including 105 Food Lion stores, 5 Hannaford and 17 Kash n’ Karry stores.

     Competition and regulation. The business in which Delhaize America is engaged is competitive and characterized by narrow profit margins. Delhaize America competes with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers and discount retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time,

Delhaize America and its competitors engage in price competition, which has adversely affected operating margins in some of its markets. The major competitors of Food Lion are Winn-Dixie, Kroger, Ahold, Harris Teeter and Wal-Mart, the major competitors of Hannaford are Shaw’s, Price Chopper, DeMoulas and Wal-Mart, and the major competitors of Kash n’ Karry are Publix, Winn-Dixie, Albertson’s and Wal-Mart.

     The opening of new stores is unconstrained by regulation in most of the states in which Food Lion and Kash n’ Karry operate. The majority of the states in which Hannaford operates restrict by regulation the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the states in which Delhaize America is active. The majority of Delhaize America’s stores are open 24 hours per day.

     Delhaize America intends to continue to develop and evaluate new retailing strategies that respond to its customers’ needs. Seasonal changes have no material effect on the operations of the Delhaize America supermarkets.

     Assortment. Delhaize America’s supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. Delhaize America’s banners Kash n’ Karry and Food Lion operated franchised pharmacies within certain stores until January 2003 and April 2003, respectively. Delhaize America offers nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Delhaize America offers between 25,000 and 35,000 stock keeping units (SKUs) in its Food Lion supermarkets, between 25,000 and 34,500 SKUs in its Kash n’ Karry supermarkets and between 35,000 and 45,000 SKUs in its Hannaford supermarkets.

     In 2002, a major focus of Food Lion was on the improvement of the fresh food departments. These efforts resulted in a higher than average sales growth for these categories. In 2002, Hannaford continued to implement the Festival for the Senses strategy across the organization. The Festival strategy focuses on providing customers with the quality and variety of products that are important to them in an atmosphere that provides an excellent shopping experience. Kash n’ Karry has developed a new strategy, based on three principles: good meat and produce quality, right price and great value, and an attractive place to work and shop.

     Private label products. Each of Delhaize America’s principal banners offers its own line of private label products. The Food Lion, Hannaford and Kash n’ Karry private label programs were consolidated in 2000 into a single procurement program, enhancing the sales and marketing of the various private label brands and reducing the cost of goods sold for private label brands. Sales of private label products represented 17%, 19% and 16% of Food Lion’s, Hannaford’s and Kash n’ Karry’s respective sales in fiscal 2002. On December 28, 2002, Food Lion offered more than 2,900 private label SKUs. On December 28, 2002, the private label program at Kash n’ Karry had more than 2,300 SKUs. On December 28, 2002, Hannaford offered approximately 3,600 SKUs in its private label program.

     Loyalty cards. Delhaize America has two loyalty card programs: the MVP card introduced in 1995 at Food Lion and the Preferred Customer Club (PCC) card introduced in 1998 at Kash n’ Karry. The MVP customer loyalty card program accounted for 76% of sales (59% of all transactions) at Food Lion in 2002. During the fiscal year ended December 28, 2002, approximately 8.7 million households actively used the MVP program, and their purchases were more than two times the size of non-MVP transactions. During the fiscal year ended December 28, 2002, approximately 55% of Kash n’ Karry sales (46% of all transactions) were PCC card related. Items promoted on the PCC card averaged more than 2,200 per week. For the fiscal year ended December 28, 2002, PCC card transactions were almost double the size of non-PCC card transactions. There are more than 1.3 million households actively using the PCC card.

     Pharmacies. As of December 28, 2002, there were 72 pharmacies in Kash n’ Karry stores, 32 pharmacies in Food Lion stores, and 94 pharmacies in Hannaford stores. Pharmacies are a rapidly growing activity of Delhaize America and increase customer traffic in its stores.

Belgium

     Overview. Belgium is the historical home market of Delhaize Group. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, Delhaize Group has built a strong market position (second in terms of sales), providing its customers with quality products and services at competitive prices. In 2002, Delhaize Belgium achieved sales of EUR 3.4 billion, an increase of 6.5% over 2001, through store openings and the success of the new commercial policy. Comparable store sales of Delhaize Belgium grew by 3.7% in 2002. Delhaize Belgium increased its market share from 24.6% at the end of 2001 to 24.8% at the end of 2002 (source: A.C. Nielsen). This advance was due to the expansion of its directly operated supermarkets Delhaize “Le Lion”, affiliated stores AD Delhaize, Proxy Delhaize and Shop ‘n Go.

     Sales network. In Belgium and the Grand-Duchy of Luxembourg, Delhaize Group’s sales network consists of several brand names, depending on the specialty, store size and whether the store is directly operated, franchised or affiliated (that is, stores to which Delhaize Group sells wholesale goods and generates income only from sales made to such stores). As of December 31, 2002, Delhaize Group’s sales network consisted of 707 stores in Belgium, an increase by 32 stores compared to 2001. The total net selling area increased by 3.5% to approximately 557,000 square meters. The network included 306 supermarkets under the Delhaize “Le Lion” and AD Delhaize banners, 165 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 236 specialty stores, of which 138 health and beauty stores under the Di banner and 98 pet food and products stores under the Tom & Co banner. In 2002, the Company reinforced its presence in the Grand-Duchy of Luxembourg, where it operated 23 stores at year-end and started distributing merchandise from a Luxembourg-based distribution center.

           Supermarkets. The supermarkets directly operated by Delhaize Group in Belgium carry the banner Delhaize “Le Lion.” The number of supermarkets increased in 2002 from 117 to 120. A Delhaize “Le Lion” supermarket offers approximately 18,000 SKUs. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom Delhaize Belgium sells its products at wholesale prices. The independent retailer benefits from the trade name and expertise of Delhaize Belgium. The AD Delhaize supermarket has a surface between 750 square meters and 1,200 square meters and offers 12,000 to 18,000 SKUs. In recent years, such affiliates have proved to be a major source of growth for Delhaize Group in Belgium.

           Neighborhood stores. Delhaize Belgium’s network of neighborhood stores consists of 165 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are directly operated as neighborhood stores selling almost exclusively private label products, targeting primarily urban customers. Proxy Delhaize and Shop n’ Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 370 square meters (3,978 square feet). 80% of the 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and are a response to customer expectations regarding proximity, convenience, speed and longer operating hours. They have a selling area between 100 and 250 square meters (1,075 - 2,690 square feet) and offer over 1,200 SKUs.

           E-commerce. Caddy-Home, the leading food products home delivery banner in Belgium, is the operation of Delhaize Group that sells food products to customers for which orders can be placed by telephone, fax and the Internet. At December 31, 2002, Caddy-Home was present in 11 cities throughout Belgium, delivering over 4,000 products to customers.

           Specialty stores. Di stores specialize in health aid and beauty care products. Tom & Co is a specialty chain focusing on food and care products and accessories for pets. The majority of the 236 Di and Tom & Co stores at the end of 2002 were operated under franchise agreements with independent operators.

      Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany), Intermarché (France). In addition, Delhaize Group faces competition from national retailers in Belgium, such as Colruyt.

     Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize Belgium and its competitors engage in price competition. In 2002, Delhaize Belgium changed its pricing policy. It abolished its weekly price promotions to focus more on consistently lowered prices.

     Since 1975, Belgian law has required that permits be obtained for the opening of stores exceeding certain sizes (1,000 square meters selling area in urban areas and 400 square meters selling area in other areas). Shopping hours are restricted due to legislation and agreements with unions. By law, Belgian retail outlets must generally remain closed one day of the week. Retail outlets, other than night shops, must generally remain closed between 8 p.m. and 5 a.m. On Friday, retail outlets may remain open until 9 p.m.

     Assortment. The Belgian supermarkets of Delhaize Group sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. A Delhaize “Le Lion” supermarket sells approximately 18,000 SKUs. An AD Delhaize supermarket sells between 12,000 and 18,000 SKUs, depending on its selling area. A Delhaize Proxy sells an average of 6,000 SKUs, while the Delhaize City stores sell approximately 3,500 SKUs.

     Management believes that Delhaize Group is a Belgium market leader in prepared meals. In 2002, Delhaize Group in Belgium sold approximately 50,000 prepared meals daily. In Belgium, Delhaize Group has also developed a large range of organic products. On December 31, 2002, Delhaize Group offered more than 650 organic products in Belgium. In 2002, sales of organic products by Delhaize Belgium increased by 11%, representing 2.5% of Delhaize Group’s food sales in Belgium in 2002.

     Private Label. In Belgium, Delhaize Group actively promotes two different lines of private label products, including more than 4,400 different SKUs under the brands Derby and Delhaize. Derby products, which are marketed as low price products, are generic private label products with a “no frills” packaging. Delhaize products, which are marketed as value priced products, are comparable quality products at competitive prices compared to national brands. In 2002, private label sales accounted for more than 31% of Delhaize Group’s total sales in Belgium.

     Loyalty Card. In 1992, Delhaize Group’s stores in Belgium introduced a loyalty card known as the Plus Card, which in 2002 was used by customers for over 90% of total sales in Delhaize “Le Lion” supermarkets. The Plus Card also provides benefits for shoppers at other Delhaize Group stores in Belgium. Since 1999, Delhaize Group has developed partnerships with other suppliers of goods and services in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2002, more than 2.2 million Plus Cards were outstanding in Belgium.

OTHER

Southern and Central Europe

     Overview. In 2002, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 6.9% to EUR 1.2 billion. In 2002, Delhaize Group increased the number of stores in Southern and Central Europe by eight to a total of 232 at the end of 2002.

     Greece. In 1992, Delhaize Group acquired 45.4% of Alfa-Beta Vassilopoulos S.A. and since 1995 has owned a 50.6% interest in Alfa-Beta Vassilopoulos S.A. In January 2001, Alfa-Beta acquired Trofo, a Greek food retailer, to create what management believes is the second largest food retailer (in terms of sales) in Greece. Trofo operated, at the time of the acquisition, 45 supermarkets and 12 discount warehouse stores and served as wholesaler to a number of franchise stores. As of December 31, 2002, Alfa-Beta Vassilopoulos S.A. operated a chain in Greece including 90 supermarkets, 3 convenience stores and 11 discount warehouse stores and served seven affiliated stores operated under the banner Trofo Market. At the end of 2002, Alfa-Beta had approximately 6,329 employees.

     Alfa-Beta seeks to attract customers looking for competitive pricing as well as high quality products and services. In 2002, Alfa-Beta continued the integration of Trofo into its own operations. This included changes in different areas: assortment, store design, pricing, supply chain, IT and administration. The integration resulted in an important sales increase in the transformed Trofo stores and major cost savings.

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

     Czech Republic and Slovakia. Delvita A.S. has been the operating company for Delhaize Group’s interests in the Czech Republic since 1991 and Slovakia since 1998. Delhaize Group owned 75% of Delvita at the time of its formation in 1991 and has since become the sole shareholder.

     As of December 31, 2002, Delhaize Group operated 93 stores in the Czech Republic under the banners Delvita and Sama, and 16 stores in Slovakia under the banner Delvita. In March 1999, Delvita acquired from the Interkontakt Group 39 stores in the Czech Republic and 11 stores in Slovakia. In 2002, the Czech and Slovak operations of Delvita were integrated into one organization to obtain significant synergies between both operations.

     The Delvita market strategy is to provide quality products and services at competitive prices. In 2001, Delvita developed a renewed supermarket concept highlighting freshness and convenience. By the end of 2002, Delvita had remodeled 78 stores in line with this concept. Based on customer research, Delvita decided in 2002 to stop its loyalty card program and invest the expense savings in lower prices for its customers in 2002.

     The Czech and Slovak retail markets are competitive and characterized by the presence of a large number of western retailers. Delvita competes with supermarket chains, supercenters, discount food stores, warehouse clubs, gas stations and traditional Czech and Slovak food stores and markets. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. International competitors include Metro, Ahold, Rewe, Lidl, Tengelman, Tesco, Globus, Julius Meinl and Carrefour. Although the retail market in Slovakia is similar to that in the Czech Republic, the Slovak retail market is less developed and smaller.

     In the Czech Republic and Slovakia, there are limited regulatory constraints relating to store openings, store extensions or business hours.

     Romania. In May 2002, Delhaize Group took a 51% ownership interest in Mega Image. In 2002, Delhaize Group increased its ownership interest to 70%. As of December 31, 2002, Mega Image operated 12 supermarkets, all located in Bucharest. Mega Image employed approximately 898 people at the end of 2002. Mega Image’s sales grew sharply at its existing stores, partly due to the remodeling of all Mega Image supermarkets the last two years. The remodeling resulted in an increased focus on fresh departments, the creation of more space for the customers and the implementation of new design and merchandising techniques. This was accompanied by a reduction in product assortment in order to be able to invest additional space in the fresh departments. In 2002, 140 of Delhaize Belgium’s private label products were added to the offering of Mega Image. In order to better control the quality of its fresh offering, Mega Image started to manage its fruits and vegetables, bread and meat categories directly.

Southeast Asia

     Overview. Delhaize Group entered Southeast Asia in 1997. As of December 31, 2002, Delhaize Group operated 103 stores in that area, consisting of Food Lion stores in Thailand, Super Indo stores in Indonesia and Shop N Save stores in Singapore. For the year ended December 31, 2002, sales of the Asian operations of Delhaize Group amounted to EUR 218.1 million, including 49% of Shop N Save sales. With 100% of Shop N Save included, total Asian sales would have been EUR 289.7 million. In its Southeast Asian markets, Delhaize Group operates as an Every Day Low Price retailer in which it offers to its customers on a daily basis low prices for most products. The Asian food retail industry is characterized by a large presence of traditional retailing in the form of small stores and markets, complemented with an increasing presence of international food retailers. In addition, in some markets food retailers are owned by the government.

     Thailand. Delhaize Group entered the Thai market in June 1997 through a partnership in a company called Bel-Thai Supermarkets, Ltd. which was later renamed Food Lion Thailand Ltd. Currently, Delhaize Group directly and through its affiliates owns all of the shares of Food Lion Thailand. As of December 31, 2002, Food Lion Thailand’s sales network consisted of 34 stores operated under the Food Lion banner.

     Indonesia. In 1997, Delhaize Group entered Indonesia by acquiring an interest in P.T. Lion Super Indo, LLC an operator of 11 stores. The company has grown steadily and operated 34 stores at December 31, 2002. Delhaize Group owns 51% of Lion Super Indo with the remaining 49% being owned by the Indonesian Salim Group. Lion Super Indo launched its own central buying department in 2002. The Company’s grocery distribution center was also enlarged, and a small fresh distribution center was planned.

     Singapore. In 1999, Delhaize Group acquired 49% of Shop N Save, which management believes is the third largest food retailer in Singapore based on sales. Delhaize Group owns 49% of Shop N Save with the other 51% being owned by QAF, a Singaporean company. At December 31, 2002, Shop N Save operated 35 stores. In 2002, the Company launched Shop N Save Express, a smaller convenience store format of approximately 275 square meters (3,000 square feet).

D. Property

The following is a summary of Delhaize Group’s sales network as of December 31, 2002.

Store Ownership of Sales Network

	Directly Operated
	Stores

			Affiliated and
	Owned	Leased	Franchised Stores	Total Stores

United States	125	1,360	—	1,485
Belgium	90	126	491	707
Other	83	245	7	335

Total	298	1,731	498	2,527

     The majority of Delhaize Group’s directly operated stores are leased. Most stores under lease are located in the United States. With the exception of 125 owned stores, as of December 28, 2002, Food Lion, Hannaford and Kash n’ Karry occupy various store premises under lease agreements providing for initial terms of up to 30 years, with renewal options generally ranging from five to 20 years. Delhaize America owns and operates its 11 warehousing and distribution facilities (totaling approximately 883,000 square meters or approximately 9.5 million square feet). Delhaize America also owns and operates its transportation fleet. In Belgium, at December 31, 2002, Delhaize Group owned five of its six principal distribution centers, leased its three ancillary distribution centers and owned approximately 42% of its directly operated stores. At December 31, 2002, Delhaize Group owned one distribution center and 26 stores in Greece, with 78 stores under leases, and in the Czech Republic and Slovakia Delhaize Group owned two distribution centers and 43 stores, with 66 stores under leases.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following section contains forward-looking statements that involve risks and uncertainties. Delhaize Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this document.

     In this section, the general financial condition and the results of operations of Delhaize Group and its subsidiaries are outlined. The financial information of Delhaize Group contained in this Item 5 includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries. Net income of Delhaize Group excludes the portion of consolidated results attributable to minority interests. Generally, all companies in which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% are fully consolidated. Delhaize Group’s businesses in Belgium and the Grand-Duchy of Luxembourg are collectively referred to as Delhaize Belgium.

     Delhaize America’s results of operations included in Delhaize Group’s years ended December 31, 2002, 2001, and 2000 covered 52 weeks. Super Discount Market (“SDM”) results of operations included in Delhaize Group’s years ended December 31, 2001 and 2000 covered the period through November 12, 2001, the date SDM filed for bankruptcy, and covered 52 weeks for 2000. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis.

     Delhaize Group consolidated and controlled (through a majority ownership of Delhaize America’s voting shares) the operations of Delhaize America for all periods presented in this Item 5. At December 31, 2002 and 2001, Delhaize Group owned 100% of Delhaize America’s non-voting Class A common stock and voting Class B common stock. On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group American depositary shares (“ADS”) listed on the New York Stock Exchange (“NYSE”), or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to the date of the share exchange, Delhaize Group owned 36.8% of Delhaize America’s non-voting Class A common stock and 56.3% of Delhaize America’s voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 44.9%. At December 31, 2000, Delhaize Group owned 37.2% of Delhaize America’s non-voting Class A common stock and 56.3% of Delhaize America’s voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 45.1%. In July 2000, Delhaize America completed its acquisition of Hannaford. The financial information discussed in this Item 5 includes the results of Hannaford’s operations for the full year in 2002 and 2001 and for 22 weeks of 2000 beginning July 31, 2000.

     In reading the following discussion and analysis, please refer to Delhaize Group’s audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, included under Item 18 below in this document. The financial statements referred to above were prepared in accordance with accounting principles generally accepted in Belgium (“Belgian GAAP”) and include a discussion of the principal material differences between Belgian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they apply to Delhaize Group. The reconciliation of Belgian GAAP to US GAAP is presented in Note 22 to the consolidated financial statements. This discussion and analysis of general financial condition and results of operations was prepared using Belgian GAAP.

     Amounts presented in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rate used to prepare the consolidated financial statements of the year when the transaction discussed occurred. The year-end rate is used for balance sheet items; the average rate is used for income statement and cash-flow statement items.

Critical Accounting Policies

     Delhaize Group has chosen accounting policies that it believes are appropriate to accurately and fairly report its consolidated financial statements and Delhaize Group applies those accounting policies in a consistent manner. The significant accounting policies are summarized in Note 1 to the consolidated financial statements.

     The preparation of the financial statements in conformity with Belgian GAAP requires that Delhaize Group make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. Delhaize Group evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. Actual results may differ from these estimates under different assumptions and conditions. Delhaize Group believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements. For those Belgian GAAP policies that differ significantly from those under US GAAP, Delhaize Group’s accounting policy applied for the reconciliation to US GAAP is also provided.

Store closing reserves

     Delhaize Group provides for closed store liabilities relating to the estimated post-closing lease liabilities and other related exit costs associated with store closing commitments. The closed store liabilities are usually paid over the lease terms associated with closed stores having remaining terms ranging from one to 20 years. The lease liabilities are estimated net of sublease income, using a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with store closings. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed to income.

Asset Impairment

     Under Belgian GAAP, Delhaize Group reviews long-lived assets for impairment when an event has occurred that would indicate that a permanent diminution in value exists (e.g., store closing decision). If the net book value of a long-lived asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the asset’s net book value to fair value in the period the change in the operational or economic circumstances of the asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the asset’s fair value, the impairment reserve is reversed.

     Under US GAAP, Delhaize Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which is effective for financial statements issued for years beginning after December 15, 2001. In accordance with SFAS 144, Delhaize Group periodically evaluates the period of depreciation and amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities for potential impairment based on projected undiscounted cash-flows. If impairment is identified for retail stores, Delhaize Group compares the assets’ estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect estimated recoverable values based on Delhaize Group’s previous experience in disposal of similar assets and current economic conditions.

Goodwill and other intangible assets

     Intangible assets primarily include goodwill and rights to use trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. Delhaize Group separates goodwill created from equity purchases of businesses, classified in “goodwill arising on consolidation, net,” and goodwill created from asset purchases of businesses, classified in “intangible assets, net.” Goodwill created from equity purchases of businesses is amortized over their estimated useful lives on a straight-line basis. The choice of rate depends on the country where the investment is made: up to 40 years for countries with mature economies and up to 20 years for countries with emerging economies. The rights to use trade names, other intangible assets, and goodwill created from asset purchases of businesses are amortized on a straight-line basis over their estimated useful lives.

     Under US GAAP, Delhaize Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on January 1, 2002. During the year ended December 31, 2002, as a result of the adoption of SFAS 142, Delhaize Group recorded an impairment charge of EUR 12.3 million pre-tax as a cumulative effect of change in accounting principle. Delhaize Group selected the first day of the fourth quarter of each year as the date for its annual impairment assessment date and recorded an additional EUR 32.7 million impairment during the fourth quarter of 2002. See Note 22 to the consolidated financial statements, section Goodwill and Other Intangible Assets.

Self insurance

     Delhaize America is self-insured for workers’ compensation, general liability and vehicle accident claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum self-insurance retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1 million per individual claim for workers’ compensation and USD 5 million for automobile liability and general liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. Significant assumptions used in the development of the actuarial estimates include reliance on historical claims data including average monthly claims and average lag time between incurrence and payment.

A.     Overview

     The core activity of Delhaize Group is the sale of food through supermarkets in North America, Europe and Southeast Asia. In addition, Delhaize Group engages in food wholesaling and in non-food retailing such as pet products and health and beauty products. At December 31, 2002, Delhaize Group had a sales network of 2,527 stores in 10 countries.

     During the year ended December 31, 2002, Delhaize Group’s sales decreased 3.3% as compared with sales for the year ended December 31, 2001. During the year ended December 31, 2001, sales of Delhaize Group increased 17.8% as compared with sales posted during the year ended December 31, 2000. In 2002, there was a negative translation effect in Delhaize Group’s sales as a result of the depreciation of the average rate of the U.S. dollar by 5.3% against the euro. In 2001, there was a positive translation effect on Delhaize Group’s sales as a result of the appreciation of the U.S. dollar by 2.9% against the euro. The translation effect is defined as the effect of fluctuations in the exchange rates in the functional currencies of Delhaize Group’s subsidiaries to the euro, the reporting currency of Delhaize Group. During the year ended December 31, 2002, Delhaize Group increased the number of stores in its sales network by 83 stores to a total of 2,527 stores. At December 31, 2001, Delhaize Group had a sales network of 2,444 stores, or 134 more than the 2,310 stores within the network at December 31, 2000.

     Net income for the year ended December 31, 2002, increased 19.3% compared with net income for the year ended December 31, 2001. Although there was a negative translation effect in 2002 due to the depreciation of the U.S. dollar by 5.3% against the euro, net income was positively affected by significantly lower exceptional expenses than in 2001 and significantly lower minority interests as a result of the share exchange with Delhaize America. Net exceptional expenses decreased by 86.8% to EUR 12.7 million in 2002 from EUR 96.4 million in 2001. Minority interests decreased by 91.8% to EUR 1.6 million in 2002 from EUR 19.3 million in 2001.

     Net income for the year ended December 31, 2001, decreased 7.0% compared with net income for the year ended December 31, 2000. Although there was an increase of the average ownership of Delhaize Group in Delhaize America and a positive translation effect in 2001, net income was negatively affected by increased amortization, depreciation and interest expense, associated with the Hannaford acquisition. In addition, net income was negatively affected by increased charges for store closings, charges for the closure of SDM, and by increased amortization and depreciation expense related to the share exchange with Delhaize America.

     As stated previously, on April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group ADSs listed on the NYSE, or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to that time, Delhaize Group owned 44.9% of Delhaize America’s stock.

     During the first half of 2000, Delhaize Group increased its ownership in Delhaize America by approximately 1.9 percentage points to 52.7%. The acquisition of Hannaford by Delhaize America in July 2000 resulted in a dilution of Delhaize Group’s ownership interest in Delhaize America, as Delhaize America issued shares and paid cash to effect the acquisition. As a result, Delhaize Group’s ownership interest decreased to 45.1% at December 31, 2000. However, the average ownership interest in Delhaize America was 47.5% in 1999.

     Net income, as determined in accordance with US GAAP was EUR 287.4 million, EUR 148.0 million and EUR 150.7 million, for the years ended December 31, 2002, 2001 and 2000, respectively. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group’s net income, include the accounting treatment of goodwill, pensions, fixed assets, stock based compensation, foreign currency transactions and leases. See Note 22 to the consolidated financial statements.

B. Selected Results of Operations

	Year Ended December 31,

	2002	2001	2000

	(In millions of EUR)
Belgian GAAP:
Sales	20,688.4	21,395.9	18,168.2
Gross profit (1)	5,365.2	5,427.6	4,472.2
Other operating costs (2)	4,952.1	5,030.4	4,141.2
Net financial expenses	455.1	464.3	296.2
Net exceptional expenses	12.7	96.4	41.3
Income taxes	159.6	191.8	145.7
Income after taxes and before minority interests	179.9	168.8	256.2
Net income	178.3	149.4	160.7

(1)	Represents sales less cost of goods sold.

(2)	Represents total operating costs excluding cost of goods sold.

Sales

The following table sets forth, for the periods indicated, Delhaize Group’s sales contribution by geographic region:

			Year Ended December 31,

	2002		2001		2000

	EUR	%	EUR	%	EUR	%

			(In millions, except percentages)
Sales Contribution
United States	15,883.7	76.8	16,905.0	79.0	14,069.5	77.5
Belgium	3,420.3	16.5	3,212.9	15.0	2,983.8	16.4
Other	1,384.4	6.7	1,278.0	6.0	1,114.9	6.1

Total	20,688.4	100.0	21,395.9	100.0	18,168.2	100.0

Overview

     Sales decreased 3.3% during the year ended December 31, 2002, over the corresponding period in 2001. This decrease in sales was primarily due to the negative translation effect resulting from the depreciation of the U.S. dollar by 5.3% against the euro, weak sales at Food Lion and Kash n’ Karry as a result of the heightened competitive activity and the deconsolidation of SDM since November 2001. Excluding the effects on sales from the closure of SDM, the decrease was the result of sales growth of 2.1%, at constant exchange rates, and negative translation effects resulting from the depreciation of the U.S. dollar against the euro. The sales growth of 2.1% was the result of a net increase of the sales network of 83 stores and a comparable store sales growth of 3.7% at Delhaize Belgium partially offset by a comparable store sales decrease of 1.0% at Delhaize America.

     Sales increased 17.8% during the year ended December 31, 2001, over the corresponding period in 2000. This increase in sales was primarily due to the consolidation of a full year of results for Hannaford and the addition of 134 stores to the sales network. Excluding the effects on sales from the Hannaford and Trofo acquisitions, the closure of SDM and the disposal of P.G. in France in 2000, the increase was the result of sales growth of 4.0%, at constant exchange rates, and positive translation effects resulting from the strong U.S. dollar. The sales growth of 4.0% was the result of a net increase of the sales network of 109 stores and a comparable store sales increase of 4.9% and 1.4% at Delhaize Belgium and Delhaize America, respectively.

United States

     Sales decreased 6.0% during the year ended December 31, 2002, over the corresponding period in 2001. This decrease was primarily a result of the negative translation effect resulting from the depreciation of the U.S. dollar by 5.3% against the euro and the closure of SDM. Excluding the effect on sales from the closure of SDM, the decrease was a result of sales growth of 0.9%, at identical exchange rates, and a negative translation effect resulting from the depreciation of the U.S. dollar against the euro. During 2002, Delhaize America had a net increase of its sales network of 26 new stores and remodeled 127 stores. Comparable store sales at Delhaize America decreased by 1.0% during the year ended December 31, 2002. While sales at Hannaford evolved favorably during 2002, Food Lion and Kash n’ Karry posted weaker sales. Sales performance during 2002 at these two banners has been negatively affected by soft economic conditions and heightened competitive activity in these banners’ major operating areas. During 2002, Delhaize America experienced 67 net competitive openings in its operating area – increasing the amount of grocery square footage available to consumers.

     Sales increased 20.2% during the year ended December 31, 2001, over the corresponding period in 2000. This increase was primarily a result of the 106 stores added in connection with the Hannaford acquisition in the third quarter of 2000, offset by the closure of SDM. Excluding the effect on sales from the Hannaford acquisition and the closure of SDM, the increase was a result of sales growth of 2.9%, at constant exchange rates, and a positive translation effect resulting from the strong US dollar. The sales growth of 2.9% was partially a result of a net increase of the sales network by the opening of 39 new stores and the renovation of 145 stores by Delhaize America. Remodeling efforts included the updating of equipment and properties, as well as increasing selling area and adding deli/bakeries to selected stores. During 2001, Delhaize America also closed three stores and relocated five stores. Comparable store sales at Delhaize America increased by 1.4% during the year ended December 31, 2001.

Belgium

     Sales increased 6.5% during the year ended December 31, 2002, over the corresponding period in 2001. This increase was primarily due to the expansion of the sales network by 62 stores and a comparable store sales increase of 3.7%. Sales growth accelerated throughout the year after a weak beginning of the year due to the introduction of the euro and the new commercial policy. Food inflation remained low due to the important price investments in the first half of the year. The strongest sales growth was realized by the AD Delhaize, Shop ‘n Go and Proxy Delhaize banners.

     Sales increased 7.7% during the year ended December 31, 2001, over the corresponding period in 2000. This increase was primarily due to the expansion of the sales network by 60 stores and a comparable store sales increase of 4.9%. All banners increased their comparable store sales, with the strongest sales growth realized by the AD Delhaize, Shop ‘n Go and Proxy Delhaize banners. All major banners increased their number of stores and the market share of Delhaize Belgium continued to grow.

Other

     Sales increased 8.3% during the year ended December 31, 2002, over the corresponding period in 2001. This sales increase was primarily due to new store openings in all countries other than the Czech Republic and Slovakia and strong sales growth in the remodeled Trofo stores. The decrease in sales at Delvita was primarily due to the closure of eight stores in 2001, the highly competitive environment, the deflation of food prices and floodings in Prague.

     Sales increased 14.6% during the year ended December 31, 2001, over the corresponding period in 2000. The January 2001 acquisition of Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary, ENA, S.A., added EUR 222.6 million in sales from the date of acquisition. Other sales increase was primarily due to new store openings in all countries other than the Czech Republic and Slovakia. The decrease in sales at Delvita was primarily due to the closure of eight stores in 2001. Sales growth was also negatively affected by the divestiture of the French subsidiary, P.G., in 2000.

Gross Profit

     Gross profit decreased 1.1% for the year ended December 31, 2002 over the corresponding period in 2001. This decrease was primarily the result of a negative translation effect resulting from the depreciation of the U.S. dollar by 5.3% against the euro, partly offset by an increase primarily due to the sales growth that resulted from acquiring and opening new stores, renovating existing stores and increasing gross margins. Gross margin at Delhaize Group increased from 25.4% in the year ended December 31, 2001 to 25.9% in the comparable period in 2002 primarily due to a shift at Delhaize America from certain vendor allowance money (accounted for in the line “other operating income”, which is not included in the gross profit calculation) to a discount taken from the list price of the invoice (accounted for in the line “cost of goods sold”), as part of the introduction in 2002 of the Every Day Low Cost program. See Note 1 to the consolidated financial statements. Additionally, gross margin increased as the result of continued implementation of zone-pricing, more favorable buying conditions due to synergies between the different banners, and a better sales mix including improved private label product penetration and a focus on fresh products.

     Gross profit increased 21.4% for the year ended December 31, 2001 over the corresponding period in 2000. In addition to a positive translation effect resulting from the strong U.S. dollar, gross profit increased primarily due to the sales increases that resulted from acquiring and opening new stores, renovating existing stores and increasing gross margins. Gross margin at Delhaize Group increased from 24.6% in the year ended December 31, 2000 to 25.4% in the comparable period in 2001 primarily as the result of improved product mix, reduced inventory shrinkage, fewer price promotions, increase buying power and the roll-out of zone pricing at the Delhaize America banner, Food Lion. More effective category management and the first full year of consolidation of Hannaford were also contributors to this positive trend.

Other Operating Costs

     Other operating costs as a percentage of sales increased from 23.5% during the year ended December 31, 2001 to 23.9% in the corresponding period in 2002 due to increased selling, administrative and other operating expenses, increased salaries, social security and pension costs and increased depreciation and amortization. Selling, administrative and other operating expenses, as a percentage of sales, increased from 7.1% in 2001 to 7.3% in 2002. Salaries, social security and pension costs increased, as a percentage of sales, from 13.0% in 2001 to 13.1% in 2002. At Delhaize America, increased store labor costs to support improved customer service and charges related to the reorganization of the senior management team were offset by rigor in cost control and increased productivity. In Belgium, labor costs increased due to the introduction of the euro at the beginning of the year and the year-on-year salary increases related to the adjustment of salaries to inflation during 2001.

     Depreciation and amortization increased from 3.4% of sales in the year ended December 31, 2001 to 3.5% of sales in the year ended December 31, 2002. Depreciation and amortization expense increased due to the full year effect of the purchase price allocation related to the share exchange with Delhaize America. During the year ended December 31, 2002, Delhaize Group recognized store closing costs of EUR 3.0 million primarily related to 10 planned store closings in the normal course of business at Delhaize America and the reversal of the store closing reserve related to the re-opening under the Food Lion banner of one former Hannaford store previously closed. These store closing costs primarily consisted of estimated post-closing lease liabilities, other exit costs associated with the store closing commitments and related asset impairment charges.

     Other operating costs as a percentage of sales increased from 22.8% during the year ended December 31, 2000 to 23.5% in the corresponding period in 2001 due to increased selling, administrative and other operating expenses, increased salaries, social security and pension costs and increased depreciation and amortization. Salaries, social security and pension costs increased, as a percentage of sales, from 12.8% in 2000 to 13.0% in 2001, mainly due to the increased health care costs at Delhaize America and the increased salaries in Belgium due to the legally required annual inflation adjustment.

     Depreciation and amortization increased from 2.8% of sales in the year ended December 31, 2000 to 3.4% of sales in the year ended December 31, 2001. Depreciation increased due to the construction of new stores, the increase in leasehold improvements, the purchase of new equipment and the purchase price allocation related to the share exchange with Delhaize America. Amortization expense increased as a result of the additional goodwill and intangible assets generated by the share exchange with Delhaize America and the amortization of the Hannaford goodwill and intangible assets for 12 months compared to five months in 2000. During the year ended December 31, 2001, Delhaize Group recognized store closing costs of EUR 8.5 million primarily related to eight planned store closings in the normal course of business at Delhaize America. These store closing costs primarily consisted of estimated post-closing lease liabilities, other exit costs associated with the store closing commitments and related asset impairment charges. During the year ended December 31, 2000, Delhaize Group recorded EUR 29.5 million in store closing costs related to 22 planned store closings in the normal course of business. Selling, administrative and other operating expenses decreased from 7.2% in 2000 to 7.1% in 2001.

Store Closing Costs in the Normal Course of Business

     Delhaize Group generally intends to complete store closings within a one-year period following the business decision to close. As most of the Delhaize Group’s stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group’s previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begins immediately following the store closing.

     Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold.” Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with store closings. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

     Significant cash outflows associated with closed stores relate to ongoing lease payments. Because closed store operating leases are classified consistently with capital leases, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

     Store closing costs relating to store closings in the normal course of business are charged to operating income as “selling, administrative and other operating expenses” and “depreciation and amortization.” See the section below entitled “Store Closing Costs” for further information.

Net Financial Expenses

     Net financial expenses during the year ended December 31, 2002 decreased 2.0% compared to the year ended December 31, 2001 and represent, as a percentage of sales, 2.2% in 2002 and 2001. Net financial expenses decreased primarily due to the depreciation of the U.S. dollar by 5.3% against the euro and to the interest reduction from the interest rate swap agreements (discussed in greater detail below under the heading “Interest Rate Risk”) and the repurchase of USD 69 million in debentures and other borrowings by Delhaize America. The interest reduction was offset by the mark to market of treasury shares (EUR 12.6 million), the foreign exchange losses primarily related to the dividend paid by Delhaize America to the parent company (EUR 7.7 million), and the loss related to the exercise of stock options (EUR 7.6 million).

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

     The interest coverage ratio, defined as operating income divided by net interest expense, was 2.0, 2.1 and 2.7 for the years ended December 31, 2002, 2001 and 2000, respectively.

Net Exceptional Expenses

     Net exceptional expenses during the year ended December 31, 2002 were EUR 12.7 million compared to net exceptional expenses of EUR 96.4 million during the year ended December 31, 2001. The 2002 net exceptional expenses were primarily the result of store closing provisions and asset impairments at Delvita and Food Lion Thailand.

     Net exceptional expenses during the year ended December 31, 2001 were EUR 96.4 million compared to net exceptional expenses of EUR 41.3 million during the year ended December 31, 2000. The net exceptional expenses were primarily the result of EUR 42.2 million in merger costs related to the Hannaford acquisition and the share exchange with Delhaize America, EUR 34.5 million related to the closure of SDM, and EUR 19.1 million for the closure of eight Delvita stores, and an asset impairment relating to seven other Delvita stores, both as a result of a strategic review by Delhaize Group’s management.

     Under Belgian GAAP, store closing costs related to store closings outside of the normal course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to “exceptional expenses.” See the section entitled “Store Closing Costs” below for further information on store closings outside the normal course of business. Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP.

Income Taxes

     Delhaize Group’s effective tax rate (total taxation divided by income before taxation) was 47.0%, 53.2% and 36.3% for the years ended December 31, 2002, 2001 and 2000, respectively. The effective tax rate decreased in 2002 primarily due to Delhaize Group not incurring certain non-deductible exceptional expenses that were incurred in 2001 (EUR 34.5 million for the closing of SDM and EUR 19.0 million for Delvita). The effective tax rate increased in 2001 primarily as a result of non-deductible goodwill amortization related to the Hannaford acquisition and the share exchange with Delhaize America and the non-deductible exceptional charges for the closings of SDM and Delvita stores.

Net Income

     The following table sets forth, for the periods indicated, Delhaize Group’s net income contribution by geographic region:

			Year Ended December 31,

	2002		2001		2000

	EUR	%	EUR	%	EUR	%

		(In millions, except percentages)
United States	152.1	85.3	133.1	89.1	82.5	51.3
Belgium	47.7	26.8	49.6	33.2	48.0	29.9
Other	(21.5)	(12.1)	(33.3)	(22.3)	30.2	18.8

Total	178.3	100.0	149.4	100.0	160.7	100.0

     In the year ended December 31, 2002, the contribution of the United States operations as a percentage of Delhaize Group net income decreased to 85.3% as compared to 89.1% in the year ended December 31, 2001. The decrease was primarily a result of the decrease of the net loss at the “Other” operating locations (see explanation below) and a negative translation effect due to the depreciation of the U.S. dollar by 5.3% against the euro, partially offset by the costs related to the closing of SDM in 2001.

     In the year ended December 31, 2001, the contribution of the United States operations as a percentage of Delhaize Group net income increased to 89.1% as compared to 51.3% in the year ended December 31, 2000. The increase was primarily a result of the Delhaize Group’s increased average ownership percentage in Delhaize America, a positive translation effect due to the strong U.S. dollar, partially offset by the costs related to the closing of SDM. This increase was also due to the decrease of the net income at the “Other” operating locations (see explanation below).

     In the year ended December 31, 2002, the contribution of Belgian operations as a percentage of Delhaize Group net income decreased to 26.8% as compared to 33.2% in the year ended December 31, 2001. This decrease was primarily a result of the decrease of the net loss at the “Other” operating locations (see explanation below).

     In the year ended December 31, 2001, the contribution of Belgian operations as a percentage of Delhaize Group net income increased to 33.2% as compared to 29.9% in the year ended December 31, 2000. This increase was primarily a result of the decrease of the net income at the “Other” operating locations (see explanation below), partially offset by the merger costs associated with the share exchange.

     In the year ended December 31, 2002, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income was a negative 12.1% as compared to a negative 22.3% in the year ended December 31, 2001. This improvement was primarily a result of the exceptional expenses for the store closings and the impairment charge recorded at Delvita in 2001 and the increase in net income at Alfa-Beta as a result of the integration of Trofo.

     In the year ended December 31, 2001, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income was a negative 22.3% as compared to 18.8% in the year ended December 31, 2000. This change was primarily a result of exceptional expenses for store closings of eight Delvita stores, the impairment charge recorded for seven other Delvita stores, the decrease in net income at Alfa-Beta as a result of its acquisition of Trofo and the EUR 32.4 million non-recurring gain on the disposal of the investment in P.G in 2000.

Store Closing Costs

     Under Belgian GAAP, store closing costs related to store closings in the normal course of business (i.e., on a store-by-store basis) are charged to operating income as “selling, administrative and other operating expenses” and “depreciation and amortization” and store closing costs related to store closings outside of the normal course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to “exceptional expenses.”

     In 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2002, Delvita recorded additions to closed stores liabilities of EUR 1.8 million related to four additional stores and adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of approximately EUR 1.7 million. At December 31, 2002, Delvita had EUR 2.9 million closed stores liabilities for eleven closed stores.

     In 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its joint venture, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United States bankruptcy code on November 12, 2001 and is in liquidation. In connection with these closings, Delhaize Group recorded losses of EUR 17.0 million and closed stores liabilities of EUR 17.5 million. During 2002, Delhaize Group recorded adjustments of EUR 1.7 million and cash payments of approximately EUR 4.4 million against theses reserves. At December 31, 2002, Delhaize Group had a EUR 12.5 million closed stores liability related to the liquidation of SDM.

     Other than those store closings in 2001 relating to Delvita and SDM, the majority of Delhaize Group’s store closings in 2002, 2001 and 2000 relate to Delhaize America. Delhaize America had 172, 179 and 187 closed stores and planned to close an additional 5, 10 and 14 stores at December 31, 2002, 2001 and 2000, respectively. The following information represents Delhaize America’s store closings in the normal course of business and those outside of the normal course of business.

     Delhaize America had store closing liabilities of EUR 139.8 million, EUR 187.0 million and EUR 199.0 million at December 31, 2002, 2001 and 2000. The balance at December 31, 2002 of EUR 139.8 million consisted of lease obligations and other exit costs of EUR 110.1 million and EUR 29.7 million, respectively. The balance at December 31, 2001 of EUR 187.0 million consisted of lease obligations and other exit costs of EUR 159.2 million and EUR 27.8 million, respectively. The balance at December 31, 2000 of EUR 199.0 million consisted of lease obligations and other exit costs of EUR 163.6 million and EUR 35.4 million, respectively.

     Delhaize America provided for closed store liabilities relating to the estimated post-closing lease obligations and other exit costs (which include estimated real estate taxes, common area maintenance and other costs contractually required to be paid in connection with the lease obligations) associated with the store closing commitments. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants, changes in actual store closing dates that differ from planned store closing dates and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements. During 2000, Delhaize America closed a store previously operated by the Hannaford banner as part of the merger related divestitures. At that time, Delhaize America established the required store closing reserves. In 2002, Delhaize America made the decision to re-open the store under the Food Lion banner, and reversed the store closing reserve of EUR 6.9 million.

     Delhaize America uses a discount rate based on the current U.S. treasury note rates to calculate the present value of the remaining rent payments on closed stores.

     During 2002, Delhaize America recorded additions to closed store liabilities of EUR 1.4 million related to 15 store closings made in the ordinary course of business and adjustments to prior year estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 20.6 million. These reductions include cash payments of approximately EUR 16.7 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.9 million paid for other exit costs.

     During 2001, Delhaize America recorded additions to closed store liabilities of EUR 8.5 million related to 12 store closings made in the ordinary course of business and adjustments to prior year estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 23.4 million. These reductions included cash payments of approximately EUR 17.1 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, EUR 1.3 million for lease termination fees and EUR 5.0 million paid for other exit costs, as discussed above. The non-cash adjustments of EUR 7.8 million related primarily to two events: 1) the revaluation of closed store liabilities of approximately EUR 6.7 million as a result of the share exchange by Delhaize Group; and 2) a reduction for closed stores acquired in the Hannaford acquisition, based on final purchase accounting allocation of EUR 14.5 million.

     See Notes 1 and 22 to the consolidated financial statements under Item 18 below for further information on store closing costs.

C. Liquidity and Capital Resources

     At December 31, 2002, Delhaize Group had EUR 417.7 million of cash and cash equivalents compared to EUR 384.7 million at December 31, 2001. Historically, Delhaize Group’s principal source of liquidity was cash generated from operations. Recently, debt has also become an important tool in the funding policy of Delhaize Group because of recent acquisitions. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations. Cash flow from operations has also been used historically to service outstanding debt and for the payment of dividends. Delhaize Group believes that its working capital and existing credit lines are sufficient for its present requirements.

Operating Activities

     Cash provided by operating activities was EUR 1,036.8 million, EUR 1,208.5 million and EUR 670.5 million during the years ended December 31, 2002, 2001 and 2000, respectively. The net decrease in 2002 over 2001 was primarily due to a negative translation effect as a result of the depreciation of the U.S. dollar by 5.3% against the euro and increased tax payments. Tax payments increased to EUR 121.7 million in 2002 from EUR 24.6 million in 2001, when Delhaize America used a tax receivable to fund its tax payment.

Investing Activities

     Cash used in investing activities decreased to EUR 600.8 million during the year ended December 31, 2002 compared with EUR 608.3 million for the year ended December 31, 2001 and EUR 3,330.4 million for the year ended December 31, 2000. Increased purchases of tangible fixed assets in 2002 were almost totally offset by decreased acquisition activity in 2002 compared to 2001. In 2001, Delhaize Group used approximately EUR 45.4 million, net of cash acquired, for the Trofo acquisition and EUR 19.3 million in connection with the share exchange with Delhaize America. The net decrease in cash used in investing activities in 2001 compared to 2000 was primarily due to the Hannaford acquisition in 2000. In 2000, Delhaize Group used approximately EUR 2,862 million, net of cash acquired, for the Hannaford acquisition and used EUR 56 million in connection with the purchase of 2.9 million Delhaize America shares on the open market.

      Capital expenditures were EUR 634.9 million for the year ended December 31, 2002 compared with EUR 553.6 million for the year ended December 31, 2001 and EUR 544.7 million for the year ended December 31, 2000. The increase in 2002 was primarily due to major IT investments, especially at Food Lion. During 2002 Delhaize Group added 83 new stores to its sales network through store openings. Additionally, Delhaize America renovated 127 existing stores. In 2002, total selling area of Delhaize Group increased by 2.8% from 5.0 million square meters (54.2 million square feet) at the end of 2001 to 5.2 million square meters (55.7 million square feet) at the end of 2002. During 2001 Delhaize Group added 83 new stores to its sales network through store openings and added 51 stores through its acquisitions. Additionally, Delhaize America renovated 145 existing stores. In 2001, total selling area (including acquisitions) of Delhaize Group increased by 3.9% from 4.8 million square meters (52.1 million square feet) at the end of 2000 to 5.0 million square meters (54.2 million square feet) at the end of 2001. During 2000, Delhaize Group added 152 new stores to its sales network through store openings and added 127 stores through its acquisitions. Delhaize America renovated, and in most cases also enlarged, 173 existing stores. The following shows the breakdown of capital expenditures by geographic area in 2002, 2001 and 2000.

Capital Expenditures by Geographic Area

	Year Ended December 31,

	2002	2001	2000

	(Amounts in millions of EUR)
United States	505.8	431.3	435.1
Belgium	91.3	93.8	73.5
Other	37.8	28.5	36.1

Total	634.9	553.6	544.7

Business Acquisitions and Share Exchange

     The growth strategy of Delhaize Group includes selective acquisitions. Historically, Delhaize Group has focused on two types of acquisitions: acquisitions to enter a new or adjacent market and acquisitions to reinforce its presence in existing markets by increasing the density of its sales network. Since 1997, Delhaize Group has entered new markets through acquisitions in Romania, Singapore, Thailand and Indonesia.

     In 2002, Delhaize Group increased its ownership interest in Mega Image, Romania from 51.0% to 70.0%. See note 2 to the consolidated financial statements.

     As noted earlier, on April 25, 2001, Delhaize Group and Delhaize America, Inc. consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group ADSs listed on the NYSE, or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to that time, Delhaize Group owned 44.88% of Delhaize America’s stock. As consideration for this share exchange, Delhaize Group issued approximately 40.2 million shares having an aggregate value of approximately EUR 2.3 billion for the remaining 55.12% of Delhaize America’s stock not previously owned. Additional direct costs incurred in connection with the acquisition, principally investment banking, legal and other professional fees, in the amount of EUR 24.5 million have been included in the purchase price allocation.

     In January 2001, Delhaize Group acquired Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary ENA, S.A., and paid approximately EUR 49.3 million. This acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 77.9 million.

     On July 31, 2000, Delhaize America completed its acquisition of Hannaford. The total consideration of approximately EUR 3.7 billion consisted of approximately EUR 3.0 billion in cash and approximately 25.6 million shares of Delhaize America Class A common stock valued at approximately EUR 714.0 million. To obtain approval of the Hannaford transaction, an agreement was reached with the United States Federal Trade Commission under which 38 of Hannaford’s stores in the Southeast United States were sold. Additionally, Hannaford closed its

13 other stores in the Southeast United States. After these divestitures and closings, Hannaford operated 106 stores, exclusively in the Northeast United States.

      In May 2000, Delhaize Group acquired 51.0% of Mega Image, which management believes is the largest supermarket chain in Romania based on net sales. See Note 2 to the consolidated financial statements.

Financing Activities

     Cash used in financing activities was EUR 349.7 million during the year ended December 31, 2002, compared to cash used in financing activities of EUR 460.1 million in 2001 and cash provided by financing activities of EUR 2,515.6 million in 2000.

     Long-term Borrowings

     In 2002, Delhaize Group reduced its long-term debt by EUR 120.2 million including a Delhaize America repurchase of USD 69.0 million (approximately EUR 73.0 million) of its outstanding debt in open market transactions and the payment of capital lease obligations of EUR 32.2 million.

     On April 19, 2001, Delhaize America refinanced its USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031. On November 16, 2001, Delhaize America offered to exchange the original debt securities for exchange securities that were identical in all material respects to the original debt securities except that such debt securities are registered under the Securities Act, are not subject to the transfer restrictions applicable to the original debt securities and are not subject to any covenants regarding exchange or registration rights. The exchange offer expired on December 17, 2001. USD 2,542,142,000 (approximately EUR 2,884,569,000) of original debt securities were tendered for exchange securities. USD 57,858,000 (approximately EUR 65,651,000) in original debt securities were not tendered and remain outstanding.

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

     Short-term Borrowings

     In 2002, Delhaize America reduced its short-term debt by USD 140.0 million (approximately EUR 148.1 million). Other borrowing activity partially offset this reduction, yielding a EUR 85.2 million short-term debt reduction in the aggregate for Delhaize Group.

     Delhaize America maintains a committed revolving credit facility with a syndicate of commercial banks which expires in July 2005. In December 2002, the credit facility was amended and the line of credit was reduced from USD 500 million (approximately EUR 476.8 million) to USD 350 million (approximately EUR 333.7 million). The credit facility is collateralized by certain inventory of Delhaize America’s operating companies. The credit facility contains negative covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio. At December 31, 2002, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2002. During 2002, Delhaize America had under this facility average borrowings of USD 4.7 million (approximately EUR 5.0 million) at a daily weighted average interest rate of 3.19%.

     At December 31, 2002 and 2001, the European and Asian companies of Delhaize Group together had credit facilities (committed and uncommitted) of EUR 686.2 million and EUR 820.1 million, respectively under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin upon withdrawal.

     Delhaize Group had EUR 337.3 million and EUR 296.8 million outstanding at December 31, 2002 and 2001, respectively in Short-term Credit Institution Borrowings, with an average interest rate of 3.79% and 4.48% respectively. During 2002, Delhaize Group had average borrowings of EUR 333.1 million at daily average interest rate of 3.76%.

     The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2002, Delhaize Group was in compliance with all such covenants, except a financial covenant under two short-term credit facilities at its wholly-owned subsidiary, Delvita. Delvita obtained waivers for such non-compliance at December 31, 2002. At December 31, 2001, Delhaize Group was in compliance with all such covenants.

     In Belgium, Delhaize Group had approximately EUR 128.1 million and EUR 115.6 million in short-term notes outstanding under the EUR 500 million Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2002 and 2001, respectively.

     Contractual Obligations and Commitments

     The following table summarizes Delhaize Group’s contractual obligations and commitments as of December 31, 2002.

	Date of Maturity

	Total	2003	2004	2005	2006	2007	Thereafter
			(In millions of EUR)

Short-term credit institution borrowings	337.3	337.3	—	—	—	—	—
Short-term treasury program notes	128.1	128.1	—	—	—	—	—
Long-term debt	3,167.3	27.2	30.6	13.5	753.2	157.3	2,185.5
Capital lease obligations	699.0	32.4	34.9	36.5	39.9	43.3	512.0
Operating lease obligations	3,070.1	264.6	257.4	251.1	239.8	229.0	1,828.2

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

     Delhaize Group’s treasury department works together with the operating units to determine the best hedging strategy for the respective units. Delhaize Group does not speculate with derivatives. Delhaize Group’s treasury department uses foreign exchange forward contracts, interest rate swaps, currency swaps, currency options and other derivative instruments.

     Foreign Exchange Risk. Because a substantial portion of Delhaize Group’s assets, liabilities and operating results are denominated in U.S. dollars, it is exposed to fluctuations in the value of the U.S. dollar against the euro. Delhaize Group does not hedge this U.S. dollar net investment. In 2002, a variation of 1 cent in the exchange rate of the euro would have caused net income to vary by 0.9%, or EUR 3.1 million. Net income in 2002 would have increased over that of 2001 by 27.8%, at constant exchange rates, rather than 19.3%.

     Delhaize Group finances the operations of its subsidiaries primarily through borrowings in its subsidiaries’ local currencies. Substantially all of Delhaize Group’s borrowings are denominated in U.S. dollar or euro.

     Delhaize Group’s financial risk management policy for non-U.S. dollar denominated assets is to match the currency distribution of its borrowings to the denomination of its assets and of its receivables to the denomination of its equity funding and/or its debt funding. As a result, fluctuations in its balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the most significant components of cash flow in Delhaize Group that are influenced by variations in exchange rates.

     The policy of Delhaize Group is to hedge only foreign exchange transaction exposure that is clearly identifiable and, in principle, not to hedge foreign exchange translation exposure. Delhaize Belgium has hedged foreign exchange transaction risk on inter-company receivables denominated in currencies other than the euro.

     Interest Rate Risk. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit, the use of its commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin at the borrowing date. Delhaize Group also uses a treasury notes program. At December 31, 2002, 77% of Delhaize Group’s net debt was at fixed rate for a period of at least one year; therefore, a one-point variation in interest rates would not materially affect interest expense of Delhaize Group in 2002.

     During 2002 and 2001, Delhaize America, a subsidiary of Delhaize Group, entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semiannual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amounts of the interest rate swap arrangements at December 31, 2002 were USD 300 million (approximately EUR 286.1 million) maturing in 2006 and USD 200 million (approximately EUR 190.7 million) maturing in 2011.

     In 2000, Delhaize America entered into agreements to hedge against a potential increase in interest rates prior to its long-term bond offering, see section “Long-term Borrowing.” The agreements were structured to hedge against the risk of increasing market interest rates based on U.S. treasury rates, with the specified rates based on the expected maturities of the planned debt issue. The notional amount of the agreements totaled USD 1.75 billion (approximately EUR 1.9 billion). The agreements were settled upon issuance of the debt. The unrealized loss of USD 214.1 million (approximately EUR 239.0 million) paid by Delhaize America will be amortized as interest expense over the life of the underlying debt. Additionally, in October 2000, Delhaize America entered into related agreements to limit the amount of any unrealized loss associated with future interest rate reduction. Delhaize America paid USD 19.8 million (approximately EUR 21.3 million) as consideration for these agreements which was amortized to expense over the period of the contract through April 26, 2001.

     Self-Insurance Risk. Delhaize America is self-insured for workers’ compensation, general liability, and vehicle accident claims. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per individual claim for workers’ compensation and USD 5.0 million for automobile liability and general liability. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of the retained limits.

     Delhaize America implemented a captive insurance program in 2001; whereby, the self-insured reserves related to workers’ compensation, general liability and auto coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

     Delhaize Belgium is partially self-insured through Redelcover S.A., a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxemburg, for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages, and similar insurable risks.

     Foreign Investment Risks. In addition to its significant operations in the United States and Belgium, Delhaize Group continues to expand its operations and other investments in a number of other countries. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

•	labor disputes;

•	uncertain political and economic environments;

•	risks of war and civil disturbances;

•	risks associated with the movement of funds;

•	deprivation of contract rights;

•	loss of property by nationalization or expropriation without fair compensation;

•	risks relating to changes in laws or policies of particular countries, such as foreign taxation;

•	risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

•	foreign currency exchange rate fluctuations.

     There can be no assurance that these problems or other problems relating to foreign operations will not be encountered by Delhaize Group in the future. Foreign operations and investments may also be adversely affected by laws and policies of the United States, Belgium and the other countries in which Delhaize Group operates governing foreign trade, investment and taxation.

     Inflation and Changing Prices. Labor and cost of merchandise sold, the primary operating costs of Delhaize Group, increase with inflation and, where possible, are recovered through operating efficiencies and gross margin improvements.

     During the fiscal year ended December 28, 2002, Delhaize America experienced actual deflation in its cost of merchandise as a result of transitioning to an Every Day Low Cost (EDLC) program. During the fiscal year ended December 29, 2001, Delhaize America experienced slight inflation on merchandise purchases of 1.1%. During the year ended December 31, 2002, food prices in Belgium increased by 2.2%, compared with a food inflation rate of 4.2% during the year ended December 31, 2001. As in prior years, Delhaize Group experienced an increase in its labor costs during the year which was partially offset by rigor in cost control and increased productivity.

     Although there is the risk that inflation in Southeast Asia and in certain European countries in which Delhaize Group operates could have a material effect on Delhaize Group’s results, such inflation has not had a material effect on sales or results of operations in these regions to date.

E.     Recent Events and Outlook

Recent Events

     In January 2003, one of Delhaize Group’s subsidiaries, Delhaize America announced plans to close 42 of its stores. These under-performing Food Lion and Kash n’ Karry stores were closed in the first quarter of 2003. Food Lion is implementing additional cost saving initiatives by streamlining and optimizing the functioning of its support and management structure. Management expects the 42 store closings and additional cost savings initiatives will have a positive effect in the ongoing operational results of Delhaize America and recorded one-time pre-tax charges of USD 35.0 million (approximately EUR 32.7 million) in the first quarter of 2003.

     In May 2003, a Dutch subsidiary of Delhaize Group, Delhaize Finance, issued bonds having an aggregate principal amount of EUR 100 million for net proceeds of approximately EUR 98.8 million (the “2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. Simultaneously, Delhaize Finance entered into interest rate swap agreements with various commercial banks. These agreements involve the exchange of fixed rate payments for variable rate payment without the exchange of the underlying principal amounts. Variable rates for these agreements are based on three-month Euribor and are reset on a quarterly basis. Maturity dates of the interest rate swap agreements match those of the 2003 Eurobonds.

Outlook

     In 2003, Delhaize Group expects to increase its sales network by a net amount of 97 stores to a total of 2,624 sales outlets. In 2003, Delhaize Group’s expected capital expenditures will be approximately EUR 650 million at identical exchange rates.

     In 2003, Delhaize America expects to open approximately 47 stores and to relocate or close 46 stores (including the 42 stores mentioned above that were closed in the first quarter of 2003). Approximately 74 existing stores will be remodeled and/or expanded. In addition, the on-going review and evaluation of Delhaize America’s store base may lead to decisions to close stores to take advantage of relocation opportunities or eliminate operating losses in under performing stores in an effort to maximize Delhaize Group’s performance.

     In 2003, Delhaize Belgium expects to add 62 stores to its sales network, including three supermarkets.

     In 2003, Delhaize Group also intends to add 2 stores in the Czech Republic and Slovakia. Four stores will be opened in Romania and four in Greece. In Southeast Asia, Delhaize Group will enlarge its sales network with twelve stores in Indonesia, eight stores in Thailand and four stores in Singapore.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

     In accordance with Belgian law, Delhaize Group’s affairs are managed by its Board of Directors. Under the Articles of Association of Delhaize Group, the Board of Directors must consist of at least three directors. The Delhaize Group Board of Directors currently consists of 12 directors. Eleven of the directors are non-executive directors and one member, Pierre-Olivier Beckers, the Chief Executive Officer of Delhaize

Group, is an executive director. Five of the current members of the Board of Directors represent different family branches descended from the founders of Delhaize Group. Six members of the Board of Directors, Frans Vreys, Arnoud de Pret Roose de Calesberg, William G. Ferguson, Richard Goblet d’Alviella, Robert J. Murray and Georges Jacobs, are independent under the applicable laws and regulations of the United States and the applicable rules of the New York Stock Exchange, which means generally that they have no material relationship, other than as directors, with Delhaize Group (either directly or as a partner, shareholder or officer of an organization that has a relationship with Delhaize Group). The Board of Directors met 11 times in 2002.

     On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Annual General Meeting of Shareholders. In accordance with the Articles of Association, the term of appointment of the Board members is for a maximum of six years. Beginning on January 1, 1999, the term of all directors’ appointments, new or renewed, was set at three years. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. The Board of Directors of Delhaize Group has established a general age limit policy, from which the Board of Directors has discretion to grant exceptions, for directors and the Chief Executive Officer. The current age limit is 70 for the Chairman of the Board and other directors and 65 for the Chief Executive Officer. The age limit for directors who became directors prior to 1999 is 75.

     On May 22, 2003, Georges Jacobs was elected to Delhaize Group’s Board of Directors and the shareholders renewed the terms of the directors Pierre-Olivier Beckers, Baron de Cooman d’Herlinckhove, Didier Smits and Frans Vreys, each for a period of three years. On May 7, 2003, Hugh G. Farrington resigned from the Board of Directors, and on May 22, 2003 Roger Boin resigned and Jacques Le Clercq’s term expired.

     The Delhaize Group Board of Directors and biographical information concerning its members as of May 22, 2003 are set forth below.

		Director	Term
Name	Position	Since	Expires

Baron de Vaucleroy	Chairman	May 1980	2004
Pierre-Olivier Beckers	President, Chief Executive	May 1995	2006
	Officer & Director
Baron de Cooman d’Herlinckhove	Director	May 1973	2006
Count de Pret Roose de Calesberg	Director	May 2002	2005
William G. Ferguson	Director	May 2001	2004
Count Goblet d’Alviella	Director	May 2001	2004
Baron Georges Jacobs	Director	May 2003	2006
R. William McCanless	Director	May 2001	2004
Robert J. Murray	Director	May 2001	2004
Didier Smits	Director	May 1996	2006
Philippe Stroobant	Director	May 1990	2005
Frans Vreys	Director	May 1982	2006

     Gui de Vaucleroy (69). Baron de Vaucleroy has been Chairman of the Board of Directors of Delhaize Group since January 1, 1999. Baron de Vaucleroy received his law degree and a Master’s degree in economic sciences from U.C.L. He joined Delhaize Group in 1960 and was appointed successively member of the Executive Committee, Vice-President of the Executive Committee, Chief Executive Officer and President of the Executive Committee (from January 1990 until December 1998). From 1999 to 2002, Baron de Vaucleroy was Chairman of the Federation of Belgian Enterprises. He is Honorary Chairman of the Fédération of Belgian Enterprises, a member of the Committee of the Brussels Division of ING (formerly Banque Bruxelles Lambert), Director of Almanij, and Director of the Compagnie Mobilière et Foncière du Bois Sauvage S.A.

     Pierre-Olivier Beckers (43). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999, and Chief Executive Officer of Delhaize America since September 1, 2002. Mr. Beckers earned a Bachelor’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, to work initially for three years in the U.S. operations of Delhaize Group as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Executive Vice-President of the Executive Committee in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year, a prestigious distinction awarded by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the Food Marketing Institute and was elected in 2002 to a two-year term as Chairman of CIES - The Food Business Forum, an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries.

     Edgar-Charles de Cooman d’Herlinckhove (69). Baron de Cooman d’Herlinckhove earned a law degree and a Master’s degree in economic sciences from U.C.L. and joined Delhaize Group in 1960. In 1968, he became a member of the Executive Committee and was successively appointed Executive Director responsible for the supermarket division, purchasing of grocery and fresh products, distribution centers and information technology. Baron de Cooman d’Herlinckhove retired in 1995 and acted as a strategic consultant for Delhaize Group until 1998. In 1998, he became a non-executive director of the Company.

     Arnoud de Pret Roose de Calesberg (58). From 1991 to 2000, Count de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Count de Pret is a member of the Board of Directors of Interbrew, the Belgian brewery company. Count de Pret earned his degree in commercial engineering at V.C.L.-Louvain, Belgium and Credit Course Morgan Guaranty in New York, U.S.A. Count de Pret was elected to the Board of Directors of Delhaize Group in May 2002.

     William G. Ferguson (75). William G. Ferguson has been a member of the Board of Directors of Delhaize America since 1993. Mr. Ferguson was a member of the Delhaize America Audit and Stock Option Committees and was Chairperson of the Delhaize America Senior Management Compensation Committee. Mr. Ferguson has been a director of Snow Aviation International, Inc. since 1988 and the Executive Vice President since 1989. Mr. Ferguson was Chairman and Chief Executive Officer of TTI Systems, Inc. from 1977 through the sale of TTI Systems, Inc. to Transco Energy Company in 1986 and until he retired from Transco in 1989. From 1988 to 1997, Mr. Ferguson was Director of Jamestown Foundation, Washington D.C. Mr. Ferguson also served as President of Ashland Chemical Co., a division of Ashland Oil from 1969-1972. Mr. Ferguson holds a Bachelor’s degree in biological sciences and chemistry from Washington University, St. Louis. Mr. Ferguson was elected to the Board of Directors in May 2001.

     Richard Goblet d’Alviella (54). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is a member of the Board of Directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Tractebel, Azeo, Danone Asia, Société Européenne des Satellites and ADSB Communications (Belgacom). Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group, and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School. Count Goblet d’Alviella was elected to the Board of Directors in May 2001.

     Georges Jacobs (62). Since 1987, Baron Jacobs has served as Chairman of the Executive Committee of the Belgian pharmaceutical and chemical company UCB Group. He also serves on the Board of Directors of UCB, Bekaert, Spadel and SN Brussels Airlines. Baron Jacobs is President of UNICE (Union of Industrial and Employers’ Confederations of Europe) and is a member of the Management Committee and Honorary Chairman of the Federation of Belgian Enterprises. Baron Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.). Baron Jacobs was elected to the Board of Directors of Delhaize Group in 2003.

     R. William McCanless (45). Bill McCanless is Vice Chairman of Delhaize America. Since June 2003, Mr. McCanless has been Senior Vice President and General Counsel of Lowes Companies, Inc. From 1999 to August 2002, Mr. McCanless was President and Chief Executive Officer of Delhaize America and Chief Executive Officer of Food Lion from April 1999 to August 2002. He was an Executive Vice President of Delhaize Group between 2001 and 2002. From 1995 to 1999, Mr. McCanless was Senior Vice President of Administration and Chief Administrative Officer of Food Lion. Mr. McCanless received a Juris Doctorate degree from Wake Forest University School of Law and a Bachelor’s degree in accounting from the University of North Carolina at Charlotte. Mr. McCanless is a member of the North Carolina State Bar and serves on the Board of Trustees of the University of North Carolina, Charlotte. Mr. McCanless was elected to the Board of Directors of Delhaize Group in 2001.

     Robert J. Murray (61). Robert J. Murray has been Chairman of the Board, President and Chief Executive Officer of New England Business Service, Inc. since 1995. Mr. Murray has been a director of New England Business Service, Inc. since 1991. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master’s degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001.

     Didier Smits (41). Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

     Philippe Stroobant (50). Philippe Stroobant received a Bachelor’s degree in economics and a Master’s degree in commercial affairs at I.C.H.E.C. in Brussels. He joined Delhaize Group in 1980 and successively became responsible for the beverages department, member of the Executive Committee, Vice President of the Executive Committee and Chairman of the Management Committee of Delhaize Belgium. In 1990, he was elected Director of Delhaize Group. On January 1, 1998, Mr. Stroobant left Delhaize Group as manager and in the same year was elected Chairman of Fost Plus, which position he held until 2001.

     Frans Vreys (73). Frans Vreys earned a degree in commercial and financial Sciences at K.U. Leuven. From 1955 to 1994, Mr. Vreys worked for Cobepa, of which he became director and a member of the Management Board. In 1982, he was elected Director of Delhaize Group. In 1995, he became Chairman of the Board of Directors of Delhaize Group. On January 1, 1999, Mr. Vreys, who reached the age limit of the Chairmanship of the Board of Directors, resigned as Chairman of the Board. He still serves as a non-executive director of Delhaize Group. Mr. Vreys also serves as a director of Assubel and Sydes.

     On March 15, 2001, Delhaize Group announced the creation of three committees of the Board of Directors: an Audit Committee, a Governance Committee and a Compensation Committee, effective following the general meeting of shareholders of Delhaize Group on May 23, 2001. Following a recent change in Belgian legislation, at the May 22, 2003 general meeting of shareholders, the shareholders formalized the creation, through an amendment of the articles of association, of the Audit Committee and granted the Board authority to create other committees.

Audit Committee

     The Audit Committee, which is composed solely of non-executive directors, assists the Board of Directors in fulfilling its responsibilities relating to accounting and reporting practices. Specifically, the Audit Committee assists the Board of Directors in its oversight responsibility by reviewing financial information provided by Delhaize Group to shareholders and others and by reviewing Delhaize Group’s auditing, accounting and financial processes generally. The Audit Committee reviews, with the assistance of the Statutory Auditor and the internal audit department, Delhaize Group’s financial reporting procedures and internal financial control systems. The Audit Committee also reviews the activities and independence of the Statutory Auditor and the internal audit department. The members of the Audit Committee are Robert J. Murray, who is the Chairperson of the Audit Committee, Baron de Cooman d’Herlinckhove, Didier Smits, Philippe Stroobant, Frans Vreys, Count Goblet d’Alviella and Count de Pret Roose de Calesberg. In 2002, the Audit Committee met seven times.

Governance Committee

     The Governance Committee submits proposals to the Board of Directors regarding new directors to be nominated for election, or appointed in the case of a vacancy. The Governance Committee evaluates the qualifications of any new director nominee with respect to the needs of the Board of Directors. The Governance Committee reviews the size, structure and organization of the Board and its Committees and evaluates the performance and effectiveness of the Board and each of its members. The Governance Committee oversees planning for the succession of the Chief Executive Officer, evaluates his or her performance and recommends to the Board the selection or replacement, if necessary, of the Chief Executive Officer. The members of the Governance Committee are Baron de Vaucleroy, who is the Chairperson of the Governance Committee, Pierre-Olivier Beckers, Philippe Stroobant and William G. Ferguson. The Governance Committee met two times in 2002.

Compensation Committee

     The Compensation Committee reviews, analyzes and makes recommendations to the Board of Directors concerning the compensation for Delhaize Group’s executive directors and executive officers. The Compensation Committee also reviews general compensation policy, any stock option or other profit-sharing programs for the associates of the Company and other compensation issues. The members of the Compensation Committee are Baron de Vaucleroy, who is the Chairperson of the Compensation Committee, William G. Ferguson and Count Goblet d’Alviella. In 2002, the Compensation Committee met five times.

B.  Executive Officers

     Delhaize Group’s management structure consists of:

•	a management structure organized around three operational regions (United States, Europe and Southeast Asia) and six support functions (finance department, legal affairs department, human resources department, information technology department, risk management department and communications department); and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group.

Operational Regions

BOARD OF DIRECTORS
CHIEF EXECUTIVE OFFICER
EXECUTIVE COMMITTEE
Communications
Finance
Human Resources
Information Technology
Legal
Risk Management
UNITED STATES
Delhaize America
• Food Lion
• Hannaford
• Kash n' Karry
EUROPE
Belgium
• Delhaize Belgium
Greece
• Alfa-Beta (50.65%)
Czech Republic
• Delvita
Slovakia
• Delvita
Romania
• Mega Image (70%)
ASIA
Thailand
• Food Lion Thailand
Indonesia
• Super Indo (51%)
Singapore
• Shop N Save (49%)

     United States. Rick Anicetti, Chief Executive Officer of Food Lion, is responsible for Food Lion; Ron Hodge, Chief Executive Officer of Hannaford, is responsible for Hannaford; and Shelley G. Broader, President and Chief Operating Officer of Kash n’ Karry, is responsible for Kash n’ Karry.

     Europe. Renaud Cogels is the Chief Executive Officer of Delhaize Europe, which is comprised of Delhaize Belgium (Belgium), Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

     Southeast Asia. Denis Knoops, Vice President of Asian Activities, is until June 30, 2003 responsible for the Asian activities of Delhaize Group, which is comprised of Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore). Beginning approximately June 30, 2003, Dirk van den Berghe will assume responsibility for the Asian activities of Delhaize Group.

Executive Committee

     The Chief Executive Officer is in charge of the day-to-day management of the Company with the assistance of the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. In 2002, the Office of the CEO merged into the Executive Committee.

     Delhaize Group’s current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of the executive officers who are also members of the Board of Directors, which is set forth above). Pierre Dumont, formerly Senior Vice President of Human Resources and Secretary of the Executive Committee, retired on December 31, 2002.

		Executive Officer/
		Member of the
		Executive Committee
Name	Position	Since

Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Rick Anicetti	Executive Vice President	2002
Renaud Cogels	Executive Vice President	1988
Jean-Claude Coppieters ‘t Wallant	Executive Vice President and General Secretary	1987
Arthur Goethals	Executive Vice President	1994
Ron Hodge	Executive Vice President	2002
Craig Owens	Executive Vice President and Chief Financial Officer	2001
Michael Waller	Executive Vice President and General Counsel	2001

     Rick Anicetti (44). Rick Anicetti is Executive Vice President of Delhaize Group and Chief Executive Officer of Food Lion. Mr. Anicetti began his food industry career at Hannaford Bros. Co. in 1980. After completing the Company’s retail management training program, he held a progression of roles of increasing responsibility and was ultimately named head of the southeastern operations of Hannaford. Mr. Anicetti joined Food Lion in August 2000 as Chief Operating Officer and was promoted to President in September 2001. He is a member of the Board of Directors of the Food Bank of North Carolina, the North Carolina Retail Merchants Association, the North Carolina Food Dealers Association, and the Food Bank of Metrolina. He earned his bachelor’s degree from Bowdoin College in Brunswick, Maine.

     Renaud Cogels (54). Renaud Cogels is an Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Europe. Mr. Cogels was previously General Manager of Delhaize Belgium. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master’s degree in economics at the University of Louvain.

     Jean-Claude Coppieters ‘t Wallant (57). Jean-Claude Coppieters ‘t Wallant is an Executive Vice President and General Secretary of Delhaize Group, as well as Secretary to the Board of Directors of Delhaize Group. Mr. Coppieters has been Chief Financial Officer of Delhaize Group between 1998 and 2001 and has been Secretary of the Board of Directors of Delhaize Group since 1990. Mr. Coppieters joined Delhaize Group in 1971 as a member of the financial department. Mr. Coppieters became Director of Finance in 1974. In 1980, Mr. Coppieters became responsible for store expansion, real estate and insurance, and for accounting in 1990. From 1984 to 1987, Mr. Coppieters was Secretary of the Executive Committee, and in 1987, he became a member of the Executive Committee. Mr. Coppieters received a Bachelor’s degree in commercial and financial sciences at I.C.H.E.C., Brussels. Since 1994 Mr. Coppieters has been a member of the Board of Directors of Assubel “Accidents de Travail”.

     Arthur Goethals (57). Arthur Goethals is an Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Belgium. Mr. Goethals was previously the Chief Operating Officer of Delhaize Belgium and has been a member of the Executive Committee of Delhaize Group since 1994. Mr. Goethals joined Delhaize Group in 1972 and became successively store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with responsibility for developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals became successively Zone Director, Director Supermarkets Division and in 1994 Executive Director of Sales & Marketing for Delhaize Group. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School. Mr. Goethals has been a member of the Board of Directors of Fedis since 2001.

     Ronald C. Hodge (54). Ronald C. Hodge is Executive Vice President of Delhaize Group and Chief Executive Officer of Hannaford. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He has been named President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards’ of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996.

     B. Craig Owens (48). Craig Owens is Executive Vice President and Chief Financial Officer of Delhaize Group. Before joining Delhaize Group, Mr. Owens worked 19 years with The Coca-Cola Company and various bottlers of Coca-Cola in different financial and management positions, including four years as President and Chief Executive Officer of the French bottler Coca-Cola Entreprise S.A. and in the United Kingdom as Chief Financial Officer of Coca-Cola Beverages PLC, franchise owner in 13 European countries. Mr. Owens holds a Bachelor’s degree in Politics from Washington and Lee University, Lexington, Virginia, and Master’s degrees from the Wharton School of Business of the University of Pennsylvania and the Fletcher School of Law and Diplomacy at Tufts University.

     Michael Rex Waller (49). Michael Waller is an Executive Vice President and General Counsel of Delhaize Group, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. He is also responsible for Human resources and organizational development for Delhaize Group. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Connor, Jr. in the Southern District of Texas.

C.  Compensation of Directors and Executive Officers of Delhaize Group

     For the year ended December 31, 2002, the aggregate amount of compensation paid to Delhaize Group’s directors and executive officers as a group (23 persons) for services in all capacities was approximately EUR 17.1 million. The aggregate amount which Delhaize Group set aside or accrued to provide pension, retirement or similar benefits for the same directors and executive officers as a group for the year ended December 31, 2002 was approximately EUR 1.1 million. During 2002, Delhaize Group had no service contracts with any of its directors which provide benefits upon termination of service.

D.  Employees

     As of December 31, 2002, Delhaize Group employed approximately 144,000 employees (of which approximately 63,000 were full-time employees and approximately 81,000 were part-time employees) compared to approximately 147,000 as of December 31, 2001. As of December 31, 2002, Delhaize Group employed approximately 110,000 employees in the United States, approximately 16,000 in Belgium and approximately 18,000 in other regions.

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

     Delhaize Group’s policy with respect to labor unions is to comply with local regulations and collective bargaining agreements. We consider our relations with our employees to be good.

E.  Share Ownership of Delhaize Group Management

     The directors and executive officers of Delhaize Group as a group as of December 31, 2002 owned 1,339,280 Delhaize Group ordinary shares or ADRs, which represented approximately 1.4% of the outstanding shares of Delhaize Group as of that date. To our knowledge, no director or executive officer of Delhaize Group beneficially owns more than 1% of Delhaize Group’s shares.

F.  Options to Purchase Shares from Delhaize Group and Stock Incentive Plan

Delhaize Group Options and Warrants

     In April 2002, the Delhaize Group Board of Directors adopted the Delhaize Group 2002 Stock Incentive Plan (the “2002 Incentive Plan”), an incentive plan that is primarily targeted to management of Delhaize America and its subsidiaries. The 2002 Incentive Plan was approved by Delhaize Group’s shareholders at the May 2002 Annual General Meeting. On May 22, 2003, the Board of Directors issued under the authorized capital approximately 2.1 million warrants to the beneficiaries of the 2002 Incentive Plan. Options issued under the 2002 Incentive Plan become exercisable as determined by the Board of Directors or a committee of the Board of Directors on the date of grant, provided that no option may be exercised more than ten years after the date of grant. Options may be either non-qualified stock options or incentive stock options. The options issued in 2003 will be exercisable until 2013. As of June 25, 2003, there were 5,607,986 options outstanding under the 2002 Incentive Plan.

     In June 2003, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 425,000 options to acquire Delhaize Group ordinary shares as incentive compensation to approximately 560 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. Options offered under the plan could be accepted from June 25, 2003 through August 23, 2003. The recipients of the options are able to exercise the options from January 1, 2007 through June 24, 2010. The exercise price for the options is EUR 25.81 per ordinary share.

     In June 2002, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 220,000 options to acquire Delhaize Group ordinary shares as incentive compensation to approximately 540 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. Options offered under the plan could be accepted from June 6, 2002 through August 4, 2002. The recipients of the options are able to exercise the options from January 1, 2006 through June 5, 2009. The exercise price for the options is EUR 54.30 per ordinary share. As of August 4, 2002, the closing date of the offer, 158,300 options to acquire Delhaize Group ordinary shares were accepted, 155,100 of which are still outstanding as of June 24, 2003. In accordance with a Belgian law enacted in December 2002, the Delhaize Group Board of Directors offered option holders a three-year extension of the exercise period of the options issued under the plan. The extension of the exercise period until June 5, 2012 will only benefit the option holders who have notified Delhaize Group of their acceptance of such extension prior to June 15, 2003.

     In June 2001, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 150,000 options to acquire Delhaize Group ordinary shares as incentive compensation to approximately 480 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. Options under the plan could be issued from June 5, 2001 through August 3, 2001. The recipients of the options are able to exercise the options from January 1, 2005 through June 4, 2008. The exercise price for the options is EUR 64.16 per ordinary share. As of August 3, 2001, the closing date of the offer, 134,900 options to acquire Delhaize Group ordinary shares were accepted, 132,700 of which are still outstanding as of June 24, 2003. In accordance with a Belgian law enacted in December 2002, the Delhaize Group Board of Directors offered option holders a three-year extension of the exercise period of the options issued under the plan. The extension of the exercise period until June 4, 2011 will only benefit the option holders who have notified Delhaize Group of their acceptance of such extension prior to June 15, 2003.

     In May 2000, the Delhaize Group Board of Directors authorized the grant of warrants to subscribe to up to 130,000 Delhaize Group ordinary shares during various exercise periods between June 2004 and December 2006. As of the date of this document, Delhaize Group had issued warrants entitling beneficiaries to subscribe to 115,000 ordinary shares under this authorization, 114,000 of which are currently outstanding at an exercise price of EUR 63.10 per share. In accordance with a Belgian law enacted in December 2002, the Delhaize Group Board of Directors offered warrant holders a three-year extension of the exercise period of the warrants issued under the plan. The extension of the exercise period until June 4, 2010 will only benefit the warrant holders who have notified Delhaize Group of their acceptance of such extension prior to June 15, 2003.

     For additional information, see Note 22 to the consolidated financial statements under Item 18 below.

Delhaize America Stock Incentive Plans

     Prior to the adoption of the 2002 Incentive Plan, Delhaize America sponsored a stock incentive plan which provided for grants of options to purchase Delhaize Group ADRs to officers, outside directors, key employees, consultants and individuals to whom written offers of employment have been made. With the adoption of the 2002 Incentive Plan no further options will be granted under Delhaize America’s sponsored stock incentive plan. As of June 25, 2003, there were options to acquire 638,064 ADRs outstanding under this plan.

     Prior to the adoption of the 2002 Incentive Plan, Delhaize America’s stock incentive plan also provided for restricted stock grants for officers, outside directors, key employees, consultants and individuals to whom written offers of employment have been made. The grants of restricted stock generally were made to executive officers and normally vest 25% each year starting on the second anniversary from the date of the grant. As of June 25, 2003, there were grants for 81,553 unvested ADRs outstanding under this plan.

     In May 2002, Delhaize America implemented a restricted stock unit plan that provides for restricted stock unit grants for officers, outside directors, key employees, consultants and individuals to whom offers of employment have been made. The grants of restricted stock units generally are made to executive officers and normally vest 25% each year starting on the second anniversary from the date of the grant. As of June 25, 2003, there were grants for 348,242 unvested restricted stock units outstanding.

     For additional information, see Note 22 to the consolidated financial statements under Item 18 below.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

     For information on the legal obligations of holders of Delhaize Group ordinary shares or ADRs to disclose share holdings, see the information set forth under the heading “Ownership Reporting” under Item 10 of this report.

     With the exception of The Bank of New York, Delhaize Group’s depositary for its American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), no shareholder or group of shareholders declared ownership of more than 3% of the capital of Delhaize Group as of December 31, 2002.

     On June 19, 2003 Sofina S.A. addressed a disclosure statement to Delhaize Group whereby it declared to hold 3.43% of the outstanding shares of Delhaize Group or 3.22% of the total of the outstanding shares of and the subscription rights issued and granted by Delhaize Group.

     As of June 10, 2003, Delhaize Group’s register of holders had one major shareholder having a registered address in the United States. This one major shareholder is the depositary for Delhaize Group’s ADSs. The Bank of New York has informed us that as of June 10, 2003, there were 11,057,656 ADRs outstanding and 22,145 record owners with a registered address in the United States. The Delhaize Group ADRs outstanding as of June 10, 2003 represent approximately 12.0% of the outstanding ordinary shares of Delhaize Group.

     On April 29, 2003, Deutsche Bank AG addressed a disclosure statement to Delhaize Group whereby it declared to hold 3.89% of the total number of the outstanding shares of Delhaize Group corresponding to the sum of 2.29% of the total number of the outstanding shares (excluding subscription rights issued and granted by Delhaize Group) of Delhaize Group that are held in the aggregate by Deutsche Bank AG Frankfurt and its subsidiaries and 1.60% that are lent to various clients in the framework of the trading activity of Deutsche Bank AG Group.

     The information set forth under the heading entitled “Share Ownership of Delhaize Group Management” under Section E of Item 6 above of this document is incorporated herein by reference.

B.  Related Party Transactions

     In March 2002, Delhaize Group purchased for EUR 1.3 million a company named Sojesmi S.A. from a family member of Didier Smits, a director of Delhaize Group. Sojesmi owns a supermarket in Ghent, Belgium.

     In November 2002, Delhaize Group purchased, for EUR 4.6 million, 19.0% of Mega Image, S.A., 19.0% of Super Dolphin, S.A., 22.1% of Mega Dolphin, S.A., 19.0% of ATTM Consulting and Commercial, Ltd. and 19.0% of NP Lion Leasing and Consulting, Ltd. from two executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting, increasing its ownership of Mega Image from 51% to 70%, its ownership of Super Dolphin from 51.0% to 70.0%, its ownership of Mega Dolphin from 59.3% to 81.4%, its ownership of ATTM Consulting and Commercial from 51.0% to 70.0% and its ownership of NP Lion Leasing and Consulting from 51.0% to 70.0%. The remaining 30.0% of Mega Image, 30.0% of Super Dolphin, 18.6% of Mega Dolpin, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting is still owned by the two executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting.

     On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either Delhaize Group ADRs or ordinary shares. As a result of the share exchange, Delhaize America became a wholly-owned subsidiary of Delhaize Group. The Delhaize Group share exchange was unanimously approved by the Board of Directors of Delhaize Group and the Board of Directors of Delhaize America, unanimously recommended to the Delhaize America Board of Directors by a four-person special committee of independent directors of Delhaize America, and approved by our shareholders and the shareholders of Delhaize America.

     Delhaize Group has a 60% ownership interest in Super Discount Markets, a U.S. supermarket company located in the Atlanta market that filed for bankruptcy on November 11, 2001. Prior to such date, Delhaize Group, after a strategic review of its operations, had decided to sell the nine Save-a-Lot discount stores and close the 19 Cub Foods supermarkets of Super Discount Markets. Delhaize Group determined that an investment necessary to make Super Discount Markets successful in the highly competitive Atlanta market could not be justified. At the end of 2001, Super Discount Markets did not operate any stores. Super Discount Markets had an agreement with SuperValu Inc., its other shareholder, which required Super Discount Markets to purchase a minimum amount of its general store inventory on an annual basis from SuperValu Inc. through February 2005. Inventory purchases under the supply agreement with SuperValu Inc. were approximately EUR 114.5 million, EUR 152.8 million and EUR 133.9 million in 2001, 2000 and 1999, respectively. Additionally, Super Discount Markets also paid franchise fees to Super Valu Inc. These fees were approximately EUR 0.1 million, EUR 0.4 million and EUR 0.4 million in 2001, 2000 and 1999, respectively.

     During 2001, Delhaize Group increased its ownership interests in several of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid approximately EUR 0.7 million for these acquisitions.

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Financial Statements and Other Financial Information

     Delhaize Group’s consolidated financial statements are included in this annual report under Item 18. The Company’s consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in Belgium and the United States. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 22 to the consolidated financial statements included under Item 18 below.

B.  Significant Changes

     In January 2003, Delhaize America announced plans to close 42 of its stores. These under performing Food Lion and Kash n’ Karry stores were closed in the first quarter of 2003. Food Lion is implementing additional cost saving initiatives by streamlining and optimizing the functioning of its support and management structure. Management expects the 42 store closings and additional cost savings initiatives will have a positive effect in the ongoing operational results of Delhaize America and recorded one-time pre-tax charges of USD 35.0 million (approximately EUR 32.7 million) in the first quarter of 2003.

     In May 2003, a Dutch subsidiary of Delhaize Group, Delhaize Finance, issued bonds having an aggregate principal amount of EUR 100 million for net proceeds of approximately EUR 98.8 million (the “2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. Simultaneously, Delhaize Finance entered into interest rate swap agreements with various commercial banks. These agreements involve the exchange of fixed rate payments for variable rate payment without the exchange of the underlying principal amounts. Variable rates for these agreements are based on three-month EURIBOR and are reset on a quarterly basis. Maturity dates of the interest rate swap agreements match those of the 2003 Eurobonds.

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

ITEM 9.   THE OFFER AND LISTING

A.  Stock Price Information

     The trading market for Delhaize Group ordinary shares is Euronext Brussels in Belgium. Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of 20 of the largest Belgian publicly traded companies, the pan-European Dow Jones Stoxx Euro and the Euronext 100 index.

     In 2002, 69.3 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 2.6 billion. This represented approximately 70.4% of the average Delhaize Group market capitalization of EUR 3.6 billion in 2002. The highest share price was EUR 61.1, the lowest share price was EUR 15.00. The average daily trading volume was EUR 10.1 million, or an average daily volume of approximately 271,592 shares.

     In 2001, 51.9 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 3.2 billion. This represented approximately 66% of the average Delhaize Group market capitalization of EUR 4.9 billion in 2001. The highest share price was EUR 72.00, the lowest share price was EUR 48.72. The average daily trading volume was EUR 12.6 million, or an average daily volume of approximately 205,037 shares.

     As of June 10, 2003, Delhaize Group had a market capitalization of approximately EUR 2.5 billion.

     The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. Delhaize Group ordinary shares trade on the Euronext Brussels under the symbol “DELB.” On June 10, 2003, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 27.40. Delhaize Group’s ADRs are listed on the New York Stock Exchange under the symbol “DEG.” On June 10, 2003, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 32.15.

	Delhaize Group		Delhaize Group
	Ordinary Shares		ADRs

Year/Quarter/Month	High	Low	High	Low

	(Amounts in EUR)		(Amounts in USD)
1998
First Quarter*	63.21	47.35	—	—
Second Quarter*	67.18	58.87	—	—
Third Quarter*	83.79	64.58	—	—
Fourth Quarter*	78.09	51.69	—	—
1999
First Quarter	91.00	72.10	—	—
Second Quarter	86.45	79.20	—	—
Third Quarter	86.20	73.00	—	—
Fourth Quarter	76.85	65.70	—	—
2000
First Quarter	73.75	49.50	—	—
Second Quarter	72.00	53.90	—	—
Third Quarter	68.90	51.70	—	—
Fourth Quarter	55.70	48.25	—	—
2001
First Quarter	63.80	48.72	—	—
Second Quarter**	72.00	56.00	61.40	50.55
Third Quarter	70.40	54.75	60.77	50.15
Fourth Quarter	66.70	54.50	59.80	49.40

	Delhaize Group		Delhaize Group
	Ordinary Shares		ADRs

Year/Quarter/Month	High	Low	High	Low

	(Amounts in EUR)		(Amounts in USD)
2002
First Quarter	61.10	49.41	54.50	42.80
Second Quarter**	57.05	42.50	52.00	44.00
Third Quarter	48.50	16.30	47.60	16.00
Fourth Quarter	20.89	15.00	20.10	14.90
2003
January	18.75	15.50	19.49	16.77
February	16.94	13.54	17.70	14.50
March	18.00	11.90	18.76	13.20
April	18.95	16.46	20.99	18.08
May	28.80	18.80	33.21	20.80
June (through June 10)	28.04	26.06	32.75	30.45

*	Beginning January 4, 1999, the closing price for Delhaize Group ordinary shares was quoted in euros. Prior to that date, the closing price for Delhaize Group ordinary shares was quoted in Belgian francs. As part of the introduction of the euro throughout the EMU, the exchange rates between the legacy currencies and the euro were fixed on January 1, 1999. The historic closing prices for Delhaize Group ordinary shares for periods prior to January 4, 1999 that were reported on the applicable exchange in Belgian francs have been translated solely for convenience into euros using the fixed conversion rate of EUR 1 = BEF 40.3399.

**	Delhaize Group ADRs began trading on the New York Stock Exchange on April 26, 2001.

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

C.  Custody, Clearing and Settlement of Delhaize Group Ordinary Shares

     Delhaize Group ordinary shares underlying the Delhaize Group ADRs are available only in bearer form and they initially will be represented by a single global certificate in bearer form deposited with CIK, for safekeeping.

     CIK is the Belgian national central securities depositary which, as discussed above, merged in July 1999 with the Brussels Stock Exchange and Belfox. CIK holds securities in custody for its participants to facilitate the settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. CIK participants include banks, securities brokers and dealers and other financial institutions. Non-participants of CIK may hold and transfer book-entry interests in Delhaize Group ordinary shares through accounts with a direct participant of CIK or any other securities intermediary that holds a book-entry interest in Delhaize Group ordinary shares through one or more securities intermediaries standing between such other securities intermediary and CIK. It is anticipated that during the next three years, Euroclear Bank, the Brussels based settlement service provider, will progressively consolidate with CIK and the Dutch entity, Necigef, so that Euroclear Group will provide an integrated settlement system for all trades executed on Euronext.

     Since February 1, 2001, all trades in cash, derivatives and other products executed on Euronext markets are cleared and netted through Clearnet, the French clearinghouse which is currently a wholly-owned subsidiary of Euronext Paris.

ITEM 10. ADDITIONAL INFORMATION

A.     Description Of Delhaize Group Ordinary Shares

     As of June 10, 2003, Delhaize Group’s corporate capital was EUR 46,196,352. The issuance premium on the Delhaize Group capital was EUR 2,264,224,572. This corporate capital was represented by 92,392,704 Delhaize Group ordinary shares, without nominal value each having a par value of EUR 0.50. At an extraordinary general meeting held on May 23, 2002, Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to increase the corporate capital by 100%. This authorization will expire in June 2007, but may be renewed.

     Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. When Delhaize Group in a given fiscal year realizes sufficient earnings (taking into account any carried-forward profits), Delhaize Group shareholders may authorize a dividend distribution to shareholders. In the event of a liquidation, dissolution, or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of Delhaize Group’s assets remaining available for distribution to the holders of Delhaize Group ordinary shares.

     Under Belgian law, the holders of Delhaize Group ordinary shares are required to approve, and are entitled to preferential subscription rights to subscribe to a pro rata portion of, future capital increases of Delhaize Group, subject to certain limitations.

B.     Summary of Provisions of the Articles of Association and Other Matters

     General Meetings of Shareholders. Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder has deposited the Delhaize Group ordinary bearer shares under which voting rights will be exercised with Delhaize Group’s registered office, or such other place as is specified in the notice for the meeting, at least four Belgian business days prior to the applicable meeting. Each share is entitled to one vote. A shareholder’s right to vote all Delhaize Group ordinary shares it holds may be limited if the shareholder fails to comply with the ownership reporting requirements under Belgian law and the Articles of Association as described below.

     Under the Articles of Association, the annual general meeting of Delhaize Group’s shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a holiday, the Articles of Association provide that the meeting takes place either the preceding or the following business day. Extraordinary general meetings of the shareholders may be called by the Board of Directors or by the statutory auditor. The Board of Directors or the statutory auditor is required to call an extraordinary general meeting upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

     Under Belgian law, shareholders have sole authority with respect to the following matters:

-	the approval of annual accounts;

-	the election and removal of directors and statutory auditors;

-	granting a discharge of liability to the directors and statutory auditors;

-	the determination of the fee of the statutory auditors;

-	the bringing of a suit against the directors on behalf of the Company;

-	an increase or decrease in the share capital, except to the extent the shareholders have previously authorized the Board of Directors to increase the capital; and

-	and any other amendment to the Articles of Association.

     Belgian law does not require a quorum for the annual general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting. Resolutions to amend any provision of the Articles of Association, including any amendment which would create an additional class of capital stock, require a quorum of 50% of the issued capital (provided that if the 50% quorum is not reached, the Board may call a second meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shareholders present or represented and voting at the meeting, or 80% of such shareholders if the amendment would change Delhaize Group’s corporate object or authorize the Board of Directors to repurchase Delhaize Group ordinary shares.

     Under Belgian law, Delhaize Group is required to publish a notice for each meeting of the shareholders in the Belgian Official Gazette at least fifteen days prior to a meeting or, if a second meeting will have to be held with the same agenda, this notice may be published at least eight days prior to the first meeting provided that such notice indicates the date of the second meeting. Delhaize Group is also required to publish two notices in Belgian newspapers for each meeting of the shareholders; the first of these notices must be published at least eight days before the second notice is published and the latter must be published at least fifteen days prior to the meeting of the shareholders. However, if a second meeting has to be held with the same agenda, the second notice to be published in the Belgian newspapers may be released at the latest eight days before the first meeting provided that the first notice published in the Belgian newspapers indicates the date of the second meeting of the shareholders. In addition, a copy of the notice must be sent to each holder of Delhaize Group ordinary shares in registered form at least fifteen days prior to the meeting. Each notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of the shareholders is limited to the purposes stated in the notice of the meeting. Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting. For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts-Voting Rights” in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. Delhaize Group has agreed in the deposit agreement to give notice of a proposed shareholders’ meeting to the depositary on or before the first date Delhaize Group gives or publishes notice of the meeting to the holders of Delhaize Group ordinary shares.

     Neither Belgian law nor the Articles of Association limit the rights of non-resident or foreign investors to hold or vote the Delhaize Group ordinary shares or, subject to tax laws, to receive dividends paid on the Delhaize Group ordinary shares.

     Election and Tenure of Directors. Directors are elected by majority vote at a general meeting of shareholders for a term of up to six years. As of January 1, 1999, the term of director appointments was set at three years. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

     Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of Delhaize Group’s fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, the Board of Directors is to provide the annual accounts, along with the referenced report, to Delhaize Group’s statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of Delhaize Group’s shareholders. Fifteen days before the date of Delhaize Group’s annual general meeting, the shareholders are entitled to review, at Delhaize Group’s registered office, a copy of the annual accounts as prepared by the Board of Directors, and the reports drawn up by the Board of Directors and by Delhaize Group’s statutory auditor. In addition, Delhaize Group is required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, Delhaize Group will furnish to its shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by the shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of the Board of Directors and the statutory auditor. This discharge of liability is valid only when the financial statements submitted by the Board of Directors contain no omissions of necessary information or misstatements as to the true condition of the Company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association, is valid only if such actions have been mentioned in the notice of the annual general meeting of shareholders.

     Dividends. Under Belgian law, Delhaize Group is required to set aside at least 5% of its net profits during each fiscal year and contribute such sum to Delhaize Group’s statutory reserve until such reserve has reached an amount equal to one-tenth of Delhaize Group’s capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group’s net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of Delhaize Group’s accounts, the shareholders may decide to make a distribution of Delhaize Group’s net profits to all shareholders out of available reserves.

     Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of Delhaize Group ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

     Ownership Reporting. Under Belgian law, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate, or group, each of which shall be deemed a “person” for such purposes, who after- acquiring directly or indirectly the beneficial ownership of any Delhaize Group ordinary shares and other securities giving the right to acquire additional Delhaize Group ordinary shares (either directly or by virtue of the ownership of Delhaize Group ADRs), is directly or indirectly the beneficial owner of 5%, 10%, 15% (or any other multiple of 5%) of the total voting rights of Delhaize Group, or such lesser percentage as may be required to be disclosed from time to time under any law, regulation, or the Articles of Association, and every subsequent acquisition or disposition which causes such beneficial owner’s or person’s total voting rights to increase or decrease past any such threshold percentage, shall, within two Belgian business days after becoming so beneficially interested, send to Delhaize Group and to the Belgian Banking and Finance Commission, the information set forth in the March 2, 1989 Act or in the Royal Decree implementing this Act.

     Under the Articles of Association as amended since May 23, 2002 any person or legal entity, which owns or acquires securities of the Company granting voting right, whether representing the share capital or not, must disclose to the Company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three percent (3%) or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

     Such person or legal entity must also do so in the event of a transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to 5%, 10%, and so on by blocks of 5% of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

     Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns 3% at least of the voting rights of the Company must disclose such acquisition or transfer to the Company and to the Banking and Finance Commission in compliance with legal provisions in force.

     Disclosure statements relating to the acquisition or transfer of securities, which are made in compliance with this requirement, must be addressed to the Banking and Finance Commission and to the Board of Directors of the Company at the latest the second business day after the occurrence of the triggering event. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Banking and Finance Commission within the same period of time. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.

     In order for a beneficial owner to be eligible to exercise voting rights with respect to all Delhaize Group ordinary shares held by a beneficial owner exceeding such thresholds, such beneficial owner must have (a) complied in a timely manner with these disclosure requirements and (b) provided the required disclosure materials at least 20 days prior to the date of the shareholders’ meeting with respect to such Delhaize Group ordinary shares. A beneficial owner may not exercise voting rights in respect of a number of Delhaize Group ordinary shares greater than the number disclosed at least 20 days prior to the date of the applicable shareholders’ meeting. This restriction would not apply to ordinary shares below the initial 3% threshold or to Delhaize Group ordinary shares between two consecutive thresholds as long as the beneficial owner has reported Delhaize Group ordinary shares at least equal to the lower of the two thresholds. Any person failing to so timely report beneficial ownership of Delhaize Group ordinary shares may forfeit all or part of the rights attributable to such Delhaize Group ordinary shares, including, but not limited to, voting rights or rights to distributions of cash or share dividends or may even be ordered by the President of the Commercial Court to sell the shares concerned to a non-related party.

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

     Preferential Subscription Rights. Under Belgian law, shareholders of Delhaize Group have preferential subscription rights, in proportion to the number of Delhaize Group ordinary shares held by them, with respect to issuances of new Delhaize Group ordinary shares by Delhaize Group in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by the Board of Directors provided that it has been authorized to do so by the shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 23, 2002, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to EUR 46,196,352. Such permission may be renewed through a vote at a general meeting of shareholders.

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

     On May 23, 2002, the extraordinary shareholders meeting authorized the Board of Directors to acquire and transfer the Company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the Company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette. The above-mentioned authorizations also relate to acquisitions and transfers of shares of the Company by direct subsidiaries of the Company and are renewable in compliance with legal provisions in force.

     In addition, on May 22, 2003, the extraordinary shareholders meeting authorized the Board of Directors to acquire company’s shares up to a maximum amount of ten per cent of the aggregate number of outstanding shares, at a minimum unit price of one euro (EUR 1) and a maximum unit price of one hundred and fifty euros (EUR 150), for a duration of eighteen months as from the date of the extraordinary general meeting of May 22, 2003. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

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

C.     Material Contracts

     On November 16, 2000, Delhaize Group and Delhaize America entered into an agreement and plan of share exchange. Pursuant to the terms of the share exchange agreement, at the closing on April 25, 2001, Delhaize Group acquired all of the outstanding shares of Delhaize America that it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs, which are listed on the New York Stock Exchange, or ordinary shares, which are listed on Euronext Brussels. At the closing of the share exchange, 40,181,529 Delhaize Group ordinary shares were issued. For further description of the material terms of the share exchange agreement, see the information under the heading “Terms of the Share Exchange Agreement” in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. The full text of the share exchange agreement is available as Annex A to our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001.

     In connection with the share exchange transaction and as contemplated by the share exchange agreement, on April 26, 2001, Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs entered into a deposit agreement. Under the terms of the deposit agreement, Delhaize Group ADRs evidencing Delhaize Group ADSs are issuable by The Bank of New York on behalf of Delhaize Group. The Bank of New York, as depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents ownership interests in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share deposited by Delhaize Group. For further description of the material terms of the deposit agreement, see the information under the heading “Description of Delhaize Group American Depositary Receipts” in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. The full text of the deposit agreement is available as an exhibit to our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001.

     On April 19, 2001, Delhaize America refinanced its USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031. In connection with the issuance of the notes and debentures, Delhaize America entered into an indenture, dated as of April 15, 2001, among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee, as amended by a First Supplemental Indenture, dated as of April 19, 2001, among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee, as further amended by a Second Supplemental Indenture, dated as of September 6, 2001, among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as trustee and as further amended by a Third Supplemental Indenture, dated as of November 15, 2001, among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as trustee. For further description of the refinancing and related agreements, as well as certain other financing arrangements of Delhaize Group, see Sections C and E under Item 5 above.

D.     Exchange Controls

     See Sections C and D under Item 11 below.

E.     Taxation

     The following is a description of the United States and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as “capital assets” within the meaning of section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in the light of their particular circumstances such as:

•	persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of Delhaize Group;

•	persons who are residents of Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base;

•	persons who acquired their Delhaize Group ADRs or ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation; or

•	U.S. Holders who are subject to special treatment under United States federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting and U.S. Holders that hold Delhaize Group ADRs or ordinary shares as a part of a hedge, straddle, constructive sale or conversion transaction.

     The following discussion does not address the effect of applicable United States state or local tax laws or of United States federal tax laws other than those related to the income tax. Tax matters are complicated. Each U.S. Holder is urged to consult such person’s tax advisor regarding the tax consequences of owning and disposing of Delhaize Group ADRs and/or ordinary shares in light of such U.S. Holder’s particular circumstances, including the application of any state, local or foreign tax law.

     This summary is based on the U.S. Internal Revenue Code, U.S. Treasury Regulations, the Belgium Income Tax Code, the Belgium Code of Taxes assimilated to Stamp Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “Belgium – United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document.

Certain United States Tax Consequences of Ownership of Delhaize Group ADRs or Ordinary Shares

     Ownership of ADRs. For United States federal income tax purposes, U.S. Holders of Delhaize Group ADRs will be treated as the owners of the Delhaize Group ordinary shares underlying the ADRs.

     A “U.S. Holder” means a holder of Delhaize Group ADRs or ordinary shares that is:

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

     Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, excluding distributions of Delhaize Group ordinary shares, if any, distributed pro rata to all shareholders of Delhaize Group, and holders of Delhaize Group ADRs, but including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of Delhaize Group ADRs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current and accumulated earnings and profits, as determined under United States federal income tax principles, of Delhaize Group. Dividends paid to a noncorporate U.S. holder after December 31, 2002 and before January 1, 2009 that constitute “qualified dividend income” will be taxable at a maximum tax rate of 15%. Dividends that do not constitute qualified dividend income, and dividends paid to corporate U.S. holders, will be taxed at ordinary income rates. Dividends paid with respect to the ordinary shares or ADRs to a U.S. holder will constitute qualified dividend income only if (1) the U.S. holder holds the ordinary shares or ADRs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date (for this purpose, a U.S. holders’s holding period will be reduced under the rules of Internal Revenue Code Section 246(c) for periods in which such U.S. holders’s risk of loss with respect to the ordinary shares or ADRs is diminished); (2) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (3) either (a) the dividend is paid with respect to a share of stock (or an ADR) that is readily tradable on an established securities market in the United States or (b) Delhaize Group is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for the purposes of these rules and which contains an exchange of information provision. If Delhaize Group were a “passive foreign investment company” or a “foreign personal holding company” (each as defined below) for any year, dividends paid on ordinary shares in such year or in the following year would not constitute qualified dividend income. In addition, a non-corporate U.S. holder will be able to take a dividend that is eligible for 15% maximum tax rate discussed above in determining its deductible investment interest (which generally is limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Dividends with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, and thereafter as capital gain.

     Subject to certain limitations, Belgian tax withheld from dividends at the applicable treaty rate will be eligible for credit against a U.S. Holder’s federal income taxes or, at the election of the holder, may be deducted in computing taxable income. Under the Internal Revenue Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Delhaize Group generally will be “passive” income or, in the case of certain holders, “financial services” income. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the 15% maximum tax rate described above. Foreign tax credits will not be allowed for withholding taxes imposed with respect to certain short-term or hedged positions or with respect to certain arrangements in which a U.S. Holder’s expected economic profit, after foreign taxes, is insubstantial.

     If dividends are paid in euros, the amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot exchange rate between euros and U.S. dollars on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary gain or loss. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of Belgian withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

     Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be. Any gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, were held for more than one year. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for United States foreign tax credit purposes.

     Passive Foreign Investment Company. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and Delhaize Group ADRs if Delhaize Group (or any corporate subsidiary of Delhaize Group) is characterized as a passive foreign investment company (“PFIC”). In particular, if Delhaize Group (or any corporate subsidiary) is a PFIC in any taxable year, U.S. Holders may be subject to a special tax regime (a) with respect to gains realized on the sale or other disposition of Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, and (b) with respect to distributions on Delhaize Group ordinary shares or Delhaize Group ADRs, as the case may be, held for more than one taxable year to the extent those distributions constitute “excess distributions.” In general, Delhaize Group (or any corporate subsidiary of Delhaize Group) will be characterized as a PFIC during a taxable year if (a) 75% or more of its income is “passive” for purposes of the PFIC rules, or (b) 50% or more of its assets produce or are held for the production of “passive” income. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future a PFIC. However, Delhaize Group can provide no assurance as to such conclusion.

     Foreign Personal Holding Company. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and Delhaize Group ADRs if Delhaize Group (or any corporate subsidiary of Delhaize Group) is characterized as a foreign personal holding company (“FPHC”). In particular, if Delhaize Group (or any corporate subsidiary) is an FPHC in respect of any taxable year, U.S. Holders may be subject to current tax on their (direct or indirect) pro rata share of the income of the FPHC.

      In general, Delhaize Group (or any corporate subsidiary of Delhaize Group) will constitute an FPHC during a taxable year if (a) a specified percentage of its income is “passive” for purposes of the FPHC rules, and (b) at any time during the taxable year five or fewer individuals who are United States citizens or residents own (directly, indirectly or constructively) more than 50 percent of the voting power or value of Delhaize Group’s ordinary shares. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future an FPHC. However, Delhaize Group can provide no assurance as to such conclusion.

     United States Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ADRs, or the proceeds of sale of Delhaize Group ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s United States federal income tax liability.

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

     Generally, dividends distributed by a Belgian resident company are under Belgian domestic law subject to a 25% withholding tax. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on Euronext Brussels are, in principle, exempted from the 10% Belgian withholding tax provided (i) the transaction was carried out on Euronext or another similar stock market and (ii) no redemption offer was publicly made. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies as from January 1, 1994 (a) pursuant to a public issuance in Belgium and in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance, either registered with the issuing company or given in open custody to a bank, to a public credit institution, to a stock broker or to savings bank submitted to the supervision of the Belgian Banking and Finance Commission. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares, did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

     Under the Belgium-United States tax treaty, the Belgian withholding tax shall be reduced to 15% of the gross amount of the dividends if the U.S. Holder, resident of the United States for purposes of the treaty, is the beneficial owner of the Delhaize Group ADRs and is entitled to the benefits of the treaty under the limitation of benefits article included in the treaty.

      Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etrangers, Place J. Jacobs 10, 1000 Brussels, Belgium. As a general rule, the reduced treaty rate can also be obtained at source. To this end, a U.S. Holder should file, within 10 days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment of dividends, and as to the procedural requirements for obtaining the reduced withholding rate at source or for making claims for reimbursement.

     Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain United States organizations that are not engaged in any activity of a lucrative nature and are exempted from income tax in the United States, are exempted from withholding tax.

     Disposition. According to the Belgium-United States tax treaty, capital gains derived by a U.S. Holder from the sale, exchange or other disposition of ADRs are exempt from Belgian tax. If the recipient of the gain, being an individual of the United States, is present in Belgium for a period or periods aggregating 183 days or more in the taxable year, the capital gains will fall within the scope of application of Belgian domestic tax law. Under Belgian domestic tax law, capital gains realized by a non-resident are subject to a 33% tax (to be increased by a state surcharge of 6% of the tax due) if the Belgian tax administration demonstrates that the capital gain is the result of speculation as defined by Belgian case law or if the gain is otherwise realized outside the scope of the normal management of one’s own private estate and if the purchase price for the shares is paid in Belgium.

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

     Belgian Tax on Stock Market Transactions. The tax on stock market transactions (taxe sur les opérations de bourse, or “TOB”) is not due from non-Belgian resident investors acting for their own account if they provide a certificate evidencing their non-resident status.

     The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.17% (but limited to approximately EUR 250 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company. The subscription of newly issued shares in a Belgian company pursuant to a public issue is subject to this tax in the amount of 0.35% (but limited to EUR 250 per order).

     The tax amounts to 0.07% in case of a purchase or sale of certificates (or other securities) representing shares if these certificates are issued by a Belgian entity or person. The Minister of Finance also permits certificates issued by foreign entities having a Belgian permanent establishment to qualify for the reduced rate. The tax is limited to approximately EUR 250 per transaction and per party on the purchase and on the sale in Belgium of the qualifying certificates. The subscription of qualifying, newly issued certificates pursuant to a public issue is subject to this tax in the amount of 0.14% (but limited to approximately EUR 250 per order).

     The following persons do not need to pay the TOB:

•	professional intermediaries referred to in Article 2 of the Law of April 6, 1995 acting for their own account;

•	insurance companies referred to in Article 2, §1 of the Law of July 9, 1975 acting for their own account;

•	pension funds referred to in Article 2, §3 6 ° of the Law of July 9, 1975 acting for their own account;

•	collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

•	non-residents, acting for their own account, upon delivery of a certificate of non-residence.

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

F.     Documents on Display

     Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association will be available for review upon request at the corporate office of Delhaize Group located at rue Osseghem 53, B-1080 Brussels, Belgium (tel. +32-2-41-2111). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC’s website.

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

     See the information under the headings entitled “Risk Factors” and “Exchange Rates” under Item 3 above.

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

D.     Ownership of Delhaize Group Shares

     Under Belgian law, if an individual or a company intends to acquire the joint or exclusive control of Delhaize Group through one or more transactions relating to the Delhaize Group shares, the acquirer must notify the Belgian Banking and Finance Commission of the contemplated transaction at least five business days prior to such acquisition. If the contemplated share transfer includes a control premium, the acquiror must offer to all other shareholders of Delhaize Group the opportunity to sell their shares at the highest price offered by the acquiror for shares during the 12 months preceding the acquisition of control of Delhaize Group. The acquiror must give the other shareholders this opportunity within 30 days after its acquisition of control either:

     (1)  in the form of a public takeover bid; or

     (2)  under an undertaking to support the stock price of the acquired company on the relevant stock exchange.

     Public takeover bids are subject to the supervision of the Belgian Banking and Finance Commission. Prior to making a bid, a bidder must issue a prospectus which must be approved by the Belgian Banking and Finance Commission. If the Belgian Banking and Finance Commission determines that a takeover bid is contrary to the interests of the shareholders of Delhaize Group, it may suspend the takeover bid for a maximum of 72 hours and request the President of the Commercial Court in the district of the Belgian company’s registered office (Brussels in the case of Delhaize Group) to prohibit the bid and suspend the exercise of the rights attached to any Delhaize Group shares that were acquired in connection with the bid. Public takeover bids must be made for all the outstanding securities.

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

     A business’ concentration through a public takeover bid which does not fall into the scope of the European competition regulation must however be approved by the Belgian Competition Authorities if:

     (1)  the combined revenues in Belgium of both the bidder and the target to be acquired exceed EUR 40,000,000; and

     (2)  the revenues in Belgium of at least two of the businesses concerned exceed EUR 15,000,000.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of Delhaize Group’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

     [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable. See Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2002 AND 2001 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2002.

ITEM 19. EXHIBITS

Exhibit
No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November , 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash ‘n Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Generale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit
No.	Description

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Generale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 22, 2003 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents

8.1	Subsidiaries of Delhaize Group (as of December 31, 2002)

11.1	Consent of Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL

11.2	Delhaize Group Annual Report to Shareholders for 2002

11.3	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

11.4	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2003

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

By:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers President and Chief Executive Officer

CERTIFICATION

I, Pierre-Olivier Beckers, certify that:

1.     I have reviewed this annual report on Form 20-F of Delhaize Group;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers Chief Executive Officer

CERTIFICATION

I, Craig Owens, certify that:

1.     I have reviewed this annual report on Form 20-F of Delhaize Group;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Craig Owens
Craig Owens Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize):

     We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and subsidiaries (“Delhaize Group”) at December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002 (expressed in euros). These consolidated financial statements are the responsibility of the management of Delhaize Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Belgium.

     Accounting principles generally accepted in Belgium vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders’ equity at December 31, 2002 and 2001, to the extent summarized in Note 22 to the consolidated financial statements.

     Our audits also comprehended the translation of euros into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE
REVISEURS D’ENTREPRISES SC sfd SCRL

Represented By:

James Fulton

Brussels, Belgium
March 13, 2003

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2002
	USD	2002	2001	2000
	(Note 1)	EUR	EUR	EUR

	(All amounts are expressed in thousands, except per share amounts)
REVENUE
Sales	24,176,506	20,688,436	21,395,945	18,168,166
Other operating income	460,601	394,148	524,078	408,563

Total Revenue	24,637,107	21,082,584	21,920,023	18,576,729
OPERATING COSTS
Cost of goods sold	17,906,773	15,323,270	15,968,370	13,695,993
Selling, administrative, and other operating expenses	1,770,251	1,514,848	1,527,946	1,307,643
Salaries, social security and pensions	3,169,587	2,712,294	2,783,011	2,328,085
Depreciation and amortization	847,214	724,982	719,393	505,495

Total Operating Costs	23,693,825	20,275,394	20,998,720	17,837,216

OPERATING INCOME	943,282	807,190	921,303	739,513
FINANCIAL INCOME	48,406	41,422	15,242	15,060
FINANCIAL EXPENSES
Interest expense and similar charges	501,484	429,132	445,295	282,132
Valuation allowance for treasury shares	14,777	12,645	1,514	—
Other financial expenses	63,934	54,710	32,695	29,152

Total Financial Expenses	580,195	496,487	479,504	311,284

INCOME BEFORE TAXATION AND EXCEPTIONAL ITEMS	411,493	352,125	457,041	443,289
EXCEPTIONAL INCOME
Gain on disposal of fixed assets	16,053	13,737	8,401	37,961
Other exceptional income	764	654	2,978	1,000

Total Exceptional Income	16,817	14,391	11,379	38,961
EXCEPTIONAL EXPENSES
Loss on disposal of fixed assets	13,365	11,437	12,558	2,636
Other exceptional expenses	18,328	15,684	95,271	77,624

Total Exceptional Expenses	31,693	27,121	107,829	80,260

INCOME BEFORE TAXATION	396,617	339,395	360,591	401,990
TAXATION
Deferred taxes	39,115	33,472	68,436	41,784
Current taxes	147,338	126,081	123,397	103,944

Total Taxation	186,453	159,553	191,833	145,728

INCOME AFTER TAXATION AND BEFORE MINORITY INTERESTS AND INVESTEES UNDER THE EQUITY METHOD	210,164	179,842	168,758	256,262
SHARE IN PROFIT/(LOSS) OF COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD	50	43	—	(80)
MINORITY INTERESTS	1,844	1,578	19,338	95,495

NET INCOME	208,370	178,307	149,420	160,687

WEIGHTED AVERAGE SHARES OUTSTANDING	92,068	92,068	79,494	52,023

EARNINGS PER SHARE	2.26	1.94	1.88	3.09

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002
	USD	2002	2001
	(Note 1)	EUR	EUR

	(All amounts are expressed in thousands)
LONG-TERM ASSETS
Debt issuance costs, net	20,306	17,376	24,599
Intangible assets, net	1,310,248	1,121,212	1,413,279
Goodwill arising on consolidation, net	3,696,436	3,163,132	3,445,945
Tangible fixed assets, net	4,374,448	3,743,324	4,216,878
Long-term investments and receivables	41,564	35,567	34,415

Total Long-term Assets	9,443,002	8,080,611	9,135,116
OTHER ASSETS
Deferred taxes	11,454	9,802	15,082
Inventories, net	1,995,587	1,707,673	1,861,741
Receivables, net	577,316	494,024	528,679
Treasury shares	6,944	5,942	17,445
Short-term investments	117,479	100,530	27,694
Cash	370,692	317,210	364,160
Prepayments and other	145,304	124,340	135,899

Total Other Assets	3,224,776	2,759,521	2,950,700

TOTAL ASSETS	12,667,778	10,840,132	12,085,816

SHAREHOLDERS’ EQUITY
Capital shares	53,985	46,196	46,196
Additional paid-in capital	2,645,973	2,264,225	2,264,225
Revaluation reserves	17,668	15,119	17,788
Retained earnings	1,492,682	1,277,325	1,178,174
Cumulative translation adjustment and other	(86,621)	(74,124)	209,654

Total Shareholders’ Equity	4,123,687	3,528,741	3,716,037
MINORITY INTERESTS	40,099	34,314	35,594
PROVISIONS FOR LIABILITIES AND DEFERRED TAXATION
Pension liabilities	52,743	45,133	25,898
Accrued liabilities	326,905	279,741	342,116
Deferred taxes	637,977	545,933	625,297

Total Provisions for Liabilities and Deferred Taxation	1,017,625	870,807	993,311
LONG-TERM DEBT
Long-term borrowings	3,650,652	3,123,953	3,761,136
Capitalized lease commitments	778,929	666,549	768,739
Other	18,848	16,129	16,277

Total Long-term Debt	4,448,429	3,806,631	4,546,152
SHORT-TERM OBLIGATIONS
Current portion of long-term debt	69,695	59,640	66,543
Short-term borrowings	543,871	465,404	571,298
Accounts payable and other liabilities	1,938,878	1,659,146	1,669,182
Accrued income taxes	88,137	75,421	74,935
Accrued salaries and benefits	301,642	258,122	278,235
Dividends and directors remuneration payable	95,715	81,906	134,529

Total Short-term Obligations	3,037,938	2,599,639	2,794,722
TOTAL LIABILITIES	8,503,992	7,277,077	8,334,185

TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND LIABILITIES	12,667,778	10,840,132	12,085,816

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Cumulative
	Number of		Additional			Translation	Total
	Shares		Paid-In	Revaluation	Retained	Adjustment	Shareholders’
	Outstanding	Capital	Capital	Reserves	Earnings	and Other	Equity

	(All amounts are expressed in thousands of EUR, except number of outstanding shares)
Balances at January 1, 2000	52,016,925	25,166	25,579	16,613	935,184	83,023	1,085,565
Capital increases	14,800	7	653	—	—	—	660
Dividends and directors remuneration	—	—	—	—	(125,987)	—	(125,987)
Change in cumulative translation adjustment	—	—	—	—	—	43,252	43,252
Changes in equity due to subsidiary capital transactions. See Note 11 to the consolidated financial statements	—	—	—	—	198,508	—	198,508
Other	—	843	—	1,614	(404)	(47)	2,006
Net income	—	—	—	—	160,687	—	160,687

Balances at December 31, 2000	52,031,725	26,016	26,232	18,227	1,167,988	126,228	1,364,691
Capital increases	40,360,979	20,180	2,237,993				2,258,173
Dividends and directors remuneration	—	—	—	—	(134,529)	—	(134,529)
Change in cumulative translation adjustment	—	—	—	—	—	83,426	83,426
Changes in equity due to subsidiary capital transactions. See Note 11 to the consolidated financial statements	—	—	—	—	(5,144)	—	(5,144)
Other	—	—	—	(439)	439	—	—
Net income	—	—	—	—	149,420	—	149,420

Balances at December 31, 2001	92,392,704	46,196	2,264,225	17,788	1,178,174	209,654	3,716,037
Dividends and directors remuneration	—	—	—	—	(81,906)	—	(81,906)
Change in cumulative translation adjustment	—	—	—	—	—	(283,778)	(283,778)
Other	—	—	—	(2,669)	2,750	—	81
Net income	—	—	—	—	178,307	—	178,307

Balances at December 31, 2002	92,392,704	46,196	2,264,225	15,119	1,277,325	(74,124)	3,528,741

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002
	USD	2002	2001	2000
	(Note 1)	EUR	EUR	EUR

	(All amounts are expressed in thousands)
OPERATING ACTIVITIES
Net income	208,370	178,307	149,420	160,687
Minority interests	1,844	1,578	19,338	95,495
Share in results of companies accounted for under the equity method	(50)	(43)	—	80
Adjustments for:
Depreciation and amortization	864,656	739,908	735,340	512,367
Provisions for losses on accounts receivable and inventory obsolescence	19,228	16,454	4,253	3,330
Stock option expenses	8,842	7,566	—	—
Income taxes	147,338	126,081	123,397	103,944
Interest expense and similar charges	501,484	429,132	445,295	282,132
Investment income	(30,155)	(25,804)	(9,904)	(9,718)
Loss on disposal of fixed assets	13,365	11,437	12,558	2,636
Gain on disposal of fixed assets	(16,053)	(13,737)	(8,401)	(37,961)

	1,718,869	1,470,879	1,471,296	1,112,992
Changes in working capital requirements:
Decrease (increase) in inventories	(110,158)	(94,265)	87,221	88,747
Decrease (increase) in receivables	(9,857)	(8,435)	72,734	(177,209)
Decrease (increase) in prepayments and other	32,299	27,639	32,811	(33,186)
(Decrease) increase in accounts payable and other liabilities	112,533	96,297	(65,998)	(29,136)
(Decrease) increase in accrued income taxes	15,514	13,276	(42,325)	92,945
(Decrease) increase in accrued salaries and benefits	10,341	8,849	(14,302)	(24,177)
Additions to provisions for liabilities and deferred taxation	22,887	19,585	59,268	62,936

Cash generated from operations	1,792,428	1,533,825	1,600,705	1,093,912
Interest paid	(438,594)	(375,316)	(367,662)	(268,979)
Income taxes paid	(142,213)	(121,695)	(24,557)	(154,443)

Net Cash Provided By Operating Activities	1,211,621	1,036,814	1,208,486	670,490
INVESTING ACTIVITIES
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(15,545)	(13,302)	(69,950)	(2,948,965)
Purchase of tangible fixed assets	(741,945)	(634,901)	(553,569)	(544,717)
Purchase of financial assets	(3,610)	(3,089)	(4,488)	(2,216)
Purchase of intangible assets	(10,535)	(9,015)	(12,720)	(1,672)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	—	—	—	70,963
Sale of tangible fixed and intangible assets	41,368	35,400	24,593	94,192
Sale of financial assets	—	—	—	688
Cash loans made	(10,171)	(8,704)	(9,838)	(8,535)
Cash received from the repayment of loans	8,230	7,043	7,736	105
Dividends received	123	105	161	655
Interest received	30,032	25,699	9,743	9,062

Net Cash Used in Investing Activities	(702,053)	(600,764)	(608,332)	(3,330,440)

Cash Flow Before Financing Activities	509,568	436,050	600,154	(2,659,950)

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

	Year Ended December 31,

	2002
	USD	2002	2001	2000
	(Note 1)	EUR	EUR	EUR

	(All amounts are expressed in thousands)
FINANCING ACTIVITIES
Proceeds from the exercise of share warrants	—	—	8,007	660
Borrowings under long-term loans	7,972	6,822	3,075,398	17,150
Direct financing costs	—	—	(31,330)	—
Repayment of long-term loans	(148,491)	(127,067)	(209,275)	(93,258)
Borrowings under short-term loans (> 3 months)	236,835	202,666	473,967	371,799
Repayment of short-term loans (> 3 months)	(218,383)	(186,876)	(502,237)	(557,134)
(Repayments of) additions to short-term loans (< 3 months)	(117,978)	(100,957)	(2,864,167)	2,888,683
Dividends and directors remuneration paid	(157,211)	(134,529)	(125,905)	(65,427)
Dividends paid by subsidiaries to minority interests	(1,513)	(1,295)	(18,448)	(51,779)
Increase in capital of subsidiaries by minority interests	—	—	193	—
Proceeds upon conversion of stock options at a subsidiary	5,667	4,849	8,980	4,858
Purchases of treasury shares	(15,609)	(13,357)	(36,243)	—
Loss on rate-lock related to long-term bond	—	—	(239,027)	—

Net Cash (Used-in) Provided By Financing Activities	(408,711)	(349,744)	(460,087)	2,515,552
EFFECT OF FOREIGN EXCHANGE TRANSLATION DIFFERENCES	(62,282)	(53,296)	9,398	14,458
CHANGE OF THE SCOPE OF CONSOLIDATION	—	—	1,390	—

Net Increase (Decrease) in Cash and Cash Equivalents	38,575	33,010	150,855	(129,940)

Cash and Cash Equivalents — Beginning of the Year	449,596	384,730	233,875	363,815

Cash and Cash Equivalents — End of the Year	488,171	417,740	384,730	233,875

     Cash and cash equivalents included in the statements of cash flows are composed of the following amounts:

	December 31,

	2002
	USD	2002	2001	2000
	(Note 1)	EUR	EUR	EUR

	(All amounts are expressed in thousands)
Cash and short-term investments	488,171	417,740	391,854	273,135
Bank overdrafts payable on demand	—	—	(7,124)	(39,260)

Cash and cash equivalents	488,171	417,740	384,730	233,875

See notes to the consolidated financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

Nature of Operations

     The principal activity of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and subsidiaries (“Delhaize Group”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group’s subsidiary, Delhaize America, Inc. (“Delhaize America”) and its businesses in Belgium and the Grand-Duchy of Luxembourg (collectively, “Delhaize Belgium”). Additional food supermarkets included in Delhaize Group’s sales network, in which Delhaize Group has no direct investment, are operated under affiliate and franchise agreements.

     Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depository Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

Consolidation

     Generally, all companies over which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% are fully consolidated. Companies over which joint control is exercised are proportionately consolidated. Companies whose results are not significant to Delhaize Group and whose activity is fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Unconsolidated companies are stated at historical cost less any provision required to reflect a long-term impairment of value. All significant inter-company accounts and transactions are eliminated in consolidation. See Note 21 to the consolidated financial statements for a list of Delhaize Group’s subsidiaries at December 31, 2002 and 2001.

Fiscal Year

     Delhaize Group’s year ends on December 31. For Delhaize Group’s subsidiary, Delhaize America, the results of its operations covered 52 weeks in Delhaize Group’s years ended December 31, 2002, 2001 and 2000. Super Discount Markets (“SDM”) results of operations included in Delhaize Group’s years ended December 31, 2001 and 2000 covered the period through November 12, 2001, the date SDM filed for bankruptcy, and covered 52 weeks for 2000. The results of operations for the remaining consolidated subsidiaries of Delhaize Group are presented on a calendar year basis.

Accounting Principles

     The financial statements and related notes of Delhaize Group presented herein are prepared on a consolidated basis in conformity with accounting principles generally accepted in Belgium (“Belgian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 22 to the consolidated financial statements.

Comparability of the Consolidated Financial Statements with those included in the Annual Report of Delhaize Group

     The consolidated financial statements and related notes of Delhaize Group presented herein differ in certain respects from the consolidated financial statements and related notes presented in the 2002 Annual Report of Delhaize Group published in accordance with Belgian law. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures that have been provided in order to present these consolidated financial statements in a format more customary to readers of annual reports in the United States of America.

     The translations of the euro (EUR) amounts into United States dollar (USD) amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of EUR 1 = USD 1.1686, the approximate exchange rate on June 10, 2003. Such translations should not be construed as representations that the amounts in EUR could be converted into USD at that or any other rate.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Use of Estimates

     The preparation of Delhaize Group’s consolidated financial statements in conformity with Belgian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation

     In the consolidation, subsidiaries’ balance sheets whose functional currency is not the euro are translated at exchange rates prevailing at the end of the fiscal year; the amounts in the subsidiaries’ income statements denominated in currencies other than the euro are translated at the average daily rate (i.e., the yearly average of the rates each working day of the currencies involved). The resulting exchange rate differences are added or charged directly to shareholders’ equity. Such translations were made at the following rates of exchange:

	United	Greek	Czech	Slovak	Romanian		Thai	Indonesian
	States	Drachma	Crown	Crown	Leu	Singapore	Baht	Rupiah
	Dollar	(x100) (1)	(x100)	(x100)	(x100)	Dollar	(x100)	(x100)

				(EUR per local currency)
Rate at December 31,
2002	0.9536	—	3.1669	2.4095	0.0028	0.5495	2.1964	0.0106
2001	1.1347	—	3.1287	2.3375	0.0036	0.6133	2.5573	0.0108
Average Daily Rate:
2002	1.0575	—	3.2464	2.3423	0.0032	0.5913	2.4560	0.0113
2001	1.1166	—	2.9353	2.3095	0.0038	0.6235	2.5120	0.0110
2000	1.0850	0.2971	2.8099	2.3455	0.0049	0.6293	2.7040	0.0130

     (1)  Effective January 1, 2001, Greece joined the European Monetary Union and thereby adopted the euro.

     Amounts presented in U.S. dollars in the notes to the consolidated financial statements are translated into euros at the exchange rate used to prepare the consolidated financial statements of the year when the transaction discussed occurred. The year-end rate is used for balance sheet items; the average rate is used for income statement and cash-flow statement items.

Earnings Per Share

     Earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, excluding treasury shares.

Statements of Cash Flows

     Delhaize Group considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are classified in Short-term investments. The carrying values of these instruments approximate their fair values.

     The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard No. 7, “Cash Flow Statements.” Net income is adjusted for non-cash items, including provisions on current assets to arrive at gross cash flow.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     Supplemental disclosure of cash flow information is as follows:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed in thousands of EUR)
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store Properties and equipment	56,483	75,174	106,714
Capitalized lease obligations terminated for store Properties and equipment	11,184	15,779	17,625
Share exchange with Delhaize America (see Note 2 to the consolidated financial statements):
Fair value of assets acquired	—	1,216,078	—
Cash paid (net of cash acquired)	—	24,531	—
Capital consideration given	—	2,250,166	—
Minority interest	—	(1,538,052)	—
Liabilities assumed	—	479,433	—
Acquisition of Trofo (see Note 2 to the consolidated financial statements):
Fair value of assets acquired	—	149,320	—
Cash paid (net of cash acquired)	—	45,370	—
Liabilities assumed	—	103,950	—
Acquisition of Hannaford (see Note 2 to the consolidated financial statements):
Fair value of assets acquired	—	—	4,370,292
Cash paid (net of cash acquired)	—	—	2,861,547
Capital consideration given	—	—	714,222
Liabilities assumed	—	—	794,523

Financial Instruments

     Financial Risk Management. Delhaize Group has, as a global market participant, exposure to different kinds of market risk. The major exposures are foreign currency exchange rate and interest rate risks. Delhaize Group does not speculate with derivatives. Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps, currency options and other derivative instruments. Delhaize Group’s policy is to enter into financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. These financial instruments are generally designated as hedges of the underlying exposure. Gains and losses on interest rate and foreign currency agreements are generally accounted for in the same period as the item being hedged. Delhaize Group is subject to risk that the other parties to the agreements may fail to perform or may not fully or adequately perform. However, it does not anticipate such nonperformance as such parties are highly rated major international banks and financial institutions.

     Foreign Exchange Risk. Because a substantial portion of Delhaize Group’s operations are outside the euro-zone, Delhaize Group’s assets, liabilities and operating results are denominated in different currencies, primarily USD. Delhaize Group does not hedge this USD translation exposure but rather manages its USD foreign currency exposure by financing such operations in USD to the extent possible. Delhaize Group’s financial risk management policy for non-USD denominated assets is to match the currency distribution of its borrowings to the denomination of its assets and of its receivables to the denomination of its equity funding and/or its debt funding. As a result, fluctuations in its balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the most significant components of cash flow in Delhaize Group that are influenced by variations in exchange rates.

     Interest Rate Risk. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

committed and uncommitted lines of credit. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin at the borrowing date. Delhaize Group also uses a treasury notes program.

Accounting for Sales of Shares by a Subsidiary

     Delhaize Group’s policy when there are changes in its ownership percentage in a subsidiary that is caused by issuances of that subsidiary’s shares without commensurate subscription by Delhaize Group, is to record the difference between the per-share proceeds received by a subsidiary on issuance of its shares and the per-share carrying value of Delhaize Group’s investment in that subsidiary as an adjustment to shareholders’ equity.

Treasury Shares

     Delhaize Group records purchases of its ordinary shares or ADSs as assets. These assets are maintained at the lower of cost or market with the resulting change in value being recorded in earnings.

Receivables/Payables

     Accounts receivable and payable are recorded at their face value less provisions for uncollectible amounts. Generally, amounts receivable and payable in currencies other than the functional currency of each consolidated entity are valued at the exchange rate on the reporting date. The resulting conversion difference is written off if it is a loss or deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are deferred, as an offset to shareholders’ equity, and recognized based on the principle of matching expenses to the income to which they relate.

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

Category	Assigned Economic Life

(In Years)
Buildings	33 to 40
Plant, machinery, and equipment	3 to 14
Furniture, vehicles, and other tangible fixed assets	5 to 10

Intangible Assets

     Intangible assets primarily include goodwill and rights to use trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. Delhaize Group separates goodwill created from equity purchases of businesses, classified in Goodwill arising on consolidation, net, and goodwill created from asset purchases of businesses, classified in Intangible assets, net. Goodwill created from equity purchases of businesses is amortized over their estimated useful lives on a straight-line basis over a period not exceeding 20 to 40 years. The choice of rate depends on the country where the investment is made: 40 years for countries with mature economies and 20 years for countries with emerging economies.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The rights to use trade names, other intangible assets, and goodwill created from asset purchases of businesses are amortized on a straight-line basis over their estimated useful lives as follows:

Category	Assigned Economic Life

Trade names	40 years
Distribution network	40 years
Assembled workforce	2 to 13 years
Prescription files	15 years
Favorable lease rights	Lease term
Goodwill	20 to 40 years

Impairment of Long-lived Assets

     If an event has caused a change in the operational or economic circumstances of an asset (e.g., a store closing decision) that would indicate that a permanent diminution in value exists, Delhaize Group reviews the carrying value of the long-lived asset for impairment. If the net book value of a long-lived asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the asset’s net book value to fair value in the period the change in the operational or economic circumstances of the asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the asset’s fair value, the impairment reserve is reversed.

Debt Issuance Costs

     Generally, debt issuance costs are capitalized and amortized over the life of the loan.

Establishment Costs

     These costs are capitalized only by a decision of the Board of Directors and are amortized over a period of five years.

Revenue Recognition

     Revenues are recognized at the point of sale to retail customers and upon delivery of inventory to franchised and affiliated customers. Delhaize Group records shipping and handling costs billed to customers as sales revenues. Costs incurred for shipping and handling are included in “selling, administrative and other operating expenses,” “salaries, social security and pensions” and “depreciation and amortization,” depending on the nature of the cost.

     Delhaize Group has several “loyalty card” programs that provide its customers with discounts and incentives on purchases. The discounts and incentives offered through these cards include price discounts from the regular retail price for specific items, “buy one, get one free” incentives, and earnings of “points” or similarly named awards that may later be submitted for point of sale discounts. The vendors fund some of the discounts, while Delhaize Group funds others. Discounts and incentives funded by Delhaize Group are recognized as a reduction in sales as products are sold. Incentives from vendors are recorded as reduction to “cost of goods sold.”

Cost of Goods Sold

     Purchases are recorded net of cash discounts and supplier discounts relating to Delhaize Group’s buying and merchandising activities.

Vendor Allowances

     Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction, and volume incentives.

     Income from suppliers for in-store promotions are non-refundable credits or payments that are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectability is reasonably assured. This income is included in “other operating income.” Income from co-operative advertising is recognized in the period the related advertising occurs as “other operating income.” Income from new product introduction are allowances received to compensate for costs incurred associated with product handling and are recognized over the product introductory period as “other operating income.”

     Supplier allowances and credits that relate to Delhaize Group’s buying and merchandising activities, primarily for volume incentives, are based on contractual arrangements covering a period of one year or less. Delhaize Group is not obligated to purchase the product and recognizes such volume incentives as they are earned based on quantities purchased. These supplier allowances are recorded as a reduction to “cost of goods sold” and are included in the determination of the cost of inventory.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Current Income Taxes/Deferred Income Taxes

     Current income taxes are determined on the basis of earnings reported by each tax entity, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at latest enacted tax rates.

     Delhaize Group accounts for deferred income tax assets and liabilities for its United States subsidiaries under the provisions of United States Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes” (“SFAS 109”). For all other consolidated entities, deferred income tax assets and liabilities are calculated on certain, but not all, temporary differences arising in the accounts of these consolidated entities. Tax exempt reserves and tax loss carry-forwards are among those temporary differences where no deferred income taxes are calculated.

Advertising Costs

     Advertising costs are expensed as incurred and classified in “selling, administrative, and other operating expenses.” Delhaize Group recorded advertising expense of approximately EUR 151.4 million in 2002, EUR 142.6 million in 2001 and EUR 118.3 million in 2000.

Interest and Similar Charges

     Interest expense and similar charges were approximately EUR 429.1 million, EUR 445.3 million and EUR 282.1 million for the years ended December 31, 2002, 2001 and 2000, respectively, net of interest amounts capitalized of approximately EUR 2.7 million, EUR 3.4 million and EUR 4.0 million, respectively.

Store Opening Costs

     Costs associated with the opening of new stores are expensed as incurred.

Store Closing Costs

     Plans related to store closings are completed within one year of making the decision to close, and Delhaize Group generally intends to complete the closings within a one year period following the business decision to close. As most of the Delhaize Group’s stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group’s previous efforts to dispose of similar assets and current economic conditions. Any reductions in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Delhaize Group discontinues depreciation on owned property and equipment for closed stores at the date of closing. Disposition efforts related to store leases and owned property begin immediately following the store closing.

     Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold.” Costs to transfer inventory and equipment from closed stores are expensed as incurred. Severance costs are rarely incurred in connection with store closings. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Significant cash outflows associated with closed stores relate to ongoing lease payments. Because closed store operating leases are classified consistently with capital leases, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

Self-Insurance

     Delhaize America is self-insured for workers’ compensation, general liability and vehicle accident claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per individual claim for workers’ compensation and USD 5.0 million for automobile liability and general liability. These retentions increased in 2002 from USD 0.5 million for each category in 2001. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. It is possible that the final resolution of some of these claims may require Delhaize America to make significant expenditures in excess of its existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. Delhaize America recorded self-insurance expense of approximately EUR 64 million in 2002, EUR 48 million in 2001 and EUR 48 million in 2000. Total claim payments were approximately EUR 50 million in 2002, EUR 49 million in 2001 and EUR 40 million in 2000. Self-insurance liabilities were approximately EUR 108.5 million and EUR 118.l million at December 31, 2002 and 2001 and have been classified as accrued liabilities in “provisions for liabilities and deferred taxation.”

     Delhaize America implemented a captive insurance program in 2001; whereby, the self-insured reserves related to workers’ compensation, general liability and auto coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

     Delhaize Belgium is partially self-insured through Redelcover S.A., a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxemburg, for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages and similar insurable risks. Self-insurance expense and claim payments for each of the three years in the period ended December 31, 2002 were not significant.

Benefit Plans

     According to the laws and customary practices of each country, the subsidiaries in Delhaize Group have obligations in terms of pension and other retirement plans, life and disability insurance plans, medical plans applicable to active employees and other benefit plans. Delhaize Group accounts for defined benefit and defined contribution plans for its United States subsidiaries under the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). For all other consolidated entities, Delhaize Group accounts for obligations for its defined benefit and defined contribution plans as expense as contributions are made. Delhaize Group recorded expense related to these plans of approximately EUR 225.6 million in 2002, EUR 266.2 million in 2001 and EUR 254.5 million in 2000.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Exceptional Income and Exceptional Expenses

     Exceptional income and exceptional expenses primarily represent income and expenses incurred outside of Delhaize Group’s normal ongoing business operations (i.e., food retail sales) and include gains and losses on disposals of fixed assets. During 2002, 2001 and 2000, exceptional income and exceptional expenses consisted of the following:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed in millions of EUR)
Gains on disposals of fixed assets	14	8	6
Gain on disposal of investment in P.G	—	—	32
Losses on disposals of fixed assets	(11)	(12)	(3)
Merger costs related to the Hannaford acquisition	—	(25)	(42)
Costs related to the share exchange with Delhaize America	(1)	(17)	—
Costs incurred to close 15 Delhaize America stores	—	—	(32)
Costs incurred to close SDM	—	(35)	—
Costs incurred relating to store closing provisions and an asset impairment at Delvita	(10)	(19)	—
Costs incurred to close four Food Lion Thailand stores	(3)	—	—
Other (expense) income, net	(2)	4	(2)

Total exceptional expense , net	(13)	(96)	(41)

Reclassifications

     Certain financial statement items previously reported have been reclassified to conform to the current year presentation.

Note 2 Business Acquisitions

Share Exchange

     On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group ADSs listed on the NYSE, or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on the Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to that time, Delhaize Group owned 44.88% of Delhaize America’s common stock.

     As consideration for this share exchange, Delhaize Group issued approximately 40.2 million shares having an aggregate value of approximately EUR 2.3 billion for the remaining 55.12% of Delhaize America’s common stock not previously owned. Additional direct costs incurred in connection with the acquisition, principally investment banking, legal and other professional fees, in the amount of EUR 24.5 million were included in the purchase price allocation.

     The share exchange was accounted for using the purchase method of accounting. The purchase price was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition. The excess was allocated to goodwill. The acquisition resulted in goodwill of approximately EUR 270 million, which is being amortized over 40 years using the straight-line method.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The net purchase price was allocated as follows (in millions of EUR):

Goodwill arising on consolidation	270
Tangible fixed assets	221
Intangible assets	808
Other assets (55.12% of deferred loss on a previously settled hedging arrangement, net of tax)	(81)
Minority interests	1,538
Provisions for liabilities and deferred taxation	(418)
Long-term debt (primarily capital lease obligations)	(66)
Short-term obligations	3

Purchase price	2,275

     Delhaize Group’s accounting for the share exchange transaction resulted in an allocation of the purchase price to Delhaize America’s assets and liabilities, comprising 44.88% of the historical basis and 55.12% of the fair value as of the share exchange date.

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

     The following table reflects the results of operations on a pro forma basis as if the share exchange and the acquisition of Hannaford in 2000 (see below) had been completed as of the beginning of the fiscal periods presented. This unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had these transactions been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

	Year Ended
	December 31,

	2001	2000

	(All amounts are expressed in millions
	of EUR, except per share amounts)
	Unaudited
Revenue	21,920	20,408
Net income	151	155
Earnings per share	1.64	1.69

Hannaford

     On July 31, 2000, Delhaize Group’s subsidiary, Delhaize America, completed its acquisition of Hannaford Bros. Co. (“Hannaford”), a United States-based supermarket retailer, in a cash and stock transaction totaling approximately EUR 3.7 billion. Delhaize Group began including the results of operations of Hannaford prospectively from July 31, 2000.

     As consideration for this acquisition, Delhaize America paid cash of approximately EUR 3.0 billion, and issued 25.6 million shares of its common stock having an aggregate value of approximately EUR 714 million. Delhaize America also issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Additional direct costs incurred in connection with the acquisition, principally investment banking, legal and other professional fees, in the amount of EUR 24.0 million have been included in the purchase price allocation.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The Hannaford acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess was allocated to goodwill. The acquisition resulted in goodwill of approximately EUR 2.8 billion, which is being amortized over 40 years using the straight-line method.

     The net purchase price was allocated as follows (in millions of EUR):

Goodwill arising on consolidation	2,762
Tangible fixed assets	805
Intangible assets	520
Other assets	453
Provisions for liabilities and deferred taxation	(223)
Long-term debt	(240)
Short-term obligations	(332)

Purchase price	3,745

     The following table reflects the results of operations on a pro forma basis as if the acquisition had been completed as of the beginning of the fiscal period presented. This unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

Year Ended
December 31,

2000

(All amounts are expressed in
millions of EUR, except per
share amounts)
Unaudited
Revenue	20,408
Net income	118
Earnings per share	2.28

Other Acquisitions

     In 2002, Delhaize Group purchased for EUR 8.4 million a Belgian company named De Wolf S.A. De Wolf S.A. operates one supermarket in Belgium.

     In 2002, Delhaize Group purchased for EUR 4.6 million 19.0% of Mega Image (i.e. 19.0% of Mega Image S.A., 19.0% of Super Dolphin S.A., 22.1% of Mega Dolphin S.A. that owns 86.0% of Mega Doi S.A., 19.0% of A.T.T.M. Consulting and Commercial Ltd., and 19.0% of NP Lion Consulting Ltd.) from a related party, increasing its ownership from 51.0% to 70.0%.

     In 2002, Delhaize Group purchased for EUR 1.3 million a Belgian company named Sojesmi S.A. from a related party. Sojesmi S.A. owns a supermarket in Belgium.

     In January 2001, Delhaize Group acquired Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary ENA, S.A., for EUR 66.9 million and paid approximately EUR 49.3 million (the payment of the remaining consideration of EUR 17.6 million is subject to the outcome of arbitration proceedings with the seller). This acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 77.9 million. Goodwill is being amortized over 20 years using the straight-line method. See Note 19 to the consolidated financial statements.

     During 2000, Delhaize Group increased its ownership interest in Delhaize America through a series of open market purchases of Delhaize America common stock for a total amount of approximately EUR 56 million. These purchases were accounted for using the purchase method of accounting and resulted in the recording of goodwill of approximately EUR 19 million in 2000. Goodwill is being amortized over 40 years using the straight-line method.

     Effective May 31, 2002, Bel Thai Supermarkets Co. Ltd. changed its name to Food Lion (Thailand) Limited. In 2001, in connection with the share exchange with Delhaize America, Delhaize Group increased its ownership interest to 100.0% of Bel Thai Supermarkets, as Delhaize

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

America owned 51.0% of Bel Thai Supermarkets. During 2000, Delhaize America acquired its 51.0% interest in Bel Thai Supermarkets. That acquisition by Delhaize America resulted in Delhaize Group’s ownership interest in Bel Thai Supermarkets increasing to approximately 72%. Also during 2000, one of Delhaize Group’s subsidiaries acquired 51.0% of Mega Image. (i.e. 51.0% of Mega Image S.A., 51.0% of Super Dolphin S.A., 59.3% of Mega Dolphin S.A. that owns 86.0% of Mega Doi S.A., 51.0% of A.T.T.M. Consulting and Commercial Ltd., and 51.0% of NP Lion Consulting Ltd) Both investments were made for an aggregate EUR 19.9 million. These acquisitions were accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 17.0 million. Goodwill is being amortized over 20 years using the straight-line method.

     During 2001 and 2000, Delhaize Group increased its ownership interests in various of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid EUR 0.7 million and EUR 3.3 million, respectively, for these acquisitions.

Note 3 Debt Issuance Costs, Net

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Balance at beginning of year	24,599	3,641
Additions	177	22,205
Amortization	(4,027)	(1,747)
Translation effect	(3,373)	500

Balance at end of year	17,376	24,599

     In 2001, additions to the debt issuance costs primarily relate to the issuance of bonds and debentures by Delhaize America of EUR 3.0 billion (USD 2.6 billion) and by Delhaize “The Lion” Nederland of EUR 150 million.

Note 4 Intangible Assets, Net

     Intangible assets, net, consist primarily of goodwill created from asset purchases of businesses, trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. (see Note 1 to the consolidated financial statements).

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
COST
Balance at beginning of year	1,496,006	652,311
Additions	8,900	12,710
Sales and disposals	(2,846)	(4,372)
Interaccount transfers and other	3,678	2,891
Acquisitions and divestitures	—	782,828
Translation effect	(237,625)	49,638

Balance at end of year	1,268,113	1,496,006
ACCUMULATED DEPRECIATION, AMORTIZATION AND OTHER
Balance at beginning of year	82,727	37,348
Current year expenses	86,102	68,519
Sales and disposals	(2,885)	(2,528)
Interaccount transfers and other	3,812	558
Acquisitions and divestitures	(1,690)	(23,958)
Translation effect	(21,165)	2,788

Balance at end of year	146,901	82,727

NET BOOK VALUE OF INTANGIBLE ASSETS AT END OF YEAR	1,121,212	1,413,279

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 5 Goodwill Arising on Consolidation, Net

     Goodwill arising on consolidation, net, consists primarily of goodwill created from equity purchases of businesses (see Note 1 to the consolidated financial statements).

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Balance at beginning of year	3,445,945	3,050,227
Increase due to acquisitions of businesses (including increases in holding percentages)	11,388	350,318
Amortization expense	(92,154)	(89,957)
Other increases	—	2,760
Translation effect	(202,047)	132,597

Balance at end of year	3,163,132	3,445,945

Note 6 Tangible Fixed Assets, Net

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Land and buildings	1,300,489	1,412,251
Plant, machinery and equipment	1,104,226	1,214,484
Furniture, fixtures and vehicles	125,576	113,405
Property under capital leases	598,994	727,641
Other tangible fixed assets	575,600	699,765
Construction in progress and advance payments	38,439	49,332

Total	3,743,324	4,216,878

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Plant,	Furniture,	Property		Construction in
		Machinery	Fixtures	Under	Other	Progress and
	Land and	and	and	Capital	Tangible	Advance
	Buildings	Equipment	Vehicles	Leases	Fixed Assets	Payments

	(All amounts are expressed in thousands of EUR)
COST
Balance at December 31, 2001	1,609,586	2,006,938	262,361	884,798	1,044,219	57,457
Additions	93,257	332,293	71,054	56,483	78,801	59,745
Sales and disposals	(24,563)	(51,019)	(20,721)	(12,559)	(6,777)	(3,548)
Interaccount transfers and other	27,104	5,673	660	630	35,882	(65,785)
Acquisitions and divestitures	(12,359)	1,317	3,010	(89,536)	727	(58)
Translation effect	(169,482)	(283,275)	(32,033)	(133,625)	(150,612)	(6,285)

Balance at December 31, 2002	1,523,543	2,011,927	284,331	706,191	1,002,240	41,526
REVALUATION SURPLUS:
Balance at December 31, 2001	32,694	—	—	—	—	—
Translation effect	(2)	—	—	—	—	—

Balance at December 31, 2002	32,692	—	—	—	—	—
ACCUMULATED DEPRECIATION AND OTHER
Balance at December 31, 2001	230,029	792,454	148,956	157,157	344,454	8,125
Depreciation expense	51,321	270,771	42,292	57,553	135,145	543
Reversal of depreciation expense due to disposals of assets and other	(6,102)	(42,932)	(18,126)	(1,575)	(6,330)	(12)
Interaccount transfers and other	1,076	3,031	34	(7,508)	3,534	(5,164)
Acquisitions and divestitures	(2,767)	1,082	959	(79,374)	688	37
Translation effect	(17,811)	(116,705)	(15,360)	(19,056)	(50,851)	(442)

Balance at December 31, 2002	255,746	907,701	158,755	107,197	426,640	3,087

NET BOOK VALUE OF TANGIBLE FIXED ASSETS AT DECEMBER 31, 2002	1,300,489	1,104,226	125,576	598,994	575,600	38,439

     Net book value at December 31, 2002 of Property under capital leases consists mainly of land and buildings of approximately EUR 599 million.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 7 Long-Term Investments and Receivables

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Companies accounted for under the equity method:
Investments	557	531
Other companies:
Investments	9,176	7,115
Other	25,834	26,769

Total	35,567	34,415

     Investments at December 31, 2002 primarily represent Delhaize Group’s investment in the Worldwide Retail Exchange, an electronic business-to-business market place. This investment of EUR 8.6 million represents an ownership interest of approximately 5.6%. Other at December 31, 2002 primarily consist of amounts in escrow, deposits, securities and other.

Note 8 Inventories, Net

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Consumables	9,689	11,165
Goods for resale	1,667,580	1,819,299
Other	30,404	31,277

Total	1,707,673	1,861,741

Note 9 Receivables, Net

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Trade receivables	431,137	459,257
Non-trade receivables	62,887	69,422

Total	494,024	528,679

     Trade receivables primarily represent receivables from suppliers for charge-backs for in-store promotion and advertising, for co-operative advertising and for supplier allowances, representing volume rebates earned from buying and merchandising activities, receivables from franchised and affiliated stores and customer returned checks. See Note 1 to the consolidated financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Allowances for doubtful accounts at December 31, 2002 and 2001, were as follows:

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Balance at beginning of year	18,969	11,301
Additions charged to expense	5,367	2,588
Other additions (principally acquisitions)	—	4,806
Write-offs and recoveries	(3,440)	(396)
Translation effect	(1,383)	670

Balance at end of year	19,513	18,969

Note 10  Deferred Taxation

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Deferred tax assets:
Deferred tax assets of United States subsidiaries	9,084	13,646
Deferred tax assets of other subsidiaries	718	1,436

Total deferred tax assets	9,802	15,082

Deferred tax liabilities:
Deferred tax liabilities of United States subsidiaries	495,106	571,466
Deferred tax liabilities of other subsidiaries	50,827	53,831

Total deferred tax liabilities	545,933	625,297

Net deferred tax liabilities	536,131	610,215

Note 11  Shareholders’ Equity

Ordinary Shares

     There were 92,392,704 Delhaize Group ordinary shares outstanding at December 31, 2002 and 2001, (par value of EUR 0.50). Included in the shares outstanding at December 31, 2002 and 2001, were respectively 335,304 and 298,452 ordinary shares held as treasury shares. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable equity, including the earnings of the latest fiscal year. The shareholders at Delhaize Group’s annual general meeting must approve such dividends.

     In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the holders of Delhaize Group ordinary shares are required to approve any future capital increases, and are entitled to preferential subscription rights to subscribe to a pro rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Legal Reserves

     Under Belgian law, 5% of net income must be transferred to a legal reserve until the legal reserve reaches 10% of the capital par value. At December 31, 2002, Delhaize Group’s legal reserve was EUR 4.6 million and classified in Retained earnings. Generally, this reserve cannot be distributed to the shareholders other than in liquidation.

Authorized Capital

     As authorized by the extraordinary general meeting of shareholders held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 46.2 million. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

Share Repurchases

     As authorized by the extraordinary general meeting of shareholders held on May 23, 2002, the Board of Directors of Delhaize Group is authorized to purchase Delhaize Group’s ordinary shares, for a period of three years expiring in June 2005, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group.

     The extraordinary general meeting of shareholders held on May 22, 2003 renewed the authorization granted to the Board of Directors of Delhaize Group to purchase, with no special conditions attached, a maximum of 10% of the outstanding Delhaize Group shares at a price between EUR 1 and EUR 150 for a period of 18 months expiring in November 2004.

Retained Earnings

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Consolidated retained earnings	1,137,179	1,104,161
Parent retained earnings	140,146	74,013

Total	1,277,325	1,178,174

Changes in Equity Due to Subsidiary Capital Transactions

     The following subsidiary capital transactions have affected Delhaize Group’s consolidated shareholders’ equity balances:

	December 31,

	2002	2001	2000

	(All amounts are expressed in thousands of EUR)
Dilution as a result of the Hannaford acquisition	—	—	198,350
Delhaize America stock repurchase program	—	—	—
Delhaize America stock option plans	—	(5,144)	158

Total	—	(5,144)	198,508

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     In 2002, there were no subsidiary capital transactions.

     During 2001 and prior to the share exchange, Delhaize America, through a stock option plan available to officers and key employees and a restricted stock plan for executive employees, issued 974,001 shares of its common stock. These transactions decreased Delhaize Group’s percentage ownership interest in Delhaize America prior to the share exchange and decreased shareholders’ equity of Delhaize Group due to the number of restricted shares outstanding at the time of the share exchange. Also, in 2000, Delhaize America, through these plans, issued 442,000 shares of its common stock. Although this transaction decreased Delhaize Group’s percentage ownership interest in Delhaize America at that time, it increased shareholders’ equity of Delhaize Group.

     In 2000, Delhaize America issued 25.6 million shares of its common stock in its acquisition of Hannaford (see Note 2 to the consolidated financial statements). Although this transaction decreased Delhaize Group’s percentage ownership interest in Delhaize America at that time, it increased shareholders’ equity of Delhaize Group.

Note 12  Long-term Borrowings and Capitalized Lease Commitments

Long-term Borrowings

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Non-subordinated borrowings:
Debentures, 9.00% (due 2031), unsecured	815,296	1,021,219
Notes, 8.125% (due 2011), unsecured	1,048,918	1,248,156
Notes, 7.375% (due 2006), unsecured	572,137	680,812
Debt securities, 7.55% to 8,05% (due 2007 to 2027), unsecured	258,232	333,075
Medium-term notes, 6.16% to 14.15% (due 2003 to 2016), unsecured	93,007	123,105
Bonds, 4.625% (due 2009), unsecured	149,138	149,002
Bonds, 5.50% (due 2006), unsecured	150,000	150,000
Medium-term Treasury Program notes, 6.80% (due 2006), unsecured	12,395	12,395
Medium-term Credit Institution Borrowings, 3.11 % and 5.14%, respectively (see Note 13 to the consolidated financial statements)	16,151	14,392
Mortgages payable, 7.50% to 10.20% (due 2003 to 2016)	31,993	45,205
Other	2,102	4,035

Total non-subordinated borrowings	3,149,369	3,781,396
Less: current portion	(25,416)	(20,260)

Total non-subordinated borrowings, long-term	3,123,953	3,761,136

     During the last half of 2002, Delhaize America repurchased USD 45.0 million (approximately EUR 47.6 million) of its USD 900 million (approximately EUR 858.2 million) 9.00% debentures due 2031 and USD 24.0 million (approximately EUR 25.4 million) of its 8.05% debt securities due 2027, resulting in a gain of USD 4.9 million (approximately EUR 5.1 million).

     During 2002 and 2001, Delhaize America entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of the debt from fixed to variable rates (see Note 18 to the consolidated financial statements).

     Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). Approximately EUR 12.4 million in medium-term notes were outstanding at December 31, 2002 and 2001 under the Treasury Program.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize Group had EUR 16.1 million and EUR 14.4 million outstanding at December 31, 2002 and 2001 respectively, in European medium-term Credit Institution Borrowings, under its credit facilities (see Note 13 to the consolidated financial statements).

Capitalized Lease Commitments

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Capitalized lease commitments	698,959	813,247
Less: current portion	(32,410)	(44,508)

Total capitalized lease commitments, long-term	666,549	768,739

Long-term Debt by Maturity Date

     The maturity dates of long-term debt at December 31, 2002 are as follows:

		Amounts
		Falling Due
	Amounts	After One	Amounts
	Falling Due	Year and	Falling Due
	Within One	Within Five	After Five
	Year	Years	Years

	(All amounts are expressed in thousands of EUR)
Non-subordinated borrowings	25,166	936,302	2,169,648
Capitalized lease commitments	32,410	154,651	511,898
Other	2,064	18,234	15,898

Total	59,640	1,109,187	2,697,444

     Approximate maturities of long-term debt at December 31, 2002 are as follows (in thousands of EUR):

2003	59,640
2004	65,552
2005	49,950
2006	793,140
2007	200,545
Thereafter	2,697,444

Total	3,866,271

Long-term Debt by Currency

     The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
United States dollars	3,533,973	4,279,636
Eurozone currencies	315,910	317,136
Other currencies	16,388	15,923

Total	3,866,271	4,612,695

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Collateralizations

     The portions of Delhaize Group’s long-term borrowings and capitalized lease commitments that were collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets, are as follows:

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Non-subordinated borrowings	60,578	72,099
Trade creditors	1,814	3,933
Capitalized lease commitments	14	22

Total	62,406	76,054

     At December 31, 2002 and 2001, EUR 68.5 million and EUR 79.9 million, respectively, in assets were pledged as collateral for mortgages.

Debt Covenants

     Delhaize Group is subject to certain negative covenants related to debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2002 and at December 31, 2001, Delhaize Group was in compliance with all such covenants.

Note 13  Short-term Borrowings

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Short-term Revolving Credit Facilities	—	158,856
Short-term Credit Institution Borrowings	337,273	296,803
Short-term Treasury Program Notes	128,131	115,639

Total	465,404	571,298

     Delhaize America maintains a committed revolving credit facility with a syndicate of commercial banks, which expires in July 2005. In December 2002, the credit facility was amended and the line of credit was reduced from USD 500 million (approximately EUR 476.8 million) to USD 350 million (approximately EUR 333.7 million). The credit facility is collateralized by certain inventory of Delhaize America’s operating companies. The credit facility contains negative covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio. At December 31, 2002, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2002. During 2002, Delhaize America had under this facility average borrowings of USD 4.7 million (approximately EUR 5.0 million) at a daily weighted average interest rate of 3.19%.

     At December 31, 2002 and 2001, the European and Asian companies of Delhaize Group had together credit facilities (committed and uncommitted) of EUR 686.2 million and EUR 820.1 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings – see Note 12 to the consolidated financial statements (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin upon withdrawal.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize Group had EUR 337.3 million and EUR 296.8 million outstanding at December 31, 2002 and 2001, respectively, in Short-term Credit Institution Borrowings, with an average interest rate of 3.79% and 4.48% respectively. During 2002, Delhaize Group had average borrowings of EUR 333.1 million at daily average interest rate of 3.76%.

     The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2002, Delhaize Group was in compliance with all such covenants, except a financial covenant under two short-term credit facilities at its wholly-owned subsidiary, Delvita. Delvita obtained waivers for such non compliance at December 31, 2002. At December 31, 2001, Delhaize Group was in compliance with all such covenants.

     In Belgium, Delhaize Group had approximately EUR 128.1 million and EUR 115.6 million in short-term notes outstanding under the EUR 500 million Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2002 and 2001, respectively.

Note 14  Accounts Payable and Other Liabilities

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Accounts payable	1,454,573	1,438,813
Notes payable	3,750	4,669
Accrued expenses and deferred income	149,659	172,293
Other liabilities	51,164	53,407

Total	1,659,146	1,669,182

Note 15  Operating Results

	2002	2001	2000

Average Workforce
Manual workers	14,622	11,203	14,065
Salaried and store employees	120,084	123,227	115,445
Management	5,608	8,218	5,145

Total	140,314	142,648	134,655

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed in thousands of EUR)
Employment Costs
Salaries and direct benefits	2,232,090	2,269,622	1,854,252
Employer’s social security contributions	245,912	240,243	206,245
Employer’s premiums for supplementary insurance	163,568	205,453	161,554
Other personnel expenses	8,651	6,991	13,094
Pensions	62,073	60,702	92,940

Total	2,712,294	2,783,011	2,328,085

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 16  Leases

     Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from 3 to 27 years with renewal options ranging from 3 to 20 years. The average remaining lease term for closed stores was 6.9 years. The following schedule details, at December 31, 2002, the future minimum lease payments under capital and operating leases:

		Operating Leases

	Capital	Open	Closed
	Leases	Stores	Stores

	(All amounts are expressed in thousands of EUR)
2003	113,831	238,392	26,217
2004	113,439	232,391	25,028
2005	112,047	227,240	23,854
2006	110,745	217,228	22,603
2007	109,109	208,168	20,792
Thereafter	889,201	1,735,048	93,083

Total minimum payments	1,448,372	2,858,467	211,577

Less estimated executory costs	(36,354)

Net minimum lease payments	1,412,018
Less amount representing interest	(713,059)

Present value of net minimum lease payments	698,959

     Minimum payments have not been reduced by minimum sublease income of approximately EUR 47 million due over the term of non-cancelable subleases.

     Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases for open and closed stores was approximately EUR 291 million, EUR 298 million and EUR 257 million in 2002, 2001 and 2000, respectively.

     In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2002. The leases generally range from 3 to 27 years with renewal options generally ranging from 3 to 20 years. Total future minimum rents under these agreements were approximately EUR 156 million.

     Provisions of approximately EUR 122 million and EUR 176 million at December 31, 2002 and 2001, respectively, for remaining lease liabilities on closed stores were included in Accrued liabilities, less the current portion. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 17  Segment Information

     Delhaize Group is engaged in one line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics. The operation of food supermarkets represents more than 94% of Delhaize Group’s consolidated revenue and was its only reportable segment in 2002, 2001 and 2000.

     Information regarding Delhaize Group’s geographic locations is as follows:

	United States	Belgium	Other	Total

	(All amounts are expressed in thousands of EUR)
Year Ended December 31, 2002:
Sales*	15,883,724	3,420,256	1,384,456	20,688,436
Assets in use for operational activities **	2,951,367	480,039	347,485	3,778,891
Income (loss) before minority interests	152,091	47,729	(19,935)	179,885
Net income (loss)	152,091	47,707	(21,491)	178,307
Year Ended December 31, 2001:
Sales*	16,905,047	3,212,896	1,278,002	21,395,945
Assets in use for operational activities **	3,451,766	444,677	354,850	4,251,293
Income (loss) before minority interests	151,483	49,593	(32,318)	168,758
Net income (loss)	133,118	49,561	(33,259)	149,420
Year Ended December 31, 2000:
Sales*	14,069,532	2,983,785	1,114,849	18,168,166
Assets in use for operational activities **	3,101,702	394,785	322,079	3,818,566
Income before minority interests	174,084	48,010	34,088	256,182
Net income	82,520	47,975	30,192	160,687

*	Sales are attributed to countries based upon the origin of the sale.

**	Assets in use for operational activities represent all geographic assets less debt issuance costs, intangible assets and goodwill arising on consolidation.

Note 18  Financial Instruments

     During 2002 and 2001, Delhaize America entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The notional principal amounts of the interest rate swap arrangements at December 31, 2002 were USD 300 million (approximately EUR 286.1 million) maturing in 2006 and USD 200 million (approximately EUR 190.7 million) maturing in 2011.

     During 2002, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge the foreign currency risk of an intercompany loan denominated in a currency (USD) other than its functional currency. The maturity date of the foreign currency swap, which matches the maturity date of the underlying debt, is December 12, 2006. The foreign currency swap required Delhaize Group’s subsidiary to pay the bank USD 38.0 million (approximately EUR 37.7 million) on the trade date in exchange for the same amount delivered from the bank on the expiration date as well as annual interest payments on this amount by the bank. These interest payments are based on the 12 month USD LIBOR and are reset annually. The terms of the foreign currency swap also provided Delhaize Group’s subsidiary with EUR 37.7 million on the trade date in exchange for the same amount delivered to the bank on the expiration date and annual interest payments by Delhaize Group’s subsidiary on this amount. These interest payments are based on the 12 month EURIBOR and are reset annually.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     During 2002, in order to hedge an intercompany receivable in USD, a subsidiary of Delhaize Group purchased “Call EUR/Put USD” European options that gave Delhaize Group the right to sell USD for a total amount of USD 114.8 million, with exercise prices from 1.0376 USD to 1.0422 USD for 1 EUR. At the same time, Delhaize Group sold “Call USD/Put EUR” European options that gave the counterparties the right to buy USD from Delhaize Group for a total amount of USD 114.8 million, with an exercise price of 1 USD for 1 EUR. The exercise date of these options was May 23, 2003.

     During 2002, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in Czech Crown (CZK), a currency other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary CZK 2.2 billion, or approximately EUR 69.8 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 4.92% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 69.8 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.20% on the expiration dates. The fair value of these swaps at December 31, 2002, was offset by a net unrealized gain on Delhaize Group’s CZK loan.

     During 2002, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge the foreign currency risk on an intercompany loan denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group’s subsidiary approximately USD 3.5 million (approximately EUR 3.4 million) on December 31, 2002 in exchange for the same amount delivered to the bank on March 31, 2003. The terms also required Delhaize Group’s subsidiary to pay the bank EUR 3.35 million on December 31, 2002 in exchange for EUR 3.37 million delivered from the bank on March 31, 2003.

     During 2001, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk of intercompany loans denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group’s subsidiary USD 50.8 million (approximately EUR 57.6 million) on November 14, 2001 in exchange for the same amount delivered to the bank on January 15, 2002. The terms also required Delhaize Group’s subsidiary to pay the bank EUR 57.1 million on November 14, 2001 in exchange for EUR 57.0 million delivered from the bank on January 15, 2002. The fair value of this swap at December 31, 2001, was offset by an unrealized gain on Delhaize Group’s USD loan.

     During 2001, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (CZK) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary CZK 2.2 billion, or approximately EUR 63.8 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 5.63% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 63.8 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.72% on the expiration dates. The fair value of these swaps at December 31, 2001, was offset by a net unrealized gain on Delhaize Group’s CZK loan.

     During 2000, Delhaize America entered into agreements to hedge against a potential increase in interest rates prior to its long-term bond offering. The agreements were structured to hedge against the risk of increasing market interest rates based on U.S. treasury rates, with the specified rates based on the expected maturities of the planned debt issue. The notional amount of the agreements totaled USD 1.75 billion (approximately EUR 1.9 billion). The agreements were settled upon issuance of the debt. The unrealized loss of approximately EUR 239.0 million paid by Delhaize America is being amortized as interest expense over the life of the underlying debt. Additionally, in October 2000, Delhaize America entered into related agreements to limit the amount of any unrealized loss associated with future interest rate reduction. Delhaize America paid USD 19.8 million (approximately EUR 21.3 million) as consideration for these agreements, which was amortized to expense over the period of the contract through April 26, 2001.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     During 2000, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge foreign currency risk of intercompany loans denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group’s subsidiary USD 50.0 million (approximately EUR 53.7 million) on December 14, 2000 in exchange for the same amount delivered to the bank on March 14, 2001. The terms also required Delhaize Group’s subsidiary to pay the bank EUR 57.1 million, on December 14, 2000, in exchange for EUR 56.9 million, delivered from the bank on March 14, 2001.

     During 2000, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (CZK) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary CZK 2.2 billion, or approximately EUR 62.1 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 6.70% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 62.1 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.94% on the expiration dates. The fair value of these swaps at December 31, 2000, was offset by a net unrealized gain on Delhaize Group’s CZK loan.

     During 1999, a subsidiary of Delhaize Group entered into an interest rate swap with a commercial bank to hedge its floating interest rate exposure on a medium-term borrowing. The notional amount of the interest rate swap is CZK 280 million, or approximately EUR 7.9 million. The interest rate swap allows Delhaize Group to exchange the net difference between a floating interest rate (12 month PRIBOR) and a fixed interest rate (7.885%) over the term of the swap, which matures on October 11, 2004. The fair value of the interest rate swap at December 31, 2002, represents the estimated payment that would terminate the interest rate swap at December 31, 2002.

Note 19  Commitments and Contingencies

     In 2001, Delhaize Group, through its Greek subsidiary Alfa Beta, entered into an agreement to acquire Trofo, a Greek food retailer, for EUR 66.9 million. Delhaize Group paid EUR 49.3 million in 2001. The payment of the remaining consideration of EUR 17.6 million is subject to the outcome of arbitration proceedings with the sellers.

     Delhaize Group had an agreement with one of its venture partners, which owned 40% of SDM, to purchase a minimum amount of its general store inventory on an annual basis for this subsidiary, until February 2005. Inventory purchases from this venture partner were approximately EUR 115 million and EUR 153 million for the years ended December 31, 2001 and 2000, respectively. Such agreement was in the ordinary course of business at negotiated prices comparable to those of transactions with other suppliers. In 2001, this agreement was terminated in connection with the liquidation of SDM. See Note 22 to the consolidated financial statements.

     Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business or financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 20  Subsequent Events

     In January 2003, Delhaize America announced plans to close 42 of its stores. These under performing Food Lion and Kash n’ Karry stores were closed in the first quarter of 2003. Food Lion is implementing additional cost saving initiatives by streamlining and optimizing the functioning of its support and management structure to provide a more productive sales base. Management expects the 42 store closings and additional cost savings initiatives will have a positive effect in the ongoing operational results of Delhaize America and recorded one-time pre-tax charges of USD 35.0 million (approximately EUR 32.7 million) in the first quarter of 2003.

Note 21 List of Consolidated and Associated Companies at December 31, 2002 and 2001

A. Fully Consolidated

		Share held (in %)		Share held (in %)
						Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in %)

Name of Company	Country	2002	2002	2001	2001	2002	2001

Aidi Center S.P.R.L	Belgium	—	100.0	—	100.0	100.0	100.0
Albatros S.A.	Belgium	—	100.0	—	100.0	100.0	100.0
Alfa-Beta Vassilopoulos S.A.	Greece	—	50.6	—	50.6	50.6	50.6
Aniserco S.A.	Belgium	72.2	27.8	72.2	27.8	100.0	100.0
Athenian Real Estate Development, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Atlas A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Cyprus	70.0	—	51.0	—	70.0	51.0
Birdshop S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Bonney Wilson & Sons, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Boxer S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
De Wolf N.V.	Belgium	100.0	—	—	—	100.0	—
Delanthuis N.V.	Belgium	86.0	14.0	86.0	14.0	100.0	100.0
Delhaize America, Inc.	United States	80.6	19.4	80.6	19.4	100.0	100.0	(1)
Delhaize Finance B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Delhaize Insurance Corp., Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delhaize Siam, Ltd.	Thailand	—	100.0	—	—	100.0	—
Delhaize The Lion America, Inc.	United States	100.0	—	100.0	—	100.0	100.0
Delhaize The Lion Asia, Ltd.	Hong Kong	100.0	—	100.0	—	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delhaize “The Lion” Nederland B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Thailand	100.0	—	100.0	—	100.0	100.0
Delhome S.A.	Belgium	80.0	20.0	80.0	20.0	100.0	100.0
Delimmo S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delnemo A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
Delrest, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delshop S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delvita A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
Delvita S.R.O.	Slovakia	—	100.0	—	100.0	100.0	100.0
DZA Brands, LLC	United States	—	100.0	—	—	100.0	—
ENA S.A.	Greece	—	100.0	—	100.0	50.6	50.6
Essex Realty Corp., Inc.	United States	—	100.0	—	100.0	100.0	100.0
FL Food Lion, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Food Lion, LLC	United States	—	100.0	—	100.0	100.0	100.0
Food Lion Thailand, Ltd.	Thailand	—	100.0	—	100.0	100.0	100.0	(2)
Food Lion (Thaïland), Inc.	United States	—	100.0	—	100.0	100.0	100.0
Frippiat S.A.	Belgium	100.0	—	—	100.0	100.0	100.0
Gillo S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Hannabro, Co.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Bros., Co.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Licensing Corp.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Procurement Corp.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Jan Van Gent S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Lion Garden Food Company, Ltd.	Thailand	—	100.0	—	100.0	100.0	100.0
Lithia Springs, LLC	United States	—	60.0	—	—	60.0	—

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Share held (in %)		Share held (in %)
						Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in %)

Name of Company	Country	2002	2002	2001	2001	2002	2001

Martin’s Food of South Burlington, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Mega Doi, S.A.	Romania	—	86.0	—	86.0	70.0	51.0
Mega Dolphin, S.A.	Romania	—	81.4	—	59.3	81.4	59.3
Mega Image, S.A.	Romania	—	70.0	—	51.0	70.0	51.0
NP Lion Leasing & Consulting, Ltd.	Cyprus	70.0	—	51.0	—	70.0	51.0
Plain Street Properties, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Points Plus Punten S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Progressive Distributors, Inc.	United States	—	100.0	—	100.0	100.0	100.0
P.T. Lion Super Indo, LLC	Indonesia	—	51.0	—	51.0	51.0	51.0
Redelcover S.A.	Luxembourg	—	100.0	—	100.0	100.0	100.0
Regab B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Risk Management Services, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Serdelco S.A.	France	—	100.0	—	100.0	100.0	100.0
Shop ‘N Save — Mass., Inc.	United States	—	100.0	—	100.0	100.0	100.0
SID S.A.	Belgium	—	100.0	—	100.0	100.0	100.0
Sojesmi S.A.	Belgium	—	100.0	—	—	100.0	—
Svemark B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Super Discount Markets, Inc.	United States	—	60.0	—	60.0	60.0	60.0	(3)
Super Dolphin, S.A.	Romania	—	70.0	—	51.0	70.0	51.0
The Pride Reinsurance Company, Ltd.	Ireland	—	100.0	—	100.0	100.0	100.0
Trofo S.A.	Greece	—	100.0	—	100.0	50.6	50.6
Vadis S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Wambacq & Peeters S.A.	Belgium	85.0	—	85.0	—	85.0	85.0
Wintrucks S.A.	Belgium	20.0	80.0	20.0	80.0	88.0	88.0
B. Proportionally Consolidated
Shop N Save, PLC	Singapore	—	49.0	—	49.0	49.0	49.0
C. Associated Companies
Accounted under the equity method:
Debarry Center	United States	—	50.0	—	50.0	50.0	50.0
Accounted under the cost method:
Special Event S.A.	Belgium	30.0	—	30.0	—	30.0	30.0
ENA Bulgaria	Bulgaria	—	—	—	100.0	—	50.0

(1)	Delhaize Group consolidated and controlled the operations of Delhaize America for all periods presented. In April 2001, Delhaize Group completed its purchase of Delhaize America in a share exchange. See Note 2 to the consolidated financial statements.

(2)	Effective May 31, 2002, Bel Thai Supermarkets changed its name to Food Lion Thailand

(3)	On November 12, 2001, SDM filed for protection under Chapter 11 of the United States bankruptcy code and is in liquidation. See Note 19 to the consolidated financial statements.

Note 22 Reconciliation of Belgian GAAP to US GAAP and Presentation of Condensed Consolidated Financial Information Prepared in Accordance with US GAAP

     The consolidated financial statements have been prepared in accordance with Belgian GAAP, as described in Note 1 to the consolidated financial statements. Those principles differ in certain significant respects from US GAAP. These differences relate mainly to the items that are described below and are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity, as well as the classification and format of the consolidated financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Items Affecting Net Income and Shareholders’ Equity

a. Goodwill — Amortization and Impairment of Goodwill and Other Intangible Assets

Under Belgian GAAP, goodwill and other intangible assets are amortized over their useful lives, not to exceed forty years. Under US GAAP, Delhaize Group follows SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires Delhaize Group to cease amortizing goodwill and other intangible assets with indefinite lives and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Accordingly, on a US GAAP basis Delhaize Group ceased amortizing goodwill and other intangible assets determined to have indefinite lives, which resulted in a pre-tax adjustment of EUR 129.8 million for the year ended December 31, 2002. Delhaize Group’s transitional impairment analysis resulted in a pre-tax impairment charge of EUR 12.3 million related to the Kash n’ Karry trade name. In addition, Delhaize Group selected the first day of the fourth quarter for its annual impairment assessment of goodwill and other intangible assets, and as a result of that assessment, recorded a pre-tax impairment charge of EUR 32.7 million related to the remaining Kash n’ Karry trade name and to the Food Lion Thailand goodwill.

Prior to 1999, management’s policy, for Belgian GAAP purposes, was to amortize such goodwill over a twenty-year period in accordance with practices common in Belgium. Beginning in 1999, management changed its Belgian GAAP policy for such goodwill to amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed forty years. This change in Belgian GAAP policy applies to both existing and new goodwill balances, although amounts previously amortized have not been restated. Under US GAAP, prior to the adoption of SFAS 142, Delhaize Group’s policy for goodwill acquired in conjunction with business combinations was to amortize such goodwill over its estimated useful life, not to exceed forty years.

b. Goodwill — Stock Repurchase Program

Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, for consolidated reporting purposes, Delhaize Group recognized Delhaize America’s treasury transactions as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for under the purchase method of accounting at the Delhaize Group level.

c. Goodwill — Purchase Accounting

Share Exchange — As described in Note 2 to the consolidated financial statements, Delhaize Group and Delhaize America consummated a share exchange that resulted in Delhaize Group purchasing the minority interests of Delhaize America. The determination of the consideration paid in connection with the share exchange differs under Belgian GAAP and US GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 per share, representing the share price at the date when the share exchange was consummated, April 25, 2001. Under US GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed, November 16, 2000. Also, certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) that were expensed under Belgian GAAP were included in the purchase price under US GAAP. Finally, under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under US GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Purchase Accounting Adjustments - Under Belgian GAAP, purchase accounting adjustments to goodwill are not permitted in subsequent years’ financial statements. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002. The finalization of the purchase accounting resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. This resulted in an adjustment of EUR 10.2 million relating to depreciation and amortization during 2002.

Hannaford - As described in Note 2 to the consolidated financial statements, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options is not recognized. Under US GAAP, in accordance with the requirements of Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in a purchase business combination, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree and accounted for under SFAS No. 141, “Business combinations” (“SFAS 141”). As a result, under US GAAP, the fair value of the new Delhaize America awards was included as part of the purchase price of Hannaford. Accordingly, goodwill recorded in connection with the Hannaford acquisition increased by approximately EUR 43 million under US GAAP.

d. Impairment of Long-lived Assets

Under Belgian GAAP, Delhaize Group reviews long-lived assets for impairment when an event has occurred that would indicate that a permanent diminution in value exists (e.g., store closing decision). If the net book value of a long-lived asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the asset’s net book value to fair value in the period the change in the operational or economic circumstances of the asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the asset’s fair value, the impairment reserve is reversed. Under US GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable; if these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition; if the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset shall be accounted for as its new cost. For a depreciable asset, the new cost shall be depreciated over the asset’s remaining useful life. Restoration of previously recognized impairment losses is not recorded.

As a result of applying US GAAP, Delhaize Group recorded a non-cash, pre-tax impairment charge of EUR 7.7 million, EUR 17.1 million, and EUR 9.6 million in 2001, 2000 and 1996, respectively, related to certain operating stores. Under Belgian GAAP, these impairment charges were not recorded.

The effect of the difference in accounting policies relating to restoration of previously recognized impairment losses on the results of operations and financial condition of Delhaize Group was immaterial for all periods presented.

e. Pensions

e-1) As described in Note 1 to the consolidated financial statements, Delhaize Group does not account for pension plan obligations for all member companies of Delhaize Group under the provisions of SFAS 87. Under US GAAP, all pension plan obligations are calculated in accordance with the provisions of SFAS 87.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

e-2) Additionally, under Belgian GAAP where Delhaize Group does follow the provisions of SFAS 87 (i.e., United States subsidiaries), changes to the minimum pension liability are recorded in “Prepayments and other.” Under US GAAP, this amount is recorded in “other comprehensive income” (“OCI”).

f. Foreign Currency Transactions

Under Belgian GAAP, Delhaize Group has deferred, as an offset to shareholders’ equity, foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses are recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, a change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes.

g. Revaluation of Long-lived Assets

Under Belgian GAAP, assets of certain member companies of Delhaize Group have been revalued according to the applicable laws of each country. The resulting unrealized gains were added to the revaluation reserves, which are classified in Shareholders’ equity. The revaluation amounts are depreciated over the lives of the related assets. Upon disposition of the revalued assets, the relevant part of the revaluation reserve is considered realized and included in the determination of net income. Under US GAAP, such revaluations are not permitted.

h. Income Taxes

As described in Note 1 to the consolidated financial statements, Delhaize Group does not account for deferred income tax assets and liabilities for all member companies of Delhaize Group under the provisions of SFAS 109. Under US GAAP, income taxes are accounted for under the provisions of SFAS 109 for all subsidiaries of Delhaize Group.

i. Lease Accounting

Under Belgian GAAP, a capital lease is defined as one that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Under US GAAP, SFAS No. 13, “Accounting for Leases” defines criteria for companies to evaluate whether, at inception of the lease contract, a lease should be accounted for as a capital lease or an operating lease. Accordingly, Delhaize Group has certain leases that are classified as operating leases under Belgian GAAP that would be classified as capital leases under US GAAP.

j. Net US GAAP Adjustments for Equity Method of Accounting Investees

Under Belgian GAAP, companies over which joint control is exercised should be consolidated proportionately (see Note 21 to the consolidated financial statements). Also, companies over which legal majority ownership control is exercised should be consolidated even though the minority interest holders may have participating rights that restrict Delhaize Group’s ability to control the entity. Under US GAAP, Delhaize Group accounts for these investments under the equity method.

These differences in accounting policy have no effect on the net income or shareholders’ equity of Delhaize Group; however, the results of operations and financial position of these investees must be recast into US GAAP prior to Delhaize Group’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under US GAAP relate primarily to accounting for foreign currency transactions, income taxes and pensions. The differences in accounting policy would also affect sales, operating income and total assets and liabilities as reported under Belgian GAAP.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Delhaize Group has a 30% investment in Special Event, S.A. (“Special Event”). Under Belgian GAAP and Delhaize Group policy, companies whose results are not significant to Delhaize Group and whose activity is fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Under US GAAP, as Delhaize Group owns 30% of the voting capital of Special Event and has appointed two of the five members of the Board of Directors, the presumption is that Delhaize Group has the ability to exercise significant influence over the operating and financial policies of Special Event. As such, Delhaize Group should account for Special Event under the equity method of accounting for US GAAP. However, the effect of accounting for Special Event under the equity method of accounting from the cost method of accounting would not materially effect Delhaize Group’s investment or reported results of operations during any period presented.

k. Stock Based Compensation

Under Belgian GAAP, compensation expense related to stock options is not recorded. Under US GAAP, Delhaize Group has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”), for grants of shares, stock options, and other equity instruments. This resulted in the recording of compensation expense relating to Delhaize America’s restricted stock plan and Delhaize Group’s stock option plans.

Under Belgian GAAP, when stock options on existing shares are exercised by employees, losses are recorded to recognize the difference between the purchase price and exercise price. Under US GAAP, the exercise of stock options is recognized as a change in equity.

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

m. Directors Remuneration

According to Delhaize Group’s articles of association, the annual meeting of shareholders may allocate fees to the directors, as part of the distribution of profits, similar to a dividend to shareholders. Under Belgian GAAP, this remuneration is recorded as a charge to retained earnings, when proposed by the Board of Directors. Under U.S. GAAP, such remuneration is considered compensation expense.

n. Highly Inflationary Economies

Under Belgian GAAP and Delhaize Group accounting policy, there are no specific accounting consequences for financial statements of a foreign entity in a highly inflationary economy. Under US GAAP, the financial statements of a foreign entity in a highly inflationary economy are remeasured as if the functional currency was the reporting currency. During 2002, 2001, and 2000 Romania’s economy was considered highly inflationary. These translation adjustments are included in the determination of net income.

o. Disposal of Investment

In September 2000, Delhaize Group sold its 50% investment in P.G. of France and realized a gain on the sale of the net assets of EUR 32.4 million on a Belgian GAAP basis. The sale of the investment on a US GAAP basis resulted in a reduction of the gain realized by EUR 1.7 million, principally due to different bases of acquisition goodwill.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

p. Treasury Shares

Under Belgian GAAP, Delhaize Group records purchases of its ordinary shares or ADSs as assets. The shares are maintained at the lower of cost or market with the resulting change in value being recorded in earnings. Under US GAAP, Delhaize Group accounts for treasury shares using the cost method. Under the cost method, the cost of the ordinary shares or ADSs repurchased is charged to treasury shares, a contra equity account.

q. Derivative Instruments

Under Belgian GAAP, the accounting for derivative instruments is primarily driven by two factors: 1) the purpose for entering into the derivative instrument, either hedging or non-hedging (speculative); and 2) the accounting treatment of the underlying hedged item. If the derivative instrument is not designated as a hedge, it is maintained at the lower of cost or market. If the derivative instrument is designated as a hedge, the accounting treatment for the derivative instrument mirrors that of the hedged item (i.e., the underlying hedged item is maintained at cost, the derivative instrument is maintained at cost or the underlying hedged item is marked to market, the derivative instrument is marked to market). See Note 1 to the consolidated financial statements.

Under US GAAP, Delhaize Group follows the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” The accounting required under SFAS 133 is more prescriptive than Belgian GAAP on the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. Therefore, differences between Belgian GAAP and US GAAP arise that affect net income for US GAAP. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings.

In 2001, Delhaize Group adopted SFAS 133, which resulted in a cumulative pre-tax reduction to OCI of EUR 213.6 million (EUR 132.4 million after-tax). The reduction to OCI was mostly attributable to EUR 212.3 million (EUR 131.7 million after-tax) loss on interest rate hedge agreements against potential increases in interest rates prior to the offering of certain debt securities by Delhaize America. See Note 18 to the consolidated financial statements. In April 2001, the hedge agreements were settled as planned in connection with the completion of the private offering of debt securities resulting in the payment of approximately EUR 239.0 million. As a result of the share exchange (see Note 2 to the consolidated financial statements), this loss recorded to OCI was reduced by EUR 131.5 million (EUR 81.5 million, after-tax). Delhaize Group will continue to amortize the remaining balance over the life of the underlying debt instruments.

Under Belgian GAAP, the loss (net of tax) related to these interest rate hedge agreements was classified in the balance sheet caption “prepayments and other.”

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

     Accounting for Security Investments

Under Belgian GAAP, investments in securities are recorded at the lower of cost or market. Under US GAAP, investments in securities are recorded according to the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

s. Tax Effects on US GAAP Adjustments

     Tax Effects of US GAAP Adjustments — Net Income Reconciliation

The US GAAP adjustments denoted by footnotes (h), (j), (m), (o), and (p) did not have tax consequences. Part of the US GAAP adjustment denoted by footnote (a) was related to non-deductible amortization and impairment expense. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate net effective tax rate on the total US GAAP adjustments was 44%, 34%, and 35% for the years ended December 31, 2002, 2001, and 2000.

     Tax Effects of US GAAP Adjustments — Shareholders’ Equity Reconciliation

The US GAAP adjustments denoted by footnotes (b), (h), (j), (l) and (p) did not have tax consequences. Part of the US GAAP adjustment denoted by footnote (a) and (c) did not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

	December 31,

	2002	2001

	(All amounts are expressed in thousands
	of EUR, except percentages)
Total amount of US GAAP adjustments denoted by footnotes (a), (c), (d), (e-1), (e-2), (g), (i), (n), (q), and (r)	(198,521)	(287,991)
Less non-taxable portion of footnote (a) and (c)	19,242	(131,535)

Total amount of taxable US GAAP adjustments	(217,763)	(156,456)
Approximate net effective tax rate relating to the above adjustments	40%	38%
Resulting tax effect	86,187	59,773
Cumulative tax effect at statutory rates of US GAAP adjustments denoted by footnote (f) and (k) that was recorded directly to shareholders’ equity for Belgian GAAP purposes and recorded to the statement of income for US GAAP purposes	7,869	11,838

Total tax effect of US GAAP adjustments on shareholders’ equity	94,056	71,611

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reconciliation to US GAAP

     Reconciliation to US GAAP of net income and shareholders’ equity would be as follows:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed in thousands of EUR)
Net income in accordance with Belgian GAAP	178,307	149,420	160,687
Items having the effect of increasing (decreasing) reported net income:
a. Goodwill — Amortization and impairment of goodwill and other intangible assets	84,797	(294)	(294)
b. Goodwill — Stock repurchase program	—	(1,995)	(1,995)
c. Goodwill — Purchase accounting	10,222	12,963	219
d. Impairment of long-lived assets	(203)	(7,071)	(7,047)
e. Pensions
e-1. SFAS 87 provision	4,370	(1,569)	(2,293)
f. Foreign currency transactions	8,130	2,504	(8,353)
g. Revaluation of long-lived assets	724	731	1,154
h. Income taxes	(641)	6,168	452
i. Lease accounting	1,617	3,029	5,002
j. Net US GAAP adjustments for equity method of accounting investees	61	(340)	305
k. Stock based compensation	(2,946)	(19,514)	(1,517)
m. Directors remuneration	(601)	(1,106)	(949)
n. Highly inflationary economies	612	286	513
o. Disposal of investments	—	—	(1,739)
p. Treasury shares	12,168	1,517	—
q. Derivative instruments	(772)	(970)	3,274
r. Other items	923	238	9

Total US GAAP adjustments before tax effects	118,461	(5,423)	(13,259)
s. Tax effects of US GAAP adjustments	(9,359)	4,049	3,247

Total US GAAP adjustments after tax effects	109,102	(1,374)	(10,012)

Net income in accordance with US GAAP	287,409	148,046	150,675

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31,

	2002	2001

	(All amounts are expressed in
	thousand of EUR)
Shareholders’ equity in accordance with Belgian GAAP	3,528,741	3,716,037
Items having the effect of increasing (decreasing) reported Shareholders’ equity:
a. Goodwill — Amortization and impairment of goodwill and other intangible assets	92,156	11,382
b. Goodwill — Stock repurchase program	71,857	71,857
c. Goodwill — Purchase accounting	(142,315)	(121,263)
d. Impairment of long-lived assets	(13,534)	(15,746)
e. Pensions:
e-1. SFAS 87 provision	(17,090)	(21,492)
e-2. Reclassification	(32,924)	(15,309)
g. Revaluation of long-lived assets	(16,224)	(16,948)
h. Income taxes	(16,828)	(16,315)
i. Lease accounting	2,596	979
j. Net US GAAP adjustments for equity method of accounting investees	73	15
l. Dividends on ordinary shares	81,306	133,046
n. Highly inflationary economies	3,799	2,040
p. Treasury shares	(5,942)	(17,445)
q. Derivative instruments	(78,054)	(102,900)
r. Other items	3,069	2,648

Total US GAAP adjustments before tax effects	(68,055)	(105,451)
s. Tax effects of US GAAP adjustments	94,056	71,611

Total US GAAP adjustments after tax effects	26,001	(33,840)

Shareholders’ equity in accordance with US GAAP	3,554,742	3,682,197

     The following presents Delhaize Group’s condensed consolidated balance sheets and condensed consolidated statements of income prepared in accordance with US GAAP considering all the items discussed previously in this note and certain other reclassifications that do not affect net income or shareholders’ equity, including transactions considered exceptional or non-operating under Belgian GAAP that are classified as operating under US GAAP.

Condensed Consolidated Balance Sheets

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
ASSETS
Current Assets:
Cash and cash equivalents	409,438	383,550
Receivables	470,056	505,878
Inventories	1,685,975	1,839,699
Prepaid expenses	53,890	59,197
Deferred tax assets	27,750	1,494

Total current assets	2,647,109	2,789,818
Property, at cost, less accumulated depreciation	3,707,122	4,190,533
Goodwill	3,464,182	3,433,193
Other intangible assets	755,971	1,388,834
Investment in companies accounted for under the equity method	13,186	11,028
Deferred tax assets	2,716	15,170
Other assets	104,511	82,523

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Total Assets	10,694,797	11,911,099

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities	2,551,671	2,701,841
Long-term borrowings	3,143,565	3,761,637
Capital lease obligations	693,174	788,745
Deferred tax liabilities	418,638	591,217
Other long-term liabilities	303,039	356,202

Total liabilities	7,110,087	8,199,642
Minority interests	29,968	29,260
Shareholders’ equity	3,554,742	3,682,197

Total Liabilities, Minority Interests and Shareholders’ Equity	10,694,797	11,911,099

Condensed Consolidated Statements of Income

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed
	in thousands of EUR)
Sales and other revenues	20,549,265	21,278,324	17,946,676
Cost of sales	15,602,136	16,140,723	13,764,324

Gross profit	4,947,129	5,137,601	4,182,352
Selling, general, and administrative expenses	4,095,833	4,362,424	3,568,742
Other (expense) income, net	1,656	(4,035)	35,713

Operating income	852,952	771,142	649,323
Interest expense, net	385,832	423,464	272,771
Net gain from extinguishment of debt	5,088	—	—
Income from companies accounted for under the equity method	1,300	496	3,130

Income before income taxes and minority interests	473,508	348,174	379,682
Income taxes	176,720	178,668	138,529

Income after income taxes and before minority interests	296,788	169,506	241,153
Minority interests	1,576	21,460	90,478

Income before cumulative effect of change in accounting principle	295,212	148,046	150,675
Cumulative effect of change in accounting principle, net of tax effect of EUR 4.5 million	7,803	—	—

Net Income	287,409	148,046	150,675

     “Cost of sales” includes shipping and handling costs, bottling costs, advertising costs and promotional allowances. “Cost of sales” under US GAAP differs from “cost of goods sold” under Belgian GAAP, as follows:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed
	in thousands of EUR)
Cost of goods sold under Belgian GAAP	15,323,270	15,968,370	13,695,993
Shipping and handling costs (a)	475,790	488,137	378,866
Bottling costs (a)	21,138	20,947	22,178
Equity method investees — see Note 22(j)	(143,146)	(124,207)	(198,465)
Other income, net (b)	(74,916)	(212,524)	(134,248)

Cost of sales under US GAAP	15,602,136	16,140,723	13,764,324

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a)	Included as “selling, administrative and other operating expenses,” “salaries, social security, and pensions” or “depreciation and amortization,” depending on the nature of the cost, in the Belgian GAAP statement of income.

(b)	Other income, net, primarily consists of income from in-store promotions and co-operative advertising (presented as “other operating income” in the Belgian GAAP statement of income), offset by advertising costs (presented as “selling, administrative and other operating expenses” in the Belgian GAAP statement of income).

     “Selling, general, and administrative expenses” include all costs incurred to deliver products from stores to the customers.

     “Other income (expense), net” primarily includes gains and losses on disposals of fixed assets.

     Income from companies accounted for under the equity method primarily represents income from those investees of Delhaize Group that are proportionately consolidated under Belgian GAAP (See Note 21 to the consolidated financial statements). Under US GAAP, these investments would be accounted for using the equity method of accounting. The following footnote summarizes the investments proportionately consolidated under Belgian GAAP (amounts presented in accordance with Belgian GAAP):

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Current assets	8,885	10,380
Current liabilities	13,605	17,125
Non-current assets	17,372	19,849
Non-current liabilities	398	338

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed
		in thousands of EUR)
Net sales	68,824	74,054	190,255
Operating income	775	1,004	2,880
Net income	539	475	1,513
Cash flows from operating activities	2,352	2,350	8,769
Cash flows from investing activities	(820)	(558)	(6,226)
Cash flows from financing activities	(2,881)	(1,185)	(5,253)

     Exceptional items under Belgian GAAP, as disclosed in Note 1 to the consolidated financial statements, do not qualify as extraordinary items under US GAAP. These amounts, under US GAAP, for 2002, 2001 and 2000, have been classified in operating income as “other income/expense, net,” and “selling, general and administrative expenses” depending on the nature of the cost.

Earnings Per Share

     In accordance with SFAS No. 128, “Earnings per Share” basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is a pro forma presentation that reflects the dilution of basic earnings per share that would have occurred if all contingent issuances of ordinary shares or ADSs that would individually reduce earnings per share had taken place at the beginning of the period (or the date issued, if later).

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with US GAAP is as follows:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed in thousands,
	except per share data)
Income before cumulative effect of change in accounting principle	295,212	148,046	150,675
Cumulative effect of change in accounting principle	(7,803)	—	—

Net income	287,409	148,046	150,675

Dilutive effect on earnings of ownership in subsidiary shares	—	—	(1,228)

Net income for diluted earnings per ordinary share	287,409	148,046	149,447

Weighted average number of ordinary shares outstanding	92,068	79,494	52,023
Dilutive effect of employee stock options	371	710	46

Weighted average number of diluted ordinary shares outstanding	92,439	80,204	52,069

Basic Earnings Per Ordinary Share:
Income before cumulative effect of change in accounting principle	3.20	1.86	2.90
Cumulative effect of change in accounting principle	(0.08)	—	—

Net income in accordance with US GAAP	3.12	1.86	2.90

Diluted Earnings Per Ordinary Share:
Income before cumulative effect of change in accounting principle	3.19	1.85	2.89
Cumulative effect of change in accounting principle	(0.08)	—	—
Dilutive effect on earnings of ownership in subsidiary shares	—	—	(0.02)

Net income for diluted earnings per ordinary share	3.11	1.85	2.87

     Approximately 4,048,000 shares and 424,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share for the year ended December 31, 2002 and 2001, respectively, because the effect was antidilutive.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statements of Comprehensive Income

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed
	in thousands of EUR)
Net income in accordance with US GAAP	287,409	148,046	150,675
Other comprehensive income:
Derivative instruments:
Cumulative effect of accounting change, net of tax effect of EUR 81.2 million (see US GAAP adjustment (q))	—	(132,420)	—
Change in fair value at the date interest rate lock agreements were settled, net of tax effect of 7.3 million	—	(11,055)
Adjustment in connection with the share exchange, net of tax effect of EUR 50.0 million (see Note 2 to the consolidated financial statements)	—	81,489	—
Reclassification adjustment recorded to net income, net of tax effect of EUR 4.1 million and EUR 2.9 million in 2002 and 2001, respectively	6,752	4,607	—
Unrealized loss on securities	(477)	(265)	—
Changes in unrealized foreign exchange gains and losses	(278,145)	82,298	50,118
Additional pension liability, net of tax effect of EUR 8.6 million and EUR 5.9 million in 2002 and 2001, respectively	(13,272)	(9,704)	(128)

Other comprehensive (loss) income	(285,142)	14,950	49,990

Comprehensive income in accordance with US GAAP	2,267	162,996	200,665

Accumulated other comprehensive income, end of year:
Derivative instruments	(50,627)	(57,379)	—
Securities	(742)	(265)	—
Unrealized foreign exchange gains and losses	(56,968)	221,177	138,879
Pension liability, net	(51,286)	(38,014)	(28,310)

Accumulated other comprehensive (loss) income, end of year	(159,623)	125,519	110,569

Presentation of Additional Financial Information in Accordance with US GAAP

Long-Lived Asset Impairment

     In August 2001, the United States Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which is effective for financial statements issued for years beginning after December 15, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”) and to develop a single accounting model, based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.

     During 2002, Delhaize Group adopted SFAS 144 that resulted in a pre-tax impairment charge of EUR 10.9 million. In 2001 and 2000, the pre-tax charge included in the Delhaize Group’s income statement for asset impairment was EUR 24.5 million and EUR 29.3 million, respectively. The 2001 and 2000 impairment losses were attributable to certain under-performing store assets based on estimated fair market values associated with those store assets in accordance with SFAS 121.

     In accordance with SFAS 144, Delhaize Group periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected undiscounted cash flows. If impairment is identified for retail stores, Delhaize Group compares the asset

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

group’s estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on Delhaize Group’s previous experience in disposing of similar assets and current economic conditions. The carrying value of assets to be disposed amounted to approximately EUR 20.1 million, EUR 48.1 million, and EUR 39.3 million at December 31, 2002, 2001, and 2000, respectively. At December 31, 2002, under the guidance of SFAS 144, these assets were classified as held for use because they do not meet the probability of sale within the one-year period criterion.

Debt Extinguishment

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). This statement modifies the treatment of sale-leaseback transactions and extinguishment of debt requiring gains and losses to be treated as ordinary income in most circumstances. While SFAS 145 is not required to be adopted by Delhaize Group for 2003, early application is encouraged. Accordingly, Delhaize Group has applied the provisions of SFAS 145 to its early extinguishment of debt activity during 2002 (see Note 12 to the consolidated financial statements) and has classified the gain related to early extinguishment in Delhaize Group’s US GAAP income statement below interest expense (see Section “Condensed Consolidated Income Statement”).

Goodwill and Other Intangible Assets

     In June 2001, FASB issued SFAS 141, which addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board (“APB”), Opinion No. 16, “Business Combinations,” and SFAS No. 38, “Accounting for Pre-acquisition Contingencies of Purchased Enterprises.” All business combinations that come within the scope of SFAS 141 are to be accounted for using the purchase method of accounting. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method of accounting for which the date of acquisition is July, 1, 2001 or later. SFAS 141 also sets forth new criteria for separability and in-separability of intangible assets. The application of SFAS 141 resulted in Delhaize Group’s identification of certain intangible assets such as assembled work force and distribution network that did not meet the separability criteria of SFAS 141, which were re-classified into goodwill along with their related deferred tax liabilities.

     On January 1, 2002, Delhaize Group adopted SFAS 142, which requires Delhaize Group to cease amortizing goodwill and other intangible assets with indefinite lives and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value.

     Upon adoption of SFAS 142, Delhaize Group performed its transitional assessment for potential impairment at each of its reporting units. The impairment assessment resulted in a non-cash pre-tax impairment charge of EUR 12.3 million, which was recorded as a cumulative effect of change in accounting principle in the US GAAP consolidated income statement for the year ended December 31, 2002. In calculating the impairment charge, the fair value of the impaired intangible asset was estimated using a discounted cash flow methodology. This impairment charge related to the Kash n’ Karry trade name and was due to Kash n’ Karry’s operating performance. The Florida market, where Kash n’ Karry is concentrated, is one of the most competitive markets in the Southeast region of the United States.

     Delhaize Group’s policy requires that an annual impairment assessment be conducted on the first day of the fourth quarter of each year. The annual impairment assessment resulted in an impairment charge of EUR 32.7 million, recorded as a component of operating income in the accompanying US GAAP consolidated statement of income for the year ended December 31, 2002, relating to the Kash n’ Karry trade name and to goodwill associated with Food Lion Thailand. In calculating the impairment charge, the fair value of the impaired intangible asset was

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

estimated using a discounted cash flow methodology and the fair value of the reporting unit was estimated using a combination of a discounted cash flow methodology and market comparisons. The impairment charge relating to the Kash n’ Karry trade name was the result of worsening conditions as noted above. The impairment charge relating to the Food Lion Thailand goodwill was primarily attributable to the heightened competitive environment.

     As a result of the adoption of SFAS 142, amortization expense of approximately EUR 129.8 million for goodwill and other indefinite life assets was not recognized in the US GAAP consolidated income statement for the year ended December 31, 2002.

     Delhaize Group’s 2001 and 2000 results of operations do not reflect the provisions of SFAS 142. Had Delhaize Group adopted SFAS 142 on January 1, 2000, the net income and basic and diluted net income per common share would have been the adjusted amounts indicated below:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed
	in thousands of EUR)
Net Income as reported	287,409	148,046	150,675
Add: amortization of goodwill and other intangible assets	—	98,496	26,660

Adjusted net income	287,409	246,542	177,335
Dilutive effect on earnings of ownership in subsidiary shares	—	—	(1,228)

Adjusted net income for diluted earnings per share	287,409	246,542	176,107

Basic earnings per share:
Net income as reported	3.12	1.86	2.90
Amortization of goodwill and other intangible assets	—	1.24	0.51

Adjusted net income	3.12	3.10	3.41

Diluted earnings per share:
Net income as reported	3.11	1.85	2.87
Amortization of goodwill and other intangible assets	—	1.22	0.51

Adjusted net income	3.11	3.07	3.38

The carrying amount of goodwill and trade names (determined to have indefinite lives) is as follows:

	Goodwill	Trade names

	(All amounts are expressed
	in thousands of EUR)
Balance at January 1, 2002 *	3,664,509	576,920
Cumulative effect of change in accounting principle	—	(12,284)
Annual impairment assessment	(4,267)	(28,448)
Acquisitions	15,830	—
Purchase accounting adjustment	45,682	460
Translation effect	(257,572)	(86,450)

Balance at December 31, 2002	3,464,182	450,198

*	Reflects the reallocation of goodwill in accordance with SFAS 141.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     At December 31, 2002 and 2001, Delhaize Group’s intangible assets with finite lives consist of favorable leasehold improvements, liquor licenses, prescription files, and developed software. The components of its intangible assets with finite lives are as follows:

	2002			2001

	Gross Carrying	Accumulated		Gross Carrying	Accumulated
	Amount	Amortization	Total	Amount	Amortization	Total

	(All amounts are expressed in thousands of EUR)
Favorable leasehold	347,293	(63,836)	283,457	431,089	(33,809)	397,280
Other	28,558	(6,242)	22,316	35,842	(4,716)	31,126

Total	375,851	(70,078)	305,773	466,931	(38,525)	428,406

     Estimated amortization expense for intangible assets with finite lives for the five succeeding years is as follows (in millions of euro):

2003	35.6
2004	34.9
2005	33.0
2006	31.0
2007	27.4

Store Closings

     Delhaize Group’s Belgian GAAP accounting policy related to store closings is described in Note 1, Store Closing Costs, to the consolidated financial statements. Delhaize Group’s Belgian GAAP store closing costs recognition and measurement criteria do not differ from its US GAAP accounting policy.

     Under Belgian GAAP, store closing costs related to store closings in the normal course of business (i.e., on a store-by-store basis) are charged to operating income as “selling, administrative and other operating expenses” and store closing costs related to store closings outside of the normal course of business (e.g., a specific market area, Delhaize Group store banner, etc.) are charged to “exceptional expenses.” Under US GAAP, store closing costs, regardless of their nature, are charged to operating income.

     In 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2002, Delvita recorded additions to closed stores liabilities of EUR 1.8 million related to four additional stores and adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of approximately EUR 1.7 million. At December 31, 2002, Delvita had EUR 2.9 million closed stores liabilities for eleven closed stores.

     In 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its subsidiary, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United States bankruptcy code on November 12, 2001 and is still in liquidation. In connection with these closings, Delhaize Group recorded losses of EUR 17.0 million and closed stores liabilities of EUR 17.5 million. During 2002, Delhaize Group recorded adjustments of EUR 1.7 million and cash payments of approximately EUR 4.4 million against theses reserves. At December 31, 2002, Delhaize Group had EUR 12.5 million closed stores liabilities related to the liquidation of SDM.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Other than those store closings in 2002 and 2001 relating to Delvita and the store closings in 2001 relating to SDM, the majority of Delhaize Group’s store closings in 2002, 2001 and 2000 relate to Delhaize America.

     The following table is presented to show the number of Delhaize America stores closed and planned to be closed at December 31, 2002, 2001 and 2000 that compose Delhaize America’s closed store liabilities at those dates. Additionally, the number of stores committed for closure, the number of stores closed, the number of closed stores acquired and the number of stores sold or for which the lease was terminated in 2002, 2001 and 2000:

		Planned
	Closed	Closings	Total

Balance, January 1, 2000	156	7	163
Stores added	—	36	36
Stores acquired	25	1	26
Planned closings completed	30	(30)	—
Stores sold/lease terminated	(24)	—	(24)

Balance, December 31, 2000	187	14	201
Stores added	—	8	8
Planned closings completed	12	(12)	—
Stores sold/lease terminated	(20)	—	(20)

Balance, December 31, 2001	179	10	189
Stores added	—	10	10
Planned closings completed	15	(15)	—
Stores sold/lease terminated	(22)	—	(22)

Balance, December 31, 2002	172	5	177

     The following table reflects Delhaize America’s closed store liabilities at December 31, 2002, 2001 and 2000 and activity during 2002, 2001 and 2000 including additions to closed store liabilities charged to operations, additions for closed stores acquired in purchase transactions, adjustments to liabilities based on changes in facts and circumstances and payments made:

		December 31,

	2002	2001	2000

	(All amounts are expressed
	in millions of EUR)
Beginning of year balance, January 1,	187.0	199.0	106.3
Additions charged to earnings:
Store closings — lease obligations	4.0	3.2	36.3
Store closings — other exit costs	1.0	0.3	5.0
Adjustments to prior year estimates — lease obligations	(8.9)	4.7	0.9
Adjustments to prior year estimates — other exit costs	5.3	0.3	4.2

Total charge to earnings, net	1.4	8.5	46.4
Reductions:
Lease payments made	(16.7)	(17.1)	(11.9)
Lease terminations	—	(1.3)	(3.7)
Payments for other exit costs	(3.9)	(5.0)	(6.5)

Total reductions	(20.6)	(23.4)	(22.1)
Closed store liabilities associated with purchase transactions:
Lease obligations	—	—	43.2
Other exit costs	—	—	21.6
Adjustments to goodwill	—	(7.8)	(4.0)

Total acquired liabilities	—	(7.8)	60.8
Translation adjustments	(28.0)	10.7	7.6

Ending balance, December 31,	139.8	187.0	199.0

     The balance at December 31, 2002 of EUR 139.8 million consisted of lease obligations and other exit costs of EUR 110.1 million and EUR 29.7 million, respectively. The balance at December 31, 2001 of EUR 187.0 million consisted of lease obligations and other exit costs of EUR 159.2 million and EUR 27.8 million, respectively. The balance at December 31, 2000 of EUR 199.0 million consisted of lease obligations and other exit costs of EUR 163.6 million and EUR 35.4 million, respectively.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize America provided for closed store liabilities in each of the years presented in the above table relating to the estimated post-closing lease obligations and related other exit costs (which include estimated real estate taxes, common area maintenance and other costs contractually required to be paid in connection with the lease obligations) associated with the store closing commitments. Store closings are generally completed within one year after the decision to close. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to 20 years. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants, changes in actual store closing dates that differ from planned store closing dates and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Store closing liabilities are reviewed quarterly to ensure that current estimates are consistent with amounts recorded in the financial statements. During 2000, Delhaize America closed a store previously operated by the Hannaford banner as part of the merger related divestitures. At that time, Delhaize America established the required store closing reserves. In 2002, Delhaize America made the decision to re-open the store under the Food Lion banner, and reversed the store closing reserve of EUR 6.9 million.

     Delhaize America uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

     During 2002, Delhaize America recorded additions to closed store liabilities of EUR 1.4 million related to 15 store closings made in the ordinary course of business and adjustments to prior year estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 20.6 million. These reductions include cash payments of approximately EUR 16.7 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.9 million paid for other exit costs.

     During 2001, Delhaize America recorded additions to closed store liabilities of EUR 8.5 million related to 12 store closings made in the ordinary course of business and adjustments to prior year estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 23.4 million. These reductions included cash payments of approximately EUR 17.1 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, EUR 1.3 million for lease termination fees and EUR 5.0 million paid for other exit costs, as discussed above. The non-cash adjustments of EUR 7.8 million related primarily to two events: 1) the revaluation of closed store liabilities of approximately EUR 6.7 million as a result of the share exchange by Delhaize Group; and 2) a reduction for closed stores acquired in the Hannaford acquisition, based on final purchase accounting allocation of EUR 14.5 million.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The revenues and operating results for stores closed are not material to Delhaize Group’s total revenues and operating results for any of the years presented above. Future cash obligations for closed store liabilities are tied principally to the remaining non-cancelable lease payments less sublease payments to be received. See Note 16 to the consolidated financial statements for a summary of the gross future cash flows for closed store lease obligations.

Benefit Plans

     Delhaize America has a non-contributory retirement plan covering all employees at its operating subsidiaries Food Lion and Kash n’ Karry with one or more years of service. Employees’ benefits under the plan become vested after five years of consecutive service. Forfeitures of the plan are used to off-set plan expenses. The plan provides benefits to participants upon death, retirement or termination of employment with Delhaize America. Contributions to the retirement plan are determined by Delhaize America’s Board of Directors. Expense related to the plan was EUR 51.5 million, EUR 52.3 million and EUR 88.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     During 2002, Delhaize America established a defined contribution 401(k) plan for its Food Lion and Kash n’ Karry employees. Delhaize America made no contributions to the plan during 2002.

     One of Delhaize America’s operating subsidiaries, Hannaford, maintains a non-contributory, defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees’ length of service and earnings. Delhaize America’s policy is to fund the plan based upon legal requirements and tax regulations. Plan assets consist of common stock, cash and cash equivalents and fixed income investments. Hannaford also provides a defined contribution 401(k) plan to substantially all employees. The amount charged to expense for this plan in 2002 and 2001 was approximately EUR 7.0 million and EUR 6.8 million. The amount charged to expense for this plan in 2000 from the acquisition date of Hannaford through December 31, 2000 was approximately EUR 2.5 million. The defined benefit pension plan was underfunded by EUR 38.0 million and EUR 20.8 million at the end of 2002 and 2001, respectively.

     Delhaize Belgium has a contributory, defined benefit pension plan covering approximately 10% of its employees. The plan provides benefits to participants upon death or retirement and Delhaize Belgium funds the plan based upon legal requirements and tax regulations.

     Hannaford provides certain health care and life insurance benefits for retired employees (“post-retirement benefits”). Substantially all employees may become eligible for these benefits if they reach early or normal retirement age and accrue ten years of service while working for Hannaford. The post-retirement health care plan is contributory for most participants with retiree contributions adjusted annually. Life insurance benefits are not available for employees who retired after January 1, 1996. The post-retirement benefit plan was underfunded EUR 2.9 million and EUR 4.1 million at the end of 2002 and 2001, respectively.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize Group’s disclosures for its defined benefit plans, as required by SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits” are as follows:

     Pension Benefits

	2002			2001

		Plans			Plans
		Outside of			Outside of
	United	the		United	the
	States	United		States	United
	Plans	States	Total	Plans	States	Total

	(All amounts are expressed in thousands of EUR)
Change in benefit obligation:
Benefit obligation at beginning of year	107,950	81,272	189,222	100,128	77,616	177,744
Benefit obligation at acquisition	—	—	—	—	1,429	1,429
Service cost	4,673	2,892	7,565	4,975	3,274	8,249
Interest cost	7,015	4,910	11,925	7,570	4,687	12,257
Plans’ participants’ contributions	—	1,405	1,405	—	1,250	1,250
Plans’ amendments	—	1,546	1,546	794	—	794
Actuarial gains/(losses)	8,086	3,610	11,696	1,890	(590)	1,300
Benefits paid	(8,821)	(6,670)	(15,491)	(13,034)	(6,506)	(19,540)
Foreign currency translation	(18,309)	(318)	(18,627)	5,627	112	5,739

Benefit obligation at end of year	100,594	88,647	189,241	107,950	81,272	189,222

Change in plans’ assets:
Fair value of plans’ assets at beginning of year	87,190	48,606	135,796	109,739	47,003	156,742
Actual return on plans’ assets	(7,375)	1,915	(5,460)	(18,460)	1,854	(16,606)
Group contributions	4,350	6,275	10,625	3,276	5,005	8,281
Plans’ participants’ contributions	—	1,405	1,405	—	1,250	1,250
Benefits paid	(8,821)	(6,670)	(15,491)	(13,034)	(6,506)	(19,540)
Foreign currency translation	(12,754)	—	(12,754)	5,669	—	5,669

Fair value of plans’ assets at end of year	62,590	51,531	114,121	87,190	48,606	135,796

Funded status of the plans	(38,004)	(37,116)	(75,120)	(20,760)	(32,666)	(53,426)
Unrecognized prior service cost	624	1,546	2,170	807	—	807
Unrecognized actuarial loss	37,739	10,531	48,270	20,197	6,155	26,352
Unrecognized net transition obligation	—	932	932	—	997	997

Net amount recognized	359	(24,107)	(23,748)	244	(25,514)	(25,270)

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	2002			2001

		Plans			Plans
		Outside of			Outside of
	United	the		United	the
	States	United		States	United
	Plans	States	Total	Plans	States	Total

	(All amounts are expressed in thousands of EUR)
Amounts recognized in the Condensed Consolidated Balance Sheets (presented above):
Accrued benefit liabilities	(33,189)	(25,389)	(58,578)	(16,234)	(25,726)	(41,960)
Intangible Assets	624	1,104	1,728	807	—	807
Shareholders’ equity (representing accumulated other Comprehensive income adjustments)	32,924	178	33,102	15,671	212	15,883

Net amount recognized	359	(24,107)	(23,748)	244	(25,514)	(25,270)

     Actuarial assumptions have been determined by actuaries on a country-by-country basis and plan-by-plan. Weighted average actuarial assumptions have been determined as follows:

	2002		2001

		Plans Outside		Plans Outside
	United States	of the	United States	Of the
	Plans	United States	Plans	United States

Discount rate	6.5%	5.3%	7.3%	5.8%
Rate of compensation increase	4.5%	3.5%	4.5%	4.0%
Expected return on plan assets	9.0%	5.7%	10.5%	6.6%

	Year Ended December 31,

	2002			2001

		Plans			Plans
		Outside of			Outside of
	United	the		United	the
	States	United		States	United
	Plans	States	Total	Plans	States	Total

	(All amounts are expressed in thousands of EUR)
Components of net periodic benefit costs:
Service cost	4,673	4,297	8,970	4,975	4,524	9,499
Plans’ participants’ contributions	—	(1,405)	(1,405)	—	(1,250)	(1,250)
Expected interest cost	7,015	4,910	11,925	7,570	4,687	12,257
Expected return on plans’ assets	(8,296)	(2,780)	(11,076)	(10,353)	(3,085)	(13,438)
Amortization of unrecognized prior service cost	60	—	60	—	—	—
Amortization of actuarial net loss	728	67	795	61	—	61
Amortization of net transition obligation	—	65	65	—	1,684	1,684

Net periodic benefit costs	4,180	5,154	9,334	2,253	6,560	8,813

     The aggregate accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were EUR 162.8 million and EUR 114.1 million, respectively, as of December 31, 2002, and EUR 161.6 million and EUR 135.8 million, respectively, as of December 31, 2001.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Post-Retirement Benefits

	Year Ended December 31,

	2002	2001

	(All amounts are expressed in
	thousands of EUR)
Change in benefit obligation :
Benefit obligation at beginning of year	4,101	3,639
Interest cost	269	268
Actuarial loss (gain)	(445)	491
Benefits paid	(468)	(505)
Foreign currency translation	(593)	208

Benefit obligation at end of year	2,864	4,101

Change in plan assets :
Fair value of plan assets at beginning of year	—	—
Employer contribution	468	505
Benefits paid	(468)	(505)

Fair value of plan assets at end of year	—	—

Funded status at the end of year	(2,864)	(4,101)

     For measurement purposes, the assumed annual rates of increase in the per capita cost of covered health care benefits for 2002 were 7.5% prior to age 65 and 9.5% after age 65. For purposes of determining the post-retirement benefit obligation at the end year, a 12.0% annual rate of increase was assumed for 2003. The rate was assumed to decrease 1.0% per year to 6.0% through 2009 and to further decrease by 0.5% per year to 5.0% in 2011 and to remain at that level thereafter.

     A 1.0% change in the assumed health care trend rates would not have a material effect on the post-retirement benefit obligation or expense.

Income Taxes

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed
	in thousands of EUR)
Income before income taxes and minority interests:
Belgian companies	29,094	40,375	52,101
Foreign companies	444,414	307,799	327,581

Total income before income taxes and minority interests	473,508	348,174	379,682

Income taxes consist of the following:
Current:
Belgian companies	13,429	3,304	11,533
Foreign companies	112,595	120,093	91,647

Total current	126,024	123,397	103,180
Deferred:
Belgian companies	(1,518)	16,391	2,537
Foreign companies	52,214	38,880	32,812

Total deferred	50,696	55,271	35,349

Total income taxes	176,720	178,668	138,529

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The components of deferred income tax assets and liabilities are as follows:

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Deferred tax assets:
Pension	7,115	9,244
Accrued expenses	36,904	12,764
Prepayments and other assets	69,739	88,310
Provisions for store closing	66,047	86,501
Leases	66,587	71,923
Operating loss carryforwards and tax credits	67,591	74,196
Others	6,108	15,621

Total deferred tax assets	320,091	358,559
Less: valuation allowances	(63,285)	(58,492)

Total deferred tax assets	256,806	300,067

     The change in the valuation allowance was primarily due to certain net operating losses which may not be utilized in future years and foreign currency translation.

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Deferred tax liabilities:
Fixed assets	(602,440)	(831,191)
Inventories	(13,458)	(17,472)
Other	(29,080)	(47,745)

Total deferred tax liabilities	(644,978)	(896,408)

     Net deferred income tax assets and liabilities were classified in the accompanying consolidated balance sheets prepared and presented in accordance with US GAAP as follows:

	December 31,

	2002	2001

	(All amounts are expressed
	in thousands of EUR)
Current deferred tax assets	27,750	1,494
Non-current deferred tax assets	2,716	15,170
Current deferred tax liabilities	—	(21,788)
Non-current deferred tax liabilities	(418,638)	(591,217)

Net deferred tax liabilities	(388,172)	(596,341)

     The decrease of the net deferred tax liability of EUR 208 million from December 31, 2001 to December 31, 2002 was primarily composed of a decrease of EUR 112 million relating to the adoption of SFAS 141, a decrease of EUR 42 million relating to purchase accounting adjustments associated with the share exchange with Delhaize America, and a decrease of EUR 91 million relating to the translation of deferred taxes from Delhaize America – offset by an increase in deferred taxes of EUR 51 million.

     At December 31, 2002, Delhaize Group had net operating loss (“NOL”) and tax credit carryforwards, for tax purposes, of approximately EUR 784 million, which will expire at various dates between 2003 and 2021. Approximately EUR 655 million (USD 687 million) of this amount was due to state tax losses generated by Hannaford in the Southeast of the United States for which realization is not considered likely. Accordingly, a valuation allowance of EUR 27.9 million was recorded on the related deferred tax asset.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The NOL and tax credit carryforwards may not be used to offset income taxes in other jurisdictions. Delhaize Group has established a valuation allowance to reduce the tax benefit of certain net operating losses to an amount that is more likely than not realizable.

     The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate with Delhaize Group’s effective income tax rate:

	Year Ended December 31,

	2002	2001	2000

Belgian statutory income tax rate	40.2%	40.2%	40.2%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium: (primarily due to United States federal and state income tax rates applied to the income of Delhaize America)(1)	(1.4)	2.1	0.4
Amortization of non-deductible goodwill at non-US subsidiaries	—	4.6	0.9
Tax charges on dividend income	0.6	0.8	0.8
Non-taxable income / non-deductible expenses	(2.6)	1.2	(3.9)
Non-taxable capital gain	—	—	(3.4)
Change in enacted rate (2)	(1.8)	—	—
Other	2.3	2.4	1.5

Effective tax rate	37.3%	51.3%	36.5%

(1)	In 2002, approximately 82% of Delhaize Group’s consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 38.5%.

In 2001, approximately 97% of Delhaize Group’s consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 46.8%.

In 2000, approximately 75% of Delhaize Group’s consolidated income before income taxes and minority interests was attributable to Delhaize America, which had an effective income tax rate of 41%.

(2)	The Belgian statutory tax rate was changed from 40.2% to 34.0% for fiscal years starting in 2003. This change was enacted in December 2002.

     Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as management has asserted that it has specific plans to permanently reinvest the undistributed earnings of these subsidiaries. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.5 billion and EUR 1.9 billion at December 31, 2002 and December 31, 2001, respectively.

Stock Based Compensation

Under US GAAP, Delhaize Group has elected to follow the accounting provisions of APBO 25, for grants of shares, stock options and other equity instruments and to adopt the disclosure-only provisions of SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”). In January 2003, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. Certain new disclosure provisions of SFAS 148 are required for fiscal years ending after December 15, 2002.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Delhaize Group Stock Options

     On June 6, 2002, Delhaize Group commenced a 60-day offering of a maximum of 220,000 stock options to certain employees. During the subscription period 158,300 stock options were subscribed (i.e., accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 54.30 per share. The stock options may be exercised starting January 1, 2006 through June 5, 2009.

     On June 5, 2001, Delhaize Group commenced a 60-day offering of a maximum of 150,000 stock options to certain employees. During the subscription period 134,900 stock options were subscribed (i.e., accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 64.16 per share. The stock options may be exercised starting January 1, 2005 through June 4, 2008.

     On June 5, 2000, Delhaize Group commenced a 60-day offering of a maximum of 130,000 stock options to certain employees. During the subscription period, 115,000 stock options were subscribed (i.e., accepted by employees). The holder of each stock option has the right to subscribe to one ordinary share of Delhaize Group for EUR 63.10 per share. The subscription rights may be exercised on the 1st through the 20th of June, September and December in 2004, 2005 and 2006.

     The following table summarizes information about stock options under this plan granted, outstanding and exercisable at December 31, 2002 and 2001:

	December 31,

	2002	2001

Options Outstanding
Outstanding at beginning of period	249,300	115,000
Granted	210,100	141,000
Exercised	—	—
Forfeited	(57,000)	(6,700)

Outstanding at the end of year	402,400	249,300

Options exercisable at the end of period	—	—

     The fair value of each option has been estimated on the date of grant using a Black-Scholes pricing model with the following assumptions: risk free rate of 5.0%, 5.0% and 5.6% for 2002, 2001 and 2000, respectively, expected life of 5 years for 2002, 2001 and 2000, volatility of 38.8%, 36.0% and 38.0% for 2002, 2001 and 2000, respectively and a dividend yield of 2.6%, 2.2% and 2.6% for 2002, 2001 and 2000, respectively.

     Compensation expense for these options recognized during 2002, 2001 and 2000 was approximately EUR 32 thousand, EUR 538 thousand and EUR 667 thousand, respectively. The weighted average fair value of options granted was approximately EUR 18.02, EUR 23.35 and EUR 24.99 per option for 2002, 2001, and 2000, respectively.

Delhaize America Stock Option Plans

     Delhaize America participates in a stock option plan of Delhaize Group under which incentive stock options to purchase up to 8 million shares of Delhaize Group ADSs may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Options become exercisable as determined by the Board of Directors of Delhaize Group on the date of grant, provided that no option may be exercised more than ten years after the date of grant. Additionally, Delhaize America still has options outstanding under a 1996 Food Lion Plan, 1988 and 1998 Hannaford Plans and a 2000 Delhaize America Plan; however, Delhaize America can no longer grant options under these plans.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Upon completion of the share exchange (see Note 2 to the consolidated financial statements), each of the Delhaize America options to purchase Delhaize America common stock, whether vested or unvested, was converted into an option to purchase the number of Delhaize Group ADSs, rounded up to the nearest whole share, equal to the number of shares of Delhaize America common stock subject to the option, multiplied by 0.40. The converted options are subject to substantially the same terms and conditions as were applicable to the converted options prior to the effective time of the share exchange.

     A summary of shares reserved for outstanding options, activity and related weighted average exercise price from the effective date of the share exchange is presented below:

		Weighted
		Average Exercise
	Shares	Price (in USD)

2001
Conversion to Delhaize Group ADSs
Outstanding as of the effective date of the share exchange	3,482,709	39.30
Granted	17,284	52.51
Exercised	(287,441)	22.22
Forfeited/expired	(73,206)	55.15

Outstanding at end of year	3,139,346	40.29

Options exercisable at end of year	1,493,106	28.39
2002
Outstanding at beginning of year	3,139,346	40.29
Granted	1,803,273	49.80
Exercised	(243,756)	20.44
Forfeited/expired	(288,196)	53.74

Outstanding at end of year	4,410,667	44.39

Options exercisable at end of year	1,843,993	36.48

     The following table summarizes options outstanding and options exercisable as of December 31, 2002, and the related weighted average remaining contractual life (years) and weighted average exercise price:

Options Outstanding

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise Price
Range of exercise prices	Outstanding	Life	(in USD)

USD 10.85 - USD 42.50	1,480,053	5.56	30.26
USD 42.51 - USD 49.81	1,759,441	9.32	49.69
USD 49.82 - USD 93.04	1,171,173	7.41	54.29

USD 10.85 - USD 93.04	4,410,667	7.55	44.39

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Options Exercisable

		Weighted
	Number	Average Exercise
Range of exercise prices	Exercisable	Price (in USD)

USD 10.85 - USD 42.50	1,308,743	28.78
USD 42.51 - USD 49.81	102,645	48.92
USD 49.82 - USD 93.04	432,605	56.47

USD 10.85 - USD 93.04	1,843,993	36.48

     The weighted average fair value at date of grant for options granted during 2002 and 2001 was USD 16.34 and USD 14.38. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2002	2001

Expected dividend yield (%)	2.6	2.2
Expected volatility (%)	38.8	36.0
Risk-free interest rate (%)	4.6	3.8
Expected term (years)	5.2	4.0

     Delhaize America has restricted stock plans for executive employees. These restricted shares will vest over five years from the grant dates. The weighted average grant date fair value for these shares was USD 49.81 in 2002 and USD 19.27 in 2001 (from the date of the share exchange). On a US GAAP basis, Delhaize America recorded compensation expense related to restricted stock of approximately USD 7.7 million (EUR 8.1 million), USD 5.7 million (EUR 6.4 million) and USD 1.6 million (EUR 1.7 million) in 2002, 2001 and 2000, respectively.

     A summary of shares reserved for outstanding restricted stock grants and activity from the effective date of the share exchange:

Shares

2001
Conversion to Delhaize Group ADSs
Outstanding as of the effective date of the share exchange	268,300
Granted	—
Exercised	(16,540)
Forfeited/expired	(711)

Outstanding at the end of year	251,049

2002
Outstanding at beginning of year	251,049
Granted	121,684
Exercised	(146,353)
Forfeited/expired	(22,306)

Outstanding at end of year	204,074

     As of December 31, 2002, there were 5.2 million shares of Delhaize Group ADSs available for future grants of incentive stock options.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Delhaize Group Pro forma Disclosures

     Had compensation cost been determined based on the provisions of SFAS 123, Delhaize Group’s pro forma net earnings and earnings per share, on a US GAAP basis, would have been as follows:

	Year Ended December 31,

	2002	2001	2000

	(All amounts are expressed in thousands of
	EUR, except per share data)
Net income — as reported	287,409	148,046	150,675
Deduct: Total stock-based employee compensation expense determined using fair value based method (net of tax)	(13,128)	(11,741)	(4,686)
Net income — pro forma (unaudited)	274,281	136,305	145,989
Basic earnings per share — as reported	3.12	1.86	2.90
Basic earnings per share — pro forma (unaudited)	2.98	1.71	2.81
Diluted earnings per share — as reported	3.11	1.85	2.87
Diluted earnings per share — pro forma (unaudited)	2.97	1.70	2.79

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

     Long-term debt : The fair values of Delhaize Group’s long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies.

	December 31,

	2002	2001

	(All amounts are expressed
	in millions of EUR)
Fair value of long-term debt	2,847.2	4,126.1
Carrying amount of long-term debt	3,149.4	3,781.4

     Derivative financial instruments: The fair value of the derivative financial instruments is the amount at which these instruments could be settled based on estimates obtained from financial institutions.

	December 31,

	2002	2001

	(All amounts are expressed
	in millions of EUR)
Fair Value:
Interest rate instruments	22.0	(7.8)
Cross currency swaps	(2.5)	(5.5)
Foreign exchange contracts	—	(0.5)
Currencies options	1.9	—

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Recently Issued Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Delhaize Group is currently assessing the potential effect of SFAS 143 on its consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” (“SFAS 146”). SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities (including store closings). SFAS 146 replaces previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Issue 94-3 required that a liability for an exit cost be recognized when the Company committed to a specific plan; whereas, SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002.

     EITF Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received,” was proposed in September of 2002 and a consensus was reached in January 2003. This issue addresses new guidelines to support the accounting by a retailer, of vendor allowances, and directs that certain allowances received from a vendor should be presumed to be a part of inventory and recognized as the product is sold, unless the allowance is a reimbursement of specific costs incurred in advertising the vendor’s products. Although Delhaize Group records allowances appropriately as a reduction of cost of sales according to previous US GAAP guidelines, Delhaize Group is currently analyzing the effect this issue would have on its consolidated financial statements. Delhaize Group believes this change will have an effect on the timing of the recognition of certain allowances that will now be a part of inventory and recognized when the related product is sold.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which is an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. See Note 19 to the consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, “Consideration of Variable Interest Entities.” This interpretation requires a company to consolidate variable interest entities (“VIE”) if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE possesses specific characteristics. It also requires additional disclosure for parties involved with VIEs. The provisions of this interpretation are effective in 2003. Delhaize Group believes that the adoption of this interpretation will not have a material effect on its consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has not determined the effect, if any, that SFAS 149 will have on its consolidated financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     During May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of SFAS 150 to have a significant impact on our operating results or financial position.

EXHIBIT INDEX

Exhibit
No.	Description	Page No.

1.1	Articles of Association of Delhaize Group (English translation)	E-3

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November , 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Generale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

E-1

Exhibit
No.	Description	Page No.

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Generale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 22, 2003 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents	E-22

8.1	Subsidiaries of Delhaize Group (as of December 31, 2002)	E-32

11.1	Consent of Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL	E-34

11.2	Delhaize Group Annual Report of Shareholders for 2002	E-35

11.3	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-115

11.4	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-116

E-2