Form 20-F
period 2003-12-31
DELHAIZE GROUP
filed 2004-06-30
CIK 930309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003
or
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

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

Ordinary Shares, without nominal value	92,624,557 (as of December 31, 2003)

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

Item 17 [  ] Item 18 [X]

 i

GENERAL INFORMATION

     The consolidated financial statements of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (also referred to with our consolidated and associated companies, except where the context otherwise requires, as “Delhaize Group”, “we”, “us”, “our” and the “Company”) appear in Item 18 “Financial Statements” of this annual report on Form 20-F. The consolidated financial statements of Delhaize Group presented herein and the notes to the financial statements are prepared in conformity with accounting principles generally accepted in Belgium (“Belgian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 22 to the consolidated financial statements.

     Delhaize Group is a food retailer headquartered in Belgium, which operates in ten countries and on three continents. Delhaize Group was founded in Belgium in 1867. As of December 31, 2003, Delhaize Group had a sales network (which includes company-operated, affiliated and franchised stores) of 2,559 stores and employed approximately 142,000 people. The principal activity of Delhaize Group is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group’s consolidated subsidiary, Delhaize America, Inc. (“Delhaize America”), and Delhaize Group’s businesses in Belgium, the Grand-Duchy of Luxembourg and Germany (collectively, “Delhaize Belgium”). Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB.” Delhaize Group American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), are listed on the New York Stock Exchange under the symbol “DEG.” The Delhaize Group website can be found at www.delhaizegroup.com and www.delhaize.com.

     Delhaize Group’s year ends on December 31. The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 53 weeks through January 3, 2004 in Delhaize Group’s year ended December 31, 2003 and 52 weeks through December 28, 2002 and December 29, 2001 in Delhaize Group’s years ended December 31, 2002 and 2001, respectively. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis. The results of operation of J.H. Harvey Co., LLC (“Harveys”) were included in Delhaize Group’s year ended December 31, 2003, prospectively from October 26, 2003, the date Delhaize Group acquired Harveys. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003. The results of operations of Super Discount Markets, Inc. (“SDM”) included in Delhaize Group’s year ended December 31, 2001, covered the period through November 12, 2001, the date SDM filed for bankruptcy.

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

     The euro is Delhaize Group’s reporting currency. The translations of the euro amounts into U.S. dollar (USD) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.263, the approximate rate of exchange on December 31, 2003. Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 1 to the consolidated financial statements.

     Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
rue Osseghemstraat 53
1080 Brussels, Belgium
+32-2-412-2111
www.delhaizegroup.com

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

     This document describes other important factors that could cause actual results to differ materially from expectations of Delhaize Group, including the factors described under “B. Risk Factors” of Item 3 “Key Information” below and the factors described under “D. Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” below. All written and oral forward-looking statements attributable to Delhaize Group or persons acting on behalf of Delhaize Group are expressly qualified in their entirety by such factors.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial data for Delhaize Group is qualified in its entirety by reference to, and should be read in conjunction with, the consolidated financial statements of Delhaize Group and the notes to the consolidated financial statements included under Item 18 “Financial Statements” of this annual report. The historical financial data has been derived from the audited financial statements of Delhaize Group prepared in accordance with Belgian GAAP. You should refer to Note 22 of the financial statements included in this document for a discussion of the principal material differences between Belgian GAAP and US GAAP as they apply to Delhaize Group.

     The U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.263, the approximate rate of exchange on December 31, 2003.

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	USD	EUR	EUR	EUR	EUR	EUR
	(In millions, except per share amounts)
INCOME STATEMENT DATA
Belgian GAAP
Sales	23,770	18,820	20,688	21,396	18,168	14,310
Operating income	1,022	809	807	921	740	648
Income before taxation	386	306	339	361	402	511
Income after taxation and before minority interests	220	175	180	169	256	321
Net income	216	171	178	149	161	170
Cash dividends (1)	117	93	81	133	125	65
Earnings per share (2)	2.35	1.86	1.94	1.88	3.09	3.27
US GAAP
Sales and other revenues	23,590	18,678	20,368	21,073	17,729	13,903
Operating income	1,094	866	870	787	635	615
Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	692	548	493	366	367	497
Income before minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	427	338	309	181	233	313
Net income	307	243	287	148	151	166
Cash dividends paid (1)	102	81	133	125	65	58
Basic earnings per share (2)	3.33	2.64	3.12	1.86	2.90	3.19
Diluted earnings per share (2)	3.32	2.63	3.11	1.85	2.87	3.18

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	USD	EUR	EUR	EUR	EUR	EUR
	(In millions)
BALANCE SHEET DATA
Belgian GAAP
Other assets — current	3,059	2,422	2,760	2,951	2,910	2,525
Total assets	12,023	9,519	10,840	12,086	10,398	5,723
Short-term borrowings	302	239	465	571	3,348	607
Long-term borrowings	3,447	2,730	3,124	3,761	690	622
Long-term capitalized lease commitments	686	543	667	769	649	482
Capital shares	58	46	46	46	26	25
Minority interests	45	35	34	36	1,510	905
Shareholders’ equity	4,211	3,334	3,529	3,716	1,365	1,086
US GAAP
Current assets	2,939	2,346	2,647	2,790	2,810	2,453
Total assets	12,014	9,512	10,695	11,759	10,433	5,735
Short-term borrowings	302	239	463	559	3,303	599
Long-term borrowings	3,461	2,740	3,144	3,762	689	621
Long-term capital lease obligations	722	572	693	789	668	500
Capital shares	58	46	46	46	26	25
Minority interests	40	32	30	29	1,526	902
Shareholders’ equity	4,370	3,460	3,555	3,682	1,550	1,195

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	USD	EUR	EUR	EUR	EUR	EUR
	(In millions, except store count and per share amounts)
OTHER DATA
Store count at period end		2,559	2,527	2,444	2,310	2,112
Weighted average shares outstanding at period end		92.1	92.1	79.5	52.0	52.0
Net cash provided by operating activities	1,072	849	1,037	1,208	670	622
Net cash (used in) investing activities	(609)	(482)	(601)	(608)	(3,330)	(759)
Net cash (used in) provided by financing activities	(431)	(341)	(350)	(460)	2,516	257
Dividends per share (1)(3)(4)(5)	1.26	1.00	0.88	1.44	1.36	1.24
Capital expenditures (3)	566	448	635	554	545	525

(1)	Delhaize Group usually pays dividends once a year after the annual meeting of shareholders following the fiscal year with respect to which the dividend relates. Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. Delhaize Group shareholders approved the dividend for the 2003 fiscal year on May 27, 2004.

(2)	Under US GAAP, the calculation of basic earnings per share is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share takes into account the effects of additional ordinary shares that would be issued if outstanding dilutive potential shares had been exercised. Under Belgian GAAP, earnings per share is based only on the weighted average number of ordinary shares outstanding.

(3)	Derived from Belgian GAAP account balances.

(4)	The dividend to the shareholders as proposed by the Board of Directors is a fixed per share amount. The amount of the accrued dividend in the Belgian GAAP 2000 consolidated financial statements was based on the number of Delhaize Group ordinary shares that was expected to be eligible to receive the fiscal year 2000 dividend, which included those shares of Delhaize America exchanged in April 2001 for ordinary shares or ADRs of Delhaize Group.

(5)	At the Ordinary General Meeting held on May 27, 2004, the Board of Directors proposed the payment of a gross dividend of EUR 1.00 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 10, 2004, therefore amounted to EUR 92.7 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group had to issue new shares between the date of adoption of the annual accounts by the Board of Directors, March 10, 2004, and the date of their approval by the Ordinary General Meeting of May 27, 2004 (the “General Meeting”). The Board of Directors communicated at the General Meeting, the aggregate number of shares entitled to the 2003 dividend, which was 92,845,517, and submitted to this meeting the aggregate final amount of the dividend for approval, which was EUR 92.8 million. The annual accounts of 2003 as presented in this annual report reflect the dividend as approved by the General Meeting.

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

	Dividend per
Fiscal Year	Delhaize Group
for Dividend	Ordinary Share
	(Amounts in EUR)	(Amounts in USD)
2003	1.00	1.22
2002	0.88	1.03
2001	1.44	1.33	*

     * On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange transaction in which Delhaize Group acquired all of the outstanding shares of Delhaize America which it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either Delhaize Group ADRs, which are listed on the New York Stock Exchange, or ordinary shares, which are listed on Euronext Brussels. The number of issued and outstanding ordinary shares as of March 21, 2001 was 52,031,725, and the number of ordinary shares issued on April 25, 2001 in the share exchange was 40,179,145.

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

     The Bank of New York, as Delhaize Group’s depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents ownership interests in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which Delhaize Group deposited with the depositary upon the completion of the share exchange with Delhaize America. Because The Bank of New York holds the underlying ordinary shares, holders of the ADRs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and all holders from time to time of the Delhaize Group ADRs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution Delhaize Group pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADR holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADR holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “E. Taxation” under Item 10 “Additional Information” below. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

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

     The euro/U.S. dollar exchange rate was EUR 1 = USD 1.263 as of December 31, 2003. The following table shows the euro/U.S dollar exchange rate for 1999, 2000, 2001, 2002, 2003 and the six months preceding the date of this document, based on the period-end noon buying rate expressed in U.S. dollars per euro.

		Average
Month/Year	Period End	Rate(1)	High	Low
euro/U.S. dollar	USD	USD	USD	USD
June 2004 (through June 15)	1.2139	1.2177	1.2320	1.2011
May 2004	1.2217	1.2000	1.2279	1.1801
April 2004	1.1975	1.1989	1.2358	1.1802
March 2004	1.2292	1.2261	1.2431	1.2088
February 2004	1.2441	1.2640	1.2848	1.2426
January 2004	1.2452	1.2638	1.2853	1.2389
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270
1999	1.0070	1.0588	1.1812	1.0016

(1)	The average of the noon buying rates for euros on the last business day of each month during the relevant period.

B. Risk Factors

     The following discussion of risks relating to our operations and to ownership of Delhaize Group ADRs should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. In addition to the risk factors described below, please see the information under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” below.

Risks Related to Operations

Delhaize Group’s results are subject to risks relating to competition and narrow profit margins in the food retail industry, which could adversely affect net income and cash generated from operations.

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

The significance of Delhaize America’s contribution to the revenues of Delhaize Group and the geographic concentration of Delhaize America’s stores on the east coast of the U.S., make it vulnerable to economic downturns, natural disasters and other catastrophic events that may impact that region.

     During 2003, approximately 73% of Delhaize Group’s sales were generated through its ownership of Delhaize America. Substantially all of Delhaize America’s stores are located on the east coast of the U.S. Consequently, Delhaize Group’s operations depend significantly upon the economic and other conditions in this area, in addition to those that may affect the U.S. or the world as a whole. If the east coast of the U.S. were to experience a general economic downturn, natural disaster or other adverse condition, the results of operations of Delhaize Group may suffer.

     For instance, at the end of September 2003, Hurricane Isabel affected more than 200 Food Lion stores and one distribution center through early closings, evacuation or property damage. Delhaize Group recorded an exceptional charge of EUR 15.0 million (USD 16.9 million) pre-tax in the third quarter of 2003, primarily due to perishable product losses following power failures, mandatory evacuations and store closings.

Delhaize Group faces risks related to its collective labor agreements and unionized employees, including strikes, work stoppages and slowdowns that could negatively affect Delhaize Group’s results of operations.

     A number of employees of companies of Delhaize Group, mostly in Europe, are unionized. Collective labor agreements or similar arrangements covering many of such employees are generally negotiated on a two-year cycle. Failure of Delhaize Group’s operating companies to effectively renegotiate these agreements could result in a strike, work stoppage or slowdown. Delhaize Group may not be able to resolve any issues in a timely manner and its contingency plans may not be sufficient to avoid an impact on Delhaize Group’s business. In the event of such an action, Delhaize Group’s business, financial condition and results of operations could be materially negatively affected. In addition, similar actions by Delhaize Group’s non-unionized workforce cannot be excluded.

Delhaize Group may be unsuccessful in managing the growth of its business or the integration of acquisitions it has made.

     As part of its long-term strategy, Delhaize Group continues to reinforce its presence in the geographic locations where it currently operates and in adjacent regions, by pursuing strategic acquisition opportunities in the retail grocery store industry. In doing so, Delhaize Group faces risks commonly encountered with growth through acquisition. These risks include, but are not limited to, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets in which Delhaize Group has no or limited experience, the disruption of Delhaize Group’s ongoing business and the dissipation of Delhaize Group’s management resources. Realization of the anticipated benefits of a strategic acquisition may take several years or may not occur at all. Delhaize Group’s acquisition strategy may place a significant strain on its management, operational, financial and other resources. The success of Delhaize Group’s acquisition strategy will depend on many factors, including its ability to:

•	identify suitable acquisition opportunities;

•	successfully complete acquisitions at valuations that will provide anticipated returns on invested capital;

•	quickly and effectively integrate acquired operations in order to realize operating synergies;

•	obtain necessary financing on satisfactory terms; and

•	make the payments on the indebtedness that it might incur as a result of these acquisitions.

     There can be no assurance that Delhaize Group will be able to execute successfully its acquisition strategy, and any failure to do so could have a material adverse effect on Delhaize Group’s business, financial condition and results of operations.

     Although Delhaize Group is not currently a party to any agreement with respect to any pending acquisition that it believes is probable and material to its business, Delhaize Group has engaged in and continues to engage in evaluations and discussions with respect to potential acquisitions.

A competitive labor market may increase Delhaize Group’s costs, resulting in a decrease of Delhaize Group’s profits or an increase of its losses.

     Delhaize Group’s success depends in part on its ability to attract and retain qualified personnel in all areas of its business. Delhaize Group competes with other businesses in its markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact Delhaize Group’s results of operations. A shortage of qualified employees may require Delhaize Group to increase its wage and benefit offerings in order to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. Increased labor costs could increase Delhaize Group’s costs, resulting in a decrease of Delhaize Group’s profits or an increase of its losses. There can be no assurance that Delhaize Group will be able to fully absorb any increased labor costs through its efforts to increase efficiencies in other areas of its operations.

Delhaize Group’s renovation plans may not be successful, which may adversely affect Delhaize Group’s business and financial condition.

     A key to Delhaize Group’s business strategy has been, and will continue to be, the renovation of Delhaize Group’s existing stores and infrastructure. Although it is expected that cash flows generated from operations, supplemented by the unused borrowing capacity under Delhaize Group’s credit facilities and the availability of capital lease financing, will be sufficient to fund Delhaize Group’s capital renovation programs, sufficient funds may not be available. The inability by Delhaize Group to renovate its existing stores and other infrastructure could adversely affect Delhaize Group’s business, its results of operations and its ability to compete successfully.

Because of the number of properties owned and leased by Delhaize Group, Delhaize Group has a potential risk of environmental liability.

     Delhaize Group is subject to laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liabilities for the costs of cleaning up, and certain damages arising from, sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, Delhaize Group may be responsible for the remediation of environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether Delhaize Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by Delhaize Group or by a prior owner or tenant. The costs of investigation, remediation or removal of environmental conditions may be substantial. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners, tenants or sub-tenants of real properties for personal injuries associated with asbestos-containing materials. There can be no assurance that environmental conditions relating to prior, existing or future store sites will not harm Delhaize Group through, for instance, business interruption, cost of remediation or harm to reputation.

Delhaize Group’s compliance with laws and regulations relating to, among other things, zoning, land use, work place safety, disabled access, public health, alcoholic beverage sales and pharmaceutical sales may require additional expenses or capital expenditures and could adversely affect its ability to conduct its business as planned.

     Delhaize Group is subject to laws and regulations relating to, among other things, zoning, land use, work place safety, disabled access, public health, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. In addition, under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in certain of its stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. A number of laws exist which impose burdens or restrictions on owners with respect to access by disabled persons. Such laws may required Delhaize Group to modify its properties, or prevent it from performing certain renovations. Compliance with, or changes in, these laws could reduce the sales and profitability of Delhaize Group’s supermarkets and could otherwise adversely affect Delhaize Group’s business, financial condition or results of operations.

     If Delhaize Group is unable to locate appropriate real estate or enter into real estate leases on commercially acceptable terms, it may be unable to open new stores.

     Delhaize Group’s ability to open new stores is dependent on identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Delhaize Group fails to identify and enter into leases on a timely basis for any reason, including its inability due to competition from other companies seeking similar sites, Delhaize Group’s growth may be impaired because it may be unable to open new stores as anticipated. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

     As a result of selling food products, Delhaize Group faces the risk of exposure to product liability claims and adverse publicity.

     The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently distributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants. Even an inadvertent shipment of adulterated products may lead to an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against Delhaize Group or that Delhaize Group will not be obligated to perform such a recall in the future. If a product liability claim is successful, Delhaize Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If Delhaize Group does not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on Delhaize Group’s ability to successfully market its products and on Delhaize Group’s business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that Delhaize Group’s products caused illness or injury could have a material adverse effect on Delhaize Group’s reputation with existing and potential customers and on Delhaize Group’s business, financial condition and results of operations.

     Unfavorable exchange rate fluctuations may negatively impact Delhaize Group’s results.

     Delhaize Group’s operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and Southeast Asia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are reported in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in Delhaize Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies (particularly the U.S. dollar) and the euro may have a material adverse effect on Delhaize Group’s consolidated financial statements as reported in euros.

     Delhaize Group also faces transaction risks from fluctuations in exchange rates between the various currencies in which it does business. Transactions, which are most likely to result in exchange rate risks for Delhaize Group, relate to credit arrangements and dividends paid by subsidiaries to Delhaize Group. For example, dividends paid from Delhaize America to Delhaize Group may be adversely affected by exchange rate fluctuations.

Delhaize Group has substantial financial debt outstanding that could negatively impact its business.

     Delhaize Group has substantial debt outstanding. As of December 31, 2003, Delhaize Group had total consolidated debt outstanding of approximately EUR 3.6 billion, including total capital lease obligations of approximately EUR 572 million. Delhaize Group’s level of debt could:

•	make it difficult for Delhaize Group to satisfy its obligations, including making interest payments;

•	limit Delhaize Group’s ability to obtain additional financing to operate its business;

•	limit Delhaize Group’s financial flexibility in planning for and reacting to industry changes;

•	place Delhaize Group at a competitive disadvantage as compared to less leveraged companies;

•	increase Delhaize Group’s vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	require Delhaize Group to dedicate a substantial portion of its cash flow to payments on its debt, reducing the availability of its cash flow for other purposes.

     Delhaize Group may borrow additional funds to fund its capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that Delhaize Group will experience some or all of the risks described above.

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

may differ from those that would apply if Delhaize Group were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company’s behalf, are more limited than in the U.S..

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

     Delhaize Group is a Belgian company and most of its directors, many of its officers and its external auditor, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL, are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in United States courts against any of these non-resident persons or Delhaize Group based upon the civil liability provisions of the securities or other laws of the United States.

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

Delhaize Group, as a foreign private issuer, is subject to different disclosure standards which may limit the information available to holders of Delhaize Group ADRs and different corporate governance standards which may limit the transparency and independence of corporate governance.

     As a foreign private issuer, Delhaize Group is not required to comply with the notice and disclosure requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to the solicitation of proxies for shareholder meetings. In addition, as a foreign private issuer, Delhaize Group is not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Exchange Act. Although Delhaize Group is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of United States issuers. Therefore, there may be less publicly available information about Delhaize Group than is regularly published by or about other public companies in the United States. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), Delhaize Group may publicly file its earnings reports later than U.S. issuers. Delhaize Group is required to file annual reports on Form 20-F and current reports on Form 6-K. Delhaize Group intends to file current reports containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by U.S. domestic issuers. Also, certain of the SEC’s rules implementing the U.S. Sarbanes-Oxley Act of 2002 provide foreign private issuers with a longer compliance transition period.

     Delhaize Group’s ADRs are listed under the symbol “DEG” on the New York Stock Exchange (“NYSE”), which adopted revised corporate governance listing standards in November 2003. Delhaize Group, as a foreign private issuer, is exempt from some of the corporate governance requirements of the NYSE that are applicable to U.S.

domestic companies listed on the NYSE. Under the NYSE’s revised corporate governance listing standards, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group plans to meet this requirement in accordance with NYSE requirements by providing such disclosure in its annual report for the fiscal year ending December 31, 2004, that is distributed to shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History

     Our Company is a société anonyme (public limited liability company) organized under the laws of the Kingdom of Belgium. The corporate name of our Company in French is Etablissements Delhaize Frères et Cie ''Le Lion’’ (Groupe Delhaize), in Dutch Gebroeders Delhaize en Cie ''De Leeuw’’ (Delhaize Groep) and in English Delhaize Brothers and Co. ''The Lion’’ (Delhaize Group), in abbreviated form ''Groupe Delhaize’’ in French, ''Delhaize Groep’’ in Dutch and ''Delhaize Group’’ in English. The company can use either its full corporate name or any of the abridged names. The version of the Company’s legal name that is used most often is Delhaize Group. The registered office of the Company is located at rue Osseghem 53, 1080 Brussels, Belgium.

     In 1867, the brothers Jules and Auguste Delhaize founded the Company as a wholesale supplier of groceries, in Charleroi, Belgium. In 1957, the Company opened its first supermarket in Belgium. Since that date, the Company has expanded its supermarket operations across Belgium and into other parts of Europe as well as North America and Southeast Asia. The Company was converted from a limited partnership to its existing corporate structure on February 22, 1962.

     The Company entered the U.S. in 1974, acquiring approximately 35% of Food Town Stores, Inc., a food retailer that operated 22 stores in the Southeastern U.S. In 1976, the Company increased its stake to 52%. In 1983, Food Town Stores, Inc. was renamed Food Lion, Inc., and the Company lion became the symbol of the Food Lion chain in the U.S. Operations in the U.S. were further expanded when Food Lion acquired Kash n’ Karry in December 1996.

     In 1999, Food Lion reorganized its corporate structure to create a holding company known as Delhaize America with the operating subsidiaries Food Lion and Kash n’ Karry. In July 2000, the supermarket chain Hannaford was acquired and added to the store network of Delhaize America, and in October 2003, Harveys, a supermarket business operating in Georgia and Florida was acquired and added to the store network of Delhaize America.

     On April 25, 2001, the Company and Delhaize America consummated a share exchange transaction in which the Company acquired all of the outstanding shares of Delhaize America that it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either the Company’s American Depositary Receipts (''ADRs’’), which are listed on the New York Stock Exchange, or its ordinary shares, which are listed on Euronext Brussels.

     The 1990s was a period of international expansion for the Company in new countries: Delvita – Czech Republic (1991), Alfa-Beta – Greece (1992), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998) and Mega Image – Romania (2000).

B. Overview

     Delhaize Group is a food retailer headquartered in Belgium with operations in 10 countries on three continents – North America, Europe and Southeast Asia. As of December 31, 2003, Delhaize Group’s sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,559 stores, and Delhaize Group employed approximately 142,000 people. In 2003, Delhaize Group recorded sales of EUR 18.8 billion and net income of EUR 171.3 million.

     Store formats are primarily supermarkets, which represent approximately 82 % of Delhaize Group’s sales network. Delhaize Group’s sales network also includes other store formats such as proximity stores (defined on page 19 under the heading Proximity Stores) and specialty stores (defined on page 19 under the heading Specialty Stores). In addition to food retailing, which accounted for more than 94 % of Delhaize Group’s sales in 2003, Delhaize Group engages in food wholesaling to stores in its sales network and in non-food retailing of products such as pet products and health and beauty products.

     The following table sets forth, as of the dates indicated, Delhaize Group’s sales network and net selling area in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31, 2003	At December 31, 2002	At December 31, 2001
United States (1)	1,515	1,485	1,459
Belgium	728	707	675
Other (2)	316	335	310

Total	2,559	2,527	2,444

(1) Includes stores at January 3, 2004, December 28, 2002, and December 29, 2001.

(2) Excluding ENA-franchised stores.

Sales (in millions of EUR)

	At December 31, 2003	At December 31, 2002	At December 31, 2001
United States (1)	13,743.3	15,883.7	16,905.0
Belgium	3,674.9	3,420.3	3,212.9
Other	1,402.3	1,384.4	1,278.0

Total	18,820.5	20,688.4	21,395.9

(1) Includes 53 weeks of sales in 2003 and 52 weeks in 2002 and 2001.

     Delhaize Group’s operations are located primarily in the U.S. and Belgium, with a small percentage of its operations in Southern and Central Europe and in Southeast Asia. In 2003, operations in the U.S. accounted for 73.0% of sales, and operations in Belgium, the Grand-Duchy of Luxembourg and Germany accounted for 19.5% of sales. Delhaize Group also has operations in Greece, the Czech Republic, Slovakia, Romania, Thailand and Indonesia. Sales in Southern and Central Europe accounted for 6.4% of sales in 2003, and sales in Southeast Asia accounted for 1.1% of sales of Delhaize Group in 2003.

STRATEGY

     Delhaize Group seeks to achieve leading positions in food retailing in key mature and emerging markets. Delhaize Group accomplishes this goal by developing strong local companies benefiting from and contributing to Delhaize Group’s strength, expertise and successful practices. Delhaize Group goes to market with a variety of food store formats. Delhaize Group is committed to offer a locally differentiated shopping experience to its customers in each of its markets, to deliver high value and to maintain high social, environmental and ethical standards.

     This strategy consists of the following building blocks:

–	to pursue concept leadership;

–	to pursue executional excellence; and

–	to operate as a learning company.

     1. To Pursue Concept Leadership

     Delhaize Group aims at establishing for each of its operating companies a differentiated market position with unique strengths through the development of leading concepts based on its expertise in food retailing. Delhaize Group will continue to improve the effectiveness of its existing operations in order to increase comparable store sales on a sustainable basis and support its operating margins. It will continue to build an effective group of successful retail food chains.

     Throughout all its operating companies, Delhaize Group uses targeted consumer research to anticipate the needs and wishes of its customers, providing them an optimal shopping solution. To maintain a high level of service and support productivity, Delhaize Group focuses on innovative human resources practices, including training, job rotation, career planning and performance-related benefits.

     Delhaize Group intends to deliver profitable top-line growth by continually strengthening its existing activities and by fostering store network growth. Delhaize Group aims to have established operations in the more mature markets of the U.S. and Belgium and investments in selected rapidly growing emerging markets in Southern and Central Europe and Southeast Asia. The store network is expanded organically (new store openings and store remodelings and expansions) and through selective acquisitions that enable Delhaize Group to reinforce existing market positions. Delhaize Group actively manages this portfolio to maintain a balance of current profitability and future growth potential.

     2. To Pursue Executional Excellence

     Leading concepts are only sustainable when they are supported by executional excellence. Retail operations demand a daily commitment to deliver timely and consistently on projects and targets. They also require the development of the necessary tools and systems and the identification of the managers and associates accountable for each element.

     Delhaize Group is committed to be among the best operators in the industry by maintaining high standards for its core assets, through regular remodelings of its stores and continued investments in supporting infrastructure. Delhaize Group intends to use the high brand recognition by its customers and the strong market shares of its most significant local operations to optimize procurement, marketing, logistics and human resources.

     The use of state-of-the-art technologies is a key element in maintaining executional excellence. Delhaize Group focuses on implementing innovative technologies for consumers and supply chain management, which allow it to anticipate and respond to the needs of the customers, to increase sales, diminish costs and support margins.

     3. To Operate as a Learning Company

     Delhaize Group believes that growth opportunities in an international group lie in establishing learning networks, identifying and distributing best practices, and triggering inspiration through the cross-fertilization of ideas and new developments. For Delhaize Group, becoming a learning company is a strategic process through which the know-how, the experiences and the knowledge of the companies and associates throughout the organization are increasingly exchanged in a systematic way in order to maximize the potential of each operating company and the Group as a whole and deliver profitable growth.

     Delhaize Group operates as an international group of local companies. A high level of autonomy is given to the local management teams. This allows the operating companies to address the local consumer needs, to drive sales and customer loyalty and to motivate local management. Delhaize Group’s structure provides, where it is opportune and in line with Delhaize Group’s local go-to-market strategy, coordinated support to the local companies and focuses on optimally allocating resources to priorities of such companies. This allows Delhaize Group to maximize synergies and the exchange of best practices among the local companies.

C. Operational Overview

     As of December 31, 2003, Delhaize Group operated the following banners:

Southern and
United States	Belgium (a)	Central Europe	Southeast Asia
• Food Lion	• Delhaize “Le Lion”	Greece	Thailand
• Hannaford	Supermarket	• Alfa-Beta	• Food Lion
• Kash n’ Karry	• AD Delhaize	• ENA
• Harveys	• Delhaize City	• Trofo Market	Indonesia
	• Proxy Delhaize	• AB City	• Super Indo
• Shop ‘n Go
	• Caddy-Home	Czech Republic
	• Di	• Delvita
	• Tom & Co	• Sama/Proxy

Slovakia
• Delvita

Romania
• Mega Image

(a) Including 22 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

United States

     Delhaize America

     Overview. Delhaize America, which is a wholly owned subsidiary of the Company, engages in one line of business, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the U.S. Delhaize America is a holding company with four significant subsidiaries that operate primarily under the banners Food Lion, Hannaford, Kash n’ Karry and Harveys. For the fiscal year ended January 3, 2004, Delhaize America achieved sales of USD 15.5 billion (EUR 13.7 billion). Delhaize America is the third largest supermarket operator on the east coast of the U.S. for fiscal year 2003 based on sales. At the end of 2003, Delhaize Group employed approximately 108,000 people in the U.S.

     Sales network. The growth of the U.S. sales network of Delhaize Group has historically been based on store openings, complemented by a strategy of selective acquisitions of existing stores. In 2003, Delhaize Group opened or acquired 79 stores in the U.S., consisting of 31 Food Lion stores, four Hannaford stores, one Kash n’ Karry store and 43 Harveys stores. During 2003, Delhaize Group also closed or relocated 49 U.S. stores, including the closing of 41 unprofitable Food Lion stores in the first quarter of 2003. As a result, as of January 3, 2004, Delhaize Group operated 1,515 supermarkets in 16 states in the eastern U.S. as reflected in the following table.

			Kash n’
	Food Lion	Hannaford	Karry	Harveys	Total
Delaware	17				17
Florida	43		137	3	183
Georgia	62			40	102
Kentucky	11				11
Maine		46			46
Maryland	74				74
Massachusetts		6			6
New Hampshire		23			23
New York		34			34
North Carolina	469				469
Pennsylvania	8				8
South Carolina	123				123
Tennessee	73				73
Vermont		13			13
Virginia	315				315
West Virginia	18				18

Total Number of Stores	1,213	122	137	43	1,515

Total Number of States.	11	5	1	2	16

     Food Lion supermarket locations average approximately 3,280 square meters (35,300 square feet) in gross selling area, Hannaford supermarkets average approximately 4,550 square meters (49,000 square feet) in gross selling area and Kash n’ Karry stores average approximately 3,800 square meters (41,000 square feet) in gross selling area. Harveys supermarkets average approximately 2,400 square meters (26,000 square feet) in gross selling area.

     The store prototype for Food Lion is approximately 3,530 square meters (38,000 square feet). In addition to this format, Food Lion also developed a 2,600 square meter (28,000 square feet) format to roll out in smaller areas where there are fewer traditional, larger chain supermarkets. The size of the Hannaford store prototypes is approximately 3,250 and 5,110 square meters (35,000 and 55,000 square feet). The size of the Kash n’ Karry store prototype is approximately 4,275 square meters (46,000 square feet).

     In recent years, Delhaize Group has pursued in the U.S. an aggressive remodeling program to provide its customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2003, Delhaize Group remodeled 94 stores in the U.S., including 79 Food Lion stores, 8 Hannaford and 7 Kash n’ Karry stores. In 2003, Food Lion renewed an entire market in Raleigh, North Carolina, where it remodeled 68 stores with a new interior, new merchandising fixtures, expanded perishable offerings and changes throughout the stores in terms of product selection.

     In January and February 2004, Kash n’ Karry decided to focus its future development on its core markets on the west coast of Florida and, as a consequence, closed or sold 34 supermarkets, located primarily on the east coast of Florida and in the region of Orlando. As part of this new strategy, the remaining Kash n’ Karry stores will be remodeled and re-branded under the new brand Sweetbay Supermarket over the next three years. This re-branding will help communicate the strategic changes at Kash n’ Karry more dynamically to Florida consumers.

     Competition and regulation. The U.S. business in which Delhaize Group is engaged is competitive and characterized by narrow profit margins. Delhaize Group competes in the U.S. with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers, discount retailers and dollar stores. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service.

     From time to time, Delhaize Group and its competitors engage in price competition in the U.S., which can adversely affect operating margins in some of its markets. The major competitors of Food Lion are Winn-Dixie, Kroger, Ahold, Harris Teeter and Wal-Mart. The major competitors of Hannaford are Shaws, Price Chopper, DeMoulas and Wal-Mart. The major competitors of Kash n’ Karry are Publix, Winn-Dixie, Albertson’s and Wal-Mart. The major competitors of Harveys are Bruno’s, Winn-Dixie and Wal-Mart.

     The opening of new stores is largely unconstrained by regulation in most of the states in which Food Lion, Kash n’ Karry and Harveys operate. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the states in which Delhaize America is active. Most of Delhaize America’s stores are open 17 to 18 hours a day and seven days a week.

     Assortment. Delhaize Group’s U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and non-food items such as health and beauty care and other household and personal products. Delhaize America offers nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Food Lion offers between 25,000 and 35,000 stock keeping units (SKUs) in its supermarkets, Kash n’ Karry between 25,000 and 34,500 SKUs, Hannaford between 30,000 and 40,000 SKUs and Harveys between 15,000 and 35,000 SKUs.

     In 2003, a major focus of Food Lion was on the improvement of the fresh food departments. These efforts resulted in a higher than average sales growth for these categories. In 2003, Hannaford continued to implement the Festival for the Senses strategy across the organization. The Festival strategy focuses on providing customers with the quality and variety of products that are important to them in an atmosphere that provides an excellent shopping experience. Kash n’ Karry has developed a strategy to provide quality meats and produce in the marketplace while offering customers an attractive shopping experience. Harveys, acquired in October 2003, has a strong offering of meat and local products.

     Private label products. Each of Delhaize Group’s U.S. principal banners offers its own line of private label products. The Food Lion, Hannaford and Kash n’ Karry private label programs were consolidated in 2000 into a single procurement program, enhancing the sales and marketing of the various private label brands, reducing the cost of goods sold for private label brands and strengthening the margins for these products. Sales of private label products represented 17%, 19%, 16% and 14% of Food Lion’s, Hannaford’s, Kash n’ Karry and Harveys’s respective sales in fiscal 2003. As of January 3, 2004, Food Lion offered more than 2,900 private label SKUs. As of January 3, 2004, Hannaford offered approximately 3,600 SKUs under its private label program and the private label program at Kash n’ Karry had more than 2,300 SKUs. Harveys offers more and 1,600 SKUs under its private label program.

     Loyalty cards. Delhaize America has two loyalty card programs: the MVP card introduced in 1995 at Food Lion and the Preferred Customer Club (PCC) card introduced in 1998 at Kash n’ Karry. The MVP customer loyalty card program accounted for 77% of sales (62% of all transactions) at Food Lion in 2003. During the fiscal year ended January 3, 2004, approximately 8.7 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions. During the fiscal year ended January 3, 2004, approximately 55% of Kash n’ Karry sales (48% of all transactions) were PCC card related. Items promoted on the PCC card averaged more than 4,100 items per week. For the fiscal year ended January 3, 2004, PCC card transactions were almost double the size of non-PCC transactions. There are more than 1.3 million households actively using the PCC card.

     Pharmacies. As of January 3, 2004, there were 73 pharmacies in Kash n’ Karry stores, 37 pharmacies in Food Lion stores, 98 pharmacies in Hannaford stores and 7 pharmacies in Harveys stores.

Belgium, the Grand-Duchy of Luxembourg and Germany

     Overview. Belgium is the historical home market of Delhaize Group. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, Delhaize Group has built a strong market position (second in terms of sales), providing its customers with quality products and services at competitive prices. In 2003, Delhaize Group achieved sales of EUR 3.7 billion in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 7.4% over 2002, through store openings and the success of its commercial initiatives. Comparable store sales grew by 5.6% in 2003. Delhaize Group increased its market share in Belgium from 24.8% at the end of 2002 to 25.2% at the end of 2003 (source: A.C. Nielsen). This advance was due to the expansion of its company-operated supermarkets Delhaize ''Le Lion’’, affiliated stores AD Delhaize, Proxy Delhaize and Shop ‘n Go, and its “proximity stores” (defined below on page 19) under the Delhaize City banner. At the end of 2003, Delhaize Group employed approximately 16,280 people in Belgium, the Grand-Duchy of Luxembourg and Germany.

     Sales network. In Belgium, the Grand-Duchy of Luxembourg and Germany, Delhaize Group’s sales network consists of several brand names, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which Delhaize Group sells wholesale goods). As of December 31, 2003, Delhaize Group’s sales network consisted of 728 stores in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 21 stores compared to 2002. The network included 313 supermarkets under the Delhaize ''Le Lion’’ and AD Delhaize banners, 188 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 227 specialty stores, of which 134 health and beauty stores operated under the Di banner and 93 pet food and products stores operated under the Tom & Co banner. In 2003, Delhaize Group reinforced its presence in the Grand-Duchy of Luxembourg by starting the distribution of merchandise from a Luxembourg-based distribution center. At the end of 2003, it operated 22 stores in the Grand-Duchy of Luxembourg. In 2003, operations started in Germany with two stores in Aachen, Nordrhein Westfalen.

     Supermarkets. The supermarkets that are company-operated by Delhaize Group in Belgium and Germany carry the Delhaize ''Le Lion’’ banner. The number of supermarkets increased in 2003 from 120 to 123. A Delhaize ''Le Lion’’ supermarket offers approximately 18,000 SKUs. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom Delhaize Group sells its products at wholesale prices. The independent retailer benefits from the trade name and expertise of Delhaize Group. The AD Delhaize supermarket has a surface between 750 square meters and 1,200 square meters and offers 12,000 to 18,000 SKUs. In recent years, such affiliates have proved to be a major source of growth for Delhaize Group in Belgium and the Grand-Duchy of Luxembourg. In 2003, Delhaize Group launched the remodeling of its Belgian network of company-operated supermarkets, to be finalized by the end of 2005. In 2003, 25 supermarkets underwent remodeling.

     Proximity stores. Delhaize Group’s network of proximity stores in Belgium, the Grand-Duchy of Luxembourg and Germany consists of 188 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are company-operated proximity stores selling almost exclusively private label products, targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 370 square meters (3,978 square feet). Eighty percent of the 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and are a response to customer expectations regarding proximity, convenience, speed and longer operating hours. They have a selling area between 100 and 250 square meters (1,075 - 2,690 square feet) and offer over 1,200 SKUs.

     E-commerce. Caddy-Home, the leading food products home delivery banner in Belgium, is the operation of Delhaize Group that sells food products to customers for which orders can be placed by telephone, fax and the Internet. As of December 31, 2003, Caddy-Home delivered in 11 cities throughout Belgium, offering over 5,000 SKUs to customers.

     Specialty stores. Di stores specialize in health aid and beauty care products. Tom & Co is a specialty chain focusing on food, care products and accessories for pets. A large part of the 134 Di stores and the large majority of the 93 Tom & Co stores at the end of 2003 were operated under franchise agreements with independent operators.

     Competition and regulation The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, Delhaize Group faces competition from national retailers in Belgium, such as Colruyt.

     Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize Group and its competitors engage in price competition. In 2002, Delhaize Group adopted a new pricing policy in Belgium. It abolished weekly price promotions to focus more on consistently low prices. In 2003, Delhaize Group was able to reinforce its price position in Belgium by reducing the prices of an additional 2,750 products.

     Belgian law requires that permits be obtained for the opening of stores exceeding certain sizes (1,000 square meters selling area in urban areas and 400 square meters selling area in other areas). The Belgian Government is preparing new regulations which will increase the flexibility in store openings. Shopping hours are restricted due to legislation and agreements with unions. By law, Belgian retail outlets must generally remain closed one day of the week. Retail outlets, other than night shops, must generally remain closed between 8 p.m. and 5 a.m. On Friday, retail outlets may remain open until 9 p.m.

     Assortment. The supermarkets of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and nonfood items such as health and beauty care and other household and personal products. A Delhaize ''Le Lion’’ supermarket sells approximately 18,000 SKUs. An AD Delhaize supermarket sells between 12,000 and 18,000 SKUs, depending on its selling area. A Delhaize Proxy sells an average of 6,000 SKUs, while the Delhaize City stores sell approximately 3,500 SKUs.

     Management believes that Delhaize Group is a market leader in Belgium for prepared meals. In 2003, Delhaize Group in Belgium sold approximately 15.7 million prepared meals and prepared meal components. In Belgium, Delhaize Group has also developed a large range of organic products. On December 31, 2003, Delhaize Group offered more than 650 organic products in Belgium. In 2003, sales of organic products represented 3.0% of Delhaize Group’s food sales in Belgium.

     Private Label. In Belgium, Delhaize Group actively promotes two different lines of private label products, including more than 5,300 different SKUs under the brands Derby and Delhaize. Derby products, which are marketed as low price products, are generic private label products with a ''no frills’’ packaging. Delhaize products, which are marketed as value priced products, are comparable quality products at competitive prices compared to national brands. Private label products are also used as a vehicle to increase differentiation and customer loyalty. In 2003, private label sales under the Delhaize brand accounted for 32% of Delhaize Group’s total sales in Belgium.

     In May 2004 Delhaize Group launched a new European private label brand of basic products: the 365 brand. The new brand was launched initially in Belgium, followed by Greece and the Czech Republic and is planned to be launched in Romania. The 365 brand packaging shows a common logo and displays up to eight languages. The 365 brand will replace the existing lines of generic and low-price products at Delhaize Group’s European operations. By the end of 2004, the 365 offering will include approximately 300 SKUs in Belgium and Greece and about 50 SKUs in the Czech Republic and Romania.

     Loyalty Card. In 1992, Delhaize Group’s stores in Belgium introduced a loyalty card known as the Plus Card, which in 2003 was used by customers for over 90% of total sales in Delhaize ''Le Lion’’ supermarkets. The Plus Card also provides benefits for shoppers at other Company stores in Belgium. Since 1999, Delhaize Group has developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2003, more than 2.9 million active Plus Cards were outstanding in Belgium.

Southern and Central Europe

     Overview. In 2003, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 2.8% to EUR 1.2 billion. In 2003, Delhaize Group increased the number of stores in Southern and Central Europe by 10 to a total of 242 at the end of 2003.

     Greece. In 1992, Delhaize Group acquired 45.4% of Alfa-Beta Vassilopoulos S.A. and since 1995 has owned a 50.6% interest in Alfa-Beta Vassilopoulos S.A. In January 2001, Alfa-Beta acquired Trofo, a Greek food retailer, to create what management believes is the second largest food retailer (in terms of sales) in Greece. Trofo operated, at the time of the acquisition, 45 supermarkets and 12 warehouse stores and served as wholesaler to a number of franchise stores. As of December 31, 2003, Alfa-Beta operated directly 96 supermarkets under the Alfa-Beta banner, 10 warehouse stores under the ENA banner and one AB City store and served 13 affiliated stores operated under the Trofo Market banner. At the end of 2003, Alfa-Beta employed approximately 6,450 people.

     Alfa-Beta seeks to attract customers looking for competitive pricing as well as high quality products and services. In 2003, Alfa-Beta continued the integration of Trofo into its own operations. This included changes in different areas: assortment, store design, pricing, supply chain, information technology and administration. The integration resulted in an important sales increase in the transformed Trofo stores and major cost savings. In 2004, Alfa-Beta Vassilopoulos S.A. plans a merger of legal entities with Trofo S.A., which will lead to administrative and financial efficiencies.

     The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Carrefour, Delhaize Group, Lidl and Metro are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa-Beta competes with supermarket chains, supercenters, discount stores and traditional Greek grocery stores and markets.

     Permits from municipal, health regulation and fire protection authorities are required for opening a new store and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited.

     Czech Republic and Slovakia. Delvita has been the operating company for Delhaize Group’s interests in the Czech Republic since 1991 and Slovakia since 1998. Delhaize Group owned 75% of Delvita at the time of its formation in 1991 and has since become the sole shareholder.

     As of December 31, 2003, Delhaize Group operated 94 stores in the Czech Republic under the Delvita and Sama/Proxy banners, and 14 stores in Slovakia under the Delvita banner. In March 1999, Delvita acquired 39 stores in the Czech Republic and 11 stores in Slovakia from the Interkontakt Group. In 2002, the Czech and Slovak operations of Delvita were integrated into one organization to obtain significant synergies between both operations. At the end of 2003, Delvita employed approximately 5,190 people in the Czech Republic and Slovakia.

     The Delvita market strategy is to provide quality products and services at competitive prices. In 2001, Delvita developed a renewed supermarket concept highlighting freshness and convenience. By the end of 2003, Delvita had remodeled the majority of its stores in line with this concept. In 2003, Delvita concentrated on three key objectives: supporting sales through clear differentiation, increasing profitability by obtaining a better sales mix and practicing strict cost discipline.

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

     Romania. In May 2000, Delhaize Group took a 51% ownership interest in Mega Image. In 2002, Delhaize Group increased its ownership interest to 70%. As of December 31, 2003, Mega Image operated 15 supermarkets. Mega Image employed approximately 1,000 people at the end of 2003. In 2003, Mega Image opened three stores, including its first two stores outside Bucharest. In 2003, Mega Image focused on the improvement of its fresh departments, the implementation of new design and merchandising techniques and made significant efforts in the training of employees to better serve its customers. A new distribution center was constructed and began distributing meat and produce to the Mega Image stores in June 2004.

Southeast Asia

     Overview. Delhaize Group entered Southeast Asia in 1997. As of December 31, 2003, Delhaize Group operated 74 stores in Thailand and Indonesia, following the sale in November 2003 of its 49% shareholding in the Singaporean retailer Shop N Save. For the year ended December 31, 2003, sales of the Asian operations of Delhaize Group amounted to EUR 203.3 million, including 49% of Shop N Save sales until September 30, 2003. In its Southeast Asian markets, Delhaize Group operates as an Every Day Low Price retailer in which it offers to its customers on daily basis low prices for most products. The Asian food retail industry is characterized by a large presence of traditional retailing in the form of small stores and markets, complemented by an increasing presence of international food retailers.

     Thailand. Delhaize Group entered the Thai market in June 1997 through a partnership in a company called Bel-Thai Supermarkets, Ltd., which was later renamed Food Lion Thailand Ltd. Currently, Delhaize Group directly and through its affiliates owns all of the shares of Food Lion Thailand. As of December 31, 2003, Food Lion Thailand’s sales network consisted of 36 stores operated under the Food Lion banner.

     Indonesia. In 1997, Delhaize Group entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores. The company has grown steadily and operated 38 stores as of December 31, 2003. Delhaize Group owns 51% of Lion Super Indo with the remaining 49% being owned by the Indonesian Salim Group. In 2002, Lion Super Indo launched its own central buying department that was further developed in 2003. In 2003, Lion Super Indo started distributing goods through its central warehouse, reducing direct store deliveries.

     Singapore. Delhaize Group entered a partnership in the Singapore market in 1999. In November 2003, Delhaize Group sold its 49% shareholding in the Singaporean retailer Shop N Save for a total amount of EUR 21.8 million. The sale resulted in a capital gain of EUR 9.8 million.

D. Property

     The following is a summary of Delhaize Group’s sales network as of December 31, 2003.

Store Ownership of Sales Network

	Directly Operated
	Stores
			Affiliated and
	Owned	Leased	Franchised Stores	Total Stores
United States	133	1,382	—	1,515
Belgium	95	127	506	728
Other	83	219	14	316

Total	311	1,728	520	2,559

     The majority of Delhaize Group’s company-operated stores are leased. Most stores under lease are located in the U.S. With the exception of 133 owned stores in the U.S., as of January 3, 2004, Food Lion, Hannaford, Kash n’ Karry and Harveys occupied various store premises under lease agreements providing for initial terms of up to 27 years, with renewal options generally ranging from three to 27 years. Delhaize Group operates 13 warehousing and distribution facilities (totaling approximately 946,500 square meters or approximately 10.2 million square feet) in the U.S. Delhaize Group also owns and operates its U.S. transportation fleet. In Belgium, as of December 31, 2003, Delhaize Group owned five of its six principal distribution centers, leased its three ancillary distribution centers and owned approximately 42% of its company-operated stores. At December 31, 2003, Delhaize Group owned one distribution center and 26 stores in Greece, with 78 stores under leases, and in the Czech Republic and Slovakia Delhaize Group owned two distribution centers and 43 stores, with 66 stores under leases.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following section contains forward-looking statements that involve risks and uncertainties. Delhaize Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “B. Risk Factors” of Item 3 “Key Information” above and those set forth under “D. Factors Affecting Financial Condition and Results of Operations” of this Item 5 below.

     This discussion is intended to provide the reader with information that will assist in understanding Delhaize Group’s financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect Delhaize Group’s financial statements. The discussion also provides information about the financial results of the various divisions of Delhaize Group’s business to provide a better understanding of how those divisions and their results affect the financial condition and results of operations of Delhaize Group as a whole.

     In reading the following discussion and analysis, please refer to Delhaize Group’s audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, included under Item 18 in this document. The financial statements referred to above were prepared in accordance with accounting principles generally accepted in Belgium (“Belgian GAAP”) and include a discussion of the principal material differences between Belgian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they apply to Delhaize Group. The reconciliation of Belgian GAAP to US GAAP is presented in Note 22 to the consolidated financial statements. This discussion and analysis of general financial condition and results of operations was prepared using Belgian GAAP.

     Amounts presented in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rate used to prepare the consolidated financial statements of the year when the transaction discussed occurred. The year-end rate is used for balance sheet items; the average rate is used for income statement and cash-flow statement items.

     The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 53 weeks through January 3, 2004 in Delhaize Group’s year ended December 31, 2003 and 52 weeks through December 28, 2002 and December 29, 2001 in Delhaize Group’s years ended December 31, 2002 and 2001, respectively. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis. The results of operation of Harveys were included in Delhaize Group’s year ended December 31, 2003, prospectively from October 26, 2003, the date Delhaize Group acquired Harveys. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003. The results of operations of Super Discount Markets, Inc. (“SDM”) included in Delhaize Group’s year ended December 31, 2001, covered the period through November 12, 2001, the date SDM filed for bankruptcy.

     The financial information of Delhaize Group contained in this Item 5 includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries. Net income of Delhaize Group excludes the portion of consolidated results attributable to minority interests. Generally, all companies in which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% are fully consolidated. Delhaize Group’s businesses in Belgium, the Grand-Duchy of Luxembourg and Germany are collectively referred to as Delhaize Belgium.

     Delhaize Group consolidated and controlled (through a majority ownership of Delhaize America’s voting shares) the operations of Delhaize America for all periods presented in this Item 5. At December 31, 2003, 2002 and 2001, Delhaize Group owned 100% of Delhaize America’s non-voting Class A common stock and voting Class B common stock. On April 25, 2001, Delhaize Group and Delhaize America consummated a share exchange whereby Delhaize Group exchanged each outstanding share of the Delhaize America Class A and Class B common stock not already directly or indirectly held by Delhaize Group for 0.4 Delhaize Group American depository shares (“ADS”) listed on the New York Stock Exchange (“NYSE”), or at the option of each shareholder, 0.4 Delhaize Group ordinary shares listed on Euronext Brussels. Delhaize America became a wholly-owned subsidiary of Delhaize Group as a result of the share exchange. Prior to the date of the share exchange, Delhaize Group owned 36.8% of Delhaize America’s non-voting Class A common stock and 56.3% of Delhaize America’s voting Class B common stock, resulting in an effective ownership interest in Delhaize America of 44.9%.

Executive Summary

     Delhaize Group is an international food retailer offering a locally differentiated shopping experience to its customers in each of its markets. Delhaize Group revenues are earned and cash is generated through the sale of consumer products to customers in our stores and to wholesale and affiliated customers. We earn revenues predominantly by selling products at price levels that exceed our direct procurement costs and operating expenses. Such costs and expenses include cost of goods and distribution costs, facility occupancy and operational expenses, and overhead expenses.

Operations

     At the end of 2003, Delhaize Group operated 2,559 stores. Delhaize Group engages primarily in one line of business, which is the operation of retail food supermarkets. Delhaize Group’s sales network also includes other store formats, particularly in Europe. Most stores are Company-operated. A limited number of stores are operated as affiliated or franchised stores.

     Delhaize Group’s stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, delicatessen and bakery items, prepared foods, and non-food items such as health and beauty care products, pet products, prescriptions and household and personal products. Delhaize Group’s stores offer nationally and regionally advertised brand name merchandise as well as products sold under private labels.

Delhaize Group’s operations are comprised of three geographical divisions:

–	Our U.S. business is the largest division, accounting for approximately 73.0% of our fiscal 2003 sales. At the end of 2003, Delhaize Group operated 1,515 stores in the U.S. under the banners Food Lion, Hannaford, Kash n’ Karry and Harveys.

–	Belgium is Delhaize Group’s historic home market. At the end of 2003, Delhaize Group’s sales network in Belgium, and the adjacent countries of the Grand-Duchy of Luxembourg and Germany, consisted of 728 stores operated under different banners, accounting for approximately 19.5% of Delhaize Group’s sales.

–	Delhaize Group developed a presence in Southern and Central Europe, and in Southeast Asia, beginning in the early 1990s. At the end of 2003, Delhaize Group operated 316 stores in these regions, representing 7.5% of Delhaize Group’s sales. Our largest company in these regions is in Greece where we operate 119 stores.

The Food Retail Industry

     Delhaize Group operates in the highly competitive food retail industry in North America, Europe and Southeast Asia. The operating companies of Delhaize Group face strong sales competition from traditional food retailers and from alternative formats that increasingly sell food products. Consumers, particularly in the U.S., purchase grocery items from a variety of competing stores, and purchasing behavior is sensitive to economic conditions.

     Delhaize Group competes with a number of companies for prime retail site locations, as well as for attracting and retaining quality employees. Delhaize Group, along with other retail companies, is influenced by a number of factors including, but not limited to: economic conditions, cost of goods, customer preferences, currency exchange fluctuations, fuel prices and weather patterns.

Delhaize Group Challenges

     Delhaize Group identified the following as its key challenges:

–	In the U.S., increase its sales momentum at Food Lion and Kash n’ Karry, and maintain strong sales momentum at Hannaford and Harveys;

–	Maintain strong sales momentum in Belgium where competition is intensifying due to the expansion of discount stores;

–	Grow its profits through higher sales maintaining its intelligent cost and gross margin management;

–	Continue to generate cash flows and reduce the debt of the Company to honor its financial commitments and increase its financial flexibility.

Strategic Company Initiatives

     Delhaize Group has identified and implemented three primary strategic initiatives to drive the Company’s competitiveness, profitability and return on invested capital: concept leadership, executional excellence and learning within the Company.

     Delhaize Group furthered its concept leadership initiative in 2003 through actions taken at many of its companies. Food Lion, the largest company of Delhaize Group, initiated a market renewal program in Raleigh, North Carolina where it reinforced and expanded its perishable offerings, remodeled the stores with new merchandising fixtures, and enhanced its associate training program. Hannaford, Delhaize Belgium and Alfa-Beta continue to develop innovative concepts through which a broad range of quality products and services are offered. In 2004, Kash n’ Karry will be rebranded to Sweetbay Supermarket to support the repositioning of the company in western Florida.

     The Company’s focus on executional excellence is designed to sustain its concept leadership initiative. Delhaize Group’s companies invest in training and information systems to support the day-to-day execution within the organization which enables the companies to consistently complete projects successfully; improve customer service; and increase profitability by reducing costs and expenses.

     At Delhaize Group, becoming a learning company is a strategic process through which the know-how, experiences and expertise of the companies and employees are spread and shared throughout the entire organization. Learning networks have been established and best practices identified and distributed. Cross company learning occurs in many areas of our business including store concepts, information technology, supply chain management, indirect procurement and communications.

Key Items in Fiscal 2003

     Significant financial results during fiscal 2003 were:

-	Accelerating underlying sales momentum during the year, resulting in positive sales growth of 2.4% adjusted for acquisitions, divestitures, currency fluctuations and calendar effects;

-	Significant increase of the operating margin from 3.9% in 2002 to 4.3% in 2003 because of major cost reductions, particularly at Food Lion;

-	Exceptional charges in an amount of EUR 144.9 million, particularly related to a restructuring at Food Lion in the first quarter of the year and a change in inventory accounting method at Food Lion and Kash n’ Karry;

-	Sharply lower net earnings due to exceptional charges and the depreciation of the U.S. dollar by 16.4%;

-	Divestiture of Shop N Save, Delhaize Group’s Singaporean subsidiary, and the acquisition of 43 Harveys supermarkets in the U.S.;

-	Continued reduction of the financial leverage of the Company because of strong cash flow from operations and the weakening of the U.S. dollar.

Critical Accounting Policies

     Delhaize Group has chosen accounting policies that it believes are appropriate to accurately and fairly report its consolidated financial statements, and Delhaize Group applies those accounting policies in a consistent manner. Delhaize Group believes that the accounting policies discussed below are our critical accounting policies. For a summary of all our significant accounting policies, including the critical accounting policies discussed below, please see Note 1 to our consolidated financial statements included in this annual report.

     The preparation of the financial statements in conformity with Belgian GAAP requires that Delhaize Group make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. Delhaize Group evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. Actual results may differ from these estimates under different assumptions and conditions. Delhaize Group believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements. For Belgian GAAP policies that differ significantly from those under US GAAP, Delhaize Group’s accounting policy applied for the reconciliation to US GAAP is also provided.

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

     Under US GAAP, Delhaize Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which is effective for financial statements issued for years beginning after December 15, 2001. In accordance with SFAS 144, Delhaize Group periodically evaluates the period of depreciation and amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected undiscounted cash-flows. If impairment is identified for retail stores, Delhaize Group compares the assets’ estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect estimated recoverable values based on Delhaize Group’s previous experience in disposal of similar assets and current economic conditions.

     Impairment losses are significantly impacted by estimates of future operating cash flows and estimates of fair value. Delhaize Group estimates future cash flows based on the experience and knowledge of the markets in which the stores are located. These estimates are adjusted for variable factors such as inflation and general economic conditions. Delhaize Group estimates fair value based on its experience and knowledge of the real estate markets where the store is located and also includes an independent third-party appraiser in certain situations.

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

     On January 1, 2002, under US GAAP, Delhaize Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”)”, which required that we cease amortizing goodwill and other intangible assets with indefinite lives, and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Fair value is estimated based on discounted cash flow projections provided by reporting unit management. When the carrying value of the reporting unit exceeds its fair value, a provision for impairment is recorded. Delhaize Group conducts an annual impairment assessment in the fourth quarter of each year in accordance with SFAS No. 142.

     The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future revenue, cash flows and discount rates. We believe that, based on current conditions, materially different reported results are not likely to result from goodwill and intangible impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Self insurance

     Delhaize America is self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per individual claim for workers’ compensation and USD 3.0 million for automobile liability and general liability, including druggist liability, with a USD 2.0 million and a USD 5.0 million deductible in addition to the retention on the excess policy for automobile liability and druggists, respectively. Delhaize America is insured for covered costs, including defense costs, in excess of these retentions and deductibles. The significant assumptions used in the development of the actuarial estimates are grounded upon our historical claims data, including the average monthly claims and the average lag time between incurrence and payment.

     The actuarial estimates are subject to a high degree of uncertainty from various sources, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although the Company believes that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company’s self-insurance obligations and future expense.

Store closing reserves

     Delhaize Group provides for closed store liabilities relating to the estimated post-closing lease liabilities and other related exit costs associated with store closing commitments. The closed store liabilities are usually paid over the lease terms associated with closed stores having remaining terms ranging from one to 20 years. The lease liabilities are estimated net of sublease income, using a discount rate based on the current U.S. Treasury note rates adjusted for our current credit spread to calculate the present value of the remaining rent payments on closed stores. Other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined.

     Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold” for store closings in the ordinary course of business and in “other exceptional expenses” for store closings outside the ordinary course of business. Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized and measured at its fair value when the termination notice is communicated to the associates. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

     Under Belgian GAAP store closing reserves are recognized when the decision is taken by the appropriate management. Under US GAAP, in accordance with the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), store closing reserves are recognized when the liability is incurred, i.e. when the store is closed.

     Calculating the estimated losses requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sublessees, and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resultant demand for commercial property.

Supplier allowances

     Delhaize Group receives allowances and credits from suppliers primarily for volume incentives, new product introductions and in-store promotion income and co-operative advertising income. Volume incentives are based on contractual arrangements generally covering a period of one year or less and have been historically included in the cost of inventory and recognized as earned in “cost of goods sold” when the product is sold. New product introduction allowances compensate Delhaize Group for costs incurred associated with product handling and have been historically deferred and recognized as a reduction in “cost of goods sold” over the product introductory period. Non-refundable credits from suppliers for in-store promotions such as product displays require related activities by Delhaize Group. Similarly, co-operative advertising requires Delhaize Group to conduct the related advertising. In-store promotions income and co-operative advertising income have historically been included in “other operating income” and recognized when the related activities are performed by Delhaize Group.

     Under US GAAP, in 2003, upon the adoption of Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, in-store promotion and co-operative advertising allowances are now included in cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by Delhaize Group to sell the vendor’s product. Delhaize Group has reviewed the promotional funding received from vendors and concluded that these agreements are primarily for general advertising purposes and not the reimbursement of a specific, identifiable cost incurred by Delhaize Group. Upon adoption of EITF 02-16 in 2003, Delhaize Group recorded the cumulative effect of a change in accounting principle of EUR 16.1 million, net of tax. This charge was recorded in Delhaize Group’s consolidated statement of income and reflects an adjustment on Delhaize Group’s inventory balance.

     Estimating some rebates received from third party vendors require Delhaize Group to make assumptions and judgments regarding specific purchase or sales levels and estimate related inventory turns. Delhaize Group constantly reviews the relevant significant assumptions and estimates and makes adjustments as necessary. Although Delhaize Group believes the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a material effect on future cost of sales.

A. Overview

     The core activity of Delhaize Group is the sale of food through supermarkets in North America, Europe and Southeast Asia. In addition, Delhaize Group engages in food wholesaling and in non-food retailing such as pet products and health and beauty products. At December 31, 2003, Delhaize Group had a sales network of 2,559 stores in 10 countries.

     During the year ended December 31, 2003, Delhaize Group’s sales decreased 9.0% as compared with sales for the year ended December 31, 2002. During the year ended December 31, 2002, Delhaize Group’s sales decreased 3.3% as compared with sales for the year ended December 31, 2001. In 2003 and 2002, there was a negative translation effect in Delhaize Group’s sales as a result of the depreciation of the average rate of the U.S. dollar by 16.4% and 5.3% against the euro, respectively. The translation effect is defined as the effect of fluctuations in the exchange rates in the functional currencies of Delhaize Group’s subsidiaries to the euro, the reporting currency of Delhaize Group.

     During the year ended December 31, 2003, Delhaize Group increased the number of stores in its sales network by 32 stores to a total of 2,559 stores. At December 31, 2002, Delhaize Group had a sales network of 2,527 stores, or 83 more than the 2,444 stores within the network at December 31, 2001.

     Net income for the year ended December 31, 2003, decreased 4.0% compared with net income for the year ended December 31, 2002. Net income was negatively affected by significant exceptional expenses and the negative translation effect due to the depreciation of the U.S. dollar by 16.4% against the euro. Net exceptional expenses amounted to EUR 144.9 million and EUR 12.7 million for the year ended December 31, 2003 and 2002 respectively.

     Net income for the year ended December 31, 2002, increased 19.3% compared with net income for the year ended December 31, 2001. Although there was a negative translation effect in 2002 due to the depreciation of the U.S. dollar by 5.3% against the euro, net income was positively affected by significantly lower exceptional expenses than in 2001 and significantly lower minority interests as a result of the share exchange with Delhaize America in April 2001. Net exceptional expenses decreased by 86.8% to EUR 12.7 million in 2002 from EUR 96.4 million in 2001. Minority interests decreased by 91.8% to EUR 1.6 million in 2002 from EUR 19.3 million in 2001.

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

     Net income, as determined in accordance with US GAAP was EUR 242.9 million, EUR 287.4 million and EUR 148.0 million, for the years ended December 31, 2003, 2002 and 2001, respectively. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group’s net income, include the accounting treatment of goodwill, pensions, fixed assets, stock based compensation, foreign currency transactions, treasury shares, derivative instruments, inventories and leases. See Note 22 to the consolidated financial statements.

B. Selected Results of Operations

	Year Ended December 31,
	2003	2002	2001
	(In millions of EUR)
Belgian GAAP:
Sales	18,820.5	20,688.4	21,395.9
Gross profit (1)	4,818.3	5,365.2	5,427.6
Other operating costs (2)	4,379.8	4,952.1	5,030.4
Operating income	809.2	807.2	921.3
Net financial expenses (3)	358.7	455.1	464.3
Net exceptional expenses (4)	144.9	12.7	96.4
Income taxes	131.2	159.6	191.8
Income after taxes and before minority interests	174.5	179.9	168.8
Net income	171.3	178.3	149.4

(1)	Represents sales less cost of goods sold.

(2)	Represents total operating costs excluding cost of goods sold.

(3)	Represents the sum of financial income and financial expenses.

(4)	Represents the sum of exceptional income and exceptional expenses.

Sales

     The following table sets forth, for the periods indicated, Delhaize Group’s sales contribution by geographic region:

	Year Ended December 31,
	2003		2002		2001
	EUR	%	EUR	%	EUR	%
	(In millions, except percentages)
Sales Contribution
United States	13,743.3	73.0	15,883.7	76.8	16,905.0	79.0
Belgium	3,674.9	19.5	3,420.3	16.5	3,212.9	15.0
Other	1,402.3	7.5	1,384.4	6.7	1,278.0	6.0

Total	18,820.5	100.0	20,688.4	100.0	21,395.9	100.0

     Sales decreased 9.0% during the year ended December 31, 2003, over the corresponding period in 2002. This decrease in sales was primarily due to the negative translation effect resulting from the depreciation of the U.S. dollar by 16.4% against the euro. Other factors impacting sales in 2003 were the closing of 46 stores in the U.S., the deconsolidation of Shop N Save effective October 1, 2003, the acquisition of 43 Harveys stores from October 26, 2003, and 53 weeks of sales in the U.S. compared to 52 weeks in 2002. The positive sales impact of the 53rd week of sales in the U.S. amounted to EUR 272.8 million. Shop N save sales were EUR 46.0 million and EUR 68.8 million in 2003 and 2002, respectively. Harveys sales were EUR 55.6 million in 2003. Excluding the effects on sales from the disposal of Shop N Save, the acquisition of 43 Harveys stores and the 53rd week, sales growth was 2.4% at identical exchange rates. This growth of 2.4% was the result of a net increase of the sales network of 24 stores (excluding the acquisition of 43 Harveys stores and the disposal of 35 Shop N Save stores) and a comparable store sales growth of 0.6% at Delhaize America and of 5.6% at Delhaize Belgium. In 2003, sales growth improved at Food Lion and Kash n’ Karry and remained strong at Hannaford and Delhaize Belgium.

     Sales decreased 3.3% during the year ended December 31, 2002, over the corresponding period in 2001. This decrease in sales was primarily due to the negative translation effect resulting from the depreciation of the U.S. dollar by 5.3% against the euro, weak sales at Food Lion and Kash n’ Karry as a result of the heightened competitive activity and the deconsolidation of SDM from November 2001. SDM sales were EUR 278.8 million in 2001. Excluding the effects on sales from the closure of SDM, sales growth was 2.1% at constant exchange rates. This growth of 2.1% was the result of a net increase of the sales network of 83 stores and a comparable store sales growth of 3.7% at Delhaize Belgium partially offset by a comparable store sales decrease of 1.0% at Delhaize America.

United States

     Sales decreased 13.5% during the year ended December 31, 2003, over the corresponding period in 2002. This decrease was primarily a result of the negative translation effect resulting from the depreciation of the U.S. dollar by 16.4% against the euro, and the closing of 46 stores, partly offset by the extra week of sales and the acquisition of 43 Harveys stores. Excluding the effects on sales of the acquisition of 43 Harveys stores and the 53rd week, sales growth was 1.1% at identical exchange rates. During 2003, Delhaize America had a net increase of 30 new store openings, and remodeled 94 stores. Comparable store sales at Delhaize America increased 0.6% during 2003 over the comparable period in 2002. Sales in 2003 were primarily positively impacted by a continued focus on executional excellence at Food Lion and the continued strength of Hannaford’s Festival Strategy. The sales improvement during 2003 was achieved partially as a result of improving economic conditions in the southeast region of the United States; however, the soft job market and competitive activity in Delhaize America’s major operating areas continued to provide a challenging business environment. During 2003, Delhaize America experienced 104 net competitive openings in its operating area – increasing the amount of grocery store square footage available to consumers.

     Sales decreased 6.0% during the year ended December 31, 2002, over the corresponding period in 2001. This decrease was primarily a result of the negative translation effect resulting from the depreciation of the U.S. dollar by 5.3% against the euro and the closure of SDM. Excluding the effect on sales from the closure of SDM, sales growth of 0.9% at identical exchange rates. During 2002, Delhaize America had a net increase of its sales network of 26 new stores and remodeled 127 stores. Comparable store sales at Delhaize America decreased by 1.0% during the year ended December 31, 2002. While sales at Hannaford evolved positively during 2002, Food Lion and Kash n’ Karry posted weaker sales than prior year. Sales performance during 2002 at these two banners was negatively affected by soft economic conditions and heightened competitive activity in these banners’ major operating areas. During 2002, Delhaize America experienced 67 net competitive openings in its operating area – increasing the amount of grocery square footage available to consumers.

Belgium

     Sales increased 7.4% during the year ended December 31, 2003, over the corresponding period in 2002. This increase was primarily due to the expansion of the sales network by 21 stores and a comparable store sales increase of 5.6% due to successful commercial initiatives and the continued renewal of its store concepts. . Sales growth was strong throughout the year due to a significant increase in the number of customers and in the average sales basket. Delhaize Belgium continued to lower prices to reinforce its competitive position.

     Sales increased 6.5% during the year ended December 31, 2002, over the corresponding period in 2001. This increase was primarily due to the expansion of the sales network by 62 stores and a comparable store sales increase of 3.7%. Sales growth accelerated throughout the year after a weak beginning due to the introduction of the euro and a new commercial policy. At the beginning of 2002, Delhaize Belgium introduced a new commercial policy leading to a more limited number of promotions and consistently lower everyday prices. The strongest sales growth was realized by the AD Delhaize, Shop’n Go and Proxy Delhaize banners.

Operations Outside the United States and Belgium

     Sales increased 1.3% during the year ended December 31, 2003, over the corresponding period in 2002. This sales increase was primarily due to new store openings in all countries other than Slovakia and strong sales growth in the remodeled Trofo stores, partly offset by the deconsolidation of Shop N Save from October 1, 2003 and by the negative translation effect resulting from the depreciation of the Asian currencies against the euro. In 2003, Delhaize Group added eight stores in Greece, one store in Czech Republic, three stores in Romania, two stores in Thailand and four stores in Indonesia. Excluding the effects on sales of the disposal of Shop N Save sales growth was 5.8% at identical exchange rates.

     Sales increased 8.3% during the year ended December 31, 2002, over the corresponding period in 2001. This sales increase was primarily due to new store openings in all countries other than the Czech Republic and Slovakia and strong sales growth in the remodeled Trofo stores. In 2002, Delhaize Group added seven stores in Greece, two stores in Romania, eight stores in Thailand and five stores in Indonesia. The decrease in sales at Delvita was primarily due to the closure of eight stores in 2001 and the highly competitive environment, the deflation of food prices and flooding in Prague.

Gross Profit

	Year Ended December 31,
	2003		2002		2001
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Gross profit	4,818.3	25.6	5,365.2	25.9	5,427.6	25.4

     Gross profit decreased 10.2% for the year ended December 31, 2003, over the corresponding period in 2002. This decrease was primarily the result of a negative translation effect resulting from the depreciation of the U.S. dollar by 16.4% against the euro and the reduction of gross margin from 25.9% in 2002 to 25.6% in 2003. The decrease in gross margin was primarily due a decreased gross margin of the U.S operations, offset by an increased gross margin of the Belgian operations. The gross margin of the U.S operations decreased from 27.6% to 27.3% as a result of investments in price competitiveness by Food Lion and Kash n’ Karry, more active promotions and increased inventory shrink at Food Lion. The gross margin of the Belgian operations increased from 21.9% to 22.4% due to improved purchasing and better sales mix, despite the lowering of prices over the past two years.

     Gross profit decreased 1.1% for the year ended December 31, 2002, over the corresponding period in 2001. This decrease was primarily the result of a negative translation effect resulting from the depreciation of the U.S. dollar by 5.3% against the euro, partly offset by an increase primarily due to the sales increases that resulted from acquiring and opening new stores, renovating existing stores and increasing gross margins. Gross margin at Delhaize Group increased from 25.4% in the year ended December 31, 2001 to 25.9% in the comparable period in 2002 primarily due to a shift at Delhaize America from certain Supplier allowance money (accounted for in the line “other operating income”, which is not included in the gross profit calculation) to a discount taken from the list price of the invoice (accounted for in the line “cost of goods sold”), as part of the introduction in 2002 of the Every Day Low Cost program. Additionally, gross margin increased as the result of continued implementation of zone-pricing at Food Lion, more favorable buying conditions due to synergies between the different banners, and a better sales mix including improved private label product penetration and a focus on fresh products.

Supplier allowances

	Year Ended December 31,
	2003	2002	2001
	(In millions of EUR)
Volume incentives and new product introduction	432.9	427.8	451.6
In-store promotions and co-operative advertising	237.7	239.4	296.6

Total supplier allowances	670.6	667.2	748.2

     During the year ended December 31, 2003, Delhaize Group received EUR 670.6 million allowances and credits from suppliers, an increase of 0.5% compared to the corresponding period in 2002. Volume incentives and new product introduction allowances are recognized as earned in “cost of goods sold” and were EUR 432.9 million in 2003, an increase of 1.2% compared to EUR 427.8 million received in 2002. Credits received from suppliers for in-store promotions and co-operative advertising are recognized in “other operating income” when the related activities are performed by Delhaize Group and were EUR 237.7 million, a decrease of 0.7% compared to EUR 239.4 million received in 2002.

     During the year ended December 31, 2002, Delhaize Group received EUR 667.2 million allowances and credits from suppliers, a decrease of 10.8% compared to the corresponding period in 2001. Volume incentives and new product introduction allowances were EUR 427.8 million in 2002, a decrease of 5.3% compared to EUR 451.6 million received in 2001. Credits received from suppliers for in-store promotions and co-operative advertising were EUR 239.4 million, a decrease of 19.3% compared to EUR 296.6 million received in 2001. The decrease was primarily due to the shift at Delhaize America from certain vendor allowance money (accounted for in the line “other operating income”, which is not included in the gross profit calculation) to a discount taken from the list price of the invoice (accounted for in the line “cost of goods sold”), as part of the introduction in 2002 of the Every Day Low Cost program as amounts formerly included in allowances are shifted to the invoice as direct cost reductions.

Other Operating Costs

	Year Ended December 31,
	2003		2002		2001
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Selling, administrative and other operating expenses	1,341.9	7.2	1,514.8	7.3	1,527.9	7.1
Salaries, social security and pensions	2,414.2	12.8	2,712.3	13.1	2,783.0	13.0
Depreciation and amortization	623.7	3.3	725.0	3.5	719.4	3.4

Total other operating costs	4,379.8	23.3	4,952.1	23.9	5,030.4	23.5

     Other operating costs as a percentage of sales decreased from 23.9% during the year ended December 31, 2002, to 23.3% in the corresponding period in 2003, due to decreased selling, administrative and other operating expenses, lower salaries, social security and pension costs and decreased depreciation and amortization. Selling, administrative and other operating expenses, as a percentage of sales, declined from 7.3% in 2002 to 7.2% in 2003. Salaries, social security and pension costs decreased, as a percentage of sales, from 13.1% in 2002 to 12.8% in 2003. These reductions are primarily the results of the ongoing cost and expense savings at Food Lion and other operating companies within the Group. In January 2003, Food Lion launched a major initiative to identify and implement cost and expense savings of approximately USD 100 million (approximately EUR 88.4 million) through the closing of 41 underperforming stores, improved purchasing of supplies, the streamlining of its support structure and other initiatives. Store labor costs decreased as a result of productivity and operational improvements. Retirement plan expenses were reduced as a result of changes in the retirement plans of Food Lion and Kash n’ Karry.

     Depreciation and amortization decreased from 3.5% of sales in the year ended December 31, 2002 to 3.3% of sales in the year ended December 31, 2003. Depreciation and amortization expense decreased due to the closing of 46 stores in the U.S. in 2003 and a reduction in capital expenditures from EUR 634.9 million in 2002 to EUR 448.3 million in 2002.

     Other operating costs as a percentage of sales increased from 23.5% during the year ended December 31, 2001 to 23.9% in the corresponding period in 2002, due to increased selling, administrative and other operating expenses, increased salaries, social security and pension costs and increased depreciation and amortization. Selling, administrative and other operating expenses, as a percentage of sales, increased from 7.1% in 2001 to 7.3% in 2002. Salaries, social security and pension costs increased, as a percentage of sales, from 13.0% in 2001 to 13.1% in 2002. At Delhaize America, increased store labor costs to support improved customer service and charges related to the reorganization of the senior management team of EUR 7.1 million were offset by rigor in cost control and increased productivity. In Belgium, labor costs increased due to the staffing required during the introduction of the euro at the beginning of the year and the year-on-year salary increases related to the adjustment of salaries to inflation during 2001.

     Depreciation and amortization increased from 3.4% of sales in the year ended December 31, 2001 to 3.5% of sales in the year ended December 31, 2002. Depreciation and amortization expense increased due to the full year effect of the purchase price allocation related to the share exchange with Delhaize America.

     During the year ended December 31, 2002, Delhaize Group recognized store closing costs of EUR 3.0 million primarily related to 10 planned store closings in the ordinary course of business at Delhaize America and the reversal of the store closing reserve related to the re-opening under the Food Lion banner of one former Hannaford store previously closed. These store closing costs primarily consisted of estimated post-closing lease liabilities, other exit costs associated with the store closing commitments and related asset impairment charges.

Store Closing Costs in the Ordinary Course of Business

     Delhaize Group generally intends to complete store closings within a one-year period following the business decision to close. As most of the Delhaize Group’s stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which is required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes (all of which are contractually required payments under the lease agreements) over the remaining lease term. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group’s previous experience in disposing of similar assets and current economic conditions. Any reduction in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Disposition efforts related to store leases and owned property begin immediately following the store closing.

     Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold.” Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized and measured at its fair value when the termination notice is communicated to the associates. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

     Significant cash outflows associated with closed stores relate to ongoing lease payments. Because the liability associated with ongoing operating leases for closed stores is recorded at the present value of the estimated remaining non-cancelable lease payments net of estimated subtenant income, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period. Store closing costs relating to store closings in the ordinary course of business are charged to operating income as “selling, administrative and other operating expenses” and “depreciation and amortization.” See the section below entitled “Store Closing Costs” for further information.

Operating income

     The following table sets forth, for the periods indicated, Delhaize Group’s operating income contribution by geographic region:

	Year Ended December 31,
	2003		2002		2001
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
United States	647.1	4.7	695.3	4.4	807.1	4.8
Belgium*	153.0	4.2	102.4	3.0	103.7	3.2
Other	9.1	0.6	9.5	0.7	10.5	0.8

Total	809.2	4.3	807.2	3.9	921.3	4.3

* Belgium includes Delhaize Group operations in Belgium, the Grand-Duchy of Luxembourg and Germany and includes corporate expenses incurred by the parent company.

     The operating income as a percentage of sales (the “operating margin”) of Delhaize Group rose from 3.9% in 2002 to 4.3% in 2003. The increase is a result of the lower operating costs as a percentage of sales, which declined from 23.9% during the year 2002 to 23.3% in 2003, partially offset by a decrease of the gross margin from 25.9% in 2002 to 25.6% in 2003. As a result of the expense and costs savings primarily at Food Lion, the operating margin of the United States operations of Delhaize Group improved from 4.4% in 2002 to 4.7% in 2003. The operating margin of the Belgian operations grew to 4.2% in 2003 from 3.0% in 2002 due to continued cost discipline and the increase of its gross margin as a consequence of better buying conditions and an improved sales mix. The operating margin of the operations of Delhaize Group outside the United States and Belgium declined from 0.7% to 0.6%.

     Operating income was EUR 809.2 million for the year ended December 31, 2003, an increase of 0.3% compared to the corresponding period in 2002. At identical exchange rates, this increase was 16.9% in 2003. The increase at identical exchange rates was due to the improving sales trend at Food Lion and Kash n’Karry, the continued good sales performance at Hannaford and Delhaize Belgium, the increased gross margin at Delhaize Belgium and the cost and expense savings at Food Lion and other operating companies within the Group.

     The operating margin of Delhaize Group decreased from 4.3% in 2001 to 3.9% in 2002. The reduction was due to an increase from operating costs as a percentage of sales, from 23.5% in 2001 to 23.9% in the year 2002, partially offset by an increase of the gross margin from 25.4% in 2001 to 25.9% in 2002. The operating margin of the U.S. operations of Delhaize Group declined from 4.8% in 2001 to 4.4% in 2002, as a result of weak sales particularly at Food Lion and Kash n’ Karry, inventory shrink and investments in price competitiveness. The operating margin of the Belgian operations declined to 3.0% in 2002 from 3.2% in 2001 due to increased operating costs as percentage of sales, partially offset by an increased gross margin. The operating margin of the operations of Delhaize Group outside the United States and Belgium declined from 0.8% in 2001 to 0.7% in 2002.

     Operating income declined 12.4% from EUR 921.3 million for the year ended December 31, 2002 to EUR 807.2 million for the corresponding period in 2002. At identical exchange rates, this decrease was 7.9%. The decrease at identical exchange rates was due to weak sales, particularly at the U.S. banners Food Lion and Kash ‘n Karry in the second half of the year due to the slowdown of the U.S. economy and the increased competitive environment. The decrease of the operating profit was also the result of the decline of the operating margin due to the negative margin impact of fixed costs in a weak sales environment, unplanned inventory shrink and investments in price competitiveness in the U.S.

Net Financial Expenses

	Year Ended December 31,
	2003		2002		2001
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Financial expenses	393.4	2.1	496.5	2.4	479.5	2.3
Financial income	34.7	0.2	41.4	0.2	15.2	0.1

Net financial expenses	358.7	1.9	455.1	2.2	464.3	2.2

     Net financial expenses during the year ended December 31, 2003 decreased 21.2% compared to the year ended December 31, 2002 and represent, as a percentage of sales, 1.9% in 2003 and 2.2% in 2002. Net financial expenses decreased primarily due to the depreciation of the U.S. dollar by 16.4% against the euro and to the interest reduction from the interest rate swap agreements (discussed in greater detail below under the heading “Interest Rate Risk”) and the repurchase of USD 69 million in debentures and other borrowings by Delhaize America in the second half of 2002. Net financial expenses decreased also with the mark to lower of cost or market of treasury shares which resulted in financial income of EUR 7.2 million.

     Net financial expenses during the year ended December 31, 2002 decreased 2.0% compared to the year ended December 31, 2001 and represent, as a percentage of sales, 2.2% in 2002 and 2001. Net financial expenses decreased primarily due to the depreciation of the U.S. dollar by 5.3% against the euro and to the interest reduction from the interest rate swap agreements (discussed in greater detail below under the heading “Interest Rate Risk”) and the repurchase of USD 69 million in debentures and other borrowings by Delhaize America in the second half of 2002. The interest reduction was offset by the mark to market of treasury shares (EUR 12.6 million), the foreign exchange losses primarily related to the dividend paid by Delhaize America to the parent company (EUR 7.7 million), and the loss related to the exercise of stock options (EUR 7.6 million).

Net Exceptional Expenses

	Year Ended December 31,
	2003		2002		2001
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Exceptional expenses	173.8	0.9	27.1	0.2	107.8	0.5
Exceptional income	28.9	0.1	14.4	0.1	11.4	0.1

Net financial expenses	144.9	0.8	12.7	0.1	96.4	0.4

     In the first quarter of 2003, 41 Food Lion and 1 Kash n’ Karry stores were closed and a streamlining of the support structure of Food Lion was started. An exceptional pre-tax charge of EUR 30.7 million (USD 34.8 million) was recorded in connection with this restructuring. In the third quarter of 2003, Food Lion began rolling out a new inventory and margin management system, which was supported by a change from the Retail Inventory Accounting Method to the Average Item Cost Inventory Accounting Method at Food Lion and Kash n’ Karry. The difference between the two methods of accounting for inventory resulted in an initial adjustment to inventory values, recorded as an exceptional non-cash charge of EUR 81.3 million (USD 91.9 million) pre-tax in the second quarter of 2003. Adjustments of an additional EUR 3.4 million (USD 3.9 million) to this initial exceptional charge were recorded during the second half of 2003. At the end of September 2003, Hurricane Isabel affected more than 200 Food Lion stores and one distribution center through early closings, evacuation or property damage. Delhaize Group recorded an exceptional charge of EUR 15.0 million (USD 16.9 million) pre-tax in the third quarter of 2003, primarily due to perishable product losses following power failures, mandatory evacuations and store closings. In November 2003, Delhaize Group sold its 49% interest in the Singaporean food retailer Shop N Save recording a capital gain of EUR 9.8 million. In the same quarter, Delhaize Group recorded impairment charges on certain fixed assets of Kash n’ Karry, Delhaize Belgium and Delvita (EUR 10.4 million), on its investment in the Worldwide Retail Exchange, a business-to-business platform (EUR 7.1 million), on the goodwill and other intangible assets on Food Lion Thailand (EUR 3.2 million) and on the goodwill at Mega Image (EUR 5.5 million). Additionally, a reversal of previous impairment charges of EUR 4.9 million was recorded on certain fixed assets of Delvita.

     Net exceptional expenses during the year ended December 31, 2002 were EUR 12.7 million compared to net exceptional expenses of EUR 96.4 million during the year ended December 31, 2001. The 2002 net exceptional expenses were primarily the result of store closing provisions and asset impairments at Delvita and Food Lion Thailand.

     Under Belgian GAAP, store closing costs related to store closings outside of the ordinary course of business are charged to “exceptional expenses.” See the section entitled “Store Closing Costs” below for further information on store closings outside the ordinary course of business. Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP.

Income Taxes

	Year Ended December 31,
	2003		2002		2001
	EUR	Tax rate	EUR	Tax rate	EUR	Tax rate
	(In millions, except percentages)
Total taxation	131.2	42.9%	159.6	47.0%	191.8	53.2%

     Delhaize Group’s effective tax rate (total taxation divided by income before taxation) was 42.9%, 47.0% and 53.2% for the years ended December 31, 2003, 2002 and 2001, respectively. The effective tax rate decreased in 2003 primarily due to the higher weight of the lower-taxed Belgian operations in the total profit, non-taxable gains on the adjustment to the lower of cost or market of treasury shares (effect of 0.8%) and the sale of Shop N Save in 2003 (effect of 1.1%) and non-deductible charges on the adjustment to the lower of cost or market of treasury shares in 2002 (effect of 1.5%). Effective January 1, 2003, the Belgian statutory tax rate was reduced from 40.2% to 34.0%. The effective tax rate decreased in 2002 primarily due to Delhaize Group not incurring certain non-deductible exceptional expenses that were incurred in 2001 (effect of 4.5%). Exceptional charges were EUR 34.5 million for the closing of SDM and EUR 19.0 million for store closings and asset impairment charges at Delvita.

Net Income

     The following table sets forth, for the periods indicated, Delhaize Group’s net income contribution by geographic region:

	Year Ended December 31,
	2003		2002		2001
	EUR	%	EUR	%	EUR	%
	(In millions, except percentages)
United States	80.6	47.0	152.1	85.3	133.1	89.1
Belgium	103.8	60.6	47.7	26.8	49.6	33.2
Other	(13.1)	(7.6)	(21.5)	(12.1)	(33.3)	(22.3)

Total	171.3	100.0	178.3	100.0	149.4	100.0

     In the year ended December 31, 2003, the contribution of the United States operations as a percentage of Delhaize Group net income decreased to 47.0% compared to 85.3% in the year ended December 31, 2002. The decrease was primarily a result of the significant exceptional expenses recorded in 2003 related to the store closings outside the ordinary course of business and streamlining of the support structure at Food Lion, the change in inventory accounting method, the effects of Hurricane Isabel, impairment charges on certain fixed assets of Kash n’ Karry and on its investment in the Worldwide Retail Exchange and the negative translation effect due to the depreciation of the U.S. dollar by 16.4% against the euro.

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

     In the year ended December 31, 2003, the contribution of Belgian operations as a percentage of Delhaize Group net income increased to 60.6% as compared to 26.8% in the year ended December 31, 2002. This increase was primarily a result of strong sales growth, improved sales mix, disciplined cost management, and the reduced statutory tax rate. The statutory tax rate was reduced from 40.2% in 2002 to 34.0% in 2003.

     In the year ended December 31, 2002, the contribution of Belgian operations as a percentage of Delhaize Group net income decreased to 26.8% as compared to 33.2% in the year ended December 31, 2001. This decrease was primarily a result of the decrease of the net loss at the “Other” operating locations (see explanation below).

     In the year ended December 31, 2003, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income was a negative 7.6% as compared to a negative 12.1% in the year ended December 31, 2002. This improvement was primarily a result of the EUR 9.8 million capital gain recorded on the sale of Shop N Save.

     In the year ended December 31, 2002, the contribution of the operations of Delhaize Group outside the United States and Belgium as a percentage of Delhaize Group net income was a negative 12.1% as compared to a negative 22.3% in the year ended December 31, 2001. This improvement was primarily a result of the non-recurring exceptional expenses for the store closings and the impairment charge recorded at Delvita in 2001 and the increase in 2002 of the net income at Alfa-Beta as a result of the integration of Trofo.

Store Closing Costs

     Under Belgian GAAP, store closing costs related to store closings in the ordinary course of business (i.e., on a store-by-store basis) are charged to operating income as “selling, administrative and other operating expenses” and “depreciation and amortization” and store closing costs related to store closings outside of the ordinary course of business (e.g., a specific market area or a Delhaize Group store banner) are charged to “exceptional expenses.”

     In 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its joint venture, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United States bankruptcy code on November 12, 2001 and is still in liquidation. In connection with these closings, Delhaize Group recorded losses of EUR 17.0 million and closed stores liabilities of EUR 17.5 million. During 2002, Delhaize Group recorded adjustments of EUR 1.7 million and cash payments of approximately EUR 4.4 million against these reserves. At December 31, 2002, Delhaize Group had a EUR 12.5 million closed stores liability related to the liquidation of SDM. During 2003, Delhaize Group recorded cash payments against these reserves of approximately EUR 2.5 million. At December 31, 2003, Delhaize Group had EUR 8.1 million closed store liabilities related to the liquidation of SDM.

     In 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2002, Delvita recorded additions to closed stores liabilities of EUR 1.8 million related to four additional stores and adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of approximately EUR 1.7 million. At December 31, 2002, Delvita had EUR 2.9 million closed stores liabilities for eleven closed stores. During 2003, Delvita recorded reductions to closed stores liabilities of EUR 0.4 million related to adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of approximately EUR 0.5 million. At December 31, 2003, Delvita had EUR 2.0 million closed store liabilities for ten stores.

     Other than those store closings in 2002 and 2001 relating to Delvita and the store closings in 2001 relating to SDM, the majority of Delhaize Group’s store closings in 2003, 2002 and 2001 relate to Delhaize America. Delhaize America had 204, 172 and 179 closed stores and planned to close an additional 2, 5 and 10 stores at December 31, 2003, 2002 and 2001, respectively. Thirty-nine of the 204 closed stores at December 31, 2003 were accounted for as discontinued operations under US GAAP. The following information represents Delhaize America’s store closings in the ordinary course of business and those outside of the ordinary course of business.

     Delhaize America had store closing liabilities of EUR 110.8 million, EUR 139.8 million and EUR 187.0 million at December 31, 2003, 2002 and 2001. The balance at December 31, 2003 of EUR 110.8 million consisted of lease liabilities and other exit cost liabilities of EUR 90.3 and EUR 20.5 million, respectively. The balance at December 31, 2002 of EUR 139.8 million consisted of lease obligations and other exit costs of EUR 110.1 million and EUR 29.7 million, respectively.

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

     During 2003, Delhaize America recorded net additions to closed store liabilities of EUR 13.3 million related to 18 store closings made in the ordinary course of business and the closure of 42 under-performing Food Lion and Kash n’ Karry stores outside the ordinary course of business and also adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 19.3 million. These reductions include cash payments of approximately EUR 15.6 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.7 million paid for other exit costs.

     During 2002, Delhaize America recorded net additions to closed store liabilities of EUR 1.4 million related to 15 store closings made in the ordinary course of business and adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 20.6 million. These reductions include cash payments of approximately EUR 16.7 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.9 million paid for other exit costs.

     During 2001, Delhaize America recorded net additions to closed store liabilities of EUR 8.5 million related to 12 store closings made in the ordinary course of business and adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 23.4 million. These reductions included cash payments of approximately EUR 17.1 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income and EUR 6.3 million paid for other exit costs, as discussed above. The non-cash adjustments of EUR 7.8 million related primarily to two events: 1) the revaluation of closed store liabilities of approximately EUR 6.7 million as a result of the share exchange by Delhaize Group; and 2) a reduction for closed stores acquired in the Hannaford acquisition, based on final purchase accounting allocation of EUR 14.5 million.

     See Notes 1 and 22 to the consolidated financial statements under Item 18 “Financial Statements” below for further information on store closing costs.

C. Liquidity and Capital Resources

     At December 31, 2003, Delhaize Group had EUR 459.1 million of cash and short-term investments compared to EUR 417.7 million at December 31, 2002. Delhaize Group’s principal source of liquidity is cash generated from operations. Debt is also an important tool in the funding policy of Delhaize Group because of recent acquisitions. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations. Cash flow from operations has also been used to service outstanding debt and for the payment of dividends. Delhaize Group believes that its working capital and existing credit lines are sufficient for its present requirements.

Operating Activities

     Cash provided by operating activities was EUR 848.5 million, EUR 1,036.8 million and EUR 1,208.5 million during the years ended December 31, 2003, 2002 and 2001, respectively. The net decrease in 2003 over 2002 was primarily due to a negative translation effect as a result of the depreciation of the U.S. dollar by 16.4% against the euro and increased tax payments. Tax payments increased to EUR 221.0 million in 2003 from EUR 121.7 million in 2002, due primarily to the nondeductible expense in 2003 at Food Lion and Kash N’ Karry for the change in inventory accounting method, increased profitability in the Belgian geographic region in 2003, and non-recurring tax deductions associated with depreciation and inventory valuation which occurred in 2002.

Investing Activities

     Cash used in investing activities decreased to EUR 482.4 million during the year ended December 31, 2003 compared with EUR 600.8 million for the year ended December 31, 2002 and EUR 608.3 million for the year ended December 31, 2001. In 2003, the decrease in capital expenditures and the sale of the interest in Shop N Save (Singapore) was partially offset by the acquisition of 43 Harveys stores in the U.S. and by investments of EUR 74.2 million in debt securities with maturities over three months. Increased purchases of tangible fixed assets in 2002 were almost totally offset by decreased acquisition activity in 2002 compared to 2001. In 2001, Delhaize Group used approximately EUR 45.4 million, net of cash acquired, for the Trofo acquisition and EUR 19.3 million in connection with the share exchange with Delhaize America.

     Capital expenditures were EUR 448.3 million for the year ended December 31, 2003 compared with EUR 634.9 million for the year ended December 31, 2002 and EUR 553.6 million for the year ended December 31, 2001. The decrease in 2003 was primarily due to the U.S. dollar weakening and lower capital expenditures in the U.S., partially as a result of construction delays related to prolonged rain and related weather conditions during the Spring of 2003 and as a result of disciplined reduction in capital spending to support the generation of cash flow and debt reduction. In 2003, Delhaize Group expanded its store network by 32 stores. Additionally, in 2003 Delhaize America renovated 94 existing stores. The increase in 2002 was primarily due to major information technology investments, especially at Food Lion. During 2002 Delhaize Group added 83 new stores to its sales network through store openings. Additionally, Delhaize America renovated 127 existing stores. During 2001 Delhaize Group added 83 new stores to its sales network through store openings and added 51 stores through its acquisitions. Additionally, Delhaize America renovated 145 existing stores. The following shows the breakdown of capital expenditures by geographic area in 2003, 2002 and 2001.

Capital Expenditures by Geographic Area

	Year Ended December 31,
	2003	2002	2001
	(Amounts in millions of EUR)
United States	321.8	505.8	431.3
Belgium	84.1	91.3	93.8
Other	42.4	37.8	28.5

Total	448.3	634.9	553.6

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

     In 2003, Delhaize Group acquired Harveys, a company that operates 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million in cash for the acquisition of Harveys and assumed approximately EUR 14.7 million in accounts payable and other short-term liabilities associated with the operations of Harveys. Harveys results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

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

     In January 2001, Delhaize Group paid approximately EUR 49.3 million to acquire Trofo S.A., a Greek food retailer, and its wholly-owned subsidiary ENA, S.A. This acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately EUR 77.9 million.

Financing Activities

     Cash used in financing activities was EUR 341.1 million during the year ended December 31, 2003, compared to cash used in financing activities of EUR 349.7 million and EUR 460.1 million in 2002 and 2001, respectively.

     Long-term Borrowings

     In 2003, Delhaize Group increased its long-term debt by EUR 36.1 million, including new debt in the amount of EUR 112.2 million, representing primarily the issuance of a EUR 100 million Eurobond (EUR 98.7 million net proceeds), payments of EUR 46.1 million long-term debt by Delhaize America and Delvita and the payment of capital leases worth EUR 30.0 million. In order to retain upstream guarantees from Hannaford on the Delhaize America bonds, Hannaford purchased and placed in an escrow account USD 86.6 million (approximately EUR 76.5 million) in U.S. treasury instruments to satisfy the remaining principal and interest payments due on a portion of its long-term debt.

     In 2002, Delhaize Group reduced its long-term debt by EUR 120.2 million including a Delhaize America repurchase of USD 69.0 million (approximately EUR 73.0 million) of its outstanding debt in open market transactions and the payment of capital lease obligations of EUR 32.2 million.

     On April 19, 2001, Delhaize America refinanced its USD 2.5 billion (approximately EUR 2.8 billion) short-term loan facility used to fund the acquisition of Hannaford by completing a private offering of USD 600 million (approximately EUR 681 million) of 7.375% notes due in 2006, USD 1,100 million (approximately EUR 1,248 million) of 8.125% notes due in 2011 and USD 900 million (approximately EUR 1,021 million) of 9.000% debentures due in 2031. On November 16, 2001, Delhaize America offered to exchange the original debt securities for exchange securities that were identical in all material respects to the original debt securities except that such debt securities are registered under the Securities Act, are not subject to the transfer restrictions applicable to the original debt securities and are not subject to any covenants regarding exchange or registration rights. The exchange offer expired on December 17, 2001. USD 2,542,142,000 (approximately EUR 2,884,569,000) of original debt securities were tendered for exchange securities. USD 57,858,000 (approximately EUR 65,651,000) in original debt securities were not tendered.

     In February 2001, Delhaize The Lion Nederland issued EUR 150 million, 5.5% Eurobonds due in 2006.

     Delhaize Group used the proceeds from these 2001 issuances to repay EUR 2.9 billion in short-term loans.

     At December 31, 2003, Delhaize Group had long-term borrowings as follows:

(Euros in thousands)
Notes, 7.375%, due 2006	475,060
Bonds, 4.625%, due 2006	149,274
Notes, 7.55%, due 2007	118,490
Bonds, 8.00%, due 2008	100,659
Bonds, 5.50%, due 2009	150,000
Notes, 8.125%, due 2011	870,943
Notes, 8.05%, due 2027	96,164
Debentures, 9.00%, due 2031	676,960
Other notes, 6.31% to 14.15%, due 2004 to 2016	61,026
Medium-term Treasury Program notes, 6.80% due 2006	12,395
Mortgage payables, 7.55% to 10.20%, due 2004 to 2016	20,248
Financing obligation, 7.25%, due 2004 to 2018	8,234

2,739,453

     The table set forth below provides the expected principal payments and related interest rates of our long-term borrowings by year of maturity as of December 31, 2003. For the definition of “fair value,” see Note 22 to the consolidated financial statements.

	2004	2005	2006	2007	2008	Thereafter	Fair Value
(U.S. dollars in million)
Notes due 2006	—	—	600.0	—	—	—	648.0
Average interest rate			7.38%
Notes due 2011	—	—	—	—	—	1,100.0	1,250.4
Average interest rate						8.13%
Debentures due 2031	—	—	—	—	—	855.0	1,026.6
Average interest rate						9.00%
Debt Securities	—	—	—	150.0	—	126.0	304.6
Average interest rate				7.55%		8.05%
Mortgages payable	5.0	2.6	2.9	3.2	2.8	9.3	28.1
Average interest rate	9.56%	8.85%	8.85%	8.86%	8.92%	8.67%
Other notes	8.8	12.1	17.2	12.2	12.2	18.8	85.9
Average interest rate	6.82%	6.93%	7.46%	6.98%	6.98%	7.32%
Financing obligation	0.5	(2.5)	0.4	0.5	0.5	11.0	10.4
Average interest rate	7.25%	7.25%	7.25%	7.25%	7.25%	7.25%
(euros in million)
Bonds due 2006	—	—	150.0	—	—	—	154.1
Average interest rate			5.50%
Bonds due 2008	—	—	—	—	100.0	—	111.8
Average interest rate					8.00%
Bonds due 2009	—	—	—	—	—	150.0	148.4
Average interest rate						4.63%
Medium-term Treasury Program notes	—	—	12.4	—	—	—	13.1
Average interest rate			6.80%

Short-term Borrowings

     Delhaize America maintains a revolving credit facility with a syndicate of commercial banks which expires in July 2005. In December 2002, the credit facility was amended and the line of credit was reduced from USD 500 million (approximately EUR 395.9 million) to USD 350 million (approximately EUR 277.1 million). The credit facility is collateralized by certain inventory of Delhaize America’s operating companies. The credit facility contains affirmative and negative covenants, including a minimum fixed charge coverage ratio, a maximum leverage ratio and an asset coverage ratio. At December 31, 2003, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2003 and had no borrowings during 2003. During 2002, Delhaize America had under this facility average borrowings of USD 4.7 million (approximately EUR 5.0 million) at a daily weighted average interest rate of 3.19%.

     At December 31, 2003 and 2002, the European and Asian companies of Delhaize Group together had credit facilities (committed and uncommitted) of EUR 655.3 million and EUR 686.2 million, respectively under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or that is based on market quotes from banks.

     Delhaize Group had in Europe and Asia EUR 86.0 million and EUR 337.3 million outstanding at December 31, 2003 and 2002, respectively in Short-term Credit Institution Borrowings, with an average interest rate of 3.17 and 3.79% respectively. During 2003, Delhaize Group had average borrowings of EUR 251.0 million at daily average interest rate of 3.31%.

     The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2003, Delhaize Group was in compliance with all such covenants. At December 31, 2002, Delhaize Group was in compliance with all such covenants, except a financial covenant under two short-term credit facilities at its wholly-owned subsidiary, Delvita. Delvita obtained waivers for such non compliance at December 31, 2002.

     In Belgium, Delhaize Group had approximately EUR 153.0 million and EUR 128.1 million in short-term notes outstanding under the EUR 500 million Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2003 and 2002, respectively.

Contractual Obligations and Commitments

     The following table summarizes Delhaize Group’s contractual obligations and commitments as of December 31, 2003.

		year
	Total	2004	2005	2006	2007	2008	Thereafter
	(In millions of EUR)
Short-term credit institution borrowings	86.0	86.0	—	—	—	—	—
Short-term treasury program notes	153.0	153.0	—	—	—	—	—
Long-term debt excluding capital lease obligations	2,755.3	9.9	24.9	652.9	130.7	112.6	1,824.3
Capital lease obligations	572.0	28.9	30.3	32.8	35.7	39.2	405.1
Operating lease obligations	2,676.8	233.5	229.4	222.1	211.8	198.3	1,581.7
Purchase Obligations*	358.3	205.2	78.9	35.2	15.2	15.5	8.3
Total	6,601.4	716.5	363.5	943.0	393.4	365.6	3,819.4

     * Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.

Off-balance sheet arrangements

      In addition to the obligations recorded on Delhaize Group’s balance sheet, Delhaize Group has certain commitments and contingencies that may result in future cash requirements. In addition to the capital commitments, operating lease commitments, purchase obligations and the other contractual obligations discussed above, these off-balance sheet arrangements consist of liabilities under interest rate swap and foreign currency swap agreements and liabilities under put and call options. For additional information about Delhaize Group’s commitments and contingent liabilities, please see Note 18 and 19 to Delhaize Group’s consolidated financial statements included in this annual report.

D. Factors Affecting Financial Condition and Results of Operations

     In addition to the factors discussed below, please see the information under the heading entitled “Risk Factors” under Item 3 “Key Information” above.

     Financial Risk Management. Delhaize Group has, as a global market participant, exposure to different kinds of market risk. The major exposures are foreign currency exchange rate, interest rate risks and self-insurance risks.

     The Group’s treasury function provides a centralized service for the management and monitoring of foreign currency exchange and interest rate risks for all the Group’s operations. The risk policy of the Group is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable. The Group does not hedge foreign exchange translation exposure. The Group does not utilize derivatives for speculative purposes.

     Foreign Exchange Risk. Because a substantial portion of Delhaize Group’s assets, liabilities and operating results are denominated in U.S. dollars, it is exposed to fluctuations in the value of the U.S. dollar against the euro. Delhaize Group does not hedge this U.S. dollar net investment. In 2003, a variation of 1 cent in the exchange rate of the euro would have caused sales to vary by 0.8% or EUR 155.5 million. Net income in 2003 would have increased over that of 2002 by 9.2%, at constant exchange rates, rather than the decrease by 4.0%.

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

     The policy of Delhaize Group is to hedge only foreign exchange transaction exposure that is clearly identifiable and, in principle, not to hedge foreign exchange translation exposure. Any sizeable intra-Group currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps.

     Interest Rate Risk. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit, the use of its commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or that is based on market quotes from banks. Delhaize Group also uses a treasury notes program. At December 31, 2003, 80.4% of Delhaize Group’s total debt was at fixed rate for a period of at least one year; therefore, a one-point variation in interest rates would not materially affect interest expense of Delhaize Group in 2003.

     During 2002 and 2001, Delhaize America, a subsidiary of Delhaize Group, entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semiannual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. On December 30, 2003, Delhaize America cancelled USD 100 million of the 2011 interest rate swap arrangements, at a loss of USD 2.7 million. The notional principal amounts of the interest rate swap arrangements at December 31, 2003 were USD 300 million (approximately EUR 237.5 million) maturing in 2006 and USD 100 million (approximately EUR 79.2 million) maturing in 2011.

     During the second quarter of 2003, Delhaize Group entered into interest rate swap agreements converting a portion of its debt from fixed to variable rates. Variable rates for these agreements are based on the three-month Euribor and are reset on a quarterly basis. The notional principal amount of these interest rate swap arrangements as of December 31, 2003 was EUR 100 million maturing in 2008.

     Self-Insurance Risk. Delhaize Group actively manages its insurance risk through a combination of external insurance coverage and self-insurance.

     Delhaize America is self-insured for workers’ compensation, general liability, automobile accident claims and druggist claims. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per individual claim for workers’ compensation and USD 3.0 million for automobile liability and general liability, including druggist liability, with a USD 2.0 million and a USD 5.0 million deductible in addition to the retention on the excess policy for automobile liability and druggists, respectively. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of the retained limits.

     In the fourth quarter of 2003, Delhaize America renegotiated its property insurance lowering its self-insured retention per occurrence to USD 5.0 million for named storms and USD 2.5 million for all other losses. Prior to the renewal, the amount of the deductible for each named storm occurrence as insured was calculated as five percent of the total insured value at all locations where physical loss or damage occurred. In 2003, Delhaize America incurred property loss of USD 16.9 million (which includes USD 14.3 million loss of inventory) related to Hurricane Isabel).

     Delhaize America implemented a captive insurance program in 2001; whereby, the self-insured reserves related to workers’ compensation, general liability and auto coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride. Premiums are transferred annually to Pride through Delhaize Insurance Co., a subsidiary of Delhaize America.

     Delhaize Belgium is partially self-insured through Redelcover S.A., a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxembourg, for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages, and similar insurable risks.

     Foreign Investment Risks. In addition to its significant operations in the United States and Belgium, Delhaize Group operates in a number of other countries. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

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

     Inflation and Changing Prices. Labor and cost of merchandise sold, the primary operating costs of Delhaize Group, increase with inflation and, where possible, are recovered through operating efficiencies and retail price adjustments.

     During 2003, some inflation was noted at all U.S. operating companies, composed most significantly of inflation in the cost of meat. Delhaize America’s ability to increase prices in reaction to the increase in beef costs has varied across geographical operating territories due to competition. Also, during fiscal 2003, Delhaize America experienced slight inflation primarily due to the pharmacy operations. During the fiscal year ended December 28, 2002, Delhaize America experienced actual deflation in its cost of merchandise as a result of transitioning to an Every Day Low Cost (EDLC) program. During the fiscal year ended December 29, 2001, Delhaize America experienced slight inflation on merchandise purchases of 1.1%.

     Delhaize Belgium, despite increases in product cost and labor rates, was able to improve its competitive price position and to expand its operating margin last year due to increasing sales volumes, improved product mix and an Everyday Fair Price strategy to consumers.

     Although there is the risk that inflation in Southeast Asia and in certain European countries in which Delhaize Group operates could have an effect on Delhaize Group’s results, such inflation has not had a material effect on sales or results of operations in these regions to date.

E. Recent Events and Outlook

Recent Events

     During the first quarter of 2004, one of Delhaize Group’s subsidiaries, Delhaize America announced a new strategic plan for Kash n’ Karry, its Florida-based business, that will focus resources on Kash n’ Karry’s core markets on the west coast of Florida, where it plans to open or remodel 20 Kash n’ Karry stores in 2004. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming Kash n’ Karry stores were closed in the first quarter of 2004. Management expects the 34 store closings will have a positive impact on the ongoing operational results of the Group. As part of the new strategy, Kash n’ Karry will be rebranded over the coming three years to the new banner name “Sweetbay Supermarket.” Delhaize Group recorded one-time pre-tax charges of USD 132.5 million (EUR 106.0 million) in the first quarter of 2004 related to the 34 store closings and the write-off of the Kash n’ Karry trade name.

     In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of approximately EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed, which is filed herewith as Exhibit 2.7. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

     At the Ordinary General Meeting held on May 27, 2004, the Board of Directors proposed the payment of a gross dividend of EUR 1.00 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 10, 2004, therefore amounted to EUR 92.7 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group had to issue new shares between the date of adoption of the annual accounts by the Board of Directors, March 10, 2004, and the date of their approval by the Ordinary General Meeting of May 27, 2004 (the “General Meeting”). The Board of Directors communicated at the General Meeting, the aggregate number of shares entitled to the 2003 dividend, which was 92,845,517, and submitted to this meeting the aggregate final amount of the dividend for approval, which was EUR 92.8 million. The annual accounts of 2003 as presented in this annual report reflect the dividend as approved by the General Meeting.

     On March 15, 2004, Delhaize America reached an agreement with The United Food & Commercial Workers International Union (the “UFCW”) providing that the UFCW will end its “corporate campaign” against Delhaize America. The agreement additionally resolves all outstanding disputes between the UFCW and Delhaize America, including all litigation.

Outlook

     In 2004, the sales network of Delhaize Group is expected to grow by approximately 61 stores to a total of 2,620 stores (including the impact of the 34 Kash n’ Karry store closings). For 2004, Delhaize Group plans capital expenditures (excluding capital leases) of approximately EUR 530 million.

     In 2004, Delhaize Group expects to open 58 new supermarkets in the U.S., including seven relocated stores. Delhaize Group plans to close 45 stores in the U.S. resulting in a net increase of six stores to a total number at the end of 2004 of 1,521 stores. The numbers of store openings and closings include 13 Food Lion stores which will be temporarily closed to be converted and reopened under the Harveys brand. Additionally, Delhaize Group plans to remodel and/or expand 111 existing stores.

     In 2004, Delhaize Belgium plans to enlarge its sales network by 25 stores (including three company-operated Delhaize “Le Lion” supermarkets) and to remodel 21 company-operated supermarkets. In addition, Delhaize Belgium plans to launch the construction of a new distribution center for fresh produce.

     In 2004, Delhaize Group plans to extend the sales network of the Southern and Central European operations by 25 stores to a total of 267 stores. The sales network in Asia is expected to increase by five supermarkets to a total of 79 stores.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

     In accordance with Belgian law, Delhaize Group’s affairs are managed by its Board of Directors. Under the Articles of Association of Delhaize Group, the Board of Directors must consist of at least three directors. As of June 15, 2004, the Delhaize Group Board of Directors consists of 11 directors. Ten of the directors are non-executive directors and one member, Pierre-Olivier Beckers, the Chief Executive Officer of Delhaize Group, is an executive director. Each of the ten non-executive directors qualifies as an independent director under the rules of the New York Stock Exchange. Four non-executive directors and the executive director are members of different family branches descended from the founders of the Company. At the May 27, 2004 ordinary general meeting, Delhaize Group’s shareholders acknowledged that all non-executive members of the Board of Directors satisfy the requirements of independence set forth by the Belgian Company Code and appointed them as independent directors. The Board of Directors met seven times in 2003.

     On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Beginning on January 1, 1999, the term of all directors’ appointments, new or renewed, was set at three years. The age limit of directors set by the Board is 70 years for the Chairman and the directors. The age limit is 75 years for those directors who were initially appointed before 1999 and for Mr. William G. Ferguson, who was appointed a director as part of the share exchange with Delhaize America in 2001. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

     On May 27, 2004, the shareholders at the Ordinary General Meeting appointed Dr. William Roper as a director for three years and renewed the terms of Count Goblet d’Alviella and Mr. Robert J. Murray as directors for three years. The Board of Directors has decided that Baron Georges Jacobs shall succeed Baron Gui de Vaucleroy as Chairman of the Board beginning January 1, 2005, and also proposed to the shareholders at the Ordinary General Meeting on May 27, 2004 the renewal of the mandate of Baron Gui de Vaucleroy for one year (which proposal was approved), thereby waiving the age limit set by the Board for the Chairman in order to facilitate the transition. The shareholders at the Ordinary General Meeting recognized the departure of Mr. William G. Ferguson, who reached the age limit to serve as a Board member and granted him the title of Honorary Director in gratitude for his contribution to Delhaize Group.

     The Delhaize Group Board of Directors and biographical information concerning its members as of May 27, 2004 are set forth below.

Name	Position	Director Since	Term Expires
Baron de Vaucleroy	Chairman	May 1980	2005

Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2006

Baron de Cooman d’Herlinckhove	Director	May 1973	2006

Count de Pret Roose de Calesberg	Director	May 2002	2005

Dr. William Roper	Director	August 2003	2007

Count Goblet d’Alviella	Director	May 2001	2007

Baron Georges Jacobs	Director	May 2003	2006

Robert J. Murray	Director	May 2001	2007

Didier Smits	Director	May 1996	2006

Philippe Stroobant	Director	May 1990	2005

Frans Vreys	Director	May 1982	2006

     Gui de Vaucleroy (70). Baron de Vaucleroy has been Chairman of the Board of Directors of Delhaize Group since January 1, 1999. Baron de Vaucleroy received his law degree and a Master degree in economic sciences from U.C.L. He joined Delhaize Group in 1960 and was appointed successively member of the Executive Committee, Vice-President of the Executive Committee, Chief Executive Officer and President of the Executive Committee (from January 1990 until December 1998). From 1999 to 2002, Baron de Vaucleroy was Chairman of the Federation of Belgian Enterprises. He served also as Chairman of the Belgian retail federation Fedis. He is Honorary Chairman of the Federation of Belgian Enterprises, a member of the Committee of the Brussels Division of ING (formerly Banque Bruxelles Lambert), and Director of the Compagnie Mobilière et Foncière du Bois Sauvage S.A.

     Pierre-Olivier Beckers (44). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999, and Chief Executive Officer of Delhaize America since September 1, 2002. Mr. Beckers earned a Bachelor’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, to work initially for three years in the U.S. operations of Delhaize Group as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Executive Vice-President of the Executive Committee in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the Food Marketing Institute and of CIES – The Food Business Forum, an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries. In 2002-2004, he served as Chairman of CIES. He is also member of the Board of Directors of the Belgian Olympic and Interfederal Committee and Chairman of the Committee for Belgian Sports Development.

     Edgar-Charles de Cooman d’Herlinckhove (70). Baron de Cooman d’Herlinckhove earned a law degree and a Master’s degree in economic sciences from U.C.L. and joined Delhaize Group in 1960. In 1968, he became a member of the Executive Committee and was successively appointed Executive Director responsible for the supermarket division, purchasing of grocery and fresh products, distribution centers and information technology.

Baron de Cooman d’Herlinckhove retired in 1995 and acted as a strategic consultant for Delhaize Group until 1998. In 1998, he became a non-executive director of the Company.

     Arnoud de Pret Roose de Calesberg (59). From 1991 to 2000, Count de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Count de Pret is a member of the Board of Directors of Interbrew, the Belgian brewery company. Count de Pret earned his degree in commercial engineering at U.C.L.-Louvain, Belgium and Credit Course Morgan Guaranty in New York, U.S.A. Count de Pret was elected to the Board of Directors of Delhaize Group in May 2002.

     Richard Goblet d’Alviella (55). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is a member of the Board of Directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Tractebel, Azeo, Danone Asia, Société Européenne des Satellites and ADSB Communications (Belgacom). Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group, and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School. Count Goblet d’Alviella was elected to the Board of Directors in May 2001.

     Georges Jacobs (63). Since 1987, Baron Jacobs has served as Chairman of the Executive Committee of the Belgian pharmaceutical and chemical company UCB Group. He also serves on the Board of Directors of UCB, Bekaert and SN Brussels Airlines. Baron Jacobs is Honorary Chairman of UNICE (Union of Industrial and Employers’ Confederations of Europe) and is a member of the Management Committee and Honorary Chairman of the Federation of Belgian Enterprises. Baron Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.). Baron Jacobs was elected to the Board of Directors of Delhaize Group in 2003.

     Robert J. Murray (62). Robert J. Murray has been Chairman of New England Business Service, Inc. (“NEBS”) since 1995 and has served on the Board of Directors of NEBS since 1991. He was Chief Executive Officer of NEBS from 1995 until 2003. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation, Tupperware Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master’s degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001.

     Dr. William Roper (55). Dr. Roper is Dean of the School of Medicine at University of North Carolina at Chapel Hill (UNC-CH), Chief Executive Officer of UNC-CH Health Care System and Vice Chancellor for Medical Affairs at UNC-CH. Before, Dr. Roper was Dean of the School of Public Health at the UNC-CH. He is professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center. Dr. Roper was appointed to the Board of Directors of Delhaize Group in August 2003 to fill the remaining term of a director who resigned, which appointment was confirmed by Delhaize Group’s shareholders at an extraordinary general meeting in April 2004.

     Didier Smits (42). Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

     Philippe Stroobant (51). Philippe Stroobant received a Bachelor’s degree in economics and a Master’s degree in commercial affairs at I.C.H.E.C. in Brussels. He joined Delhaize Group in 1980 and successively became responsible for the beverages department, member of the Executive Committee, Vice President of the Executive Committee and Chairman of the Management Committee of Delhaize Belgium. In 1990, he was elected Director of Delhaize Group. On January 1, 1998, Mr. Stroobant left Delhaize Group as manager and in the same year was elected Chairman of Fost Plus, which position he held until 2001.

     Frans Vreys (74). Frans Vreys earned a degree in commercial and financial Sciences at K.U. Leuven. From 1955 to 1994, Mr. Vreys worked for Cobepa, of which he became director and a member of the Management Board. In 1982, he was elected Director of Delhaize Group. In 1995, he became Chairman of the Board of Directors of Delhaize Group. On January 1, 1999, Mr. Vreys, who reached the age limit of the Chairmanship of the Board of Directors, resigned as Chairman of the Board. He still serves as a non-executive director of Delhaize Group. Mr. Vreys also serves as a director of Assubel and Sydes.

     After the Ordinary General Meeting held on May 23, 2001, the Board of Directors established an Audit Committee, a Governance Committee and a Compensation Committee. Below is a description of each committee of the Board of Directors.

Audit Committee

     The Audit Committee is composed solely of non-executive directors. In 2003, the Board of Directors determined that all members of the Audit Committee are independent under U.S. law applicable to public company audit committees.

     The Audit Committee assists the Board of Directors in its oversight responsibility by reviewing financial information provided by the Company to shareholders and others and by reviewing the Company’s auditing, accounting and financial processes generally. The Audit Committee reviews the activities of the Internal Audit Department, the Company’s financial reporting procedures and internal financial control systems. The Audit Committee also reviews the activities and independence of the Statutory Auditor.

     As of May 27, 2004, the members of the Audit Committee are Robert J. Murray, who is the Chair of the Audit Committee, Baron de Cooman d’Herlinckhove, Didier Smits, Philippe Stroobant, Frans Vreys, Count Goblet d’Alviella and Count de Pret Roose de Calesberg. In 2003, the Audit Committee met five times.

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

     As of May 27, 2004, the members of the Governance Committee are Baron de Vaucleroy, who is the Chair of the Governance Committee, Pierre-Olivier Beckers and Philippe Stroobant. The Governance Committee met eleven times in 2003.

Compensation Committee

     The Compensation Committee reviews, analyses and makes recommendations to the Board of Directors concerning the compensation for the Company’s executive directors and executive officers. The Compensation Committee also reviews general compensation policy, any stock option or profit-sharing programs for the associates of the Company and other compensation issues.

     As of May 27, 2004, the members of the Compensation Committee are Baron de Vaucleroy, who is the Chair of the Compensation Committee, Count Goblet d’Alviella and Robert J. Murray. In 2003, the Compensation Committee met three times.

B. Executive Officers

     Delhaize Group’s management structure consists of:

•	a management structure organized around three operational regions (United States, Europe and Southeast Asia) and seven support functions (finance department, legal affairs department, human resources department, information technology department, risk management department, communications department and global procurement department); and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group.

Management Structure (as of December 31, 2003)

     United States. Rick Anicetti, President and Chief Executive Officer of Food Lion, is responsible for Food Lion and Harveys; Ron Hodge, President and Chief Executive Officer of Hannaford, is responsible for Hannaford and Kash n’ Karry.

     Europe. Renaud Cogels is the President and Chief Executive Officer of Delhaize Europe, which is comprised of Delhaize Belgium (Belgium), Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

     Southeast Asia. Jean-Claude Coppieters ‘t Wallant, Executive Vice President and General Secretary, is the Executive Committee member responsible for the Asian operations of Delhaize Group, which are comprised of Food Lion Thailand and Super Indo (Indonesia). Dirk Van den Berghe is Chief Executive Officer of Delhaize Asia.

Executive Committee

     The Chief Executive Officer is in charge of the day-to-day management of the Company with the assistance of the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyses the business performance of Delhaize Group. The age limit set by the Board for the Chief Executive Officer is 65 years.

     A Belgian law enacted in 2002 gives the Board of Directors the power to delegate under certain conditions its global management authority to a management committee (''comité de direction / directiecomité’’). The Company’s Board elected not to create such a committee. In compliance with Belgian law and to clarify that the Company’s Executive Committee is not a management committee holding the Board’s global management powers, the Company’s Board decided in April 2003 to change the French and Dutch names of the Company’s Executive Committee into ''Comité Exécutif / Executief Comité’’, and to maintain its previous functions.

     The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors. The Board of Directors decides on the compensation of the members of the Executive Committee and other senior officers of the Company upon recommendation of the Compensation Committee. The executive Board member recuses himself from any decision regarding his compensation.

     Delhaize Group’s current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of the executive officers who are also members of the Board of Directors, which is set forth above).

		Executive Officer/
		Member of the
		Executive Committee
Name	Position	Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Rick Anicetti	Executive Vice President	2002
Renaud Cogels	Executive Vice President	1988
Jean-Claude Coppieters ‘ t Wallant	Executive Vice President and General Secretary	1987
Arthur Goethals	Executive Vice President	1994
Ron Hodge	Executive Vice President	2002
Craig Owens Michael Waller	Executive Vice President and Chief Financial Officer Executive Vice President and General Counsel	2001 2001

     Rick Anicetti (45). Rick Anicetti is Executive Vice President of Delhaize Group and President and Chief Executive Officer of Food Lion. Mr. Anicetti began his food industry career at Hannaford Bros. Co. in 1980. After completing the Company’s retail management training program, he held a progression of roles of increasing responsibility and was ultimately named head of the southeastern operations of Hannaford. Mr. Anicetti joined Food Lion in August 2000 as Chief Operating Officer and was promoted to President in September 2001. He is a member of the Board of Directors of the Food Bank of North Carolina, the North Carolina Retail Merchants Association, the North Carolina Food Dealers Association, and the Food Bank of Metrolina. He earned his bachelor’s degree from Bowdoin College in Brunswick, Maine.

     Renaud Cogels (55). Renaud Cogels is an Executive Vice President of Delhaize Group and President and Chief Executive Officer of Delhaize Europe. Mr. Cogels was previously General Manager of Delhaize Belgium. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master’s degree in economics at the University of Louvain.

     Jean-Claude Coppieters ‘t Wallant (58). Jean-Claude Coppieters ‘t Wallant is an Executive Vice President and General Secretary of Delhaize Group, as well as Secretary to the Board of Directors of Delhaize Group. Mr. Coppieters was Chief Financial Officer of Delhaize Group between 1998 and 2001 and has been Secretary of the Board of Directors of Delhaize Group since 1990. Mr. Coppieters joined Delhaize Group in 1971 as a member of the financial department. Mr. Coppieters became Director of Finance in 1974. In 1980, Mr. Coppieters became responsible for store expansion, real estate and insurance, and for accounting in 1990. From 1984 to 1987, Mr. Coppieters was Secretary of the Executive Committee, and in 1987, he became a member of the Executive Committee. Mr. Coppieters received a Bachelor’s degree in commercial and financial sciences at I.C.H.E.C., Brussels. Since 1994 Mr. Coppieters has been a member of the Board of Directors of Assubel “Accidents de Travail”.

     Arthur Goethals (58). Arthur Goethals is an Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Belgium. Mr. Goethals was previously the Chief Operating Officer of Delhaize Belgium and has been a member of the Executive Committee of Delhaize Group since 1994. Mr. Goethals joined Delhaize Group in 1972 and became successively store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with responsibility for developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals became successively Zone Director, Director Supermarkets Division and in 1994 Executive Director of Sales & Marketing for Delhaize Group. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School. Mr. Goethals has been a member of the Board of Directors of Fedis since 2001.

     Ronald C. Hodge (55). Ronald C. Hodge is Executive Vice President of Delhaize Group and President and Chief Executive Officer of Hannaford. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He has been named President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards’ of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996.

     B. Craig Owens (49). Craig Owens is Executive Vice President and Chief Financial Officer of Delhaize Group. Before joining Delhaize Group, Mr. Owens worked 19 years with The Coca-Cola Company and various bottlers of Coca-Cola in different financial and management positions, including four years as President and Chief Executive Officer of the French bottler Coca-Cola Entreprise S.A. and in the United Kingdom as Chief Financial Officer of Coca-Cola Beverages PLC, franchise owner in 13 European countries. Mr. Owens holds a Bachelor’s degree in Politics from Washington and Lee University, Lexington, Virginia, and Master’s degrees from the Wharton School of Business of the University of Pennsylvania and the Fletcher School of Law and Diplomacy at Tufts University. Mr. Owens is a member of the Board of Directors of the American Chamber of Commerce in Belgium and he serves on the Advisory Board of the St John’s International School in Waterloo and the European Advisory Group of the Fletcher School.

     Michael R. Waller (50). Michael Waller is an Executive Vice President and General Counsel of Delhaize Group, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. He is also responsible for human resources and operational organizational development for Delhaize Group. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Connor, Jr. in the Southern District of Texas.

C. Compensation of Directors and Executive Officers of Delhaize Group

     On May 27, 2004, the shareholders at the Ordinary General Meeting approved setting the aggregate directors’ share of profit for fiscal year 2003 at EUR 690,192, a 14.8% increase over the prior year. In addition to receiving a director fee, Mr. Beckers is compensated for his service as Chief Executive Officer of Delhaize Group. An aggregate amount of EUR 220,000 was paid for fiscal year 2003 by subsidiaries of the Company to Delhaize Group directors who serve on the board of wholly owned subsidiaries. No other remuneration or advantage in their capacity as Board members is associated with the directors’ appointments. No loans or guarantees have been extended by Delhaize Group to members of the Board. During 2003, Delhaize Group had no service contracts with any of its directors which provide benefits upon termination of service.

     Furthermore, the shareholders at the Ordinary General Meeting on May 27, 2004, also approved a change in the remuneration method of the members of the Board of Directors. Beginning with fiscal year 2004, the Company’s directors will be remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. This system will replace the previous one, which was based on a share of profits.

     For the year ended December 31, 2003, the aggregate amount of compensation attributed by the Company and its subsidiaries to the eight members of the Executive Committee as a group for services in all capacities was EUR 7.6 million, including 70% aggregate base pay (EUR 5.3 million) and 30% variable compensation (EUR 2.3 million), compared to EUR 8.9 million in 2002 (EUR 17.0 million for 2002 including the cost related to a management change at Delhaize America). An aggregate number of 284,855 Delhaize Group stock options were granted to the members of the Executive Committee in 2003.

     The members of the Executive Committee benefit from corporate pension plans which vary regionally, including a defined benefit group insurance system for European based members that is contributory and based on the individual’s career length. The members of the Executive Committee also participate in profit sharing plans as well as defined benefit plans for U.S.-based members. The members of the Executive Committee participate in Delhaize Group’s stock option and long term incentive program plans. No loans or guarantees have been extended by Delhaize Group to members of the Executive Committee. The aggregate amount which Delhaize Group set aside or accrued to provide pension, retirement or similar benefits for the same directors and executive officers as a group for the year ended December 31, 2003 was approximately EUR 1.1 million, which amount is included in the EUR 7.6 million aggregate amount of compensation attributed by the Company and its subsidiaries to the eight members of the Executive Committee as a group for services in all capacities.

D. Employees

     As of December 31, 2003, Delhaize Group employed approximately 142,000 employees (of which approximately 62,500 were full-time employees and approximately 79,500 were part-time employees) compared to approximately 144,000 as of December 31, 2002. As of December 31, 2003, Delhaize Group employed approximately 108,000 employees in the United States, approximately 16,000 in Belgium and approximately 18,000 in other regions.

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

E. Share Ownership of Delhaize Group Management

     The directors and the members of the Executive Committee of Delhaize Group (19 persons) as a group as of December 31, 2003 owned 407,792 Delhaize Group ordinary shares or ADRs, which represented approximately 1% of the outstanding shares of Delhaize Group as of that date. To our knowledge, no director or executive officer of Delhaize Group beneficially owns more than 1% of Delhaize Group’s shares.

F. Equity-Based Compensation Plans

     Delhaize Group offers stock-related incentive plans to certain of its management associates, including the members of the executive committee. For associates of its non-U.S. operating companies, Delhaize Group offers stock option plans (SOP) and warrant plans. For associates of its U.S.-based companies, the incentive plans are based on options, warrants or restricted stock.

     Under the warrant plans, the exercise by the associate results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. As the stock option plans and the restricted stock plans are based on existing shares, no dilution will occur due to exercises under these plans.

     Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2003, there were options outstanding to acquire 536,435 ADRs under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan. Additionally, Delhaize America still has options outstanding under a 1996 Food Lion Plan, a 1988 and 1998 Hannaford Plan and a 2000 Delhaize America Plan; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

     Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America’s 2000 Stock Incentive Plan also provided for restricted stock grants, primarily for officers and employees. The grants of restricted stock generally were made to executive officers and normally 25% of the grant would become unrestricted each year starting on the second anniversary following the date of the grant. As of December 31, 2003, there were grants for 52,772 restricted ADRs outstanding under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan.

The following table sets forth the incentive plans adopted by the Company as of the date hereof:

				Number of Shares		Number of
	Effective Date of	Type of	Number of Shares Underlying Awards	Underlying Awards Outstanding June		Beneficiaries (at the Moment of		Exercise Period (as
Plan	Grants	Award	Issued	15, 2004	Exercise Price	Issuance)	Applicable) (1)
Plans for Management Associates of non-U.S. Operating Companies
2004 Stock Option Plan (2)	June 2004	Stock Options	273,408	273,408	EUR 38.74	560		Jan. 1, 2008 – June 20, 2011
2003 Stock Option Plan	June 2003	Stock Options	379,200	377,950	EUR 25.81	514		Jan. 1, 2007 – June 24, 2010
2002 Stock Option Plan	June 2002	Stock Options	158,300	155,100	EUR 54.30	425	(3)	Jan. 1, 2006 – June 5, 2012
2001 Stock Option Plan	June 2001	Stock Options	134,900	132,500	EUR 64.16	491	(3)	Jan. 1, 2005 – June 4, 2011
2000 Warrant Plan	May 2000	Warrants	115,000	113,400	EUR 63.10	461	(3)	Different exercise periods between June 2004 and Dec. 2009

				Number of Shares		Number of
			Number of Shares	Underlying Awards		Beneficiaries (at
	Effective Date of	Type of	Underlying Awards	Outstanding June		the Moment of	Exercise Period (as
Plan	Grants	Award	Issued	15, 2004	Exercise Price	Issuance)	Applicable) (1)
Plans mainly for Management Associates of Delhaize America and Other U.S. Subsidiaries
2002 Restricted Stock Unit Plan	May 2004	Restricted ADRs (4)	176,453	176,453	Not applicable	193	25% of the grant will vest each year starting on the second anniversary following the date of the grant
	May 2003	Restricted ADRs (4)	249,247	237,400	Not applicable	185	25% of the grant will vest each year starting on the second anniversary following the date of the grant
	May 2002	Restricted ADRs (4)	120,906	66,744	Not applicable	140	25% of the grant will vest each year starting on the second anniversary following the date of the grant
2002 Stock Incentive Plan	May 2004	Warrants	1,517,988	1,517,988	46.40	5,447	Exercisable until 2014
	May 2003	Warrants	2,132,043	1,901,200	USD 28.91	5,301	Exercisable until 2013
	May 2002 (5)	Warrants	3,853,578	2,836,630	USD 44.86	5,328	Exercisable until 2012
2000 Stock Incentive Plan	Various	Stock options	700,311	360,267	USD 36.87 – USD 63.28	4,497	Various
	Various	Restricted ADRs (4)	342,771	25,168	Not applicable	128	25% of the grant will vest each year starting on the second anniversary following the date of the grant
					USD 10.77 -	13,350	Various
Various (6)	Various	Stock options	1,552,973	91,326	USD 139.69

(1)	Vesting period for restricted ADRs under the 2002 Restricted Stock Unit Plan and 2000 Stock Incentive Plan.

(2)	These figures relate to the stock options offered by the Company. Grant recipients have until August 19, 2004 to accept the options offered.

(3)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiration of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 SOP), June 4, 2008 (under the 2001 SOP) and December 2006 (under the 2000 warrant Plan) respectively.

(4)	Restricted stock unit awards represent the right to receive the number of ADSs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADSs are issued with respect to restricted stock unit awards until the applicable vesting dates. In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan.

(5)	Out of the 3,853,578 warrants issued, 1,793,825 are newly issued warrants. The other 2,059,753 represent outstanding stock options previously issued under Delhaize America’s 2000 Stock Incentive Plan and transferred to the Delhaize Group 2002 Stock Incentive Plan in connection with the share exchange with Delhaize Group.

(6)	1996 Food Lion Plan, 1998 Hannaford Plan and 1988 Hannaford Plan.

     For additional information, see Note 22 to the consolidated financial statements under Item 18 “Financial Statements” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The Company’s capital stock consists of ordinary shares (the “Shares”), without nominal value, each having a par value of EUR 0.50. The Company’s Shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each Share held, on each matter submitted to a vote of shareholders. Major shareholders do not have different voting rights.

     In accordance with Belgian law and the Company’s articles of association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate, or group (each of which shall be deemed a “person” for such purposes) who, after acquiring directly or indirectly the beneficial ownership of any Shares or other securities giving the right to acquire additional Shares of the Company (either directly or by virtue of the ownership of American Depositary Receipts of the Company (“ADRs”)), is directly or indirectly the beneficial owner of 3%, 5%, 10% or 15% (or any other multiple of 5%) of the total voting rights of the Company, or such lesser percentage as may be required to be disclosed from time to time under any law, regulation, or the articles of association of the Company, and every subsequent acquisition or disposition which causes such beneficial owner’s or person’s total voting rights to increase or decrease past any such threshold percentage, shall, within two Belgian business days after becoming so beneficially interested, send to the Company and to the Belgian Banking, Finance and Insurance Commission, the information set forth in the March 2, 1989 Act on the disclosure of important participations in listed companies and the regulation of public takeovers or in the Royal Decree implementing this Act.

     On June 19, 2003 Sofina S.A. addressed a disclosure statement to the Company whereby it declared to hold 3.43% of the outstanding Shares of the Company, or 3.22% of the total of the outstanding Shares of and the subscription rights issued and granted by the Company. Based on the sole notifications received by the Company, as of June 15, 2004 there are no other shareholders that hold 3% or more of the total of the outstanding Shares of and the subscription rights issued and granted by the Company.

     Based on information received by The Bank of New York, Delhaize Group’s depositary for its American Depositary Shares (“ADSs”) evidenced by ADRs, each ADS representing one Share, as of June 15, 2004, there were 10,805,680 ADRs outstanding and 21,261 record owners with a registered address in the U.S.

B. Related Party Transactions

     In March 2002, Delhaize Group purchased a company named Sojesmi S.A. for EUR 1.3 million from a family member of Didier Smits, a director of the Company. Sojesmi owns a supermarket in Ghent, Belgium.

     In November 2002, Delhaize Group purchased, for EUR 4.6 million, 19.0% of Mega Image S.A., 19.0% of Super Dolphin S.A., 22.1% of Mega Dolphin S.A., 19.0% of ATTM Consulting and Commercial Ltd. and 19.0% of NP Lion Leasing and Consulting Ltd. from two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting, increasing its ownership of Mega Image from 51% to 70%, its ownership of Super Dolphin from 51.0% to 70.0%, and its ownership of Mega Dolphin from 59.3% to 81.4%, its ownership of ATTM Consulting and Commercial from 51.0% to 70.0% and its ownership of NP Lion Leasing and Consulting from 51.0% to 70.0%. The remaining 30.0% of Mega Image, 30.0% of Super Dolphin, 18.6% of Mega Dolpin, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting are still owned by the two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting.

     On April 25, 2001, the Company and Delhaize America consummated a share exchange transaction in which the Company acquired all of the outstanding shares of Delhaize America that it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs or Shares of the Company. As a result of the share exchange, Delhaize America became a wholly owned subsidiary of the Company. The Board of Directors of the Company and the Board of Directors of Delhaize America (upon unanimous recommendation by a four-person special committee of independent directors of Delhaize America) unanimously approved the share exchange. The shareholders of both the Company and Delhaize America also approved it.

     Delhaize Group has a 60% ownership interest in Super Discount Markets, a U.S. supermarket company located in the Atlanta market that filed for bankruptcy on November 11, 2001. Prior to such date, Delhaize Group, after a strategic review of its operations, had decided to sell the nine Save-a-Lot discount stores and close the 19 Cub Foods supermarkets of Super Discount Markets. Delhaize Group determined that an investment necessary to make Super Discount Markets successful in the highly competitive Atlanta market could not be justified. At the end of 2001, Super Discount Markets did not operate any stores. Super Discount Markets had an agreement with SuperValu Inc., its other shareholder, which required Super Discount Markets to purchase a minimum amount of its general store inventory on an annual basis from SuperValu Inc. through February 2005. Inventory purchases under the supply agreement with SuperValu Inc. were approximately EUR 114.5 million, EUR 152.8 million and EUR 133.9 million in 2001, 2000 and 1999, respectively. In addition, Super Discount Markets also paid franchise fees to Super Valu Inc. These fees amounted to approximately EUR 0.1 million, EUR 0.4 million and EUR 0.4 million for the years 2001, 2000 and 1999, respectively.

     During 2001, Delhaize Group increased its ownership interests in several of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid approximately EUR 0.7 million for these acquisitions.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     Delhaize Group’s consolidated financial statements are included in this annual report under Item 18 “Financial Statements.” The Company’s consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in Belgium and the United States. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 22 to the consolidated financial statements included under Item 18 “Financial Statements” below.

B. Legal Proceedings

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

C. Dividend Policy

     It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company. For additional information about our dividend policy, please see Item 3 “Key Information—Dividends.”

D. Significant Changes

     During the first quarter of 2004, one of Delhaize Group’s subsidiaries, Delhaize America announced a new strategic plan for Kash n’ Karry, its Florida-based business, that will focus resources on Kash n’ Karry’s core markets on the west coast of Florida, where it plans to open or remodel 20 Kash n’ Karry stores in 2004. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming Kash n’ Karry stores were closed in the first quarter of 2004. Management expects the 34 store closings will have a positive impact on the ongoing operational results of the Group. As part of the new strategy, Kash n’ Karry will be rebranded over the coming three years to the new banner name “Sweetbay Supermarket.” Delhaize Group recorded one-time pre-tax charges of USD 132.5 million (EUR 106.0 million) in the first quarter of 2004 related to the 34 store closings and the write-off of the Kash n’ Karry trade name.

     In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of approximately EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed, which is filed herewith as Exhibit 2.7. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

     At the Ordinary General Meeting held on May 27, 2004, the Board of Directors proposed the payment of a gross dividend of EUR 1.00 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 10, 2004, therefore amounted to EUR 92.7 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group had to issue new shares between the date of adoption of the annual accounts by the Board of Directors, March 10, 2004, and the date of their approval by the Ordinary General Meeting of May 27, 2004 (the “General Meeting”). The Board of Directors communicated at the General Meeting, the aggregate number of shares entitled to the 2003 dividend, which was 92,845,517, and submitted to this meeting the aggregate final amount of the dividend for approval, which was EUR 92.8 million. The annual accounts of 2003 as presented in this annual report reflect the dividend as approved by the General Meeting.

     On March 15, 2004, Delhaize America reached an agreement with The United Food & Commercial Workers International Union (the “UFCW”) providing that the UFCW will end its “corporate campaign” against Delhaize America. The agreement additionally resolves all outstanding disputes between the UFCW and Delhaize America, including all litigation.

ITEM 9. THE OFFER AND LISTING

A. Stock Price Information

     The trading market for Delhaize Group ordinary shares is Euronext Brussels in Belgium. Delhaize Group ordinary shares trade on the Euronext Brussels under the symbol “DELB.” Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of 20 of the largest Belgian publicly traded companies, the Euronext 100 index, the pan-European Dow Jones Stoxx 600 index, the MSCI Europe index and the FTSE Euromid index .

     Delhaize Group American Depositary Shares, or ADSs, each representing one of our ordinary shares, are traded on the New York Stock Exchange under the symbol “DEG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary under the Deposit Agreement dated as of April 26, 2001, among the Company, The Bank of New York and holders from time to time of ADRs issued thereunder.

     In 2003, 72.7 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 2.0 billion. This represented approximately 77.9% of the average Delhaize Group market capitalization of EUR 2.6 billion in 2003. The highest closing share price was EUR 43.99, the lowest EUR 11.90. The average daily trading volume was EUR 8.0 million, or an average daily volume of 285,276 shares. In 2002, 69.3 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 2.6 billion. This represented approximately 70.4% of the average Delhaize Group market capitalization of EUR 3.6 billion in 2002. The highest share price was EUR 61.1, the lowest EUR 15.00. The average daily trading volume was EUR 10.1 million, or an average daily volume of 271,592 shares.

     As of June 21, 2004, Delhaize Group had a market capitalization of approximately EUR 3.7 billion.

     The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 21, 2004, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 39.81. Delhaize Group’s ADRs are listed on the New York Stock Exchange under the symbol “DEG.” On June 21, 2004, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 47.66.

	Delhaize Group		Delhaize Group
	Ordinary Shares		ADRs
Period	High	Low	High	Low
	(Amounts in EUR)		(Amounts in USD)
Monthly Highs and Lows:
2004
January	43.98	40.42	55.24	50.70
February	43.98	41.00	55.50	51.07
March	46.35	37.56	56.65	45.92
April	42.31	38.69	50.00	47.07
May	40.42	36.83	48.75	43.53
June (through June 21)	40.30	37.95	48.52	46.35
Quarterly Highs and Lows:
2003
First Quarter	18.50	12.23	19.45	13.25
Second Quarter	28.00	16.80	30.66	18.59
Third Quarter	39.83	26.83	40.75	30.94
Fourth Quarter	43.70	35.65	51.04	41.80
2002
First Quarter	59.95	49.65	53.70	43.25
Second Quarter	56.56	44.78	51.86	44.05
Third Quarter	47.68	16.42	46.89	16.19
Fourth Quarter	20.36	15.60	19.75	15.25
Annual Highs and Lows:
2003	43.70	12.23	51.04	13.25
2002	59.95	15.60	53.70	15.25
2001*	71.75	49.00	61.20	49.60
2000	76.50	48.05	—	—
1999	91.70	64.90	—	—

*	Delhaize Group ADRs began trading on the New York Stock Exchange on April 26, 2001.

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

C. Custody, Clearing and Settlement of Delhaize Group Ordinary Shares

     Delhaize Group ordinary shares underlying the Delhaize Group ADRs are available only in bearer form and are represented by global certificates in bearer form deposited with CIK, for safekeeping.

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

ITEM 10. ADDITIONAL INFORMATION

A. Description Of Delhaize Group Ordinary Shares

     As of June 15, 2004, Delhaize Group’s corporate capital was EUR 46,422,759. The issuance premium on the Delhaize Group capital was EUR 2,282,436,030. This corporate capital was represented by 92,845,517 Delhaize Group ordinary shares, without nominal value each having a par value of EUR 0.50. At an extraordinary general meeting held on May 23, 2002, Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to increase the corporate capital by an amount equal to the then outstanding corporate capital. As of June 15, 2004, this authorization had been used for an amount of EUR 6,383,384, so that the amount of authorized capital remaining available as of that date was EUR 39,812,969. This authorization will expire in June 2007, but may be renewed.

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

     Under Belgian law, shareholders have sole authority with respect to the following matters, amongst others:

•	the approval of annual accounts;

•	the election and removal of directors and statutory auditors;

•	granting a discharge of liability to the directors and statutory auditors;

•	the determination of the compensation to directors and the fee of the statutory auditors;

•	the bringing of a suit against the directors on behalf of the Company;

•	an increase or decrease in the share capital, except to the extent the shareholders have previously authorized the Board of Directors to increase the capital; and

•	and any other amendment to the Articles of Association.

     Belgian law does not require a quorum for the annual general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting. Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital (except if taken by the Board of Directors) or amendment which would create an additional class of capital stock, require a quorum of 50% of the issued capital (provided that if the 50% quorum is not reached, the Board may call a second meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shareholders present or represented and voting at the meeting, or 80% of such shareholders if the amendment would change Delhaize Group’s corporate object or authorize the Board of Directors to repurchase Delhaize Group ordinary shares.

     Under Belgian law, Delhaize Group is required to publish a notice for each meeting of the shareholders in the Belgian Official Gazette at least fifteen days prior to a meeting or, if a second meeting will have to be held with the same agenda, this notice may be published at least eight days prior to the first meeting provided that such notice indicates the date of the second meeting. Delhaize Group is also required to publish two notices in two Belgian newspapers for each meeting of the shareholders; the first of these notices must be published at least eight days before the second notice is published and the latter must be published at least fifteen days prior to the meeting of the shareholders. However, if a second meeting has to be held with the same agenda, the second notice to be published in the Belgian newspapers may be released at the latest eight days before the first meeting provided that the first notice published in the Belgian newspapers indicates the date of the second meeting of the shareholders. In addition, a copy of the notice must be sent to each holder of Delhaize Group ordinary shares in registered form at least fifteen days prior to the meeting. Each notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of the shareholders is limited to the purposes stated in the notice of the meeting. Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting. For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts-Voting Rights” in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. Delhaize Group has agreed in the deposit agreement to give notice of a proposed shareholders’ meeting to the depositary on or before the first date Delhaize Group gives or publishes notice of the meeting to the holders of Delhaize Group ordinary shares.

     Neither Belgian law nor the Articles of Association limit the rights of non-resident or foreign investors to hold or vote the Delhaize Group ordinary shares or, subject to tax laws, to receive dividends paid on the Delhaize Group ordinary shares.

     Election and Tenure of Directors. Directors are elected by majority vote at a general meeting of shareholders for a term under our Articles of Association of up to six years. On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Beginning on January 1, 1999, the term of all directors’ appointments, new or renewed, to be proposed by the Board of Directors at the general meeting of shareholders was set at three years. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

     Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of Delhaize Group’s fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, the Board of Directors is to provide the annual accounts to Delhaize Group’s statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of Delhaize Group’s shareholders. Fifteen days before the date of Delhaize Group’s annual general meeting, the shareholders are entitled to review, at Delhaize Group’s registered office, a copy of the annual accounts as prepared by the Board of Directors, and the reports drawn up by the Board of Directors and by Delhaize Group’s statutory auditor. In addition, Delhaize Group is required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, Delhaize Group will furnish to its shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by the shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of the Board of Directors and the statutory auditor. This discharge of liability is valid only when the financial statements submitted by the Board of Directors contain no omissions of necessary information or misstatements as to the true condition of the Company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association, is valid only if such actions have been mentioned in the notice of the annual general meeting of shareholders.

     Dividends. Under Belgian law, Delhaize Group is required to set aside at least 5% of its net profits during each fiscal year and contribute such sum to Delhaize Group’s statutory reserve until such reserve has reached an amount equal to one-tenth of Delhaize Group’s capital. As of December 31, 2003, Delhaize Group’s statutory reserve amounted to 10% of its capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group’s net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of Delhaize Group’s accounts, the shareholders may decide to make a distribution of Delhaize Group’s net profits to all shareholders out of available reserves.

     Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of Delhaize Group ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

     Ownership Reporting. In accordance with Belgian law, any individual or entity who, as a result of acquiring voting securities or securities giving the right to subscribe to or acquire voting securities, becomes the owner of 5% or more of the total voting rights of a company, taking into account the securities held by the owner as well as by persons acting for its account or affiliated or acting jointly with it, must, within two business days after such acquisition, disclose to the company and to the Belgian Banking, Finance and Insurance Commission the information set forth in the Law of March 2, 1989 and the Royal Decree of May 10, 1989 implementing this Law. Such disclosure obligation must be complied with upon every acquisition or disposal which causes such owner’s voting rights (taking into account the voting rights attached to securities held by persons acting for its account or affiliated or acting jointly with it) to increase above or fall below 5% or any multiple of 5% of the total number of voting rights.

     Under Delhaize Group’s Articles of Association, any person or legal entity, which owns or acquires securities of the Company granting voting right, whether representing the share capital or not, must disclose to the Company and to the Banking, Finance and Insurance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three percent (3%) or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

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

     Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns 3% at least of the voting rights of the Company must disclose such acquisition or transfer to the Company and to the Banking, Finance and Insurance Commission in compliance with legal provisions in force.

     Disclosure statements relating to the acquisition or transfer of securities, which are made in compliance with this requirement, must be addressed to the Banking, Finance and Insurance Commission and to the Board of Directors of the Company at the latest the second business day after the occurrence of the triggering event. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Banking, Finance and Insurance Commission within the same period of time. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.

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

     Preferential Subscription Rights. Under Belgian law, shareholders of Delhaize Group have preferential subscription rights, in proportion to the number of Delhaize Group ordinary shares held by them, with respect to issuances of new Delhaize Group ordinary shares by Delhaize Group in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by the Board of Directors provided that it has been authorized to do so by the shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 23, 2002, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to EUR 46,196,352. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 15, 2004, the amount remaining available under this authorization was EUR 39,812,969.

     Acquisition, Holding in Pledge and Transfer by Delhaize Group of Delhaize Group Ordinary Shares. Under its Articles of Association the Company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The Board of Directors is authorized to transfer through public or private transactions the shares that the Company acquired, under the conditions determined by the Board of Directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

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

     In addition, on May 27, 2004, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2003. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company.

     Ability of Delhaize Group to issue Ordinary Shares in Response to a Takeover Bid. Under Belgian law, the person intending to make a takeover bid must notify the Belgian Banking, Finance and Insurance Commission in advance and the latter must notify the target company the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the Board of Directors has been previously authorized to issue new shares, it may decide to issue such shares to the extent that their issuance price is at least equal to the price offered by the bidder, that these shares be fully paid-up upon issuance and that the number of these new shares does not exceed 10% of the number of the shares outstanding immediately prior to the capital increase. The Board of Directors of a Belgian company also has the ability to convene an extraordinary general meeting of the shareholders to vote upon a proposal to issue new shares or warrants without, or with limited, preferential subscription rights.

C. Material Contracts

     Other than the contract described below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by Delhaize Group within the two years immediately preceding the date of this document which are material.

     In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of approximately EUR 295.2 million (the “Convertible bonds”), which are governed by that certain Trust Deed, dated April 30, 2004 (the “Trust Deed”), between Delhaize Group and The Bank of New York, as trustee. A copy of the Trust Deed is filed as Exhibit 2.7 to this Annual Report on Form 20-F. The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

D. Exchange Controls

     See Sections C and D under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

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

     Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, excluding distributions of Delhaize Group ordinary shares, if any, distributed pro rata to all shareholders of Delhaize Group, and holders of Delhaize Group ADRs, but including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of Delhaize Group ADRs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current and accumulated earnings and profits, as determined under United States federal income tax principles, of Delhaize Group. Dividends paid to a noncorporate U.S. holder after December 31, 2002 and before January 1, 2009 that constitute “qualified dividend income” will be taxable at a maximum tax rate of 15%. Dividends that do not constitute qualified dividend income, and dividends paid to corporate U.S. holders, will be taxed at ordinary income rates. Dividends paid with respect to the ordinary shares or ADRs to a U.S. holder will constitute qualified dividend income only if (1) the U.S. holder holds the ordinary shares or ADRs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date (for this purpose, a U.S. holder’s holding period will be reduced under the rules of Internal Revenue Code Section 246(c) for periods in which such U.S. holder’s risk of loss with respect to the ordinary shares or ADRs is diminished); (2) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (3) either (a) the dividend is paid with respect to a share of stock (or an ADR) that is readily tradable on an established securities market in the United States or (b) Delhaize Group is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for the purposes of these rules and which contains an exchange of information provision. If Delhaize Group were a “passive foreign investment company” or a “foreign personal holding company” (each as defined below) for any year, dividends paid on ordinary shares in such year or in the following year would not constitute qualified dividend income. In addition, a non-corporate U.S. holder will be able to take a dividend that is eligible for 15% maximum tax rate discussed above into account in determining its deductible investment interest (which generally is limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Dividends with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

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

     If dividends are paid in euros, the amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at the spot exchange rate between euros and U.S. dollars on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary gain or loss. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of Belgian withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

     Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for United States foreign tax credit purposes.

     Passive Foreign Investment Company. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and ADRs if Delhaize Group (or in certain circumstances any corporate subsidiary of Delhaize Group) is characterized as a passive foreign investment company (“PFIC”). In particular, if Delhaize Group (or such a corporate subsidiary) is a PFIC in any taxable year, U.S. Holders may be subject to a special tax regime (a) with respect to gains realized on the sale or other disposition of Delhaize Group ordinary shares or ADRs, as the case may be, and (b) with respect to distributions on Delhaize Group ordinary shares or ADRs, as the case may be, held for more than one taxable year to the extent those distributions constitute “excess distributions.” In general, Delhaize Group (or a corporate subsidiary of Delhaize Group) will be characterized as a PFIC during a taxable year if (a) 75% or more of its income is “passive” for purposes of the PFIC rules, or (b) 50% or more of its assets produce or are held for the production of “passive” income. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future a PFIC. However, since PFIC status is a factual matter that must be determined annually, Delhaize Group can provide no assurance as to such conclusion.

     Foreign Personal Holding Company. U.S. Holders should be aware that special United States tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and ADRs if Delhaize Group (or any corporate subsidiary of Delhaize Group) is characterized as a foreign personal holding company (“FPHC”). In particular, if Delhaize Group (or any corporate subsidiary) is an FPHC in respect of any taxable year, U.S. Holders may be subject to current tax on their (direct or indirect) pro rata share of certain income of the FPHC.

     In general, Delhaize Group (or any corporate subsidiary of Delhaize Group) will constitute an FPHC during a taxable year if (a) a specified percentage of its income is “passive” for purposes of the FPHC rules, and (b) at any time during the taxable year five or fewer individuals who are United States citizens or residents own (directly, indirectly or constructively) more than 50% of the voting power or value of Delhaize Group’s ordinary shares. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future an FPHC. However, since FPHC status is a factual matter that must be determined annually, Delhaize Group can provide no assurance as to such conclusion.

     United States Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ordinary shares or ADRs, or the proceeds of sale of Delhaize Group ordinary shares or ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s United States federal income tax liability.

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

     (b) reductions of statutory capital (except for reductions carried out in accordance with the Belgian Company Act and to the extent that the statutory capital qualifies as so-called fiscal capital); and

     (c) reimbursements of share capital and issuance premiums (except for reimbursements carried out in accordance with the provisions of the Belgian Company Code and to the extent the statutory capital and issue premiums qualify as so-called fiscal capital).

     Generally, dividends distributed by a Belgian resident company are under Belgian domestic law subject to a 25% withholding tax. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on a regulated market (such as Euronext Brussels) are, in principle, exempted from the 10% Belgian withholding tax provided (i) the transaction was carried out on Euronext or another similar stock market and (ii) no redemption offer was publicly made. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies as from January 1, 1994 (a) pursuant to a public issuance in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance until payment or attribution of the dividend, either registered with the issuing company or deposited in open custody to a bank, to a public credit institution, to a stock broker or to savings bank submitted to the supervision of the Belgian Banking, Finance and Insurance Commission. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares, did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

     Withholding Tax Reduction Under Belgium-United States Tax Treaty. Under the Belgium-United States tax treaty, the Belgian withholding tax shall be reduced to 15% of the gross amount of the dividends if the U.S. Holder, resident of the United States for purposes of the treaty, is the beneficial owner of the Delhaize Group ADRs and is entitled to the benefits of the treaty under the limitation of benefits article included in the treaty. The rate is further reduced to 5% if the U.S. Holder owns directly at least 10% of the voting stock.

     Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etrangers, Place J. Jacobs 10, 1000 Brussels, Belgium. As a general rule, the reduced treaty rate can also be obtained at source. To this end, a simplified withholding tax refund procedure has been agreed upon by Delhaize Group and the Belgian Tax Authorities in order to obtain the reduced treaty tax (see below). Alternatively, a U.S. Holder should file, within 10 days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

     Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain United States organizations that are not conducting a business nor are engaged in any activity of a lucrative nature and are exempted from income tax in the United States, are exempted from withholding tax.

     Simplified Withholding Tax Refund Procedures. If you are a registered holder of our ADRs, our U.S. depositary, The Bank of New York, will initially receive your dividends and will then distribute them to you. The depositary will also assist you in obtaining the refund of Belgian withholding tax under the Belgium-United States tax treaty. These arrangements may be amended or revoked at any time in the future.

     Under the simplified withholding tax refund procedure, The Bank of New York will automatically apply for the tax refund on behalf of all registered ADR holders that meet the requirements as defined under the Belgium-U.S. Tax Treaty. To file the application for refund, The Bank of New York will provide the Belgian Tax Authorities with each registered ADR holder’s name, address and tax identification number as well as with the number of ADR’s owned on the dividend record date, and the dividend refund amount to which such registered ADR holder is entitled. If a registered ADR holder does not wish The Bank of New York to disclose this information and thus to apply for the reduced withholding tax on such ADR holder’s behalf, the ADR holder must notify The Bank of New York in writing.

     Under the simplified withholding tax refund procedure beginning in 2004, the Belgian Tax Authorities will only require Form 6166 for a random sampling of ADR holders, as determined by The Belgian Tax Authorities, for which The Bank of New York has filed for the tax refund.

     A registered ADR holder who is part of the random sample will be required to submit a Form 6166 for Tax Year 2004 to The Bank of New York in order to receive a refund. The Bank of New York will notify a registered ADR holder in writing if such ADR holder has been included in the random sampling. Registered ADR holders selected in the random sampling will have to return Form 6166 to The Bank of New York by August 20, 2004 in order to receive their refund.

     A simplified refund procedure also applies to you if you hold your ADRs through a broker participating in the Depository Trust Company. Under this procedure, the Depository Trust Company claims a refund of Belgian withholding taxes on your behalf by certifying your U.S. taxpayer status to the Belgian tax authorities. This certification is based on information that you provide to your broker. A person who holds ADRs through a broker participating in the Depository Trust Company who is part of the random sample described above will be required to submit a Form 6166 for Tax Year 2004 to Delhaize Group before August 31, 2004 in order to retain the refund.

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

     The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.17% (but limited to EUR 250 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company. The subscription of newly issued shares in a Belgian company pursuant to a public issue is subject to this tax in the amount of 0.35% (but limited to EUR 250 per order).

     The tax amounts to 0.07% in case of a purchase or sale of certificates (or other securities) representing shares if these certificates are issued by a Belgian entity or person. The Minister of Finance also permits certificates issued by foreign entities having a Belgian permanent establishment to qualify for the reduced rate. The tax is limited to approximately EUR 250 per transaction and per party on the purchase and on the sale in Belgium of the qualifying certificates. The subscription of qualifying, newly issued certificates pursuant to a public issue is subject to this tax in the amount of 0.14% (but limited to EUR 250 per order).

     The following persons do not need to pay the TOB:

•	professional intermediaries referred to in Article 2 of the Law of April 6, 1995 acting for their own account;

•	insurance companies referred to in Article 2, §1 of the Law of July 9, 1975 acting for their own account;

•	pension funds referred to in Article 2, §3,6 ° of the Law of July 9, 1975 acting for their own account;

•	collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

•	non-residents, acting for their own account, upon delivery of a certificate of non-residence.

     No Belgian tax on stock market transactions will thus be due by the U.S. Holders on the subscription, buying or selling of ADRs, if the U.S. Holders are acting for their own account. In order to benefit from this exemption, the U.S. Holders must file with the Belgian professional intermediary a certificate evidencing that they are non-residents for Belgian tax purposes.

     Belgian Tax on the Physical Delivery of Bearer Securities. The physical delivery of bearer securities through an intermediary established in Belgium or pursuant to an issuance by a Belgian company triggers a tax in the amount of 0.6% on the value of the ordinary shares.

     If Delhaize Group bearer shares are delivered to an investor as a result of:

     (a) the issuance of the Delhaize Group bearer shares;

     (b) the purchase of Delhaize Group bearer shares through an intermediary established in Belgium;

     (c) the conversion of Delhaize Group ADRs into Delhaize Group bearer shares through an intermediary established in Belgium; or

     (d) the withdrawal of Delhaize Group bearer shares from open custody with a Belgian financial intermediary,

the above-mentioned tax equal to 0.6% on the value of the Delhaize Group shares will be due. Certain financial intermediaries benefit from an exemption from this tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Information About Market Risk

     See the information under Section D of Item 5 “Operating and Financial Review and Prospects” above.

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

     See the information under the headings entitled “Risk Factors” and “Exchange Rates” under Item 3 “Key Information” above and the heading entitled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects” above.

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

D. Ownership of Delhaize Group Shares

     Under Belgian law, if an individual or a company intends to acquire the joint or exclusive control of Delhaize Group through one or more transactions relating to the Delhaize Group shares, the acquirer must notify the Belgian Banking, Finance and Insurance Commission of the contemplated transaction at least five business days prior to such acquisition. If the contemplated acquisition of shares takes place at a price higher than the stock market price at the time of the acquisition, the acquiror must offer to all other shareholders of Delhaize Group the opportunity to sell their shares at the price offered for such acquisition or, if higher, at the highest price offered by the acquiror for shares during the 12 months preceding the acquisition of control of Delhaize Group. The acquiror must give the other shareholders this opportunity within 30 days after its acquisition of control either:

(1)	in the form of a public takeover bid; or

(2)	under an undertaking to support the stock price of the acquired company on the relevant stock exchange.

     Public takeover bids are subject to the supervision of the Belgian Banking, Finance and Insurance Commission. Prior to making a bid, a bidder must issue a prospectus which must be approved by the Belgian Banking, Finance and Insurance Commission. If the Belgian Banking, Finance and Insurance Commission determines that a takeover bid is contrary to the interests of the shareholders of Delhaize Group, it may suspend the takeover bid for a maximum of 72 hours and request the President of the Commercial Court in the district of the Belgian company’s registered office (Brussels in the case of Delhaize Group) to prohibit the bid and suspend the exercise of the rights attached to any Delhaize Group shares that were acquired in connection with the bid. Public takeover bids must be made for all the outstanding securities.

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

     A business’ concentration through a public takeover bid which does not fall into the scope of the European competition regulation must however be approved by the Belgian Competition Authorities if:

     (1) the combined revenues in Belgium of both the bidder and the target to be acquired exceed EUR 40,000,000; and

     (2) the revenues in Belgium of each of two of the businesses concerned exceed EUR 15,000,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this Annual Report on Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Accounting Officer have concluded that, as of such date, our disclosure controls and procedures are effective. There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the end of the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Robert J. Murray, Count Arnoud de Pret Roose de Calesberg and Count Richard Goblet d’Alviella are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Murray, Count de Pret Roose de Calesberg, Count Goblet d’Alviella and each of the other members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

ITEM 16B. CODE OF ETHICS

     On May 27, 2004 our board of directors adopted a Code of Ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is applicable to all our employees and directors, including our Chief Financial Officer, the other senior financial officers and our Chief Executive Officer. Our Code of Business Conduct and Ethics is attached to this annual report as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees and Services. The following table details the aggregate fees billed by our principal accountant, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL, and its affiliates for the last two fiscal years for various services:

Type of Services Provided
(amounts in EUR)	2003	2002
Audit Fees (a)	1,024,000	1,249,000
Audit-Related Fees (b)	632,000	907,000
Tax Fees (c)	2,107,000	1,498,000
All Other Fees (d)	41,000	458,000

(a)	Audit fees for the years ended December 31, 2003 and 2002 consist of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries and the assistance with review of documents filed with the Belgian Banking, Finance and Insurance Commission and the U.S. Securities and Exchange Commission.

(b)	Audit-related fees for the years ended December 31, 2003 and 2002 consist of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation of Sarbanes-Oxley § 404, and other similar services, consultations concerning financial accounting and reporting standard (especially related to the transition to International Financial Reporting Standards), due diligence and audits in connection with acquisitions or divestments.

(c)	Tax fees as of the years ended December 31, 2003 and 2002 consist of fees expensed for tax planning services and tax advice.

(d)	All other fees for the years ended December 31, 2003 and 2002 consist of fees for consulting services rendered by Deloitte Consulting.

     Audit Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit Committee may delegate pre-approval authority to one or more of its independent members, and approval of such member or members within the parameters of the policy shall constitute approval of the Audit Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit Committee. With respect to each proposed pre-approved service, the Auditor will provide appropriate documentation, which will be provided to the Audit Committee, regarding the specific services to be provided. The Audit Committee has designated the Company’s Vice President of Internal Audit to monitor the performance of services provided by the Auditor and to assess compliance with the pre-approval policies and procedures.

     During 2003, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable. See Item 18 “Financial Statements” below.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2003.

ITEM 19. EXHIBITS

Exhibit
No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1
Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2
First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3
Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4
Form of Third Supplemental Indenture, dated as of November 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash ‘n Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5
Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6
Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York

4.1
Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit
No.	Description
4.2
Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3
Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4
Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5
Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6
Fiscal Agency Agreement dated May 22, 2003 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2003)

11.1	Delhaize Group Code of Business Conduct and Ethics adopted on May 27, 2004

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

14.1	Consent of Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL

14.2
Delhaize Group Annual Report to Shareholders for 2003 (Filed as Exhibit 99 to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 5, 2004 and incorporated by reference herein)

14.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

By:	/s/ Pierre-Olivier Beckers

Pierre-Olivier Beckers
President and Chief Executive Officer

Date: June 30, 2004

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.:

     We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“Delhaize Group”) at December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003 (expressed in euros). These consolidated financial statements are the responsibility of the management of Delhaize Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Belgium and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Belgium.

     Accounting principles generally accepted in Belgium vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

     Our audits also comprehended the translation of euros into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE
REVISEURS D’ENTREPRISES SC sfd SCRL

Represented By:

James Fulton

Brussels, Belgium
June 21, 2004

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2003
	USD	2003	2002	2001
	(Note 1)	EUR	EUR	EUR
	(All amounts are expressed in thousands, except per share amounts)
REVENUE
Sales	23,770,276	18,820,488	20,688,436	21,395,945
Other operating income	468,245	370,740	394,148	524,078

Total Revenue	24,238,521	19,191,228	21,082,584	21,920,023
OPERATING COSTS
Cost of goods sold	17,684,799	14,002,216	15,323,270	15,968,370
Selling, administrative, and other operating expenses	1,694,782	1,341,870	1,514,848	1,527,946
Salaries, social security and pensions	3,049,107	2,414,178	2,712,294	2,783,011
Depreciation and amortization	787,793	623,748	724,982	719,393

Total Operating Costs	23,216,481	18,382,012	20,275,394	20,998,720

OPERATING INCOME	1,022,040	809,216	807,190	921,303
FINANCIAL INCOME	43,849	34,718	41,422	15,242
FINANCIAL EXPENSES
Interest expense and similar charges	446,073	353,185	429,132	445,295
Valuation allowance for treasury shares	(9,118)	(7,219)	12,645	1,514
Other financial expenses	59,884	47,414	54,710	32,695

Total Financial Expenses	496,839	393,380	496,487	479,504

INCOME BEFORE TAXATION AND EXCEPTIONAL ITEMS	569,050	450,554	352,125	457,041
EXCEPTIONAL INCOME
Gain on disposal of fixed assets	29,889	23,665	13,737	8,401
Other exceptional income	6,627	5,247	654	2,978

Total Exceptional Income	36,516	28,912	14,391	11,379
EXCEPTIONAL EXPENSES
Loss on disposal of fixed assets	19,647	15,556	11,437	12,558
Other exceptional expenses	199,821	158,211	15,684	95,271

Total Exceptional Expenses	219,468	173,767	27,121	107,829

INCOME BEFORE TAXATION	386,098	305,699	339,395	360,591
TAXATION
Deferred taxes	(121,523)	(96,218)	33,472	68,436
Current taxes	287,188	227,386	126,081	123,397

Total Taxation	165,665	131,168	159,553	191,833

INCOME AFTER TAXATION AND BEFORE MINORITY INTERESTS AND INVESTEES UNDER THE EQUITY METHOD	220,433	174,531	179,842	168,758
SHARE IN PROFIT/(LOSS) OF COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD	—	—	43	—
MINORITY INTERESTS	4,132	3,271	1,578	19,338

NET INCOME	216,301	171,260	178,307	149,420

WEIGHTED AVERAGE SHARES OUTSTANDING	92,097	92,097	92,068	79,494

EARNINGS PER SHARE	2.35	1.86	1.94	1.88

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003
	USD	2003	2002
	(Note 1)	EUR	EUR
	(All amounts are expressed in thousands)
LONG-TERM ASSETS
Debt issuance costs, net	18,629	14,750	17,376
Intangible assets, net	1,119,531	886,406	1,121,212
Goodwill arising on consolidation, net	3,645,874	2,886,678	3,163,132
Tangible fixed assets, net	4,046,608	3,203,965	3,743,324
Long-term investments and receivables, net	133,301	105,543	35,567

Total Long-term Assets	8,963,943	7,097,342	8,080,611
OTHER ASSETS
Deferred taxes	7,743	6,131	9,802
Inventories, net	1,739,000	1,376,880	1,707,673
Receivables, net	576,615	456,544	494,024
Treasury shares, net	16,341	12,938	5,942
Short-term investments, net	275,420	218,068	100,530
Cash	304,422	241,031	317,210
Prepayments and other	139,142	110,168	124,340

Total Other Assets	3,058,683	2,421,760	2,759,521

TOTAL ASSETS	12,022,626	9,519,102	10,840,132

SHAREHOLDERS’ EQUITY
Capital shares	58,492	46,312	46,196
Additional paid-in capital	2,871,011	2,273,168	2,264,225
Revaluation reserves	18,644	14,762	15,119
Retained earnings	1,708,357	1,352,618	1,277,325
Cumulative translation adjustment and other	(445,873)	(353,027)	(74,124)

Total Shareholders’ Equity	4,210,631	3,333,833	3,528,741
MINORITY INTERESTS	44,573	35,291	34,314
PROVISIONS FOR LIABILITIES AND DEFERRED TAXATION
Pension liabilities	47,529	37,632	45,133
Accrued liabilities	307,266	243,283	279,741
Deferred taxes	478,772	379,075	545,933

Total Provisions for Liabilities and Deferred Taxation	833,567	659,990	870,807
LONG-TERM DEBT
Long-term borrowings	3,447,361	2,729,502	3,123,953
Capitalized lease commitments	685,971	543,128	666,549
Other	20,044	15,870	16,129

Total Long-term Debt	4,153,376	3,288,500	3,806,631
SHORT-TERM OBLIGATIONS
Current portion of long-term debt	49,032	38,822	59,640
Short-term borrowings	301,877	239,016	465,404
Accounts payable and other liabilities	1,934,821	1,531,925	1,659,146
Accrued income taxes	89,486	70,852	75,421
Accrued salaries and benefits	287,127	227,337	258,122
Dividends and directors remuneration payable	118,136	93,536	81,906

Total Short-term Obligations	2,780,479	2,201,488	2,599,639
TOTAL LIABILITIES	7,767,422	6,149,978	7,277,077

TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND LIABILITIES	12,022,626	9,519,102	10,840,132

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Cumulative
	Number of		Additional			Translation	Total
	Shares		Paid-In	Revaluation	Retained	Adjustment	Shareholders’
	Outstanding	Capital	Capital	Reserves	Earnings	and Other	Equity
	(All amounts are expressed in thousands of EUR, except number of outstanding shares)
Balances at January 1, 2001	52,031,725	26,016	26,232	18,227	1,167,988	126,228	1,364,691
Capital increases	40,360,979	20,180	2,237,993	—	—	—	2,258,173
Dividends and directors Remuneration	—	—	—	—	(134,529)	—	(134,529)
Change in cumulative Translation adjustment	—	—	—	—	—	83,426	83,426
Changes in equity due to Subsidiary capital Transactions. See Note 11 to the consolidated financial statements	—	—	—	—	(5,144)	—	(5,144)
Other	—	—	—	(439)	439	—	—
Net income	—	—	—	—	149,420	—	149,420

Balances at December 31, 2001	92,392,704	46,196	2,264,225	17,788	1,178,174	209,654	3,716,037
Dividends and directors Remuneration	—	—	—	—	(81,906)	—	(81,906)
Change in cumulative Translation adjustment	—	—	—	—	—	(283,778)	(283,778)
Other	—	—	—	(2,669)	2,750	—	81
Net income	—	—	—	—	178,307	—	178,307

Balances at December 31, 2002	92,392,704	46,196	2,264,225	15,119	1,277,325	(74,124)	3,528,741
Capital Increases	231,853	116	8,943	—	(3,301)	—	5,758
Dividends and directors Remuneration	—	—	—	—	(93,536)	—	(93,536)
Change in cumulative Translation adjustment	—	—	—	—	—	(278,903)	(278,903)
Other	—	—	—	(357)	870	—	513
Net income	—	—	—	—	171,260	—	171,260

Balances at December 31, 2003	92,624,557	46,312	2,273,168	14,762	1,352,618	(353,027)	3,333,833

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2003
	USD	2003	2002	2001
	(Note 1)	EUR	EUR	EUR
	(All amounts are expressed in thousands)
OPERATING ACTIVITIES
Net income	216,301	171,260	178,307	149,420
Minority interests	4,132	3,271	1,578	19,338
Share in results of companies accounted for under the equity method	—	—	(43)	—
Adjustments for:
Depreciation and amortization	815,762	645,893	739,908	735,340
Provisions for losses on accounts receivable and inventory obsolescence	5,883	4,658	16,454	4,253
Stock option expenses	1,065	843	7,566	—
Income taxes	287,188	227,386	126,081	123,397
Interest expense and similar charges	446,073	353,185	429,132	445,295
Investment income	(36,828)	(29,159)	(25,804)	(9,904)
Loss on disposal of fixed assets	19,647	15,556	11,437	12,558
Gain on disposal of fixed assets	(29,889)	(23,665)	(13,737)	(8,401)
Change in accounting method	106,977	84,701	—	—

	1,836,311	1,453,928	1,470,879	1,471,296
Changes in working capital requirements:
Decrease (increase) in inventories	55,906	44,264	(94,265)	87,221
Decrease (increase) in receivables	9,310	7,371	(8,435)	72,734
(Increase) decrease in prepayments and other	(11,185)	(8,856)	27,639	32,811
(Decrease) increase in accounts payable and other liabilities	(39,351)	(31,157)	96,297	(65,998)
Increase (decrease) in accrued income taxes	8,141	6,446	13,276	(42,325)
(Decrease) increase in accrued salaries and benefits	(10,238)	(8,106)	8,849	(14,302)
(Reductions) additions to provisions for liabilities and deferred taxation	(108,738)	(86,095)	19,585	59,268

Cash generated from operations	1,740,156	1,377,796	1,533,825	1,600,705
Interest paid	(389,300)	(308,234)	(375,316)	(367,662)
Income taxes paid	(279,163)	(221,032)	(121,695)	(24,557)

Net Cash Provided By Operating Activities	1,071,693	848,530	1,036,814	1,208,486
INVESTING ACTIVITIES
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(35,701)	(28,267)	(13,302)	(69,950)
Purchase of tangible fixed assets	(566,254)	(448,340)	(634,901)	(553,569)
Purchase of financial assets	(558)	(442)	(3,089)	(4,488)
Purchase of intangible assets	(19,861)	(15,725)	(9,015)	(12,720)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	26,792	21,213	—	—
Sale of tangible fixed and intangible assets	44,317	35,089	35,400	24,593
Sale of financial assets	225	178	—	—
Cash loans made	(25,179)	(19,936)	(8,704)	(9,838)
Cash received from the repayment of loans	7,994	6,329	7,043	7,736
Dividends received	138	109	105	161
Interest received	36,690	29,049	25,699	9,743
Investment in debt securities	(93,718)	(74,202)	—	—
Gains on derivative instruments	15,897	12,587	—	—

Net Cash Used in Investing Activities	(609,218)	(482,358)	(600,764)	(608,332)

Cash Flow Before Financing Activities	462,475	366,172	436,050	600,154

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Year Ended December 31,
	2003
	USD	2003	2002	2001
	(Note 1)	EUR	EUR	EUR
	(All amounts are expressed in thousands)
FINANCING ACTIVITIES
Proceeds from the exercise of share warrants	7,277	5,762	—	8,007
Borrowings under long-term loans	144,170	114,149	6,822	3,075,398
Direct financing costs	(2,494)	(1,975)	—	(31,330)
Repayment of long-term loans	(96,112)	(76,098)	(127,067)	(209,275)
Escrow for funding senior notes	(96,684)	(76,551)	—	—
Escrow maturities	2,549	2,018	—	—
Borrowings under short-term loans (> 3 months)	236,466	187,226	202,666	473,967
Repayment of short-term loans (> 3 months)	(299,488)	(237,124)	(186,876)	(502,237)
Repayments of short-term loans (< 3 months), net of additions	(217,867)	(172,500)	(100,957)	(2,864,167)
Dividends and directors remuneration paid	(102,799)	(81,393)	(134,529)	(125,905)
Dividends paid by subsidiaries to minority interests	(1,905)	(1,508)	(1,295)	(18,448)
Increase in capital of subsidiaries by minority interests	—	—	—	193
Proceeds upon conversion of stock options at a subsidiary	2,234	1,769	4,849	8,980
Purchases of treasury shares	(3,180)	(2,518)	(13,357)	(36,243)
Loss on rate-lock related to long-term bond	(2,959)	(2,343)	—	(239,027)

Net Cash Provided By Financing Activities	(430,792)	(341,086)	(349,744)	(460,087)
EFFECT OF FOREIGN EXCHANGE TRANSLATION DIFFERENCES	(62,116)	(49,182)	(53,296)	9,398
CHANGE OF THE SCOPE OF CONSOLIDATION	—	—	—	1,390

Net Increase (Decrease) in Cash and Cash Equivalents	(30,433)	(24,096)	33,010	150,855

Cash and Cash Equivalents — Beginning of the Year	527,605	417,740	384,730	233,875

Cash and Cash Equivalents — End of the Year	497,172	393,644	417,740	384,730

     Cash and cash equivalents included in the statements of cash flows are composed of the following amounts:

	December 31,
	2003
	USD	2003	2002	2001
	(Note 1)	EUR	EUR	EUR
	(All amounts are expressed in thousands)
Cash and short-term investments	579,842	459,099	417,740	391,854
Bank overdrafts payable on demand	—	—	—	(7,124)
Debt securities with maturities over three months	(82,670)	(65,456)	—	—

Cash and cash equivalents	497,172	393,644	417,740	384,730

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

Consolidation

     Generally, all companies over which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% (“subsidiaries”) are fully consolidated. Companies over which joint control is exercised are proportionately consolidated. Companies for which Delhaize Group has a significant influence, particularly by owning voting rights between 10 and 50% are accounted for under the equity method. Companies whose results are not significant to Delhaize Group and whose activities are fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Unconsolidated companies are stated at historical cost less any provision required to reflect a long-term impairment of value. Subsidiaries in liquidation are valued using the equity method. All significant intercompany accounts and transactions are eliminated in consolidation. See Note 21 to the consolidated financial statements for a list of Delhaize Group’s subsidiaries at December 31, 2003 and 2002.

Fiscal Year

     Delhaize Group’s year ends on December 31. The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 53 weeks through January 3, 2004 in Delhaize Group’s year ended December 31, 2003 and 52 weeks through December 28, 2002 and December 29, 2001 in Delhaize Group’s years ended December 31, 2002 and 2001, respectively. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis. The results of operation of Harveys were included in Delhaize Group’s year ended December 31, 2003, prospectively from October 26, 2003, the date Delhaize Group acquired Harveys. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003. The results of operations of Super Discount Markets, Inc. (“SDM”) included in Delhaize Group’s year ended December 31, 2001, covered the period through November 12, 2001, the date SDM filed for bankruptcy. Since filing for bankruptcy, SDM is accounted for under the equity method for a value of zero.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Comparability of the Consolidated Financial Statements with those included in the Annual Report of Delhaize Group

     The consolidated financial statements and related notes of Delhaize Group presented herein differ in certain respects from the consolidated financial statements and related notes presented in the 2003 Annual Report of Delhaize Group published in accordance with Belgian law. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures that have been provided in order to present these consolidated financial statements in a format more customary to readers of annual reports in the United States of America.

     The translations of the euro (EUR) amounts into United States dollar (USD) amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of EUR 1 = USD 1.263, the approximate exchange rate on December 31, 2003. Such translations should not be construed as representations that the amounts in EUR could be converted into USD at that or any other rate.

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

	United	Czech	Slovak	Romanian		Thai	Indonesian
	States	Crown	Crown	Leu	Singapore	Baht	Rupiah
	Dollar	(x100)	(x100)	(x100)	Dollar	(x100)	(x100)
	(EUR per local currency)
Rate at December 31,
2003	0.7918	3.0855	2.4290	0.0024	—	2.0055	0.0094
2002	0.9536	3.1669	2.4095	0.0028	0.5495	2.1964	0.0106
Average Daily Rate:
2003	0.8840	3.1401	2.4103	0.0027	0.5075	2.1256	0.0103
2002	1.0575	3.2464	2.3423	0.0032	0.5913	2.4560	0.0113
2001	1.1166	2.9353	2.3095	0.0038	0.6235	2.5120	0.0110

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

     Supplemental disclosure of cash flow information is as follows:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in thousands of EUR)
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store Properties and equipment	39,556	56,483	75,174
Capitalized lease obligations terminated for store Properties and equipment	19,121	11,184	15,779
Share exchange with Delhaize America (see Note 2 to the consolidated financial statements):
Fair value of assets acquired	—	—	1,216,078
Cash paid (net of cash acquired)	—	—	24,531
Capital consideration given	—	—	2,250,166
Minority interest	—	—	(1,538,052)
Liabilities assumed	—	—	479,433
Acquisition of Trofo (see Note 2 to the consolidated financial statements):
Fair value of assets acquired	—	—	149,320
Cash paid (net of cash acquired)	—	—	45,370
Liabilities assumed	—	—	103,950

Financial Instruments

     Financial Risk Management. Delhaize Group has, as a global market participant, exposure to different kinds of market risk. The major exposures are foreign currency exchange rate and interest rate risks. Delhaize Group does not speculate with derivatives. Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps, currency options and other derivative instruments. Delhaize Group’s policy is to enter into financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. These financial instruments are generally designated as hedges of the underlying exposure. Gains and losses on interest rate and foreign currency agreements are generally accounted for in the same period as the item being hedged. Delhaize Group is subject to risk that the other parties to the agreements may fail to perform or may not fully or adequately perform. However, it does not anticipate such nonperformance as such parties are highly rated major international banks and financial institutions.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Interest Rate Risk. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or that is based on market quotes from banks. Delhaize Group also uses a treasury notes program.

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

Inventories

     Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

     In the second quarter of 2003, Delhaize Group changed its method of accounting for its Food Lion and Kash n’ Karry store inventories from the retail method to the average item cost method. The effect of the change on the December 31, 2002 inventory valuation resulted in a decrease in inventory of EUR 77.2 million at the beginning of 2003. The change was made to more accurately reflect inventory value by eliminating the estimation inherent in the retail method. The cumulative effect of this change on periods prior to December 31, 2002 has been included in “other exceptional expenses” in the condensed consolidated statement of income for the year ended December 31, 2003. The impact of changing from the retail method to the average item cost method resulted in a EUR 7.5 million increase in “cost of goods sold” for 2003, which was reclassed to “other exceptional expenses”, in accordance with Belgian GAAP.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Costs incurred for shipping and handling are included in “selling, administrative and other operating expenses,” “salaries, social security and pensions” and “depreciation and amortization,” depending on the nature of the cost.

     Delhaize Group has several “loyalty card” programs that provide its customers with discounts and incentives on purchases. The discounts and incentives offered through these cards include price discounts from the regular retail price for specific items, “buy one, get one free” incentives, and earning of “points” or similarly named awards that may later be submitted for point of sale discounts. The vendors fund some of the discounts, while Delhaize Group funds others. In either case, the sale is recorded at the net amount received from the customer. The cost of both items associated with a “buy one, get one free” promotion is reflected in cost of sales. That is, the expense associated with the “free” product delivered at the time of sale of another product is classified as “cost of goods sold.” Funding from vendors is generally recognized in the period the related products are sold and is recorded as a reduction in “cost of goods sold”. A liability is recorded at the point of sale when “points” or similarly named awards that may later be submitted for point of sale discounts are earned by the customer.

Cost of Goods Sold

     Purchases are recorded net of cash discounts and other supplier discounts relating to Delhaize Group buying and merchandising activities.

Supplier Allowances

     Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction, and volume incentives.

     Income from suppliers for in-store promotions are non-refundable credits or payments that are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectability is reasonably assured. This income is included in “other operating income.” Income from co-operative advertising is recognized in the period the related advertising occurs as “other operating income.” Income from new product introduction are allowances received to compensate for costs incurred associated with product handling and are recognized over the product introductory period as “cost of goods sold”.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Advertising Costs

     Advertising costs are expensed as incurred and classified in “selling, administrative, and other operating expenses.” Delhaize Group recorded advertising expense of approximately EUR 123.2 million in 2003, EUR 151.4 million in 2002 and EUR 142.6 million in 2001.

Interest and Similar Charges

     Interest expense and similar charges were approximately EUR 353.2 million, EUR 429.1 million and EUR 445.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, net of interest amounts capitalized of approximately EUR 2.9 million, EUR 2.7 million and EUR 3.4 million, respectively.

Store Opening Costs

     Costs associated with the opening of new stores are expensed as incurred.

Store Closing Costs

     Plans related to store closings are completed within one year of making the decision to close, and Delhaize Group generally intends to complete the closings within a one year period following the business decision to close. As most of the Delhaize Group’s stores are located in leased facilities, a lease liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or sale of the property. These other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes (all of which are contractually required payments under the lease agreements) over the remaining lease term. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group’s previous experience in disposing of similar assets and current economic conditions. Any reduction in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Disposition efforts related to store leases and owned property begin immediately following the store closing.

     Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold” for store closings in the ordinary course of business and in “other exceptional expenses” for store closings outside the ordinary course of business. Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized and measured at its fair value when the termination notice is communicated to the associates. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

     Significant cash outflows associated with closed stores relate to ongoing lease payments. Because the liability associated with ongoing operating leases for closed stores is recorded at the present value of the estimated remaining non-cancelable lease payments net of estimated subtenant income, the principal portion of lease payments reduces the lease liability, while the interest portion of the lease payment is recorded as interest expense in the current period.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Self-Insurance

     Delhaize America is self-insured for workers’ compensation, general liability, automobile accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per individual claim for workers’ compensation and USD 3.0 million for automobile liability and general liability, including druggist liability, with a USD 2.0 million and a USD 5.0 million deductible in addition to the retention on the excess policy for automobile liability and druggists, respectively. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions and deductibles. It is possible that the final resolution of some of these claims may require Delhaize America to make significant expenditures in excess of its existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. Delhaize America recorded self-insurance expense of approximately EUR 56 million in 2003, EUR 64 million in 2002 and EUR 48 million in 2001. Total claim payments were approximately EUR 43 million in 2003, EUR 50 million in 2002 and EUR 49 million in 2001. Self-insurance liabilities were approximately EUR 102.8 million and EUR 108.5 million at December 31, 2003 and 2002, respectively and have been classified as accrued liabilities in “provisions for liabilities and deferred taxation.”

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

     Delhaize Belgium is partially self-insured through Redelcover S.A., a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxembourg, for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages and similar insurable risks. Self-insurance expense and claim payments for each of the three years in the period ended December 31, 2003 were not significant.

Benefit Plans

     According to the laws and customary practices of each country, the subsidiaries in Delhaize Group have obligations in terms of pension and other retirement plans, life and disability insurance plans, medical plans applicable to active employees and other benefit plans. Delhaize Group accounts for defined benefit and defined contribution plans for its United States subsidiaries under the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). For all other consolidated entities, Delhaize Group accounts for obligations for its defined benefit and defined contribution plans as expense as contributions are made. Delhaize Group recorded expense related to these plans of approximately EUR 194.7 in 2003, EUR 225.6 million in 2002 and EUR 266.2 million in 2001.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Exceptional Income and Exceptional Expenses

     Exceptional income and exceptional expenses primarily represent income and expenses incurred outside of Delhaize Group’s normal ongoing business operations (i.e., food retail sales) and include gains and losses on disposals of fixed assets. During 2003, 2002 and 2001, exceptional income and exceptional expenses consisted of the following:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in millions of EUR)
Gains on disposals of fixed assets	14	14	8
Losses on disposals of fixed assets	(16)	(11)	(12)
Merger costs related to the Hannaford acquisition	—	—	(25)
Costs related to the share exchange with Delhaize America	—	(1)	(17)
Costs incurred to close 42 Delhaize America stores	(31)	—	—
Costs incurred to close SDM	—	—	(35)
Costs incurred relating to store closing provisions and an asset impairment at Delvita	1	(10)	(19)
Costs incurred to close four Food Lion Thailand stores	—	(3)	—
Change in accounting method at Delhaize America	(85)	—	—
Costs incurred due to Hurricane Isabel	(15)	—	—
Impairment on goodwill and other intangible assets at Food Lion Thailand and Mega Image	(9)	—	—
Asset impairments at Kash n’ Karry and Delhaize Belgium	(6)	—	—
Impairment on investment in WWRE	(7)	—	—
Gain on disposal of investment in Shop n’ Save	10	—	—
Other (expense) income, net	(1)	(2)	4

Total exceptional expense, net	(145)	(13)	(96)

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

     The following table reflects the results of operations on a pro forma basis as if the share exchange had been completed as of the beginning of the fiscal period presented. This unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had these transactions been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

Year Ended
December 31, 2001
(All amounts are expressed in millions
of EUR, except per share amounts)	Unaudited
Revenue	21,920
Net income	151
Earnings per share	1.64

Other Acquisitions

     In 2003, Delhaize Group acquired Harveys, a company that operates 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million for the acquisition of Harveys and assumed approximately EUR 14.7 million in accounts payable and other short-term liabilities associated with the operations of Harveys. Harveys results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

     In 2002, Delhaize Group purchased for EUR 8.4 million a Belgian company named De Wolf S.A. De Wolf S.A. operates one supermarket in Belgium.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     In 2002, Delhaize Group purchased for EUR 4.6 million 19.0% of Mega Image (i.e. 19.0% of Mega Image S.A., 19.0% of Super Dolphin S.A., 22.1% of Mega Dolphin S.A. that owns 86.0% of Mega Doi S.A., 19.0% of A.T.T.M. Consulting and Commercial Ltd., and 19.0% of NP Lion Consulting Ltd.) from a related party, increasing its ownership of the consolidated Mega Image from 51.0% to 70.0%.

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

     Effective May 31, 2002, Bel Thai Supermarkets Co. Ltd. changed its name to Food Lion (Thailand) Limited. In 2001, in connection with the share exchange with Delhaize America, Delhaize Group increased its ownership interest to 100.0% of Bel Thai Supermarkets, as Delhaize America owned 51.0% of Bel Thai Supermarkets.

     During 2001, Delhaize Group increased its ownership interests in various of its Belgian subsidiaries through purchases of interests held by certain employees. In the aggregate, Delhaize Group paid EUR 0.7 million for these acquisitions.

Note 3 Debt Issuance Costs, Net

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Balance at beginning of year	17,376	24,599
Additions	1,975	177
Amortization	(1,935)	(4,027)
Translation effect	(2,666)	(3,373)

Balance at end of year	14,750	17,376

     In 2003, additions to the debt issuance costs relate to the issuance of eurobonds by Delhaize Finance of EUR 100 million.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 4 Intangible Assets, Net

     Intangible assets, net, consist primarily of goodwill created from asset purchases of businesses, trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. (see Note 1 to the consolidated financial statements).

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
COST
Balance at beginning of year	1,268,113	1,496,006
Additions	13,827	8,900
Sales and disposals	(2,879)	(2,846)
Interaccount transfers and other	2,518	3,678
Acquisitions and divestitures	5,993	—
Translation effect	(215,079)	(237,625)

Balance at end of year	1,072,493	1,268,113
ACCUMULATED DEPRECIATION, AMORTIZATION AND OTHER
Balance at beginning of year	146,901	82,727
Current year expenses	72,909	86,102
Sales and disposals	(2,622)	(2,885)
Interaccount transfers and other	672	3,812
Acquisitions and divestitures	—	(1,690)
Translation effect	(31,773)	(21,165)

Balance at end of year	186,087	146,901

NET BOOK VALUE OF INTANGIBLE ASSETS AT END OF YEAR	886,406	1,121,212

Note 5 Goodwill Arising on Consolidation, Net

     Goodwill arising on consolidation, net, consists primarily of goodwill created from equity purchases of businesses (see Note 1 to the consolidated financial statements).

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Balance at beginning of year	3,163,132	3,445,945
Change due to acquisitions and disposals of businesses (including increases in holding percentages)	(2,214)	11,388
Amortization and impairment expense	(92,393)	(92,154)
Translation effect	(181,847)	(202,047)

Balance at end of year	2,886,678	3,163,132

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 6 Tangible Fixed Assets, Net

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Land and buildings	1,178,953	1,300,489
Plant, machinery and equipment	895,458	1,104,226
Furniture, fixtures and vehicles	144,728	125,576
Property under capital leases	468,219	598,994
Other tangible fixed assets	487,959	575,600
Construction in progress and advance payments	28,648	38,439

Total	3,203,965	3,743,324

		Plant,	Furniture,	Property		Construction in
		Machinery	Fixtures	Under	Other	Progress and
	Land and	and	and	Capital	Tangible	Advance
	Buildings	Equipment	Vehicles	Leases	Fixed Assets	Payments
	(All amounts are expressed in thousands of EUR)
COST
Balance at December 31, 2002	1,523,543	2,011,927	284,331	706,191	1,002,240	41,526
Additions	59,185	198,481	50,116	39,569	69,710	71,149
Sales and disposals	(35,414)	(61,535)	(10,654)	(25,393)	(12,636)	(5,137)
Interaccount transfers and other	22,207	(20,174)	42,820	(1,032)	32,281	(70,346)
Acquisitions and divestitures	(376)	3,704	(3,571)	—	(540)	55
Translation effect	(162,021)	(278,306)	(39,322)	(117,824)	(149,033)	(5,328)

Balance at December 31, 2003	1,407,124	1,854,097	323,720	601,511	942,022	31,919
REVALUATION SURPLUS:
Balance at December 31, 2002	32,692
Translation effect	—
Balance at December 31, 2003	32,692
ACCUMULATED DEPRECIATION AND OTHER
Balance at December 31, 2002	(255,746)	(907,701)	(158,755)	(107,197)	(426,640)	(3,087)
Depreciation expense	(40,221)	(229,319)	(44,505)	(50,119)	(113,177)	(879)
Reversal of depreciation expense due to disposals of assets and other	14,491	53,870	11,079	7,588	9,231	568
Interaccount transfers and other	917	(9,359)	(8,285)	(3,231)	12,172	43
Acquisitions and divestitures	655	2,068	2,744	—	1,459	—
Translation effect	19,041	131,802	18,730	19,667	62,892	84

Balance at December 31, 2003	(260,863)	(958,639)	(178,992)	(133,292)	(454,063)	(3,271)

NET BOOK VALUE OF TANGIBLE FIXED ASSETS AT DECEMBER 31, 2003	1,178,953	895,458	144,728	468,219	487,959	28,648

     Net book value at December 31, 2003 of Property under capital leases consists mainly of land and buildings of approximately EUR 468 million.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 7 Long-Term Investments and Receivables, Net

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Companies accounted for under the equity method:
Investments	238	557
Other:
Investments	1,603	9,176
Other	103,702	25,834

Total	105,543	35,567

     Investments at December 31, 2003 primarily represent Delhaize Group’s investment in the Worldwide Retail Exchange (“WWRE”), an electronic business-to-business market place. This investment of EUR 1.3 million represents an ownership interest of approximately 5.6%. In 2003, an impairment of EUR 7.1 million was recorded on Delhaize Group’s investment in WWRE. Other at December 31, 2003 primarily consist of amounts in escrow, deposits and securities. In October 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2003, EUR 58.4 million in aggregate principal amount of these notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2003, restricted funds of EUR 66.7 million are recorded in “long-term investments and receivables”.

Note 8 Inventories, Net

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Consumables	8,450	9,689
Goods for resale	1,342,145	1,667,580
Other	26,285	30,404

Total	1,376,880	1,707,673

     In the second quarter of 2003, Delhaize Group changed its method of accounting for its Food Lion and Kash n’ Karry store inventories from the retail method to the average item cost method. The effect of the change on the December 31, 2002 inventory valuation resulted in a decrease in inventory of EUR 77.2 million at the beginning of 2003. The change was made to more accurately reflect inventory value by eliminating the estimation inherent in the retail method. The cumulative effect of this change on periods prior to December 31, 2002 has been included in “other exceptional expenses” in the condensed consolidated statement of income for the year ended December 31, 2003. The impact of changing from the retail method to the average item cost method resulted in a EUR 7.5 million increase in cost of goods sold for 2003, which was reclassed to “other exceptional expenses”, in accordance with Belgian GAAP.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 9 Receivables, Net

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Trade receivables, net	415,288	431,137
Non-trade receivables	41,256	62,887

Total	456,544	494,024

     Trade receivables primarily represent receivables from franchised and affiliated stores, receivables from suppliers for charge-backs for in-store promotion and advertising, for co-operative advertising and for supplier allowances, representing volume rebates earned from buying and merchandising activities, and customer returned checks. See Note 1 to the consolidated financial statements.

     Allowances for doubtful accounts at December 31, 2003, 2002 and 2001, were as follows:

	December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Balance at beginning of year	19,513	18,969	11,301
Additions charged to expense	3,931	5,367	2,588
Other	(76)	—	4,806
Write-offs and recoveries	(1,362)	(3,440)	(396)
Translation effect	(1,236)	(1,383)	670

Balance at end of year	20,770	19,513	18,969

Note 10 Deferred Taxation

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Deferred tax assets:
Deferred tax assets of United States subsidiaries	5,547	9,084
Deferred tax assets of other subsidiaries	584	718

Total deferred tax assets	6,131	9,802

Deferred tax liabilities:
Deferred tax liabilities of United States subsidiaries	324,528	495,106
Deferred tax liabilities of other subsidiaries	54,547	50,827

Total deferred tax liabilities	379,075	545,933

Net deferred tax liabilities	372,944	536,131

Note 11 Shareholders’ Equity

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Ordinary Shares

     There were 92,624,557 and 92,392,704 Delhaize Group ordinary shares outstanding at December 31, 2003 and 2002, respectively (par value of EUR 0.50). Included in the shares outstanding at December 31, 2003 and 2002, were respectively 318,890 and 335,304 ordinary shares held as treasury shares. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable equity, including the earnings of the latest fiscal year. The shareholders at Delhaize Group’s annual general meeting must approve such dividends.

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

Legal Reserves

     Under Belgian law, 5% of net income must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital par value. At December 31, 2003, Delhaize Group’s legal reserve was EUR 4.6 million and classified in “retained earnings.” Generally, this reserve cannot be distributed to the shareholders other than in liquidation.

Authorized Capital

     As authorized by the extraordinary general meeting of shareholders held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

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

     In addition, on May 27, 2004, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2003. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Retained Earnings

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Consolidated retained earnings	1,224,071	1,137,179
Parent retained earnings	128,655	140,146

Total	1,352,726	1,277,325

Changes in Equity Due to Subsidiary Capital Transactions

     The following subsidiary capital transactions have affected Delhaize Group’s consolidated shareholders’ equity balances:

	December 31,
	2003	2002	2001
	(All amounts are expressed in thousands of EUR)
Delhaize America stock option plans	—	—	(5,144)

Total	—	—	(5,144)

     In 2003 and 2002, there were no subsidiary capital transactions.

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

Note 12 Long-term Borrowings and Capitalized Lease Commitments

Long-term Borrowings

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Non-subordinated borrowings:
Debentures, 9.00% (due 2031), unsecured	676,960	815,296
Notes, 8.125% (due 2011), unsecured	870,943	1,048,918
Notes, 7.375% (due 2006), unsecured	475,060	572,137
Debt securities, 7.55% to 8.05% (due 2007 to 2027), unsecured	214,654	258,232
Medium-term notes, 6.31% to 14.15% (due 2004 to 2016), unsecured	61,026	93,007
Bonds, 4.625% (due 2009), unsecured	149,274	149,138
Bonds, 5.50% (due 2006), unsecured	150,000	150,000
Bonds, 8.00% (due 2008), unsecured	100,659	—
Financing obligation, 7.25% (due 2018)	8,234	—
Medium-term Treasury Program notes, 6.80% (due 2006), unsecured	12,395	12,395
Medium-term Credit Institution Borrowings, 3.11% (see Note 13 to the consolidated financial statements)	—	16,151
Mortgages payable, 7.55% to 10.20% (due 2004 to 2016)	20,248	31,993
Other	—	2,102

Total non-subordinated borrowings	2,739,453	3,149,369
Less: current portion	(9,951)	(25,416)

Total non-subordinated borrowings, long-term	2,729,502	3,123,953

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     In May 2003, Delhaize Finance, a fully-owned subsidiary of Delhaize Group issued bonds having an aggregate principal amount of EUR 100 million, for net proceeds of approximately EUR 98.7 million (“the 2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. The 2003 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands. At the same time, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate of the 2003 Eurobonds for variable rates. (See Note 18 to the consolidated financial statements).

     In October 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2003, USD 73.8 million (approximately EUR 58.4 million) in aggregate principal amount of these notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2003, restricted funds of USD 84.3 million (approximately EUR 66.7 million) are recorded in “long-term investments and receivables”.

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

     Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). Approximately EUR 12.4 million in medium-term notes were outstanding at December 31, 2003 and 2002 under the Treasury Program.

     Delhaize Group had EUR 16.1 million outstanding at December 31, 2002, in European medium-term Credit Institution Borrowings, under its credit facilities (see Note 13 to the consolidated financial statements). No borrowings were outstanding under these credit facilities at December 31, 2003.

Capitalized Lease Commitments

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Capitalized lease commitments	571,981	698,959
Less: current portion	(28,853)	(32,410)

Total capitalized lease commitments, long-term	543,128	666,549

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Long-term Debt by Maturity Date

     The maturity dates of long-term debt at December 31, 2003 are as follows:

		Amounts
		Falling Due
	Amounts	After One	Amounts
	Falling Due	Year and	Falling Due
	Within One	Within Five	After Five
	Year	Years	Years
	(All amounts are expressed in thousands of EUR)
Non-subordinated borrowings	9,951	905,301	1,824,201
Capitalized lease commitments	28,853	137,978	405,150
Other	18	15,700	170

Total	38,822	1,058,979	2,229,521

     Approximate maturities of long-term debt at December 31, 2003 are as follows (in thousands of EUR):

2004	38,822
2005	55,151
2006	685,660
2007	166,393
2008	151,775
Thereafter	2,229,521

Total	3,327,322

Long-term Debt by Currency

     The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
United States dollars	2,913,854	3,533,973
Euros	413,329	315,910
Other currencies	139	16,388

Total	3,327,322	3,866,271

Collateralizations

     The portions of Delhaize Group’s long-term borrowings and capitalized lease commitments that were collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets, are as follows:

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Non-subordinated borrowings	47,260	60,578
Trade creditors	—	1,814
Capitalized lease commitments	6	14

Total	47,266	62,406

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     At December 31, 2003 and 2002, EUR 58.6 million and EUR 68.5 million, respectively, in assets were pledged as collateral for mortgages.

Debt Covenants

     Delhaize Group is subject to certain affirmative and negative covenants related to debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2003 and at December 31, 2002, Delhaize Group was in compliance with all such covenants, except a financial covenant under two short-term credit facilities at its wholly-owned subsidiary, Delvita. Delvita obtained waivers for such non compliance at December 31, 2002.

Guarantees

     Delhaize America and some of its subsidiaries (Food Lion LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores Inc. and J.H. Harvey Co. LLC) representing together more than 97% of consolidated assets, pretax earnings, cash flow, and equity of DelhaizeAmerica, fully and unconditionally, jointly and severally guarantee Delhaize America’s 7.375% notes due 2006, 8.125% notes due 2011 and 9.000% debentures due 2031. The guarantor subsidiaries are wholly owned subsidiaries of Delhaize America.

Note 13 Short-term Borrowings

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Short-term Credit Institution Borrowings	85,995	337,273
Short-term Treasury Program Notes	153,021	128,131

Total	239,016	465,404

     Delhaize America maintains a revolving credit facility with a syndicate of commercial banks, which expires in July 2005. In December 2002, the credit facility was amended, and the line of credit was reduced from USD 500 million (approximately EUR 395.9 million) to USD 350 million (approximately EUR 277.1 million). The credit facility is collateralized by certain inventory of Delhaize America’s operating companies. The credit facility contains affirmative and negative covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio. At December 31, 2003, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2003 and had no borrowings during 2003. During 2002, Delhaize America had under this facility average borrowings of USD 4.7 million (approximately EUR 5.0 million) at a daily weighted average interest rate of 3.19%. This facility is utilized to provide short-term capital to meet liquidity needs as necessary.

     At December 31, 2003 and 2002, the European and Asian companies of Delhaize Group had together credit facilities (committed and uncommitted) of EUR 655.3 million and EUR 686.2 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings – see Note 12 to the consolidated financial statements (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks.

     Delhaize Group had in Europe and Asia EUR 86.0 million and EUR 337.3 million outstanding at December 31, 2003 and 2002, respectively, in Short-term Credit Institution Borrowings, with an average interest rate of 3.17% and 3.79% respectively. During 2003, Delhaize Group had in Europe and Asia average borrowings of EUR 251.0 million at daily average interest rate of 3.31%.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2003, Delhaize Group was in compliance with all such covenants. At December 31, 2002, Delhaize Group was in compliance with all such covenants, except a financial covenant under two short-term credit facilities at its wholly-owned subsidiary, Delvita. Delvita obtained waivers for such non compliance at December 31, 2002.

     In Belgium, Delhaize Group had approximately EUR 153.0 million and EUR 128.1 million in short-term notes outstanding under the EUR 500 million Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2003 and 2002, respectively.

Note 14 Accounts Payable and Other Liabilities

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Accounts payable	1,326,322	1,454,573
Notes payable	4,237	3,750
Accrued expenses and deferred income	147,014	149,659
Other liabilities	54,352	51,164

Total	1,531,925	1,659,146

     Accrued expenses and deferred income primarily represent accrued interest, other accrued expenses (primarily rents, utility expenses and insurance premiums) and deferred income that consists primarily of amounts received from suppliers that are not earned at the balance sheet date.

Note 15 Operating Results

	2003	2002	2001
Average Workforce
Manual workers	15,268	14,622	11,203
Salaried and store employees	120,380	120,084	123,227
Management	5,206	5,608	8,218

Total	140,854	140,314	142,648

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in thousands of EUR)
Employment Costs
Salaries and direct benefits	1,968,805	2,232,090	2,269,622
Employer’s social security contributions	230,701	245,912	240,243
Employer’s premiums for supplementary insurance	146,651	163,568	205,453
Other personnel expenses	11,858	8,651	6,991
Pensions	56,163	62,073	60,702

Total	2,414,178	2,712,294	2,783,011

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 16 Leases

     Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from 3 to 27 years with renewal options ranging from 3 to 27 years. The average remaining lease term for closed stores was 7.2 years. The following schedule details, at December 31, 2003, the future minimum lease payments under capital and operating leases:

		Operating Leases
	Capital	Open	Closed
	Leases	Stores	Stores
	(All amounts are expressed in thousands of EUR)
2004	97,098	207,828	25,661
2005	95,210	205,034	24,373
2006	94,332	198,552	23,514
2007	93,461	189,341	22,486
2008	93,049	177,014	21,348
Thereafter	710,979	1,483,372	98,319

Total minimum payments	1,184,129	2,461,141	215,701

Less estimated executory costs	(26,397)

Net minimum lease payments	1,157,732
Less amount representing interest	(585,751)

Present value of net minimum lease payments	571,981

     Minimum payments have not been reduced by minimum sublease income of approximately EUR 51 million due over the term of non-cancelable subleases.

     Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases for open and closed stores was approximately EUR 260 million, EUR 291 million and EUR 298 million in 2003, 2002 and 2001, respectively.

     In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2003. The leases generally range from 3 to 27 years with renewal options generally ranging from 3 to 27 years. Total future minimum rents under these agreements were approximately EUR 186 million.

     Provisions of approximately EUR 100 million and EUR 122 million at December 31, 2003 and 2002, respectively, for remaining lease liabilities on closed stores were included in Accrued liabilities, less the current portion. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 17 Segment Information

     Delhaize Group is engaged in one line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics. The operation of food supermarkets represents more than 94% of Delhaize Group’s consolidated revenue and was its only reportable segment in 2003, 2002 and 2001.

     Information regarding Delhaize Group’s geographic locations is as follows:

	United States	Belgium *	Other	Total
	(All amounts are expressed in thousands of EUR)
Year Ended December 31, 2003:
Sales	13,743,284	3,674,934	1,402,270	18,820,488
Assets in use for operational activities **	2,466,191	508,368	334,949	3,309,508
Income (loss) before minority interests	80,561	103,813	(9,843)	174,531
Net income (loss)	80,561	103,795	(13,096)	171,260
Year Ended December 31, 2002:
Sales	15,883,724	3,420,256	1,384,456	20,688,436
Assets in use for operational activities **	2,951,367	480,039	347,485	3,778,891
Income (loss) before minority interests	152,091	47,729	(19,935)	179,885
Net income (loss)	152,091	47,707	(21,491)	178,307
Year Ended December 31, 2001:
Sales	16,905,047	3,212,896	1,278,002	21,395,945
Assets in use for operational activities **	3,451,766	444,677	354,850	4,251,293
Income (loss) before minority interests	151,483	49,593	(32,318)	168,758
Net income	133,118	49,561	(33,259)	149,420

* Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany and includes corporate expenses incurred by the parent company.

** Assets in use for operational activities represent all geographic assets less debt issuance costs, intangible assets and goodwill arising on consolidation.

Note 18 Financial Instruments

     During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million Eurobond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00% and the variable rate is based on the 3 month EURIBOR, and is reset on a quarterly basis.

     During 2002 and 2001, Delhaize America entered into interest rate swap agreements,effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. In December 2003, Delhaize America cancelled USD 100 million (approximately EUR 79.2 million) of the 2011 interest rate swap arrangement. The notional principal amounts of the interest rate swap arrangements at December 31, 2003 were USD 300 million (approximately EUR 237.5 million) maturing in 2006 and USD 100 million (approximately EUR 79.2 million) maturing in 2011.

     The interest rate swap agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

     During 2003, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary Czech Crown 2.2 billion, or approximately EUR 69.5 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 3.27% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 69.5 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 3.28% on the expiration dates. The fair value of these swaps at December 31, 2003, was offset by a net unrealized gain on Delhaize Group’s Czech Crown loan.

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

     During 2002, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary Czech Crown 2.2 billion, or approximately EUR 69.8 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 4.92% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 69.8 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.20% on the expiration dates. The fair value of these swaps at December 31, 2002, was offset by a net unrealized gain on Delhaize Group’s Czech Crown loan.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     During 2001, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary Czech Crown 2.2 billion, or approximately EUR 63.8 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 5.63% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 63.8 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.72% on the expiration dates. The fair value of these swaps at December 31, 2001, was offset by a net unrealized gain on Delhaize Group’s Czech Crown loan.

Note 19 Commitments and Contingencies

     In 2001, Delhaize Group, through its Greek subsidiary Alfa Beta, entered into an agreement to acquire Trofo, a Greek food retailer, for EUR 66.9 million. Delhaize Group paid EUR 49.3 million in 2001. The payment of the remaining consideration of EUR 17.6 million is subject to the outcome of arbitration proceedings with the sellers and was placed in an escrow account.

     Delhaize Group had an agreement with one of its venture partners, which owned 40% of SDM, to purchase a minimum amount of its general store inventory on an annual basis for this subsidiary, until February 2005. Inventory purchases from this venture partner were approximately EUR 115 million for the year ended December 31, 2001. Such agreement was in the ordinary course of business at negotiated prices comparable to those of transactions with other suppliers. In 2001, this agreement was terminated in connection with the liquidation of SDM. See Note 22 to the consolidated financial statements.

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

Note 20 Subsequent Events

     During the first quarter of 2004, one of Delhaize Group’s subsidiaries, Delhaize America announced a new strategic plan for Kash n’ Karry, its Florida-based business, that will focus resources on Kash n’ Karry’s core markets on the west coast of Florida, where it plans to open or remodel 20 Kash n’ Karry stores in 2004. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming Kash n’ Karry stores were closed in the first quarter of 2004. Management expects the 34 store closings will have a positive impact on the ongoing operational results of the Group. As part of the new strategy, Kash n’ Karry will be rebranded over the coming three years to the new banner name “Sweetbay Supermarket.” Delhaize Group recorded one-time pre-tax charges of USD 132.5 million (EUR 106.0 million) in the first quarter of 2004 related to the 34 store closings and the write-off of the Kash n’ Karry trade name.

     In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of approximately EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Issuer at any time on or after 10 June 2004 and up to and including the date falling seven business days prior to 30 April 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed, which is filed herewith as Exhibit 2.7. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     At the Ordinary General Meeting held on May 27, 2004, the Board of Directors proposed the payment of a gross dividend of EUR 1.00 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 10, 2004, therefore amounted to EUR 92.7 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group had to issue new shares between the date of adoption of the annual accounts by the Board of Directors, March 10, 2004, and the date of their approval by the Ordinary General Meeting of May 27, 2004 (the “General Meeting”). The Board of Directors communicated at the Ordinary General Meeting, the aggregate number of shares entitled to the 2003 dividend, which was 92,845,517, and submitted to this meeting the aggregate final amount of the dividend for approval, which was EUR 92.8 million. The consolidated financial statements of 2003 as presented in this annual report reflect the dividend as approved by the General Meeting.

     On March 15, 2004, Delhaize America reached an agreement with The United Food & Commercial Workers International Union (the “UFCW”) providing that the UFCW will end its “corporate campaign” against Delhaize America. The agreement additionally resolves all outstanding disputes between the UFCW and Delhaize America, including all litigation.

Note 21 List of Consolidated and Associated Companies at December 31, 2003 and 2002

A. Fully Consolidated

		Share held (in %)		Share held (in %)		Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in %)
Name of Company	Country	2003	2003	2002	2002	2003	2002
Aidi Center S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Albatros S.A.	Belgium	—	—	—	100.0	—	100.0
Alfa-Beta Vassilopoulos S.A.	Greece	—	50.6	—	50.6	50.6	50.6
Aniserco S.A.	Belgium	72.2	27.8	72.2	27.8	100.0	100.0
Athenian Real Estate Development, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Atlas A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Cyprus	70.0	—	70.0	—	70.0	70.0
Birdshop S.P.R.L.	Belgium	—	—	—	100.0	—	100.0
Bonney Wilson & Sons, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Boxer S.P.R.L.	Belgium	—	—	—	100.0	—	100.0
De Wolf N.V.	Belgium	100.0	—	100.0	—	100.0	100.0
Delanthuis N.V.	Belgium	86.0	14.0	86.0	14.0	100.0	100.0
Delhaize America, Inc.	United States	80.6	19.4	80.6	19.4	100.0	100.0	(1)
Delhaize Deutschland	Germany	100.0	—	—	—	100.0	—
Delhaize Finance B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Delhaize Insurance Corp., Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delhaize Luxembourg	Luxembourg	100.0	—	—	—	100.0	—
Delhaize Siam, Ltd.	Thailand	—	100.0	—	100.0	100.0	100.0
Delhaize The Lion America, Inc.	United States	100.0	—	100.0	—	100.0	100.0
Delhaize The Lion Asia, Ltd.	Hong Kong	100.0	—	100.0	—	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delhaize “The Lion” Nederland B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Thailand	100.0	—	100.0	—	100.0	100.0
Delhome S.A.	Belgium	80.0	20.0	80.0	20.0	100.0	100.0
Delimmo S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delnemo A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
Delrest, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delshop S.A.	Belgium	100.0	—	100.0	—	100.0	100.0

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Share held (in %)		Share held (in %)		Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in %)
Name of Company	Country	2003	2003	2002	2002	2003	2002
Delvita A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
Delvita SK, S.R.O.	Slovakia	—	100.0	—	100.0	100.0	100.0
DZA Brands, LLC	United States	—	100.0	—	100.0	100.0	100.0
ENA S.A.	Greece	—	100.0	—	100.0	50.6	50.6
Essex Realty Corp., Inc.	United States	—	100.0	—	100.0	100.0	100.0
FL Food Lion, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Food Lion, LLC	United States	—	100.0	—	100.0	100.0	100.0
Food Lion Thailand, Ltd.	Thailand	—	100.0	—	100.0	100.0	100.0	(2)
Food Lion (Thailand), Inc.	United States	—	100.0	—	100.0	100.0	100.0
Frippiat S.A.	Belgium	—	—	100.0	—	—	100.0
Gillo S.P.R.L.	Belgium	—	—	—	100.0	—	100.0
Golden Power	Romania	—	100.0	—	—	70.0	70.0
Hannabro, Co.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Bros., Co.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Licensing Corp.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Procurement Corp.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Jan Van Gent S.P.R.L.	Belgium	—	—	—	100.0	—	100.0
J.H. Harvey Co., LLC.	United States	—	100.0	—	—	100.0	—	(3)
Kash n’ Karry Food Stores, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Lion Garden Food Company, Ltd.	Thailand	—	100.0	—	100.0	100.0	100.0
Lithia Springs, LLC	United States	—	60.0	—	60.0	60.0	60.0
Martin’s Food of South Burlington, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Mega Doi, S.A.	Romania	—	86.0	—	86.0	70.0	70.0
Mega Dolphin, S.A.	Romania	—	81.4	—	81.4	81.4	81.4
Mega Image, S.A.	Romania	—	70.0	—	70.0	70.0	70.0
NP Lion Leasing & Consulting, Ltd.	Cyprus	70.0	—	70.0	—	70.0	70.0
Plain Street Properties, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Points Plus Punten S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Progressive Distributors, Inc.	United States	—	100.0	—	100.0	100.0	100.0
P.T. Lion Super Indo, LLC	Indonesia	—	51.0	—	51.0	51.0	51.0
Redelcover S.A.	Luxembourg	—	100.0	—	100.0	100.0	100.0
Regab B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Risk Management Services, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Serdelco S.A.	France	—	100.0	—	100.0	100.0	100.0
Shop ‘N Save — Mass., Inc.	United States	—	100.0	—	100.0	100.0	100.0
SID S.A.	Belgium	100.0	—	—	100.0	100.0	100.0
Sojesmi S.A.	Belgium	100.0	—	—	100.0	100.0	100.0
Svemark B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Super Dolphin, S.A.	Romania	—	70.0	—	70.0	70.0	70.0
The Pride Reinsurance Company, Ltd.	Ireland	—	100.0	—	100.0	100.0	100.0
Trofo S.A.	Greece	—	100.0	—	100.0	50.6	50.6
Vadis S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Wambacq & Peeters S.A.	Belgium	85.0	—	85.0	—	85.0	85.0
Wintrucks S.A.	Belgium	20.0	80.0	20.0	80.0	88.0	88.0
B. Proportionally Consolidated
Shop N Save, PLC	Singapore	—	—	—	49.0	—	49.0	(4)

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Share held (in %)		Share held (in %)		Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in %)
Name of Company	Country	2003	2003	2002	2002	2003		2002
C. Associated Companies
Accounted for under the equity method:
Super Discount Markets, Inc.	United States	—	60.0	—	60.0	60.0	(5)	60.0	(5)
Debarry Center	United States	—	50.0	—	50.0	50.0		50.0
Accounted for under the cost method:
Special Event S.A.	Belgium	—	—	30.0	—	—		30.0

(1)	Delhaize Group consolidated and controlled the operations of Delhaize America for all periods presented. In April 2001, Delhaize Group completed its purchase of Delhaize America in a share exchange. See Note 2 to the consolidated financial statements.

(2)	Effective May 31, 2002, Bel Thai Supermarkets changed its name to Food Lion Thailand.

(3)	Delhaize Group acquired Harveys in October 2003.

(4)	Delhaize Group sold its 49% interest in Shop N Save in November 2003.

(5)	On November 12, 2001, SDM filed for protection under Chapter 11 of the United States bankruptcy code and is in liquidation. See Note 19 to the consolidated financial statements. Since the filing for bankruptcy, SDM is accounted for under the equity method for a value of zero.

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

Items Affecting Net Income and Shareholders’ Equity

a. Goodwill — Amortization and Impairment of Goodwill and Other Intangible Assets

     Under Belgian GAAP, goodwill and other intangible assets are amortized over their useful lives, not to exceed forty years. Goodwill and other intangible assets are reviewed for impairment when a change in operational or economic circumstances has occurred that would indicate that a permanent diminution in value exists. If the net book value of goodwill or other intangible asset is greater than its fair value, Delhaize Group will record an impairment reserve to reduce the goodwill or other intangible asset’s net book value to fair value in the period the change in the operational or economic circumstances of the goodwill or other intangible asset is observed. If the impairment reserve is no longer justified in future periods, due to recovery in the goodwill or other intangible asset’s fair value, the impairment reserve is reversed.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Under U.S. GAAP, effective January 1, 2002, Delhaize Group adopted SFAS No. 142, which requires Delhaize Group to cease amortizing goodwill and other intangible assets with indefinite lives and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Accordingly, on a U.S. GAAP basis Delhaize Group does not amortize goodwill and other intangible assets determined to have indefinite lives, which resulted in a pre-tax reconciling item between Belgian GAAP and U.S. GAAP of EUR 116.3 million and EUR 129.8 million for the year ended December 31, 2003, and December 31, 2002, respectively. In 2002, Delhaize Group’s transitional impairment analysis, performed as of January 1, 2002, in conjunction with the adoption of SFAS 142, resulted in a pre-tax impairment charge of EUR 12.3 million related to the Kash n’ Karry trade name. Under U.S. GAAP, Delhaize Group conducts its annual impairment assessment of goodwill and other intangible assets determined to have indefinite lives on the first day of the fourth quarter of each year. As a result of that assessment, Delhaize Group recorded pre-tax impairment charge of EUR 15.9 million and EUR 32.7 million, in 2003 and 2002, respectively. The 2002 impairment charge related to the remaining value of the Kash n’ Karry trade name and to the Food Lion Thailand goodwill. The 2003 impairment charge related to the Mega Image goodwill. In 2003, under Belgian GAAP, impairment charges were recorded on the Mega Image goodwill (EUR 5.5 million) and Food Lion Thailand goodwill and other intangible assets (EUR 3.2 million). These impairment charges were reversed as part of the reconciliation to U.S. GAAP.

     Goodwill is tested for impairment at each of its reporting units. The fair value of each reporting unit is compared with its carrying value, including goodwill. Delhaize Group estimated fair value based on a combination of market comparisons and projected discounted cash flows provided by the management of each reporting unit.

     Delhaize Group has determined that its trade names have an indefinite useful life and are therefore not amortized but are tested annually for potential impairment. We believe that our trade names have an indefinite useful life because they contribute directly to each of the Delhaize Group’s operating company’s cash flows as a result of recognition by the customers of each banner’s unique characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our trade names. Trade names are tested for impairment by comparing their fair value with their carrying value. The fair value of trade names were estimated using revenue projections of each reporting unit and applying an estimated royalty rate developped by a third party valuation expert.

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

b. Goodwill — Stock Repurchase Program

     Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 through 1999 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, for consolidated reporting purposes, Delhaize Group recognized Delhaize America’s treasury transactions as capital transactions. Under U.S. GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for under the purchase method of accounting at the Delhaize Group level in accordance with APB Opinion 16, Business Combinations, and recorded goodwill for a total amount of EUR 79.8 million between 1995 and 1999. At December 31, 2003, 2002 and 2001 the balance of goodwill associated with the above transactions was EUR 71.9 million reflecting amortization recorded through December 31, 2001. Delhaize Group ceased amortizing goodwill with the adoption of SFAS 142 effective January 1, 2002. No repurchase of owned shares has been made by Delhaize America, under this program subsequent to 1999.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

c. Goodwill — Purchase Accounting

     c-1) Share Exchange - As described in Note 2 to the consolidated financial statements, Delhaize Group and Delhaize America consummated a share exchange that resulted in Delhaize Group purchasing the minority interests of Delhaize America. The determination of the consideration paid in connection with the share exchange differs under Belgian GAAP and U.S. GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 per share, representing the share price at the date when the share exchange was consummated, April 25, 2001. Under U.S. GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed, November 16, 2000. Also, certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) that were expensed under Belgian GAAP were included in the purchase price under U.S. GAAP. Finally, under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under U.S. GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange and the related amortization through January 1, 2002 (at which time Delhaize Group adopted SFAS 142). As a result, additional goodwill recorded under Belgian GAAP totaled EUR 143.3 million as of December 31, 2001; the related accumulated amortization amounted to EUR 2.5 million for the year ended December 31, 2001.

     c-2) Purchase Accounting Adjustments - Under Belgian GAAP, purchase accounting adjustments to goodwill are not permitted in subsequent years’ financial statements. Under U.S. GAAP purchase accounting adjustments are allowed for up to one year following the acquisition. Under U.S. GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002. The finalization of the purchase accounting resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. This resulted in an adjustment of EUR 8.4 million and EUR 10.2 million relating to depreciation and amortization during 2003 and 2002, respectively. Under Belgian GAAP, purchase accounting adjustments relating to deferred taxes are recorded as a reduction or increase of income tax expense. Under US GAAP , these adjustments are recorded as an increase of income tax expense when negative and as a reduction to goodwill when positive. This resulted in an adjustment of EUR 14.0 million to increase income tax expense under US GAAP during 2003.

     c-3) Hannaford - As described in Note 2 to the consolidated financial statements, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options is not recognized. Under U.S. GAAP, in accordance with the requirements of Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in a purchase business combination, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. As a result, under U.S. GAAP, the fair value of the new Delhaize America awards was included as part of the purchase price of Hannaford. Accordingly, goodwill recorded in connection with the Hannaford acquisition was originally increased by approximately EUR 42.8 million under U.S. GAAP. The adjustment was reduced to EUR 13.7 million and EUR 16.5 million at the end of 2003 and 2002 respectively, due to purchase accounting adjustments, accumulated amortization and translation adjustments.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

     As a result of applying US GAAP, Delhaize Group recorded a non-cash, pre-tax impairment charge of EUR 12.4 million, EUR 10.9 million and EUR 24.5 million in 2003, 2002 and 2001, respectively, related to certain operating stores. Under Belgian GAAP, pre-tax impairment charges of EUR 10.4 million, EUR 10.9 million and EUR 16.7 million were recorded in 2003, 2002 and 2001 respectively.

     In 2003, under Belgian GAAP, Delhaize Group reversed previously recorded impairment charges, for EUR 4.9 million, related to certain operating stores. Under US GAAP, Delhaize Group did not record these restorations of impairment losses.

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

f. Foreign Currency Transactions

     Under Belgian GAAP, Delhaize Group has deferred, as an offset to shareholders’ equity, foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses are recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, a change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes. In 2003, Delhaize Group has not incurred such foreign currency transaction exchange rate loss.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

h. Income Taxes

     As described in Note 1 to the consolidated financial statements, Delhaize Group does not account for deferred income tax assets and liabilities for all member companies of Delhaize Group under the provisions of SFAS 109. Under US GAAP, income taxes are accounted for under the provisions of SFAS 109 for all subsidiaries of Delhaize Group.

     The primary factors that contributed to the adjustments recorded for income taxes in the reconciliation of net income and shareholders’ equity from Belgian GAAP to U.S GAAP were deferred tax liabilities on tax-exempt reserves relating to capital gains realized in the past on the disposal of investments and real estate, which will be taxed only when distributed to shareholders, deferred tax assets on operating loss carry-forwards and valuation allowances on deferred tax assets.

i. Lease Accounting

     Under Belgian GAAP, a capital lease is defined as one that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Belgian GAAP defines the transfer of substantially all the risks and rewards of ownership as installments foreseen in the contract covering the entire capital invested by the lessor. Under U.S. GAAP, a lease qualifies as a capital lease if it meets any one of four specific criteria including if the lease term is equal to 75% or more of the estimated useful life of the property and if the present value of the minimum lease payments equals or exceeds 90% of the fair value of the property. As a result, certain leases qualify for capital lease treatment under U.S. GAAP that do not qualify for capital lease treatment under Belgian GAAP.

     Under both Belgian GAAP and U.S. GAAP, rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

n. Highly Inflationary Economies

     Under Belgian GAAP and Delhaize Group accounting policy, there are no specific accounting consequences for financial statements of a foreign entity in a highly inflationary economy. Under US GAAP, the financial statements of a foreign entity in a highly inflationary economy are remeasured as if the functional currency was the reporting currency. During 2003, 2002, and 2001 Romania’s economy was considered highly inflationary. These translation adjustments are included in the determination of net income.

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

p. Derivative Instruments

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

     In December 2003, Delhaize America cancelled USD 100 million of its 2011 interest rate swap arrangement (see Note 18 to the consolidated financial statements). Under Belgian GAAP, Delhaize Group recorded the loss realized on this unwind in the consolidated statement of income. Under US GAAP, Delhaize Group amortizes the loss over the remaining period of the original swap agreement.

q. Inventories

     Under Belgian GAAP, amounts received from suppliers for in-store promotions and co-operative advertising are recognized when the activities required by the supplier are completed. Under US GAAP, Delhaize Group adopted Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Reseller for Cash Consideration Received” in 2003. EITF 02-16 directs that cash consideration received from a vendor should be presumed to be a reduction of inventory, and recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products. The resulting before tax adjustment was EUR 15.9 million, of which EUR 24.8 million (EUR 16.1 million after-tax) was recorded as a change in accounting principle.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

s. Tax Effects on US GAAP Adjustments

     Tax Effects of US GAAP Adjustments — Net Income Reconciliation

     The US GAAP adjustments denoted by footnotes (h), (j), (m) and (o) did not have tax consequences. Part of the US GAAP adjustment denoted by footnote (a) was related to non-deductible amortization and impairment expense. Part of the US GAAP adjustments denoted by footnotes (c-2) and (k) were related to non-deductible tax expense. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate net effective tax rate on the total US GAAP adjustments was 34%, 44%, and 34% for the years ended December 31, 2003, 2002, and 2001.

     Tax Effects of US GAAP Adjustments — Shareholders’ Equity Reconciliation

     The US GAAP adjustments denoted by footnotes (b), (h), (j), (l) and (o) did not have tax consequences. Part of the US GAAP adjustments denoted by footnotes (a) and (c) did not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

	December 31,
	2003	2002
	(All amounts are expressed in thousands
	of EUR, except percentages)
Total amount of US GAAP adjustments denoted by footnotes (a), (c), (d), (e-1), (e-2), (g), (i), (n), (p), (q), and (r)	(71,634)	(198,521)
Less non-taxable portion of footnote (a) and (c)	72,559	19,242

Total amount of taxable US GAAP adjustments	(144,193)	(217,763)
Approximate net effective tax rate relating to the above Adjustments	38%	40%
Resulting tax effect	55,482	86,187
Cumulative tax effect at statutory rates of US GAAP adjustments denoted by footnote (k) that was recorded directly to shareholders’ equity for Belgian GAAP purposes and recorded to the statement of income for US GAAP purposes	7,998	7,869

Total tax effect of US GAAP adjustments on shareholders’ equity	63,480	94,056

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reconciliation to US GAAP

     Reconciliation to U.S. GAAP of net income and shareholders’ equity will be presented as follows:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in thousands of EUR)
Net income in accordance with Belgian GAAP	171,260	178,307	149,420
Items having the effect of increasing (decreasing) reported net income:
a. Goodwill — Amortization and impairment of goodwill and other intangible assets	109,183	84,797	(294)
b. Goodwill — Stock repurchase program	—	—	(1,995)
c. Goodwill — Purchase accounting
c-1. Share exchange	—	—	12,725
c.2. Purchase accounting adjustments	(5,619)	10,222	—
c.3. Hannaford	—	—	238
d. Impairment of long-lived assets	(967)	(203)	(7,071)
e. Pensions
e-1. SFAS 87 provision	3,368	4,370	(1,569)
f. Foreign currency transactions	—	8,130	2,504
g. Revaluation of long-lived assets	602	724	731
h. Income taxes	(1,296)	(641)	6,168
i. Lease accounting	362	1,617	3,029
j. Net U.S. GAAP adjustments for equity method of accounting investees	(252)	61	(340)
k. Stock based compensation	(5,027)	(2,946)	(19,514)
m. Directors remuneration	(690)	(601)	(1,106)
n. Highly inflationary economies	655	612	286
o. Treasury shares	(7,272)	12,168	1,517
p. Derivative instruments	4,742	(772)	(970)
q. Inventories	(15,912)
r. Other items	15	923	238

Total U.S. GAAP adjustments before tax effects	81,892	118,461	(5,423)
s. Tax effects of U.S. GAAP adjustments	(10,264)	(9,359)	4,049

Total U.S. GAAP adjustments after tax effects	71,628	109,102	(1,374)

Net income in accordance with U.S. GAAP	242,888	287,409	148,046

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31,
	2003	2002
	(All amounts are expressed in
	thousand of EUR)
Shareholders’ equity in accordance with Belgian GAAP	3,333,833	3,528,741
Items having the effect of increasing (decreasing) reported Shareholders’ equity:
a. Goodwill — Amortization and impairment of goodwill and other intangible assets	190,072	92,156
b. Goodwill — Stock repurchase program	71,857	71,857
c. Goodwill — Purchase accounting
c-1. Goodwill — Share exchange	(140,807)	(140,807)
c-2. Goodwill — Purchase accounting adjustments	(9,817)	(17,927)
c-3. Goodwill — Hannaford	13,663	16,419
d. Impairment of long-lived assets	(12,775)	(13,534)
e. Pensions:
e-1. SFAS 87 provision	(13,994)	(17,090)
e-2. Reclassification	(24,440)	(32,924)
g. Revaluation of long-lived assets	(15,622)	(16,224)
h. Income taxes	(17,349)	(16,828)
i. Lease accounting	2,958	2,596
j. Net U.S. GAAP adjustments for equity method of accounting investees	(166)	73
l. Dividends on ordinary shares	92,846	81,306
n. Highly inflationary economies	4,953	3,799
o. Treasury shares	(12,938)	(5,942)
p. Derivative instruments	(53,810)	(78,054)
q. Inventories	(15,174)	—
r. Other items	3,159	3,069

Total U.S. GAAP adjustments before tax effects	62,508	(68,055)
s. Tax effects of U.S. GAAP adjustments	63,480	94,056

Total U.S. GAAP adjustments after tax effects	125,988	26,001

Shareholders’ equity in accordance with U.S. GAAP	3,459,929	3,554,742

     The following presents Delhaize Group’s condensed consolidated balance sheets and condensed consolidated statements of income prepared in accordance with US GAAP considering all the items discussed previously in this note and certain other reclassifications that do not affect net income or shareholders’ equity, including transactions considered exceptional or non-operating under Belgian GAAP that are classified as operating under US GAAP. The presentation of the consolidated statements of income relating to prior years has been restated to conform the presentation of results from discontinued operations to the current year presentation.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidated Balance Sheets

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
ASSETS
Current Assets:
Cash and cash equivalents	453,907	409,438
Receivables	451,233	470,056
Inventories	1,342,556	1,685,975
Prepaid expenses	56,289	53,890
Deferred tax assets	34,555	27,750
Other assets	7,867	—

Total current assets	2,346,407	2,647,109
Property, at cost, less accumulated depreciation	3,193,213	3,707,122
Goodwill	3,210,621	3,464,182
Other intangible assets	614,354	755,971
Investment in companies accounted for under the equity method	6,066	13,186
Deferred tax assets	2,258	2,716
Other assets	138,745	104,511

Total Assets	9,511,664	10,694,797

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities	2,144,814	2,551,671
Long-term borrowings	2,740,227	3,143,565
Capital lease obligations	572,084	693,174
Deferred tax liabilities	298,172	418,638
Other long-term liabilities	264,322	303,039

Total liabilities	6,019,619	7,110,087
Minority interests	32,116	29,968
Shareholders’ equity	3,459,929	3,554,742

Total Liabilities, Minority Interests and Shareholders’ Equity	9,511,664	10,694,797

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidated Statements of Income

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Sales and other revenues	18,678,168	20,367,743	21,073,184
Cost of sales	14,237,189	15,453,209	15,971,544

Gross profit	4,440,979	4,914,534	5,101,640
Selling, general, and administrative expenses	3,583,814	4,046,072	4,310,831
Other (expense) income, net	9,260	1,656	(4,035)

Operating income	866,425	870,118	786,774
Interest expense, net	318,185	383,329	421,323
Net gain from extinguishment of debt	—	5,088	—
Income (loss) from companies accounted for under the equity method	81	1,300	496

Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	548,321	493,177	365,947
Income taxes	210,632	184,001	185,159

Income before minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	337,689	309,176	180,788
Minority interests	4,573	1,576	21,460

Income before loss from discontinued operations and cumulative effect of changes in accounting principle	333,116	307,600	159,328
Loss from discontinued operations, net of tax	26,040	12,388	11,282

Income before cumulative effect of changes in accounting principle	307,076	295,212	148,046
Cumulative effect of changes in accounting principle, net of tax	64,188	7,803	—

Net Income	242,888	287,409	148,046

     “Cost of sales” includes shipping and handling costs, bottling costs, advertising costs and promotional allowances. “Cost of sales” under US GAAP differs from “cost of goods sold” under Belgian GAAP, as follows:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Cost of goods sold under Belgian GAAP	14,002,216	15,323,270	15,968,370
Discontinued operations	(20,592)	(148,927)	(169,179)
Shipping and handling costs (a)	445,224	475,790	488,137
Bottling costs (a)	21,227	21,138	20,947
Equity method investees — see Note 22(j)	(130,586)	(143,146)	(124,207)
Other income, net (b)	(93,278)	(74,916)	(212,524)
Other (c)	12,978	—	—

Cost of sales under US GAAP	14,237,189	15,453,209	15,971,544

(a)	Included as “selling, administrative and other operating expenses,” “salaries, social security, and pensions” or “depreciation and amortization,” depending on the nature of the cost, in the Belgian GAAP statement of income.

(b)	Other income, net, primarily consists of income from in-store promotions and co-operative advertising (presented as “other operating income” in the Belgian GAAP statement of income), offset by advertising costs (presented as “selling, administrative and other operating expenses” in the Belgian GAAP statement of income).

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Other primarily consist of the charge related to Hurricane Isabel that was recorded as “exceptional expenses” for Belgian GAAP purpose and as “cost of sales” for US GAAP purpose and the difference arising from the adoption of EITF 02-16 by Delhaize Group under US GAAP.

     “Selling, general, and administrative expenses” consist primarily of costs incurred in the stores and administrative costs associated with store support functions and other non-warehousing and non-transportation functions. These costs primarily include store labor and employee benefits, occupancy costs (including depreciation), equipment depreciation and repairs, supplies and other miscellaneous expenses.

     “Other income (expense), net” primarily includes gains and losses on disposals of fixed assets. “Other income (expense), net” for the year ended December 31, 2003 primarily includes the capital gain of EUR 9.8 million realized on the sale of Shop N Save.

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

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Current assets	—	8,885
Current liabilities	—	13,605
Non-current assets	—	17,372
Non-current liabilities	—	398

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Net sales	45,386	68,824	74,054
Operating income	(206)	775	1,004
Net income	(236)	539	475
Cash flows from operating activities	264	2,352	2,350
Cash flows from investing activities	(594)	(820)	(558)
Cash flows from financing activities	(500)	(2,881)	(1,185)

     Exceptional items under Belgian GAAP, as disclosed in Note 1 to the consolidated financial statements, do not qualify as extraordinary items under US GAAP. These amounts, under US GAAP, for 2003, 2002 and 2001, have been classified in operating income as “other income/expense, net,” and “selling, general and administrative expenses” depending on the nature of the cost.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 prepared in accordance with US GAAP is as follows:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in thousands,
	except per share data)
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	333,116	307,600	159,328
Loss from discontinued operations, net of tax	(26,040)	(12,388)	(11,282)
Cumulative effect of changes in accounting principle	(64,188)	(7,803)	—

Net income	242,888	287,409	148,046

Weighted average number of ordinary shares outstanding	92,097	92,068	79,494
Dilutive effect of employee stock options	249	371	710

Weighted average number of diluted ordinary shares outstanding	92,346	92,439	80,204

Basic Earnings Per Ordinary Share:
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	3.62	3.34	2.00
Loss from discontinued operations, net of tax	(0.28)	(0.14)	(0.14)
Cumulative effect of changes in accounting principle	(0.70)	(0.08)	—

Net income	2.64	3.12	1.86

Diluted Earnings Per Ordinary Share:
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	3.61	3.33	1.99
Loss from discontinued operations, net of tax	(0.28)	(0.14)	(0.14)
Cumulative effect of changes in accounting principle	(0.70)	(0.08)	—

Diluted net income	2.63	3.11	1.85

     Approximately 5,863,000, 4,048,000 shares and 424,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share for the year ended December 31, 2003, 2002 and 2001, respectively, because the effect was antidilutive.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Statement of changes in shareholders’ equity

Total Shareholders’
Equity
Balances at December 31, 2001	3,682,197
Net income	287,409
Dividends declared	(133,046)
Change in cumulative translation adjustment	(278,145)
Changes in other comprehensive income	(6,997)
Repurchase of common stock	(13,357)
Net effect of stock option activity	16,194
Other	487

Balances at December 31, 2002	3,554,742
Capital increase	5,758
Net income	242,888
Dividends declared	(81,306)
Change in cumulative translation adjustment	(271,426)
Changes in other comprehensive income	6,579
Repurchase of common stock	(2,896)
Net effect of stock option activity	8,015
Other	(2,425)

Balances at December 31, 2003	3,459,929

Statements of Comprehensive Income

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Net income in accordance with US GAAP	242,888	287,409	148,046
Other comprehensive income:
Derivative instruments:
Cumulative effect of accounting change, net of tax effect of EUR 81.2 million (see US GAAP adjustment (p))	—	—	(132,420)
Change in fair value at the date interest rate lock agreements were settled, net of tax effect of 7.3 million	—	—	(11,055)
Adjustment in connection with the share exchange, net of tax effect of EUR 50.0 million (see Note 2 to the consolidated financial statements)	—	—	81,489
Reclassification adjustment recorded to net income, net of tax effect of EUR 2.9 million, EUR 4.1 million and EUR 2.9 million in 2003, 2002 and 2001, respectively	4,710	6,752	4,607
Unrealized loss on securities	113	(477)	(265)
Changes in unrealized foreign exchange gains and losses	(271,426)	(278,145)	76,289
Additional pension liability, net of tax effect of EUR 1.2 million, EUR 8.6 million and EUR 5.9 million in 2003, 2002 and 2001, respectively	1,756	(13,272)	(9,704)

Other comprehensive (loss) income	(264,847)	(285,142)	8,941

Comprehensive income in accordance with US GAAP	(21,959)	2,267	156,987

Accumulated other comprehensive income, end of year:
Derivative instruments	(45,917)	(50,627)	(57,379)
Securities	(629)	(742)	(265)
Unrealized foreign exchange gains and losses	(334,403)	(62,977)	215,168
Pension liability, net	(49,530)	(51,286)	(38,014)

Accumulated other comprehensive (loss) income, end of year	(430,479)	(165,632)	119,510

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Presentation of Additional Financial Information in Accordance with US GAAP

Long-Lived Asset Impairment and Disposal

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

     During 2002, Delhaize Group adopted SFAS 144. As a result, total pre-tax asset impairment charges of EUR 12.4 million and EUR 10.9 million were recorded in 2003 and 2002, respectively. These impairment charges were attributable to certain underperforming store assets that exceeded the estimated fair values associated with those store assets in accordance with SFAS No. 144. In 2001, the pre-tax charge included in the Delhaize Group’s income statement for asset impairment was EUR 24.5 million. The 2001 impairment losses were attributable to certain under-performing store assets based on estimated fair market values associated with those store assets in accordance with SFAS 121.

     In accordance with SFAS 144, Delhaize Group periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected undiscounted cash flows. If impairment is identified for retail stores, Delhaize Group compares the asset group’s estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on Delhaize Group’s previous experience in disposing of similar assets and current economic conditions. The carrying value of assets to be disposed amounted to approximately EUR 17.3 million, EUR 20.1 million and EUR 48.1 million at December 31, 2003, 2002, and 2001, respectively. At December 31, 2003, under the guidance of SFAS 144, these assets were classified as held for use because they do not meet the probability of sale within the one-year period criterion.

Accounting change

     In the second quarter of 2003, Delhaize Group changed its method of accounting for its Food Lion and Kash n’ Karry store inventories from the retail method to the average item cost method. The effect of the change on the December 31, 2002 inventory valuation resulted in a decrease in inventory of EUR 77.2 million million at the beginning of 2003. The change was made to more accurately reflect inventory value by eliminating the estimation inherent in the retail method. Delhaize Group recorded the cumulative effect of a change in accounting principle of EUR 48.1 million, net of tax in the condensed consolidated statement of income for the year ended December 31, 2003. In comparison with 2002, the impact of changing from the retail method to the average item cost method resulted in a EUR 7.5 million increase in cost of sales for 2003. Pro forma effects of the change for periods prior to 2003 have not been presented, as cost information is not determinable.

     In addition, Delhaize Group adopted Emerging Issues Task Force (EITF) Issue No. 02-16 during first quarter of 2003 and recorded the cumulative effect of a change in accounting principle of EUR 16.1 million, net of tax during the first quarter.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Discontinued operations

     Delhaize Group classifies operations as discontinued if the operations and cash flows have been eliminated from ongoing operations and there is no significant continuing operating activity. Delhaize Group believes operations are discontinued and cash flows are eliminated for a closed store if a relocation within the vicinity has not occurred. Delhaize Group closed 44 underperforming Food Lion and Kash n’ Karry stores during 2003. In accordance with the provisions of SFAS No. 144, a portion of the costs associated with the closure of these stores, as well as related operating activity prior to closing for these stores, was recorded in “loss from discontinued operations, net of tax” in the Consolidated Statement of Income. Operating activity prior to closing for the 44 discontinued stores is shown below:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in thousands of EUR)
Sales and other revenues	18,671	181,522	205,140
Net (loss)	(4,967)	(12,388)	(11,282)

     During the first quarter of 2003 in accordance with SFAS No. 146, Delhaize Group recorded an initial reserve of EUR 24.4 million to discontinued operations (EUR 15.6 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities) and severance and outplacement costs (accrued expenses). Delhaize Group recorded property retirement losses of EUR 4.4 million, which was offset by gains on capital lease retirements of EUR 4.4 million. During the second quarter of 2003, Delhaize Group recorded an initial reserve of EUR 0.3 million to discontinued operations (EUR 0.2 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities) and for property retirement losses. Additional discontinued operations expenses not reserved totaled EUR 5.3 million after taxes for 2003. The following table shows the reserve balances for discontinued operations as of December 31, 2003:

	Other	Accrued
	liabilities	expenses	Total
	(All amounts are expressed in thousands of EUR)
Initial reserve balance	22,920	1,450	24,370
Additions	139	—	139
Utilizations	(2,358)	(1,450)	(3,808)
Translation adjustments	(2,160)	—	(2,160)

Reserve balance as of December 31, 2003	18,541	—	18,541

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

Goodwill and Other Intangible Assets

     In June 2001, FASB issued SFAS 141, which addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board (“APB”), Opinion No. 16, “Business Combinations,” and SFAS No. 38, “Accounting for Pre-acquisition Contingencies of Purchased Enterprises.” All business combinations that come within the scope of SFAS 141 are to be accounted for using the purchase method of accounting. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 and all business

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

combinations accounted for using the purchase method of accounting for which the date of acquisition is July 1, 2001 or later. SFAS 141 also sets forth new criteria for separability and in-separability of intangible assets. The application of SFAS 141 resulted in Delhaize Group’s identification of certain intangible assets such as assembled work force and distribution network that did not meet the separability criteria of SFAS 141, which were re-classified into goodwill along with their related deferred tax liabilities.

     On January 1, 2002, Delhaize Group adopted SFAS 142, which required Delhaize Group to cease amortizing goodwill and other intangible assets with indefinite lives and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value.

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

     Delhaize Group’s policy requires that an annual impairment assessment be conducted on the first day of the fourth quarter of each year. The annual impairment assessment resulted in an impairment charge in 2003 and 2002 of EUR 15.9 million and EUR 32.7 million, respectively, recorded as a component of operating income in the accompanying US GAAP consolidated statement of income. The impairment charge recorded in 2003 relates to the goodwill associated with Mega Image, as a result of heightened competitive environment in Romania and the worsening performance of Mega Image. The impairment charge recorded in 2002 relates to the Kash n’ Karry trade name and to goodwill associated with Food Lion Thailand. The impairment charge relating to the Kash n’ Karry trade name was the result of worsening conditions as noted above. The impairment charge relating to the Food Lion Thailand goodwill was primarily attributable to the heightened competitive environment. In calculating the impairment charge, the fair value of the impaired intangible asset was estimated using a discounted cash flow methodology and the fair value of the reporting unit was estimated using a combination of a discounted cash flow methodology and market comparisons.

     As a result of the adoption of SFAS 142, amortization expense of approximately EUR 116.3 million and EUR 129.8 million for goodwill and other indefinite life assets was not recognized in the US GAAP consolidated income statement for the year ended December 31, 2003 and 2002, respectively.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize Group’s 2001 results of operations do not reflect the provisions of SFAS 142. Had Delhaize Group adopted SFAS 142 on January 1, 2001, the net income and basic and diluted net income per common share would have been the adjusted amounts indicated below:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Net Income as reported	242,888	287,409	148,046
Add: amortization of goodwill and other intangible assets	—	—	98,496

Adjusted net income	242,888	287,409	246,542
Dilutive effect on earnings of ownership in subsidiary shares	—	—	—

Adjusted net income for diluted earnings per share	242,888	287,409	246,542

Basic earnings per share:
Net income as reported	2.64	3.12	1.86
Amortization of goodwill and other intangible assets	—	—	1.24

Adjusted net income	2.64	3.12	3.10

Diluted earnings per share:
Net income as reported	2.63	3.11	1.85
Amortization of goodwill and other intangible assets	—	—	1.22

Adjusted net income	2.63	3.11	3.07

The carrying amount of goodwill and trade names (determined to have indefinite lives) is as follows:

	Goodwill	Trade names
	(All amounts are expressed
	in thousands of EUR)
Balance at January 1, 2002 *	3,664,509	576,920
Cumulative effect of change in accounting principle	—	(12,284)
Annual impairment assessment	(4,267)	(28,448)
Acquisitions	15,830	—
Purchase accounting adjustment	45,682	460
Translation effect	(257,572)	(86,450)

Balance at December 31, 2002	3,464,182	450,198
Annual impairment assessment	(15,913)	—
Acquisitions	3,587	4,243
Reduction of goodwill for tax adjustment	(13,987)	—
Translation effect	(227,248)	(76,830)

Balance at December 31, 2003	3,210,621	377,611

*	Reflects the reallocation of goodwill in accordance with SFAS 141

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     At December 31, 2002 and 2001, Delhaize Group’s intangible assets with finite lives consist of favorable lease rights, liquor licenses, prescription files, and developed software. The components of its intangible assets with finite lives are as follows:

	2003			2002
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Total	Amount	Amortization	Total
	(All amounts are expressed in thousands of EUR)
Favorable lease rights	289,694	(80,932)	208,762	347,293	(63,836)	283,457
Other	36,323	(8,342)	27,981	28,558	(6,242)	22,316

Total	326,017	(89,274)	236,743	375,851	(70,078)	305,773

     Amortization expense on intangible assets with finite lives was EUR 34.7 million, EUR 40.1 million and EUR 32.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Estimated amortization expense for intangible assets with finite lives for the five succeeding years is as follows (in millions of euro):

2004	29.8
2005	27.8
2006	26.0
2007	23.0
2008	18.9

Store Closings

     Delhaize Group’s Belgian GAAP accounting policy related to store closings is described in Note 1, Store Closing Costs, to the consolidated financial statements. Delhaize Group’s Belgian GAAP store closing costs recognition and measurement criteria do not differ from its US GAAP accounting policy.

     Under Belgian GAAP, store closing costs related to store closings in the ordinary course of business (i.e., on a store-by-store basis) are charged to operating income as “selling, administrative and other operating expenses” and store closing costs related to store closings outside of the ordinary course of business (e.g., a specific market area, Delhaize Group store banner, etc.) are charged to “exceptional expenses.” Under US GAAP, store closing costs are included in “loss from discontinued operations, net of tax” when the store qualifies as a discontinued operation, and charged to operating income for other stores. Accretion expense for stores closed prior to January 1, 2003 and which do not qualify as discontinued operation is included in “interest expense, net”.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     In 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its subsidiary, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United States bankruptcy code on November 12, 2001 and is still in liquidation. In connection with these closings, Delhaize Group recorded losses of EUR 17.0 million and closed stores liabilities of EUR 17.5 million. During 2002, Delhaize Group recorded adjustments of EUR 1.7 million and cash payments of approximately EUR 4.4 million against these reserves. At December 31, 2002, Delhaize Group had EUR 12.5 million closed stores liabilities related to the liquidation of SDM. During 2003, Delhaize Group recorded cash payments against these reserves of approximately EUR 2.5 million. At December 31, 2003, Delhaize Group had EUR 8.1 million closed store liabilities related to the liquidation of SDM.

     In 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2002, Delvita recorded additions to closed stores liabilities of EUR 1.8 million related to four additional stores and adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of approximately EUR 1.7 million. At December 31, 2002, Delvita had EUR 2.9 million closed stores liabilities for eleven closed stores. During 2003, Delvita recorded reductions to closed stores liabilities of EUR 0.4 million related to adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of approximately EUR 0.5 million. At December 31, 2003, Delvita had EUR 2.0 million closed store liabilities for ten stores.

     Other than those store closings in 2002 and 2001 relating to Delvita and the store closings in 2001 relating to SDM, the majority of Delhaize Group’s store closings in 2003, 2002 and 2001 relate to Delhaize America.

     The following table is presented to show the number of Delhaize America stores closed and planned to be closed at December 31, 2003, 2002 and 2001 that compose Delhaize America’s closed store liabilities at those dates. Additionally, the number of stores committed for closure, the number of stores closed, the number of closed stores acquired and the number of stores sold or for which the lease was terminated in 2003, 2002 and 2001:

	Discontinued		Planned
	operations	Closed	Closings	Total
Balance, January 1, 2001	—	187	14	201
Stores closings added	—	—	8	8
Planned closings completed	—	12	(12)	—
Stores sold/lease terminated	—	(20)	—	(20)

Balance, December 31, 2001	—	179	10	189
Store closings added	—	—	10	10
Planned closings completed	—	15	(15)	—
Stores sold/lease terminated	—	(22)	—	(22)

Balance, December 31, 2002	—	172	5	177
Store closings added	44	16	—	60
Planned closings completed	—	3	(3)	—
Stores sold/lease terminated	(5)	(26)	—	(31)

Balance, December 31, 2003	39	165	2	206

     The following table reflects Delhaize America’s closed store liabilities at December 31, 2003, 2002 and 2001 and activity during 2003, 2002 and 2001 including additions to closed store liabilities charged to operations or discontinued operations, additions for closed stores acquired in purchase transactions, adjustments to liabilities based on changes in facts and circumstances and payments made:

	December 31,
	2003	2003	2003	2002	2001
	Disc. Op.	Closed	Total	Total	Total
	(All amounts are expressed in millions of EUR)
Beginning of year balance, January 1,	—	139.8	139.8	187.0	199.0
Additions charged to earnings:
Store closings — lease obligations	20.2	2.4	22.6	4.0	3.2
Store closings — other exit costs	2.8	0.3	3.1	1.0	0.3
Adjustments to estimates — lease obligations	0.7	(9.1)	(8.4)	(8.9)	4.7
Adjustments to estimates — other exit costs.	0.7	(4.7)	(4.0)	5.3	0.3

Total charge to earnings, net	24.4	(11.1)	13.3	1.4	8.5
Reductions:
Lease payments made	(3.0)	(12.6)	(15.6)	(16.7)	(17.1)
Lease terminations	—	—	—	—	(1.3)
Payments for other exit costs	(0.8)	(2.9)	(3.7)	(3.9)	(5.0)

Total reductions	(3.8)	(15.5)	(19.3)	(20.6)	(23.4)
Closed store liabilities associated with purchase transactions:
Lease obligations	—	0.1	0.1	—	—
Adjustments to goodwill	—	—	—	—	(7.8)

Total acquired liabilities	—	0.1	0.1	—	(7.8)
Translation adjustments	(2.1)	(21.0)	(23.1)	(28.0)	10.7

Ending balance, December 31,	18.5	92.3	110.8	139.8	187.0

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The balance at December 31, 2003 of EUR 110.8 million consisted of lease liabilities and other exit cost liabilities of EUR 90.3 million and EUR 20.5 million, respectively. The balance at December 31, 2002 of EUR 139.8 million consisted of lease obligations and other exit costs of EUR 110.1 million and EUR 29.7 million, respectively. The balance at December 31, 2001 of EUR 187.0 million consisted of lease obligations and other exit costs of EUR 159.2 million and EUR 27.8 million, respectively.

     Delhaize America provided for closed store liabilities in each of the years presented in the above table to reflect the estimated post-closing lease liabilities and other exit costs associated with the store closing commitments. These other exit costs include estimated real estate taxes, common area maintenance, and insurance costs to be incurred after the store closes (all of which are contractually required payments under the lease agreements) over the remaining lease term. Store closings are generally completed within one year after the decision to close. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to 19 years. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. In addition, in 2002, Delhaize America made the decision to re-open a previously closed Hannaford store, under the Food Lion banner, and reversed the store closing reserve of EUR 6.9 million. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined.

     Delhaize America uses a discount rate based on the current U.S. Treasury note rates adjusted for its current credit spread to calculate the present value of the remaining rent payments on closed stores.

     During 2003, Delhaize America recorded net additions to closed store liabilities of EUR 13.3 million primarily related to 16 store closings made in the ordinary course of business and the closure of 44 underperforming Food Lion and Kash n’ Karry and also adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 19.3 million. These reductions include cash payments of approximately EUR 15.6 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.7 million paid for other exit costs.

     During 2002, Delhaize America recorded net additions to closed store liabilities of EUR 1.4 million primarily related to 15 store closings made in the ordinary course of business and adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 20.6 million. These reductions include cash payments of approximately EUR 16.7 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.9 million paid for other exit costs.

     During 2001, Delhaize America recorded net additions to closed store liabilities of EUR 8.5 million related to 12 store closings made in the ordinary course of business and adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of approximately EUR 23.4 million. These reductions included cash payments of approximately EUR 17.1 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income and EUR 6.3 million paid for other exit costs, as discussed above. The non-cash adjustments of EUR 7.8 million related primarily to two events: 1) the revaluation of closed store liabilities of approximately EUR 6.7 million as a result of the share exchange by Delhaize Group; and 2) a reduction for closed stores acquired in the Hannaford acquisition, based on final purchase accounting allocation of EUR 14.5 million.

     Except for stores classified as discontinued operations, the revenues and operating results for stores closed and not relocated are not material to Delhaize Group’s total revenues and operating results for any of the years presented above. Future cash obligations for closed store liabilities are tied principally to the remaining non-cancelable lease payments less sublease payments to be received. See Note 16 to the consolidated financial statements for a summary of the gross future cash flows for closed store lease obligations.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Benefit Plans

     Delhaize America sponsors a profit-sharing retirement plan covering all employees at its operating subsidiaries Food Lion and Kash n’ Karry with one or more years of service. Employees become vested in any profit-sharing contributions made by their respective employers after five years of consecutive service. Forfeitures of profit-sharing contributions are used to off-set plan expenses. The plan provides benefits to participants upon death, retirement or termination of employment with Delhaize America. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. Profit-sharing contributions was EUR 30.6 million, EUR 51.5 million and EUR 52.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     During 2002, Delhaize America revised the profit-sharing plan for its Food Lion and Kash n’ Karry employees to add a 401(k) feature which permits employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions including safe harbor matching contributions for any years elected by the employees. With respect to any year in which the employers elect to make safe harbor matching contributions, the safe harbor matching contribution includes a nondiscretionary contribution equal to 100% of a participant’s elective deferral up to 3% of his or her compensation, and may include an additional discretionary contribution of 50% of a participant’s elective deferral which exceeds 3%, but which does not exceed 5% of his or her compensation. For plan year, 2003, Food Lion and Kash n’ Karry elected to match employee contributions pursuant to the “safe harbor” formula, including the additional discretionary match. Safe harbor matching contributions are made on a payroll by payroll basis. In addition to the 2003 discretionary profit-sharing contribution, Food Lion and Kash n’ Karry made safe harbor matching contributions that totaled approximately EUR 5.8 million in 2003. Food Lion and Kash n’ Karry have also elected to follow the safe harbor matching formula for the 2004 plan year.

     Harveys provides a defined contribution 401 (k) plan to substantially all employees. The amount charged to expense for this plan was EUR 0.06 million for 2003 from the acquisition date.

     One of Delhaize America’s operating subsidiaries, Hannaford, maintains a non-contributory, defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees’ length of service and earnings. Delhaize America’s policy is to fund the plan based upon legal requirements and tax regulations. Plan assets consist of common stock, cash and cash equivalents and fixed income investments. Hannaford also provides a defined contribution 401(k) plan to substantially all employees. The amount charged to expense for this plan in 2003, 2002 and 2001 was approximately EUR 6.3 million, EUR 7.0 million and EUR 6.8 million, respectively.

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

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize Group’s disclosures for its defined benefit plans, as required by SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits” are as follows:

     Pension Benefits

	2003			2002
		Plans			Plans
		Outside of			Outside of
	United	the		United	the
	States	United		States	United
	Plans	States	Total	Plans	States	Total
		(All amounts are expressed in thousands of EUR)
Change in benefit obligation:
Benefit obligation at beginning of year	100,594	88,647	189,241	107,950	81,272	189,222
Service cost	4,516	3,837	8,353	4,673	2,892	7,565
Interest cost	5,800	4,760	10,560	7,015	4,910	11,925
Plans’ participants’ contributions	—	1,495	1,495	—	1,405	1,405
Plans’ amendments	—	—	—	—	1,546	1,546
Actuarial gains/(losses)	4,310	2,238	6,548	8,086	3,610	11,696
Settlements	40	—	40	—	—	—
Benefits paid	(9,027)	(6,414)	(15,441)	(8,821)	(6,670)	(15,491)
Foreign currency translation	(17,657)	(284)	(17,941)	(18,309)	(318)	(18,627)

Benefit obligation at end of year	88,576	94,279	182,855	100,594	88,647	189,241

Change in plans’ assets:
Fair value of plans’ assets at beginning of year	62,590	51,531	114,121	87,190	48,606	135,796
Actual return on plans’ assets	9,801	4,978	14,779	(7,375)	1,915	(5,460)
Group contributions	9,790	6,373	16,163	4,350	6,275	10,625
Plans’ participants’ contributions	—	1,495	1,495	—	1,405	1,405
Benefits paid	(9,027)	(6,414)	(15,441)	(8,821)	(6,670)	(15,491)
Foreign currency translation	(11,722)	—	(11,722)	(12,754)	—	(12,754)

Fair value of plans’ assets at end of year	61,432	57,963	119,395	62,590	51,531	114,121

Funded status of the plans	(27,144)	(36,316)	(63,460)	(38,004)	(37,116)	(75,120)
Unrecognized prior service cost	472	1,459	1,931	624	1,546	2,170
Unrecognized actuarial loss	29,044	10,136	39,180	37,739	10,531	48,270
Unrecognized net transition obligation	—	867	867	—	932	932

Net amount recognized	2,372	(23,854)	(21,482)	359	(24,107)	(23,748)

	2003			2002
		Plans			Plans
		Outside of			Outside of
	United	the		United	the
	States	United		States	United
	Plans	States	Total	Plans	States	Total
	(All amounts are expressed in thousands of EUR)
Amounts recognized in the Condensed Consolidated Balance Sheets (presented above):
Accrued benefit liabilities	(22,541)	(24,704)	(47,245)	(33,189)	(25,389)	(58,578)
Intangible Assets	472	574	1,046	624	1,104	1,728
Shareholders’ equity (representing accumulated other Comprehensive income adjustments)	24,441	276	24,717	32,924	178	33,102

Net amount recognized	2,372	(23,854)	(21,482)	359	(24,107)	(23,748)

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	2003		2002
		Plans Outside		Plans Outside
	United States	of the	United States	Of the
Actuarial assumptions used to determine benefit obligations:	Plans	United States	Plans	United States

Discount rate used to determine benefit obligations	6.0%	5.0%	6.5%	5.3%
Rate of compensation increase	4.5%	3.5%	4.5%	3.5%

	Year Ended December 31,
	2003			2002
		Plans			Plans
		Outside of			Outside of
	United	the		United	the
	States	United		States	United
	Plans	States	Total	Plans	States	Total
	(All amounts are expressed in thousands of EUR)
Components of net periodic benefit costs:
Service cost	4,516	5,331	9,847	4,673	4,297	8,970
Plans’ participants’ contributions	—	(1,495)	(1,495)	—	(1,405)	(1,405)
Interest cost	5,800	4,760	10,560	7,015	4,910	11,925
Expected return on plans’ assets	(5,064)	(2,482)	(7,546)	(8,296)	(2,780)	(11,076)
Amortization of unrecognized prior service cost	51	86	137	60	—	60
Amortization of actuarial net loss	2,078	93	2,171	728	67	795
Amortization of net transition obligation	—	65	65	—	65	65
SFAS 88 adjustment	94	—	94	—	—	—

Net periodic benefit costs	7,475	6,358	13,833	4,180	5,154	9,334

	2003		2002
		Plans Outside		Plans Outside
	United States	of the	United States	Of the
Actuarial assumptions used to determine net periodic benefit cost:	Plans	United States	Plans	United States

Discount rate used to determine net periodic benefit cost	6.5%	5.3%	7.3%	5.8%
Rate of compensation increase	4.5%	3.5%	4.5%	3.5%
Expected return on plan assets	9.0%	4.8%	10.5%	5.7%

     The aggregate accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were EUR 154.5 million and EUR 119.4 million, respectively, as of December 31, 2003, and EUR 162.8 million and EUR 114.1 million, respectively, as of December 31, 2002.

     Selected information related to the Delhaize Belgium defined benefit plan are as follows:

	2003	2002
Projected benefit obligation	82,758	78,690
Accumulated benefit obligation	63,846	60,708
Fair value of plan assets	57,963	51,531

     The composition of the asset portfolio of the Delhaize Belgium defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. As of the plan’s measurement date, the insurance company’s asset allocation was as follows:

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The composition of the asset portfolio of the Delhaize Belgium defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. As of the plan’s measurement date, the insurance company’s asset allocation was as follows:

	December 31, 2003	December 31, 2002
Equities	14%	19%
Fixed income	58%	56%
Real estate	6%	7%
Other assets	22%	18%

     In 2004, Delhaize Belgium expects to contribute EUR 6 million to the pension plan.

     The expected long-term rate of return for the Delhaize Belgium pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

Post-Retirement Benefits

	Year Ended December 31,
	2003	2002
	(All amounts are expressed in
	thousands of EUR)
Change in benefit obligation :
Benefit obligation at beginning of year	2,864	4,101
Interest cost	164	269
Actuarial loss (gain)	1,080	(445)
Benefits paid	(292)	(468)
Foreign currency translation	(585)	(593)

Benefit obligation at end of year	3,231	2,864

Change in plan assets :
Fair value of plan assets at beginning of year	—	—
Employer contribution	292	468
Benefits paid	(292)	(468)

Fair value of plan assets at end of year	—	—

Funded status at the end of the period:
Funded status at the end of the period	(3,231)	(2,864)
Unrecognized net actuarial loss (gain)	941	(31)

Accrued benefit cost	(2,290)	(2,896)

Actuarial assumptions used to determine benefit obligations:
Discount rate	6.0%	6.5%
Health care claim cost trend rate assumed for next year	11.0%	12.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%
Year that ultimate healthcare claim cost trend rate is achieved	2011	2011
Components of net periodic benefit cost:
Interest cost	164	269

Recognized net actuarial loss	—	13

Net periodic benefit cost	164	282

Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	6.5%	7.3%
Health care claim cost trend (1)	12.0%	9.5%
Ultimate healthcare claim cost trend rate	5.0%	5.0%
Year that ultimate trend rate is reached (2)	2011	2011

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(1) The healthcare claims cost trend rate in 2002 is for post age 65 retirees; the rate for pre age 65 retirees is 7.5%.

(2) In 2002, the year the ultimate healthcare claim cost trend rate is achieved is for post age 65 retirees, the year for pre-age 65 retirees is 2007.

     A 1.0% change in the assumed health care trend rates would not have a material effect on the post-retirement benefit obligation or expense.

Income Taxes

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed
	in thousands of EUR)
Income before income taxes and minority interests:
Belgian companies	133,113	29,094	40,375
Foreign companies	415,208	464,083	425,572

Total income before income taxes and minority interests	548,321	493,177	465,947

Income taxes consist of the following:
Current:
Belgian companies	29,232	13,429	3,304
Foreign companies	206,670	119,876	126,584

Total current	235,902	133,305	129,888
Deferred:
Belgian companies	3,920	(1,518)	16,391
Foreign companies	(29,190)	52,214	38,880

Total deferred	(25,270)	50,696	55,271

Total income taxes	210,632	184,001	185,159

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The components of deferred income tax assets and liabilities are as follows:

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Deferred tax assets:
Pension	4,886	7,115
Accrued expenses	33,251	33,330
Prepayments and other assets	46,158	64,034
Provisions for store closing	57,024	68,296
Leases	85,100	91,051
Operating loss carryforwards and tax credits	63,477	71,195
Others	3,023	6,108

Total deferred tax assets	292,919	341,129
Less: valuation allowances	(56,322)	(63,285)

Total deferred tax assets	236,597	277,844

     The change in the valuation allowance was primarily due to certain net operating losses which may not be utilized in future years and foreign currency translation.

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Deferred tax liabilities:
Fixed assets	(464,846)	(593,097)
Inventories	(2,982)	(43,837)
Other	(30,128)	(29,082)

Total deferred tax liabilities	(497,956)	(666,016)

     Net deferred income tax assets and liabilities were classified in the accompanying consolidated balance sheets prepared and presented in accordance with US GAAP as follows:

	December 31,
	2003	2002
	(All amounts are expressed
	in thousands of EUR)
Current deferred tax assets	34,555	27,750
Non-current deferred tax assets	2,258	2,716
Current deferred tax liabilities	—	—
Non-current deferred tax liabilities	(298,172)	(418,638)

Net deferred tax liabilities	(261,359)	(388,172)

     The decrease of the net deferred tax liability of EUR 126.8 million from December 31, 2002 to December 2003 was primarily composed of a decrease of EUR 46.8 million related to the translation from U.S. dollars to euros of deferred taxes from Delhaize America, a decrease of EUR 37.8 million related to the cumulative effect of changes in accounting principles, a decrease of EUR 14.0 million related to a tax adjustment to goodwill and a decrease in deferred taxes of EUR 25.3 million.

     At December 31, 2003, Delhaize Group had net operating loss (“NOL”) and tax credit carryforwards, for tax purposes, of approximately EUR 741 million, which will expire at various dates between 2004 and 2022. Approximately EUR 626 million (USD 791 million) of this amount was due to state tax losses generated by Hannaford in the Southeast of the United States for which realization is not considered likely. Accordingly, a valuation allowance of EUR 26.9 million was recorded on the related deferred tax asset.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The NOL and tax credit carryforwards may not be used to offset income taxes in other jurisdictions. Delhaize Group has established a valuation allowance to reduce the tax benefit of certain net operating losses to an amount that is more likely than not realizable.

     The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate with Delhaize Group’s effective income tax rate:

	Year Ended December 31,
	2003	2002	2001
Belgian statutory income tax rate (2)	34.0%	40.2%	40.2%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium: (primarily due to United States federal and state income tax rates applied to the income of Delhaize America)(1)	5.6	(1.4)	2.1
Amortization of non-deductible goodwill at non-US subsidiaries	—	—	4.6
Tax charges on dividend income	—	0.6	0.8
Non-taxable income / non-deductible expenses	(2.2)	(2.6)	1.2
Non-taxable capital gain	(0.7)	—	—
Change in enacted rate (2)	—	(1.8)	—
Other	2.7	2.3	2.4

Effective tax rate	39.4%	37.3%	51.3%

(1)	In 2003, approximately 75% of Delhaize Group’s consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 41.4%.

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

     Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as management has asserted that it has specific plans to permanently reinvest the undistributed earnings of these subsidiaries. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.4 billion and EUR 1.5 billion at December 31, 2003 and December 31, 2002, respectively.

Stock Based Compensation

     Under US GAAP, Delhaize Group has elected to follow the accounting provisions of APBO 25, for grants of shares, stock options and other equity instruments and to adopt the disclosure-only provisions of SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”). In January 2003, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. Certain new disclosure provisions of SFAS 148 are required for fiscal years ending after December 15, 2002.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Delhaize Group Stock Options

     On June 25, 2003, Delhaize Group commenced a 60-day offering of a maximum 425,000 stock options to certain employees. During the subscription period 379,200 stock options were subscribed (i.e., accepted by the employees). The holder of each option has the right to acquire an ordinary share of Delhaize Group for EUR 25.81 per share. The stock option may be exercised starting January 1, 2007 through June 24, 2010.

     In December 2002, a Belgian law was passed, that permitted but did not require companies to grant extensions of the exercise period for stock-option plans agreed on between January 1, 1999 and December 31, 2002, in agreement with the option holders, for a maximum of three years and without additional tax charge for the option holders. In agreement with that law, the Board of Directors of Delhaize Group offered in May 2003 option holders a three-year extension of the exercise periods for its 2002, 2001 and 2000 stock-option plans described below. Most of the option holders accepted the offer. The very few of the beneficiaries who did not agree to extend the exercise period of their options are still bound by the initial expiration of the exercise periods of the plans. Under APBO 25, the extension of the exercise periods created a new measurement date (May 21, 2003). However, there was no intrinsic value inherent in the options for which an extension date was offered on the date of the new measurement. Accordingly, no compensation expense was recorded under U.S. GAAP.

     On June 6, 2002, Delhaize Group commenced a 60-day offering of a maximum of 220,000 stock options to certain employees. During the subscription period 158,300 stock options were subscribed (i.e., accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 54.30 per share. The stock options may be exercised starting January 1, 2006 through June 5, 2009. (2012 for the option holders who accepted the three-year extension described above)

     On June 5, 2001, Delhaize Group commenced a 60-day offering of a maximum of 150,000 stock options to certain employees. During the subscription period 134,900 stock options were subscribed (i.e., accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 64.16 per share. The stock options may be exercised starting January 1, 2005 through June 4, 2008. (2011 for the option holders who accepted the three-year extension described above)

     On June 5, 2000, Delhaize Group commenced a 60-day offering of a maximum of 130,000 stock options to certain employees. During the subscription period, 115,000 stock options were subscribed (i.e., accepted by employees). The holder of each stock option has the right to subscribe to one ordinary share of Delhaize Group for EUR 63.10 per share. The subscription rights may be exercised on the 1st through the 20th of June, September and December in 2004, 2005 and 2006 (and 2007, 2008 and 2009 for the option holders who accepted the three-year extension described above).

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The following table summarizes information about stock options under this plan granted, outstanding and exercisable at December 31, 2003 and 2002:

	December 31,
	2003	2002	2001
Options Outstanding
Outstanding at beginning of period	402,400	249,300	115,000
Granted	416,300	210,100	141,000
Exercised	—	—	—
Forfeited	(33,300)	(57,000)	(6,700)

Outstanding at the end of year	785,400	402,400	249,300

Options exercisable at the end of period	—	—	—

     The fair value of each option has been estimated on the date of grant using a Black-Scholes pricing model with the following assumptions: risk free rate of 3.4%, 5.0% and 5.0% for 2003, 2002 and 2001, respectively, expected life of 5 years for 2003, 2002 and 2001, volatility of 41.3%, 38.8% and 36.0% for 2003, 2002 and 2001, respectively and a dividend yield of 3.6%, 2.6% and 2.2% for 2003, 2002 and 2001, respectively.

     Compensation expense for these options recognized during 2002 and 2001 was approximately EUR 32 thousand and EUR 538 thousand, respectively. No compensation expense was recognized in 2003. The weighted average fair value of options granted was approximately EUR 7.61, EUR 18.02 and EUR 23.35 per option for 2003, 2002, and 2001, respectively.

Delhaize America Stock Option Plans

     Delhaize America participates in a stock option plan of Delhaize Group under which incentive stock options to purchase up to 8 million shares of Delhaize Group ADSs may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Options become exercisable as determined by the Board of Directors of Delhaize Group on the date of grant, provided that no option may be exercised more than ten years after the date of grant. Additionally, Delhaize America still has options outstanding under a 1996 Food Lion Plan, 1988 and 1998 Hannaford Plans and a 2000 Delhaize America Plan; however, Delhaize America can no longer grant options under these plans. The terms and conditions of these plans are substantially consistent with the current plan.

     Upon completion of the share exchange (see Note 2 to the consolidated financial statements), most of the Delhaize America options to purchase Delhaize America common stock, whether vested or unvested, were converted into an option to purchase the number of Delhaize Group ADSs, rounded up to the nearest whole share, equal to the number of shares of Delhaize America common stock subject to the option, multiplied by 0.40. The converted options are subject to substantially the same terms and conditions as were applicable to the converted options prior to the effective time of the share exchange.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     A summary of shares reserved for outstanding options, activity and related weighted average exercise price from the effective date of the share exchange is presented below:

		Weighted
		Average Exercise
	Shares	Price (in USD)
2001
Conversion to Delhaize Group ADSs
Outstanding as of the effective date of the share exchange	3,482,709	39.30
Granted	17,284	52.51
Exercised	(287,441)	22.22
Forfeited/expired	(73,206)	55.15

Outstanding at end of year	3,139,346	40.29

Options exercisable at end of year	1,493,106	28.39
2002
Outstanding at beginning of year	3,139,346	40.29
Granted	1,803,273	49.80
Exercised	(243,756)	20.44
Forfeited/expired	(288,196)	53.74

Outstanding at end of year	4,410,667	44.39

Options exercisable at end of year	1,843,993	36.48
2003
Outstanding at beginning of year	4,410,667	44.39
Granted	2,136,675	28.94
Exercised	(380,704)	27.71
Forfeited/expired	(555,629)	47.14

Outstanding at end of year	5,611,009	39.37

Options exercisable at end of year	2,018,471	41.32

     The following table summarizes options outstanding and options exercisable as of December 31, 2003, and the related weighted average remaining contractual life (years) and weighted average exercise price:

Options to Purchase Delhaize Group ADSs Outstanding

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise Price
Range of exercise prices	Outstanding	Life	(in USD)
USD 10.85 – USD 25.60	530,396	3.80	20.41
USD 25.61 – USD 28.91	2,024,501	9.38	28.91
USD 28.92 – USD 93.04	3,056,112	7.38	49.58

USD 10.85 – USD 93.04	5,611,009	7.76	39.37

Options to Purchase Delhaize Group ADSs Exercisable

		Weighted
	Number	Average Exercise
Range of exercise prices	Exercisable	Price (in USD)
USD 10.85 – USD 25.60	530,396	20.41
USD 25.61 – USD 28.91	701	27.18
USD 28.92 – USD 93.04	1,487,374	48.78

USD 10.85 – USD 93.04	2,018,471	41.32

     As of December 31, 2003, there were 3.5 million shares of Delhaize Group ADSs available for future grants of incentive stock options.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     Delhaize America also has restricted stock (Delhaize Group restricted ADSs) awards and restricted stock unit awards outstanding for executive employees. Restricted stock unit awards represent the right to receive the number of ADSs set forth in the award at the vesting date. Unlike awards of restricted stock, no ADSs are issued with respect to these awards until the applicable vesting dates. In May 2002, Delhaize Group ceased granting restricted stock awards and began granting restricted stock unit awards under its 2002 Restricted Stock Unit Award Plan. In general, the restricted ADSs and restricted stock unit awards will vest over five years from the grant dates. The weighted average grant date fair value for these shares is USD 28.91 in 2003, USD 49.81 in 2002 and USD 19.27 in 2001 (from the date of the share exchange). On a US GAAP basis, Delhaize America recorded compensation expense related to restricted stock of approximately USD 4.6 million (EUR 4.1 million), USD 7.7 million (EUR 8.1 million) and USD 5.7 million (EUR 6.4 million) in 2003, 2002 and 2001, respectively.

     A summary of shares reserved for outstanding restricted stock grants and activity from the effective date of the share exchange:

Shares
2001
Conversion to Delhaize Group ADSs
Outstanding as of the effective date of the share exchange	268,300
Granted	—
Released from restriction	(16,540)
Forfeited/expired	(711)

Outstanding at the end of year	251,049

2002
Outstanding at beginning of year	251,049
Granted	121,684
Released from restriction	(146,353)
Forfeited/expired	(22,306)

Outstanding at end of year	204,074

2003
Outstanding at beginning of year	204,074
Granted	249,247
Released from restriction	(52,336)
Forfeited/expired	(12,423)

Outstanding at end of year	388,562

Delhaize Group Pro forma Disclosures

     Had compensation cost been determined based on the provisions of SFAS 123, Delhaize Group’s pro forma net earnings and earnings per share, on a US GAAP basis, would have been as follows:

	Year Ended December 31,
	2003	2002	2001
	(All amounts are expressed in thousands of
	EUR, except per share data)
Net income — as reported	242,888	287,409	148,046
Deduct: Total stock-based employee compensation expense determined using fair value based method (net of tax)	(11,362)	(12,176)	(4,797)
Net income — pro forma	231,526	275,233	143,249
Basic earnings per share — as reported	2.64	3.12	1.86
Basic earnings per share — pro forma	2.51	2.99	1.80
Diluted earnings per share — as reported	2.63	3.11	1.85
Diluted earnings per share — pro forma	2.51	2.98	1.79

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     The weighted average fair value at date of grant for options granted during 2003, 2002 and 2001 was USD 8.44, USD 16.34 and USD 14.38. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2003	2002	2001
Expected dividend yield (%)	3.6	2.6	2.2
Expected volatility (%)	41.3	38.8	36.0
Risk-free interest rate (%)	2.4	4.6	3.8
Expected term (years)	5.4	5.2	4.0

     Delhaize Group awards shares of restricted stock to certain officers and key employees. These shares vest over a five-year period and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period.

Related party transactions

     In March 2002, Delhaize Group purchased a company named Sojesmi S.A. for EUR 1.3 million from a family member of Didier Smits, a director of the Company. Sojesmi owns a supermarket in Ghent, Belgium.

     In November 2002, Delhaize Group purchased, for EUR 4.6 million, 19.0% of Mega Image S.A., 19.0% of Super Dolphin S.A., 22.1% of Mega Dolphin S.A., 19.0% of ATTM Consulting and Commercial Ltd. and 19.0% of NP Lion Leasing and Consulting Ltd. from two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting, increasing its ownership of Mega Image from 51% to 70%, its ownership of Super Dolphin from 51.0% to 70.0%, its ownership of Mega Dolphin from 59.3% to 81.4%, its ownership of ATTM Consulting and Commercial from 51.0% to 70.0% and its ownership of NP Lion Leasing and Consulting from 51.0% to 70.0% The remaining 30.0% of Mega Image, 30.0% of Super Dolphin, 18.6% of Mega Dolpin, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting are still owned by the two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting.

     On April 25, 2001, the Company and Delhaize America consummated a share exchange transaction in which the Company acquired all of the outstanding shares of Delhaize America that it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either ADRs or Shares of the Company. As a result of the share exchange, Delhaize America became a wholly owned subsidiary of the Company. The Board of Directors of the Company and the Board of Directors of Delhaize America (upon unanimous recommendation by a four-person special committee of independent directors of Delhaize America) unanimously approved the share exchange. The shareholders of both the Company and Delhaize America also approved it.

     Delhaize Group has a 60% ownership interest in Super Discount Markets, a U.S. supermarket company located in the Atlanta market that filed for bankruptcy on November 11, 2001. Prior to such date, Delhaize Group, after a strategic review of its operations, had decided to sell the nine Save-a-Lot discount stores and close the 19 Cub Foods supermarkets of Super Discount Markets. Delhaize Group determined that an investment necessary to make Super Discount Markets successful in the highly competitive Atlanta market could not be justified. At the end of 2001, Super Discount Markets did not operate any stores. Super Discount Markets had an agreement with SuperValu Inc., its other shareholder, which required Super Discount Markets to purchase a minimum amount of its general store inventory on an annual basis from SuperValu Inc. through February 2005. Inventory purchases under the supply agreement with SuperValu Inc. were approximately EUR 114.5 million, EUR 152.8 million and EUR 133.9 million in 2001, 2000 and 1999, respectively. In addition, Super Discount Markets also paid franchise fees to Super Valu Inc. These fees amounted to approximately EUR 0.1 million, EUR 0.4 million and EUR 0.4 million for the years 2001, 2000 and 1999, respectively.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

     Long-term debt: The fair values of Delhaize Group’s long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies.

	December 31,
	2003	2002
	(All amounts are expressed
	in millions of EUR)
Fair value of long-term debt	3,083.0	2,847.2
Carrying amount of long-term debt	2,739.5	3,149.4

     Derivative financial instruments: The fair value of the derivative financial instruments is the amount at which these instruments could be settled based on estimates obtained from financial institutions.

	December 31,
	2003	2002
	(All amounts are expressed
	in millions of EUR)
Fair Value:
Interest rate instruments	17.1	22.0
Cross currency swaps	(6.0)	(2.5)

Recently issued and adopted accounting standards

     In May 2003, the Financial Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The statement is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, the Standard went into effect at the beginning of the first interim period beginning after June 15, 2003. At December 31, 2003, this standard did not have an impact on Delhaize Group’s financial statements.

     In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement is effective for contracts entered into or modified after June 30, 2003. This standard does not currently have an impact on Delhaize Group’s financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, which is an interpretation of Accounting Research Bulletin (ARB) No. 51. FIN 46 addresses consolidation by business enterprises of variable interest entities. The objective of this Interpretation is not to restrict the use of variable interest entities but to improve financial reporting by enterprises involved with variable interest entities. The FASB believes that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. FIN 46 applies to all newly created variable interest entities. In addition, FIN 46, as amended in December 2003 (FIN46R) is effective by public entities for periods ending after March 15, 2004.

     In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, was issued and amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. Certain new disclosure provisions of SFAS No. 148 are required for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on Delhaize Group’s financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which is an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The recognition provisions are effective for all guarantees issued after December 31, 2002. The adoption of this standard did not have a material impact on Delhaize Group’s financial statements.

     In September 2002, Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”), was proposed and a consensus was reached in January 2003. The issue was revised and finalized in March 2003. This issue addresses the appropriate accounting, by a retailer, for cash consideration received from a vendor and directs that cash consideration received from a vendor should be presumed to be a reduction of inventory unless it is a reimbursement of specific costs incurred in advertising the vendor’s products. Previously, Delhaize Group recorded allowances as a reduction of cost of sales when earned. This change has a timing impact on certain allowances that will now be an adjustment to inventory cost and recognized in cost of sales when the product is sold.

     Upon adoption of EITF 02-16 in 2003, Delhaize Group recorded the cumulative effect of a change in accounting principle of EUR 16.1 million, net of tax. This charge was recorded in the Condensed Consolidated Statement of Income and reflects an adjustment of Delhaize Group’s inventory balance.

     In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued by the FASB. SFAS No. 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities (including store closings). SFAS No. 146 replaces previous accounting guidance, principally EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Issue No. 94-3 required that a liability for an exit cost be recognized when the company committed to a specific plan; whereas, SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. See Note 22 to the Consolidated Financial Statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement modifies the treatment of sale-leaseback transactions and extinguishment of debt requiring gains and losses to be treated as ordinary income in most circumstances. Delhaize Group has applied the provisions of SFAS No. 145 to its early extinguishment of debt activity during 2002 and has classified the gain related to early extinguishment in its income statement below interest expense. See the Consolidated Statement of Income for 2002.

     On January 1, 2002, Delhaize Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which required that we cease amortizing goodwill and other intangible assets with indefinite lives, and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Accordingly, during the first quarter of 2002, Delhaize Group performed its transitional assessment for potential impairment at each of its reporting unit as defined by SFAS No. 142. In performing its assessment, the carrying value of assets and liabilities was determined for each reporting unit and compared to the fair value of each reporting unit, which was obtained from independent appraisals. If the carrying value of the reporting unit exceeded its fair value, a provision for impairment was recorded.

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for financial statements issued for years beginning after December 15, 2001. The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and to develop a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The adoption of this standard did not have a significant effect on Delhaize Group’s financial statements.

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this standard does not currently have an impact on Delhaize Group’s financial statements.

     In June 2001, the FASB issued SFAS, No. 141, “Business Combinations”. SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board, or APB, Opinion No. 16, “Business Combinations”, and SFAS No. 38, “Accounting for Pre-acquisition Contingencies of Purchased Enterprises”. All business combinations that come within the scope of SFAS No. 141 are to be accounted for using the purchase method of accounting. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method of accounting for which the date of acquisition is July 1, 2001 or later. SFAS No. 141 also sets forth new criteria for separability and in-separability of intangible assets. The application of SFAS No. 141 resulted in Delhaize Group’s identification of certain intangible assets such as assembled work force and distribution network that did not meet the separability criteria of SFAS No. 141, which were re-classified into goodwill along with their related deferred tax liabilities.

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash ‘n Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit
No.	Description

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 22, 2003 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2003)

11.1	Delhaize Group Code of Business Conduct and Ethics adopted on May 27, 2004

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

14.1	Consent of Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL

14.2	Delhaize Group Annual Report to Shareholders for 2003 (Filed as Exhibit 99 to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 5, 2004 and incorporated by reference herein)

14.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F