Form 20-F
period 2004-12-31
DELHAIZE GROUP
filed 2005-06-30
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Ordinary Shares, without nominal value	93,668,561 (as of December 31, 2004)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

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

Delhaize Group is a food retailer headquartered in Belgium, which operates in nine countries and on three continents. Delhaize Group was founded in Belgium in 1867. As of December 31, 2004, Delhaize Group had a sales network (which includes company-operated, affiliated and franchised stores) of 2,565 stores and employed approximately 138,000 people. The principal activity of Delhaize Group is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group’s consolidated subsidiary, Delhaize America, Inc. (“Delhaize America”), and Delhaize Group’s businesses in Belgium, the Grand-Duchy of Luxembourg and Germany (collectively, “Delhaize Belgium”). Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB.” Delhaize Group American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), are listed on the New York Stock Exchange under the symbol “DEG.” The Delhaize Group website can be found at www.delhaizegroup.com and www.delhaize.com.

Delhaize Group’s year ends on December 31. The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 52 weeks through January 1, 2005 in Delhaize Group’s year ended December 31, 2004, 53 weeks through January 3, 2004 in Delhaize Group’s year ended December 31, 2003 and 52 weeks through December 28, 2002 in Delhaize Group’s year ended December 31, 2002. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis. The results of operation of Victory Super Markets (“Victory”) are included in Delhaize Group’s consolidated results from November 27, 2004, the date Delhaize Group acquired Victory. The results of operation of Harveys Supermarkets (“Harveys”) are included in Delhaize Group’s consolidated results from October 26, 2003, the date Delhaize Group acquired Harveys. Food Lion Thailand’s results of operations in Delhaize Group’s year ended December 31, 2004 covered the period through August 31, 2004, as Delhaize Group divested its operations in Thailand in 2004. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003.

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

The euro is Delhaize Group’s reporting currency. The translations of the euro amounts into U.S. dollar (USD) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.2069, the reference rate of the European Central Bank on June 15, 2005. Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 1 to the consolidated financial statements.

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

The U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.2069, the reference rate of the European Central Bank on June 15, 2005.

	Year Ended December 31,
	2004 USD	2004 EUR	2003 EUR	2002 EUR	2001 EUR	2000 EUR
	(In millions, except per share amounts)
INCOME STATEMENT DATA
Belgian GAAP
Sales	21,690	17,972	18,820	20,688	21,396	18,168
Operating income	989	820	809	807	921	740
Income before taxation	443	367	306	339	361	402
Income after taxation and before minority interests	268	222	175	180	169	256
Net income	255	211	171	178	149	161
Cash dividends (1)	127	105	93	81	133	125
Earnings per share (2)	2.75	2.28	1.86	1.94	1.88	3.09
US GAAP
Sales and other revenues	21,523	17,833	18,428	20,085	20,772	17,460
Operating income	1,056	875	887	893	777	629
Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	702	582	571	518	358	363
Income before minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	449	372	356	328	178	233
Net income	373	309	243	287	148	151
Cash dividends paid (1)	112	93	81	133	125	65
Basic earnings per share (2)	4.02	3.33	2.64	3.12	1.86	2.90
Diluted earnings per share (2)	3.85	3.19	2.63	3.11	1.85	2.87

	Year Ended December 31,
	2004 USD	2004 EUR	2003 EUR	2002 EUR	2001 EUR	2000 EUR
	(In millions)
BALANCE SHEET DATA
Belgian GAAP
Other assets — current	3,116	2,582	2,422	2,760	2,951	2,910
Total assets	11,348	9,403	9,519	10,840	12,086	10,398
Short-term borrowings	25	21	239	465	571	3,348
Long-term borrowings	3,395	2,813	2,730	3,124	3,761	690
Long-term capitalized lease commitments	640	530	543	667	769	649
Capital shares	57	47	46	46	46	26
Minority interests	58	48	35	34	36	1,510
Shareholders’ equity	4,053	3,358	3,334	3,529	3,716	1,365
US GAAP
Current assets	2,905	2,407	2,346	2,647	2,790	2,810
Total assets (6)	10,644	8,819	8,955	10,435	11,830	10,465
Short-term borrowings	34	28	239	463	559	3,303
Long-term borrowings	3,377	2,798	2,740	3,144	3,762	689
Long-term capital lease obligations	688	570	572	693	789	668
Capital shares	57	47	46	46	46	26
Minority interests	49	41	32	30	29	1,526
Shareholders’ equity (6)	3,549	2,941	2,903	3,295	3,753	1,583

	Year Ended December 31,
	2004 USD	2004 EUR	2003 EUR	2002 EUR	2001 EUR	2000 EUR
	(In millions, except store count and per share amounts)
OTHER DATA
Store count at period end	—	2,565	2,559	2,527	2,444	2,310
Weighted average shares outstanding at period end	—	92.7	92.1	92.1	79.5	52.0
Net cash provided by operating activities	1,147	951	849	1,037	1,208	670
Net cash (used in) investing activities	(728)	(603)	(482)	(601)	(608)	(3,330)
Net cash (used in) provided by financing activities	(50)	(42)	(341)	(350)	(460)	2,516
Dividends per share (1)(3)(4)(5)	1.35	1.12	1.00	0.88	1.44	1.36
Capital expenditures (3)	591	490	448	635	554	545

(1)	Delhaize Group usually pays dividends once a year after the annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. Delhaize Group shareholders approved the dividend for the 2004 fiscal year on May 26, 2005.
(2)	Under US GAAP, the calculation of basic earnings per share is based on the weighted average number of ordinary shares outstanding, and diluted earnings per share additionally considers the effects of ordinary shares that would be issued if outstanding dilutive potential shares had been exercised. Under Belgian GAAP, earnings per share is based only on the weighted average number of ordinary shares outstanding.
(3)	Derived from Belgian GAAP account balances.
(4)	The dividend to the shareholders as proposed by the Board of Directors is a fixed per share amount. The amount of the accrued dividend in the Belgian GAAP 2000 consolidated financial statements was based on the number of Delhaize Group ordinary shares that was expected to be eligible to receive the fiscal year 2000 dividend, which included those shares of Delhaize America exchanged in April 2001 for ordinary shares or ADRs of Delhaize Group.
(5)	At the Ordinary General Meeting held on May 26, 2005, the Board of Directors proposed the payment of a gross dividend of EUR 1.12 per share. The aggregate amount of the gross dividend related to the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 9, 2005, therefore amounted to EUR 105.3 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group issued new shares between the date of adoption of the annual accounts by the Board of Directors, March 9, 2005, and the date of their approval by the Ordinary General Meeting of May 26, 2005 (the “General Meeting”). The Board of Directors communicated at the General Meeting, the aggregate number of shares entitled to the 2004 dividend, which was 94,162,399, and submitted to this meeting the aggregate final amount of the dividend for approval, which was EUR 105.5 million. The annual accounts of 2004 as presented in this annual report reflect the dividend as approved by the General Meeting.

(6)	Total assets and shareholders’ equity have been restated for the years 2003, 2002, 2001 and 2000 to reflect the change of maintaining certain goodwill balances in the functional currency of the acquired entities rather than in the functional currency of the parent company. Total assets under US GAAP are lower than previously reported by EUR 557 million and EUR 260 million in 2003 and 2002, respectively, with a corresponding decrease in shareholders’ equity in each year. Total assets under US GAAP are higher than previously reported by EUR 71 million and EUR 32 million in 2001 and 2000, respectively, with a corresponding increase in shareholders’ equity in each year. Further details are included in Note 22 to the consolidated financial statements.

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

Fiscal Year for Dividend	Dividend per Delhaize Group Ordinary Share
	(Amounts in EUR)	(Amounts in USD)
2004	1.12	1.37
2003	1.00	1.22
2002	0.88	1.03

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

The Bank of New York, as Delhaize Group’s depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents ownership interests in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which have been deposited with the depositary. Because The Bank of New York holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and all holders from time to time of the Delhaize Group ADSs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution Delhaize Group pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “E. Taxation” under Item 10 “Additional Information” below. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, the European Monetary Union was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 12 member states participate in the EMU and have adopted the euro: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

The euro to U.S. dollar exchange rate was EUR 1 = USD 1.3621 as of December 31, 2004, based on the reference rate of the European Central Bank. The following table shows the U.S dollar euro exchange rate for 2000, 2001, 2002, 2003, 2004 and the six months preceding the date of this document, based on the period-end noon buying rate expressed in U.S. dollars per euro.

Month/Year	Period End	Average Rate(1)	High	Low
euro to U.S. dollar	USD	USD	USD	USD
June 2005 (through June 15)	1.2106	1.2192	1.2320	1.2035
May 2005	1.2349	1.2697	1.2936	1.2349
April 2005	1.2919	1.2943	1.3093	1.2819
March 2005	1.2969	1.3185	1.3465	1.2877
February 2005	1.3274	1.3013	1.3274	1.2773
January 2005	1.3049	1.3123	1.3476	1.2954
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270

(1)	The average rate for 2000, 2001, 2002, 2003 and 2004 is the average of the noon buying rates for euros on the last business day of each month during the relevant period. The average rate for each of the six months preceding the date of this document is the average of the noon buying rates for euros on each business day during the relevant period.

B. Risk Factors

The following discussion of risks relating to our operations and to ownership of Delhaize Group ADSs should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. In addition to the risk factors described below, please see the information under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” below.

Risks Related to Operations

Delhaize Group’s results are subject to risks relating to competition and narrow profit margins in the food retail industry, which could adversely affect net income and cash generated from operations.

The food retail industry is competitive and generally characterised by narrow profit margins. Delhaize Group’s competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers and discount retailers. Food retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. Delhaize Group believes that it could face increased competition in the future from all of these competitors. To the extent Delhaize Group reduces prices to maintain or grow its market share in the face of competition, net income and cash generated from operations could be adversely affected. Some of Delhaize Group’s competitors have greater financial, distribution, purchasing and marketing resources than Delhaize Group. Delhaize Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

Delhaize Group has substantial financial debt outstanding that could negatively impact its business.

Delhaize Group has substantial debt outstanding. As of December 31, 2004, Delhaize Group had total consolidated debt outstanding of approximately EUR 3.4 billion, including total capital lease obligations of approximately EUR 560 million. Delhaize Group’s level of debt could:

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

During 2004, approximately 71% of Delhaize Group’s sales were generated through its ownership of Delhaize America. Substantially all of Delhaize America’s stores are located on the east coast of the U.S. Consequently, Delhaize Group’s operations depend significantly upon the economic and other conditions in this area, in addition to those that may affect the U.S. or the world as a whole. If the east coast of the U.S. were to experience a general economic downturn, natural disaster or other adverse condition, the results of operations of Delhaize Group may suffer.

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

Delhaize Group also faces transaction risks from fluctuations in exchange rates between the various currencies in which it does business. Transactions, which are most likely to result in exchange rate risks for Delhaize Group, relate to dividends paid by subsidiaries to Delhaize Group. For example, dividends paid from Delhaize America to Delhaize Group may be adversely affected by exchange rate fluctuations.

Various aspects of Delhaize Group’s business are subject to federal, regional, state, local and foreign laws and regulations, in addition to environmental regulations. Delhaize Group’s compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect its ability to conduct its business as planned.

In addition to environmental regulations, Delhaize Group is subject to federal, regional, state, local and foreign laws and regulations relating to, among other things, zoning, land use, work place safety, public health, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage licence grants. In addition, under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in certain of its stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of Delhaize Group’s supermarkets and could otherwise adversely affect Delhaize Group’s business, financial condition or results of operations. A number of laws exist which impose burdens or restrictions on owners with respect to access by disabled persons. Delhaize Group’s compliance with these laws may result in modifications to its properties, or prevent it from performing certain further renovations.

As a result of selling food products, Delhaize Group faces the risk of exposure to product liability claims and adverse publicity.

The packaging, marketing, distribution and sale of food products purchased from others entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants. Even an inadvertent shipment of adulterated products is a violation of law and may lead to an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against Delhaize Group or that Delhaize Group will not be obligated to perform such a recall in the future. If a product liability claim is successful, Delhaize Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If the Group does not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on the Group’s ability to successfully market its products and on the Group’s business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could have a material adverse effect on the Group’s reputation with existing and potential customers and on Delhaize Group’s business and financial condition and results of operations.

Strikes, work stoppages and slowdowns could negatively affect Delhaize Group’s results of operations.

A number of employees of companies of Delhaize Group are unionised. Delhaize Group cannot exclude that relations with the unionised portion of its workforce will deteriorate or that its workforce would initiate a strike, work stoppage or slowdown in the future. In the event of such an action, Delhaize Group’s business, financial condition and results of operations could be negatively affected, and Delhaize Group cannot assure that it would be able to adequately meet the needs of its customers utilising its remaining workforce. In addition, similar actions by Delhaize Group’s non-unionised workforce cannot be excluded.

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

As part of its long-term strategy, Delhaize Group continues to reinforce its presence in the geographic locations where it currently operates and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry. In doing so, Delhaize Group faces risks commonly encountered with growth through acquisition. These risks include, but are not limited to, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets in which Delhaize Group has no or limited experience, the disruption of Delhaize Group’s ongoing business and the dissipation of Delhaize Group’s management resources. Realization of the anticipated benefits of an acquisition may take several years or may not occur at all. Delhaize Group’s acquisition strategy may place a significant strain on its management, operational, financial and other resources. The success of Delhaize Group’s acquisition strategy will depend on many factors, including its ability to:

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

Unexpected outcomes with respect to jurisdictional audits of income tax filings could result in an adverse effect on our financial statements.

We continue to experience jurisdictional audits of income tax filings, which we consider to be part of our ongoing business activity. While the ultimate outcome of these audits is not certain, we have considered the merits of our defenses in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for potential exposures in these matters. Unexpected outcomes in these matters could result in an adverse effect on our financial statements.

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

may differ from those that would apply if Delhaize Group were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company’s behalf, are more limited than in the U.S.

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

Delhaize Group is a Belgian company and most of its directors, many of its officers and its external auditor, Deloitte Reviseurs d’Entreprises SC sfd SCRL, are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in United States courts against any of these non-resident persons or Delhaize Group based upon the civil liability provisions of the securities or other laws of the United States.

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

As a foreign private issuer, Delhaize Group is not required to comply with the notice and disclosure requirements under the U.S. Exchange Act relating to the solicitation of proxies for shareholder meetings. In addition, as a foreign private issuer, Delhaize Group is not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Exchange Act. Although Delhaize Group is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of United States issuers. Therefore, there may be less publicly available information about Delhaize Group than is regularly published by or about other public companies in the United States. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), Delhaize Group may publicly file its earnings reports later than U.S. issuers. Delhaize Group is required to file annual reports on Form 20-F and reports on Form 6-K. Delhaize Group intends to file current reports containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by U.S. domestic issuers. Also, certain of the SEC’s rules implementing the U.S. Sarbanes-Oxley Act of 2002 provide foreign private issuers with longer compliance transition periods.

Delhaize Group’s ADRs are listed under the symbol “DEG” on the New York Stock Exchange (“NYSE”), which adopted revised corporate governance listing standards in November 2003. Delhaize Group, as a foreign private issuer, is exempt from some of the corporate governance requirements of the NYSE that are applicable to U.S. domestic companies listed on the NYSE. Under the NYSE’s revised corporate governance listing standards, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group met this requirement by providing such disclosure in its annual report for the fiscal year ending December 31, 2004, that is distributed to shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History

Our Company is a société anonyme (public limited liability company) organized under the laws of the Kingdom of Belgium. The corporate name of our Company in French is Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize), in Dutch Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Groep) and in English Delhaize Brothers and Co. “The Lion” (Delhaize Group), in abbreviated form “Groupe Delhaize” in French, “Delhaize Groep” in Dutch and “Delhaize Group” in English. The Company can use either its full corporate name or any of the abridged names. The version of the Company’s legal name that is used most often is Delhaize Group. The registered office of the Company is located at rue Osseghemstraat 53, 1080 Brussels, Belgium.

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

The Company entered the U.S. in 1974, acquiring approximately 35% of Food Town Stores, Inc., a food retailer that operated 22 stores in the Southeastern U.S. In 1976, the Company increased its stake to 52%. In 1983, Food Town Stores, Inc. was renamed Food Lion, Inc. Operations in the U.S. were further expanded when Food Lion acquired Kash n’ Karry in December 1996.

In 1999, Food Lion reorganized its corporate structure to create a holding company known as Delhaize America with the operating subsidiaries Food Lion and Kash n’ Karry. In July 2000, the supermarket chain Hannaford Bros. Co. was acquired and added to the store network of the U.S. business of Delhaize Group. In October 2003, J.H. Harvey Co., a supermarket business operating in Georgia and Florida was acquired and added to the U.S. store network of Delhaize Group, and in November 2004, Victory Distributors, Inc., a 19-store business operating in Massachusetts and New Hampshire under the trade name Victory Super Markets, was acquired by Hannaford and added to its store network.

On April 25, 2001, the Company and Delhaize America consummated a share exchange transaction in which the Company acquired all of the outstanding shares of Delhaize America that it did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either the Company’s American Depositary Receipts (“ADRs”), which are listed on the New York Stock Exchange, or its ordinary shares, which are listed on Euronext Brussels.

The 1990s was a period of international expansion for the Company in new countries: Delvita – Czech Republic (1991), Alfa-Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Some of these businesses have in the meantime been divested to optimize the use of financial and human resources: PG – France (2000), Shop N Save – Singapore (2003) and Food Lion Thailand – Thailand (2004), while an agreement has been reached to sell the 11 remaining Delvita stores in Slovakia to the German retailer Rewe.

B. Overview

Delhaize Group is a food retailer headquartered in Belgium with operations in 9 countries on three continents – North America, Europe and Asia. As of December 31, 2004, Delhaize Group’s sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,565 stores, and Delhaize Group employed approximately 138,000 people. In 2004, Delhaize Group recorded sales of EUR 18.0 billion and net income of EUR 211.5 million.

Store formats are primarily supermarkets, which represent approximately 82 % of Delhaize Group’s sales network. Delhaize Group’s sales network also includes other store formats such as proximity stores (defined on page 19 under the heading Proximity Stores) and specialty stores (defined on page 19 under the heading Specialty Stores). In addition to food retailing, which accounted for more than 94 % of Delhaize Group’s sales in 2004, Delhaize Group engages in food wholesaling to stores in its sales network and in non-food retailing of products such as pet products and health and beauty products.

The following table sets forth, as of the dates indicated, Delhaize Group’s sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31, 2004	At December 31, 2003	At December 31, 2002
United States (1)	1,523	1,515	1,485
Belgium	747	728	707
Other	295	316	335

Total	2,565	2,559	2,527

(1)	Includes stores at January 1, 2005, January 3, 2004 and December 28, 2002.

Sales (in millions of EUR)

	At December 31, 2004	At December 31, 2003	At December 31, 2002
United States (1)	12,739.0	13,743.3	15,883.7
Belgium	3,871.3	3,674.9	3,420.3
Other	1,361.3	1,402.3	1,384.4

Total	17,971.6	18,820.5	20,688.4

(1)	Includes 53 weeks of sales in 2003 and 52 weeks in 2004 and 2002.

Delhaize Group’s operations are located primarily in the U.S. and Belgium, with a small percentage of its operations in Southern and Central Europe and in Southeast Asia. In 2004, operations in the U.S. accounted for 70.9% of sales, and operations in Belgium, the Grand-Duchy of Luxembourg and Germany accounted for 21.5% of sales. In 2004, Delhaize Group also had operations in Greece, the Czech Republic, Slovakia, Romania, Thailand and Indonesia. Sales in Southern and Central Europe accounted for 6.8% of sales in 2004, and sales in Southeast Asia accounted for 0.8% of sales of Delhaize Group in 2004.

Strategy

Delhaize Group has leading positions in food retailing in key markets. This is accomplished through strong local companies going to market with a variety of food store formats. They benefit from and contribute to the Group’s strength, expertise and successful practices. Delhaize Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards.

This strategy consists of the following building blocks:

•	to pursue concept leadership;

•	to pursue executional excellence; and

•	to operate as a learning company.

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

Delhaize Group intends to deliver profitable top-line growth by continually strengthening its existing activities and by fostering store network growth. The store network is expanded organically (new store openings and store remodelings and expansions) and through selective acquisitions that enable Delhaize Group to reinforce market positions in existing or contiguous markets. Delhaize Group actively manages this portfolio to maintain a balance of current profitability and future growth potential.

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

C. Operational Overview

As of December 31, 2004, Delhaize Group operated the following banners:

United States	Belgium (a)	Southern and Central Europe	Southeast Asia
• Food Lion	• Delhaize “Le Lion” Supermarket	Greece	Indonesia

• Hannaford	• AD Delhaize	• Alfa-Beta	• Super Indo

• Kash n’ Karry(b)	• Delhaize City	• ENA

• Harveys	• Proxy Delhaize	• Trofo Market

	• Shop ‘n Go	• AB City

	• Caddy-Home	Czech Republic

	• Di	• Delvita

	• Tom & Co	• Sama/Proxy

• Delvita City

Slovakia

• Delvita

Romania

• Mega Image

(a)	Including 26 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

(b)	Includes six Sweetbay Supermarkets

United States

Overview. Delhaize Group engages in one line of business in the U.S., the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the U.S. primarily under the banners Food Lion, Hannaford, Kash n’ Karry and Harveys. The Kash n’ Karry stores will be remodeled and re-branded under the new brand Sweetbay Supermarkets by the end of 2007. For the fiscal year ended January 1, 2005, Delhaize Group achieved in the U.S. sales of USD 15.8 billion (EUR 12.7 billion). Delhaize Group is the third largest supermarket operator on the east coast of the U.S. for fiscal year 2004 based on sales. At the end of 2004, Delhaize Group employed approximately 105,000 people in the U.S.

Sales network. The growth of the U.S. sales network of Delhaize Group has historically been based on store openings, complemented by a strategy of selective acquisitions of existing stores. In 2004, Delhaize Group opened or acquired 53 stores in the U.S., consisting of 31 Food Lion stores, one Hannaford store, 19 acquired Victory stores, one Sweetbay store and one Harveys store. During 2004, Delhaize Group also closed or relocated 45 U.S. stores, including the 34 unprofitable Kash n’ Karry stores closed in the first quarter of 2004. As a result, as of January 1, 2005, Delhaize Group operated 1,523 supermarkets in 16 states in the eastern U.S. as reflected in the following table.

	Food Lion	Hannaford	Kash n’ Karry	Harveys	Total
Delaware	17				17
Florida	38		104	7	149
Georgia	53			48	101
Kentucky	11				11
Maine		46			46
Maryland	75				75
Massachusetts		23			23
New Hampshire		25			25
New York		34			34
North Carolina	481				481
Pennsylvania	7				7
South Carolina	125				125
Tennessee	71				71
Vermont		14			14
Virginia	326				326
West Virginia	18				18
TOTAL	1,222	142	104*	55	1,523
Number of states	11	5	1	2	16

*	Includes six Sweetbay Supermarkets

Food Lion supermarket locations average approximately 3,290 square meters (35,400 square feet) in gross selling area, Hannaford supermarkets average approximately 4,520 square meters (48,700 square feet) in gross selling area and Kash n’ Karry stores average approximately 3,940 square meters (42,400 square feet) in gross selling area. Harveys supermarkets average approximately 2,570 square meters (27,700 square feet) in gross selling area.

The store prototype for Food Lion is approximately 3,530 square meters (38,000 square feet). The sizes of the Hannaford store prototypes are approximately 3,250 and 5,110 square meters (35,000 and 55,000 square feet). As the Company rebrands its Kash n’ Karry stores, the current Sweetbay prototypes are approximately 4,090 and 4,550 square meters (44,000 and 49,000 square feet).

In recent years, Delhaize Group has pursued in the U.S. an aggressive remodeling program to provide its customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2004, Delhaize Group remodeled 79 stores in the U.S., including 72 Food Lion stores, two Hannaford and five Kash n’ Karry stores. In addition, 13 Food Lion stores were converted to the Harveys banner. In 2004, Food Lion renewed an entire market in Charlotte, North Carolina, where it remodeled 65 stores with a new interior, new merchandising fixtures, expanded perishable offerings and changes throughout the stores in terms of product selection.

In January and February 2004, Kash n’ Karry decided to focus its future development on its core markets on the west coast of Florida and, as a consequence, closed or sold 34 supermarkets, located primarily on the east coast of Florida and in the region of Orlando. As part of this new strategy, the remaining Kash n’ Karry stores will be remodeled and re-branded under the new brand Sweetbay Supermarket by the end of 2007. This re-branding will help communicate the strategic changes at Kash n’ Karry more dynamically to Florida consumers. At the end of 2004, six stores were open under the Sweetbay banner, including one new store.

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

From time to time, Delhaize Group and its competitors engage in price competition in the U.S., which can adversely affect operating margins in some of its markets. The major competitors of Food Lion are Wal-Mart, Winn-Dixie, Kroger, Bi-Lo, Harris Teeter and Lowes Food. The major competitors of Hannaford are Shaws, Price Chopper, DeMoulas (Market Basket), Ahold (Stop and Shop) and Wal-Mart. The major competitors of Kash n’ Karry are Publix, Wal-Mart, Winn-Dixie and Albertson’s. The major competitors of Harveys are Winn-Dixie, Wal-Mart and Publix.

The opening of new stores is largely unconstrained by regulation in most of the states in which Food Lion, Kash n’ Karry and Harveys operate. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the U.S. states in which Delhaize Group is active. Most of Delhaize Group’s U.S. stores are open 17 to 18 hours a day and seven days a week.

Assortment. Delhaize Group’s U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery and non-food items such as health and beauty care and other household and personal products. Delhaize Group’s U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Food Lion offers between 15,000 and 20,000 stock keeping units (SKUs) in its supermarkets, Kash n’ Karry between 30,000 and 35,000 SKUs, Hannaford between 30,000 and 40,000 SKUs and Harveys between 15,000 and 35,000 SKUs.

In 2004, a major focus of Food Lion was on the improvement of the fresh food departments. These efforts resulted in a higher than average sales growth for these categories. In 2004, Hannaford developed the next steps of its Festival for the Senses strategy, with new initiatives in the deli department, in wine and in dry grocery. The Festival strategy focuses on providing customers with the quality and variety of products that are important to them in an atmosphere that provides an excellent shopping experience. Sweetbay has developed a distinctive “go-to-market” strategy, supported by an excellent meat and produce offering, a dynamic and vibrant shopping environment and outstanding variety and quality of food. Harveys, acquired in October 2003, has a strong offering of meat and local products.

Private label products. Each of Delhaize Group’s U.S. principal banners offers its own line of private label products. The Food Lion, Hannaford and Kash n’ Karry private label programs are consolidated into a single procurement program, enhancing the sales and marketing of the various private label brands, reducing the cost of goods sold for private label brands and strengthening the margins for these products. Sales of private label products represented 17%, 19%, 15% and 12% of Food Lion’s, Hannaford’s, Kash n’ Karry’s and Harveys’s respective sales in fiscal 2004. As of January 1, 2005, Food Lion offered more than 3,200 private label SKUs. As of January 1, 2005, Hannaford offered approximately 3,600 SKUs under its private label program, and the private label program at Kash n’ Karry had more than 2,300 SKUs. Harveys offers more and 1,800 SKUs under its private label program.

Loyalty cards. Delhaize America has two loyalty card programs: the MVP card at Food Lion and the Preferred Customer Club (PCC) card at Kash n’ Karry. The MVP customer loyalty card program accounted for 78% of sales (65% of all transactions) at Food Lion in 2004. During the fiscal year ended January 1, 2005, approximately 8.9 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions. During the fiscal year ended January 1, 2005, approximately 42% of Kash n’ Karry sales (35% of all transactions) were PCC card related. Items promoted on the PCC card averaged more than 4,600 items per week. There are approximately 900,000 households actively using the PCC card. The PCC card will not be used by Sweetbay Supermarket and as a consequence cease to exist before the end of 2007.

Pharmacies. As of January 1, 2005, there were 74 pharmacies in Kash n’ Karry stores, 39 pharmacies in Food Lion stores, 101 pharmacies in Hannaford stores and 8 pharmacies in Harveys stores. A pharmacy will be added in most of the acquired Victory stores after the conversion to the Hannaford banner.

Belgium, the Grand-Duchy of Luxembourg and Germany

Overview. Belgium is the historical home market of Delhaize Group. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, Delhaize Group has built a strong market position (second in terms of sales), providing its customers with quality products and services at competitive prices. In 2004, Delhaize Group achieved sales of EUR 3.9 billion in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 5.3% over 2003, through store openings and the success of its commercial initiatives. Comparable store sales grew by 2.2% in 2004. Delhaize Group increased its market share in Belgium from 25.5% at the end of 2003 to 25.7% at the end of 2004 (source: A.C. Nielsen). This advance was due to the expansion of its company-operated supermarkets Delhaize “Le Lion”, affiliated stores AD Delhaize, Proxy Delhaize and Shop ‘n Go, and its “proximity stores” (defined below on page 19) under the Delhaize City banner. At the end of 2004, Delhaize Group employed approximately 16,480 people in Belgium, the Grand-Duchy of Luxembourg and Germany.

Sales network. In Belgium, the Grand-Duchy of Luxembourg and Germany, Delhaize Group’s sales network consists of several brand names, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which Delhaize Group sells wholesale goods). As of December 31, 2004, Delhaize Group’s sales network consisted of 747 stores in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 19 stores compared to 2003.

The network included 318 supermarkets under the Delhaize “Le Lion” and AD Delhaize banners, 204 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 225 specialty stores, of which 130 health and beauty stores operated under the Di banner and 95 pet food and products stores operated under the Tom & Co banner. In 2004, Delhaize Group reinforced its presence in the Grand-Duchy of Luxembourg by opening its first company-operated supermarket. At the end of 2004, it operated 26 stores in the Grand-Duchy of Luxembourg, as well as two stores in Germany (Aachen, Nordrhein Westfalen).

•	Supermarkets. The supermarkets that are company-operated by Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany carry the Delhaize “Le Lion” banner. The number of company-operated supermarkets increased in 2004 from 123 to 127 and 21 supermarkets underwent remodeling. A Delhaize “Le Lion” supermarket offers approximately 18,000 SKUs. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom Delhaize Group sells its products at wholesale prices. The independent retailer benefits from the trade name and expertise of Delhaize Group. The AD Delhaize supermarket has a surface between 750 square meters and 1,200 square meters and offers 12,000 to 18,000 SKUs.

•

Proximity stores. Delhaize Group’s network of proximity stores in Belgium, the Grand-Duchy of Luxembourg and Germany consists of 204 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are company-operated proximity stores selling almost exclusively private label products, targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 370 square meters (3,978 square feet). Eighty percent of the 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and are a response to customer expectations regarding proximity, convenience, speed and longer operating hours. They have a selling area between 100 and 250 square meters (1,075 - 2,690 square feet) and offer over 1,200 SKUs.

•	E-commerce. Caddy-Home, the leading food products home delivery banner in Belgium, is the operation of Delhaize Group that sells food products to customers for which orders can be placed by telephone, fax and the Internet. As of December 31, 2004, Caddy-Home delivered in 11 cities throughout Belgium, offering over 5,000 SKUs to customers.

•	Specialty stores. Di stores specialize in health and beauty care products. Tom & Co is a specialty chain focusing on food, care products and accessories for pets. A large part of the 130 Di stores and the large majority of the 95 Tom & Co stores at the end of 2004 were operated under franchise agreements with independent operators.

Competition and regulation The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, Delhaize Group faces competition from national retailers in Belgium, such as Colruyt.

Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize Group and its competitors engage in price competition. Since 2002, Delhaize Group focuses in Belgium on consistently low prices, without weekly price promotions.

Belgian law requires that permits have to be obtained for the opening of and extension on stores exceeding certain sizes (always above 400 square meters selling area). In March 2005, new regulation has been introduced to increase the flexibility in procedures for store openings and increase in sales surface. Shopping hours are restricted due to legislation and agreements with unions. By law, Belgian retail outlets must generally remain closed one day of the week. Retail outlets, other than night shops, must generally remain closed between 8 p.m. and 5 a.m. On Friday, retail outlets may remain open until 9 p.m.

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

Management believes that Delhaize Group is a market leader in Belgium for prepared meals. In 2004, Delhaize Belgium sold approximately 17 million prepared meals and prepared meal components. In Belgium, Delhaize Group has also developed a large range of organic products. On December 31, 2004, Delhaize Group offered more than 650 organic products in Belgium. In 2004, sales of organic products represented 2.1% of Delhaize Group’s food sales in Belgium.

Private Label. In Belgium, Delhaize Group actively promotes two different lines of private label products, including more than 5,500 different SKUs under the brands Delhaize and “365”. In 2004, private label sales under the Delhaize brand accounted for 33% of Delhaize Group’s total sales in Belgium. Delhaize products, which are marketed as value priced products, are comparable quality products at competitive prices compared to national brands. Private label products under the Delhaize brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products, which are marketed as low price products, are generic private label products with a “no frills” packaging. This new private label brand was launched in May 2004, initially in Belgium, followed by Greece, the Czech Republic and Romania. The “365” brand packaging shows a common logo and displays up to eight languages. At the end of 2004, the “365” offering included approximately 220 SKUs in Belgium, 100 in Greece and the Czech Republic and 15 SKUs in Romania.

Loyalty Card. In 1992, Delhaize Group’s stores in Belgium introduced a loyalty card known as the Plus Card, which in 2004 was used by customers for approximately 90% of total sales in Delhaize “Le Lion” supermarkets. The Plus Card also provides benefits for shoppers at other Company stores in Belgium. Since 1999, Delhaize Group has developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2004, more than 2.9 million active Plus Cards were outstanding in Belgium.

Southern and Central Europe

Overview. In 2004, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 2.2% to EUR 1.2 billion. In 2004, Delhaize Group increased the number of stores in Southern and Central Europe by 11 to a total of 253 at the end of 2004.

Greece. Since 1995, Delhaize Group has owned 50.6% of Alfa-Beta Vassilopoulos S.A., which management believes is the second largest food retailer (in terms of sales) in Greece. As of December 31, 2004, Alfa-Beta operated directly 91 supermarkets under the Alfa-Beta banner, 10 warehouse stores under the ENA banner and nine AB City stores and served 19 affiliated stores operated under the Trofo Market banner. At the end of 2004, Alfa-Beta employed approximately 6,520 people.

Alfa-Beta seeks to attract customers looking for competitive pricing as well as high quality products and services. In 2004, the company focused on expanding its franchising network. The Company also reinforced its consumer appeal by focusing on assortment, price competitiveness and service. In 2004, Alfa-Beta reduced the price of approximately 2,300 products to reinforce its competitive position. Following the integration of the Trofo stores into the Alfa-Beta network in 2003, Alfa-Beta Vassilopoulos S.A. merged, in 2004, the legal entities of Alfa-Beta with Trofo S.A., which led to administrative and financial efficiencies. Alfa-Beta acquired Trofo in 2001.

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

Czech Republic and Slovakia. Delvita has been the operating company for Delhaize Group’s interests in the Czech Republic since 1991 and Slovakia since 1998. Delhaize Group is the sole shareholder of Delvita.

As of December 31, 2004, Delhaize Group operated 97 stores in the Czech Republic under the Delvita City and Sama/Proxy banners, and 11 stores in Slovakia under the Delvita banner. At the end of 2004, Delvita employed approximately 5,170 people in the Czech Republic and Slovakia.

In February 2005, Delhaize Group reached an agreement with the German retailer Rewe for the sale of the 11 remaining Delvita stores in Slovakia. This sale will allow Delvita to completely focus on its core activities in the Czech Republic. In May 2005, the Slovak antitrust authorities approved the transaction.

The Delvita market strategy is to provide quality products and services at competitive prices. In 2004, Delvita concentrated on three key objectives: supporting sales through clear differentiation, increasing profitability by obtaining a better sales mix and practicing strict cost discipline. The Company reinforced its assortment by adding Czech specialty foods, Italian food and prepared meals. The private label offering was extended significantly, including more than 100 items of the “365” brand of basic products.

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

Romania. In 2004, Delhaize Group increased its ownership interest in Mega Image from 70% to 100%. As of December 31, 2004, Mega Image operated 16 supermarkets in Romania. Mega Image employed approximately 1,000 people at the end of 2004. In 2004, Mega Image opened its first City store, based on the concept developed jointly by the different European banners of Delhaize Group. In 2004, Mega Image focused on the improvement of its assortment, with new deli lines and in-store preparations, as well as the introduction of private label products from the Belgian assortment and the first “365” items. The new distribution center distributing meat and produce to the Mega Image stores supported the increase in efficiency.

Southeast Asia

Overview. As of December 31, 2004, Delhaize Group operated 42 stores in Indonesia, following the divestment of its Thai operations in 2004. For the year ended December 31, 2004, sales of the Asian operations of Delhaize Group amounted to EUR 135.6 million, including Food Lion Thailand sales until its divestment. In its Southeast Asian markets, Delhaize Group operates supermarkets offering a large assortment of fresh products at low prices on a daily basis. The Asian food retail industry is characterized by a large presence of traditional retailing in the form of small stores and markets, complemented by an increasing presence of international food retailers.

Thailand. Delhaize Group entered the Thai market in June 1997 through a partnership in a company called Bel-Thai Supermarkets, Ltd., which was later renamed Food Lion Thailand Ltd. In 2004, Delhaize Group divested its Thai operations, partially through store closings, and partially through the sale of 21 stores to Central Food Retail Company.

Indonesia. In 1997, Delhaize Group entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores. The Company has grown steadily and operated 42 stores as of December 31, 2004. Delhaize Group owns 51% of Lion Super Indo with the remaining 49% being owned by the Indonesian Salim Group. A project to move forward toward a more centralized supply chain began in 2004 and will continue in 2005.

D. Property

Store Ownership of Sales Network (as of December 31, 2004)

	Owned	Capital Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	116	571	836		1,523
Belgium	126	2	281	338	747
Other	75	—	201	19	295

Total	317	573	1,318	357	2,565

The majority of Delhaize Group’s company-operated stores are leased. Most stores under lease are located in the U.S. With the exception of 116 owned stores in the U.S., as of January 1, 2005, Food Lion, Hannaford, Kash n’ Karry and Harveys occupied various store premises under lease agreements providing for initial terms of up to 27 years, with renewal options generally ranging from three to 27 years. Delhaize Group operates 13 warehousing and distribution facilities (totaling approximately 946,500 square meters or approximately 10.2 million square feet) in the U.S. Delhaize Group also owns and operates its U.S. transportation fleet. In Belgium, as of December 31, 2004, Delhaize Group owned its six principal distribution centers, leased its three ancillary distribution centers and owned approximately 45% of its company-operated stores (or 17% of its total sales network). At December 31, 2004,

Delhaize Group owned one distribution center and 26 stores in Greece, with 84 stores under leases, and in the Czech Republic and Slovakia Delhaize Group owned two distribution centers and 41 stores, with 67 stores under leases.

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

This discussion is intended to provide the reader with information that will assist in understanding Delhaize Group’s financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect Delhaize Group’s financial statements. The discussion also provides information about the financial results of the various segments of Delhaize Group’s business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of Delhaize Group as a whole.

In reading the following discussion and analysis, please refer to Delhaize Group’s audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, included under Item 18 in this document. The financial statements referred to above were prepared in accordance with accounting principles generally accepted in Belgium (“Belgian GAAP”) and include a discussion of the principal material differences between Belgian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they apply to Delhaize Group. The reconciliation of Belgian GAAP to US GAAP is presented in Note 22 to the consolidated financial statements. This discussion and analysis of general financial condition and results of operations was prepared using Belgian GAAP.

Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rate used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet items; the average exchange rate is used for income statement and cash-flow statement items.

The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 53 weeks through January 3, 2004 in Delhaize Group’s fiscal year ended December 31, 2003 and 52 weeks through January 1, 2005 and December 28, 2002 in Delhaize Group’s fiscal years ended December 31, 2004 and 2002, respectively. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis. The results of operations of Victory were included in Delhaize Group’s year ended December 31, 2004, prospectively from November 27, 2004, the date Delhaize Group acquired Victory. The results of operation of Harveys were included in Delhaize Group’s year ended December 31, 2003, prospectively from October 26, 2003, the date Delhaize Group acquired Harveys. Food Lion Thailand results of operations included in Delhaize Group’s year ended December 31, 2004 covered the period through August 31, 2004, as Delhaize Group divested its operations in Thailand in 2004. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003.

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

Delhaize Group consolidated and controlled the operations of Delhaize America for all periods presented in this Item 5. At December 31, 2004, 2003 and 2002, Delhaize Group owned 100% of Delhaize America’s outstanding capital stock.

Executive Summary

Delhaize Group is an international food retailer committed to growing by offering a locally differentiated shopping experience to its customers in each of its markets. This is accomplished through strong regional companies benefiting from and contributing to the Company’s strength, expertise and successful practices.

Delhaize Group’s revenues are primarily earned and cash is generated as consumer products are sold to customers, including wholesale and affiliated customers. Our earnings are predominantly based on selling products at price levels that produce revenues in excess of direct procurement cost and operating expenses to make these products available to our customers. Such costs and expenses include procurement and distribution costs, facility occupancy and operational expenses, and overhead expenses.

Operations

At the end of 2004, Delhaize Group operated 2,565 stores. Delhaize Group engages primarily in one line of business, the operation of food supermarkets. Delhaize Group’s sales network also includes proximity and specialty stores, particularly in Europe. Most stores are company-operated. In addition, a limited number of stores are operated as affiliated or franchised stores.

Delhaize Group’s stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care, pet products, prescriptions and other household and personal products. Delhaize Group’s companies offer nationally and regionally advertised brand name merchandise as well as products under private labels.

Delhaize Group’s operations are comprised of three geographical segments:

•	Our U.S. business is the largest segment, accounting for 70.9% of our fiscal 2004 sales. At the end of 2004, Delhaize Group operated 1,523 stores in the U.S., mainly under the banners Food Lion, Hannaford, Kash n’ Karry, Sweetbay Supermarket and Harveys.

•	Belgium is Delhaize Group’s historic home market. At the end of 2004, Delhaize Group’s sales network in Belgium, the Grand-Duchy of Luxembourg and Germany consisted of 747 stores operated under different banners, realizing 21.5% of Delhaize Group’s sales.

•	From the early 1990s, Delhaize Group developed a presence in Southern and Central Europe, with an important presence in Greece (129 stores) and Czech Republic (97 stores), and Southeast Asia. At the end of 2004, Delhaize Group operated 295 stores in those regions, representing 7.6% of Delhaize Group’s sales.

The Food Retail Industry

Delhaize Group operates in the highly competitive food retail industry in North America, Europe and Southeast Asia. The operating companies of Delhaize Group face strong sales competition from traditional food retailers and newer formats that increasingly sell food products. Consumers purchase grocery items from a variety of different types of competing stores, and purchase behavior is sensitive to economic conditions.

Additionally, Delhaize Group competes with a number of companies for prime retail site locations, as well as for attracting and retaining quality employees. Delhaize Group, along with other retail companies, is influenced by a number of factors including, but not limited to: economic conditions, cost of goods, customer preferences, employment, inflation, currency exchange fluctuations, fuel prices and weather patterns.

2004 Financial Results

Financial results in 2004 were impacted by:

•	Accelerated sales momentum, resulting in a positive sales growth of 2.8% adjusted for acquisitions, divestitures, currency fluctuations and calendar effects;

•	Significant increase of the operating margin from 4.3% in 2003 to 4.6% in 2004 due primarily to improved gross margins in the United States as a result of better inventory management;

•	Increase of net earnings by 23.5% over 2003, due to higher margins and lower exceptional expenses;

•	Divestiture of our operations in Thailand and the acquisition of Victory Super Markets, a company which operates 19 supermarkets; and

•	Continued reduction of the financial leverage of the Company due to strong cash flow from operations and the weakening of the U.S. dollar.

Business Challenges and Initiatives

Delhaize Group has identified the following as its key challenges:

•	Increase its sales momentum in the U.S., particularly at its banners Food Lion and Harveys which are operating in particularily competitive markets;

•	Complete successfully the integration of Victory into Hannaford and the conversion of Kash n’ Karry to Sweetbay Supermarket;

•	Sustain sales momentum and grow market share in Belgium despite the difficult economic and competitive climate;

•	Sustain and grow its operating margin despite continued investments in price competitiveness by its operating companies, and cost pressures (e.g. labor and gasoline); and

•	Continue to generate cash flows and reduce the debt of the Company in fulfilment of its financial commitments (particularily two major repayments in the first half of 2006) and increase its financial flexibility, allowing it to further accelerate its expansion.

Delhaize Group has identified and implemented actions to drive the Company’s future competitiveness, profitability and return on invested capital. Three strategic imperatives serve as a guide and a filter for the Company’s initiatives: leading store concepts, executional excellence and learning within the company.

Only strong differentiation in leading store concepts can lead to long-term success and sustainable sales growth. That is why Food Lion, the largest company of Delhaize Group, has reinforced its fresh offering and invested in store remodelings and improved customer service. Hannaford, Delhaize Belgium and Alfa-Beta continue to develop an innovative variety of quality products and high service levels at competitive prices. Kash n’ Karry is in the process of being rebranded to Sweetbay Supermarket to support the repositioning of the company in western Florida.

Leading concepts are only sustainable when they are supported by executional excellence. Retail demands a daily commitment at all levels of the organization to timely and consistently achieve planned projects and targets, to develop the necessary tools and systems and recruit and maintain managers and employees accountable for each element. Delhaize Group continues to invest heavily in training and information systems to support the day-to-day execution within the organization.

At Delhaize Group, becoming a learning company is a strategic process through which we integrate the know-how, the experiences and the knowledge of the companies and employees, throughout the entire organization to maximize our potential and deliver sustainable and profitable growth. Learning networks are established and best practices identified and distributed.

Critical Accounting Policies

Delhaize Group has chosen accounting policies that it believes are appropriate to accurately and fairly report its consolidated financial statements, and Delhaize Group applies those accounting policies in a consistent manner. Delhaize Group believes that the accounting policies discussed below are its critical accounting policies. For a summary of all our significant accounting policies, including the critical accounting policies discussed below, please see Note 1 to our consolidated financial statements included in this annual report.

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

Under US GAAP, Delhaize Group follows Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). In accordance with SFAS 144, Delhaize Group periodically evaluates the period of depreciation and amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected future cash-flows. If impairment is identified for retail stores, Delhaize Group compares the assets’ estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on Delhaize Group’s previous experience in disposal of similar assets and current economic conditions.

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

On January 1, 2002, under US GAAP, Delhaize Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which required that we cease amortizing goodwill and other intangible assets with indefinite lives, and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Fair value is estimated based on discounted cash flow projections provided by reporting unit management. When the carrying value of the reporting unit exceeds its fair value, a provision for impairment is recorded. Delhaize Group conducts an annual impairment assessment in the fourth quarter of each year in accordance with SFAS No. 142.

The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future revenue, cash flows and discount rates. We believe that, based on current conditions, material goodwill and intangible impairments are not likely to occur. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of material impairments.

Leases

Delhaize Group stores operate principally in leased premises. For lease agreements that provide for escalating rent payments, rent expense is recognized on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty such that renewal appears, at the inception of the lease, to be reasonably assured. Rent incurred during the construction and development of a store is capitalized as a component of property and equipment. The lease term commences when Delhaize Group becomes obligated under the terms of the lease agreement and extends over the non-cancelable term and option renewal periods where failure to exercise such option would result in an economic penalty such that renewal appears to be reasonably assured.

The evaluation of leases requires management to use significant judgments and estimates, which include the determination of the lease term, incremental borrowing rates and fair market values. The determination of the lease term involves judgments as to whether an economic penalty exists which reasonably assures renewal of option periods. The incremental borrowing rate is used to calculate the present value of future rent payments and is based on the current yield for publicly traded debt of Delhaize Group. The fair market value of the leased premises is based on Delhaize Group’s experience and knowledge of the real estate markets where the store is located and includes an independent third-party appraiser in certain situations.

Self insurance

Delhaize America is self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for automobile liability and USD 3.0 million per accident for general liability, with an additional USD 5.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in the development of the actuarial estimates are grounded upon our historical claims data, including the average monthly claims and the average lag time between incurrence and payment.

Delhaize America property insurance includes self-insured retention per occurrence of USD 5.0 million for named storms, USD 5.0 million for Zone A flood losses, USD 5.0 million for earthquakes and USD 2.5 million for all other losses.

The actuarial estimates are subject to a high degree of uncertainty from various sources, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although the Company believes that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company’s self-insurance obligations.

Store closing reserves

Delhaize Group provides for closed store liabilities relating to the estimated post-closing lease liabilities and other related exit costs associated with store closing commitments. Other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term. Store closings are generally completed within one year after the decision to close. The closed store liabilities are paid over the lease terms associated with the stores closed. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined. The lease liabilities are estimated net of sublease income, using a discount rate based on its incremental borrowing rate to calculate the present value of the remaining rent payments on closed stores.

Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold” for store closings in the ordinary course of business and in “other exceptional expenses” for store closings outside the ordinary course of business. Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized and measured at its fair value at the communication date. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

Under Belgian GAAP store closing reserves are recognized when the decision is taken by management. Under US GAAP, in accordance with the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), store closing reserves are recognized when the liability is incurred, i.e., when the store is closed.

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

Supplier allowances

Delhaize Group receives allowances, credits and income from suppliers primarily for volume incentives, new product introductions, in-store promotions and co-operative advertising. Volume incentives are based on contractual arrangements generally covering a period of one year or less and have been historically included in the cost of inventory and recognized as earned in “cost of goods sold” when the product is sold. New product introduction allowances compensate Delhaize Group for costs incurred associated with product handling and have been historically deferred and recognized as a reduction in “cost of goods sold” over the product introductory period. Non-refundable credits from suppliers for in-store promotions such as product displays require related activities by Delhaize Group. Similarly, co-operative advertising requires Delhaize Group to conduct the related advertising. In-store promotions income and co-operative advertising income have historically been included in “other operating income” and recognized when the related activities are performed by Delhaize Group.

Under US GAAP, in 2003, upon the adoption of Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, in-store promotion and co-operative advertising income is now included in cost of inventory and recognized “in cost of goods sold” when the product is sold unless they represent reimbursement of a specific, incremental and identifiable cost incurred by Delhaize Group to sell the vendor’s product. Delhaize Group has reviewed the funding received from vendors and concluded that these agreements are primarily for general advertising purposes and not the reimbursement of a specific, incremental and identifiable cost incurred by Delhaize Group. Upon adoption of EITF 02-16 in 2003, Delhaize Group recorded the cumulative effect of a change in accounting principle of EUR 16.1 million, net of tax. This charge was recorded in Delhaize Group’s consolidated statement of income and reflects an adjustment which decreased Delhaize Group’s inventory balance. The adoption effectively transfers a portion of the benefits associated with supplier allowances from “cost of goods sold” to inventory until the related product is sold.

Estimating some rebates received from third party vendors requires Delhaize Group to make assumptions and judgments regarding specific purchase or sales levels and estimate related inventory turns. Delhaize Group constantly reviews the relevant significant assumptions and estimates and makes adjustments as necessary. Although Delhaize Group believes the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a material effect on future cost of sales.

A. Overview

During the year ended December 31, 2004, Delhaize Group’s sales decreased 4.5% as compared with sales for the year ended December 31, 2003. During the year ended December 31, 2003, Delhaize Group’s sales decreased 9.0% as compared with sales for the year ended December 31, 2002. In 2004 and 2003, there was a negative translation effect in Delhaize Group’s sales as a result of the depreciation of the average rate of the U.S. dollar against the euro by 9.1% and 16.4%, respectively. The translation effect is defined as the effect of fluctuations in the exchange rates in the functional currencies of Delhaize Group’s subsidiaries to the euro, the reporting currency of Delhaize Group.

During the year ended December 31, 2004, Delhaize Group increased the number of stores in its sales network by 6 stores to a total of 2,565 stores. At December 31, 2003, Delhaize Group had a sales network of 2,559 stores, or 32 more than the 2,527 stores within the network at December 31, 2002.

Net income for the year ended December 31, 2004, increased 23.5% compared with net income for the year ended December 31, 2003, as a result of higher margins and lower exceptional expenses, and despite the negative translation effect on sales due to the depreciation of the U.S. dollar by 9.1% against the euro. Net exceptional expenses amounted to EUR 122.7 million and EUR 144.9 million for the years ended December 31, 2004 and 2003, respectively.

Net income for the year ended December 31, 2003, decreased 4.0% compared with net income for the year ended December 31, 2002. Net income in 2003 was negatively affected by significant exceptional expenses and the negative translation effect on sales due to the depreciation of the U.S. dollar by 16.4% against the euro. Net exceptional expenses amounted to EUR 144.9 million and EUR 12.7 million for the years ended December 31, 2003 and 2002 respectively.

Net income, as determined in accordance with US GAAP was EUR 308.5 million, EUR 242.9 million and EUR 287.4 million, for the years ended December 31, 2004, 2003 and 2002, respectively. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group’s net income, include the accounting treatment of goodwill, pensions, fixed assets, stock based compensation, foreign currency transactions, treasury shares, derivative instruments, inventories and leases. See Note 22 to the consolidated financial statements.

B. Selected Results of Operations

	Year Ended December 31,
	2004	2003	2002
	(In millions of EUR)
Belgian GAAP:
Sales	17,971.6	18,820.5	20,688.4
Gross profit (1)	4,653.6	4,818.3	5,365.2
Other operating costs (2)	4,188.2	4,379.8	4,952.1
Operating income	819.7	809.2	807.2
Net financial expenses (3)	330.3	358.7	455.1
Net exceptional expenses (4)	122.7	144.9	12.7
Income taxes	144.7	131.2	159.6
Income after taxes and before minority interests	222.0	174.5	179.9
Net income	211.5	171.3	178.3

(1)	Represents sales less cost of goods sold.
(2)	Represents total operating costs excluding cost of goods sold.

(3)	Represents the sum of financial income and financial expenses.
(4)	Represents the sum of exceptional income and exceptional expenses.

Sales

The following table sets forth, for the periods indicated, Delhaize Group’s sales contribution by geographic region:

	Year Ended December 31,
	2004		2003		2002
	EUR	%	EUR	%	EUR	%
	(In millions, except percentages)
Sales Contribution
United States	12,739.0	70.9	13,743.3	73.0	15,883.7	76.8
Belgium	3,871.3	21.5	3,674.9	19.5	3,420.3	16.5
Other	1,361.3	7.6	1,402.3	7.5	1,384.4	6.7

Total	17,971.6	100.0	18,820.5	100.0	20,688.4	100.0

Sales decreased 4.5% during the year ended December 31, 2004, over the corresponding period in 2003. This decrease was primarily due to the negative translation effect resulting from the depreciation of the U.S. dollar by 9.1% against the euro. Other factors impacting sales growth in 2004 were the acquisition of 43 Harveys stores during the fourth quarter of 2003, the acquisition of 19 Victory stores during the fourth quarter of 2004, the closing of 40 stores in the U.S., the divestiture of the operations in Thailand during the third quarter of 2004, the deconsolidation of Shop N Save (Singapore) effective October 1, 2003, and one additional week of sales in 2003 in the U.S. - 53 weeks compared to 52 weeks in 2004. The positive sales impact of the 53rd week of sales in the U.S. in 2003 amounted to EUR 272.8 million. Excluding the effects on sales from the disposal of Shop N Save, the divestiture of the Thailand operations, the acquisition of 43 Harveys, the acquisition of 19 Victory stores and the 53rd week of sales in 2003, sales growth was 2.8% at identical exchange rates. This store sales growth of 2.8% was the result of a net increase of the sales network of 23 stores (excluding the acquisition of 19 Victory stores and the divestiture of 36 Food Lion Thailand stores) and a comparable store sales growth of 1.5% at Delhaize America and of 2.2% at Delhaize Belgium. In 2004, sales growth improved at Food Lion and Kash n’ Karry and remained strong at Hannaford and Delhaize Belgium.

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

United States

Sales decreased 7.3% during the year ended December 31, 2004, over the corresponding period in 2003. This decrease was primarily a result of the negative translation effect resulting from the depreciation of the U.S. dollar by 9.1% against the euro, the closing of 40 stores, and the extra week of sales in 2003, partly offset by the acquisition of 43 Harveys stores during the fourth quarter of 2003 and 19 Victory stores during the fourth quarter of 2004. Excluding the effects on sales of the acquisition of 43 Harveys stores, the acquisition of 19 Victory stores and the 53rd week in 2003, sales growth was 2.1% at identical exchange rates. During 2004, Delhaize America had a net increase of eight new store openings, and remodeled 79 stores. Comparable store sales at Delhaize America increased 1.5% during 2004 over the comparable period in 2003. Sales in 2004 were primarily positively impacted by successful sales initiatives and focused store remodeling in the Food Lion and Kash n’ Karry banners and the continued strength of the Hannaford banner. During 2004, Delhaize America experienced 85 net competitive openings in its operating area – increasing the amount of grocery store square footage available to consumers.

Sales decreased 13.5% during the year ended December 31, 2003, over the corresponding period in 2002. This decrease was primarily a result of the negative translation effect resulting from the depreciation of the U.S. dollar by 16.4% against the euro, and the closing of 46 stores, partly offset by the extra week of sales and the acquisition of 43 Harveys stores. Excluding the effects on sales of the acquisition of 43 Harveys stores and the 53rd week, sales growth was 1.1% at identical exchange rates. During 2003, Delhaize America had a net increase of 30 new store openings, and remodeled 94 stores. Comparable store sales at Delhaize America increased 0.6% during 2003 over the comparable period in 2002. Sales in 2003 were primarily positively impacted by a continued focus on operational excellence at Food Lion and the continued strength of Hannaford’s Festival Strategy. The sales improvement during 2003 was achieved partially as a result of improving economic conditions in the southeast region of the United States; however, the soft job market and competitive activity in Delhaize America’s major operating areas continued to provide a challenging business environment. During 2003, Delhaize America experienced 104 net competitive openings in its operating area – increasing the amount of grocery store square footage available to consumers.

Belgium

Sales increased 5.3% during the year ended December 31, 2004, over the corresponding period in 2003. This increase was primarily due to the expansion of the sales network by 19 stores and a comparable store sales increase of 2.2% due to continued positive customer reaction to differentiation based on quality, choice and service. Sales growth slowed down gradually throughout the year because of a more difficult economic and competitive environment.

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

Operations Outside the United States and Belgium

Sales decreased 2.9% during the year ended December 31, 2004, over the corresponding period in 2003. This sales decrease was primarily due to the deconsolidation of Shop N Save, effective October 1, 2003 and the divestiture of the operations in Thailand during the third quarter of 2004, partly offset by the opening of new stores in all countries other than Slovakia. In 2004, Delhaize Group added ten stores in Greece, three stores in Czech Republic, one store in Romania and four stores in Indonesia. Excluding the effects on sales of the disposal of Shop N Save and the divestiture of the operations in Thailand, sales growth was 3.9% at identical exchange rates.

Sales increased 1.3% during the year ended December 31, 2003, over the corresponding period in 2002. This sales increase was primarily due to new store openings in all countries other than Slovakia and strong sales growth in the remodeled Trofo stores, partly offset by the deconsolidation of Shop N Save, from October 1, 2003 and by the negative translation effect resulting from the depreciation of the Asian currencies against the euro. In 2003, Delhaize Group added eight stores in Greece, one store in Czech Republic, three stores in Romania, two stores in Thailand and four stores in Indonesia. Excluding the effects on sales of the disposal of Shop N Save sales growth was 5.8% at identical exchange rates.

Gross Profit

	Year Ended December 31,
	2004		2003		2002
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Gross profit	4,653.6	25.9	4,818.3	25.6	5,365.2	25.9

Gross profit decreased 3.4% for the year ended December 31, 2004, over the corresponding period in 2003. This decrease was primarily the result of a negative translation effect resulting from the depreciation of the U.S. dollar by 9.1% against the euro, partly offset by the increase of gross margin from 25.6% in 2003 to 25.9% in 2004. The increase in gross margin was primarily due to an increased gross margin of the U.S. operations, partly offset by a decreased gross margin of the Belgian operations. The gross margin of the U.S. operations increased from 27.3% to 27.9% primarily as a result of lower inventory shrink at Food Lion. The gross margin of the Belgian operations decreased from 22.4% to 21.9% due to price competitiveness, increased inventory shrink and the increased weight of sales to affiliates in Delhaize Belgium’s total sales (as gross margin on sales to affiliates is typically lower than gross margin on the own stores sales).

Gross profit decreased 10.2% for the year ended December 31, 2003, over the corresponding period in 2002. This decrease was primarily the result of a negative translation effect resulting from the depreciation of the U.S. dollar by 16.4% against the euro and the reduction of gross margin from 25.9% in 2002 to 25.6% in 2003. The decrease in gross margin was primarily due a decreased gross margin of the U.S operations, offset by an increased gross margin of the Belgian operations. The gross margin of the U.S operations decreased from 27.6% to 27.3% as a result of price competitiveness at Food Lion and Kash n’ Karry, more active promotions and increased inventory shrink at Food Lion. The gross margin of the Belgian operations increased from 21.9% to 22.4% due to improved purchasing and better sales mix, despite the lowering of prices over the past two years.

Supplier allowances

	Year Ended December 31,
	2004	2003	2002
	(In millions of EUR)
Volume incentives and new product introduction	408.7	432.9	427.8
In-store promotions and co-operative advertising	246.2	237.7	239.4

Total supplier allowances	654.9	670.6	667.2

During the year ended December 31, 2004, Delhaize Group received EUR 654.9 million allowances and credits from suppliers, a decrease of 2.3% compared to the corresponding period in 2003. Volume incentives and new product introduction allowances are recognized as earned in “cost of goods sold” and were EUR 408.7 million in 2004, a decrease of 5.6% compared to EUR 432.9 million received in 2003. Credits received from suppliers for in-store promotions and co-operative advertising are recognized in “other operating income” when the related activities are performed by Delhaize Group and were EUR 246.2 million, an increase of 3.6% compared to EUR 237.7 million received in 2003.

During the year ended December 31, 2003, Delhaize Group received EUR 670.6 million allowances and credits from suppliers, an increase of 0.5% compared to the corresponding period in 2002. Volume incentives and new product introduction allowances are recognized as earned in “cost of goods sold” and were EUR 432.9 million in 2003, an increase of 1.2% compared to EUR 427.8 million received in 2002. Credits received from suppliers for in-store promotions and co-operative advertising were EUR 237.7 million, a decrease of 0.7% compared to EUR 239.4 million received in 2002.

Other Operating Costs

	Year Ended December 31,
	2004		2003		2002
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Selling, administrative and other operating expenses	1,284.1	7.1	1,341.9	7.2	1,514.8	7.3
Salaries, social security and pensions	2,317.5	12.9	2,414.2	12.8	2,712.3	13.1
Depreciation and amortization	586.6	3.3	623.7	3.3	725.0	3.5

Total other operating costs	4,188.2	23.3	4,379.8	23.3	4,952.1	23.9

Other operating costs as a percentage of sales remained stable at 23.3% during the years ended December 31, 2004 and 2003. Selling, administrative and other operating expenses, as a percentage of sales, declined from 7.2% in 2003 to 7.1% in 2004. Salaries, social security and pension costs increased, as a percentage of sales, from 12.8% in 2003 to 12.9% in 2004, primarily due to an increase in medical costs in the U.S., expenses at Kash n’ Karry related to the launch of Sweetbay Supermarket and expenses at Hannaford related to the integration of Victory. Depreciation and amortization remained stable at 3.3% of sales in the years ended December 31, 2004 and 2003. The decrease of depreciation and amortization expense due to the closing of 40 stores in the U.S. in 2004 was offset by increase of capital expenditures from EUR 448.3 million in 2003 to EUR 490.0 million in 2004.

Other operating costs as a percentage of sales decreased from 23.9% during the year ended December 31, 2002, to 23.3% in the corresponding period in 2003, due to decreased selling, administrative and other operating expenses, lower salaries, social security and pension costs and decreased depreciation and amortization. Selling, administrative and other operating expenses, as a percentage of sales, declined from 7.3% in 2002 to 7.2% in 2003. Salaries, social security and pension costs decreased, as a percentage of sales, from 13.1% in 2002 to 12.8% in 2003. These reductions are primarily the results of the ongoing cost and expense savings at Food Lion and other operating companies within Delhaize Group. In January 2003, Food Lion launched a major initiative to identify and implement cost and expense savings of approximately USD 100 million (approximately EUR 88.4 million) through the closing of 41 underperforming stores, improved purchasing of supplies, the streamlining of its support structure and other initiatives. Store labor costs decreased as a result of productivity and operational improvements. Retirement plan expenses were reduced as a result of changes in the retirement plans of Food Lion and Kash n’ Karry.

Depreciation and amortization decreased from 3.5% of sales in the year ended December 31, 2002 to 3.3% of sales in the year ended December 31, 2003. Depreciation and amortization expense decreased due to the closing of 46 stores in the U.S. in 2003 and a reduction in capital expenditures from EUR 634.9 million in 2002 to EUR 448.3 million in 2003.

Store Closing Costs in the Ordinary Course of Business

Store closing costs relating to store closings in the ordinary course of business are charged to operating income as “selling, administrative and other operating expenses” and “depreciation and amortization.” See the section below entitled “Store Closing Costs” for further information.

Operating income

The following table sets forth, for the periods indicated, Delhaize Group’s operating income contribution by geographic region:

	Year Ended December 31,
	2004		2003		2002
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
United States	638.3	5.0	647.1	4.7	695.3	4.4
Belgium*	165.2	4.3	153.0	4.2	102.4	3.0
Other	16.2	1.2	9.1	0.6	9.5	0.7

Total	819.7	4.6	809.2	4.3	807.2	3.9

*	Belgium includes Delhaize Group operations in Belgium, the Grand-Duchy of Luxembourg and Germany and includes corporate expenses incurred by the parent company.

The operating income as a percentage of sales (the “operating margin”) of Delhaize Group rose from 4.3% in 2003 to 4.6% in 2004. The increase is a result of the higher gross margin, which increased from 25.6% during the year 2003 to 25.9% in 2004. As a result of the higher gross margin, the operating margin of the United States operations of Delhaize Group improved from 4.7% in 2003 to 5.0% in 2004. The operating margin of the Belgian operations increased from 4.2% to 4.3%. The operating margin of the operations of Delhaize Group outside the United States and Belgium increased from 0.6% to 1.2%.

Operating income was EUR 819.7 million for the year ended December 31, 2004, an increase of 1.3% compared to the corresponding period in 2003. At identical exchange rates, this increase was 9.8% in 2004. The increase at identical exchange rates was due to the improving sales trend at Food Lion and Kash n’Karry, the continued good sales performance at Hannaford and Delhaize Belgium, and the increased gross margin and the continued cost and expense discipline throughout Delhaize Group.

The operating income as a percentage of sales of Delhaize Group rose from 3.9% in 2002 to 4.3% in 2003. The increase is a result of the lower operating costs as a percentage of sales, which declined from 23.9% during the year 2002 to 23.3% in 2003, partially offset by a decrease of the gross margin from 25.9% in 2002 to 25.6% in 2003. As a result of the expense and costs savings primarily at Food Lion, the operating margin of the United States operations of Delhaize Group improved from 4.4% in 2002 to 4.7% in 2003. The operating margin of the Belgian operations grew to 4.2% in 2003 from 3.0% in 2002 due to continued cost discipline and the increase of its gross margin as a consequence of better buying conditions and an improved sales mix. The operating margin of the operations of Delhaize Group outside the United States and Belgium declined from 0.7% to 0.6%.

Operating income was EUR 809.2 million for the year ended December 31, 2003, an increase of 0.3% compared to the corresponding period in 2002. At identical exchange rates, this increase was 16.9% in 2003. The increase at identical exchange rates was due to the improving sales trend at Food Lion and Kash n’Karry, the continued good sales performance at Hannaford and Delhaize Belgium, the increased gross margin at Delhaize Belgium and cost and expense savings at Food Lion and other operating companies within Delhaize Group.

Net Financial Expenses

	Year Ended December 31,
	2004		2003		2002
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Financial expenses	374.6	2.1	393.4	2.1	496.5	2.4
Financial income	44.3	0.3	34.7	0.2	41.4	0.2

Net financial expenses	330.3	1.8	358.7	1.9	455.1	2.2

Net financial expenses during the year ended December 31, 2004 decreased 7.9% compared to the year ended December 31, 2003 and represents, as a percentage of sales, 1.8% in 2004 and 1.9% in 2003. Net financial expenses decreased primarily due to the depreciation of the U.S. dollar by 9.1% against the euro and EUR 4.5 million interest income related to a tax refund in the U.S. This was partially offset by EUR 3.6 million expenses linked to the retirement of USD 52.4 million in principal of Delhaize America debt in the last quarter of 2004, increased expense related to the exercise of stock options (EUR 2.6 million in 2004 compared to EUR 0.8 million in 2003), EUR 3.9 million due to adjustments in lease accounting (see the section below entitled “lease accounting adjustments”) and a lower revaluation of treasury shares (EUR 4.3 million in 2004 compared to EUR 7.3 million in 2003).

Net financial expenses during the year ended December 31, 2003 decreased 21.2% compared to the year ended December 31, 2002 and represent, as a percentage of sales, 1.9% in 2003 and 2.2% in 2002. Net financial expenses decreased primarily due to the depreciation of the U.S. dollar by 16.4% against the euro and to the interest reduction from the interest rate swap agreements (discussed in greater detail below under the heading “Interest Rate Risk”) and the repurchase of USD 69 million in debentures and other borrowings by Delhaize America in the second half of 2002. Net financial expenses also decreased with the revaluation treasury shares which resulted in financial income of EUR 7.2 million.

Net Exceptional Expenses

	Year Ended December 31,
	2004		2003		2002
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Exceptional expenses	140.0	0.8	173.8	0.9	27.1	0.2
Exceptional income	17.3	0.1	28.9	0.1	14.4	0.1

Net exceptional expenses	122.7	0.7	144.9	0.8	12.7	0.1

In the first quarter of 2004, Delhaize Group closed 34 Kash n’ Karry stores and wrote-off the Kash n’ Karry trade name to refocus Kash n’ Karry on its core markets and to rebrand the remaining stores to the new banner “Sweetbay Supermarket.” As a result, an exceptional pre-tax charge of EUR 106.5 million (USD 132.5 million) was recorded. In August and September 2004, Delhaize Group’s activities in the Southeastern U.S. were hit by various hurricanes and tropical storms. Delhaize Group recorded EUR 9.2 million (USD 11.4 million) in exceptional charges for the product loss, preparation and other costs associated with these storms. In the fourth quarter of 2004, Food Lion received an insurance reimbursement of EUR 3.2 million (USD 4.0 million) related to Hurricane Isabel which impacted Food Lion in 2003. This amount was recorded as a deduction of exceptional expenses. In the second quarter of 2004, Food Lion Thailand closed six stores, resulting in a EUR 1.3 million exceptional charge. Later in 2004, Delhaize Group divested its remaining operation in Thailand. Twenty-one stores were sold in November 2004 and the remainder were closed. This divestiture resulted in a EUR 1.5 million exceptional charge. In 2004, Delhaize Group recorded impairment charges of EUR 4.6 million offset, by the reversal of previous impairment charges of EUR 2.2 million on certain tangible fixed assets of Delvita.

In the first quarter of 2003, 41 Food Lion and one Kash n’ Karry stores were closed and a streamlining of the support structure of Food Lion was started. An exceptional pre-tax charge of EUR 30.7 million (USD 34.8 million) was recorded in connection with this restructuring. In the third quarter of 2003, Food Lion began rolling out a new inventory and margin management system, which was supported by a change from the Retail Inventory Accounting Method to the Average Item Cost Inventory Accounting Method at Food Lion and Kash n’ Karry. The difference between the two methods of accounting for inventory resulted in an initial adjustment to inventory values, recorded as an exceptional non-cash pre-tax charge of EUR 81.3 million (USD 91.9 million) in the second quarter of 2003. Adjustments of an additional EUR 3.4 million (USD 3.9 million) to this initial exceptional charge were recorded during the second half of 2003. At the end of September 2003, Hurricane Isabel affected more than 200 Food Lion stores and one distribution center through early closings, evacuation or property damage. Delhaize Group recorded an exceptional charge of EUR 15.0 million (USD 16.9 million) pre-tax in the third quarter of 2003, primarily due to perishable product losses following power failures, mandatory evacuations and store closings. In November 2003, Delhaize Group sold its 49% interest in the Singaporean food retailer Shop N Save and recorded a capital gain of EUR 9.8 million. In the same quarter, Delhaize Group recorded impairment charges on certain fixed assets of Kash n’ Karry, Delhaize Belgium and Delvita (EUR 10.4 million), on its investment in the Worldwide Retail Exchange, a business-to-business platform (EUR 7.1 million), on the goodwill and other intangible assets on Food Lion Thailand (EUR 3.2 million) and on the goodwill at Mega Image (EUR 5.5 million). Additionally, a reversal of previous impairment charges of EUR 4.9 million was recorded on certain fixed assets of Delvita.

Under Belgian GAAP, store closing costs related to store closings outside of the ordinary course of business are charged to “exceptional expenses.” See the section entitled “Store Closing Costs” below for further information on store closings outside the ordinary course of business. Exceptional items under Belgian GAAP, as presented herein, do not qualify as extraordinary items under US GAAP.

Income Taxes

	Year Ended December 31,
	2004		2003		2002
	EUR	Tax rate	EUR	Tax rate	EUR	Tax rate
	(In millions, except percentages)
Total taxation	144.7	39.5%	131.2	42.9%	159.6	47.0%

Delhaize Group’s effective tax rate (total taxation divided by income before taxation) was 39.5%, 42.9% and 47.0% for the years ended December 31, 2004, 2003 and 2002, respectively. The effective tax rate decreased in 2004 primarily due to the utilization of tax losses by Alfa-Beta because of its merger with its wholly-owned subsidiary Trofo (effect of 1.8%), an adjustment to deferred tax liability due to a reduction of the Greek tax rate (effect of 0.8%) and a tax benefit recorded by the U.S. operations on incentive stock options exercised but disqualified (effect of 2.4%). The effective tax rate decreased in 2003 primarily due to the higher weight of the lower-taxed Belgian operations in the total profit, non-taxable gains on the adjustment to the lower of cost or market of treasury shares (effect of 0.8%) and the sale of Shop N Save in 2003 (effect of 1.1%) and non-deductible charges on the adjustment to the lower of cost or market of treasury shares in 2002 (effect of 1.5%). Effective January 1, 2003, the Belgian statutory tax rate was reduced from 40.2% to 34.0%.

We continue to experience tax audits in jurisdictions in which we do business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in audit and assessment activity during both financial years 2003 and 2004 in both the United States and Greece. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operation.

Net Income

The following table sets forth, for the periods indicated, Delhaize Group’s net income contribution by geographic region:

	Year Ended December 31,
	2004		2003		2002
	EUR	%	EUR	%	EUR	%
	(In millions, except percentages)
United States	106.8	50.5	80.6	47.0	152.1	85.3
Belgium	111.9	52.9	103.8	60.6	47.7	26.8
Other	(7.2)	(3.4)	(13.1)	(7.6)	(21.5)	(12.1)

Total	211.5	100.0	171.3	100.0	178.3	100.0

In the year ended December 31, 2004, the contribution of the U.S. operations as a percentage of Delhaize Group net income increased to 50.5% compared to 47.0% in the year ended December 31, 2003. The increase was primarily a result of the lower exceptional expenses recorded in 2004 (EUR 108.1 million) compared to 2003 (EUR 144.6 million). This increase was partially offset by the negative translation effect due to the depreciation of the U.S. dollar by 9.1% against the euro.

In the year ended December 31, 2003, the contribution of the U.S. operations as a percentage of Delhaize Group net income decreased to 47.0% compared to 85.3% in the year ended December 31, 2002. The decrease was primarily a result of the significant exceptional expenses recorded in 2003 related to the store closings outside the ordinary course of business and streamlining of the support structure at Food Lion, the change in inventory accounting method, the effects of Hurricane Isabel, impairment charges on certain fixed assets of Kash n’ Karry and on its investment in the Worldwide Retail Exchange and the negative translation effect due to the depreciation of the U.S. dollar by 16.4% against the euro.

In the year ended December 31, 2004, the contribution of Belgian operations as a percentage of Delhaize Group net income decreased to 52.9% as compared to 60.6% in the year ended December 31, 2003. This decrease was primarily a result of the proportionately higher increase of net income in the U.S. (see explanation above).

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

In the year ended December 31, 2004, the contribution of the operations of Delhaize Group outside the U.S. and Belgium as a percentage of Delhaize Group net income was a negative 3.4% as compared to a negative 7.6% in the year ended December 31, 2003. This improvement was primarily a result of strongly improved results of the Greek and Romanian operations of Delhaize Group.

In the year ended December 31, 2003, the contribution of the operations of Delhaize Group outside the U.S. and Belgium as a percentage of Delhaize Group net income was a negative 7.6% as compared to a negative 12.1% in the year ended December 31, 2002. This improvement was primarily a result of the EUR 9.8 million capital gain recorded on the sale of Shop N Save.

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

Delhaize Group provided for closed store liabilities to reflect the estimated post-closing lease liabilities and other exit costs associated with the related store closing commitments. These other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes over the remaining lease term (all of which are contractually required payments under the lease agreements). Store closings are generally completed within one year after the decision to close. The closed store liabilities are paid over the lease terms associated with the closed stores. As of December 31, 2004, closed store liabilities have remaining lease terms generally ranging from one to 18 years. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined. Delhaize Group uses a discount rate based on its incremental borrowing rate to calculate the present value of the remaining rent liabilities on closed stores.

In 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the U.S. by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its joint venture, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the U.S. bankruptcy code on November 12, 2001 and is still in liquidation. In connection with these closings, Delhaize Group recorded losses of EUR 17.0 million and closed stores liabilities of EUR 17.5 million. During 2002, Delhaize Group recorded adjustments of EUR 1.7 million and cash payments of EUR 4.4 million against these reserves. At December 31, 2002, Delhaize Group had EUR 12.5 million closed stores liabilities related to the liquidation of SDM. During 2003, Delhaize Group recorded cash payments against these reserves of EUR 2.5 million. At December 31, 2003, Delhaize Group had EUR 8.1 million closed store liabilities related to the liquidation of SDM. During 2004, Delhaize Group recorded an adjustment of EUR 1.5 million and cash payments of EUR 1.7 million against these reserves. At December 31, 2004, Delhaize Group had EUR 7.3 million closed store liabilities related to the liquidation of SDM.

In 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2002, Delvita recorded additions to closed stores liabilities of EUR 1.8 million related to four additional stores and adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of EUR 1.7 million. At December 31, 2002, Delvita had EUR 2.9 million closed stores liabilities for eleven closed stores. During 2003, Delvita recorded reductions to closed stores liabilities of EUR 0.4 million related to adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of EUR 0.5 million. At December 31, 2003, Delvita had EUR 2.0 million closed store liabilities for ten stores. During 2004, Delvita recorded cash payments against the reserves for closed stores of EUR 0.4 million. At December 31, 2004, Delvita had EUR 1.6 million closed store liabilities for six stores.

Other than those store closings in 2002 and 2001 relating to Delvita and the store closings in 2001 relating to SDM, the majority of Delhaize Group’s store closings in 2004, 2003 and 2002 relate to Delhaize America. Delhaize America had 209, 204 and 172 closed stores at December 31, 2004, 2003 and 2002, respectively, and planned to close an additional two and five stores at December 31, 2003 and 2002, respectively. Fifty-seven of the 209 closed stores at December 31, 2004 were accounted for as discontinued operations under US GAAP. The following information represents Delhaize America’s store closings in the ordinary course of business and those outside of the ordinary course of business.

Delhaize America had store closing liabilities of EUR 109.4 million, EUR 110.8 million and EUR 139.8 million at December 31, 2004, 2003 and 2002, respectively. The balance at December 31, 2004 of EUR 109.4 million consisted of lease liabilities and other exit cost liabilities of EUR 93.2 and EUR 16.2 million, respectively. The balance at December 31, 2003 of EUR 110.8 million consisted of lease liabilities and other exit cost liabilities of EUR 90.3 and EUR 20.5 million, respectively.

During 2004, Delhaize America recorded net additions to closed store liabilities of EUR 28.3 million related to ten store closings made in the ordinary course of business and the closure of 39 underperforming Food Lion and Kash n’ Karry stores outside the ordinary course of business and also recorded adjustments to estimates for stores previously closed. These adjustments are primarily related to the disposition of closed store properties as a result of terminations or subleases. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of EUR 21.3 million. These reductions include cash payments of EUR 16.3 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 5.0 million paid for other exit costs.

During 2003, Delhaize America recorded net additions to closed store liabilities of EUR 13.3 million related to 16 store closings made in the ordinary course of business and the closure of 44 underperforming Food Lion and Kash n’ Karry stores outside the ordinary course of business and also recorded adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of EUR 19.3 million. These reductions include cash payments of EUR 15.6 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.7 million paid for other exit costs.

During 2002, Delhaize America recorded net additions to closed store liabilities of EUR 1.4 million related to 15 store closings made in the ordinary course of business and adjustments to estimates for stores previously closed. In 2002, Delhaize America made the decision to re-open a previously closed Hannaford store under the Food Lion banner, and reversed the store closing reserve of EUR 6.9 million. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of EUR 20.6 million. These reductions include cash payments of EUR 16.7 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.9 million paid for other exit costs.

See Notes 1 and 22 to the consolidated financial statements under Item 18 “Financial Statements” below for further information on store closing costs.

Lease Accounting Adjustments

In 2004 and early 2005, Delhaize Group conducted a review of its historical lease accounting, including consideration of a letter from the Chief Accountant of the Securities Exchange Commission (“SEC”) to the American Institute of Certified Public Accountants, dated February 7, 2005, which provided clarification of the SEC staff’s interpretation on certain lease accounting issues. As a result of this review, Delhaize Group recorded an adjustment in the fourth quarter of 2004 representing a non-cash charge to earnings of EUR 5.1 million after tax, and an increase in assets and liabilities of EUR 25.4 million and EUR 31.7 million, respectively, at December 31, 2004. The adjustment reflects a change in the depreciable lives for buildings to conform to the associated ground lease term, the recognition of straight-line rent expense over the ground lease term, and the recording of certain lease assets and obligations where lessee involvement during asset construction and where sale-leaseback transactions with renewal options precluded operating lease accounting. Delhaize Group believes that the impact of the adjustment is immaterial to both the current year and to any individual prior year. The adjustment does not affect sales, historical or future cash flows, or the timing or amounts of lease payments and has no impact on Delhaize Group compliance with its debt covenants. Furthermore, the impact of the adjustment is not expected to have a material impact on Delhaize Group future earnings.

C. Liquidity and Capital Resources

At December 31, 2004, Delhaize Group had EUR 746.4 million of cash and short-term investments compared to EUR 459.1 million at December 31, 2003. Delhaize Group’s principal source of liquidity is cash generated from operations. Debt is also an important tool in the funding policy of Delhaize Group because of recent acquisitions. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations. Cash flow from operations has also been used to service debt and for the payment of dividends. Delhaize Group believes that its working capital and existing credit lines are sufficient for its present requirements.

Operating Activities

Cash provided by operating activities was EUR 950.6 million, EUR 848.5 million and EUR 1,036.8 million during the years ended December 31, 2004, 2003 and 2002, respectively. The net increase in 2004 over 2003 was primarily due to higher profitability and a reduction of tax payments (EUR 123.4 million in 2004 compared to EUR 221.0 million in 2003) due to an overpayment on the prior year tax return and a U.S. tax refund received in 2004, partially offset by the negative translation effect as a result of the depreciation of the U.S. dollar by 9.1% against the euro. The net decrease in 2003 over 2002 was primarily due to a negative translation effect as a result of the depreciation of the U.S. dollar by 16.4% against the euro and increased tax payments. Tax payments increased to EUR 221.0 million in 2003 from EUR 121.7 million in 2002. Tax payments rose as a percent of income due primarily to the non-deductible expense in 2003 at Food Lion and Kash n’ Karry for the change in inventory accounting method, increased profitability in the Belgian geographic region in 2003, and non-recurring tax deductions associated with depreciation and inventory valuation which occurred in 2002.

Investing Activities

Cash used in investing activities increased to EUR 603.4 million during the year ended December 31, 2004 compared with EUR 482.4 million for the year ended December 31, 2003 and EUR 600.8 million for the year ended December 31, 2002. In 2004, the increase was primarily due to higher capital expenditures from EUR 448.3 million in 2003 to EUR 490.0 million in 2004 and the acquisition of Victory Super Markets for EUR 143.7 million. In 2003, the decrease in capital expenditures and the sale of the interest in Shop N Save (Singapore) was partially offset by the acquisition of 43 Harveys stores in the U.S. and by investments of EUR 74.2 million in debt securities with maturities over three months.

Capital expenditures were EUR 490.0 million for the year ended December 31, 2004 compared with EUR 448.3 million for the year ended December 31, 2003 and EUR 634.9 million for the year ended December 31, 2002. The increase in 2004 was primarily due to the investments in the construction of new distribution centers in Belgium and Romania and software purchases and upgrades for the transition of Food Lion and Kash n’ Karry to a new inventory management system, partially offset by the U.S. dollar weakening. The decrease in 2003 was primarily due to the U.S. dollar weakening and lower capital expenditures in the U.S., partially as a result of construction delays related to prolonged rain and related weather conditions during the spring of 2003 and as a result of disciplined reduction in capital spending to support the generation of cash flow and debt reduction. In 2004 and 2003, Delhaize Group expanded its store network by 6 stores and 32 stores, respectively. Additionally, in 2004 and 2003, Delhaize America renovated 79 and 94 existing stores, respectively.

Capital Expenditures by Geographic Area

	Year Ended December 31,
	2004	2003	2002
	(Amounts in millions of EUR)
United States	329.1	321.8	505.8
Belgium	115.5	84.1	91.3
Other	45.4	42.4	37.8

Total	490.0	448.3	634.9

Business Acquisitions

The growth strategy of Delhaize Group includes selective acquisitions.

In 2004, Delhaize Group acquired Victory Super Markets (“Victory”), a company that operates 19 supermarkets located in central and southeastern Massachusetts and in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million in cash for the acquisition of Victory, net of cash and marketable securities acquired. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 27, 2004. Delhaize Group plans to convert all of the Victory stores to the Hannaford banner during fiscal 2005.

In June 2004, Delhaize Group sold its interest of 70.0 % in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0 % of Mega Image, 18.6 % of Mega Dolphin, 13.2 % of Mega Doi, 30.0 % of A.T.T.M. Consulting and Commercial and 30.0 % of NP Lion Leasing and Consulting). These transactions were consumated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Trouken-Peeters, for an aggregate price of EUR 5.7 million. Each company operates one supermarket in Belgium.

In 2003, Delhaize Group acquired Harveys, a company that operates 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million in cash for the acquisition of Harveys and assumed EUR 14.7 million in accounts payable and other short-term liabilities associated with the operations of Harveys. Harveys’ results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

In 2002, Delhaize Group increased its ownership interest in Mega Image, Romania from 51.0% to 70.0%. See Note 2 to the consolidated financial statements.

Financing Activities

Cash used in financing activities was EUR 41.6 million during the year ended December 31, 2004, compared to cash used in financing activities of EUR 341.1 million and EUR 349.7 million in 2003 and 2002, respectively.

Long-term Borrowings

In 2004, Delhaize Group increased its long-term debt by EUR 220.5 million, including new debt in the amount of EUR 299.5 million representing mainly the issuance of a EUR 300 million convertible bond (EUR 295.2 million net proceeds), the retirement of USD 52.4 million (EUR 42.1 million) in principal of Delhaize America debt and the reimbursement of capital leases for EUR 30.7 million.

In 2003, Delhaize Group, increased its long-term debt by EUR 36.1 million, including new debt in the amount of EUR 112.2 million, representing primarily the issuance of a EUR 100 million Eurobond (EUR 98.7 million net proceeds), payments of EUR 46.1 million long-term debt by Delhaize America and Delvita and the payment of capital leases worth EUR 30.0 million.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2004 and 2003, USD 65.2 million (EUR 47.9 million) and USD 73.8 million (EUR 58.4 million) in aggregate principal amount of these notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2004 and 2003, restricted funds of USD 72.9 million (EUR 53.5 million) and USD 84.3 million (EUR 66.7 million) were recorded in “long-term investments and receivables.”

In 2002, Delhaize Group reduced its long-term debt by EUR 120.2 million including a Delhaize America repurchase of USD 69.0 million (EUR 73.0 million) of its outstanding debt in open market transactions and the payment of capital lease obligations of EUR 32.2 million.

At December 31, 2004, Delhaize Group had long-term borrowings (including current portion) as follows:

(Euros in thousands)
Notes, 7.375%, due 2006	413,673
Bonds, 5.50%, due 2006	150,000
Notes, 7.55%, due 2007	106,281
Bonds, 8.00%, due 2008	100,509
Bonds, 4.625%, due 2009	149,410
Convertible bonds, 2.75% (due 2009)	300,000
Notes, 8.125%, due 2011	807,576
Notes, 8.05%, due 2027	89,311
Debentures, 9.00%, due 2031	627,707
Other notes, 6.31% to 14.15%, due 2005 to 2016	50,790
Medium-term Treasury Program notes, 6.80% due 2006	12,395
Mortgage payables, 7.55% to 8.65%, due 2005 to 2016	7,073
Financing lease, 7.25%, due 2005 to 2018	8,079

2,822,804

The table set forth below provides the expected principal payments and related interest rates of our long-term borrowings by year of maturity as of December 31, 2004. For the definition of “fair value,” see Note 22 to the consolidated financial statements.

	2005	2006	2007	2008	2009	Thereafter	Fair Value
(U.S. dollars in million)
Notes due 2006	—	563.5	—	—		—	590.2
Average interest rate		7.38%
Notes due 2011	—	—	—	—		1,100.0	1,282.4
Average interest rate						8.13%
Debentures due 2031	—	—	—	—		855.0	1,091.8
Average interest rate						9.00%
Notes due 2007 and 2027	—	—	145.0	—		126.0	301.4
Average interest rate			7.55%			8.05%
Medium-term notes	—	5.0	—	—	—	—	5.4
Average interest rate		8.71%
Mortgages payable	1.3	1.4	1.6	1.0	1.1	3.6	10.9
Average interest rate	8.09%	8.10%	8.10%	7.76%	7.75%	8.08%
Other notes	12.1	12.1	12.2	12.2	5.8	13.1	71.1
Average interest rate	6.93%	6.95%	6.98%	6.98%	7.34%	7.31%
Financing lease	0.6	0.5	0.6	0.7	0.7	7.9	11.0
Average interest rate	7.25%	7.25%	7.25%	7.25%	7.25%	7.25%

(euros in million)
Bonds due 2006	—	150.0	—	—	—	—	153.6
Average interest rate		5.50%
Bonds due 2008	—	—	—	100.0	—	—	112.2
Average interest rate				8.00%
Bonds due 2009	—	—	—	—	150.0	—	153.9
Average interest rate					4.63%	—
Convertible bonds due 2009	—	—	—	—	300.0	—	348.2
Average interest rate					2.75%
Medium-term Treasury Program notes	—	12.4	—	—	—	—	12.9
Average interest rate		6.80%

Short-term Borrowings

At December 31, 2004, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 257.0 million) in committed lines of credit. The credit facility is secured by certain inventory of Delhaize America’s retail operating companies. The USD 350.0 million facility contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and an asset coverage ratio. At December 31, 2004, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2004 and 2003 and had no borrowings during 2004 and 2003. On April 22, 2005, Delhaize America entered into a new USD 500.0 million (EUR 367.1 million) five-year unsecured revolving credit agreement, replacing and terminating the existing USD 350.0 (EUR 257.0 million) secured credit agreement that would have matured in July 2005. (See Note 20 to the consolidated financial statements).

At December 31, 2004 and 2003, the European and Asian companies of Delhaize Group together had credit facilities (committed and uncommitted) of EUR 507.1 million and EUR 655.3 million, respectively under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or that is based on market quotes from banks.

The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2004 and December 31, 2003, Delhaize Group was in compliance with all such covenants.

Delhaize Group had in Europe and Asia EUR 20.7 million and EUR 86.0 million outstanding at December 31, 2004 and 2003, respectively, in Short-term Credit Institution Borrowings, with an average interest rate of 3.37% and 3.17% respectively. During 2004, Delhaize Group had average borrowings of EUR 66.1 million at daily average interest rate of 3.17%.

The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2004 and December 31, 2003, Delhaize Group was in compliance with all such covenants.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2004, compared to EUR 153.0 million at December 31, 2003.

Contractual Obligations and Commitments

The following table summarizes Delhaize Group’s contractual obligations and commitments as of December 31, 2004.

		Year
	Total	2005	2006	2007	2008	2009	Thereafter
	(In millions of EUR)
Short-term credit institution borrowings	20.7	20.7	—	—	—	—	—
Long-term debt (excluding capital lease obligation)	2,846.5	11.2	611.5	116.9	110.5	454.9	1,541.5
Interest on fixed rate debt	2283.3	205.0	181.3	159.8	150.2	136.6	1450.4
Capital lease obligations	560.3	30.0	32.0	34.7	37.9	39.9	385.8
Self-insurance obligation	101.2	31.8	21.4	14.6	9.6	6.4	17.4
Operating lease obligations	2,343.1	209.7	206.1	197.2	185.3	171.2	1,373.6
Purchase Obligations*	203.5	132.4	37.6	20.0	10.1	2.3	1.1

*	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.

Off-balance sheet arrangements

In addition to the obligations recorded on Delhaize Group’s balance sheet, Delhaize Group has certain commitments and contingencies that may result in future cash requirements. In addition to the capital commitments, operating lease commitments, purchase obligations and the other contractual obligations discussed above, these off-balance sheet arrangements consist of liabilities under interest rate swaps and foreign currency swap agreements. For additional information about Delhaize Group’s commitments and contingent liabilities, please see Note 18 and 19 to the consolidated financial statements in this annual report.

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

Foreign Exchange Risk. Because a substantial portion of Delhaize Group’s assets, liabilities and operating results are denominated in U.S. dollars, it is exposed to fluctuations in the value of the U.S. dollar against the euro. Delhaize Group does not hedge this U.S. dollar net investment. In 2004, a variation of USD 0.01 in the exchange rate of the euro would have caused sales to vary by 0.9% or EUR 159.0 million. Net income in 2004 would have increased over that of 2003 by 31.7%, at constant exchange rates, rather than by 23.5%.

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

Interest Rate Risk. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit, the use of its commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or at a rate that is based on market quotes from banks. Delhaize Group also uses a treasury notes program. At December 31, 2004, 86.6% of Delhaize Group’s total debt was at fixed rate for a period of at least one year; therefore, a one-point variation in interest rates would not materially affect interest expense of Delhaize Group in 2004.

During 2002 and 2001, Delhaize America, a subsidiary of Delhaize Group, entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. On December 30, 2003, Delhaize America cancelled USD 100 million of the 2011 interest rate swap arrangements. The notional principal amounts of the interest rate swap arrangements at December 31, 2004 were USD 300 million (EUR 220.2 million) maturing in 2006 and USD 100 million (EUR 73.4 million) maturing in 2011.

During the second quarter of 2003, Delhaize Group entered into interest rate swap agreements converting a portion of its debt from fixed to variable rates. Variable rates for these agreements are based on the three-month Euribor and are reset on a quarterly basis. The notional principal amount of these interest rate swap arrangements as of December 31, 2004 was EUR 100 million maturing in 2008.

Delhaize Group’s price and credit risk on its financial investments is limited because of the limited number and the quality of its financial investments. Delhaize Group’s short term investments have a rating of at least A1 (S&P) /P1 (Moody’s). Delhaize Group’s long term investment policy requires a minimum rating of A-/A3 for its financial investments.

Self-Insurance Risk. Delhaize Group actively manages its insurance risk through a combination of external insurance coverage and self-insurance.

Delhaize America is self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for automobile liability and USD 3.0 million per accident for general liability, with an additional USD 5.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in development of the actuarial estimates are grounded upon our historical claims data, including the average monthly claims and the average lag time between incurrence and payment.

Delhaize America implemented a captive insurance program in 2001; whereby, the self-insured reserves related to workers’ compensation, general liability and auto coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk management program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride. Premiums are transferred annually to Pride through Delhaize Insurance Co., a subsidiary of Delhaize America.

Delhaize America property insurance includes self-insured retention per occurrence of USD 5.0 million for named storms, USD 5.0 million for Zone A flood losses, USD 5.0 million for earthquakes and USD 2.5 million for all other losses. Delhaize America incurred property loss of USD 11.4 million for hurricanes experienced during 2004 and USD 16.9 million related to Hurricane Isabel in 2003. Also, in 2004, Delhaize America received insurance reimbursement of USD 4.0 million related to Hurricane Isabel.

Delhaize Belgium is partially self-insured through Redelcover S.A., a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxembourg, for doubtful debtors, loss of revenue due to work stoppages, and similar insurable risks.

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

During 2004, the supermarket industry in the U.S. and all of Delhaize Group’s U.S. operating companies experienced product costs increases. Although significant costs increases experienced earlier in the year (dairy and meat categories) have subsided, Delhaize Group operations in the U.S. have experienced some offsetting cost increases in other categories. As a result, while we did experience declining cost inflation throughout the year, the impact of cost inflation for the full year was more significant than in previous years. Delhaize America’s reaction to cost inflation varied across geographical operating territories, based on unique competitive environments and specific market conditions. During 2003, some inflation was noted at all U.S. operating companies, composed most significantly of inflation in the cost of meat. Delhaize America’s ability to increase prices in reaction to the increase in beef costs varied across geographical operating territories based on unique competitive environments. Also, during 2003, Delhaize America experienced slight inflation primarily due to its pharmacy operations. During 2002, Delhaize America experienced actual deflation in its cost of merchandise as a result of transitioning to an Every Day Low Cost (EDLC) program.

EDLC is not a promotional strategy, but is a program that impacts the everyday cost of each item. This program factors vendor promotional dollars into the everyday cost of goods through a discount provided by the vendors off the list price on the invoice, which is reflected as a reduction of inventory balances and ultimately lowers cost of goods sold when the inventory is sold. EDLC supports more effective promotional plans, which in turn, allows our Company to deliver the best value to our customers.

During 2004, Delhaize Belgium experienced product costs and labor rates increases. Despite the increase in product costs, Delhaize Belgium continued to improve its competitive price positioning resulting in a lower gross margin. The increase in labor rates was offset by an increase in productivity and a strong cost discipline, enabling a stable operating margin. During 2003, despite increases in product cost and labor rates, Delhaize Belgium was able to improve its competitive price position and to expand its operating margin due to increasing sales volumes, improved product mix and an Everyday Fair Price strategy to consumers.

Although there is the risk that inflation in Southeast Asia and in certain European countries in which Delhaize Group operates could have an effect on Delhaize Group’s results, such inflation has not had a material effect on sales or results of operations in these regions to date.

E. Recent Events and Outlook

Recent Events

On February 18, 2005, Delhaize Group announced that one of its subsidiaries, Delvita SK reached a binding agreement to sell its 11 Slovak stores to the German retailer Rewe Group for EUR 7.7 million (excluding inventories). In May 2005, the Slovak antitrust authorities approved this transaction. This sale will allow Delvita to be entirely focused on its core activities in the Czech Republic.

In May 2005, Delhaize Group acquired Cash Fresh, a profitable chain of 43 supermarkets mainly in north-eastern Belgium. Cash Fresh recorded sales of EUR 209.0 million in 2004. Cash Fresh was acquired for a maximum amount of EUR 118.6 million in cash, subject to contractual adjustments. An additional EUR 51.0 million has been paid to acquire real estate of Cash Fresh. The results of Cash Fresh will be consolidated in Delhaize Group’s results from May 31, 2005. The Cash Fresh stores will be converted to Delhaize banners over time.

On April 22, 2005, Delhaize America entered into a new USD 500.0 million (EUR 367.1 million) five-year unsecured revolving credit agreement, replacing and terminating the existing USD 350.0 (EUR 257.0 million) secured credit agreement, which would have matured July 2005. The new credit agreement contains affirmative and negative covenants similar to the previously existing agreement, with exception for the asset coverage ratio. Delhaize America filed a Current Report on Form 8-K on April 26, 2005 with the Securities and Exchange Commission, disclosing Delhaize America’s entry into the new credit agreement and the termination of the previous credit agreement.

At the Ordinary General Meeting held on May 26, 2005, the Board of Directors proposed the payment of a gross dividend of EUR 1.12 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 9, 2005, therefore amounted to EUR 105.3 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group had to issue new shares between the date of adoption of the annual accounts by the Board of Directors, March 9, 2005, and the date of their approval by the Ordinary General Meeting of May 26, 2005 (the “General Meeting”). The Board of Directors communicated at the Ordinary General Meeting, the aggregate number of shares entitled to the 2004 dividend, which was 94,162,399, and submitted for approval to this meeting the aggregate final amount of the dividend of EUR 105.5 million, which was approved by this meeting. The consolidated financial statements of 2004 as presented in this annual report reflect the dividend as approved by the General Meeting.

In 2005, Delhaize Group began reporting its financial results under International Financial Reporting Standards (IFRS) as endorsed by the European Union versus Belgian GAAP. Delhaize Group will publish two comparative years (2003 and 2004) in its 2005 annual report prepared under IFRS. On May 4, 2005, Delhaize Group published a document detailing its conversion to IFRS including a reconciliation of shareholder’s equity and net profit between Belgian GAAP and IFRS and preliminary consolidated IFRS compliant balance sheets, income statements, segment information, statements of cash flows and statement of changes in shareholders’ equity for 2003, 2004 and first quarter 2004. On June 29, 2005, Delhaize Group released preliminary IFRS financial statements for the second, third and fourth quarters of 2004. The statements are considered preliminary because the IFRS rules are subject to ongoing review and interpretation by the International Accounting Standards Board and International Financial Reporting Interpretations committee. As a result, the Group may need to review some accounting treatments used for the purpose of preparing the preliminary statements until it prepares its first complete set of IFRS financial statements for the year ended December 31, 2005. Because Delhaize Group, as a foreign listed company on the New York Stock Exchange is required to reconcile its financial result to US GAAP annually and Delhaize America, the Company’s largest subsidiary publishes its financial statements under US GAAP quarterly, Delhaize Group has aligned its IFRS accounting policies with US GAAP requirements as closely as feasible.

New accounting standards have been issued, but not yet adopted for Delhaize Group’s US GAAP reconciliation. See Note 22 to the consolidated financial statements.

Outlook

In 2005, the sales network of Delhaize Group is expected to grow by 102 stores to a total of 2,667 stores. For 2005, Delhaize Group plans capital expenditures (excluding capital leases) of approximately EUR 600 million.

In 2005, Delhaize Group expects to open 50 new supermarkets in the U.S., including 11 relocated stores. Delhaize Group plans to close approximately 17 stores in the U.S., resulting in a net increase of approximately 22 stores to a total number at the end of 2005 of 1,545 stores. The numbers of store openings and closings include 12 Food Lion stores which will be temporarily closed to be converted to the Harveys brand. Additionally, Delhaize Group plans to remodel 181 stores in the U.S.

In 2005, Delhaize Belgium plans to enlarge its sales network by 73 stores including 43 acquired Cash Fresh stores and 3 company-operated Delhaize “Le Lion” supermarkets and to remodel 18 company-operated supermarkets.

In 2005, Delhaize Group plans to extend the sales network of the Southern and Central European operations by five stores to a total of 258 stores. The sales network in Indonesia is expected to increase by two supermarkets to a total of 44 stores.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

In accordance with Belgian law, Delhaize Group’s affairs are managed by its Board of Directors. Under the Articles of Association of Delhaize Group, the Board of Directors must consist of at least three directors. As of June 15, 2005, the Delhaize Group Board of Directors consists of ten directors. Nine of the directors are non-executive directors and one member, Pierre-Olivier Beckers, the Chief Executive Officer of Delhaize Group, is an executive director. The Board of Directors has determined that all the directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the rules of the NYSE, the criteria of Belgian Company law and the Belgian Code on Corporate Governance, except that Mr. Hugh G. Farrington who is independent under the Belgian Company Law will only be eligible to qualify as an independent director under the Belgian corporate Governance Code and the rules of the NYSE from June 2006 due to a former executive position held in Delhaize Group. The Board made its determination based on information furnished by all directors regarding their relationships with Delhaize Group. Two non-executive directors and the executive director are members of different family branches descended from the founders of the Company. Delhaize Group’s shareholders have determined that all directors, other than Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company law. The Board of Directors met seven times in 2004.

On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Beginning on January 1, 1999, the term of all director appointments, new or renewed, was set at three years. The age limit of directors set by the Board is 70 years for the Chairman and the directors. The age limit is 75 years for those directors who were initially appointed before 1999. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

On May 26, 2005, the shareholders at the Ordinary General Meeting appointed Mr. Luc Vansteenkiste, Mr. Jacques de Vaucleroy and Mr. Hugh G. Farrington as directors for three years and renewed the term of Count Arnoud de Pret Roose de Calesberg as a director for three years. On January 1, 2005, Baron Georges Jacobs succeeded Baron Gui de Vaucleroy as Chairman of the Board. The shareholders at the Ordinary General Meeting on May 26, 2005 recognized the departures of Baron Gui de Vaucleroy, Baron Edgar-Charles de Cooman d’Herlinckhove, Mr. Frans Vreys and Mr. Philippe Stroobant from the Board of Directors.

The Delhaize Group Board of Directors and biographical information concerning its members as of May 26, 2005 are set forth below.

Name	Position	Director Since	Term Expires
Baron Georges Jacobs	Chairman	May 2003	2006
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2006
Count de Pret Roose de Calesberg	Director	May 2002	2008
Jacques de Vaucleroy	Director	May 2005	2008
Hugh G. Farrington	Director	May 2005	2008
Count Goblet d’Alviella	Director	May 2001	2007
Robert J. Murray	Director	May 2001	2007
Dr. William Roper	Director	August 2003	2007
Didier Smits	Director	May 1996	2006
Luc Vansteenkiste	Director	May 2005	2008

Georges Jacobs (64). Baron Jacobs was elected to the Board of Directors of Delhaize Group in 2003 and has been Chairman of the Board of Directors since January 1, 2005. Since 1987, Baron Jacobs has served as Chairman of the Executive Committee of the Belgian pharmaceutical and chemical company UCB Group and is, since January 1, 2005, Chairman of the Board of Directors. He also serves on the Board of Directors of Bekaert and SN Brussels Airlines. Baron Jacobs is Honorary Chairman of UNICE (Union of Industrial and Employers’ Confederations of Europe) and is a member of the Management Committee and Honorary Chairman of the Federation of Belgian Enterprises. Baron Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.).

Pierre-Olivier Beckers (45). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999, and Chief Executive Officer of Delhaize America since September 1, 2002. Mr. Beckers earned a Bachelor’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, to work initially for three years in the U.S. operations of Delhaize Group as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Executive Vice-President of the Executive Committee in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the Food Marketing Institute and of CIES – The Food Business Forum, an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries. In 2002-2004, he served as Chairman of CIES and continues to be a member of its Board of Directors. He is also President of the Belgian Olympic and Interfederal Committee and Vice-President of the Committee for Belgian Sports Development.

Arnoud de Pret Roose de Calesberg (60). From 1991 to 2000, Count de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian non-ferrous company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Count de Pret is a member of the Board of Directors of UCB and INBEV, the Belgian brewery company. Count de Pret earned his degree in commercial engineering at U.C.L.-Louvain, Belgium and Credit Course Morgan Guaranty in New York, U.S.A. Count de Pret was elected to the Board of Directors of Delhaize Group in May 2002.

Jacques de Vaucleroy (44). Mr. de Vaucleroy has over 18 years of experience in the financial services sector. He is currently responsible for the retail insurance business of ING in the United States as Group President of ING USFS. Mr. de Vaucleroy obtained a law degree from Université Catholique de Louvain, Belgium, and a Master in Business Law from Vrije Universiteit Brussel, Belgium. Mr. de Vaucleroy is also a member of the Board of Directors of the King Baudouin Foundation United States.

Hugh G. Farrington (60). After a long retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed Vice Chairman of Delhaize America, and in 2001, he became Executive Vice President of Delhaize Group and member of its Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within the Group. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington is Chairman of the healthcare system MaineHealth and a former Vice Chairman of the Board of Directors of the Food Marketing Institute.

Richard Goblet d’Alviella (56). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is a member of the Board of Directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Tractebel, Azeo, Danone Asia, Société Européenne des Satellites and ADSB Communications (Belgacom). Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group, and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School. Count Goblet d’Alviella was elected to the Board of Directors in May 2001.

Robert J. Murray (63). Robert J. Murray was Chairman of New England Business Service, Inc. (“NEBS”) from 1995 to 2004, serving on the Board of Directors of NEBS from 1991 to 2004. He was Chief Executive Officer of NEBS from 1995 until 2003. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President of the North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation, Tupperware Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master’s degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001 and is Chairman of the Audit Committee since 2001.

Dr. William Roper (56). Dr. Roper is Dean of the School of Medicine at the University of North Carolina at Chapel Hill (UNC-CH), Chief Executive Officer of UNC-CH Health Care System and Vice Chancellor for Medical Affairs at UNC-CH. Prior to that, Dr. Roper was Dean of the School of Public Health at the UNC-CH. He is professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center. Since June 2005, Dr. Roper is Board member and Chairman-elect of the National Quality Forum. Dr. Roper was appointed to the Board of Directors of Delhaize Group in 2003.

Didier Smits (43). Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. He was elected Director of Delhaize Group in 1996 and still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

Luc Vansteenkiste (58). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Board of the Belgian listed companies Telindus Group, Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Mr. Vansteenkiste serves as Board member of the Federation of Enterprises in Belgium, of which he was Chairman from 2002 to 2005, and of the Belgian Directors Institute. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

Committees of the Board of Directors

After the Ordinary General Meeting held on May 23, 2001, the Board of Directors established an Audit Committee, a Governance Committee and a Compensation Committee. After the Ordinary General Meeting held on May 26, 2005, the Board of Directors combined the Governance Committee and the Compensation Committee into a Remuneration and Nomination Committee. Below is a description of each committee of the Board of Directors.

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

As of June 15, 2005, the members of the Audit Committee are Robert J. Murray, who is the Chair of the Audit Committee, Didier Smits, Jacques de Vaucleroy and Count de Pret Roose de Calesberg. In 2004, the Audit Committee met five times.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is composed solely of non-executive directors. The Remuneration and Nomination Committee submits proposals to the Board of Directors regarding new directors to be nominated for election, or appointed in the case of a vacancy. The Remuneration and Nomination Committee evaluates the qualifications of any new director nominee with respect to the needs of the Board of Directors. The Remuneration and Nomination Committee also reviews, analyzes and makes recommendations to the Board of Directors concerning the compensation for the Company’s executive directors and executive officers. In addition, the Remuneration and Nomination Committee reviews general compensation policy, any stock option or incentive-based programs for the associates of the Company and other compensation issues.

As of June 15, 2005 the members of the Remuneration and Nomination Committee are Georges Jacobs, who is the chair of the Remuneration and Nomination Committee, Count Goblet d’Alviella, Hugh G. Farrington and Robert J. Murray. From May 23, 2001 until May 26, 2005, the functions of the Remuneration and Nomination Committee were performed by a Governance Committee, which met five times in 2004, and a Compensation Committee, which met three times in 2004.

B. Executive Officers

Delhaize Group’s management structure consists of:

•	a management structure organized around three operational regions (United States, Europe and Southeast Asia) and seven support functions (finance, legal affairs, human resources, information technology, risk management, communications and global procurement); and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group.

Management Structure (as of December 31, 2004)

United States. Richard Anicetti, President and Chief Executive Officer of Food Lion, is responsible for Food Lion and Harveys; Ron Hodge, President and Chief Executive Officer of Hannaford, is responsible for Hannaford, Kash n’ Karry and Sweetbay Supermarket.

Europe. Renaud Cogels is the President and Chief Executive Officer of Delhaize Europe, which is comprised of Delhaize Belgium (Belgium), Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

Southeast Asia. Jean-Claude Coppieters ‘t Wallant, Executive Vice President and General Secretary, is the Executive Committee member responsible for the Asian operations of Delhaize Group, which is comprised of Super Indo (Indonesia). Dirk Van den Berghe was Chief Executive Officer of Delhaize Asia through December 31, 2004.

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

A Belgian law enacted in 2002 gives the Board of Directors the power to delegate under certain conditions its global management authority to a management committee (“comité de direction / directiecomité”). The Company’s Board elected not to create such a committee. In compliance with Belgian law and to clarify that the Company’s Executive Committee is not a management committee holding the Board’s global management powers, the Company’s Board decided in April 2003 to change the French and Dutch names of the Company’s Executive Committee into “Comité Exécutif / Executief Comité”, and to maintain its previous functions.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors. The Board of Directors decides on the compensation of the members of the Executive Committee and other senior officers of the Company upon recommendation by the Remuneration and Nomination Committee. The executive Board member recuses himself from any decision regarding his compensation.

Delhaize Group’s current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of the executive officers who are also members of the Board of Directors, which is set forth above).

Name	Position	Executive Officer/ Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Richard A. Anicetti	Executive Vice President	2002
Renaud Cogels	Executive Vice President	1988
Jean-Claude Coppieters ‘t Wallant	Executive Vice President and General Secretary	1987
Arthur Goethals	Executive Vice President	1994
Ronald C. Hodge	Executive Vice President	2002
B. Craig Owens	Executive Vice President and Chief Financial Officer	2001
Michael Waller	Executive Vice President and General Counsel	2001

Richard A. Anicetti (47). Richard Anicetti is Executive Vice President of Delhaize Group and President and Chief Executive Officer of Food Lion. Mr. Anicetti began his food industry career at Hannaford Bros. Co. in 1980. After completing the Company’s retail management training program, he held a progression of roles of increasing responsibility and was ultimately named head of the southeastern operations of Hannaford. Mr. Anicetti joined Food

Lion in August 2000 as Chief Operating Officer and was promoted to President in September 2001. He is a member of the Board of Directors of the Food Bank of North Carolina, the North Carolina Retail Merchants Association, the North Carolina Food Dealers Association, and the Food Bank of Metrolina. He earned his bachelor’s degree from Bowdoin College in Brunswick, Maine.

Renaud Cogels (56). Renaud Cogels is an Executive Vice President of Delhaize Group and President and Chief Executive Officer of Delhaize Europe. Mr. Cogels was previously General Manager of Delhaize Belgium. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became a buyer and then buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master’s degree in economics at the University of Louvain.

Jean-Claude Coppieters ‘t Wallant (59). Jean-Claude Coppieters ‘t Wallant is an Executive Vice President and General Secretary of Delhaize Group, as well as Secretary to the Board of Directors of Delhaize Group. Mr. Coppieters was Chief Financial Officer of Delhaize Group between 1998 and 2001 and has been Secretary of the Board of Directors of Delhaize Group since 1990. Mr. Coppieters joined Delhaize Group in 1971 as a member of the financial department. Mr. Coppieters became Director of Finance in 1974. In 1980, Mr. Coppieters became responsible for store expansion, real estate and insurance, and for accounting in 1990. From 1984 to 1987, Mr. Coppieters was Secretary of the Executive Committee, and in 1987, he became a member of the Executive Committee. Mr. Coppieters received a Bachelor’s degree in commercial and financial sciences at I.C.H.E.C., Brussels. Mr. Coppieters has been a member of the Board of Directors of Assubel “Accidents de Travail” since 1994.

Arthur Goethals (59). Arthur Goethals is an Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Belgium. Mr. Goethals was previously the Chief Operating Officer of Delhaize Belgium and has been a member of the Executive Committee of Delhaize Group since 1994. Mr. Goethals joined Delhaize Group in 1972 and successively became store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with responsibility for developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals successively became Zone Director, Director Supermarkets Division and Executive Director of Sales & Marketing for Delhaize Group. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School. Mr. Goethals has been a member of the Board of Directors of Fedis since 2001 and serves since 2005 as its Chairman. Mr. Goethals is also a member of the Management Committee of the Federation of Enterprises in Belgium.

Ronald C. Hodge (57). Ronald Hodge is Executive Vice President of Delhaize Group, President and Chief Executive Officer of Hannaford and Chief Executive Officer of Kash n’ Karry Supermarket. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He was named President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards’ of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996.

B. Craig Owens (50). Craig Owens is Executive Vice President and Chief Financial Officer of Delhaize Group. Before joining Delhaize Group, Mr. Owens worked 19 years with The Coca-Cola Company and various bottlers of Coca-Cola in different financial and management positions, including four years as President and Chief Executive Officer of the French bottler Coca-Cola Entreprise S.A., and in the United Kingdom, as Chief Financial Officer of Coca-Cola Beverages PLC, a franchise owner in 13 European countries. Mr. Owens holds a Bachelor’s degree in Politics from Washington and Lee University, Lexington, Virginia, and Master’s degrees from the Wharton School of Business of the University of Pennsylvania and the Fletcher School of Law and Diplomacy at Tufts University. Mr. Owens is a member of the Board of Directors of the American Chamber of Commerce in Belgium and he serves on the Advisory Board of the St. John’s International School in Waterloo and the European Advisory Group of the Fletcher School.

Michael R. Waller (51). Michael Waller is Executive Vice President and General Counsel of Delhaize Group, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. He is also responsible for human resources and operational organizational development for Delhaize Group. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Connor, Jr. in the Southern District of Texas.

C. Compensation of Directors and Executive Officers of Delhaize Group

At the Ordinary General Meeting of May 27, 2004, the shareholders approved a change in the method of remuneration of the Board of Directors. Beginning with fiscal year 2004, the Company’s directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. This system replaces the previous one, which was based on a share of profits. The maximum amount approved by the shareholders under the new method is EUR 70,000 per year per director, increased with an additional amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 140,000 per year (inclusive of any amount due as Chairman of any standing committee).

Non-executive directors of the Company do not receive any remuneration, benefits or equity-linked or other incentives from the Company and its subsidiaries other than their remuneration for their service as director of the Company and/or its subsidiaries. The aggregate amount of the remuneration granted for fiscal year 2004 to directors of the Company, by the Company and its subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of the Company. No loans or guarantees have been extended by Delhaize Group to members of the Board.

Remuneration Granted for Fiscal Year 2004(a) to Directors of the Company, by the Company and its Subsidiaries

Name	Amount (in thousands of EUR)(b)
Non-Executive Directors
Baron de Vaucleroy	140
Baron Jacobs	70
Baron de Cooman d’Herlinckhove	70
Count de Pret Roose de Calesberg	70
William G. Ferguson(c)	28
Count Goblet d’Alviella	70
Robert J. Murray	80
Dr. William Roper	70
Didier Smits	70
Philippe Stroobant	70
Frans Vreys	70

Total remuneration non-executive directors	808

Executive Director
Pierre-Olivier Beckers(d)	70

Total remuneration to all directors	878

(a)	The amounts in the table indicate the remuneration granted to directors of the Company for their service in 2004, payable in arrears, as a director of the Company and/or its subsidiaries, as such amounts were decided by the Board of Directors under the fixed remuneration method and approved by the shareholders at the Ordinary General Meeting of May 27, 2004

(b)	All amounts are gross amounts in cash before tax and social security levy
(c)	Mr. Ferguson retired from the Board of Directors on May 27, 2004
(d)	The amount relates solely to the compensation of the executive director as director and excludes his compensation as executive

For the year ended December 31, 2004, the aggregate amount of compensation paid by the Company and its subsidiaries to the eight members of the Executive Committee as a group for services in all capacities was EUR 7.7 million, including 54% aggregate base pay (EUR 4.2 million) and 46% variable compensation (EUR 3.5 million), compared to EUR 5.9 million in 2003. An aggregate number of 130,041 Delhaize Group stock options/warrants and 47,461 restricted stock units were granted to the members of the Executive Committee in 2004. Pierre-Oliver Beckers is compensated both with a director fee and as an executive.

The European based members of the Executive Committee benefit from a defined benefit group insurance system that is contributory and based on the individual’s career length. The U.S. based members of the Executive Committee participate in profit sharing plans as well as defined benefit plans in effect at their respective operating companies. The members of the Executive Committee also participate in Delhaize Group’s stock option and long term incentive plans. No loans or guarantees have been extended by Delhaize Group to members of the Executive Committee.

In addition to the base pay and variable compensation paid to the eight members of the Executive Committee, Delhaize Group set aside or accrued to provide pension, retirement or similar benefits for the same executive officers as a group for the year ended December 31, 2004 an aggregate amount of EUR 1.5 million, which amount is not included in the EUR 7.7 million aggregate amount of compensation attributed by the Company and its subsidiaries to the eight members of the Executive Committee as a group for services in all capacities.

D. Employees

As of December 31, 2004, Delhaize Group employed approximately 138,000 employees (of which approximately 62,100 were full-time employees and approximately 75,800 were part time employees) compared to approximately 142,000 as of December 31, 2003. As of December 31, 2004, Delhaize Group employed approximately 105,000 employees in the United States, approximately 17,000 in Belgium, and approximately 16,000 in other regions.

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

E. Share Ownership of Delhaize Group Management

On December 31, 2004, the directors and the members of the Executive Committee of Delhaize Group (19 persons) as a group owned 469,536 Delhaize Group ordinary shares or ADRs, which represented approximately 0.5% of the outstanding shares of Delhaize Group. To our knowledge, no director or executive officer of Delhaize Group beneficially owns more than 1% of Delhaize Group’s shares. On December 31, 2004, the members of the Executive Committee of Delhaize Group owned as a group 797,521 stock options, warrants and restricted stock over an equal number of existing or new ordinary shares or ADRs of the Company.

F. Long-Term Incentive Plans

Overview

Delhaize Group offers a long-term incentive plan to certain of its management associates, including the members of its executive committee, which is comprised of a combination of stock options, restricted stock units and performance cash awards which are awarded generally on the basis of the following breakdown:

•	Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to the Delhaize Group share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price of the 30 days prior to the offering of the option. Options can be exercised in accordance with the Company’s securities trading policies, which allow for vested options to be exercised only during specified “open periods”. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a three-year period following the grant date. Options typically expire 7-10 years after the grant date.

•	Restricted stock unit awards represent up to 25% of the total expected value of each annual award. Restricted stock unit awards represent a commitment of the Company to deliver shares of Delhaize Group stock to the award recipient, at no cost to the award recipient, over a five-year period starting at the end of the second year after the award. After vesting, these shares can be sold by the award recipient at any time consistent with the guidelines and restrictions contained in the Company’s trading policies.

•	Performance cash grants represent 50% of the total expected value of each annual award. These grants provide for cash payments to the grant recipients at the end of three-year performance periods. The amount of the cash payments is dependent on performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. Board-approved minimum performance thresholds must be met before any payments are earned. Actual payments, if the minimum threshold is met, can range from 50% to 150% of the initial award.

Equity-Based Compensation

As a component of long-term incentive compensation, Delhaize Group offers stock-related incentive plans to certain of its management associates, including the members of the executive committee. For associates of its non-U.S. operating companies, Delhaize Group offers stock option plans (“SOPs”) and warrant plans. For associates of its U.S.-based companies, the incentive plans are based on options, warrants and restricted stock.

The exercise of warrants under the warrant plans results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. Because stock option plans and the restricted stock plans are based on existing shares, no dilution occurs due to exercises under these plans.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2004, there were options outstanding to acquire 259,323 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan, and a 1988 and 1998 Hannaford Plan. However, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group 2002 Stock Incentive Plan.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America’s 2000 Stock Incentive Plan also provided for restricted stock grants, primarily for officers and employees. The grants of restricted stock generally were made to executive officers and normally 25% of the grant would become unrestricted each year starting on the second anniversary following the date of the grant. As of December 31, 2004, there were grants for 22,381 restricted ADRs outstanding under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan.

The following table sets forth the incentive plans adopted by the Company as of the date hereof:

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding June 15, 2005	Exercise Price		Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable) (1)
Plans for Management Associates of non-U.S. Operating Companies

2005 Stock Option Plan (2)	June 2005	Stock Options	240,133	240,133	EUR	48.11	571	Jan. 1, 2009– June 14, 2012
2004 Stock Option Plan	June 2004	Stock Options	237,906	237,643	EUR	38.74	561	Jan. 1, 2008– June 20, 2011
2003 Stock Option Plan	June 2003	Stock Options	378,700	376,450	EUR	25.81	514	Jan. 1, 2007– June 24, 2010
2002 Stock Option Plan	June 2002	Stock Options	158,300	154,500	EUR	54.30	425	Jan. 1, 2006– June 5, 2012 (3)
2001 Stock Option Plan	June 2001	Stock Options	134,900	127,300	EUR	64.16	491	Jan. 1, 2005– June 4, 2011 (3)
2000 Warrant Plan	May 2000	Warrants	115,000	107,200	EUR	63.10	461	Different exercise periods between June 2004 and Dec. 2009 (3)

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding June 15, 2004	Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable) (1)
Plans Mainly for Management Associates of Delhaize America and Other U.S. Subsidiaries

2002 Restricted Stock Unit Plan	May 2005	Restricted ADRs (4)	145,868	145,868	Not applicable	205	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2004	Restricted ADRs (4)	179,567	169,013	Not applicable	193	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2003	Restricted ADRs (4)	249,247	167,452	Not applicable	185	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2002	Restricted ADRs (4)	120,906	41,009	Not applicable	140	25% of the grant will vest each year starting on the second anniversary following the date of the grant

2002 Stock Incentive Plan	May 2005	Warrants	1,096,385	1,095,723	60.76	2,846	Exercisable until 2015

	May 2004	Warrants	1,517,988	1,334,363	46.40	5,449	Exercisable until 2014

	May 2003	Warrants	2,132,043	1,360,889	USD 28.91	5,301	Exercisable until 2013

	May 2002 (5)	Warrants	3,853,578	1,685,291	USD 15.22– USD 76.87	5,328	Exercisable until 2012

2000 Stock Incentive Plan	Various	Stock options	23,360	15,308	USD 28.91– USD 78.26	62	Various

	Various	Stock options	700,311	134,862	USD 36.87– USD 56.10	4,497	Various

	Various	Restricted ADRs (4)	342,771	9,594	Not applicable	128	25% of the grant will vest each year starting on the second anniversary following the date of the grant.

Various (6)	Various	Stock options	40,476	40,476	15.22- 78.75	393	Various

(1)	Vesting period for restricted ADRs under the 2002 Restricted Stock Unit Plan and 2002 Stock Incentive Plan.

(2)	These figures relate to stock options offered by the Company. Grant recipients have until August 13, 2005 to accept the options offered.
(3)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiration dates for the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 SOP), June 4, 2008 (under the 2001 SOP) and December 2006 (under the 2000 Warrant Plan) respectively.
(4)	Restricted stock unit awards represent the right to receive the number of ADSs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADRs are issued with respect to restricted stock unit awards until the applicable vesting dates. In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan.
(5)	Out of the 3,853,578 warrants issued, 1,793,825 are newly issued warrants. The other 2,059,753 represent outstanding stock options previously issued under Delhaize America’s 2000 Stock Incentive Plan and transferred to the Delhaize Group 2002 Stock Incentive Plan in connection with the share exchange with Delhaize Group.
(6)	Includes stock options granted under the 1996 Food Lion Plan, 1998 Hannaford Plan and 1988 Hannaford Plan.

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

In accordance with Belgian law and the Company’s articles of association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate, or group (each of which shall be deemed a “person” for such purposes) who, after acquiring directly or indirectly the beneficial ownership of any Shares or other securities giving the right to acquire additional Shares (either directly or by virtue of the ownership of

American Depositary Receipts of the Company (“ADRs”)), is directly or indirectly the beneficial owner of 3%, 5%, 10% or 15% (or any other multiple of 5%) of the total voting rights of the Company, or such lesser percentage as may be required to be disclosed from time to time under any law, regulation, or the Company’s articles of association, and every subsequent acquisition or disposition which causes such beneficial owner’s total voting rights to increase or decrease past any such threshold percentage, shall, within two Belgian business days after becoming so beneficially interested, send to the Company and to the Belgian Banking, Finance and Insurance Commission, the information set forth in the March 2, 1989 Act on the disclosure of important participations in listed companies and the regulation of public takeovers or in the Royal Decree implementing this act.

As of December 31, 2004, the following comprise the shareholders or groups of shareholders who have declared holdings of at least 3% of the outstanding shares and warrants of Delhaize Group S.A.

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds as at February 28, 2005
August 31, 2004	Axa (consolidated)	6,194,527	5.93%	5.93%
	Avenue Matignon 25 75008 Paris France

	The number of shares held include the number of shares notified by its subsidiary:

August 19, 2004	Alliance Capital Management L.P.	5,557,618	5.31%	5.31%

	1345 Avenue of the Americas New York, NY, 10105 United States of America

June 11, 2003	Sofina SA	3,168,444	3.22%	3.03%

	Rue des Colonies 11 1000 Brussels Belgium

Based on information received by The Bank of New York, Delhaize Group’s depositary for its American Depositary Shares (“ADSs”) evidenced by ADRs, there were 10,514,044 ADRs outstanding and 21,375 record owners with a registered address in the U.S. as of June 15, 2005.

B. Related Party Transactions

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group to the former executives of Super Dolphin. In the same period, Delhaize Group also acquired most of the remaining interests of the other companies related to its Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). Delhaize Group paid an aggregate price of EUR 0.3 million for all those transactions.

In March 2002, Delhaize Group purchased a company named Sojesmi S.A. for EUR 1.3 million from a family member of Didier Smits, a director of the Company. Sojesmi owns a supermarket in Ghent, Belgium.

In November 2002, Delhaize Group purchased 19.0% of Mega Image S.A., 19.0% of Super Dolphin S.A., 22.1% of Mega Dolphin S.A., 19.0% of ATTM Consulting and Commercial Ltd. and 19.0% of NP Lion Leasing and Consulting Ltd. for EUR 4.6 million from two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting, increasing its ownership of Mega Image from 51% to 70%, its ownership of Super Dolphin from 51.0% to 70.0%, its ownership of Mega Dolphin from 59.3% to 81.4%, its ownership of ATTM Consulting and Commercial from 51.0% to 70.0% and its ownership of NP Lion Leasing and Consulting from 51.0% to 70.0%. The remaining 30.0% of Mega Image, 30.0% of Super Dolphin, 18.6% of Mega Dolpin, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting were still owned by the two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Delhaize Group’s consolidated financial statements are included in this annual report under Item 18 “Financial Statements.” The Company’s consolidated financial statements have been audited by independent registered public auditors in accordance with auditing standards generally accepted in Belgium and the United States. The principal differences between Belgian GAAP and US GAAP, as they relate to Delhaize Group, are presented in Note 22 to the consolidated financial statements included under Item 18 “Financial Statements” below.

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

D. Significant Changes

During the first quarter of 2004, one of Delhaize Group’s subsidiaries, Delhaize America, announced a new strategic plan for Kash n’ Karry, its Florida-based business, that will focus resources on Kash n’ Karry’s core markets on the west coast of Florida. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming Kash n’ Karry stores were closed in the first quarter of 2004. As part of the new strategy, Kash n’ Karry will be rebranded over the coming three years to the new banner name “Sweetbay Supermarket.” In 2004, the Company started the rebranding process by opening one new Sweetbay store and converting five Kash n’ Karry stores to the new banner.

In September 2004, Hannaford acquired 19 Victory Super Markets, 17 of which are located in Massachusetts and two of which are located in New Hampshire. During the first quarter of 2005, Hannaford has worked intensively on the integration of the acquired supermarkets and converted two Victory stores to the Hannaford banner. The Company expects the remaining stores to be converted by the end of 2005.

In August 2004, Delhaize Group announced its decision to divest its Food Lion Thailand operations and sold 21 Food Lion Thailand stores in 2004.

ITEM 9. THE OFFER AND LISTING

A. Stock Price Information

The trading market for Delhaize Group ordinary shares is Euronext Brussels in Belgium. Delhaize Group ordinary shares trade on the Euronext Brussels under the symbol “DELB.” Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of the largest Belgian publicly traded companies, the Euronext 100 index, the pan-European Dow Jones Stoxx 600 index, the MSCI Europe index and the FTSE Euromid index.

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

In 2004, 81.1 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 3.6 billion. This represented 85.3% of the average Delhaize Group market capitalization of EUR 4.2 billion in 2004. The highest closing share price was EUR 59.30, the lowest EUR 36.83. The average daily trading volume was EUR 14.1 million, or an average daily volume of 313,114 shares. In 2003, 72.7 million Delhaize Group ordinary shares were traded on Euronext Brussels for a total of EUR 2.0 billion. This represented 77.9% of the average Delhaize Group market capitalization of EUR 2.6 billion in 2003. The highest closing share price was EUR 43.99, the lowest EUR 11.90. The average daily trading volume was EUR 8.0 million, or an average daily volume of 285,276 shares.

As of June 15, 2005, Delhaize Group had a market capitalization of EUR 4.6 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 15, 2005, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 48.46. Delhaize Group’s ADRs are listed on the New York Stock Exchange under the symbol “DEG.” On June 15, 2005, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 58.88.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(Amounts in EUR)		(Amounts in USD)
Monthly Highs and Lows:
2005
January	59.15	53.40	78.26	68.91
February	59.50	55.70	78.62	71.60
March	59.55	51.20	78.30	66.80
April	53.80	50.55	69.75	64.72
May	52.45	46.50	67.35	58.01
June (through June 15)	49.49	47.60	60.44	57.55
Quarterly Highs and Lows:
2004
First Quarter	46.35	37.56	56.65	45.92
Second Quarter	42.31	36.83	51.30	43.53
Third Quarter	51.15	39.05	63.21	47.20
Fourth Quarter	59.30	49.20	79.25	60.70
2003
First Quarter	18.50	12.23	19.45	13.25
Second Quarter	28.00	16.80	30.66	18.59
Third Quarter	39.83	26.83	40.75	30.94
Fourth Quarter	43.70	35.65	51.04	41.80
Annual Highs and Lows:
2004	59.30	36.83	79.25	43.53
2003	43.70	12.23	51.04	13.25
2002	59.95	15.60	53.70	15.25
2001*	71.75	49.00	61.20	49.60
2000	76.50	48.05	—	—

*	Delhaize Group ADRs began trading on the New York Stock Exchange on April 26, 2001.

B. Euronext Brussels

In July 1999, three Belgian entities, the Brussels Stock Exchange, CIK and Belfox merged to create Brussels Exchanges, which was renamed Euronext Brussels in October 2000 when Brussels Exchanges merged with the French and Dutch stock exchanges to create Euronext, a pan-European financial market that combines a global approach with local proximity in order to offer to its users the advantages of a unified market while preserving a privileged relation between local users and the local market business.

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

CIK is the Belgian central securities depositary which, as discussed above, merged in July 1999 with the Brussels Stock Exchange and Belfox. CIK holds securities in custody for its participants to facilitate the settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. CIK participants include banks, securities brokers and dealers and other financial institutions. Non-participants of CIK may hold and transfer book-entry interests in Delhaize Group ordinary shares through accounts with a financial institution that is a direct participant of CIK or any other securities intermediary that holds a book-entry interest in Delhaize Group ordinary shares through one or more securities intermediaries standing between such other securities intermediary and CIK.

Since February 1, 2001, all trades in cash, derivatives and other products executed on Euronext markets are cleared and netted through LCH Clearnet, a clearinghouse in which Euronext holds a minority stake.

ITEM 10. ADDITIONAL INFORMATION

A. Description Of Delhaize Group Ordinary Shares

As of June 15, 2005, Delhaize Group’s corporate capital was EUR 47,181,001.50. The issuance premium on the Delhaize Group capital was EUR 2,358,171,466. This corporate capital was represented by 94,362,003 Delhaize Group ordinary shares, without nominal value each having a par value of EUR 0.50. At an extraordinary general meeting held on May 23, 2002, Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of EUR 46,196,352 million. On April 7, 2004, the Board of Directors of Delhaize Group issued a convertible bond offering to institutional investors for an amount of EUR 300 million with a maturity of five years. The bonds have been issued at 100% of their nominal value and will be redeemable at maturity at 100% of their nominal value. The initial conversion price has been set at EUR 57.0. The bonds are subject to the terms and conditions of the offering circular, convertible into 5,263,158 new Delhaize Group ordinary shares at the initial conversion price. As of June 15, 2005, the Board of Director’s authorization had been used for an amount of EUR 6,933,703, so that the amount of authorized capital remaining available as of that date was EUR 39,262,649. This authorization will expire in June 2007, but may be renewed.

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

Under Belgian law, shareholders have sole authority with respect to the following matters, among others:

•	the approval of annual accounts;

•	the election and removal of directors and statutory auditors;

•	granting a discharge of liability to the directors and statutory auditors;

•	determining the compensation of directors and the fee of the statutory auditors;

•	the bringing of a suit against the directors on behalf of the Company;

•	an increase or decrease in the share capital, except to the extent the shareholders have previously authorized the Board of Directors to increase the capital; and

•	any other amendment to the Articles of Association.

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

Under Belgian law, Delhaize Group is required to publish a notice for each meeting of the shareholders in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at least twenty-four days prior to a meeting. However, if a second meeting is to be held with the same agenda, the notice of this second meeting may be published in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at the latest seventeen days prior to the second meeting provided that the notice of the first meeting indicated the date of the second meeting. In addition, a copy of the notice must be sent to each holder of Delhaize Group ordinary shares in registered form at least fifteen days prior to the meeting. Each notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of the shareholders is limited to the purposes stated in the notice of the meeting. Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting. For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts-Voting Rights” in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. Delhaize Group has agreed in the deposit agreement to give notice of a proposed shareholders’ meeting to the depositary on or before the first date Delhaize Group gives or publishes notice of the meeting to the holders of Delhaize Group ordinary shares.

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

Dividends. Under Belgian law, Delhaize Group is required to set aside at least 5% of its net profits during each fiscal year and contribute such sum to Delhaize Group’s statutory reserve until such reserve has reached an amount equal to one-tenth of Delhaize Group’s capital. As of December 31, 2004, Delhaize Group’s statutory reserve amounted to 10% of its capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group’s net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of Delhaize Group’s accounts, the shareholders may decide to make a distribution of Delhaize Group’s net profits to all shareholders out of available reserves.

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

Under Delhaize Group’s Articles of Association, any person or legal entity that owns or acquires securities of the Company granting voting right, whether representing the share capital or not, must disclose to the Company and the Banking, Finance and Insurance Commission the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to 3% or more of the total voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must also make such disclosure in the event of a transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to 5%, 10%, and so on by blocks of 5% of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

Any person or legal entity that acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns at least 3% of the voting rights of the Company must disclose such acquisition or transfer to the Company and to the Banking, Finance and Insurance Commission.

Disclosure statements relating to the acquisition or transfer of securities that are made in compliance with this requirement must be addressed to the Banking, Finance and Insurance Commission and to the Board of Directors of the Company no later than the second business day after the triggering event occurs. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Banking, Finance and Insurance Commission within the same period of time. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.

For a beneficial owner to be eligible to exercise voting rights with respect to all Delhaize Group ordinary shares exceeding such thresholds, such beneficial owner must have (a) complied in a timely manner with the disclosure requirements discussed above and (b) provided the required disclosure materials at least 20 days before the date of the shareholders’ meeting where such Delhaize Group ordinary shares will be voted. A beneficial owner may not exercise voting rights in respect of a number of Delhaize Group ordinary shares greater than the number disclosed at least 20 days before the date of the applicable shareholders’ meeting. This restriction would not apply to ordinary shares below the initial 3% threshold or to Delhaize Group ordinary shares between two consecutive thresholds as long as the beneficial owner has reported Delhaize Group ordinary shares at least equal to the lower of the two thresholds. Any person failing to timely report his beneficial ownership of Delhaize Group ordinary shares may (a) forfeit all or part of the rights attributable to such Delhaize Group ordinary shares, including, but not limited to, voting rights or rights to distributions of cash or share dividends or (b) be ordered by the President of the Commercial Court to sell the shares concerned to a non-related party.

Holders of Delhaize Group ordinary shares and holders or beneficial owners of Delhaize Group ADRs are subject to the same reporting requirements summarized above.

In addition, holders of Delhaize Group ordinary shares and holders of ADRs are required to comply with U.S. securities requirements relating to their ownership of securities (including filing a Schedule 13D with respect to their beneficial ownership of Delhaize Group ordinary shares or the ordinary shares underlying ADRs) if such persons beneficially own more than 5% of the outstanding Delhaize Group ordinary shares.

Preferential Subscription Rights. Under Belgian law, shareholders of Delhaize Group have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by the Board of Directors if the Board of Directors has been authorized to do so by the shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 23, 2002, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to EUR 46,196,352. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 15, 2005, the amount remaining available under this authorization was EUR 39,262,649.

Acquisition, Holding in Pledge and Transfer by Delhaize Group of Delhaize Group Ordinary Shares. Under its Articles of Association the Company may acquire or hold in pledge its own shares in accordance with legal provisions in force. The Board of Directors is authorized to transfer through public or private transactions the shares that the Company acquired, under conditions determined by the Board of Directors, without the prior approval of shareholders, in accordance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the Board of Directors to acquire and transfer the Company’s shares when such acquisition or transfer is necessary to prevent serious and imminent harm to the Company. Such authorizations are granted for a period of three years from the date of the authorization’s publication in the Appendix of the Official Gazette. The above-mentioned authorizations also relate to acquisitions and transfers of shares of the Company by direct subsidiaries of the Company and are renewable in accordance with legal provisions in force.

In addition, on May 26, 2005, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2004. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

In 2004, Delimmo SA, a wholly-owned subsidiary of Delhaize Group, sold its 60,000 Delhaize Group shares (having an aggregate par value of EUR 30,000) in the market to Delhaize Group for an aggregate consideration of EUR 2,223,000. The shares purchased, representing approximately 0.13% of the share capital as of December 31, 2004, enable Delhaize Group to satisfy the exercise of warrants granted pursuant to the 2002 Stock Incentive Plan. Delhaize Group did not acquire other Delhaize Group shares or ADRs in 2004. As a consequence, at the end of 2004, the management of Delhaize Group had a remaining authorization for the purchase of its own shares or ADRs for an amount of up to EUR 197,777,000.

Additionally, in 2004 Delhaize America repurchased 191,403 Delhaize Group ADRs for an aggregate amount of USD 11.9 million, representing approximately 0.2% of the Delhaize Group share capital as at December 31, 2004 and transferred 215,558 ADRs to satisfy the exercise of stock options granted to U.S. management associates pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan. In 2004, Delhaize America also borrowed 30,000 Delhaize Group ADRs in connection with stock option exercises. During the remainder of 2004, Delhaize America purchased 30,000 Delhaize Group ADRs and used them to reimburse the borrowing. At the end of 2004, Delhaize America had no borrowed ADRs.

At the end of 2004, Delhaize Group owned 294,735 treasury shares (incl. ADRs), of which 292,200 were acquired prior to 2004, representing approximately 0.3% of the Delhaize Group share capital.

Ability of Delhaize Group to Issue Ordinary Shares in Response to a Takeover Bid. Under Belgian law, the person intending to make a takeover bid must provide advance notice to the Belgian Banking, Finance and Insurance Commission, which must then notify the target company the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the target company’s board of directors was previously authorized to issue new shares, it may decide to issue such shares to the extent that (a) the issuance price is at least equal to the price offered by the bidder, (b) the new shares are fully paid-up upon issuance and, (c) the number of new shares does not exceed 10% of the number of shares outstanding immediately prior to the capital increase. The Board of Directors of a Belgian company also has the ability to convene an extraordinary general meeting of the shareholders to vote upon a proposal to issue new shares or warrants without, or with limited, preferential subscription rights.

On May 26, 2005, the extraordinary general meeting of shareholders approved an amendment to the Company’s Articles of Association, which grants authority to the Board to increase the share capital of the Company by a maximum of ten percent of the then outstanding Delhaize Group ordinary shares after it has received notice of a public take-over bid relating to the Company, for a new period of three years beginning on the date of shareholders’ approval.

C. Material Contracts

Other than the contract described below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by Delhaize Group within the two years immediately preceding the date of this document which are material.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible bonds”), which are governed by that certain Trust Deed, dated April 30, 2004 (the “Trust Deed”), between Delhaize Group and The Bank of New York, as trustee. A copy of the Trust Deed is filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003. The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

D. Exchange Controls

See Sections C and D under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

E. Taxation

The following is a description of U.S. and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in the light of their particular circumstances such as:

•	persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of Delhaize Group;

•	persons who are residents of Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base;

•	persons who acquired their Delhaize Group ADRs or ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation; or

•	U.S. Holders who are subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting and U.S. Holders that hold Delhaize Group ADRs or ordinary shares as a part of a hedge, straddle, constructive sale or conversion transaction.

The following discussion does not address the effect of applicable U.S. state or local tax laws or of U.S. federal tax laws other than those related to the income tax. Tax matters are complicated. Each U.S. Holder is urged to consult such person’s tax advisor regarding the tax consequences of owning and disposing of Delhaize Group ADRs and/or ordinary shares in light of such U.S. Holder’s particular circumstances, including the application of any state, local or foreign tax law.

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

Certain United States Tax Consequences of Ownership of Delhaize Group ADRs or Ordinary Shares

Ownership of ADRs. For U.S. federal income tax purposes, U.S. Holders of Delhaize Group ADRs will be treated as the owners of the Delhaize Group ordinary shares underlying the ADRs.

A “U.S. Holder” means a holder of Delhaize Group ADRs or ordinary shares that is:

(a) a citizen or resident of the United States;

(b) a corporation or partnership created in or organized under the laws of the United States or any political subdivision of the United States;

(c) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

(d) a trust if a U.S. court can exercise primary supervision over the administration of such trust, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, excluding distributions of Delhaize Group ordinary shares, if any, distributed pro rata to all shareholders of Delhaize Group, and holders of Delhaize Group ADRs, but including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of Delhaize Group ADRs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. Dividends paid to a non-corporate U.S. Holder after December 31, 2002 and before January 1, 2009 that constitute “qualified dividend income” will be taxable at a maximum tax rate of 15%. Dividends that do not constitute qualified dividend income, and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid with respect to the ordinary shares or ADRs to a U.S. Holder will constitute qualified dividend income only if (1) the U.S. Holder holds the ordinary shares or ADRs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (for this purpose, a U.S. Holder’s holding period will be reduced under the rules of Internal Revenue Code Section 246(c) for periods in which such U.S. Holder’s risk of loss with respect to the ordinary shares or ADRs is diminished); (2) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (3) either (a) the dividend is paid with respect to a share of stock (or an ADR) that is readily tradable on an established securities market in the United States or (b) Delhaize Group is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for the purposes of these rules and which contains an exchange of information provision. If Delhaize Group were a “passive foreign investment company” (as defined below) for any year, dividends paid on ordinary shares in such year or in the following year would not constitute qualified dividend income. In addition, a non-corporate U.S. Holder will be able to take a dividend that is eligible for 15% maximum tax rate discussed above into account in determining its deductible investment interest (which generally is limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Dividends with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction generally allowed to U.S. corporations. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

Subject to certain limitations, Belgian tax withheld from dividends at the applicable treaty rate will be eligible for credit against a U.S. Holder’s federal income taxes or, at the election of the holder, may be deducted in computing taxable income. Under the Internal Revenue Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their tax advisors regarding the application of these rules. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the 15% maximum tax rate described above. Foreign tax credits will not be allowed for withholding taxes imposed with respect to certain short-term or hedged positions or with respect to certain arrangements in which a U.S. Holder’s expected economic profit, after foreign taxes, is insubstantial.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company. U.S. Holders should be aware that special U.S. tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and ADRs if Delhaize Group (or in certain circumstances any corporate subsidiary of Delhaize Group) is characterized as a passive foreign investment company (“PFIC”). In particular, if Delhaize Group (or such a corporate subsidiary) is a PFIC in any taxable year, U.S. Holders may be subject to a special tax regime (a) with respect to gains realized on the sale or other disposition of Delhaize Group ordinary shares or ADRs, as the case may be, and (b) with respect to distributions on Delhaize Group ordinary shares or ADRs, as the case may be, held for more than one taxable year to the extent those distributions constitute “excess distributions.” In general, Delhaize Group (or a corporate subsidiary of Delhaize Group) will be characterized as a PFIC during a taxable year if (a) 75% or more of its income is “passive” for purposes of the PFIC rules, or (b) 50% or more of its assets produce or are held for the production of “passive” income. Delhaize Group does not believe that it or any of its subsidiaries is currently or will be in the future a PFIC. However, since PFIC status is a factual matter that must be determined annually, Delhaize Group can provide no assurance as to such conclusion.

United States Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ordinary shares or ADRs, or the proceeds of sale of Delhaize Group ordinary shares or ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s U.S. federal income tax liability.

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

Taxation of distributions. For Belgian income tax purposes, dividends include:

(a) all benefits from shares attributed to the shareholders by or on behalf of the Company, in any form whatsoever, including liquidation and redemption proceeds; and

(b) reimbursements of share capital and issuance premiums (except for reimbursements carried out in accordance with the provisions of the Belgian Company Code and to the extent the statutory capital and issue premiums qualify as so-called fiscal capital).

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

Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etranger, Boulevard Roi Albert II, 33 (North Galaxy Tour 87), 1030 Schaerbeck, Belgium. As a general rule, the reduced treaty rate can also be obtained at source. A U.S. Holder should file, within ten days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain U.S. organizations that are not conducting a business nor are engaged in any activity of a lucrative nature and are exempted from income tax in the United States, are exempted from withholding tax.

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

The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.17% (but limited to EUR 500 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company.

The tax amounts to 0.07% in case of a purchase or sale of certificates (or other securities) representing shares if these certificates are issued by a Belgian entity or person. The Minister of Finance also permits certificates issued by foreign entities having a Belgian permanent establishment to qualify for the reduced rate. The tax is limited to EUR 500 per transaction and per party on the purchase and on the sale in Belgium of the qualifying certificates.

The following persons do not need to pay the TOB:

•	professional intermediaries referred to in Article 2 of the Law of April 6, 1995 acting for their own account;

•	insurance companies referred to in Article 2, §1 of the Law of July 9, 1975 acting for their own account;

•	pension funds referred to in Article 2, §3,6 of the Law of July 9, 1975 acting for their own account;

•	collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

•	non-residents, acting for their own account, upon delivery of a certificate of non-residence.

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

(a) the purchase of Delhaize Group bearer shares through an intermediary established in Belgium;

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

F. Documents on Display

Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association will be available for review upon request at the corporate office of Delhaize Group located at rue Osseghem 53, B-1080 Brussels, Belgium (tel. +32-2-412-2111). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC’s website.

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

See the information under the headings entitled “Risk Factors” and “Exchange Rates” under Item 3 “Key Information” above and the heading titled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects” above.

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

In case of a public takeover bid, the transaction is subject to approval by the European Commission if:

(1) the aggregate world-wide turnover of the bidder and the target to be acquired exceeds EUR 5 billion; and

(2) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds EUR 250 million provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover within one and the same Member State;

or if:

(1) the aggregate worldwide turnover of the bidder and the target to be acquired exceeds EUR 2.5 billion;

(2) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds EUR 100 million;

(3) in each of at least three Member States, the aggregate turnover of the bidder and the target to be acquired exceeds EUR 100 million; and;

(4) in each of at least three Member States mentioned in (3) immediately above, the turnover of each of the bidder and the target to be acquired exceeds EUR 25 million provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover in one and the same Member State.

A business’ concentration through a public takeover bid which does not fall within the scope of the EC Merger Regulation is however subject to approval by the Belgian Competition Authorities if:

(1) the aggregate turnover in Belgium of both the bidder and the target to be acquired exceeds EUR 40 million; and

(2) the turnover in Belgium of each of two of the businesses concerned exceeds EUR 15 million.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Robert J. Murray and Count Arnoud de Pret Roose de Calesberg are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Murray, Count de Pret Roose de Calesberg and each of the other members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

ITEM 16B. CODE OF ETHICS

On May 27, 2004 our Board of Directors adopted a Code of Ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is applicable to all our employees and directors, including our Chief Financial Officer, the other senior financial officers and our Chief Executive Officer. We filed our Code of Business Conduct and Ethics as an exhibit to our annual report on Form 20-F for our fiscal year ended December 31, 2003 and hereby incorporate that exhibit into this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees billed by our principal accountant, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL, and its affiliates for the last two fiscal years for various services:

Type of Services Provided (amounts in EUR)	2004	2003
Audit Fees (a)	1,617,000	1,024,000
Audit-Related Fees (b)	362,000	632,000
Tax Fees (c)	441,000	2,107,000
All Other Fees (d)	—	41,000

(a)	Audit fees for the years ended December 31, 2004 and 2003 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries and the assistance with review of documents filed with the Belgian Banking, Finance and Insurance Commission and the U.S. Securities and Exchange Commission.

(b)	Audit-related fees for the years ended December 31, 2004 and 2003 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation of Sarbanes-Oxley § 404, and other similar services, consultations concerning financial accounting and reporting standards (especially related to the transition to International Financial Reporting Standards), due diligence and audits in connection with acquisitions or divestments.
(c)	Tax fees as of the years ended December 31, 2004 and 2003 consist of fees expensed for tax planning services and tax advice.
(d)	All other fees for the years ended December 31, 2004 and 2003 consist of fees for consulting services rendered by Deloitte Consulting.

Audit Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent registered public auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit Committee may delegate pre-approval authority to one or more of its independent members, and approval of such member or members within the parameters of the policy shall constitute approval of the Audit Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit Committee. With respect to each proposed pre-approved service, the Auditor will provide appropriate documentation, which will be provided to the Audit Committee, regarding the specific services to be provided. The Audit Committee has designated the Company’s Vice President of Internal Audit to monitor the performance of services provided by the Auditor and to assess compliance with the pre-approval policies and procedures.

During 2004, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs:

Period	Number of Shares Purchased	Avg. Price Paid Per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Approximate euro Value of Shares That May Yet Be Purchased under the Plans or Programs (in thousands) (b)
June 2005 (a)	61,102	48.12	61,102	183,478
May 2005	45,799	47.37	45,799
April 2005	45,366	52.74	45,366
March 2005	11,228	52.22	11,228
February 2005	—	—	—
January 2005	—	—	—
December 2004	33,534	57.77	33,534
November 2004	20,623	58.23	20,623
October 2004	69,040	49.45	69,040
September 2004	7,516	49.28	7,516
August 2004	—	—	—

July 2004	—	—	—

Total	294,208	51.02	294,208

(a)	Through June 15, 2005

(b)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2003 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2004.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

Exhibit No.	Description
2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

2.8	Fifth Supplemental Indenture, dated May 17, 2005 and effective as of January 1, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York (Filed as Exhibit 4 to Delhaize America’s quarterly report on Form 10-Q (File No. 0-6080) filed with the SEC on May 17, 2005 and incorporated by reference herein)

4.1	Agreement and Plan of Share Exchange, dated November 16, 2000, by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement, dated May 18, 1999, between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement, dated November 4, 1999, among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement, dated February 13, 2001, between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement, dated May 20, 2002, between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

Exhibit No.	Description
8.1	Subsidiaries of Delhaize Group (as of December 31, 2004)

11.1	Delhaize Group Code of Business Conduct and Ethics adopted on May 27, 2004 (Filed as Exhibit 11.1 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2004 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on April 12, 2005 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

By:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Date: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.:

We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“Delhaize Group”) at December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 (expressed in euros). These consolidated financial statements are the responsibility of the management of Delhaize Group. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Belgium and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Delhaize Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Delhaize Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Belgium.

As discussed in Note 8 to the consolidated financial statements, in 2003, Delhaize Group changed its method of accounting for certain inventories from the retail method to the average cost method.

Accounting principles generally accepted in Belgium vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements. The financial statement information for the years ended December 31, 2003 and 2002, as determined in accordance with accounting principles generally accepted in the United States of America, has been restated as described in Note 22.

Our audits also comprehended the translation of euros into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE

REVISEURS D’ENTREPRISES SC sfd SCRL

Represented By:

James Fulton

Brussels, Belgium

June 24, 2005

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2004 USD (Note 1)	2004 EUR	2003 EUR	2002 EUR
	(All amounts are expressed in thousands, except per share amounts)
REVENUE
Sales	21,689,911	17,971,589	18,820,488	20,688,436
Other operating income	427,619	354,312	370,740	394,148

Total Revenue	22,117,530	18,325,901	19,191,228	21,082,584
OPERATING COSTS
Cost of goods sold	16,073,531	13,318,031	14,002,216	15,323,270
Selling, administrative and other operating expenses	1,549,847	1,284,155	1,341,870	1,514,848
Salaries, social security and pensions	2,796,949	2,317,465	2,414,178	2,712,294
Depreciation and amortization	707,934	586,572	623,748	724,982

Total Operating Costs	21,128,261	17,506,223	18,382,012	20,275,394

OPERATING INCOME	989,269	819,678	809,216	807,190
FINANCIAL INCOME	53,450	44,287	34,718	41,422
FINANCIAL EXPENSES
Interest expense and similar charges	399,298	330,846	353,185	429,132
Valuation allowance for treasury shares and investments in securities	(5,486)	(4,545)	(7,219)	12,645
Other financial expenses	58,291	48,298	47,414	54,710

Total Financial Expenses	452,103	374,599	393,380	496,487

INCOME BEFORE TAXATION AND EXCEPTIONAL ITEMS	590,616	489,366	450,554	352,125
EXCEPTIONAL INCOME
Gain on disposal of fixed assets	16,862	13,971	23,665	13,737
Other exceptional income	4,008	3,321	5,247	654

Total Exceptional Income	20,870	17,292	28,912	14,391
EXCEPTIONAL EXPENSES
Loss on disposal of fixed assets	15,927	13,197	15,556	11,437
Other exceptional expenses	153,010	126,779	158,211	15,684

Total Exceptional Expenses	168,937	139,976	173,767	27,121

INCOME BEFORE TAXATION	442,549	366,682	305,699	339,395
TAXATION
Deferred taxes	(4,863)	(4,030)	(96,218)	33,472
Current taxes	179,491	148,721	227,386	126,081

Total Taxation	174,628	144,691	131,168	159,553

INCOME AFTER TAXATION AND BEFORE MINORITY INTERESTS AND INVESTEES UNDER THE EQUITY METHOD	267,921	221,991	174,531	179,842
SHARE IN PROFIT/(LOSS) OF COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD	—	—	—	43
MINORITY INTERESTS	12,717	10,537	3,271	1,578

NET INCOME	255,204	211,454	171,260	178,307

WEIGHTED AVERAGE SHARES OUTSTANDING	92,663	92,663	92,097	92,068

EARNINGS PER SHARE	2.75	2.28	1.86	1.94

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004 USD (Note 1)	2004 EUR	2003 EUR
	(All amounts are expressed in thousands)
LONG-TERM ASSETS
Debt issuance costs, net	19,642	16,275	14,750
Intangible assets, net	878,586	727,969	886,406
Goodwill arising on consolidation, net	3,460,319	2,867,113	2,886,678
Tangible fixed assets, net	3,753,578	3,110,099	3,203,965
Long-term investments and receivables, net	119,612	99,107	105,543

Total Long-term Assets	8,231,737	6,820,563	7,097,342
OTHER ASSETS
Deferred taxes	6,429	5,327	6,131
Inventories, net	1,503,992	1,246,161	1,376,880
Receivables, net	551,778	457,186	456,544
Treasury shares, net	19,746	16,361	12,938
Short-term investments, net	664,519	550,600	218,068
Cash	236,346	195,829	241,031
Prepayments and other	133,620	110,713	110,168

Total Other Assets	3,116,430	2,582,177	2,421,760

TOTAL ASSETS	11,348,167	9,402,740	9,519,102

SHAREHOLDERS’ EQUITY
Capital shares	56,524	46,834	46,312
Additional paid-in capital	2,801,127	2,320,927	2,273,168
Revaluation reserves	22,522	18,661	14,762
Retained earnings	1,740,423	1,442,061	1,352,618
Cumulative translation adjustment and other	(567,615)	(470,308)	(353,027)

Total Shareholders’ Equity	4,052,981	3,358,175	3,333,833
MINORITY INTERESTS	57,630	47,750	35,291
PROVISIONS FOR LIABILITIES AND DEFERRED TAXATION
Pension liabilities	46,943	38,895	37,632
Accrued liabilities	282,150	233,781	243,283
Deferred taxes	412,476	341,765	379,075

Total Provisions for Liabilities and Deferred Taxation	741,569	614,441	659,990
LONG-TERM DEBT
Long-term borrowings	3,395,427	2,813,346	2,729,502
Capitalized lease commitments	640,045	530,321	543,128
Other	26,466	21,929	15,870

Total Long-term Debt	4,061,938	3,365,596	3,288,500
SHORT-TERM OBLIGATIONS
Current portion of long-term debt	49,752	41,223	38,822
Short-term borrowings	24,955	20,677	239,016
Accounts payable and other liabilities	1,814,273	1,503,251	1,531,925
Accrued income taxes	126,569	104,871	70,852
Accrued salaries and benefits	291,218	241,294	227,337
Dividends and directors remuneration payable	127,282	105,462	93,536

Total Short-term Obligations	2,434,049	2,016,778	2,201,488
TOTAL DEBT	7,237,556	5,996,815	6,149,978

TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND LIABILITIES	11,348,167	9,402,740	9,519,102

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares Outstanding	Capital	Additional Paid-In Capital	Revaluation Reserves	Retained Earnings	Cumulative Translation Adjustment and Other	Total Shareholders’ Equity
	(All amounts are expressed in thousands of EUR, except number of outstanding shares)
Balances at January 1, 2002	92,392,704	46,196	2,264,225	17,788	1,178,174	209,654	3,716,037
Dividends and directors Remuneration	—	—	—	—	(81,906)	—	(81,906)
Change in cumulative Translation adjustment	—	—	—	—	—	(283,778)	(283,778)
Other	—	—	—	(2,669)	2,750	—	81
Net income	—	—	—	—	178,307	—	178,307

Balances at December 31, 2002	92,392,704	46,196	2,264,225	15,119	1,277,325	(74,124)	3,528,741
Capital Increases	231,853	116	8,943	—	(3,301)	—	5,758
Dividends and directors Remuneration	—	—	—	—	(93,536)	—	(93,536)
Change in cumulative Translation adjustment	—	—	—	—	—	(278,903)	(278,903)
Other	—	—	—	(357)	870	—	513
Net income	—	—	—	—	171,260	—	171,260

Balances at December 31, 2003	92,624,557	46,312	2,273,168	14,762	1,352,618	(353,027)	3,333,833
Capital Increases	1,044,004	522	47,759	—	(17,113)	—	31,168
Dividends	—	—	—	—	(105,462)	—	(105,462)
Change in cumulative Translation adjustment	—	—	—	—	—	(117,281)	(117,281)
Other	—	—	—	3,899	564	—	4,463
Net income	—	—	—	—	211,454	—	211,454

Balances at December 31, 2004	93,668,561	46,834	2,320,927	18,661	1,442,061	(470,308)	3,358,175

See notes to the consolidated financial statements.

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004 USD (Note 1)	2004 EUR	2003 EUR	2002 EUR
	(All amounts are expressed in thousands)
OPERATING ACTIVITIES
Net income	255,204	211,454	171,260	178,307
Minority interests	12,717	10,537	3,271	1,578
Share in results of companies accounted for under the equity method	—	—	—	(43)
Adjustments for:
Depreciation and amortization	786,593	651,747	645,893	739,908
Provisions for losses on accounts receivable and inventory obsolescence	(5,112)	(4,236)	4,658	16,454
Stock option expenses	3,154	2,613	843	7,566
Income taxes	179,491	148,721	227,386	126,081
Interest expense and similar charges	399,298	330,846	353,185	429,132
Interests and dividends received	(40,081)	(33,210)	(29,159)	(25,804)
Loss on disposal of fixed assets	15,927	13,197	15,556	11,437
Gain on disposal of fixed assets	(16,862)	(13,971)	(23,665)	(13,737)
Change in accounting method	—	—	84,701	—

	1,590,329	1,317,698	1,453,928	1,470,879

Changes in working capital requirements:
Decrease (increase) in inventories	90,178	74,719	44,264	(94,265)
Decrease (increase) in receivables	(25,719)	(21,310)	7,371	(8,435)
(Increase) decrease in prepayments and other	(14,786)	(12,251)	(8,856)	27,639
(Decrease) increase in accounts payable and other liabilities	(13,879)	(11,500)	(31,157)	96,297
Increase (decrease) in accrued income taxes	(7,871)	(6,522)	6,446	13,276
(Decrease) increase in accrued salaries and benefits	32,805	27,181	(8,106)	8,849
(Reductions) additions to provisions for liabilities and deferred taxation	15,144	12,548	(86,095)	19,585

Cash generated from operations	1,666,201	1,380,563	1,377,796	1,533,825
Interest paid	(369,933)	(306,515)	(308,234)	(375,316)
Income taxes paid	(148,960)	(123,424)	(221,032)	(121,695)

Net Cash Provided By Operating Activities	1,147,308	950,624	848,530	1,036,814

INVESTING ACTIVITIES
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(182,382)	(151,116)	(28,267)	(13,302)
Purchase of tangible fixed assets	(591,412)	(490,026)	(448,340)	(634,901)
Purchase of financial assets	(314)	(260)	(442)	(3,089)
Purchase of intangible assets	(5,146)	(4,264)	(15,725)	(9,015)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	2,486	2,060	21,213	—
Sale of tangible fixed and intangible assets	47,752	39,566	35,089	35,400
Sale of financial assets	441	365	178	—
Cash loans made and cash put in escrow	(36,056)	(29,875)	(19,936)	(8,704)
Cash received from the repayment of loans and the release of escrow	27,266	22,592	6,329	7,043
Dividends received	1,372	1,137	109	105
Interest received	38,709	32,073	29,049	25,699
Investment in debt securities	(31,015)	(25,698)	(74,202)	—
Gains on derivative instruments	—	—	12,587	—

Net Cash Used in Investing Activities	(728,299)	(603,446)	(482,358)	(600,764)

Cash Flow Before Financing Activities	419,009	347,178	366,172	436,050

DELHAIZE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	Year Ended December 31,
	2004 USD (Note 1)	2004 EUR	2003 EUR	2002 EUR
	(All amounts are expressed in thousands)
FINANCING ACTIVITIES
Proceeds from the exercise of share warrants	37,617	31,168	5,762	—
Borrowings under long-term loans	367,479	304,482	114,149	6,822
Direct financing costs	(5,989)	(4,962)	(1,975)	—
Repayment of long-term loans	(95,348)	(79,002)	(76,098)	(127,067)
Escrow for funding senior notes	—	—	(76,551)	—
Escrow maturities	11,097	9,195	2,018	—
Borrowings under short-term loans (> 3 months)	23,899	19,802	187,226	202,666
Repayment of short-term loans (> 3 months)	(6,035)	(5,000)	(237,124)	(186,876)
Repayments of short-term loans (< 3 months)	(266,371)	(220,707)	(172,500)	(100,957)
Dividends and directors remuneration paid	(112,652)	(93,340)	(81,393)	(134,529)
Dividends paid by subsidiaries to minority interests	(1,824)	(1,512)	(1,508)	(1,295)
Increase in capital of subsidiaries by minority interests	—	—	—	—
Proceeds upon conversion of stock options at a subsidiary	9,421	7,806	1,769	4,849
Purchases of treasury shares	(11,510)	(9,537)	(2,518)	(13,357)
Loss on rate-lock related to long-term bond	—	—	(2,343)	—

Net Cash Used in Financing Activities	(50,216)	(41,607)	(341,086)	(349,744)
EFFECT OF FOREIGN EXCHANGE TRANSLATION DIFFERENCES	(39,196)	(32,477)	(49,182)	(53,296)
CHANGE OF THE SCOPE OF CONSOLIDATION	(4,796)	(3,974)	—	—

Net Increase (Decrease) in Cash and Cash Equivalents	324,801	269,120	(24,096)	33,010

Cash and Cash Equivalents — Beginning of the Year	475,089	393,644	417,740	384,730

Cash and Cash Equivalents — End of the Year	799,890	662,764	393,644	417,740

Cash and cash equivalents included in the statements of cash flows are composed of the following amounts:

	December 31,
	2004 USD (Note 1)	2004 EUR	2003 EUR	2002 EUR
	(All amounts are expressed in thousands)
Cash and short-term investments	900,865	746,429	459,099	417,740
Debt securities with maturities over three months	(100,975)	(83,665)	(65,456)	—

Cash and cash equivalents	799,890	662,764	393,644	417,740

See notes to the consolidated financial statements.

DELHAIZE GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

Nature of Operations

The principal activity of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and subsidiaries (“Delhaize Group”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group’s subsidiary, Delhaize America, Inc. (“Delhaize America”) and its businesses in Belgium, the Grand-Duchy of Luxembourg and Germany (collectively, “Delhaize Belgium”). Additional food supermarkets included in Delhaize Group’s sales network, in which Delhaize Group has no direct investment, are operated under affiliate and franchise agreements.

Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depository Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

Consolidation

Generally, all companies over which Delhaize Group can exercise control or where Delhaize Group has a direct or indirect interest of more than 50% (“subsidiaries”) are fully consolidated. Companies over which joint control is exercised are proportionately consolidated. Companies for which Delhaize Group has a significant influence, particularly by owning voting rights between 10 and 50% are accounted for under the equity method. Companies whose results are not significant to Delhaize Group and whose activities are fundamentally different from that of Delhaize Group are excluded from the scope of consolidation. Unconsolidated companies are stated at historical cost less any provision required to reflect a long-term impairment of value. Subsidiaries in liquidation are valued using the equity method. All significant intercompany accounts and transactions are eliminated in consolidation. See Note 21 to the consolidated financial statements for a list of Delhaize Group’s subsidiaries at December 31, 2004 and 2003.

Fiscal Year

Delhaize Group’s year ends on December 31. The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 52 weeks through January 1, 2005 in Delhaize Group’s year ended December 31, 2004, 53 weeks through January 3, 2004 in Delhaize Group’s year ended December 31, 2003 and 52 weeks through December 28, 2002 in Delhaize Group’s year ended December 31, 2002. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar year basis. On November 26, 2004 Delhaize Group acquired Victory Super Markets (“Victory”). Victory’s results of operations are included in Delhaize Group’s 2004 consolidated results as from this date. In August 2004, Delhaize Group divested its operations in Thailand. Food Lion Thailand’s results of operations are included in Delhaize Group’s 2004 consolidated results until August 31, 2004. The results of operation of Harveys were included in Delhaize Group’s year ended December 31, 2003, prospectively from October 26, 2003, the date Delhaize Group acquired Harveys. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop ‘n Save in 2003.

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

Comparability of the Consolidated Financial Statements with those included in the Annual Report of Delhaize Group

The consolidated financial statements and related notes of Delhaize Group presented herein differ in certain respects from the consolidated financial statements and related notes presented in the 2004 Annual Report of Delhaize Group published in accordance with Belgian law. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures that have been provided in order to present these consolidated financial statements in a format more customary to readers of annual reports in the United States of America.

The translations of the euro (EUR) amounts into United States dollar (USD) amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of EUR 1 = USD 1.2069, the reference rate of the European Central Bank on June 15, 2005. Such translations should not be construed as representations that the amounts in EUR could be converted into USD at that or any other rate.

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

Foreign Currency Translation

In the consolidation, subsidiaries’ balance sheets whose functional currency is not the euro are translated at exchange rates prevailing at the end of the fiscal year. The amounts in the subsidiaries’ income statements denominated in currencies other than the euro are translated at the average daily rate (i.e., the yearly average of the rates each working day of the currencies involved). The resulting exchange rate differences are added or charged directly to shareholders’ equity. Such translations were made at the following rates of exchange:

	United States Dollar	Czech Crown (x100)	Slovak Crown (x100)	Romanian Leu (x100)	Singapore Dollar	Thai Baht (x100)	Indonesian Rupiah (x100)
	(EUR per local currency)
Rate at December 31,
2004	0.7342	3.2826	2.5810	0.0025	—	1.8766	0.0079
2003	0.7918	3.0855	2.4290	0.0024	—	2.0055	0.0094
Average Daily Rate:
2004	0.8039	3.1357	2.4986	0.0025	—	1.9951	0.0090
2003	0.8840	3.1401	2.4103	0.0027	0.5075	2.1256	0.0103
2002	1.0575	3.2464	2.3423	0.0032	0.5913	2.4560	0.0113

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

Supplemental disclosure of cash flow information is as follows:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store Properties and equipment	68,501	39,556	56,483
Capitalized lease obligations terminated for store Properties and equipment	9,184	19,121	11,184

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

Receivables/Payables

Accounts receivable are recorded at their face value less provisions for uncollectible amounts. Accounts payable are recorded at their face value. Generally, amounts receivable and payable in currencies other than the functional currency of each consolidated entity are valued at the exchange rate on the reporting date. The resulting conversion difference is written off if it is a loss or deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are deferred, as an offset to shareholders’ equity, and recognized based on the principle of matching expenses to the income to which they relate.

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

Intangible Assets

Intangible assets primarily include goodwill and rights to use trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. Delhaize Group separates goodwill created from equity purchases of businesses, classified in Goodwill arising on consolidation, net, and goodwill created from asset purchases of businesses, classified in Intangible assets, net. Goodwill created from equity purchases of businesses is amortized over their estimated useful lives on a straight-line basis over a period not exceeding 20 to 40 years. The choice of rate depends on the country where the investment is made: 40 years for countries with mature economies and 20 years for countries with emerging economies. The rights to use trade names, other intangible assets, and goodwill created from asset purchases of businesses are amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years, as follows:

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

Delhaize Group has several “loyalty card” programs that provide its customers with discounts and incentives on purchases. The discounts and incentives offered through these cards include price discounts from the regular retail price for specific items, “buy one, get one free” incentives, and earning of “points” or similarly named awards that may later be submitted for point of sale discounts. The vendors fund some of the discounts, while Delhaize Group funds others. In either case, the sale is recorded at the net amount received from the customer. The cost of both items associated with a “buy one, get one free” promotion is reflected in cost of sales. That is, the expense associated with the “free” product delivered at the time of sale of another product is classified as “cost of goods sold.” Funding from vendors is generally recognized in the period the related products are sold and is recorded as a reduction in “cost of goods sold.” A liability is recorded at the point of sale when “points” or similarly named awards that may later be submitted for point of sale discounts are earned by the customer.

Cost of Goods Sold

Purchases are recorded net of cash discounts and other supplier discounts relating to Delhaize Group buying and merchandising activities.

Supplier Allowances

Delhaize Group receives allowances, credits and income from suppliers primarily for in-store promotions, co-operative advertising, new product introduction, and volume incentives.

Income from suppliers for in-store promotions are non-refundable credits or payments that are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectability is reasonably assured. This income is included in “other operating income.” Income from co-operative advertising is recognized in the period the related advertising occurs as “other operating income.” Income from new product introduction are allowances received to compensate for costs incurred associated with product handling and are recognized over the product introductory period as “cost of goods sold.”

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

Advertising Costs

Advertising costs are expensed as incurred and classified in “selling, administrative, and other operating expenses.” Delhaize Group recorded advertising expense of EUR 119.9 million in 2004, EUR 123.2 million in 2003 and EUR 151.4 million in 2002.

Interest and Similar Charges

Interest expense and similar charges were EUR 330.8 million, EUR 353.2 million and EUR 429.1 million for the years ended December 31, 2004, 2003 and 2002, respectively, net of interest amounts capitalized of EUR 1.7 million, EUR 2.9 million and EUR 2.7 million, respectively.

Store Opening Costs

Costs associated with the opening of new stores are expensed as incurred.

Store Closing Costs

Plans related to store closings are completed within one year of making the decision to close, and Delhaize Group generally intends to complete the closings within a one year period following the business decision to close. As most of the Delhaize Group’s stores are located in leased facilities, a lease liability is recorded for the fair value of the contractual lease obligation, generally determined as the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. In addition, Delhaize Group records a liability for expenditures to be incurred after the store closing which are contractually required under leases or local ordinances for site preservation during the period before lease termination or the end of the lease term. These other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes (all of which are contractually required payments under the lease agreements) over the remaining lease term. The value of owned property and equipment related to a closed store is reduced to reflect recoverable values based on Delhaize Group’s previous experience in disposing of similar assets and current economic conditions. Any reduction in the recorded value of owned property and equipment for closed stores is reflected as an asset impairment charge. Disposition efforts related to store leases and owned property begin immediately following the store closing.

Inventory write-downs, if any, in connection with store closings, are classified in “cost of goods sold” for store closings in the ordinary course of business and in “other exceptional expenses” for store closings outside the ordinary course of business. Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized and measured at its fair value at the communication date. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

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

Self-Insurance

Delhaize America is self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for automobile liability and USD 3.0 million per accident for general liability, with an additional USD 5.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in the development of the actuarial estimates are grounded upon our historical claims data, including the average monthly claims and the average lag time between incurrence and payment. It is possible that the final resolution of some of these claims may require Delhaize America to make significant expenditures in excess of its existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. Delhaize America recorded self-insurance expense of EUR 45.9 million in 2004, EUR 55.2 million in 2003 and EUR 62.0 million in 2002. Total claim payments were EUR 37.6 million in 2004, EUR 42.7 million in 2003 and EUR 50.4 million in 2002. Self-insurance liabilities were EUR 100.5 million and EUR 102.8 million at December 31, 2004 and 2003, respectively and have been classified as accrued liabilities in “provisions for liabilities and deferred taxation.”

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

Delhaize Belgium is partially self-insured through Redelcover S.A., a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxembourg, for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages and similar insurable risks. Self-insurance expense and claim payments for each of the three years in the period ended December 31, 2004 were not significant.

Benefit Plans

According to the laws and customary practices of each country, the subsidiaries in Delhaize Group have obligations in terms of pension and other retirement plans, life and disability insurance plans, medical plans applicable to active employees and other benefit plans. Delhaize Group accounts for defined benefit and defined contribution plans for its United States subsidiaries under the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). For all other consolidated entities, Delhaize Group accounts for obligations for its defined benefit and defined contribution plans as expense as contributions are made. Delhaize Group recorded expense related to these plans of EUR 185.6 million in 2004, EUR 202.8 million in 2003 and EUR 225.6 million in 2002.

Exceptional Income and Exceptional Expenses

Exceptional income and exceptional expenses primarily represent income and expenses incurred outside of Delhaize Group’s normal ongoing business operations (i.e., food retail sales) and include gains and losses on disposals of fixed assets. During 2004, 2003 and 2002, exceptional income and exceptional expenses consisted of the following:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in millions of EUR)
Gains on disposals of fixed assets	6	14	14
Losses on disposals of fixed assets	(10)	(16)	(11)
Costs related to the share exchange with Delhaize America	—	—	(1)
Costs incurred to close 42 Delhaize America stores	—	(31)	—
Costs incurred relating to store closing provisions and an asset impairment at Delvita	(2)	1	(10)
Costs incurred to close four Food Lion Thailand stores	—	—	(3)
Change in accounting method at Delhaize America	—	(85)	—
Costs incurred due to hurricanes	(6)	(15)	—
Impairment on goodwill and other intangible assets at Food Lion Thailand and Mega Image	—	(9)	—
Asset impairments at Kash n’ Karry and Delhaize Belgium	—	(6)	—
Impairment on investment in WWRE	—	(7)	—
Costs incurred to close 34 Kash n’ Karry stores and to rebrand Kash n’ Karry	(107)	—	—
Loss on sale of Super Dolphin	(1)	—	—
Loss on divestiture of Food Lion Thailand	(3)
Gain on disposal of investment in Shop N Save	—	10	—
Other (expense) income, net	—	(1)	(2)

Total exceptional expense, net	(123)	(145)	(13)

Reclassifications

Certain financial statement items previously reported have been reclassified to conform to the current year presentation.

Note 2 Business Acquisitions

In 2004, Delhaize Group acquired U.S.-based Victory Super Markets (“Victory”), a company which operates 19 supermarkets, 17 in central and southeastern Massachusetts and 2 in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million for the acquisition of Victory. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 27, 2004.

The net purchase price was initially allocated as follows:

(All amounts are expressed in thousands of EUR)
Current assets	17,763
Property and equipment	14,618
Goodwill	131,101
Other non-current assets	128
Current liabilities	(19,864)

Purchase price	143,746

In June 2004, Delhaize Group sold its interest of 70.0 % in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0 % of Mega Image, 18.6 % of Mega Dolphin, 13.2 % of Mega Doi, 30.0 % of A.T.T.M. Consulting and Commercial and 30.0 % of NP Lion Leasing and Consulting). These transactions were consumated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Trouken-Peeters, for an aggregate price of EUR 5.7 million. Each company operates one supermarket in Belgium.

In 2003, Delhaize Group acquired U.S.-based Harveys, a company that operates 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million for the acquisition of Harveys and assumed EUR 14.7 million in accounts payable and other short-term liabilities associated with the operations of Harveys. Harveys results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

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

Note 3 Debt Issuance Costs, Net

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Balance at beginning of year	14,750	17,376
Additions	4,962	1,975
Amortization	(2,655)	(1,935)
Translation effect	(782)	(2,666)

Balance at end of year	16,275	14,750

In 2004, additions to the debt issuance costs relate to the issuance of convertible bonds by Delhaize Group S.A. of EUR 300 million.

Note 4 Intangible Assets, Net

Intangible assets, net, consist primarily of goodwill created from asset purchases of businesses, trade names, distribution networks, assembled workforce, favorable lease rights and prescription files. (See Note 1 to the consolidated financial statements).

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
COST
Balance at beginning of year	1,072,493	1,268,113
Sales and disposals	(48,151)	(2,879)
Interaccount transfers and other	(1,512)	2,518
Acquisitions and divestitures	1,538	19,820
Translation effect	(72,048)	(215,079)

Balance at end of year	952,320	1,072,493
ACCUMULATED DEPRECIATION, AMORTIZATION AND OTHER
Balance at beginning of year	186,087	146,901
Current year expenses	105,556	72,909
Sales and disposals	(47,531)	(2,622)
Interaccount transfers and other	(2,052)	672
Translation effect	(17,709)	(31,773)

Balance at end of year	224,351	186,087

NET BOOK VALUE OF INTANGIBLE ASSETS AT END OF YEAR	727,969	886,406

Note 5 Goodwill Arising on Consolidation, Net

Goodwill arising on consolidation, net, consists primarily of goodwill created from equity purchases of businesses (see Note 1 to the consolidated financial statements).

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Balance at beginning of year	2,886,678	3,163,132
Change due to acquisitions and disposals of businesses (including increases in holding percentages)	136,428	(2,214)
Amortization and impairment expense	(82,681)	(92,393)
Translation effect	(73,312)	(181,847)

Balance at end of year	2,867,113	2,886,678

Note 6 Tangible Fixed Assets, Net

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Land and buildings	1,165,199	1,178,953
Plant, machinery and equipment	834,402	895,458
Furniture, fixtures and vehicles	157,282	144,728
Property under capital leases	454,423	468,219
Other tangible fixed assets	452,179	487,959
Construction in progress and advance payments	46,614	28,648

Total	3,110,099	3,203,965

	Land and Buildings	Plant, Machinery and Equipment	Furniture, Fixtures and Vehicles	Property Under Capital Leases	Other Tangible Fixed Assets	Construction in Progress and Advance Payments
	(All amounts are expressed in thousands of EUR)
COST	1,407,124	1,854,097	323,720	601,511	942,022	31,919
Balance at December 31, 2003
Additions	91,018	199,838	69,060	68,531	84,313	45,667
Sales and disposals	(32,166)	(62,907)	(12,479)	(12,007)	(17,333)	(2,977)
Interaccount transfers and other	(3,602)	(1,580)	(1,066)	(4,923)	18,129	(25,091)
Acquisitions and divestitures	(163)	10,810	(183)	—	2,565	—
Translation effect	(49,626)	(106,746)	(18,810)	(46,771)	(59,748)	(2,093)

Balance at December 31, 2004	1,412,585	1,893,512	360,242	606,341	969,948	47,425
REVALUATION SURPLUS:
Balance at December 31, 2003	32,692	—	—	—	—	—
Recorded	8,426	—	—	—	—	—

Balance at December 31, 2004	41,118	—	—	—	—	—
ACCUMULATED DEPRECIATION AND OTHER
Balance at December 31, 2003	260,863	958,639	178,992	133,292	454,063	3,271
Depreciation expense	43,496	220,459	47,159	44,938	103,744	503
Reversal of depreciation expense due to disposals of assets and other	(7,205)	(55,883)	(11,742)	(6,621)	(8,430)	(1,995)
Interaccount transfers and other	(843)	(5,723)	(1,262)	(8,886)	467	(1,059)
Acquisitions and divestitures	416	(224)	(775)	—	(79)	—
Translation effect	(8,223)	(58,158)	(9,412)	(10,805)	(31,996)	91

Balance at December 31, 2004	288,504	1,059,110	202,960	151,918	517,769	811

NET BOOK VALUE OF TANGIBLE FIXED ASSETS AT DECEMBER 31, 2004	1,165,199	834,402	157,282	454,423	452,179	46,614

Net book value at December 31, 2004 of property under capital leases consists mainly of land and buildings.

Note 7 Long-Term Investments and Receivables, Net

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Companies accounted for under the equity method:
Investments	—	238
Other:
Investments	1,629	1,603
Other	97,478	103,702

Total	99,107	105,543

Investments at December 31, 2004 primarily represent Delhaize Group’s investment in the Worldwide Retail Exchange (“WWRE”), an electronic business-to-business market place. This investment of EUR 1.1 million represents an ownership of approximately 5.6%. In 2003, an impairment of EUR 7.1 million was recorded on Delhaize Group’s investment in WWRE.

“Other” at December 31, 2004 primarily consist of amounts in escrow, deposits and securities. In October 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2004 and 2003, EUR 47.9 million and EUR 58.4 million in aggregate principal amount of these notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2004, restricted funds of EUR 53.5 million are recorded in “long-term investments and receivables.”

As of December 31, 2003, restricted funds of EUR 66.7 million are recorded in “long-term investments and receivables.”

Note 8 Inventories, Net

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Consumables	8,199	8,450
Goods for resale	1,223,271	1,342,145
Other	14,691	26,285

Total	1,246,161	1,376,880

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

Note 9 Receivables, Net

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Trade receivables, net	435,249	415,288
Non-trade receivables	21,937	41,256

Total	457,186	456,544

Trade receivables primarily represent receivables from franchised and affiliated stores, receivables from suppliers for charge-backs for in-store promotion and advertising, for co-operative advertising and for supplier allowances, representing volume rebates earned from buying and merchandising activities, and customer returned checks. See Note 1 to the consolidated financial statements.

Allowances for doubtful accounts at December 31, 2004, 2003 and 2002 were as follows:

	December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Balance at beginning of year	20,770	19,513	18,969
Additions charged to expense	804	3,931	5,367
Other	(51)	(76)	—
Write-offs and recoveries	(2,927)	(1,362)	(3,440)
Translation effect	(248)	(1,236)	(1,383)

Balance at end of year	18,348	20,770	19,513

Note 10 Deferred Taxation

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Deferred tax assets:
Deferred tax assets of United States subsidiaries	4,072	5,547
Deferred tax assets of other subsidiaries	1,255	584

Total deferred tax assets	5,327	6,131

Deferred tax liabilities:
Deferred tax liabilities of United States subsidiaries	287,006	324,528
Deferred tax liabilities of other subsidiaries	54,759	54,547

Total deferred tax liabilities	341,765	379,075

Net deferred tax liabilities	336,438	372,944

Note 11 Shareholders’ Equity

Ordinary Shares

There were 93,668,561 and 92,624,557 Delhaize Group ordinary shares outstanding at December 31, 2004 and 2003, respectively (par value of EUR 0.50). Included in the shares outstanding at December 31, 2004 and 2003, were respectively 294,735 and 318,890 ordinary shares held as treasury shares. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable equity, including the earnings of the latest fiscal year. The shareholders at Delhaize Group’s annual general meeting must approve such dividends.

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

Legal Reserves

Under Belgian law, 5% of net income must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital par value. At December 31, 2004, Delhaize Group’s legal reserve was EUR 4.7 million and classified in “retained earnings.” Generally, this reserve cannot be distributed to the shareholders other than in liquidation.

Authorized Capital

As authorized by the extraordinary general meeting of shareholders held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

Share Repurchases

As authorized by the extraordinary general meeting of shareholders held on May 26, 2005, the Board of Directors of Delhaize Group is authorized to purchase Delhaize Group’s ordinary shares, for a period of three years expiring in June 2008, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group.

The extraordinary general meeting of shareholders held on May 22, 2003 renewed the authorization granted to the Board of Directors of Delhaize Group to purchase, with no special conditions attached, a maximum of 10% of the outstanding Delhaize Group shares at a price between EUR 1 and EUR 150 for a period of 18 months expiring in November 2004.

In addition, on May 26, 2005, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2004. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

Retained Earnings

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Consolidated retained earnings	1,326,862	1,224,071
Parent retained earnings	115,199	128,547

Total	1,442,061	1,352,618

Note 12 Long-term Debt

Long-term Borrowings

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Non-subordinated borrowings:
Debentures, 9.00% (due 2031), unsecured	627,707	676,960
Notes, 8.125% (due 2011), unsecured	807,576	870,943
Notes, 7.375% (due 2006), unsecured	413,673	475,060
Notes, 7.55% (due 2007), unsecured	106,281	118,490
Notes, 8.05% (due 2027), unsecured	89,311	96,164
Other Notes, 6.31% to 14.15% (due 2005 to 2016), unsecured	50,790	61,026
Convertible bonds, 2.75% (due 2009)	300,000	—
Bonds, 4.625% (due 2009), unsecured	149,410	149,274
Bonds, 5.50% (due 2006), unsecured	150,000	150,000
Bonds, 8.00% (due 2008), unsecured	100,509	100,659
Financing lease, 7.25% (due 2005 to 2018)	8,079	8,234
Medium-term Treasury Program notes, 6.80% (due 2006), unsecured	12,395	12,395
Medium-term Credit Institution Borrowings, 3.11% (see Note 13 to the consolidated financial statements)		—
Mortgages payable, 7.55% to 8.65% (due 2005 to 2016)	7,073	20,248

Total non-subordinated borrowings	2,822,804	2,739,453
Less: current portion	(9,458)	(9,951)

Total non-subordinated borrowings, long-term	2,813,346	2,729,502

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

In 2004, Delhaize Group repurchased USD 36.5 million (EUR 29.3 million) of Delhaize America’s USD 600 million (EUR 440.2 million) 7.375% notes, USD 5.0 million (EUR 4.0 million) of its USD 150 million (EUR 110.1 million) 7.55% debt securities, and retired through early redemption USD 10.9 million (EUR 8.0 million) of mortgage payables and other debt, resulting in a loss of USD 4.5 million (EUR 3.6 million) recorded in other financial expenses.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing these notes. As of December 31, 2004 and 2003, USD 65.2 million (EUR 47.9 million) and USD 73.8 million (EUR 58.4 million) in aggregate principal amount of these notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2004 and 2003, restricted funds of USD 72.9 million (EUR 53.5 million) and USD 84.3 million (EUR 66.7 million) were recorded in “long-term investments and receivables.”

In May 2003, Delhaize Finance, a fully-owned subsidiary of Delhaize Group issued bonds having an aggregate principal amount of EUR 100 million, for net proceeds of EUR 98.7 million (“the 2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. The 2003 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands. At the same time, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate of the 2003 Eurobonds for variable rates. (See Note 18 to the consolidated financial statements).

During the last half of 2002, Delhaize America repurchased USD 45.0 million (EUR 47.6 million) of its USD 900 million (EUR 858.2 million) 9.00% debentures due 2031 and USD 24.0 million (EUR 25.4 million) of its 8.05% notes due 2027, resulting in a gain of USD 4.9 million (EUR 5.1 million).

During 2002, Delhaize America entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of the debt from fixed to variable rates (see Note 18 to the consolidated financial statements).

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). EUR 12.4 million in medium-term notes were outstanding at December 31, 2004 and 2003 under the Treasury Program.

Capitalized Lease Commitments

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Capitalized lease commitments	560,351	571,981
Less: current portion	(30,030)	(28,853)

Total capitalized lease commitments, long-term	530,321	543,128

Long-term Debt by Maturity Date

The maturity dates of long-term debt at December 31, 2004 are as follows:

	Amounts Falling Due Within One Year	Amounts Falling Due After One Year and Within Five Years	Amounts Falling Due After Five Years
	(All amounts are expressed in thousands of EUR)
Non-subordinated borrowings	9,458	1,272,086	1,541,260
Capitalized lease commitments	30,030	144,521	385,800
Other	1,735	21,671	258

Total	41,223	1,438,278	1,927,318

Approximate maturities of long-term debt at December 31, 2004 are as follows (in thousands of EUR):

2005	41,223
2006	643,549
2007	151,572
2008	148,395
2009	494,762
Thereafter	1,927,318

Total	3,406,819

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
United States dollars	2,690,789	2,913,854
Euros	714,012	413,329
Other currencies	2,018	139

Total	3,406,819	3,327,322

Collateralizations

The portions of Delhaize Group’s long-term borrowings and capitalized lease commitments that were collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets, are as follows:

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Non-subordinated borrowings	11,512	47,260
Capitalized lease commitments	—	6

Total	11,512	47,266

At December 31, 2004 and 2003, EUR 30.4 million and EUR 58.6 million, respectively, in assets were pledged as collateral for mortgages.

Debt Covenants

Delhaize Group is subject to certain affirmative and negative covenants related to debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2004 and at December 31, 2003, Delhaize Group was in compliance with all such covenants.

Guarantees

Delhaize America and some of its subsidiaries (Food Lion LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores Inc. and J.H. Harvey Co. LLC) representing together more than 97% of consolidated assets, pretax earnings, cash flow, and equity of Delhaize America, fully and unconditionally, jointly and severally guarantee Delhaize America’s 7.375% notes due 2006, 7.55% notes due 2007, 8.125% notes due 2011, 8.05% notes due 2027 and 9.000% debentures due 2031. The guarantor subsidiaries are wholly owned subsidiaries of Delhaize America.

Note 13 Short-term Borrowings

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Short-term Credit Institution Borrowings	20,677	85,995
Short-term Treasury Program Notes	—	153,021

Total	20,677	239,016

At December 31, 2004, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 257.0 million) in committed lines of credit. The credit facility is secured by certain inventory of Delhaize America’s retail operating subsidiaries. The USD 350 million facility expires in July 2005 and contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio and a maximum leverage ratio. At December 31, 2004, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2004 and December 31, 2003 and had no borrowings during 2004 and 2003. On April 22, 2005, Delhaize America entered into a new USD 500.0 million (EUR 367.1 million) five-year unsecured revolving credit agreement, replacing and terminating the existing USD 350.0 (EUR 257.0 million) secured credit agreement maturing July 2005. (See Note 20 to the consolidated financial statements).

At December 31, 2004 and 2003, the European and Asian companies of Delhaize Group had together credit facilities (committed and uncommitted) of EUR 507.1 million and EUR 655.3 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings – see Note 12 to the consolidated financial statements (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks.

Delhaize Group had in Europe and Asia EUR 20.7 million and EUR 86.0 million outstanding at December 31, 2004 and 2003, respectively, in Short-term Credit Institution Borrowings, with an average interest rate of 3.37% and 3.17% respectively. During 2004, Delhaize Group had in Europe and Asia average borrowings of EUR 66.1 million at daily average interest rate of 3.17%.

The Credit Institution Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2004 and December 31, 2003, Delhaize Group was in compliance with all such covenants.

In Belgium, Delhaize Group had no short term notes outstanding under the EUR 500 million Treasury Program (see Note 12 to the consolidated financial statements) at December 31, 2004, compared to EUR 153.0 million at December 31, 2003.

Note 14 Accounts Payable and Other Liabilities

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Accounts payable	1,336,650	1,326,322
Notes payable	—	4,237
Accrued expenses and deferred income	129,813	147,014
Other liabilities	36,788	54,352

Total	1,503,251	1,531,925

Accrued expenses and deferred income primarily represent accrued interest, other accrued expenses (primarily rents, utility expenses and insurance premiums) and deferred income that consists primarily of amounts received from suppliers that are not earned at the balance sheet date.

Note 15 Average Workforce and Employment Costs

	2004	2003	2002
Average Workforce
Manual workers	11,586	15,268	14,622
Salaried and store employees	117,680	120,380	120,084
Management	8,782	5,206	5,608

Total	138,048	140,854	140,314

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Employment Costs
Salaries and direct benefits	1,893,610	1,968,805	2,232,090
Employer’s social security contributions	223,312	230,701	245,912
Employer’s premiums for supplementary insurance	148,755	146,651	163,568
Other personnel expenses	14,965	11,858	8,651
Pensions	36,823	56,163	62,073

Total	2,317,465	2,414,178	2,712,294

Note 16 Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from 3 to 27 years with renewal options ranging from 3 to 27 years. The average remaining lease term for closed stores was 6.4 years. The following schedule details, at December 31, 2004, the future minimum lease payments under capital and operating leases:

		Operating Leases
	Capital Leases	Open Stores	Closed Stores
	(All amounts are expressed in thousands of EUR)
2005	97,339	181,118	28,534
2006	96,196	178,844	27,229
2007	95,229	170,989	26,187
2008	94,463	160,225	25,100
2009	92,141	148,596	22,568
Thereafter	676,172	1,259,235	114,423

Total minimum payments	1,151,540	2,099,007	244,041

Less estimated executory costs	20,724

Net minimum lease payments	1,130,816
Less amount representing interest	570,465

Present value of net minimum lease payments	560,351

Minimum payments have not been reduced by minimum sublease income of EUR 45.4 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases for open and closed stores was EUR 245.4 million, EUR 259.6 million and EUR 291.4 million in 2004, 2003 and 2002, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2004. The leases generally range from 3 to 27 years with renewal options generally ranging from 3 to 27 years. Total future minimum rents under these agreements will be approximately EUR 187.1 million.

Provisions of EUR 100.5 million and EUR 99.8 million at December 31, 2004 and 2003, respectively, for remaining lease liabilities on closed stores were included in Accrued liabilities, less the current portion. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

Lease Accounting Adjustments

In 2004 and early 2005, Delhaize Group conducted a review of its historical lease accounting, including consideration of a letter from the Chief Accountant of the Securities Exchange Commission (“SEC”) to the American Institute of Certified Public Accountants, dated February 7, 2005, which provided clarification of the SEC staff’s interpretation on certain lease accounting issues. As a result of this review, Delhaize Group recorded an adjustment in the fourth quarter of 2004 representing a non-cash charge to earnings of EUR 5.1 million after tax, and an increase in assets and liabilities of EUR 25.4 million and EUR 31.7 million, respectively, at December 31, 2004. The adjustment reflects a change in the depreciable lives for buildings to conform to the associated ground lease term, the recognition of straight-line rent expense over the ground lease term, and the recording of certain lease assets and obligations where lessee involvement during asset construction and where sale-leaseback transactions with renewal options precluded operating lease accounting. Delhaize Group believes that the impact of the adjustment is immaterial to both the current year and to any individual prior year. The adjustment does not affect sales, historical or future cash flows, or the timing or amounts of lease payments and has no impact on Delhaize Group compliance with its debt covenants. Furthermore, the impact of the adjustment is not expected to have a material impact on Delhaize Group future earnings.

Note 17 Segment Information

Delhaize Group is engaged in one line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics. The operation of food supermarkets represents more than 92% of Delhaize Group’s consolidated revenue and was its only reportable segment in 2004, 2003 and 2002.

Information regarding Delhaize Group’s geographic locations is as follows:

	United States	Belgium *	Other	Total
	(All amounts are expressed in thousands of EUR)
Year Ended December 31, 2004:
Sales	12,739,012	3,871,278	1,361,299	17,971,589
Assets in use for operational activities **	2,306,349	569,266	333,591	3,209,206
Income (loss) before minority interests	106,751	111,873	3,367	221,991
Net income (loss)	106,751	111,845	(7,142)	211,454
Year Ended December 31, 2003:
Sales	13,743,284	3,674,934	1,402,270	18,820,488
Assets in use for operational activities **	2,466,191	508,368	334,949	3,309,508
Income (loss) before minority interests	80,561	103,813	(9,843)	174,531
Net income (loss)	80,561	103,795	(13,096)	171,260
Year Ended December 31, 2002:
Sales	15,883,724	3,420,256	1,384,456	20,688,436
Assets in use for operational activities **	2,951,367	480,039	347,485	3,778,891
Income (loss) before minority interests	152,091	47,729	(19,935)	179,885
Net income	152,091	47,707	(21,491)	178,307

*	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany and includes corporate expenses incurred by the parent company.
**	Assets in use for operational activities represent all geographic long-term assets less debt issuance costs, intangible assets and goodwill arising on consolidation.

Note 18 Derivative Instruments

During 2004, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary Czech Crown 2.2 billion, or EUR 67.5 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 4.23% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 67.5 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 3.94% on the expiration dates. The fair value of these swaps at December 31, 2004 was offset by a net unrealized gain on Delhaize Group’s Czech Crown loan.

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million Eurobond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00% and the variable rate is based on the 3 month EURIBOR, and is reset on a quarterly basis.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. In December 2003, Delhaize America cancelled USD 100 million (EUR 79.2 million) of the 2011 interest rate swap arrangement. The notional principal amounts of the interest rate swap arrangements at December 31, 2003 were USD 300 million (EUR 220.2 million) maturing in 2006 and USD 100 million (EUR 73.4 million) maturing in 2011.

The interest rate swap agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense.

During 2003, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary Czech Crown 2.2 billion, or EUR 69.5 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 3.27% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 69.5 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 3.28% on the expiration dates. The fair value of these swaps at December 31, 2003, was offset by a net unrealized gain on Delhaize Group’s Czech Crown loan.

During 2002, in order to hedge an intercompany receivable in USD, a subsidiary of Delhaize Group purchased “Call EUR/Put USD” European options that gave Delhaize Group the right to sell USD for a total amount of USD 114.8 million, with exercise prices from 1.0376 USD to 1.0422 USD for 1 EUR. At the same time, Delhaize Group sold “Call USD/Put EUR” European options that gave the counterparties the right to buy USD from Delhaize Group for a total amount of USD 114.8 million, with an exercise price of 1 USD for 1 EUR. The exercise date of these options was May 23, 2003. On May 23, 2003, Delhaize Group exercised the “Call EUR/Put USD” options, selling USD 114.8 million for EUR 110.6 million. At the same date, Delhaize Group purchased spot USD 114.8 million for EUR 98.0 million, and realized a gain of EUR 12.6 million. This gain offset the loss realized by Delhaize Group on the payment, on May 23, 2003, through a capital contribution by Delhaize America of a USD 114.8 million dividend declared in December 2002.

During 2002, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge the foreign currency risk of an intercompany loan denominated in a currency (USD) other than its functional currency. The maturity date of the foreign currency swap, which matches the maturity date of the underlying debt, is December 12, 2006. The foreign currency swap required Delhaize Group’s subsidiary to pay the bank USD 38.0 million (EUR 37.7 million) on the trade date in exchange for the same amount delivered from the bank on the expiration date as well as annual interest payments on this amount by the bank. These interest payments are based on the 12 month USD LIBOR and are reset annually. The terms of the foreign currency swap also provided Delhaize Group’s subsidiary with EUR 37.7 million on the trade date in exchange for the same amount delivered to the bank on the expiration date and annual interest payments by Delhaize Group’s subsidiary on this amount. These interest payments are based on the 12 month EURIBOR and are reset annually.

During 2002, a subsidiary of Delhaize Group entered into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in a currency (Czech Crown) other than its functional currency. In the aggregate, the foreign currency swaps provided Delhaize Group’s subsidiary Czech Crown 2.2 billion, or EUR 69.8 million, on the trade dates in exchange for the same amount delivered to the bank with interest accrued at a weighted average rate of 4.92% on the expiration dates. The terms of the foreign currency swaps also required Delhaize Group’s subsidiary to pay the bank EUR 69.8 million on the trade dates in exchange for the same amount delivered from the bank with interest accrued at a weighted average rate of 4.20% on the expiration dates. The fair value of these swaps at December 31, 2002, was offset by a net unrealized gain on Delhaize Group’s Czech Crown loan.

During 2002, a subsidiary of Delhaize Group entered into a foreign currency swap with a commercial bank to hedge the foreign currency risk on an intercompany loan denominated in a currency (USD) other than its functional currency. The terms of the foreign currency swap provided Delhaize Group’s subsidiary USD 3.5 million (EUR 3.4 million) on December 31, 2002 in exchange for the same amount delivered to the bank on March 31, 2003. The terms also required Delhaize Group’s subsidiary to pay the bank EUR 3.35 million on December 31, 2002 in exchange for EUR 3.37 million delivered from the bank on March 31, 2003.

Note 19 Commitments and Contingencies

In 2001, Delhaize Group, through its Greek subsidiary Alfa Beta, entered into an agreement to acquire Trofo, a Greek food retailer, for EUR 66.9 million. Delhaize Group paid EUR 49.3 million in 2001. The payment of the remaining consideration of EUR 17.6 million was subject to the outcome of arbitration proceedings and was placed in an escrow account. In 2004, this amount was released from the escrow account in favor of Alfa-Beta. The former Trofo shareholders have filed a petition for annulment of the arbitration procedure.

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

We continue to experience tax audits in jurisdictions in which we do business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in audit and assessment activity during both financial years 2003 and 2004 in both the United States and Greece. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operation.

Note 20 Subsequent Events

On February 18, 2005, Delhaize Group announced that one of its subsidiaries, Delvita SK reached a binding agreement to sell its 11 Slovak stores to the German retailer Rewe Group for EUR 7.7 million (excluding inventories). In May 2005, the Slovak antitrust authorities approved the transaction. This sale will allow Delvita to focus on its core activities in the Czech Republic.

In May 2005, Delhaize Group acquired Cash Fresh, a chain of 43 supermarkets mainly in northeastern Belgium. Cash Fresh recorded sales of EUR 209 million in 2004. Cash Fresh was acquired for a maximum amount of EUR 118.6 million, subject to contractual adjustments. An additional EUR 51 million has been paid to acquire real estate of Cash Fresh. The results of Cash Fresh will be consolidated in Delhaize Group’s results from May 31, 2005. The Cash Fresh stores will be converted to the Delhaize banner over time.

On April 22, 2005, Delhaize America entered into a new USD 500.0 million (EUR 367.1 million) five-year unsecured revolving credit agreement, replacing and terminating the existing USD 350.0 (EUR 257.0 million) secured credit agreement maturing July 2005. The new credit agreement contains affirmative and negative covenants similar to the previously existing agreement, with exception for the asset coverage ratio. Delhaize America filed a Current Report on Form 8-K on April 26, 2005 with the Securities and Exchange Commission, disclosing our entry into the new credit agreement and the termination of the previous credit agreement.

At the Ordinary General Meeting held on May 26, 2005, the Board of Directors proposed the payment of a gross dividend of EUR 1.12 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, March 9, 2005, therefore amounted to EUR 105.3 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, Delhaize Group had to issue new shares between the date of adoption of the annual accounts by the Board of Directors, March 9, 2005, and the date of their approval by the Ordinary General Meeting of May 26, 2005 (the “General Meeting”). The Board of Directors communicated at the Ordinary General Meeting, the aggregate number of shares entitled to the 2004 dividend, which was 94,162,399, and submitted for approval to this meeting the aggregate final amount of the dividend of EUR 105.5 million which was approved by this meeting. The consolidated financial statements of 2004 as presented in this annual report reflect the dividend as approved by the General Meeting.

In 2005, Delhaize Group began reporting its financial results under International Financial Reporting Standards (IFRS) as endorsed by the European Union versus Belgian GAAP. Delhaize Group will publish two comparative years (2003 and 2004) in its 2005 annual report prepared under IFRS. On May 4 2005, Delhaize Group published a document detailing its conversion to IFRS including a reconciliation of shareholder’s equity and net profit between Belgian GAAP and IFRS and preliminary consolidated IFRS compliant balance sheets, income statements, segment information, statements of cash flows and statement of changes in shareholders’ equity for 2003, 2004 and first quarter 2004. The statements are considered preliminary because the IFRS rules are subject to ongoing review and interpretation by the International Accounting Standards Board and International Financial Reporting Interpretations committee. As a result, the Group may need to review some accounting treatments used for the purpose of preparing the preliminary statements until it prepares its first complete set of IFRS financial statements for the year ended December 31, 2005. Because Delhaize Group, as a foreign listed company on the New York Stock Exchange is required to reconcile its financial result to US GAAP annually and Delhaize America, the Group’s largest subsidiary publishes its financial statements under US GAAP quarterly, Delhaize Group has aligned its IFRS accounting policies with US GAAP requirements as closely as feasible.

Note 21 List of Consolidated and Associated Companies at December 31, 2004 and 2003

A. Fully Consolidated

	Country	Share held (in %)		Share held (in %)		Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in%)
Name of Company		2004	2004	2003	2003	2004	2003
Aidi Center S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Alfa-Beta Vassilopoulos S.A.	Greece	—	50.6	—	50.6	50.6	50.6
Aniserco S.A.	Belgium	72.2	27.8	72.2	27.8	100.0	100.0
Athenian Real Estate Development, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Atlas A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Cyprus	100.0	—	70.0	—	100.0	70.0
Boney Wilson & Sons, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delhaize America, Inc.	United States	80.6	19.4	80.6	19.4	100.0	100.0
Delhaize Deutschland GmbH	Germany	100.0	—	100.0	—	100.0	100.0
Delhaize Finance B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Delhaize Insurance Comp., Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delhaize Luxembourg	Luxembourg	100.0	100.0	100.0	—	100.0	100.0
Delhaize The Lion America, Inc.	United States	100.0	—	100.0	—	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delhaize “The Lion” Nederland B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Thailand	100.0	—	100.0	—	100.0	100.0
Delhome S.A.	Belgium	80.0	20.0	80.0	20.0	100.0	100.0
Delimmo S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delnemo A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
Delrest, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Delshop S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Delvita A.S.	Czech Republic	—	100.0	—	100.0	100.0	100.0
Delvita SK, S.R.O.	Slovakia	—	100.0	—	100.0	100.0	100.0
Distra S.A.	Belgium	100.0	—	—	—	100.0	—
DZA Brands, LLC	United States	—	100.0	—	100.0	100.0	100.0
ENA S.A.	Greece	—	100.0	—	100.0	50.6	50.6
Essex Realty Corp., Inc.	United States	—	100.0	—	100.0	100.0	100.0
FL Food Lion, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Food Lion, LLC	United States	—	100.0	—	100.0	100.0	100.0
Golden Power 95 Com S.R.L.	Romania	—	100.0	—	100.0	100.0	70.0
Hannabro, Co.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Bros., Co.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Licensing Corp.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Procurement Corp.	United States	—	100.0	—	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	United States	—	100.0	—	100.0	100.0	100.0
J.H. Harvey Co., LLC.	United States	—	100.0	—	100.0	100.0	100.0	(1)
Kash n’ Karry Food Stores, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Lithia Springs, LLC	United States	—	60.0	—	60.0	60.0	60.0
Martin’s Food of South Burlington, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Mega Doi, S.A.	Romania	—	99.9	—	86.0	99.9	70.0
Mega Dolphin, S.A.	Romania	—	100.0	—	81.4	100.0	81.4
Mega Image, S.A.	Romania	—	100.0	—	70.0	100.0	70.0
NP Lion Leasing & Consulting, Ltd.	Cyprus	100.0	—	70.0	—	100.0	70.0
Plain Street Properties, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Points Plus Punten S.A.	Belgium	100.0	—	100.0	—	100.0	100.0
Progressive Distributors, Inc.	United States	—	100.0	—	100.0	100.0	100.0
P.T. Lion Super Indo, LLC	Indonesia	—	51.0	—	51.0	51.0	51.0
Redelcover S.A.	Luxembourg	—	100.0	—	100.0	100.0	100.0

	Country	Share held (in %)		Share held (in %)		Ownership interest
		Directly	Indirectly	Directly	Indirectly	(in %)
Name of Company		2004	2004	2003	2003	2004	2003
Regab B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
Risk Management Services, Inc.	United States	—	100.0	—	100.0	100.0	100.0
Serdelco S.A.	France	—	100.0	—	100.0	100.0	100.0
Shop ‘n Save — Mass., Inc.	United States	—	100.0	—	100.0	100.0	100.0
Super Dolphin S.A.	Romania	—	—	—	70.0	—	70.0
Svemark B.V.	The Netherlands	—	100.0	—	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	Ireland	—	100.0	—	100.0	100.0	100.0
Vadis S.P.R.L.	Belgium	—	100.0	—	100.0	100.0	100.0
Victory Distributors, Inc.	United States	—	100.0	—	—	100.0	—
Wambacq & Peeters S.A.	Belgium	85.0	—	85.0	—	85.0	85.0
Warenhuizen Trouken-Peeters S.A.	Belgium	100.0	—	—	—	100.0	—
Wintrucks S.A.	Belgium	20.0	80.0	20.0	80.0	88.0	88.0

		Share held (in %)		Share held (in %)		Ownership interest (in %)
		Directly	Indirectly	Directly	Indirectly
Name of Company	Country	2004	2004	2003	2003	2004	2003
B. Associated Companies
Accounted for under the equity method:
Super Discount Markets, Inc. (2)	United States	—	60.0	—	60.0	60.0	60.0
Debarry Center (3)	United States	—	50.0	—	50.0	50.0	50.0
Delhaize The Lion Asia, Ltd. (3)	Hong Kong	100.0	—	100.0	—	100.0	100.0
Delhaize Siam, Ltd. (4)	Thailand	—	100.0	—	100.0	100.0	100.0
Food Lion Thailand, Ltd. (4)	Thailand	—	100.0	—	100.0	100.0	100.0
Food Lion (Thailand), Inc. (4)	United States	—	100.0	—	100.0	100.0	100.0
Lion Garden Food Company, Ltd. (4)	Thailand	—	100.0	—	100.0	100.0	100.0

(1)	Delhaize Group acquired Harveys in October 2003.
(2)	On November 12, 2001, SDM filed for protection under Chapter 11 of the United States bankruptcy code and is in liquidation. See Note 19 to the consolidated financial statements. Since the filing for bankruptcy, SDM is accounted for under the equity method for a value of zero.
(3)	In liquidation.
(4)	In August 2004, Delhaize Group divested its operations in Thailand and excluded the companies Food Lion Thailand, Ltd., Food Lion (Thailand), Inc., Lion Garden Food Company, Ltd. and Delhaize Siam, Ltd. from the scope of consolidation as of September 1, 2004. Since that date, these companies are accounted for under the equity method for a value of zero.

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

Under US GAAP, effective January 1, 2002, Delhaize Group adopted SFAS No. 142, which requires Delhaize Group to cease amortizing goodwill and other intangible assets with indefinite lives and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Accordingly, on a US GAAP basis Delhaize Group does not amortize goodwill and other intangible assets determined to have indefinite lives, which resulted in a pre-tax reconciling item to income between Belgian GAAP and US GAAP of EUR 110.5 million and EUR 116.3 million for the years ended December 31, 2004, and 2003, respectively. In 2002, Delhaize Group’s transitional impairment analysis, performed as of January 1, 2002, in conjunction with the adoption of SFAS 142, resulted in a pre-tax impairment charge of EUR 12.3 million related to the Kash n’ Karry trade name. Under US GAAP, Delhaize Group conducts its annual impairment assessment of goodwill and other intangible assets determined to have indefinite lives on the first day of the fourth quarter of each year. As a result of the annual assessment,

Delhaize Group recorded no impairment charge in 2004 and recorded a pre-tax impairment charge of EUR 15.9 million in 2003 related to the goodwill associated with Mega Image. In 2004, under Belgian GAAP, Delhaize Group recorded an impairment charge of EUR 36.4 million related to the trade name of Kash n’ Karry, as part of the charge taken for the restructuring of Kash n’ Karry. Under US GAAP, an impairment had been recorded on the Kash n’ Karry trade name in 2002, in accordance with the provisions of SFAS 142. This resulted in an adjustment of EUR 36.4 million (of which EUR 8.3 million included in item c-2)) before tax to increase net income under US GAAP. In 2003, under Belgian GAAP, impairment charges were recorded on the goodwill associated with Mega Image (EUR 5.5 million) and the goodwill and other intangible assets pertaining to Food Lion Thailand (EUR 3.2 million). Belgian GAAP impairment charges are reversed as part of the reconciliation to US GAAP.

Goodwill is tested for impairment at each of its reporting units. The fair value of each reporting unit is compared with its carrying value, including goodwill. Delhaize Group estimated fair value based on projected discounted cash flows provided by the management of each reporting unit.

Delhaize Group has determined that its trade names have an indefinite useful life and are therefore not amortized but are tested annually for potential impairment. We believe that our trade names have an indefinite useful life because they contribute directly to each of the Delhaize Group’s operating company’s cash flows as a result of recognition by the customers of each banner’s unique characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our trade names. Trade names are tested for impairment by comparing their fair value with their carrying value. The fair value of trade names were estimated using revenue projections of each reporting unit and applying an estimated royalty rate developed by a third party valuation expert.

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

Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 through 1999 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, for consolidated reporting purposes, Delhaize Group recognized Delhaize America’s treasury transactions as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for under the purchase method of accounting at the Delhaize Group level in accordance with APB Opinion 16, “Business Combinations,” and goodwill was recorded for a total amount of EUR 79.8 million between 1995 and 1999. At December 31, 2004 and 2003, the balance of goodwill associated with the above transactions was EUR 59.6 million and EUR 64.3 million. No repurchase of owned shares has been made under this program subsequent to 1999.

c.	Goodwill — Purchase Accounting

c-1) Foreign currency translation – Under Belgian GAAP, Delhaize Group has recorded and maintained goodwill on its corporate ledger for acquisitions made directly by the parent company in euros. Therefore, no cumulative translation adjustments are required for changes in the functional currency of the acquired company. Under US GAAP, the amount allocated to goodwill at the date of acquisition is recorded and maintained in the functional currency of the acquired entity and translated into euros at each balance sheet date. See section “restatement” below for further information relating to the Company’s restatement of previous years for this item.

c-2) Share Exchange - As described in Note 2 to the consolidated financial statements, Delhaize Group and Delhaize America consummated a share exchange that resulted in Delhaize Group purchasing the minority interests of Delhaize America. The determination of the consideration paid in connection with the share exchange differs under Belgian GAAP and US GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 per share, representing the share price at the date when the share exchange was consummated, April 25, 2001. Under US GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed, November 16, 2000. Also, certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) that were expensed under Belgian GAAP were included in the purchase price under US GAAP. Finally, under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under US GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange and the related amortization through January 1, 2002 (at which time Delhaize Group adopted SFAS 142). As a result, an adjustment of EUR 92.5 million and EUR 99.7 million to decrease goodwill under US GAAP was recorded at December 31, 2004 and 2003 respectively.

c-3) Purchase Accounting Adjustments - Under Belgian GAAP, purchase accounting adjustments to goodwill are not permitted in subsequent years’ financial statements. Under US GAAP purchase accounting adjustments are allowed for up to one year following the acquisition. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002. The finalization of the purchase accounting resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. This resulted in an adjustment of EUR 19.1 million (of which EUR 8.3 million related to the Kash n’ Karry trade name) and EUR 8.4 million relating to impairment, depreciation and amortization during 2004 and 2003, respectively. Under Belgian GAAP, purchase accounting adjustments relating to deferred taxes are recorded as a reduction or increase of income tax expense. Under US GAAP, these adjustments are recorded as an increase of income tax expense when negative and as a reduction to goodwill when positive. This resulted in an adjustment of EUR 7.1 million and EUR 14.0 million to increase income tax expense under US GAAP during 2004 and 2003, respectively.

c-4) Hannaford - As described in Note 2 to the consolidated financial statements, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options is not recognized. Under US GAAP, in accordance with the requirements of Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in a purchase business combination, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. As a result, under US GAAP, the fair value of the new Delhaize America awards was included as part of the purchase price of Hannaford. Accordingly, goodwill recorded in connection with the Hannaford acquisition was increased by EUR 12.7 million and EUR 13.7 million at the end of 2004 and 2003 respectively.

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

As a result of applying US GAAP, Delhaize Group recorded a non-cash, pre-tax impairment charge of EUR 12.0 million, EUR 12.4 million and EUR 10.9 million in 2004, 2003 and 2002, respectively, related to certain operating stores. Under Belgian GAAP, pre-tax impairment charges of EUR 3.7 million, EUR 10.4 million and EUR 10.9 million were recorded in 2004, 2003 and 2002, respectively.

In 2004 and 2003, Under Belgian GAAP, Delhaize Group reversed previously recorded impairment charges, for EUR 1.3 million and EUR 4.9 million, respectively, related to certain operating stores. Under US GAAP, Delhaize Group did not record these restorations of impairment losses.

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

Under Belgian GAAP, Delhaize Group has deferred, as an offset to shareholders’ equity, foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses are recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, a change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes. In 2003 and 2004, Delhaize Group has not incurred such foreign currency transaction exchange rate loss.

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

Under Belgian GAAP, a capital lease is defined as one that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Belgian GAAP defines the transfer of substantially all the risks and rewards of ownership as installments foreseen in the contract covering the entire capital invested by the lessor. Under US GAAP, a lease qualifies as a capital lease if it meets any one of four specific criteria including if the lease term is equal to 75% or more of the estimated useful life of the property and if the present value of the minimum lease payments equals or exceeds 90% of the fair value of the property. As a result, certain leases qualify for capital lease treatment under US GAAP that do not qualify for capital lease treatment under Belgian GAAP.

Under both Belgian GAAP and US GAAP, rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term.

Under Belgian GAAP, losses realized as part of sales/leaseback transactions are deferred and amortized over the lease term. Under US GAAP, such losses are recorded when the transaction occurs. This resulted in an adjustment to decrease net income under US GAAP by EUR 2.9 million pre-tax in 2004.

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

Under Belgian GAAP, tax benefits related to the exercise of stock options are recorded as a reduction of income tax expense. Under US GAAP, such tax benefits are recorded in shareholders’ equity. This resulted in an adjustment of EUR 8.5 million to increase income tax expense under US GAAP.

l.	Dividends on Ordinary Shares

Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved at the annual meeting of shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved.

m.	Directors Remuneration

Until 2003, and according to Delhaize Group’s articles of association, the annual meeting of shareholders had allocated fees to the directors, as part of the distribution of profits, similar to a dividend to shareholders. Under Belgian GAAP, this remuneration was recorded as a charge to retained earnings, when proposed by the Board of Directors. Under US GAAP, such remuneration was considered compensation expense. Beginning with fiscal year 2004, Delhaize Group’s directors are remunerated for their services with a fixed compensation which is expensed in the income statement under both Belgian GAAP and US GAAP.

n.	Highly Inflationary Economies

Under Belgian GAAP and Delhaize Group accounting policy, there are no specific accounting consequences for financial statements of a foreign entity in a highly inflationary economy. Under US GAAP, the financial statements of a foreign entity in a highly inflationary economy are remeasured as if the functional currency was the reporting currency. During 2003 and 2002, Romania’s economy was considered highly inflationary. These translation adjustments are included in the determination of net income.

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

In December 2003, Delhaize America cancelled USD 100 million of its 2011 interest rate swap arrangement (see Note 18 to the consolidated financial statements). Under Belgian GAAP, Delhaize Group recorded the loss realized on this unwind in the consolidated statement of income. Under US GAAP, Delhaize Group amortizes the loss on the remaining period of the original swap agreement.

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

Under Belgian GAAP, amounts received from suppliers for in-store promotions and co-operative advertising are recognized when the activities required by the supplier are completed. Under US GAAP, Delhaize Group adopted Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Reseller for Cash Consideration Received” in 2003. EITF 02-16 requires cash consideration received from a vendor to be presumed to be a reduction of inventory, and recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products. The resulting before tax adjustment was EUR 1.9 million in 2004 and EUR 15.9 million in 2003, of which EUR 24.8 million (EUR 16.1 million after-tax) was recorded as a change in accounting principle.

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

Tax Effects of US GAAP Adjustments — Net Income Reconciliation

The US GAAP adjustments denoted by footnotes (c-1), (h), (j), (m) and (o) did not have tax consequences. Part of the US GAAP adjustment denoted by footnote (a) was related to non-deductible amortization and impairment expense. Part of the US GAAP adjustments denoted by footnotes (c-2) and (k) were related to non-deductible tax expense. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate net effective tax rate on the total US GAAP adjustments was 41%, 34%, and 44% for the years ended December 31, 2004, 2003, and 2002, respectively.

Tax Effects of US GAAP Adjustments — Shareholders’ Equity Reconciliation

The US GAAP adjustments denoted by footnotes (b), (h), (j), (l) and (o) did not have tax consequences. Part of the US GAAP adjustments denoted by footnotes (a) and (c) did not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

	December 31,
	2004	2003 as restated(1)
	(All amounts are expressed in thousands of EUR, except percentages)
Total amount of US GAAP adjustments denoted by footnotes (a), (c), (d), (e-1), (e-2), (g), (i), (n), (p), (q), and (r)	(591,905)	(628,496)
Less non-taxable portion of footnote (a) and (c)	(519,357)	(484,303)

Total amount of taxable US GAAP adjustments	(72,548)	(144,193)
Approximate net effective tax rate relating to the above Adjustments	34%	38%
Resulting tax effect	24,977	55,482
Cumulative tax effect at statutory rates of US GAAP adjustments denoted by footnote (k) that was recorded directly to shareholders’ equity for Belgian GAAP purposes and recorded to the statement of income for US GAAP purposes	8,286	7,998

Total tax effect of US GAAP adjustments on shareholders’ equity	33,263	63,480

(1)	See the section “restatement” below.

Reconciliation to US GAAP

Reconciliation to US GAAP of net income and shareholders’ equity will be presented as follows:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Net income in accordance with Belgian GAAP	211,453	171,260	178,307

Items having the effect of increasing (decreasing) reported net income:
a. Goodwill — Amortization and impairment of goodwill and other intangible assets	140,543	109,183	84,797
c. Goodwill — Purchase accounting
c.2. Purchase accounting adjustments	12,003	(5,619)	10,222
d. Impairment of long-lived assets	(8,101)	(967)	(203)
e. Pensions
e-1. SFAS 87 provision	2,033	3,368	4,370
f. Foreign currency transactions	—	—	8,130
g. Revaluation of long-lived assets	912	602	724
h. Income taxes	(2,176)	(1,296)	(641)
i. Lease accounting	(3,499)	362	1,617
j. Net US GAAP adjustments for equity method of accounting investees	(16)	(252)	61
k. Stock based compensation	(10,310)	(5,027)	(2,946)
m. Directors remuneration	—	(690)	(601)
n. Highly inflationary economies	(834)	655	612
o. Treasury shares	(4,302)	(7,272)	12,168
p. Derivative instruments	(1,317)	4,742	(772)
q. Inventories	(1,860)	(15,912)	—
r. Other items	(1,203)	15	923

Total US GAAP adjustments before tax effects	121,873	81,892	118,461
s. Tax effects of US GAAP adjustments	(24,785)	(10,264)	(9,359)

Total US GAAP adjustments after tax effects	97,088	71,628	109,102

Net income in accordance with US GAAP	308,541	242,888	287,409

	December 31,
	2004	2003 as restated
	(All amounts are expressed in thousand of EUR)
Shareholders’ equity in accordance with Belgian GAAP	3,358,175	3,333,833

Items having the effect of increasing (decreasing) reported Shareholders’ equity:
a. Goodwill — Amortization and impairment of goodwill and other intangible assets(1)	265,018	160,029
b. Goodwill — Stock repurchase program(1)	59,623	64,301
c. Goodwill — Purchase accounting
c-1. Goodwill — Currency translation(1)	(624,871)	(542,901)
c-2. Goodwill — Share exchange(1)	(92,490)	(99,747)
c-3. Goodwill — Purchase accounting adjustments(1)	(14,298)	(27,239)
c-4. Goodwill — Hannaford	12,669	13,663
d. Impairment of long-lived assets	(20,275)	(12,775)
e. Pensions:
e-1. SFAS 87 provision	(9,248)	(13,994)
e-2. Reclassification	(22,784)	(24,440)
g. Revaluation of long-lived assets	(18,977)	(15,622)
h. Income taxes	(19,673)	(17,349)
i. Lease accounting	(291)	2,958
j. Net US GAAP adjustments for equity method of accounting investees	(154)	(166)
l. Dividends on ordinary shares	105,462	92,846
n. Highly inflationary economies	5,132	4,953
o. Treasury shares	(16,361)	(12,938)
p. Derivative instruments	(44,774)	(53,810)
q. Inventories	(16,592)	(15,174)
r. Other items	2,110	3,159

Total US GAAP adjustments before tax effects	(450,774)	(494.246)
s. Tax effects of US GAAP adjustments	33,263	63,480

Total US GAAP adjustments after tax effects	(417,511)	(430,766)

Shareholders’ equity in accordance with US GAAP	2,940,664	2,903,067

(1)	As discussed in the section “restatement” below, the cumulative translation adjustment under US GAAP has been restated for 2003 activity to reflect the change of maintaining the goodwill balances in the functional currency of the acquired entities rather than the parent company. As a result of the restatement, the reconciling items a), b) and c-2) decreased by EUR 30.0 million, EUR 7.6 million and EUR 41.1 million from the previously reported amounts fro 2003, while the reconciling item c-3) increased by EUR 17.4 million from the previously reported amount for 2003. Additionally, item c-1) was added as a new reconciling item.

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

Condensed Consolidated Balance Sheets

	December 31,
	2004	2003 as restated
	(All amounts are expressed in thousands of EUR)
ASSETS

Current Assets:
Cash and cash equivalents	656,940	453,907
Receivables	452,555	451,233
Inventories	1,215,543	1,342,556
Prepaid expenses	51,148	56,289
Deferred tax assets	7,899	34,555
Other assets	23,101	7,867

Total current assets	2,407,186	2,346,407
Property, at cost, less accumulated depreciation	3,099,260	3,193,213
Goodwill (1)	2,583,149	2,653,759
Other intangible assets	537,517	614,354
Investment in companies accounted for under the equity method	5,388	6,066
Deferred tax assets	2,943	2,258
Other assets	183,549	138,745

Total Assets	8,818,992	8,954,802

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities	1,914,429	2,144,814
Long-term borrowings	2,798,351	2,740,227
Capital lease obligations	570,100	572,084
Deferred tax liabilities	264,203	298,172
Other long-term liabilities	289,750	264,322

Total liabilities	5,836,833	6,019,619
Minority interests	41,495	32,116
Shareholders’ equity (1)	2,940,664	2,903,067

Total Liabilities, Minority Interests and Shareholders’ Equity	8,818,992	8,954,802

(1)	As discussed in the section “restatement” below, the cumulative translation adjustment under US GAAP has been restated for 2003 activity to reflect the change of maintaining the goodwill balances in the functional currency of the acquired entities rather than the parent company. As a result of the restatement, goodwill and shareholders’ equity decreased by EUR 556.9 million from the previously reported amount for 2003.

Condensed Consolidated Statements of Income

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Sales and other revenues	17,832,632	18,428,055	20,085,171
Cost of sales	13,570,915	14,035,504	15,229,325

Gross profit	4,261,717	4,392,551	4,855,846
Selling, general, and administrative expenses	3,385,982	3,514,360	3,964,807
Other (expense) income, net	(407)	9,260	1,656

Operating income	875,328	887,451	892,695
Interest expense, net	291,515	316,560	381,528
Net (loss) gain from extinguishment of debt	(3,618)	—	5,088
Income from companies accounted for under the equity method	1,407	81	1,300

Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	581,602	570,972	517,555
Income taxes	209,891	214,653	190,034

Income before minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	371,711	356,319	327,521
Minority interests	10,413	4,573	1,576

Income before loss from discontinued operations and cumulative effect of changes in accounting principle	361,298	351,746	325,945
Loss from discontinued operations, net of tax	52,757	44,670	30,733

Income before cumulative effect of changes in accounting principle	308,541	307,076	295,212
Cumulative effect of changes in accounting principle, net of tax	—	64,188	7,803

Net Income	308,541	242,888	287,409

“Cost of sales” includes shipping and handling costs, bottling costs, advertising costs and promotional allowances. “Cost of sales” under US GAAP differs from “cost of goods sold” under Belgian GAAP, as follows:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Cost of goods sold under Belgian GAAP	13,318,031	14,002,216	15,323,270
Discontinued operations	(49,454)	(222,277)	(372,811)
Shipping and handling costs (a)	452,343	445,224	475,790
Bottling costs (a)	21,618	21,227	21,138
Equity method investees — see Note 22(j)	(94,200)	(130,586)	(143,146)
Other income, net (b)	(84,974)	(93,278)	(74,916)
Other (c)	7,551	12,978	—

Cost of sales under US GAAP	13,570,915	14,035,504	15,229,325

(a)	Included as “selling, administrative and other operating expenses,” “salaries, social security, and pensions” or “depreciation and amortization,” depending on the nature of the cost, in the Belgian GAAP statement of income.
(b)	Other income, net, primarily consists of income from in-store promotions and co-operative advertising (presented as “other operating income” in the Belgian GAAP statement of income), offset by advertising costs (presented as “selling, administrative and other operating expenses” in the Belgian GAAP statement of income).
(c)	Other primarily consist of the charge related to Hurricane Isabel that was recorded as “exceptional expenses” for Belgian GAAP purpose and as “cost of sales” for US GAAP purpose and the difference arising from the adoption of EITF 02-16 by Delhaize Group under US GAAP.

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

Income from companies accounted for under the equity method primarily represents income from those investees of Delhaize Group that are proportionately consolidated under Belgian GAAP (See Note 21 to the consolidated financial statements). Under US GAAP, these investments are accounted for using the equity method of accounting. At December 31, 2004 and 2003, there were no companies proportionately consolidated under Belgian GAAP as Shop N Save was sold in 2003. The following footnote summarizes the income statement amounts of the investments proportionately consolidated under Belgian GAAP (amounts presented in accordance with Belgian GAAP):

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Net sales	—	45,386	68,824
Operating income	—	(206)	775
Net income	—	(236)	539
Cash flows from operating activities	—	264	2,352
Cash flows from investing activities	—	(594)	(820)
Cash flows from financing activities	—	(500)	(2,881)

Exceptional items under Belgian GAAP, as disclosed in Note 1 to the consolidated financial statements, do not qualify as extraordinary items under US GAAP. These amounts, under US GAAP, for 2004, 2003 and 2002, have been classified in operating income as “other income/expense, net,” and “selling, general and administrative expenses” depending on the nature of the cost.

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

The computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with US GAAP is as follows:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands, except per share data)
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	361,298	351,746	325,945
Loss from discontinued operations, net of tax	(52,757)	(44,670)	(30,733)
Cumulative effect of changes in accounting principle	—	(64,188)	(7,803)

Net income	308,541	242,888	287,409

Interest expense of convertible bond, net of tax	4,066	—	—

Net income for diluted earnings	312,607	242,888	287,409

Weighted average number of ordinary shares outstanding	92,663	92,097	92,068
Dilutive effect of employee stock options	1,898	249	371
Dilutive effect of Convertible Bond	3,526	—	—

Weighted average number of diluted ordinary shares outstanding	98,087	92,346	92,439

Basic Earnings Per Ordinary Share:
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	3.90	3.82	3.54
Loss from discontinued operations, net of tax	(0.57)	(0.48)	(0.34)
Cumulative effect of changes in accounting principle	—	(0.70)	(0.08)

Net income	3.33	2.64	3.12

Diluted Earnings Per Ordinary Share:
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	3.72	3.81	3.53
Loss from discontinued operations, net of tax	(0.53)	(0.48)	(0.34)
Cumulative effect of changes in accounting principle	—	(0.70)	(0.08)

Diluted net income	3.19	2.63	3.11

Approximately 495,000, 5,863,000 shares and 4,048,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share for the year ended December 31, 2004, 2003 and 2002, respectively, because the effect was antidilutive.

Statement of changes in shareholders’ equity

Total Shareholders’ Equity
Balances at December 31, 2001 (as restated)	3,753,516
Net income	287,409
Dividends declared	(133,046)
Change in cumulative translation adjustment (1)	(608,990)
Changes in other comprehensive income	(6,997)
Repurchase of common stock	(13,357)
Net effect of stock option activity	16,194
Other	487

Balances at December 31, 2002 (as restated)	3,295,216
Capital Increase	5,758
Net income	242,888
Dividends declared	(81,306)
Change in cumulative translation adjustment (1)	(568,762)
Changes in other comprehensive income	6,579
Repurchase of common stock	(2,896)
Net effect of stock option activity	8,015
Other	(2,425)

Balances at December 31, 2003 (as restated)	2,903,067

Capital increase	31,168
Net income	308,541
Dividends declared	(92,846)
Change in cumulative translation adjustment	(227,657)
Changes in other comprehensive income	6,371
Repurchase of common stock	(10,273)
Net effect of stock option activity	21,464
Other	829

Balances at December 31, 2004	2,940,664

(1)	As discussed in the section “restatement” below, the cumulative translation adjustment under US GAAP has been restated for 2003 and 2002 activity to reflect the change of maintaining the goodwill balances in the functional currency of the acquired entities rather than the parent company. As a result of the restatement, the change in cumulative translation adjustment increased by EUR 297.4 million and EUR 330.8 million from the previously reported amount for 2003 and 2002, respectively.

Statements of Comprehensive Income

	Year Ended December 31,
	2004	2003 (as restated)	2002 (as restated)
	(All amounts are expressed in thousands of EUR)
Net income in accordance with US GAAP	308,541	242,888	287,409
Other comprehensive income (loss):
Derivative instruments:
Reclassification adjustment recorded to net income, net of tax effect of EUR 2.9 million, EUR 4.1 million and EUR 2.9 million in 2004, 2003 and 2002, respectively	4,325	4,710	6,752
Unrealized gain (loss) on securities	260	113	(477)
Changes in unrealized foreign exchange loss (1)	(227,657)	(568,761)	(608,990)
Additional pension liability, net of tax effect of EUR 1.2 million, EUR 8.6 million and EUR 5.9 million in 2004, 2003 and 2002, respectively	1,787	1,755	(13,272)

Other comprehensive (loss)	(221,285)	(562,183)	(615,987)

Comprehensive income (loss) in accordance with US GAAP	87,256	(319,295)	(328,578)

Accumulated other comprehensive (loss), end of year:
Derivative instruments	(41,592)	(45,917)	(50,627)
Securities	(368)	(629)	(742)
Unrealized foreign exchange loss (1)	(1,118,922)	(891,265)	(322,503)
Pension liability, net	(47,744)	(49,530)	(51,286)

Accumulated other comprehensive (loss), end of year	(1,208,626)	(987,341)	(425,158)

(1)	As discussed in the section “restatement” below, the changes in unrealized foreign exchange gains and losses under US GAAP have been restated for 2003 and 2002 to reflect the change of maintaining the goodwill balances in the functional currency of the acquired entities rather than in the functional currency of the parent company. As a result of the restatement, the changes in the unrealized foreign exchange loss increased by EUR 297.4 million and EUR 330.8 million from the previously reported amount for 2003 and 2002, respectively. Additionally, the unrealized foreign exchange loss increased by EUR 556.9 million and EUR 259.6 million from the previously reported amount for 2003 and 2002, respectively.

Presentation of Additional Financial Information in Accordance with US GAAP

Restatement

During the process of converting Delhaize Group financial statements from Belgian GAAP to IFRS accounting standards in 2005, the Company identified an additional US GAAP adjustment that had not been reported in previous years. Under Belgian GAAP, Delhaize Group was required to record and maintain goodwill on its corporate ledger for acquisitions made directly by the parent company in euros. Therefore, no cumulative translation adjustments were required for changes in the functional currency of the acquired company. Under US GAAP, as with IFRS, the amount allocated to goodwill at the date of acquisition is required to be recorded and maintained in the functional currency of the acquired entity and translated into euros at each balance sheet date.

As a result, goodwill, total assets and shareholders’ equity amounts under US GAAP are lower than the previously reported amounts by EUR 556.9 million and EUR 259.6 million as of December 31, 2003 and 2002, and higher by EUR 71.3 million as of January 1, 2002. In addition, unrealized foreign exchange loss, comprehensive loss and accumulated other comprehensive loss under US GAAP are higher than the previously reported amounts by EUR 556.9 million in 2003, and EUR 259.6 million in 2002. The restated amounts are reflected in the reconciliation of shareholders’ equity (Belgian GAAP to US GAAP), and the condensed consolidated balance sheet and the related statements of changes in shareholders’ equity and comprehensive income prepared in accordance with US GAAP as of December 31, 2003 and for the two years in the period then ended contained earlier in this note. The restatement did not affect sales, net income, earnings per share, historical or future cash flows and had no impact on Delhaize Group’s compliance with its debt covenants.

Long-Lived Asset Impairment and Disposal

In August 2001, the United States Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which is effective for financial statements issued for years beginning after December 15, 2001. SFAS 144 addresses significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”) and develops a single accounting model, based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.

During 2002, Delhaize Group adopted SFAS 144. As a result, total pre-tax asset impairment charges of EUR 12.0 million, EUR 12.4 million and EUR 10.9 million were recorded in 2004, 2003 and 2002, respectively. These impairment charges were attributable to certain underperforming store assets that exceeded their estimated fair values in accordance with SFAS No. 144.

In accordance with SFAS 144, Delhaize Group periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected undiscounted cash flows. If impairment is identified for retail stores, Delhaize Group compares the asset group’s estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on Delhaize Group’s previous experience in disposing of similar assets and current economic conditions. The carrying value of assets to be disposed amounted to EUR 13.1 million and EUR 17.3 million, at December 31, 2004 and 2003, respectively. At December 31, 2003, under the guidance of SFAS 144, these assets were classified as held for use because they do not meet the probability of sale within the one-year period criterion.

Accounting change

In the second quarter of 2003, Delhaize Group changed its method of accounting for its Food Lion and Kash n’ Karry store inventories from the retail method to the average item cost method. The effect of the change on the December 31, 2002 inventory valuation resulted in a decrease in inventory of EUR 77.2 million at the beginning of 2003. The change was made to more accurately reflect inventory value by eliminating the estimation inherent in the retail method. Delhaize Group recorded the cumulative effect of a change in accounting principle of EUR 48.1 million, net of tax in the condensed consolidated statement of income for the year ended December 31, 2003. In comparison with 2002, the impact of changing from the retail method to the average item cost method resulted in a EUR 7.5 million increase in cost of sales for 2003. Pro-forma effects of the change for periods prior to 2003 have not been presented, as cost information is not determinable.

In addition, Delhaize Group adopted Emerging Issues Task Force (EITF) Issue No. 02-16 during first quarter of 2003 and recorded the cumulative effect of a change in accounting principle of EUR 16.1 million, net of tax, during the first quarter of 2003.

Discontinued operations

Delhaize Group classifies operations as discontinued if the operations and cash flows have been eliminated from ongoing operations and there is no significant continuing operating activity. Delhaize Group believes operations are discontinued and cash flows are eliminated for a closed store if a relocation within the vicinity has not occurred. Delhaize Group closed 39 underperforming Food Lion and Kash n’ Karry stores and 44 underperforming Food Lion and Kash n’ Karry stores during 2004 and 2003, respectively. In 2004, Delhaize Group also closed 36 underperforming Food Lion Thailand stores. In accordance with the provisions of SFAS No. 144, a portion of the costs associated with the closure of these stores, as well as related operating activity prior to closing for these stores, was recorded in “loss from discontinued operations, net of tax” in the Consolidated Statement of Income. Operating activity prior to closing for the discontinued stores is shown below:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Sales and other revenues	55,891	270,587	467,427
Net (loss)	(12,001)	(20,147)	(30,733)

During 2004 in accordance with SFAS No. 146, Delhaize Group recorded a EUR 58.5 million loss to discontinued operations (EUR 37.3 million after taxes). The loss included an initial reserve of EUR 43.1 million for rent, real estate taxes and common area maintenance expenses (other liabilities) and EUR 1.6 million for severance and outplacement costs (accrued expenses). The remaining loss included property retirement (asset impairment) of EUR 17.8 million and gains on capital lease retirements of EUR 3.8 million. During the third quarter of 2004, Delhaize Group recorded an initial reserve of EUR 0.1 million to discontinued operations (EUR 0.07 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities). Additional discontinued operations expenses not reserved totaled EUR 3.4 million after taxes for 2004.

During 2003 in accordance with SFAS No. 146, Delhaize Group recorded an initial reserve of EUR 24.4 million to discontinued operations (EUR 15.6 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities) and severance and outplacement costs (accrued expenses). Delhaize Group recorded property retirement losses (asset impairment) of EUR 4.4 million, which was substantially offset by gains on capital lease retirements of EUR 4.4 million. During the second quarter of 2003, Delhaize Group recorded an initial reserve of EUR 0.3 million to discontinued operations (EUR 0.2 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities) and for property retirement losses (asset impairment). Additional discontinued operations expenses not reserved totaled EUR 5.3 million after taxes for 2003. The following table shows the reserve balances for discontinued operations as of December 31, 2004:

	Other liabilities	Accrued expenses	Total
	(All amounts are expressed in thousands of EUR)
2003
Reserve balance at beginning of year	—	—	—
Additions	(23,059)	(1,450)	(24,508)
Utilizations	2,358	1,450	3,807
Translation adjustments	2,160	—	2,160

Reserve balance at end of year	(18,541)	—	(18,541)

	Other liabilities	Accrued expenses	Total
	(All amounts are expressed in thousands of EUR)
2004
Reserve balance at beginning of year	(18,541)	—	(18,541)
Additions	(43,081)	(1,560)	(44,641)
Utilizations	17,094	1,560	18,654
Translation adjustments	3,604	—	3,604

Reserve balance at end of year	(40,924)	—	(40,924)

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

Delhaize Group’s policy requires that an annual impairment assessment be conducted on the first day of the fourth quarter of each year. The annual impairment assessment resulted in no impairment charge in 2004 and in an impairment charge of EUR 15.9 million and EUR 32.7 million, in 2003 and 2002, respectively, recorded as a component of operating income in the accompanying US GAAP consolidated statement of income. The impairment charge recorded in 2003 relates to the goodwill associated with Mega Image, as a result of heightened competitive environment in Romania and the worsening performance of Mega Image. The impairment charge recorded in 2002 relates to the Kash n’ Karry trade name and to goodwill associated with Food Lion Thailand. The impairment charge relating to the Kash n’ Karry trade name was the result of worsening conditions as noted above. The impairment charge relating to the Food Lion Thailand goodwill was primarily attributable to the heightened competitive environment. In calculating the impairment charge, the fair value of the impaired intangible asset was estimated using a discounted cash flow methodology and the fair value of the reporting unit was estimated using a combination of a discounted cash flow methodology and market comparisons.

The carrying amount of goodwill and trade names (determined to have indefinite lives) is as follows:

	Goodwill	Trade names
	(All amounts are expressed in thousands of EUR)
Balance at January 1, 2003 (as restated)	3,204,656	450,198
Annual impairment assessment	(15,913)	—
Acquisitions	3,587	4,243
Reduction of goodwill for tax adjustment	(13,987)	—
Translation effect (1)	(524,584	(76,830)

Balance at December 31, 2003 (as restated)	2,653,759	377,611
Acquisitions	137,748	—
Reduction of goodwill for tax adjustment	(7,063)	—
Translation effect	(201,295)	(27,472)

Balance at December 31, 2004	2,583,149	350,139

(1)	As discussed in the section “restatement” above, the cumulative translation adjustment under U.S. GAAP has been restated for 2003 activity to reflect the change of maintaining the goodwill balances in the functional currency of the acquired entities rather than the parent company. As a result of the restatement, the translation effect increased by EUR 297.4 million from the amount that was previously reported.

At December 31, 2004 and 2003, Delhaize Group’s intangible assets with finite lives consist of favorable lease rights, liquor licenses, prescription files, and developed software. The components of its intangible assets with finite lives are as follows:

	2004			2003
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
	(All amounts are expressed in thousands of EUR)
Favorable lease rights	262,390	(102,088)	160,302	289,694	(80,932)	208,762
Other	38,792	(11,716)	27,076	36,323	(8,342)	27,981

Total	301,182	113,804	187,378	326,017	(89,274)	236,743

Amortization expense on intangible assets with finite lives was EUR 32.9 million, EUR 34.7 million and EUR 40.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Estimated amortization expense for intangible assets with finite lives for the five succeeding years is as follows (in millions of euro):

2005	27.8
2006	26.1
2007	22.2
2008	17.6
2009	14.2

Store Closings

Delhaize Group’s Belgian GAAP accounting policy related to store closings is described in Note 1, Store Closing Costs, to the consolidated financial statements. Delhaize Group’s Belgian GAAP store closing costs recognition and measurement criteria do not differ from its US GAAP accounting policy.

Delhaize Group provided for closed store liabilities to reflect the estimated post-closing lease liabilities and other exit costs associated with the store closing commitments. These other exit costs include estimated real estate taxes, common area maintenance, and insurance costs to be incurred after the store close over the remaining lease term (all of which are contractually required payments under the lease agreements). Store closings are generally completed within one year after the decision to close. The closed store liabilities are paid over the lease terms associated with the closed stores. As of December 31, 2004, closed store liabilities have remaining terms generally ranging from one to 18 years. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined. Delhaize Group uses a discount rate based on its incremental borrowing rate to calculate the present value of the remaining rent liabilities on closed stores.

Under Belgian GAAP, store closing costs related to store closings in the ordinary course of business (i.e., on a store-by-store basis) are charged to operating income as “selling, administrative and other operating expenses” and store closing costs related to store closings outside of the ordinary course of business (e.g., a specific market area, Delhaize Group store banner, etc.) are charged to “exceptional expenses.” Under US GAAP, store closing costs are included in “loss from discontinued operations, net of tax” when the store qualifies as a discontinued operation, and charged to operating income for other stores. Accretion expense for stores closed prior to January 1, 2003 and which do not qualify as discontinued operation is included in “interest expense, net.”

In 2001, a subsidiary of Delhaize Group, Delvita, recorded closed store liabilities of EUR 2.6 million related to eight store closings. These liabilities primarily related to lease obligations. During 2002, Delvita recorded additions to closed stores liabilities of EUR 1.8 million related to four additional stores and adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of EUR 1.7 million. At December 31, 2002, Delvita had EUR 2.9 million closed stores liabilities for eleven closed stores. During 2003, Delvita recorded reductions to closed stores liabilities of EUR 0.4 million related to adjustments to prior year estimates for stores previously closed. During the same period, Delvita recorded cash payments against these reserves of EUR 0.5 million. At December 31, 2003, Delvita had EUR 2.0 million closed store liabilities for ten stores. During 2004, Delvita recorded cash payments against the reserves for closed stores of EUR 0.4 million. At December 31, 2004, Delvita had EUR 1.6 million closed store liabilities for six stores.

In 2001, Delhaize Group made the strategic decision to exit the Atlanta, Georgia market in the United States by selling nine Save-a-Lot discount stores and closing 19 Cub Foods supermarkets that were operated by its subsidiary, SDM. As a consequence of this decision, SDM filed for protection under Chapter 11 of the United States bankruptcy code on November 12, 2001 and is still in liquidation. In connection with these closings, Delhaize Group recorded losses of EUR 17.0 million and closed stores liabilities of EUR 17.5 million. During 2002, Delhaize Group recorded adjustments of EUR 1.7 million and cash payments of EUR 4.4 million against these reserves. At December 31, 2002, Delhaize Group had EUR 12.5 million closed stores liabilities related to the liquidation of SDM. During 2003, Delhaize Group recorded cash payments against these reserves of EUR 2.5 million. At December 31, 2003, Delhaize Group had EUR 8.1 million closed store liabilities related to the liquidation of SDM. During 2004, Delhaize Group recorded adjustments of EUR 1.5 million and cash payments of EUR 1.7 million against these reserves. At December 31, 2004, Delhaize Group had EUR 7.3 million closed store liabilities related to the liquidation of SDM.

Other than those store closings in 2002 and 2001 relating to Delvita and the store closings in 2001 relating to SDM, the majority of Delhaize Group’s store closings in 2004, 2003 and 2002 relate to Delhaize America.

The following table is presented to show the number of Delhaize America stores closed and planned to be closed at December 31, 2004, 2003 and 2002 that compose Delhaize America’s closed store liabilities at those dates. Additionally, the number of stores committed for closure, the number of stores closed, the number of closed stores acquired and the number of stores sold or for which the lease was terminated in 2004, 2003 and 2002:

	Discontinued operations	Closed	Planned Closings	Total
Balance, January 1, 2002	—	179	10	189
Stores closings added	—	—	10	10
Planned closings completed	—	15	(15)	—
Stores sold/lease terminated	—	(22)	—	(22)

Balance, December 31, 2002	—	172	5	177
Store closings added	44	16	—	60
Planned closings completed	—	3	(3)	—
Stores sold/lease terminated	(5)	(26)	—	(31)

Balance, December 31, 2003	39	165	2	206
Store closings added	39	10	—	49
Planned closings completed	—	2	(2)	—
Stores sold/lease terminated	(21)	(25)	—	(46)

Balance, December 31, 2004	57	152	—	209

The following table reflects Delhaize America’s closed store liabilities at December 31, 2004, 2003 and 2002 and activity during 2004, 2003 and 2002 including additions to closed store liabilities charged to operations or discontinued operations and adjustments to liabilities based on changes in facts and circumstances and payments made:

	December 31,
	2004 Disc. Op.	2004 Closed	2004 Total	2003 Total	2002 Total
	(All amounts are expressed in millions of EUR)
Beginning of year balance, January 1, 2004	18.5	92.3	110.8	139.8	187.0
Additions charged to earnings:
Store closings — lease obligations	37.5	2.0	39.5	22.6	4.0
Store closings — other exit costs	5.5	0.3	5.8	3.1	1.0
Adjustments to estimates — lease obligations	(5.7)	(7.5)	(13.2)	(8.4)	(8.9)
Adjustments to estimates — other exit costs	(3.0)	(0.8)	(3.8)	(4.0)	5.3

Total charge to earnings, net	34.3	(6.0)	28.3	13.3	1.4
Reductions:
Lease payments made	(5.9)	(10.4)	(16.3)	(15.6)	(16.7)
Payments for other exit costs	(2.6)	(2.4)	(5.0)	(3.7)	(3.9)

Total reductions	(8.5)	(12.8)	(21.3)	(19.3)	(20.6)
Closed store liabilities associated with purchase transactions:
Lease obligations	—	—	—	0.1	—
Adjustments to goodwill	—	—	—	—	—

Total acquired liabilities	—	—	—	0.1	—
Translation adjustments	(3.4)	(5.0)	(8.4)	(23.1)	(28.0)

Ending balance, December 31, 2004	40.9	68.5	109.4	110.8	139.8

The balance at December 31, 2004 of EUR 109.4 million consisted of lease liabilities and other exit cost liabilities of EUR 93.2 million and EUR 16.2 million, respectively. The balance at December 31, 2003 of EUR 110.8 million consisted of lease obligations and other exit costs of EUR 90.3 million and EUR 20.5 million, respectively. The balance at December 31, 2002 of EUR 139.8 million consisted of lease obligations and other exit costs of EUR 110.1 million and EUR 29.7 million, respectively.

During 2004, Delhaize America recorded net additions to closed store liabilities of EUR 28.3 million primarily related to ten store closings made in the ordinary course of business and the closure of 39 underperforming Food Lion and Kash n’ Karry and also adjustments to estimates for stores previously closed. These adjustments are primarily related to the disposition of closed store properties as a result of termination of subleases. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of EUR 21.3 million. These reductions include cash payments of EUR 16.3 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 5.0 million paid for other exit costs.

During 2003, Delhaize America recorded net additions to closed store liabilities of EUR 13.3 million primarily related to 16 store closings made in the ordinary course of business and the closure of 44 underperforming Food Lion and Kash n’ Karry and also adjustments to estimates for stores previously closed. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of EUR 19.3 million. These reductions include cash payments of EUR 16.3 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 5.0 million paid for other exit costs.

During 2002, Delhaize America recorded net additions to closed store liabilities of EUR 1.4 million primarily related to 15 store closings made in the ordinary course of business and adjustments to estimates for stores previously closed. In 2002, Delhaize America made the decision to re-open a previously closed Hannaford store under the Food Lion banner, and reversed the store closing reserve of EUR 6.9 million. During the same period, Delhaize America recorded cash reductions to its reserves for closed stores of EUR 20.6 million. These reductions include cash payments of EUR 16.7 million for ongoing rent payments on closed stores’ remaining lease obligations, net of sublease income, and EUR 3.9 million paid for other exit costs.

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

Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Delhaize Belgium has a contributory, defined benefit pension plan covering approximately 5% of its employees. The plan provides benefits to participants upon death or retirement and Delhaize Belgium funds the plan based upon legal requirements and tax regulations. In addition, Delhaize Belgium started in 2004 a new defined contribution plan for substantially all its employees, under which the employer, and, from 2005 on, the employees contribute a fixed monthly amount which is adapted annually according to the Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan provides the employee a lump-sum at retirement, based on contributions, taking into account a minimum guaranteed return. As the pension plan is insured, it is considered as a defined contribution plan. The contributions to the plan amounted to EUR 2.7 million in 2004.

Delhaize America sponsors a profit-sharing retirement plan covering all employees at its operating subsidiaries Food Lion and Kash n’ Karry with one or more years of service. Employees become vested in any profit-sharing contributions made by their respective employers after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The plan provides benefits to participants upon death, retirement or termination of employment with Delhaize America. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. Profit-sharing contributions was EUR 21.4 million, EUR 30.6 million and EUR 51.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

During 2002, Delhaize America revised the profit-sharing plan for its Food Lion and Kash n’ Karry employees to add a 401(k) feature which permits employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions including safe harbor matching contributions for any years elected by the employees. With respect to any year in which the employers elect to make safe harbor matching contributions, the safe harbor matching contribution includes a nondiscretionary contribution equal to 100% of a participant’s elective deferral up to 3% of his or her compensation, and may include an additional discretionary contribution of 50% of a participant’s elective deferral which exceeds 3%, but which does not exceed 5% of his or her compensation. For plan years, 2004 and 2003, Food Lion and Kash n’ Karry elected to match employee contributions pursuant to the “safe harbor” formula, including the additional discretionary match. Safe harbor matching contributions are made on a payroll-by-payroll basis. In addition to the discretionary profit-sharing contribution, Food Lion and Kash n’ Karry made safe harbor matching contributions that totaled EUR 5.8 million in 2004 and 2003. Food Lion and Kash n’ Karry have also elected to follow the safe harbor matching formula for the 2005 plan year.

Harveys provides a defined contribution 401 (k) plan to substantially all employees. The amount charged to expense for this plan was EUR 0.4 million and EUR 0.06 million for 2004 and 2003 from the acquisition date, respectively.

One of Delhaize America’s operating subsidiaries, Hannaford, maintains a non-contributory, defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees’ length of service and earnings. Delhaize America’s policy is to fund the plan based upon legal requirements and tax regulations. Plan assets consist of common stock, cash and cash equivalents and fixed income investments. Hannaford also provides a defined contribution 401(k) plan to substantially all employees. The amount charged to expense for this plan in 2004, 2003 and 2002 was EUR 6.2 million, EUR 6.3 million and EUR 7.0 million, respectively.

In addition, Hannaford provides certain health care and life insurance benefits for retired employees (“post-retirement benefits”). Substantially all employees may become eligible for these benefits if they reach early or normal retirement age and accrue ten years of service while working for Hannaford. The post-retirement health care plan is contributory for most participants with retiree contributions adjusted annually. Life insurance benefits are not available for employees who retired after January 1, 1996.

Delhaize Group’s disclosures for its defined benefit plans, as required by SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits” are as follows:

Pension Benefits

	2004			2003
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
	(All amounts are expressed in thousands of EUR)
Change in benefit obligation:
Benefit obligation at beginning of year	88,576	94,279	182,855	100,594	88,647	189,241
Service cost	4,735	4,394	9,129	4,516	3,837	8,353
Interest cost	5,181	4,749	9,930	5,800	4,760	10,560
Plans’ participants’ contributions	—	1,546	1,546	—	1,495	1,495
Actuarial gains/(losses)	1,830	4,033	5,863	4,310	2,238	6,548
Prior Service Cost	—	133	133	—	—	—
Settlements	—	—	—	40	—	40
Benefits paid	(7,341)	(8,267)	(15,608)	(9,027)	(6,414)	(15,441)
Foreign currency translation	(6,827)	(94)	(6,921)	(17,657)	(284)	(17,941)

Benefit obligation at end of year	86,154	100,773	186,927	88,576	94,279	182,855

Change in plans’ assets:
Fair value of plans’ assets at beginning of year	61,432	57,963	119,395	62,590	51,531	114,121
Actual return on plans’ assets	6,763	2,450	9,213	9,801	4,978	14,779
Group contributions	6,538	6,776	13,314	9,790	6,373	16,163
Plans’ participants’ contributions	—	1,546	1,546	—	1,495	1,495
Benefits paid	(7,341)	(8,267)	(15,608)	(9,027)	(6,414)	(15,441)
Foreign currency translation	(4,988)	—	(4,988)	(11,722)	—	(11,722)

Fair value of plans’ assets at end of year	62,404	60,468	122,872	61,432	57,963	119,395

Funded status of the plans	(23,750)	(40,305)	(64,055)	(27,144)	(36,316)	(63,460)
Unrecognized prior service cost	396	1,606	2,002	472	1,459	1,931
Unrecognized actuarial loss	25,131	14,233	39,364	29,044	10,136	39,180
Unrecognized net transition obligation	—	802	802	—	867	867

Net amount recognized	1,777	(23,664)	(21,887)	2,372	(23,854)	(21,482)

	2004			2003
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
	(All amounts are expressed in thousands of EUR)
Amounts recognized in the Condensed Consolidated Balance Sheets (presented above):
Accrued benefit liabilities	(18,717)	(24,271)	(42,988)	(22,541)	(24,704)	(47,245)
Intangible Assets	396	363	759	472	574	1,046
Shareholders’ equity (representing accumulated other Comprehensive income adjustments)	20,098	244	20,342	24,441	276	24,717

Net amount recognized	1,777	(23,664)	(21,887)	2,372	(23,854)	(21,482)

	2004		2003
	United States Plans	Plans Outside of the United States	United States Plans	Plans Outside Of the United States
Actuarial assumptions used to determine benefit obligations:
Discount rate used to determine benefit obligations	5.8%	4.5%	6.0%	5.0%
Rate of compensation increase	4.5%	3.6%	4.5%	3.6%

	Year Ended December 31,
	2004			2003
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
	(All amounts are expressed in thousands of EUR)
Components of net periodic benefit costs:
Service cost	4,735	5,940	10,675	4,516	5,331	9,847
Plans’ participants’ contributions	—	(1,546)	(1,546)	—	(1,495)	(1,495)
Interest cost	5,181	4,749	9,930	5,800	4,760	10,560
Expected return on plans’ assets	(4,623)	(2,755)	(7,378)	(5,064)	(2,482)	(7,546)
Amortization of unrecognized prior service cost	47	89	136	51	86	137
Amortization of actuarial net loss	1,660	120	1,780	2,078	93	2,171
Amortization of net transition obligation	—	65	65	—	65	65
SFAS 88 adjustment	1	—	1	94	—	94

Net periodic benefit costs	7,001	6,662	13,663	7,475	6,358	13,833

	2004		2003
	United States Plans	Plans Outside of the United States	United States Plans	Plans Outside Of the United States
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate used to determine net periodic benefit cost	6.0%	5.0%	6.5%	5.3%
Rate of compensation increase	4.5%	3.6%	4.5%	3.6%
Expected return on plan assets	7.8%	4.8%	9.0%	4.8%

The aggregate accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were EUR 156.0 million and EUR 122.9 million, respectively, as of December 31, 2004, and EUR 154.5 million and EUR 119.4 million, respectively, as of December 31, 2003.

Selected information related to the defined benefit plans are as follows:

	2004		2003
	United States Plans	Plans Outside of the United States	United States Plans	Plans Outside Of the United States
	(all amounts are expressed in thousands of EUR)
Projected benefit obligation	86,154	100,773	88,576	94,279
Accumulated benefit obligation	81,125	74,885	83,971	70,485
Fair value of plan assets	62,404	60,468	61,432	57,963

The composition of the asset portfolio of the Delhaize Belgium defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. As of the plan’s measurement date, the insurance company’s asset allocation was as follows:

	December 31, 2004	December 31, 2003
Equities	12%	14%
Debt	62%	58%
Real estate	6%	6%
Cash equivalents	20%	22%

In 2005, Delhaize Belgium expects to contribute EUR 6 million to the defined benefit pension plan.

The expected long-term rate of return for the Delhaize Belgium defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the U.S. plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically throughout the year. As of the plan’s measurement date, investment allocation percentages were as follows:

	September 30, 2004	September 30, 2003
Equities	69.5%	64.2%
Debt	28.5%	31.8%
Cash equivalents	2.0%	4.0%

The current sponsor funding policy for the U.S. plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2005, Delhaize Group expects to make pension contributions, including volunatry amounts, of up to USD 9.0 million under this policy. Contributions of USD 8.4 million were made during 2004 under this policy.

Expected benefit payments to be made during the next ten fiscal years for the defined benefit pension plans are as follows :

	United States Plans	Plans Outside of the United States	Total
	(All amounts are expressed in millions EUR)
2005	5.8	11.8	17.6
2006	6.4	8.9	15.3
2007	7.8	7.5	15.3
2008	7.7	7.6	15.3
2009	8.3	14.0	22.3
2010 through 2014	51.3	26.8	78.1

Post-Retirement Benefits

	Year Ended December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Change in benefit obligation :
Benefit obligation at beginning of year	3,231	2,864
Service cost	3	—
Interest cost	188	164
Actuarial loss (gain)	892	1,080
Benefits paid	(211)	(292)
Foreign currency translation	(311)	(585)

Benefit obligation at end of year	3,792	3,231

Change in plan assets :
Fair value of plan assets at beginning of year	—	—
Employer contribution	211	292
Benefits paid	(211)	(292)

Fair value of plan assets at end of year	—	—

Funded status at the end of the period:
Funded status at the end of the period	(3,792)	(3,231)
Unrecognized net actuarial loss (gain)	1,629	941

Accrued benefit cost	(2,163)	(2,290)

Actuarial assumptions used to determine benefit obligations:
Discount rate	5.8%	6.0%
Healthcare claim cost trend rate assumed for next year	11.0%	11.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%
Year that ultimate healthcare claim cost trend rate is achieved	2012	2011

Components of net periodic benefit cost:
Service cost	3	—
Interest cost	188	164
Recognized net actuarial loss	64	—

Net periodic benefit cost	255	164

Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	6.0%	6.5%
Healthcare claim cost trend (1)	11.0%	12.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%
Year that ultimate trend rate is reached (2)	2012	2011

(1)	The healthcare claims cost trend rate in 2002 is for post age 65 retirees; the rate for pre age 65 retirees is 7.5%.

(2)	In 2002, the year the ultimate healthcare claim cost trend rate is achieved is for post age 65 retirees, the year for pre-age 65 retirees is 2007.

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post-retirement benefit obligation or expense.

Income Taxes

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR)
Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle:
Belgian companies	136,491	133,113	29,094
Foreign companies	445,111	437,858	488,461

Total income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	581,602	570,971	517,555

Income taxes consist of the following:
Current:
Belgian companies	32,488	29,232	13,429
Foreign companies	123,078	210,691	125,909

Total current	155,566	233,923	139,338
Deferred:
Belgian companies	(2,350)	3,920	(1,518)
Foreign companies	56,675	(29,190)	52,214

Total deferred	54,325	(25,270)	50,696

Total income taxes	209,891	214,653	190,034

The components of deferred income tax assets and liabilities are as follows:

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Deferred tax assets:
Pension	13,045	4,886
Accrued expenses	42,605	33,251
Prepayments and other assets	37,530	46,158
Provisions for store closings	49,940	57,024
Leases	59,392	85,100
Operating loss carryforwards and tax credits	43,020	63,477
Others	—	3,023

Total deferred tax assets	245,532	292,919
Less: valuation allowances	(39,361)	(56,322)

Total deferred tax assets	206,171	236,597

The change in the valuation allowance was primarily due to certain net operating losses which may not be utilized in future years and foreign currency translation.

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Deferred tax liabilities:
Fixed assets	(404,510)	(464,846)
Inventories	(14,087)	(2,982)
Other	(43,394)	(30,128)

Total deferred tax liabilities	(461,991)	(497,956)

Net deferred income tax assets and liabilities were classified in the accompanying consolidated balance sheets prepared and presented in accordance with US GAAP as follows:

	December 31,
	2004	2003
	(All amounts are expressed in thousands of EUR)
Current deferred tax assets	7,899	34,555
Non-current deferred tax assets	2,943	2,258
Current deferred tax liabilities	(2,459)	—
Non-current deferred tax liabilities	(264,203)	(298,172)

Net deferred tax liabilities	(255,820)	(261,359)

The decrease of the net deferred tax liability of EUR 5.6 million from December 31, 2003 to December 2004 was primarily composed of a decrease of EUR 24.2 million related to the translation from U.S. dollars to euros of deferred taxes from Delhaize America, an increase in deferred taxes of EUR 54.3 million related to continuing operations and a decrease in deferred taxes of EUR 23.1 million related to discontinued operations.

At December 31, 2004, Delhaize Group had deferred tax assets associated with net operating loss carryforwards for tax purposes (including U.S. federal income tax ) of EUR 16.3 million, which if unused would expire at various dates between 2006 and 2011. In addition, Delhaize Group had deferred tax assets associated with net operating loss carryforwards for U.S. State income tax purposes of EUR 26.7 million that will expire from 2010 through 2023. A valuation allowance has been provided for substantially all the deferred tax asset relating to the state income tax loss carryforwards because realization is not considered more likely than not.

The net operating losses and tax credit carryforwards may not be used to offset income taxes in other jurisdictions. Delhaize Group has established a valuation allowance to reduce the tax benefit of certain net operating losses to an amount that is more likely than not realizable.

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate with Delhaize Group’s effective income tax rate:

	Year Ended December 31,
	2004		2003	2002
Belgian statutory income tax rate (2)	34.0%		34.0%	40.2%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium: (primarily due to United States federal and state income tax rates applied to the income of Delhaize America)(1)	4.6		5.0	(1.6)
Tax charges on dividend income	0.1		—	0.6
Non-taxable income / non-deductible expenses	(2.0)		(1.8)	(2.4)
Non-taxable capital gain	—		(0.6)	—
Change in enacted rate	(0.5	)(3)	—	(1.7	)(2)
Other	(0.1)		1.0	1.6

Effective tax rate	36.1%		37.6%	36.7%

(1)	In 2004, approximately 74% of Delhaize Group’s consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 40.3%.

In 2003, approximately 77% of Delhaize Group’s consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 40.5%.

In 2002, approximately 82% of Delhaize Group’s consolidated US GAAP income before income taxes and minority interests was attributable to Delhaize America, which had an effective tax rate of 38.3%.

(2)	The Belgian statutory tax rate was changed from 40.2% to 34.0% for fiscal years starting in 2003. This change was enacted in December 2002.
(3)	The Greek statutory tax rate was changed from 35% to 32% for fiscal year 2005, 29% for fiscal year 2006 and 25% for fiscal years starting 2007.

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as management has asserted that it has specific plans to permanently reinvest the undistributed earnings of these subsidiaries. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.4 billion at December 31, 2004 and December 31, 2003.

Stock Based Compensation

Under US GAAP, Delhaize Group has elected to follow the accounting provisions of APBO 25, for grants of shares, stock options and other equity instruments and to adopt the disclosure-only provisions of SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”). In January 2003, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. Certain new disclosure provisions of SFAS 148 are required for fiscal years ending after December 15, 2002.

Delhaize Group Stock Options

On June 21, 2004, Delhaize Group commenced a 60-day offering of a maximum 300,000 stock options to certain employees. During the subscription period 237,906 stock options were subscribed (i.e., accepted by the employees). The holder of each option has the right to acquire an ordinary share of Delhaize Group for EUR 38.74 per share. The stock option may be exercised starting January 1, 2008 through June 21, 2011.

On June 25, 2003, Delhaize Group commenced a 60-day offering of a maximum 425,000 stock options to certain employees. During the subscription period 378,700 stock options were subscribed (i.e., accepted by the employees). The holder of each option has the right to acquire an ordinary share of Delhaize Group for EUR 25.81 per share. The stock option may be exercised starting January 1, 2007 through June 24, 2010.

In December 2002, a Belgian law was passed, that permitted but did not require companies to grant extensions of the exercise period for stock-option plans agreed on between January 1, 1999 and December 31, 2002, in agreement with the option holders, for a maximum of three years and without additional tax charge for the option holders. In agreement with that law, the Board of Directors of Delhaize Group offered in May 2003 option holders a three-year extension of the exercise periods for its 2002, 2001 and 2000 stock-option plans described below. Most of the option holders accepted the offer. The very few of the beneficiaries who did not agree to extend the exercise period of their options are still bound by the initial expiration of the exercise periods of the plans. Under APBO 25, the extension of the exercise periods created a new measurement date (May 21, 2003). However, there was no intrinsic value inherent in the options for which an extension date was offered on the date of the new measurement. Accordingly, no compensation expense was recorded under US GAAP.

On June 6, 2002, Delhaize Group commenced a 60-day offering of a maximum of 220,000 stock options to certain employees. During the subscription period 158,300 stock options were subscribed (i.e., accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 54.30 per share. The stock options may be exercised starting January 1, 2006 through June 5, 2009. (2012 for the option holders who accepted the three-year extension described above)

On June 5, 2001, Delhaize Group commenced a 60-day offering of a maximum of 150,000 stock options to certain employees. During the subscription period 134,900 stock options were subscribed (i.e., accepted by the employees). The holder of each stock option has the right to acquire one ordinary share of Delhaize Group for EUR 64.16 per share. The stock options may be exercised starting January 1, 2005 through June 4, 2008. (2011 for the option holders who accepted the three-year extension described above)

On June 5, 2000, Delhaize Group commenced a 60-day offering of a maximum of 130,000 stock options to certain employees. During the subscription period, 115,000 stock options were subscribed (i.e., accepted by employees). The holder of each stock option has the right to subscribe to one ordinary share of Delhaize Group for EUR 63.10 per share. The subscription rights may be exercised on the 1st through the 20th of June, September and December in 2004, 2005 and 2006. (and 2007, 2008 and 2009 for the option holders who accepted the three-year extension described above)

The following table summarizes information about stock options under this plan granted, outstanding and exercisable at December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
Options Outstanding
Outstanding at beginning of period	785,400	402,400	249,300
Granted	273,828	416,300	210,100
Exercised	—	—	—
Forfeited	(51,135)	(33,300)	(57,000)

Outstanding at the end of year	1,008,093	785,400	402,400

Options exercisable at the end of period	107,200	—	—

The fair value of each option has been estimated on the date of grant using a Black-Scholes pricing model with the following assumptions: risk free rate of 3.7%, 3.4% and 5.0% for 2004, 2003 and 2002, respectively, expected life of 5.25 years for 2004 and 5 years for 2003 and 2002, volatility of 41.0%, 41.3% and 38.8% for 2004, 2003 and 2002, respectively and a dividend yield of 2.6%, 3.6% and 2.6% for 2004, 2003 and 2002, respectively.

Compensation expense for these options recognized during 2002 was EUR 32 thousand. No compensation expense was recognized in 2004 and 2003. The weighted average fair value of options granted was EUR 14.33, EUR 7.61 and EUR 18.02 per option for 2004, 2003, and 2002, respectively.

Delhaize America Stock Option Plans

Delhaize America participates in a stock option plan of Delhaize Group under which incentive stock options to purchase shares of Delhaize Group ADSs may be granted to officers and key employees at prices equal to fair market value on the date of the grant. Options become exercisable as determined by the Board of Directors of Delhaize Group on the date of grant, provided that no option may be exercised more than ten years after the date of grant. Additionally, Delhaize America still has options outstanding under a 1996 Food Lion Plan, 1988 and 1998 Hannaford Plans and a 2000 Delhaize America Plan; however, Delhaize America can no longer grant options under these plans. The terms and conditions of these plans are substantially consistent with the current plan.

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

A summary of shares reserved for outstanding options, activity and related weighted average exercise price from the effective date of the share exchange is presented below:

	Shares	Weighted Average Exercise Price (in USD)
2002
Conversion to Delhaize Group ADSs
Outstanding as of the effective date of the share exchange	3,139,346	40.29
Granted	1,803,273	49.80
Exercised	(243,756)	20.44
Forfeited/expired	(288,196)	53.74

Outstanding at end of year	4,410,667	44.39

Options exercisable at end of year	1,843,993	36.48
2003
Outstanding at beginning of year	4,410,667	44.39
Granted	2,136,675	28.94
Exercised	(380,704)	27.71
Forfeited/expired	(555,629)	47.14

Outstanding at end of year	5,611,009	39.37

Options exercisable at end of year	2,018,471	41.32
2004
Outstanding at beginning of year	5,611,009	39.37
Granted	1,520,178	46.43
Exercised	(1,410,938)	39.21
Forfeited/expired	(296,068)	43.54

Outstanding at end of year	5,424,181	41.15

Options exercisable at end of year	1,963,278	42.72

The following table summarizes options outstanding and options exercisable as of December 31, 2004, and the related weighted average remaining contractual life (years) and weighted average exercise price:

Options to Purchase Delhaize Group ADSs Outstanding

Range of exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (in USD)
USD 13.40 – USD 28.91	1,921,532	7.49	27.60
USD 29.49 – USD 49.81	2,876,892	8.16	47.18
USD 50.00 – USD 93.04	625,757	5.52	55.02

USD 13.40 – USD 93.04	5,424,181	7.62	41.15

Options to Purchase Delhaize Group ADSs Exercisable

Range of exercise prices	Number Exercisable	Weighted Average Exercise Price (in USD)
USD 13.40 – USD 28.91	568,650	24.48
USD 29.49 – USD 49.81	818,420	46.65
USD 50.00 – USD 93.04	576,208	55.14

USD 13.40 – USD 93.04	1,963,278	42.72

As of December 31, 2004, there were 2.8 million shares of Delhaize Group ADSs available for future grants of incentive compensation.

Delhaize America also has restricted stock (Delhaize Group restricted ADSs) awards and restricted stock unit awards outstanding for executive employees. Restricted stock unit awards represent the right to receive the number of ADSs set forth in the award at the vesting date. Unlike awards of restricted stock, no ADSs are issued with respect to these awards until the applicable vesting dates. In May 2002, Delhaize Group ceased granting restricted stock awards and began granting restricted stock unit awards under its 2002 Restricted Stock Unit Award Plan. In general, the restricted ADSs and restricted stock unit awards will vest over five years from the grant dates. The weighted average grant date fair value for these shares is USD 46.40 in 2004, USD 28.91 in 2003 and USD 49.81 in 2002 (from the date of the share exchange). On a US GAAP basis, Delhaize America recorded compensation expense related to restricted stock of USD 6.1 million (EUR 4.9 million), USD 4.6 million (EUR 4.1 million) and USD 7.7 million (EUR 8.1 million) in 2004, 2003 and 2002, respectively.

A summary of shares reserved for outstanding restricted stock grants and activity from the effective date of the share exchange:

Shares
2002
Conversion to Delhaize Group ADSs
Outstanding as of the effective date of the share exchange	251,049
Granted	121,684
Released from restriction	(146,353)
Forfeited/expired	(22,306)

Outstanding at the end of year	204,074

2003
Outstanding at beginning of year	204,074
Granted	249,247
Released from restriction	(52,336)
Forfeited/expired	(12,423)

Outstanding at end of year	388,562

2004
Outstanding at beginning of year	388,562
Granted	179,567
Released from restriction	(63,230)
Forfeited/expired	(3,827)

Outstanding at end of year	501,072

Delhaize Group Pro forma Disclosures

Had compensation cost been determined based on the provisions of SFAS 123, Delhaize Group’s pro forma net earnings and earnings per share, on a US GAAP basis, would have been as follows:

	Year Ended December 31,
	2004	2003	2002
	(All amounts are expressed in thousands of EUR, except per share data)
Net income — as reported	308,541	242,888	287,409
Deduct: Total stock-based employee compensation expense determined using fair value based method (net of tax)	(14,048)	(18,219)	(18,850)
Net income — pro forma	294,493	224,669	268,559
Basic earnings per share — as reported	3.33	2.64	3.12
Basic earnings per share — pro forma	3.18	2.44	2.92
Diluted earnings per share — as reported	3.19	2.63	3.11
Diluted earnings per share — pro forma	3.05	2.43	2.91

The weighted average fair value at date of grant for options granted during 2004, 2003 and 2002 was USD 15.15, USD 8.44 and USD 16.34. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2004	2003	2002
Expected dividend yield (%)	2.6	3.6	2.6
Expected volatility (%)	41.0	41.3	38.8
Risk-free interest rate (%)	3.9	2.4	4.6
Expected term (years)	4.7	5.4	5.2

Delhaize Group awards shares of restricted stock to certain officers and key employees. These shares vest over a five-year period and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period.

Related party transactions

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group to the former executives of Super Dolphin. In the same period, Delhaize Group also acquired most of the remaining interests of the other companies related to its Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). Delhaize Group paid an aggregate price of EUR 0.3 million for all those transactions.

In March 2002, Delhaize Group purchased a company named Sojesmi S.A. for EUR 1.3 million from a family member of Didier Smits, a director of the Company. Sojesmi owns a supermarket in Ghent, Belgium.

In November 2002, Delhaize Group purchased, for EUR 4.6 million, 19.0% of Mega Image S.A., 19.0% of Super Dolphin S.A., 22.1% of Mega Dolphin S.A., 19.0% of ATTM Consulting and Commercial Ltd. and 19.0% of NP Lion Leasing and Consulting Ltd. from two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting, increasing its ownership of Mega Image from 51% to 70 percent, its ownership of Super Dolphin from 51.0% to 70.0 percent, its ownership of Mega Dolphin from 59.3% to 81.4 percent, its ownership of ATTM Consulting and Commercial from 51.0% to 70.0% and its ownership of NP Lion Leasing and Consulting from 51.0% to 70.0% The remaining 30.0% of Mega Image, 30.0% of Super Dolphin, 18.6% of Mega Dolpin, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting were still owned by the two former executives of Mega Image, Super Dolphin, Mega Dolphin, ATTM Consulting and Commercial and NP Lion Leasing and Consulting.

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

	December 31,
	2004	2003
	(All amounts are expressed in millions of EUR)
Fair value of long-term debt	3,250.7	3,083.0
Carrying amount of long-term debt	2,822.8	2,739.5

Derivative financial instruments: The fair value of the derivative financial instruments is the amount at which these instruments could be settled based on estimates obtained from financial institutions.

	December 31,
	2004	2003
	(All amounts are expressed in millions of EUR)
Fair Value:
Interest rate instruments	12.0	17.1
Cross currency swaps	(15.3)	(6.0)

Recently issued accounting standards not yet adopted

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 154, “Accounting Changes and Error Corrections,” a replacement of Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” The standard applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change, the cumulative effect of changing to the new accounting principle.

FAS No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB Opinion 20 previously required that such a change be reported as a change in accounting principle. FAS No. 154 carries forward many provisions of prior guidance including provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, the correction of an error and accounting changes in interim financial statements. The standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after June 1, 2005.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations, An Interpretation of FAS No. 143, ‘Accounting for Asset Retirement Obligations.’” FIN No. 47 clarifies the requirements to record liabilities stemming from a legal obligation to clean up and retire fixed assets, when retirement depends on a future event. The interpretation will result in more consistent recognition of liabilities relating to asset retirement obligations, more information about expected future cash outflows associated with the obligations and investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but not required. Early adoption is encouraged. The adoption of this standard will not have an impact on Delhaize Group’s financial statements.

In December 2004, FASB issued a revision of FAS No. 123, “Accounting for Stock-Based Compensation,” titled “Share-Based Payment” (“FAS 123R”), which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Compensation cost should be measured based on fair value at their grant-date of the equity (or liability) instruments issued. This standard covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee purchase plans. Previous guidance established a fair-value-based method of accounting as preferable, but permitted entities the alternative of continuing to disclose in the footnotes what net income would have been had the preferable method been used. Delhaize Group elected to early adopt this standard, using the modified prospective method, in the first quarter of 2005 in conjunction with the timing of its transition to International Financial Reporting Standards.

In December 2004, FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, An Amendment of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions.’” APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance included a narrow exception to the fair value principle, which required the accounting for the exchange of a productive asset with a similar productive asset to be recorded using the carryover basis of the asset relinquished. The standard eliminates the narrow exception and replaces it with a broader exception (to use carryover basis of accounting) for exchanges of nonmonetary assets that lack “commercial substance.” A nonmonetary exchange lacks commercial substance if the future cash flows of the entity are not expected to change significantly as a result of the exchange. FAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance.

In November 2004, FASB issued FAS No. 151, “Inventory Costs – An Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, ‘Inventory Pricing.’” This standard clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be treated as current-period charges. In addition, the FAS required that the allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. FAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during years beginning after November 24, 2004. The adoption of this standard will not have an impact on the Delhaize Group’s financial statements.

In November 2004, FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets,’ in Determining Whether to Report Discontinued Operations.” When qualifying for discontinued operation treatment, the cash flows of the disposed component should be eliminated from the operations of the ongoing entity. The ongoing entity should not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. The following conclusions were reached:

a.	the assessment period may extend beyond one year after the component is disposed (in situations in which events or circumstances beyond the entity’s control, extend the period required to eliminate the direct cash flows or eliminate the significant continuing involvement), and

b.	the evaluation of whether discontinued operations treatment is appropriate (or classified as held for sale) should include significant events or circumstances that occur after the balance sheet date but before the issuance of financial statements.

EITF Issue No. 03-13 should be applied to a component of an enterprise that is disposed of (or classified as held for sale) in fiscal years beginning after December 15, 2004. Operating results related to a component that is disposed of (or classified as held for sale) within an enterprise’s fiscal year that includes November 30, 2004, may be classified to reflect the consensus but is not required. The adoption of this standard does not have an impact on the Delhaize Group’s financial statements.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

2.8	Fifth Supplemental Indenture, dated May 17, 2005 and effective as of January 1, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York (Filed as Exhibit 4 to Delhaize America’s quarterly report on Form 10-Q (File No. 0-6080) filed with the SEC on May 17, 2005 and incorporated by reference herein)

4.1	Agreement and Plan of Share Exchange, dated November 16, 2000, by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit No.	Description
4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement, dated May 18, 1999, between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement, dated November 4, 1999, among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement, dated February 13, 2001, between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement, dated May 20, 2002, between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2004)

11.1	Delhaize Group Code of Business Conduct and Ethics adopted on May 27, 2004 (Filed as Exhibit 11.1 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2004 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on April 12, 2005 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F