Form 20-F
period 2005-12-31
DELHAIZE GROUP
filed 2006-06-30
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2005

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

Square Marie Curie 40

1070 Brussels, Belgium

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

Ordinary Shares, without nominal value	94,705,062 (as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GENERAL INFORMATION

The consolidated financial statements of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (also referred to with our consolidated and associated companies, except where the context otherwise requires, as “Delhaize Group”, “we”, “us”, “our” and the “Company”) appear in Item 18 “Financial Statements” of this annual report on Form 20-F. The consolidated financial statements of Delhaize Group presented herein and the notes to the financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The principal differences between IFRS and US GAAP, as they relate to Delhaize Group, are presented in Note 46 to the consolidated financial statements.

Delhaize Group is a food retailer headquartered in Belgium, which operates in eight countries and on three continents. Delhaize Group was founded in Belgium in 1867. As of December 31, 2005, Delhaize Group had a sales network (which includes company-operated, affiliated and franchised stores) of 2,636 stores and employed approximately 136,000 people. The principal activity of Delhaize Group is the operation of food supermarkets in North America, Europe and Southeast Asia. Such retail operations are primarily conducted through Delhaize Group’s consolidated subsidiary, Delhaize America, Inc. (“Delhaize America”), and Delhaize Group’s businesses in Belgium, the Grand-Duchy of Luxembourg and Germany (collectively, “Delhaize Belgium”). Delhaize Group’s ordinary shares are listed under the symbol “DELB” on the regulated market Eurolist by Euronext Brussels. Delhaize Group American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” The Delhaize Group website can be found at www.delhaizegroup.com and www.delhaize.com.

Delhaize Group’s year ends on December 31. The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 52 weeks through December 31, 2005 in Delhaize Group’s year ended December 31, 2005, 52 weeks through January 1, 2005 in Delhaize Group’s year ended December 31, 2004 and 53 weeks through January 3, 2004 in Delhaize Group’s year ended December 31, 2003. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar-year basis. The results of operation of Victory Super Markets (“Victory”) are included in Delhaize Group’s consolidated results from November 27, 2004, the date Delhaize Group acquired Victory. The results of operation of Harveys Supermarkets (“Harveys”) are included in Delhaize Group’s consolidated results from October 26, 2003, the date Delhaize Group acquired Harveys. The results of operation of Cash Fresh are included in Delhaize Group’s consolidated results from May 31, 2005, the date that Delhaize Group acquired Cash Fresh. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003.

Delhaize Group’s first consolidated financial statements prepared in accordance with IFRS as adopted by the European Union appear in Item 18 “Financial Statements” of this annual report. Until December 31, 2004, Delhaize Group’s consolidated financial statements were prepared in accordance with Belgian Generally Accepted Accounting Principles (“Belgian GAAP”). Further information on the implications for Delhaize Group of the change in reporting standards from Belgian GAAP to IFRS can be found in Note 3 and Note 45 to the consolidated financial statements.

The euro is Delhaize Group’s reporting currency. The translations of euro amounts into U.S. dollar (“USD”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.2610, the reference rate of the European Central Bank on June 15, 2006. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2 to the consolidated financial statements.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

+32-2-412-2211

www.delhaizegroup.com

Cautionary Note Concerning Forward-Looking Statements

Statements included in, or incorporated by reference into, this report, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding the expansion and growth of Delhaize Group’s business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Private Securities Litigation Reform Act of 1995 about Delhaize Group that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “project”, “estimate”, “strategy”, “may”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Section B “Risk Factors” of Item 3 “Key Information” within this report. Other important factors that could cause actual results to differ materially from expectations of Delhaize Group are described under “D. Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data for Delhaize Group is qualified in its entirety by reference to, and should be read in conjunction with, the consolidated financial statements of Delhaize Group and the notes to the consolidated financial statements included under Item 18 “Financial Statements” of this annual report. The historical financial data has been derived from the audited consolidated financial statements of Delhaize Group prepared in accordance with IFRS. You should refer to Note 46 of the consolidated financial statements included in this document for a discussion of the principal material differences between IFRS and US GAAP as they apply to Delhaize Group.

The U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.2610, the reference rate of the European Central Bank on June 15, 2006.

	Year Ended December 31,				2002(1) EUR	2001(1) EUR
	2005 USD	2005 EUR	2004 EUR	2003 EUR
	(In millions, except per share amounts)
INCOME STATEMENT DATA
IFRS
Net sales and other revenues	23,489	18,628	17,875	18,497
Operating profit	1,132	898	864	807
Profit before taxes and discontinued operations	753	597	555	483
Net profit	466	370	302	285
Net profit attributable to equity holders of the Group	460	365	296	279
Cash dividends paid (3)	132	105	93	81
Basic earnings per share	4.91	3.89	3.19	3.03
Diluted earnings per share	4.68	3.71	3.09	3.02
US GAAP
Sales and other revenues	23,419	18,572	17,810	18,406	20,085	20,772
Operating income	1,139	903	881	895	893	777
Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	773	613	585	575	518	358
Income before minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle (2)	473	375	367	359	328	178
Net income (2)	459	364	304	242	287	148
Cash dividends paid (3)	132	105	93	81	133	125
Basic earnings per share (2)	4.89	3.87	3.29	2.63	3.12	1.86
Diluted earnings per share (2)	4.62	3.67	3.14	2.62	3.11	1.85

	Year Ended December 31,
	2005 USD	2005 EUR	2004 EUR	2003 EUR	2002(1) EUR	2001(1) EUR
	(In millions)
BALANCE SHEET DATA
IFRS
Current assets	3,548	2,813	2,424	2,260
Total assets	12,930	10,253	8,702	8,765
Short-term borrowings	—	—	28	237
Long-term debt	3,211	2,546	2,773	2,719
Long-term obligations under finance lease	824	654	559	562
Share capital	60	47	47	46
Minority interests	39	31	33	29
Shareholders’ equity	4,522	3,586	2,848	2,775
US GAAP
Current assets	3,557	2,821	2,407	2,308	2,647	2,790
Total assets (2)	13,136	10,417	8,824	8,959	10,443	11,838
Short-term borrowings	—	—	28	239	463	559
Long-term borrowings	3,260	2,585	2,798	2,740	3,144	3,762
Long-term capital lease obligations (2)	850	674	576	580	698	794
Capital shares	60	47	47	46	46	46
Minority interests (2)	42	33	36	31	29	29
Shareholders’ equity (2)	4,654	3,691	2,929	2,896	3,289	3,747

	Year Ended December 31,
	2005 USD	2005 EUR	2004 EUR	2003 EUR	2002(1) EUR	2001(1) EUR
	(In millions, except store count and per share amounts)
OTHER DATA
Store count at period end	—	2,636	2,565	2,559	2,527	2,444
Weighted average shares outstanding at period end	—	93.9	92.7	92.1	92.1	79.5
Net cash provided by operating activities	1,138	902	989	875
Net cash (used in) investing activities	(954)	(757)	(642)	(508)
Net cash (used in) provided by financing activities	(87)	(69)	(46)	(345)
Dividends per share (3)	1.51	1.20	1.12	1.00	0.88	1.44
Capital expenditures	802	636	494	463	635	554

(1)	Delhaize Group adopted International Financial Reporting Standards as of January 1, 2003. Therefore, no historical information is available under IFRS for 2002 and 2001.
(2)	Amounts for 2001 to 2004 reflect the restatement discussed in Note 46 to the consolidated financial statements (see page F-71).
(3)	Delhaize Group usually pays dividends once a year after the annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents the calendar-year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the actual dividend per Delhaize Group ADR paid by The Bank of New York, as depositary, to holders of Delhaize Group ADRs on the dividend payment date. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(Amounts in EUR)	(Amounts in USD)
2005	1.20	1.53
2004	1.12	1.37
2003	1.00	1.22

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

The Bank of New York, as Delhaize Group’s depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents an ownership interest in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which has been deposited with the depositary. Because The Bank of New York holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and all holders from time to time of the Delhaize Group ADSs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution Delhaize Group pays on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “E. Taxation” under Item 10 “Additional Information” below. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

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

The euro to U.S. dollar exchange rate was EUR 1 = USD 1.1797 as of December 30, 2005 based on the reference rate of the European Central Bank. The following table shows the U.S. dollar euro exchange rate for, 2001, 2002, 2003, 2004, 2005 and the six months preceding the date of this document, based on the period-end noon buying rate expressed in U.S. dollars per euro.

Month/Year	Period End	Average Rate(1)	High	Low
	USD	USD	USD	USD
Euro to U.S. dollar
June 2006 (through June 15)	1.2616	1.2728	1.2953	1.2574
May 2006	1.2833	1.2767	1.2888	1.2607
April 2006	1.2624	1.2273	1.2624	1.2091
March 2006	1.2139	1.2028	1.2197	1.1886
February 2006	1.1925	1.1940	1.2100	1.1860
January 2006	1.2158	1.2126	1.2287	1.980
2005	1.1842	1.2449	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370

(1)	The average rate for 2001, 2002, 2003, 2004 and 2005 is the average of the noon buying rates for euros on the last business day of each month during the relevant period. The average rate for each of the six months preceding the date of this document is the average of the noon buying rates for euros on each business day during the relevant period.

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

Delhaize Group has substantial debt outstanding. As of December 31, 2005, Delhaize Group had total consolidated debt outstanding of approximately EUR 3.9 billion, including total capital lease obligations of approximately EUR 689 million. Delhaize Group’s level of debt could:

•	make it difficult for Delhaize Group to satisfy its obligations, including making interest payments;

•	limit Delhaize Group’s ability to obtain additional financing to operate its business;

•	limit Delhaize Group’s financial flexibility in planning for and reacting to industry changes;

•	place Delhaize Group at a competitive disadvantage as compared to less leveraged companies;

•	increase Delhaize Group’s vulnerability to general adverse economic and industry conditions; and

•	require Delhaize Group to dedicate a substantial portion of its cash flow to payments on its debt, reducing the availability of its cash flow for other purposes.

Delhaize Group may borrow additional funds to fund its capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that Delhaize Group will experience some or all of the risks described above.

A competitive labor market may increase Delhaize Group’s costs, resulting in a decrease in Delhaize Group’s profits or an increase in its losses.

Delhaize Group’s success depends in part on its ability to attract and retain qualified personnel in all areas of its business. Delhaize Group competes with other businesses in its markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact Delhaize Group’s results of operations. A shortage of qualified employees may require Delhaize Group to increase its wage and benefit offerings in order to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. Increased labor costs could increase Delhaize Group’s costs, resulting in a decrease in Delhaize Group’s profits or an increase in its losses. There can be no assurance that Delhaize Group will be able to fully absorb any increased labor costs through its efforts to increase efficiencies in other areas of its operations.

The significance of Delhaize America’s contribution to the revenues of Delhaize Group and the geographic concentration of Delhaize America’s stores on the east coast of the United States make it vulnerable to economic downturns, natural disasters and other catastrophic events that may impact that region.

During 2005, approximately 72% of Delhaize Group’s sales were generated through its ownership of Delhaize America. Substantially all of Delhaize America’s stores are located on the east coast of the United States. Consequently, Delhaize Group’s operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. If the east coast of the United States were to experience a general economic downturn, natural disaster or other adverse condition, the results of operations of Delhaize Group may suffer.

Because of the number of properties owned and leased by Delhaize Group, Delhaize Group has a potential risk of environmental liability.

Delhaize Group is subject to laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liabilities for the costs of cleaning up, and certain damages arising from, sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, Delhaize Group may be responsible for the remediation of environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether Delhaize Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by Delhaize Group or by a prior owner or tenant. The costs of investigation, remediation or removal of environmental conditions may be substantial. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners, tenants or sub-tenants of real properties for personal injuries associated with asbestos-containing materials. There can be no assurance that environmental conditions relating to prior, existing or future store sites will not harm Delhaize Group through, for example, business interruption, cost of remediation or harm to reputation.

If Delhaize Group is unable to locate appropriate real estate or enter into real estate leases on commercially acceptable terms, it may be unable to open new stores.

Delhaize Group’s ability to open new stores is dependent on its competence in identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Delhaize Group fails to identify and enter into leases on a timely basis for any reason, including its inability due to competition from other companies seeking similar sites, Delhaize Group’s growth may be impaired because it may be unable to open new stores as anticipated. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Unfavorable exchange rate fluctuations may negatively impact Delhaize Group’s results.

Delhaize Group’s operations are conducted primarily in the United States, Belgium and to a lesser extent in other parts of Europe and Indonesia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are recorded in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in Delhaize Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies (particularly the U.S. dollar) and the euro may have a material adverse effect on Delhaize Group’s consolidated financial statements as reported in euros.

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

The packaging, marketing, distribution and sale of food products purchased from others entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants. Even an inadvertent shipment of adulterated products is a violation of law and may lead to an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against Delhaize Group or that Delhaize Group will not be obligated to perform such a recall in the future. If a product liability claim is successful, Delhaize Group’s insurance may not be adequate to cover all liabilities it may incur, and Delhaize Group may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If the Group does not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on the Group’s ability to successfully market its products and on the Group’s business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could have a material adverse effect on the Group’s reputation with existing and potential customers and on Delhaize Group’s business and financial condition and results of operations.

Strikes, work stoppages and slowdowns could negatively affect Delhaize Group’s results of operations.

A number of employees of companies of Delhaize Group are unionized. Delhaize Group cannot exclude the possibility that relations with the unionized portion of its workforce will deteriorate or that its workforce would initiate a strike, work stoppage or slowdown in the future. In such an event, Delhaize Group’s business, financial condition and results of operations could be negatively affected, and Delhaize Group cannot provide assurance that it would be able to adequately meet the needs of its customers utilizing its remaining workforce. In addition, similar actions by Delhaize Group’s non-unionized workforce cannot be excluded.

Delhaize Group’s may not be able to fund its renovation plans, which may adversely affect Delhaize Group’s business and financial condition.

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

As part of its long-term strategy, Delhaize Group continues to reinforce its presence in the geographic locations where it currently operates and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and engaging in store renovations and market renewals. In doing so, Delhaize Group faces risks commonly encountered with growth through acquisition and conversion. These risks include, but are not limited to, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets in which Delhaize Group has no or limited experience, the disruption of Delhaize Group’s ongoing business and the dissipation of Delhaize Group’s management resources. Realization of the anticipated benefits of an acquisition, store renovation or market renewal may take several years or may not occur at all. Delhaize Group’s growth strategy may place a significant strain on its management, operational, financial and other resources. In particular, the success of Delhaize Group’s acquisition strategy will depend on many factors, including its ability to:

•	identify suitable acquisition opportunities;

•	successfully complete acquisitions at valuations that will provide anticipated returns on invested capital;

•	quickly and effectively integrate acquired operations in order to realize operating synergies;

•	obtain necessary financing on satisfactory terms; and

•	make payments on the indebtedness that it might incur as a result of these acquisitions.

There can be no assurance that Delhaize Group will be able to execute successfully its acquisition strategy, store renovations or market renewals, and any failure to do so could have a material adverse effect on Delhaize Group’s business, financial condition and results of operations.

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

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities, and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements.

Risks associated with the suppliers from whom Delhaize Group’s products are sourced could adversely affect Delhaize Group’s financial performance.

The products Delhaize Group sells are sourced from a wide variety of domestic and international suppliers. Delhaize Group’s ability to find qualified suppliers who meet its standards, and to access products in a timely and efficient manner is a significant challenge. Political and economic instability in the countries in which suppliers are located, the financial instability of suppliers, suppliers’ failure to meet Delhaize Group’s standards, labor problems experienced by Delhaize Group’s suppliers, the availability of raw materials to suppliers, merchandise quality issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located are beyond Delhaize Group’s control. In addition, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond Delhaize Group’s control. These and other factors affecting Delhaize Group’s suppliers and access to products could adversely affect Delhaize Group’s financial performance.

Natural disasters and geopolitical events costs could adversely affect Delhaize Group’s financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, and geopolitical events, such as civil unrest in a country in which Delhaize Group operates or in which its suppliers are located and attacks disrupting transportation systems, could adversely affect Delhaize Group’s operations and financial performance. Such events could result in physical damage to one or more of Delhaize Group’s properties, the temporary closure of one or more stores and distribution centers, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply or products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to Delhaize Group’s distribution centers or stores within a country in which Delhaize Group is operating and the temporary reduction in the availability of products in its stores. These factors could otherwise disrupt and adversely affect Delhaize Group’s operations and financial performance.

In all control systems there are inherent limitations, and misstatements due to error or fraud may occur and not be detected, which may adversely impact Delhaize Group’s business and operating results.

Effective internal control over financial reporting is necessary for Delhaize Group to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. If Delhaize Group cannot provide reasonable assurance with respect to its financial reports and effectively prevent fraud, its business and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that the control may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Group experiences difficulties in its implementation of internal controls, its business and operating results could be harmed and it could fail to meet its reporting obligations.

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

may differ from those that would apply if Delhaize Group were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company’s behalf, are more limited than in the United States.

In addition, if a holder of Delhaize Group ordinary shares in registered form wishes to attend a general meeting, such holder must send to Delhaize Group’s registered office an attendance form evidencing his or her intent to exercise his or her rights at the meeting at least four business days prior to such meeting, and must remain the holder of such shares until the day after the meeting. A holder of Delhaize Group ordinary shares in bearer form must deposit the ordinary shares under which voting rights will be exercised with Delhaize Group’s registered office, or such other place as specified in the notice for the meeting, at least four business days prior to the applicable meeting. Similarly, a holder of Delhaize Group ADRs who gives voting instructions to the depositary must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

You may be unable to serve legal process or enforce judgments against Delhaize Group and its directors, officers and experts.

Delhaize Group is a Belgian company and most of its directors, many of its officers and its external auditor, Deloitte Reviseurs d’Entreprises SC sfd SCRL, are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in U. S. courts against any of these non-resident persons or Delhaize Group based upon the civil liability provisions of the securities or other laws of the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of U. S. courts. Actions for the enforcement of judgments of U. S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U. S. court, and is satisfied that:

•	the judgment is not contrary to Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;

•	a claim was filed both outside Belgium and in Belgium, whereas the claim filed in Belgium is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and

•	the judgment submitted to the Belgian court is authentic.

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

As a foreign private issuer, Delhaize Group is not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. In addition, as a foreign private issuer, Delhaize Group is not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Exchange Act. Although Delhaize Group is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U. S. issuers. Therefore, there may be less publicly available information about Delhaize Group than is regularly published by or about other public companies in the United States. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission (“SEC”), Delhaize Group may publicly file its earnings reports later than U.S. issuers. Delhaize Group is required to file annual reports on Form 20-F and reports on Form 6-K. Delhaize Group intends to file current reports containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by U.S. domestic issuers. Also, certain of the SEC’s rules implementing the U.S. Sarbanes-Oxley Act of 2002 provide foreign private issuers with longer compliance transition periods.

Delhaize Group’s ADRs are listed under the symbol “DEG” on the New York Stock Exchange (“NYSE”), which adopted revised corporate governance listing standards in November 2003. Delhaize Group, as a foreign private issuer, is exempt from some of the corporate governance requirements of the NYSE that are applicable to U.S. domestic companies listed on the NYSE. Under the NYSE’s revised corporate governance listing standards, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group met this requirement by providing such disclosure in its annual report for the fiscal year ending December 31, 2005 that is distributed to shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History

The Company is a société anonyme (public limited liability company) organized under the laws of the Kingdom of Belgium. The corporate name of the Company is Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) in French, Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Groep) in Dutch and Delhaize Brothers and Co. “The Lion” (Delhaize Group) in English. The name of the Company in abbreviated form is “Groupe Delhaize” in French, “Delhaize Groep” in Dutch and “Delhaize Group” in English. The Company can use either its full corporate name or any of the abridged names. The version of the Company’s legal name that is used most often is Delhaize Group. The registered office of the Company is located at rue Osseghemstraat 53, 1080 Brussels, Belgium.

In 1867, the brothers Jules and Auguste Delhaize founded the Company as a wholesale supplier of groceries in Charleroi, Belgium. In 1957, the Company opened its first supermarket in Belgium. Since that date, the Company has expanded its supermarket operations across Belgium and into other parts of Europe, North America and Southeast Asia. The Company was converted from a limited partnership to a limited liability company on February 22, 1962.

The Company entered the United States in 1974, acquiring approximately 35% of Food Town Stores, Inc., a food retailer that operated 22 stores in the southeastern United States. In 1976, the Company increased its stake to 52%. In 1983, Food Town Stores, Inc. was renamed Food Lion, Inc. In December 1996, the Company’s U.S. operations were expanded when Food Lion acquired Kash n’ Karry.

In 1999, Food Lion reorganized its corporate structure to create a holding company known as Delhaize America with two operating subsidiaries, Food Lion and Kash n’ Karry. In July 2000, Delhaize America acquired the supermarket chain Hannaford Bros. Co. In October 2003, J.H. Harvey Co., a supermarket business operating in Georgia and Florida, was acquired and added to the U.S. store network of Delhaize Group. In November 2004, Victory Distributors, Inc., a 19-store business operating in Massachusetts and New Hampshire under the trade name Victory Super Markets, was acquired by Hannaford and added to its store network.

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

The 1990s were a period of international expansion for the Company. The following subsidiaries were integrated into the Company in the following countries during this time: Delvita – Czech Republic (1991), Alfa-Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Since then, some of these businesses have been divested to focus Company resources on better investment opportunities: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004) and Delvita – Slovakia (2005).

In 2001, Alfa-Beta, the Greek operating company of Delhaize Group acquired Trofo, a chain of stores operating in Greece. In 2005, Delhaize Belgium acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium.

B. Overview

Delhaize Group is a food retailer headquartered in Belgium with operations in 8 countries on three continents – North America, Europe and Asia. As of December 31, 2005, Delhaize Group’s sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,636 stores, and Delhaize Group employed approximately 136,000 people. In 2005, Delhaize Group recorded net sales and other revenues of EUR 18.6 billion and net income of EUR 364.9 million.

Delhaize Group’s primary store format consists of supermarkets, which represent approximately 81% of Delhaize Group’s sales network. Delhaize Group’s sales network also includes other store formats such as proximity stores (defined on page 20 under the heading Proximity Stores) and specialty stores (defined on page 20 under the heading Specialty Stores). In addition to food retailing, which accounted for approximately 92% of Delhaize Group’s sales in 2005, Delhaize Group engages in food wholesaling to stores in its sales network in addition to non-food retailing of products such as pet products, health and beauty products, prescriptions and other household and personal products.

The following table sets forth, as of the dates indicated, Delhaize Group’s sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31, 2005	At December 31, 2004	At December 31, 2003
United States (1)	1,537	1,523	1,515
Belgium	808	747	728
Greece	135	129	119
Emerging Markets	156	166	197

Total	2,636	2,565	2,559

(1)	Includes stores at December 31, 2005, January 1, 2005 and January 3, 2004.

Net Sales and Other Revenues (in millions of EUR)

	At December 31, 2005	At December 31, 2004	At December 31, 2003
United States (1)	13,314.3	12,750.8	13,595.6
Belgium	4,005.1	3,872.9	3,675.7
Greece	908.0	873.0	846.9
Emerging Markets	400.1	378.4	379.2

Total	18,627.5	17,875.1	18,497.4

(1)	Includes 52 weeks in 2005 and 2004 and 53 weeks of sales in 2003.

Delhaize Group’s operations are located primarily in the United States, Belgium and Greece, with a small percentage of its operations in Central Europe and in Southeast Asia. In 2005, operations in the United States accounted for 71.5% of net sales and other revenues. Operations in Belgium, the Grand-Duchy of Luxembourg and Germany accounted for 21.5% of net sales and other revenues. Operations in Greece accounted for 4.9% of net sales and other revenues. In 2005, Delhaize Group also had operations in the Czech Republic, Slovakia (divested in June 2005), Romania and Indonesia. Net sales and other revenues in the Emerging Markets accounted for 2.1% of net sales and other revenues of Delhaize Group in 2005.

Strategy

Delhaize Group has leading positions in food retailing in key markets. The Group’s position was established through strong local companies going to market with a variety of food store formats. The local companies benefit from and contribute to the Group’s strength, expertise and successful practices. Delhaize Group is committed to offering a locally differentiated shopping experience to its customers, delivering high value and maintaining high social, environmental and ethical standards.

This strategy consists of the following building blocks:

•	pursuing concept leadership;

•	pursuing executional excellence;

•	operating as a learning company;

•	providing a more attractive workplace; and

•	acting as a responsible corporate citizen.

1. Pursuing Concept Leadership

For each of its operating companies, Delhaize Group seeks to establish a differentiated market position with a unique combination of strengths through the development of leading concepts based on its expertise in food retailing. Delhaize Group will continue to improve the effectiveness of its existing operations in order to increase sales on a sustainable basis and support its operating margins.

Delhaize Group uses targeted consumer research with all of its operating companies to anticipate the needs of its customers and to provide them with a strong shopping experience. To maintain high levels of service and support, Delhaize Group focuses on innovative human resources practices, including training, job rotation, career planning and performance-related benefits.

Delhaize Group seeks to deliver profitable top-line growth by continually strengthening its existing activities and fostering store network growth. The store network is expanded both organically (new store openings and store remodelings and expansions) and through selective acquisitions that enable Delhaize Group to reinforce its market positions in existing or contiguous markets. Delhaize Group actively manages its store portfolio to maintain a balance of current profitability and future growth potential.

2. Pursuing Executional Excellence

Leading concepts are only sustainable when they are supported by executional excellence. Retail operations demand a daily commitment to deliver timely and consistently on projects and targets. Executional excellence also requires the development of the necessary tools and systems and identification of the managers and associates accountable for each element.

Delhaize Group is committed to being among the best operators in the industry by maintaining high standards for its core assets, through regular remodelings of its stores and continued investments in supporting infrastructure. Delhaize Group intends to use the high brand recognition by its customers and the strong market shares of its most significant local operations to optimize procurement, marketing, logistics and human resources.

The use of state-of-the-art technologies is a key element in maintaining executional excellence. Delhaize Group focuses on implementing innovative technologies for consumers and supply chain management. This allows it to anticipate and respond to the needs of its customers, increase sales, diminish costs and support margins.

3. Operating as a Learning Company

Delhaize Group believes that growth opportunities in an international group lie in identifying and distributing best practices and encouraging learning through the sharing of ideas and new developments. For Delhaize Group, becoming a learning company is a strategic process through which the knowledge and the experiences of the companies and associates throughout the organization are exchanged in a systematic way to maximize the potential of each operating company and the Group as a whole.

The Delhaize Group structure allows its operating companies to develop a local go-to-market strategy to drive customer loyalty and sales. Where opportune, Delhaize Group provides its operating companies with coordinated support and focuses on the optimal allocation of resources to the priorities of its companies. This allows Delhaize Group to maximize synergies and the exchange of best practices among the operating companies of the Group.

4. Providing a More Attractive Workplace

Delhaize Group believes that attracting and retaining skilled and motivated associates is key to its success. Therefore, Delhaize Group and its operating companies want to create an attractive professional environment. They offer a competitive compensation package, based on local standards. Associates are offered opportunities for personal development, in their current function and throughout their career, through training, talent planning and internal promotions. Several operating companies run associate recognition programs, based on career length and outstanding performance.

In their recruiting and internal promotion practices, Delhaize Group and its operating companies put a high value on diversity. In order to make associates feel part of the Group and give them the broader picture of the Company, they are continuously informed of the Company’s progress, strategy and initiatives through a wide array of tools: face-to-face and group meetings, electronic and printed newsletters, intranets and billboards.

5. Acting as a Responsible Corporate Citizen

Delhaize Group acts as a responsible citizen towards the environment and the community within its local markets of operation. As a retailer, Delhaize Group considers energy and waste to be its key environmental impact areas. The Group’s operating companies take an innovative approach towards energy. They also focus on waste avoidance, collection and recycling. The operating companies of the Group support the communities in which they operate through a wide range of charitable initiatives. These are mainly focused on poverty reduction, healthcare and education.

Delhaize Group operates at a high standard of corporate governance and ethical business practices. The Group also continues to reinforce its efforts for transparent communication with its shareholders.

C. Operational Overview

As of December 31, 2005, Delhaize Group operated the following banners:

United States	Belgium (a)	Southern and Central Europe	Southeast Asia

• Food Lion • Bloom • Bottom Dollar Food • Hannaford • Kash n’ Karry • Sweetbay Supermarkets • Harveys	• Delhaize ”Le Lion” Supermarket • Cash Fresh • AD Delhaize • Delhaize City • Proxy Delhaize • Shop ‘n Go • Caddy-Home • Di • Tom & Co	Greece • Alfa-Beta • ENA • Shop & Go • Trofo Market • AB City • AB Food Market Czech Republic • Delvita • Proxy • Delvita City Romania • Mega Image	Indonesia • Super Indo

(a)	Including 29 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

United States

Overview. Delhaize Group engages in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Kash n’ Karry, Sweetbay, Reid’s, Harveys, Bloom and Bottom Dollar Food. The Kash n’ Karry stores will be remodeled and re-branded under the new brand Sweetbay Supermarkets by the end of 2007. For the fiscal year ended December 31, 2005, Delhaize Group achieved net sales and other revenues of USD 16.6 billion (EUR 13.3 billion) in the United States. Delhaize Group is the third largest supermarket operator on the east coast of the United States for fiscal year 2005 based on sales. At the end of 2005, Delhaize Group employed approximately 104,000 people in the United States.

Sales network. The growth of the U.S. sales network of Delhaize Group has historically been based on store openings, complemented by a strategy of selective acquisitions. In 2005, Delhaize Group opened or acquired 42 stores in the United States, consisting of 31 Food Lion stores, three Hannaford stores, five Sweetbay stores and three Harveys stores. During 2005, Delhaize Group also closed or relocated 28 U.S. stores. As a result, as of December 31, 2005, Delhaize Group operated 1,537 supermarkets in 16 states in the eastern United States.

	Food Lion*	Hannaford	Kash n’ Karry/ Sweetbay	Harveys	Total
Delaware	17				17
Florida	35		**108	8	151
Georgia	43			59	102
Kentucky	11				11
Maine		47			47
Maryland	75				75
Massachusetts		23			23
New Hampshire		27			27
New York		34			34
North Carolina	491				491
Pennsylvania	7				7
South Carolina	124				124
Tennessee	66				66
Vermont		14			14
Virginia	330				330
West Virginia	18				18
TOTAL	1,217	145	108	67	1,537
Number of states	11	5	1	3	16

*	Includes five Bloom and three Bottom Dollar Food.
**	Includes 25 Sweetbay Supermarkets.

Food Lion supermarket locations average approximately 3,300 square meters (35,500 square feet) in gross selling area, Hannaford supermarkets average approximately 4,515 square meters (48,600 square feet) in gross selling area and Kash n’ Karry stores average approximately 4,070 square meters (43,800 square feet) in gross selling area. Harveys supermarkets average approximately 2,710 square meters (29,200 square feet) in gross selling area.

The Food Lion store prototypes are approximately 2,695, 3,250 and 3,530 square meters (29,000, 35,000 and 38,000 square feet). The sizes of the Hannaford store prototypes are approximately 3,250, 4,370 and 5,110 square meters (35,000, 47,000 and 55,000 square feet). As the Company rebrands its Kash n’ Karry stores, the current Sweetbay prototypes are approximately 3,940, 4,090 and 4,550 square meters (42,400, 44,000 and 49,000 square feet).

In recent years, Delhaize Group has pursued an aggressive remodeling program in the United States to provide its customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2005, Delhaize Group remodeled 176 stores in the United States, including 131 Food Lion stores, 22 Hannaford stores (including 19 acquired Victory stores converted to Hannaford), 9 Harveys stores and 14 Kash n’ Karry stores. In addition, 12 Food Lion stores were converted to the Harveys banner.

In 2005, Food Lion renewed two entire markets in Greensboro, North Carolina, and Baltimore, Maryland, where it remodeled 58 and 66 stores, respectively, with a new interior, new merchandising fixtures, expanded perishable offerings and made changes to product selections.

In 2004, Kash n’ Karry decided to focus its future development on its core markets on the west coast of Florida and, as a consequence, divested its operations on the east coast of Florida and in the region of Orlando. As part of this new strategy, the remaining Kash n’ Karry stores will be remodeled and re-branded to Sweetbay Supermarket by the end of 2007. At the end of 2005, 25 stores were opened under the Sweetbay banner, including six new stores.

Competition and regulation. The U.S. business in which Delhaize Group is engaged is competitive and characterized by narrow profit margins. Delhaize Group competes in the United States with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers, discount retailers and dollar stores. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service.

From time to time, Delhaize Group and its competitors engage in price competition in the United States, which can adversely affect operating margins in some of its markets. The major competitors of Food Lion are Wal-Mart, Kroger, Bi-Lo, Harris Teeter and Lowes Food. The major competitors of Hannaford are Shaws, Price Chopper, DeMoulas (Market Basket), Royal Ahold (Stop and Shop) and Wal-Mart. The major competitors of Kash n’ Karry are Save-A-Lot, Publix, Wal-Mart, Winn-Dixie and Albertson’s. The major competitors of Harveys are Winn-Dixie, Wal-Mart and Publix.

The opening of new stores is largely unconstrained by regulation in most of the states where Food Lion, Kash n’ Karry and Harveys operate. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the U.S. states in which Delhaize Group is active. Most of Delhaize Group’s U.S. stores are open 17 to 18 hours a day and seven days a week.

Assortment. Delhaize Group’s U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as health and beauty care and other household and personal products. Delhaize Group’s U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Food Lion offers between 15,000 and 20,000 stock keeping units (“SKUs”) in its supermarkets, Kash n’ Karry between 30,000 and 35,000 SKUs, Sweetbay between 35,000 and 40,000, Hannaford between 30,000 and 40,000 SKUs and Harveys between 15,000 and 35,000 SKUs.

Private label products. Each of Delhaize Group’s principal U.S. banners offers its own line of private label products. The Food Lion, Hannaford and Kash n’ Karry private label programs are consolidated into a single procurement program, enhancing the sales and marketing of the various private label brands, reducing the cost of goods sold for private label brands and strengthening the margins for these products. Sales of private label products represented 17%, 18%, 15%, 14% and 11% of Food Lion’s, Hannaford’s, Kash n’ Karry’s, Sweetbay’s and Harveys’s respective sales in fiscal 2005. As of December 31, 2005, Food Lion offered more than 3,200 private label SKUs. As of December 31, 2005, Hannaford offered approximately 3,600 SKUs under its private label program, and the private label program at Kash n’ Karry had more than 2,300 SKUs. Harveys offers more and 1,700 SKUs under its private label program.

Loyalty cards. Delhaize America has two loyalty card programs: the MVP card at Food Lion and the Preferred Customer Club (“PCC”) card at Kash n’ Karry. The MVP customer loyalty card program accounted for 76% of sales (65% of all transactions) at Food Lion in 2005. During the fiscal year ended December 31, 2005, approximately 9.0 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions. The PCC card will not be used by Sweetbay Supermarket and will therefore cease to exist before the end of 2007.

Pharmacies. As of December 31, 2005, there were 71 pharmacies in Kash n’ Karry stores, 26 pharmacies in Food Lion stores, 107 pharmacies in Hannaford stores and 14 pharmacies in Harveys stores.

Belgium, the Grand-Duchy of Luxembourg and Germany

Overview. Belgium is the historical home market of Delhaize Group. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, Delhaize Group has built a strong market position (second in terms of sales), providing its customers with quality products and services at competitive prices. In 2005, Delhaize Group achieved sales of EUR 4.0 billion in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 3.4% over 2004, due to the acquisition of Cash Fresh in May 2005. Comparable store sales decreased by 1.1% in 2005. The market share of Delhaize Group in Belgium decreased from 25.7% in 2004 to 25.5% in 2005 (source: A.C. Nielsen). At the end of 2005, Delhaize Group employed approximately 16,580 people in Belgium, the Grand-Duchy of Luxembourg and Germany.

Sales network. In Belgium, the Grand-Duchy of Luxembourg and Germany, Delhaize Group’s sales network consists of several brand names, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which Delhaize Group sells wholesale goods). As of December 31, 2005, Delhaize Group’s sales network consisted of 808 stores in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 61 stores since 2004. In May 2005, the Company acquired Cash Fresh, a company operating 43 supermarkets mainly in the northeastern part of Belgium.

The network included 360 supermarkets under the Delhaize “Le Lion”, Cash Fresh and AD Delhaize banners, 218 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 230 specialty stores, of which 131 health and beauty stores operated under the Di banner and 99 pet food and products stores operated under the Tom & Co banner. At the end of 2005, Delhaize operated 29 stores in the Grand-Duchy of Luxembourg, as well as two stores in Germany (Aachen, Nordrhein Westfalen).

Supermarkets. The supermarkets that are company-operated by Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany carry the Delhaize “Le Lion” banner. The number of company-operated supermarkets increased in 2005 from 127 to 128 and 15 supermarkets underwent remodeling. A Delhaize “Le Lion” supermarket offers approximately 18,000 SKUs. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom Delhaize Group sells its products at wholesale prices. The independent retailer benefits from the trade name and expertise of Delhaize Group. The AD Delhaize supermarket has a surface between 750 square meters and 1,200 square meters and offers 12,000 to 18,000 SKUs.

Proximity stores. Delhaize Group’s network of proximity stores in Belgium, the Grand-Duchy of Luxembourg and Germany consists of 218 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are company-operated proximity stores selling almost exclusively private label products, targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 370 square meters (3,978 square feet). Eighty percent of the approximately 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have a selling area of between 100 and 250 square meters (1,075—2,690 square feet) and offer over 1,200 SKUs.

E-commerce. Caddy-Home, the food products home delivery banner of Delhaize Group in Belgium, sells food products to customers for which orders can be placed by telephone, fax and the Internet. As of December 31, 2005, Caddy-Home delivered in 11 cities throughout Belgium, offering over 5,000 SKUs to customers.

Specialty stores. Di stores specialize in health and beauty care products. Tom & Co is a specialty chain focusing on food, beauty care products and accessories for pets. At the end of 2005, a large part of the 131 Di stores and the large majority of the 99 Tom & Co stores were operated under franchise agreements with independent operators.

Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, Delhaize Group faces competition from national retailers in Belgium, such as Colruyt and Mestdagh.

Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, Delhaize Group and its competitors engage in heavy price competition. Since 2002, Delhaize Group focuses in Belgium on consistently competitive prices, without many weekly price promotions.

Belgian law requires that permits be obtained for the opening and extension of stores exceeding certain sizes (always above 400 square meters selling area). In March 2005, a new regulation has been introduced to increase the flexibility of procedures for store openings and enlargements of sales surfaces. Shopping hours are restricted due to legislation and agreements with unions. By law, Belgian retail outlets must generally remain closed one day of the week. Retail outlets, other than night shops, must generally remain closed between 8 p.m. and 5 a.m. On Friday, retail outlets may remain open until 9 p.m.

Assortment. The supermarkets of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and nonfood items such as health and beauty care and other household and personal products. A Delhaize “Le Lion” supermarket sells approximately 18,000 SKUs. An AD Delhaize supermarket sells between 12,000 and 18,000 SKUs, depending on its selling area. A Delhaize Proxy sells an average of 6,000 SKUs, while a Delhaize City store sells approximately 3,500 SKUs.

Management believes that Delhaize Group is a market leader in Belgium for prepared meals. In 2005, Delhaize Belgium sold approximately 17 million prepared meals and prepared meal components. In Belgium, Delhaize Group has also developed a large range of organic products. As of December 31, 2005, Delhaize Group offered more than 680 organic products in Belgium. In 2005, sales of organic products represented 2.1% of Delhaize Group’s food sales in Belgium.

Private Label. In Belgium, Delhaize Group actively promotes two different lines of private label products, including more than 6,000 different SKUs under the brands Delhaize and “365”. In 2005, private label sales under the Delhaize brand accounted for 34% of Delhaize Group’s total net sales and other revenues in Belgium. Delhaize products, which are marketed as value priced products, are comparable in quality to national brand products but are sold for lower prices. Private label products under the Delhaize brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products, which are marketed as low price products, are first private label products with a “no frills” packaging. This private label brand was launched in May 2004, initially in the Belgian operations of Delhaize Group, followed by the Greek, the Czech and Romanian operations of Delhaize Group. At the end of 2005, the “365” offering included approximately 360 SKUs in Belgium, 235 in Greece, 260 in the Czech Republic and 50 SKUs in Romania.

Loyalty Card. Since 1992, Delhaize Group’s stores in Belgium used a loyalty card known as the Plus Card, which was used by customers for approximately 90% of total sales in Delhaize “Le Lion” supermarkets in 2005. The Plus Card also provides benefits for shoppers at other Company stores in Belgium. Since 1999, Delhaize Group has developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2005, more than 2.8 million active Plus Cards were outstanding in Belgium.

Greece

In 2005, net sales and other revenues of Alfa-Beta Vassilopoulos S.A., the Greek subsidiary of Delhaize Group, increased by 4.0% to EUR 908 million. Management believes the subsidiary is the second largest food retailer (in terms of sales) in Greece. In 2005, Delhaize Group increased its shareholding in Alfa-Beta Vassilopoulos S.A. by purchasing 1.3 million additional shares, bringing its total stake to 60.6% at the end of 2005.

In 2005, Delhaize Group increased the number of stores in Greece by 6 to a total of 135 at the end of 2005. As of December 31, 2005, Alfa-Beta directly operated 92 supermarkets under the Alfa-Beta banner, 10 warehouse stores under the ENA banner and nine AB City stores and served 24 affiliated stores operated under the Trofo Market, AB Food Market and Shop & Go banners. At the end of 2005, Alfa-Beta employed approximately 6,740 people.

Alfa-Beta seeks to attract customers looking for competitive pricing as well as quality products and services. In 2005, the Company focused on expanding its affiliated network. The Company also reinforced its consumer appeal by focusing on assortment, price competitiveness and service. In 2005, Alfa-Beta reduced the price of approximately 2,000 products to reinforce its competitive position.

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Carrefour, Delhaize Group, Lidl and Metro are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa-Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited.

Emerging Markets

Overview. In 2005, net sales and other revenues in the Emerging Markets of Delhaize Group (the Czech Republic, Romania and Indonesia) increased by 5.7% to EUR 400 million. In 2005, Delhaize Group decreased the number of stores in its Emerging Markets by 10 to a total of 156 at the end of 2005, due to the divestiture of its Slovak operations (11 stores) in June 2005.

Czech Republic. Delvita has been the operating company for Delhaize Group’s interests in the Czech Republic since 1991. Delhaize Group is the sole shareholder of Delvita.

As of December 31, 2005, Delhaize Group operated 94 stores in the Czech Republic under the Delvita, Delvita City and Proxy banners. At the end of 2005, Delvita employed approximately 3,800 people in the Czech Republic.

The Delvita market strategy is to provide quality products and services at competitive prices. In 2005, Delvita concentrated on the following objectives: supporting sales through clear differentiation and increasing profitability by obtaining a better sales mix and practicing strict cost discipline. The Company reinforced its assortment by adding Czech specialty food, Italian food and prepared meals. The private label offering was extended significantly, including more than 260 items of the “365” brand of first price products.

The Czech retail market is competitive and characterized by the presence of a large number of international retailers such as Metro, Ahold, Rewe, Lidl, Tengelman, Tesco and Globus. Delvita competes with supermarket chains, hypermarkets, discount food stores, warehouse clubs, gas stations and traditional Czech food stores and markets. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service.

In the Czech Republic, there are limited regulatory constraints relating to store openings, store extensions or business hours.

Romania. Delhaize Group has owned 100% of Mega Image since 2004. As of December 31, 2005, Mega Image operated 16 supermarkets in Romania. Mega Image employed approximately 1,100 people at the end of 2005. In 2005, Mega Image focused on growth in its existing stores, and on organizational and operational improvements in its operations. Continued growth could be achieved through the improvement of its assortment, the further development of the “365” private label range of products and the strengthening of its price position.

Indonesia. In 1997, Delhaize Group entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores. The Company has grown steadily and operated 46 stores as of December 31, 2005, employing approximately 3,420 associates. Delhaize Group owns 51% of Lion Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

D. Property

Store Ownership of Sales Network (as of December 31, 2005)

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from Third Party	Total
United States	124	649	764	—	1,537
Belgium	157	24	278	349	808
Greece	25	—	86	24	135
Emerging Markets	43	—	113	—	156

Total	349	673	1,241	373	2,636

The majority of Delhaize Group’s company-operated stores are leased. Most stores under lease are located in the United States With the exception of 124 owned stores in the United States, as of December 31, 2005, Food Lion, Hannaford, Kash n’ Karry/Sweetbay and Harveys occupied various store premises under lease agreements providing for initial terms of up to 27 years, with renewal options generally ranging from three to 27 years. At the end of 2005, Delhaize Group operated 13 warehousing and distribution facilities (totaling approximately 972,200 square meters or approximately 10.5 million square feet) in the United States, Delhaize Group also owns and operates most of its U.S. transportation fleet. In Belgium, as of December 31, 2005, Delhaize Group owned its seven principal distribution centers, leased its three ancillary distribution centers and owned approximately 34% of its company-operated stores (or 19% of its total sales network). At December 31, 2005, Delhaize Group owned one distribution center and 25 stores and leased 86 stores in Greece. At December 31, 2005, Delhaize Group owned two distribution centers and 43 stores and leased 67 stores in the Czech Republic.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

This discussion is intended to provide the reader with information that will assist him or her in understanding Delhaize Group’s financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect Delhaize Group’s financial statements. The discussion also provides information about the financial results of the various segments of Delhaize Group’s business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of Delhaize Group as a whole.

In reading the following discussion and analysis, please refer to Delhaize Group’s audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, included under Item 18 in this document. The consolidated financial statements referred to above were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Until December 31, 2004, Delhaize Group’s consolidated financial statements were prepared in accordance with Belgian Generally Accepted Accounting Principles (“Belgian GAAP”). Further information on the implications for Delhaize Group of the change in reporting standards from Belgian GAAP to IFRS can be found in Note 3 and Note 45 to the consolidated financial statements. The consolidated financial statements also include a discussion of the principal material differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) as they apply to Delhaize Group. The reconciliation of IFRS to US GAAP is presented in Note 46 to the consolidated financial statements. This discussion and analysis of general financial conditions and results of operations was prepared using IFRS.

Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rate used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet related items; the average exchange rate is used for income statement and cash-flow statement related items.

The results of operations of Delhaize Group’s subsidiary, Delhaize America, covered 53 weeks through January 3, 2004 in Delhaize Group’s fiscal year ended December 31, 2003 and 52 weeks through January 1, 2005 and December 31, 2005 in Delhaize Group’s fiscal years ended December 31, 2004 and 2005, respectively. The results of operations of Delhaize Belgium and other companies of Delhaize Group outside the United States are presented on a calendar-year basis. The results of operations of Cash Fresh were included in Delhaize Group’s consolidated results, prospectively from May 31, 2005, the date Delhaize Group acquired Cash Fresh. The results of operations of Victory were included in Delhaize Group’s consolidated results, prospectively from November 27, 2004, the date Delhaize Group acquired Victory. The results of operation of Harveys were included in Delhaize Group’s consolidated results, prospectively from October 26, 2003, the date Delhaize Group acquired Harveys. Shop N Save’s results of operations included in Delhaize Group’s year ended December 31, 2003 covered the period through September 30, 2003, as Delhaize Group sold its 49% interest in Shop N Save in 2003.

The financial information of Delhaize Group contained in this Item 5 includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, which consist of all companies over which Delhaize Group can exercise control. Delhaize Group’s businesses in Belgium, the Grand-Duchy of Luxembourg and Germany are collectively referred to as Delhaize Belgium.

Executive Summary

Delhaize Group is an international food retailer committed to growing by offering a locally differentiated shopping experience to its customers. This is accomplished through strong regional companies benefiting from and contributing to the Company’s strength, expertise and successful practices.

Delhaize Group’s revenues are primarily generated through the sale of consumer products to retail, wholesale and affiliated customers. Delhaize Group’s profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and operational expenses, and overhead expenses.

Operations

At the end of 2005, Delhaize Group operated 2,636 stores. Delhaize Group engages primarily in one line of business, the operation of food supermarkets. Delhaize Group’s sales network also includes proximity and specialty stores, particularly in Europe. Most stores are company-operated. A limited number of stores are operated as affiliated or franchised stores.

Delhaize Group’s stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Delhaize Group’s companies offer nationally and regionally advertised brand name merchandise as well as products under private labels.

Delhaize Group’s operations are comprised of four geographical segments:

•	Delhaize Group’s U.S. business is the largest segment, accounting for 71.5% of its fiscal 2005 net sales and other revenues. At the end of 2005, Delhaize Group operated 1,537 stores in the United States, under the banners Food Lion, Bloom, Bottom Dollar Food, Reid’s, Hannaford, Kash n’ Karry, Sweetbay Supermarket and Harveys.

•	Belgium is Delhaize Group’s historic home market. At the end of 2005, Delhaize Group’s sales network in Belgium, the Grand-Duchy of Luxembourg and Germany consisted of 808 stores operated under different banners. The segment accounted for 21.5% of Delhaize Group’s net sales and other revenues for the year ended December 31, 2005.

•	Delhaize Group has operated in Greece since 1992 through its subsidiary Alfa-Beta Vassilopoulos. At the end of 2005, Alfa-Beta operated 135 stores, representing 4.9% of Delhaize Group’s net sales and other revenues.

•	Delhaize Group has been operating in Central Europe and Southeast Asia since the early 1990s. At the end of 2005, the Group operated 94 stores in the Czech Republic, 16 in Romania and 46 in Indonesia, representing 2.1% of Delhaize Group’s net sales and other revenues.

The Food Retail Industry

Delhaize Group operates in the competitive food retail industry in North America, Europe and Southeast Asia. The operating companies of Delhaize Group face strong sales competition from traditional food retailers and newer formats that increasingly sell food products. Consumers purchase grocery items from a variety of competing stores, and purchasing behavior is sensitive to economic conditions.

The financial results of Delhaize Group, along with other retail companies, are influenced by factors such as cost of goods, inflation, currency exchange fluctuations, fuel prices and weather patterns. In addition, Delhaize Group also competes with a number of companies to attract and retain quality employees, as well as for prime retail site locations.

2005 Financial Results

Financial results in 2005 were impacted by:

•	Accelerating sales momentum, particularly in the second half of 2005 in the U.S.;

•	Stable operating margin at 4.8% due primarily to improved gross margins, offset by higher selling, general and administrative expenses;

•	Increase of net earnings by 23.4% over 2004, due to a reduction of the losses from discontinued operations;

•	Increased investment in the business with the launch of new formats, additional store remodelings and openings;

•	The divestiture of our operations in Slovakia and the acquisition of Cash Fresh, a company that operated 43 supermarkets mainly in the northeastern part of Belgium; and

•	Continued reduction of the financial leverage of the Company.

Business Challenges and Initiatives

Delhaize Group has identified the following as its key challenges:

•	Sustaining sales momentum in the United States, in view of the competitive environment;

•	Successfully completing the integration of Cash Fresh into Delhaize Belgium and converting Kash n’ Karry to Sweetbay Supermarket in order to better compete in its markets;

•	Increasing sales momentum and growing market share in Belgium despite the challenging economic and competitive climate;

•	Sustaining and growing the Group’s operating margin despite continued investments in price competitiveness by its operating companies and cost pressures (e.g., labor and gasoline); and

•	Continuing to generate positive cash flows and increase the financial flexibility of the Company, thereby allowing it to accelerate its expansion.

Delhaize Group has identified and implemented actions to drive the Company’s future sales, profitability and return on invested capital. Three strategic principles serve as a guide for the Company’s initiatives: differentiated store concepts, executional excellence and learning within the Company.

Only strong differentiation in leading store concepts can lead to long-term success and sustainable sales growth. That is why Food Lion, the largest company of Delhaize Group, has reinforced its fresh offering and invested in store remodelings and improved customer service. Hannaford, Delhaize Belgium and Alfa-Beta continue to develop an innovative variety of quality products and offer high customer service at competitive prices. Kash n’ Karry is in the process of being rebranded to Sweetbay Supermarket to support the repositioning of the Company in western Florida.

Leading concepts are only sustainable when they are supported by executional excellence. The retail market demands a daily commitment at all levels of the organization to timely and consistently achieve planned projects and targets, develop the necessary tools and systems and recruit and maintain managers and employees accountable for each element. Delhaize Group continues to invest heavily in training and information systems to support the day-to-day execution within the organization.

Being a learning company is a strategic process through which Delhaize Group integrates the know-how and the experiences of the operating companies and employees throughout the entire organization to maximize its potential and deliver sustainable and profitable growth. Learning networks are established and best practices identified and distributed.

Critical Accounting Policies

Delhaize Group has chosen accounting policies that it believes are appropriate to accurately and fairly report its consolidated financial statements. Delhaize Group applies those accounting policies in a consistent manner. Delhaize Group believes that the accounting policies discussed below are its critical accounting policies. For a summary of all our significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to our consolidated financial statements included in this annual report.

The preparation of the financial statements in conformity with IFRS requires that Delhaize Group make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. Delhaize Group evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist in its evaluation. Actual results may differ from these estimates under different assumptions and conditions. Delhaize Group believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements. For IFRS policies that differ significantly from those under US GAAP, Delhaize Group’s accounting policy applied for the reconciliation to US GAAP is also provided.

Asset Impairment

Under both IFRS and US GAAP, Delhaize Group tests definite lived assets for impairment whenever events or circumstances indicate that impairment may exist. Delhaize Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment.

Under IFRS, an impairment loss is recorded for the stores for which there is potential impairment if its recoverable value (the higher of value in use – calculated on the basis of projected discounted cash flows, or fair value less costs to sell) is less than the net carrying amount. If impairment exists, the assets are written down to their recoverable amount. If events or circumstances indicate that impairment no longer exists, the impairment loss is reversed.

Under US GAAP, an impairment loss is recorded for the stores for which there is potential impairment if the sum of undiscounted cash flows expected to result form the use of the asset and its eventual disposition is less than the carrying amount. The impairment loss is the difference between the carrying value of the asset and its fair value.

Impairment losses are significantly impacted by estimates of future operating cash flows and estimates of fair value. Delhaize Group estimates future cash flows based on the experience and knowledge of the markets in which the stores are located. These estimates are adjusted for variable factors such as inflation and general economic conditions. Delhaize Group estimates fair value based on its experience and knowledge of the real estate markets where the stores are located and also utilizes an independent third-party appraiser in certain situations.

Goodwill and intangible assets

Delhaize Group conducts an annual impairment assessment for goodwill and indefinite lived intangible assets in the fourth quarter of each year and when events or circumstances indicate that impairment may have occurred.

Under IFRS, the impairment test for goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

Delhaize Group has determined that its trade names have an indefinite useful life. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate.

Under US GAAP, Delhaize Group follows SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires that Delhaize Group conduct an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Fair value is estimated based on discounted cash flow projections provided by reporting unit management. When the carrying value of the reporting unit exceeds its fair value, a provision for impairment is recorded. Delhaize Group conducts an annual impairment assessment in the fourth quarter of each year in accordance with SFAS 142.

The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future revenue, cash flows and discount rates. A change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of material impairments.

Leases

Delhaize Group stores operate principally in leased premises. Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases. Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The lease term commences at the date from which Delhaize Group is entitled to exercise its right to use the leased asset and extends over the non-cancellable period for which Delhaize Group has contracted to lease the asset together with any further terms for which Delhaize Group has the option to continue to lease the asset, with or without further payment, when at the inception of the lease it is reasonably certain that the option will be exercised. Rents paid on operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction in rent expense.

The evaluation of leases requires management to use significant judgments and estimates, which include the determination of the lease term, incremental borrowing rates and fair market values. The determination of lease terms involves judgments as to whether an economic penalty exists that reasonably assures the renewal of option periods. The incremental borrowing rate is used to calculate the present value of future rent payments when the interest rate implicit in the lease is not practicable to determine and is based on the current yield of publicly traded debt of Delhaize Group. The fair market value of the leased premises is based on Delhaize Group’s experience and knowledge of the real estate markets where its stores are located and on the evaluation of an independent third-party appraiser in certain situations.

Self insurance

Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accident and druggist claims in the United States. The Company’s self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). Maximum retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for automobile liability, USD 3.0 million per accident for general liability and USD 2.0 million in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in the development of the actuarial estimates are based upon the Company’s historical claims data, including the average monthly claims and the average duration between incurrence and payment.

Delhaize Group property insurance in the United States includes self-insured retentions per occurrence of USD 5.0 million for named storms, USD 5.0 million for Zone A flood losses, USD 5.0 million for earthquakes and USD 2.5 million for all other losses.

Delhaize Group is also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and takes into consideration actuarial evaluations determined annually based on historical claims experience, claims processing procedures and medical cost trends.

Actuarial estimates are subject to a high degree of uncertainty due to, among other things, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. Although the Company believes that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect the Company’s self-insurance obligations.

Store closing reserves

Delhaize Group provides for closed store liabilities relating to the estimated lease liabilities and other related exit costs associated with store closing commitments. Other exit costs include estimated real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term. Store closings are generally completed within one year after the decision to close. Closed store liabilities are usually paid over the lease terms associated with closed stores. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenant income and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined. Lease liabilities are estimated net of sublease income, using a discount rate based on its incremental borrowing rate to calculate the present value of the remaining rent payments on closed stores.

Inventory write-downs in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized for the estimated settlement amount at the communication date. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

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

Supplier allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introductions and volume incentives. Under both IFRS and US GAAP, allowances for in-store promotions, co-operative advertising and volume incentives are included in cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by Delhaize Group to sell the vendor’s product in which case such allowances are recorded as a reduction in selling, general and administrative expenses. Income from new product introductions constitutes an allowance received to compensate Delhaize Group for costs incurred for product handling. These allowances are recognized over the product introduction period in cost of sales.

Estimating some rebates received from third-party vendors requires Delhaize Group to make assumptions and judgments regarding specific purchase or sales levels and to estimate related inventory turns. Delhaize Group constantly reviews the relevant significant assumptions and estimates and makes adjustments as necessary. Although Delhaize Group believes the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a material effect on future cost of sales.

Income taxes

Deferred tax liablities or assets are established using statutory tax rates in effect at the balance sheet date for temporary differences between the carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liablities are subsequently adjusted to reflect changes in tax laws or tax rates in the period when the changes were enacted or substantively enacted. Significant accounting judgement is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. In addition, Delhaize Group is subject to periodic audits and examinations by tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates. Based on its evaluation of the potential tax liabilities and the merits of its filing positions, the Company also believes it is unlikely that potential tax exposures in excess of the amounts currently recorded as liabilies in its consolidated financial statements will be material to its financial condition or future results of operation.

Share-based payments

Delhaize Group provides equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton option pricing model. The resulting cost is charged to the income statement over the vesting period of the share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Under US GAAP, prior to 2005, Delhaize Group accounted for the share-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”), Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). No compensation cost was recognized in the income statement for stock options prior to 2005, as all options granted had an exercise price equal to the market value of the underlying

Delhaize Group share on the date of grant. Historically, for purposes of the disclosures required by the original provisions of the Statement of Financial Accounting Standards 123 “Accounting for Stock Compensation” (“SFAS 123”), the straight-line method was used to allocate the option valuation amounts evenly over their respective vesting periods. On January 1, 2005, Delhaize Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which required the recognition of expenses for the fair value of employee share-based awards over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment and, to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded in the period the estimates are revised. Delhaize Group elected to apply the revised standard using the modified prospective transition method. Under this transition method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of, January 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost on a graded method for all share-based awards granted subsequent to January 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The fair value of the share-based awards are determined using the Black-Scholes-Merton option pricing model.

The Black-Scholes option pricing model incorporates certain assumptions, the most significant of which are Delhaize Group’s estimates of the risk-free interest rate, expected volatility, expected dividend yield and expected life of options, to arrive at a fair value estimate. As required under accounting rules, Delhaize Group reviews its valuation assumptions at each grant date and, as a result, revises its valuation assumptions as appropriate to value share-based awards granted in future periods.

A. Overview

During the year ended December 31, 2005, Delhaize Group’s net sales and other revenues increased 4.2% as compared with net sales and other revenues for the year ended December 31, 2004. During the year ended December 31, 2004, Delhaize Group’s net sales and other revenues decreased 3.4% as compared with net sales and other revenues for the year ended December 31, 2003. In 2005, the average exchange rate of the U.S. dollar against the euro remained stable compared to 2004, while there was a negative translation effect in Delhaize Group’s sales as a result of the depreciation of the average rate of the U.S. dollar by 9.1% in 2004 compared to 2003 against the euro. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of Delhaize Group’s subsidiaries to the euro, the reporting currency of Delhaize Group.

During the year ended December 31, 2005, Delhaize Group increased the number of stores in its sales network by 71 stores to a total of 2,636 stores. At December 31, 2004, Delhaize Group had a sales network of 2,565 stores, or 6 more than the 2,559 stores in the network at December 31, 2003.

Net profit attributable to equity holders of the Group (Group share in net profit) for the year ended December 31, 2005, increased 23.4% compared with Group share in net profit for the year ended December 31, 2004. This increase was a result of stronger operating profit, lower net financial expenses and lower losses from discontinued operations. Group share in net profit for the year ended December 31, 2004 increased 6.0% compared with Group share in net profit for the year ended December 31, 2003 due to higher margins and despite higher loss from discontinued operations and the negative translation effect due to the depreciation of the U.S. dollar by 9.1% against the euro.

Net income, as determined in accordance with US GAAP was EUR 363.7 million, EUR 304.4 million and EUR 241.9 million, for the years ended December 31, 2005, 2004 and 2003, respectively. The principal differences between IFRS and US GAAP, as they relate to Delhaize Group’s net income, include goodwill adjustments, accounting for the convertible bond, share-based compensation, closed store provisions, pension plans and impairment charges (see Note 46 to the consolidated financial statements). During the process of converting Delhaize Group financial statements from Belgian GAAP to IFRS, Delhaize Group identified additional US GAAP adjustments that had not been reported in previous years relating to accounting for income taxes and finance leases. As a result, net income for US GAAP is lower than previously reported amounts by EUR 4.1 million and EUR 1.0 million for 2004 and 2003, respectively.

B. Selected Results of Operations

	Year Ended December 31,
	2005	2004	2003
	(In millions of EUR)
IFRS:
Net sales and other revenues	18,627.5	17,875.1	18,497.4
Gross profit (1)	4,696.6	4,394.7	4,518.2
Selling, general and administrative expenses	3,827.9	3,569.8	3,692.6
Other operating expenses	44.4	31.5	105.7
Operating profit	898.0	863.8	806.8
Net financial expenses (2)	300.8	308.5	324.2
Profit before taxes and discontinued operations	597.2	555.3	482.6
Income taxes	223.6	201.2	188.1
Net profit from continuing operations	373.6	354.1	294.5
Result from discontinued operations (net of tax)	(3.8)	(52.3)	(9.9)
Group share in net profit	364.9	295.7	278.9

(1)	Represents net sales and other revenues less cost of sales.
(2)	Represents the sum of finance costs and income from investments.

Net sales and other revenues

The following table sets forth, for the periods indicated, Delhaize Group’s sales contribution by geographic region:

	Year Ended December 31,
	2005		2004		2003
	EUR	%	EUR	%	EUR	%
	(In millions, except percentages)
Net sales and other revenues
Net sales and other revenues United States	13,314.3	71.5	12,750.8	71.3	13,595.6	73.5
Belgium	4,005.1	21.5	3,872.9	21.7	3,675.7	19.9
Greece	908.0	4.9	873.0	4.9	846.9	4.6
Emerging Markets	400.1	2.1	378.4	2.1	379.2	2.0

Total	18,627.5	100.0	17,875.1	100.0	18,497.4	100.0

Net sales and other revenues increased 4.2% during the year ended December 31, 2005 over the corresponding period in 2004. This increase was primarily the result of the acquisition of 19 Victory Super Market stores in the United States by Hannaford (consolidated from November 26, 2004) and 43 Cash Fresh stores in Belgium (consolidated from May 31, 2005). Excluding the effects on net sales and other revenues from the acquisition of the Victory Super Market and Cash Fresh stores, net sales and other revenues grew by 2.1%. This growth of 2.1% was the result of a net increase of the sales network of 28 stores (excluding the acquisition of the 43 Cash Fresh stores) and a comparable store sales growth of 1.1% in the United States.

Net sales and other revenues decreased 3.4% during the year ended December 31, 2004 over the corresponding period in 2003. This decrease was primarily due to the negative translation effect resulting from the depreciation of the U.S. dollar by 9.1% against the euro. Other factors affecting net sales and other revenues in 2004 included the acquisition of 43 Harveys stores during the fourth quarter of 2003, the acquisition of 19 Victory stores during the fourth quarter of 2004, the closing of 40 stores in the United States, and one additional week of sales in 2003 in the United States—53 weeks compared to 52 weeks in 2004. The positive sales impact of the 53rd week of sales in the United States amounted to EUR 272.8 million. Excluding the effects on net sales and other revenues from the acquisition of 43 Harveys and 19 Victory stores and the extra week of sales in 2003, net sales and other revenues grew by 3.7% at identical exchange rates. This growth was the result of a net increase of the sales network of 23 stores (excluding the acquisition of 19 Victory stores and the divestiture of 36 Food Lion Thailand stores) and a comparable store sales growth of 1.5% in the United States and of 2.2% in Belgium. In 2004, sales growth improved at Food Lion and Kash n’ Karry and remained strong at Hannaford and Delhaize Belgium.

United States

Net sales and other revenues increased 4.4% during the year ended December 31, 2005 over the corresponding period in 2004. This increase was primarily a result of a comparable store sales increase of 1.1%, additional store openings and the inclusion of results from Victory, acquired in November 2004. Excluding the effect on sales of the acquisition of the 19 Victory stores, sales grew by 2.6% at identical exchange rates. During 2005, Delhaize Group had a net increase of 14 new stores in the United States, and remodeled and expanded 176 stores. The increase in net sales and other revenues in 2005 was primarily driven by investments in pricing, promotional and marketing activities, pricing optimization involving multiple price zones, successful Food Lion Market renewals and Kash n’ Karry conversions to Sweetbay, the exiting of one competitor (Winn-Dixie) from several Food Lion, Kash n’ Karry and Sweetbay markets in the Southeast and Hannaford’s acquisition and conversion of 19 Victory stores to Hannaford stores. During 2005, Delhaize Group experienced 93 competitive store openings offset by 399 competitive closings in the United States.

Net sales and other revenues decreased 6.2% during the year ended December 31, 2004 over the corresponding period in 2003. This decrease was primarily a result of the negative translation effect resulting from the depreciation of the U.S. dollar by 9.1% against the euro, the closing of 40 stores, and the extra week of sales in 2003, partly offset by the acquisition of 43 Harveys stores during the fourth quarter of 2003 and 19 Victory stores during the fourth quarter of 2004. Excluding the effects on sales of the acquisition of 43 Harveys stores, the acquisition of 19 Victory stores and the extra week of sales, sales grew by 3.3% at identical exchange rates. During 2004, Delhaize Group had a net increase of eight new store openings in the United States, and remodeled 79 stores. Comparable store sales at Delhaize America increased 1.5% during 2004 over the comparable period in 2003. Sales in 2004 were primarily positively impacted by successful sales initiatives and focused store remodeling in the Food Lion and Kash n’ Karry banners and the continued strength of the Hannaford banner. During 2004 in the United States, Delhaize Group experienced 85 net competitive openings in its operating area – increasing the amount of grocery store square footage available to consumers.

Belgium

Net sales and other revenues increased 3.4% during the year ended December 31, 2005 over the corresponding period in 2004. This increase was primarily due to the expansion of the sales network by 61 stores, 43 of which were Cash Fresh stores acquired in May 2005. Comparable store sales declined by 1.1% due to the weak economic environment, many competitive store openings and adjustments in Delhaize Belgium’s non-food offering.

Net sales and other revenues increased 5.4% during the year ended December 31, 2004 over the corresponding period in 2003. This increase was primarily due to the expansion of the sales network by 19 stores and a comparable store sales increase of 2.2% due to continued differentiation based on quality, choice and service.

Greece

Net sales and other revenues in Greece grew by 4.0% during the year ended December 31, 2005 over the corresponding period in 2004. Sales growth accelerated during the year due to the success of price reductions and an increased number of store openings. In 2005, the number of stores in Greece increased by six to a total of 135 stores.

Net sales and other revenues in Greece grew by 3.1% during the year ended December 31, 2004 over the corresponding period in 2003. This increase was primarily due to investments in price competitiveness, further differentiation in the assortment and services and the development of the affiliate network under the Trofo Market banner. In 2004, the number of stores in Greece increased by ten to a total of 129 stores.

Emerging Markets

Net sales and other revenues in the Emerging Markets (Czech Republic, Romania and Indonesia) increased by 5.7% during the year ended December 31, 2005, over the corresponding period in 2004. This increase was primarily due to positive sales momentum in Indonesia and Romania. At the end of 2005, the sales network in the Emerging Markets consisted of 156 stores, a reduction of 10 stores compared to year-end 2004 due to the divestiture of the Slovak operations in 2005.

Net sales and other revenues in the Emerging Markets decreased by 0.2% during the year ended December 31, 2004, over the corresponding period in 2003. At the end of 2004, the sales network in the Emerging Markets consisted of 166 stores, a reduction of 31 stores compared to year-end 2003 as a consequence of the divestiture of the Thai operations in 2004.

Gross Profit

	Year Ended December 31,
	2005		2004		2003
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Gross profit	4,696.6	25.2	4,394.7	24.6	4,518.2	24.4

Gross profit increased by 6.9% during the year ended December 31, 2005, over the corresponding period in 2004. Gross margin increased from 24.6% in 2004 to 25.2% in 2005. The U.S. operations increased their gross margin from 26.6% to 27.2% due to reduced inventory losses at Food Lion, continued margin management and price optimization at Food Lion and Hannaford, and expanded offerings in higher-margin departments. Inventory improvements at Food Lion were mainly the result of the new inventory and margin management system implemented in 2004. Delhaize Belgium’s gross margin stood at 20.0%, compared to 19.4% in 2004, an improvement mainly related to a better sales mix.

Gross profit decreased 2.7% for the year ended December 31, 2004, over the corresponding period in 2003. This decrease was primarily the result of a negative translation effect resulting from the depreciation of the U.S. dollar by 9.1% against the euro, partly offset by the increase of gross margin from 24.4% in 2003 to 24.6% in 2004. The increase in gross margin was primarily due to an increased gross margin in U.S. operations, partly offset by a decreased gross margin in Belgian operations. The gross margin of U.S. operations increased from 26.1% to 26.6% primarily as a result of lower inventory shrink at Food Lion. The gross margin of Belgian operations decreased from 19.6% to 19.4% due to price competitiveness, increased inventory shrink and the increased weight of wholesale sales in total sales (as gross margin on wholesale sales is typically lower than gross margin on its own stores sales).

Selling, general and administrative expenses

	Year Ended December 31,
	2005		2004		2003
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Selling, general and administrative expenses	3,827.9	20.6	3,569.8	20.0	3,692.6	20.0

Selling, general and administrative expenses (“SG&A”) increased by 7.2% for the year ended December 31, 2005 over the corresponding period in 2004. As a percentage of net sales and other revenues, SG&A increased from 20.0% in 2004 to 20.6% in 2005. In the United States, SG&A increased from 21.4% to 21.7% of sales due to soft sales at Food Lion in the first half of 2005, integration and conversion expenses related to Victory Super Markets and Sweetbay Supermarkets, the market renewals and other concept creation work at Food Lion and increased medical costs. SG&A of Belgian activities increased from 15.0% to 16.1% due to soft sales and statutory labor rate increases. Higher utility and fuel expenses throughout the Group also contributed to higher operating expenses. During the second half of 2005, control over operating expenses improved due to strict cost management and the completion of the conversion of Victory stores to the Hannaford banner.

SG&A decreased by 3.3% for the year ended December 31, 2004 over the corresponding period in 2003. As a percentage of net sales and other revenue, SG&A was 20.0% in each of 2004 and 2003.

Other operating expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment and impairment losses and store closing expenses. Other operating expenses increased by 40.7% for the year ended December 31, 2005, over the corresponding period in 2004. This increase is primarily due to increased expenses in the United States related to the closing of stores in the ordinary course of business (EUR 11.7 million in 2005 compared with EUR 1.4 million in 2004) and losses on disposal of fixed assets (EUR 18.7 million in 2005 compared with EUR 12.4 million in 2004). In 2005, Delhaize Group closed 32 stores in the United States, in the ordinary course of business, compared with ten stores in 2004. Higher losses on the disposal of fixed assets were mainly due to the store closings in the United States and the market renewal activity in Greensboro, North Carolina and Baltimore, Maryland. Other operating expenses also include impairment charges of EUR 11.8 million in 2005, primarily related to impaired stores at Food Lion and Delvita, compared to EUR 10.8 million in 2004.

Other operating expenses decreased by 70.2% for the year ended December 31, 2004, over the corresponding period in 2003. This decrease is primarily due to lower expenses in the Unites States related to the closing of underperforming stores in the ordinary course of business (EUR 1.4 million in 2004 compared with EUR 37.2 million in 2003), lower impairment losses (EUR 10.8 million compared to EUR 28.8 million in 2003) and lower hurricane-related expenses (EUR 6.0 million in 2004 compared to EUR 15.0 million in 2003). In 2004, Delhaize America closed ten stores in the ordinary course of business compared to 44 stores in 2003. There were impairment losses of EUR 10.8 million and EUR 14.1 million in 2004 and 2003, respectively, related to impaired stores at Food Lion, Kash n’ Karry and Delvita, and of EUR 14.7 million in 2003 related to the Mega Image goodwill. Impairment of the Mega Image goodwill resulted from increased competition in Romania and declining Mega Image operating results.

Operating profit

The following table sets forth, for the periods indicated, Delhaize Group’s operating profit contribution by geographic region:

	Year Ended December 31,
	2005		2004		2003
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
United States	724.3	5.4	675.6	5.3	637.3	4.7
Belgium	182.7	4.6	193.2	5.0	186.2	5.1
Greece	24.2	2.7	23.0	2.6	22.5	2.7
Emerging Markets	(0.9)	(0.2)	3.5	0.9	(8.3)	(2.2)
Corporate (unallocated)	(32.3)	—	(31.5)	—	(30.9)	—
Total	898.0	4.8	863.8	4.8	806.8	4.4

The operating profit as a percentage of net sales and other revenues (the “operating margin”) of Delhaize Group for the year ended December 31, 2005 remained stable at 4.8%, compared to the corresponding period in 2004. This stability was due to higher operating expenses as a percentage of sales that offset the higher gross margin. The operating margin of the U.S. operations increased from 5.3% in 2004 to 5.4% in 2005 due to the higher gross margin, which was mainly driven by better inventory results at Food Lion. The operating margin of the Belgian operations decreased from 5.0% to 4.6% due to weaker than forecasted sales, higher fuel prices and the automatic increase of statutory labor rate levels. The operating margin of the Greek operations increased slightly from 2.6% in 2004 to 2.7% in 2005. The operating margin of the Emerging Markets decreased from 0.9% in 2004 to -0.2% in 2005 due to weak results in the Czech Republic.

The operating margin of Delhaize Group rose from 4.4% in 2003 to 4.8% in 2004. The increase is a result of the higher gross margin, which increased from 24.4% during the 2003 fiscal year to 24.6% in 2004. As a result of the higher gross margin, the operating margin of the U.S. operations improved from 4.7% in 2003 to 5.3% in 2004. The operating margin of the Belgian operations decreased slightly from 5.1% to 5.0%. The operating margin of the Greek operations decreased slightly from 2.7% to 2.6%. The operating margin of the Emerging Markets increased to 0.9% from -2.2% in 2003, which included an impairment loss of EUR 14.7 million related to the Mega Image goodwill.

Operating profit increased by 4.0% to EUR 898.0 million for the year ended December 31, 2005 compared to the corresponding period in 2004. At identical exchange rates, this increase was also 4.0%. The increase in operating profit was due to stronger sales and gross margin.

Operating profit was EUR 863.8 million for the year ended December 31, 2004, an increase of 7.1% compared to the corresponding period in 2003. At identical exchange rates, this increase was 15.4% in 2004. The increase at identical exchange rates was due to improving sales at Food Lion and Kash n’Karry, continued good sales performance at Hannaford and Delhaize Belgium, increased gross margin and continued cost and expense discipline throughout the Group.

Net Financial Expenses

	Year Ended December 31,
	2005		2004		2003
	EUR	% of sales	EUR	% of sales	EUR	% of sales
	(In millions, except percentages)
Finance costs	327.0	1.8	323.2	1.8	337.0	1.8
Income from investments	26.2	0.1	14.7	0.1	12.8	0.1

Net financial expenses	300.8	1.6	308.5	1.7	324.2	1.8

Net financial expenses during the year ended December 31, 2005, decreased 2.5% over the corresponding period in 2004 and represent, as a percentage of sales, 1.6% in 2005 and 1.7% in 2004. Net financial expenses decreased due to higher income from investments, which resulted from higher cash balances and higher short-term interest rates. This was partly offset by a 1.2% increase in finance costs from the issuance of a convertible bond in April 2004 and lower benefits from interest rate swaps as a result of higher short-term interest rates in the United States.

Net financial expenses during the year ended December 31, 2004 decreased 4.9% over the corresponding period in 2003 and represent 1.7% in 2004 and 1.8% in 2003 as a percentage of net sales and other revenues. Net financial expenses decreased primarily due to the depreciation of the U.S. dollar by 9.1% against the euro, partially offset by EUR 3.6 million in expenses from the retirement of USD 52.4 million in principal of Delhaize America debt in the last quarter of 2004.

Income Taxes

	Year Ended December 31,
	2005		2004		2003
	EUR	Effective tax rate	EUR	Effective tax rate	EUR	Effective tax rate
	(In millions, except percentages)
Income tax expense from continuing operations	223.6	37.4	201.2	36.2	188.1	39.0
Income tax expense from discontinuing operations	(1.5)		(23.1)		(4.4)

Total income taxes	222.1	37.5	178.1	37.1	183.7	39.2

Delhaize Group’s effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 37.4%, 36.2% and 39.0% for the years ended December 31, 2005, 2004 and 2003, respectively. The increase of the effective tax rate for continuing operations for the year ended December 31, 2005 over the corresponding period in 2004, is due to the receipt of USD 5.6 million in interest on a U.S. tax refund in 2004, the increase in tax expense related to share-based compensation in 2005, and taxes on increased dividends paid by Delhaize America to the parent company in 2005. These amounts were partially offset by the favorable resolution of state audits at our U.S. subsidiaries in 2005.

The decrease of the effective tax rate for continuing operations for the year ended December 31, 2004 over the corresponding period in 2003 is primarily due to the receipt of USD 5.6 million in interest on a U.S. tax refund in 2004, and taxes on lower dividends paid by Delhaize America to the parent company in 2004.

Delhaize Group continues to experience tax audits in jurisdictions where it does business, which it considers to be part of its ongoing business activity. In particular, Delhaize Group has experienced an increase in audit and assessment activity during both its 2004 and 2005 fiscal years in the United States and Greece. Although some audits have been settled in both the United States and Greece during 2005, Delhaize Group expects continued audit activity in both of these jurisdictions in 2006. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of its filing positions, Delhaize Group also believes it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Result from discontinued operations

Result from discontinued operations, net of tax, amounted to EUR -3.8 million for the year ended December 31, 2005, compared to EUR –52.3 million for the corresponding period in 2004 and EUR –9.9 million for the corresponding period in 2003. In 2004, the result from discontinued operations included a EUR 39.3 million store closing charge and EUR 19.0 million in impairment charges for the closing of 34 Kash n’ Karry stores mainly located on the east coast of Florida and in the Orlando, Florida market of the United States. Discontinued operations included the Thai operations divested on September 1, 2004, the Slovak operations sold in June 2005, and the 34 Kash n’ Karry stores closed in 2004.

Net profit attributable to equity holders of the Group

Stronger operating profit, combined with lower losses from discontinued operations led to a 23.4% increase in the net profit attributable to equity holders of the Group (Group share in net profit) for the year ended December 31, 2005, compared to the corresponding period in 2004.

As a result of the higher operating profit, combined with the lower net financial expenses, Group share in net profit for the year ended December 31, 2004, increased by 6.0%, compared to the corresponding period in 2003.

C. Liquidity and Capital Resources

Delhaize Group had EUR 804.9 million of cash and cash equivalents at December 31, 2005, compared to EUR 660.4 million at December 31, 2004. Delhaize Group’s principal source of liquidity is cash generated from operations. Debt is also an important tool in the funding policy of Delhaize Group. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt and for the payment of dividends. Delhaize Group believes that its working capital and existing credit lines are sufficient for its present requirements.

Operating Activities

Net cash provided by operating activities was EUR 902.3, EUR 989.2 million and EUR 874.7 million during the years ended December 31, 2005, 2004 and 2003, respectively. The net decrease in 2005 over 2004 was primarily due to higher tax payments and cash used in working capital requirements (inventories, accounts payable and accounts receivable) in 2005 versus cash provided from working capital in 2004. Tax payments increased from EUR 123.4 million to EUR 238.7 million. In 2004, tax payments benefited from a tax refund for an overpayment of tax in 2003 that was applied to the 2004 tax liability, and the availability of accelerated depreciation deductions that occurred as the result of legislation enacted in 2001 and that expired in 2004. Working capital requirements increased in 2005 by EUR 7.0 million due to an increase in inventories of EUR 40.8 million, mainly generated in the U.S. operations, an increase in accounts receivables of EUR 26.2 million, mainly in Belgium, and an offsetting increase in accounts payable of EUR 60.0 million. The net increase in 2004 over 2003 was primarily due to higher profitability and a reduction in tax payments (EUR 123.4 million in 2004 compared to EUR 221.0 million in 2003) due to an overpayment on the prior year tax return and a U.S. tax refund received in 2004, partially offset by the negative translation effect as a result of the depreciation of the U.S. dollar by 9.1% against the euro.

Investing Activities

Net cash used in investing activities increased to EUR 756.6 million during the year ended December 31, 2005 compared with EUR 641.9 million for the year ended December 31, 2004 and EUR 507.8 million for the year ended

December 31, 2003. The increase in 2005 was primarily due to the increase in capital expenditures from EUR 494.1 million in 2004 to EUR 636.1 million in 2005, the acquisition of Cash Fresh and the increase of Delhaize Group’s investment in its Greek subsidiary, Alfa-Beta. The increase in 2004 was primarily due to higher capital expenditures from EUR 463.0 million in 2003 to EUR 494.1 million in 2004 and the acquisition of Victory Super Markets for EUR 143.7 million.

Capital expenditures were EUR 636.1 million for the year ended December 31, 2005 compared with EUR 494.1 million for the year ended December 31, 2004 and EUR 463.0 million for the year ended December 31, 2003. The increase in 2005 was primarily due to the conversion of the 19 acquired Victory stores to the Hannaford banner, the continued rollout of Sweetbay Supermarkets in Florida, the two market renewals at Food Lion and the investments in the construction of a new distribution center in Belgium. The increase in 2004 was primarily due to the investments in the construction of new distribution centers in Belgium and Romania and software purchases and upgrades for the transition of Food Lion and Kash n’ Karry to a new inventory management system. The increase in 2004 was partially offset by the weakened U.S. dollar. In 2005 and 2004, Delhaize Group expanded its store network by 71 stores and 6 stores, respectively. Additionally, in 2005 and 2004, Delhaize Group renovated 176 (including 19 Victory stores that were converted to the Hannaford banner and 14 Kash n’ Karry stores that were converted to the Sweetbay banner) and 79 existing stores in the United States, respectively.

Capital Expenditures by Geographic Area

	Year Ended December 31,
	2005	2004	2003
	(Amounts in millions of EUR)
United States	459.1	334.2	336.0
Belgium	122.2	115.7	87.6
Greece	35.7	32.5	25.0
Emerging Markets	7.9	9.9	12.8
Corporate	11.2	1.8	1.6

Total	636.1	494.1	463.0

Business Acquisitions

The growth strategy of Delhaize Group includes selective acquisitions.

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 160.8 million in cash for the acquisition of Cash Fresh, including EUR 1.6 million in costs directly attributable to the acquisition and net of EUR 16.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results prospectively from May 31, 2005.

In 2004, Delhaize Group acquired Victory, a company that operates 19 supermarkets located in central and southeastern Massachusetts and in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million in cash for the acquisition of Victory, including EUR 1.6 million in costs directly attributable to the acquisition, and net of EUR 10.6 million in cash and cash equivalents acquired. Victory’s results of operations are included in Delhaize Group’s consolidated results prospectively from November 27, 2004.

In June 2004, Delhaize Group sold its 70.0% interest in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of A.T.T.M. Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consumated for an aggregate price of EUR 0.3 million.

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

Financing Activities

Net cash used in financing activities was EUR 68.6 million during the year ended December 31, 2005, compared to cash used in financing activities of EUR 45.7 million and EUR 344.8 million in 2004 and 2003, respectively.

Long-term debt

In 2005, Delhaize Group increased its long-term debt by EUR 45.1 million. This amount includes the issuance of EUR 96.2 million new debt, of which substantial components were Alfa Beta’s February 2005 issuance of EUR 40.0 million in Eurobonds and Delhaize Group’s issuance of EUR 50.0 million of medium-term notes under the multi-currency treasury note program in Belgium. Offsetting the new debt amounts were payments of EUR 17.8 million by Hannaford and Cash Fresh, in addition to EUR 33.3 million in capital lease payments.

In 2004, Delhaize Group increased its long-term debt by EUR 216.0 million. This amount included new debt in the amount of EUR 295.0 million in proceeds from the issuance of a EUR 300 million convertible bond. This debt was offset by the retirement of EUR 42.1 million (USD 52.4 million) in principal of Delhaize America debt and the payments of capital leases for EUR 30.7 million.

In 2003, Delhaize Group increased its long-term debt by EUR 31.8 million. This amount included new debt in the amount of EUR 107.9 million of which a substantial component was the issuance of a EUR 100 million Eurobond (EUR 98.7 million net proceeds). This new debt was offset by payments of EUR 46.1 million long-term debt by Delhaize America and Delvita and the payments of capital leases of EUR 30.0 million.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.31% Senior Notes due May 15, 2008, 7.41% Senior Notes due February 15, 2009, 6.58% Senior Notes due February 15, 2011 and 7.06% Senior Notes due May 15, 2016 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2005 and 2004, USD 53.4 million (EUR 45.3 million) and USD 65.2 million (EUR 47.9 million) in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2005 and 2004, restricted securities of USD 58.8 million (EUR 49.8 million) and USD 72.9 million (EUR 53.5 million), respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2005, Delhaize Group had long-term borrowings as follows:

(Euros in millions)
Notes, 7.375%, due 2006	477.5
Bonds, 5.50%, due 2006	150.0
Notes, 7.55%, due 2007	122.6
Bonds, 8.00%, due 2008	100.3
Bonds, 4.625%, due 2009	149.1
Convertible bonds, 2.75%, due 2009	276.6
Bonds, 3.895%, due 2010	40.0
Notes, 8.125%, due 2011	924.8
Notes, 8.05%, due 2027	102.2
Debentures, 9.00%, due 2031	716.6
Other notes, 6.31% to 14.15%, due 2006 to 2016	49.1
Medium-term Treasury Program notes, 6.80% due 2006	12.4
Medium-term notes, 2.888% to 3.354%, due 2007	50.0
Mortgage payables, 7.55% to 8.65%, due 2006 to 2016	7.1
Other debt, 7.25%, due 2006 to 2018	11.5
Bank borrowings	14.9

3,204.7

The table set forth below provides the expected principal payments and related interest rates of our long-term borrowings by year of maturity as of December 31, 2005. For the definition of “fair value,” see Note 17 to the consolidated financial statements.

	2006	2007	2008	2009	2010	Thereafter	Fair Value
(U.S. dollars in millions)
Notes due 2006	563.5		—	—	—	—	566.5
Average interest rate	7.38%
Notes due 2007	—	145.0	—	—	—	—	147.9
Average interest rate		7.55%
Notes due 2011	—	—	—	—		1,100.0	1,199.3
Average interest rate						8.13%
Notes due 2027	—	—	—	—	—	126.0	138.7
Average interest rate						8.05%
Debentures due 2031	—	—	—	—		855.0	1,005.2
Average interest rate						9.00%
Medium-term notes	5.0	—	—	—	—	—	5.1
Average interest rate	8.71%
Mortgages payable	1.4	1.6	1.0	1.1	1.2	2.4	9.1
Average interest rate	8.10%	8.10%	7.76%	7.75%	7.75%	8.25%
Other notes	11.8	11.8	11.8	5.6	1.7	10.7	53.8
Average interest rate	6.77%	6.77%	6.77%	7.17%	6.58%	6.99%
Other debt	0.8	1.0	1.0	0.9	1.0	10.8	15.9
Average interest rate	9.72%	9.60%	9.53%	8.34%	8.33%	7.58%

(euros in millions)
Bonds due 2006	150.0	—	—	—	—	—	150.4
Average interest rate	5.50%
Bonds due 2008	—	—	100.0	—	—	—	108.2
Average interest rate			8.00%
Bonds due 2009	—	—	—	150.0	—	—	153.7
Average interest rate				4.63%		—
Bonds due 2010	—	—	—	—	40.0	—	—
Average interest rate					3.90%
Convertible bonds due 2009	—	—	—	300.0	—	—	333.3
Average interest rate				2.75%
Medium-term notes	—	11.2	—	—	—	—	11.2
Average interest rate		2.89%
Medium-term notes	—	37.3	—	—	—	—	37.3
Average interest rate		2.93%
Medium-term notes	—	1.5	—	—	—	—	1.5
Average interest rate		3.35%
Medium-term Treasury Program notes	12.4	—	—	—	—	—	12.4
Average interest rate	6.80%
Bank borrowings	3.2	3.5	1.8	1.4	1.2	3.9	14.9
Average interest rate	2.67%	2.67%	2.67%	2.67%	2.67%	2.67%

Short-term Borrowings

On April 22, 2005, Delhaize America entered into a USD 500 million (EUR 423.8 million) five-year unsecured revolving credit agreement, replacing and terminating the USD 350 million (EUR 296.7 million) secured credit agreement maturing July 2005. The credit facility bears interest at the USD London Interbank Offering Rate (US LIBOR) plus 0.825% and includes a facility fee of 0.175%. The credit facility contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio and a maximum leverage ratio. Delhaize America had no outstanding borrowings under this credit agreement at December 31, 2005 and had no borrowings during 2005 under this facility. Approximately USD 57 million of the new credit agreement was used to fund letters of credit during 2005.

At December 31, 2004 and 2003, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 296.7 million) in committed lines of credit. The credit facility was secured by certain inventory of Delhaize America’s retail operating companies. The USD 350.0 million facility contained affirmative and negative covenants. Negative covenants included a minimum fixed charge coverage ratio, a maximum leverage ratio and an asset coverage ratio. At December 31, 2004 and 2003, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility at December 31, 2004 and 2003 and had no borrowings during 2004 or 2003.

At December 31, 2005, 2004 and 2003, the European and Asian companies of Delhaize Group together had credit facilities (committed and uncommitted) of EUR 409.3 million, EUR 507.1 million and EUR 655.3 million, respectively, under which Delhaize Group can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”). The Short-term Bank Borrowings and the Medium-term Bank Borrowings (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2005, 2004 and 2003, Delhaize Group was in compliance with all such covenants.

Delhaize Group had in Europe and Asia EUR 0.1 million, EUR 28.1 million and EUR 84.1 million outstanding at December 31, 2005, 2004 and 2003, respectively, in Short-term Bank Borrowings with an average interest rate of 3.45%, 3.09% and 3.18%, respectively. During 2005, Delhaize Group had average borrowings of EUR 7.1 million at a daily average interest rate of 2.8%.

Contractual Obligations and Commitments

The following table summarizes Delhaize Group’s contractual obligations and commitments as of December 31, 2005.

	Payments due by period
	Total	2006	2007	2008	2009	2010	Thereafter
	(In millions of EUR)
Short-term bank borrowings	0.1	0.1	—	—	—	—	—
Long-term debt (excluding finance lease obligations)	3,252.0	659.4	188.6	113.5	457.8	44.5	1,788.2
Interest on fixed rate debt	2,327.2	186.5	164.1	159.4	159.4	144.3	1,513.5
Interest on variable rate debt	69.9	24.0	14.7	14.7	6.6	6.6	3.3
Finance lease obligations	689.3	35.8	39.0	41.8	44.3	43.3	485.1
Self-insurance obligation	132.7	46.2	26.4	18.1	12.1	8.1	21.8
Operating lease obligations	2,610.7	265.3	255.1	241.0	221.1	204.0	1,424.2
Purchase obligations*	160.1	83.0	42.1	18.0	10.6	6.2	0.2
Pension benefits	177.8	17.6	15.9	14.7	24.6	21.7	83.3
Other post-retirement benefits	2.4	0.2	0.2	0.2	0.2	0.2	1.4

Total	9,422.2	1,318.1	746.1	621.4	936.7	478.9	5,321.0

*	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable pricing; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.

Off-balance sheet arrangements

In addition to the obligations recorded on Delhaize Group’s balance sheet, Delhaize Group has certain commitments and contingencies that may result in future cash requirements. In addition to the capital commitments, operating lease commitments, purchase obligations and the other contractual obligations discussed above, these off-balance sheet arrangements consist of liabilities under interest rate swaps and foreign currency swap agreements. For additional information about Delhaize Group’s commitments and contingent liabilities, please see Notes 19, 20, 41 and 42 to the consolidated financial statements in this annual report.

D. Factors Affecting Financial Condition and Results of Operations

In addition to the factors discussed below, please see the information under the heading entitled “Risk Factors” under Item 3 “Key Information” above.

Financial Risk Management. As a global market participant, Delhaize Group has exposure to different kinds of market risk. The major exposures are foreign currency exchange rate, interest rate risks and self-insurance risks.

The Group provides a centralized treasury function for the management and monitoring of foreign currency exchange and interest rate risks for all the Group’s operations. The risk policy of the Group is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable. The Group does not hedge foreign exchange translation exposure. The Group does not utilize derivatives for speculative purposes.

Foreign Exchange Risk. Because a substantial portion of Delhaize Group’s assets, liabilities and operating results are denominated in U.S. dollars, it is exposed to fluctuations in the value of the U.S. dollar against the euro. Delhaize Group does not hedge this U.S. dollar net investment. In 2005, a variation of USD 0.01 in the exchange rate of the euro would have caused net sales and other revenues to vary by 0.9% or EUR 165.6 million, operating profit by 1.0% or EUR 9.0 million and net profit by 0.9% or EUR 3.4 million. Net income in 2005 would have increased over that in 2004 by 23.6%, at constant exchange rates, rather than by 23.4%.

Delhaize Group finances the operations of its subsidiaries primarily through borrowings in its subsidiaries’ local currencies. Substantially all of Delhaize Group’s borrowings are denominated in U.S. dollars or euros.

Delhaize Group’s financial risk management policy for non-U.S. dollar denominated assets is to match the currency distribution of its borrowings to the denomination of its assets and of its receivables to the denomination of its equity funding and/or its debt funding. As a result, fluctuations in its balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the most significant components of Delhaize Group’s cash flow that are influenced by variations in exchange rates.

The policy of Delhaize Group is to hedge only foreign exchange transaction exposure that is clearly identifiable and, in principle, not to hedge foreign exchange translation exposure. Any sizeable intra-Group currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps.

Interest Rate Risk. Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. When necessary, Delhaize Group finances its daily working capital requirements, through the use of its committed and uncommitted lines of credit, the use of its commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or at a rate that is based on market quotes from banks. Delhaize Group also uses a treasury notes program. At December 31, 2005, 87.5% of Delhaize Group’s total debt was at fixed rates for a period of at least one year. A one-point variation in interest rates would not have materially affected Delhaize Group’s interest expense in 2005.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements involve the exchange of fixed rate payments for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. On December 30, 2003, Delhaize America cancelled USD 100 million (EUR 79.2 million) of the 2011 interest rate swap arrangements. The notional principal amounts of the interest rate swap arrangements at December 31, 2005 were USD 300 million (EUR 254.3 million) maturing in 2006 and USD 100 million (EUR 84.7 million) maturing in 2011. During the second quarter of 2003, Delhaize Group entered into interest rate swap agreements converting a portion of its debt from fixed to variable rates. Variable rates for these agreements are based on the three-month Euribor and are reset on a quarterly basis. The notional principal amount of these interest rate swap arrangements as of December 31, 2005 was EUR 100 million maturing in 2008.

Delhaize Group’s price and credit risk on its financial investments is limited because of the limited number and the quality of its financial investments. Delhaize Group’s short term investments have a rating of at least A1 (S&P) /P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum rating of A-/A3 for its financial investments.

Self-Insurance Risk. Delhaize Group actively manages its insurance risk through a combination of external insurance coverage and self-insurance.

Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accident and druggist claims in the United States. The Company’s self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). Maximum retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for automobile liability, USD 3.0 million per accident for general liability and USD 2.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to the covered claims, including defense costs, in excess of these retentions. It is possible that the final resolution of some of these claims may require the Company to make significant expenditures in excess of its existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Delhaize Group implemented a captive insurance program in 2001; whereby the self-insurance reserves related to workers’ compensation, general liability and auto coverage are reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive, a wholly-owned subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize Group continuing flexibility in its risk management program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride. Premiums are transferred annually to Pride through Delhaize Insurance Co., a subsidiary of Delhaize Group.

Delhaize Group property insurance in the United States includes self-insured retention per occurrence of USD 5.0 million for named storms, USD 5.0 million for Zone A flood losses, USD 5.0 million for earthquakes and USD 2.5 million for all other losses.

Delhaize Group is also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and takes into consideration actuarial evaluations determined annually based on historical claims experience, claims processing procedures and medical cost trends.

Foreign Investment Risks. In addition to its significant operations in the United States and Belgium, Delhaize Group operates in a number of other countries. Foreign operations and investments are subject to the risks typically associated with conducting business in foreign countries such as:

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

There can be no assurance that these risks or other risks relating to foreign operations will not be encountered by Delhaize Group in the future. Foreign operations and investments may also be adversely affected by laws and policies governing foreign trade, investment and taxation in the United States, Belgium and the other countries where Delhaize Group operates.

Inflation and Changing Prices. Labor and cost of merchandise sold, the primary operating costs of Delhaize Group, increase with inflation and, where possible, are recovered through operating efficiencies and retail price adjustments.

During 2005, the supermarket industry and all four of Delhaize Group’s U.S. operating companies experienced several product cost increases as a result of Hurricane Katrina. For example, there were significant cost increases in the commodities of sugar, coffee and bananas. Additionally, fuel price increases have raised industry as well as our four operating subsidiaries’ costs in business components including resins, diesel fuel, and plastic. Delhaize America’s reaction to this cost inflation varies across geographical operating territories based on unique competitive environments and specific market conditions.

During 2004, the supermarket industry and all four of Delhaize Group’s U.S. operating companies experienced product cost increases after several years of flat to minimal inflation, and even deflation in some categories. Although significant cost increases experienced earlier in the year (dairy and meat categories) subsided, we experienced offsetting cost increases in other categories. As a result, while we experienced declining cost inflation throughout the year, the impact of cost inflation for the full year was more significant than in previous years. Our reaction to cost inflation varied across geographical operating territories, based on unique competitive environments and specific market conditions.

During 2003, some inflation was noted at all of Delhaize Group’s U.S. operating companies, composed most significantly of inflation in the cost of meat. Delhaize America’s ability to increase prices in reaction to the increase in beef costs varied across geographical operating territories based on unique competitive environments. Also, during 2003, Delhaize America experienced slight inflation primarily due to its pharmacy operations.

During 2005, Delhaize Belgium experienced product cost, utility cost and labor rate increases. Increases in product costs could be offset by increases in retail prices. The increases in utility costs and labor rates, combined with softer sales, contributed to the decrease of the operating margin of Delhaize Belgium in 2005. During 2004, Delhaize Belgium experienced product cost and labor rate increases. Despite the increase in product costs, Delhaize Belgium continued to improve its competitive price position resulting in a lower gross margin. The increase in labor rates was offset by an increase in productivity and a strong cost discipline, enabling Delhaize Belgium to maintain a stable operating margin. During 2003, despite increases in product costs and labor rates, Delhaize Belgium was able to improve its competitive price position and to expand its operating margin due to increasing sales volumes, improved product mix and an “Everyday Fair Price” strategy to consumers.

Although there is the risk that inflation in Southeast Asia and in certain European countries where Delhaize Group operates could have an effect on Delhaize Group’s results, such inflation has not had a material effect on Delhaize Group’s sales or results of operations.

E. Recent Events and Outlook

Recent Events

In February 2006, Delhaize Group repaid its EUR 150 million Eurobond at an interest rate of 5.5%, using a combination of available cash, amounts borrowed under existing credit facilities and proceeds from the issuance of EUR 50 million in medium-term notes in November 2005.

In April 2006, Delhaize America redeemed its USD 563.5 million bond with a 7.375% coupon using available cash and amounts borrowed under existing credit facilities.

On May 24, 2006, Delhaize Group’s shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax), or a total gross dividend of EUR 114.5 million.

Outlook

In 2006, the sales network of Delhaize Group is expected to grow by approximately 96 stores to a total of 2,732 stores. Delhaize Group plans to make capital expenditures (excluding capital leases) of approximately EUR 770 million during 2006.

In 2006, Delhaize Group expects to open 54 new supermarkets in the United States, including nine stores under the Bloom and Food Lion banners in the new market of Greenville-Spartanburg, South Carolina and 14 new Hannaford stores. Delhaize Group plans to close 19 stores in the United States and relocate nine stores, resulting in a net increase of 26 stores to a total number of 1,563 stores at the end of 2006. Furthermore, six Food Lion stores will be converted to the Harveys banner. Approximately 158 U.S. stores will be remodeled or expanded in 2006.

In 2006, Delhaize Belgium plans to add 38 stores, including three company-operated supermarkets, to its sales network, bringing the total to 846 stores at the end of 2006. Delhaize Belgium plans to remodel eight stores in 2006. In addition, Delhaize Belgium will start the conversion of Cash Fresh stores to Delhaize banners and continue the enlargement of its distribution center facilities.

In 2006, Delhaize Group plans to extend its sales network in Greece by 19 stores, including nine company-operated stores, which will bring the total to 154 stores in Greece.

In 2006, Delhaize Group expects to increase its sales network in its Emerging Markets segment by 13 stores to a total of 169 stores.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

In accordance with Belgian law, Delhaize Group’s affairs are managed by its Board of Directors. Under the Articles of Association of Delhaize Group, the Board of Directors must consist of at least three directors. As of June 15, 2006, the Delhaize Group Board of Directors consists of 11 directors. Ten of the directors are non-executive directors and one director, Pierre-Olivier Beckers, the Chief Executive Officer of Delhaize Group, is an executive director.

The Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. As part of this assessment, and taking into account the provisions of the Belgian Code on Corporate Governance, the Board of Directors considered the fact that Baron Vansteenkiste serves on the Board of more than five listed companies (Recticel as Managing Director, Spector Photo Group as Chairman and Telindus, Groep Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage as Director) and determined, after due consideration of all relevant factors, that his Board membership continues to be appropriate and in the best interest of the Company. The Board made the same consideration regarding the Board membership of Count Goblet d’Alviella, who also serves on the Boards of more than five listed companies (Sofina as Managing Director, Glaces de Moustier sur Sambre, Henex, Suez, Groupe Danone and Eurazeo as Director) and decided that the continued Board membership of Count Goblet d’Alviella is appropriate and in the best interest of the Company.

The Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with Delhaize Group.

All directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, have been determined by the shareholders to be independent under the criteria set forth in the Belgian Company Code. Such determination was made, as applicable, either upon the election or re-election of the directors, or at the Ordinary General Meeting held in 2004 under applicable transition rules. The Board of Directors met seven times in 2005.

On the recommendation of the Renumeration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to the Company’s Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that the age limit would be set at 70 for all members of the Board and thus terminated the transition rule setting the age limit for certain directors at 75 and for others at 70. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

On January 1, 2005, Baron Georges Jacobs succeeded Baron Gui de Vaucleroy as Chairman of the Board. On May 24, 2006, the shareholders at the Ordinary General Meeting appointed Ms. Claire Babrowski as a director for three years and renewed the terms of Baron Jacobs, Pierre-Oliver Beckers and Didier Smits as directors for three years.

The Delhaize Group Board of Directors and biographical information concerning its members as of May 24, 2006 are set forth below.

Name	Position	Director Since	Term Expires
Baron Georges Jacobs	Chairman	May 2003	2009
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2009
Claire Babrowski	Director	May 2006	2009
Count de Pret Roose de Calesberg	Director	May 2002	2008
Jacques de Vaucleroy	Director	May 2005	2008
Hugh G. Farrington	Director	May 2005	2008
Count Goblet d’Alviella	Director	May 2001	2007
Robert J. Murray	Director	May 2001	2007
Dr. William Roper	Director	August 2003	2007
Didier Smits	Director	May 1996	2009
Luc Vansteenkiste	Director	May 2005	2008

Georges Jacobs (65). Baron Jacobs was elected to the Board of Directors of Delhaize Group in 2003 and has been Chairman of the Board of Directors since January 1, 2005. Baron Jacobs is also the Chairman of Delhaize Group’s Remuneration and Nomination Committee. Until the end of 2004, he was Chairman of the Executive Committee of biopharmaceutical company UCB Group. Baron Jacobs is Chairman of the Board of Directors of UCB Group and also serves on the Board of Directors of Belgacom, Bekaert and SN Brussels Airlines. He was

President of UNICE (Union of Industrial and Employers’ Confederations of Europe). He is a member of the Management Committee and Honorary Chairman of the Federation of Enterprises in Belgium. Baron Jacobs is a Doctor at Laws (Université Catholique de Louvain, Belgium), holds a Master’s degree in Economic Sciences (Université Catholique de Louvain, Belgium) and a Master’s degree in Economics (University of California, Berkeley, U.S.).

Pierre-Olivier Beckers (46). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers joined Delhaize Group in 1983 and broadened his retail experience as a store manager, buyer, director of purchasing, member of the Executive Committee, Vice President of the Executive Committee in charge of international activities. Mr. Beckers has been a member of the Board of Directors since May 1995. In 2000, Mr. Beckers was named Manager of the Year by the Belgian business magazine Trends/Tendances. He is Vice-Chairman of the Food Marketing Institute and a Director on the Board of CIES—The Food Business Forum where he served as Chairman between 2002 and 2004. In December 2004, he was elected to a four-year term as President of the Belgian Olympic and Interfederal Committee. Mr. Beckers holds a Master’s degree in Applied Economics at I.A.G., Louvain-La-Neuve, Belgium and a Master in Business Administration from Harvard Business School.

Claire H. Babrowski (48). Ms. Babrowski has been President, Chief Operating Officer and acting Chief Executive Officer of RadioShack since February 2006. She served as Executive Vice President and Chief Operating Officer of RadioShack from June 2005 to February 2006. Prior to joining RadioShack, she worked 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

Arnoud de Pret Roose de Calesberg (61). From 1991 to 2000, Count de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian non-ferrous company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Count de Pret is a member of the Board of Directors of UCB and INBEV, the Belgian brewery company. Count de Pret earned his degree in commercial engineering at U.C.L.-Louvain, Belgium and Credit Course Morgan Guaranty in New York, U.S.A. Count de Pret was elected to the Board of Directors of Delhaize Group in May 2002.

Jacques de Vaucleroy (45). Mr. de Vaucleroy has over 19 years of experience in the financial services sector. Jacques de Vaucleroy was appointed a Member of the Executive Board of ING Group on April 25, 2006. He is responsible for ING Insurance activities in Europe and ING Investment Management Europe. Mr. de Vaucleroy obtained a law degree from Université Catholique de Louvain, Belgium, and a Master in Business Law from Vrije Universiteit Brussel, Belgium.

Hugh G. Farrington (61). After a long retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed Vice Chairman of Delhaize America, and in 2001, he became Executive Vice President of Delhaize Group and member of its Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within the Group. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington is Chairman of the healthcare system MaineHealth and a former Vice Chairman of the Board of Directors of the Food Marketing Institute.

Richard Goblet d’Alviella (57). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is a member of the Board of Directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Suez Eurazeo, Danone and Caledonia Investments. Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group, and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School. Count Goblet d’Alviella was elected to the Board of Directors in May 2001.

Robert J. Murray (64). Robert J. Murray was Chairman of New England Business Service, Inc. (“NEBS”) from 1995 to 2004, serving on the Board of Directors of NEBS from 1991 to 2004. He was Chief Executive Officer of NEBS from 1995 until 2003. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President of the North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation, Tupperware Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master’s degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001 and has been Chairman of the Audit Committee since then.

Dr. William Roper (58). Dr. Roper is Dean of the School of Medicine at the University of North Carolina at Chapel Hill (UNC-CH), Chief Executive Officer of UNC-CH Health Care System and Vice Chancellor for Medical Affairs at UNC-CH. Prior to that, Dr. Roper was Dean of the School of Public Health at the UNC-CH. He is professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center. Dr. Roper is the Chairman of the Board of Directors of the National Quality Forum, a U.S. private, not-for-profit membership organization created to develop and implement a national strategy for healthcare quality measurement and reporting. Dr. Roper was appointed to the Board of Directors of Delhaize Group in 2003.

Didier Smits (44). Didier Smits holds a Master’s degree in Economic and Financial Sciences at ICHEC in Brussels, Belgium. He has been a Director of Delhaize Group since 1996. Mr. Smits is also a member of its Audit Committee. From 1986 to 1991, Mr. Smits was a manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry.

Luc Vansteenkiste (59). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Boards of the Belgian listed companies Telindus Group, Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Mr. Vansteenkiste serves as Board member of the Federation of Enterprises in Belgium, of which he was Chairman from 2002 to 2005, and of the Belgian Directors Institute. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

Committees of the Board of Directors

Until May 2005, the Board of Directors had three standing committees: the Audit Committee, the Governance Committee and the Compensation Committee. For efficiency reasons, the Board of Directors decided to restructure as of May 26, 2005 the committees of the Board into two committees, namely an Audit Committee and a Remuneration and Nomination Committee. Under the new structure, governance matters are largely retained within the jurisdiction of the Board as a whole.

Audit Committee

The Audit Committee is composed solely of independent directors.

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, and the Company’s internal controls and risk management.

As of June 15, 2006, the members of the Audit Committee are Robert J. Murray, who is the Chair of the Audit Committee, Didier Smits, Jacques de Vaucleroy and Count de Pret Roose de Calesberg. In 2005, the Audit Committee met five times.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is composed solely of non-executive directors. The principal responsibilities of the Remuneration and Nomination Committee are to: (a) identify individuals qualified to become Board members, consistent with criteria approved by the Board; (b) recommend to the Board the director nominees for each Ordinary General Meeting; (c) recommend to the Board director nominees to fill vacancies; (d) recommend to the Board qualified and experienced directors for service on the committees of the Board; (e) recommend to the Board the compensation of the members of executive management; (f) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (g) evaluate the performance of the Chief Executive Officer; and (h) advise the Board on other compensation issues.

As of June 15, 2006, the members of the Remuneration and Nomination Committee are Georges Jacobs, who is the chair of the Remuneration and Nomination Committee, Count Goblet d’Alviella, Hugh G. Farrington and Robert J. Murray. From May 23, 2001 until May 26, 2005, the functions of the Remuneration and Nomination Committee were performed by a Governance Committee, which met two times in 2005, and a Compensation Committee, which met three times in 2005.

B. Executive Officers

Delhaize Group’s management structure consists of:

•	a management structure organized around three operational regions (United States, Europe and Southeast Asia) and eight support functions (legal, finance, strategy planning and development, communications, human resources/learning and development, global sourcing, information technology and synergy development)

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of Delhaize Group.

Management Structure (as of December 31, 2005)

United States. Richard Anicetti, President and Chief Executive Officer of Food Lion, is responsible for Food Lion and Harveys; Ron Hodge, President and Chief Executive Officer of Hannaford, is responsible for Hannaford, and Shelly Broader, President and Chief Executive Officer of Kash n’ Karry/Sweetbay Supermarket is responsible for Kash n’ Karry and Sweetbay Supermarket.

Western and Central Europe. Arthur Goethals is the Chief Executive Officer of Western and Central Europe, which is comprised of Delhaize Belgium (Belgium) and Delvita (Czech Republic and Slovakia).

Southeaster Europe. Renaud Cogels is the Chief Executive Officer of Southeastern Europe, which is comprised of Alfa-Beta (Greece) and Mega Image (Romania).

Asia. Craig Owens, Executive Vice President and Chief Financial Officer, is the Executive Committee member responsible for the Asian operations of Delhaize Group, which is comprised of Super Indo (Indonesia).

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

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the only member of the Executive Committee who is also a member of the Board of Directors. The Board of Directors decides on the compensation of the members of the Executive Committee and other senior officers of the Company upon recommendation by the Remuneration and Nomination Committee. The Chief Executive Officer recuses himself from any decision regarding his compensation.

Delhaize Group’s current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of the executive officers who are also members of the Board of Directors, which is set forth above).

Name	Position	Executive Officer/ Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990

Richard A. Anicetti	Executive Vice President	2002

Renaud Cogels	Executive Vice President	1988

Michel Eeckhout	Executive Vice President and Chief Information Officer	2005

Jean-Claude Coppieters ‘t Wallant (a)	Executive Vice President and General Secretary	1987

Arthur Goethals	Executive Vice President	1994

Ronald C. Hodge	Executive Vice President	2002

B. Craig Owens	Executive Vice President and Chief Financial Officer	2001

Michael Waller	Executive Vice President and General Counsel	2001

Joyce Wilson-Sanford	Executive Vice President	2005

(a)	Jean-Claude Coppieters ‘t Wallant retired from the Executive Committee on December 31, 2005.

Richard A. Anicetti (48). Richard Anicetti has been Executive Vice President of Delhaize Group and President and Chief Executive Officer of Food Lion since August 2002. Mr. Anicetti began his food industry career at Hannaford Bros. Co. in 1980. After completing the Company’s retail management training program, he held a progression of roles of increasing responsibility and was ultimately named head of the southeastern operations of Hannaford. Mr. Anicetti joined Food Lion in August 2000 as Chief Operating Officer and was promoted to President in September 2001. He is a member of the Board of Directors of the Food Bank of North Carolina, the North Carolina Citizens for Business and Industry and is a past president of the North Carolina Food Dealers Association. He also serves on the Executive Committee of the Carolinas Food Industry Council. Mr. Anicetti earned his bachelor’s degree from Bowdoin College in Brunswick, Maine.

Renaud Cogels (57). Renaud Cogels is an Executive Vice President of Delhaize Group in charge of Global Direct Sourcing and Chief Executive Officer of Delhaize South Eastern Europe. Mr. Cogels was previously General Manager of Delhaize Belgium. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became a buyer and then buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics, information technology and CEO Europe. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master’s degree in economics at the University of Louvain. Mr. Cogels has been a member of the Board of Directors of Eurocommerce, the European retail federation, since 2000.

Michel Eeckhout (58). Michel Eeckhout is Executive Vice President and Chief Information Officer of Delhaize Group. He joined Delhaize Group in 1978, as information technology (IT) project leader and IT manager. In addition, he became Group coordinator for the IT-activities in Europe and Asia in 1992 and member of the Executive Committee of Delhaize Belgium in 1995. He was appointed Vice President of Information Technology Processes and Systems in 2001 and Chief Information Officer in 2002. He became a member of the Executive Committee of Delhaize Group in September 2005. He is a member of the Board of Directors of GS1 and the Chairman of the Board of Directors of GS1 Belgium. He is also a Board member of the World Wide Retail Exchange. Michel Eeckhout earned a Bachelor’s degree in economics (from UFSIA, Antwerp) and in European economics, and a Master’s degree in business administration from the Université Libre de Bruxelles, Brussels.

Arthur Goethals (60). Arthur Goethals is an Executive Vice President of Delhaize Group and Chief Executive Officer of Western and Central Europe. Mr. Goethals was previously the Chief Executive Officer of Delhaize Belgium and has been a member of the Executive Committee of Delhaize Group since 1994. Mr. Goethals joined Delhaize Group in 1972 and successively became store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with responsibility for developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals successively became Zone Director, Director Supermarkets Division, Executive Director of Sales & Marketing for Delhaize Group and Chief Operating Officer of Delhaize Belgium. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School. Mr. Goethals has been a member of the Board of Directors of Fedis since 2001 has served as its Chairman since 2005. Mr. Goethals is also a member of the Management Committee of the Federation of Enterprises in Belgium.

Ronald C. Hodge (58). Ronald Hodge is Executive Vice President of Delhaize Group and President and Chief Executive Officer of Hannaford. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He was named President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards’ of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996.

B. Craig Owens (51). Craig Owens is Executive Vice President and Chief Financial Officer of Delhaize Group. Before joining Delhaize Group, Mr. Owens worked 19 years with The Coca-Cola Company and various bottlers of Coca-Cola in different financial and management positions, including four years as President and Chief Executive Officer of the French bottler Coca-Cola Entreprise S.A., and in the United Kingdom, as Chief Financial Officer of Coca-Cola Beverages PLC, a franchise owner in 13 European countries. Mr. Owens holds a Bachelor’s degree in Politics from Washington and Lee University, Lexington, Virginia, and Master’s degrees from the Wharton School of Business of the University of Pennsylvania and the Fletcher School of Law and Diplomacy at Tufts University.

Michael R. Waller (52). Michael Waller is Executive Vice President, General Counsel and Secretary of Delhaize Group, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. He is also responsible for human resources and operational organizational development for Delhaize Group. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Conor, Jr. in the Southern District of Texas.

Joyce Wilson-Sanford (62). Joyce Wilson-Sanford is Delhaize Group Executive Vice President of Strategic Organizational Development since September 2005. She has worked in the field of Organizational Development for 25 years in both public and private sectors. Ms. Wilson-Sanford joined Hannaford as Director of Organizational Development. She was promoted to Vice President of Organizational Development for Hannaford in 1989, where she led Corporate Recruitment, Multimedia, and Organizational Development and Talent Development. In 2000, she became Senior Vice President of Strategic Organizational Development for Delhaize America. In 2002, she was named Delhaize Group Senior Vice President for Strategic Organizational Development. In September 2005, Ms. Wilson-Sanford was promoted to Executive Vice President of Strategic Organizational Development for Delhaize Group and is a member of the Executive Committee. She is a graduate of DePauw University with a B.A. in Psychology, English Literature and Education. Ms. Wilson-Sanford earned an M.A. in Business and Organizational Development from the University of Illinois.

C. Compensation of Directors and Executive Officers of Delhaize Group

At the Ordinary General Meeting of May 27, 2004, the shareholders approved a change in the method of remunerating the Board of Directors. Beginning with fiscal year 2004, the Company’s directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. This system replaces the previous one, which was based on a share of profits. At the Ordinary General Meeting of May 24, 2006 the shareholder approved an increase in the maximum remuneration amount from EUR 70,000 per year per director to EUR 80,000 per year per director, increased by an additional amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board and an amount of up to EUR 5,000 per year for services as a member of any standing committee of the Board of Directors. For the Chairman of the Board, the maximum remuneration amount is EUR 160,000 per year (inclusive of any amount due as Chairman of any standing committee).

Non-executive directors of the Company do not receive any remuneration, benefits or equity-linked or other incentives from the Company and its subsidiaries other than their remuneration for their service as directors of the Company and/or its subsidiaries. The aggregate amount of remuneration granted for fiscal year 2005 to directors of the Company by the Company and its subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of the Company. No loans or guarantees have been extended by Delhaize Group to members of the Board.

Remuneration Granted for Fiscal Year 2005(a) to Directors of the Company by the Company and its Subsidiaries

Name	Amount (in thousands of EUR)(b)
Non-Executive Directors
Baron Jacobs	140
Baron de Cooman d’Herlinckhove(c)	28
Count de Pret Roose de Calesberg	70
Jacques de Vaucleroy(d)	42
Hugh Farrington(d)	42
Count Goblet d’Alviella	70
Robert J. Murray	80
Dr. William Roper	70
Didier Smits	70
Philippe Stroobant(c)	28
Baron Vansteenkiste(d)	42
Frans Vreys(c)	28
Total remuneration non-executive directors	710
Executive Director
Pierre-Olivier Beckers(e)	70
Total remuneration to all directors	780

(a)	The amounts in the table indicate the remuneration granted to directors of the Company for their service in 2005, payable quarterly in arrears, as directors of the Company and/or its subsidiaries as such amounts were decided by the Board of Directors under the fixed remuneration method approved by the shareholders at the Ordinary General Meeting of May 24, 2006.
(b)	All amounts are gross amounts in cash before tax and social security levy.
(c)	Baron de Cooman d’Herlinckhove, Philippe Stroobant and Frans Vreys retired from the Board of Directors on May 26, 2005.
(d)	Jacques de Vaucleroy, Baron Vansteenkiste and Hugh Farrington joined the Board of Directors on May 26, 2005.
(e)	The amount relates solely to the compensation of the executive director as director and excludes his compensation as executive.

For the year ended December 31, 2005, the aggregate amount of compensation paid by the Company and its subsidiaries to the ten members of the Executive Committee as a group for services in all capacities was EUR 8.8 million, including EUR 6.4 million in total short-term compensation and EUR 2.4 million in long-term compensation, compared to EUR 6.7 million and EUR 3.3 million, respectively in 2004. An aggregate number of 112,749 Delhaize Group stock options/warrants and 39,548 restricted stock units were granted to the members of the Executive Committee in 2005.

Pierre-Oliver Beckers, the Company’s President and Chief Executive Officer is compensated both with a director fee and as an executive. For the year ended December 31, 2005, the aggregate amount of compensation paid to Mr. Beckers was EUR 2.2 million. The compensation of Mr. Beckers was comprised of a base pay of EUR 0.9 million, an annual bonus of 0.5 million, short-term benefits valued at 0.02 million, retirement and post-employment benefits valued at EUR 0.3 million and other long-term benefits valued at EUR 0.5 million.

The European based members of the Executive Committee benefit from a defined benefit group insurance system that is contributory and based on the individual’s career length. The U.S. based members of the Executive Committee participate in profit sharing plans as well as defined benefit plans in effect at their respective operating companies. The members of the Executive Committee also participate in Delhaize Group’s stock option and long-term incentive plans. No loans or guarantees have been extended by Delhaize Group to members of the Executive Committee.

In addition to the base pay and variable compensation paid to the ten members of the Executive Committee, Delhaize Group set aside or accrued to provide pension, retirement or similar benefits for the same executive officers as a group for the year ended December 31, 2005 an aggregate amount of EUR 0.6 million, which amount is included in the EUR 8.8 million aggregate amount of compensation attributed by the Company and its subsidiaries to the ten members of the Executive Committee as a group for services in all capacities.

Main Contractual Terms of Hiring and Termination Arrangements with Executive Managers. The Company’s Executive Managers, in accordance with employment-related agreements and applicable law, are (i) compensated in line with the Company’s Remuneration Policy, (ii) assigned duties and responsibilities in line with current market practice for their position and with the Company’s Terms of Reference of the Executive Management, (iii) required to abide by the Company’s policies and procedures, including the Company’s Code of Business Conduct and Ethics, (iv) subject to confidentiality and non-compete obligations to the extent authorized by law and (v) subject to other clauses typically included in employment agreements for executives. In addition, for the Executive Managers, the combination of employment-related agreements and applicable law provide for, or would likely result in: (i) payment of approximately 2-3 times base salary and annual incentive bonus, accelerated vesting of all or substantially all of the long-term incentive awards, and the continuation of Company health and welfare benefits for a comparable period, in the case of termination without cause by the Company or for good reason by the Executive Manager, and (ii) accelerated vesting of all or substantially all of the long-term incentive awards, in the event of a change of control of the Company.

D. Employees

As of December 31, 2005, Delhaize Group employed approximately 136,000 employees (of which approximately 62,000 were full-time employees and approximately 74,000 were part-time employees) compared to approximately 138,000 as of December 31, 2004. As of December 31, 2005, Delhaize Group employed approximately 104,000 employees in the United States, approximately 17,000 in Belgium, and approximately 15,000 in other regions.

As of December 31, 2004, Delhaize Group employed approximately 138,000 employees (of which approximately 62,100 were full-time employees and approximately 75,800 were part-time employees) compared to approximately 142,000 as of December 31, 2003. As of December 31, 2004, Delhaize Group employed approximately 105,000 employees in the United States, approximately 17,000 in Belgium, and approximately 16,000 in other regions.

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

Delhaize Group’s policy with respect to labor unions is to comply with local regulations and collective bargaining agreements. The Company considers its relations with its employees to be good.

E. Share Ownership of Delhaize Group Management

On December 31, 2005, the directors and the members of the Executive Committee of Delhaize Group (18 persons) as a group owned 298,201 Delhaize Group ordinary shares or ADRs, which represented approximately 0.31% of the outstanding shares of Delhaize Group. To the Company’s knowledge, no director or executive officer of Delhaize Group beneficially owns more than 1% of Delhaize Group’s shares. On December 31, 2005, the members of the Executive Committee of Delhaize Group owned as a group 897,216 stock options, warrants and restricted stock representing an equal number of existing or new ordinary shares or ADRs of the Company.

F. Long-Term Incentive Plans

Overview

Delhaize Group offers to certain of its management associates, including the members of its executive committee, a long-term incentive plan which is comprised of a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following breakdown:

•	Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to (i) the Delhaize Group share price on the date of the grant (U.S. plan); or (ii) the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option (Belgian plan). Options can be exercised in accordance with the Company’s securities trading policies, which allow for vested options to be exercised only during specified “open periods”. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a three-year period following the grant date. Options typically expire 7-10 years after the grant date.

•	Restricted stock unit awards represent up to 25% of the total expected value of each annual award. Restricted stock unit awards represent a commitment of the Company to deliver shares of Delhaize Group stock to the award recipient, at no cost to the award recipient, over a five-year period starting at the end of the second year after the award. After vesting, these shares can be sold by the award recipient at any time consistent with the guidelines and restrictions contained in the Company’s trading policies.

•	Performance cash grants represent 50% of the total expected value of each annual award. These grants provide for cash payments to the grant recipients at the end of three-year performance periods. The amount of the cash payments is dependent on performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. Board-approved minimum performance thresholds must be met before any payments are earned. Actual payments, if the minimum threshold is met, can range from 50% to 150% of the initial award. In exceptional circumstances, the Board may authorize certain payments even though minimum performance thresholds are not met.

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

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2005, there were options outstanding to acquire 158,752 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan, and a 1988 and 1998 Hannaford Plan. However, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group 2002 Stock Incentive Plan.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America’s 2000 Stock Incentive Plan also provided for restricted stock grants, primarily for officers and employees. The grants of restricted stock generally were made to executive officers and normally 25% of the grant would become unrestricted each year starting on the second anniversary following the date of the grant. As of December 31, 2005, there were grants for 6,939 restricted ADRs outstanding under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan.

The following table sets forth the incentive plans adopted by the Company as of the date hereof:

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding June 15, 2006	Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable) (1)
Plans for Management Associates of non-U.S. Operating Companies

2006 Stock Option Plan (2)	June 2006	Stock Options	272,007	272,007	EUR 49.55	601	Jan. 1, 2010– June 8, 2013

2005 Stock Option Plan	June 2005	Stock Options	181,226	180,446	EUR 48.11	568	Jan. 1, 2009– June 14, 2012

2004 Stock Option Plan	June 2004	Stock Options	237,906	236,253	EUR 38.74	561	Jan. 1, 2008– June 20, 2011

2003 Stock Option Plan	June 2003	Stock Options	378,700	374,575	EUR 25.81	514	Jan. 1, 2007– June 24, 2010

2002 Stock Option Plan	June 2002	Stock Options	158,300	148,700	EUR 54.30	425	Jan. 1, 2006– June 5, 2012 (3)

2001 Stock Option Plan	June 2001	Stock Options	134,900	126,100	EUR 64.16	491	Jan. 1, 2005– June 4, 2011 (3)

2000 Warrant Plan	May 2000	Warrants	115,000	106,200	EUR 63.10	461	Different exercise periods between June 2004 and Dec. 2009 (3)

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding June 15, 2006	Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable) (1)
Plans Mainly for Management Associates of Delhaize America and Other U.S. Subsidiaries

2002 Restricted Stock Unit Plan	June 2006	Restricted ADRs (4)	155,305	155,305	Not applicable	217	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2005	Restricted ADRs (4)	145,868	134,796	Not applicable	204	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2004	Restricted ADRs (4)	179,567	114,999	Not applicable	193	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2003	Restricted ADRs (4)	249,247	100,638	Not applicable	185	25% of the grant will vest each year starting on the second anniversary following the date of the grant

	May 2002	Restricted ADRs (4)	120,906	17,946	Not applicable	140	25% of the grant will vest each year starting on the second anniversary following the date of the grant

2002 Stock Incentive Plan	June 2006	Warrants	1,324,347	1,324,347	USD 63.04	3,026	Exercisable until 2016

	May 2005	Warrants	1,096,385	1,003,967	USD 60.76	2,862	Exercisable until 2015

	May 2004	Warrants	1,517,988	1,049,477	USD 46.40	5,449	Exercisable until 2014

	May 2003	Warrants	2,132,043	942,021	USD 28.91	5,301	Exercisable until 2013

	May 2002 (5)	Warrants	3,853,578	1,170,280	USD 17.35–USD 76.87	5,328	Exercisable until 2012

2000 Stock Incentive Plan	Various	Stock options	700,311	100,839	USD 16.80–USD 56.10	4,497	Various

	Various	Restricted ADRs (4)	342,771	0	Not applicable	128	25% of the grant will vest each year starting on the second anniversary following the date of the grant.

Various (6)	Various	Stock options	24,806	24,806	16.80 – 78.75	393	Various

(1)	Vesting period for restricted ADRs under the 2002 Restricted Stock Unit Plan and 2002 Stock Incentive Plan.
(2)	These figures relate to stock options offered by the Company. Grant recipients have until August 7, 2006 to accept the options offered.

(3)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiration dates for the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 SOP), June 4, 2008 (under the 2001 SOP) and December 2006 (under the 2000 Warrant Plan) respectively.
(4)	Restricted stock unit awards represent the right to receive the number of ADSs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADRs are issued with respect to restricted stock unit awards until the applicable vesting dates. In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan. As of December 31, 2005, there were 6,939 shares underlying the awards outstanding.
(5)	Out of the 3,853,578 warrants issued, 1,793,825 are newly issued warrants. The other 2,059,753 represent outstanding stock options previously issued under Delhaize America’s 2000 Stock Incentive Plan and transferred to the Delhaize Group 2002 Stock Incentive Plan in connection with the share exchange with Delhaize Group.
(6)	Includes stock options granted under the 1996 Food Lion Plan, 1998 Hannaford Plan and 1988 Hannaford Plan.

For additional information, see Note 29 to the consolidated financial statements under Item 18 “Financial Statements” below.

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

Pursuant to Belgian law and the Company’s Articles of Association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate or group (each of which is deemed a “person” for such purposes) who, after acquiring or disposing directly or indirectly the beneficial ownership of any Shares, ADRs or other securities giving the right to acquire additional Shares or ADRs of the Company, causes such beneficial owner’s total voting rights to increase or decrease past 3%, 5% or any other multiple of 5% of the total outstanding and potential voting rights of the Company, shall, within two Belgian business days after becoming so beneficially interested (or disinterested), report its ownership to the Company and to the Belgian Banking, Finance and Insurance Commission, as set forth in the March 2, 1989 Law on the disclosure of important participations in listed companies and the regulation of public takeovers or in the Royal Decree implementing this Law.

As of December 31, 2005, the following comprise the shareholders or groups of shareholders who have declared holdings of at least 3% of the outstanding shares and warrants of Delhaize Group S.A.

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds as at December 31, 2005
September 16, 2005	Axa (consolidated)	13,209,804	12.55%	12.55%
	Avenue Matignon 25 75008 Paris France

	Including Alliance Capital Management, L.P. (U.S.)(1)	11,718,406	11.13%	11.13%

	Axa Rosenberg (United Kingdom) (1)	1,206,132	1.15%	1.15%

	Axa IM (France) (1)	266,966	0.25%	0.25%

	Ardenne Prevoyante – Axa (Belgium) (2)	18,300	0.02%	0.02%

June 11, 2003	Sofina SA Rue des Colonies 11 1000 Brussels Belgium	3,168,444	3.22%	3.00%

(1)	Shares are beneficially owned by third parties
(2)	Shares are beneficially owned by shareholder providing notice

Based on information received by The Bank of New York, Delhaize Group’s depositary for its ADSs evidenced by ADRs, there were 9,615,887 ADRs outstanding and 19,444 record owners with a registered address in the United States as of June 15, 2006.

B. Related Party Transactions

Several of the Group’s subsidiaries provide for post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Delhaize Group’s consolidated financial statements are included in this annual report under Item 18 “Financial Statements.” The Company’s consolidated financial statements prepared in accordance with IFRS have been audited by independent registered public auditors in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and with the standards of the Public Company Accounting Oversight Board (United States). The principal differences between IFRS and US GAAP, as they relate to Delhaize Group, are presented in Note 46 to the consolidated financial statements included under Item 18 “Financial Statements” below.

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

D. Significant Changes

In May 2005, Delhaize Belgium acquired 43 Cash Fresh stores, mainly located in northeastern Europe.

In June 2005, Delhaize Group announced its decision to divest its operations in Slovakia and sold 11 Delvita stores in 2005.

ITEM 9. THE OFFER AND LISTING

A. Stock Price Information

The trading market for Delhaize Group ordinary shares is Eurolist by Euronext Brussels in Belgium. Delhaize Group ordinary shares trade on Eurolist by Euronext Brussels under the symbol “DELB.” Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of the largest Belgian publicly traded companies, the Euronext 100 index, the pan-European Dow Jones Stoxx 600 index, the MSCI Europe index.4

Delhaize Group American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares, are traded on the New York Stock Exchange under the symbol “DEG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary under the Deposit Agreement dated as of April 26, 2001, among the Company, The Bank of New York and holders from time to time of ADRs issued thereunder.

In 2005, 71.9 million Delhaize Group ordinary shares were traded on Eurolist by Euronext Brussels for a total of EUR 3.7 billion. This represented 70.4% of the average Delhaize Group market capitalization of EUR 5.2 billion in 2005. The highest closing share price was EUR 59.55 and the lowest was EUR 46.5. The average daily trading volume was EUR 14.3 million, or an average daily volume of 279,830 shares. In 2004, 81.1 million Delhaize Group ordinary shares were traded on Eurolist by Euronext Brussels for a total of EUR 3.6 billion. This represented 85.3% of the average Delhaize Group market capitalization of EUR 4.2 billion in 2004. The highest closing share price was EUR 59.30 and the lowest was EUR 36.83. The average daily trading volume was EUR 14.1 million, or an average daily volume of 313,114 shares.

As of June 15, 2006, Delhaize Group had a market capitalization of EUR 4.8 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 15, 2006, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 50.15. On June 15, 2006, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 63.66.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(Amounts in EUR)		(Amounts in USD)
Monthly Highs and Lows:
2006
January	57.20	53.65	70.12	64.98
February	57.15	55.70	68.45	66.22
March	59.45	55.75	71.85	66.21
April	59.25	57.10	72.66	70.04
May	57.00	49.89	72.68	63.59
June (through June 15)	51.40	49.55	66.34	62.06

Quarterly Highs and Lows:
2005
First Quarter	59.55	51.20	78.62	66.80
Second Quarter	53.80	46.50	69.75	57.55
Third Quarter	50.75	46.86	61.90	57.02

Fourth Quarter	55.60	47.61	65.66	56.97
2004
First Quarter	46.35	37.56	56.65	45.92
Second Quarter	42.31	36.83	51.30	43.53
Third Quarter	51.15	39.05	63.21	47.20
Fourth Quarter	59.30	49.20	79.25	60.70

Annual Highs and Lows:
2005	59.55	46.50	78.62	56.97
2 2004	59.30	36.83	79.25	43.53
2003	43.70	12.23	51.04	13.25
2002	59.95	15.60	53.70	15.25
2001*	71.75	49.00	61.20	49.60

*	Delhaize Group ADRs began trading on the New York Stock Exchange on April 26, 2001.

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

The regulatory structure allows members of each of the local exchanges to trade all financial instruments listed on the Euronext markets as if they were traded on a single market through the implementation of a common electronic trading platform for cash and derivatives. Listed companies are able to retain their original place of listing, thereby offering these companies the benefit of increased liquidity and visibility without any special disruption and without changing their current conditions regarding access to the markets. In 2005, Euronext launched Eurolist, a single list for all the Euronext markets which aims at harmonizing the listing structure of Euronext and enhancing the visibility of issuers.

C. Custody, Clearing and Settlement of Delhaize Group Ordinary Shares

Delhaize Group ordinary shares underlying the Delhaize Group ADRs are available only in bearer form and are represented by global certificates in bearer form deposited with CIK for safekeeping.

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

ITEM 10. ADDITIONAL INFORMATION

A. Description of Delhaize Group Ordinary Shares

As of June 15, 2006, Delhaize Group’s corporate capital was EUR 47,705,372. The issuance premium on the Delhaize Group capital was EUR 2,413,516,520.25. This corporate capital was represented by 95,410,744 Delhaize Group ordinary shares, without nominal value each having a par value of EUR 0.50. At an extraordinary general meeting held on May 23, 2002, Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of EUR 46,196,352. On April 7, 2004, the Board of Directors of Delhaize Group issued a convertible bond offering to institutional investors for an amount of EUR 300 million with a maturity of five years. The bonds have been issued at 100% of their nominal value and will be redeemable at maturity at 100% of their nominal value. The initial conversion price has been set at EUR 57.0. The bonds are subject to the terms and conditions of the offering circular, convertible into 5,263,158 new Delhaize Group ordinary shares at the initial conversion price. As of June 15, 2006, the Board of Director’s authorization had been used for an amount of EUR 7,595,877, so that the amount of authorized capital remaining available as of that date was EUR 38,600,476. This authorization will expire in June 2007, but may be renewed.

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

B. Summary of Provisions of the Articles of Association and Other Matters

Object and Purpose. Under Article 2 of Delhaize Group’s Articles, the Company’s corporate purpose is the trade of durable or non-durable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles of mass consumption, household articles, and others, as well as all service activities.

Delhaize Group may carry out in Belgium or abroad all industrial, commercial, movable, real estate, or financial transactions that favor or expand directly or indirectly its industry and trade.

Delhaize Group may acquire an interest in all businesses, corporations or enterprises with an identical, similar or related corporate purpose or which favor the development of the Group’s enterprise, acquire raw materials for the Company or facilitate the distribution of the Company’s products

General Meetings of Shareholders. Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder has deposited the Delhaize Group ordinary bearer shares under which voting rights will be exercised with Delhaize Group’s registered office, or such other place specified in the notice for the meeting, at least four Belgian business days prior to the applicable meeting. Each share is entitled to one vote. A shareholder’s right to vote all Delhaize Group ordinary shares it holds may be limited if the shareholder fails to comply with the ownership reporting requirements under Belgian law and the Articles of Association as described below.

Under the Articles of Association, the annual general meeting of Delhaize Group’s shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a holiday, the Articles of Association provide that the meeting must take place either the preceding or the following business day. Extraordinary general meetings of the shareholders may be called by the Board of Directors or by the statutory auditor. The Board of Directors or the statutory auditor is required to call an extraordinary general meeting upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

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

Election and Tenure of Directors. On the recommendation of the Renumeration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to the Company’s Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that the age limit would be set at 70 for all members of the Board and thus terminated the transition rule setting the age limit for certain directors at 75 and for others at 70. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

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

Dividends. Under Belgian law, Delhaize Group is required to set aside at least 5% of its net profits during each fiscal year and contribute such sum to Delhaize Group’s statutory reserve until such reserve has reached an amount equal to one-tenth of Delhaize Group’s capital. As of December 31, 2005, Delhaize Group’s statutory reserve amounted to 10% of its capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of Delhaize Group’s net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of Delhaize Group’s accounts, the shareholders may decide to make a distribution of Delhaize Group’s net profits to all shareholders out of available reserves.

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

Under Delhaize Group’s Articles of Association, any person or legal entity that owns or acquires securities of the Company granting voting rights, whether representing the share capital or not, must disclose to the Company and the Banking, Finance and Insurance Commission the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to 3% or more of the total outstanding and potential voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must also make such disclosure in the event of a transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to 5%, 10%, and so on by blocks of 5% of the total outstanding and potential voting rights existing when the event triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

Any person or legal entity that acquires or transfers, alone or jointly, the direct or indirect control of a corporation that owns at least 3% of the outstanding and potential voting rights of the Company must disclose such acquisition or transfer to the Company and to the Banking, Finance and Insurance Commission.

Disclosure statements relating to the acquisition or transfer of securities that are made in compliance with this requirement must be addressed to the Banking, Finance and Insurance Commission and to the Board of Directors of the Company no later than the second business day after the triggering event occurs. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Banking, Finance and Insurance Commission within the same period of time. The number of securities acquired by succession must be disclosed no later than thirty days from the acceptance of such succession.

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

Members of a corporate body, persons discharging executive responsibilities within Delhaize Group and having regular access to inside information relating to Delhaize Group, and persons closely associated with them, who acquire or transfer Delhaize Group ordinary shares or Delhaize Group ADRs must also disclose such acquisition or transfer to the Banking, Finance and Insurance Commission within five business days from the date of the relevant transaction. Failure to comply with such requirements may give rise to administrative fines.

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

Preferential Subscription Rights. Under Belgian law, shareholders of Delhaize Group have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by the Board of Directors if the Board of Directors has been authorized to do so by the shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 23, 2002, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to EUR 46,196,352. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 15, 2006, the amount remaining available under this authorization was EUR 38,600,476.

Acquisition, Holding in Pledge and Transfer by Delhaize Group of Delhaize Group Ordinary Shares. Under its Articles of Association, the Company may acquire or hold in pledge its own shares in accordance with effective law. The Board of Directors is authorized to transfer through public or private transactions the shares that the Company acquired, under conditions determined by the Board of Directors, without the prior approval of shareholders, in accordance with effective law.

At an extraordinary general meeting held on May 26, 2005, the Company’s shareholders authorized the Board of Directors to acquire and transfer the Company’s shares when such acquisition or transfer is necessary to prevent serious and imminent harm to the Company. Such authorizations are granted for a period of three years from the date of the authorization’s publication in the Appendix of the Official Gazette. The above-mentioned authorizations also relate to acquisitions and transfers of shares of the Company by direct subsidiaries of the Company and are renewable in accordance with effective law.

In addition, at an extraordinary general meeting held on May 24, 2006, the Company’s shareholders authorized the Board of Directors to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for 18 months, replaces the one granted in May 2005. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to the limits of an outstanding authorization granted to the Board of Directors by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

Delhaize Group SA, a wholly owned subsidiary of Delhaize Group, acquired 155,000 Delhaize Group shares (having a par value of EUR 0.50) in 2005 for an aggregate amount of EUR 7.6 million, representing approximately 0.16% of Delhaize Group’s share capital. As a consequence, at the end of 2005, the management of Delhaize Group SA had a remaining authorization to purchase its own shares or ADRs in an amount of up to EUR 190,198,867.

Additionally, in 2005 Delhaize America repurchased 303,458 Delhaize Group ADRs for an aggregate amount of USD 18.7 million, representing approximately 0.32% of the Delhaize Group share capital as of December 31, 2005, and transferred 157,607 ADRs to satisfy the exercise of stock options granted to U.S. management associates pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2005, Delhaize Group owned 595,586 treasury shares (including ADRs), of which 294,735 were acquired prior to 2005, representing approximately 0.63% of the Delhaize Group share capital.

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

On May 26, 2005, the extraordinary general meeting of shareholders approved an amendment to the Company’s Articles of Association, which grants authority to the Board to increase the share capital of the Company by a maximum of ten percent of the then outstanding Delhaize Group ordinary shares after it has received notice of a public take-over bid relating to the Company, for a new period of three years beginning on the date of the shareholders’ approval.

C. Material Contracts

Other than the contract described below, no material contracts (other than contracts entered into in the ordinary course of business) have been entered into by Delhaize Group within the two years immediately preceding the date of this document.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.0 million (the “Convertible Bonds”), which are governed by that certain Trust Deed, dated April 30, 2004 (the “Trust Deed”), between Delhaize Group and The Bank of New York, as trustee. A copy of the Trust Deed is filed as Exhibit 2.7 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003. The Convertible Bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30th of each year. The Convertible Bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price will initially be EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares.

D. Exchange Controls

See Sections C and D under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

E. Taxation

The following is a description of U.S. and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in light of their particular circumstances such as:

•	persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of Delhaize Group;

•	persons who are residents of Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base;

•	persons subject to the U.S. federal alternative minimum tax;

•	persons who acquired their Delhaize Group ADRs or ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation; or

•	U.S. Holders who are subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting and U.S. Holders that hold Delhaize Group ADRs or ordinary shares as a part of a hedge, straddle, constructive sale or conversion transaction.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), the Belgium Income Tax Code, the Belgium Code of Taxes assimilated to Stamp Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Belgium – United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and cannot assure you that the IRS will agree with such statements or conclusions.

A holder that is treated as a partnership for U.S. federal tax purposes is not subject to U.S. income tax on income derived from holding the Delhaize Group ADRs or ordinary shares. A partner of the partnership may be subject to tax on such income depending on whether (i) the partner is a U.S. Holder and (ii) the partnership is engaged in a U.S. trade or business to which income or gain from the Delhaize Group ADRs or ordinary shares is effectively connected. If you are a partner of a partnership acquiring or holding the Delhaize Group ADRs or ordinary shares, you should consult your tax advisor about the U.S. tax consequences of holding and disposing of the Delhaize Group ADRs or ordinary shares.

Certain U.S. Tax Consequences of Ownership of Delhaize Group ADRs or Ordinary Shares

Ownership of ADRs. For U.S. federal income tax purposes, U.S. Holders of Delhaize Group ADRs will generally be treated as the owners of the Delhaize Group ordinary shares underlying the ADRs.

A “U.S. Holder” means a holder of Delhaize Group ADRs or ordinary shares that is:

(a) a citizen or resident of the United States;

(b) a corporation or other entity taxable as a corporation, created in or organized under the laws of the United States, any state thereof, or the District of Columbia;

(c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d) a trust if a U.S. court can exercise primary supervision over the administration of such trust, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary. Dividends paid to a non-corporate U.S. Holder that constitute “qualified dividend income” under the Code will be taxable at a maximum tax rate of 15%, provided that certain holding period and other requirements are met. Dividends that do not constitute qualified dividend income, and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

Subject to certain limitations, a U.S. Holder may claim a foreign tax credit against its federal income taxes for Belgian tax withheld from dividends. U.S. Holders who do not choose to claim a foreign tax credit may instead claim a deduction for Belgian tax withheld in computing taxable income. Under the Internal Revenue Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their tax advisors regarding the application of these rules. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the 15% maximum tax rate described above.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains currently are subject to a maximum U.S. federal income tax rate of 15%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company. U.S. Holders should be aware that special U.S. tax laws would apply to U.S. Holders of Delhaize Group ordinary shares and ADRs if Delhaize Group is characterized as a passive foreign investment company (“PFIC”). Delhaize Group believes that it is not, nor will it become, a PFIC. However, since PFIC status is a factual matter that must be determined annually, Delhaize Group can provide no assurance as to such conclusion.

U.S. Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ordinary shares or ADRs, or the proceeds of sale of Delhaize Group ordinary shares or ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s U.S. federal income tax liability. Holders are advised to consult their own tax advisors as to the applicability of the information reporting and backup withholding rules to their ownership and disposition of the Delhaize Group ordinary shares or ADRs.

Certain Belgian Tax Consequences of Ownership of Delhaize Group ADRs or Ordinary Shares

Ownership of ADRs. In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of Delhaize Group ADRs will be treated as the owners of Delhaize Group ordinary shares represented by such ADRs and that the ADRs will be treated as the shares represented by such ADRs. Therefore, in this discussion no distinction is made between ordinary shares and ADRs and reference is only made to ADRs, unless otherwise stipulated. However, the above assumption has not been confirmed or verified with the Belgian Tax Administration.

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

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 10% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies after January 1, 1994 (a) pursuant to a public issuance in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance until payment or attribution of the dividend, either registered with the issuing company or deposited in open custody to a bank, a public credit institution, a stock broker or savings bank under the supervision of the Belgian Banking, Finance and Insurance Commission. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

Withholding Tax Reduction Under Belgium-United States Tax Treaty. Under the Belgium-United States tax treaty, the Belgian withholding tax will be reduced to 15% of the gross amount of the dividends if the U.S. Holder, a resident of the United States for purposes of the treaty, is the beneficial owner of the Delhaize Group ADRs and is entitled to the benefits of the treaty under the limitation of benefits article included in the treaty. The rate is further reduced to 5% if the U.S. Holder owns directly at least 10% of the voting stock.

Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etranger, Boulevard Roi Albert II, 33 (North Galaxy Tour B7), 1030 Brussels, Belgium. As a general rule, the reduced treaty rate can also be obtained at source. A U.S. Holder should file, within ten days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain U.S. organizations that are neither conducting a business nor engaged in any activity of a lucrative nature and are exempted from income tax in the United States are exempted from withholding tax.

Disposition. According to the Belgium-United States tax treaty, capital gains derived by a U.S. Holder from the sale, exchange or other disposition of ADRs are exempt from Belgian tax. If the recipient of the gain, being a resident of the United States, is present in Belgium for a period or periods aggregating 183 days or more in the taxable year, the capital gains will fall within the scope of application of Belgian domestic tax law. Under Belgian domestic tax law, capital gains realized by a non-resident are subject to a 33% tax (to be increased by a state surcharge of 6% of the tax due) if the Belgian tax administration demonstrates that the capital gain is the result of speculation as defined by Belgian case law or if the gain is otherwise realized outside the scope of the normal management of one’s own private estate and if the purchase price for the shares is paid in Belgium.

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

The following persons do not need to pay the TOB:

•	professional intermediaries referred to in Article 2, 9[o] and 10[o] of the Law of August 2, 2002 acting for their own account;

•	insurance companies referred to in Article 2, §1 of the Law of July 9, 1975 acting for their own account;

•	pension funds referred to in Article 2, §3,6 of the Law of July 9, 1975 acting for their own account;

•	collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

•	non-residents, acting for their own account, upon delivery of a certificate of non-residence.

No Belgian tax on stock market transactions will thus be due by U.S. Holders on the subscription, purchase or sale of ADRs, if the U.S. Holders are acting for their own account. In order to benefit from this exemption, the U.S. Holders must file with the Belgian professional intermediary a certificate evidencing that they are non-residents for Belgian tax purposes.

Belgian Tax on the Physical Delivery of Bearer Securities. The physical delivery of bearer securities through an intermediary established in Belgium triggers a tax in the amount of 0.6% on the value of the ordinary shares.

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

F. Documents on Display

Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association will be available for review upon request at the corporate office of Delhaize Group located at Square Marie Curie 40,

1070 Brussels, Belgium (tel. +32-2-412-2151). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC’s website.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Information About Market Risk

See the information under Section D of Item 5 “Operating and Financial Review and Prospects” above.

B. Exchange Rates

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of Delhaize Group ADRs that are listed on the New York Stock Exchange. In addition, since any cash dividends that Delhaize Group pays to its shareholders will be denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that owners of ADRs will receive on conversion of dividends.

See the information under the headings entitled “Risk Factors” and “Exchange Rates” under Item 3 “Key Information” above and the heading titled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects” above.

C. Exchange Controls

Belgian exchange control regulations impose no limitations on the amount of cash payments that may be remitted by Delhaize Group to residents of the United States. However, when there is a transfer of funds by Delhaize Group an obligation to notify the Institut Belgo-Luxembourgeois du Change arises. If the transfer of funds is handled by a Belgian financial institution, that institution will provide the required notification.

D. Ownership of Delhaize Group Shares

Under Belgian law, if an individual or a company intends to acquire the joint or exclusive control of Delhaize Group through one or more transactions relating to the Delhaize Group shares, the acquirer must notify the Belgian Banking, Finance and Insurance Commission of the contemplated transaction at least five business days prior to such acquisition. If the contemplated acquisition of shares takes place at a price higher than the stock market price at the time of the acquisition, the acquiror must offer to all other shareholders of Delhaize Group the opportunity to sell their shares at the price offered for such acquisition or, if higher, at the highest price offered by the acquiror for shares during the 12 months preceding the acquisition of control of Delhaize Group. The acquiror must give the other shareholders this opportunity within 30 days after its acquisition of control either:

(a) in the form of a public takeover bid; or

(b) under an undertaking to support the stock price of the acquired company on the relevant stock exchange. Public takeover bids are subject to the supervision of the Belgian Banking, Finance and Insurance Commission. Prior to making a bid, a bidder must issue a prospectus which must be approved by the Belgian Banking, Finance and Insurance Commission. If the Belgian Banking, Finance and Insurance Commission determines that a takeover bid is contrary to the interests of the shareholders of Delhaize Group, it may suspend the takeover bid for a maximum of 72 hours and request the President of the Commercial Court in the district of the Belgian company’s registered office (Brussels in the case of Delhaize Group) to prohibit the bid and suspend the exercise of the rights attached to any Delhaize Group shares that were acquired in connection with the bid. Public takeover bids must be made for all the outstanding securities.

In case of a public takeover bid, the transaction is subject to approval by the European Commission under the EC Merger Regulation if:

(a) the aggregate world-wide turnover of the bidder and the target to be acquired exceeds EUR 5 billion; and

(b) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds EUR 250 million provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover within one and the same member state;

or if:

(a) the aggregate worldwide turnover of the bidder and the target to be acquired exceeds EUR 2.5 billion;

(b) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds EUR 100 million;

(c) in each of at least three member states, the aggregate turnover of the bidder and the target to be acquired exceeds EUR 100 million; and;

(d) in each of at least three member states mentioned in (c) immediately above, the turnover of each of the bidder and the target to be acquired exceeds EUR 25 million, provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover in one and the same member state.

For purposes of the EC Merger Regulation, the relevant turnover is the amount derived from the sale of products and the provision of services in the previous financial year (subject to certain adjustments) and the turnover of the bidder is deemed to include the turnover of the group to which the bidder belongs.

The acquisition of a business through a public takeover bid that does not fall within the scope of the EC Merger Regulation is subject to approval by the Belgian Competition Authorities under the Belgian Competition Act if:

(1) the aggregate turnover in Belgium of both the bidder and the target to be acquired exceeds EUR 100 million; and

(2) the turnover of each of the bidder and the target on the Belgian market exceeds EUR 40 million.

For purposes of the Belgian Competition Act, the relevant turnover is the amount derived from the sale of products and the provision of services in the previous financial year on the Belgian market and from exports from Belgium (subject to certain adjustments) and the turnover of the bidder is deemed to include the turnover of the group to which the bidder belongs.

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

ITEM 16B. CODE OF ETHICS

On May 27, 2004 our Board of Directors adopted a Code of Ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is applicable to all our employees and directors, including our Chief Financial Officer, our other senior financial officers and our Chief Executive Officer. We filed our Code of Business Conduct and Ethics as an exhibit to our annual report on Form 20-F for our fiscal year ended December 31, 2003 and hereby incorporate that exhibit into this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Reviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in EUR)	2005	2004
Audit Fees (a)	2,402,000	1,617,000
Audit-Related Fees (b)	575,000	362,000
Tax Fees (c)	67,000	441,000
All Other Fees (d)	470,000	—

(a)	Audit fees for the years ended December 31, 2005 and 2004 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries and assistance with the review of documents filed with the Belgian Banking, Finance and Insurance Commission and the SEC.

(b)	Audit-related fees for the years ended December 31, 2005 and 2004 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation of Section 404 of Sarbanes-Oxley Act of 2002 and similar services, consultations concerning financial accounting and reporting (especially related to the transition to International Financial Reporting Standards), and due diligence and audits in connection with acquisitions or divestments.
(c)	Tax fees as of the years ended December 31, 2005 and 2004 consist of fees expensed for tax planning services and tax advice.
(d)	All other fees for the years ended December 31, 2005 and 2004 consist of fees for consulting services rendered by Deloitte Consulting.

Audit Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent registered public auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit Committee may delegate pre-approval authority to one or more of its independent members, and approval by such member or members within the parameters of the policy will constitute approval of the Audit Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit Committee. With respect to each proposed pre-approved service, the Auditor will provide appropriate documentation, which will be provided to the Audit Committee, regarding the specific services to be provided. The Audit Committee has designated the Company’s Vice President of Internal Audit to monitor the performance of services provided by the Auditor and to assess compliance with the pre-approval policies and procedures.

During 2005, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in thousands) (b)
June 2006(a)	—	—	—	166,631
May 2006	—	—	—
April 2006	—	—	—
March 2006	—	—	—
February 2006	16,200	56.72	16,200
January 2006	36,200	55.44	36,200
December 2005	27,800	54.60	27,800
November 2005	24,500	51.94	24,500
October 2005	24,900	48.87	24,900
September 2005	31,200	47.71	31,200
August 2005	172,563	48.82	172,563
July 2005	—	—	—
Total	333,363	50.54	333,363

(a)	Through June 15, 2006.
(b)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2005 AND 2004 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2005.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

Exhibit No.	Description
2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

Exhibit No.	Description
8.1	Subsidiaries of Delhaize Group (as of December 31, 2005)

11.1	Delhaize Group Code of Business Conduct and Ethics, as revised effective December 31, 2005 (Filed as Exhibit F to Annex 5 to Exhibit 99.2 to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 19, 2006 and incorporated by reference herein)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2005 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 2, 2006 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

By:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Date: June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.:

We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“Delhaize Group”) at December 31, 2005, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 (expressed in euros). These financial statements are the responsibility of Delhaize Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Delhaize Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Delhaize Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the consolidated financial statements. The financial statement information for the years ended December 31, 2004 and 2003, as determined in accordance with the accounting principles generally accepted in the United States of America, has been restated as described in Note 46.

Our audits also comprehended the translation of euros into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

June 28, 2006

/s/ Philip Maeyaert

DELOITTE REVISEURS D’ENTREPRISES

SC sfd SCRL

Represented by Philip Maeyaert

CONSOLIDATED BALANCE SHEETS

Consolidated Assets

(in millions of EUR)	Note	USD 2005	2005	2004	2003
Goodwill	6	3,779.7	2,997.4	2,462.8	2,510.2
Intangible assets	7, 10	851.4	675.2	601.4	672.8
Property, plant and equipment	8, 10	4,524.1	3,587.7	3,022.8	3,117.2
Investment property	9, 10	35.3	28.0	17.8	22.3
Investment accounted for using the equity method		—	—	—	0.2
Investment in securities	11	157.6	125.0	115.9	120.2
Other financial assets	12	15.6	12.3	41.6	39.1
Deferred tax assets	26	6.4	5.1	5.5	6.5
Derivative instruments	20	1.5	1.2	6.3	13.0
Other non-current assets		10.5	8.3	4.2	3.9

Total non-current assets		9,382.1	7,440.2	6,278.3	6,505.4

Inventories	13	1,788.2	1,418.0	1,224.5	1,356.7
Receivables		608.6	482.6	446.0	439.9
Income tax receivable		14.8	11.7	5.5	2.1
Investment in securities	11	36.6	29.1	24.6	13.8
Other financial assets	12	0.4	0.3	1.5	1.3
Prepaid expenses		53.0	42.1	41.4	37.1
Other current assets		31.1	24.6	19.9	18.2
Cash and cash equivalents		1,014.9	804.9	660.4	391.1

Total current assets		3,547.6	2,813.3	2,423.8	2,260.2

Total assets		12,929.7	10,253.5	8,702.1	8,765.6

See notes to the consolidated financial statements.

Consolidated Liabilities and Equity

(in millions of EUR)	Note	USD 2005	2005	2004	2003
Share capital	15	59.7	47.4	46.8	46.3
Share premium		3,062.1	2,428.3	2,375.4	2,297.4
Treasury shares		(42.0)	(33.4)	(18.3)	(19.2)
Retained earnings	15	2,317.0	1,837.4	1,578.0	1,374.2
Other reserves	15	(36.3)	(28.8)	(28.8)	(35.6)
Cumulative translation adjustments	15	(838.5)	(664.9)	(1,105.4)	(888.4)
Shareholders’ equity		4,522.0	3,586.0	2,847.7	2,774.7
Minority interests	16	38.7	30.7	32.9	29.0

Total equity		4,560.7	3,616.7	2,880.6	2,803.7

Long-term debt	17	3,211.0	2,546.4	2,773.0	2,719.4
Obligations under finance lease	19	824.1	653.5	558.5	561.8
Deferred tax liabilities	26	319.1	253.1	240.6	223.6
Derivative instruments	20	11.5	9.1	15.1	8.5
Provisions	21, 22, 23, 24	387.7	307.5	271.0	293.1
Other non-current liabilities		50.3	39.9	27.2	21.1

Total non-current liabilities		4,803.7	3,809.5	3,885.4	3,827.5

Short-term borrowings	18	0.1	0.1	28.1	237.1
Long-term debt—current	17	830.1	658.3	10.8	10.1
Obligations under finance lease—current	19	45.2	35.8	30.1	28.9
Provisions—current	21, 22, 23, 24	36.7	29.1	34.0	24.5
Income taxes payable		100.2	79.5	60.6	41.9
Accounts payable		1,889.4	1,498.3	1,308.1	1,298.2
Accrued expenses	25	524.4	415.9	366.9	363.6
Other current liabilities		139.2	110.3	97.5	130.1

Total current liabilities		3,565.2	2,827.3	1,936.1	2,134.4

Total liabilities		8,369.0	6,636.8	5,821.5	5,961.9

Total liabilities and equity		12,929.7	10,253.5	8,702.1	8,765.6

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of EUR except earnings per share and share amounts)	Note	USD 2005	2005	2004	2003
Net sales and other revenues		23,489.3	18,627.5	17,875.1	18,497.4
Cost of sales	30	(17,566.9)	(13,930.9)	(13,480.4)	(13,979.2)

Gross profit		5,922.4	4,696.6	4,394.7	4,518.2
Gross margin		25.2%	24.6%	24.4%
Other operating income	33	92.9	73.7	70.4	86.9
Selling, general and administrative expenses	29, 31, 32	(4,827.0)	(3,827.9)	(3,569.8)	(3,692.6)
Other operating expenses	34	(55.9)	(44.4)	(31.5)	(105.7)

Operating profit		1,132.4	898.0	863.8	806.8
Operating margin		4.8%	4.8%	4.8%	4.4%
Finance costs	35	(412.3)	(327.0)	(323.2)	(337.0)
Income from investments	36	33.0	26.2	14.7	12.8

Profit before taxes and discontinued operations		753.1	597.2	555.3	482.6
Income tax expense	26	(282.0)	(223.6)	(201.2)	(188.1)

Net profit from continuing operations		471.1	373.6	354.1	294.5
Result from discontinued operations (net of tax)	28	(4.7)	(3.8)	(52.3)	(9.9)

Net profit		466.4	369.8	301.8	284.6
Net profit attributable to minority interest		6.2	4.9	6.1	5.7
Net profit attributable to equity holders of the Group (Group share in net profit)		460.2	364.9	295.7	278.9

Net profit per share	27
Basic
Net profit from continuing operations		4.96	3.93	3.76	3.14
Group share in net profit		4.91	3.89	3.19	3.03
Diluted
Net profit from continuing operations		4.73	3.75	3.63	3.13
Group share in net profit		4.68	3.71	3.09	3.02

Weighted average number of shares outstanding (in thousands)
Basic			93,934	92,663	92,097
Diluted			100,897	97,627	92,407

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of EUR)	USD 2005	2005	2004	2003
Operating activities
Net profit	466.4	369.8	301.8	284.6
Adjustments for:
Depreciation and amortization - continuing operations	608.5	482.6	466.4	489.6
Depreciation and amortization - discontinued operations	0.8	0.7	2.9	9.5
Impairment - continuing operations	14.9	11.8	10.8	28.8
Impairment - discontinued operations	—	—	18.8	—
Provisions for losses on accounts receivable and inventory obsolescence	16.4	13.0	0.3	4.6
Share-based compensation	34.8	27.6	24.3	24.3
Income taxes	280.1	222.1	178.1	183.8
Finance costs	414.1	328.4	325.9	338.9
Income from investments	(33.0)	(26.2)	(14.8)	(13.0)
Other non-cash items	12.9	10.2	5.4	(8.6)
Changes in operating assets and liabilities
Inventories	(51.5)	(40.8)	75.2	39.8
Receivables	(33.0)	(26.2)	(6.6)	7.2
Prepaid expenses and other assets	(3.1)	(2.4)	(5.5)	(3.8)
Accounts payable	75.6	60.0	27.2	(5.9)
Accrued expenses and other liabilities	19.3	15.3	(15.5)	(13.1)
Provisions	(34.6)	(27.5)	(8.6)	8.1
Interests paid	(381.1)	(302.2)	(290.8)	(293.1)
Interests and dividends received	31.3	24.8	17.3	14.0
Income taxes paid	(301.1)	(238.7)	(123.4)	(221.0)

Net cash provided by operating activities	1,137.7	902.3	989.2	874.7

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(221.2)	(175.5)	(151.1)	(28.3)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	—	—	2.1	21.2
Purchase of tangible and intangible assets (capital expenditures)	(802.1)	(636.1)	(494.1)	(463.0)
Sale of tangible and intangible assets	38.5	30.5	34.5	35.1
Investment in debt securities	(66.4)	(52.7)	(25.7)	(74.2)
Sale and maturity of debt securities	62.4	49.5	—	—
Purchase of other financial assets	(3.3)	(2.6)	(30.1)	(24.3)
Sale and maturity of other financial assets	46.2	36.7	22.5	13.1
Settlement of derivative instruments	(8.1)	(6.4)	—	12.6

Net cash used in investing activities	(954.0)	(756.6)	(641.9)	(507.8)

Cash flow before financing activities	183.7	145.7	347.3	366.9

Financing activities
Proceeds from the exercise of share warrants and stock options	40.9	32.5	38.7	7.5
Treasury shares purchased	(28.5)	(22.6)	(9.5)	(2.5)
Dividends paid	(132.8)	(105.3)	(92.7)	(80.8)
Dividends paid by subsidiaries to minority interests	—	—	(1.5)	(1.5)
Escrow funding for Senior Notes	—	—	—	(76.6)
Transfer from escrow to fund long-term debt	15.1	11.9	9.2	2.0
Borrowing under long-term loans (net of financing costs)	121.3	96.2	295.0	107.9
Repayment of long-term loans	(22.4)	(17.8)	(48.3)	(46.1)
Repayment of lease obligations	(42.0)	(33.3)	(30.7)	(30.0)
Borrowings under short-term loans (> three months)	—	—	19.8	187.2
Repayment under short-term loans (> three months)	(37.7)	(29.9)	(5.0)	(237.1)
Addition to (repayment of) short-term loans (< three months)	(0.4)	(0.3)	(220.7)	(172.5)
Settlement of derivative instruments	—	—	(2.3)	—

Net cash provided by (used in) financing activities	(86.5)	(68.6)	(45.7)	(344.8)
Effect of foreign exchange translation differences	85.0	67.4	(32.3)	(45.4)

Net increase in cash and cash equivalents	182.2	144.5	269.3	(23.3)
Cash and cash equivalents at beginning of period	832.7	660.4	391.1	414.4
Cash and cash equivalents at end of period	1,014.9	804.9	660.4	391.1

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of EUR, except number of shares)
	Common Stock		Treasury Stock				Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings
Balances at January 1, 2003	92,392,704	46.2	2,264.2	335,304	(19.5)	1,175.6	(47.9)	(342.0)	3,076.6	25.0	3,101.6
Amortization of deferred loss on hedge	—	—	—	—	—	—	4.6	—	4.6	—	4.6
Exchange differences on foreign operations	—	—	—	—	0.2	—	7.7	(546.4)	(538.5)	(0.2)	(538.7)

Net income (expense) recognized directly in equity	—	—	—	—	0.2	—	12.3	(546.4)	(533.9)	(0.2)	(534.1)
Net profit	—	—	—	—	—	278.9	—	—	278.9	5.7	284.6

Total recognized income and expense for the period	—	—	—	—	0.2	278.9	12.3	(546.4)	(255.0)	5.5	(249.5)
Capital increases	231,853	0.1	5.6	—	—	—	—	—	5.7	—	5.7
Treasury shares purchased	—	—	—	63,900	(2.5)	—	—	—	(2.5)	—	(2.5)
Treasury shares sold upon exercise of employee stock options	—	—	(0.8)	(80,314)	2.6	—	—	—	1.8	—	1.8
Excess tax benefit on employee stock options and restricted shares	—	—	4.3	—	—	—	—	—	4.3	—	4.3
Tax payment for restricted shares vested	—	—	(0.2)	—	—	—	—	—	(0.2)	—	(0.2)
Share-based compensation expense	—	—	24.3	—	—	—	—	—	24.3	—	24.3
Dividend declared	—	—	—	—	—	(80.8)	—	—	(80.8)	(1.5)	(82.3)
Other	—	—	—	—	—	0.5	—	—	0.5	—	0.5

Balances at December 31, 2003	92,624,557	46.3	2,297.4	318,890	(19.2)	1,374.2	(35.6)	(888.4)	2,774.7	29.0	2,803.7

Amortization of deferred loss on hedge	—	—	—	—	—	—	4.3	—	4.3	—	4.3
Unrecognized gain (loss) on securities held for sale	—	—	—	—	—	—	0.3	—	0.3	—	0.3
Exchange difference on foreign operations	—	—	—	—	—	—	2.2	(217.0)	(214.8)	(0.7)	(215.5)

Net income (expense) recognized directly in equity	—	—	—	—	—	—	6.8	(217.0)	(210.2)	(0.7)	(210.9)
Net profit	—	—	—	—	—	295.7	—	—	295.7	6.1	301.8

Total recognized income and expense for the period	—	—	—	—	—	295.7	6.8	(217.0)	85.5	5.4	90.9
Capital increases	1,044,004	0.5	30.5	—	—	—	—	—	31.0	—	31.0
Treasury shares purchased	—	—	—	191,403	(9.5)	—	—	—	(9.5)	—	(9.5)
Treasury shares sold upon exercise of employee stock options	—	—	(2.6)	(215,558)	10.4	—	—	—	7.8	—	7.8
Excess tax benefit on employee stock options and restricted shares	—	—	7.4	—	—	—	—	—	7.4	—	7.4
Tax payment for restricted shares vested	—	—	(0.6)	—	—	—	—	—	(0.6)	—	(0.6)
Share-based compensation expense	—	—	24.3	—	—	—	—	—	24.3	—	24.3
Dividend declared	—	—	—	—	—	(92.6)	—	—	(92.6)	(1.5)	(94.1)
Convertible bond	—	—	19.0	—	—	—	—	—	19.0	—	19.0
Other	—	—	—	—	—	0.7	—	—	0.7	—	0.7

Balances at December 31, 2004	93,668,561	46.8	2,375.4	294,735	(18.3)	1,578.0	(28.8)	(1,105.4)	2,847.7	32.9	2,880.6

Amortization of deferred loss on hedge	—	—	—	—	—	—	4.1	—	4.1	—	4.1
Unrecognized gain (loss) on securities held for sale	—	—	—	—	—	—	0.1	—	0.1	—	0.1
Exchange difference on foreign operations	—	—	—	—	(0.5)	—	(4.2)	440.4	435.7	—	435.7

Net income (expense) recognized directly in equity	—	—	—	—	(0.5)	—	—	440.4	439.9	—	439.9
Net profit	—	—	—	—	—	364.9	—	—	364.9	4.9	369.8

Total recognized income and expense for the period	—	—	—	—	—	—	—	—	804.8	4.9	809.7
Capital increases	1,036,501	0.6	30.8	—	—	—	—	—	31.4	—	31.4
Treasury shares purchased	—	—	—	458,458	(22.6)	—	—	—	(22.6)	—	(22.6)
Treasury shares sold upon exercise of employee stock options	—	—	(4.5)	(157,607)	8.0	—	—	—	3.5	—	3.5
Excess tax benefit on employee stock options and restricted shares	—	—	1.3	—	—	—	—	—	1.3	—	1.3
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	27.6	—	—	—	—	—	27.6	—	27.6
Dividend declared	—	—	—	—	—	(105.4)	—	—	(105.4)	—	(105.4)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(7.1)	(7.1)

Balances at December 31, 2005	94,705,062	47.4	2,428.3	595,586	(33.4)	1,837.5	(28.8)	(665.0)	3,586.0	30.7	3,616.7

See notes to the consolidated financial statements.

QUARTERLY DATA (Unaudited)

(in millions of EUR, except earnings per share)
2005	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	18,627.5	4,317.7	4,591.3	4,749.4	4.969.1
Operating profit	898.0	204.6	206.4	225.0	262.0
Net profit from continuing operations	373.6	83.0	77.6	91.6	121.4
Group share in net profit	364.9	81.3	76.9	89.7	117.0
Group share in net profit per share:
- Basic	3.89	0.87	0.82	0.95	1.24
- Diluted	3.71	0.83	0.79	0.91	1.18

2004	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	17,875.1	4,327.9	4,593.7	4,520.3	4,433.2
Operating profit	863.8	204.7	238.2	225.2	195.7
Net profit from continuing operations	354.1	83.4	105.7	93.9	71.0
Group share in net profit	295.7	39.2	99.0	90.4	67.1
Group share in net profit per share:
- Basic	3.19	0.42	1.07	0.98	0.72
- Diluted	3.09	0.42	1.04	0.93	0.69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

The principal operational activity of Delhaize Group (also referred to with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” the “Group” and the “Company”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Delhaize Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in retailing of non-food products such as pet products and health and beauty products.

Delhaize Group’s ordinary shares are listed on Eurolist by Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

The consolidated financial statements for the year ended December 31, 2005 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue on March 14, 2006 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting held on May 24, 2006. In compliance with Belgian law, the consolidated accounts have been presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

These are the Group’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Until December 31, 2004, the Company’s consolidated financial statements were prepared in accordance with Belgian Generally Accepted Accounting Principles (“Belgian GAAP”). Belgian GAAP differs in some areas from IFRS. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 45. These financial statements have been prepared under the historical cost convention, except for certain accounts for which IFRS requires another convention. Such deviation from historical cost is disclosed in the notes.

Fiscal Year

Delhaize Group’s fiscal year ends on December 31. However, the year-end of Delhaize Group’s U.S. businesses is the Saturday closest to December 31. The Group’s consolidated results of operations and balance sheet include that of Delhaize America based on its fiscal calendar. No adjustment has been made for the difference in reporting date as the impact is immaterial to the consolidated financial statements as a whole. The consolidated results of Delhaize Group for 2005, 2004 and 2003 include the results of operations of its subsidiary, Delhaize America, for the 52 weeks ended December 31, 2005, 52 weeks ended January 1, 2005 and 53 weeks ended January 3, 2004, respectively. The results of operations of the companies of Delhaize Group outside the United States are prepared on a calendar-year basis.

Group Accounting Policies

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The accounts of consolidated subsidiaries are restated as necessary in order to comply with the accounting policies adopted in the consolidated financial statements where such restatements have a significant effect on the consolidated accounts taken as a whole.

Principles of Consolidation

All companies over which Delhaize Group can exercise control are fully consolidated. Delhaize Group owns directly or indirectly more than half of the voting rights of all subsidiaries that are fully consolidated. Companies over which joint control is exercised, as evidenced by a contractual agreement, are proportionately consolidated. Companies over which Delhaize Group has significant influence (generally 20% or more of the voting power) but over which Delhaize Group does not exercise control or joint control are accounted for under the equity method. Subsidiaries are fully and joint ventures proportionately consolidated from the date on which control or joint control is transferred to the Group. They are deconsolidated from the date that control or joint control ceases.

Translation of Foreign Currencies

Delhaize Group’s financial statements are presented in euros reflecting the parent company’s functional currency. The balance sheets of foreign subsidiaries are converted to euros at the year-end rate (closing rate). The income statements are translated at the average daily rate (i.e., the yearly average of the rates of each working day of the currencies involved). The differences arising from the use of the average daily rate for the income statement and the closing rate for the balance sheet are recorded in the “cumulative translation adjustment” component of equity.

(in EUR)	Closing Rate			Average Daily Rate
	2005	2004	2003	2005	2004	2003
1 USD	0.847673	0.734160	0.791766	0.803800	0.803922	0.884048
100 CZK	3.448276	3.282563	3.085467	3.357732	3.135671	3.140125
100 SKK	2.639916	2.580978	2.428953	2.590746	2.498637	2.410284
100 ROL	—	0.002539	0.002430	—	0.002469	0.002663
100 RON(1)	27.172436	—	—	27.617466	—	—
100 THB	2.059350	1.876595	2.005463	1.994243	1.995110	2.125583
100 IDR	0.008578	0.007864	0.009408	0.008269	0.008987	0.010289
1 SGD	—	—	0.466200	—	—	0.507532	(2)

(1)	As of July 1, 2005, the Romanian Leu (ROL) had been replaced by the New Romanian Leu (RON) in a ratio of 10,000 ROL = 1 RON.
(2)	Average for the period until the date of divestiture.

Foreign currency transactions are recognized initially at exchange rates prevailing at the date of the transaction. Subsequently monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet currency rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

Amounts presented in U.S. dollars in the notes to the consolidated financial statements are translated into euros at the exchange rate used to prepare the consolidated financial statements of the year when the transaction discussed occurred. The year-end rate is used for the balance sheet items; the average rate is used for income statement and cash-flow statement items.

Use of Estimates

The preparation of the Delhaize Group’s consolidated financial statements in conformity with IFRS requires the Group to use estimates and make assumptions that may affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates. Estimates are particularly important to, but not limited to, determining the adequacy of provisions for closed stores, self-insurance obligations and obligations related to defined benefit plans and for assessing assets for impairment.

Goodwill

The purchase method of accounting is used to account for acquisitions of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities and contingent liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date, regardless of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Goodwill is not amortized but reviewed for impairment annually and when conditions indicate that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to the lowest level at which the goodwill is monitored for internal management purposes. Any impairment is recognized immediately in the income statement and cannot be subsequently reversed. Consistent with all other assets and liabilities, goodwill arising upon the acquisition of a foreign operation is treated as an asset of the foreign operation and is carried in the functional currency of the subsidiary and converted at the closing exchange rate into euros.

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, and computer software, various licenses and prescription files. Intangible assets are stated at cost less accumulated depreciation and accumulated impairment losses. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are as follows:

• Prescription files	15 years
• Favorable lease rights	Lease term
• Computer software	3 to 5 years

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when conditions indicate that the asset may be impaired. The Group believes that trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the trade names.

Property, Plant and Equipment and Investment Property

Property, plant and equipment and investment property are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Finance lease assets and leasehold improvements are depreciated over the lesser of the expected useful lives of similar owned assets or the relevant lease term. Land is not depreciated. Useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years
• Plant, machinery and equipment	3 to 14 years
• Furniture, vehicles and other tangible fixed assets	5 to 10 years

Non-current Assets Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of the asset’s previous carrying amount or fair value less costs to sell.

Borrowing Costs

Borrowing costs attributable to the construction or production of qualifying assets are capitalized.

Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction in rent expense.

Impairment of Assets

The Group tests assets for impairment whenever events or circumstances indicate that impairment may exist. Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to the higher of their value in use (projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount (the higher of value in use or fair value less the cost to sell). If impairment is no longer justified in future periods due to a recovery in assets’ fair value or value in use, the impairment is reversed except for goodwill.

Financial Instruments

Delhaize Group accounts for financial instruments under IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation.”

•	Financial assets: Financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets. Subsequent measurement depends on the purpose of the instrument. Investments held to maturity are maintained at amortized cost less any impairment losses. After initial recognition, available-for-sale investments are measured at fair value with gains and losses from changes in fair value recognized directly in equity, except for foreign exchange gains and losses relating to debt securities and impairment losses, which are charged to the income statement. Upon disposal of available-for-sale investments, cumulative gains or losses previously recognized in equity are charged to the income statement. Purchases and sales of financial assets are accounted for at settlement date.

•	Financial liabilities and equity: Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

•	Financial liabilities: Financial liabilities are initially recorded at fair value less transaction costs directly attributable to the issuance of the financial liability. After initial recognition, financial liabilities are measured at amortized cost, unless they are hedged and the hedging relationship qualifies for hedge accounting, in which case the value is adjusted to reflect changes in the fair value of the hedged risk. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added or subtracted from the carrying amount of the instrument. Issuance, purchases and sales of financial liabilities are accounted for at settlement date.

Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from issuance of the convertible debt and the fair value of the liability component of the instrument represents the embedded option to convert the liability into equity of the Group and is recorded in equity.

Interest expense on the liability component of the convertible note or bond is calculated by applying the prevailing market interest rate for similar non-convertible debt. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond or note.

•	Derivative instruments: Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates. Interest rate swaps are accounted for as fair value hedges when the hedge is expected to be, and is determined to be, actually highly effective throughout the financial reporting periods for which the hedge was designated. The gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss, and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. Foreign exchange forward contracts and currency swaps are generally not designated as hedges and the gain or loss from remeasuring the hedging instrument is recognized in profit or loss, naturally offsetting the gain or loss arising on remeasuring the underlying instrument at the balance sheet currency rate. Delhaize Group does not currently apply cash flow hedge accounting and net investment hedge accounting.

•	Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed of. Any consideration received upon disposition of treasury shares is included in shareholders’ equity.

Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less a provision for any doubtful amount receivable. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the balance sheet date.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Net realizable value is the anticipated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with an original maturity of three months or less. Negative cash balances are reclassified to liabilities.

Income taxes

Income tax expense represents the sum of the tax currently payable and the deferred tax. The tax currently payable is based on the taxable profit for the year under tax law and further includes taxes related to prior years recorded in the current year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liabilities and assets are established for temporary differences between the carrying amount and the tax basis of assets and liabilities (including on finance leases) and are subsequently adjusted to reflect changes or substantially enacted changes in tax rates expected to be in effect when the temporary differences reverse. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are included in the consolidated accounts only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, the unused tax losses and unused tax credits can be utilized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

•	Closed store costs: Upon the closing of a store, a provision is recorded for the present value of any estimated lease liabilities, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. When severance costs are incurred in connection with a store closing, a liability for the termination benefits is recognized at the communication date for the estimated settlement amount. The adequacy of the closed store reserve is dependent upon the economic conditions in closed store locations that will impact the Group’s ability to realize estimated sublease income.

Provisions for closed store costs including lease liabilities and severance costs are included in other operating expenses or result from discontinued operations, as appropriate. Store closing provisions are reviewed quarterly to ensure that accrued amounts appropriately reflect the outstanding commitments and that additional expenses are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

The value of owned property and equipment related to a closed store is reduced to reflect the recoverable value based on the Group’s previous experience in disposing of similar assets and economic conditions at closing. The resulting impairment loss is included in other operating expenses.

Inventory write-downs, if any, in connection with store closings are classified in cost of sales or result from discontinued operations. Costs to transfer inventory and equipment from closed stores are expensed as incurred.

•	Self-insurance: The Group is self-insured for workers’ compensation, general liability, automobile accident and druggist claims in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Excess loss protection above certain maximum exposures is provided by third party insurance companies.

Revenue Recognition

Sale of products to the Group’s retail customers is recognized at the point of sale. Sales to wholesale customers are recognized upon delivery to such wholesale customers. Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to customers through loyalty card programs. Sales are recorded at the amount received from the customer, net of sales tax and value added tax. Funding from suppliers for these discounts, if available, is recognized as a reduction of cost of sales at the time the related products are sold.

Cost of Sales

Purchases are recorded net of cash discounts and other supplier discounts and allowances. Cost of sales includes all costs associated with getting product to the back door of retail stores including buying, warehousing and transportation costs.

Supplier Allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introductions and volume incentives. These allowances are included in cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case such allowances are recorded as a reduction in selling, general and administrative expenses.

Income from new product introductions constitutes an allowance received to compensate for costs incurred for product handling and are recognized over the product introductory period in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, administrative expenses and advertising expenses.

Employee Benefits

A defined benefit plan is a benefit plan that defines an amount of benefits that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, and adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses that fall outside the allowed corridor (i.e., 10% of the greater of the present value of the defined benefit obligation or the fair value of plan assets) are amortized over the expected average remaining working lives of employees participating in the plans.

Past service costs are recognized immediately in income unless the changes to the plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Pension expense is included in cost of sales and in selling, general and administrative expenses.

A defined contribution plan is a pension plan under which the Group pays fixed contributions usually to a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as an employee benefit expense when they are due.

Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary termination in exchange for benefits. The Group recognizes termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal. When an offer is made to encourage voluntary termination, the measurement of termination benefits is based on the number of employees expected to accept the offer.

Share-Based Payments

The Group provides equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes valuation model. The resulting cost is charged to the income statement over the vesting period of the share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Discontinued Operations

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and

•	represents a separate major line of business or geographical area of operations;

•	is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Delhaize Group has classified its businesses in Singapore, Thailand and Slovakia in discontinued operations as well as the 34 Kash n’ Karry stores closed in the first quarter of 2004, which were mainly located on the east coast of Florida and in the Orlando market.

Segment Reporting

Delhaize Group’s primary segment reporting is geographical. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and Emerging Markets. Emerging Markets include the Group’s operations in the Czech Republic, Romania and Indonesia and, until their divestiture, Thailand, Singapore and Slovakia. Delhaize Group has only one business segment, the operation of retail food supermarkets, which represents more than 92% of the Group’s consolidated net sales and other revenues.

Standards and Interpretations Issued but not yet Effective

The Group did not previously apply the Standards and Interpretations below which were issued at the date of authorization of these financial statements but were not yet effective on the balance sheet date. The Group anticipates that the adoption of the following Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application:

•	IFRS 7 “Financial Instruments: Disclosures” (applicable for accounting years beginning on or after January 1, 2007)

•	IAS 1 “Presentation of Financial Statements” - Amendment - Capital Disclosures (applicable for accounting years beginning on or after January 1, 2007)

•	IAS 19 “Employee Benefits” - Amendment - Actuarial Gains and Losses, Group Plans and Disclosures (applicable for accounting years beginning on or after January 1, 2006)

•	IAS 21 “The Effect of Changes in Foreign Exchange Rates” – Net Investment in a Foreign Operation (applicable for accounting years beginning on or after January 1, 2006)

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment – The Fair Value Option (applicable for accounting years beginning on or after January 1, 2006)

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment – Financial Guarantee Contracts (applicable for accounting years beginning on or after January 1, 2006)

•	IFRIC 4 “Determining whether an Arrangement contains a Lease” (applicable for accounting years beginning on or after January 1, 2006)

•	IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitations Funds” (applicable for accounting years beginning on or after January 1, 2006)

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies” (applicable for accounting years beginning on or after March 1, 2006)

•	IFRIC 8 “Scope of IFRS 2” (applicable for accounting years beginning on or after May 1, 2006)

•	IFRIC 9 “Reassessment of Embedded Derivatives” (applicable for accounting years beginning on or after June 1, 2006)

3. IFRS Transition Options

Delhaize Group adopted International Financial Reporting Standards (IFRS) effective January 1, 2003. Upon adoption of IFRS Delhaize Group applied the following transition options:

•	Business combinations: Delhaize Group did not apply IFRS 3 “Business Combinations” retrospectively and therefore did not restate business combinations that occurred before January 1, 2003. Delhaize Group did apply IAS 21 “The Effects of Changes in Foreign Exchange Rates” retrospectively to the fair value adjustments and goodwill arising in the business combinations that occurred before January 1, 2003.

•	Employee benefits: Delhaize Group elected to recognize all cumulative actuarial gains and losses associated with defined benefit plans at January 1, 2003. Delhaize Group has elected the corridor approach for recognizing actuarial gains and losses arising after January 1, 2003 (see Note 2).

Delhaize Group has applied the following standards earlier than required by IFRS:

•	Share-based payments: IFRS 1 allows companies that have previously disclosed the fair value of share-based compensation to apply IFRS 2 “Share-based Payment” to all share-based awards granted but not fully vested at the date of transition to IFRS (January 1, 2003). As a result, Delhaize Group’s share-based payment expense includes all share-based awards granted and not fully vested at January 1, 2003, rather than only the value of share-based awards granted since November 7, 2002, as required by IFRS 2.

•	Derivative instruments: Although not required under IFRS 1, Delhaize Group applied IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognitions and Measurement” as of January 1, 2003 as opposed to January 1, 2005.

•	Discontinued operations and assets held for sale: Delhaize Group adopted IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” as of January 1, 2003 because the valuations and other information needed to apply IFRS 5 were obtained at the time those operations were discontinued.

See Note 45 for more detail on Delhaize Group’s conversion to IFRS.

4. Business Acquisitions

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 160.8 million in cash for the acquisition of Cash Fresh, including EUR 1.6 million in costs directly attributable to the acquisition, and net of EUR 16.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results from May 31, 2005. Cash Fresh’s net profit was EUR 4.3 million in 2005 since the acquisition date.

The assets and liabilities arising from the acquisition of Cash Fresh are as follows:

(in millions of EUR)	Fair Value
Non-current assets	195.7	*
Current assets	22.9
Liabilities	(57.8)

Net assets acquired	160.8

(*)	Including EUR 143.3 million in goodwill.

Cash Fresh’s carrying amount of assets and liabilities prior to the acquisition have not been disclosed because Cash Fresh followed Belgian GAAP and not IFRS, and therefore, no IFRS information is available.

In 2004, Delhaize Group acquired 100% of U.S.-based Victory Super Markets (“Victory”), a company that operated 19 supermarkets, 17 in central and southeastern Massachusetts and two in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million in cash for the acquisition of Victory, including EUR 1.6 million costs directly attributable to the acquisition, and net of EUR 10.6 million in cash and cash equivalents acquired. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 27, 2004.

The assets and liabilities arising from the Victory acquisition are as follows:

(in millions of EUR)	Fair Value
Non-current assets	144.0	*
Current assets	16.9
Liabilities	(17.2)

Net assets acquired	143.7

(*)	Including EUR 130.4 million in goodwill

Victory’s carrying amount of assets and liabilities prior to the acquisition have not been disclosed because Victory followed US GAAP and not IFRS, and therefore, IFRS information is not available.

In June 2004, Delhaize Group sold its 70.0% interest in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consummated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Troukens-Peeters, for an aggregate price of EUR 5.7 million. Each company was operating one supermarket in Belgium.

In 2003, Delhaize Group acquired 100% of U.S.-based Harveys, a company that operated 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million in cash for the acquisition of Harveys and assumed EUR 14.7 million in accounts payable and other short-term liabilities associated with the operations of Harveys. Harveys results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.

5. Segment Information

Delhaize Group’s primary segment reporting is geographical. Delhaize Group is engaged in one line of business, the operation of food supermarkets, under different banners that have similar economic and operating characteristics.

The operation of supermarkets represents approximately 92% of Delhaize Group’s consolidated net sales and other revenues and was its only reportable business segment in 2005, 2004 and 2003.

The geographical segment information for 2005, 2004 and 2003 is as follows:

Year ended December 31, 2005 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total

Net sales and other revenues(1)	13,314.3	4,005.1	908.0	400.1	—	18,627.5
Cost of sales	(9,699.0)	(3,204.9)	(708.5)	(318.5)	—	(13,930.9)
Gross profit	3,615.3	800.2	199.5	81.6	—	4,969.6
Gross margin	27.2%	20.0%	22.0%	20.4%	—	25.2%
Other operating income	34.3	31.4	3.4	3.6	1.0	73.7
Selling, general and administrative expenses	(2,890.1)	(646.4)	(177.6)	(80.6)	(33.2)	(3,827.9)
Other operating expenses	(35.2)	(2.4)	(1.2)	(5.5)	(0.1)	(44.4)
Operating profit	724.3	182.7	24.2	(0.9)	(32.3)	898.0
Operating margin	5.4%	4.6%	2.7%	- 0.2%	—	4.8%
Operating profit from discontinued operations	(3.1)	—	—	(0.8)	—	(3.9)
Other information
Assets(4)	7,177.0	1,479.6	356.9	221.7	1,018.3	10,253.5
Liabilities(5)	1,260.5	181.7	203.8	58.4	4,932.4	6,636.8
Capital expenditures	459.1	122.2	35.7	7.9	11.2	636.1
Business acquisitions	—	160.8	—	—	14.7	175.5
Non-cash operating activity:
Depreciation and amortization	384.1	69.6	17.0	10.8	1.8	483.3
Impairment expense	6.6	0.1	0.1	5.0	—	11.8
Share-based compensation	24.0	2.5	—	—	1.1	27.6

Year ended December 31, 2004 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	12,750.8	3,872.9	873.0	378.4	—	17,875.1
Cost of sales	(9,360.5)	(3,121.4)	(686.4)	(312.1)	—	(13,480.4)
Gross profit	3,390.3	751.5	186.6	66.3	—	4,394.7
Gross margin	26.6%	19.4%	21.4%	17.5%	—	24.6%
Other operating income	35.1	25.4	3.9	4.7	1.3	70.4
Selling, general and administrative expenses	(2,725.7)	(581.2)	(167.3)	(63.0)	(32.6)	(3,569.8)
Other operating expenses	(24.1)	(2.5)	(0.2)	(4.5)	(0.2)	(31.5)
Operating profit	675.6	193.2	23.0	3.5	(31.5)	863.8
Operating margin	5.3%	5.0%	2.6%	0.9%	—	4.8%
Operating profit from discontinued operations	(61.9)	—	—	(10.9)	—	(72.8)
Other information
Assets(4)	6,081.1	1,190.6	335.1	223.8	871.5	8,702.1
Liabilities(5)	1,024.4	115.9	217.3	58.5	4,405.4	5,821.5
Capital expenditures	334.2	115.7	32.5	9.9	1.8	494.1
Business acquisitions	143.7	5.7	—	—	1.7	151.1
Non-cash operating activity:
Depreciation and amortization	380.5	55.4	19.3	13.5	0.6	469.3
Impairment expense	26.7	0.3	0.1	2.5	—	29.6
Share-based compensation	20.6	2.7	—	—	1.0	24.3

Year ended December 31, 2003 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,595.6	3,675.7	846.9	379.2	—	18,497.4
Cost of sales	(10,051.3)	(2,956.2)	(664.9)	(306.8)	—	(13,979.2)
Gross profit	3,544.3	719.5	182.0	72.4	—	4,518.2
Gross margin	26.1%	19.6%	21.5%	19.1%	—	24.4%
Other operating income	49.8	26.4	2.7	6.7	1.3	86.9
Selling, general and administrative expenses	(2,869.5)	(557.3)	(161.3)	(72.4)	(32.1)	(3,692.6)
Other operating expenses	(87.3)	(2.4)	(0.9)	(15.0)	(0.1)	(105.7)
Operating profit	637.3	186.2	22.5	(8.3)	(30.9)	806.8
Operating margin	4.7%	5.1%	2.7%	-2.2%	—	4.4%
Operating profit from discontinued operations	(11.4)	—	—	(1.0)	—	(12.4)
Other information
Assets(4)	6,485.5	1,097.1	354.7	230.4	597.9	8,765.6
Liabilities(5)	1,092.8	88.2	220.2	64.8	4,495.9	5,961.9
Capital expenditures	336.0	87.6	25.0	12.8	1.6	463.0
Business acquisitions	28.3	—	—	—	—	28.3
Non-cash operating activity:
Depreciation and amortization	409.7	56.3	15.8	17.0	0.3	499.1
Impairment expense	12.7	1.4	—	14.7	—	28.8
Share-based compensation	21.0	2.3	—	—	1.0	24.3

(1)	All sales are to external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in the Czech Republic, Romania and Indonesia and, until their divestiture, Thailand, Singapore and Slovakia (included in discontinued operations).
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.

6. Goodwill

(in millions of EUR)	2005	2004	2003
Gross carrying amount at January 1,	2,536.2	2,587.7	3,093.3
Accumulated impairment at January 1,	(73.4)	(77.6)	(77.3)

Net carrying amount at January 1,	2,462.8	2,510.2	3,016.0

Acquisitions through business combinations	165.9	137.8	5.9
Divestitures	—	—	(6.1)
Impairment charge	—	—	(14.7)
Transfers to other accounts	4.7	(0.2)	—
Translation effect	364.0	(185.0)	(490.9)

Gross carrying amount at December 31,	3,081.1	2,536.2	2,587.8
Accumulated impairment at December 31,	(83.7)	(73.4)	(77.6)

Net carrying amount at December 31,	2,997.4	2,462.8	2,510.2

The allocation of goodwill is as follows:
(in millions of EUR)	2005	2004	2003
Food Lion	1,426.0	1,229.0	1,325.4
Hannaford	1,293.7	1,109.4	1,068.1
Harveys	3.4	2.8	3.2

United States	2,723.1	2,341.2	2,396.7
Belgium	162.5	18.3	13.0
Greece	93.5	86.0	86.0
Emerging Markets	18.3	17.3	14.5

Total	2,997.4	2,462.8	2,510.2

7. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

(in millions of EUR)	Trade names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2005	382.8	41.6	49.3	282.2	40.7	796.6
Additions	—	10.2	21.8	—	2.1	34.1
Sales and disposals	—	(0.1)	(1.0)	(4.7)	(1.8)	(7.6)
Acquisitions through business combinations	—	—	0.4	—	—	0.4
Transfers to other accounts	—	0.1	3.5	1.2	(1.9)	2.9
Translation effect	59.3	5.4	7.8	43.5	6.1	122.1
Cost at December 31, 2005	442.1	57.2	81.8	322.2	45.2	948.5
Accumulated depreciation at January 1, 2005	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at January 1, 2005	(34.6)	—	—	(4.6)	—	(39.2)
Amortization expense	—	(7.9)	(10.7)	(29.3)	(3.9)	(51.8)
Impairment loss	—	—	—	—	(0.2)	(0.2)
Sales and disposals	—	—	0.1	4.0	0.9	5.0
Transfers to other accounts	—	—	0.1	—	0.1	0.2
Translation effect	(5.4)	(2.2)	(3.1)	(18.5)	(2.1)	(31.3)
Accumulated depreciation at December 31, 2005	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at December 31, 2005	(40.0)	—	—	(5.3)	(0.2)	(45.5)

Net carrying amount at December 31, 2005	402.1	28.7	48.6	167.9	27.9	675.2

Cost at January 1, 2004	412.9	37.9	33.5	308.1	40.6	833.0
Additions	—	6.5	15.1	—	3.6	25.2
Sales and disposals	—	—	—	(1.7)	(0.5)	(2.2)
Acquisitions through business combinations	—	—	0.9	(2.7)	0.1	(1.7)
Transfers to other accounts	—	(0.1)	3.3	0.6	—	3.8
Translation effect	(30.1)	(2.7)	(3.5)	(22.1)	(3.1)	(61.5)
Cost at December 31, 2004	382.8	41.6	49.3	282.2	40.7	796.6
Accumulated depreciation at January 1, 2004	—	(12.4)	(13.5)	(86.0)	(8.9)	(120.8)
Accumulated impairment at January 1, 2004	(37.3)	—	—	(2.1)	—	(39.4)
Amortization expense	—	(7.0)	(7.2)	(29.5)	(4.3)	(48.0)
Impairment loss	—	—	—	(2.9)	—	(2.9)
Sales and disposals	—	—	—	1.4	0.1	1.5
Transfers to other accounts	—	—	(0.2)	(0.6)	—	(0.8)
Translation effect	2.7	1.0	1.3	9.2	1.0	15.2
Accumulated depreciation at December 31, 2004	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at December 31, 2004	(34.6)	—	—	(4.6)	—	(39.2)

Net carrying amount at December 31, 2004	348.2	23.2	29.7	171.7	28.6	601.4

Cost at January 1, 2003	492.7	33.7	27.4	369.3	36.0	959.1
Additions	—	10.1	11.8	—	11.9	33.8
Sales and disposals	—	—	(0.5)	(2.0)	(1.1)	(3.6)
Acquisitions through business combinations	4.2	—	—	1.0	0.8	6.0
Transfers to other accounts	—	(0.6)	0.2	2.6	0.2	2.4
Translation effect	(84.0)	(5.3)	(5.4)	(62.8)	(7.2)	(164.7)
Cost at December 31, 2003	412.9	37.9	33.5	308.1	40.6	833.0
Accumulated depreciation at January 1, 2003	—	(8.1)	(12.0)	(68.7)	(7.4)	(96.2)
Accumulated impairment at January 1, 2003	(44.9)	—	—	(2.4)	—	(47.3)
Amortization expense	—	(5.3)	(4.4)	(32.0)	(3.8)	(45.5)
Impairment loss	—	—	—	(0.1)	—	(0.1)
Sales and disposals	—	—	0.5	0.2	0.8	1.5
Transfers to other accounts	—	—	0.1	(0.5)	—	(0.4)
Translation effect	7.6	1.0	2.3	15.4	1.5	27.8
Accumulated depreciation at December 31, 2003	—	(12.4)	(13.5)	(86.0)	(8.9)	(120.8)
Accumulated impairment at December 31, 2003	(37.3)	—	—	(2.1)	—	(39.4)

Net carrying amount at December 31, 2003	375.6	25.5	20.0	220.0	31.7	672.8

Trade name assets are allocated as follows:

(in millions of EUR)	December 31,
	2005	2004	2003
Food Lion	214.9	186.2	200.8
Hannaford	183.1	158.5	171.0
Harveys	4.1	3.5	3.8

United States	402.1	348.2	375.6

Amortization expense was charged to earnings as follows:

(in millions of EUR)	2005	2004	2003
Selling, general and administrative expenses	51.8	47.8	45.4
Result from discontinued operations	—	0.2	0.1

Total amortization expense	51.8	48.0	45.5

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2005	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Additions	91.2	137.4	318.5	47.3	53.5	647.9
Sales and disposals	(12.4)	(15.4)	(98.8)	(0.9)	(5.6)	(133.1)
Acquisitions through business combinations	38.3	—	3.9	—	0.1	42.3
Transfers to other accounts	16.6	4.7	(3.3)	(18.6)	(1.5)	(2.1)
Translation effect	121.5	122.0	251.9	6.2	92.7	594.3
Balance at December 31, 2005	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Accumulated depreciation at January 1, 2005	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at January 1, 2005	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)
Depreciation expense	(39.9)	(106.0)	(237.4)	—	(46.6)	(429.9)
Impairment loss	(5.6)	(3.1)	(2.7)	—	(1.5)	(12.9)
Reversal of impairment charges	—	1.5	0.1	—	0.5	2.1
Sales and disposals	0.5	13.5	84.6	—	3.5	102.1
Transfers to other accounts	1.4	(3.2)	4.5	—	5.0	7.7
Translation effect	(21.8)	(65.0)	(141.3)	—	(25.4)	(253.5)
Accumulated depreciation at December 31, 2005	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated impairment at December 31, 2005	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)

Net carrying amount at December 31, 2005	1,276.4	563.1	1,119.1	80.9	548.2	3,587.7

Cost at January 1, 2004	1,346.0	970.0	2,101.1	32.5	626.6	5,076.2
Additions	91.3	83.4	247.4	45.1	76.2	543.4
Sales and disposals	(24.1)	(18.3)	(74.0)	(0.6)	(11.4)	(128.4)
Acquisitions through business combinations	—	2.6	11.5	—	—	14.1
Divestitures	(1.5)	—	(0.5)	—	—	(2.0)
Transfer to other accounts	(10.7)	23.3	(2.5)	(27.9)	2.8	(15.0)
Translation effect	(50.3)	(57.0)	(118.7)	(2.2)	(48.0)	(276.2)
Cost at December 31, 2004	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Accumulated depreciation at January 1, 2004	(235.4)	(456.8)	(1,097.1)	—	(134.3)	(1,923.6)
Accumulated Impairment at January 1, 2004	(3.0)	(6.8)	(10.5)	—	(15.1)	(35.4)
Depreciation expense	(35.0)	(105.4)	(233.4)	—	(46.9)	(420.7)
Impairment loss	(0.6)	(4.4)	(21.0)	—	(0.7)	(26.7)
Sales and disposals	0.3	15.5	66.7	—	9.7	92.2
Divestitures	1.6	—	0.3	—	—	1.9
Transfers to other accounts	6.9	(1.2)	3.8	—	0.9	10.4
Translation effect	1.1	31.8	66.0	—	13.7	112.6
Accumulated depreciation at December 31, 2004	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at December 31, 2004	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)

Net carrying amount at December 31, 2004	1,086.6	476.7	939.1	46.9	473.5	3,022.8

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2003	1,455.7	1,025.8	2,225.9	45.4	731.1	5,483.9
Additions	54.3	70.9	229.5	67.3	39.9	461.9
Sales and disposals	(24.4)	(10.1)	(70.4)	(1.3)	(21.9)	(128.1)
Acquisitions through business combinations	5.5	1.4	7.6	0.1	—	14.6
Divestitures	(5.9)	(2.0)	(7.4)	—	—	(15.3)
Transfers to other accounts	18.2	32.8	20.8	(73.8)	(7.9)	(9.9)
Translation effect	(157.4)	(148.8)	(304.9)	(5.2)	(114.6)	(730.9)
Cost at December 31, 2003	1,346.0	970.0	2,101.1	32.5	626.6	5,076.2
Accumulated depreciation at January 1, 2003	(225.2)	(429.1)	(1,036.7)	—	(118.1)	(1,809.1)
Accumulated impairment at January 1, 2003	(14.1)	(1.2)	(5.0)	—	(17.3)	(37.6)
Depreciation expense	(41.2)	(116.8)	(247.9)	—	(47.0)	(452.9)
Impairment loss	(1.5)	3.5	(10.6)	—	(5.5)	(14.1)
Reversal of impairment charges	0.1	—	—	—	—	0.1
Sales and disposals	9.8	5.8	60.8	—	13.4	89.8
Divestitures	0.7	1.5	4.8	—	—	7.2
Transfers to other accounts	12.2	9.7	(20.9)	—	3.6	4.6
Translation effect	20.8	63.0	147.9	—	21.5	253.2
Accumulated depreciation at December 31, 2003	(235.4)	(456.8)	(1,097.1)	—	(134.3)	(1,923.6)
Accumulated impairment at December 31, 2003	(3.0)	(6.8)	(10.5)	—	(15.1)	(35.4)

Net carrying amount at December 31, 2003	1,107.6	506.4	993.5	32.5	477.2	3,117.2

Depreciation expense was charged to earnings as follows:

(in millions of EUR)	2005	2004	2003
Cost of sales	44.4	42.9	45.2
Selling, general and administrative expenses	386.4	375.7	399.0
Result from discountinued operations	0.7	2.7	9.4

Total depreciation	431.5	421.3	453.6

Property under finance leases consists mainly of buildings.

Impairment losses are recorded in other operating expenses.

Bank borrowings and other commitments are secured by land and buildings with a value of EUR 12.9 million, EUR 16.6 million and EUR 51.7 million at December 31, 2005, 2004 and 2003, respectively.

Property, plant and equipment by segment is as follows:

(in millions of EUR)	December 31,
	2005	2004	2003
United States	2,565.0	2,112.3	2,283.0
Belgium	690.3	595.0	527.6
Greece	169.5	151.3	138.5
Emerging Markets	152.1	156.0	160.2
Corporate	10.8	8.2	7.9

Total property, plant and equipment	3,587.7	3,022.8	3,117.2

The following is a detail of the number of owned versus leased stores by segment at December 31, 2005:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	124	649	764	—	1,537
Belgium	157	24	278	349	808
Greece	25	—	86	24	135
Emerging Markets	43	—	113	—	156

Total	349	673	1,241	373	2,636

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

(in millions of EUR)	2005	2004	2003
Cost at January 1,	20.1	24.4	29.9
Additions	5.0	0.5	2.9
Sales and disposals	(4.0)	(2.5)	(3.4)
Acquisitions through business combinations	5.7	—	—
Divestitures	—	(0.8)	—
Transfers to other accounts	1.5	—	—
Translation effect	3.2	(1.5)	(5.0)

Cost at December 31,	31.5	20.1	24.4

Accumulated depreciation at January 1,	(2.3)	(2.1)	(2.0)
Depreciation expense	(0.8)	(0.6)	(0.7)
Sales and disposals	—	0.1	0.2
Divestitures	—	0.1	—
Translation effect	(0.4)	0.2	0.4

Accumulated depreciation at December 31,	(3.5)	(2.3)	(2.1)

Net carrying amount at December 31,	28.0	17.8	22.3

The fair value of investment property was EUR 31.5 million, EUR 24.6 million and EUR 30.3 million at December 31, 2005, 2004 and 2003, respectively. Fair value has been determined using a combination of the present value of future cash flows and market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 2.2 million, EUR 1.6 million and EUR 1.5 million for 2005, 2004 and 2003, respectively. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, was EUR 0.7 million, EUR 0.9 million and EUR 0.9 million for 2005, 2004 and 2003, respectively.

10. Impairment of Assets

Goodwill is allocated and tested for impairment at the operating entity level, which is the lowest level at which goodwill is monitored for internal management purpose. Delhaize Group conducts an annual impairment assessment for goodwill and indefinite lived intangible assets in the fourth quarter of each year and when events or circumstances indicate that impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business in which each company operates. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. In 2005, 2004 and 2003, goodwill was tested for impairment using the discounted cash flows methodology and comparing to market multiples for reasonableness for the U.S. entities. Goodwill at the other Group entities was tested for impairment using the market multiple approach and market capitalization approach and discounted cash flows if the market approach indicated that there was impairment. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

No impairment loss was recorded in 2005 and 2004. In 2003, Delhaize Group recorded an impairment loss of EUR 14.7 million on the goodwill at Mega Image as a result of increased competition in Romania and declining operating results at Mega Image.

Delhaize Group has determined that its trade names have an indefinite useful life and are therefore not amortized but tested for impairment in the fourth quarter of every year and when events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate. No impairment loss of trade names was recorded in 2005, 2004 or 2003.

Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. We monitor the carrying value of our retail stores, our lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified for a retail store, we compare the store’s estimated recoverable value to its carrying amount and record an impairment loss if the recoverable value is less than the net carrying amount. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations. Impairment loss may be reversed if events or circumstances indicate that impairment no longer exists. The methodology for reversing impairment is the same as for initialing recording impairment.

Impairment loss of depreciable assets, recorded in other operating expense, was EUR 13.9 million, EUR 10.8 million and EUR 14.2 million in 2005, 2004 and 2003, respectively. Impairment loss of depreciable assets recorded in result from discontinued operations was EUR 18.8 million in 2004. EUR 2.1 million and EUR 0.1 million impairment loss was reversed in 2005 and 2003, respectively.

Key assumptions used for value in use calculations in 2005:

(in millions of EUR)	Food Lion	Hannaford
Growth rate*	2.0%	2.0%
Discount rate**	8.5%	8.5%
Royalty rate***	0.45%	0.70%

*	Weighted average growth rate used to extrapolate sales beyond the five-year period.
**	After tax discount rate applied to the cash flow projections.
***	Royalty rate applies to trade names only.

11. Investment in Securities

Investment in securities includes debt and equity securities available-for-sale that are carried at fair value with adjustments to fair value, other than foreign exchange gains and losses relating to debt securities and impairment losses, charged directly to equity. Investment in securities also includes debt securities held-to-maturity, securities that the Group has the positive intention and ability to hold to maturity. Securities held-to-maturity are carried at amortized cost less any impairment. Securities are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

The carrying amount of securities is as follows:

(in millions of EUR)	December 31,
	2005			2004			2003
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	31.1	93.9	125.0	20.1	95.8	115.9	19.4	100.8	120.2
Current	18.2	10.9	29.1	15.0	9.6	24.6	5.9	7.9	13.8

Total	49.3	104.8	154.1	35.1	105.4	140.5	25.3	108.7	134.0

At December 31, 2005, 2004 and 2003, EUR 49.8 million, EUR 53.5 million and EUR 66.7 million in securities held-to-maturity were committed in escrow to meet to defeasance provisions of outstanding debt at Hannaford and therefore were not available for general corporate purposes.

The fair value of investment in securities at December 31, 2005, 2004 and 2003 was EUR 152.2 million, EUR 139.5 million and EUR 143.4 million, respectively. Fair value is determined by reference to market prices.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits greater than 12 months to maturity. Other financial assets are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount. The decrease in other financial assets in 2005 compared to 2004 is primarily due to a refund in the United States of workers’ compensation cash collateral in the amount of EUR 34.6 million, as the Group replaced its collateralized letters of credit with uncollateralized letters of credit under the new credit facility issued on April 22, 2005 (see Note 18).

13. Inventories

No inventory has been written down at December 31, 2005, 2004 or 2003, and no previous write-downs were reversed in 2005, 2004 or 2003.

14. Dividends

On May 26, 2005, the Group’s shareholders approved the payment of a gross dividend of EUR 1.12 per share (EUR 0.84 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 105.5 million.

On May 27, 2004, the shareholders approved the payment of a gross dividend of EUR 1.00 per share (EUR 0.75 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 92.8 million.

On May 22, 2003, the shareholders approved the payment of a gross dividend of EUR 0.88 per share (EUR 0.66 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 81.3 million.

15. Shareholders’ Equity

Ordinary Shares

There were 94,705,062, 93,668,561 and 92,624,557 Delhaize Group ordinary shares in issue at December 31, 2005, 2004 and 2003, respectively (at a par value of EUR 0.50), of which 595,586, 294,735 and 318,890 ordinary shares were held as treasury shares at December 31, 2005, 2004 and 2003, respectively. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the share premium account. To effectuate this increase in capital, the Board of Directors of Delhaize Group may limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2005, Delhaize Group issued 1,036,501 shares of common stock for EUR 31.4 million, net of issue costs of EUR 0.2 million after tax.

In 2004, Delhaize Group issued 1,044,004 shares of common stock for EUR 31.0 million, net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group also issued a convertible bond having an aggregate principal amount of EUR 300 million, convertible into 5,263,158 ordinary shares at the initial conversion price of EUR 57.00 per share. The bond is convertible into ordinary shares any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The equity component of the convertible bond credited to share premium was EUR 19.0 million, net of tax of EUR 9.8 million. In 2003, Delhaize Group issued 231,853 shares of common stock for EUR 5.7 million. At the end of 2005, the Board of Directors had, after several applications of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 39.3 million corresponding to approximately 78.5 million shares.

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 26, 2005. It may be renewed under the terms and conditions provided by law.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number	Maximum Amount
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00

May 22, 2002 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 - Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)

Balance of remaining authorized capital as of December 31, 2005	78,525,298	39,262,649.00

Share Repurchases

As authorized by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors of Delhaize Group is authorized to purchase Delhaize Group ordinary shares for a period of three years expiring in June 2008, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group.

In addition, on May 26, 2005, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of Delhaize Group share on Eurolist by Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2004. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions regarding the acquisition of shares of the Company by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

Delhaize Group SA acquired 155,000 Delhaize Group shares (having a par value of EUR 0.50) in 2005 in an aggregate amount of EUR 7.6 million, representing approximately 0.16% of Delhaize Group’s share capital. As a consequence, at the end of 2005, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs in an amount of up to EUR 190,198,867 subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2005, Delhaize America repurchased 303,458 Delhaize Group ADRs for an aggregate amount of USD 18.7 million, representing approximately 0.32% of the Delhaize Group share capital as of December 31, 2005 and transferred 157,607 ADRs to satisfy the exercise of stock options granted to U.S. management associates pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2005, Delhaize Group owned 595,586 treasury shares (including ADRs), of which 294,735 were acquired prior to 2005, representing approximately 0.63% of the Delhaize Group share capital.

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2005, 2004 and 2003, Delhaize Group’s legal reserve was EUR 4.7 million, EUR 4.7 million and EUR 4.6 million, respectively, and was classified in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of the parent company, including the profit of the last fiscal year. The shareholders must approve such dividends at Delhaize Group’s Ordinary General Meeting.

Other Reserves

“Other reserves” include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America. The deferred loss is being amortized over the life of the underlying debt instruments. “Other reserves” also include unrealized gains and losses on securities available for sale.

(in millions of EUR)	December 31,
	2005	2004	2003
Deferred loss on hedge
Gross	(46.1)	(46.1)	(56.6)
Tax effect	17.5	17.5	21.5
Unrealized (loss)/gain on securities held for sale
Gross	(0.3)	(0.3)	(0.7)
Tax effect	0.1	0.1	0.2

Total other reserves	(28.8)	(28.8)	(35.6)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the relationship of the functional currency of the Group’s subsidiaries to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the inflation or deflation of the U.S. dollar to the euro. The cumulative translation adjustment balance is as follows:

At December 31 (in millions of EUR)	USD Companies	Other Companies	Total
2003	(892.4)	4.0	(888.4)
2004	(1,115.2)	9.8	(1,105.4)
2005	(675.0)	10.1	(664.9)

16. Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
(in millions of EUR)	2005	2004	2003
Belgium	0.4	0.4	0.4
Greece	30.3	32.5	27.6
Emerging Markets	—	—	1.0

Total	30.7	32.9	29.0

17. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. Delhaize Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

Long-term debt (excluding finance leases) net of discounts/premiums and deferred origination consists of the following:

	December 31,
(in millions of EUR)	2005	2004	2003
Notes, 8.125% (due 2011), unsecured	924.8	802.6	864.1
Debentures, 9.00% (due 2031), unsecured	716.6	620.4	668.7
Notes, 7.375% (due 2006), unsecured	477.5	416.1	483.5
Convertible bonds, 2.75% (due 2009)	276.6	270.3	—
Bonds, 5.50% (due 2006), unsecured	150.0	149.9	149.8
Bonds, 4.625% (due 2009), unsecured	149.1	148.8	148.5
Notes, 7.55% (due 2007), unsecured	122.6	106.0	118.1
Notes, 8.05% (due 2027), unsecured	102.2	88.4	95.1
Bonds, 8.00% (due 2008), unsecured	100.3	101.0	98.4
Medium-term notes, 2.888% to 3.354% (due 2007)	50.0	—	—
Other notes, 6.31% to 14.15% (due 2006 to 2016), unsecured	49.1	50.5	60.9
Bonds, 3.895%, (due 2010)	40.0	—	—
Bank borrowings	14.9	1.8	1.4
Medium-term notes, 6.80% (due 2006), unsecured	12.4	12.4	12.4
Other debt, 7.25% (due 2006 to 2018)	11.5	8.1	8.2
Mortgages payable, 7.55% to 8.65% (due 2006 to 2016)	7.1	7.3	20.4
Other	—	0.2	—
Total non-subordinated borrowings	3,204.7	2,783.8	2,729.5

Less current portion	(658.3)	(10.8)	(10.1)

Total non-subordinated borrowings, long-term	2,546.4	2,773.0	2,719.4

The interest rates on long-term debt (excluding finance leases) are on average 7.2%, 7.0% and 7.3% at December 31, 2005, 2004 and 2003, respectively. This interest rate was calculated taking into account the interest rate swaps discussed below.

In February 2005, Delhaize Group’s subsidiary Alfa-Beta issued Eurobonds, having an aggregate principal amount of EUR 40 million. The 2005 Eurobonds mature in 2010 and bear interest at 3.895%.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.0 million (the “Convertible Bonds”). The Convertible Bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible Bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the convertible bond were split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

In 2004, Delhaize Group repurchased USD 36.5 million (EUR 29.3 million) of Delhaize America’s USD 600 million (EUR 508.6 million) 7.375% notes, USD 5.0 million (EUR 4.0 million) of its USD 150 million (EUR 127.2 million) 7.55% debt securities, and retired through early redemption USD 10.9 million (EUR 8.8 million) of mortgage payables and other debt, resulting in a loss of USD 4.5 million (EUR 3.6 million) recorded in finance costs in the income statement.

The Group maintains interest rate swaps against certain debt obligations in the United States, effectively converting a portion of the debt from fixed to variable rates. The notional principal amounts of interest rate swap arrangements as of December 31, 2005 were USD 300 million maturing in 2006 and USD 100 million maturing in 2011. These swaps qualify for hedge accounting treatment and therefore the carrying amount of the underlying debt instruments is adjusted to reflect changes in the fair value of the hedged risk. During the fourth quarter of 2004, in association with the retirement of USD 36.5 million of the USD 600 million 2006 notes, the USD 300 million interest rate swap maturing in 2006 which had been designated as a fair value hedge of 50% of the USD 600 million 2006 notes was re-designated as a fair value hedge of 53.3% of the remaining USD 563.5 million 2006 notes.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.31% Senior Notes due May 15, 2008, 7.41% Senior Notes due February 15, 2009, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2005 and 2004, USD 53.4 million (EUR 45.3 million) and USD 65.2 million (EUR 47.9 million) in aggregate principal amount of the Notes was outstanding. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2005, 2004 and 2003, restricted securities of USD 58.8 million (EUR 49.8 million), USD 72.9 million (EUR 53.5 million) and USD 84.2 million (EUR 66.7 million), respectively, were recorded in investment in securities on the balance sheet.

In May 2003, Delhaize Group issued bonds having an aggregate principal amount of EUR 100 million, for net proceeds of EUR 98.7 million (“the 2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. The 2003 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands. At the same time, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate of the 2003 Eurobonds for variable rates (see Note 20). The interest rate swap agreement qualifies for hedge accounting and therefore, the carrying amount of these bonds is adjusted to reflect changes in the fair value of the hedged risk.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, Delhaize Group issued EUR 50 million of medium-term notes under the treasury program. The notes mature on November 28, 2007 and bear interest at three-months Euribor + 0.45% on EUR 37.25 million, three-months Euribor + 0.40% on EUR 11.25 million and 3.354% on EUR 1.5 million. EUR 62.4 million in medium-term notes were outstanding at December 31, 2005 compared to EUR 12.4 million at December 31, 2004 and 2003. The EUR 12.4 million in medium-term notes were issued in February 1996, bear interest at 6.80% and mature on February 1, 2006.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,
(in millions of EUR)	2005	2004	2003
U.S. dollar	2,411.5	2,099.4	2,319.0
Euro	793.2	682.4	409.1
Other currencies	—	2.0	1.4

Total	3,204.7	2,783.8	2,729.5

The table below details the expected principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency.

Debt held in USD (in millions of USD)	2006	2007	2008	2009	2010	Thereafter	Fair Value
Notes due 2006	563.5	—	—	—	—	—	566.5
Average interest rate	7.38%	—	—	—	—	—	—
Notes due 2007	—	145.0	—	—	—	—	147.9
Average interest rate	—	7.55%	—	—	—	—	—
Notes due 2011	—	—	—	—	—	1,100.0	1,199.3
Average interest rate	—	—	—	—	—	8.13%	—
Notes due 2027	—	—	—	—	—	126.0	138.7
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	855.0	1,005.2
Average interest rate	—	—	—	—	—	9.00%	—
Medium-term notes due 2006	5.0	—	—	—	—	—	5.1
Average interest rate	8.71%	—	—	—	—	—	—
Other notes	11.8	11.8	11.8	5.6	1.7	10.7	53.8
Average interest rate	6.77%	6.77%	6.77%	7.17%	6.58%	6.99%	—
Mortgages payable	1.4	1.6	1.0	1.1	1.2	2.4	9.1
Average interest rate	8.10%	8.10%	7.76%	7.75%	7.75%	8.25%	—
Other debt	0.8	1.0	1.0	0.9	1.0	10.8	15.9
Average interest rate	9.72%	9.60%	9,53%	8.34%	8.33%	7.58%	—

Total debt held in USD	582.5	159.4	13.8	7.6	3.9	2,104.9

Total debt held in USD translated in millions of EUR	493.8	135.1	11.7	6.4	3.3	1,784.3

Debt held in EUR (in millions of EUR)	2006	2007	2008	2009	2010	Thereafter	Fair Value
Bonds due 2006	150.0	—	—	—	—	—	150.4
Average interest rate	5.50%	—	—	—	—	—	—
Bonds due 2008	—	—	100.0	—	—	—	108.2
Average interest rate	—	—	8.00%	—	—	—	—
Bonds due 2009	—	—	—	150.0	—	—	153.7
Average interest rate	—	—	—	4.63%	—	—	—
Bonds due 2010	—	—	—	—	40.0	—	—
Average interest rate	—	—	—	—	3.90%	—	—
Convertible bonds due 2009	—	—	—	300.0	—	—	333.3
Average interest rate	—	—	—	2.75%	—	—	—
Medium-term notes	—	11.2	—	—	—	—	11.2
Average interest rate	—	2.89%	—	—	—	—	—
Medium-term notes	—	37.3	—	—	—	—	37.3
Average interest rate	—	2.93%	—	—	—	—	—
Medium-term notes	—	1.5	—	—	—	—	1.5
Average interest rate	—	3.35%	—	—	—	—	—
Medium-term notes	12.4	—	—	—	—	—	12.4
Average interest rate	6.80%	—	—	—	—	—	—
Bank borrowings	3.2	3.5	1.8	1.4	1.2	3.9	14.9
Average interest rate	2.67%	2.67%	2.67%	2.67%	2.67%	2.67%	—

Total debt held in EUR	165.6	53.5	101.8	451.4	41.2	3.9

Total	659.4	188.6	113.5	457.8	44.5	1,788.2

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt and estimated rates for non-public debt, reflecting current market rates offered to the Group and its subsidiaries for debt with similar maturities:

	December 31,
(in millions of EUR)	2005	2004	2003
Fair value of long-term debt	3,485.9	3,252.7	3,084.4

Carrying value of long-term debt
Current	658.3	10.8	10.1
Non-current	2,546.4	2,773.0	2,719.4

Total	3,204.7	2,783.8	2,729.5

Collateralizations

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 7.1 million, EUR 7.3 million and EUR 20.4 million at December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, 2004 and 2003, EUR 13.1 million, EUR 16.6 million and EUR 51.7 million, respectively, in assets were pledged as collateral for mortgages.

Debt Covenants

Delhaize Group is subject to certain affirmative and negative covenants related to debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2005, 2004 and 2003, Delhaize Group was in compliance with all such covenants.

18. Short-term Borrowings

	December 31,
(in millions of EUR)	2005	2004	2003
Short-term bank borrowings	0.1	28.1	84.1
Short-term treasury program notes	—	—	153.0

Total	0.1	28.1	237.1

On April 22, 2005, Delhaize America entered into a USD 500 million (EUR 423.8 million) five-year unsecured revolving credit agreement, replacing and terminating the USD 350 (EUR 296.7 million) secured credit agreement maturing July 2005. The revolving credit facility bears interest at the USD London Interbank Offering Rate (US LIBOR) plus 0.825% and includes a facility fee of 0.175%.

The credit agreement contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio and a maximum leverage ratio. As of December 31, 2005, Delhaize America was in compliance with all covenants contained in the credit agreement. Delhaize America had no outstanding borrowings under this credit agreement at December 31, 2005 and had no borrowings during 2005 under this facility. Approximately USD 57 million of the new credit agreement was used to fund letters of credit during 2005.

At December 31, 2004 and 2003, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 296.7 million) in committed lines of credit. The credit facility was secured by certain inventory of Delhaize America’s retail operating subsidiaries. The facility contained affirmative and negative covenants. At December 31, 2004 and 2003, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under the facility at December 31, 2004 and 2003 and had no borrowings during 2004 or 2003.

At December 31, 2005, 2004 and 2003, the Group’s European and Asian companies together had credit facilities (committed and uncommitted) of EUR 409.3 million, EUR 507.1 million and EUR 655.3 million, respectively, under which Delhaize Group can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”). The Short-term Bank Borrowings and the Medium-term Bank Borrowings (see Note 17) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 0.1 million, EUR 28.1 million and EUR 84.1 million in outstanding Short-term Bank Borrowings at December 31, 2005, 2004 and 2003, with an average interest rate of 3.45%, 3.09% and 3.18%, respectively, at December 31, 2005, 2004 and 2003. During 2005, the Group’s Europe and Asia average borrowings were EUR 7.1 million at a daily average interest rate of 2.8%.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2005, 2004 and 2003 Delhaize Group was in compliance with all such covenants.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 17) at December 31, 2005 and 2004, compared to EUR 153.0 million at December 31, 2003.

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2005	2004	2003
U.S. dollar	—	4.8	4.6
Euro	0.1	15.5	218.1
Other currencies	—	7.8	14.4

Total	0.1	28.1	237.1

19. Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The average remaining lease term for closed stores was 5.7 years at December 31, 2005. The following schedule details, at December 31, 2005, the future minimum lease payments:

(in millions of EUR)	2006	2007	2008	2009	2010	Thereafter	Total
Finance leases
Future minimum lease payments	118.4	117.1	115.7	113.2	107.0	983.0	1,554.4
Less amount representing interests	(82.0)	(78.1)	(73.9)	(68.9)	(63.7)	(498.5)	(865.1)

Present value of minimum lease payments	35.8	39.0	41.8	44.3	43.3	485.1	689.3
Operating leases
Future minimum lease payments	233.5	224.8	212.5	195.9	183.1	1,322.3	2,372.1
Closed store lease obligations
Future minimum lease payments	31.8	30.3	28.5	25.2	20.9	101.9	238.6

The average effective interest rate for finance leases was 12.0% at December 31, 2005. The fair value of the Group’s finance lease obligations using an average market rate of 6.0% at December 31, 2005 was EUR 920.7 million.

Minimum payments have not been reduced by minimum sublease income of EUR 84.0 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 271.0 million, EUR 251.8 million and EUR 262.0 million in 2005, 2004 and 2003, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2005, 2004 and 2003 was EUR 0.8 million, EUR 0.4 million and EUR 0.5 million, respectively.

Sublease payments received and recognized into income for 2005, 2004 and 2003 were EUR 32.2 million, EUR 28.8 million and EUR 26.8 million, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2005. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements will be approximately EUR 300.9 million.

A liability of EUR 94.4 million, EUR 100.5 million and EUR 99.8 million at December 31, 2005, 2004 and 2003, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

20. Derivative Instruments

Currency Derivatives

Delhaize Group enters into foreign currency swaps from time to time, with various commercial banks in order to have a natural hedge of foreign currency risk on intercompany loans denominated in currencies other than its functional currency. The table below indicates the principal terms of these foreign currency swaps. Changes in fair value of these swaps are recorded in finance costs in the income statement.

(in millions of EUR)
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate (EUR)	Fair Value 12/31/2005 (EUR)	Fair Value 12/31/2004 (EUR)	Fair Value 12/31/2003

2005	2006	CZK 2,200	4.20%	EUR 73.2	4.21%	- 2.1	—	—
2005	2006	EUR 8.1	12m Euribor +1.41%	USD 10.0	12m Libor +1.34%	0.3	—	—
2004	2005	CZK 2,200	4.23%	EUR 67.5	3.94%	—	- 4.9	—
2003	2004	CZK 2,200	3.27%	EUR 69.5	3.28%	—	—	1.9
2002	2006	EUR 37.7	12m Euribor +1.325% restated annually	USD 38.0	12m Libor + 1.25% restated annually	- 5.6	- 10.1	- 8.0

Interest Rate Swaps

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million Eurobond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00% and the variable rate is based on the three-month Euribor, and is reset on a quarterly basis.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month USD LIBOR and are reset on a semi-annual basis or a quarterly basis. In December 2003, Delhaize America cancelled USD 100 million (EUR 79.2 million) of the 2011 interest rate swap arrangement. The notional principal amounts of the interest rate swap arrangements at December 31, 2005 were USD 300 million (EUR 254.3 million) maturing in 2006 and USD 100 million (EUR 84.7 million) maturing in 2011.

The interest rate swap agreements exchange fixed rate interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2005, 2004 and 2003 was EUR—0.5 million, EUR 6.3 million and EUR 10.6 million. The interest rate swaps are designated and are effective fair value hedges recorded at fair value on the balance sheet with changes in fair value recorded in the income statement as finance costs.

Derivative instruments are carried at fair value defined as the amount at which these instruments could be settled based on estimates obtained from financial institutions:

	December 31,
(in millions of EUR)	2005		2004		2003
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	0.9	1.4	6.3	—	11.1	0.5
Cross currency swaps	0.3	7.7	—	15.1	1.9	8.0

Total	1.2	9.1	6.3	15.1	13.0	8.5

21. Provisions

	December 31,
(in millions of EUR)	2005	2004	2003
Closed store provision
Non-current	101.4	96.7	110.9
Current	13.9	21.3	10.8
Self-insurance provision
Non-current	125.6	105.1	108.6
Current	5.4	4.2	5.0
Defined benefit pension and post-retirement provision
Non-current	56.3	55.8	59.2
Current	7.5	6.5	7.0
Other provisions
Non-current	24.2	13.4	14.4
Current	2.3	2.0	1.7
Total provisions
Non-current	307.5	271.0	293.1
Current	29.1	34.0	24.5

22. Closed Store Provision

Delhaize Group records closed store provisions for the present value of post-closing lease liabilities and other contractually obligated lease related costs such as real estate taxes, common area maintenance and insurance cost, net of estimated amounts to be recovered from subletting closed store space. Remaining lease liabilities on closed stores generally range from one to 17 years. The liability associated with each store is discounted using a pre-tax rate that reflects the borrowing rate of debt with terms matching the terms of future rent payments. The adequacy of the provision for closed stores is dependent on the Group’s ability to sublet closed store property for the estimated recovery amount which may be effected by changes in the economic conditions in the areas where closed stores are located.

The following table reflects the activity related to closed store liabilities:

(in millions of EUR)	2005	2004	2003
Closed store provision at January 1,	118.0	121.7	130.8
Transfer to other accounts	0.2	(0.3)	(4.6)
Acquisitions through business combinations	—	—	0.1
Additions charged to earnings:
Store closings - lease obligations	8.5	38.3	38.9
Store closings - other exit costs	1.7	7.8	7.0
Adjustments to prior year estimates	0.2	(2.9)	(7.7)
Interest expense	10.4	13.1	13.6
Reductions:
Lease payments made	(23.3)	(28.9)	(26.2)
Lease terminations	(13.4)	(12.1)	(1.8)
Payments made for other exit costs	(4.0)	(9.6)	(5.2)
Translation adjustments	17.0	(9.1)	(23.2)

Closed store provision at December 31,	115.3	118.0	121.7

The provision for closed stores primarily relates to closed store obligations in the United States.

During 2005, Delhaize Group recorded additions to closed store provision of EUR 10.2 million primarily related to 32 store closings made in the ordinary course of business.

During 2004, Delhaize Group recorded additions to closed store provision of EUR 46.1 million primarily related to 17 store closings made in the ordinary course of business and the closure of 34 Kash n’ Karry stores mainly located on the east coast of Florida and in Orlando and classified as discontinued operations.

During 2003, Delhaize Group recorded additions to closed store liabilities of EUR 45.9 million primarily related to 19 store closings made in the ordinary course of business and the closure of 44 underperforming Food Lion and Kash n’Karry stores.

The following table presents the number of closed stores and change in the number of stores:

Number of closed stores
Balance at January 1, 2003	190
Store closings added	63
Stores sold/lease terminated	(32)
Balance at December 31, 2003	221
Store closings added	51
Stores sold/lease terminated	(50)
Balance at December 31, 2004	222
Store closings added	32
Stores sold/lease terminated	(51)
Balance at December 31, 2005	203

Expenses recorded in the income statement and charged to closed store provision for 2005, 2004 and 2003 were as follows:

(in millions of EUR)	2005	2004	2003
Other operating expenses	9.5	1.2	38.3
Interest expense included in “finance costs”	9.4	11.2	13.6
Results from discontinued operations	1.9	43.9	(0.1)

Total	20.8	56.3	51.8

23. Self-Insurance Provision

Delhaize Group is self-insured for its operations in the U.S. for workers’ compensation, general liability, vehicle accident and druggist claims. The Company’s self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, is from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for vehicle liability and USD 3.0 million per accident for general liability, with an additional USD 2.0 million retention in excess of the primary USD 3.0 million general liability retention for druggist liability. The Company is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in the development of the actuarial estimates are grounded upon the Company’s historical claims data, including the average monthly claims and the average lag time between incurrence and payment. It is possible that the final resolution of some of these claims may require the Company to make significant expenditures in excess of the existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

(in millions of EUR)	2005	2004	2003
Self insurance provision at January 1,	109.3	113.6	119.6
Expense charged to earnings	42.0	44.8	58.5
Claims paid	(37.0)	(40.8)	(43.5)
Translation effect	16.7	(8.3)	(21.0)

Self insurance provision at December 31,	131.0	109.3	113.6

Delhaize America implemented a captive insurance program in 2001 whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by a subsidiary of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in its risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

24. Benefit Plan Provision

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Defined Contribution Plans

In 2004, Delhaize Group adopted a defined contribution retirement plan for substantially all its employees in Belgium, under which the employer, and, from 2005 on, the employees, contribute a fixed monthly amount which is adapted annually according to the Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum at retirement, based on contributions, with a minimum guaranteed return. The pension plan is insured and is accounted for as a defined contribution plan. The expense related to the plan was EUR 2.7 million in 2005 and EUR 2.7 million in 2004.

Delhaize America sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry with one or more years of service. Employees become vested in any profit-sharing contributions made by their respective employers after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. The profit-sharing plans include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions. Hannaford and Harveys also provide a defined contribution 401(k) plan including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment with Delhaize America. The expense related to the defined contribution retirement plans of Delhaize America was EUR 36.1 million, EUR 32.8 million and EUR 42.2 in 2005, 2004 and 2003, respectively.

Defined Benefit Plans

Delhaize Belgium has a contributory defined benefit pension plan covering approximately 5% of its employees. The plan provides benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. Delhaize Group funds the plan based upon legal requirements and tax regulations. An insurance company guarantees a minimum return on plan assets. Delhaize Group bears the risk above this minimum guarantee.

Hannaford maintains a non-contributory defined benefit pension plan covering approximately 50% of its employees. The plan provides for payment of retirement benefits on the basis of employees’ length of service and earnings. Hannaford’s policy is to fund the plan based upon legal requirements and tax regulations.

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensations granted only in cases of normal retirement or termination of employment.

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

The change in the provision for defined benefit plans is as follows:

(in millions of EUR)	2005	2004	2003
Defined benefit plan provision at January 1,	62.3	66.2	78.0
Expense charged to earnings	13.0	11.9	11.4
Employer contributions made	(15.5)	(13.5)	(16.5)
Translation difference	3.9	(2.3)	(6.7)

Defined benefit plan provision at December 31,	63.7	62.3	66.2

Pension Benefits

(in millions of EUR)	2005			2004			2003
	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total
Change in benefit obligation:
Benefit obligation at January 1,	88.1	99.5	187.6	90.7	92.9	183.6	102.9	87.0	189.9
Service cost	5.2	4.5	9.7	4.8	4.5	9.3	4.6	3.8	8.4
Interest cost	5.4	4.2	9.6	5.3	4.7	10.0	6.0	4.7	10.7
Participant contributions	—	1.6	1.6	—	1.5	1.5	—	1.5	1.5
Plan amendments	0.5	0.4	0.9	—	—	—	—	—	—
Actuarial (gains)/losses	3.7	15.5	19.2	1.3	4.0	5.3	4.4	1.3	6.4
Benefits paid	(6.8)	(11.7)	(18.5)	(7.0)	(8.1)	(15.1)	(9.1)	(6.2)	(15.3)
Translation difference	14.0	—	14.0	(7.0)	—	(7.0)	(18.1)	—	(18.1)

Benefit obligation at December 31,*	110.1	114.0	224.1	88.1	99.5	187.6	90.7	92.9	183.6

Change in plans assets:
Fair value of plans assets at January 1,	65.4	60.5	125.9	64.5	58.0	122.5	63.3	51.5	114.8
Actuarial return on plan assets	5.5	1.9	7.4	7.0	2.5	9.5	12.4	5.0	17.4
Group contributions	7.9	7.3	15.2	6.7	6.6	13.3	10.0	6.2	16.2
Plan participant contributions	—	1.6	1.6	—	1.5	1.5	—	1.5	1.5
Benefits paid	(7.3)	(11.7)	(19.0)	(7.6)	(8.1)	(15.7)	(9.1)	(6.2)	(15.3)
Translation difference	10.4	—	10.4	(5.2)	—	(5.2)	(12.1)	—	(12.1)

Fair value of plans assets at December 31,	81.9	59.6	141.5	65.4	60.5	125.9	64.5	58.0	122.5

Funded status of the plan	(28.2)	(54.4)	(82.6)	(22.7)	(39.0)	(61.7)	(26.2)	(34.9)	(61.1)
Unrecognized past service cost	—	0.3	0.3	—	0.2	0.2	—	—	—
Unrecognized actuarial gain/loss	1.7	19.4	21.1	(2.4)	3.8	1.4	(2.4)	(0.4)	(2.8)

Net amount recognized	(26.5)	(34.7)	(61.2)	(25.1)	(35.1)	(60.1)	(28.6)	(35.3)	(63.9)

*	At December 31, 2005, 2004 and 2003, EUR 14.5 million, EUR 12.6 million and EUR 9.3 million, respectively, related to the obligation of Alfa-Beta which is wholly unfunded.

	2005		2004		2003
	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States
Actuarial assumptions used to determine benefit obligations:
Discount rate	5.50%	3.65%	5.75%	4.50%	6.00%	5.00%
Rate of compensation increase	4.50%	3.35%	4.50%	3.55%	4.50%	3.55%

(in millions of EUR)	2005			2004			2003
	United States Plans	Plans Outside The United States	Total	United States Plans	Plans Outside the United States	Total	United States Plans	Plans Outside the United States	Total
Components of net periodic benefit costs:
Current service cost	5.2	6.1	11.3	4.8	6.0	10.8	4.6	5.3	9.9
Participants contributions	—	(1.6)	(1.6)	—	(1.5)	(1.5)	—	(1.5)	(1.5)
Interest cost	5.4	4.2	9.6	5.3	4.7	10.0	6.0	4.7	10.7
Expected return on plan assets	(5.5)	(2.3)	(7.8)	(4.9)	(2.8)	(7.7)	(5.4)	(2.5)	(7.9)
Amortization of unrecognized past service cost	0.5	0.4	0.9	—	—	—	—	—	—
Settlement (gain)/loss recognized	—	0.3	0.3	—	—	—	—	—

Total amount recognized in income	5.6	7.1	12.7	5.2	6.4	11.6	5.2	6.0	11.2

	2005		2004		2003
	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States	United States Plans	Plans Outside the United States
Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	5.75%	4.50%	6.00%	5.00%	6.50%	5.25%
Rate of compensation increase	4.50%	3.55%	4.50%	3.55%	4.50%	3.55%
Expected return on plan assets	7.75%	4.25%	7.75%	4.75%	9.00%	4.75%

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. The insurance company’s asset allocation was as follows:

	December 31,
	2005	2004	2003
Equities	10%	12%	14%
Debt	64%	62%	58%
Real estate	8%	6%	6%
Other	18%	20%	22%

In 2006, Delhaize Belgium expects to contribute EUR 6.2 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically throughout the year. The plan’s asset allocation was as follows:

	December 31,
	2005	2004	2003
Equities	72%	69%	64%
Debt	26%	29%	32%
Cash equivalents	2%	2%	4%

The current sponsor funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2006, Delhaize Group expects to make pension contributions, including voluntary amounts, of up to USD 9.0 million under this policy.

The expected long-term rate of return on assets for the Hannaford defined benefit plan is based on the rate of earnings expected on the funds invested or to be invested to provide benefits for the Plan. This includes considering the trust’s asset allocation and the expected returns likely to be earned over the life of the Plan, as well as the historical returns on the types of assets held and the current economic environment.

Expected benefit payments to be made during the next ten years for the defined benefit pension plans are as follows:

(in millions of EUR)	United States Plans	Plans Outside of the United States	Total
2006	7.2	10.4	17.6
2007	7.5	8.4	15.9
2008	8.3	6.4	14.7
2009	9.0	15.6	24.6
2010	8.8	12.9	21.7
2011 through 2015	49.3	34.0	83.3

Other Post-retirement Benefits

(in millions of EUR)	2005	2004	2003
Change in benefit obligation:
Benefit obligation at January 1,	3.8	3.2	2.9
Service cost	0.1	—	—
Interest cost	0.1	0.2	0.2
Plan amendments	(0.9)	—	—
Actuarial (gains)/losses	0.2	0.9	1.1
Benefits paid	(0.3)	(0.2)	(0.3)
Translation difference	0.5	(0.3)	(0.7)

Benefit obligation at December 31,	3.5	3.8	3.2

Change in plan assets:
Fair value of plan assets at January 1,	—	—	—
Group contribution	0.3	0.2	0.3
Benefits paids	(0.3)	(0.2)	(0.3)

Fair value of plan assets at December 31,	—	—	—

Funded status at the end of the period:
Funded status of the plan	(3.5)	(3.8)	(3.2)
Unrecognized past service cost	(1.0)	—	—
Unrecognized actuarial gain/loss	2.0	1.6	0.9

Net amount recognized	(2.5)	(2.2)	(2.3)

Actuarial assumptions used to determine benefit obligations:
Discount rate	5.5%	5.75%	6.0%
Healthcare claim cost trend rate assumed for next year	10.0%	11.0%	11.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%	5.0%
Year that ultimate healthcare claim cost trend rate is achieved	2012	2012	2011

(in millions of EUR)	2005	2004	2003
Components of net periodic benefit cost:
Service cost	0.1	—	—
Interest cost	0.1	0.2	0.2
Recognized net actuarial loss	0.1	0.1	—

Net periodic benefit cost	0.3	0.3	0.2

Actuarial assumptions used to determine net periodic benefit cost:
Discount rate	5.75%	6.0%	6.5%
Healthcare claim cost trend	11.0%	11.0%	12.0%
Ultimate healthcare claim cost trend rate	5.0%	5.0%	5.0%
Year that ultimate trend rate is reached	2012	2011	2011

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post-retirement benefit obligation or expense.

25. Accrued Expenses

(in millions of EUR)	December 31,
	2005	2004	2003
Accrued payroll and short-term benefits	295.6	263.0	240.1
Accrued interest	68.0	62.4	57.7
Other	52.3	41.5	65.8

Total accrued expenses	415.9	366.9	363.6

26. Income Taxes

Profit before tax

(in millions of EUR)	2005	2004	2003
Continuing operations	597.2	555.3	482.6
Discontinued operations	(5.3)	(75.4)	(14.3)

Total	591.9	479.9	468.3

Tax expense

(in millions of EUR)	2005	2004	2003
Continuing operations
Current tax	239.6	159.3	244.1
Taxes related to prior years recorded in the current year	2.8	—	—
Recognition in current tax of previously unrecognized tax losses and tax credits	(0.9)	(0.8)	(1.1)
Deferred tax	(18.6)	45.3	(55.6)
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(0.4)	—	(1.8)
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	1.1	(2.6)	2.5

Total income tax expense from continuing operations	223.6	201.2	188.1

Discontinued operations
Current tax	—	—	(4.5)
Deferred tax	(1.5)	(23.1)	0.1

Total income tax expense from discontinued operations	(1.5)	(23.1)	(4.4)

Continuing and discontinued operations
Current tax	239.6	159.3	239.6
Taxes related to prior year recorded in the current year	2.8	—	—
Recognition of previously unrecognized tax losses and tax credits	(0.9)	(0.8)	(1.1)
Deferred tax	(20.1)	22.2	(55.5)
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(0.4)	—	(1.8)
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	1.1	(2.6)	2.5

Total income tax expense from continuing and discontinued operations	222.1	178.1	183.7

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate with Delhaize Group’s effective income tax rate:

(in millions of EUR)	2005	2004	2003
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in juridictions outside Belgium: (primarily due to United States federal and state income tax rates applied to the income of Delhaize America)(1)(2)(3)	3.9	3.5	6.4
Not taxable income	(2.1)	(1.9)	(2.2)
Effect of unrecognized tax losses and tax credits	0.9	1.0	1.4
Tax charges on dividend income	0.7	0.3	0.1
Change in enacted rate(4)	—	(0.5)	—
Other	0.1	0.7	(0.5)

Effective tax rate	37.5%	37.1%	39.2%

(1)	In 2005, approximately 77% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%.
(2)	In 2004, approximately 71% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%.
(3)	In 2003, approximately 72% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 42.9%.
(4)	The Greek statutory tax rate was changed from 35% to 32% for fiscal year 2005, 29% for fiscal year 2006 and 25% for fiscal years starting 2007.

The amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2005	2004	2003
Current tax	(6.5)	(6.1)	—
Deferred tax	7.6	10.7	1.6

Total tax charged directly to equity	1.1	4.6	1.6

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as the undistributed earnings are permanently reinvested. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.7 billion, EUR 1.4 billion and EUR 1.4 billion at December 31, 2005, 2004 and 2003, respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2005	2004	2003
Deferred tax liabilities	253.1	240.6	223.6
Deferred tax assets	5.1	5.5	6.5

Net deferred tax liabilities	248.0	235.1	217.1

The following are the net deferred tax liabilities recognized by the Group and the movements thereon:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2003	603.7	(85.8)	(99.2)	(28.2)	(77.7)	312.8
Charge (credit) to equity for the year	—	—	—	—	(1.6)	(1.6)
Charge (credit) to profit or loss for the year	(39.8)	(8.9)	(8.9)	3.5	(3.2)	(57.3)
Effect of change in tax rates	4.0	(0.6)	(1.0)	—	0.1	2.5
Divestiture	(0.3)	—	—	—	—	(0.3)
Transfers to other accounts	—	—	—	—	0.6	0.6
Translation effect	(90.8)	15.5	17.4	2.6	15.7	(39.6)

Net deferred tax liabilities at December 31, 2003	476.8	(79.8)	(91.7)	(22.1)	(66.1)	217.1
Charge (credit) to equity for the year	—	—	—	—	10.7	10.7
Charge (credit) to profit or loss for the year	(33.0)	2.2	25.1	1.7	26.2	22.2
Effect of change in tax rates	(4.0)	0.2	0.1	0.9	0.2	(2.6)
Acquisition	—	—	—	—	(1.9)	(1.9)
Transfers to other accounts	0.7	(1.2)	1.0	—	4.4	4.9
Translation effect	(27.9)	5.6	4.3	0.6	2.1	(15.3)

Net deferred tax liabilities at December 31, 2004	412.6	(73.0)	(61.2)	(18.9)	(24.4)	235.1
Charge (credit) to equity for the year	—	—	—	—	7.6	7.6
Charge (credit) to profit or loss for the year	(46.9)	20.7	(6.6)	3.9	8.4	(20.5)
Effect of change in tax rates	2.1	(0.3)	(0.4)	—	(0.3)	1.1
Acquisitions	(1.3)	—	—	—	(0.9)	(2.2)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to other accounts	2.0	—	0.8	—	(4.3)	(1.5)
Translation effect	53.8	(10.0)	(9.6)	(1.2)	(4.5)	28.5

Net deferred tax liabilities at December 31, 2005	422.2	(62.6)	(77.0)	(16.2)	(18.4)	248.0

At December 31, 2005, Delhaize Group had not recognized deferred tax assets of EUR 66.1 million, of which EUR 43.2 million relate to tax loss carryforwards, which if unused would expire at various dates between 2006 and 2024, EUR 3.4 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 2.6 million relate to unused tax credits and EUR 16.9 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

27. Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year, excluding shares purchased by the Group and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: convertible debt and share-based awards.

The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect. The dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration. Therefore, such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Approximately 1,186,076, 1,553,216 and 5,128,654 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2005, 2004 and 2003, respectively, because the effect was antidilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 is as follows:

(in millions of EUR, except numbers of shares)	2005	2004	2003
Net profit from continuing operations	373.6	354.1	294.5
Net profit from continuing operations attribuable to minority interests	4.9	6.1	5.7

Group share in net profit from continuing operations	368.7	348.0	288.8
Interest expense on convertible bond, net of tax	9.6	6.3	—

Group share in net profit from continuing operations for diluted earnings	378.3	354.3	288.8
Result from discontinued operations, net of tax	(3.8)	(52.3)	(9.9)

Group share in net profit for diluted earnings	374.5	302.0	278.9

Weighted average number of ordinary shares outstanding	93,933,653	92,662,700	92,096,668
Dilutive effect of share-based awards	1,700,363	1,437,522	313,670
Dilutive effect of convertible bond	5,263,158	3,526,316	—

Weighted average number of diluted ordinary shares outstanding	100,897,174	97,626,538	92,410,338

Basic earnings per ordinary share:
Group share in net profit from continuing operations	3.93	3.76	3.14
Result from discontinued operations, net of tax	(0.04)	(0.57)	(0.11)

Group share in net profit	3.89	3.19	3.03

Diluted earnings per ordinary share:
Group share in net profit from continuing operations	3.75	3.63	3.13
Result from discontinued operations, net of tax	(0.04)	(0.54)	(0.11)

Group share in net profit	3.71	3.09	3.02

28. Discontinued Operations

In the second quarter of 2005, Delhaize Group sold its 11 stores in Slovakia. In the first quarter of 2004, Delhaize Group closed 34 Kash n’ Karry stores mainly located on the East coast of Florida and in the Orlando market of the U.S. In 2004, Delhaize Group also divested its 36 Food Lion Thailand stores. In November 2003, Delhaize Group sold its 49% interest in the Singaporean retailer Shop N Save. The results from these operations have been classified as discontinued operations and are presented as such in the income statement.

An analysis of the result of discontinued operations and summary cash flow information is as follows:

(in millions of EUR, except per share information	2005	2004	2003
Sales and other revenues	13.0	75.2	309.3
Cost of sales	12.2	68.0	244.4
Other operating income	4.9	8.3	14.4
Selling, general and administrative expenses	4.2	25.2	90.1
Other operating expenses	5.4	63.1	1.6
Finance costs	1.4	2.6	1.9

Result before tax	(5.3)	(75.4)	(14.3)
Income tax	1.5	23.1	4.4

Result from discontinued operations (net of tax)	(3.8)	(52.3)	(9.9)

Basic earnings per share from discontinued operations	(0.04)	(0.57)	(0.11)
Diluted earnings per share from discontinued operations	(0.04)	(0.54)	(0.11)
Operating cash flows	(1.7)	0.6	(12.5)
Investing cash flows	9.6	2.8	(1.8)
Financing cash flows	(7.9)	(3.7)	(2.2)

Total cash flows	—	(0.3)	(16.5)

The pre-tax gain (loss) recognized on the remeasurement or sale of assets related to discontinued operations was EUR 4.1 million, EUR (18.4) million and EUR (1.3) million in 2005, 2004 and 2003, respectively, and was recorded in other operating income or other operating expenses in discontinued operations. In addition, the expenses associated with store closings and recorded in other operating expenses in discontinued operations were EUR 4.7 million, EUR 43.5 million and EUR (0.1) million in 2005, 2004 and 2003, respectively.

Assets related to discontinued operations were not classified as “held for sale” because they were either sold as of December 31 of each year or did not meet the probability of sale within the one-year period criterion.

29. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management. For associates of its non-U.S. operating companies, Delhaize Group offers stock option and warrant plans. For associates of its U.S.-based companies, the Group offers stock option, warrant and restricted stock plans.

Under the warrant plans, the exercise by an associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock plans are based on existing shares.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2005, there were options outstanding to acquire 158,752 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan and 1988 and 1998 Hannaford Plans; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America’s 2000 Stock Incentive Plan also provided for restricted stock grants. As of December 31, 2005, there were grants for 6,939 restricted ADRs outstanding under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the Delhaize Group 2002 Stock Incentive Plan.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADRs are granted to the recipients with respect to restricted stock unit awards until the applicable vesting dates.

Options granted under the Delhaize Group 2002 Stock Incentive Plan vest ratably over a three-year period and expire ten years from the grant date. Under the 2002 Restricted Stock Unit Award Plan, the Group commits to deliver shares to certain members of U.S. management, at no cost to plan participants, over a five-year period starting at the end of the second year after the award.

Options granted to associates of non-U.S. operating companies generally vest after 3  1/2 years. Options generally expire seven years from the grant date although a three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years.

In accordance with Belgian law, most of the beneficiaries of the 2001 and 2002 stock option and 2000 warrant plans agreed to extend the exercise period of their stock options and/or warrants under these plans. The very few beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiry dates of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan) respectively. As a result of this three-year extension, an incremental fair value per option or warrant for the 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Warrant Plan of EUR 1.0, EUR 1.1 and EUR 1.2, respectively, has been estimated. The incremental fair value of the stock options and warrants has been calculated as of the date of the extension decision using a Black-Scholes pricing model with the following assumptions:

	2002 Plan	2001 Plan	2000 Plan
Expected dividend yield (%)	3.6	3.6	3.6
Expected volatility (%)	41.3	41.3	41.3
Risk-free interest rate (%)	3.5	3.5	3.5
Expected term (years)	5.8	4.8	3.8

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on management’s best estimate upon consideration of non-transferability and exercise restrictions.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The fair value of options and warrants is calculated using the Black-Scholes valuation model. The fair value of share-based awards is expensed over the applicable vesting period. Compensation expense is adjusted to reflect expected and actual levels of vesting. Share-based compensation expense for 2005, 2004 and 2003 was EUR 27.6 million, EUR 24.3 million and EUR 24.3 million, respectively.

Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2005 Stock Option Plan	June 2005	181,226	181,226	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock Option Plan	June 2004	237,906	237,305	EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock Option Plan	June 2003	378,700	375,700	EUR 25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock Option Plan	June 2002	158,300	154,300	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012	(1)
2001 Stock Option Plan	June 2001	134,900	126,900	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011	(1)
2000 Warrant Plan	May 2000	115,000	106,600	EUR 63.10	461	June 2004 - Dec. 2009	(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warants are still bound by the initial expiry dates of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercice Price (in EUR)
2003
Outstanding at beginning of year	400,000	59.99
Granted	378,700	25.81
Exercised	—	—
Forfeited	(6,575)	58.75
Expired	—	—

Outstanding at end of year	772,125	43.24

Options exercisable at end of year	—	—

2004
Outstanding at beginning of year	772,125	43.24
Granted	237,906	38.74
Exercised	—	—
Forfeited	(6,538)	50.67
Expired	—	—

Outstanding at end of year	1,003,493	47.16

Options exercisable at end of year	107,200	63.10

2005
Outstanding at beginning of year	1,003,493	47.16
Granted	181,226	48.11
Exercised	—	—
Forfeited	(2,688)	49.29
Expired	—

Outstanding at end of year	1,182,031	43.02

Options exercisable at end of year	233,500	63.68

The weighted average fair value of options granted is EUR 16.52, EUR 14.33 and EUR 7.61 per option for 2005, 2004 and 2003 respectively. The fair value of each option was estimated on the date of grant using a Black-Scholes pricing model with the following assumptions:

	2005	2004	2003
Expected dividend yield (%)	2.3	2.6	3.6
Expected volatility (%)	39.7	41.0	41.3
Risk-free interest rate (%)	2.9	3.7	3.4
Expected term (years)	5.3	5.3	5.3

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive Plan - warrants	May 2005	1,096,385	1,041,227	USD 60.76		2,862	Exercisable until 2015
	May 2004	1,517,988	1,184,389	USD 46.40		5,449	Exercisable until 2014
	May 2003	2,132,043	1,163,069	USD 28.91		5,301	Exercisable until 2013
	May 2002	3,853,578	1,491,424	USD 13.40 - USD 76.87	*	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive Plan - options	Various	664,925	123,366	USD 36.87 -USD 56.10	**	4,497	Various
Various	Various	35,386	35,386	USD 15.22 -USD 78.75		393	Various

*	Weighted average exercise price of USD 46.86 at December 31, 2005.
**	Weighted average exercise price of USD 47.02 at December 31, 2005.

Activity related to the Delhaize Group 2002 Stock Incentive Plan is as follows:

	Shares	Weighted Average ExercicePrice (in EUR)
2003
Outstanding as of the effective date of the share exchange	4,410,667	44.39
Granted	2,136,675	28.94
Exercised	(380,704)	27.71
Forfeited/expired	(555,629)	47.14

Outstanding at end of year	5,611,009	39.37

Options exercisable at end of year	2,018,471	41.32

2004
Outstanding at beginning of year	5,611,009	39.37
Granted	1,520,178	46.43
Exercised	(1,410,938)	39.21
Forfeited/expired	(296,068)	43.54

Outstanding at end of year	5,424,181	41.15

Options exercisable at end of year	1,963,278	42.72

2005
Outstanding at beginning of year	5,424,181	41.15
Granted	1,105,043	60.74
Exercised	(1,194,121)	39.70
Forfeited/expired	(296,242)	45.15

Outstanding at end of year	5,038,861	45.49

Options exercisable at end of year	2,223,274	42.59

The weighted average share price at the date of exercise was USD 64.26, USD 55.99 and USD 32.09 at 2005, 2004 and 2003, respectively.

The weighted average fair value of options granted was USD 18.28, USD 15.33 and USD 8.44 per option for 2005, 2004 and 2003, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield (%)	2.3	2.6	3.6
Expected volatility (%)	39.7	41.0	41.3
Risk-free interest rate (%)	3.7	3.9	2.4
Expected term (years)	4.1	4.7	5.4

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on historical ten-year option activity.

The following table summarizes options outstanding and options exercisable as of December 31, 2005, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize America stock option plans:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 15.22 - USD 46.40	2,792,516	7.20	36.93
USD 46.56 - USD 60.76	2,170,137	7.56	55.42
USD 60.93 - USD 78.75	76,209	2.92	76.08

USD 15.22 - USD 78.75	5,038,861	7.29	45.49

Restricted shares granted to associates of U.S. operating companies under the restricted stock plans is as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize America 2002 Restricted Stock Unit Plan	May 2005	145,868	138,511	204	25% of the grant will become unrestricted each year starting on the second Anniversary following the date of the Grant

	May 2004	179,567	157,639	193

	May 2003	249,247	155,455	185

	May 2002	120,906	37,348	140

Delhaize America 2000 Stock Incentive Plan- restricted ADRs	Various	342,771	6,939	128

Activity related to the restricted stock plans is as follows:

Share
2003
Outstanding at beginning of year	204,074
Granted	249,247
Released from restriction	(52,336)
Forfeited/expired	(12,423)

Outstanding at the end of year	388,562

2004
Outstanding at beginning of year	388,562
Granted	179,567
Released from restriction	(63,230)
Forfeited/expired	(3,827)

Outstanding at end of year	501,072

2005
Outstanding at beginning of year	501,072
Granted	145,868
Released from restriction	(137,570)
Forfeited/expired	(13,478)

Outstanding at end of year	495,892

The weighted average fair value at date of grant for restricted shares granted during 2005, 2004 and 2003 was USD 60.76, USD 46.40 and USD 28.91, respectively, based on the share price at the grant date.

30. Cost of Sales

(in millions of EUR)	2005	2004	2003
Product cost, net of vendor allowances and cash discounts	13,421.8	13,008.5	13,504.5
Purchasing, distribution and transportation costs	509.1	471.9	474.7

Total	13,930.9	13,480.4	13,979.2

31. Employee Benefit Expense

Employee benefit expense for continuing operations was:

(in millions of EUR)	2005	2004	2003
Wages, salaries and short term benefits including social security	2,437.2	2,270.7	2,315.4
Share option expense	27.6	24.3	24.3
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	51.8	47.4	53.6

Total	2,516.6	2,342.4	2,393.3

Employee benefit expense was charged to earnings as follows:

(in millions of EUR)	2005	2004	2003
Cost of sales	303.4	289.1	300.2
Selling, general and administrative expenses	2,213.2	2,053.3	2,093.1
Results from discontinued operations	1.3	7.8	36.8

Total	2,517.9	2,350.2	2,430.1

Employee benefit expense from continuing operations by segment was:

(in millions of EUR)	2005	2004	2003
United States	1,808.8	1,686.9	1,774.4
Belgium	540.4	502.7	478.5
Greece	107.9	100.2	96.7
Emerging Markets	36.3	33.1	29.1
Corporate	23.2	19.5	14.6

Total	2,516.6	2,342.4	2,393.3

32. Executive Management and Board of Directors Compensation

Compensation of Directors

The individual remuneration granted for the fiscal years 2005, 2004 and 2003 is set forth in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in thousands of EUR)	2005	2004	2003
Non-executive Directors
Baron de Vaucleroy(1)	—	140	140
Baron Jacobs (since May 22, 2003)(2)	140	70	43
Roger Boin (until May 22, 2003)	—	—	27
Baron de Cooman d’Herlinckhove (until May 26, 2005)	28	70	70
Count de Pret Roose de Calesberg	70	70	70
Jacques de Vaucleroy (since May 26, 2005)	42	—	—
Hugh Farrington (since May 26, 2005)	42	—	—
William G. Fergusson (until May 27, 2004)	—	28	70
Count Goblet d’Alviella	70	70	70
Jacques Le Clercq (until May 22, 2003)	—	—	27
William McCanless (until July 31, 2003)	—	—	40
Robert J. Murray(3)	80	80	80
Dr. William Roper (since July 31, 2003)	70	70	30
Didier Smits	70	70	70
Philippe Stroobant (until May 26, 2005)	28	70	70
Baron Vansteenkiste (since May 26, 2005)	42	—	—
Frans Vreys (until May 26, 2005)	28	70	70

Total remuneration non-executive directors	710	808	877
Executive Director
Pierre-Olivier Beckers(4)	70	70	60

Total for all directors	780	878	937

(1)	Chairman of the Board until December 31, 2004.
(2)	Chairman of the Board since January 1, 2005.
(3)	Chairman of the Audit Committee.
(4)	The amounts solely relate to the remuneration of the executive director as director and excludes his compensation as executive that is separately disclosed below.

Compensation of the Executive Management

The tables below set forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2003, 2004 and 2005 to the Chief Executive Officer and the other members of the Executive Committee. For more details on the share-based incentive plans, see Note 29.

	2005	2004	2003
Restricted Stock Unit Awards	39,548	47,072	71,566
Stock Options and Warrants	112,749	119,082	213,289

	2005
	Restricted Stock Unit Awards	Stock Options/ Warrants
Pierre-Olivier Beckers - CEO	11,315	34,420
Rick Anicetti	8,718	16,435
Renaud Cogels	—	13,442
Jean-Claude Coppieters ‘t Wallant	—	5,201
Arthur Goethals	—	6,102
Ron Hodge	6,304	11,883
Craig Owens	7,289	13,741
Michael Waller	6,113	11,525

Total	39,548	112,749

The aggregate amount of compensation earned by the members of the Executive Management for services provided in all capacities to the Company and its subsidiaries is set forth in the following table.

All amounts represent gross amounts before deduction of withholding taxes and social security levies. These amounts do not include the compensation of the CEO as director of the Company that is separately disclosed above, employer social security contributions and share-based compensation expense that are separately disclosed below. For 2005, they include the pro-rata share of compensation of the two new members of the Executive Management, appointed on September 14, 2005.

(in millions of EUR)	2005			2004	2003
	CEO	Other Members of the Executive Management	Total
Number of persons	1	9	10	8	8

Base pay	0.9	3.4	4.3	4.0	3.9
Annual bonus	0.5	1.5	2.0	2.6	2.4
Other short-term benefits(1)	0.02	0.1	0.1	0.1	0.1

Total short-term benefits	1.4	5.0	6.4	6.7	6.4
Retirement and post-employment benefits(2)	0.3	0.3	0.6	0.6	0.4
Other long-term benefits(3)	0.5	1.3	1.8	2.7	1.4

Total compensation	2.2	6.6	8.8	10.0	8.2

(1)	Other short-term benefits include the use of a Company car, as well as employee and dependant life insurance, welfare benefits and financial planning for U.S. members of the Executive Management.
(2)	The members of the Executive Management benefit from corporate pension plans that vary by region, including a defined benefit group insurance plan for Europe-based members, that is contributory and based on the individual’s career length with the Company. U.S.-based members of the Executive Management participate in profit sharing plans as well as defined benefit plans. Figures indicated in the schedule represent the employer contributions to the plans for defined contribution plans and the employer service costs for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was set up in 2003. The grants of the performance cash component provide for performance-based cash payments to the grant recipients at the end of three-year performance periods, with a transition period ending in 2006. Amounts indicated represent the amount expensed by the Company during the reference year, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Employer social security contribution for the members of the Executive Management in the aggregate was EUR 1.0 million, EUR 1.1 million and EUR 0.8 million for 2005, 2004 and 2003, respectively.

Share-based compensation expense for the members of the Executive Management in the aggregate was EUR 3.3 million, EUR 3.4 million and EUR 2.5 million for 2005, 2004 and 2003, respectively.

33. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2005	2004	2003
Rental income	32.2	28.8	26.8
Recycling income	14.9	14.8	14.3
Gains on sale of property, plant and equipment	4.4	4.2	15.7
Gains on the disposal of a consolidated subsidiary	—	—	9.5
Services rendered to wholesale customers	2.5	2.9	2.4
Other	19.7	19.7	18.2

Total	73.7	70.4	86.9

34. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment and impairment losses.

(in millions of EUR)	2005	2004	2003
Store closing and restructuring expenses	11.7	1.4	37.2
Impairment losses	11.8	10.8	28.8
Losses on sale of property, plant and equipment	18.7	12.4	17.2
Hurricane-related expenses*	1.5	6.0	15.0
Other	0.7	1.0	7.6

Total	44.4	31.5	105.7

*	Hurricane-related expenses are net of insurance recoveries of EUR 3.2 million in 2004 for losses incurred in 2003.

35. Finance Costs

(in millions of EUR)	2005	2004	2003
Interest on current and long-term borrowings	225.2	212.6	236.9
Losses (gains) on early retirement of debt	—	3.6	—
Interest on obligations under finance leases	78.2	81.2	73.6
Interest charged to closed store provisions	9.4	11.2	13.6
Amortization of debt premiums/discounts and financing costs	10.3	7.9	3.8
Amortization of deferred loss on hedges	6.7	7.0	7.5
Fair value losses (gains) on currency swaps	(5.0)	2.3	6.1
Foreign currency losses (gains) on debt instruments	3.3	(3.9)	(6.1)
Other finance costs	1.9	3.0	4.4
Less: capitalized interest	(3.0)	(1.7)	(2.8)

Total	327.0	323.2	337.0

Borrowing costs attributable to the construction or production of qualifying long-lived assets were capitalized using an average interest rate of 7.3%, 8.1% and 8.2% in 2005, 2004 and 2003 respectively.

36. Income from Investments

(in millions of EUR)	2005	2004	2003
Interest and dividend income from bank deposits and securities	25.5	17.5	10.3
Amortization of discounts (premiums) on securities	(0.7)	(0.8)	(0.4)
Gains (losses) on sale of securities	0.2	—	(0.8)
Foreign currency gains (losses) on financial assets	4.1	4.2	(1.5)
Other investing (losses) income	(2.9)	(6.2)	5.2

Total	26.2	14.7	12.8

37. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement are as follows:

(in millions of EUR)	2005	2004	2003
Cost of sales	0.1	—	(0.1)
Selling, general and administrative expenses	0.2	(1.0)	0.7
Finance costs	3.3	(3.9)	(6.1)
Income from investments	(4.1)	(4.2)	1.5
Result from discontinued operations	(0.1)	(0.1)	—

Total	(0.6)	(9.2)	(4.0)

38. Supplemental Cash Flow Information

(in millions of EUR)	2005	2004	2003
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	53.5	76.2	39.9
Capitalized lease obligations terminated for store properties and equipment	4.0	10.5	18.9
Construction in progress accruals	19.3	—	—

39. Hyperinflation

Until December 31, 2003, Romania was considered to be a country with a hyperinflationary economy. Therefore, the 2003 financial statements of our Romanian subsidiaries were restated for the changes in the general purchasing power of the functional currency. The financial statements of the Romanian companies were based on a historical approach.

40. Related Party Transactions

In June 2004, Delhaize Group sold its 70.0% interest in Super Dolphin, a non-operating company of the Mega Image Group, to the former executives of Super Dolphin. In the same period, Delhaize Group also acquired most of the remaining interests of the other companies related to its Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). Delhaize Group paid an aggregate price of EUR 0.3 million for all those transactions.

Several of the Group’s subsidiaries provide for post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24.

41. Commitments

Capital expenditures contracted for at the balance sheet date but not yet incurred as of December 31, 2005 amounted to EUR 28.5 million for property, plant and equipment.

Commitments related to lease obligations are disclosed in Note 19.

42. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or that may arise in the future will not have a material adverse effect on its business or financial statements.

Delhaize Group continues to experience tax audits in jurisdictions where it does business, which it considers to be part of its ongoing business activity. In particular, Delhaize Group has experienced an increase in audit and assessment activity during both its 2004 and 2005 fiscal years in the United States and Greece. Although some audits have been settled in both the United States and Greece during 2005, Delhaize Group expects continued audit activity in both of these juridictions in 2006. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of its filing positions, Delhaize Group also believes it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operation.

43. Subsequent Events

In February 2006, Delhaize Group reimbursed 5.5% bonds in the amount of EUR 150 million, using a combination of available cash, the proceeds from the issuance of EUR 50 million medium-term notes in November 2005 (see Note 17) and amounts borrowed under existing credit facilities.

In April 2006, Delhaize America redeemed a 7.375% bond in the amount of USD 563.5 million (EUR 477.7 million) bond using a combination of available cash and amounts borrowed under the existing credit facilities.

On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax), or a total gross dividend of EUR 114.5 million.

44. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2005	2004	2003
Aidi Center SPRL	Belgium	—	100.0	100.0
Alfa-Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	60.6	50.6	50.6
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	70.0
Backambacht NV(7)	Schietstandlaan 9, 2300 Turnhout, Belgium	100.0	—	—
Bevermart NV(7)	Heppensesteenweg 34, 3581 Beringen, Belgium	100.0	—	—
Bonney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Bugmart NV(7)	Kerkstraat 90, 9255 Buggenhout, Belgium	100.0	—	—
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Siam, Ltd.(1)	Thailand	100.0	100.0	100.0
Delhaize The Lion America, Inc.	950 East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Asia, Ltd.	Hong Kong	—	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Solid Group Building 104, Floor 5, Soi Pattanakarn 40
	(Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delrest, Inc.(1)	950 East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delshop SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delvita A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delvita SK, s.r.o.(2)	Slovakia	100.0	100.0	100.0
Distra NV	Belgium	—	100.0	—
Distri Group 21 NV(7)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	—	—
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Ecad NV(7)	Stationsstraat 19, 9900 Eeklo, Belgium	100.0	—	—
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece	60.6	50.6	50.6
Esmart NV(7)	Floris Primsstraat 24, 2280 Grobbedonk, Belgium	100.0	—	—
Essex Realty Corp., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Flashmarkt NV(7)	Lindenlaan 3, 2340 Beerse, Belgium	100.0	—	—
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0

Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(3)	Thailand	100.0	100.0	100.0
Food Lion Thailand, Inc.(3)	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Golden Power 95 Com S.R.L.	Romania	—	100.0	100.0
Haagmart NV(7)	Markt 10, 3150 Haacht, Belgium	100.0	—	—
Hannabro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros., Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hermfri NV(7)	Molsebaan 34, 2480 Dessel, Belgium	100.0	—	—
Heulcad NV(7)	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	—	—
Huro NV(7)	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	—	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(7)	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	—	—
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kastelmart NV(7)	Markt 41, 2460 Kasterlee, Belgium	100.0	—	—
Katdrink NV(7)	Leliestraat 59, 2860 Sint-Katelijne-Waver, Belgium	100.0	—	—
Katmart NV(7)	Leliestraat 59, 2860 Sint-Katelijne-Waver, Belgium	100.0	—	—
Koermart NV(7)	Pieter Vanhoudtstraat 49, 3582 Beringen, Belgium	100.0	—	—
Kommar NV(7)	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	—	—
Ledemart NV(7)	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	—	—
Leoburg NV(7)	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	—	—
Lion Garden Food Company, Ltd. (3)	Thailand	100.0	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV(7)	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	—	—
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	99.9	99.9	86.0
Mega Dolphin S.A.	Romania	—	100.0	81.4
Mega Image S.R.L.	Bd. Ion Mihalache nr. 92 bl. A2-44, et. 1, sector 1, Bucharest, Romania	100.0	100.0	70.0
Merelmart NV(7)	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	—	—
Molmart NV(7)	‘T Laar 2, 2400 Mol, Belgium	100.0	—	—
NP Lion Leasing & Consulting, Ltd.(1)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites,	100.0	100.0	70.0
	P.C. 1082, Nicosia, Cyprus
Octomarket NV(7)	Poederleeseweg 25, 2275 Lille, Belgium	100.0	—	—
Parkshopping NV(7)	Parklaan 170, 2300 Turnhout, Belgium	100.0	—	—
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Avenue de la Gare 65, 1611 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Regab B.V.	The Netherlands	—	100.0	100.0
Rethy NV(7)	Grote Markt 14C, 2260 Westerlo, Belgium	100.0	—	—
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.	100.0	100.0	100.0
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(7)	Parklaan 170, 2300 Turnhout, Belgium	100.0	—	—
Shop ‘N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
SID SA	Belgium	—	—	100.0
Svemark B.V.	The Netherlands	—	100.0	100.0
Super Dolphin S.A.	Romania	—	—	70.0
Supermarkten Voeten-Hendrickx NV(7)	Markt 18, 2470 Retie, Belgium	100.0	—	—
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland	100.0	100.0	100.0
Trofo S.A.	Greece	—	—	50.6
Vadis SPRL	Belgium	—	100.0	100.0
Vangeelder NV(7)	Logen 6, 2440 Geel, Belgium	100.0	—	—
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	—
Viginti NV(7)	Bruulstraat 2, 9450 Haaltert, Belgium	100.0	—	—
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Warenhuizen Troukens-Peeters NV(1)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Wilmart NV(7)	Dendermondsesteenweg 31, 2830 Willebroek, Belgium	100.0	—	—
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures - proportionally consolidated
		Ownership Interest in %
		2005	2004	2003
Shop ‘N Save, PLC(4)	Singapore	—	—	49.0
P.T. Lion Super Indo, LLC(5)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

C. Associated Companies - Accounted for under the equity method:
Super Discount Markets, Inc.(6)	Thornton Road 420, Lithia Springs, GA 30057, U.S.A.	60.0	60.0	60.0
Debarry Center	U.S.A.	—	50.0	50.0

(1)	In liquidation.
(2)	In February 2005, Delhaize Group discontinued its operations in Slovakia.
(3)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(4)	Delhaize Group sold its 49% interest in Shop N Save in November 2003. Shop N Save was accounted for as a joint venture because Delhaize Group shared control over it with another party.
(5)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,
	2005	2004	2003
Non-current assets	4.2	4.1	4.8
Current assets	10.2	7.3	7.5
Non-current liabilities	0.5	—	0.5
Current liabilities	7.0	6.0	6.4

Sales and other revenue of Super Indo included in the Group’s result was EUR 55.7 million, EUR 55.2 million and EUR 52.7 million for 2005, 2004 and 2003, respectively. Net income of Super Indo, LLC included in the Group’s results was EUR 1.6 million, EUR 1.4 million and EUR 0.5 million, in 2005, 2004 and 2003, respectively.

(6)	On November 12, 2001, Super Discount Markets (SDM) filed for protection under Chapter 11 of the U.S. bankruptcy code and is in liquidation. Since filing for bankruptcy, SDM is accounted for under the equity method for a value of zero.
(7)	Companies acquired as part of the acquisition of Cash Fresh in May 2005.

45. Adoption of International Financial Reporting Standards

Delhaize Group adopted International Financial Reporting Standards (“IFRS”) as of January 1, 2003. The Group adopted all of the standards and interpretations by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) that are relevant to its operations and effective for accounting periods beginning January 1, 2003. The adoption of these standards and interpretations has resulted in changes to the Group’s accounting policies (see Note 2). The impact of the changes in the Group’s accounting policies and standards on shareholder’s equity and group share in net profit as a result of the conversion from its previous reporting standards under Belgian GAAP to IFRS are noted below.

Reconciliation of Shareholders’ Equity

(in millions of EUR)	Explanations		December 31, 2004	December 31, 2003	January 1, 2003
Shareholders’ equity according to Belgian GAAP			3,358.3	3,333.8	3,528.7
Minority interests according to Belgian GAAP			47.8	35.3	34.3

Total equity according to Belgian GAAP			3,406.1	3,369.1	3,563.0
Effects of adopting IFRS (net of tax):
Effect of changes in foreign exchange rates on goodwill arising in business combinations	1		(659.4)	(557.5)	(269.9)
Deferred loss on hedge instrument	2		(28.6)	(35.1)	(47.2)
Treasury shares	3		(16.4)	(12.9)	(5.9)
Reversal of asset revaluations	4		(19.2)	(13.0)	(13.6)
Reversal of amortization of goodwill and trade names	5	(a)	206.7	112.3	12.3
Impairment of goodwill and trade names	5	(b)	(65.3)	(93.3)	(107.5)
Leases	6		(3.6)	(1.4)	(1.2)
Recognition of vendor allowances	7		(13.8)	(11.9)	(19.2)
Dividends not formally declared	8		105.3	92.8	81.3
Derivative instruments	9		0.7	3.9	(1.1)
Change in accounting policy for inventory	10		—	—	(51.8)
Impairment of assets	11		(12.4)	(12.8)	(19.3)
Pension plans	12		(32.6)	(35.6)	(43.4)
Closed store provision	13		(1.2)	(1.3)	16.6
Share-based compensation	14		16.7	11.7	7.9
Capitalized software and interest	15		1.2	1.9	2.0
Hyperinflation in Romania	16		4.2	4.7	3.6
Deferred tax adjustment related to business combinations	17		(11.6)	(12.5)	—
Minority interests	18		(5.3)	(4.9)	(5.0)
Convertible bond	19		16.7	—	—
Adjustment related to the Alfa-Beta tax audits	20		(11.4)	(3.2)	(1.2)
Other	21		3.8	2.7	1.2

Total equity according to IFRS including minority interests			2,880.6	2,803.7	3,101.6

Reconciliation of Net Profit

(in millions of EUR)	Explanations		2004	2003
Group share in net profit according to Belgian GAAP			211.5	171.3
Effects of adopting IFRS (net of tax):
Treasury shares	3		(4.3)	(7.3)
Depreciation on revaluation of assets	4		1.3	0.4
Reversal of amortization of goodwill and trade names	5	(a)	100.0	105.3
Impairment of goodwill and trade names	5	(b)	23.1	(5.6)
Leases	6		(2.2)	0.2
Recognition of vendor allowances	7		(1.4)	5.6
Directors’ compensation	8		—	(0.7)
Derivative instruments	9		(3.2)	5.4
Change in accounting policy for inventory	10		—	48.1
Impairment of assets	11		(0.7)	3.7
Pension plans	12		2.3	3.7
Closed store provision	13		—	(16.3)
Share-based compensation	14		(22.0)	(21.2)
Deferred tax adjustment related to business combinations	17		—	(14.0)
Convertible bond	19		(2.2)	—
Adjustment related to the Alfa-Beta tax audits	20		(4.1)	(1.0)
Other	21		(2.4)	1.3

Group share in net profit according to IFRS			295.7	278.9

Explanation of Differences Between Belgian GAAP and IFRS

1.	Under Belgian GAAP, goodwill arising from business combinations was considered an asset of the acquiring company and recorded in the functional currency of the acquiring company. As a result, certain goodwill was not impacted by the effect of changes in foreign exchange rates. Under IFRS, the goodwill arising from business combinations is treated as an asset of the acquired company and is recorded in the acquired company’s currency at the dates of the business combinations. The IFRS adjustment primarily relates to the impact of the depreciation of the U.S. dollar to euro on goodwill since the 2001 share exchange with Delhaize America.

2.	Under Belgian GAAP, the deferred loss (net of tax) on the interest rate hedge agreement related to securing the financing for the acquisition of Hannaford by Delhaize America, was classified as “prepaid expenses.” Under IFRS, this deferred loss (net of tax) is recorded in equity. For both Belgian GAAP and IFRS, the deferred loss is amortized over the life of the underlying debt instruments.

3.	Under Belgian GAAP, Delhaize Group recorded its own shares or ADSs that it purchased (“treasury shares”) as assets. The treasury shares were maintained at the lower of cost or market with the resulting change in value recorded in the income statement. Under IFRS, treasury shares are recorded at cost and included in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of Delhaize Group’s own equity instruments.

4.	Under Belgian GAAP, specific property, plant and equipment of certain companies of Delhaize Group was revalued according to the applicable laws of each country. The resulting unrealized gains were added to revaluation reserves, which were classified in shareholders’ equity. The revaluation amounts were depreciated over the lives of the related assets. Under IFRS, Delhaize Group has opted to record all property, plant and equipment at cost less accumulated depreciation and impairment. There are no revaluation reserves.

5.	(a) Under Belgian GAAP, goodwill and intangible assets were amortized for no more than 40 years. Under IFRS, Delhaize Group does not amortize goodwill and intangible assets with indefinite lives. The amortization of goodwill and trade names recorded in 2003 and 2004 under Belgian GAAP was reversed for IFRS. The amortization recorded on trade names prior to January 1, 2003 was also reversed in accordance with IAS 38 “Intangible Assets.”

(b) Under Belgian GAAP, goodwill and intangible assets with indefinite lives were reviewed for impairment when a change in operational or economic circumstances occurred that would indicate that a permanent diminution in value existed. If the carrying amount of goodwill or other intangible assets was greater than the fair value, Delhaize Group recorded an impairment loss to reduce the goodwill or intangible asset’s carrying amount to fair value in the period the change in operational or economic circumstances was observed.

Under IFRS, goodwill and indefinite lived intangible assets are tested for impairment annually and whenever there is an indication of impairment, by comparing the carrying amount of goodwill and indefinite lived intangible assets to their recoverable amount in compliance with IAS 36 “Impairment of Assets.”

The impairment test of goodwill and indefinite lived intangible assets completed as of January 1, 2003 (the date of transition to IFRS) resulted in impairment of the Kash n’ Karry trade name in the amount of EUR 28.6 million, net of tax of EUR 16.4 million, the Kash n’ Karry goodwill in the amount of EUR 74.9 million, and the Food Lion Thailand goodwill in the amount of EUR 4.0 million. The impairment of Kash n’ Karry’s trade name and goodwill reflects the deteriorating operating performance of Kash n’Karry due to the highly competitive Florida market. The impairment of the Food Lion Thailand goodwill was primarily attributable to the heightened competitive market in Thailand. Under Belgian GAAP, impairment of Food Lion Thailand goodwill was recorded in 2003 and impairment of the Kash n’ Karry trade name was recorded in 2004. Kash n’ Karry goodwill was not impaired under Belgian GAAP because goodwill was allocated to the Delhaize America level and not the operating entity level as it is for IFRS. The operating entity level is the lowest level at which goodwill is monitored under IFRS.

Under IFRS, the impairment test of goodwill involves comparing the recoverable value (the higher of value in use and fair value less cost to sell) of each operating company with its carrying value, including goodwill. The recoverable amount of each operating entity in the United States is determined based on value-in-use calculations. These calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business in which each entity operates. The fair value of each operating entity, calculated under the discounted cash flow method, is compared with the market value, based on earnings multiples paid for similar companies in the market, for reasonableness. The recoverable value for non-U.S. entities is based primarily on market multiples with the discounted cash flow method applied when the market multiple approach indicates that impairment may exist.

Trade names are tested for impairment by comparing their recoverable value with their carrying value. The fair value of trade names was estimated using revenue projections of each operating entity and applying an estimated royalty rate.

Key assumptions used for testing assets for impairment at January 1, 2003 were:

	Food Lion	Hannaford	Kash n’ Karry
Growth rate*	2.0%	2.0%	2.0%
Discount rate**	9.0%	9.0%	9.0%
Royalty rate***	0.45%	0.70%	0.28%

*	Weighted average growth rate used to extrapolate revenue beyond the budget period.
**	After tax discount rate applied to the cash flow projections.
***	Royalty rate applies to trade names only.

6.	Although both Belgian GAAP and IAS 17 “Leases” require the capitalization of leases for which substantially all the risks and rewards of ownership have been transferred from the lessor to the lessee, IFRS is more prescriptive in defining finance lease criteria. As a result, Delhaize Group has capitalized certain leases for IFRS that it classified as operating leases under Belgian GAAP. In addition, certain losses on sale lease backs that were deferred under Belgian GAAP, are immediately recognized in net profit for IFRS.

7.	Under Belgian GAAP, amounts received from suppliers for in-store promotions and co-operative advertising were recognized in other operating income when the activities required by the supplier were completed. IFRS does not include any industry specific revenue recognition guidance. Therefore, Delhaize Group has adopted an accounting policy similar to US GAAP EITF 02-16 “Accounting by a Reseller or Cash Consideration Received” for accounting for vendor allowances. Cash consideration received from a vendor is presumed to be a reduction in the cost of inventory and is recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products.

8.	Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved at the annual Ordinary General Meeting, which is held subsequent to year-end, was recognized as a liability at year-end. Under IFRS, such dividends are not considered an obligation until approved. In addition, directors’ fees, which were directly deducted from equity under Belgian GAAP through 2003, are recorded as operating expenses under IFRS.

9.	Under Belgian GAAP, the accounting for derivative instruments denoted as a hedge was determined by the accounting for the underlying hedged instrument. If the underlying hedged item was maintained at cost, the derivative instrument was maintained at cost or if the underlying hedged item was marked to market, the derivative instrument was marked to market.

Accounting for derivatives under IFRS is governed by IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation.” Under IAS 39, if a derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the portion of the hedged item attributable to the hedged risk are recognized in profit or loss. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative are recorded in equity and recognized in the income statement when the hedged item affects earnings. Therefore, the result of accounting for derivatives under IFRS is significantly different than under Belgian GAAP.

In December 2003, Delhaize America cancelled USD 100 million of its interest rate swaps. Under Belgian GAAP, the realized loss on the unwinding of the swap was recorded in net profit. Under IFRS, the loss is deferred and amortized over the remaining period of the original underlying hedged item.

10.	In the second quarter of 2003, Food Lion and Kash n’ Karry changed their method of accounting for store inventories from the retail method to the average item cost method. As a result, Delhaize Group decided to change its accounting policy for inventory from the “First In First Out” (FIFO) method to the average cost method. For Belgian GAAP, this change in accounting method resulted in a charge to net profit in 2003. IFRS 1 requires an entity to use the same accounting polices in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. Therefore, Delhaize Group has adjusted the January 1, 2003 shareholders’ equity to reflect this change in accounting policy.

11.

Under Belgian GAAP, Delhaize Group reviewed fixed assets for impairment when an event had occurred that would indicate that a permanent diminution of value existed (e.g., store closing decision). If the net carrying value of an asset was greater than its fair value, Delhaize Group recorded an impairment loss to reduce the asset’s net carrying value to fair value in the period the change in the operational or economic circumstances of the asset was observed. Under IFRS, Delhaize Group assesses assets at each reporting date to determine whether there is an indication that the asset may be impaired. If there is an indication of impairment, the asset is tested for impairment by comparing the asset carrying amount to its recoverable amount (the higher of value in use and fair value less cost to sell). Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified for a retail store, Delhaize Group compares the store’s estimated recoverable value to its carrying value and record impairment loss if appropriate. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations.

12.	Under Belgian GAAP, Delhaize Group accounted for its pension liabilities under US GAAP’s SFAS No. 87 “Employers’ Accounting for Pensions” for its U.S. operations, although the minimum pension liability recorded in other comprehensive income for US GAAP was classified in prepayments for Belgian GAAP. For all other subsidiaries pension expense was recorded as contributions were made. Under IFRS, Delhaize Group accounts for its pension plans under IAS 19 “Employee Benefits.” Delhaize Group elected to apply the option under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” to recognize all unrecognized actuarial gains and losses as of January 1, 2003. Delhaize Group uses the corridor approach under IAS 19 for amortizing actuarial gains and losses arising after January 1, 2003.

13.	The timing for recognizing store closing costs may be different under IFRS and Belgian GAAP. Under Belgian GAAP, store closing reserves were recorded when the decision to close the store was made. Under IFRS, store closing costs are recorded at the moment the Company has a detailed formal plan and that plan is announced to those affected by the store closing.

Once a store is closed, a liability is recorded to reflect the present value of the expected liability associated with any lease contract and other contractual obligated costs including real estate taxes, common area maintenance and insurance. Under IFRS, the provision recorded reflects the estimated settlement amount versus the market value used for Belgian GAAP. The estimated sublease income considered in recording the provision may differ from the market value approach when supermarket restrictions are placed on a closed store site to preserve the customer base in the market in which a store has been closed. In addition, the discounting rules associated with long-term provisions are more prescriptive under IFRS than Belgian GAAP.

14.	Under Belgian GAAP, compensation expense related to stock options and restricted shares was not recorded. Under IFRS, Delhaize Group records share-based compensation expense over the vesting period of stock options and restricted share grants in compliance with IFRS 2 “Share-based Payment”.

Delhaize Group estimates the fair value of options granted using the Black-Scholes valuation model. On January 1, 2003, a deferred tax asset was recorded for the value of the future tax benefit to be received on tax deductible outstanding options and restricted shares. In 2003 and 2004, share-based compensation expense was recorded in the income statement together with the related tax impact.

15.	Under Belgian GAAP, certain subsidiaries expensed borrowing costs incurred as part of the historical cost of constructing assets and costs incurred in the internal development of software. Under IFRS, all borrowing costs incurred as a part of constructing fixed assets are capitalized and costs associated with internally developed software are also capitalized if the recognition criteria of IAS 38 “Intangible Assets” are met.

16.	Under Belgian GAAP, there are no specific accounting consequences for financial statements of a foreign entity in a highly inflationary economy. Under IFRS, Delhaize Group remeasured the financial statements of its Romanian subsidiary in compliance with IAS 29 “Financial Reporting in Hyperinflationary Economies” until December 31, 2003. As of January 1, 2004, the Romanian economy is no longer considered hyperinflationary.

17.	Under Belgian GAAP, purchase accounting adjustments relating to deferred taxes were recorded as a reduction or increase in tax expense. Under IFRS, the positive EUR 14.0 million adjustment to deferred tax in 2003 related to the purchase accounting for the 2001 share exchange with Delhaize America was recorded as an adjustment to goodwill rather than as a reduction in tax expense.

18.

Under Belgian GAAP, companies over which legal majority ownership exists are consolidated even though the minority interest holders may have participating rights that restrict control over the entity. Under IFRS, the accounting for Group entities is governed by a control test and a presumption of control does not necessarily occur as a result of a majority interest. Delhaize Group’s interest in its Indonesian business is supported by a legal contract establishing joint control between Delhaize Group and its partner to the contract and therefore is accounted for as a joint venture. Under IFRS, Delhaize Group has elected to consolidate joint ventures proportionately. Therefore, under IFRS, the Indonesian business is proportionately consolidated instead of fully consolidated as it would be under Belgian GAAP. As a result, there is no minority interest of the Indonesian business under IFRS.

The difference between accounting for the Indonesian business under Belgian GAAP and IFRS impacts almost all lines of the balance sheet, income statement and statement of cash flows by immaterial amounts.

19.	Under Belgian GAAP, the full amount of the convertible bond issued in 2004 was recorded as debt. Under IFRS, convertible bonds are considered to be a financial instrument with both a liability and an equity component and therefore a portion of the convertible bond is included in equity. In addition, the effective interest rate used in calculating interest expense is different under IFRS and Belgian GAAP.

20.	After the acquisition of Trofo and ENA in 2001 by Alfa-Beta, a subsidiary of Delhaize Group, Alfa-Beta became aware of indications of fraud committed by the former owners of both companies before their acquisition and filed criminal charges against the persons involved. Such persons were subsequently prosecuted and indicted. In December 2005, the Greek tax authorities rejected the accounting records of Trofo and ENA for the 1999 and 2000 fiscal years because of forgery of the accounting records before the companies’ acquisition, resulting in the disallowance of the tax losses generated in 2000 and the taxation of both companies on a fixed rate basis for the 1999 and 2000 fiscal years. In December 2005, Alfa-Beta and the Greek tax authorities reached a settlement of EUR 12.0 million for the taxation on a fixed rate basis of Trofo and Ena. IFRS 1 requires that goodwill be adjusted by the amount of contingent adjustments to purchase consideration for past business combinations. Therefore, Delhaize Group has recorded part of the settlement related to the Trofo and ENA acquisitions in its opening IFRS balance sheet on January 1, 2003 as a EUR 10.8 million increase of goodwill and a EUR 1.2 million decrease of equity. In addition, the estimated tax charge of EUR 1.9 million and EUR 8.2 million (or EUR 1.0 million and EUR 4.1 million after deduction of the share attributable to minority interest), relating principally to the disallowance of tax losses previously generated in 2000 were recorded in the income statements for the 2003 and 2004 fiscal years, respectively.

21.	“Other” primarily relates to deferred taxes. Under Belgian GAAP, Delhaize Group did not account for deferred tax assets and liabilities on taxable temporary differences for all companies. Under IFRS, in compliance with IAS 12 “Income Taxes,” deferred taxes are recognized for all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. The primary differences in deferred taxes relate to deferred taxes on operating loss carry-forwards.

22.	Under IFRS, securities held for sale are marked to market through equity and are classified as non-current investment in securities and current investment in securities. These securities were recorded at the lower of cost or market and classified in financial fixed assets and short-term investments under Belgian GAAP. The fair value (also the carrying value) of these securities under IFRS and carrying value under Belgian GAAP is as follows:

IFRS (in millions of EUR)	December 31, 2004	December 31, 2003
Investment in securities – non current	20.1	19.4
Investment in securities - current	15.0	5.9

Belgian GAAP (in millions of EUR)	December 31, 2004	December 31, 2003
Financial fixed assets	3.1	1.5
Short-term investments	31.8	23.6

Note 46 Reconciliation of IFRS to US GAAP and Presentation of Condensed Consolidated Financial Information Prepared in Accordance with US GAAP

The consolidated financial statements have been prepared in accordance with IFRS. These reporting standards differ in certain significant respects from US GAAP. These differences relate mainly to the items described below and summarized in the following tables and affect both the determination of net income and shareholders’ equity.

a. Goodwill – Transition to IFRS

Delhaize Group elected the option in IFRS 1 “First Time Adoption of International Financial Reporting Standards” to not apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003. In accordance with IFRS 1, the carrying amount of goodwill in the opening IFRS balance sheet was the carrying amount under Belgian GAAP at the date of transition to IFRS (January 1, 2003), after the following adjustments:

•	reclassification to goodwill of certain items recognized as specifically identifiable intangible assets under Belgian GAAP that do not qualify for recognition under IFRS (i.e., assembled workforce and distribution network), which is consistent with US GAAP;

•	adjustment of goodwill by the amount of contingent adjustments to purchase consideration for a past business combination, when the contingency is resolved before the date of transition to IFRS; and

•	recognition of impairment losses upon testing goodwill for impairment at the date of transition to IFRS.

In addition, Delhaize Group elected to apply IAS 21 “The Effect of Changes in Foreign Exchange Rates” retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRS and recorded goodwill in the acquired company’s currency at the date of the business combinations, instead of the functional currency of the acquiring company, which is consistent with US GAAP. As a result, several of the reconciling items between Belgian GAAP and US GAAP that relate to business combinations that occurred prior to January 1, 2003 continue to exist under the IFRS to US GAAP reconciliation.

a-1) Amortization of Goodwill

Under Belgian GAAP, goodwill was amortized over its useful life, not to exceed 40 years. Under IFRS, goodwill is not amortized. Therefore, Delhaize Group ceased to amortize goodwill on January 1, 2003. Under US GAAP, Delhaize Group adopted SFAS 142 “Goodwill and Other Intangible Assets” on January 1, 2002 and ceased goodwill amortization. Adjustments of EUR 93.9 million, EUR 82.6 million and EUR 88.6 million to increase goodwill, intangible assets and minority interests in accordance with US GAAP were recorded to reflect this one-year difference in ceasing the amortization of goodwill at December 31, 2005, 2004 and 2003, respectively.

Prior to 1999, Delhaize Group’s policy, for Belgian GAAP purposes, was to amortize goodwill over a 20-year period. Beginning in 1999, Delhaize Group changed its Belgian GAAP policy to amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed 40 years. This change in Belgian GAAP policy applied to both existing and new goodwill balances, although amounts previously amortized had not been restated. Under US GAAP, prior to the adoption of SFAS 142, Delhaize Group’s policy for goodwill acquired with business combinations was to amortize goodwill over its estimated useful life, not to exceed 40 years. As a result, an adjustment of EUR 8.1 million, EUR 7.0 million and EUR 7.6 million to increase goodwill under US GAAP was recorded at December 31, 2005, 2004 and 2003, respectively.

a-2) Share Exchange

In 2001, Delhaize Group and Delhaize America completed a share exchange that resulted in Delhaize Group acquiring the minority interests of Delhaize America. The determination of the consideration paid in connection with the share exchange differed under Belgian GAAP and US GAAP. Under Belgian GAAP, consistent with IFRS, the shares that were issued were valued at EUR 56.00 per share, representing the share price on April 25, 2001, the date the share exchange was consummated. Under US GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after November 16, 2000, the date the share exchange agreement was signed.

Certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) were expensed under Belgian GAAP and were included in the purchase price under US GAAP.

Under Belgian GAAP, the payments made in 2001 by Delhaize Group or Delhaize America to repurchase Delhaize

Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded in the purchase price allocation. These payments were excluded from the purchase price allocation under US GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange and the related amortization through January 1, 2002 (adoption date of SFAS 142). As a result, an adjustment of EUR 106.8 million, EUR 92.5 million and EUR 99.7 million to decrease goodwill under US GAAP was recorded at December 31, 2005, 2004 and 2003, respectively.

a-3) Purchase Accounting Adjustment

Under Belgian GAAP, purchase accounting adjustments to goodwill were not permitted in subsequent years’ financial statements. Under US GAAP, purchase accounting adjustments are allowed for up to one year following an acquisition. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002, which resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets.

The impact of the purchase accounting adjustments to increase goodwill amounted to EUR 17.1 million, EUR 11.0 million and EUR 3.2 million as of December 2005, 2004 and 2003, respectively.

a-4) Subsidiary Treasury Shares

Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 through 1999 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, Delhaize Group recognized Delhaize America’s treasury share purchases as capital transactions. Under US GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary are accounted for using the purchase method of accounting in accordance with APB Opinion 16 “Business Combinations,” and resulted in an increase in goodwill of EUR 79.8 million between 1995 and 1999. At December 31, 2005, 2004 and 2003, the balance of goodwill related to these transactions was EUR 68.8 million, EUR 59.6 million and EUR 64.3 million, respectively. No repurchase of treasury shares has been made by Delhaize America under this program subsequent to 1999.

a-5) Hannaford Acquisition

When Delhaize America acquired Hannaford in 2000, Delhaize America issued fully vested options of its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options was not recognized. Under US GAAP, in accordance with Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation,” vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree are considered to be part of the purchase price in a purchase business combination. The fair value of the Delhaize America awards was included in the purchase price of Hannaford under US GAAP and goodwill recorded in connection with the Hannaford acquisition was increased by EUR 14.6 million, EUR 12.7 million and EUR 13.7 million at the end of 2005, 2004 and 2003, respectively.

b. Goodwill - Impairment

Under IFRS, goodwill is tested for impairment at the level of groups of cash generating units that represent the lowest level at which goodwill is monitored for internal management purpose. At the date of transition to IFRS, January 1, 2003, the impairment test of goodwill and other intangibles resulted in an impairment loss of the Kash n’ Karry goodwill. Under US GAAP, goodwill is tested for impairment at the level of the reporting unit and impairment loss was not recorded for Kash n’ Karry.

c. Goodwill - Tax Adjustments

Under IFRS, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are recorded as an adjustment to income tax expense when there is a change in estimate regarding the realization of the deferred tax balance. Under US GAAP, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are recorded in goodwill. If goodwill is reduced to zero, the excess amount is first used to reduce other non-current intangible assets, and any remaining excess is recorded as an adjustment to income tax expense.

The favorable resolution of certain tax accruals that existed at the time of certain purchase accounting transactions are reflected as a reduction to tax expense for IFRS and a reduction to goodwill for US GAAP. The adjustments were EUR 3.9 million and EUR 7.1 million to increase income tax expense under US GAAP during 2005 and 2004, respectively.

d. Amortization of Trade Names

Under IFRS, Delhaize Group does not amortize intangible assets with indefinite lives. Upon first-time adoption of IFRS, this accounting policy was applied retrospectively to all trade names existing at the date of transition, January 1, 2003.

Under US GAAP, Delhaize Group ceased amortizing intangible assets with indefinite lives upon adoption of SFAS 142 on January 1, 2002. As a result, an adjustment to decrease the carrying amount of trade names in accordance with US GAAP was recorded in the amount of EUR 17.8 million, EUR 15.4 million and EUR 16.6 million at December 31, 2005, 2004 and 2003, respectively.

e. Pensions Plans

Under IFRS, Delhaize Group accounts for pension plans in accordance with IAS 19 “Employee Benefits.” At the date of transition to IFRS on January 1, 2003, Delhaize Group recognized all existing unrecognized actuarial gains and losses. After January 1, 2003, Delhaize Group elected to amortize actuarial gains and losses that fall outside the allowed corridor over the expected average remaining working lives of employees participating in the plans. Under US GAAP, actuarial gains and losses that fall outside the allowed corridor are amortized over the average remaining working lives of employees participating in the plans. Unlike IFRS, under US GAAP, an additional minimum pension liability is recognized when the accumulated benefit obligation exceeds the plan assets.

f. Share-Based Payments

Under IFRS, Delhaize Group records share-based compensation expense related to stock options and restricted shares in accordance with IFRS 2 “Share-Based Payment” for all options and restricted shares granted but not fully vested at the date of transition to IFRS on January 1, 2003. Under US GAAP, until December 31, 2004, Delhaize Group applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”), for grants of restricted shares and stock options. As of January 1, 2005, Delhaize Group adopted SFAS 123(R) “Stock-Based Payment.” Under IFRS 2 and SFAS 123(R), compensation expense is based on the fair value of the share-based awards. Delhaize Group estimates the fair value using the Black-Scholes valuation model. Under APBO 25, compensation expense was based on the intrinsic value (i.e., the difference between the market price of the underlying share at grant date and the exercise price of the award). The retrospective transition provision of IFRS 2 and the modified prospective transition provision of SFAS 123(R) give rise to differences in the historical income statement for share-based compensation. Differences surrounding the effective date of application of the standards to unvested shares (i.e., using the straight-line method for US GAAP and the graded method for IFRS) give rise to both current and historical income statement differences in share-based compensation. As a result, adjustments were made to decrease compensation expense in accordance with US GAAP in the amount of EUR 1.0 million, EUR 19.2 million and EUR 19.9 million in 2005, 2004 and 2003, respectively. Under IFRS, a tax benefit for tax deductible share-based payments is recognized in the operating statement at the lower of the cumulative realizable tax deduction at the balance sheet date based on the current share value and the tax effected cumulative share-based compensation expense. Any tax benefit in excess of that amount is recognized directly in equity. Under APBO 25, all tax benefits related to stock options are recorded directly in equity. Under SFAS 123(R), the equity pool from past stock option activity is considered when recognizing tax benefits through the operating statement. As a result, adjustments were recorded to increase income tax expense in accordance with US GAAP by EUR 3.5 million, EUR 6.5 million and EUR 2.6 million, for 2005, 2004 and 2003, respectively.

g. Impairment of Assets

Under IFRS, Delhaize Group tests assets for impairment in compliance with IAS 36 “Impairment of Assets” whenever events or circumstances indicate that impairment may exist. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to the recoverable amount (i.e., higher of their value in use based on projected discounted cash flows or fair value less costs to sell). If impairment exists, the assets are written down to their recoverable amount. If impairment is no longer justified in future periods due to a recovery in assets’ fair value or value in use, the impairment loss is reversed. Under US GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset is treated as its new cost. For a depreciable asset, the new cost is depreciated over the asset’s remaining useful life. Reversal of previously recognized impairment losses is not permitted under US GAAP.

h. Taxes

Under IFRS, deferred tax liabilities are not recognized on tax-exempt reserves relating to capital gains realized in the past on the disposal of investments and real estate, which will be taxed only when distributed to shareholders. Under US GAAP, such deferred tax liabilities are recognized.

i. Convertible Bond

In 2004, Delhaize Group issued a EUR 300 million convertible bond. Under IFRS, Delhaize Group accounts for the convertible bond in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”. Accordingly, the convertible bond was recognized partly as a liability and partly as an equity instrument. Under US GAAP, the convertible bond was recorded in accordance with APB Opinion 14 “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants,” SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Accordingly, the convertible bond was fully recognized as a liability for US GAAP purposes.

j. Change in Accounting Principle

In the second quarter of 2003, Food Lion and Kash n’ Karry changed their method of accounting for store inventories from the retail method to the average item cost method. As a result, Delhaize Group changed its accounting policy for inventory from the “First In First Out” (FIFO) method to the average cost method. For US GAAP, this change in accounting method resulted in a charge of EUR 77.2 million to net profit in 2003. IFRS 1 requires an entity to use the same accounting polices in its opening IFRS balance sheet and for all periods presented in its first IFRS financial statements. Therefore, Delhaize Group has adjusted the January 1, 2003 shareholders’ equity to reflect this change in accounting policy.

Under US GAAP, Delhaize Group adopted in 2003 EITF 02-16, “Accounting by a Reseller for Cash Consideration Received”. EITF 02-16 requires cash consideration received from a vendor to be presumed to be a reduction of inventory, and recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products. Under US GAAP, EUR 24.8 million was recorded as a change in accounting principle in 2003. Under IFRS, Delhaize Group follows the same accounting principle and the initial adjustment of EUR 24.8 million was recorded in the opening IFRS balance sheet on January 1, 2003.

k. Closed Store Provision

The timing for recognizing and the amount of closed store provisions under US GAAP for stores closed prior to the adoption of SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” are different from IFRS. In addition, under IFRS, the provision for closed stores reflects the estimated settlement amount versus the market value used for US GAAP. Estimated sublease income that is considered in recording the provision may differ from the market value approach when supermarket restrictions are placed on a closed store site to retain the customer base in the market where a store has operated and been closed. The discounting rules associated with long-term provisions are more prescriptive under IFRS than US GAAP.

l. Other

“Other” primarily relates to finance leases. Under US GAAP, finance leases for real estate are separated into the land and building components with the land component accounted for separately as an operating lease if the land represents 25% or more of the value of the leased asset. Under IFRS, the land component of finance leases is accounted for separately as an operating lease if it is material, which is defined by Delhaize Group as 10% or more of the total value of the leased property. In addition, Delhaize Group applies EITF 97-10 “The Effect on Lessee Involvment in Asset Construction”, under which a lessee should be considered the owner of a real estate project during the construction period if the lessee bears substantially all of the construction period risks and sales-leaseback accounting should be considered. For US GAAP, EITF 97-10 is applied on a prospective basis for new leases after the date of adoption. Under IFRS, this treatment is applied retrospectively to all finance leases existing at the date of transition to IFRS on January 1, 2003.

m. Tax Effects on US GAAP Adjustments

Tax Effects of US GAAP Adjustments — Net Income Reconciliation

The US GAAP adjustments denoted by footnotes (c) and (h) did not have tax consequences. Part of the US GAAP adjustment denoted by footnote (a) was related to non-deductible amortization and impairment expense. The US GAAP adjustment denoted by footnote (f) was related to share-based compensation. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate net effective tax rate on the total US GAAP adjustments was 35%, 34% and 34% for the years ended December 31, 2005, 2004 and 2003, respectively.

Tax Effects of US GAAP Adjustments — Shareholders’ Equity Reconciliation

The US GAAP adjustments denoted by footnotes (b), (c), and (h) did not have tax consequences. Part of the US GAAP adjustments denoted by footnote (a) did not have tax consequences. The tax effects relating to the remaining US GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

	December 31,
(in millions of EUR)	2005	2004	2003
Total amount of US GAAP adjustments denoted by footnotes (a), (d), (e), (g), (i), (j), (k) and (l)	72.1	57.6	85.2
Less non-taxable portion of footnote (a)	(84.2)	(72.9)	(79.1)

Total amount of taxable US GAAP adjustments	(12.0)	(15.3)	6.1
Approximate net effective tax rate relating to the above Adjustments	24%	39%	23%
Resulting tax effect	2.9	6.0	(1.4)
Tax effect related to the US GAAP adjustment denoted by footnote (f)	(6.8)	(9.1)	(4.2)
Valuation allowance	(1.8)	(2.0)	(1.7)

Total tax effect of US GAAP adjustments on shareholders’ equity	(5.7)	(5.1)	(7.3)

Reconciliation to US GAAP

Approximate reconciliation to US GAAP of net income and shareholders’ equity would be as follows:

(in millions of EUR)	2005	2004 as restated (1)	2003 as restated (1)
Net income in accordance with IFRS	364.9	295.7	278.9

Items having the effect of increasing (decreasing) reported net income:
a. Goodwill - transition to IFRS	3.7	8.6	5.0
c. Goodwill - tax adjustments	(3.9)	(7.1)	—
e. Pension plans	(2.6)	(2.1)	(2.5)
f. Share-based payments	1.0	19.2	19.9
g. Impairment of assets	(0.2)	(7.0)	(7.0)
h. Taxes	(0.6)	0.4	(1.2)
i. Convertible bonds	5.3	3.4	—
j. Change in accounting principle	—	—	(102.0)
k. Closed store provision	4.2	0.4	24.7
l. Other	(1.3)	1.0	1.8

Total US GAAP adjustments before tax effects	5.6	16.8	(61.3)
m. Tax effects of US GAAP adjustments	(6.8)	(8.1)	24.3

Net income in accordance with US GAAP	363.7	304.4	241.9

	December 31,
(in millions of EUR)	2005	2004 as restated (1)	2003 as restated (1)
Shareholders’ equity in accordance with IFRS	3,586.0	2,847.7	2,774.7

Items having the effect of increasing (decreasing) reported shareholders’ equity:
a. Goodwill - transition to IFRS	95.7	80.4	77.7
b. Goodwill - impairment	66.6	57.7	62.2
c. Goodwill - tax adjustments	(11.6)	(6.5)	—
d. Amortization of trade names	(17.8)	(15.4)	(16.6)
e. Pension plans	15.6	16.4	16.1
g. Impairment of assets	0.1	(0.3)	7.6
h. Taxes	(17.0)	(16.5)	(16.9)
i. Convertible bonds	(20.1)	(25.4)	—
k. Closed store provision	6.8	2.0	0.4
l. Other	(8.0)	(5.7)	(2.1)

Total US GAAP adjustments before tax effects	110.3	86.7	128.4
m. Tax effects of US GAAP adjustments	(5.7)	(5.1)	(7.3)

Shareholders’ equity in accordance with US GAAP	3,690.6	2,929.3	2,895.8

(1)	As a result of the restatement discussed below, shareholders’ equity is lower than previously reported amounts by EUR 11.4 million and EUR 7.3 million as of December 31, 2004 and 2003, respectively, and net income is lower than previously reported by EUR 4.1 million and EUR 1.0 million for 2004 and 2003, respectively.

The following presents Delhaize Group’s condensed consolidated balance sheets and condensed consolidated statements of income prepared in accordance with US GAAP reflecting all items discussed previously in this note and certain other reclassifications that do not affect net income or shareholders’ equity. The presentation of the consolidated statements of income relating to prior years has been restated to conform the presentation of results from discontinued operations to the presentation for the current year.

The presentation of the consolidated balance sheets and consolidated statements of income include reclassifications between certain financial statement line items previously reported. This was done to minimize differences between US GAAP and IFRS reporting formats.

Major financial statement line items that were reclassified include:

(in millions of EUR)	From	To	2004	2003
Balance sheet
Software	Property and equipment	Other intangible assets	52.9	45.4
Income statement
Advertising expenses	Cost of sales	Selling, general and administrative expenses	112.1	108.7

Condensed Consolidated Balance Sheets

	December 31,
	2005	2004 as restated (1)	2003 as restated (1)
	(All amounts are expressed in thousands of EUR)
ASSETS
Current Assets:
Cash and cash equivalents	799.6	656.9	453.9
Receivables	493.6	452.6	451.2
Inventories	1,414.1	1,215.5	1,342.6
Prepaid expenses	60.1	51.2	56.3
Deferred tax assets	—	7.9	34.5
Other assets	54.0	23.1	7.9

Total current assets	2,821.4	2,407.2	2,346.4
Property and equipment	3,593.1	3,043.2	3,144.6
Goodwill	3,149.8	2,594.0	2,664.6
Other intangible assets	672.6	590.4	659.8
Investment in companies accounted for under the equity method	7.1	5.4	6.1
Deferred tax assets	—	0.4	0.3
Other assets	173.2	183.5	138.7

Total Assets	10,417.2	8,824.1	8,960.5

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities	2,830.6	1,934.1	2,156.8
Long-term borrowings	2,584.8	2,798.3	2,740.2
Capital lease obligations	673.9	575.5	577.5
Deferred tax liabilities	267.8	261.3	295.3
Other long-term liabilities	336.4	289.8	264.3

Total liabilities	6,693.5	5,858.9	6,034.0
Minority interests	33.1	35.9	30.6
Shareholders’ equity	3,690.6	2,929.3	2,895.8

Total Liabilities, Minority Interests and Shareholders’ Equity	10,417.2	8,824.1	8,960.5

Condensed Consolidated Statements of Income

	Year Ended December 31,
	2005	2004 as restated	2003 as restated
	(All amounts are expressed in millions of EUR)
Sales and other revenues	18,571.8	17,810.0	18,405.8
Cost of sales	13,884.7	13,436.3	13,904.8

Gross profit	4,687.1	4,373.7	4,501.0
Selling, general, and administrative expenses	3,790.9	3,493.0	3,590.5
Goodwill impairment loss	—	—	15.9

Operating income	896.2	880.7	894.6
Interest expense, net	284.9	293.1	319.2
Net gain (loss) from extinguishment of debt	—	(3.6)	—
Income from companies accounted for under the equity method	1.6	1.4	—

Income before income taxes, minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	612.9	585.4	575.4
Income taxes	237.8	218.0	216.5

Income before minority interests, loss from discontinued operations and cumulative effect of changes in accounting principle	375.1	367.4	358.9
Minority interests	4.4	6.4	3.6

Income before loss from discontinued operations and cumulative effect of changes in accounting principle	370.7	361.0	355.3
Loss from discontinued operations, net of tax	7.0	56.6	49.2

Income before cumulative effect of changes in accounting principle	363.7	304.4	306.1
Cumulative effect of changes in accounting principle, net of tax	—	—	64.2

Net Income	363.7	304.4	241.9

(1)	As a result of the restatement discussed below, shareholders’ equity is lower than previously reported by EUR 11.4 million and EUR 7.3 million as of December 31, 2004 and 2003, respectively, and net income is lower than previously reported by EUR 4.1 million and EUR 1.0 million for 2004 and 2003, respectively.

Income from companies accounted for under the equity method primarily represents income from those investees of Delhaize Group that are proportionately consolidated under IFRS (see Note 44 to the consolidated financial statements). Under US GAAP, these investments are accounted for using the equity method of accounting. At December 31, 2005 and 2004, there was one company (Lion Super Indo) proportionately consolidated under IFRS compared to two companies (Lion Super Indo and Shop N Save) proportionately consolidated at December 31, 2003. The following footnote summarizes the income statement amounts of the investments proportionately consolidated under IFRS (amounts presented in accordance with IFRS):

	Year Ended December 31,
	2005	2004	2003
	(All amounts are expressed in millions of EUR)
Net sales	55.7	55.2	52.7
Operating income	1.5	1.2	0.3
Net income	1.6	1.4	0.5
Cash flows from operating activities	2.0	2.0	0.9
Cash flows from investing activities	(0.4)	(1.1)	(2.2)
Cash flows from financing activities	—	—	(0.5)

Earnings Per Share

In accordance with SFAS No. 128 “Earnings per Share”, basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is a pro-forma presentation that reflects the dilution of basic earnings per share that would have occurred if all contingent issuances of ordinary shares or ADSs that would individually reduce earnings per share had taken place at the beginning of the period (or the date issued, if later).

The computation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 prepared in accordance with US GAAP is as follows:

	Year Ended December 31,
	2005	2004 as restated (1)	2003 as restated (1)
	(All amounts are expressed in millions, except per share data)
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	370.7	361.0	355.3
Loss from discontinued operations, net of tax	(7.0)	(56.6)	(49.2)
Cumulative effect of changes in accounting principle	—	—	(64.2)

Net income	363.7	304.4	241.9

Interest expense on convertible bond, net of tax	6.1	4.1	—

Net income for diluted earnings	369.8	308.5	241.9

Weighted average number of ordinary shares outstanding	93.9	92.7	92.1
Dilutive effect of employee stock options	1.6	1.9	0.2
Dilutive effect of Convertible Bond	5.3	3.5	—

Weighted average number of diluted ordinary shares outstanding	100.8	98.1	92.3

Basic Earnings Per Ordinary Share:
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	3.95	3.90	3.86
Loss from discontinued operations, net of tax	(0.08)	(0.61)	(0.53)
Cumulative effect of changes in accounting principle	—	—	(0.70)

Net income	3.87	3.29	2.63

Diluted Earnings Per Ordinary Share:
Income before loss from discontinued operations and cumulative effect of changes in accounting principle	3.68	3.68	3.85
Loss from discontinued operations, net of tax	(0.07)	(0.58)	(0.53)
Cumulative effect of changes in accounting principle	—	—	(0.70)
Interest expense of convertible bond	0.06	0.04	—

Diluted net income	3.67	3.14	2.62

(1)	As a result of the restatement discussed below, net income is lower than than the previously reported amounts by EUR 4.1 million and EUR 1.0 million for 2004 and 2003, respectively.

Approximately 1,186,000, 495,000 shares and 5,863,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share for the year ended December 31, 2005, 2004 and 2003, respectively, because the effect was antidilutive.

Statement of Changes in Shareholders’ Equity

Total Shareholders’ Equity
Balances at December 31, 2002 (1)	3,288.9
Capital Increase	5.8
Net income	241.9
Dividends declared	(80.8)
Change in cumulative translation adjustment	(568.8)
Changes in other comprehensive income	6.6
Repurchase of common stock	(2.9)
Net effect of stock option activity	8.0
Other	(2.9)

Balances at December 31, 2003 (1)	2,895.8

Capital increase	31.2
Net income (1)	304.4
Dividends declared	(92.6)
Change in cumulative translation adjustment	(227.7)
Changes in other comprehensive income	6.4
Repurchase of common stock	(10.3)
Net effect of stock option activity	21.5
Other	0.6

Balances at December 31, 2004 (1)	2,929.3

Capital increase	31.4
Net income	363.7
Dividends declared	(105.5)
Change in cumulative translation adjustment	453.9
Changes in other comprehensive income	4.8
Repurchase of common stock	(22.6)
Net effect of stock option activity	35.9
Other	(0.3)

Balances at December 31, 2005	3,690.6

(1)	As a result of the restatement discussed below, shareholders’ equity is lower than previously reported by EUR 11.4 million, EUR 7.3 million and EUR 6.3 million as of December 31, 2004, 2003 and 2002, respectively, and net income is lower than previously reported by EUR 4.1 million and EUR 1.0 million for 2004 and 2003, respectively.

Statements of Comprehensive Income

	Year Ended December 31,
	2005	2004 as restated (1)	2003 as restated (1)
	(All amounts are expressed in millions of EUR)
Net income in accordance with US GAAP	363.7	304.4	241.9
Other comprehensive income:
Derivative instruments:
Reclassification adjustment recorded to net income, net of tax effect of EUR 2.5 million, EUR 2.7 million and EUR 2.9 million in 2005, 2004 and 2003, respectively	4.1	4.3	4.7
Unrealized gain on securities	0.1	0.3	0.1
Changes in unrealized foreign exchange gains and losses	453.9	(227.7)	(568.8)
Additional pension liability, net of tax effect of EUR 0.4 million, EUR 1.0 million and EUR 1.2 million in 2005, 2004 and 2003, respectively	0.6	1.8	1.8

Other comprehensive income (loss)	458.7	(221.3)	(562.2)

Comprehensive income (loss) in accordance with US GAAP	822.4	83.1	(320.3)

Accumulated other comprehensive income, end of year:
Derivative instruments	(37.5)	(41.6)	(45.9)
Unrealized loss on securities	(0.3)	(0.4)	(0.6)
Unrealized foreign exchange gains and losses	(665.0)	(1,118.9)	(891.3)
Pension liability, net	(47.1)	(47.7)	(49.5)

Accumulated other comprehensive (loss), end of year	(749.9)	(1,208.6)	(987.3)

(1)	As a result of the restatement discussed below, net income is lower than than previously reported by EUR 4.1 million and EUR 1.0 million for 2004 and 2003, respectively.

Presentation of Additional Financial Information in Accordance with US GAAP

Restatement

During the conversion Delhaize Group financial statements from Belgian GAAP to IFRS, Delhaize Group identified additional US GAAP adjustments in connection with accounting for income taxes and finance leases that had not been reported in previous years. While the amounts of the individual adjustments are immaterial, the Company decided to restate its previous years US GAAP financial statements in order to correct its U.S. financials statements and avoid reconciling items with IFRS that were caused by errors. The changes due to the restatement are indicated in the table below and are reflected in the reconciliation from IFRS to US GAAP of shareholders’ equity and net income, in the condensed consolidated balance sheets and statements of income, and in the related statements of changes in shareholders’ equity and comprehensive income prepared in accordance with US GAAP as of December 31, 2004 and for the two years then ended contained earlier in this note.

	December 31,
Balance sheet (in millions of EUR)	2004	2003
Decrease of property, at cost, less accumulated depreciation	3.2	3.2
Increase of goodwill	10.8	10.8
Decrease of deferred tax asset	2.5	1.9
Increase of current liabilities	19.6	12.0
Increase of capital lease obligations	5.4	5.4
Decrease of deferred tax liabilities	2.9	2.9
Decrease of shareholders’ equity	11.4	7.3
Decrease of minority interests	5.6	1.5

Income statment (in millions of EUR except per share amounts)	2004	2003
Increase of income tax expense	8.2	1.9
Decrease of minority interest	4.1	0.9
Decrease of net income	4.1	1.0
Decrease of basic earnings per share	0.04	0.01
Decrease of diluted earnings per share	0.05	0.01

Long-Lived Asset Impairment and Disposal

In August 2001, SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) was issued and was effective for financial statements issued for years beginning after December 15, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” (“SFAS 121”) and to develop a single accounting model, based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. During 2002, Delhaize Group adopted SFAS 144. As a result, total pre-tax asset impairment charges of EUR 13.9 million, EUR 12.0 million and EUR 12.4 million were recorded in 2005, 2004 and 2003, respectively. These impairment charges were attributable to certain underperforming store assets that exceeded the estimated fair values associated with those store assets.

In accordance with SFAS 144, Delhaize Group periodically evaluates the depreciation or amortization periods for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected undiscounted cash flows. If impairment is identified for retail stores, Delhaize Group compares the store’s estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on Delhaize Group’s previous experience in the disposal of similar assets and current economic conditions. The carrying value of assets to be disposed amounted to EUR 7.5 million, EUR 13.7 million and EUR 17.3 million, at December 31, 2005, 2004, 2003, respectively. These assets were classified as held for use because they do not meet the probability of sale within the one-year period criterion.

Accounting change

In the second quarter of 2003, Delhaize Group changed its method of accounting for its Food Lion and Kash n’ Karry store inventories from the retail method to the average item cost method. The effect of the change on the December 31, 2002 inventory valuation resulted in a decrease in inventory of EUR 77.2 million at the beginning of 2003. The change was made to reflect more accurately inventory value by eliminating the estimation inherent in the retail method. Delhaize Group recorded the cumulative effect of a change in accounting principle of EUR 48.1 million, net of tax, in the condensed consolidated statement of income for the year ended December 31, 2003. In comparison with 2002, the impact of changing from the retail method to the average item cost method resulted in a EUR 7.5 million increase in cost of sales for 2003.

In addition, Delhaize Group adopted EITF 02-16 and recorded the cumulative effect of a change in accounting principle of EUR 16.1 million, net of tax during the first quarter of 2003.

Discontinued operations

Delhaize Group classifies operations as discontinued when the operations and cash flows have been eliminated from ongoing operations and there is no significant continuing operating activity. Delhaize Group believes operations are discontinued and cash flows are eliminated for a closed store if a re-location within the vicinity has not occurred. On January 1, 2005, the Company adopted the provisions of EITF 03-13 “Applying the Conditions in Paragraph 42 of SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets,’ in Determining Whether to Report Discontinued Operations.” In connection with this adoption, the Company updated its evaluation of its continuing involvement to consider expected continuing cash inflows as a result of a migration of revenues to stores within the vicinity. The impact of the adoption did not have a material impact on the Company’s financial position or results of operations. Delhaize Group closed 39 underperforming Food Lion and Kash n’ Karry stores and 44 underperforming Food Lion and Kash n’ Karry stores during 2004 and 2003, respectively. In 2004, Delhaize Group closed 36 underperforming Food Lion Thailand stores. In 2005, Delhaize Group sold its 11 stores in Slovakia. In accordance with the provisions of SFAS 144, a portion of the costs associated with the closure of these stores and the related operating activity prior to closing for these stores, was recorded in “loss from discontinued operations, net of tax” in the Consolidated Statement of Income. Operating activity prior to closing for the discontinued stores is shown below:

	Year Ended December 31,
	2005	2004	2003
	(All amounts are expressed in millions of EUR)
Sales and other revenues	13.0	85.4	299.3
Net loss	(3.2)	(15.8)	(24.7)

During 2005, in accordance with SFAS 146, Delhaize Group recorded discontinued operation expenses of EUR 3.8 million after taxes that resulted from EUR 8.0 million in expenses not reserved and EUR 4.2 million in capital gain on Slovakian closed stores.

During 2004, in accordance with SFAS 146, Delhaize Group recorded a EUR 58.5 million loss to discontinued operations (EUR 37.3 million after taxes). The loss included an initial reserve of EUR 43.1 million for rent, real estate taxes and common area maintenance expenses (other liabilities) and EUR 1.6 million for severance and outplacement costs (accrued expenses). The remaining loss included property retirement (asset impairment) of EUR 17.8 million and gains on capital lease retirements of EUR 3.8 million. During the third quarter of 2004, Delhaize Group recorded an initial reserve of EUR 0.1 million to discontinued operations (EUR 0.07 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities). Additional discontinued operation expenses not reserved totaled EUR 3.4 million after taxes for 2004.

During 2003, in accordance with SFAS 146, Delhaize Group recorded an initial reserve of EUR 24.4 million to discontinued operations (EUR 15.6 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities) and severance and outplacement costs (accrued expenses). Delhaize Group recorded property retirement losses (asset impairment) of EUR 4.4 million, which was substantially offset by gains on capital lease retirements of EUR 4.4 million. During the second quarter of 2003, Delhaize Group recorded an initial reserve of EUR 0.3 million to discontinued operations (EUR 0.2 million after taxes) for rent, real estate taxes and common area maintenance expenses (other liabilities) and for property retirement losses (asset impairment). Additional discontinued operation expenses not reserved totaled EUR 5.3 million after taxes for 2003.

The following table shows the reserve balances for discontinued operations as of December 31, 2005:

	Other Liabilities	Accrued Expenses	Total
	(All amounts are expressed in million of EUR)
2003
Reserve balance at beginning of year	—	—	—
Additions	(23.1)	(1.4)	(24.5)
Utilizations	2.4	1.4	3.8
Translation adjustments	2.2	—	2.2

Reserve balance at end of year	(18.5)	—	(18.5)

2004
Reserve balance at beginning of year	(18.5)	—	(18.5)
Additions	(43.1)	(1.6)	(44.6)
Utilizations	17.1	1.6	18.7
Translation adjustments	3.6	—	3.6

Reserve balance at end of year	(40.9)	—	(40.9)

2005
Reserve balance at beginning of year	(40.9)	—	(40.9)
Additions	—	—	—
Utilizations	12.5	—	12.5
Translation adjustments	(5.7)	—	(5.7)

Reserve balance at end of year	(34.1)	—	(34.1)

Goodwill and Other Intangible Assets

On January 1, 2002, Delhaize Group adopted SFAS 142, which requires Delhaize Group to cease amortizing goodwill and other intangible assets with indefinite lives and begin an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value.

Delhaize Group’s policy requires that an annual impairment assessment be conducted on the first day of the fourth quarter of each year. The annual impairment assessment resulted in no impairment charge in 2005 and 2004 and in an impairment charge of EUR 15.9 million in 2003, recorded as a component of operating income in the accompanying US GAAP consolidated statement of income. The impairment charge recorded in 2003 relates to the goodwill associated with Mega Image, as a result of the heightened competitive environment in Romania and the declining performance of Mega Image. In calculating the impairment charge, the fair value of the intangible asset was estimated using a discounted cash flow methodology and the fair value of the reporting unit was estimated using a combination of a discounted cash flow methodology and market comparisons.

The carrying amount of goodwill and trade names (determined to have indefinite lives) is as follows:

	Goodwill (1)	Trade Names
	(All amounts are expressed in thousands of EUR)
Balance at January 1, 2003	3,215.5	450.2
Annual impairment assessment	(15.9)	—
Acquisitions	3.6	4.2
Reduction of goodwill for tax adjustment	(14.0)	—
Translation effect	(524.6)	(76.8)

Balance at December 31, 2003	2,664.6	377.6
Acquisitions	137.7	—
Reduction of goodwill for tax adjustment	(7.1)	—
Translation effect	(201.2)	(27.5)

Balance at December 31, 2004	2,594.0	350.2

Acquisitions	165.4	—
Reduction of goodwill for tax adjustment	(2.5)	—
Translation effect	388.8	54.1
Other	4.1	—

Balance at December 31, 2005	3,149.8	404.3

(1)	As a result of the restatement discussed above, goodwill balances are higher than previously reported by EUR 10.8 million for the years ended December 31, 2004 and 2003.

At December 31, 2005, 2004 and 2003, Delhaize Group’s intangible assets with finite lives consisted of favorable lease rights, liquor licenses, prescription files, and developed software. The components of its intangible assets with finite lives are as follows:

	2005			2004			2003
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
	( all amounts are expressed in thousands of EUR)
Favorable lease rights	299.3	(143.5)	155.8	262.4	(102.1)	160.3	289.7	(80.9)	208.8
Software	139.0	(61.7)	77.3	90.8	(38.0)	52.8	71.3	(25.9)	45.4
Other	51.3	(16.1)	35.2	38.8	(11.7)	27.1	36.3	(8.3)	28.0

Total	489.6	(221.3)	268.3	392.0	(151.8)	240.2	397.3	(115.1)	282.2

Amortization expense on intangible assets with finite lives was EUR 50.7 million, EUR 46.1 million and EUR 44.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Estimated amortization expense for intangible assets with finite lives for the five succeeding years is as follows (in millions of euro):

2006	47.7
2007	39.8
2008	31.6
2009	24.5
2010	19.6

Benefit Plans

See Note 24 for a description of the benefit plans and related disclosures.

The reconciliation of the funded status of the defined benefit pension plans with the amounts recognized in the statement of financial position, and the components of net periodic benefit costs, as determined under US GAAP are presented in the table below.

	2005			2004			2003
	United States Plans	Plans Outside of the United States	Total	United States Plans (1)	Plans Outside of the United States	Total	United States Plans (1)	Plans Outside of the United States	Total
	(all amounts are expressed in millions of EUR)
Benefit obligation at end of year	110.1	114.0	224.1	87.4	99.5	186.9	90.0	92.9	182.9
Fair value of plans’ assets at end of year	81.9	59.6	141.5	62.4	60.5	122.9	61.4	58.0	119.4

Funded status of the plans	(28.2)	(54.4)	(82.6)	(25.0)	(39.0)	(64.0)	(28.6)	(34.9)	(63.5)
Unrecognized prior service cost	1.0	1.5	2.5	0.4	1.6	2.0	0.5	1.5	2.0
Unrecognized actuarial loss	29.3	28.3	57.6	25.4	13.9	39.3	29.3	9.9	39.2
Unrecognized net transition obligation	—	0.7	0.7	—	0.8	0.8	—	0.9	0.9

Net amount recognized	2.1	(23.9)	(21.8)	0.8	(22.7)	(21.9)	1.2	(22.6)	(21.4)

Amounts recognized in the statement of financial position consists of:
Accrued benefit liabilities	(21.2)	(23.9)	(45.2)	(19.9)	(23.1)	(43.0)	(24.0)	(23.3)	(47.2)
Intangible assets	0.9	—	0.9	0.4	0.4	0.8	0.5	0.6	1.0
Shareholders’ equity (representing accumulated other comprehensive income adjustments)	22.5	—	22.5	20.3	—	20.3	24.7	—	24.7

Net amount recognized	2.1	(23.9)	(21.8)	0.8	(22.7)	(21.9)	1.2	(22.6)	(21.4)

Components of net periodic benefit costs:
Service cost	5.1	6.1	11.2	4.7	5.9	10.6	4.5	5.3	9.8
Plans’ participants’ contributions	—	(1.6)	(1.6)	—	(1.5)	(1.5)	—	(1.5)	(1.5)
Interest cost	5.3	4.2	9.5	5.3	4.7	10.0	5.9	4.7	10.6
Expected return on plans’ assets	(5.2)	(2.3)	(7.5)	(4.6)	(2.8)	(7.4)	(5.1)	(2.5)	(7.6)
Amortization of actual net loss	1.5	0.1	1.6	1.7	0.1	1.8	2.1	0.1	2.2
Amortization of unrecognized prior service cost	—	0.1	0.1	—	0.1	0.1	0.1	0.1	0.2
Amortization of net transition obligation	—	0.1	0.1	—	0.1	0.1	—	0.1	0.1
Settlement loss/(gain) recognized	—	0.7	0.7	—	—	—	0.1	—	0.1
Net amount recognized	6.7	7.4	14.1	7.1	6.6	13.7	7.6	6.3	13.9

(1)	In 2004 and 2003, the measurement date for the U.S. Plans was September 30 for US GAAP purposes and December 31 for IFRS purposes. The benefit obligation and fair value of plan assets are therefore immaterially different than the amounts presented in Note 24. In 2005, the measurement date was December 31 for both US GAAP and IFRS purposes.

The aggregate accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were EUR 181.0 million and EUR 141.5 million, respectively, as of December 31, 2005, EUR 156.0 million and EUR 122.9 million, respectively, as of December 31, 2004, and EUR 154.5 million and EUR 119.4 million, respectively, as of December 31, 2003.

Selected information related to the Delhaize Belgium defined benefit plan are as follows:

	2005	2004	2003
Projected benefit obligation	99.7	86.9	82.8
Accumulated benefit obligation	74.9	67.1	63.8
Fair value of plan assets	59.6	60.5	58.0

Stock Based Compensation

See Note 29 for a description of the share-based incentive plans and related disclosures.

Prior to January 1, 2005, under US GAAP, Delhaize Group accounted for its share-based incentive plans under the recognition and measurement principles of APBO 25. Delhaize Group elected to adopt SFAS No. 123R in the first quarter of 2005 using the modified prospective method.

The following table illustrates the effect on net income and earnings per share, on a US GAAP basis, if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for 2004 and 2003:

	Year Ended December 31,
(in millions of EUR)	2004	2003
Net income — as reported	304.4	241.9
Deduct: Total stock-based employee compensation expense determined using fair value based method (net of tax)	(14.1)	(18.2)
Net income — pro forma	290.3	223.7
Basic earnings per share — as reported	3.29	2.63
Basic earnings per share — pro forma	3.13	2.43
Diluted earnings per share — as reported	3.14	2.62
Diluted earnings per share — pro forma	3.00	2.42

A summary of the status of Delhaize Group’s nonvested option shares as of December 31, 2005, and changes during the year ended December 31, 2005, is presented below.

Nonvested options of non U.S. stock option and warrant plans	Shares	Weighted average Grant-Date Fair Value
Nonvested at January 1, 2005	896,293	13.97
Granted	181,226	16.52
Vested	(126,900)	25.94
Forfeited	(2,088)	16.81
Nonvested at December 31, 2005	948,531	12.85

Nonvested options of the Delhaize Group 2002 Stock Incentive Plan	Shares	Weighted average Grant-Date Fair Value
Nonvested at January 1, 2005	3,460,903	12.76
Granted	1,098,462	18.28
Vested	(1,433,197)	13.13
Forfeited	(310,581)	12.87

Nonvested at December 31, 2005	2,815,587	15.80

Recently Issued Accounting Standards Not Yet Adopted

There are no recently issued accounting standards not yet adopted that are expected to have a material impact to Delhaize Group.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit No.	Description

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2005)

11.1	Delhaize Group Code of Business Conduct and Ethics, as revised effective December 31, 2005 (Filed as Exhibit F to Annex 5 to Exhibit 99.2 to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 19, 2006 and incorporated by reference herein)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2005 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 2, 2006 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F