Form 20-F
period 2006-12-31
DELHAIZE GROUP
filed 2007-06-29
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number: 333-13302

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

Ordinary Shares, without nominal value	96,456,924 (as of December 31, 2006)

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

TABL E OF CONTENTS

GENERAL INFORMATION

The consolidated financial statements of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (also referred to with our consolidated and associated companies, except where the context otherwise requires, as “Delhaize Group”, “we”, “us”, “our” and the “Company”) appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein and the notes to the financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The principal differences between IFRS and U.S. GAAP, as they relate to us, are presented in Note 43 to the consolidated financial statements.

We are a food retailer headquartered in Belgium, which operates in eight countries and on three continents. Our company was founded in Belgium in 1867. As of December 31, 2006, we had a sales network (which includes company-operated, affiliated and franchised stores) of 2,705 stores and employed approximately 142,500 people. Our principal activity is the operation of food supermarkets in the United States, Belgium and Greece, with a small percentage of our operations in Central Europe and in Southeast Asia. Such retail operations are primarily conducted through our consolidated subsidiary, Delhaize America, Inc. (“Delhaize America”), our businesses in Belgium, the Grand-Duchy of Luxembourg and Germany (collectively, “Delhaize Belgium”), and the business of Alfa-Beta Vassilopoulos S.A. in Greece (“Delhaize Greece”). Our ordinary shares are listed under the symbol “DELB” on the regulated market Eurolist by Euronext Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com and www.delhaize.com.

Our year ends on December 31. The results of operations of our subsidiary, Delhaize America, covered 52 weeks through December 30, 2006, December 31, 2005 and January 1, 2005 in our company’s years ended December 31, 2006, 2005 and 2004, respectively. The results of operations of Delhaize Belgium and our other companies outside the United States are presented on a calendar-year basis. The results of operation of Victory Super Markets (“Victory”) in the U.S. are included in our consolidated results from November 27, 2004, the date we acquired Victory. The results of operation of Cash Fresh in Belgium are included in our consolidated results from May 31, 2005, the date that we acquired Cash Fresh. Delvita’s results of operations included in our year ended December 31, 2006 covered the period through December 31, 2006, and were classifed as results from discontinued operations in all years presented, as we sold Delvita to the German Rewe Group in May 2007.

The euro is our reporting currency. The translations of euro (“Eur” or “€”) or amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.3170, the reference rate of the European Central Bank on December 29, 2006. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2 to the consolidated financial statements.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

+32-2-412-2211

www.delhaizegroup.com

Cautionary Note Concerning Forward-Looking Statements

Statements included in, or incorporated by reference into, this annual report, other than statements of historical fact, which address activities, events or developments that we expect or anticipate will or may occur in the future, including, without limitation, statements regarding the expansion and growth of our business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Private Securities Litigation Reform Act of 1995 about us that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “project”, “estimate”, “strategy”, “may”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Section B “Risk Factors” of Item 3 “Key Information” within this annual report. Other important factors that could cause actual results to differ materially from expectations of Delhaize Group are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this annual report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Union. IFRS differ in certain respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. The principal differences between IFRS and U.S. GAAP, as they relate to us and a reconciliation of our net income and shareholders’ equity to U.S. GAAP, are presented in note 43 to our audited consolidated financial statements included in this annual report. The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this annual report.

The euro is our reporting currency. U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.3170, the reference rate of the European Central Bank on December 29, 2006. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2006 USD	2006 EUR	2005 EUR	2004 EUR	2003 EUR	2002(1) EUR
	(In millions, except per share amounts)
INCOME STATEMENT DATA
IFRS
Net sales and other revenues	25,319	19,225	18,345	17,597	18,215
Operating profit	1,246	946	900	862	801

Profit before taxes and discontinued operations	884	671	603	558	294
Net profit	474	360	370	302	285
Net profit attributable to equity holders of the Group	464	352	365	296	279
Cash dividends paid (2)	149	113	105	93	81
Basic earnings per share	4.89	3.71	3.89	3.19	3.03
Diluted earnings per share	4.68	3.55	3.71	3.09	3.02
U.S. GAAP
Sales and other revenues	25,227	19,155	18,278	17,523	18,117	19,738
Operating income	1,270	938	899	881	890	900
Income before income taxes, minority interests and loss from discontinued operations	886	673	619	588	575	534
Income before minority interests and loss from discontinued operations	553	420	382	372	359	345

Net income	494	375	364	304	242	287
Cash dividends paid (2)	149	113	105	93	81	133
Basic earnings per share	5.20	3.95	3.87	3.29	2.63	3.12
Diluted earnings per share	4.93	3.74	3.67	3.14	2.62	3.11

	December 31,
	2006 USD	2006 EUR	2005 EUR	2004 EUR	2003 EUR	2002(1) EUR
	(In millions)
BALANCE SHEET DATA
IFRS
Current assets	3,191	2,423	2,813	2,424	2,260
Total assets	12,242	9,295	10,254	8,702	8,766
Short-term borrowings	134	102	—	28	237
Long-term debt	2,858	2,170	2,546	2,773	2,719
Long-term obligations under finance lease	793	602	654	559	562
Share capital	63	48	47	47	46
Minority interests	47	36	30	32	29
Shareholders’ equity	4,642	3,525	3,566	2,842	2,775
U.S. GAAP
Current assets	3,196	2,427	2,821	2,407	2,308	2,647
Total assets	12,439	9,445	10,417	8,824	8,959	10,443
Short-term borrowings	134	102	—	28	239	463
Long-term borrowings	2,835	2,198	2,585	2,798	2,740	3,144
Long-term capital lease obligations	814	618	674	576	580	698
Capital shares	63	48	47	47	46	46
Minority interests	49	37	33	36	31	29
Shareholders’ equity	4,754	3,610	3,691	2,929	2,896	3,289

	Year Ended December 31,
	2006 USD	2006 EUR	2005 EUR	2004 EUR	2003 EUR	2002(1) EUR
	(In millions, except store count and per share amounts)
OTHER DATA
Store count at period end	—	2,705	2,636	2,565	2,559	2,527
Weighted average number of shares outstanding at period end	—	94.9	93.9	92.7	92.1	92.1
Net cash provided by operating activities	1,198	910	902	989	875	—
Net cash (used in) investing activities	(951)	(722)	(757)	(642)	(508)	—
Net cash (used in) financing activities	(839)	(637)	(69)	(46)	(345)	—
Dividends per share (2)	1.73	1.32	1.20	1.12	1.00	0.88
Capital expenditures	922	700	636	494	463	635

(1)	We adopted International Financial Reporting Standards as of January 1, 2003. No historical IFRS information is available for 2002.
(2)	We usually pay dividends once a year after the annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents our calendar-year to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following our annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the actual dividend per Delhaize Group ADR paid by The Bank of New York, as depositary, to holders of our ADRs on the dividend payment date. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(Amounts in EUR)	(Amounts in USD)
2006	1.32	1.74
2005	1.20	1.53
2004	1.12	1.37

Under Belgian law, we are required to set aside at least 5% of our profits during each fiscal year and contribute such amount to our statutory reserves until such reserve has reached an amount equal to 10% of our capital. Subject to this requirement, our Board of Directors may propose, at a shareholders’ meeting at which annual accounts are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution. In connection with the approval of our accounts, the shareholders may, at a general meeting, authorize a distribution of our net profits to shareholders from reserves, subject to the requirement of contribution to the statutory reserve set forth in the first sentence of this paragraph.

The Bank of New York, as our depositary, holds the underlying ordinary shares represented by the Delhaize Group ADSs. Each Delhaize Group ADS represents an ownership interest in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which has been deposited with the depositary. Because The Bank of New York holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, our company and all holders from time to time of our ADSs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “E. Taxation” under Item 10 “Additional Information” in this annual report. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, the European Monetary Union (“EMU”) was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 13 member states participate in the EMU and have adopted the euro: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Slovenia and Spain.

The euro to U.S. dollar exchange rate was EUR 1 = USD 1.317 as of December 29, 2006 based on the reference rate of the European Central Bank. The following table shows the exchange rate expressed in U.S. dollars per euro for the periods and dates indicated based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Month/Year	Period End	Average Rate(1)	High	Low
	USD	USD	USD	USD
Euro to U.S. dollar
June 2007 (through June 15)	1.3365	1.3401	1.3526	1.3295
May 2007	1.3453	1.3518	1.3616	1.3419
April 2007	1.3660	1.3513	1.3660	1.3363
March 2007	1.3374	1.3246	1.3374	1.3094
February 2007	1.3230	1.3080	1.3246	1.2933
January 2007	1.2998	1.2993	1.3286	1.2904
2006	1.3197	1.2661	1.3327	1.1860
2005	1.1842	1.2400	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594

(1)	The average rate for 2002, 2003, 2004, 2005 and 2006 is the average of the noon buying rates for euros on the last business day of each month during the relevant period. The average rate for each of the six months preceding the date of this document is the average of the noon buying rates for euros on each business day during the relevant period.

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

Risks Related to Operations of Our Company

Our results are subject to risks relating to competition and narrow profit margins in the food retail industry.

The food retail industry is competitive and generally characterized by narrow profit margins. Our competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers, discount retailers and restaurants. Food retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. We believe that we could face increased competition in the future from all of these competitors. To the extent we reduce prices to maintain or grow our market share in the face of competition, net income and cash generated from operations could be adversely affected. Some of our competitors have financial, distribution, purchasing and marketing resources that are greater than ours. Our profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

We have substantial financial debt outstanding that could negatively impact our business.

We have substantial debt outstanding. At December 31, 2006, Delhaize Group had total consolidated debt outstanding of approximately EUR 3.1 billion and approximately Eur 0.8 million of unused commitments under our revolving credit facilities. Our level of debt could:

•	make it difficult for us to satisfy our obligations, including interest payments;

•	limit our ability to obtain additional financing to operate our business;

•	limit our financial flexibility in planning for and reacting to industry changes;

•	place us at a competitive disadvantage as compared to less leveraged companies;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing the availability of its cash flow for other purposes.

We may borrow additional funds to support our capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above.

If we do not generate positive cash flows, we may be unable to service our debt.

Our ability to pay principal and interest on our debt depends on our future operating performance. Future operating performance is subject to market conditions and business factors that often are beyond our control. Consequently, we cannot assure you that we will have sufficient cash flows to pay the principal, premium, if any, and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow these alternative measures or that such measures would satisfy our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Certain of our debt agreements require us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

A competitive labor market may increase Delhaize Group’s costs.

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings in order to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

The significance of Delhaize America’s contribution to our revenues and the geographic concentration of Delhaize America’s stores on the east coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that may impact that region.

During 2006, approximately 71.6% of our sales were generated through Delhaize America. We depend in part on Delhaize America for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of Delhaize America’s stores are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. If the east coast of the United States were to experience a general economic downturn, natural disaster or other adverse condition, our results of operations may suffer.

Because of the number of properties that we own and lease, we have a potential risk of environmental liability.

We are subject to laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liabilities for the costs of cleaning, and certain damages arising from, sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, we may be responsible for the remediation of environmental conditions and may be subject to associated liabilities relating to our stores, warehouses and offices, as well as the land on which they are situated, regardless of whether we lease, sublease or own the stores, warehouses, offices or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of investigation, remediation or removal of environmental conditions may be substantial. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners, tenants or sub-tenants of real properties for personal injuries associated with asbestos-containing materials. There can be no assurance that environmental conditions relating to prior, existing or future store sites will not harm us through, for example, business interruption, cost of remediation or harm to reputation.

If we are unable to locate appropriate real estate or enter into real estate leases on commercially acceptable terms, we may be unable to open new stores.

Our ability to open new stores is dependent on our competence in identifying and entering into leases on commercially reasonable terms for properties that are suitable for our needs. If we fail to identify and enter into leases on a timely basis for any reason, including our inability due to competition from other companies seeking similar sites, our growth may be impaired because we may be unable to open new stores as anticipated. Similarly, our business may be harmed if we are unable to renew the leases on our existing stores on commercially acceptable terms.

Unfavorable exchange rate fluctuations may negatively impact our financial performance.

Our operations are conducted primarily in the U.S., Belgium and to a lesser extent in other parts of Europe and Indonesia. The results of operations and the financial position of each of our entities outside the euro zone are recorded in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. Exchange rate fluctuations between these foreign currencies (particularly the U.S. dollar) and the euro may have a material adverse effect on our consolidated financial statements as reported in euros.

We also face transaction risks from fluctuations in exchange rates between the various currencies in which we do business. Transactions that are most likely to result in exchange rate risks for us relate to dividends paid to us by our subsidiaries. For example, any dividends we receive from Delhaize America may be adversely affected by exchange rate fluctuations between the euro and the U.S. dollar.

Various aspects of our business are subject to federal, regional, state and local laws and regulations in the U.S., Belgium and other countries, in addition to environmental regulations. Our compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect our ability to conduct our business as planned.

In addition to environmental regulations, we are subject to federal, regional, state and local laws and regulations in the U.S., Belgium and other countries relating to, among other things, zoning, land use, workplace safety, public health, community right-to-know, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. In addition, under certain regulations, we are prohibited from selling alcoholic beverages in certain of our stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. A number of laws exist which impose burdens or restrictions on owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

As a result of selling food products, we face the risk of exposure to product liability claims and adverse publicity.

The packaging, marketing, distribution and sale of food products purchased from others entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by us. These contaminants may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants. Even an inadvertent shipment of adulterated products is a violation of law and may lead to an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against us or that we will not be obligated to perform such a recall in the future. If a product liability claim is successful, our insurance may not be adequate to cover all liabilities we may incur, and we may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business and financial condition and results of operations.

Strikes, work stoppages and slowdowns could negatively affect our financial performance.

A number of employees of our companies, mostly outside of the United States, are unionized. It is possible that relations with the unionized portion of our workforce will deteriorate or that our workforce would initiate a strike, work stoppage or slowdown in the future. In such an event, our business, financial condition and results of operations could be negatively affected, and we cannot provide assurance that we would be able to adequately meet the needs of our customers utilizing our remaining workforce. In addition, similar actions by our non-unionized workforce are possible.

We may not be able to fund our renovation and conversion plans.

A key to our business strategy has been, and will continue to be, the renovation and/or conversion of our existing stores, as well as the renovation of our infrastructure. Although it is expected that cash flows generated from operations, supplemented by the unused borrowing capacity under our credit facilities and the availability of capital lease financing, will be sufficient to fund our capital renovation programs and conversion initiatives, sufficient funds may not be available. Our inability to successfully renovate and/or convert our existing stores and other infrastructure could adversely affect our business, results of operations and ability to compete successfully.

We may be unsuccessful in managing the growth of our business or the integration of acquisitions we have made.

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and engaging in store renovations and market renewals. In doing so, we face risks commonly encountered with growth through acquisition and conversion. These risks include, but are not limited to, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where we have no or limited experience, the disruption of our ongoing business and the dissipation of our management resources. Realization of the anticipated benefits of an acquisition, store renovation or market renewal may take several years or may not occur at all. Our growth strategy may place a significant strain on our management, operational, financial and other resources. In particular, the success of our acquisition strategy will depend on many factors, including our ability to:

•	identify suitable acquisition opportunities;

•	successfully complete acquisitions at valuations that will provide anticipated returns on invested capital;

•	quickly and effectively integrate acquired operations to realize operating synergies;

•	obtain necessary financing on satisfactory terms; and

•	make payments on the indebtedness that we might incur as a result of these acquisitions.

There can be no assurance that we will be able to execute successfully our acquisition strategy, store renovations or market renewals, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Although we are not presently a party to any agreement with respect to any pending acquisition that we believe is probable and material to our business, we have engaged in and continue to engage in evaluations and discussions with respect to potential acquisitions.

Unexpected outcomes with respect to jurisdictional audits of income tax filings could result in an adverse effect on our financial performance.

We are regularly audited in the various jurisdictions in which we do business, which we consider to be part of our ongoing business activity. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities, and believe we have adequate liabilities recorded in our consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect our financial condition and results of operation.

Risks associated with the suppliers from whom our products are sourced could adversely affect our financial performance.

The products we sell are sourced from a wide variety of domestic and international suppliers. Our ability to find qualified suppliers who meet our standards and to access products in a timely and efficient manner is a significant challenge. Political and economic instability in the countries in which suppliers are located, the financial instability of suppliers, suppliers’ failure to meet our standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, merchandise quality issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and access to products could adversely affect our operations and financial performance.

Natural disasters and geopolitical events costs could adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, and geopolitical events, such as civil unrest in a country in which we operate or in which our suppliers are located and attacks disrupting transportation systems, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the temporary closure of one or more stores and distribution centers, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply or products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores within a country in which we are operating and the temporary reduction in the availability of products in our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

In all control systems there are inherent limitations, and misstatements due to error or fraud may occur and not be detected, which may harm our business and financial performance and result in difficulty meeting our reporting obligations.

Effective internal control over financial reporting is necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our business and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that the control may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in its implementation of internal controls, our business and operating results could be harmed and we could fail to meet our reporting obligations.

Much of our operations are dependent on information technology (“IT”) systems, the failure of any of which may adversely affect our financial performance.

Many of the functions of our operations are dependent on IT systems, developed and maintained by internal experts or third parties. The failure of any of these IT systems may cause disruptions in our operations, adversely affecting our sales and profitability. We have business continuity plans in place to reduce the negative impact of such IT systems failures on our operations, but there is no assurance that these business continuity plans will be completely effective in doing so.

Changes in and performance by suppliers, distributors could adversely effect or results.

Significant disruptions in operations of our vendors and suppliers could materially impact our operations by disrupting store-level merchandise selection, resulting in reduced sales. Also, from time to time, we may experience product shortages due to the impact of adverse weather conditions, such as drought or flood, or disruptions in the supply chain from competition for products from other retailers, product shortages and transportation disruptions. These shortages may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which result in decreased sales or margins.

A change in supplier rebates could adversely affect our financial performance.

We receive allowances, credits and income from suppliers primarily for volume incentives, new product introductions, in-store promotions and co-operative advertising. Certain of these funds are based on our volume of net sales or purchases, growth rate of net sales or purchases and marketing programs. If we do not grow our net sales over prior periods or if we are not in compliance with the terms of these programs, there could be a material negative effect on the amount of incentives offered or paid to us by our suppliers. Additionally, suppliers routinely change the requirements for, and the amount of, funds available. No assurance can be given that we will continue to receive such incentives or that we will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. A reduction in, the discontinuance of, or a significant delay in receiving such incentives, as well as the inability to collect such incentives, could have a material adverse effect on our business, results of operation and financial condition.

We are subject to antitrust and similar legislation in the jurisdictions in which we operate.

We are subject to a variety of antitrust and similar legislation in the jurisdictions in which we operate. In a number of markets, we have market positions which may make future significant acquisitions more difficult and may limit our ability to expand by acquisition or merger, if we wished to do so.

In addition, we are subject to legislation in many of the jurisdictions in which we operate relating to unfair competitive practices and similar behavior. We have been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require us to devote significant management resources to defending ourselves against such allegations. In the event that such allegations are proved, we may be subject to significant fines, damages awards and other expenses and our reputation may be harmed.

On April 24, 2007, representatives of the Conseil de la Concurrence/Raad voor de mededinging (Belgian competition authority), visited our offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was a part of what appears to be a local investigation affecting several companies in Belgium in the retail sector. We understand that the investigation, which is expected to continue for several months, relates to prices of perfume, beauty products and other household goods. We have cooperated with the Conseil de la Concurrence/Raad voor de mededinging in connection with the initial request for documentation and as of the date of this filing have not received any news or further communication, nor has a statement of objections been lodged against our company, in relation to this matter. The maximum fine for violations of the related competition laws in Belgium is capped at ten percent of our company’s annual sales in Belgium. If the Conseil de la Concurrence/Raad voor de Mededinging formally charges us with a violation of Belgian competition laws, our reputation may be damaged, and if a violation of such laws is proven we could be fined and incur other expenses, and there may be a material adverse effect on our financial condition and results of operations.

Unexpected outcomes in our legal proceedings could materially impact our financial performance.

From time to time, we are party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have an adverse effect on our financial condition and results of operations.

We may experience adverse results arising from claims against our self-insurance programs.

Our U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident, druggist claims and healthcare (including medical, pharmacy, dental and short-term disability). The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by us. The purpose for implementing the captive reinsurance program was to provide our U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not reported. We believe that the actuarial estimates are reasonable. These estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of its existing reserves.

Self-insurance reserves of €117.5 million are included as liabilities on the balance sheet as of December 31, 2006. More information on self-insurance can be found in note 22 “Self-insurance Provision” to the consolidated annual financial statements included in this document.

Our operations are subject to economic conditions that impact consumer spending.

Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. A general reduction in the level of consumer spending or our inability to respond to shifting consumer attitudes regarding products, store location and other factors could adversely affect our growth and profitability.

Risks Relating to Ownership of Delhaize Group ADRs

The trading price of our ADRs and dividends paid on our ordinary shares underlying the ADRs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.

Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of our ADRs and ordinary shares. Specifically, as the relative value of the euro to the U.S. dollar declines, each of the following values will also decline (and vise versa):

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

The depositary may not receive voting materials for Delhaize Group ordinary shares represented by Delhaize Group ADRs in time to ensure that holders of Delhaize Group ADRs can either instruct the depositary to vote the shares underlying their ADRs or withdraw such shares to vote them in person or by proxy. In addition, the depositary’s liability to holders of Delhaize Group ADRs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of Delhaize Group ADRs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or Delhaize Group if their shares are not voted as they have requested or if their shares cannot be voted.

You should be aware of the consequences of our incorporation in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and its corporate affairs are governed by Belgian corporate law. Although provisions of Belgian company law resemble various provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as:

•	the validity of corporate procedures,

•	the fiduciary duties of management,

•	the dividend payment dates, and

•	the rights of shareholders,

may differ from those that would apply if we were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company’s behalf, are more limited than in the United States.

In addition, if a holder of our ordinary shares in registered form wishes to attend a general meeting, such holder must send to our registered office an attendance form evidencing his or her intent to exercise his or her rights at the meeting at least four business days prior to such meeting, and must remain the holder of such shares until the day after the meeting. A holder of our ordinary shares in bearer form must deposit the ordinary shares under which voting rights will be exercised with our registered office, or such other place as specified in the notice for the meeting, at least four business days prior to the applicable meeting. Similarly, a holder of our ADRs who gives voting instructions to the depositary must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

You may be unable to serve legal process within the United States or enforce in the U.S. judgments against us and our directors and officers.

We are a Belgian company and most of our directors and many of our officers are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in U.S. courts against any of these non-resident persons or us based upon the civil liability provisions of the securities or other laws of the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of U.S. courts.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court, and is satisfied that:

•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

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

Holders of our ADRs or ordinary shares have limited rights to call shareholders’ meetings or to submit shareholder proposals, which could adversely affect their ability to participate in the governance of Delhaize Group.

Except under limited circumstances, only our Board of Directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the corporate capital of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. As a result, the ability of our holders of ADRs or ordinary shares to participate in and influence the governance of Delhaize Group is limited.

Holders of our ADRs have limited recourse if we or the depositary fails to meet its respective obligations under the deposit agreement or if they wish to involve our company or the depositary in a legal proceeding.

The deposit agreement expressly limits the obligations and liability of our company and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we or the depositary:

•	are prevented or hindered in performing any obligation by circumstances beyond our or the depositary’s control;

•	exercise or fail to exercise discretion under the deposit agreement;

•	perform their obligations without negligence or bad faith;

•	take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder or any other qualified person; or

•	rely on any documents believed in good faith to be genuine and properly executed.

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of our ADRs which may involve it in expense or liability unless it is indemnified to its satisfaction. These provisions of the deposit agreement will limit the ability of holders of our ADRs to obtain recourse if we or the depositary fails to meet our or its respective obligations under the deposit agreement or if they wish to involve our company or the depositary in a legal proceeding.

We, as a non-U.S. issuer, are subject to disclosure standards that differ from those applicable to U.S. domestic issuers, which may limit the information available to holders of our ADRs, and corporate governance standards that differ from those applicable to U.S. domestic issuers, which may limit the transparency and independence of corporate governance, in each case as compared to U.S. domestic issuers.

As a non-U.S. issuer, we are not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Securities Exchange Act. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U. S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about U.S. domestic issuers in the U.S. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission, or SEC, we may publicly file our earnings reports later than U.S. issuers. We are required to file annual reports on Form 20-F and reports on Form 6-K. We historically have filed current reports containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by U.S. domestic issuers.

Our ordinary shares are listed on Euronext Brussels under the symbol “DELB” and our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange, NYSE, under the symbol “DEG”. As a non-U.S. issuer listed on the NYSE, we are exempt from many of the corporate governance requirements of the NYSE that are applicable to U.S. domestic companies listed on the NYSE. Under the NYSE’s corporate governance listing standards, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

ITEM 4.	INFORMATION ON THE COMPANY

We are a food retailer headquartered in Belgium with operations in eight countries on three continents – North America, Europe and Asia. As of December 31, 2006, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,705 stores, and we employed approximately 142,500 people. In 2006, we recorded net sales and other revenues of €19.2 billion and Group share in net profit of €351.9 million.

Our primary store format consists of retail food supermarkets, which represent approximately 91% of our sales network. Our sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, we engage in food wholesaling and non-food retailing of products such as pet products, health and beauty products, prescriptions and other household and personal products.

Delhaize Group S.A. is the parent company of the direct and indirect subsidiaries listed in note 41 to our consolidated annual financial statements included elsewhere in this document.

The following table sets forth, as of the dates indicated, our sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31,
	2006	2005	2004
United States(1)	1,549	1,537	1,523
Belgium	843	808	747
Greece	148	135	129
Emerging Markets (2)	68	62	58
Discontinued Operations (3)	97	94	108

Total	2,705	2,636	2,565

(1)	Includes stores at December 30, 2006, December 31, 2005 and January 1, 2005.
(2)	Includes Romania and Indonesia.
(3)	Includes Czech Republic (2004 to 2006) and Slovakia (2004).

Net Sales and Other Revenues (in millions of EUR)

	Year Ended December 31,
	2006	2005	2004
United States	13,772.8	13,314.3	12,750.8
Belgium	4,285.2	4,005.1	3,872.9
Greece	1,030.3	908.0	873.0
Emerging Markets	136.9	117.9	100.1

Total	19,225.2	18,345.3	17,596.8

Our operations are located primarily in the United States, Belgium and Greece, with a small percentage of our operations in Central Europe and in Southeast Asia. In 2006, operations in the United States accounted for 71.6% of net sales and other revenues. Operations in Belgium, the Grand-Duchy of Luxembourg and Germany accounted for 22.3% of net sales and other revenues. Operations in Greece accounted for 5.4% of net sales and other revenues. Net sales and other revenues in our Emerging Markets segment (Romania and Indonesia) accounted for 0.7% of our net sales and other revenues in 2006. Sales from our operations in the Czech Republic, which were in the process of being divested at the end of 2006, are not included in the Emerging Markets results for 2006.

A. History and Development of the Delhaize Group

In 1867, the brothers Jules and Edouard Delhaize and their brother-in-law Jules Vieujant founded our company as a wholesale supplier of groceries in Charleroi, Belgium. In 1957, we opened our first supermarket in Belgium. Since that date, we have expanded our supermarket operations across Belgium and into other parts of Europe, North America and Southeast Asia. We were converted from a limited partnership to a limited liability company on February 22, 1962.

We entered the United States in 1974, acquiring approximately 35% of Food Town Stores, Inc., a food retailer that operated 22 stores in the southeastern United States. In 1976, we increased our stake to 52%. In 1983, Food Town Stores, Inc. was renamed Food Lion, Inc. In December 1996, our U.S. operations were expanded when Food Lion acquired Kash n’ Karry. In July 2000, we acquired Hannaford Bros. Co, a supermarket chain operating in the Northeastern U.S. In October 2003, we acquired J.H. Harvey Co., a supermarket business operating in Georgia and Florida, and added it to our U.S. store network. In November 2004, we acquired Victory Distributors, Inc., a 19-store business operating in Massachusetts and New Hampshire under the trade name Victory Super Markets, and added it to our U.S. store network.

In April 2001, we and Delhaize America, the holding company grouping our U.S. operations, consummated a share exchange transaction in which we acquired all of the outstanding shares of Delhaize America that we did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either our American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or our ordinary shares, which are listed on Euronext Brussels.

The 1990s were a period of international expansion outside of Belgium and the United States for our company. The following subsidiaries were integrated into our company in the following countries during this time: Delvita – Czech Republic (1991), Alfa-Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Since then, some of these businesses have been divested to focus our resources on better investment opportunities: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004), Delvita – Slovakia (2005) and Delvita – Czech Republic (2007).

In 2001, Alfa-Beta, our Greek operating company acquired Trofo, a chain of stores operating in Greece. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium.

Our principal executive offices are located at Square Marie Curie 40, 1070 Brussels- Belgium. Our telephone number at that location is +32 2 412 22 11. Our Internet address is www.delhaizegroup.com. The information on our website is not a part of this document.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities that exist in the supermarket industry in the geographical markets in which we operate. We seek to differentiate ourselves from our competitors through our competitive strengths, which include:

•

Leading market shares and strong brand recognition. We aim to be among the top three supermarket operators in terms of annual sales in the markets in which we operate. We believe that our leading market shares result in distribution and advertising synergies and allow us to maintain customer loyalty and strong brand recognition.

•

Strong operating margins and cost control. Our operating margins have historically been among the highest in the supermarket industry. We have focused on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private label products. Our ability to control operating and administrative expenses has allowed us to achieve one of the lowest operating cost structures in the supermarket industry. Effective use of information technology, store labor scheduling and attention to cost controls have allowed us to control our expense structure.

•

Track record of reducing leverage (i.e. debt to equity ratio). We have historically been able to generate free cash flow and reduce leverage in our balance sheet. This has been possible through our strong profitability, disciplined working capital management and selective investments.

•

Diversification through multiple banners and multiple markets. We operate under multiple banners, each of which has a distinct strategy and a well established and consistent brand image. Through our multiple banners, we are able to target the needs and requirements of specific markets, customize our product and service offerings and maintain strong brand recognition with our local customers.

•

Experienced management team. Our executive officers have an average of more than 20 years of experience in the food retailing industry. In addition, many of our company’s senior operating managers have spent much of their careers in their respective local markets.

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. We plan on continuing to invest in our store base during fiscal year 2007 by incurring approximately €825 million of capital expenditures (including $755 million (€600 million) for our U.S. operations), including renovations of existing stores and store support functions, particularly information technology and logistics.

•

Distribution capacity and efficiency. We currently operate 28 distribution centers that total approximately 13 million square feet. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•

Loyalty card programs. At Food Lion, Delhaize Belgium and Alfa-Beta, which represent approximately 84% of our sales network by number of stores, we have successful customer loyalty card programs that are critical elements of our marketing strategy. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

•

Significant investment in management information systems. All of our operating companies use computer systems that allow us to monitor store operating performance, manage merchandise categories and procure and distribute merchandise on a centralized basis by banner. We regularly update our information technology so that we can continue to efficiently operate our stores and logistics network.

•

Operate as a global group. We are organized into different geographic regions that exercise global and regional purchasing, share retail knowledge and implement best practices. We have regional and company-wide coordination groups focusing on procurement, equipment purchasing, information technology, food safety, talent development, communication and risk management.

Our Strategy

We have leading positions in food retailing in key markets. Our position was established through strong local companies with a variety of food store formats. The local companies benefit from and contribute to our strength, expertise and successful practices. We are committed to offering a locally differentiated shopping experience to our customers, delivering high value and maintaining high social, environmental and ethical standards.

We have identified and implemented actions to drive our future sales, profitability and return on invested capital. Five strategic principles serve as a guide for our initiatives: differentiated store concepts, executional excellence, being a learning company, offering an attractive workplace and acting as a responsible corporate citizen.

•

Differentiated store concepts. We believe that only strong differentiation in leading store concepts can lead to long-term success and sustainable sales growth. That is why Food Lion, our largest company, has reinforced its fresh offering and invested in store remodelings and improved customer service. Hannaford, Delhaize Belgium and Alfa-Beta continue to develop an innovative variety of quality products and offer high customer service at competitive prices. Kash n’ Karry is in the process of being rebranded to Sweetbay Supermarket to support our repositioning in western Florida.

•

Executional excellence. The retail market demands a daily commitment to executional excellence at all levels of the organization to timely and consistently achieve planned projects and targets, develop the necessary tools and systems and recruit and maintain managers and employees accountable for each element. We continue to invest heavily in training and information systems to support the day-to-day execution within the organization.

•

Being a learning company. Being a learning company is a strategic process through which we integrate the know-how and the experiences of the operating companies and employees throughout the entire organization to maximize our potential and deliver sustainable and profitable growth. We seek to establish learning networks and identify and exchange best practices.

•

Offering an attractive workplace. Attracting and retaining skilled and motivated associates is key to our success. Therefore, we want to create an attractive professional environment. We offer a competitive compensation package based on local standards, opportunities for personal development and associate recognition programs. In our recruiting and internal promotion practices, we put a high value on diversity.

•

Acting as a responsible corporate citizen. We aim to act as a responsible citizen towards the environment and the community within our local markets of operation. Our company supports the communities in which we operate through a wide range of charitable initiatives. We believe that we operate at a high standard of corporate governance and ethical business practices.

B. Business Overview

As of December 31, 2006, we operated the following banners:

United States	Belgium (a)	Southern and Central Europe	Southeast Asia
• Food Lion	• Delhaize “Le Lion”	Greece	Indonesia
• Bloom	Supermarket	• Alfa-Beta	• Super Indo
• Bottom Dollar Food	• Cash Fresh	• ENA
• Harveys	• AD Delhaize	• Shop & Go
• Reid’s	• Delhaize City	• Trofo Market
• Hannaford	• Proxy Delhaize	• AB City
• Sweetbay	• Shop ‘n Go	• AB Food Market
Supermarkets	• Caddy-Home
• Kash n’ Karry	• Di (c)	Czech Republic (b)
	• Tom & Co	• Delvita
• Proxy
• Delvita City

Romania
• Mega Image

(a)	Including 30 stores in the Grand-Duchy of Luxembourg and three stores in Germany.
(b)	In May 2007, we completed the sale of our business in the Czech Republic to Rewe Group.
(c)	In March 2007, we entered into an agreement to sell Di.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Kash n’ Karry, Sweetbay, Reid’s, Harveys, Bloom and Bottom Dollar Food.

For the fiscal year ended December 31, 2006, we achieved net sales and other revenues of €13.8 billion ($17.3 billion) in the United States. We are the third largest supermarket operator on the east coast of the United States for fiscal year 2006 based on sales. At the end of 2006, we employed approximately 108,900 people in the United States.

In 1974, we acquired a 35% shareholding in Food Town Stores, as Food Lion was called at that time. In 1976, Delhaize Group acquired a majority shareholding in Food Lion. Today, Food Lion stores are located from Delaware through Florida. Hannaford and Kash n’ Karry became wholly owned subsidiaries of Delhaize America in 2000 and 1996, respectively, and are located respectively throughout New England and Florida. Harveys is located primarily in Georgia and Florida and has been consolidated into Delhaize America’s results since October 26, 2003. Bloom and Bottom Dollar stores can be found in the mid-Atlantic section of the United States and began operations in 2004 and 2005, respectively. We announced our Sweetbay initiative in 2004 and all stores are located in Florida. The Kash n’ Karry stores are in the process of being remodeled and re-branded under the new brand Sweetbay Supermarkets by the end of September 2007.

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In 2006, we opened or acquired 40 stores in the United States, consisting of 18 Food Lion stores, 5 Bloom stores, 14 Hannaford stores, one Sweetbay store and three Harveys stores. During 2006, we also closed or relocated 28 U.S. stores. As a result, as of December 31, 2006, we operated 1,549 supermarkets in 16 states in the eastern United States.

State	Food Lion (1)	Harveys	Bloom	Bottom Dollar Food	Hannaford	Kash n’ Karry	Sweetbay	Total
Delaware	17							17
Florida	33	7				38	69	147
Georgia	39	60						99
Kentucky	11							11
Maine					50			50
Maryland	66		7	4				77
Massachusetts					25			25
New Hampshire					29			29
New York					40			40
North Carolina	483		5	4				492
Pennsylvania	6							6
South Carolina	126	1	5					132
Tennessee	65							65
Vermont					14			14
Virginia	295		22	10				327
West Virginia	18							18
Total	1,159	68	39	18	158	38	69	1,549
Number of States	11	3	4	3	5	1	1

(1)	Includes 8 Reid’s stores

Banner	Average Store Size m2/ft2	Store Prototype Size m2/ft2
Food Lion, Bloom, Bottom Dollar and Reid’s	3,250/35,000	2,320/25,000 3,250/35,000 3,530/38,000
Harveys	2,810/30,300	1,950/21,000 3,250/35,000
Hannaford	4,500/48,400	3,250/35,000 4,370/47,000 5,110/55,000
Kash n’ Karry	3,860/41,600	—
Sweetbay Supermarket	4,220/45,400	3,940/42,400 4,090/44,000 4,550/49,000

In recent years, we have pursued an aggressive remodeling program in the United States to provide our customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2006, we remodeled 147 stores in the United States, including 94 Food Lion stores (of which 29 were converted to Bloom, 15 to Bottom Dollar Food and six to Harveys), 10 Hannaford stores and 43 Kash n’ Karry stores converted to Sweetbay Supermarket.

In 2006, Food Lion renewed its stores in the market of Washington, DC, where it remodeled approximately 80 stores, and divided them for the first time into distinct brands to better match stores to local demographics and shopping behavior (Food Lion, Bloom and Bottom Dollar Food). Remodeled stores received new interiors, new merchandising fixtures, expanded perishable offerings and changed product selections.

In 2004, Kash n’ Karry decided to focus its future development on its core markets on the west coast of Florida and, as a consequence, divested its operations on the east coast of Florida and in the Orlando region. As part of this new strategy, the remaining Kash n’ Karry stores are being remodeled and re-branded to Sweetbay Supermarket, which is expected to be completed by the end of September 2007.

Competition and regulation. The U.S. business in which we are engaged is competitive and characterized by narrow profit margins. We compete in the United States with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers, discount retailers and dollar stores. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service.

From time to time, we and our competitors engage in price competition in the United States, which can adversely affect operating margins in some of our markets. The major competitors of Food Lion are Wal-Mart, Kroger, Harris Teeter, Bi-Lo, Lowes Food and Save-A-Lot. The major competitors of Hannaford are Shaws, Price Chopper, Wal-Mart, DeMoulas (Market Basket) and Royal Ahold (Stop and Shop). The major competitors of Sweetbay/Kash n’ Karry are Publix, Save-A-Lot, Winn-Dixie, Albertson’s and Wal-Mart.

In order to support decisions on the right competitive pricing level, Delhaize Group’s operating companies have developed detailed systems to compare prices with the competition. In early 2007, Delhaize Belgium had its price comparison methodology certified by an independent consumer organization.

The opening of new stores is largely unconstrained by regulation in most of the states where Food Lion, Sweetbay/Kash n’ Karry and Harveys operate. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the U.S. states in which we are active. Most of our U.S. stores are open 17 to 18 hours a day and seven days a week.

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Food Lion offers between 15,000 and 20,000 stock keeping units (“SKUs”) in its supermarkets, Harveys between 15,000 and 33,000 SKUs, Bloom between 24,500 and 25,000 SKUs, Bottom Dollar Food between 6,500 and 8,000 SKUs, Kash n’ Karry between 30,000 and 35,000 SKUs, Sweetbay between 35,000 and 40,000 SKUs and Hannaford between 32,000 and 44,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. In 2006, Hannaford, Food Lion and Sweetbay continued the rollout of the organic and natural food department, Nature’s Place, in their stores. In Florida, we are in the process of replacing all Kash n’ Karry stores with the Sweetbay Supermarket concept strongly focusing on fresh products and specialty foods. With customers increasingly time starved, prepared meals and meal components form a rapidly growing category.

Private label products. Each of our principal U.S. banners offers its own line of private label products. The Food Lion, Hannaford and Sweetbay/Kash n’ Karry private label programs are consolidated into a single procurement program, enhancing the sales and marketing of the various private label brands, reducing the cost of goods sold for private label brands and strengthening the margins for these products. Sales of private label products represented 16%, 18% and 15% of Food Lion’s, Hannaford’s and Sweetbay/Kash n’ Karry’s respective sales in fiscal year 2006. As of December 31, 2006, Food Lion carried more than 2,000 private label SKUs, and Hannaford and Sweetbay each offered more than 3,000 SKUs under their private label program. In 2007, we will start to roll out a three-tier private label program in our U.S. operations, including a premium, a house brand and a value line as well as category-specific private label lines for organic products and general merchandise.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for 67% of sales at Food Lion in 2006. During the fiscal year ended December 31, 2006, approximately 8.4 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions.

Pharmacies. As of December 31, 2006, there were 70 pharmacies in Sweetbay and Kash n’ Karry stores, 24 pharmacies in Food Lion stores, three in Bloom stores, 120 in Hannaford stores and 20 in Harveys stores.

Belgium, the Grand-Duchy of Luxembourg and Germany

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales), providing our customers with quality products and services at competitive prices. In 2006, we achieved sales of €4.3 billion in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 7.0% over 2005, due to strong comparable store sales growth of 2.8% and rapid network expansion. Our market share in Belgium increased from 25.5% in 2005 to 26.1% in 2006 (source: A.C. Nielsen). At the end of 2006, we employed approximately 18,100 people in Belgium, the Grand-Duchy of Luxembourg and Germany.

Sales network. In Belgium, the Grand-Duchy of Luxembourg and Germany, our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which we sell wholesale goods). As of December 31, 2006, our sales network consisted of 843 stores in Belgium, the Grand-Duchy of Luxembourg and Germany, an increase of 35 stores since 2005.

The network included 364 supermarkets under the Delhaize “Le Lion”, Cash Fresh and AD Delhaize banners, 230 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 249 specialty stores, of which 132 health and beauty stores operated under the Di banner and 117 pet food and products stores operated under the Tom & Co banner. At the end of 2006, we operated 30 stores in the Grand-Duchy of Luxembourg, as well as three stores in Germany (Aachen, Nordrhein Westfalen).

Supermarkets. The supermarkets that are company-operated by us in Belgium, the Grand-Duchy of Luxembourg and Germany carry the Delhaize “Le Lion” banner. The number of company-operated supermarkets increased in 2006 from 128 to 132 and five supermarkets underwent remodeling. A Delhaize “Le Lion” supermarket offers between 12,000 and 18,000 SKUs, depending on its surface. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom we sell our products at wholesale prices.

The AD Delhaize supermarkets have an average surface of 1,200 square meters and offer 12,000 to 18,000 SKUs. In May 2005, we acquired 43 Cash Fresh stores in Belgium. We intend to convert these stores to our banners before the end of 2008.

Proximity stores. Our network of proximity stores in Belgium, the Grand-Duchy of Luxembourg and Germany consists of 230 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are company-operated proximity stores targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters. Eighty percent of the approximately 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 125 square meters and offer approximately 2,000 SKUs.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by telephone, fax and the Internet. As of December 31, 2005, Caddy-Home delivered in 16 cities throughout Belgium, offering approximately 4,800 SKUs to customers.

Specialty stores. Di stores specialize in beauty & body care products. Tom & Co is a specialty chain focusing on food, beauty care products and accessories for pets. At the end of 2006, a large part of the 132 Di stores and the large majority of the 117 Tom & Co stores were operated under franchise agreements with independent operators. In March 2007, we reached an agreement to sell our Di beauty & body care business to NPM/CNP.

Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, we face competition from national retailers in Belgium, such as Colruyt and Mestdagh.

Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, we and our competitors engage in heavy price competition. Since 2002, we have focused in Belgium on consistently competitive prices, without many weekly price promotions.

Belgian law requires that permits be obtained for the opening and extension of stores exceeding certain sizes (always above 400 square meters selling area). In April 2006, Delhaize Belgium reinforced its convenience and service by opening its company–operated supermarkets half an hour earlier, at 8:30 a.m. instead of 9:00 a.m.

Assortment. Our supermarkets in Belgium, the Grand-Duchy of Luxembourg and Germany sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and nonfood items such as health and beauty care and other household and personal products. Delhaize Belgium also started to sell a basic offering of lottery and postal products in part of its network.

Management believes that we are a market leader in Belgium for prepared meals. In 2006, Delhaize Belgium sold approximately 21 million prepared meals and prepared meal components. In Belgium, we have also developed a large range of organic products. As of December 31, 2006, we offered more than 670 organic products in Belgium. In 2006, sales of organic products represented approximately 2.0% of our food sales in Belgium.

Private Label. In Belgium, we actively promote two different lines of private label products, including more than 6,000 different SKUs under the brands Delhaize and “365”. In 2006, private label sales under our brand accounted for more than one third of total net sales of our total net sales and other revenues in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private label products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products, which are marketed as low price products, are first private label products with a “no frills” packaging. This private label brand was launched in May 2004, initially in our Belgian operations, followed by our Greek, Czech and Romanian operations. At the end of 2005, the “365” offering included more than 400 SKUs in Belgium.

Loyalty Card. Since 1992, our stores in Belgium use a loyalty card known as the Plus Card, which was used by customers for approximately 90% of total sales in Delhaize “Le Lion” supermarkets in 2006. The Plus Card also provides benefits for shoppers at our other stores in Belgium. Since 1999, we have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card. As of December 31, 2006, approximately 3.0 million active Plus Cards were outstanding in Belgium.

Greece

In 2006, net sales and other revenues of Alfa-Beta Vassilopoulos S.A., our Greek subsidiary, increased by 13.5% to €1.0 billion. Management believes the subsidiary is the second largest food retailer (in terms of sales) in Greece. In 2006, we increased our shareholding in Alfa-Beta Vassilopoulos S.A., bringing our total stake to 61.3% at the end of 2006.

In 2006, we increased the number of stores in Greece by 13 to a total of 148 at the end of 2006. As of December 31, 2006, Alfa-Beta directly operated 97 supermarkets under the Alfa-Beta banner, 10 cash & carry stores under the ENA banner and 11 AB City stores and served 30 affiliated stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2006, Alfa-Beta employed approximately 7,200 people.

Alfa-Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Since 2005, we have focused on expanding our company-operated and affiliated network. We also reinforced our consumer appeal by focusing on assortment, price competitiveness and service. In 2006, Alfa-Beta reduced the price of approximately 700 products to reinforce its competitive position. In 2006, Alfa-Beta doubled the number of stores equipped with self caterer, the in-store preparation deli inspired by sister banner, Delhaize Belgium. At the end of 2006, Alfa-Beta also offered approximately 260 products under the “365” brand.

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our company, Carrefour, Lidl and Metro are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa-Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited.

Emerging Markets

Overview. In 2006, net sales and other revenues in our Emerging Markets (Romania and Indonesia) increased by 16.1% to €136.9 million. In 2006, we grew the number of stores in our Emerging Markets by 6 to a total of 68 at the end of 2006.

As a part of our regular portfolio evaluation, we concluded that the resources required for the success of our underperforming Czech business, Delvita, would be more beneficial to us if invested in other activities. As a consequence, we decided to pursue the sale of Delvita. In November 2006, we reached an agreement on the sale of Delvita with the German Rewe Group. As a result, Delvita’s assets and liabilities were reclassified as held for sale and Delvita’s results listed as results from discontinued operations. On May 31, 2007, we completed the sale of Delvita to Rewe Group, after unconditional approval by the European antitrust authorities.

Romania. We have owned 100% of Mega Image since 2004. As of December 31, 2006, Mega Image operated 18 supermarkets in Romania and employed approximately 1,100 people. In 2006, Mega Image focused on growth in its existing stores, and on organizational and operational improvements in its operations. We believe that continued growth could be achieved through the improvement of its assortment, the further development of the “365” private label range of products and the strengthening of its price position.

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores. We have grown steadily and operated 50 stores as of December 31, 2006, employing approximately 3,500 associates. We own 51% of Lion Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

C. Property

Store Ownership of Sales Network (as of December 31, 2006)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	130	662	757	—	1,549
Belgium	154	24	301	364	843
Greece	36	—	112	—	148
Emerging Markets	8	—	60	—	68
Discontinued Operations	37	—	60	—	97

Total	365	686	1,290	364	2,705

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from third party.

The majority of our company-operated stores are leased, mostly in the U.S. With the exception of 130 owned stores in the United States, as of December 31, 2006, Food Lion, Hannaford and Sweetbay/Kash n’ Karry occupied various store premises under lease agreements providing for initial terms of up to 27 years, with renewal options generally ranging from 3 to 27 years. At the end of 2006, we owned 13 warehousing and distribution facilities (totaling approximately 950,000 square meters or approximately 10.2 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2006, we owned approximately 32% of our company-operated stores (or 18% of our total sales network), owned six of our seven principal distribution centers and leased our three ancillary distribution centers. At December 31, 2006, we owned 36 stores and two distribution centers and leased 112 stores in Greece. At December 31, 2006, we owned eight stores and two distribution centers and leased 60 stores in our Emerging Markets segment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “B. Risk Factors” of Item 3 “Key Information” above and those set forth under “Factors Affecting Financial Condition and Results of Operations” of this Item 5 below.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included under Item 18 in this document.

Introduction

This discussion is intended to provide the reader with information that will assist the reader in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also includes information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of our operations as a whole.

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2006, 2005 and 2004, included under Item 18 in this document. The consolidated financial statements referred to above were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. The consolidated financial statements also include a discussion of the principal material differences between IFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) as they apply to us. The reconciliation of IFRS to U.S. GAAP is presented in Note 43 to the consolidated financial statements. This discussion and analysis of our financial condition and results of operations was prepared using IFRS.

Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rates used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet related items; the daily average exchange rate for the year is used for income statement and cash-flow statement related items.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize America, Inc., which is the holding company for our U.S. operations, ends on the Saturday nearest December 31. The results of operations of

Delhaize America covered 52 weeks through December 30, 2006, December 31, 2005 and January 1, 2005 in our fiscal years ended December 31, 2006, 2005 and 2004, respectively. The results of operations of Cash Fresh in Belgium were included in our consolidated results prospectively from May 31, 2005, the date we acquired Cash Fresh. The results of operations of Victory Super Markets in the U.S. were included in our consolidated results prospectively from November 27, 2004, the date we acquired Victory.

Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, which consist of all companies over which we can exercise control. Our businesses in Belgium, the Grand-Duchy of Luxembourg and Germany are collectively referred to as Delhaize Belgium.

Executive Summary

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong regional companies benefiting from and contributing to our strength, expertise and successful practices.

Our net sales and other revenues are primarily generated through the sale of consumer products to retail, wholesale and affiliated customers. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and operational expenses, and overhead expenses.

Operations

At the end of 2006, our store network totalled 2,705 stores. We engage primarily in one line of business, the operation of retail food supermarkets. Our sales network also includes proximity and specialty stores, particularly in Europe. Most stores are company-operated. A limited number of stores are operated as affiliated or franchised stores.

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private labels.

Our operations are comprised of four geographical segments:

•

United States. Our U.S. business is the largest segment, accounting for 71.6% of our 2006 net sales and other revenues. At the end of 2006, we operated 1,549 stores in the United States, under the banners Food Lion, Bloom, Bottom Dollar Food, Harveys, Reid’s, Hannaford, Kash n’ Karry and Sweetbay Supermarket.

•

Belgium. Belgium is our historic home market. At the end of 2006, our sales network in Belgium, the Grand-Duchy of Luxembourg and Germany consisted of 843 stores operated under different banners. The segment accounted for 22.3% of our net sales and other revenues for the year ended December 31, 2006.

•

Greece. We have been operating in Greece since 1992 through our subsidiary Alfa-Beta Vassilopoulos. At the end of 2006, Alfa-Beta’s sales network counted 148 stores, representing 5.4% of our net sales and other revenues.

•

Emerging Markets. We have been operating in Central Europe and Southeast Asia since the early 1990s. At the end of 2006, we operated 68 stores in our Emerging Markets segment (Romania and Indonesia), representing 0.7% of our net sales and other revenues.

In addition, we have operated 97 stores in the Czech Republic until May 31, 2007. On May 31, 2007 we completed the sale of Delvita to Rewe Group.

The Food Retail Industry

We operate in the food retail industry in North America, Europe and Southeast Asia which is highly competitive. Our operating companies face strong sales competition from traditional food retailers and newer store formats that increasingly sell food products. Consumers purchase grocery items from a variety of competing stores, and purchasing behavior is sensitive to economic conditions.

Our financial results, along with other retail companies, are influenced by various factors such as cost of goods, inflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

2006 Financial Results

In 2006, we posted:

•	Accelerating sales growth: +5.5% at identical exchange rates

•	Strong comparable store sales growth in the U.S. (+2.7%) and in Belgium (+2.8%)

•	Excellent full year results at Alfa-Beta in Greece with 13.5% sales growth

•	A strong stable operating margin of 4.9%, in spite of price investments and cost pressures

•	+12.1% net profit from continuing operations growth

In 2006, we reached an agreement to sell our underperforming Czech business, Delvita, to the German Rewe Group, for €100 million, subject to contractual agreements. Delvita sales were €287.6 million in 2006. On May 31, 2007, we completed the sale of Delvita to Rewe Group, after unconditional approval by the European antitrust authorities.

Critical Accounting Policies

We have selected accounting policies that we believe are appropriate to accurately and fairly report our consolidated financial condition and results of operations. We apply those accounting policies in a consistent manner. We believe that the accounting policies discussed below are our critical accounting policies. For a summary of all our significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to the consolidated financial statements included in this document. The preparation of the financial statements in conformity with IFRS requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors that we believe to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist in our evaluation. Actual results may differ from these estimates under different assumptions and conditions. We believe the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of our consolidated financial statements. For U.S. GAAP policies that differ significantly from those under IFRS, our accounting policy applied for the reconciliation to U.S. GAAP is also provided below.

Asset Impairment

Under both IFRS and U.S. GAAP, we test definite lived assets for impairment whenever events or circumstances indicate that impairment may exist. We monitor the carrying value of our retail stores, the lowest level of asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment.

Under IFRS, an impairment loss is recorded for stores for which there is potential impairment if their recoverable value (the higher of value in use, calculated on the basis of projected discounted cash flows, or fair value less costs to sell) is less than the net carrying amount. If impairment exists, the assets are written down to their recoverable amount. If events or circumstances indicate that impairment no longer exists, the impairment loss is reversed.

Under U.S. GAAP, an impairment loss is recorded for stores for which there is potential impairment if the sum of undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the net carrying amount. The impairment loss is the difference between the net carrying amount of the asset and its fair value.

Impairment losses are significantly impacted by estimates of future operating cash flows and estimates of fair value. We estimate future cash flows based on our experience and knowledge of the markets in which our stores are located. These estimates are adjusted for variable factors such as inflation and general economic conditions. We estimate fair value based on our experience and knowledge of the real estate markets where our stores are located and also utilize an independent third-party appraiser in certain situations.

Although we believe the assumptions we use are reasonable, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows could have a significant impact on the determination of fair value and impairment amounts. Neither a 2.0% increase nor a 2.0% decrease in the sales growth assumption used in the cash flow projection would have resulted in less or additional stores identified for impairment or in lower or additional asset impairment charges.

Goodwill and Intangible Assets

We conduct an annual impairment assessment for goodwill and indefinite lived intangible assets in the fourth quarter of each year and whenever events or circumstances indicate that impairment may have occurred.

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

We have determined that our trade names have indefinite useful lives. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate.

Under U.S.GAAP, we follow SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires that we conduct an annual assessment of potential impairment of goodwill and other indefinite lived intangible assets by comparing the book value of these assets to their current fair value. Fair value is estimated based on discounted cash flow projections provided by the reporting unit management. When the carrying value of the reporting unit exceeds its fair value, a provision for impairment is recorded. We conduct an annual impairment assessment in the fourth quarter of each year in accordance with SFAS 142.

The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future cash flows and discount rates. While we believe the assumptions used are reasonable, changes in economic conditions and operating performance could impact the assumptions used in projecting future operating cash flows and in selecting an appropriate discount rate, which could have a significant impact on the determination of fair value and impairment amounts.

In connection with the annual goodwill impairment measurement, we determined that a 10% reduction in our projected future cash flows would have decreased the fair value of goodwill on our balance sheet by €0.8 billion ($1.1 billion). An increase of 2.0% in the discount rate would have resulted in a decrease in fair value of €1.9 billion ($2.5 billion). Using these assumptions to measure fair value, no impairment of goodwill would have been recognized under both IFRS and U.S. GAAP.

Income Taxes

Deferred tax liabilities or assets are established using statutory tax rates in effect at the balance sheet date for temporary differences between the carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are subsequently adjusted to reflect changes in tax laws or tax rates in the period when the changes were enacted or substantively enacted. Significant accounting judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. In addition, we are subject to periodic audits and examinations by tax authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures in excess of the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Leases

Our stores operate principally in leased premises. Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to us. All other leases are classified as operating leases. Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The lease term commences at the date from which we are entitled to exercise our right to use the leased asset and extends over the non-cancelable period for which we have contracted to lease the asset together with any further terms for which we have the option to continue to lease the asset, with or without further payment, when at the inception of the lease it is reasonably certain that the option will be exercised. Rents paid on operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction in rent expense.

The evaluation of leases requires management to use significant judgments and estimates, which include the determination of the lease term, incremental borrowing rates and fair market values. The determination of lease terms involves judgments as to whether an economic penalty exists that reasonably assures the renewal of option periods. The incremental borrowing rate is used to calculate the present value of future rent payments when the interest rate implicit in the lease is not practicable to determine and is based on the current yield of our debt. The fair market value of the leased premises is based on our experience and knowledge of the real estate markets where our stores are located and on independent third-party appraisals in certain situations.

Self Insurance

We are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims in the United States. Our self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). Maximum retention, including defense costs per occurrence, ranges from $0.5 million to $1.0 million per accident for workers’ compensation, $5.0 million per accident for automobile liability, $3.0 million per accident for general liability and $2.0 million in excess of the primary $3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in the development of the actuarial estimates are based upon our historical claims data, including the average monthly claims and the average duration between incurrence and payment.

Our property insurance in the United States includes self-insured retentions per occurrence of $15.0 million for named windstorms, $5.0 million for Zone A flood losses, and $2.5 million for all other losses.

We are also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and considers an annual actuarial evaluation based on historical claims experience, claims processing procedures and medical cost trends.

Actuarial estimates are subject to a high degree of uncertainty due to, among other things, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. Although we believe that the actuarial estimates are reasonable, significant differences could materially affect our self-insurance obligations.

Share-Based Payments

We have equity-settled share-based compensation plans covering employees in the United States and Europe. Under both IFRS and U.S. GAAP the fair value of the employee-related services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton option pricing model. The resulting cost is charged to income over the vesting period of the related share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Under U.S. GAAP, prior to 2005, we accounted for the share-based compensation plans under the recognition and measurement principles of Accounting Principles Board, Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). No compensation cost was recognized in the income statement for stock options prior to 2005, as all options granted had an exercise price equal to the market value of our underlying shares on the date of grant. Historically, for purposes of the disclosures required by the original provisions of the Statement of Financial Accounting Standards 123 “Accounting for Stock Compensation” (“SFAS 123”), the straight-line method was used to allocate the option valuation amounts evenly over their respective vesting periods. On January 1, 2005, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which required the recognition of expenses for the fair value of employee share-based awards over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment and, to the extent actual results or updated estimates differ from current estimates, such amounts are recorded in the period the estimates are revised. We elected to apply the revised standard using the modified prospective transition method. Under this transition method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of, January 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost on a graded method for all share-based awards granted subsequent to January 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The fair value of the share-based awards are determined using the Black-Scholes-Merton option pricing model.

The Black-Scholes-Merton option pricing model incorporates certain assumptions, the most significant of which are our estimates of the risk-free interest rate, expected volatility, expected dividend yield and expected life of options, to arrive at a fair value estimate. We review our valuation assumptions at each grant date and, as a result, revise our valuation assumptions as appropriate to value share-based awards granted in future periods.

Based on the guidance in IFRS 2, “Share-based Payment” and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 (SAB 107), “Share-Based Payment”, we reassessed the expected volatility assumptions as of the grant date for stock options granted during 2006. Prior to 2006, we used historical volatility to estimate the grant date fair value of stock options. We changed our method of estimating expected volatility for all stock options granted after January 1, 2006 to exclude a period of abnormal volatility (July 2002 to July 2003) that is not representative of future expected stock price behavior and is not expected to recur during the expected or contractual term of the options. We believe that this change results in a more accurate estimate of the grant date fair value of employee stock options. Using historical volatility, and excluding a period of abnormal volatility, to value the stock options granted in 2006 resulted in a decrease to the total grant date fair value of approximately €11.7million (total fair value of the stock options granted in 2006 was approximately €18.1 million).

Store Closing Reserves

We establish liabilities for closed stores relating to the estimated lease liabilities and other related exit costs associated with store closing commitments. Other exit costs include estimated utilities, real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term. Store closings are generally completed within one year after the decision to close. Closed store liabilities are usually paid over the lease terms associated with closed stores. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenant income and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed in the period that such settlement is determined. Lease liabilities are estimated net of sublease income, using a discount rate based on its incremental borrowing rate to calculate the present value of the remaining rent payments on closed stores.

Inventory write-downs in connection with store closings are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. When severance costs are incurred in connection with store closings, a liability for the termination benefits is recognized for the estimated settlement amount at the communication date to the impacted employees. Store closing liabilities are reviewed quarterly to ensure that any accrued amounts appropriately reflect the outstanding commitments and that any additional costs are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

Calculating the estimated store closing losses requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of subleasees, and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resultant demand for commercial property.

By decreasing the discount rate by 2.0%, we determined that the estimate for closed store expenses for stores closed in 2006 would have increased by approximately €0.3 million. An increase of 2.0% in the discount rate would have decreased the estimate for closed store expenses for stores closed in 2006 by approximately €0.3 million.

Supplier Allowances

We receive allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introductions and volume incentives. Under both IFRS and U.S. GAAP, allowances for in-store promotions, co-operative advertising and volume incentives are included in cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by us to sell the vendor’s product. Such reimbursement allowances are recorded as a reduction in selling, general and administrative expenses. Income from new product introductions constitutes an allowance received to compensate us for costs incurred for product handling and are recognized over the product introduction period in cost of sales.

Estimating certain rebates received from third-party vendors requires us to make assumptions and judgments regarding specific purchase or sales levels and to estimate related inventory turnover. We constantly review the relevant significant assumptions and estimates and makes adjustments as necessary. Although we believe the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on future cost of sales.

Amounts owed to us under these arrangements are subject to credit risk. In addition, the terms of the contracts covering these programs can be complex and subject to interpretation, which can potentially result in disputes. We provide an allowance for uncollectible accounts and to cover disputes in the event that our interpretation of the contract terms differ from that of vendors’ and vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of the vendors, specific information regarding disputes and historical experience, and changes to these factors could impact these allowances.

Overview

During the year ended December 31, 2006, our net sales and other revenues increased 4.8% over net sales and other revenues for the year ended December 31, 2005. During the year ended December 31, 2005, our net sales and other revenues increased 4.3% over net sales and other revenues for the year ended December 31, 2004. In 2006, there was a negative translation effect in our sales as a result of the depreciation of the average rate of the U.S. dollar against the euro by 0.9% compared to 2005. In 2005, the average exchange rate of the U.S. dollar against the euro remained stable compared to 2004. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of our subsidiaries to the euro, our reporting currency.

During the year ended December 31, 2006, we increased the number of stores in our sales network by 69 stores to a total of 2,705. At December 31, 2005, we had a sales network of 2,636 stores, or 71 more than the 2,565 stores in the network at December 31, 2004.

Net profit attributable to equity holders of our company (our company share in net profit) for the year ended December 31, 2006, decreased by 3.6% compared with our company share in net profit for the year ended December 31, 2005. This decrease was a result of higher loss from discontinued operations and increased net profit attributable to minority interest partly offset by higher operating profit, lower net financial expenses and lower tax rate. Our company share in net profit for the year ended December 31, 2005, increased 23.5% compared with our company share in net profit for the year ended December 31, 2004. This increase was a result of stronger operating profit, lower net financial expenses and lower losses from discontinued operations.

Net income, as determined in accordance with U.S. GAAP, was €374.9 million, €363.7 million and €304.4 million, for the years ended December 31, 2006, 2005 and 2004, respectively. The principal differences between IFRS and U.S. GAAP, as they relate to our net income, include goodwill adjustments, accounting for the convertible bonds, share-based compensation, closed store provisions, defined benefit plans and impairment charges and disposal of a foreign operation (see Note 43 to the consolidated financial statements).

Selected Results of Operations

	Year Ended December 31,
	2006	2005	2004
	(In € millions)
IFRS:
Net sales and other revenues	19,225.2	18,345.3	17,596.8

Gross profit (1)	4,853.0	4,635.2	4,345.9

Selling, general and administrative expenses	3,970.3	3,766.8	3,522.9

Other operating expenses	19.2	39.2	27.0

Operating profit	946.3	899.9	862.2

Net financial expenses (2)	275.7	296.5	304.5

Profit before taxes and discontinued operations	670.6	603.4	557.7

Income taxes	245.0	223.8	200.4

Net profit from continuing operations	425.6	379.6	357.3

Result from discontinued operations (net of tax)	(65.3)	(9.5)	(55.5)

Group share in net profit	351.9	365.2	295.7

(1)	Represents net sales and other revenues less cost of sales. Cost of sales include all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	Represents the sum of finance costs and income from investments.

Net Sales and Other Revenues

The following table sets forth, for the periods indicated, our sales contribution by geographic region:

	Year Ended December 31,
	2006		2005		2004
	€	%	€	%	€	%
	(In millions, except percentages)
Net sales and other revenues United States	13,772.8	71.6	13,314.3	72.6	12,750.8	72.4
Belgium	4,285.2	22.3	4,005.1	21.8	3,872.9	22.0
Greece	1,030.3	5.4	908.0	5.0	873.0	5.0
Emerging Markets	136.9	0.7	117.9	0.6	100.1	0.6

Total	19,225.2	100.0	18,345.3	100.0	17,596.8	100.0

Net sales and other revenues increased 4.8% during the year ended December 31, 2006 over the corresponding period in 2005. This increase was primarily the result of increased sales in the U.S., Belgium and Greece. Sales growth was also positively impacted by the acquisition of 43 Cash Fresh stores in Belgium (consolidated from May 31, 2005). Excluding the effect on net sales and other revenues from the acquisition of the Cash Fresh stores, net sales and other revenues grew by 5.0% at identical exchange rates. This growth was the result of a net increase in the sales network of 69 stores and a comparable store sales growth of 2.7% in the United States and of 2.8% in Belgium. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects.

Net sales and other revenues increased 4.3% during the year ended December 31, 2005 over the corresponding period in 2004. This increase was primarily the result of the acquisition of 19 Victory Super Market stores in the United States by Hannaford (consolidated from November 26, 2004) and 43 Cash Fresh stores in Belgium (consolidated from May 31, 2005). Excluding the effects on net sales and other revenues from the acquisition of the Victory Super Market and Cash Fresh stores, net sales and other revenues grew by 2.3% at identical exchange rates. This growth of 2.3% was the result of a net increase of the sales network of 28 stores (excluding the 43 Cash Fresh stores) and a comparable store sales growth of 1.1% in the United States.

United States

Net sales and other revenues increased 3.4% during the year ended December 31, 2006 over the corresponding period in 2005. This increase was primarily a result of sales growth of 4.4% at identical exchange rates and negative translation effects resulting from the 0.9% weaker U.S. dollar against the euro. The sales growth of 4.4% was driven primarily by strong sales performances at Food Lion and Hannaford. Food Lion’s strong sales were supported by effective price, promotion and marketing initiatives, improved assortment and customer service, the success of the market and concept renewal initiatives and the store closings in 2005 by Winn Dixie, a major competitor of Food Lion. Hannaford’s strong sales were supported by competitive pricing, a historical high of 14 store openings, the expansion of its private label categories, major price investments, particularly in the Massachusetts market, and its focus on health and wellness initiatives. Sales at Sweetbay were negatively impacted by the intensive remodeling activity and the sales weakness at the unconverted Kash n’ Karry stores. Comparable stores sales increased by 2.7%. During 2006, we had a net increase of 12 new stores and remodeled 147 supermarkets in the United States.

Net sales and other revenues increased 4.4% during the year ended December 31, 2005 over the corresponding period in 2004. This increase was primarily a result of a comparable store sales increase of 1.1%, additional store openings and the inclusion of results from Victory, acquired in November 2004. Excluding the effect on sales of the acquisition of the 19 Victory stores, sales grew by 2.6% at identical exchange rates. During 2005, we had a net increase of 14 new stores and remodeled or expanded 176 stores in the United States. The increase in net sales and other revenues in 2005 was primarily driven by investments in pricing, promotional and marketing activities, pricing optimization involving multiple price zones, successful Food Lion market renewals and Kash n’ Karry conversions to Sweetbay, the exiting of one competitor (Winn-Dixie) from several Food Lion, Kash n’ Karry and Sweetbay markets in the Southeast and Hannaford’s acquisition and conversion of 19 Victory stores to Hannaford stores.

Belgium

Net sales and other revenues increased by 7.0% during the year ended December 31, 2006 over the corresponding period in 2005. This result was due to the expansion of the sales network by 35 stores, successful sales initiatives and a strong focus on improving price positioning and perception resulting in a comparable stores sales increase of 2.8%.

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

Greece

Net sales and other revenues increased by 13.5% during the year ended December 31, 2006 over the corresponding period in 2005, driven by strong comparable store sales growth and the high number of store openings. At December 31, 2006, we had 148 stores in Greece, an increase of 13 stores compared with 2005.

Net sales and other revenues in Greece grew by 4.0% during the year ended December 31, 2005 over the corresponding period in 2004. Sales growth accelerated during the year due to the success of price reductions and an increased number of store openings. In 2005, the number of stores in Greece increased by six to a total of 135 stores.

Emerging Markets (Romania and Indonesia)

Net sales and other revenues in the Emerging Markets increased by 16.1% during the year ended December 31, 2006, over the corresponding period in 2005. This result was due to the continued good sales performance in both countries. In 2006, the sales network in the Emerging Markets increased by six stores to a total of 68 stores.

Net sales and other revenues in the Emerging Markets increased by 17.8% during the year ended December 31, 2005, over the corresponding period in 2004. At the end of 2005, the sales network in the Emerging Markets consisted of 62 stores.

Gross Profit

	Year Ended December 31,
	2006		2005		2004
	€	% of sales	€	% of sales	€	% of sales
	(In millions, except percentages)

United States	3,749.3	27.2	3,615.3	27.2	3,390.3	26.6

Belgium	850.3	19.8	800.2	20.0	751.5	19.4

Greece	228.6	22.2	199.5	22.0	186.6	21.4

Emerging markets	24.8	18.1	20.2	17.1	17.5	17.5

Total	4,853.0	25.2	4,635.2	25.3	4,345.9	24.7

Gross profit increased by 4.7% during the year ended December 31, 2006, over the corresponding period in 2005 (5.4% at identical exchange rates). Gross margin decreased slightly to 25.2% in 2006, compared to 25.3% in 2005. In the U.S., gross margin remained stable at 27.2% due to lower inventory losses, continued margin management and price optimization at Food Lion, and an improvement in the sales mix offset by targeted investments in price competitiveness in all companies. Delhaize Belgium’s gross margin decreased to 19.8% in 2006, compared to 20.0% in 2005 due primarily to higher inventory losses and investments in price competitiveness.

Gross profit increased by 6.7% during the year ended December 31, 2005, over the corresponding period in 2004. Gross margin increased from 24.7% in 2004 to 25.3% in 2005. The U.S. operations increased their gross margin from 26.6% to 27.2% due to better inventory results at Food Lion, continued margin management and price optimization at Food Lion and Hannaford, and expanded offerings in higher-margin departments. Inventory improvements at Food Lion were mainly the result of the new inventory and margin management system implemented in 2004. Delhaize Belgium’s gross margin stood at 20.0% in 2005, compared to 19.4% in 2004, an improvement mainly related to a better sales mix.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2006		2005		2004
	€	% of sales	€	% of sales	€	% of sales
	(In millions, except percentages)

United States	3,009.3	21.8	2,890.0	21.7	2,725.7	21.4

Belgium	700.1	16.3	646.2	16.1	581.2	15.0

Greece	199.7	19.4	177.5	19.6	167.3	19.2

Emerging markets	25.2	18.4	19.9	17.0	16.1	16.1

Corporate (unallocated)	36.0		33.2		32.6

Total	3,970.3	20.7	3,766.8	20.5	3,522.9	20.0

Selling, general and administrative expenses (“SG&A”) increased by 5.4% for the year ended December 31, 2006 over the corresponding period in 2005 (6.1% at identical exchange rates). SG&A as a percentage of sales increased to 20.7% in 2006 from 20.5% in 2005. In the United States, SG&A increased slightly from 21.7% in 2005 to 21.8% of sales in 2006 due to higher costs for the conversion of Kash n’ Karry stores to Sweetbay, increased utility and fuel expenses and higher medical costs partly offset by cost control. In Belgium, SG&A as a percentage of sales increased from 16.1% in 2005 to 16.3% in 2006 due to expenses related to the integration of Cash Fresh and higher depreciation.

SG&A increased by 6.9% for the year ended December 31, 2005 over the corresponding period in 2004. As a percentage of net sales and other revenues, SG&A increased from 20.0% in 2004 to 20.5% in 2005. In the United States, SG&A increased from 21.4% in 2004 to 21.7% of sales in 2005 due to soft sales at Food Lion in the first half of 2005, integration and conversion expenses related to Victory Super Markets and Sweetbay Supermarkets, the market renewals and other concept creation work at Food Lion and increased medical costs. SG&A of Belgian activities increased from 15.0% to 16.1% due to soft sales and statutory labor rate increases. Higher utility and fuel expenses throughout our company also contributed to higher SG&A. During the second half of 2005, control over SG&A improved due to strict cost management and the completion of the conversion of Victory stores to the Hannaford banner.

Other Operating Expense

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment and impairment losses and store closing expenses.

Other operating expenses decreased by 51.0% for the year ended December 31, 2006, over the corresponding period in 2005. This decrease is primarily due to lower store closing expenses (€5.1 million in 2006 compared to €11.8 million in 2005), lower loss on disposal of fixed assets (€8.9 million in 2006 compared to €18.6 million in 2005) and lower impairment losses (€2.8 million in 2006 compared to €6.8 million in 2005) primarily at Food Lion. In 2006, we closed eight stores that were relocated and 20 other stores in the normal course of business, compared to 32 stores in 2005.

Other operating expenses increased by 45.2% for the year ended December 31, 2005, over the corresponding period in 2004. This increase is primarily due to increased expenses in the United States related to the closing of stores in the ordinary course of business (€11.8 million in 2005 compared with €1.1 million in 2004) and losses on disposal of fixed assets (€18.6 million in 2005 compared with €11.5 million in 2004). In 2005, we closed 32 stores in the United States, in the ordinary course of business, compared with ten stores in 2004. Higher losses on the disposal of fixed assets were mainly due to the store closings in the United States and the market renewal activity in Greensboro, North Carolina and Baltimore, Maryland. Other operating expenses also include impairment charges of €6.8 million in 2005 compared to €8.1 million in 2004, primarily related to impaired stores at Food Lion.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by geographic segment:

	Year Ended December 31,
	2006		2005		2004
	€	% of sales	€	% of sales	€	% of sales
	(In millions, except percentages)
United States	765.4	5.6	724.4	5.4	675.6	5.3
Belgium	183.8	4.3	183.0	4.6	193.2	5.0
Greece	32.8	3.2	24.2	2.7	23.0	2.6
Emerging Markets	0.3	0.2	0.6	0.5	1.9	1.9
Corporate (unallocated)	(36.0)		(32.3)		(31.5)

Total	946.3	4.9	899.9	4.9	862.2	4.9

Our operating margin for the year ended December 31, 2006 remained stable at 4.9%, compared to the corresponding period in 2005. The operating margin of the U.S. operations improved from 5.4% in 2005 to 5.6% in 2006. This increase is due to higher gross margin and lower other operating expenses partially offset by higher SG&A. The operating margin of the Belgian operations decreased from 4.6% in 2005 to 4.3% in 2006 due to weak inventory results, investments in price competitiveness, expenses related to the integration of Cash Fresh and higher depreciation. In 2006, the operating margin of the Greek operations increased to 3.2% compared to 2.7% in 2005 due to stronger sales, lower inventory losses and improved cost control. The operating margin of the Emerging Markets segment decreased from 0.5% in 2005 to 0.2% in 2006.

Our operating margin for the year ended December 31, 2005 remained stable at 4.9%, compared with the corresponding period in 2004. This stability was due to higher gross margin that offset the higher operating expenses as a percentage of sales. The operating margin of the U.S. operations increased from 5.3% in 2004 to 5.4% in 2005 due to the higher gross margin, which was mainly driven by lower inventory losses at Food Lion. The operating margin of the Belgian operations decreased from 5.0% to 4.6% due to weaker than forecasted sales, higher fuel prices and the automatic increase of statutory labor rate levels. The operating margin of the Greek operations increased slightly from 2.6% in 2004 to 2.7% in 2005. The operating margin of the Emerging Markets decreased from 1.9% in 2004 to 0.5% in 2005.

Operating profit increased by 5.2% to €946.3 million for the year ended December 31, 2006 compared to the corresponding period in 2005 due to the increase in sales. At identical exchange rates, operating profit grew by 5.9%.

Operating profit increased by 4.4% to €899.9 million for the year ended December 31, 2005 compared to the corresponding period in 2004. At identical exchange rates, this increase was also 4.4%. The increase in operating profit was due to the increase in sales and gross margin.

Net Financial Expenses

	Year Ended December 31,
	2006		2005		2004
	€	% of sales	€	% of sales	€	% of sales
	(In millions, except percentages)
Finance costs	295.6	1.5	322.6	1.8	319.2	1.8
Income from investments	19.9	0.1	26.1	0.1	14.7	0.1

Net financial expenses	275.7	1.4	296.5	1.6	304.5	1.7

Net financial expenses during the year ended December 31, 2006 decreased 7.0% over the corresponding period in 2005 and represented, as a percentage of sales, 1.4% in 2006 and 1.6% in 2005. Net financial expenses decreased due to the positive impact of major debt repayments made in the first half of 2006.

Net financial expenses during the year ended December 31, 2005, decreased 2.7% over the corresponding period in 2004 and represented, as a percentage of sales, 1.6% in 2005 and 1.7% in 2004. Net financial expenses decreased due to higher income from investments, which resulted from higher cash balances and higher short-term interest rates. This was partly offset by a 1.2% increase in finance costs from the issuance of a convertible bond in April 2004 and lower benefits from interest rate swaps as a result of higher short-term interest rates in the United States.

Income Taxes

	Year Ended December 31,
	2006		2005		2004
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(In millions, except percentages)
Income tax expense from continuing operations	245.0	36.5%	223.8	37.1%	200.4	35.9%
Income tax expense from discontinuing operations	(2.8)		(1.6)		(22.2)

Total income taxes	242.2	40.2%	222.2	37.5%	178.2	37.1%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 36.5%, 37.1% and 35.9% for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease of the effective tax rate for continuing operations for the year ended December 31, 2006 over the corresponding period in 2005 is mainly due to company tax benefits related to the exercise of employee stock options in the U.S. The increase of the effective tax rate for continuing operations for the year ended December 31, 2005 over the corresponding period in 2004, is due to the receipt of $5.6 million in interest on a U.S. tax refund in 2004, the increase in tax expense related to share-based compensation in 2005, and taxes on increased dividends paid by Delhaize America to the parent company in 2005. These amounts were partially offset by the favorable resolution of state audits at our U.S. subsidiaries in 2005.

The effective tax rate (including discontinued operations) was 40.2%, 37.5% and 37.1% for the years ended December 31, 2006, 2005 and 2004, respectively. The increase of the effective tax rate for the year ended December 31, 2006 over the corresponding period in 2005 is due the €64.3 million non-deductible impairment loss recorded in 2006, related to the planned sale of our Czech operations.

We continue to experience tax audits in jurisdictions where we do business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in audit and assessment activity during both our 2005 and 2006 fiscal years in the United States and Greece and during 2006 in Belgium. Although some audits have been settled in the United States, Greece and Belgium during 2006, we expect continued tax audit activity in the United States and Belgium in 2007. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Result from Discontinued Operations

Result from discontinued operations, net of tax, amounted to a loss of €65.3 million for the year ended December 31, 2006, compared to a loss of €9.5 million for the corresponding period in 2005 and a loss of €55.5 million for the corresponding period in 2004. In 2006, the result from discontinued operations included a €64.3 million impairment loss related to the planned sale of the Czech operations. In 2004, the result from discontinued operations included a €39.3 million store closing charge and €19.0 million in impairment charges for the closing of 34 Kash n’ Karry stores mainly located on the east coast of Florida and in the Orlando, Florida market of the United States. Discontinued operations include the Czech operations for which a binding agreement to sell was reached in November 2006, the Thai operations divested on September 1, 2004, the Slovak operations sold in June 2005, and the 34 Kash n’ Karry stores closed in 2004.

Net Profit Attributable to Equity Holders of Delhaize Group

Higher losses from discontinued operations resulted in a 3.6% decrease in the net profit attributable to equity holders of our company (our company share in net profit) for the year ended December 31, 2006, compared to the corresponding period in 2005.

Higher operating profit, combined with lower losses from discontinued operations led to a 23.5% increase in Group share in net profit for the year ended December 31, 2005, compared to the corresponding period in 2004.

Liquidity and Capital Resources

We had €304.8 million of cash and cash equivalents at December 31, 2006, compared to €804.9 million at December 31, 2005. The decrease in cash and cash equivalents is principally due to the redemption of long-term debt, as discussed below under the heading “Long-Term Debt.” Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our funding policy. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt and for the payment of dividends. We believe that our working capital and existing credit lines are sufficient for our present requirements.

Operating Activities

Net cash provided by operating activities was €910.3 million, €902.3 million and €989.2 million during the years ended December 31, 2006, 2005 and 2004, respectively. Working capital requirements (inventories, accounts payable and receivables) increased in 2006 by €14.1 million due to an increase in inventories of €55.5 million, mainly generated in the U.S. operations (increase of inventory days from 38.4 in 2005 to 38.9 in 2006), and an increase in receivables of €71.1 million, mainly in Belgium and the U.S., which were partially offset by an increase in accounts payable of €112.5 million, particularly in Belgium and the U.S. Interest payments decreased following the major debt repayments in the first half of 2006. Tax payments increased from €238.7 million in 2005 to €265.2 million in 2006. The net decrease in 2005 over 2004 was primarily due to higher tax payments and cash used in working capital requirements in 2005 versus cash provided from working capital in 2004. Tax payments increased from €123.4 million in 2004 to €238.7 million in 2005. Working capital requirements increased in 2005 by €7.0 million due to an increase in inventories of €40.8 million, mainly generated in the U.S. operations, an increase in accounts receivables of €26.2 million, mainly in Belgium, and an offsetting increase in accounts payable of €60.0 million.

Investing Activities

Net cash used in investing activities increased to €721.9 million during the year ended December 31, 2006 compared with €756.6 million for the year ended December 31, 2005 and €641.9 million for the year ended December 31, 2004. The decrease in 2006 is due to lower acquisition costs of subsidiaries, partly offset by higher capital expenditures, higher investment of cash in debt securities and lower cash from other investing activities. The increase in 2005 was primarily due to the increase in capital expenditures from €494.1 million in 2004 to €636.1 million in 2005, the acquisition of Cash Fresh and the increase of our investment in our Greek subsidiary, Alfa-Beta.

Capital Expenditures

Capital expenditures were €699.9 million for the year ended December 31, 2006 compared with €636.1 million for the year ended December 31, 2005 and €494.1 million for the year ended December 31, 2004. The 10.0% increase in 2006 was primarily due to the continued Sweetbay rollout, the first multi-brand market renewal program at Food Lion and the active network expansion. The increase in 2005 was primarily due to the conversion of the 19 acquired Victory stores to the Hannaford banner, the continued rollout of Sweetbay Supermarkets in Florida, the two market renewals at Food Lion and the investments in the construction of a new distribution center in Belgium. In 2006 and 2005, we expanded our store network by 69 stores and 71 stores, respectively. Additionally, in 2006 and 2005, we renovated 147 and 176 existing stores in the United States, respectively.

Capital Expenditures by Geographic Area

	Year Ended December 31,
	2006	2005	2004
	(Amounts in € millions)
United States	528.4	459.1	334.2
Belgium	107.2	122.2	115.7
Greece	37.5	35.7	32.5
Emerging Markets	12.1	7.9	9.9
Corporate	14.7	11.2	1.8
Total	699.9	636.1	494.1

Business Acquisitions

Our growth strategy includes selective acquisitions.

In 2005, we acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. We paid an aggregate amount of €159.1 million in cash for the acquisition, net of €1.7 million in price adjustments received by us in 2006. The total payment amount includes €1.6 million in costs directly attributable to the acquisition and is net of €6.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in our consolidated results prospectively from May 31, 2005.

In 2004, we acquired Victory, which operated 19 supermarkets located in central and southeastern Massachusetts and in southern New Hampshire. We paid an aggregate amount of €143.7 million in cash for the acquisition of Victory, including €1.6 million in costs directly attributable to the acquisition, and net of €10.6 million in cash and cash equivalents acquired. Victory’s results of operations are included in our consolidated results prospectively from November 27, 2004.

In June 2004, we sold our 70.0% interest in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to our Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of A.T.T.M. Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consummated for an aggregate price of €0.3 million.

In August 2004, we acquired two Belgian companies, Distra and Warenhuizen Trouken-Peeters, for an aggregate price of €5.7 million. Each company operates one supermarket in Belgium.

Financing Activities

Net cash used in financing activities was €636.8 million during the year ended December 31, 2006, compared to cash used in financing activities of €68.6 million and €45.7 million in 2005 and 2004, respectively.

Long-term debt

In 2006, we decreased our long-term debt by €665.9 million. This amount includes the redemption of the €150 million 5.5% bonds and the $563.5 million (€477.5 million) 7.375% notes, in addition to €36.2 million in finance lease payments.

In 2005, we increased our long-term debt by €45.1 million. This amount includes the issuance of €96.2 million in new debt, principally from Alfa Beta’s February 2005 issuance of €40.0 million in Eurobonds, and the issuance of €50.0 million of medium-term notes under the multi-currency treasury note program in Belgium. Partly offsetting the new debt amounts were debt repayments of €17.8 million by Hannaford and Cash Fresh, in addition to €33.3 million in finance lease payments.

In 2004, we increased our long-term debt by €216.0 million. This amount included €295.0 million in proceeds from the issuance of a €300 million convertible bond. This debt was partially offset by the retirement of €42.1 million ($52.4 million) in principal of Delhaize America debt and €30.7 million in finance lease payments.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.31% Senior Notes due May 15, 2008, 7.41% Senior Notes due February 15, 2009, 6.58% Senior Notes due February 15, 2011 and 7.06% Senior Notes due May 15, 2016 (collectively, the “Securities”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Securities. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Securities. As of December 31, 2006 and 2005, $41.6 million (€31.6 million) and $53.4 million (€45.3 million) in aggregate principal amount of the Securities was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2006 and 2005, restricted securities of $45.2 million (€34.3 million) and $58.8 million (€49.8 million), respectively, were recorded in investment in securities on the balance sheet.

We have a multi-currency treasury note program in Belgium. Under this treasury note program, we may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, we issued €50 million of medium-term notes under the Treasury Program. Certain of such notes matured in May 2007 and certain of such notes will mature November 2007. Such notes bear interest at three-months Euribor + 0.45% on €37.25 million, three-months Euribor + 0.40% on €11.25 million and 3.354% on €1.5 million. €50.0 million, €62.4 million and €12.4 million medium-term notes were outstanding at December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, we had long-term borrowings as follows:

Instruments Interest Rate & Maturity	(in € million)
Notes, 7.55%, due 2007	110.0
Bonds, 8.00%, due 2008	98.8
Bonds, 4.625%, due 2009	149.4
Convertible bonds, 2.75%, due 2009	283.2
Bonds, 3.895%, due 2010	40.0
Notes, 8.125%, due 2011	829.0
Notes, 8.05%, due 2027	91.8
Debentures, 9.00%, due 2031	642.2
Other notes, 6.31% to 14.15%, due 2007 to 2016	31.4
Medium-term treasury notes, 3.354% to 4.70%, due 2007	50.0
Mortgages payable, 7.55% to 8.65%, due 2008 to 2016	5.3
Other debt, 7.25%, due 2007 to 2018	9.9
Bank borrowings	10.4

Total	2,351.4

The table set forth below provides the expected principal payments and related interest rates of our long-term borrowings by year of maturity as of December 31, 2006. For the definition of “fair value”, see Note 16 to the annual consolidated financial statements included elsewhere in this document.

(U.S. dollars in millions)	2007	2008	2009	2010	2011	Thereafter	Fair Value
Notes due 2007	145.0						146.5
Average interest rate	7.55%
Notes due 2011					1,100.0		1,186.8
Average interest rate					8.13%
Notes due 2027						126.0	137.2
Average interest rate						8.05%
Debentures due 2031						855.0	1,015.2
Average interest rate						9.00%
Mortgages payable	1.6	1.0	1.1	1.2	0.3	2.0	7.8
Average interest rate	8.10%	7.76%	7.75%	7.75%	8.25%	8.25%
Other notes	11.8	11.8	5.6	1.7	1.7	9.0	42.6
Average interest rate	6.77%	6.77%	7.17%	6.58%	6.58%	7.06%
Other debt	13.4	0.3	0.2	0.2	0.2	0.4	15.0
Average interest rate	7.42%	13.79%	13.21%	13.21%	13.21%	13.21%

(euros in millions)	2007	2008	2009	2010	2011	Thereafter	Fair Value
Bonds due 2008		100.0					109.4
Average interest rate		8.00%
Bonds due 2009			150.0				146.6
Average interest rate			4.63%
Bonds due 2010				40.0			39.5
Average interest rate				3.90%
Convertible bonds due 2009			300.0				360.6
Average interest rate			2.75%
Medium-term notes	11.2						11.2
Average interest rate	4.02%
Medium-term notes	37.3						37.1
Average interest rate	4.07%
Medium-term notes	1.5						1.5
Average interest rate	3.35%
Bank borrowings	2.0	2.1	1.5	1.1	1.0	2.7	10.4
Average interest rate	3.30%	3.30%	3.30%	3.30%	3.30%	3.30%

Short-Term Borrowings

On April 22, 2005, Delhaize America entered into a $500 million (€379.7 million) unsecured revolving credit agreement, replacing and terminating the $350 million (€265.8 million) secured credit agreement maturing July 2005. On May 21, 2007, our company as guarantor, Delhaize America as borrower, and substantially all of Delhaize America’s subsidiaries as guarantors, amended this credit facility with the lenders signatory thereto and JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender.

The credit facility provides for a $500 million (€379.7 million) five-year unsecured revolving credit facility, with a $100 million (€75.9 million) sublimit for the issuance of letters of credit, and a $35 million (€26.6 million) sublimit for swingline loans. Upon Delhaize America’s election, the aggregate maximum principal amount available under the credit facility may be increased to an aggregate amount not exceeding $650 million (€493.5 million). Funds are available under this credit facility for general corporate purposes. The credit facility will mature on April 22, 2010, unless Delhaize America exercises its option to extend it for up to two additional years. The credit facility contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test. As of December 31, 2006, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had $120.0 million (€91.1 million) in outstanding borrowings under the credit facility as of December 31, 2006 and had no borrowings as of December 31, 2005. Under this facility, Delhaize America had average daily borrowings of $30.9 million (€24.6 million) during 2006 and no borrowings during 2005. Approximately $46.7 million (€37.2 million) and $57.0 million (€45.4 million) of the credit facility was used to fund letters of credit during 2006 and 2005, respectively.

In addition, Delhaize America has periodic short-term borrowings under other arrangements that are available at the lenders’ discretion. As of December 31, 2006, Delhaize America had borrowings of $14.0 million (€10.6 million) outstanding under these arrangements. There were no outstanding borrowings under these arrangements at December 31, 2005 and 2004.

At December 31, 2004, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing $350 million (€265.8 million) in committed lines of credit which was terminated and replaced on April 22, 2005 by a new credit agreement described above. The credit facility was secured by certain inventory of Delhaize America’s retail operating companies. The $350.0 million facility contained affirmative and negative covenants. Delhaize America had no outstanding borrowings under this facility at December 31, 2004 and had no borrowings during 2004.

At December 31, 2006, 2005 and 2004, our European and Asian companies together had credit facilities (committed and uncommitted) of €511.3 million, €409.3 million and €507.1 million, respectively, under which we can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”). The Short-term Bank Borrowings and the Medium-term Bank Borrowings (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2006, 2005 and 2004, we were in compliance with all such covenants.

We had no Short-term Bank Borrowings outstanding at December 31, 2006 in Europe and Asia, compared to €0.1 million and €28.1 million in outstanding Short-term Bank Borrowings at December 31, 2005 and 2004, respectively, with an average interest rate of 3.45% and 3.09%, respectively. During 2006, our European and Asian companies had average borrowings of €64.7 million at a daily average interest rate of 3.2%.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2006.

	Payments due by period
	Total	2007	2008	2009	2010	2011	Thereafter
	(In € millions)
Short-term Bank Borrowings	101.8	101.8
Long-term debt (excluding finance lease obligations)	2,388.3	182.4	112.0	456.3	43.5	837.9	756.2
Interest on fixed rate debt	1,928.1	151.2	146.1	145.6	130.1	97.5	1,257.6
Interest on variable rate debt	45.3	16.9	11.0	6.9	6.9	3.5	0.1
Finance lease obligations	636.5	34.5	37.6	40.1	39.5	38.3	446.5
Self-insurance obligation	117.5	37.6	24.1	16.6	11.2	7.5	20.5
Operating lease obligations	2,194.3	227.9	215.5	200.4	180.2	168.7	1,201.6
Purchase obligations(1)	187.0	108.2	19.3	8.0	4.7	3.0	43.8
Pension benefits	149.9	13.9	12.0	21.2	17.2	18.4	67.2
Other post-retirement benefits	3.8	0.4	0.4	0.4	0.4	0.3	1.9

Total	7,752.5	874.8	578.0	895.5	433.7	1,175.1	3,795.4

(1)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations or cash flows.

Factors Affecting Financial Condition and Results of Operations

In addition to the factors discussed below, please see the information under the heading entitled “B. Risk Factors” under Item 3 “Key Information,” above.

Financial Risk Management. As a global market participant, we have exposure to different kinds of market risk. The major exposures are foreign currency exchange rate, interest rate risks and self-insurance risks.

We provide a centralized treasury function for the management and monitoring of foreign currency exchange and interest rate risks for all our operations. Our risk policy is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable. We do not hedge foreign exchange translation exposure. We do not utilize derivatives for speculative purposes.

Foreign Exchange Risk. Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars while our financial statements are represented in euros, we are exposed to fluctuations in the value of the U.S. dollar against the euro. We do not hedge this U.S. dollar net investment. In 2006, a variation of $0.01 in the exchange rate of the euro would have caused net sales and other revenues to vary by 0.9% or €172.9 million, operating profit by 1.0% or €9.6 million and net profit by 1.2% or €4.1 million. Net income in 2006 would have decreased over that in 2005 by 2.8%, at constant exchange rates, rather than by 3.6%.

We finance the operations of our subsidiaries primarily through borrowings in our subsidiaries’ local currencies. Substantially all of our borrowings are denominated in U.S. dollars or euros.

Our financial risk management policy for non-U.S. dollar denominated assets is to match the currency distribution of our borrowings to the denomination of our assets and of our receivables to the denomination of our equity funding and/or our debt funding. As a result, fluctuations in our balance sheet ratios resulting from changes in exchange rates are generally limited. Dividends and borrowings are the most significant components of our cash flow that are influenced by variations in exchange rates.

Our policy is to hedge only foreign exchange transaction exposure that is clearly identifiable and, in principle, not to hedge foreign exchange translation exposure. Any sizeable intra-Group currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps.

Interest Rate Risk. We manage our debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. When necessary, we finance our daily working capital requirements, through the use of our committed and uncommitted lines of credit, the use of our commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or at a rate that is based on market quotes from banks. We also use a treasury notes program. At December 31, 2006, 86.7% of our total debt was at fixed rates for a period of at least one year. A one-point variation in interest rates would not have materially affected our interest expense in 2006.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. These agreements involve the exchange of fixed rate payments by Delhaize America for variable rate payments without the exchange of the underlying principal amounts. Variable rates for these agreements are based on six-month or three-month U.S. dollar LIBOR and are reset on a semi-annual basis or a quarterly basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. On December 30, 2003, Delhaize America cancelled $100 million (€75.9 million) of the 2011 interest rate swap arrangements. The notional principal amount of the interest rate swap arrangements at December 31, 2006 were $100 million (€75.9 million) maturing in 2011. During the second quarter of 2003, we entered into interest rate swap agreements converting a portion of our debt from fixed to variable rates. Variable rates for these agreements are based on the three-month Euribor and are reset on a quarterly basis. The notional principal amount of these interest rate swap arrangements as of December 31, 2006 was €100 million maturing in 2008.

We believe that the price and credit risk on our financial investments is limited because of the limited number and the quality of our financial investments. Our short-term investments have a rating of at least A1 (S&P) /P1 (Moody’s). Our long-term investment policy requires a minimum rating of A-/A3 for our financial investments.

Self-Insurance Risk. We actively manage our insurance risk through a combination of external insurance coverage and self-insurance.

We are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims in the United States. Our self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). Maximum retention, including defense costs per occurrence, ranges from $0.5 million to $1.0 million per accident for workers’ compensation, $5.0 million per accident for automobile liability, $3.0 million per accident for general liability, with an additional $2.0 million retention in excess of the primary $3.0 million general liability retention for druggist liability. Delhaize America is insured for costs related to the covered claims, including defense costs, in excess of these retentions. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

We implemented a captive insurance program in 2001 whereby the self-insurance reserves related to workers’ compensation, general liability and auto coverage are reinsured by The Pride Reinsurance Company (“Pride”) our wholly-owned Irish reinsurance captive. The purpose for implementing the captive insurance program was to provide us continuing flexibility in our risk management program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride. Premiums are transferred annually to Pride through Delhaize Insurance Co., a subsidiary of ours.

Our property insurance in the United States includes self-insured retentions per occurrence of $15.0 million for named wind storms, $5.0 million for Zone A flood losses and $2.5 million for all other losses.

We are also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and considers actuarial evaluations performed annually based on historical claims experience, claims processing procedures and medical cost trends.

Foreign Investment Risks. In addition to our significant operations in the United States and Belgium, we operate in a number of other countries. Foreign operations and investments are subject to the risks typically associated with conducting business in foreign countries such as:

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

There can be no assurance that these risks or other risks relating to foreign operations will not be encountered by us in the future. Foreign operations and investments may also be adversely affected by laws and policies governing foreign trade, investment and taxation in the United States, Belgium and the other countries where we operate.

Inflation and Changing Prices. Labor and cost of merchandise sold, our primary operating costs, increase with inflation and, where possible, are recovered through operating efficiencies and retail price adjustments.

The performance of our U.S. operating companies for 2006 reflects the impact of several product cost increases (primarily in groceries, produce, health and beauty care product and other household and personal products), significant fuel, energy, and commodity price inflation experienced throughout most of the year, as well as increased employee benefit costs. Through 2006, our U.S. operating companies’ reaction to the increase in product costs varied across geographical operating territories, based on unique competitive environments. In the Southeast of the United States, significant retail price increases were avoided and external cost pressures were managed through price optimization and mix improvements, productivity savings, and technological initiatives to enhance the inventory management. In the Northeast of the United States, inflationary impact on product and other operating expenses generally were managed through product pricing or cost reduction efforts.

During 2005, the supermarket industry and all four of our U.S. operating companies experienced several product cost increases as a result of Hurricane Katrina. For example, there were significant cost increases in the commodities of sugar, coffee and bananas. Additionally, fuel price increases have raised costs for business components including resins, diesel fuel, and plastic. Delhaize America’s reaction to this cost inflation varied across geographical operating territories based on unique competitive environments and specific market conditions.

During 2004, the supermarket industry and all four of our U.S. operating companies experienced product cost increases after several years of flat to minimal inflation, and even deflation in some categories. Although significant cost increases experienced earlier in the year (dairy and meat categories) subsided, we experienced offsetting cost increases in other categories. As a result, while we experienced declining cost inflation throughout the year, the impact of cost inflation for the full year was more significant than in previous years. Our reaction to cost inflation varied across geographical operating territories, based on unique competitive environments and specific market conditions.

During 2006, Delhaize Belgium experienced product cost, utility cost and labor rate increases. Delhaize Belgium continued to improve its competitive price position resulting in lower gross margin. During 2005, Delhaize Belgium experienced product cost, utility cost and labor rate increases. Increases in product costs were offset by increases in retail prices. The increases in utility costs and labor rates, combined with softer sales, contributed to the decrease of the operating margin of Delhaize Belgium in 2005. During 2004, Delhaize Belgium experienced product cost and labor rate increases. Despite the increase in product costs, Delhaize Belgium continued to improve its competitive price position resulting in a lower gross margin. The increase in labor rates was offset by an increase in productivity and a strong cost discipline, enabling Delhaize Belgium to maintain a stable operating margin.

Although there is the risk that inflation in Southeast Asia and in certain European countries where we operate could have an effect on our results, such inflation has not had a material effect on our sales or results of operations to date.

E. Recent Events and Outlook

Recent Events

In March 2007, we reached a binding agreement to sell Di, our Belgian beauty and body care business, to Parma Gestion, a subsidiary of Distripar, which is owned by CNP/NPM. The agreement foresees the sale of the operations of Di for consideration, subject to contractual adjustments, of €33.4 million in cash. The impact of the divestiture on the ongoing profitability of Delhaize Belgium will be minor. In 2006, the Di network consisted of 90 company-operated and 42 franchised stores, which contributed €95.5 million to our net sales and other revenues. The transaction was approved by the European Commission on June 1, 2007 and is expected to close by the end of June 2007.

On April 24, 2007, representatives of the Conseil de la Concurrence/Raad voor de Mededinging (Belgian competition authority), visited our offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was a part of what appears to be a local investigation affecting several companies in Belgium in the retail sector. We understand that the investigation, which is expected to continue for several months, relates to prices of perfume, beauty products and other household goods. We have cooperated with the Conseil de la

Concurrence/Raad voor de Mededinging in connection with the initial request for documentation and as of the date of this report have not received any news or further communication, nor has a statement of objections been lodged against our company, in relation to this matter. The maximum fine for violations of the related competition laws in Belgium is capped at 10% of our company’s annual sales in Belgium.

On May 21, 2007, our company as guarantor, our wholly-owned subsidiary, Delhaize America as borrower, and substantially all of Delhaize America’s subsidiaries as guarantors, amended Delhaize America’s existing $500 million credit agreement, or the Delhaize America Credit Agreement, with the lenders signatory thereto and JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender. A description of the Delhaize America Credit Agreement is included elsewhere in this annual report on Form 20-F in Item 10 “Additional Information” under the heading “C. Material Contracts”.

On May 21, 2007, we entered into a cross guarantee agreement (the “Cross Guarantee Agreement”) among us, Delhaize America and substantially all of Delhaize America’s subsidiaries. Under the Cross Guarantee Agreement, each company party to the agreement guarantees fully and unconditionally, jointly and severally all Delhaize Group existing financial indebtedness and Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of Delhaize Group and all future unsubordinated financial indebtedness of the parties to the agreement. A description of the Cross Guarantee Agreement is included elsewhere in this annual report on Form 20-F in Item 10 “Additional Information” under the heading “C. Material Contracts”.

At our Ordinary and Extraordinary General Meeting of shareholders on May 24, 2007, our shareholders approved the distribution of a €1.32 gross dividend per share for fiscal year 2006. After deduction of a 25% withholding tax, this results in a net dividend of €0.99 per share. The 2006 dividend became payable to owners of our ordinary shares beginning on May 31, 2007 against coupon no. 45. The payment of the dividend to our ADR holders was made through The Bank of New York beginning on June 11, 2007. At the same meeting, our shareholders authorized our Board of Directors, for a period of five years starting on the date of publication of the Extraordinary General Meeting, within certain legal limits, to increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of €9,678,897. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

On May 24, 2007 and June 14, 2007, respectively, we issued 1,385,955 and 881,573 new ordinary shares to satisfy conversions of our 2.75% convertible bonds. In 2004, we issued €300 million 2.75% convertible bonds due April 30, 2009 convertible into our ordinary shares.

On May 30, 2007, Delhaize America commenced a tender offer for cash prior to maturity of up to $1.1 billion aggregate principal amount of Delhaize America’s outstanding $1.1 billion 8.125% Notes due 2011, $855 million 9.000% Debentures due 2031, and $126 million 8.050% Notes due 2027, in order of purchase priority, plus accrued and unpaid interest and premium amounts. Pursuant to the terms of this tender offer, on June 28, 2007 Delhaize America purchased approximately $1.05 billion of its 8.125% Notes due 2011 and approximately $50 million of its 9.000% debentures due 2031. The net proceeds from Delhaize Group’s offering of its 5.625% senior notes due 2014 and 6.50% senior notes due 2017, discussed further below in this section, were the principal source of funds used to make these purchases.

On May 31, 2007, we completed the earlier announced sale of Delvita in Czech Republic to the German retail group Rewe, after unconditional approval by the European antitrust authorities. On November 13, 2006, we signed an agreement to sell Delvita to Rewe. On April 26, 2007, the transaction was approved by the European anti-trust authorities. We received €100 million in cash, subject to contractual adjustments. A positive accumulated foreign currency translation adjustment of approximately €23.7 million will be recorded in the result from discontinued operations during the second quarter of 2007.

On June 27, 2007 Delhaize Group issued € 500 million 5.625% senior notes due 2014 (the “5.625% Euro Notes”) pursuant to an Indenture dated June 27, 2007 between Delhaize Group and The Bank of New York (the “2007 Euro Note Indenture”) and $450 million 6.50% senior notes due 2017 represented by certificated depositary interests (the “6.50% Dollar Notes” and collectively with the 5.625% Euro Notes, the “2007 Notes”) pursuant to an Indenture dated June 27, 2007 between Delhaize Group and The Bank of New York (the “2007 Dollar Note Indenture” and together with the 2007 Euro Notes Indenture, the “2007 Indentures”). The 5.625% Euro Notes will mature on June 27, 2014 and the 6.50% Dollar Notes will mature on June 15, 2017. We will pay interest on the 5.625% Euro Notes annually on June 27 commencing on June 27, 2008, and we will pay interest on the 6.50% Dollar Notes semiannually on June 15 and December 15 each year beginning on December 15, 2007. All or a portion of the 5.625% Euro Notes or the 6.50% Dollar Notes may be subject to redemption at any time, as described, respectively, in the 2007 Euro Note Indenture and the 2007 Dollar Note Indenture. The 2007 Notes will be unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 2007 Notes fall within the scope of the Cross Guarantee Agreement. We have applied to admit the 5.625% Euro Notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange. The 6.50% Dollar Notes will not be listed on any stock exchange. We have agreed to use our reasonable best efforts to consummate an exchange offer pursuant to an effective registration statement or cause resales of the 6.50% Dollar Notes to be registered pursuant to a shelf registration statement under the Securities Act.

Outlook

We plan to end 2007 with a store network of 2,575 stores, as a result of the addition of 99 stores and the divestment of 97 Delvita stores in May 2007 and planned divestment of 132 Di stores in 2007. We expect capital expenditures (excluding finance leases) of approximately €825 million during 2007, of which approximately $755 million (€600 million) will be allocated to the U.S. business.

In 2007, we plan to open approximately 47 new supermarkets in the United States. In addition, we plan to close approximately ten stores to be relocated and 14 other stores, resulting in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007. Approximately 207 U.S. stores will be remodeled in 2007. Food Lion will remodel 142 stores as part of its market and store renewal programs. All remaining 31 Kash n’ Karry stores will be re-launched under the Sweetbay Supermarket brand before the end of September 2007, finishing the comprehensive conversion project started in 2004.

Delhaize Belgium expects to end 2007 with a store network of 753 stores, as a result of the addition of 42 stores (including three company-operated supermarkets) and the planned divestment of 132 Di stores. Delhaize Belgium plans to remodel nine stores in 2007 and convert 26 Cash Fresh stores to Delhaize banners, including four to company-operated supermarkets.

In 2007, we expect to increase our sales network in Greece by 19 stores to a total of 167 stores.

We plan to end 2007 with a store network of 83 stores in our Emerging Markets segment, following the addition of 15 stores and the sale of 97 Delvita stores in the Czech Republic.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

In accordance with Belgian law, our affairs are managed by our Board of Directors. Under our Articles of Association, the Board of Directors must consist of at least three directors. Our Board of Directors consists of 11 directors. Ten of the directors are non-executive directors and one director, Pierre-Olivier Beckers, our Chief Executive Officer, is an executive director.

The Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us.

All directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, have been determined by the shareholders to be independent under the criteria set forth in the Belgian Company Code. Such determination was made, as applicable, either upon the election or re-election of the directors, or at the Ordinary General Meeting held in 2004 under applicable transition rules. The Board of Directors met seven times in 2006.

On the recommendation of the Remuneration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that the age limit would be set at 70 for all members of the Board and thus terminated the transition rule setting the age limit for certain directors at 75 and for others at 70. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

On May 24, 2007, the shareholders at the Ordinary General Meeting renewed the terms of Count Goblet d’Alviella, Mr. Robert Murray and Dr. William Roper as directors for three years. The shareholders acknowledged that these directors satisfy the requirements for independence under the Belgium Company Code, and appointed them as independent directors thereunder.

Our current Board of Directors and biographical information concerning such individuals are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Baron Georges Jacobs	Chairman	May 2003	2009
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2009
Claire Babrowski	Director	May 2006	2009
Count de Pret Roose de Calesberg	Director	May 2002	2008
Jacques de Vaucleroy	Director	May 2005	2008
Hugh G. Farrington	Director	May 2005	2008
Count Goblet d’Alviella	Director	May 2001	2010
Robert J. Murray	Director	May 2001	2010
Dr. William Roper	Director	August 2003	2010
Didier Smits	Director	May 1996	2009
Luc Vansteenkiste	Director	May 2005	2008

Georges Jacobs (1940). Baron Jacobs was elected to our Board of Directors in 2003 and has been Chairman of the Board of Directors since January 1, 2005. Baron Jacobs is also our Chairman of the Remuneration and Nomination Committee. He started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (a pharmaceutical and chemical group based in Belgium) in 1970 and has been Chairman of its Executive Committee from 1987 until the end of 2004. Baron Jacobs is Chairman of the Board of Directors of UCB and also serves on the Board of Directors of Belgacom, Bekaert and SN Brussels Airlines. He has been President of UNICE (Union of Industrial and Employers’ Confederations of Europe) between 1998 and 2003. He is member of the Management Committee and Honorary Chairman of the Federation of Belgian Companies. Mr. Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, US).

Pierre-Olivier Beckers (1960). Mr. Beckers has been our President and Chief Executive Officer since January 1, 1999, and Chief Executive Officer of Delhaize America since September, 2002. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President of the Executive Committee in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year, a prestigious distinction awarded by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the Food Marketing Institute and of CIES—The Food Business Forum (an international food business network serving as interface between retailers and suppliers). In December 2004, he was elected to a four-year term as Chairman of the BOIC (Belgian Olympic Committee).

Claire H. Babrowski (1957). Ms. Babrowski joined Toys “R” Us, Inc. in June 2007 as Executive Vice President, Chief Operations Officer. Ms. Babrowski was, from February to August 2006, President, Chief Operating Officer and acting Chief Executive Officer of RadioShack, an American consumer electronics specialty retailer with more than 7,000 stores. She served as Executive Vice President and Chief Operating Officer of RadioShack from June 2005 to February 2006. Prior to joining RadioShack, she worked 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

Arnoud de Pret Roose de Calesberg (1944). Arnoud de Pret Roose de Calesberg was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Arnoud de Pret is a member of the Board of Directors of Inbev, the Belgian brewery company, UCB and Umicore. Arnoud de Pret holds a Commercial Engineer’s degree from the Université Catholique de Louvain (UCL), Belgium.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is member of the Executive Board of ING Group and CEO of ING Insurance Europe. He has over 18 years of experience in the financial services sector. Jacques de Vaucleroy obtained a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussel, Belgium).

Hugh G. Farrington (1945). After a retail management career starting in 1968 at Hannaford. Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became our Executive Vice President and member of our Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within our company. He rejoined the Board as a director in 2005. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington is Chairman of the healthcare system MaineHealth and a former Vice Chairman of the Board of Directors of the Food Marketing Institute (FMI).

Richard Goblet d’Alviella (1948). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is a member of the board of directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Suez, Eurazeo, Danone and Caledonia Investments. Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School. Count Goblet d’Alviella was elected to our Board of Directors in 2001.

Robert J. Murray (1941). Robert J. Murray retired as Chairman of the Board and Chief Executive Officer of New England Business Service, Inc. in 2004. From 1997 to 2000, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of Tupperware Brands, Inc., IDEXX Laboratories, Inc., LoJack Corporation and The Hannover Insurance Group. Mr. Murray is a graduate of Boston College and holds a Master’s degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001 and has been Chairman of the Audit Committee since then.

Dr. William Roper (1948). William Roper is Dean of the University of North Carolina School of Medicine and CEO of the UNC Health Care System. Until March 2004, he was Dean of the UNC School of Public Health at Chapel Hill. He is also a professor of health policy and administration in the School of Public Health, and a professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center.

Didier Smits (1962). Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

Luc Vansteenkiste (1947). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Board of the Belgian listed companies Telindus Group, Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Mr. Vansteenkiste is Chairman of the Federation of Belgian Companies and Board member of de Belgian Directors Institute. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

There are no potential conflicts of interests between any duties to the issuer of each member of the Board of Directors and their private interests or other duties.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee.

There are no potential conflicts of interests between any duties to the issuer of each member of these committees and their private interests or other duties.

Audit Committee

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Robert J. Murray, who is the Chair of the Audit Committee, Didier Smits, Claire Babrowski and Count de Pret Roose de Calesberg. The Board of Directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2006, the Audit Committee met five times.

The Audit Committee was appointed by the Board to assist the Board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, the statutory auditor’s qualification and independence, the performance of our internal audit function and statutory auditor, and our internal controls and risk management. The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which is attached as Exhibit B to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is composed solely of independent directors. The principal responsibilities of the Remuneration and Nomination Committee are to:

•	identify individuals qualified to become Board members, consistent with criteria approved by the Board;

•	recommend to the Board the director nominees for each Ordinary General Meeting;

•	recommend the Board director nominees to fill vacancies;

•	recommend to the Board qualified and experienced directors for service on the committees of the Board;

•	recommend to the Board the compensation of the members of executive management;

•	recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for our associates;

•	evaluate the performance of the Chief Executive Officer; and

•	advise the Board on other compensation issues.

The Remuneration and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee, which is attached as Exhibit C to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The members of the Remuneration and Nomination Committee are Georges Jacobs, who is the chair of the Remuneration and Nomination Committee, Count Goblet d’Alviella, Hugh G. Farrington and Robert J. Murray. In 2006, the Remuneration and Nomination Committee met three times. Our Remuneration Policy for Director and the Executive Management can be found as Exhibit E to the Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

B. Executive Officers

Management Structure

Our management structure consists of:

•	a management structure organized around four geographical operational regions shown below and several support functions; and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes our business performance.

*	In May 2007 we completed the sale of our operations in the Czech Republic to Rewe Group.

United States. Richard Anicetti, President and Chief Executive Officer of Food Lion, is responsible for Food Lion; Ron Hodge, President and Chief Executive Officer of Hannaford, is responsible for Hannaford and for Kash n’ Karry and Sweetbay Supermarket.

Western and Central Europe. Arthur Goethals is the Chief Executive Officer of Western and Central Europe, which is comprised of Delhaize Belgium (Belgium). Arthur Goethals will retire from his Chief Executive Officer position on June 30, 2007. Michel Eeckhout will become Chief Executive Officer of Delhaize Belgium as of July 1, 2007.

Southeastern Europe. Renaud Cogels is the Chief Executive Officer of Southeastern Europe, which is comprised of Alfa-Beta (Greece) and Mega Image (Romania).

Asia. Renaud Cogels, Executive Vice President, is the Executive Committee member responsible for Lion Super Indo (Indonesia).

Executive Committee

The Chief Executive Officer is in charge of our day-to-day management with the assistance of the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of our company. The age limit set by the Board for the Chief Executive Officer is 65 years.

The Executive Committee does not qualify as a management committee (“comité de direction / directiecomité”) under Belgian law and as such does not hold the Board of Directors’ management powers.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the only member of the Executive Committee who is also a member of the Board of Directors. The Board of Directors decides on the compensation of the members of the Executive Committee and other senior officers of ours upon recommendation by the Remuneration and Nomination Committee. The Chief Executive Officer recuses himself from any decision regarding his compensation.

Our current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of our President and Chief Executive Officer who is also a member of the Board of Directors, which is set forth above).

Name	Position	Executive Officer/ Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Richard A. Anicetti	Executive Vice President	2002
Renaud Cogels	Executive Vice President	1988
Michel Eeckhout	Executive Vice President and Chief Information Officer	2005
Arthur Goethals (*)	Executive Vice President	1994
Ronald C. Hodge	Executive Vice President	2002
Nicolas Hollanders	Executive Vice President	2007
B. Craig Owens	Executive Vice President and Chief Financial Officer	2001
Michael Waller	Executive Vice President and General Counsel	2001
Joyce Wilson-Sanford(*)	Executive Vice President	2005

(*)	Joyce Wilson-Sanford and Arthur Goethals will retire from their Executive Committee positions on June 30, 2007.

Richard A. Anicetti (1957). Mr. Anicetti has been Executive Vice President and President and Chief Executive Officer of Food Lion since August 2002. Mr. Anicetti began his food industry career at Hannaford Bros. Co. in 1980. After completing the company’s retail management training program, he held a progression of roles of increasing responsibility and was ultimately named head of the southeastern operations of Hannaford. Mr. Anicetti joined Food Lion in August 2000 as Chief Operating Officer and was promoted to President in September 2001. He is a member of the Board of Directors of the Food Bank of Central & Eastern North Carolina, the North Carolina Citizens for Business and Industry and is Past President of the North Carolina Food Dealers Association. He also serves on the Executive Committee of the Carolinas Food Industry Council. He earned his Bachelor’s degree in Political Science from Bowdoin College in Brunswick, Maine.

Renaud Cogels (1949). Mr. Cogels is an Executive Vice President of our company, Head of global sourcing, Chief Executive Officer Southeastern Europe and responsible for our Asian operations. Mr. Cogels was previously Chief Executive Officer of Delhaize Europe. After starting his career in the banking industry, Mr. Cogels joined us in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of our Executive Committee. Mr. Cogels received a Master’s degree in economics at the University of Louvain.

Michel Eeckhout (1949). Mr. Eeckhout is our Executive Vice President and Chief Information Officer. On July 1, 2007, he will become Chief Executive Officer Delhaize Belgium. He joined us in 1978, as IT project leader and IT manager. In addition, he became Group coordinator for the IT-activities in Europe and Asia in 1992 and member of the Executive Committee of Delhaize Belgium in 1995. He was appointed our Vice President of Information Technology Processes and Systems in 2001 and Chief Information Officer in 2002. He became a member of our Executive Committee in September 2005. He is a member of the Board of Directors of GS1 and the Chairman of the Board of Directors of GS1 Belgium. He is also a Board member of Agentrics. Michel Eeckhout earned a Master’s degree in economics (at UFSIA, Antwerp) and in European economics, and an Executive Master in General Management, from the Université Libre de Bruxelles, Brussels.

Arthur Goethals (1946). Mr. Goethals is an Executive Vice President of our company and Chief Executive Officer Western and Central Europe. Mr. Goethals was previously the Chief Executive Officer of Delhaize Belgium and has been a member of our Executive Committee since 1994. He will retire from his executive functions as of June 30, 2007. Mr. Goethals joined us in 1972 and became successively store manager and district manager. In 1983, Mr. Goethals became department manager with responsibility of developing and implementing the wholesale activity of AD Delhaize. Afterwards, Mr. Goethals became successively Zone Director, Director Supermarkets Division and in 1994 Executive Director of Sales & Marketing. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School. In May 2005, he was elected to a three-year term as chairman of Fedis (Belgian Retail Federation). Mr. Goethals is also on the Board of Directors of the FEB/VBO (Federation of Entreprises in Belgium).

Ronald C. Hodge (1948). Mr. Hodge is Executive Vice President of our company and Chief Executive Officer of Hannaford. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He has been named President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996.

Nicolas Hollanders (1962). Mr. Hollanders is Executive Vice President of Human Resources and Organizational Development since 2007. After obtaining Master’s degrees in Law and Notary Law and a Post Graduate degree in Economics, he started his career as a lawyer. In 1989, he joined Delvaux, a Brussels-based manufacturer and distributor of luxury leather goods and accessories, first as General Manager, and from 1993 as Managing Director. In 1995, Mr. Hollanders joined the executive search firm Egon Zehnder International, where he served successively as consultant, principal and partner and served as Global Head of Egon Zehnder’s Worldwide Life Sciences Practice Group. Mr. Hollanders is Chairman of the Jury “Hors pistes” of the King Baudouin Foundation and founding member and Chairman of Child Planet, a foundation aimed at improving conditions in childrens hospitals.

B. Craig Owens (1954). Mr. Owens has been Executive Vice President and Chief Financial Officer of our company since September 2001. In addition to his financial duties, Mr. Owens is responsible for our Strategic Planning function and, as of July 1, 2007, for our IT activities. Before joining us, Mr. Owens worked 19 years with The Coca-Cola Company and various franchisees of Coca-Cola in different financial and management positions in the U.S. and Europe. Mr. Owens serves on the Board of St. John’s International School in Waterloo (Belgium) and as a member of the International Management Advisory Group of the Fletcher School. Mr. Owens holds a Bachelor’s degree in Politics from Washington and Lee University, Lexington, Virginia, and Master’s degrees from the Wharton School of the University of Pennsylvania and the Fletcher School at Tufts University.

Michael R. Waller (1953). Mr. Waller is an Executive Vice President and General Counsel of our company, as well as Executive Vice President, General Counsel and Secretary of Delhaize America. Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree in psychology from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served in Texas as a law clerk for U.S. District Judge Robert O’Conor, Jr. in the Southern district of Texas.

Joyce Wilson-Sanford (1944). Joyce Wilson-Sanford is our company’s Executive Vice President of Strategic Organizational Development since September 2005. She will retire from her executive position as of June 30, 2007. She has worked in the field of Organizational Development for 25 years in both public and private sectors. Joyce Wilson-Sanford joined Hannaford as Director of Organizational Development. She was promoted to Vice President of Organizational Development for Hannaford in 1989, where she led Corporate Recruitment, Multimedia, and Organizational Development and Talent Development. In 2000, she became Senior Vice President of Strategic Organizational Development for Delhaize America. In 2002, she was named Senior Vice President for Strategic Organizational Development. In September 2005, she was promoted to Executive Vice President of Strategic Organizational Development position and is a member of the Executive Committee. Joyce Wilson-Sanford is a graduate of DePauw University with a B.A. in Psychology, English Literature and Education. She earned an M.A. in Business and Organizational Development from the University of Illinois.

There are no potential conflicts of interests between any duties to the issuer of each member of the Executive Committee and their private interests or other duties.

C. Compensation of Directors and Executive Officers of Delhaize Group

At the Ordinary General Meeting of May 27, 2004, the shareholders approved a change in the method of remunerating the Board of Directors. Beginning with fiscal year 2004, our directors have been remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. This system replaces the previous one, which was based on a share of profits. At the Ordinary General Meeting of May 24, 2006 the shareholders approved an increase in the maximum remuneration amount from €70,000 per year per director to €80,000 per year per director, increased by an additional amount of up to €10,000 per year for the Chairman of any standing committee of the Board and an amount of up to €5,000 per year for services as a member of any standing committee of the Board of Directors. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (inclusive of any amount due as Chairman of any standing committee).

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of us and our subsidiaries. The aggregate amount of remuneration granted for fiscal year 2006 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. No loans or guarantees have been extended by us to members of the Board.

Remuneration Granted for Fiscal Year 2006(a) to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

Name		Amount (in thousands of EUR)(b)
Non-Executive Directors
Baron Jacobs		150
Claire Babrowski		45
Count de Pret Roose de Calesberg		80
Jacques de Vaucleroy		80
Hugh Farrington		80
Count Goblet d’Alviella		80
Robert J. Murray(c)		90
Dr. William Roper		75
Didier Smits		80
Baron Vansteenkiste		75
	Total remuneration non-executive directors	835
Executive Director
Pierre-Olivier Beckers(d)		75
	Total remuneration to all directors	910

(a)	The amounts in the table indicate the remuneration granted to our directors for their service in 2006, payable quarterly in arrears, as directors of our company and its subsidiaries as such amounts were decided by the Board of Directors under the fixed remuneration method approved by the shareholders at the Ordinary General Meeting of May 24, 2006.
(b)	All amounts are gross amounts in cash before tax and social security levy.
(c)	Chairman of the Audit Committee.
(d)	The amount relates solely to the compensation of the executive director as director and excludes his compensation as executive.

For the fiscal year ended December 31, 2006, the aggregate amount of compensation attributed by us and our subsidiaries to the ten members of the Executive Committee as a group for services in all capacities was €11.0 million, including €7.0 million in total short-term compensation and €4.0 million in long-term compensation, compared to €9.3 million, €6.4 million and €2.9 million, respectively in 2005. An aggregate number of 133,459 Delhaize Group stock options/warrants and 39,448 restricted stock units were granted to the members of the Executive Committee in 2006.

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. For the year ended December 31, 2006, the aggregate amount of compensation attributed to Mr. Beckers as an executive was €2.6 million. The compensation of Mr. Beckers was comprised of base pay of €0.9 million, an annual bonus of €0.7 million, short-term benefits valued at €0.02 million, retirement and post-employment benefits valued at €0.3 million and other long-term benefits valued at €0.7 million.

The Europe-based members of the Executive Committee benefit from a defined benefit group insurance system that is contributory and based on the individual’s career length. The U.S.-based members of the Executive Committee participate in profit sharing plans as well as defined benefit plans in effect at their respective operating companies. The members of the Executive Committee also participate in our stock option, restricted stock unit and long-term incentive plans. No loans or guarantees have been extended by us to members of the Executive Committee.

In addition to the base pay and variable compensation paid to the ten members of the Executive Committee in 2006, we set aside or accrued to provide pension, retirement or similar benefits for the same executive officers as a group for the year ended December 31, 2006 an aggregate amount of €1.2 million, which amount is included in the €11.0 million aggregate amount of compensation attributed by us and our subsidiaries to the ten members of the Executive Committee as a group for services in all capacities.

Main Contractual Terms of Hiring and Termination Arrangements with Executive Managers. Our Executive Managers, in accordance with employment-related agreements and applicable law, are:

•	compensated in line with our Remuneration Policy;

•	assigned duties and responsibilities in line with current market practice for their position and with our Terms of Reference of the Executive Management;

•	required to abide by our policies and procedures, including our Code of Business Conduct and Ethics;

•	subject to confidentiality and non-compete obligations to the extent authorized by law; and

•	subject to other clauses typically included in employment agreements for executives.

In addition, for the Executive Managers, the combination of employment-related agreements and applicable law provide for, or would likely result in:

•

payment of approximately 2-3 times base salary and annual incentive bonus, accelerated vesting of all or substantially all of the long-term incentive awards, and the continuation of Company health and welfare benefits for a comparable period, in the case of termination without cause by us or for good reason of the Executive Manager; and

•	accelerated vesting of all or substantially all of the long-term incentive awards, in the event of a change of control of our company.

D. Employees

As of December 31, 2006, we employed approximately 142,500 employees (of which approximately 64,700 were full-time employees and approximately 77,800 were part-time employees) compared to approximately 137,100 as of December 31, 2005. As of December 31, 2006, we employed approximately 108,900 employees in the United States, approximately 18,100 in Belgium, and approximately 15,550 in other regions.

As of December 31, 2005, we employed approximately 137,100 employees (of which approximately 62,700 were full-time employees and approximately 74,400 were part-time employees) compared to approximately 138,000 as of December 31, 2004. As of December 31, 2005, we employed approximately 104,100 employees in the United States, approximately 18,000 in Belgium, and approximately 15,100 in other regions.

As of December 31, 2004, we employed approximately 138,000 employees (of which approximately 62,200 were full-time employees and approximately 75,800 were part-time employees) compared to approximately 142,000 as of December 31, 2003. As of December 31, 2004, we employed approximately 105,400 employees in the United States, approximately 16,600 in Belgium, and approximately 16,000 in other regions.

Our policy with respect to labor unions is to comply with local regulations and collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership of Delhaize Group Management

On December 31, 2006, the directors and the members of our Executive Committee (19 persons) as a group owned 325,980 Delhaize Group ordinary shares or ADRs, which represented approximately 0.34% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2006, the members of our Executive Committee owned as a group 856,412 stock options, warrants and restricted stock representing an equal number of existing or new ordinary shares or ADRs of ours.

F. Long-Term Incentive Plans

Overview

We offer to certain of our management associates, including the members of our Executive Committee, a long-term incentive plan which is comprised of a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following breakdown:

•

Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to (i) the Delhaize Group share price on the date of the grant (U.S. plan); or (ii) the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option (Belgian plan). Options can be exercised in accordance with our securities trading policies, which allow for vested options to be exercised only during specified “open periods”. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a three-year period following the grant date. Options typically expire 7-10 years after the grant date.

•

Restricted stock unit awards represent up to 25% of the total expected value of each annual award. Restricted stock unit awards represent our commitment to deliver shares of Delhaize Group stock to the award recipient, at no cost to the award recipient, over a five-year period starting at the end of the second year after the award. After vesting, these shares can be sold by the award recipient at any time consistent with the guidelines and restrictions contained in our trading policies.

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

Equity-Based Compensation

As a component of long-term incentive compensation, we offer stock-related incentive plans to certain of our management associates, including the members of the executive committee. For associates of our non-U.S. operating companies, we offer stock option plans and warrant plans. For associates of our U.S.-based companies, the incentive plans are based on options, warrants and restricted stock.

The exercise of warrants under the warrant plans results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. Because stock option plans and the restricted stock plans are based on existing shares held in treasury or purchased in the market, no dilution occurs due to exercises under these plans.

As of December 31, 2006, there were options outstanding to acquire 77,988 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan, and a 1998 Hannaford Plan. However, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group Plan.

The following table sets forth the incentive plans adopted by us as of the date hereof:

Plans for Management Associates of non-U.S. Operating Companies

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding June 25, 2007	Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable) (1)
2007 Stock Option Plan (2)	June 2007	Stock Options	245,537	245,537	EUR 71.84	620	Jan 1, 2011– June 7, 2014
2006 Stock Option Plan	June 2006	Stock Options	216,266	214,893	EUR 49.55	601	Jan. 1, 2010– June 8, 2013
2005 Stock Option Plan	June 2005	Stock Options	181,226	179,786	EUR 48.11	568	Jan. 1, 2009– June 14, 2012
2004 Stock Option Plan	June 2004	Stock Options	237,906	234,714	EUR 38.74	561	Jan. 1, 2008– June 20, 2011
2003 Stock Option Plan	June 2003	Stock Options	378,700	33,675	EUR 25.81	514	Jan. 1, 2007– June 24, 2010
2002 Stock Option Plan	June 2002	Stock Options	158,300	97,300	EUR 54.30	425	Jan. 1, 2006– June 5, 2012 (3)
2001 Stock Option Plan	June 2001	Stock Options	134,900	108,200	EUR 64.16	491	Jan. 1, 2005– June 4, 2011 (3)
2000 Warrant Plan	May 2000	Warrants	115,000	94,900	EUR 63.10	461	Different exercise periods between June 2004 and Dec. 2009 (3)

Plans Mainly for Management Associates of Delhaize America and Other U.S. Subsidiaries

Plan	Effective Date of Grants	Type of Award	Number of Shares Underlying Awards Issued	Number of Shares Underlying Awards Outstanding June 25, 2007	Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period (as Applicable) (1)
2002 Restricted Stock Unit Plan	June 2007	Restricted ADRs (4)	102,512	102,512	Not applicable	219	25% of the grant will vest each year starting on the second anniversary following the date of the grant
	June 2006	Restricted ADRs (4)	155,305	149,772	Not applicable	217	25% of the grant will vest each year starting on the second anniversary following the date of the grant
	May 2005	Restricted ADRs (4)	145,868	97,913	Not applicable	204	25% of the grant will vest each year starting on the second anniversary following the date of the grant
	May 2004	Restricted ADRs (4)	179,567	74,046	Not applicable	193	25% of the grant will vest each year starting on the second anniversary following the date of the grant
	May 2003	Restricted ADRs (4)	249,247	48,384	Not applicable	185	25% of the grant will vest each year starting on the second anniversary following the date of the grant
2002 Stock Incentive Plan	June 2007	Warrants	1,165,471	1,163,914	$96.30	3,238	Exercisable until 2017
	June 2006	Warrants	1,324,347	1,116,024	$63.04	2,983	Exercisable until 2016

	May 2005	Warrants	1,100,639	615,585	$60.76	2,862	Exercisable until 2015
	May 2004	Warrants	1,517,988	450,468	$46.40	5,449	Exercisable until 2014
	May 2003	Warrants	2,132,043	319,283	$28.91	5,301	Exercisable until 2013
	May 2002 (5)	Warrants	3,853,578	567,352	$13.40- $76.87	5,328	Exercisable until 2012
2000 Stock Incentive Plan(6)	Various	Stock options	700,311	57,271	$13.40- $93.04	4,497	Various

(1)	Vesting period for restricted ADRs under the 2002 Restricted Stock Unit Plan and 2002 Stock Incentive Plan.
(2)	These figures relate to stock options offered by Delhaize Group. Grant recipients have until August 7, 2007 to accept the options offered.
(3)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiration dates for the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 SOP), June 4, 2008 (under the 2001 SOP) and December 2006 (under the 2000 Warrant Plan) respectively.

(4)	Restricted stock unit awards represent the right to receive the number of ADSs set forth in the award at the vesting date. Unlike awards of restricted stock under the 2000 Stock Incentive Plan, no ADRs are issued with respect to restricted stock unit awards until the applicable vesting dates. In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Award Plan.
(5)	Out of the 3,853,578 warrants issued, 1,793,825 are newly issued warrants. The other 2,059,753 represent outstanding stock options previously issued under Delhaize America’s 2000 Stock Incentive Plan and transferred to the Delhaize Group 2002 Stock Incentive Plan in connection with the share exchange with Delhaize Group.
(6)	Includes stock options granted under the 1996 Food Lion Plan, 1998 Hannaford Plan and 1988 Hannaford Plan.

For additional information, see Note 28 to the annual consolidated financial statements under Item 18 “Financial Statements” below.

I TEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. Our shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each share held, on each matter submitted to a vote of shareholders. Major shareholders do not have different voting rights.

Pursuant to Belgian law and our Articles of Association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate or group (each of which is deemed a “person” for such purposes) who, after acquiring or disposing directly or indirectly of the beneficial ownership of any shares, ADRs or other securities giving the right to acquire additional shares or ADRs of our company, causes such beneficial owner’s total voting rights to increase or decrease past 3%, 5% or any other multiple of 5% of the total outstanding and potential voting rights of our company, must, within two Belgian business days after crossing such threshold, report its ownership to us and to the Belgian Banking, Finance and Insurance Commission.

The following comprise the shareholders or groups of shareholders who have declared holdings of at least 3% of the outstanding shares and warrants of our company.

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Current Number of Outstanding Shares, Warrants and Convertible Bonds
June 15, 2007	Rebelco SA (Subsidiary of Sofina SA) Rue de l’industrie 31 1040 Brussels Belgium	4,050,000	3.8%	3.8%

September 16, 2005	Axa (consolidated) Avenue Matignon 25 75008 Paris France	13,209,804	12.6%	12.3%

	Including: Alliance Capital Management L.P. (U.S.)(1)	11,718,406	11.1%	10.9%

	Axa Rosenberg (United Kingdom)(1)	1,206,132	1.2%	1.1%

	Axa IM (France)(1)	266,966	0.3%	0.2%

	Ardenne Prevoyante - Axa (Belgium)(2)	18,300	0.02%	0.02%

(1)	Held for third parties account
(2)	Held for own account

Based on information received by The Bank of New York, our depositary for our ADSs evidenced by ADRs, there were 9,084,276 ADRs outstanding and 18,605 record owners with a registered address in the United States as of June 4, 2007.

B. Related Party Transactions

In June 2004, we sold our 70.0% interest in Super Dolphin, a non-operating company of the Mega Image Group, to the former executives of Super Dolphin. In the same period, we also acquired most of the remaining interests of the other companies related to our Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). We paid an aggregate price of €0.3 million in all of these transactions.

Several of our subsidiaries provide for post-employment benefit plans for the benefit of our employees. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 23 to our annual consolidated financial statements included elsewhere in this document.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements are included in this annual report under Item 18 “Financial Statements.” The Company’s consolidated financial statements prepared in accordance with IFRS have been audited by independent registered public auditors in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and with the standards of the Public Company Accounting Oversight Board (United States). The principal differences between IFRS and US GAAP, as they relate to Delhaize Group, are presented in Note 43 to the consolidated financial statements included under Item 18 “Financial Statements” below.

B. Legal Proceedings

From time to time, we are party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors— Risks Related to Operations of Our Company” in Item 3 “Key Information”.

C. Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company. For additional information about our dividend policy, please see Item 3 “Key Information—Dividends.”

D. Significant Changes

In March 2007, we reached a binding agreement to sell Di, our Belgian beauty and body care business, to Parma Gestion, a subsidiary of Distripar, which is owned by CNP/NPM. The agreement foresees the sale of the operations of Di for consideration, subject to contractual adjustments, of €33.4 million in cash. The impact of the divestiture on the ongoing profitability of Delhaize Belgium will be minor. In 2006, the Di network consisted of 90 company-operated and 42 franchised stores, which contributed €95.5 million to our net sales and other revenues. The transaction was approved by the European Commission on June 1, 2007 and is expected to close by the end of June 2007.

On April 24, 2007, representatives of the Conseil de la Concurrence/Raad voor de Mededinging (Belgian competition authority), visited our offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was a part of what appears to be a local investigation affecting several companies in Belgium in the retail sector. We understand that the investigation, which is expected to continue for several months, relates to prices of perfume, beauty products and other household goods. We have cooperated with the Conseil de la Concurrence/Raad voor de Mededinging in connection with the initial request for documentation and as of the date of this filing have not received any news or further communication, nor has a statement of objections been lodged against our company, in relation to this matter. The maximum fine for violations of the related competition laws in Belgium is capped at 10% of our company’s annual sales in Belgium.

On May 21, 2007, our company as guarantor, our wholly-owned subsidiary, Delhaize America as borrower, and substantially all of Delhaize America’s subsidiaries as guarantors, amended Delhaize America’s existing $500 million credit agreement, or the Delhaize America Credit Agreement, with the lenders signatory thereto and JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender. A description of the Delhaize America Credit Agreement is included elsewhere in this annual report on Form 20-F in Item 10 “Additional Information” under the heading “C. Material Contracts”.

On May 21, 2007, we entered into a cross guarantee agreement, or the Cross Guarantee Agreement, among us, Delhaize America and substantially all of Delhaize America’s subsidiaries. Under the Cross Guarantee Agreement, each company party to the agreement guarantees fully and unconditionally, jointly and severally all Delhaize Group existing financial indebtedness and Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of Delhaize Group and all future unsubordinated financial indebtedness of the parties to the agreement. A description of the Cross Guarantee Agreement is included elsewhere in this annual report on Form 20-F in Item 10 “Additional Information” under the heading “C. Material Contracts”.

At our Ordinary and Extraordinary General Meeting of shareholders on May 24, 2007, our shareholders approved the distribution of a €1.32 gross dividend per share for fiscal year 2006. After deduction of a 25% withholding tax, this results in a net dividend of €0.99 per share. The 2006 dividend became payable to owners of our ordinary shares beginning on May 31, 2007 against coupon no. 45. The payment of the dividend to our ADR holders was made through The Bank of New York beginning on June 11, 2007. At the same meeting, our shareholders authorized our Board of Directors, for a period of five years starting on the date of publication of the Extraordinary General Meeting, within certain legal limits, to increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of €9,678,897. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

On May 24, 2007 and June 14, 2007, respectively, we issued 1,385,955 and 881,573 new ordinary shares to satisfy conversions of our 2.75% convertible bonds. In 2004, we issued €300 million 2.75% convertible bonds due April 30, 2009 convertible into our ordinary shares.

On May 30, 2007, Delhaize America commenced a tender offer for cash prior to maturity of up to $1.1 billion aggregate principal amount of Delhaize America’s outstanding $1.1 billion 8.125% Notes due 2011, $855 million 9.000% Debentures due 2031, and $126 million 8.050% Notes due 2027, in order of purchase priority, plus accrued and unpaid interest and premium amounts. Pursuant to the terms of this tender offer, on June 28, 2007 Delhaize America purchased approximately $1.05 billion of its 8.125% Notes due 2011 and approximately $50 million of its 9.000% debentures due 2031. The net proceeds from Delhaize Group’s offering of its 5.625% senior notes due 2014 and 6.50% senior notes due 2017, discussed further below in this section, were the principal source of funds used to make these purchases.

On May 31, 2007, we completed the earlier announced sale of Delvita in Czech Republic to the German retail group Rewe, after unconditional approval by the European antitrust authorities. On November 13, 2006, we signed an agreement to sell Delvita to Rewe. On April 26, 2007, the transaction was approved by the European anti-trust authorities. We received €100 million in cash, subject to contractual adjustments. A positive accumulated foreign currency translation adjustment of approximately €23.7 million will be recorded in the result from discontinued operations during the second quarter of 2007.

On June 27, 2007 Delhaize Group issued € 500 million 5.625% senior notes due 2014 (the “5.625% Euro Notes”) pursuant to an Indenture dated June 27, 2007 between Delhaize Group and The Bank of New York (the “2007 Euro Note Indenture”) and $450 million 6.50% senior notes due 2017 represented by certificated depositary interests (the “6.50% Dollar Notes” and collectively with the 5.625% Euro Notes, the “2007 Notes”) pursuant to an Indenture dated June 27, 2007 between Delhaize Group and The Bank of New York (the “2007 Dollar Note Indenture” and together with the 2007 Euro Notes Indenture, the “2007 Indentures”). The 5.625% Euro Notes will mature on June 27, 2014 and the 6.50% Dollar Notes will mature on June 15, 2017. We will pay interest on the 5.625% Euro Notes annually on June 27 commencing on June 27, 2008, and we will pay interest on the 6.50% Dollar Notes semiannually on June 15 and December 15 each year beginning on December 15, 2007. All or a portion of the 5.625% Euro Notes or the 6.50% Dollar Notes may be subject to redemption at any time, as described, respectively, in the 2007 Euro Note Indenture and the 2007 Dollar Note Indenture. The 2007 Notes will be unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 2007 Notes fall within the scope of the Cross Gurantee Agreement. We have applied to admit the 5.625% Euro Notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange. The 6.50% Dollar Notes will not be listed on any stock exchange. We have agreed to use our reasonable best efforts to consummate an exchange offer pursuant to an effective registration statement or cause resales of the 6.50% Dollar Notes to be registered pursuant to a shelf registration statement under the Securities Act.

I TEM 9.	THE OFFER AND LISTING

A. Stock Price Information

The trading market for our ordinary shares is Eurolist by Euronext Brussels in Belgium. Our ordinary shares trade on Eurolist by Euronext Brussels under the symbol “DELB.” Our ordinary shares have been listed in Belgium since 1962. Our ordinary shares are included in the Bel20 Index, an index of the largest Belgian publicly traded companies, the Euronext 100 index, the pan-European Dow Jones Stoxx 600 index, the MSCI Europe index.

Our American Depositary Shares, or ADSs, each representing one of our ordinary shares, are traded on the New York Stock Exchange under the symbol “DEG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as Depositary under the Deposit Agreement dated as of April 26, 2001, among our company, The Bank of New York and holders from time to time of ADRs issued thereunder.

In 2006, 113.1 million of our ordinary shares were traded on Eurolist by Euronext Brussels for a total of EUR 6.5 billion. This represented 115.7% of the average Delhaize Group market capitalization of EUR 5.7 billion in 2006. The highest closing share price was EUR 67.00 and the lowest was EUR 49.12. The average daily trading volume was EUR 25.7 million, or an average daily volume of 443,495 shares. In 2005, 71.9 million of our ordinary shares were traded on Eurolist by Euronext Brussels for a total of EUR 3.7 billion. This represented 70.4% of the average Delhaize Group market capitalization of EUR 5.2 billion in 2005. The highest closing share price was EUR 59.55 and the lowest was EUR 46.5. The average daily trading volume was EUR 14.3 million, or an average daily volume of 279,830 shares.

As of June 15, 2007, we had a market capitalization of EUR 7.5 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 15, 2007, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 75.47. On June 15, 2007, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 100.34.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(Amounts in EUR)		(Amounts in USD)
Monthly Highs and Lows:
2007
January	66.00	63.20	85.97	81.60
February	66.19	62.96	86.55	83.25
March	70.10	62.55	93.90	81.50
April	72.19	68.71	98.00	92.00
May	75.00	70.86	101.30	95.28
June (through June 15)	75.47	71.31	100.34	96.00
Quarterly Highs and Lows:
2006
First Quarter	59.45	53.65	71.85	64.98
Second Quarter	59.25	49.55	72.68	62.06
Third Quarter	66.25	53.70	83.80	67.15
Fourth Quarter	66.85	59.25	84.98	78.36
2005
First Quarter	59.55	51.20	78.62	66.80
Second Quarter	53.80	46.50	69.75	57.55
Third Quarter	50.75	46.86	61.90	57.02
Fourth Quarter	55.60	47.61	65.66	56.97
Annual Highs and Lows:
2006	66.85	49.55	84.98	62.06
2005	59.55	46.50	78.62	56.97
2004	59.30	36.83	79.25	43.53
2003	43.70	12.23	51.04	13.25
2002	59.95	15.60	53.70	15.25

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

On February 15, 2007, NYSE Euronext, a holding company created by the combination of NYSE Group, Inc. and Euronext NV, launched through its indirect wholly-owned subsidiary, NYSE Euronext (Holding) NV, an exchange offer for all outstanding shares of Euronext NV. NYSE Euronext commenced trading on April 4, 2007 and as of April 27, 2007 owned through its subsidiary more than 95% of the Euronext share capital. NYSE Euronext plans to initiate, though its subsidiary, a compulsory acquisition procedure in accordance with the Dutch civil code with respect to the remaining Euronext shares. It is anticipated that this process will take several months to complete.

C. Custody, Clearing and Settlement of Delhaize Group Ordinary Shares

Our ordinary shares underlying our ADRs are available only in bearer form and are represented by global certificates in bearer form deposited with CIK for safekeeping.

CIK is the Belgian central securities depositary which, as discussed above, merged in July 1999 with the Brussels Stock Exchange and Belfox. CIK holds securities in custody for its participants to facilitate the settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. CIK participants include banks, securities brokers and dealers and other financial institutions. Non-participants of CIK may hold and transfer book-entry interests in our ordinary shares through accounts with a financial institution that is a direct participant of CIK or any other securities intermediary that holds a book-entry interest in our ordinary shares through one or more securities intermediaries standing between such other securities intermediary and CIK.

Since February 1, 2001, all trades in cash, derivatives and other products executed on Euronext markets are cleared and netted through LCH Clearnet, a clearinghouse in which Euronext holds a minority stake.

I TEM 10.	ADDITIONAL INFORMATION

A. Description of Delhaize Group Ordinary Shares

As of June 15, 2007, our corporate capital was EUR 49,758.049.50. The issuance premium on our capital was EUR 2,654,859,071.11. This corporate capital was represented by 99,516,099 Delhaize Group ordinary shares, without nominal value each having a par value of EUR 0.50. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of EUR 9,678,897. This authorization is in force since June 18, 2007 and will expire in June 2012, but may be renewed. On April 7, 2004, our Board of Directors issued a convertible bond offering to institutional investors for an amount of EUR 300 million with a maturity of five years. The bonds have been issued at 100% of their nominal value and will be redeemable at maturity at 100% of their nominal value. The initial conversion price has been set at EUR 57.0. The bonds are subject to the terms and conditions of the offering circular, convertible into 5,263,158 new Delhaize Group ordinary shares at the initial conversion price. As of June 15, 2007, 2,267,528 new ordinary shares were issued to satisfy the conversion of certain convertible bonds. The number of new Delhaize Group shares to be issued upon conversion of the remaining bonds is 2,995,630.

Our ordinary shares may be in either bearer or registered form, at the holder’s option. In addition, at the extraordinary general meeting of shareholders held on May 24, 2007, our shareholders approved the proposal to approve an amendment to Article 12 of the Articles of Association of our company which provides for the possibility for our company to issue securities in a dematerialized form (in addition to the bearer and registered form) and which provides for the progressive conversion of bearer securities to dematerialized securities as of January 1, 2008 in accordance with the Belgium law dated December 23, 2005 on the abolition of bearer securities. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. When we in a given fiscal year realize sufficient earnings (taking into account any carried-forward profits), our shareholders may authorize a dividend distribution to shareholders. In the event of a liquidation, dissolution, or winding up of our company, holders of our ordinary shares are entitled to receive, on a pro rata basis, any proceeds from the sale of our assets remaining available for distribution to the holders of our ordinary shares.

Under Belgian law, the holders of our ordinary shares are required to approve, and are entitled to preferential subscription rights to subscribe to a pro rata portion of, future capital increases of our company, subject to certain limitations.

B. Summary of Provisions of the Articles of Association and Other Matters

Object and Purpose. Under Article 2 of our Articles of Association, our corporate purpose is the trade of durable or non-durable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles of mass consumption, household articles, and others, as well as all service activities.

We may carry out in Belgium or abroad all industrial, commercial, movable, real estate, or financial transactions that favor or expand directly or indirectly its industry and trade.

We may acquire an interest in all businesses, corporations or enterprises with an identical, similar or related corporate purpose or which favor the development of our enterprise, acquire raw materials for our company or facilitate the distribution of our products.

General Meetings of Shareholders. Each holder of our ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder has deposited the Delhaize Group ordinary bearer shares under which voting rights will be exercised with our registered office, or such other place specified in the notice for the meeting, at least four Belgian business days prior to the applicable meeting. Each share is entitled to one vote. A shareholder’s right to vote all Delhaize Group ordinary shares it holds may be limited if the shareholder fails to comply with the ownership reporting requirements under Belgian law and the Articles of Association as described below.

Under the Articles of Association, the annual general meeting of our shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a holiday, the Articles of Association provide that the meeting must take place either the preceding or the following business day. Extraordinary general meetings of the shareholders may be called by the Board of Directors or by the statutory auditor. The Board of Directors or the statutory auditor is required to call an extraordinary general meeting upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

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

Belgian law does not require a quorum for the annual general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting. Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital (except if taken by the Board of Directors) or amendment which would create an additional class of capital stock, require a quorum of 50% of the issued capital (provided that if the 50% quorum is not reached, the Board may call a second meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shareholders present or represented and voting at the meeting, or 80% of such shareholders if the amendment would change our corporate object or authorize the Board of Directors to repurchase Delhaize Group ordinary shares.

Under Belgian law, we are required to publish a notice for each meeting of the shareholders in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at least twenty-four days prior to a meeting. However, if a second meeting is to be held with the same agenda, the notice of this second meeting may be published in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at the latest seventeen days prior to the second meeting provided that the notice of the first meeting indicated the date of the second meeting. In addition, a copy of the notice must be sent to each holder of our ordinary shares in registered form at least fifteen days prior to the meeting. Each notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of the shareholders is limited to the purposes stated in the notice of the meeting. Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting. For a description of the procedures by which holders of our ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts-Voting Rights” in our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001. We have agreed in the deposit agreement to give notice of a proposed shareholders’ meeting to the depositary on or before the first date we give or publish notice of the meeting to the holders of our ordinary shares.

Neither Belgian law nor the Articles of Association limit the rights of non-resident or foreign investors to hold or vote our ordinary shares or, subject to tax laws, to receive dividends paid on our ordinary shares.

Election and Tenure of Directors. On the recommendation of the Renumeration and Nomination Committee, our Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that the age limit would be set at 70 for all members of the Board and thus terminated the transition rule setting the age limit for certain directors at 75 and for others at 70. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of our fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, the Board of Directors is to provide the annual accounts to our statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of our shareholders. Fifteen days before the date of our annual general meeting, the shareholders are entitled to review, at our registered office, a copy of the annual accounts as prepared by the Board of Directors, and the reports drawn up by the Board of Directors and by our statutory auditor. In addition, we are required to provide a copy of each of these documents with the notice sent to each holder of our ordinary shares in registered form. So long as ADRs are outstanding, we will furnish to our shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by the shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of the Board of Directors and the statutory auditor. This discharge of liability is valid only when the financial statements submitted by the Board of Directors contain no omissions of necessary information or misstatements as to the true condition of our company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association, is valid only if such actions have been mentioned in the notice of the annual general meeting of shareholders.

Dividends. Under Belgian law, we are required to set aside at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2006, our statutory reserve amounted to 10% of its capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, the shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of our company, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Ownership Reporting. In accordance with Belgian law, any individual or entity who, as a result of acquiring voting securities or securities giving the right to subscribe to or acquire voting securities, becomes the owner of 5% or more of the total voting rights of a company, taking into account the securities held by the owner as well as by persons acting for its account or affiliated or acting jointly with it, must, within two business days after such acquisition, disclose to the company and to the Belgian Banking, Finance and Insurance Commission the information set forth in the Law of March 2, 1989 and the Royal Decree of May 10, 1989 implementing this law. Such disclosure obligation must be complied with upon every acquisition or disposal which causes such owner’s voting rights (taking into account the voting rights attached to securities held by persons acting for its account or affiliated or acting jointly with it) to increase above or fall below 5% or any multiple of 5% of the total number of voting rights. Our articles of association may however provide for lower thresholds up to a minimum of 3%.

Under our Articles of Association, any person or legal entity that owns or acquires securities of our company granting voting rights, whether representing the share capital or not, must disclose to us and the Banking, Finance and Insurance Commission the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to 3% or more of the total outstanding and potential voting rights existing when the situation triggering the disclosure obligation occurs.

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

Any person or legal entity that acquires or transfers, alone or jointly, the direct or indirect control of a corporation that owns at least 3% of the outstanding and potential voting rights of our company must disclose such acquisition or transfer to us and to the Banking, Finance and Insurance Commission.

Disclosure statements relating to the acquisition or transfer of securities that are made in compliance with this requirement must be addressed to the Banking, Finance and Insurance Commission and to our Board of Directors no later than the second business day after the triggering event occurs. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Banking, Finance and Insurance Commission within the same period of time. The number of securities acquired by succession must be disclosed no later than thirty days from the acceptance of such succession.

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

Holders of our ordinary shares and holders or beneficial owners of our ADRs are subject to the same reporting requirements summarized above.

Members of a corporate body, persons discharging executive responsibilities within our company and having regular access to inside information relating to us, and persons closely associated with them, who acquire or transfer our ordinary shares or our ADRs must also disclose such acquisition or transfer to the Banking, Finance and Insurance Commission within five business days from the date of the relevant transaction. Failure to comply with such requirements may give rise to administrative fines.

In addition, holders of our ordinary shares and holders of our ADRs are required to comply with U.S. securities requirements relating to their ownership of securities (including filing a Schedule 13D with respect to their beneficial ownership of Delhaize Group ordinary shares or the ordinary shares underlying ADRs) if such persons beneficially own more than 5% of the outstanding Delhaize Group ordinary shares.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by the Board of Directors if the Board of Directors has been authorized to do so by the shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to limit or remove these rights in connection with an increase in our capital of up to EUR 9,678,897. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 15, 2007, the amount remaining available under this authorization was EUR 9,678,897.

Acquisition, Holding in Pledge and Transfer by Delhaize Group of Delhaize Group Ordinary Shares. Under our Articles of Association, we may acquire or hold in pledge our own shares in accordance with effective law. Our Board of Directors is authorized to transfer through public or private transactions the shares that our company acquired, under conditions determined by our Board of Directors, without the prior approval of shareholders, in accordance with effective law.

At an extraordinary general meeting held on May 26, 2005, our shareholders authorized our Board of Directors to acquire and transfer our company’s shares when such acquisition or transfer is necessary to prevent serious and imminent harm to our company. Such authorizations are granted for a period of three years from the date of the authorization’s publication in the Appendix of the Official Gazette. The above-mentioned authorizations also relate to acquisitions and transfers of shares of our company by our direct subsidiaries and are renewable in accordance with effective law.

In addition, at the extraordinary general meeting held on May 24, 2007, our shareholders authorized our Board of Directors to acquire up to 10% of the outstanding shares of our company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for 18 months, replaces the one granted in May 2006. Such authorization also relates to the acquisition of shares of our company by one or several of our direct subsidiaries.

In May 2004, our Board of Directors approved the repurchase of up to EUR 200 million of our ordinary shares or ADRs from time to time in the open market, in compliance with applicable law and subject to the limits of an outstanding authorization granted to our Board of Directors by the shareholders, to satisfy exercises under the stock option plans that we offer our associates. No time limit has been set for these repurchases and they may be discontinued at any time.

Delhaize Group SA acquired 330,000 Delhaize Group shares (having a par value of EUR 0.50 per share) in 2006 for an aggregate amount of EUR 21.1 million, representing approximately 0.34% our share capital and transferred 25,600 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2006, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 169.1 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2006, Delhaize America repurchased 151,400 Delhaize Group ADRs for an aggregate amount of $11.5 million, representing approximately 0.16% of the Delhaize Group share capital as at December 31, 2006 and transferred 132,787 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2006, we owned 918,599 treasury shares (including ADRs), of which 437,199 were acquired prior to 2006, representing approximately 0.95% of our share capital.

We provided a Belgian credit institution with a discretionary mandate (the “Mandate”) to purchase up to 400,000 our shares on Euronext Brussels between December 15, 2006 and November 24, 2007 in order to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase our ordinary shares pursuant to the guidelines set forth in the Mandate, independent of further instructions from us, and without influence by us with regard to the timing of the purchases. The credit institution can purchase shares only when the number of our shares held by a custodian bank falls below a certain minimum threshold contained in the Mandate. We anticipate purchasing our own shares from time to time in addition to shares purchased on our behalf under the Mandate.

Additionally, in 2006 Delhaize America engaged a U.S.-based financial institution to purchase on its behalf up to 225,000 Delhaize Group ADRs on the New York Stock Exchange during a period of up to one year beginning August 31, 2006. The purchase of the full 225,000 ADRs was completed between September 2006 and June 2007. This engagement was established to assist in the satisfaction of certain stock options held by employees of our U.S. subsidiaries and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America.

Our Ability to Issue Ordinary Shares in Response to a Takeover Bid. Under Belgian law, the person intending to make a takeover bid must provide advance notice to the Belgian Banking, Finance and Insurance Commission, which must then notify the target company the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the target company’s board of directors was previously authorized to issue new shares, it may decide to issue such shares to the extent that (a) the issuance price is at least equal to the price offered by the bidder, (b) the new shares are fully paid-up upon issuance and, (c) the number of new shares does not exceed 10% of the number of shares outstanding immediately prior to the capital increase. The Board of Directors of a Belgian company also has the ability to convene an extraordinary general meeting of the shareholders to vote upon a proposal to issue new shares or warrants without, or with limited, preferential subscription rights.

On May 26, 2005, the extraordinary general meeting of our shareholders approved an amendment to our Articles of Association, which grants authority to our Board to increase the share capital of our company by a maximum of ten percent of the then outstanding Delhaize Group ordinary shares after it has received notice of a public take-over bid relating to our company, for a new period of three years beginning on the date of the shareholders’ approval.

The new Belgian law on public take-over bids has been adopted on April 1, 2007 and will enter into force as of September 1, 2007.

Ability of stock option holders and bond holders in case of change of control over Delhaize Group. At the extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to approve the provision of the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies and an amendment to the Delhaize Group 2002 Stock Incentive Plan which provide that in the event of a change of control over our company the beneficiaries will have the right to exercise their options for acquiring shares of our company regardless the vesting period of the options. In addition, our shareholders approved the proposal to approve the inclusion of a provision in the bonds that our company may issue within the 12 months from the ordinary shareholders meeting of May 2007 granting the holders of bonds the right to early repayment for an amount not in excess of 101% in the event of a change of control over our company.

C. Material Contracts

Cross Guarantee Agreement

We have entered into a Cross Guarantee Agreement, dated as of May 21, 2007, with Delhaize America and substantially all of Delhaize America’s subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Delhaize Group existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of Delhaize Group and all future unsubordinated financial indebtedness of the parties to the agreement.

If any sum owed to a creditor by a guarantor pursuant to its guarantee under the Cross Guarantee Agreement is not recoverable from such guarantor for any reason whatsoever, then such guarantor is obligated, forthwith upon demand by such creditor, to pay such sum by way of a full indemnity.

On the date of this filing the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., and Victory Distributors, Inc. Information with respect to subsidiaries of Delhaize Group that are Cross Guarantors is included in note 42 to our consolidated annual financial statements included in this Annual Report on Form 20-F.

Financial Indebtedness

Under the Cross Guarantee Agreement, the term “financial indebtedness” of any person means, without duplication (and as each may be amended, modified, extended or renewed from time to time): (i) all obligations of such person under agreements for borrowed money; (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments; (iii) all hedging obligations of such person; and (iv) all guarantees by such person of obligations of other persons of the type referred under clauses (i), (ii) or (iii).

The term “person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency or a state or other entity, whether or not having separate legal personality.

The term “hedging obligations” means, with respect to any person, the obligations of such person under: (i) currency exchange, interest rate or commodity swap agreements, cap agreements, floor agreements or collar agreements; and (ii) other similar agreements or arrangements designed to protect such person against fluctuations in currency exchange, interest rates or commodity prices.

Intercompany financial indebtedness is not guaranteed under the Cross Guarantee Agreement.

Ranking; Limit of Liability

The obligations of each company party to the Cross Guarantee Agreement constitute direct, general, unconditional and unsubordinated obligations of such company that shall at all times rank at least pari passu with all of its other existing financial indebtedness set forth on a schedule to the Cross Guarantee Agreement and its future unsubordinated financial indebtedness, save for such obligations as may be preferred by mandatory provisions of law. The obligations of each party under the Cross Guarantee Agreement are limited to the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.

Applicability of Cross Guarantee Agreement

To the extent a guarantor’s guarantee of financial indebtedness is addressed in an agreement to which such guarantor is a party or is otherwise contractually bound, which contains such guarantee, other than the Cross Guarantee Agreement, the Cross Guarantee Agreement does not apply to such guarantor’s guarantee of such financial indebtedness and, to be clear, nothing contained in the Cross Guarantee Agreement in any way supersedes, modifies, replaces, amends, changes, rescinds, waives, exceeds, expands, enlarges or in any way affects the provisions, including warranties, covenants, agreements, conditions, representations or, in general, any of the rights and remedies, and any of the obligations, of such guarantor and any creditor with respect to such guarantee of such financial indebtedness set forth in such other agreement.

Release of Guarantors and Guarantor Obligations

The obligations of a guarantor under the Cross Guarantee Agreement, which we refer to as a released guarantor in this paragraph, any lien created by such released guarantor with respect to such obligations, and the obligations under the Cross Guarantee Agreement of all other guarantors with respect to the financial indebtedness of the released guarantor will be automatically and unconditionally released without any action on the part of any creditor:

•

in connection with any sale, exchange, transfer or other disposition by such released guarantor of all or substantially all of the assets of that released guarantor, provided that the proceeds of that sale or other disposition are applied in accordance with the applicable provisions of any applicable financial indebtedness, or

•

in connection with any sale, exchange, transfer or other disposition (including by way of merger, consolidation or otherwise), directly or indirectly, of capital stock of such released guarantor, by Delhaize Group or any subsidiary thereof, to any person that is not Delhaize Group or a subsidiary of Delhaize Group, or an issuance by such released guarantor of its capital stock, in each case as a result of which such released guarantor ceases to be a subsidiary of Delhaize Group, provided, that: (i) such transaction is made in accordance with the applicable provisions of any applicable financial indebtedness; and (ii) such released guarantor is also released from all of its obligations, if any, in respect of all other financial indebtedness of each other guarantor under the Cross Guarantee Agreement.

In addition to any other releases for which a guarantor qualifies under the Cross Guarantee Agreement, notwithstanding any other provision of the Cross Guarantee Agreement to the contrary, without limiting the validity of any agreement into which a guarantor and a creditor may enter, a guarantor that obtains a written release from a creditor releasing such guarantor from its obligations under the Cross Guarantee Agreement with respect to the financial indebtedness owing to such creditor specified in such release shall be so released.

Termination of Agreement with Respect to Future Financial Indebtedness

Subject to certain limitations, the Cross Guarantee Agreement may be terminated with respect to a guarantor at any time by such guarantor providing written notice to the other parties to the Cross Guarantee Agreement or by mutual agreement; provided, however, that termination by Delhaize America or any other subsidiary of Delhaize Group party to the Cross Guarantee requires the written consent of Delhaize Group; and provided, further, except as otherwise provided, any termination of the Cross Guarantee Agreement with respect to a guarantor affects neither:

•	Such guarantor’s obligations under the Cross Guarantee Agreement in relation to any financial indebtedness that came into existence prior to that termination, nor

•

The obligations of the other guarantors with respect to such guarantor’s financial indebtedness that came into existence prior to that termination. Financial indebtedness that comes into existence after that termination shall not be covered by the Cross Guarantee Agreement with respect to the terminating guarantor.

Third Parties

Subject to the release provisions of the Cross Guarantee Agreement discussed under the headings “Cross Guarantee Agreement—Release of Guarantors and Guarantor Obligations” and “—Termination of Agreement with Respect to Future Financial Indebtedness” above, creditors of financial indebtedness guaranteed under the Cross Guarantee Agreement are entitled to rely on the Cross Guarantee Agreement and on the guarantees constituted pursuant to the Cross Guarantee Agreement. The Cross Guarantee Agreement constitutes a stipulation pour autrui or third party beneficiary contract for their benefit. Accordingly, such creditors shall be entitled to rely on and enforce the Cross Guarantee Agreement.

Delhaize America Credit Agreement

Our subsidiary Delhaize America has a $500 million five-year unsecured revolving credit agreement, which was amended and restated as of May 21, 2007 (the “Delhaize America Credit Agreement”), by and among Delhaize America, as borrower, Delhaize Group, as guarantor, Delhaize America’s subsidiaries party thereto, as guarantors, and JPMorgan Chase Bank, N.A. as administrative agent, issuing bank and swingline lender. Delhaize America had $120.0 million in outstanding borrowings and $46.7 million of letter of credit exposure under this credit facility as of December 30, 2006.

The Delhaize America Credit Agreement provides for a $500 million five-year unsecured revolving credit facility, with a $100 million sublimit for the issuance of letters of credit, and a $35 million sublimit for swingline loans. At the election of Delhaize America, the aggregate maximum principal amount available under the Delhaize America Credit Agreement may be increased to an aggregate amount not exceeding $650 million. The Delhaize America Credit Agreement will mature on April 22, 2010, unless optionally extended thereunder for up to two additional years. Funds are available under the Delhaize America Credit Agreement for general corporate purposes, including as credit support for Delhaize America’s commercial paper programs. Subject to certain conditions stated in the Delhaize America Credit Agreement, Delhaize America may borrow, prepay and re-borrow amounts under the Delhaize America Credit Agreement at any time during the term of the Delhaize America Credit Agreement.

At Delhaize America’s election, borrowings under the Delhaize America Credit Agreement will bear interest either at the London interbank offered rate (“LIBOR”) plus an applicable margin or at the base rate. The base rate is a fluctuating rate equal to the higher of the Federal funds rate plus 0.50% or JPMorgan Chase Bank, N.A.’s publicly announced prime lending rate. The Delhaize America Credit Agreement provides that the interest rate margin over LIBOR, initially set at 0.60%, will increase (by a maximum amount of 0.40%) or decrease (by a maximum amount of 0.15%) based on changes in the ratings of Delhaize America’s senior, unsecured long-term debt securities. The Delhaize America Credit Agreement also permits Delhaize America to request borrowings with interest rates and terms that are to be set pursuant to competitive bid procedures or directly negotiated with a lender or lenders pursuant to procedures described in the Delhaize America Credit Agreement; however, the lenders are not required to extend borrowings pursuant to such competitive bid procedures or pursuant to the negotiated bid loan procedures.

In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Delhaize America Credit Agreement and relevant letters of credit fees, Delhaize America is required to pay an annual facility fee, initially equal to 0.15% of the amount of the lenders’ aggregate commitments under the Delhaize America Credit Agreement, whether used or unused. The Delhaize America Credit Agreement provides that the facility fee will increase or decrease based on changes in the ratings of Delhaize America’s senior, unsecured long-term debt securities.

Delhaize America’s ability to borrow under the Delhaize America Credit Agreement is subject to compliance by Delhaize America and Delhaize Group with the covenants and conditions set forth in the Delhaize America Credit Agreement. The Delhaize America Credit Agreement contains customary representations, warranties and covenants, including two financial covenants applicable to Delhaize Group: (i) a maximum ratio of consolidated adjusted debt to consolidated EBITDAR (as such terms are specified in the Delhaize America Credit Agreement), which begins at 3.75 to 1.00 and decreases to 3.50 to 1.00 starting with the last day of fiscal year 2007, and (ii) a minimum ratio of consolidated EBITDAR to consolidated fixed charges (as such terms are specified in the Delhaize America Credit Agreement), which begins at 2.50 to 1.00 and increases to 2.75 to 1.00 starting with the last day of fiscal year 2007.

The Delhaize America Credit Agreement also contains customary events of default, including failure to perform or observe terms, covenants or agreements included in the Delhaize America Credit Agreement; default by Delhaize Group or its subsidiaries under other indebtedness with a principal amount in excess of $50 million; the occurrence of one or more judgments or orders for the payment by Delhaize Group or its subsidiaries of money in excess of $50 million that remain unsatisfied; failure of Delhaize Group or a material subsidiary to pay its debts as they come due, or any bankruptcy of Delhaize Group or a material subsidiary; invalidity of Delhaize America Credit Agreement documentation; or a change of control (as specified in the Delhaize America Credit Agreement) of Delhaize Group. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees.

Delhaize Group Senior Notes Offering

On June 27, 2007 we issued € 500 million 5.625% senior notes due 2014 (the “5.625% Euro Notes”) pursuant to an Indenture dated June 27, 2007 between us and The Bank of New York (the “2007 Euro Note Indenture”) and $450 million 6.50% senior notes due 2017 represented by certificated depositary interests (the “6.50% Dollar Notes” and collectively with the 5.625% Euro Notes, the “2007 Notes”) pursuant to an Indenture dated June 27, 2007 between us and The Bank of New York (the “2007 Dollar Note Indenture” and together with the 2007 Euro Notes Indenture, the “2007 Indentures”). The 5.625% Euro Notes will mature on June 27, 2014 and the 6.50% Dollar Notes will mature on June 15, 2017. We will pay interest on the 5.625% Euro Notes annually on June 27 commencing on June 27, 2008, and we will pay interest on the 6.50% Dollar Notes semiannually on June 15 and December 15 each year beginning on December 15, 2007. All or a portion of the 5.625% Euro Notes or the 6.50% Dollar Notes may be subject to redemption at any time, as described, respectively, in the 2007 Euro Note Indenture and the 2007 Dollar Note Indenture. The 2007 Notes will be unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 2007 Notes fall within the scope of the Cross Gurantee Agreement. We have applied to admit the 5.625% Euro Notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange. The 6.50% Dollar Notes will not be listed on any stock exchange. We have agreed to use our reasonable best efforts to consummate an exchange offer pursuant to an effective registration statement or cause resales of the 6.50% Dollar Notes to be registered pursuant to a shelf registration statement under the Securities Act.

D. Exchange Controls

See Sections C and D under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

E. Taxation

The following is a description of U.S. and Belgian tax consequences of owning and disposing of our ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold our ADRs and/or ordinary shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in light of their particular circumstances such as:

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history existing, and proposed U.S. Treasury Regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), the Belgium Income Tax Code, the Belgium Code of Taxes assimilated to Stamp Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Belgium – United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and cannot assure you that the IRS will agree with such statements or conclusions.

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

Certain U.S. Tax Consequences of Ownership of Delhaize Group ADRs or Ordinary Shares

Ownership of ADRs. For U.S. federal income tax purposes, U.S. Holders of our ADRs will generally be treated as the owners of the Delhaize Group ordinary shares underlying the ADRs.

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

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to our ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary Dividends paid to a non-corporate U.S. Holder that constitute “qualified dividend income” will be taxable at a maximum tax rate of 15%, provided that certain holding period and other requirements are met. Dividends that do not constitute qualified dividend income, and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

Subject to certain limitations, a U.S. Holder may claim a foreign tax credit against its federal income taxes for Belgian tax withheld from dividends. U.S. Holders who do not choose to claim a foreign tax credit may instead claim a deduction for Belgian tax withheld, in computing taxable income. Under the Internal Revenue Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their tax advisors regarding the application of these rules. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the 15% maximum tax rate described above.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

F. Documents on Display

Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association will be available for review upon request at our corporate office located at Square Marie Curie 40, 1070 Brussels, Belgium (tel. +32-2-412-2151). In addition, we file reports and other information with the SEC. Any documents that we file with the SEC may be read and copied at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC’s website.

I TEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Information About Market Risk

See the information under “Factors Affecting Financial Condition and Results of Operations “ located in Item 5 “Operating and Financial Review and Prospects” above.

B. Exchange Rates

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of Delhaize Group ADRs that are listed on the New York Stock Exchange. In addition, since any cash dividends that we pay to our shareholders will be denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that owners of ADRs will receive on conversion of dividends.

See the information under the headings entitled “Risk Factors” and “Exchange Rates” under Item 3 “Key Information” above and the heading titled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects” above.

C. Exchange Controls

Belgian exchange control regulations impose no limitations on the amount of cash payments that we may remit to residents of the United States. However, when there is a transfer of funds by us an obligation to notify the Institut Belgo-Luxembourgeois du Change arises. If the transfer of funds is handled by a Belgian financial institution, that institution will provide the required notification.

D. Ownership of Delhaize Group Shares

Under Belgian law, if an individual or a company intends to acquire the joint or exclusive control of our company through one or more transactions relating to our shares, the acquirer must notify the Belgian Banking, Finance and Insurance Commission of the contemplated transaction at least five business days prior to such acquisition. If the contemplated acquisition of shares takes place at a price higher than the stock market price at the time of the acquisition, the acquiror must offer to all other shareholders of our company the opportunity to sell their shares at the price offered for such acquisition or, if higher, at the highest price offered by the acquiror for shares during the 12 months preceding the acquisition of control of our company. The acquiror must give the other shareholders this opportunity within 30 days after its acquisition of control either:

(a) in the form of a public takeover bid; or

(b) under an undertaking to support the stock price of the acquired company on the relevant stock exchange.

Public takeover bids are subject to the supervision of the Belgian Banking, Finance and Insurance Commission. Prior to making a bid, a bidder must issue a prospectus which must be approved by the Belgian Banking, Finance and Insurance Commission. If the Belgian Banking, Finance and Insurance Commission determines that a takeover bid is contrary to the interests of the shareholders of our company, it may suspend the takeover bid for a maximum of 72 hours and request the President of the Commercial Court in the district of the Belgian company’s registered office (Brussels in the case of Delhaize Group) to prohibit the bid and suspend the exercise of the rights attached to any Delhaize Group shares that were acquired in connection with the bid. Public takeover bids must be made for all the outstanding securities.

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

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting, even when determined to be effective, may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the reliability of financial reporting.

Our management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

DELOITTE Bedriffsrevisoren / Reviseurs d’Entreprises BVo.v.v.e. CVBA/SC s.f.d. SCRL, the independent auditors that audited the financial statements included in this annual report, has issued an attestation report on management’s assessment of internal control over financial reporting, beginning on page F-2 of this report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Murray, Count de Pret Roose de Calesberg, Ms. Babrowski and the other member of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

I TEM 16B.	CODE OF ETHICS

On May 27, 2004 our Board of Directors adopted a Code of Ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is applicable to all our employees and directors, including our Chief Financial Officer, our other senior financial officers and our Chief Executive Officer. We have filed our Code of Business Conduct and Ethics with the SEC and it is included as an exhibit to this annual report on Form 20-F.

Our Code of Business Conduct and Ethics is posted on our website and may be accessed at www.delhaizegroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided	2006	2005
(amounts in EUR)

Audit Fees (a)	3,265,000	2,402,000

Audit-Related Fees (b)	72,000	575,000

Tax Fees (c)	—	67,000

All Other Fees (d)	42,000	470,000

(a)	Audit fees for the years ended December 31, 2006 and 2005 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries and assistance with the review of documents filed with the Belgian Banking, Finance and Insurance Commission and the SEC.
(b)	Audit-related fees for the years ended December 31, 2006 and 2005 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation of Section 404 of Sarbanes-Oxley Act of 2002 and similar services, consultations concerning financial accounting and reporting (especially related to the transition to International Financial Reporting Standards), and due diligence and audits in connection with acquisitions or divestments.
(c)	Tax fees as of the years ended December 31, 2006 and 2005 consist of fees expensed for tax planning services and tax advice.
(d)	All other fees for the years ended December 31, 2006 and 2005 consist of fees for consulting services rendered by Deloitte Consulting.

Included in 2006 “all other fees” is EUR 42,000 (1.4% of total fees) of services where pre-approval was not required pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. During 2005, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimus exception.

Audit Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent registered public auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit Committee may delegate pre-approval authority to one or more of its independent members, and approval by such member or members within the parameters of the policy will constitute approval of the Audit Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit Committee. With respect to each proposed pre-approved service, the

Auditor will provide appropriate documentation, which will be provided to the Audit Committee, regarding the specific services to be provided. The Audit Committee has designated the Company’s Chief Audit Officer to monitor the performance of services provided by the Auditor and to assess compliance with the pre-approval policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

I TEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in thousands) (b)
June 2007(a)	2,700	71.52	2,700	105,858
May 2007	80,900	73.49	80,900
April 2007	18,400	70.95	18,400
March 2007	72,800	68.74	72,800
February 2007	73,300	65.53	73,300
January 2007	253,175	65.03	253,175
December 2006	18,300	61.42	18,300
November 2006	221,700	65.04	221,700
October 2006	26,400	63.94	26,400
September 2006	151,800	61.58	151,800
August 2006	—	—	—
July 2006	—	—	—

Total	919,475	65.55	919,475

(a)	Through June 15, 2007.
(b)	In May 2004, our Board of Directors approved the repurchase of up to EUR 200 million of our ordinary shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to our Board by our shareholders, to satisfy exercises under the stock option plans that we offer our associates. No time limit has been set for these repurchases and they may be discontinued at any time.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2006 AND 2005 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2006.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

Exhibit No.	Description
2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

2.8	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., Llc, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.9	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.10	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee

2.12	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee

2.13	Deposit Agreement dated, as of June 27, 2007, among Delhaize Group and The Bank of New York, as CDI Depositary

Exhibit No.	Description
2.14	Purchase Agreement, dated as of June 18, 2007, by and among Delhaize Group, Bank of America Securities LLC and Merrill Lynch & Co.

2.15	Registration Rights Agreement, dated as of June 27, 2007, by and among Delhaize Group, Bank of America Securities LLC and Merrill Lynch & Co. as Initial Purchasers and certain Guarantors.

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.7	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description
4.8	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.3 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2006)

11.1	Delhaize Group Code of Business Conduct and Ethics, as revised effective December 31, 2005 (Filed as Exhibit F to Annex 5 to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K (File No. 333-13302) filed with the SEC on May 19, 2006 and incorporated by reference herein)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA / SC s.f.d. SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2006 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 7, 2007 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

	By:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Date: June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.:

We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“Delhaize Group”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in euros). These financial statements are the responsibility of Delhaize Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delhaize Group at December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 43 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Delhaize Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of Delhaize Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of Delhaize Group’s internal control over financial reporting.

Diegem, Belgium

June 28, 2007

/s/ Philip Maeyaert

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Philip Maeyaert

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“Delhaize Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The management of Delhaize Group is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Delhaize Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Delhaize Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Delhaize Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of Delhaize Group and our report dated June 28, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

Diegem, Belgium

June 28, 2007

/s/ Philip Maeyaert

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Philip Maeyaert

CONSOLIDATED BALANCE SHEETS

Consolidated Assets

(in millions of EUR)	Note	2006	2005(1)	2004(1)
Goodwill	7	2,697.6	2,997.4	2,462.8
Intangible assets	8	604.6	675.2	601.4
Property, plant and equipment	9	3,400.0	3,587.7	3,022.8
Investment property	10	25.6	28.0	17.8
Investment in securities	11	121.0	125.0	115.9
Other financial assets	12	11.9	12.3	41.5
Deferred tax assets	25	7.9	5.5	6.0
Derivative instruments	19	0.2	1.2	6.3
Other non–current assets		4.0	8.3	4.2

Total non–current assets		6,872.8	7,440.6	6,278.7

Inventories	13	1,337.9	1,418.0	1,224.5
Receivables		527.1	482.6	446.0
Income tax receivable		2.5	11.7	5.5
Investment in securities	11	32.4	29.1	24.6
Other financial assets	12	0.3	0.3	1.5
Derivative instruments	19	1.7	—	—
Prepaid expenses		39.0	42.1	41.4
Other current assets		25.8	24.6	19.9
Cash and cash equivalents	5	304.8	804.9	660.4
Assets classified as held for sale		151.1	—	—

Total current assets		2,422.6	2,813.3	2,423.8

Total assets		9,295.4	10,253.9	8,702.5

(1)	Adjusted for the change in accounting policy described in Note 3

See notes to the consolidated financial statements.

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2006	2005(1)	2004(1)
Share capital	15	48.2	47.4	46.8
Share premium	15	2,514.5	2,428.3	2,375.4
Treasury shares	15	(54.8)	(33.4)	(18.3)
Retained earnings	15	2,075.6	1,837.7	1,578.0
Other reserves	15	(32.6)	(49.2)	(34.3)
Cumulative translation adjustments	15	(1,025.7)	(664.9)	(1,105.4)
Shareholders’ equity		3,525.2	3,565.9	2,842.2
Minority interests	15	36.2	30.2	32.4

Total equity		3,561.4	3,596.1	2,874.6

Long–term debt	16	2,169.8	2,546.4	2,773.0
Obligations under finance lease	18	602.0	653.5	558.5
Deferred tax liabilities	25	186.0	242.5	237.7
Derivative instruments	19	2.8	9.1	15.1
Provisions	20, 21, 22, 23	290.3	350.7	288.4
Other non–current liabilities		34.5	35.9	25.6

Total non–current liabilities		3,285.4	3,838.1	3,898.3

Short–term borrowings	17	101.8	0.1	28.1
Long–term debt – current	16	181.6	658.3	10.8
Obligations under finance lease – current	18	34.5	35.8	30.1
Derivative instruments	19	2.1	—	—
Provisions – current	20, 21, 22, 23	14.3	21.5	27.5
Income tax payable		75.1	79.5	60.6
Accounts payable		1,504.4	1,498.3	1,308.1
Accrued expenses	24	384.0	415.9	366.9
Other current liabilities		99.6	110.3	97.5
Liabilities associated with assets held for sale	5	51.2	—	—
Total current liabilities		2,448.6	2,819.7	1,929.6

Total liabilities		5,734.0	6,657.8	5,827.9

Total liabilities and equity		9,295.4	10,253.9	8,702.5

(1)	Adjusted for the change in accounting policy described in Note 3

See notes to the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(in millions of EUR)	Note	2006	2005(1)	2004(1)
Net sales and other revenues		19,225.2	18,345.3	17,596.8
Cost of sales	29, 30	(14,372.2)	(13,710.1)	(13,250.9)

Gross profit		4,853.0	4,635.2	4,345.9
Gross margin		25.2%	25.3%	24.7%

Other operating income	31	82.8	70.7	66.2
Selling, general and administrative expenses	30	(3,970.3)	(3,766.8)	(3,522.9)
Other operating expenses	32	(19.2)	(39.2)	(27.0)

Operating profit		946.3	899.9	862.2
Operating margin		4.9%	4.9%	4.9%

Finance costs	33	(295.6)	(322.6)	(319.2)
Income from investments	34	19.9	26.1	14.7

Profit before taxes and discontinued operations		670.6	603.4	557.7
Income tax expense	25	(245.0)	(223.8)	(200.4)

Net profit from continuing operations		425.6	379.6	357.3
Result from discontinued operations (net of tax)	27	(65.3)	(9.5)	(55.5)

Net profit		360.3	370.1	301.8

Net profit attributable to minority interest		8.4	4.9	6.1
Net profit attributable to equity holders of the Group (Group share in net profit)		351.9	365.2	295.7

(in EUR)
Earnings per share	26
Basic
Net profit from continuing operations		4.39	3.99	3.79
Group share in net profit		3.71	3.89	3.19
Diluted
Net profit from continuing operations		4.19	3.81	3.66
Group share in net profit		3.55	3.71	3.09

(in thousands)
Weighted average number of shares outstanding
Basic		94,939	93,934	92,663
Diluted		101,906	100,897	97,627

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in millions of EUR)	2006	2005(1)	2004(1)
Amortization of deferred loss on hedge, net of tax	3.2	4.1	4.3
Unrealized gain (loss) on securities held for sale, net of tax	(0.1)	0.1	0.3
Actuarial gain (loss) on defined benefit plans, net of tax	9.9	(14.2)	(3.7)
Exchange differences gain (loss) on translation of foreign operations	(215.1)	(356.6)	435.1

Net income (expense) recognized directly in equity	(343.6)	425.1	(214.2)
Net profit	360.3	370.1	301.8

Total recognized income and expense for the period	16.7	795.2	87.6
Amount attributable to minority interest	8.1	4.9	5.1
Amount attributable to equity holders of the Group	8.6	790.3	82.5

(1)	Adjusted for the change in accounting policy described in Note 3.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of EUR)	2006	2005(1)	2004(1)
Operating activities
Group share in net profit	351.9	365.2	295.7
Net profit attributable to minority interest	8.4	4.9	6.1
Adjustments for:
Depreciation and amortization – continuing operations	496.0	474.6	457.2
Depreciation and amortization – discontinued operations	7.2	8.7	12.1
Impairment – continuing operations	2.8	6.8	8.1
Impairment – discontinued operations	64.8	5.0	21.5
Provisions for losses on accounts receivable and inventory obsolescence	11.8	13.0	0.3
Share–based compensation	23.5	27.6	24.3
Income taxes	242.2	222.2	178.1
Finance costs	300.0	328.4	325.9
Income from investments	(20.0)	(26.2)	(14.8)
Other non–cash items	2.4	10.2	5.4
Changes in operating assets and liabilities:
Inventories	(55.5)	(40.8)	75.2
Receivables	(71.1)	(26.2)	(6.6)
Prepaid expenses and other assets	(8.5)	(2.4)	(5.5)
Accounts payable	112.5	60.0	27.2
Accrued expenses and other liabilities	12.5	13.3	(17.0)
Provisions	(31.9)	(25.9)	(7.1)
Interest paid	(292.1)	(302.2)	(290.8)
Interest and dividends received	18.6	24.8	17.3
Income taxes paid	(265.2)	(238.7)	(123.4)

Net cash provided by operating activities	910.3	902.3	989.2
Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	0.5	(175.5)	(151.1)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed	—	—	2.1
Purchase of tangible and intangible assets (capital expenditures)	(699.9)	(636.1)	(494.1)
Sale of tangible and intangible assets	15.9	30.5	34.5
Investment in debt securities	(102.0)	(52.7)	(25.7)
Sale and maturity of debt securities	75.3	49.5	—
Purchase of other financial assets	(0.3)	(2.6)	(30.1)
Sale and maturity of other financial assets	1.7	36.7	22.5
Settlement of derivative instruments	(13.1)	(6.4)	—

Net cash used in investing activities	(721.9)	(756.6)	(641.9)
Cash flow before financing activities	188.4	145.7	347.3
Financing activities
Proceeds from the exercise of share warrants and stock options	38.7	56.6	32.5
Treasury shares purchased	(30.2)	(22.6)	(9.5)
Dividends paid	(113.2)	(105.3)	(92.7)
Dividends paid by subsidiaries to minority interests	(1.6)	—	(1.5)
Escrow maturities	10.8	11.9	9.2
Borrowing under long–term loans (net of financing costs)	0.9	96.2	295.0
Repayment of long–term loans	(630.6)	(17.8)	(48.3)
Repayment of lease obligations	(36.2)	(33.3)	(30.7)
Borrowings under short–term loans (> three months)	497.8	—	19.8
Repayment under short–term loans (> three months)	(402.2)	(29.9)	(5.0)
Addition to (repayment of) short–term loans (< three months)	11.1	(0.3)	(220.7)

Net cash used in financing activities	(636.8)	(68.6)	(45.7)
Effect of foreign exchange translation differences	(42.2)	67.4	(32.3)

Net (decrease) increase in cash and cash equivalents	(490.6)	144.5	269.3
Cash and cash equivalents at beginning of period	804.9	660.4	391.1
Cash and cash equivalents at end of period	314.3 (2)	804.9	660.4

(1)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations

(2)	Of which €9.5 million included in assets classified as held for sale

See notes to the consolidated financial statements.

QUARTERLY DATA (Unaudited)

(in millions of EUR, except earnings per share)

2006	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	19,225.2	4,735.5	4,829.8	4,812.6	4,847.3
Gross profit	4,853.0	1,212.9	1,218.2	1,205.8	1,216.1
Gross margin	25.2%	25.6%	25.2%	25.1%	25.1%
Selling, general and administrative expenses	(3,970.3)	(999.5)	(1,002.0)	(994.3)	(974.5)
as a percentage of sales and other revenues	20.7%	21.1%	20.8%	20.7%	20.1%
Operating profit	946.3	227.4	227.1	229.4	262.4
Operating margin	4.9%	4.8%	4.7%	4.8%	5.4%
Net profit from continuing operations	425.6	97.8	96.9	108.8	122.1
Group share in net profit	351.9	97.3	94.6	45.3	114.7
Group share in net profit per share:
– Basic	3.71	1.03	1.00	0.48	1.20
– Diluted	3.55	0.99	0.96	0.47	1.14

2005(1)	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	18,345.3	4,247.8	4,520.4	4,682.2	4.894.9
Gross profit	4,635.2	1,080.5	1,135.2	1,186.8	1,232.7
Gross margin	25.3%	25.4%	25.1%	25.3%	25.2%
Selling, general and administrative expenses	(3,766.8)	(886.6)	(937.6)	(971.0)	(971.6)
as a percentage of sales and other revenues	20.5%	20.9%	20.7%	20.7%	19.9%
Operating profit	899.9	205.3	205.8	224.2	264.2
Operating margin	4.9%	4.8%	4.6%	4.8%	5.4%
Net profit from continuing operations	379.6	84.8	78.0	92.0	124.8
Group share in net profit	365.2	81.3	76.9	89.7	117.3
Group share in net profit per share:
– Basic	3.89	0.87	0.82	0.95	1.24
– Diluted	3.71	0.83	0.79	0.91	1.18

2004(1)	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales and other revenues	17,596.8	4,259.7	4,523.5	4,453.7	4,359.9
Gross profit	4,345.9	1,042.5	1,119.2	1,116.4	1,067.8
Gross margin	24.7%	24.5%	24.7%	25.1%	24.5%
Selling, general and administrative expenses	(3,522.9)	(850.3)	(900.1)	(896.6)	(875.9)
as a percentage of sales and other revenues	20.0%	20.0%	19.9%	20.1%	20.1%
Operating profit	862.2	202.9	236.5	223.4	199.4
Operating margin	4.9%	4.8%	5.2%	5.0%	4.6%
Net profit from continuing operations	357.3	82.6	105.0	93.1	76.6
Group share in net profit	295.7	39.2	99.0	90.4	67.1
Group share in net profit per share:
– Basic	3.19	0.42	1.07	0.98	0.72
– Diluted	3.09	0.42	1.04	0.93	0.69

(1)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

The principal operational activity of Delhaize Group (also referred to, with our consolidated and associated companies, except where the context otherwise requires, as “we”, “us”, “our” and “the Group”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Delhaize Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in retailing of non-food products such as pet products and health and beauty products.

Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depositary Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG”.

The consolidated financial statements for the year ended December 31, 2006 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue on March 14, 2007 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 24, 2007. In compliance with Belgian law, the consolidated accounts will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

See Note 3 for a description of the change in accounting policy for defined benefit plans.

Basis of Presentation

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These financial statements have been prepared under the historical cost convention except for certain accounts for which IFRS requires another convention, as disclosed in the corresponding notes.

Fiscal Year

Delhaize Group’s fiscal year ends on December 31. However, the year end of Delhaize Group’s U.S. businesses is the Saturday closest to December 31. The Group’s consolidated results of operations and balance sheet include that of Delhaize America based on its fiscal calendar year. No adjustment has been made for the difference in reporting date as the impact is immaterial to the consolidated financial statements taken as a whole. The consolidated results of Delhaize Group for 2006, 2005 and 2004 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 30, 2006, 52 weeks ended December 31, 2005 and 52 weeks ended January 1, 2005, respectively. The results of operations of the companies of Delhaize Group outside the United States are prepared on a calendar year basis.

Group Accounting Policies

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The accounts of consolidated subsidiaries are restated as necessary to comply with the accounting policies adopted in the consolidated financial statements where such restatement has a significant effect on the consolidated accounts taken as a whole.

Principles of Consolidation

All companies over which Delhaize Group can exercise control are fully consolidated. Delhaize Group owns directly or indirectly more than half of the voting rights of all subsidiaries that are fully consolidated. Companies over which joint control is exercised, as evidenced by a contractual agreement, are proportionately consolidated. Companies over which Delhaize Group has significant influence (generally 20% or more of the voting power) but for which it neither exercises control nor joint control are accounted for under the equity method. Subsidiaries are fully and joint ventures proportionately consolidated from the date on which control or joint control is transferred to the Group. They are deconsolidated from the date that control or joint control ceases.

Translation of Foreign Currencies

Delhaize Group’s financial statements are presented in euros, reflecting the parent company’s functional currency. The balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate). The income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day). The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “cumulative translation adjustment” component of equity.

Foreign currency transactions are initially recognized at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the balance sheet exchange rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future) are recognized in the “cumulative translation adjustment” component of equity. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

	Closing Rate			Average Daily Rate
(in EUR)	2006	2005	2004	2006	2005	2004
1 USD	0.759301	0.847673	0.734160	0.796433	0.803800	0.803922
100 CZK	3.638348	3.448276	3.282563	3.528376	3.357732	3.135671
100 SKK	2.904022	2.639916	2.580978	2.685711	2.590746	2.498637
100 ROL	—	—	0.002539	—	—	0.002469
100 RON(1)	29.555194	27.172436	—	28.362039	27.617466	—
100 THB	2.138123	2.059350	1.876595	2.101122	1.994243	1.995110
100 IDR	0.008443	0.008578	0.007864	0.008686	0.008269	0.008987

(1)	As of July 1, 2005, the Romanian Leu (ROL) has been replaced by the New Romanian Leu (RON) in a ratio of 10,000 ROL = 1 RON

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the application of judgment by Delhaize Group in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. These estimates are based on experience and other assumptions we believe to be reasonable under the circumstances and form the basis for making judgments that affect the carrying amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Our estimates generally have not deviated significantly from actual results. Estimates and judgments are particularly important to, but not limited to, determining the provisions for closed stores, self-insurance obligations, defined benefit plan obligations, income taxes, inventory losses and assessing assets for impairment.

Goodwill

The purchase method of accounting is used to account for acquisitions of businesses by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

Upon adoption of IFRS on January 1, 2003, Delhaize Group did not apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003.

Goodwill is not amortized but reviewed for impairment annually and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to the operating entity level, which is the lowest level at which the goodwill is monitored for internal management purposes. Any impairment is recognized immediately in the income statement and cannot be subsequently reversed. Consistent with all other assets and liabilities, goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is carried in the functional currency of the foreign operation and converted at the closing exchange rate into euros.

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, and computer software, various licenses and prescription files. Intangible assets are stated at cost less accumulated depreciation and accumulated impairment losses. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with definite lives are as follows:

• Prescription files	15 years
• Favorable lease rights	Lease term
• Computer software	3 to 5 years

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names.

Property, Plant and Equipment and Investment Property

Property, plant and equipment and investment property are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Finance lease assets and leasehold improvements are depreciated over the lesser of the expected useful life of similar owned assets or the relevant lease term. Land is not depreciated. Useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years
• Plant, machinery and equipment	3 to 14 years
• Furniture, vehicles and other tangible fixed assets	5 to 10 years

Non-current Assets and Disposal Groups Held for Sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of the asset’s carrying amount or fair value less costs to sell.

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

Impairment of Assets

The Group tests assets for impairment whenever events or circumstances indicate that impairment may exist. Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to their recoverable amount, i.e., the higher of their value in use (projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount. If impairment is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed, except for goodwill.

Financial Instruments

Delhaize Group accounts for financial instruments under IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation”.

•

Financial assets: Financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets. Subsequent measurement depends on the purpose of the instrument. Investments held to maturity are maintained at amortized cost less any impairment losses. After initial recognition, available-for-sale investments are measured at fair value with gains and losses from changes in fair value recognized directly in equity until they are either disposed or impaired. Impairment losses and foreign exchange gains and losses relating to debt securities are charged to the income statement. Upon disposal of available-for-sale investments, cumulative gains or losses previously recognized in equity are charged to the income statement. Purchases and sales of financial assets are accounted for at settlement date.

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

Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the embedded option to convert the liability into equity of the Group and is recorded in equity. Interest expense on the liability component of the convertible note or bond is calculated by applying the prevailing market interest rate for similar non-convertible debt. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond or note.

•

Derivative instruments: Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates. Interest rate swaps are accounted for as fair value hedges when the hedge is expected to be, and is determined to be, actually highly effective throughout the financial reporting periods for which the hedge was designated. The gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss, and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. Foreign exchange forward contracts and currency swaps are generally not designated as hedges and the gain or loss from remeasuring the hedging instrument is recognized in profit or loss, naturally offsetting the gain or loss arising on remeasuring the underlying instrument at the balance sheet exchange rate. Delhaize Group does not currently apply cash flow hedge accounting and net investment hedge accounting.

•

Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Consideration received upon disposition of treasury shares is included in shareholders’ equity.

•

Receivables and payables: Amounts receivable and payable are recorded at amortized cost (which in practice equals nominal value), less a provision for any doubtful amount receivable. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the balance sheet date.

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

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Tax currently payable is based on the taxable profit of the year under applicable tax law and includes taxes related to prior years recorded in the current year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liabilities and assets are established for temporary differences between the carrying amount and the tax basis of assets and liabilities (including finance leases) and are subsequently adjusted to reflect changes or substantially enacted changes in tax rates expected to be in effect when the temporary differences reverse. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are included in the consolidated accounts only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, the unused tax losses and unused tax credits can be utilized.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

•

Closed store costs: Upon the closing of a store, a provision is recorded for the present value of any estimated lease liabilities, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. When severance costs are incurred in connection with a store closing, a liability for the termination benefits is recognized at the communication date for the estimated settlement amount. The adequacy of the closed store provision is dependent upon the economic conditions in which closed stores are located which will impact the Group’s ability to realize estimated sublease income.

Provisions for closed store costs, including lease liabilities and severance costs, are included in other operating expenses or result from discontinued operations, as appropriate. Store closing provisions are reviewed quarterly to ensure that accrued amounts appropriately reflect the outstanding commitments and that additional expenses are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

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

•

Self-insurance: The Group is self-insured for workers’ compensation, general liability, automobile accident, druggist claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.

Revenue Recognition

Sale of products to the Group’s retail customers is recognized at the point of sale and sales to wholesale customers are recognized upon delivery. Sales are recorded net of sales taxes and value added taxes. Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to retail customers through certain loyalty card programs and are recognized as a reduction in sales as the products are sold. Loyalty programs also exist whereby customers earn points for future purchases. Sales are reduced when the points are awarded and a liability is recognized for expected redemption of points.

Discounts provided by vendors, in the form of manufacturer’s coupons, are not recognized as a reduction in sales but are recorded as a receivable. Delhaize Group does not recognize a sale when it sells gift cards and gift certificates, but, a sale is recognized when the gift card or gift certificate is redeemed by the retail customer.

Cost of Sales

Purchases are recorded net of cash discounts and other supplier discounts and allowances. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.

Supplier Allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Income from new product introduction consist of allowances received to compensate for costs incurred for product handling and are recognized over the product introductory period in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, administrative expenses and advertising expenses.

Employee Benefits

• A defined benefit plan is a benefit plan that defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of recognized income and expense (see Note 3). Past service costs are recognized immediately in income unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Pension expense is included in cost of sales and in selling, general and administrative expenses.

• A defined contribution plan is a pension plan under which the Group pays fixed contributions usually to a separate entity. The Group has no legal or constructive obligation to pay further contributions regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as employee benefit expense when they are due.

• Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary termination in exchange for benefits. The Group recognizes termination benefits when it is demonstrably committed to terminating the employment of employees according to a detailed formal plan without possibility of withdrawal.

• Share-based payments: the Group provides various equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton valuation model. The resulting cost is charged to the income statement over the vesting period of the share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

Discontinued Operations

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Delhaize Group has classified its Czech Republic, Thailand and Slovakia businesses in discontinued operations as well as the 34 Kash n’ Karry stores closed in the first quarter of 2004, which were principally located on the East Coast of Florida and in the Orlando, Florida market.

Segment Reporting

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and Emerging Markets. Emerging Markets include the Group’s operations in Romania and Indonesia and, until their divestiture, the Czech Republic, Thailand and Slovakia. Delhaize Group has only one business segment. In 2006, the operation of retail food supermarkets represented approximately 91% of the Group’s consolidated net sales and other revenues.

Standards and Interpretations which Became Applicable During 2006

The following standards and interpretations became effective in 2006 and had no material impact on the financial statements of the Group, except with respect of the amendment to IAS 19 discussed in Note 3:

•	IFRS 6 “Exploration for and Evaluation of Mineral Resources”

•	IAS 19 “Employee Benefits” - Amendment - Actuarial Gains and Losses, Group Plans and Disclosures

•	IAS 21 “The Effect of Changes in Foreign Exchange Rates” - Net Investment in a Foreign Operation

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment - The Fair Value Option

•	IAS 39 “Financial Instruments: Recognition and Measurement” - Amendment - Financial Guarantee Contracts

•	IFRIC 4 “Determining whether an Arrangement contains a Lease”

•	IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitations Funds”

•	IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”

Standards and Interpretations Issued but not yet Effective

The Group did not early apply the following IFRS Standards and Interpretations which were issued at the date of authorisation of these financial statements but not yet effective on the balance sheet date. The Group anticipates that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application:

•	IAS 1 “Presentation of Financial Statements” - Amendment - Capital Disclosures (applicable for accounting years beginning on or after January 1, 2007)

•	IFRS 7 “Financial Instruments: Disclosures” (applicable for accounting years beginning on or after January 1, 2007)

•	IFRS 8 “Operating Segments” (applicable for accounting years beginning on or after January 1, 2009)

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies” (applicable for accounting years beginning on or after March 1, 2006)

•	IFRIC 8 “Scope of IFRS 2” (applicable for accounting years beginning on or after May 1, 2006)

•	IFRIC 9 “Reassessment of Embedded Derivatives” (applicable for accounting years beginning on or after June 1, 2006)

•	IFRIC 10 “Interim Financial Reporting and Impairment of Assets” (applicable for accounting years beginning on or after November 1, 2006)

•	IFRIC 11 “Group and Treasury Share Transactions” (applicable for accounting years beginning on or after March 1, 2007)

•	IFRIC 12 “Service Concession Arrangements” (applicable for accounting years beginning on or after January 1, 2008)

3. Change in Accounting Policy

In December 2004, an amendment to IAS 19 “Employee Benefits” was issued, providing an option to recognize actuarial gains and losses in full in the statement of recognized income and expense in the period in which they occur. Before the amendment, IAS 19 required actuarial gains and losses that fell outside the allowed corridor (i.e., 10% of the greater of the present value of the defined benefit obligation or the fair value of plan assets) to be recognized in the income statement, either in the period in which they occurred or spread over the remaining service lives of the employees.

Delhaize Group determined that full recognition of the actuarial gains and losses enhances the transparency of its financial statements and therefore decided to apply the new option. Furthermore, as a company listed on the New York Stock Exchange, Delhaize Group prepares a reconciliation of its net income and shareholders’ equity to U.S. GAAP. Delhaize Group strives to align its IFRS accounting policy decisions with U.S. GAAP requirements to the extent possible and where appropriate. Under U.S. GAAP, a new standard, SFAS No. 158, “Employers’

Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” was issued in September 2006. SFAS 158 requires recognizing the funded status of a benefit plan – measured as the difference between the plan assets and benefit obligation – in the statement of financial position.

This change in accounting policy was applied retrospectively; the effect on the current year consolidated balance sheet and income statement and the adjustment on previous years consolidated balance sheets and income statements are presented in the table below:

	December 31,
(in millions of EUR)	2006	2005	2004
Increase of provisions (non–current)	16.8	43.2	17.5
Decrease of provisions (current)	—	7.6	6.5
Decrease of other reserves	9.8	20.4	5.6
Decrease of other liabilities (non–current)	—	4.0	1.6
Decrease of deferred tax liabilities	4.4	10.6	2.9
Increase of deferred tax assets	0.7	0.4	0.4
Decrease of minority interests	0.9	0.5	0.5

(in millions of EUR)	2006	2005	2004
Decrease of selling, general and administrative expenses	1.5	0.4	—
Increase of income tax expense	0.5	0.1	—
Increase of net profit	1.0	0.3	—

4. Business Acquisitions

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 159.1 million in cash for the acquisition of Cash Fresh, net of EUR 1.7 million in price adjustments received by Delhaize Group in 2006. This amount includes EUR 1.6 million costs directly attributable to the acquisition, and is net of EUR 6.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results from May 31, 2005. Cash Fresh’s net profit was EUR 4.3 million in 2005, since the acquisition date. Goodwill recognized on the acquisition of Cash Fresh is attributable to anticipated future economic benefits and synergies in Belgium.

The assets and liabilities arising from the acquisition of Cash Fresh are as follows:

(in millions of EUR)	Fair Value
Non-current assets	195.7	*

Current assets	22.9
Liabilities	(57.8)
Net assets acquired	160.8

(*)	Including EUR 143.3 million in goodwill

Cash Fresh’s carrying value of assets and liabilities prior to the acquisition have not been disclosed because Cash Fresh followed Belgian GAAP and not IFRS, and therefore, no IFRS information is available.

In 2004, Delhaize Group acquired 100% of U.S.-based Victory Super Markets (“Victory”), a company which operated 19 supermarkets, 17 in central and southeastern Massachusetts and two in southern New Hampshire. Delhaize Group paid an aggregate amount of EUR 143.7 million in cash for the acquisition of Victory, including EUR 1.6 million costs directly attributable to the acquisition, and net of EUR 10.6 million in cash and cash equivalents acquired. Victory’s results of operations are included in Delhaize Group’s consolidated results from November 27, 2004. Goodwill recognized on the acquisition of Victory is attributable to anticipated future economic benefits and synergies in northeastern United States.

The assets and liabilities arising from the Victory acquisition are as follows:

(in millions of EUR)	Fair Value
Non-current assets	144.0	*
Current assets	16.9
Liabilities	(17.2)
Net assets acquired	143.7

(*)	Including EUR 130.4 million in goodwill

Victory’s carrying value of assets and liabilities prior to the acquisition have not been disclosed because Victory followed U.S. GAAP and not IFRS, and therefore, IFRS information is not available.

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non-operating company of the Mega Image Group and acquired most of the remaining interests of the other companies related to its Romanian activities (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). These transactions were consummated for an aggregate price of EUR 0.3 million.

In August 2004, Delhaize Group acquired two Belgian companies, Distra and Warenhuizen Troukens-Peeters, for an aggregate price of EUR 5.7 million. Each company was operating one supermarket in Belgium.

5. Disposal Group Classified as Held for Sale

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic, to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita have been classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006.

The carrying value of assets classified as assets held for sale and liabilities associated with assets held for sale are as follows as of December 31, 2006:

(in millions of EUR)
Property, plant and equipment	100.5
Other non-current assets	3.2
Inventories	23.3
Other current assets	14.6
Cash and cash equivalents	9.5

Assets classified as held for sale	151.1

Less:
Non-current liabilities	(1.9)
Accounts payable	(37.3)
Accrued expenses	(12.0)

Assets classified as held for sale, net of liabilities associated with assets held for sale	99.9

An impairment loss of 64.3 million was recorded in discontinued operations to write down the value of Delvita to fair value less costs to sell (EUR 99.9 million)

See also Note 27 for a discussion of discontinued operations.

6. Segment Information

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Delhaize Group is engaged in one line of business, the operation of retail food supermarkets, under different banners that have similar economic and operating characteristics.

The operation of retail food supermarkets represents approximately 91% of Delhaize Group’s consolidated net sales and other revenues and was its only reportable business segment in 2006, 2005 and 2004.

The geographical segment information for 2006, 2005, and 2004 is as follows:

Year ended December 31, 2006 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,772.8	4,285.2	1,030.3	136.9	—	19,225.2
Cost of sales	(10,023.5)	(3,434.9)	(801.7)	(112.1)	—	(14,372.2)
Gross profit	3,749.3	850.3	228.6	24.8	—	4,853.0
Gross margin	27.2%	19.8%	22.2%	18.1%	—	25.2%
Other operating income	40.3	37.3	4.5	0.7	—	82.8
Selling, general and administrative expenses	(3,009.3)	(700.1)	(199.7)	(25.2)	(36.0)	(3,970.3)
Other operating expenses	(14.9)	(3.7)	(0.6)	—	—	(19.2)
Operating profit	765.4	183.8	32.8	0.3	(36.0)	946.3
Operating margin	5.6%	4.3%	3.2%	0.2%	—	4.9%

Operating profit from discontinued operations	(1.6)	—	—	(62.2)	—	(63.8)

Other information
Assets(4)	6,659.6	1,547.7	383.3	32.9	671.9	9,295.4
Liabilities(5)	1,139.2	253.9	243.3	18.6	4,079.0	5,734.0
Capital expenditures	528.4	107.2	37.5	12.1	14.7	699.9
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	393.5	76.5	19.4	9.7	4.1	503.2
Impairment expense	1.4	0.5	0.9	64.8	—	67.6
Share-based compensation	20.0	2.3	0.2	—	1.0	23.5

(1)	All sales are to external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic, Thailand and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.

Year ended December 31, 2005(6) (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	13,314.3	4,005.1	908.0	117.9	—	18,345.3
Cost of sales	(9,699.0)	(3,204.9)	(708.5)	(97.7)	—	(13,710.1)
Gross profit	3,615.3	800.2	199.5	20.2	—	4,635.2
Gross margin	27.2%	20.0%	22.0%	17.1%	—	25.3%
Other operating income	34.3	31.4	3.4	0.6	1.0	70.7
Selling, general and administrative expenses	(2,890.0)	(646.2)	(177.5)	(19.9)	(33.2)	(3,766.8)
Other operating expenses	(35.2)	(2.4)	(1.2)	(0.3)	(0.1)	(39.2)
Operating profit	724.4	183.0	24.2	0.6	(32.3)	899.9
Operating margin	5.4%	4.6%	2.7%	0.5%	—	4.9%

Operating profit from discontinued operations	(3.1)	—	—	(2.3)	—	(5.4)

Other information
Assets(4)	7,177.0	1,479.6	356.9	221.7	1,018.7	10,253.9
Liabilities(5)	1,272.2	218.3	205.6	58.4	4,903.3	6,657.8
Capital expenditures	459.1	122.2	35.7	7.9	11.2	636.1
Business acquisitions	—	160.8	—	—	14.7	175.5
Non-cash operating activities:
Depreciation and amortization	384.1	69.6	17.0	10.8	1.8	483.3
Impairment expense	6.6	0.1	0.1	5.0	—	11.8
Share-based compensation	24.0	2.5	—	—	1.1	27.6

(1)	All sales are to external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic, Thailand and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.
(6)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations.

Year ended December 31, 2004(6) (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Net sales and other revenues(1)	12,750.8	3,872.9	873.0	100.1	—	17,596.8
Cost of sales	(9,360.5)	(3,121.4)	(686.4)	(82.6)	—	(13,250.9)
Gross profit	3,390.3	751.5	186.6	17.5	—	4,345.9
Gross margin	26.6%	19.4%	21.4%	17.5%	—	24.7%
Other operating income	35.1	25.4	3.9	0.5	1.3	66.2
Selling, general and administrative expenses	(2,725.7)	(581.2)	(167.3)	(16.1)	(32.6)	(3,522.9)
Other operating expenses	(24.1)	(2.5)	(0.2)	—	(0.2)	(27.0)
Operating profit	675.6	193.2	23.0	1.9	(31.5)	862.2
Operating margin	5.3%	5.0%	2.6%	1.9%	—	4.9%

Operating profit from discontinued operations	(61.9)	—	—	(9.3)	—	(71.2)
Other information
Assets(4)	6,081.1	1,190.6	335.1	223.8	871.9	8,702.5
Liabilities(5)	1,029.8	118.0	219.1	58.5	4,402.5	5,827.9
Capital expenditures	334.2	115.7	32.5	9.9	1.8	494.1
Business acquisitions	143.7	5.7	—	—	1.7	151.1
Non-cash operating activities:
Depreciation and amortization	380.5	55.4	19.3	13.5	0.6	469.3
Impairment expense	26.7	0.3	0.1	2.5	—	29.6
Share-based compensation	20.6	2.7	—	—	1.0	24.3

(1)	All sales are to external parties.

(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic, Thailand and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases and derivatives and income tax related liabilities.
(6)	Adjusted for the change in accounting policy described in Note 3 and for the reclassification of the Czech operations in discontinued operations.

7. Goodwill

(in millions of EUR)	2006	2005	2004
Gross carrying amount at January 1	3,081.1	2,536.2	2,587.7
Accumulated impairment at January 1	(83.7)	(73.4)	(77.6)
Net carrying amount at January 1	2,997.4	2,462.8	2,510.2

Acquisitions through business combinations and adjustments to initial purchase accounting	(0.9)	165.9	137.8
Amount classified as held for sale	(17.1)	—	—
Transfers to/from other accounts	1.1	4.7	(0.2)
Currency translation effect	(282.9)	364.0	(185.0)

Gross carrying amount at December 31	2,775.1	3,081.1	2,536.2
Accumulated impairment at December 31	(77.5)	(83.7)	(73.4)

Net carrying amount at December 31	2,697.6	2,997.4	2,462.8

The allocation of goodwill is as follows:

(in millions of EUR)	2006	2005	2004
Food Lion	1,282.0	1,429.4	1,231.8
Hannaford	1,159.6	1,293.7	1,109.4

United States	2,441.6	2,723.1	2,341.2
Belgium	159.6	162.5	18.3
Greece	94.2	93.5	86.0
Emerging Markets	2.2	18.3	17.3

Total	2,697.6	2,997.4	2,462.8

Goodwill is allocated and tested for impairment at the operating entity level, which is the lowest level at which goodwill is monitored for internal management purpose. Delhaize Group conducts an annual impairment assessment for goodwill in the fourth quarter of each year and whenever events or circumstances indicate that impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. In 2006, 2005 and 2004, goodwill was tested for impairment using the discounted cash flows methodology and comparing to market multiples for reasonableness for the U.S. entities. Goodwill at the other Group entities was tested for impairment using the market multiple approach and market capitalization approach and discounted cash flows if the market approach indicated that there was potential impairment. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

In 2006, EUR 17.1 million goodwill associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less costs to sell (see Note 5). No impairment loss was recorded in 2005 and 2004.

Key assumptions used for value in use calculations in 2006:

	Food Lion	Hannaford
Growth rate*	2.0%	2.0%
Discount rate**	8.8%	8.8%

*	Weighted average growth rate used to extrapolate sales beyond the five-year period.
**	After tax discount rate applied to the cash flow projections.

8. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized but tested for impairment in the fourth quarter of every year and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded in 2006, 2005 or 2004.

See Note 9 for a discussion of the impairment test for assets with definite lives.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total

Cost at January 1, 2006	442.1	57.2	81.8	322.2	45.2	948.5
Additions	—	20.7	26.0	1.1	4.3	52.1
Sales and disposals	—	—	(0.6)	(16.2)	(0.2)	(17.0)
Transfers to/from other accounts	—	2.1	(0.5)	(1.9)	1.1	0.8
Currency translation effect	(46.1)	(5.4)	(7.8)	(32.8)	(4.9)	(97.0)
Amount classified as held for sale	—	—	(2.5)	—	(0.5)	(3.0)
Cost at December 31, 2006	396.0	74.6	96.4	272.4	45.0	884.4
Accumulated depreciation at January 1, 2006	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at January 1, 2006	(40.0)	—	—	(5.3)	(0.2)	(45.5)
Amortization expense	—	(8.8)	(15.9)	(24.4)	(3.7)	(52.8)
Impairment loss	—	(0.5)	—	(0.2)	—	(0.7)
Sales and disposals	—	—	0.4	16.2	0.2	16.8
Transfers to/from other accounts	—	0.1	—	(0.6)	(0.2)	(0.7)
Currency translation effect	4.2	2.6	3.5	16.5	1.9	28.7
Amount classified as held for sale	—	—	1.9	—	0.3	2.2
Accumulated depreciation at December 31, 2006	—	(34.7)	(43.3)	(141.4)	(18.6)	(238.0)
Accumulated impairment at December 31, 2006	(35.8)	(0.4)	—	(5.4)	(0.2)	(41.8)

Net carrying amount at December 31, 2006	360.2	39.5	53.1	125.6	26.2	604.6

Cost at January 1, 2005	382.8	41.6	49.3	282.2	40.7	796.6
Additions	—	10.2	21.8	—	2.1	34.1
Sales and disposals	—	(0.1)	(1.0)	(4.7)	(1.8)	(7.6)
Acquisitions through business combinations	—	—	0.4	—	—	0.4
Transfers to/from other accounts	—	0.1	3.5	1.2	(1.9)	2.9
Currency translation effect	59.3	5.4	7.8	43.5	6.1	122.1
Cost at December 31, 2005	442.1	57.2	81.8	322.2	45.2	948.5
Accumulated depreciation at January 1, 2005	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at January 1, 2005	(34.6)	—	—	(4.6)	—	(39.2)
Amortization expense	—	(7.9)	(10.7)	(29.3)	(3.9)	(51.8)
Impairment loss	—	—	—	—	(0.2)	(0.2)
Sales and disposals	—	—	0.1	4.0	0.9	5.0
Transfers to/from other accounts	—	—	0.1	—	0.1	0.2
Currency translation effect	(5.4)	(2.2)	(3.1)	(18.5)	(2.1)	(31.3)
Accumulated depreciation at December 31, 2005	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at December 31, 2005	(40.0)	—	—	(5.3)	(0.2)	(45.5)

Net carrying amount at December 31, 2005	402.1	28.7	48.6	167.9	27.9	675.2

Cost at January 1, 2004	412.9	37.9	33.5	308.1	40.6	833.0
Additions	—	6.5	15.1	—	3.6	25.2
Sales and disposals	—	—	—	(1.7)	(0.5)	(2.2)
Acquisitions through business combinations	—	—	0.9	(2.7)	0.1	(1.7)
Transfers to/from other accounts	—	(0.1)	3.3	0.6	—	3.8
Currency translation effect	(30.1)	(2.7)	(3.5)	(22.1)	(3.1)	(61.5)
Cost at December 31, 2004	382.8	41.6	49.3	282.2	40.7	796.6
Accumulated depreciation at January 1, 2004	—	(12.4)	(13.5)	(86.0)	(8.9)	(120.8)
Accumulated impairment at January 1, 2004	(37.3)	—	—	(2.1)	—	(39.4)
Amortization expense	—	(7.0)	(7.2)	(29.5)	(4.3)	(48.0)
Impairment loss	—	—	—	(2.9)	—	(2.9)
Sales and disposals	—	—	—	1.4	0.1	1.5
Transfers to/from other accounts	—	—	(0.2)	(0.6)	—	(0.8)
Currency translation effect	2.7	1.0	1.3	9.2	1.0	15.2
Accumulated depreciation at December 31, 2004	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at December 31, 2004	(34.6)	—	—	(4.6)	—	(39.2)

Net carrying amount at December 31, 2004	348.2	23.2	29.7	171.7	28.6	601.4

Trade name assets are allocated as follows:

	December 31,
(in millions of EUR)	2006	2005	2004
Food Lion	196.2	219.0	189.7
Hannaford	164.0	183.1	158.5

United States	360.2	402.1	348.2

Amortization expense was charged to earnings as follows:

(in millions of EUR)	2006	2005	2004
Selling, general and administrative expenses	52.6	51.3	47.5
Result from discontinued operations	0.2	0.5	0.5

Total amortization expense	52.8	51.8	48.0

9. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment

Cost at January 1, 2006	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Additions	57.2	124.8	304.4	150.4	54.5	691.3
Sales and disposals	(16.5)	(12.7)	(156.7)	(2.4)	(6.6)	(194.9)
Transfer to/from other accounts	42.7	70.0	16.4	(127.6)	1.8	3.3
Currency translation effect	(88.4)	(103.4)	(204.5)	(7.4)	(76.0)	(479.7)
Amount classified as held for sale	(126.8)	(41.8)	(71.3)	(3.1)	(1.9)	(244.9)
Balance at December 31, 2006	1,474.1	1,289.6	2,524.8	90.8	757.2	6,136.5
Accumulated depreciation at January 1, 2006	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated Impairment at January 1, 2006	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)
Depreciation expense	(47.0)	(109.0)	(246.1)	—	(47.3)	(449.4)
Impairment loss	—	(0.7)	(1.5)	—	(0.4)	(2.6)
Sales and disposals	10.4	12.2	149.0	—	5.1	176.7
Transfers to/from other accounts	1.7	1.7	(1.0)	—	0.1	2.5
Currency translation effect	18.0	57.5	113.9	—	23.4	212.8
Amount classified as held for sale	26.4	11.9	58.5	—	0.4	97.2

Accumulated depreciation at December 31, 2006	(318.8)	(711.9)	(1,418.2)	—	(248.2)	(2,697.1)

Accumulated impairment at December 31, 2006	(1.2)	(4.1)	(26.4)	—	(7.7)	(39.4)

Net carrying amount at December 31, 2006	1,154.1	573.6	1,080.2	90.8	501.3	3,400.0

Cost at January 1, 2005	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Additions	91.2	137.4	318.5	47.3	53.5	647.9
Sales and disposals	(12.4)	(15.4)	(98.8)	(0.9)	(5.6)	(133.1)
Acquisitions through business combinations	38.3	—	3.9	—	0.1	42.3
Transfers to/from other accounts	16.6	4.7	(3.3)	(18.6)	(1.5)	(2.1)
Currency translation effect	121.5	122.0	251.9	6.2	92.7	594.3
Balance at December 31, 2005	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Accumulated depreciation at January 1, 2005	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at January 1, 2005	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)
Depreciation expense	(39.9)	(106.0)	(238.2)	—	(46.6)	(430.7)
Impairment loss	(5.6)	(3.1)	(2.7)	—	(1.5)	(12.9)
Reversal of impairment charges	—	1.5	0.1	—	0.5	2.1
Sales and disposals	0.5	13.5	84.6	—	3.5	102.1
Transfers to/from other accounts	1.4	(3.2)	4.5	—	5.0	7.7
Currency translation effect	(21.8)	(65.0)	(140.5)	—	(25.4)	(252.7)

Accumulated depreciation at December 31, 2005	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)

Accumulated impairment at December 31, 2005	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)

Net carrying amount at December 31, 2005	1,276.4	563.1	1,119.1	80.9	548.2	3,587.7

Cost at January 1, 2004	1,346.0	970.0	2,101.1	32.5	626.6	5,076.2
Additions	91.3	83.4	247.4	45.1	76.2	543.4
Sales and disposals	(24.1)	(18.3)	(74.0)	(0.6)	(11.4)	(128.4)
Acquisitions through business combinations	—	2.6	11.5	—	—	14.1
Divestitures	(1.5)	—	(0.5)	—	—	(2.0)
Transfer to/from other accounts	(10.7)	23.3	(2.5)	(27.9)	2.8	(15.0)
Currency translation effect	(50.3)	(57.0)	(118.7)	(2.2)	(48.0)	(276.2)
Cost at December 31, 2004	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Accumulated depreciation at January 1, 2004	(235.4)	(456.8)	(1,097.1)	—	(134.3)	(1,923.6)
Accumulated Impairment at January 1, 2004	(3.0)	(6.8)	(10.5)	—	(15.1)	(35.4)
Depreciation expense	(35.0)	(105.4)	(233.4)	—	(46.9)	(420.7)
Impairment loss	(0.6)	(4.4)	(21.0)	—	(0.7)	(26.7)
Sales and disposals	0.3	15.5	66.7	—	9.7	92.2
Divestitures	1.6	—	0.3	—	—	1.9
Transfers to/from other accounts	6.9	(1.2)	3.8	—	0.9	10.4
Currency translation effect	1.1	31.8	66.0	—	13.7	112.6

Accumulated depreciation at December 31, 2004	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)

Accumulated impairment at December 31, 2004	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)

Net carrying amount at December 31, 2004	1,086.6	476.7	939.1	46.9	473.5	3,022.8

Depreciation expense was charged to earnings as follows:

(in millions of EUR)	2006	2005	2004
Cost of sales	45.1	43.3	41.7
Selling, general and administrative expenses	397.3	379.2	367.4
Result from discontinued operations	7.0	8.2	11.6

Total depreciation	449.4	430.7	420.7

Property, plant and equipment by segment is as follows:

(in millions of EUR)	December 31,
	2006	2005	2004
United States	2,462.2	2,565.0	2,112.3
Belgium	722.9	690.3	595.0
Greece	186.1	169.5	151.3
Emerging Markets	15.0	152.1	156.0
Corporate	13.8	10.8	8.2

Total property, plant and equipment	3,400.0	3,587.7	3,022.8

Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. We monitor the carrying value of our retail stores, our lowest level asset group for which identifiable cash flows are independent of other groups of assets, for potential impairment based on historical and projected cash flows. If potential impairment is identified at a retail store, we compare the store’s estimated recoverable value to its carrying amount and record an impairment loss if the recoverable value is less than the net carrying amount. Recoverable value is estimated based on projected discounted cash flows and previous experience in disposing of similar assets, adjusted for current economic conditions. Independent third-party appraisals are obtained in certain situations. Impairment loss may be reversed if events or circumstances indicate that impairment no longer exists. The methodology for reversing impairment is the same as for initially recording impairment.

Impairment loss of depreciable assets, recorded in other operating expenses, was EUR 2.8 million, EUR 8.9 million and EUR 8.1 million in 2006, 2005 and 2004, respectively. Impairment loss of depreciable assets recorded in result from discontinued operations was EUR 47.7 million (of which EUR 47.2 million related to assets classified as held for sale—see Note 5), EUR 5.0 million and EUR 21.5 million in 2006, 2005 and 2004, respectively. EUR 2.1 million impairment loss was reversed in 2005.

Property under finance leases consists mainly of buildings.

Bank borrowings and other commitments are secured by land and buildings with a value of EUR 26.8 million, EUR 37.8 million and EUR 16.6 million at December 31, 2006, 2005 and 2004, respectively.

The number of owned versus leased stores by segment at December 31, 2006 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	130	662	757	—	1,549
Belgium	154	24	301	364	843
Greece	36	—	112	—	148
Emerging Markets	8	—	60	—	68

Subtotal	328	686	1,230	364	2,608
Discontinued operations	37	—	60	—	97

Total	365	686	1,290	364	2,705

10. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long–term rental yields or appreciation and is not occupied by the Group.

(in millions of EUR)	2006	2005	2004

Cost at January 1	31.5	20.1	24.4
Additions	0.1	5.0	0.5
Sales and disposals	(1.6)	(4.0)	(2.5)
Acquisitions through business combinations	—	5.7	—
Divestitures	—	—	(0.8)
Transfers to/from other accounts	3.1	1.5	—
Currency translation effect	(2.7)	3.2	(1.5)

Cost at December 31	30.4	31.5	20.1

Accumulated depreciation at January 1	(3.5)	(2.3)	(2.1)
Depreciation expense	(1.0)	(0.8)	(0.6)
Sales and disposals	0.1	—	0.1
Divestitures	—	—	0.1
Transfers to/from other accounts	(0.8)	—	—
Currency translation effect	0.4	(0.4)	0.2

Accumulated depreciation at December 31	(4.8)	(3.5)	(2.3)

Net carrying amount at December 31	25.6	28.0	17.8

The fair value of investment property was EUR 37.0 million, EUR 31.5 million and EUR 24.6 million at December 31, 2006, 2005 and 2004, respectively. Fair value has been determined using a combination of the present value of future cash flows and market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 2.8 million, EUR 2.3 million and EUR 1.7 million for 2006, 2005 and 2004, respectively. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, was EUR 1.8 million, EUR 1.4 million and EUR 1.5 million for 2006, 2005 and 2004, respectively.

11. Investment in Securities

Investment in securities includes debt and equity securities available-for-sale that are carried at fair value with adjustments to fair value, other than foreign exchange gains and losses relating to debt securities and impairment losses, charged directly to equity. Investment in securities also includes debt securities held-to-maturity, securities that the Group has the positive intention and ability to hold to maturity. Securities held-to-maturity are carried at amortized cost less any impairment. Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets.

The carrying amount of securities is as follows:

(in millions of EUR)	Available for Sale	2006 Held to Maturity	Total	Available for Sale	December 31, 2005 Held to Maturity	Total	Available for Sale	2004 Held to Maturity	Total
Non-current	53.4	67.6	121.0	31.1	93.9	125.0	20.1	95.8	115.9
Current	22.8	9.6	32.4	18.2	10.9	29.1	15.0	9.6	24.6

Total	76.2	77.2	153.4	49.3	104.8	154.1	35.1	105.4	140.5

At December 31, 2006, 2005 and 2004, EUR 34.4 million, EUR 49.8 million and EUR 53.5 million in securities held-to-maturity are held in escrow related to defeasance provisions of outstanding Hannaford debt and were not available for general corporate purposes.

The fair value of investment in securities at December 31, 2006, 2005 and 2004 was EUR 152.1 million, EUR 152.2 million, EUR 139.5 million, respectively. Fair value is determined by reference to market prices.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits greater than 12 months to maturity. Other financial assets are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount. The decrease in other financial assets in 2005 compared to 2004 is primarily due to a refund in the United States of workers’ compensation cash collateral in the amount of EUR 34.6 million, as the Group replaced its collateralized letters of credit with uncollateralized letters of credit under the new credit facility issued on April 22, 2005 (see Note 17).

13. Inventories

No inventory has been written down at December 31, 2006, 2005 or 2004, and no previous write-downs were reversed in 2006, 2005 or 2004.

14. Dividends

On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 114.5 million. On May 26, 2005, the shareholders approved the payment of a gross dividend of EUR 1.12 per share (EUR 0.84 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 105.5 million. On May 27, 2004, the shareholders approved the payment of a gross dividend of EUR 1.00 per share (EUR 0.75 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 92.8 million.

15. Equity

Consolidated Statements of Changes in Equity
(in millions of EUR, except number of shares)

	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Share holders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2004, before change in accounting policy		46.3	2,297.4		(19.2)	1,374.2	(35.6)	(888.4)	2,774.7	(29.0)	2,803.7
Change in accounting policy		—	—		—	—	(2.5)	—	(2.5)	(0.2)	(2.7)
Balances at January 1, 2004	92,624,557	46.3	2,297.4	318,890	(19.2)	1,374.2	(38.1)	(888.4)	2,772.2	28.8	2,801.0

Net income (expense) recognized directly in equity	—	—	—	—	—	—	3.8	(217.0)	(213.2)	(1.0)	(214.2)
Net profit	—	—	—	—	—	295.7	—	—	295.7	6.1	301.8

Total recognized income and expense for the period	—	—	—	—	—	295.7	3.8	(217.0)	82.5	5.1	87.6
Capital increases	1,044,004	0.5	30.5	—	—	—	—	—	31.0	—	31.0
Treasury shares purchased	—	—	—	191,403	(9.5)	—	—	—	(9.5)	—	(9.5)
Treasury shares sold upon exercise of employee stock options	—	—	(2.6)	(215,558)	10.4	—	—	—	7.8	—	7.8
Excess tax benefit on employee stock options and restricted shares	—	—	7.4	—	—	—	—	—	7.4	—	7.4
Tax payment for restricted shares vested	—	—	(0.6)	—	—	—	—	—	(0.6)	—	(0.6)
Share–based compensation expense	—	—	24.3	—	—	—	—	—	24.3	—	24.3
Dividend declared	—	—	—	—	—	(92.6)	—	—	(92.6)	(1.5)	(94.1)
Convertible bond	—	—	19.0	—	—	—	—	—	19.0	—	19.0
Other	—	—	—	—	—	0.7	—	—	0.7	—	0.7
Balances at December 31, 2004, before change in accounting policy		46.8	2,375.4		(18.3)	1,578.0	(28.8)	(1,105.4)	2,847.7	32.9	2,880.6
Change in accounting policy		—	—		—	—	(5.5)	—	(5.5)	(0.5)	(6.0)
Balances at December 31, 2004	93,668,561	46.8	2,375.4	294,735	(18.3)	1,578.0	(34.3)	(1,105.4)	2,842.2	32.4	2,874.6

Net income (expense) recognized directly in equity	—	—	—	—	(0.5)	—	(14.9)	440.5	425.1	—	425.1
Net profit	—	—	—	—	—	365.2	—	—	365.2	4.9	370.1

Total recognized income and expense for the period	—	—	—	—	(0.5)	365.2	(14.9)	440.5	790.3	4.9	795.2
Capital increases	1,036,501	0.6	30.8	—	—	—	—	—	31.4	—	31.4
Treasury shares purchased	—	—	—	458,458	(22.6)	—	—	—	(22.6)	—	(22.6)
Treasury shares sold upon exercise of employee stock options	—	—	(4.5)	(157,607)	8.0	—	—	—	3.5	—	3.5
Excess tax benefit on employee stock options and restricted shares	—	—	1.3	—	—	—	—	—	1.3	—	1.3
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share–based compensation expense	—	—	27.6	—	—	—	—	—	27.6	—	27.6
Dividend declared	—	—	—	—	—	(105.5)	—	—	(105.5)	—	(105.5)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(7.1)	(7.1)
Balances at December 31, 2005, before change in accounting policy		47.4	2,428.3		(33.4)	1,837.4	(28.8)	(664.9)	3,586.0	30.7	3,616.7
Change in accounting policy		—	—		—	0.3	(20.4)	—	(20.1)	(0.5)	(20.6)
Balances at December 31, 2005	94,705,062	47.4	2,428.3	595,586	(33.4)	1,837.7	(49.2)	(664.9)	3,565.9	30.2	3,596.1
Net income (expense) recognized directly in equity	—	—	—	—	0.9	—	16.6	(360.8)	(343.3)	(0.3)	(343.6)
Net profit	—	—	—	—	—	351.9	—	—	351.9	8.4	360.3

Total recognized income and expense for the period	—	—	—	—	0.9	351.9	16.6	(360.8)	8.6	8.1	16.7
Capital increases	1,751,862	0.8	54.5	—	—	—	—	—	55.3	—	55.3
Treasury shares purchased	—	—	—	481,400	(30.2)	—	—	—	(30.2)	—	(30.2)
Treasury shares sold upon exercise of employee stock options	—	—	(4.3)	(158,387)	7.9	—	—	—	3.6	—	3.6
Excess tax benefit on employee stock options and restricted shares	—	—	14.9	—	—	—	—	—	14.9	—	14.9
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share–based compensation expense	—	—	23.4	—	—	—	—	—	23.4	0.1	23.5
Dividend declared	—	—	—	—	—	(114.0)	—	—	(114.0)	(1.6)	(115.6)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)

Balances at December 31, 2006	96,456,924	48.2	2,514.5	918,599	(54.8)	2,075.6	(32.6)	(1,025.7)	3,525.2	36.2	3,561.4

Ordinary Shares

There were 96,456,924, 94,705,062 and 93,668,561 Delhaize Group ordinary shares issued at December 31, 2006, 2005 and 2004, respectively (par value of EUR 0.50), of which 918,599, 595,586 and 294,735 ordinary shares were held in treasury at December 31, 2006, 2005 and 2004, respectively. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

		Share Premium	Number of
Recent Capital Increases (in EUR, except number of shares)	Capital	Account(**)	Shares
Capital on January 1, 2004	46,312,278.50	2,273,167,722.34	92,624,557
Increase in capital on February 17, 2004 (*)	56,515.00	4,702,206.82	113,030
Increase in capital on May 19, 2004 (*)	53,965.00	4,566,100.46	107,930
Increase in capital on August 4, 2004 (*)	72,140.00	5,576,963.58	144,280
Increase in capital on September 14, 2004 (*)	85,903.00	7,429,811.56	171,806
Increase in capital on October 8, 2004 (*)	91,777.50	8,680,843.80	183,555
Increase in capital on November 16, 2004 (*)	81,581.00	8,152,862.61	163,162
Increase in capital on November 26, 2004 (*)	80,120.50	8,650,106.33	160,241

Capital on December 31, 2004	46,834,280.50	2,320,926,617.50	93,668,561
Increase in capital on January 17, 2005 (*)	94,370.00	10,796,236.16	188,740
Increase in capital on February 22, 2005 (*)	75,161.00	8,427,419.61	150,322
Increase in capital on May 9, 2005 (*)	77,388.00	8,456,385.46	154,776
Increase in capital on June 10, 2005 (*)	99,802.00	9,584,806.81	199,604
Increase in capital on July 1, 2005 (*)	83,965.50	8,048,685.89	167,931
Increase in capital on August 23, 2005 (*)	87,564.00	8,679,853.42	175,128

Capital on December 31, 2005	47,352,531.00	2,374,920,004.85	94,705,062
Increase in capital on January 4, 2006 (*)	106,071.00	10,570,123.64	212,142
Increase in capital on March 29, 2006 (*)	147,991.00	16,565,150.85	295,982
Increase in capital on May 16, 2006 (*)	98,779.00	11,461,240.91	197,558
Increase in capital on July 26, 2006 (*)	143,141.00	14,755,287.79	286,282
Increase in capital on September 8, 2006 (*)	168,873.50	19,051,037.06	337,747
Increase in capital on October 12, 2006 (*)	99,570.50	11,830,771.43	199,141
Increase in capital on October 24, 2006 (*)	111,505.00	14,351,550.43	223,010

Capital on December 31, 2006	48,228,462.00	2,473,505,166.96	96,456,924

(*)	Increase in capital as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.
(**)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excl. Share Premium)
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00
May 22, 2002 – Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 – Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 – Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 – Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 – Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)
June 8, 2006 – Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,324,347)	(662,173.50)

Balance of remaining authorized capital as of December 31, 2006	77,200,951	38,600,475.50

In 2006, Delhaize Group issued 1,751,862 shares of common stock for EUR 55.3 million, net of EUR 44.1 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after tax. In 2005, Delhaize Group issued 1,036,501 shares of common stock for EUR 31.4 million, net of EUR 22.9 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group issued 1,044,004 shares of common stock for EUR 31.0 million, net of EUR 17.0 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.2 million after tax. In 2004, Delhaize Group also issued convertible bonds having an aggregate principal amount of EUR 300 million, convertible into 5,263,158 ordinary shares at the initial conversion price of EUR 57.00 per share. The bonds are convertible into ordinary shares any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The equity component of the convertible bonds credited to share premium was EUR 19.0 million, net of tax of EUR 9.8 million.

At the end of 2006, the Board of Directors had, after several applications of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 38.6 million corresponding to approximately 77.2 million shares. To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 26, 2005. It may be renewed under the terms and conditions provided by law.

Share Repurchases

As authorized by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors is authorized to purchase Delhaize Group ordinary shares for a period of three years expiring in June 2008, where such a purchase is necessary to avoid serious and imminent damage to Delhaize Group.

In addition, on May 24, 2006, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2005. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

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

Delhaize Group SA acquired 330,000 Delhaize Group shares (having a par value of EUR 0.50 per share) in 2006 for an aggregate amount of EUR 21.1 million, representing approximately 0.34% of Delhaize Group’s share capital and transferred 25,600 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2006, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 169.1 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2006, Delhaize America repurchased 151,400 Delhaize Group ADRs for an aggregate amount of $11.5 million, representing approximately 0.16% of the Delhaize Group share capital as at December 31, 2006 and transferred 132,787 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2006, Delhaize Group owned 918,599 treasury shares (including ADRs), of which 437,199 were acquired prior to 2006, representing approximately 0.95% of the Delhaize Group share capital.

Delhaize Group provided a Belgian credit institution with a discretionary mandate (the “Mandate”) to purchase up to 400,000 Delhaize Group’s shares on Euronext Brussels between December 15, 2006 and November 24, 2007 in order to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group shares pursuant to the guidelines set forth in the Mandate, independent of further instructions from Delhaize Group, and without influence by Delhaize Group with regard to the timing of the purchases. The credit institution can purchase shares only when the number of Delhaize Group shares held by a custodian bank falls below a certain minimum threshold contained in the Mandate. Delhaize Group anticipates purchasing its own shares from time to time in addition to shares purchased on its behalf under the Mandate.

Additionally, in 2006 Delhaize America engaged a U.S.-based financial institution to purchase on its behalf up to 225,000 Delhaize Group ADRs on the New York Stock Exchange during a period of up to one year beginning August 31, 2006. The purchase of the full 225,000 ADRs was completed between September 2006 and June 2007. This engagement was established to assist in the satisfaction of certain stock options held by employees of U.S. subsidiaries of Delhaize Group and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America.

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2006, 2005 and 2004, Delhaize Group’s legal reserve was EUR 4.8 million, EUR 4.7 million and EUR 4.7 million, respectively, and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders of up to the amount of the distributable reserves of the parent company, including the profit of the last fiscal year. The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

“Other reserves” include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America. The deferred loss is being amortized over the life of the underlying debt instruments. “Other reserves” also include actuarial gains and losses on defined benefit plans and unrealized gains and losses on securities available for sale.

	December 31,
(in millions of EUR)	2006	2005	2004
Deferred loss on hedge:
Gross	(36.4)	(46.1)	(46.1)
Tax effect	13.8	17.5	17.5
Actuarial loss on defined benefit plans:
Gross	(16.1)	(32.2)	(9.3)
Tax effect	5.5	11.3	3.3
Amount attributable to minority interest	0.8	0.5	0.5
Unrealized loss on securities held for sale:
Gross	(0.3)	(0.3)	(0.3)
Tax effect	0.1	0.1	0.1

Total other reserves	(32.6)	(49.2)	(34.3)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the inflation or deflation of the U.S. dollar to the euro. The cumulative translation adjustment balance is as follows:

At December 31 (in millions of EUR)	USD Companies	Other Companies	Total
2004	(1,115.2)	9.8	(1,105.4)
2005	(675.0)	10.1	(664.9)
2006	(1,045.7)	20.0	(1,025.7)

Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
(in millions of EUR)	2006	2005	2004
Belgium	0.5	0.4	0.4
Greece	35.7	29.8	32.0

Total	36.2	30.2	32.4

16. Long-term Debt

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

Long-term debt (excluding finance leases) net of discounts/premiums, deferred transaction cost and hedge accounting fair value adjustment consists of the following:

	December 31,
(in millions of EUR)	2006	2005	2004
Notes, 8.125% (due 2011), unsecured	829.0	924.8	802.6
Debentures, 9.00% (due 2031), unsecured	642.2	716.6	620.4
Notes, 7.375% (due 2006), unsecured	—	477.5	416.1
Convertible bonds, 2.75% (due 2009), unsecured	283.2	276.6	270.3
Bonds, 5.50% (due 2006), unsecured	—	150.0	149.9
Bonds, 4.625% (due 2009), unsecured	149.4	149.1	148.8
Notes, 7.55% (due 2007), unsecured	110.0	122.6	106.0
Notes, 8.05% (due 2027), unsecured	91.8	102.2	88.4
Bonds, 8.00% (due 2008), unsecured	98.8	100.3	101.0
Medium–term notes 3.354% to 4.70% (due 2007), unsecured	50.0	50.0	—
Other notes, 6.31% to 14.15% (due 2007 to 2016)	31.4	49.1	50.5
Bonds, 3.895%, (due 2010), unsecured	40.0	40.0	—
Bank borrowings	10.4	14.9	1.8
Medium–term notes, 6.80% (due 2006), unsecured	—	12.4	12.4
Other debt, 7.25% (due 2007 to 2018)	9.9	11.5	8.1
Mortgages payable, 7.55% to 8.65% (due 2008 to 2016)	5.3	7.1	7.3
Other	—	—	0.2

Total non-subordinated borrowings	2,351.4	3,204.7	2,783.8
Less current portion	(181.6)	(658.3)	(10.8)
Total non-subordinated borrowings, long-term	2,169.8	2,546.4	2,773.0

The interest rate on long-term debt (excluding finance leases) is on average 7.3%, 7.2% and 7.0% at December 31, 2006, 2005 and 2004, respectively. This interest rate was calculated considering the interest rate swaps discussed below.

In 2006, Delhaize Group redeemed the EUR 150 million 5.5% bonds and the $563.5 million (EUR 477.5 million) 7.375% notes.

In February 2005, Delhaize Group’s subsidiary Alfa-Beta issued bonds having an aggregate principal amount of EUR 40 million that mature in 2010 and bear interest at 3.895%.

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible Bonds”). The Convertible Bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible Bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the Convertible Bonds were split between the liability component and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

In 2004, Delhaize Group repurchased $36.5 million (EUR 29.3 million) of Delhaize America’s $600 million (EUR 455.6 million) 7.375% notes, $5.0 million (EUR 4.0 million) of its $150 million (EUR 113.9 million) 7.55% debt securities, and retired through early redemption $10.9 million (EUR 8.8 million) of mortgage payables and other debt, resulting in a loss of $4.5 million (EUR 3.6 million) recorded in finance costs in the income statement.

The Group maintains interest rate swaps against debt obligations in the U.S., effectively converting a portion of the debt from fixed to variable rates. The notional principal amounts of interest rate swap arrangements as of December 31, 2006 were $100 million maturing in 2011. These swaps qualify for hedge accounting treatment and therefore the carrying amount of the underlying debt instruments is adjusted to reflect changes in the fair value of the hedged risk.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2006, 2005 and 2004, $41.6 million (EUR 31.6 million), $53.4 million (EUR 45.3 million) and $65.2 million (EUR 47.9 million) in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2006, 2005 and 2004, restricted securities of $45.2 million (EUR 34.3 million), $58.8 million (EUR 49.8 million) and $72.9 million (EUR 53.5 million), respectively were recorded in investment in securities on the balance sheet.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, Delhaize Group issued EUR 50 million of medium-term notes under the Treasury Program. The notes mature in May 2007 and November 2007 and bear interest at three-months Euribor + 0.45% on EUR 37.25 million, three-months Euribor + 0.40% on EUR 11.25 million and 3.354% on EUR 1.5 million. EUR 50.0 million, EUR 62.4 million and EUR 12.4 million medium-term notes were outstanding at December 31, 2006, 2005 and 2004, respectively.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,
(in millions of EUR)	2006	2005	2004
U.S. dollar	1,719.7	2,411.5	2,099.4
Euro	631.7	793.2	682.4
Other currencies	—	—	2.0

Total	2,351.4	3,204.7	2,783.8

The table below details the expected principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency:

	2007	2008	2009	2010	2011	Thereafter	Fair Value
Debt held in USD (in millions of USD)
Notes due 2007	145.0	—	—	—	—	—	146.5
Average interest rate	7.55%	—	—	—	—	—	—
Notes due 2011	—	—	—	—	1,100.0	—	1,186.8
Average interest rate	—	—	—	—	8.13%	—	—
Notes due 2027	—	—	—	—	—	126.0	137.2
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	855.0	1,015.2
Average interest rate	—	—	—	—	—	9.00%	—
Other notes	11.8	11.8	5.6	1.7	1.7	9.0	42.6
Average interest rate	6.77%	6.77%	7.17%	6.58%	6.58%	7.06%	—
Mortgages payable	1.6	1.0	1.1	1.2	0.3	2.0	7.8
Average interest rate	8.10%	7.76%	7.75%	7.75%	8.25%	8.25%	—
Other debt	13.4	0.3	0.2	0.2	0.2	0.4	15.0
Average interest rate	7.42%	13.79%	13.21%	13.21%	13.21%	13.21%	—

Total debt held in USD	171.8	13.1	6.9	3.1	1,102.2	992.4	2,551.1

Total debt held in USD translated in millions of EUR	130.4	9.9	5.2	2.4	836.9	753.5	1,937.1

	2007	2008	2009	2010	2011	Thereafter	Fair Value
Debt held in EUR (in millions of EUR)
Bonds due 2008	—	100.0	—	—	—	—	109.4
Average interest rate	—	8.00%	—	—	—	—	—
Bonds due 2009	—	—	150.0	—	—	—	146.6
Average interest rate	—	—	4.63%	—	—	—	—
Bonds due 2010	—	—	—	40.0	—	—	39.5
Average interest rate	—	—	—	3.90%	—	—	—
Convertible bonds due 2009	—	—	300.0	—	—	—	360.6
Average interest rate	—	—	2.75%	—	—	—	—
Medium–term notes	11.2	—	—	—	—	—	11.2
Average interest rate	4.02%	—	—	—	—	—	—
Medium–term notes	37.3	—	—	—	—	—	37.1
Average interest rate	4.07%	—	—	—	—	—	—
Medium–term notes	1.5	—	—	—	—	—	1.5
Average interest rate	3.35%	—	—	—	—	—	—
Bank borrowings	2.0	2.1	1.5	1.1	1.0	2.7	10.4
Average interest rate	3.30%	3.30%	3.30%	3.30%	3.30%	3.30%	—

Total debt held in EUR	52.0	102.1	451.1	41.1	1.0	2.7	716.3

Total debt	182.4	112.0	456.3	43.5	837.9	756.2	2,653.4

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt and estimated rates for non-public debt, reflecting current market rates offered to the Group and its subsidiaries for debt with similar maturities:

	December 31,
(in millions of EUR)	2006	2005	2004
Fair value of long-term debt	2,653.4	3,485.9	3,252.7

Carrying value of long-term debt:
Current	181.6	658.3	10.8
Non-current	2,169.8	2,546.4	2,773.0

Total	2,351.4	3,204.7	2,783.8

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 12.1 million, EUR 18.1 million and EUR 7.3 million at December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, 2005 and 2004, EUR 30.3 million, EUR 41.5 million and EUR 16.6 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants

Delhaize Group is subject to certain affirmative and negative covenants related to most of the debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2006, 2005 and 2004, Delhaize Group was in compliance with all such covenants.

17. Short-term Borrowings

	December 31,
(in millions of EUR)	2006	2005	2004
Short-term bank borrowings	101.8	0.1	28.1

On April 22, 2005, Delhaize America entered into a $500 million (EUR 379.7 million) unsecured revolving credit agreement (“the Credit Agreement”), replacing and terminating the $350 million (EUR 265.8 million) secured credit agreement maturing July 2005. The Credit Agreement provides for a $500 million (EUR 379.7 million) five-year unsecured revolving credit facility, with a $100 million (EUR 75.9 million) sublimit for the issuance of letters of credit, and a $35 million (EUR 26.6 million) sublimit for swingline loans. Upon Delhaize America’s election, the aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding $650 million (EUR 493.5 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010, unless Delhaize America exercises its option to extend it for up to two additional years.

The credit agreement contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test. As of December 31, 2006, Delhaize America was in compliance with all covenants contained in the credit agreement. Delhaize America had $120.0 million (EUR 91.1 million) in outstanding borrowings under the Credit Agreement as of December 31, 2006 and had no borrowings as of December 31, 2005. Under this facility, Delhaize America had average daily borrowings of $30.9 million (EUR 24.6 million) during 2006 and no borrowings during 2005. Approximately $46.7 million (EUR 37.2 million) and $57.0 million (EUR 45.4 million) of the Credit Agreement was used to fund letters of credit during 2006 and 2005, respectively.

In addition, Delhaize America has periodic short-term borrowings under other arrangements that are available at the lenders’ discretion. As of December 31, 2006, Delhaize America had borrowings of $14.0 million (EUR 10.6 million) outstanding under these arrangements. There were no outstanding borrowings under these arrangements at December 31, 2005 and 2004.

At December 31, 2004, Delhaize America had a revolving credit facility with a syndicate of commercial banks providing $350 million (EUR 265.8 million) in committed lines of credit. The credit facility was secured by certain inventory of Delhaize America’s retail operating subsidiaries. The facility contained affirmative and negative covenants. At December 31, 2004, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under the facility at December 31, 2004 and had no borrowings during 2004.

At December 31, 2006, 2005 and 2004, the Group’s European and Asian companies together had credit facilities (committed and uncommitted) of EUR 511.3 million, EUR 409.3 million and EUR 507.1 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings). The Short-term Bank Borrowings and the Medium-term Bank Borrowings – see Note 16 (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had no borrowings outstanding at December 31, 2006 compared to EUR 0.1 million and EUR 28.1 million in outstanding short-term Bank Borrowings at December 31, 2005 and 2004, respectively, with an average interest rate of 3.45% and 3.09%, respectively. During 2006, the Group’s European and Asian average borrowings were EUR 64.7 million at a daily average interest rate of 3.2%.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2006, 2005 and 2004 Delhaize Group was in compliance with all such covenants.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 16) at December 31, 2006, 2005 and 2004.

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2006	2005	2004
U.S. dollar	101.8	—	4.8
Euro	—	0.1	15.5
Other currencies	—	—	7.8

Total	101.8	0.1	28.1

18. Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The following schedule details, at December 31, 2006, the future minimum lease payments:

in millions of EUR)	2007	2008	2009	2010	2011	Thereafter	Total
Finance leases
Future minimum lease payments	112.6	111.5	109.5	104.2	98.3	929.8	1,465.9
Less amount representing interest	(78.1)	(73.9)	(69.4)	(64.7)	(60.0)	(483.3)	(829.4)
Present value of minimum lease payments	34.5	37.6	40.1	39.5	38.3	446.5	636.5

Operating leases
Future minimum lease payments	206.9	195.7	182.7	165.6	156.9	1,143.0	2,050.8

Closed store lease obligations
Future minimum lease payments	21.0	19.8	17.7	14.6	11.8	58.6	143.5

The average effective interest rate for finance leases was 11.7%, 12.0% and 11.6% at December 31, 2006, 2005 and 2004, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 6.9% at December 31, 2006 was EUR 810.9 million.

Minimum payments have not been reduced by minimum sublease income of EUR 69.3 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 247.4 million, EUR 271.0 million and EUR 251.8 million in 2006, 2005 and 2004, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2006, 2005 and 2004 was EUR 1.1 million, EUR 0.8 million and EUR 0.4 million, respectively.

Sublease payments received and recognized into income for 2006, 2005 and 2004 were EUR 18.1 million, EUR 17.7 million and EUR 15.7 million, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not completed at December 31, 2006. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements is approximately EUR 408.1 million.

A liability of EUR 67.3 million, EUR 94.4 million and EUR 100.5 million at December 31, 2006, 2005 and 2004, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

19. Derivative Instruments

Currency Derivatives

Delhaize Group enters into foreign currency swaps from time to time, with various commercial banks in order to have a hedge of foreign currency risk on intercompany loans denominated in currencies other than its functional currency. The table below indicates the principal terms of these foreign currency swaps. Changes in fair value of these swaps are recorded in the income statement in finance costs or investment income.

In November 2006, Delhaize Group entered in foreign exchange forward contracts (the “Forward Contracts”) to purchase on January 30, February 21 and March 7, 2007, CZK 2,125 million in aggregate in exchange of EUR 78.6 million, to offset the effect of the foreign currency swaps that were entered into to hedge the currency risk on intercompany loans to Delvita, denominated in CZK. The currency risk no longer exists as a result of the agreement signed with Rewe Group to sell Delvita free of debt for a fixed amount in euros. Changes in the fair value of the Forward Contracts are recorded in the income statement in investment income. The aggregate fair value of the Forward Contracts was EUR 1.7 million at December 31, 2006.

(in millions of EUR)		Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2006 (EUR)	Fair Value Dec. 31, 2005 (EUR)	Fair Value Dec. 31, 2004 (EUR)
2006	2007	EUR 15.0	12m Euribor	USD 20.0	12m Libor	0.2	—	—
			+1.21%		+1.23%
2006	2007	CZK 2,125	3.94%	EUR 74.8	4.76%	–2.1	—	—
2006	2007	EUR 7.8	12m Euribor	USD 10.0	12m Libor	–0.2	—	—
			+1.37%		+1.34%
2005	2006	EUR 8.1	12m Euribor	USD 10.0	12m Libor	—	0.3	—
			+1.41%		+1.34%
2005	2006	CZK 2,200	4.20%	EUR 73.2	4.21%	—	–2.1	—
2004	2005	CZK 2,200	4.23%	EUR 67.5	3.94%	—	—	–4.9
2002	2006	EUR 37.7	12m Euribor	USD 38.0	12m Libor	—	–5.6	–10.1
			+1.325% restated		+ 1.25% restated
			annually		annually

Interest Rate Swaps

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million bond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00%. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month US Libor and are reset on a semi-annual basis or a quarterly basis. In December 2003, Delhaize America cancelled $100 million (EUR 75.9 million) of the 2011 interest rate swap arrangement. The notional principal amount of the interest rate swap arrangements at December 31, 2006 was $100 million (EUR 75.9 million) maturing in 2011.

The interest rate swap agreements exchange fixed rate interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2006, 2005 and 2004 was EUR -2.6 million, EUR - 0.5 million and EUR 6.3 million, respectively. The interest rate swaps are designated and are effective fair value hedges recorded at fair value on the balance sheet with changes in fair value recorded in the income statement as finance costs.

Derivative instruments are carried at fair value defined as the amount at which these instruments could be settled based on estimates obtained from financial institutions:

	December 31,
(in millions of EUR)	2006		2005		2004
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	—	2.6	0.9	1.4	6.3	—
Cross currency swaps	0.2	2.3	0.3	7.7	—	15.1
Foreign exchange forward contracts	1.7	—	—	—	—	—

Total	1.9	4.9	1.2	9.1	6.3	15.1

20. Provisions

	December 31,
(in millions of EUR)	2006	2005	2004
Closed store provision:
Non–current	73.6	101.4	96.7
Current	10.4	13.9	21.3
Self–insurance provision:
Non–current	116.1	125.6	105.1
Current	1.4	5.4	4.2
Pension benefit and other post–employment benefit provision:
Non–current	80.8	102.0	75.3
Other provisions:
Non–current	19.8	21.7	11.3
Current	2.5	2.2	2.0

Total provisions
Non–current	290.3	350.7	288.4
Current	14.3	21.5	27.5

21. Closed Store Provision

Delhaize Group records closed store provisions for the present value of post-closing lease liabilities and other contractually obligated lease related costs such as real estate taxes, common area maintenance and insurance cost, net of estimated amounts to be recovered from subletting closed store space. Remaining lease liabilities on closed stores generally range from one to 17 years. The average remaining lease term for closed stores was 5.9 years at December 31, 2006. The liability associated with each store is discounted using a pre-tax rate that reflects the borrowing rate of debt with terms matching the terms of future rent payments. The adequacy of the provision for closed stores is dependent on the Group’s ability to sublet closed store property for the estimated recovery amount which may be affected by changes in the economic conditions in the areas where closed stores are located.

The following table reflects the activity related to closed store liabilities:

(in millions of EUR)	2006	2005	2004
Closed store provision at January 1	115.3	118.0	121.7
Additions charged to earnings:
Store closings – lease obligations	5.5	8.5	38.3
Store closings – other exit costs	1.5	1.7	7.8
Adjustments to prior year estimates	(2.8)	0.2	(2.9)
Interest expense	8.6	10.4	13.1
Reductions:
Lease payments made	(21.4)	(23.3)	(28.9)
Lease terminations	(8.2)	(13.4)	(12.1)
Payments made for other exit costs	(3.6)	(4.0)	(9.6)
Transfer to other accounts	0.4	0.2	(0.3)
Amount classified as held for sale	(0.3)	—	—
Currency translation effect	(11.0)	17.0	(9.1)

Closed store provision at December 31	84.0	115.3	118.0

The provision for closed stores primarily relates to the closed store obligations in the United States.

During 2006, Delhaize Group recorded additions to the closed store provision of EUR 7.1 million primarily related to 27 store closings made in the ordinary course of business.

During 2005, Delhaize Group recorded additions to the closed store provision of EUR 10.2 million primarily related to 32 store closings made in the ordinary course of business.

During 2004, Delhaize Group recorded additions to the closed store provision of EUR 46.1 million primarily related to 17 store closings made in the ordinary course of business and the closure of 34 Kash n’ Karry stores mainly located on the East coast of Florida and in Orlando and classified as discontinued operations.

The following table presents the number of closed stores and the changes in the number of closed stores:

Number of closed stores
Balance at January 1, 2004	225
Store closings added	52
Stores sold/lease terminated	(50)
Balance at December 31, 2004	227
Store closings added	32
Stores sold/lease terminated	(52)
Balance at December 31, 2005	207
Store closings added	27
Stores sold/lease terminated	(53)
Balance at December 31, 2006	181

Expenses recorded in the income statement and charged to closed store provision were as follows:

(in millions of EUR)	2006	2005	2004
Other operating expenses	2.8	9.5	1.2
Interest expense included in “finance costs”	7.7	9.4	11.2
Results from discontinued operation	2.3	1.9	43.9

Total	12.8	20.8	56.3

22. Self-insurance Provision

Delhaize Group is self-insured for its U.S. operations for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Maximum retention, including defense costs per occurrence, is from $0.5 million to $1.0 million per accident for workers’ compensation, $5.0 million per accident for vehicle liability and $3.0 million per accident for general liability, with an additional $2.0 million retention in excess of the primary $3.0 million general liability retention for druggist liability. Delhaize Group is insured for costs related to covered claims, including defense costs, in excess of these retentions. The assumptions used in the development of the actuarial estimates are based upon our historical claims experience, including the average monthly claims and the average lag time between incurrence and payment. Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not yet reported is estimated by management based on available information and takes into consideration actuarial evaluations determined annually based on historical claims experience, claims processing procedures and medical cost trends. It is possible that the final resolution of some of these claims may require us to make significant expenditures in excess of the existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

(in millions of EUR)	2006	2005	2004
Self-insurance provision at January 1	131.0	109.3	113.6
Expense charged to earnings	145.8	135.3	129.2
Claims paid	(145.8)	(130.2)	(125.1)
Currency translation effect	(13.5)	16.6	(8.4)
Self-insurance provision at December 31	117.5	131.0	109.3

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

23. Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Defined Contribution Plans

In 2004, Delhaize Group adopted a defined contribution plan for substantially all its employees in Belgium, under which the employer, and from 2005 on, the employees contribute a fixed monthly amount which is adjusted annually according to the Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum at retirement, based on contributions, with a minimum guaranteed return. The pension plan is insured. The expense related to the plan was EUR 2.9 million, EUR 2.7 million and EUR 2.7 million in 2006, 2005 and 2004, respectively.

Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry with one or more years of service. Employees become vested in profit-sharing contributions after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. The profit-sharing plans include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions. Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment. The expense related to these defined contribution retirement plans was EUR 25.6 million, EUR 36.1 million and EUR 32.8 million in 2006, 2005 and 2004, respectively. The 2006 expense was reduced by EUR 17.3 million related to forfeited accounts in the retirement and profit-sharing plans of Food Lion and Kash n’ Karry.

Defined Benefit Plans

Approximately 15% of Delhaize Group employees are covered by defined benefit plans.

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

Delhaize Group maintains a non-contributory defined benefit pension plan (funded plan) covering approximately 50% of Hannaford employees and supplemental executive retirement plans (unfunded plan) covering certain executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement.

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment.

In addition, Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees (“post-employment benefits”). Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

Pension Benefits

(in millions of EUR)	United States Plans	2006 Plans Outside of the United States	Total	United States Plans	2005 Plans Outside of the United States	Total	United States Plans	2004 Plans Outside of the United States	Total
Change in benefit obligation:

Benefit obligation at January 1	121.3	114.2	235.5	94.7	99.6	194.3	95.8	93.0	188.8
Current service cost	8.1	4.8	12.9	6.7	4.5	11.2	5.9	4.5	10.4
Interest cost	6.1	4.2	10.3	5.9	4.4	10.3	5.7	4.7	10.4
Plan participants’ contributions	—	1.7	1.7	—	1.6	1.6	—	1.5	1.5
Amendments	—	0.1	0.1	0.5	0.1	0.6	—	—	—
Actuarial (gain)/loss	(6.1)	(4.4)	(10.5)	5.0	15.3	20.3	1.9	4.0	5.9
Benefits paid	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)	(7.0)	(8.1)	(15.1)
Plan settlements	—	0.3	0.3	—	0.4	0.4	—	—	—
Currency translation effect	(12.7)	—	(12.7)	15.3	—	15.3	(7.6)	—	(7.6)
Benefit obligation at December 31	109.0	115.9	224.9	121.3	114.2	235.5	94.7	99.6	194.3

Change in plans assets:

Fair value of plans assets at January 1	82.0	59.6	141.6	65.4	60.5	125.9	64.5	58.0	122.5
Expected return on plan assets	5.7	2.6	8.3	5.5	2.5	8.0	4.9	2.8	7.7
Actuarial gain/(loss) on plan assets	4.4	(0.3)	4.1	(0.6)	(0.6)	(1.2)	1.5	(0.3)	1.2
Employer contributions	9.8	6.5	16.3	7.9	7.3	15.2	6.7	6.6	13.3
Plan participants’ contributions	—	1.7	1.7	—	1.6	1.6	—	1.5	1.5
Benefits paid	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)	(7.0)	(8.1)	(15.1)
Currency translation effect	(9.2)	—	(9.2)	10.6	—	10.6	(5.2)	—	(5.2)

Fair value of plans assets at December 31	85.0	65.1	150.1	82.0	59.6	141.6	65.4	60.5	125.9

Amounts recognized in the balance sheet:
Deficit for funded plans	11.3	33.7	45.0	25.0	40.1	65.1	20.4	26.5	46.9
Present value of unfunded obligations	12.7	17.1	29.8	14.3	14.5	28.8	8.9	12.6	21.5
Unrecognized past service (cost) benefit	0.1	(0.3)	(0.2)	0.2	(0.3)	(0.1)	0.2	(0.2)	—

Net liability	24.1	50.5	74.6	39.5	54.3	93.8	29.5	38.9	68.4

Weighted average assumptions used to determine benefit obligations:
Discount rate	5.75%	4.34%		5.46%	3.65%		5.75%	4.50%
Rate of compensation increase	4.60%	3.36%		4.59%	3.35%		4.50%	3.55%
Rate of price inflation	3.50%	2.07%		3.50%	2.06%		3.50%	2.00%

(in millions of EUR)

	United States Plans	2006 Plans Outside of the United States	Total	United States Plans	2005 Plans Outside of the United States	Total	United States Plans	2004 Plans Outside of the United States	Total
Components of pension cost:

Amounts recognized in the income statement:
Current service cost	8.1	4.8	12.9	6.7	4.5	11.2	5.9	4.5	10.4
Interest cost	6.1	4.2	10.3	5.9	4.4	10.3	5.7	4.7	10.4
Expected return on plan assets	(5.7)	(2.6)	(8.3)	(5.5)	(2.5)	(8.0)	(4.9)	(2.8)	(7.7)
Amortization of past service cost	—	—	—	0.4	—	0.4	—	—	—
Settlement loss recognized	—	0.4	0.4	—	0.4	0.4	—	—	—

Total pension cost recognized in the income statement	8.5	6.8	15.3	7.5	6.8	14.3	6.7	6.4	13.1

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	4.7	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5	0.4	4.3

Cumulative amount of actuarial gains and losses recognized	(1.9)	15.6	13.7	9.0	19.7	28.7	2.6	3.8	6.4

Weighted average assumption used to determine pension cost:
Discount rate	5.46%	3.65%		5.78%	4.44%		6.00%	5.00%
Expected long–term rate of return on plan assets during year	7.75%	4.25%		7.75%	4.25%		7.75%	4.75%
Rate of compensation increase	4.59%	3.35%		4.57%	3.56%		4.50%	3.55%
Rate of price inflation	3.50%	2.06%		3.50%	2.06%		3.50%	2.00%

(in millions of EUR)	United States Plans	2006 Plans Outside of the United States	Total	United States Plans	2005 Plans Outside of the United States	Total	United States Plans	2004 Plans Outside of the United States	Total
History of experience gains and losses:
Related to plan assets	(4.4)	0.3	(4.1)	0.6	0.6	1.2	(1.5)	0.3	(1.2)
Percentage of plan assets	–5.10%	0.44%	–2.73%	0.68%	1.01%	0.85%	–2.29%	0.50%	–0.95%
Related to plan liabilities	(2.7)	1.0	(1.7)	0.5	11.7	12.2	(1.0)	—	(1.0)
Percentage of plan liabilities	–2.48%	0.84%	–0.76%	0.45%	10.22%	5.18%	–1.07%	—	–0.52%

(in millions of EUR)

	United States Plans	2006 Plans Outside of the United States	Total	United States Plans	2005 Plans Outside of the United States	Total	United States Plans	2004 Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	39.5	54.3	93.8	29.5	38.9	68.4	31.5	34.8	66.3
Pension expense recognized in the income statement in the year	8.5	6.8	15.3	7.5	6.8	14.3	6.7	6.4	13.1
Amounts recognized in the statement of recognized income and expense in the year	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5	0.4	4.3	4.7
Employer contributions made in the year	(9.6)	(5.7)	(15.3)	(7.6)	(6.5)	(14.1)	(6.5)	(6.6)	(13.1)
Benefits paid directly by company in the year	(0.2)	(0.8)	(1.0)	(0.3)	(0.8)	(1.1)	(0.2)	—	(0.2)
Currency translation effect	(3.6)	—	(3.6)	4.8	—	4.8	(2.4)	—	(2.4)

Balance sheet liability at December 31	24.1	50.5	74.6	39.5	54.3	93.8	29.5	38.9	68.4

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. The market–related value of the plan assets is determined using the fair market value approach. The insurance company’s asset allocation was as follows:

	December 31,
	2006	2005	2004
Equities	12%	10%	12%
Debt	69%	64%	62%
Real estate	4%	8%	6%
Other assets	15%	18%	20%

In 2007, Delhaize Belgium expects to contribute EUR 6.0 million to the defined benefit pension plan.

The expected long–term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re–balanced periodically through the year. The market–related value of the plan assets is determined using the fair market value approach.

The plan’s asset allocation was as follows:

	December 31,
	2006	2005	2004
Equities	73%	72%	69%
Debt	23%	26%	29%
Cash equivalents	4%	2%	2%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2007, Delhaize Group expects to make pension contributions, including voluntary amounts, of up to USD 12.0 million (EUR 9.1 million).

Expected benefit payments to be made during the next ten years for the defined benefit pension plans are as follows:

(in millions of EUR)	United States Plans	Plans Outside of the United States	Total
2007	6.2	7.7	13.9
2008	6.3	5.7	12.0
2009	6.6	14.6	21.2
2010	6.4	10.8	17.2
2011	5.8	12.6	18.4
2012 through 2016	32.8	34.4	67.2

Other Post–Employment Benefits

	December 31,
(in millions of EUR)	2006	2005	2004
Change in benefit obligation:
Benefit obligation at January 1	7.2	6.9	6.5
Current service cost	—	0.1	—
Interest cost	0.4	0.4	0.5
Amendments	(1.0)	(0.9)	—
Actuarial (gain)/loss	(0.7)	0.1	0.9
Benefits paid	(0.5)	(0.4)	(0.3)
Currency translation effect	(0.7)	1.0	(0.7)

Benefit obligation at December 31	4.7	7.2	6.9

Change in plan assets:
Fair value of plan assets at January 1	—	—	—
Employer contributions	0.5	0.4	0.3
Member contributions	0.4	0.5	0.4
Benefits paid from plan/company	(0.9)	(0.9)	(0.7)
Currency translation effect	—	—	—

Fair value of plan assets at December 31	—	—	—

Amounts recognized in the balance sheet:
Present value of unfunded obligations	4.7	7.2	6.9
Unrecognized past service benefit	1.5	1.0	—

Net liability	6.2	8.2	6.9

Weighted–average actuarial assumptions used to determine benefit obligations:
Discount rate	5.80%	5.55%	5.75%
Current year trend	9.00%	10.00%	11.00%
Ultimate year trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

(in millions of EUR)	2006	2005	2004
Components of benefit cost:
Amounts recognized in the income statement:
Current service cost	—	0.1	—
Interest cost	0.4	0.4	0.5
Amortization of past service cost	(0.4)	—	—

Total benefit cost recognized in the income statement	—	0.5	0.5

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(0.7)	0.1	0.9

Cumulative amount of actuarial gains and losses recognized	2.4	3.5	2.9

Weighted–average actuarial assumptions used to determine benefit cost:
Discount rate	5.55%	5.75%	6.00%
Current year trend	10.00%	11.00%	11.00%
Ultimate year trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2011

	December 31,
(in millions of EUR)	2006	2005	2004
Balance sheet reconciliation:
Balance sheet liability at January 1	8.2	6.9	6.5
Expense recognized in the income statement in the year	—	0.5	0.5
Amounts recognized in the statement of recognized income and expense in the year	(0.7)	0.1	0.9
Employer contributions made in the year	(0.5)	(0.4)	(0.3)
Currency translation effect	(0.8)	1.1	(0.7)
Balance sheet liability at December 31	6.2	8.2	6.9

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post–retirement benefit obligation or expense.

24. Accrued Expenses

	December 31,
(in millions of EUR)	2006	2005	2004
Accrued payroll and short–term benefits	288.1	295.6	263.0
Accrued interest	44.6	68.0	62.4
Other	51.3	52.3	41.5

Total accrued expenses	384.0	415.9	366.9

25. Income Taxes

Profit before tax

(in millions of EUR)	2006	2005	2004
Continuing operations	670.6	603.4	557.7
Discontinued operations	(68.1)	(11.1)	(77.7)

Total	602.5	592.3	480.0

Tax expense

(in millions of EUR)	2006	2005	2004
Continuing operations
Current tax	289.9	239.6	159.3
Taxes related to prior years recorded in the current year	1.5	2.8	—
Recognition in current tax of previously unrecognized tax losses and tax credits	—	(0.9)	(0.8)
Deferred tax	(45.5)	(18.4)	44.5
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(1.1)	(0.4)	—
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	0.2	1.1	(2.6)

Total income tax expense from continuing operations	245.0	223.8	200.4

Discontinued operations
Deferred tax	(2.8)	(1.6)	(22.2)

Total income tax expense from discontinued operations	(2.8)	(1.6)	(22.2)

Continuing and discontinued operations
Current tax	289.9	239.6	159.3
Taxes related to prior year recorded in the current year	1.5	2.8	—
Recognition of previously unrecognized tax losses and tax credits	—	(0.9)	(0.8)
Deferred tax	(48.3)	(20.0)	22.3
Recognition in deferred tax of previously unrecognized tax losses and tax credits	(1.1)	(0.4)	—
Deferred tax expense (income) relating to changes in tax rates or the imposition of new taxes	0.2	1.1	(2.6)

Total income tax expense from continuing and discontinued operations	242.2	222.2	178.2

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to Delhaize Group’s effective income tax rate:

	2006	2005	2004
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium (primarily due to United States federal and state income tax rates applied to the income of Delhaize America) (1)	4.2	3.9	3.5
Not taxable income	(3.8)	(2.1)	(1.9)
Not deductible loss related to disposal of Delvita	3.6	—	—
Effect of unrecognized tax losses and tax credits	0.3	0.9	1.0
Tax charges on dividend income	1.1	0.7	0.3
Change in enacted rate (2)	—	—	(0.5)
Other	0.7	0.1	0.7
Effective tax rate	40.2%	37.5%	37.1%

(1)	In 2006, approximately 86% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%. In 2005, approximately 77% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%. In 2004, approximately 71% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%.
(2)	The Greek statutory tax rate was changed from 35% to 32% for fiscal year 2005, 29% for fiscal year 2006 and 25% for fiscal years starting 2007.

The amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2006	2005	2004
Current tax	(14.6)	(6.5)	(6.1)
Deferred tax	6.9	0.3	8.8

Total tax credited directly to equity	(7.7)	(6.2)	2.7

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as the undistributed earnings are permanently reinvested. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.7 billion, EUR 1.7 billion and EUR 1.4 billion at December 31, 2006, 2005 and 2004, respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2006	2005	2004
Deferred tax liabilities	186.0	242.5	237.7
Deferred tax assets	7.9	5.5	6.0

Net deferred tax liabilities	178.1	237.0	231.7

The changes in net deferred tax liabilities are as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2004	476.8	(79.8)	(91.7)	(23.8)	(66.1)	215.4
Charge (credit) to equity for the year	—	—	—	(1.9)	10.7	8.8
Charge (credit) to profit or loss for the year	(33.0)	2.3	25.1	1.7	26.2	22.3
Effect of change in tax rates	(4.0)	0.2	0.1	0.9	0.2	(2.6)
Acquisition	—	—	—	—	(1.9)	(1.9)
Transfers to/from other accounts	0.7	(1.2)	1.0	—	4.4	4.9
Currency translation effect	(27.9)	5.5	4.3	0.8	2.1	(15.2)

Net deferred tax liabilities at December 31, 2004	412.6	(73.0)	(61.2)	(22.3)	(24.4)	231.7
Charge (credit) to equity for the year	—	—	—	(7.3)	7.6	0.3
Charge (credit) to profit or loss for the year	(46.9)	20.7	(6.6)	4.0	8.4	(20.4)
Effect of change in tax rates	2.1	(0.3)	(0.4)	—	(0.3)	1.1
Acquisitions	(1.3)	—	—	—	(0.9)	(2.2)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to/from other accounts	2.0	—	0.8	—	(4.3)	(1.5)
Currency translation effect	53.8	(10.0)	(9.6)	(1.6)	(4.5)	28.1

Net deferred tax liabilities at December 31, 2005	422.2	(62.6)	(77.0)	(27.2)	(18.4)	237.0
Charge (credit) to equity for the year	—	—	—	5.3	1.6	6.9
Charge (credit) to profit or loss for the year	(34.4)	7.7	(3.9)	(2.2)	(16.6)	(49.4)
Effect of change in tax rates	0.4	—	(0.1)	—	(0.1)	0.2
Amount classified as held for sale	4.8	0.2	—	—	(3.0)	2.0
Transfers to/from other accounts	(40.4)	18.7	19.9	—	1.8	—
Currency translation effect	(35.8)	5.2	7.0	1.1	3.9	(18.6)

Net deferred tax liabilities at December 31, 2006	316.8	(30.8)	(54.1)	(23.0)	(30.8)	178.1

At December 31, 2006, Delhaize Group has not recognized deferred tax assets of EUR 57.5 million, of which EUR 41.1 million relate to tax loss carryforwards, which if unused would expire at various dates between 2007 and 2026, EUR 2.5 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 5.4 million relate to unused tax credits and EUR 8.5 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

26. Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: convertible debt and share–based awards. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect. The dilutive share–based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration. Therefore, such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Approximately 961,504, 1,186,076 and 1,553,216 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2006, 2005 and 2004, respectively, because the effect was antidilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2006	2005	2004
Net profit from continuing operations	425.6	379.6	357.3
Net profit from continuing operations attributable to minority interests	8.4	4.9	6.1

Group share in net profit from continuing operations	417.2	374.7	351.2

Interest expense on convertible bond, net of tax	9.8	9.6	6.3
Group share in net profit from continuing operations for diluted earnings	427.0	384.3	357.5

Result from discontinued operations, net of tax	(65.3)	(9.5)	(55.5)
Group share in net profit for diluted earnings	361.7	374.8	302.0

Weighted average number of ordinary shares outstanding	94,938,517	93,933,653	92,662,700
Dilutive effect of share–based awards	1,704,630	1,700,363	1,437,522
Dilutive effect of convertible bond	5,263,158	5,263,158	3,526,316
Weighted average number of diluted ordinary shares outstanding	101,906,305	100,897,174	97,626,538

Basic earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	4.39	3.99	3.79
Result from discontinued operations, net of tax	(0.68)	(0.10)	(0.60)
Group share in net profit	3.71	3.89	3.19

Diluted earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	4.19	3.81	3.66
Result from discontinued operations, net of tax	(0.64)	(0.10)	(0.57)
Group share in net profit	3.55	3.71	3.09

27. Discontinued Operations

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006 (see Note 5). In the second quarter of 2005, Delhaize Group sold its 11 stores in Slovakia. In the first quarter of 2004, Delhaize Group closed 34 Kash n’ Karry stores mainly located on the East coast of Florida and in the Orlando, Florida, market of the U.S. In 2004, Delhaize Group divested its 36 Food Lion Thailand stores. The results from these operations have been classified as discontinued operations and are presented as such in the income statement.

An analysis of the result of discontinued operations and summary cash flow information is as follows:

(in millions of EUR, except per share information)	2006	2005	2004
Sales and other revenues	287.6	295.2	353.5
Cost of sales	(226.5)	(235.7)	(297.6)
Other operating income	4.1	7.9	12.6
Selling, general and administrative expenses	(62.6)	(62.1)	(72.1)
Other operating expenses	(66.4)	(10.6)	(67.6)
Finance costs	(4.3)	(5.8)	(6.5)

Result before tax	(68.1)	(11.1)	(77.7)
Income tax	2.8	1.6	22.2

Result from discontinued operations (net of tax)	(65.3)	(9.5)	(55.5)

Basic earnings per share from discontinued operations	(0.68)	(0.10)	(0.60)
Diluted earnings per share from discontinued operations	(0.64)	(0.10)	(0.57)
Operating cash flows	3.8	10.0	10.0
Investing cash flows	(5.3)	3.9	(3.9)
Financing cash flows	(1.5)	(7.4)	(3.6)

Total cash flows	(3.0)	6.5	2.5

The pre–tax (loss) gain recognized on the remeasurement or sale of assets related to discontinued operations was EUR –63.9 million, EUR 4.1 million and EUR –21.0 million in 2006, 2005 and 2004, respectively, and was recorded in discontinued operations as other operating income or other operating expenses. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, were EUR 1.3 million, EUR 4.7 million and EUR 43.5 million in 2006, 2005 and 2004, respectively.

28. Share–Based Compensation

Delhaize Group offers share–based incentives to certain members of management: stock option and warrant plans for associates of its non–U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock unit plans are based on existing shares.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored several stock incentive plans. As of December 31, 2006, there were options outstanding to acquire 77,988 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan, and a 1998 Hannaford Plan; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan. Options granted under the Delhaize Group 2002 Stock Incentive Plan vest ratably over a three–year period and expire ten years from the grant date.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants. No ADRs are granted to the recipients with respect to restricted stock unit awards until the applicable vesting dates. Restricted stock unit awards vest over a five–year period starting at the end of the second year after the award.

Options granted to associates of non–U.S. operating companies generally vest after 3  1/2 years. Options generally expire seven years from the grant date although a three–year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years.

In accordance with Belgian law, most of the beneficiaries of the 2001 and 2002 stock option and 2000 warrant plans agreed to extend the exercise period of their stock options and/or warrants under these plans. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans,

i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively. As a result of this three–year extension, an incremental fair value per option or warrant for the 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Warrant Plan of respectively EUR 1.0, EUR 1.1 and EUR 1.2 has been estimated. The incremental fair value of the stock options and warrants has been calculated on the date of decision of extension using a Black–Scholes–Merton pricing model with the following assumptions:

	2002 Plan	2001 Plan	2000 Plan
Expected dividend yield (%)	3.6	3.6	3.6
Expected volatility (%)	41.3	41.3	41.3
Risk–free interest rate (%)	3.5	3.5	3.5
Expected term (years)	5.8	4.8	3.8

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on management’s best estimate with consideration of non–transferability and exercise restrictions.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The fair value of options and warrants is calculated using the Black–Scholes–Merton valuation model. The fair value of share–based awards is expensed over the applicable vesting period. Compensation expense is adjusted to reflect expected and actual levels of vesting. Share–based compensation expense recorded primarily in selling, general and administrative expenses was EUR 23.5 million, EUR 27.6 million and EUR 24.3 million in 2006, 2005 and 2004, respectively.

Delhaize Group stock options and warrants granted to associates of non–U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2006	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2006 Stock option plan	June 2006	216,266	216,266	EUR 49.55	601	Jan. 1, 2010 – June 8, 2013
2005 Stock option plan	June 2005	181,226	180,641	EUR 48.11	568	Jan. 1, 2009 – June 14, 2012
2004 Stock option plan	June 2004	237,906	235,990	EUR 38.74	561	Jan. 1, 2008 – June 20, 2011
2003 Stock option plan	June 2003	378,700	374,200	EUR 25.81	514	Jan. 1, 2007 – June 24, 2010
2002 Stock option plan	June 2002	158,300	122,500	EUR 54.30	425	Jan. 1, 2006 – June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	125,700	EUR 64.16	491	Jan. 1, 2005 – June 4, 2011(1)
2000 Warrant plan	May 2000	115,000	101,900	EUR 63.10	461	June 2004 – Dec. 2009(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non–U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercise Price (in EUR)	Aggregate Intrinsic Value (in millions of EUR)	Weighted Average Remaining Contractual Term
2004
Outstanding at beginning of year	772,125	43.24
Granted	237,906	38.74
Exercised	—	—
Forfeited	(6,538)	50.67
Expired	—
Outstanding at end of year	1,003,493	47.16

Options exercisable at end of year	234,900	63.68

2005
Outstanding at beginning of year	1,003,493	47.16
Granted	181,226	48.11
Exercised	—	—
Forfeited	(2,688)	49.29
Expired	—
Outstanding at end of year	1,182,031	43.02	16.4	3.51

Options exercisable at end of year	387,800	59.95	0.1	4.04

2006
Outstanding at beginning of year	1,182,031	43.02
Granted	216,266	49.55
Exercised	(26,000)	54.30
Forfeited	(11,200)	50.02
Expired	(3,900)	63.10
Outstanding at end of year	1,357,197	43.73	26.5	4.65
Options exercisable at end of year	724,300	42.53	15.1	3.94

The weighted average share price at the date of exercise was EUR 62.75 in 2006. The total intrinsic value of options exercised during the year ended 2006, was EUR 0.2 million. The weighted average fair value of options granted is EUR 13.97, EUR 16.52 and EUR 14.33 per option for 2006, 2005 and 2004, respectively. The fair value of each option was estimated on the date of grant using the Black–Scholes–Merton pricing model with the following assumptions:

	2006	2005	2004
Expected dividend yield (%)	2.4	2.3	2.6
Expected volatility (%)	26.5	39.7	41.0
Risk–free interest rate (%)	3.6	2.9	3.7
Expected term (years)	5.0	5.3	5.3

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behavior and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical ten–year option activity.

A summary of the status of Delhaize Group’s nonvested options for non U.S. stock option and warrant plans as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted Average Grant–Date Fair Value
Nonvested at January 1, 2006	595,401	11.65
Granted	216,266	13.97
Vested	(334,154)	8.64
Forfeited	(3,400)	11.74

Nonvested at December 31, 2006	474,113	14.83

As of December 31, 2006, there was EUR 4.0 million of unrecognized compensation cost related to nonvested options that is expected to be recognized over a weighted average period of 2.3 years.

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2006	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan – warrants	May 2006	1,324,347	1,264,939	$63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	835,308	$60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	759,698	$46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	532,387	$28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	831,780	$13.40–$ 76.87	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive plan – options(1)	Various	700,311	77,988	$13.40–$ 93.04	4,497	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan is as follows:

	Shares	Weighted Average Exercise Price (in USD)	Aggregate Intrinsic Value (in (millions of USD)	Weighted Average Remaining Contractual Term
2004
Outstanding at beginning of year	5,611,009	39.37
Granted	1,520,178	46.43
Exercised	(1,410,938)	39.21
Forfeited/expired	(296,068)	43.54

Outstanding at end of year	5,424,181	41.15

Options exercisable at end of year	1,963,278	42.72

2005
Outstanding at beginning of year	5,424,181	41.15
Granted	1,105,043	60.74
Exercised	(1,194,121)	39.70
Forfeited/expired	(296,242)	45.15

Outstanding at end of year	5,038,861	45.49	101.5	7.30

Options exercisable at end of year	2,223,274	42.59	51.7	5.90

2006
Outstanding at beginning of year	5,038,861	45.49
Granted	1,324,338	63.09
Exercised*	(1,827,644)	40.95
Forfeited/expired	(222,007)	52.94

Outstanding at end of year	4,313,548	52.43	133.1	7.40

Options exercisable at end of year	1,716,247	43.94	67.6	5.67

*	including 242,165 warrants exercised by employees, for which a capital increase has not occurred as of December 31, 2006.

The weighted average share price at the date of exercise was $73.78, $64.26 and $55.99 at 2006, 2005 and 2004, respectively. The total intrinsic value of option exercises during the years ended 2006, 2005 and 2004 was $60.0 million, $29.5 million and $30.5 million, respectively.

The weighted average fair value of options granted was $14.36, $18.28 and $15.33 per option for 2006, 2005 and 2004, respectively. The fair value of options at date of grant was estimated using the Black–Scholes–Merton model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield (%)	2.5	2.3	2.6
Expected volatility (%)	27.2	39.7	41.0
Risk–free interest rate (%)	5.0	3.7	3.9
Expected term (years)	4.0	4.1	4.7

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behaviour and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical ten–year option activity.

The following table summarizes options outstanding and options exercisable as of December 31, 2006, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize America stock option plans:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
$16.80 – $46.40	1,493,473	6.44	38.76
$46.56 – $60.76	1,497,798	6.83	56.21
$63.04 – $83.12	1,322,277	9.12	63.61
$16.80 – $83.12	4,313,548	7.40	52.43

A summary of the status of Delhaize Group’s nonvested options for U.S. 2002 Stock Incentive Plan as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below.

	Shares	Weighted Average Grant–Date Fair Value
Nonvested at January 1, 2006	2,815,587	15.80
Granted	1,324,338	14.36
Vested	(1,247,461)	13.10
Forfeited	(295,163)	13.05

Nonvested at December 31, 2006	2,597,301	16.67

As of December 31, 2006, there was EUR 11.8 million of unrecognized compensation cost related to nonvested options that is expected to be recognized over a weighted average period of 1.2 years.

Restricted stock unit awards granted to associates of U.S. operating companies under the Delhaize America 2002 Restricted Stock Unit Plan are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2006	Number of Beneficiaries (at the moment of issuance)
May 2006	155,305	152,108	217
May 2005	145,868	132,524	204
May 2004	179,567	112,910	193
May 2003	249,247	98,501	185
May 2002	120,906	17,598	140

Activity related to the restricted stock plans is as follows:

Shares
2004
Outstanding at beginning of year	388,562
Granted	179,567
Released from restriction	(63,230)
Forfeited/expired	(3,827)

Outstanding at end of year	501,072

2005
Outstanding at beginning of year	501,072
Granted	145,868
Released from restriction	(137,570)
Forfeited/expired	(13,478)

Outstanding at end of year	495,892

2006
Outstanding at beginning of year	495,892
Granted	155,305
Released from restriction	(126,004)
Forfeited/expired	(9,872)

Outstanding at end of year	515,321

The weighted average fair value at date of grant for restricted stock unit awards granted during 2006, 2005 and 2004 was $63.04, $60.76 and $46.40 based on the share price at the grant date, respectively.

29. Cost of Sales

(in millions of EUR)	2006	2005	2004
Product cost, net of vendor allowances and cash discounts	13,844.9	13,212.7	12,798.1
Purchasing, distribution and transportation costs	527.3	497.4	452.8
Total	14,372.2	13,710.1	13,250.9

Delhaize Group receives allowances and credits from suppliers primarily for in–store promotions, co–operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Supplier allowances that represented a reimbursement of advertising costs incurred by the Group were recognized as a reduction of advertising costs in selling, general and administrative expenses of EUR 4.8 million, EUR 4.3 million and EUR 4.8 million in 2006, 2005 and 2004, respectively.

30. Employee Benefit Expense

Employee benefit expense for continuing operations was:

(in millions of EUR)	2006	2005	2004
Wages, salaries and short–term benefits including social security	2,543.9	2,408.1	2,243.9
Share option expense	23.5	27.6	24.3
Retirement benefits (including defined contribution, defined benefit and other post–employment benefits)	44.7	51.3	47.4

Total	2,612.1	2,487.0	2,315.6

Employee benefit expense was charged to earnings as follows:

(in millions of EUR)	2006	2005	2004
Cost of sales	314.5	298.7	285.2
Selling, general and administrative expenses	2,297.6	2,188.3	2,030.4
Results from discontinued operations	28.9	30.5	34.6

Total	2,641.0	2,517.5	2,350.2

Employee benefit expense from continuing operations by segment was:

(in millions of EUR)	2006	2005	2004
United States	1,876.8	1,808.7	1,686.9
Belgium	584.7	540.2	502.7
Greece	121.5	107.9	100.2
Emerging Markets	8.6	7.1	6.3
Corporate	20.5	23.1	19.5

Total	2,612.1	2,487.0	2,315.6

31. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2006	2005	2004
Rental income	18.1	17.7	15.7
Recycling income	15.3	14.8	14.7
Gains on sale of property, plant and equipment	5.4	4.1	3.9
Services rendered to wholesale customers	1.7	2.5	2.9
Other	42.3	31.6	29.0

Total	82.8	70.7	66.2

Other primarily includes in–store advertising, services rendered to third parties, return check service income and litigation settlement income. The increase in 2006 primarily related to higher in–store advertising and to litigation settlement income resulting from the favorable outcome in the Visa Check / Master Money antitrust litigation.

32. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2006	2005	2004
Store closing and restructuring expenses	5.1	11.8	0.5
Impairment losses	2.8	6.8	8.1
Losses on sale of property, plant and equipment	8.9	18.6	11.5
Hurricane–related expenses*	1.0	1.5	6.0
Other	1.4	0.5	0.9

Total	19.2	39.2	27.0

* Hurricane–related expenses in 2004 are net of insurance recoveries of EUR 3.2 million for losses incurred in 2003.

33. Finance Costs

(in millions of EUR)	2006	2005	2004
Interest on current and long–term borrowings	200.6	225.3	209.6
Losses on early retirement of debt	—	—	3.6
Interest on obligations under finance leases	78.3	78.1	81.2
Interest charged to closed store provisions	7.7	9.4	11.2
Amortization of debt discounts (premiums) and financing costs	9.9	10.3	7.9
Amortization of deferred loss on hedge	5.2	6.7	7.0
Fair value losses (gains) on currency swaps	4.1	(5.0)	2.3
Foreign currency (gains) losses on debt instruments	(5.0)	3.3	(3.9)
Other finance costs	(2.3)	(2.5)	2.0
Less: capitalized interest	(2.9)	(3.0)	(1.7)

Total	295.6	322.6	319.2

Borrowing costs attributable to the construction or production of qualifying long–lived assets were capitalized using an average interest rate of 7.9%, 7.3% and 8.1% in 2006, 2005 and 2004, respectively.

34. Income from Investments

(in millions of EUR)	2006	2005	2004
Interest and dividend income from bank deposits and securities	19.9	25.4	17.5
Amortization of discounts (premiums) on securities	(0.4)	(0.7)	(0.8)
Gains (losses) on sale of securities	(0.2)	0.2	—
Foreign currency gains on financial assets	2.0	4.3	4.2
Fair value losses on currency swaps and foreign exchange forward contracts	(2.0)	(3.7)	(6.8)
Other investing income	0.6	0.6	0.6

Total	19.9	26.1	14.7

35. Net Foreign Exchange (Gains) Losses

The exchange differences (credited) charged to the income statement are as follows:

(in millions of EUR)	2006	2005	2004
Cost of sales	—	0.2	—
Selling, general and administrative expenses	0.5	0.3	(0.6)
Finance costs	(5.0)	3.3	(3.9)
Income from investments	(2.0)	(4.3)	(4.2)
Result from discontinued operations	(0.6)	(0.1)	(0.5)

Total	(7.1)	(0.6)	(9.2)

36. Supplemental Cash Flow Information

(in millions of EUR)	2006	2005	2004
Non–cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	54.5	53.5	76.2
Finance lease obligations terminated for store properties and equipment	2.8	4.0	10.5

37. Related Party Transactions

In June 2004, Delhaize Group sold its interest of 70.0% in Super Dolphin, a non–operating company of the Mega Image Group to the former executives of Super Dolphin. In the same period, Delhaize Group also acquired most of the remaining interests of the other companies related to its Romanian activities from the same former executives (30.0% of Mega Image, 18.6% of Mega Dolphin, 13.2% of Mega Doi, 30.0% of ATTM Consulting and Commercial and 30.0% of NP Lion Leasing and Consulting). Delhaize Group paid an aggregate price of EUR 0.3 million for all of these transactions.

Several of the Group’s subsidiaries provide for post–employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 23.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Director remuneration granted for the fiscal years 2006, 2005 and 2004 is set forth in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in thousands of EUR)	2006	2005	2004
Non–executive Directors
Baron de Vaucleroy(1)	—	—	140
Baron Jacobs(2)	150	140	70
Claire Babrowski (since May 24, 2006)	45	—	—
Baron de Cooman d’Herlinckhove (until May 26, 2005)	—	28	70
Count de Pret Roose de Calesberg	80	70	70
Jacques de Vaucleroy (since May 26, 2005)	80	42	—
Hugh Farrington (since May 26, 2005)	80	42	—
William G. Fergusson (until May 27, 2004)	—	—	28
Count Goblet d’Alviella	80	70	70
Robert J. Murray(3)	90	80	80
Dr. William Roper	75	70	70
Didier Smits	80	70	70
Philippe Stroobant (until May 26, 2005)	—	28	70
Baron Vansteenkiste (since May 26, 2005)	75	42	—
Frans Vreys (until May 26, 2005)	—	28	70
Total remuneration non–executive directors	835	710	808
Executive Director
Pierre–Olivier Beckers(4)	75	70	70
Total	910	780	878

(1)	Chairman of the Board until December 31, 2004.
(2)	Chairman of the Board since January 1, 2005.
(3)	Chairman of the Audit Committee.
(4)	The amounts solely relate to the remuneration of the executive director as director and excludes his compensation as executive that is separately disclosed below.

Compensation of the Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2006, 2005 and 2004 to the Chief Executive Officer and the other members of the Executive Committee. For more details on the share–based incentive plans, see Note 28.

	2006	2005	2004
Restricted stock unit awards	39,448	39,548	47,072
Stock options and warrants	133,459	112,749	119,082

	2006
	Stock Options/ Warrants	Restricted Stock Unit Awards
Pierre–Olivier Beckers	35,000	10,043
Rick Anicetti	20,989	8,744
Renaud Cogels	13,500	—
Arthur Goethals	10,000	—
Ron Hodge	15,175	6,322
Craig Owens	17,378	7,240
Michael Waller	14,575	6,072
Michel Eeckhout	4,000	—
Joyce Wilson–Sanford	2,842	1,027

Total	133,459	39,448

The aggregate amount of compensation earned by the members of the Executive Management for services provided in all capacities to the Company and its subsidiaries is set forth in the following table.

All amounts represent gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above, employer social security contributions and share–based compensation expense which are separately disclosed below. For 2005, they include the pro–rata share of compensation of the two members of Executive Management appointed on September 14, 2005.

(in millions of EUR)	CEO	2006 Executive Management	Total	2005(4)	2004(4)
Number of persons	1	8	9	10	8

Base pay	0.9	3.3	4.2	4.3	4.0
Annual bonus	0.7	1.9	2.6	2.0	2.6
Other short–term benefits(1)	0.02	0.2	0.2	0.1	0.1

Total short–term benefits	1.6	5.4	7.0	6.4	6.7
Retirement and post–employment benefits(2)	0.3	0.9	1.2	1.1	1.0
Other long–term benefits(3)	0.7	2.1	2.8	1.8	2.7

Total compensation	2.6	8.4	11.0	9.3	10.4

(1)	Other short–term benefits include the use of a company car, as well as employee and dependent life insurance, welfare benefits and financial planning for U.S. members of Executive Management.
(2)	The members of Executive Management benefit from corporate pension plans which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the company. U.S. members of Executive Management participate in profit sharing plans as well as defined benefit plans. Figures indicated in the schedule represent the employer contributions to the plans for defined contribution plans and the employer service costs for defined benefit plans.
(3)	Other long–term benefits include the performance cash component of the Long–Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of three–year performance periods upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts indicated represent the amount expensed by the Company during the reference year, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.
(4)	The 2005 and 2004 amounts have been adjusted to include a supplemental executive retirement plan for certain U.S. members of Executive Management.

Employer social security contribution for the members of Executive Management in the aggregate was EUR 1.2 million, EUR 1.0 million and EUR 1.1 million for 2006, 2005 and 2004, respectively.

Share–based compensation expense for the members of Executive Management in the aggregate was EUR 3.4 million, EUR 3.3 million and EUR 3.4 million for 2006, 2005 and 2004, respectively.

38. Commitments

Purchase obligations amounted to EUR 187.0 million as of December 31, 2006, of which EUR 99.5 million relate to the acquisition of property, plant and equipment and intangible assets. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Commitments related to lease obligations are disclosed in Note 18.

39. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business or consolidated financial statements.

We continue to experience tax audits in jurisdictions in which we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during both financial years 2006 and 2005 in the United States and Greece and during 2006 in Belgium. Although some audits have been settled in the United States, Greece and Belgium during 2006, Delhaize Group expects continued tax audit activity in the United States and Belgium in 2007. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

40. Events After the Balance Sheet Date

In March 2007, we reached a binding agreement to sell Di, our Belgian beauty and body care business, to Parma Gestion, a subsidiary of Distripar, which is owned by CNP/NPM. The agreement foresees the sale of the operations of Di for consideration, subject to contractual adjustments, of €33.4 million in cash. The impact of the divestiture on the ongoing profitability of Delhaize Belgium will be minor. In 2006, the Di network consisted of 90 company–operated and 42 franchised stores, which contributed €95.5 million to our net sales and other revenues. The transaction was approved by the European Commission on June 1, 2007 and is expected to close by the end of June 2007.

On April 24, 2007, representatives of the Conseil de la Concurrence/Raad voor de Mededinging (Belgian competition authority), visited our offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was a part of what appears to be a local investigation affecting several companies in Belgium in the retail sector. We understand that the investigation, which is expected to continue for several months, relates to prices of perfume, beauty products and other household goods. We have cooperated with the Conseil de la Concurrence/Raad voor de Mededinging in connection with the initial request for documentation and as of the date of this filing have not received any news or further communication, nor has a statement of objections been lodged against our company, in relation to this matter. The maximum fine for violations of the related competition laws in Belgium is capped at 10% of our company’s annual sales in Belgium.

On May 21, 2007, our company as guarantor, our wholly–owned subsidiary, Delhaize America as borrower, and substantially all of Delhaize America’s subsidiaries, as guarantors, amended Delhaize America’s existing $500 million credit agreement, or the Delhaize America Credit Agreement, with the lenders signatory thereto and JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender. A description of the Delhaize America Credit Agreement is included elsewhere in this annual report on Form 20–F in Item 10 “Additional Information” under the heading “C. Material Contracts”.

On May 21, 2007, we entered into a cross guarantee agreement, (the “Cross Guarantee Agreement”), among us, Delhaize America and substantially all of Delhaize America’s subsidiaries. Under the Cross Guarantee Agreement, each company party to the agreement guarantees fully and unconditionally, jointly and severally all Delhaize Group existing financial indebtedness and Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of Delhaize Group and all future unsubordinated financial indebtedness of the parties to the agreement. A description of the Cross Guarantee Agreement is included elsewhere in this annual report on Form 20–F in Item 10 “Additional Information” under the heading “C. Material Contracts”.

At our Ordinary and Extraordinary General Meeting of shareholders on May 24, 2007, our shareholders approved the distribution of a €1.32 gross dividend per share for fiscal year 2006. After deduction of a 25% withholding tax, this results in a net dividend of €0.99 per share. The 2006 dividend became payable to owners of our ordinary shares beginning on May 31, 2007 against coupon no. 45. The payment of the dividend to our ADR holders was made through The Bank of New York beginning on June 11, 2007. At the same meeting, our shareholders authorized our Board of Directors, for a period of five years starting on the date of publication of the Extraordinary General Meeting, within certain legal limits, to increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of €9,678,897. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

On May 24, 2007 and June 14, 2007, respectively, we issued 1,385,955 and 881,573 new ordinary shares to satisfy conversions of our 2.75% convertible bonds. In 2004, we issued €300 million 2.75% convertible bonds due April 30, 2009 convertible into our ordinary shares.

On May 30, 2007, Delhaize America commenced a tender offer for cash prior to maturity of up to $1.1 billion aggregate principal amount of Delhaize America’s outstanding $1.1 billion 8.125% Notes due 2011, $855 million 9.000% Debentures due 2031, and $126 million 8.050% Notes due 2027, in order of purchase priority, plus accrued and unpaid interest and premium amounts. Pursuant to the terms of this tender offer, on June 28, 2007 Delhaize America purchased approximately $1.05 billion of its 8.125% Notes due 2011 and approximately $50 million of its 9.000% debentures due 2031. The net proceeds from Delhaize Group’s offering of its 5.625% senior notes due 2014 and 6.50% senior notes due 2017, discussed further below in this section, were the principal source of funds used to make these purchases.

On May 31, 2007, we completed the earlier announced sale of Delvita in Czech Republic to the German retail group Rewe, after unconditional approval by the European antitrust authorities. On November 13, 2006, we signed an agreement to sell Delvita to Rewe. On April 26, 2007, the transaction was approved by the European anti–trust authorities. We received €100 million in cash, subject to contractual adjustments. A positive accumulated foreign currency translation adjustment of approximately €23.7 million will be recorded in the result from discontinued operations during the second quarter of 2007.

On June 27, 2007 Delhaize Group issued € 500 million 5.625% senior notes due 2014 (the “5.625% Euro Notes”) pursuant to an Indenture dated June 27, 2007 between Delhaize Group and The Bank of New York (the “2007 Euro Note Indenture”) and $450 million 6.50% senior notes due 2017 represented by certificated depositary interests (the “6.50% Dollar Notes” and collectively with the 5.625% Euro Notes, the “2007 Notes”) pursuant to an Indenture dated June 27, 2007 between Delhaize Group and The Bank of New York (the “2007 Dollar Note Indenture” and together with the 2007 Euro Notes Indenture, the “2007 Indentures”). The 5.625% Euro Notes will mature on June 27, 2014 and the 6.50% Dollar Notes will mature on June 15, 2017. We will pay interest on the 5.626% Euro Notes annually on June 27 commencing on June 27, 2008, and we will pay interest on the 6.50% Dollar Notes semiannually on June 15 and December 15 each year beginning on December 15, 2007. All or a portion of the 5.625% Euro Notes or the 6.50% Dollar Notes may be subject to redemption at any time, as described, repsectively, in the 2007 Euro Note Indenture and the 2007 Dollar Note Indenture. The 2007 Notes will be unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 2007 Notes fall within the scope of the Cross Guarantee Agreement. We have applied to admit the 5.625% Euro Notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange. The 6.50% Dollar Notes will not be listed on any stock exchange. We have agreed to use our reasonable best efforts to consummate an exchange offer pursuant to an effective registration statement or cause resales of the 6.50% Dollar Notes to be registered pursuant to a shelf registration statement under the Securities Act.

41. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2006	2005	2004
Aidi Center SPRL	Belgium	—	—	100.0
Alfa–Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	61.3	60.6	50.6
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV(1)	Schietstandlaan 9, 2300 Turnhout, Belgium	100.0	100.0	—
Bevermart NV(1)	Heppensesteenweg 34, 3581 Beringen, Belgium	100.0	100.0	—
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
CF Bugboort BVBA(1)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	—
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145–1330, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401–4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand–Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Siam, Ltd.	Thailand	—	100.0	100.0
Delhaize The Lion America, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Asia, Ltd.	Hong Kong	—	—	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	—	100.0	100.0
Delshop SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delvita A.S.(7)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	100.0	100.0	100.0
Delvita SK, s.r.o.(2)	Slovakia	100.0	100.0	100.0

Distra NV	Belgium	—	—	100.0
Distri Group 21 NV(1)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	—
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145–1330, U.S.A.	100.0	100.0	100.0
Ecad NV(1)	Stationsstraat 19, 9900 Eeklo, Belgium	100.0	100.0	—
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece	61.3	60.6	50.6
Esmart NV(1)	Floris Primsstraat 24, 2280 Grobbedonk, Belgium	100.0	100.0	—
Essex Realty Corp., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Flashmarkt NV(1)	Lindenlaan 3, 2340 Beerse, Belgium	100.0	100.0	—
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145–1330, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145–1330, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(3)	Thailand	100.0	100.0	100.0
Food Lion (Thailand), Inc.(3)	2110 Executive Drive, Salisbury, NC 28145–1330, U.S.A.	100.0	100.0	100.0
Golden Power 95 Com S.R.L.	Romania	—	—	100.0
Haagmart NV(1)	Markt 10, 3150 Haacht, Belgium	100.0	100.0	—
Hannbro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	—
Hermfri NV(1)	Molsebaan 34, 2480 Dessel, Belgium	100.0	100.0	—
Heulcad NV(1)	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	100.0	—
Huro NV(1)	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(1)	Beukenlei 9, 2960 Brecht/Sint–Job–in’t–Goor, Belgium	100.0	100.0	—
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kastelmart NV(1)	Markt 41, 2460 Kasterlee, Belgium	—	100.0	—
Katdrink NV(1)	Leliestraat 59, 2860 Sint–Katelijne–Waver, Belgium	100.0	100.0	—
Katmart NV(1)	Leliestraat 59, 2860 Sint–Katelijne–Waver, Belgium	—	100.0	—
Koermart NV(1)	Pieter Vanhoudtstraat 49, 3582 Beringen, Belgium	100.0	100.0	—
Kommar NV(1)	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	100.0	—
Ledemart NV(1)	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	100.0	—
Leoburg NV(1)	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	100.0	—
Lion Garden Food Company, Ltd. (3)	Thailand	—	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Marion Real Estate Investment, LLC	2110 Executive Drive, Salisbury, NC 28145-1330, USA	100.0	100.0	100.0
Maascad NV(1)	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	100.0	—
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	Bd. Ion Mihalache nr. 92 bl. A2–44, et. 1, sector 1, Bucharest, Romania	99.2	99.2	99.2
Mega Dolphin S.A.	Romania	—	—	100.0
Mega Image S.R.L.	Bd. Ion Mihalache nr. 92 bl. A2–44, et. 1, sector 1, Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(1)	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	100.0	—
Molmart NV(1)	‘T Laar 2, 2400 Mol, Belgium	100.0	100.0	—
NP Lion Leasing & Consulting, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites P.C. 1082, Nicosia, Cyprus	—	100.0	100.0
Octomarket NV(1)	Poederleeseweg 25, 2275 Lille, Belgium	100.0	100.0	—
Parkshopping NV(1)	Parklaan 170, 2300 Turnhout, Belgium	—	100.0	—
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand–Duchy of Luxembourg	100.0	100.0	100.0

Regab B.V.	The Netherlands	—	—	100.0
Rethy NV(1)	Grote Markt 14C, 2260 Westerlo, Belgium	100.0	100.0	—
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145–1330, U.S.A.	100.0	100.0	100.0
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(1)	Parklaan 170, 2300 Turnhout, Belgium	100.0	100.0	—
Shop ‘N Save – Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
SID SA	Belgium	—	—	—
Svemark B.V.	The Netherlands	—	—	100.0
Super Dolphin S.A.	Romania	—	—	—
Supermarkten Voeten–Hendrickx NV(1)	Markt 18, 2470 Retie, Belgium	100.0	100.0	—
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland	100.0	100.0	100.0
Trofo S.A.	Greece	—	—	—
Vadis SPRL	Belgium	—	—	100.0
Vangeelder NV(1)	Logen 6, 2440 Geel, Belgium	100.0	100.0	—
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(1)	Bruulstraat 2, 9450 Haaltert, Belgium	100.0	100.0	—
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Warenhuizen Troukens–Peeters NV(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Wilmart NV(1)	Dendermondsesteenweg 31, 2830 Willebroek, Belgium	100.0	100.0	—
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures–Proportionally Consolidated

		Ownership Interest in %
		2006	2005	2004
P.T. Lion Super Indo, LLC (5)	JI. Ancol I n°9–10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

C. Associated Companies

Accounted for under the equity method:

Super Discount Markets, Inc. (6)	U.S.A.	—	60.0	60.0
Debarry Center	U.S.A.	—	—	50.0

(1)	Companies acquired as part of the acquisition of Cash Fresh in May 2005.
(2)	In February 2005, Delhaize Group discontinued its operations in Slovakia.
(3)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(4)	In liquidation.
(5)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

	December 31,
(in millions of EUR)	2006	2005	2004
Non–current assets	5.3	4.4	4.1
Current assets	11.5	10.2	7.3
Non–current liabilities	0.5	0.5	—
Current liabilities	7.4	7.0	6.0

Cash flows of Super Indo included in Delhaize Group’s cash flow statement were as follows:

(in millions of EUR)	2006	2005	2004
Net cash provided by operating activities	1.9	2.4	2.0
Net cash used in investing activities	(2.0)	(0.4)	(1.1)
Net cash used in financing activities	—	(0.4)	—

Sales and other revenue of Super Indo included in the Group’s result was EUR 66.1 million, EUR 55.7 million and EUR 55.2 million for 2006, 2005 and 2004, respectively. Net income of Super Indo included in the Group’s results was EUR 2.1 million, EUR 1.6 million and EUR 1.4 million in 2006, 2005 and 2004, respectively.

(6)	On November 12, 2001, Super Discount Markets (SDM) filed for protection under Chapter 11 of the United States bankruptcy code and was liquidated in 2006.

(7)	On May 31, 2007, Delhaize Group completed the earlier announced sale of Delvita in Czech Republic to the German retail group Rewe.

42. Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) has entered into a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly–owned subsidiary of the Parent Company, and substantially all of Delhaize America’s subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company and all future unsubordinated financial indebtedness of the parties to the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non–Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group on a consolidated basis as of December 31, 2006, 2005 and 2004 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter–company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated
Net sales and other revenues	3,986.8	13,772.8	1,506.9	(41.3)	19,225.2
Cost of sales	(3,225.3)	(10,023.5)	(1,164.7)	41.3	(14,372.2)

Gross profit	761.5	3,749.3	342.2	—	4,853.0

Other operating income	31.2	86.3	81.6	(116.3)	82.8
Selling, general and administrative expenses	(676.8)	(3,058.6)	(351.2)	116.3	(3,970.3)
Other operating expenses	(2.0)	(14.9)	(2.3)	—	(19.2)

Operating profit	113.9	762.1	70.3	—	946.3

Finance costs	(80.4)	(253.0)	(79.0)	116.8	(295.6)
Income from investments	0.5	9.1	80.0	(69.7)	19.9
Equity in earnings of subsidiaries	337.4	—	—	(337.4)	—

Profit before taxes and discontinued operations	371.4	518.2	71.3	(290.3)	670.6

Income tax expense	(19.0)	(198.8)	(27.2)	—	(245.0)

Net profit from continuing operations	352.4	319.4	44.1	(290.3)	425.6

Result from discontinued operations (net of tax)	(0.5)	(1.6)	(63.2)	—	(65.3)

Net profit	351.9	317.8	(19.1)	(290.3)	360.3

Net profit attributable to minority interest	—	—	8.4	—	8.4
Net profit attributable to equity holders of the Group (Group share in net profit)	351.9	317.8	(27.5)	(290.3)	351.9

CONSOLIDATED INCOME STATEMENT FOR 2005

(in millions of EUR)	Parent	Guarantor subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated
Net sales and other revenues	3,803.9	13,314.3	1,259.9	(32.8)	18,345.3
Cost of sales	(3,062.1)	(9,699.0)	(981.8)	32.8	(13,710.1)

Gross profit	741.8	3,615.3	278.1	—	4,635.2

Other operating income	26.8	34.5	83.5	(74.1)	70.7
Selling, general and administrative expenses	(645.0)	(2,890.3)	(305.6)	74.1	(3,766.8)
Other operating expenses	(0.4)	(35.2)	(3.6)	—	(39.2)

Operating profit	123.2	724.3	52.4	—	899.9

Finance costs	(71.9)	(279.8)	(71.1)	100.2	(322.6)
Income from investments	(0.2)	14.3	106.6	(94.6)	26.1
Equity in earnings of subsidiaries	335.4	—	—	(335.4)	—

Profit before taxes and discontinued operations	386.5	458.8	87.9	(329.8)	603.4

Income tax expense	(21.3)	(179.3)	(23.2)	—	(223.8)

Net profit from continuing operations	365.2	279.5	64.7	(329.8)	379.6

Result from discontinued operations (net of tax)	—	(2.6)	(6.9)	—	(9.5)

Net profit	365.2	276.9	57.8	(329.8)	370.1

Net profit attributable to minority interest	—	—	4.9	—	4.9
Net profit attributable to equity holders of the Group (Group share in net profit)	365.2	276.9	52.9	(329.8)	365.2

CONSOLIDATED INCOME STATEMENT FOR 2004

(in millions of EUR)	Parent	Guarantor subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated
Net sales and other revenues	3,858.7	12,750.9	1,010.2	(23.0)	17,596.8
Cost of sales	(3,126.3)	(9,360.6)	(787.0)	23.0	(13,250.9)

Gross profit	732.4	3,390.3	223.2	—	4,345.9

Other operating income	22.5	35.2	79.5	(71.0)	66.2
Selling, general and administrative expenses	(603.8)	(2,725.1)	(265.0)	71.0	(3,522.9)
Other operating expenses	(2.1)	(24.1)	(0.8)	—	(27.0)

Operating profit	149.0	676.3	36.9	—	862.2

Finance costs	(69.1)	(279.2)	(65.9)	95.0	(319.2)
Income from investments	0.8	7.8	106.3	(100.2)	14.7
Equity in earnings of subsidiaries	239.0	—	—	(239.0)	—

Profit before taxes and discontinued operations	319.7	404.9	77.3	(244.2)	557.7

Income tax expense	(24.0)	(155.8)	(20.6)	—	(200.4)

Net profit from continuing operations	295.7	249.1	56.7	(244.2)	357.3

Result from discontinued operations (net of tax)	—	(40.7)	(14.8)	—	(55.5)

Net profit	295.7	208.4	41.9	(244.2)	301.8

Net profit attributable to minority interest	—	—	6.1	—	6.1
Net profit attributable to equity holders of the Group (Group share in net profit)	295.7	208.4	35.8	(244.2)	295.7

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2006

(in millions of EUR)	Parent	Guarantor subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated
Goodwill	15.4	2,441.6	240.6	—	2,697.6
Intangible assets	22.0	581.3	1.3	—	604.6
Property, plant and equipment	531.5	2,462.3	406.2	—	3,400.0
Investment property	—	19.9	5.7	—	25.6
Investment in subsidiaries	4,525.7	4,988.9	285.0	(9,799.6)	—
Investment in securities	—	25.5	95.5	—	121.0
Other financial assets	0.3	4.5	1,376.5	(1,369.4)	11.9
Deferred tax assets	—	—	7.9	—	7.9
Derivative instruments	—	—	13.7	(13.5)	0.2
Other non–current assets	—	2.3	19.7	(18.0)	4.0

Total non–current assets	5,094.9	10,526.3	2,452.1	(11,200.5)	6,872.8

Inventories	229.2	1,008.3	100.4	—	1,337.9
Receivables	390.7	126.5	104.1	(94.2)	527.1
Income tax receivable	0.3	—	2.2	—	2.5
Investment in securities	—	9.6	22.8	—	32.4
Other financial assets	46.6	0.3	270.4	(317.0)	0.3
Derivative instruments	—	—	1.7	—	1.7
Prepaid expenses	6.4	31.6	3.1	(2.1)	39.0
Other current assets	0.7	13.8	43.9	(32.6)	25.8
Cash and cash equivalents	74.3	132.8	97.7	—	304.8
Assets classified as held for sale	—	—	151.1	—	151.1

Total current assets	748.2	1,322.9	797.4	(445.9)	2,422.6

Total assets	5,843.1	11,849.2	3,249.5	(11,646.4)	9,295.4

Shareholders’ equity	3,525.2	8,204.3	1,595.4	(9,799.7)	3,525.2
Minority interests	—	—	36.2	—	36.2

Total equity	3,525.2	8,204.3	1,631.6	(9,799.7)	3,561.4

Long–term debt	1,165.7	1,590.1	781.9	(1,367.9)	2,169.8
Obligations under finance lease	73.4	546.0	—	(17.4)	602.0
Deferred tax liabilities	32.1	136.9	17.0	—	186.0
Derivative instruments	—	1.7	14.5	(13.4)	2.8
Provisions	42.0	102.9	145.4	—	290.3
Other non–current liabilities	1.1	33.1	0.9	(0.6)	34.5

Total non–current liabilities	1,314.3	2,410.7	959.7	(1,399.3)	3,285.4

Short–term borrowings	—	101.8	189.0	(189.0)	101.8
Long–term debt – current	149.3	129.6	33.6	(130.9)	181.6
Obligations under finance lease–current	1.6	34.4	0.1	(1.6)	34.5
Derivative instruments	—	—	2.1	—	2.1
Provisions – current	—	14.2	0.1	—	14.3
Income taxes payable	1.9	58.2	15.0	—	75.1
Accounts payable	686.8	620.8	291.8	(95.0)	1,504.4
Accrued expenses	150.3	202.9	61.7	(30.9)	384.0
Other current liabilities	13.7	72.3	13.6	—	99.6
Liabilities associated with assets held for sale	—	—	51.2	—	51.2

Total current liabilities	1,003.6	1,234.2	658.2	(447.4)	2,448.6

Total liabilities	2,317.9	3,644.9	1,617.9	(1,846.7)	5,734.0

Total liabilities and equity	5,843.1	11,849.2	3,249.5	(11,646.4)	9,295.4

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2005

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15.4	2,723.1	258.9	—	2,997.4
Intangible assets	11.8	661.9	1.5	—	675.2
Property, plant and equipment	511.1	2,565.0	511.6	—	3,587.7
Investment property	—	22.3	5.7	—	28.0
Investment in subsidiaries	4,578.3	5,331.4	322.8	(10,232.5)	—
Investment in securities	0.1	41.0	83.9	—	125.0
Other financial assets	0.2	21.2	1,379.2	(1,388.3)	12.3
Deferred tax assets	—	—	5.5	—	5.5
Derivative instruments	—	—	1.2	—	1.2
Other non–current assets	—	6.6	21.3	(19.6)	8.3

Total non–current assets	5,116.9	11,372.5	2,591.6	(11,640.4)	7,440.6

Inventories	229.4	1,064.3	124.3	—	1,418.0
Receivables	353.5	177.9	71.3	(120.1)	482.6
Income tax receivable	5.7	—	6.0	—	11.7
Investment in securities	—	10.9	18.2	—	29.1
Other financial assets	48.5	0.3	252.6	(301.1)	0.3
Prepaid expenses	9.3	27.1	8.6	(2.9)	42.1
Other current assets	0.5	8.1	50.0	(34.0)	24.6
Cash and cash equivalents	57.9	572.9	174.1	—	804.9

Total current assets	704.8	1,861.5	705.1	(458.1)	2,813.3

Total assets	5,821.7	13,234.0	3,296.7	(12,098.5)	10,253.9

Shareholders’ equity	3,565.9	8,709.8	1,522.6	(10,232.4)	3,565.9
Minority interests	—	—	30.2	—	30.2

Total equity	3,565.9	8,709.8	1,552.8	(10,232.4)	3,596.1

Long–term debt	1,244.3	1,918.8	774.8	(1,391.5)	2,546.4
Obligations under finance lease	69.1	602.8	0.6	(19.0)	653.5
Deferred tax liabilities	30.9	196.3	15.3	—	242.5
Derivative instruments	—	1.4	7.7	—	9.1
Provisions	48.3	142.5	159.9	—	350.7
Other non–current liabilities	1.2	34.2	1.2	(0.7)	35.9

Total non–current liabilities	1,393.8	2,896.0	959.5	(1,411.2)	3,838.1

Short–term borrowings	—	0.1	239.0	(239.0)	0.1
Long–term debt – current	69.9	492.7	155.3	(59.6)	658.3
Obligations under finance lease – current	1.5	35.0	0.8	(1.5)	35.8
Provisions – current	—	21.0	0.5	—	21.5
Income taxes payable	—	61.5	18.0	—	79.5
Accounts payable	626.2	709.3	280.4	(117.6)	1,498.3
Accrued expenses	148.6	229.8	74.7	(37.2)	415.9
Other current liabilities	15.8	78.8	15.7	—	110.3

Total current liabilities	862.0	1,628.2	784.4	(454.9)	2,819.7

Total liabilities	2,255.8	4,524.2	1,743.9	(1,866.1)	6,657.8

Total liabilities and equity	5,821.7	13,234.0	3,296.7	(12,098.5)	10,253.9

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

(in millions of EUR)	Parent	Guarantor subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated
Goodwill	9.1	2,341.2	112.5	—	2,462.8
Intangible assets	4.4	595.5	1.5	—	601.4
Property, plant and equipment	460.6	2,112.3	449.9	—	3,022.8
Investment property	—	17.7	0.1	—	17.8
Investment in subsidiaries	3,825.2	4,506.3	309.7	(8,641.2)	—
Investment in securities	0.1	47.1	68.7	—	115.9
Other financial assets	0.2	57.3	1,157.3	(8,641.2)	41.5
Deferred tax assets	0.7	—	5.3	—	6.0
Derivative instruments	—	4.6	1.7	—	6.3
Other non–current assets	—	2.7	22.6	(21.1)	4.2

Total non–current assets	4,300.3	9,684.7	2,129.3	(9,835.6)	6,278.7

Inventories	233.8	875.8	114.9	—	1,224.5
Receivables	350.4	136.4	59.0	(99.8)	446.0
Income tax receivable	0.6	—	4.9	—	5.5
Investment in securities	—	9.6	15.0	—	24.6
Other financial assets	—	1.5	297.3	(297.3)	1.5
Prepaid expenses	5.7	26.9	8.5	0.3	41.4
Other current assets	—	7.9	42.5	(30.5)	19.9
Cash and cash equivalents	46.1	372.5	241.8	—	660.4

Total current assets	636.6	1,430.6	783.9	(427.3)	2,423.8

Total assets	4,936.9	11,115.3	2,913.2	(10,262.9)	8,702.5

Shareholders’ equity	2,842.2	7262.5	1,378.7	(8,641.2)	2,842.2
Minority interests	—	—	32.4	—	32.4

Total equity	2,842.2	7,262.5	1,411.1	(8,641.2)	2,874.6

Long–term debt	1,102.2	2,090.4	747.3	(1,166.9)	2,773.0
Obligations under finance lease	65.7	512.7	0.5	(20.4)	558.5
Deferred tax liabilities	38.5	188.6	10.6	—	237.7
Derivative instruments	—	—	15.1	—	15.1
Provisions	33.3	125.9	129.2	—	288.4
Other non–current liabilities	1.2	23.8	1.4	(0.8)	25.6

Total non–current liabilities	1,240.9	2,941.4	904.1	(1,188.1)	3,898.3

Short–term borrowings	60.8	—	229.5	(262.2)	28.1
Long–term debt – current	41.9	9.0	1.8	(41.9)	10.8
Obligations under finance lease – current	1.4	29.8	0.2	(1.3)	30.1
Provisions – current	—	27.1	0.4	—	27.5
Income taxes payable	1.6	37.8	21.2	—	60.6
Accounts payable	595.6	527.0	264.0	(78.5)	1,308.1
Accrued expenses	139.7	188.4	67.5	(28.7)	366.9
Other current liabilities	12.8	92.3	13.4	(21.0)	97.5

Total current liabilities	853.8	911.4	598.0	(433.6)	1,929.6

Total liabilities	2,094.7	3,852.8	1,502.1	(1,621.7)	5,827.9

Total liabilities and equity	4,936.9	11,115.3	2,913.2	(10,262.9)	8,702.5

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	351.9	317.8	(19.1)	(290.3)	360.3
Adjustment for equity in earnings of subsidiaries	(337.4)	—	—	337.4	—
Adjustments for:
Depreciation and amortization – Continuing operations	70.5	393.5	32.0	—	496.0
Depreciation and amortization –discontinued operations	—	—	7.2	—	7.2
Impairment – continuing operations	0.1	1.4	1.3	—	2.8
Impairment – discontinued operations	0.4	—	64.4	—	64.8
Provisions for losses on accounts receivable and inventory obsolescence	—	11.7	0.1	—	11.8
Share–based compensation	3.3	20.0	0.2	—	23.5
Income taxes	19.0	197.9	25.3	—	242.2
Finance costs	86.1	253.9	78.0	(118.0)	300.0
Income from investments	(6.2)	(9.2)	(53.1)	48.5	(20.0)
Other non–cash items	(7.5)	3.4	6.5	—	2.4
Changes in operating assets and liabilities
Inventories	0.2	(57.9)	2.2	—	(55.5)
Receivables	(42.0)	22.6	(27.1)	(24.6)	(71.1)
Prepaid expenses and other assets	2.9	(11.4)	(0.1)	0.1	(8.5)
Accounts payable	60.6	(12.3)	35.9	28.3	112.5
Accrued expenses and other liabilities	4.0	6.2	3.6	(1.3)	12.5
Provisions	(1.3)	(29.0)	(1.6)	—	(31.9)
Interest paid	(37.3)	(244.1)	(52.0)	41.3	(292.1)
Interest and dividends received	0.3	8.3	61.3	(51.3)	18.6
Income taxes paid	(7.7)	(231.1)	(26.4)	—	(265.2)

Net cash provided by operating activities	159.9	641.7	138.6	(29.9)	910.3

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(98.3)	(225.4)	(24.8)	349.0	0.5
Sale of shares in consolidated companies, net of cash and cash equivalents disposed	—	—	—	—	—
Purchase of tangible and intangible assets (capital expenditures)	(95.6)	(528.4)	(75.9)	—	(699.9)
Sale of tangible and intangible assets	1.1	11.4	3.4	—	15.9
Dividends from investments under the equity method	129.8	—	—	(129.8)	—
Investment in debt securities	—	(0.2)	(101.8)	—	(102.0)
Sale and maturity of debt securities	—	2.6	72.7	—	75.3
Purchase of other financial assets	—	(2.2)	(381.8)	383.7	(0.3)
Sale and maturity of other financial assets	—	17.5	90.5	(106.3)	1.7
Settlement of derivative instruments	—	—	(13.1)	—	(13.1)

Net cash used in investing activities	(63.0)	(724.7)	(430.8)	496.6	(721.9)

Financing activities
Proceeds from the exercise of share warrants and stock options	100.8	181.3	123.5	(349.0)	56.6
Treasury shares purchased	(21.0)	(9.2)	—	—	(30.2)
Dividends paid	(113.2)	—	—	—	(113.2)
Dividends paid by subsidiaries to minority interests	(0.5)	(106.2)	(4.1)	109.2	(1.6)
Net escrow funding	—	10.8	—	—	10.8
Borrowing under long–term loans (net of financing costs)	0.1	—	88.1	(87.3)	0.9
Repayment of long–term loans	(45.4)	(464.0)	(201.7)	80.5	(630.6)
Repayment of lease obligations	(1.5)	(35.5)	(0.7)	1.5	(36.2)
Borrowings under short–term loans (> three months)	—	497.8	252.1	(252.1)	497.8
Repayment under short–term loans (> three months)	—	(402.2)	(15.6)	15.6	(402.2)
Addition to (repayment of) short–term loans (< three months)	—	11.1	(16.6)	16.6	11.1

Net cash provided by (used in) financing activities	80.7	(316.1)	225.0	(465.0)	(636.8)

Effect of foreign exchange translation differences	0.3	(41.1)	0.3	(1.7)	(42.2)

Net increase in cash and cash equivalents	16.5	(440.2)	(66.9)	—	(490.6)
Cash and cash equivalents at beginning of period	57.9	572.9	174.1	—	804.9
Cash and cash equivalents at end of period	74.3	132.8	107.2	—	314.3

Consolidated Statement of Cash Flows for 2005

(in millions of EUR)	Parent	Guarantor subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated
Operating activities
Net profit	365.2	276.9	57.8	(329.8)	370.1
Adjustment for equity in earnings of subsidiaries	(335.4)	—	—	335.4	—
Adjustments for:
Depreciation and amortization –continuing operations	62.9	384.1	27.6	—	474.6
Depreciation and amortization –discontinued operations	—	—	8.7	—	8.7
Impairment – continuing operations	0.9	5.9	—	—	6.8
Impairment – discontinued operations	—	—	5.0	—	5.0
Provisions for losses on accounts receivable and inventory
Obsolescence	(0.1)	10.4	2.7	—	13.0
Share–based compensation	3.6	24.0	—	—	27.6
Income taxes	21.4	177.8	23.0	—	222.2
Finance costs	76.0	280.8	88.2	(116.6)	328.4
Income from investments	(4.7)	(13.5)	(103.9)	95.9	(26.2)
Other non–cash items	(1.2)	9.4	2.0	—	10.2
Changes in operating assets and liabilities
Inventories	4.4	(50.6)	5.4	—	(40.8)
Receivables	(2.3)	17.5	(20.3)	(21.1)	(26.2)
Prepaid expenses and other assets	(5.9)	(0.1)	2.2	1.4	(2.4)
Accounts payable	29.4	19.1	(3.3)	14.8	60.0
Accrued expenses and other liabilities	4.0	7.8	3.6	(2.1)	13.3
Provisions	(2.8)	(27.6)	4.5	—	(25.9)
Interest paid	(32.4)	(258.9)	(56.6)	45.7	(302.2)
Interest and dividends received	0.5	15.0	67.6	(58.3)	24.8
Income taxes paid	(29.6)	(184.5)	(24.6)	—	(238.7)

Net cash provided by operating activities	153.9	693.5	89.6	(34.7)	902.3

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(157.9)	(119.5)	(24.3)	126.2	(175.5)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed	—	—	—	—	—
Purchase of tangible and intangible assets (capital expenditures)	(117.3)	(459.0)	(59.8)	—	(636.1)
Sale of tangible and intangible assets	1.9	19.5	9.1	—	30.5
Dividends from investments under the equity method	63.5	—	—	(63.5)	—
Investment in debt securities	—	(0.6)	(52.1)	—	(52.7)
Sale and maturity of debt securities	—	3.0	46.5	—	49.5
Purchase of other financial assets	(48.5)	(6.2)	(288.9)	341.0	(2.6)
Sale and maturity of other financial assets	—	49.4	158.7	(171.4)	36.7
Settlement of derivative instruments	—	0.0	(6.4)	—	(6.4)

Net cash used in investing activities	(258.3)	(513.4)	(217.2)	232.3	(756.6)

Financing activities
Proceeds from the exercise of share warrants and stock options	54.2	97.0	7.5	(126.2)	32.5
Treasury shares purchased	(7.6)	(15.0)	—	—	(22.6)
Dividends paid	(105.3)	—	—	—	(105.3)
Dividends paid by subsidiaries to minority interests	—	(96.6)	(4.2)	100.8	—
Net escrow funding	—	11.9	—	—	11.9
Borrowing under long–term loans (net of financing costs)	302.6	2.5	62.8	(271.7)	96.2
Repayment of long–term loans	(61.6)	(11.2)	(10.9)	65.9	(17.8)
Repayment of lease obligations	(1.4)	(32.9)	(0.3)	1.3	(33.3)
Borrowings under short–term loans (> three months)	—	—	—	—	—
Repayment under short–term loans (> three months)	—	—	(29.9)	—	(29.9)
Addition to (repayment of) short–term loans (< three months)	(67.2)	—	32.0	34.9	(0.3)

Net cash provided by (used in) financing activities	113.7	(44.3)	57.0	(195.0)	(68.6)

Effect of foreign exchange translation differences	2.6	65.0	2.4	(2.6)	67.4

Net increase in cash and cash equivalents	11.9	200.8	(68.2)	—	144.5
Cash and cash equivalents at beginning of period	46.1	372.5	241.8	—	660.4
Cash and cash equivalents at end of period	57.9	572.9	174.1	—	804.9

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2004

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor subsidiaries	Elimination	Consolidated

Operating activities
Net profit	295.7	208.4	41.9	(244.2)	301.8
Adjustment for equity in earnings of subsidiaries	(239.0)	—	—	239.0	—
Adjustments for:
Depreciation and amortization – continuing operations	53.9	380.5	22.8	—	457.2
Depreciation and amortization – discontinued operations	—	—	12.1	—	12.1
Impairment – continuing operations	—	7.7	0.1	0.3	8.1
Impairment – discontinued operations	—	19.0	2.5	—	21.5
Provisions for losses on accounts receivable and inventory obsolescence	—	—	0.3	—	0.3
Share–based compensation	3.7	20.6	—	—	24.3
Income taxes		24.1	132.5	21.5	178.1
Finance costs	69.1	281.3	70.8	(95.3)	325.9
Income from investments	(43.8)	(7.8)	(106.6)	143.4	(14.8)
Other non–cash items	0.6	5.2	(0.4)	—	5.4
Changes in operating assets and liabilities
Inventories	16.8	52.5	5.9	—	75.2
Receivables	(28.9)	(7.1)	35.9	(6.5)	(6.6)
Prepaid expenses and other assets	(0.7)	(7.0)	(1.0)	3.2	(5.5)
Accounts payable	43.6	—	2.7	(19.1)	27.2
Accrued expenses and other liabilities	9.2	(10.1)	(15.1)	(1.0)	(17.0)
Provisions	(4.6)	(5.3)	2.8	—	(7.1)
Interest paid	(59.2)	(254.4)	(66.2)	89.0	(290.8)
Interest and dividends received	26.3	7.0	90.9	(106.9)	17.3
Income taxes paid	(34.1)	(87.2)	(2.1)	—	(123.4)

Net cash provided by operating activities	132.7	735.8	118.8	1.9	989.2

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(5.8)	(145.4)	(2.0)	2.1	(151.1)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed	0.3	—	1.8	—	2.1
Purchase of tangible and intangible assets (capital expenditures)	(83.3)	(331.4)	(79.3)	(0.1)	(494.1)
Sale of tangible and intangible assets	2.5	27.2	4.8	—	34.5
Dividends from investments under the equity method	43.0	—	—	(43.0)	—
Investment in debt securities	0.1	(2.1)	(23.7)	—	(25.7)
Sale and maturity of debt securities	—	1.9	(1.9)	—	—
Purchase of other financial assets	—	(49.6)	(1,557.9)	1.577.4	(30.1)
Sale and maturity of other financial assets	—	25.3	1,752.2	(1,755.0)	22.5

Net cash used in investing activities	(43.2)	(474.1)	94.0	(218.6)	(641.9)

Financing activities
Proceeds from the exercise of share warrants and stock options	49.7	(13.0)	5.5	(3.5)	38.7
Treasury shares purchased	(3.9)	(5.6)	—	—	(9.5)
Dividends paid	(92.7)	—	—	—	(92.7)
Dividends paid by subsidiaries to minority interests	—	(18.4)	(31.8)	48.7	(1.5)
Net escrow funding	—	9.2	—	—	9.2
Borrowing under long–term loans (net of financing costs)	336.9	—	24.5	(66.4)	295.0
Repayment of long–term loans	(25.4)	(52.7)	(3.6)	(33.4)	(48.3)
Repayment of lease obligations	(1.8)	(26.7)	(3.4)	1.2	(30.7)
Borrowings under short–term loans (> three months)	—	—	19.8	—	19.8
Repayment under short–term loans (> three months)	—	—	(5.0)	—	(5.0)
Addition to (repayment of) short–term loans (< three months)	(362.6)	—	(61.4)	203.3	(220.7)

Net cash provided by (used in) financing activities	(99.8)	(107.2)	(55.4)	216.7	(45.7)

Effect of foreign exchange translation differences	—	(31.6)	(0.7)	—	(32.3)

Net increase in cash and cash equivalents	(10.3)	122.9	156.7	—	269.3
Cash and cash equivalents at beginning of period	56.7	249.3	85.1	—	391.1
Cash and cash equivalents at end of period	46.1	372.5	241.8	—	660.4

43. Reconciliation of IFRS to U.S. GAAP and Presentation of Condensed Consolidated Financial Information Prepared in Accordance with U.S. GAAP

The consolidated financial statements have been prepared in accordance with IFRS. These reporting standards differ in certain significant respects from U.S. GAAP. These differences relate mainly to the items described below and are summarized in the following tables and affect both the determination of net income and shareholders’ equity.

a. Goodwill – Transition to IFRS

Delhaize Group elected the option in IFRS 1, “First Time Adoption of International Financial Reporting Standards” not to apply IFRS 3 “Business Combinations” retrospectively and did not restate business combinations that occurred before January 1, 2003. In accordance with IFRS 1, the carrying amount of goodwill in the opening IFRS balance sheet was the carrying amount under Belgian GAAP at the date of transition to IFRS (January 1, 2003), after the following adjustments:

- reclassification to goodwill of certain items recognized as specifically identifiable intangible assets under Belgian GAAP that do not qualify for recognition under IFRS (i.e., assembled workforce and distribution network), which is consistent with US GAAP;

- adjustment of goodwill by the amount of contingent adjustments to purchase consideration for a past business combination, when the contingency is resolved before the date of transition to IFRS;

- recognition of impairment losses upon testing goodwill for impairment at the date of transition to IFRS.

In addition, Delhaize Group elected to apply IAS 21 “The Effect of Changes in Foreign Exchange Rates” retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRS and recorded goodwill in the acquired company’s currency at the date of the business combinations, instead of the functional currency of the acquiring company, which is consistent with U.S. GAAP.

As a result, several of the reconciling items between Belgian GAAP and U.S. GAAP which relate to business combinations that occurred prior to January 1, 2003 remain under the IFRS to U.S. GAAP reconciliation.

a-1) Amortization of Goodwill

Under Belgian GAAP, goodwill was amortized over its useful life, not to exceed 40 years. Under IFRS, goodwill is not amortized. Therefore, Delhaize Group ceased to amortize goodwill on January 1, 2003. Under U.S. GAAP, Delhaize Group adopted SFAS 142 “Goodwill and Other Intangible Assets” on January 1, 2002 and ceased goodwill amortization. Adjustments of EUR 74.4 million, EUR 83.6 million and EUR 73.7 million to increase goodwill and minority interests in accordance with U.S. GAAP were recorded to reflect this one-year difference in ceasing the amortization of goodwill, at December 31, 2006, 2005 and 2004, respectively.

Prior to 1999, Delhaize Group’s policy, for Belgian GAAP purposes, was to amortize goodwill over a twenty-year period. Beginning in 1999,

Delhaize Group changed its Belgian GAAP policy for such goodwill to amortize goodwill acquired in conjunction with business combinations over its estimated useful life not to exceed forty years. This change in Belgian GAAP policy applied to both existing and new goodwill balances, although amounts previously amortized were not restated. Under U.S. GAAP, prior to the adoption of SFAS 142, Delhaize Group’s policy for goodwill acquired business combinations was to amortize goodwill over its estimated useful life, not to exceed forty years. As a result, an adjustment of EUR 7.3 million, EUR 8.1 million and EUR 7.0 million to increase goodwill under U.S. GAAP was recorded at December 31, 2006, 2005 and 2004, respectively.

a-2) Share Exchange

In 2001, Delhaize Group and Delhaize America completed a share exchange that resulted in Delhaize Group acquiring the minority interests of Delhaize America that Delhaize Group did not previously own. The determination of the consideration paid in connection with the share exchange differed under Belgian GAAP and U.S. GAAP. Under Belgian GAAP, consistent with IFRS, the shares that were issued were valued at EUR 56.00 per share, representing the share price on April 25, 2001, the date the share exchange was consummated. Under U.S. GAAP, the shares were valued at EUR 52.31 per share, representing the average of the share price three days before and three days after the date the share exchange agreement was signed, on November 16, 2000. Certain transaction expenses (i.e., stamp duties and notary fees related to the capital increase) were expensed under Belgian GAAP and were included in the purchase price under U.S. GAAP. Under Belgian GAAP, the payments made in 2001 by Delhaize Group, or Delhaize America, to repurchase Delhaize Group’s shares in the open market to satisfy Delhaize America employee stock option exercises, net of cash received from those employees, were recorded as part of the purchase price. These payments were excluded from the purchase price under U.S. GAAP. These differences in determining the amount of consideration paid affected the amount of goodwill recorded in the share exchange and the related amortization through January 1, 2002 (adoption date of SFAS 142). As a result, an adjustment of EUR 95.7 million, EUR 106.8 million and EUR 92.5 million to decrease goodwill under U.S. GAAP were recorded at December 31, 2006, 2005 and 2004 respectively.

a-3) Purchase Accounting Adjustment

Under Belgian GAAP, purchase accounting adjustments to goodwill were not permitted in subsequent years’ financial statements. Under U.S. GAAP purchase accounting adjustments are generally allowed for up to one year following the acquisition. Under U.S. GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002, which resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. The impact of the purchase accounting adjustments to increase goodwill amounted to EUR 18.8 million, EUR 17.1 million and EUR 11.0 million as of December 2006, 2005 and 2004, respectively.

a-4) Subsidiary Treasury Shares

Delhaize Group’s subsidiary, Delhaize America, initiated a stock repurchase program in 1995 through 1999 that resulted in an aggregate increase in Delhaize Group’s ownership interest in Delhaize America. Under Belgian GAAP, Delhaize Group recognized Delhaize America’s treasury share purchases as capital transactions. Under U.S. GAAP, acquisitions of stock held by minority shareholders of a consolidated subsidiary were accounted for using the purchase method of accounting in accordance with APB Opinion No. 16 “Business Combinations”, and resulted in an increase in goodwill of EUR 79.8 million between 1995 and 1999. At December 31, 2006, 2005 and 2004, the balance of goodwill related to these transactions was EUR 61.6 million, EUR 68.8 million and EUR 59.6 million, respectively. No repurchase of treasury shares has been made by Delhaize America under this program subsequent to 1999.

a-5) Hannaford Acquisition

When Delhaize America acquired Hannaford in 2000, Delhaize America issued fully vested options for its own common stock in exchange for Hannaford options held by employees of Hannaford. Under Belgian GAAP, the notional value of stock options was not recognized. Under U.S. GAAP, in accordance with FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree are considered to be part of the purchase price paid by the acquirer for the acquiree in a purchase business combination. The fair value of the Delhaize America awards was included as part of the purchase price of Hannaford under U.S. GAAP and goodwill recorded in connection with the Hannaford acquisition was increased by EUR 13.1 million, EUR 14.6 million and EUR 12.7 million at the end of 2006, 2005 and 2004, respectively.

b. Goodwill - Impairment

Under IFRS, goodwill is tested for impairment at the level of groups of cash generating units that represent the lowest level at which goodwill is monitored for internal management purposes. At the date of transition to IFRS, January 1, 2003, the impairment test of goodwill resulted in an impairment loss of the Kash n’ Karry goodwill. Under U.S. GAAP, goodwill is tested for impairment at the level of the reporting unit and no impairment was recorded for Kash n’ Karry.

c. Goodwill - Tax Adjustments

Under IFRS, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are recorded as an offset to income tax expense when there is a change in estimate regarding the realization of the deferred tax balance. Under U.S. GAAP, purchase accounting adjustments relating to income tax contingencies recorded subsequent to the original acquisition accounting are offset to goodwill. If goodwill is reduced to zero, the remaining amount first reduces other intangible assets, and any excess is recorded as an adjustment to income tax expense.

The favorable resolution of certain tax accruals that existed at the time of certain purchase accounting transactions are reflected as a reduction to tax expense for IFRS and a reduction to goodwill for U.S. GAAP. The adjustments were EUR 4.9 million, EUR 3.9 million and EUR 7.1 million to increase income tax expense under U.S. GAAP during 2006, 2005 and 2004, respectively.

d. Amortization of Trade Names

Under IFRS, Delhaize Group does not amortize intangible assets with indefinite lives. Upon first-time adoption of IFRS, this accounting policy was applied retrospectively to all trade names existing at the date of transition, on January 1, 2003. Under U.S. GAAP, Delhaize Group ceased amortizing intangible assets with indefinite lives, upon adoption of SFAS No. 142 on January 1, 2002. As a result, an adjustment to decrease the carrying amount of trade names in accordance with U.S. GAAP was recorded in the amount of EUR 6.7 million, EUR 7.5 million and EUR 6.5 million at December 31, 2006, 2005 and 2004, respectively.

e. Defined Benefit Plans

Under IFRS, Delhaize Group accounts for defined benefit plans in accordance with IAS 19 “Employee Benefits”. At the date of transition to IFRS on January 1, 2003, Delhaize Group recognized all existing unrecognized actuarial gains and losses. After January 1, 2003 Delhaize Group elected to recognize actuarial gains and losses in full in the statement of recognized income and expense in the period in which they occur (see Note 3). Actuarial gains and losses are not recognized in profit or loss in subsequent periods. Under U.S. GAAP, a new statement was issued in September 2006: SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires employers to recognize the funded status of a defined benefit plan as an asset or liability in its balance sheet, measured as the difference between the fair value of plan assets and the benefit obligation. In addition, SFAS No. 158 requires employers to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Amounts recognized in accumulated other comprehensive income are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of SFAS Nos. 87 and 106.

f. Share-based Payments

Under IFRS, Delhaize Group records share-based compensation expense related to stock options and restricted stock unit awards in accordance with IFRS 2 “Share-Based Payment” for all options and restricted stock unit awards granted but not fully vested at the date of transition to IFRS on January 1, 2003. Under U.S. GAAP, until December 31, 2004, Delhaize Group applied the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”), for grants of restricted stock unit awards and stock options. As of January 1, 2005, Delhaize Group adopted SFAS No. 123(R) “Share-Based Payment”. Under IFRS 2 and SFAS 123(R), compensation expense is based on the fair value of the share-based awards. Delhaize Group estimates the fair value using the Black-Scholes-Merton valuation model. Under APBO 25, compensation expense was based on the intrinsic value (i.e., the difference between the market price of the underlying share at grant date and the exercise price of the award). The retrospective transition provision of IFRS 2 and the modified prospective transition provision of SFAS 123(R) give rise to differences in the historical income statement for share-based compensation. Differences surrounding the effective date of application of the standards to unvested shares (i.e., using the straight-line method for U.S. GAAP and the graded method for IFRS, for options granted prior to January 1, 2005) give rise to both current and historical income statement differences in share-based compensation. As a result, adjustments were made to increase compensation expense in accordance with U.S. GAAP by EUR 2.8 million in 2006 and to decrease compensation expense in accordance with U.S. GAAP, in the amount of EUR 1.0 million and EUR 19.2 million in 2005 and 2004, respectively. Under IFRS, a tax benefit for tax deductible share-based payments is recognized in the operating statement at the lower of the cumulative realizable tax deduction at the balance sheet date based on the current share value and the tax effected cumulative share-based compensation expense. Any tax benefit in excess of that amount are recognized directly in equity. Under APBO 25, all tax benefits related to stock options are recorded directly in equity. Under SFAS 123(R), the equity pool from past stock option activity is considered when recognizing tax benefits through the operating statement. As a result, adjustments were recorded to increase income tax expense in accordance with U.S. GAAP by EUR 3.9 million, EUR 3.5 million and EUR 6.5 million, for 2006, 2005 and 2004, respectively.

g. Impairment of Assets

Under IFRS, Delhaize Group tests assets for impairment in compliance with IAS 36 “Impairment of Assets”, whenever events or circumstances indicate that impairment may exist. The Group has identified a store as a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to the higher of their value in use (i.e., projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount (i.e., higher of value in use or fair value less cost to sell). If impairment is no longer justified in future periods due to a recovery in assets’ fair value or value in use, the impairment loss is reversed. Under U.S. GAAP, Delhaize Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, Delhaize Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, Delhaize Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. The estimate of fair value considers prices for similar assets and the results of analyses of expected future cash flows using a discount rate commensurate with the risks involved. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For a depreciable asset, the new cost is depreciated over the asset’s remaining useful life. Reversal of previously recognized impairment losses is not permitted. The differences between impairment losses recognized under IFRS and U.S. GAAP result in different carrying amounts of fixed assets under IFRS and U.S. GAAP, and therefore in differences in depreciation expenses and gains or losses arising on disposals of fixed assets.

h. Taxes

Under IFRS, deferred tax liabilities are not recognized on tax-exempt reserves relating to capital gains realized in the past on the disposal of investments and real estate, which will be taxed only when distributed to shareholders. Under U.S. GAAP, such deferred tax liabilities are recognized.

i. Convertible Bond

In 2004, Delhaize Group issued a convertible bond in the amount of EUR 300 million. Under IFRS, Delhaize Group accounts for the convertible bond in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation”, and IAS 39 “Financial Instruments: Recognition and Measurement”. Accordingly, the convertible bond was recognized partly as a liability and partly as an equity instrument. Under U.S. GAAP, the convertible bond was recorded in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. Accordingly, the convertible bond was fully recognized as a liability.

j. Closed Store Provision

The timing for recognizing and the amount of closed store provisions under U.S. GAAP for stores closed prior to the adoption of SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” are different from IFRS. In addition, under IFRS, the provision for closed stores reflects the estimated settlement amount versus the market value used for U.S. GAAP. Estimated sublease income that is considered in recording the provision may differ from the market value approach when supermarket restrictions are placed on a closed store site to retain the customer base in the market in which a store has operated and has been closed. The discounting rules associated with long-term provisions are more prescriptive under IFRS than U.S. GAAP.

k. Disposal of a Foreign Operation

In 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic. Under both IFRS and U.S. GAAP, the assets and liabilities of Delvita were classified as held for sale, and an impairment loss was recorded to write down the fair value of Delvita to fair value less costs to sell. Under IFRS, in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, the accumulated exchange difference on a foreign operation is not taken into account when assessing impairment of assets to be disposed. Under U.S. GAAP, the cumulative translation adjustment is part of the basis of the asset held for sale and taken into account when assessing impairment of assets to be disposed. Therefore an adjustment was recorded to increase net income under U.S. GAAP by EUR 26.7 million, which represents the positive accumulated exchange difference relating to Delvita.

l. Other

“Other” primarily relates to finance leases. Under U.S. GAAP, finance leases for real estate are separated into the land and building components with the land component accounted for separately as an operating lease if the land represents 25% or more of the value of the leased asset. Under IFRS, the land component of finance leases is accounted for separately as an operating lease if it is material, which is defined by Delhaize Group as 10% or more of the total value of the leased property. In addition, Delhaize Group applies EITF 97-10 “The Effect on Lessee Involvement in Asset Construction”, by which a lessee should be considered the owner of a real estate project during the construction period if the lessee has substantially all of the construction period risks and sales-leaseback accounting should be considered. For U.S. GAAP, EITF 97-10 is applied on a prospective basis for new leases after the date of adoption. Under IFRS, this treatment is applied retrospectively to all finance leases existing at the date of transition to IFRS on January 1, 2003.

m. Tax Effects on U.S. GAAP Adjustments

Tax Effects of U.S. GAAP Adjustments — Net Income Reconciliation

The U.S. GAAP adjustments denoted by footnotes (c), (h) and (k) did not have tax consequences. Part of the U.S. GAAP adjustment denoted by footnote (a) was related to non-deductible amortization and impairment expense. The U.S. GAAP adjustment denoted by footnote (f) was related to share-based compensation. The tax effects relating to the remaining U.S. GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities. The approximate net effective tax rate on the total U.S. GAAP adjustments was 35%, 35% and 34% for the years ended December 31, 2006, 2005 and 2004, respectively.

Tax Effects of U.S. GAAP Adjustments — Shareholders’ Equity Reconciliation

The U.S. GAAP adjustments denoted by footnotes (b), (c), (h) and (k) did not have tax consequences. Part of the U.S. GAAP adjustments denoted by footnote (a) did not have tax consequences. The tax effects relating to the remaining U.S. GAAP adjustments were calculated at the prevailing statutory tax rates of the related entities as follows:

	December 31,
(in millions of EUR)	2006	2005	2004
Total amount of U.S. GAAP adjustments denoted by footnotes (a), (d), (e), (g), (i), (j), and (l)	62.3	103.3	60.6
Less non-taxable portion of footnote (a)	(74.1)	(84.2)	(73.0)

Total amount of taxable U.S. GAAP adjustments	(11.8)	(19.1)	(12.4)
Approximate net effective tax rate relating to the above Adjustments	31%	42%	23%
Resulting tax effect	3.7	(8.0)	2.9
Tax effect related to the U.S. GAAP adjustment denoted by footnote (f)	(8.6)	(6.8)	(9.1)
Valuation allowance	—	(1.8)	(2.0)

Total tax effect of U.S. GAAP adjustments on shareholders’ equity	(4.9)	(16.6)	(8.2)

Reconciliation to U.S. GAAP

Reconciliation to U.S. GAAP of net income and shareholders’ equity is as follows:

(in millions of EUR)	2006	2005	2004
Net income in accordance with IFRS	351.9	365.2	295.7

Items having the effect of increasing (decreasing) reported net income:
a. Goodwill—transition to IFRS	2.6	3.7	8.6
c. Goodwill—tax adjustments	(4.9)	(3.9)	(7.1)
e. Pension plans	(3.6)	(2.9)	(2.1)
f. Share-based payments	(2.8)	1.0	19.2
g. Impairment of assets	5.0	(0.2)	(7.0)
h. Taxes	—	(0.6)	0.4
i. Convertible bonds	5.6	5.3	3.4
j. Closed store provision	(1.8)	4.2	0.4
k. Disposal of a foreign operation	26.7	—	—
l. Other	0.1	(1.3)	1.0

Total U.S. GAAP adjustments before tax effects	26.9	5.3	16.8
m. Tax effects of U.S. GAAP adjustments	(3.9)	(6.8)	(8.1)

Net income in accordance with U.S. GAAP	374.9	363.7	304.4

(in millions of EUR)	2006	2005	2004
Shareholders’ equity in accordance with IFRS	3,525.2	3,565.9	2,842.2
Items having the effect of increasing (decreasing) reported shareholders’ equity:
a. Goodwill—transition to IFRS	79.6	85.4	71.5
b. Goodwill—impairment	59.6	66.6	57.7
c. Goodwill—tax adjustments	(15.0)	(11.6)	(6.5)
d. Amortization of trade names	(6.7)	(7.5)	(6.5)
e. Pension plans	2.8	46.6	25.0
g. Impairment of assets	4.3	0.1	(0.3)
h. Taxes	(17.0)	(17.0)	(16.5)
i. Convertible bonds	(14.5)	(20.1)	(25.4)
j. Closed store provision	4.3	6.8	2.0
l. Other	(7.5)	(8.0)	(5.7)

Total U.S. GAAP adjustments before tax effects	89.9	141.3	95.3
m. Tax effects of U.S. GAAP adjustments	(4.9)	(16.6)	(8.2)

Shareholders’ equity in accordance with U.S. GAAP	3,610.2	3,690.6	2,929.3

The following presents Delhaize Group’s condensed consolidated balance sheets and condensed consolidated statements of income prepared in accordance with U.S. GAAP reflecting all items discussed previously in this note and certain other reclassifications that do not affect net income or shareholders’ equity. The presentation of the consolidated statements of income relating to prior years has been restated to conform the presentation of results from discontinued operations to the presentation for the current year.

Condensed Consolidated Balance Sheets

	December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
ASSETS
Current Assets:
Cash and cash equivalents	299.7	799.6	656.9
Receivables	528.5	493.6	452.6
Inventories	1,333.2	1,414.1	1,215.5
Prepaid expenses	52.3	60.1	51.2
Deferred tax assets	2.3	—	7.9
Other assets	60.2	54.0	23.1
Assets classified as held for sale	151.1	—	—

Total current assets	2,427.3	2,821.4	2,407.2
Property and equipment	3,435.5	3,593.1	3,043.2
Goodwill	2,834.6	3,149.8	2,594.0
Other intangible assets	598.0	672.6	590.4
Investment in companies accounted for under the equity method	9.0	7.1	5.4
Deferred tax assets	4.7	—	0.4
Other assets	135.5	173.2	183.5

Total Assets	9,444.6	10,417.2	8,824.1

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities	2,450.4	2,830.6	1,934.1
Long-term borrowings	2,198.3	2,584.8	2,798.3
Capital lease obligations	618.4	673.9	575.5
Deferred tax liabilities	205.4	267.8	261.3
Other long-term liabilities	324.5	336.4	289.8

Total liabilities	5,797.0	6,693.5	5,858.9
Minority interests	37.4	33.1	35.9
Shareholders’ equity	3,610.2	3,690.6	2,929.3

Total Liabilities, Minority Interests and Shareholders’ Equity	9,444.6	10,417.2	8,824.1

Condensed Consolidated Statements of Income

	Year Ended December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
Sales and other revenues	19,155.3	18,278.2	17,523.0
Cost of sales	14,314.1	13,651.5	13,199.8

Gross profit	4,841.2	4,626.7	4,323.2
Selling, general, and administrative expenses	3,903.7	3,727.5	3,442.3
Operating income	937.5	899.2	880.9
Interest expense, net	264.3	280.5	289.3
Net gain (loss) from extinguishment of debt	—	—	(3.6)

Income before income taxes, minority interests and loss from discontinued operations	673.2	618.7	588.0
Income taxes	255.7	238.4	217.6
Income from companies accounted for under the equity method	2.0	1.6	1.4

Income before minority interests and loss from discontinued operations	419.5	381.9	371.9
Minority interests	8.2	4.4	6.4

Income before loss from discontinued operations	411.3	377.5	365.5
Loss from discontinued operations, net of tax	36.4	13.8	61.1

Net Income	374.9	363.7	304.4

Income from companies accounted for under the equity method primarily represents income from those investees of Delhaize Group that are proportionately consolidated under IFRS (see Note 41 to the consolidated financial statements). Under U.S. GAAP, these investments are accounted for using the equity method of accounting. At December 31, 2006, 2005 and 2004, there was one company (Lion Super Indo) proportionately consolidated under IFRS. The following footnote summarizes the income statement amounts of the investments proportionately consolidated under IFRS (amounts presented in accordance with IFRS):

	Year Ended December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
Net sales	66.1	55.7	55.2
Operating income	2.1	1.5	1.2
Net income	2.1	1.6	1.4
Cash flows from operating activities	1.9	2.4	2.0
Cash flows from investing activities	(2.0)	(0.4)	(1.1)
Cash flows from financing activities	—	(0.4)	—

Earnings Per Share

In accordance with SFAS No. 128 “Earnings per Share”, basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share reflects the dilution of basic earnings per share that would have occurred if all contingent issuances of ordinary shares or ADSs that would individually reduce earnings per share had taken place at the beginning of the period (or the date issued, if later).

The computation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 prepared in accordance with U.S. GAAP is as follows:

	Year Ended December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR, except number of shares and per share data)
Income before loss from discontinued operations	411.3	377.5	365.5
Loss from discontinued operations, net of tax	(36.4)	(13.8)	(61.1)
Net income	374.9	363.7	304.4

Interest expense on Convertible Bond, net of tax	6.1	6.1	4.1

Net income for diluted earnings	381.0	369.8	308.5

Weighted average number of ordinary shares outstanding (1)	94.9	93.9	92.7
Dilutive effect of employee stock options (1)	1.7	1.6	1.9
Dilutive effect of Convertible Bond (1)	5.3	5.3	3.5

Weighted average number of diluted ordinary shares outstanding	101.9	100.8	98.1

Basic Earnings Per Share:
Income before loss from discontinued operations	4.33	4.02	3.94
Loss from discontinued operations, net of tax	(0.38)	(0.15)	(0.65)
Net income	3.95	3.87	3.29

Diluted Earnings Per Ordinary Share:
Income before loss from discontinued operations	4.10	3.81	3.76
Loss from discontinued operations, net of tax	(0.36)	(0.14)	(0.62)

Diluted net income	3.74	3.67	3.14

(1)	In millions.

Approximately 962,000, 1,186,000 and 495,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share for the year ended December 31, 2006, 2005 and 2004, respectively, because the effect was antidilutive.

The weighted average number of diluted shares outstanding differs from the weighted average determined under IFRS in the years ended December 31, 2005 and 2004. This difference is a consequence of the application of a different amortization method for shared based compensation expenses for options granted until 2004 (i.e. straight-line method for U.S. GAAP versus the graded method for IFRS.)

Statement of Changes in Shareholders’ Equity

(in millions of EUR)	Total Shareholders’ Equity
Balances at January 1, 2004	2,895.8
Capital increase	31.2
Net income	304.4
Dividends declared	(92.6)
Change in cumulative translation adjustment	(227.7)
Changes in other comprehensive income	6.4
Repurchase of common stock	(9.5)
Net effect of stock option activity	20.7
Other	0.6

Balances at December 31, 2004	2,929.3

Capital increase	31.4
Net income	363.7
Dividends declared	(105.5)
Change in cumulative translation adjustment	453.9
Changes in other comprehensive income	4.8
Repurchase of common stock	(22.6)
Net effect of stock option activity	35.6
Balances at December 31, 2005	3,690.6

Capital increase	55.3
Net income	374.9
Dividends declared	(114.0)
Change in cumulative translation adjustment	(398.7)
Changes in other comprehensive income	(12.3)
Repurchase of common stock	(30.2)
Net effect of stock option activity	44.6
Balances at December 31, 2006	3,610.2

Statements of Comprehensive Income

	Year Ended December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
Net income in accordance with U.S. GAAP	374.9	363.7	304.4

Other comprehensive income:
Derivative instruments:
Reclassification adjustment recorded to net income, net of tax effect of EUR 1.9 million, EUR 2.5 million and EUR 2.7 million in 2006, 2005 and 2004, respectively	3.2	4.1	4.3
Unrealized gain on securities	(0.1)	0.1	0.3
Changes in unrealized foreign exchange gains and losses	(398.7)	453.9	(227.7)
Additional pension liability before adjustment to initially apply SFAS No. 158, net of tax effect of EUR 4.2 million, EUR 0.4 million and EUR 1.0 million in 2006, 2005 and 2004, respectively	6.7	0.6	1.8

Other comprehensive income (loss)	(388.9)	458.7	(221.3)

Comprehensive income (loss) in accordance with U.S. GAAP	(14.0)	822.4	83.1

Accumulated other comprehensive income, end of year:
Derivative instruments	(34.3)	(37.5)	(41.6)
Unrealized (loss) on securities	(0.4)	(0.3)	(0.4)
Unrealized foreign exchange gains and losses	(1,063.7)	(665.0)	(1,118.9)
Pension liability before adjustment to initially apply SFAS No. 158, net	(11.9)	(18.6)	(19.2)
Adjustment to initially apply SFAS No. 158, net of tax of EUR 11.9 million	(22.1)	—	—

Accumulated other comprehensive (loss), end of year	(1,132.4)	(721.4)	(1,180.1)

Presentation of Additional Financial Information in Accordance with U.S. GAAP

Long-Lived Asset Impairment and Disposal

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, Delhaize Group periodically evaluates the depreciation or amortization periods for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. Delhaize Group monitors the carrying value of its retail stores, its lowest level asset group for which identifiable cash flows are independent of other groups of assets and liabilities, for potential impairment based on projected undiscounted cash flows. If impairment is identified for retail stores, Delhaize Group compares the store’s estimated fair market value to its current carrying value and records provisions for impairment as appropriate. With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on Delhaize Group’s previous experience in the disposal of similar assets and current economic conditions. As a result, total pre-tax asset impairment charges of EUR 3.3 million, EUR 13.9 million and EUR 12.0 million were recorded in 2006, 2005 and 2004, respectively. These impairment charges were attributable to certain underperforming store assets that exceeded the estimated fair values associated with those store assets. In addition, EUR 13.4 million impairment charge was recorded in 2006, in connection with the agreement to sell Delvita, Delhaize Group Czech activities (See Note 5 to the consolidated financial statements). The assets and liabilities of Delvita have been classified as held for sale. The carrying value of assets to be disposed and that were classified as held for use because they do not meet the probability of sale within the one-year period criterion amounted to EUR 7.9 million, EUR 7.5 million and EUR 13.7 million, at December 31, 2006, 2005, and 2004, respectively.

Discontinued operations

Delhaize Group classifies operations as discontinued when the operations and cash flows have been eliminated from ongoing operations and there is no significant continuing operating activity. Delhaize Group believes operations are discontinued and cash flows are eliminated for a closed store if a relocation within the vicinity has not occurred. On January 1, 2005, the Company adopted the provisions of EITF 03-13 “Applying the Conditions in Paragraph 42 of SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets,’ in Determining Whether to Report Discontinued Operations”. In connection with this adoption, the Company updated its evaluation of its continuing involvement to consider expected continuing cash inflows as a result of a migration of revenues to stores within the vicinity.

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic, to the German retail group Rewe. Delhaize Group closed four underperforming Food Lion stores and 39 underperforming Food Lion and Kash n’ Karry stores during 2006 and 2004, respectively. In 2005, Delhaize Group sold its 11 stores in Slovakia. In 2004, Delhaize Group closed 36 underperforming Food Lion Thailand stores. In accordance with the provisions of SFAS 144, a portion of the costs associated with the closure of these stores and the related operating activity prior to closing for these stores, was recorded in “loss from discontinued operations, net of tax” in the Consolidated Statement of Income. Operating activity prior to closing for the discontinued stores is shown below:

	Year Ended December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
Sales and other revenues	291.4	306.5	372.4
Net income (loss)	0.9	(10.1)	(20.3)

During 2006, in accordance with SFAS 146, Delhaize Group recorded a EUR 33.3 million loss to discontinued operations (EUR 32.6 million after taxes). The loss included a EUR 31.6 million impairment loss related to Delvita and an initial reserve of EUR 1.7 million (EUR 1.0 million after taxes) for the closure of four underperforming Food Lion stores. Additional discontinued operation expenses not reserved totaled EUR 4.7 million after taxes for 2006.

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

The following table shows the reserve balances for discontinued operations as of December 31, 2006:

	Other Liabilities	Accrued Expenses	Total
	(All amounts are expressed in millions of EUR)
2004
Reserve balance at beginning of year	18.5	—	18.5
Additions	43.1	1.6	44.7
Utilizations	(17.1)	(1.6)	(18.7)
Translation adjustments	(3.6)	—	(3.6)

Reserve balance at end of year	40.9	—	40.9

2005
Reserve balance at beginning of year	40.9	—	40.9
Additions	—	—	—
Utilizations	(12.5)	—	(12.5)
Translation adjustments	5.7	—	5.7

Reserve balance at end of year	34.1	—	34.1

2006
Reserve balance at beginning of year	34.1	—	34.1
Additions	1.7	—	1.7
Utilizations	(3.9)	—	(3.9)
Translation adjustments	(3.5)	—	(3.5)

Reserve balance at end of year	28.4	—	28.4

Goodwill and Other Intangible Assets

Delhaize Group’s policy requires that an annual impairment assessment of goodwill and other indefinite lived intangible assets be conducted on the first day of the fourth quarter of each year, by comparing the book value of these assets to their current fair value. The annual impairment assessment resulted in no impairment charge in 2006, 2005 and 2004. In 2006, EUR 18.2 million goodwill associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less cost to sell. In calculating the impairment charge, the fair value of the intangible asset was estimated using a discounted cash flow methodology and the fair value of the reporting unit was estimated using a combination of a discounted cash flow methodology and market comparisons.

The carrying amount of goodwill and trade names (determined to have indefinite lives) is as follows:

	Goodwill	Trade names
	(All amounts are expressed in millions of EUR)
Balance at January 1, 2004	2,664.6	377.6
Acquisitions	137.7	—
Reduction of goodwill for tax adjustment	(7.1)	—
Translation effect	(201.2)	(27.5)

Balance at December 31, 2004	2,594.0	350.2

Acquisitions.	165.4	—
Reduction of goodwill for tax adjustment	(2.5)	—
Translation effect	388.8	54.1
Other	4.1	—

Balance at December 31, 2005	3,149.8	404.3

Amount classified as held for sale	(18.2)	—
Acquisitions and adjustments to initial purchase accounting.	(1.3)	—
Reduction of goodwill for tax adjustment	(4.7)	—
Translation effect	(297.8)	(42.2)
Other	6.8	—

Balance at December 31, 2006	2,834.6	362.1

At December 31, 2006, 2005 and 2004, Delhaize Group’s intangible assets with finite lives consisted of favorable lease rights, liquor licenses, prescription files, and developed software. The components of its intangible assets with finite lives are as follows:

	2006			2005			2004
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
	( all amounts are expressed in millions of EUR)
Favorable lease rights	251.2	(135.6)	115.6	299.3	(143.5)	155.8	262.4	(102.1)	160.3
Software	170.6	(78.0)	92.6	139.0	(61.7)	77.3	90.8	(38.0)	52.8
Other	44.4	(16.7)	27.7	51.3	(16.1)	35.2	38.8	(11.7)	27.1

Total	466.2	(230.3)	235.9	489.6	(221.3)	268.3	392.0	(151.8)	240.2

Amortization expense on intangible assets with finite lives was EUR 51.5 million, EUR 50.7 million and EUR 46.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Estimated amortization expense for intangible assets with finite lives for the five succeeding years is as follows (in millions of euro):

2007	45.2
2008	37.1
2009	28.7
2010	23.8
2011	16.0

Benefit Plans

See Note 23 for a description of the benefit plans and related disclosures.

Delhaize Group adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” effective in 2006. The following table summarizes the incremental effect of the adoption of SFAS No. 158 on individual line items in the Consolidated Balance Sheet at December 31, 2006:

	Prior to SFAS No. 158 Adoption	Impact of SFAS No. 158 Adoption - Increase (Decrease)	After SFAS No. 158 Adoption
	(All amounts are expressed in million of EUR)
Deferred tax liabilities	213.3	(12.6)	200.7
Other long-term liabilities	287.8	36.7	324.5
Total liabilities	5,772.9	24.1	5,797.0
Minority interests	39.4	(2.0)	37.4
Shareholders’ equity	3,632.3	(22.1)	3,610.2

The reconciliation of the funded status of the defined benefit pension plans with the amounts recognized in the statement of financial position, and the components of net periodic benefit costs, as determined under U.S. GAAP are presented in the table below.

	2006			2005			2004
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
	(all amounts are expressed in millions of EUR)
Benefit obligation at end of year	109.0	115.9	224.9	121.3	114.2	235.5	94.1	99.5	193.6
Fair value of plans’ assets at end of year	85.0	65.1	150.1	82.0	59.6	141.6	62.4	60.5	122.9
Unfunded status of the plans	(24.0)	(50.8)	(74.8)	(39.3)	(54.6)	(93.9)	(31.7)	(39.0)	(70.7)
Unrecognized prior service cost	—	—	—	0.7	1.6	2.3	0.3	1.6	1.9
Unrecognized actuarial loss	—	—	—	35.7	28.4	64.1	29.9	13.9	43.8
Unrecognized net transition obligation	—	—	—	—	0.7	0.7	—	0.8	0.8
Additional pension liability	—	—	—	(22.5)	—	(22.5)	(20.3)	—	(20.3)

Accrued benefit cost at end of year	(24.0)	(50.8)	(74.8)	(25.4)	(23.9)	(49.3)	(21.8)	(22.7)	(44.5)

Amounts recognized in the consolidated balance sheet:
Other long-term liabilities	(24.0)	(50.8)	(74.8)	(25.4)	(23.9)	(49.3)	(21.8)	(22.7)	(44.5)

Net amount recognized	(24.0)	(50.8)	(74.8)	(25.4)	(23.9)	(49.3)	(21.8)	(22.7)	(44.5)

Amounts recognized in accumulated other comprehensive loss:
Prior service cost	0.6	1.5	2.1	—	—	—	—	—	—
Net actuarial loss	20.7	22.7	43.4	—	—	—	—	—	—
Transition obligation	—	0.7	0.7	—	—	—	—	—	—
Additional pension liability	—	—	—	22.5	—	22.5	20.3	—	20.3

Net amount recognized	21.3	24.9	46.2	22.5	—	22.5	20.3	—	20.3

Components of net periodic benefit costs:
Service cost	7.9	4.9	12.8	6.7	4.5	11.2	5.8	4.4	10.2
Interest cost	6.1	4.1	10.2	5.9	4.2	10.1	5.7	4.7	10.4
Expected return on plans’ assets	(5.7)	(2.6)	(8.3)	(5.2)	(2.3)	(7.5)	(4.6)	(2.8)	(7.4)
Amortization of actual net loss	1.6	1.5	3.1	1.7	0.2	1.9	1.9	0.1	2.0
Amortization of prior service cost	0.1	0.1	0.2	—	0.1	0.1	—	0.1	0.1
Amortization of net transition obligation	—	0.1	0.1	—	0.1	0.1	—	0.1	0.1
Settlement loss/(gain) recognized	—	0.4	0.4	—	1.7	1.7	—	—	—
Net amount recognized	10.0	8.5	18.5	9.1	8.5	17.6	8.8	6.6	15.4

The amounts in accumulated other comprehensive loss as of December 31, 2006, that are expected to be recognized as components of net periodic benefit cost during 2007 are EUR 1.6 million net actuarial loss, EUR 0.2 million prior service cost and EUR 0.1 million transition obligation.

The aggregate accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were EUR 186.0 million and EUR 141.5 million, respectively, as of December 31, 2005, EUR 156.0 million and EUR 122.9 million, respectively, as of December 31, 2004.

Selected information related to the Delhaize Belgium defined benefit plan are as follows:

	2006	2005	2004
Projected benefit obligation	98.8	99.7	86.9
Accumulated benefit obligation	—	74.9	67.1
Fair value of plan assets	65.1	59.6	60.5

Income Taxes

The components of deferred income tax assets and liabilities are as follows:

	December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
Deferred tax assets:
Leases	52.0	78.6	62.3
Provision for store closings	34.5	63.0	52.4
Tax loss and tax credits carryforwards	55.6	52.7	47.2
Pension	21.9	10.6	13.5
Accrued expenses	39.9	32.1	43.4
Other	30.8	35.9	37.5

Total deferred tax assets	234.7	272.9	256.3
Valuation allowances	(57.5)	(68.0)	(50.4)

Total deferred tax assets	177.2	204.9	205.9

Deferred tax liabilities:
Depreciation and amortization	(316.5)	(419.7)	(402.5)
Inventories	(43.6)	(39.1)	(14.1)
Other	(19.4)	(19.3)	(44.8)

Total deferred tax liabilities	(379.5)	(478.1)	(461.4)

Net deferred tax liability	(202.3)	(273.2)	(255.4)

Net deferred income tax assets and liabilities were classified in the accompanying consolidated balance sheets prepared and presented in accordance with U.S. GAAP as follows:

	December 31,
	2006	2005	2004
	(All amounts are expressed in millions of EUR)
Current deferred tax assets	2.3	—	7.9
Non-current deferred tax assets	4.7	—	0.4
Current deferred tax liabilities	(3.9)	(5.4)	(2.4)
Non-current deferred tax liabilities	(205.4)	(267.8)	(261.3)

Net deferred tax liabilities	(202.3)	(273.2)	(255.4)

At December 31, 2006, Delhaize Group has provided a valuation allowance of EUR 57.5 million, of which EUR 41.1 million relate to tax loss carryforwards, which if unused would expire at various dates between 2007 and 2026, EUR 2.5 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 5.4 million relate to unused tax credits and EUR 8.5 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

Stock Based Compensation

See Note 28 for a description of the share-based incentive plans and related disclosures.

Prior to January 1, 2005, under U.S. GAAP, Delhaize Group accounted for its share-based incentive plans under the recognition and measurement principles of APBO 25. Delhaize Group elected to adopt SFAS No. 123R in the first quarter of 2005 using the modified prospective method.

The following table illustrates the effect on net income and earnings per share, on a U.S. GAAP basis, if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for 2004:

(in millions of EUR)	Year Ended December 31, 2004
Net income — as reported	304.4
Deduct: Total stock-based employee compensation expense determined using fair value based method (net of tax)	(14.1)

Net income — pro forma	290.3
Basic earnings per share — as reported	3.29
Basic earnings per share — pro forma	3.13
Diluted earnings per share — as reported	3.14
Diluted earnings per share — pro forma	3.00

Guarantor subsidiaries

The following tables show a reconciliation to U.S. GAAP of net income and shareholders’ equity of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group on a consolidated basis as of December 31, 2006, 2005 and 2004 and for the years then ended. See Note 42 for more information.

Net income for the year ended December 31, 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated

Net income in accordance with IFRS	351.9	317.8	(27.5)	(290.3)	351.9
Items having the effect of increasing (decreasing) reported net income:
a. Goodwill—transition to IFRS	2.6	3.6	(1.1)	(2.5)	2.6
c. Goodwill—tax adjustments	(4.9)	(4.9)	—	4.9	(4.9)
e. Pension plans	(3.6)	(1.8)	(0.2)	2.0	(3.6)
f. Share-based payments	(2.8)	(2.8)	—	2.8	(2.8)

g. Impairment of assets	5.0	(2.1)	7.1	(5.0)	5.0
h. Taxes	—	—	—	—	—
i. Convertible bonds	5.6	—	—	—	5.6

j. Closed store provision	(1.8)	(1.8)	—	1.8	(1.8)
k. Disposal of a foreign operation	26.7	—	26.7	(26.7)	26.7
l. Other	0.1	0.1	—	(0.1)	0.1

Total U.S. GAAP adjustments before tax effects	26.9	(9.7)	32.5	(22.8)	26.9
m. Tax effects of U.S. GAAP adjustments	(3.9)	(2.6)	0.1	2.5	(3.9)

Net income in accordance with U.S. GAAP	374.9	305.5	5.1	(310.6)	374.9

Shareholders’ equity as of December 31, 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated

Shareholders’ equity in accordance with IFRS	3,525.2	8,204.3	1,595.4	(9,799.7)	3525.2
Items having the effect of increasing (decreasing) reported shareholders ‘equity:
a. Goodwill—transition to IFRS	79.6	74.5	4.8	(79.3)	79.6
b. Goodwill—impairment	59.6	59.6	—	(59.6)	59.6
c. Goodwill—tax adjustments	(15.0)	(15.0)	—	15.0	(15.0)
d. Amortization of trade names	(6.7)	(6.7)	—	6.7	(6.7)
e. Pension plans	2.8	2.7	0.1	(2.8)	2.8
g. Impairment of assets	4.3	4.3	—	(4.3)	4.3
h. Taxes	(17.0)	—	(2.3)	2.3	(17.0)
i. Convertible bonds	(14.5)	—	—	—	(14.5)
j. Closed store provision	4.3	4.3	—	(4.3)	4.3
l. Other	(7.5)	(7.5)	—	7.5	(7.5)

Total U.S. GAAP adjustments before tax effects	89.9	116.2	2.6	(118.8)	89.9
m. Tax effects of U.S. GAAP adjustments	(4.9)	(9.7)	—	9.7	(4.9)

Shareholders’ equity in accordance with U.S. GAAP	3,610.2	8,310.8	1,598.0	(9,908.8)	3,610.2

Net income for the year ended December 31, 2005

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated

Net income in accordance with IFRS	365.2	276.9	52.9	(329.8)	365.2
Items having the effect of increasing (decreasing) reported net income:
a. Goodwill—transition to IFRS	3.7	4.6	(1.0)	(3.6)	3.7
c. Goodwill—tax adjustments	(3.9)	(3.9)	—	3.9	(3.9)
e. Pension plans	(2.9)	(1.4)	(0.2)	1.6	(2.9)
f. Share-based payments	1.0	1.0	—	(1.0)	1.0

g. Impairment of assets	(0.2)	(1.7)	1.5	0.2	(0.2)
h. Taxes	(0.6)	—	(0.5)	0.5	(0.6)
i. Convertible bonds	5.3	—	—	—	5.3

j. Closed store provision	4.2	4.3	—	(4.3)	4.2
k. Disposal of a foreign operation	—	—	—	—	—
l. Other	(1.3)	(1.3)	0.1	1.2	(1.3)

Total U.S. GAAP adjustments before tax effects	5.3	1.6	(0.1)	(1.5)	5.3
m. Tax effects of U.S. GAAP adjustments	(6.8)	(5.3)	(0.1)	5.4	(6.8)

Net income in accordance with U.S. GAAP	363.7	273.2	52.7	(325.9)	363.7

Shareholders’ equity as of December 31, 2005

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated

Shareholders’ equity in accordance with IFRS	3,565.9	8,709.8	1,522.6	(10,232.4)	3565.9
Items having the effect of increasing (decreasing) reported shareholders ‘equity:
a. Goodwill—transition to IFRS	85.4	79.3	5.9	(85.2)	85.4
b. Goodwill—impairment	66.6	66.6	—	(66.6)	66.6
c. Goodwill—tax adjustments	(11.6)	(11.6)	—	11.6	(11.6)
d. Amortization of trade names	(7.5)	(7.5)	—	7.5	(7.5)
e. Pension plans	46.6	18.2	3.9	(22.1)	46.6
g. Impairment of assets	0.1	7.1	(7.0)	(0.1)	0.1
h. Taxes	(17.0)	—	(2.3)	2.3	(17.0)
i. Convertible bonds	(20.1)	—	—	—	(20.1)

j. Closed store provision	6.8	6.7	—	(6.7)	6.8
l. Other	(8.0)	(8.0)	—	8.0	(8.0)

Total U.S. GAAP adjustments before tax effects	141.3	150.8	0.5	(151.3)	141.3
m. Tax effects of U.S. GAAP adjustments	(16.6)	(14.1)	(1.0)	15.1	(16.6)

Shareholders’ equity in accordance with U.S. GAAP	3,690.6	8,846.5	1,522.1	(10,368.6)	3,690.6

Net income for the year ended December 31, 2004

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated

Net income in accordance with IFRS	295.7	208.4	35.8	(244.2)	295.7
Items having the effect of increasing (decreasing) reported net income:
a. Goodwill—transition to IFRS	8.6	8.5	0.1	(8.6)	8.6
c. Goodwill—tax adjustments	(7.1)	(7.1)	—	7.1	(7.1)
e. Pension plans	(2.1)	(2.0)	(0.1)	2.1	(2.1)
f. Share-based payments	19.2	15.5	—	(15.5)	19.2

g. Impairment of assets	(7.0)	(5.6)	(1.3)	6.9	(7.0)
h. Taxes	0.4	—	0.4	(0.4)	0.4
i. Convertible bonds	3.4	—	—	—	3.4

j. Closed store provision	0.4	0.4	—	(0.4)	0.4
k. Disposal of a foreign operation	—	—	—	—	—
l. Other	1.0	1.0	0.3	(1.3)	1.0

Total U.S. GAAP adjustments before tax effects	16.8	10.7	(0.6)	(10.1)	16.8
m. Tax effects of U.S. GAAP adjustments	(8.1)	(7.5)	0.6	6.9	(8.1)

Net income in accordance with U.S. GAAP	304.4	211.6	35.8	(247.4)	304.4

Shareholders’ equity as of December 31, 2004

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Elimination	Consolidated

Shareholders’ equity in accordance with IFRS	2,842.2	7,262.5	1,378.7	(8,641.2)	2,842.2
Items having the effect of increasing (decreasing) reported shareholders ‘equity:
a. Goodwill—transition to IFRS	71.5	64.8	6.5	(71.3)	71.5
b. Goodwill—impairment	57.7	57.7	—	(57.7)	57.7
c. Goodwill—tax adjustments	(6.5)	(6.5)	—	6.5	(6.5)
d. Amortization of trade names	(6.5)	(6.5)	—	6.5	(6.5)
e. Pension plans	25.0	11.0	4.0	(15.0)	25.0
g. Impairment of assets	(0.3)	7.8	(8.1)	0.3	(0.3)
h. Taxes	(16.5)	—	(1.7)	1.7	(16.5)
i. Convertible bonds	(25.4)	—	—	—	(25.4)

j. Closed store provision	2.0	2.0	—	(2.0)	2.0
l. Other	(5.7)	(5.7)	(0.1)	5.8	(5.7)

Total U.S. GAAP adjustments before tax effects	95.3	124.6	0.6	(125.2)	95.3
m. Tax effects of U.S. GAAP adjustments	(8.2)	(12.5)	(0.9)	13.4	(8.2)

Shareholders’ equity in accordance with U.S. GAAP	2,929.3	7,374.6	1,378.4	(8,753.0)	2,929.3

Recently Issued Accounting Standards Not Yet Adopted

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. FIN 48 provides guidance for the recognition, derecognition and measurement in financial statements of tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns. FIN 48 requires an entity to recognize the financial statement benefit of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 requires that a liability established for unrecognized tax benefits must be presented as a liability and not combined with deferred tax liabilities or assets. The application of FIN 48 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. FIN 48 permits an entity to recognize interest related to tax uncertainties as either income taxes or interest expense. FIN 48 also permits an entity to recognize penalties related to tax uncertainties as either income tax expense or within other expense classifications. We have historically recognized interest and penalties, if any, related to tax uncertainties as income tax expense and expect to continue this treatment upon adoption of FIN 48. Delhaize Group will be required to adopt FIN 48 as of January 1, 2007, with any cumulative effect of the change in accounting principles recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of the adoption of FIN 48 and have not yet determined the effect on our earnings or financial position.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of evaluating the impact that the adoption of SFAS No. 157 will have on our financial statements.

In February 2007, FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115”. Under SFAS No. 159, Delhaize Group will be permitted to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of evaluating the impact that the adoption of SFAS No. 159 will have on our financial statements.

EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Registration Rights Agreement, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and Salomon Smith Barney Inc., Chase Securities Inc. and Deutsche Banc Alex. Brown, Inc., in their respective capacities as initial purchasers and as representatives of each of the other initial purchasers (Filed as Exhibit 10.3 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.6	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.7	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

Exhibit No.	Description
2.8	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., Llc, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.9	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.10	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee

2.12	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee

2.13	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group and The Bank of New York , as CDI Depositary

2.14	Purchase Agreement, dated as of June 18, 2007, by and among Delhaize Group, Bank of America Securities LLC and Merrill Lynch & Co.

2.15	Registration Rights Agreement, dated as of June 27, 2007, by and among Delhaize Group, Bank of America Securities LLC and Merrill Lynch & Co. as Initial Purchasers and certain Guarantors.

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit No.	Description
4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.7	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.8	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.3 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2006)

11.1	Delhaize Group Code of Business Conduct and Ethics, as revised effective December 31, 2005 (Filed as Exhibit F to Annex 5 to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K (File No. 333-13302) filed with the SEC on May 19, 2006 and incorporated by reference herein)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA / SC s.f.d. SCRL

Exhibit No.	Description
15.2	Delhaize Group Annual Report to Shareholders for 2006 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 7, 2007 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F