Form 20-F
period 2007-12-31
DELHAIZE GROUP
filed 2008-06-27
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

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

B. Craig Owens

Tel: +32 2 412 22 11

Fax: +32 2 412 22 22

Square Marie Curie 40

1070 Brussels, Belgium

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, without nominal value	100,280,507 (as of December 31, 2007)

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

GENERAL INFORMATION

References to “Delhaize Group” and to “our company,” “Group,” “we,” “us” and “our” in this annual report are to Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and its consolidated and associated companies, unless the context otherwise requires.

We are a food retailer headquartered in Belgium, which operates in seven countries and on three continents. We were founded in Belgium in 1867. As of December 31, 2007, we had a sales network (which includes company-operated, affiliated and franchised stores) of 2,545 stores and employed approximately 138,000 people. Our principal activity is the operation of food supermarkets in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. Such retail operations are primarily conducted through (i) our consolidated subsidiary, Delhaize America, Inc., which we refer to as Delhaize America, (ii) our businesses in Belgium, the Grand Duchy of Luxembourg and Germany, which we refer to collectively as Delhaize Belgium, and (iii) the business of Alfa-Beta Vassilopoulos S.A. in Greece. Our ordinary shares are listed under the symbol “DELB” on the regulated market Eurolist by Euronext Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com and www.delhaize.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize America, Inc., which is the holding company for our U.S. operations, ends on the Saturday nearest December 31. The results of operations of Delhaize America covered 52 weeks through December 29, 2007, December 30, 2006 and December 31, 2005 in our fiscal years ended December 31, 2007, 2006 and 2005, respectively. The results of operations of Cash Fresh in Belgium were included in our consolidated results prospectively from May 31, 2005, the date we acquired Cash Fresh. Delvita’s results of operations included in our year ended December 31, 2007 covered the period through May 31, 2007 and were classified as results from discontinued operations in all years presented. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, which consist of all companies over which we can exercise control. Our business in Belgium, the Grand Duchy of Luxembourg and Germany is collectively referred to as Delhaize Belgium.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of December 31, 2007, the accounting standards and interpretations endorsed by the EU are identical to the standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, only partially endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

The euro is our reporting currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.4721, the reference rate of the European Central Bank on December 31, 2007. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2 to the consolidated financial statements included in this document.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

Square Marie Curie 40

1070 Brussels, Belgium

+32-2-412-2211

www.delhaizegroup.com

i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this annual report, other than statements of historical fact, which address activities, events or developments that we expect or anticipate will or may occur in the future, including, without limitation, statements regarding the expansion and growth of our business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 about us that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “estimate,” “strategy,” “may,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Section B “Risk Factors” of Item 3 “Key Information” within this annual report. Other important factors that could cause actual results to differ materially from our expectations are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this annual report, which have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of December 31, 2007, the accounting standards and interpretations endorsed by the EU are identical to the standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, only partially endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this annual report.

The euro is our reporting currency. U.S. dollar amounts contained in the table below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.4721, the reference rate of the European Central Bank on December 31, 2007. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2007 USD	2007 EUR	2006 EUR	2005 EUR	2004 EUR	2003 EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	27,907	18,957	19,225	18,345	17,597	18,215

Operating profit	1,379	937	946	900	862	801
Profit before taxes and discontinued operations	891	605	671	603	558	294
Net profit	626	425	360	370	302	285
Net profit attributable to equity holders of the Group	604	410	352	365	296	279
Cash dividends paid (1)	193	131	113	105	93	81
Basic earnings per share	6.18	4.20	3.71	3.89	3.19	3.03
Diluted earnings per share	5.95	4.04	3.55	3.71	3.09	3.02

	Year Ended December 31,
	2007 USD	2007 EUR	2006 EUR	2005 EUR	2004 EUR	2003 EUR
	(in millions)
BALANCE SHEET DATA
Current assets	3,234	2,197	2,423	2,813	2,424	2,260
Total assets	12,987	8,822	9,295	10,254	8,702	8,766
Short-term borrowings	62	42	102	—	28	237
Long-term debt	2,815	1,912	2,170	2,546	2,773	2,719
Long-term obligations under finance lease	877	596	602	654	559	562
Share capital	74	50	48	47	47	46
Minority interests	72	49	36	30	32	29
Shareholders’ equity	5,339	3,627	3,525	3,566	2,842	2,775

	Year Ended December 31,
	2007 USD	2007 EUR	2006 EUR	2005 EUR	2004 EUR	2003 EUR
	(in millions, except store count and per share amounts)
OTHER DATA
Store count at period end	—	2,545	2,705	2,636	2,565	2,559
Weighted average number of shares outstanding at period end	—	97.7	94.9	93.9	92.7	92.1
Net cash provided by operating activities	1,372	932	910	902	989	875
Net cash (used in) investing activities	(927)	(630)	(722)	(757)	(642)	(508)
Net cash (used in) financing activities	(492)	(334)	(637)	(69)	(46)	(345)
Dividends per share (1)	2.12	1.44	1.32	1.20	1.12	1.00
Capital expenditures	1,073	729	700	636	494	463

(1)	We usually pay dividends once a year after our annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the actual dividend per Delhaize Group ADR paid by The Bank of New York, as depositary, to holders of Delhaize Group ADRs on the dividend payment date. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)
2007	1.44	2.23

2006	1.32	1.74

2005	1.20	1.53

Under Belgian law, we are required to contribute at least 5% of our annual profit to our statutory reserves until such reserve has reached an amount equal to 10% of our capital. Subject to this requirement, our Board of Directors may propose, at a shareholders’ meeting at which annual accounts are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution. In connection with the approval of our accounts, our shareholders may, at a general meeting, authorize a distribution of our net profits to shareholders from reserves, subject to the requirement of the contribution to the statutory reserve set forth in the first sentence of this paragraph.

The Bank of New York, as our depositary, holds the underlying ordinary shares represented by our ADSs. Each Delhaize Group ADS represents an ownership interest in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which has been deposited with the depositary. Because The Bank of New York holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and all holders from time to time of the Delhaize Group ADSs, sets forth the obligations of The Bank of New York. The Bank of New York will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10 “Additional Information” in this annual report. The Bank of New York will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

The euro is Delhaize Group’s reporting currency. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.4721 as of December 31, 2007 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on June 16, 2008 was $1.5472 per euro.

The table below shows the average noon buying rate of the euro from 2003 to 2007.

Year ended December 31,	Average Rate (1)
2007	1.3797
2006	1.2661
2005	1.2400
2004	1.2478
2003	1.1411

(1)	The average of the noon buying rates for euros on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
June 2008 (through June 16)	1.5731	1.5368
May 2008	1.5784	1.5370
April 2008	1.6010	1.5568
March 2008	1.5805	1.5195
February 2008	1.5187	1.4495
January 2008	1.4877	1.4574
December 2007	1.4759	1.4344

B. Risk Factors

The following discussion of risks should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity, the trading price of our securities and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. The risks and uncertainties described below are not the only ones that we may face. Additional risks and uncertainties not presently known to us, or that we currently do not consider significant, could also potentially impair our business, results of operations and financial condition. For additional information regarding forward-looking statements, see “Cautionary Note Concerning Forward-Looking Statements” included in this Annual Report.

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

We have substantial debt outstanding. At December 31, 2007, we had total consolidated debt outstanding of approximately €2.7 billion and approximately €0.9 billion of unused commitments under our revolving credit facilities. Our level of debt could:

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

We may borrow additional funds to support our capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above. For additional information on liquidity and leverage risk, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors can increase our cost of sales and operating, selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers.

The significance of the contributions of our U.S. operations to our revenues and the geographic concentration of our U.S. operations on the east coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that may impact that region.

During 2007, 69.9% of our revenues were generated through our U.S. operations. We depend in part on Delhaize America, the holding company grouping our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. If the east coast of the United States were to experience a general economic downturn, natural disaster or other adverse condition, our results of operations may suffer.

Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates as we plan to raise debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally-recognized credit rating agencies, particularly to a level below investment grade, could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A ratings downgrade could also impact our ability to grow our businesses by substantially increasing the cost of, or limiting access to, capital. Our senior unsecured debt ratings from Standard & Poor’s and Moody’s are investment grade.

A rating is not a recommendation to buy, sell or hold debt, inasmuch as the rating does not comment as to market price or suitability for a particular investor. The ratings assigned to our debt address the likelihood of payment of principal and interest pursuant to their terms. A rating may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating that may be assigned to our securities.

A competitive labor market may increase our costs.

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

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

Our operations are conducted primarily in the U.S., Belgium and Greece and to a lesser extent in Romania and Indonesia. The results of operations and the financial position of each of our entities outside the euro zone are recorded in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. As a result, exchange rate fluctuations between these foreign currencies (particularly the U.S. dollar) and the euro in connection with the translation of the operating income and the assets and liabilities of our subsidiaries outside the euro zone into euros for inclusion in our consolidated financial statements may have a material adverse effect on our consolidated financial statements as reported in euros.

Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, we are particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. We do not hedge the U.S. dollar translation exposure. We manage the currency translation risk resulting from the substantial portion of U.S. operations by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars.

We also face transaction risks from fluctuations in exchange rates between the various currencies in which we do business. Transactions that are most likely to result in exchange rate risks for us concern primarily dividends paid to us by our subsidiaries and cross-currency lending. For example, any dividends we receive from Delhaize America may be adversely affected by exchange rate fluctuations between the euro and the U.S. dollar. When appropriate, we will enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. subsidiaries and payment dates. Intra-group cross-currency lending not naturally offset will be generally hedged through the use of foreign exchange forward contracts or currency swaps. Any significant residual positions in currencies other than the functional currency of our operating companies will be generally hedged in order to reduce any remaining exchange rate fluctuation exposure.

If at the end of 2007, the U.S. dollar exchange rate had been $0.01 higher/lower and all other variables were held constant, our net profit would have increased/decreased by €2.0 million (2006: increase/decrease by €4.1 million). This is mainly attributable to our exposure to exchange rates on our revenues in U.S. dollars. For additional information on exchange rate fluctuations, see “Item 3. Key Information – A. Selected Financial Data – Exchange Rates.”

Various aspects of our business are subject to federal, regional, state and local laws and regulations in the U.S., Belgium and other countries, in addition to environmental regulations. Our compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect our ability to conduct our business as planned.

In addition to environmental regulations, we are subject to federal, regional, state and local laws and regulations in the U.S., Belgium and other countries relating to, among other things, zoning, land use, workplace safety, public health, community right-to-know, store size, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. In addition, under certain regulations, we are prohibited from selling alcoholic beverages in certain of our stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, collective bargaining, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. A number of laws exist which impose burdens or restrictions on owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

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

Significant disruptions in operations of our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of domestic and international suppliers. Our ability to find qualified suppliers who meet our standards and to access products in a timely and efficient manner is a significant challenge. Political and economic instability in the countries in which suppliers are located, the financial instability of suppliers, suppliers’ failure to meet our standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, competition for products from other retailers, the impact of adverse weather conditions, product quality issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These factors and other factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.

Natural disasters and geopolitical events costs could adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, and geopolitical events, such as civil unrest in a country in which we operate or in which our suppliers are located and attacks disrupting transportation systems, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the temporary closure of one or more stores and distribution centers, the temporary lack of an adequate work force in a market, the temporary decrease in customers in an affected area, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores within a country in which we are operating and the temporary reduction in the availability of products in our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

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

Our operations are dependent on information technology, or IT, systems, the failure or breach of security of any of which may harm our reputation and adversely affect our financial performance.

Many of the functions of our operations are dependent on IT systems, developed and maintained by internal experts or third parties. The failure of any of these IT systems may cause disruptions in our operations, adversely affecting our sales and profitability. We have business continuity plans in place to reduce the negative impact of such IT systems failures on our operations, but there is no assurance that these business continuity plans will be completely effective in doing so. If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our associates improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, identify theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation or our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-names.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, and during which we believe that customer credit and debit card data were stolen. Also affected are certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses, was accessed or obtained. Various litigation has been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the litigation and claims vigorously, we cannot predict the outcome of such litigation and claims. We cannot predict what actions governmental entities will take, if any, and what the consequences will be for us. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation.

A change in supplier terms could adversely affect our financial performance.

We receive allowances, credits and income from suppliers primarily for volume incentives, new product introductions, in-store promotions and co-operative advertising. Certain of these funds are based on our volume of net sales or purchases, growth rate of net sales or purchases and marketing programs. If we do not grow our net sales over prior periods or if we are not in compliance with the terms of these programs, there could be a material negative effect on the amount of incentives offered or paid to us by our suppliers. Additionally, suppliers routinely change the requirements for, and the amount of, funds available. No assurance can be given that we will continue to receive such incentives or that we will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. A reduction in, the discontinuance of, or a significant delay in receiving such incentives, as well as the inability to collect such incentives, could have a material adverse effect on our business, results of operation, and financial condition.

We are subject to antitrust and similar legislation in the jurisdictions in which we operate.

We are subject to a variety of antitrust and similar legislation in the jurisdictions in which we operate. In a number of markets, we have market positions which may make future significant acquisitions more difficult and may limit our ability to expand by acquisition or merger, if we wished to do so.

In addition, we are subject to legislation in many of the jurisdictions in which we operate relating to unfair competitive practices and similar behavior. We have been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require us to devote significant management resources to defending ourselves against such allegations. In the event that such allegations are proven, we may be subject to significant fines, damages awards and other expenses and our reputation may be harmed.

On April 24, 2007, representatives of the Conseil de la Concurrence/Raad voor de mededinging (Belgian competition authority), visited our offices in Zellik, Belgium, and requested that we provide to them specified documents. This request was a part of what appears to be a local investigation affecting several companies in Belgium in the retail sector. We understand that the investigation relates to prices of perfume, beauty products and other household goods. We have cooperated with the Belgian competition authority in connection with their requests for documentation and information and, as of the date of this filing, no statement of objections has been lodged against our company in relation to this matter. The maximum fine for violations of the related competition laws in Belgium is capped at ten percent of our company’s annual sales in Belgium. If the Belgian competition authority formally charges us with a violation of Belgian competition laws, our reputation may be harmed, and if a violation of such laws is proven we could be fined and incur other expenses, and there may be a material adverse effect on our financial condition and results of operations.

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

Our U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident, pharmacy claims and healthcare (including medical, pharmacy, dental and short-term disability). The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance

Company, an Irish reinsurance captive wholly-owned by us. The purpose for implementing the captive reinsurance program was to provide our U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through reinsurance contracts with Pride.

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

Self-insurance reserves of €110.9 million are included as liabilities on the balance sheet as of December 31, 2007. More information on self-insurance can be found in Note 23 to the consolidated financial statements included in this document.

Increasing costs associated with our defined benefit pension plans may adversely affect our results of operations, financial position or liquidity.

Most of our operating companies have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans. In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or us and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made.

We have defined benefit plans at Delhaize Belgium and Hannaford, supplemental executive retirement plans covering certain executives of Food Lion, Hannaford and Sweetbay, and a post-employment benefit at Alfa- Beta. In total, approximately 20% of our associates were covered by defined benefit plans at the end of 2007. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. At the end of 2007, the underfunding of our defined benefit plans amounted to €61.1 million, of which €60.0 million was recognized as a liability in the balance sheet. For additional information on our pension plans, please see Note 24 to the consolidated financial statements included in this document.

Risks Relating to Our Securities and Our Incorporation in Belgium

The trading price of our ADRs and dividends paid on our ordinary shares underlying the ADRs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.

Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of our ADRs and ordinary shares. Specifically, as the relative value of the euro to the U.S. dollar declines, each of the following values will also decline (and vice versa):

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

Despite our best efforts, the depositary may not receive voting materials for Delhaize Group ordinary shares represented by Delhaize Group ADRs in time to ensure that holders of Delhaize Group ADRs can either instruct the depositary to vote the shares underlying their ADRs or withdraw such shares to vote them in person or by proxy. In addition, the depositary’s liability to holders of Delhaize Group ADRs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of Delhaize Group ADRs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or our company if their shares are not voted as they have requested or if their shares cannot be voted.

We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Although provisions of Belgian company law resemble various provisions of the corporation laws of a number of states in the United States, principles of law relating to such matters as:

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

In addition, if a holder of our ordinary shares in registered form wishes to attend a general meeting, such holder must send to Delhaize Group’s registered office an attendance form evidencing his or her intent to exercise his or her rights at the meeting at least four business days prior to such meeting, and must remain the holder of such shares until the day after the meeting. A holder of our ordinary shares in bearer form must deposit the ordinary shares under which voting rights will be exercised with our registered office, or such other place as specified in the notice for the meeting, at least four business days prior to the applicable meeting. A holder of our ordinary shares in dematerialized form must provide notice of his or her intent to exercise his or her rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Similarly, a holder of our ADRs who gives voting instructions to the depositary must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by the depositary until the day after such meeting.

Belgian insolvency laws may adversely affect a recovery by the holders of amounts payable under our debt securities.

We are incorporated, and have our registered office, in Belgium and, consequently, may be subject to insolvency laws and proceedings in Belgium.

There are two types of insolvency procedures under Belgian law:

•	the judicial composition (concordat judiciare/gerechtelijk akkoord) procedure; and

•	the bankruptcy (faillite/faillissement) procedure.

Judicial Composition

A proceeding for a judicial composition may be commenced if either:

•	the debtor is temporarily unable to meet its payment obligations; or

•	if certain difficulties jeopardize the continuation of the debtor’s business which could lead to cessation of payments in the short run.

A debtor is only eligible for judicial composition if its financial position can be restructured and if economic recovery (i.e., a continuation of the business in the long-term) is possible. During an initial request period, the debtor cannot be dissolved and cannot be adjudicated into bankruptcy. The court can consider a preliminary suspension of payments during an initial period of six months, which can be extended by up to a maximum period of three months at the request of the company. As a rule, creditors cannot enforce their rights against the debtor’s assets during the period of preliminary suspension of payments, except in some limited circumstances, such as enforcement by a creditor of security created pursuant to the Belgian Act of December 15, 2004 on financial collateral.

Creditors have to file their claims within the period indicated in the judgment.

During the preliminary suspension period, the debtor must draw up an installment plan or a reorganization plan which must be approved by a majority of its creditors (having filed their claims with the court); who were present at a meeting of creditors and whose aggregate claims represent over half of all outstanding claims of the debtor. This plan will be approved by the court provided it does not violate public policy and that the company’s management offers sufficient guarantees of integrity. The plan will be binding on all creditors listed in the plan. The court can then award a final suspension of payments for a maximum period of 24 months as from the date of the judgment. This term can be extended by up to a maximum of 12 months. Enforcement rights of the tax administration or creditors whose claims are secured by an in rem right, such as a share pledge, are as a rule not bound by the plan. Such creditors may, as a result, enforce their security from the beginning of the final suspension period. Under certain conditions, enforcement by such creditors can be suspended for up to 18 months from the date that the court approves the plan.

Bankruptcy

A company which, on a sustained basis, has ceased to make payments and whose credit is impaired, will be deemed to be in a state of bankruptcy. Within one month after the cessation of payments, the company must file for bankruptcy. Bankruptcy procedures may also be initiated on the request of unpaid creditors or on the initiative of the public prosecutor.

Once the court decides that the requirements for bankruptcy are met, the court will establish a date before which claims for all unpaid debts must be filed by creditors. A bankruptcy trustee will be appointed to assume the operation of the business and to organize a sale of the debtor’s assets, the distribution of the proceeds thereof to creditors and the liquidation of the debtor.

Payments or other transactions (as listed below) made by a company during a certain period of time prior to that company being declared bankrupt (the “suspect period”) (période suspecte/verdachte periode) can be voided for the benefit of the creditors. The court will determine the date of commencement and the duration of the suspect period. This period starts on the date of sustained cessation of payment of debts by the debtor. The court can only determine the date of sustained cessation of payment of debts be a date earlier than the bankruptcy judgment if it has been requested to do so by a creditor proceeding for a bankruptcy judgment or if proceedings are initiated to that effect by the bankruptcy trustee or by any other interested party. This date can in principle not be earlier than six months before the date of the bankruptcy judgment. The ruling determining the date of commencement of the suspect period or the bankruptcy judgment itself can be opposed by third parties, such as other creditors, within 15 days following the publication of that ruling in the Belgian Official Gazette.

The rules on transactions which can or must be voided for the benefit of the bankrupt estate in the event of bankruptcy include the following:

•	Any transaction entered into by a Belgian company during the suspect period is ineffective if the value given to such creditors significantly exceeded the value the company received in consideration.

•	Security interests granted during the suspect period must be declared ineffective if they intend to secure a debt which existed prior to the date on which the security interested was granted.

•

Any payments (in whatever form, i.e. money or in kind or by way of set-off) made during the suspect period of any debt which was not yet due as well as all payments made during the suspect period other than with money or monetary instruments (checks, promissory notes, etc.) must be declared ineffective.

Following a judgment commencing a bankruptcy proceeding, enforcement rights of individual creditors are suspended. Creditors secured by in rem rights, such as share pledges, will regain their ability to enforce their rights under the security after the bankruptcy trustee has verified the creditors’ claims.

We are a Belgian company and most of our directors and many of our officers are not residents of the United States. As a result, a litigant may be unable to serve legal process within the United States or enforce in the U.S. judgments against us and our non-resident directors and officers.

We are a Belgian company and most of our directors and many of our officers are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, a litigant may be unable to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in U.S. courts against any of these non-resident persons or us based upon the civil liability provisions of the securities or other laws of the United States.

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

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of our ADRs which may involve it in expense or liability unless it is indemnified to its satisfaction. These provisions of the deposit agreement will limit the ability of holders of our ADRs to obtain recourse if Delhaize Group or the depositary fails to meet its respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.

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

As a non-U.S. issuer, we are not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Securities Exchange Act. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U. S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about U.S. domestic issuers in the U.S. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission, or SEC, we may publicly file our earnings reports later than U.S. issuers. We are required to file with the SEC annual reports on Form 20-F and reports on Form 6-K. We historically have filed current reports containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by U.S. domestic issuers.

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

ITEM 4. INFORMATION ON THE COMPANY

We are a food retailer headquartered in Belgium with operations in seven countries on three continents – North America, Europe and Asia. As of December 31, 2007, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,545 stores, and we employed approximately 138,000 people. In 2007, we recorded revenues of €19.0 billion and Group share in net profit of €410.1 million.

Our primary store format consists of retail food supermarkets, which represent approximately 95% of our sales network. Our sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, we engage in food wholesaling and non-food retailing of products such as pet products and prescriptions.

Delhaize Group S.A. is the parent company of the direct and indirect subsidiaries listed in Note 42 to the consolidated financial statements included in this document.

The following table sets forth, as of the dates indicated, our sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31,
	2007	2006	2005
United States (1)	1,570	1,549	1,537
Belgium (2)	738	843	808
Greece	159	148	135
Emerging Markets (3)	78	68	62
Discontinued Operations (4)	—	97	94

Total	2,545	2,705	2,636

(1)	Includes stores at December 29, 2007, December 30, 2006 and December 31, 2005.
(2)	Includes stores in Germany and the Grand Duchy of Luxembourg.
(3)	Includes Romania and Indonesia.
(4)	Includes Czech Republic (2005 and 2006).

Revenues (in millions of EUR)

	Year Ended December 31,
	2007	2006	2005
United States	13,259.2	13,772.8	13,314.3
Belgium	4,359.4	4,285.2	4,005.1
Greece	1,173.1	1,030.3	908.0
Emerging Markets (1)	165.5	136.9	117.9

Total	18,957.2	19,225.2	18,345.3

(1)	Includes Romania and 51% of Lion Super Indo (Indonesia).

Our operations are located primarily in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. In 2007, operations in the United States accounted for 69.9% of revenues. Operations in Belgium, the Grand Duchy of Luxembourg and Germany accounted for 23.0% of revenues. Operations in Greece accounted for 6.2% of revenues. Romania and Indonesia accounted for 0.9% of revenues in 2007.

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

We entered the United States in 1974, acquiring approximately 35% of Food Town Stores, Inc., a food retailer that operated 22 stores in the southeastern United States. In 1976, we increased our stake to 52%. In 1983, Food Town Stores, Inc. was renamed Food Lion, Inc. In December 1996, our U.S. operations were expanded when Food Lion acquired Kash n’ Karry. In July 2000, we acquired Hannaford Bros. Co, a supermarket chain operating in the Northeastern U.S. In October 2003, we acquired J.H. Harvey Co., a supermarket business operating in Georgia and

Florida, and added it to our U.S. store network. In November 2004, we acquired Victory Distributors, Inc., a 19-store business operating in Massachusetts and New Hampshire under the trade name Victory Super Markets, and added it to our U.S. store network and converted the stores to the Hannaford banner.

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

The 1990s were a period of international expansion outside of Belgium and the United States for our company. The following subsidiaries were integrated into our company in the following countries during this time: Delvita – Czech Republic (1991), Alfa-Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Since then, some of these businesses have been divested to focus our resources on better investment opportunities or because the activity had become non-strategic: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004), Delvita – Slovakia (2005) and Delvita – Czech Republic (2007).

In 2001, Alfa-Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa-Beta acquired 34 Plus Hellas stores and a brand new distribution center located in the North of Greece. In March 2008, we signed an agreement to acquire 14 La Fourmi stores in Bucharest. That transaction is expected to close in the second half of 2008.

Our principal executive offices are located at Square Marie Curie 40, 1070 Brussels—Belgium. Our telephone number at that location is +32 2 412 22 11. Our Internet address is www.delhaizegroup.com. The information on our website is not a part of this document.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities that exist in the supermarket industry in the geographical markets in which we operate. We seek to differentiate ourselves from our competitors through our competitive strengths, which include:

•

Leading market shares and strong brand recognition. We aim to be among the top three supermarket operators in terms of annual revenues in the markets in which we operate. We believe that our leading market shares result in distribution and advertising synergies, competitive buying conditions and allow us to maintain customer loyalty and strong brand recognition.

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

•

Track record of reducing leverage (i.e., debt to equity ratio). We have historically been able to generate free cash flow and reduce leverage in our balance sheet. This has been possible through our strong profitability, disciplined working capital management and selective investments.

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

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. We plan on continuing to invest in our store base during fiscal year 2008 by incurring approximately €775 million of capital expenditures at identical exchange rates (including $750 million for our U.S. operations), including renovations of existing stores and store support functions, particularly information technology and logistics.

•

Distribution capacity and efficiency. We currently operate 30 distribution centers that total approximately 13 million square feet. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•

Loyalty card programs. Revenues generated via loyalty card programs amounted to approximately 89%, 70% and 78% at Delhaize Belgium, Alfa-Beta and Food Lion respectively, during 2007. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

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

We have identified and implemented actions to drive our future sales, profitability and return on invested capital. The following five strategic principles serve as a guide for our initiatives:

•

Differentiated store concepts. We believe that only strong differentiation in leading store concepts can lead to long-term success and sustainable sales growth in food retail. That is why Food Lion, our largest company, has reinforced its fresh offering and private label assortment, invested in store remodelings and new concepts such as Bloom and Bottom Dollar and improved customer service. Hannaford, Delhaize Belgium and Alfa-Beta continue to develop an innovative variety of quality products and offer high customer service at competitive prices. During 2007, we finalized the conversion from Kash n’ Karry to Sweetbay Supermarket. This concludes a three-year program of store conversions to support our repositioning in West-Central Florida.

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

•

Offering an attractive workplace. Attracting and retaining skilled and motivated associates is key to our success. Therefore, we want to create an attractive professional environment. We offer a competitive compensation package based on local standards, opportunities for personal and professional development and associate recognition programs. In our recruiting and internal promotion practices, we put a high value on diversity.

•

Acting as a responsible corporate citizen. We aim to act as a responsible citizen towards the environment and the community within our local markets of operation. Our company supports the communities in which we operate through a wide range of initiatives and charitable contributions. We believe that we operate at a high standard of corporate governance and ethical business practices. We plan to issue a separate report on Corporate Responsibility in the second half of 2008.

B. Business Overview

As of December 31, 2007, we operated the following banners:

United States • Food Lion • Hannaford • Sweetbay Supermarket • Bloom • Bottom Dollar Food • Harveys • Reid’s	Belgium (a) • Delhaize “Le Lion” Supermarket • Cash Fresh • AD Delhaize • Delhaize City • Proxy Delhaize • Shop ‘n Go • Caddy-Home • Tom & Co.	Greece • Alfa-Beta • ENA • Shop & Go • Trofo Market • AB City • AB Food Market	Emerging Markets Indonesia • Super Indo Romania • Mega Image

(a)	Including 34 stores in the Grand Duchy of Luxembourg and four stores in Germany.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Reid’s and Harveys.

For the fiscal year ended December 31, 2007, we had revenues of €13.3 billion ($18.2 billion) in the United States. We were the third largest supermarket operator on the east coast of the United States for fiscal year 2007 based on sales. At the end of 2007, we employed approximately 108,000 people in the United States.

In 1974, we acquired a 35% shareholding in Food Town Stores, as Food Lion was called at that time. In 1976, we acquired a majority shareholding in Food Lion. Today, Food Lion stores are located from Delaware through Florida. Hannaford and Kash n’ Karry (which operates Sweetbay Supermarket) became wholly-owned subsidiaries of Delhaize America in 2000 and 1996, respectively, and are located respectively throughout New England and Florida. Harveys is located primarily in Georgia and Florida and has been consolidated into Delhaize America’s results since October 26, 2003. Bloom and Bottom Dollar Food stores can be found in the mid-Atlantic section of the United States and began operations in 2004 and 2005, respectively. We announced our Sweetbay initiative in 2004 and all stores are located in Florida. By August 2007, all Kash n’ Karry stores had all been remodeled and re-branded under the new brand Sweetbay Supermarket.

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In 2007, we opened or acquired 44 stores in the United States, consisting of 26 Food Lion stores, three Bloom stores, seven Hannaford stores, five Sweetbay stores and three Harveys stores. During 2007, we also closed 11 stores that were relocated and 12 other stores. As a result, as of December 31, 2007, we operated 1,570 supermarkets in 16 states in the eastern United States.

State	Food Lion (1)	Harveys	Bloom	Bottom Dollar Food	Hannaford	Sweetbay	Total
Delaware	17						17
Florida	30	7				106	143
Georgia	40	61					101
Kentucky	11						11
Maine					51		51
Maryland	68		7	4			79
Massachusetts					25		25
New Hampshire					30		30
New York					45		45
North Carolina	487		5	4			496
Pennsylvania	7						7
South Carolina	133	1	8				142
Tennessee	65						65
Vermont					14		14
Virginia	267		41	19			327
West Virginia	17						17
Total	1,142	69	61	27	165	106	1,570
Number of States	11	3	4	3	5	1	16

(1)	Includes 8 Reid’s stores

Banner	Average Store Size m2/ft2	Store Prototype Size m2/ft2
Food Lion, Bloom, Bottom Dollar and Reid’s	3,250/35,000	2,320/25,000 3,250/35,000 3,530/38,000
Harveys	1,950/21,000	1,950/21,000 3,250/35,000
Hannaford	4,500/48,400	3,250/35,000 4,370/47,000 5,110/55,000
Sweetbay Supermarket	4,220/45,400	3,940/42,400 4,090/44,000 4,550/49,000

In recent years, we have pursued a significant remodeling program in the United States to provide our customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2007, we remodeled 178 stores in the United States (including the stores touched by a market renewal), including 139 Food Lion stores, nine Hannaford stores and the remaining 30 Kash n’ Karry stores converted to Sweetbay Supermarket stores.

In 2007, Food Lion renewed its stores in the markets of Myrtle Beach, SC and Norfolk, VA, where it remodeled approximately 20 and 84 stores, respectively. During this market renewal process, 10 of the Norfolk market Food Lion stores were rebranded into Bottom Dollar Food and eight to the Bloom banner. This rebranding process was based on our commitment to better match stores to local demographics and shopping behavior (Food Lion, Bloom and Bottom Dollar Food). Remodeled stores received new interiors, new merchandising fixtures, expanded perishable offerings and changed product selections.

In 2004, Kash n’ Karry decided to focus its future development on its core markets on the west coast of Florida and, as a consequence, divested its operations on the east coast of Florida and in the Orlando region. As part of this new strategy, the remaining Kash n’ Karry stores have been remodeled and re-branded to Sweetbay Supermarket, a process finalized in the summer of 2007.

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

From time to time, we and our competitors engage in price competition in the United States, which can adversely affect operating margins. The major competitors of Food Lion are Wal-Mart, Kroger, Harris Teeter, Bi-Lo, Lowes Food and Save-A-Lot. The major competitors of Hannaford are Supervalu (Shaws), Price Chopper, Wal-Mart, DeMoulas (Market Basket) and Royal Ahold (Stop & Shop). The major competitors of Sweetbay are Publix, Winn-Dixie, Albertson’s and Wal-Mart.

In order to support decisions on the competitiveness of the pricing level, Delhaize Group’s operating companies have developed detailed systems to compare prices with the competition. In early 2007, Delhaize Belgium had its price comparison methodology certified by an independent consumer organization.

The opening of new stores is largely unconstrained by regulation in most of the states where Food Lion and Sweetbay operate. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the U.S. states in which we are active. Most of our U.S. stores are open 17 to 18 hours a day and seven days a week.

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private labels. Food Lion offers between 15,000 and 20,000 stock-keeping units (“SKUs”) in its supermarkets, Harveys between 15,000 and 20,000 SKUs, Bloom between 21,000 and 25,000 SKUs, Bottom Dollar Food between 6,500 and 8,000 SKUs, Sweetbay between 34,000 and 38,000 SKUs and Hannaford between 32,000 and 44,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. In 2007, Hannaford, Food Lion and Sweetbay continued the rollout of the organic and natural food department, Nature’s Place, in their stores. In Florida, our Sweetbay Supermarket concept strongly focuses on fresh products and specialty foods.

Private label products. Each of our principal U.S. banners offers its own line of private label products. The Food Lion, Hannaford and Sweetbay private label programs are consolidated into a single procurement program, enhancing the sales and marketing of the various private label brands, reducing the cost of goods sold for private label brands and strengthening the margins for these products. Revenues of private label products represented 17%, 18% and 16% of Food Lion’s, Hannaford’s and Sweetbay respective revenues in fiscal year 2007. As of December 31, 2007, Food Lion carried more than 2,500 private label SKUs, and Hannaford and Sweetbay each offered more than 3,000 SKUs under their private label program. In 2007, we started the roll out a common three-tier private label program in our U.S. operations, including a premium brand Taste of Inspirations, a house brand and a value line Smart Option as well as category-specific private label lines for organic products, general merchandise and prepared meals.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 78% of revenues at Food Lion in 2007. During the fiscal year ended December 31, 2007, approximately 7.9 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions.

Pharmacies. As of December 31, 2007, there were 75 pharmacies in Sweetbay stores, 21 pharmacies in Food Lion stores, seven in Bloom stores, 127 in Hannaford stores and 23 in Harveys stores.

Belgium, the Grand Duchy of Luxembourg and Germany

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales), providing our customers with quality products and services at competitive prices. In 2007, we had revenues of €4.4 billion in Belgium, the Grand Duchy of Luxembourg and Germany, an increase of 1.7% over 2006, due to comparable store sales growth of 1.6% and continued network expansion, despite the negative impact of the divestiture of the Di beauty and body care business. Our market share in Belgium decreased from 26.1% in 2006 to 25.7% in 2007 (source: A.C. Nielsen). At the end of 2007, we employed approximately 17,200 people in Belgium, the Grand Duchy of Luxembourg and Germany.

Sales network. In Belgium, the Grand Duchy of Luxembourg and Germany, our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which we sell wholesale goods). As of December 31, 2007, our sales network consisted of 738 stores in Belgium, the Grand Duchy of Luxembourg and Germany, an increase of 27 stores since 2006 when not taking into account the Di stores that were sold in 2007.

The network included 361 supermarkets under the Delhaize “Le Lion,” Cash Fresh and AD Delhaize banners, 251 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 126 pet food and products stores operated under the Tom & Co. banner. At the end of 2007, we operated 34 stores in the Grand Duchy of Luxembourg, as well as four stores in Germany (Aachen and Cologne) and one store in the north of France.

Supermarkets. The supermarkets that are company-operated in Belgium, the Grand Duchy of Luxembourg and Germany carry the Delhaize “Le Lion” banner. The number of company-operated supermarkets increased in 2007 from 132 to 139 and nine supermarkets were remodeled. A Delhaize “Le Lion” supermarket offers around 19,500 SKUs, depending on its size. The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom we sell our products at wholesale prices.

The AD Delhaize supermarkets have an average size of 1,130 square meters and offer 12,000 to 18,000 SKUs. In May 2005, we acquired 43 Cash Fresh stores in Belgium. At the end of 2007, 17 Cash Fresh stores remained to be converted into Delhaize banners. We intend to convert these remaining stores to our banners before the end of 2008.

Proximity stores. Our network of proximity stores in Belgium, the Grand Duchy of Luxembourg and Germany consists of 251 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are company-operated proximity stores targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters. Sixty percent of the approximately 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by telephone, fax and the Internet. As of December 31, 2007, Caddy-Home delivered in 17 cities throughout Belgium, offering approximately 5,500 SKUs to customers.

Specialty stores. Tom & Co. is a specialty chain focusing on food and accessories for pets. At the end of 2007, the large majority of the 126 Tom & Co. stores were operated under franchise agreements with independent operators. In the second quarter of 2007, we sold our Di beauty & body care business to NPM/CNP Group and Ackermans & van Haaren.

Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, we face competition from national retailers in Belgium, such as Colruyt and Mestdagh.

Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. From time to time, we and our competitors engage in price competition. Since 2002, we have focused in Belgium on providing consistently competitive prices supplemented with regular promotions.

Belgian law requires that permits be obtained for the opening and extension of stores exceeding certain sizes (always above 400 square meters selling area). In April 2006, Delhaize Belgium reinforced its convenience and service by opening its company–operated supermarkets half an hour earlier, at 8:30 a.m. instead of 9:00 a.m.

Assortment. Our supermarkets in Belgium, the Grand Duchy of Luxembourg and Germany sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and nonfood items such as health and beauty care and other household and personal products. Delhaize Belgium is also selling a basic offering of lottery and postal products in part of its network.

Management believes that we are a market leader in Belgium for prepared meals. In 2007, Delhaize Belgium sold approximately 23 million prepared meals and prepared meal components. In Belgium, we have also developed a large range of organic products. As of December 31, 2007, we offered more than 675 organic products in Belgium. In 2007, sales of organic products represented approximately 2.2% of our food sales in Belgium.

Private Label. In Belgium, we actively promote two different lines of private label products, including more than 6,000 different SKUs under the brands Delhaize and “365”. In 2007, private label sales under our brand accounted for more than 45% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private label products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private label brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2007, the “365” offering included approximately 500 SKUs in Belgium. During 2007, we rolled out a second pan-European private brand after “365,” called “Care”. The “Care” assortment includes a large variety of general merchandise and health and beauty products.

Loyalty Card. Since 1992, our stores in Belgium use a loyalty card known as the Plus Card, which was used by customers for approximately 89% of total sales in Delhaize “Le Lion” supermarkets in 2007. The Plus Card also provides benefits for shoppers at our other stores in Belgium. Since 1999, we have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Greece

Overview. In 2007, revenues of Alfa-Beta Vassilopoulos S.A., our Greek subsidiary, increased by 13.9% to €1.2 billion. Management believes the subsidiary is the second largest food retailer (in terms of sales) in Greece. Our shareholding in Alfa-Beta Vassilopoulos S.A. amounted to a 61.3% interest in the company at the end of 2007.

Sales network. In 2007, we increased the number of stores in Greece by 11 to a total of 159 at the end of 2007. As of December 31, 2007, Alfa-Beta directly operated 102 supermarkets under the Alfa-Beta banner, 10 cash & carry stores under the ENA banner and 11 AB City stores and served 36 affiliated stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2007, Alfa-Beta employed approximately 7,500 people.

Alfa-Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Since 2005, we have focused on expanding our company-operated and affiliated network. We also reinforced our consumer appeal by focusing on assortment, price competitiveness and service. In 2007, Alfa-Beta reduced the price of approximately 1,500 products to reinforce its competitive position. It also continued to expand its product range, including new private label items. It increased its service offering and executed a dynamic remodeling and store opening program. At the end of 2007, Alfa-Beta also offered approximately 3,000 products under its private brand.

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

In April 2008, Alfa-Beta acquired 34 Plus Hellas stores and a brand new distribution facility in the North of Greece. This acquisition will support Alfa-Beta’s expansion in an area where until recently it had only a limited presence. The Plus Hellas stores will be converted into Alfa-Beta banners.

Emerging Markets

Overview. In 2007, revenues in our Emerging Markets (Romania and Indonesia) increased by 20.9% to €165.5 million. In 2007, we grew the number of stores in our Emerging Markets by 10 to a total of 78 at the end of 2007.

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

Romania. We have owned 100% of Mega Image since 2004. As of December 31, 2007, Mega Image operated 22 supermarkets in Romania and employed approximately 1,250 people. In 2007, Mega Image focused on growth in its existing stores, and on organizational and operational improvements. Mega Image moved into a new distribution facility to increase efficiency and service levels to the stores. We believe that continued growth could be achieved through the improvement of its assortment, the further development of the “365” private label range of products and the strengthening of its price position. In March 2008, we signed an agreement to acquire 14 La Fourmi stores located in the capital of Romania, Bucharest. The deal is expected to close in the second half of 2008. All 14 La Fourmi stores will be converted into Mega Image stores.

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores at that time. We were operating 56 stores as of December 31, 2007, employing approximately 4,000 associates. We own 51% of Lion Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

C. Property

Store Ownership of Sales Network (as of December 31, 2007)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	135	694	741	—	1,570
Belgium	142	26	209	361	738
Greece	44	—	115	—	159
Emerging Markets	4	—	74	—	78

Total	325	720	1,139	361	2,545

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.

The majority of our company-operated stores are leased, mostly in the U.S. With the exception of 135 owned stores in the United States, as of December 31, 2007, Food Lion, Hannaford and Sweetbay Supermarket occupied various store premises under lease agreements providing for initial terms of up to 27 years, with renewal options generally ranging from 3 to 27 years. At the end of 2007, we owned 12 warehousing and distribution facilities (totaling approximately 960,000 square meters or approximately 10.3 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2007, we owned 142 of our stores (or 19.2% of our total sales network), owned six of our seven principal distribution centers and leased our three ancillary distribution centers. At December 31, 2007, we owned 44 stores and two distribution centers and leased 115 stores in Greece. At December 31, 2007, we owned four stores and one distribution center and leased 74 stores in our Emerging Markets segment.

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

Introduction

This discussion is intended to provide the reader with information that will assist the reader in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary causes for those changes, as well as how certain accounting principles affect our financial statements. The discussion also includes information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of our operations as a whole.

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2007, 2006 and 2005, included under Item 18 in this document. The consolidated financial statements referred to above were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of December 31, 2007, the accounting standards and interpretations endorsed by the EU are identical to the standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, only partially endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rates used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet related items; the daily average exchange rate for the year is used for income statement and cash-flow statement related items.

The results of operations of our company and those of our subsidiaries outside of the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize America, Inc., which is the holding company for our U.S. operations, ends on the Saturday nearest December 31. The results of operations of Delhaize America covered 52 weeks through December 29, 2007, December 30, 2006 and December 31, 2005 in our fiscal years ended December 31, 2007, 2006 and 2005, respectively. The results of operations of Cash Fresh in Belgium were included in our consolidated results prospectively from May 31, 2005, the date we acquired Cash Fresh. Delvita’s results of operations included in our year ended December 31, 2007 covered the period through May 31, 2007 and were classified as results from discontinued operations in all years presented. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, which consist of all companies over which we can exercise control. Our businesses in Belgium, the Grand Duchy of Luxembourg and Germany are collectively referred to as Delhaize Belgium.

Executive Summary

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong regional companies benefiting from and contributing to the Group’s strength, expertise and successful practices.

Our revenues are primarily generated through the sale of consumer products to retail, wholesale and affiliated customers. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and operational expenses, and overhead expenses.

Operations

At the end of 2007, our store network totaled 2,545 stores. We engage primarily in one line of business, the operation of retail food supermarkets. Our sales network also includes proximity and specialty stores, particularly in Europe. Most stores are company-operated. A limited number of stores are operated as affiliated or franchised stores.

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

Our operations are comprised of four geographical segments:

•

United States. Our U.S. business is the largest segment, accounting for 69.9% of our 2007 revenues. At the end of 2007, we operated 1,570 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Harveys and Reid’s.

•

Belgium. Belgium is our historical home market. At the end of 2007, our Delhaize Belgium sales network (including Belgium, the Grand Duchy of Luxembourg and Germany) consisted of 738 stores operated under different banners. The segment accounted for 23.0% of revenues for the year ended December 31, 2007. Effective June 30, 2007, we sold Di, the Belgian beauty and body care business to NPM/CNP Group and Ackermans & van Haaren. The Di network consisted of 132 company-operated and franchised stores.

•	Greece. We have been operating in Greece since 1992 through our subsidiary Alfa-Beta Vassilopoulos. At the end of 2007, Alfa-Beta’s sales network counted 159 stores, representing 6.2% of our revenues.

•

Emerging Markets. We have been operating in Central Europe and Southeast Asia since the 1990s. At the end of 2007, we operated 78 stores in our Emerging Markets segment (Romania and Indonesia), representing 0.9% of our revenues. In addition, we operated 97 stores in the Czech Republic until May 31, 2007, when we completed the sale of Delvita to Rewe Group.

The Food Retail Industry

We operate in the competitive food retail industry in North America, Europe and Southeast Asia. Our operating companies compete with traditional food retailers and other store formats that sell food products. The purchasing behavior of consumers is sensitive to economic conditions.

Our financial results, along with other retail companies, are influenced by various factors such as cost of goods, inflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

2007 Financial Results

In 2007, we had:

•	Revenues of €19 billion, a decrease of 1.4% compared to 2006 due to the weakening of the U.S. dollar;

•	Operating margin of 4.9%, comparable with 2006;

•	Net financial expenses of €332.7 million, including a €100.6 million one-time debt refinancing charge;

•	Profit from discontinued operations of €23.7 million compared with a loss of €65.3 million in 2006; and

•	Group share in net profit of €410.1 million, an increase of 16.5% compared with 2006.

In 2006, we reached an agreement to sell our underperforming Czech business, Delvita, to the German Rewe Group, for €100 million, subject to contractual adjustments. Delvita’s revenues were €287.6 million in 2006. On May 31, 2007, we completed the sale of Delvita to Rewe Group, after unconditional approval by the European antitrust authorities.

In March 2007, a binding agreement was reached with NPM/CNP Group and Ackermans & van Haaren to sell Di, our Belgian beauty and body care business. This transaction was approved by the European antitrust authorities on June 1, 2007 and was closed on June 30, 2007. Delhaize Group received an amount of €33.4 million in cash, subject to contractual adjustments. The Di network consisted of 132 company-operated and franchised stores, which contributed €95.5 million to Delhaize Group’s 2006 revenues.

Critical Accounting Policies

We have selected accounting policies that we believe are appropriate to accurately and fairly report our consolidated financial condition and results of operations. We apply those accounting policies in a consistent manner. We believe that the accounting policies discussed below are our critical accounting policies. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to the consolidated financial statements included in this document. The preparation of the consolidated financial statements in conformity with IFRS requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors that we believe to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist in our evaluation. Actual results may differ from these estimates under different assumptions and conditions. We believe the following accounting policies are critical because they involve the most significant judgments and estimates used in preparation of our consolidated financial statements.

Asset Impairment

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

Impairment losses are significantly impacted by estimates of future operating cash flows and estimates of fair value. We estimate future cash flows based on our experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair value based on our experience and knowledge of the real estate markets where our stores are located and also utilize an independent third-party appraiser in certain situations.

Although we believe the assumptions we use are reasonable, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows could have a significant impact on the determination of fair value and asset impairment amounts. A 2.0% increase in the sales growth assumption used in the cash flow projections would not have resulted in fewer stores identified for impairment but would have resulted in approximately €6.9 million lower asset impairment charges. A 2% decrease in the sales growth assumption used in the cash flow projections would not have resulted in additional stores identified for impairment but would have resulted in approximately €3.9 million additional asset impairment charges in 2007.

Goodwill and Intangible Assets

We conduct an annual impairment assessment for goodwill and indefinite lived intangible assets in the fourth quarter of each year and whenever events or circumstances indicate that impairment may have occurred.

The impairment test for goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

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

In connection with the annual goodwill impairment measurement, we determined that an increase of 2.0% in the discount rate would have resulted in a decrease in enterprise value of €2.1 billion as of December 31, 2007. The combination of a 2.0% decrease in discount rate and a 10% reduction in our projected future cash flows would have decreased the enterprise value by €3.0 billion at December 31, 2007. Using these assumptions to measure enterprise value, no impairment of goodwill would have been recognized.

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

Self Insurance

We are self-insured for workers’ compensation, general liability, vehicle accident and pharmacy claims in the United States. Our self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). Maximum retention, including defense costs per occurrence, ranges from $0.5 million to $1.0 million per accident for workers’ compensation, $5.0 million per accident for automobile liability, $3.0 million per accident for general liability and $2.0 million in excess of the primary $3.0 million general liability retention for pharmacy liability. Delhaize America is insured for costs related to covered claims, including defense costs, in excess of these retentions. The significant assumptions used in the development of the actuarial estimates are based upon our historical claims data, including the average monthly claims and the average duration between incurrence and payment.

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

Share-Based Payments

We have equity-settled share-based compensation plans covering employees in the United States and Europe. The fair value of the employee-related services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton option pricing model. The resulting cost is charged to the income statement over the vesting period of the related share-based award. Compensation expense is adjusted to reflect expected and actual levels of vesting.

The Black-Scholes-Merton option pricing model incorporates certain assumptions, which are our estimates of the risk-free interest rate, expected volatility, expected dividend yield and expected life of options, to arrive at a fair value estimate. We review our valuation assumptions at each grant date and, as a result, revise our valuation assumptions as appropriate to value share-based awards granted in future periods.

Based on the guidance in IFRS 2, “Share-based Payment,” we reassessed the expected volatility assumptions as of the grant date for stock options granted during 2007 and 2006. Expected volatility in 2007 and 2006 excludes a period of abnormal volatility (July 2002 to July 2003) that is not representative of expected future stock price behavior and is not expected to recur during the expected or contractual term of the options. We believe that this change results in a more accurate estimate of the grant date fair value of employee stock options. Using historical volatility, and excluding a period of abnormal volatility, the total fair value of the stock options granted in 2007 was approximately €21.1 million. If we had taken into account the abnormal volatility period, the total grant fair value would have increased by approximately €0.6 million.

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

By decreasing the discount rate by 2.0%, we determined that our estimate for closed store expenses for stores closed in 2007 would have increased by approximately €0.3 million. An increase of 2.0% in the discount rate would have decreased the estimate for closed store expenses for stores closed in 2007 by approximately €0.2 million.

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

Estimating certain rebates received from third-party vendors requires us to make assumptions and judgments regarding specific purchase or sales levels and to estimate related inventory turnover. We constantly review the relevant significant assumptions and estimates and make adjustments as necessary. Although we believe the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on future cost of sales.

Amounts owed to us under these arrangements are subject to credit risk. In addition, the terms of the contracts covering these programs can be complex and subject to interpretation, which can potentially result in disputes. We provide an allowance for uncollectible accounts and to cover disputes in the event that our interpretation of the contract terms differ from that of vendors and vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of the vendors, specific information regarding disputes and historical experience, and changes to these factors could impact these allowances.

Overview

During the year ended December 31, 2007, our revenues decreased 1.4% compared to revenues for the year ended December 31, 2006. During the year ended December 31, 2006, our revenues increased 4.8% over revenues for the year ended December 31, 2005. In 2007, there was a negative translation effect in our sales as a result of the depreciation of the average rate of the U.S. dollar against the euro by 8.4% compared to 2006. In 2006, the depreciation of the average exchange rate of the U.S. dollar against the euro was 0.9% compared to 2005. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of our subsidiaries to the euro, our reporting currency.

Delhaize Group ended 2007 with a sales network of 2,545 stores, taking into account the divestiture of 97 Delvita stores (Czech Republic) and 132 Di stores (Belgium) in 2007, and the net addition of 69 stores to continuing operations. At December 31, 2006, we had a sales network of 2,705 stores, or 69 more than the 2,636 stores in the network at December 31, 2005.

Net profit attributable to equity holders of our company (our company share in net profit) for the year ended December 31, 2007, increased by 16.5% compared with our company share in net profit for the year ended December 31, 2006. This increase was a result of a higher result from discontinued operations (profit of €23.7 million in 2007 versus a loss of €65.3 million in 2006) and a lower income tax rate, partly offset by higher net financial expenses. Our company share in net profit for the year ended December 31, 2006, decreased 3.6% compared with our company share in net profit for the year ended December 31, 2005. This decrease was a result of higher loss from discontinued operations and increased net profit attributable to minority interest partly offset by higher operating profit, lower net financial expenses and a lower tax rate.

Selected Results of Operations

	Year Ended December 31,
	2007	2006	2005
	(in millions of euros)
Revenues	18,957.2	19,225.2	18,345.3
Gross profit (1)	4,795.3	4,853.0	4,635.2
Other operating income	107.9	82.8	70.7
Selling, general and administrative expenses	(3,929.5)	(3,970.3)	(3,766.8)
Other operating expenses	(36.5)	(19.2)	(39.2)
Operating profit	937.2	946.3	899.9
Net financial expenses (2)	(332.7)	(275.7)	(296.5)
Profit before taxes and discontinued operations	604.5	670.6	603.4
Income tax expense	(203.7)	(245.0)	(223.8)
Net profit from continuing operations	400.8	425.6	379.6
Result from discontinued operations (net of tax)	23.7	(65.3)	(9.5)
Group share in net profit	410.1	351.9	365.2

(1)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2007		2006		2005
	€	%	€	%	€	%
	(in millions, except percentages)
United States	13,259.2	69.9	13,772.8	71.6	13,314.3	72.6
Belgium	4,359.4	23.0	4,285.2	22.3	4,005.1	21.8
Greece	1,173.1	6.2	1,030.3	5.4	908.0	5.0
Emerging Markets	165.5	0.9	136.9	0.7	117.9	0.6

Total	18,957.2	100.0	19,225.2	100.0	18,345.3	100.0

Revenues decreased 1.4% for the year ended December 31, 2007 compared to the corresponding period in 2006, due to the weakening of the U.S. dollar by 8.4% against the euro. At identical exchange rates, revenues increased by 4.9%. Revenue growth was also impacted by the sale of 132 Di stores in Belgium on June 30, 2007. Excluding revenues from Di stores, revenues grew by 5.2% at identical exchange rates. This growth was the result of a net increase in the sales network of 69 stores and a comparable store sales growth of 3.8% in the United States and of 1.6% in Belgium. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects. Revenues increased 4.8% for the year ended December 31, 2006 over the corresponding period in 2005. This increase was primarily the result of increased sales in the U.S., Belgium and Greece. Sales growth was also positively impacted by the acquisition of 43 Cash Fresh stores in Belgium (consolidated from May 31, 2005). Excluding the effect on revenues from the acquisition of the Cash Fresh stores, revenues grew by 5.0% at identical exchange rates. This growth was the result of a net increase in the sales network of 66 stores and a comparable store sales growth of 2.7% in the United States and of 2.8% in Belgium.

United States

Revenues decreased 3.7% for the year ended December 31, 2007 compared to the corresponding period in 2006. This decrease was a result of the weakening of the U.S. dollar by 8.4% against the euro. At identical exchange rates, revenues increased by 5.1%. Revenue growth was supported by comparable store sales growth of 3.8% and more store openings, particularly at Food Lion. Comparable store sales growth in the U.S. was driven by dynamic revenue growth at all three operating companies. Food Lion continued to benefit from its market renewal program and customer segmentation work. Hannaford posted strong revenue growth, supported by its competitive pricing and innovative strategy. Following the completion of the conversion work from Kash ‘n Karry to Sweetbay at the end of August 2007 and price investments that started during the summer months, Sweetbay’s revenue growth was strong in most of its stores in the second half of 2007. Delhaize Group opened or acquired 44 new stores in the U.S., closed 11 stores that were relocated and 12 other stores. This resulted in a net increase of 21 stores in 2007, bringing the total U.S. supermarkets to 1,570.

Revenues increased 3.4% for the year ended December 31, 2006 over the corresponding period in 2005. This increase was primarily a result of revenue growth of 4.4% at identical exchange rates and negative translation effects resulting from the 0.9% weaker U.S. dollar against the euro. The revenue growth of 4.4% was driven primarily by strong revenue performances at Food Lion and Hannaford. Food Lion’s strong revenues were supported by effective price, promotion and marketing initiatives, improved assortment and customer service, the success of the market and concept renewal initiatives and the store closings in 2005 by Winn Dixie, a major competitor of Food Lion. Hannaford’s strong revenues were supported by competitive pricing, a historical high of 14 store openings, the expansion of its private label categories, major price investments, particularly in the Massachusetts market, and its focus on health and wellness initiatives. Revenues at Sweetbay were negatively impacted by the intensive remodeling activity and the revenue weakness at the unconverted Kash n’ Karry stores. Comparable stores sales increased by 2.7%. During 2006, we had a net increase of 12 new stores and remodeled 147 supermarkets in the United States.

Belgium

Revenues increased by 1.7% for the year ended December 31, 2007 over the corresponding period in 2006. This increase was the result of a comparable store sales growth of 1.6% and the opening of 27 new stores, partly offset by the divestiture of 132 Di stores. Excluding the divestiture of the beauty and body care business Di, revenues would have grown by 2.9% in 2007.

Revenues increased by 7.0% for the year ended December 31, 2006 over the corresponding period in 2005. This result was due to the expansion of the sales network by 35 stores, successful sales initiatives and a strong focus on improving price positioning and perception resulting in a comparable stores sales increase of 2.8%.

Greece

Revenues increased by 13.9% for the year ended December 31, 2007 over the corresponding period in 2006, due to high comparable store sales growth and new store openings. In 2007, the number of stores in Greece increased by 11 to a total of 159 stores.

Revenues increased by 13.5% for the year ended December 31, 2006 over the corresponding period in 2005, driven by strong comparable store sales growth and the high number of store openings. At December 31, 2006, we had 148 stores in Greece, an increase of 13 stores compared with 2005.

Emerging Markets (Romania and Indonesia)

Revenues increased by 20.9% for the year ended December 31, 2007 over the corresponding period in 2006 due to the continued good revenue performance in both countries. At the end of 2007, the sales network in the Emerging Markets consisted of 78 stores.

Revenues in the Emerging Markets increased by 16.1% for the year ended December 31, 2006 over the corresponding period in 2005. This result was due to the continued good sales performance in both countries. In 2006, the sales network in the Emerging Markets increased by six stores to a total of 68 stores.

Gross Profit

	Year Ended December 31,
	2007		2006		2005
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,636.4	27.4	3,749.3	27.2	3,615.3	27.2
Belgium	860.0	19.7	850.3	19.8	800.2	20.0
Greece	268.7	22.9	228.6	22.2	199.5	22.0
Emerging markets	30.2	18.3	24.8	18.1	20.2	17.1

Total	4,795.3	25.3	4,853.0	25.2	4,635.2	25.3

Gross profit decreased by 1.2% for the year ended December 31, 2007 compared to the corresponding period in 2006 (increase of 5.7% at identical exchange rates). Gross margin increased from 25.2% in 2006 to 25.3% in 2007. In the U.S., gross margin increased from 27.2% to 27.4% due to an improvement in the sales mix at Food Lion, primarily through a higher sales mix in fresh sales and more private label sales, margin optimization at Food Lion and better inventory results at Hannaford. These improvements more than offset price investments at Hannaford and Sweetbay. At Delhaize Belgium, gross margin declined to 19.7% of revenues due to price investments and the conversion of company-operated Cash Fresh stores to affiliated stores.

Gross profit increased by 4.7% for the year ended December 31, 2006, over the corresponding period in 2005 (5.4% at identical exchange rates). Gross margin decreased slightly to 25.2% in 2006, compared to 25.3% in 2005. In the U.S., gross margin remained stable at 27.2% due to lower inventory losses, continued margin management and price optimization at Food Lion, and an improvement in the sales mix offset by targeted investments in price competitiveness in all companies. Delhaize Belgium’s gross margin decreased to 19.8% in 2006, compared to 20.0% in 2005 due primarily to higher inventory losses and investments in price competitiveness.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income increased by 30.3% to €107.9 million for the year ended December 31, 2007 compared to the corresponding period in 2006. This increase is mainly due to an €8.2 million gain on the disposal of idle real estate property at Hannaford, €7.9 million gains on the sale of Cash Fresh stores to independent owners and higher recycling income that can be attributed mainly to an increase in the price of recycled paper.

Other operating income amounted to €82.8 million for the year ended December 31, 2006, an increase of 17.1% compared to the corresponding period in 2005. The increase in 2006 primarily related to higher in store advertising and to litigation settlement income resulting from the favorable outcome in the Visa Check / MasterMoney antitrust litigation.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2007		2006		2005
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	2,918.8	22.0	3,009.3	21.8	2,890.0	21.7
Belgium	720.0	16.5	700.1	16.3	646.2	16.1
Greece	220.8	18.8	199.7	19.4	177.5	19.6
Emerging markets	27.1	16.4	25.2	18.4	19.9	17.0
Corporate (unallocated)	42.8		36.0		33.2

Total	3,929.5	20.7	3,970.3	20.7	3,766.8	20.5

Selling, general and administrative expenses (“SG&A”) decreased by 1.0% for the year ended December 31, 2007 compared to the corresponding period in 2006 (increase of 5.7% at identical exchange rates). SG&A as a percentage of revenues were stable at 20.7%. In the U.S., SG&A as a percentage of revenues increased from 21.8% to 22.0% due to increased payroll expenses related primarily to the $19.5 million retirement and profit sharing plan adjustment in 2006 and higher advertising expenses to support our various sales initiatives and higher fuel prices. In Belgium, SG&A increased from 16.3% to 16.5% of revenues due to the weak sales momentum. SG&A decreased as a percentage of revenues in Greece and the Emerging Markets as a result of good sales momentum.

SG&A increased by 5.4% for the year ended December 31, 2006 over the corresponding period in 2005 (6.1% at identical exchange rates). SG&A as a percentage of revenues increased to 20.7% in 2006 from 20.5% in 2005. In the United States, SG&A increased slightly from 21.7% in 2005 to 21.8% of sales in 2006 due to higher costs for the conversion of Kash n’ Karry stores to Sweetbay, increased utility and fuel expenses and higher medical costs partly offset by cost control. In Belgium, SG&A as a percentage of revenues increased from 16.1% in 2005 to 16.3% in 2006 due to expenses related to the integration of Cash Fresh and higher depreciation.

Beginning in 2008, we have changed our cost allocation policy affecting the segment allocation in SG&A. For further information, see Note 6 to the consolidated financial statements included in this document.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment and impairment losses and store closing expenses.

Other operating expenses increased by 90.1% for the year ended December 31, 2007 over the corresponding period in 2006. The increase of €17.3 million in 2007 is mainly due to a €13.6 million impairment charge at Sweetbay in the fourth quarter related to an adjustment of the carrying value of 25 stores. Delhaize Belgium recorded a €5.3 million charge related to the conversion of Cash fresh stores.

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

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by geographic segment:

	Year Ended December 31,
	2007		2006		2005
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	746.1	5.6	765.4	5.6	724.4	5.4
Belgium	179.0	4.1	183.8	4.3	183.0	4.6
Greece	51.5	4.4	32.8	3.2	24.2	2.7
Emerging Markets	3.8	2.3	0.3	0.2	0.6	0.5
Corporate (unallocated)	(43.2)		(36.0)		(32.3)

Total	937.2	4.9	946.3	4.9	899.9	4.9

Our operating margin for the year ended December 31, 2007 remained stable at 4.9%, compared to the corresponding period in 2006. The operating margin of the U.S. operations was also stable compared to 2006. Gross margin improvements were offset by increased payroll, advertising and fuel expenses. The operating margin of the Belgian operations decreased from 4.3% in 2006 to 4.1% in 2007 due to price investments and the conversion of Cash Fresh stores to Delhaize banner stores. In 2007, the operating margin of the Greek operations increased to 4.4% compared to 3.2% in 2006 due to excellent revenue growth, sourcing optimization, lower inventory losses and good cost control. The operating margin of the Emerging Markets segment increased from 0.2% in 2006 to 2.3% in 2007 as a result of good revenue performance and cost control.

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

Operating profit decreased by 1.0% to €937.2 million for the year ended December 31, 2007 compared to the corresponding period in 2006. At identical exchange rates, operating profit grew by 6.3%.

Operating profit increased by 5.2% to €946.3 million for the year ended December 31, 2006 compared to the corresponding period in 2005 due to the increase in sales. At identical exchange rates, operating profit grew by 5.9%.

Net Financial Expenses

	Year Ended December 31,
	2007		2006		2005
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	347.2	1.8	295.6	1.5	322.6	1.8
Income from investments	14.5	0.1	19.9	0.1	26.1	0.1

Net financial expenses	332.7	1.8	275.7	1.4	296.5	1.6

Net financial expenses during the year ended December 31, 2007 increased 20.7% over the corresponding period in 2006 and represented, as a percentage of revenues, 1.8% in 2007 and 1.4% in 2006. The increase was primarily due to a €100.6 million charge related to the debt refinancing performed in the second quarter of 2007. Without this charge, net financial expenses decreased by 15.8% due to the positive impact of the 2007 debt refinancing transaction and to major debt repayments made in the first half of 2006.

Net financial expenses during the year ended December 31, 2006 decreased 7.0% over the corresponding period in 2005 and represented, as a percentage of revenues, 1.4% in 2006 and 1.6% in 2005. Net financial expenses decreased due to the positive impact of major debt repayments made in the first half of 2006.

Income Tax Expense

	Year Ended December 31,
	2007		2006		2005
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	203.7	33.7%	245.0	36.5%	223.8	37.1%
Income tax expense from discontinuing operations	(0.6)		(2.8)		(1.6)

Total income tax expense	203.1	32.4%	242.2	40.2%	222.2	37.5%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 33.7%, 36.5% and 37.1% for the years ended December 31, 2007, 2006 and 2005, respectively. The decrease of the effective tax rate for continuing operations for the year ended December 31, 2007 compared to the corresponding period in 2006 was primarily due to the favorable impact of the debt refinancing, the absence of a dividend payment by Delhaize America in 2007 and a tax refund received in the first quarter of 2007. The decrease of the effective tax rate for continuing operations for the year ended December 31, 2006 compared to the corresponding period in 2005 was mainly due to company tax benefits related to the exercise of employee stock options in the U.S.

The effective tax rate (including discontinued operations) was 32.4%, 40.2% and 37.5% for the years ended December 31, 2007, 2006 and 2005, respectively. The decrease of the effective tax rate for the year ended December 31, 2007 compared to the corresponding period in 2006 is due to the favorable impact of the debt refinancing, the absence of a dividend payment by Delhaize America in 2007, a tax refund received in the first quarter of 2007 and the non-taxable €22.5 million gain recorded in 2007, upon the closing of the sale of Delvita (versus a €64.3 million non-deductible loss recorded in 2006). The increase of the effective tax rate for the year ended December 31, 2006 over the corresponding period in 2005 is due to the €64.3 million non-deductible impairment loss recorded in 2006, related to the planned sale of our Czech operations.

We continue to experience tax audits in jurisdictions where we do business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in audit and assessment activity during

2007, 2006 and 2005 financial years in the United States, during 2006 and 2005 financial years in Greece and during 2007 and 2006 financial years in Belgium. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Result from Discontinued Operations

In 2007, the result from discontinued operations, net of tax, amounted to a profit of €23.7 million mainly due to the €22.5 million gain (including a positive accumulated foreign currency translation adjustment of €23.7 million) recorded as part of the closing of the sale of Delvita in the second quarter of 2007.

The result from discontinued operations, net of tax, amounted to a loss of €65.3 million for the year ended December 31, 2006, compared to a loss of €9.5 million for the corresponding period in 2005. In 2006, the result from discontinued operations included a €64.3 million impairment loss related to the planned sale of the Czech operations.

Net Profit Attributable to Equity Holders of Delhaize Group

The positive result from discontinued operations and the lower income tax rate, offset by higher net financial expenses resulted in a 16.5% increase in net profit attributable to equity holders of our company (our company share in net profit), for the year ended December 31, 2007, compared to the corresponding period in 2006.

Higher losses from discontinued operations resulted in a 3.6% decrease in the net profit attributable to equity holders of our company (our company share in net profit) partially offset by higher operating profit, lower net financial expense and a lower income tax rate for continuing operations for the year ended December 31, 2006, compared to the corresponding period in 2005.

Liquidity and Capital Resources

We had €248.9 million of cash and cash equivalents as of December 31, 2007, compared to €304.8 million at December 31, 2006. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our funding policy. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt and for the payment of dividends. We believe that our working capital and existing credit lines are sufficient for our present requirements.

Operating Activities

Net cash provided by operating activities was €932.3 million, €910.3 million and €902.3 million during the years ended December 31, 2007, 2006 and 2005, respectively. The increase in 2007 over 2006 was primarily due to an increase in net profit (€64.2 million) and lower interest and income taxes paid (effect of respectively €38.1 million and €42.2 million), partially offset by a decrease in non-cash items of €98.7 million (in 2006 an impairment loss of €64.3 million was recorded for the sale of Delvita) and a decrease in the change of operating assets and liabilities (€20.7 million). The net increase in 2006 over 2005 was primarily due to higher non-cash items (effect of €60.4 million mainly resulting from the impairment charge recorded for Delvita) and lower interest paid (effect of €10.1 million), offset by higher income taxes paid (€26.5 million), a net decrease in the charge of operating assets and liabilities (€20.0 million), lower profit of the year (€9.8 million) and less interest and dividends received (€6.2 million).

Investing Activities

Net cash used in investing activities decreased to €629.8 million during the year ended December 31, 2007 compared to €721.9 million for the year ended December 31, 2006 and €756.6 million for the year ended December 31, 2005. The decrease in 2007 is mainly as a result of the €118.8 million proceeds received for the disposal of Delvita in the Czech Republic and Di in Belgium. The decrease in 2006 is due to lower acquisition costs of subsidiaries, partly offset by higher capital expenditures, higher investment of cash in debt securities and lower cash from other investing activities.

Capital Expenditures. Capital expenditures were €729.3 million for the year ended December 31, 2007 compared with €699.9 million for the year ended December 31, 2006 and €636.1 million for the year ended December 31, 2005. The increase of 4.2% in 2007 is primarily due to the market renewal program at Food Lion, the conversion of Cash Fresh stores to Delhaize banners, the renewal of distribution centers in Belgium and an active store opening program. The increase in 2006 was primarily due to the continued Sweetbay rollout, the first multi-brand market renewal program at Food Lion, and the active network expansion.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2007	2006	2005
	(amounts in millions of euros)
United States	546.9	528.4	459.1
Belgium	114.0	107.2	122.2
Greece	36.7	37.5	35.7
Emerging Markets	12.2	12.1	7.9
Corporate	19.5	14.7	11.2

Total	729.3	699.9	636.1

Business Acquisitions. Our growth strategy includes selective acquisitions. In 2005, we acquired 100% of Cash Fresh, a chain of 43 supermarkets mostly located in northeastern Belgium. We paid an aggregate amount of €159.1 million in cash for the acquisition, net of €1.7 million in price adjustments received by us in 2006. The total payment amount includes €1.6 million in costs directly attributable to the acquisition and is net of €6.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in our consolidated results prospectively from May 31, 2005.

Financing Activities

Net cash used in financing activities was €333.7 million during the year ended December 31, 2007, compared to cash used in financing activities of €636.8 million and €68.6 million in 2006 and 2005, respectively.

Long-term debt

In 2007, we decreased our long-term debt by €181.5 million. In June 2007, Delhaize group purchased $1.05 billion of 2011 bond maturities and $50 million of 2031 debenture maturities, which was financed with the simultaneous issuance of a €500 million seven-year bond at 5.625% and a $450 million 10-year bond at 6.50% and a five-year floating term loan of $113 million. In 2007, Delhaize Group paid at maturity a $145.0 million (€110.0 million) 7.55% note and made €40.0 million finance lease obligations payments.

In 2006, we decreased our long-term debt by €665.9 million. This amount includes the redemption of the €150 million 5.5% bonds and the $563.5 million (€477.5 million) 7.375% notes, in addition to €36.2 million in finance lease payments.

In 2005, we increased our long-term debt by €45.1 million. This amount includes the issuance of €96.2 million in new debt, principally from Alfa-Beta’s February 2005 issuance of €40.0 million in Eurobonds, and the issuance of €50.0 million of medium-term notes under the multi-currency treasury note program in Belgium. Partly offsetting the new debt amounts were debt repayments of €17.8 million by Hannaford and Cash Fresh, in addition to €33.3 million in finance lease payments.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Hannaford Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Hannaford Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Hannaford Notes. As of December 31, 2007, 2006 and 2005, $29.7 million (€20.2 million), $41.6 million (€31.6 million) and $53.4 million (€45.3 million) in aggregate principal amount based on the Hannaford Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2007, 2006 and 2005, restricted securities of $32.2 million (€21.9 million), $45.2 million (€34.4 million) and $58.8 million (€49.8 million), respectively, were recorded in investment in securities on the balance sheet.

We have a multi-currency treasury note program in Belgium. Under this treasury note program, we may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, we issued €50.0 million of medium-term notes under the Treasury Program, which were repaid in May and November 2007. €50.0 million and €62.4 million medium-term notes were outstanding at December 31, 2006 and 2005, respectively. No notes were outstanding at December 31, 2007.

At December 31, 2007, we had long-term borrowings as follows:

Instruments, Interest Rate and Maturity	(in million of euros)
Notes, 8.00%, due 2008	99.4
Bonds, 4.625%, due 2009	149.6
Convertible bonds, 2.75%, due 2009	165.2
Bonds, 3.895%, due 2010	40.0
Notes, 8.125%, due 2011	34.2
Notes, 5.625%, due 2014	503.5
Bonds, 6.50%, due 2017	301.8
Notes, 8.05%, due 2027	82.3
Debentures, 9.00%, due 2031	540.8
Floating term loan, 5.318%, due 2012	76.8
Other notes, 7.25% to 14.15%, due 2007 to 2013	0.9
Other notes, 6.31% to 14.15%, due 2007 to 2016	19.2
Mortgages payable, 7.55% to 8.65%, due 2008 to 2016	3.7
Bank borrowings	3.2

Total	2,020.6

The table set forth below provides the expected principal payments and related interest rates of our long-term borrowings by year of maturity as of December 31, 2007. For the definition of “fair value,” see Note 16 to the consolidated financial statements included in this document.

(in millions of U.S. dollars)	2008	2009	2010	2011	2012	Thereafter	Fair Value
Notes due 2011				50.4			54.4
Average interest rate				8.13%
Notes due 2017						450.0	462.8
Average interest rate						6.50%
Notes due 2027						126.0	133.2
Average interest rate						8.05%
Debentures due 2031						804.6	917.2
Average interest rate						9.00%
Term loan					113.0		113.0
Average interest rate					5.32%
Mortgages payable	1.0	1.1	1.2	0.3	0.4	1.6	6.2
Average interest rate	7.76%	7.75%	7.75%	8.25%	8.25%	8.25%
Other notes	11.7	5.6	1.7	1.7		9.0	30.8
Average interest rate	6.77%	7.17%	6.58%	6.58%		7.06%
Other debt	0.3	0.2	0.2	0.2	0.2	0.2	1.6
Average interest rate	13.79%	13.21%	13.21%	13.21%	13.21%	13.21%

(in millions of euros)	2008	2009	2010	2011	2012	Thereafter	Fair Value
Bonds due 2008	100.0						106.0
Average interest rate	8.00%
Bonds due 2009		150.0					147.5
Average interest rate		4.63%
Convertible bonds due 2009		170.8					191.6
Average interest rate		2.75%
Bonds due 2010			40.0				40.0
Average interest rate			3.90%
Notes due 2014						500.0	489.5
Average interest rate						5.63%
Bank borrowings	0.1	0.5				2.6	3.2
Average interest rate	4.11%	6.24%				4.54%

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

The Credit Agreement provides for a $500 million (€379.7 million) five-year unsecured committed revolving credit facility, with a $100 million (€75.9 million) sublimit for the issuance of letters of credit, and a $35 million (€26.6 million) sublimit for swingline loans. Upon Delhaize America’s election, the aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding $650 million (€493.5 million). Funds are available under this Credit Agreement for general corporate purposes. The credit facility will mature on April 22, 2010, unless Delhaize America exercises its option to extend it for up to two additional years. In May 2007, the facility was amended to have the financial covenants apply to Delhaize Group instead of Delhaize America. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America.

The credit facility contains affirmative and negative covenants. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless the Group maintains a minimum credit rating. At December 31, 2007, 2006 and 2005 Delhaize Group was in compliance with all such covenants. Delhaize America had $50.0 million (€34.0 million) in outstanding borrowings under the Credit Agreement as of December 31, 2007, $120.0 million (€91.1 million) outstanding borrowings as of December 31, 2006 and no outstanding borrowings as of December 31, 2005. Under this facility, Delhaize America had average daily borrowings of $36.1 million (€26.3 million) during 2007, $30.9 million (€24.6 million) during 2006 and no borrowings during 2005. Approximately $1.0 million (€0.7 million), $46.7 million (€37.2 million) and $57.0 million (€45.4 million) of the Credit Agreement was used to fund letters of credit during 2007, 2006 and 2005, respectively.

In addition, Delhaize America has periodic short-term borrowings under other arrangements that are available at the lenders’ discretion. As of December 31, 2007 and 2006, Delhaize America had borrowings of $6.0 million (€4.0 million) and $14.0 million (€10.6 million), respectively, outstanding under these arrangements and no outstanding borrowings at December 31, 2005.

At December 31, 2007, 2006 and 2005, our European and Asian companies together had credit facilities (committed and uncommitted) of €561.1 million (of which €275.0 million of committed credit facilities), €511.3 million and €409.3 million, respectively, under which we can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”). The Short-term Bank Borrowings and the Medium-term Bank Borrowings (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks.

The Bank Borrowings require maintenance of various financial and non-financial covenants. At December 31, 2007, 2006 and 2005, we were in compliance with all such covenants.

In Europe and Asia, Delhaize group had €3.5 million in outstanding short-term bank borrowings at December 31, 2007, compared to no borrowings at December 31, 2006 and €0.1 million in short-term bank borrowings at December 31, 2005, with an average interest rate of 5.05% and 3.45%, respectively. During 2007, our European and Asian companies average borrowings were €11.1 million at a daily average interest rate of 4.1%.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2007.

	Payments due by period
	Total	2008	2009	2010	2011	2012	Thereafter
	(in millions of euros)
Short-term bank borrowings	41.5	41.5
Long-term debt (excluding finance lease obligations)	2,037.7	108.9	326.0	42.1	35.7	77.2	1,447.8
Interest on fixed rate debt	1,523.0	93.5	93.0	81.1	78.0	76.5	1,100.9
Interest on variable rate debt	194.2	34.9	30.4	30.4	30.4	28.4	39.7
Finance lease obligations	634.9	39.0	39.9	39.3	38.0	39.2	439.5
Self-insurance obligation	110.9	28.0	24.0	16.9	11.4	7.6	23.0
Operating lease obligations	2,013.2	198.8	187.0	178.2	165.9	156.1	1,127.2
Purchase obligations(1)	156.6	71.8	23.5	19.6	12.7	2.0	27.0
Pension benefits	166.6	11.9	17.5	16.2	20.3	16.6	84.1
Other post-retirement benefits	17.0	0.5	0.6	0.5	0.5	0.6	14.3

Total	6,895.6	628.8	741.9	424.3	392.9	404.2	4,303.5

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

Factors Affecting Financial Condition and Results of Operations

In addition to the following factors, please see the information under the heading entitled “B. Risk Factors” under Item 3 “Key Information.”

Financial Risk Management. As a global market participant, we have exposure to different kinds of market risk. The major exposures are foreign currency exchange rate, interest rate risks and self-insurance risks.

We provide a centralized treasury function for the management and monitoring of foreign currency exchange and interest rate risks for all our operations. Our risk policy is to hedge only interest rate or foreign currency exchange transaction exposure that is clearly identifiable. We do not hedge foreign currency exchange translation exposure. We do not utilize derivatives for speculative purposes.

Foreign Currency Exchange Risk. Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars while our financial statements are represented in euros, we are exposed to fluctuations in the value of the U.S. dollar against the euro. We do not hedge this U.S. dollar translation exposure. The transaction risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollar. If in 2007 the average U.S. dollar exchange rate had been $0.01 higher/lower and all other variables were held constant, the group’s net profit would have increased /decreased by €2.0 million. In 2006, a variation of $0.01 in the exchange rate of the euro would have caused the Group’s net profit to vary by €4.1 million. This is mainly attributable to the Group’s exposure to exchange rates on its revenues in U.S. dollar. We finance the operations of our subsidiaries primarily through borrowings in our subsidiaries’ local currencies. Substantially all of our borrowings are denominated in U.S. dollars or euros.

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

Interest Rate Risk. We manage our debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate swaps. When necessary, we finance our daily working capital requirements, through the use of our committed and uncommitted lines of credit, the use of our commercial paper programs and cash on hand. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or at a rate that is based on market quotes from banks. We also use a treasury notes program. At December 31, 2007, 74.7% of our total debt was at fixed rates for a period of at least one year. A one percent variation in interest rates would not have materially affected our interest expense in 2007.

During 2007, Delhaize Group entered into interest rate swap agreements to convert a portion of its debt from fixed to variable rates. The notional amount is €500 million maturing in 2014. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued €100 million bond for variable rates. The notional amount is €100 million maturing in 2008. The fixed rate is 8.00%. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month U.S. dollar Libor and are reset on a semi-annual basis or a quarterly basis. Delhaize America cancelled $100 million (€75.9 million) of the 2011 interest rate swap arrangements in 2003 and the remaining $100 million (€67.9 million) in 2007. The interest rate swap agreements exchange fixed interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2007, 2006 and 2005 was €6.4 million, €(2.6) million and €(0.5) million, respectively. The interest rate swaps are designated and are effective fair value hedges recorded in the income statement as finance costs.

We believe that the price and credit risk on our financial investments is limited because of the limited number and the quality of our financial investments.

Credit Risk. We are exposed to credit risk through our holdings in investment securities, trade receivables, in cash and cash equivalents and in derivatives. We manage the risk by requiring a minimum credit quality of our financial investments or by obtaining credit insurance in case of trade receivables.

Our short-term investments are required to have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Our long-term investment policy requires a minimum credit rating of A-/A3 for our financial investments. Our exposure to changes in credit ratings of our counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

Liquidity Risk. We are exposed to liquidity risk as we have to be able to pay our short- and long-term obligations when they fall due. We have a centralized approach to reduce the exposure to liquidity risk which aims at matching the maturities of our short- and long-term obligations with our cash position. Our policy is to finance our operating subsidiaries through a mix of retained earnings, third party borrowings and capital contributions and loans from Delhaize Group and our financing companies.

We manage the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, we closely monitor the maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. A liquidity gap analysis is performed on a quarterly basis in which we anticipate large future inflows and outflows.

Self-Insurance Risk. We actively manage our insurance risk through a combination of external insurance coverage and self-insurance.

We are self-insured for workers’ compensation, general liability, vehicle accident and pharmacy claims in the United States. Our self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). Maximum retention, including defense costs per occurrence, ranges from $0.5 million to $1.0 million per accident for workers’ compensation, $5.0 million per accident for vehicle liability and $3.0 million per accident for general liability, with an additional $2.0 million retention in excess of the primary $3.0 million general liability retention for pharmacy liability. Delhaize Group is insured for costs related to the covered claims, including defense costs, in excess of these retentions. We implemented a captive insurance program in 2001 whereby the self-insurance reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company (“Pride”), our wholly-owned Irish reinsurance captive. The purpose for implementing the captive reinsurance program was to provide us continuing flexibility in our risk management program, while providing certain excess loss protection through reinsurance contracts with Pride. Premiums are transferred annually to Pride through Delhaize Insurance Co., a subsidiary of ours.

Our property insurance in the United States includes self-insured retentions per occurrence of $15.0 million for named wind storms, $5.0 million for Zone A flood losses and $2.5 million for all other losses.

We are also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and considers actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. In support of workers’ compensation and other self-insurance coverages, our US business had $66.4 million of letters of credit outstanding as of December 31, 2007.

Foreign Investment Risks. In addition to our significant operations in the United States and Belgium, we operate in a number of other countries. Foreign operations and investments are subject to the risks typically associated with conducting business in foreign countries such as:

•	labor disputes;

•	uncertain political, legal and economic environments;

•	risks of war and civil disturbances;

•	risks associated with the movement of funds;

•	deprivation of contract rights;

•	loss of property by nationalization or expropriation without fair compensation;

•	risks relating to changes in laws or policies of particular countries, such as foreign taxation;

•	risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

•	foreign currency exchange rate fluctuations.

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

In 2007, according to the U.S. Bureau of Economic Analysis, the U.S overall inflation was 4.1% (2.5% in 2006) and food inflation was 4.2%, a significant acceleration compared to last year (1.7% in 2006). Our U.S operating companies continued to experience increased payroll expenses and rising fuel prices. Due to a combination of sales mix improvements, margin optimization at Food Lion and excellent inventory management at Hannaford, partially offset by price investments at Hannaford and Sweetbay, we were able to maintain our operating margin at 5.6%.

The performance of our U.S. operating companies for 2006 reflects the impact of several product cost increases (primarily in groceries, produce, health and beauty care product and other household and personal products), significant fuel, energy, and commodity price inflation experienced throughout most of the year, as well as increased employee benefit costs. Through 2006, our U.S. operating companies’ reaction to the increase in product costs varied across geographical operating territories, based on unique competitive environments. In the Southeast United States, significant retail price increases were avoided and external cost pressures were managed through price optimization and mix improvements, productivity savings, and technological initiatives to enhance the inventory management. In the Northeast United States, inflationary impact on product and other operating expenses generally were managed through product pricing or cost reduction efforts.

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

During 2007, 2006 and 2005, Delhaize Belgium experienced product cost, utility cost and labor rate increases. Delhaize Belgium continued to improve its competitive price position resulting in lower gross margin. Although there is the risk that inflation in Southeast Asia and in other European countries where we operate could have an effect on our results, such inflation has not had a material effect on our sales or results of operations to date.

E. Recent Events and Outlook

Recent Events

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, and during which we believe that customer credit and debit card data were stolen. Also affected are certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses, was accessed or obtained. Various litigation has been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the litigation and claims vigorously, we cannot predict the outcome of such litigation and claims. We cannot predict what actions governmental entities will take, if any, and what the consequences will be for us. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation.

On April 1, 2008, we completed the earlier announced acquisition of the Greek retailer Plus Hellas through our subsidiary Alfa-Beta Vassilopoulos. On January 4, 2008, we signed an agreement to acquire Plus Hellas through Alfa-Beta. The Plus Hellas network consists of 34 new stores (average selling area of 795 m2) and a modern distribution center (36,000 m2), including real estate ownership of 11 stores and the distribution center. Alfa-Beta acquired Plus Hellas for €69.5 million, subject to contractual adjustments. The results of Plus Hellas will be consolidated in our results from April 1, 2008. We will convert the Plus Hellas stores to Alfa-Beta banners.

Delhaize Group has entered into an agreement on March 31, 2008 to acquire La Fourmi, which operates 14 supermarkets (of which four are owned) in Bucharest, which will be integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% ownership of La Fourmi is EUR 18.6 million, subject to contractual adjustments. The acquisition of La Fourmi is subject to customary conditions, including the approval by the Romanian antitrust authorities. This transaction is expected to close in the second half of 2008.

We provided a Belgian credit institution with a discretionary mandate (the “2008 Mandate”) to purchase up to 500,000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the 2008 Mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the 2008 Mandate.

At our Ordinary and Extraordinary General Meeting of shareholders on May 22, 2008, our shareholders approved the distribution of a €1.44 gross dividend per share for fiscal year 2007. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.08 per share. The 2007 dividend became payable to owners of our ordinary shares beginning on May 30, 2008 against coupon number 46. The payment of the dividend to our ADR holders was made through The Bank of New York beginning on June 11, 2008.

Beginning in 2008, certain costs previously included in Corporate (Unallocated) costs will be allocated to the segment “Belgium”. For more information, please refer to the segment information in Note 6 to our consolidated financial statements appearing elsewhere in this report.

Outlook

We plan to end 2008 with a store network of between 2,691 and 2,701 stores, as a result of the addition of 146 to 156 stores. We expect capital expenditures (excluding finance leases) of approximately €775 million at identical exchange rates during 2008, of which approximately 70% will be allocated to the U.S. business.

In 2008, we plan to open approximately 50 to 55 new supermarkets in the United States. In addition, we plan to close approximately nine stores to be relocated and nine other stores, resulting in a net increase of 32 to 37 stores to a total number of 1,602 to 1,607 stores at the end of 2008. Approximately 150 U.S. stores will be remodeled in 2008. Food Lion will remodel 141 stores as part of its market and store renewal programs. Four market renewals are planned by Food Lion for the year 2008: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia and Savannah, Georgia.

Delhaize Belgium expects to end 2008 with a store network between 788 and 793 stores. Delhaize Belgium plans to remodel 16 stores in 2008 and convert the remaining Cash Fresh stores to Delhaize banners.

In 2008, we expect to increase our sales network in Greece by 50 (including 34 Plus Hellas stores acquired on April 1, 2008) stores to a total of 208 stores.

We plan to end 2008 with a store network of 107 stores in our Emerging Markets segment, including the planned addition of 14 stores La Fourmi (Romania), announced on March 31, 2008.

Delhaize Group’s fiscal year ends on December 31. However, the fiscal year of Delhaize America ends on the Saturday closest to December 31. Typically, Delhaize America’s fiscal year includes 52 weeks. In 2008 though, Delhaize America’s fiscal year will include 53 weeks based on its fiscal calendar. Our consolidated results include those of Delhaize America based on its fiscal calendar, with no adjustment made for the difference in reporting date. The fiscal year of Delhaize America will include 53 weeks in 2008 compared to 52 weeks in 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors

In accordance with Belgian law, our affairs are managed by our Board of Directors. Under our Articles of Association, the Board of Directors must consist of at least three directors. Our Board of Directors consists of 12 directors. Eleven of the directors are non-executive directors and one director, Pierre-Olivier Beckers, our Chief Executive Officer, is an executive director.

The Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. In addition, the shareholders have determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, are independent under the criteria set forth in the Belgian Company Code. The Board of Directors met six times in 2007.

On the recommendation of the Remuneration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that no director after having attained the age of 70 may be nominated for re-election or reappointment to the Board. In addition, the Board of Directors may appoint a director to fill a vacancy on the Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

On May 22, 2008, the shareholders at the Ordinary General Meeting appointed Mr. François Cornélis as a director for three years and renewed the terms of Count Arnoud de Pret, Mr. Jacques de Vaucleroy, Mr. Hugh Farrington and Baron Luc Vansteenkiste as directors for three years. The shareholders acknowledged that these directors satisfy the requirements for independence under the Belgium Company Code, and appointed them as independent directors thereunder.

Our current Board of Directors and biographical information concerning such individuals are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Baron Georges Jacobs	Chairman	May 2003	2009
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2009
Claire Babrowski	Director	May 2006	2009
François Cornélis	Director	May 2008	2011
Count de Pret Roose de Calesberg	Director	May 2002	2011
Jacques de Vaucleroy	Director	May 2005	2011
Hugh G. Farrington	Director	May 2005	2011
Count Goblet d’Alviella	Director	May 2001	2010
Robert J. Murray	Director	May 2001	2010
Dr. William Roper	Director	July 2003	2010
Didier Smits	Director	May 1996	2009
Luc Vansteenkiste	Director	May 2005	2011

Georges Jacobs (1940). Baron Jacobs was elected to our Board of Directors in 2003 and has been Chairman of our Board of Directors since January 1, 2005. Baron Jacobs is also our Chairman of the Remuneration and Nomination Committee. He started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (a pharmaceutical and chemical group based in Belgium) in 1970 and was Chairman of its Executive Committee from 1987 until the end of 2004. Baron Jacobs serves on the Board of Directors of Belgacom and Brussels Airlines. He was President of BUSINESSEUROPE (formerly UNICE, Union of Industrial and Employers’ Confederations of Europe) between 1998 and 2003. He is member of the Management Committee and Honorary Chairman of the Federation of Belgian Companies. Mr. Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, US).

Pierre-Olivier Beckers (1960). Mr. Beckers has been our President and Chief Executive Officer since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In

January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the Food Marketing Institute and of CIES - The Food Business Forum (an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries). In 2002-2004, he served as Chairman of CIES and will again serve as Chairman of CIES in 2008-2010. In December 2004, he was elected to a four-year term as President of the BOIC (Belgian Olympic Committee). Mr. Beckers is also a Board member of Guberna (a Belgian network for directors and companies that offers a platform for exchange of experience and best practices fostering good corporate governance) and The Belgian Corporate Governance Committee.

Claire H. Babrowski (1957). Ms. Babrowski is, since June 2007, Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200,” a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

Mr. François Cornélis (1949). Mr. Cornélis has been Vice Chairman of the Executive Committee of Total and President of its chemicals division since 2003. He joined PetroFina in 1973 and was appointed CEO and Managing Director of PetroFina in 1990. He became Vice Chairman of the Executive Committee first of TotalFina after the merger of Total and PetroFina in 1999, and in 2000 of TotalFinaElf (renamed Total in 2003) after the merger with Elf. Mr. Cornélis is Chairman of the European Chemical Industry Council (CEFIC) and the Royal Automobile Club of Belgium and a member of the Global Advisory Council of The Conference Board and Chairman of its European Steering Committee. He is also a director of Sofina. Mr. Cornélis holds a degree in mechanical engineering from the Université Catholique de Louvain (UCL), Belgium.

Arnoud de Pret Roose de Calesberg (1944). Arnoud de Pret Roose de Calesberg was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Arnoud de Pret is a member of the Board of Directors of the brewery company Inbev, Umicore, SIBELCO and UCB. Arnoud de Pret holds a Commercial Engineer’s degree from the Université Catholique de Louvain (UCL), Belgium.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is member of the Executive Board of ING Group and CEO of ING Insurance Europe. He has over 20 years of experience in the financial services sector. Jacques de Vaucleroy obtained a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussel, Belgium).

Hugh G. Farrington (1945). After a retail management career starting in 1968 at Hannaford, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became our Executive Vice President and member of our Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within our company. He rejoined the Board as a director in 2005. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Arts in teaching from the University of New Hampshire.

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

Robert J. Murray (1941). Robert J. Murray served as Chairman of the Board and Chief Executive Officer of New England Business Service, Inc. from 1995 to 2004. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North

Atlantic Group of Gillette. Mr. Murray is a director of Tupperware Brands, Inc., IDEXX Corp., LoJack Corporation and The Hannover Insurance Group. Mr. Murray is a graduate of Boston College and holds a Master’s degree in Business Administration from Northeastern University.

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

Luc Vansteenkiste (1947). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Board of the Belgian companies Sioen, Ter Beke Vleeswaren, Compagnie du Bois Sauvage and Fortis Bank. Mr. Vansteenkiste also is a Board member of Guberna. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

There are no potential conflicts of interests between any duties owed to our company by each member of the Board of Directors and each member’s private interests or other duties.

Committees of the Board of Directors

Our Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee.

There are no potential conflicts of interests between any duties owed to our company by each member of these committees and each member’s private interests or other duties.

Audit Committee

The principal responsibilities of the Audit Committee are to assist the Board in monitoring:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the statutory auditor’s qualification and independence;

•	the performance of our internal audit function and statutory auditor; and

•	our internal controls and risk management.

The Audit Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which is attached as Exhibit B to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Robert J. Murray, who is the Chair, Didier Smits, Claire Babrowski and Count de Pret Roose de Calesberg. The Board of Directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2007, the Audit Committee met five times.

Remuneration and Nomination Committee

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

The Remuneration and Nomination Committee is composed solely of independent directors. The members of the Remuneration and Nomination Committee are Georges Jacobs, who is the Chair, Count Goblet d’Alviella, Hugh G. Farrington and Robert J. Murray. In 2007, the Remuneration and Nomination Committee met five times. Our Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

B. Executive Officers

Management Structure

Our management structure consists of:

•	a management structure organized around four operational segments and several support functions; and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes our business performance.

United States. Richard Anicetti, President and Chief Executive Officer of Food Lion, is responsible for Food Lion; Ron Hodge, President and Chief Executive Officer of Hannaford, is responsible for Hannaford and Sweetbay.

Belgium. Michel Eeckhout has been Chief Executive Officer of Delhaize Belgium from July 1, 2007, which comprises Belgium, Germany and the Grand Duchy of Luxembourg. Arthur Goethals retired from the position of Chief Executive Officer of Delhaize Belgium on June 30, 2007.

Greece. Renaud Cogels, Executive Vice President and the Chief Executive Officer of Southeastern Europe, is responsible for Alfa-Beta.

Emerging Markets. Renaud Cogels additionally is responsible for Mega Image (Romania) and Lion Super Indo (Indonesia).

Executive Committee

Our Chief Executive Officer is in charge of our day-to-day management with the assistance of the Executive Committee. The Executive Committee, chaired by our Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of our company. The age limit set by the Board for the Chief Executive Officer is 65.

Our Executive Committee does not qualify as a management committee (“comité de direction / directiecomité”) under Belgian law and as such does not hold the Board of Directors’ management powers.

The members of the Executive Committee are appointed by the Board of Directors. Our Chief Executive Officer is the only member of the Executive Committee who is also a member of the Board of Directors. Our Board of Directors decides on the compensation of the members of the Executive Committee and our other senior officers upon recommendation by our Remuneration and Nomination Committee. Our Chief Executive Officer recuses himself from any Board of Directors decision regarding his own compensation.

Our current Executive Committee members and biographical information concerning such individuals are set forth below (except for the biographical information of our President and Chief Executive Officer who is also a member of the Board of Directors, which is set forth above).

Name (a)	Position	Executive Officer/ Member of the Executive Committee Since

Pierre-Olivier Beckers	President and Chief Executive Officer	1990

Richard A. Anicetti	Executive Vice President	2002

Renaud Cogels	Executive Vice President	1988

Michel Eeckhout	Executive Vice President	2005

Ronald C. Hodge	Executive Vice President	2002

Nicolas Hollanders (b)	Executive Vice President	2007

B. Craig Owens	Executive Vice President and Chief Financial Officer	2001

Michael Waller	Executive Vice President and General Counsel	2001

(a)	Joyce Wilson-Sanford and Arthur Goethals retired from their Executive Committee positions on June 30, 2007.

(b)	Nicolas Hollanders joined Delhaize Group on March 1, 2007.

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

Renaud Cogels (1949). Mr. Cogels is an Executive Vice President of our company, Head of Global Sourcing, and Chief Executive Officer Southeastern Europe and responsible for our Asian operations. Mr. Cogels was General Manager of Delhaize Belgium from 1991 until 2001 and Chief Executive Officer of Delhaize Europe from 2001 until 2005. After starting his career in the banking industry, Mr. Cogels joined us in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of our Executive Committee. Mr. Cogels received a Master’s degree in economics at the University of Louvain.

Michel Eeckhout (1949). Mr. Eeckhout is our Executive Vice President and Chief Executive Officer Delhaize Belgium. He joined us in 1978, as IT project leader and IT manager. In addition, he became Group coordinator for the IT-activities in Europe and Asia in 1992 and member of the Executive Committee of Delhaize Belgium in 1995. He was appointed Delhaize Group Vice President of Information Technology Processes and Systems in 2001 and

was Chief Information Officer from 2002 to 2007. He became a member of our Executive Committee in September 2005. He is Board member of Fedis (Fédération belge de la Distribution). Mr. Eeckhout earned a Master’s degree in economics (at UFSIA, Antwerp) and in European economics (at Université Libre de Bruxelles, Brussels), and an Executive Master in General Management, from the Solvay Business School, Brussels.

Ronald C. Hodge (1948). Mr. Hodge is Executive Vice President of our company and Chief Executive Officer of Hannaford and responsible for our Sweetbay Supermarket operations. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He became President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996.

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

B. Craig Owens (1954). Mr. Owens has been Executive Vice President and Chief Financial Officer of our company since September 2001. In addition to his financial duties, his responsibilities include strategic planning and information technology. Before joining us, Mr. Owens worked 19 years with The Coca-Cola Company and various franchisees of Coca-Cola in different financial and management positions in the U.S. and Europe. Mr. Owens holds a Bachelor’s degree in Politics from Washington and Lee University, Lexington, Virginia, and Master’s degrees from the Wharton School of the University of Pennsylvania and the Fletcher School at Tufts University. Mr. Owens serves on the Board of Trustees of Waynflete School in Portland, Maine and on Tufts University’s Fletcher School Board of Overseers and its International Management Advisory Group.

Michael R. Waller (1953). Mr. Waller is an Executive Vice President, General Counsel and General Secretary of our company. Additionally, Mr. Waller has been Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree in psychology from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served in Texas as a law clerk for U.S. District Judge Robert O’Conor, Jr. in the Southern district of Texas.

There are no potential conflicts of interests between any duties owed to our company by each member of the Executive Committee and each member’s private interests or other duties.

C. Compensation of Directors and Executive Officers of Delhaize Group

Our directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. At the Ordinary General Meeting of May 24, 2006, the shareholders set the maximum remuneration amount at €80,000 per year per director, increased by an additional amount of up to €10,000 per year for the Chairman of any standing committee of the Board and an amount of up to €5,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (inclusive of any amount due as Chairman of any standing committee).

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. The aggregate amount of remuneration granted for fiscal year 2007 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. No loans or guarantees have been extended by us to members of the Board.

Remuneration Granted for Fiscal Year 2007(a) to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

Amount (in thousands of EUR)(b)
Name
Non-Executive Directors

Baron Jacobs(c)	150
Claire Babrowski	79
Count de Pret Roose de Calesberg	80
Jacques de Vaucleroy	75
Hugh Farrington	80
Count Goblet d’Alviella	80
Robert J. Murray(d)	90
Dr. William Roper	75
Didier Smits	80
Baron Vansteenkiste	75
Total remuneration non-executive directors	864
Executive Director
Pierre-Olivier Beckers(e)	75

Total remuneration to all directors	939

(a)	The amounts in the table indicate the remuneration granted to our directors for their service in 2007, payable quarterly in arrears, as directors of our company and its subsidiaries as such amounts were decided by our Board of Directors under the fixed remuneration method approved by our shareholders.
(b)	All amounts are gross amounts in cash before tax and social security levy.
(c)	Chairman of the Board and the Remuneration and Nomination Committee.
(d)	Chairman of the Audit Committee.
(e)	The amount relates solely to the compensation of the executive director as director and excludes his compensation as executive.

Remuneration Granted for Fiscal Year 2007 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

For the fiscal year ended December 31, 2007, the aggregate amount of compensation attributed by us and our subsidiaries to the members of the Executive Committee as a group for services in all capacities was €12.5 million, including €7.3 million in total short-term compensation and €5.2 million in certain long-term compensation, compared to €11.0 million, €7.0 million and €4.0 million, respectively in 2006. An aggregate number of 122,579 Delhaize Group stock options/warrants and 26,760 restricted stock units were granted to the members of the Executive Committee in 2007, the value of which is not included in the €12.5 million.

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. Mr. Beckers’ director fee is set forth in the table above. For the year ended December 31, 2007, the aggregate amount of compensation paid to Mr. Beckers as an executive was €2.6 million. The compensation of Mr. Beckers was comprised of base pay of €0.9 million, an annual bonus of €0.7 million, other short-term benefits valued at €0.04 million, retirement and post-employment benefits valued at €0.4 million and other long-term benefits valued at €0.5 million. A total of 26,216 Delhaize Group stock options/warrants and 8,445 restricted stock units were granted to Mr. Beckers in 2007, the value of which is not included in the €2.6 million.

The Europe-based members of the Executive Committee benefit from a defined benefit group insurance system that is contributory and based on the individual’s career length. The U.S.-based members of the Executive Committee participate in profit sharing plans as well as defined benefit plans in effect at their respective operating companies. We expensed an aggregate amount of €1.1 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2007, which amount is included in the €12.5 million aggregate amount of compensation attributed by us and our subsidiaries to the ten members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and long-term incentive plans. No loans or guarantees have been extended by us to members of the Executive Committee.

Equity Compensation of Executive Management. The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2007 to our Chief Executive Officer and the other members of the Executive Committee. For additional information regarding equity compensation of executive management, see “F. Long-Term Incentive Plans” and Note 29 to the consolidated financial statements included in this document.

	2007
Executive Management	Stock Options/ Warrants	Restricted Stock Unit Awards
Pierre-Olivier Beckers	26,216	8,445
Rick Anicetti	17,982	5,305
Renaud Cogels	11,475	—
Michel Eeckhout	3,400	—
Arthur Goethals	8,500	—
Ron Hodge	13,012	3,839
Nicolas Hollanders	10,910	—
Craig Owens	16,283	4,804
Michael Waller	12,574	3,710
Joyce Wilson-Sanford	2,227	657

Total	122,579	26,760

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

In addition, for the Executive Managers, the combination of employment-related agreements and applicable law provide for, or would likely result in:

•

payment of approximately 2-3 times base salary and annual incentive bonus, accelerated vesting of all or substantially all of the long-term incentive awards, and the continuation of Company health and welfare benefits for a comparable period, in the case of termination without cause by us or for good reason by the Executive Manager; and

•	accelerated vesting of all or substantially all of the long-term incentive awards, in the event of a change of control of our company.

D. Employees

As of December 31, 2007, we employed approximately 137,800 employees (of which approximately 62,600 were full-time employees and approximately 75,300 were part-time employees) compared to approximately 142,500 as of December 31, 2006. As of December 31, 2007, we employed approximately 107,900 employees in the United States, approximately 17,200 in Belgium, and approximately 12,700 in other regions.

As of December 31, 2006, we employed approximately 142,500 employees (of which approximately 64,700 were full-time employees and approximately 77,800 were part-time employees) compared to approximately 137,100 as of December 31, 2005. As of December 31, 2006, we employed approximately 108,900 employees in the United States, approximately 18,100 in Belgium, and approximately 15,600 in other regions.

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

E. Share Ownership of Delhaize Group Management

On December 31, 2007, the directors and the members of our Executive Committee (18 persons) as a group owned 354,383 Delhaize Group ordinary shares or ADRs, which represented approximately 0.35% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2007, the members of our Executive Committee owned as a group 658,995 stock options, warrants and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

F. Long-Term Incentive Plans

Overview

We offer to certain of our management associates, including the members of our Executive Committee, a long-term incentive plan which is comprised of a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following breakdown:

•

Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to (i) the Delhaize Group share price on the date of the grant (U.S. plan); or (ii) the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option (Belgian plan). Options can be exercised in accordance with our securities trading policies, which allow for vested options to be exercised only during specified “open periods”. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a period of three and a half years following the grant date. Options typically expire 7-10 years after the grant date.

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

Equity-Based Compensation

As a component of long-term incentive compensation, we offer stock-related incentive plans to certain of our management associates, including the members of the Executive Committee. For associates of our non-U.S. operating companies, we offer stock option plans and warrant plans. For associates of our U.S.-based companies, the incentive plans are based on options, warrants and restricted stock. The exercise of warrants under the warrant plans results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. Because stock option plans and the restricted stock plans are based on existing shares held in treasury or purchased in the market, no dilution occurs due to exercises under these plans. For additional information regarding equity-based compensation, see “Equity Compensation of Executive Management” above and Note 29 to the consolidated financial statements included in this document.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. Our shares may be in dematerialized form, bearer form or registered form. Each shareholder is entitled to one vote for each share held, on each matter submitted to a vote of shareholders. Major shareholders do not have different voting rights. For additional information regarding our ordinary shares, see “Description of Delhaize Group Ordinary Shares” under “Item 10. Additional Information.”

Based on currently applicable Belgian law and our Articles of Association, any beneficial owner or any two or more persons acting as a partnership, limited partnership, syndicate or group (each of which shall be deemed a “person” for such purposes) who, after acquiring directly or indirectly the beneficial ownership of any shares, ADRs or other securities giving the right to acquire additional shares or ADRs of our company, is directly or indirectly the beneficial owner of 3%, 5% or any other multiple of 5% of the total outstanding and potential voting rights of our company which causes such beneficial owner’s total voting rights to increase or decrease past any such threshold percentage, shall report its ownership to our company and to the Belgian Banking, Finance and Insurance Commission. Under the current regime (as set forth in the March 2, 1989 Belgian Law on the disclosure of important participations in listed companies and the regulation of public takeovers or in the Royal Decree implementing this law), such ownership notification must be made within two Belgian business days after such person makes such acquisition or disposition. The current regime on ownership notification will change as a result of the entry into force of the Belgian Law of May 2, 2007, implementing the EU Transparency Directive. This Law will enter into force on September 1, 2008. In order to take the new legislation into account, the shareholders approved at the General Meeting of Shareholders held on May 22, 2008, modifications to our company’s Articles of Association reflecting the new legislation.

Any person failing to comply with the reporting requirements mentioned above may forfeit all or part of the rights attributable to our securities, including, but not limited to, voting rights or rights to distributions of cash or share dividends, or may even be ordered by the President of the Belgian Commercial Court to sell the securities concerned to a non-related party.

The following comprise the shareholders or groups of shareholders who have declared holdings of at least 3% of the outstanding shares and warrants of our company.

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds as of June 16, 2008

June 15, 2007	Rebelco SA (Subsidiary of Sofina SA) Rue de l’industrie 31 1040 Brussels Belgium	4,050,000	3.77%	3.76%

June 1, 2006(1)	Axa (consolidated) Avenue Matignon 25 75008 Paris France	4,739,254	4.45%	4.39%

	Including:
	Alliance Capital Management L.P. (U.S.)(2)	3,193,898	3.0%	2.96%

	Axa Rosenberg (United Kingdom)(2)	1,545,356	1.45%	1.43%

(1)	The notice dated September 6, 2007 reported holdings as of June 1, 2006.
(2)	Held for third parties account

Number of Shares and Potential Voting Rights of Delhaize Group (denominator) (1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	100,280,507
Future, potential or not, voting rights resulting from rights and commitments at the conversion into or the subscription for shares to be issued:
• Exercise of warrants	4,567,391
• Bond conversions	2,995,630
TOTAL	107,843,528
(1)	As of June 16, 2008.

Based on information received by The Bank of New York, our depositary for our ADSs evidenced by ADRs, there were 10,226,730 ADRs outstanding and 18,129 record owners with a registered address in the United States as of June 16, 2008.

B. Related Party Transactions

Several of our subsidiaries provide for post-employment benefit plans for the benefit of our employees. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24 to our annual consolidated financial statements included elsewhere in this annual report.

For additional information regarding related party transactions, see Note 38 to the consolidated financial statements included in this document.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of December 31, 2007, the accounting standards and interpretations endorsed by the EU are identical to the standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, only partially endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

The Company’s consolidated financial statements prepared in accordance with IFRS have been audited by independent registered public auditors in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and with the standards of the Public Company Accounting Oversight Board (United States).

Legal Proceedings

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, and during which we believe that customer credit and debit card data were stolen. Also affected are certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses, was accessed or obtained. Various litigation has been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the litigation and claims vigorously, we cannot predict the outcome of such litigation and claims. We cannot predict what actions governmental entities will take, if any, and what the consequences will be for us. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation.

From time to time, we are party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors” under Item 3 “Key Information”.

Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company. For additional information about our dividend policy, see Item 3 “Key Information—Dividends.”

B. Significant Changes

See the disclosure of Computer Intrusion under the heading “Legal Proceedings” above.

On April 1, 2008, we completed the earlier announced acquisition of the Greek retailer Plus Hellas through our subsidiary Alfa-Beta Vassilopoulos. On January 4, 2008, we signed an agreement to acquire Plus Hellas through Alfa-Beta. The Plus Hellas network consists of 34 new stores (average selling area of 795 m2) and a modern distribution center (36,000 m2), including real estate ownership of 11 stores and the distribution center. Alfa-Beta acquired Plus Hellas for €69.5 million, subject to contractual adjustments. The results of Plus Hellas will be consolidated in our results from April 1, 2008. We will convert the Plus Hellas stores to Alfa-Beta banners.

Delhaize Group has entered into an agreement on March 31, 2008 to acquire La Fourmi, which operates 14 supermarkets (of which four are owned) in Bucharest, which will be integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% ownership of La Fourmi is EUR 18.6 million, subject to contractual adjustments. The acquisition of La Fourmi is subject to customary conditions, including the approval by the Romanian antitrust authorities. This transaction is expected to close in the second half of 2008.

We provided a Belgian credit institution with a discretionary mandate (the “2008 Mandate”) to purchase up to 500,000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the 2008 Mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the 2008 Mandate.

At our Ordinary and Extraordinary General Meeting of shareholders on May 22, 2008, our shareholders approved the distribution of a €1.44 gross dividend per share for fiscal year 2007. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.08 per share. The 2007 dividend became payable to owners of our ordinary shares beginning on May 30, 2008 against coupon number 46. The payment of the dividend to our ADR holders was made through The Bank of New York beginning on June 11, 2008.

Beginning in 2008, certain costs previously included in Corporate (Unallocated) costs will be allocated to the segment “Belgium”. For more information, please refer to the segment information in Note 6 to the consolidated financial statements included in this document.

ITEM 9. THE OFFER AND LISTING

Trading Markets

The trading market for Delhaize Group ordinary shares is Eurolist by Euronext Brussels in Belgium. Delhaize Group ordinary shares trade on Eurolist by Euronext Brussels under the symbol “DELB.” Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of the largest Belgian publicly traded companies, the Euronext 100 index, the pan-European Dow Jones Stoxx 600 index, the FTSE Eurofirst 300 and the MSCI Europe index.

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

Stock Price Information

In 2007, 121.9 million Delhaize Group ordinary shares were traded on Eurolist by Euronext Brussels for a total of EUR 8.1 billion. This exceeds the average Delhaize Group market capitalization of EUR 6.0 billion in 2007. The highest closing share price was EUR 75.47 and the lowest was EUR 56.05. The average daily trading volume was EUR 31.9 million, or an average daily volume of 478,103 shares. In 2006, 113.1 million Delhaize Group ordinary shares were traded on Eurolist by Euronext Brussels for a total of EUR 6.5 billion. This slightly exceeds the average Delhaize Group market capitalization of EUR 5.7 billion in 2006. The highest closing share price was EUR 67.00 and the lowest was EUR 49.12. The average daily trading volume was EUR 25.7 million, or an average daily volume of 443,495 shares.

As of June 16, 2008, Delhaize Group had a market capitalization of EUR 4.9 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels or its predecessor, the Brussels Stock Exchange, and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 16, 2008, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was EUR 49.06. On June 16, 2008, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was USD 75.80.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2008
June (through June 16)	51.25	48.22	79.94	74.05
May	57.24	48.34	88.30	74.76
April	55.84	49.44	86.56	78.40
March	53.41	49.76	81.81	76.14
February	52.06	47.98	78.32	69.76
January	58.74	46.44	85.92	70.53
2007
December	61.46	58.08	90.34	83.48

Quarterly Highs and Lows:
2008
First Quarter	58.74	46.44	85.92	69.76
2007
First Quarter	70.10	62.55	93.90	81.50
Second Quarter	75.47	68.71	101.30	92.00
Third Quarter	74.70	63.63	102.97	86.10
Fourth Quarter	69.92	56.05	98.73	81.34
2006
First Quarter	59.45	53.65	71.85	64.98
Second Quarter	59.25	49.55	72.68	62.06
Third Quarter	66.25	53.70	83.80	67.15
Fourth Quarter	66.85	59.25	84.98	78.36

Annual Highs and Lows:
2007	75.47	56.05	102.97	81.34
2006	66.85	49.55	84.98	62.06
2005	59.55	46.50	78.62	56.97
2004	59.30	36.83	79.25	43.53
2003	43.70	12.23	51.04	13.25

Custody, Clearing and Settlement of Delhaize Group Ordinary Shares

Since January 1, 2008, Delhaize Group ordinary shares underlying the Delhaize Group ADRs are available only in dematerialized form and are represented by entries, under the name of ING Bank SA, acting on as local depositary of The Bank of New York, in the books of Euroclear Belgium (the commercial name for CIK SA/NV).

Euroclear Belgium is the Belgian central securities depositary. Euroclear Belgium holds securities in custody for its participants to facilitate the settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Euroclear Belgium participants include banks, securities brokers and dealers and other financial institutions. Non-participants of Euroclear Belgium may hold and transfer book-entry interests in Delhaize Group ordinary shares through accounts with a financial institution that is a direct participant of Euroclear Belgium or any other securities intermediary that holds a book-entry interest in Delhaize Group ordinary shares through one or more securities intermediaries standing between such other securities intermediary and Euroclear Belgium.

Since February 1, 2001, all trades in cash, derivatives and other products executed on Euronext markets are cleared and netted through LCH Clearnet.

ITEM 10. ADDITIONAL INFORMATION

SUMMARY OF PROVISIONS OF THE ARTICLES OF ASSOCIATION AND OTHER MATTERS

Register Information

We are registered with the Register of legal entities of Brussels under the registration number 0402206045.

Object and Purpose

Under Article 2 of our Articles of Association, our corporate purpose is the trade of durable or non-durable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles of mass consumption, household articles, and others, as well as all service activities. We may carry out in Belgium or abroad all industrial, commercial, movable, real estate, or financial transactions that favor or expand directly or indirectly our industry and trade. We may acquire an interest in all businesses, corporations or enterprises with an identical, similar or related corporate purpose or which favor the development of our enterprise, acquire raw materials for our company or facilitate the distribution of our products.

Directors

Nomination, Election, Retirement and Removal of Directors. On the recommendation of the Remuneration and Nomination Committee, our Board proposes the appointment of directors to our shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of six years. In practice, the members of the Board are appointed for a maximum term of three years. The Board of Directors decided in 2005 that no director after having attained the age of 70 may be nominated for re-election or reappointment to the Board. In addition, our Board of Directors may appoint a director to fill a vacancy on our

Board of Directors. A director so appointed may serve until the next general meeting of shareholders. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

Quorum and Manner of Acting; Interested Director Transactions. The Board may deliberate and resolve only if at least half of its members are present or represented. Any director who is excused or absent may authorize one of such director’s peers in writing, by telegram, telecopy or any other form of written proxy to represent such director at a Board meeting and to vote on such director’s behalf. However, no proxy holder may represent more than one director at a time.

Decisions of the Board are adopted by majority vote. In case of equality of vote casts, the vote of the Chairman of the meeting will prevail. In case of conflict of interests, the directors will comply with legal provisions in force. If, during a Board meeting at which a quorum is present, one or more present or represented directors must abstain as a result of the preceding sentence, resolutions are validly adopted by a majority vote of the other present or represented directors.

Borrowing Powers Exercisable by the Directors. Belgian law does not regulate specifically the ability of directors to borrow money from Delhaize Group. Section 402 of the US Sarbanes-Oxley Act and the Terms of Reference of our Board of Directors provide that we will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Board member or member of our executive management.

Compensation of Directors. For information on the compensation of directors, see “Item 6. Directors, Senior Management and Employees – C. Compensation of Directors and Executive Officers of Delhaize Group.”

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of June 16, 2008, our corporate capital was €50,140,253.50. The issuance premium on our capital was € 2,709,442,063.32. This corporate capital was represented by 100,280,507 Delhaize Group ordinary shares. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of €9,678,897. As of June 16, 2008, the Board of Director’s authorization had been used for an amount of €264,271, so that the amount of authorized capital remaining available as of that date was €9,414,626. This authorization will expire in June 2012, but may be renewed.

On April 7, 2004, we issued €300 million 2.75% convertible bonds due 2009 to institutional investors. The bonds have been issued at 100% of their nominal value and will be redeemable at maturity at 100% of their nominal value. The initial conversion price has been set at €57.0. The bonds are subject to the terms and conditions of the offering circular, convertible into 5,263,158 new Delhaize Group ordinary shares at the initial conversion price. As of June 16, 2008, 2,267,528 new ordinary shares had been issued to satisfy the conversion of certain convertible bonds.

Form of Ordinary Shares. Our ordinary shares may be in dematerialized form, bearer form or registered form. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. Bearer securities (titres au porteur / effecten aan toonder) are securities represented by a certificate which entitle its holder to exercise all rights attached to the security merely by holding it. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of a depositary institution. Registered securities (titres nominatifs / effecten op naam) are securities that can only be represented by entries in a shareholder register held by the company.

On request, our shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing us and returning the certificate of record in the shareholder register to us. Under Belgian law, as from January 1, 2008, bearer shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2007, our statutory reserve amounted to 10% of our capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, our shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to €9,678,897. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 16, 2008, the amount remaining available under this authorization was €9,414,626.

Voting and General Meetings of Shareholders. Each holder of our ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda. If a holder of ordinary shares in registered form wishes to attend a general meeting, such holder must send to Delhaize Group’s registered office an attendance form evidencing his or her intent to exercise his or her rights at the meeting at least four business days prior to such meeting, and must remain the holder of such shares until the day after the meeting. A holder of ordinary shares in bearer form must deposit the ordinary shares under which voting rights will be exercised with our registered office, or such other place as specified in the notice for the meeting, at least four business days prior to the applicable meeting. A holder of ordinary shares in dematerialized form must provide notice of his or her intent to exercise his or her rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Each share is entitled to one vote. A shareholder’s right to vote all Delhaize Group ordinary shares that such shareholder holds may be limited if the shareholder fails to comply with the ownership reporting requirements under Belgian law and the Articles of Association as described below.

Neither Belgian law nor the Articles of Association limit the rights of non-resident or foreign investors to hold or vote the Delhaize Group ordinary shares or, subject to tax laws, to receive dividends paid on the Delhaize Group ordinary shares.

Under our Articles of Association, the annual general meeting of our shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a holiday, our Articles of Association provide that the meeting must take place either the preceding or the following business day. Extraordinary general meetings of the shareholders may be called by our Board of Directors or by our statutory auditor. The Board of Directors or the statutory auditor is required to call an extraordinary general meeting of our shareholders upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

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

Belgian law does not require a quorum for the annual general meetings of shareholders, which we refer to sometimes as our ordinary general meeting of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of our Articles of Association, including any decision to increase the capital (except if taken by the Board of Directors) or to create an additional class of capital stock, require a quorum of 50% of the issued capital (provided that if the 50% quorum is not reached, our Board may call a second meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shareholders present or represented and voting at the meeting, or 80% of such shareholders if the amendment would change our corporate object or authorize our Board of Directors to repurchase Delhaize Group ordinary shares.

Under Belgian law, we are required to publish a notice for each meeting of the shareholders in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at least twenty-four days prior to a meeting. However, if a second meeting is to be held with the same agenda, the notice of this second meeting may be published in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at the latest seventeen days prior to the second meeting provided that the notice of the first meeting indicated the date of the second meeting. In addition, a copy of the notice must be sent to each holder of Delhaize Group ordinary shares in registered form at least fifteen days prior to the meeting. Each notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of our shareholders is limited to the purposes stated in the notice of the meeting. Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting.

For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts-Voting Rights” below.

Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of our fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, our Board of Directors is to provide the annual accounts to our statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of our shareholders. Fifteen days before the date of our annual general meeting, the shareholders are entitled to review, at Delhaize Group’s registered office, a copy of the annual accounts as prepared by our Board of Directors, and the reports drawn up by our Board of Directors and by our statutory auditor. In addition, we are required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, we will furnish to our shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by our shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of our Board of Directors and our statutory auditor. This discharge of liability is valid only when the financial statements submitted by our Board of Directors contain no omissions of necessary information or misstatements as to the true condition of our company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, our Articles of Association, is valid only if such actions have been mentioned in the notice of our annual general meeting of shareholders.

Ownership Reporting

Belgian Law. In accordance with currently applicable Belgian law, any individual or entity who, as a result of acquiring voting securities or securities giving the right to subscribe to or acquire voting securities, becomes the owner of 5% or more of the total voting rights of a company, taking into account the securities held by the owner as well as by persons acting for its account or affiliated or acting jointly with it, must, within two business days after such acquisition, disclose to the company and to the Belgian Banking, Finance and Insurance Commission the

information set forth in the Law of March 2, 1989 and the Royal Decree of May 10, 1989 implementing this law. Such disclosure obligation must be complied with upon every acquisition or disposal which causes such owner’s voting rights (taking into account the voting rights attached to securities held by persons acting for its account or affiliated or acting jointly with it) to increase above or fall below 5% or any multiple of 5% of the total number of voting rights. The company articles of association may however provide for lower thresholds up to a minimum of 3%.

Under our Articles of Association, any person or legal entity that owns or acquires our securities granting voting rights, whether representing the share capital or not, must disclose to us and the Belgian Banking, Finance and Insurance Commission the number of our securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to 3% or more of the total outstanding and potential voting rights of our company existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must also make such disclosure in the event of a transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to our securities that it owns amount to 5%, 10%, and so on by blocks of 5% of the total outstanding and potential voting rights of our company existing when the event triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

Any person or legal entity that acquires or transfers, alone or jointly, the direct or indirect control of a corporation that owns at least 3% of the outstanding and potential voting rights of our company must disclose such acquisition or transfer to us and to the Banking, Finance and Insurance Commission.

In accordance with currently applicable Belgian law, disclosure statements relating to the acquisition or transfer of securities that are made in compliance with this requirement must be addressed to the Belgian Banking, Finance and Insurance Commission and to our Board of Directors no later than the second business day after the triggering event occurs. The documents of the transaction that gave rise to the disclosure obligation must be addressed to the Belgian Banking, Finance and Insurance Commission within the same period of time. The number of securities acquired by succession must be disclosed no later than thirty days from the acceptance of such succession.

For a beneficial owner to be eligible to exercise voting rights with respect to all Delhaize Group ordinary shares exceeding such thresholds, such beneficial owner must have:

(a)	complied in a timely manner with the disclosure requirements discussed above; and

(b)	provided the required disclosure materials at least 20 days before the date of the shareholders’ meeting where such Delhaize Group ordinary shares will be voted.

A beneficial owner may not exercise voting rights in respect of a number of Delhaize Group ordinary shares greater than the number disclosed at least 20 days before the date of the applicable shareholders’ meeting. This restriction would not apply to ordinary shares below the initial 3% threshold or to Delhaize Group ordinary shares between two consecutive thresholds as long as the beneficial owner has reported Delhaize Group ordinary shares at least equal to the lower of the two thresholds. Any person failing to timely report his beneficial ownership of Delhaize Group ordinary shares may:

(a)	forfeit all or part of the rights attributable to such Delhaize Group ordinary shares, including, but not limited to, voting rights or rights to distributions of cash or share dividends; or

(b)	be ordered by the President of the Commercial Court to sell the shares concerned to a non-related party.

Holders of Delhaize Group ordinary shares and holders or beneficial owners of Delhaize Group ADRs are subject to the same reporting requirements summarized above.

The current regime on ownership notification will change as a result of the entry into force of the Belgian Law of May 2, 2007, implementing the EU Transparency Directive. This Law will enter into force on September 1, 2008. In order to take the new legislation into account, the shareholders approved at the General Meeting of Shareholders held on May 22, 2008, modifications to our company’s Articles of Association reflecting the new legislation.

Members of a corporate body, persons discharging executive responsibilities within Delhaize Group and having regular access to inside information relating to Delhaize Group, and persons closely associated with them, who acquire or transfer Delhaize Group ordinary shares or Delhaize Group ADRs must also disclose such acquisition or transfer to the Belgian Banking, Finance and Insurance Commission within five business days from the date of the relevant transaction. However, if the aggregate euro amount of all transactions by such person for any calendar year has not yet reached five thousand euros, the report to the Belgian Banking, Finance and Insurance Commission may be delayed until January 31 of the following year. Failure to comply with such requirements may give rise to administrative fines.

U.S. Law. In accordance with U.S. law, holders of Delhaize Group ordinary shares and holders of ADRs are required to comply with U.S. securities requirements relating to their ownership of securities. Any person must disclose to us and the U.S. Securities and Exchange Commission on Schedule 13D or, as applicable, Schedule 13G the number of Delhaize Group ordinary shares or the ordinary shares underlying ADRs that such person has acquired (whether alone or jointly with one or more other persons) when such shares represent more than 5% of the outstanding Delhaize Group ordinary shares. In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.

Acquisition, Holding in Pledge and Transfer by Delhaize Group of Delhaize Group Ordinary Shares. Under our Articles of Association, we may acquire or hold in pledge our own shares in accordance with effective law. Our Board of Directors is authorized to transfer through public or private transactions the shares that we acquired, under conditions determined by our Board of Directors, without the prior approval of shareholders, in accordance with effective law.

At the extraordinary general meeting held on May 22, 2008, our shareholders authorized our Board of Directors to acquire in the ordinary course of business up to 10% of our outstanding shares at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group ordinary share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for 18 months, replaces the one granted in May 2007. Such authorization also relates to the acquisition of our shares by one or several of our direct subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to the limits of an outstanding authorization granted to the Board of Directors by the shareholders, to satisfy exercises under the stock option plans that we offer our associates. No time limit has been set for these repurchases and they may be discontinued at any time.

We acquired 384,575 Delhaize Group ordinary shares (having a par value of €0.50 per share) in 2007 for an aggregate amount of €25.8 million, representing approximately 0.38% of our share capital and transferred 389,275 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2007, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €143.3 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2007, Delhaize America repurchased 151,700 Delhaize Group ADRs for an aggregate amount of $13.4 million, representing approximately 0.15% of our share capital as at December 31, 2007 and transferred 126,650 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2007, we owned 938,949 treasury shares (including ADRs), of which 402,674 were acquired prior to 2007, representing approximately 0.94% of our share capital.

We provided a Belgian credit institution with a discretionary mandate (the “2008 Mandate”) to purchase up to 500,000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the 2008

Mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the 2008 Mandate.

We provided a Belgian credit institution with a discretionary mandate (the “2006-2007 Mandate”) to purchase up to 400,000 Delhaize Group ordinary shares on Euronext Brussels between December 15, 2006 and November 24, 2007 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution made its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the 2006-2007 Mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution was able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank fell below a certain minimum threshold contained in the 2006-2007 Mandate.

Additionally, in August 2007 Delhaize America engaged a U.S.-based financial institution to purchase on its behalf 25,000 Delhaize Group ADRs on the New York Stock Exchange. In 2006 Delhaize America engaged a U.S.-based financial institution to purchase on its behalf up to 225,000 Delhaize Group ADRs on the New York Stock Exchange during a period of up to one year beginning August 31, 2006. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. Both the 2006 and the 2007 engagements were established to assist in the satisfaction of certain stock options held by employees of our U.S. subsidiaries and certain restricted stock unit awards provided to U.S.-based executive employees.

Finally, the Extraordinary General Meeting of Delhaize Group held on May 26, 2005 authorized the Board of Directors to purchase Delhaize Group ordinary shares where such a purchase is necessary to avoid serious and imminent damage to Delhaize Group. Such authorization expired on June 27, 2008.

Change in Control

Ability of Delhaize Group to issue ordinary shares in response to a takeover bid. Under Belgian law, the person intending to make a takeover bid must provide advance notice to the Belgian Banking, Finance and Insurance Commission, which must then notify the target company the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the target company’s board of directors was previously authorized to issue new shares, it may decide to issue such shares to the extent that:

(a)	the issuance price is at least equal to the price offered by the bidder,

(b)	the new shares are fully paid-up upon issuance, and

(c)	the number of new shares does not exceed 10% of the number of shares outstanding immediately prior to the capital increase.

On May 26, 2005, the extraordinary general meeting of our shareholders approved an amendment to our Articles of Association, which granted authority to our Board to increase the share capital of our company by a maximum of ten percent of the then outstanding Delhaize Group ordinary shares after it received notice of a public take-over bid relating to our company, for a period of three years beginning on the date of the shareholders’ approval. This authorization expired on May 26, 2008.

The Board of Directors of a Belgian company also has the ability to convene an extraordinary general meeting of the shareholders to vote upon a proposal to issue new shares or warrants without, or with limited, preferential subscription rights.

The new Belgian law on public take-over bids was adopted on April 1, 2007, and entered into force as of September 1, 2007.

Ability of stock option holders to exercise options in case of change of control of Delhaize Group. At the extraordinary general meeting of our shareholders held on May 24, 2007, our shareholders approved a provision of the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies and an amendment to the Delhaize Group 2002 Stock Incentive Plan that provide that in the event of a change of control of Delhaize Group the beneficiaries under the plans will have the right to exercise their options to acquire Delhaize Group shares regardless the vesting period of the options.

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. At ordinary general meeting of shareholders held on May 22, 2008, our shareholders approved the inclusion of a provision in the bonds that we may issue within the 12 months from such meeting granting the holders of such bonds the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of bonds repurchased in the event of a change of control of Delhaize Group.

In addition, at ordinary general meeting of shareholders held on May 24, 2007, our shareholders approved the inclusion of a provision in the bonds that we may issue within the 12 months from such meeting granting the holders of such bonds the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of bonds repurchased in the event of a change of control of Delhaize Group. On June 27, 2007 we issued bonds with such a provision, as discussed below under “Material Contracts – Delhaize Group 2007 Senior Notes Offering.”

Description of Delhaize Group American Depositary Shares

General. The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, or ADSs. Each Delhaize Group ADS represents ownership interest in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share. Each Delhaize Group ADR also represents any securities, cash or other property deposited with The Bank of New York, as depositary, but not distributed to Delhaize Group ADR holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

Because The Bank of New York actually holds the underlying Delhaize Group ordinary shares, ADR holders generally receive the benefit from such underlying shares through The Bank of New York. A deposit agreement among The Bank of New York, Delhaize Group and the holders from time to time of ADRs sets out the obligations of The Bank of New York. New York law governs the deposit agreement and the Delhaize Group American Depositary Receipts, and Belgian law governs the Delhaize Group ordinary shares underlying the Delhaize Group ADRs.

Delhaize Group ADRs may be held either directly (by having an ADR registered in your name) or indirectly through a broker or financial institution. This description assumes Delhaize Group ADRs are held directly. If you hold Delhaize Group ADRs indirectly, you must rely on the procedures of your broker or financial institution to assert the rights of Delhaize Group ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The following description is meant to be only a summary of certain provisions of the deposit agreement. It does not restate the terms of the deposit agreement in its entirety. You are urged to carefully read the deposit agreement, and the form of Delhaize Group ADR, as those documents, and not this description, govern the rights of holders of Delhaize Group ADSs. Copies of the deposit agreement, and the form of Delhaize Group ADR, are available, respectively, as Exhibit 4.1 to the registration statement on Form F-4 filed with the SEC on March 23, 2001 and Exhibit 1 to the Rule 424(b)(3) prospectus filed with the SEC on April 29, 2004. Copies of the agreement and the form of Delhaize Group ADR are also available for inspection at the Corporate Trust Office of the depositary set forth above, and at the office of the custodian, Banque Bruxelles Lambert S.A. located at avenue Marnix, 24, 1000 Brussels, Belgium.

Dividends and Distributions. The Bank of New York will pay to ADR holders the cash dividends or other distributions it receives on shares or other deposited securities, after deducting its fees and expenses. ADR holders will receive these distributions in proportion to the number of Delhaize Group ordinary shares represented by the Delhaize Group ADRs held.

•

Cash. The Bank of New York will, as promptly as practicable after payment, convert any cash dividend or distribution Delhaize Group pays on the shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those Delhaize Group ADR holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

•

Shares. The Bank of New York may distribute additional Delhaize Group ADSs representing any shares Delhaize Group distributes as a dividend or free distribution, if Delhaize Group requests it to make this distribution. The Bank of New York will only distribute whole Delhaize Group ADSs. It will sell shares which would require it to issue a fractional Delhaize Group ADR and distribute the net proceeds to the holders entitled to those shares. If The Bank of New York does not distribute additional cash or Delhaize Group ADSs, each Delhaize Group ADR will also represent the new Delhaize Group ordinary shares.

•

Rights To Receive Additional Shares. If Delhaize Group offers holders of securities any rights, including rights to subscribe for additional shares, The Bank of New York may, with the prior consent of Delhaize Group, take actions necessary to make these rights available to ADR holders. If The Bank of New York determines that it is not legal or not feasible to make these rights available to ADR holders, The Bank of New York may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York may allow rights that are not distributed or sold to lapse.

If The Bank of New York makes rights available to an ADR holder, upon instruction from such ADR holder it will exercise the rights and purchase the shares for such ADR holder’s account. The Bank of New York will then deposit the shares and issue Delhaize Group ADRs to such ADR holder. It will only exercise rights if such ADR holder pays it the exercise price and any charges the rights require to be paid.

United States securities laws may restrict the sale, offer, deposit, cancellation, and transfer of the Delhaize Group ADRs issued after the exercise of rights. In this case, The Bank of New York may issue the Delhaize Group ADRs under a separate restricted deposit agreement that will contain the same provisions as the agreement, except for changes needed to put the restrictions in place. The Bank of New York will not offer ADR holders rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to ADR holders. Delhaize Group has no obligation to register under the Securities Act those rights or the securities to which they relate.

•

Other Distributions. The Bank of New York will send to ADR holders anything else Delhaize Group distributes on deposited securities by any means The Bank of New York thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what Delhaize Group distributed — for example by public or private sale — and distribute the net proceeds, in the same way as it does with cash.

Delhaize Group has no obligation to take any other action to permit the distribution of Delhaize Group ADRs, shares, rights or anything else to Delhaize Group ADR holders. The Bank of New York will not be responsible if it determines that it is unlawful or impractical to make a distribution available to any Delhaize Group ADR holders.

Deposit and Issuance; Withdrawal and Cancellation.

Deposit and Issuance. The Bank of New York will execute and deliver additional Delhaize Group ADRs if you or your broker deposit Delhaize Group ordinary shares, along with any appropriate instruments of transfer, or endorsement, with the custodian. The Bank of New York may also require you to deliver evidence of any necessary approvals of the authority in Belgium, if any, that is responsible for regulating currency exchange at that time, and an agreement transferring your right as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of Delhaize Group ADSs in the names you request and will issue book-entry Delhaize Group ADRs or, if you specifically request, deliver the Delhaize Group ADRs at its Corporate Trust Office to the persons you request.

Withdrawal and Cancellation. You may submit a written request to withdraw Delhaize Group ordinary shares underlying your Delhaize Group ADRs and turn in your certificated Delhaize Group ADRs, if any, at the Corporate Trust Office of The Bank of New York. Any deposited securities that you withdraw will be delivered to you in book-entry form or in bearer form. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the deposited securities underlying the Delhaize Group ADRs at the office of the custodian along with any dividends or distributions with respect to the deposited securities represented by the Delhaize Group ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York. Alternatively, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

An ADR holder has the right to cancel its Delhaize Group ADRs and withdraw the underlying Delhaize Group ordinary shares at any time except:

•

due to temporary delays caused by The Bank of New York or Delhaize Group (when applicable) closing its transfer books, the deposit of Delhaize Group ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when such ADR holder owes money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Delhaize Group ADRs or to the withdrawal of ordinary shares or other deposited securities.

Voting. Upon receipt of notice of any meeting of holders of Delhaize Group ordinary shares underlying your ADRs, The Bank of New York will notify ADR holders of the upcoming meeting and arrange to deliver certain materials to ADR holders. The materials will contain:

(1)	such information as is contained in such notice of meeting;

(2)	a statement that the holders of Delhaize Group ADRs as of the close of business on a specified record date will be entitled, subject to any applicable law and the Articles of Association of Delhaize Group, to either:

(a)	give instructions to the depositary as to the exercise of the voting right, if any, pertaining to the securities underlying ADSs; or

(b)	notify the depositary of their intent to withdraw an enumerated number of voting securities pursuant to the deposit agreement with a view to voting such securities in person or by proxy;

(3)	a statement as to the manner in which such instructions and notification may be given; and

(4)	a voting instruction card which owners may use to instruct The Bank of New York how to vote at such meeting.

For voting instructions to be valid, The Bank of New York must receive them on or before the date specified in the materials delivered to ADR holders. The Bank of New York will, to the extent practical, subject to any applicable law and the Articles of Association of Delhaize Group, vote the underlying securities as each ADR holder instructs and The Bank of New York will only vote as each ADR holder instructs.

Under the deposit agreement, a holder of Delhaize Group ADRs who gave voting instructions to the depositary by delivering a voting instruction card must arrange for blocking transfers of those ADRs during the period from the date on which such voting instructions are received by The Bank of New York until the day after such meeting, and the depositary shall hold such ADRs in a blocked account during such period, together with such holder’s written request that the custodian cause the voting securities represented by such ADRs to be “blocked” for voting in accordance with such notice and the Articles of Association of Delhaize Group. Persons who have withdrawn securities with a view to voting such securities in person or by proxy must also timely “block” such securities for voting in accordance with the notice of the upcoming meeting and the Articles of Association of Delhaize Group. Only shareholders of Delhaize Group, including persons who have timely withdrawn and “blocked” securities with a view to voting them, may attend the meeting and vote in person or by proxy.

Persons who hold Delhaize Group ADRs through a brokerage account or otherwise in “street name” will need to follow the procedures of their broker in order to give voting instructions to the depositary or to withdraw the securities underlying their ADRs to vote them in person.

Under the deposit agreement, Delhaize Group may request the depositary to telecopy to Delhaize Group copies of any voting instruction cards promptly upon receipt of such instructions or notices. In addition, under the terms of the deposit agreement, holders of ADRs who have delivered voting instruction cards agree that such voting instruction cards may, at the request of Delhaize Group, be disclosed by Delhaize Group, for purposes of compliance with Belgian law, in connection with any shareholders’ meeting of Delhaize Group, whether prior, during or after such shareholders’ meeting.

In connection with shareholders’ meetings, Delhaize Group or The Bank of New York will not be able to assure that ADR holders will receive the voting materials in time to ensure that ADR holders can either instruct the depositary to vote the securities underlying the ADRs or withdraw the underlying securities to vote them in person or by proxy. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

The right to give voting instructions to the depositary or to vote the Delhaize Group ordinary shares may be limited if the holders or beneficial owners of Delhaize Group ADRs or ordinary shares fail to comply with ownership reporting requirements under Belgian law. For additional information see “Description of Delhaize Group Ordinary Shares – Ownership Reporting” above.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of shares or rights or other property • Each cancellation of an ADS, including if the deposit agreement terminates
$0.02 (or less) per ADS	Any cash distribution made pursuant to the deposit agreement
Registration or Transfer Fees	Transfer and registration of shares on the share register of the registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	• Conversion of Euro to U.S. dollars • Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The Bank of New York or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charge incurred by the depositary or its agents for servicing the deposited securities.	As necessary

Payment of Taxes. The Bank of New York may deduct the amount of any taxes owed from any payments to an ADR holder. It may also restrict the transfer of Delhaize Group ADRs or restrict the withdrawal of underlying deposited securities until an ADR holder pays any taxes owed on such holder’s Delhaize Group ADRs or underlying securities. It may also withhold dividends or other distributions, or sell deposited securities to pay any taxes owed.

Such ADR holder will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of Delhaize Group ADSs held by such ADR holder to reflect the sale and pay to such ADR holder any proceeds, or send to such ADR holder any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Share Exchanges. If Delhaize Group:

•	reclassifies, splits or consolidates any of the Delhaize Group ordinary shares;

•	distributes securities on any of the Delhaize Group ordinary shares that are not distributed to ADR holders; or

•	recapitalizes, reorganizes, merges, consolidates or takes any similar action,

then:

•

the cash, shares or other securities received by The Bank of New York will become new deposited securities under the deposit agreement, and each Delhaize Group ADR will automatically represent its equal share of the new deposited securities; and

•

The Bank of New York may, and will if Delhaize Group asks it to, distribute some or all of the cash, shares or other securities it received. It may also delivery new Delhaize Group ADRs or ask each ADR holder to surrender its outstanding Delhaize Group ADRs in exchange for new Delhaize Group ADRs identifying the new deposited securities.

Disclosure of Interests. The obligation of a holder of Delhaize Group ordinary shares and other persons with an interest in the shares to disclose information to Delhaize Group and the Belgian Banking, Finance and Insurance Commission under Belgian law also applies to ADR holders and any other persons with an interest in the Delhaize Group ADRs. The consequences for failure to comply with these provisions will be the same for ADR holders and any other persons with an interest as for a holder of Delhaize Group ordinary shares. Under the deposit agreement, each holder of Delhaize Group ADRs or person with an interest in Delhaize Group ADRs is deemed to have authorized The Bank of New York and the custodian to comply with any request from Delhaize Group or any competent authority to disclose any information about any interest or any transaction of such person in Delhaize Group ADRs or ordinary shares. For additional information see “Description of Delhaize Group Ordinary Shares – Ownership Reporting” above.

Amendment and Termination of the Deposit Agreement

Amendment. Delhaize Group may agree with The Bank of New York to amend the deposit agreement and the Delhaize Group ADRs without ADR holder consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices any substantial existing right of Delhaize Group ADR holders, it will only become effective 30 days after The Bank of New York notifies ADR holders of the amendment. At the time an amendment becomes effective, an ADR holder is considered, by continuing to hold Delhaize Group ADRS, to have agreed to the amendment and to be bound by the agreement as amended. However, no amendment will impair an ADR holder’s right to receive the deposited securities in exchange for Delhaize Group ADRS.

Termination. The Bank of New York will terminate the deposit agreement if Delhaize Group asks it to do so, in which case it must notify ADR holders at least 90 days before termination. The Bank of New York may also terminate the agreement after notifying ADR holders if The Bank of New York informs Delhaize Group that it would like to resign and Delhaize Group does not appoint a new depositary bank within 90 days.

If any Delhaize Group ADRs remain outstanding after termination, The Bank of New York will stop registering the transfer of Delhaize Group ADRs, will stop distributing dividends to Delhaize Group ADR holders, and will not give any further notices or do anything else under the deposit agreement other than:

(1)	collect dividends and distributions on the deposited securities;

(2)	sell rights offered to holders of deposited securities; and

(3)	deliver Delhaize Group ordinary shares and other deposited securities upon cancellation of Delhaize Group ADRs.

At any time after one year after termination of the deposit agreement, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any cash it is holding under the agreement, for the pro rata benefit of the Delhaize Group ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New

York’s only obligations will be to account for the money and cash. After termination, Delhaize Group’s only obligations will be with respect to indemnification of, and to pay specified amounts to, The Bank of New York.

Limitations on Obligations and Liability to ADR Holders. The deposit agreement expressly limits the obligations and liabilities of Delhaize Group and The Bank of New York. Delhaize Group and The Bank of New York:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•

are not liable if either of them is prevented or delayed by law, any provision of the Delhaize Group Articles of Association or circumstances beyond their control from performing their obligations under the agreement;

•	are not liable if either of them exercises, or fails to exercise, discretion permitted under the deposit agreement;

•

have no obligation to become involved in a lawsuit or proceeding related to the Delhaize Group ADRs or the deposit agreement on behalf of ADR holders or on behalf of any other party unless they are indemnified to their satisfaction; and

•

may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Delhaize Group ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the deposit agreement, Delhaize Group agrees to indemnify The Bank of New York against liabilities which may arise out of acts performed or omitted by The Bank of New York, except for liabilities arising out of The Bank of New York’s negligence or bad faith, and against liabilities which may arise out of acts performed or omitted by Delhaize Group. The Bank of New York agrees to indemnify Delhaize Group against liabilities which may arise out of acts performed or omitted by The Bank of New York due to The Bank of New York’s negligence or bad faith.

Requirements for Depositary Actions. Before The Bank of New York will issue or register the transfer of a Delhaize Group ADR, make a distribution on a Delhaize Group ADR, or permit withdrawal of Delhaize Group ordinary shares, Delhaize Group or The Bank of New York may require:

•

payment of taxes, including stamp duty reserve and stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities, as well as fees and expenses of The Bank of New York;

•

production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Delhaize Group ADRs upon withdrawal, and of the genuineness of any signature or other information they deem necessary; and

•	compliance with regulations The Bank of New York may establish consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of Delhaize Group ADRs generally when the transfer books of The Bank of New York are closed or at any time if The Bank of New York or Delhaize Group thinks it advisable to do so.

Pre-Release of ADRs. The Bank of New York may deliver Delhaize Group ADRs before deposit of the underlying Delhaize Group ordinary shares. This is called a pre-release of Delhaize Group ADRs. The Bank of New York may also deliver Delhaize Group ordinary shares prior to the receipt and cancellation of pre-released Delhaize Group ADRs even if the Delhaize Group ADRs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying Delhaize Group ordinary shares are delivered to The Bank of New York. The Bank of New York may receive Delhaize Group ADRs instead of Delhaize Group ordinary shares to close out a pre-release. The Bank of New York may pre-release Delhaize Group ADRs only under the following conditions:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer, as the case may be, owns the Delhaize Group ordinary shares or Delhaize Group ADRs to be remitted;

(2)	the pre-release must be fully collateralized with cash or collateral that The Bank of New York considers appropriate; and

(3)	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will also be subject to certain limitations provided in the deposit agreement and to whatever indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of Delhaize Group ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time if it deems it appropriate to do so.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded that the best interests of Delhaize Group and its shareholders are served by variance from the Corporate Governance Code in three specific cases. These variances relate to (i) the assessment of independence of directors who serve on the Board as non-executive directors for more than three terms, (ii) the assessment of the commitment of directors who serve on the board of more than five other listed companies, and (iii) the level of shareholding for the submission of proposals by a shareholder to a general meeting. A detailed description of these variances is available on our website at http://www.delhaizegroup.com/divclassdg_MenuText_RedTHEGROUPdiv/Governance/GeneralPrinciples/tabid/90/Default.aspx.

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

A general description of the differences between Delhaize Group’s corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is available on our website at http://www.delhaizegroup.com/divclassdg_MenuText_RedTHEGROUPdiv/Governance/GeneralPrinciples/tabid/90/Default.aspx. As of the date of filing this Annual Report, we believe that our corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards and have no such differences to disclose.

MATERIAL CONTRACTS

Cross Guarantee Agreement

We entered into a Cross Guarantee Agreement, dated as of May 21, 2007, with Delhaize America and substantially all of Delhaize America’s subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Delhaize Group existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two of our European subsidiaries and all future unsubordinated financial indebtedness of the parties to the agreement.

If any sum owed to a creditor by a guarantor pursuant to its guarantee under the Cross Guarantee Agreement is not recoverable from such guarantor for any reason whatsoever, then such guarantor is obligated, forthwith upon demand by such creditor, to pay such sum by way of a full indemnity.

As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., and Victory Distributors, Inc. Information with respect to our subsidiaries that are Cross Guarantors is included in Note 43 to the consolidated financial statements included in this document.

The description of the Cross Guarantee Agreement contained in this Annual Report on Form 20-F is qualified in its entirety by reference to a copy of such agreement filed as exhibit 99.2 to our Report on Form 6-K filed with the

U.S. Securities and Exchange Commission on May 29, 2007 (second of three reports) and incorporated in this Annual Report on Form 20-F by reference.

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

Delhaize America Credit Agreement

Our subsidiary Delhaize America has a $500 million five-year unsecured revolving credit agreement, which was amended and restated as of May 21, 2007 (the “Delhaize America Credit Agreement”), by and among Delhaize America, as borrower, Delhaize Group, as guarantor, Delhaize America’s subsidiaries party thereto, as guarantors, and JPMorgan Chase Bank, N.A. as administrative agent, issuing bank and swingline lender. Delhaize America had $50.0 million (€34.0 million) in outstanding borrowings and $1.0 million (€0.7 million) of letter of credit exposure under this credit facility as of December 31, 2007. This summary of the Delhaize America Credit Agreement is qualified in its entirety by reference to the actual Delhaize America Credit Agreement filed with the U.S. Securities and Exchange Commission as Exhibit 99.3 to Delhaize Group’s Report on Form 6-K filed on May 29, 2007 (second of three reports), which is incorporated by reference into this Annual Report on Form 20-F.

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

Delhaize America’s ability to borrow under the Delhaize America Credit Agreement is subject to compliance by Delhaize America and Delhaize Group with the covenants and conditions set forth in the Delhaize America Credit Agreement. The Delhaize America Credit Agreement contains customary representations, warranties and covenants, including two financial covenants applicable to Delhaize Group: (i) a maximum ratio of consolidated adjusted debt to consolidated EBITDAR (as such terms are specified in the Delhaize America Credit Agreement), which began at 3.75 to 1.00 and decreased to 3.50 to 1.00 starting with the last day of fiscal year 2007, and (ii) a minimum ratio of consolidated EBITDAR to consolidated fixed charges (as such terms are specified in the Delhaize America Credit Agreement), which began at 2.50 to 1.00 and increased to 2.75 to 1.00 starting with the last day of fiscal year 2007.

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

Delhaize Group 2007 Senior Notes Offering

On June 27, 2007 we issued €500 million 5.625% senior notes due 2014 (the “5.625% Euro Notes”) pursuant to an Indenture dated June 27, 2007 between us and The Bank of New York (the “2007 Euro Note Indenture”) and $450 million 6.50% senior notes due 2017 represented by certificated depositary interests (the “6.50% Dollar Notes” and collectively with the 5.625% Euro Notes, the “2007 Notes”) pursuant to an Indenture dated June 27, 2007 between us and The Bank of New York (the “2007 Dollar Note Indenture” and together with the 2007 Euro Notes Indenture, the “2007 Indentures”). The 5.625% Euro Notes will mature on June 27, 2014 and the 6.50% Dollar Notes will mature on June 15, 2017. We will pay interest on the 5.625% Euro Notes annually on June 27 commencing on June 27, 2008, and we will pay interest on the 6.50% Dollar Notes semiannually on June 15 and December 15 each year beginning on December 15, 2007. All or a portion of the 5.625% Euro Notes or the 6.50% Dollar Notes may be subject to redemption at any time, as described, respectively, in the 2007 Euro Note Indenture and the 2007 Dollar Note Indenture. The 2007 Notes will be unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 2007 Notes fall within the scope of the Cross

Guarantee Agreement. We have applied to admit the 5.625% Euro Notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange. The 6.50% Dollar Notes will not be listed on any stock exchange. We have agreed to use our reasonable best efforts to consummate an exchange offer pursuant to an effective registration statement or cause resales of the 6.50% Dollar Notes to be registered pursuant to a shelf registration statement under the Securities Act.

EXCHANGE CONTROLS

See Sections C and D under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in this document.

TAXATION

The following is a description of U.S. and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in light of their particular circumstances such as:

•

persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of Delhaize Group or 5% or more of the outstanding ordinary shares of Delhaize Group (including ordinary shares represented by American Depositary Shares);

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

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 10% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies after January 1, 1994 (a) pursuant to a public issuance in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance until payment or attribution of the dividend, either registered with the issuing company if it concerns registered shares or deposited in open custody to a bank, a public credit institution, a stock broker or savings bank under the supervision of the Belgian Banking, Finance and Insurance Commission, if it concerns bearer shares or have been recorded in Belgium in a securities account held in the name of the owner or the holder with a clearing institution or recognized account holder who is entitled to hold such securities, if it concerns dematerialized shares. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

Withholding Tax Reduction Under Belgium-United States Tax Treaty. Under the Belgium-United States tax treaty, the Belgian withholding tax will be reduced to 15% of the gross amount of the dividends if the U.S. Holder, a resident of the United States for purposes of the treaty, is the beneficial owner of the Delhaize Group ADRs and is entitled to the benefits of the treaty under the limitation of benefits article included in the treaty. The rate is further reduced to 5% if the U.S. Holder owns directly at least 10% of the voting stock. No withholding tax is however applicable if the beneficial owner of the dividend is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S. provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

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

The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.17% (but limited to €500 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company.

The tax amounts to 0.07% in case of a purchase or sale of certificates (or other securities) representing shares if these certificates are issued by a Belgian entity or person. The Minister of Finance also permits certificates issued by foreign entities having a Belgian permanent establishment to qualify for the reduced rate. The tax is limited to €500 per transaction and per party on the purchase and on the sale in Belgium of the qualifying certificates.

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

DOCUMENTS ON DISPLAY

Copies of this annual report on Form 20-F of Delhaize Group, the exhibits referred to within this annual report and our Articles of Association are available for review upon request at the corporate office of Delhaize Group located at Square Marie Curie 40, 1070 Brussels, Belgium (tel. +32-2-412-2151). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This annual report on Form 20-F and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC’s website.

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

See the information under the headings entitled “A. Selected Financial Data – Exchange Rates” and “B. Risk Factors – Risks Relating to Our Securities and Our Incorporation in Belgium” under Item 3 “Key Information” above and the heading titled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects” above.

C. Exchange Controls

Belgian exchange control regulations impose no limitations on the amount of cash payments that may be remitted by Delhaize Group to residents of the United States. However, when there is a transfer of funds by Delhaize Group an obligation to notify the National Bank of Belgium arises. If the transfer of funds is handled by a Belgian financial institution, that institution will provide the required notification.

D. Ownership of Delhaize Group Shares

The European Takeover Directive 2004/25/CE of 21 April 2004 has been implemented in Belgium through the law of 1 April 2007 on public takeovers (the Takeover Law), the Royal Decree of 27 April 2007 on public takeovers (the Takeover Decree) and the Royal Decree of 27 April 2007 on squeeze-out bids. Most provisions of this new takeover regime entered into force on 1 September 2007.

The main regulatory authority for public bids in Belgium is the Banking, Finance and Insurance Commission. It controls compliance with the applicable rules by all parties to bids and, in practice, interprets the rules in accordance with their underlying purpose.

The Takeover Decree provides specific rules for voluntary bids and mandatory bids.

Voluntary bids

The rules of the Belgian Takeover Decree on voluntary bids will apply where there is a public offer in Belgium to acquire securities in Delhaize Group. For the purpose of the Takeover Law, a public takeover is an offer to holders of securities of a company aimed at acquiring all or part of their securities. The test is whether the bid is public for Belgian law purposes. Under the Takeover Law, a bid is deemed to be public in Belgium if it meets either of the following conditions:

(a) a communication is made in Belgium in any form and by any means presenting sufficient information about the terms of the bid to enable a holder of securities to decide whether to transfer its securities, and this communication is made by the bidder (or by a person acting on behalf of or in concert with the bidder); or

(b) the bidder (or a person acting on behalf of or in concert with the bidder) uses any advertising medium (including circulars or any standard documents, whether for pure information or for solicitation purposes, even when addressed personally to specific people) that announces or recommends the bid.

For the purposes of the conditions set out above, any person receiving either direct or indirect remuneration in connection with the bid is deemed to be acting on behalf of or in concert with the bidder.

Despite this, the following offers made in Belgium are not considered public under Belgian law:

(a) offers for securities held solely by ‘qualified investors’ within the meaning of article 10 of the law of 16 June 2006 relating to public offerings of securities and the admission of securities to trading on regulated markets (which implements in Belgium the EU Prospectus Directive 2003/71/EC of 4 November 2003);

(b) offers to fewer than 100 persons, other than ‘qualified investors’ within the meaning of the law of 16 June 2006 referred to above; and

(c) offers for securities whose denomination per unit amounts to at least 50,000.

Mandatory bids

Under the new regime applicable from 1 September 2007, a mandatory takeover bid must be launched where a person (and/or persons acting together) acquires more than 30 per cent of the voting securities in a Belgian company whose securities are admitted to trading on a regulated market, such as Euronext Brussels. The Takeover Decree provides for certain exemptions to the obligation to launch a mandatory bid when the 30 per cent threshold is exceeded.

The price to be offered to shareholders in a mandatory bid must be at least equal to the higher of:

(a) the highest price paid for the securities subject to the bid by the bidder (or persons acting in concert with it) during the 12 months preceding the bid announcement; and

(b) the weighted average market price of such securities during the 30 calendar days preceding the event triggering the obligation to launch the mandatory bid (ie when the 30 per cent threshold is reached).

Prior to making a bid, a bidder must issue a prospectus which must be approved by the Belgian Banking, Finance and Insurance Commission.

In case of a public takeover bid, the transaction is subject to approval by the European Commission under the EC Merger Regulation if:

(a) the aggregate world-wide turnover of the bidder and the target to be acquired exceeds €5 billion; and

(b) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds €250 million provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover within one and the same member state;

or if:

(a) the aggregate worldwide turnover of the bidder and the target to be acquired exceeds €2.5 billion;

(b) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds €100 million;

(c) in each of at least three member states, the aggregate turnover of the bidder and the target to be acquired exceeds €100 million; and;

(d) in each of at least three member states mentioned in (c) immediately above, the turnover of each of the bidder and the target to be acquired exceeds €25 million, provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover in one and the same member state.

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

The acquisition of a business through a public takeover bid that does not fall within the scope of the EC Merger Regulation is subject to approval by the Belgian Competition Authorities under the Belgian Competition Act if:

(1) the aggregate turnover in Belgium of both the bidder and the target to be acquired exceeds €100 million; and

(2) the turnover of each of the bidder and the target on the Belgian market exceeds €40 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Attestation Report of the Registered Public Accounting Firm

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises BVo.v.v.e. CVBA/SC s.f.d. SCRL, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on management’s assessment of internal control over financial reporting on page F-1 of this report.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

ITEM 16B. CODE OF ETHICS

On May 27, 2004 our Board of Directors adopted a Code of Ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is applicable to all our employees and directors, including our Chief Financial Officer, our other senior financial officers and our Chief Executive Officer. We have filed our Code of Business Conduct and Ethics with the SEC and it is included as an exhibit to this annual report on Form 20-F. Our Code of Business Conduct and Ethics is posted on our website as an exhibit to our Corporate Governance Charter and may be accessed at www.delhaizegroup.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Reviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided	2007	2006
(amounts in euros)

Audit Fees (a)	2,821,934	3,265,000

Audit-Related Fees (b)	106,896	72,000

Tax Fees	—	—

All Other Fees (c)	—	42,000

(a)	Audit fees for the years ended December 31, 2007 and 2006 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.

(b)	Audit-related fees for the years ended December 31, 2007 and 2006 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.

(c)	All other fees for the year ended December 31, 2006 consist of fees for consulting services rendered by Deloitte Consulting.

Included in 2006 “all other fees” is €42,000 (1.4% of total fees) of services where pre-approval was not required pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. During 2007, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to this de minimis exception.

Audit Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent registered public auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit Committee may delegate pre-approval authority to one or more of its independent members, and approval by such member or members within the parameters of the policy will constitute approval of the Audit Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries are established periodically by the Audit Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit Committee. With respect to each proposed pre-approved service, the Auditor will provide appropriate documentation, which will be provided to the Audit Committee, regarding the specific services to be provided. The Audit Committee has designated the Company’s Chief Audit Officer to monitor the performance of services provided by the Auditor and to assess compliance with the pre-approval policies and procedures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in thousands) (b)
June 2008 (a)	—	—	—	100,713
May 2008 (c)	51,867	52.09	51,867
April 2008	—	—	—
March 2008	—	—	—
February 2008	—	—	—
January 2008	—	—	—
December 2007	—	—	—
November 2007	—	—	—
October 2007	—	—	—
September 2007 (c)	24,500	69.07	24,500
August 2007 (c)	500	71.54	500
July 2007	—	—	—

Total	76,867	57.63	76,867

(a)	Through June 16, 2008.

(b)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see notes (c) and (d) below), to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

(c)	Shares purchased as part of the 2007 program approved by the shareholders’ meeting of May 24, 2007 for a period of 18 months expiring on November 24, 2008, authorizing purchases of a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. This program replaced the previous program announced on May 24, 2006.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

Item 18. Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007 AND 2006 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2007.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

Exhibit No.	Description

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.6	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

2.7	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., Llc, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.8	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30,2007)

2.9	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Form of Deposit Agreement among Delhaize Group and The Bank of New York (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit No.	Description

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.6	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.7	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.8	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.3 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2007)

11.1	Delhaize Group Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

Exhibit No.	Description

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2007 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on April 29, 2008 and incorporated by reference herein) and Erratum thereto (Filed as Exhibit 99.2 to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 29, 2008 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

	By:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer
Date: June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.:

We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2007, 2006 and 2005, and the related consolidated income statements, statements of recognized income and expense, and statements of cash flows for each of the three years in the period ended December 31, 2007 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs/Instituut der Bedrijfsrevisoren” and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium
June 26, 2008

/s/ Philip Maeyaert
DELOITTE Bedrijfsrevisoren /Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Philip Maeyaert

Consolidated Balance Sheets

Consolidated Assets

(in millions of EUR)	Note	2007	2006	2005
Goodwill	7	2,445.7	2,697.6	2,997.4
Intangible assets	8	552.1	604.6	675.2
Property, plant and equipment	9	3,383.1	3,400.0	3,587.7
Investment property	10	40.0	25.6	28.0
Investment in securities	11	116.1	121.0	125.0
Other financial assets	12	25.1	11.9	12.3
Deferred tax assets	26	6.2	7.9	5.5
Derivative instruments	20	52.8	0.2	1.2
Other non-current assets		3.8	4.0	8.3
Total non-current assets		6,624.9	6,872.8	7,440.6

Inventories	13	1,262.0	1,337.9	1,418.0
Receivables	14	564.6	527.1	482.6
Income tax receivables		18.9	2.5	11.7
Investment in securities	11	36.2	32.4	29.1
Other financial assets	12	6.8	0.3	0.3
Derivative instruments	20	—	1.7	—
Prepaid expenses		28.9	39.0	42.1
Other current assets		30.7	25.8	24.6
Cash and cash equivalents		248.9	304.8	804.9
Assets classified as held for sale	5	—	151.1	—
Total current assets		2,197.0	2,422.6	2,813.3

Total assets		8,821.9	9,295.4	10,253.9

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2007	2006	2005
Share capital	16	50.1	48.2	47.4
Share premium	16	2,708.7	2,514.5	2,428.3
Treasury shares	16	(58.5)	(54.8)	(33.4)
Retained earnings	16	2,355.3	2,075.6	1,837.7
Other reserves	16	(12.4)	(32.6)	(49.2)
Cumulative translation adjustments	16	(1,415.9)	(1,025.7)	(664.9)
Shareholders’ equity		3,627.3	3,525.2	3,565.9
Minority interests	16	48.7	36.2	30.2

Total equity		3,676.0	3,561.4	3,596.1

Long-term debt	17	1,911.7	2,169.8	2,546.4
Obligations under finance lease	19	595.9	602.0	653.5
Deferred tax liabilities	26	171.5	186.0	242.5
Derivative instruments	20	—	2.8	9.1
Provisions	21, 22, 23, 24	207.2	262.9	319.7
Other non-current liabilities		38.9	34.5	35.9
Total non-current liabilities		2,925.2	3,258.0	3,807.1

Short-term borrowings	18	41.5	101.8	0.1
Long-term debt—current	17	108.9	181.6	658.3
Obligations under finance lease—current	19	39.0	34.5	35.8
Derivative instruments—current	20	1.1	2.1	—
Provisions—current	21, 22, 23, 24	41.8	41.7	52.5
Income tax payable		58.7	75.1	79.5
Accounts payable		1,435.8	1,504.4	1,498.3
Accrued expenses	25	375.7	384.0	415.9
Other current liabilities		118.2	99.6	110.3
Liabilities associated with assets held for sale	5	—	51.2	—
Total current liabilities		2,220.7	2,476.0	2,850.7

Total liabilities		5,145.9	5,734.0	6,657.8

Total liabilities and equity		8,821.9	9,295.4	10,253.9

Consolidated Income Statements

(in millions of EUR)	Note	2007	2006	2005
Revenues		18,957.2	19,225.2	18,345.3
Cost of sales	30, 31	(14,161.9)	(14,372.2)	(13,710.1)
Gross profit		4,795.3	4,853.0	4,635.2
Gross margin		25.3%	25.2%	25.3%
Other operating income	32	107.9	82.8	70.7
Selling, general and administrative expenses	31	(3,929.5)	(3,970.3)	(3,766.8)
Other operating expenses	33	(36.5)	(19.2)	(39.2)
Operating profit		937.2	946.3	899.9
Operating margin		4.9%	4.9%	4.9%
Finance costs	34	(347.2)	(295.6)	(322.6)
Income from investments	35	14.5	19.9	26.1
Profit before taxes and discontinued operations		604.5	670.6	603.4
Income tax expense	26	(203.7)	(245.0)	(223.8)
Net profit from continuing operations		400.8	425.6	379.6
Result from discontinued operations (net of tax)	28	23.7	(65.3)	(9.5)
Net profit		424.5	360.3	370.1
Net profit attributable to minority interest		14.4	8.4	4.9
Net profit attributable to equity holders of the Group (Group share in net profit)		410.1	351.9	365.2

(in EUR)
Earnings per share	27
Basic
Net profit from continuing operations		3.96	4.39	3.99
Group share in net profit		4.20	3.71	3.89
Diluted
Net profit from continuing operations		3.81	4.19	3.81
Group share in net profit		4.04	3.55	3.71

(in thousands)
Weighted average number of shares outstanding
Basic		97,666	94,939	93,934
Diluted		103,448	101,906	100,897

Consolidated Statements of Recognized Income and Expense

(in millions of EUR)	2007	2006	2005
Amortization of deferred gain (loss) on hedge, net of tax	11.0	3.2	4.1
Unrealized gain (loss) on securities held for sale, net of tax	1.3	(0.1)	0.1
Actuarial gain (loss) on defined benefit plans, net of tax	6.8	9.9	(14.2)
Exchange differences gain (loss) on translation of foreign operations	(387.5)	(356.6)	435.1
Net income (expense) recognized directly in equity	(368.4)	(343.6)	425.1
Net profit	424.5	360.3	370.1
Total recognized income and expense for the period	56.1	16.7	795.2
Amount attributable to minority interest	14.9	8.1	4.9
Amount attributable to equity holders of the Group	41.2	8.6	790.3

Consolidated Statements of Cash Flows

(in millions of EUR)	2007	2006	2005
Operating activities
Group share in net profit	410.1	351.9	365.2
Net profit attributable to minority interest	14.4	8.4	4.9
Adjustments for non-cash items:
Depreciation and amortization—continuing operations	475.7	496.0	474.6
Depreciation and amortization—discontinued operations	0.2	7.2	8.7
Impairment—continuing operations	15.1	2.8	6.8
Impairment—discontinued operations	(1.4)	64.8	5.0
Provisions for losses on accounts receivable and inventory obsolescence	11.4	11.8	13.0
Share-based compensation	22.1	23.5	27.6
Income taxes	203.0	242.2	222.2
Finance costs	349.9	300.0	328.4
Income from investments	(37.4)	(20.0)	(26.2)
Other non-cash items	(6.6)	2.4	10.2
Changes in operating assets and liabilities:
Inventories	(49.1)	(55.5)	(40.8)
Receivables	(60.6)	(71.1)	(26.2)
Prepaid expenses and other assets	(6.4)	(8.5)	(2.4)
Accounts payable	(9.1)	112.5	60.0
Accrued expenses and other liabilities	75.3	12.5	13.3
Provisions	(12.8)	(31.9)	(25.9)
Interest paid	(254.0)	(292.1)	(302.2)
Interest and dividends received	15.5	18.6	24.8
Income taxes paid	(223.0)	(265.2)	(238.7)
Net cash provided by operating activities	932.3	910.3	902.3
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	—	0.5	(175.5)
Business disposals, net of cash and cash equivalents disposed	118.8	—	—
Purchase of tangible and intangible assets (capital expenditures)	(729.3)	(699.9)	(636.1)
Sale of tangible and intangible assets	24.4	15.9	30.5
Investment in debt securities	(76.5)	(102.0)	(52.7)
Sale and maturity of debt securities	52.3	75.3	49.5
Purchase of other financial assets	(20.0)	(0.3)	(2.6)
Sale and maturity of other financial assets	1.3	1.7	36.7
Settlement of derivative instruments	(0.8)	(13.1)	(6.4)
Net cash used in investing activities	(629.8)	(721.9)	(756.6)
Cash flow before financing activities	302.5	188.4	145.7
Financing activities
Proceeds from the exercise of share warrants and stock options	65.2	56.6	32.5
Treasury shares purchased	(35.6)	(30.2)	(22.6)
Dividends paid	(130.7)	(113.2)	(105.3)
Dividends paid by subsidiaries to minority interests	(2.4)	(1.6)	—
Escrow maturities	10.4	10.8	11.9
Borrowing under long-term loans (net of financing costs)	910.8	0.9	96.2
Repayment of long-term loans	(1,052.3)	(630.6)	(17.8)
Repayment of lease obligations	(40.0)	(36.2)	(33.3)
Borrowings under short-term loans (> three months)	478.9	497.8	—
Repayment under short-term loans (> three months)	(525.4)	(402.2)	(29.9)
Addition to (repayment of) short-term loans (< three months)	(5.8)	11.1	(0.3)
Settlement of derivative instruments	(6.8)	—	—
Net cash used in financing activities	(333.7)	(636.8)	(68.6)
Effect of foreign currency exchange translation differences	(34.2)	(42.2)	67.4
Net (decrease) increase in cash and cash equivalents	(65.4)	(490.6)	144.5
Cash and cash equivalents at beginning of period	314.3 (1)	804.9	660.4
Cash and cash equivalents at end of period	248.9	314.3 (1)	804.9

(1)	Of which EUR 9.5 million included in assets classified as held for sale.

Quarterly Data (Unaudited)

(in millions of EUR, except earnings per share)

2007	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	18,957.2	4,712.4	4,812.9	4,749.5	4,682.4
Gross profit	4,795.3	1,200.9	1,227.0	1,188.5	1,178.9
Gross margin	25.3%	25.5%	25.5%	25.0%	25.2%
Selling, general and administrative expenses	(3,929.5)	(988.0)	(998.3)	(996.1)	(947.1)
as a percentage of revenues	20.7%	21.0%	20.7%	21.0%	20.2%
Operating profit	937.2	229.6	248.9	215.6	243.1
Operating margin	4.9%	4.9%	5.2%	4.5%	5.2%
Net profit from continuing operations	400.8	110.1	62.9	106.5	121.3
Group share in net profit	410.1	111.4	81.4	103.2	114.1
Group share in net profit per share:
- Basic	4.20	1.16	0.84	1.04	1.15
- Diluted	4.04	1.11	0.81	1.01	1.12

2006	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	19,225.2	4,735.5	4,829.8	4,812.6	4,847.3
Gross profit	4,853.0	1,212.9	1,218.2	1,205.8	1,216.1
Gross margin	25.2%	25.6%	25.2%	25.1%	25.1%
Selling, general and administrative expenses	(3,970.3)	(999.5)	(1,002.0)	(994.3)	(974.5)
as a percentage of revenues	20.7%	21.1%	20.8%	20.7%	20.1%
Operating profit	946.3	227.4	227.1	229.4	262.4
Operating margin	4.9%	4.8%	4.7%	4.8%	5.4%
Net profit from continuing operations	425.6	97.8	96.9	108.8	122.1
Group share in net profit	351.9	97.3	94.6	45.3	114.7
Group share in net profit per share:
- Basic	3.71	1.03	1.00	0.48	1.20
- Diluted	3.55	0.99	0.96	0.47	1.14

2005	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	18,345.3	4,247.8	4,520.4	4,682.2	4.894.9
Gross profit	4,635.2	1,080.5	1,135.2	1,186.8	1,232.7
Gross margin	25.3%	25.4%	25.1%	25.3%	25.2%
Selling, general and administrative expenses	(3,766.8)	(886.6)	(937.6)	(971.0)	(971.6)
as a percentage of revenues	20.5%	20.9%	20.7%	20.7%	19.9%
Operating profit	899.9	205.3	205.8	224.2	264.2
Operating margin	4.9%	4.8%	4.6%	4.8%	5.4%
Net profit from continuing operations	379.6	84.8	78.0	92.0	124.8
Group share in net profit	365.2	81.3	76.9	89.7	117.3
Group share in net profit per share:
- Basic	3.89	0.87	0.82	0.95	1.24
- Diluted	3.71	0.83	0.79	0.91	1.18

NOTES TO THE FINANCIAL STATEMENTS

1. General Information

The principal operational activity of Delhaize Group (also referred to, with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) is the operation of food supermarkets in North America, Europe and Southeast Asia. Delhaize Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in retailing of non-food products such as pet products.

Delhaize Group’s ordinary shares are listed on Euronext Brussels under the symbol “DELB” and Delhaize Group’s American Depositary Shares (“ADS”), as evidenced by American Depositary Receipts (“ADR”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “DEG.”

The consolidated financial statements for the year ended December 31, 2007 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue on March 5, 2008 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting held on May 22, 2008. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

We also refer to Item 5. “Operations and Financial Review and Prospects,” for further discussion and analysis of our financial condition and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

Delhaize Group’s consolidated financial statements were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of December 31, 2007, the accounting standards and interpretations endorsed by the EU are identical to the standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, only partially endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. These financial statements have been prepared under the historical cost convention except for certain accounts for which IFRS requires another convention, as disclosed in the corresponding notes.

Certain reclassifications have been made to the 2006 and 2005 financial statements for consistency with the 2007 presentation.

Fiscal Year

Delhaize Group’s fiscal year ends on December 31. However, the year-end of Delhaize Group’s U.S. businesses is the Saturday closest to December 31. The Group’s consolidated results of operations and balance sheet include that of the Delhaize U.S. subsidiaries based on their fiscal calendar year. No adjustment has been made for the difference in reporting date as the impact is immaterial to the consolidated financial statements taken as a whole. The consolidated results of Delhaize Group for 2007, 2006 and 2005 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 29, 2007, 52 weeks ended December 30, 2006 and 52 weeks ended December 31, 2005, respectively. The results of operations of the companies of Delhaize Group outside the United States are prepared on a calendar year basis.

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

Translation of Foreign Currencies

Delhaize Group’s financial statements are presented in euros, the parent company’s functional currency. The balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate). The income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day). The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “cumulative translation adjustment” component of equity.

Foreign currency transactions are initially recognized at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the balance sheet date exchange rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future) are recognized in the “cumulative translation adjustment” component of equity. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

	Closing Rate			Average Daily Rate
(in EUR)	2007	2006	2005	2007	2006	2005
1 USD	0.679302	0.759301	0.847673	0.729661	0.796433	0.803800
100 CZK	3.755445	3.638348	3.448276	3.601579	3.528376	3.357732
100 SKK	2.977697	2.904022	2.639916	2.960814	2.685711	2.590746
100 RON(1)	27.718491	29.555194	27.172436	29.982331	28.362039	27.617466
100 THB	2.283105	2.138123	2.059350	2.261727	2.101122	1.994243
100 IDR	0.007232	0.008443	0.008578	0.007982	0.008686	0.008269
(1)	As of July 1, 2005, the Romanian Leu (ROL) was replaced by the New Romanian Leu (RON) in a ratio of 10,000 ROL = 1 RON

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the application of judgment by Delhaize Group in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions we believe to be reasonable under the circumstances and form the basis for making judgments that affect the carrying amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Our estimates generally have not deviated significantly from actual results. Estimates and judgments are particularly important to, but not limited to, determining the provisions for closed stores, self-insurance obligations, defined benefit plan obligations, income taxes, inventory losses and assessing assets for impairment.

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

Goodwill is not amortized, but is reviewed for impairment annually and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to the operating entity level, which is the lowest level at which the goodwill is monitored for internal management purposes. Any impairment is recognized immediately in the income statement and cannot be subsequently reversed. Consistent with all other assets and liabilities, goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and is carried in the functional currency of the foreign operation and converted at the closing exchange rate into euros.

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names.

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

Impairment of Assets

The Group tests assets for impairment whenever events or circumstances indicate that impairment may exist. Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. For impairment testing of tangible assets, the Group considers each store to be a cash generating unit. Stores for which there is potential impairment are tested for impairment by comparing the carrying value of the assets to their recoverable amount, i.e., the higher of their value in use (projected discounted cash flows) or fair value less costs to sell. If impairment exists, the assets are written down to their recoverable amount. If impairment of assets other than goodwill is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed.

Financial Instruments

Delhaize Group applies IAS 39 “Financial Instruments: Recognition and Measurement,” IAS 32 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosures” for financial instruments. See also “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects.”

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

•

Financial liabilities: Financial liabilities are initially recorded at fair value less transaction costs directly attributable to the issuance of the financial liability. After initial recognition, financial liabilities are measured at amortized cost, unless they are hedged and the hedging relationship qualifies for hedge accounting, in which case the value is adjusted to reflect changes in the fair value of the hedged risk. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument. Issuance, purchases and sales of financial liabilities are accounted for at settlement date.

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

•

Derivative instruments: Delhaize Group uses foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates. Interest rate swaps are accounted for as fair value hedges or cash flow hedges when the hedge is expected to be, and is determined to be, actually highly effective throughout the financial reporting periods for which the hedge was designated. When designated as a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss, and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. When designated as a cash flow hedge, the effective portion of the gain or loss from remeasuring the hedging instrument is recognized directly in equity and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Gains and losses on termination of the arrangement prior to original maturity are deferred and amortized to finance costs over the remaining term of the underlying instrument. Foreign exchange forward contracts and currency swaps are generally not designated as hedges and the gain or loss from remeasuring the hedging instrument is recognized in profit or loss, naturally offsetting the gain or loss arising on remeasuring the underlying instrument at the balance sheet exchange rate. Delhaize Group does not currently apply net investment hedge accounting.

•

Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Consideration received upon disposition of treasury shares is included in shareholders’ equity.

•

Receivables and payables: Amounts receivable and payable are recorded at amortized cost (which in practice equals nominal value), less a provision for any doubtful amount receivable. Impaired receivables are derecognized when they are determined to be uncollectible. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the balance sheet date.

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

Provisions for closed store costs, including lease liabilities and severance costs, are included in other operating expenses or result from discontinued -operations, as appropriate. Store closing provisions are reviewed quarterly to ensure that accrued amounts appropriately reflect the outstanding commitments and that additional expenses are accrued or amounts that are no longer needed for their originally intended purpose are reversed.

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

•

Self-insurance: The Group is self-insured for workers’ compensation, general liability, automobile accidents, pharmacy claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.

Revenue Recognition

Sale of products to the Group’s retail customers is recognized at the point of sale and sales to wholesale customers are recognized upon delivery. Sales are recorded net of sales taxes and value-added taxes. Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to retail customers through certain loyalty card programs and are recognized as a reduction in sales as the products are sold. Loyalty programs also exist whereby customers earn points for future purchases. Sales are reduced when the points are awarded and a liability is recognized for expected redemption of points.

Discounts provided by vendors, in the form of manufacturer’s coupons, are recorded as a receivable. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

Cost of Sales

Purchases are recorded net of cash discounts and other supplier discounts and allowances. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.

Supplier Allowances

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Income from new product introduction consists of allowances received to compensate for costs incurred for product handling and is recognized over the product introductory period in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, administrative expenses and advertising expenses.

Employee Benefits

•

A defined benefit plan is a benefit plan that defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of recognized income and expense. Past service costs are recognized immediately in income unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Pension expense is included in cost of sales and in selling, general and administrative expenses.

•

A defined contribution plan is a benefit plan under which the Group pays fixed contributions usually to a separate entity. The Group has no legal or constructive obligation to pay further contributions regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as employee benefit expense when they are due.

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

Segment Reporting

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand Duchy of Luxembourg and Germany), Greece and Emerging Markets. Emerging Markets include the Group’s operations in Romania and Indonesia. Delhaize Group has only one business segment. In 2007, the operation of retail food supermarkets represented approximately 90% of the Group’s consolidated revenues.

Standards and Interpretations which Became Applicable During 2007

The following standards and interpretations became effective in 2007 and, with the exception of IFRS 7, had no material impact on the financial statements or disclosures of the Group.

•	IFRS 7 “Financial Instruments: Disclosures”

•	IAS 1 “Presentation of Financial Statements”—Amendment—Capital Disclosures

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”

•	IFRIC 8 “Scope of IFRS 2”

•	IFRIC 9 “Reassessment of Embedded Derivatives”

•	IFRIC 10 “Interim Financial Reporting and Impairment”

IFRS 7 “Financial Instruments: Disclosures” is applicable for accounting years beginning on or after January 1, 2007 and introduces new requirements to enhance disclosures on financial instruments. IFRS 7 aims at greater transparency, mainly with regard to the risk that entities run from the use of financial instruments.

Standards and Interpretations Issued but not yet Effective

The Group did not early apply the following IFRS Standards and Interpretations which were issued at the date of authorization of these financial statements but not yet effective on the balance sheet date. The Group anticipates that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group in the period of initial application:

•

IAS 1 “Presentation of Financial Statements” (annual periods beginning on or after January 1, 2009). This Standard replaces IAS 1 “Presentation of Financial Statements” (revised in 2003) as amended in 2005

•

Amendment to IAS 27 “Consolidated and Separate Financial Statements” (applicable for annual periods beginning on or after July 1, 2009). This Standard amends IAS 27 “Consolidated and Separate Financial Statements” (revised 2003)

•	Amendment to IFRS 2 “Share-based Payment; Vesting Conditions and Cancellations” (applicable for annual periods beginning on or after January 1, 2009)

•

IFRS 3 “Business Combinations” (applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). This Standard replaces IFRS 3 “Business Combinations” as issued in 2004

•	IFRS 8 “Operating Segments” (applicable for annual periods beginning on or after January 1, 2009)

•	Amendment to IAS 23 “Borrowing Costs” (applicable for annual periods beginning on or after January 1, 2009)

•

Amendments to IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements—Puttable Financial Instruments and Obligations Arising on Liquidation” (applicable for annual periods beginning on or after January 1, 2009)

•	IFRIC 11 “IFRS 2 : Group and Treasury Share Transactions” (applicable for annual periods beginning on or after March 1, 2007)

•	IFRIC 12 “Service Concession Arrangements” (applicable for annual periods beginning on or after January 1, 2008)

•	IFRIC 13 “Customer Loyalty Programmes” (applicable for annual periods beginning on or after July 1, 2008)

•	IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (applicable for annual periods beginning on or after January 1, 2008)

3. Business Acquisitions

In 2005, Delhaize Group acquired 100% of Cash Fresh, a chain of 43 supermarkets mainly located in northeastern Belgium. Delhaize Group paid an aggregate amount of EUR 159.1 million in cash for the acquisition of Cash Fresh, net of EUR 1.7 million in price adjustments received by Delhaize Group in 2006. This amount included EUR 1.6 million costs directly attributable to the acquisition, and was net of EUR 6.4 million in cash and cash equivalents acquired. Cash Fresh’s results of operations are included in Delhaize Group’s consolidated results from May 31, 2005. Cash Fresh’s net profit was EUR 4.3 million in 2005, since the acquisition date. Goodwill recognized on the acquisition of Cash Fresh is attributable to anticipated future economic benefits and synergies.

The assets and liabilities arising from the acquisition of Cash Fresh are as follows:

(in millions of EUR)	Fair Value
Non-current assets	195.7	*
Current assets	22.9
Liabilities	(57.8)
Net assets acquired	160.8
(*)	Including EUR 143.3 million in goodwill

Cash Fresh’s carrying value of assets and liabilities prior to the acquisition have not been disclosed because Cash Fresh followed Belgian GAAP and not IFRS, and therefore, no IFRS information was available.

4. Divestitures

On March 15, 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business to NPM/CNP Group and Ackermans & van Haaren. This transaction was approved by the European antitrust authorities on June 1, 2007, and was closed on June 30, 2007. Delhaize Group received an amount of EUR 33.4 million in cash, subject to contractual adjustments. A pre-tax gain of EUR 1.5 million has been recorded, including EUR 3.0 million in other operating income, EUR 2.5 million in other operating expenses and EUR 1.0 million in income from investments. The Di network consisted of 132 company-operated and franchised stores, which contributed EUR 95.5 million to Delhaize Group’s 2006 revenues.

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

The carrying value of assets classified as assets held for sale and liabilities associated with assets held for sale were as follows as of December 31, 2006:

(in millions of EUR)
Property, plant and equipment	100.5
Other non-current assets	3.2
Inventories	23.3
Other current assets	14.6
Cash and cash equivalents	9.5
Assets classified as held for sale	151.1
Less:
Non-current liabilities	(1.9)
Accounts payable	(37.3)
Accrued expenses	(12.0)
Assets classified as held for sale, net of liabilities associated with assets held for sale	99.9

In 2006, an impairment loss of EUR 64.3 million was recorded in discontinued operations to write down the value of Delvita to its fair value less costs to sell (EUR 99.9 million).

On May 31, 2007, the transaction was completed, after unconditional approval by the European antitrust authorities on April 26, 2007.

A gain of EUR 22.5 million, including a positive accumulated foreign currency translation adjustment of EUR 23.7 million, was recorded in the result from discontinued operations.

Delhaize Group entered the Czech market in 1991 through the newly-founded subsidiary Delvita. In 2005, Delvita sold its Slovakian stores to REWE. At the end of March 2007, Delvita’s sales network included 97 stores. At the end of 2006, Delvita employed approximately 3,700 associates.

See also Note 28 on discontinued operations.

6. Segment Information

Delhaize Group’s primary segment reporting is geographical because its risks and returns are affected predominately by the fact that it operates in different countries. Delhaize Group is engaged in one line of business, the operation of retail food supermarkets, under different banners that have similar economic and operating characteristics.

The operation of retail food supermarkets represents approximately 90% of Delhaize Group’s consolidated revenues and was its only reportable business segment in 2007, 2006 and 2005.

Beginning in 2008, certain costs previously included in Corporate (Unallocated) costs will be allocated to the segment “Belgium” Prior to 2008, certain Corporate costs were allocated only to segments that operated in separate legal entities. Delhaize Group and its Belgium business unit operate within the same legal entity. Segment information for prior periods presented for comparative purposes will be revised accordingly. Amounts allocated to Delhaize Belgium’s selling, general and administrative expenses would have been EUR 11.3 million, EUR 8.3 million and EUR 7.0 million in 2007, 2006 and 2005, respectively. This change will have no effect on Delhaize Group’s consolidated financial results.

The geographical segment information for 2007, 2006, and 2005 is as follows:

Year ended December 31, 2007 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Revenues(1)	13,259.2	4,359.4	1,173.1	165.5	—	18,957.2
Cost of sales	(9,622.8)	(3,499.4)	(904.4)	(135.3)	—	(14,161.9)
Gross profit	3,636.4	860.0	268.7	30.2	—	4,795.3
Gross margin	27.4%	19.7%	22.9%	18.3%	—	25.3%
Other operating income	51.7	49.9	5.2	0.8	0.3	107.9
Selling, general and administrative expenses	(2,918.8)	(720.0)	(220.8)	(27.1)	(42.8)	(3,929.5)
Other operating expenses	(23.2)	(10.9)	(1.6)	(0.1)	(0.7)	(36.5)
Operating profit	746.1	179.0	51.5	3.8	(43.2)	937.2
Operating margin	5.6%	4.1%	4.4%	2.3%	—	4.9%
Operating profit from discontinued operations	(0.8)	—	—	3.7	—	2.9
Other information
Assets(4)	6,215.4	1,594.7	413.1	42.5	556.2	8,821.9
Liabilities(5)	1,046.2	207.8	262.9	22.9	3,606.1	5,145.9
Capital expenditures	546.9	114.0	36.7	12.2	19.5	729.3
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	367.6	78.5	20.3	3.0	6.5	475.9
Impairment expense	13.1	2.0	—	(1.4)	—	13.7
Share-based compensation	18.9	1.8	0.2	—	1.2	22.1

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities.

Year ended December 31, 2006 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Revenues(1)	13,772.8	4,285.2	1,030.3	136.9	—	19,225.2
Cost of sales	(10,023.5)	(3,434.9)	(801.7)	(112.1)	—	(14,372.2)
Gross profit	3,749.3	850.3	228.6	24.8	—	4,853.0
Gross margin	27.2%	19.8%	22.2%	18.1%	—	25.2%
Other operating income	40.3	37.3	4.5	0.7	—	82.8
Selling, general and administrative expenses	(3,009.3)	(700.1)	(199.7)	(25.2)	(36.0)	(3,970.3)
Other operating expenses	(14.9)	(3.7)	(0.6)	—	—	(19.2)
Operating profit	765.4	183.8	32.8	0.3	(36.0)	946.3
Operating margin	5.6%	4.3%	3.2%	0.2%	—	4.9%
Operating profit from discontinued operations	(1.6)	—	—	(62.2)	—	(63.8)
Other information
Assets(4)	6,659.6	1,547.7	383.3	32.9	671.9	9,295.4
Liabilities(5)	1,139.2	253.9	243.3	18.6	4,079.0	5,734.0
Capital expenditures	528.4	107.2	37.5	12.1	14.7	699.9
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	393.5	76.5	19.4	9.7	4.1	503.2
Impairment expense	1.4	0.5	0.9	64.8	—	67.6
Share-based compensation	20.0	2.3	0.2	—	1.0	23.5

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities.

Year ended December 31, 2005 (in millions of EUR)	United States	Belgium(2)	Greece	Emerging Markets(3)	Corporate (Unallocated)	Total
Revenues(1)	13,314.3	4,005.1	908.0	117.9	—	18,345.3
Cost of sales	(9,699.0)	(3,204.9)	(708.5)	(97.7)	—	(13,710.1)
Gross profit	3,615.3	800.2	199.5	20.2	—	4,635.2
Gross margin	27.2%	20.0%	22.0%	17.1%	—	25.3%
Other operating income	34.3	31.4	3.4	0.6	1.0	70.7
Selling, general and administrative expenses	(2,890.0)	(646.2)	(177.5)	(19.9)	(33.2)	(3,766.8)
Other operating expenses	(35.2)	(2.4)	(1.2)	(0.3)	(0.1)	(39.2)
Operating profit	724.4	183.0	24.2	0.6	(32.3)	899.9
Operating margin	5.4%	4.6%	2.7%	0.5%	—	4.9%
Operating profit from discontinued operations	(3.1)	—	—	(2.3)	—	(5.4)
Other information
Assets(4)	7,177.0	1,479.6	356.9	221.7	1,018.7	10,253.9
Liabilities(5)	1,272.2	218.3	205.6	58.4	4,903.3	6,657.8
Capital expenditures	459.1	122.2	35.7	7.9	11.2	636.1
Business acquisitions	—	160.8	—	—	14.7	175.5
Non-cash operating activities:
Depreciation and amortization	384.1	69.6	17.0	10.8	1.8	483.3
Impairment expense	6.6	0.1	0.1	5.0	—	11.8
Share-based compensation	24.0	2.5	—	—	1.1	27.6

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand Duchy of Luxembourg and Germany.
(3)	Emerging Markets include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations.
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets.
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities.

7. Goodwill

(in millions of EUR)	2007	2006	2005
Gross carrying amount at January 1	2,775.1	3,081.1	2,536.2
Accumulated impairment at January 1	(77.5)	(83.7)	(73.4)
Net carrying amount at January 1	2,697.6	2,997.4	2,462.8
Acquisitions through business combinations and adjustments to initial purchase accounting	5.9	(0.9)	165.9
Amount classified as held for sale	—	(17.1)	—
Transfers to/from other accounts	—	1.1	4.7
Currency translation effect	(257.8)	(282.9)	364.0
Gross carrying amount at December 31	2,516.0	2,775.1	3,081.1
Accumulated impairment at December 31	(70.3)	(77.5)	(83.7)
Net carrying amount at December 31	2,445.7	2,697.6	2,997.4

The allocation of goodwill is as follows:

(in millions of EUR)	2007	2006	2005
Food Lion	1,146.9	1,282.0	1,429.4
Hannaford	1,042.8	1,159.6	1,293.7
United States	2,189.7	2,441.6	2,723.1
Belgium	159.6	159.6	162.5
Greece	94.2	94.2	93.5
Emerging Markets	2.2	2.2	18.3
Total	2,445.7	2,697.6	2,997.4

Goodwill is allocated and tested for impairment at the operating entity level, which is the lowest level at which goodwill is monitored for internal management purpose. Delhaize Group conducts an annual impairment assessment for goodwill in the fourth quarter of each year and whenever events or circumstances indicate that impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill. The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the supermarket retail business. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and market capitalization for publicly traded subsidiaries. In 2007, 2006 and 2005, goodwill was tested for impairment using the discounted cash flows methodology and comparing to market multiples for reasonableness for the U.S. entities. Goodwill at the other Group entities was tested for impairment using the market multiple approach and market capitalization approach and discounted cash flows if the market approach indicated that there was potential impairment. An impairment loss is recorded if the carrying value exceeds the recoverable amount.

In 2006, EUR 17.1 million goodwill associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less costs to sell (see Note 5). No impairment loss was recorded in 2005 and 2007.

Key assumptions used for value in use calculations in 2007:

	Food Lion	Hannaford
Growth rate*	2.0%	2.0%
Discount rate**	8.5%	8.5%
*	Weighted average growth rate used to extrapolate sales beyond the three-year period.
**	After-tax discount rate applied to the cash flow projections.

8. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, and prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized but tested for impairment in the fourth quarter of every year and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable value with their carrying amount. The value in use of trade names is estimated using revenue projections of each operating entity and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded in 2007, 2006 or 2005.

See note 9 for a discussion of the impairment test for assets with definite lives.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2007	396.0	74.6	96.4	272.4	45.0	884.4
Additions	—	20.2	29.7	0.9	7.4	58.2
Sales and disposals	—	—	(0.2)	(21.5)	(1.7)	(23.4)
Transfers to/from other accounts	—	(1.8)	3.3	(1.0)	—	0.5
Currency translation effect	(41.7)	(6.6)	(9.4)	(27.2)	(4.7)	(89.6)
Cost at December 31, 2007	354.3	86.4	119.8	223.6	46.0	830.1
Accumulated depreciation at January 1, 2007	—	(34.7)	(43.3)	(141.4)	(18.6)	(238.0)
Accumulated impairment at January 1, 2007	(35.8)	(0.4)	—	(5.4)	(0.2)	(41.8)
Amortization expense	—	(10.4)	(18.8)	(19.3)	(3.0)	(51.5)
Sales and disposals	—	—	0.2	21.4	1.8	23.4
Transfers to/from other accounts	—	(0.1)	(0.3)	1.1	—	0.7
Currency translation effect	3.8	3.2	5.0	15.2	2.0	29.2
Accumulated depreciation at December 31, 2007	—	(42.0)	(57.2)	(124.1)	(18.0)	(241.3)
Accumulated impairment at December 31, 2007	(32.0)	(0.4)	—	(4.3)	—	(36.7)
Net carrying amount at December 31, 2007	322.3	44.0	62.6	95.2	28.0	552.1
Cost at January 1, 2006	442.1	57.2	81.8	322.2	45.2	948.5
Additions	—	20.7	26.0	1.1	4.3	52.1
Sales and disposals	—	—	(0.6)	(16.2)	(0.2)	(17.0)
Transfers to/from other accounts	—	2.1	(0.5)	(1.9)	1.1	0.8
Currency translation effect	(46.1)	(5.4)	(7.8)	(32.8)	(4.9)	(97.0)
Amount classified as held for sale	—	—	(2.5)	—	(0.5)	(3.0)
Cost at December 31, 2006	396.0	74.6	96.4	272.4	45.0	884.4
Accumulated depreciation at January 1, 2006	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at January 1, 2006	(40.0)	—	—	(5.3)	(0.2)	(45.5)
Amortization expense	—	(8.8)	(15.9)	(24.4)	(3.7)	(52.8)
Impairment loss	—	(0.5)	—	(0.2)	—	(0.7)
Sales and disposals	—	—	0.4	16.2	0.2	16.8
Transfers to/from other accounts	—	0.1	—	(0.6)	(0.2)	(0.7)
Currency translation effect	4.2	2.6	3.5	16.5	1.9	28.7
Amount classified as held for sale	—	—	1.9	—	0.3	2.2

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Accumulated depreciation at December 31, 2006	-	(34.7)	(43.3)	(141.4)	(18.6)	(238.0)
Accumulated impairment at December 31, 2006	(35.8)	(0.4)	-	(5.4)	(0.2)	(41.8)
Net carrying amount at December 31, 2006	360.2	39.5	53.1	125.6	26.2	604.6
Cost at January 1, 2005	382.8	41.6	49.3	282.2	40.7	796.6
Additions	—	10.2	21.8	—	2.1	34.1
Sales and disposals	—	(0.1)	(1.0)	(4.7)	(1.8)	(7.6)
Acquisitions through business combinations	—	—	0.4	—	—	0.4
Transfers to/from other accounts	—	0.1	3.5	1.2	(1.9)	2.9
Currency translation effect	59.3	5.4	7.8	43.5	6.1	122.1
Cost at December 31, 2005	442.1	57.2	81.8	322.2	45.2	948.5
Accumulated depreciation at January 1, 2005	—	(18.4)	(19.6)	(105.9)	(12.1)	(156.0)
Accumulated impairment at January 1, 2005	(34.6)	—	—	(4.6)	—	(39.2)
Amortization expense	—	(7.9)	(10.7)	(29.3)	(3.9)	(51.8)
Impairment loss	—	—	—	—	(0.2)	(0.2)
Sales and disposals	—	—	0.1	4.0	0.9	5.0
Transfers to/from other accounts	—	—	0.1	—	0.1	0.2
Currency translation effect	(5.4)	(2.2)	(3.1)	(18.5)	(2.1)	(31.3)
Accumulated depreciation at December 31, 2005	—	(28.5)	(33.2)	(149.0)	(17.1)	(227.8)
Accumulated impairment at December 31, 2005	(40.0)	—	—	(5.3)	(0.2)	(45.5)
Net carrying amount at December 31, 2005	402.1	28.7	48.6	167.9	27.9	675.2

Trade name assets are allocated as follows:

	December 31,
(in millions of EUR)	2007	2006	2005
Food Lion	175.6	196.2	219.0
Hannaford	146.7	164.0	183.1
United States	322.3	360.2	402.1

Amortization expense was charged to earnings as follows:

(in millions of EUR)	2007	2006	2005
Selling, general and administrative expenses	51.5	52.6	51.3
Result from discontinued operations	—	0.2	0.5
Total amortization expense	51.5	52.8	51.8

9. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2007	1,474.1	1,289.6	2,524.8	90.8	757.2	6,136.5
Additions	45.0	117.3	295.5	199.6	75.3	732.7
Sales and disposals	(12.6)	(54.0)	(108.5)	(0.6)	(1.8)	(177.5)
Transfer to/from other accounts	30.1	94.1	59.6	(204.5)	(0.1)	(20.8)
Currency translation effect	(93.5)	(113.9)	(209.3)	(8.3)	(76.4)	(501.4)
Divestitures	—	(0.3)	(1.1)	—	—	(1.4)
Balance at December 31, 2007	1,443.1	1,332.8	2,561.0	77.0	754.2	6,168.1
Accumulated depreciation at January 1, 2007	(318.8)	(711.9)	(1,418.2)	—	(248.2)	(2,697.1)
Accumulated Impairment at January 1, 2007	(1.2)	(4.1)	(26.4)	—	(7.7)	(39.4)
Depreciation expense	(46.8)	(105.6)	(224.2)	—	(45.6)	(422.2)
Impairment loss	(1.9)	(5.7)	(7.3)	—	(1.6)	(16.5)
Sales and disposals	4.4	51.1	98.7	—	1.6	155.8
Transfers to/from other accounts	3.1	2.4	2.3	—	0.8	8.6
Currency translation effect	21.4	60.2	116.6	—	26.7	224.9
Divestitures	—	0.3	0.6	—	—	0.9
Accumulated depreciation at December 31, 2007	(339.5)	(705.1)	(1,430.7)	—	(265.7)	(2,741.0)
Accumulated impairment at December 31, 2007	(0.3)	(8.2)	(27.2)	—	(8.3)	(44.0)
Net carrying amount at December 31, 2007	1,103.3	619.5	1,103.1	77.0	480.2	3,383.1
Cost at January 1, 2006	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Additions	57.2	124.8	304.4	150.4	54.5	691.3
Sales and disposals	(16.5)	(12.7)	(156.7)	(2.4)	(6.6)	(194.9)
Transfer to/from other accounts	42.7	70.0	16.4	(127.6)	1.8	3.3
Currency translation effect	(88.4)	(103.4)	(204.5)	(7.4)	(76.0)	(479.7)
Amount classified as held for sale	(126.8)	(41.8)	(71.3)	(3.1)	(1.9)	(244.9)
Balance at December 31, 2006	1,474.1	1,289.6	2,524.8	90.8	757.2	6,136.5
Accumulated depreciation at January 1, 2006	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated Impairment at January 1, 2006	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)
Depreciation expense	(47.0)	(109.0)	(246.1)	—	(47.3)	(449.4)
Impairment loss	—	(0.7)	(1.5)	—	(0.4)	(2.6)
Sales and disposals	10.4	12.2	149.0	—	5.1	176.7
Transfers to/from other accounts	1.7	1.7	(1.0)	—	0.1	2.5
Currency translation effect	18.0	57.5	113.9	—	23.4	212.8
Amount classified as held for sale	26.4	11.9	58.5	—	0.4	97.2
Accumulated depreciation at December 31, 2006	(318.8)	(711.9)	(1,418.2)	—	(248.2)	(2,697.1)
Accumulated impairment at December 31, 2006	(1.2)	(4.1)	(26.4)	—	(7.7)	(39.4)
Net carrying amount at December 31, 2006	1,154.1	573.6	1,080.2	90.8	501.3	3,400.0
Cost at January 1, 2005	1,350.7	1,004.0	2,164.3	46.9	646.2	5,212.1
Additions	91.2	137.4	318.5	47.3	53.5	647.9
Sales and disposals	(12.4)	(15.4)	(98.8)	(0.9)	(5.6)	(133.1)
Acquisitions through business combinations	38.3	—	3.9	—	0.1	42.3
Transfers to/from other accounts	16.6	4.7	(3.3)	(18.6)	(1.5)	(2.1)
Currency translation effect	121.5	122.0	251.9	6.2	92.7	594.3
Balance at December 31, 2005	1,605.9	1,252.7	2,636.5	80.9	785.4	6,361.4
Accumulated depreciation at January 1, 2005	(263.4)	(521.1)	(1,200.3)	—	(158.8)	(2,143.6)
Accumulated impairment at January 1, 2005	(0.7)	(6.2)	(24.9)	—	(13.9)	(45.7)
Depreciation expense	(39.9)	(106.0)	(238.2)	—	(46.6)	(430.7)
Impairment loss	(5.6)	(3.1)	(2.7)	—	(1.5)	(12.9)
Reversal of impairment charges	—	1.5	0.1	—	0.5	2.1
Sales and disposals	0.5	13.5	84.6	—	3.5	102.1
Transfers to/from other accounts	1.4	(3.2)	4.5	—	5.0	7.7
Currency translation effect	(21.8)	(65.0)	(140.5)	—	(25.4)	(252.7)
Accumulated depreciation at December 31, 2005	(323.1)	(680.2)	(1,486.4)	—	(228.8)	(2,718.5)
Accumulated impairment at December 31, 2005	(6.4)	(9.4)	(31.0)	—	(8.4)	(55.2)
Net carrying amount at December 31, 2005	1,276.4	563.1	1,119.1	80.9	548.2	3,587.7

Depreciation expense was charged to earnings as follows:

(in millions of EUR)	2007	2006	2005
Cost of sales	43.3	45.1	43.3
Selling, general and administrative expenses	378.7	397.3	379.2
Result from discontinued operations	0.2	7.0	8.2
Total depreciation	422.2	449.4	430.7

Property, plant and equipment by segment is as follows:

	December 31,
(in millions of EUR)	2007	2006	2005
United States	2,406.6	2,462.2	2,565.0
Belgium	738.1	722.9	690.3
Greece	202.2	186.1	169.5
Emerging Markets	21.9	15.0	152.1
Corporate	14.3	13.8	10.8
Total property, plant and equipment	3,383.1	3,400.0	3,587.7

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

Impairment loss of depreciable assets, recorded in other operating expenses, was EUR 16.6 million, EUR 2.8 million and EUR 8.9 million in 2007, 2006 and 2005, respectively. Impairment loss of depreciable assets recorded in result from discontinued operations was EUR 47.7 million (of which EUR 47.2 million related to assets classified as held for sale) and EUR 5.0 million in 2006 and 2005, respectively. EUR 2.9 million and EUR 2.1 million impairment loss was reversed in 2007 and 2005 respectively, of which EUR 1.4 million was recorded in result from discontinued operations in 2007.

The impairment loss of EUR 16.6 million in 2007 consists mainly of an impairment loss of EUR 13.6 million relating to 25 Sweetbay stores. The impairment loss was based on management’s evaluation of 25 stores with operating results that did not meet expectations. The primary method used to determine the recoverable amount of the retail stores was fair value less costs to sell. This fair value was determined by third-party valuation experts using the cost approach. The following property, plant and equipment categories have been impacted by the impairment:

•	Leasehold improvements for EUR 5.4 million

•	Furniture, fixtures, equipment and vehicles for EUR 6.7 million

•	Property under finance leases for EUR 1.5 million

Property under finance leases consists mainly of buildings. Bank borrowings and other commitments are secured by land and buildings with a value of EUR 12.7 million, EUR 26.8 million and EUR 37.8 million at December 31, 2007, 2006 and 2005, respectively.

The number of owned versus leased stores by segment at December 31, 2007 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	135	694	741	—	1,570
Belgium	142	26	209	361	738
Greece	44	—	115	—	159
Emerging Markets	4	—	74	—	78
Total	325	720	1,139	361	2,545

10. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

The fair value of investment property was EUR 50.3 million, EUR 37.0 million and EUR 31.5 million at December 31, 2007, 2006 and 2005, respectively. Fair value has been determined using a combination of the present value of future cash flows and market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 3.3 million, EUR 2.8 million and EUR 2.3 million for 2007, 2006 and 2005, respectively. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 3.4 million, EUR 1.8 million and EUR 1.4 million for 2007, 2006 and 2005, respectively.

(in millions of EUR)	2007	2006	2005
Cost at January 1	30.4	31.5	20.1
Additions	7.8	0.1	5.0
Sales and disposals	(5.2)	(1.6)	(4.0)
Acquisitions through business combinations	—	—	5.7
Transfers to/from other accounts	19.4	3.1	1.5
Currency translation effect	(4.0)	(2.7)	3.2
Cost at December 31	48.4	30.4	31.5
Accumulated depreciation at January 1	(4.8)	(3.5)	(2.3)
Depreciation expense	(2.2)	(1.0)	(0.8)
Sales and disposals	0.6	0.1	—
Impairment	1.4	—	—
Transfers to/from other accounts	(4.2)	(0.8)	—
Currency translation effect	0.8	0.4	(0.4)
Accumulated depreciation at December 31	(8.4)	(4.8)	(3.5)
Net carrying amount at December 31	40.0	25.6	28.0

11. Investments in Securities

Investments in securities mainly include debt securities available-for-sale that are carried at fair value with adjustments to fair value, other than foreign exchange gains and losses relating to debt securities and impairment losses, charged directly to equity. Investments in securities also include debt securities held-to-maturity, securities that the Group has the positive intention and ability to hold to maturity. Securities held-to-maturity are carried at amortized cost less any impairment. Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets.

The carrying amount of securities is as follows:

	December 31,
	2007			2006			2005
(in millions of EUR)	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	68.0	48.1	116.1	53.4	67.6	121.0	31.1	93.9	125.0
Current	27.7	8.5	36.2	22.8	9.6	32.4	18.2	10.9	29.1
Total	95.7	56.6	152.3	76.2	77.2	153.4	49.3	104.8	154.1

At December 31, 2007, 2006 and 2005, EUR 21.9 million, EUR 34.4 million and EUR 49.8 million in securities held-to-maturity were held in escrow related to defeasance provisions of outstanding Hannaford debt and were not available for general company purposes.

The fair value of investments in securities at December 31, 2007, 2006 and 2005 was EUR 152.8 million, EUR 152.1 million and EUR 152.2 million, respectively. Fair value is determined by reference to market prices.

At December 31, 2007, 2006 and 2005, the carrying amounts of investments in securities have not been reduced by any impairment charges.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits. Other financial assets are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount. The increase of other financial assets in 2007 compared to 2006 is primarily due to an amount of EUR 20.0 million held in escrow related to the sale of Delvita and that will be released in three equal annual installments, starting in 2008.

13. Inventories

No inventory has been written down as of December 31, 2007, 2006 or 2005, and no previous write-downs were reversed in 2007, 2006 or 2005.

14. Receivables

(in millions of EUR)	2007	2006	2005
Trade receivables	488.2	437.2	419.0
Trade receivables—bad debt allowance	(15.3)	(19.4)	(18.0)
Other receivables	91.7	109.3	81.6
Total current receivables	564.6	527.1	482.6

The aging of Delhaize Group current receivables is as follows:

			December 31, 2007
(in millions of EUR)	Net Carrying Amount as of December 31, 2007	Neither Impaired Nor Past Due on the Reporting Date	Past Due – Less than 30 Days	Past Due – Between 30 and 180 Days	Past Due – More than 180 Days	Other
Trade receivables	488.2	217.5	43.4	217.3	10.0	—
Trade receivables - bad debt allowance	(15.3)	(6.1)	(0.5)	(1.7)	(7.0)	—
Other receivables	91.7	78.1	3.6	6.5	3.5	—
Total	564.6	289.5	46.5	222.1	6.5	—

			December 31, 2006
(in millions of EUR)	Net Carrying Amount as of December 31, 2006	Neither Impaired Nor Past Due on the Reporting Date	Past Due – Less than 30 Days	Past Due – Between 30 and 180 Days	Past Due – More than 180 Days	Other
Trade receivables	437.2	205.9	18.0	201.2	9.9	2.2
Trade receivables - bad debt allowance	(19.4)	(8.3)	(0.2)	(1.9)	(8.5)	(0.5)
Other receivables	109.3	78.1	7.6	11.6	11.9	0.1
Total	527.1	275.7	25.4	210.9	13.3	1.8

			December 31, 2005
(in millions of EUR)	Net Carrying Amount as of December 31, 2005	Neither Impaired Nor Past Due on the Reporting Date	Past Due – Less than 30 Days	Past Due – Between 30 and 180 Days	Past Due – More than 180 Days	Other
Trade receivables	419.0	210.0	11.7	176.1	8.7	12.5
Trade receivables - bad debt allowance	(18.0)	(6.4)	(0.4)	(2.7)	(6.2)	(2.3)
Other receivables	81.6	60.2	4.7	8.3	8.2	0.2
Total	482.6	263.8	16.0	181.7	10.7	10.4

The above analysis shows the aging of receivables. To provide a more accurate analysis of the aging of receivables, receivables of subsidiaries with discontinued operations have been classified in the column “other.” The maximum exposure to credit risk for the receivables is the carrying value.

15. Dividends

On May 24, 2007, the shareholders approved the payment of a gross dividend of EUR 1.32 per share (EUR 0.99 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 129.9 million. On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share (EUR 0.90 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 114.5 million. On May 26, 2005, the shareholders approved the payment of a gross dividend of EUR 1.12 per share (EUR 0.84 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 105.5 million.

With respect to the current year, the Directors propose a gross dividend of EUR 1.44 per share to be paid to shareholders on May 30, 2008. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 22, 2008 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The dividend is included in the statutory financial statements prepared under Belgian GAAP (“the annual accounts”). The total estimated dividend, based on the number of shares outstanding at March 5, 2008 is EUR 144.4 million.

As a result of the conversion of convertible bonds issued in April 2004 and/or the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may have to issue new ordinary shares, to which payment in 2008 of the 2007 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 22, 2008. The Board of Directors will communicate at the Ordinary General Meeting of May 22, 2008 the aggregate number of shares entitled to the 2007 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2007 will be modified accordingly. The maximum number of shares which could be issued between March 5, 2008, and May 22, 2008, assuming that all convertible bonds were to be converted and all vested warrants were to be exercised, is 4,712,132. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 6.8 million.

16. Equity

Consolidated Statements of Changes in Equity

	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares
(in millions of EUR, except number of shares)	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2005	93,668, 561	46.8	2,375.4	294,735	(18.3)	1,578.0	(34.3)	(1,105.4)	2,842.2	32.4	2,874.6
Net income (expense) recognized directly in equity	—	—	—	—	(0.5)	—	(14.9)	440.5	425.1	—	425.1
Net profit	—	—	—	—	—	365.2	—	—	365.2	4.9	370.1
Total recognized income and expense for the period	—	—	—	—	(0.5)	365.2	(14.9)	440.5	790.3	4.9	795.2
Capital increases	1,036,501	0.6	30.8	—	—	—	—	—	31.4	—	31.4
Treasury shares purchased	—	—	—	458,458	(22.6)	—	—	—	(22.6)	—	(22.6)
Treasury shares sold upon exercise of employee stock options	—	—	(4.5)	(157,607)	8.0	—	—	—	3.5	—	3.5
Excess tax benefit on employee stock options and restricted shares	—	—	1.3	—	—	—	—	—	1.3	—	1.3
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	27.6	—	—	—	—	—	27.6	—	27.6
Dividend declared	—	—	—	—	—	(105.5)	—	—	(105.5)	—	(105.5)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(7.1)	(7.1)
Balances at December 31, 2005	94,705,062	47.4	2,428.3	595,586	(33.4)	1,837.7	(49.2)	(664.9)	3,565.9	30.2	3,596.1
Net income (expense) recognized directly in equity	—	—	—	—	0.9	—	16.6	(360.8)	(343.3)	(0.3)	(343.6)
Net profit	—	—	—	—	—	351.9	—	—	351.9	8.4	360.3
Total recognized income and expense for the period	—	—	—	—	0.9	351.9	16.6	(360.8)	8.6	8.1	16.7
Capital increases	1,751,862	0.8	54.5	—	—	—	—	—	55.3	—	55.3
Treasury shares purchased	—	—	—	481,400	(30.2)	—	—	—	(30.2)	—	(30.2)
Treasury shares sold upon exercise of employee stock options	—	—	(4.3)	(158,387)	7.9	—	—	—	3.6	—	3.6
Excess tax benefit on employee stock options and restricted shares	—	—	14.9	—	—	—	—	—	14.9	—	14.9
Tax payment for restricted shares vested	—	—	(2.3)	—	—	—	—	—	(2.3)	—	(2.3)
Share-based compensation expense	—	—	23.4	—	—	—	—	—	23.4	0.1	23.5
Dividend declared	—	—	—	—	—	(114.0)	—	—	(114.0)	(1.6)	(115.6)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)
Balances at December 31, 2006	96,456,924	48.2	2,514.5	918,599	(54.8)	2,075.6	(32.6)	(1,025.7)	3,525.2	36.2	3,561.4
Net income (expense) recognized directly in equity	—	—	—	—	1.1	—	20.2	(390.2)	(368.9)	0.5	(368.4)
Net profit	—	—	—	—	—	410.1	—	—	410.1	14.4	424.5
Total recognized income and expense for the period	—	—	—	—	1.1	410.1	20.2	(390.2)	41.2	14.9	56.1
Capital increases	1,556,055	0.8	55.8	—	—	—	—	—	56.6	—	56.6
Conversion of convertible bond	2,267,528	1.1	124.5	—	—	—	—	—	125.6	—	125.6
Treasury shares purchased	—	—	—	536,275	(35.5)	—	—	—	(35.5)	—	(35.5)
Treasury shares sold upon exercise of employee stock options	—	—	(18.4)	(515,925)	30.7	—	—	—	12.3	—	12.3
Excess tax benefit on employee stock options and restricted shares	—	—	13.9	—	—	—	—	—	13.9	—	13.9
Tax payment for restricted shares vested	—	—	(3.7)	—	—	—	—	—	(3.7)	—	(3.7)
Share-based compensation expense	—	—	22.1	—	—	—	—	—	22.1	—	22.1
Dividend declared	—	—	—	—	—	(130.4)	—	—	(130.4)	(2.4)	(132.8)
Balances at December 31, 2007	100,280,507	50.1	2,708.7	938,949	(58.5)	2,355.3	(12.4)	(1,415.9)	3,627.3	48.7	3,676.0

Ordinary Shares

There were 100,280,507, 96,456,924 and 94,705,062 Delhaize Group ordinary shares issued at December 31, 2007, 2006 and 2005, respectively (par value of EUR 0.50), of which 938,949, 918,599 and 595,586 ordinary shares were held in treasury at December 31, 2007, 2006 and 2005, respectively. Delhaize Group ordinary shares may be in either bearer or registered form, at the holder’s option.

As from January 1, 2008, shares can also be held in dematerialized form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

Authorized Capital

The Extraordinary General Meeting held on May 23, 2002 authorized the Board of Directors, within certain legal limits, to increase the capital of Delhaize Group or issue convertible bonds or subscription rights by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares, for a period of five years expiring in June 2007. As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2007, Delhaize Group issued 3,823,583 shares of common stock for EUR 182.2 million, net of EUR 52.0 million representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees, net of issue costs of EUR 0.1 million and net of EUR 3.6 million (net of tax), unamortized discount on the convertible bond. Of these 3,823,583 issued shares, 2,267,528 represent convertible bonds which were converted into capital in 2007, with a corresponding credit to share capital of EUR 1.1 million and to share premium of EUR 124.5 million.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2005	46,834,280.50	2,320,926,617.50	93,668,561
Increase in capital on January 17, 2005(2)	94,370.00	10,796,236.16	188,740
Increase in capital on February 22, 2005(2)	75,161.00	8,427,419.61	150,322
Increase in capital on May 9, 2005(2)	77,388.00	8,456,385.46	154,776
Increase in capital on June 10, 2005(2)	99,802.00	9,584,806.81	199,604
Increase in capital on July 1, 2005(2)	83,965.50	8,048,685.89	167,931
Increase in capital on August 23, 2005(2)	87,564.00	8,679,853.42	175,128
Capital on December 31, 2005	47,352,531.00	2,374,920,004.85	94,705,062
Increase in capital on January 4, 2006(2)	106,071.00	10,570,123.64	212,142
Increase in capital on March 29, 2006(2)	147,991.00	16,565,150.85	295,982
Increase in capital on May 16, 2006(2)	98,779.00	11,461,240.91	197,558
Increase in capital on July 26, 2006(2)	143,141.00	14,755,287.79	286,282
Increase in capital on September 8, 2006(2)	168,873.50	19,051,037.06	337,747
Increase in capital on October 12, 2006(2)	99,570.50	11,830,771.43	199,141
Increase in capital on October 24, 2006(2)	111,505.00	14,351,550.43	223,010
Capital on December 31, 2006	48,228,462.00	2,473,505,166.96	96,456,924
Increase in capital on February 15, 2007(2)	166,023.00	20,869,911.19	332,046
Increase in capital on May 14, 2007(2)	106,121.50	14,369,581.13	212,243
Increase in capital on May 24, 2007(3)	692,977.50	78,306,457.50	1,385,955
Increase in capital on June 14, 2007(3)	440,786.50	49,808,874.50	881,573
Increase in capital on June 14, 2007(2)	123,679.00	17,999,079.91	247,358
Increase in capital on June 26, 2007(2)	100,055.50	14,076,875.94	200,111
Increase in capital on June 26, 2007(4)	3,400.00	425,680.00	6,800
Increase in capital on July 25, 2007(2)	175,696.50	25,663,033.99	351,393
Increase in capital on October 2, 2007(4)	400.00	50,080.00	800
Increase in capital on December 12, 2007(2)	102,652.00	14,367,322.20	205,304
Capital on December 31, 2007	50,140,253.50	2,709,442,063.32	100,280,507

(1)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.
(2)	Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.
(3)	Capital increase linked to the conversion of bonds (43% of the convertible bonds were converted into 2,267,528 shares).
(4)	Capital increase as a consequence of the exercise of warrants under the 2000 non-U.S. stock option plan.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excl. Share Premium)
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00
May 22, 2002 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 - Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)
June 8, 2006 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,324,347)	(662,173.50)
June 8, 2007 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,165,108)	(582,554.00)
Balance of remaining authorized capital	76,035,843	38,017,921.50
Expired on June 14, 2007	(76,035,843)	(38,017,921.50)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19,357,794	9,678,897.00
Balance of remaining authorized capital as of December 31, 2007	19,357,794	9,678,897.00

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

At the end of 2007, the Board of Directors still had, pursuant to the authorization granted in May 2007, an authorization to increase the capital by a maximum of approximately EUR 9.7 million corresponding to approximately 19.4 million shares.

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization was granted by the shareholders to the Board of Directors for a period of three years expiring in May 2008.

Share Repurchases

Pursuant to authorization by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors previously was authorized to purchase Delhaize Group ordinary shares where such a purchase would be necessary to avoid serious and imminent damage to Delhaize Group. Such authorization expired June 27, 2008.

In addition, on May 24, 2007, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2006. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

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

Delhaize Group SA acquired 384,575 Delhaize Group shares (having a par value of EUR 0.50 per share) in 2007 for an aggregate amount of EUR 25.8 million, representing approximately 0.38% of Delhaize Group’s share capital and transferred 389,275 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2007, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 143.3 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

Additionally, in 2007, Delhaize America repurchased 151,700 Delhaize Group ADRs for an aggregate amount of USD 13.4 million, representing approximately 0.15% of the Delhaize Group share capital as at December 31, 2007 and transferred 126,650 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2007, Delhaize Group owned 938,949 treasury shares (including ADRs), of which 402,674 were acquired prior to 2007, representing approximately 0.94% of the Delhaize Group share capital.

Delhaize Group provided a Belgian credit institution with a discretionary mandate (the “Mandate”) to purchase up to 400,000 Delhaize Group’s shares on Euronext Brussels between December 15, 2006 and November 24, 2007 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution made its decisions to purchase Delhaize Group shares pursuant to the guidelines set forth in the Mandate, independent of further instructions from Delhaize Group, and without influence by Delhaize Group with regard to the timing of the purchases. The credit institution was authorized to purchase shares only when the number of Delhaize Group shares held by a custodian bank fell below a certain minimum threshold contained in the Mandate.

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

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2007, 2006 and 2005, Delhaize Group’s legal reserve was EUR 5.0 million, EUR 4.8 million and EUR 4.7 million, respectively, and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders of up to the amount of the distributable reserves of the parent company, including the profit of the last fiscal year, subject to the dividend restriction test (see note 18 on short-term borrowings). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

Other reserves include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing. Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments. Other reserves also include actuarial gains and losses on defined benefit plans and unrealized gains and losses on securities available for sale.

	December 31,
(in millions of EUR)	2007	2006	2005
Deferred gain/(loss) on hedge:
Gross	(16.0)	(36.4)	(46.1)
Tax effect	6.1	13.8	17.5
Actuarial gain/(loss) on defined benefit plans:
Gross	(6.0)	(16.1)	(32.2)
Tax effect	2.2	5.5	11.3
Amount attributable to minority interest	0.3	0.8	0.5
Unrealized gain/(loss) on securities held for sale:
Gross	1.6	(0.3)	(0.3)
Tax effect	(0.6)	0.1	0.1
Total other reserves	(12.4)	(32.6)	(49.2)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro. The cumulative translation adjustment balance is as follows:

At December 31 (in millions of EUR)	USD Companies	Other Companies	Total
2005	(675.0)	10.1	(664.9)
2006	(1,045.7)	20.0	(1,025.7)
2007	(1,408.4)	(7.5)	(1,415.9)

Capital Management

The Group manages its capital to maximize shareholder value while keeping sufficient flexibility to execute strategic projects. We monitor capital by using the same debt/equity classifications as applied in IFRS reporting.

During 2007, the capital of Delhaize Group was increased by EUR 182.2 million.

Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

Minority Interests	December 31,
(in millions of EUR)	2007	2006	2005
Belgium	0.5	0.5	0.4
Greece	48.2	35.7	29.8
Total	48.7	36.2	30.2

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

Long-term debt (excluding finance leases) net of discounts/premiums, deferred transaction cost and hedge accounting fair value adjustment consists of the following:

	December 31,
(in millions of EUR)	2007	2006	2005
Debentures, 9.00% (due 2031), unsecured	540.8	642.2	716.6
Notes, 8.05% (due 2027), unsecured	82.3	91.8	102.2
Bonds, 6.50% (due 2017), unsecured	301.8	—	—
Notes, 5.625% (due 2014), unsecured	503.5	—	—
Notes, 8.125% (due 2011), unsecured	34.2	829.0	924.8
Bonds, 3.895%, (due 2010), unsecured	40.0	40.0	40.0
Convertible bonds, 2.75% (due 2009), unsecured	165.2	283.2	276.6
Bonds, 4.625% (due 2009), unsecured	149.6	149.4	149.1
Notes, 8.00% (due 2008), unsecured	99.4	98.8	100.3
Notes, 7.55% (due 2007), unsecured	—	110.0	122.6
Notes, 7.375% (due 2006), unsecured	—	—	477.5
Bonds, 5.50% (due 2006), unsecured	—	—	150.0
Other debt, 7.25% (due 2007 to 2018)	—	9.9	11.5
Mortgages payable, 7.55% to 8.65% (due 2008 to 2016)	3.7	5.3	7.1
Other notes, 6.31% to 14.15% (due 2007 to 2016)	19.2	31.4	49.1
Other notes, 7.25% to 14.15%, (due 2007 to 2013), unsecured	0.9	—	—
Floating term loan, 5.318% (due 2012), unsecured	76.8	—	—
Medium-term notes 3.354% to 4.70% (due 2007), unsecured	—	50.0	50.0
Medium-term notes, 6.80% (due 2006), unsecured	—	—	12.4
Bank borrowings	3.2	10.4	14.9
Total non-subordinated borrowings	2,020.6	2,351.4	3,204.7
Less current portion	(108.9)	(181.6)	(658.3)
Total non-subordinated borrowings, non-current	1,911.7	2,169.8	2,546.4

The interest rate on long-term debt (excluding finance leases) was on average 6.7%, 7.3% and 7.2% at December 31, 2007, 2006 and 2005, respectively. These interest rates were calculated considering the interest rate swaps discussed below.

In June 2007, Delhaize Group tendered for a maximum of USD 1.1 billion of its 2011 and 2031 debt maturities. The purchase of USD 1,05 billion of 2011 bond maturities and USD 50 million of 2031 debenture maturities was financed with the simultaneous issuance of a EUR 500 million seven-year bond at 5.625% and a USD 450 million 10-year bond at 6.50% and a five-year floating term loan of USD 113 million. The euro bond was entirely swapped to USD to match the currency of Delhaize Group debt to the currency of its earnings (see Note 20). The transaction allowed Delhaize to reduce its average cost of long term debt from 7.3% in 2006 to 6.7% for 2007.

In 2006, Delhaize Group redeemed the EUR 150 million 5.5% bonds and the USD 563.5 million (EUR 477.5 million) 7.375% notes.

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

In 2007, EUR 129.2 million convertible bonds were converted into 2,267,528 shares, leaving EUR 170.8 million outstanding bonds.

In 2003, Hannaford invoked the defeasance provisions of its outstanding 7.41% Senior Notes due February 15, 2009, 8.54% Senior Notes due November 15, 2004, 6.50% Senior Notes due May 15, 2008, 6.58% Senior Notes due February 15, 2011, 7.06% Senior Notes due May 15, 2016 and 6.31% Senior Notes due May 15, 2008 (collectively, the “Notes”) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on the Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2007, 2006 and 2005, USD 29.7 million (EUR 20.2 million), USD 41.6 million (EUR 31.6 million) and USD 53.4 million (EUR 45.3 million) in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2007, 2006 and 2005, restricted securities of USD 32.2 million (EUR 21.9 million), USD 45.2 million (EUR 34.3 million) and USD 58.8 million (EUR 49.8 million), respectively, were recorded in investment in securities on the balance sheet.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). In November 2005, Delhaize Group issued EUR 50.0 million of medium-term notes under the Treasury Program, that were repaid in May and November 2007. EUR 50.0 million and EUR 62.4 million medium-term notes were outstanding at December 31, 2006 and 2005, respectively. No notes were outstanding at December 31, 2007.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term debt are denominated are as follows:

	December 31,
(in millions of EUR)	2007	2006	2005
U.S. dollar	1,059.7	1,719.7	2,411.5
Euro	960.9	631.7	793.2
Total	2,020.6	2,351.4	3,204.7

Principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency (before effect of cross-currency interest rate swaps):

	2008	2009	2010	2011	2012	Thereafter	Fair Value
Debt held in USD (in millions of USD)
Notes due 2011	—	—	—	50.4	—	—	54.4
Average interest rate	—	—	—	8.13%	—	—	—
Notes due 2017	—	—	—	—	—	450.0	462.8
Average interest rate	—	—	—	—	—	6.50%	—
Notes due 2027	—	—	—	—	—	126.0	133.2
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	804.6	917.2
Average interest rate	—	—	—	—	—	9.00%	—
Term loan	—	—	—	—	113.0	—	113.0
Average Interest Rate	—	—	—	—	5.32%	—	—
Other notes	11.7	5.6	1.7	1.7	—	9.0	30.8
Average interest rate	6.77%	7.17%	6.58%	6.58%	—	7.06%	—
Mortgages payable	1.0	1.1	1.2	0.3	0.4	1.6	6.2
Average interest rate	7.76%	7.75%	7.75%	8.25%	8.25%	8.25%	—
Other debt	0.3	0.2	0.2	0.2	0.2	0.2	1.6
Average interest rate	13.79%	13.21%	13.21%	13.21%	13.21%	13.21%	—
Total debt held in USD	13.0	6.9	3.1	52.6	113.6	1,391.4	1,719.2
Total debt held in USD translated in millions of EUR	8.8	4.7	2.1	35.7	77.2	945.2	1,167.9

	2008	2009	2010	2011	2012	Thereafter	Fair Value
Debt held in EUR (in millions of EUR)
Bonds due 2008	100.0	—	—	—	—	—	106.0
Average interest rate	8.00%	—	—	—	—	—	—
Bonds due 2009	—	150.0	—	—	—	—	147.5
Average interest rate	—	4.63%	—	—	—	—	—
Convertible bonds due 2009	—	170.8	—	—	—	—	191.6
Average interest rate	—	2.75%	—	—	—	—	—
Bonds due 2010	—	—	40.0	—	—	—	40.0
Average interest rate	—	—	3.90%	—	—	—	—
Notes due 2014	—	—	—	—	—	500.0	489.5
Average interest rate	—	—	—	—	—	5.63%	—
Bank borrowings	0.1	0.5	—	—	—	2.6	3.2
Average interest rate	4.11%	6.24%	—	—	—	4.54%	—
Total debt held in EUR	100.1	321.3	40.0	0.0	0.0	502.6	977.8

Total debt	108.9	326.0	42.1	35.7	77.2	1,447.8	2,145.7

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt and estimated rates for non-public debt, reflecting current market rates offered to the Group and its subsidiaries for debt with similar maturities:

	December 31,
(in millions of EUR)	2007	2006	2005
Fair value of long-term debt	2,145.7	2,653.4	3,485.9
Carrying value of long-term debt:
Current	108.9	181.6	658.3
Non-current	1,911.7	2,169.8	2,546.4
Total	2,020.6	2,351.4	3,204.7

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 4.2 million, EUR 12.1 million and EUR 18.1 million at December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, 2006 and 2005, EUR 12.7 million, EUR 30.3 million and EUR 41.5 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain affirmative and negative covenants related to the debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2007, 2006 and 2005, Delhaize Group was in compliance with all such covenants.

18. Short-term Borrowings

	December 31,
(in millions of EUR)	2007	2006	2005
Short-term bank borrowings	41.5	101.8	0.1

On April 22, 2005, Delhaize America entered into a USD 500 million (EUR 379.7 million) unsecured revolving credit agreement (“the Credit Agreement”), replacing and terminating the USD 350 million (EUR 265.8 million) secured credit agreement maturing July 2005. The Credit Agreement provides for a USD 500 million (EUR 379.7 million) five-year unsecured committed revolving credit facility, with a USD 100 million (EUR 75.9 million) sublimit for the issuance of letters of credit, and a USD 35 million (EUR 26.6 million) sublimit for swingline loans. Upon Delhaize America’s election, the aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 493.5 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010, unless Delhaize America exercises its option to extend it for up to two additional years. In May 2007, the facility was amended to have the financial covenants apply to Delhaize Group instead of to Delhaize America. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America.

Delhaize America had USD 50.0 million (EUR 34.0 million) in outstanding borrowings under the Credit Agreement as of December 31, 2007, USD 120.0 million (EUR 91.1 million) outstanding borrowings as of December 31, 2006 and no outstanding borrowings as of December 31, 2005. Under this facility, Delhaize America had average daily borrowings of USD

36.1 million (EUR 26.3 million) during 2007, USD 30.9 million (EUR 24.6 million) average daily borrowings during 2006 and no borrowings during 2005. Approximately USD 1.0 million (EUR 0.7 million), USD 46.7 million (EUR 37.2 million) and USD 57.0 million (EUR 45.4 million) of the Credit Agreement was used to fund letters of credit during 2007, 2006 and 2005, respectively.

In addition, Delhaize America has periodic short-term borrowings under other arrangements that are available at the lenders’ discretion. As of December 31, 2007, Delhaize America had borrowings of USD 6.0 million (EUR 4.0 million) outstanding under these arrangements. There was USD 14.0 million (EUR 10.6 million) outstanding under these arrangements at December 31, 2006 and no outstanding borrowings under these arrangements at December 31, 2005.

At December 31, 2007, 2006 and 2005, the Group’s European and Asian companies together had credit facilities (committed and uncommitted) of EUR 561.1 million (of which EUR 275.0 million of committed credit facilities), EUR 511.3 million and EUR 409.3 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings). The Short-term Bank Borrowings and the Medium-term Bank Borrowings – see Note 17 (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 3.5 million in outstanding short-term bank borrowings at December 31, 2007, compared to no borrowings outstanding at December 31, 2006 and EUR 0.1 million of short-term bank borrowings outstanding at December 31, 2005, respectively, with an average interest rate of 5.05% and 3.45%, respectively. During 2007, the Group’s European and Asian average borrowings were EUR 11.1 million at a daily average interest rate of 4.1%.

In Belgium, Delhaize Group had no short-term notes outstanding under the EUR 500 million Treasury Program (see Note 17) at December 31, 2007, 2006 and 2005.

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2007	2006	2005
U.S. dollar	38.0	101.8	—
Euro	3.5	—	0.1
Total	41.5	101.8	0.1

Debt Covenants for Short-term Borrowings

In general, the short-term borrowings require maintenance of various financial and non-financial covenants. The USD 500 million (EUR 339.7 million) unsecured revolving line of credit agreement of Delhaize America in particular, contains affirmative and negative covenants applicable to Delhaize Group. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless the Group maintains a minimum credit rating. At December 31, 2007, 2006 and 2005, Delhaize Group was in compliance with all such covenants.

19. Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The following schedule details at December 31, 2007, the future minimum lease payments:

(in millions of EUR)	2008	2009	2010	2011	2012	Thereafter	Total
Finance leases
Future minimum lease payments	113.3	109.9	104.7	98.9	95.4	891.0	1,413.2
Less amount representing interest	(74.3)	(70.0)	(65.4)	(60.9)	(56.2)	(451.5)	(778.3)
Present value of minimum lease payments	39.0	39.9	39.3	38.0	39.2	439.5	634.9
Operating leases
Future minimum lease payments	183.0	173.4	167.0	157.2	148.7	1,097.4	1,926.7
Closed store lease obligations
Future minimum lease payments	15.8	13.6	11.2	8.7	7.4	29.8	86.5

The average effective interest rate for finance leases was 11.7%, 11.7% and 12.0% at December 31, 2007, 2006 and 2005, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 6.8% at December 31, 2007 was EUR 826.7 million.

Minimum payments have not been reduced by minimum sublease income of EUR 87.1 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 241.6 million, EUR 247.4 million and EUR 271.0 million in 2007, 2006 and 2005, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2007, 2006 and 2005 was EUR 0.9 million, EUR 1.1 million and EUR 0.8 million, respectively.

Sublease payments received and recognized into income for 2007, 2006 and 2005 were EUR 19.7 million, EUR 18.1 million and EUR 17.7 million, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not completed at December 31, 2007. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements is approximately EUR 289.3 million.

A liability of EUR 33.7 million, EUR 67.3 million and EUR 94.4 million at December 31, 2007, 2006 and 2005, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ titles to the leased assets.

20. Derivative Instruments

The description of the Company’s risk management objectives, policies and processes for managing derivatives is included in Item 5. “Operating and Financial Review and Prospects” under the subheading “Factors Affecting Financial Condition and Results of Operations.”

Currency Derivatives

Delhaize Group enters into foreign currency swaps from time to time, with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its functional currency. The table below indicates the principal terms of these foreign currency swaps. Changes in fair value of these swaps are recorded in finance costs or investment income in the income statement.

In November 2006, Delhaize Group entered into foreign exchange forward contracts (the “Forward Contracts”) to purchase on January 30, February 21 and March 7, 2007, CZK 2,125 million in aggregate in exchange of EUR 78.6 million, to offset the effect of the foreign currency swaps that were entered into hedge the currency risk on intercompany loans to Delvita, denominated in CZK. The currency risk no longer existed as a result of the sale of Delvita. Changes in the fair value of the forward contracts were recorded in the income statement in investment income. The aggregate fair value of the forward contracts was EUR 1.7 million at December 31, 2006.

Interest Rate Swaps

During 2007, Delhaize Group entered into interest rate swap agreements to convert a portion of its debt from fixed to variable rates. The notional amount is EUR 500 million maturing in 2014. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

During 2003, a subsidiary of Delhaize Group entered into interest rate swap agreements to exchange the fixed interest rate of its newly issued EUR 100 million bond for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00%. The variable rate is based on the three-month Euribor and is reset on a quarterly basis.

(in millions of EUR)		Foreign Currency Swaps
Year Trade Day	Year Expiration Day	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2007 (EUR)	Fair Value Dec. 31, 2006 (EUR)	Fair Value Dec. 31, 2005 (EUR)
2007	2014	USD 670.3	3m Libor	EUR 500.0	3m Euribor	45.8	—	—
			+0.98%		+0.94%
2007	2008	EUR 7.4	12m Euribor	USD 10.0	12m Libor	(0.5)	—	—
			+1.37%		+1.34%
2007	2008	RON 13.1	9m Bubor	EUR 3.7	3m Euribor	0.1	—	—
			+1.05%		+5.67%
2006	2007	EUR 15.0	12m Euribor	USD 20.0	12m Libor	—	0.2	—
			+1.21%		+1.23%
2006	2007	CZK 2,125	3.94%	EUR 74.8	4.76%	—	(2.1)	—
2006	2007	EUR 7.8	12m Euribor	USD 10.0	12m Libor	—	(0.2)	—
			+1.37%		+1.34%
2005	2006	EUR 8.1	12m Euribor	USD 10.0	12m Libor	—	—	0.3
			+1.41%		+1.34%
2005	2006	CZK 2,200	4.20%	EUR 73.2	4.21%	—	—	(2.1)
2002	2006	EUR 37.7	12m Euribor	USD 38.0	12m Libor	—	—	(5.6)
			+1.325% restated annually		+ 1.25% restated annually

During 2002 and 2001, Delhaize America entered into interest rate swap agreements, effectively converting a portion of its debt from fixed to variable rates. Maturity dates of interest rate swap arrangements match those of the underlying debt. Variable rates for these agreements are based on six-month or three-month US Libor and are reset on a semi-annual basis or a quarterly basis. Delhaize America cancelled USD 100 million (EUR 75.9 million) of the 2011 interest rate swap arrangement in 2003 and the remaining USD 100 million (EUR 67.9 million) in 2007.

The interest rate swap agreements exchange fixed rate interest payments for variable rate payments without the exchange of the underlying principal amounts. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. The fair value of interest rate swaps at December 31, 2007, 2006 and 2005 was EUR 6.4 million, EUR (2.6) million and EUR (0.5) million, respectively. The interest rate swaps are designated and are effective fair value hedges recorded at fair value on the balance sheet with changes in fair value recorded in the income statement as finance costs. The amounts of (gain) or loss included in the income statement are as follows:

	December 31,
(in millions of EUR)	2007	2006	2005
Losses (gains) on Interest rate swaps	(6.5)	2.2	7.2
Related debt instruments	7.0	(2.2)	(7.2)
Total	0.5	—	—

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt. The arrangements were terminated before completion of the refinancing. The resulting EUR 4.1 million loss on the swap arrangement related to the tender offer is included in finance costs. The swap arrangements related to the new debt issue were designated as a cash flow hedge. Accordingly, the resulting gain was deferred and is being amortized to finance costs over the term of the underlying debt, which matures in 2017. A gain of EUR 1.7 million was recognized in equity during the period, and EUR 0.1 million was amortized to finance costs during the period.

Derivative instruments are carried at fair value defined as the amount at which these instruments could be settled based on estimates obtained from financial institutions. Interest rate swaps are valued using the flat swap curve.

	December 31,
(in millions of EUR)	2007		2006		2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	6.9	0.5	—	2.6	0.9	1.4
Cross currency swaps	45.9	0.5	0.2	2.3	0.3	7.7
Foreign exchange forward contracts	—	0.1	1.7	—	—	—
Total	52.8	1.1	1.9	4.9	1.2	9.1

The maximum exposure of derivative financial instruments to credit risk at the reporting date is EUR 52.8 million.

The following table indicates the contractual maturities associated with derivative financial instruments at December 31, 2007.

The amounts presented for cross currency swaps and foreign exchange forward contracts represent the undiscounted notional amounts to be paid and received.

(in millions of EUR)	1-3 months	3 months- 1 year	+5 years	Total
Interest rate swaps
Assets	—	—	6.9	6.9
Liabilities	—	(0.5)	—	(0.5)
Cross currency swaps and foreign exchange forward contracts
Amounts payable	(3.6)	(111.2)	(455.3)	(570.1)
Amounts receivable	3.6	110.6	500.0	614.2
Total	—	(1.1)	51.6	50.5

21. Provisions

	December 31,
(in millions of EUR)	2007	2006	2005
Closed store provision:
Non-current	38.4	73.6	101.4
Current	12.5	10.4	13.9
Self-insurance provision:
Non-current	82.9	88.7	94.6
Current	28.0	28.8	36.4
Pension benefit and other post-employment benefit provision:
Non-current	64.3	80.8	102.0
Other provisions:
Non-current	21.6	19.8	21.7
Current	1.3	2.5	2.2
Total provisions
Non-current	207.2	262.9	319.7
Current	41.8	41.7	52.5

Prior year amounts of current and non-current self-insurance provision have been reclassified to properly reflect payments expected to be made within one year.

22. Closed Store Provisions

Delhaize Group records closed store provisions for the present value of post-closing lease liabilities and other contractually obligated lease related costs such as real estate taxes, common area maintenance and insurance cost, net of estimated amounts to be recovered from subletting closed store space. Remaining lease liabilities on closed stores generally range from one to 15 years. The average remaining lease term for closed stores was 4.8 years at December 31, 2007. The liability associated with each store is discounted using a pre-tax rate that reflects the borrowing rate of debt with terms matching the terms of future rent payments. The adequacy of the provision for closed stores is dependent on the Group’s ability to sublet closed store property for the estimated recovery amount which may be affected by changes in the economic conditions in the areas where closed stores are located.

The following table reflects the activity related to closed store liabilities:

(in millions of EUR)	2007	2006	2005
Closed store provision at January 1	84.0	115.3	118.0
Additions charged to earnings:
Store closings - lease obligations	4.1	5.5	8.5
Store closings - other exit costs	5.1	1.5	1.7
Adjustments to prior year estimates	(0.6)	(2.8)	0.2
Interest expense	5.0	8.6	10.4
Reductions:
Lease payments made	(14.3)	(21.4)	(23.3)
Lease terminations	(5.8)	(8.2)	(13.4)
Payments made for other exit costs	(3.1)	(3.6)	(4.0)
Transfer to other accounts	(16.8)	0.4	0.2
Amount classified as held for sale	—	(0.3)	—
Currency translation effect	(6.7)	(11.0)	17.0
Closed store provision at December 31	50.9	84.0	115.3

The provision for closed stores primarily relates to the closed store obligations in the United States.

During 2007, 2006 and 2005, Delhaize Group recorded additions to the closed store provision of EUR 9.2 million, EUR 7.0 million and EUR 10.2 million, respectively, primarily related to respectively 26, 27 and 32 store closings made in the ordinary course of business.

The following table presents the number of closed stores and the changes in the number of closed stores:

Number of Closed Stores
Balance at January 1, 2005	227
Store closings added	32
Stores sold/lease terminated	(52)
Balance at December 31, 2005	207
Store closings added	27
Stores sold/lease terminated	(53)
Balance at December 31, 2006	181
Store closings added	26
Stores sold/lease terminated	(39)
Balance at December 31, 2007	168

Expenses recorded in the income statement and charged to closed store provision were as follows:

(in millions of EUR)	2007	2006	2005
Other operating expenses	8.0	2.8	9.5
Interest expense included in “finance costs”	4.5	7.7	9.4
Results from discontinued operations	1.1	2.3	1.9
Total	13.6	12.8	20.8

23. Self-insurance Provision

Delhaize Group is self-insured for its U.S. operations for workers’ compensation, general liability, vehicle accident and pharmacy claims. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Maximum retention, including defense costs per occurrence, is from USD 0.5 million to USD 1.0 million per accident for workers’ compensation, USD 5.0 million per accident for vehicle liability and USD 3.0 million per accident for general liability, with an additional USD 2.0 million retention in excess of the primary USD 3.0 million general liability retention for pharmacy liability. Delhaize Group is insured for costs related to covered claims, including defense costs, in excess of these retentions. The assumptions used in the development of the actuarial estimates are based upon our historical claims experience, including the average monthly claims and the average lag time between incurrence and payment. Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends. It is possible that the final resolution of some of these claims may require us to make significant expenditures in excess of the existing reserves over an extended period and in a range of amounts that cannot be reasonably estimated.

(in millions of EUR)	2007	2006	2005
Self-insurance provision at January 1	117.5	131.0	109.3
Expense charged to earnings	144.8	145.8	135.3
Claims paid	(138.8)	(145.8)	(130.2)
Currency translation effect	(12.6)	(13.5)	16.6
Self-insurance provision at December 31	110.9	117.5	131.0

Delhaize America implemented a captive insurance program in 2001 whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage were reinsured by The Pride Reinsurance Company (“Pride”), an Irish wholly-owned reinsurance captive of Delhaize Group. The purpose for implementing the captive insurance program was to provide Delhaize America continuing flexibility in risk management, while providing certain excess of loss protection through external reinsurance contracts with Pride.

24. Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

Defined Contribution Plans

In 2004, Delhaize Group adopted a defined contribution plan for substantially all its employees in Belgium, under which the employer, and from 2005 on, the employees contribute a fixed monthly amount which is adjusted annually according to the

Belgian consumer price index. Employees that were employed before the adoption of the plan could opt not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement, based on contributions, with a minimum guaranteed return. The pension plan is insured. The expense related to the plan was EUR 2.9 million, EUR 2.9 million and EUR 2.7 million in 2007, 2006 and 2005, respectively.

Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry (legal entity operating the Sweetbay stores) with one or more years of service. Employees become vested in profit-sharing contributions after five years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. Profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America’s Board of Directors. The profit-sharing plans include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions. Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment. The expense related to these defined contribution retirement plans was EUR 41.1 million, EUR 25.6 million and EUR 36.1 million in 2007, 2006 and 2005, respectively. The 2006 expense was reduced by EUR 17.3 million related to forfeited accounts in the retirement and profit-sharing plans of Food Lion and Kash n’ Karry.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

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

Pension Benefits

	2007			2006			2005
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	109.0	115.9	224.9	121.3	114.2	235.5	94.7	99.6	194.3
Current service cost	7.4	5.1	12.5	8.1	4.8	12.9	6.7	4.5	11.2
Interest cost	6.0	5.1	11.1	6.1	4.2	10.3	5.9	4.4	10.3
Plan participants’ contributions	—	1.9	1.9	—	1.7	1.7	—	1.6	1.6
Amendments	1.0	(0.2)	0.8	—	0.1	0.1	0.5	0.1	0.6
Actuarial (gain)/loss	(0.6)	(9.3)	(9.9)	(6.1)	(4.4)	(10.5)	5.0	15.3	20.3
Benefits paid	(6.6)	(9.0)	(15.6)	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)
Plan settlements	—	0.5	0.5	—	0.3	0.3	—	0.4	0.4
Currency translation effect	(12.0)	—	(12.0)	(12.7)	—	(12.7)	15.3	—	15.3
Benefit obligation at December 31	104.2	110.0	214.2	109.0	115.9	224.9	121.3	114.2	235.5
Change in plans assets:
Fair value of plans assets at January 1	85.0	65.1	150.1	82.0	59.6	141.6	65.4	60.5	125.9
Expected return on plan assets	6.1	2.7	8.8	5.7	2.6	8.3	5.5	2.5	8.0
Actuarial gain/(loss) on plan assets	(0.3)	0.1	(0.2)	4.4	(0.3)	4.1	(0.6)	(0.6)	(1.2)
Employer contributions	7.5	10.0	17.5	9.8	6.5	16.3	7.9	7.3	15.2
Plan participants’ contributions	—	1.9	1.9	—	1.7	1.7	—	1.6	1.6
Benefits paid	(6.6)	(9.0)	(15.6)	(7.7)	(5.0)	(12.7)	(6.8)	(11.7)	(18.5)
Currency translation effect	(9.4)	—	(9.4)	(9.2)	—	(9.2)	10.6	—	10.6
Fair value of plans assets at December 31	82.3	70.8	153.1	85.0	65.1	150.1	82.0	59.6	141.6
Amounts recognized in the balance sheet:
Deficit for funded plans	9.4	21.6	31.0	11.3	33.7	45.0	25.0	40.1	65.1
Present value of unfunded obligations	12.5	17.6	30.1	12.7	17.1	29.8	14.3	14.5	28.8
Unrecognized past service (cost) benefit	(0.8)	(0.3)	(1.1)	0.1	(0.3)	(0.2)	0.2	(0.3)	(0.1)
Net liability	21.1	38.9	60.0	24.1	50.5	74.6	39.5	54.3	93.8
Weighted average assumptions used to determine benefit obligations :
Discount rate	6.00%	5.32%		5.75%	4.34%		5.46%	3.65%
Rate of compensation increase	4.76%	3.37%		4.60%	3.36%		4.59%	3.35%
Rate of price inflation	3.50%	2.08%		3.50%	2.07%		3.50%	2.06%

	2007			2006			2005
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:
Amounts recognized in the income statement:
Current service cost	7.4	5.1	12.5	8.1	4.8	12.9	6.7	4.5	11.2
Interest cost	6.0	5.1	11.1	6.1	4.2	10.3	5.9	4.4	10.3
Expected return on plan assets	(6.1)	(2.7)	(8.8)	(5.7)	(2.6)	(8.3)	(5.5)	(2.5)	(8.0)
Amortization of past service cost	—	(0.2)	(0.2)	—	—	—	0.4	—	0.4
Settlement loss recognized	—	0.5	0.5	—	0.4	0.4	—	0.4	0.4
Total pension cost recognized in the income statement	7.3	7.8	15.1	8.5	6.8	15.3	7.5	6.8	14.3
Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(0.3)	(9.4)	(9.7)	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5
Cumulative amount of actuarial gains and losses recognized	(2.1)	6.2	4.1	(1.9)	15.6	13.7	9.0	19.7	28.7
Weighted average assumptions used to determine pension cost:
Discount rate	5.75%	4.34%		5.46%	3.65%		5.78%	4.44%
Expected long-term rate of return on plan assets during year	7.75%	4.15%		7.75%	4.25%		7.75%	4.25%
Rate of compensation increase	4.60%	3.36%		4.59%	3.35%		4.57%	3.56%
Rate of price inflation	3.50%	2.07%		3.50%	2.06%		3.50%	2.06%

	2007			2006			2005
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
History of experience gains and losses:
Related to plan assets	0.3	(0.1)	0.2	(4.4)	0.3	(4.1)	0.6	0.6	1.2
Percentage of plan assets	0.30%	-0.14%	0.13%	-5.10%	0.44%	-2.73%	0.68%	1.01%	0.85%
Related to plan liabilities	0.7	0.1	0.8	(2.7)	1.0	(1.7)	0.5	11.7	12.2
Percentage of plan liabilities	0.63%	0.09%	0.37%	-2.48%	0.84%	-0.76%	0.45%	10.22%	5.18%

	2007			2006			2005
(in millions of EUR)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	24.1	50.5	74.6	39.5	54.3	93.8	29.5	38.9	68.4
Pension expense recognized in the income statement in the year	7.3	7.8	15.1	8.5	6.8	15.3	7.5	6.8	14.3
Amounts recognized in the statement of recognized income and expense in the year	(0.3)	(9.4)	(9.7)	(10.5)	(4.1)	(14.6)	5.6	15.9	21.5
Employer contributions made in the year	(7.3)	(8.6)	(15.9)	(9.6)	(5.7)	(15.3)	(7.6)	(6.5)	(14.1)
Benefits paid directly by company in the year	(0.2)	(1.4)	(1.6)	(0.2)	(0.8)	(1.0)	(0.3)	(0.8)	(1.1)
Currency translation effect	(2.5)	—	(2.5)	(3.6)	—	(3.6)	4.8	—	4.8
Balance sheet liability at December 31	21.1	38.9	60.0	24.1	50.5	74.6	39.5	54.3	93.8

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investment. The insurance company’s asset allocation was as follows:

	December 31,
	2007	2006	2005
Equities	12%	12%	10%
Debt	70%	69%	64%
Real estate	3%	4%	8%
Other assets	15%	15%	18%

In 2008, Delhaize Belgium expects to contribute EUR 6.9 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year.

The plan’s asset allocation was as follows:

	December 31,
	2007	2006	2005
Equities	78%	73%	72%
Debt	18%	23%	26%
Cash equivalents	4%	4%	2%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2008, Delhaize Group expects to make pension contributions, including voluntary amounts, of up to USD 6.0 million (EUR 4.3 million).

Other Post-Employment Benefits

	December 31,
(in millions of EUR)	2007	2006	2005
Change in benefit obligation:
Benefit obligation at January 1	4.7	7.2	6.9
Current service cost	—	—	0.1
Interest cost	0.2	0.4	0.4
Amendments	—	(1.0)	(0.9)
Actuarial (gain)/loss	(0.3)	(0.7)	0.1
Benefits paid	(0.2)	(0.5)	(0.4)
Currency translation effect	(0.5)	(0.7)	1.0
Benefit obligation at December 31	3.9	4.7	7.2
Change in plan assets:
Fair value of plan assets at January 1	—	—	—
Employer contributions	0.2	0.5	0.4
Member contributions	0.2	0.4	0.5
Benefits paid from plan/company	(0.4)	(0.9)	(0.9)
Fair value of plan assets at December 31	—	—	—
Amounts recognized in the balance sheet:
Present value of unfunded obligations	3.9	4.7	7.2
Unrecognized past service benefit	0.4	1.5	1.0
Net liability	4.3	6.2	8.2
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	6.00%	5.80%	5.55%
Current health care cost trend	8.55%	9.00%	10.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

(in millions of EUR)	2007	2006	2005
Components of benefit cost:
Amounts recognized in the income statement:
Current service cost	—	—	0.1
Interest cost	0.2	0.4	0.4
Amortization of past service cost	(1.0)	(0.4)	—
Total benefit cost recognized in the income statement	(0.8)	—	0.5
Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	(0.3)	(0.7)	0.1
Cumulative amount of actuarial gains and losses recognized	1.8	2.4	3.5
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	5.80%	5.55%	5.75%
Current health care cost trend	9.00%	10.00%	11.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

	December 31,
(in millions of EUR)	2007	2006	2005
Balance sheet reconciliation:
Balance sheet liability at January 1	6.2	8.2	6.9
Expense recognized in the income statement in the year	(0.8)	—	0.5
Amounts recognized in the statement of recognized income and expense in the year	(0.3)	(0.7)	0.1
Employer contributions made in the year	(0.2)	(0.5)	(0.4)
Currency translation effect	(0.6)	(0.8)	1.1
Balance sheet liability at December 31	4.3	6.2	8.2

A 1.0% change in the assumed healthcare trend rates would not have a material effect on the post-retirement benefit obligation or expense.

25. Accrued Expenses

	December 31,
(in millions of EUR)	2007	2006	2005
Accrued payroll and short-term benefits	298.1	288.1	295.6
Accrued interest	22.9	44.6	68.0
Other	54.7	51.3	52.3
Total accrued expenses	375.7	384.0	415.9

26. Income Taxes

Profit before tax

(in millions of EUR)	2007	2006	2005
Continuing operations	604.5	670.6	603.4
Discontinued operations	23.1	(68.1)	(11.1)
Total	627.6	602.5	592.3

Tax expense

(in millions of EUR)	2007	2006	2005
Continuing operations
Current tax	212.4	289.9	239.6
Taxes related to prior years recorded in the current year	(0.4)	1.5	2.8
Recognition in current tax of previously unrecognized tax losses and tax credits	—	—	(0.9)
Deferred tax	(8.4)	(45.5)	(18.4)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(1.1)	(0.4)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	0.1	0.2	1.1
Total income tax expense from continuing operations	203.7	245.0	223.8
Discontinued operations
Deferred tax	(0.6)	(2.8)	(1.6)
Total income tax expense from discontinued operations	(0.6)	(2.8)	(1.6)
Continuing and discontinued operations
Current tax	212.4	289.9	239.6
Taxes related to prior year recorded in the current year	(0.4)	1.5	2.8
Recognition of previously unrecognized tax losses and tax credits	—	—	(0.9)
Deferred tax	(9.0)	(48.3)	(20.0)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(1.1)	(0.4)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	0.1	0.2	1.1
Total income tax expense from continuing and discontinued operations	203.1	242.2	222.2

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to Delhaize Group’s effective income tax rate:

	2007	2006	2005
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium (primarily due to United States federal and state income tax rates applied to the income of Delhaize America) (1)	3.5	4.2	3.9
Non-taxable income (2)	(1.6)	(3.8)	(2.1)
Non-deductible loss related to disposal of Delvita	—	3.6	—
Deductions from taxable income	(3.2)	—	—
Effect of unrecognized tax losses and tax credits	—	0.3	0.9
Tax charges on dividend income (3)	(0.3)	1.1	0.7
Other	—	0.8	0.1
Effective tax rate	32.4%	40.2%	37.5%
(1)	In 2007, approximately 69% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%. In 2006, approximately 86% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 38.9%. In 2005, approximately 77% of Delhaize Group’s consolidated profit before tax was attributable to Delhaize America, which had an effective tax rate of 39.0%.
(2)	In 2007, non-taxable income relates to income on disposal of subsidiaries. In 2006 and 2005, non-taxable income related to the benefits from the Belgian coordination center.
(3)	Including the effect of the refund received in 2007 related to withholding tax for a dividend declared by Delhaize America to Delhaize Group in 2002.

The amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2007	2006	2005
Current tax	(16.2)	(14.6)	(6.5)
Deferred tax	10.7	6.9	0.3
Total tax credited directly to equity	(5.5)	(7.7)	(6.2)

Delhaize Group has not recognized income taxes on undistributed earnings of certain subsidiaries as the undistributed earnings are permanently reinvested. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 1.7 billion at December 31, 2007, 2006 and 2005.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

	December 31,
(in millions of EUR)	2007	2006	2005
Deferred tax liabilities	171.5	186.0	242.5
Deferred tax assets	6.2	7.9	5.5
Net deferred tax liabilities	165.3	178.1	237.0

The changes in net deferred tax liabilities are as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Close Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2005	412.6	(73.0)	(61.2)	(22.3)	(24.4)	231.7
Charge (credit) to equity for the year	—	—	—	(7.3)	7.6	0.3
Charge (credit) to profit or loss for the year	(46.9)	20.7	(6.6)	4.0	8.4	(20.4)
Effect of change in tax rates	2.1	(0.3)	(0.4)	—	(0.3)	1.1
Acquisition	(1.3)	—	—	—	(0.9)	(2.2)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to/from other accounts	2.0	—	0.8	—	(4.3)	(1.5)
Currency translation effect	53.8	(10.0)	(9.6)	(1.6)	(4.5)	28.1
Net deferred tax liabilities at December 31, 2005	422.2	(62.6)	(77.0)	(27.2)	(18.4)	237.0
Charge (credit) to equity for the year	—	—	—	5.3	1.6	6.9
Charge (credit) to profit or loss for the year	(34.4)	7.7	(3.9)	(2.2)	(16.6)	(49.4)
Effect of change in tax rates	0.4	—	(0.1)	—	(0.1)	0.2
Amount classified as held for sale	4.8	0.2	—	—	(3.0)	2.0
Transfers to/from other accounts	(40.4)	18.7	19.9	—	1.8	—
Currency translation effect	(35.8)	5.2	7.0	1.1	3.9	(18.6)
Net deferred tax liabilities at December 31, 2006	316.8	(30.8)	(54.1)	(23.0)	(30.8)	178.1
Charge (credit) to equity for the year	—	—	—	3.4	7.3	10.7
Charge (credit) to profit or loss for the year	(13.1)	12.5	(8.8)	(2.5)	2.8	(9.1)
Divestiture	(0.1)	—	—	—	—	(0.1)
Transfers to/from other accounts	—	—	—	—	0.4	0.4
Currency translation effect	(27.0)	2.4	5.9	1.0	3.0	(14.7)
Net deferred tax liabilities at December 31, 2007	276.6	(15.9)	(57.0)	(21.1)	(17.3)	165.3

At December 31, 2007, Delhaize Group has not recognized deferred tax assets of EUR 38.9 million, of which EUR 30.0 million relate to tax loss carryforwards, which if unused would expire at various dates between 2008 and 2026, EUR 3.2 million relate to tax loss carryforwards which can be utilized without any time limitation, EUR 3.2 million relate to unused tax credits and EUR 2.5 million relate to deductible temporary differences. The unused tax losses, the unused tax credits and the deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions. Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized.

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

Approximately 737,998, 961,504 and 1,186,076 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2007, 2006 and 2005, respectively, because the effect was antidilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2007	2006	2005
Net profit from continuing operations	400.8	425.6	379.6
Net profit from continuing operations attributable to minority interests	14.4	8.4	4.9
Group share in net profit from continuing operations	386.4	417.2	374.7
Interest expense on convertible bond, net of tax	7.3	9.8	9.6
Group share in net profit from continuing operations for diluted earnings	393.7	427.0	384.3
Result from discontinued operations, net of tax	23.7	(65.3)	(9.5)
Group share in net profit for diluted earnings	417.4	361.7	374.8
Weighted average number of ordinary shares outstanding	97,666,467	94,938,517	93,933,653
Dilutive effect of share-based awards	1,800,979	1,704,630	1,700,363
Dilutive effect of convertible bond	3,981,052	5,263,158	5,263,158
Weighted average number of diluted ordinary shares outstanding	103,448,498	101,906,305	100,897,174
Basic earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	3.96	4.39	3.99
Result from discontinued operations, net of tax	0.24	(0.68)	(0.10)
Group share in net profit	4.20	3.71	3.89
Diluted earnings per ordinary share (in EUR):
Group share in net profit from continuing operations	3.81	4.19	3.81
Result from discontinued operations, net of tax	0.23	(0.64)	(0.10)
Group share in net profit	4.04	3.55	3.71

28. Discontinued Operations

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic to the German retail group Rewe, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006 (see Note 5). In the second quarter of 2005, Delhaize Group sold its 11 stores in Slovakia. The sale of Delvita was final in May 2007. The result from discontinued operations consists mainly of the operational results of Delvita during the first five months of 2007 and the positive accumulated foreign currency translation adjustment of EUR 23.7 million.

An analysis of the result of discontinued operations and summary cash flow information is as follows:

(in millions of EUR, except per share information)	2007	2006	2005
Revenues	120.9	287.6	295.2
Cost of sales	(96.5)	(226.5)	(235.7)
Other operating income	1.8	4.1	7.9
Selling, general and administrative expenses	(24.0)	(62.6)	(62.1)
Other operating expenses	0.7	(66.4)	(10.6)
Finance income (costs)	20.2	(4.3)	(5.8)
Result before tax	23.1	(68.1)	(11.1)
Income tax benefit	0.6	2.8	1.6
Result from discontinued operations (net of tax)	23.7	(65.3)	(9.5)
Basic earnings per share from discontinued operations	0.24	(0.68)	(0.10)
Diluted earnings per share from discontinued operations	0.23	(0.64)	(0.10)
Operating cash flows	(6.9)	3.8	10.0
Investing cash flows	0.5	(5.3)	3.9
Financing cash flows	(0.7)	(1.5)	(7.4)
Total cash flows	(7.1)	(3.0)	6.5

The pre-tax (loss) gain recognized on the remeasurement or sale of assets related to discontinued operations was EUR 1.4 million, EUR (63.9) million and EUR 4.1 million in 2007, 2006 and 2005, respectively, and was recorded in discontinued operations as other operating income or other operating expenses. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, were EUR 0.7 million, EUR 1.3 million and EUR 4.7 million in 2007, 2006 and 2005, respectively.

29. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management: stock option and warrant plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock unit plans are based on existing shares. The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize America sponsored several stock incentive plans. As of December 31, 2007, there were options outstanding to acquire 58,649 ADRs under the Delhaize America 2000 Stock Incentive Plan, a 1996 Food Lion Plan and a 1998 Hannaford Plan; however, options can no longer be granted under these plans. The terms and conditions of these plans are substantially consistent with the current Delhaize Group plan. Options granted under the Delhaize Group 2002 Stock Incentive Plan vest ratably over a three-year period and expire ten years from the grant date.

In May 2002, Delhaize America ceased granting restricted stock awards under the 2000 Stock Incentive Plan and began granting restricted stock unit awards under the 2002 Restricted Stock Unit Plan. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date, when ADRs are granted to recipients, no cost to plan participants. Restricted stock unit awards vest over a five-year period starting at the end of the second year after the award.

Options granted to associates of non-U.S. operating companies generally vest after 3  1/2 years. Options generally expire seven years from the grant date although a three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years.

In accordance with Belgian law, most of the beneficiaries of the 2001 and 2002 stock option and 2000 warrant plans agreed to extend the exercise period of their stock options and/or warrants under these plans. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively. As a result of this three-year extension, an incremental fair value per option or warrant for the 2002 Stock Option Plan, 2001 Stock Option Plan and 2000 Warrant Plan of, respectively, EUR 1.0, EUR 1.1 and EUR 1.2 has been estimated. The incremental fair value of the stock options and warrants has been calculated on the date of decision of extension using a Black-Scholes-Merton pricing model with the following assumptions:

	2002 Plan	2001 Plan	2000 Plan
Expected dividend yield (%)	3.6	3.6	3.6
Expected volatility (%)	41.3	41.3	41.3
Risk-free interest rate (%)	3.5	3.5	3.5
Expected term (years)	5.8	4.8	3.8

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. The expected term of options is based on management’s best estimate with consideration of non-transferability and exercise restrictions.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The fair value of options and warrants is calculated using the Black-Scholes-Merton valuation model. The fair value of share-based awards is expensed over the applicable vesting period. Compensation expense is adjusted to reflect expected and actual levels of vesting. Share-based compensation expense recorded primarily in selling, general and administrative expenses was EUR 22.1 million, EUR 23.5 million and EUR 27.6 million in 2007, 2006 and 2005, respectively.

Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2007	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2007 Stock option plan	June 2007	185,474	184,913	EUR 71.84	619	Jan. 1, 2011- June 7, 2014
2006 Stock option plan	June 2006	216,266	213,843	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181,226	178,736	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237,906	233,663	EUR 38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378,700	29,475	EUR 25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158,300	94,700	EUR 54.30	425	Jan. 1, 2006- June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	106,000	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011(1)
2000 Warrant plan	May 2000	115,000	93,300	EUR 63.10	461	June 2004 - Dec. 2009(1)
(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

	Shares	Weighted Average Exercise Price (in EUR)	Aggregate Intrinsic Value (in millions of EUR)	Weighted Average Remaining Contractual Term
2005
Outstanding at beginning of year	1,003,493	47.16
Granted	181,226	48.11
Exercised	—	—
Forfeited	(2,688)	49.29
Expired	—
Outstanding at end of year	1,182,031	43.02	16.4	3.51
Options exercisable at end of year	387,800	59.95	0.1	4.04

2006
Outstanding at beginning of year	1,182,031	43.02
Granted	216,266	49.55
Exercised	(26,000)	54.30
Forfeited	(11,200)	50.02
Expired	(3,900)	63.10
Outstanding at end of year	1,357,197	43.73	26.5	4.65
Options exercisable at end of year	724,300	42.53	15.1	3.94

	Shares	Weighted Average Exercise Price (in EUR)	Aggregate Intrinsic Value (in millions of EUR)	Weighted Average Remaining Contractual Term
2007
Outstanding at beginning of year	1,357,197	43.73
Granted	185,474	71.84
Exercised	(396,475)	30.20
Forfeited	(11,766)	50.67
Expired	—	—
Outstanding at end of year	1,134,430	52.99	13.2	4.41
Options exercisable at end of year	557,138	49.61	7.6	3.33

The weighted average share price at the date of exercise was EUR 67.12 in 2007. The total intrinsic value of options exercised during the year ended 2007, was EUR 14.6 million. The weighted average fair value of options granted is EUR 16.61, EUR 13.97 and EUR 16.52 per option for 2007, 2006 and 2005, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes-Merton pricing model with the following assumptions:

	2007	2006	2005
Expected dividend yield (%)	2.4	2.4	2.3
Expected volatility (%)	25.7	26.5	39.7
Risk-free interest rate (%)	4.5	3.6	2.9
Expected term (years)	4.6	5.0	5.3

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2007 and 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behavior and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical ten-year option activity.

A summary of the status of Delhaize Group’s nonvested options for non U.S. stock option and warrant plans as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Shares	Weighted Average Grant-Date Fair Value (in EUR)
Non-vested at January 1, 2007	474,113	14.83
Granted	185,474	16.61
Vested	(220,621)	14.81
Forfeited	(7,216)	14.96
Non-vested at December 31, 2007	431,750	15.60

As of December 31, 2007, there was EUR 3.9 million of unrecognized compensation cost related to nonvested options that is expected to be recognized over a weighted average period of 2.3 years.

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2007	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	June 2007	1,165,108	1,138,873	USD 96.30	3,238	Exercisable until 2017
	June 2006	1,324,347	1,032,668	USD 63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	562,118	USD 60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	377,216	USD 46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	280,377	USD 28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	550,141	USD 13.40 -USD 76.87	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive plan - options(1)	Various	700,311	58,649	USD 13.40 - USD 93.04	4,497	Various
(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan is as follows:

	Shares	Weighted Average Exercise Price (in USD)	Aggregate Intrinsic Value (in millions of USD)	Weighted Average Remaining Contractual Term (in years)
2005
Outstanding at beginning of year	5,424,181	41.15
Granted	1,105,043	60.74
Exercised	(1,194,121)	39.70
Forfeited/expired	(296,242)	45.15
Outstanding at end of year	5,038,861	45.49	101.5	7.30
Options exercisable at end of year	2,223,274	42.59	51.7	5.90

2006
Outstanding at beginning of year	5,038,861	45.49
Granted	1,324,338	63.09
Exercised	(1,827,644)	40.95
Forfeited/expired	(222,007)	52.94
Outstanding at end of year	4,313,548	52.43	133.1	7.40
Options exercisable at end of year	1,716,247	43.94	67.6	5.67

2007
Outstanding at beginning of year	4,313,548	52.43
Granted	1,166,723	96.30
Exercised*	(1,345,887)	48.35
Forfeited/expired	(134,342)	62.98
Outstanding at end of year	4,000,042	66.22	92.0	7.40
Options exercisable at end of year	1,483,762	48.96	55.6	5.48
*	Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 11,648 at December 31, 2007.

The weighted average share price at the date of exercise was USD 95.56, USD 73.78 and USD 64.26 at 2007, 2006 and 2005, respectively. The total intrinsic value of option exercises during the years ended 2007, 2006 and 2005, was USD 63.5 million, USD 60.0 million and USD 29.5 million, respectively.

The weighted average fair value of options granted was USD 21.19, USD 14.36 and USD 18.28 per option for 2007, 2006 and 2005, respectively. The fair value of options at date of grant was estimated using the Black-Scholes-Merton model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield (%)	2.3	2.5	2.3
Expected volatility (%)	26.9	27.2	39.7
Risk-free interest rate (%)	5.1	5.0	3.7
Expected term (years)	3.7	4.0	4.1

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the expected option term. Expected volatility in 2006 excludes a period of abnormal volatility that is not representative of future expected stock price behavior and is not expected to recur during the expected contractual term of the options. The expected term of options is based on historical option activity.

The following table summarizes options outstanding and options exercisable as of December 31, 2007, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize America stock option plans:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 22.40 - USD 46.40	788,625	5.34	39.71
USD 46.56 - USD 60.76	992,133	5.90	56.36
USD 63.04 - USD 96.30	2,219,284	8.80	80.41
USD 22.40 - USD 96.30	4,000,042	7.40	66.22

A summary of the status of Delhaize Group’s non-vested options for the U.S. 2002 Stock Incentive Plan as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below.

	Shares	Weighted Average Grant-Date Fair Value (in USD)
Non-vested at January 1, 2007	2,597,301	16.67
Granted	1,163,056	21.19
Vested	(1,434,238)	14.57
Forfeited	(90,364)	16.04
Non-vested at December 31, 2007	2,235,755	18.21

As of December 31, 2007, there was USD 16.7 million (EUR 11.3 million) of unrecognized compensation cost related to non-vested options that is expected to be recognized over a weighted average period of 1.7 years.

Restricted stock unit awards granted to associates of U.S. operating companies under the Delhaize America 2002 Restricted Stock Unit Plan are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2007	Number of Beneficiaries (at the moment of issuance)
June 2007	102,512	101,682	222
June 2006	155,305	148,507	217
May 2005	145,868	96,994	204
May 2004	179,567	73,665	193
May 2003	249,247	48,093	185

Activity related to the restricted stock plans is as follows:

Shares
2005
Outstanding at beginning of year	501,072
Granted	145,868
Released from restriction	(137,570)
Forfeited/expired	(13,478)
Outstanding at end of year	495,892

2006
Outstanding at beginning of year	495,892
Granted	155,305
Released from restriction	(126,004)
Forfeited/expired	(9,872)
Outstanding at end of year	515,321

2007
Outstanding at beginning of year	515,321
Granted	102,512
Released from restriction	(137,625)
Forfeited/expired	(11,267)
Outstanding at end of year	468,941

The weighted average fair value at date of grant for restricted stock unit awards granted during 2007, 2006 and 2005 was USD 96.30, USD 63.04 and USD 60.76 based on the share price at the grant date, respectively.

30. Cost of Sales

(in millions of EUR)	2007	2006	2005
Product cost, net of vendor allowances and cash discounts	13,630.1	13,844.9	13,212.7
Purchasing, distribution and transportation costs	531.8	527.3	497.4
Total	14,161.9	14,372.2	13,710.1

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in selling, general and administrative expenses. Supplier allowances that represented a reimbursement of advertising costs incurred by the Group were recognized as a reduction of advertising costs in selling, general and administrative expenses of EUR 4.3 million, EUR 4.8 million and EUR 4.3 million in 2007, 2006 and 2005, respectively.

31. Employee Benefit Expense

Employee benefit expense for continuing operations was:

(in millions of EUR)	2007	2006	2005
Wages, salaries and short-term benefits including social security	2,508.3	2,543.9	2,408.1
Share option expense	22.1	23.5	27.6
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	59.9	44.7	51.3
Total	2,590.3	2,612.1	2,487.0

Employee benefit expense was charged to earnings as follows:

(in millions of EUR)	2007	2006	2005
Cost of sales	315.7	314.5	298.7
Selling, general and administrative expenses	2,274.6	2,297.6	2,188.3
Results from discontinued operations	12.5	28.9	30.5
Total	2,602.8	2,641.0	2,517.5

Employee benefit expense from continuing operations by segment was:

(in millions of EUR)	2007	2006	2005
United States	1,831.7	1,876.8	1,808.7
Belgium	589.8	584.7	540.2
Greece	135.3	121.5	107.9
Emerging Markets	10.4	8.6	7.1
Corporate	23.1	20.5	23.1
Total	2,590.3	2,612.1	2,487.0

32. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2007	2006	2005
Rental income	19.7	18.1	17.7
Recycling income	20.8	15.3	14.8
Gains on sale of property, plant and equipment	15.6	5.4	4.1
Services rendered to wholesale customers	4.7	4.0	5.3
Services rendered to third parties	12.2	10.8	7.4
Recovery income	8.9	8.2	9.9
Other	26.0	21.0	11.5
Total	107.9	82.8	70.7

The increase in gains on sale of property, plant and equipment in 2007 primarily relates to the sale of idle real estate by Hannaford.

Other primarily includes in-store advertising and litigation settlement income. The increase in 2007 mainly represents the different sales transactions of Cash Fresh stores to independent owners for EUR 7.9 million.

33. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2007	2006	2005
Store closing and restructuring expenses	11.4	5.1	11.8
Impairment losses	15.1	2.8	6.8
Losses on sale of property, plant and equipment	10.0	8.9	18.6
Hurricane-related expenses	—	1.0	1.5
Other	—	1.4	0.5
Total	36.5	19.2	39.2

The increase in store closing and restructuring expenses in 2007 compared to 2006 is mainly due to the closing of 3 Cash Fresh Stores. The impairment losses represent mainly the charge associated with the carrying value of 25 Sweetbay stores amounting to EUR 13.6 million.

34. Finance Costs

(in millions of EUR)	2007	2006	2005
Interest on current and long-term borrowings	158.8	200.6	225.3
Loss on rate lock to hedge for tender price	4.1	—	—
Losses on early retirement of debt	73.9	—	—
Tender fees	2.3	—	—
Interest on obligations under finance leases	76.1	78.3	78.1
Interest charged to closed store provisions	4.4	7.7	9.4
Amortization of debt discounts (premiums) and financing costs	14.7	9.9	10.3
Amortization of deferred loss on hedge	15.9	5.2	6.7
Fair value losses (gains) on interest rate swaps - debt instruments	7.0	(2.2)	(7.2)
Fair value (gains)/losses on interest rate swaps - derivative instruments	(6.5)	2.2	7.2
Foreign currency losses/(gains) on debt instruments	45.7	(5.0)	3.3
Fair value (gains)/losses on currency swaps	(46.8)	4.1	(5.0)
Other finance costs	0.8	(2.3)	(2.5)
Less: Capitalized interest	(3.2)	(2.9)	(3.0)
Total	347.2	295.6	322.6

The finance costs of 2007 are impacted by the following charges related to the Delhaize America debt tender offer:

(in millions of EUR)	2007
Losses on early retirement of debt	73.9
Amortization of deferred loss on hedge	13.4
Amortization of debt premiums / discounts and financing costs	6.9
Loss on rate lock to hedge for tender price	4.1
Tender fees	2.3
Total	100.6

Borrowing costs attributable to the construction or production of qualifying long-lived assets were capitalized using an average interest rate of 7.4%, 7.9% and 7.3% in 2007, 2006 and 2005, respectively.

35. Income from Investments

(in millions of EUR)	2007	2006	2005
Interest and dividend income from bank deposits and securities	11.8	19.9	25.4
Amortization of discounts (premiums) on securities	0.2	(0.4)	(0.7)
(Losses)/gains on sale of securities	(0.2)	(0.2)	0.2
Foreign currency (losses)/gains on financial assets	(0.5)	2.0	4.3
Fair value gains/(losses) on currency swaps and foreign exchange forward contracts	0.1	(2.0)	(3.7)
Other investing income	3.1	0.6	0.6
Total	14.5	19.9	26.1

36. Net Foreign Exchange Losses/(Gains)

The net foreign exchange (losses)/gains charged (credited) to the income statement are as follows:

(in millions of EUR)	2007	2006	2005
Cost of sales	—	—	0.2
Selling, general and administrative expenses	(0.1)	0.5	0.3
Finance costs	45.7	(5.0)	3.3
Income from investments	0.5	(2.0)	(4.3)
Result from discontinued operations	0.5	(0.6)	(0.1)
Total	46.6	(7.1)	(0.6)

The EUR 45.7 million foreign currency loss is completely offset by EUR 46.8 million fair value gain on the related currency swap.

37. Supplemental Cash Flow Information

(in millions of EUR)	2007	2006	2005
Non-cash investing and financing activities:
Conversion of debt into equity	125.6	—	—
Finance lease obligations incurred for store properties and equipment	75.3	54.5	53.5
Finance lease obligations terminated for store properties and equipment	2.6	2.8	4.0

38. Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2007, 2006 and 2005 is set forth in the table below. All amounts presented are gross amounts before deduction of withholding tax.

(in thousands of EUR)	2007	2006	2005
Non-executive Directors
Baron Jacobs(1)	150	150	140
Claire Babrowski (since May 24, 2006)	79	45	—
Baron de Cooman d’Herlinckhove (until May 26, 2005)	—	—	28
Count de Pret Roose de Calesberg	80	80	70
Jacques de Vaucleroy (since May 26, 2005)	75	80	42
Hugh Farrington (since May 26, 2005)	80	80	42
Count Goblet d’Alviella	80	80	70
Robert J. Murray(2)	90	90	80
Dr. William Roper	75	75	70
Didier Smits	80	80	70
Philippe Stroobant (until May 26, 2005)	—	—	28
Baron Vansteenkiste (since May 26, 2005)	75	75	42
Frans Vreys (until May 26, 2005)	—	—	28
Total remuneration non-executive directors	864	835	710
Executive Director
Pierre-Olivier Beckers(3)	75	75	70
Total	939	910	780
(1)	Chairman of the Board and Remuneration Committee since January 1, 2005.
(2)	Chairman of the Audit Committee.
(3)	The amounts solely relate to the remuneration of the executive director as director and excludes his compensation as CEO that is separately disclosed below.

Compensation of Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2007, 2006 and 2005 to the Chief Executive Officer and the other members of the Executive Committee. For more details on the share-based incentive plans, see Note 29.

	2007	2006	2005
Restricted stock unit awards	26,760	39,448	39,548
Stock options and warrants	122,579	133,459	112,749

	2007
	Stock Options/ Warrants	Restricted Stock Unit Awards
Pierre-Olivier Beckers	26,216	8,445
Rick Anicetti	17,982	5,305
Renaud Cogels	11,475	—
Michel Eeckhout	3,400	—
Arthur Goethals	8,500	—
Ron Hodge	13,012	3,839
Nicolas Hollanders	10,910	—
Craig Owens	16,283	4,804
Michael Waller	12,574	3,710
Joyce Wilson-Sanford	2,227	657
Total	122,579	26,760

The compensation effectively paid during the respective years to the CEO and the other members of the Executive Management for services provided in all capacities to the Company and its subsidiaries is set forth in the first table below. The aggregate compensation for the members of the Executive Management, recognized in the income statement is set forth in the second table below.

Amounts in both tables are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed in the above section “Compensation of Directors.” For 2005, they include the pro-rata share of compensation of the two members of the Executive Management appointed on September 14, 2005. For 2007, they include the pro-rata share of compensation of the two members of the Executive Management who retired from their Executive positions on June 30, 2007 and the pro-rata share of the member of the Executive Management appointed on February 26, 2007.

(in millions of EUR)	2007		2006		2005
	CEO	Other Members of Executive Management	CEO	Other Members of Executive Management	CEO	Other Members of Executive Management
Number of persons	1	9	1	8	1	9
Base pay	0.9	3.3	0.9	3.3	0.9	3.3
Annual bonus(1)	0.7	1.8	0.5	1.3	0.7	1.9
Other short-term benefits(2)	0.04	0.2	0.02	0.2	0.02	0.2
Short-term benefits	1.7	5.3	1.4	4.8	1.6	5.4
Retirement and post-employment benefits(3)	0.4	1.0	0.4	1.1	0.3	1.4
Other long-term benefits(4)	0.5	1.6	0.3	0.8	0.3	0.8
Total compensation paid	2.6	7.9	2.1	6.7	2.2	7.6

(in millions of EUR)	2007	2006	2005
Short-term benefits(1)	7.3	7.0	6.4
Retirement and post-employment benefits(3)	1.1	1.2	1.1
Other long-term benefits(4)	4.1	2.8	1.8
Share-based compensation	3.1	3.4	3.3
Employer social security contributions	1.6	1.2	1.0
Total compensation expense recognized in the income statement	17.2	15.6	13.6
(1)	Amounts in the first table represent the Annual Bonus paid during the respective years, related to the performance achieved in the previous year. Short-term benefits amounts indicated in the second table include the Annual Bonus payable during the subsequent year for performance achieved during the respective years.
(2)	Other short-term benefits include the use of transportation means, employee and dependent life insurance, welfare benefits and financial planning for U.S. members of Executive Management.
(3)	The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts in the first table represent the employer contributions to the plans. Amounts in the second table represent the employer contributions to the plans for defined contribution plans and the employer service cost for defined benefit plans.

(4)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined financial targets, with a transition period ending in 2006. Amounts in the first table represent amounts effectively paid during the respective years. Amounts in the second table represent the amount recognized as expense by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

39. Commitments

Purchase obligations amounted to EUR 156.6 million as of December 31, 2007, of which EUR 70.7 million relate to the acquisition of property, plant and equipment and intangible assets. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Commitments related to lease obligations are disclosed in Note 19.

40. Contingencies

Delhaize Group is from time to time party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. Delhaize Group has estimated its exposure to the claims and litigation arising in the normal course of business and believes it has made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors” under Item 3 “Key Information”.

We continue to experience tax audits in jurisdictions where we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2007, 2006 and 2005 in the United States, during financial years 2006 and 2005 in Greece, and during financial years 2007 and 2006 in Belgium. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

On April 24, 2007, representatives of the Conseil de la Concurrence/Raad voor de mededinging (Belgian competition authority), visited our offices in Zellik, Belgium, and requested that we provide to them specified documents. This request was a part of what appears to be a local investigation affecting several companies in Belgium in the retail sector. We understand that the investigation relates to prices of perfume, beauty products and other household goods. We have cooperated with the Belgian competition authority in connection with their requests for documentation and information and, as of the date of this filing, no statement of objections has been lodged against our company in relation to this matter. The maximum fine for violations of the related competition laws in Belgium is capped at ten percent of our company’s annual sales in Belgium. If the Belgian competition authority formally charges us with a violation of Belgian competition laws, our reputation may be harmed, and if a violation of such laws is proven we could be fined and incur other expenses, and there may be a material adverse effect on our financial condition and results of operations

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, and during which we believe that customer credit and debit card data were stolen. Also affected are certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses, was accessed or obtained. Various litigation has been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the litigation and claims vigorously, we cannot predict the outcome of such litigation and claims. We cannot predict what actions governmental entities will take, if any, and what the consequences will be for us. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation.

41. Subsequent Events

In February 2008, we discovered an unauthorized intrusion into portions of their computer system of Hannaford and Sweetbay. We refer to Note 40 “Contingencies” for more information.

On April 1, 2008, we completed the earlier announced acquisition of the Greek retailer Plus Hellas through our subsidiary Alfa-Beta Vassilopoulos. On January 4, 2008, we signed an agreement to acquire Plus Hellas through Alfa-Beta. The Plus Hellas network consists of 34 new stores (average selling area of 795 m2) and a modern distribution center (36,000 m2), including real estate ownership of 11 stores and the distribution center. Alfa-Beta acquired Plus Hellas for €69.5 million, subject to contractual adjustments. The results of Plus Hellas will be consolidated in our results from April 1, 2008. We will convert the Plus Hellas stores to Alfa-Beta banners.

Delhaize Group has entered into an agreement on March 31, 2008 to acquire La Fourmi, which operates 14 supermarkets (of which four are owned) in Bucharest, which will be integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% ownership of La Fourmi is EUR 18.6 million, subject to contractual adjustments. The acquisition of La Fourmi is subject to customary conditions, including the approval by the Romanian antitrust authorities. This transaction is expected to close in the second half of 2008.

We provided a Belgian credit institution with a discretionary mandate (the “2008 Mandate”) to purchase up to 500,000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the 2008 Mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the 2008 Mandate.

At our Ordinary and Extraordinary General Meeting of shareholders on May 22, 2008, our shareholders approved the distribution of a €1.44 gross dividend per share for fiscal year 2007. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.08 per share. The 2007 dividend became payable to owners of our ordinary shares beginning on May 30, 2008 against coupon number 46. The payment of the dividend to our ADR holders was made through The Bank of New York beginning on June 11, 2008.

Beginning in 2008, certain costs previously included in Corporate (Unallocated) costs will be allocated to the segment “Belgium”. Please refer to the segment information in Note 6 for more information.

42. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2007	2006	2005
Alfa-Beta Vassilopoulos S.A.	81, Spata Avenue, Gerakas, Athens, Greece	61.3	61.3	60.6
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Bevermart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
CF Bugboort BVBA(2)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	100.0
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Siam, Ltd.	Thailand	—	—	100.0

		Ownership Interest in %
		2007	2006	2005
Delhaize The Lion America, Inc.	East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	—	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	100.0	100.0
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	—	—	100.0
Delshop SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
Delvita A.S. (1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	100.0	100.0
Delvita SK, s.r.o.(3)(4)	Slovakia	100.0	100.0	100.0
Distri Group 21 NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Ecad NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
ENA S.A.	81, Spata Avenue, Gerakas, Athens, Greece	61.3	61.3	60.6
Esmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Essex Realty Corp., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	—	100.0	100.0
Flashmarkt NV(2)	Lindenlaan 3, 2340 Beerse, Belgium	100.0	100.0	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(4)(5)	Thailand	100.0	100.0	100.0
Food Lion (Thailand), Inc.(5)	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Haagmart NV(2)	Markt 10, 3150 Haacht, Belgium	100.0	100.0	100.0
Hannbro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV(2)	Molsebaan 34, 2480 Dessel, Belgium	100.0	100.0	100.0
Heulcad NV(2)	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	100.0	100.0
Huro NV(2)	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV(2)	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Koermart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Kommar NV(2)	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	100.0	100.0
Ledemart NV(2)	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	100.0	100.0
Leoburg NV(2)	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Lion Garden Food Company, Ltd. (5)	Thailand	—	—	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV(2)	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	100.0	100.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	39-49 Nicolae Titulesco Avenue, block 12, entrance A + B, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(2)	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	100.0	100.0
Molmart NV(2)	‘T Laar 2, 2400 Mol, Belgium	100.0	100.0	100.0
NP Lion Leasing & Consulting, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	—	—	100.0

		Ownership Interest in %
		2007	2006	2005
Octomarket NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Shop ‘N Save—Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Supermarkten Voeten-Hendrickx NV(2)	Markt 18, 2470 Retie, Belgium	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland	100.0	100.0	100.0
Vangeelder NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Warenhuizen Troukens-Peeters NV(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Wilmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2007	2006	2005
P.T. Lion Super Indo, LLC (6)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

C. Associated Companies

Accounted for under the equity method:

Super Discount Markets, Inc. (7)	U.S.A.	—	—	60.0

(1)	In November 2006, Delhaize Group discontinued its operations in the Czech Republic.
(2)	Companies acquired as part of the acquisition of Cash Fresh in May 2005.
(3)	In February 2005, Delhaize Group discontinued its operations in Slovakia.
(4)	In liquidation.
(5)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(6)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party, the Indonesian Salim Group.

Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

(in millions of EUR)	December 31,
	2007	2006	2005
Non-current assets	6.7	5.3	4.4
Current assets	12.8	11.5	10.2
Non-current liabilities	0.5	0.5	0.5
Current liabilities	9.5	7.4	7.0

Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:

(in millions of EUR)	2007	2006	2005
Net cash provided by operating activities	4.9	1.9	2.4
Net cash used in investing activities	(3.4)	(2.0)	(0.4)
Net cash used in financing activities	—	—	(0.4)

Revenue of Super Indo included in the Group’s result was EUR 71.9 million, EUR 66.1 million and EUR 55.7 million for 2007, 2006 and 2005, respectively. Net income of Super Indo included in the Group’s results was EUR 2.0 million, EUR 2.1 million and EUR 1.6 million in 2007, 2006 and 2005, respectively.

(7)	On November 12, 2001, Super Discount Markets (SDM) filed for protection under Chapter 11 of the United States bankruptcy code and was liquidated in 2006.

43. Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) has entered into a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly–owned subsidiary of the Parent Company, and substantially all of Delhaize America’s subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of the parties to the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non–Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2007, 2006 and 2005 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter–company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,129.8	13,259.3	1,631.8	(63.7)	18,957.2
Cost of sales	(3,349.1)	(9,622.8)	(1,253.7)	63.7	(14,161.9)
Gross profit	780.7	3,636.5	378.1	—	4,795.3
Other operating income	35.1	94.6	102.8	(124.6)	107.9
Selling, general and administrative expenses	(720.4)	(2,963.0)	(370.7)	124.6	(3,929.5)
Other operating expenses	(2.7)	(23.3)	(10.5)	—	(36.5)
Operating profit	92.7	744.8	99.7	—	937.2
Finance costs	(134.2)	(310.3)	(93.9)	191.2	(347.2)
Income from investments	24.9	3.9	319.7	(334.0)	14.5
Equity in earnings of subsidiaries	428.9	—	—	(428.9)	—
Profit before taxes and discontinued operations	412.3	438.4	325.5	(571.7)	604.5
Income tax expense	6.5	(168.5)	(41.7)	—	(203.7)
Net profit from continuing operations	418.8	269.9	283.8	(571.7)	400.8
Result from discontinued operations (net of tax)	(8.7)	(1.1)	33.5	—	23.7
Net profit	410.1	268.8	317.3	(571.7)	424.5
Net profit attributable to minority interest	—	—	14.4	—	14.4
Net profit attributable to equity holders of the Group (Group share in net profit)	410.1	268.8	302.9	(571.7)	410.1

CONSOLIDATED INCOME STATEMENT FOR 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Revenues	3,986.8	13,772.8	1,506.9	(41.3)	19,225.2
Cost of sales	(3,225.3)	(10,023.5)	(1,164.7)	41.3	(14,372.2)
Gross profit	761.5	3,749.3	342.2	—	4,853.0
Other operating income	31.2	86.3	81.6	(116.3)	82.8
Selling, general and administrative expenses	(676.8)	(3,058.6)	(351.2)	116.3	(3,970.3)
Other operating expenses	(2.0)	(14.9)	(2.3)	—	(19.2)
Operating profit	113.9	762.1	70.3	—	946.3
Finance costs	(80.4)	(253.0)	(79.0)	116.8	(295.6)
Income from investments	0.5	9.1	80.0	(69.7)	19.9
Equity in earnings of subsidiaries	337.4	—	—	(337.4)	—
Profit before taxes and discontinued operations	371.4	518.2	71.3	(290.3)	670.6
Income tax expense	(19.0)	(198.8)	(27.2)	—	(245.0)
Net profit from continuing operations	352.4	319.4	44.1	(290.3)	425.6
Result from discontinued operations (net of tax)	(0.5)	(1.6)	(63.2)	—	(65.3)
Net profit	351.9	317.8	(19.1)	(290.3)	360.3
Net profit attributable to minority interest	—	—	8.4	—	8.4
Net profit attributable to equity holders of the Group (Group share in net profit)	351.9	317.8	(27.5)	(290.3)	351.9

CONSOLIDATED INCOME STATEMENT FOR 2005

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Revenues	3,803.9	13,314.3	1,259.9	(32.8)	18,345.3
Cost of sales	(3,062.1)	(9,699.0)	(981.8)	32.8	(13,710.1)
Gross profit	741.8	3,615.3	278.1	—	4,635.2
Other operating income	26.8	34.5	83.5	(74.1)	70.7
Selling, general and administrative expenses	(645.0)	(2,890.3)	(305.6)	74.1	(3,766.8)
Other operating expenses	(0.4)	(35.2)	(3.6)	—	(39.2)
Operating profit	123.2	724.3	52.4	—	899.9
Finance costs	(71.9)	(279.8)	(71.1)	100.2	(322.6)
Income from investments	(0.2)	14.3	106.6	(94.6)	26.1
Equity in earnings of subsidiaries	335.4	—	—	(335.4)	—
Profit before taxes and discontinued operations	386.5	458.8	87.9	(329.8)	603.4
Income tax expense	(21.3)	(179.3)	(23.2)	—	(223.8)
Net profit from continuing operations	365.2	279.5	64.7	(329.8)	379.6
Result from discontinued operations (net of tax)	—	(2.6)	(6.9)	—	(9.5)
Net profit	365.2	276.9	57.8	(329.8)	370.1
Net profit attributable to minority interest	—	—	4.9	—	4.9
Net profit attributable to equity holders of the Group (Group share in net profit)	365.2	276.9	52.9	(329.8)	365.2

CONDENSED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15.4	2,189.9	240.4	—	2,445.7
Intangible assets	41.5	508.4	2.2	—	552.1
Property, plant and equipment	557.7	2,406.6	418.8	—	3,383.1
Investment property	—	32.9	7.1	—	40.0
Investment in subsidiaries	5,318.9	4,627.1	207.9	(10,153.9)	—
Investment in securities	—	13.9	102.2	—	116.1
Other financial assets	0.2	4.6	2,085.5	(2,065.2)	25.1
Deferred tax assets	—	—	6.2	—	6.2
Derivative instruments	—	52.6	43.4	(43.2)	52.8
Other non–current assets	—	2.3	17.6	(16.1)	3.8

Total non–current assets	5,933.7	9,838.3	3,131.3	(12,278.4)	6,624.9

Inventories	219.6	939.1	103.3	—	1,262.0
Receivables	543.8	109.8	130.6	(219.6)	564.6
Income tax receivable	15.9	—	3.0	—	18.9
Investment in securities	—	8.5	27.7	—	36.2
Other financial assets	0.2	0.1	383.2	(376.7)	6.8
Prepaid expenses	6.4	20.2	2.7	(0.4)	28.9
Other current assets	6.5	22.8	66.8	(65.4)	30.7
Cash and cash equivalents	47.5	117.8	83.6	—	248.9

Total current assets	839.9	1,218.3	800.9	(662.1)	2,197.0

Total assets	6,773.6	11,056.6	3,932.2	(12,940.5)	8,821.9
Shareholders’ equity	3,627.3	7,610.9	2,542.9	(10,153.8)	3,627.3
Minority interests	—	—	48.7	—	48.7

Total equity	3,627.3	7,610.9	2,591.6	(10,153.8)	3,676.0

Long–term debt	1,935.9	1,562.3	507.3	(2,093.8)	1,911.7
Obligations under finance lease	74.1	539.2	—	(17.4)	595.9

Deferred tax liabilities	27.1	125.1	19.3	—	171.5
Derivative instruments	37.4	—	5.9	(43.3)	—
Provisions	29.2	64.7	113.3	—	207.2
Other non–current liabilities	1.2	37.5	0.7	(0.5)	38.9

Total non–current liabilities	2,104.9	2,328.8	646.5	(2,155.0)	2,925.2

Short–term borrowings	152.3	38.0	162.5	(311.3)	41.5
Long–term debt – current	47.8	8.6	103.4	(50.9)	108.9
Obligations under finance lease – current	1.9	37.2	—	(0.1)	39.0
Derivative instruments	0.1	—	1.0	—	1.1
Provisions - current	—	12.2	29.6	—	41.8
Income taxes payable	4.9	37.3	16.5	—	58.7
Accounts payable	631.4	579.4	304.6	(79.6)	1,435.8
Accrued expenses	183.8	193.2	61.7	(63.0)	375.7
Other current liabilities	19.2	211.0	14.8	(126.8)	118.2

Total current liabilities	1,041.4	1,116.9	694.1	(631.7)	2,220.7

Total liabilities	3,146.3	3,445.7	1,340.6	(2,786.7)	5,145.9

Total liabilities and equity	6,773.6	11,056.6	3,932.2	(12,940.5)	8,821.9

CONDENSED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15.4	2,441.6	240.6	—	2,697.6
Intangible assets	22.0	581.3	1.3	—	604.6
Property, plant and equipment	531.5	2,462.3	406.2	—	3,400.0
Investment property	—	19.9	5.7	—	25.6
Investment in subsidiaries	4,525.7	4,988.9	285.0	(9,799.6)	—
Investment in securities	—	25.5	95.5	—	121.0
Other financial assets	0.3	4.5	1,376.5	(1,369.4)	11.9
Deferred tax assets	—	—	7.9	—	7.9
Derivative instruments	—	—	13.7	(13.5)	0.2
Other non–current assets	—	2.3	19.7	(18.0)	4.0

Total non–current assets	5,094.9	10,526.3	2,452.1	(11,200.5)	6,872.8

Inventories	229.2	1,008.3	100.4	—	1,337.9
Receivables	390.7	126.5	104.1	(94.2)	527.1
Income tax receivable	0.3	—	2.2	—	2.5
Investment in securities	—	9.6	22.8	—	32.4
Other financial assets	46.6	0.3	270.4	(317.0)	0.3
Derivative instruments	—	—	1.7	—	1.7
Prepaid expenses	6.4	31.6	3.1	(2.1)	39.0
Other current assets	0.7	13.8	43.9	(32.6)	25.8
Cash and cash equivalents	74.3	132.8	97.7	—	304.8
Assets classified as held for sale	—	—	151.1	—	151.1

Total current assets	748.2	1,322.9	797.4	(445.9)	2,422.6

Total assets	5,843.1	11,849.2	3,249.5	(11,646.4)	9,295.4

Shareholders’ equity	3,525.2	8,204.3	1,595.4	(9,799.7)	3,525.2
Minority interests	—	—	36.2	—	36.2

Total equity	3,525.2	8,204.3	1,631.6	(9,799.7)	3,561.4

Long–term debt	1,165.7	1,590.1	781.9	(1,367.9)	2,169.8
Obligations under finance lease	73.4	546.0	—	(17.4)	602.0
Deferred tax liabilities	32.1	136.9	17.0	—	186.0
Derivative instruments	—	1.7	14.5	(13.4)	2.8
Provisions	42.0	102.9	118.0	—	262.9
Other non–current liabilities	1.1	33.1	0.9	(0.6)	34.5

Total non–current liabilities	1,314.3	2,410.7	932.3	(1,399.3)	3,258.0

Short–term borrowings	—	101.8	189.0	(189.0)	101.8
Long–term debt – current	149.3	129.6	33.6	(130.9)	181.6
Obligations under finance lease-current	1.6	34.4	0.1	(1.6)	34.5
Derivative instruments	—	—	2.1	—	2.1
Provisions - current	—	14.2	27.5	—	41.7
Income taxes payable	1.9	58.2	15.0	—	75.1
Accounts payable	686.8	620.8	291.8	(95.0)	1,504.4
Accrued expenses	150.3	202.9	61.7	(30.9)	384.0
Other current liabilities	13.7	72.3	13.6	—	99.6
Liabilities associated with assets held for sale	—	—	51.2	—	51.2

Total current liabilities	1,003.6	1,234.2	685.6	(447.4)	2,476.0

Total liabilities	2,317.9	3,644.9	1,617.9	(1,846.7)	5,734.0

Total liabilities and equity	5,843.1	11,849.2	3,249.5	(11,646.4)	9,295.4

CONDENSED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2005

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15.4	2,723.1	258.9	—	2,997.4
Intangible assets	11.8	661.9	1.5	—	675.2
Property, plant and equipment	511.1	2,565.0	511.6	—	3,587.7
Investment property	—	22.3	5.7	—	28.0
Investment in subsidiaries	4,578.3	5,331.4	322.8	(10,232.5)	—
Investment in securities	0.1	41.0	83.9	—	125.0
Other financial assets	0.2	21.2	1,379.2	(1,388.3)	12.3
Deferred tax assets	—	—	5.5	—	5.5
Derivative instruments	—	—	1.2	—	1.2
Other non–current assets	—	6.6	21.3	(19.6)	8.3

Total non–current assets	5,116.9	11,372.5	2,591.6	(11,640.4)	7,440.6

Inventories	229.4	1,064.3	124.3	—	1,418.0
Receivables	353.5	177.9	71.3	(120.1)	482.6
Income tax receivable	5.7	—	6.0	—	11.7
Investment in securities	—	10.9	18.2	—	29.1
Other financial assets	48.5	0.3	252.6	(301.1)	0.3
Prepaid expenses	9.3	27.1	8.6	(2.9)	42.1
Other current assets	0.5	8.1	50.0	(34.0)	24.6
Cash and cash equivalents	57.9	572.9	174.1	—	804.9

Total current assets	704.8	1,861.5	705.1	(458.1)	2,813.3

Total assets	5,821.7	13,234.0	3,296.7	(12,098.5)	10,253.9

Shareholders’ equity	3,565.9	8,709.8	1,522.6	(10,232.4)	3,565.9
Minority interests	—	—	30.2	—	30.2

Total equity	3,565.9	8,709.8	1,552.8	(10,232.4)	3,596.1

Long–term debt	1,244.3	1,918.8	774.8	(1,391.5)	2,546.4
Obligations under finance lease	69.1	602.8	0.6	(19.0)	653.5
Deferred tax liabilities	30.9	196.3	15.3	—	242.5
Derivative instruments	—	1.4	7.7	—	9.1
Provisions	48.3	142.5	128.9	—	319.7
Other non–current liabilities	1.2	34.2	1.2	(0.7)	35.9

Total non–current liabilities	1,393.8	2,896.0	928.5	(1,411.2)	3,807.1

Short–term borrowings	—	0.1	239.0	(239.0)	0.1
Long–term debt – current	69.9	492.7	155.3	(59.6)	658.3
Obligations under finance lease-current	1.5	35.0	0.8	(1.5)	35.8
Provisions - current	—	21.0	31.5	—	52.5
Income taxes payable	—	61.5	18.0	—	79.5
Accounts payable	626.2	709.3	280.4	(117.6)	1,498.3
Accrued expenses	148.6	229.8	74.7	(37.2)	415.9
Other current liabilities	15.8	78.8	15.7	—	110.3

Total current liabilities	862.0	1,628.2	815.4	(454.9)	2,850.7

Total liabilities	2,255.8	4,524.2	1,743.9	(1,866.1)	6,657.8

Total liabilities and equity	5,821.7	13,234.0	3,296.7	(12,098.5)	10,253.9

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	410.1	268.8	317.3	(571.7)	424.5
Adjustment for equity in earnings of subsidiaries	(428.9)	—	—	428.9	—
Adjustments for non-cash items:
Depreciation and amortization – continuing operations	74.6	367.4	33.7	—	475.7
Depreciation and amortization – discontinued operations	—	0.2	—	—	0.2
Impairment – continuing operations	—	13.1	2.0	—	15.1
Impairment – discontinued operations	—	—	(1.4)	—	(1.4)
Provisions for losses on accounts receivable and inventory obsolescence	0.6	10.5	0.3	—	11.4
Share–based compensation	2.9	19.0	0.2	—	22.1
Income taxes	(6.5)	167.8	41.7	—	203.0
Finance costs	130.9	311.3	58.6	(150.9)	349.9
Income from investments	(21.7)	(3.9)	(276.0)	264.2	(37.4)
Other non–cash items	(6.7)	(5.4)	5.5	—	(6.6)
Changes in operating assets and liabilities
Inventories	(11.2)	(39.9)	2.0	—	(49.1)
Receivables	(153.8)	(5.0)	(30.1)	128.3	(60.6)
Prepaid expenses and other assets	(0.1)	(2.7)	(2.9)	(0.7)	(6.4)
Accounts payable	(11.5)	25.2	17.9	(40.7)	(9.1)
Accrued expenses and other liabilities	16.9	30.7	40.4	(12.7)	75.3
Provisions	(6.1)	(17.8)	11.1	—	(12.8)
Interest paid	(101.9)	(216.5)	(77.7)	142.1	(254.0)
Interest and dividends received	17.9	2.9	150.6	(155.9)	15.5
Income taxes paid	(11.9)	(173.3)	(37.8)	—	(223.0)

Net cash provided by operating activities	(106.4)	752.4	255.4	30.9	932.3
Investing activities
Capital contributions in subsidiaries	(924.2)	(208.6)	(0.8)	1,133.6	—
Business disposals, net of cash and cash equivalents disposed	103.6	—	15.2	—	118.8
Purchase of tangible and intangible assets (capital expenditures)	(124.1)	(546.9)	(58.3)	—	(729.3)
Sale of tangible and intangible assets	1.4	16.9	6.1	—	24.4
Dividends from investments under the equity method	154.7	—	—	(154.7)	—
Investment in debt securities	—	—	(76.5)	—	(76.5)
Sale and maturity of debt securities	—	0.3	52.0	—	52.3
Purchase of other financial assets	—	(1.3)	(1,088.7)	1,070.0	(20.0)
Sale and maturity of other financial assets	(28.6)	0.8	219.2	(190.1)	1.3
Settlement of derivative instruments	—	—	(0.8)	—	(0.8)

Net cash used in investing activities	(817.2)	(738.8)	(932.6)	1,858.8	(629.8)

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated

Financing activities
Proceeds from the exercise of share warrants and stock options	120.1	(54.9)	—	—	65.2
Capital contributions received	—	212.8	920.8	(1,133.6)	—
Treasury shares purchased	(25.8)	(9.8)	—	—	(35.6)
Dividends paid	(130.7)	—	—	—	(130.7)
Dividends paid by subsidiaries to minority interests	(0.7)	—	(56.2)	54.5	(2.4)
Escrow maturities	—	10.4	—	—	10.4
Borrowing under long–term loans (net of financing costs)	971.8	899.9	1.4	(962.3)	910.8
Repayment of long–term loans	(190.4)	(994.6)	(125.4)	258.1	(1,052.3)
Repayment of lease obligations	(1.5)	(39.7)	(0.3)	1.5	(40.0)
Borrowings under short–term loans (> three months)	152.3	474.3	47.3	(195.0)	478.9
Repayment under short–term loans (> three months)	—	(525.4)	(94.6)	94.6	(525.4)
Addition to (repayment of) short–term loans (< three months)	—	(5.8)	—	—	(5.8)
Settlement of derivative instruments	1.7	(6.9)	(1.6)	—	(6.8)
Net cash provided by (used in) financing activities	896.8	(39.7)	691.4	(1,882.2)	(333.7)

Effect of foreign exchange translation differences	—	11.1	(37.8)	(7.5)	(34.2)

Net increase in cash and cash equivalents	(26.8)	(15.0)	(23.6)	—	(65.4)
Cash and cash equivalents at beginning of period	74.3	132.8	107.2	—	314.3
Cash and cash equivalents at end of period	47.5	117.8	83.6	—	248.9

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	351.9	317.8	(19.1)	(290.3)	360.3
Adjustment for equity in earnings of subsidiaries	(337.4)	—	—	337.4	—
Adjustments for non-cash items:
Depreciation and amortization – continuing operations	70.5	393.5	32.0	—	496.0
Depreciation and amortization – discontinued operations	—	—	7.2	—	7.2
Impairment – continuing operations	0.1	1.4	1.3	—	2.8
Impairment – discontinued operations	0.4	—	64.4	—	64.8
Provisions for losses on accounts receivable and inventory Obsolescence	—	11.7	0.1	—	11.8
Share–based compensation	3.3	20.0	0.2	—	23.5
Income taxes	19.0	197.9	25.3	—	242.2
Finance costs	86.1	253.9	78.0	(118.0)	300.0
Income from investments	(6.2)	(9.2)	(53.1)	48.5	(20.0)
Other non–cash items	(7.5)	3.4	6.5	—	2.4
Changes in operating assets and liabilities

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Inventories	0.2	(57.9)	2.2	—	(55.5)
Receivables	(42.0)	22.6	(27.1)	(24.6)	(71.1)
Prepaid expenses and other assets	2.9	(11.4)	(0.1)	0.1	(8.5)
Accounts payable	60.6	(12.3)	35.9	28.3	112.5
Accrued expenses and other liabilities	4.0	6.2	3.6	(1.3)	12.5
Provisions	(1.3)	(29.0)	(1.6)	—	(31.9)
Interest paid	(37.3)	(244.1)	(52.0)	41.3	(292.1)
Interest and dividends received	0.3	8.3	61.3	(51.3)	18.6
Income taxes paid	(7.7)	(231.1)	(26.4)	—	(265.2)

Net cash provided by operating activities	159.9	641.7	138.6	(29.9)	910.3

Investing activities
Capital contributions in subsidiaries	(98.3)	(225.4)	(25.3)	349.0	—
Business acquisitions – net of cash and cash equivalents	—	—	0.5	—	0.5
Purchase of tangible and intangible assets (capital expenditures)	(95.6)	(528.4)	(75.9)	—	(699.9)
Sale of tangible and intangible assets	1.1	11.4	3.4	—	15.9
Dividends from investments under the equity method	129.8	—	—	(129.8)	—
Investment in debt securities	—	(0.2)	(101.8)	—	(102.0)
Sale and maturity of debt Securities	—	2.6	72.7	—	75.3
Purchase of other financial assets	—	(2.2)	(381.8)	383.7	(0.3)
Sale and maturity of other financial assets	—	17.5	90.5	(106.3)	1.7
Settlement of derivative instruments	—	—	(13.1)	—	(13.1)

Net cash used in investing activities	(63.0)	(724.7)	(430.8)	496.6	(721.9)

Financing activities
Proceeds from the exercise of share warrants and stock options	100.8	(44.2)	—	—	56.6
Capital contributions received	—	225.5	123.5	(349.0)	—
Treasury shares purchased	(21.0)	(9.2)	—	—	(30.2)
Dividends paid	(113.2)	—	—	—	(113.2)
Dividends paid by subsidiaries to minority interests	(0.5)	(106.2)	(4.1)	109.2	(1.6)
Escrow maturities	—	10.8	—	—	10.8
Borrowing under long–term loans (net of financing costs)	0.1	—	88.1	(87.3)	0.9
Repayment of long–term loans	(45.4)	(464.0)	(201.7)	80.5	(630.6)
Repayment of lease obligations	(1.5)	(35.5)	(0.7)	1.5	(36.2)
Borrowings under short–term loans (> three months)	—	497.8	252.1	(252.1)	497.8
Repayment under short–term loans (> three months)	—	(402.2)	(15.6)	15.6	(402.2)
Addition to (repayment of) short–term loans (< three months)	—	11.1	(16.6)	16.6	11.1
Net cash provided by (used in) financing activities	(80.7)	(316.1)	225.0	(465.0)	(636.8)

Effect of foreign exchange translation differences	0.3	(41.1)	0.3	(1.7)	(42.2)

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Net increase in cash and cash equivalents	16.5	(440.2)	(66.9)	—	(490.6)
Cash and cash equivalents at beginning of period	57.9	572.9	174.1	—	804.9
Cash and cash equivalents at end of period	74.3	132.8	107.2	—	314.3

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2005

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	365.2	276.9	57.8	(329.8)	370.1
Adjustment for equity in earnings of subsidiaries	(335.4)	—	—	335.4	—
Adjustments for non-cash items:
Depreciation and amortization – continuing operations	62.9	384.1	27.6	—	474.6
Depreciation and amortization – discontinued operations	—	—	8.7	—	8.7
Impairment – continuing operations	0.9	5.9	—	—	6.8
Impairment – discontinued operations	—	—	5.0	—	5.0
Provisions for losses on accounts receivable and inventory Obsolescence	(0.1)	10.4	2.7	—	13.0
Share–based compensation	3.6	24.0	—	—	27.6
Income taxes	21.4	177.8	23.0	—	222.2
Finance costs	76.0	280.8	88.2	(116.6)	328.4
Income from investments	(4.7)	(13.5)	(103.9)	95.9	(26.2)
Other non–cash items	(1.2)	9.4	2.0	—	10.2
Changes in operating assets and liabilities
Inventories	4.4	(50.6)	5.4	—	(40.8)
Receivables	(2.3)	17.5	(20.3)	(21.1)	(26.2)
Prepaid expenses and other assets	(5.9)	(0.1)	2.2	1.4	(2.4)
Accounts payable	29.4	19.1	(3.3)	14.8	60.0
Accrued expenses and other liabilities	4.0	7.8	3.6	(2.1)	13.3
Provisions	(2.8)	(27.6)	4.5	—	(25.9)
Interest paid	(32.4)	(258.9)	(56.6)	45.7	(302.2)
Interest and dividends received	0.5	15.0	67.6	(58.3)	24.8
Income taxes paid	(29.6)	(184.5)	(24.6)	—	(238.7)

Net cash provided by operating activities	153.9	693.5	89.6	(34.7)	902.3

Investing activities
Capital contributions in subsidiaries	(157.9)	(119.5)	151.2	126.2	—
Business acquisitions, net of cash and cash equivalents disposed	—	—	(175.5)	—	(175.5)
Purchase of tangible and intangible assets (capital expenditures)	(117.3)	(459.0)	(59.8)	—	(636.1)
Sale of tangible and intangible assets	1.9	19.5	9.1	—	30.5
Dividends from investments under the equity method	63.5	—	—	(63.5)	—
Investment in debt securities	—	(0.6)	(52.1)	—	(52.7)
Sale and maturity of debt Securities	—	3.0	46.5	—	49.5

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Purchase of other financial assets	(48.5)	(6.2)	(288.9)	341.0	(2.6)
Sale and maturity of other financial assets	—	49.4	158.7	(171.4)	36.7
Settlement of derivative instruments	—	—	(6.4)	—	(6.4)

Net cash used in investing activities	(258.3)	(513.4)	(217.2)	232.3	(756.6)

Financing activities
Proceeds from the exercise of share warrants and stock options	54.2	(21.7)	—	—	32.5
Capital contributions received	—	118.7	7.5	(126.2)	—
Treasury shares purchased	(7.6)	(15.0)	—	—	(22.6)
Dividends paid	(105.3)	—	—	—	(105.3)
Dividends paid by subsidiaries to minority interests	—	(96.6)	(4.2)	100.8	—
Escrow maturities	—	11.9	—	—	11.9
Borrowing under long–term loans (net of financing costs)	302.6	2.5	62.8	(271.7)	96.2
Repayment of long–term loans	(61.6)	(11.2)	(10.9)	65.9	(17.8)
Repayment of lease obligations	(1.4)	(32.9)	(0.3)	1.3	(33.3)
Repayment under short–term loans (> three months)	—	—	(29.9)	—	(29.9)
Addition to (repayment of) short–term loans (< three months)	(67.2)	—	32.0	34.9	(0.3)
Net cash provided by (used in) financing activities	113.7	(44.3)	57.0	(195.0)	(68.6)

Effect of foreign exchange translation differences	2.6	65.0	2.4	(2.6)	67.4

Net increase in cash and cash equivalents	11.9	200.8	(68.2)	—	144.5
Cash and cash equivalents at beginning of period	46.1	372.5	241.8	—	660.4
Cash and cash equivalents at end of period	57.9	572.9	174.1	—	804.9

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ’n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.6	Trust Deed, dated April 30, 2004, between Delhaize Group S.A. and The Bank of New York (Filed as Exhibit 2.7 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2004 and incorporated by reference herein)

2.7	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ’N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., Llc, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

E-1

Exhibit No.	Description

2.8	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30,2007)

2.9	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Form of Deposit Agreement among Delhaize Group and The Bank of New York (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize Group ADRs (Filed as Exhibit 4.1 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

E-2

Exhibit No.	Description

4.6	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.7	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.8	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.3 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2007)

11.1	Delhaize Group Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2007 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on April 29, 2008 and incorporated by reference herein) and Erratum thereto (Filed as Exhibit 99.2 to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 29, 2008 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

E-3