Form 20-F
period 2008-12-31
DELHAIZE GROUP
filed 2009-06-26
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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

Stéfan Descheemaeker

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

Ordinary Shares, without nominal value	100,583,284 (as of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒

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

We are a food retailer headquartered in Belgium, which operates in seven countries and on three continents. We were founded in Belgium in 1867. As of December 31, 2008, we had a sales network (which includes company-operated, affiliated and franchised stores) of 2,673 stores and employed approximately 141,000 people. Our principal activity is the operation of food supermarkets in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. Such retail operations are primarily conducted through (i) our consolidated subsidiary, Delhaize America, Inc., which we refer to as Delhaize America, (ii) our businesses in Belgium, the Grand Duchy of Luxembourg and Germany, which we refer to collectively as Delhaize Belgium, and (iii) the business of Alfa-Beta Vassilopoulos S.A. in Greece. Our ordinary shares are listed under the symbol “DELB” on the regulated market Eurolist by Euronext Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com and www.delhaize.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize America, Inc., which is the holding company for our U.S. operations, ends on the Saturday nearest December 31. Consequently, the consolidated results of Delhaize Group for 2008, 2007 and 2006 include the results of operations of its U.S. subsidiaries for the 53 weeks ended January 3, 2009, 52 weeks ended December 29, 2007 and 52 weeks ended December 30, 2006, respectively. Delvita’s results of operations included in our year ended December 31, 2007 covered the period through May 31, 2007 and were classified as results from discontinued operations in all years presented. Our businesses in Belgium, the Grand Duchy of Luxembourg and Germany are collectively referred to as Delhaize Belgium, with the operations in Germany classified as discontinued operations as of December 31, 2008. Comparative information has been restated correspondingly. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, which consist of all companies over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

The euro is our reporting currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.3917, the reference rate of the European Central Bank on December 31, 2008. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2 to the consolidated financial statements included in this document.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

Square Marie Curie 40

1070 Brussels, Belgium

+32-2-412-2211

www.delhaizegroup.com

i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this annual report, other than statements of historical fact, which address activities, events or developments that we expect or anticipate will or may occur in the future, including, without limitation, statements regarding the expansion and growth of our business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 about us that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “estimate,” “strategy,” “may,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under “Risk Factors” of Item 3 “Key Information” within this annual report. Other important factors that could cause actual results to differ materially from our expectations are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this annual report, which have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this annual report.

The euro is our reporting currency. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.3917, the reference rate of the European Central Bank on December 31, 2008. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2008	2008	2007(2)	2006(2)	2005	2004
	USD	EUR	EUR	EUR	EUR	EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	26,476	19,024	18,943	19,215	18,345	17,597

Operating profit	1,258	904	937	947	900	862
Profit before taxes and discontinued operations	977	702	605	671	603	558
Net profit	667	479	425	361	370	302
Net profit attributable to equity holders of the Group	650	467	410	352	365	296
Cash dividends paid (1)	199	143	131	113	105	93
Basic earnings per share	6.54	4.70	4.20	3.71	3.89	3.19
Diluted earnings per share	6.39	4.59	4.04	3.55	3.71	3.09

	Year Ended December 31,
	2008 USD	2008 EUR	2007 EUR	2006 EUR	2005 EUR	2004 EUR
	(in millions)
BALANCE SHEET DATA
Current assets	3,344	2,403	2,197	2,422	2,813	2,424
Total assets	13,499	9,700	8,822	9,295	10,254	8,702
Short-term borrowings	212	152	41	102	—	28
Long-term debt	2,458	1,766	1,912	2,170	2,546	2,773
Long-term obligations under finance lease	895	643	596	602	654	559
Share capital	70	50	50	48	47	47
Minority interests	72	52	49	36	30	32
Shareholders’ equity	5,766	4,143	3,627	3,525	3,566	2,842

	Year Ended December 31,
	2008 USD	2008 EUR	2007 EUR	2006 EUR	2005 EUR	2004 EUR
	(in millions, except store count and per share amounts)
OTHER DATA
Store count at period end	N/A	2,673	2,545	2,705	2,636	2,565
Weighted average number of shares outstanding at period end	N/A	99.4	97.7	94.9	93.9	92.7
Net cash provided by operating activities	1,290	927	932	910	902	989
Net cash (used in) investing activities	(1,072)	(770)	(630)	(722)	(757)	(642)
Net cash (used in) financing activities	(129)	(93)	(333)	(637)	(69)	(46)
Capital expenditures	994	714	729	700	636	494

(1)	We usually pay dividends once a year after our annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(2)	Adjusted for reclassification of German operations to discontinued operations.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per Delhaize Group ADR paid by the depositary to holders of Delhaize Group ADRs on the dividend payment date. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD) (1)
2008	1.48	2.09
2007	1.44	2.23
2006	1.32	1.79
2005	1.20	1.53
2004	1.12	1.37

(1) The dividends are translated into US dollars at the exchange rate on each of the respective dividend payment dates for ADR holders.

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

Citibank, as our depositary, holds the underlying ordinary shares represented by our ADSs. Each Delhaize Group ADS represents an ownership interest in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which has been deposited with the depositary. Because Citibank holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through Citibank. A deposit agreement among Citibank, Delhaize Group and all holders from time to time of the Delhaize Group ADSs sets forth the obligations of Citibank. Citibank will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows Citibank to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10 “Additional Information” in this annual report. Citibank will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

The euro is Delhaize Group’s reporting currency. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.3917 as of December 31, 2008 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on June 16, 2009 was $1.3878 per euro.

The table below shows the average noon buying rate of the euro from 2004 to 2008.

Year ended December 31,	Average Rate (1)
2008	1.4695
2007	1.3797
2006	1.2661
2005	1.2400
2004	1.2478

(1)	The average of the noon buying rates for euros on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
June 2009 (through June 16)	1.4270	1.3784
May 2009	1.4126	1.3267
April 2009	1.3458	1.2903
March 2009	1.3730	1.2549
February 2009	1.3064	1.2547
January 2009	1.3946	1.2804
December 2008	1.4358	1.2634

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

The food retail industry is competitive and generally characterized by narrow profit margins. Our competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers, discount retailers and restaurants. Food retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. We believe that we could face increased competition in the future from all of these competitors. To the extent we reduce prices to maintain or grow our market share in the face of competition, net income and cash generated from operations could be adversely affected. Some of our competitors have financial, distribution, purchasing and marketing resources that are greater than ours. Our profitability could be impacted as a result of the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

We have substantial financial debt outstanding that could negatively impact our business.

We have substantial debt outstanding. At December 31, 2008, we had total consolidated debt outstanding of approximately €2.9 billion and approximately €540 million of unused commitments under our revolving credit facilities. Our level of debt could:

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

General economic conditions may adversely affect our financial performance. Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors can increase our cost of sales and operating, selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers.

Our operations are subject to economic conditions that impact consumer spending.

Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending. Consumers may reduce spending or change purchasing habits due to certain economic conditions such as decreasing employment levels, slowing business activity, increasing interest rates, increasing energy and fuel costs, increasing healthcare costs and increasing tax rates. A general reduction in the level of consumer spending or our inability to respond to shifting consumer attitudes regarding products, store location and other factors could adversely affect our growth and profitability.

Continued turbulence in the global credit markets and economy may adversely affect our financial condition and liquidity.

Current economic conditions have been, and continue to be, volatile. Disruptions in the capital and credit markets, as have been experienced beginning in 2008, could adversely affect our ability to draw on our bank credit facilities or enter into new bank credit facilities. Our access to funds under our bank credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from Delhaize Group and other borrowers within a short period of time. Also, disruptions in the capital and credit markets may impact our ability to renew those bank credit facilities or enter into new bank credit facilities as needed. In addition, our suppliers and third-party service providers could experience credit or other financial difficulties that could result in their inability or delays in their ability to supply us with necessary goods and services.

The significance of the contributions of our U.S. operations to our revenues and the geographic concentration of our U.S. operations on the east coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

During 2008, 68.8% of our revenues were generated through our U.S. operations. We depend in part on Delhaize America, the holding company grouping our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates to the extent we raise debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

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

A competitive labor market as well as changes in labor conditions may increase our costs.

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, increased healthcare costs, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. In addition, proposed U.S. legislation called the Employee Free Choice Act could significantly change the nature of labor relations in the U.S. Specifically, it would impact how union elections and contract negotiations are conducted. The pending or similar legislation could make it easier for unions to organize based on card check authorization rather than by secret ballot election and could give third-party arbitrators the ability to impose terms of a collective bargaining agreement upon us and a labor union if we and the union did not agree to the terms of a collective bargaining agreement. If more of our workforce were to become unionized, it could affect our operating expenses. Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

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

We also face transaction risks from fluctuations in exchange rates between the various currencies in which we do business. Transactions that are most likely to result in exchange rate risks for us concern primarily dividends paid to us by our subsidiaries and cross-currency lending. For example, any dividends we receive from Delhaize America may be adversely affected by exchange rate fluctuations between the euro and the U.S. dollar. When appropriate, we will enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. subsidiaries and payment dates. Intra-group cross-currency lending will be generally hedged through the use of foreign exchange forward contracts or currency swaps. Any significant residual positions in currencies other than the functional currency of our operating companies will be generally hedged in order to reduce any remaining exchange rate fluctuation exposure.

As in 2007, if at the end of 2008, the U.S. dollar exchange rate had been $0.01 higher/lower and all other variables were held constant, our net profit would have increased/decreased by €2 million. This is mainly attributable to our exposure to exchange rates on our revenues in U.S. dollars. For additional information on exchange rate fluctuations, see “Item 3. Key Information – Selected Financial Data – Exchange Rates.”

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

There can be no assurance that we will be able to execute successfully our acquisition strategy, store renovations or market renewals, and failure to do so may have a material adverse effect on our business, financial condition and results of operations.

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

Significant disruptions in operations of our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of domestic and international suppliers. Our ability to find qualified suppliers who meet our standards and to access products in a timely and efficient manner is a significant challenge. Political and economic instability in the countries in which suppliers are located, the financial instability of suppliers, suppliers’ failure to meet our standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, competition for products from other retailers, the impact of adverse weather conditions, product quality issues, currency exchange rates, transport availability and cost, inflation, deflation, and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These factors and other factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.

Risks associated with our franchised and affiliated stores could adversely affect our financial performance.

A limited number of stores in our sales network are franchised or affiliated. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results.

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

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, and during which we believe that customer credit and debit card data were stolen. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early

March 2008. There is no evidence that any personal information, such as names or addresses, was obtained by any unauthorized person. Various lawsuits have been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the lawsuits and claims vigorously, we cannot predict the outcome of such lawsuits and claims. We cannot predict what actions governmental entities will take, if any, and what the consequences will be for us.

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

Self-insurance reserves of €122 million are included as liabilities on the balance sheet as of December 31, 2008. More information on self-insurance can be found in Note 23 to the consolidated financial statements included in this document.

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

We have defined benefit plans at Delhaize Belgium and Hannaford, supplemental executive retirement plans covering certain executives of Food Lion, Hannaford and Sweetbay, and a post-employment benefit at Alfa- Beta. In total, approximately 20% of our associates were covered by defined benefit plans at the end of 2008. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. At the end of 2008, the underfunding of our defined benefit plans amounted to €69 million, which was recognized as a liability in the balance sheet. For additional information on our pension plans, please see Note 24 to the consolidated financial statements included in this document.

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

Belgian insolvency laws may adversely affect a recovery by the holders of amounts payable under our debt securities.

We are incorporated, and have our registered office, in Belgium and, consequently, may be subject to insolvency laws and proceedings in Belgium.

There are two types of insolvency procedures under Belgian law:

•	the judicial reorganization procedure (réorganisation judiciaire/gerechtelijke reorganisatie) which was introduced by the Belgian Act on Continuity of January 31, 2009; and

•	the bankruptcy (faillite/faillissement) procedure.

Belgian Act on Continuity

Amicable settlement

Any company can enter into an amicable settlement with some or all of its creditors to address its difficult financial situation or to reorganize its enterprise. The amicable settlement does not affect the rights of third parties. The Belgian Act on Continuity provides a safe haven against the risk of the amicable settlement and the related transactions being set aside. In order to benefit from this safe haven, the company has to file a copy of the amicable settlement with the court registry.

Judicial reorganization

The aim of a judicial reorganization is to maintain, under court’s supervision, the continuity of all or part of a stressed enterprise or of its activities.

Moratorium

The judicial reorganization involves a moratorium granted to the debtor for a period of up to six months. During this moratorium period, no enforcement can take place against the debtor’s assets and no bankruptcy proceedings can be opened in respect of the debtor. Creditors will however be able to effect set-off, enforce security over financial collateral and enforce pledges on receivables.

Judicial reorganization by way of amicable settlement

During the moratorium period, the debtor can negotiate an amicable settlement with two or more of its creditors. This negotiation takes place under court’s supervision. Once agreed, the amicable settlement will be presented to the court and the moratorium will end. The amicable settlement as presented to the court benefits from the same safe haven as the amicable settlement reached outside of the judicial reorganization (as set out above).

Judicial reorganization by way of a collective agreement

The debtor can also prepare a reorganization plan involving a description of the restructuring it intends on implementing and a description of the creditors’ rights following that restructuring. Certain secured creditors can see their payments deferred and enforcement rights suspended in the reorganization plan for a period of up to 24 months on the condition that they are being paid interest. The reorganization plan must be approved by more than half of the creditors representing more than half of the principal amount of the claims involved. If the plan is approved, the court will sanction the reorganization plan and the moratorium will end. The debtor will be held to implement and comply with the reorganization plan and if it fails to do so, the creditors may require the court to revoke its approval of the reorganization plan.

Judicial reorganization by way of a transfer of enterprise under court supervision

The court can order the transfer of all or part of the activity of the debtor either with the debtor’s consent or without such consent at the request of any interested party in the event the debtor is bankrupt or if an attempted reorganization of the debtor has failed. The court will appoint a representative who will manage the sale and transfer. Once an offer has been selected, the court will hear the various stakeholders, including the creditors, and will approve, where appropriate subject to conditions, or reject the sale. The employment contracts will transfer with the enterprise but the purchaser can decide how many employees are transferred and can renegotiate the terms of the employment contracts. Following the completion of the sale of the enterprise, the creditors will be entitled to exercise their rights on the sale proceeds and the judicial reorganization will be closed. The remaining part of the enterprise can then be submitted to other insolvency, reorganization or winding-up proceedings.

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

We are a Belgian company and a majority of our directors and many of our officers are not residents of the United States. As a result, a litigant may be unable to serve legal process within the United States or enforce in the U.S. judgments against us and our non-resident directors and officers.

We are a Belgian company and a majority of our directors and many of our officers are not residents of the United States. Furthermore, a substantial portion of the assets of these non-resident persons are located outside the United States. As a result, a litigant may be unable to effect service of process within the United States upon these non-resident persons or to enforce in the United States any judgments obtained in U.S. courts against any of these non-resident persons or us based upon the civil liability provisions of the securities or other laws of the United States.

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

•

the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

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

Except under limited circumstances, only our Board of Directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the corporate capital of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. As a result, the ability of holders of our ADRs or ordinary shares to participate in and influence the governance of Delhaize Group is limited.

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

The deposit agreement expressly limits the obligations and liability of Delhaize Group and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that they:

•	are prevented or hindered in performing any obligation by circumstances beyond their control;

•	exercise or fail to exercise discretion under the deposit agreement;

•	perform their obligations without negligence or bad faith;

•	take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of our ADRs or any other qualified person; or

•	rely on any documents they believe in good faith to be genuine and properly executed.

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

As a non-U.S. issuer, we are not subject to the U.S. insider “short-swing” profit disclosure and reporting rules under Section 16 of the Securities Exchange Act. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about U.S. domestic issuers in the U.S. In addition, as a Belgian company subject to the rules and regulations of the Securities and Exchange Commission, or SEC, we may publicly file our earnings reports later than U.S. issuers. We are required to file with the SEC annual reports on Form 20-F and reports on Form 6-K. We historically have filed reports on Form 6-K containing financial information on a quarterly basis, but such reports may not contain the same information as would be found in quarterly periodic reports filed by U.S. domestic issuers.

Our ordinary shares are listed on Euronext Brussels under the symbol “DELB” and our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange, NYSE, under the symbol “DEG”. As a non-U.S. issuer listed on the NYSE, we are exempt from many of the corporate governance requirements of the NYSE that are applicable to U.S. domestic companies listed on the NYSE. Under the NYSE’s corporate governance listing standards and the requirements of Form 20-F, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. For more information, see Item 16G, “Corporate Governance” below.

ITEM 4.	INFORMATION ON THE COMPANY

INTRODUCTION

The commercial name of our company is Delhaize Group. The legal names of our company are “Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)”, in Dutch “Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Groep)” and in English “Delhaize Brothers and Co. “The Lion” (Delhaize Group)”, in abridged “Groupe Delhaize”, in Dutch “Delhaize Groep” and in English “Delhaize Group”, the company being allowed to use any of its full legal corporate names or any of its abridged legal corporate names. Delhaize Group is a limited liability company incorporated and domiciled in Belgium. Our principal executive offices are located at Square Marie Curie 40, 1070 Brussels, Belgium. Our telephone number at that location is +32 2 412 22 11. Our Internet address is www.delhaizegroup.com. The information on our website is not a part of this document.

We are a food retailer headquartered in Belgium with operations in seven countries on three continents – North America, Europe and Asia. As of December 31, 2008, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,673 stores, and we employed approximately 141,000 people. In 2008, we recorded revenues of €19 billion and Group share in net profit of €467 million.

Our primary store format consists of retail food supermarkets. Our sales network also includes other store formats such as proximity stores and specialty stores. In total, approximately 95% of our sales network is engaged in food retailing. In addition to food retailing, we engage in food wholesaling and non-food retailing of products such as pet products and prescription drugs.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 42 to the consolidated financial statements included in this document.

The following table sets forth, as of the dates indicated, our sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31,
	2008	2007	2006
United States (1)	1,594	1,570	1,549
Belgium (2)	771	734	840
Greece	201	159	148
Rest of the World (3)	103	78	68
Discontinued Operations (4)	4	4	100

Total	2,673	2,545	2,705

(1)	Includes stores at January 3, 2009, December 29, 2007, and December 30, 2006.
(2)	Includes stores in the Grand Duchy of Luxembourg.
(3)	Includes Romania and Indonesia.
(4)	Includes Germany (2008, 2007 and 2006) and the Czech Republic (2006).

Revenues (in millions of EUR)

	Year Ended December 31,
	2008	2007 (2)	2006 (2)
United States	13,081	13,259	13,773
Belgium	4,407	4,346	4,275
Greece	1,335	1,173	1,030
Rest of the World (1)	201	165	137

Total	19,024	18,943	19,215

(1)	Includes Romania and 51% of Lion Super Indo (Indonesia).
(2)	Adjusted for reclassification of German operations to discontinued operations

Our operations are located primarily in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. In 2008, operations in the United States accounted for 68.8% of revenues. Operations in Belgium, the Grand Duchy of Luxembourg and Germany accounted for 23.2% of revenues. Operations in Greece accounted for 7.0% of revenues. Romania and Indonesia accounted for 1.0% of revenues in 2008.

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

In 2001, Alfa-Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa-Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa-Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In 2008, Alfa-Beta launched a new store brand with the opening of two Lion Food Stores. These stores offer a reduced assortment at discount prices. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. This store will serve as a laboratory for new concepts in the Belgian market and elsewhere throughout the Group. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices.

On May 18, 2009, we announced the launch of a tender offer for all of the shares of our Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”) which are not yet held by any of the consolidated companies of Delhaize Group. The shares of Alfa-Beta are currently listed and admitted for trading on the “Big Capitalization Market” of the Athens Exchange (BASIK). As of June 4, 2009, Delhaize Group owned 8,385,528 of Alfa-Beta’s common registered shares, or approximately 65.86% of the total outstanding share capital. We are offering to acquire the currently remaining 4,347,192 common registered shares, representing approximately 34.14% of the total outstanding share capital and voting rights in Alfa-Beta for €30.5 per share. This represents a premium of €6.02 per share compared to the volume weighted closing stock market price (“VWAP”) of the last three months prior to the Tender Offer and a premium of €4.55 per share compared to VWAP of the last six months prior to the tender offer. The acceptance period of the tender offer, during which Alfa-Beta’s shareholders may tender their shares, began on June 12, 2009 and will end on July 9, 2009. In the event that our interest in Alfa-Beta reaches at least 90% of the voting rights, we will exercise our statutory right to acquire the remaining Alfa-Beta shares. Further, in case of reaching 95% of the voting rights in Alfa-Beta, we will initiate the process for delisting Alfa-Beta’s shares from the Athens Exchange.

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

•

Experienced management team. Our executive officers have an average of 20 years of experience in the food retailing industry. In addition, many of our company’s senior operating managers have spent much of their careers in their respective local markets.

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. We plan on continuing to invest in our store base during fiscal year 2009 by making approximately €600-620 million of capital expenditures (based on the average exchange rate in 2008 of 1 EUR = 1.4708 USD), including $580-600 million for our U.S. operations. These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

•

Distribution capacity and efficiency. We currently operate 34 distribution centers that total approximately 13.4 million square feet. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•

Loyalty card programs. Revenues generated via loyalty card programs amounted to approximately 89%, 71% and 79% at Delhaize Belgium, Alfa-Beta and Food Lion respectively, during 2008. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

•

Significant investment in management information systems. All of our operating companies use computer systems that allow us to monitor store operating performance, manage merchandise categories and procure and distribute merchandise on a centralized basis by banner. We regularly update our information technology systems so that we can continue to efficiently operate our stores and logistics network.

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

We have identified and implemented actions to drive our future sales, profitability and return on invested capital. The following five strategic principles serve as a guide for our initiatives:

•

Differentiated store concepts. We believe that only strong differentiation in leading store concepts can lead to long-term success and sustainable sales growth in food retail. That is why Food Lion, our largest company, has reinforced its fresh offering and private label assortment, invested in store remodelings and new concepts such as Bloom and Bottom Dollar and improved customer service. Hannaford, Delhaize Belgium and Alfa-Beta continue to develop an innovative variety of quality products and offer high customer service at competitive prices. In Florida, we concluded in 2007 a three-year program of converting Kash n’ Karry stores to Sweetbay Supermarket stores to support our repositioning in West-Central Florida. In Greece, Alfa-Beta launched a new discount store format known as Lion Food Stores in the fourth quarter of 2008. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market, which offers the possibility to shop easily and quickly at very competitive prices.

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

•

Acting as a responsible corporate citizen. We aim to act as a responsible citizen towards the environment and the community within our local markets of operation. Our company supports the communities in which we operate through a wide range of initiatives and charitable contributions. We believe that we operate at a high standard of corporate governance and ethical business practices. We issued a separate report on Corporate Responsibility in September 2008.

BUSINESS OVERVIEW

Delhaize Group’s primary segment reporting is geographical as its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and “Rest of the World”. The “Rest of the World” segment includes the Group’s operations in Romania and Indonesia. Delhaize Group has only one business segment, the operation of retail food supermarkets.

As of December 31, 2008, we operated the following banners:

United States	Belgium (a)	Greece	Rest of the World
• Food Lion	• Delhaize “Le Lion” Supermarket	• Alfa-Beta	Indonesia

• Hannaford	• Cash Fresh	• ENA	• Super Indo

• Sweetbay Supermarket	• AD Delhaize	• Shop & Go	Romania

• Bloom	• Delhaize City	• AB City	• Mega Image

• Bottom Dollar Food	• Proxy Delhaize	• AB Food Market

• Harveys	• Shop ‘n Go	• Lion Food Stores

• Reid’s	• Caddy-Home

• Tom & Co.

(a)	Including 40 stores in the Grand Duchy of Luxembourg and four stores in Germany.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Reid’s and Harveys.

For the fiscal year ended December 31, 2008, we had revenues of €13.1 billion ($19.2 billion) in the United States. We were the third largest supermarket operator on the east coast of the United States for fiscal year 2008 based on sales. At the end of 2008, we employed approximately 109,000 people in the United States.

In 1974, we acquired a 35% shareholding in Food Town Stores, as Food Lion was called at that time. In 1976, we acquired a majority shareholding in Food Lion. Today, Food Lion stores are located from Delaware through Florida. Hannaford and Kash n’ Karry (which operates Sweetbay Supermarket) became wholly-owned subsidiaries of Delhaize America in 2000 and 1996, respectively, and are located respectively throughout New England and Florida. Harveys is located primarily in Georgia and Florida and has been consolidated into Delhaize America’s results since October 26, 2003. Bloom and Bottom Dollar Food stores can be found in the mid-Atlantic section of the United States and began operations in 2004 and 2005, respectively. We announced our Sweetbay initiative in 2004 to convert all Kash n’ Karry stores, which are located in Florida, to the new brand Sweetbay Supermarket. By August 2007, all Kash n’ Karry stores had been remodeled and re-branded Sweetbay Supermarket stores.

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In 2008, we opened or acquired 37 stores in the United States, consisting of 24 Food Lion stores, three Bloom stores, one Bottom Dollar store, two Harvey’s stores, three Hannaford stores, and four Sweetbay stores. During 2008, we also closed 6 stores that were relocated and 7 other stores. As a result, as of December 31, 2008, we operated 1,594 supermarkets in 16 states in the eastern United States.

State	Food Lion (1)	Bloom	Bottom Dollar	Harveys	Hannaford	Sweetbay	TOTAL
Delaware	18						18
Florida	30			7		108	145
Georgia	43			61			104
Kentucky	11						11
Maine					51		51
Maryland	68	7	4				79
Massachusetts					25		25
New Hampshire					32		32
New York					45		45
North Carolina	492	6	5				503
Pennsylvania	7						7
South Carolina	138	8		1			147
Tennessee	65						65
Vermont					14		14
Virginia	268	43	19				330
West Virginia	18						18
TOTAL	1,158	64	28	69	167	108	1,594
Number of states	11	4	3	3	5	1	16

(1)	Includes 9 Reid’s stores

Banner	Average Store Size m2 /ft2	Store Prototype Size m2 /ft2

Food Lion,	3,250/35,000	2,320/25,000
Bloom, Bottom Dollar		3,250/35,000
and Reid’s		3,530/38,000

Harveys	1,950/21,000	1,950/21,000

Hannaford	4,450/47,800	3,250/35,000
4,370/47,000
5,200/56,000

Sweetbay Supermarket	4,200/45,100	3,545/38,100
4,630/49,800

In recent years, we have pursued a significant remodeling program in the United States to provide our customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2008, we remodeled or expanded 161 supermarkets in the U.S. This included 101 Food Lion renewals in the following markets: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia; and Savannah, Georgia. We had an additional 50 store renewals at Food Lion, eight at Hannaford and two at Sweetbay.

The market renewal process is based on our commitment to better match stores to local demographics and shopping behavior (Food Lion, Bloom and Bottom Dollar Food). Remodeled stores received new interiors, new merchandising fixtures, expanded perishable offerings and changed product selections.

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

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. In 2008, Hannaford, Food Lion and Sweetbay continued the rollout of the organic and natural food department, Nature’s Place, in their stores. In Florida, our Sweetbay Supermarket concept strongly focuses on fresh products and specialty foods.

Private label products. Each of our principal U.S. banners offers its own line of private label products. The Food Lion, Hannaford and Sweetbay private label programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private label brands, reducing the cost of goods sold for private label brands and strengthening the margins for these products. Revenues of private label products represented 18.7%, 22.7% and 20.6% of Food Lion’s, Hannaford’s and Sweetbay respective revenues in fiscal year 2008. As of December 31, 2008, Food Lion carried more than 3,700 private label SKUs, Hannaford more than 5,300 private label SKUs and Sweetbay offered more than 3,500 SKUs under its private label program. In 2008, we continued the roll out a common three-tier private label program in our U.S. operations started in 2007, including a premium brand Taste of Inspirations, a house brand and a value line Smart Option as well as category-specific private label lines for organic products, general merchandise and prepared meals.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 79% of revenues at Food Lion in 2008. During the fiscal year ended December 31, 2008, approximately 13.1 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions.

Pharmacies. As of December 31, 2008, there were 129 pharmacies in Hannaford stores, 80 pharmacies in Sweetbay stores, 22 pharmacies in Food Lion stores, 21 in Harveys stores and seven in Bloom stores.

Belgium, the Grand Duchy of Luxembourg and Germany

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales), providing our customers with quality products and services at competitive prices. In 2008, we had revenues of €4.4 billion in Belgium, the Grand Duchy of Luxembourg and Germany, an increase of 1.4% over 2007, supported by comparable store sales growth of 2.2% but negatively impacted by the divestiture of the Di at the end of the second quarter of 2007 and the conversion of Cash Fresh stores into affiliate stores. Excluding both elements, revenues of Delhaize Belgium grew by 2.9% in 2008, particularly as a result of more customer transactions. Our market share in Belgium declined by 54 basis points to 25.1% but the trend improved consistently through the second half of the year resulting in a stable share in the fourth quarter (source: A.C. Nielsen) compared to the same period in 2007. At the end of 2008, we employed approximately 17,200 people in Belgium, the Grand Duchy of Luxembourg and Germany.

Sales network. In Belgium, the Grand Duchy of Luxembourg and Germany, our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which we sell wholesale goods). As of December 31, 2008, our sales network consisted of 775 stores in Belgium, the Grand Duchy of Luxembourg and Germany, an increase of 37 stores since 2007.

The network included 363 supermarkets under the Delhaize “Le Lion,” Cash Fresh and AD Delhaize banners, 276 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 136 pet food and products stores operated under the Tom & Co. banner. At the end of 2008, we operated 40 stores in the Grand Duchy of Luxembourg, as well as four stores in Germany (Aachen and Cologne) and one store in the north of France. In January 2009, we announced we had started the process to divest the four German stores.

In January 2009, we opened a new concept store in Belgium called Red Market which offers the possibility to shop easily and quickly at very competitive prices. The store adheres to the high quality standards for food products and service that Delhaize Belgium is renowned for.

Supermarkets. The supermarkets that are company-operated in Belgium, the Grand Duchy of Luxembourg and Germany carry the Delhaize “Le Lion” banner. The number of company-operated supermarkets increased in 2008 from 139 to 141 and 15 supermarkets were remodeled. A Delhaize “Le Lion” supermarket offers around 19,500 SKUs, depending on its size.

The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom we sell our products at wholesale prices. The AD Delhaize supermarkets have an average size of 1,136 square meters and offer 12,000 to 18,000 SKUs.

In May 2005, we acquired 43 Cash Fresh stores in Belgium. We subsequently began converting Cash Fresh stores into Delhaize banners, and at the end of 2008 seven Cash Fresh stores remained to be converted into Delhaize banners.

Proximity stores. Our network of proximity stores in Belgium, the Grand Duchy of Luxembourg and Germany consists of 276 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners. The Delhaize City stores are company-operated proximity stores targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters. Sixty percent of the approximately 8,000 SKUs offered in Proxy Delhaize stores are private label products. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by telephone, fax and the Internet. As of December 31, 2008, Caddy-Home delivered in 17 cities throughout Belgium, offering approximately 5,500 SKUs to customers.

Specialty stores. Tom & Co. is a specialty chain focusing on food and accessories for pets. At the end of 2008, the large majority of the 136 Tom & Co. stores were operated under franchise agreements with independent operators.

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

Management believes that we are a market leader in Belgium for prepared meals. In 2008, Delhaize Belgium sold approximately 23 million prepared meals and prepared meal components. In Belgium, we have also developed a large range of organic products.

Private Label. In Belgium, we actively promote three different lines of private label products, including more than 6,000 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365”. In 2008, private label sales under our brand accounted for more than 45% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private label products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private label brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2008, the “365” offering included approximately 550 SKUs in Belgium and accounted for approximately 4% of revenues. Revenues of “365” consistently increased with approximately 22% year-on-year. During 2007, we rolled out a second pan-European private brand after “365,” called “Care”. The “Care” assortment includes a large variety of general merchandise and health and beauty products.

Loyalty Card. Since 1992, our stores in Belgium use a loyalty card known as the Plus Card, which was used by customers for approximately 89% of total sales in Delhaize “Le Lion” supermarkets in 2008. The Plus Card also provides benefits for shoppers at our other stores in Belgium. Since 1999, we have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Greece

Overview. In 2008, revenues of Alfa-Beta Vassilopoulos S.A., our Greek subsidiary, increased by 13.8% to €1.3 billion. This was the third consecutive year of double-digit revenue growth. This performance was the result of a comparable store sales growth and the continued expansion of the store network. Management believes the subsidiary is the second largest food retailer (in terms of sales) in Greece. Our shareholding in Alfa-Beta Vassilopoulos S.A. amounted to a 65.2% interest in the company at the end of 2008.

Sales network. In 2008, we increased the number of stores in Greece by 42 to a total of 201 at the end of 2008. Alfa-Beta reinforced its presence in the North of Greece through the acquisition of Plus Hellas. As a result, 29 stores and a new distribution center were added to the network. As of December 31, 2008, Alfa-Beta directly operated 135 supermarkets under the Alfa-Beta banner, 10 cash & carry stores under the ENA banner and 13 AB City stores and served 41 affiliated stores operated under the AB Food Market and AB Shop & Go banners. In 2008, Alfa-Beta has opened 2 new concept stores, called Lion Food Stores. These stores enable customers to shop quickly and conveniently and offer attractively priced private brand products and national brands. At the end of 2008, Alfa-Beta employed approximately 8,800 people.

Alfa-Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Since 2005, we have focused on expanding our company-operated and affiliated network. We also reinforced our consumer appeal by focusing on assortment, price competitiveness and service. Alfa-Beta continued to reinforce its product range, including organic products and private label items. Mid 2008, Alfa-Beta invested in price cuts, responding to the needs of consumers under increasing pressure.

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our company, Carrefour, Lidl, Aldi and Makro are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa-Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited.

Rest of the World

Overview. In 2008, revenues in our Rest of the World segment (Romania and Indonesia) increased by 21.8% to €201 million. In 2008, we grew the number of stores in our Rest of the World segment by 25 to a total of 103 at the end of 2008.

Romania. We have owned 100% of Mega Image since 2004. As of December 31, 2008, Mega Image operated 40 supermarkets in Romania and employed approximately 1,880 people. In 2008, Mega Image acquired 14 La Fourmi stores of which 10 were converted in 2008. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2008, Mega Image continued the modernization of its stores with renewed bakery departments and an increased focus on fresh meats. Mega Image’s stores all offer the private label ranges “365”, “Care” and the house brands available at Delhaize Belgium and Alfa-Beta.

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores at that time. We were operating 63 stores as of December 31, 2008, employing approximately 4,300 associates. We own 51% of Lion Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

DESCRIPTION OF PROPERTY

Store Ownership of Sales Network (as of December 31, 2008)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	134	705	755	—	1,594
Belgium	135	26	237	373	771
Greece	53	—	148	—	201
Rest of the World	8	—	95	—	103
Discontinued operations	—	—	4	—	4

Total	330	731	1,239	373	2,673

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.

The majority of our company-operated stores are leased, mostly in the U.S. With the exception of 134 owned stores in the United States, as of December 31, 2008, Food Lion, Hannaford and Sweetbay Supermarket occupied various store premises under lease agreements providing for initial terms of up to 30 years, with renewal options generally ranging from 3 to 27 years. At the end of 2008, we owned 12 warehousing and distribution facilities (totaling approximately 960,000 square meters or approximately 10.3 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2008, we owned 135 of our stores (or 17.5% of our total sales network), owned six of our seven principal distribution centers and leased our three ancillary distribution centers. At December 31, 2008, we owned 53 stores and three distribution centers (one such distribution center was under construction at that time) and leased 148 stores in Greece. At December 31, 2008, we owned eight stores and one distribution center and leased 95 stores in our Rest of the World segment. For additional information, see Note 9. “Property, Plant and Equipment” to the consolidated financial statements included in this document.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” of Item 3 “Key Information” above and those set forth under “Factors Affecting Financial Condition and Results of Operations” of this Item 5 below.

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2008, 2007 and 2006, included under Item 18 in this document. The consolidated financial statements referred to above were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but were not yet effective, which are included under Item 18 in this document.

Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rates used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet related items; the daily average exchange rate for the year is used for income statement and cash-flow statement related items.

The results of operations of our company and those of our subsidiaries outside of the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize America, Inc., which is the holding company for our U.S. operations, ends on the Saturday nearest December 31. Consequently, the consolidated results of Delhaize Group for 2008, 2007 and 2006 include the results of operations of its U.S. subsidiaries for the 53 weeks ended January 3, 2009, 52 weeks ended December 29, 2007 and 52 weeks ended December 30, 2006, respectively. Delvita’s results of operations included in our year ended December 31, 2007 covered the period through May 31, 2007 and were classified as results from discontinued operations in all years presented. Our businesses in Belgium, the Grand Duchy of Luxembourg and Germany are collectively referred to as Delhaize Belgium, with the operations in Germany classified as discontinued operations as of December 31, 2008. Comparative information has been restated correspondingly. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, which consist of all companies over which we can exercise control.

EXECUTIVE SUMMARY

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong regional companies benefiting from and contributing to the Group’s strength, expertise and successful practices.

In 2008 approximately 90 percent of our consolidated revenues were generated through the operation of retail food supermarkets. We also sell consumer products at wholesale, mainly to franchised stores and affiliated stores. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses.

Operations

At the end of 2008, our store network totaled 2,673 stores. Our sales network consists primarily of retail food supermarkets, and also includes proximity and specialty stores, particularly in Europe. Most stores are company-operated. A limited number of stores are operated as affiliated or franchised stores.

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

Our operations are comprised of four geographical segments:

•

United States. Our U.S. business is the largest segment, accounting for 68.8% of our 2008 revenues. At the end of 2008, we operated 1,594 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Harveys and Reid’s.

•

Belgium. Belgium is our historical home market. At the end of 2008, our Delhaize Belgium sales network (including Belgium, the Grand Duchy of Luxembourg and Germany) consisted of 775 stores operating under different banners. The segment accounted for 23.2% of revenues for the year ended December 31, 2008.

•

Greece. We have been operating in Greece since 1992 through our subsidiary Alfa-Beta Vassilopoulos. At the end of 2008, Alfa-Beta’s sales network counted 201 stores, representing 7.0% of our revenues. On April 1, 2008, we completed the acquisition of the Greek retailer Plus Hellas through our subsidiary Alfa-Beta Vassilopoulos. The Plus Hellas network consisted of 34 new stores. In the meantime, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa-Beta banners.

•

Rest of the World. We have been operating in Central Europe and Southeast Asia since the 1990s. At the end of 2008, we operated 103 stores in our Rest of the World segment (Romania and Indonesia), representing 1.0% of our revenues. In September 2008, we completed the acquisition of 14 La Fourmi stores through our subsidiary Mega-Image.

The Food Retail Industry

We operate in the competitive food retail industry in North America, Europe and Southeast Asia. Our operating companies compete with traditional food retailers and other store formats that sell food products. The purchasing behavior of consumers is sensitive to economic conditions.

Our financial results, along with other retail companies, are influenced by various factors such as cost of goods, inflation, deflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

2008 Financial Results

In 2008, we had:

•	Revenues of €19 billion, an increase of 0.4% compared to 2007, reflecting the weakening of the U.S. dollar against the euro by 6.8% compared to 2007;

•	Operating margin of 4.8%, slightly under the 2007 operating margin of 4.9%;

•	Net financial expenses of €202 million compared to €332 in 2007, decreasing mainly as a result of a debt refinancing charge of €101 million in 2007;

•	Loss from discontinued operations of €6 million compared to a profit of €24 million in 2007; and

•	Group share in net profit of €467 million, an increase of 13.9% compared with 2007.

On February 14, 2008, we acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis—Logistics (P.L.L.C.) for an amount of €12 million plus certain assumed liabilities. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounts to €9 million and goodwill of €5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

On April 1, 2008, we acquired, through our subsidiary Alfa-Beta, 100% of the shares and voting rights of the Greek retailer “Plus Hellas,” a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of €70 million was subsequently adjusted to €65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned.

On September 1, 2008, we acquired 100% of the shares and voting rights of La Fourmi, which operates 14 supermarkets in Bucharest (four of which are owned by La Fourmi). These supermarkets are in the process of being integrated with our Romanian subsidiary Mega Image. The purchase price of La Fourmi was €19 million, subsequently adjusted to €12 million, based on the contract terms.

CRITICAL ACCOUNTING POLICIES

We have selected accounting policies that we believe provide an accurate, true and fair report of our consolidated financial condition and results of operations. Those accounting policies are applied in a consistent manner, unless stated otherwise, which is mainly a result of the application of new accounting pronouncements. For a summary of all of our significant accounting policies, please see Note 2 to the consolidated financial statements included under item 18 in this document. We have identified the accounting policies discussed below as our most critical accounting policies.

The preparation of the consolidated financial statements in conformity with IFRS requires that we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions, although based on historical and other factors that we believe to be reasonable under the circumstances, inherently contain some degree of uncertainty. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist us in our evaluation. By definition, actual results may and will often differ from these estimates under different assumptions and conditions. In the past, our estimates generally have not deviated significantly from actual results.

We believe the following accounting policies are critical because they involve the most significant judgments and estimates used in preparation of our consolidated financial statements.

Asset Impairment (excluding goodwill)

As explained in our description of accounting policies, we test assets with definite useful lives or groups of such assets for which identifiable cash flows are independent of other groups of assets and liabilities (so-called “cash generating units”) for impairment whenever events or circumstances indicate that impairment may exist. Due to the importance to our business, we particularly monitor the carrying value of our retail stores, each representing a cash generating unit, for potential impairment, which we discuss further below.

An impairment loss is recorded for stores for which their recoverable value (the higher of value in use, calculated on the basis of projected discounted cash flows, or fair value less costs to sell) is less than the net carrying amount, in which case the carrying value of the store is written down to its recoverable amount. Only if events or circumstances indicate that impairment no longer exists, the impairment loss is reversed.

Testing retail stores for impairments is significantly impacted by estimates of future operating cash flows, discount rates and estimates of fair value. Future cash flows are estimated using our past experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair value based on our experience and knowledge of the real estate markets where our stores are located and use sometimes independent third-party appraisers to help estimating the fair values of the stores.

We believe the assumptions we use are reasonable, however, as indicated above, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows will have a potential impact on the determination of the recoverable amount and by that the impairment losses. For example, while a 2.0% increase in the sales growth assumption used in the cash flow projections would not have resulted in fewer stores being identified for impairment, it would have decreased the impairment losses recognized with approximately €1 million. On the other hand, a 2.0% decrease in the sales growth assumption used in the cash flow projections would not have resulted in additional stores identified for impairment, but would have increased the impairment losses of the year by approximately €2 million.

Goodwill and Intangible Assets

In accordance with our accounting policies, we conduct an annual impairment assessment for goodwill and intangible assets with indefinite useful lives in the fourth quarter of each year and – in addition—whenever events or circumstances indicate that impairment may have occurred.

The impairment calculation for goodwill involves comparing the recoverable amount of the cash generating unit that is benefiting from the synergies of the underlying business combination, with its carrying value, including goodwill. The recoverable amount of the cash generating unit is determined based on the higher of value in use calculations and the fair value less cost to sell. The value in use calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates. The assumptions applied for our most significant entities have been detailed in Note 7 to our consolidated financial statements, included under Item 18 to this document. The fair value less cost to sell of each operating company is based on earnings multiples paid for similar companies in the market and / or market capitalization for publicly traded subsidiaries. An impairment loss is recorded if the carrying value exceeds the recoverable amount. Goodwill impairments are never reversed.

The evaluation of goodwill for impairment testing requires management to use significant judgments and estimates regarding most importantly, but not limited to, projected future cash flows and discount rates. We believe the assumptions used are reasonable. However, changes in economic conditions and operating performance will impact the assumptions used in projecting future operating cash flows and the selection of an appropriate discount rate, which will have a potential impact on the determination of the recoverable amount and by that the impairment losses.

As stated, the assumptions represent our best estimates of future developments, and we are of the opinion that no reasonable possible change in any of the key assumptions mentioned would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of 100 basis points in the discount rate applied and a simultaneous reduction of total projected future cash flows by 10% would have decreased the total value in use by € 3.1 billion in 2008. It would not have resulted in the recognition of any impairment loss.

Income Taxes

Current and deferred income tax needs to be determined for each of the jurisdictions in which we operate. Management judgment is required for the calculation of current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable (receivable) for prior periods. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective jurisdiction, taking into account any legal restrictions on the utilization of the asset. Various factors are used to assess the probability of the future utilization of deferred tax assets, including, but not limited to, past operating results, and future operational plans. The financial position, net income or cash flows may be impacted if the actual results differ from these estimates or if these estimates must be adjusted in future periods. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets and the reduction will be recognized in profit or loss or directly in equity.

In addition, we are subject to periodic audits and examinations by tax authorities. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we believe it is unlikely that any potential tax exposures, in excess of the amounts currently recorded as liabilities in our consolidated financial statements, would be material to our financial condition or future results of operations.

Leases

As disclosed in Note 9 to our consolidated financial statements, included under Item 18 in this document, the vast majority of our stores operate in leased premises. According to IFRS, leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to us. All other leases are classified as operating leases. Stores operated under finance lease contracts are recognized as assets and liabilities in the balance sheet, with interest and depreciation charges impacting the income statement. Operating lease contracts result in rent payments being charged to the income statement on a straight-line basis, with no assets or liabilities recognized in the balance sheet. A different classification of a lease agreement will therefore significantly impact our balance sheet total.

Establishing if a transaction has transferred substantially all of the risks and rewards of ownership to us requires the application of judgment and the use of estimate, which include, but are not limited to the determination of the lease term, incremental borrowing rates, minimum lease payments and contingent rents. The determination of lease terms also involves judgments as to whether an economic penalty exists that reasonably assures the renewal of option periods.

Self Insurance

As explained and detailed in Note 23 to our consolidated financial statements, included under Item 18 of this document, in the United States we are self-insured for workers’ compensation, general liability, vehicle accident and pharmacy claims up to a certain retentions and hold excess-insurance contracts with external insurers for any costs in excess of these retentions.

Our self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). The significant assumptions used in the development of the actuarial estimates are based upon our historical claims data, including the average monthly claims and the average duration between incurrence and payment.

In addition, our property insurance in the United States includes self-insured retentions per occurrence of $10 million for named windstorms, $5 million for Zone A flood losses, and $2.5 million for all other losses.

We are also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and considers an annual actuarial evaluation based on historical claims experience, claims processing procedures and medical cost trends.

Actuarial estimates are subject to a high degree of uncertainty due to, among other things, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. We believe that the actuarial estimates are reasonable and represent our best estimate of the total exposure. However, it lays in the nature of such estimates that significant differences between actual and estimates could materially affect our self-insurance obligations.

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

The Black-Scholes-Merton option pricing model incorporates certain assumptions, which are our estimates of the risk-free interest rate, expected volatility, expected dividend yield and expected life of options, to arrive at a fair value estimate. Our assumptions are based on historical, mainly observable market data and are reviewed at each grant date and explained in Note 29 of our consolidated financial statements, included under Item 18 of this document. Based on this, we revise our valuation assumptions as appropriate to value share-based awards granted in future periods.

Closed Store Provisions

We regularly review the operational performance of our retail stores and make assessments of the future developments of the various stores. In some occasions, we decide to close stores, which results in a number of accounting activities in order to ensure that assets and liabilities resulting from these decisions are appropriately reflected in our financial statements. This involves testing assets for impairment – see above – but also the recognition of closed store and severance (“termination”) provisions. Generally, store closings are completed within one year after the decision to close.

The provision for closed stores expenditures is estimated based on expected lease obligations and other related exit costs associated with store closing commitments. Other exit costs include estimated utilities, real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term.

The estimates are based on past experience and are reviewed regularly to ensure that accrued amounts continue to reflect our best estimate of the outstanding commitments. It is in the nature of such estimates that actual amounts differ from the estimates made. Adjustments to closed store provisions and other exit costs primarily relate to changes in subtenant income and actual exit costs differing from original estimates. Such adjustments are made in the period in which the change becomes known. Any excess store closing provision remaining upon settlement of the obligation is reversed in the period that such settlement is determined.

Calculating the estimated store closing losses requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sublessees, and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resulting demand for commercial property. Finally, applying an appropriate discount rate on long-term cash flow projection requires the application of professional judgment.

Varying the discount rate applied by 200 basis points would have resulted in an increase / decrease of approximately €1 million of expenses charged to profit or loss for 2008 store closing activities.

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

In certain cases, estimating rebates received from third-party vendors requires us to make assumptions and judgments regarding specific purchase or sales levels and to estimate related inventory turnover. We constantly review the relevant significant assumptions and estimates and make adjustments as necessary. Although we believe the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on future cost of sales.

Amounts owed to us under these arrangements are subject to counterparty credit risk. In addition, the terms of the contracts covering these programs can be complex and subject to interpretation, which can potentially result in disputes.

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

Defined Benefit Plans

Approximately 20% of our employees are covered by defined benefit plans, which normally define an amount of benefit that an employee will receive upon retirement, usually depending on factors such as age, year of services and similar criteria. Such plans are either funded or unfunded and our net obligation recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of any plan assets, adjusted for past service costs.

Calculating the net pension obligations involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future, as detailed in Note 24 to our financial statements, as included under Item 18 of this document. We review all significant assumptions periodically, which are based on observable market input and long-term historical experience.

Differences between estimates and actual outcome and changes in assumptions represent actuarial gains and losses, which are fully recognized in the period they occur in the statement of recognized income and expense, being part of equity, and impact immediately the net pension obligation. However, such actuarial gains or losses do not have an immediate impact on our future contributions to the pension plan. In the event that changes in key assumptions applied to estimate the annual pension costs are required, the future amounts of the pension benefit costs may be materially affected.

SELECTED RESULTS OF OPERATIONS

Overview

During the year ended December 31, 2008, our revenues increased 0.4% compared to revenues for the year ended December 31, 2007. During the year ended December 31, 2007, our revenues decreased 1.4% over revenues for the year ended December 31, 2006. In 2008, there was a negative translation effect in our sales as a result of the depreciation of the average rate of the U.S. dollar against the euro by 6.8% compared to 2007. In 2007, the depreciation of the average exchange rate of the U.S. dollar against the euro was 8.4% compared to 2006. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of our subsidiaries to the euro, our reporting currency.

Delhaize Group ended 2008 with a sales network of 2,673 stores, an increase of 128 stores compared to 2007, including 29 acquired Plus Hellas stores and 14 La Fourmi stores. At December 31, 2007, we had a sales network of 2,545 stores, or 160 less than the 2,705 stores in the network at December 31, 2006.

Net profit attributable to equity holders of our company (our company share in net profit) for the year ended December 31, 2008, increased by 13.9% compared with our company share in net profit for the year ended December 31, 2007. This increase in 2008 was mainly a result of lower net financial expenses in 2008 compared to 2007 (due to a charge of €101 million incurred in 2007 in connection with the refinancing of certain long-term debt), a lower income tax rate, partially offset by a lower operating profit and a lower result from discontinued operations. Our company share in net profit for the year ended December 31, 2007, increased by 16.6% compared with our company share in net profit for the year ended December 31, 2006. This increase was mainly a result of a higher result from discontinued operations (profit of €24 million in 2007 versus a loss of €65 million in 2006) and a lower income tax rate, partly offset by higher net financial expenses.

	Year Ended December 31,
	2008	2007 (3)	2006 (3)
	(in millions of euros)
Revenues	19,024	18,943	19,215
Gross profit (1)	4,820	4,788	4,848
Other operating income	96	108	83
Selling, general and administrative expenses	(3,962)	(3,923)	(3,965)
Other operating expenses	(50)	(36)	(19)
Operating profit	904	937	947
Net financial expenses (2)	(202)	(332)	(276)
Profit before taxes and discontinued operations	702	605	671
Income tax expense	(217)	(204)	(245)
Net profit from continuing operations	485	401	426
Result from discontinued operations (net of tax)	(6)	24	(65)
Group share in net profit	467	410	352

(1)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	Represents the net total of finance costs and income from investments.
(3)	Adjusted for the reclassification of German operations to discontinued operations.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2008		2007		2006
	€	%	€	%	€	%
	(in millions, except percentages)
United States	13,081	68.8	13,259	70.0	13,773	71.7
Belgium	4,407	23.2	4,346	22.9	4,275	22.2
Greece	1,335	7.0	1,173	6.2	1,030	5.4
Rest of the World	201	1.0	165	0.9	137	0.7

Total	19,024	100.0	18,943	100.0	19,215	100.0

Revenues increased 0.4% for the year ended December 31, 2008 compared to the corresponding period in 2007, negatively impacted by the weakening of the U.S. dollar by 6.8% against the euro. Revenue growth was 5.6% at identical exchange rates. In 2008, our operating companies in the U.S. benefited from a 53rd calendar week resulting in an additional revenue contribution of €258 million. In addition, revenues from the 29 Plus Hellas and 14 La Fourmi stores acquired in 2008 in Greece and Romania, respectively, were €42 million. Excluding the effect on revenues of the acquisition of 29 Plus Hellas and 14 La Fourmi stores, the divestiture of 132 beauty and body care Di stores in 2007 and the 53rd week in the U.S., revenue growth would have been 4.2% at identical exchange rates. This growth was the result of a net increase in the sales network of 128 stores and a comparable store sales growth of 2.5% in the United States and of 2.2% in Belgium. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects.

Revenues decreased 1.4% for the year ended December 31, 2007 over the corresponding period in 2006. This decrease was primarily due to the weakening of the U.S. dollar by 8.4% against the euro. At identical exchange rates, revenues increased by 4.9%. Revenue growth was also impacted by the sale of 132 Di stores in Belgium on June 30, 2007. Excluding revenues from Di stores, revenues grew by 5.2% at identical exchange rates. This growth was the result of a net increase in the sales network of 69 stores and a comparable store sales growth of 3.8% in the United States and of 1.6% in Belgium.

United States

Revenues decreased 1.3% for the year ended December 31, 2008 compared to the corresponding period in 2007. This decrease was a result of the weakening of the U.S. dollar by 6.8% against the euro. At identical exchange rates, revenues increased by 5.9%. Excluding the 53rd week, revenues increased by 3.8% compared to the corresponding period in 2007. Comparable store sales growth was 2.5% in 2008 supported by solid growth in all three U.S. operating companies. Across these companies, the development of our three-tier private brand program delivered strong results in 2008. Food Lion benefited from increased promotional and pricing initiatives, expanded customer segmentation work and four market renewals. Hannaford gained from the continued success of its nutritional information system Guiding Stars. Sweetbay posted the highest comparable store sales growth of the three operating companies in the U.S. supported by continued price investments that led to an improved price reality, price image and market share. Delhaize Group finished the year 2008 with 1,594 supermarkets in the U.S. In 2008 Delhaize Group opened 37 new stores in the U.S., closed seven stores, and closed six other stores that were relocated. This resulted in a net increase of 24 stores, 3 more net openings than in 2007.

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

Belgium

Revenues increased by 1.4% for the year ended December 31, 2008 over the corresponding period in 2007. This increase was the result of a comparable store sales growth of 2.2% and a net increase of 37 stores in 2008. Excluding the divestiture of the 132 Di stores in 2007 and the conversion of company-operated Cash Fresh stores acquired in 2005 into affiliated stores, revenues would have grown by 2.9% in 2008.

Revenues increased by 1.6% for the year ended December 31, 2007 over the corresponding period in 2006. This increase was the result of a comparable store sales growth of 1.6% and the opening of 27 new stores, partly offset by the divestiture of 132 Di stores. Excluding the divestiture of the 132 Di stores, revenues would have grown by 2.9% in 2007.

Greece

Revenues increased by 13.8% for the year ended December 31, 2008 over the corresponding period in 2007, due to strong comparable store sales growth, new store openings and the acquisition of 29 Plus Hellas stores. In 2008, the number of stores in Greece increased by 42 to a total of 201 stores.

Revenues increased by 13.9% for the year ended December 31, 2007 over the corresponding period in 2006, due to strong comparable store sales growth and new store openings. In 2007, the number of stores in Greece increased by 11 to a total of 159 stores.

Rest of the World (Romania and Indonesia)

Revenues increased by 21.8% for the year ended December 31, 2008 over the corresponding period in 2007 due to the continued good revenue performance in both countries and the acquisition of 14 La Fourmi stores in Romania. At the end of 2008, the sales network in the Rest of the World consisted of 103 stores.

Revenues in the Rest of the World increased by 20.9% for the year ended December 31, 2007 over the corresponding period in 2006. This result was due to the continued good sales performance in both countries. In 2007, the sales network in the Rest of the World increased by 10 stores to a total of 78 stores.

Gross Profit

	Year Ended December 31,
	2008		2007		2006
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,628	27.7	3,636	27.4	3,749	27.2
Belgium	849	19.3	853	19.6	845	19.8
Greece	303	22.7	269	22.9	229	22.2
Rest of the World	40	20.0	30	18.3	25	18.1

Total	4,820	25.3	4,788	25.3	4,848	25.2

Gross profit increased by 0.6% for the year ended December 31, 2008 compared to the corresponding period in 2007 (increase of 6.3% at identical exchange rates). Gross margin remained stable at 25.3% in 2008 in comparison to 2007. In the U.S., gross margin increased from 27.4% to 27.7% due to an improvement in the sales mix at Food Lion and Hannaford, primarily through higher private brand sales, and better inventory results at Hannaford and Sweetbay. At Delhaize Belgium, gross margin declined to 19.3% from 19.6% of revenues due to the negative impact of the conversion of company-operated Cash Fresh stores to affiliated stores and the sale of Di in 2007. All of our operating companies were impacted by higher fuel costs.

Gross profit decreased by 1.2% for the year ended December 31, 2007 compared to the corresponding period in 2006 (increase of 5.6% at identical exchange rates). Gross margin increased from 25.2% in 2006 to 25.3% in 2007. In the U.S., gross margin increased from 27.2% to 27.4% due to an improvement in the sales mix at Food Lion, primarily through a higher sales mix in fresh sales and more private label sales, margin optimization at Food Lion and better inventory results at Hannaford. These improvements more than offset price investments at Hannaford and Sweetbay. At Delhaize Belgium, gross margin declined to 19.6% from 19.8% of revenues due to price investments and the conversion of company-operated Cash Fresh stores to affiliated stores.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income decreased by 11.4% to €96 million for the year ended December 31, 2008 compared to the corresponding period in 2007. This decrease is mainly due to lower gains from the sale of Cash Fresh stores to independent operators, and to the gain related to the sale of Di in 2007. The prior year other operating income also included a €8 million gain on the disposal of idle property by Hannaford, while Alfa-Beta realized in 2008 a €6 million gain on the sale of fixed assets.

Other operating income increased by 30.3% to €108 million for the year ended December 31, 2007 compared to the corresponding period in 2006. This increase is mainly due to an €8 million gain on the disposal of idle real estate property at Hannaford, €8 million gains on the sale of Cash Fresh stores to independent owners and higher recycling income that can be attributed mainly to an increase in the price of recycled paper.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2008		2007		2006
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	2,904	22.2	2,919	22.0	3,009	21.8
Belgium	722	16.4	725	16.7	703	16.5
Greece	267	20.0	221	18.8	200	19.4
Rest of the World	38	18.6	27	16.4	25	18.4
Corporate (unallocated)	31		31		28

Total	3,962	20.8	3,923	20.7	3,965	20.6

Selling, general and administrative expenses (“SG&A”) increased by 1.0% for the year ended December 31, 2008 compared to the corresponding period in 2007 (increase of 6.5% at identical exchange rates). SG&A as a percentage of revenues increased slightly to 20.8%. In the U.S., SG&A as a percentage of revenues increased from 22.0% to 22.2% due to higher energy costs, increased staff costs at Food Lion and Hannaford and higher advertising costs at Food Lion. In Belgium, SG&A decreased from 16.7% to 16.4% of revenues mainly due to cost saving initiatives, the sale of Di and the Cash Fresh conversions. SG&A increased as a percentage of revenues in Greece from 18.8% to 20.0% partly due to the unfavorable impact of Plus Hellas.

SG&A decreased by 1.1% for the year ended December 31, 2007 compared to the corresponding period in 2006 (increase of 5.7% at identical exchange rates). SG&A as a percentage of revenues were stable at 20.7% compared to 20.6% in 2006. In the U.S., SG&A as a percentage of revenues increased from 21.8% to 22.0% due to increased payroll expenses related primarily to a €16 million retirement and profit sharing plan adjustment in 2006 and higher advertising expenses to support our various sales initiatives and higher fuel prices. In Belgium, SG&A increased from 16.5% to 16.7% of revenues due to the weak sales momentum. SG&A decreased as a percentage of revenues in Greece and the Rest of the World as a result of good sales momentum.

Beginning in 2008, we have changed our cost allocation policy affecting the segment allocation in SG&A. For further information, see Note 6 to the consolidated financial statements included in this document.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment, impairment losses and store closing expenses.

Other operating expenses increased by 36.7% for the year ended December 31, 2008 over the corresponding period in 2007. The 2008 result was mainly impacted by a €15 million impairment charge related to 19 Sweetbay stores and a €16 million store closing charge (including a €5 million impairment charge) on 7 other Sweetbay stores to be closed.

Other operating expenses increased by 94.1% for the year ended December 31, 2007 over the corresponding period in 2006. The increase of €17 million in 2007 is mainly due to a €14 million impairment charge at Sweetbay in the fourth quarter related to an adjustment of the carrying value of 25 stores. Delhaize Belgium recorded a €5 million charge related to the conversion of Cash fresh stores.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by geographic segment:

	Year Ended December 31,
	2008		2007		2006
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	720	5.5	746	5.6	765	5.6
Belgium	166	3.8	168	3.8	176	4.1
Greece	46	3.4	51	4.4	33	3.2
Rest of the World	3	1.5	4	2.3	1	0.2
Corporate (unallocated)	(31)		(32)		(28)

Total	904	4.8	937	4.9	947	4.9

Our operating margin for the year ended December 31, 2008 decreased slightly to 4.8% compared to 4.9% in the corresponding period in 2007. The operating margin of the U.S. operations also decreased slightly from 5.6% in 2007 to 5.5% in 2008 due to the Sweetbay impairment and store closing expenses and higher SG&A partially offset by an improved gross margin and the effect of the 53rd week in 2008. The operating margin of the Belgian operations remained stable at 3.8% in 2008 where the lower gross margin was offset by the lower SG&A as a percentage of revenues. In 2008, the operating margin of the Greek operations decreased to 3.4% compared to 4.4% in 2007 mainly due to the unfavorable impact of the 29 Plus Hellas stores acquired in 2008. The operating margin of the Rest of the World segment decreased from 2.3% in 2007 to 1.5% in 2008 mainly due to higher SG&A expenses partially offset by an improved gross margin at Mega Image.

Our operating margin for the year ended December 31, 2007 remained stable at 4.9%, compared to the corresponding period in 2006. The operating margin of the U.S. operations was also stable compared to 2006. Gross margin improvements were offset by increased payroll, advertising and fuel expenses. The operating margin of the Belgian operations decreased from 4.1% in 2006 to 3.8% in 2007 due to price investments and the conversion of Cash Fresh stores to Delhaize banner stores. In 2007, the operating margin of the Greek operations increased to 4.4% compared to 3.2% in 2006 due to excellent revenue growth, sourcing optimization, lower inventory losses and good cost control. The operating margin of the Rest of the World segment increased from 0.2% in 2006 to 2.3% in 2007 as a result of good revenue performance and cost control.

Operating profit decreased by 3.5% to €904 million for the year ended December 31, 2008 compared to the corresponding period in 2007. At identical exchange rates, operating profit grew by 2.1% and decreased 1.3% when excluding the effect of the 53rd week of operations in 2008 in the U.S.

Operating profit decreased by 1.0% to €937 million for the year ended December 31, 2007 compared to the corresponding period in 2006. At identical exchange rates, operating profit grew by 6.2%.

Net Financial Expenses

	Year Ended December 31,
	2008		2007		2006
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	213	1.1	347	1.8	296	1.5
Income from investments	11	0.1	15	0.1	20	0.1

Net financial expenses	202	1.1	332	1.8	276	1.4

Net financial expenses during the year ended December 31, 2008 decreased 39.4% over the corresponding period in 2007 and represented, as a percentage of revenues, 1.1% in 2008 and 1.8% in 2007. The decrease was primarily due to a €101 million charge related to the debt refinancing performed in the second quarter of 2007. Without this charge, net financial expenses decreased by 13.1% due to lower interest expenses as a result of that debt refinancing.

Net financial expenses during the year ended December 31, 2007 increased 20.8% over the corresponding period in 2006 and represented, as a percentage of revenues, 1.8% in 2007 and 1.4% in 2006. The increase was primarily due to a €101 million charge related to the debt refinancing performed in the second quarter of 2007. Without this charge, net financial expenses decreased by 15.8% due to the positive impact of the 2007 debt refinancing transaction and to major debt repayments made in the first half of 2006.

Income Tax Expense

	Year Ended December 31,
	2008		2007		2006
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	217	31.0%	204	33.7%	245	36.5%
Income tax expense from discontinuing operations	—		(1)		(3)

Total income tax expense	217	31.2%	203	32.4%	242	40.2%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 31.0%, 33.7% and 36.5% for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease of the effective tax rate for continuing operations for the year ended December 31, 2008 compared to the corresponding period in 2007 was primarily due to the positive resolution of federal tax matters in the U.S. in 2008 and the absence of an intercompany dividend in 2008. The decrease of the effective tax rate for continuing operations for the year ended December 31, 2007 compared to the corresponding period in 2006 was primarily due to the favorable impact of the 2007 debt refinancing, the absence of a dividend payment by Delhaize America in 2007 and a tax refund received in the first quarter of 2007.

The effective tax rate (including discontinued operations) was 31.2%, 32.4% and 40.2% for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease of the effective tax rate for the year ended December 31, 2008 compared to the corresponding period in 2007 was primarily due to the positive resolution of federal tax matters in the U.S. in 2008 and the absence of an intercompany dividend in 2008. The decrease of the effective tax rate for the year ended December 31, 2007 compared to the corresponding period in 2006 is due to the favorable impact of the debt refinancing, the absence of a dividend payment by Delhaize America in 2007, a tax refund received in the first quarter of 2007 and the non-taxable €23 million gain recorded in 2007, upon the closing of the sale of Delvita (versus a €64 million non-deductible loss recorded in 2006).

We continue to experience tax audits in jurisdictions where we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2008, 2007 and 2006 in the United States, during financial years 2008 and 2006 in Greece, and during financial years 2007 and 2006 in Belgium. Although some audits have been settled in the United States and Belgium during 2008, Delhaize Group expects continued audit activity in both jurisdictions in 2009. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Result from Discontinued Operations

In 2008, the result from discontinued operations, net of tax, amounted to a loss of €6 million mainly due to the recognition of an €8 million impairment loss in order to write down the carrying value of Delhaize Deutschland GmbH to its fair value less costs to sell, as a result of our decision to sell our German activities. This was partially offset by the liquidation of Food Lion (Thailand), Ltd. (a dormant company) in April 2008 resulting in a gain from discontinued operations of €2 million.

In 2007, the result from discontinued operations, net of tax, amounted to a profit of €24 million mainly due to the €23 million gain (including a positive accumulated foreign currency translation adjustment of €24 million) recorded as part of the closing of the sale of Delvita in the second quarter of 2007.

Net Profit Attributable to Equity Holders of Delhaize Group

The positive result from lower net financial expenses and a lower effective tax rate, offset partially by a lower operating profit and a decrease in the result from discontinued operations resulted in a 13.9% increase in net profit attributable to equity holders of our company (our company share in net profit), for the year ended December 31, 2008, compared to the corresponding period in 2007.

The positive result from discontinued operations and the lower income tax rate, offset by higher net financial expenses resulted in a 16.5% increase in net profit attributable to equity holders of our company (our company share in net profit), for the year ended December 31, 2007, compared to the corresponding period in 2006.

LIQUIDITY AND CAPITAL RESOURCES

We had €321 million of cash and cash equivalents as of December 31, 2008, compared to €249 million at December 31, 2007. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt and for the payment of dividends. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €927 million, €932 million and €910 million during the years ended December 31, 2008, 2007 and 2006, respectively. The slight decrease in 2008 over 2007 was primarily due to a decrease in the change in operating assets and liabilities (€125 million) and a decrease in non-cash items of €81 million offset partially by lower interest and income taxes paid (respectively €56 million and € 93 million) and an increase in net profit (€54 million). The increase in 2007 over 2006 was primarily due to an increase in net profit (€64 million) and lower interest and income taxes paid (respectively €38 million and €42 million), partially offset by a decrease in non-cash items of €98 million (in 2006 an impairment loss of €64 million was recorded for the sale of Delvita) and a decrease in the change of operating assets and liabilities (€20 million).

Investing Activities

Net cash used in investing activities increased to €770 million during the year ended December 31, 2008 compared to €630 million for the year ended December 31, 2007 and €722 million for the year ended December 31, 2006. In 2007, the net cash used in investing activities was positively impacted by the €119 million proceeds received for the disposal of Delvita and Di, while in 2008, the Company spent €100 million for the acquisitions of PLLC and Plus Hellas in Greece, La Fourmi in Romania and an additional 3.95% investment in Alfa-Beta shares.

Capital Expenditures. Capital expenditures were €714 million for the year ended December 31, 2008 compared with €729 million for the year ended December 31, 2007 and €700 million for the year ended December 31, 2006. The decrease of 2.1% in 2008 (3.0% increase at identical rates) is mainly due to the weakening of the U.S. dollar partially offset by higher spending at Alfa-Beta and at Mega Image as a result of remodeling work of the newly acquired Plus Hellas and La Fourmi stores. The increase of 4.2% in 2007 is primarily due to the market renewal program at Food Lion, the conversion of Cash Fresh stores to Delhaize banners, the renewal of distribution centers in Belgium and an active store opening program.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2008	2007	2006
	(amounts in millions of euros)
United States	481	547	528
Belgium	117	114	107
Greece	88	37	38
Rest of the World	20	12	12
Corporate	8	19	15

Total	714	729	700

Business Acquisitions. Our growth strategy includes selective acquisitions. On February 14, 2008, we acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis—Logistics (P.L.L.C.) for an amount of

€12 million plus certain assumed liabilities. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounts to €9 million and goodwill of €5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

On April 1, 2008, we acquired, through our subsidiary Alfa-Beta, 100% of the shares and voting rights of the Greek retailer “Plus Hellas,” a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of €70 million was subsequently adjusted to €65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned.

On September 1, 2008, we acquired 100% of the shares and voting rights of La Fourmi, which operates 14 supermarkets in Bucharest (four of which are owned by La Fourmi). These supermarkets are in the process of being integrated with our Romanian subsidiary Mega Image. The purchase price of La Fourmi was €19 million, subsequently adjusted to €12 million, based on the contract terms.

Financing Activities

Net cash used in financing activities was €93 million during the year ended December 31, 2008, compared to cash used in financing activities of €333 million and €637 million in 2007 and 2006, respectively.

Long-term debt

In 2008, we decreased our long-term debt by €69 million. This amount includes the repayment of €100 million 8.00% notes and €39 million finance lease payments partly offset by the issuance of a €80 million five-year bond at 5.1% for the financing of the acquisition of Plus Hellas.

In 2007, we decreased our long-term debt by €181 million. In June 2007, Delhaize group purchased $1.05 billion of 2011 bond maturities and $50 million of 2031 debenture maturities, which was financed with the simultaneous issuance of a €500 million seven-year bond at 5.625% and a $450 million 10-year bond at 6.50% and a five-year floating term loan of $113 million. In 2007, Delhaize Group paid at maturity a $145 million (€110 million) 7.55% note and made €40 million finance lease obligations payments.

In 2006, we decreased our long-term debt by €666 million. This amount includes the redemption of the €150 million 5.5% bonds and the $564 million (€478 million) 7.375% notes, in addition to €36 million in finance lease payments.

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2008, 2007 and 2006, €13 million, €20 million and €32 million in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2008, 2007 and 2006, restricted securities of €15 million, €22 million and €34 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2008, we had long-term borrowings as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Bonds, 4.625%, due 2009	150
Convertible bonds, 2.75%, due 2009	170
Bonds, 3.895%, due 2010	40
Notes, 8.125%, due 2011	36
Bonds, 5.10%, due 2013	80
Notes, 5.625%, due 2014	537
Bonds, 6.50%, due 2017	320
Notes, 8.05%, due 2027	87
Debentures, 9.00%, due 2031	572
Floating term loan, LIBOR 6m + 45bps, due 2012	81
Other notes, 7.50% to 14.15%, due 2007 to 2013	1
Other notes, 6.31% to 7.41%, due 2007 to 2016	12
Mortgages payable, 7.55% to 8.65%, due 2008 to 2016	3
Bank borrowings	3
Total	2,092

The table set forth below provides the expected principal payments and related interest rates of our long-term borrowings by year of maturity as of December 31, 2008. For the definition of “fair value,” see Note 17 to the consolidated financial statements included in this document.

(in millions of U.S. dollars)	2009	2010	2011	2012	2013	Thereafter	Fair Value
Notes due 2011			50				52
Average interest rate			8.13%
Notes due 2017						450	418
Average interest rate						6.50%
Notes due 2027						126	116
Average interest rate						8.05%
Debentures due 2031						805	796
Average interest rate						9.00%
Term loan				113			115
Average interest rate				2.28%
Other notes	6	2	2			9	19
Average interest rate	7.17%	6.58%	6.58%			7.06%
Mortgages payable	1	1	1	1		1	5
Average interest rate	7.75%	7.75%	8.25%	8.25%		8.25%

(in millions of euros)	2009	2010	2011	2012	2013	Thereafter	Fair Value
Bonds due 2009	150						150
Average interest rate	4.63%
Convertible bonds due 2009	171						172
Average interest rate	2.75%
Bonds due 2010		40					40
Average interest rate		3.90%
Bonds due 2013					80		85
Average interest rate					5.10%
Notes due 2014						500	420
Average interest rate						5.63%
Bank borrowings						3	3
Average interest rate						6.72%

Short-Term Borrowings

U.S. entities. Delhaize America, Inc. has an unsecured revolving credit agreement (“the Credit Agreement”), which provides the entity with a five-year $500 million (€359 million), unsecured, committed revolving credit facility, including a $100 million (€72 million) sub-limit for the issuance of letters of credit, and a $35 million (€25 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding $650 million (€467 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010. In May 2007, the facility was amended to have the financial covenants apply to Delhaize Group instead of to Delhaize America, Inc. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America, Inc.

The Credit Agreement contains affirmative and negative covenants applicable to Delhaize Group. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless the Group maintains a minimum credit rating of at least BBB- by S&P or Baa3 by Moody’s, in either case with a stable outlook. At December 31, 2008, 2007 and 2006, Delhaize Group was in compliance with all such covenants. Delhaize America, Inc. had no outstanding borrowings under the credit agreement as of December 31, 2008, $50 million (€34 million) in outstanding borrowings as of December 31, 2007 and $120 million (€91 million) outstanding borrowings as of December 31, 2006. Under this facility, Delhaize America, Inc. had average daily borrowings of $25 million (€18 million) during 2008, $36 million (€26 million) during 2007 and $31 million (€25 million) during 2006. Approximately $1 million (€1 million), of the Credit Agreement was used to fund letters of credit during 2008 and 2007 and $47 million (€37 million) during 2006. In addition of the Credit Agreement Delhaize America, Inc. had approximately $77 million (€55 million) and $73 million (€50 million) outstanding to fund letters of credit as of December 31, 2008 and 2007 respectively, and no amounts outstanding at December 31, 2006.

In addition, Delhaize America, Inc. has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and which amounted to $120 million (€86 million) at December 31, 2008. As of December 31, 2008, Delhaize America, Inc. had no borrowings outstanding under such arrangements. There was $6 million (€4 million) and $14 million (€11 million) outstanding under these arrangements at December 31, 2007 and 2006 respectively.

European and Asian entities. At December 31, 2008, 2007 and 2006 our European and Asian entities together had credit facilities (committed and uncommitted) of €621 million (including €275 million of committed credit facilities), €561 million and €511 million, respectively, under which we can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. The Bank Borrowings require maintenance of various financial and non-financial covenants. Financial covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio, and a maximum year-on-year change in shareholders’ equity. At December 31, 2008, 2007 and 2006, we were in compliance with all such covenants. In Europe and Asia, Delhaize Group had €152 million in outstanding short-term bank borrowings at December 31, 2008 compared to €3 million in outstanding short-term bank borrowings at December 31, 2007 and no borrowings outstanding at December 31, 2006, respectively, with an average interest rate of 4.37% and 5.05%, respectively. During 2008, the Group’s European and Asian average borrowings were €106 million at a daily average interest rate of 5.0%.

Credit Ratings

Standard & Poor’s Rating Services (S&P) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt (long-term). S&P and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2008.

Debt ratings are an assessment by the rating agencies of the credit risk associated with us and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. See “Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital” under Item 3 “Key Information—Risk Factors.”

Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2008.

	Payments due by period
	Total	2009	2010	2011	2012	2013	Thereafter
	(in millions of euros)
Short-term bank borrowings	152	152
Long-term debt (excluding finance lease obligations)	2,071	326	42	38	82	80	1,503
Interest on fixed rate debt	1,543	86	86	84	81	81	1,125
Interest on variable rate debt	100	18	18	18	18	16	12
Finance lease obligations (minimum payments)	687	44	44	42	44	44	469
Self-insurance obligations	122	32	26	18	12	8	26
Operating lease obligations (min. lease payments)	2,185	241	232	212	192	176	1,132
Closed store lease obligations (min. lease payments)	69	13	11	9	8	6	22
Purchase obligations(1)	229	113	46	17	5	4	44
Pension benefits	170	22	14	11	15	13	95
Other post-retirement benefits	5	0	1	0	1	1	2

Total	7,333	1,047	520	449	458	429	4,430

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

FACTORS AFFECTING FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to the following factors, please see the information under the heading entitled “Risk Factors” under Item 3 “Key Information.”

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

Currency Risk – Business Operations. Our operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements as reported in euro. These risks are monitored on a regular basis at a centralized level.

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

Remaining intra-company cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-company cross-currency lending not naturally offset is generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 78.6 % of net financial debt is denominated in U.S. dollar while also 78.6% of cash flows are generated in U.S. dollar. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €2 million (2007: increased/decreased by €2 million; 2006: increase/decrease by €4 million). This is mainly attributable to our exposure to exchange rates on its profits in U.S. dollars.

Currency Risk – Financial Instruments. Currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign exchange rates. Currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency in which the financial instruments are measured. From an accounting perspective, we are exposed to currency risks only on monetary items not denominated in the functional currency of the reporting entity, such as trade receivables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency. Our functional currency is the euro.

If at December 31, 2008, the U.S. dollar had weakened/strengthened by 28% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2008 using a 95% confidence interval), our net profit (all other variables held constant) would have been €0.1 million lower/higher (2007: €2.1 million lower/higher with a rate shift of 12%; 2006: €0.4 million lower/higher with a rate shift of 15%). Due to our financing structure, such a change in EUR/USD exchange rate would have no impact on the equity of Delhaize Group.

Interest Rate Risk. Interest rate risk is the risk that arises on interest-bearing financial instruments and represents the risk that the fair value or the expected cash flows will fluctuate because of future changes in market interest rates. We are exposed to interest rate risk due to working capital financing and the overall financing strategy. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

Our interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate volatility on earnings and cash flows. We manage our debt and overall financing strategies using a combination of short, medium, long-term debt and interest rate derivatives.

We review our interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As a part of our interest rate risk management efforts, we enter into interest rate swap agreements when appropriate.

At the end of 2008, 79.2% of our net financial debt after swaps were fixed-rate debts and 20.8% were variable-rate debts (2007: 74.7% fixed-rate debt; 2006: 86.7% fixed-rate debt).

The sensitivity analysis presented in the table below estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. The estimated possible impact on net profit and equity increased compared to 2007 due to an observed increase in volatility of interest rates during 2008.

December 31, 2008 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	2.89%	+/- 58 basis points	+/- 0.2	—
USD	1.43%	+/- 101 basis points	-/+ 5.4	+/- 7.4
Total		Increase/Decrease	-/+ 5.2	+/- 7.4

December 31, 2007 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	4.68%	+/- 46 basis points	-/+ 0.3	—
USD	4.70%	+/- 78 basis points	-/+ 4.2	+/- 4.2
Total		Increase/Decrease	-/+ 4.5	+/- 4.2

December 31, 2006 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	3.73%	+/-32 basis points	-/+ 0.5	—
USD	5.36%	+/-33 basis points	-/+ 0.1	+/-1.6
Total		Increase/Decrease	-/+ 0.6	+/-1.6

Credit Risk/ Counterparty Risk. Credit risk is the risk that one party will cause a financial loss to another other party by failing to discharge its obligation to a financial instrument, such as trade receivables, holdings in investment securities, derivatives and cash and cash equivalents. We manage this risk by obtaining credit insurance in case of trade receivables and by requiring a minimum credit quality of our financial investments.

Our short-term investments are required to have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Our long-term investment policy requires a minimum credit rating of A-/A3 for its financial investments.

Our exposure to changes in credit ratings of our counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk. Delhaize Group’s derivatives are regulated by International Swap Dealer Association Agreements (“ISDAs”) with Credit Support Agreements requiring the posting of collateral when the marked-to-market value of the derivative reaches a certain threshold, limiting the counterparty risk.

Liquidity Risk. Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We are exposed to liquidity risk as we have to be able to pay our short and long-term obligations when they are due. We have a centralized approach to reduce the exposure to liquidity risk which aims at matching the contractual maturities of our short and long-term obligations with its cash position. Our policy is to finance our operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and subsidiary financing companies.

We manage the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, we closely monitor the contractual maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term. A liquidity gap analysis is performed on a quarterly basis in which we anticipate large future cash inflows and outflows.

Self-Insurance Risk. We manage our insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, we consider our success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market.

The main risks covered by our insurance policies are the following:

•	Property damage and business interruption caused by fire, explosion, natural events or other perils.

•	Liability incurred because of damage caused to others by our operations, products and services.

In addition to our policies, we purchase, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or workers’ compensation.

Our U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims and healthcare including medical, pharmacy, dental and short-term disability. The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program is to provide our U.S. operations with continuing flexibility in their risk management program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, ranges from $0.5 million to $1 million per accident for workers’ compensation, $5 million per accident for vehicle liability and $3 million per accident for general liability, with an additional $2 million retention in excess of the primary $3 million general liability retention for pharmacy liability. We are insured for costs related to the covered claims, including defense costs, in excess of these retentions. We believe that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of its existing reserves.

Our property insurance in the United States includes self-insured retentions per occurrence of $10 million for named wind storms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Self-insurance provisions of €122 million are included as liabilities on the balance sheet. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

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

In 2008, according to the U.S. Bureau of Economic Analysis, the U.S overall inflation was 5.4% (4.1% in 2007 and 2.5% in 2006) and food inflation was 5.6% (4.2% in 2007 and 1.7% in 2006), driven by higher commodity prices. Increased inflation, while helping revenue growth in value had a negative impact on revenues in terms of volume (number of items purchased per transaction). We also experienced increases in payroll expenses and energy prices. We were able to largely offset the negative effect of increased inflation on our operating margin due to a favorable sales mix driven by improved private brand penetration and also improved inventory management and various cost saving initiatives.

In 2007, our U.S operating companies experienced increased payroll expenses and rising fuel prices. Due to a combination of sales mix improvements, margin optimization at Food Lion and excellent inventory management at Hannaford, partially offset by price investments at Hannaford and Sweetbay, we were able to maintain our operating margin at 5.6%.

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

During 2008, 2007 and 2006, Delhaize Belgium experienced product cost, utility cost and labor rate increases. Delhaize Belgium continued to improve its competitive price position resulting in lower gross margin. Although there is the risk that inflation in Southeast Asia and in other European countries where we operate could have an effect on our results, such inflation has not had a material effect on our sales or results of operations to date.

Economic Conditions. In 2008, consumers felt the rising pressure of inflation, the threat of increasing unemployment and declining real estate and financial market values. Similarly, early 2009 has presented a challenging economic environment, including uncertainty and the possibility of moving from a period of inflation to one of deflation. The continuation of this challenging economic environment may reduce consumer spending or change purchasing habits, and requires us to be very price competitive.

In response to these economic challenges, among other things we have taken actions to positively impact our cost structure and have made price investments and sales mix improvements. Related to this, we have executed plans that have increased our offering of private brand products, and have continued to offer innovative solutions such as easy-to-prepare meal concepts as a cost-effective alternative to restaurant visits.

RECENT EVENTS AND OUTLOOK

Recent Events

On January 2, 2009, we entered into an agreement to integrate two of our affiliated stores (Knauf Center Schmëtt SA and Knauf Center Pommerlach SA), based in Luxembourg, into our operated sales network. We acquired 100% of the shares and voting rights of these two companies for an acquisition price of €25 million, subject to contractual adjustments. The results of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA will be consolidated in our results from January 1, 2009.

On February 2, 2009, we issued $300 million Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principal amount with the net proceeds to be used for general corporate purposes, including the payment of maturing debt. The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of their aggregate principal amount in the event of a change of control over the Company. The Senior Notes are not listed at any stock exchange, but were offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission. Simultaneously, we entered into a five year, cross-currency, fixed-for-fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in exchange rates. We have designated and documented the transaction in accordance with IAS 39 as a cash flow hedge and will account for it, as detailed in Note 2, correspondingly, as of the date of issuance. The critical terms of the hedging instrument match the terms of the hedged item.

As of February 18, 2009, we appointed Citibank, N.A. as successor depositary for our American Depositary Receipts program. In connection with such appointment we entered into an amended and restated deposit agreement, dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder, which we refer to as the deposit agreement. The deposit agreement is summarized in this Annual Report on Form 20-F under Item 10. “Additional Information” under the sub-heading “Description of Delhaize Group American Depositary Shares.” That summary is qualified by reference to the form of the deposit agreement filed as Exhibit (a) to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on January 20, 2009.

On March 13, 2009, we entered into an agreement, through our fully-owned subsidiary Mega Image, to acquire four stores operated under the banner Prodas in Bucharest. The acquisition price was €6 million, subject to contractual adjustments. The acquisition is subject to customary conditions and the approval of the Romanian antitrust authorities. It is expected that the transaction will close in the third quarter of 2009.

On April 30, 2009, our convertible bonds issued in 2004, with an outstanding balance of €170 million at December 31, 2008, matured and were repaid.

On May 18, 2009, our Euro Bonds issued in 1999, with an outstanding balance of €150 million at December 31, 2008, matured and were repaid.

On May 18, 2009, we announced the launch of a tender offer for all of the shares of our Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”) which are not yet held by any of the consolidated companies of Delhaize Group. The shares of Alfa-Beta are currently listed and admitted for trading on the “Big Capitalization Market” of the Athens Exchange (BASIK). As of June 4, 2009, Delhaize Group owned 8,385,528 of Alfa-Beta’s common registered shares, or approximately 65.86% of the total outstanding share capital. We are offering to acquire the currently remaining 4,347,192 common registered shares, representing approximately 34.14% of the total outstanding share capital and voting rights in Alfa-Beta for €30.5 per share. This represents a premium of €6.02 per share compared to the volume weighted closing stock market price (“VWAP”) of the last three months prior to the tender offer and a premium of €4.55 per share compared to VWAP of the last six months prior to the tender offer. The acceptance period of the tender offer, during which Alfa-Beta’s shareholders may tender their shares, began on June 12, 2009 and will end on July 9, 2009. In the event that our interest in Alfa-Beta reaches at least 90% of the voting rights, we will exercise our statutory right to acquire the remaining Alfa-Beta shares. Further, in case of reaching 95% of the voting rights in Alfa-Beta, we will initiate the process for delisting Alfa-Beta’s shares from the Athens Exchange.

At our Ordinary and Extraordinary General Meeting of shareholders on May 28, 2009, our shareholders approved the distribution of a €1.48 gross dividend per share for fiscal year 2008. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.11 per share. The 2008 dividend became payable to owners of our ordinary shares beginning on June 4, 2009 against coupon number 47. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 9, 2009.

Outlook

We plan to end 2009 with a store network of between 2,744 and 2,754 stores, as a result of the net addition of 71 to 81 stores. We expect capital expenditures (excluding finance leases) of approximately €600 to 620 million during 2009 (based on the average exchange rate in 2008 of 1 EUR = 1.4708 USD), including approximately $580 to 600 million for the U.S. operations of Delhaize Group.

In 2009, we plan to open approximately 38 to 43 new supermarkets in the U.S., including 30 to 35 Food Lion stores under the banners Food Lion, Bottom Dollar, Bloom and Harveys (compared to 30 in 2008), five Hannaford stores (compared to three in 2008) and three Sweetbay stores (four in 2008). In addition, we plan to close approximately 27 stores. This includes seven underperforming Sweetbay stores, seven stores that will be relocated (six Food Lion stores and one Hannaford store) and 13 other stores. This will result in a net increase of between 11 to 16 stores to a total number of between 1,605 and 1,610 stores at the end of 2009. Approximately 52 U.S. stores will be remodeled in 2009, including 43 stores as part of Food Lion’s market and store renewal programs. Two market renewals are planned by Food Lion for the year 2009: Daytona, Florida and Columbia, South Carolina.

We expect to end 2009 with a store network in our Delhaize Belgium segment of between 800 and 805 stores, as a result of the addition of 25 to 30 net stores (including the divestiture of four German stores), including one company-operated supermarket. We plan to remodel 17 stores in Belgium in 2009.

In 2009, the sales network of Alfa-Beta in Greece is expected to be extended by 16 new stores, excluding acquisitions, to a total of 217 stores.

In 2009, we expect to increase our sales network by 19 stores in our Rest of the World segment to a total of 122 stores.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers and Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. In addition, the shareholders have determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers and Didier Smits, are independent under the criteria set forth in the Belgian Company Code. The Board of Directors met seven times in 2008. Following a recent change in the Belgian Company Code, as of May 28, 2009, Didier Smits is no longer considered independent under the Belgian Company Code because he has served on the board of directors as a non-executive director for more than three terms.

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

On August 1, 2008, Jack L. Stahl was appointed as director by the board of directors to fill the un-expired term of Dr. William L. Roper (who resigned as director as of July 31, 2008), which ends at the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009. On April 29, 2009, the extraordinary general meeting of our shareholders confirmed this mandate of Mr. Stahl as a director. On May 28, 2009, the shareholders at the Ordinary General Meeting renewed the terms of Count Jacobs de Hagen, Mr. Pierre-Olivier Beckers, Ms. Claire Babrowski and Mr. Didier Smits as directors for three years. The shareholders acknowledged that Count Jacobs de Hagen, Ms. Claire Babrowski and Mr. Jack L. Stahl satisfy the requirements for independence under the Belgium Company Code, and appointed them as independent directors thereunder.

Our current Board of Directors and biographical information concerning such individuals are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Georges Jacobs de Hagen	Chairman	May 2003	2012
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2012
Claire Babrowski	Director	May 2006	2012
François Cornélis	Director	May 2008	2011
Arnoud de Pret Roose de Calesberg	Director	May 2002	2011
Jacques de Vaucleroy	Director	May 2005	2011
Hugh G. Farrington	Director	May 2005	2011
Richard Goblet d’Alviella	Director	May 2001	2010
Robert J. Murray	Director	May 2001	2010
Didier Smits	Director	May 1996	2012
Jack Stahl	Director	August 2008	2010
Luc Vansteenkiste	Director	May 2005	2011

Georges Jacobs de Hagen (1940). Count Jacobs de Hagen has been Chairman of our Board of Directors since January 1, 2005. Count Jacobs de Hagen is also our Chairman of the Remuneration and Nomination Committee. He started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (a pharmaceutical and chemical group based in Belgium) in 1970 and was Chairman of its Executive Committee from 1987 until the end of 2004. Count Jacobs de Hagen serves on the Board of Directors of Belgacom and Brussels Airlines. He was President of BUSINESSEUROPE (formerly UNICE, Union of Industrial and Employers’ Confederations of Europe) between 1998 and 2003. He is Honorary Chairman of the Federation of Belgian Companies. Count Jacobs de Hagen is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, US).

Pierre-Olivier Beckers (1960). Mr. Beckers has been our President and Chief Executive Officer since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. He is on the Board of Directors of the

Food Marketing Institute and since July 2008, he is Chairman of the CIES—The Food Business Forum (an international food business network serving as interface between more than 400 retailers and suppliers from 50 countries). He is the President of the BOIC (Belgian Olympic Committee) since December 2004, with a current term expiring in 2013. Mr. Beckers is also a Board member of Guberna (a Belgian network for directors and companies that offers a platform for exchange of experience and best practices fostering good corporate governance) and The Belgian Corporate Governance Committee.

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

Mr. François Cornélis (1949). Mr. Cornélis has been Vice Chairman of the Executive Committee of Total and President of its chemicals division since 2003. He joined PetroFina in 1973 and was appointed CEO and Managing Director of PetroFina in 1990. He became Vice Chairman of the Executive Committee first of TotalFina after the merger of Total and PetroFina in 1999, and in 2000 of TotalFinaElf (renamed Total in 2003) after the merger with Elf. Mr. Cornélis is Chairman of the Royal Automobile Club of Belgium and a member of the Global Advisory Council of The Conference Board and Chairman of its European Steering Committee. He is also a director of Sofina. Mr. Cornélis holds a degree in mechanical engineering from the Université Catholique de Louvain (UCL), Belgium.

Arnoud de Pret Roose de Calesberg (1944). Arnoud de Pret Roose de Calesberg was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Arnoud de Pret is a member of the Board of Directors of, amongst others, the brewery company Anheuser-Busch Inbev, Umicore, SIBELCO and UCB. Arnoud de Pret holds a Commercial Engineer’s degree from the Université Catholique de Louvain (UCL), Belgium.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is member of the Executive Board of ING Group and CEO of ING Insurance Europe. He has over 20 years of experience in the financial services sector. Jacques de Vaucleroy holds a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussels, Belgium).

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

Richard Goblet d’Alviella (1948). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is Vice-Chairman of the Board of Directors of Sofina as well as a member of the Board of Directors of a number of the companies in which Sofina has interests or is affiliated, such as GDF-Suez, Eurazeo, Danone and Caledonia Investments. Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School.

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

Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola, Americas, and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl currently serves on the Boards of pharmaceutical company Schering-Plough and the soft drinks company Dr. Pepper Snapple Group. He is also a Board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Luc Vansteenkiste (1947). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and of Telindus Group and member of the Board of the Belgian companies Sioen, Ter Beke Vleeswaren, Compagnie du Bois Sauvage and Fortis Bank. Mr. Vansteenkiste is Honorary Chairman of the Federation of Belgian Companies and Board member of Guberna. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

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

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Robert J. Murray, who is the Chair, Claire Babrowski, Count de Pret Roose de Calesberg and Jack Stahl. Effective May 28, 2009, Didier Smits resigned as member of the Audit Committee because he no longer was independent under the Belgian Company Code from that date. Mr. Stahl replaced Mr. Smits at that time. Our Terms of Reference of the Audit Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Robert J. Murray, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2008, the Audit Committee met five times.

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

The Remuneration and Nomination Committee is composed solely of independent directors. The members of the Remuneration and Nomination Committee are Georges Jacobs de Hagen, who is the Chair, Count Goblet d’Alviella, Hugh G. Farrington and Robert J. Murray. In 2008, the Remuneration and Nomination Committee met five times. Our Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

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

Greece. Renaud Cogels, Executive Vice President and the Chief Executive Officer of Southeastern Europe and Asia, is responsible for Alfa-Beta. Mr. Cogels will retire from this position on June 30, 2009, at which time Konstantinos Macheras, our Chief Executive Officer for Alfa-Beta, will be responsible for Alfa-Beta.

Rest of World. Renaud Cogels additionally is responsible for Mega Image (Romania) and Lion Super Indo (Indonesia). Upon Mr. Cogels’ retirement on June 30, 2009, Mr. Macheras, who also is our Chief Executive Officer for Mega Image, will be responsible for Mega Image. Also at that time, Stéfan Descheemaeker, our Executive Vice President and Chief Financial Officer, will be responsible for Lion Super Indo.

Executive Committee

Our Chief Executive Officer, Pierre-Olivier Beckers, is in charge of our day-to-day management with the assistance of the Executive Committee. The Executive Committee, chaired by our Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of our company. The age limit set by the Board for the Chief Executive Officer is 65.

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

Name	Position	Executive Officer/Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990

Richard A. Anicetti	Executive Vice President	2002

Renaud Cogels (a)	Executive Vice President	1988

Michel Eeckhout	Executive Vice President	2005

Ronald C. Hodge	Executive Vice President	2002

Nicolas Hollanders	Executive Vice President	2007

Stéfan Descheemaeker (b)	Executive Vice President and Chief Financial Officer	2009

Michael Waller	Executive Vice President and General Counsel	2001

(a)	On June 30, 2009, Mr. Cogels will retire from his Executive Committee position.
(b)	On January 5, 2009 Stéfan Descheemaeker joined Delhaize Group as our new Chief Financial Officer and Executive Vice President responsible for finance and strategy. Mr. Descheemaeker replaces Craig Owens, who left the Company on September 30, 2008 to accept the offer of Campbell Soup Company (NYSE: CPB) to become its Chief Financial Officer and Chief Administrative Officer.

Richard A. Anicetti (1957). Mr. Anicetti has been Executive Vice President and President and Chief Executive Officer of Food Lion since August 2002. Mr. Anicetti began his food industry career at Hannaford Bros. Co. in 1980. After completing the company’s retail management training program, he held a progression of roles of increasing responsibility and was ultimately named head of the southeastern operations of Hannaford. Mr. Anicetti joined Food Lion in August 2000 as Chief Operating Officer and was promoted to President in September 2001. He is a member of the Board of Directors of the Food Bank of Central & Eastern North Carolina, the North Carolina Chamber, the CIES US Advisory Counsel, the Executive Committee of the Carolinas Food Industry Council and is a member of the Duke Children’s Hospital National Advisory Board. He also serves as Vice Chair of the North Carolina Retail Merchants Association, serves on the Board of Trustees of Bennett College and is Vice Chairman of the Executive Committee of the Johnnetta B. Cole Global Diversity and Inclusion Institute at Bennett College. He earned his Bachelor’s degree in Political Science from Bowdoin College in Brunswick, Maine.

Renaud Cogels (1949). Mr. Cogels is an Executive Vice President of our company, Head of Global Sourcing, and Chief Executive Officer Southeastern Europe and responsible for our Asian operations. Mr. Cogels was General Manager of Delhaize Belgium from 1991 until 2001 and Chief Executive Officer of Delhaize Europe from 2001 until 2005. After starting his career in the banking industry, Mr. Cogels joined us in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He also became successively responsible for marketing, non-food buying, logistics and information technology. From 1987, Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed as a member of our Executive Committee. Mr. Cogels received a Master’s degree in economics at the University of Leuven.

Stéfan Descheemaeker (1960). Mr. Descheemaeker is Executive Vice President and Chief Financial Officer since 2009. Prior to joining Delhaize Group, Mr. Descheemaeker spent 12 years at Anheuser-Busch InBev. In 1996, he joined the Belgian brewer where he became head of Strategy & External Growth, managing its M&A operations, culminating with the merger of Interbrew and AmBev in 2004. At that point in time, he transitioned to operational management, in charge of respectively the brewer’s operations in the U.S. and Mexico, Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined its Board as non-executive director. He started his career with Cobepa, which at that time was the Benelux investment company of BNP-Paribas. He later joined the holding company Defi as CEO of its financial subsidiary Definance. Mr. Descheemaeker holds a Masters’ degree as Commercial Engineer, Solvay Business School, Brussels, Belgium.

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

Ronald C. Hodge (1948). Mr. Hodge is Executive Vice President of our company and Chief Executive Officer of Hannaford and responsible for our Sweetbay Supermarket operations. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He became President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996. Mr. Hodge holds a Bachelor of Science degree in business administration from Plymouth State College, Plymouth, New Hampshire.

Nicolas Hollanders (1962). Mr. Hollanders is Executive Vice President of Human Resources and Organizational Development since 2007. He started his career as a lawyer. In 1989, he joined Delvaux, a Brussels-based manufacturer and distributor of luxury leather goods and accessories, first as General Manager, and from 1993 as Managing Director. In 1995, Mr. Hollanders joined the executive search firm Egon Zehnder International, where he served successively as consultant, principal and partner. He is Global Head of Egon Zehnder’s Worldwide Life Sciences Practice Group. Mr. Hollanders is Chairman of the Jury “Hors pistes” of the King Baudouin Foundation and founding member and Chairman of Child Planet, a foundation aimed at improving conditions in children’s hospitals. Mr. Hollanders holds a Master’s degrees in Law and Notary Law and a Post Graduate degree in Economics from the University of Leuven.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

Our directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. The maximum amount approved by the shareholders is €80,000 per year per director, increased by an additional amount of up to €10,000 per year for the Chairman of any standing committee of the Board and an amount of up to €5,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (inclusive of any amount due as Chairman of any standing committee).

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. For some non-Belgian directors, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. The aggregate amount of remuneration granted for fiscal year 2008 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director.

Remuneration Granted for Fiscal Year 2008 to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

(in EUR)	2008
Non-Executive Directors
Count Jacobs de Hagen	160,000
Claire Babrowski	85,000
Count de Pret Roose de Calesberg	85,000
François Cornélis (1)	48,791
Hugh G. Farrington	85,000
Count Goblet d’Alviella	85,000
Robert J. Murray	95,000
Dr. William L. Roper (2)	46,739
Didier Smits	85,000
Jack L. Stahl (3)	33,261
Baron Vansteenkiste	80,000
Jacques de Vaucleroy	80,000
Total remuneration non-executive directors	968,791
Executive Director
Pierre-Olivier Beckers (4)	80,000

Total remuneration to all directors	1,048,791

(1)	Prorated: Mr Cornélis became member of the Board of Directors effective May 22, 2008.
(2)	Prorated: Mr Roper resigned from the Board of Directors effective July 31, 2008.
(3)	Prorated: Mr Stahl became member of the Board of Directors effective August 1, 2008.
(4)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Remuneration Granted for Fiscal Year 2008 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

For the fiscal year ended December 31, 2008, the aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities was €8.8 million, including €5.9 million in total short-term compensation and €2.9 million in certain long-term compensation, compared to €12.5 million, (€7.3 million and €5.2 million), respectively in 2007. The number of members of the Executive Committee ranged from 7 to 8 in fiscal year 2008 and from 8 to 10 in fiscal year 2007. An aggregate number of 176,400 Delhaize Group stock options/warrants and 37,546 restricted stock units were granted to members of the Executive Committee in 2008, the value of which is not included in the €8.8 million.

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. Mr. Beckers’ director fee is set forth in the table above. For the year ended December 31, 2008, the aggregate amount of compensation paid to Mr. Beckers as an executive was €2.45 million. The compensation of Mr. Beckers was comprised of base pay of €0.9 million, an annual bonus of €0.7 million, other short-term benefits valued at €0.05 million, retirement and post-employment benefits valued at €0.4 million and other long-term benefits valued at €0.4 million. A total of 42,000 Delhaize Group stock options/warrants and 12,234 restricted stock units were granted to Mr. Beckers in 2008, the value of which is not included in the €2.45 million.

The Europe-based members of the Executive Committee benefit from a defined benefit group insurance system that is contributory and based on the individual’s career length. The U.S.-based members of the Executive Committee participate in profit sharing plans as well as defined benefit plans in effect at their respective operating companies. We expensed an aggregate amount of €1.0 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2008, which amount is included in the €8.8 million aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and long-term incentive plans. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any members of the Executive Committee.

Equity Compensation of Executive Management. In 2008, 176,400 stock options were granted to members of our Executive Committee. The exercise price per share for the stock options granted in 2008 amounted to €49.25 for options on ordinary shares traded on Euronext Brussels and $74.76 for options related to our American Depositary Shares traded on the New York Stock Exchange. The options granted in May 2008 under the Delhaize Group 2002 Stock Incentive Plan for executives of our U.S. operating companies vest over a three-year period following the grant date. Options granted in May 2008 under the 2007 Stock Option Plan for other executives vest after a three and a half year period following the grant date.

The restricted stock unit awards granted in 2008, represent a commitment of Delhaize Group to deliver shares of our stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in our trading policies.

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2008 to our Chief Executive Officer and the other members of the Executive Committee. For additional information regarding equity compensation of executive management, see “Long-Term Incentive Plans” and Note 29 to the consolidated financial statements included in this document.

	2008
Executive Management	Stock Options/ Warrants	Restricted Stock Unit Awards
Pierre-Olivier Beckers	42,000	12,234
Rick Anicetti	26,900	7,109
Renaud Cogels	18,000	—
Michel Eeckhout	16,500	—
Ron Hodge	19,500	5,139
Nicolas Hollanders	10,500	1,660
Craig Owens	24,200	6,437
Michael Waller	18,800	4,967
Total	176,400	37,546

Share Ownership Guidelines. We believe that our executive officers should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and our executive officers. In 2008, our Board of Directors adopted share ownership guidelines based on the recommendation of our Remuneration and Nomination Committee. Under these guidelines and during their active employment, each of our Chief Executive Officer and our other executive officers is expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of such officer’s annual base salary. These multiples are as follows:

•	Chief Executive Officer: 300% of annual base salary

•	U.S.-based executive officers: 200% of annual base salary

•	European-based executive officers: 100% of annual base salary

The difference in share ownership guidelines between U.S.-based and European-based management is due to the different market practices in these regions and the differences between the instruments available for executive officer remuneration. In the U.S., equity based compensation is more widely encouraged than in Europe.

Our executive officers are expected to achieve the share ownership levels by the end of 2012. New executive officers will be allowed a period of 5 years to achieve the recommended share ownership levels. Our Remuneration and Nomination Committee will monitor the compliance with these guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination Arrangements with Executive Managers.

Our Executive Managers, in accordance with employment-related agreements and applicable law, are compensated in line with our Remuneration Policy and are assigned duties and responsibilities in line with current market practice for their position and with our Terms of Reference of Executive Management. Executive Managers are required to abide by our policies and procedures, including our Code of Business Conduct and Ethics, and are subject to confidentiality and non-compete obligations to the extent authorized by law. Executive Managers are also subject to other clauses typically included in employment agreements for executives.

The employment agreements of the Chief Executive Officer Pierre-Olivier Beckers and other members of Executive Management who have a Belgian employment, do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

For the U.S. members of Executive Management, their contracts provide the payment of 2 to 3 times the base salary and annual incentive bonus of the Executive Manager and the continuation of our health and welfare benefits for a comparable period in the event of the termination of their employment by our company without cause or by an Executive Manager for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

EMPLOYEES

As of December 31, 2008, we employed approximately 141,000 employees (of which approximately 64,400 were full-time employees and approximately 76,600 were part-time employees) compared to approximately 137,800 as of December 31, 2007. As of December 31, 2008, we employed approximately 108,800 employees in the United States, approximately 17,200 in Belgium, and approximately 15,000 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2008, the directors and the members of our Executive Committee (20 persons) as a group owned 389,141 Delhaize Group ordinary shares or ADRs, which represented approximately 0.39% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2008, the members of our Executive Committee owned as a group 657,604 stock options, warrants and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

LONG-TERM INCENTIVE PLANS

Overview

We offer to certain of our management associates, including the members of our Executive Committee, a long-term incentive plan which is comprised of a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following breakdown:

•

Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to (i) the Delhaize Group share price on the date of the grant; (ii) the share price on the working day preceding the offering of the option; or (iii) the average price of the Delhaize Group share price for the 30 days prior to the offering of the option. Options can be exercised in accordance with our securities trading policies, which allow for vested options to be exercised only during specified trading windows. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a period of three year period following the grant date. Options typically expire 7-10 years after the grant date.

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

Based on currently applicable Belgian law and our Articles of Association, any person or legal entity which owns or acquires (directly or indirectly, by ownership of American Depositary Shares or otherwise) shares or other securities of Delhaize Group granting voting rights (representing the share capital or not) must disclose to us and to the Belgian Banking, Finance and Insurance Commission (“BFIC”) the number of securities that such person owns, alone or jointly, when his/her voting rights amount to three percent or more of the total existing voting rights of Delhaize Group. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself three percent at least of the voting rights of Delhaize Group. Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the BFIC and to us at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at a shareholders’ meeting of Delhaize Group the number of securities he/she validly disclosed at the latest twenty days before such meeting.

As of June 16, 2009, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
October 24, 2008 (1)	Rebelco SA (Subsidiary of Sofina SA) Rue de l’industrie 31 1040 Brussels Belgium	4,050,000	4.04%
February 18, 2009	Citibank N.A. (2) 388 Greenwich Street - 14th Floor New York, NY 10013	10,682,499	10.62%
March 31, 2009	AllianceBernstein L.P. 1345 Avenue of the Americas, NY 10105 New York, USA	5,033,297	5.00%

(1)	Situation as of September 1, 2008.
(2)

Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

Number of Shares and Potential Voting Rights of Delhaize Group (1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	100,583,284
Future, potential or not, voting rights resulting from exercise of warrants	4,300,998

(1)	As of June 16, 2009.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 10,168,052 ADRs outstanding and 15,878 record owners with a registered address in the United States as of June 16, 2009.

Related Party Transactions

Several of our subsidiaries provide for post-employment benefit plans for the benefit of our employees. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 24 to our annual consolidated financial statements included elsewhere in this annual report.

For additional information regarding related party transactions, see Note 38 to the consolidated financial statements included in this document.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

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

Legal Proceedings

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, and during which we believe that customer credit and debit card data were stolen. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses, was obtained by any unauthorized person. Various lawsuits have been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the lawsuits and claims vigorously, we cannot predict the outcome of such lawsuits and claims. We cannot predict what actions governmental entities will take, if any, and what the consequences will be for us.

From time to time, we are party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “Risk Factors” under Item 3 “Key Information”.

Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company. For additional information about our dividend policy, see Item 3 “Key Information—Dividends.”

Significant Changes

On January 2, 2009, we entered into an agreement to integrate two of our affiliated stores (Knauf Center Schmëtt SA and Knauf Center Pommerlach SA), based in Luxembourg, into our operated sales network. We acquired 100% of the shares and voting rights of these two companies for an acquisition price of €25 million, subject to contractual adjustments. The results of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA will be consolidated in our results from January 1, 2009.

On February 2, 2009, we issued $300 million Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principal amount with the net proceeds to be used for general corporate purposes, including the payment of maturing debt. The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of their aggregate principal amount in the event of a change of control over the Company. The Senior Notes are not listed at any stock exchange, but were offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission. Simultaneously, we entered into a five year, cross-currency, fixed-for-fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in exchange rates. We have designated and documented the transaction in accordance with IAS 39 as a cash flow hedge and will account for it, as detailed in Note 2, correspondingly, as of the date of issuance. The critical terms of the hedging instrument match the terms of the hedged item.

As of February 18, 2009, we appointed Citibank, N.A. as successor depositary for our American Depositary Receipts program. In connection with such appointment we entered into an amended and restated deposit agreement, dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder, which we refer to as the deposit agreement. The deposit agreement is summarized in this Annual Report on Form 20-F under Item 10. “Additional Information” under the sub-heading “Description of Delhaize Group American Depositary Shares.” That summary is qualified by reference to the form of the deposit agreement filed as Exhibit (a) to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on January 20, 2009.

On March 13, 2009, we entered into an agreement, through our fully-owned subsidiary Mega Image, to acquire four stores operated under the banner Prodas in Bucharest. The acquisition price was €6 million, subject to contractual adjustments. The acquisition is subject to customary conditions and the approval of the Romanian antitrust authorities. It is expected that the transaction will close in the third quarter of 2009.

On April 30, 2009, our convertible bonds issued in 2004, with an outstanding balance of €170 million at December 31, 2008, matured and were repaid.

On May 18, 2009, our Euro Bonds issued in 1999, with an outstanding balance of €150 million at December 31, 2008, matured and were repaid.

On May 18, 2009, we announced the launch of a tender offer for all of the shares of our Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”) which are not yet held by any of the consolidated companies of Delhaize Group. The shares of Alfa-Beta are currently listed and admitted for trading on the “Big Capitalization Market” of the Athens Exchange (BASIK). As of June 4, 2009, Delhaize Group owned 8,385,528 of Alfa-Beta’s common registered shares, or approximately 65.86% of the total outstanding share capital. We are offering to acquire the currently remaining 4,347,192 common registered shares, representing approximately 34.14% of the total outstanding share capital and voting rights in Alfa-Beta for €30.5 per share. This represents a premium of €6.02 per share compared to the volume weighted closing stock market price (“VWAP”) of the last three months prior to the tender offer and a premium of €4.55 per share compared to VWAP of the last six months prior to the tender offer. The acceptance period of the tender offer, during which Alfa-Beta’s shareholders may tender their shares, began on June 12, 2009 and will end on July 9, 2009. In the event that our interest in Alfa-Beta reaches at least 90% of the voting rights, we will exercise our statutory right to acquire the remaining Alfa-Beta shares. Further, in case of reaching 95% of the voting rights in Alfa-Beta, we will initiate the process for delisting Alfa-Beta’s shares from the Athens Exchange.

At our Ordinary and Extraordinary General Meeting of shareholders on May 28, 2009, our shareholders approved the distribution of a €1.48 gross dividend per share for fiscal year 2008. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.11 per share. The 2008 dividend became payable to owners of our ordinary shares beginning on June 4, 2009 against coupon number 47. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 9, 2009.

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

Delhaize Group American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares, are traded on the New York Stock Exchange under the symbol “DEG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, as Depositary under the Deposit Agreement dated as of February 18, 2009, among the Company, Citibank and holders from time to time of ADRs issued thereunder.

Stock Price Information

In 2008, the average Delhaize Group market capitalization was €4.6 billion. An aggregate of 146.7 million Delhaize Group ordinary shares were traded on Eurolist by Euronext Brussels for a total of €6.8 billion, and an aggregate of 8.9 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $0.6 billion. The highest closing share price on Eurolist by Euronext Brussels was €59.67 and the lowest was €32.80, and the highest closing ADR price on the New York Stock Exchange was $89.05 and the lowest was $43.68. The average daily trading volume on Eurolist by Euronext Brussels was €26.4 million, or an average daily volume of 573,084 shares, and the average daily trading volume on the New York Stock Exchange was $2.3 million, or an average daily volume of 35,149 ADRs.

In 2007, the average Delhaize Group market capitalization was €6.0 billion. An aggregate of 121.9 million Delhaize Group ordinary shares were traded on Eurolist by Euronext Brussels for a total of €8.1 billion, and an aggregate of 7.9 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $0.7 billion. The highest closing share price on Eurolist by Euronext Brussels was €75.47 and the lowest was €56.05, and the highest closing ADR price on the New York Stock Exchange was $102.97 and the lowest was $81.34. The average daily trading volume on Eurolist by Euronext Brussels was €31.9 million, or an average daily volume of 478,103 shares, and the average daily trading volume on the New York Stock Exchange was $2.9 million, or an average daily volume of 31,119 ADRs.

As of June 16, 2009, Delhaize Group had a market capitalization of €4.9 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 16, 2009, the last reported price for a Delhaize Group ordinary share, as reported on Euronext Brussels, was €48.58. On June 16, 2009, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $66.74.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2009
June (through June 16)	51.69	47.10	71.88	64.69
May	55.00	50.35	74.35	66.89
April	52.85	47.45	69.63	61.50
March	50.49	43.47	67.71	54.41
February	50.60	44.68	65.87	56.99
January	50.40	42.81	66.28	56.20
2008
December	49.16	43.46	65.79	57.18

Quarterly Highs and Lows:
2009
First Quarter	50.60	42.81	67.71	54.41
2008
First Quarter	59.67	45.10	86.68	68.00
Second Quarter	57.79	42.00	89.05	66.42
Third Quarter	46.14	32.80	66.97	54.81
Fourth Quarter	49.50	34.51	65.79	43.68
2007
First Quarter	70.10	62.55	93.90	81.50
Second Quarter	75.47	68.71	101.30	92.00
Third Quarter	74.70	63.63	102.97	86.10
Fourth Quarter	69.92	56.05	98.73	81.34
Annual Highs and Lows:
2008	58.74	35.29	89.05	43.68
2007	75.47	56.05	102.97	81.34
2006	66.85	49.55	84.98	62.06
2005	59.55	46.50	78.62	56.97
2004	59.30	36.83	79.25	43.53
2003	43.70	12.23	51.04	13.25

Custody, Clearing and Settlement of Delhaize Group Ordinary Shares

Since January 1, 2008, Delhaize Group ordinary shares underlying the Delhaize Group ADRs are available only in dematerialized form and are represented by entries, under the name of ING Bank SA, acting on as local depositary of Citibank, in the books of Euroclear Belgium (the commercial name for CIK SA/NV).

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

SUMMARY OF PROVISIONS OF THE ARTICLES OF ASSOCIATION AND OTHER MATTERS

Register Information

We are registered with the Register of legal entities of Brussels under the registration number 0402.206.045.

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

Compensation of Directors. For information on the compensation of directors, see “Item 6. Directors, Senior Management and Employees – Compensation of Directors and Executive Officers of Delhaize Group.”

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of June 16, 2009, our corporate capital was €50,291,642. The issuance premium on our capital was €2,724,543,587. This corporate capital was represented by 100,583,284 Delhaize Group ordinary shares. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of €9,678,897. As of June 16, 2009, the Board of Director’s authorization had been used for an amount of €415,212, so that the amount of authorized capital remaining available as of that date was €9,263,685. This authorization will expire in June 2012, but may be renewed.

Form of Ordinary Shares. Our ordinary shares may be in dematerialized form, bearer form or registered form. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. Bearer securities (titres au porteur / effecten aan toonder) are securities represented by a certificate which entitle its holder to exercise all rights attached to the security merely by holding it. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of a depositary institution. Registered securities (titres nominatifs / effecten op naam) are securities that can only be represented by entries in a shares register held by the company.

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

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2008, our statutory reserve amounted to 10% of our capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, our shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to €9,678,897 for a period of five years expiring on June 18, 2012. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 16, 2009, the amount remaining available under this authorization was €9,263,685.

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

Under our Articles of Association, the annual general meeting of our shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is not a business day, our Articles of Association provide that the meeting must take place either the preceding or the following business day. Extraordinary general meetings of the shareholders may be called by our Board of Directors or by our statutory auditor. The Board of Directors or the statutory auditor is required to call an extraordinary general meeting of our shareholders upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

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

Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of our fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, our Board of Directors is to provide the annual accounts to our statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of our shareholders. Fifteen days before the date of our annual general meeting, the shareholders are entitled to review, at Delhaize Group’s registered office, a copy of the annual accounts as prepared by our Board of Directors, and the reports drawn up by our Board of Directors and by our statutory auditor. In addition, we are required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, we will furnish to our shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by our shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of our Directors and our statutory auditor. This discharge of liability is valid only when the financial statements submitted by our Board of Directors contain no omissions of necessary information or misstatements as to the true condition of our company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, our Articles of Association, is valid only if such actions have been mentioned in the notice of our annual general meeting of shareholders.

Ownership Reporting

Belgian Law. Pursuant to legal provisions in force and our Articles of Association, any person or legal entity which owns or acquires (directly or indirectly, by ownership of American Depositary Shares or otherwise) shares or other securities of Delhaize Group granting voting rights (representing the share capital or not) must disclose to us and to the BFIC the number of securities that such person owns, alone or jointly, when his/her voting rights amount to three percent or more of the total existing voting rights of Delhaize Group. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself three percent at least of the voting rights of Delhaize Group. Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the BFIC and to us at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at a shareholders’ meeting of Delhaize Group the number of securities he/she validly disclosed at the latest twenty days before such meeting.

We are not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company

Members of a corporate body, persons discharging executive responsibilities within Delhaize Group and having regular access to inside information relating to Delhaize Group, and persons closely associated with them, who acquire or transfer Delhaize Group ordinary shares or Delhaize Group ADRs must also disclose such acquisition or transfer to the BFIC within five business days from the date of the relevant transaction. However, if the aggregate euro amount of all transactions by such person for any calendar year has not yet reached five thousand euros, the report to the BFIC may be delayed until January 31 of the following year. Failure to comply with such requirements may give rise to administrative fines.

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

At the extraordinary general meeting held on May 28, 2009, our shareholders authorized our Board of Directors to acquire in the ordinary course of business up to 10% of our outstanding shares at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group ordinary share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for a period of two years, replaces the one granted in May 2008. Such authorization also relates to the acquisition of our shares by one or several of our direct subsidiaries.

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

We acquired 51,867 Delhaize Group ordinary shares (having a par value of €0.50 per share) in 2008 for an aggregate amount of €3 million, representing approximately 0.05% of our share capital and transferred 28,604 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2008, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €98 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2008, Delhaize America repurchased 71,450 Delhaize Group ADRs for an aggregate amount of $4 million, representing approximately 0.07% of our share capital as at December 31, 2008 and transferred 118,946 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2008, we owned 914,716 treasury shares (including ADRs), of which 791,399 were acquired prior to 2008, representing approximately 0.91% of our share capital.

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

In August 2008, Delhaize America engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain stock options held by employees of U.S. subsidiaries of Delhaize Group and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The financial institution completed the purchases allowed under the plan in October 2008, purchasing a total of 71,450 ADRs.

Finally, the Extraordinary General Meeting of Delhaize Group held on May 26, 2005 authorized the Board of Directors to purchase Delhaize Group ordinary shares where such a purchase is necessary to avoid serious and imminent damage to Delhaize Group. Such authorization expired on June 27, 2008.

Change in Control

Ability of Delhaize Group to issue ordinary shares in response to a takeover bid. Under Belgian law, the person intending to make a takeover bid must provide advance notice to the BFIC, which must then notify the target company on the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the target company’s board of directors was previously authorized to issue new shares, it may decide to issue such shares to the extent that:

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

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. At the ordinary general meeting of shareholders held on May 28, 2009, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

At the ordinary general meeting of shareholders held on May 22, 2008, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities. On February 2, 2009 we issued bonds with such a provision, as discussed below under “Material Contracts – Delhaize Group 2009 Senior Notes Offering.”

In addition, at ordinary general meeting of shareholders held on May 24, 2007, our shareholders approved the inclusion of a provision in the bonds that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 10 years, for a maximum aggregate amount between EUR 1.2 and 1.5 billion, granting the holders of such bonds the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of bonds repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities. On June 27, 2007 we issued bonds with such a provision, as discussed below under “Material Contracts – Delhaize Group 2007 Senior Notes Offering.”

Right of lenders under credit agreement to accelerate repayment. The Ordinary General Meeting of Shareholders held on May 22, 2008 approved a change in control clause set out in the USD 500 million 5-year revolving credit facility dated May 21, 2007 entered into by, among others, Delhaize Group, Delhaize America, JP Morgan Chase Bank, and the lenders under such credit facility, as such clause is used in, and for the purpose of, the “Event of Default” described in such credit facility. If a change in control of Delhaize Group occurs, the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees. The terms of the credit agreement are summarized below under “Material Contracts — Delhaize America Credit Agreement.”

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

Management associates of non-U.S. operating companies received warrants granted by our Board of Directors under a 2000 Warrant Plan granting to the beneficiaries the right to subscribe to new ordinary shares of Delhaize Group. They also received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2008 can be found under Note 29 to the consolidated financial statements included in this document.

Ability of Performance Cash Plan beneficiaries to receive the full cash payment with respect to any outstanding grant in case of change of control of Delhaize Group. In 2003, we adopted a global long term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Delhaize Group performance against Board approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over Delhaize Group.

Description of Delhaize Group American Depositary Shares

General. Citibank, N.A., or Citibank, as our depositary bank, will issue the Delhaize Group American Depositary Shares, or ADSs. ADSs may be represented by certificates that are commonly referred to as American Depositary Receipts, or ADRs, or may be issued in un-certificated form. Delhaize Group ADSs represents ownership interests in the Delhaize Group ordinary shares on deposit with Citibank. Each Delhaize Group ADS represents the right to receive one Delhaize Group ordinary share as well as any other securities, cash or other property in respect thereof deposited with Citibank, as depositary, but not distributed to Delhaize Group ADS holders. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York 10013. Citibank has appointed Citibank International PLC in London to act as custodian for the property on deposit in respect of the Delhaize Group ADSs.

Because Citibank actually holds the underlying Delhaize Group ordinary shares, ADS holders generally receive the benefit from such underlying shares through Citibank. An amended and restated deposit agreement among Citibank, as depositary bank, Delhaize Group, and the holders and beneficial owners of Delhaize Group ADSs issued thereunder, which we refer to as the deposit agreement, sets out the obligations of Citibank. New York law governs the deposit agreement, the Delhaize Group ADSs, and any ADRs issued to evidence Delhaize Group ADSs. Belgian law governs the Delhaize Group ordinary shares underlying the Delhaize Group ADSs.

Delhaize Group ADSs may be held either directly (by having an ADS registered in your name – whether issued in certificated or in un-certificated form), or indirectly through a broker or financial institution. This description assumes Delhaize Group ADSs are held directly. If you hold Delhaize Group ADSs indirectly, you must rely on the procedures of your broker or financial institution to assert the rights of Delhaize Group ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The following description is meant to be only a summary of certain provisions of the deposit agreement. It does not restate the terms of the deposit agreement in its entirety. You are urged to carefully read the deposit agreement, and the form of Delhaize Group ADR, as those documents, and not this description, govern the rights of holders of Delhaize Group ADSs. The form of deposit agreement, and of Delhaize Group ADR are available as exhibits to the registration statement on Form F-6 filed with the SEC on January 20, 2009 (Reg. No. 333-156798) and may be retrieved from the SEC’s website at www.sec.gov and from the SEC’s public reference room at 100F Street N.E, Washington D.C. 20549. Copies of the deposit agreement and the form of Delhaize Group ADR are also available for inspection at the principal executive office of the depositary set forth above, and at the office of the custodian, Citibank International Plc located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Dividends and Distributions. Citibank will pay to Delhaize Group ADS holders as of a record date established by Citibank under the terms of the deposit agreement the cash dividends or other distributions it receives on Delhaize Group ordinary shares or other deposited securities, after deducting its fees and expenses. Delhaize Group ADS holders will receive these distributions in proportion to the number of Delhaize Group ordinary shares represented by the Delhaize Group ADSs held.

•

Cash. Citibank will, as promptly as practicable after payment, convert any cash dividend or distribution Delhaize Group pays on its ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a practicable basis and can legally transfer the U.S. dollars to the United States. If at any time Citibank shall determine that in its judgment that such conversion and transfer is not practicable or lawful, or if any approval from any government is required and denied or, in the opinion of Citibank, not obtainable at a reasonable cost or within a reasonable period, the deposit agreement allows Citibank to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

•

Shares. Citibank may distribute additional Delhaize Group ADSs representing any ordinary shares Delhaize Group distributes as a dividend or free distribution, if Delhaize Group requests Citibank to make this distribution. Citibank will only distribute whole Delhaize Group ADSs. In lieu of delivering fractional ADSs, Citibank shall sell the number of ordinary shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds to the holders entitled thereto. If Citibank does not distribute additional cash or Delhaize Group ADSs, each Delhaize Group ADS will thenceforth, to the extent permitted by law, also represent the right to receive the new Delhaize Group ordinary shares Delhaize Group distributed to Citibank.

•

Elective Distributions in Cash or Shares. If Delhaize Group offers to make a distribution payable at the election of Delhaize Group shareholders in cash or in additional ordinary shares, Citibank may, if so requested by Delhaize Group and provided making such elective distribution available to Delhaize Group ADS holders is lawful and reasonably practicable, establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement. If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Belgium would receive upon failing to make an election, as more fully described in the deposit agreement. Citibank is not obligated to make any process available to you to receive an elective distribution of our shares rather than ADSs. There can be no assurances that you will have the opportunity to receive elective distributions on the same terms as the holders of our ordinary shares in Belgium or at all.

•

Rights To Receive Additional Shares. If Delhaize Group offers holders of securities any rights, including rights to subscribe for additional ordinary shares, Citibank may, if so requested by Delhaize Group and provided making the rights available to Delhaize Group ADS holders is lawful and reasonably practicable, take actions necessary to make these rights available to Delhaize Group ADS holders. If Citibank determines that it is not legal or not reasonably practicable to make these rights available to Delhaize Group ADS holders, Citibank may sell the rights and distribute the net cash proceeds to the applicable holders of Delhaize Group ADSs upon the terms of the deposit agreement. Citibank may allow rights that are not distributed or sold to lapse.

United States securities laws may restrict the sale, offer, deposit, cancellation, and transfer of the Delhaize Group ADSs issued after the exercise of rights. Citibank will not offer holders of Delhaize Group ADSs rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to ADR holders. Delhaize Group has no obligation to register under the Securities Act those rights or the securities to which they relate.

•

Other Distributions. Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, Citibank will, if it is reasonably practicable to distribute such property to you and if we have requested that such property be distributed to holders of Delhaize Group ADSs, distribute the property to the holders in a manner it deems practicable. The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, Citibank may sell all or a portion of the property received. If Citibank does not so distribute the property to holders of Delhaize Group ADSs, it may sell the property. The net proceeds of such a sale will be distributed to holders Delhaize Group ADSs as in the case of a cash distribution.

Delhaize Group has no obligation to take any other action to permit the distribution of Delhaize Group ADSs, shares, rights or anything else to Delhaize Group ADS holders. Citibank will not be responsible if it determines that it is unlawful or impractical to make a distribution available to any Delhaize Group ADS holders.

Deposit and Issuance; Partial Entitlement ADSs; Withdrawal and Cancellation.

Deposit and Issuance. Citibank will issue additional Delhaize Group ADSs if you or your broker deposit Delhaize Group ordinary shares with the custodian, along with any appropriate instruments of transfer, or endorsement, together with all such certifications as may be required by Citibank or the custodian in accordance with the deposit agreement. Citibank may also require you to deliver evidence of any necessary approvals of the authority in Belgium, if any, that is responsible for regulating currency exchange at that time, and an agreement transferring your right as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, Citibank will register the appropriate number of Delhaize Group ADSs in the names you request and will issue book-entry Delhaize Group ADSs or, if you specifically request, deliver the Delhaize Group ADRs at its principal executive office to the persons you request. Citibank will only issue Delhaize Group ADSs in whole numbers.

Partial Entitlement ADSs. If any Delhaize Group ordinary shares are deposited which entitle the holders thereof to receive a per-share distribution or other entitlement in an amount different from all other Delhaize Group ordinary shares then on deposit or are not fully fungible with Delhaize Group ordinary shares then on deposit, Citibank may (i) cause its custodian to hold Delhaize Group ordinary shares with partial entitlements separate and distinct from the Delhaize Group ordinary shares with full entitlements, and (ii) subject to the terms of the deposit agreement, issue and deliver partial entitlement ADSs representing Delhaize Group ordinary shares with partial entitlements that are separate and distinct from the ADSs representing Delhaize Group ordinary shares with full entitlements by means of separate CUSIP numbering and legending, as applicable. If and when Delhaize Group ordinary shares with partial entitlements become fully “assimilated”

with the Delhaize Group ordinary shares outstanding, Citibank shall (a) cause its custodian to transfer Delhaize Group ordinary shares with partial entitlements into Citibank’s account containing Delhaize Group ordinary shares with full entitlements, (b) take such actions as are necessary to remove the distinctions between (i) the partial entitlement ADSs and ADRs, on the one hand, and (ii) the ADSs and ADRs with full entitlements, on the other hand and (c) give notice thereof to holders of partial entitlement ADSs and give holders of partial entitlement ADRs the opportunity to exchange their partial entitlement ADRs for ADRs with full entitlements. Holders and beneficial owners of partial entitlement ADSs shall be limited to the entitlements of those Delhaize Group ordinary shares with partial entitlements.

Withdrawal and Cancellation. You may withdraw Delhaize Group ordinary shares underlying your Delhaize Group ADSs upon delivery of your Delhaize Group ADSs for such purpose to Citibank together with instructions for such purpose. Any deposited securities that you withdraw will be delivered to you in book-entry form in Belgium. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, Citibank will deliver the deposited securities underlying the Delhaize Group ADSs at the office of the custodian along with any dividends or distributions with respect to the deposited securities represented by the Delhaize Group ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by Citibank. Citibank will only accept Delhaize Group ADSs for cancellation that represent a whole number of securities on deposit.

A Delhaize Group ADS holder has the right to cancel its Delhaize Group ADSs and withdraw the underlying Delhaize Group ordinary shares at any time except:

•

due to temporary delays caused by Citibank, Delhaize Group or a settlement system (when applicable) closing its transfer books, the deposit of Delhaize Group ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when such Delhaize Group ADS holder owes money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Delhaize Group ADSs or to the withdrawal of ordinary shares or other deposited securities.

Voting. Upon receipt of notice of any meeting of holders of Delhaize Group ordinary shares underlying your Delhaize Group ADSs, Citibank will notify Delhaize Group ADS holders of the upcoming meeting and arrange to deliver certain materials to Delhaize Group ADS holders. The materials will contain:

(1)	such information as is contained in such notice of meeting;

(2)	a statement that the holders of Delhaize Group ADSs as of the close of business on a specified record date will be entitled, subject to any applicable law and the Articles of Association of Delhaize Group, to give instructions to the Citibank as to the exercise of the voting right, if any, pertaining to the securities underlying the Delhaize Group ADSs;

(3)	a statement as to the manner in which such instructions and notification may be given; and

(4)	information on how a Delhaize Group ADS holder may instruct Citibank how to vote at such meeting.

For voting instructions to be valid, Citibank must receive them on or before the date specified in the materials delivered to Delhaize Group ADS holders. Citibank will, to the extent practical, subject to any applicable law and the Articles of Association of Delhaize Group, vote the underlying securities as each Delhaize Group ADS holder instructs and Citibank will only vote as each Delhaize Group ADS holder instructs.

Under the deposit agreement, a holder of Delhaize Group ADSs who gave voting instructions to Citibank must arrange for blocking transfers of those Delhaize Group ADSs during the period from the date on which such voting instructions are received by Citibank until the day after such meeting, and Citibank shall hold such Delhaize Group ADSs in a blocked account during such period. Only shareholders of Delhaize Group, including persons who have timely withdrawn and “blocked” securities with a view to voting them, may attend the meeting and vote in person or by proxy.

Persons who hold Delhaize Group ADRs through a brokerage account or otherwise in “street name” will need to follow the procedures of their broker in order to give voting instructions to Citibank.

Under the deposit agreement, Delhaize Group may request Citibank to provide to Delhaize Group copies of any voting instructions the depositary receives as promptly as practicable after receipt of such instructions. In addition, under the terms of the deposit agreement, holders of Delhaize Group ADSs who have delivered voting instructions agree that such voting instructions may, at the request of Delhaize Group, be disclosed by Delhaize Group, for purposes of compliance with Belgian law, in connection with any shareholders’ meeting of Delhaize Group, whether prior, during or after such shareholders’ meeting.

In connection with shareholders’ meetings, Delhaize Group or Citibank will not be able to assure that holders of Delhaize Group ADSs will receive the voting materials in time to ensure that holders can either instruct Citibank to vote the securities underlying the Delhaize Group ADSs or withdraw the underlying securities to vote them in person or by proxy. In addition, Citibank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Unless otherwise indicated in the meeting notice distributed by Citibank referred to above, if Citibank receives from a Delhaize Group ADS Holder (who has otherwise satisfied all conditions to voting) voting instructions which fail to specify the manner in which Citibank is to vote the Delhaize Group ordinary shares represented by such holder’s Delhaize group ADSs, Citibank will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed Citibank to vote in favor of all resolutions for which Delhaize Group’s board of directors recommends approval.

The right to give voting instructions to Citibank or to vote the Delhaize Group ordinary shares may be limited if the holders or beneficial owners of Delhaize Group ADSs or ordinary shares fail to comply with ownership and information reporting requirements and requests under applicable law and stock exchange rules. For certain additional information see “Description of Delhaize Group Ordinary Shares – Ownership Reporting” above.

Fees and Expenses

As a Delhaize Group ADS holder, you will be required to pay the following service fees to Citibank:

Service:	Fees:
Issuance of Delhaize Group ADSs upon deposit of ordinary shares	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) issued

Delivery of ordinary shares against surrender of Delhaize Group ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) surrendered

Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

Distribution of cash dividends	None

Distribution of Delhaize Group ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

Distribution of securities other than Delhaize Group ADSs or rights to purchase additional Delhaize Group ADSs (i.e., spin-off shares)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

As a Delhaize Group ADS holder, you will also be responsible for paying certain fees and expenses incurred by Citibank and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of ordinary shares or other deposited securities on the share register and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, Citibank or any nominees upon the making of deposits and withdrawals respectively;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	expenses incurred for converting foreign currency in to U.S. dollars;

•	fees and expenses incurred by Citibank in connection with exchange control regulations and other regulatory requirements; and

•	fees and expenses incurred by Citibank, the custodian or any nominee in connection with the delivery or servicing of Delhaize Group ordinary shares on deposit.

Payment of Taxes. Delhaize Group ADS holders are responsible for the taxes and other governmental charges payable on the Delhaize Group ADSs and the securities represented by the Delhaize Group ADSs. Citibank may deduct the amount of any taxes owed from any payments to a Delhaize Group ADS holder. It may also restrict the transfer of Delhaize Group ADSs or restrict the withdrawal of underlying deposited securities until the Delhaize Group ADS holder pays any taxes owed on such holder’s Delhaize Group ADSs or underlying securities. It may also withhold dividends or other distributions, or sell deposited securities to pay any taxes owed.

Such Delhaize Group ADS holder will remain liable if the proceeds of the sale are not enough to pay the taxes. If Citibank sells deposited securities, it will, if appropriate, reduce the number of Delhaize Group ADSs held by such Delhaize Group ADS holder to reflect the sale and pay to such Delhaize Group ADS holder any proceeds, or send to such Delhaize Group ADS holder any property, remaining after it has paid the taxes. Delhaize Group ADS holders are required to indemnify Delhaize Group, Citibank and the custodian for any claims with respect to taxes based on any tax benefit obtained for such Delhaize Group ADS holders.

Reclassifications, Recapitalizations and Share Exchanges. If Delhaize Group:

•	reclassifies, splits or consolidates any of the Delhaize Group ordinary shares;

•	distributes securities on any of the Delhaize Group ordinary shares that are not distributed to Delhaize Group ADS holders; or

•	recapitalizes, reorganizes, merges, consolidates or takes any similar action,

then:

•

the cash, shares or other securities received by Citibank will become new deposited securities under the deposit agreement, and each Delhaize Group ADS will automatically represent its equal share of the new deposited securities; and

•

Citibank may, and will if Delhaize Group asks it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new Delhaize Group ADRs or ask each Delhaize Group ADR holder to surrender its outstanding Delhaize Group ADRs in exchange for new Delhaize Group ADRs identifying the new deposited securities.

Disclosure of Interests. The obligation of a holder of Delhaize Group ordinary shares and other persons with an interest in the shares to disclose information to Delhaize Group and the BFIC under Belgian law also applies to Delhaize Group ADS holders and any other persons with an interest in the Delhaize Group ADSs. The consequences for failure to comply with these provisions will be the same for Delhaize Group ADS holders and any other persons with an interest therein as for a holder of Delhaize Group ordinary shares. Under the deposit agreement, each holder of Delhaize Group ADSs or person with an interest in Delhaize Group ADSs is deemed to have authorized Citibank and the custodian to comply with any request from Delhaize Group or any competent authority to disclose any information about any interest or any transaction of such person in Delhaize Group ADSs or ordinary shares. For additional information see “Description of Delhaize Group Ordinary Shares – Ownership Reporting” above.

Amendment and Termination of the Deposit Agreement

Amendment. Delhaize Group may agree with Citibank to amend the deposit agreement and the Delhaize Group ADRs without Delhaize Group ADS holder consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices any substantial existing right of Delhaize Group ADS holders, it will only become effective 30 days after notice of such amendment shall have been given to Delhaize Group ADS holders. At the time an amendment becomes effective, a Delhaize Group ADS holder is considered, by continuing to hold Delhaize Group ADSs, to have agreed to the amendment and to be bound by the agreement as amended. However, no amendment will impair a Delhaize Group ADS holder’s right to receive the deposited securities in exchange for Delhaize Group ADSs, except in order to comply with mandatory provisions of any applicable laws.

Termination. Citibank will terminate the deposit agreement if Delhaize Group asks it to do so, in which case it must notify Delhaize Group ADS holders at least 30 days before termination. Citibank may also terminate the deposit agreement after notifying Delhaize Group ADS holders if Citibank informs Delhaize Group that it would like to resign and Delhaize Group does not appoint a new depositary bank within 60 days.

If any Delhaize Group ADSs remain outstanding after termination, Citibank will stop registering the transfer of Delhaize Group ADSs, will stop distributing dividends to Delhaize Group ADS holders, and will not give any further notices or do anything else under the deposit agreement other than:

(1)	collect dividends and distributions on the deposited securities;

(2)	sell rights offered to holders of deposited securities; and

(3)	deliver Delhaize Group ordinary shares and other deposited securities upon cancellation of Delhaize Group ADSs.

At any time after the expiration of 30 days from the date of termination of the deposit agreement, Citibank may sell any remaining deposited securities. After that, Citibank will hold the money it received on the sale, as well as any cash it is holding under the deposit agreement, for the pro rata benefit of the Delhaize Group ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. Citibank’s only obligations will be to account for the money and cash. After termination, Delhaize Group’s only obligations will be with respect to indemnification of, and to pay specified amounts to, Citibank.

Limitations on Obligations and Liability to Delhaize Group ADS Holders. The deposit agreement expressly limits the obligations and liabilities of Delhaize Group and Citibank to Delhaize Group ADS holders. Delhaize Group and Citibank:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•

are not liable if either of them is prevented or delayed by law, any provision of the Delhaize Group Articles of Association or circumstances beyond their control from performing their obligations under the deposit agreement;

•

have no obligation to become involved in a lawsuit or proceeding related to the Delhaize Group ADSs or the deposit agreement on behalf of ADR holders or on behalf of any other party unless they are indemnified to their satisfaction;

•

are not liable for any action or non-action by it in reliance upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Delhaize Group ADS holder or any other person whom they believe in good faith is competent to give them that advice or information; and

•	may rely and shall be protected in action upon any written notice, request or other document believe by it to be genuine and to have been signed or presented by the proper party or parties.

Citibank shall not be responsible for any failure to carry out any instructions to vote any of the Delhaize group ordinary shares represented by the Delhaize Group ADSs, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is without negligence or bad faith.

Requirements for Depositary Actions. Before Citibank will issue or register the transfer of a Delhaize Group ADS, make a distribution on a Delhaize Group ADS, or permit withdrawal of Delhaize Group ordinary shares, Delhaize Group or Citibank may require:

•

payment of taxes, including stamp duty reserve and stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities, as well as fees and expenses of Citibank;

•

production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Delhaize Group ADSs upon withdrawal, and of the genuineness of any signature or other information they deem necessary; and

•	compliance with regulations Citibank may establish consistent with the deposit agreement, including presentation of transfer documents.

Citibank may refuse to deliver, transfer, or register transfers of Delhaize Group ADSs generally when the transfer books of Citibank are closed or at any time if Citibank or Delhaize Group thinks it advisable to do so.

Pre-Release of ADRs. Citibank may deliver Delhaize Group ADSs before deposit of the underlying Delhaize Group ordinary shares. This is called a pre-release of Delhaize Group ADSs. Citibank may also deliver Delhaize Group ordinary shares prior to the receipt and cancellation of Delhaize Group ADSs. This is called a pre-release of Delhaize Group ordinary shares and may occur before the pre-releases of Delhaize Group ADSs have been closed out. A pre-release of Delhaize Group ADSs is closed out as soon as the underlying Delhaize Group ordinary shares are delivered to Citibank. Citibank may receive Delhaize Group ADSs instead of Delhaize Group ordinary shares to close out a pre-release of Delhaize Group ADSs and may receive Delhaize Group ordinary shares instead of Delhaize Group ADSs to close out a pre-release of Delhaize Group ordinary shares. Citibank may pre-release Delhaize Group ADSs and Delhaize Group ordinary shares only under the following conditions:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to Citibank in writing that it or its customer, as the case may be, owns the Delhaize Group ordinary shares or Delhaize Group ADSs to be remitted;

(2)	the pre-release must be fully collateralized with cash or collateral that Citibank considers appropriate; and

(3)	Citibank must be able to close out the pre-release on not more than five business days’ notice.

The pre-releases will also be subject to certain limitations provided in the deposit agreement and to whatever indemnities and credit regulations that Citibank considers appropriate. In addition, Citibank will limit the number of Delhaize Group ADSs that may be outstanding at any time as a result of pre-release, although Citibank may disregard the limit from time to time if it deems it appropriate to do so.

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

Delhaize America Credit Agreement

Our subsidiary Delhaize America has a $500 million five-year unsecured revolving credit agreement, which was amended and restated as of May 21, 2007 (the “Delhaize America Credit Agreement”), by and among Delhaize America, as borrower, Delhaize Group, as guarantor, Delhaize America’s subsidiaries party thereto, as guarantors, and JPMorgan Chase Bank, N.A. as administrative agent, issuing bank and swingline lender. Delhaize America had no outstanding borrowings and $77 million (€55 million) of letter of credit exposure under this credit facility as of December 31, 2008. This summary of the Delhaize America Credit Agreement is qualified in its entirety by reference to the actual Delhaize America Credit Agreement filed with the U.S. Securities and Exchange Commission as Exhibit 99.3 to Delhaize Group’s Report on Form 6-K filed on May 29, 2007 (second of three reports), which is incorporated by reference into this Annual Report on Form 20-F.

The Delhaize America Credit Agreement provides for a $500 million five-year unsecured revolving credit facility, with a $100 million sublimit for the issuance of letters of credit, and a $35 million sublimit for swingline loans. At the election of Delhaize America, the aggregate maximum principal amount available under the Delhaize America Credit Agreement may be increased to an aggregate amount not exceeding $650 million. The Delhaize America Credit Agreement will mature on April 22, 2010. Funds are available under the Delhaize America Credit Agreement for general corporate purposes, including as credit support for Delhaize America’s commercial paper programs. Subject to certain conditions stated in the Delhaize America Credit Agreement, Delhaize America may borrow, prepay and re-borrow amounts under the Delhaize America Credit Agreement at any time during the term of the Delhaize America Credit Agreement.

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

Delhaize America’s ability to borrow under the Delhaize America Credit Agreement is subject to compliance by Delhaize America and Delhaize Group with the covenants and conditions set forth in the Delhaize America Credit Agreement. The Delhaize America Credit Agreement contains customary representations, warranties and covenants, including two financial covenants applicable to Delhaize Group: (i) a maximum ratio of consolidated adjusted debt to consolidated EBITDAR (as such terms are specified in the Delhaize America Credit Agreement), which began at 3.75 to 1.00 and decreased to 3.50 to 1.00 starting with the last day of fiscal year 2007, and (ii) a minimum ratio of consolidated EBITDAR to consolidated fixed charges (as such terms are specified in the Delhaize America Credit Agreement), which began at 2.50 to 1.00 and increased to 2.75 to 1.00 starting with the last day of fiscal year 2007. There is also a dividend restriction test applicable to Delhaize Group that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless Delhaize Group maintains a minimum credit rating of at least BBB- by S&P or Baa3 by Moody’s, in either case with a stable outlook.

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

Delhaize Group 2007 Senior Notes Offering

On June 27, 2007 we issued €500 million 5.625% senior notes due 2014 (the “5.625% Euro Notes”) pursuant to an Indenture dated June 27, 2007 between us and The Bank of New York (the “2007 Euro Note Indenture”) and $450 million 6.50% senior notes due 2017 represented by certificated depositary interests (the “Old 6.50% Dollar Notes”) pursuant to an Indenture dated June 27, 2007 between us and The Bank of New York (the “2007 Dollar Note Indenture”. On October 2, 2007 we completed an exchange offer pursuant to which all $450 million aggregate principal amount of our Old 6.50% Dollar Notes issued on June 27, 2007 were tendered in exchange for an equal aggregate principal amount of our 6.50% senior notes due 2017 that have been registered under the Securities Act (the “Exchange 6.50% Dollar Notes” and collectively with the 5.625% Euro Notes, the “2007 Notes”). The New 6.50% Dollar Notes are substantially identical to the Old 6.50% Dollar Notes, except that the Exchange 6.50% Dollar Notes are registered under the U.S. Securities Act Of 1933 and the transfer restrictions terms and registration rights terms applicable to the Old 6.50% Dollar Notes do not apply to the Exchange 6.50% Dollar Notes.

The 5.625% Euro Notes will mature on June 27, 2014 and the Exchange 6.50% Dollar Notes will mature on June 15, 2017. We pay interest on the 5.625% Euro Notes annually on June 27, and we pay interest on the Exchange 6.50% Dollar Notes semiannually on June 15 and December 15 each year. All or a portion of the 5.625% Euro Notes or the Exchange 6.50% Dollar Notes may be subject to redemption at any time, as described, respectively, in the 2007 Euro Note Indenture and the 2007 Dollar Note Indenture. The 2007 Notes are unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 2007 Notes fall within the scope of the Cross Guarantee Agreement. The 5.625% Euro Notes are listed on the Official List of the Luxembourg Stock Exchange and are traded on the regulated market of the Luxembourg Stock Exchange. The Exchange 6.50% Dollar Notes are not listed on any stock exchange.

Delhaize Group 2009 Senior Notes Offering

On February 2, 2009 we issued $300 million 5.875% senior notes due 2014 represented by certificated depositary interests (the “5.875% Dollar Notes”) pursuant to an Indenture dated February 2, 2009 between us and The Bank of New York Mellon, as supplemented by the First Supplemental Indenture dated February 2, 2009 between us and The Bank of New York Mellon (as supplemented, the “2009 Indenture”). The offering of the 5.875% Dollar Notes was registered with the U.S. Securities and Exchange Commission. The 5.875% Dollar Notes will mature on February 1, 2014. We will pay interest on the 5.875% Dollar Notes semiannually on February 1 and August 1 each year beginning on August 1, 2009. All or a portion of 5.875% Dollar Notes may be subject to redemption at any time, as described in the 2009 Indenture. The 5.875% Notes are unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 5.875% Notes fall within the scope of the Cross Guarantee Agreement. The 5.875% Dollar Notes are not listed on any stock exchange.

Delhaize Group Amended and Restated Deposit Agreement

As of February 18, 2009, we appointed Citibank, N.A. as successor depositary for our American Depositary Receipts program. In connection with such appointment we entered into an amended and restated deposit agreement, dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder, which we refer to as the deposit agreement. The deposit agreement is summarized in this Annual Report on Form 20-F under Item 10. “Additional Information” under the sub-heading “Description of Delhaize Group American Depositary Shares.” That summary is qualified by reference to the form of the deposit agreement filed as Exhibit (a) to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on January 20, 2009.

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

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary. Dividends paid to a non-corporate U.S. Holder in tax years beginning before January 1, 2011 that constitute “qualified dividend income” are taxable currently at a maximum tax rate of 15%, provided that certain holding period and other requirements are met. Dividends that do not constitute qualified dividend income, and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

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

If dividends are paid in euros, the amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at the spot exchange rate between euros and U.S. dollars on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary gain or loss. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of Belgian withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend. Generally, the gain or loss will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains recognized in tax years beginning before January 1, 2011 are currently subject to a maximum U.S. federal income tax rate of 15%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of losses is subject to limitations.

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

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 10% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies after January 1, 1994 (a) pursuant to a public issuance in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance until payment or attribution of the dividend, either registered with the issuing company if it concerns registered shares or deposited in open custody to a bank, a public credit institution, a stock broker or savings bank under the supervision of the BFIC, if it concerns bearer shares or have been recorded in Belgium in a securities account held in the name of the owner or the holder with a clearing institution or recognized account holder who is entitled to hold such securities, if it concerns dematerialized shares. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

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

See the information under the headings entitled “Selected Financial Data – Exchange Rates” and “Risk Factors – Risks Relating to Our Securities and Our Incorporation in Belgium” under Item 3 “Key Information” above and the heading titled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects” above.

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

The price to be offered to shareholders in a mandatory bid must be at least equal to the higher of:

(a) the highest price paid for the securities subject to the bid by the bidder (or persons acting in concert with it) during the 12 months preceding the bid announcement; and

(b) the weighted average market price of such securities during the 30 calendar days preceding the event triggering the obligation to launch the mandatory bid (i.e., when the 30 per cent threshold is reached).

Prior to making a bid, a bidder must issue a prospectus which must be approved by the BFIC.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Attestation Report of the Registered Public Accounting Firm

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises BVo.v.v.e. CVBA/SC s.f.d. SCRL, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on internal control over financial reporting on page F-1 of this report.

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

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Reviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided	2008	2007
(amounts in euros)
Audit Fees (a)	2,604,296	2,821,934

Audit-Related Fees (b)	67,500	106,896

Tax Fees (c)	3,852	—

All Other Fees	—	—

(a)	Audit fees for the years ended December 31, 2008 and 2007 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.
(b)	Audit-related fees for the years ended December 31, 2008 and 2007 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.
(c)	Tax fees for the year ended December 31, 2008 consist of fees for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent registered public auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit Committee may delegate pre-approval authority to one or more of its members, and approval by such member or members within the parameters of the policy will constitute approval of the Audit Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries are established periodically by the Audit Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit Committee. With respect to each proposed pre-approved service, the Auditor will provide appropriate documentation, which will be provided to the Audit Committee, regarding the specific services to be provided. The Audit Committee has designated the Company’s Chief Audit Officer to monitor the performance of services provided by the Auditor and to assess compliance with the pre-approval policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period		Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (b)
June 2009	(a)	—	—	—	98
May 2009		—	—	—
April 2009		—	—	—
March 2009		—	—	—
February 2009		—	—	—
January 2009		—	—	—
December 2008		—	—	—
November 2008		—	—	—
October 2008	(c)	25,000	34.21	25,000
September 2008	(c)	29,750	40.82	29,750
August 2008	(c)	16,700	40.43	16,700
July 2008		—	—	—

Total		71,450	38.41	71,450

(a)	Through June 16, 2009.
(b)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c) below), to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.
(c)	Shares purchased as part of the 2008 program approved by the shareholders’ meeting of May 22, 2008 for a period of 18 months expiring on November 22, 2009, authorizing purchases of a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. This program replaced the previous program announced on May 24, 2007.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to US domestic companies. In accordance with SEC and NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded that the best interests of Delhaize Group and its shareholders are served by variance from the Corporate Governance Code in two specific cases. These variances relate to (i) the assessment of the commitment of directors who serve on the board of more than five other listed companies and (ii) the level of shareholding for the submission of proposals by a shareholder to a general meeting. A detailed description of these variances is available on our website at http://www.delhaizegroup.com/divclassdg_MenuText_RedTHEGROUPdiv/Governance/GeneralPrinciples/tabid/90/Default.aspx.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008, 2007 AND 2006 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2008.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

Exhibit No.	Description
2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.9	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.13	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

Exhibit No.	Description
4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.3 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.8	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (Filed as Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2008)

11.1	Delhaize Group Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F, filed on June 27, 2008)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2008 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 4, 2009 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

	By:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Date: June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. :

We have audited the accompanying consolidated balance sheets of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated income statements, statements of recognized income and expense, and statements of cash flows for each of the three years in the period ended December 31, 2008 (all expressed in euro). We have also audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

June 25, 2009

The statutory auditor

/s/ Philip Maeyaert
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Philip Maeyaert

Consolidated Balance Sheets

Consolidated Assets

(in millions of EUR)	Note	2008	2007	2006
Goodwill	7	2,607	2,446	2,697
Intangible assets	8	597	552	605
Property, plant and equipment	9	3,832	3,383	3,400
Investment property	10	39	40	26
Investment in securities	11	123	116	121
Other financial assets	12	23	25	12
Deferred tax assets	26	8	6	8
Derivative instruments	20	57	53	—
Other non-current assets		11	4	4

Total non-current assets		7,297	6,625	6,873

Inventories	13	1,338	1,262	1,338
Receivables	14	608	565	527
Income tax receivables		8	19	2
Investment in securities	11	28	36	32
Other financial assets	12	7	7	—
Derivative instruments	20	1	—	2
Prepaid expenses		41	29	39
Other current assets		50	30	26
Cash and cash equivalents	37	320	249	305
Assets classified as held for sale	5	2	—	151

Total current assets		2,403	2,197	2,422

Total assets		9,700	8,822	9,295

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2008	2007	2006
Share capital	16	50	50	48
Share premium	16	2,725	2,709	2,515
Treasury shares	16	(56)	(59)	(55)
Retained earnings	16	2,678	2,355	2,076
Other reserves	16	(25)	(12)	(33)
Cumulative translation adjustments	16	(1,229)	(1,416)	(1,026)
Shareholders’ equity		4,143	3,627	3,525

Minority interests	16	52	49	36

Total equity		4,195	3,676	3,561

Long-term debt	17	1,766	1,912	2,170
Obligations under finance leases	19	643	596	602
Deferred tax liabilities	26	215	171	186
Derivative instruments	20	—	—	3
Provisions	21, 22, 23, 24	226	207	263
Other non-current liabilities		68	39	34

Total non-current liabilities		2,918	2,925	3,258

Short-term borrowings	18	152	41	102
Long-term debt - current portion	17	326	109	181
Obligations under finance leases	19	44	39	35
Derivative instruments	20	—	1	2
Provisions	21, 22, 23, 24	49	42	42
Income tax payable		98	59	75
Accounts payable		1,383	1,436	1,504
Accrued expenses	25	378	376	384
Other current liabilities		154	118	100
Liabilities associated with assets held for sale	5	3	—	51

Total current liabilities		2,587	2,221	2,476

Total liabilities		5,505	5,146	5,734

Total liabilities and equity		9,700	8,822	9,295

Consolidated Income Statements

(in millions of EUR)	Note	2008	2007(1)	2006(1)
Revenues		19,024	18,943	19,215
Cost of sales	30	(14,204)	(14,155)	(14,367)

Gross profit		4,820	4,788	4,848
Gross margin		25.3%	25.3%	25.2%

Other operating income	32	96	108	83
Selling, general and administrative expenses	31	(3,962)	(3,923)	(3,965)
Other operating expenses	33	(50)	(36)	(19)

Operating profit		904	937	947
Operating margin		4.8%	4.9%	4.9%

Finance costs	34	(213)	(347)	(296)
Income from investments	35	11	15	20

Profit before taxes and discontinued operations		702	605	671

Income tax expense	26	(217)	(204)	(245)

Net profit from continuing operations		485	401	426

Result from discontinued operations (net of tax)	28	(6)	24	(65)

Net profit		479	425	361

Net profit attributable to minority interest		12	15	9
Net profit attributable to equity holders of the Group (Group share in net profit)		467	410	352

(1) Adjusted for reclassification of German operations to discontinued operations.
(in EUR)
Earnings per share	27
Basic
Net profit from continuing operations		4.76	3.95	4.40
Group share in net profit		4.70	4.20	3.71
Diluted
Net profit from continuing operations		4.65	3.80	4.19
Group share in net profit		4.59	4.04	3.55

(in thousands)
Weighted average number of shares outstanding
Basic		99,385	97,666	94,939
Diluted		103,131	103,448	101,906

Consolidated Statements of Recognized Income and Expense

(in millions of EUR)	2008	2007	2006
Amortization of deferred gain (loss) on hedge, net of tax	1	11	3
Unrealized gain (loss) on securities held for sale, net of tax	6	1	—
Actuarial gain (loss) on defined benefit plans, net of tax	(19)	7	10
Exchange differences gain (loss) on translation of foreign currency operations	185	(387)	(357)

Net income (expense) recognized directly in equity	173	(368)	(344)
Net profit	479	425	361

Total recognized income and expense for the period	652	57	17
Amount attributable to minority interest	12	15	8
Amount attributable to equity holders of the Group	640	42	9

Consolidated Statements of Cash Flows

(in millions of EUR)	2008	2007	2006
Operating activities
Group share in net profit	467	410	352
Net profit attributable to minority interest	12	15	9
Adjustments for:
Depreciation and amortization - continuing operations	474	475	495
Depreciation and amortization - discontinued operations	2	1	8
Impairment - continuing operations	20	15	3
Impairment - discontinued operations	8	(1)	65
Allowance for losses on accounts receivable and inventory obsolescence	15	11	12
Share-based compensation	21	22	23
Income taxes	217	203	242
Finance costs	214	350	300
Income from investments	(14)	(37)	(20)
Other non-cash items	(6)	(7)	2
Changes in operating assets and liabilities:
Inventories	(16)	(49)	(56)
Receivables	(52)	(61)	(71)
Prepaid expenses and other assets	(26)	(6)	(9)
Accounts payable	(97)	(9)	112
Accrued expenses and other liabilities	28	75	13
Provisions	(25)	(13)	(32)
Interest paid	(198)	(254)	(292)
Interest received	13	15	19
Income taxes paid	(130)	(223)	(265)

Net cash provided by operating activities	927	932	910

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(100)	—	—
Business disposals, net of cash and cash equivalents disposed	—	119	—
Purchase of tangible and intangible assets (capital expenditures)	(714)	(729)	(700)
Sale of tangible and intangible assets	30	24	16
Investment in debt securities	(66)	(76)	(102)
Sale and maturity of debt securities	73	52	75
Purchase of other financial assets	—	(20)	—
Sale and maturity of other financial assets	7	1	2
Settlement of derivative instruments	—	(1)	(13)

Net cash used in investing activities	(770)	(630)	(722)

Cash flow before financing activities	157	302	188

Financing activities
Proceeds from the exercise of share warrants and stock options	7	65	57
Treasury shares purchased	(6)	(36)	(30)
Dividends paid	(143)	(131)	(113)
Dividends paid by subsidiaries to minority interests	(4)	(2)	(2)
Escrow maturities	9	10	11
Borrowing under long-term loans (net of financing costs)	80	911	1
Repayment of long-term loans	(110)	(1,052)	(631)
Repayment of lease obligations	(39)	(40)	(36)
Net borrowings (repayments) of short-term loans	109	(51)	106
Settlement of derivative instruments	4	(7)	—

Net cash used in financing activities	(93)	(333)	(637)
Effect of foreign currency translation	8	(34)	(42)

Net increase (decrease) in cash and cash equivalents	72	(65)	(491)
Cash and cash equivalents at beginning of period	249	314 (1)	805
Cash and cash equivalents at end of period	321 (2)	249	314 (1)

(1)	EUR 9 million included in assets classified as held for sale.
(2)	EUR 1 million included in assets classified as held for sale.

Notes to the Financial Statements

1. General Information

Delhaize Group’s (also referred to, with our consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) principal operational activity is the operation of food supermarkets in North America, Europe and Southeast Asia. The Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on Euronext Brussels and on the New York Stock Exchange (“NYSE”).

The consolidated financial statements for the year ended December 31, 2008 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 11, 2009 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 28, 2009. The shareholders approved the statutory non-consolidated accounts at such meeting. In compliance with Belgian law, the consolidated accounts were presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented, unless stated otherwise.

The comparative income statement has been re-presented as if the operation presented as discontinued operations during the current period had been discontinued from the start of the comparative period (see Note 5).

Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2008 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2008, 2007 and 2006 include the results of operations of its U.S. subsidiaries for the 53 weeks ended January 3, 2009, 52 weeks ended December 29, 2007 and 52 weeks ended December 30, 2006, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and for Delhaize Group there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed further below.

Principles of Consolidation

Subsidiaries are entities over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally - and for Delhaize Group in all cases - accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries see Note 42.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (see Note 42).

The Group currently holds no investments in entities over which Delhaize Group has significant influence but no control (associates).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances, income and expenses and unrealized gains and losses resulting from intragroup transactions are eliminated in full when preparing the consolidated financial statements.

Minority interests (also referred to as “Non Controlling Interest”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. Acquisition of minority interests are accounted for using the so-called “parent entity extension” method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When Delhaize Group acquires a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group’s accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale.

A discontinued operation is a component of a business that either has been disposed, or is classified as held for sale, if earlier, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (see Note 5).

Translation of Foreign Currencies

Items included in the financial statement of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). Delhaize Group’s financial statements are presented in (millions of) euros, the parent entity’s functional and Group’s presentation currency, except where stated otherwise.

Foreign currency transactions of an entity are recognized in its financial records at the exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the balance sheet date exchange rate into the functional currency of the entity. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement. Exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future) are recognized in the “Cumulative translation adjustment” component of equity. Exchange differences arising on the retranslation into the functional currency of an entity of non-monetary items carried at fair value are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

The results and financial position of all Group entities that have a functional currency different from the Group’s presentation currency are translated into the presentation currency as follows: (i) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate); (ii) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; (iii) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day). The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “Cumulative translation adjustment” component of equity. None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group hedge net investments in foreign operations.

(in EUR)		Closing Rate		Average Daily Rate
	2008	2007	2006	2008	2007	2006
1 USD	0.718546	0.679302	0.759301	0.679902	0.729661	0.796433
100 CZK	—	3.755445	3.638348	—	3.601579	3.528376
100 SKK	3.319392	2.977697	2.904022	3.198802	2.960814	2.685711
100 RON	24.860162	27.718491	29.555194	27.154728	29.982331	28.362039
100 THB	2.071037	2.283105	2.138123	2.062906	2.261727	2.101122
100 IDR	0.006562	0.007232	0.008443	0.007044	0.007982	0.008686

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations, computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Expenditure on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e. when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract. Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use, as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique “for-own-use-software” controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with definite lives are reviewed annually and are as follows:

• Prescription files	15 years

• Favorable lease rights	Remaining lease term

• Computer software	3 to 5 years

• Other intangible assets	3 to 15 years

Intangible assets with indefinite useful lives are not amortized, but are annually tested for impairment and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any (see “Business Combinations and Goodwill” above). Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years

• Machinery and equipment	3 to 14 years

• Furniture, vehicles and other tangible fixed assets	5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” or “Other operating expenses” in the income statement.

Residual values, useful lives and method of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, but not for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes.

Investment property is measured initially at cost, including transaction costs. Investment property that is being constructed for future use as investment property is accounted for as property, plant and equipment until construction or development is completed, at which time it is reclassified to investment property. Subsequent to initial recognition, Delhaize Group elects to measure investment property at cost, less accumulated depreciation and accumulated impairment losses, if any, i.e. applying the same accounting policies as for property, plant and equipment. The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 10.

Leases

The determination of whether an agreement is, or contains a lease, is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are charged to income on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as income in the period in which they are earned.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use (“qualifying assets”) are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash at call with banks and on hand and short-term deposits with an original maturity of three months or less. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to “Other current liabilities.”

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use, are tested for impairment at least annually, which at Delhaize Group is in the fourth quarter of the year.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets, for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash generating unit” or CGU). For example, Delhaize Group considers each store to be a CGU.

Goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to the CGUs that are expected to benefit from the synergies of the combination. In determining fair value less costs to sell for the relating CGUs, appropriate valuation models are used, which are supported by valuation multiples, quoted share prices for publicly traded subsidiaries (i.e. Alfa-Beta Vassilopoulos S.A.) or other available fair value indicators.

An impairment loss of continuing operation is recognized in the income statement if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial asset”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group holds no assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

•

Held-to-maturity investments: Financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, and through the amortization process.

In case that Delhaize Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity (see Note 11), any remaining held-to-maturity assets have to be reclassified as available-for-sale financial assets. Consequently, two full financial years must pass before Delhaize Group can again classify financial assets as held-to-maturity (“tainting rules”).

•

Loans and receivables: Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group’s loans and receivables comprise “Receivables”, “Other financial assets” and “Cash and cash equivalents.”

Trade receivables are subsequently measured at amortized cost less impairment allowance. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses.” Impaired receivables are derecognized when they are determined to be uncollectible.

•

Available-for-sale investments: Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in equity (see “Statement of Recognized Income and Expense”) until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in equity is recognized in the income statement.

Delhaize Group mainly holds quoted investments and the fair value of these are based on current bid prices. The Group monitors the liquidity of the quoted investments in order to identify inactive markets, if any. In a very limited number of cases, e.g. if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs and relying as little as possible on entity-specific inputs, including broker prices from independent parties, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available. Delhaize Group currently holds only insignificant investments where such valuation techniques are required.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. Currently, Delhaize Group holds mainly investments in debt instruments, in which case the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. Further, Delhaize Group currently holds an immaterial investment in equity instruments where objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (Statement of Recognized Income and Expense).

Available-for-sale financial assets are included in “Investments in securities” (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group holds only financial liabilities measured at amortized cost, which are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.”

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. The fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date for financial liabilities actively traded in organized financial markets.

•

Financial liabilities measured at amortized costs are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less allowance for impairment and principle repayment or reduction. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

•

Convertible notes and bonds are compound instruments, consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized costs until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in “Debts” on the balance sheet.

Derivative Financial Instruments

The accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see “Hedge Accounting” below).

Delhaize Group uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments to manage its exposure to interest rates and foreign currency exchange rates.

Embedded derivatives are separated from the host contract and accounted separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss.

•

Derivatives not designated as an effective hedging instrument: Derivatives are classified as held-for-trading unless they are designated as hedges and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. The fair value of forward currency contracts is the difference between the forward exchange rate and the contract rate. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 20). Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement. Derivatives that are not a designated and effective hedging instrument are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

•

Economic hedges: Foreign exchange forward contracts and currency swaps are often not designated as hedges and hedge accounting is therefore not applied. This is because the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offset the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate. Delhaize Group entered into several derivative contracts in order to achieve economic hedge effects (see Note 20).

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

•

Cash flow hedges: Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place).

•

Fair value hedges: When designated as a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss and the gain or loss on the hedged item attributable to the hedged risk is recognized in profit or loss by adjusting the carrying amount of the hedged item. Both fair value adjustments are recognized within “Finance costs.” The Group currently only applies fair value hedge accounting for hedging fixed interest risk on borrowings (see Note 20).

•	Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

•

Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

•

Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the related tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. Provisions are established on the basis of amounts expected to be paid to the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the temporary differences reverse.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset, if there is a legally enforceable right to set off current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elects to present interest and penalties relating to income taxes in “Income tax expense” in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized within “Finance costs.”

•

Store closing costs: Delhaize Group regularly reviews its stores’ operating performance and assesses the Company’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies mentioned above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs. Recognized costs are included in “Other operating expenses,” except for inventory write-downs, which are classified as “Cost of sales”. If appropriate (see accounting policy for “Non-Current Assets/ Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as stores held for sale and / or store closing costs are included in “Discontinued Operations” disclosures.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income.

When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, when the Group is demonstrably committed to the termination for the estimated settlement amount, which is when the implementation of a formal plan has started or the main features have been announced to those affected (see also “Employee Benefits” below).

Store closing provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

•

Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, automobile accidents, pharmacy claims and health care in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum exposures is provided by external insurance companies.

Employee Benefits

•

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions usually to a separate entity and will have no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due. See for details of Delhaize Group’s defined contribution plans Note 24.

•	A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance policy and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability.

When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in the statement of recognized income and expense.

Past service costs are recognized immediately in income, unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in “Cost of sales” and in “Selling, general and administrative expenses.” See for details of Delhaize Group’s defined benefit plans Note 24.

•

Other post-employment benefits: some Group entities provide post-retirement healthcare benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value, and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in the Statement of Recognized Income and Expense in the period in which they arise. These obligations are valued annually by independent qualified actuaries. See for details of Delhaize Group’s other post-employment benefit plans Note 24.

•

Termination benefits: are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary redundancies if the Group has made an offer of voluntary redundancy, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.

•

Profit-sharing and bonus plans: the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation.

•

Share-based payments: the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group (see Note 29). The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model. The share-based compensation plans operated by Delhaize Group do not contain any non-market vesting conditions, but service vesting conditions alone.

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. At each balance sheet date, the Group revises its estimates of the number of options that are expected to vest. Delhaize Group recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, in case that a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

•

Sales of products to the Group’s retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery.

As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and “buy one, get one free” incentives that are offered to retail customers through the Group’s customer loyalty programs. Loyalty programs also exist whereby customers earn points for future purchases. Discounts provided by vendors, in the form of manufacturer’s coupons, are recorded as a receivable. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

•	The Group generates limited revenues from franchise fees, which are recognized when the services are provided or franchise rights used.

•

For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.

•	Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (see Note 32).

•	Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (see Note 35).

•	Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (see Note 35).

Cost of Sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of sales includes appropriate vendor allowances (see also accounting policy for “Inventories” above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. An entity’s internal organizational and management structures and its system of internal financial reporting to key management personnel shall normally be the basis for identifying the predominant source and nature of risks and differing rates of return facing the entity.

Delhaize Group’s primary segment reporting is geographical as its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium, the Grand-Duchy of Luxembourg and Germany), Greece and “Rest of the World” and agree with the Group’s internal reporting and management structure. The “Rest of the World” segment includes the Group’s operations in Romania and Indonesia. Delhaize Group has only one business segment, as in 2008 the operation of retail food supermarkets represented approximately 90% of the Group’s consolidated revenues.

Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires the application of judgment by Delhaize Group in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions we believe to be reasonable under the circumstances and form the basis for making judgments that affect the carrying amounts of assets and liabilities and the reported amounts of revenues and expenses. By definition, actual results could and will often differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the past, our estimates generally have not deviated significantly from actual results.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included, when appropriate, in, but not limited to, the following notes:

•	Notes 5 and 28 - Disposal Group Classified as Held for Sale and Discontinued Operations;

•	Notes 7, 8, 9, 11 - assessing assets for impairment and fair values of financial instruments;

•	Note 19 - classification of leases;

•	Note 22 - Closed Store Provisions;

•	Note 23 - Self-insurance Provision;

•	Note 24 - Employee Benefit Plans;

•	Note 26 - Income Taxes;

•	Note 29 - Share-Based Compensation.

Changes in Accounting Policies and Disclosures

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended IFRS and IFRIC interpretations that have been applied as of January 1, 2008:

•

IFRIC 11 IFRS 2 - Group and Treasury Share Transactions: This Interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The Interpretation is applicable for annual periods beginning on or after March 1, 2007. In Europe IFRIC 11 needs to be applied as from the commencement date of 2008 financial year at the latest, except for companies with a January or February commencement date which shall apply IFRIC 11 as from the commencement date of the 2009 financial year at the latest. Delhaize Group elected for the two effective dates (IASB and EU) to coincide (i.e. January 1, 2008) and therefore, the Group amended its accounting policy accordingly. The Interpretation did not have an impact on the financial statements of Delhaize Group, as the Group’s share based compensation plans already qualified as equity-settled schemes.

•

IFRIC 12 Service Concessions: This Interpretation applies to service concession operators and explains how to account for the related infrastructure, obligations undertaken and rights received in service concession arrangements. The IASB set an effective date for annual periods beginning on or after January 1, 2008, while the Interpretation is not required - although allowed - to be applied in the European Union for 2008. As none of Delhaize Group’s entities is an operator of a service concession arrangement, IFRIC 12 has no impact on the Group.

•

IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: The Interpretation provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The IASB requires application of this Interpretation for annual periods beginning on or after January 1, 2008. IFRIC 14 has been endorsed for mandatory use in the European Union for annual periods beginning on or after January 1, 2009, with early application permitted. Delhaize Group elected to early adopt IFRIC 14 for EU purposes to avoid differences between IFRS as issued by the IASB and adopted by the EU. Delhaize Group reviewed the impact of the Interpretation on its financial statements and included the IFRIC 14 guidance in its calculation of all post-employment and other long-term defined benefit plans but concluded that the first time application had no impact on the financial statements of the Group.

•

Amendments to IAS 39 & IFRS 7 Reclassification of Financial Assets and Effective Date and Transition: In October 2008, the IASB issued amendments to IAS 39 and IFRS 7 allowing the reclassification of Financial Assets out of the held-for-trading and available-for-sale categories. The amendment permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. An entity shall apply those amendments from July 1, 2008. An entity shall not reclassify a financial asset in accordance with paragraph 50B, 50D or 50E of IAS 39 before July 1, 2008. Any reclassification of a financial asset made in periods beginning on or after November 1, 2008 shall take effect only from the date when the reclassification is made. The amendment was endorsed by the EU on October 16, 2008. Delhaize Group has reviewed its financial assets held and concluded that the amendments have no impact on the Group, as it does not have any financial assets that would fall under the amendments.

Shortly after the October 2008 amendments were issued, it became apparent that the effective date and the transitional requirements of the October amendment had been ambiguously drafted and as a result did not fully reflect the IASB’s intentions. The IASB corrected this subsequently. As the initial amendments had no impact on the Group, the subsequent clarification with respect to the effective date and transition did neither.

Standards and Interpretations Issued but not yet Effective

The following standards, amendments to existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2009 or later periods, but Delhaize Group has not early adopted them:

•

Improvements to IFRS: The IASB has adopted an annual process to deal with non-urgent, but necessary, minor amendments to IFRS (the “annual improvements process”). The first Improvements to IFRS were issued on May 22, 2008 in two parts. Part I includes those amendments that result in accounting changes for presentation, recognition or measurement purposes. Part II includes those amendments that are terminology or editorial changes only, which the IASB expects to have no or minimal effect on accounting. Most amendments of Part I and all of Part II are effective as of January 1, 2009, with one being effective for annual periods beginning on or after July 1, 2009. Delhaize Group has reviewed the 34 amendments to various standards and expects that the amendments will have no impact on the financial performance or position of the Group, although some of the amendments might require additional disclosures. Delhaize Group will update its accounting policies, where appropriate, in order to reflect the amendments made by the IASB.

•

Amendments IFRS 1 and IAS 27 Cost of an Investment in a subsidiary, jointly controlled entity or associate (annual periods beginning on or after January 1, 2009). The amendments allow first-timer adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial costs of investments in subsidiaries, jointly controlled entities or associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendments will not have any impact on the consolidated financial statements of the Group.

•

Revised IFRS 1 First Time Adoption of IFRS (annual periods beginning on or after January 1, 2009). This Standard replaces IFRS 1 First Time Adoption of IFRS initially issued in 2003 and subsequently amended several times to accommodate first-time adoption requirements resulting from new or amended IFRS. The revised version issued in 2008 retains the substance of the previous version (including the change mentioned above), but changed the structure of the standard to make it easier for the reader. The revised standard will have no impact on Delhaize Group.

•

Amendments to IFRS 2 Vesting Conditions and Cancellations (annual periods beginning on or after January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. As indicated above, currently Delhaize Group’s share-based compensation plans contain service conditions only. Therefore, the amendment has no impact on the consolidated financial statements of the Group.

•

Revised IFRS 3 Business Combinations (applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). While the revised IFRS 3 continues to apply the purchase accounting method, it introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period of the acquisition and future results. Main changes relate to the definition of a business, the treatment of contingent consideration and transaction costs, the accounting for any pre-existing interest in the acquiree and the measurement of minority interest (now referred to as “non-controlling interest”), where the acquirer has the option (on a acquisition-by-acquisition basis) to measure them either at fair value or at its proportionate interest in the identifiable asset and liabilities of the acquiree (which equals the current method used in IFRS 3). Delhaize Group will apply the revised IFRS 3 prospectively for business combinations taking place after January 1, 2010. Therefore, there will be no impact on prior periods in the Group’s 2010 consolidated financial statements.

•

IFRS 8 Operating Segments (applicable for annual periods beginning on or after January 1, 2009): The standard replaces IAS 14 Segment Reporting and introduces the so-called “management approach” to segment reporting into the IFRS literature. The Standard requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

As indicated above, Delhaize Group currently presents primary segment information in respect of its geographical segments (see Note 6). The Group has completed its assessment of the impact of the revised guidance and has concluded that IFRS 8 will not have an impact on the Group’s reportable segments.

•

Revised IAS 1 Presentation of Financial Statements (annual periods beginning on or after January 1, 2009): The revised standard introduces several (smaller) changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two statements. As the currently used Statement of Recognized Income and Expense is no longer a statement of changes in equity, a consequential change of these new requirements for the Group is that the Consolidated Statements of Changes in Equity (see Note 16) will have to be presented outside the notes as a primary statement. As all changes relate to presentation only, the implementation of the revised IAS 1 will have no impact on the financial performance of the Group. Delhaize Group is still evaluating whether it will continue to present two statements or might want to change to one statement. Based on the Group’s detailed analysis of the changes, Delhaize Group concluded that it has all the information at hand in order to comply with all revised presentation requirements. Financial statements in accordance with the revised IAS 1 will be presented in the Group’s first 2009 interim reporting, prepared in accordance with IAS 34.

•

Amendment to IAS 23 Borrowing Costs (applicable for annual periods beginning on or after January 1, 2009): The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. As explained above, Delhaize Group is already applying the option to capitalize borrowing costs. Therefore, the adoption of the amended IAS 23 has no impact on the financial statements of the Group.

•

Amendment to IAS 27 Consolidated and Separate Financial Statements (applicable for annual periods beginning on or after July 1, 2009): The revised IAS 27 requires that changes in the ownership interest of a subsidiary (without loss of control) is accounted as an equity transaction and will therefore not result in goodwill or gains any longer. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Any remaining interest in the entity is re-measured at fair value, and a gain or loss is recognized in profit or loss. Delhaize Group will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010 and will have to change prospectively its current accounting policy in this respect, as the Group is currently applying the so-called “parent entity extension.”

•

Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation (applicable for annual periods beginning on or after January 1, 2009): The amendments provide a limited scope exception for puttable instruments to be classified as equity if they fulfill a number of specified features. The amendments to the standards will have no impact on the financial position or performance of the Group, as the Group has not issued such instruments.

•

Amendments IAS 39 Eligible Hedged Items (applicable for annual periods beginning on or after July 1, 2009): The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. The Group has investigated the amendments and concluded that they will have no impact on the financial position or performance of the Group, as the Group has not entered into any such transactions.

•

IFRIC 13 Customer Loyalty Programmes (applicable for annual periods beginning on or after July 1, 2008): This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed. The Group maintains various loyalty points programs and believes that the current accounting practice is broadly in line with IFRIC 13 and therefore concluded that the application of the interpretation will have an immaterial impact on the consolidated financial statements.

•

IFRIC 15 Agreements for the Construction of Real Estate (applicable for annual periods beginning on or after January 1, 2009): The Interpretation clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, and more important for a wider range of companies, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18 and introduces the so-called “continuous transfer of risk and rewards” approach into the IAS 18 literature. The Group has carefully considered the guidance included in IFRIC 15 and concluded that it will not have an impact on the consolidated financial statements.

•

IFRIC 16 Hedges of a Net Investment in a Foreign Operation (applicable for annual periods beginning on or after October 1, 2008): IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The Group concluded that there is currently no impact on the financial statements of the Group, as it does not hedge any of its net investments in foreign operations.

•

IFRIC 17 Distribution of non cash assets to owners (applicable for annual periods beginning on or after July 1, 2009): The Interpretation provides guidance on how to account for distribution of non-cash assets to shareholders and clarifies that a dividend payable needs to be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. IFRIC 17 further points out that the liability needs to be measured at the fair value of the asset to be distributed. IFRIC 17 amended IFRS 5 in connection with a non-current asset held for distribution, which is required to be measured at the lower of its carrying value and fair value less costs to distribute. At distribution of the non-cash asset to the shareholder, the difference between the carrying values of the liability and the asset distributed is recognized in a different line item in profit or loss. Delhaize Group has reviewed the requirements of the Interpretation and concluded that it currently has no impact on the Group’s financial statements.

•

IFRIC 18 Transfers of Assets from Customers (applicable for transfers of assets from customers received on or after July 1, 2009): The Interpretation applies to agreements in which an entity receives from a customer an item of property, plant and equipment - or cash to acquire or construct such an item - that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. The Interpretation notes that the item needs to be recognized at fair value, if it represents an asset for the entity and clarifies the revenue recognition incorporated in such a transfer agreement. Delhaize Group is currently in the process of reviewing the requirements of IFRIC 18 and has not concluded on the impact the Interpretation might have on the Group’s financial statements.

Financial Risk Management, Objectives and Policies

Delhaize Group’s principle financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group’s activities. The Group also holds several available-for-sale investments and enters into derivative transactions.

Consequently, the Group is exposed to market risk, credit risk and liquidity risk, which are evaluated by Delhaize Group’s management and Board of Directors and discussed in section “Risk Factors” of Item 3 “Key Information” and Item 5 “Operating and Financial Review and Prospects”. The financial disclosures in the aforementioned sections required by IFRS 7 are an integral part of the consolidated financial statements.

3. Acquisitions of subsidiary and minority interest

Business combinations

Acquisition of P.L.L.C.

On February 14, 2008, Delhaize Group acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis - Logistics (P.L.L.C.) for an amount of EUR 12 million plus certain assumed liabilities. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounts to EUR 9 million and goodwill of EUR 5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

Acquisition of Plus Hellas

On April 1, 2008, Delhaize Group acquired, through its subsidiary Alfa-Beta, 100% of the shares and voting rights of the Greek retailer “Plus Hellas,” a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of EUR 70 million was subsequently adjusted to EUR 65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned. In the meantime, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa-Beta banners.

The fair values of the identifiable assets and liabilities of Plus Hellas as of the date of acquisition (April 1, 2008) were:

(in millions of EUR)	Fair values recognized on acquisition
Intangible assets	2
Property, plant and equipment	67
Other non-current assets	3
Inventories	8
Receivables and other assets	2
Cash and cash equivalents	1

83

Non-current liabilities	(10)
Accounts payable	(18)
Other current liabilities	(4)

Net assets	51
Goodwill arising on acquisition	14

Total acquisition cost	65

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.5 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	65
Net cash acquired with the subsidiary	(1)

Net cash outflow	64

The goodwill recognized is attributed to the expected synergies, acquired customer base and other benefits from combining the assets and retail activities of Plus Hellas with those of the Group.

From the date of acquisition, Plus Hellas has contributed EUR 36 million to the Group’s 2008 revenues and EUR - 6 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 24 million.

Plus Hellas applied Greek Generally Accepted Accounting Principles (“Greek GAAP”) before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group’s consolidated results, have not been disclosed here.

Acquisition of La Fourmi

On September 1, 2008, Delhaize Group acquired 100% of the shares and voting rights of La Fourmi, which operates 14 supermarkets in Bucharest (four of which are owned by La Fourmi). These supermarkets are in the process of being integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price of La Fourmi was EUR 19 million, subsequently adjusted to EUR 12 million, based on the contract terms.

The provisional fair values of the identifiable assets and liabilities of La Fourmi as of the acquisition date (September 1, 2008) were:

(in millions of EUR)	Provisional fair values recognized on acquisition
Intangible assets	3
Property, plant and equipment	7
Inventories	1
Receivables and other assets	2

13

Non-current liabilities	(2)
Accounts payable	(7)
Other current liabilities	(3)

Net assets	1
Goodwill arising on acquisition	11

Total acquisition cost	12

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.2 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	12
Net cash acquired with the subsidiary	—

Net cash outflow	12

Delhaize Group is in the process of performing the purchase price allocation and expects to finalize the initial accounting by the end of the second quarter of 2009, but no material adjustments are expected. The provisional goodwill is attributed to strategic and location-related advantages, as well as to the acquisition of the customer base of the La Fourmi stores.

From the date of acquisition, stores of the former La Fourmi Group have contributed EUR 6 million to the 2008 revenues of the Group and EUR - 0.2 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 20 million.

La Fourmi’s carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on the Group’s consolidated results have not been disclosed here, as the La Fourmi Group previously applied Romanian Generally Accepted Accounting Principles (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of Additional Minority Interests

Minority interest in Alfa-Beta Vassilopoulos S.A.

During the 4th quarter of 2008, the Group acquired, in various steps, an additional interest of 3.95% in Alfa-Beta Vassilopoulos S.A., for a total amount of EUR 12 million in cash. These share purchases increased the ownership and voting rights of Delhaize Group from 61.28% to 65.23%. In accordance with the accounting policies of Delhaize Group, the difference between the consideration paid and the book value of the share of the net assets acquired has been recognized in goodwill and amounts to EUR 7 million.

4. Divestitures

On March 15, 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business to NPM/CNP and Ackermans & Van Haaren. This transaction was approved by the European antitrust authorities on June 1, 2007, and was closed on June 30, 2007.

Delhaize Group received EUR 33 million in cash and recorded a pre-tax gain of EUR 2 million in 2007, including EUR 3 million in “Other operating income”, EUR 2 million in “Other operating expenses” and EUR 1 million in “Income from investments.” The Di network consisted of 132 company-operated and franchised stores, which contributed EUR 96 million to Delhaize Group’s 2006 revenues.

5. Disposal Group Classified as Held for Sale

Disposal of Delhaize Deutschland GmbH

In December 2008, management of Delhaize Group concluded on a change in strategy and committed itself to sell its German activities, due to continued loss-making operations and lack of long-term perspectives for changing this trend. Efforts to sell the disposal group have commenced and a completion of the transaction is expected within a one year time frame. The assets and liabilities relating to Delhaize Deutschland GmbH, being part of the Belgian segment, have been presented as “held for sale” and the corresponding total profit or loss shown in the income statement as “Result from discontinued operation.”

The carrying value as of December 31, 2008 of assets classified as assets held for sale and liabilities associated with assets held for sale include: inventory (EUR 1 million), cash (EUR 1 million), provisions (EUR 2 million) and other liabilities (EUR 1 million).

An impairment loss of EUR 8 million, of which EUR 5 million relate to property, plant and equipment, was recorded in discontinued operations to write down the value of Delhaize Deutschland to its fair value less costs to sell.

Disposal of Delvita

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic (part of “Rest of the World” segment), to the German retail group REWE, for EUR 100 million, subject to contractual adjustments. The assets and liabilities of Delvita were classified as assets held for sale and liabilities associated with assets held for sale as of September 30, 2006.

The carrying value of assets classified as assets held for sale and liabilities associated with assets held for sale were as follows as of December 31, 2006:

(in millions of EUR)
Property, plant and equipment	100
Other non-current assets	3
Inventories	23
Other current assets	15
Cash and cash equivalents	10

Assets classified as held for sale	151

Non-current liabilities	(2)
Accounts payable	(37)
Accrued expenses	(12)

Assets classified as held for sale, net of liabilities associated with assets held for sale	100

In 2006, an impairment loss of EUR 64 million was recorded in “Result from discontinued operations” to write down the value of Delvita to its fair value less costs to sell.

On May 31, 2007, the transaction was completed, after unconditional approval by the European antitrust authorities on April 26, 2007.

A gain of EUR 23 million, including a positive accumulated foreign currency translation adjustment of EUR 24 million, was recorded in “Result from discontinued operations.”

Delhaize Group entered the Czech market in 1991 through the newly-founded subsidiary Delvita. In 2005, Delvita sold its Slovakian stores to REWE. At the end of March 2007, Delvita’s sales network included 97 stores. At the end of 2006, Delvita employed approximately 3,700 associates.

See Note 28 on discontinued operations.

6. Segment Information

As explained in Note 2, Delhaize Group’s operation of retail food supermarkets represents approximately 90% of the Group’s consolidated revenues and is therefore the only reportable business segment. Consequently, the Group’s only format for reporting segment information is geographical segments, based on the location of customers and assets.

In 2008, certain costs previously included in the “Corporate and Unallocated” segment were allocated to the segment “Belgium.” Prior to 2008, certain “Corporate” costs were allocated only to segments operating in separate legal entities. Delhaize Group and its Belgium business unit operate within the same legal entity. Segment information for prior periods has been revised for comparative purposes. This change has no effect on Delhaize Group’s consolidated financial results.

The geographical segment information for 2008, 2007 and 2006 is as follows:

Year ended December 31, 2008 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate and Unallocated	Total

Revenues(1)	13,081	4,407	1,335	201	—	19,024
Cost of sales	(9,453)	(3,558)	(1,032)	(161)	—	(14,204)
Gross profit	3,628	849	303	40	—	4,820
Gross margin	27.7%	19.3%	22.7%	20.0%	—	25.3%
Other operating income	42	40	13	1	—	96
Selling, general and administrative expenses	(2,904)	(722)	(267)	(38)	(31)	(3,962)
Other operating expenses	(46)	(1)	(3)	—	—	(50)
Operating profit	720	166	46	3	(31)	904
Operating margin	5.5%	3.8%	3.4%	1.5%	—	4.8%

Operating profit from discontinued operations	—	(8)	—	—	—	(8)

Other information
Assets(4)	6,745	1,640	612	84	619	9,700
Liabilities(5)	1,095	783	294	34	3,299	5,505
Capital expenditures	481	117	88	20	8	714
Business acquisitions	—	—	88	12	—	100
Non-cash operating activities:
Depreciation and amortization	356	82	25	4	9	476
Impairment loss(6)	20	8	—	—	—	28
Share-based compensation	18	2	—	—	1	21

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).
(3)	Rest of the World include the Group’s operations in Romania and Indonesia. Operations in Slovakia (liquidated in 2008) are presented in discontinued operations (see Note 5).
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets, which are included in “Corporate and Unallocated.”
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities, which are included in “Corporate and Unallocated.”
(6)	No impairment loss was recorded in equity.

Year ended December 31, 2007 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate and Unallocated	Total
Revenues(1)	13,259	4,346	1,173	165	—	18,943
Cost of sales	(9,623)	(3,493)	(904)	(135)	—	(14,155)
Gross profit	3,636	853	269	30	—	4,788
Gross margin	27.4%	19.6%	22.9%	18.3%	—	25.3%
Other operating income	52	50	5	1	—	108
Selling, general and administrative expenses	(2,919)	(725)	(221)	(27)	(31)	(3,923)
Other operating expenses	(23)	(10)	(2)	—	(1)	(36)
Operating profit	746	168	51	4	(32)	937
Operating margin	5.6%	3.8%	4.4%	2.3%	—	4.9%

Operating profit from discontinued operations	(1)	—	—	4	—	3

Other information
Assets(4)	6,215	1,595	413	43	556	8,822
Liabilities(5)	1,046	837	263	23	2,977	5,146
Capital expenditures	547	114	37	12	19	729
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	368	78	20	3	7	476
Impairment loss(6)	13	2	—	(1)	—	14
Share-based compensation	19	2	—	—	1	22

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).
(3)	Rest of the World include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations (see Note 5).
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets, which are included in “Corporate and Unallocated.”
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities, which are included in “Corporate and Unallocated.”
(6)	No impairment loss was recorded in equity.

Year ended December 31, 2006 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate and Unallocated	Total
Revenues(1)	13,773	4,275	1,030	137	—	19,215
Cost of sales	(10,024)	(3,430)	(801)	(112)	—	(14,367)
Gross profit	3,749	845	229	25	—	4,848
Gross margin	27.2%	19.8%	22.2%	18.1%	—	25.2%
Other operating income	40	37	5	1	—	83
Selling, general and administrative expenses	(3,009)	(703)	(200)	(25)	(28)	(3,965)
Other operating expenses	(15)	(3)	(1)	—	—	(19)
Operating profit	765	176	33	1	(28)	947
Operating margin	5.6%	4.1%	3.2%	0.2%	—	4.9%

Operating profit from discontinued operations	(2)	—	—	(62)	—	(64)

Other information
Assets(4)	6,660	1,548	383	33	671	9,295
Liabilities(5)	1,139	883	243	19	3,450	5,734
Capital expenditures	528	107	38	12	15	700
Business acquisitions	—	—	—	—	—	—
Non-cash operating activities:
Depreciation and amortization	394	76	19	10	4	503
Impairment loss(6)	1	1	1	65	—	68
Share-based compensation	20	2	—	—	1	23

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5).
(3)	Rest of the World include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations (see Note 5).
(4)	Segment assets exclude cash and cash equivalents, financial assets, derivatives and income tax related assets, which are included in “Corporate and Unallocated.”
(5)	Segment liabilities exclude financial liabilities including debt, finance leases, derivatives and income tax related liabilities, which are included in “Corporate and Unallocated.”
(6)	No impairment loss was recorded in equity.

7. Goodwill

(in millions of EUR)	2008	2007	2006
Gross carrying amount at January 1	2,516	2,774	3,081
Accumulated impairment at January 1	(70)	(77)	(84)

Net carrying amount at January 1	2,446	2,697	2,997

Acquisitions through business combinations and adjustments to initial purchase accounting	30	6	(2)
Acquisition of minority interest	7	—	1
Amount classified as held for sale	—	—	(17)
Currency translation effect	124	(257)	(282)

Gross carrying amount at December 31	2,677	2,516	2,774
Accumulated impairment at December 31	(70)	(70)	(77)

Net carrying amount at December 31	2,607	2,446	2,697

Goodwill is allocated and tested for impairment at the cash generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents the operating entity level, being also the lowest level at which goodwill is monitored for internal management purpose:

(in millions of EUR)	2008	2007	2006
Food Lion	1,213	1,147	1,282
Hannaford	1,103	1,043	1,159

United States	2,316	2,190	2,441
Belgium	160	160	160
Greece	120	94	94
Rest of the World	11	2	2

Total	2,607	2,446	2,697

In accordance with the accounting policies in Note 2, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each operating entity with its carrying value, including goodwill and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business.

•

The fair value less cost to sell (“FVLCTS”) of each operating company is based on earnings multiples paid for similar companies in the market and / or market capitalization for publicly traded subsidiaries (i.e. Alfa-Beta Vassilopoulos S.A.).

In 2008, 2007 and 2006, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU and a market multiples model when establishing FVLCTS. Goodwill at the other Group entities was tested for impairment using a market multiple or market capitalization approach, where possible, to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for value in use calculations for the U.S. entities:

(in millions of EUR)	2008	2007	2006
Growth rate*	3.3%	2.0%	2.0%
Discount rate**	7.25%	8.5%	8.8%

*	Weighted average growth rate used to extrapolate sales beyond the three-year period.
**	After-tax discount rate applied to corresponding cash flow projections.

In 2006, EUR 17 million of the total goodwill of the Group associated with Delvita was classified as held for sale and was fully impaired upon writing down the value of Delvita to fair value less costs to sell (see Note 5). No additional impairment losses were recorded in 2008, 2007 and 2006 respectively.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of e.g., 100 basis points and a reduction of total projected future cash flows by e.g., 10%, would have decreased the total VIU by EUR 3.1 billion in 2008 and would not have resulted in the recognition of any impairment loss by the Group.

8. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The value in use is estimated using revenue projections of each operating entity (see Note 7) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded in 2008, 2007 or 2006.

See Note 9 for a description of the impairment test for assets with definite lives.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2008	354	86	120	224	46	830
Additions	—	36	22	—	5	63
Sales and disposals	—	—	(3)	(22)	—	(25)
Acquisitions through business combinations	—	—	—	4	1	5
Transfers to/from other accounts	—	(3)	7	—	(3)	1
Currency translation effect	20	4	6	11	3	44
Cost at December 31, 2008	374	123	152	217	52	918
Accumulated amortization at January 1, 2008	—	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at January 1, 2008	(32)	—	—	(5)	—	(37)
Amortization expense	—	(12)	(22)	(15)	(3)	(52)
Sales and disposals	—	—	3	22	—	25
Currency translation effect	(2)	(2)	(4)	(7)	(1)	(16)
Accumulated amortization at December 31, 2008	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at December 31, 2008	(34)	—	—	(5)	—	(39)

Net carrying amount at December 31, 2008	340	67	72	88	30	597

Cost at January 1, 2007	396	75	96	272	45	884
Additions	—	20	30	1	8	59
Sales and disposals	—	—	—	(21)	(2)	(23)
Transfers to/from other accounts	—	(2)	3	(1)	—	—
Currency translation effect	(42)	(7)	(9)	(27)	(5)	(90)
Cost at December 31, 2007	354	86	120	224	46	830
Accumulated amortization at January 1, 2007	—	(35)	(43)	(141)	(19)	(238)
Accumulated impairment at January 1, 2007	(36)	—	—	(5)	—	(41)
Amortization expense	—	(10)	(19)	(20)	(3)	(52)
Sales and disposals	—	—	—	21	2	23
Transfers to/from other accounts	—	—	—	1	—	1
Currency translation effect	4	3	5	15	2	29
Accumulated amortization at December 31, 2007	—	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at December 31, 2007	(32)	—	—	(5)	—	(37)

Net carrying amount at December 31, 2007	322	44	63	95	28	552

Cost at January 1, 2006	442	57	82	322	45	948
Additions	—	21	26	1	4	52
Sales and disposals	—	—	(1)	(16)	—	(17)
Transfers to/from other accounts	—	2	(1)	(2)	1	—
Currency translation effect	(46)	(5)	(8)	(33)	(5)	(97)
Amount classified as held for sale	—	—	(2)	—	—	(2)
Cost at December 31, 2006	396	75	96	272	45	884
Accumulated amortization at January 1, 2006	—	(29)	(33)	(149)	(17)	(228)
Accumulated impairment at January 1, 2006	(40)	—	—	(5)	—	(45)
Amortization expense	—	(9)	(16)	(24)	(4)	(53)
Sales and disposals	—	—	—	17	—	17
Transfers to/from other accounts	—	—	—	(1)	—	(1)
Currency translation effect	4	3	4	16	2	29
Amount classified as held for sale	—	—	2	—	—	2
Accumulated amortization at December 31, 2006	—	(35)	(43)	(141)	(19)	(238)
Accumulated impairment at December 31, 2006	(36)	—	—	(5)	—	(41)

Net carrying amount at December 31, 2006	360	40	53	126	26	605

Trade name assets are allocated as follows:

(in millions of EUR)	December 31,
	2008	2007	2006
Food Lion	185	175	196
Hannaford	155	147	164

United States	340	322	360

Amortization expenses are charged to selling, general and administrative expenses.

9. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2008	1,443	1,333	2,561	77	754	6,168
Additions	41	101	281	226	53	702
Sales and disposals	(6)	(23)	(123)	(2)	(8)	(162)
Acquisitions through business combinations	62	10	5	2	4	83
Transfers to/from other accounts	16	114	60	(208)	(6)	(24)
Currency translation effect	48	66	111	2	42	269
Amount classified as held for sale	—	(8)	(3)	—	—	(11)
Balance at December 31, 2008	1,604	1,593	2,892	97	839	7,025
Accumulated depreciation at January 1, 2008	(340)	(705)	(1,431)	—	(265)	(2,741)
Accumulated impairment at January 1, 2008	—	(8)	(27)	—	(9)	(44)
Depreciation expense	(49)	(106)	(220)	—	(46)	(421)
Impairment loss	—	(9)	(7)	—	(8)	(24)
Sales and disposals	3	19	115	—	8	145
Transfers to/from other accounts	1	—	1	—	2	4
Currency translation effect	(13)	(32)	(62)	—	(16)	(123)
Amount classified as held for sale	—	8	3	—	—	11
Accumulated depreciation at December 31, 2008	(398)	(820)	(1,595)	—	(317)	(3,130)
Accumulated impairment at December 31, 2008	—	(13)	(33)	—	(17)	(63)

Net carrying amount at December 31, 2008	1,206	760	1,264	97	505	3,832

Cost at January 1, 2007	1,474	1,290	2,525	91	757	6,137
Additions	45	117	296	200	75	733
Sales and disposals	(13)	(54)	(109)	(1)	(2)	(179)
Transfer to/from other accounts	30	94	60	(205)	—	(21)
Currency translation effect	(93)	(114)	(210)	(8)	(76)	(501)
Divestitures	—	—	(1)	—	—	(1)
Balance at December 31, 2007	1,443	1,333	2,561	77	754	6,168
Accumulated depreciation at January 1, 2007	(319)	(712)	(1,418)	—	(248)	(2,697)
Accumulated Impairment at January 1, 2007	(1)	(4)	(27)	—	(8)	(40)
Depreciation expense	(47)	(105)	(224)	—	(46)	(422)
Impairment loss	(2)	(6)	(7)	—	(2)	(17)
Sales and disposals	4	51	99	—	2	156
Transfers to/from other accounts	3	3	2	—	1	9
Currency translation effect	22	60	116	—	27	225
Divestitures	—	—	1	—	—	1
Accumulated depreciation at December 31, 2007	(340)	(705)	(1,431)	—	(265)	(2,741)
Accumulated impairment at December 31, 2007	—	(8)	(27)	—	(9)	(44)

Net carrying amount at December 31, 2007	1,103	620	1,103	77	480	3,383

Cost at January 1, 2006	1,606	1,253	2,637	81	785	6,362
Additions	57	125	304	150	55	691
Sales and disposals	(17)	(13)	(157)	(2)	(7)	(196)
Transfer to/from other accounts	43	70	16	(128)	2	3
Currency translation effect	(88)	(103)	(204)	(7)	(76)	(478)
Amount classified as held for sale	(127)	(42)	(71)	(3)	(2)	(245)
Balance at December 31, 2006	1,474	1,290	2,525	91	757	6,137
Accumulated depreciation at January 1, 2006	(323)	(680)	(1,486)	—	(229)	(2,718)
Accumulated Impairment at January 1, 2006	(6)	(9)	(32)	—	(8)	(55)
Depreciation expense	(47)	(109)	(246)	—	(47)	(449)
Impairment loss	—	(1)	(2)	—	—	(3)
Sales and disposals	10	12	149	—	5	176
Transfers to/from other accounts	2	2	(1)	—	—	3
Currency translation effect	18	57	114	—	23	212
Amount classified as held for sale	26	12	59	—	—	97
Accumulated depreciation at December 31, 2006	(319)	(712)	(1,418)	—	(248)	(2,697)
Accumulated impairment at December 31, 2006	(1)	(4)	(27)	—	(8)	(40)

Net carrying amount at December 31, 2006	1,154	574	1,080	91	501	3,400

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2008	2007	2006
Cost of sales	42	43	45
Selling, general and administrative expenses	377	379	397
Result from discontinued operations	2	—	7

Total depreciation	421	422	449

Property, plant and equipment by segment is as follows:
	December 31,

(in millions of EUR)	2008	2007	2006
United States	2,696	2,407	2,462
Belgium	746	738	723
Greece	339	202	186
Rest of the World	38	22	15
Corporate	13	14	14

Total property, plant and equipment	3,832	3,383	3,400

In accordance with the accounting policy stated in Note 2, Delhaize Group tests assets with definite lives for impairment whenever events or circumstances indicate that impairment may exist. The Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other (groups of) assets (“cash generating unit” or CGU), for potential impairment based on historical and projected cash flows. The recoverable value is estimated based on projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors, such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimating fair values based on the location and condition of the stores.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and by that might result in additional stores identified as being possibly impaired and/ or on the impairment amount calculated.

Impairment losses of depreciable assets, recorded in other operating expenses, amounted to EUR 24 million, EUR 17 million and EUR 3 million in 2008, 2007 and 2006, respectively. Impairment losses recognized in discontinued operations (related to assets classified as held for sale, see Notes 5 and 28) were EUR 5 million and EUR 48 million in 2008 and 2006 respectively. EUR 3 million impairment losses were reversed in 2007, of which EUR 1 million was recorded in result from discontinued operations in 2007.

The impairment loss of EUR 24 million recognized in 2008 (2007: EUR 17 million) consists mainly of impairment losses of EUR 19 million (2007: EUR 14 million) relating to 26 (2007: 25) Sweetbay stores of which seven are in the process of being closed (part of United States segment) and EUR 5 million relating to 4 stores in Germany (part of Belgium segment). The impairment losses at Sweetbay are based on management’s evaluation of 36 stores (2007: 25) with impairment indicators, with operating results not meeting expectations. The impaired stores have been identified estimating the fair value less costs to sell of the retail stores based on third-party valuation experts, using a cost approach.

The impairment by property, plant and equipment categories is as follows:

	December 31,
(in millions of EUR)	2008	2007	2006
Leasehold improvements	9	6	1
Furniture, fixtures, equipment and vehicles	7	7	2
Buildings	—	2	—
Property under finance leases	8	2	—

Total	24	17	3

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2008 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	134	705	755	—	1,594
Belgium	135	26	237	373	771
Greece	53	—	148	—	201
Rest of the World	8	—	95	—	103
Discontinued operations	—	—	4	—	4

Total	330	731	1,239	373	2,673

10. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group’s accounting policy explained in Note 2, investment property is accounted for at costs, less accumulated depreciation and accumulated impairment losses, if any. The fair value of investment property was EUR 52 million, EUR 50 million and EUR 37 million at December 31, 2008, 2007 and 2006, respectively. The fair values for disclosure purposes have been determined either with the support of qualified independent external valuers or by internal valuers, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in “Other operating income” was EUR 3 million for 2008, 2007 and 2006. Operating expenses arising from investment property generating rental income, included in “Selling, general and administrative expenses”, were EUR 4 million, EUR 3 million and EUR 2 million for 2008, 2007 and 2006, respectively.

(in millions of EUR)	2008	2007	2006
Cost at January 1	48	30	32
Additions	—	8	—
Sales and disposals	(10)	(5)	(2)
Transfers to/from other accounts	12	19	3
Currency translation effect	3	(4)	(3)

Cost at December 31	53	48	30

Accumulated depreciation at January 1	(8)	(4)	(3)
Depreciation expense	(3)	(3)	(1)
Sales and disposals	2	1	—
Impairment	(1)	1	—
Transfers to/from other accounts	(3)	(4)	(1)
Currency translation effect	(1)	1	1

Accumulated depreciation at December 31	(14)	(8)	(4)

Net carrying amount at December 31	39	40	26

11. Investments in Securities

Investments in securities represent mainly investments in debt securities which are either held as available for sale or with the intention and ability to hold to maturity. The Group sold during 2008 a more than an insignificant amount of its financial assets classified as held-to-maturity and, therefore, reclassified any remaining investments initially classified as held-to-maturity assets to available-for-sale.

Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the investments in securities are as follows:

	2008			December 31, 2007			2006
(in millions of EUR)	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	123	—	123	68	48	116	53	68	121
Current	28	—	28	28	8	36	23	9	32

Total	151	—	151	96	56	152	76	77	153

Fair values have predominantly been determined by reference to current bid prices in an active market (see Note 2). The fair values of investments in securities classified as held-to-maturity at December 31, 2007 and 2006 were EUR 153 million and EUR 152 million, respectively.

In 2008, as a consequence of the credit crisis, an impairment charge of EUR 1 million was recognized in the income statement. In 2007 and 2006, none of the investments in securities were either past due or impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2008, 2007 and 2006, EUR 15 million, EUR 22 million and EUR 34 million, respectively, were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 17).

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

In 2007, the Group included an amount of EUR 20 million held in escrow, relating to the sale of Delvita. As of 2008, this amount will be released in three equal installments, resulting in a carrying amount of EUR 13 million at December 31, 2008.

13. Inventories

No inventory has been written down at December 31, 2008, 2007 or 2006, and no previous write-downs were reversed in 2008, 2007 or 2006.

14. Receivables

(in millions of EUR)	2008	2007	2006
Trade receivables	542	488	437
Trade receivables - bad debt allowance	(20)	(15)	(19)
Other receivables	86	92	109

Total current receivables	608	565	527

The aging of Delhaize Group current receivables is as follows:

			December 31, 2008
(in millions of EUR)	Net Carrying Amount as of December 31, 2008	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	542	402	107	21	12	—
Trade receivables - bad debt allowance	(20)	(4)	(2)	(3)	(11)	—
Other receivables	86	71	5	7	3	—

Total	608	469	110	25	4	—

			December 31, 2007
(in millions of EUR)	Net Carrying Amount as of December 31, 2007	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	488	357	106	15	10	—
Trade receivables - bad debt allowance	(15)	(2)	(1)	(2)	(10)	—
Other receivables	92	78	4	6	4	—

Total	565	433	109	19	4	—

			December 31, 2006
(in millions of EUR)	Net Carrying Amount as of December 31, 2006	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days	Other
Trade receivables	437	329	57	36	13	2
Trade receivables - bad debt allowance	(19)	(3)	(1)	(2)	(13)	—
Other receivables	109	78	7	12	12

Total	527	404	63	46	12	2

The above analysis shows the aging of receivables. To provide a more accurate analysis of the aging of receivables, receivables of subsidiaries with discontinued operations have been classified in the column “Other.” The maximum exposure to risk for the receivables is the carrying value minus any insurance claim.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

15. Dividends

On May 22, 2008, the shareholders approved the payment of a gross dividend of EUR 1.44 per share for financial year 2007 (EUR 1.08 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 144 million. On May 24, 2007, the shareholders approved the payment of a gross dividend of EUR 1.32 per share for financial year 2006 (EUR 0.99 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 130 million. On May 24, 2006, the shareholders approved the payment of a gross dividend of EUR 1.20 per share for financial year 2005 (EUR 0.90 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 115 million.

With respect to financial year 2008, the Board of Directors proposed a gross dividend of EUR 1.48 per share to be paid to owners of ordinary shares against coupon no. 47 on June 4, 2009. This dividend was approved by shareholders at the Ordinary General Meeting of May 28, 2009 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The total financial year 2008 dividend, based on the number of shares outstanding at May 28, 2009, is EUR 149 million. The payment of this dividend will not have income tax consequences for the Group.

16. Equity

Consolidated Statements of Changes in Equity

(in millions of EUR, except number of shares)

	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Other Reserves	Cumulative Translation Adjustment	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2006	94,705,062	47	2,428	595,586	(34)	1,838	(50)	(665)	3,564	31	3,595

Net income (expense) recognized directly in equity	—	—	—	—	1	—	17	(361)	(343)	(1)	(344)
Net profit	—	—	—	—	—	352	—	—	352	9	361

Total recognized income and expense for the period	—	—	—	—	1	352	17	(361)	9	8	17
Capital increases	1,751,862	1	55	—	—	—	—	—	56	—	56
Treasury shares purchased	—	—	—	481,400	(30)	—	—	—	(30)	—	(30)
Treasury shares sold upon exercise of employee stock options	—	—	(4)	(158,387)	8	—	—	—	4	—	4
Excess tax benefit on employee stock options and restricted shares	—	—	15	—	—	—	—	—	15	—	15
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	23	—	—	—	—	—	23	—	23
Dividend declared	—	—	—	—	—	(114)	—	—	(114)	(2)	(116)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(1)	(1)

Balances at December 31, 2006	96,456,924	48	2,515	918,599	(55)	2,076	(33)	(1,026)	3,525	36	3,561

Net income (expense) recognized directly in equity	—	—	—	—	1	—	21	(390)	(368)	—	(368)
Net profit	—	—	—	—	—	410	—	—	410	15	425

Total recognized income and expense for the period	—	—	—	—	1	410	21	(390)	42	15	57
Capital increases	1,556,055	1	56	—	—	—	—	—	57	—	57
Conversion of convertible bond	2,267,528	1	125	—	—	—	—	—	126	—	126
Treasury shares purchased	—	—	—	536,275	(36)	—	—	—	(36)	—	(36)
Treasury shares sold upon exercise of employee stock options	—	—	(19)	(515,925)	31	—	—	—	12	—	12
Excess tax benefit on employee stock options and restricted shares	—	—	14	—	—	—	—	—	14	—	14
Tax payment for restricted shares vested	—	—	(4)	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	22	—	—	—	—	—	22	—	22
Dividend declared	—	—	—	—	—	(131)	—	—	(131)	(2)	(133)

Balances at December 31, 2007	100,280,507	50	2,709	938,949	(59)	2,355	(12)	(1,416)	3,627	49	3,676

Net income (expense) recognized directly in equity	—	—	—	—	—	—	(13)	186	173	—	173
Net profit	—	—	—	—	—	467	—	—	467	12	479

Total recognized income and expense for the period	—	—	—	—	—	467	(13)	186	640	12	652
Capital increases	302,777	—	15	—	—	—	—	—	15	—	15
Treasury shares purchased	—	—	—	123,317	(6)	—	—	—	(6)	—	(6)
Treasury shares sold upon exercise of employee stock options	—	—	(8)	(147,550)	9	—	—	—	1	—	1
Tax deficiency on employee stock options and restricted shares	—	—	(3)	—	—	—	—	—	(3)	—	(3)
Tax payment for restricted shares vested	—	—	(9)	—	—	—	—	—	(9)	—	(9)
Share-based compensation expense	—	—	21	—	—	—	—	—	21	—	21
Dividend declared	—	—	—	—	—	(143)	—	—	(143)	(4)	(147)
Purchase of minority interests	—	—	—	—	—	—	—	—	—	(5)	(5)
Divestiture	—	—	—	—	—	(1)	—	1	—	—	—

Balances at December 31, 2008	100,583,284	50	2,725	914,716	(56)	2,678	(25)	(1,229)	4,143	52	4,195

Ordinary Shares

There were 100,583,284, 100,280,507 and 96,456,924 Delhaize Group ordinary shares issued and fully paid at December 31, 2008, 2007 and 2006, respectively (par value of EUR 0.50), of which 914,716, 938,949 and 918,599 ordinary shares were held in treasury at December 31, 2008, 2007 and 2006, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

In 2008, Delhaize Group issued 302,777 shares of common stock (2007: 3,823,583; 2006: 1,751,862) for EUR 15 million (2007: EUR 183 million, 2006: EUR 56 million), net of EUR 6 million (2007: EUR 52 million, 2006: EUR 44 million) representing the portion of the subscription price funded by Delhaize

America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after taxes (2007: EUR 0.1 million, 2006: EUR 0.1 million). The 2007 amount was also net of EUR 3.6 million (net of taxes) relating to the unamortized discount on the convertible bond. Of shares issued in 2007, 2,267,528 represent convertible bonds which were converted into capital in 2007, with a corresponding credit to share capital of EUR 1 million and to share premium of EUR 125 million.

The Group maintains several share-based compensation plans under which options and warrants on the Group’s shares have been granted to certain employees of the Group (see Note 29).

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2006	47,352,531	2,374,920,005	94,705,062

Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	875,931	98,585,162	1,751,862

Capital on December 31, 2006	48,228,462	2,473,505,167	96,456,924

Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	774,227	107,345,804	1,548,455
Capital increase linked to the conversion of bonds (43% of the convertible bonds were converted into 2,267,528 shares)	1,133,764	128,115,332	2,267,528
Capital increase as a consequence of the exercise of warrants under the 2000 non-US stock option plan	3,800	475,760	7,600

Capital on December 31, 2007	50,140,253	2,709,442,063	100,280,507

Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	151,389	15,101,524	302,777

Capital on December 31, 2008	50,291,642	2,724,543,587	100,583,284

(1)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19,357,794	9,678,897

May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528,542)	(264,271)

Balance of remaining authorized capital as of December 31, 2008	18,829,252	9,414,626

Share Repurchases

On May 22, 2008, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for 18 months, replaced the one granted in May 2007. Such authorization also related to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries. This authorization subsequently has been replaced on May 28, 2009 by a new authorization of the Company’s shareholders.

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

During 2008, Delhaize Group SA acquired 51,867 Delhaize Group shares for an aggregate amount of EUR 3 million, representing approximately 0.05% of Delhaize Group’s share capital and transferred 28,604 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies.

Additionally, Delhaize America, Inc. repurchased in 2008, 71,450 Delhaize Group ADRs for an aggregate amount of USD 4 million, representing approximately 0.07% of the Delhaize Group share capital as at December 31, 2008 and transferred 118,946 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2008, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 98 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2008, Delhaize Group owned 914,716 treasury shares (including ADRs), of which 791,399 were acquired prior to 2008, representing approximately 0.91% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500,000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

In August 2008, Delhaize America engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain stock options held by employees of U.S. subsidiaries of Delhaize Group and certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The financial institution completed the purchases allowed under the plan in October 2008, purchasing a total of 71,450 ADRs.

Retained Earnings

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2008, 2007 and 2006, Delhaize Group’s legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the dividend restriction test (see Note 18). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

Other reserves include a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 20). Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments. Other reserves also include actuarial gains and losses on defined benefit plans and unrealized gains and losses on securities available for sale.

	December 31,
(in millions of EUR)	2008	2007	2006
Deferred gain (loss) on hedge:
Gross	(17)	(16)	(37)
Tax effect	7	6	14

Actuarial gain (loss) on defined benefit plans:
Gross	(38)	(6)	(16)
Tax effect	15	2	5
Amount attributable to minority interest	—	1	1

Unrealized gain (loss) on securities available-for-sale:
Gross	9	2	—
Tax effect	(1)	(1)	—

Total other reserves	(25)	(12)	(33)

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

Capital Management

The Group manages its capital in order to maximize shareholder value while keeping sufficient flexibility to execute strategic projects. We monitor capital by using the same debt/equity classifications as applied in our IFRS reporting.

Minority Interests

Minority interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
Minority Interests (in millions of EUR)	2008	2007	2006
Belgium	1	1	—
Greece	51	48	36

Total	52	49	36

17. Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also uses a treasury notes program.

The carrying values of long-term debt (excluding finance leases), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

				December 31,
(in millions of EUR)	Nominal Interest rate	Maturity	Currency	2008	2007	2006
Debentures, unsecured	9.00%	2031	USD	572	541	642
Notes, unsecured	8.05%	2027	USD	87	82	92
Bonds, unsecured	6.50%	2017	USD	320	302	—
Notes, unsecured(1)	5.625%	2014	EUR	537	504	—
Bonds, unsecured(2)	5.10%	2013	EUR	80	—	—
Notes, unsecured	8.125%	2011	USD	36	34	829
Bonds, unsecured(2)	3.895%	2010	EUR	40	40	40
Convertible bonds, unsecured	2.75%	2009	EUR	170	165	283
Bonds, unsecured	4.625%	2009	EUR	150	150	149
Notes, unsecured	8.00%	2008	EUR	—	99	99
Notes, unsecured	7.55%	2007	USD	—	—	110
Other debt(3)	7.25%	2018	USD	—	—	10
Mortgages payable	7.55% to 8.65%	2008 to 2016	USD	3	4	5
Senior notes	6.31% to 7.41%	2007 to 2016	USD	12	19	31
Other notes, unsecured	7.50% to 14.15%	2007 to 2013	USD	1	1	—
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	81	77	—
Medium-term notes, unsecured	3.354% to 4.70%	2007	EUR	—	—	50
Bank borrowings				3	3	11

Total non-subordinated borrowings				2,092	2,021	2,351

Less current portion				(326)	(109)	(181)

Total non-subordinated borrowings, non-current				1,766	1,912	2,170

(1)	Notes are part of hedging relationship (see Note 20).
(2)	Bonds have been issued by Delhaize Group’s Greek subsidiary Alfa-Beta.
(3)	Contains leasing debt which was included in finance leases since 2007.

The interest rate on long-term debt (excluding finance leases) was on average 5.6%, 6.7% and 7.3% at December 31, 2008, 2007, and 2006, respectively. These interest rates were calculated considering the interest rate swaps discussed below.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). EUR 50 million medium-term notes were outstanding at December 31, 2006. No notes were outstanding at December 31, 2008 and 2007.

Re-acquisition of USD borrowings

In order to reduce its average cost of long term debt, Delhaize Group re-acquired in June 2007, borrowings for a total amount of USD 1.1 billion (USD 1.05 billion with 2011 maturities and USD 50 million with 2031 maturities). The re-purchase was financed with a simultaneous issuance of a EUR 500 million seven-year bond at 5.625%, a USD 450 million 10-year bond at 6.50% and a five-year floating term loan of USD 113 million. The Euro bond was subsequently swapped entirely into USD in order to match the currency of the relating earnings process (see Note 20).

Convertible bonds

In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295 million (the “Convertible Bonds”). The Convertible Bonds mature in April 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The net proceeds from the issue of the Convertible Bonds were split between the liability component and an equity component. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion option, is included in shareholders’ equity, net of income taxes. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component.

The conversion price is initially EUR 57 per share, subject to adjustment on the occurrence of certain events as set out in the offering Circular. Conversion in full of the aggregate principal amount of the Convertible Bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. In 2007, EUR 129 million convertible bonds were converted into 2,267,528 shares, leaving EUR 171 million outstanding bonds.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Senior Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2008, 2007 and 2006, USD 18 million (EUR 13 million), USD 30 million (EUR 20 million) and USD 42 million (EUR 32 million) in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2008, 2007 and 2006, restricted securities of USD 21 million (EUR 15 million), USD 32 million (EUR 22 million) and USD 45 million (EUR 34 million), respectively, were recorded in investment in securities on the balance sheet.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term (excluding finance leases) debt are denominated are as follows:

	December 31,
(in millions of EUR)	2008	2007	2006
U.S. dollar	1,112	1,060	1,719
Euro	980	961	632

Total	2,092	2,021	2,351

The principal payments (premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of the Group’s long-term debt by currency (before effect of cross-currency interest rate swaps) can be summarized and compared with the fair values of the debts as follows:

Debt held in USD (in millions of USD)	2009	2010	2011	2012	2013	Thereafter	Fair Value
Notes due 2011	—	—	50	—	—	—	52
Average interest rate	—	—	8.13%	—	—	—	—
Notes due 2017	—	—	—	—	—	450	418
Average interest rate	—	—	—	—	—	6.50%	—
Notes due 2027	—	—	—	—	—	126	116
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	805	796
Average interest rate	—	—	—	—	—	9.00%	—
Term loan	—	—	—	113	—	—	115
Average Interest Rate	—	—	—	2.28%	—	—	—
Senior and other notes	6	2	2	—	—	9	19
Average interest rate	7.17%	6.58%	6.58%	—	—	7.06%	—
Mortgages payable	1	1	1	1	—	1	5
Average interest rate	7.75%	7.75%	8.25%	8.25%	—	8.25%	—

Total debt held in USD	7	3	53	114	0	1,391	1,521

Total debt held in USD translated in millions of EUR	5	2	38	82	0	1,000	1,093

Debt held in EUR (in millions of EUR)	2009	2010	2011	2012	2013	Thereafter	Fair Value
Bonds due 2009	150	—	—	—	—	—	150
Average interest rate	4.63%	—	—	—	—	—	—
Convertible bonds due 2009	171	—	—	—	—	—	172
Average interest rate	2.75%	—	—	—	—	—	—
Bonds due 2010	—	40	—	—	—	—	40
Average interest rate	—	3.90%	—	—	—	—	—
Bond due in 2013	—	—	—	—	80	—	85
Average interest rate	—	—	—	—	5.10%	—	—
Notes due 2014	—	—	—	—	—	500	420
Average interest rate	—	—	—	—	—	5.63%	—
Bank borrowings	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	6.72%	—

Total debt held in EUR	321	40	0	0	80	503	870

Total debt	326	42	38	82	80	1,503	1,963

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt. Fair values of non-public debt are estimated using rates currently available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries:

	December 31,
(in millions of EUR)	2008	2007	2006
Fair value of long-term debt	1,963	2,146	2,653

Carrying value of long-term debt:
Current	326	109	181
Non-current	1,766	1,912	2,170

Total	2,092	2,021	2,351

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 4 million at December 31, 2008 as well as 2007 and EUR 12 million at December 31, 2006, respectively.

At December 31, 2008, 2007 and 2006, EUR 17 million, EUR 13 million and EUR 30 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain affirmative and negative covenants related to the debt instruments indicated above. Negative covenants include a minimum fixed charge coverage ratio and maximum leverage ratios. At December 31, 2008, 2007 and 2006, Delhaize Group was in compliance with all such covenants.

18. Short-term Borrowings

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2008	2007	2006
U.S. dollar	—	38	102
Euro	152	3	—

Total	152	41	102

The carrying amounts of short-term borrowings approximate their fair values.

U.S. entities

Delhaize America, Inc. has an unsecured revolving credit agreement (the “Credit Agreement”), which provides the entity with a five-year USD 500 million (EUR 359 million), unsecured, committed revolving credit facility, including a USD 100 million (EUR 72 million) sub-limit for the issuance of letters of credit, and a USD 35 million (EUR 25 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 467 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on April 22, 2010. In May 2007, the facility was amended to have the financial covenants apply to Delhaize Group instead of to Delhaize America, Inc. The Credit Agreement is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America, Inc.

The Credit Agreement contains affirmative and negative covenants applicable to Delhaize Group. Negative covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio and a dividend restriction test that limits the amount of dividends to 12.5% of consolidated earnings before interest, taxes, depreciation and amortization for the current and prior year, unless the Group maintains a minimum credit rating of at least BBB- by S&P or Baa3 by Moody’s, in either case with a stable outlook. Delhaize America, Inc. had no outstanding borrowings under the credit agreement as of December 31, 2008, USD 50 million (EUR 34 million) in outstanding borrowings as of December 31, 2007 and USD 120 million (EUR 91 million) outstanding borrowings as of December 31, 2006.

Under the Credit Agreement, Delhaize America, Inc. had average daily borrowings of USD 25 million (EUR 18 million) during 2008, USD 36 million (EUR 26 million) during 2007 and USD 31 million (EUR 25 million) during 2006. Approximately USD 1 million (EUR 1 million), of the Credit Agreement was used to fund letters of credit during 2008 and 2007 and USD 47 million (EUR 37 million) during 2006. In addition of the Credit Agreement Delhaize America, Inc. had approximately USD 77 million (EUR 55 million) and USD 73 million (EUR 50 million) outstanding to fund letters of credit as of December 31, 2008 and 2007 respectively, and no amounts outstanding at December 31, 2006.

In addition, Delhaize America, Inc. has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and which amounted to USD 120 million (EUR 86 million) at December 31, 2008. As of December 31, 2008, Delhaize America, Inc. had no borrowings outstanding under such arrangements. There was USD 6 million (EUR 4 million) and USD 14 million (EUR 11 million) outstanding under these arrangements at December 31, 2007 and 2006 respectively.

European and Asian entities

At December 31, 2008, 2007 and 2006 the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of EUR 621 million (of which EUR 275 million of committed credit facilities), EUR 561 million and EUR 511 million, respectively, under which Delhaize Group can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. The Bank Borrowings require maintenance of various financial and non-financial covenants. Financial covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio, and a maximum year-on-year change in shareholders’ equity. At December 31, 2008, 2007 and 2006, we were in compliance with all such covenants. In Europe and Asia, Delhaize Group had EUR 152 million in outstanding short-term bank borrowings at December 31, 2008 compared to EUR 3 million in outstanding short-term bank borrowings at December 31, 2007 and no borrowings outstanding at December 31, 2006, respectively, with an average interest rate of 4.37% and 5.05%, respectively. During 2008, the Group’s European and Asian average borrowings were EUR 106 million at a daily average interest rate of 5.0%.

19. Leases

As explained in Note 2, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group’s stores operate principally in leased premises (see also overview in Note 9). Lease terms generally range from one to 30 years with renewal options ranging from three to 27 years.

The schedule below provides the future minimum lease payments, which have not been reduced by minimum sublease income of EUR 88 million due over the term of non-cancellable subleases, as of December 31, 2008:

(in millions of EUR)	2009	2010	2011	2012	2013	Thereafter	Total
Finance leases
Future minimum lease payments	122	117	110	107	102	919	1,477
Less amount representing interest	(78)	(73)	(68)	(63)	(58)	(450)	(790)
Present value of minimum lease payments	44	44	42	44	44	469	687
Operating leases
Future minimum lease payments (for non-cancellable leases)	241	232	212	192	176	1,132	2,185
Closed store lease obligations
Future minimum lease payments	13	11	9	8	6	22	69

The average effective interest rate for finance leases was 11.9%, 11.7% and 11.7% at December 31, 2008, 2007 and 2006, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 8.3% at December 31, 2008 was EUR 817 million (2007: 6.8%, EUR 827 million; 2006: 6.9%, EUR 811 million).

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 245 million, EUR 242 million and EUR 247 million in 2008, 2007 and 2006, respectively, being included predominately in “Selling, general and administrative expenses.”

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense recognized in 2008, 2007 and 2006 amounted EUR 1 million.

Sublease payments received and recognized into income for 2008, 2007 and 2006 were EUR 19 million, EUR 20 million and EUR 18 million, respectively.

Delhaize Group signed lease agreements for additional store facilities, under construction at December 31, 2008. The corresponding leases terms as well as the renewal options generally range from three to 30 years. Total future minimum rents for these agreements relating to stores under construction amount to approximately EUR 355 million.

Provisions for EUR 32 million, EUR 34 million and EUR 67 million at December 31, 2008, 2007 and 2006, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 22). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

20. Derivative Instruments

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair value for derivative financial instruments depends on the type of instruments:

•

Derivative interest rate contracts: the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.

•	Derivative currency contracts: the fair value of forward foreign currency exchange contracts is based on forward exchange rates.

•

Derivative cross-currency contracts: the fair value of derivative cross-currency contracts is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument, translated at the rate prevailing at measurement date.

Derivative instruments are carried at fair value being the amount a resulting asset could be exchanged or a liability settled:

	December 31,
(in millions of EUR)	2008		2007		2006
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	39	—	7	1	—	3
Cross currency swaps	18	—	46	—	—	2
Foreign exchange forward contracts	1	—	—	—	2	—

Total	58	—	53	1	2	5

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e. EUR 58 million at December 31, 2008).

The following table indicates the contractual maturities associated with derivative financial instruments at December 31, 2008. The amounts presented for currency swaps and foreign exchange forward contracts represent the undiscounted notional amounts to be paid and received.

(in millions of EUR)	1-3 months	3 months- 1 year	+5 years	Total
Interest rate swaps
Assets	—	—	39	39
Cross currency swaps and foreign exchange forward contracts
Amounts receivable	7	8	500	515
Amounts payable	(6)	(8)	(482)	(496)

Total	1	—	57	58

Interest Rate Swaps

Delhaize Group issued in 2007 EUR 500 million Senior Notes, used to finance cash flows generated by Delhaize Group’s U.S. operations, with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market rates (see Note 17).

In order to hedge that risk, Delhaize America, Inc., swapped 100% of the proceeds to an EURIBOR 3m floating rate for the 7 year term. The maturity dates of interest rate swap arrangements match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and have been documented and reflected in the financial statements of Delhaize Group as fair value hedges.

Changes in fair values have been recorded in the income statement as finance costs as follows:

	December 31,
(in millions of EUR)	2008	2007	2006
Losses (gains) on
Interest rate swaps	(31)	(7)	2
Related debt instruments	31	7	(2)

Total	—	—	—

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt (see Note 17). The arrangements were terminated before completion of the refinancing. A loss of EUR 4 million, related to the tender offer, was recognized in finance costs of that year. The swap arrangements related to the new debt issue were initially designated as a cash flow hedge and consequently the gain (EUR 2 million) from the termination is deferred and amortized to finance costs over the term of the underlying debt, which matures in 2017.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures. These contracts are not designated as cash flow, fair value or net investment hedges and are generally entered into for periods consistent with currency transaction exposures. Consequently, such derivatives do not qualify for hedge accounting.

In 2007, and simultaneously to entering into interest rate swaps described above, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (EUR 500 million for USD 670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, Inc.’s underlying EUR 500 million term loan.

In addition, Delhaize Group enters into foreign currency swaps, with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its functional currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2008. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2008 (EUR)	Fair Value Dec. 31, 2007 (EUR)	Fair Value Dec. 31, 2006 (EUR)
2008	2009	EUR 7	12m EURIBOR 1.31%	USD 10	12m LIBOR +1.34%	—	—	—
2007	2014	USD 670	3m LIBOR +0.98%	EUR 500	3m EURIBOR +0.94%	18	46	—
2007	2008	EUR 7	12m EURIBOR +1.37%	USD 10	12m LIBOR +1.34%	—	(1)	—
2007	2008	RON 13	9m BUBOR +1.05%	EUR 4	3m EURIBOR +5.67%	—	—	—
2006	2007	EUR 15	12m EURIBOR +1.21%	USD 20	12m LIBOR +1.23%	—	—	—
2006	2007	CZK 2,125	3.94%	EUR 75	4.76%	—	—	(2)
2006	2007	EUR 8	12m EURIBOR +1.37%	USD 10	12m LIBOR +1.34%	—	—	—

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures. Consequently, such derivatives do not qualify for hedge accounting.

In 2008, Delhaize Group entered into several foreign exchange forward contracts to purchase at different dates in 2009 EUR 8 million in aggregate in exchange of RON 30 million to offset the foreign currency risk on intercompany loans to Mega Image, denominated in RON.

Changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from Investments.”

21. Provisions

	December 31,
(in millions of EUR)	Note	2008	2007	2006
Closed stores:	22
Non-current		40	38	74
Current		11	13	10
Self-insurance:	23
Non-current		90	83	89
Current		32	28	29
Pension benefit and other post-employment benefits:	24
Non-current		74	64	81
Other:
Non-current		22	22	19
Current		6	1	3

Total provisions
Non-current		226	207	263
Current		49	42	42

22. Closed Store Provisions

As explained in Note 2, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance (“termination”) costs. The amounts recognized reflect management’s best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-lessee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the United States, with remaining lease terms ranging from one to 19 years. The average remaining lease term for closed stores was 4.6 years at December 31, 2008. Minor amounts, recognized in 2008, relate to termination benefits (zero in 2007 and 2006).

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2008	2007	2006
Closed store provision at January 1	51	84	115
Additions:
Store closings - lease obligations	6	4	6
Store closings - other exit costs	2	5	1
Update of estimates	1	—	(3)
Interest expense (unwinding of discount)	4	5	9
Utilisation:
Lease payments made	(11)	(14)	(21)
Lease terminations	(3)	(6)	(8)
Payments made for other exit costs	(2)	(3)	(4)
Transfer to other accounts	—	(17)	—
Currency translation effect	3	(7)	(11)

Closed store provision at December 31	51	51	84

During 2008, 2007 and 2006, Delhaize Group recorded additions to the closed store provision of EUR 8 million, EUR 9 million and EUR 7 million respectively, primarily related to respectively 19, 26 and 27 store closings made in the ordinary course of business.

The following table presents a roll-forward of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2006	207
Store closings added	27
Stores sold/lease terminated	(53)
Balance at December 31, 2006	181
Store closings added	26
Stores sold/lease terminated	(39)
Balance at December 31, 2007	168
Store closings added(1)	19
Stores sold/lease terminated	(38)
Balance at December 31, 2008	149

(1)	Includes 7 Sweetbay stores which are in the process of being closed.

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	2008	2007	2006
Other operating expenses	9	8	3
Interest expense included in “Finance costs”	3	4	8
Results from discontinued operations	1	2	2

Total	13	14	13

23. Self-insurance Provision

Delhaize Group’s U.S. operations are self-insured for their workers’ compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

•	USD 0.5 million to USD 1.0 million per accident for workers’ compensation;

•	USD 3.0 million per occurrence for general liability,

•	USD 5.0 million per accident for vehicle accident, and

•	USD 5.0 million per occurrence for pharmacy claims.

In addition, Delhaize Group is self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision can be summarized as follows:

(in millions of EUR)	2008	2007	2006
Self-insurance provision at January 1	111	118	131
Expense charged to earnings	153	145	146
Claims paid	(148)	(139)	(146)
Currency translation effect	6	(13)	(13)

Self-insurance provision at December 31	122	111	118

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation etc. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require to make significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

24. Employee Benefit Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post employment medical benefits as well as the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about e.g. discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency the benefits will be paid in and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in the Statement of Recognized Income and Expense. The assumptions are summarized below.

Defined Contribution Plans

•

In Belgium, Delhaize Group adopted for substantially all of its employees a defined contribution plan, under which the employer, and from 2005 on, also the employees contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not participating in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement, based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. The expenses related to the plan were EUR 3 million in 2008, 2007 and 2006.

•

In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry (the legal entity operating the Sweetbay stores) with one or more years of service. Beginning in the plan year 2008, employees become vested substantially in profit-sharing contributions after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, Inc.’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions.

Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these US defined contribution retirement plans were EUR 41 million, EUR 41 million and EUR 26 million in 2008, 2007 and 2006, respectively. In 2006, the expense was reduced by EUR 17 million due to forfeited accounts in the retirement and profit-sharing plans of Food Lion and Kash n’ Karry.

•

In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

•

Delhaize Belgium has a defined benefit pension plan covering approximately 5% of its employees. The plan is subject to legal funding requirements and is funded by contributions by members and Delhaize Belgium. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. An insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

•

In the US, Delhaize Group maintains a non-contributory funded defined benefit pension plan covering approximately 57% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reduction in future contributions. The plan traditionally invests mainly in equity securities and is therefore exposed to stock market movements.

Further, Delhaize Group operates in the US unfunded supplemental executive retirement plans (“SERP”) covering a limited number of executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement. At the end of 2008, Delhaize Group significantly reduced the number of participants to the SERP operated by Food Lion in exchange for future contributions by the Company into a nonqualified deferred compensation plan. This reduction in number of participants qualified as a curtailment under IAS 19 and the Group recognized a net gain of USD 8 million (EUR 6 million) being recognized in “Selling, general and administrative expenses,” consisting of USD 12 (EUR 8 million) curtailment gain being offset by additional expenses in connection with the future contributions of USD 4 million (EUR 3 million).

•

Alfa-Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa-Beta are covered by this plan.

•

Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo are covered by this plan.

•

Finally, Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees (“post-employment benefits”), which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

Defined Benefit Plans

(in millions of EUR)	2008			2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	104	110	214	109	116	225	121	114	235
Current service cost	7	4	11	7	5	12	8	5	13
Interest cost	6	6	12	6	5	11	6	4	10
Plan participants’ contributions	—	2	2	—	2	2	—	2	2
Amendments	—	—	—	1	—	1	—	—	—
Actuarial (gain)/loss	2	(2)	—	(1)	(10)	(11)	(6)	(4)	(10)
Benefits paid	(6)	(15)	(21)	(7)	(9)	(16)	(8)	(5)	(13)
Plan curtailments	(8)	—	(8)	—	—	—	—	—	—
Plan settlements	—	1	1	—	1	1	—	—	—
Currency translation effect	6	—	6	(11)	—	(11)	(12)	—	(12)

Benefit obligation at December 31	111	106	217	104	110	214	109	116	225

Change in plans assets:
Fair value of plans assets at January 1	82	71	153	85	65	150	82	60	142
Expected return on plan assets	6	4	10	6	3	9	6	2	8
Actuarial gain/(loss) on plan assets	(28)	(1)	(29)	(1)	—	(1)	4	(1)	3
Employer contributions	21	8	29	8	10	18	10	7	17
Plan participants’ contributions	—	2	2	—	2	2	—	2	2
Benefits paid	(6)	(15)	(21)	(7)	(9)	(16)	(8)	(5)	(13)
Currency translation effect	4	—	4	(9)	—	(9)	(9)	—	(9)

Fair value of plans assets at December 31	79	69	148	82	71	153	85	65	150
Actual return on plan assets	(22)	3	(19)	5	3	8	10	1	11

Amounts recognized in the balance sheet:
Present value of funded obligation	101	87	188	91	92	183	96	99	195
Fair Value of plan assets	(79)	(69)	(148)	(82)	(71)	(153)	(85)	(65)	(150)

Deficit for funded plans	22	18	40	9	21	30	11	34	45
Present value of unfunded obligations	10	19	29	13	18	31	13	17	30
Unrecognized past service (cost) benefit	—	—	—	(1)	—	(1)	—	—	—

Net liability	32	37	69	21	39	60	24	51	75

Weighted average assumptions used to determine benefit obligations:
Discount rate	6.01%	5.55%		6.00%	5.32%		5.75%	4.34%
Rate of compensation increase	4.67%	3.38%		4.76%	3.37%		4.60%	3.36%
Rate of price inflation	3.50%	2.09%		3.50%	2.08%		3.50%	2.07%

(in millions of EUR)	2008			2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of pension cost:
Amounts recognized in the income statement:
Current service cost	7	4	11	7	5	12	8	5	13
Interest cost	6	6	12	6	5	11	6	4	10
Expected return on plan assets	(6)	(4)	(10)	(6)	(3)	(9)	(6)	(2)	(8)
Amortization of past service cost	1	—	1	—	—	—	—	—	—
Curtailment gain recognized	(8)	—	(8)	—	—	—	—	—	—
Settlement loss recognized	—	1	1	—	1	1	—	—	—

Total pension cost recognized in the income statement	—	7	7	7	8	15	8	7	15

Amounts recognized in the statement of recognized income and expense:
Actuarial (gains)/losses immediately recognized	30	(1)	29	—	(10)	(10)	(10)	(3)	(13)

Cumulative amount of actuarial gains and losses recognized	28	5	33	(2)	6	4	(2)	16	14

Weighted average assumptions used to determine pension cost:
Discount rate	6.00%	5.32%		5.75%	4.34%		5.46%	3.65%
Expected long-term rate of return on plan assets during year	7.75%	4.90%		7.75%	4.15%		7.75%	4.25%
Rate of compensation increase	4.76%	3.37%		4.60%	3.36%		4.59%	3.35%
Rate of price inflation	3.50%	2.08%		3.50%	2.07%		3.50%	2.06%

(in millions of EUR)	2008			2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historic Information
Defined benefit obligation	111	106	217	104	110	214	109	116	225
Plan Assets	79	69	148	82	71	153	85	65	150
Surplus or (Benefit)	32	37	69	21	39	60	24	51	75
Experience gains and losses:
Related to plan assets	28	1	29	1	—	1	(4)	1	(3)
Percentage of plan assets	35.61%	0.87%	19.38%	0.30%	-0.14%	0.13%	-5.10%	0.44%	-2.73%
Related to plan liabilities	2	1	3	1	—	1	(3)	1	(2)
Percentage of plan liabilities	1.83%	1.13%	1.51%	0.63%	0.09%	0.37%	-2.48%	0.84%	-0.76%

(in millions of EUR)	2005			2004
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historic Information
Defined benefit obligation	121	114	235	95	100	195
Plan Assets	82	60	142	65	61	126
Surplus or (Benefit)	39	54	93	30	39	69
Experience gains and losses:
Related to plan assets	1	1	2	(2)	—	(2)
Percentage of plan assets	0.68%	1.01%	0.85%	-2.29%	0.50%	-0.95%
Related to plan liabilities	1	12	13	(1)	—	(1)
Percentage of plan liabilities	0.45%	10.22%	5.18%	-1.07%	—	-0.52%

(in millions of EUR)	2008			2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	21	39	60	24	51	75	40	54	94
Pension expense recognized in the income statement in the year	—	7	7	7	8	15	8	7	15
Amounts recognized in the statement of recognized income and expense in the year	30	(1)	29	—	(10)	(10)	(10)	(3)	(13)
Employer contributions made in the year	(21)	(7)	(28)	(7)	(9)	(16)	(10)	(6)	(16)
Benefits paid directly by company in the year	—	(1)	(1)	(1)	(1)	(2)	—	(1)	(1)
Currency translation effect	2	—	2	(2)	—	(2)	(4)	—	(4)

Balance sheet liability at December 31	32	37	69	21	39	60	24	51	75

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

	December 31,
	2008	2007	2006
Equities	11%	12%	12%
Debt	69%	70%	69%
Real estate	3%	3%	4%
Other assets (e.g., cash equivalents)	17%	15%	15%

In 2009, Delhaize Belgium expects to contribute EUR 8 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year and is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The Hannaford plan’s asset allocation was as follows:

	December 31,
	2008	2007	2006
Equities	47%	78%	73%
Debt	30%	18%	23%
Other (e.g., cash equivalents)	23%	4%	4%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2009, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 7 million).

Other Post-Employment Benefits (Medical Plans)

As stated above, other post-employment benefits relate to medical plans maintained by certain of Delhaize Group’s U.S. operating entities. They represent defined benefit plans and are therefore accounted for as such. The total benefit obligation as of December 31, 2008 amounts to EUR 4 million (2007: EUR 4 million, 2006: EUR 5 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, amount to EUR 5 million, EUR 4 million and EUR 6 million for 2008, 2007 and 2006 respectively. The cumulative amount of actuarial gains and losses recognized in the Statement of Recognized Income and Expense amount to EUR 2 million as of December 31, 2008 (2007: EUR 2 million; 2006: EUR 2 million).

The assumptions applied in determining benefit obligation and cost, are summarized in the table below:

	December 31,
	2008	2007	2006
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	5.80%	6.00%	5.80%
Current health care cost trend	9.77%	8.55%	9.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2015	2012	2012
Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	6.00%	5.80%	5.55%
Current health care cost trend	8.55%	9.00%	10.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2012	2012	2012

A 1.0% change in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

25. Accrued Expenses

(in millions of EUR)	December 31,
	2008	2007	2006
Accrued payroll and short-term benefits	286	298	288
Accrued interest	40	23	45
Other	52	55	51

Total accrued expenses	378	376	384

26. Income Taxes

The major components of income tax expense for the years ending December 31, 2008, 2007 and 2006 are:

Income tax expense (in millions of EUR)	2008	2007	2006
Continuing operations
Current tax	195	213	290
Taxes related to prior years recorded in the current year	(14)	(1)	2
Deferred tax	38	(8)	(46)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	—	(1)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(2)	—	—

Total income tax expense from continuing operations	217	204	245

Total income tax expense from discontinued operations	—	(1)	(3)

Total income tax expense from continuing and discontinued operations	217	203	242

Profit before taxes can be reconciled with net profit as follows (in millions of EUR):

Profit before taxes (in millions of EUR)	2008	2007	2006
Continuing operations	702	605	671
Discontinued operations	(6)	23	(68)

Total profit before taxes	696	628	603

Continuing and discontinued operations
Current tax	195	213	290
Taxes related to prior year recorded in the current year	(14)	(1)	2
Deferred tax	38	(9)	(49)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	—	(1)
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(2)	—	—

Total income tax expense from continuing and discontinued operations	217	203	242

Net profit	479	425	361

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to Delhaize Group’s effective income tax rate:

	2008	2007	2006
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Taxation in jurisdictions outside Belgium
(primarily due to United States federal and state income tax rates applied to the income of Delhaize America)(1)	2.5	3.5	4.2
Non-taxable income(2)	—	(1.6)	(3.8)
Non-deductible loss related to disposal of Delvita	—	—	3.6
Deductions from taxable income	(4.4)	(3.2)	—
Effect of unrecognized tax losses and tax credits	—	—	0.3
Tax charges on dividend income(3)	—	(0.3)	1.1
Statutory revaluation of assets	(0.5)	—	—
Changes in tax rate	(0.2)	—	—
Other	(0.2)	—	0.8

Effective tax rate	31.2%	32.4%	40.2%

(1)	In 2008, approximately 78% (2007: 69%, 2006: 86%) of Delhaize Group’s consolidated profit before tax was attributable to Delhaize Group’s U.S. operations, which had an effective tax rate of 37.1% (2007: 39.0%, 2006: 38.9%).
(2)	In 2007, non-taxable income relates to income on disposal of subsidiaries. In 2006, non-taxable income related to the benefits from the Belgian coordination center.
(3)	Including the effect of the refund received in 2007 related to withholding tax for a dividend declared by Delhaize America, Inc. to Delhaize Group in 2002.

The aggregated amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2008	2007	2006
Current tax	(2)	(16)	(15)
Deferred tax	(5)	11	7

Total tax credited directly to equity	(7)	(5)	(8)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint-venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 2.2 billion at December 31, 2008, and EUR 1.7 billion at December 31, 2007 and 2006.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

(in millions of EUR)	December 31,
	2008	2007	2006
Deferred tax liabilities	215	171	186
Deferred tax assets	8	6	8

Net deferred tax liabilities	207	165	178

The changes in net deferred tax liabilities are as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2006	422	(63)	(77)	(27)	(18)	237
Charge (credit) to equity for the year	—	—	—	5	2	7
Charge (credit) to profit or loss for the year	(34)	8	(4)	(2)	(17)	(49)
Amount classified as held for sale	5	—	—	—	(3)	2
Transfers to/from other accounts	(40)	19	20	—	1	—
Currency translation effect	(36)	5	7	1	4	(19)

Net deferred tax liabilities at December 31, 2006	317	(31)	(54)	(23)	(31)	178
Charge (credit) to equity for the year	—	—	—	3	8	11
Charge (credit) to profit or loss for the year	(14)	13	(9)	(2)	3	(9)
Currency translation effect	(27)	2	6	1	3	(15)

Net deferred tax liabilities at December 31, 2007	276	(16)	(57)	(21)	(17)	165
Charge (credit) to equity for the year	—	—	—	(10)	5	(5)
Charge (credit) to profit or loss for the year	40	—	(7)	9	(4)	38
Effect of change in tax rates	(2)	—	—	—	—	(2)
Acquisition	1	—	(1)	—	1	1
Transfers to/from other accounts	(2)	2	(1)	—	1	—
Currency translation effect	15	(1)	(3)	(1)	—	10

Net deferred tax liabilities at December 31, 2008	328	(15)	(69)	(23)	(14)	207

At December 31, 2008, Delhaize Group has not recognized deferred tax assets of EUR 45 million, of which:

•	EUR 31 million relate to tax loss carry-forwards of EUR 627 million (at a 4.9% U.S. State effective tax rate), which if unused would expire at various dates between 2010 and 2028,

•	EUR 2 million relate to tax loss carry-forwards of EUR 6 million which can be utilized without any time limitation,

•	EUR 9 million relate to unused tax credits of EUR 9 million, and

•	EUR 3 million relate to deductible temporary differences of EUR 8 million.

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

27. Earnings Per Share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares:

•	Convertible Debt: the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense less the tax effect.

•

Share-based Awards: the dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 2,549,989, 737,998 and 961,504 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2008, 2007 and 2006, respectively, as their effect was anti-dilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2008	2007	2006
Net profit from continuing operations	485	401	426
Net profit from continuing operations attributable to minority interests	12	15	9

Group share in net profit from continuing operations	473	386	417
Interest expense on convertible bond, net of tax	6	7	10

Group share in net profit from continuing operations for diluted earnings	479	393	427
Result from discontinued operations, net of tax	(6)	24	(65)

Group share in net profit for diluted earnings	473	417	362

Weighted average number of ordinary shares outstanding	99,385,055	97,666,467	94,938,517
Adjusted for:
Dilutive effect of share-based awards	750,485	1,800,979	1,704,630
Dilutive effect of convertible bond	2,995,630	3,981,052	5,263,158

Weighted average number of diluted ordinary shares outstanding	103,131,170	103,448,498	101,906,305

Basic earnings per ordinary share (in EUR):
From continuing operations	4.76	3.95	4.40
From discontinuing operations	(0.06)	0.25	(0.69)

Basic EPS attributable to the equity holder of the Group	4.70	4.20	3.71

Diluted earnings per ordinary share (in EUR):
From continuing operations	4.65	3.80	4.19
From discontinuing operations	(0.06)	0.24	(0.64)

Diluted EPS attributable to the equity holder of the Group	4.59	4.04	3.55

28. Discontinued Operations

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic to the German retail group REWE, for EUR 100 million. The assets and liabilities of the entity were classified as a disposal group held for sale as of September 30, 2006 (see Note 5) and the sale was completed in May 2007. The operational results of Delvita during the first five months of 2007 were classified as result from discontinued operations, as well as the positive accumulated foreign currency translation adjustment of EUR 24 million.

In April 2008, Food Lion Thailand Ltd, a dormant company, was liquidated resulting in a gain from discontinued operations of EUR 2 million.

In December 2008, management of Delhaize Group committed to sell its German activities, due to continued loss-making operations and lack of long-term perspectives for changing this trend (see Note 5). As at December 31, 2008, Delhaize Deutschland GmbH was classified as a disposal group held for sale and qualified simultaneously as a discontinued operation. Delhaize Group recognized an impairment loss of EUR 8 million in order to write down the carrying value of Delhaize Deutschland GmbH to its fair value less costs to sell.

The result of discontinued operations and corresponding cash flow information can be summarized and compared to prior years as follows:

(in millions of EUR, except per share information)	2008	2007	2006
Revenues	20	135	298
Cost of sales	(11)	(104)	(231)
Other operating income	—	2	4
Selling, general and administrative expenses	(9)	(31)	(68)
Other operating expenses	(8)	1	(67)
Finance income (costs)	2	20	(4)

Result before tax	(6)	23	(68)
Income taxes	—	1	3

Result from discontinued operations (net of tax)	(6)	24	(65)

Basic earnings per share from discontinued operations	(0.06)	0.25	(0.69)
Diluted earnings per share from discontinued operations	(0.06)	0.24	(0.64)

Operating cash flows	3	(4)	5
Investing cash flows	(1)	(2)	(7)
Financing cash flows	—	(1)	(1)

Total cash flows	2	(7)	(3)

The pre-tax (loss) gain recognized on the re-measurement or sale of assets related to discontinued operations was EUR (8) million, EUR 1 million and EUR (64) million in 2008, 2007 and 2006, respectively, and was recorded in discontinued operations as other operating expenses. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, amounted to nihil in 2008 and EUR 1 million in 2007 and 2006.

29. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of management: stock option and warrant plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies. Under a warrant plan the exercise by the associate of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

As explained in Note 2, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted and is expensed over the applicable vesting period.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

•	The expected life of the option is based on management’s best estimate and based on historical option activity.

•	The expected volatility is determined by calculating the historical volatility of the Group’s share price over the expected option term.

•	The risk-free rate is determined using a generic price of government bonds with corresponding maturity terms.

•	The expected dividend yield is determined by calculating a historical average of dividend payments made by the Group.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Delhaize Group share price for the 30 days prior to the offering of the option.

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and—as with all assumptions—may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded—primarily in selling, general and administrative expenses—were EUR 21 million, EUR 22 million and EUR 23 million in 2008, 2007 and 2006, respectively.

Non-U.S. operating entities stock options and warrants plans

Options granted to associates of non-U.S. operating companies generally vest after a service period of 3  1/2 years. Options generally expire seven years from the grant date. An exceptional three-year extension was offered in 2003 for options granted under the 2000, 2001 and 2002 grant years. Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2008	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
2008 grant under the 2007 Stock option plan	May 2008	237,291	236,845	EUR	49.25	318	Jan. 1, 2012 - May 29, 2015
2007 Stock option plan	June 2007	185,474	183,917	EUR	71.84	619	Jan. 1, 2011 - June 7, 2014
2006 Stock option plan	June 2006	216,266	211,893	EUR	49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181,226	177,296	EUR	48.11	568	Jan. 1, 2009 - June 14, 2012
2004 Stock option plan	June 2004	237,906	205,391	EUR	38.74	561	Jan. 1, 2008 - June 20, 2011
2003 Stock option plan	June 2003	378,700	27,725	EUR	25.81	514	Jan. 1, 2007 - June 24, 2010
2002 Stock option plan	June 2002	158,300	94,000	EUR	54.30	425	Jan. 1, 2006 - June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	103,200	EUR	64.16	491	Jan. 1, 2005 - June 4, 2011(1)
2000 Warrant plan	May 2000	115,000	92,700	EUR	63.10	461	June 2004 - Dec. 2009(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options and/or warrants continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 5, 2009 (under the 2002 Stock Option Plan), June 4, 2008 (under the 2001 Stock Option Plan) and December 2006 (under the 2000 Warrant Plan), respectively.

Activity associated with non-U.S. stock option and warrant plans is as follows:

2006	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,182,031	43.02
Granted	216,266	49.55
Exercised	(26,000)	54.30
Forfeited	(11,200)	50.02
Expired	(3,900)	63.10

Outstanding at end of year	1,357,197	43.73

Options exercisable at end of year	724,300	42.53

2007
Outstanding at beginning of year	1,357,197	43.73
Granted	185,474	71.84
Exercised	(396,475)	30.20
Forfeited	(11,766)	50.67
Expired	—	—

Outstanding at end of year	1,134,430	52.99

Options exercisable at end of year	557,138	49.61

2008
Outstanding at beginning of year	1,134,430	52.99
Granted	237,291	49.25
Exercised	(27,767)	37.75
Forfeited	(8,587)	51.30
Expired	(2,400)	64.16

Outstanding at end of year	1,332,967	52.63

Options exercisable at end of year	700,312	49.66

The weighted average remaining contractual term for the share options outstanding as at December 31, 2008 is 3.96 (2007: 4.41; 2006: 4.65). The weighted average share price for options exercised during 2008 amounts to EUR 52.34 (2007: EUR 67.12; 2006: EUR 62.75).

The following table summarizes options outstanding and options exercisable as of December 31, 2008, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 25.81 - EUR 38.74	233,116	2.35	37.20
EUR 48.11 - EUR 54.30	720,034	4.71	49.72
EUR 63.10 - EUR 71.84	379,817	3.53	67.62

EUR 25.81 - EUR 71.84	1,332,967	3.96	52.63

Options exercisable at the end of 2008 had a weighted average remaining contractual term of 2.61 years (2007: 3.33; 2006: 3.94).

The weighted average fair values of options granted are EUR 7.38, EUR 16.61 and EUR 13.97 per option for the years 2008, 2007 and 2006, respectively and were estimated on the date of grant using the following assumptions:

	2008	2007	2006
Share price	40.97	72.08	54.05
Expected dividend yield (%)	2.5	2.4	2.4
Expected volatility (%)	27.1	25.7	26.5
Risk-free interest rate (%)	4.3	4.5	3.6
Expected term (years)	5.0	4.6	5.0

The estimation of the expected volatility for the years 2007 and 2006 excluded a period of abnormal volatility, which management of the Group considered being not representative for future expected stock price behavior and was not expected to recur during the expected contractual term of the options. No similar exclusion was made for the 2008 calculation. If the abnormal period would not have been excluded, the total grant fair value would have increased by less than one million, being spread over the vesting period.

U.S. operating entities stock options and warrants plans

Warrants granted under the “Delhaize Group 2002 Stock Incentive Plan” vest over a three-year service period and expire ten years from the grant date.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2008, there were options outstanding to acquire 52,470 ADRs under the “Delhaize America 2000 Stock Incentive Plan”, relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2008	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	May 2008	528,542	483,749	USD	74.76	237	Exercisable until 2018
	June 2007	1,165,108	1,074,676	USD	96.30	3,238	Exercisable until 2017
	June 2006	1,324,347	938,709	USD	63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	482,337	USD	60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	335,646	USD	46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	205,396	USD	28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	442,825	USD	13.40 - USD 76.87	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive plan - options(1)	Various	703,162	52,470	USD	13.40 - USD 93.04	4,509	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the “Delhaize Group 2002 Stock Incentive Plan” and the “Delhaize America 2000 Stock Incentive Plan” is as follows:

2006	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	5,038,861	45.49
Granted	1,324,338	63.04
Exercised	(1,827,644)	40.95
Forfeited/expired	(222,007)	52.94

Outstanding at end of year	4,313,548	52.43

Options exercisable at end of year	1,716,247	43.94

2007
Outstanding at beginning of year	4,313,548	52.43
Granted	1,166,723	96.30
Exercised	(1,345,887)	48.35
Forfeited/expired	(134,342)	62.98

Outstanding at end of year	4,000,042	66.22

Options exercisable at end of year	1,483,762	48.96

2008
Outstanding at beginning of year	4,000,042	66.22
Granted	531,393	74.76
Exercised*	(319,280)	47.97
Forfeited/expired	(196,347)	73.72

Outstanding at end of year	4,015,808	68.45

Options exercisable at end of year	2,118,973	60.11

*	Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 18,273 at December 31, 2008.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2008 is 6.67 (2007: 7.40; 2006: 7.40). The weighted average share price for options exercised during 2008 amounts to USD 76.14 (2007: USD 95.56; 2006: USD 73.78).

The following table summarizes options outstanding and options exercisable as of December 31, 2008, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 25.60 - USD 46.40	607,601	4.48	39.55
USD 49.81 - USD 60.76	873,300	4.67	56.23
USD 62.32 - USD 96.30	2,534,907	7.89	79.58

USD 25.60 - USD 96.30	4,015,808	6.67	68.45

Options exercisable at the end of 2008 had a weighted average remaining contractual term of 5.49 years (2007: 5.48; 2006: 5.67).

The weighted average fair values of options granted were USD 14.35, USD 21.19 and USD 14.36 per option for the years 2008, 2007 and 2006, respectively and were estimated using the following weighted average assumptions:

	2008	2007	2006
Share price	74.76	96.30	63.04
Expected dividend yield (%)	2.4	2.3	2.5
Expected volatility (%)	25.7	26.9	27.2
Risk-free interest rate (%)	3.2	5.1	5.0
Expected term (years)	3.9	3.7	4.0

The estimation of the expected volatility for the year 2006 excluded the period from July 2001 until July 2002, which management of the Group considered being not representative for future expected stock price behavior and was not expected to recur during the expected contractual term of the options. No similar exclusion was made for the 2008 or 2007 calculation.

U.S. operating entities restricted stock unit awards plan

Restricted stock unit awards usually vest over a five-year period starting at the end of the second year after the award. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

In May 2002, Delhaize America, Inc. ceased granting restricted stock awards under the “2000 Stock Incentive Plan” and began granting restricted stock unit awards under the “2002 Restricted Stock Unit Plan”.

Restricted stock unit awards granted to associates of U.S. operating companies under the “Delhaize America 2002 Restricted Stock Unit Plan” are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2008	Number of Beneficiaries (at the moment of issuance)
May 2008	466,503	437,598	3,421
June 2007	102,512	86,334	222
June 2006	155,305	93,844	217
May 2005	145,868	54,486	204
May 2004	179,567	30,848	193

Activity related to the restricted stock plans is as follows:

2006	Shares
Outstanding at beginning of year	495,892
Granted	155,305
Released from restriction	(126,004)
Forfeited/expired	(9,872)

Outstanding at end of year	515,321

2007
Outstanding at beginning of year	515,321
Granted	102,512
Released from restriction	(137,625)
Forfeited/expired	(11,267)

Outstanding at end of year	468,941

2008
Outstanding at beginning of year	468,941
Granted	466,503
Released from restriction	(174,000)
Forfeited/expired	(58,334)

Outstanding at end of year	703,110

The weighted average fair value at date of grant for restricted stock unit awards granted during 2008, 2007 and 2006 was USD 74.74, USD 96.30 and USD 63.04 based on the share price at the grant date, respectively.

30. Cost of Sales

(in millions of EUR)		2008	2007	2006
Product cost, net of vendor allowances and cash discounts		13,665	13,631	13,844
Purchasing, distribution and transportation costs		539	524	523

Total		14,204	14,155	14,367

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, laid out in Note 2, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (EUR 4.5 million, EUR 4.3 million and EUR 4.8 million in 2008, 2007 and 2006, respectively).

31. Employee Benefit Expense Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:
(in millions of EUR)	Note	2008	2007	2006
Wages, salaries and short-term benefits including social security		2,529	2,506	2,543
Share option expense	29	21	22	23
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	24	57	60	45

Total		2,607	2,588	2,611

Employee benefit expenses were recognized in the income statement as follows:
(in millions of EUR)		2008	2007	2006
Cost of sales		317	316	315
Selling, general and administrative expenses		2,290	2,272	2,296

Employee benefits for continuing operations		2,607	2,588	2,611

Results from discontinued operations		3	15	30

Total		2,610	2,603	2,641

32. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2008	2007	2006
Rental income	28	28	25
Income from recycling activities	18	21	15
Services rendered to suppliers	14	15	13
Sale of business	4	11	1
Gains on sale of property, plant and equipment	12	11	6
Services rendered to wholesale customers	3	2	2
Return check services	4	4	4
Other	13	16	17

Total	96	108	83

In 2007 “sale of business” represents mainly the various sales transactions of Cash Fresh stores to independent owners. “Other” primarily includes in-store advertising and litigation settlement income.

Certain prior year adjustments and reclassifications were done to more appropriately detail the other operating income.

33. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2008	2007	2006
Store closing and restructuring expenses	17	11	5
Impairment	20	15	3
Losses on sale of property, plant and equipment	8	10	9
Other	5	—	2

Total	50	36	19

The store closing and restructuring expenses in 2008 relate mainly to the closing of five “Plus Hellas” stores in Greece and the in-progress-closure of seven Sweetbay stores in the U.S.

In 2008, the impairment losses represent mainly the adjustment of the carrying value of 26 Sweetbay stores (2007: 25 stores were impaired by EUR 14 million).

“Other” primarily consists of hurricane and other storm related expenses.

34. Finance Costs

(in millions of EUR)	2008	2007	2006
Interest on current and long-term borrowings	130	159	201
Loss on rate lock to hedge for tender price	—	4	—
Losses on early retirement of debt	—	74	—
Tender fees	—	2	—
Interest on obligations under finance leases	73	76	78
Interest charged to closed store provisions (unwinding of discount)	3	4	8
Amortization of debt discounts (premiums) and financing costs	6	15	10
Amortization of deferred loss on hedge	1	16	5
Fair value losses (gains) on interest rate swaps - debt instruments	31	7	(2)
Fair value (gains) losses on interest rate swaps - derivative instruments	(31)	(7)	2
Foreign currency losses (gains) on debt instruments	(26)	46	(5)
Fair value (gains) losses on currency swaps	29	(47)	4
Other finance costs	1	1	(2)
Less: capitalized interest	(4)	(3)	(3)

Total	213	347	296

The finance costs of 2007 were impacted by the following charges related to the Delhaize America debt tender offer:

(in millions of EUR)	2007
Losses on early retirement of debt	74
Amortization of deferred loss on hedge	14
Amortization of debt premiums / discounts and financing costs	7
Loss on rate lock to hedge for tender price	4
Tender fees	2

Total	101

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 6.6%, 7.4% and 7.9% in 2008, 2007 and 2006, respectively.

35. Income from Investments

(in millions of EUR)	2008	2007	2006
Interest and dividend income from bank deposits and securities	12	12	20
Amortization of discounts (premiums) on securities	—	—	—
Foreign currency (losses) gains on financial assets	(6)	—	2
Fair value gains (losses) on currency swaps and foreign exchange forward contracts	5	—	(2)
Other investing income	—	3	—

Total	11	15	20

Impairment losses recognized on financial assets classified as available-for-sale are subsumed in “Other investing income” and amount to EUR 1 million in 2008. No impairment losses were recognized in 2006 and 2007 in connection with held-to-maturity financial assets.

Other investing income contained in 2007 a EUR 1 million gain recognized on the disposal of Di (see Note 4).

36. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement are as follows:

(in millions of EUR)	Note	2008	2007	2006
Selling, general and administrative expenses		1	—	1
Finance costs	34	(26)	46	(5)
Income from investments	35	6	—	(2)
Result from discontinued operations	28	—	1	(1)

Total		(19)	47	(7)

Exchange differences charges (credited) to the finance costs are offset by the fair value gains and losses on the related currency swap, which amounted to EUR 29 million, EUR (47) million and EUR 4 million in 2008, 2007 and 2006 respectively.

37. Supplemental Cash Flow Information

(in millions of EUR)	2008		2007	2006
Non-cash investing and financing activities:
Conversion of debt into equity	—		126	—
Finance lease obligations incurred for store properties and equipment	53		75	54
Finance lease obligations terminated for store properties and equipment	1		3	3

(in millions of EUR)	2008		2007	2006
Term deposits with original maturity of three months or less	25		42	17
Cash in banks	249		167	237
Cash on hand	46		40	51

Cash and cash equivalents at December 31	320	(2)	249	305	(1)

(1)    Amount excludes EUR 9 million, which are classified as assets held for sale as of December 31, 2006.

(2)    Amount excludes EUR 1 million, which are classified as assets held for sale as of December 31, 2008.

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

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2008, 2007 and 2006 is set forth in the Corporate Governance section of this annual report. The total remuneration of directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2008		2007	2006
Total remuneration non-executive directors	969		864	835

Executive Director
Pierre-Olivier Beckers(1)	80		75	75

Total	1,049		939	910

(1)	The amounts solely relate to the remuneration of the executive director and excludes his compensation as CEO.

Compensation of Executive Management

The tables below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2008, 2007 and 2006 to its Executive Management. For more details on the share-based incentive plans, see Note 29.

	2008	2007	2006
Restricted stock unit awards	37,546	26,760	39,448
Stock options and warrants	176,400	122,579	133,459

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided In all capacities to the Company and its subsidiaries) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to section “Corporate Governance” in this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is set below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. For 2008, the aggregate compensation includes the pro-rate share of compensation of one member of the Executive Management who resigned in September 2008. For 2007, they include the pro-rata share of compensation of the two members of the Executive Management who retired from their Executive positions on June 30, 2007 and the pro-rata share of the member of the Executive Management appointed on February 26, 2007.

(in millions of EUR)	2008	2007	2006
Short-term benefits(1)	6	7	7
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	2	4	3
Share-based compensation	3	3	4
Employer social security contributions	1	2	1

Total compensation expense recognized in the income statement	13	17	16

(1)	Short-term benefits include the Annual Bonus payable during the subsequent year for performance achieved during the respective years.
(2)	The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts represent the employer contributions to the plans for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

39. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

As of December 31, 2008, purchase obligations amounted to EUR 229 million (2007: EUR 157 million, 2006: 187 million), of which EUR 129 million relates to the acquisition of property, plant and equipment and / or intangible assets.

Commitments related to lease obligations are disclosed in Note 19.

40. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

We continue to experience tax audits in jurisdictions where we conduct business, which we consider to be part of our ongoing business activity. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2008, 2007 and 2006 in the United States, during financial years 2008 and 2006 in Greece, and during financial years 2007 and 2006 in Belgium. Although some audits have been settled in the United States and Belgium during 2008, Delhaize Group expects continued audit activity in both jurisdictions in 2009. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The data intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses, was obtained by any unauthorized person. Various lawsuits have been or may be filed, and various claims have been or may be otherwise asserted, against Hannaford and affiliates relating to the data intrusion. Hannaford intends to defend such lawsuits and claims vigorously although it cannot predict the outcome of such matters. Delhaize Group cannot predict what actions governmental entities will take, if any, and what the consequences will be for Delhaize Group.

In April 2007, representatives of the Belgian competition authority visited our procurement offices in Zellik, Belgium, and requested that we provide them with certain documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating to prices of health and beauty products and other household goods.

41. Subsequent Events

On January 2, 2009, Delhaize Group entered into an agreement to integrate two of its affiliated stores (Knauf Center Schmëtt SA and Knauf Center Pommerlach SA), based in Luxembourg, into Delhaize Group’s operated sales network. Delhaize Group acquired 100% of the shares and voting rights of these two companies for an acquisition price of €25 million, subject to contractual adjustments. The results of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA will be consolidated in Delhaize Group’s results from January 1, 2009.

On February 2, 2009, Delhaize Group issued $300 million Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principal amount with the net proceeds to be used for general corporate purposes, including the payment of maturing debt. The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of their aggregate principal amount in the event of a change of control over Delhaize Group. The Senior Notes are not listed at any stock exchange, but were offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission. Simultaneously, Delhaize Group entered into a five year, cross-currency, fixed-for-fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in exchange rates. Delhaize Group has designated and documented the transaction in accordance with IAS 39 as a cash flow hedge and will account for it, as detailed in Note 2, correspondingly, as of the date of issuance. The critical terms of the hedging instrument match the terms of the hedged item.

As of February 18, 2009, Delhaize Group appointed Citibank, N.A. as successor depositary for its American Depositary Receipts program. In connection with such appointment Delhaize Group entered into an amended and restated deposit agreement, dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder.

On March 13, 2009, Delhaize Group entered into an agreement, through its fully-owned subsidiary Mega Image, to acquire four stores operated under the banner Prodas in Bucharest. The acquisition price was €6 million, subject to contractual adjustments. The acquisition is subject to customary conditions and the approval of the Romanian antitrust authorities. It is expected that the transaction will close in the third quarter of 2009.

On April 30, 2009, Delhaize Group’s convertible bonds issued in 2004, with an outstanding balance of €170 million at December 31, 2008, matured and were repaid.

On May 18, 2009, Delhaize Group’s Euro Bonds issued in 1999, with an outstanding balance of €150 million at December 31, 2008, matured and were repaid.

On May 18, 2009, Delhaize Group announced the launch of a tender offer for all of the shares of its Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”) which are not yet held by any of the consolidated companies of Delhaize Group. The shares of Alfa-Beta are currently listed and admitted for trading on the “Big Capitalization Market” of the Athens Exchange (BASIK). As of June 4, 2009, Delhaize Group owned 8,385,528 of Alfa-Beta’s common registered shares, or approximately 65.86% of the total outstanding share capital. Delhaize Group is offering to acquire the currently remaining 4,347,192 common registered shares, representing approximately 34.14% of the total outstanding share capital and voting rights in Alfa-Beta for €30.5 per share. This represents a premium of €6.02 per share compared to the volume weighted closing stock market price (“VWAP”) of the last three months prior to the tender offer and a premium of €4.55 per share compared to VWAP of the last six months prior to the tender offer. The acceptance period of the tender offer, during which Alfa-Beta’s shareholders may tender their shares, began on June 12, 2009 and will end on July 9, 2009. In the event that Delhaize Group’s interest in Alfa-Beta reaches at least 90% of the voting rights, Delhaize Group will exercise its statutory right to acquire the remaining Alfa-Beta shares. Further, in case of reaching 95% of the voting rights in Alfa-Beta, Delhaize Group will initiate the process for delisting Alfa-Beta’s shares from the Athens Exchange

At Delhaize Group’s Ordinary and Extraordinary General Meeting of shareholders on May 28, 2009, Delhaize Group’s shareholders approved the distribution of a €1.48 gross dividend per share for fiscal year 2008. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.11 per share. The 2008 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 4, 2009 against coupon number 47. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 9, 2009.

42. List of Consolidated and Associated Companies

A. Fully Consolidated

		Ownership Interest in %
		2008	2007	2006
Alfa-Beta Vassilopoulos S.A.	81, Spata Avenue, Gerakas, Athens, Greece	65.2	61.3	61.3
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Atlas A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	—	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0

Backambacht NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Bevermart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
CF Bugboort BVBA	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	100.0
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0

Delhaize The Lion America, Inc.	East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize The Lion Pacific, PLC(2)	Solid Group Building 104, Floor 5, Soi Pattanakarn 40 (Thavorn), Keth Suan Luang, Bangkok 10250, Thailand	—	—	100.0

Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delnemo A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	—	100.0
Delshop SA(3)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	—	100.0
Delvita A.S.(1)	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic	—	—	100.0
Delvita SK, s.r.o.(2)	Slovakia	—	100.0	100.0
Distri Group 21 NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Ecad NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
ENA S.A.	81, Spata Avenue, Gerakas, Athens, Greece	65.2	61.3	61.3
Esmart NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Essex Realty Corp., Inc.(2)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Flashmarkt NV	Lindenlaan 3, 2340 Beerse, Belgium	100.0	100.0	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion (Thailand), Ltd.(5)(2)	Thailand	—	100.0	100.0
Food Lion (Thailand), Inc.(5)	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Gastro International S.R.L.	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	100.0	—	—
Guiding Stars Licensing Company	P.O. Box 1000, Portland, ME 04104, USA	100.0	—	—
Haagmart NV(2)	Markt 10, 3150 Haacht, Belgium	—	100.0	100.0
Hannbro, Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV	Molsebaan 34, 2480 Dessel, Belgium	100.0	100.0	100.0

Heulcad NV	Dorp 66, 2260 Westerlo/Heultje, Belgium	100.0	100.0	100.0
Holding and Food Trading Co Ltd	O.T. 41, 57022 BI.PE. Thessaloniki, Greece	65.2	—	—
Holding and Food Trading Co Ltd Partnership	O.T. 41, 57022 BI.PE. Thessaloniki, Greece	65.2	—	—
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Jobmart NV	Beukenlei 9, 2960 Brecht/Sint-Job-in’t-Goor, Belgium	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Koermart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Kommar NV	Nijverheidsstraat 14, 2350 Vosselaar, Belgium	100.0	100.0	100.0
La Fourmi S.A.	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	100.0	—	—
Ledemart NV	Stadionsstraat 26, 9190 Stekene, Belgium	100.0	100.0	100.0
Leoburg NV	Jacoletstraat 24, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0

Maascad NV	Rijksweg 379, 3630 Maasmechelen, Belgium	100.0	100.0	100.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	39-49 Nidal Titulesco Avenue, block 12, entrance A+B 1st district, Bucharest, Romania	99.2	99.2	99.2

Mega Image S.R.L.	95 Siret Street, 1st district Bucharest, Romania	100.0	100.0	100.0

Merelmart NV	Fraterstraat 86/B, 9820 Merelbeke, Belgium	100.0	100.0	100.0
Molmart NV	‘T Laar 2, 2400 Mol, Belgium	100.0	100.0	100.0
Octomarket NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
P.L.L.C. S.A.	81, Spaton Ave 15344, Gerakas, Greece	65.2	—	—
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	100.0	—	—
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0

Rethy NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Rovas 2001 Prodimpex S.R.L.	Siret Street nr. 95, Sector 1, Bucharest, Romania	100.0	—	—
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Shop ‘N Save - Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Smart Food Shopping(6)	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
Supermarkten Voeten-Hendrickx NV	Markt 18, 2470 Retie, Belgium	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Universal MVM Conexim S.R.L.	Str. Constantin Rädulescu-Motru, N°12, Bl.27B, ground floor, Sector 4, Bucharest, Romania	100.0	—	—

Vangeelder NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

B. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2008	2007	2006
P.T. Lion Super Indo, LLC(7)	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

(1)	In November 2006, Delhaize Group discontinued its operations in the Czech Republic.
(2)	Liquidated.
(3)	Sold in June 2007.
(4)	Merged into Distri Group in June 2008.
(5)	In August 2004, Delhaize Group discontinued its operations in Thailand.
(6)	Warenhuizen Troukens-Peeters NV was renamed into Smart Food Shopping during 2008.
(7)	P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

	December 31,
(in millions of EUR)	2008	2007	2006
Non-current assets	7	7	5
Current assets	12	13	12
Non-current liabilities	1	1	1
Current liabilities	8	10	7

Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:

(in millions of EUR)	2008	2007	2006
Net cash provided by operating activities	2	5	2
Net cash used in investing activities	(2)	(3)	(2)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group’s result was EUR 77 million, 72 million and EUR 66 million for 2008, 2007 and 2006, respectively. Net income of Super Indo included in the Group’s results was approximately EUR 2 million in 2008, 2007 and 2006.

43. Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) has entered into a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly–owned subsidiary of the Parent Company, and substantially all of Delhaize America’s subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of the parties to the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non–Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2008, 2007 and 2006 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter–company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Net sales and other revenues	4,289	13,081	1,742	(88)	19,024
Cost of sales	(3,483)	(9,453)	(1,356)	88	(14,204)
Gross profit	806	3,628	386	—	4,820
Other operating income	30	85	111	(130)	96
Selling, general and administrative expenses	(736)	(2,953)	(403)	130	(3,962)
Other operating expenses	—	(46)	(4)	—	(50)
Operating profit	100	714	90	—	904
Finance costs	(174)	(178)	(117)	256	(213)
Income from investments	36	16	228	(269)	11
Equity in earnings of subsidiaries	494	—	—	(494)	—
Profit before taxes and discontinued operations	456	552	201	(507)	702
Income tax expense	11	(201)	(27)	—	(217)
Net profit from continuing operations	467	351	174	(507)	485
Result from discontinued operations (net of tax)	—	5	(11)	—	(6)
Net profit	467	356	163	(507)	479
Net profit attributable to minority interest	—	—	12	—	12
Net profit attributable to equity holders of the Group (Group share in net profit)	467	356	151	(507)	467

CONSOLIDATED INCOME STATEMENT FOR 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Net sales and other revenues	4,130	13,259	1,619	(65)	18,943
Cost of sales	(3,349)	(9,623)	(1,248)	65	(14,155)
Gross profit	781	3,636	371	—	4,788
Other operating income	35	95	103	(125)	108
Selling, general and administrative expenses	(720)	(2,963)	(365)	125	(3,923)
Other operating expenses	(3)	(23)	(10)	—	(36)
Operating profit	93	745	99	—	937
Finance costs	(134)	(311)	(93)	191	(347)
Income from investments	25	4	320	(334)	15
Equity in earnings of subsidiaries	429	—	—	(429)	—
Profit before taxes and discontinued operations	413	438	326	(572)	605
Income tax expense	6	(168)	(42)	—	(204)
Net profit from continuing operations	419	270	284	(572)	401
Result from discontinued operations (net of tax)	(9)	(1)	34	—	24
Net profit	410	269	318	(572)	425
Net profit attributable to minority interest	—	—	15	—	15
Net profit attributable to equity holders of the Group (Group share in net profit)	410	269	303	(572)	410

CONSOLIDATED INCOME STATEMENT FOR 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Net sales and other revenues	3,987	13,773	1,496	(41)	19,215
Cost of sales	(3,225)	(10,024)	(1,159)	41	(14,367)
Gross profit	762	3,749	337	—	4,848
Other operating income	31	86	82	(116)	83
Selling, general and administrative expenses	(677)	(3,058)	(346)	116	(3,965)
Other operating expenses	(2)	(15)	(2)	—	(19)
Operating profit	114	762	71	—	947
Finance costs	(81)	(253)	(79)	117	(296)
Income from investments	1	10	79	(70)	20
Equity in earnings of subsidiaries	337	—	—	(337)	—
Profit before taxes and discontinued operations	371	519	71	(290)	671
Income tax expense	(19)	(199)	(27)	—	(245)
Net profit from continuing operations	352	320	44	(290)	426
Result from discontinued operations (net of tax)	—	(2)	(63)	—	(65)
Net profit	352	318	(19)	(290)	361
Net profit attributable to minority interest	—	—	9	—	9
Net profit attributable to equity holders of the Group (Group share in net profit)	352	318	(28)	(290)	352

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2,316	275	—	2,607
Intangible assets	61	529	7	—	597
Property, plant and equipment	571	2,696	565	—	3,832
Investment property	—	33	6	—	39
Investment in subsidiaries	6,090	5,108	370	(11,568)	—
Investment in securities	—	11	112	—	123
Other financial assets	—	6	2,204	(2,187)	23
Deferred tax assets	—	—	8	—	8
Derivative instruments	—	57	32	(32)	57
Other non–current assets	—	9	16	(14)	11

Total non–current assets	6,738	10,765	3,595	(13,801)	7,297

Inventories	219	996	123	—	1,338
Receivables	461	140	148	(141)	608
Income tax receivable	2	—	6	—	8
Investment in securities	—	4	24	—	28
Other financial assets	—	—	549	(542)	7
Derivative Instruments	—	—	1	—	1
Prepaid expenses	10	31	3	(3)	41
Other current assets	1	34	70	(55)	50
Cash and cash equivalents	42	207	71	—	320
Asset classified as held for sale	—	—	2	—	2

Total current assets	735	1,412	997	(741)	2,403

Total assets	7,473	12,177	4,592	(14,542)	9,700

Shareholders’ equity	4,143	8,605	2,961	(11,566)	4,143
Minority interests	—	—	52	—	52

Total equity	4,143	8,605	3,013	(11,566)	4,195

Long–term debt	1,644	1,651	578	(2,107)	1,766
Obligations under finance lease	72	583	2	(14)	643
Deferred tax liabilities	15	180	20	—	215
Derivative instruments	13	—	19	(32)	—
Provisions	28	83	115	—	226
Other non–current liabilities	5	57	6	—	68

Total non–current liabilities	1,777	2,554	740	(2,153)	2,918

Short–term borrowings	371	—	241	(460)	152
Long–term debt – current	372	22	118	(186)	326
Obligations under finance lease – current	2	43	1	(2)	44
Provisions – current	—	21	28	—	49
Income taxes payable	5	79	14	—	98
Accounts payable	602	546	349	(114)	1,383
Accrued expenses	182	202	55	(61)	378
Other current liabilities	19	105	30	—	154
Liabilities associated with assets held for sale	—	—	3	—	3

Total current liabilities	1,553	1,018	839	(823)	2,587

Total liabilities	3,330	3,572	1,579	(2,976)	5,505

Total liabilities and equity	7,473	12,177	4,592	(14,542)	9,700

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15	2,190	241	—	2,446
Intangible assets	42	508	2	—	552
Property, plant and equipment	558	2,407	418	—	3,383
Investment property	—	33	7	—	40
Investment in subsidiaries	5,319	4,627	208	(10,154)	—
Investment in securities	—	14	102	—	116
Other financial assets	—	4	2,086	(2,065)	25
Deferred tax assets	—	—	6	—	6
Derivative instruments	—	53	43	(43)	53
Other non–current assets	—	2	18	(16)	4

Total non–current assets	5,934	9,838	3,131	(12,278)	6,625

Inventories	220	939	103	—	1,262
Receivables	544	110	131	(220)	565
Income tax receivable	16	—	3	—	19
Investment in securities	—	9	27	—	36
Other financial assets	—	—	384	(377)	7
Prepaid expenses	7	20	2	—	29
Other current assets	6	23	67	(66)	30
Cash and cash equivalents	47	118	84	—	249

Total current assets	840	1,219	801	(663)	2,197

Total assets	6,774	11,057	3,932	(12,941)	8,822

Shareholders’ equity	3,627	7,611	2,543	(10,154)	3,627
Minority interests	—	—	49	—	49

Total equity	3,627	7,611	2,592	(10,154)	3,676

Long–term debt	1,937	1,562	507	(2,094)	1,912
Obligations under finance lease	74	539	—	(17)	596
Deferred tax liabilities	27	125	19	—	171
Derivative instruments	37	—	6	(43)	—
Provisions	29	65	113	—	207
Other non–current liabilities	1	38	1	(1)	39

Total non–current liabilities	2,105	2,329	646	(2,155)	2,925

Short–term borrowings	152	38	162	(311)	41
Long–term debt – current	48	9	103	(51)	109
Obligations under finance lease – current	2	37	—	—	39
Derivative instruments	—	—	1	—	1
Provisions – current	—	12	30	—	42
Income taxes payable	5	37	17	—	59
Accounts payable	632	580	304	(80)	1,436
Accrued expenses	184	193	62	(63)	376
Other current liabilities	19	211	15	(127)	118

Total current liabilities	1,042	1,117	694	(632)	2,221

Total liabilities	3,147	3,446	1,340	(2,787)	5,146

Total liabilities and equity	6,774	11,057	3,932	(12,941)	8,822

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15	2,441	241	—	2,697
Intangible assets	22	582	1	—	605
Property, plant and equipment	532	2,462	406	—	3,400
Investment property	—	20	6	—	26
Investment in subsidiaries	4,526	4,989	285	(9,800)	—
Investment in securities	—	25	96	—	121
Other financial assets	—	5	1,376	(1,369)	12
Deferred tax assets	—	—	8	—	8
Derivative instruments	—	—	13	(13)	—
Other non–current assets	—	2	20	(18)	4

Total non–current assets	5,095	10,526	2,452	(11,200)	6,873

Inventories	229	1,008	101	—	1,338
Receivables	391	126	104	(94)	527
Income tax receivable	—	—	2	—	2
Investment in securities	—	10	22	—	32
Other financial assets	47	—	270	(317)	—
Derivative instruments	—	—	2	—	2
Prepaid expenses	6	32	3	(2)	39
Other current assets	1	14	44	(33)	26
Cash and cash equivalents	74	133	98	—	305
Assets classified as held for sale	—	—	151	—	151

Total current assets	748	1,323	797	(446)	2,422

Total assets	5,843	11,849	3,249	(11,646)	9,295

Shareholders’ equity	3,525	8,204	1,596	(9,800)	3,525
Minority interests	—	—	36	—	36

Total equity	3,525	8,204	1,632	(9,800)	3,561

Long–term debt	1,166	1,590	782	(1,368)	2,170
Obligations under finance lease	73	546	—	(17)	602
Deferred tax liabilities	32	137	17	—	186
Derivative instruments	—	2	14	(13)	3
Provisions	42	103	118	—	263
Other non–current liabilities	1	33	1	(1)	34

Total non–current liabilities	1,314	2,411	932	(1,399)	3,258

Short–term borrowings	—	102	189	(189)	102
Long–term debt – current	149	129	34	(131)	181
Obligations under finance lease-current	2	35	—	(2)	35
Derivative instruments	—	—	2	—	2
Provisions – current	—	14	28	—	42
Income taxes payable	2	58	15	—	75
Accounts payable	687	621	291	(95)	1,504
Accrued expenses	150	203	61	(30)	384
Other current liabilities	14	72	14	—	100
Liabilities associated with assets held for sale	—	—	51	—	51

Total current liabilities	1,004	1,234	685	(447)	2,476

Total liabilities	2,318	3,645	1,617	(1,846)	5,734

Total liabilities and equity	5,843	11,849	3,249	(11,646)	9,295

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	467	356	163	(507)	479
Adjustment for equity in earnings of subsidiaries	(494)	—	—	494	—
Adjustments for:
Depreciation and amortization – continuing operations	81	356	37	—	474
Depreciation and amortization – discontinued operations	—	—	2	—	2
Impairment – continuing operations	—	20	—	—	20
Impairment – discontinued operations	—	—	8	—	8
Allowance for losses on accounts receivable and inventory obsolescence	—	11	4	—	15
Share–based compensation	3	18	—	—	21
Income taxes	(11)	200	28	—	217
Finance costs	169	179	139	(273)	214
Income from investments	(31)	(21)	(247)	285	(14)
Other non–cash items	(2)	3	(7)	—	(6)
Changes in operating assets and liabilities
Inventories	—	(2)	(14)	—	(16)
Receivables	(26)	(34)	(22)	30	(52)
Prepaid expenses and other assets	(4)	(11)	(14)	3	(26)
Accounts payable	(28)	(51)	22	(40)	(97)
Accrued expenses and other liabilities	12	18	4	(6)	28
Provisions	(1)	(18)	(6)	—	(25)
Interest paid	(182)	(172)	(97)	253	(198)
Interest and dividends received	145	2	232	(366)	13
Income taxes paid	13	(111)	(32)	—	(130)

Net cash provided by operating activities	111	743	200	(127)	927

Investing activities
Capital contributions in subsidiaries	(101)	(176)	(88)	365	—
Purchases of shares in consolidated companies, net of cash and cash equivalents disposed	—	—	(100)	—	(100)
Purchase of tangible and intangible assets (capital expenditures)	(115)	(480)	(119)	—	(714)
Sale of tangible and intangible assets	3	10	17	—	30
Dividends from investments under the equity method	1	—	—	(1)	—
Investment in debt securities	—	—	(66)	—	(66)
Sale and maturity of debt securities	—	—	73	—	73
Purchase of other financial assets	—	(1)	(484)	485	—
Sale and maturity of other financial assets	—	—	180	(173)	7

Net cash used in investing activities	(212)	(647)	(587)	676	(770)

Financing activities
Proceeds from the exercise of share warrants and stock options	16	(9)	—	—	7
Capital Contributions received	—	176	189	(365)	—
Treasury shares purchased	(3)	(3)	—	—	(6)
Dividends paid by parent	(143)	—	—	—	(143)
Dividends paid by subsidiaries	(1)	(126)	(5)	128	(4)
Escrow maturities	—	9	—	—	9
Borrowing under long–term loans (net of financing costs)	52	23	285	(280)	80
Repayment of long–term loans	(47)	(14)	(201)	152	(110)
Repayment of lease obligations	(2)	(36)	(3)	2	(39)
Net borrowings (repayments) of short-term loans	219	(38)	110	(182)	109
Settlement of derivative instruments	5	—	(1)	—	4
Net cash used in financing activities	96	(18)	374	(545)	(93)

Effect of foreign currency translation	—	11	1	(4)	8

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries		Elimination	Consolidated
Net increase in cash and cash equivalents	(5)	89	(12)		—	72
Cash and cash equivalents at beginning of period	47	118	84		—	249
Cash and cash equivalents at end of period	42	207	72	(1)	—	321	(1)

(1)	EUR 1 million included in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	410	269	318	(572)	425
Adjustment for equity in earnings of subsidiaries	(429)	—	—	429	—
Adjustments for:
Depreciation and amortization – continuing operations	75	367	33	—	475
Depreciation and amortization – discontinued operations	—	—	1	—	1
Impairment – continuing operations	—	13	2	—	15
Impairment – discontinued operations	—	—	(1)	—	(1)
Allowance for losses on accounts receivable and inventory obsolescence	1	10	—	—	11
Share–based compensation	3	19	—	—	22
Income taxes	(7)	168	42	—	203
Finance costs	131	311	59	(151)	350
Income from investments	(22)	(4)	(276)	265	(37)
Other non–cash items	(7)	(5)	5	—	(7)
Changes in operating assets and liabilities
Inventories	(11)	(40)	2	—	(49)
Receivables	(154)	(5)	(30)	128	(61)
Prepaid expenses and other assets	—	(2)	(3)	(1)	(6)
Accounts payable	(11)	25	18	(41)	(9)
Accrued expenses and other liabilities	17	31	40	(13)	75
Provisions	(6)	(18)	11	—	(13)
Interest paid	(102)	(216)	(78)	142	(254)
Interest and dividends received	17	3	151	(156)	15
Income taxes paid	(12)	(173)	(38)	—	(223)

Net cash provided by operating activities	(107)	753	256	30	932

Investing activities
Capital contributions in subsidiaries	(924)	(209)	(1)	1,134	—
Business disposals, net of cash and cash equivalents disposed	104	—	15	—	119
Purchase of tangible and intangible assets (capital expenditures)	(124)	(547)	(58)	—	(729)
Sale of tangible and intangible assets	1	17	6	—	24
Dividends from investments under the equity method	155	—	—	(155)	—
Investment in debt securities	—	—	(76)	—	(76)
Sale and maturity of debt securities	—	—	52	—	52
Purchase of other financial assets	—	(1)	(1,089)	1,070	(20)
Sale and maturity of other financial assets	(29)	1	219	(190)	1
Settlement of derivative instruments	—	—	(1)	—	(1)

Net cash used in investing activities	(817)	(739)	(933)	1,859	(630)

Financing activities
Proceeds from the exercise of share warrants and stock options	120	(55)	—	—	65
Capital Contributions received	—	213	921	(1,134)	—
Treasury shares purchased	(26)	(10)	—	—	(36)
Dividends paid by parent	(131)	—	—	—	(131)
Dividends paid by subsidiaries	(1)	—	(56)	55	(2)

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Escrow maturities	—	10	—	—	10
Borrowing under long–term loans (net of financing costs)	972	900	2	(963)	911
Repayment of long–term loans	(190)	(994)	(126)	258	(1,052)
Repayment of lease obligations	(2)	(40)	—	2	(40)
Net borrowings (repayments) of short-term loans	153	(57)	(47)	(100)	(51)
Settlement of derivative instruments	2	(7)	(2)	—	(7)
Net cash used in financing activities	897	(40)	692	(1,882)	(333)

Effect of foreign currency translation	—	11	(38)	(7)	(34)

Net decrease in cash and cash equivalents	(27)	(15)	(23)	—	(65)
Cash and cash equivalents at beginning of period	74	133	107 (1)	—	314 (1)
Cash and cash equivalents at end of period	47	118	84	—	249

(1)	EUR 9 million included in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2006

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	352	318	(19)	(290)	361
Adjustment for equity in earnings of subsidiaries	(337)	—	—	337	—
Adjustments for:
Depreciation and amortization – continuing operations	70	394	31	—	495
Depreciation and amortization – discontinued operations	—	—	8	—	8
Impairment – continuing operations	—	1	2	—	3
Impairment – discontinued operations	—	—	65	—	65
Allowance for losses on accounts receivable and inventory obsolescence	—	12	—	—	12
Share–based compensation	3	20	—	—	23
Income taxes	19	198	25	—	242
Finance costs	86	254	78	(118)	300
Income from investments	(6)	(9)	(53)	48	(20)
Other non–cash items	(7)	3	6	—	2
Changes in operating assets and liabilities
Inventories	—	(58)	2	—	(56)
Receivables	(42)	23	(27)	(25)	(71)
Prepaid expenses and other assets	3	(12)	—	—	(9)
Accounts payable	61	(12)	35	28	112
Accrued expenses and other liabilities	4	6	4	(1)	13
Provisions	(1)	(29)	(2)	—	(32)
Interest paid	(37)	(244)	(52)	41	(292)
Interest and dividends received	—	8	62	(51)	19
Income taxes paid	(8)	(231)	(26)	—	(265)

Net cash provided by operating activities	160	642	139	(31)	910

Investing activities
Capital contributions in subsidiaries	(98)	(226)	(25)	349	—
Purchase of tangible and intangible assets (capital expenditures)	(96)	(528)	(76)	—	(700)
Sale of tangible and intangible assets	1	11	4	—	16
Dividends from investments under the equity method	130	—	—	(130)	—
Investment in debt securities	—	—	(102)	—	(102)
Sale and maturity of debt Securities	—	2	73	—	75
Purchase of other financial assets	—	(2)	(382)	384	—
Sale and maturity of other financial assets	—	18	90	(106)	2

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Elimination	Consolidated
Settlement of derivative instruments	—	—	(13)	—	(13)

Net cash used in investing activities	(63)	(725)	(431)	497	(722)

Financing activities
Proceeds from the exercise of share warrants and stock options	101	(44)	—	—	57
Capital Contributions received	—	226	123	(349)	—
Treasury shares purchased	(21)	(9)	—	—	(30)
Dividends paid by parent	(113)	—	—	—	(113)
Dividends paid by subsidiaries	(1)	(106)	(4)	109	(2)
Escrow maturities	—	11	—	—	11
Borrowing under long–term loans (net of financing costs)	—	—	88	(87)	1
Repayment of long–term loans	(45)	(464)	(202)	80	(631)
Repayment of lease obligations	(2)	(36)	—	2	(36)
Net borrowings (repayments) of short-term loans	—	106	220	(220)	106
Net cash used in financing activities	(81)	(316)	225	(465)	(637)

Effect of foreign currency translation	—	(41)	—	(1)	(42)

Net decrease in cash and cash equivalents	16	(440)	(67)	—	(491)
Cash and cash equivalents at beginning of period	58	573	174	—	805
Cash and cash equivalents at end of period	74	133	107 (1)	—	314 (1)

(1)	EUR 9 million included in assets classified as held for sale.

EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.9	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

E-1

Exhibit No.	Description
2.11	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.13	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Amended and Restated Credit Agreement, dated as of May 21, 2007, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.3 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.8	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (Filed as Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009 and incorporated by reference herein)

E-2

Exhibit No.	Description
8.1	Subsidiaries of Delhaize Group (as of December 31, 2008)

11.1	Delhaize Group Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F, filed on June 27, 2008)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2008 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 4, 2009 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

E-3