Form 20-F
period 2009-12-31
DELHAIZE GROUP
filed 2010-06-28
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 333-13302

ETABLISSEMENTS DELHAIZE FRERES ET CIE “LE LION”

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

Ordinary Shares, without nominal value	100,870,626 (as of December 31, 2009)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

GENERAL INFORMATION

References to “Delhaize Group” and to “our company,” “Group,” “we,” “us” and “our” in this annual report are to Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and its consolidated and associated companies, unless the context otherwise requires.

We are a food retailer headquartered in Belgium, which operates in six countries and on three continents. We were founded in Belgium in 1867. As of December 31, 2009, we had a sales network (which includes company-operated, affiliated and franchised stores) of 2,732 stores and employed approximately 138,000 people. Our principal activity is the operation of food supermarkets in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. Such retail operations are primarily conducted through (i) our consolidated subsidiary, Delhaize America, LLC, which we refer to as Delhaize America, (ii) our businesses in Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, and (iii) the business of Alfa Beta Vassilopoulos S.A. in Greece. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com and www.delhaize.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize US Holding, Inc., the direct parent of Delhaize America and the holding company for our U.S. operations, ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2009, 2008, and 2007 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2010, 53 weeks ended January 3, 2009 and 52 weeks ended December 29, 2007, respectively. Delvita’s results of operations included in our year ended December 31, 2007 covered the period through May 31, 2007 and were classified as results from discontinued operations in all years presented. Delhaize Belgium in the past has included our operations in Germany which were classified as discontinued operations as of December 31, 2008 until September 2009, when we completed our sale of the stores in Germany. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

The euro is our reporting currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1 = USD 1.4406, the reference rate of the European Central Bank on December 31, 2009. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in this document.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

Square Marie Curie 40

1070 Brussels, Belgium

+32-2-412-2211

www.delhaizegroup.com

ii

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this annual report, which have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU.

The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this annual report.

Our reporting currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.2258, the reference rate of the European Central Bank on June 15, 2010. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2009 USD	2009 EUR	2008 EUR	2007(2) EUR	2006(2) EUR	2005 EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	24,440	19,938	19,024	18,943	19,215	18,345
Operating profit	1,155	942	904	937	947	900
Profit before taxes and discontinued operations	907	740	702	605	671	603
Net profit	637	520	479	425	361	370
Net profit attributable to equity holders of the Group	630	514	467	410	352	365
Cash dividends paid(1)	181	148	143	131	113	105
Basic earnings per share	6.33	5.16	4.70	4.20	3.71	3.89
Diluted earnings per share	6.23	5.08	4.59	4.04	3.55	3.71

	December 31,
	2009 USD	2009 EUR	2008 EUR	2007 EUR	2006 EUR	2005 EUR
	(in millions)
BALANCE SHEET DATA
Current assets	2,965	2,419	2,403	2,197	2,422	2,813
Total assets	11,949	9,748	9,700	8,822	9,295	10,254
Short-term borrowings	77	63	152	41	102	—
Long-term debt	2,334	1,904	1,766	1,912	2,170	2,546
Long-term obligations under finance lease	788	643	643	596	602	654
Share capital	61	50	50	50	48	47
Non-controlling interests	21	17	52	49	36	30
Shareholders’ equity	5,384	4,392	4,143	3,627	3,525	3,566

	Year Ended December 31,
	2009 USD	2009 EUR	2008 EUR	2007 EUR	2006 EUR	2005 EUR
	(in millions, except store count and per share amounts)
OTHER DATA
Store count at period end	N/A	2,732	2,673	2,545	2,705	2,636
Weighted average number of shares outstanding at period end	N/A	99.8	99.4	97.7	94.9	93.9
Net cash provided by operating activities	1,442	1,176	927	932	910	902
Net cash (used in) investing activities	(813)	(663)	(770)	(630)	(722)	(757)
Net cash (used in) financing activities	(476)	(388)	(93)	(333)	(637)	(69)
Capital expenditures	637	520	714	729	700	636

(1)	We usually pay dividends once a year after our annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(2)	Adjusted for reclassification of German operations to discontinued operations.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per Delhaize Group American Depositary Receipt, or ADR, paid by the depositary to holders of Delhaize Group ADRs on the dividend payment date. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(1)
2009	1.60	1.94
2008	1.48	2.09
2007	1.44	2.23
2006	1.32	1.79
2005	1.20	1.53

(1)	The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders.

Belgian law requires us to contribute at least 5% of our annual profit to the statutory reserves until such reserve has reached an amount equal to 10% of our capital. Subject to this requirement, our Board of Directors may propose, at a shareholders’ meeting at which annual accounts are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution. In connection with the approval of our accounts, our shareholders may, at a general meeting, authorize a distribution of our net profits to shareholders from reserves, subject to the requirement to contribute to the statutory reserves referenced in the first sentence of this paragraph.

Citibank, as our depositary, holds the underlying ordinary shares represented by our American Depositary Shares, or ADSs, as evidenced by ADRs. Each Delhaize Group ADS represents an ownership interest in the underlying Delhaize Group ordinary share and the right to receive one Delhaize Group ordinary share, which has been deposited with the depositary. Because Citibank holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through Citibank. A deposit agreement among Citibank, Delhaize Group and all holders from time to time of the Delhaize Group ADSs sets forth the obligations of Citibank. Citibank will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows Citibank to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10 “Additional Information” in this annual report. Citibank will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

As stated above, our reporting currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.4406 on December 31, 2009 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on June 15, 2010 was $1.2327 per euro.

The table below shows the average noon buying rate of the euro from 2005 to 2009.

Year ended December 31,	Average Rate(1)
2009	1.3955
2008	1.4695
2007	1.3797
2006	1.2661
2005	1.2400

(1)	The average of the noon buying rates for euros on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
June 2010 (through June 15)	1.2327	1.1959
May 2010	1.3183	1.2224
April 2010	1.3666	1.3130
March 2010	1.3758	1.3344
February 2010	1.3955	1.3476
January 2010	1.4536	1.3870
December 2009	1.5100	1.4243

RISK FACTORS

The following discussion of risks should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity, the trading price of our securities and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. The risks and uncertainties described below are not the only ones that we may face. In addition to the following factors, please see the information under the heading entitled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects.” Additional risks and uncertainties not presently known to us, or that we currently do not consider significant, could also potentially impair our business, results of operations and financial condition. For additional information regarding forward-looking statements, see “Cautionary Note Concerning Forward-Looking Statements” included in this Annual Report.

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

We have substantial debt outstanding. At December 31, 2009, we had total consolidated debt outstanding of approximately
€2.7 billion and approximately €587 million of unused commitments under our revolving credit facilities. Our level of debt could:

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

We may borrow additional funds to support our capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above. For additional information on liquidity and leverage risk, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Certain of our debt agreements require us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

General economic factors may adversely affect our financial performance.

General economic conditions in the areas where we operate, including Greece, may adversely affect our financial performance. Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors can increase our cost of sales and operating, selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers.

Our operations are subject to economic conditions that impact consumer spending.

Our results of operations are sensitive to changes in overall economic conditions in the areas where we operate, including Greece, that impact consumer spending, including discretionary spending. Consumers may reduce spending or change purchasing habits due to certain economic conditions such as decreasing employment levels, slowing business activity, increasing interest rates, increasing energy and fuel costs, increasing healthcare costs and increasing tax rates. A general reduction in the level of consumer spending or our inability to respond to shifting consumer attitudes regarding products, store location and other factors could adversely affect our growth and profitability.

Continued turbulence in the global credit markets and economy may adversely affect our financial condition and liquidity.

Current economic conditions have been, and continue to be, volatile. In particular, the scope and effects of the recent economic instability in Europe, most significantly in Greece, cannot yet be determined. Continuing disruptions in the capital and credit markets could adversely affect our ability to draw on our bank credit facilities or enter into new bank credit facilities. Our access to funds under our bank credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from Delhaize Group and other borrowers within a short period of time. Also, disruptions in the capital and credit markets may impact our ability to renew those bank credit facilities or enter into new bank credit facilities as needed. In addition, our suppliers and third-party service providers could experience credit or other financial difficulties that could result in their inability or delays in their ability to supply us with necessary goods and services. If increased levels of volatility and market turmoil continue, it could materially adversely affect our results of operations and make it more difficult for us to accurately forecast and plan future business.

The significance of the contributions of our U.S. operations to our revenues and the geographic concentration of our U.S. operations on the east coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

During 2009, 68.3% of our revenues were generated through our U.S. operations. We depend in part on Delhaize US Holding Inc., the holding company grouping our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

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

We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally-recognized credit rating agencies, particularly to a level below investment grade, could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A ratings downgrade could also impact our ability to grow our businesses by substantially increasing the cost of, or limiting access to, capital. Our senior unsecured debt ratings from Standard & Poor’s and Moody’s are BBB- and Baa3 investment grades, respectively.

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

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, increased healthcare costs, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. In addition, while we believe that relations with our employees are good, we cannot provide assurance that we will not become the target of campaigns to unionize our associates. Also, we always face the risk that legislative bodies will approve law that liberalizes the procedures for union organization. If more of our workforce were to become unionized, it could affect our operating expenses. Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

Because of the number of properties that we own and lease, we have a potential risk of environmental liability.

We are subject to laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liabilities for the costs of cleaning, and certain damages arising from sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, we may be responsible for the remediation of environmental conditions and may be subject to associated liabilities relating to our stores, warehouses and offices, as well as the land on which they are situated, regardless of whether we lease, sublease or own the stores, warehouses, offices or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of investigation, remediation or removal of environmental conditions may be substantial. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners, tenants or sub-tenants of real properties for personal injuries associated with asbestos-containing materials. There can be no assurance that environmental conditions relating to prior, existing or future store sites will not harm us through, for example, business interruption, cost of remediation or harm to reputation.

If we are unable to locate appropriate real estate or enter into real estate leases on commercially acceptable terms, we may be unable to open new stores.

Our ability to open new stores is dependent on our success in identifying and entering into leases on commercially reasonable terms for properties that are suitable for our needs. If we fail to identify and enter into leases on a timely basis for any reason, including our inability due to competition from other companies seeking similar sites, our growth may be impaired because we may be unable to open new stores as anticipated. Similarly, our business may be harmed if we are unable to renew the leases on our existing stores on commercially acceptable terms.

Unfavorable exchange rate fluctuations may negatively impact our financial performance.

Our operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euro (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this document). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, we are particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. We do not hedge the U.S. dollar translation exposure. The translation risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 87.0% of net financial debt is denominated in U.S. dollar while 77.2% of profits from operations are generated in U.S. dollar. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 in the consolidated financial statements included under Item 18 of this document).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €3 million (2008 and 2007: €2 million). This is mainly attributable to our exposure to exchange rates on our revenues in U.S. dollars. For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

Various aspects of our business are subject to federal, regional, state and local laws and regulations in the U.S., Belgium and other countries, in addition to environmental regulations. Our compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect our ability to conduct our business as planned.

In addition to environmental regulations, we are subject to federal, regional, state and local laws and regulations in the U.S., Belgium and other countries relating to, among other things, zoning, land use, workplace safety, public health, community right-to-know, store size, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. In addition, under certain regulations, we are prohibited from selling alcoholic beverages in certain of our stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, collective bargaining, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. A number of laws exist which impose obligations or restrictions on owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

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

A number of employees of our companies, mostly outside of the United States, are members of unions. It is possible that relations with the unionized portion of our workforce will deteriorate or that our workforce would initiate a strike, work stoppage or slowdown in the future. In such an event, our business, financial condition and results of operations could be negatively affected, and we cannot provide assurance that we would be able to adequately meet the needs of our customers utilizing our remaining workforce. In addition, similar actions by our non-unionized workforce are possible.

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

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and engaging in store renovations and market renewals. However, as the food retail industry consolidates, we face the risk that certain of our competitors may have more resources to make acquisitions, or that they otherwise may make acquisitions that we would have been interested in making. In addition, we face risks commonly encountered with growth through acquisition and conversion. These risks include, but are not limited to, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where we have no or limited experience, the disruption of our ongoing business and the dissipation of our management resources. Realization of the anticipated benefits of an acquisition, store renovation or market renewal may take several years or may not occur at all. Our growth strategy may place a significant strain on our management, operational, financial and other resources. In particular, the success of our acquisition strategy will depend on many factors, including our ability to:

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

Although we are not presently a party to any definitive agreement with respect to any pending acquisition that we believe is probable and material to our business, we have engaged in and continue to engage in evaluations and discussions with respect to potential acquisitions.

Unexpected outcomes with respect to jurisdictional audits of income tax filings could result in an adverse effect on our financial performance.

We are regularly audited in the various jurisdictions in which we do business, which we consider to be part of our ongoing business activity. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect our financial condition and results of operations.

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

Approximately 24% of the stores in our sales network are franchised or affiliated. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results.

Natural disasters and geopolitical events costs could adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, or other severe weather, whether as a result of climate change or otherwise, or geopolitical events, such as civil unrest in a country in which we operate or in which our suppliers are located and attacks disrupting transportation systems, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the temporary closure of one or more stores and distribution centers, the temporary lack of an adequate work force in a market, the temporary decrease in customers in an affected area, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores within a country in which we are operating and the temporary reduction in the availability of products in our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

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

Many of the functions of our operations are dependent on IT systems developed and maintained by internal experts or third parties. The failure of any of these IT systems may cause disruptions in our operations, adversely affecting our sales and profitability. We have business continuity plans in place to reduce the negative impact of such IT systems failures on our operations, but there is no assurance that these business continuity plans will be completely effective in doing so. If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our associates improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, identity theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation of our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-names.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the legal actions and claims vigorously, we cannot predict the outcome of such legal actions and claims.

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

We are subject to a variety of antitrust and similar legislation in the jurisdictions in which we operate. In a number of markets, we have market positions which may make future significant acquisitions more difficult and may limit our ability to expand by acquisition or merger, in the event we wish to do so.

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

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the market of chocolate candies, chocolate spread and pocket candies. The procedure is still pending and it is currently not possible to determine if it will lead to a decision that would impose a fine.

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

Our U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident, pharmacy claims and healthcare (including medical, pharmacy, dental and short-term disability). The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are predominately reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by us. The purpose for implementing the captive reinsurance program was to provide our U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not reported. We believe that the actuarial estimates are reasonable. These estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of existing reserves.

Self-insurance reserves of €108 million are included as liabilities on the balance sheet as of December 31, 2009. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this document.

Increasing costs associated with our defined benefit pension plans may adversely affect our results of operations, financial position or liquidity.

Most of our operating companies have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which we and / or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of services, compensation and / or guaranteed returns on contributions made.

We have defined benefit plans at several of our entities and a total of approximately 20% of our associates were covered by defined benefit plans at the end of 2009. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2009, we recognized a net liability of €80 million. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this document.

We may not achieve all cost savings anticipated through our U.S. shared services restructuring, which may reduce, delay or otherwise hinder our ability to implement our “New Game Plan” that we announced recently involving our operating companies fine-tuning their pricing strategies to achieve local value leadership and accelerated growth.

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the banner organizations are supported by common U.S. shared services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common shared services is to create greater efficiencies and scale, and the elimination of redundancies, as well as to become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring is also expected to simplify our legal, accounting and tax compliance requirements. We anticipate that cost savings achieved through our U.S. shared services restructuring will help fund our New Game Plan that was announced recently. A significant component of our New Game Plan involves, among other things, our operating companies fine-tuning their pricing strategies to achieve local value leadership. Our New Game Plan is intended to accelerate our growth. However, we cannot provide assurance that we will achieve all cost savings anticipated through our U.S. shared services restructuring, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan.

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

Our ordinary shares are listed on NYSE Euronext Brussels under the symbol “DELB” and our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange, NYSE, under the symbol “DEG.” Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to US domestic companies. Under the NYSE’s corporate governance listing standards and the requirements of Form 20-F, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. For more information, see Item 16G, “Corporate Governance” below.

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

We are a food retailer headquartered in Belgium with operations in six countries on three continents — North America, Europe and Asia. As of December 31, 2009, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,732 stores, and we employed approximately 138,000 people. In 2009, we recorded revenues of €19.9 billion and Group share in net profit of €514 million.

Our primary store format consists of retail food supermarkets. Our sales network also includes other store formats such as proximity stores and specialty stores. In total, approximately 95% of our sales network is engaged in food retailing. In addition to food retailing, we engage in food wholesaling and non-food retailing of products such as pet products and prescription drugs.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 36 to the consolidated financial statements included in this document.

The following table sets forth, as of the dates indicated, our sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31,
	2009	2008	2007
United States (1)	1,607	1,594	1,570
Belgium (2)	792	771	734
Greece	216	201	159
Rest of the World (3)	117	103	78
Discontinued Operations (4)	—	4	4
Total	2,732	2,673	2,545

(1)	Includes stores at January 2, 2010, January 3, 2009, and December 29, 2007.
(2)	Includes stores in the Grand Duchy of Luxembourg.

(3)	Includes Romania and Indonesia.
(4)	Includes Germany (2008 and 2007).

Revenues (in millions of EUR)

	Year Ended December 31,
	2009	2008	2007(2)
United States	13,618	13,081	13,259
Belgium	4,616	4,407	4,346
Greece	1,471	1,335	1,173
Rest of the World (1)	233	201	165
Total	19,938	19,024	18,943

(1)	Includes Romania and 51% of Super Indo (Indonesia).
(2)	Adjusted for reclassification of German operations to discontinued operations.

Our operations are located primarily in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. In 2009, operations in the United States accounted for 68.3% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 23.1% of revenues. Operations in Greece accounted for 7.4% of revenues. Romania and Indonesia accounted for 1.2% of revenues in 2009.

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

In April 2001, we and Delhaize America, our consolidated subsidiary through which our U.S. operations are conducted, consummated a share exchange transaction in which we acquired all of the outstanding shares of Delhaize America that we did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either our American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or our ordinary shares, which are listed on Euronext Brussels.

The 1990s were a period of international expansion outside of Belgium and the United States for our company. The following subsidiaries were integrated into our company in the following countries during this time: Delvita - Czech Republic (1991), Alfa Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Since then, some of these businesses have been divested to focus our resources on better investment opportunities or because the activity had become non-strategic: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004), Delvita – Slovakia (2005), Delvita – Czech Republic (2007) and Delhaize Deutschland-Germany (2009).

In 2001, Alfa Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In 2008, Alfa Beta launched a new store brand with the opening of two Lion Food Stores. These stores offer a reduced assortment at discount prices. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. This store will serve as a laboratory for new concepts in the Belgian market and elsewhere throughout the Group. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices.

On May 18, 2009, we launched through our wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) a voluntary tender offer to acquire all of the common registered shares of Alfa Beta, which were not yet held by any of the consolidated companies of Delhaize Group. At the end of the acceptance period on July 9, 2009, Delned had acquired 89.56% of Alfa Beta. On February 9, 2010, Delned crossed the 90% share ownership threshold of Alfa Beta shares. On March 12, 2010, Delned launched a new tender offer to acquire the remaining 9.99% of Alfa Beta at €35.73 per share. At the end of the acceptance period of this tender offer on May 12, 2010, Delned had acquired approximately 90.83% of Alfa Beta. On June 4, 2010, Delned exercised the right to acquire any remaining shares that were not tendered in the tender offer or otherwise held by Delned as of June 2, 2010 (squeeze-out right). As of the date of this filing, approval by the Hellenic Capital Market Commission of the exercise of the squeeze-out right is pending. Upon reaching 95% of the voting rights in Alfa Beta, Delned will initiate the process to delist Alfa Beta from the Athens Exchange.

In July 2009, we closed the acquisition of 4 supermarkets in Romania previously operated under the Prodas name. In November 2009, we acquired the Greek retailer Koryfi which operated 11 stores and a distribution center in the Northeast of Greece.

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

•

Strong operating margins and cost control. Our operating margins have historically been among the highest in the supermarket industry. We have focused on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private brand products. Effective use of information technology, store labor scheduling and attention to cost controls have allowed us to control our expense structure. Our ability to control operating and administrative expenses has allowed us to achieve one of the lowest operating cost structures in the supermarket industry.

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

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. We plan on continuing to invest during fiscal year 2010 by making approximately €800 million of capital expenditures (based on the average exchange rate in 2009 of 1 EUR = 1.3948 USD). These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

•

Distribution capacity and efficiency. We currently operate 30 distribution centers that total approximately 14.7 million square feet. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•

Loyalty card programs. Revenues generated via loyalty card programs amounted to approximately 89%, 70% and 83% at Delhaize Belgium, Alfa Beta and Food Lion respectively, during 2009. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

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

Our Strategy

Delhaize Group achieves its success through the combination of a local go-to-market strategy, regional leadership, the Group’s knowledge and expertise and a firm commitment to stay focused on the long-term while addressing short-term challenges. Our operating companies all rally around the same vision and group values that are the basis of everything we do. Our values are determination, integrity, courage, humility, and humor. Our goal is to achieve value leadership in all of our markets leading to superior top-line and operating profit growth and make Delhaize Group an effective acquirer. The sustainability of our business is based on a clear strategy, called our New Game Plan, of generating profitable revenue growth, pursuing best-in-class execution and operating as a responsible citizen.

•

Generate profitable revenue growth. Concept differentiation, competitive prices and leading local market positions are key elements of our strategy to generate profitable revenue growth. Attractive assortments in convenient locations lead to superior customer experiences. In 2009, all of our banners lowered prices to ensure customers could continue to enjoy fresh and healthy products at affordable prices. At the same time, we expanded and renewed our network.

•

Pursue best-in-class execution. Retail is all about detail. The enormous volumes we move every day from supplier to customer pose a formidable challenge to planning and execution. We continually invest in the development of customer tools, supply chain technology, logistics and IT systems. Executional excellence strongly depends on our associates’ positive engagement and on synergies we realize with our vendors. Pursuing best-in-class execution with a strong focus on cost management enables us to fund sales building initiatives that respond to our customers’ high expectations while driving profitable growth.

•

Operate as a responsible corporate citizen. The combination of sustainable growth and operating as a best-in-class corporate citizen has always been an essential part of how we do business. Corporate Responsibility is fully integrated into our day-to-day operations. However, we recognize we can improve, for the benefit of our millions of customers, our approximately 138,000 associates and our planet. We issued a separate report on Corporate Responsibility in May 2010.

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, as its risks and returns are affected predominately by the fact that it operates in different countries. Reportable segments include the United States, Belgium (including Belgium and the Grand-Duchy of Luxembourg), Greece and “Rest of the World.” The “Rest of the World” segment includes the Group’s operations in Romania and Indonesia.

As of December 31, 2009, we operated the following banners:

United States	Belgium (1)	Greece	Rest of the World
• Food Lion	• Delhaize “Le Lion” Supermarket	• Alfa Beta	Indonesia

• Hannaford	• AD Delhaize	• ENA	• Super Indo

• Sweetbay Supermarket	• Delhaize City	• Shop & Go	Romania

• Bloom	• Proxy Delhaize	• AB City	• Mega Image

• Bottom Dollar Food	• Shop ‘n Go	• AB Food Market	• Red Market

• Harveys	• Caddy-Home	• Lion Food Stores

• Reid’s	• Tom & Co.

• Red Market

(1)	Including 41 stores in the Grand Duchy of Luxembourg.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Reid’s and Harveys.

For the fiscal year ended December 31, 2009, we had revenues of €13.6 billion ($19.0 billion) in the United States. We were the third largest supermarket operator on the east coast of the United States for fiscal year 2009 based on sales. At the end of 2009, we employed approximately 105,000 people in the United States.

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

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In 2009, we opened 30 new stores in the United States, closed and relocated 7 stores and decided to close 17 other stores. This resulted in a net increase of 13 stores. As a result, as of December 31, 2009, we operated 1,607 supermarkets in 16 states in the eastern United States.

State	Food Lion(1)	Bloom	Bottom Dollar	Harveys	Hannaford	Sweetbay	TOTAL
Delaware	21						21
Florida	28			7		104	139
Georgia	52			62			114
Kentucky	11						11
Maine					54		54
Maryland	68	7	4				79
Massachusetts					26		26
New Hampshire					32		32
New York					45		45
North Carolina	491	7	5				503
Pennsylvania	8						8
South Carolina	139	8		1			148
Tennessee	64						64
Vermont					14		14
Virginia	269	43	19				331
West Virginia	18						18
TOTAL	1,169	65	28	70	171	104	1,607
Number of states	11	4	3	3	5	1	16

(1)	Includes 9 Reid’s stores.

Banner	Average Store Size m2/ft2
Food Lion, Bloom Bottom Dollar Food, and Reid’s	3,325/35,800
Harveys	2,920/31,500
Hannaford	4,450/47,800
Sweetbay Supermarket	4,180/45,000

In recent years, we have pursued a significant remodeling program in the United States to provide our customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2009, we re-opened 53 supermarkets in the U.S. after remodeling or expansion work. This included 35 Food Lion renewals in the Columbia, South Carolina market and five in the Daytona Beach, Florida market. We had an additional four store renewals at Food Lion and nine at Hannaford.

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

The major competitors of Food Lion are Wal-Mart, Kroger, Harris Teeter, Bi-Lo, Lowes Food and Save-A-Lot. The major competitors of Hannaford are Supervalu (Shaws), Price Chopper, Wal-Mart, DeMoulas (Market Basket) and Royal Ahold (Stop & Shop). The major competitors of Sweetbay are Publix, Winn-Dixie and Wal-Mart.

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

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private brands. Food Lion offers between 15,000 and 20,000 stock-keeping units (“SKUs”) in its supermarkets, Harveys between 15,000 and 20,000 SKUs, Bloom between 21,000 and 25,000 SKUs, Bottom Dollar Food between 6,500 and 8,000 SKUs, Sweetbay between 28,000 and 40,000 SKUs and Hannaford between 31,000 and 45,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. Hannaford, Food Lion and Sweetbay feature a strong organic and natural food department, Nature’s Place, in their stores. In Florida, our Sweetbay Supermarket concept strongly focuses on fresh products and specialty foods.

Private brand products. Each of our principal U.S. banners offers its own line of private brand products. The Food Lion, Hannaford and Sweetbay private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brand brands, reducing the cost of goods sold for private brand brands and strengthening the margins for these products. Revenues of private brand products represented 19.2%, 23.0% and 21.9% of Food Lion’s, Hannaford’s and Sweetbay respective revenues in fiscal year 2009. As of December 31, 2009, Food Lion carried more than 3,800 private brand SKUs, Hannaford more than 5,500 private brand SKUs and Sweetbay offered more than 3,500 SKUs under its private brand program. In 2009, we continued the roll out a common three-tier private brand program in our U.S. operations started in 2007, including a premium brand Taste of Inspirations, a house brand and a value line Smart Option as well as category-specific private brand lines for organic products, general merchandise and prepared meals.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 83% of revenues at Food Lion in 2009. During the fiscal year ended December 31, 2009, approximately 13.3 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions.

Pharmacies. As of December 31, 2009, there were 134 pharmacies in Hannaford stores, 77 in Sweetbay stores, 28 in Food Lion stores, 22 in Harveys stores and seven in Bloom stores.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales), providing our customers with quality products and services at competitive prices. In 2009, we had revenues of €4.6 billion in Belgium and the Grand Duchy of Luxembourg, an increase of 4.7% over 2008, supported by comparable store sales growth of 2.7%. Throughout the year, Delhaize Belgium benefited from consecutive waves of price investments started in early 2008, that marked the start of a price repositioning campaign. Transaction counts have increased throughout the year and Delhaize Belgium has gained market share throughout 2009 and ended the year with a 25.7% market share (source: A.C. Nielsen), an increase of 58 basis points compared to 2008. At the end of 2009, we employed approximately 17,000 people in Belgium and the Grand Duchy of Luxembourg.

Sales network. In Belgium and the Grand Duchy of Luxembourg our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which we sell wholesale goods). As of December 31, 2009, our sales network consisted of 792 stores in Belgium and the Grand Duchy of Luxembourg, a net increase of 17 stores since 2008.

The network included 369 supermarkets under the Delhaize “Le Lion”, AD Delhaize and Red Market banners, 287 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 136 pet food and products stores operated under the Tom & Co. banner. At the end of 2009, we operated 41 stores in the Grand Duchy of Luxembourg. Our German operations, which consisted of four stores, have been divested in 2009.

Supermarkets. The supermarkets that are company-operated in Belgium and the Grand Duchy of Luxembourg carry the Delhaize “Le Lion” banner. At the end of 2009, there were 144 company-operated supermarkets of which 14 supermarkets were remodeled in 2009. A Delhaize “Le Lion” supermarket offers around 17,000 SKUs, depending on its size.

The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom we sell our products at wholesale prices. The AD Delhaize supermarkets have an average size of 1,142 square meters and offer approximately 12,000 SKUs.

Red Market. In 2009, Delhaize Group opened the first two Red Market stores. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 6,000 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned. In 2010, the Group will open 4 additional Red Market stores in Belgium.

Proximity stores. Our network of proximity stores in Belgium and the Grand Duchy of Luxembourg consisted of 287 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners at the end of 2009. The Delhaize City stores are mostly company-operated proximity stores targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters and offer approximately 6,500 SKUs. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet, telephone or fax. As of December 31, 2009, Caddy-Home delivered in 17 cities throughout Belgium, offering approximately 5,500 SKUs to customers. In 2009, Delhaize Belgium launched Delhaize Direct, allowing customers to order their groceries through the Internet and pick them up at their local store. Our objective is to have 100 stores equipped with Delhaize Direct by 2012.

Specialty stores. Tom & Co. is a specialty chain focusing on food and accessories for pets. At the end of 2009, the large majority of the 136 Tom & Co. stores were operated under franchise agreements with independent operators.

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

Assortment. Our supermarkets in Belgium and the Grand Duchy of Luxembourg sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and nonfood items such as health and beauty care and other household and personal products. Delhaize Belgium is also selling a basic offering of lottery and postal products in part of its network.

Management believes that we are a market leader in Belgium for prepared meals. In Belgium, we have also developed a large range of organic products. Revenues from organic products grew by 17% compared to 2008. At the end of 2008, Delhaize Belgium introduced Eco-line, an assortment of environment-friendly detergents.

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 6,000 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2009, private brand sales under our brand accounted for more than 48% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2009, the “365” offering included approximately 450 SKUs in Belgium and accounted for approximately 4% of revenues. During 2007, we rolled out a second pan-European private brand after “365,” called “Care.” The “Care” assortment includes a large variety of general merchandise and health and beauty products.

Loyalty Card. Since 1992, our stores in Belgium use a loyalty card known as the Plus card, which was used by customers for approximately 89% of total sales in Delhaize “Le Lion” supermarkets in 2009. The Plus card also provides benefits for shoppers at our other stores in Belgium. Since 1999, we have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Greece

Overview. In 2009, revenues of Alfa Beta Vassilopoulos S.A., our Greek subsidiary, increased by 10.2% to €1.5 billion. This was the fourth consecutive year of double-digit revenue growth. This performance was the result of excellent comparable store sales growth and the continued expansion of the store network. Management believes the subsidiary is the second largest food retailer (in terms of sales) in Greece. Our shareholding in Alfa Beta Vassilopoulos S.A. amounted to a 89.93% interest in the company at the end of 2009.

Sales network. In 2009, we increased the number of stores in Greece by 15 (including 10 acquired Koryfi stores) to a total of 216 at the end of 2009. Alfa Beta reinforced its presence in the North of Greece through the acquisition of Koryfi. As of December 31, 2009, Alfa Beta directly operated 142 supermarkets under the Alfa Beta banner, 10 cash & carry stores under the ENA banner, 13 AB City stores and served 39 affiliated stores operated under the AB Food Market and AB Shop & Go banners and 10 Koryfi stores that are planned to be converted to the Alfa Beta banner in 2010. In 2008, Alfa Beta opened 2 new concept stores, called Lion Food Stores. These stores enable customers to shop quickly and conveniently and offer attractively priced private brand products and national brands. At the end of 2009, Alfa Beta employed approximately 9,600 people.

Alfa Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Since 2005, we have focused on expanding our company-operated and affiliated network. We also reinforced our consumer appeal by focusing on assortment, price competitiveness and service. Alfa Beta continued to reinforce its product range, including organic products and private brand items.

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our company, Carrefour (France), Lidl (Germany), Aldi (Germany) and Makro (Germany) are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited, except in select designated tourist zones.

Rest of the World

Overview. In 2009, revenues in our Rest of the World segment (Romania and Indonesia) increased by 15.5% to €233 million. In 2009, we grew the number of stores in our Rest of the World segment by 14 to a total of 117 at the end of 2009.

Romania. We have owned 100% of Mega Image since 2004. As of December 31, 2009, Mega Image operated 51 supermarkets in Romania and employed approximately 2,400 people. In 2009, Mega Image acquired 4 Prodas stores. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. Mega Image’s stores all offer the private brand ranges “365”, “Care” and the house brands available at Delhaize Belgium and Alfa Beta. In 2009, Mega Image introduced a new private brand for traditional Romanian products, called “Gusturi Romanesti” (“Romanian Tastes”).

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Super Indo LLC, an operator of 11 stores at that time. We were operating 66 stores as of December 31, 2009, employing approximately 4,400 associates. We own 51% of Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

DESCRIPTION OF PROPERTY

Store Ownership of Sales Network (as of December 31, 2009)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	138	689	779	1	1,607
Belgium	136	28	237	391	792
Greece	55	—	161	—	216
Rest of the World	12	—	105	—	117
Total	341	717	1,282	392	2,732

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.

The majority of our company-operated stores are leased, mostly in the U.S. With the exception of 138 owned stores in the United States, as of December 31, 2009, Food Lion, Hannaford and Sweetbay Supermarket occupied various store premises under lease agreements providing for initial terms of up to 30 years, with renewal options generally ranging from 3 to 27 years. At the end of 2009, we operated 14 warehousing and distribution facilities (totaling approximately 949,000 square meters or approximately 10.2 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2009, we owned 136 of our stores (or 17.2% of our total sales network), owned six of our seven principal distribution centers (one out of the seven is partly owned) and leased our two ancillary distribution centers (external distribution centers managed by an external company). At December 31, 2009, we owned 55 stores and four distribution centers and leased 161 stores in Greece. At December 31, 2009, we owned 12 stores and one distribution center and leased 105 stores in our Rest of the World segment.

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2009, 2008 and 2007, included under Item 18 in this document. The consolidated financial statements referred to, were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2009. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but were not yet effective, which are included under Item 18 in this document.

Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rates used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet related items; the average daily exchange rate (i.e., the yearly average of exchange rates on each working day) is used for income statement and cash flow statement related items.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize US Holding, Inc., the direct parent of Delhaize America and the holding company for our U.S. operations, ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2009, 2008, and 2007 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2010, 53 weeks ended January 3, 2009 and 52 weeks ended December 29, 2007, respectively. Delvita’s results of operations included in our year ended December 31, 2007 covered the period through May 31, 2007 and were classified as results from discontinued operations in all years presented. Delhaize Belgium in the past has included our operations in Germany which were classified as discontinued operations as of December 31, 2008 until September 2009, when we completed the sale of our stores in Germany. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e., over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong regional companies benefiting from and contributing to the Group’s strength, expertise and successful practices.

In 2009, approximately 90 percent of our consolidated revenues were generated through the operation of retail food supermarkets in North America, Europe and Southeast Asia. We also sell consumer products at wholesale, mainly to franchised stores and affiliated stores. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses.

Our financial results, along with other retail companies, are influenced by various factors such as cost of goods, inflation, deflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

Operations

At the end of 2009, our store network totaled 2,732 stores. Our sales network consists primarily of retail food supermarkets, which also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food sales to commercial customers. Approximately 76% of our stores are company-operated and 24% are operated as affiliated or franchised stores.

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

Our operations are comprised of four geographical segments:

•

United States. Our U.S. business is the largest segment, accounting for 68.3% of our 2009 revenues. At the end of 2009, we operated 1,607 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Harveys and Reid’s.

•

Belgium. Belgium is our historical home market. At the end of 2009, our Delhaize Belgium sales network (including Belgium and the Grand Duchy of Luxembourg) consisted of 792 stores operating under different banners. The segment accounted for 23.1% of revenues for the year ended December 31, 2009. In September 2009, we completed the sale of our four stores in Germany.

•

Greece. We have been operating in Greece since 1992 through our subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”). At the end of 2009, Alfa Beta’s sales network counted 216 stores, representing 7.4% of our revenues. In 2009, we acquired an additional 24.7% of Alfa Beta’s minority shares, resulting in an ownership of 89.93% of the shares at December 31, 2009.

•

Rest of the World. We have been operating in Central Europe and Southeast Asia since the 1990s. At the end of 2009, we operated 117 stores in our Rest of the World segment (Romania and Indonesia), representing 1.2% of our revenues.

2009 Financial Results

In 2009, we had:

•	Revenues of €19.9 billion, an increase of 4.8% compared to 2008, reflecting the strengthening of the U.S. dollar against the euro by 5.4% compared to 2008;

•	Operating margin of 4.7% slightly under the 2008 operating margin of 4.8%;

•	Net financial expenses of €202 million stable compared to 2008;

•	Profit from discontinued operations of €8 million compared to a loss of €6 million in 2008; and

•	Group share in net profit of €514 million, an increase of 10.1% compared with 2008.

2009 Acquisitions and Divestures

On January 2, 2009, we acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of €25 million. Both stores, based in Luxembourg, were previously affiliated stores and, as of the acquisition date, were integrated into our company operated sales network.

During 2009, we acquired additional shares of our subsidiary Alfa Beta as part of a tender offer to acquire all shares of Alfa Beta and subsequent acquisitions on the market, and at December 31, 2009 we owned 11,451,109 shares (representing 89.93%). We paid €108 million for the additional 24.7% of Alfa Beta shares.

On July 7, 2009, we acquired in an asset deal, through our fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest, for an amount of €6 million. These supermarkets have been integrated within our Romanian subsidiary Mega Image.

On July 13, 2009, we reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of €8 million.

On November 23, 2009, we acquired, through our subsidiary Alfa Beta, 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of €7 million.

Further information regarding acquisitions and divestitures is located in Notes 4 and 5 of our consolidated financial statements, included under Item 18 in this document.

CRITICAL ACCOUNTING ESTIMATES

We have selected accounting policies that we believe provide an accurate, true and fair report of our consolidated financial condition and results of operations. Those accounting policies are applied in a consistent manner, unless stated otherwise, which is mainly a result of the application of new accounting pronouncements. Details on changes in accounting policies are provided in Note 2.2 to the consolidated financial statements. For a summary of all of our significant accounting policies, please see Note 2.3 to the consolidated financial statements. These consolidated financial statements are included under Item 18 in this document.

The preparation of the consolidated financial statements in conformity with IFRS requires that we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions, although based on historical and other factors that we believe to be reasonable under the circumstances, inherently contain some degree of uncertainty. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist us in our evaluation, with the final decision remaining with us. By definition, actual results may and will often differ from these estimates under different assumptions and conditions. In the past, our estimates generally have not deviated significantly from actual results.

We believe the following accounting estimates and assumptions are critical because they involve the most significant judgments and estimates used in the preparation of our consolidated financial statements and the impact of the estimates and assumptions on financial condition or operating performance might be material.

Asset Impairment (excluding goodwill)

As explained in our description of accounting policies, we test assets with finite useful lives or groups of such assets for which identifiable cash flows are independent of other groups of assets and liabilities (so-called “cash generating units”) for impairment whenever events or circumstances indicate that impairment may exist. Due to the importance to our business, we particularly monitor the carrying value of our retail stores, each representing a cash generating unit, for potential impairment, which we discuss further below.

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

Testing retail stores for impairment is significantly impacted by estimates of future operating cash flows, discount rates and estimates of fair value. Future cash flows are estimated using our past experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair value based on our experience and knowledge of the real estate markets where our stores are located and sometimes use independent third-party appraisers to help estimate the fair values of the stores.

We believe the assumptions we use are reasonable, however, as indicated above, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows will have a potential impact on the determination of the recoverable amount and by that the impairment losses. For example, while a 2.0% increase in the sales growth assumption used in the cash flow projections would not have resulted in fewer stores being identified for impairment, it would have decreased the impairment losses recognized by approximately €2 million. On the other hand, a 2.0% decrease in the sales growth assumption used in the cash flow projections would not have resulted in additional stores identified for impairment, but would have increased the impairment losses of the year by approximately €1 million.

Goodwill and Intangible Assets

In accordance with our accounting policies, we conduct an annual impairment assessment for goodwill and intangible assets with indefinite useful lives in the fourth quarter of each year and, in addition, whenever events or circumstances indicate that impairment may have occurred.

The impairment calculation for goodwill involves comparing the recoverable amount of the cash generating unit (“CGU”) that is benefiting from the synergies of the underlying business combination, with its carrying value, including goodwill. The recoverable amount of the cash generating unit is determined based on the higher of value in use (“VIU”) calculations and the fair value less cost to sell (“FVLCTS”). The value in use calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates. The assumptions applied for our most significant entities are described in Note 6 to our consolidated financial statements, included under Item 18 to this document. Goodwill relating to our U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple or market capitalization approach, where possible, to determine FVLCTS and discounted cash flows models to establish the VIU. An impairment loss is recorded if the carrying value exceeds the recoverable amount. Goodwill impairments are never reversed.

The evaluation of goodwill for impairment testing requires management to use significant judgments and estimates regarding most importantly, but not limited to, projected future cash flows, growth rates and discount rates. We believe the assumptions used are reasonable. However, changes in economic conditions and operating performance will impact the assumptions used in projecting future operating cash flows and the selection of an appropriate discount rate, which will have a potential impact on the determination of the recoverable amount and by that the impairment losses.

As stated, the assumptions represent our best estimates of future developments, and we are of the opinion that no reasonably possible change in any of the key assumptions mentioned would cause the carrying value of the significant cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of 100 basis points in the discount rate applied and a simultaneous reduction of total projected future cash flows by 10% would have decreased the total value in use by €3.0 billion in 2009 and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

Trade receivables

We maintain an allowance for doubtful trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of that allowance, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. Due to our large and unrelated customer and vendor base, and as there are no individually significant outstanding amounts, we are not exposed to any concentrated credit risk.

Income Taxes

Current and deferred income tax needs to be determined for each of the jurisdictions in which we operate. Management judgment is required for the calculation of current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable (receivable) for prior periods. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective jurisdiction, taking into account any legal restrictions on the utilization of the asset. Various factors are used to assess the probability of the future utilization of deferred tax assets, including, but not limited to, past operating results, and future operational plans. The financial position, net income or cash flows may be impacted if the actual results differ from these estimates or if these estimates must be adjusted in future periods. In the event that the assessment of future utilization of deferred tax assets changes, the impact on recognized deferred tax assets will be recognized in profit or loss or directly in equity.

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

Leases

As disclosed in Note 8 to our consolidated financial statements, included under Item 18 in this document, the vast majority of our stores operate in leased premises. According to IFRS, leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to us. All other leases are classified as operating leases. Stores operated under finance lease contracts are recognized as assets and liabilities in the balance sheet, with interest and depreciation charges impacting the income statement. Operating lease contracts result in rent payments being charged to the income statement on a straight-line basis, with no assets or liabilities recognized in the balance sheet. A different classification of a lease agreement will therefore significantly impact our balance sheet total.

Establishing if a transaction has transferred substantially all of the risks and rewards of ownership to us requires the application of judgment and the use of estimates, which include, but are not limited to the determination of the lease term, incremental borrowing rates, minimum lease payments and contingent rents. The determination of lease terms also involves judgments as to whether an economic penalty exists that reasonably assures the exercise of renewal options. Detailed information on our minimum lease payments, both under finance and operating lease agreements, can be found in Note 18.3 to our consolidated financial statements, included under Item 18 of this document.

Self Insurance

As explained in Note 20.2 to our consolidated financial statements, included under Item 18 of this document, in the United States we are self-insured for workers’ compensation, general liability, vehicle accident and pharmacy claims up to a certain retention and we hold excess-insurance contracts with external insurers for any costs in excess of these retentions.

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

The Black-Scholes-Merton option pricing model incorporates certain assumptions, which are our estimates of the risk-free interest rate, expected volatility, expected dividend yield and expected life of options, to arrive at a fair value estimate. Our assumptions are based on historical, mainly observable market data and are reviewed at each grant date and explained in Note 21.3 of our consolidated financial statements, included under Item 18 of this document. Based on this, we revise our valuation assumptions as appropriate to value share-based awards granted in future periods.

Closed Store Provisions

We regularly review the operational performance of our retail stores and make assessments of the future developments of the various stores. In some cases, we decide to close stores, which results in a number of accounting activities in order to ensure that assets and liabilities resulting from these decisions are appropriately reflected in our financial statements. This involves testing assets for impairment, see above, but also the recognition of closed store and severance (“termination”) provisions.

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

The estimates are based on past experience and are reviewed regularly to ensure that accrued amounts continue to reflect our best estimate of the outstanding commitments. It is in the nature of such estimates that actual amounts differ from the estimates. Adjustments to closed store provisions and other exit costs primarily relate to changes in subtenant income and actual exit costs differing from original estimates. Such adjustments are made in the period in which the change becomes known. Any excess store closing provision remaining upon settlement of the obligation is reversed in the period that such settlement is determined.

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

Varying the discount rate applied by 200 basis points would have resulted in an increase / decrease of approximately €1 million of expenses charged to profit or loss for 2009 store closing activities and increased / decreased the total closed store provision by €5 million.

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

We provide an allowance for uncollectible amounts and to cover disputes in the event that our interpretation of the contract terms differ from that of vendors and vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of the vendors, specific information regarding disputes and historical experience, and changes to these factors could impact these allowances.

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

Calculating the net pension obligations involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future, as detailed in Note 21.1 to our consolidated financial statements, as included under Item 18 of this document. We review all significant assumptions periodically, which are based on observable market input and long-term historical experience.

Differences between estimates and actual outcomes and changes in assumptions represent actuarial gains and losses, which are fully recognized in the period they occur in the statement of other comprehensive income, being part of equity, and impact immediately the net pension obligation. However, such actuarial gains or losses do not have an immediate impact on our future contributions to the pension plan. In the event that changes in key assumptions applied to estimate the annual pension costs are required, the future amounts of the pension benefit costs may be materially affected.

SELECTED RESULTS OF OPERATIONS

Overview

During 2009, our revenues increased 4.8% compared to revenues for 2008. During 2008, our revenues increased 0.4% over revenues for 2007. In 2009, there was a positive translation effect in our sales as a result of the strengthening of the average rate of the U.S. dollar against the euro by 5.4% compared to 2008. In 2008, the depreciation of the average exchange rate of the U.S. dollar against the euro was 6.8% compared to 2007. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2009 revenue growth at identical exchange rates was calculated by converting 2009 revenues of our U.S., Romanian and Indonesian operations at the 2008 average exchange rates.

Delhaize Group ended 2009 with a sales network of 2,732 stores, an increase of 59 stores compared to 2008, including 3 acquired Prodas (Romania) and 10 Koryfi (Greece) stores. At December 31, 2008, we had a sales network of 2,673 stores, or 128 more than the 2,545 stores in the network at December 31, 2007.

Net profit attributable to equity holders of our company (our company share in net profit) for 2009, increased by 10.1% compared with our company share in net profit for 2008. This increase in 2009 was mainly a result of a higher operating profit, a higher result from discontinued operations and less net profit attributable to non-controlling interests partially offset by higher income taxes. Our company share in net profit for 2008, increased by 13.9% compared with our company share in net profit for 2007. This increase was mainly a result of lower net financial expenses in 2008 compared to 2007 (due to a charge of €101 million incurred in 2007 in connection with the refinancing of certain long-term debt), a lower income tax rate, partially offset by a lower operating profit and a lower result from discontinued operations.

	Year Ended December 31,
	2009	2008	2007(3)
	(in millions of euros)
Revenues	19,938	19,024	18,943
Gross profit (1)	5,125	4,820	4,788
Other operating income	78	96	108
Selling, general and administrative expenses	(4,192)	(3,962)	(3,923)
Other operating expenses	(69)	(50)	(36)
Operating profit	942	904	937
Net financial expenses (2)	(202)	(202)	(332)
Profit before taxes and discontinued operations	740	702	605
Income tax expense	(228)	(217)	(204)
Net profit from continuing operations	512	485	401
Result from discontinued operations (net of tax)	8	(6)	24
Group share in net profit	514	467	410

(1)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	Represents the net total of finance costs and income from investments.
(3)	Adjusted for the reclassification of German operations to discontinued operations.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2009		2008		2007
	€	%	€	%	€	%
	(in millions, except percentages)
United States	13,618	68.3	13,081	68.8	13,259	70.0
Belgium	4,616	23.1	4,407	23.2	4,346	22.9
Greece	1,471	7.4	1,335	7.0	1,173	6.2
Rest of the World	233	1.2	201	1.0	165	0.9
Total	19,938	100.0	19,024	100.0	18,943	100.0

Revenues increased 4.8% for 2009 compared to 2008, positively impacted by the strengthening of the U.S. dollar by 5.4% against the euro. Revenue growth was 1.2% at identical exchange rates. In 2008, our operating companies in the U.S. benefited from a 53rd calendar week resulting in an additional revenue contribution of €258 million. Excluding the effect of revenues on the 53rd week in the U.S., revenue growth was 2.6% at identical exchange rates. This growth was the result of a net increase in the sales network of 59 stores and a comparable store sales growth of 2.7% in Belgium, partially offset by a negative comparable store sales evolution of 0.4% in the U.S. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects.

Revenues increased 0.4% for 2008 compared to 2007, negatively impacted by the weakening of the U.S. dollar by 6.8% against the euro. Revenue growth was 5.6% at identical exchange rates. In 2008, our operating companies in the U.S. benefited from a 53rd calendar week resulting in an additional revenue contribution of €258 million. In addition, revenues from the 29 Plus Hellas and 14 La Fourmi stores acquired in 2008 in Greece and Romania, respectively, were €42 million. Excluding the effect on revenues of the acquisition of 29 Plus Hellas and 14 La Fourmi stores, the divestiture of 132 beauty and body care Di stores in 2007 and the 53rd week in the U.S., revenue growth would have been 4.2% at identical exchange rates. This growth was the result of a net increase in the sales network of 128 stores and a comparable store sales growth of 2.5% in the United States and 2.2% in Belgium.

United States

Revenues increased 4.1% for 2009 compared to 2008. This increase was a result of the strengthening of the U.S. dollar by 5.4% against the euro. At identical exchange rates, revenues decreased by 1.3%. Excluding the 53rd week in 2008, revenues increased by 0.7% at identical exchange rates. Comparable store sales evolution was -0.4% in 2009 impacted by declining retail inflation, prudent consumer spending and a very promotional competitive environment. Delhaize Group finished 2009 with 1,607 supermarkets in the U.S. In 2009, Delhaize Group opened 30 new stores in the U.S., closed and relocated 7 stores, and decided to close 17 other stores. This resulted in a net increase of 13 stores.

Revenues decreased 1.3% for 2008 compared to 2007. This decrease was a result of the weakening of the U.S. dollar by 6.8% against the euro. At identical exchange rates, revenues increased by 5.9%. Excluding the 53rd week in 2008, revenues increased by 3.8% compared to the corresponding period in 2007. Comparable store sales growth was 2.5% in 2008 supported by solid growth in all three U.S. operating companies. Across these companies, the development of our three-tier private brand program delivered strong results in 2008. Food Lion benefited from increased promotional and pricing initiatives, expanded customer segmentation work and four market renewals. Hannaford gained from the continued success of its nutritional information system Guiding Stars. Sweetbay posted the highest comparable store sales growth of the three operating companies in the U.S. supported by continued price investments that led to an improved price reality, price image and market share. Delhaize Group finished the year 2008 with 1,594 supermarkets in the U.S. In 2008 Delhaize Group opened 37 new stores in the U.S., closed 7 stores, and closed 6 other stores that were relocated. This resulted in a net increase of 24 stores, 3 more net openings than in 2007.

Belgium

Revenues increased by 4.7% for 2009 over 2008. This increase was the result of a comparable store sales growth of 2.7% and a net increase of 17 stores in 2009 (including the divestiture of four stores in Germany). In 2009, Delhaize Belgium benefited from multiple waves of price reductions which started in early 2008 and marked the start of a price repositioning campaign. As a result, Delhaize Belgium gained market share in every week of 2009 (compared with the respective corresponding week of 2008) and ended the year with a market share of 25.7% (source: AC Nielsen), an increase of 58 basis points compared to 2008.

Revenues increased by 1.4% for 2008 over 2007. This increase was the result of a comparable store sales growth of 2.2% and a net increase of 37 stores in 2008. Excluding the divestiture of the 132 Di stores in 2007 and the conversion of company-operated Cash Fresh stores acquired in 2005 into affiliated stores, revenues would have grown by 2.9% in 2008, particularly as a result of more customer transactions.

Greece

Revenues increased by 10.2% for 2009 over 2008, due to strong comparable store sales growth, new store openings and the acquisition of 10 Koryfi stores. In 2009, the number of stores in Greece increased by 15 to a total of 216 stores.

Revenues increased by 13.8% for 2008 over 2007, due to strong comparable store sales growth, new store openings and the acquisition of 29 Plus Hellas stores. In 2008, the number of stores in Greece increased by 42 to a total of 201 stores.

Rest of the World (Romania and Indonesia)

Revenues increased by 15.5% for 2009 over 2008 primarily as the result of the store network expansion in both countries (primarily from the acquisition of La Fourmi in 2008 and Prodas in 2009, both in Romania). At the end of 2009, the sales network in the Rest of the World consisted of 117 stores.

Revenues increased by 21.8% for 2008 over 2007 due to the continued good revenue performance in both countries and the acquisition of 14 La Fourmi stores in Romania. At the end of 2008, the sales network in the Rest of the World consisted of 103 stores.

Gross Profit

	Year Ended December 31,
	2009		2008		2007
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,801	27.9	3,628	27.7	3,636	27.4
Belgium	926	20.0	849	19.3	853	19.6
Greece	350	23.8	303	22.7	269	22.9
Rest of the World	48	20.5	40	20.0	30	18.3
Total	5,125	25.7	4,820	25.3	4,788	25.3

Gross profit increased by 6.3% for 2009 compared to 2008 (increase of 2.4% at identical exchange rates). Gross margin increased 37 basis points to 25.7% in 2009 in comparison to 2008. In the U.S., gross margin increased by 18 basis points from 27.7% to 27.9% due to improved inventory results at all three operating companies, lower utility costs and improved distribution labor productivity at Food Lion, partially offset by price investments and promotions. At Delhaize Belgium, gross margin increased by 78 basis points from 19.3% to 20.0% as a result of better supplier terms and improved inventory results. In Greece, gross margin increased by 116 basis points from 22.7% to 23.8% mainly as a result of better supplier terms.

Gross profit increased by 0.6% for 2008 compared to 2007 (increase of 6.3% at identical exchange rates). Gross margin remained stable at 25.3% in 2008 in comparison to 2007. In the U.S., gross margin increased from 27.4% to 27.7% due to an improvement in the sales mix at Food Lion and Hannaford, primarily through higher private brand sales, and better inventory results at Hannaford and Sweetbay. At Delhaize Belgium, gross margin declined to 19.3% from 19.6% of revenues due to the negative impact of the conversion of company-operated Cash Fresh stores to affiliated stores and the sale of Di in 2007. All of our operating companies were impacted by higher fuel costs.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly waste recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income decreased by 18.7% to €78 million for 2009 compared to 2008. This decrease is mainly due to lower income from waste recycling activities as a result of lower prices for paper (€11 million in 2009 compared to €18 million in 2008), less income related to the sale of Cash Fresh stores in Belgium (€1 million in 2009 compared to €4 million in 2008) and a €5 million gain in 2008 related to the sales of fixed assets at Alfa Beta.

Other operating income decreased by 11.4% to €96 million for 2008 compared to 2007. This decrease is mainly due to lower gains from the sale of Cash Fresh stores to independent operators (€4 million in 2008 compared to €8 million in 2007) and to the gain related to the sale of Di in 2007. Other operating income in 2007 also included a €8 million gain on the disposal of idle property by Hannaford, while Alfa Beta realized in 2008 a €5 million gain on the sale of fixed assets.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2009		2008		2007
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,046	22.4	2,904	22.2	2,919	22.0
Belgium	772	16.7	722	16.4	725	16.7
Greece	297	20.2	267	20.0	221	18.8
Rest of the World	49	21.0	38	18.6	27	16.4
Corporate	28		31		31
Total	4,192	21.0	3,962	20.8	3,923	20.7

Selling, general and administrative expenses (“SG&A”) increased by 5.8% for 2009 compared to 2008 (increase of 2.0% at identical exchange rates). SG&A as a percentage of revenues increased by 20 basis points to 21.0% at actual rates. In the U.S., SG&A as a percentage of revenues increased by 17 basis points to 22.4% of revenues, but remained stable if we exclude the positive effect of the 53rd week in 2008. Major cost reduction efforts, through store labor efficiencies and improved back office and supply chain procedures, have allowed our U.S. operating companies to offset higher staff costs mainly attributable to increases in minimum wage levels and rising health care costs. At Delhaize Belgium, SG&A expenses increased by 33 basis points to 16.7% of revenues mainly due to higher staff costs, increased advertising costs and higher rents and depreciation as a result of new store openings. These cost increases were partly offset by cost savings generated by the “Excel 2008-2010” plan. In Greece, SG&A increased by 21 basis points to 20.2% of revenues as a result of higher staff costs and depreciation charges.

Selling, general and administrative expenses (“SG&A”) increased by 1.0% for 2008 compared to 2007 (increase of 6.5% at identical exchange rates). SG&A as a percentage of revenues increased slightly to 20.8%. In the U.S., SG&A as a percentage of revenues increased from 22.0% to 22.2% due to higher energy costs, increased staff costs at Food Lion and Hannaford and higher advertising costs at Food Lion. In Belgium, SG&A decreased from 16.7% to 16.4% of revenues mainly due to cost saving initiatives, the sale of Di and the Cash Fresh conversions.

SG&A increased as a percentage of revenues in Greece from 18.8% to 20.0% partly due to the unfavorable impact of Plus Hellas.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment, impairment losses, store closing expenses and restructuring charges.

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the banner organizations are supported by common U.S. shared services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common shared services is to create greater efficiencies and scale, eliminate redundancies, become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring will also simplify our legal, accounting and tax compliance requirements. It will improve the capital structure of the Group and it will allow for a more efficient repatriation of profits and cash from the U.S. to the Belgian parent company.

The U.S. restructuring resulted in a pre-tax charge of €21 million ($29 million) in the fourth quarter of 2009 mainly for employee severance payments and asset write-offs. In conjunction with the U.S. restructuring, Delhaize Group decided to close 15 underperforming Food Lion stores and 1 underperforming Bloom store and recorded impairment charges on other U.S. stores which resulted in an additional pre-tax store closing and impairment charge of €23 million ($32 million).

Other operating expenses amounted to €69 million in 2009 and increased by 37.8% for the year ended December 31, 2009 over the corresponding period in 2008. The 2009 result was mainly due to the U.S. restructuring charge of €21 million and the U.S. store closing and impairment charges of €23 million, a change in the discount rate used to calculate U.S. closed store provisions (€4 million), store impairment charges for other underperforming stores across the Group (€6 million) and impairment charges related to the retirement of various software solutions (€5 million).

Other operating expenses amounted to €50 million in 2008 and increased by 36.7% for 2008 over 2007. The 2008 result was mainly impacted by a €15 million impairment charge related to 19 Sweetbay stores and a €16 million store closing charge (including a €5 million impairment charge) on 7 other Sweetbay stores to be closed.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by geographic segment:

	Year Ended December 31,
	2009		2008		2007
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	729	5.4	720	5.5	746	5.6
Belgium	185	4.0	166	3.8	168	3.8
Greece	59	4.0	46	3.4	51	4.4
Rest of the World	(1)	(0.3)	3	1.5	4	2.3
Corporate	(30)		(31)		(32)
Total	942	4.7	904	4.8	937	4.9

Our operating margin for 2009 decreased slightly to 4.7% compared to 4.8% in 2008. The operating margin of the U.S. operations also decreased slightly from 5.5% in 2008 to 5.4% in 2009 due to the impact of the 53rd week in 2008 and the U.S. restructuring, store closing and impairment charges recorded in 2009. The operating margin of the Belgian operations increased from 3.8% in 2008 to 4.0% in 2009 driven by a favorable gross margin partially offset by higher SG&A as a percentage of revenues, higher other operating expenses and lower other operating income. In 2009, the operating margin of the Greek operations increased to 4.0% compared to 3.4% in 2008 mainly due to a favorable gross margin which was offset partially by higher SG&A as a percentage of revenues and lower other operating income. The operating margin of the Rest of the World segment decreased from 1.5% in 2008 to -0.3% in 2009 mainly due to higher staff costs and depreciation in Romania as a result of new store openings and La Fourmi remodelings.

Our operating margin for 2008 decreased slightly to 4.8% compared to 4.9% in 2007. The operating margin of the U.S. operations also decreased slightly from 5.6% in 2007 to 5.5% in 2008 due to the Sweetbay impairment and store closing expenses and higher SG&A partially offset by an improved gross margin and the effect of the 53 rd week in 2008. The operating margin of the Belgian operations remained stable at 3.8% in 2008 where the lower gross margin was offset by the lower SG&A as a percentage of revenues. In 2008, the operating margin of the Greek operations decreased to 3.4% compared to 4.4% in 2007 mainly due to the unfavorable impact of the 29 Plus Hellas stores acquired in 2008. The operating margin of the Rest of the World segment decreased from 2.3% in 2007 to 1.5% in 2008 mainly due to higher SG&A expenses partially offset by an improved gross margin at Mega Image.

Operating profit increased by 4.2% to €942 million for 2009 compared to 2008. At identical exchange rates, operating profit was in line with last year and increased 3.4% when excluding the effect of the 53rd week of operations in 2008.

Operating profit decreased by 3.5% to €904 million for 2008 compared to 2007. At identical exchange rates, operating profit grew by 2.1% and decreased 1.3% when excluding the effect of the 53rd week of operations in 2008 in the U.S.

Net Financial Expenses

	Year Ended December 31,
	2009		2008		2007
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	208	1.0	213	1.1	347	1.8
Income from investments	6	0.0	11	0.1	15	0.1
Net financial expenses	202	1.0	202	1.1	332	1.8

Net financial expenses during 2009 were in line with 2008 and represented, as a percentage of revenues, 1.0% in 2009 and 1.1% in 2008. At identical exchange rates, net financial expenses decreased by €8 million mainly as a result of lower interest rates on USD floating rate debt.

Net financial expenses during 2008 decreased 39.4% compared to 2007 and represented, as a percentage of revenues, 1.1% in 2008 and 1.8% in 2007. The decrease was primarily due to a €101 million charge related to the debt refinancing in the second quarter of 2007. Without this charge, net financial expenses decreased by 13.1% due to lower interest expenses as a result of that debt refinancing.

Income Tax Expense

	Year Ended December 31,
	2009		2008		2007
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	228	30.8%	217	30.9%	204	33.7%
Income tax expense from discontinuing operations	—		—		(1)
Total income tax expense	228	30.4%	217	31.2%	203	32.4%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 30.8%, 30.9% and 33.7% for 2009, 2008 and 2007, respectively. The effective tax rate for continuing operations for 2009 was comparable to 2008 as the favorable impact of the U.S. organizational restructuring and the positive resolutions of U.S. and Belgian tax matters in 2009 were offset by the favorable resolutions of other federal tax matters in the U.S. in 2008. The decrease of the effective tax rate for continuing operations for the year ended December 31, 2008 compared to the corresponding period in 2007 was primarily due to the positive resolution of federal tax matters in the U.S. in 2008 and the absence of an intercompany dividend in 2008.

The effective tax rate (including discontinued operations) was 30.4%, 31.2% and 32.4% for 2009, 2008 and 2007, respectively. The effective tax rates differ from the effective tax rate for continuing operations because the result from discontinued operations includes non-taxable gains in 2009 and in 2007 and a non-taxable loss in 2008. The non-taxable gain in 2009 and the non-taxable loss in 2008 both related to the divestiture of our German operations; the non-taxable gain in 2007 related to the disposal of our Czech operations. We refer to Note 22 in Item 18 for a reconciliation of our Belgian statutory income tax rate of 34% to our effective income tax rate.

We continue to be subject to regular tax audits in jurisdictions where we conduct business. In particular, we have experienced an increase in tax audit and assessment activity during 2009, 2008, 2007 in the United States, during 2009 and 2008 in Greece, and during 2007 in Belgium. Although some audits have been completed during 2008 and 2009, we expect continued audit activity in these jurisdictions in 2010. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Result from Discontinued Operations

In 2009, the result from discontinued operations, net of tax, amounted to a profit of €8 million mainly due to the gain on the divestiture of our German operations that were sold during the third quarter of 2009.

In 2008, the result from discontinued operations, net of tax, amounted to a loss of €6 million mainly due to the recognition of an €8 million impairment loss in order to write down the carrying value of Delhaize Deutschland GmbH to its fair value less costs to sell, as a result of our decision to sell our German operations. This was partially offset by the liquidation of Food Lion (Thailand), Ltd. (a dormant company) in April 2008 resulting in a gain from discontinued operations of €2 million.

In 2007, the result from discontinued operations, net of tax, amounted to a profit of €24 million mainly due to the €23 million gain (including a positive accumulated foreign currency translation adjustment of €24 million) recorded as part of the closing of the sale of our Czech operations in the second quarter of 2007.

Net Profit Attributable to Equity Holders of Delhaize Group

The positive result from a higher operating profit and an increase in the result from discontinued operations resulted in a 10.1% increase in net profit attributable to equity holders of our company (our company share in net profit) for 2009 compared to 2008.

The positive result from lower net financial expenses and a lower effective tax rate, offset partially by lower operating profit and a decrease in the result from discontinued operations resulted in a 13.9% increase in net profit attributable to equity holders of our company (our company share in net profit), for 2008, compared to 2007.

LIQUIDITY AND CAPITAL RESOURCES

We had €439 million of cash and cash equivalents as of December 31, 2009, compared to €321 million at December 31, 2008. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt and for the payment of dividends. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,176 million, €927 million and €932 million during the years ended December 31, 2009, 2008 and 2007, respectively. The increase in 2009 over 2008 was primarily due to higher profit (€41 million) and improvements in working capital management (€82 million in 2009 versus a negative €165 million in 2008). This was partly offset by higher tax payments in the U.S., whereas in 2008 we benefited from a tax refund and from the 2008 U.S. Stimulus Act (€248 million income taxes paid in 2009 compared to €130 million in 2008). The slight decrease in 2008 over 2007 was primarily due to a decrease in the change in operating assets and liabilities (€125 million) and a decrease in non-cash items of €81 million offset partially by lower interest and income taxes paid (respectively €56 million and €93 million) and an increase in net profit (€54 million).

Investing Activities

Net cash used in investing activities was €663 million for 2009, compared to €770 million during 2008 and €630 million for 2007. The decrease in 2009 is mainly due to capital expenditures that were €194 million lower than in 2008 partly offset by lower proceeds from the sale of fixed assets. In 2009, we spent €155 million mainly for the acquisitions of 24.7% additional Alfa Beta shares, Knauf Center Schmëtt SA and Knauf Center Pommerlach SA (both in Luxembourg) and Koryfi SA in Greece. In 2008, we spent €100 million for the acquisitions of PLLC and Plus Hellas in Greece, La Fourmi in Romania and an additional 3.95% investment in Alfa Beta shares.

Capital Expenditures

Capital expenditures were €520 million for 2009 compared with €714 million for 2008 and €729 million for 2007. The decrease of 27.1% in 2009 (29.2% decrease at identical rates) is mainly the result of lower store remodeling activity in the U.S. The decrease of 2.1% in 2008 is mainly due to the weakening of the U.S. dollar partially offset by higher spending at Alfa Beta and at Mega Image as a result of remodeling the newly acquired Plus Hellas and La Fourmi stores.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2009	2008	2007
	(amounts in millions of euros)
United States	331	481	547
Belgium	115	117	114
Greece	57	88	37
Rest of the World	13	20	12
Corporate	4	8	19
Total	520	714	729

Business Acquisitions

Our growth strategy includes selective acquisitions. During 2009, we added several smaller operations to our group and increased our shareholding in our subsidiary Alfa Beta. Details of these transactions are given below. We refer for further comments to Note 4 of our consolidated financial statements, included under Item 18 in this document.

On January 2, 2009, we acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of €25 million. Both stores, based in Luxembourg, were previously affiliated stores and as of the acquisition date were integrated into our company operated sales network.

On May 18, 2009, we announced the launch of a voluntary tender offer for all of the shares of our Greek subsidiary Alfa Beta which were not yet held by any of our consolidated companies. At the end of the tender offer period, we held 89.56% of Alfa Beta shares. During the second half of 2009, we acquired additional shares on the market and at December 31, 2009, we owned 11,451,109 shares (representing 89.93%). We paid €108 million for the 24.7% additional Alfa Beta shares we purchased in 2009.

On July 7, 2009, we acquired in an asset deal, through our fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest, for an amount of €6 million. Three supermarkets have been integrated within our Romanian subsidiary Mega Image and one supermarket was closed.

On November 23, 2009, we acquired, through our subsidiary Alfa Beta, 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were purchased for €7 million. One store was closed in 2009.

In addition to these acquisitions, we entered into some smaller transactions acquiring individual stores for a total of €13 million.

Business Disposals

On July 13, 2009, we reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of €8 million.

We refer for further details to our comments made in Note 5 of our consolidated financial statements, included under Item 18 in this document.

Financing Activities

Net cash used in financing activities was €388 million in 2009, compared to cash used in financing activities of €93 million and €333 million in 2008 and 2007, respectively.

Long-term debt

In 2009, our long-term debt decreased by €142 million. In February 2009, we issued $300 million (€208 million) Senior Notes with an annual interest rate of 5.875% due 2014. During 2009, we repaid at maturity the outstanding convertible bonds of €170 million (2.75% interest), a Eurobond of €150 million (4.625% interest) and finance lease obligations of €45 million.

In 2008, we decreased our long-term debt by €69 million. This amount includes the repayment of €100 million 8.00% notes and €39 million finance lease payments partly offset by the issuance of an €80 million five-year bond at 5.1% for the financing of the acquisition of Plus Hellas.

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

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2009, 2008 and 2007, €9 million, €13 million and €20 million in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2009, 2008 and 2007, restricted securities of €10 million, €15 million and €22 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2009, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Bonds, 3.895%, due 2010	40
Notes, 8.125%, due 2011	35
Bonds, 5.10%, due 2013	80
Senior Notes, 5.875%, due 2014	206
Notes, 5.625%, due 2014	543
Bonds, 6.50%, due 2017	309
Notes, 8.05%, due 2027	84
Debentures, 9.00%, due 2031	553
Floating term loan, LIBOR 6m + 45bps, due 2012	78
Other notes, 7.50% to 14.15%, due 2007 to 2013	1
Other debt, 5.75% to 7%, due 2014	5
Senior notes, 6.31% to 7.41%, due 2007 to 2016	8
Mortgages payable, 7.55% to 8.65%, due 2008 to 2016	2
Bank borrowings	2
Total	1,946

The table below provides the expected principal payments (undiscounted) and related interest rates of our long-term borrowings by year of maturity as of December 31, 2009. For the definition of “fair value,” see Note 18.1 to the consolidated financial statements included in this document.

(in millions of U.S. dollars)	2010	2011	2012	2013	2014	Thereafter	Fair Value
Notes due 2011		50					53
Average interest rate		8.13%
Notes due 2014					300		318
Average interest rate					5.88%
Other debt 2014					6		7
Average interest rate					7.00%
Notes due 2017						450	489
Average interest rate						6.50%
Notes due 2027						126	136
Average interest rate						8.05%
Debentures due 2031						805	1,029
Average interest rate						9.00%
Term loan due 2012			113				105
Average interest rate			0.88%
Senior and other notes	2	2				9	14
Average interest rate	6.58%	6.58%				7.06%
Mortgages payable	1	1				1	4
Average interest rate	7.75%	7.75%				8.25%

(in millions of euros)	2010	2011	2012	2013	2014	Thereafter	Fair Value
Bonds due 2010	40						40
Average interest rate	3.90%
Bonds due 2013				80			86
Average interest rate				5.10%
Notes due 2014					500		534
Average interest rate					5.63%
Bank borrowings					2		2
Average interest rate					2.00%

Debt Covenants for Long-Term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the Notes due in 2011 ($), 2014 ($), 2014 (€), 2017 ($) and 2027 ($) and the Debentures due in 2031 ($) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 ($), 2014 (€) and 2017 ($) Notes also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. None of the Group’s long-term debts are subject to changes in credit rating clauses, other than in connection with a change of control.

The Term Loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The Bonds due in 2010 and 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2009, 2008 and 2007, Delhaize Group was in compliance with all covenants for long-term debt, and headroom on financial covenants at December 31, 2009, was at least 30% for all ratios.

Short-Term Borrowings

U.S. entities. Delhaize America, LLC has an unsecured revolving credit agreement (“the Credit Agreement”), which provides the entity with a three-year $500 million (€347 million), unsecured, committed revolving credit facility, including a $100 million (€69 million) sub-limit for the issuance of letters of credit, and a $35 million (€24 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding $650 million (€451 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on December 1, 2012. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America, LLC. This Credit Agreement is a second amendment and restatement of the credit agreement entered into in 2005 and subsequently amended and restated in 2007.

Delhaize America, LLC had outstanding borrowings under the Credit Agreement of $50 million (€35 million) as of December 31, 2009, no outstanding borrowings at December 31, 2008 and $50 million (€34 million) in outstanding borrowings as of December 31, 2007. Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had average daily borrowings of $3 million (€2 million) during 2009, $25 million (€18 million) during 2008 and $36 million (€26 million) during 2007. No credit agreements amounts were used to fund letters of credit during 2009 and approximately $1 million (€1 million), of the 2005 Credit Agreement was used to fund letters of credit during 2008 and 2007. In addition to the Credit Agreement, Delhaize America, LLC had approximately $37 million (€26 million), $77 million (€55 million) and $73 million (€50 million) outstanding to fund letters of credit as of December 31, 2009, 2008 and 2007, respectively.

In addition, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and which amounted to $30 million (€21 million) at December 31, 2009. As of December 31, 2009 and 2008, Delhaize America, LLC had no borrowings outstanding under such arrangements. There was $6 million (€4 million) outstanding under these arrangements at December 31, 2007 respectively.

European and Asian entities. At December 31, 2009, 2008 and 2007 our European and Asian entities together had credit facilities (committed and uncommitted) of €542 million (including €275 million of committed credit facilities), €621 million and €561 million, respectively, under which we can borrow amounts for less than one year (Short-term Bank Borrowings) or more than one year (Medium-term Bank Borrowings).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings (collectively the “Bank Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. The Bank Borrowings require maintenance of various financial and non-financial covenants. Financial covenants include a minimum fixed charge coverage ratio, a maximum leverage ratio, and a maximum year-on-year change in shareholders’ equity. At December 31, 2009, 2008 and 2007, we were in compliance with all such covenants. In Europe and Asia, Delhaize Group had €28 million in outstanding short-term bank borrowings at December 31, 2009 compared to €152 million in outstanding short-term bank borrowings at December 31, 2008 and €3 million borrowings outstanding at December 31, 2007, respectively, with an average interest rate of 3.83%, 4.37% and 5.05%, respectively. During 2009, the Group’s European and Asian average borrowings were €151 million at a daily average interest rate of 2.79%.

Debt Covenants for Short-Term Borrowings

The Credit Agreement and the €275 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets, merger and dividend, as well as minimum fixed charge coverage ratios, maximum leverage ratios and maximum equity variation ratios based on non-GAAP measures. For additional information regarding Credit Agreement covenants, see “Item 10. Additional Information — Material Contracts — Delhaize America Credit Agreement.”

At December 31, 2009, 2008 and 2007, Delhaize Group was in compliance with all covenants conditions for short-term borrowings, and headroom on financial covenants at December 31, 2009, was at least 20% for all ratios.

Credit Ratings

Standard & Poor’s Rating Services (S&P) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt (long-term). S&P and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2009.

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

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2009.

	Payments due by period
	Total	2010	2011	2012	2013	2014	Thereafter
	(in millions of euros)
Short-term bank borrowings	63	63	—	—	—	—	—
Long-term debt (excluding finance lease obligations)(1)	1,916	42	37	79	81	714	963
Interest on fixed rate debt	1,577	127	123	123	122	112	970
Interest on variable rate debt	2	1	1	—	—	—	—
Finance lease obligations (minimum payments)(2)	687	44	43	43	44	45	468
Self-insurance obligations	108	33	23	15	10	7	20
Operating lease obligations (min. lease payments) (2)	1,858	260	224	207	166	149	852
Purchase obligations(3)	174	93	50	28	1	1	1
Pension benefits	200	16	12	15	14	30	113
Other post-retirement benefits	3	1	1	—	—	—	1
Total	6,588	680	514	510	438	1,058	3,388

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease obligations and operating lease obligations include closed store lease obligations.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.

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

Currency Risk – Business Operations. Our operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euro (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this document). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, we are particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. We do not hedge the U.S. dollar translation exposure. The translation risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 87.0 % of net financial debt is denominated in U.S. dollars while also 77.2% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 in the consolidated financial statements included under Item 18 of this document).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €3 million (2008 and 2007: €2 million).

Currency Risk – Financial Instruments. Currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign exchange rates. Currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency of the reporting entity that holds the financial instruments. From an accounting perspective, we are exposed to currency risks only on monetary items not denominated in the functional currency of the respective reporting entity, such as trade receivables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency. Our functional currency is the euro.

At December 31, 2009, if the U.S. dollar had weakened/strengthened by 24% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2009 using a 95% confidence interval), our net profit (all other variables held constant) would have been €3.4 million higher/lower (2008: €0.1 million lower/higher with a rate shift of 28%; 2007: €2.1 million lower/higher with a rate shift of 12%). Due to our financing structure, such a change in EUR/USD exchange rate would have no impact on our equity.

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

At the end of 2009, 79.1% of our net financial debt after swaps were fixed-rate debts and 20.9% were variable-rate debts (2008: 79.2% fixed-rate debt; 2007: 74.7% fixed-rate debt).

The sensitivity analysis presented in the table below estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. The estimated possible impact on net profit and equity decreased compared to 2008 due to an observed decrease in volatility of interest rates during 2009.

December 31, 2009 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.70%	+/-13 basis points	+/-0.0	—
USD	0.25%	+/-11 basis points	-/+ 0.6	+/-0.7
Total		Increase/Decrease	-/+ 0.6	+/-0.7

December 31, 2008 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	2.89%	+/- 58 basis points	+/- 0.2	—
USD	1.43%	+/-101 basis points	-/+ 5.4	+/-7.4
Total		Increase/Decrease	-/+ 5.2	+/-7.4

December 31, 2007 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	4.68%	+/- 46 basis points	-/+ 0.3	—
USD	4.70%	+/- 78 basis points	-/+ 4.2	+/-4.2
Total		Increase/Decrease	-/+ 4.5	+/-4.2

Credit Risk/ Counterparty Risk. Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation to a financial instrument, such as trade receivables, holdings in investment securities, derivatives and cash and cash equivalents. We manage this risk by obtaining credit insurance in case of trade receivables and by requiring a minimum credit quality of our financial investments (see also Note 11 in our consolidated financial statements included under Item 18 of this document).

Our short-term investments are required to have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Our long-term investment policy requires a minimum credit rating of A-/A3 for our financial investments (see also Note 11 in our consolidated financial statements included under Item 18 of this document in connection with the credit quality of our investments).

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

Liquidity Risk. Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or other financial assets. We are exposed to liquidity risk as we have to be able to pay our short and long-term obligations when they are due. We have a centralized approach to reduce the exposure to liquidity risk which aims at matching the contractual maturities of our short and long-term obligations with our cash position. Our policy is to finance our operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and subsidiary financing companies, with the aim of ensuring a balanced repayment profile of the financial debts.

We manage the exposure by closely monitoring the cash resources required to fulfill the working capital needs, capital expenditures and debt requirements. Furthermore, we closely monitor the contractual maturity profiles and the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see also

Notes 18.1 and 18.2 in the consolidated financial statements included under Item 18 of this document with respect to maturity information on long-term debts and for Debt Covenants information). A liquidity gap analysis is performed on a quarterly basis in which we anticipate large future cash inflows and outflows.

At year-end 2009, we had committed credit lines totaling €622 million, of which €587 million was not utilized. These credit lines include a syndicated U.S. credit facility of €500 million (€347 million) for Delhaize America, LLC and €275 million of bilateral credit facilities for European entities. At December 31, 2009, the maturities of the committed credit facilities were as follows: €100 million maturing in 2010, €125 million maturing in 2011 and €397 million maturing in 2012.

As described in Note 18.1 in the consolidated financial statements included under Item 18 to this document, no major principal payment of financial debt will occur until 2014. At December 31, 2009 the maturities of the long term debt were €42 million in 2010, €37 million in 2011, €79 million in 2012 and €81 million in 2013.

The financial rating agencies Standard & Poor’s and Moody’s have attributed investment grade long term ratings to us of BBB- and Baa3, respectively. This credit status is supported by cross-guarantee arrangements between Delhaize Group and Delhaize America LLC, whereby the entities are guaranteeing each other’s financial debt obligations.

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

In addition to our policies, we purchase, in the various countries where we are present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or workers’ compensation.

Our U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident and pharmacy claims and healthcare including medical, pharmacy, dental and short-term disability. The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by us. The purpose for implementing the captive reinsurance program is to provide our U.S. operations with continuing flexibility in their risk management program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

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

Self-insurance provisions of €108 million are included as liabilities on the balance sheet. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

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

In 2009, according to the U.S. Bureau of Labor Statistics, the U.S overall inflation was 2.7% (0.1% in 2008 and 4.1% in 2007) driven by higher commodity prices, food inflation was -0.5% (5.9% in 2008 and 4.9% in 2007) and food at home inflation fell 2.4% in 2009 with all six major grocery food groups which posted declines in 2009 after rising in 2008 (the dairy and related products group declined the most, falling 7.6%).

In 2008, increased inflation, while helping revenue growth in value had a negative impact on revenues in terms of volume (number of items purchased per transaction). We also experienced increases in payroll expenses and energy prices. We were able to largely offset the negative effect of increased inflation on our operating margin due to a favorable sales mix driven by improved private brand penetration and also improved inventory management and various cost saving initiatives.

In 2007, our U.S operating companies experienced increased payroll expenses and rising fuel prices. Due to a combination of sales mix improvements, margin optimization at Food Lion and excellent inventory management at Hannaford, partially offset by price investments at Hannaford and Sweetbay, we were able to maintain our operating margin at 5.6%.

For Delhaize Belgium, national food inflation in 2009 was -0.2% compared to 3.7% in 2008. Delhaize Belgium continued to improve its competitive price positioning and improved gross margin due to increased private brand sales, better supplier terms and improved inventory results.

Although there is the risk that inflation in Southeast Asia and in other European countries where we operate could have an effect on our results, such inflation has not had a material effect on our sales or results of operations to date.

Economic Conditions. During 2009, inflation in the U.S. turned into deflation, putting additional stress on the top line. Personal consumption in the U.S. remained weak as consumers continued to be under pressure as a result of the financial crisis. In an effort to manage their household budgets more tightly, people were eating out less and looking for the best value for their money. The tough economic times have meant fierce price competition in the U.S., particularly in the Southeast.

All our U.S. banners continued their price investments, targeted promotional offers and assortment optimization, supported by the three-tiered private brand program. This resulted in an improvement of the volume trends of number of transactions and number of items per transaction. Price investments were largely made possible through savings generated from better inventory management, product mix improvements and better supplier conditions. Further price investments will be funded by many sales building initiatives as well as the new organizational structure, “Delhaize America,” managing all our U.S. banners using a shared services approach.

Delhaize Belgium gained market share every week of 2009 as a result of a sustained price repositioning campaign started early 2008, supported by strong marketing and communication activities (source: AC Nielsen).

RECENT EVENTS AND OUTLOOK

Recent Events

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) a new tender offer to acquire the remaining 9.99% of Alfa Beta not yet held by any of the consolidated companies of Delhaize Group, at €35.73 per share. At the end of the acceptance period of this tender offer on May 12, 2010, Delned had acquired approximately 90.83% of Alfa Beta. On June 4, 2010, Delned exercised the right to acquire any remaining shares that were not tendered in the tender offer or otherwise held by Delned as of June 2, 2010 (squeeze-out right). As of the date of this filing, approval by the Hellenic Capital Market Commission of the exercise of the squeeze-out right is pending.

Effective May 21, 2010, Rick Anicetti, Executive Vice President and CEO of Delhaize America Shared Services, left our organization. Carol Herndon, Senior Vice President of Accounting and Finance of Delhaize America, was named Chief Administrative Officer of Delhaize America.

At our Ordinary General Meeting of shareholders on May 27, 2010, our shareholders approved the distribution of a €1.60 gross dividend per share for fiscal year 2009. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.20 per share. The 2009 dividend became payable to owners of our ordinary shares beginning on June 3, 2010 against coupon number 48. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 8, 2010.

Outlook

We plan to end 2010 with a store network of between 2,834 and 2,844 stores, as a result of the net addition of 102 to 112 stores. We expect capital expenditures (excluding finance leases) of approximately €800 million during 2010 (based on the average exchange rate in 2009 of 1 EUR = 1.3948 USD).

In 2010, we plan to open approximately 50 to 55 new supermarkets in the U.S., including a significant increase in Bottom Dollar Food stores. In addition, we decided in 2009 to close 16 underperforming stores in 2010 in conjunction with the U.S. restructuring. This includes 15 underperforming Food Lion stores and one underperforming Bloom store. The store closings were completed in February 2010. This will result in a net increase of approximately 33 to 38 stores to a total number of between 1,640 and 1,645 stores at the end of 2010. Approximately 50 U.S. stores will be remodeled in 2010, including 30 stores as part of Food Lion’s market and store renewal programs. In 2010, Food Lion plans the remodel of the markets of Greenville, North Carolina and Roanoke, Virginia.

In 2010, we plan to open between 25 to 30 new stores (including four new Red Market stores) in Belgium, bringing the store network in our Delhaize Belgium segment to between 817 and 822 stores. We plan to remodel approximately 20 stores in Belgium in 2010.

In 2010, the sales network of Alfa Beta in Greece is expected to grow by 13 to 18 stores, to between 229 and 234 stores.

In 2010, we expect to increase our sales network by 25 to 35 stores in our Rest of the World segment to a total of 142 to 152 stores.

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

In March 2010, the Board of Directors determined that the directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Richard Goblet d’Alviella, Robert J. Murray and Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. In addition, in May 2010 the shareholders determined that the directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Richard Goblet d’Alviella, Robert J. Murray and Didier Smits, are independent under the criteria set forth in the Belgian Company Code. Following a recent change in the Belgian Company Code, Messrs. Goblet d’Alviella, Murray and Smits are no longer considered independent under the Belgian Company Code because they each have served on the board of directors as a non-executive director for more than three consecutive terms. At the Ordinary General Meeting of May 27, 2010, the shareholders acknowledged that Jack L. Stahl is independent within the meaning of the Belgian Company Code. The Board of Directors met six times in 2009.

On the recommendation of the Remuneration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. The term of directors who are not considered independent by our Board of Directors at the time of their election though has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 70 during our standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

On May 27, 2010, the shareholders at the Ordinary General Meeting renewed the mandate of (i) Robert J. Murray for a term of two years, (ii) Richard Goblet d’Alviella for a term of three years and (iii) Jack L. Stahl for a term of four years.

Our current Board of Directors and biographical information concerning such individuals are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Georges Jacobs de Hagen	Chairman	May 2003	2012
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2012
Claire Babrowski	Director	May 2006	2012
François Cornélis	Director	May 2008	2011
Arnoud de Pret Roose de Calesberg	Director	May 2002	2011
Jacques de Vaucleroy	Director	May 2005	2011
Hugh G. Farrington	Director	May 2005	2011
Richard Goblet d’Alviella	Director	May 2001	2013
Robert J. Murray	Director	May 2001	2012
Didier Smits	Director	May 1996	2012
Jack Stahl	Director	August 2008	2014
Luc Vansteenkiste	Director	May 2005	2011

Georges Jacobs de Hagen (1940). Count Jacobs de Hagen has been Chairman of our Board of Directors since January 1, 2005. He started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (biopharmaceutical group based in Belgium) in 1970 and was Chairman of its Executive Committee from 1987 until the end of 2004. Count Jacobs de Hagen serves on the Board of Directors of Belgacom and Brussels Airlines. He was President of BUSINESSEUROPE (formerly UNICE, Union of Industrial and Employers’ Confederations of Europe) between 1998 and 2003. He is Honorary Chairman of the Federation of Belgian Companies. Count Jacobs de Hagen is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.).

Pierre-Olivier Beckers (1960). Mr. Beckers has been our President and Chief Executive Officer since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. He is Co-Chairman of the Consumer Good Forum, a global association of leading consumer goods retailers and manufacturers. Previously, Mr. Beckers served as chairman of the CIES, the Food Business Forum, from 2002 to 2004 and again from July 2008 until its merger and transformation into the Consumer Goods Forum. He is on the Board of Directors of the Food Marketing Institute and is Vice-Chairman of the Executive Committee of FEB/VBO, the Belgian Employers Federation. He is a member of Guberna and the Belgian Commission on Corporate Governance. He is President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, with a current term expiring in 2013.

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

Arnoud de Pret Roose de Calesberg (1944). Count de Pret Roose de Calesberg was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Count de Pret is a member of the Board of Directors of, amongst others, the brewery company Anheuser-Busch Inbev, Umicore, SIBELCO and UCB. Count de Pret holds a Commercial Engineer’s degree from the Université Catholique de Louvain (UCL), Belgium.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is CEO of the Northern, Central and Eastern Europe Region (NORCEE) of AXA since March 15, 2010. Jacques de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance Europe. He has extensive experience in the insurance, asset management and banking business, both in Europe and in the U.S. Jacques de Vaucleroy holds a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussels, Belgium).

Hugh G. Farrington (1945). Following a retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became our Executive Vice President and member of our Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within our company. He rejoined the Board as a director in 2005. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Arts in teaching from the University of New Hampshire.

Richard Goblet d’Alviella (1948). Count Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is Vice-Chairman of the Board of Directors of Sofina and a board member of a number of the companies in which Sofina has interests or is affiliated, such as GDF Suez, Eurazeo, Danone, Henex and Caledonia Investments. Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School.

Robert J. Murray (1941). Robert J. Murray served as Chairman of the Board and President and Chief Executive Officer of New England Business Service, Inc. from 1995 to 2004. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of Tupperware Brands, Inc., IDEXX Corp., LoJack Corporation and The Hannover Insurance Group. Mr. Murray is a graduate of Boston College and holds a Master’s degree in Business Administration from Northeastern University.

Didier Smits (1962). Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough until December 2009 and currently serves on the Board of the soft drinks company Dr. Pepper Snapple Group. He is also a Board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Luc Vansteenkiste (1947). Baron Vansteenkiste is a member of the Board of the Belgian photofinishing company Spector Photo Group and a member of the Board of the Belgian companies Sioen, Ter Beke Vleeswaren, Compagnie du Bois Sauvage and Fortis Bank. BaronVansteenkiste is Honorary Chairman of the Federation of Belgian Companies and Board member of Guberna. Baron Vansteekiste was Chief Executive Officer of Recticel until April 1, 2010. Baron Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

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

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Jack Stahl, who is the Chair, Claire Babrowski, Count de Pret Roose de Calesberg and Luc Vansteenkiste. Effective May 27, 2010, Robert J. Murray resigned as member of the Audit Committee because he no longer was independent under the Belgian Company Code from that date. Mr. Stahl replaced Mr. Murray as Chair and Mr. Vansteenkiste joined the Audit Committee at that time. Our Terms of Reference of the Audit Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Jack Stahl, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2009, the Audit Committee met five times.

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

The members of the Remuneration and Nomination Committee are Count Jacobs de Hagen, who is the Chair, Count Goblet d’Alviella, Hugh G. Farrington and Robert J. Murray. Count Jacobs de Hagen and Hugh G. Farrington are independent directors, while Count Goblet d’Alviella and Robert J. Murray are no longer considered independent under the Belgian Company Code effective May 27, 2010 because they each have served on the board of directors as a non-executive director for more than three consecutive terms. For additional information, see “Item 16G. Corporate Governance.” In 2009, the Remuneration and Nomination Committee met five times. Our Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

EXECUTIVE OFFICERS

Management Structure

Our management structure consists of:

•	a management structure organized around four operational segments and several support functions; and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes our business performance.

United States. Ron Hodge, Executive Vice President and Chief Executive Officer of Delhaize America Operations.

Belgium. Michel Eeckhout, Executive Vice President and Chief Executive Officer of Delhaize Belgium, which comprises Belgium and the Grand Duchy of Luxembourg.

Greece. Kostas Macheras, Executive Vice President and the Chief Executive Officer of Southeastern Europe, is responsible for Alfa Beta.

Rest of World. Kostas Macheras additionally is responsible for Mega Image (Romania). Stéfan Descheemaeker, our Executive Vice President and Chief Financial Officer, is responsible for Lion Super Indo (Indonesia).

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

Name	Position	Executive Officer/Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Stéfan Descheemaeker	Executive Vice President and Chief Financial Officer	2009
Michel Eeckhout	Executive Vice President	2005
Ronald C. Hodge	Executive Vice President	2002
Nicolas Hollanders	Executive Vice President	2007
Kostas Macheras	Executive Vice President	2010
Michael Waller	Executive Vice President and General Counsel	2001

Stéfan Descheemaeker (1960). Mr. Descheemaeker has been an Executive Vice President and Chief Financial Officer of our company since 2009. Prior to joining Delhaize Group, Mr. Descheemaeker spent 12 years at Anheuser-Busch InBev. In 1996, he joined the Belgian brewer Interbrew, where he became head of Strategy & External Growth, managing its M&A operations, culminating with the merger of Interbrew and AmBev in 2004. At that point in time, he transitioned to operational management, in charge of respectively the brewer’s operations in the U.S. and Mexico, Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined its Board as non-executive director. He started his career with Cobepa, which at that time was the Benelux investment company of BNP-Paribas. He later joined the holding company Defi as CEO of its financial subsidiary Definance. Mr. Descheemaeker holds a Masters’ degree as Commercial Engineer, Solvay Business School, Brussels, Belgium.

Michel Eeckhout (1949). Mr. Eeckhout is Executive Vice President of our company and Chief Executive Officer Delhaize Belgium. He joined us in 1978, as IT project leader and IT manager. In addition, he became Group coordinator for the IT-activities in Europe and Asia in 1992 and member of the Executive Committee of Delhaize Belgium in 1995. He was appointed Delhaize Group Vice President of Information Technology Processes and Systems in 2001 and was Chief Information Officer from 2002 to 2007. He became a member of our Executive Committee in September 2005. He is Board member of Fedis (Fédération belge de la Distribution). Mr. Eeckhout earned a Master’s degree in economics (at UFSIA, Antwerp) and in European economics (at Université Libre de Bruxelles, Brussels), and an Executive Master in General Management, from the Solvay Business School, Brussels.

Ronald C. Hodge (1948). Mr. Hodge is Executive Vice President and Chief Executive Officer of Delhaize America Operations. Prior to his current role, Mr. Hodge served as Executive Vice President and Chief Executive Officer of Hannaford and was responsible for our Sweetbay Supermarket operations. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He became President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996. Mr. Hodge holds a Bachelor of Science degree in business administration from Plymouth State College, Plymouth, New Hampshire.

Nicolas Hollanders (1962). Mr. Hollanders has been Executive Vice President of Human Resources and Organizational Development of our company since 2007. He started his career as a lawyer. In 1989, he joined Delvaux, a Brussels-based manufacturer and distributor of luxury leather goods and accessories, first as General Manager, and from 1993 as Managing Director. In 1995, Mr. Hollanders joined the executive search firm Egon Zehnder International, where he served successively as consultant, principal and partner. Mr. Hollanders is Chairman of the Jury “Hors pistes” of the King Baudouin Foundation and founding member and Chairman of Child Planet, a foundation aimed at improving conditions in children’s hospitals. Mr. Hollanders holds a Master’s degrees in Law and Notary Law and a Post Graduate degree in Economics from the University of Leuven.

Kostas Macheras (1953). Mr. Macheras is an Executive Vice President of our company and Chief Executive Officer Southeastern Europe. Mr. Macheras joined Delhaize Group in 1997 as General Manager of Alfa Beta Vassilopoulos. In 2009 Mr. Macheras added Mega Image, the Romanian operations of Delhaize Group, to his responsibilities. Mr. Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. He worked for 14 years for Mars, Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996-1997 he served as General Manager of Chipita International in Greece. He was a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Mr. Macheras was elected Manager of the Year 2008 by the Hellenic Management Association. Mr. Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

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

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. For some non-Belgian directors, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. The aggregate amount of remuneration granted for fiscal year 2009 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director.

Remuneration Granted for Fiscal Year 2009 to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

(in EUR)	2009
Non-Executive Directors
Count Jacobs de Hagen	160,000
Claire Babrowski	85,000
Count de Pret Roose de Calesberg	85,000
François Cornélis	80,000
Hugh G. Farrington	85,000
Count Goblet d’Alviella	85,000
Robert J. Murray	95,000
Didier Smits (1)	82,033
Jack L. Stahl (2)	82,967
Baron Vansteenkiste	80,000
Jacques de Vaucleroy	80,000
Total remuneration non-executive directors	1,000,000
Executive Director
Pierre-Olivier Beckers(3)	80,000
Total remuneration to all directors	1,080,000

(1)	Prorated: Mr. Smits resigned from the Audit Committee effective May 28, 2009.
(2)	Prorated: Mr. Stahl became a member of the Audit Committee effective May 28, 2009.
(3)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Remuneration Granted for Fiscal Year 2009 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

The aggregate compensation for the members of the Executive Committee recognized in the Company’s consolidated income statements for 2009 and 2008, respectively, is stated below. Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2008, the aggregate compensation included the pro-rata share of compensation of one member of the Executive Committee who resigned in September 2008.

(in millions of EUR)	2009	2008
Short-term benefits (1)	7	6
Retirement and post-employment benefits (2)	1	1
Other long-term benefits (3)	1	2
Share-based compensation	3	3
Employer social security contributions	1	1
Total compensation expense recognized in the income statement	13	13

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
(2)	The members of the Executive Committee benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of the Executive Committee participate in profit sharing plans and defined benefit plans. Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. Mr. Beckers’ director fee is set forth in the table above. For 2009, the aggregate amount of compensation paid to Mr. Beckers as an executive was €2.96 million. The compensation of Mr. Beckers was comprised of base pay of €0.9 million, an annual bonus of €0.6 million, other short-term benefits valued at €0.06 million, retirement and post-employment benefits valued at €0.4 million and other long-term benefits valued at €1.0 million.

A total of 35,000 Delhaize Group stock options/warrants and 12,234 restricted stock units were granted to Mr. Beckers in 2009, the value of which is not included in the €2.96 million.

The European based members of the Executive Committee benefit from a defined benefit group insurance system that is contributory and based on the individual’s career length. The U.S.-based members of the Executive Committee participate in pension plans as well as defined benefit plans in effect at their respective operating companies. We expensed an aggregate amount of €1.3 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2009, which amount is included in the €13 million aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and long-term incentive plans. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any members of the Executive Committee.

Equity Compensation of Executive Management. In 2009, 175,795 stock options were granted to members of our Executive Committee. The exercise price per share for the stock options granted in 2009 amounted to €50.03 for options on ordinary shares traded on Euronext Brussels and $70.27 for options related to our American Depositary Shares traded on the New York Stock Exchange. The options granted in June 2009 under the Delhaize Group 2002 Stock Incentive Plan for executives of our U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in June 2009 under the 2007 Stock Option Plan for other executives vest after a three and a half year period following the grant date.

The restricted stock unit awards granted in 2009, represent a commitment of Delhaize Group to deliver shares of our stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in our trading policies.

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2009 to our Chief Executive Officer and the other members of the Executive Committee. For additional information regarding equity compensation of executive management, see “Long-Term Incentive Plans” and Note 21.3 to the consolidated financial statements included in this document.

	2009
	Stock Options/ Warrants		Restricted Stock Unit Awards
Executive Management
Pierre-Olivier Beckers	35,000		12,234
Rick Anicetti(1)	27,188		7,564
Renaud Cogels	16,566		—
Stéfan Descheemaeker	32,306	(2)	7,024	(2)
Michel Eeckhout	16,451		—
Ron Hodge	19,655		5,468
Nicolas Hollanders	9,633		1,584
Michael Waller	18,996		5,285
Total	175,795		39,159

(1)	Mr. Anicetti left Delhaize Group effective May 21, 2010.
(2)	Including special signing grant as foreseen in his employment contract.

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

Our executive officers are expected to achieve the share ownership levels by the end of 2012. New executive officers will be allowed a period of 5 years to achieve the recommended share ownership levels. Our Remuneration and Nomination Committee monitors the compliance with these guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of Executive Management.

Our Executive Management, in accordance with employment-related agreements and applicable law, is compensated in line with our Remuneration Policy and is assigned duties and responsibilities in line with current market practice for its position and with our Terms of Reference of Executive Management. Executive Management is required to abide by our policies and procedures, including our Guide for Ethical Business Conduct, and is subject to confidentiality and non-compete obligations to the extent authorized by law. Executive Management is also subject to other clauses typically included in employment agreements for executives.

The employment agreements of the Chief Executive Officer Pierre-Olivier Beckers and other members of Executive Management who have a Belgian employment contract do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

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

EMPLOYEES

As of December 31, 2009, we employed approximately 138,000 employees (of which approximately 64,000 were full-time employees and approximately 74,000 were part-time employees). As of December 31, 2009, we employed approximately 104,700 employees in the United States, approximately 17,100 in Belgium, and approximately 16,200 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2009, the directors and the members of our Executive Committee (19 persons as of that date) as a group owned 417,648 Delhaize Group ordinary shares or ADRs, which represented approximately 0.41% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2009, the members of our Executive Committee owned as a group 720,560 stock options, warrants and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

LONG-TERM INCENTIVE PLANS

Overview

We offer to certain of our management associates, including the members of our Executive Committee, a long-term incentive plan which is comprised of a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following:

•

Stock options represent approximately 25% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to (i) the Delhaize Group share price on the date of the grant; (ii) the share price on the working day preceding the offering of the option; or (iii) the average price of the Delhaize Group share price for the 30 days prior to the offering of the option. Options can be exercised in accordance with our securities trading policies, which allow for vested options to be exercised only during specified trading windows. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a period of three year period following the grant date. Options typically expire 7-10 years after the grant date.

•

Restricted stock unit awards represent approximately 25% of the total expected value of each annual award. Restricted stock unit awards represent our commitment to deliver shares of Delhaize Group stock to the award recipient, at no cost to the award recipient, over a five-year period starting at the end of the second year after the award. After vesting, these shares can be sold by the award recipient at any time consistent with the guidelines and restrictions contained in our trading policies.

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

Equity-Based Compensation

As a component of long-term incentive compensation, we offer stock-related incentive plans to certain of our management associates (vice president and above), including the members of the Executive Committee. For associates of our non-U.S. operating companies, we offer stock option plans and warrant plans. For associates of our U.S.-based companies, the incentive plans are based on options, warrants and restricted stock. The exercise of warrants under the warrant plans results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. Because stock option plans and the restricted stock plans are based on existing shares held in treasury or purchased in the market, no dilution occurs due to exercises under these plans. For additional information regarding equity-based compensation, see “Equity Compensation of Executive Management” above and Note 21.3 to the consolidated financial statements included in this document.

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

As of June 15, 2010, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
October 24, 2008 (1)	Rebelco SA	4,050,000	4.04%
	(Subsidiary of Sofina SA)
	Rue de l’industrie 31
	1040 Brussels Belgium
February 18, 2009	Citibank N.A. (2)	10,682,499	10.62%
	388 Greenwich
	Street - 14th Floor
	New York, NY 10013
February 18, 2010	BlackRock Asset Management Japan Co. Ltd	434,157	0.43%
	Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217
	BlackRock Advisors (UK) Limited	1,315,353	1.30%
	Murray House, 1 Royal Mint Court London, EC3N 4HH
	BlackRock Institutional Trust Company, N.A.	2,288,516	2.27%
	400 Howard Street San Francisco, CA, 94105-2618
	BlackRock Fund Advisors	544,747	0.54%
	Murray House, 1 Royal Mint Court London, EC3N 4HH
	BlackRock Asset Management Canada Ltd	52,143	0.05%
	161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
	BlackRock Financial Management, Inc.	1,278	0.00%
	40 East 52nd Street New York, 10022 USA
	BlackRock Investment Management, LLC	129,693	0.135%
	40 East 52nd Street New York, 10022 USA
	BlackRock Investment Management (Australia) Ltd	2,274	0.00%
	Level 18, 120 Colins Street Melbourne VIC 3000, Australia
	BlackRock Investment Management (Dublin) Ltd	8,498	0.01%
	33 King William Street London EC4R 9AS UK
	BlackRock Fund Managers Ltd	19,197	0.02%
	33 King William Street London EC4R 9AS UK
	BlackRock International Ltd	39,345	0.04%
	40 Torphichen Street Edinburgh, EH3 8JB, UK
	BlackRock Investment Management UK Ltd	21,094	0.02%
	33 King William Street London EC4R 9AS UK
	BlackRock Advisors, LLC	78,200	0.08%
	40 East 52nd Street New York, 10022 USA
	BlackRock (Luxembourg) SA	20,800	0.02%
	6 D rte de Treves, L-2633 Sennengebierg, Luxembourg
	BlackRock Asset Management Australia Limited	96,612	0.10%
	Level 18, 120 Colins Street Melbourne VIC 3000, Australia
	Total BlackRock	5,051,907	5.01%

(1)	Situation as of September 1, 2008.
(2)	Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

Number of Shares and Potential Voting Rights of Delhaize Group (1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	101,116,569
Future potential voting rights resulting from exercise of warrants	3,804,077

(1)	As of June 15, 2010.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 10,367,745 ADRs outstanding and 15,331 record owners with a registered address in the United States as of June 15, 2010.

Related Party Transactions

Several of our subsidiaries provide for post-employment benefit plans for the benefit of our employees. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21 to our annual consolidated financial statements included elsewhere in this annual report.

For additional information regarding related party transactions, see Note 32 to the consolidated financial statements included in this document.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this annual report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so called “carve-out”). We are not affected by the carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2009. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective.

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

Legal Proceedings

In February 2008, we became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the potential theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses was accessed or obtained. Various legal actions have been taken and various claims have been otherwise asserted against Hannaford and affiliates relating to the data intrusion. Hannaford intends to defend such legal actions and claims vigorously although it cannot predict the outcome of such matters. At this time, we do not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such legal actions and claims.

From time to time, we are party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors” under Item 3 “Key Information.”

Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company. For additional information about our dividend policy, see Item 3 “Key Information—Dividends.”

B. Significant Changes

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) a new tender offer to acquire the remaining 9.99% of Alfa Beta not yet held by any of the consolidated companies of Delhaize Group, at €35.73 per share. At the end of the acceptance period of this tender offer on May 12, 2010, Delned had acquired approximately 90.83% of Alfa Beta. On June 4, 2010, Delned exercised the right to acquire any remaining shares that were not tendered in the tender offer or otherwise held by Delned as of June 2, 2010 (squeeze-out right). As of the date of this filing, approval by the Hellenic Capital Market Commission of the exercise of the squeeze-out right is pending.

Effective May 21, 2010, Rick Anicetti, Executive Vice President and CEO of Delhaize America Shared Services left our organization. Carol Herndon, Senior Vice President of Accounting and Finance of Delhaize America, was named Chief Administrative Officer of Delhaize America.

At our Ordinary General Meeting of shareholders on May 27, 2010, our shareholders approved the distribution of a €1.60 gross dividend per share for fiscal year 2009. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.20 per share. The 2009 dividend became payable to owners of our ordinary shares beginning on June 3, 2010 against coupon number 48. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 8, 2010.

ITEM 9.	THE OFFER AND LISTING

Trading Markets

The trading market for Delhaize Group ordinary shares is the regulated market NYSE Euronext Brussels in Belgium, where Delhaize Group ordinary shares trade under the symbol “DELB.” Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of the largest Belgian publicly traded companies, the Euronext 100 index, the pan-European Dow Jones Stoxx 600 index, the FTSE Eurofirst 300 index.

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

Stock Price Information

At the end of 2009, the Delhaize Group market capitalization was €5.4 billion. An aggregate of 115.1 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2009 for a total of €5.6 billion, and an aggregate of 10.0 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $684.2 million. The highest closing share price on NYSE Euronext Brussels was €54.49 and the lowest was €43.22, and the highest closing ADR price on the New York Stock Exchange was $79.30 and the lowest was $55.19. The average daily trading volume on NYSE Euronext Brussels was €22.0 million, or an average daily volume of 449,664 shares, and the average daily trading volume on the New York Stock Exchange was $2.7 million, or an average daily volume of 39,797 ADRs.

In 2008, the average Delhaize Group market capitalization was €4.6 billion. An aggregate of 146.7 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels for a total of €6.8 billion, and an aggregate of 8.9 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $0.6 billion. The highest closing share price on NYSE Euronext Brussels was €59.67 and the lowest was €32.80, and the highest closing ADR price on the New York Stock Exchange was $89.05 and the lowest was $43.68. The average daily trading volume on NYSE Euronext Brussels was €26.4 million, or an average daily volume of 573,084 shares, and the average daily trading volume on the New York Stock Exchange was $2.3 million, or an average daily volume of 35,149 ADRs.

As of June 15, 2010, Delhaize Group had a market capitalization of €6.6 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 15, 2010, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €65.71. On June 15, 2010, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $81.66.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2010
June (through June 15)	66.67	64.96	81.94	78.33
May	66.13	60.37	82.95	76.30
April	63.87	60.72	85.41	81.06
March	61.71	57.93	84.72	78.26
February	57.33	54.48	78.99	74.61
January	56.60	52.48	79.90	75.92
2009
December	53.86	51.54	79.30	75.26
Quarterly Highs and Lows:
2010
First Quarter	61.71	52.48	84.72	74.61
2009
First Quarter	50.40	43.22	67.19	55.19
Second Quarter	54.49	47.20	74.30	62.77
Third Quarter	52.79	45.59	74.96	64.40
Fourth Quarter	53.86	46.20	79.30	67.80
2008
First Quarter	59.67	45.10	86.68	68.00
Second Quarter	57.79	42.00	89.05	66.42
Third Quarter	46.14	32.80	66.97	54.81
Fourth Quarter	49.50	34.51	65.79	43.68
Annual Highs and Lows:
2009	54.49	43.22	79.30	55.19
2008	58.74	35.29	89.05	43.68
2007	75.47	56.05	102.97	81.34
2006	66.85	49.55	84.98	62.06
2005	59.55	46.50	78.62	56.97
2004	59.30	36.83	79.25	43.53

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

Since February 1, 2001, all trades in cash, derivatives and other products executed on NYSE Euronext markets are cleared and netted through LCH Clearnet.

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

Directors

Nomination, Election, Retirement and Removal of Directors. On the recommendation of the Remuneration and Nomination Committee, our Board proposes the appointment of directors to our shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. The term of directors who are not considered independent by our Board of Directors at the time of their election though has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 70 during our standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

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

Borrowing Powers Exercisable by the Directors. Belgian law does not regulate specifically the ability of directors to borrow money from Delhaize Group. Section 402 of the U.S. Sarbanes-Oxley Act and the Terms of Reference of our Board of Directors provide that we will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Board member or member of our executive management.

Compensation of Directors. For information on the compensation of directors, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers of Delhaize Group.”

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of June 15, 2010, our corporate capital was €50,558,284.50. The issuance premium on our capital was €2,751,378,432. This corporate capital was represented by 101,116,569 Delhaize Group ordinary shares. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of €9,678,897. As of June 15, 2010, the Board of Director’s authorization had been used for an amount of €531,708, so that the amount of authorized capital remaining available as of that date was €9,147,189. This authorization will expire in June 2012, but may be renewed.

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

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2009, our statutory reserve amounted to 10% of our capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, our shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to €9,678,897 for a period of five years expiring on June 18, 2012. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 15, 2010, the amount remaining available under this authorization was €9,147,189.

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

For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts—Voting Rights” below.

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

We are not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

Members of a corporate body, persons discharging executive responsibilities within Delhaize Group, and persons closely associated with them, who acquire or transfer Delhaize Group ordinary shares or Delhaize Group ADRs must also disclose such acquisition or transfer to the BFIC within five business days from the date of the relevant transaction. However, if the aggregate euro amount of all transactions by such person for any calendar year has not yet reached five thousand euros, the report to the BFIC may be delayed until January 31 of the following year. Failure to comply with such requirements may give rise to administrative fines.

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

At the extraordinary general meeting held on May 28, 2009, our shareholders authorized our Board of Directors to acquire in the ordinary course of business up to 10% of our outstanding shares at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group ordinary share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for a period of two years, replaces the one granted in May 2008. Such authorization also relates to the acquisition of our shares by one or several of our direct subsidiaries.

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

We acquired 55,882 Delhaize Group ordinary shares (having a par value of €0.50 per share) in 2009 for an aggregate amount of €2 million, representing approximately 0.06% of our share capital and transferred 81,999 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2009, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €88 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2009, Delhaize America, LLC repurchased 150,000 Delhaize Group ADRs for an aggregate amount of $11 million, representing approximately 0.15% of our share capital as at December 31, 2009 and transferred 83,013 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2009, we owned 955,586 treasury shares (including ADRs), of which 749,704 were acquired prior to 2009, representing approximately 0.95% of our share capital.

We provided a Belgian credit institution with a discretionary mandate (the “2008 Mandate”) to purchase up to 500,000 Delhaize Group ordinary shares on NYSE Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-U.S. operating companies. The 2008 mandate was renewed on March 15, 2010 and allows the credit institution to purchase up to 1,100,000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

In August 2009, Delhaize America engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The financial institution completed the purchases allowed under the plan in December 2009, purchasing a total of 150,000 ADRs.

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

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. At the ordinary general meeting of shareholders held on May 27, 2010, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

At the ordinary general meeting of shareholders held on May 28, 2009, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

In addition, at the ordinary general meeting of shareholders held on May 22, 2008, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities. On February 2, 2009 we issued bonds with such a provision, as discussed below under “Material Contracts — Delhaize Group 2009 Senior Notes Offering.”

Right of lenders under credit agreement to accelerate repayment. The Ordinary General Meeting of Shareholders held on May 27, 2010 approved a change in control clause set out in the Second Amended and Restated $500 million 3-year revolving credit facility dated December 1, 2009 entered into by, among others, Delhaize Group, as guarantor, Delhaize America, as borrower, the subsidiary guarantors party thereto, the lenders party thereto, JP Morgan Chase Bank, as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders, as such clause is used in, and for the purpose of, the “Event of Default” described in such credit facility. If a change in control of Delhaize Group occurs, the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees. The terms of the credit agreement are summarized below under “Material Contracts — Delhaize America Credit Agreement.”

Ability of stock option holders to exercise options in case of change of control of Delhaize Group. At the extraordinary general meeting of our shareholders held on May 24, 2007, our shareholders approved a provision of the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies and an amendment to the Delhaize Group 2002 Stock Incentive Plan that provide that in the event of a change of control of Delhaize Group the beneficiaries under the plans will have the right to exercise their options to acquire Delhaize Group shares regardless of the vesting period of the options.

Management associates of non-U.S. operating companies received warrants granted by our Board of Directors under a 2000 Warrant Plan granting to the beneficiaries the right to subscribe to new ordinary shares of Delhaize Group. They also received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2009 can be found under Note 21.3 to the consolidated financial statements included in this document.

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

Description of Delhaize Group American Depositary Shares

General. Citibank, N.A., or Citibank, succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, as our depositary bank, issues the Delhaize Group American Depositary Shares, or ADSs. ADSs may be represented by certificates that are commonly referred to as American Depositary Receipts, or ADRs, or may be issued in un-certificated form. Delhaize Group ADSs represent ownership interests in the Delhaize Group ordinary shares on deposit with Citibank. Each Delhaize Group ADS represents the right to receive one Delhaize Group ordinary share as well as any other securities, cash or other property in respect thereof deposited with Citibank, as depositary, but not distributed to Delhaize Group ADS holders. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York 10013. Citibank has appointed Citibank International PLC in London to act as custodian for the property on deposit in respect of the Delhaize Group ADSs.

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

The right to give voting instructions to Citibank or to vote the Delhaize Group ordinary shares may be limited if the holders or beneficial owners of Delhaize Group ADSs or ordinary shares fail to comply with ownership and information reporting requirements and requests under applicable law and stock exchange rules. For certain additional information see “Description of Delhaize Group Ordinary Shares — Ownership Reporting” above.

Fees and Expenses Payable by Delhaize Group ADS Holders

As a Delhaize Group ADS holder, you will be required to pay the following service fees to Citibank:

Service:	Fees:
Issuance of Delhaize Group ADSs upon deposit of ordinary shares	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) issued

Delivery of ordinary shares against surrender of Delhaize Group ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) surrendered

Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

Distribution of cash dividends	None

Distribution of Delhaize Group ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

Distribution of securities other than Delhaize Group ADSs or rights to purchase additional Delhaize Group ADSs (i.e., spin–off shares)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

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

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	expenses incurred for converting foreign currency into U.S. dollars;

•	fees and expenses incurred by Citibank in connection with exchange control regulations and other regulatory requirements; and

•	fees and expenses incurred by Citibank, the custodian or any nominee in connection with the delivery or servicing of Delhaize Group ordinary shares on deposit.

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

Depositary Payments to Delhaize Group

In 2009, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds):	$56,250.00

Reimbursement of proxy process expenses (printing, postage and distribution) for registered and beneficial holders:	$191,689.41

Program - Related Expenses (that include expenses incurred from the requirement of the Sarbanes-Oxley Act of 2002):	$7,821.84

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $117,328.14 for 2009.

The Bank of New York Mellon was the Depositary Bank for our American Depositary Receipt Program prior to February 18, 2009. During January and February 2009, the Bank of New York Mellon did not make any payments to the Company or waive any fees owed by the Company in connection with its service to the Company as Depositary Bank.

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

MATERIAL CONTRACTS

Cross Guarantee Agreement

We are party to a Cross Guarantee Agreement, dated as of May 21, 2007, with Delhaize America and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Delhaize Group existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two of our European subsidiaries and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement.

If any sum owed to a creditor by a guarantor pursuant to its guarantee under the Cross Guarantee Agreement is not recoverable from such guarantor for any reason whatsoever, then such guarantor is obligated, forthwith upon demand by such creditor, to pay such sum by way of a full indemnity.

As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., and Victory Distributors, Inc. Information with respect to our subsidiaries that are Cross Guarantors is included in Note 37 to the consolidated financial statements included in this document. All guarantor subsidiaries are 100% owned by us.

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

Delhaize America Credit Agreement

Our subsidiary Delhaize America has a $500 million three-year unsecured revolving second amended and restated credit agreement, dated as of December 1, 2009 (the “Delhaize America Credit Agreement”), by and among Delhaize America, as borrower, Delhaize Group, as guarantor, Delhaize America’s subsidiaries party thereto, as guarantors, the lenders signatory thereto, JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders. Delhaize America had outstanding borrowings of $50 million (€35 million) and no letter of credit exposure under this credit facility as of December 31, 2009. This summary of the Delhaize America Credit Agreement is qualified in its entirety by reference to the actual Delhaize America Credit Agreement filed with the U.S. Securities and Exchange Commission as Exhibit 99.1 to Delhaize Group’s Report on Form 6-K filed on December 4, 2009 (second of two reports), which is incorporated by reference into this Annual Report on Form 20-F.

The Delhaize America Credit Agreement provides for a $500 million three-year unsecured revolving credit facility, with a $100 million sublimit for the issuance of letters of credit, and a $35 million sublimit for swingline loans. At the election of Delhaize America, and subject to certain terms and conditions, the aggregate maximum principal amount available under the Delhaize America Credit Agreement may be increased to an aggregate amount not exceeding $650 million. The Delhaize America Credit Agreement will mature on December 1, 2012. Funds are available under the Delhaize America Credit Agreement for general corporate purposes, including as credit support for any commercial paper programs of Delhaize America, Delhaize Group or any subsidiary of Delhaize Group. Subject to certain conditions stated in the Delhaize America Credit Agreement, Delhaize America may borrow, prepay and re-borrow amounts under the Delhaize America Credit Agreement at any time during the term of the Delhaize America Credit Agreement.

At Delhaize America’s election, borrowings under the Delhaize America Credit Agreement will bear interest either at the London interbank offered rate (“LIBOR”) plus an applicable margin or at the base rate plus applicable margin. The base rate is a fluctuating rate equal to the highest of (a) JPMorgan Chase Bank, N.A.’s publicly announced prime lending rate on such day, (b) the Federal funds effective rate in effect on such day plus 0.50% and (c) the one-month LIBOR for deposits in Dollars on such day plus 1%. The Delhaize America Credit Agreement provides that the interest rate margin over LIBOR and the base rate, initially set at 2.625% and 1.625%, respectively, will increase (by a maximum amount of 0.625%) or decrease (by a maximum amount of 0.25%) based on changes in the ratings of Delhaize America’s senior, unsecured long-term debt securities.

In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Delhaize America Credit Agreement and relevant letters of credit fees, Delhaize America is required to pay an annual facility fee, initially equal to 0.625% of the amount of the lenders’ aggregate commitments under the Delhaize America Credit Agreement, whether used or unused. The Delhaize America Credit Agreement provides that the facility fee will increase or decrease based on changes in the ratings of Delhaize America’s senior, unsecured long-term debt securities.

Delhaize America’s ability to borrow under the Delhaize America Credit Agreement is subject to compliance by Delhaize America and Delhaize Group with the covenants and conditions set forth in the Delhaize America Credit Agreement. The Delhaize America Credit Agreement contains customary representations, warranties and covenants, including two financial covenants applicable to Delhaize Group: (i) a maximum ratio of consolidated adjusted debt to consolidated EBITDAR (as such terms are specified in the Delhaize America Credit Agreement), which must not exceed 3.50 to 1.00, and (ii) a minimum ratio of consolidated EBITDAR to consolidated fixed charges (as such terms are specified in the Delhaize America Credit Agreement), which must not exceed 2.75 to 1.00.

The Delhaize America Credit Agreement also contains customary events of default, including failure to perform or observe terms, covenants or agreements included in the Delhaize America Credit Agreement; default by Delhaize Group or its subsidiaries under other indebtedness with a principal amount in excess of €40 million; the occurrence of one or more judgments or orders for the payment by Delhaize Group or its subsidiaries of money in excess of €40 million that remain unsatisfied; failure of Delhaize Group or a subsidiary to pay its debts as they come due, or any bankruptcy of Delhaize Group or a subsidiary; invalidity of Credit Agreement documentation; or a change in control (as specified in the Delhaize America Credit Agreement) of Delhaize Group. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees.

Delhaize Group 2009 Senior Notes Offering

On February 2, 2009 we issued $300 million 5.875% senior notes due 2014 represented by certificated depositary interests (the “5.875% Dollar Notes”) pursuant to an Indenture dated February 2, 2009 between us and The Bank of New York Mellon, as supplemented by the First Supplemental Indenture dated February 2, 2009 between us and The Bank of New York Mellon (as supplemented, the “2009 Indenture”). The offering of the 5.875% Dollar Notes was registered with the U.S. Securities and Exchange Commission. The 5.875% Dollar Notes will mature on February 1, 2014. We pay interest on the 5.875% Dollar Notes semiannually on February 1 and August 1 each year. All or a portion of 5.875% Dollar Notes may be subject to redemption at any time, as described in the 2009 Indenture. The 5.875% Notes are unsecured unsubordinated senior obligations of Delhaize Group, and

Delhaize Group’s obligations under the 5.875% Notes fall within the scope of the Cross Guarantee Agreement. The 5.875% Dollar Notes are not listed on any stock exchange.

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

EXCHANGE CONTROLS

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in this document.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history existing, and proposed U.S. Treasury Regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), the Belgium Income Tax Code, the Belgium Code of Taxes assimilated to Stamp Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Belgium — United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and cannot assure you that the IRS will agree with such statements or conclusions.

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

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary. Dividends paid to a non-corporate U.S. Holder in tax years beginning before January 1, 2011 that constitute “qualified dividend income” are taxable currently at a maximum tax rate of 15%, provided that certain holding period and other requirements are met. Dividends that do not constitute qualified dividend income (including dividends paid to non-corporate U.S. Holders in tax years beginning on or after January 1, 2011), and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains recognized in tax years beginning before January 1, 2011 are currently subject to a maximum U.S. federal income tax rate of 15%. Capital gains recognized by a non-corporate U.S. Holder in tax years beginning on or after January 1, 2011 will be subject to a maximum marginal U.S. federal income rate of 20%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of losses is subject to limitations.

Medicare Tax. Under the “Health Care and Education Reconciliation Act of 2010,” dividends received or capital gains recognized by individuals and trusts with respect to the Delhaize Group ordinary shares of Delhaize Group ADRs may be subject to a new 3.8% “medicare tax” imposed for tax years beginning after 2012. This tax will generally apply to the net investment income of individuals and trusts if the adjusted gross income of such taxpayers exceeds certain threshold amounts. The threshold amounts are $250,000 in the case of married couples filing joint tax returns and $200,000 in the case of single individuals. The threshold amount for trusts is where the highest marginal income tax bracket for trusts begins.

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

U.S. Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ordinary shares or ADRs, or the proceeds of sale of Delhaize Group ordinary shares or ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s U.S. federal income tax liability. The backup withholding tax rate will increase to 31% for tax years beginning on or after January 1, 2011. Holders are advised to consult their own tax advisors as to the applicability of the information reporting and backup withholding rules to their ownership and disposition of the Delhaize Group ordinary shares or ADRs.

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

Information About Market Risk

See the information under “Factors Affecting Financial Condition and Results of Operations” located in Item 5 “Operating and Financial Review and Prospects” above.

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

See the information under the headings entitled “Selected Financial Data — Exchange Rates” and “Risk Factors — Risks Relating to Our Securities and Our Incorporation in Belgium” under Item 3 “Key Information” and the heading titled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects.”

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

Mandatory bids

Under the new regime applicable from 1 September 2007, a mandatory takeover bid must be launched where a person (and/or persons acting together) acquires more than 30% of the voting securities in a Belgian company whose securities are admitted to trading on a regulated market, such as Euronext Brussels. The Takeover Decree provides for certain exemptions to the obligation to launch a mandatory bid when the 30 per cent threshold is exceeded.

The price to be offered to shareholders in a mandatory bid must be at least equal to the higher of:

(a) the highest price paid for the securities subject to the bid by the bidder (or persons acting in concert with it) during the 12 months preceding the bid announcement; and

(b) the weighted average market price of such securities during the 30 calendar days preceding the event triggering the obligation to launch the mandatory bid (i.e., when the 30% threshold is reached).

Prior to making a bid, a bidder must issue a prospectus which must be approved by the BFIC.

In case of a public takeover bid, the transaction is subject to approval by the European Commission under the EC Merger Regulation if:

(a) the aggregate world-wide turnover of the bidder and the target to be acquired exceeds €5 billion; and

(b) the European Community-wide turnover of each of the bidder and the target to be acquired exceeds €250 million;

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

(d) in each of at least three member states mentioned in (c) immediately above, the turnover of each of the bidder and the target to be acquired exceeds €25 million;

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

For purposes of the Belgian Competition Act, the relevant turnover is the amount derived from the sale of products and the provision of services in the previous financial year on the Belgian market (subject to certain adjustments) and the turnover of the bidder is deemed to include the turnover of the group to which the bidder belongs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Reference is made to the disclosure under the subheading “Item 10. Additional Information — Summary of Provisions of the Articles of Association and Other Matters — Description of Delhaize Group American Depositary Shares — Fees and Expenses Payable by Delhaize Group ADS Holders” and “— Depositary Payments to Delhaize Group,” which is incorporated by reference herein.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Our board of directors has determined that Mr. Jack Stahl, Count de Pret Roose de Calesberg and Ms. Claire Babrowski are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

On January 13, 2010 our Board of Directors approved our revised and restated code of ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Guide for Ethical Business Conduct. Our Guide for Ethical Business Conduct is applicable to all our employees and directors, including our Chief Executive Officer, our Chief Financial Officer, and other senior financial officers. We have filed our Guide for Ethical Business Conduct as an exhibit to this annual report on Form 20-F. Our Guide for Ethical Business Conduct is posted on our website and may be accessed at www.delhaizegroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Reviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2009	2008
Audit Fees (a)	2,887,466	2,604,296
Audit-Related Fees (b)	437,782	67,500
Tax Fees (c)	94,180	3,852
All Other Fees	—	—

(a)	Audit fees for the years ended December 31, 2009 and 2008 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.
(b)	Audit-related fees for the years ended December 31, 2009 and 2008 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.
(c)	Tax fees for the year ended December 31, 2009 and 2008 consist of fees for tax compliance, tax advice and tax planning.

All audit related fees and tax fees for the years ended December 31, 2009 and 2008 were pre-approved under the pre-approval policies of the Audit Committee.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (b)
June 2010 (a)(c)	64,163	66.52	64,163	69
May 2010	—	—	—
April 2010 (c)	51,867	61.41	51,867
March 2010 (c)	145,000	60.68	145,000
February 2010 (c)	7,966	56.81	7,966
January 2010 (c)	43,000	56.20	43,000
December 2009 (c)	28,500	52.86	28,500
November 2009 (c)	31,500	50.49	31,500
October 2009 (c)	33,000	47.88	33,000
September 2009 (c)	33,000	47.76	33,000
August 2009 (c)	79,882	47.29	79,882
July 2009	—	—	—
Total	517,878	56.29	517,878

(a)	Through June 15, 2010.
(b)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c) below), to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.
(c)	Shares purchased as part of the program approved by the shareholders’ meeting of May 28, 2009 for a period of two years expiring May 27, 2011, authorizing purchases of a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (€1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. This program replaced the previous program announced on May 22, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to U.S. domestic companies listed on the NYSE. In accordance with SEC and NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards, but notes that two members of the Remuneration and Nomination Committee, Richard Goblet d’ Alviella and Robert J. Murray, do not satisfy the independence requirements of the Belgian Company Code applicable to Delhaize Group because each such director has served on the Board of Directors as a non-executive director for more than three consecutive terms. While the NYSE listing standards require that such committee be composed entirely of independent directors, the NYSE listing standards do not specify a length of service on the Board of Directors that would disqualify a director from being deemed independent. A general description of the differences between Delhaize Group’s corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is also available on our website at http://www.delhaizegroup.com/divclassdg_MenuText_RedTHEGROUPdiv/Governance/GeneralPrinciples/tabid/90/language/en-US/Default.aspx.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded that the best interests of Delhaize Group and its shareholders are served by variance from the Corporate Governance Code in three specific cases. These variances relate to (i) the assessment of the commitment of directors who serve on the board of more than five other listed companies, (ii) the composition of the Remuneration and Nomination Committee of at least a majority of members who satisfy the independence requirements of the Belgian Corporate Governance Code and (iii) the level of shareholding for the submission of proposals by a shareholder to a general meeting. A detailed description of these variances is available on our website at http://www.delhaizegroup.com/divclassdg_MenuText_RedTHEGROUPdiv/Governance/GeneralPrinciples/tabid/90/language/en-US/Default.aspx.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2009, 2008 AND 2007 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2009.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

Exhibit No.	Description

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J. H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.16	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

Exhibit No.	Description

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.8	Second Amended and Restated Credit Agreement, dated as of December 1, 2009, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.1 to Delhaize Group’s Report on Form 6-K, filed on December 4, 2009)

4.9	Guaranty Supplement, dated as of December 18, 2009, between Delhaize US Holding, Inc., as a new Guarantor under the Second Amended and Restated Credit Agreement dated as of December 1, 2009, and JPMorgan Chase Bank, N.A., as Administrative Agent

Exhibit No.	Description

4.10	Amendment dated as of March 11, 2010 to Second Amended and Restated Credit Agreement dated as of December 1, 2009, among Delhaize America, LLC, as Borrower, Delhaize Group and Delhaize US Holding, Inc., as Parents and Guarantors, the Subsidiary Guarantors party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Issuing Bank and Swingline Lender, and Bank of America, N.A. and Fortis Capital Corp., as Syndication Agents, Issuing Banks and Swingline Lenders and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agent

4.11	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (Filed as Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2009)

11.1	Delhaize Group Guide for Ethical Business Conduct

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2009 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 26, 2010 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers President and Chief Executive Officer

Date: June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. :

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the financial statements for each of the three years in the period ended December 31, 2009 (all expressed in euro). We have also audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Réviseurs/Instituut der Bedrijfsrevisoren” and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

June 28, 2010

The statutory auditor

/s/ Philip Maeyaert
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Philip Maeyaert

Consolidated Balance Sheet

Consolidated Assets

(in millions of EUR)	Note	2009	2008	2007
Goodwill	6	2,640	2,607	2,446
Intangible assets	7	574	597	552
Property, plant and equipment	8	3,785	3,832	3,383
Investment property	9	50	39	40
Investment in securities	11	126	123	116
Other financial assets	12	16	23	25
Deferred tax assets	22	23	8	6
Derivative instruments	19	96	57	53
Other non-current assets		19	11	4

Total non-current assets		7,329	7,297	6,625

Inventories	13	1,278	1,338	1,262
Receivables	14	597	608	565
Income tax receivables		8	8	19
Investment in securities	11	12	28	36
Other financial assets	12	15	7	7
Derivative instruments	19	—	1	—
Prepaid expenses		33	41	29
Other current assets		37	50	30
Cash and cash equivalents	15	439	320	249

		2,419	2,401	2,197
Assets classified as held for sale	5.2	—	2	—

Total current assets		2,419	2,403	2,197

Total assets		9,748	9,700	8,822

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2009	2008	2007
Share capital	16	50	50	50
Share premium	16	2,752	2,725	2,709
Treasury shares	16	(54)	(56)	(59)
Retained earnings	16	3,044	2,678	2,355
Other reserves	16	(40)	(25)	(12)
Cumulative translation adjustments	16	(1,360)	(1,229)	(1,416)

Shareholders’ equity		4,392	4,143	3,627

Non-controlling interests	16	17	52	49

Total equity		4,409	4,195	3,676

Long-term debt	18.1	1,904	1,766	1,912
Obligations under finance leases	18.3	643	643	596
Deferred tax liabilities	22	227	215	171
Derivative instruments	19	38	—	—
Provisions	20, 21	228	226	207
Other non-current liabilities		57	68	39

Total non-current liabilities		3,097	2,918	2,925

Short-term borrowings	18.2	63	152	41
Long-term debt - current portion	18.1	42	326	109
Obligations under finance leases	18.3	44	44	39
Derivative instruments	19	2	—	1
Provisions	20, 21	52	49	42
Income tax payable		65	98	59
Accounts payable		1,436	1,383	1,436
Accrued expenses	23	397	378	376
Other current liabilities		141	154	118

		2,242	2,584	2,221
Liabilities associated with assets held for sale	5.2	—	3	—

Total current liabilities		2,242	2,587	2,221

Total liabilities		5,339	5,505	5,146

Total liabilities and equity		9,748	9,700	8,822

Consolidated Income Statement

(in millions of EUR)	Note	2009	2008	2007(1)
Revenues		19,938	19,024	18,943
Cost of sales	24, 25	(14,813)	(14,204)	(14,155)

Gross profit		5,125	4,820	4,788
Gross margin		25.7%	25.3%	25.3%

Other operating income	27	78	96	108
Selling, general and administrative expenses	24	(4,192)	(3,962)	(3,923)
Other operating expenses	28	(69)	(50)	(36)

Operating profit		942	904	937
Operating margin		4.7%	4.8%	4.9%

Finance costs	29.1	(208)	(213)	(347)
Income from investments	29.2	6	11	15

Profit before taxes and discontinued operations		740	702	605

Income tax expense	22	(228)	(217)	(204)

Net profit from continuing operations		512	485	401

Result from discontinued operations (net of tax)	5.3	8	(6)	24

Net profit		520	479	425

Net profit attributable to non-controlling interests		6	12	15
Net profit attributable to equity holders of the Group (Group share in net profit)		514	467	410
(1) Adjusted for reclassification of German operations to discontinued operations.

(in EUR)
Earnings per share	31
Basic
Net profit from continuing operations		5.07	4.76	3.95
Group share in net profit		5.16	4.70	4.20
Diluted
Net profit from continuing operations		5.00	4.65	3.80
Group share in net profit		5.08	4.59	4.04

(in thousands)
Weighted average number of shares outstanding
Basic		99,803	99,385	97,666
Diluted		101,574	103,131	103,448

Consolidated Statement of Comprehensive Income

(in millions of EUR)	2009	2008	2007
Net profit	520	479	425

Deferred gain (loss) on discontinued cash flow hedge	—	—	2
Reclassification adjustment to net profit	1	1	19
Tax (expense) benefit	—	—	(8)

Deferred gain (loss) on discontinued cash flow hedge, net of tax	1	1	13

Gain (loss) on cash flow hedge	(31)	—	—
Reclassification adjustment to net profit	22	—	—
Tax (expense) benefit	3	—	—

Gain (loss) on cash flow hedge, net of tax	(6)	—	—

Unrealized gain (loss) on financial assets available for sale	(7)	7	2
Reclassification adjustment to net profit	1	—	—
Tax (expense) benefit	1	(1)	(1)

Unrealized gain (loss) on financial assets available for sale, net of tax	(5)	6	1

Actuarial gain (loss) on defined benefit plans	(7)	(30)	10
Tax (expense) benefit	3	11	(3)

Actuarial gain (loss) on defined benefit plans, net of tax	(4)	(19)	7

Exchange gain (loss) on translation of foreign operations	(131)	185	(413)
Reclassification adjustment to net profit	—	—	24

Exchange gain (loss) on translation of foreign operations	(131)	185	(389)

Other comprehensive income	(145)	173	(368)
Attributable to non-controlling interests	—	—	—

Total comprehensive income for the period	375	652	57
Amount attributable to non-controlling interests	6	12	15
Amount attributable to equity holders of the Group	369	640	42

Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)
						Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued cash flow hedge reserve	Cash Flow Hedge Reserve	Available- for- sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Balances at January 1, 2007	96,456,924	48	2,515	918,599	(55)	2,076	(23)	—	—	(10)	(1,026)	3,525	36	3,561
Other comprehensive income	—	—	—	—	1	—	13	—	1	7	(390)	(368)	—	(368)
Net profit	—	—	—	—	—	410	—	—	—	—	—	410	15	425

Total comprehensive income for the period	—	—	—	—	1	410	13	—	1	7	(390)	42	15	57
Capital increases	1,556,055	1	56	—	—	—	—	—	—	—	—	57	—	57
Conversion of convertible bond	2,267,528	1	125	—	—	—	—	—	—	—	—	126	—	126
Treasury shares purchased	—	—	—	536,275	(36)	—	—	—	—	—	—	(36)	—	(36)
Treasury shares sold upon exercise of employee stock options	—	—	(19)	(515,925)	31	—	—	—	—	—	—	12	—	12
Excess tax benefit on employee stock options and restricted shares	—	—	14	—	—	—	—	—	—	—	—	14	—	14
Tax payment for restricted shares vested	—	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	22	—	—	—	—	—	—	—	—	22	—	22
Dividend declared	—	—	—	—	—	(131)	—	—	—	—	—	(131)	(2)	(133)
Balances at December 31, 2007	100,280,507	50	2,709	938,949	(59)	2,355	(10)	—	1	(3)	(1,416)	3,627	49	3,676
Other comprehensive income	—	—	—	—	—	—	—	—	6	(19)	186	173	—	173
Net profit	—	—	—	—	—	467	—	—	—	—	—	467	12	479

Total comprehensive income for the period	—	—	—	—	—	467	—	—	6	(19)	186	640	12	652
Capital increases	302,777	—	15	—	—	—	—	—	—	—	—	15	—	15
Treasury shares purchased	—	—	—	123,317	(6)	—	—	—	—	—	—	(6)	—	(6)
Treasury shares sold upon exercise of employee stock options	—	—	(8)	(147,550)	9	—	—	—	—	—	—	1	—	1
Tax deficiency on employee stock options and restricted shares	—	—	(3)	—	—	—	—	—	—	—	—	(3)	—	(3)
Tax payment for restricted shares vested	—	—	(9)	—	—	—	—	—	—	—	—	(9)	—	(9)
Share-based compensation expense	—	—	21	—	—	—	—	—	—	—	—	21	—	21
Dividend declared	—	—	—	—	—	(143)	—	—	—	—	—	(143)	(4)	(147)
Divestiture	—	—	—	—	—	(1)	—	—	—	—	1	—	—	—
Purchase of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Balances at December 31, 2008	100,583,284	50	2,725	914,716	(56)	2,678	(10)	—	7	(22)	(1,229)	4,143	52	4,195
Other comprehensive income	—	—	—	—	1	—	1	(6)	(5)	(5)	(131)	(145)	—	(145)
Net profit	—	—	—	—	—	514	—	—	—	—	—	514	6	520

Total comprehensive income for the period	—	—	—	—	1	514	1	(6)	(5)	(5)	(131)	369	6	375
Capital increases	287,342	—	14	—	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	205,882	(10)	—	—	—	—	—	—	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(165,012)	11	—	—	—	—	—	—	4	—	4
Excess tax benefit on employee stock options and restricted shares	—	—	2	—	—	—	—	—	—	—	—	2	—	2
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	20	—	—	—	—	—	—	—	—	20	—	20
Dividend declared	—	—	—	—	—	(148)	—	—	—	—	—	(148)	(4)	(152)
Purchase of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
Balances at December 31, 2009	100,870,626	50	2,752	955,586	(54)	3,044	(9)	(6)	2	(27)	(1,360)	4,392	17	4,409

Consolidated Statement of Cash Flows

(in millions of EUR)	2009	2008	2007
Operating activities
Group share in net profit	514	467	410
Net profit attributable to non-controlling interests	6	12	15
Adjustments for:
Depreciation and amortization - continuing operations	515	474	475
Depreciation and amortization - discontinued operations	—	2	1
Impairment - continuing operations	22	20	15
Impairment - discontinued operations	—	8	(1)
Allowance for losses on accounts receivable and inventory obsolescence	20	15	11
Share-based compensation	20	21	22
Income taxes	227	217	203
Finance costs	209	214	350
Income from investments	(14)	(14)	(37)
Other non-cash items	3	(6)	(7)
Changes in operating assets and liabilities:
Inventories	32	(16)	(49)
Receivables	(8)	(52)	(61)
Prepaid expenses and other assets	3	(26)	(6)
Accounts payable	58	(97)	(9)
Accrued expenses and other liabilities	20	28	75
Provisions	(13)	(25)	(13)
Interest paid	(199)	(198)	(254)
Interest received	9	13	15
Income taxes paid	(248)	(130)	(223)

Net cash provided by operating activities	1,176	927	932

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(155)	(100)	—
Business disposals, net of cash and cash equivalents disposed	8	—	119
Purchase of tangible and intangible assets (capital expenditures)	(520)	(714)	(729)
Sale of tangible and intangible assets	10	30	24
Investment in debt securities	(30)	(66)	(76)
Sale and maturity of debt securities	25	73	52
Purchase of other financial assets	(9)	—	(20)
Sale and maturity of other financial assets	8	7	1
Settlement of derivative instruments	—	—	(1)

Net cash used in investing activities	(663)	(770)	(630)

Cash flow before financing activities	513	157	302

Financing activities
Proceeds from the exercise of share warrants and stock options	16	7	65
Treasury shares purchased	(10)	(6)	(36)
Dividends paid	(148)	(143)	(131)
Dividends paid by subsidiaries to non-controlling interests	(4)	(4)	(2)
Escrow maturities	5	9	10
Borrowing under long-term loans (net of financing costs)	230	80	911
Repayment of long-term loans	(327)	(110)	(1,052)
Repayment of lease obligations	(45)	(39)	(40)
Net borrowings (repayments) of short-term loans	(91)	109	(51)
Settlement of derivative instruments	(14)	4	(7)

Net cash used in financing activities	(388)	(93)	(333)
Effect of foreign currency translation	(7)	8	(34)

Net increase (decrease) in cash and cash equivalents	118	72	(65)
Cash and cash equivalents at beginning of period	321 (2)	249	314 (1)
Cash and cash equivalents at end of period	439	321 (2)	249

(1)	EUR 9 million included in assets classified as held for sale.
(2)	EUR 1 million included in assets classified as held for sale.

Notes to the Financial Statements

1. General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) is the operation of food supermarkets in North America, Europe and Southeast Asia. The Group’s sales network also includes other store formats such as proximity stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG”, respectively.

The consolidated financial statements for the year ended December 31, 2009 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 10, 2010 subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting to be held on May 27, 2010. The shareholders approved the statutory non-consolidated accounts at such meeting. In compliance with Belgian law, the consolidated accounts were presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Significant Accounting Policies

2.1. Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2009 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2009, 2008, and 2007 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2010, 53 weeks ended January 3, 2009 and 52 weeks ended December 29, 2007, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the comments made in connection with the Initial Application of New, Revised or Amended IASB Pronouncements in Note 2.2 and Standards and Interpretations Issued but not yet Effective in Note 2.5.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available-for-sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at their relevant fair values, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

2.2. Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRSs and IFRIC interpretations that have been adopted, as of January 1, 2009:

•	Improvements to IFRS

•	Amendments to IFRS 2 Vesting Conditions and Cancellations

•	Amendments to IFRS 7 Financial Instruments: Disclosures

•	IFRS 8 Operating Segments

•	Revised IAS 1 Presentation of Financial Statements

•	Amendment to IAS 23 Borrowing Costs

•	Amendments to IAS 27 Consolidated and Separate Financial Statements - Cost of Investments in a Subsidiary, Jointly Controlled Entity or Associate

•	Amendments to IAS 32 and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation

•	Amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement - Embedded Derivatives

•	IFRIC 13 Customer Loyalty Programmes

•	IFRIC 15 Agreements for the Construction of Real Estate

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation

•	IFRIC 18 Transfers of Assets from Customers

Where the adoption of a new, amended or revised pronouncement is deemed to have an impact on the presentation of the financial statements or performance of the Group, its impact is described below:

•	Improvements to IFRS

In May 2008, the IASB issued its first omnibus of amendments to its standards, primarily with the aim of removing inconsistencies and clarifying wording. Most of the 34 amendments to various standards are effective as of January 1, 2009 and had no impact on the Group. However, as part of this publication the IASB amended IAS 40 Investment Property in order to include investment property under construction within the scope of IAS 40 and allow such property under construction to be measured at fair value. While Delhaize Group measures its investment property at amortized cost, the amendment requires a separate disclosure of investment property under construction from other items of property, plant and equipment (where they had been included before) and also the disclosure of the fair value of such property under construction. The revised disclosures requirements have been included in Note 9.

In April 2009, the IASB issued its second omnibus of amendments containing 15 changes to 12 IASB pronouncements, of which most of them are effective January 1, 2010 (see further Note 2.5). However, the IASB included in this omnibus amendment an addition to IAS 18 Revenue, by inserting to the appendix of IAS 18, which accompanies but is not part of the standard, guidance to determine whether the Group is acting as a principal or as an agent. The amendment to the appendix of IAS 18 has no effective date and was therefore effective as of publication date. As it is an addition to the appendix to IAS 18, which does not form part of the endorsed accounting literature, this amendment does not require endorsement. The Group has assessed its existing revenue agreements against the new guidance and concluded that its previous accounting policies were in line with the revised guidance issued.

•	Amendments to IFRS 7 Financial Instruments Disclosures

In March 2009, the IASB issued an amendment to IFRS 7, with an effective date for these amendments for annual periods beginning on or after January 1, 2009, however not requiring comparative information in the first year of application.

The amendment requires additional disclosures about fair value measurement and liquidity risk. Financial instruments measured at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class of financial instruments. In addition, a reconciliation between the beginning and the ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendment also clarifies the requirements for liquidity risk disclosure with respect to derivative transactions and assets used for liquidity management.

The fair value measurement disclosures are presented in Note 10. The revised liquidity risk disclosure requirements had no significant impact on Delhaize Group and are reflected in the section “Risk Factors” in this annual report and the various notes dealing with financial instruments.

As the changes only result in revised and additional disclosures, there is no impact on earnings per share.

•	IFRS 8 Operating Segments

The standard replaces IAS 14 Segment Reporting and introduces the so-called “management approach” to segment reporting into the IFRS literature. IFRS 8 requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity, which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

(a)	has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and

(b)	exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee, which mainly represent the various operating entities run by the Group. Delhaize Group subsequently established reportable segments, which aggregate:

(a)	its U.S. operating segments, as they are considered to have similar economic characteristics and exhibit similar long-term financial performance; and

(b)	its operating segments that do not exceed the quantitative threshold defined by IFRS 8.

Although the operating segment “Greece” does not meet the quantitative thresholds set in IFRS 8, management concluded that this operating segment should be disclosed separately to enhance the understanding of the nature and financial effects of its business activities and the economic environment in which Delhaize Group operates.

Management further concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non-operating - other business activities - and therefore decided to aggregate all remaining operating segments relating to operating activities into the “Rest of the World” reportable segment, by this allowing singling out the corporate activities of the Group, which are disclosed as “Corporate.”

This results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations and is consistent with previous segment reporting.

The Executive Committee reviews the performance of Delhaize Group’s segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information.

In the past, under IAS 14 guidance, Delhaize Group excluded from the business segments certain assets and liabilities (amongst others financial assets and liabilities and derivatives) and re-allocated them to the “Corporate and Unallocated” segment. As the reporting to the CODM does not include such re-allocations, segment assets and liabilities are now reported in line with internal reporting and total assets as shown in the consolidated balance sheet equal total segment assets. Comparative information on segment assets and liabilities have been re-presented.

As the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The new accounting guidance only impacts the presentation and disclosure of segments and has no impact on earnings per share. Revised segment information is included in Note 3.

•	Revised IAS 1 Presentation of Financial Statements

The revised standard introduces several (smaller) changes to IAS 1, with the most significant being the requirement to separate owner and non-owner changes in equity and the introduction of the statement of comprehensive income, which contains all items of recognized income and expense, either in one or two linked statements. The revised pronouncement had the following impact on Delhaize Group:

(a)	IAS 1 no longer considers the “Statement of Recognized Income and Expense” (SoRIE) to be a Statement of Changes in Equity. Consequently, Delhaize Group now presents its revised “Consolidated Statements of Changes in Equity,” which in the past had been included in the notes, outside of the notes as a primary statement.

(b)	Further, Delhaize Group re-labeled the SoRIE into “Statement of Comprehensive Income” and elected, in line with IAS 1, to show income tax and reclassification adjustments to net income for the various line items on the face of the statement.

(c)	Delhaize Group decided to continue presenting two linked statements (“Income Statement” and “Statement of Comprehensive Income”) for detailing all items of recognized income and expense.

(d)	The Group noted the suggested revised terminology for the term “Balance Sheet” (“Statement of Financial Position”), but elected to continue using the term “Balance Sheet” for the time being.

As all changes relate to presentation only, the implementation of the revised IAS 1 has no impact on the financial performance of the Group.

2.3. Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented, except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (Note 5.3).

Principles of Consolidation

Subsidiaries are all entities - including special purpose entities - over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries, see Note 36.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (Note 36).

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control (associates).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances and transactions are eliminated in full when preparing the consolidated financial statements.

Non-controlling interests (also referred to as “Minority interests”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Consequently, acquisition of non-controlling interests are accounted for using the so-called “parent entity extension” method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement.

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

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group’s accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale. See further details in Note 5.2.

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

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (Note 5.3).

Translation of Foreign Currencies

•

Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). Delhaize Group’s financial statements are presented in (millions of) euros, the parent entity’s functional and Group’s “presentation currency,” except where stated otherwise.

•

Foreign currency transactions and balances: Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently retranslated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the “Cumulative translation adjustment” component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within “Finance costs” (Note 29.1), while gains and losses on financial assets are shown as “Income from investments” (Note 29.2).

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

•

Foreign group entities: The results and balance sheets of all Group entities that have a functional currency different from the Group’s presentation currency are translated into the presentation currency as follows:

(a)	the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);

(b)	goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; and

(c)	the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the “Cumulative translation adjustment” being part of “Other Comprehensive Income” (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a “reclassification adjustment”).

None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group hedge net investments in foreign operations.

	Closing Rate			Average Daily Rate
(in EUR)	2009	2008	2007	2009	2008	2007
1 USD	0.694155	0.718546	0.679302	0.716949	0.679902	0.729661
100 CZK	—	—	3.755445	—	—	3.601579
100 SKK	—	3.319392	2.977697	—	3.198802	2.960814
100 RON	23.605505	24.860162	27.718491	23.585462	27.154728	29.982331
100 THB	—	2.071037	2.283105	—	2.062906	2.261727
100 IDR	0.007339	0.006562	0.007232	0.006923	0.007044	0.007982

Intangible Assets

Intangible assets include trade names and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as “Other liabilities” and released in analogy with SIC 15 Operating Leases - Incentives), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Intangible assets acquired as part of a business combination that are held to prevent others from using them (“defensive assets”) - often being trade names with no intended future usage - are recognized separately from goodwill.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use, as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique “for-own-use software” controlled by the Group are recognized as intangible assets when the following criteria are met:

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

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

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

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

• Buildings	33 to 40 years
• Permanent installations	3 to 25 years
• Machinery and equipment	3 to 14 years
• Furniture, fixtures, equipment and vehicles	5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” (Note 27) or “Other operating expenses” (Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, but not for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes the part of an owned (or leased under a finance lease) property that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost, less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

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

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as other operating income (Note 27) in the period in which they are earned.

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

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as other operating income (Note 27) on a systematic basis over the expected useful life of the related asset.

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

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introduction and volume incentives. These “vendor allowances” are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding specific purchase or sales level and to estimate related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash at call with banks and on hand and short-term deposits with an original maturity of three months or less. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to “Other current liabilities.”

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use, are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year.

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

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models are used, which are supported by valuation multiples, quoted share prices for publicly traded subsidiaries (i.e., Alfa Beta Vassilopoulos S.A.) or other available fair value indicators.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and that is not larger than an operating segment before aggregation (see further Note 6).

An impairment loss of a continuing operation is recognized in the income statement if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

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

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial asset”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

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

In case the Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity, any remaining held-to-maturity assets would have to be reclassified as available-for-sale financial assets (Note 11). In such an event, two full financial years must pass before Delhaize Group can again classify financial assets as held-to-maturity (“tainting rules”).

•

Loans and receivables: Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group’s loans and receivables comprise “Other financial assets” (Note 12), “Receivables” (Note 14) and “Cash and cash equivalents” (Note 15).

Trade receivables are subsequently measured at amortized cost less a separate impairment allowance. An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses.” Impaired receivables are derecognized when they are determined to be uncollectible.

•

Available-for-sale investments: Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available-for-sale reserve is recognized in the income statement as a reclassification adjustment.

Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see further Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs and relying as little as possible on entity-specific inputs, including broker prices from independent parties, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. Currently, Delhaize Group holds mainly investments in debt instruments, in which case the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. Further, Delhaize Group currently holds an immaterial investment in equity instruments where objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (OCI).

Available-for-sale financial assets are included in “Investments in securities” (Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost, which are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.” In addition, the Group issued Senior Notes, which are part of a designated fair value hedge relationship (Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. The fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date for financial liabilities actively traded in organized financial markets.

•

Financial liabilities measured at amortized cost are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

•

Convertible notes and bonds are compound instruments, usually consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized cost until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in “Debts” on the balance sheet (Note 18).

Derivative Financial Instruments

The subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see “Hedge Accounting” below).

•

Economic hedges: Delhaize Group does not hold or issue derivatives for speculative trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve “economic hedging.” This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (Note 19).

These derivatives are classified as mandatory held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (Note 19).

The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, a distinction can be made between the “clean price” and the “dirty price” (or “full fair value”). In contrast to the clean price, the dirty price includes any interest accrued. The fair value of such interest-bearing derivatives corresponds to the dirty price or full fair value.

Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e. if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as “Income from investment,” Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as “Finance costs,” Note 29.1).

Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

•

Embedded derivatives are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance summarized above.

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

Hedges which meet the criteria for hedge accounting are accounted for as follows:

•

Cash flow hedges are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place).

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.

•

Fair value hedges are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item; therefore they are usually presented in the income statement as “Finance cost” (Note 29.1).

•	Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

•

Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

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

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in OCI or in equity. In this case, the related tax is also recognized in OCI or directly in equity respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Provisions / receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

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

The Group elected to present interest and penalties relating to income taxes in “Income tax expense” in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized within “Finance costs” (Note 29.1).

•

Store closing costs: Delhaize Group regularly reviews its stores’ operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (Note 28), except for inventory write-downs, which are classified as “Cost of sales” (Note 25). If appropriate (see accounting policy for “Non-Current Assets / Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Onerous contracts: IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented out to third-parties are reclassified as investment property (Note 9).

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

•

Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

Employee Benefits

•

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due. See for details of Delhaize Group’s defined contribution plans Note 21.1.

•

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability.

When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities. Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI.

Past service costs are recognized immediately in the income statement, unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in “Cost of sales” and in “Selling, general and administrative expenses.” See for details of Delhaize Group’s defined benefit plans Note 21.1.

•

Other post-employment benefits: some Group entities provide post-retirement healthcare benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value, and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. See for details of Delhaize Group’s other post-employment benefit plans Note 21.2.

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

•

Profit-sharing and bonus plans: the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 21.3).

•

Share-based payments: the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any non-market vesting conditions, but service vesting conditions alone.

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

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

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

•

Sales of products to the Group’s retail customers are recognized at the point of sale and upon delivery of groceries to Internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and “buy-one, get-one-free”-type incentives that are offered to retail customers through the Group’s customer loyalty programs. Discounts provided by vendors, in the form of manufacturer’s coupons, are recorded as a receivable. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer. The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed.

•	The Group generates limited revenues from franchise fees, which are recognized when the services are provided or franchise rights used.

•

For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.

•	Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (Note 27).

•	Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (Note 29.2).

•	Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (Note 29.2).

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

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments. At Delhaize Group the CODM has been identified to be the Executive Committee.

See Note 2.2 for additional details on the impact the implementation of IFRS 8 had on Delhaize Group’s segment reporting.

2.4. Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group’s estimates generally have not deviated significantly from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

•	Note 3 - Identification and aggregation of operating segments;

•	Notes 5.2, 5.3 - Disposal Group Classified as Held for Sale and Discontinued Operations;

•	Notes 6, 7, 8, 11, 14 - Assessing assets for impairment and fair values of financial instruments;

•	Notes 13, 25 - Accounting for vendor allowances;

•	Note 18.3 - Classification of leases;

•	Note 20 - Provisions;

•	Note 21 - Employee Benefits;

•	Note 22 - Income Taxes.

2.5. Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2010 or later periods, but Delhaize Group has not early adopted them:

•

Improvements to IFRS (applicable for annual periods beginning on or after January 1, 2010): In April 2009, the IASB issued the second final omnibus annual improvements standard, containing 15 changes to 12 IASB pronouncements. Except as described in Note 2.2, Delhaize Group has not adopted any of the remaining amendments and clarifications, but has reviewed them and concluded that they would have no impact on the consolidated financial statements.

•

Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions (applicable for annual periods beginning on or after January 1, 2010): The amendment clarifies the scope of IFRS 2 Share-based Payment and incorporates IFRIC 8 Scope of IFRS 2 and IFRIC 11 Group and Treasury Share Transactions into IFRS 2, which subsequently have both been withdrawn. The amendment further clarifies when a share-based payment needs to be considered as an equity settled and when as cash settled share based payment. Delhaize Group reviewed the revised requirements and concluded that based on its current stock option plans, the amendment will have no impact on its consolidated financial statements.

•

Revised IFRS 3 Business Combinations (applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009): While the revised IFRS 3 continues to apply the purchase accounting method, now referred to as acquisition method, it introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period of the acquisition and future results. Delhaize Group will apply the revised IFRS 3 prospectively for business combinations taking place after January 1, 2010.

•

Revised IAS 24 Related Party Disclosures (applicable for annual periods beginning on or after January 1, 2011): The revised IAS 24 clarifies and simplifies the definition of a related party, without reconsidering the fundamental approach to related party disclosures. The revised standard also provides some relief for government-related entities (as defined in the revised standard) to disclose details of all transactions with other government-related entities (as well as with the government itself). The Group is currently in the process of carefully assessing if the revised guidance has any impact on Delhaize Group’s related party disclosure as included at present in Note 32.

•

Amendment to IAS 27 Consolidated and Separate Financial Statements (applicable for annual periods beginning on or after July 1, 2009): The revised IAS 27 requires that changes in the ownership interest of a subsidiary (without loss of control) is accounted as an equity transaction and will therefore not result in goodwill or gains any longer. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Delhaize Group will apply the revised standard prospectively to transactions with non-controlling interests from January 1, 2010 and will have to change prospectively its current accounting policy in this respect, as the Group is currently applying the so-called “parent entity extension” method.

•

Amendments to IAS 32 Classification of Rights Issues (applicable for annual periods beginning on or after February 1, 2010): In October 2009, the IASB amended IAS 32 in that way that foreign currency rights issues are now required to be treated as equity transactions, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments. Delhaize Group is currently analyzing the revised guidance and is in the process of reviewing past capital transactions in order to assess the potential impact the amendment might have on its consolidated financial statements, if any.

•

Amendments to IAS 39 Eligible Hedged Items (applicable for annual periods beginning on or after July 1, 2009): The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The Group has investigated the amendments and concluded that they will have no impact on the financial position or performance of the Group, as the Group has not entered into any such transactions.

•

IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a “business model” and “characteristics of the financial asset” test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. Debt instruments may be subsequently measured at amortized cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value. All financial assets that are equity investments are measured at fair value either through OCI or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss. Further, IFRS 9 removes the requirement to separate derivatives embedded in financial host instruments that are assets within the scope of IFRS 9. Instead, the asset in its entirety is measured at amortized cost, or fair value, depending on the business model and the instrument’s cash flow characteristics. IFRS 9 retains a fair value option to avoid “accounting mismatch” and requires reclassifications solely in the event that an entity changes its business model for managing its financial assets for all affected financial assets. Delhaize Group is currently carefully scrutinizing the revised guidance in order to start assessing what impact IFRS 9 might have on its consolidated financial statements.

•

IFRIC 17 Distribution of non cash assets to owners (applicable for annual periods beginning on or after July 1, 2009): The Interpretation provides guidance on how to account for distribution of non-cash assets to shareholders. Delhaize Group has reviewed the requirements of the Interpretation and concluded that it currently has no impact on the Group’s financial statements.

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (applicable for annual periods beginning on or after July 1, 2010): On November 26, 2009, IFRIC 19 was issued, which clarifies the treatment of financial liabilities that are extinguished with equity instruments. Delhaize Group will update its accounting policies correspondingly, but currently is of the opinion that the retrospective application will have no impact on previously presented financial information.

•

Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement (applicable for annual periods beginning on or after January 1, 2011): The amendment corrects an unintended consequence of IFRIC 14, an interpretation of IAS 19 Employee Benefits. Delhaize Group believes that the interpretation currently would have no impact on its consolidated financial statements.

2.6 Financial Risk Management, Objectives and Policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group’s principle financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group’s activities. The Group also holds several available-for-sale investments. Delhaize Group uses derivative financial instruments to hedge certain risk exposures.

The risks the Group is exposed to are evaluated by Delhaize Group’s management and Board of Directors and discussed in the section “Risk Factors” of Item 3 “Key Information” and Item 5 “Operating and Financial Review and Prospects.” The disclosures required by IFRS 7 are included in Item 5 and form an integral part of these financial statements.

3. Segment Information

As explained in Note 2.2, Delhaize Group adopted IFRS 8, Operating Segments, effective January 1, 2009 and consistent with prior periods presents segment information on a geographical basis, based on the location of customers and stores, which is how Delhaize Group manages its operations.

In the past, under IAS 14 Segment Reporting guidance, Delhaize Group excluded from the business segments certain assets and liabilities. Cash and cash equivalents, financial assets, derivatives, financial liabilities including debt, finance leases and income tax related assets and liabilities were previously re-allocated to the “Corporate and Unallocated” segment. As the reporting to the chief operating decision maker does not include such reallocations, segment assets and liabilities are now reported consistent with internal reporting. Comparative information on segment assets and liabilities has been re-presented.

The geographical segment information for 2009, 2008 and 2007 is as follows:

Year ended December 31, 2009 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13,618	4,616	1,471	233	—	19,938
Cost of sales	(9,817)	(3,690)	(1,121)	(185)	—	(14,813)
Gross profit	3,801	926	350	48	—	5,125
Gross margin	27.9%	20.0%	23.8%	20.5%	—	25.7%
Other operating income	34	36	7	1	—	78
Selling, general and administrative expenses	(3,046)	(772)	(297)	(49)	(28)	(4,192)
Other operating expenses	(60)	(5)	(1)	(1)	(2)	(69)
Operating profit	729	185	59	(1)	(30)	942
Operating margin	5.4%	4.0%	4.0%	(0.3%)	—	4.7%

Operating profit from discontinued operations	—	1	—	—	—	1

Other information
Assets	6,927	1,750	784	113	174	9,748
Liabilities	2,670	1,027	515	35	1,092	5,339
Capital expenditures	331	115	57	13	4	520
Non-cash operating activities:
Depreciation and amortization	381	89	30	6	9	515
Impairment loss(4)	17	3	—	—	2	22
Share-based compensation	18	1	—	—	1	20

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand-Duchy of Luxembourg.
(3)	Rest of the World include the Group’s operations in Romania and Indonesia.
(4)	No impairment loss was recorded or reversed in equity.

Year ended December 31, 2008 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13,081	4,407	1,335	201	—	19,024
Cost of sales	(9,453)	(3,558)	(1,032)	(161)	—	(14,204)
Gross profit	3,628	849	303	40	—	4,820
Gross margin	27.7%	19.3%	22.7%	20.0%	—	25.3%
Other operating income	42	40	13	1	—	96
Selling, general and administrative expenses	(2,904)	(722)	(267)	(38)	(31)	(3,962)
Other operating expenses	(46)	(1)	(3)	—	—	(50)
Operating profit	720	166	46	3	(31)	904
Operating margin	5.5%	3.8%	3.4%	1.5%	—	4.8%
Operating profit from discontinued operations	—	(8)	—	—	—	(8)

Other information
Assets	7,192	1,654	649	98	107	9,700
Liabilities	2,734	917	480	36	1,338	5,505
Capital expenditures	481	117	88	20	8	714
Non-cash operating activities:
Depreciation and amortization	356	82	25	4	9	476
Impairment loss(4)	20	8	—	—	—	28
Share-based compensation	18	2	—	—	1	21

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5)).
(3)	Rest of the World include the Group’s operations in Romania and Indonesia. Operations in Slovakia (liquidated in 2008) are presented in discontinued operations (see Note 5).
(4)	No impairment loss was recorded or reversed in equity.

Year ended December 31, 2007 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13,259	4,346	1,173	165	—	18,943
Cost of sales	(9,623)	(3,493)	(904)	(135)	—	(14,155)
Gross profit	3,636	853	269	30	—	4,788
Gross margin	27.4%	19.6%	22.9%	18.3%	—	25.3%
Other operating income	52	50	5	1	—	108
Selling, general and administrative expenses	(2,919)	(725)	(221)	(27)	(31)	(3,923)
Other operating expenses	(23)	(10)	(2)	—	(1)	(36)
Operating profit	746	168	51	4	(32)	937
Operating margin	5.6%	3.8%	4.4%	2.3%	—	4.9%
Operating profit from discontinued operations	(1)	—	—	4	—	3

Other information
Assets	6,544	1,679	455	53	91	8,822
Liabilities	2,512	934	314	23	1,363	5,146
Capital expenditures	547	114	37	12	19	729
Non-cash operating activities:
Depreciation and amortization	368	78	20	3	7	476
Impairment loss(4)	13	2	—	(1)	—	14
Share-based compensation	19	2	—	—	1	22

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5)).
(3)	Rest of the World include the Group’s operations in Romania and Indonesia. Operations in the Czech Republic and Slovakia are presented in discontinued operations (see Note 5).
(4)	No impairment loss was recorded or reversed in equity.

Delhaize Group’s operation of retail supermarkets represents approximately 90% of the Group’s consolidated revenues. The remaining revenue predominately represents wholesale retail revenues. Delhaize Group is not reliant on any individual major customer and consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group’s revenue.

4. Business Combinations and Acquisition of Non-controlling Interests

4.1. Business Combinations

Acquisitions during 2009

During 2009, Delhaize Group entered into several agreements that have resulted in the acquisition of businesses accounted for under IFRS 3. The most significant transactions are detailed further below. In addition to those, the Group entered into some smaller transactions acquiring individual stores (total acquisition price EUR 13 million), which resulted in a total increase of goodwill amounting to EUR 6 million.

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of EUR 25 million. Both stores, based in Luxembourg, were previously affiliated stores and as of acquisition date, were integrated into Delhaize Group’s company operated sales network.

The fair values of the identifiable assets and liabilities of Knauf Center Schmëtt SA and Knauff Center Pommerlach SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Property, plant and equipment	2
Inventories	2
Receivables and other assets	5

9
Non-current liabilities	(1)
Accounts payable	(3)

Net assets	5
Goodwill arising on acquisition	20

Total consideration transferred	25

Both entities previously prepared financial statements under Luxembourg Generally Accepted Accounting Principle (“Lux GAAP”) and consequently the carrying values of the assets and liabilities just before the acquisition have not been disclosed in the summary table above due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Transaction costs are negligible and the total consideration transferred of EUR 25 million represents the total net cash outflow.

The goodwill of EUR 20 million reflects the direct access Delhaize Group now has to the strong customer base and location of the stores operated by the two entities and the reduced operating costs due to the full integration into Delhaize Group’s operated sales network.

The consolidated financial statements of Delhaize Group include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 56 million and net profit of EUR 2 million for the full year.

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest, for an amount of EUR 6 million (transaction costs are negligible). These supermarkets have been integrated with Delhaize Group’s Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

The carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on Delhaize Group’s consolidated result have not been disclosed here, as the selling entity applied Romanian Generally Accepted Accounting Policies (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of Koryfi SA

On November 23, 2009, Delhaize Group acquired, through its subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”), 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of EUR 7 million. One of the stores has been closed by the end of 2009 and the 10 other stores will be converted to Alfa Beta stores before the end of 2010.

Delhaize Group is in the process of performing the purchase price allocation and expects to finalize the initial accounting by mid 2010, as the Group is currently in the process of establishing acquisition date fair values for example for the lease agreements acquired.

The provisional fair values of the identified assets and liabilities of Koryfi SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Provisional fair values recognized on acquisition
Intangible assets	1
Property, plant and equipment	3
Inventories	3
Receivables and other assets	1

8
Non-current liabilities	(1)
Short-term borrowings	(2)
Accounts payable	(6)
Other current liabilities	(1)

Net assets	(2)
Goodwill arising on acquisition	9

Total consideration transferred	7

Transaction costs are negligible and the total consideration transferred of EUR 7 million represents the total expected net cash outflow. The provisional goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta’s position in the North-eastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

From the date of acquisition, the acquired stores have contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR - 1 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

Koryfi SA applied Greek Generally Accepted Accounting Principles (“Greek GAAP”) before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group’s consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Acquisitions during 2008

Acquisition of P.L.L.C.

On February 14, 2008, Delhaize Group acquired 100% of the shares and voting rights of P.L.Logistics Center – Dianomes – Apothikefsis - Logistics (P.L.L.C.) for an amount of EUR 12 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products is currently under construction. The fair value of the acquired land amounted to EUR 9 million and goodwill of EUR 5 million has been recognized. P.L.L.C. has been included in the consolidated financial statements since February 14, 2008.

Acquisition of Plus Hellas

On April 1, 2008, Delhaize Group acquired, through its subsidiary Alfa Beta, 100% of the shares and voting rights of the Greek retailer “Plus Hellas,” a fully-owned subsidiary of the Tengelmann Group. The initial acquisition price of EUR 70 million was subsequently adjusted to EUR 65 million based on the terms of the agreement between the two parties. The Plus Hellas network consisted of 34 stores and a distribution center, whereby 11 stores and the distribution center are owned. During 2008, five Plus Hellas stores have been closed and the remaining 29 have been converted to Alfa Beta banners.

The final acquisition date (April 1, 2008) fair values of the identifiable assets and liabilities of Plus Hellas can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	2
Property, plant and equipment	67
Other non-current assets	3
Inventories	8
Receivables and other assets	2
Cash and cash equivalents	1

83
Non-current liabilities	(10)
Accounts payable	(18)
Other current liabilities	(4)

Net assets	51
Goodwill arising on acquisition	14

Total acquisition cost	65

The total acquisition costs comprised a cash payment and transaction costs of EUR 0.5 million, which were directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	65
Net cash acquired with the subsidiary	(1)

Net cash outflow	64

The recognized goodwill is attributed to the expected synergies, acquired customer base and other benefits from combining the assets and retail activities of Plus Hellas with those of the Group.

From the date of acquisition, Plus Hellas has contributed EUR 36 million to the Group’s 2008 revenues and EUR - 6 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 24 million.

Plus Hellas applied “Greek GAAP” before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on the Group’s consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of La Fourmi

On September 1, 2008, Delhaize Group acquired 100% of the shares and voting rights of La Fourmi, which operated 14 supermarkets in Bucharest (of which four are owned). These supermarkets have been integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price of La Fourmi was EUR 19 million, subsequently adjusted to EUR 12 million, based on the contract terms.

The final fair values of the identifiable assets and liabilities of La Fourmi as of the acquisition date (September 1, 2008) can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	3
Property, plant and equipment	7
Inventories	1
Receivables and other assets	2

13
Non-current liabilities	(2)
Accounts payable	(7)
Other current liabilities	(3)

Net assets	1
Goodwill arising on acquisition	11

Total acquisition cost	12

The total acquisition costs comprise a cash payment and transaction costs of EUR 0.2 million, which are directly attributable to the acquisition.

(in millions of EUR)	Cash outflow on acquisition
Cash paid (net of contractual adjustments and including transaction costs)	12
Net cash acquired with the subsidiary	-

Net cash outflow	12

The fair values of the identifiable assets and liabilities of La Fourmi in the 2008 consolidated financial statements were recognized on a provisional basis. No material adjustments were made during 2009. The goodwill is attributed to strategic and location-related advantages, as well as to the acquisition of the customer base of the La Fourmi stores.

From the date of acquisition, stores of the former La Fourmi Group have contributed EUR 6 million to the 2008 revenues of the Group and EUR - 0.2 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 20 million.

La Fourmi’s carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on the Group’s consolidated results have not been disclosed here, as the La Fourmi Group previously applied Romanian GAAP and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

4.2. Acquisition of non-controlling interests

Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share, being a consequence of reaching an agreement with two major shareholders (approximately 12%) of Alfa Beta. The necessary regulatory approval was obtained on June 30, 2009.

Prior to the tender offer, Delhaize Group owned 8,310,614 shares or 65.27% of the voting rights of Alfa Beta. During the acceptance period, which started on June 12, 2009 and ended on July 9, 2009, shareholders of Alfa Beta tendered 2,680,324 shares in total, representing approximately 21.05% of the Alfa Beta voting rights. At the end of the tender offer period, Delhaize Group held 89.56% of Alfa Beta shares.

During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11,451,109 shares (representing 89.93%).

In accordance with the accounting policies of Delhaize Group (application of “parent entity extension” method), the difference between the consideration paid (EUR 108 million) and the book value of the share of the net assets acquired has been recognized in goodwill and amounts to EUR 72 million.

We also refer to Note 35 on subsequent events in connection with our acquisition of Alfa Beta shares.

5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1. Divestitures

On March 15, 2007, Delhaize Group reached a binding agreement to sell Di, its Belgian beauty and body care business to NPM/CNP and Ackermans & Van Haaren. As Di did not meet the criteria of a “Discontinued Operation”, the transaction was not separately disclosed as such in the financial statements. The transaction was approved by the European antitrust authorities on June 1, 2007, and was closed on June 30, 2007.

Delhaize Group received EUR 33 million in cash and recorded a pre-tax gain of EUR 2 million in 2007, including EUR 3 million in “Other operating income”, EUR 2 million in “Other operating expenses” and EUR 1 million in “Income from investments.”

5.2. Disposal Group / Assets Classified as Held for Sale

On July 13, 2009, Delhaize Group reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of EUR 8 million.

The assets and liabilities of Delhaize Deutschland GmbH, which was part of the Belgian segment, had been presented as “held for sale” as of December 2008 and income and expenses relating to Delhaize Deutschland GmbH are shown until disposal as “Result from discontinued operations.”

The carrying value as of December 31, 2008 of assets classified as assets held for sale and liabilities associated with assets held for sale included: inventory (EUR 1 million), cash (EUR 1 million), provisions (EUR 2 million) and other liabilities (EUR 1 million).

5.3. Discontinued Operations

As mentioned above (Note 5.2), at December 31, 2008 Delhaize Deutschland GmbH was classified as a disposal group held for sale and qualified simultaneously as a discontinued operation. In 2008, Delhaize Group recognized an impairment loss of EUR 8 million in order to write down the carrying value of Delhaize Deutschland GmbH to its estimated fair value less costs to sell. In September 2009, the sale of the German activities to Rewe was completed. The operational results of Delhaize Deutschland GmbH during the first eight months of 2009, as well as the gain of EUR 7 million realized on the sale, were classified as “Result from discontinued operations” at December 31, 2009.

In April 2008, Food Lion Thailand Ltd, a dormant company, was liquidated resulting in a gain from discontinued operations of EUR 2 million in 2008.

In November 2006, Delhaize Group reached a binding agreement to sell Delvita, its operations in the Czech Republic (part of “Rest of the World” segment), to the German retail group Rewe, for EUR 100 million. At December 31, 2006, Delvita, was classified as held for sale and qualified simultaneously as a discontinued operation and Delhaize Group recognized an impairment loss of EUR 64 million, to write down the value of Delvita to its estimated fair value less costs to sell. On disposal in May 2007, the operational result of Delvita of the first five months of 2007, as well as a gain of EUR 23 million, including a positive accumulated foreign currency translation adjustment of EUR 24 million, previously recognized in OCI, were classified as “Result from discontinued operations” at December 31, 2007.

The overall “Result of discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of EUR, except per share information)	2009	2008	2007
Revenues	14	20	135
Cost of sale	(11)	(11)	(104)
Other operating income	—	—	2
Selling, general and administrative expenses	(2)	(9)	(31)
Other operating expenses	—	(8)	1
Finance income (costs)	7	2	20

Result before tax	8	(6)	23
Income taxes	—	—	1

Result from discontinued operations (net of tax)	8	(6)	24
Basic earnings per share from discontinued operations	0.09	(0.06)	0.25
Diluted earnings per share from discontinued operations	0.08	(0.06)	0.24
Operating cash flows	—	3	(4)
Investing cash flows	(1)	(1)	(2)
Financing cash flows	—	—	(1)

Total cash flows	(1)	2	(7)

The pre-tax (loss) gain recognized on the re-measurement of assets held for sale was zero in 2009, EUR (8) million in 2008 and EUR 1 million in 2007, respectively. In addition, the expenses associated with store closings, recorded as other operating expenses in discontinued operations, amounted to zero in 2009 and 2008 and EUR 1 million in 2007.

6. Goodwill

(in millions of EUR)	2009	2008	2007
Gross carrying amount at January 1	2,677	2,516	2,774
Accumulated impairment at January 1	(70)	(70)	(77)

Net carrying amount at January 1	2,607	2,446	2,697
Acquisitions through business combinations and adjustments to initial purchase accounting	41	30	6
Acquisition of non-controlling interests	72	7	—
Currency translation effect	(80)	124	(257)

Gross carrying amount at December 31	2,707	2,677	2,516
Accumulated impairment at December 31	(67)	(70)	(70)

Net carrying amount at December 31	2,640	2,607	2,446

Goodwill is allocated and tested for impairment at the cash generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose. The Group’s CGUs with significant goodwill allocated to are detailed below:

(in millions of EUR)	2009	2008	2007
Food Lion	1,172	1,213	1,147
Hannaford	1,071	1,103	1,043

United States	2,243	2,316	2,190
Belgium	180	160	160
Greece	201	120	94
Other	16	11	2
Total	2,640	2,607	2,446

In accordance with the accounting policies stated in Note 2.3, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business in the particular market in question.

•

The fair value less cost to sell (“FVLCTS”) is based on earnings multiples paid for similar companies in the market and / or market capitalization for publicly traded subsidiaries (i.e. Alfa Beta Vassilopoulos S.A.).

In 2009, 2008 and 2007, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple or market capitalization approach, where possible, to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for VIU calculations for the U.S. entities:

(in millions of EUR)	2009	2008	2007
Growth rate*	2.0%	2.0%	2.0%
Discount rate**	7.6%	7.3%	8.5%

*	Weighted average growth rate used to extrapolate cash flows beyond the financial plans period.
**	After-tax discount rate applied to corresponding cash flow projections.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of e.g., 100 basis points and a simultaneous reduction of total projected future cash flows by e.g., 10%, would have decreased the total VIU by EUR 3.0 billion in 2009 (EUR 3.1 billion in 2008) and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

7. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that acquired and used trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The value in use is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded or reversed in 2009, 2008 or 2007.

See Note 8 for a description of the impairment test for assets with finite lives. During 2009, Delhaize Group impaired various software solutions that related to projects that the Group abandoned during the year.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2009	374	123	152	217	52	918
Additions	—	35	25	—	—	60
Sales and disposals	—	(2)	(3)	(10)	—	(15)
Acquisitions through business combinations	—	—	—	1	—	1
Transfers to/from other accounts	—	(3)	5	—	(1)	1
Currency translation effect	(12)	(2)	(4)	(7)	(2)	(27)
Cost at December 31, 2009	362	151	175	201	49	938
Accumulated amortization at January 1, 2009	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at January 1, 2009	(34)	—	—	(5)	—	(39)
Amortization expense	—	(17)	(26)	(13)	(3)	(59)
Impairment loss	—	(3)	(2)	—	—	(5)
Sales and disposals	—	—	2	10	—	12
Transfers to/from other accounts	—	—	(1)	—	—	(1)
Currency translation effect	1	2	2	4	1	10
Accumulated amortization at December 31, 2009	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at December 31, 2009	(33)	(3)	(2)	(5)	—	(43)

Net carrying amount at December 31, 2009	329	77	70	73	25	574
Cost at January 1, 2008	354	86	120	224	46	830
Additions	—	36	22	—	5	63
Sales and disposals	—	—	(3)	(22)	—	(25)
Acquisitions through business combinations	—	—	—	4	1	5
Transfers to/from other accounts	—	(3)	7	—	(3)	1
Currency translation effect	20	4	6	11	3	44
Cost at December 31, 2008	374	123	152	217	52	918
Accumulated amortization at January 1, 2008	—	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at January 1, 2008	(32)	—	—	(5)	—	(37)
Amortization expense	—	(12)	(22)	(15)	(3)	(52)
Sales and disposals	—	—	3	22	—	25
Currency translation effect	(2)	(2)	(4)	(7)	(1)	(16)
Accumulated amortization at December 31, 2008	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at December 31, 2008	(34)	—	—	(5)	—	(39)

Net carrying amount at December 31, 2008	340	67	72	88	30	597
Cost at January 1, 2007	396	75	96	272	45	884
Additions	—	20	30	1	8	59
Sales and disposals	—	—	—	(21)	(2)	(23)
Transfers to/from other accounts	—	(2)	3	(1)	—	—
Currency translation effect	(42)	(7)	(9)	(27)	(5)	(90)
Cost at December 31, 2007	354	86	120	224	46	830
Accumulated amortization at January 1, 2007	—	(35)	(43)	(141)	(19)	(238)
Accumulated impairment at January 1, 2007	(36)	—	—	(5)	—	(41)
Amortization expense	—	(10)	(19)	(20)	(3)	(52)
Sales and disposals	—	—	—	21	2	23
Transfers to/from other accounts	—	—	—	1	—	1
Currency translation effect	4	3	5	15	2	29
Accumulated amortization at December 31, 2007	—	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at December 31, 2007	(32)	—	—	(5)	—	(37)

Net carrying amount at December 31, 2007	322	44	63	95	28	552

Trade name assets are allocated to the following cash generating units and reportable segment:

	December 31,
(in millions of EUR)	2009	2008	2007
Food Lion	179	185	175
Hannaford	150	155	147

United States	329	340	322

Amortization expenses are mainly charged to selling, general and administrative expenses.

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2009	1,604	1,593	2,892	97	839	7,025
Additions	73	64	205	115	66	523
Sales and disposals	(6)	(27)	(89)	—	(19)	(141)
Acquisitions through business combinations	3	8	3	—	—	14
Transfers to/from other accounts(1)	123	58	(47)	(149)	(15)	(30)
Currency translation effect	(33)	(44)	(73)	(1)	(26)	(177)
Balance at December 31, 2009	1,764	1,652	2,891	62	845	7,214
Accumulated depreciation at January 1, 2009	(398)	(820)	(1,595)	—	(317)	(3,130)
Accumulated impairment at January 1, 2009	—	(13)	(33)	—	(17)	(63)
Depreciation expense	(56)	(122)	(226)	—	(49)	(453)
Impairment loss	(1)	(5)	(7)	—	—	(13)
Sales and disposals	3	25	84	—	19	131
Transfers to/from other accounts(1)	(60)	(1)	68	—	7	14
Currency translation effect	9	23	42	—	11	85
Accumulated depreciation at December 31, 2009	(503)	(899)	(1,633)	—	(330)	(3,365)
Accumulated impairment at December 31, 2009	—	(14)	(34)	—	(16)	(64)

Net carrying amount at December 31, 2009	1,261	739	1,224	62	499	3,785
Cost at January 1, 2008	1,443	1,333	2,561	77	754	6,168
Additions	41	101	281	226	53	702
Sales and disposals	(6)	(23)	(123)	(2)	(8)	(162)
Acquisitions through business combinations	62	10	5	2	4	83
Transfers to/from other accounts	16	114	60	(208)	(6)	(24)
Currency translation effect	48	66	111	2	42	269
Amount classified as held for sale	—	(8)	(3)	—	—	(11)
Balance at December 31, 2008	1,604	1,593	2,892	97	839	7,025
Accumulated depreciation at January 1, 2008	(340)	(705)	(1,431)	—	(265)	(2,741)
Accumulated impairment at January 1, 2008	—	(8)	(27)	—	(9)	(44)
Depreciation expense	(49)	(106)	(220)	—	(46)	(421)
Impairment loss	—	(9)	(7)	—	(8)	(24)
Sales and disposals	3	19	115	—	8	145
Transfers to/from other accounts	1	—	1	—	2	4
Currency translation effect	(13)	(32)	(62)	—	(16)	(123)
Amount classified as held for sale	—	8	3	—	—	11
Accumulated depreciation at December 31, 2008	(398)	(820)	(1,595)	—	(317)	(3,130)
Accumulated impairment at December 31, 2008	—	(13)	(33)	—	(17)	(63)

Net carrying amount at December 31, 2008	1,206	760	1,264	97	505	3,832
Cost at January 1, 2007	1,474	1,290	2,525	91	757	6,137
Additions	45	117	296	200	75	733
Sales and disposals	(13)	(54)	(109)	(1)	(2)	(179)
Transfer to/from other accounts	30	94	60	(205)	—	(21)
Currency translation effect	(93)	(114)	(210)	(8)	(76)	(501)
Divestitures	—	—	(1)	—	—	(1)
Balance at December 31, 2007	1,443	1,333	2,561	77	754	6,168
Accumulated depreciation at January 1, 2007	(319)	(712)	(1,418)	—	(248)	(2,697)
Accumulated Impairment at January 1, 2007	(1)	(4)	(27)	—	(8)	(40)
Depreciation expense	(47)	(105)	(224)	—	(46)	(422)
Impairment loss	(2)	(6)	(7)	—	(2)	(17)
Sales and disposals	4	51	99	—	2	156
Transfers to/from other accounts	3	3	2	—	1	9
Currency translation effect	22	60	116	—	27	225
Divestitures	—	—	1	—	—	1
Accumulated depreciation at December 31, 2007	(340)	(705)	(1,431)	—	(265)	(2,741)
Accumulated impairment at December 31, 2007	—	(8)	(27)	—	(9)	(44)

Net carrying amount at December 31, 2007	1,103	620	1,103	77	480	3,383

(1)	During 2009 certain permanent building fixtures were transferred from “Furniture, fixtures, equipment and vehicles” to “Land and Buildings.”

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2009	2008	2007
Cost of sales	44	42	43
Selling, general and administrative expenses	409	377	379
Result from discontinued operations	—	2	—
Total depreciation	453	421	422

Property, plant and equipment can be summarized by segment as follows:

	December 31,
(in millions of EUR)	2009	2008	2007
United States	2,596	2,696	2,407
Belgium	764	746	738
Greece	370	339	202
Rest of the World	45	38	22
Corporate	10	13	14
Total property, plant and equipment	3,785	3,832	3,383

In accordance with the accounting policy summarized in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that impairment may exist. The Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other (groups of) assets (“cash generating unit” or CGU), for potential impairment based on historical and projected cash flows. The recoverable value is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors, such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimating fair values based on the location and condition of the stores.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and by that might result in additional stores identified as being possibly impaired and / or on the impairment amount calculated.

Impairment losses of depreciable assets, recorded in other operating expenses, amounted to EUR 13 million, EUR 24 million and EUR 17 million in 2009, 2008 and 2007, respectively. Impairment losses recognized in discontinued operations (related to assets classified as held for sale, see Note 5.3) were EUR 5 million in 2008. During 2007, EUR 3 million impairment losses were reversed, of which EUR 1 million was initially recorded in result from discontinued operations.

In 2009, Delhaize Group recognized impairment losses of EUR 13 million primarily, but not limited to, in connection with underperforming stores (EUR 6 million) and store closings (EUR 5 million) in the United States. Closed stores held under finance lease agreements are reclassified to investment property (see Note 9). On these closed stores, and in addition to the EUR 13 million mentioned above, impairment losses on investment property of EUR 4 million have been recognized as other operating expenses. In 2008, the Group recognized an impairment loss of EUR 24 million mainly relating to Sweetbay stores (EUR 19 million) and stores operated in Germany (EUR 5 million).

The impairment charges can be summarized by property, plant and equipment categories as follows:

	December 31,
(in millions of EUR)	2009	2008	2007
Leasehold improvements	5		6
Furniture, fixtures, equipment and vehicles	7	7	7
Buildings	1	—	2
Property under finance leases	—	8	2
Total	13	24	17

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2009 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	138	689	779	1	1,607
Belgium	136	28	237	391	792
Greece	55	—	161	—	216
Rest of the World	12	—	105	—	117
Total	341	717	1,282	392	2,732

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group’s accounting policy explained in Note 2.3, investment property is accounted for at cost, less accumulated deprecation and accumulated impairment losses, if any. As pointed out in Note 8, closed stores held under finance lease agreements are reclassified to investment property (EUR 14 million, net of accumulated depreciation), which resulted in the simultaneous recognition of an impairment loss of EUR 4 million, in connection with closed stores in the United States.

The fair value of investment property amounted to EUR 69 million, EUR 52 million and EUR 50 million at December 31, 2009, 2008 and 2007, respectively. The fair values for disclosure purposes were determined using either the support of qualified independent external valuers or by internal valuers, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 4 million for 2009, and EUR 3 million for 2008 and 2007. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 4 million in 2009 and 2008 and EUR 3 million in 2007.

(in millions of EUR)	2009	2008	2007
Cost at January 1	53	48	30
Additions	3	—	8
Sales and disposals	(3)	(10)	(5)
Transfers to/from other accounts	28	12	19
Currency translation effect	(2)	3	(4)

Cost at December 31	79	53	48
Accumulated depreciation at January 1	(14)	(8)	(4)
Depreciation expense	(3)	(3)	(3)
Sales and disposals	2	2	1
Impairment	(4)	(1)	1
Transfers to/from other accounts	(11)	(3)	(4)
Currency translation effect	1	(1)	1

Accumulated depreciation at December 31	(29)	(14)	(8)

Net carrying amount at December 31	50	39	40

At December 31, 2009, 2008 and 2007, the Group only had insignificant investment property under construction.

10. Financial Instruments by Category

10.1. Financial Assets

Financial Assets by Category and Class at December 31, 2009

	Financial assets measured at amortized cost		Financial assets measured at fair value
(in millions of EUR)	Note	Loan and Receivables	Derivatives through profit or loss	Derivatives through equity	Available for sale through equity	Total
Non-Current
Investments in securities	11	—	—	—	126	126
Other financial assets	12	16	—	—	—	16
Derivative instruments	19	—	96	—	—	96
Current
Receivables	14	597	—	—	—	597
Investments in securities	11	—	—	—	12	12
Other financial assets	12	15	—	—	—	15
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	439	—	—	—	439
Total financial assets		1,067	96	—	138	1,301

Financial Assets measured at fair value by Fair Value Hierarchy at December 31, 2009

Effective January 1, 2009, Delhaize Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value. This requires the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•

Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active, if quoted prizes are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market date where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e. as prices) or indirectly (i.e. derived from prices), the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market date, the financial instrument is included in level 3.

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	124	2	—	126
Derivatives - through profit or loss	19	—	96	—	96
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	12	—	—	12
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		136	98	—	234

During 2009, no transfers between the different fair value hierarchy levels took place.

10.2. Financial Liabilities

Financial Liabilities by Category and Class at December 31, 2009

	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
(in millions of EUR)	Note	Derivatives through profit or loss	Derivatives through equity
Non-current
Long-term debt	18.1	—	—	543	1,361	1,904
Obligations under finance leases	18.3	—	—	—	643	643
Derivative instruments	19	—	38	—	—	38
Current
Short-term borrowings	18.2	—	—	—	63	63
Long-term debt - current portion	18.1	—	—	—	42	42
Obligations under finance leases	18.3	—	—	—	44	44
Derivative instruments	19	2	—	—	—	2
Accounts payable		—	—	—	1,436	1,436
Total financial liabilities		2	38	543	3,589	4,172

Financial Liabilities measured at fair value by Fair Value Hierarchy at December 31, 2009

(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	38	—	38
Current
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		—	40	—	40

See Note 10.1 with respect to the definition of the fair value hierarchy levels.

During 2009, no transfers between the different fair value hierarchy levels took place.

11. Investments in Securities

Investments in securities represent mainly investments in debt securities which are either held as available for sale or with the intention and ability to hold to maturity. During 2008, the Group sold a more than an insignificant amount of its financial assets classified as held-to-maturity and, therefore, reclassified any remaining investments initially classified as held-to-maturity assets to available-for-sale at that point in time.

Securities are included in non-current assets, except for securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the investments in securities are as follows:

	December 31,
	2009			2008			2007
(in millions of EUR)	Available for sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
Non-current	126	—	126	123	—	123	68	48	116
Current	12	—	12	28	—	28	28	8	36
Total	138	—	138	151	—	151	96	56	152

Delhaize Group’s available for sale investments are mainly listed debt securities and fair values were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). The fair values of investments in securities classified as held-to-maturity at December 31, 2007 were EUR 153 million.

As referred to in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2008, as a consequence of the credit crisis, an impairment charge of EUR 1 million was recognized in the income statement. In 2009 and 2007, none of the investments in securities were either past due or impaired. The credit quality of the Group’s investments in securities can be assessed by reference to external credit ratings (Standard & Poor’s), which can be summarized for 2009 as follows:

S&P Rating	in millions of EUR	%
AAA	130	94%
AA	2	2%
A	6	4%
Total Investments in Securities	138	100%

The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2009, 2008 and 2007, EUR 10 million, EUR 15 million and EUR 22 million, respectively, were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). They are therefore considered to be held for managing part of the Group’s liquidity risk. The escrow funds have the following maturities:

(in millions of currency)	2010	2011 - 2015	2016	Total
Cash flows in USD	2	4	9	15
Cash flows in EUR	2	2	6	10

The remaining investments are predominately held by the Group’s captive (re)-insurance company, covering the Group’s self-insurance exposure (see Note 20.2).

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

In 2007, the Group included an amount of EUR 20 million held in escrow, relating to the sale of Delvita and being released in three equal annual instalments. The 2008 and 2009 amounts have been released resulting in a carrying amount of EUR 7 million at December 31, 2009.

In 2009 the current financial assets contain collateral for derivatives of EUR 8 million in connection with derivatives under existing International Swap Dealer Association Agreements (“ISDAs”) (zero in 2008 and 2007).

13. Inventories

Inventory held at hand predominately represents goods for resale. In 2009, 2008 or 2007, Delhaize Group did not recognize (or reverse any previously recognized) write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value.

Inventory recognised as an expense during the period is disclosed in Note 25 as “Product cost.”

14. Receivables

(in millions of EUR)	2009	2008	2007
Trade receivables	573	542	488
Trade receivables - bad debt allowance	(30)	(20)	(15)
Other receivables	54	86	92
Total current receivables	597	608	565

The aging of the current receivables is as follows:

			December 31, 2009
(in millions of EUR)	Net Carrying Amount as of December 31, 2009	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	573	455	45	54	19
Trade receivables - bad debt allowance	(30)	(2)	(2)	(7)	(19)
Other receivables	54	46	3	1	4
Total	597	499	46	48	4

			December 31, 2008
(in millions of EUR)	Net Carrying Amount as of December 31, 2008	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	542	402	107	21	12
Trade receivables - bad debt allowance	(20)	(4)	(2)	(3)	(11)
Other receivables	86	71	5	7	3
Total	608	469	110	25	4

			December 31, 2007
(in millions of EUR)	Net Carrying Amount as of December 31, 2007	Neither Impaired Nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	488	357	106	15	10
Trade receivables - bad debt allowance	(15)	(2)	(1)	(2)	(10)
Other receivables	92	78	4	6	4
Total	565	433	109	19	4

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analysed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively, based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually significant for the Group or the operating entity, due to the Group’s large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables equal their (net) carrying values.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

The movement of the bad debt allowance account can be summarized as follows:

(in millions of EUR)	Note	2009	2008	2007
Bad debt allowance as of January 1		20	15	19
Additions (recognized in profit or loss)	24	20	15	12
Usage		(10)	(10)	(14)
Currency translation effect		—	—	(2)
Bad debt allowance at December 31		30	20	15

15. Cash and Cash Equivalents

(in millions of EUR)	2009	2008		2007
Term deposits with original maturity of three months or less	166	25		42
Cash at banks	200	249		167
Cash on hand	73	46		40
Cash and cash equivalents at December 31	439	320	(1)	249

(1) Amount excludes EUR 1 million, which is classified as asset held for sale as of December 31, 2008.

Supplemental Cash Flow information:

(in millions of EUR)	2009	2008		2007
Non-cash investing and financing activities:
Conversion of debt into equity	—	—		126
Finance lease obligations incurred for store properties and equipment	66	53		75
Finance lease obligations terminated for store properties and equipment	1	1		3

16. Equity

Ordinary Shares

There were 100,870,626, 100,583,284 and 100,280,507 Delhaize Group ordinary shares issued and fully paid at December 31, 2009, 2008 and 2007, respectively (par value of EUR 0.50), of which 955,586, 914,716 and 938,949 ordinary shares were held in treasury at December 31, 2009, 2008 and 2007, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2007, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2012, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of EUR 9.7 million corresponding to approximately 19.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2009, Delhaize Group issued 287,342 shares of common stock (2008: 302,777; 2007: 3,823,583) for EUR 14 million (2008: EUR 15 million; 2007: EUR 183 million), net of EUR 5 million (2008: EUR 6 million; 2007: EUR 52 million) representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs of EUR 0.1 million after taxes (same amount in 2008 and 2007). The 2007 amount was also net of EUR 4 million (net of taxes) relating to the unamortized discount on the convertible bond. Of shares issued in 2007, 2,267,528 represent convertible bonds which were converted into capital in 2007, with a corresponding credit to share capital of EUR 1 million and to share premium of EUR 125 million.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2007	48,228,462	2,473,505,167	96,456,924
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	774,227	107,345,804	1,548,455
Capital increase linked to the conversion of bonds (43% of the convertible bonds were converted into 2,267,528 shares)	1,133,764	128,115,332	2,267,528
Capital increase as a consequence of the exercise of warrants under the 2000 non-U.S. stock option plan	3,800	475,760	7,600
Capital on December 31, 2007	50,140,253	2,709,442,063	100,280,507
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	151,389	15,101,524	302,777
Capital on December 31, 2008	50,291,642	2,724,543,587	100,583,284
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	143,671	14,476,965	287,342
Capital on December 31, 2009	50,435,313	2,739,020,552	100,870,626

(1)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19,357,794	9,678,897
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528,542)	(264,271)
Balance of remaining authorized capital as of December 31, 2008	18,829,252	9,414,626
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301,882)	(150,941)
Balance of remaining authorized capital as of December 31, 2009	18,527,370	9,263,685

Share Repurchases

On May 28, 2009, at an Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for two years, replaces the one granted in May 2008. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

During 2009, Delhaize Group SA acquired 55,882 Delhaize Group shares for an aggregate amount of EUR 2 million, representing approximately 0.06% of Delhaize Group’s share capital and transferred 81,999 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2009, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 88 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

Additionally, Delhaize America, LLC repurchased in 2009, 150,000 Delhaize Group ADRs for an aggregate amount of USD 11 million, representing approximately 0.15% of the Delhaize Group share capital as at December 31, 2009 and transferred 83,013 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2009, Delhaize Group owned 955,586 treasury shares (including ADRs), of which 749,704 were acquired prior to 2009, representing approximately 0.95% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500,000 Delhaize Group ordinary shares on Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This mandate was renewed on March 15, 2010 and allows the institution to purchase up to 1,100,000 Delhaize Group ordinary shares on Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

In August 2009, Delhaize America engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America. The financial institution completed the purchases allowed under the plan in December 2009, purchasing a total of 150,000 ADRs.

Retained Earnings

Retained earnings increased in 2009 by EUR 366 million, representing the profit attributable to owners of the parent (EUR 514 million) net of the dividend declared in 2009 of EUR 148 million.

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2009, 2008 and 2007, Delhaize Group’s legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

	December 31,
(in millions of EUR)	2009	2008	2007
Deferred gain (loss) on discontinued cash flow hedges:
Gross	(15)	(16)	(16)
Tax effect	6	6	6
Cash flow hedge:
Gross	(9)	—	—
Tax effect	3	—	—
Actuarial gain (loss) on defined benefit plans:
Gross	(43)	(35)	(6)
Tax effect	16	13	2
Amount attributable to non-controlling interest	—	—	1
Unrealized gain (loss) on securities available-for-sale:
Gross	3	9	2
Tax effect	(1)	(2)	(1)
Total other reserves	(40)	(25)	(12)

•

Deferred gain (loss) on discontinued cash flow hedge: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 18.1). Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments.

•

Cash flow hedge: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). No “basis adjustments” took place during 2009.

•

Actuarial gain (loss) on defined benefit plans: Delhaize Group elected to recognize actuarial gains and losses, which represent adjustments to the defined benefit net liabilities due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI (see Note 21.1). Actuarial gains and losses are never reclassified into profit or loss.

•	Unrealized gain (loss) on securities available for sale: The Group recognizes in this reserve fair value changes on financial assets classified and held as available-for-sale.

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value while keeping sufficient flexibility to execute strategic projects and reduce cost of capital. The Group monitors capital by using the same debt/equity classifications as applied in its IFRS reporting.

During 2009, the capital and share premium of Delhaize Group increased by EUR 14 million.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
Non-controlling interests (in millions of EUR)	Note	2009	2008	2007
Belgium		1	1	1
Greece	4.2	16	51	48
Total		17	52	49

17. Dividends

On May 28, 2009, the shareholders approved the payment of a gross dividend of EUR 1.48 per share (EUR 1.11 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 149 million. On May 22, 2008, the shareholders approved the payment of a gross dividend of EUR 1.44 per share (EUR 1.08 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 144 million.

With respect to the financial year 2009, the Board of Directors proposed a gross dividend of EUR 1.60 per share to be paid to owners of ordinary shares against coupon no. 48 on June 3, 2010. This dividend was approved by shareholders at the Ordinary General Meeting of May 27, 2010 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The total financial year 2009 dividend, based on the number of shares outstanding at May 27, 2010 is EUR 162 million. The payment of this dividend will not have income tax consequences for the Group.

18. Financial Liabilities

18.1. Long-term Debt

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

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

				December 31,
(in millions of EUR)	Nominal Interest Rate	Maturity	Currency	2009	2008	2007
Debentures, unsecured	9.00%	2031	USD	553	572	541
Notes, unsecured	8.05%	2027	USD	84	87	82
Bonds, unsecured	6.50%	2017	USD	309	320	302
Notes, unsecured(1)	5.625%	2014	EUR	543	537	504
Senior Notes, unsecured(1)	5.875%	2014	USD	206	—	—
Bonds, unsecured(2)	5.10%	2013	EUR	80	80	—
Notes, unsecured	8.125%	2011	USD	35	36	34
Bonds, unsecured(2)	3.895%	2010	EUR	40	40	40
Convertible bonds, unsecured	2.75%	2009	EUR	—	170	165
Eurobond, unsecured	4.625%	2009	EUR	—	150	150
Notes, unsecured	8.00%	2008	EUR	—	—	99
Other debt	5.75%to 7%	2014	USD	5	—	—
Mortgages payable	7.55% to 8.65%	2008 to 2016	USD	2	3	4
Senior notes	6.31% to 7.41%	2007 to 2016	USD	8	12	19
Other notes, unsecured	7.50% to 14.15%	2007 to 2013	USD	1	1	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	78	81	77
Bank borrowings			EUR	2	3	3
Total non-subordinated borrowings				1,946	2,092	2,021
Less current portion				(42)	(326)	(109)
Total non-subordinated borrowings, non-current				1,904	1,766	1,912

(1)	Notes are part of hedging relationship (see Note 19).
(2)	Bonds have been issued by Delhaize Group’s Greek subsidiary Alfa Beta.

The interest rate on long-term debt (excluding finance leases) was on average 5.7%, 5.6% and 6.7% at December 31, 2009, 2008 and 2007 respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). No notes were outstanding at December 31, 2009, 2008 and 2007.

Issuance of New Long-term Debts

On February 2, 2009, Delhaize Group issued USD 300 million aggregate principal amount of Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principal amount.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of the outstanding aggregate principal amount in the event of a change in control of Delhaize Group. The Senior Notes are not listed but have been offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission.

The USD Senior Notes were subsequently swapped entirely into EUR in order to hedge the variability in the cash flows associated with the Senior Notes due to changes in the exchange rates (see Note 19).

Repayment of Long-term Debts

•

Convertible bonds: In April 2004, Delhaize Group issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295 million. In 2007, EUR 129 million convertible bonds were converted into 2,267,528 shares, leaving EUR 170 million outstanding bonds, which matured and were repaid in April 2009.

•	Eurobond: On May 18, 2009 Delhaize Group’s Eurobond, issued in 1999, with an outstanding balance of EUR 150 million at December 31, 2008, matured and was repaid.

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

As of December 31, 2009, 2008 and 2007, USD 12 million (EUR 9 million), USD 18 million (EUR 13 million) and USD 30 million (EUR 20 million) in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2009, 2008 and 2007, restricted securities of USD 15 million (EUR 10 million), USD 21 million (EUR 15 million) and USD 32 million (EUR 22 million), respectively, were recorded in investment in securities on the balance sheet.

Long-term Debt by Currency

The main currencies in which Delhaize Group’s long-term (excluding finance leases) debt are denominated are as follows:

	December 31,
(in millions of EUR)	2009	2008	2007
U.S. dollar	1,281	1,112	1,060
Euro	665	980	961
Total	1,946	2,092	2,021

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of USD)	2010	2011	2012	2013	2014	Thereafter	Fair Value
Notes due 2011	—	50	—	—	—	—	53
Average interest rate	—	8.13%	—	—	—	—	—
Interest due	4	2	—	—	—	—	—
Notes due 2014	—	—	—	—	300	—	318
Average interest rate	—	—	—	—	5.88%	—	—
Interest due	18	18	18	18	9	—	—
Notes due 2017	—	—	—	—	—	450	489
Average interest rate	—	—	—	—	—	6.50%	—
Interest due	29	29	29	29	29	73	—
Notes due 2027	—	—	—	—	—	126	136
Average interest rate	—	—	—	—	—	8.05%	—
Interest due	10	10	10	10	10	127	—
Debentures due 2031	—	—	—	—	—	805	1,029
Average interest rate	—	—	—	—	—	9.00%	—
Interest due	72	72	72	72	72	1,195	—
Term loan 2012	—	—	113	—	—	—	105
Average Interest Rate	—	—	0.88%	—	—	—	—
Interest due	1	1	1	—	—	—	—
Senior and other notes	2	2	—	—	—	9	14
Average interest rate	6.58%	6.58%	—	—	—	7.06%	—
Interest due	1	1	1	1	1	1	—
Mortgages payable	1	1	—	—	—	1	4
Average interest rate	7.75%	7.75%	—	—	—	8.25%	—
Interest due	—	—	—	—	—	—	—
Other debt 2014	—	—	—	—	6	—	7
Average interest rate	—	—	—	—	7.00%	—	—
Interest due	—	—	—	—	—	—	—
Total cash flows in USD	138	186	244	130	427	2,787	2,155
Total cash flows in USD translated in millions of EUR	96	129	169	90	296	1,935	1,496

(in millions of EUR)	2010	2011	2012	2013	2014	Thereafter	Fair Value
Bonds due 2010	40	—	—	—	—	—	40
Average interest rate	3.90%	—	—	—	—	—	—
Interest due	2	—	—	—	—	—	—
Bond due 2013	—	—	—	80	—	—	86
Average interest rate	—	—	—	5.10%	—	—	—
Interest due	4	4	4	4	—	—	—
Notes due 2014	—	—	—	—	500	—	534
Average interest rate	—	—	—	—	5.63%	—	—
Interest due	28	28	28	28	28	—	—
Bank borrowings	—	—	—	—	2	—	2
Average interest rate	—	—	—	—	2.00%	—	—
Interest due	—	—	—	—	—	—	—
Total cash flows in EUR	74	32	32	112	530	—	662
Total cash flows	170	161	201	202	826	1,935	2,158

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g. on demand deposits), the liability is allocated to the earliest period in which the Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt is based on the current market quotes for publicly traded debt (multiplying the quoted price with the nominal amount). Fair values of non-public debt are estimated using rates currently available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries:

	December 31,
(in millions of EUR)	2009	2008	2007
Fair value of long-term debt	2,158	1,963	2,146
Carrying value of long-term debt:
Current	42	326	109
Non-current	1,904	1,766	1,912
Total	1,946	2,092	2,021

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 17 million at December 31, 2009 and EUR 4 million at December 31, 2008 and 2007.

At December 31, 2009, 2008 and 2007, EUR 22 million, EUR 17 million and EUR 13 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the Notes due in 2011 (USD), 2014 (USD), 2014 (EUR), 2017 (USD) and 2027 (USD) and the Debentures due in 2031 (USD) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (USD), 2014 (EUR) and 2017 (USD) Notes also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. None of the Group’s long-term debts are subject to changes in credit rating clauses.

The Term Loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The Bonds due in 2010 and 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2009, 2008 and 2007, Delhaize Group was in compliance with all covenants for long-term debt, and headroom on financial covenants at December 31, 2009, was at least 30% for all ratios.

18.2. Short-term Borrowings

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2009	2008	2007
U.S. Dollar	35	—	38
Euro	28	152	3
Total	63	152	41

The carrying amounts of short-term borrowings approximate their fair values.

U.S. Entities

In December 2009, Delhaize America, LLC entered into an unsecured revolving credit agreement (“The Credit Agreement”), which provides the entity with a three-year USD 500 million (EUR 347 million), unsecured, committed revolving credit facility, including a USD 100 million (EUR 69 million) sub-limit for the issuance of letters of credit, and a USD 35 million (EUR 24 million) sub-limit for swingline loans. The aggregate maximum principal amount available under the Credit Agreement may be increased to an aggregate amount not exceeding USD 650 million (EUR 451 million). Funds are available under the Credit Agreement for general corporate purposes. The Credit Agreement will mature on December 1, 2012. The credit facility is guaranteed under the cross guarantee agreement between Delhaize Group and Delhaize America, LLC. This agreement is a second amendment and restatement of the credit agreement entered into in 2005 and subsequently amended and restated in 2007.

Delhaize America, LLC had outstanding borrowings under the 2009 credit agreement of USD 50 million (EUR 35 million) as of December 31, 2009, no outstanding borrowings as of December 31, 2008 and USD 50 million (EUR 34 million) in outstanding borrowings as of December 31, 2007.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had average daily borrowings of USD 3 million (EUR 2 million) during 2009, USD 25 million (EUR 18 million) during 2008 and USD 36 million (EUR 26 million) during 2007. No credit agreements amounts were used to fund letters of credit during 2009 and approximately USD 1 million (EUR 1 million), of the 2005 Credit Agreement was used to fund letters of credit during 2008 and 2007. In addition to the Credit Agreement, Delhaize America, LLC had approximately USD 37 million (EUR 26 million), USD 77 million (EUR 55 million) and USD 73 million (EUR 50 million) outstanding to fund letters of credit as of December 31, 2009, 2008 and 2007 respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and which amounted to USD 30 million (EUR 21 million) at December 31, 2009. As of December 31, 2009 and 2008, Delhaize America, LLC had no borrowings outstanding under such arrangements. There was USD 6 million (EUR 4 million) outstanding under these arrangements at December 31, 2007.

European and Asian Entities

At December 31, 2009, 2008 and 2007 the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of EUR 542 million (of which EUR 275 million of committed credit facilities), EUR 621 million and EUR 561 million, respectively, under which Delhaize Group can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 28 million in outstanding short-term bank borrowings at December 31, 2009 compared to EUR 152 million in outstanding short-term bank borrowings at December 31, 2008 and EUR 3 million borrowings outstanding at December 31, 2007, respectively, with an average interest rate of 3.83%, 4.37% and 5.05%, respectively. During 2009, the Group’s European and Asian average borrowings were EUR 151 million at a daily average interest rate of 2.79%.

Debt Covenants for Short-term Borrowings

The three-year USD 500 million syndicated revolving credit facility and the EUR 275 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets, merger and dividend, as well as minimum fixed charge coverage ratios, maximum leverage ratios and maximum equity variation ratios based on non-GAAP measures.

At December 31, 2009, 2008 and 2007, Delhaize Group was in compliance with all covenants conditions for Short-term Borrowings, and headroom on financial covenants at December 31, 2009, was at least 20% for all ratios.

18.3. Leases

As explained in Note 2.3, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or in full) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 36 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments, which have not been reduced by expected minimum sublease income of EUR 68 million, due over the term of non-cancellable subleases, as of December 31, 2009:

(in millions of EUR)	2010	2011	2012	2013	2014	Thereafter	Total
Finance Leases
Future minimum lease payments	119	112	108	104	99	889	1,431
Less amount representing interest	(75)	(69)	(65)	(60)	(54)	(421)	(744)
Present value of minimum lease payments	44	43	43	44	45	468	687
Of which related to closed store lease obligations	3	3	3	3	2	16	30
Operating Leases
Future minimum lease payments (for non-cancellable leases)	260	224	207	166	149	852	1,858
Of which related to close store lease obligations	13	11	10	9	7	27	77

The average effective interest rate for finance leases was 11.8%, 11.9% and 11.7% at December 31, 2009, 2008 and 2007, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 6.1% at December 31, 2009 was EUR 887 million (2008: 8.3%, EUR 817 million; 2007: 6.8%, EUR 827 million).

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 270 million, EUR 245 million and EUR 242 million in 2009, 2008 and 2007, respectively, being included predominately in “Selling, general and administrative expenses.” Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2009, 2008 and 2007.

Sublease payments received and recognized into income for 2009, 2008 and 2007 were EUR 22 million, EUR 19 million and EUR 20 million, respectively.

Delhaize Group signed lease agreements for additional store facilities, under construction at December 31, 2009. The corresponding lease terms as well as the renewal options generally range from 3 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction amount to approximately EUR 166 million.

Provisions for EUR 53 million, EUR 32 million and EUR 34 million at December 31, 2009, 2008 and 2007, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor - Finance and Operating Expected Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties or retail units in shopping centers containing a Delhaize Group store. Currently the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other Operating Income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2009 can be summarized as follows:

(in millions of EUR)	2010	2011	2012	2013	2014	Thereafter	Total
Future minimum lease payments to be received	33	24	24	8	8	13	110
Of which related to sub-lease agreements	19	18	18	2	2	9	68

The total amount of EUR 110 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed Store Provision” (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

18.4 Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, and cash and cash equivalents.

		December 31,
(in millions of EUR)	Note	2009	2008	2007
Non-current financial debt	18.1, 18.3	2,547	2,409	2,508
Current financial liabilities	18.1, 18.2, 18.3	149	522	189
Derivative liabilities	19	40	—	1
Derivative assets	19	(96)	(58)	(53)
Investments in securities - non current	11	(126)	(123)	(116)
Investments in securities - current	11	(12)	(28)	(36)
Cash and cash equivalents	15	(439)	(320)	(249)
Net debt		2,063	2,402	2,244
Net debt to equity ratio		46.8%	57.3%	61.0%

The following table summarizes the movement of net debt during 2009:

(in millions of EUR)	Note
Net debt at January 1, 2009		2,402
Free cash flow		(518)
Exercise of stock options and warrants		(16)
Purchase of treasury shares		10
Dividends paid	17	152
Net debt after cash movements		2,030
Non-cash movements		66
Currency translation effect on assets and liabilities		(33)
Net debt at December 31, 2009		2,063

Free cash flow is defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities and can be summarized as follows:

(in millions of EUR)	2009
Net cash provided by operating activities	1,176
Net cash used in investing activities	(663)
Investment in debt securities (net)	5
Free cash flow	518

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

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

Derivative instruments are mandatorily classified as “held for trading” and carried at fair value being the amount a resulting asset could be exchanged or a liability settled:

	December 31,
(in millions of EUR)	2009		2008		2007
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	61	—	39	—	7	1
Cross currency swaps	35	40	18	—	46	—
Foreign exchange forward contracts	—	—	1	—	—	—
Total	96	40	58	—	53	1

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculative / trading, but rather for hedging (both economic and accounting) purposes alone. The following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2009:

(in millions of EUR)	1 - 3 months		4 - 12 months		2011 - 2013		2014
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	—	—	29	—	87	—	29
Outflows	—	(2)	—	(6)	—	(25)	—	(4)
Cross-currency interest rate swaps being part of a cash flow hedge relationship
Inflows	—	6	—	6	—	37	208	6
Outflows	—	(15)	—	—	—	(45)	(228)	(15)
Cross-currency interest rate swaps without a hedging relationship
Inflows	17	3	—	6	—	25	500	4
Outflows	(20)	(3)	—	(4)	—	(17)	(465)	(3)
Forward exchange contracts without a hedging relationship
Inflows	7	—	—	—	—	—	—	—
Outflows	(7)	—	—	—	—	—	—	—

Total Cash Flows	(3)	(11)	—	31	—	62	15	17

Interest Rate Swaps

Fair value hedge:

Delhaize Group issued in 2007 EUR 500 million Senior Notes with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1).

In order to hedge that risk, Delhaize America, LLC, swapped 100% of the proceeds to an EURIBOR 3m floating rate for the 7 year term. The maturity dates of interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as fair value hedges. The aim of the hedge is to transform the fixed rate Notes into variable interest debt (“hedged risk”). Credit risks are not part of the hedging relationship. The effectiveness is tested using statistical methods in the form of a regression analysis.

Changes in fair values were recorded in the income statement as finance costs as follows:

	December 31,
(in millions of EUR)	Note	2009	2008	2007
Losses (gains) on
Interest rate swaps	29.1	(8)	(31)	(7)
Related debt instruments	29.1	8	31	7
Total		—	—	—

Discontinued cash flow hedge:

In the second quarter of 2007, Delhaize Group entered into interest rate swap arrangements to hedge the variability of the cash flows related to the refinancing of a portion of its debt (see Note 18.1). The arrangements were terminated before completion of the refinancing. A loss of EUR 4 million, related to the tender offer, was recognized in finance costs of that year. The swap arrangements related to the new debt issue were initially designated as a cash flow hedge and consequently the gain (EUR 2 million) from discontinuing the hedge accounting is deferred (“Discontinued cash flow hedge reserve”) and amortized to finance costs over the term of the underlying debt, which matures in 2017.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

As explained in Note 18.1, Delhaize Group issued in 2009 a USD 300 million Bond with a 5.875% fixed interest rate and a 5 year term (“hedged item”), exposing Delhaize Group to currency risk on USD cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a EURO fixed rate liability with a 5 year term (“hedging instrument”). The maturity dates, the USD interest rate, the interest payment dates, and the USD flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as cash flow hedges. Delhaize Group tests effectiveness by comparing the movements in cash flows of the hedged item with those of a “hypothetical derivative” representing the

“perfect hedge.” The terms of the hedging instrument and the hypothetical derivative are the same, with the exception of counterparty credit risk, which is closely monitored by the Group. During 2009, the Group recognized fair value losses of the hedging instrument of EUR 31 million in the “Cash flow hedge reserve,” representing the effective portion of the hedging relationship. Thereof, EUR 22 million have been recycled to profit or loss (“Finance costs”, see Note 29.1) in order to offset foreign currency gains recognized in the income statement relating to the hedged risk. Net of taxes (EUR 3 million), the total loss recognized at December 31, 2009 in the “Cash flow hedge reserve” was EUR 6 million (see Note 16).

Economic hedges:

Other contracts have been put in place, but none are designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged. Generally, Delhaize Group does not designate and document such transactions as hedge accounting relationships.

In 2007, and simultaneously to entering into interest rate swaps described above, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (EUR 500 million for USD 670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, LLC’s underlying EUR 500 million term loan.

In addition, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its functional currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2009. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement, except - as explained above - for the USD 300 million Senior Notes, which are designated as cash flow hedges:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2009 (EUR)	Fair Value Dec. 31, 2008 (EUR)	Fair Value Dec. 31, 2007 (EUR)
2009	2010	EUR 20	12m EURIBOR +4.99%	USD 25	12M LIBOR +4.94%	(2)	—	—
2009	2014	EUR 228	6.63%	USD 300	5.875%	(38)	—	—
2008	2009	EUR 7	12m EURIBOR +1.31%	USD 10	12m LIBOR +1.34%	—	—	—
2007	2014	USD 670	3m LIBOR +0.98%	EUR 500	3m EURIBOR +0.94%	35	18	46
2007	2008	EUR 7	12m EURIBOR +1.37%	USD 10	12m LIBOR +1.34%	—	—	(1)
2007	2008	RON 13	9m BUBOR +1.05%	EUR 4	3m EURIBOR +5.67%	—	—	—

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

At December 31, 2009, Delhaize Group held a foreign exchange forward contract to purchase in 2010 USD 11 million in exchange of EUR 7 million to offset the foreign currency risk on an intercompany loan denominated in USD.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from investments,” depending on the underlying transaction.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., EUR 96 million at December 31, 2009). See Note 12 in connection with collateral posted on derivative financial liabilities.

20. Provisions

	December 31,
(in millions of EUR)	Note	2009	2008	2007
Closed stores:	20.1
Non-current		44	40	38
Current		10	11	13
Self-insurance:	20.2
Non-current		75	90	83
Current		33	32	28
Pension benefit and other post-employment benefits:	21
Non-current		81	74	64
Current		2	—	—
Other:	20.3
Non-current		28	22	22
Current		7	6	1
Total provisions
Non-current		228	226	207
Current		52	49	42

20.1. Closed Store Provisions

As explained in Note 2.3, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance (“termination”) costs. The amounts recognized reflect management’s best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-leasee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the United States, with remaining lease terms ranging from one to 19 years. The average remaining lease term for closed stores was 4.3 years at December 31, 2009. Minor amounts (less than EUR 2 million), recognized in 2009 and 2008, relate to termination benefits (zero in 2007).

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2009	2008	2007
Closed store provision at January 1	51	51	84
Additions:
Store closings - lease obligations	10	6	4
Store closings - other exit costs	2	2	5
Update of estimates	5	1	—
Interest expense (unwinding of discount)	4	4	5
Utilization:
Lease payments made	(14)	(11)	(14)
Lease terminations	(1)	(3)	(6)
Payments made for other exit costs	—	(2)	(3)
Transfer to other accounts	(1)	—	(17)
Currency translation effect	(2)	3	(7)
Closed store provision at December 31	54	51	51

During 2009, 2008 and 2007, Delhaize Group recorded additions to the closed store provision of EUR 12 million, EUR 8 million and EUR 9 million, primarily related to 32, 19 and 26 store closings, respectively made in the ordinary course of business. In 2009, the updating of the assumptions applied to discount future cash flows resulted in a charge of EUR 4 million included in “Other Operating Expenses” (see Note 28).

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2007	181
Store closings added	26
Stores sold/lease terminated	(39)
Balance at December 31, 2007	168
Store closings added	19
Stores sold/lease terminated	(38)
Balance at December 31, 2008	149
Store closings added	32
Stores sold/lease terminated	(35)
Balance at December 31, 2009	146

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	Note	2009	2008	2007
Other operating expenses	28	17	9	8
Interest expense included in “Finance costs”	29.1	4	3	4
Results from discontinued operations	5.3	—	1	2
Total		21	13	14

20.2. Self-insurance Provision

Delhaize Group’s U.S. operations are self-insured for their workers’ compensation, general liability, vehicle accident and pharmacy claims up to certain retention limits and hold excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

•	USD 1.0 million per accident for workers’ compensation;

•	USD 3.0 million per occurrence for general liability,

•	USD 5.0 million per accident for vehicle accident, and

•	USD 5.0 million per occurrence for pharmacy claims.

In addition, Delhaize Group is self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision can be summarized as follows:

(in millions of EUR)	2009	2008	2007
Self-insurance provision at January 1	122	111	118
Expense charged to earnings	158	153	145
Claims paid	(169)	(148)	(139)
Currency translation effect	(3)	6	(13)
Self-insurance provision at December 31	108	122	111

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation, etc. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

20.3. Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions can be summarized as follows:

(in millions of EUR)	2009	2008	2007
Other provisions at January 1	28	23	22
Expense charged to earnings	8	1	3
Payments made	(5)	(3)	(3)
Transfer from other accounts	4	8	1
Transfer to liabilities associated with assets held for sale	—	(2)	—
Currency translation effect	—	1	—
Other provisions at December 31	35	28	23

21. Employee Benefits

21.1. Pension Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid in and with the appropriate maturity date;

mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

•

In Belgium, Delhaize Group adopted for substantially all of its employees a defined contribution plan, under which the employer, and from 2005 the employees also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not participating in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. The expenses related to the plan were EUR 4 million in 2009 and EUR 3 million in 2008 and 2007, respectively.

•

In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Kash n’ Karry (the legal entity operating the Sweetbay stores) with one or more years of service. As of the beginning of the plan year 2008, profit-sharing contributions substantially vest after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Kash n’ Karry employees to make elective deferrals of their compensation and allows Food Lion and Kash n’ Karry to make matching contributions.

Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these US defined contribution retirement plans were EUR 38 million, EUR 41 million and EUR 41 million in 2009, 2008 and 2007, respectively.

•

In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

•

Delhaize Belgium has a defined benefit pension plan covering approximately 6% of its employees. The plan is subject to legal funding requirements and is funded by contributions by members and Delhaize Belgium. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. An insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

•

In the US, Delhaize Group maintains a non-contributory funded defined benefit pension plan covering approximately 60% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reduction in future contributions. The plan traditionally invests mainly in equity securities and is, therefore, exposed to stock market movements.

Further, Delhaize Group operates in the US unfunded supplemental executive retirement plans (“SERP”) covering a limited number of executives of Food Lion, Hannaford and Kash n’ Karry. Benefits generally are based on average earnings, years of service and age at retirement. In addition, both Hannaford and Food Lion offer nonqualified deferred compensation - unfunded - plans to a very limited number of both Hannaford and Food Lion executives. At the end of 2008, Delhaize Group significantly reduced the number of participants in the SERP operated by Food Lion in exchange for future contributions by the Company into the nonqualified deferred compensation plan. This reduction in number of participants qualified as a curtailment under IAS 19 and the Group recognized a net gain of USD 8 million (EUR 6 million) included in “Selling, general and administrative expenses,” consisting of USD 12 million (EUR 9 million) curtailment gain offset by additional expenses in connection with the future contributions of USD 4 million (EUR 3 million).

•

Alfa Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa Beta are covered by this plan.

•

Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo are covered by this plan.

Defined Benefit Plans

(in millions of EUR)	2009			2008			2007
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation
Benefit obligation at January 1	111	106	217	104	110	214	109	116	225
Current service cost	8	4	12	7	4	11	7	5	12
Interest cost	7	6	13	6	6	12	6	5	11
Plan participants’ contributions	—	2	2	—	2	2	—	2	2
Amendments	—	—	—	—	—	—	1	—	1
Actuarial (gain)/loss	11	6	17	2	(2)	—	(1)	(10)	(11)
Benefits paid	(6)	(4)	(10)	(6)	(15)	(21)	(7)	(9)	(16)
Business combinations / divestures/ transfers	10	—	10	—	—	—	—	—	—
Plan curtailments	—	—	—	(8)	—	(8)	—	—	—
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	(5)	—	(5)	6	—	6	(11)	—	(11)

Benefit obligation at December 31	136	121	257	111	106	217	104	110	214
Change in plan assets:
Fair value of plans assets at January 1	79	69	148	82	71	153	85	65	150
Expected return on plan assets	6	3	9	6	4	10	6	3	9
Actuarial gain/(loss) on plan assets	9	(1)	8	(28)	(1)	(29)	(1)	—	(1)
Employer contributions	14	9	23	21	8	29	8	10	18
Plan participants’ contributions	—	2	2	—	2	2	—	2	2
Benefits paid	(6)	(4)	(10)	(6)	(15)	(21)	(7)	(9)	(16)
Currency translation effect	(3)	—	(3)	4	—	4	(9)	—	(9)

Fair value of plans assets at December 31	99	78	177	79	69	148	82	71	153
Actual return on plan assets	15	2	17	(22)	3	(19)	5	3	8
Amounts recognized in the balance sheet:
Present value of funded obligation	113	101	214	101	87	188	91	92	183
Fair Value of plan assets	(99)	(78)	(177)	(79)	(69)	(148)	(82)	(71)	(153)

Deficit for funded plans	14	23	37	22	18	40	9	21	30
Present value of unfunded obligations	23	20	43	10	19	29	13	18	31
Unrecognized past service (cost) benefits	—	—	—	—	—	—	(1)	—	(1)
Net liability	37	43	80	32	37	69	21	39	60

Weighted average assumptions used to determine benefit obligations:
Discount rate	5.54%	4.66%		6.01%	5.55%		6.00%	5.32%
Rate of compensation increase	4.74%	3.29%		4.67%	3.38%		4.76%	3.37%
Rate of price inflation	3.50%	2.00%		3.50%	2.09%		3.50%	2.08%

(in millions of EUR)	2009			2008			2007
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Component of pension cost:
Amounts recognized in the income statement:
Current service cost	8	4	12	7	4	11	7	5	12
Interest cost	7	6	13	6	6	12	6	5	11
Expected return on plan assets	(6)	(3)	(9)	(6)	(4)	(10)	(6)	(3)	(9)
Amortization of past service cost	—	—	—	1	—	1	—	—	—
Curtailment gain recognized	—	—	—	(8)	—	(8)	—	—	—
Settlement loss recognized	—	1	1	—	1	1	—	1	1

Total pension cost recognized in the income statement	9	8	17	—	7	7	7	8	15
Amounts recognized in OCI:
Actuarial (gains)/losses immediately recognized	2	7	9	30	(1)	29	—	(10)	(10)
Effect of changes in exchange rates	1	—	1	—	—	—	—	—	—

Cumulative amount of actuarial gains and losses recognized	31	12	43	28	5	33	(2)	6	4

Weighted average assumptions used to determine pension cost:
Discount rate:	6.01%	5.55%		6.00%	5.32%		5.75%	4.34%
Expected long-term rate of return on plan assets during year	7.75%	4.40%		7.75%	4.90%		7.75%	4.15%
Rate of compensation increase	4.67%	3.38%		4.76%	3.37%		4.60%	3.36%
Rate of price inflation	3.50%	2.09%		3.50%	2.08%		3.50%	2.07%

(in millions of EUR)	2009			2008			2007
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	136	121	257	111	106	217	104	110	214
Plan Assets	99	78	177	79	69	148	82	71	153
Surplus	37	43	80	32	37	69	21	39	60
Experience (gains) and losses:
Related to plan assets	(9)	1	(8)	28	1	29	1	—	1
Percentage of plan assets	-9.15%	0.93%	-4.52%	35.61%	0.87%	19.38%	0.30%	-0.14%	0.13%
Related to plan liabilities	—	1	1	2	1	3	1	—	1
Percentage of plan liabilities	-0.04%	0.49%	0.39%	1.83%	1.13%	1.51%	0.63%	0.09%	0.37%

(in millions of EUR)				2006			2005
				United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation				109	116	225	121	114	235
Plan Assets				85	65	150	82	60	142
Surplus				24	51	75	39	54	93
Experience (gains) and losses:
Related to plan assets				(4)	1	(3)	1	1	2
Percentage of plan assets				-5.10%	0.44%	-2.73%	0.68%	1.01%	0.85%
Related to plan liabilities				(3)	1	(2)	1	12	13
Percentage of plan liabilities				-2.48%	0.84%	-0.76%	0.45%	10.22%	5.18%

(in millions of EUR)	2009			2008			2007
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	32	37	69	21	39	60	24	51	75
Pension expense recognized in the income statement in the year	9	8	17	—	7	7	7	8	15
Amounts recognized in OCI	2	7	9	30	(1)	29	—	(10)	(10)
Employer contributions made in the year	(14)	(8)	(22)	(21)	(7)	(28)	(7)	(9)	(16)
Benefits paid directly by company in the year	—	(1)	(1)	—	(1)	(1)	(1)	(1)	(2)
Business combinations / divestures / transfers	10	—	10	—	—	—	—	—	—
Currency translation effect	(2)	—	(2)	2	—	2	(2)	—	(2)
Balance sheet liability at December 31	37	43	80	32	37	69	21	39	60

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

	December 31,
	2009	2008	2007
Equities	11%	11%	12%
Debt	73%	69%	70%
Real estate	2%	3%	3%
Other assets (e.g., cash equivalents)	14%	17%	15%

In 2010, Delhaize Belgium expects to contribute EUR 7 million to the defined benefit pension plan.

The expected long-term rate of return for Delhaize Belgium’s defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically through the year and the Group is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The Hannaford plan asset allocation was as follows:

	December 31,
	2009	2008	2007
Equities	63%	47%	78%
Debt	29%	30%	18%
Other (e.g., cash equivalents)	8%	23%	4%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2010, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 7 million).

Total defined benefit expenses in profit or loss equal EUR 17 million, EUR 7 million and EUR 15 million for 2009, 2008 and 2007 respectively and can be summarized as follows:

	December 31,
	2009	2008	2007
Cost of sales	2	1	1
Selling, general and administrative expenses	15	6	14
Total defined benefit expense recognized in profit or loss	17	7	15

21.2. Other Post-Employment Benefits

Hannaford and Kash n’ Karry provide certain health care and life insurance benefits for retired employees, which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Kash n’ Karry employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2009 was EUR 2 million (2008: EUR 4 million, 2007: EUR 4 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was EUR 3 million, EUR 5 million and EUR 4 million for 2009, 2008 and 2007, respectively. The cumulative amount of actuarial losses recognized in OCI were EUR 2 million as of December 31, 2008 (2007: EUR 2 million). During 2009, the Group recognized actuarial gains of approximately EUR 2 million, bringing the total amount of accumulated actuarial gains and losses to approximately zero.

The assumptions applied in determining benefit obligation and cost, are summarized in the table below:

	December 31,
	2009	2008	2007
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	5.38%	5.80%	6.00%
Current health care cost trend	9.25%	9.77%	8.55%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2016	2015	2012

Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	5.80%	6.00%	5.80%
Current health care cost trend	9.77%	8.55%	9.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2015	2012	2012

A change by 100 basis points in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3. Share-Based Compensation

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

As explained in Note 2.3, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted and is expensed over the applicable vesting period. The Group’s share-based compensation plans are subject to service vesting conditions and do not contain any performance conditions.

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

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were EUR 20 million, EUR 21 million and EUR 22 million in 2009, 2008 and 2007, respectively.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a “performance cash” plan. As a consequence, as of 2009, only Vice Presidents and above are granted stock options.

Options granted to associates of non-U.S. operating companies generally vest after a service period of 3 1/2 years. Options generally expire seven years from the grant date. An exceptional three-year extension was offered in 2003 for options granted under the 2001 and 2002 grant years. In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the choice to extend the exercise period from 7 to 10 years. Delhaize Group accounted for that change as a modification of the plan and recognizes the non-significant incremental fair value granted, measured in accordance with IFRS 2, by this extension over the remaining vesting period.

Delhaize Group stock options granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2009	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2009 grant under the 2007 Stock option plan	June 2009	228,366	228,366	EUR 50.03	65	Jan. 1, 2013- June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237,291	235,786	EUR 49.25	318	Jan. 1, 2012- May 29, 2015
2007 Stock option plan	June 2007	185,474	182,759	EUR 71.84	619	Jan. 1, 2011- June 7, 2017(1)
2006 Stock option plan	June 2006	216,266	211,038	EUR 49.55	601	Jan. 1, 2010- June 8, 2013
2005 Stock option plan	June 2005	181,226	173,570	EUR 48.11	568	Jan. 1, 2009- June 14, 2012
2004 Stock option plan	June 2004	237,906	135,237	EUR 38.74	561	Jan. 1, 2008- June 20, 2011
2003 Stock option plan	June 2003	378,700	18,425	EUR 25.81	514	Jan. 1, 2007- June 24, 2010
2002 Stock option plan	June 2002	158,300	91,100	EUR 54.30	425	Jan. 1, 2006- June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	103,000	EUR 64.16	491	Jan. 1, 2005- June 4, 2011(1)

(1)	In accordance with Belgian law, most of the beneficiaries of the stock option plans agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 7, 2014 (under the 2007 Stock Option Plan), June 5, 2009 (under the 2002 Stock Option Plan), and June 4, 2008 (under the 2001 Stock Option Plan).

Activity associated with non-U.S. stock option plans is as follows:

2007	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,357,197	43.73
Granted	185,474	71.84
Exercised	(396,475)	30.20
Forfeited	(11,766)	50.67
Expired	—	—
Outstanding at end of year	1,134,430	52.99
Options exercisable at end of year	557,138	49.61

2008	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,134,430	52.99
Granted	237,291	49.25
Exercised	(27,767)	37.75
Forfeited	(8,587)	51.30
Expired	(2,400)	64.16
Outstanding at end of year	1,332,967	52.63
Options exercisable at end of year	700,312	49.66

2009	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,332,967	52.63
Granted	228,366	50.03
Exercised	(81,286)	37.35
Forfeited	(5,366)	56.31
Expired	(95,400)	62.85
Outstanding at end of year	1,379,281	52.38
Options exercisable at end of year	732,370	49.26

The weighted average remaining contractual term for the share options outstanding as at December 31, 2009 is 4.23 (2008: 3.96 and 2007: 4.41). The weighted average share price for options exercised during 2009 amounts to EUR 50.23 (2008: EUR 52.34; 2007: EUR 67.12).

The following table summarizes options outstanding and options exercisable as of December 31, 2009, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 25.81 - EUR 38.74	153,662	1.35	37.19
EUR 48.11 - EUR 54.30	939,860	4.38	49.79
EUR 64.16 - EUR 71.84	285,759	5.27	69.07

EUR 25.81 - EUR 71.84	1,379,281	4.23	52.38

Options exercisable at the end of 2009 had a weighted average remaining contractual term of 2.36 years (2008: 2.61; 2007: 3.33).

The weighted average fair values of options granted are EUR 10.99, EUR 7.38 and EUR 16.61 per option for the years 2009, 2008 and 2007, respectively, and were estimated on the date of grant using the following assumptions:

	2009	2008	2007
Share price	49.41	40.97	72.08
Expected dividend yield (%)	2.5	2.5	2.4
Expected volatility (%)	28.5	27.1	25.7
Risk-free interest rate (%)	2.8	4.3	4.5
Expected term (years)	5.0	5.0	4.6

The estimation of the expected volatility for 2007 excluded a period of abnormal volatility, which management of the Group considered being not representative for future expected stock price behavior and was not expected to recur during the expected contractual term of the options. No similar exclusion was made for the 2008 and 2009 calculations. If the abnormal period would not have been excluded, the total grant fair value would have increased by less than EUR 1 million, being spread over the vesting period.

U.S. Operating Entities Stock Options and Warrants Plans

During 2009, Delhaize Group also limited in its U.S. operating entities the number of associates that are entitled to future stock options to Vice Presidents and above.

Warrants granted under the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period and expire ten years from the grant date.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2009, there were options outstanding to acquire 40,803 ADRs under the “Delhaize America 2000 Stock Incentive Plan”, relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2009	Exercise Price	Number of Beneficiaries (at the Moment of Issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	June 2009	301,882	297,512	USD 70.27	88	Exercisable until 2019
	May 2008	528,542	465,325	USD 74.76	237	Exercisable until 2018
	June 2007	1,165,108	1,031,959	USD 96.30	3,238	Exercisable until 2017
	June 2006	1,324,347	701,732	USD 63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	373,206	USD 60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	281,848	USD 46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	182,122	USD 28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	328,760	USD 13.40 - USD 76.87	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive Plan -Options(1)	Various	703,765	40,803	USD 41.56- USD 85.88	4,512	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the “Delhaize Group 2002 Stock Incentive Plan” and the “Delhaize America 2000 Stock Incentive Plan” is as follows:

2007	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4,313,548	52.43
Granted	1,166,723	96.30
Exercised	(1,345,887)	48.35
Forfeited/expired	(134,342)	62.98
Outstanding at end of year	4,000,042	66.22
Options exercisable at end of year	1,483,762	48.96

2008	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4,000,042	66.22
Granted	531,393	74.76
Exercised	(319,280)	47.97
Forfeited/expired	(196,347)	73.72
Outstanding at end of year	4,015,808	68.45
Options exercisable at end of year	2,118,973	60.11

2009	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4,015,808	68.45
Granted	302,485	70.27
Exercised*	(486,774)	56.48
Forfeited/expired	(128,252)	76.24
Outstanding at end of year	3,703,267	69.90
Options exercisable at end of year	2,320,066	65.86
*	Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 212,528 at December 31, 2009.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2009 is 6.18 (2008: 6.67; 2007: 7.40). The weighted average share price for options exercised during 2009 amounts to USD 72.21 (2008: USD 76.14, 2007: USD 95.56).

The following table summarizes options and warrants outstanding as of December 31, 2009, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 28.91 - USD 46.40	500,985	3.65	39.70
USD 49.81 - USD 60.76	699,791	3.72	56.00
USD 62.32 - USD 96.30	2,502,491	7.37	79.83

USD 28.91 - USD 96.30	3,703,267	6.18	69.90

Options exercisable at the end of 2009 had a weighted average remaining contractual term of 5.40 years (2008: 5.49; 2007: 5.48).

The weighted average fair values of options granted were USD 12.88, USD 14.35 and USD 21.19 per option for the years 2009, 2008 and 2007, respectively and were estimated using the following weighted average assumptions:

	2009	2008	2007
Share price	70.27	74.76	96.30
Expected dividend yield (%)	2.6	2.4	2.3
Expected volatility (%)	26.3	25.7	26.9
Risk-free interest rate (%)	2.3	3.2	5.1
Expected term (years)	4.0	3.9	3.7

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards usually vest over a five-year period starting at the end of the second year (i.e. 25% each year as from the second year) after the award. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

In May 2002, Delhaize America, LLC ceased granting restricted stock awards under the “2000 Stock Incentive Plan” and began granting restricted stock unit awards under the “2002 Restricted Stock Unit Plan.”

Restricted stock unit awards granted to associates of U.S. operating companies under the “Delhaize America 2002 Restricted Stock Unit Plan” are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2009	Number of Beneficiaries (at the moment of issuance)
June 2009	150,073	147,536	245
May 2008	466,503	419,412	3,421
June 2007	102,512	62,354	222
June 2006	155,305	60,704	217
May 2005	145,868	26,344	204

Activity related to the restricted stock plans is as follows:

2007
Outstanding at beginning of year	515,321
Granted	102,512
Released from restriction	(137,625)
Forfeited/expired	(11,267)
Outstanding at end of year	468,941

2008
Outstanding at beginning of year	468,941
Granted	466,503
Released from restriction	(174,000)
Forfeited/expired	(58,334)
Outstanding at end of year	703,110

2009
Outstanding at beginning of year	703,110
Granted	150,073
Released from restriction	(117,756)
Forfeited/expired	(19,077)
Outstanding at end of year	716,350

The weighted average fair value at date of grant for restricted stock unit awards granted during 2009, 2008 and 2007 was USD 70.27, USD 74.74 and USD 96.30 based on the share price at the grant date, respectively.

22.	Income Taxes

The major components of income tax expense for the years ending December 31, 2009, 2008 and 2007 are:

Income tax expense (in millions of EUR)	2009	2008	2007
Continuing operations
Current tax	231	195	213
Taxes related to prior years recorded in the current year(1)	(4)	(14)	(1)
Utilization of previously unrecognized tax losses and tax credits	(8)	—	—
Deferred tax	12	38	(8)
Deferred taxes related to prior years recorded in the current year	2	—	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(5)	—	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	—	(2)	—
Total income tax expense from continuing operations	228	217	204
Total income tax expense from discontinued operations	—	—	(1)
Total income tax expense from continuing and discontinued operations	228	217	203

(1)	In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

Profit before taxes can be reconciled with net profit as follows:

Profit before taxes (in millions of EUR)	2009	2008	2007
Continuing operations	740	702	605
Discontinued operations	8	(6)	23
Total profit before taxes	748	696	628
Continuing and discontinued operations
Current tax	231	195	213
Taxes related to prior years recorded in the current year(1)	(4)	(14)	(1)
Utilization of previously unrecognized tax losses and tax credits	(8)	—	—
Deferred tax	12	38	(9)
Deferred taxes related to prior years recorded in the current year	2	—	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(5)	—	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	—	(2)	—
Total income tax expense from continuing and discontinued operations	228	217	203

Net profit	520	479	425

(1)	In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to the Group’s effective income tax rate:

	2009	2008	2007
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Different statutory tax rates in jurisdictions outside Belgium(1)	2.0	2.5	1.5
Non taxable income(2)	(0.1)	(0.1)	(1.3)
Non deductible expenses	1.4	1.4	0.9
Deductions from taxable income	(4.7)	(4.4)	(3.2)
Unrecognized deferred tax assets	(1.7)	—	0.1
Tax charges on dividend income	—	—	(0.2)
Adjustment on prior years(3)	(0.8)	(1.9)	(0.1)
Changes in tax rate or the imposition of new taxes(4)	0.6	(0.2)	—
Other	(0.3)	(0.1)	0.7
Effective tax rate	30.4%	31.2%	32.4%

(1)	Primarily due to United States federal and state income tax rates applied to the income of Delhaize America. In 2009, approximately 73% (2008 : 78%, 2007: 69%) of Delhaize Group’s consolidated profit before tax was attributable to Delhaize Group’s U.S. operations, which had a statutory tax rate of 38.4% (2008: 38.5%, 2007: 37.7%).
(2)	In 2007, non-taxable income relates to income on disposal of subsidiaries.
(3)	Primarily includes the impact of positive resolutions of tax matters.
(4)	In 2009 it primarily relates to the impact of the one-time tax levy in Greece.

The aggregated amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2009	2008	2007
Current tax	(1)	(2)	(16)
Deferred tax	(7)	(5)	11
Total tax credited directly to equity	(8)	(7)	(5)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint-venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 2.7 billion at December 31, 2009, EUR 2.3 billion at December 31, 2008, and EUR 1.8 billion at December 31, 2007.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

	December 31,
(in millions of EUR)	2009	2008	2007
Deferred tax liabilities	227	215	171
Deferred tax assets	23	8	6
Net deferred tax liabilities	204	207	165

The changes in the overall net deferred tax liabilities can be detailed as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2007	317	(31)	(54)	(23)	(31)		178
Charge (credit) to equity for the year	—	—	—	3	8		11
Charge (credit) to profit or loss for the year	(14)	13	(9)	(2)	3		(9)
Currency translation effect	(27)	2	6	1	3		(15)
Net deferred tax liabilities at December 31, 2007	276	(16)	(57)	(21)	(17)		165
Charge (credit) to equity for the year	—	—	—	(10)	5		(5)
Charge (credit) to profit or loss for the year	40	—	(7)	9	(4)		38
Effect of change in tax rates	(2)	—	—	—	—		(2)
Acquisition	1	—	(1)	—	1		1
Transfers to/from other accounts	(2)	2	(1)	—	1		—
Currency translation effect	15	(1)	(3)	(1)	—		10
Net deferred tax liabilities at December 31, 2008	328	(15)	(69)	(23)	(14)		207
Charge (credit) to equity for the year	—	—	—	(3)	(4	)(1)	(7)
Charge (credit) to profit or loss for the year	24	(1)	(2)	(1)	(11)		9
Effect of change in tax rates	1	—	—	—	(1)		—
Acquisition	1	—	—	—	—		1
Transfers to/from other accounts	—	—	—	1	(1)		—
Currency translation effect	(10)	1	2	1	—		(6)
Net deferred tax liabilities at December 31, 2009	344	(15)	(69)	(25)	(31)		204

(1)	Consists of EUR 3 million in relation to the cash flow hedge reserve and EUR 1 million relating to unrealized gains or losses on financial assets available for sale and as detailed in the “Statement of Comprehensive Income.”

At December 31, 2009, Delhaize Group has not recognized deferred tax assets of EUR 41 million, of which:

•	EUR 30 million relate to U.S. tax loss carry-forwards of EUR 593 million (mainly at a 4.3 % U.S. State effective tax rate), which if unused would expire at various dates between 2010 and 2029,

•	EUR 9 million relate to tax loss carry-forwards of EUR 46 million in Europe, which if unused would expire at various dates between 2010 and 2015,

•	EUR 2 million relate to tax loss carry-forwards of EUR 7 million in Europe which can be utilized without any time limitation.

The unused tax losses, unused tax credits and deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2009, the recognized deferred tax assets relating to unused tax losses and unused tax credits amount to EUR 29 million.

23. Accrued Expenses

	December 31,
(in millions of EUR)	2009	2008	2007
Accrued payroll and short-term benefits	302	286	298
Accrued interest	37	40	23
Other	58	52	55
Total accrued expenses	397	378	376

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of EUR)	Note	2009	2008	2007
Product cost, net of vendor allowances and cash discounts	25	14,255	13,665	13,631
Employee benefit expenses	26	2,752	2,607	2,588
Supplies, services and utilities purchased		765	761	729
Depreciation and amortization	7, 8, 9	515	474	475
Operating lease expenses	18.3	270	245	242
Bad debt allowance expense	14	20	15	12
Other expenses(1)		428	399	401
Total expenses by nature		19,005	18,166	18,078
Cost of Sales	25	14,813	14,204	14,155
Selling, general and administrative expenses		4,192	3,962	3,923
Total expenses by function		19,005	18,166	18,078

(1)	Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses.”

25. Cost of Sales

(in millions of EUR)	2009	2008	2007
Product cost, net of vendor allowances and cash discounts	14,255	13,665	13,631
Purchasing, distribution and transportation costs	558	539	524
Total	14,813	14,204	14,155

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, laid out in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (EUR 5 million, EUR 4 million and EUR 4 million in 2009, 2008 and 2007, respectively).

26. Employee Benefit Expense

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2009	2008	2007
Wages, salaries and short-term benefits including social security		2,672	2,529	2,506
Share option expense	21.3	20	21	22
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	60	57	60
Total		2,752	2,607	2,588

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2009	2008	2007
Cost of sales	336	317	316
Selling, general and administrative expenses	2,416	2,290	2,272

Employee benefits for continuing operations	2,752	2,607	2,588
Results from discontinued operations	2	3	15
Total	2,754	2,610	2,603

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2009	2008	2007
Rental income	30	28	28
Income from waste recycling activities	11	18	21
Services rendered to suppliers	11	14	15
Gains on sale of property, plant and equipment	5	12	11
Services rendered to wholesale customers	4	3	2
Return check services	2	4	4
Sale of business	1	4	11
Other	14	13	16
Total	78	96	108

The “Sale of business” line represents mainly various sales transactions of Cash Fresh stores in Belgium to independent owners. “Other” primarily includes in-store advertising, litigation settlement income and income from government grants.

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2009	2008	2007
Store closing and restructuring expenses	36	17	11
Impairment	22	20	15
Losses on sale of property, plant and equipment	9	8	10
Other	2	5	—
Total	69	50	36

The 2009 store closing and restructuring expenses mainly relate to (i) a U.S. organizational restructuring (EUR 19 million) and store closings being a result of an operational review (EUR 10 million at Food Lion), both initiated in December 2009 and (ii) the effect of updating the estimates used for existing store closing provisions (EUR 4 million).

The 2009 impairment losses mainly represent charges relating to (i) the U.S. organizational restructuring (EUR 2 million), (ii) impairment charges recognized on the above mentioned closed stores at Food Lion (EUR 9 million), (iii) early retirement of various software solutions (EUR 5 million) and

(iv) impairment losses mainly recorded for other underperforming stores across the Group in order to align recoverable amount and carrying value (EUR 6 million).

The 2008 store closing and restructuring expenses relate mainly to the closing of five “Plus Hellas” stores in Greece and the closure of seven Sweetbay stores in the U.S. The impairment losses represent mainly the adjustment of the carrying value of 26 Sweetbay stores (2007: 25 stores were impaired by EUR 14 million).

“Other” primarily consists of hurricane and other storm related expenses.

29. Financial Result

29.1. Finance Costs

(in millions of EUR)	Note	2009	2008	2007
Interest on current and long-term borrowings		120	130	159
Loss on rate lock to hedge for tender price		—	—	4
Losses on early retirement of debt		—	—	74
Tender fees		—	—	2
Interest on obligations under finance leases		76	73	76
Interest charged to closed store provisions (unwinding of discount)	20.1	4	3	4
Amortization of debt discounts (premiums) and financing costs		4	6	15
Amortization of deferred loss on hedge	16	1	1	16
Foreign currency (gains) losses on debt instrument covered by cash flow hedge	30	(20)	—	—
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	22	—	—
Foreign currency losses (gains) on debt instruments	30	3	(26)	46
Fair value (gains) losses on currency swaps		(1)	29	(47)
Fair value losses (gains) on debt instruments - fair value hedge	19	8	31	7
Fair value (gains) losses on derivative instruments - fair value hedge	19	(8)	(31)	(7)
Other finance costs		2	1	1
Less: capitalized interest		(3)	(4)	(3)
Total		208	213	347

In 2009, the foreign currency gains of the USD 300 million Senior Notes issued in February 2009 amounted to EUR 20 million. As the debt is part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (EUR 22 million).

In 2009, total foreign exchange losses on debt instruments amounted to EUR 3 million. These comprise foreign exchange losses (EUR 18 million) the Group incurred on the EUR 500 million Senior Note issued in 2007, which have been offset by fair value gains (EUR 19 million) of the cross-currency interest rate swap the Group entered into to economically hedge this risk (see Note 19), included in the line item “Fair value (gains) losses on currency swaps.” In addition, Delhaize Group accounted for foreign currency gains on various intragroup transactions (EUR 15 million), being completely offset by fair value losses of derivatives used for economic hedging purposes (also included in the line item “Fair value (gains) losses on currency swaps”).

The finance costs of 2007 were impacted by the following charges related to the Delhaize America debt tender offer:

(in millions of EUR)	2007
Losses on early retirement of debt	74
Amortization of deferred loss on hedge	14
Amortization of debt premiums / discounts and financing costs	7
Loss on rate lock to hedge for tender price	4
Tender fees	2
Total	101

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 6.9%, 6.6% and 7.4% in 2009, 2008 and 2007, respectively.

29.2. Income from Investments

(in millions of EUR)	Note	2009	2008	2007
Interest and dividend income from bank deposits and securities		7	12	12
(Losses) gains on disposal securities		(1)	—	—
Foreign currency (losses) gains on financial assets	30	(1)	(6)	—
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		—	5	—
Other investing income		1	—	3
Total		6	11	15

Impairment losses recognized on financial assets classified as available-for-sale are subsumed in “Other investing income” and amounted to EUR 1 million in 2008. No impairment losses were recognized in 2007 in connection with held-to-maturity financial assets.

Other investing income contained in 2007 a EUR 1 million gain recognized on the disposal of Di (see Note 5.1).

30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement are as follows:

(in millions of EUR)	Note	2009	2008	2007
Selling, general and administrative expenses		3	1	—
Finance costs	29.1	(17)	(26)	46
Income from investments	29.2	1	6	—
Result from discontinued operations	5.3	—	—	1
Total		(13)	(19)	47

In 2009 the foreign exchange differences credited to the finance costs consist of EUR 20 million foreign currency gains on the USD 300 million Senior Notes, which are covered by a cash flow hedge and EUR 3 million foreign currency losses on other debt instruments. As detailed in Note 29.1, the EUR 20 million foreign currency gains on the Senior Notes are offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument. The EUR 3 million exchange losses on other debts are partially offset by the fair value gains and losses on related currency swaps.

In 2008 and 2007, foreign exchange differences charged (credited) to finance costs were offset by the fair value gains and losses on the related currency swap, which were EUR 29 million and EUR (47) million, respectively.

31. Earnings Per Share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Until April 2009, the Group had two categories of dilutive potential ordinary shares. As explained in Note 18.1, the convertible debt was reimbursed without any conversion:

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

Approximately 2,752,075, 2,549,989 and 737,998 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively, as their effect was anti-dilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2009	2008	2007
Net profit from continuing operations	512	485	401
Net profit from continuing operations attributable to non-controlling interests	6	12	15

Group share in net profit from continuing operations	506	473	386
Interest expense on convertible bond, net of tax	2	6	7

Group share in net profit from continuing operations for diluted earnings	508	479	393
Result from discontinued operations, net of tax	8	(6)	24

Group share in net profit for diluted earnings	516	473	417
Weighted average number of ordinary shares outstanding	99,802,736	99,385,055	97,666,467
Adjusted for:
Dilutive effect of share-based awards	791,992	750,485	1,800,979
Dilutive effect of convertible bond	979,341	2,995,630	3,981,052

Weighted average number of diluted ordinary shares outstanding	101,574,069	103,131,170	103,448,498
Basic earnings per ordinary share (in EUR):
From continuing operations	5.07	4.76	3.95
From discontinuing operations	0.09	(0.06)	0.25
Basic EPS attributable to the equity holder of the Group	5.16	4.70	4.20
Diluted earnings per ordinary share (in EUR):
From continuing operations	5.00	4.65	3.80
From discontinuing operations	0.08	(0.06)	0.24
Diluted EPS attributable to the equity holder of the Group	5.08	4.59	4.04

32. Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

The Company’s Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company’s website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2009, 2008 and 2007 is set forth in the Corporate Governance section of this annual report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2009	2008	2007
Total remuneration non-executive Directors	1,000	969	864
Executive Director
Pierre-Olivier Beckers(1)	80	80	75
Total	1,080	1,049	939

(1)	The amounts solely relate to the remuneration of the Executive Director and excludes his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2009, 2008 and 2007 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2009	2008	2007
Restricted stock unit awards	39,159	37,546	26,760
Stock options and warrants	175,795	176,400	122,579

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Company and its subsidiaries) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the “Corporate Governance” section in this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is stated below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2008, the aggregate compensation included the pro-rate share of compensation of one member of the Executive Management who resigned in September 2008. For 2007, they included the pro-rata share of compensation of two members of the Executive Management who retired from their executive positions on June 30, 2007 and the pro-rata share of the member of the Executive Management appointed on February 26, 2007.

(in millions of EUR)	2009	2008	2007
Short-term benefits(1)	7	6	7
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	1	2	4
Share-based compensation	3	3	3
Employer social security contributions	1	1	2
Total compensation expense recognized in the income statement	13	13	17

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
(2)	The members of Executive Management benefit from corporate pension plans, which vary regionally, including a defined benefit group insurance plan for European members, that is contributory and based on the individual’s career length with the Company. U.S. members of Executive Management participate in profit sharing plans and defined benefit plans. Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets, with a transition period ending in 2006. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

33. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions, and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2009, purchase obligations amounted to EUR 174 million (2008: EUR 229 million, 2007: EUR 157 million), of which EUR 30 million relates to the acquisition of property, plant and equipment and / or intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any litigation currently existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to regular tax audits in jurisdictions where we conduct business. In particular, we have experienced an increase in tax audit and assessment activity during financial years 2009, 2008, 2007 in the United States, during financial years 2009 and 2008 in Greece, and during financial year 2007 in Belgium. Although some audits have been completed during 2008 and 2009, Delhaize Group expects continued audit activity in these jurisdictions in 2010. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In April 2007, representatives of the Belgian Competition Council visited our Procurement Department in Zellik, Belgium, and requested that we provide them with certain documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating to prices of health and beauty products and other household goods.

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the potential theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses was accessed or obtained. Various legal actions have been taken and various claims have been otherwise asserted against Hannaford and affiliates relating to the data intrusion. Hannaford intends to defend such legal actions and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such legal actions and claims.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. The procedure is still pending and it is currently not possible to determine if it will lead to a decision that would impose a fine.

35. Subsequent Events

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) a new tender offer to acquire the remaining 9.99% of Alfa Beta not yet held by any of the consolidated companies of Delhaize Group, at €35.73 per share. At the end of the acceptance period of this tender offer on May 12, 2010, Delned had acquired approximately 90.83% of Alfa Beta. On June 4, 2010, Delned exercised the right to acquire any remaining shares that were not tendered in the tender offer or otherwise held by Delned as of June 2, 2010 (squeeze-out right). As of the date of this annual report, approval by the Hellenic Capital Market Commission of the exercise of the squeeze-out right is pending.

Effective May 21, 2010, Rick Anicetti, Executive Vice President and CEO of Delhaize America Shared Services left our organization. Carol Herndon, Senior Vice President of Accounting and Finance of Delhaize America, was named Chief Administrative Officer of Delhaize America.

At our Ordinary General Meeting of shareholders on May 27, 2010, our shareholders approved the distribution of a €1.60 gross dividend per share for fiscal year 2009. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.20 per share. The 2009 dividend became payable to owners of our ordinary shares beginning on June 3, 2010 against coupon number 48. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 8, 2010.

36. List of Consolidated and Associated Companies and Joint Ventures

A. Fully Consolidated

		Ownership Interest in %
		2009	2008	2007
Alfa Beta Vassilopoulos S.A.	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	61.3
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Backambacht NV(1)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Bevermart NV(1)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	—	—
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	—	—
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	—	—
CF Bugboort BVBA	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	100.0	100.0	100.0
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Delhaize Deutschland GmbH(2)	Kapuzinergraben 19, 52062 Aachen, Germany	—	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	—	—
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize The Lion America, LLC	East Paces Ferry Road, Atlanta, GA 30326, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize U.S. Holding, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	—	—
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delvita SK, s.r.o.(1)	Slovakia	—	—	100.0
Distri Group 21 NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Ecad NV (3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
ENA S.A.	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	61.3
Esmart NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Flashmarkt NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A	100.0	100.0	100.0

		Ownership Interest in %
		2009	2008	2007
Food Lion (Thailand), Ltd.(1)	Thailand	—	—	100.0
Food Lion (Thailand), Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Gastro International S.R.L.	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	100.0	100.0	—
Guiding Stars Licensing Company	P.O. Box 1000, Portland, ME 04104, USA	100.0	100.0	—
Haagmart NV(1)	Markt 10, 3150 Haacht, Belgium	—	—	100.0
Hannbro Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	—	—
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.(6)	PO Box 1000, Portland, ME 04104, U.S.A.	—	100.0	100.0
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Heulcad NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spata Avenue, Gerakas, Athens, Greece	89.9	65.2	—
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Jobmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Knauf Center Pommerlach S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Knauf Center Schmëtt S.A.	Route d’Olm 6, 8287 Kehlen Grand-Duchy of Luxembourg	100.0	—	—
Koermart NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Kommar NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
La Fourmi S.A.	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	100.0	100.0	—
Ledemart NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Leoburg NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.	60.0	60.0	60.0
Maascad NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	—	—
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L	39-49 Nidal Titulesco Avenue, block 12, entrance A+B, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(7)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Molmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Octomarket NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Plain Street Properties, Inc.(8)	PO Box 1000, Portland, ME 04104, U.S.A.	—	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
P.L.Logistics Center - Dianomes - Apothikefsis - Logistics S.A.(9)	81 Spaton Ave 15344, Gerakas, Greece	—	65.2	—
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	100.0	100.0	—
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Rovas 2001 Prodimpex S.R.L.	Siret Street nr. 95, Sector 1, Bucharest, Romania	100.0	100.0	—
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Shop ‘N Save - Mass., Inc.(6)	PO Box 1000, Portland, ME 04104, U.S.A.	—	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	—	—
Smart Food Shopping	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	—	—
Super Market Koryfi SA	81, Spaton Avenue, Gerakas, Athens, Greece	89.9	—	—
Supermarkten Voeten-Hendrickx NV	Markt 18, 2470 Retie, Belgium	100.0	100.0	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Universal MVM Conexim S.R.L.	Str. Constantin Rädulescu-Motru, N°12, Bl.27B, ground floor, Sector 4, Bucharest, Romania	100.0	100.0	—
Vangeelder NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(3)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Wambacq & Peeters SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV	Everdongenlaan 21, 2300 Turnhout, Belgium	100.0	100.0	100.0
Wintrucks SA	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

(1)	Liquidated.
(2)	Sold in September 2009.
(3)	Merged into Delimmo SA on August 5, 2009
(4)	Merged into Distri Group 21 NV in June 2008.
(5)	Merged into Delimmo SA on April 21, 2009.

(6)	Merged into Victory Distributors, Inc. in October 2009.
(7)	Merged into Distri Group 21 NV on January 9, 2009.
(8)	Dissolved beginning of 2009.
(9)	Merged into Alfa Beta Vassilopoulos S.A. on December 9, 2008.

B. Summary of 2009 Changes with Impact at Group Level

New entities

Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium
Delhaize U.S. Holding, Inc.	2110 Executive Drive, Salisbury, NC 28145, U.S.A.
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.
Knauf Center Pommerlach S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg
Knauf Center Schmëtt S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.
Super Market Koryfi SA	81, Spaton Avenue, Gerakas, Athens, Greece

Sold entities

Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany

C. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2009	2008	2007
P.T. Lion Super Indo, LLC	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

		December 31,
(in millions of EUR)		2009	2008	2007
Non-current assets		8	7	7
Current assets		18	12	13
Non-current liabilities		1	1	1
Current liabilities		10	8	10
Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:
(in millions of EUR)		2009	2008	2007
Net cash provided by operating activities		6	2	5
Net cash used in investing activities		(1)	(2)	(3)
Net cash used in financing activities		—	—	—

Revenue of Super Indo included in the Group’s result was EUR 86 million, EUR 77 million and EUR 72 million for 2009, 2008 and 2007, respectively. Net income of Super Indo included in the Group’s results was approximately EUR 3 million in 2009 and EUR 2 million in 2008 and 2007.

37. Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. Following its formation in 2009, Delhaize US Holding, Inc. became a party to the Cross Guarantee Agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of

December 31, 2009, 2008 and 2007 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,496	13,618	1,961	(137)	19,938
Cost of sales	(3,623)	(9,817)	(1,510)	137	(14,813)
Gross profit	873	3,801	451	—	5,125
Other operating income	27	34	144	(127)	78
Selling, general and administrative expenses	(764)	(3,065)	(490)	127	(4,192)
Other operating expenses	(5)	(61)	(3)	—	(69)
Operating profit	131	709	102	—	942
Finance costs	(82)	(171)	(85)	130	(208)
Income from investments	1	6	127	(128)	6
Share of result of subsidiaries	477	—	—	(477)	—
Profit before taxes and discontinued operations	527	544	144	(475)	740
Income tax expense	(20)	(213)	5	—	(228)
Net profit from continuing operations	507	331	149	(475)	512
Result from discontinued operations (net of tax)	7	(1)	2	—	8
Net profit	514	330	151	(475)	520
Net profit attributable to non-controlling interests	—	—	6	—	6
Net profit attributable to equity holders of the Group (Group share in net profit)	514	330	145	(475)	514

CONSOLIDATED INCOME STATEMENT FOR 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,289	13,081	1,742	(88)	19,024
Cost of sales	(3,483)	(9,453)	(1,356)	88	(14,204)
Gross profit	806	3,628	386	—	4,820
Other operating income	30	85	111	(130)	96
Selling, general and administrative expenses	(736)	(2,953)	(403)	130	(3,962)
Other operating expenses	—	(46)	(4)	—	(50)
Operating profit	100	714	90	—	904
Finance costs	(174)	(178)	(117)	256	(213)
Income from investments	36	16	228	(269)	11
Share of result of subsidiaries	494	—	—	(494)	—
Profit before taxes and discontinued operations	456	552	201	(507)	702
Income tax expense	11	(201)	(27)	—	(217)
Net profit from continuing operations	467	351	174	(507)	485
Result from discontinued operations (net of tax)	—	5	(11)	—	(6)
Net profit	467	356	163	(507)	479
Net profit attributable to non-controlling interests	—	—	12	—	12
Net profit attributable to equity holders of the Group (Group share in net profit)	467	356	151	(507)	467

CONSOLIDATED INCOME STATEMENT FOR 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,130	13,259	1,619	(65)	18,943
Cost of sales	(3,349)	(9,623)	(1,248)	65	(14,155)
Gross profit	781	3,636	371	—	4,788
Other operating income	35	95	103	(125)	108
Selling, general and administrative expenses	(720)	(2,963)	(365)	125	(3,923)
Other operating expenses	(3)	(23)	(10)	—	(36)
Operating profit	93	745	99	—	937
Finance costs	(134)	(311)	(93)	191	(347)
Income from investments	25	4	320	(334)	15
Share of result of subsidiaries	429	—	—	(429)	—
Profit before taxes and discontinued operations	413	438	326	(572)	605
Income tax expense	6	(168)	(42)	—	(204)
Net profit from continuing operations	419	270	284	(572)	401
Result from discontinued operations (net of tax)	(9)	(1)	34	—	24
Net profit	410	269	318	(572)	425
Net profit attributable to non-controlling interests	—	—	15	—	15
Net profit attributable to equity holders of the Group (Group share in net profit)	410	269	303	(572)	410

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2,243	381	—	2,640
Intangible assets	74	493	7	—	574
Property, plant and equipment	571	2,596	618	—	3,785
Investment property	—	45	5	—	50
Investment in subsidiaries	6,040	8,646	715	(15,401)	—
Investment in securities	—	9	117	—	126
Other financial assets	—	4	2,957	(2,945)	16
Deferred tax assets	—	—	23	—	23
Derivative instruments	44	96	54	(98)	96
Other non–current assets	—	17	14	(12)	19
Total non–current assets	6,745	14,149	4,891	(18,456)	7,329
Inventories	216	927	135	—	1,278
Receivables	484	112	149	(148)	597
Income tax receivable	1	—	7	—	8
Investment in securities	—	1	11	—	12
Other financial assets	146	—	427	(558)	15
Prepaid expenses	5	26	3	(1)	33
Other current assets	12	21	56	(52)	37
Cash and cash equivalents	51	205	183	—	439
Total current assets	915	1,292	971	(759)	2,419
Total assets	7,660	15,441	5,862	(19,215)	9,748
Shareholders’ equity	4,392	10,696	4,704	(15,400)	4,392
Non-controlling interests	—	—	17	—	17
Total equity	4,392	10,696	4,721	(15,400)	4,409
Long–term debt	1,871	2,873	108	(2,948)	1,904
Obligations under finance lease	69	570	16	(12)	643
Deferred tax liabilities	29	178	20	—	227
Derivative instruments	67	—	69	(98)	38
Provisions	38	86	104	—	228
Other non–current liabilities	1	49	7	—	57
Total non–current liabilities	2,075	3,756	324	(3,058)	3,097
Short–term borrowings	198	35	223	(393)	63
Long–term debt – current	146	16	40	(160)	42
Obligations under finance lease – current	2	43	1	(2)	44
Derivative instruments	—	—	2	—	2
Provisions – current	—	22	30	—	52
Income tax payable	5	57	3	—	65
Accounts payable	626	517	439	(146)	1,436
Accrued expenses	197	211	45	(56)	397
Other current liabilities	19	88	34	—	141
Total current liabilities	1,193	989	817	(757)	2,242
Total liabilities	3,268	4,745	1,141	(3,815)	5,339
Total liabilities and equity	7,660	15,441	5,862	(19,215)	9,748

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2,316	275	—	2,607
Intangible assets	61	529	7	—	597
Property, plant and equipment	571	2,696	565	—	3,832
Investment property	—	33	6	—	39
Investment in subsidiaries	6,090	5,108	370	(11,568)	—
Investment in securities	—	11	112	—	123
Other financial assets	—	6	2,204	(2,187)	23
Deferred tax assets	—	—	8	—	8
Derivative instruments	—	57	32	(32)	57
Other non–current assets	—	9	16	(14)	11
Total non–current assets	6,738	10,765	3,595	(13,801)	7,297
Inventories	219	996	123	—	1,338
Receivables	461	140	148	(141)	608
Income tax receivable	2	—	6	—	8
Investment in securities	—	4	24	—	28
Other financial assets	—	—	549	(542)	7
Derivative Instruments	—	—	1	—	1
Prepaid expenses	10	31	3	(3)	41
Other current assets	1	34	70	(55)	50
Cash and cash equivalents	42	207	71	—	320
Asset classified as held for sale	—	—	2	—	2
Total current assets	735	1,412	997	(741)	2,403
Total assets	7,473	12,177	4,592	(14,542)	9,700
Shareholders’ equity	4,143	8,605	2,961	(11,566)	4,143
Non-controlling interests	—	—	52	—	52
Total equity	4,143	8,605	3,013	(11,566)	4,195
Long–term debt	1,644	1,651	578	(2,107)	1,766
Obligations under finance lease	72	583	2	(14)	643
Deferred tax liabilities	15	180	20	—	215
Derivative instruments	13	—	19	(32)	—
Provisions	28	83	115	—	226
Other non–current liabilities	5	57	6	—	68
Total non–current liabilities	1,777	2,554	740	(2,153)	2,918
Short–term borrowings	371	—	241	(460)	152
Long–term debt – current	372	22	118	(186)	326
Obligations under finance lease – current	2	43	1	(2)	44
Provisions – current	—	21	28	—	49
Income tax payable	5	79	14	—	98
Accounts payable	602	546	349	(114)	1,383
Accrued expenses	182	202	55	(61)	378
Other current liabilities	19	105	30	—	154
Liabilities associated with assets held for sale	—	—	3	—	3
Total current liabilities	1,553	1,018	839	(823)	2,587
Total liabilities	3,330	3,572	1,579	(2,976)	5,505
Total liabilities and equity	7,473	12,177	4,592	(14,542)	9,700

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	15	2,190	241	—	2,446
Intangible assets	42	508	2	—	552
Property, plant and equipment	558	2,407	418	—	3,383
Investment property	—	33	7	—	40
Investment in subsidiaries	5,319	4,627	208	(10,154)	—
Investment in securities	—	14	102	—	116
Other financial assets	—	4	2,086	(2,065)	25
Deferred tax assets	—	—	6	—	6
Derivative instruments	—	53	43	(43)	53
Other non–current assets	—	2	18	(16)	4
Total non–current assets	5,934	9,838	3,131	(12,278)	6,625
Inventories	220	939	103	—	1,262
Receivables	544	110	131	(220)	565
Income tax receivable	16	—	3	—	19
Investment in securities	—	9	27	—	36
Other financial assets	—	—	384	(377)	7
Prepaid expenses	7	20	2	—	29
Other current assets	6	23	67	(66)	30
Cash and cash equivalents	47	118	84	—	249
Total current assets	840	1,219	801	(663)	2,197
Total assets	6,774	11,057	3,932	(12,941)	8,822
Shareholders’ equity	3,627	7,611	2,543	(10,154)	3,627
Non-controlling interests	—	—	49	—	49
Total equity	3,627	7,611	2,592	(10,154)	3,676
Long–term debt	1,937	1,562	507	(2,094)	1,912
Obligations under finance lease	74	539	—	(17)	596
Deferred tax liabilities	27	125	19	—	171
Derivative instruments	37	—	6	(43)	—
Provisions	29	65	113	—	207
Other non–current liabilities	1	38	1	(1)	39
Total non–current liabilities	2,105	2,329	646	(2,155)	2,925
Short–term borrowings	152	38	162	(311)	41
Long–term debt – current	48	9	103	(51)	109
Obligations under finance lease – current	2	37	—	—	39
Derivative instruments	—	—	1	—	1
Provisions – current	—	12	30	—	42
Income tax payable	5	37	17	—	59
Accounts payable	632	580	304	(80)	1,436
Accrued expenses	184	193	62	(63)	376
Other current liabilities	19	211	15	(127)	118
Total current liabilities	1,042	1,117	694	(632)	2,221
Total liabilities	3,147	3,446	1,340	(2,787)	5,146
Total liabilities and equity	6,774	11,057	3,932	(12,941)	8,822

71

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	514	330	151	(475)	520
Adjustment for equity in earnings of subsidiaries	(477)	—	—	477	—
Adjustments for:
Depreciation and amortization – continuing operations	88	381	46	—	515
Impairment – continuing operations	5	17	—	—	22
Allowance for losses on accounts receivable and inventory obsolescence	4	14	2	—	20
Share–based compensation	2	18	—	—	20
Income taxes	20	212	(5)	—	227
Finance costs	82	172	85	(130)	209
Income from investments	(8)	(6)	(128)	128	(14)
Other non–cash items	(1)	5	(1)	—	3
Changes in operating assets and liabilities
Inventories	3	36	(7)	—	32
Receivables	(26)	1	2	15	(8)
Prepaid expenses and other assets	10	(6)	5	(6)	3
Accounts payable	24	—	68	(34)	58
Accrued expenses and other liabilities	12	1	2	5	20
Provisions	(2)	1	(12)	—	(13)
Interest paid	(136)	(165)	(48)	150	(199)
Interest and dividends received	2	6	158	(157)	9
Income taxes paid	1	(227)	(22)	—	(248)
Net cash provided by operating activities	117	790	296	(27)	1,176
Investing activities
Capital contributions in subsidiaries	(8)	(73)	(177)	258	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	—	(421)	(142)	408	(155)
Business disposals, net of cash and cash equivalents	416	—	—	(408)	8
Purchase of tangible and intangible assets (capital expenditures)	(108)	(331)	(81)	—	(520)
Sale of tangible and intangible assets	2	4	4	—	10
Dividends from investments under the equity method	1	—	—	(1)	—
Investment in debt securities	—	—	(30)	—	(30)
Sale and maturity of debt securities	—	—	25	—	25
Purchase of other financial assets	(148)	(288)	(231)	658	(9)
Sale and maturity of other financial assets	—	265	295	(552)	8
Settlement of derivative instruments	—	—	(9)	9	—
Net cash used in investing activities	155	(844)	(346)	372	(663)
Financing activities
Proceeds from the exercise of share warrants and stock options	18	(2)	—	—	16
Capital Contributions received	—	73	185	(258)	—
Treasury shares purchased	(3)	(7)	—	—	(10)
Dividends paid by parent	(148)	—	—	—	(148)
Dividends paid by subsidiaries	—	—	(5)	1	(4)
Escrow maturities	—	5	—	—	5
Borrowing under long–term loans (net of financing costs)	401	5	11	(187)	230
Repayment of long–term loans	(368)	(6)	(1)	48	(327)
Repayment of lease obligations	(2)	(44)	(1)	2	(45)
Net borrowings (repayments) of short–term loans	(166)	35	(18)	58	(91)
Purchase of derivative instruments	12	—	—	(12)	—
Settlement of derivative instruments	(7)	—	(10)	3	(14)
Net cash used in financing activities	(263)	59	161	(345)	(388)
Effect of foreign currency translation	—	(7)	—	—	(7)
Net increase (decrease) in cash and cash equivalents	9	(2)	111	—	118
Cash and cash equivalents at beginning of period	42	207	72 (1)	—	321 (1)
Cash and cash equivalents at end of period	51	205	183	—	439

(1)	EUR 1 million included in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	467	356	163	(507)	479
Adjustment for equity in earnings of subsidiaries	(494)	—	—	494	—
Adjustments for:
Depreciation and amortization – continuing operations	81	356	37	—	474
Depreciation and amortization – discontinued operations	—	—	2	—	2
Impairment – continuing operations	—	20	—	—	20
Impairment – discontinued operations	—	—	8	—	8
Allowance for losses on accounts receivable and inventory obsolescence	—	11	4	—	15
Share–based compensation	3	18	—	—	21
Income taxes	(11)	200	28	—	217
Finance costs	169	179	139	(273)	214
Income from investments	(31)	(21)	(247)	285	(14)
Other non–cash items	(2)	3	(7)	—	(6)
Changes in operating assets and liabilities
Inventories	—	(2)	(14)	—	(16)
Receivables	(26)	(34)	(22)	30	(52)
Prepaid expenses and other assets	(4)	(11)	(14)	3	(26)
Accounts payable	(28)	(51)	22	(40)	(97)
Accrued expenses and other liabilities	12	18	4	(6)	28
Provisions	(1)	(18)	(6)	—	(25)
Interest paid	(182)	(172)	(97)	253	(198)
Interest and dividends received	145	2	232	(366)	13
Income taxes paid	13	(111)	(32)	—	(130)
Net cash provided by operating activities	111	743	200	(127)	927
Investing activities
Capital contributions in subsidiaries	(101)	(176)	(88)	365	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	—	—	(100)	—	(100)
Purchase of tangible and intangible assets (capital expenditures)	(115)	(480)	(119)	—	(714)
Sale of tangible and intangible assets	3	10	17	—	30
Dividends from investments under the equity method	1	—	—	(1)	—
Investment in debt securities	—	—	(66)	—	(66)
Sale and maturity of debt securities	—	—	73	—	73
Purchase of other financial assets	—	(1)	(484)	485	—
Sale and maturity of other financial assets	—	—	180	(173)	7
Net cash used in investing activities	(212)	(647)	(587)	676	(770)
Financing activities
Proceeds from the exercise of share warrants and stock options	16	(9)	—	—	7
Capital Contributions received	—	176	189	(365)	—
Treasury shares purchased	(3)	(3)	—	—	(6)
Dividends paid by parent	(143)	—	—	—	(143)
Dividends paid by subsidiaries	(1)	(126)	(5)	128	(4)
Escrow maturities	—	9	—	—	9
Borrowing under long–term loans (net of financing costs)	52	23	285	(280)	80
Repayment of long–term loans	(47)	(14)	(201)	152	(110)
Repayment of lease obligations	(2)	(36)	(3)	2	(39)
Net borrowings (repayments) of short–term loans	219	(38)	110	(182)	109
Settlement of derivative instruments	5	—	(1)	—	4
Net cash used in financing activities	96	(18)	374	(545)	(93)
Effect of foreign currency translation	—	11	1	(4)	8
Net increase (decrease) in cash and cash equivalents	(5)	89	(12)	—	72
Cash and cash equivalents at beginning of period	47	118	84	—	249
Cash and cash equivalents at end of period	42	207	72 (1)	—	321 (1)

(1)	EUR 1 million included in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2007

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	410	269	318	(572)	425
Adjustment for equity in earnings of subsidiaries	(429)	—	—	429	—
Adjustments for:
Depreciation and amortization – continuing operations	75	367	33	—	475
Depreciation and amortization – discontinued operations	—	—	1	—	1
Impairment – continuing operations	—	13	2	—	15
Impairment – discontinued operations	—	—	(1)	—	(1)
Allowance for losses on accounts receivable and inventory obsolescence	1	10	—	—	11
Share–based compensation	3	19	—	—	22
Income taxes	(7)	168	42	—	203
Finance costs	131	311	59	(151)	350
Income from investments	(22)	(4)	(276)	265	(37)
Other non–cash items	(7)	(5)	5	—	(7)
Changes in operating assets and liabilities
Inventories	(11)	(40)	2	—	(49)
Receivables	(154)	(5)	(30)	128	(61)
Prepaid expenses and other assets	—	(2)	(3)	(1)	(6)
Accounts payable	(11)	25	18	(41)	(9)
Accrued expenses and other liabilities	17	31	40	(13)	75
Provisions	(6)	(18)	11	—	(13)
Interest paid	(102)	(216)	(78)	142	(254)
Interest and dividends received	17	3	151	(156)	15
Income taxes paid	(12)	(173)	(38)	—	(223)
Net cash provided by operating activities	(107)	753	256	30	932
Investing activities
Capital contributions in subsidiaries	(924)	(209)	(1)	1,134	—
Business disposals, net of cash and cash equivalents	104	—	15	—	119
Purchase of tangible and intangible assets (capital expenditures)	(124)	(547)	(58)	—	(729)
Sale of tangible and intangible assets	1	17	6	—	24
Dividends from investments under the equity method	155	—	—	(155)	—
Investment in debt securities	—	—	(76)	—	(76)
Sale and maturity of debt securities	—	—	52	—	52
Purchase of other financial assets	—	(1)	(1,089)	1,070	(20)
Sale and maturity of other financial assets	(29)	1	219	(190)	1
Settlement of derivative instruments	—	—	(1)	—	(1)
Net cash used in investing activities	(817)	(739)	(933)	1,859	(630)
Financing activities
Proceeds from the exercise of share warrants and stock options	120	(55)	—	—	65
Capital Contributions received	—	213	921	(1,134)	—
Treasury shares purchased	(26)	(10)	—	—	(36)
Dividends paid by parent	(131)	—	—	—	(131)
Dividends paid by subsidiaries	(1)	—	(56)	55	(2)
Escrow maturities	—	10	—	—	10
Borrowing under long-term loans (net of financing costs)	972	900	2	(963)	911
Repayment of long-term loans	(190)	(994)	(126)	258	(1,052)
Repayment of lease obligations	(2)	(40)	—	2	(40)
Net borrowings (repayments) of short-term loans	153	(57)	(47)	(100)	(51)
Settlement of derivative instruments	2	(7)	(2)	—	(7)
Net cash used in financing activities	897	(40)	692	(1,882)	(333)
Effect of foreign currency translation	—	11	(38)	(7)	(34)
Net decrease in cash and cash equivalents	(27)	(15)	(23)	—	(65)
Cash and cash equivalents at beginning of period	74	133	107 (1)	—	314 (1)
Cash and cash equivalents at end of period	47	118	84	—	249

(1)	EUR 9 million included in assets classified as held for sale.

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (Filed as Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001 and incorporated by reference herein)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001 and incorporated by reference herein)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (Filed as Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001 and incorporated by reference herein)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (Filed as Exhibit 4(h) to Delhaize America’s annual report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004 and incorporated by reference herein)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

Exhibit No.	Description

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J. H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.16	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

Exhibit No.	Description

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (included as Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (Filed as Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (Filed as Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (Filed as Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001 and incorporated by reference herein)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (Filed as Exhibit 4.6 to Delhaize Group’s annual report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003 and incorporated by reference herein)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.8	Second Amended and Restated Credit Agreement, dated as of December 1, 2009, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 99.1 to Delhaize Group’s Report on Form 6-K, filed on December 4, 2009)

4.9	Guaranty Supplement, dated as of December 18, 2009, between Delhaize US Holding, Inc., as a new Guarantor under the Second Amended and Restated Credit Agreement dated as of December 1, 2009, and JPMorgan Chase Bank, N.A., as Administrative Agent

Exhibit No.	Description

4.10	Amendment dated as of March 11, 2010 to Second Amended and Restated Credit Agreement dated as of December 1, 2009, among Delhaize America, LLC, as Borrower, Delhaize Group and Delhaize US Holding, Inc., as Parents and Guarantors, the Subsidiary Guarantors party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Issuing Bank and Swingline Lender, and Bank of America, N.A. and Fortis Capital Corp., as Syndication Agents, Issuing Banks and Swingline Lenders and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agent

4.11	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (Filed as Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009 and incorporated by reference herein)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2009)

11.1	Delhaize Group Guide for Ethical Business Conduct

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2009 (Filed on Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 26, 2010 and incorporated by reference herein)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

E-4