Form 20-F
period 2010-12-31
DELHAIZE GROUP
filed 2011-06-24
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

Ordinary Shares, without nominal value	101,555,281 (as of December 31, 2010)

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

We are a food retailer headquartered in Belgium, which operates in six countries and on three continents. We were founded in Belgium in 1867. As of December 31, 2010, we had a sales network (which includes company-operated, affiliated and franchised stores) of 2,800 stores and employed approximately 138,600 people. Our principal activity is the operation of food supermarkets in the United States, Belgium and Greece, with a small percentage of our operations in Luxembourg, Romania and Indonesia. Such retail operations are primarily conducted through (i) our consolidated subsidiary, Delhaize America, LLC, which we refer to as Delhaize America, (ii) our businesses in Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, and (iii) the business of Alfa Beta Vassilopoulos S.A. in Greece. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com and www.delhaize.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize US Holding, Inc., the direct parent of Delhaize America and the holding company for our U.S. operations, ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2010, 2009, and 2008 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 1, 2011, 52 weeks ended January 2, 2010 and 53 weeks ended January 3, 2009, respectively. Delhaize Belgium in the past has included our operations in Germany which were classified as discontinued operations as of December 31, 2008 until September 2009, when we completed our sale of the stores in Germany. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out, and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2010. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

The euro is our reporting currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1.00 = USD 1.3362, the reference rate of the European Central Bank on December 31, 2010. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in this document.

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

Our reporting currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.4292, the reference rate of the European Central Bank on June 15, 2011. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2010 USD	2010 EUR	2009 EUR	2008 EUR	2007(3) EUR	2006(3) EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	29,799	20,850	19,938	19,024	18,943	19,215
Operating profit	1,464	1,024	942	904	937	947
Profit before taxes and discontinued operations	1,173	821	740	702	605	671
Net profit from continuing operations	823	576	512	485	401	426
Net profit	822	575	520	479	425	361
Net profit attributable to equity holders of the Group	820	574	514	467	410	352
Cash dividends paid(1)	230	161	148	143	131	113
Basic earnings per share(2)	8.19	5.73	5.16	4.70	4.20	3.71
Diluted earnings per share(2)	8.12	5.68	5.08	4.59	4.04	3.55

	December 31,
	2010 USD	2010 EUR	2009 EUR	2008 EUR	2007 EUR	2006 EUR
	(in millions)
BALANCE SHEET DATA
Current assets	4,270	2,988	2,419	2,403	2,197	2,422
Total assets	15,581	10,902	9,748	9,700	8,822	9,295
Short-term borrowings	23	16	63	152	41	102
Long-term debt	2,810	1,966	1,904	1,766	1,912	2,170
Long-term obligations under finance lease	978	684	643	643	596	602
Share capital	73	51	50	50	50	48
Non-controlling interests	1	1	17	52	49	36
Shareholders’ equity	7,243	5,068	4,392	4,143	3,627	3,525

	December 31,
	2010 USD	2010 EUR	2009 EUR	2008 EUR	2007 EUR	2006 EUR
	(in millions, except for store count)
OTHER DATA
Store count at period end	N/A	2,800	2,732	2,673	2,545	2,705
Weighted average number of shares outstanding at period end	N/A	100.3	99.8	99.4	97.7	94.9
Net cash provided by operating activities	1,882	1,317	1,176	927	932	910
Net cash (used in) investing activities(4)	(950)	(665)	(555)	(758)	(630)	(721)
Net cash (used in) financing activities(4)	(490)	(343)	(496)	(105)	(333)	(638)
Capital expenditures	943	660	520	714	729	700

(1)

We usually pay dividends once a year after our annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.

(2)	Group share in net profit.
(3)	Adjusted for reclassification of German operations to discontinued operations.
(4)

Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” activities due to a change in IFRS, effective 2010. For comparability, prior years have been restated accordingly.

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

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(1)
2010	1.72	2.50
2009	1.60	1.94
2008	1.48	2.09
2007	1.44	2.23
2006	1.32	1.79

(1)	The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders.

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

Exchange Rates

As stated above, our reporting currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.3362 on December 31, 2010 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on June 3, 2011 was $1.4604 per euro.

The table below shows the average noon buying rate of the euro from 2006 to 2010.

Year ended December 31,	Average Rate(1)
2010	1.3216
2009	1.3955
2008	1.4695
2007	1.3797
2006	1.2661

(1)	The average of the noon buying rates for euros on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
June 2011 (through June 3)	1.4604	1.4426
May 2011	1.4875	1.4015
April 2011	1.4821	1.4211
March 2011	1.4212	1.3813
February 2011	1.3794	1.3474
January 2011	1.3715	1.2944
December 2010	1.3395	1.3089

RISK FACTORS

The following discussion of risks should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this Annual Report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity, the trading price of our securities and the actual outcome of matters as to which forward-looking statements contained in this Annual Report are made. The risks and uncertainties described below are not the only ones that we may face. In addition to the following factors, please see the information under the heading entitled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects.” For additional information regarding forward-looking statements, see “Cautionary Note Concerning Forward-Looking Statements” included in this Annual Report.

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

We have substantial debt outstanding. At December 31, 2010, we had total consolidated debt outstanding of approximately €2.8 billion and approximately €699 million of unused commitments under our revolving credit facilities. Our level of debt could:

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

During 2010, 68.1% of our revenues were generated through our U.S. operations. We depend in part on Delhaize US Holding Inc., the holding company grouping our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

During April 2011, severe weather in the southeastern U.S., including tornadoes, resulted in damage to the Food Lion distribution center at Dunn, North Carolina and several Food Lion stores. Delhaize Group has utilized disaster recovery plans that had been put in place previously, and has been able to continue to serve the stores served by the Dunn distribution center with assistance from other distribution centers. Delhaize Group is continuing to assess the damage at the Dunn distribution center, and operations at that distribution center have been partially reestablished. While Delhaize Group expects most of the damage is covered by insurance, the disruption could adversely affect our operations and financial performance.

Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt held by us and to the extent we raise debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rate on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

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

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollars in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 85% of net financial debt is denominated in U.S. dollar while 71% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 in the consolidated financial statements included under Item 18 of this document).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €3 million (2009: €3 million and 2008: €2 million). This is mainly attributable to our exposure to exchange rates on our revenues in U.S. dollars. For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

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

We may not be able to successfully complete renovation, conversion and brand repositioning plans.

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

We recently announced the launch of our Food Lion brand repositioning initiative which included, among other things, the re-launch of approximately 200 stores in the Raleigh (North Carolina) and Chattanooga (Tennessee) markets to highlight the Food Lion price, assortment and shopping experience. As part of the re-launch we made operational enhancements to the Raleigh and Chattanooga stores, such as staffing and process improvements, product handling and replenishment improvements in the produce department, increased SKU counts, improved price positioning and an easy and convenient shopping experience. While we expect these initiatives to result in increased revenues, there can be no assurance that they will be successful and that we will achieve the expected results.

We may be unsuccessful in managing the growth of our business or the integration of acquisitions we have made.

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and engaging in store renovations and market renewals and opening new stores, including the recent expansion of our Bottom Dollar Food operations into the greater Philadelphia area. However, as the food retail industry consolidates, we face the risk that certain of our competitors may have more resources to make acquisitions, or expand operations, or that they otherwise may make acquisitions that we would have been interested in making. In addition, we face risks commonly encountered with growth through acquisition and conversion or expansion. These risks include, but are not limited to, as applicable, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where we have no or limited experience, the disruption of our ongoing business and the dissipation of our management resources. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening may take several years or may not occur at all. Our growth strategy may place a significant strain on our management, operational, financial and other resources. In particular, the success of our acquisition strategy will depend on many factors, including our ability to:

•	identify suitable acquisition opportunities;

•	successfully complete acquisitions at valuations that will provide anticipated returns on invested capital;

•	quickly and effectively integrate acquired operations to realize operating synergies;

•	obtain necessary financing on satisfactory terms; and

•	make payments on the indebtedness that we might incur as a result of these acquisitions.

There can be no assurance that we will be able to execute successfully our acquisition strategy, store renovations, market renewals or store openings, including the recent expansion of our Bottom Dollar Food operations into the greater Philadelphia, Pennsylvania area, and failure to do so may have a material adverse effect on our business, financial condition and results of operations.

We are presently a party to a definitive agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating more than 450 stores in five countries in Southeastern Europe, for a purchase price of €933 million (enterprise value) including net debt of approximately €300 million. The acquisition is subject to mutually agreed upon and customary conditions, including the approval by the Serbian merger control authority. While we expect to close the deal in the third quarter of Serbian 2011, there can be no assurance that the transaction will close or in the event that it does, that we will achieve the expected revenues and earnings from synergies.

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

Approximately 24% of the stores in our sales network are franchised or affiliated. Our franchised and affiliated stores account for approximately 9.4% of our sales. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results. In addition, we have large accounts receivables associated with our franchised and affiliated stores. If the operators of these stores do not operate successfully, we could be forced to write-off a portion of or all of the accounts receivables associated with such franchised and affiliated stores.

Natural disasters and geopolitical events costs could adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, or other severe weather, whether as a result of climate change or otherwise, or geopolitical events, such as civil unrest in a country in which we operate or in which our suppliers are located, and attacks disrupting transportation systems, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the temporary closure of one or more stores or distribution centers (as occurred with our Dunn distribution center as described above), the temporary lack of an adequate work force in a market, the temporary decrease in customers in an affected area, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores within a country in which we are operating and the temporary reduction in the availability of products in our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

In our control systems there are inherent limitations, and misstatements due to error or fraud may occur and not be detected, which may harm our business and financial performance and result in difficulty meeting our reporting obligations.

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

Many of the functions of our operations are dependent on IT systems developed and maintained by internal experts or third parties. The failure of any of these IT systems may cause disruptions in our operations, adversely affecting our sales and profitability. We have disaster recovery plans in place to reduce the negative impact of such IT systems failures on our operations, but there is no assurance that these disaster recovery plans will be completely effective in doing so. If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our associates improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, identity theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation of our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-names.

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

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the market of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered, however, that the Auditor violated the parties’ rights of defense and rejected the case. It is now up to the auditor to determine whether and how it will continue to pursue this case.

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

Our U.S. operations are self-insured for workers’ compensation, general liability, automotive accident, pharmacy claims and healthcare (including medical, pharmacy, dental and short-term disability). We use self-insured retention programs for workers’ compensation, general liability, automotive accident, pharmacy claims, and healthcare (including medical, pharmacy, dental and short-term disability). We also use captive insurance arrangements for some of our self-insurance programs to provide flexibility and optimize costs.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not reported. We believe that the actuarial estimates are reasonable. These estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of existing reserves.

Self-insurance reserves of €121 million are included as liabilities on the balance sheet as of December 31, 2010. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this document.

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

We have defined benefit plans at several of our entities and a total of approximately 20% of our associates were covered by defined benefit plans at the end of 2010. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2010, we recognized a net liability of €79 million. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this document.

We may not achieve all cost savings anticipated through our U.S. support services restructuring, which may reduce, delay or otherwise hinder our ability to implement our “New Game Plan” that we announced in December 2009 involving our operating companies’ fine-tuning their pricing strategies to achieve local value leadership and accelerated growth.

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the banner organizations can benefit from by common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common support services is to create greater efficiencies and scale, and the elimination of redundancies, as well as to become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring is also expected to simplify our legal, accounting and tax compliance requirements. We anticipate that cost savings achieved through our U.S. support services restructuring will help fund our New Game Plan that was announced in December 2009. A significant component of our New Game Plan involves, among other things, our operating companies’ fine-tuning their pricing strategies to achieve local value leadership. Our New Game Plan is intended to accelerate our growth. However, we cannot provide assurance that we will achieve all cost savings anticipated through our U.S. support services restructuring, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan.

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

We are a food retailer headquartered in Belgium with operations in six countries on three continents — North America, Europe and Asia. At December 31, 2010, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 2,800 stores, and we employed approximately 138,600 people. In 2010, we recorded revenues of €20.8 billion and Group share in net profit of €574 million.

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

The following table sets forth, at the dates indicated, our sales network in the United States, Belgium and other regions:

Sales Network (number of stores)

	At December 31,
	2010	2009	2008
United States (1)	1,627	1,607	1,594
Belgium (2)	805	792	771
Greece	223	216	201
Rest of the World (3)	145	117	103
Discontinued Operations (4)	—	—	4
Total	2,800	2,732	2,673

(1)	Includes stores at January 1, 2011, January 2, 2010 and January 3, 2009.
(2)	Includes stores in the Grand Duchy of Luxembourg.
(3)	Includes Romania and Indonesia.
(4)	Includes Germany (2008).

Revenues (in millions of EUR)

	Year Ended December 31,
	2010	2009	2008
United States	14,187	13,618	13,081
Belgium	4,800	4,616	4,407
Greece	1,563	1,471	1,335
Rest of the World (1)	300	233	201
Total	20,850	19,938	19,024

(1)	Includes Romania and 51% of Super Indo (Indonesia).

Our operations are located primarily in the United States, Belgium and Greece, with a small percentage of our operations in Romania and in Indonesia. In 2010, operations in the United States accounted for 68.1% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 23.0% of revenues. Operations in Greece accounted for 7.5% of revenues. Romania and Indonesia accounted for 1.4% of revenues in 2010.

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

The 1990s were a period of international expansion outside of Belgium and the United States for our company. The following subsidiaries were integrated into our company in the following countries during this time: Delvita - Czech Republic (1991), Alfa Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Since then, some of these businesses have been divested to focus our resources on better investment opportunities or because the activity had become non-strategic: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004), Delvita – Slovakia (2005), Delvita – Czech Republic (2007) and Delhaize Deutschland - Germany (2009).

In 2001, Alfa Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In 2008, Alfa Beta launched a new store brand with the opening of two Lion Food Stores. These stores offer a reduced assortment at discount prices. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. This store will serve as a laboratory for new concepts in the Belgian market and elsewhere throughout the Group. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices. In 2010, the Red Market concept was introduced in Greece and Romania.

On May 18, 2009, we launched through our wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) a voluntary tender offer to acquire all of the common registered shares of Alfa Beta, which were not yet held by any of the consolidated companies of Delhaize Group. At the end of the acceptance period on July 9, 2009, Delned had acquired 89.56% of Alfa Beta. On February 9, 2010, Delned crossed the 90% share ownership threshold of Alfa Beta shares. On March 12, 2010, Delned launched a new tender offer to acquire the remaining 9.99% of Alfa Beta at €35.73 per share. At the end of the acceptance period of this tender offer on May 12, 2010, Delned had acquired approximately 90.83% of Alfa Beta. On June 4, 2010, Delned exercised the right to acquire any remaining shares that were not tendered in the tender offer or otherwise held by Delned as of June 2, 2010 (squeeze-out right). On August 9, 2010, Delned obtained 100% of the voting rights of Alfa Beta. On October 1, 2010, Alfa Beta was delisted from the Athens Stock Exchange.

In July 2009, we closed the acquisition of 4 supermarkets in Romania previously operated under the Prodas name. In November 2009, we acquired the Greek retailer Koryfi which operated 11 stores and a distribution center in the Northeast of Greece.

During 2009 and 2010, we also entered into several smaller agreements acquiring individual stores in various parts of the world.

On March 3, 2011, Delhaize Group announced that it had reached an agreement to acquire 100% of Serbian based food retailer Delta Maxi Group active in 5 countries in the Southeastern part of Europe. The company operates a network of approximately 450 stores at the end of 2010. Its formats include convenience stores, supermarkets and hypermarkets. We expect to be able to close this transaction in the third quarter of 2011.

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

•

Strong operating margins and cost control. Our operating margins have historically been among the highest in the supermarket industry. We have focused on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private brand products. Effective use of information technology, store labor scheduling and attention to cost controls has allowed us to control our expense structure. Our ability to control operating and administrative expenses has allowed us to achieve one of the lowest operating cost structures in the supermarket industry.

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

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. We plan on continuing to invest during fiscal year 2011 by making approximately €900 million of capital expenditures (based on the average exchange rate in 2010 of 1 EUR = 1.3257 USD). These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

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

•

Loyalty card programs. Transactions using the loyalty card program accounted for 90%, 71% and 84% of revenues at Delhaize Belgium, Alfa Beta and Food Lion respectively, during 2010. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

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

•

Generate profitable revenue growth. Concept differentiation, competitive prices and leading local market positions are key elements of our strategy to generate profitable revenue growth. Attractive assortments in convenient locations lead to superior customer experiences. In 2010, all of our banners implemented a new Group-wide pricing policy to ensure customers could continue to enjoy fresh and healthy products at very competitive prices. At the same time, we expanded and renewed our network.

•

Pursue best-in-class execution. Retail is all about detail. The enormous volumes we move every day from supplier to customer pose a formidable challenge to planning and execution. We continually invest in the development of customer tools, supply chain technology, logistics and IT systems. Executional excellence strongly depends on our associates’ positive engagement and on synergies we realize with our vendors. Pursuing best-in-class execution with a strong focus on cost management enables us to fund sales building initiatives that respond to our customers’ high expectations while driving profitable growth. In 2010, major steps in this area were taken with the process to set up one common procurement organization, one supply chain organization and one platform for common back office services, supporting all our U.S. operations.

•

Operate as a responsible corporate citizen. The combination of sustainable growth and operating as a best-in-class corporate citizen has always been an essential part of how we do business. Corporate Responsibility is fully integrated into our day-to-day operations. However, we recognize we can improve, for the benefit of our millions of customers, our approximately 138,600 associates and our planet. We issued a separate report on Corporate Responsibility in June 2011.

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, based on the location of customers and stores, which matches the way we manage our operations. In 2010, reportable segments include the United States, Belgium (including Belgium and the Grand-Duchy of Luxembourg), Greece and “Rest of the World.” In January 2011, Delhaize Group amended its internal reporting and now prepares sub-consolidated information for all of Southeastern Europe (consisting presently of Greece and Romania) together. Consequently, Delhaize Group decided that Greece will no longer be a separate reportable segment, but subsumed in the “Rest of the World” segment, which has been renamed “Southeastern Europe and Asia” (SEE & Asia).

As of December 31, 2010, we operated the following banners:

United States	Belgium (1)	Greece	Rest of the World

• Food Lion	• Delhaize “Le Lion” Supermarket	• Alfa Beta	Indonesia

• Hannaford	• AD Delhaize	• ENA	• Super Indo

• Sweetbay Supermarket	• Delhaize City	• AB Shop & Go	Romania

• Bloom	• Proxy Delhaize	• AB City	• Mega Image

• Bottom Dollar Food	• Shop ‘n Go	• AB Food Market	• Red Market

• Harveys	• Caddy-Home	• Red Market

• Reid’s	• Tom & Co

• Red Market

(1)	Including 44 stores in the Grand Duchy of Luxembourg.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Reid’s and Harveys.

For the fiscal year ended December 31, 2010, we had revenues of €14.2 billion ($18.8 billion) in the United States. We were the third largest supermarket operator on the east coast of the United States for fiscal year 2010 based on sales. At the end of 2010, we employed approximately 104,000 people in the United States.

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

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In 2010, we opened 40 new stores in the United States, closed and relocated 2 stores and decided to close 18 other stores. This resulted in a net increase of 20 stores. As a result, as of December 31, 2010, we operated 1,627 supermarkets in 17 states in the eastern United States.

State	Food Lion(1)	Bloom	Bottom Dollar Food	Harveys	Hannaford	Sweetbay	TOTAL
Delaware	23						23
Florida	27			7		105	139
Georgia	55			61			116
Kentucky	10						10
Maine					56		56
Maryland	69	7	4				80
Massachusetts					26		26
New Hampshire					32		32
New Jersey			2				2
New York					46		46
North Carolina	494	8	5				507
Pennsylvania	9		14				23
South Carolina	137	8		1			146
Tennessee	58						58
Vermont					17		17
Virginia	267	42	19				328
West Virginia	18						18
TOTAL	1,167	65	44	69	177	105	1,627
Number of states	11	4	6	3	5	1	17

(1)	Includes 11 Reid’s stores.

Banner	Average Store Size m2/ft2
Food Lion	3,325/35,800
Bottom Dollar Food, and Reid’s	2,787/30,000
Harveys	2,920/31,500
Hannaford, Bloom	4,450/47,800
Sweetbay Supermarket	4,180/45,000

In recent years, we have pursued a significant remodeling program in the United States to provide our customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2010, we re-opened 72 supermarkets in the U.S. after remodeling or expansion work. This included 31 stores in the markets of Richmond, Virginia and Greenville, North Carolina.

The market renewal process is based on our commitment to better match stores to local demographics and shopping behavior (Food Lion, Bloom and Bottom Dollar Food). Remodeled stores received new interiors, new merchandising fixtures, expanded perishable offerings and changed product selections.

On May 4, 2011, Food Lion re-launched approximately 200 stores in the Raleigh (North Carolina) and Chattanooga (Tennessee) markets. In addition to price, we have identified concrete action plans to strengthen other attributes of our Food Lion brand in those markets, focused on the quality of the assortment, the ease and convenience of the shopping experience as well as additional price investments.

In 2010, the low-cost supermarket Bottom Dollar Food entered into the greater Philadelphia, PA area, a new market for the Group. We believe in the potential of Bottom Dollar Food in that market as the banner responds to the needs of the local population. At the end of 2010, Bottom Dollar Food counted 16 stores in that new area.

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

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private brands. Food Lion offers between 15,000 and 20,000 stock-keeping units (“SKUs”) in its supermarkets, Harveys between 15,000 and 20,000 SKUs, Bloom between 21,000 and 25,000 SKUs, Bottom Dollar Food between 6,500 and 8,000 SKUs, Sweetbay between 28,000 and 41,500 SKUs and Hannaford between 25,000 and 46,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. Hannaford, Food Lion and Sweetbay feature a strong organic and natural food department, Nature’s Place, in their stores. In Florida, our Sweetbay Supermarket concept strongly focuses on fresh products and specialty foods.

Private brand products. Each of our principal U.S. banners offers its own line of private brand products. The Food Lion, Hannaford and Sweetbay private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brand brands, reducing the cost of goods sold for private brand brands and strengthening the margins for these products. Revenues of private brand products represented 26.2%, 27.4% and 27.5% of Food Lion’s, Hannaford’s and Sweetbay respective revenues in fiscal year 2010. As of December 31, 2010, Food Lion carried more than 5,600 private brand SKUs, Hannaford approximately 6,500 private brand SKUs and Sweetbay offered more than 5,000 SKUs under its private brand program. In 2010, we continued the roll out a common three-tier private brand program in our U.S. operations started in 2007, including a premium brand Taste of Inspirations, a house brand and a value line Smart Option as well as category-specific private brand lines for organic products, general merchandise and prepared meals. In the second quarter of 2011, we started to introduce My Essentials, a new value line of private brands that will eventually replace the Smart Option assortment.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 84% of revenues at Food Lion in 2010. During the fiscal year ended December 31, 2010, approximately 13.7 million households actively used the MVP program, and their purchases were more than twice the size of non-MVP transactions.

Pharmacies. As of December 31, 2010, there were 138 pharmacies in Hannaford stores, 77 in Sweetbay stores, 33 in Food Lion stores, 24 in Harveys stores and eight in Bloom stores.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales), providing our customers with quality products and services at competitive prices. In 2010, we had revenues of €4.8 billion in Belgium and the Grand Duchy of Luxembourg, an increase of 4.0% over 2009, supported by comparable store sales growth of 3.2%, the highest level in the last seven years and entirely as a result of volume growth. Throughout the year, Delhaize Belgium continued consecutive waves of price investments started in early 2008, and marked the start of a price repositioning campaign. Transaction counts have increased throughout the year and Delhaize Belgium has gained market share throughout 2010 and ended the year with a 26.3% market share (source: A.C. Nielsen), an increase of 61 basis points compared to 2009. At the end of 2010, we employed approximately 17,300 people in Belgium and the Grand Duchy of Luxembourg.

Sales network. In Belgium and the Grand Duchy of Luxembourg our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which we sell wholesale goods). As of December 31, 2010, our sales network consisted of 805 stores in Belgium and the Grand Duchy of Luxembourg, a net increase of 13 stores since 2009.

The network included 375 supermarkets under the Delhaize “Le Lion”, AD Delhaize and Red Market banners, 290 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 140 pet food and products stores operated under the Tom & Co. banner. At the end of 2010, we operated 44 stores in the Grand Duchy of Luxembourg.

Supermarkets. The supermarkets that are company-operated in Belgium and the Grand Duchy of Luxembourg carry the Delhaize “Le Lion” banner. At the end of 2010, there were 147 company-operated supermarkets of which 17 supermarkets were remodeled in 2010. A Delhaize “Le Lion” supermarket offers around 17,000 SKUs, depending on its size.

The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom we sell our products at wholesale prices. The AD Delhaize supermarkets have an average size of 1,125 square meters and offer approximately 12,000 SKUs.

Red Market. At the end of 2010, Delhaize Group operated five Red Market stores in Belgium. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 5,700 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned.

Proximity stores. Our network of proximity stores in Belgium and the Grand Duchy of Luxembourg consisted of 290 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners at the end of 2010. The Delhaize City stores are mostly company-operated proximity stores targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters and offer approximately 6,500 SKUs. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet, telephone or fax. As of December 31, 2010, Caddy-Home delivered in 17 cities throughout Belgium, offering approximately 5,400 SKUs to customers. In 2009, Delhaize Belgium launched Delhaize Direct, allowing customers to order their groceries through the Internet and pick them up at their local store. By the end of 2010, approximately 60 stores were equipped with Delhaize Direct, among which one AD Delhaize and one company-operated supermarket in the Grand Duchy of Luxembourg. Our objective is to have approximately 100 stores equipped with Delhaize Direct by the end of 2011.

Specialty stores. Tom & Co. is a specialty chain focusing on food and accessories for pets. At the end of 2010, the large majority of the 140 Tom & Co. stores were operated under franchise agreements with independent operators.

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

Management believes that we are a market leader in Belgium for prepared meals. In Belgium, we have also developed a large range of organic products. Revenues from organic products grew by 17% compared to 2009. At the end of 2008, Delhaize Belgium introduced Eco-line, an assortment of environment-friendly detergents.

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 6,000 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2010, private brand sales under our brand accounted for approximately 55% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2010, the “365” offering included approximately 465 SKUs in Belgium and accounted for approximately 4% of revenues. During 2007, we rolled out a second pan-European private brand after “365,” called “Care.” The “Care” assortment includes a large variety of general merchandise and health and beauty products.

Loyalty Card. Since 1992, our stores in Belgium use a loyalty card known as the Plus card, which was used by customers for approximately 90% of total sales in Delhaize “Le Lion” supermarkets in 2010. The Plus card also provides benefits for shoppers at our other stores in Belgium. Since 1999, we have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Greece

Overview. In 2010, revenues of Alfa Beta Vassilopoulos S.A., our Greek subsidiary, increased by 6.3% to €1.6 billion. The performance of Alfa Beta remained strong despite a difficult economic environment. The subsidiary is the second largest food retailer (in terms of sales) in Greece.

Sales network. In 2010, we increased the number of stores in Greece by 7 to a total of 223 at the end of 2010. Alfa Beta strengthened its position in Northern Greece with two new locations; the conversion of eight stores acquired in the previous years and another 13 stores. As of December 31, 2010, Alfa Beta directly operated 157 supermarkets under the Alfa Beta banner, 11 cash & carry stores under the ENA banner, 16 AB City stores and served 37 affiliated stores operated under the AB Food Market and AB Shop & Go banners. Within the banner portfolio some shifts were made to better respond to regional and demographical elements. In 2010, the two Lion Food stores were converted to Red Market stores. At the end of 2010, Alfa Beta employed approximately 9,900 people.

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

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our company, Carrefour (France), Lidl (Germany) and Makro (Germany) are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Atlantic and Massoutis. Alfa Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited, except in select designated tourist zones.

Rest of the World

Overview. In 2010, revenues in our Rest of the World segment (Romania and Indonesia) increased by 28.9% to €300 million. In 2010, we grew the number of stores in our Rest of the World segment by 28 to a total of 145 at the end of 2010.

Romania. We own 100% of Mega Image since 2004. As of December 31, 2010, Mega Image operated 62 supermarkets and 10 Red Market stores in Romania and employed approximately 3,000 people. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2010, Mega Image accelerated its expansion with the opening of 10 Red Market stores in more rural and less populated areas outside of the capital. Mega Image’s stores all offer the private brand ranges “365”, “Care” and the house brands available at Delhaize Belgium and Alfa Beta. Mega Image’s private brand assortment increased with 44% to approximately 1,500 SKUs and now accounts for almost 10% of sales.

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Super Indo LLC, an operator of 11 stores at that time. We were operating 73 stores as of December 31, 2010, employing approximately 4,600 associates. We own 51% of Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

DESCRIPTION OF PROPERTY

Store Ownership of Sales Network (as of December 31, 2010)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	144	671	812	—	1,627
Belgium	131	34	240	400	805
Greece	41	—	145	37	223
Rest of the World	15	—	130	—	145
Total	331	705	1,327	437	2,800

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.

The majority of our company-operated stores are leased, mostly in the U.S. With the exception of 144 owned stores in the United States, as of December 31, 2010, Food Lion, Hannaford and Sweetbay Supermarket occupied various store premises under lease agreements. Lease terms (including reasonably certain renewal options) generally range from 1 to 40 years with renewal options ranging from 3 to 36 years. At the end of 2010, we operated 12 warehousing and distribution facilities (totaling approximately 949,000 square meters or approximately 10.2 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2010, we owned 131 of our stores (or 16.3% of our total sales network), owned six of our seven principal distribution centers (one out of the seven is partly owned) and leased our two ancillary distribution centers (external distribution centers managed by an external company). At December 31, 2010, we owned 41 stores and four distribution centers and leased 145 stores in Greece. At December 31, 2010, we owned 15 stores and one distribution center and leased 130 stores in our Rest of the World segment.

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2010, 2009 and 2008, included under Item 18 in this document. The consolidated financial statements referred to, were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2010. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective, which are included under Item 18 in this document.

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

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned U.S. subsidiaries ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2010, 2009, and 2008 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 1, 2011, 52 weeks ended January 2, 2010 and 53 weeks ended January 3, 2009, respectively. Delhaize Belgium in the past has included our operations in Germany which were classified as discontinued operations as of December 31, 2008 until September 2009, when we completed the sale of our stores in Germany. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e., over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong regional companies benefiting from and contributing to the Group’s strength, expertise and successful practices.

In 2010, approximately 90 percent of our consolidated revenues were generated through the operation of retail food supermarkets in North America, Europe and Southeast Asia. We also sell consumer products at wholesale, mainly to franchised stores and affiliated stores. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses.

Our financial results, along with other retail companies, are influenced by various factors such as cost of goods, inflation, deflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

Operations

At the end of 2010, our store network totaled 2,800 stores. Our sales network consists primarily of retail food supermarkets, which also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food sales to commercial customers. Approximately 76% of our stores are company-operated and 24% are operated as affiliated or franchised stores.

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

In 2010, our operations were comprised of four geographical segments:

•

United States. Our U.S. business is the largest segment, accounting for 68.1% of our 2010 revenues. At the end of 2010, we operated 1,627 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Harveys and Reid’s.

•

Belgium. Belgium is our historical home market. At the end of 2010, our Delhaize Belgium sales network (including Belgium and the Grand Duchy of Luxembourg) consisted of 805 stores operating under different banners. The segment accounted for 23.0% of revenues for the year ended December 31, 2010.

•

Greece. We have been operating in Greece since 1992 through our subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”). At the end of 2010, Alfa Beta’s sales network counted 223 stores, representing 7.5% of our revenues. In 2010, Delhaize Group acquired all Alfa Beta minority shares and delisted the company from the Athens Stock Exchange.

•

Rest of the World. We have been operating in Central Europe and Southeast Asia since the 1990s. At the end of 2010, we operated 145 stores in our Rest of the World segment (Romania and Indonesia), representing 1.4% of our revenues.

•	As of the first quarter of 2011, the segments Greece and Rest of the World have been combined to become Southeastern Europe and Asia.

2010 Financial Results

In 2010, we had:

•	Revenues of €20.8 billion, an increase of 4.6% compared to 2009, reflecting the strengthening of the U.S. dollar against the euro by 5.2% compared to 2009;

•	Operating margin of 4.9%, higher than the 2009 operating margin of 4.7%;

•	Net financial expenses of €203 million stable compared to 2009;

•	Loss from discontinued operations of €1 million compared to a profit of €8 million in 2009; and

•	Group share in net profit of €574 million, an increase of 11.7% compared with 2009.

On October 8, 2010, we completed a private debt exchange transaction, pursuant to which we offered to exchange certain notes and debentures previously issued by our wholly owned subsidiary Delhaize America, LLC, for new notes issued by Delhaize Group. In the private debt exchange offer, we offered to exchange any and all of the outstanding 9.00% Debentures due 2031 and 8.05% Notes due 2027 (together the “Existing Securities”) held by eligible holders for new 5.70% Notes due 2040 (the “New Notes”). In total, $588 million of the total principal of $931 million of the Existing Securities were tendered by eligible holders and exchanged for $827 million of the New Notes.

2010 Acquisitions and Divestures

During 2010, we entered into several small agreements acquiring a total of 15 individual stores in various parts of the world. Total consideration transferred during 2010 was €16 million in cash, and additional final payments of €1 million are expected to be paid in 2011. These transactions resulted in an increase of goodwill of €12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group. In addition, we made a final payment of €3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010.

In May 2009, we announced the launch of a voluntary tender offer for all of the shares of our Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) not yet owned by us. The initial tender price was €30.50 per share and increased to €34.00 per share in June 2009. On March 12, 2010, we launched through our wholly owned Dutch subsidiary Delhaize “The Lion” Nederland BV (“Delned”) a new tender offer to acquire the remaining shares of Alfa Beta at €35.73 per share. On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010. Since August 9, 2010, we own 100% of the voting rights in Alfa Beta. Alfa Beta was delisted from the Athens Exchange as of October 1, 2010.

No divestures occurred in 2010.

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

We believe the assumptions we use are reasonable, however, as indicated above, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows will have a potential impact on the determination of the recoverable amount and by that the impairment losses. For example, while a 200 basis points increase in the sales growth assumption used in the cash flow projections would not have resulted in fewer stores being identified for impairment, it would have decreased the impairment losses recognized by an amount below €1 million. On the other hand, a 200 basis points decrease in the sales growth assumption used in the cash flow projections would not have resulted in additional stores identified for impairment, but would have increased the impairment losses of the year also by an amount below €1 million.

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

As stated, the assumptions represent our best estimates of future developments, and we are of the opinion that no reasonably possible change in any of the key assumptions mentioned would cause the carrying value of the significant cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of 100 basis points in the discount rate applied and a simultaneous reduction of the terminal growth rate by 50 basis points would have decreased the total value in use by €4.0 billion in 2010 and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

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

In addition, we are subject to periodic audits and examinations by tax authorities. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we believe it is unlikely that any potential tax exposures, in excess of the amounts currently recorded as liabilities in our consolidated financial statements, would be material to our future financial condition or results of operations.

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

In addition, our property insurance in the United States includes self-insured retentions per occurrence of $10 million for named windstorms, $5 million for Zone A flood losses and $2.5 million for all other losses.

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

The provision for closed stores expenditures is estimated based on remaining lease obligations, expected sub-lease income and exit costs associated with store closing commitments. Other exit costs include estimated utilities, real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term.

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

Calculating the estimated store closing losses requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sublessees, and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resulting demand for commercial property. Finally, applying an appropriate discount rate on long-term cash flow projection requires the application of judgment.

Varying the discount rate applied by 200 basis points would have resulted in an immaterial increase / decrease of expenses charged to profit or loss for 2010 store closing activities and increased / decreased the total closed store provision by €4 million.

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

SELECTED RESULTS OF OPERATIONS

Overview

During 2010, our revenues increased 4.6% compared to revenues for 2009. During 2009, our revenues increased 4.8% over revenues for 2008. In 2010, there was a positive translation effect in our sales as a result of the strengthening of the average rate of the U.S. dollar against the euro by 5.2% compared to 2009. In 2009, the appreciation of the average exchange rate of the U.S. dollar against the euro was 5.4% compared to 2008. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2010 revenue growth at identical exchange rates was calculated by converting 2010 revenues of our U.S., Romanian and Indonesian operations at the 2009 average exchange rates.

We ended 2010 with a sales network of 2,800 stores, an increase of 68 stores compared to 2009. At December 31, 2009, we had a sales network of 2,732 stores, or 59 more than the 2,673 stores in the network at December 31, 2008.

Net profit attributable to equity holders of our company (our company share in net profit) for 2010, increased by 11.7% compared with our company share in net profit for 2009. This increase in 2010 was mainly a result of a higher operating profit and less net profit attributable to non-controlling interests partially offset by higher income taxes and a lower result from discontinued operations. Our company share in net profit for 2009, increased by 10.1% compared with our company share in net profit for 2008. This increase in 2009 was mainly a result of a higher operating profit, a higher result from discontinued operations and less net profit attributable to non-controlling interests partially offset by higher income taxes.

	Year Ended December 31,
	2010	2009	2008
	(in millions of euros)
Revenues	20,850	19,938	19,024
Gross profit(1)	5,353	5,125	4,820
Other operating income	85	78	96
Selling, general and administrative expenses	(4,394)	(4,192)	(3,962)
Other operating expenses	(20)	(69)	(50)
Operating profit	1,024	942	904
Net financial expenses(2)	(203)	(202)	(202)
Profit before taxes and discontinued operations	821	740	702
Income tax expense	(245)	(228)	(217)
Net profit from continuing operations	576	512	485
Result from discontinued operations (net of tax)	(1)	8	(6)
Group share in net profit	574	514	467

(1)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2010		2009		2008
	€	%	€	%	€	%
	(in millions, except percentages)
United States	14,187	68.1	13,618	68.3	13,081	68.8
Belgium	4,800	23.0	4,616	23.1	4,407	23.2
Greece	1,563	7.5	1,471	7.4	1,335	7.0
Rest of the World	300	1.4	233	1.2	201	1.0
Total	20,850	100.0	19,938	100.0	19,024	100.0

Revenues increased 4.6% for 2010 compared to 2009, positively impacted by the strengthening of the U.S. dollar by 5.2% against the euro. Revenue growth was 1.0% at identical exchange rates. This growth was the result of a net increase in the sales network of 68 stores and a comparable store sales growth of 3.2% in Belgium, partially offset by a negative comparable store sales evolution of 2.0% in the U.S. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects.

Revenues increased 4.8% for 2009 compared to 2008, positively impacted by the strengthening of the U.S. dollar by 5.4% against the euro. Revenue growth was 1.2% at identical exchange rates. In 2008, our operating companies in the U.S. benefited from a 53rd calendar week resulting in an additional revenue contribution of €258 million. Excluding the effect on revenues of the 53rd week in the U.S., revenue growth was 2.6% at identical exchange rates. This growth was the result of a net increase in the sales network of 59 stores and a comparable store sales growth of 2.7% in Belgium, partially offset by a negative comparable store sales evolution of 0.4% in the U.S.

United States

Revenues increased 4.2% for 2010 compared to 2009. This increase was a result of the strengthening of the U.S. dollar by 5.2% against the euro. At identical exchange rates, revenues decreased by 1.0%. Comparable store sales evolution was -2.0% in 2010 impacted by prudent consumer spending and a competitive environment which stayed very promotional, especially in the second quarter. We finished 2010 with 1,627 supermarkets in the U.S. In 2010, we opened 40 new stores in the U.S. including 16 Bottom Dollar Food stores and closed 20 stores. This resulted in a net increase of 20 stores.

Revenues increased 4.1% for 2009 compared to 2008. This increase was a result of the strengthening of the U.S. dollar by 5.4% against the euro. At identical exchange rates, revenues decreased by 1.3%. Excluding the 53rd week in 2008, revenues increased by 0.7% at identical exchange rates. Comparable store sales evolution was -0.4% in 2009 impacted by declining retail inflation, prudent consumer spending and a very promotional competitive environment. We finished 2009 with 1,607 supermarkets in the U.S. In 2009, we opened 30 new stores in the U.S., closed and relocated 7 stores, and decided to close 17 other stores. This resulted in a net increase of 13 stores.

Belgium

Revenues increased by 4.0% for 2010 over 2009. This increase was the result of a comparable store sales growth of 3.2% and a net increase of 13 stores in 2010. In 2010, Delhaize Belgium continued to benefit from consecutive waves of price investments which started three years ago, supported by strong communication and targeted promotional activities. Delhaize Belgium ended the year 2010 with a 26.3% market share (source AC Nielsen), an increase of 61 basis points compared to 2009.

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

Greece

Revenues increased by 6.3% for 2010 over 2009 despite a difficult economic environment. In 2010, the number of stores in Greece increased by 7 to a total of 223 stores. Market share increased by 160 basis points over 2009 to 18.4% (source AC Nielsen).

Revenues increased by 10.2% for 2009 over 2008, due to strong comparable store sales growth, new store openings and the acquisition of 10 Koryfi stores. In 2009, the number of stores in Greece increased by 15 to a total of 216 stores.

Rest of the World (Romania and Indonesia)

Revenues increased by 28.9% for 2010 over 2009 primarily as the result of the store network expansion in both countries. At the end of 2010, the sales network in the Rest of the World consisted of 145 stores.

Revenues increased by 15.5% for 2009 over 2008 primarily as the result of the store network expansion in both countries (primarily from the acquisition of La Fourmi in 2008 and Prodas in 2009, both in Romania). At the end of 2009, the sales network in the Rest of the World consisted of 117 stores.

Gross Profit

	Year Ended December 31,
	2010		2009		2008
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,915	27.6	3,801	27.9	3,628	27.7
Belgium	997	20.8	926	20.0	849	19.3
Greece	379	24.3	350	23.8	303	22.7
Rest of the World	62	20.8	48	20.5	40	20.0
Total	5,353	25.7	5,125	25.7	4,820	25.3

Gross profit increased by 4.4% for 2010 compared to 2009 (increase of 0.6% at identical exchange rates). Gross margin stayed stable at 25.7% in 2010 in comparison to 2009. In the U.S., gross margin decreased by 32 basis points from 27.9% to 27.6% primarily as a result of price investments at Food Lion which began at the beginning of 2010. At Delhaize Belgium, gross margin increased by 72 basis points from 20.0% to 20.8% as a result of better supplier terms and lower logistics costs. In Greece, gross margin increased by 42 basis points from 23.8% to 24.3% primarily as a result of better supplier terms.

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

Other operating income increased by 9.4% to €85 million for 2010 compared to 2009. This increase is mainly due to higher income from waste recycling activities as a result of higher prices for paper (€23 million in 2010 compared to €11 million in 2009).

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

Selling, General and Administrative Expenses

	Year Ended December 31,
	2010		2009		2008
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,189	22.5	3,046	22.4	2,904	22.2
Belgium	795	16.5	772	16.7	722	16.4
Greece	319	20.4	297	20.2	267	20.0
Rest of the World	58	19.4	49	21.0	38	18.6
Corporate	33		28		31
Total	4,394	21.1	4,192	21.0	3,962	20.8

Selling, general and administrative expenses (“SG&A”) increased by 4.8% for 2010 compared to 2009 (almost flat at identical exchange rates). SG&A as a percentage of revenues increased by 5 basis points to 21.1% at actual rates. In the U.S., SG&A as a percentage of revenues increased by 11 basis points to 22.5% of revenues driven by higher depreciation, amortization and advertising expenses, as well as the impact of lower revenues, partly offset by cost reduction efforts. At Delhaize Belgium, SG&A expenses decreased by 17 basis points to 16.5% of revenues mainly due to the impact of higher revenues and cost reduction efforts. In Greece, SG&A increased by 23 basis points to 20.4% of revenues as a result of salary increases and additional taxes due to government measures.

SG&A increased by 5.8% for 2009 compared to 2008 (increase of 2.0% at identical exchange rates). SG&A as a percentage of revenues increased by 20 basis points to 21.0% at actual rates. In the U.S., SG&A as a percentage of revenues increased by 17 basis points to 22.4% of revenues, but remained stable if we exclude the positive effect of the 53rd week in 2008. Major cost reduction efforts, through store labor efficiencies and improved back office and supply chain procedures, have allowed our U.S. operating companies to offset higher staff costs mainly attributable to increases in minimum wage levels and rising health care costs. At Delhaize Belgium, SG&A expenses increased by 33 basis points to 16.7% of revenues mainly due to higher staff costs, increased advertising costs and higher rents and depreciation as a result of new store openings. These cost increases were partly offset by cost savings generated by the “Excel 2008-2010” plan. In Greece, SG&A increased by 21 basis points to 20.2% of revenues as a result of higher staff costs and depreciation charges.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets, including losses on disposal of property, plant and equipment, impairment losses, store closing expenses and restructuring charges.

Other operating expenses amounted to €20 million in 2010 and decreased by 71.7% compared to 2009. The 2009 result included a restructuring charge of €21 million and store closing and impairment charges of €23 million, both in the U.S., while an impairment charge of €14 million mainly relating to underperforming stores was recorded in 2010.

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the banner organizations can benefit from common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common support services is to create greater efficiencies and scale, eliminate redundancies, become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring will also simplify our legal, accounting and tax compliance requirements. It will improve the capital structure of the Group and it will allow for a more efficient repatriation of profits and cash from the U.S. to the Belgian parent company.

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

Other operating expenses amounted to €69 million in 2009 and increased by 37.8% compared to 2008. The 2009 result was mainly due to the U.S. restructuring, store closing and impairment charges totaling €44 million (explained above), a change in the discount rate used to calculate U.S. closed store provisions (€4 million), store impairment charges for other underperforming stores across the Group (€6 million) and impairment charges related to the retirement of various software solutions (€5 million).

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by geographic segment:

	Year Ended December 31,
	2010		2009		2008
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	753	5.3	729	5.4	720	5.5
Belgium	236	4.9	185	4.0	166	3.8
Greece	63	4.0	59	4.0	46	3.4
Rest of the World	5	1.8	(1)	(0.3)	3	1.5
Corporate	(33)		(30)		(31)
Total	1,024	4.9	942	4.7	904	4.8

Our operating margin for 2010 increased to 4.9% compared to 4.7% in 2009. The operating margin of the U.S. operations decreased slightly from 5.4% in 2009 to 5.3% in 2010 driven by the price repositioning effort at Food Lion and the impact of lower revenues partly offset by the impact of the U.S. restructuring, store closing and impairment charges recorded in 2009 and cost reduction efforts. The operating margin of the Belgian operations increased from 4.0% in 2009 to 4.9% in 2010 driven primarily by favorable supplier terms, the impact of higher revenues and cost reductions. In 2010, the operating margin of the Greek operations remained stable at 4.0% as the favorable gross margin evolution was offset by higher SG&A as a percentage of revenues and lower other operating income. The operating margin of the Rest of the World segment increased from -0.3% in 2009 to 1.8% in 2010 mainly due to the impact of higher revenues, and an improved gross margin.

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

Operating profit increased by 8.7% to €1,024 million for 2010 compared to 2009. At identical exchange rates, operating profit increased 4.7%.

Operating profit increased by 4.2% to €942 million for 2009 compared to 2008. At identical exchange rates, operating profit was in line with 2008 and increased 3.4% when excluding the effect of the 53rd week of operations in 2008.

Net Financial Expenses

	Year Ended December 31,
	2010		2009		2008
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	215	1.0	208	1.0	213	1.1
Income from investments	12	0.1	6	0.0	11	0.1
Net financial expenses	203	1.0	202	1.0	202	1.1

Net financial expenses during 2010 were slightly higher than 2009 and represented, as a percentage of revenues, 1.0% in 2010 and 2009. At identical exchange rates, net financial expenses decreased by €7 million mainly due to the positive impact of the 2010 debt exchange and of the 2009 bond refinancing, higher income on financial investments and lower interest rates on our floating rate debt denominated in U.S. dollar.

Net financial expenses during 2009 were in line with 2008 and represented, as a percentage of revenues, 1.0% in 2009 and 1.1% in 2008. At identical exchange rates, net financial expenses decreased in 2009 by €8 million compared to 2008 mainly as a result of lower interest rates on USD floating rate debt.

Income Tax Expense

	Year Ended December 31,
	2010		2009		2008
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	245	29.8%	228	30.8%	217	30.9%
Income tax expense from discontinuing operations	—		—		—
Total income tax expense	245	29.8%	228	30.4%	217	31.2%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 29.8%, 30.8% and 30.9% for 2010, 2009 and 2008, respectively. The effective tax rate for continuing operations for 2010 decreased by 94 basis points in comparison to 2009, mainly as a result of the organizational restructuring impact in the U.S. implemented in 2009 and the debt exchange in the fourth quarter of 2010. The effective tax rate for continuing operations for 2009 was comparable to 2008 as the favorable impact of the U.S. organizational restructuring and the positive resolutions of U.S. and Belgian tax matters in 2009 were offset by the favorable resolutions of other federal tax matters in the U.S. in 2008.

The effective tax rate (including discontinued operations) was 29.8%, 30.4% and 31.2% for 2010, 2009 and 2008, respectively. The effective tax rates differ from the effective tax rate for continuing operations in 2009 and 2008 because the result from discontinued operations included a non-taxable gain in 2009 and a non-taxable loss in 2008. The non-taxable gain in 2009 and the non-taxable loss in 2008 both related to the divestiture of our German operations. We refer to Note 22 in Item 18 for a reconciliation of our Belgian statutory income tax rate of 34% to our effective income tax rate.

We continue to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2009 and 2010, we expect continued audit activity in 2011. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Result from Discontinued Operations

In 2010, the result from discontinued operations, net of tax, amounted to a loss of €1million.

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

Net Profit Attributable to Equity Holders of Delhaize Group

The positive result from a higher operating profit partly offset by higher income taxes and a lower result from discontinued operations resulted in a 11.7% increase in net profit attributable to equity holders of our company (our company share in net profit) for 2010 compared to 2009.

The positive result from a higher operating profit and an increase in the result from discontinued operations resulted in a 10.1% increase in net profit attributable to equity holders of our company (our company share in net profit) for 2009 compared to 2008.

LIQUIDITY AND CAPITAL RESOURCES

We had €758 million of cash and cash equivalents as of December 31, 2010, compared to €439 million at December 31, 2009. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt, for working capital needs, the payment of dividends and for financing acquisitions. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,317 million, €1,176 million and €927 million during the years ended December 31, 2010, 2009 and 2008, respectively. The increase in 2010 over 2009 was primarily due to a higher net profit (€ 60 million), higher depreciation and amortization (€ 60 million) and lower tax payments (€58 million income taxes paid in 2010 compared to €248 million in 2009). This was partly offset by unfavorable changes in operating assets and liabilities (a negative €67 million in 2010 versus €92 million in 2009) resulting from higher receivables from affiliated stores at Delhaize Belgium and major improvements in working capital realized in 2009. The increase in 2009 over 2008 was primarily due to higher net profit (€41 million) and improved changes in operating assets and liabilities (€92 million in 2009 versus a negative €188 million in 2008) as a result of improvements in working capital management. This was partly offset by higher tax payments in the U.S., whereas in 2008 we benefited from a tax refund and from the 2008 U.S. Stimulus Act (€248 million income taxes paid in 2009 compared to €130 million in 2008).

Investing Activities

Net cash used in investing activities was €665 million for 2010, compared to €555 million during 2009 and €758 million for 2008 (both after reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” activities due to a change in IFRS, effective in 2010). The increase in 2010 is mainly due to capital expenditures that were €140 million higher than in 2009, partly offset by less business acquisitions. In 2009, we spent €47 million mainly for the acquisitions of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA (both in Luxembourg) and Koryfi SA in Greece.

Capital Expenditures

Capital expenditures were €660 million for 2010 compared with €520 million for 2009 and €714 million for 2008. The increase of 26.8% in 2010 (22.7% increase at identical rates) is mainly a result of the delayed spending in 2009 on store remodeling activity in the U.S. The decrease of 27.1% in 2009 (29.2% decrease at identical rates) is mainly the result of lower store remodeling activity in the U.S.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2010	2009	2008
	(amounts in millions of euros)
United States	410	331	481
Belgium	128	115	117
Greece	75	57	88
Rest of the World	38	13	20
Corporate	9	4	8
Total	660	520	714

Capital Expenditures per Type

	Year Ended December 31,
	2010		2009		2008
	€	% of capital expenditure	€	% of capital expenditure	€	% of capital expenditure
	(in millions, except percentages)
New stores	196	29.7	179	34.4	139	19.4
Remodeling existing stores	167	25.3	112	21.6	300	42.0
Other	297	45.0	229	44.0	275	38.6

Total	660	100.0	520	100.0	714	100.0

In 2010, we remodeled or expanded 72 supermarkets in the U.S. (compared to 53 in 2009) and 18 supermarkets were remodeled in Belgium (17 in 2009). The other capital expenditures mainly relate to capital spending in information technologies, logistics and distribution.

Business Acquisitions

Our growth strategy includes selective acquisitions. During 2010, we entered into several small agreements acquiring a total of 15 individual stores in various parts of the world. Total consideration transferred during 2010 was €16 million in cash, and additional final payments of €1 million are expected to be paid in 2011. These transactions resulted in an increase of goodwill of €12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group. In addition, we made a final payment of €3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010. This is also detailed in Note 4.1 of our consolidated financial statements, included under Item 18 in this document.

Business Disposals

No business disposals occurred in 2010.

Financing Activities

Net cash used in financing activities was €343 million in 2010, compared to cash used in financing activities of €496 million and €105 million in 2009 and 2008, respectively, after the reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” activities due to a change in IFRS, effective in 2010. We refer for further comments to Note 4.2 of our financial statements, included under Item 18 in this document.

Purchase of non-controlling interests

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

In March, 2010, we launched a final tender offer to acquire the remaining shares of Alfa Beta at €35.73 per share. After approval from the Hellenic Capital Market Commission on the squeeze-out in July, we own since August 9, 2010, 100% of the voting rights in Alfa Beta. We delisted Alfa Beta from the Athens Exchange as of October 1, 2010. We paid €47 million for the remaining 10.07% additional Alfa Beta shares we purchased in 2010.

Long-term debt

In 2010, our long-term debt decreased by €92 million. During 2010, we repaid at maturity a bond of €40 million (issued by Alfa Beta) and €49 million finance lease obligations.

In October 2010, Delhaize Group exchanged $533 million of the 9.00% debentures due 2031 and $55 million of the 8.05% Notes due 2027 issued by the wholly-owned subsidiary Delhaize America, LLC, for $827 million, 5.70% Senior Notes due 2040 issued by Delhaize Group.

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

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding Notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these Notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the Notes. As of December 31, 2010, 2009 and 2008, €8 million, €9 million and €13 million in aggregate principal amount of the Notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2010, 2009 and 2008, restricted securities of €10 million, €10 million and €15 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2010, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Notes, 8.125%, due 2011	38
Bonds, 5.10%, due 2013	80
Senior Notes, 5.875%, due 2014	223
Notes, 5.625%, due 2014	544
Bonds, 6.50%, due 2017	334
Notes, 8.05%, due 2027	51
Debentures, 9.00%, due 2031	201
Senior Notes, 5.70%, due 2040	430
Floating term loan, LIBOR 6m + 45bps, due 2012	84
Other notes, 13.21%, due until 2013	1
Senior notes, 6.58% to 7.41%, due until 2016	7
Mortgages payable, 7.55% to 8.65%, due until 2016	2
Other debt, 4.50% to 7%, due 2014 to 2031	10
Bank borrowings	1
Total	2,006

The table below provides per currency the expected principal payments (undiscounted) and related interest rates of our long-term borrowings by year of maturity as of December 31, 2010. For the definition of “fair value”, see Note 18.1 to the consolidated financial statements included in this document.

USD denominated debt

(in millions of U.S. dollars)	2011	2012	2013	2014	2015	Thereafter	Fair Value
Notes due 2011	50	—	—	—	—	—	52
Average interest rate	8.13%	—	—	—	—	—	—
Notes due 2014	—	—	—	300	—	—	331
Average interest rate	—	—	—	5.88%	—	—	—
Notes due 2017	—	—	—	—	—	450	510
Average interest rate	—	—	—	—	—	6.50%	—
Notes due 2027	—	—	—	—	—	71	85
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	272	360
Average interest rate	—	—	—	—	—	9.00%	—
Notes due 2040	—	—	—	—	—	827	787
Average interest rate	—	—	—	—	—	5.70%	—
Term loan due 2012	—	113	—	—	—	—	112
Average interest rate	—	0.91%	—	—	—	—	—
Senior and other notes	2	—	—	—	—	8	12
Average interest rate	6.58%	—	—	—	—	7.06%	—
Mortgages payable	—	—	—	—	—	2	3
Average interest rate	—	—	—	—	—	8.25%	—
Other debt	—	—	1	7	—	6	14
Average interest rate	—	—	13.21%	7.00%	—	4.50%	—
Euro denominated debt
(in millions of euros)	2011	2012	2013	2014	2015	Thereafter	Fair Value
Bonds due 2013	—	—	80	—	—	—	86
Average interest rate	—	—	5.10%	—	—	—	—
Notes due 2014	—	—	—	500	—	—	559
Average interest rate	—	—	—	5.63%	—	—	—
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	2.00%	—	—	—	—	—	—

Debt Covenants for Long-Term Debt

We are subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the Notes due in 2011 ($), 2014 ($), 2014 (€), 2017 ($), 2027 ($) and 2040 ($) and the Debentures due in 2031 ($) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 ($), 2014 (€), 2017 ($) and 2040 ($) Notes also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. While these long-term debt instruments contain certain accelerated repayment terms, none contain accelerated repayment clauses that are subject solely to changes in our credit rating (“rating event”). None of the debt covenants restrict the abilities of our subsidiaries to transfer funds to the parent.

The Term Loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The Bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2010, 2009 and 2008, we were in compliance with all covenants for long-term debt, and headroom on financial covenants at December 31, 2010, was at least 30% for all ratios.

Short-Term Borrowings

Delhaize America, LLC entered into an unsecured revolving credit agreement (“the 2009 Credit Agreement”) in 2009, which provided the entity with a three-year $500 million (equal to €374 million at December 31, 2010), unsecured, committed revolving credit facility, including a $100 million (€75 million) sub-limit for the issuance of letters of credit, and a $35 million (€26 million) sub-limit for swingline loans. The 2009 Credit Agreement was guaranteed by substantially all of Delhaize America’s subsidiaries. Delhaize America, LLC had no outstanding borrowings under its 2009 Credit Agreement as of December 31, 2010, $50 million (€35 million) as of December 31, 2009 and no outstanding borrowings as of December 31, 2008.

On April 15, 2011, Delhaize America, LLC terminated all of the commitments under its 2009 Credit Agreement in connection with Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entering into a €600 million, 5-year, unsecured revolving credit facility agreement (the “New Facility Agreement”).

Under the credit facilities that were in place at the following reporting dates, Delhaize America, LLC had average daily borrowings of $2 million (€2 million) during 2010, $3 million (€2 million) during 2009 and $25 million (€18 million) during 2008. No credit agreements amounts were used to fund letters of credit during 2010 and 2009 and approximately $1 million (€1 million), of the 2005 Credit Agreement was used to fund letters of credit during 2008. In addition to the Credit Agreement, Delhaize America, LLC had approximately $20 million (€15 million), $37 million (€26 million) and $77 million (€55 million) outstanding to fund letters of credit as of December 31, 2010, 2009 and 2008 respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion. The aggregate amount potentially available for borrowings under these facilities was $45 million (€34 million) at December 31, 2010. As of December 31, 2010, 2009 and 2008, Delhaize America, LLC had no borrowings outstanding under such arrangements.

At December 31, 2010, Food Lion, LLC had a short term construction facility of $5 million (€4 million) in place, with maturity June 5, 2011, of which $3 million (€2 million) was outstanding.

At December 31, 2010, 2009 and 2008 our European and Asian entities together had credit facilities (committed and uncommitted) of €490 million (of which €325 million of committed credit facilities), €542 million and €621 million, respectively, under which we can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, we had €14 million in outstanding short-term bank borrowings at December 31, 2010 compared to €28 million in outstanding short-term bank borrowings at December 31, 2009 and €152 million borrowings outstanding at December 31, 2008, respectively, with an average interest rate of 4.83%, 3.83% and 4.37%, respectively. During 2010, the Group’s European and Asian average borrowings were €41 million at a daily average interest rate of 4.56%.

In addition to the Short-term bank borrowings, the Group’s European and Asian entities together had approximately €4 million outstanding to fund letters of guarantees as of December 31, 2010 (€3 million at December 31, 2009 and 2008).

Debt Covenants for Short-Term Borrowings

The New Facility Agreement, which replaced the 2009 Credit Agreement, and the €325 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios, maximum leverage ratios and maximum equity variation ratios based on non-GAAP measures. For information regarding covenants in the New Facility Agreement, see “Item 10. Additional Information — Material Contracts — Delhaize Group New Facility Agreement.” None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At December 31, 2010, 2009 and 2008, we were in compliance with all covenants conditions for Short-term Borrowings, and headroom on financial covenants at December 31, 2010, was above 25% for all ratios.

Credit Ratings

Standard & Poor’s Rating Services (S&P) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt (long-term). S&P and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2010.

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

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2010:

	Payments due by period
	Total	2011	2012	2013	2014	2015	Thereafter
	(in millions of euros)
Short-term bank borrowings	16	16	—	—	—	—	—
Long-term debt (excluding finance lease obligations)(1)	2,160	40	85	80	730	—	1,225
Interest on fixed rate debt	1,824	127	126	126	115	80	1,250
Interest on variable rate debt	2	1	1	—	—	—	—
Finance lease obligations (minimum payments)(2)	741	57	47	49	50	52	486
Self-insurance obligations	121	39	25	17	11	7	22
Operating lease obligations (min. lease payments)(2)	1,879	269	233	207	182	157	831
Purchase obligations(3)	177	126	40	7	2	1	1
Pension benefits	225	15	17	16	24	18	135
Other post-retirement benefits	3	1	1	—	—	—	1
Total	7,148	691	575	502	1,114	315	3,951

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease obligations and operating lease obligations include closed store lease obligations.
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

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. At December 31, 2010, after cross-currency swaps, 85 % of net financial debt is denominated in U.S. dollars while also 71% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 in the consolidated financial statements included under Item 18 of this document).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €3 million (2009: €3 million; 2008: €2 million).

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

At December 31, 2010, if the U.S. dollar had weakened/strengthened by 20% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2010 using a 95% confidence interval), our net profit (all other variables held constant) would have been €1.4 million higher/lower (2009: €3.4 million higher / lower with a rate shift of 24%; 2008: €0.1 million lower/higher with a rate shift of 28%). Due to our financing structure, such a change in EUR/USD exchange rate would have no impact on our equity.

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

At the end of 2010, 72.3% of our net financial debt after swaps were fixed-rate debts (2009: 69.1% fixed-rate debt; 2008: 67.4% fixed-rate debt).

The sensitivity analysis presented in the table below estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. The estimated possible impact on net profit and equity increased compared to 2009 due to an observed increase in volatility of interest rates during 2010.

December 31, 2010 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.01%	+/-16 basis points	-/+ 0.2	—
USD	0.30%	+/-13 basis points	-/+ 0.7	+/-0.9
Total		Increase/Decrease	-/+ 0.9	+/-0.9
December 31, 2009 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.70%	+/-13 basis points	+/- 0.0	—
USD	0.25%	+/-11 basis points	-/+ 0.6	+/-0.7
Total		Increase/Decrease	-/+ 0.6	+/-0.7
December 31, 2008 (in millions of EUR)
Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	2.89%	+/- 58 basis points	+/- 0.2	—
USD	1.43%	+/-101 basis points	-/+ 5.4	+/-7.4
Total		Increase/Decrease	-/+ 5.2	+/-7.4

Credit Risk/ Counterparty Risk. Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation to a financial instrument, such as trade receivables, holdings in investment securities, derivatives and cash and cash equivalents. We manage this risk by obtaining credit insurance and regular credit reviews in case of trade receivables and by requiring a minimum credit quality of our financial investments (see also Note 11 in our consolidated financial statements included under Item 18 of this document).

Our short-term investments are required to have a rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Our long-term investment policy requires a minimum credit rating of A-/A3 for our financial investments (see also Note 11 in our consolidated financial statements included under Item 18 of this document in connection with the credit quality of our investments). Deposits should be maintained with banks having a minimum long-term credit rating of A-/A3, although we may from time to time deviate from this policy for deposits which are held with certain banks for operational reasons.

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

At year-end 2010, we had committed credit lines totaling €699 million, none of which was utilized. These credit lines include a syndicated U.S. credit facility of $500 million (equal to €374 million at December 31, 2010) for Delhaize America, LLC and €325 million of bilateral credit facilities for European entities. At December 31, 2010, the maturities of the committed credit facilities were as follows: €200 million maturing in 2011, €424 million maturing in 2012 and €75 million maturing in 2013.

As described in Note 18.1 in the consolidated financial statements included under Item 18 to this document, no major principal payment of financial debt will occur until 2014. At December 31, 2010 the maturities of the long term debt were €40 million in 2011, €85 million in 2012 and €80 million in 2013.

The financial rating agencies Standard & Poor’s and Moody’s have attributed investment grade long term ratings to us of BBB- and Baa3, respectively. This credit status is supported by cross-guarantee arrangements between Delhaize Group and Delhaize America LLC, whereby the entities are guaranteeing each other’s financial debt obligations.

Self-Insurance Risk. We manage our insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, we consider the frequency and severity of losses, our success in managing risk through safety and other internal programs, the cost and terms of external insurance coverage and whether external insurance coverage is mandatory.

External insurance is used when available at a reasonable cost and terms. The amount and terms of insurance purchased are determined by an assessment of our risk exposure, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market. The main risks covered by our insurance policies are property, liability and health care.

Our U.S. operations are self-insured for workers’ compensation, general liability, automotive accident and pharmacy claims and healthcare including medical, pharmacy, dental and short-term disability. We use self-insured retention programs for workers’ compensation, general liability, automotive accident, pharmacy claims, and healthcare. We also use captive insurance arrangements for some of our self-insurance programs to provide flexibility and optimize costs.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, are $1 million per accident for workers’ compensation, $3 million per accident for vehicle liability and $3 million per accident for general liability, with an additional $2 million retention in excess of the primary $3 million general liability retention for pharmacy liability. We are insured for costs related to the covered claims, including defense costs, in excess of these retentions. We believe that the actuarial estimates are reasonable; however, these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of its existing reserves.

Our property insurance in the United States includes self-insured retentions per occurrence of $10 million for named wind storms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Self-insurance provisions of €121 million are included as liabilities on the balance sheet. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

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

In 2010, according to the U.S. Bureau of Labor Statistics, the U.S overall inflation was 1.5% (2.7% in 2009 and 0.1% in 2008) primarily driven by higher energy prices which continued to increase. Food inflation was 1.5% (-0.5% in 2009 and 5.9% in 2008) and food at home inflation rose 1.7% after a decline of 2.4% in 2009. (source: B.L.S.).

In 2010, Food Lion began with important price investments as part of the New Game Plan which had a negative impact on internal inflation.

In 2009, revenue growth in the U.S was impacted by declining inflation (retail food inflation was 0.5% for 2009 compared to 5.3% for 2008), prudent consumer spending and a very promotional competitive environment. Our U.S. operating companies managed to improve the trends of number of transactions and number of items per transaction for the year as a whole mainly as a result of outstanding execution and targeted promotional offers and price investments.

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

For Delhaize Belgium, national food inflation in 2010 was of 1.5% compared to 1.1% in 2009. Over the last three years, Delhaize Belgium’s sustained investments through 8 consecutive waves of price decreases have significantly improved its price position, a fact confirmed in the annual price comparison study by the country’s leading consumer organization. Supported by targeted communication activities, price perception has reached its best level in years.

Although there is the risk that inflation in Southeast Asia and in other European countries where we operate could have an effect on our results, such inflation has not had a material effect on our sales or results of operations to date.

Economic Conditions. The U.S. economic environment remained very challenging in 2010. Gross domestic product growth was 2.8%, a little better than the 2.4% in 2009. The federal government launched $790 billion in fiscal stimulus measures to be used in the next 10 years and of which a large portion was already used in 2010. Consumer spending was heavily impacted by unemployment levels, with customers increasingly using coupons, food stamps and shifting to private brand assortments. About 9.5% of the active American population remained jobless, down from the 10.1% peak in 2009. In spite of improving growth and stable to lower jobless rates, American households remained very cautious in their spending behavior. On an annual basis, retail sales showed an increase of 0.6%, resulting from a weak first half and a modest recovery in the second part of the year.

Different job markets and diverging growth trends result in very different economic realities between our U.S. markets. The recovery in the Northeast started in the second half of the year and gained momentum in the fourth quarter while the Southeastern economy proved to be less resilient. At the end of 2010, the unemployment rate in some Southeastern states significantly exceeded the national average.

General inflation was 1.5% in 2010 compared to 2.7% in 2009 still largely driven by increasing energy prices. Food inflation for the year returned and amounted to 1.5% for the year compared to -0.5% in 2009.

As in most other European countries, the recession that hit the world economy also lingered on in Belgium. Consumer sentiment improved gradually throughout the year and allowed private consumption to grow by 1.5% in 2010. GDP growth remained positive throughout the whole year and ended at 2.1% for the full year. General inflation increased moderately and food inflation came out at 1.5%. The unemployment rate was 8.4% compared to 8.3% in 2009. Customers remained cautious as a result of the uncertain economic and political environment. The competitive environment remained challenging and focused on price.

RECENT EVENTS AND OUTLOOK

Recent Events

At our Ordinary General Meeting of shareholders on May 26, 2011, our shareholders approved the distribution of a €1.72 gross dividend per share for fiscal year 2010. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.29 per share. The 2010 dividend became payable to owners of our ordinary shares beginning on June 6, 2011 against coupon number 49. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 9, 2011.

On April 15, 2011, Delhaize Group entered into a €600 million, 5-year, unsecured revolving credit facility agreement (the “New Facility Agreement”) by and among Delhaize Group, the subsidiaries of Delhaize Group listed in Part I of Schedule 1 thereto as original borrowers, the subsidiaries of Delhaize Group listed in Part I of Schedule 1 thereto as original guarantors, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders.

In connection with Delhaize Group entering into the New Facility Agreement, Delhaize America, LLC terminated all of the Commitments under its $500 million (equal to €374 million at December 31, 2010), unsecured, committed revolving Second Amended and Restated Credit Agreement, dated as of December 1, 2009, by and among Delhaize America, LLC, as borrower, and Delhaize Group, certain subsidiaries of Delhaize America, LLC, as guarantors, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders, and Morgan Stanley MUFG Loan Partners, LLC, as documentation agent, as supplemented by the Guaranty Supplement dated as of December 18, 2009, between Delhaize US Holding, Inc. and the Administrative Agent, and as amended by Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of March 11, 2010, (as supplemented and amended, the “Existing Credit Agreement”). Delhaize America, LLC had no outstanding borrowings under the Existing Credit Agreement when it terminated the Commitments under the Existing Credit Agreement.

During April 2011, severe weather in the southeastern U.S., including tornadoes, resulted in damage to the Food Lion distribution center at Dunn, North Carolina and several Food Lion stores. Delhaize Group has utilized disaster recovery plans that had been put in place previously, and has been able to continue to serve the stores served by the Dunn distribution center with assistance from other distribution centers. Delhaize Group is continuing to assess the damage at the Dunn distribution center, and operations at that distribution center have been partially reestablished.

On March 3, 2011, we announced the signing of an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating more than 450 stores in five countries in Southeastern Europe. The agreed total purchase price amounts to €933 million (enterprise value), including net debt of approximately €300 million. The acquisition remains subject to mutually agreed upon and customary conditions, including the approval by the Serbian merger control authority. We expect to close the deal in the third quarter of 2011, as from which date Delta Maxi Group will be fully consolidated into our consolidated financial statements.

In February 2011, we were notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by us during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. We are convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. We are currently in the process of reviewing the merits and any potential exposure of this claim and will vigorously defend ourselves. The first hearing has been scheduled in October 2013.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered however that the Auditor violated the parties’ rights of defense and rejected the case. It is now up to the auditor to determine whether and how it will continue to pursue this case.

Outlook

Operational initiatives

In addition to continuing to sharpen our operations’ price position, we have identified concrete action plans to strengthen other attributes of our Food Lion brand and will start rolling these out in two representative markets (Raleigh, NC and Chattanooga, TN), starting in the second quarter of 2011. In those markets, we will strengthen the quality of the assortment, the ease and convenience of the shopping experience as well as engage in additional price investments. Further, our U.S. operating companies are reinforcing their private brand assortment through the introduction of a new value line called My Essentials. We intend to carry 500 My Essentials products in all our U.S. stores by the end of the second quarter of 2011. Our target for U.S private brand is to reach 35% of total store revenues by the end of 2013, compared to approximately 27% at the end of 2010.

In December 2009, we launched our new strategic plan for the years to come, the New Game Plan (“NGP”). The NGP aims at accelerating revenue and profit growth through a combination of strategic initiatives. First, we began implementing a new vision and common set of values that present the framework for all our operating companies within which strategic and operating decisions are made.

The NGP aims at accelerating revenue growth by means of the following levers:

1.	An increased focus on price competitiveness in all the markets where we operate: going forward, our operating companies’ price position is defined in relation to the local market’s price leader. This new focus has required a significant effort in price reductions since the beginning of 2010, in particular in the Southeast of the U.S. Additionally, increased focus on our private brand offering is an important element in improving price competitiveness.

2.	Increasing the share of wallet realized within our existing stores through innovation in merchandising techniques and assortments.

3.	Being an industry leader in health and wellness for customers as well as for associates. For example, we developed and introduced in certain of our U.S. stores a nutritional information system called Guiding Stars that helps consumers make more informed nutritional choices.

4.	Being a leader in corporate responsibility initiatives.

5.	Expanding our network of low cost supermarkets as well as our store network in our newer markets, which are Southeastern Europe and Indonesia.

The NGP foresees that these initiatives will be enabled by associate development and funded by increased efficiencies and cost savings that we anticipate will be generated in the areas of selling, general and administrative expenses (“SG&A”) as well as cost of sales (“COS”). By the end of 2012, we plan to generate €500 million in gross annual SG&A and COS savings. We plan to realize the SG&A savings primarily through the creation of one common support services organization for our U.S. operations. This organization encompasses support functions like finance and accounting, legal, information technology, human resources management and corporate development. Additionally, we plan to generate savings in other areas of our operations such as store labor scheduling, advertising and marketing, as well as in repairs and maintenance. COS savings are expected to be realized primarily through the creation of one common category management and procurement organization for our U.S. operations. The new organization will support our U.S. banners with assortment and promotions planning and execution, sourcing and procurement, private brand management and pricing expertise. The finalization of one single supply chain master network for all of our U.S. operations, improvements in buying conditions through the application of more facts-based supplier negotiations across the Group and the optimization of labor costs throughout the supply chain will also contribute to these savings.

Effect acquisition 100% of Delta Maxi Group

As mentioned above, we reached an agreement in March 2011 to acquire 100% of the Serbian retailer Delta Maxi Group, an acquisition that will make us a leading retailer in Southeastern Europe. Through combining Delta Maxi Group with our existing network in Greece and Romania, we expect to operate 800 stores in the Southeast of Europe at the end of 2011. We anticipate that this transaction that will change our growth profile in a market with considerable potential. We expect to close the acquisition in the third quarter of 2011.

2011 capital expenditures and store opening outlook

We plan to end 2011 with a store network of between 2,915 and 2,925 stores, as a result of the net addition of 115 to 125 stores (not including the acquisition of Delta Maxi Group). We expect capital expenditures (excluding finance leases) of approximately €900 million during 2011 (based on the average exchange rate in 2010 of 1 EUR = 1.3257 USD and excluding the acquisition of Delta Maxi Group).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

In accordance with Belgian law, our affairs are managed by our Board of Directors. Under our Articles of Association, the Board of Directors must consist of at least three directors. Our Board of Directors consists of 13 directors. Twelve of the directors are non-executive directors and one director, Pierre-Olivier Beckers, our Chief Executive Officer, is an executive director.

In March 2011, the Board of Directors determined that the current directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Richard Goblet d’Alviella, Robert J. Murray, Didier Smits and Hugh G. Farrington, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. In addition, at the Ordinary General Meeting of May 26, 2011, the shareholders acknowledged that Messrs. Luc Vansteenkiste, Jacques de Vaucleroy, Jean-Pierre Hansen, William G. McEwan and Mats Jansson are independent within the meaning of the Belgian Company Code. Following recent changes in the Belgian Company Code, Messrs. Goblet d’Alviella, Murray and Smits are no longer considered independent under the Belgian Company Code because they each have served on the board of directors as a non-executive director for more than three consecutive terms. Mr. Farrington is no longer considered independent under the Belgian Company Code because he has been compensated formerly as an executive of our subsidiary Hannaford Brothers. The Board of Directors met seven times in 2010.

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

On May 26, 2011, the shareholders at the Ordinary General Meeting renewed the mandate of (i) Hugh G. Farrington for a term of three years, (ii) Baron Luc Vansteenkiste for a term of four years and (iii) Jacques de Vaucleroy for a term of four years and appointed Jean-Pierre Hansen, William G. McEwan and Mats Jansson as directors each for terms of three years. At that time, the mandates of Arnoud de Pret and Francois Cornélis expired, and they did not stand for reappointment.

Our current Board of Directors and biographical information concerning such individuals are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name (1)	Position	Director Since	Term Expires
Georges Jacobs de Hagen	Chairman	May 2003	2012
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2012
Claire Babrowski	Director	May 2006	2012
Jacques de Vaucleroy	Director	May 2005	2015
Hugh G. Farrington	Director	May 2005	2014
Richard Goblet d’Alviella	Director	May 2001	2013
Jean-Pierre Hansen	Director	May 2011	2014
Mats Jansson	Director	May 2011	2014
William G. McEwan	Director	May 2011	2014
Robert J. Murray	Director	May 2001	2012
Didier Smits	Director	May 1996	2012
Jack Stahl	Director	August 2008	2014
Luc Vansteenkiste	Director	May 2005	2015

(1)	François Cornélis and Arnoud de Pret Roose de Calesberg did not seek reelection to the Board of Directors when their terms expired on May 26, 2011.

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

Pierre-Olivier Beckers (1960). Mr. Beckers has been the President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. Until June 2010, he was Co-Chairman of the Consumer Good Forum, a global association of leading consumer goods retailers and manufacturers. Previously, Mr. Beckers served as chairman of the CIES, the Food Business Forum, from 2002 to 2004 and again from July 2008 until its merger and transformation into the Consumer Goods Forum. He is on the Board of Directors of the Food Marketing Institute and is Vice-Chairman of the Executive Committee of FEB/VBO, the Belgian Employers Federation. He is a member of Guberna and, until 2010, the Belgian Commission on Corporate Governance. He is President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, with a current term expiring in 2013.

Claire H. Babrowski (1957). Ms. Babrowski is a retired retail executive. She serves on the Board of Directors of Pier 1 Imports, Inc. From 2007 until 2010, Ms. Babrowski was the Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200,” a professional U.S. organization of preeminent women entrepreneurs and corporate leaders. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is CEO of the Northern, Central and Eastern Europe business unit of AXA since March 2010. He is also in charge of AXA Bank Europe. Since April 2010, he has been a member of the AXA Management Committee. On January 1, 2011, he assumed global responsibility for the Group’s AXA Life and Savings and Health businesses. Jacques de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance and Investment Management Europe. He has extensive experience in the banking and insurance and asset management business, both in Europe and in the U.S. Jacques de Vaucleroy holds a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussels, Belgium).

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

Jean-Pierre Hansen (1948). Mr. Hansen is member of the Executive Committee of GDF Suez and Chairman of its Energy Policy Committee. From January 2005 to April 2010 and from 1992 to March 1999, Mr. Hansen served as Chief Executive Officer of Electrabel and as Chairman of the Board of Directors of Electrabel from 1999 till 2004. Mr. Hansen was Chief Operating Officer and Vice-Chairman of the Executive Committee of the Suez Group from 2003 till 2008. He is a member of the Board of Directors of Electrabel, Compagnie Nationale à Portefeuille, KBC and SNCB Logistics. He was Vice-President of the Federation of Enterprises in Belgium (FEB) and a Member of the Council of Regency of the National Bank of Belgium. He was awarded an Honorary Doctorate by the Katholieke Universiteit Leuven and lectures in economics at the Université Catholique Louvain and the Ecole Polytechnique in Paris. He is a Visiting Scholar at MIT (Cambridge, US). Mr. Hansen holds a degree in Civil Engineering (Liège), a Ph. D. in Engineering (Paris VI) and a Master’s degree in Economics (Paris II).

Mats Jansson (1951). Mr. Jansson currently serves as an independent board member of Danske Bank and Falck. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously has served as a director of Axfood, Mekonomen, Swedish Match and Hufvudstaden. Mr. Jansson studied economical history and sociology at the University of Örebro.

William G. McEwan (1956). Mr. McEwan is President & Chief Executive Officer of Sobeys Inc. and a member of the Board of Directors of its parent company, Empire Company Limited. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. Since joining Sobeys in November 2000, Mr. McEwan has overseen the development and execution of the company’s long-term strategic plan. Mr. McEwan is on the Board of Directors of The Consumer Goods Forum. In November, 2005 Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry.

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

Luc Vansteenkiste (1947). Baron Vansteenkiste is President of the Board of the Belgian company Sioen and Vice President of the Board of Recticel. Baron Vansteenkiste is also a member of the Board of the Belgian company Spector Photo Group. BaronVansteenkiste is Honorary Chairman of the Federation of Belgian Companies and Board member of Guberna. Baron Vansteekiste was Chief Executive Officer of Recticel until April 1, 2010. Baron Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

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

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Jack Stahl, who is the Chair, Claire Babrowski and Luc Vansteenkiste. Effective May 27, 2010, Robert J. Murray resigned as member of the Audit Committee because he no longer was independent under the Belgian Company Code from that date. Mr. Stahl replaced Mr. Murray as Chair and Mr. Vansteenkiste joined the Audit Committee at that time. Effective May 26, 2011, Arnoud de Pret Roose de Calesberg’s mandate on the Company’s Board of Directors expired and he ceased to be a member of the Board, and as a related matter also ceased to be a member of the Audit Committee.

Our Terms of Reference of the Audit Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Stahl, Ms. Babrowski, Baron Vansteenkiste and Count de Pret Roose de Calesberg (prior to his departure from the Audit Committee) are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2010, the Audit Committee met five times.

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

The members of the Remuneration and Nomination Committee are Count Jacobs de Hagen, who is the Chair, Jacques de Vaucleroy, Count Goblet d’Alviella, Hugh G. Farrington and Mats Jansson. Count Jacobs de Hagen, Jacques de Vaucleroy and Mats Jansson are independent directors, while Count Goblet d’Alviella is no longer considered independent under the Belgian Company Code effective May 27, 2010 because he has served on the board of directors as a non-executive director for more than three consecutive terms, and Mr. Farrington is no longer considered independent under the Belgian Company Code effective May 26, 2011 because he has been compensated formerly as an executive of our subsidiary Hannaford Brothers. For additional information, see “Item 16G. Corporate Governance.” In 2010, the Remuneration and Nomination Committee met nine times. Our Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

EXECUTIVE OFFICERS

Management Structure

Our management structure consists of:

•	a management structure organized around three operational segments and several support functions; and

•	an Executive Committee, which prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes our business performance.

United States. Ron Hodge, Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize America.

Belgium. Michel Eeckhout, Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize Belgium, which comprises Belgium and the Grand Duchy of Luxembourg.

Southeastern Europe & Asia. Kostas Macheras, Executive Vice President of Delhaize Group and the Chief Executive Officer of Southeastern Europe, is responsible for Alfa Beta and Mega Image (Romania). Michael Waller, our Executive Vice President, General Counsel and General Secretary, is responsible for Lion Super Indo (Indonesia).

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

Michel Eeckhout (1949). Mr. Eeckhout is Executive Vice President of our company and Chief Executive Officer Delhaize Belgium. He joined us in 1978, as IT project leader and IT manager. In addition, he became Group coordinator for the IT-activities in Europe and Asia in 1992 and member of the Executive Committee of Delhaize Belgium in 1995. He was appointed Delhaize Group Vice President of Information Technology Processes and Systems in 2001 and was Chief Information Officer from 2002 to 2007. He became a member of our Executive Committee in September 2005. He is a Board member of COMEOS (previously named Fedis Fédération belge de la Distribution). Mr. Eeckhout earned a Master’s degree in economics (at UFSIA, Antwerp) and in European economics (at Université Libre de Bruxelles, Brussels), and an Executive Master in General Management, from the Solvay Business School, Brussels.

Ronald C. Hodge (1948). Mr. Hodge is Executive Vice President of our company and Chief Executive Officer of Delhaize America. Prior to his current role Mr. Hodge served as Chief Executive Officer of Delhaize America Operations. Mr. Hodge served as Executive Vice President and Chief Executive Officer of Hannaford and was responsible for our Sweetbay Supermarket operations. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He became President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996. Mr. Hodge holds a Bachelor of Science degree in business administration from Plymouth State College, Plymouth, New Hampshire.

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

Kostas Macheras (1953). Mr. Macheras is an Executive Vice President of our company and Chief Executive Officer Southeastern Europe. Mr. Macheras joined Delhaize Group in 1997 as General Manager of Alfa Beta Vassilopoulos. In 2009 Mr. Macheras added Mega Image, the Romanian operations of Delhaize Group, to his responsibilities. Mr. Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. He worked for 14 years for Mars, Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996-1997 he served as General Manager of Chipita International in Greece. He is a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Mr. Macheras was elected Manager of the Year 2008 by the Hellenic Management Association. Mr. Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

Michael R. Waller (1953). Mr. Waller is an Executive Vice President, General Counsel and General Secretary of our company and President Director of Super Indo. Additionally, Mr. Waller has been an Executive Vice President of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree in psychology from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Conor, Jr. in the Southern district of Texas.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

Our directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. The maximum amount approved by the shareholders is €80,000 per year per director, increased by an additional amount of up to €10,000 (€15,000 starting in 2011) per year for the Chairman of any standing committee of the Board and an amount of up to €5,000 (€10,000 starting in 2011) per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (exclusive of any amount due as Chairman of any standing committee starting in 2011).

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. For some non-Belgian directors, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. The aggregate amount of remuneration granted for fiscal year 2010 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director.

Remuneration Granted for Fiscal Year 2010 to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

(in EUR)	2010
Non-Executive Directors
Count Jacobs de Hagen	160,000
Claire Babrowski	85,000
Count de Pret Roose de Calesberg	85,000
François Cornélis	80,000
Hugh G. Farrington	85,000
Count Goblet d’Alviella	85,000
Robert J. Murray(1)	89,038
Didier Smits	80,000
Jack L. Stahl (2)	87,981
Baron Vansteenkiste(3)	82,981
Jacques de Vaucleroy	80,000
Total remuneration non-executive directors	1,000,000
Executive Director
Pierre-Olivier Beckers(4)	80,000
Total remuneration to all directors	1,080,000

(1)	Prorated: Mr. Murray resigned from the Audit Committee effective May 27, 2010.
(2)	Prorated: Mr. Stahl became Chairman of the Audit Committee effective May 27, 2010.
(3)	Prorated: Baron Vansteenkiste became a member of the Audit Committee effective May 27, 2010.
(4)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Remuneration Granted for Fiscal Year 2010 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

The aggregate compensation for the members of the Executive Committee recognized in the Company’s consolidated income statements for 2010 and 2009, respectively, is stated below. Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above.

(in millions of EUR)	2010	2009
Short-term benefits(1) (including termination benefits of €5 million in 2010)	12	7
Retirement and post-employment benefits(2)	1	1
Other long-term benefits (3)	2	1
Share-based compensation	2	3
Employer social security contributions	1	1
Total compensation expense recognized in the income statement	18	13

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
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

(3)

Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. Mr. Beckers’ director fee is set forth in the table above. For 2010, the aggregate amount of compensation paid to Mr. Beckers as an executive was €2.96 million. The compensation of Mr. Beckers was comprised of base pay of €0.9 million, an annual bonus of €0.7 million, other short-term benefits valued at €0.06 million, retirement and post-employment benefits valued at €0.6 million and other long-term benefits valued at €0.7 million. A total of 31,850 Delhaize Group stock options/warrants and 10,064 restricted stock units were granted to Mr. Beckers in 2010, the value of which is not included in the €2.96 million.

The members of Executive Management benefit from corporate pension plans,which vary regionally. U.S. members of Executive Management participate in defined benefit and contribution plans in their respective operating companies. The European plan is contributory and based on the individual’s career length with the Company. In 2010, the members of the Executive Management in Belgium were offered the option to switch to a defined contribution plan or to continue in the existing defined benefit plan. We expensed an aggregate amount of €1.4 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2010, which amount is included in the €18 million aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and long-term incentive plans. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any members of the Executive Committee.

Equity Compensation of Executive Management. In 2010, 106,341 stock options were granted to members of our Executive Committee. The exercise price per share for the stock options granted in 2010 amounted to €66.29 for options on ordinary shares traded on Euronext Brussels and $78.33 for options related to our American Depositary Shares traded on the New York Stock Exchange. The options granted in June 2010 under the Delhaize Group 2002 Stock Incentive Plan for executives of our U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in June 2010 under the 2007 Stock Option Plan for other executives vest after a three and a half year period following the grant date.

The restricted stock unit awards granted in 2010, represent a commitment of Delhaize Group to deliver shares of our stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in our trading policies.

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2010 to our Chief Executive Officer and the other members of the Executive Committee. For additional information regarding equity compensation of executive management, see “Long-Term Incentive Plans” and Note 21.3 to the consolidated financial statements included in this document.

	2010
	Stock Options/ Warrants	Restricted Stock Unit Awards
Executive Management
Pierre-Olivier Beckers	31,850	10,064
Rick Anicetti(1)	—	—
Stéfan Descheemaeker	17,591	1,630
Michel Eeckhout	14,827	—
Ron Hodge	20,567	5,102
Nicolas Hollanders	8,765	1,288
Kosta Macheras	12,741	—
Michael Waller	—	4,593
Total	106,341	22,677

(1)	Mr. Anicetti left Delhaize Group effective May 21, 2010.

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

The Greek employment contract of our Chief Executive Officer of Southeastern Europe, Kostas Macheras, refers to the Greek Labor Law which defines the severance payment, in case of termination, in function of the years of service. However, the parties may negotiate in good faith to determine the terms and conditions applicable to such termination pursuant to local market practices.

EMPLOYEES

As of December 31, 2010, we employed approximately 138,600 employees (of which approximately 61,600 were full-time employees and approximately 77,000 were part-time employees). As of December 31, 2010, we employed approximately 103,800 employees in the United States, approximately 17,300 in Belgium, and approximately 17,500 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2010, the directors and the members of our Executive Committee (19 persons as of that date) as a group owned 448,481 Delhaize Group ordinary shares or ADRs, which represented approximately 0.44% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2010, the members of our Executive Committee owned as a group 686,665 stock options, warrants and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

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

•

Performance cash grants represent 50% of the total expected value of each annual award. These grants provide for cash payments to the grant recipients at the end of three-year performance periods. The amount of the cash payments is dependent on performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. Board-approved minimum performance thresholds must be met before any payments are earned. Actual payments, if the minimum threshold is met, can range from 30% to 150% of the initial award. In exceptional circumstances, the Board may authorize certain payments even though minimum performance thresholds are not met.

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

Based on currently applicable Belgian law and our Articles of Association, any person or legal entity which owns or acquires (directly or indirectly, by ownership of American Depositary Shares or otherwise) shares or other securities of Delhaize Group granting voting rights (representing the share capital or not) must disclose to us and to the Belgian Financial Services and Markets Authority (“FSMA”) the number of securities that such person owns, alone or jointly, when his/her voting rights amount to three percent or more of the total existing voting rights of Delhaize Group. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

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

The disclosure statements must be addressed to the FSMA and to us at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at a shareholders’ meeting of Delhaize Group the number of securities he/she validly disclosed at the latest twenty days before such meeting.

As of June 15, 2011, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
October 24, 2008 (1)	Rebelco SA (Subsidiary of Sofina SA) Rue de l’industrie 31 1040 Brussels Belgium	4,050,000	4.04%
February 18, 2009	Citibank N.A. (2) 388 Greenwich Street - 14th Floor New York, NY 10013 USA	10,682,499	10.62%

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
March 22, 2011	Silchester International Investors LLP Time & Life Bulding, 1 Bruton Street London, W1J 6TL	5,070,562	4.99%
May 26, 2011	BlackRock, Inc. 40 East 52nd Street, New York, NY 10222 USA	0	0.00%
	BlackRock Asset Management Australia Limited Level 18, 120 Colins Street Melbourne VIC 3000, Australia	80,089	0.08%
	BlackRock Asset Management Japan Limited Marunouchi Trust Tower Main, 1-8-3 Marunouchi Chiyoda-ku, Tokyo 100-8217, Japan	319,107	0.31%
	BlackRock Advisors (UK) Limited Murray House, 1 Royal Mint Court London, EC3N 4HH, UK	684,184	0.67%
	BlackRock Asset Management Deutschland AG Max-Joseph Strasse 6 80333 Munchen, Germany	54,613	0.05%
	BlackRock Institutional Trust Company, N.A. 400 Howard Street San Francisco, CA, 94105-2618 USA	2,830,00	2.79%
	BlackRock Fund Advisors Murray House, 1 Royal Mint Court London, EC3N 4HH, UK	517,839	0.51%
	BlackRock Asset Management Canada Ltd 161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1, Canada	53,670	0.05%
	BlackRock Advisors, LLC 40 East 52nd Street New York, NY 10022 USA	9,953	0.01%
	BlackRock Financial Management, Inc. 40 East 52nd Street New York, NY 10022 USA	43,417	0.04%
	BlackRock Investment Management, LLC 40 East 52nd Street New York, NY 10022 USA	232,644	0.23%
	BlackRock Investment Management (Australia) Ltd Level 18, 120 Colins Street Melbourne VIC 3000, Australia	10,869	0.01%
	BlackRock Investment Management (Dublin) Ltd 33 King William Street London EC4R 9AS UK	0	0.00%
	BlackRock (Netherlands) B.V. Forum House, Grenville street St Helier, JE1 0BR, The Netherlands	17,403	0.02%

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
	BlackRock Fund Managers Ltd 33 King William Street London EC4R 9AS UK	28,344	0.03%
	BlackRock Asset Management Ireland Ltd JPMorgan House, International Financial Center Dublin 1, Ireland	102,016	0.10%
	BlackRock International Ltd 40 Torphichen Street Edinburgh, EH3 8JB, UK	13,180	0.01%
	BlackRock Investment Management UK Ltd 33 King William Street London EC4R 9AS UK	150,326	0.15%
	Total BlackRock	5,147,654	5.07%
June 1, 2011	AllianceBernstein L.P. 1345 Avenue of the Americas New York, NY 10105 USA	5,024,908	4.95%

(1)	Situation as of September 1, 2008.
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

Number of Shares and Potential Voting Rights of Delhaize Group (1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	101,555,281
Future potential voting rights resulting from exercise of warrants	3,582,430

(1)	As of June 15, 2011.
Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 10,118,936 ADRs outstanding and 14,781 record owners with a registered address in the United States as of June 15, 2011.

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

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so called “carve-out”). We are not affected by the carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2010. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective.

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

Legal Proceedings

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the legal actions and claims vigorously, we cannot predict the outcome of such legal actions and claims, and thus, do not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

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

B. Significant Changes

At our Ordinary General Meeting of shareholders on May 26, 2011, our shareholders approved the distribution of a €1.72 gross dividend per share for fiscal year 2010. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.29 per share. The 2010 dividend became payable to owners of our ordinary shares beginning on June 6, 2011 against coupon number 49. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 9, 2011.

On April 15, 2011, Delhaize Group entered into a €600 million, 5-year, unsecured revolving credit facility agreement (the “New Facility Agreement”) by and among Delhaize Group, the subsidiaries of Delhaize Group listed in Part I of Schedule 1 thereto as original borrowers, the subsidiaries of Delhaize Group listed in Part I of Schedule 1 thereto as original guarantors, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders.

In connection with Delhaize Group entering into the New Facility Agreement, Delhaize America, LLC terminated all of the Commitments under its $500 million (equal to €374 million at December 31, 2010), unsecured, committed revolving Second Amended and Restated Credit Agreement, dated as of December 1, 2009, by and among Delhaize America, LLC, as borrower, and Delhaize Group, certain subsidiaries of Delhaize America, LLC, as guarantors, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders, and Morgan Stanley MUFG Loan Partners, LLC, as documentation agent, as supplemented by the Guaranty Supplement dated as of December 18, 2009, between Delhaize US Holding, Inc. and the Administrative Agent, and as amended by Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of March 11, 2010, (as supplemented and amended, the “Existing Credit Agreement”). Delhaize America, LLC had no outstanding borrowings under the Existing Credit Agreement when it terminated the Commitments under the Existing Credit Agreement.

During April 2011, severe weather in the southeastern U.S., including tornadoes, resulted in damage to the Food Lion distribution center at Dunn, North Carolina and several Food Lion stores. Delhaize Group has utilized disaster recovery plans that had been put in place previously, and has been able to continue to serve the stores served by the Dunn distribution center with assistance from other distribution centers. Delhaize Group is continuing to assess the damage at the Dunn distribution center, and operations at that distribution center have been partially reestablished.

On March 3, 2011, we announced the signing of an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating more than 450 stores in five countries in Southeastern Europe. The agreed total purchase price amounts to €933 million (enterprise value), including net debt of approximately €300 million. The acquisition remains subject to mutually agreed upon and customary conditions, including the approval by the Serbian merger control authority. We expect to close the deal in the third quarter of 2011, as from which date Delta Maxi Group will be fully consolidated into our consolidated financial statements.

In February 2011, we were notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by us during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. We are convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. We are currently in the process of reviewing the merits and any potential exposure of this claim and will vigorously defend ourselves. The first hearing has been scheduled in October 2013.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered however that the Auditor violated the parties’ rights of defense and rejected the case. It is now up to the auditor to determine whether and how it will continue to pursue this case.

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

Stock Price Information

At the end of 2010, the Delhaize Group market capitalization was €5.6 billion. An aggregate of 89.3 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2010 for a total of €5.2 billion, and an aggregate of 8.6 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $543 million. The highest closing share price on NYSE Euronext Brussels was €66.67 and the lowest was €48.51, and the highest closing ADR price on the New York Stock Exchange was $85.41 and the lowest was $66.30. The average daily trading volume on NYSE Euronext Brussels was €19.7 million, or an average daily volume of 344,972 shares, and the average daily trading volume on the New York Stock Exchange was $2.2 million, or an average daily volume of 34,229 ADRs.

In 2009, the average Delhaize Group market capitalization was €4.6 billion. An aggregate of 115.1 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels for a total of €5.6 billion, and an aggregate of 10.0 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $684.2 million. The highest closing share price on NYSE Euronext Brussels was €54.49 and the lowest was €43.22, and the highest closing ADR price on the New York Stock Exchange was $79.30 and the lowest was $55.19. The average daily trading volume on NYSE Euronext Brussels was €22.0 million, or an average daily volume of 449,664 shares, and the average daily trading volume on the New York Stock Exchange was $2.7 million, or an average daily volume of 39,797 ADRs.

As of June 15, 2011, Delhaize Group had a market capitalization of €5.4 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On June 15, 2011, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €53.37. On June 15, 2011, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $75.37.

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2011
June (through June 15)	56.00	53.37	80.72	75.37
May	58.97	56.79	86.47	81.06
April	59.97	57.38	88.78	81.39
March	59.74	56.18	82.81	77.60
February	57.95	56.00	79.94	76.50
January	58.08	55.61	79.61	71.80
2010
December	56.38	52.80	74.10	69.92
Quarterly Highs and Lows:
2011
First Quarter	59.74	55.61	82.81	71.80
2010
First Quarter	61.71	52.48	84.72	74.61
Second Quarter	66.67	59.66	85.41	72.50
Third Quarter	62.03	51.75	80.90	66.30
Fourth Quarter	56.38	48.51	75.29	67.32
2009
First Quarter	50.40	43.22	67.19	55.19

	Delhaize Group Ordinary Shares		Delhaize Group ADRs
Period	High	Low	High	Low
	(in EUR)		(in USD)
Second Quarter	54.49	47.20	74.30	62.77
Third Quarter	52.79	45.59	74.96	64.40
Fourth Quarter	53.86	46.20	79.30	67.80
Annual Highs and Lows:
2010	66.67	48.51	85.41	66.30
2009	54.49	43.22	79.30	55.19
2008	58.74	35.29	89.05	43.68
2007	75.47	56.05	102.97	81.34
2006	66.85	49.55	84.98	62.06
2005	59.55	46.50	78.62	56.97

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

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of June 15, 2011, our corporate capital was €50,777,640.50. The issuance premium on our capital was €2,777,608,286. This corporate capital was represented by 101,555,281 Delhaize Group ordinary shares. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of €9,678,897. As of June 15, 2011, the Board of Director’s authorization had been used for an amount of €690,970, so that the amount of authorized capital remaining available as of that date was €8,987,927. This authorization will expire in June 2012, but may be renewed.

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

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2010, our statutory reserve amounted to 10% of our capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, our shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to €9,678,897 for a period of five years expiring on June 18, 2012. Such authorization may be renewed through a vote at a general meeting of shareholders. As of June 15, 2011, the amount remaining available under this authorization was €8,987,927.

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

Amendments to Articles of Association Effective January 1, 2012. At the combined ordinary and extraordinary general meeting of the shareholders held on May 26, 2011, our shareholders approved amendments to articles 29, 30, 31, 32, 34 and 36 of our Articles of Association to conform them to the Belgian law of December 20, 2010 on the exercise of certain rights of shareholders in listed companies. This law, which implements Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies, will enter into force on January 1, 2012, together with the amendments to our Articles of Association mentioned above. These amendments relate mainly to the requirements regarding the calling and holding of our general meeting of the shareholders, as well as the formalities to be satisfied by the holders of our securities to attend such meeting.

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

Ownership Reporting

Belgian Law. Pursuant to legal provisions in force and our Articles of Association, any person or legal entity which owns or acquires (directly or indirectly, by ownership of American Depositary Shares or otherwise) shares or other securities of Delhaize Group granting voting rights (representing the share capital or not) must disclose to us and to the FSMA the number of securities that such person owns, alone or jointly, when his/her voting rights amount to three percent or more of the total existing voting rights of Delhaize Group. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

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

The disclosure statements must be addressed to the FSMA and to us at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at a shareholders’ meeting of Delhaize Group the number of securities he/she validly disclosed at the latest twenty days before such meeting.

We are not aware of the existence of any shareholders’ agreement with respect to the voting rights pertaining to the securities of the Company.

Members of a corporate body, persons discharging executive responsibilities within Delhaize Group, and persons closely associated with them, who acquire or transfer Delhaize Group ordinary shares or Delhaize Group ADRs must also disclose such acquisition or transfer to the FSMA within five business days from the date of the relevant transaction. However, if the aggregate euro amount of all transactions by such person for any calendar year has not yet reached five thousand euros, the report to the FSMA may be delayed until January 31 of the following year. Failure to comply with such requirements may give rise to administrative fines.

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

At the extraordinary general meeting held on May 26, 2011, our shareholders authorized our Board of Directors to acquire in the ordinary course of business up to 10% of our outstanding shares at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group ordinary share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for a period of five years, replaces the one granted in May 2009. Such authorization also relates to the acquisition of our shares by one or several of our direct subsidiaries.

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

We acquired 311,996 Delhaize Group ordinary shares (having a par value of €0.50 per share) in 2010 for an aggregate amount of €19 million, representing approximately 0.3% of our share capital and transferred 251,782 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. As a consequence, at the end of 2010, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €62 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2010, Delhaize America, LLC repurchased 130,000 Delhaize Group ADRs for an aggregate amount of $9 million, representing approximately 0.1% of our share capital as at December 31, 2010 and transferred 156,940 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2010, we owned 988,860 treasury shares (including ADRs), of which 546,864 were acquired prior to 2010, representing approximately 0.97% of our share capital.

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

In August 2010, Delhaize America, LLC engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America, LLC. The financial institution completed the purchases allowed under the plan in December 2010, purchasing a total of 130,000 ADRs.

Change in Control

Ability of Delhaize Group to issue ordinary shares in response to a takeover bid. Under Belgian law, the person intending to make a takeover bid must provide advance notice to the FSMA, which must then notify the target company on the next business day. Upon receipt of that notice and until the bid has closed, the target company has limited ability to issue new shares. If the target company’s board of directors was previously authorized to issue new shares, it may decide to issue such shares to the extent that:

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

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. At the combined ordinary and extraordinary general Meeting of the shareholders held on May 26, 2011, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

At the ordinary general meeting of shareholders held on May 27, 2010, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

At the ordinary general meeting of shareholders held on May 28, 2009, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

Right of lenders under credit agreement to accelerate repayment. The combined ordinary and extraordinary general meeting of shareholders held on May 26, 2011 approved a change in control clause set out in the €600 million five-year revolving credit facility dated April 15, 2011 entered into by, among others, Delhaize Group, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as borrowers and guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Fortis Bank SA/NV, Banc of America Securities Limited, JP Morgan PLC and Deutsche Bank AG, London Branch as bookrunning mandated lead arrangers. The “Change in Control” clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 percent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

Ability of stock option holders to exercise options in case of change of control of Delhaize Group. At the combined ordinary and extraordinary general meeting of our shareholders held on May 24, 2007, our shareholders approved a provision of the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies and an amendment to the Delhaize Group 2002 Stock Incentive Plan that provide that in the event of a change of control of Delhaize Group the beneficiaries under the plans will have the right to exercise their options to acquire Delhaize Group shares regardless of the vesting period of the options.

Management associates of non-U.S. operating companies received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options outstanding under those plans as of December 31, 2010 can be found under Note 21.3 to the consolidated financial statements included in this document.

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

•

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

Depositary Payments to Delhaize Group

In 2010, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds):	$7,507.61
Reimbursement of proxy process expenses (printing, postage and distribution) for registered and beneficial holders:	$77,311.40

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $129,909.98 for 2010.

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

Disclosure of Interests. The obligation of a holder of Delhaize Group ordinary shares and other persons with an interest in the shares to disclose information to Delhaize Group and the FSMA under Belgian law also applies to Delhaize Group ADS holders and any other persons with an interest in the Delhaize Group ADSs. The consequences for failure to comply with these provisions will be the same for Delhaize Group ADS holders and any other persons with an interest therein as for a holder of Delhaize Group ordinary shares. Under the deposit agreement, each holder of Delhaize Group ADSs or person with an interest in Delhaize Group ADSs is deemed to have authorized Citibank and the custodian to comply with any request from Delhaize Group or any competent authority to disclose any information about any interest or any transaction of such person in Delhaize Group ADSs or ordinary shares. For additional information see “Description of Delhaize Group Ordinary Shares – Ownership Reporting” above.

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

The foregoing description is qualified in its entirety by reference to the Cross Guarantee Agreement, which is filed as Exhibit 99.2 to Delhaize Group’s Report on Form 6-K filed may 29, 2007 and is incorporated herein by reference.

Delhaize Group New Facility Agreement

We are a party to a €600 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 15, 2011 (the “New Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA, Delhaize Griffin SA and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), each of the Original Borrowers and substantially all of our U.S. subsidiaries, as original guarantors (the “Original Guarantors”), Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders. This summary of the New Facility Agreement is qualified in its entirety by reference to the actual New Facility Agreement filed as Exhibit 4.13 hereto. Concurrently with the execution of the New Facility Agreement, our subsidiary Delhaize America, LLC terminated all of the commitments under its 2009 Credit Agreement.

The New Facility Agreement provides for a €600 million five-year unsecured multicurrency (euros and US dollars) revolving credit facility. The New Facility Agreement will mature on April 15, 2016. Funds are available under the New Facility Agreement for the refinancing of financial indebtedness, working capital needs, capital expenditures and general corporate purposes of Delhaize Group or any subsidiary of Delhaize Group. Subject to certain conditions stated in the New Facility Agreement, Delhaize Group may borrow, prepay and re-borrow amounts under the New Facility Agreement at any time up to the date falling one month before the maturity date of the New Facility Agreement.

Borrowings under the New Facility Agreement will bear interest at the percentage rate per annum which is the aggregate of the London interbank offered rate (“LIBOR”), in relation to loans in US dollars, or EURIBOR in relation to loans in euros, plus an applicable margin of 120 basis points and 90 basis points, respectively as of April 15, 2011. The New Facility Agreement provides that if Delhaize Group’s credit rating changes the margin may increase or decrease as set forth in the New Facility Agreement. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the New Facility Agreement, Delhaize Group is required to pay a commitment fee computed at the annual rate of 40% of the applicable margin and a utilization fee if the aggregate amount of all outstanding loans exceeds 33.33 percent of the Total Commitments (as defined in the New Facility Agreement). The accrued commitment fee and, if applicable, the accrued utilization fee are payable quarterly.

Delhaize Group’s ability to borrow under the New Facility Agreement is subject to compliance by Delhaize Group with the covenants and conditions set forth in the New Facility Agreement. The New Facility Agreement contains customary representations, warranties and covenants, including two financial covenants applicable to Delhaize Group: (i) a maximum ratio of consolidated adjusted debt to consolidated EBITDA, which must not exceed 3.00 to 1.00, and (ii) a minimum ratio of consolidated EBITDA to Consolidated Net Interest Expense (as such terms are specified in the New Facility Agreement), which must be at least 4.00 to 1.00.

The New Facility Agreement also contains customary events of default, including but not limited to, failure to perform or observe terms, covenants or agreements included in the New Facility Agreement. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees.

The foregoing description is qualified in its entirety by reference to the New Facility Agreement, which is filed as Exhibit 4.10 to this Annual Report on Form 20-F and is incorporated herein by reference.

Delta Maxi Acquisition Agreement

On March 3, 2011, we announced the signing of an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating more than 450 stores in five countries in Southeastern Europe. The agreed total purchase price amounts to €933 million (enterprise value), including net debt of approximately €300 million. The closing of the acquisition remains subject to mutually agreed upon and customary conditions, including the approval by the Serbian merger control authority. We expect to close the deal in the third quarter of 2011, as from which date Delta Maxi Group will be fully consolidated into our consolidated financial statements. The foregoing description is qualified in its entirety by reference to the Delta Maxi Transaction Agreement, which is filed as Exhibit 4.9 to this Annual Report on Form 20-F and is incorporated herein by reference.

Delhaize Group 2010 Debt Exchange Offer

On October 8, 2010 we completed a debt exchange transaction, which offered eligible debt holders of our 2027 and 2031 debt securities, issued by Delhaize America, to exchange those for new notes issued by Delhaize Group. In the debt exchange offer, we offered to exchange any and all outstanding 9.00% Debentures due 2031 and 8.05% Notes due 2027 (together the “Existing Securities”) for new unregistered 5.70% Notes due 2040 represented by certificated depositary interests (the “New 5.70% Notes”). In total $588 million of the total principal of $931 million of the Existing Securities were tendered by eligible holders and exchanged for $827 million in principal of the New 5.70% Notes. In March 2011, we completed a registered exchange offer of our $827 million New 5.70% Notes, (the “Old Notes”) for substantially identical notes registered under the Securities Act (the “Registered 5.70% Notes” and together with the New 5.70% Notes, the “5.70% Notes”). A total of $826,888,000 aggregate principal amount of New 5.70% Notes was exchanged for an equal principal amount of Registered 5.70% Notes pursuant to the exchange offer. The 5.70% Notes were issued pursuant to an Indenture dated as of October 8, 2010, between us and The Bank of New York Mellon, as trustee (the “2010 Indenture”). The 5.70% Notes will mature on October 1, 2040. We pay interest on the 5.70% Notes semiannually on April 1 and October 1 each year. All or a portion of 5.70% Notes may be subject to redemption at any time, as described in the 2010 Indenture. The 5.70% Notes are unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 5.70% Notes fall within the scope of the Cross Guarantee Agreement. The 5.70% Notes are not listed on any stock exchange. The foregoing description of our 5.70% Notes is qualified in its entirety by reference to the Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee, which is filed as Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011 and is incorporated herein by reference.

Delhaize Group 2009 Senior Notes Offering

On February 2, 2009 we issued $300 million 5.875% senior notes due 2014 represented by certificated depositary interests (the “5.875% Dollar Notes”) pursuant to an Indenture dated February 2, 2009 between us and The Bank of New York Mellon, as supplemented by the First Supplemental Indenture dated February 2, 2009 between us and The Bank of New York Mellon (as supplemented, the “2009 Indenture”). The offering of the 5.875% Dollar Notes was registered with the U.S. Securities and Exchange Commission. The 5.875% Dollar Notes will mature on February 1, 2014. We pay interest on the 5.875% Dollar Notes semiannually on February 1 and August 1 each year. All or a portion of 5.875% Dollar Notes may be subject to redemption at any time, as described in the 2009 Indenture. The 5.875% Dollar Notes are unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 5.875% Dollar Notes fall within the scope of the Cross Guarantee Agreement. The 5.875% Dollar Notes are not listed on any stock exchange. The foregoing description of the 5.875% Dollar Notes is qualified in its entirety by reference to the Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee, and the First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee, which are filed as Exhibits 4.5 and 4.6, respectively, to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009 and are incorporated herein by reference.

Delhaize Group Amended and Restated Deposit Agreement

As of February 18, 2009, we appointed Citibank, N.A. as successor depositary for our American Depositary Receipts program. In connection with such appointment we entered into an amended and restated deposit agreement, dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder, which we refer to as the deposit agreement. The deposit agreement is summarized in this Annual Report on Form 20-F under Item 10. “Additional Information” under the sub-heading “Description of Delhaize Group American Depositary Shares.” That summary is qualified in its entirety by reference to the form of the deposit agreement, which is filed as Exhibit (a) to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on January 20, 2009 and is incorporated herein by reference.

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

Holder in tax years beginning before January 1, 2013 that constitute “qualified dividend income” are taxable currently at a maximum tax rate of 15%, provided that certain holding period and other requirements are met. Dividends that do not constitute qualified dividend income (including dividends paid to non-corporate U.S. Holders in tax years beginning on or after January 1, 2013), and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains recognized in tax years beginning before January 1, 2013 are currently subject to a maximum U.S. federal income tax rate of 15%. Capital gains recognized by a non-corporate U.S. Holder in tax years beginning on or after January 1, 2013 will be subject to a maximum marginal U.S. federal income rate of 20%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of losses is subject to limitations.

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

U.S. Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ordinary shares or ADRs, or the proceeds of sale of Delhaize Group ordinary shares or ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s U.S. federal income tax liability. The backup withholding tax rate will increase to 31% for tax years beginning on or after January 1, 2013. Holders are advised to consult their own tax advisors as to the applicability of the information reporting and backup withholding rules to their ownership and disposition of the Delhaize Group ordinary shares or ADRs.

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

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 10% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 15% for dividends from shares issued by Belgian or non-Belgian companies after January 1, 1994 (a) pursuant to a public issuance in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance until payment or attribution of the dividend, either registered with the issuing company if it concerns registered shares or deposited in open custody to a bank, a public credit institution, a stock broker or savings bank under the supervision of the FSMA, if it concerns bearer shares or have been recorded in Belgium in a securities account held in the name of the owner or the holder with a clearing institution or recognized account holder who is entitled to hold such securities, if it concerns dematerialized shares. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

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

Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, PO Box 32, B-1030 Brussels, Belgium (phone: +32 2 576 90 09, fax: +32 2 576 17 78, e-mail: bct.cd.bruxelles.etr@minfin.fed.be). As a general rule, the reduced treaty rate can also be obtained at source. A U.S. Holder should file, within eight days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain U.S. organizations that are neither conducting a business nor engaged in any activity of a lucrative nature and are exempted from income tax in the United States are exempted from withholding tax.

Disposition. According to the Belgium-United States tax treaty, capital gains derived by a U.S. Holder from the sale, exchange or other disposition of ADRs are exempt from Belgian tax, provided such U.S. Holder qualifies as a resident of the United States who is entitled to the benefits of this treaty and the ADRs do not form part of a business property of a Belgian permanent establishment.

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

The following persons do not need to pay the TOB:

•	professional intermediaries referred to in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account;

•	insurance companies referred to in Article 2, 1° of the Law of October 27, 2006 acting for their own account;

•	pension funds referred to in Article 2, §3,6 of the Law of July 9, 1975 acting for their own account;

•	collective investment institutions referred to in the Law of December 4, 1990 acting for their own account; and

•	non-residents, acting for their own account, upon delivery of a certificate of non-residence.

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

Prior to making a bid, a bidder must issue a prospectus which must be approved by the FSMA.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Attestation Report of the Registered Public Accounting Firm

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises BVo.v.v.e. CVBA/SC s.f.d. SCRL, the independent registered public accounting firm that audited the financial statements included in this Anual Report, has issued an attestation report on internal control over financial reporting on page F-1 of this report.

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

Our board of directors has determined that Mr. Jack Stahl, Ms. Claire Babrowski, Baron Vansteenkiste and Count de Pret Roose de Calesberg (prior to his departure from the Audit Committee) are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

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

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Reviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2010	2009
Audit Fees(a)	2,572,539	2,887,466
Audit-Related Fees(b)	106,095	437,782
Tax Fees(c)	144,583	94,180
All Other Fees(d)	171,813	—

(a)

Audit fees for the years ended December 31, 2010 and 2009 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.

(b)

Audit-related fees for the years ended December 31, 2010 and 2009 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.

(c)	Tax fees for the year ended December 31, 2010 and 2009 consist of fees for tax compliance, tax advice and tax planning.
(d)	All other fees for the year ended December 31, 2010 consist primarily of fees for consulting services and for acquisition due diligence services.

All audit related fees and tax fees for the years ended December 31, 2010 and 2009 were pre-approved under the pre-approval policies of the Audit Committee.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (b)
June 2011 (a)	—	—	—	58
May 2011	—	—	—
April 2011	—	—	—
March 2011 (c)	61,339	58.64	61,339
February 2011	—	—	—
January 2011	—	—	—
December 2010 (c)	16,500	53.72	16,500
November 2010 (c)	33,000	52.47	33,000
October 2010 (c)	29,500	50.34	29,500
September 2010 (c)	33,000	54.21	33,000
August 2010 (c)	18,000	52.58	18,000
July 2010	—	—	—
Total	191,339	54.54	191,339

(a)	Through June 15, 2011.
(b)

In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c), to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

(c)

Shares purchased as part of the program approved by the shareholders’ meeting of May 28, 2009 for a period of two years which expired on May 27, 2011, authorizing purchases of a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one euro (€1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. This program replaced the previous program announced on May 22, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to U.S. domestic companies listed on the NYSE. In accordance with SEC and NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards, but notes that two members of the Remuneration and Nomination Committee, Richard Goblet d’ Alviella and Hugh G. Farrington, do not satisfy the independence requirements of the Belgian Company Code applicable to Delhaize Group because Mr. Goblet d’Alviella has served on the Board of Directors as a non-executive director for more than three consecutive terms and Mr. Farrington has been compensated formerly as an executive of our subsidiary Hannaford Brothers. While the NYSE listing standards require that such committee be composed entirely of independent directors, the

NYSE listing standards do not specify a length of service on the Board of Directors that would disqualify a director from being deemed independent. The NYSE listing standards also do not indefinitely disqualify a director from being deemed independent as a result of being compensated formerly as an executive of the listed company or any subsidiary thereof. A description of the differences between Delhaize Group’s corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is also available on our website at http://www.delhaizegroup.com/en/CorporateGovernance.aspx.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded that the best interests of Delhaize Group and its shareholders are served by variance from the Corporate Governance Code in three specific cases. These variances relate to (i) the assessment of the commitment of directors who serve on the board of more than five other listed companies, (ii) the number of independent members of the Remuneration and Nomination Committee in 2010, and (iii) the level of shareholding for the submission of proposals by a shareholder to a general meeting. A description of these variances is available on our website at http://www.delhaizegroup.com/en/CorporateGovernance.aspx.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2010, 2009 AND 2008 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2010.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J. H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.16	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.17	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.18	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

2.19	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

2.20	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

Exhibit No.	Description

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (incorporated by reference to Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009)

4.9	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA.

4.10	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers

8.1	Subsidiaries of Delhaize Group (as of December 31, 2010)

Exhibit No.	Description

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2010 (incorporated by reference to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 10, 2011)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers President and Chief Executive Officer

Date: June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for each of the three years in the period ended December 31, 2010. We have also audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Réviseurs/Instituut van de Bedrijfsrevisoren” and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

June 24, 2011

The statutory auditor

/s/ Michel Denayer

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Michel Denayer

Consolidated Balance Sheet

Consolidated Assets

(in millions of EUR)	Note	2010	2009	2008
Goodwill	6	2,828	2,640	2,607
Intangible assets	7	634	574	597
Property, plant and equipment	8	4,075	3,785	3,832
Investment property	9	60	50	39
Investment in securities	11	125	126	123
Other financial assets	12	17	16	23
Deferred tax assets	22	95	23	8
Derivative instruments	19	61	96	57
Other non-current assets		19	19	11

Total non-current assets		7,914	7,329	7,297

Inventories	13	1,460	1,278	1,338
Receivables	14	637	597	608
Income tax receivables		1	8	8
Investment in securities	11	43	12	28
Other financial assets	12	3	15	7
Derivative instruments	19	5	—	1
Prepaid expenses		44	33	41
Other current assets		37	37	50
Cash and cash equivalents	15	758	439	320

		2,988	2,419	2,401
Assets classified as held for sale	5.2	—	—	2

Total current assets		2,988	2,419	2,403

Total assets		10,902	9,748	9,700

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2010	2009	2008
Share capital	16	51	50	50
Share premium	16	2,778	2,752	2,725
Treasury shares	16	(59)	(54)	(56)
Retained earnings	16	3,426	3,044	2,678
Other reserves	16	(34)	(40)	(25)
Cumulative translation adjustments	16	(1,094)	(1,360)	(1,229)

Shareholders’ equity		5,068	4,392	4,143

Non-controlling interests	16	1	17	52

Total equity		5,069	4,409	4,195

Long-term debt	18.1	1,966	1,904	1,766
Obligations under finance leases	18.3	684	643	643
Deferred tax liabilities	22	543	227	215
Derivative instruments	19	16	38	—
Provisions	20,21	233	228	226
Other non-current liabilities		68	57	68

Total non-current liabilities		3,510	3,097	2,918

Short-term borrowings	18.2	16	63	152
Long-term debt - current portion	18.1	40	42	326
Obligations under finance leases	18.3	57	44	44
Derivative instruments	19	—	2	—
Provisions	20,21	52	52	49
Income tax payable		17	65	98
Accounts payable		1,574	1,436	1,383
Accrued expenses	23	393	397	378
Other current liabilities		174	141	154

		2,323	2,242	2,584
Liabilities associated with assets held for sale	5.2	—	—	3

Total current liabilities		2,323	2,242	2,587

Total liabilities		5,833	5,339	5,505

Total liabilities and equity		10,902	9,748	9,700

Consolidated Income Statement

(in millions of EUR)	Note	2010	2009	2008
Revenues		20,850	19,938	19,024
Cost of sales	24, 25	(15,497)	(14,813)	(14,204)

Gross profit		5,353	5,125	4,820

Gross margin		25.7%	25.7%	25.3%

Other operating income	27	85	78	96
Selling, general and administrative expenses	24	(4,394)	(4,192)	(3,962)
Other operating expenses	28	(20)	(69)	(50)

Operating profit		1,024	942	904
Operating margin		4.9%	4.7%	4.8%

Finance costs	29.1	(215)	(208)	(213)
Income from investments	29.2	12	6	11

Profit before taxes and discontinued operations		821	740	702
Income tax expense	22	(245)	(228)	(217)

Net profit from continuing operations		576	512	485

Result from discontinued operations (net of tax)	5.3	(1)	8	(6)

Net profit		575	520	479

Net profit attributable to non-controlling interests		1	6	12
Net profit attributable to equity holders of the Group (Group share in net profit)		574	514	467

(in EUR)
Earnings per share	31
Basic
Net profit from continuing operations		5.74	5.07	4.76
Group share in net profit		5.73	5.16	4.70
Diluted
Net profit from continuing operations		5.69	5.00	4.65
Group share in net profit		5.68	5.08	4.59

(in thousands)
Weighted average number of shares outstanding
Basic		100,271	99,803	99,385
Diluted		101,160	101,574	103,131

Consolidated Statement of Comprehensive Income

(in millions of EUR)	Note	2010	2009	2008
Net profit		575	520	479

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		1	1	1
Tax (expense) benefit		—	—	—

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	1	1	1

Gain (loss) on cash flow hedge		23	(31)	—
Reclassification adjustment to net profit		(15)	22	—
Tax (expense) benefit		(3)	3	—

Gain (loss) on cash flow hedge, net of tax	16, 19	5	(6)	—

Unrealized gain (loss) on financial assets available for sale		3	(7)	7
Reclassification adjustment to net profit		(1)	1	—
Tax (expense) benefit		—	1	(1)

Unrealized gain (loss) on financial assets available for sale, net of tax	16	2	(5)	6

Actuarial gain (loss) on defined benefit plans		1	(7)	(30)
Tax (expense) benefit		(1)	3	11

Actuarial gain (loss) on defined benefit plans, net of tax	16, 21	—	(4)	(19)

Exchange gain (loss) on translation of foreign operations		263	(131)	185
Reclassification adjustment to net profit		—	—	—

Exchange gain (loss) on translation of foreign operations	16	263	(131)	185

Other comprehensive income		271	(145)	173
Attributable to non-controlling interests		—	—	—

Total comprehensive income for the period		846	375	652
Amount attributable to non-controlling interests	16	1	6	12
Amount attributable to equity holders of the Group		845	369	640

Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued cash flow hedge reserve	Cash Flow Hedge Reserve	Available-for- sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Balances at January 1, 2008	100,280,507	50	2,709	938,949	(59)	2,355	(10)	—	1	(3)	(1,416)	3,627	49	3,676
Other comprehensive income	—	—	—	—	—	—	—	—	6	(19)	186	173	—	173
Net profit	—	—	—	—	—	467	—	—	—	—	—	467	12	479

Total comprehensive income for the period	—	—	—	—	—	467	—	—	6	(19)	186	640	12	652
Capital increases	302,777	—	15	—	—	—	—	—	—	—	—	15	—	15
Treasury shares purchased	—	—	—	123,317	(6)	—	—	—	—	—	—	(6)	—	(6)
Treasury shares sold upon exercise of employee stock options	—	—	(8)	(147,550)	9	—	—	—	—	—	—	1	—	1
Tax deficiency sold on employee stock options and restricted shares	—	—	(3)	—	—	—	—	—	—	—	—	(3)	—	(3)
Tax payment for restricted shares vested	—	—	(9)	—	—	—	—	—	—	—	—	(9)	—	(9)
Share-based compensation expense	—	—	21	—	—	—	—	—	—	—	—	21	—	21
Dividend declared	—	—	—	—	—	(143)	—	—	—	—	—	(143)	(4)	(147)
Purchase of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Divestiture	—	—	—	—	—	(1)	—	—	—	—	1	—	—	—
Balances at December 31, 2008	100,583,284	50	2,725	914,716	(56)	2,678	(10)	—	7	(22)	(1,229)	4,143	52	4,195
Other comprehensive income	—	—	—	—	1	—	1	(6)	(5)	(5)	(131)	(145)	—	(145)
Net profit	—	—	—	—	—	514	—	—	—	—	—	514	6	520

Total comprehensive income for the period	—	—	—	—	1	514	1	(6)	(5)	(5)	(131)	369	6	375
Capital increases	287,342	—	14	—	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	205,882	(10)	—	—	—	—	—	—	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(165,012)	11	—	—	—	—	—	—	4	—	4
Excess tax benefit on employee stock options and restricted shares	—	—	2	—	—	—	—	—	—	—	—	2	—	2
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	20	—	—	—	—	—	—	—	—	20	—	20
Dividend declared	—	—	—	—	—	(148)	—	—	—	—	—	(148)	(4)	(152)

(in millions of EUR, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued cash flow hedge reserve	Cash Flow Hedge Reserve	Available-for- sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Purchase of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
Balances at December 31, 2009	100,870,626	50	2,752	955,586	(54)	3,044	(9)	(6)	2	(27)	(1,360)	4,392	17	4,409
Other comprehensive income	—	—	—	—	(1)	—	—	5	2	(1)	266	271	—	271
Net profit	—	—	—	—	—	574	—	—	—	—	—	574	1	575

Total comprehensive income for the period	—	—	—	—	(1)	574	—	5	2	(1)	266	845	1	846
Capital increases	684,655	1	25	—	—	—	—	—	—	—	—	26	—	26
Treasury shares purchased	—	—	—	441,996	(26)	—	—	—	—	—	—	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	—	—	(11)	(408,722)	22	—	—	—	—	—	—	11	—	11
Excess tax benefit on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(161)	—	—	—	—	—	(161)	(1)	(162)
Purchase of non-controlling interests	—	—	—	—	—	(31)	—	—	—	—	—	(31)	(16)	(47)
Balances at December 31, 2010	101,555,281	51	2,778	988,860	(59)	3,426	(9)	(1)	4	(28)	(1,094)	5,068	1	5,069

Consolidated Statement of Cash Flows

(in millions of EUR)	2010	2009	2008
Operating activities
Group share in net profit	574	514	467
Net profit attributable to non-controlling interests	1	6	12
Adjustments for:
Depreciation and amortization - continuing operations	575	515	474
Depreciation and amortization - discontinued operations	—	—	2
Impairment - continuing operations	14	22	20
Impairment - discontinued operations	—	—	8
Allowance for losses on accounts receivable and inventory obsolescence	6	20	15
Share-based compensation	16	20	21
Income taxes	245	227	217
Finance costs	216	209	214
Income from investments	(12)	(14)	(14)
Other non-cash items	(2)	3	(6)
Changes in operating assets and liabilities:
Inventories	(108)	32	(16)
Receivables	(39)	(8)	(52)
Prepaid expenses and other assets	(10)	3	(26)
Accounts payable	98	58	(97)
Accrued expenses and other liabilities	16	20	28
Provisions	(24)	(13)	(25)
Interest paid	(202)	(199)	(198)
Interest received	11	9	13
Income taxes paid	(58)	(248)	(130)

Net cash provided by operating activities	1,317	1,176	927

Investing activities
Business acquisitions, net of cash and cash equivalents acquired(1)	(19)	(47)	(88)
Business disposals, net of cash and cash equivalents disposed	—	8	—
Purchase of tangible and intangible assets (capital expenditures)	(660)	(520)	(714)
Sale of tangible and intangible assets	14	10	30
Net investment in debt securities	(13)	(5)	7
Purchase of other financial assets	(2)	(9)	—
Sale and maturity of other financial assets	15	8	7

Net cash used in investing activities	(665)	(555)	(758)

Cash flow before financing activities	652	621	169
Financing activities
Proceeds from the exercise of share warrants and stock options	32	16	7
Treasury shares purchased	(26)	(10)	(6)
Purchases of non-controlling interests(1)	(47)	(108)	(12)
Dividends paid	(161)	(148)	(143)
Dividends paid by subsidiaries to non-controlling interests	(1)	(4)	(4)
Escrow maturities	2	5	9
Borrowing under long-term loans (net of financing costs)	(1)	230	80
Repayment of long-term loans	(42)	(327)	(110)
Repayment of lease obligations	(49)	(45)	(39)
Net borrowings (repayments) of short-term loans	(49)	(91)	109
Settlement of derivative instruments	(1)	(14)	4

(in millions of EUR)	2010	2009	2008
Net cash used in financing activities	(343)	(496)	(105)
Effect of foreign currency translation	10	(7)	8

Net increase in cash and cash equivalents	319	118	72
Cash and cash equivalents at beginning of period	439	321 (2)	249
Cash and cash equivalents at end of period	758	439	321	(2)

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to ¶ “Financing” due to a change in IFRS (see Note 2.2).
(2)	EUR 1 million included in assets classified as held for sale.

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

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG,” respectively.

The consolidated financial statements for the year ended December 31, 2010 as presented in this Annual Report were prepared under the responsibility of and authorized for issue by the Board of Directors on March 9, 2011, subject to approval of the statutory non-consolidated accounts by the shareholders at the Ordinary General Meeting held on May 26, 2011. In compliance with Belgian law, the consolidated accounts were presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Significant Accounting Policies

2.1. Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2010 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2010, 2009, and 2008 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 1, 2011, 52 weeks ended January 2, 2010 and 53 weeks ended January 3, 2009, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, the application of which is not mandatory in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and those adopted by the EU, as of December 31, 2010. We further refer to the comments made in connection with the Initial Application of New, Revised or Amended IASB Pronouncements in Note 2.2 and Standards and Interpretations Issued but not yet Effective in Note 2.5.

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

2.2. Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRSs and IFRIC interpretations that have been adopted, as of January 1, 2010:

•	Improvements to IFRS;

•	Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions;

•	Revised IFRS 3 Business Combinations;

•	Amendments to IAS 27 Consolidated and Separate Financial Statements;

•	Amendments to IAS 39 Eligible Hedged Items; and

•	IFRIC 17 Distribution of non-cash Assets to Owners.

•	Where the adoption of a new, amended or revised pronouncement has an impact on the presentation of the financial statements or performance of the Group, its impact is described below:

•

Revised IFRS 3 Business Combinations: While the revised IFRS 3 continues to apply the purchase accounting method, now referred to as acquisition method, it introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period of the acquisition and future results (see Note 2.3). Delhaize Group applied the revised IFRS 3 prospectively for business combinations that took place after January 1, 2010. As only smaller acquisitions took place during 2010 (see Note 4.1), the revised standard did not have any significant impact on the Group’s financial statements.

•

Amendments to IAS 27 Consolidated and Separate Financial Statements: The revised IAS 27 requires that changes in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction and will therefore no longer result in goodwill or gains. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Finally, the Amendment resulted in a consequential change to IAS 7 Statement of Cash Flows, which now requires classifying cash flows arising from changes in ownership interest in a subsidiary that do not result in a loss of control as financing. Delhaize Group applied the revised standard prospectively to transactions with non-controlling interests after January 1, 2010, while previously the Group applied the so-called “parent entity extension” method. The acquisition of the remaining non-controlling interest in Alfa Beta (see Note 4.2), during 2010, was accounted for applying the revised guidance.

2.3. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented, except as explained in Note 2.2.

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

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control (“associates”).

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

Non-controlling interests (also referred to as “Minority interests”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. Until 2010, the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Consequently, acquisitions of non-controlling interests were accounted for using the so-called “parent entity extension” method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill. Since 2010, and following an amendment to IAS 27 (see Note 2.2), such transactions are prospectively accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisitions costs), nor on goodwill.

Business Combinations and Goodwill

Business combinations occurring prior to January 1, 2010, were accounted for using the purchase method. Under this method, the cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired and contingent liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement. When Delhaize Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that would otherwise have been required under the contract.

Since January 1, 2010, following the revision of IFRS 3, business combinations are accounted for using the acquisition method, which is similar to the purchase method, but has certain significant differences. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, that present ownership interests and that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses.” When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value. Goodwill is initially measured at cost being the excess of the aggregate of the considerations transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale (see Note 5.2) if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management with proper authority must be committed to the sale and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale, when the conditions are met, even when the Group retains a non-controlling interest.

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

None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group currently hedge net investments in foreign operations.

	Closing Rate			Average Daily Rate
(in EUR)	2010	2009	2008	2010	2009	2008
1 USD	0.748391	0.694155	0.718546	0.754318	0.716949	0.679902
100 SKK	—	—	3.319392	—	—	3.198802
100 RON	23.463163	23.605505	24.860162	23.740563	23.585462	27.154728
100 THB	—	—	2.071037	—	—	2.062906
100 IDR	0.008332	0.007339	0.006562	0.008304	0.006923	0.007044

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

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, but not for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property.

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

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use, are tested annually for impairment, which at Delhaize Group is during the fourth quarter of the year.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets, for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash-generating unit” or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models are used, which are supported by valuation multiples or other available fair value indicators.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and that is not larger than an operating segment before aggregation (see Note 6).

An impairment loss of a continuing operation is recognized in the income statement in “Other operating expenses” (see Note 28) if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

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

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial asset”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

•

Held-to-maturity investments: Financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, and through the amortization process. In case the Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity, any remaining held-to-maturity assets would have to be reclassified as available-for-sale financial assets (Note 11). In such an event, two full financial years must pass before financial assets can be classified again as held-to-maturity (“tainting rules”).

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

•

Available-for-sale investments: Available-for-sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available-for-sale reserve is recognized in the income statement as a reclassification adjustment.

Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs and relying as little as possible on entity-specific inputs, including broker prices from independent parties, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

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

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost, which are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.” In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (Note 19).

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

•

An exchange between existing borrower and lenders or a modification in terms of a debt instrument is accounted for as a debt extinguishment of the original financial liability and the recognition of a new financial liability, if the terms are substantially different. For the purpose of IAS 39, the terms are substantially different if the discounted presented value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized, together with the difference in present values, over the remaining term of the modified financial liability.

Derivative Financial Instruments

The subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see “Hedge Accounting” below).

•

Economic hedges: Delhaize Group does not hold or issue derivatives for speculative trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve “economic hedging.” For example, foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (Note 19).

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

Any gains or losses arising from changes in fair value on these derivatives are recognized in the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e. if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as “Income from investment,” Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as “Finance costs,” Note 29.1).

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

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the balance sheet date using management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized within “Finance costs” (Note 29.1).

•

Store closing costs: Delhaize Group regularly reviews its stores’ operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash-generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (Note 28), except for inventory write-downs, which are classified as “Cost of sales” (Note 25). If appropriate (see accounting policy for “Non-Current Assets / Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

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

•

Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the United States. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum retained exposures is provided by external insurance companies.

•

Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that arise directly from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

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

•

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability.

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

Pension expense is included in “Cost of sales” and in “Selling, general and administrative expenses.” See Note 21.1 for details of Delhaize Group’s defined benefit plans.

•

Other post-employment benefits: some Group entities provide post-retirement healthcare benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value, and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. See Note 21.2 for details of Delhaize Group’s other post-employment benefit plans.

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

•

Profit-sharing and bonus plans: the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 20.3).

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

When an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 Revenue in order to determine if it is acting as principal or agent.

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

•	The Group generates limited revenues from franchise fees, which are recognized in net sales when the services are provided or franchise rights used.

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

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments. At Delhaize Group the CODM has been identified to be the Executive Committee (see Note 3).

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

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

•	Note 3 - Identification and aggregation of operating segments;

•	Notes 5.2, 5.3 - Disposal Group Classified as Held for Sale and Discontinued Operations;

•	Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;

•	Notes 13, 25 - Accounting for vendor allowances;

•	Note 18.3 - Classification of leases;

•	Note 20 - Provisions;

•	Note 21 - Employee Benefits;

•	Note 22 - Income Taxes.

2.5. Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2011 or later periods, but Delhaize Group has not early adopted them:

•

IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a “business model” and “characteristics of the financial asset” test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. Most significant for the Group, debt instruments may be subsequently measured at amortized cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value.

During 2010, Delhaize Group continued to scrutinize the revised guidance in order to assess the full impact IFRS 9 might have on its consolidated financial statements. The Group believes that IFRS 9 will result in a change of the accounting of most of the Group’s available-for-sale investments (see Note 11), to amortized cost measurement category of IFRS 9, while they are currently measured at fair value through OCI.

On October 28, 2010, the IASB issued the second part of IFRS 9 dealing with the recognition and measurement of financial liabilities, which is also applicable for annual periods beginning on or after January 1, 2013. The IASB has retained the existing guidance in IAS 39 regarding classifying and measuring financial liabilities, except for those liabilities where the fair value option has been elected, which is currently not the case for any of Delhaize Group’s financial liabilities.

Based on the Group’s current assessment, the following pronouncements are expected to have no significant impact on the 2011 consolidated financial statements:

•	Improvements to IFRS (applicable for annual periods beginning on or after January 1, 2011): In May 2010, the IASB issued an omnibus amendment to various IFRS pronouncements.

•	Revised IAS 24 Related Party Disclosures (applicable for annual periods beginning on or after January 1, 2011): The revised IAS 24 clarifies and simplifies the definition of a related party.

•

Amendments to IAS 32 Classification of Rights Issues (applicable for annual periods beginning on or after February 1, 2010): In October 2009, the IASB amended IAS 32 in a way that foreign currency rights issues are now required to be treated as equity transactions, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

•

Amendments to IAS 12 Income Taxes (applicable for annual periods beginning on or after January 1, 2012): The IASB has added an exception to the principles in IAS 12, whereby there is now the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. Delhaize Group is currently measuring its investment property at amortized cost (see Note 9).

•

Amendments to IFRS 7 Financial Instruments, Derecognition Disclosure (applicable for annual periods beginning on or after July 1, 2011): The IASB has amended IFRS 7 requiring additional disclosures in respect of risk exposures arising from transferred financial assets. Additional disclosures are required for transactions that sell, factor, securitize, lend or otherwise transfer financial assets to other parties.

•

Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement (applicable for annual periods beginning on or after January 1, 2011): The amendment corrects IFRIC 14, an interpretation of IAS 19 Employee Benefits.

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (applicable for annual periods beginning on or after July 1, 2010): On November 26, 2009, IFRIC 19 was issued, which clarifies the treatment of financial liabilities that are extinguished with equity instruments.

Delhaize Group generally does not early adopt changes in IFRS pronouncements and therefore expects to implement such changes when mandatorily effective for the Group.

2.6. Financial Risk Management, Objectives and Policies

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

3. Segment Information

IFRS 8 applies the so-called “management approach” to segment reporting and requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

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

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Delhaize Group subsequently reviewed these operating segments to establish, if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which the standard allows to aggregate into one single operating segment. Based on this, the Group’s US operating segments have been aggregated into one single aggregated operating segment. In a final step, reportable segments have been identified, which represent operating segments that exceed the quantitative thresholds defined by IFRS 8, requiring individual disclosure, and aggregated those operating segments that do not pass these thresholds, into the “Rest of World” segment.

Although the operating segment “Greece” does not meet the quantitative thresholds set in IFRS 8, management concluded that this operating segment, considering the size of the remaining operating segments included in the “Rest of the World” segment, should be disclosed separately.

Management finally concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non-operating - other business activities - and therefore decided to aggregate only the remaining operating segments relating to operating activities into the “Rest of the World” reportable segment, thus, allowing the corporate activities of the Group to be disclosed separately under the segment “Corporate.”

This results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

The Executive Committee reviews the performance of Delhaize Group’s segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The operating segments information for 2010, 2009 and 2008 is as follows:

Year ended December 31, 2010 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	14,187	4,800	1,563	300	—	20,850
Cost of sales	(10,272)	(3,803)	(1,184)	(238)	—	(15,497)
Gross profit	3,915	997	379	62	—	5,353
Gross margin	27.6%	20.8%	24.3%	20.8%	—	25.7%
Other operating income	43	36	5	1	—	85
Selling, general and administrative expenses	(3,189)	(795)	(319)	(58)	(33)	(4,394)
Other operating expenses	(16)	(2)	(2)	—	—	(20)
Operating profit	753	236	63	5	(33)	1,024
Operating margin	5.3%	4.9%	4.0%	1.8%	—	4.9%
Operating profit from discontinued operations	—	—	—	—	—	—

Other information
Assets	7,850	1,806	843	171	232	10,902
Liabilities	2,592	1,141	458	50	1,592	5,833
Capital expenditures	410	128	75	38	9	660
Non-cash operating activities:
Depreciation and amortization	423	104	33	6	9	575
Impairment loss(4)	13	—	1	—	—	14
Share-based compensation	14	1	—	—	1	16

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand-Duchy of Luxembourg.
(3)	Rest of the World include the Group’s operations in Romania and Indonesia.
(4)	No impairment loss was recorded or reversed in equity.

Year ended December 31, 2009 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13,618	4,616	1,471	233	—	19,938
Cost of sales	(9,817)	(3,690)	(1,121)	(185)	—	(14,813)
Gross profit	3,801	926	350	48	—	5,125
Gross margin	27.9%	20.0%	23.8%	20.5%	—	25.7%
Other operating income	34	36	7	1	—	78
Selling, general and administrative expenses	(3,046)	(772)	(297)	(49)	(28)	(4,192)
Other operating expenses	(60)	(5)	(1)	(1)	(2)	(69)
Operating profit	729	185	59	(1)	(30)	942
Operating margin	5.4%	4.0%	4.0%	(0.3%)	—	4.7%
Operating profit from discontinued operations	—	1	—	—	—	1

Other information
Assets	6,927	1,750	784	113	174	9,748
Liabilities	2,670	1,027	515	35	1,092	5,339
Capital expenditures	331	115	57	13	4	520
Non-cash operating activities:
Depreciation and amortization	381	89	30	6	9	515
Impairment loss(4)	17	3	—	—	2	22
Share-based compensation	18	1	—	—	1	20

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand-Duchy of Luxembourg.
(3)	Rest of the World includes the Group’s operations in Romania and Indonesia.
(4)	No impairment loss was recorded or reversed in equity.

Year ended December 31, 2008 (in millions of EUR)	United States	Belgium(2)	Greece	Rest of the World(3)	Corporate	Total
Revenues(1)	13,081	4,407	1,335	201	—	19,024
Cost of sales	(9,453)	(3,558)	(1,032)	(161)	—	(14,204)
Gross profit	3,628	849	303	40	—	4,820
Gross margin	27.7%	19.3%	22.7%	20.0%	—	25.3%
Other operating income	42	40	13	1	—	96
Selling, general and administrative expenses	(2,904)	(722)	(267)	(38)	(31)	(3,962)
Other operating expenses	(46)	(1)	(3)	—	—	(50)
Operating profit	720	166	46	3	(31)	904
Operating margin	5.5%	3.8%	3.4%	1.5%	—	4.8%
Operating profit from discontinued operations	—	(8)	—	—	—	(8)

Other information
Assets	7,192	1,654	649	98	107	9,700
Liabilities	2,734	917	480	36	1,338	5,505
Capital expenditures	481	117	88	20	8	714
Non-cash operating activities:
Depreciation and amortization	356	82	25	4	9	476
Impairment loss(4)	20	8	—	—	—	28
Share-based compensation	18	2	—	—	1	21

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium, the Grand-Duchy of Luxembourg and Germany (the latter reported in discontinued operations (see Note 5)).

(3)	Rest of the World includes the Group’s operations in Romania and Indonesia. Operations in Slovakia (liquidated in 2008) are presented in discontinued operations (see Note 5).
(4)	No impairment loss was recorded or reversed in equity.

Delhaize Group’s operation of retail supermarkets represents approximately 90% of the Group’s consolidated revenues. The remaining revenue represents wholesale retail revenues. Total revenues can be further analyzed as follows:

(as a percentage of revenues)	2010	2009	2008
Retail revenues
- Food – Perishable	40.0%	39.4%	39.9%
- Food – Non-perishable	35.5%	35.9%	36.2%
- Non-Food	13.8%	14.1%	13.4%

Total Retail Revenues	89.3%	89.4%	89.5%
Wholesale Revenues	10.7%	10.6%	10.5%

Total Revenues	100.0%	100.0%	100.0%

Delhaize Group is not reliant on any individual major customer and consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group’s revenue.

4. Business Combinations and Acquisition of Non-controlling Interests

4.1. Business Combinations

Acquisitions during 2010

During 2010, Delhaize Group entered into several small agreements acquiring a total of 15 individual stores in various parts of the world, which meet the business definition under IFRS 3 and were accounted for accordingly. Total consideration transferred during 2010 was EUR 16 million in cash, and additional final payments of EUR 1 million are expected to be paid in 2011. These transactions resulted in an increase of goodwill of EUR 12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010 (see below).

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

Both entities previously prepared financial statements under Luxembourg Generally Accepted Accounting Principles (“Lux GAAP”) and consequently the carrying values of the assets and liabilities just before the acquisition have not been disclosed in the summary table above due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

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

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest, for an amount of EUR 6 million (transaction costs are negligible). These supermarkets have been integrated into Delhaize Group’s Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

The carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on Delhaize Group’s consolidated result have not been disclosed here, as the selling entity applied Romanian Generally Accepted Accounting Principles (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

Acquisition of Koryfi SA

On November 23, 2009, Delhaize Group acquired, through its subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”), 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of EUR 7 million. One of the stores was closed end 2009 and one mid 2010 and the 9 other stores were converted to Alfa Beta stores before the end of 2010.

The final acquisition date fair values of the identified assets and liabilities of Koryfi SA can be summarized as follows:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	1
Property, plant and equipment	3
Inventories	3
Receivables and other assets	1

8
Non-current liabilities	(1)
Short-term borrowings	(2)
Accounts payable	(6)
Other current liabilities	(1)

Net assets	(2)
Goodwill arising on acquisition	9

Total consideration transferred	7

The fair values of the identifiable assets and liabilities of Koryfi S.A. in the 2009 consolidated financial statements were recognized on a provisional baisis. No material adjustments were done in 2010.

Transaction costs are negligible and the total consideration transferred of EUR 7 million represents the total expected net cash outflow. The final goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta’s position in the North-eastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

From the date of acquisition, the acquired stores have contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR (1) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

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

From the date of acquisition, Plus Hellas has contributed EUR 36 million to the Group’s 2008 revenues and EUR (6) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 24 million.

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

From the date of acquisition, stores of the former La Fourmi Group have contributed EUR 6 million to the 2008 revenues of the Group and EUR (0.2) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2008 revenues of the Group would have increased by approximately EUR 20 million.

La Fourmi’s carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on the Group’s consolidated results have not been disclosed here, as the La Fourmi Group previously applied Romanian GAAP and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

4.2. Acquisition of non-controlling interests

Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share, based on an agreement with two major shareholders (approximately 12%) of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delhaize Group held 89.56% of Alfa Beta shares. During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11,451,109 shares (representing 89.93%).

In 2009, this acquisition of non-controlling interests was accounted for using the “parent entity extension” method, i.e. the difference between the consideration paid (EUR 108 million) and the book value of the share of the net assets acquired was recognized in goodwill and amounted to EUR 72 million.

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland BV (“Delned”) a new tender offer to acquire the remaining shares of Alfa Beta at EUR 35.73 per share.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta and Alfa Beta was delisted from the Athens Exchange as of October 1, 2010.

In accordance with the amended IAS 27 Consolidated and Separate Financial Statements, the acquisition of non-controlling interest is accounted for as an equity transaction since 2010. The difference between the amount of non-controlling interest and the fair value of the consideration paid, including transactions costs (EUR 1 million), was recognized directly in equity and attributed to the shareholders of the Group and therefore had no impact on goodwill or profit or loss.

The amended IAS 27 also changed certain presentation provisions of IAS 7 Statement of Cash Flows, requiring, in line with the underlying principle of IAS 27 that is explained above, classifying cash flows from the acquisition / disposal of non-controlling interest as “Financing activities,” instead of “Investing activities.” Delhaize Group incurred cash outflows of EUR 47 million in 2010, which were classified accordingly. Comparative information has been restated to align presentation.

5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1. Divestitures

During the years 2010, 2009 and 2008, Delhaize Group only divested operations from its operating activities that met the definition of discontinued operations (see Note 5.3).

5.2. Disposal Group / Assets Classified as Held for Sale

On July 13, 2009, Delhaize Group reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of EUR 8 million.

The assets and liabilities of Delhaize Deutschland GmbH, which was part of the Belgian segment, had been presented as “held for sale” as of December 2008 and income and expenses relating to Delhaize Deutschland GmbH were shown until disposal as “Result from discontinued operations.”

The carrying value as of December 31, 2008 of assets classified as assets held for sale and liabilities associated with assets held for sale included: inventory (EUR 1 million), cash (EUR 1 million), provisions (EUR 2 million) and other liabilities (EUR 1 million).

5.3. Discontinued Operations

As mentioned above (Note 5.2), at December 31, 2008 Delhaize Deutschland GmbH was classified as a disposal group held for sale and qualified simultaneously as a discontinued operation. In 2008, Delhaize Group recognized an impairment loss of EUR 8 million to write down the carrying value of Delhaize Deutschland GmbH to its estimated fair value less costs to sell. In September 2009, the sale of the German activities to Rewe was completed. The operational results of Delhaize Deutschland GmbH during the first eight months of 2009, as well as the gain of EUR 7 million realized on the sale, were classified as “Result from discontinued operations” at December 31, 2009.

In April 2008, Food Lion Thailand Ltd, a dormant company, was liquidated resulting in a gain from discontinued operations of EUR 2 million in 2008.

The overall “Result of discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of EUR, except per share information)	2010	2009	2008
Revenues	—	14	20
Cost of sales	—	(11)	(11)
Selling, general and administrative expenses	—	(2)	(9)
Other operating expenses	—	—	(8)
Finance income (costs)	(1)	7	2

Result before tax	(1)	8	(6)
Income taxes	—	—	—

Result from discontinued operations (net of tax)	(1)	8	(6)
Basic earnings per share from discontinued operations	(0.01)	0.09	(0.06)
Diluted earnings per share from discontinued operations	(0.01)	0.08	(0.06)
Operating cash flows	—	—	3
Investing cash flows	—	(1)	(1)
Financing cash flows	—	—	—

Total cash flows	—	(1)	2

The pre-tax (loss) gain recognized on the re-measurement of assets held for sale was zero in 2010 and 2009 and amounted to EUR (8) million in 2008. In addition, no expenses associated with store closings were recorded as other operating expenses in discontinued operations during the last three years.

6. Goodwill

(in millions of EUR)	2010	2009	2008
Gross carrying amount at January 1	2,707	2,677	2,516
Accumulated impairment at January 1	(67)	(70)	(70)

Net carrying amount at January 1	2,640	2,607	2,446
Acquisitions through business combinations and adjustments to initial purchase accounting	12	41	30
Acquisition of non-controlling interests	—	72	7
Currency translation effect	176	(80)	124

Gross carrying amount at December 31	2,900	2,707	2,677
Accumulated impairment at December 31	(72)	(67)	(70)

Net carrying amount at December 31	2,828	2,640	2,607

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose. The Group’s CGUs with significant goodwill allocated to are detailed below:

(in millions of EUR)	2010	2009	2008
Food Lion	1,263	1,172	1,213
Hannaford	1,164	1,071	1,103

United States	2,427	2,243	2,316
Belgium	182	180	160
Greece	202	201	120
Other	17	16	11
Total	2,828	2,640	2,607

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

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business in the particular market in question, which is assumed to be in line with market expectations. These pre-tax cash flows are discounted applying a pre-tax rate, which has been derived from the entity’s WACC (Weighted Average Cost of Capital) in an iterative process, as described by IAS 36.

•	The fair value less cost to sell (“FVLCTS”) is based on earnings multiples paid for similar companies in the market.

In 2010, 2009 and 2008, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for VIU calculations:

	2010	2009	2008
United States
Growth rate*	2.3%	2.0%	2.0%
Pre-tax discount rates	10.79%-11.71%	11.53%-11.65%	11.01%-11.10%
Europe
Growth rates*	2.5%-2.9%	1.7%-2.0%	2.0%-2.6%
Pre-tax discount rates	7.04%-7.77%	7.63%-8.95%	8.66%-9.75%

*	Weighted average growth rate used to extrapolate cash flows beyond the financial plans period.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of e.g., 100 basis points and a simultaneous reduction of the growth rates by e.g., 50 basis points, would have decreased the total VIU by approximately EUR 4 billion in 2010 (EUR 3 billion in 2009 and EUR 3 billion in 2008) and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

7. Intangible Assets

Intangible assets consist primarily of trade names, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The value in use is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. No impairment loss of trade names was recorded or reversed in 2010, 2009 or 2008.

See Note 8 for a description of the impairment test for assets with finite lives. During 2009, Delhaize Group impaired various software solutions that related to projects that the Group abandoned during the year.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2010	362	151	175	201	49	938
Additions	—	43	43	—	6	92
Sales and disposals	—	(4)	(2)	(22)	—	(28)
Transfers to/from other accounts	—	(4)	5	—	(2)	(1)
Currency translation effect	28	6	9	16	3	62
Cost at December 31, 2010	390	192	230	195	56	1,063
Accumulated amortization at January 1, 2010	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at January 1, 2010	(33)	(3)	(2)	(5)	—	(43)
Amortization expense	—	(21)	(32)	(12)	(4)	(69)
Sales and disposals	—	4	1	22	—	27
Transfers to/from other accounts	—	(1)	1	(1)	2	1
Currency translation effect	(2)	(4)	(6)	(10)	(2)	(24)
Accumulated amortization at December 31, 2010	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at December 31, 2010	(35)	(2)	(3)	—	—	(40)

Net carrying amount at December 31, 2010	355	96	89	66	28	634
Cost at January 1, 2009	374	123	152	217	52	918
Additions	—	35	25	—	—	60
Sales and disposals	—	(2)	(3)	(10)	—	(15)
Acquisitions through business combinations	—	—	—	1	—	1
Transfers to/from other accounts	—	(3)	5	—	(1)	1
Currency translation effect	(12)	(2)	(4)	(7)	(2)	(27)
Cost at December 31, 2009	362	151	175	201	49	938
Accumulated amortization at January 1, 2009	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at January 1, 2009	(34)	—	—	(5)	—	(39)
Amortization expense	—	(17)	(26)	(13)	(3)	(59)
Impairment loss	—	(3)	(2)	—	—	(5)
Sales and disposals	—	—	2	10	—	12
Transfers to/from other accounts	—	—	(1)	—	—	(1)
Currency translation effect	1	2	2	4	1	10
Accumulated amortization at December 31, 2009	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at December 31, 2009	(33)	(3)	(2)	(5)	—	(43)

Net carrying amount at December 31, 2009	329	77	70	73	25	574
Cost at January 1, 2008	354	86	120	224	46	830
Additions	—	36	22	—	5	63
Sales and disposals	—	—	(3)	(22)	—	(25)
Acquisitions through business combinations	—	—	—	4	1	5
Transfers to/from other accounts	—	(3)	7	—	(3)	1
Currency translation effect	20	4	6	11	3	44
Cost at December 31, 2008	374	123	152	217	52	918
Accumulated amortization at January 1, 2008	—	(42)	(57)	(124)	(18)	(241)
Accumulated impairment at January 1, 2008	(32)	—	—	(5)	—	(37)
Amortization expense	—	(12)	(22)	(15)	(3)	(52)
Sales and disposals	—	—	3	22	—	25
Currency translation effect	(2)	(2)	(4)	(7)	(1)	(16)
Accumulated amortization at December 31, 2008	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at December 31, 2008	(34)	—	—	(5)	—	(39)

Net carrying amount at December 31, 2008	340	67	72	88	30	597

Trade name assets are allocated to the following cash generating units:

	December 31,
(in millions of EUR)	2010	2009	2008
Food Lion	193	179	185
Hannaford	162	150	155

United States	355	329	340

Amortization expenses are mainly charged to selling, general and administrative expenses.

8. Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2010	1,764	1,652	2,891	62	845	7,214
Additions	59	82	228	184	54	607
Sales and disposals	(11)	(29)	(124)	—	(27)	(191)
Acquisitions through business combinations	1	1	2	—	—	4
Transfers to/from other accounts	45	58	55	(154)	—	4
Currency translation effect	72	97	165	2	58	394
Balance at December 31, 2010	1,930	1,861	3,217	94	930	8,032
Accumulated depreciation at January 1, 2010	(503)	(899)	(1,633)	—	(330)	(3,365)
Accumulated impairment at January 1, 2010	—	(14)	(34)	—	(16)	(64)
Depreciation expense	(71)	(127)	(254)	—	(51)	(503)
Impairment loss	—	(2)	(5)	—	(5)	(12)
Sales and disposals	8	29	115	—	27	179
Transfers to/from other accounts	(1)	(2)	1	—	—	(2)
Currency translation effect	(20)	(52)	(94)	—	(24)	(190)
Accumulated depreciation at December 31, 2010	(587)	(1,055)	(1,881)	—	(380)	(3,903)
Accumulated impairment at December 31, 2010	—	(12)	(23)	—	(19)	(54)

Net carrying amount at December 31, 2010	1,343	794	1,313	94	531	4,075
Cost at January 1, 2009	1,604	1,593	2,892	97	839	7,025
Additions	73	64	205	115	66	523
Sales and disposals	(6)	(27)	(89)	—	(19)	(141)
Acquisitions through business combinations	3	8	3	—	—	14
Transfers to/from other accounts(1)	123	58	(47)	(149)	(15)	(30)
Currency translation effect	(33)	(44)	(73)	(1)	(26)	(177)
Balance at December 31, 2009	1,764	1,652	2,891	62	845	7,214
Accumulated depreciation at January 1, 2009	(398)	(820)	(1,595)	—	(317)	(3,130)
Accumulated impairment at January 1, 2009	—	(13)	(33)	—	(17)	(63)
Depreciation expense	(56)	(122)	(226)	—	(49)	(453)
Impairment loss	(1)	(5)	(7)	—	—	(13)
Sales and disposals	3	25	84	—	19	131
Transfers to/from other accounts(1)	(60)	(1)	68	—	7	14
Currency translation effect	9	23	42	—	11	85
Accumulated depreciation at December 31, 2009	(503)	(899)	(1,633)	—	(330)	(3,365)
Accumulated impairment at December 31, 2009	—	(14)	(34)	—	(16)	(64)

Net carrying amount at December 31, 2009	1,261	739	1,224	62	499	3,785
Cost at January 1, 2008	1,443	1,333	2,561	77	754	6,168
Additions	41	101	281	226	53	702
Sales and disposals	(6)	(23)	(123)	(2)	(8)	(162)
Acquisitions through business combinations	62	10	5	2	4	83
Transfers to/from other accounts	16	114	60	(208)	(6)	(24)
Currency translation effect	48	66	111	2	42	269
Amount classified as held for sale	—	(8)	(3)	—	—	(11)
Balance at December 31, 2008	1,604	1,593	2,892	97	839	7,025
Accumulated depreciation at January 1, 2008	(340)	(705)	(1,431)	—	(265)	(2,741)
Accumulated impairment at January 1, 2008	—	(8)	(27)	—	(9)	(44)
Depreciation expense	(49)	(106)	(220)	—	(46)	(421)
Impairment loss	—	(9)	(7)	—	(8)	(24)
Sales and disposals	3	19	115	—	8	145
Transfers to/from other accounts	1	—	1	—	2	4
Currency translation effect	(13)	(32)	(62)	—	(16)	(123)
Amount classified as held for sale	—	8	3	—	—	11
Accumulated depreciation at December 31, 2008	(398)	(820)	(1,595)	—	(317)	(3,130)
Accumulated impairment at December 31, 2008	—	(13)	(33)	—	(17)	(63)

Net carrying amount at December 31, 2008	1,206	760	1,264	97	505	3,832

(1)	During 2009 certain permanent building fixtures were transferred from “Furniture, fixtures, equipment and vehicles” to “Land and Buildings.”

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2010	2009	2008
Cost of sales	56	44	42
Selling, general and administrative expenses	447	409	377
Result from discontinued operations	—	—	2
Total depreciation	503	453	421

Property, plant and equipment can be summarized by segment as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
United States	2,794	2,596	2,696
Belgium	784	764	746
Greece	410	370	339
Rest of the World	78	45	38
Corporate	9	10	13
Total property, plant and equipment	4,075	3,785	3,832

In accordance with the accounting policy summarized in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that impairment may exist. The Group monitors the carrying value of its retail stores, the lowest level asset group for which identifiable cash flows are independent of other (groups of) assets (“cash-generating unit” or CGU), for potential impairment based on historical and projected cash flows. The recoverable value is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors, such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimate fair values based on the location and condition of the stores.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and might result in additional stores identified as being possibly impaired and/or on the impairment amount calculated.

Impairment losses of property, plant and equipment, recorded in other operating expenses, amounted to EUR 12 million, EUR 13 million and EUR 24 million in 2010, 2009 and 2008, respectively. Impairment losses recognized in discontinued operations (related to assets classified as held for sale, see Note 5.3) were EUR 5 million in 2008.

The impairment losses of EUR 12 million recognized in 2010, relate to underperforming stores (2009: EUR 6 million), mainly in the United States, with only insignificant amounts incurred in connection with store closings (2009: EUR 5 million). In accordance with the Group’s policy, closed stores held under finance lease agreements are reclassified to investment property (see Note 9). In 2009, the Group recorded on such closed stores additional impairment losses of EUR 4 million as other operating expenses. In 2008, the Group recognized an impairment loss of EUR 24 million mainly relating to Sweetbay stores (EUR 19 million) and stores operated in Germany (EUR 5 million).

The impairment charges can be summarized by property, plant and equipment categories as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
Leasehold improvements	2	5	9
Furniture, fixtures, equipment and vehicles	5	7	7
Buildings	—	1	—
Property under finance leases	5	—	8
Total	12	13	24

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2010 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	144	671	812	—	1,627
Belgium	131	34	240	400	805
Greece	41	—	145	37	223
Rest of the World	15	—	130	—	145
Total	331	705	1,327	437	2,800

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group’s accounting policy explained in Note 2.3, investment property is accounted for at cost, less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1), they are reclassified to investment property and in 2009 the Group reclassified EUR 14 million, net of accumulated depreciation, of closed store related assets in the United States and recognized simultaneously an impairment loss of EUR 4 million (see also Note 8).

The fair value of investment property amounted to EUR 92 million, EUR 69 million and EUR 52 million at December 31, 2010, 2009 and 2008, respectively. The fair values for disclosure purposes have been determined using either the support of qualified independent external valuers or by internal valuers, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 3 million for 2010, EUR 4 million for 2009 and EUR 3 million for 2008. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 4 million in 2010, 2009 and 2008.

(in millions of EUR)	2010	2009	2008
Cost at January 1	79	53	48
Additions	15	3	—
Sales and disposals	(6)	(3)	(10)
Transfers to/from other accounts	(3)	28	12
Currency translation effect	6	(2)	3

Cost at December 31	91	79	53
Accumulated depreciation at January 1	(29)	(14)	(8)
Depreciation expense	(3)	(3)	(3)
Sales and disposals	5	2	2
Impairment	(2)	(4)	(1)
Transfers to/from other accounts	—	(11)	(3)
Currency translation effect	(2)	1	(1)

Accumulated depreciation at December 31	(31)	(29)	(14)

Net carrying amount at December 31	60	50	39

At December 31, 2010, 2009 and 2008, the Group only had insignificant investment property under construction.

10. Financial Instruments by Category

10.1. Financial Assets

Financial Assets by Class and Measurement Category

December 31, 2010
	Financial assets measured at amortized cost		Financial assets measured at fair value
(in millions of EUR)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	125	125
Other financial assets	12	17	—	—	—	17
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	637	—	—	—	637
Investments in securities	11	—	—	—	43	43
Other financial assets	12	3	—	—	—	3
Derivative instruments	19	—	5	—	—	5
Cash and cash equivalents	15	758	—	—	—	758
Total financial assets		1,415	66	—	168	1,649

December 31, 2009
	Financial assets measured at amortized cost		Financial assets measured at fair value
(in millions of EUR)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	126	126
Other financial assets	12	16	—	—	—	16
Derivative instruments	19	—	96	—	—	96
Current
Receivables	14	597	—	—	—	597
Investments in securities	11	—	—	—	12	12
Other financial assets	12	15	—	—	—	15
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	439	—	—	—	439
Total financial assets		1,067	96	—	138	1,301

Financial Assets measured at fair value by Fair Value Hierarchy

IFRS 7 requires, for financial instruments that are measured in the balance sheet at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

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

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market date where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e. as prices) or indirectly (i.e. derived from prices), the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market date, the financial instrument is included in level 3.

December 31, 2010
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	122	3	—	125
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	43	—	—	43
Derivatives - through profit or loss	19	—	5	—	5
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		165	69	—	234

December 31, 2009
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	124	2	—	126
Derivatives - through profit or loss	19	—	96	—	96
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	12	—	—	12
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		136	98	—	234

During 2010 EUR 1 million of securities were transferred from Level 2 to Level 1. No transfers between the different fair value hierarchy levels took place in 2009.

10.2. Financial Liabilities

Financial Liabilities by Class and Measurement Category

December 31, 2010
(in millions of EUR)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives -through profit or loss	Derivatives - through equity
Non-current
Long-term debt	18.1	—	—	544	1,422	1,966
Obligations under finance leases	18.3	—	—	—	684	684
Derivative instruments	19	3	13	—	—	16
Current
Short-term borrowings	18.2	—	—	—	16	16
Long-term debt - current portion	18.1	—	—	—	40	40
Obligations under finance leases	18.3	—	—	—	57	57
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1,574	1,574
Total financial liabilities		3	13	544	3,793	4,353

December 31, 2009
(in millions of EUR)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives -through profit or loss	Derivatives - through equity
Non-current
Long-term debt	18.1	—	—	543	1,361	1,904
Obligations under finance leases	18.3	—	—	—	643	643
Derivative instruments	19	—	38	—	—	38
Current
Short-term borrowings	18.2	—	—	—	63	63
Long-term debt - current portion	18.1	—	—	—	42	42
Obligations under finance leases	18.3	—	—	—	44	44
Derivative instruments	19	2	—	—	—	2
Accounts payable		—	—	—	1,436	1,436
Total financial liabilities		2	38	543	3,589	4,172

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2010
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	13	—	13
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		—	16	—	16

December 31, 2009
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	38	—	38
Current
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		—	40	—	40

During 2010 and 2009, no transfers between the different fair value hierarchy levels took place. See Note 10.1 with respect to the definition of the fair value hierarchy levels.

11. Investments in Securities

Investments in securities represent mainly investments in debt securities, and minor equity investments, which are held as available for sale. Securities are included in non-current assets, except for debt securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the available-for-sale assets are as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
Non-current	125	126	123
Current	43	12	28
Total	168	138	151

The fair values of Delhaize Group’s available for sale securities (both debt and equity investments) were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). As referred to in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2008, as a consequence of the credit crisis, an impairment charge of EUR 1 million was recognized in the income statement. In 2010 and 2009, none of the investments in securities were either past due or impaired.

The credit quality of the Group’s investments in debt securities can be assessed by reference to external credit ratings (Standard & Poor’s), which can be summarized for 2010 as follows:

S&P Rating	in millions of EUR	%
AAA	155	94%
AA	2	1%
A	6	4%
B	1	1%
Total Investments in debt securities	164	100%

The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2010, EUR 10 million (2009: EUR 10 million, 2008: EUR 15 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions of currency)	2011	2012-2015	2016	Total
Cash flows in USD	2	2	9	13
Cash flows in USD translated into EUR	2	2	6	10

Delhaize Group further holds smaller investments in money market and investment funds in order to satisfy future pension benefit payments for a limited number of employees. The remaining investments are predominately held by the Group’s captive re-insurance company, covering the Group’s self-insurance exposure (see Note 20.2).

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

In 2007, the Group included an amount of EUR 20 million held in escrow, relating to the sale of Delvita and being released in three equal annual installments in 2008, 2009 and 2010. At December 31, 2010 no amount was remaining.

The 2010 current financial assets contain collateral for derivatives of EUR 2 million in connection with derivatives under existing International Swap Dealer Association Agreements (“ISDAs”), EUR 8 million in 2009 and zero in 2008.

13. Inventories

Inventory held at hand predominately represents goods for resale. In 2010, 2009 or 2008, Delhaize Group did not recognize (or reverse any previously recognized) write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14. Receivables

(in millions of EUR)	2010	2009	2008
Trade receivables	640	573	542
Trade receivables - bad debt allowance	(29)	(30)	(20)
Other receivables	26	54	86
Total current receivables	637	597	608

The aging of the current receivables is as follows:

			December 31, 2010
(in millions of EUR)	Net Carrying Amount as of December 31, 2010	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	521	71	29	19
Trade receivables - bad debt allowance	(29)	(2)	(3)	(9)	(15)
Other receivables	26	17	2	4	3
Total	637	536	70	24	7

			December 31, 2009
(in millions of EUR)	Net Carrying Amount as of December 31, 2009	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	573	455	45	54	19
Trade receivables - bad debt allowance	(30)	(2)	(2)	(7)	(19)
Other receivables	54	46	3	1	4
Total	597	499	46	48	4

			December 31, 2008
(in millions of EUR)	Net Carrying Amount as of December 31, 2008	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	542	402	107	21	12
Trade receivables - bad debt allowance	(20)	(4)	(2)	(3)	(11)
Other receivables	86	71	5	7	3
Total	608	469	110	25	4

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively, based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually significant for the Group or the operating entity, due to the Group’s large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables equal their (net) carrying values.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

The movement of the bad debt allowance account can be summarized as follows:

(in millions of EUR)	Note	2010	2009	2008
Bad debt allowance as of January 1		30	20	15
Additions (recognized in profit or loss)	24	6	20	15
Usage		(8)	(10)	(10)
Currency translation effect		1	—	—
Bad debt allowance at December 31		29	30	20

15. Cash and Cash Equivalents

(in millions of EUR)	2010	2009	2008
Term deposits with original maturity of three months or less	491	166	25
Cash at banks	203	200	249
Cash on hand	64	73	46
Cash and cash equivalents at December 31	758	439	320	(1)

(1)	Amount excludes EUR 1 million, which is classified as asset held for sale as of December 31, 2008.

Supplemental Cash Flow information:

(in millions of EUR)	2010	2009	2008
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	54	66	53
Finance lease obligations terminated for store properties and equipment	1	1	1

16. Equity

Ordinary Shares

There were 101,555,281, 100,870,626 and 100,583,284 Delhaize Group ordinary shares issued and fully paid at December 31, 2010, 2009 and 2008, respectively (par value of EUR 0.50), of which 988,860, 955,586 and 914,716 ordinary shares were held in treasury at December 31, 2010, 2009 and 2008, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

In 2010, Delhaize Group issued 684,655 shares of common stock (2009: 287,342; 2008: 302,777) for EUR 26 million (2009: EUR 14 million; 2008: EUR 15 million), net of EUR 13 million (2009: EUR 5 million; 2008: EUR 6 million) representing the portion of the subscription price funded by Delhaize America in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2008	50,140,253	2,709,442,063	100,280,507
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	151,389	15,101,524	302,777
Capital on December 31, 2008	50,291,642	2,724,543,587	100,583,284
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	143,671	14,476,965	287,342
Capital on December 31, 2009	50,435,313	2,739,020,552	100,870,626
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	342,328	38,587,734	684,655
Capital on December 31, 2010	50,777,641	2,777,608,286	101,555,281

(1)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19,357,794	9,678,897
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528,542)	(264,271)
Balance of remaining authorized capital as of December 31, 2008	18,829,252	9,414,626
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301,882)	(150,941)
Balance of remaining authorized capital as of December 31, 2009	18,527,370	9,263,685
June 8, 2010 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(232,992)	(116,496)
Balance of remaining authorized capital as of December 31, 2010	18,294,378	9,147,189

Share Repurchases

On May 28, 2009, at an Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for two years, replaces the one granted in May 2008. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

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

During 2010, Delhaize Group SA acquired 311,996 Delhaize Group shares for an aggregate amount of EUR 19 million, representing approximately 0.3% of Delhaize Group’s share capital and transferred 251,782 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies (see Note 21.3).

Additionally, Delhaize America, LLC repurchased in 2010, 130,000 Delhaize Group ADRs for an aggregate amount of USD 9 million, representing approximately 0.1% of the Delhaize Group share capital as at December 31, 2010 and transferred 156,940 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2010, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 62 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2010, Delhaize Group owned 988,860 treasury shares (including ADRs), of which 546,864 were acquired prior to 2010, representing approximately 0.97% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500,000 Delhaize Group ordinary shares on NYSE Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-US operating companies. This mandate was renewed on March 15, 2010 and allows the institution to purchase up to 1,100,000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

In August 2010, Delhaize America, LLC engaged a U.S.-based financial institution to purchase on its behalf Delhaize Group ADRs on the New York Stock Exchange. This engagement was established to assist in the satisfaction of certain restricted stock unit awards provided to U.S.-based executive employees. The financial institution made its decisions to purchase ADRs under this agreement pursuant to the guidelines set forth in a related share repurchase plan, independent of further instruction from Delhaize America, LLC. The financial institution completed the purchases allowed under the plan in December 2010, purchasing a total of 130,000 ADRs.

Retained Earnings

Retained earnings increased in 2010 by EUR 382 million, representing the profit attributable to owners of the parent (EUR 574 million) net of the dividend declared in 2010 of EUR 161 million and the purchase of non-controlling interests in Alfa Beta of EUR 31 million (see Note 4.2).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2010, 2009 and 2008, Delhaize Group’s legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

	December 31,
(in millions of EUR)	2010	2009	2008
Deferred gain (loss) on discontinued cash flow hedges:
Gross	(15)	(15)	(16)
Tax effect	6	6	6
Cash flow hedge:
Gross	(1)	(9)	—
Tax effect	—	3	—
Actuarial gain (loss) on defined benefit plans:
Gross	(44)	(43)	(35)
Tax effect	16	16	13
Unrealized gain (loss) on securities available-for-sale:
Gross	5	3	9
Tax effect	(1)	(1)	(2)
Total other reserves	(34)	(40)	(25)

•

Deferred gain (loss) on discontinued cash flow hedge: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 18.1). Both deferred loss and deferred gain are being amortized over the life of the underlying debt instruments.

•

Cash flow hedge: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). No “basis adjustments” took place during 2010.

•

Actuarial gain (loss) on defined benefit plans: Delhaize Group elected to recognize actuarial gains and losses, which represent adjustments to the defined benefit net liabilities due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI (see Note 21.1). Actuarial gains and losses are never reclassified into profit or loss.

•	Unrealized gain (loss) on securities available for sale: The Group recognizes in this reserve fair value changes on financial assets classified as available-for-sale.

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar to the euro.

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade, keeping sufficient flexibility to execute strategic projects and reduce cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group’s dividend policy aims at paying out a regularly increasing dividend while retaining free cash flow at an amount consistent with the opportunities to finance the future growth of the Group and maintaining the finance structure in accordance with the objectives stated above.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net-debt-to-equity” ratio (see Note 18.4).

During 2010, the capital and share premium of Delhaize Group increased by EUR 26 million.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
Non-controlling interests (in millions of EUR)	Note	2010	2009	2008
Belgium		1	1	1
Greece	4.2	—	16	51
Total		1	17	52

As mentioned in Note 4.2, Delhaize Group acquired the remaining non-controlling interests in Alfa Beta during 2010.

17. Dividends

On May 27, 2010, the shareholders approved the payment of a gross dividend of EUR 1.60 per share (EUR 1.20 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 161 million. On May 28, 2009, the shareholders approved the payment of a gross dividend of EUR 1.48 per share (EUR 1.11 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 149 million.

With respect to the financial year 2010, the Board of Directors proposed a gross dividend of EUR 1.72 per share to be paid to owners of ordinary shares against coupon no. 49 on June 6, 2011. This dividend was approved by shareholders at the Ordinary General Meeting of May 26, 2011 and has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2010 dividend, based on the number of shares outstanding at May 26, 2011, is EUR 175 million. The payment of this dividend will not have income tax consequences for the Group.

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

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

				December 31,
(in millions of EUR)	Nominal Interest Rate	Maturity	Currency	2010	2009	2008
Senior Notes, unsecured	5.70%	2040	USD	430	—	—
Debentures, unsecured	9.00%	2031	USD	201	553	572
Notes, unsecured	8.05%	2027	USD	51	84	87
Bonds, unsecured	6.50%	2017	USD	334	309	320
Notes, unsecured(1)	5.625%	2014	EUR	544	543	537
Senior Notes, unsecured(1)	5.875%	2014	USD	223	206	—
Bonds, unsecured(2)	5.10%	2013	EUR	80	80	80
Notes, unsecured	8.125%	2011	USD	38	35	36
Bonds, unsecured(2)	3.895%	2010	EUR	—	40	40
Convertible bonds, unsecured	2.75%	2009	EUR	—	—	170
Eurobond, unsecured	4.625%	2009	EUR	—	—	150
Other debt	4.50% to 7%	2014 to 2031	USD	10	5	—
Mortgages payable	7.55% to 8.65%	2008 to 2016	USD	2	2	3
Senior notes	6.58% to 7.41%	2008 to 2016	USD	7	8	12
Other notes, unsecured	13.21%	2008 to 2013	USD	1	1	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	84	78	81
Bank borrowings			EUR	1	2	3
Total non-subordinated borrowings				2,006	1,946	2,092
Less current portion				(40)	(42)	(326)
Total non-subordinated borrowings, non-current				1,966	1,904	1,766

(1)	Notes are part of hedging relationship (see Note 19).
(2)	Bonds have been issued by Delhaize Group’s Greek subsidiary Alfa Beta.

The interest rate on long-term debt (excluding finance leases) was on average 5.1%, 5.7% and 5.6% at December 31, 2010, 2009 and 2008 respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). No notes were outstanding at December 31, 2010, 2009 and 2008.

Refinancing of Long-term Debts

In October 2010, Delhaize Group exchanged USD 533 million of the 9.00% debentures due 2031 and USD 55 million of the 8.05% Notes due 2027 (together the “Existing Securities”) issued in a private offering by the wholly-owned subsidiary Delhaize America, LLC, for USD 827 million, 5.70% Senior Notes due 2040 issued by Delhaize Group.

In March 2011, Delhaize Group completed a registered exchange offer of its USD 827 million 5.70% senior notes (the “Old Notes”) for substantially identical notes registered under the Securities Act (the “Registered Notes”). A total of USD 826,888,000 aggregate principal amount was exchanged for an equal principal amount of Registered Notes pursuant to the exchange offer.

The transaction qualified as a “debt modification” under IFRS (see Note 2.3) and any costs or fees incurred adjusted the carrying amount of the Existing Securities, being the carrying amount of the new Senior Notes, and are amortized over the remaining term of the Senior Notes due 2040. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the new Senior Notes issued, has no immediate impact on the carrying amount of the New Notes and is also amortized over the remaining term of the Senior Notes, i.e. until 2040.

Repayment of Long-term Debts

On February 9, 2010, bonds of EUR 40 million issued in 2005 by Delhaize Group’s Greek subsidiary Alfa Beta matured and were repaid.

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

As of December 31, 2010, 2009 and 2008, USD 11 million (EUR 8 million), USD 12 million (EUR 9 million) and USD 18 million (EUR 13 million) in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2010, 2009 and 2008, restricted securities of USD 13 million (EUR 10 million), USD 15 million (EUR 10 million) and USD 21 million (EUR 15 million), respectively, were recorded in investment in securities on the balance sheet.

Long-term Debt by Currency and Contractually Agreed Payments

The main currencies in which Delhaize Group’s long-term (excluding finance leases) debt are denominated are as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
U.S. dollar	1,381	1,281	1,112
Euro	625	665	980
Total	2,006	1,946	2,092

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of USD)	2011	2012	2013	2014	2015	Thereafter	Fair Value
Fixed rates
Notes due 2011	50	—	—	—	—	—	52
Average interest rate	8.13%	—	—	—	—	—	—
Interest due	2	—	—	—	—	—	—
Notes due 2014	—	—	—	300	—	—	331
Average interest rate	—	—	—	5.88%	—	—	—
Interest due	18	18	18	9	—	—	—
Notes due 2017	—	—	—	—	—	450	510
Average interest rate	—	—	—	—	—	6.50%	—
Interest due	29	29	29	29	29	44	—
Notes due 2027	—	—	—	—	—	71	85
Average interest rate	—	—	—	—	—	8.05%	—
Interest due	6	6	6	6	6	65	—
Debentures due 2031	—	—	—	—	—	272	360
Average interest rate	—	—	—	—	—	9.00%	—
Interest due	24	24	24	24	24	379	—
Notes due 2040	—	—	—	—	—	827	787
Average interest rate	—	—	—	—	—	5.70%	—
Interest due	47	47	47	47	47	1,178	—
Senior and other notes	2	—	—	—	—	8	12
Average interest rate	6.58%	—	—	—	—	7.06%	—
Interest due	1	1	1	1	1	—	—
Mortgages payable	—	—	—	—	—	2	3
Average interest rate	—	—	—	—	—	8.25%	—
Interest due	—	—	—	—	—	—	—
Other debt	—	—	1	7	—	6	14
Average interest rate	—	—	13.21%	7.00%	—	4.50%	—
Interest due	1	1	1	—	—	4	—

Floating rates
Term loan 2012	—	113	—	—	—	—	112
Average interest rate	—	0.91%	—	—	—	—	—
Interest due	1	1	—	—	—	—	—
Total cash flows in USD	181	240	127	423	107	3,306	2,266
Total cash flows in USD translated in millions of EUR	135	180	95	317	80	2,474	1,696

(in millions of EUR)	2011	2012	2013	2014	2015	Thereafter	Fair Value
Fixed rates
Bonds due 2013	—	—	80	—	—	—	86
Average interest rate	—	—	5.10%	—	—	—	—
Interest due	4	4	4	—	—	—	—
Bonds due 2014	—	—	—	500	—	—	559
Average interest rate	—	—	—	5.63%	—	—	—
Interest due	28	28	28	28	—	—	—
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	2.00%	—	—	—	—	—	—
Interest due	—	—	—	—	—	—	—
Total cash flows in EUR	33	32	112	528	—	—	646
Total cash flows	168	212	207	845	80	2,474	2,342

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which the Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt (excluding finance leases) is based on the current market quotes for publicly traded debt (multiplying the quoted price with the nominal amount). Fair values of non-public debt are estimated using rates currently available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

	December 31,
(in millions of EUR)	2010	2009	2008
Fair value of long-term debt	2,342	2,158	1,963
Carrying value of long-term debt:
Current	40	42	326
Non-current	1,966	1,904	1,766
Total	2,006	1,946	2,092

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 17 million at December 31, 2010 and 2009 and EUR 4 million at December 31, 2008.

At December 31, 2010, 2009 and 2008, EUR 28 million, EUR 22 million and EUR 17 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group’s credit rating (“rating event”). Further, none of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

Indentures covering the Notes due in 2011 (USD), 2014 (USD and EUR), 2017 (USD), 2027 (USD) and 2040 (USD) and the Debentures due in 2031 (USD) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (USD and EUR), 2017 (USD) and 2040 (USD) Notes also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

The Term Loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The Bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2010, 2009 and 2008, Delhaize Group was in compliance with all covenants for long-term debt, and headroom on financial covenants at December 31, 2010, was above 30% for all ratios.

18.2. Short-term Borrowings

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2010	2009	2008
U.S. Dollar	2	35	—
Euro	14	28	152
Total	16	63	152

The carrying amounts of short-term borrowings approximate their fair values.

U.S. Entities

At December 31, 2010 Food Lion, LLC had a short term construction facility of USD 5 million (EUR 4 million) in place, with maturity June 5, 2011, of which USD 3 million (EUR 2 million) was outstanding.

In December 2009, Delhaize America, LLC entered into an unsecured revolving credit agreement (“The 2009 Credit Agreement”), which provided the entity with a three-year USD 500 million (equal to EUR 374 million at December 31, 2010), unsecured, committed revolving credit facility, including a USD 100 million (EUR 75 million) sub-limit for the issuance of letters of credit, and a USD 35 million (EUR 26 million) sub-limit for swingline loans. The 2009 Credit Agreement was guaranteed by substantially all of Delhaize America’s subsidiaries.

Delhaize America, LLC had no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010, USD 50 million (EUR 35 million) as of December 31, 2009 and no outstanding borrowings as of December 31, 2008.

On April 15, 2011, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement in connection with Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entering into a EUR 600 million, five-year, unsecured revolving credit facility agreement (the “New Facility Agreement”).

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had average daily borrowings of USD 2 million (EUR 2 million) during 2010, USD 3 million (EUR 2 million) during 2009 and USD 25 million (EUR 18 million) during 2008. No credit agreement amounts were used to fund letters of credit during 2010 and 2009 and approximately USD 1 million (EUR 1 million), of the 2005 Credit Agreement was used to fund letters of credit during 2008. In addition to the Credit Agreement, Delhaize America, LLC had approximately USD 20 million (EUR 15 million), USD 37 million (EUR 26 million) and USD 77 million (EUR 55 million) outstanding to fund letters of credit as of December 31, 2010, 2009 and 2008 respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities amounted to USD 45 million (EUR 34 million) at December 31, 2010. As of December 31, 2010, 2009 and 2008, Delhaize America, LLC had no borrowings outstanding under such arrangements.

European and Asian Entities

At December 31, 2010, 2009 and 2008 the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of EUR 490 million (of which EUR 325 million of committed credit facilities), EUR 542 million and EUR 621 million, respectively, under which Delhaize Group can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 14 million in outstanding short-term bank borrowings at December 31, 2010 compared to EUR 28 million in outstanding short-term bank borrowings at December 31, 2009 and EUR 152 million borrowings outstanding at December 31, 2008, respectively, with an average interest rate of 4.83%, 3.83% and 4.37%, respectively. During 2010, the Group’s European and Asian average borrowings were EUR 41 million at a daily average interest rate of 4.56%.

In addition to the Short-term Bank Borrowings, the Group’s European and Asian entities together had approximately EUR 4 million outstanding to fund letters of guarantees as of December 31, 2010 (EUR 3 million at December 31, 2009 and 2008).

Debt Covenants for Short-term Borrowings

The New Facility Agreement, which replaced the 2009 Credit Agreement, and the EUR 325 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios, maximum leverage ratios and maximum equity variation ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2010, 2009 and 2008, Delhaize Group was in compliance with all covenants conditions for Short-term Bank Borrowings, and headroom on financial covenants at December 31, 2010, was above 25% for all ratios.

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

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 40 years with renewal options ranging from 3 to 36 years.

The schedule below provides the future minimum lease payments, which have not been reduced by expected minimum sublease income of EUR 50 million, due over the term of non-cancellable subleases, as of December 31, 2010:

(in millions of EUR)	2011	2012	2013	2014	2015	Thereafter	Total
Finance Leases
Future minimum lease payments	134	122	118	113	110	937	1,534
Less amount representing interest	(77)	(75)	(69)	(63)	(58)	(451)	(793)

Present value of minimum lease payments	57	47	49	50	52	486	741
Of which related to closed store lease obligations	3	3	3	2	3	15	29
Operating Leases
Future minimum lease payments (for non-cancellable leases)	269	233	207	182	157	831	1,879
Of which related to closed store lease obligations	13	11	10	8	7	23	72

The average effective interest rate for finance leases was 12.0%, 11.8% and 11.9% at December 31, 2010, 2009 and 2008, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 5.1% at December 31, 2010 was EUR 994 million (2009: 6.1%, EUR 887 million; 2008: 8.3%, EUR 817 million).

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 295 million, EUR 270 million and EUR 245 million in 2010, 2009 and 2008, respectively, being included predominately in “Selling, general and administrative expenses.” Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2010, 2009 and 2008.

Sublease payments received and recognized into income for 2010, 2009 and 2008 were EUR 22 million, EUR 22 million and EUR 19 million, respectively.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2010. The corresponding lease terms as well as the renewal options generally range from 15 to 25 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately EUR 208 million.

Provisions for EUR 44 million, EUR 53 million and EUR 51 million at December 31, 2010, 2009 and 2008, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor - Finance and Operating Expected Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, retail units in Delhaize Group shopping centers or within a Delhaize Group store. Currently the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other Operating Income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2010 can be summarized as follows:

(in millions of EUR)	2011	2012	2013	2014	2015	Thereafter	Total
Future minimum lease payments to be received	38	33	26	13	3	15	128
Of which related to sub-lease agreements	16	13	8	3	2	8	50

The total amount of EUR 128 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed Store Provision” (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

18.4. Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, and cash and cash equivalents.

		December 31,
(in millions of EUR)	Note	2010	2009	2008
Non-current financial debt	18.1, 18.3	2,650	2,547	2,409
Current financial liabilities	18.1, 18.2, 18.3	113	149	522
Derivative liabilities	19	16	40	—
Derivative assets	19	(66)	(96)	(58)
Investments in securities - non current	11	(125)	(126)	(123)
Investments in securities - current	11	(43)	(12)	(28)
Cash and cash equivalents	15	(758)	(439)	(320)
Net debt		1,787	2,063	2,402
Net debt to equity ratio		35.3%	46.8%	57.3%

The following table summarizes the movement of net debt during 2010:

(in millions of EUR)	Note
Net debt at January 1, 2010		2,063
Free cash flow		(665)
Exercise of stock options and warrants		(32)
Purchase of treasury shares		26
Purchase of non-controlling interests		47
Dividends paid	17	162
Net debt after cash movements		1,601
Non-cash movements		122
Currency translation effect on assets and liabilities		64
Net debt at December 31, 2010		1,787

Free cash flow is defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities and can be summarized as follows:

(in millions of EUR)	2010
Net cash provided by operating activities	1,317
Net cash used in investing activities	(665)
Investment in debt securities (net)	13
Free cash flow	665

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

•

Derivative interest rate contracts: the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.

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

Derivative instruments are mandatorily classified as “held for trading” and carried at fair value, being the amount for which a resulting asset could be exchanged or a liability settled:

	December 31,
(in millions of EUR)	2010		2009		2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	61	—	61	—	39	—
Cross currency swaps	5	16	35	40	18	—
Foreign exchange forward contracts	—	—	—	—	1	—
Total	66	16	96	40	58	—

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculative / trading, but rather for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2010:

(in millions of EUR)	1 - 3 months		4 - 12 months		2012 - 2013		2014
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	—	—	29	—	58	—	29
Outflows	—	(2)	—	(7)	—	(20)	—	(5)
Cross-currency interest rate swaps being part of a cash flow hedge relationship
Inflows	—	7	—	7	—	27	225	7
Outflows	—	(15)	—	—	—	(30)	(228)	(15)
Cross-currency interest rate swaps without a hedging relationship
Inflows	26	4	119	9	—	20	500	5
Outflows	(26)	(3)	(116)	(7)	—	(13)	(502)	(3)
Total Cash Flows	—	(9)	3	31	—	42	(5)	18

Interest Rate Swaps

Fair value hedge:

In 2007 Delhaize Group issued EUR 500 million Senior Notes with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1).

In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3m floating rate for the 7 year term. The maturity dates of interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as fair value hedges. The aim of the hedge is to transform the fixed rate Notes into variable interest debt (“hedged risk”). Credit risks are not part of the hedging relationship. The effectiveness is tested using statistical methods in the form of a regression analysis.

Changes in fair values were recorded in the income statement as finance costs as follows (see Note 29.1):

	December 31,
(in millions of EUR)	Note	2010	2009	2008
Losses (gains) on
Interest rate swaps	29.1	3	(8)	(31)
Related debt instruments	29.1	(3)	8	31
Total		—	—	—

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

Cash flow hedge:

Delhaize Group issued in 2009 a USD 300 million Bond with a 5.875% fixed interest rate and a 5 year term (“hedged item”), exposing Delhaize Group to currency risk on USD cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a EURO fixed rate liability with a 5 year term (“hedging instrument”). The maturity dates, the USD interest rate, the interest payment dates, and the USD flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as cash flow hedges. Delhaize Group tests effectiveness by comparing the movements in cash flows of the hedged item with those of a “hypothetical derivative” representing the “perfect hedge.” The terms of the hedging instrument and the hypothetical derivative are the same, with the exception of counterparty credit risk, which is closely monitored by the Group. During 2010, the Group recognized fair value gains of the hedging instrument of EUR 23 million in the “Cash flow hedge reserve,” representing the effective portion of the hedging relationship. Thereof, EUR 15 million have been recycled to profit or loss (“Finance costs,” see Note 29.1) in order to offset foreign currency losses recognized in the income statement relating to the hedged risk. At December 31, 2010, net of taxes, being EUR 3 million, a total gain of EUR 5 million (2009: loss of EUR 6 million) has been recognized in the “Cash flow hedge reserve” (see Note 16).

Economic hedges:

During the year, Delhaize Group entered into other currency swap contracts, but none are designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

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

In addition, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2010. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement, except - as explained above - for the USD 300 million Senior Notes, which are designated as cash flow hedges:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2010 (EUR)	Fair Value Dec. 31, 2009 (EUR)	Fair Value Dec. 31, 2008 (EUR)
2010	2011	EUR 53	6m EURIBOR +3.33%	USD 75	6m LIBOR +3.40%	3	—	—
2010	2011	EUR 26	12m EURIBOR +5.02%	USD 35	12m LIBOR +4.94%	1	—	—
2010	2011	EUR 63	6m EURIBOR +2.97%	USD 85	6m LIBOR +3.55%	—	—	—
2009	2010	EUR 20	12m EURIBOR +4.99%	USD 25	12m LIBOR +4.94%	—	(2)	—
2009	2014	EUR 228	6.63%	USD 300	5.875%	(13)	(38)	—
2008	2009	EUR 7	12m EURIBOR +1.31%	USD 10	12m LIBOR +1.34%	—	—	—
2007	2014	USD 670	3m LIBOR +0.98%	EUR 500	3m EURIBOR +0.94%	(2)	35	18

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

At December 31, 2010, Delhaize Group held no foreign exchange forward contracts. At the end of 2009, the Group had signed a foreign exchange forward contract to purchase in 2010 USD 11 million in exchange for EUR 7 million to offset intercompany foreign currency exchange exposure.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from investments,” depending on the underlying transaction.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., EUR 66 million at December 31, 2010). See Note 12 in connection with collateral posted on derivative financial liabilities.

20. Provisions

		December 31,
(in millions of EUR)	Note	2010	2009	2008
Closed stores:	20.1
Non-current		36	44	40
Current		8	10	11
Self-insurance:	20.2
Non-current		82	75	90
Current		39	33	32
Pension benefit and other post-employment benefits:	21
Non-current		80	81	74
Current		2	2	—
Other:	20.3
Non-current		35	28	22
Current		3	7	6
Total provisions
Non-current		233	228	226
Current		52	52	49

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

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the United States, with remaining lease terms ranging from one to 18 years. The average remaining lease term for closed stores was 5.2 years at December 31, 2010. During 2010, 2009 and 2008, only minor amounts relate to termination benefits.

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2010	2009	2008
Closed store provision at January 1	54	51	51
Additions:
Store closings - lease obligations	1	10	6
Store closings - other exit costs	—	2	2
Update of estimates	1	5	1
Interest expense (unwinding of discount)	4	4	4
Utilization:
Lease payments made	(14)	(14)	(11)
Lease terminations	(5)	(1)	(3)
Payments made for other exit costs	(2)	—	(2)
Transfer to other accounts	—	(1)	—
Currency translation effect	5	(2)	3
Closed store provision at December 31	44	54	51

During 2010, 2009 and 2008, Delhaize Group recorded additions to the closed store provision of EUR 1 million, EUR 12 million and EUR 8 million respectively, primarily related to 7, 32 and 19 store closings, respectively, made in the ordinary course of business.

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2008	168
Store closings added	19
Stores sold/lease terminated	(38)
Balance at December 31, 2008	149
Store closings added	32
Stores sold/lease terminated	(35)
Balance at December 31, 2009	146
Store closings added	7
Stores sold/lease terminated	(49)
Balance at December 31, 2010	104

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	Note	2010	2009	2008
Other operating expenses	28	2	17	9
Interest expense included in “Finance costs”	29.1	4	4	3
Results from discontinued operations	5.3	—	—	1
Total		6	21	13

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

The maximum retentions, including defense costs per occurrence, are:

•	USD 1.0 million per accident for workers’ compensation;

•	USD 3.0 million per occurrence for general liability,

•	USD 3.0 million per accident for vehicle accident, and

•	USD 5.0 million per occurrence for pharmacy claims.

Our property insurance in the United States includes self-insured retentions per occurrence of USD 10 million for named windstorms, USD 5 million for Zone A flood losses and USD 2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision can be summarized as follows:

(in millions of EUR)	2010	2009	2008
Self-insurance provision at January 1	108	122	111
Expense charged to earnings	179	158	153
Claims paid	(174)	(169)	(148)
Currency translation effect	8	(3)	6
Self-insurance provision at December 31	121	108	122

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated.

20.3. Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions can be summarized as follows:

(in millions of EUR)	2010	2009	2008
Other provisions at January 1	35	28	23
Expense charged to profit and loss	9	8	1
Payments made	(4)	(5)	(3)
Transfer (to) from other accounts	(3)	4	8
Transfer to liabilities associated with assets held for sale	—	—	(2)
Currency translation effect	1	—	1
Other provisions at December 31	38	35	28

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

Defined Contribution Plans

•

In Belgium, Delhaize Group adopted for substantially all of its employees a defined contribution plan, under which the employer and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the personal contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. Since July 2010, the Group also operates an additional defined contribution plan, without personal contribution, for a limited number of people, who decided to change pension plans (see below “Defined Benefit Plans”). The expenses related to these plans were EUR 6 million in 2010 and EUR 4 million and EUR 3 million in 2009 and 2008, respectively.

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

The expenses related to these US defined contribution retirement plans were EUR 37 million, EUR 38 million and EUR 41 million in 2010, 2009 and 2008, respectively.

•

In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

•

In Belgium, Delhaize Group has a defined benefit pension plan covering approximately 4% of its employees. The plan is subject to legal funding requirements and is funded by contributions from plan participants and Delhaize Belgium. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement. An insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

•

During 2010, Delhaize Group offered its employees who participate in the defined benefit plan on a going forward basis the opportunity to subscribe to a new defined contribution plan, instead of continuing earning benefits under the defined benefit pension plan. Approximately 40% of the employees accepted the offer, reducing the number of people covered by the plan for future service from 6% to the above mentioned 4%. Under Belgian legislation, employees that decided to change to the new defined contribution plan for future service, remain entitled to retirement benefits under the old defined benefit plan for past service. Due to the plan amendment, a negative past service cost related to death-in-service benefits of EUR 3 million was recognized.

•

In the US, Delhaize Group maintains a non-contributory funded defined benefit pension plan covering approximately 60% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reductions in future contributions. The plan traditionally invests mainly in equity securities and is, therefore, exposed to stock market movements.

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

Defined Benefit Plans

(in millions of EUR)	2010			2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	136	121	257	111	106	217	104	110	214
Current service cost	9	5	14	8	4	12	7	4	11
Interest cost	8	6	14	7	6	13	6	6	12
Plan participants’ contributions	2	2	4	—	2	2	—	2	2
Amendments	(1)	(3)	(4)	—	—	—	—	—	—
Actuarial (gain)/loss	4	—	4	11	6	17	2	(2)	—
Benefits paid	(12)	(17)	(29)	(6)	(4)	(10)	(6)	(15)	(21)
Business combinations / divestures/ transfers	4	—	4	10	—	10	—	—	—
Plan curtailments	—	—	—	—	—	—	(8)	—	(8)
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	11	—	11	(5)	—	(5)	6	—	6

Benefit obligation at December 31	161	115	276	136	121	257	111	106	217
Change in plan assets:
Fair value of plans assets at January 1	99	78	177	79	69	148	82	71	153
Expected return on plan assets	8	3	11	6	3	9	6	4	10
Actuarial gain/(loss) on plan assets	5	1	6	9	(1)	8	(28)	(1)	(29)
Employer contributions	13	7	20	14	9	23	21	8	29
Plan participants’ contributions	2	2	4	—	2	2	—	2	2
Benefits paid	(12)	(17)	(29)	(6)	(4)	(10)	(6)	(15)	(21)
Currency translation effect	8	—	8	(3)	—	(3)	4	—	4

Fair value of plans assets at December 31	123	74	197	99	78	177	79	69	148
Actual return on plan assets	13	4	17	15	2	17	(22)	3	(19)
Amounts recognized in the balance sheet:
Present value of funded obligation	131	92	223	113	101	214	101	87	188
Fair Value of plan assets	(123)	(74)	(197)	(99)	(78)	(177)	(79)	(69)	(148)

Deficit for funded plans	8	18	26	14	23	37	22	18	40
Present value of unfunded obligations	30	23	53	23	20	43	10	19	29
Net liability	38	41	79	37	43	80	32	37	69
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.00%	4.54%		5.54%	4.66%		6.01%	5.55%
Rate of compensation increase	4.25%	3.20%		4.74%	3.29%		4.67%	3.38%
Rate of price inflation	3.03%	2.00%		3.50%	2.00%		3.50%	2.09%

(in millions of EUR)	2010			2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Component of pension cost:
Amounts recognized in the income statement:
Current service cost	9	5	14	8	4	12	7	4	11
Interest cost	8	6	14	7	6	13	6	6	12
Expected return on plan assets	(8)	(3)	(11)	(6)	(3)	(9)	(6)	(4)	(10)
Amortization of past service cost	(1)	(3)	(4)	—	—	—	1	—	1
Curtailment gain recognized	—	—	—	—	—	—	(8)	—	(8)
Settlement loss recognized	—	1	1	—	1	1	—	1	1
Total pension cost recognized in the income statement	8	6	14	9	8	17	—	7	7
Amounts recognized in OCI:
Actuarial (gains)/losses immediately recognized	(1)	(1)	(2)	2	7	9	30	(1)	29
Effect of changes in exchange rates	3	—	3	1	—	1	—	—	—

(in millions of EUR)	2010			2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Cumulative amount of actuarial gains and losses recognized	33	11	44	31	12	43	28	5	33
Weighted average assumptions used to determine pension cost:
Discount rate	5.54%	4.66%		6.01%	5.55%		6.00%	5.32%
Expected long-term rate of return on plan assets during year	7.75%	4.00%		7.75%	4.40%		7.75%	4.90%
Rate of compensation increase	4.74%	3.29%		4.67%	3.38%		4.76%	3.37%
Rate of price inflation	3.50%	2.00%		3.50%	2.09%		3.50%	2.08%

(in millions of EUR)	2010			2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	161	115	276	136	121	257	111	106	217
Plan Assets	123	74	197	99	78	177	79	69	148
Deficit	38	41	79	37	43	80	32	37	69
Experience (gains) and losses:
Related to plan assets	(5)	(1)	(6)	(9)	1	(8)	28	1	29
Percentage of plan assets	-3.89%	-1.02%	-3.05%	-9.15%	0.93%	-4.52%	35.61%	0.87%	19.38%
Related to plan liabilities	2	(2)	—	—	1	1	2	1	3
Percentage of plan liabilities	1.14%	-1.96%	0.00%	-0.04%	0.49%	0.39%	1.83%	1.13%	1.51%

(in millions of EUR)	2007			2006
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	104	110	214	109	116	225
Plan Assets	82	71	153	85	65	150
Deficit	21	39	60	24	51	75
Experience (gains) and losses:
Related to plan assets	1	—	1	(4)	1	(3)
Percentage of plan assets	0.30%	-0.14%	0.13%	-5.10%	0.44%	-2.73%
Related to plan liabilities	1	—	1	(3)	1	(2)
Percentage of plan liabilities	0.63%	0.09%	0.37%	-2.48%	0.84%	-0.76%

(in millions of EUR)	2010			2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	37	43	80	32	37	69	21	39	60
Pension expense recognized in the income statement in the year	8	6	14	9	8	17	—	7	7
Amounts recognized in OCI	(1)	(1)	(2)	2	7	9	30	(1)	29
Employer contributions made in the year	(12)	(5)	(17)	(14)	(8)	(22)	(21)	(7)	(28)
Benefits paid directly by company in the year	(1)	(2)	(3)	—	(1)	(1)	—	(1)	(1)
Business combinations / divestures / transfers	4	—	4	10	—	10	—	—	—
Currency translation effect	3	—	3	(2)	—	(2)	2	—	2
Balance sheet liability at December 31	38	41	79	37	43	80	32	37	69

The asset portfolio of Delhaize Belgium’s defined benefit pension plan is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

	December 31,
	2010	2009	2008
Equities	5%	11%	11%
Debt	91%	73%	69%
Real estate	0%	2%	3%
Other assets (e.g., cash equivalents)	4%	14%	17%

In 2011, Delhaize Belgium expects to contribute EUR 4 million to the defined benefit pension plan.

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

The Hannaford plan asset allocation was as follows:

	December 31,
	2010	2009	2008
Equities	66%	63%	47%
Debt	32%	29%	30%
Other assets (e.g., cash equivalents)	2%	8%	23%

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2011, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 7 million).

Total defined benefit expenses in profit or loss equal EUR 14 million, EUR 17 million and EUR 7 million for 2010, 2009 and 2008 respectively and can be summarized as follows:

(in millions of EUR)	2010	2009	2008
Cost of sales	2	2	1
Selling, general and administrative expenses	12	15	6
Total defined benefit expense recognized in profit or loss	14	17	7

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

The total benefit obligation as of December 31, 2010 was EUR 3 million (2009: EUR 2 million, 2008: EUR 4 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was EUR 3 million, EUR 3 million and EUR 5 million for 2010, 2009 and 2008, respectively. The cumulative amount of actuarial losses recognized in OCI were EUR 2 million as of December 31, 2008. During 2009, the Group recognized actuarial gains of approximately EUR 2 million, bringing the total amount of accumulated actuarial gains and losses to approximately zero, at which level they remained in 2010.

The assumptions applied in determining benefit obligation and cost, are summarized in the table below:

	December 31,
	2010	2009	2008
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	4.77%	5.38%	5.80%
Current health care cost trend	9.00%	9.25%	9.77%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2016	2015
Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	5.38%	5.80%	6.00%
Current health care cost trend	9.25%	9.77%	8.55%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2016	2015	2012

A change by 100 basis points in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3. Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

•

Under a warrant plan the exercise by the associate of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In cases when the capital increase occurs after year-end for warrants exercised before year-end, which usually concern a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If considered dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.

•	Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

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

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group share price on the date of the grant (US plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-US plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were EUR 16 million, EUR 20 million, EUR 21 million in 2010, 2009 and 2008, respectively.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a “performance cash” plan. As a consequence, since 2009, only Vice Presidents and above are granted stock options.

25% of the options granted to associates of non-U.S. operating companies vest immediately and the remaining options vest after a service period of approximately 3 1/2 years. Options expire seven years from the grant date.

An exceptional three-year extension was offered in 2003 for options granted under the 2001 and 2002 grant years. Further, in 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the choice to extend the exercise period from 7 to 10 years. Delhaize Group accounted for that change as a modification of the plan and recognizes the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, over the remaining vesting period.

Delhaize Group stock options granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2010	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2010 grant under the 2007 Stock option plan	June 2010	198,977	198,977	EUR 66.29	80	Jan. 1, 2014- June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230,876	230,609	EUR 50.03	73	Jan. 1, 2013- June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237,291	235,485	EUR 49.25	318	Jan. 1, 2012- May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185,474	182,139	EUR 71.84	619	Jan. 1, 2011- June 7, 2017(1)
2006 Stock option plan	June 2006	216,266	149,882	EUR 49.55	601	Jan. 1, 2010- June 8, 2013
2005 Stock option plan	June 2005	181,226	98,797	EUR 48.11	568	Jan. 1, 2009- June 14, 2012
2004 Stock option plan	June 2004	237,906	59,091	EUR 38.74	561	Jan. 1, 2008- June 20, 2011
2002 Stock option plan	June 2002	158,300	74,000	EUR 54.30	425	Jan. 1, 2006- June 5, 2012(1)
2001 Stock option plan	June 2001	134,900	100,000	EUR 64.16	491	Jan. 1, 2005- June 4, 2011(1)

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

Activity associated with non-U.S. stock option plans is as follows:

2008	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,134,430	52.99
Granted	237,291	49.25
Exercised	(27,767)	37.75
Forfeited	(8,587)	51.30
Expired	(2,400)	64.16
Outstanding at end of year	1,332,967	52.63
Options exercisable at end of year	700,312	49.66

2009	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,332,967	52.63
Granted	230,876	50.03
Exercised	(81,286)	37.35
Forfeited	(5,566)	56.59
Expired	(95,200)	62.85
Outstanding at end of year	1,381,791	52.37
Options exercisable at end of year	732,370	49.26

2010	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1,381,791	52.37
Granted	198,977	66.29
Exercised	(244,176)	44.47
Forfeited	(7,362)	51.82
Expired	(250)	25.81
Outstanding at end of year	1,328,980	55.92
Options exercisable at end of year	663,909	57.22

The weighted average remaining contractual term for the share options outstanding as at December 31, 2010 is 4.09 (2009: 4.23; 2008: 3.96). The weighted average share price for options exercised during 2010 amounts to EUR 60.50 (2009: EUR 50.23; 2008: EUR 52.34).

The following table summarizes options outstanding and options exercisable as of December 31, 2010, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 38.74 - EUR 49.55	543,255	2.90	47.98
EUR 50.03 - EUR 54.30	304,609	4.47	51.07
EUR 64.16 - EUR 71.84	481,116	5.19	67.95

EUR 38.74 - EUR 71.84	1,328,980	4.09	55.92

Options exercisable at the end of 2010 had a weighted average remaining contractual term of 2.80 years (2009: 2.36; 2008: 2.61).

The weighted average fair values of options granted are EUR 9.73, EUR 10.99 and EUR 7.38 per option for the years 2010, 2009 and 2008, respectively, and were estimated on the date of grant using the following assumptions:

	2010	2009	2008
Share price (in EUR)	60.55	49.41	40.97
Expected dividend yield (%)	2.5	2.5	2.5
Expected volatility (%)	26.6	28.5	27.1
Risk-free interest rate (%)	1.5	2.8	4.3
Expected term (years)	5.0	5.0	5.0

U.S. Operating Entities Stock Options and Warrants Plans

Since 2009, Delhaize Group also limited in its U.S. operating entities the number of associates that are entitled to future grants to Vice Presidents and above.

Warrants granted under the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2010, there were options outstanding to acquire 22,821 ADRs under the “Delhaize America 2000 Stock Incentive Plan,” relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans are as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2010	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	June 2010	232,992	231,128	USD 78.33	74	Exercisable until 2020
	June 2009	301,882	271,283	USD 70.27	88	Exercisable until 2019
	May 2008	528,542	400,890	USD 74.76	237	Exercisable until 2018
	June 2007	1,165,108	982,933	USD 96.30	3,238	Exercisable until 2017
	June 2006	1,324,347	536,659	USD 63.04	2,983	Exercisable until 2016
	May 2005	1,100,639	298,989	USD 60.76	2,862	Exercisable until 2015
	May 2004	1,517,988	230,406	USD 46.40	5,449	Exercisable until 2014
	May 2003	2,132,043	145,125	USD 28.91	5,301	Exercisable until 2013
	May 2002	3,853,578	192,892	USD 13.40 - USD 76.87	5,328	Exercisable until 2012
Delhaize America 2000 Stock Incentive Plan - Options(1)	Various	705,089	22,821	USD 46.40 - USD 85.88	4,514	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the “Delhaize Group 2002 Stock Incentive Plan” and the “Delhaize America 2000 Stock Incentive Plan” is as follows:

2008	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4,000,042	66.22
Granted	531,393	74.76
Exercised	(319,280)	47.97
Forfeited/expired	(196,347)	73.72
Outstanding at end of year	4,015,808	68.45
Options exercisable at end of year	2,118,973	60.11

2009	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4,015,808	68.45
Granted	302,485	70.27
Exercised	(486,774)	56.48
Forfeited/expired	(128,252)	76.24
Outstanding at end of year	3,703,267	69.90
Options exercisable at end of year	2,320,066	65.86

2010	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	3,703,267	69.90
Granted	234,316	78.33
Exercised*	(530,525)	56.87
Forfeited/expired	(93,932)	79.35
Outstanding at end of year	3,313,126	72.31
Options exercisable at end of year	2,314,195	71.77

*	Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 30,194 at December 31, 2010.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2010 is 5.52 (2009: 6.18; 2008: 6.67). The weighted average share price for options exercised during 2010 amounts to USD 79.22 (2009: USD 72.21; 2008: USD 76.14).

The following table summarizes options and warrants outstanding as of December 31, 2010, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 28.91 - USD 51.12	587,203	2.26	43.39
USD 60.76 - USD 74.76	1,510,088	5.84	67.01
USD 77.92 - USD 96.30	1,215,835	6.68	92.86

USD 28.91 - USD 96.30	3,313,126	5.52	72.31

Options exercisable at the end of 2010 had a weighted average remaining contractual term of 4.90 years (2009: 5.40; 2008: 5.49).

The weighted average fair values of options granted were USD 13.03, USD 12.88 and USD 14.35 per option for the years 2010, 2009 and 2008, respectively and were estimated using the following weighted average assumptions:

	2010	2009	2008
Share price (in USD)	78.33	70.27	74.76
Expected dividend yield (%)	2.5	2.6	2.4
Expected volatility (%)	25.2	26.3	25.7
Risk-free interest rate (%)	1.6	2.3	3.2
Expected term (years)	4.0	4.0	3.9

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards follow a graded vesting plan over a five-year period, with a first 25% tranche of Restricted Stock Units to be transferred to associates starting at the end of the second year after the award has been granted. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of Restricted Stock Units that have vested, free of any restriction.

In May 2002, Delhaize America, LLC ceased granting restricted stock awards under the “2000 Stock Incentive Plan” and began granting restricted stock unit awards under the “2002 Restricted Stock Unit Plan.”

Restricted stock unit awards granted to associates of U.S. operating companies under the “Delhaize America 2002 Restricted Stock Unit Plan” are as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2010	Number of Beneficiaries (at the moment of issuance)
June 2010	123,917	120,270	243
June 2009	150,073	127,821	245
May 2008	466,503	287,661	3,421
June 2007	102,512	35,636	222
June 2006	155,305	25,723	217

Activity related to the restricted stock plans is as follows:

2008	Shares
Outstanding at beginning of year	468,941
Granted	466,503
Released from restriction	(174,000)
Forfeited/expired	(58,334)
Outstanding at end of year	703,110

2009	Shares
Outstanding at beginning of year	703,110
Granted	150,073
Released from restriction	(117,756)
Forfeited/expired	(19,077)
Outstanding at end of year	716,350

2010	Shares
Outstanding at beginning of year	716,350
Granted	123,917
Released from restriction	(221,141)
Forfeited/expired	(22,015)
Outstanding at end of year	597,111

The weighted average fair value at date of grant for restricted stock unit awards granted during 2010, 2009 and 2008 was USD 78.33, USD 70.27, USD 74.74 based on the share price at the grant date, respectively.

22. Income Taxes

The major components of income tax expense for the years ending December 31, 2010, 2009 and 2008 are:

Income tax expense (in millions of EUR)	2010	2009	2008
Continuing operations
Current tax(1)	17	231	195
Taxes related to prior years recorded in the current year(2)	(2)	(4)	(14)
Utilization of previously unrecognized tax losses and tax credits	—	(8)	—
Deferred tax(1)	226	12	38
Deferred taxes related to prior years recorded in the current year	3	2	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(5)	—
Recognition of valuation allowance on previously recorded deferred tax assets	2	—	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(1)	—	(2)
Total income tax expense from continuing operations	245	228	217
Total income tax expense from discontinued operations	—	—	—
Total income tax expense from continuing and discontinued operations	245	228	217

(1)

In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(2)	In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

Profit before taxes can be reconciled with net profit as follows:

Profit before taxes (in millions of EUR)	2010	2009	2008
Continuing operations	821	740	702
Discontinued operations	(1)	8	(6)
Total profit before taxes	820	748	696
Continuing and discontinued operations
Current tax(1)	17	231	195
Taxes related to prior years recorded in the current year(2)	(2)	(4)	(14)
Utilization of previously unrecognized tax losses and tax credits	—	(8)	—
Deferred tax(1)	226	12	38
Deferred taxes related to prior years recorded in the current year	3	2	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—	(5)	—
Recognition of valuation allowance on previously recorded deferred tax assets	2	—	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(1)	—	(2)
Total income tax expense from continuing and discontinued operations	245	228	217
Net profit	575	520	479

(1)

In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(2)	In 2008, taxes related to prior years recorded in the current year primarily resulted from the positive resolution of federal tax matters in the U.S.

The following is a reconciliation of Delhaize Group’s Belgian statutory income tax rate to the Group’s effective income tax rate:

	2010	2009	2008
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Different statutory tax rates in jurisdictions outside Belgium(1)	1.0	2.0	2.5
Non taxable income	(0.8)	(0.1)	(0.1)
Non deductible expenses	1.0	1.4	1.4
Deductions from taxable income(2)	(5.9)	(4.7)	(4.4)
Unrecognized deferred tax assets	0.3	(1.7)	—
Adjustment on prior years(3)	(0.5)	(0.8)	(1.9)
Changes in tax rate or the imposition of new taxes(4)	0.5	0.6	(0.2)
Other	0.2	(0.3)	(0.1)
Effective tax rate	29.8%	30.4%	31.2%

(1)

Primarily due to United States federal and state income tax rates applied to the income of Delhaize America. In 2010, approximately 61% (2009: 73%, 2008 : 78%) of Delhaize Group’s consolidated profit before tax was attributable to Delhaize Group’s U.S. operations, which had a statutory tax rate of 37.8% (2009: 38.4%, 2008: 38.5%).

(2)	Deductions from taxable income mainly relate to notional interest deduction in Belgium.
(3)	Primarily includes the impact of positive resolutions of tax matters.
(4)	In 2010 and 2009 it primarily relates to the impact of the one-time tax levy in Greece.

The aggregated amount of current and deferred tax charged or (credited) directly to equity is as follows:

(in millions of EUR)	2010	2009	2008
Current tax	(1)	(1)	(2)
Deferred tax	3	(7)	(5)
Total tax credited directly to equity	2	(8)	(7)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint-venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which Delhaize Group has not recognized income taxes was approximately EUR 3.6 billion at December 31, 2010, EUR 2.7 billion at December 31, 2009 and EUR 2.3 billion at December 31, 2008.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet are as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
Deferred tax liabilities	543	227	215
Deferred tax assets	95	23	8
Net deferred tax liabilities	448	204	207

The changes in the overall net deferred tax liabilities can be detailed as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2008	276	(16)	(57)	(21)	(17)		165
Charge (credit) to equity for the year	—	—	—	(10)	5		(5)
Charge (credit) to profit or loss for the year	40	—	(7)	9	(4)		38
Effect of change in tax rates	(2)	—	—	—	—		(2)
Acquisition	1	—	(1)	—	1		1
Transfers to/from other accounts	(2)	2	(1)	—	1		—
Currency translation effect	15	(1)	(3)	(1)	—		10
Net deferred tax liabilities at December 31, 2008	328	(15)	(69)	(23)	(14)		207
Charge (credit) to equity for the year	—	—	—	(3)	(4	)(1)	(7)
Charge (credit) to profit or loss for the year	24	(1)	(2)	(1)	(11)		9
Effect of change in tax rates	1	—	—	—	(1)		—
Acquisition	1	—	—	—	—		1
Transfers to/from other accounts	—	—	—	1	(1)		—
Currency translation effect	(10)	1	2	1	—		(6)
Net deferred tax liabilities at December 31, 2009	344	(15)	(69)	(25)	(31)		204
Charge (credit) to equity for the year	—	—	—	—	3	(1)	3
Charge (credit) to profit or loss for the year	201 (2)	3	(3)	(2)	32		231
Effect of change in tax rates	1	—	—	—	(2)		(1)
Acquisition	—	—	—	—	(1)		(1)
Transfers to/from other accounts	14	(4)	—	(6)	(4)		—
Currency translation effect	20	(1)	(5)	—	(2)		12
Net deferred tax liabilities at December 31, 2010	580	(17)	(77)	(33)	(5)		448

(1)

In 2010, consists of EUR 3 million in relation to the cash flow hedge reserve. In 2009, consisted of EUR (3) million in relation to the cash flow hedge reserve and EUR (1) million relating to unrealized gains or losses on financial assets available for sale. Both are detailed in the “Statement of Comprehensive Income.”

(2)	Primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

At December 31, 2010, Delhaize Group has not recognized deferred tax assets of EUR 45 million, of which:

•	EUR 31 million relate to U.S. tax loss carry-forwards of EUR 629 million (mainly at a 4.4 % U.S. State effective tax rate), which if unused would expire at various dates between 2011 and 2030,

•	EUR 12 million relate to tax loss carry-forwards of EUR 47 million in Europe, which if unused would expire at various dates between 2011 and 2013,

•	EUR 2 million relate to tax loss carry-forwards of EUR 6 million in Europe which can be utilized without any time limitation.

The unused tax losses, unused tax credits and deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group has recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2010, the recognized deferred tax assets relating to unused tax losses and unused tax credits amount to EUR 94 million.

23. Accrued Expenses

	December 31,
(in millions of EUR)	2010	2009	2008
Accrued payroll and short-term benefits	299	302	286
Accrued interest	37	37	40
Other	57	58	52
Total accrued expenses	393	397	378

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of EUR)	Note	2010	2009	2008
Product cost, net of vendor allowances and cash discounts	25	14,905	14,255	13,665
Employee benefit expenses	26	2,839	2,752	2,607
Supplies, services and utilities purchased		761	765	761
Depreciation and amortization	7, 8, 9	575	515	474
Operating lease expenses	18.3	295	270	245
Bad debt allowance expense	14	6	20	15
Other expenses(1)		510	428	399
Total expenses by nature		19,891	19,005	18,166
Cost of Sales	25	15,497	14,813	14,204
Selling, general and administrative expenses		4,394	4,192	3,962
Total expenses by function		19,891	19,005	18,166

(1)

Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses.”

25. Cost of Sales

(in millions of EUR)	2010	2009	2008
Product cost, net of vendor allowances and cash discounts	14,905	14,255	13,665
Purchasing, distribution and transportation costs	592	558	539
Total	15,497	14,813	14,204

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, described in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (EUR 9 million, EUR 5 million and EUR 4 million in 2010, 2009 and 2008, respectively).

26. Employee Benefit Expense

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2010	2009	2008
Wages, salaries and short-term benefits including social security		2,766	2,672	2,529
Share option expense	21.3	16	20	21
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	57	60	57
Total		2,839	2,752	2,607

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2010	2009	2008
Cost of sales	354	336	317
Selling, general and administrative expenses	2,485	2,416	2,290

Employee benefits for continuing operations	2,839	2,752	2,607
Results from discontinued operations	—	2	3
Total	2,839	2,754	2,610

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2010	2009	2008
Rental income	33	30	28
Income from waste recycling activities	23	11	18
Services rendered to suppliers	9	11	14
Gains on sale of property, plant and equipment	4	5	12
Sale of business	—	1	4
Other	16	20	20
Total	85	78	96

The “Sale of business” line represents mainly various sales transactions of Cash Fresh stores in Belgium to independent owners in 2009 and 2008. “Other” primarily includes in-store advertising, litigation settlement income, but also income from government grants and services rendered to wholesale customers.

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating supermarkets.

(in millions of EUR)	2010	2009	2008
Store closing and restructuring expenses	(2)	36	17
Impairment	14	22	20
Losses on sale of property, plant and equipment	3	9	8
Other	5	2	5
Total	20	69	50

As a result of the periodic update and revision of the estimates and assumptions underlying the amounts recognized as provisions for store closing and for the US organizational restructuring, Delhaize Group recognized in 2010 a total income from changes in estimates of EUR 3 million, which, together with incurred store closing expenses of EUR 1 million (see Note 20.1), resulted in a net gain of EUR 2 million. The reversals are mainly in connection with the restructuring expenses incurred during 2009.

The 2009 store closing and restructuring expenses mainly represent charges in connection with (i) the US organizational restructuring (EUR 19 million) and store closings, being a result of an operational review (EUR 10 million at Food Lion), both set in motion in December 2009 and (ii) the effect of updating the estimates used for existing store closing provisions (EUR 4 million). The 2008 store closing and restructuring expenses relate mainly to the closing of five “Plus Hellas” stores in Greece and the closure of seven Sweetbay stores in the U.S.

The 2010 impairment charges resulted from the periodic impairment review of underperforming stores for EUR 12 million and investment property for EUR 2 million, mainly located in the US. The 2009 impairment losses mainly represent charges relating to (i) the US organizational restructuring (EUR 2 million), (ii) impairment charges recognized on closed stores in the US (EUR 9 million), (iii) early retirement of various software solutions (EUR 5 million) and (iv) impairment losses mainly recorded for other underperforming stores across the Group in order to align recoverable amount and carrying value (EUR 6 million). In 2008, the impairment losses represented mainly the adjustment of the carrying value of 26 Sweetbay stores.

“Other” primarily consists of hurricane and other natural disasters related expenses.

29. Financial Result

29.1. Finance Costs

(in millions of EUR)	Note	2010	2009	2008
Interest on current and long-term borrowings		117	120	130
Amortization of debt discounts (premiums) and financing costs		4	4	6
Interest on obligations under finance leases		81	76	73
Interest charged to closed store provisions (unwinding of discount)	20.1	4	4	3
Total interest expenses		206	204	212
Foreign currency losses (gains) on USD 300 million debt covered by cash flow hedge	30	16	(20)	—
Reclassification of fair value losses (gains) from OCI on cash flow hedge		(15)	22	—
Total USD 300 million debt instrument hedge impact	19	1	2	—
Foreign currency losses (gains) on EUR 500 million debt instruments	30	(39)	18	(27)
Fair value (gains) losses on cross currency interest rate swap on debt instrument		39	(19)	29
Fair value losses (gains) on debt instruments – fair value hedge		(3)	8	31
Fair value (gains) losses on derivative instruments – fair value hedge		3	(8)	(31)
Total EUR 500 million debt instrument hedge impact	19	—	(1)	2
Foreign currency losses (gains) on other debt instruments	30	6	(15)	1
Fair value (gains) losses on currency swaps		(5)	18	—
Amortization of deferred loss on hedge	16	1	1	1
Other finance costs		9	2	1
Less: capitalized interest		(3)	(3)	(4)
Total		215	208	213

In February 2009, USD 300 million Senior Notes were issued, which generated a foreign currency loss of EUR 16 million in 2010 and a foreign currency gain of EUR 20 million in 2009. As the debt is part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (EUR 15 million gain in 2010 and EUR 22 million loss in 2009).

In 2007, Delhaize group issued a EUR 500 million Senior Note, held by Delhaize America, LLC, which generated foreign exchange gains of EUR 39 million in 2010. The foreign exchange gains on this Note have been offset by fair value losses (EUR 39 million) of the cross-currency interest rate swap the Group entered into, to economically hedge this risk (see Note 19).

In addition, Delhaize Group accounted for foreign currency losses (gains) on various intragroup transactions (EUR 5 million losses in 2010 and EUR 15 million gains in 2009), being offset by fair value losses (gains) of derivatives used for economic hedging purposes (included in the line item “Fair value (gains) losses on currency swaps”).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 7.5%, 6.9% and 6.6% in 2010, 2009 and 2008, respectively

29.2. Income from Investments

(in millions of EUR)	Note	2010	2009	2008
Interest and dividend income from bank deposits and securities		9	7	12
(Losses) gains on disposal securities		2	(1)	—
Foreign currency (losses) gains on financial assets	30	—	(1)	(6)
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		—	—	5
Other investing income		1	1	—
Total		12	6	11

Impairment losses recognized on financial assets classified as available-for-sale are subsumed in “Other investing income” and amounted to EUR 1 million in 2008. No impairment losses were incurred during 2009 and 2010.

Foreign currency gains and losses on financial assets mainly relate to derivative financial instruments.

30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, are as follows:

(in millions of EUR)	Note	2010	2009	2008
Selling, general and administrative expenses		—	3	1
Finance costs	29.1	(17)	(17)	(26)
Income from investments	29.2	—	1	6
Total		(17)	(13)	(19)

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

•

Share-based Awards: the dilutive share-based awards (see Note 21.3) are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 1,917,112, 2,752,075 and 2,549,989 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for the year ended December 31, 2010, 2009 and 2008, respectively, as their effect was anti-dilutive.

The computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 is as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2010	2009	2008
Net profit from continuing operations	576	512	485
Net profit from continuing operations attributable to non-controlling interests	1	6	12

Group share in net profit from continuing operations	575	506	473
Interest expense on convertible bond, net of tax	—	2	6

Group share in net profit from continuing operations for diluted earnings	575	508	479
Result from discontinued operations, net of tax	(1)	8	(6)

Group share in net profit for diluted earnings	574	516	473
Weighted average number of ordinary shares outstanding	100,270,861	99,802,736	99,385,055
Adjusted for:
Dilutive effect of share-based awards	888,825	791,992	750,485
Dilutive effect of convertible bond	—	979,341	2,995,630

Weighted average number of diluted ordinary shares outstanding	101,159,686	101,574,069	103,131,170
Basic earnings per ordinary share (in EUR):
From continuing operations	5.74	5.07	4.76
From discontinuing operations	(0.01)	0.09	(0.06)
Basic EPS attributable to the equity holder of the Group	5.73	5.16	4.70
Diluted earnings per ordinary share (in EUR):
From continuing operations	5.69	5.00	4.65
From discontinuing operations	(0.01)	0.08	(0.06)
Diluted EPS attributable to the equity holder of the Group	5.68	5.08	4.59

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

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2010, 2009 and 2008 is set forth in the Corporate Governance section of this Annual Report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2010	2009	2008
Total remuneration non-executive Directors	1,000	1,000	969
Executive Director
Pierre-Olivier Beckers(1)	80	80	80
Total	1,080	1,080	1,049

(1)	The amounts solely relate to the remuneration of the Executive Director and excludes his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Company and its subsidiaries during 2010, 2009 and 2008 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2010	2009	2008
Restricted stock unit awards	22,677	39,159	37,546
Stock options and warrants	106,341	175,795	176,400

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

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2008, the aggregate compensation included the pro-rate share of compensation of one member of the Executive Management who resigned in September 2008. In 2010, the aggregate compensation includes the pro-rate share of compensation of one member of the Executive Management who left the Company in May 2010, as well as his termination benefits.

(in millions of EUR)	2010	2009	2008
Short-term benefits(1), (including termination benefits of EUR 5 million in 2010)	12	7	6
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	2	1	2
Share-based compensation	2	3	3

Employer social security contributions	1	1	1
Total compensation expense recognized in the income statement	18	13	13

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
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

(3)

Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

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

As of December 31, 2010, purchase obligations amounted to EUR 177 million (2009: EUR 174 million, 2008: EUR 229 million), of which EUR 62 million relates to the acquisition of property, plant and equipment and intangible assets.

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

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2009 and 2010, Delhaize Group expects continued audit activity in 2011. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

In April 2007, representatives of the Belgian Competition Council visited our Procurement Department in Zellik, Belgium, and requested that we provide them with certain documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating to prices of health and beauty products and other household goods. The investigation is still pending as of today.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the legal actions and claims vigorously, we cannot predict the outcome of such legal actions and claims, and thus, do not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered however that the Auditor violated the parties’ rights of defense and rejected the case. It is now up to the auditor to determine whether and how it will continue to pursue this case.

35. Subsequent Events

At our Ordinary General Meeting of shareholders on May 26, 2011, our shareholders approved the distribution of a €1.72 gross dividend per share for fiscal year 2010. After deduction of a 25% withholding tax pursuant to Belgian domestic law, this resulted in a net dividend of €1.29 per share. The 2010 dividend became payable to owners of our ordinary shares beginning on June 6, 2011 against coupon number 49. The payment of the dividend to our ADR holders was made through Citibank, N.A. beginning on June 9, 2011.

On April 15, 2011, Delhaize Group entered into a EUR 600 million, 5-year, unsecured revolving credit facility agreement (the “New Facility Agreement”) by and among Delhaize Group, the subsidiaries of Delhaize Group listed in Part I of Schedule 1 thereto as original borrowers, the subsidiaries of Delhaize Group listed in Part I of Schedule 1 thereto as original guarantors, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders.

In connection with Delhaize Group entering into the New Facility Agreement, Delhaize America, LLC terminated all of the Commitments under its $500 million (equal to €374 million at December 31, 2010), unsecured, committed revolving Second Amended and Restated Credit Agreement, dated as of December 1, 2009, by and among Delhaize America, LLC, as borrower, and Delhaize Group, certain subsidiaries of Delhaize America, LLC, as guarantors, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders, and Morgan Stanley MUFG Loan Partners, LLC, as documentation agent, as supplemented by the Guaranty Supplement dated as of December 18, 2009, between Delhaize US Holding, Inc. and the Administrative Agent, and as amended by Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of March 11, 2010, (as supplemented and amended, the “Existing Credit Agreement”). Delhaize America, LLC had no outstanding borrowings under the Existing Credit Agreement when it terminated the Commitments under the Existing Credit Agreement.

During April 2011, severe weather in the southeastern U.S., including tornadoes, resulted in damage to the Food Lion distribution center at Dunn, North Carolina and several Food Lion stores. Delhaize Group has utilized disaster recovery plans that had been put in place previously, and has been able to continue to serve the stores served by the Dunn distribution center with assistance from other distribution centers. Delhaize Group is continuing to assess the damage at the Dunn distribution center, and operations at that distribution center have been partially reestablished.

On March 3, 2011, Delhaize Group announced the signing of an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating more than 450 stores in five countries in Southeastern Europe. The agreed total purchase price amounts to EUR 933 million (enterprise value), including net debt of approximately EUR 300 million. The acquisition is subject to mutually agreed upon and customary conditions, including the approval by the Serbian merger control authority. Delhaize Group expects to close the deal in the third quarter of 2011, as from which date Delta Maxi Group will be fully consolidated into the Group’s consolidated financial statements.

In February 2011, Delhaize Group was notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group is convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group is currently in the process of reviewing the merits and any potential exposure of this claim and will vigorously defend itself. The first hearing has been scheduled in October 2013.

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered however that the Auditor violated the parties’ rights of defense and rejected the case. It is now up to the auditor to determine whether and how it will continue to pursue this case.

36. List of Consolidated and Associated Companies and Joint Ventures

A. Fully Consolidated

		Ownership Interest in %
		2010	2009	2008
Alfa Beta Vassilopoulos SA	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.(1)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
CF Bugboort BVBA(2)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	—	100.0	100.0
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	—	—
Delhaize Deutschland GmbH(3)	Kapuzinergraben 19, 52062 Aachen, Germany	—	—	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	—
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Distri Group 21 NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ecad NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
ENA SA	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Flashmarkt NV(6)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0
Food Lion (Thailand), Inc.(7)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	100.0
Gastro International S.R.L.(8)	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	—	100.0	100.0
Guiding Stars Licensing Company	P.O. Box 1000, Portland, ME 04104, USA	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

		Ownership Interest in %
		2010	2009	2008
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	—
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannaford Procurement Corp.(9)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Hannbro Company	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Hermfri NV(6)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Heulcad NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	89.9	65.2
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Jobmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Kash n’ Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Knauf Center Pommerlach S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Knauf Center Schmëtt S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Koermart NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Kommar NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
La Fourmi S.A.(8)	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	—	100.0	100.0
Ledemart NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Leoburg NV	Lommelsesteenweg 8, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Lithia Springs, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	60.0	60.0	60.0
Maascad NV(4)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	—
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Markant-Lux S.A.	Route d’Olm 6, 8287 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	—	—
Mega Doi S.R.L	39-49 Nicolai Titulesco Avenue, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Merelmart NV(10)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Morrills Corner, LLC	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	—	—
Octomarket NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Plain Street Properties, Inc.(11)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
P.L. Logistics Center - Dianomes - Apothikefsis - Logistics S.A.(12)	81, Spaton Avenue 15344, Gerakas, Greece	—	—	65.2
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L. (8)	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	—	100.0	100.0

		Ownership Interest in %
		2010	2009	2008
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Rethy NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145, U.S.A.	100.0	100.0	100.0
Rovas 2001 Prodimpex S.R.L.(8)	95 Siret Street, 1st district, Bucharest, Romania	—	100.0	100.0
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
7 Seasons NV(6)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Shop ‘N Save - Mass., Inc.(9)	PO Box 1000, Portland, ME 04104, U.S.A.	—	—	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	—
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	PO Box 1000, Portland, ME 04104, U.S.A.	100.0	—	—
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	—
Super Market Koryfi SA(13)	81, Spaton Avenue, Gerakas, Athens, Greece	—	89.9	—
Supermarkten Voeten-Hendrickx NV(2)	Markt 18, 2470 Retie, Belgium	—	100.0	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Universal MVM Conexim S.R.L.(8)	Str. Constantin Rädulescu-Motru, N°12, Bl.27B, ground floor, Sector 4, Bucharest, Romania	—	100.0	100.0
Vangeelder NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Viginti NV(5)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Wambacq & Peeters NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	100.0	100.0
Wintrucks NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0

(1)	In liquidation.
(2)	Merged with Delimmo SA on August 31, 2010.
(3)	Sold in September 2009.
(4)	Liquidated.
(5)	Merged into Delimo SA on August 5, 2009.
(6)	Merged into Delimmo SA on April 21, 2009.
(7)	Dissolved on March 15, 2010.
(8)	Merged into Mega Image S.R.L. on January 1, 2010.
(9)	Merged into Victory Distributors, Inc. in October 2009.
(10)	Merged into Distri Group 21 NV on January 9, 2009.
(11)	Dissolved beginning of 2009.
(12)	Merged into Alfa Beta Vassilopoulos SA on December 9, 2008.
(13)	Merged into Alfa Beta Vassilopoulos SA on November 3, 2010.

B. Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2010	2009	2008
P.T. Lion Super Indo, LLC	JI. Ancol I n°9-10, Ancol Barat, Jakarta, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo is as follows:

	December 31,
(in millions of EUR)	2010	2009	2008
Non-current assets	10	8	7
Current assets	25	18	12
Non-current liabilities	1	1	1
Current liabilities	13	10	8

Cash flows of Super Indo included in Delhaize Group’s cash flow statements are as follows:

(in millions of EUR)	2010	2009	2008
Net cash provided by operating activities	6	6	2
Net cash used in investing activities	(3)	(1)	(2)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group’s result was EUR 110 million, EUR 86 million and EUR 77 million for 2010, 2009 and 2008, respectively. Net income of Super Indo included in the Group’s results was approximately EUR 4 million in 2010, 3 million in 2009 and EUR 2 million in 2008.

37. Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. Following its formation in 2009, Delhaize US Holding, Inc. became a party to the Cross Guarantee Agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2010, 2009 and 2008 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,670	14,187	2,120	(127)	20,850
Cost of sales	(3,729)	(10,272)	(1,623)	127	(15,497)
Gross profit	941	3,915	497	—	5,353
Other operating income	28	43	99	(85)	85
Selling, general and administrative expenses	(782)	(3,195)	(502)	85	(4,394)
Other operating expenses	(1)	(16)	(3)	—	(20)
Operating profit	186	747	91	—	1,024
Finance costs	(90)	(252)	(3)	130	(215)
Income from investments	6	3	133	(130)	12
Share of result of subsidiaries	561	—	—	(561)	—
Profit before taxes and discontinued operations	663	498	221	(561)	821
Income tax expense	(89)	(192)	36	—	(245)
Net profit from continuing operations	574	306	257	(561)	576
Result from discontinued operations (net of tax)	—	(1)	—	—	(1)
Net profit	574	305	257	(561)	575
Net profit attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	574	305	256	(561)	574

CONSOLIDATED INCOME STATEMENT FOR 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,496	13,618	1,961	(137)	19,938
Cost of sales	(3,623)	(9,817)	(1,510)	137	(14,813)
Gross profit	873	3,801	451	—	5,125
Other operating income	27	34	144	(127)	78
Selling, general and administrative expenses	(764)	(3,065)	(490)	127	(4,192)
Other operating expenses	(5)	(61)	(3)	—	(69)
Operating profit	131	709	102	—	942
Finance costs	(82)	(171)	(85)	130	(208)
Income from investments	1	6	127	(128)	6
Share of result of subsidiaries	477	—	—	(477)	—
Profit before taxes and discontinued operations	527	544	144	(475)	740
Income tax expense	(20)	(213)	5	—	(228)
Net profit from continuing operations	507	331	149	(475)	512
Result from discontinued operations (net of tax)	7	(1)	2	—	8
Net profit	514	330	151	(475)	520
Net profit attributable to non-controlling interests	—	—	6	—	6
Net profit attributable to equity holders of the Group (Group share in net profit)	514	330	145	(475)	514

CONSOLIDATED INCOME STATEMENT FOR 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4,289	13,081	1,742	(88)	19,024
Cost of sales	(3,483)	(9,453)	(1,356)	88	(14,204)
Gross profit	806	3,628	386	—	4,820
Other operating income	30	85	111	(130)	96
Selling, general and administrative expenses	(736)	(2,953)	(403)	130	(3,962)
Other operating expenses	—	(46)	(4)	—	(50)
Operating profit	100	714	90	—	904
Finance costs	(174)	(178)	(117)	256	(213)
Income from investments	36	16	228	(269)	11
Share of result of subsidiaries	494	—	—	(494)	—
Profit before taxes and discontinued operations	456	552	201	(507)	702
Income tax expense	11	(201)	(27)	—	(217)
Net profit from continuing operations	467	351	174	(507)	485
Result from discontinued operations (net of tax)	—	5	(11)	—	(6)
Net profit	467	356	163	(507)	479
Net profit attributable to non-controlling interests	—	—	12	—	12
Net profit attributable to equity holders of the Group (Group share in net profit)	467	356	151	(507)	467

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	156	2,427	245	—	2,828
Intangible assets	94	533	7	—	634
Property, plant and equipment	571	2,794	710	—	4,075
Investment property	—	59	1	—	60
Investment in subsidiaries	7,933	9,283	481	(17,697)	—
Investment in securities	—	12	113	—	125
Other financial assets	99	5	4,607	(4,694)	17
Deferred tax assets	1	—	94	—	95
Derivative instruments	84	61	—	(84)	61
Other non–current assets	—	18	11	(10)	19
Total non–current assets	8,938	15,192	6,269	(22,485)	7,914
Inventories	213	1,102	145	—	1,460
Receivables	489	125	98	(75)	637
Income tax receivable	—	—	1	—	1
Investment in securities	—	2	41	—	43
Other financial assets	272	56	365	(690)	3
Derivative instruments	—	—	5	—	5
Prepaid expenses	4	33	8	(1)	44
Other current assets	5	25	43	(36)	37
Cash and cash equivalents	58	492	208	—	758
Total current assets	1,041	1,835	914	(802)	2,988
Total assets	9,979	17,027	7,183	(23,287)	10,902
Shareholders’ equity	5,068	11,786	5,910	(17,696)	5,068
Non-controlling interests	—	—	1	—	1
Total equity	5,068	11,786	5,911	(17,696)	5,069
Long–term debt	3,457	3,024	179	(4,694)	1,966
Obligations under finance lease	59	609	25	(9)	684
Deferred tax liabilities	122	400	21	—	543
Derivative instruments	13	3	84	(84)	16
Provisions	40	82	111	—	233
Other non–current liabilities	1	61	6	—	68
Total non–current liabilities	3,692	4,179	426	(4,787)	3,510
Short–term borrowings	291	2	340	(617)	16
Long–term debt – current	56	55	1	(72)	40
Obligations under finance lease – current	12	46	1	(2)	57
Provisions – current	—	18	34	—	52
Income tax payable	4	10	3	—	17
Accounts payable	615	634	401	(76)	1,574
Accrued expenses	204	198	28	(37)	393
Other current liabilities	37	99	38	—	174
Total current liabilities	1,219	1,062	846	(804)	2,323
Total liabilities	4,911	5,241	1,272	(5,591)	5,833
Total liabilities and equity	9,979	17,027	7,183	(23,287)	10,902

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2,243	381	—	2,640
Intangible assets	74	493	7	—	574
Property, plant and equipment	571	2,596	618	—	3,785
Investment property	—	45	5	—	50
Investment in subsidiaries	6,040	8,646	715	(15,401)	—
Investment in securities	—	9	117	—	126
Other financial assets	—	4	2,957	(2,945)	16
Deferred tax assets	—	—	23	—	23
Derivative instruments	44	96	54	(98)	96
Other non–current assets	—	17	14	(12)	19
Total non–current assets	6,745	14,149	4,891	(18,456)	7,329
Inventories	216	927	135	—	1,278
Receivables	484	112	149	(148)	597
Income tax receivable	1	—	7	—	8
Investment in securities	—	1	11	—	12
Other financial assets	146	—	427	(558)	15
Prepaid expenses	5	26	3	(1)	33
Other current assets	12	21	56	(52)	37
Cash and cash equivalents	51	205	183	—	439
Total current assets	915	1,292	971	(759)	2,419
Total assets	7,660	15,441	5,862	(19,215)	9,748
Shareholders’ equity	4,392	10,696	4,704	(15,400)	4,392
Non-controlling interests	—	—	17	—	17
Total equity	4,392	10,696	4,721	(15,400)	4,409
Long–term debt	1,871	2,873	108	(2,948)	1,904
Obligations under finance lease	69	570	16	(12)	643
Deferred tax liabilities	29	178	20	—	227
Derivative instruments	67	—	69	(98)	38
Provisions	38	86	104	—	228
Other non–current liabilities	1	49	7	—	57
Total non–current liabilities	2,075	3,756	324	(3,058)	3,097
Short–term borrowings	198	35	223	(393)	63
Long–term debt – current	146	16	40	(160)	42
Obligations under finance lease – current	2	43	1	(2)	44
Derivative instruments	—	—	2	—	2
Provisions – current	—	22	30	—	52
Income tax payable	5	57	3	—	65
Accounts payable	626	517	439	(146)	1,436
Accrued expenses	197	211	45	(56)	397
Other current liabilities	19	88	34	—	141
Total current liabilities	1,193	989	817	(757)	2,242
Total liabilities	3,268	4,745	1,141	(3,815)	5,339
Total liabilities and equity	7,660	15,441	5,862	(19,215)	9,748

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2,316	275	—	2,607
Intangible assets	61	529	7	—	597
Property, plant and equipment	571	2,696	565	—	3,832
Investment property	—	33	6	—	39
Investment in subsidiaries	6,090	5,108	370	(11,568)	—
Investment in securities	—	11	112	—	123
Other financial assets	—	6	2,204	(2,187)	23
Deferred tax assets	—	—	8	—	8
Derivative instruments	—	57	32	(32)	57
Other non–current assets	—	9	16	(14)	11
Total non–current assets	6,738	10,765	3,595	(13,801)	7,297
Inventories	219	996	123	—	1,338
Receivables	461	140	148	(141)	608
Income tax receivable	2	—	6	—	8
Investment in securities	—	4	24	—	28
Other financial assets	—	—	549	(542)	7
Derivative instruments	—	—	1	—	1
Prepaid expenses	10	31	3	(3)	41
Other current assets	1	34	70	(55)	50
Cash and cash equivalents	42	207	71	—	320
Asset classified as held for sale	—	—	2	—	2
Total current assets	735	1,412	997	(741)	2,403
Total assets	7,473	12,177	4,592	(14,542)	9,700
Shareholders’ equity	4,143	8,605	2,961	(11,566)	4,143
Non-controlling interests	—	—	52	—	52
Total equity	4,143	8,605	3,013	(11,566)	4,195
Long–term debt	1,644	1,651	578	(2,107)	1,766
Obligations under finance lease	72	583	2	(14)	643
Deferred tax liabilities	15	180	20	—	215
Derivative instruments	13	—	19	(32)	—
Provisions	28	83	115	—	226
Other non–current liabilities	5	57	6	—	68
Total non–current liabilities	1,777	2,554	740	(2,153)	2,918
Short–term borrowings	371	—	241	(460)	152
Long–term debt – current	372	22	118	(186)	326
Obligations under finance lease – current	2	43	1	(2)	44
Provisions – current	—	21	28	—	49
Income tax payable	5	79	14	—	98
Accounts payable	602	546	349	(114)	1,383
Accrued expenses	182	202	55	(61)	378
Other current liabilities	19	105	30	—	154
Liabilities associated with assets held for sale	—	—	3	—	3
Total current liabilities	1,553	1,018	839	(823)	2,587
Total liabilities	3,330	3,572	1,579	(2,976)	5,505
Total liabilities and equity	7,473	12,177	4,592	(14,542)	9,700

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	574	305	257	(561)	575
Adjustment for equity in earnings of subsidiaries	(561)	—	—	561	—
Adjustments for:
Depreciation and amortization – continuing operations	100	423	52	—	575
Impairment – continuing operations	—	13	1	—	14
Allowance for losses on accounts receivable and inventory obsolescence	—	3	3	—	6
Share–based compensation	2	14	—	—	16
Income taxes	89	192	(36)	—	245
Finance costs	90	253	3	(130)	216
Income from investments	(6)	(3)	(133)	130	(12)
Other non–cash items	(1)	—	(1)	—	(2)
Changes in operating assets and liabilities:
Inventories	4	(104)	(8)	—	(108)
Receivables	(9)	(6)	(7)	(17)	(39)
Prepaid expenses and other assets	16	(9)	(17)	—	(10)
Accounts payable	(9)	77	8	22	98
Accrued expenses and other liabilities	28	(18)	4	2	16
Provisions	(6)	(21)	3	—	(24)
Interest paid	(116)	(244)	(12)	170	(202)
Interest and dividends received	—	3	173	(165)	11
Income taxes paid	—	(35)	(23)	—	(58)
Net cash provided by operating activities	195	843	267	12	1,317
Investing activities
Capital contributions in subsidiaries	—	(30)	(126)	156	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	(860)	(8)	849	—	(19)
Purchase of tangible and intangible assets (capital expenditures)	(118)	(410)	(132)	—	(660)
Sale of tangible and intangible assets	2	9	3	—	14
Dividends from investments under the equity method	1	—	—	(1)	—
Net investment in debt securities	—	—	(13)	—	(13)
Purchase of other financial assets	(268)	(70)	(1,300)	1,636	(2)
Sale and maturity of other financial assets	80	19	172	(256)	15
Net cash used in investing activities	(1,163)	(490)	(547)	1,535	(665)
Financing activities
Proceeds from the exercise of share warrants and stock options	50	(18)	—	—	32
Capital contributions received	—	30	126	(156)	—
Treasury shares purchased	(19)	(7)	—	—	(26)
Purchase of non-controlling interests	—	—	(47)	—	(47)
Dividends paid by parent	(161)	—	—	—	(161)
Dividends paid by subsidiaries	—	—	(1)	—	(1)
Escrow maturities	—	2	—	—	2
Borrowing under long–term loans (net of financing costs)	1,158	5	99	(1,263)	(1)
Repayment of long–term loans	(146)	(3)	(40)	147	(42)
Repayment of lease obligations	(2)	(47)	(2)	2	(49)
Net borrowings (repayments) of short–term loans	95	(36)	169	(277)	(49)
Settlement of derivative instruments	—	—	(1)	—	(1)
Net cash used in financing activities	975	(74)	303	(1,547)	(343)
Effect of foreign currency translation	—	8	2	—	10
Net increase (decrease) in cash and cash equivalents	7	287	25	—	319
Cash and cash equivalents at beginning of period	51	205	183	—	439
Cash and cash equivalents at end of period	58	492	208	—	758

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	514	330	151	(475)	520
Adjustment for equity in earnings of subsidiaries	(477)	—	—	477	—
Adjustments for:
Depreciation and amortization – continuing operations	88	381	46	—	515
Impairment – continuing operations	5	17	—	—	22
Allowance for losses on accounts receivable and inventory obsolescence	4	14	2	—	20
Share–based compensation	2	18	—	—	20
Income taxes	20	212	(5)	—	227
Finance costs	82	172	85	(130)	209
Income from investments	(8)	(6)	(128)	128	(14)
Other non–cash items	(1)	5	(1)	—	3
Changes in operating assets and liabilities:
Inventories	3	36	(7)	—	32
Receivables	(26)	1	2	15	(8)
Prepaid expenses and other assets	10	(6)	5	(6)	3
Accounts payable	24	—	68	(34)	58
Accrued expenses and other liabilities	12	1	2	5	20
Provisions	(2)	1	(12)	—	(13)
Interest paid	(136)	(165)	(48)	150	(199)
Interest and dividends received	2	6	158	(157)	9
Income taxes paid	1	(227)	(22)	—	(248)
Net cash provided by operating activities	117	790	296	(27)	1,176
Investing activities
Capital contributions in subsidiaries	(8)	(73)	(177)	258	—
Purchases of shares in consolidated companies, net of cash and cash equivalents(1)	—	(421)	(34)	408	(47)
Business disposals, net of cash and cash equivalents	416	—	—	(408)	8
Purchase of tangible and intangible assets (capital expenditures)	(108)	(331)	(81)	—	(520)
Sale of tangible and intangible assets	2	4	4	—	10
Dividends from investments under the equity method	1	—	—	(1)	—
Net investment in debt securities	—	—	(5)	—	(5)
Purchase of other financial assets	(148)	(288)	(231)	658	(9)
Sale and maturity of other financial assets	—	265	295	(552)	8
Settlement of derivative instruments	—	—	(9)	9	—
Net cash used in investing activities	155	(844)	(238)	372	(555)
Financing activities
Proceeds from the exercise of share warrants and stock options	18	(2)	—	—	16
Capital contributions received	—	73	185	(258)	—
Treasury shares purchased	(3)	(7)	—	—	(10)
Purchase of non-controlling interests(1)	—	—	(108)	—	(108)
Dividends paid by parent	(148)	—	—	—	(148)
Dividends paid by subsidiaries	—	—	(5)	1	(4)
Escrow maturities	—	5	—	—	5
Borrowing under long–term loans (net of financing costs)	401	5	11	(187)	230
Repayment of long–term loans	(368)	(6)	(1)	48	(327)
Repayment of lease obligations	(2)	(44)	(1)	2	(45)
Net borrowings (repayments) of short–term loans	(166)	35	(18)	58	(91)
Purchase of derivative instruments	12	—	—	(12)	—
Settlement of derivative instruments	(7)	—	(10)	3	(14)
Net cash used in financing activities	(263)	59	53	(345)	(496)
Effect of foreign currency translation	—	(7)	—	—	(7)
Net increase (decrease) in cash and cash equivalents	9	(2)	111	—	118
Cash and cash equivalents at beginning of period	42	207	72 (2)	—	321 (2)
Cash and cash equivalents at end of period	51	205	183	—	439

(1)

Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing activities” to “Financing activities” due to a change in IFRS, effective in 2010. For comparability prior years have been restated accordingly.

(2)	EUR 1 million included in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2008

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	467	356	163	(507)	479
Adjustment for equity in earnings of subsidiaries	(494)	—	—	494	—
Adjustments for:
Depreciation and amortization – continuing operations	81	356	37	—	474
Depreciation and amortization – discontinued operations	—	—	2	—	2
Impairment – continuing operations	—	20	—	—	20
Impairment – discontinued operations	—	—	8	—	8
Allowance for losses on accounts receivable and inventory obsolescence	—	11	4	—	15
Share–based compensation	3	18	—	—	21
Income taxes	(11)	200	28	—	217
Finance costs	169	179	139	(273)	214
Income from investments	(31)	(21)	(247)	285	(14)
Other non–cash items	(2)	3	(7)	—	(6)
Changes in operating assets and liabilities:
Inventories	—	(2)	(14)	—	(16)
Receivables	(26)	(34)	(22)	30	(52)
Prepaid expenses and other assets	(4)	(11)	(14)	3	(26)
Accounts payable	(28)	(51)	22	(40)	(97)
Accrued expenses and other liabilities	12	18	4	(6)	28
Provisions	(1)	(18)	(6)	—	(25)
Interest paid	(182)	(172)	(97)	253	(198)
Interest and dividends received	145	2	232	(366)	13
Income taxes paid	13	(111)	(32)	—	(130)
Net cash provided by operating activities	111	743	200	(127)	927
Investing activities
Capital contributions in subsidiaries	(101)	(176)	(88)	365	—
Purchases of shares in consolidated companies, net of cash and cash equivalents(1)	—	—	(88)	—	(88)
Purchase of tangible and intangible assets (capital expenditures)	(115)	(480)	(119)	—	(714)
Sale of tangible and intangible assets	3	10	17	—	30
Dividends from investments under the equity method	1	—	—	(1)	—
Net investment in debt securities	—	—	7	—	7
Purchase of other financial assets	—	(1)	(484)	485	—
Sale and maturity of other financial assets	—	—	180	(173)	7
Net cash used in investing activities	(212)	(647)	(575)	676	(758)
Financing activities
Proceeds from the exercise of share warrants and stock options	16	(9)	—	—	7
Capital contributions received	—	176	189	(365)	—
Treasury shares purchased	(3)	(3)	—	—	(6)
Purchase of non-controlling interests(1)	—	—	(12)	—	(12)
Dividends paid by parent	(143)	—	—	—	(143)
Dividends paid by subsidiaries	(1)	(126)	(5)	128	(4)
Escrow maturities	—	9	—	—	9
Borrowing under long–term loans (net of financing costs)	52	23	285	(280)	80
Repayment of long–term loans	(47)	(14)	(201)	152	(110)
Repayment of lease obligations	(2)	(36)	(3)	2	(39)
Net borrowings (repayments) of short–term loans	219	(38)	110	(182)	109
Settlement of derivative instruments	5	—	(1)	—	4
Net cash used in financing activities	96	(18)	362	(545)	(105)
Effect of foreign currency translation	—	11	1	(4)	8
Net increase (decrease) in cash and cash equivalents	(5)	89	(12)	—	72
Cash and cash equivalents at beginning of period	47	118	84	—	249
Cash and cash equivalents at end of period	42	207	72 (2)	—	321 (2)

(1)

Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing activities” to “Financing activities” due to a change in IFRS, effective in 2010. For comparability prior years have been restated accordingly.

(2)	EUR 1 million included in assets classified as held for sale.

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J. H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.16	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.17	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.18	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

2.19	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

2.20	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

Exhibit No.	Description

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (incorporated by reference to Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009)

4.9	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA.

4.10	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers

8.1	Subsidiaries of Delhaize Group (as of December 31, 2010)

Exhibit No.	Description

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Reviseurs d’Entreprises SC sfd SCRL

15.2	Delhaize Group Annual Report to Shareholders for 2010 (incorporated by reference to Delhaize Group’s report on Form 6-K (File No. 333-13302) filed with the SEC on May 10, 2011)

15.3	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

E-4