Form 20-F
period 2011-12-31
DELHAIZE GROUP
filed 2012-04-03
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE“LE LION”

(GROUPE DELHAIZE)

(Exact name of Registrant as specified in its charter)*

Delhaize Brothers and Co. “The Lion” (Delhaize Group)

(Translation of Registrant’s name into English)*

Belgium

(Jurisdiction of incorporation or organization)

Square Marie Curie 40

1070 Brussels, Belgium

(Address of principal executive offices)

Pierre Bouchut

Tel: +32 2 412 22 11

Fax: +32 2 412 22 22

Square Marie Curie 40

1070 Brussels, Belgium

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, without nominal value	New York Stock Exchange**

American Depository Shares (as evidenced by American Depository Receipts), each representing one Ordinary Share	New York State Exchange

*	The Registrant’s charter (articles of association) specifies the Registrant’s name in French, Dutch and English.
**	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, without nominal value	101,892,190 (as of December 31, 2011)

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

We are a Belgian international food retailer present in eleven countries on three continents. We were founded in Belgium in 1867. Our principal activity is the operation of food supermarkets. As of December 31, 2011, we had a sales network (which includes company-operated, affiliated and franchised stores) of 3,408 stores and employed approximately 160,000 people. Such retail operations are primarily conducted through (i) our consolidated subsidiary, Delhaize America, LLC, for our businesses in the United States, which we refer to as Delhaize America, (ii) our businesses in Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, and (iii) our businesses in Greece, Romania, Serbia, Bosnia and Herzegovina, Montenegro, Albania, Bulgaria and Indonesia, which we refer to collectively as Southeastern Europe and Asia. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned subsidiary Delhaize US Holding, Inc., the direct parent of Delhaize America and the holding company for our U.S. operations, ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2011, 2010, and 2009 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 31, 2011, 52 weeks ended January 1, 2011 and 52 weeks ended January 2, 2010, respectively. Delhaize Belgium in the past has included our operations in Germany which were classified as discontinued operations as of December 31, 2008 until September 2009, when we completed our sale of the stores in Germany. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out, and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2011. Consequently, Delhaize Group’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB.

On March 7, 2012, our Board of Directors authorized for issue the consolidated financial statements for the year ended December 31, 2011, subject to approval of the shareholders at the ordinary general meeting scheduled for May 24, 2012 including our statutory non-consolidated annual accounts for such period, with a proposed distribution of an aggregate gross dividend of €179 million, or €1.76 per share.

The euro is our reporting currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1.00 = USD 1.2939, the reference rate of the European Central Bank on December 31, 2011. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in this document.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

Square Marie Curie 40

1070 Brussels, Belgium

+32-2-412-2211

www.delhaizegroup.com

ii

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this Annual Report, other than statements of historical fact, which address activities, events or developments that we expect or anticipate will or may occur in the future, including, without limitation, statements regarding the expansion and growth of our business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, cost savings from internal reorganizations, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 about us that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “estimate,” “strategy,” “may,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under “Risk Factors” of Item 3 “Key Information” within this Annual Report. Other important factors that could cause actual results to differ materially from our expectations are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Our reporting currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.2939, the reference rate of the European Central Bank on December 31, 2011. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2011 USD	2011 EUR	2010 EUR	2009 EUR	2008 EUR	2007 EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	27,326	21,119	20,850	19,938	19,024	18,943
Operating profit	1,050	812	1,024	942	904	937
Profit before taxes and discontinued operations	816	631	821	740	702	605
Net profit from continuing operations	614	475	576	512	485	401
Net profit	614	475	575	520	479	425
Net profit attributable to equity holders of the Group	614	475	574	514	467	410
Cash dividends paid(1)	224	173	161	148	143	131
Basic earnings per share(2)	6.10	4.71	5.73	5.16	4.70	4.20
Diluted earnings per share(2)	6.05	4.68	5.68	5.08	4.59	4.04

	December 31,
	2011 USD	2011 EUR	2010 EUR	2009 EUR	2008 EUR	2007 EUR
	(in millions)
BALANCE SHEET DATA
Current assets	4,098	3,167	2,988	2,419	2,403	2,197
Total assets	15,839	12,242	10,902	9,748	9,700	8,822
Short-term borrowings	78	60	16	63	152	41
Long-term debt	3,009	2,325	1,966	1,904	1,766	1,912
Long-term obligations under finance lease	891	689	684	643	643	596
Share capital	66	51	51	50	50	50
Non-controlling interests	18	14	1	17	52	49
Shareholders’ equity	7,008	5,416	5,068	4,392	4,143	3,627

	2011 USD	2011 EUR	2010 EUR	2009 EUR	2008 EUR	2007 EUR
	(in millions except for store count)
OTHER DATA
Store count at period end	N/A	3,408	2,800	2,732	2,673	2,545
Weighted average number of shares outstanding at period end	N/A	100.7	100.3	99.8	99.4	97.7
Net cash provided by operating activities	1,432	1,106	1,317	1,176	927	932
Net cash used in investing activities	(1,637)	(1,265)	(665)	(555)	(758)	(630)
Net cash used in financing activities	(189)	(146)	(343)	(496)	(105)	(333)
Capital expenditures	986	762	660	520	714	729

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

Dividends

The following table sets forth, for the periods indicated, historical dividend information per Delhaize Group ordinary share. The 2011 dividend was proposed by the Board of Directors but still needs to be formally approved by the shareholders at the Ordinary General Meeting of May 24, 2012. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per Delhaize Group American Depositary Receipt, or ADR, paid by the depositary to holders of Delhaize Group ADRs on the dividend payment date. The dividend for the fiscal year 2011 becomes payable to ADR holders on June 6, 2012. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(])
2011 (proposed dividend)	1.76	2.30
2010	1.72	2.50
2009	1.60	1.94
2008	1.48	2.09
2007	1.44	2.23

(1)

The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders. For the 2011 dividend, we used the indicative exchange rate of March 15, 2012 of EUR 1.00 = USD 1.3057.

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

Exchange Rates

As stated above, our reporting currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.2939 on December 31, 2011 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on March 15, 2012 was $1.3070 per euro.

The table below shows the average noon buying rate of the euro from 2007 to 2011.

Year ended December 31,	Average Rate(1)
2011	1.4002
2010	1.3216
2009	1.3955
2008	1.4695
2007	1.3797

(1)	The average of the noon buying rates for euros on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
March 2012 (through March 15)	1.3320	1.3025
February 2012	1.3463	1.3087
January 2012	1.3192	1.2682
December 2011	1.3487	1.2926
November 2011	1.3803	1.3244
October 2011	1.4172	1.3281
September 2011	1.4283	1.3446

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

We have substantial debt outstanding. At December 31, 2011, we had total consolidated debt outstanding of approximately €3.2 billion and approximately €0.7 billion of unused commitments under our revolving credit facilities. Our level of debt could:

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

We may borrow additional funds to support our capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above. For additional information on liquidity and leverage risk, see “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources.”

If we do not generate positive cash flows, we may be unable to service our debt.

Our ability to pay principal and interest on our debt depends on our future operating performance. Future operating performance is subject to market conditions and business factors that often are beyond our control. Consequently, we cannot guarantee that we will have sufficient cash flows to pay the principal, premium, if any, and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot guarantee that the terms of our debt will allow these alternative measures or that such measures would satisfy our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

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

Current economic conditions have been and continue to be volatile. Disruptions in the capital and credit markets could adversely affect our ability to draw on our bank credit facilities or enter into new bank credit facilities. Our access to funds under our bank credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from Delhaize Group and other borrowers within a short period of time. Also, disruptions in the capital and credit markets may impact our ability to renew those bank credit facilities or enter into new bank credit facilities as needed. In addition, our suppliers and third-party service providers could experience credit or other financial difficulties that could result in their inability or delays in their ability to supply us with necessary goods and services.

The significance of the contributions of our U.S. operations to our revenues and the geographic concentration of our U.S. operations on the east coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

During 2011, 65.4% of our revenues were generated through our U.S. operations. We depend in part on Delhaize US Holding Inc., the holding company grouping our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

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

Our operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe, including Greece, and Indonesia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euro (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this document). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

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

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollars in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 71% of net financial debt is denominated in U.S. dollar while 66% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 in the consolidated financial statements included under Item 18 of this document).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our 2011 net profit would have increased/decreased by €2 million (2010 and 2009 €3 million). This is mainly attributable to our exposure to exchange rates on our revenues in U.S. dollars. For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

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

The preparation, packaging, marketing, distribution and sale of food products purchased from others entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by us. These contaminants may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants. Even an inadvertent shipment of adulterated products is a violation of law and may lead to an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against us or that we will not be obligated to perform such a recall in the future. If a product liability claim is successful, our insurance may not be adequate to cover all liabilities we may incur, and we may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business and financial condition and results of operations.

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

In May 2011, we launched our Food Lion brand repositioning initiative which included, among other things, the relaunch of approximately 200 stores in the Raleigh (North Carolina) and Chattanooga (Tennessee) markets to highlight the Food Lion price, assortment and shopping experience. As part of the re-launch we made operational enhancements to the Raleigh and Chattanooga stores, such as staffing and process improvements, product handling and replenishment improvements in the produce department, increased SKU counts, improved price positioning and an easy and convenient shopping experience. While these initiatives have resulted in increased revenues, there can be no assurance that they will continue to be successful and that we will achieve the expected results.

We may not achieve the annual positive impact on operating profit that we expect will result from our closure of underperforming stores that we completed in January 2012.

In January 2012, we announced the planned closure of a total of 146 stores across our network in the U.S. and Southeastern Europe and the planned conversion of 64 Bloom and Bottom Dollar Food stores to Food Lion in the U.S. This included at Food Lion the closure of 113 underperforming stores, most of which were in markets with the lowest store density, and one distribution center, as well as converting 42 Bloom stores to Food Lion, the closure of the remaining 7 Bloom stores and the retirement of the Bloom brand. In addition, it included the planned conversion or closure of the Bottom Dollar Food brand stores in North Carolina, Virginia and Maryland. This will result in the conversion of 22 Bottom Dollar Food stores to Food Lion and the closing of 6 stores in these markets. Finally, the announcement included the planned closure of 20 underperforming stores in Southeastern Europe. These include small convenience stores, supermarkets and hypermarkets in Serbia, Bulgaria and Bosnia and Herzegovina.

The net impact of the portfolio optimization on our Group will be a reduction in our number of stores by approximately 4.3% and an initial reduction in Group revenues of approximately €500 million or 2.4%, consisting of approximately $650 million in revenues from Delhaize U.S. and €35 million in revenues from Southeastern Europe. We recorded an impairment charge of approximately €127 million (approximately $177 million) in the fourth quarter of 2011. Beginning in the first quarter of 2012, we expect earnings to be impacted by approximately €200 million (approximately $235 million for the U.S. and €30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-downs and sales price mark downs. This should result in an after tax impact of approximately €125 million in 2012. While we expect this portfolio optimization will have an annual positive impact on operating profit once the conversions and closings are complete, which we intend to fully reinvest in our business, there can be no assurance an annual positive impact will be achieved.

We may be unsuccessful in managing the growth of our business or the integration of acquisitions we have made.

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and engaging in store renovations and market renewals and opening new stores, including the recent expansion of our Bottom Dollar Food operations into the greater Philadelphia and Pittsburgh areas, and our planned expansion into the Youngstown, Ohio area. We also occasionally consider opportunities to expand into new regions. On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for an amount of €933 million (enterprise value) including net debt and other customary adjustments of €318 million, resulting in a total purchase price of €615 million, which is subject to customary purchase price adjustments. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania). Delta Maxi is consolidated into Delhaize Group’s consolidated financial statements as of August 1, 2011 and is included in the SEE & Asia segment.

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

There can be no assurance that we will be able to execute successfully our acquisition and integration strategy, store renovations, market renewals or store openings, including our acquisition of Delta Maxi and the recent expansion of our Bottom Dollar Food operations into the greater Philadelphia, Pennsylvania area, the Pittsburgh, Pennsylvania area and the Youngstown, Ohio area, and failure to do so may have a material adverse effect on our business, financial condition and results of operations.

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

Approximately 20% of the stores in our sales network are franchised or affiliated. Our franchised and affiliated stores account for approximately 9.5% of our sales. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results. In addition, we have large accounts receivables associated with our franchised and affiliated stores. If the operators of these stores do not operate successfully, we could be forced to write-off a portion of or all of the accounts receivables associated with such franchised and affiliated stores.

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

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not reported. We believe that the actuarial estimates are reasonable. These estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims (“IBNR”), making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of existing reserves.

Self-insurance reserves of €143 million are included as liabilities on the balance sheet as of December 31, 2011. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this document.

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

We have defined benefit plans at several of our entities and a total of approximately 20% of our associates were covered by defined benefit plans at the end of 2011. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2011, we recognized a net liability of €90 million. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this document.

We may not achieve all cost savings anticipated through our U.S. support services restructuring, which may reduce, delay or otherwise hinder our ability to implement our “New Game Plan” that we announced in December 2009 involving our operating companies’ fine-tuning their pricing strategies to achieve local value leadership and accelerated growth.

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the U.S. banner organizations can benefit from common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of the common support services is to create greater efficiencies and scale, and the elimination of redundancies, as well as to become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring is also expected to simplify our legal, accounting and tax compliance requirements. We anticipate that cost savings achieved through our U.S. support services restructuring will help fund our New Game Plan that was announced in December 2009. A significant component of our New Game Plan involves, among other things, our operating companies’ fine-tuning their pricing strategies to achieve local value leadership. Our New Game Plan is intended to accelerate our growth. However, we cannot provide assurance that we will achieve all cost savings anticipated through our U.S. support services restructuring, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan.

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

In addition, the rights of a shareholder to attend the general meeting of shareholders and to vote are subject to the registration of these shares in the name of this shareholder at midnight (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of printed bearer shares to a financial intermediary. Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the general meeting of shareholders, no later than six days before the date of the meeting pursuant to the modalities set forth in the notice to the meeting. Similarly, a holder of our ADRs who gives voting instructions to the depositary must arrange for having those ADSs registered on the record date set by the Company, which is the fourteenth day before the meeting.

Belgian insolvency laws may adversely affect a recovery by the holders of amounts payable under our debt securities.

We are incorporated, and have our registered office, in Belgium and, consequently, may be subject to insolvency laws and proceedings in Belgium.

There are two types of insolvency procedures under Belgian law:

•	the judicial reorganization procedure (reorganisation judiciaire/gerechtelijke reorganisatie) which was introduced by the Belgian Act on Continuity of January 31, 2009; and

•	the bankruptcy (faillite/faillissement) procedure.

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

Moratorium

The judicial reorganization involves a moratorium granted to the debtor for a period of up to six months (extendable in certain circumstances). During this moratorium period, no enforcement can take place against the debtor’s assets and no bankruptcy proceedings can be opened in respect of the debtor. Creditors will however be able to effect set-off in certain circumstances, enforce security over financial collateral and enforce pledges on receivables.

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

Following a judgment commencing a bankruptcy proceeding, enforcement rights of individual creditors are suspended. Creditors secured by in rem rights, such as share pledges, will, as a rule, regain their ability to enforce their rights under the security after the bankruptcy trustee has verified the creditors’ claims.

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

Except under limited circumstances, only our Board of Directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the corporate capital of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the shareholders’ meeting and table resolution proposals for items included on the agenda of the shareholders’ meeting. As a result, the ability of holders of our ADRs or ordinary shares to participate in and influence the governance of Delhaize Group is limited.

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

We are a food retailer headquartered in Belgium with operations in eleven countries on three continents — North America, Europe and Asia. At December 31, 2011, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 3,408 stores, and we employed approximately 160,000 people. In 2011, we recorded revenues of €21.1 billion and Group share in net profit of €475 million.

Our primary store format consists of retail food supermarkets. Our sales network also includes other store formats such as proximity stores and specialty stores. In total, approximately 96% of our sales network is engaged in food retailing. In addition to food retailing, we engage in food wholesaling and non-food retailing of products such as pet products and prescription drugs.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 36 to the consolidated financial statements included in this document.

The following table sets forth, at the dates indicated, our sales network in the United States, Belgium, Southeastern Europe and Asia:

Sales Network (number of stores)

	At December 31,
	2011	2010	2009
United States	1,650	1,627	1,607
Belgium (1)	821	805	792
Greece	251	223	216
Romania	105	72	51
Serbia	366	—	—
Bulgaria	42	—	—
Bosnia and Herzegovina	44	—	—
Albania	18	—	—
Montenegro	22	—	—
Indonesia	89	73	66
Total	3,408	2,800	2,732

(1)	Includes stores in the Grand Duchy of Luxembourg.

Revenues (in millions of EUR)

	At December 31,
	2011	2010	2009
United States	13,815	14,187	13,618
Belgium	4,845	4,800	4,616
SEE & Asia (1)	2,459	1,863	1,704
Total	21,119	20,850	19,938

(1)

The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania) since August 1, 2011, Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

Our operations are located primarily in the United States, Belgium and Southeastern Europe (Greece, Romania, Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), with a small percentage of our operations in Indonesia. In 2011, operations in the United States accounted for 65.4% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 23.0% of revenues. Operations in Southeastern Europe and Asia accounted for 11.6% of revenues.

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

In April 2001, we and Delhaize America, our consolidated subsidiary through which our U.S. operations are conducted, consummated a share exchange transaction in which we acquired all of the outstanding shares of Delhaize America that we did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either our American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or our ordinary shares, which are listed on NYSE Euronext Brussels.

The 1990s were a period of international expansion outside of Belgium and the United States for our company. The following subsidiaries were integrated into our company in the following countries during this time: Delvita – Czech Republic (1991), Alfa Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999) and Mega Image – Romania (2000). Since then, some of these businesses have been divested to focus our resources on better investment opportunities or because the activity had become non-strategic: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004), Delvita – Slovakia (2005), Delvita – Czech Republic (2007) and Delhaize Deutschland – Germany (2009).

In 2001, Alfa Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. This store serves as a laboratory for new concepts in the Belgian market and elsewhere throughout the Group. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices.

In 2009, we acquired 4 supermarkets in Romania previously operated under the Prodas name and the Greek retailer Koryfi which operated 11 stores and a distribution center in the Northeast of Greece

In 2010, our wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) obtained 100% of the voting rights of Alfa Beta following two tender offers and the exercise of its squeeze-out right. On October 1, 2010, Alfa Beta was delisted from the Athens Stock Exchange.

During 2011, 2010 and 2009, we also entered into several smaller agreements acquiring individual stores in various parts of the world.

On July 27, 2011, we acquired 100% of the shares and voting rights of Delta Maxi, a Serbian based food retailer active in five countries in the Southeastern part of Europe and with a network of approximately 485 stores, including convenience stores, supermarkets and hypermarkets and 7 distribution centers.

On January 12, 2012, we announced a thorough portfolio review and our decision to close 146 underperforming stores across our network (126 in the U.S. and 20 in Southeastern Europe) and to convert 42 Bloom and 22 Bottom Dollar Food stores to Food Lion in the U.S. In addition, we decided to retire the Bloom brand and to focus on a roll-out of Bottom Dollar Food stores in markets which provide the greatest opportunity for growth such as in the Philadelphia and Pittsburgh area. Bottom Dollar Food is a soft discount format offering customers an easy and full shopping experience at affordable prices.

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

•

Good cost management. We focus on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private brand products. Effective use of information technology, store labor scheduling and attention to cost controls has allowed us to control our expense structure. Our ability to control operating and administrative expenses has allowed us to achieve one of the lowest operating cost structures in the supermarket industry.

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

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. We plan on continuing to invest during fiscal year 2012 by making approximately €800-850 million of capital expenditures (based on the average exchange rate in 2011of 1 EUR = 1.3920 USD). These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

•

Distribution capacity and efficiency. We currently operate 35 distribution centers that total approximately 15.7 million square feet. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•

Loyalty card programs. Transactions using the loyalty card program accounted for 92%, 73% and 85% of revenues at Delhaize Belgium, Alfa Beta and Food Lion respectively, during 2011. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

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

•

Operate as a global group. We are organized into different geographic regions that engage in global and regional purchasing, share retail knowledge and implement best practices. We have regional and company-wide coordination groups focusing on procurement, equipment purchasing, information technology, food safety, talent development, communication and risk management.

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

•

Generate profitable revenue growth. Concept differentiation, competitive prices and leading local market positions are key elements of our strategy to generate profitable revenue growth. Attractive assortments in convenient locations lead to superior customer experiences. Since 2010, all of our banners have implemented a new Group-wide pricing policy to ensure customers could continue to enjoy fresh and healthy products at very competitive prices. At the same time, we expanded and renewed our network. In 2011, we began repositioning Food Lion, the biggest brand in the Delhaize Group portfolio. The brand repositioning focuses on several elements of the Food Lion brand which can be summarized as price, assortment, and shopping experience. In 2011, 200 stores benefited from the brand repositioning and we intend to reposition 600 to 700 Food Lion stores by the end of 2012.

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

•

Operate as a responsible corporate citizen. The combination of sustainable growth and operating as a best-in-class corporate citizen has always been an essential part of how we do business. Sustainability is fully integrated into our day-to-day operations. However, we recognize we can improve, for the benefit of our millions of customers, our approximately 160,000 associates and our planet. The last separate report on Corporate Responsibility was issued in June 2011.

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, based on the location of customers and stores, which matches the way we manage our operations. In 2011, reportable segments include the United States, Belgium (including Belgium and the Grand Duchy of Luxembourg) and Southeastern Europe and Asia, which includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

As of December 31, 2011, we operated the following banners:

United States	Belgium (1)	Southeastern Europe & Asia

• Food Lion	• Delhaize “Le Lion” Supermarket	• Alfa Beta

• Hannaford	• AD Delhaize	• ENA

• Sweetbay Supermarket	• Delhaize City	• AB Shop & Go

• Bloom	• Proxy Delhaize	• AB City

• Bottom Dollar Food	• Shop ‘n Go	• AB Food Market

• Harveys • Reid’s	• Tom & Co • Red Market	• Mega Image • Super Indo • Maxi • Mini Maxi • Euromax • Tempo • Tempo Express • Picadilly • Picadilly Express

(1)	Including 44 stores in the Grand Duchy of Luxembourg.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Reid’s and Harveys.

For the fiscal year ended December 31, 2011, we had revenues of €13.8 billion ($19.2 billion) in the United States. At the end of 2011, we employed approximately 107,000 people in the United States.

Food Lion stores are located from Delaware through Florida. Hannaford and Kash n’ Karry (which operates Sweetbay Supermarket) are located respectively throughout New England and Florida. Harveys is located primarily in Georgia and Florida. Bloom and Bottom Dollar Food stores can be found in the mid-Atlantic section of the United States.

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In 2011, we opened 33 new stores in the United States, closed and relocated five stores and decided to close five other stores. This resulted in a net increase of 23 stores. As a result, as of December 31, 2011, we operated 1,650 supermarkets in 17 states in the eastern United States.

State	Food Lion(1)	Bloom	Bottom Dollar Food	Harveys	Hannaford	Sweetbay	TOTAL
Delaware	23						23
Florida	26			7		105	138
Georgia	56			64			120
Kentucky	10						10
Maine	—				56		56
Maryland	69	7	4				80
Massachusetts					26		26
New Hampshire					33		33
New Jersey			5				5
New York					47		47
North Carolina	506		5				511
Pennsylvania	10		24				34
South Carolina	143			1			144
Tennessee	57						57
Vermont					17		17
Virginia	269	42	19				330
West Virginia	19						19
TOTAL	1,188	49	57	72	179	105	1,650
Number of states	11	2	5	3	5	1	17

(1)	Includes 11 Reid’s stores.

Banner	Average Store Size ft2
Food Lion, Harvey’s, Reid’s	25,000 – 45,000
Bottom Dollar Food	18,000 – 20,000
Hannaford, Bloom	25,000 – 55,000
Sweetbay Supermarket	25,000 – 50,000

In recent years, we have pursued a significant remodeling program in the United States to provide our customers with a more convenient atmosphere, an enhanced merchandise assortment and improved customer service. In 2011, we re-opened 66 supermarkets in the U.S. after remodeling or expansion work, including market renewals in the markets of Roanoke and Lynchburg, Virginia and Fayetteville, North Carolina.

On May 4, 2011, Food Lion re-launched approximately 200 stores in the Raleigh, North Carolina and Chattanooga, Tennessee markets. In addition to price, we have identified concrete action plans to strengthen other attributes of our Food Lion brand in those markets, focused on the quality of the assortment, the ease and convenience of the shopping experience as well as additional price investments. Based on the positive results in the 200 Phase One Food Lion stores, we will accelerate the brand repositioning work in 600 to 700 additional Food Lion stores in 2012.

In 2010, the low-cost grocery store Bottom Dollar Food entered into the greater Philadelphia, Pennsylvania area, a new market for the Group. We believe in the potential of Bottom Dollar Food in that market, as the banner responds to the needs of the local population. At the end of 2011, Bottom Dollar Food counted 24 stores in that new area.

On January 12, 2012, we announced the completion of a thorough portfolio review and the subsequent decision to close 126 underperforming stores in the U.S. and to convert 42 Bloom and 22 Bottom Dollar Food stores to Food Lion. In addition, we decided to retire the Bloom brand and to focus on a roll-out of Bottom Dollar Food stores in markets that provide the greatest opportunity for growth such as in the Philadelphia and Pittsburgh areas.

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

The opening of new stores is largely unconstrained by regulation in most of the states where Food Lion and Sweetbay operate. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the states in which we are active. Most of our U.S. stores are open 17 to 18 hours a day and seven days a week.

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private brands. Food Lion and Harvey’s offer between 15,000 and 20,000 stock-keeping units (“SKUs”) in their supermarkets, Bloom between 21,000 and 25,000 SKUs, Bottom Dollar Food between 6,000 and 8,000 SKUs, Sweetbay between 28,000 and 42,000 SKUs and Hannaford between 25,000 and 46,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. Hannaford, Food Lion and Sweetbay feature a strong organic and natural food department, Nature’s Place, in their stores. In Florida, our Sweetbay Supermarket concept strongly focuses on fresh products and specialty foods.

Private brand products. Each of our principal U.S. banners offers their own line of private brand products. The Food Lion, Hannaford and Sweetbay private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brand brands, reducing the cost of goods sold for private brand brands and strengthening the margins for these products. Revenues from private brand products represented 25.7%, 27.9% and 27.4% of Food Lion’s, Hannaford’s and Sweetbay respective revenues in fiscal year 2011. As of December 31, 2011, Food Lion carried more than 5,100 private brand SKUs, Hannaford approximately 6,170 private brand SKUs and Sweetbay offered more than 5,000 SKUs under its private brand program. We have a common three-tier private brand program in our U.S. operations, including a premium brand, a house brand and a value line as well as category-specific private brand lines for organic products, general merchandise and prepared meals. In the second quarter of 2011, we introduced My Essentials, a new value line of private brands that replaces the Smart Option assortment.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 85% of revenues at Food Lion in 2011. During the fiscal year ended December 31, 2011, approximately 14.9 million households actively used the MVP program.

Pharmacies. As of December 31, 2011, there were 143 pharmacies in Hannaford stores, 78 in Sweetbay stores, 40 in Food Lion stores, 27 in Harveys stores and six in Bloom stores.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales), providing our customers with quality products and services at competitive prices. In 2011, we had revenues of €4.8 billion in Belgium and the Grand Duchy of Luxembourg, an increase of 0.9% over 2010. Comparable store sales evolution was -0.6% in an environment with very low internal inflation and decreasing consumer confidence. Delhaize Belgium ended the year 2011 with a 25.8% market share (source: AC Nielsen), a decrease of 46 basis points compared to 2010. At the end of 2011, we employed approximately 17,000 people in Belgium and the Grand Duchy of Luxembourg.

Sales network. In Belgium and the Grand Duchy of Luxembourg our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores to which we sell wholesale goods). As of December 31, 2011, our sales network consisted of 821 stores in Belgium and the Grand Duchy of Luxembourg, a net increase of 16 stores since 2010.

The network included 376 supermarkets under the Delhaize “Le Lion”, AD Delhaize and Red Market banners, 308 smaller conveniently located stores primarily under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners. It also included 137 pet food and products stores operated under the Tom & Co. banner. At the end of 2011, we operated 44 stores in the Grand Duchy of Luxembourg.

Supermarkets. The supermarkets that are company-operated in Belgium and the Grand Duchy of Luxembourg carry the Delhaize “Le Lion” banner. At the end of 2011, there were 141 company-operated supermarkets of which 23 supermarkets were remodeled in 2011. A Delhaize “Le Lion” supermarket offers around 17,000 SKUs, depending on its size.

The AD Delhaize supermarkets are affiliated stores, operated by independent retailers to whom we sell our products at wholesale prices. The AD Delhaize supermarkets have an average size of 1,125 square meters and offer approximately 12,000 SKUs.

Red Market. At the end of 2011, Delhaize Group operated seven Red Market stores in Belgium. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 5,700 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned.

Proximity stores. Our network of proximity stores in Belgium and the Grand Duchy of Luxembourg consisted of 308 stores under the Delhaize City, Proxy Delhaize and Shop ‘n Go banners at the end of 2011. The Delhaize City stores are mostly company-operated proximity stores targeting primarily urban customers. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters and offer approximately 6,500 SKUs. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet, telephone or fax. As of December 31, 2011, Caddy-Home delivered in 17 cities throughout Belgium, offering approximately 5,400 SKUs to customers. In 2009, Delhaize Belgium launched Delhaize Direct, allowing customers to order their groceries through the Internet and pick them up at their local store. By the end of 2011, 97 stores were equipped with Delhaize Direct.

Specialty stores. Tom & Co. is a specialty chain focusing on food and accessories for pets. At the end of 2011, the large majority of the 137 Tom & Co. stores were operated under franchise agreements with independent operators.

Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, we face competition from national retailers in Belgium, such as Colruyt and Mestdagh.

Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. In Belgium, we focus on providing consistently competitive prices supplemented with regular promotions. In early 2007, Delhaize Belgium had its price comparison methodology certified by an independent consumer organization.

Belgian law requires that permits be obtained for the opening and extension of stores exceeding certain sizes (always above 400 square meters selling area). Operating hours are regulated and company-operated stores cannot open on Sunday, except in a small number of designated tourist zones.

Assortment. Our supermarkets in Belgium and the Grand Duchy of Luxembourg sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and nonfood items such as health and beauty care and other household and personal products.

Management believes that we are a market leader in Belgium for prepared meals. In Belgium, we have also developed a large range of organic products. At the end of 2008, Delhaize Belgium introduced Eco-line, an assortment of environmentally friendly detergents.

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 6,000 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2011, private brand sales under our brand accounted for approximately 55% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2011, the “365” offering included approximately 500 SKUs in Belgium and accounted for approximately 4% of revenues. In 2007, we rolled out a second pan-European private brand after “365,” called “Care.” The “Care” assortment includes a large variety of general merchandise and health and beauty products.

Loyalty Card. Our stores in Belgium use a loyalty card known as the Plus card, which was used by customers for approximately 92% of total sales in Delhaize “Le Lion” supermarkets in 2011. The Plus card also provides benefits for shoppers at our other stores in Belgium. We have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Southeastern Europe & Asia

Overview. In 2011, Delhaize Group combined the newly acquired Maxi-operations in five countries in the Balkans with the existing activities of Alfa Beta in Greece and Mega Image in Romania, including Super Indo in Indonesia, in the South Eastern Europe & Asia (SEE & Asia) segment. With €2.5 billion, this segment represented in 2011 11.6% of the total Group turnover. In 2011, revenues of the Southeastern Europe and Asia segment increased by 32.0% (+32.1% at identical exchange rates), mainly as a result of the Delta Maxi acquisition and to a lesser extent as a result of revenue growth in Greece despite a difficult economic environment, as well as excellent revenues in Romania and store openings throughout the segment. In Greece, Alfa Beta’s market share increased throughout the year while the overall Greek food retail market has been under strong pressure. Alfa Beta’s market share increased by 120 basis points to 19.3% (source: AC Nielsen).

Sales network. At year-end, the Southeastern Europe and Asia sales network of Delhaize Group included 937 stores, 569 more than at the end of 2010 including 492 Maxi stores (485 acquired and a net addition of seven stores since August 1, 2011), 28 additional stores in Greece, 33 in Romania and 16 in Indonesia.

Greece. As of December 31, 2011, Alfa Beta had 251 stores, of which 170 directly operated supermarkets under the Alfa Beta banner, 12 cash & carry stores under the ENA banner, 25 AB City stores and served 44 affiliated stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2011, Alfa Beta employed approximately 10,400 people.

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

Romania. We own 100% of Mega Image since 2004. As of December 31, 2011, Mega Image operated 105 supermarkets in Romania and employed approximately 4,300 people. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2011, Mega Image accelerated its expansion with the opening of 33 new stores. Mega Image’s stores all offer the private brand ranges “365”, “Care” and the house brands available at Delhaize Belgium and Alfa Beta.

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Super Indo LLC, an operator of 11 stores at that time. We were operating 89 stores as of December 31, 2011, employing almost 5,200 associates. We own 51% of Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania. On July 27, 2011, we acquired 100% of Delta Maxi, a Serbian food retailer present in five Balkan countries. At year-end 2011, we operated 366 stores in Serbia, 44 in Bosnia and Herzegovina, 42 in Bulgaria, 22 in Montenegro and 18 in Albania. We had approximately 11,000 employees in Serbia, 2,400 in Bulgaria, 1,200 in Bosnia and Herzegovina, 700 in Montenegro and 500 in Albania.

DESCRIPTION OF PROPERTY

Store Ownership of Sales Network (as of December 31, 2011)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	221	666	763	—	1,650
Belgium	151	33	198	439	821
Southeastern Europe & Asia	323	—	570	44	937
Total	695	699	1,531	483	3,408

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.

The majority of our company-operated stores are leased, with lease terms (including reasonably certain renewal options) generally ranging from 1 to 40 years and with renewal options ranging from 3 to 36 years. At the end of 2011, we operated 12 warehousing and distribution facilities (totaling approximately 949,000 square meters or approximately 10.2 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2011, we owned 151 of our stores (or 18.4% of our total Belgian sales network), owned six of our seven principal distribution centers (one out of the seven is partly owned) and leased our two ancillary distribution centers (external distribution centers managed by an external company). At December 31, 2011, we owned 323 stores and nine distribution centers and leased 614 stores and five distribution centers in our Southeastern Europe and Asia segment.

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

INTRODUCTION

This discussion is intended to provide information that will assist the reader in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary causes for those changes, as well as how certain accounting principles affect our financial statements. The discussion also includes information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of our operations as a whole.

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2011, 2010 and 2009, included under Item 18 in this document. The consolidated financial statements referred to, were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2011. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective, which are included under Item 18 in this document.

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

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our wholly-owned U.S. subsidiaries ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2011, 2010, and 2009 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 31, 2011, 52 weeks ended January 1, 2011 and 52 weeks ended January 2, 2010, respectively. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e., those over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong local companies benefiting from and contributing to our Group’s strength, expertise and successful practices.

In 2011, almost 90 percent of our consolidated revenues were generated through the operation of retail food supermarkets in the United States, Europe and Indonesia. We also sell consumer products at wholesale, mainly to franchised stores and affiliated stores. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses.

Our financial results are influenced by various factors such as cost of goods, inflation, deflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

Operations

At the end of 2011, our store network totaled 3,408 stores. Our sales network consists primarily of retail food supermarkets, and also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food products to commercial customers. Approximately 80% of our stores are company-operated and 20% are operated as affiliated or franchised stores.

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

In 2011, our operations were comprised of three segments:

•

United States. Our U.S. business is the largest segment, accounting for 65% of our 2011 revenues. At the end of 2011, we operated 1,650 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bloom, Bottom Dollar Food, Harveys and Reid’s.

•

Belgium. Belgium is our historical home market. At the end of 2011, our Delhaize Belgium sales network (including Belgium and the Grand Duchy of Luxembourg) consisted of 821 stores operating under different banners. The segment accounted for 23% of revenues for the year ended December 31, 2011.

•

Southeastern Europe and Asia. As of the first quarter of 2011, the segments Greece and Rest of the World have been combined to become Southeastern Europe and Asia. This segment also comprises our new operations in Serbia, Bulgaria, Albania, Bosnia and Herzegovina and Montenegro resulting from the acquisition of Delta Maxi in July 2011. At the end of 2011, we operated 937 stores throughout the segment, representing 12% of our revenues.

2011 Financial Result

In 2011, we had:

•	Revenues of €21.1 billion, an increase of 1.3% compared to 2010 despite the weakening of the U.S. dollar against the euro by 4.8% compared to 2010 and partly due to the acquisition of Delta Maxi;

•	Impairment charges totaling €135 million in 2011 compared to €14 million in 2010, mainly resulting from our store portfolio review in the U.S.;

•	Operating margin of 3.8%, lower than the 2010 operating margin of 4.9%;

•	Net financial expenses of €181 million, €22 million lower than 2010; and

•	Group share in net profit of €475 million, a decrease of 17.4% compared with 2010.

In October 2011, we completed the public offering of our 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg in a principal amount of €400 million. The retail bond was issued on October 18, 2011 and is listed on NYSE Euronext Brussels.

On July 27, 2011, we acquired 100% of the shares and voting rights of Delta Maxi, a food retailer which, at acquisition date, operated 485 stores and seven distribution centers in five countries in Southeastern Europe. The acquisition price was €933 million (enterprise value), including net debt and other customary adjustments of €318 million, resulting in a total purchase price of €615 million, which is subject to customary purchase price adjustments but not any earn-out or similar clauses. Delta Maxi is consolidated into our consolidated financial statements as of August 1, 2011 and is included in the Southeastern Europe & Asia segment. We incurred approximately €11 million acquisition-related costs that were included in selling, general and administrative expenses in the “Corporate” segment.

Further information regarding acquisitions and divestitures can be found in Notes 4 and 5 of our consolidated financial statements, included under Item 18 in this document.

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

The preparation of the consolidated financial statements in conformity with IFRS requires that we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions, although based on historical and other factors that we believe to be reasonable under the circumstances, inherently contain some degree of uncertainty. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist us in our evaluation, with the final decision remaining with us. By definition, actual results may and will often differ from these estimates under different assumptions and conditions. In the past, our estimates generally have not deviated materially from actual results.

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

Testing retail stores for impairment is significantly impacted by estimates of future operating cash flows, discount rates and estimates of fair values. Future cash flows are estimated using our past experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair values based on our experience and knowledge of the real estate markets where our stores are located and sometimes use independent third-party appraisers to help estimate the fair values of the stores.

We believe the assumptions we use are reasonable, however, as indicated above, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows will have a potential impact on the determination of the recoverable amount and by that the impairment losses. For example, a 200 basis point increase in the sales growth assumption used in the cash flow projections would not have resulted in fewer stores being identified for impairment, and would also not have decreased the impairment losses recognized. On the other hand, a 200 basis point decrease in the sales growth assumption used in the cash flow projections would have resulted in five additional stores being identified for impairment, and would have increased the impairment losses of the year by an amount less than €1 million.

Goodwill and Intangible Assets

In accordance with our accounting policies, we conduct an annual impairment assessment for goodwill and intangible assets with indefinite useful lives in the fourth quarter of each year and, in addition, whenever events or circumstances indicate that impairment may have occurred.

The impairment calculation for goodwill involves comparing the recoverable amount of the cash generating unit (“CGU”) that is benefiting from the synergies of the underlying business combination, with its carrying value, including goodwill. The recoverable amount of the cash generating unit is determined based on the higher of value in use (“VIU”) calculations and the fair value less cost to sell (“FVLCTS”). The value in use calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using estimated growth rates. The assumptions applied for our most significant CGUs are described in Note 6 to our consolidated financial statements, included under Item 18 to this document. Goodwill relating to our U.S. CGUs was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple approach to determine FVLCTS and discounted cash flows models to establish the VIU. An impairment loss is recorded if the carrying value exceeds the recoverable amount. Goodwill impairments are never reversed.

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

The assumptions employed represent our best estimates of future developments, and we are of the opinion that no reasonably possible change in any of the key assumptions mentioned would cause the carrying value of the significant cash generating units to materially exceed their recoverable amounts. For information purposes only, an increase of 100 basis points in the discount rate applied and a simultaneous reduction of the terminal growth rate by 50 basis points would have decreased the total value in use by €3.0 billion in 2011 and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

Trade receivables

We maintain an allowance for doubtful trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of that allowance, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness, changes in customer payment terms and insurance coverage, if any. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. Due to our large and unrelated customer and vendor base, and as there are no individually significant outstanding amounts, we are not exposed to any concentrations of credit risk.

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

In addition, we are subject to periodic audits and examinations by tax authorities. The assessment of our tax position relies on the judgment of management to estimate the exposures associated with our various filing positions. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we believe it is unlikely that any potential tax exposures, in excess of the amounts currently recorded as liabilities in our consolidated financial statements, would be material to our future financial condition or results of operations.

Leases

As disclosed in Note 8 to our consolidated financial statements, included under Item 18 in this document, the vast majority of our stores operate in leased premises. According to IFRS, leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to us. All other leases are classified as operating leases. Stores operated under finance lease contracts are recognized as assets and liabilities in the balance sheet, with interest and depreciation charges impacting the income statement. Operating lease contracts result in rent payments being charged to the income statement on a straight-line basis, with no assets or liabilities recognized in the balance sheet. A different classification of a lease agreement will therefore significantly impact our balance sheet.

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

Self Insurance

As explained in Note 20.2 to our consolidated financial statements, included under Item 18 of this document, in the United States we are self-insured for workers compensation, general liability, vehicle accident and pharmacy claims up to a certain retention and we hold excess-insurance contracts with external insurers for any costs in excess of these retentions.

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

Share-Based Payments

We have equity-settled share-based compensation plans covering employees in the United States and Europe. The fair value of the employee-related services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton option pricing model, except for the restricted stock unit awards for which the fair value is based on the share price on the date of grant. The resulting cost is charged to the income statement over the vesting period of the related share-based awards. Compensation expense is adjusted to reflect expected and actual levels of vesting.

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

The estimates are based on past experience and are reviewed regularly to ensure that accrued amounts continue to reflect our best estimate of the outstanding commitments. By the nature of such estimates, the actual amounts recorded may differ. Adjustments to closed store provisions and other exit costs primarily relate to changes in subtenant income and actual exit costs. Such adjustments are made in the period in which the change becomes known. Any excess store closing provision remaining upon settlement of the obligation is reversed in the period that such settlement is determined.

Calculating the estimated store closing losses requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sub-lessees, and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resulting demand for commercial property. Finally, applying an appropriate discount rate on the estimated long-term cash flow projection requires the application of judgment.

Varying the discount rate applied by 200 basis points would have resulted in an immaterial increase / decrease of expenses charged to profit or loss for 2011 store closing activities and increased / decreased the total closed store provision by €3 million.

Supplier Allowances

We receive allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introductions and volume incentives. Allowances for in-store promotions, co-operative advertising and volume incentives are included in cost of inventory and recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by us to sell the vendor’s product. Such reimbursements are recorded as a reduction in selling, general and administrative expenses. Income from new product introductions constitutes an allowance received to compensate us for costs incurred for product handling and are recognized over the product introduction period in cost of sales.

In certain cases, estimating rebates received from third-party vendors requires us to make assumptions and judgments regarding specific purchase or sales levels and to estimate related inventory turnover. We regularly review the relevant significant assumptions and estimates and make adjustments as necessary. Although we believe the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on future cost of sales.

Amounts owed to us under these arrangements are subject to counterparty credit risk. In addition, the terms of the contracts covering these programs can be complex and subject to interpretation, which can potentially result in disputes.

We provide an allowance for uncollectible amounts and to cover disputes in the event that our interpretation of the contract terms differs from that of vendors and vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of the vendors, specific information regarding disputes and historical experience, and changes to these factors could impact these allowances.

Defined Benefit Plans

Approximately 20% of our employees are covered by defined benefit plans, which typically define an amount of benefit that an employee will receive upon retirement, usually depending on factors such as age, years of service and similar criteria. Such plans are either funded or unfunded and our net liability recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, adjusted by any unrecognized past service costs.

Calculating the net pension liability involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future, as detailed in Note 21.1 to our consolidated financial statements, as included under Item 18 of this document. We review all significant assumptions periodically, which are based on observable market inputs and historical experience.

Differences between estimates and actual outcomes and changes in assumptions represent actuarial gains and losses, which are fully recognized in the period they occur in the statement of other comprehensive income, being a component of equity, and impact immediately the net pension liability. However, such actuarial gains or losses do not have an immediate impact on our future contributions to the pension plan. In the event that changes in the key assumptions applied to estimate the annual pension costs are required, the future amounts of the pension benefit costs may be materially affected.

SELECTED RESULTS OF OPERATIONS

Overview

During 2011, our revenues increased 1.3% compared 2010. During 2010, our revenues increased 4.6% compared to 2009. In 2011, there was a negative translation effect in our sales as a result of the weakening of the U.S. dollar against the euro by 4.8% compared to 2010. In 2010, there was a positive translation effect in our sales as a result of the strengthening of the average rate of the U.S. dollar against the euro by 5.2% compared to 2009. The translation effect is the effect of fluctuations in the exchange rates in the functional currencies of certain of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2011 revenue growth at identical exchange rates was calculated by converting 2011 revenues of our U.S., Romanian and Indonesian operations at the 2010 average exchange rates. For our acquired activities in the Balkan areas (floating currencies in Serbia and Albania), we used the opening rate of August 1, 2011 to calculate data at identical exchange rates.

We ended 2011 with a sales network of 3,408 stores, an increase of 608 stores compared to 2010. We ended 2010 with a sales network of 2,800 stores, an increase of 68 stores compared to 2009.

Net profit attributable to equity holders of our company (our company share in net profit) for 2011 decreased by 17.4% compared with our company share in net profit for 2010. This decrease in 2011 was mainly a result of a lower operating profit partly offset by lower income taxes and lower net financial expenses. Net profit attributable to equity holders of our company for 2010 increased by 11.7% compared with our company share in net profit for 2009. This increase in 2010 was mainly a result of a higher operating profit partially offset by higher income taxes and a lower result from discontinued operations.

	Year Ended December 31,
	2011	2010	2009
	(in millions of euros)
Revenues	21,119	20,850	19,938
Gross profit(1)	5,363	5,353	5,125
Other operating income	118	85	78
Selling, general and administrative expenses	(4,500)	(4,394)	(4,192)
Other operating expenses	(169)	(20)	(69)
Operating profit	812	1,024	942
Net financial expenses(2)	(181)	(203)	(202)
Profit before taxes and discontinued operations	631	821	740
Income tax expense	(156)	(245)	(228)
Net profit from continuing operations	475	576	512
Result from discontinued operations (net of tax)	—	(1)	8
Group share in net profit	475	574	514

(1)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2011		2010		2009
	€	%	€	%	€	%
	(in millions, except percentages)
United States	13,815	65.4	14,187	68.1	13,618	68.3
Belgium	4,845	23.0	4,800	23.0	4,616	23.1
Southeastern Europe and Asia	2,459	11.6	1,863	8.9	1,704	8.6
Total	21,119	100.0	20,850	100.0	19,938	100.0

Revenues increased 1.3% for 2011 compared to 2010, negatively impacted by the weakening of the U.S. dollar by 4.8% against the euro. Revenue growth was 4.6% at identical exchange rates. This growth was the result of the acquisition of Delta Maxi (a total of 492 stores at year-end 2011), a net increase in the sales network in our other operations of 116 stores and a comparable store sales growth of 0.7% in the U.S., partially offset by a negative comparable store sales evolution of -0.6% in Belgium. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects.

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

United States

Revenues decreased 2.6% for 2011 compared to 2010. This increase was a result of the weakening of the U.S. dollar by 4.8% against the euro. At identical exchange rates, revenues increased by 2.2%. Comparable store sales evolution was 0.7% in 2011 impacted by challenging economic conditions, especially in Southeastern U.S., with food inflation particularly high in the second half of the year. We finished 2011 with 1,650 supermarkets in the U.S., an addition of 23 stores in comparison to 2010, of which 13 were Bottom Dollar Food stores.

Revenues increased 4.2% for 2010 compared to 2009. This increase was a result of the strengthening of the U.S. dollar by 5.2% against the euro. At identical exchange rates, revenues decreased by 1.0%. Comparable store sales evolution was negative 2.0% in 2010 impacted by prudent consumer spending and a competitive environment which stayed very promotional, especially in the second quarter. We finished 2010 with 1,627 supermarkets in the U.S. In 2010, we opened 40 new stores in the U.S. including 16 Bottom Dollar Food stores and closed 20 stores. This resulted in a net increase of 20 stores.

Belgium

Revenues increased by 0.9% for 2011 over 2010. This increase was the result of a net increase of 16 stores and VAT refunds amounting to €15 million partly offset by a comparable store sales decline of 0.6%. In 2011, Delhaize Belgium was negatively impacted by low consumer confidence and low retail inflation. Delhaize Belgium ended the year 2011 with a 25.8% market share (source: AC Nielsen), a decrease of 46 basis points compared to 2010.

Revenues increased by 4.0% for 2010 over 2009. This increase was the result of a comparable store sales growth of 3.2% and a net increase of 13 stores in 2010. In 2010, Delhaize Belgium continued to benefit from consecutive waves of price investments which started three years ago, supported by strong communication and targeted promotional activities. Delhaize Belgium ended the year 2010 with a 26.3% market share (source: AC Nielsen), an increase of 61 basis points compared to 2009.

Southeastern Europe and Asia

Revenues increased by 32.0% for 2011 over 2010 (+7.3% excluding Delta Maxi) primarily driven by the acquisition of Delta Maxi and store openings across the segment. In 2011, the number of stores in the segment increased by 569 to a total of 937 stores of which 492 were Maxi stores.

Revenues increased by 9.4% for 2010 over 2009 primarily driven by 35 additional stores and totaling 368 stores at the end of 2010.

Gross Profit

	Year Ended December 31,
	2011		2010		2009
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,766	27.3	3,915	27.6	3,801	27.9
Belgium	1,020	21.0	997	20.8	926	20.0
Southeastern Europe and Asia	577	23.5	441	23.7	398	23.4
Total	5,363	25.4	5,353	25.7	5,125	25.7

Gross profit increased by 0.2% for 2011 compared to 2010 (increase of 3.7% at identical exchange rates). Gross margin decreased 28 basis points in 2011 in comparison to 2010. In the U.S., gross margin decreased by 33 basis points from 27.6% to 27.3% primarily as a result of price investments especially at Food Lion, partly offset by procurement savings. At Delhaize Belgium, gross margin increased by 28 basis points from 20.8% to 21.0% as a result of €15 million VAT refunds and better supplier terms which were used to fund price investments. Gross margin for the Southeastern Europe and Asia segment decreased by 22 basis points due to the lower margin of Maxi. Excluding Maxi, gross margin for the segment increased by 65 basis points resulting from better supplier terms partly offset by price investments.

Gross profit increased by 4.4% for 2010 compared to 2009 (increase of 0.6% at identical exchange rates). Gross margin stayed stable at 25.7% in 2010 in comparison to 2009. In the U.S., gross margin decreased by 32 basis points from 27.9% to 27.6% primarily as a result of price investments at Food Lion which began at the beginning of 2010. At Delhaize Belgium, gross margin increased by 72 basis points from 20.0% to 20.8% as a result of better supplier terms and lower logistics costs. Gross margin for Southeastern Europe and Asia increased by 31 basis points, resulting from better supplier terms partly offset by price investments.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly waste recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income increased by 38.9% to €118 million for 2011 compared to 2010. This increase is mainly due to an insurance reimbursement related to tornado damages, higher rental income and more waste recycling income, all at Delhaize America.

Other operating income increased by 9.4% to €85 million for 2010 compared to 2009. This increase is mainly due to higher income from waste recycling activities as a result of higher prices for paper (€23 million in 2010 compared to €11 million in 2009).

Selling, General and Administrative Expenses

	Year Ended December 31,
	2011		2010		2009
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,142	22.7	3,189	22.5	3,046	22.4
Belgium	814	16.8	795	16.5	772	16.7
Southeastern Europe and Asia	504	20.5	377	20.3	346	20.3
Corporate	40		33		28
Total	4,500	21.3	4,394	21.1	4,192	21.0

Selling, general and administrative expenses (“SG&A”) increased by 2.4% for 2011 compared to 2010 (increase of 6.0% at identical exchange rates). SG&A as a percentage of revenues increased by 24 basis points to 21.3%. In the U.S., SG&A as a percentage of U.S. revenues increased by 27 basis points to 22.7% of revenues mainly due to the impact of limited sales growth, partly offset by a cost reduction efforts. At Delhaize Belgium, SG&A expenses increased by 24 basis points to 16.8% of Belgian revenues mainly due to the negative impact of automatic salary indexation, partly offset by cost reduction efforts. In the Southeastern Europe and Asia segment, SG&A increased by 25 basis points to 20.5% of related revenues mainly as a result of higher taxes in Greece due to austerity measures and higher rents due to new store openings. At Corporate, SG&A includes €11 million costs related to the acquisition of Delta Maxi.

SG&A increased by 4.8% for 2010 compared to 2009 (almost flat at identical exchange rates). SG&A as a percentage of revenues increased by 5 basis points to 21.1%. In the U.S., SG&A as a percentage of revenues increased by 11 basis points to 22.5% of revenues driven by higher depreciation, amortization and advertising expenses, as well as the impact of lower revenues, partly offset by cost reduction efforts. At Delhaize Belgium, SG&A expenses decreased by 17 basis points to 16.5% of revenues mainly due to the impact of higher revenues and cost reduction efforts. In the Southeastern Europe and Asia segment, SG&A decreased 5 basis points.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating stores, including losses on disposal of property, plant and equipment, impairment losses, store closing expenses and restructuring charges.

Other operating expenses amounted to €169 million in 2011 and increased by €149 million compared to 2010. The 2011 results included €135 million impairment charges (€14 million in 2010). During the fourth quarter of 2011, we performed a thorough review of our store portfolio (“Portfolio Review”) and concluded that 146 underperforming stores would be closed during the first quarter of 2012. We recorded €127 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, seven Bloom and six Bottom Dollar stores), one distribution center and several investment properties, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet.

Other operating expenses amounted to €20 million in 2010 and decreased by 71.7% compared to 2009. The 2009 result included a restructuring charge of €21 million and store closing and impairment charges of €23 million, both in the U.S., while an impairment charge of €14 million mainly relating to underperforming stores was recorded in 2010.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by segment:

	Year Ended December 31,
	2011		2010		2009
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	534	3.9	753	5.3	729	5.4
Belgium	243	5.0	236	4.9	185	4.0
Southeastern Europe and Asia	80	3.3	68	3.7	58	3.4
Corporate	(45)		(33)		(30)
Total	812	3.8	1,024	4.9	942	4.7

Our operating margin for 2011 decreased to 3.8% compared to 4.9% in 2010. The operating margin of the U.S. operations decreased from 5.3% in 2010 to 3.9% in 2011 driven by impairment charges related to the Portfolio Review and price investments partly offset by procurement savings. The operating margin of the Belgian operations increased slightly from 4.9% in 2010 to 5.0% in 2011 primarily due to €15 million VAT refunds, favorable supplier terms and cost reductions partly offset by the negative impact of salary indexation and additional price investments. In 2011, the operating margin of the Southeastern Europe and Asia segment decreased from 3.7% in 2010 to 3.3% in 2011 as a result of the integration of Maxi (excluding Maxi, operating margin would have been 3.9%, increasing 19 basis points vs. 2010 driven by a higher gross margin partly offset by higher SG&A as a percentage of revenues).

Our operating margin for 2010 increased to 4.9% compared to 4.7% in 2009. The operating margin of the U.S. operations decreased slightly from 5.4% in 2009 to 5.3% in 2010 driven by the price repositioning effort at Food Lion and the impact of lower revenues partly offset by the impact of the U.S. restructuring, store closing and impairment charges recorded in 2009 and cost reduction efforts. The operating margin of the Belgian operations increased from 4.0% in 2009 to 4.9% in 2010 driven primarily by favorable supplier terms, the impact of higher revenues and cost reductions. In 2010, the operating margin of the Southeastern Europe and Asia segment increased from 3.4% in 2009 to 3.7% in 2010 driven by a higher gross margin and fairly stable SG&A as a percentage of revenues.

Operating profit decreased by 20.8% to €812 million for 2011 compared to 2010. At identical exchange rates, operating profit decreased 18.1%.

Operating profit increased by 8.7% to €1,024 million for 2010 compared to 2009. At identical exchange rates, operating profit increased 4.7%.

Net Financial Expenses

	Year Ended December 31,
	2011		2010		2009
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	204	1.0	215	1.0	208	1.0
Income from investments	23	0.1	12	0.1	6	0.0
Net financial expenses	181	0.9	203	1.0	202	1.0

Net financial expenses during 2011 were €22 million below 2010 and represented, as a percentage of revenues, 0.9% in 2011 and 1.0% in 2010. At identical exchange rates, net financial expenses decreased by €16 million mainly due to fair value gains on derivatives, gains on the disposal of financial assets, the positive impact of the 2010 bond exchange and a $50 million bond reimbursement in April 2011, partly offset by the financing of the acquisition of Delta Maxi.

Net financial expenses during 2010 were slightly higher than 2009 and represented, as a percentage of revenues, 1.0% in 2010 and 2009. At identical exchange rates, net financial expenses decreased by €7 million mainly due to the positive impact of the 2010 debt exchange and of the 2009 bond refinancing, higher income on financial investments and lower interest rates on our floating rate debt denominated in U.S. dollars.

Income Tax Expense

	Year Ended December 31,
	2011		2010		2009
	€	Effective tax rates	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	156	24.7%	245	29.8%	228	30.8%
Income tax expense from discontinuing operations	—		—		—
Total income tax expense	156	24.7%	245	29.8%	228	30.4%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 24.7%, 29.8% and 30.8% for 2011, 2010 and 2009, respectively. The effective tax rate for continuing operations for 2011 decreased by 5.14 percentage points in comparison to 2010, mainly as a result of the lower weight of our U.S. operations due to the recorded impairment charges. The effective tax rate for continuing operations for 2010 decreased by 94 basis points in comparison to 2009, mainly as a result of the organizational restructuring impact in the U.S. implemented in 2009 and the debt exchange in the fourth quarter of 2010.

The effective tax rate (including discontinued operations) was 24.7%, 29.8% and 30.4% for 2011, 2010 and 2009, respectively. The effective tax rates differ from the effective tax rate for continuing operations in 2009 because the result from discontinued operations included a non-taxable gain in 2009, which is related to the divestiture of our German operations. We refer to Note 22 in Item 18 for a reconciliation of our Belgian statutory income tax rate of 34% to our effective income tax rate.

We continue to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2010 and 2011, we expect continued audit activity in 2012. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Result from Discontinued Operations

In 2011, there was no result from discontinued operations, net of tax.

In 2010, the result from discontinued operations, net of tax, amounted to a loss of €1 million.

In 2009, the result from discontinued operations, net of tax, amounted to a profit of €8 million mainly due to the gain on the divestiture of our German operations that were sold during the third quarter of 2009.

Net Profit Attributable to Equity Holders of Delhaize Group

The lower operating profit partly offset by lower income taxes and lower net financial expenses resulted in a 17.4% decrease in net profit attributable to equity holders of our company (our company share in net profit) for 2011 compared to 2010.

The positive result from a higher operating profit partly offset by higher income taxes and a lower result from discontinued operations resulted in an 11.7% increase in net profit attributable to equity holders of our company (our company share in net profit) for 2010 compared to 2009.

LIQUIDITY AND CAPITAL RESOURCES

We had €432 million of cash and cash equivalents as of December 31, 2011, compared to €758 million at December 31, 2010. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt, for working capital needs, the payment of dividends and for financing acquisitions. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,106 million, €1,317 million and €1,176 million during 2011, 2010 and 2009, respectively. The decrease in 2011 over 2010 was primarily due to a lower net profit (€100 million), lower income tax and net finance expenses (€112 million) and higher cash used in operating assets and liabilities (€196 million in 2011 compared to €67 million in 2010 primarily due to reducing overdue supplier balances at Maxi) partly offset by higher impairment expenses (€121 million) due primarily to the Portfolio Review. The increase in 2010 over 2009 was primarily due to a higher net profit (€60 million), higher depreciation and amortization (€60 million) and lower tax payments (€58 million income taxes paid in 2010 compared to €248 million in 2009). This was partly offset by unfavorable changes in operating assets and liabilities (a negative €67 million in 2010 versus €92 million in 2009) resulting from higher receivables from affiliated stores at Delhaize Belgium and major improvements in working capital realized in 2009.

Investing Activities

Net cash used in investing activities was €1,265 million for 2011, compared to €665 million during 2010 and €555 million for 2009. The increase in 2011 is primarily due to higher amounts for business acquisitions (increase of €572 million resulting from the acquisition of Delta Maxi) and capital expenditures that were €102 million higher than in 2010. The increase in 2010 is mainly due to capital expenditures that were €140 million higher than in 2009, partly offset by lower amounts for business acquisitions.

Capital Expenditures

Capital expenditures were €762 million for 2011 compared with €660 million for 2010 and €520 million for 2009. The increase of 15.5% in 2011 (18.7% increase at identical rates) is mainly a result of additional store openings in Southeastern Europe and Asia and the start of the construction of a new automated distribution center in Belgium. The increase of 26.8% in 2010 (22.7% increase at identical exchange rates) is mainly a result of the delayed spending in 2009 on store remodeling activity in the U.S.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2011	2010	2009
	(amounts in millions of euros)
United States	416	410	331
Belgium	142	128	115
Southeastern Europe and Asia	185	113	70
Corporate	19	9	4
Total	762	660	520

Capital Expenditures by Type

	Year Ended December 31,
	2011		2010		2009
	€	% of capital expenditure	€	% of capital expenditure	€	% of capital expenditure
	(in millions, except percentages)
New stores	231	30.3	196	29.7	179	34.4
Remodeling existing stores	185	24.3	167	25.3	112	21.6
Other	346	45.4	297	45.0	229	44.0
Total	762	100.0	660	100.0	520	100.0

In 2011, we remodeled or expanded 66 supermarkets in the U.S. (compared to 72 in 2010) and 23 supermarkets were remodeled in Belgium (18 in 2010). The other capital expenditures mainly relate to capital spending for information technology, logistics and distribution.

Business Acquisitions

Our growth strategy includes selective acquisitions. During 2011, we entered into one significant and several small agreements. The small agreements allowed for the acquisition of 17 individual stores in various parts of the world, and the total consideration transferred during 2011 for these transactions was €16 million and resulted in an increase of goodwill of €10 million, which mainly represented expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, which are expected to produce all resulting in synergy effects for the Group.

In addition, we made a final payment of €1 million during 2011 related to the acquisition of stores which occurred in 2010.

Acquisition of Delta Maxi

On July 27, 2011, we acquired 100% of the shares and voting rights of Delta Maxi for an amount of €933 million (enterprise value), including net debt and other customary adjustments of €318 million, resulting in a total purchase price of €615 million, which is subject to customary purchase price adjustments, but not any earn-out or similar clauses. At December 31, 2011, the total consideration transferred amounts to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million is held in escrow by the seller and (ii) €20 million held in escrow by us. The acquired business, in combination with our existing operations in Greece and Romania, will make us a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and seven distribution centers in five countries in Southeastern Europe. Delta Maxi is included in our consolidated financial statements as of August 1, 2011 and is part of our Southeastern Europe & Asia segment. We incurred approximately €11 million acquisition-related costs that have been included in selling, general and administrative expenses in the “Corporate” segment. This transaction is also detailed in Note 4.1 of our consolidation financial statements, included in Item 18 in this document.

Financing Activities

Net cash used in financing activities was €146 million in 2011, compared to cash used in financing activities of €343 million and €496 million in 2010 and 2009, respectively. Net cash used in financing activities decreased by €197 million in 2011 mainly due to additional long-term debt resulting from the issuance of a €400 million retail bond in October 2011 which was primarily used to repay Delta Maxi long-term and short-term debt.

Purchase of non-controlling interests

Subsequent to the acquisition of Delta Maxi end July 2011, we started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, we acquired non-controlling interests of a carrying amount of €14 million. The cash consideration transferred for the acquired non-controlling interests was €10 million. The difference between the carrying amount of non-controlling interests and the fair value of the consideration paid was recognized directly in retained earnings and attributed to the shareholders of the Group for an amount of €4 million.

On May 18, 2009, we announced the launch of a voluntary tender offer for all of the shares of our Greek subsidiary Alfa Beta which were not yet held by any of our consolidated companies. At the end of the tender offer period, we held 89.56% of Alfa Beta shares. During the second half of 2009, we acquired additional shares on the market and at December 31, 2009, we owned 11,451,109 shares (representing 89.93%). We paid €108 million for the additional 24.7% Alfa Beta shares we purchased in 2009.

In March, 2010, we launched a final tender offer to acquire the remaining shares of Alfa Beta at €35.73 per share. After approval from the Hellenic Capital Market Commission of the squeeze-out in July, we own since August 9, 2010, 100% of the voting rights in Alfa Beta. We delisted Alfa Beta from the Athens Exchange as of October 1, 2010. We paid €47 million for the remaining 10.07% of Alfa Beta shares we purchased in 2010.

Long-term debt

In 2011, our long-term debt increased by €131 million. This increase is primarily the combined effect of the issuance of a Delhaize Group 7-year retail bond in principal amount of €400 million in October 2011, which was partly used to early reimburse the existing debt of the acquired Delta Maxi Group (€186 million), the repayment at maturity of a $50 million bond (€38 million) and €53 million finance lease obligations.

In 2010, our long-term debt decreased by €92 million. During 2010, we repaid at maturity a bond of €40 million (issued by Alfa Beta) and €49 million finance lease obligations.

In October 2010, Delhaize Group exchanged $533 million in principal amount of the 9.00% debentures due 2031 and $55 million of the 8.05% notes due 2027 issued by the wholly-owned subsidiary Delhaize America, LLC, for $827 million in principal amount of 5.70% Senior Notes due 2040 issued by Delhaize Group.

In 2009, our long-term debt decreased by €142 million In February 2009, we issued $300 million in principal amount of (€208 million) senior notes with an annual interest rate of 5.875% due 2014. During 2009, we repaid at maturity the outstanding convertible bonds in principal amount of €170 million (2.75% interest), a Eurobond of €150 million (4.625% interest) and finance lease obligations of €45 million.

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes. As of December 31, 2011, 2010 and 2009, € 6 million, €8 million and €9 million in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2011, 2010 and 2009, restricted securities of €9 million, €10 million and €10 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2011, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Bonds, 5.10%, due 2013	80
Senior notes, 5.875%, due 2014	231
Notes, 5.625%, due 2014	541
Bonds, 6.50%, due 2017	345
Retail bond, 4.25%, due 2018	400
Notes, 8.05%, due 2027	53
Debentures, 9.00%, due 2031	208
Senior notes, 5.70%, due 2040	445
Floating term loan, LIBOR 6m + 45bps, due 2012	87
Senior notes, 7.06%, due until 2016	6
Mortgages payable, 8.25%, due until 2016	2
Other debt, 4.50% to 7%, due 2014 to 2031	14
Bank borrowings	1
Total	2,413

The table below provides per currency the expected principal payments (undiscounted) and related interest rates of our long-term borrowings by year of maturity as of December 31, 2011. For the definition of “fair value,” see Note 18.1 to the consolidated financial statements included in this document.

USD denominated debt

(in millions of U.S. dollars)	2012	2013	2014	2015	2016	Thereafter	Fair Value
Notes due 2014	—	—	300	—	—	—	326
Average interest rate	—	—	5.88%	—	—	—	—
Bonds due 2017	—	—	—	—	—	450	529
Average interest rate	—	—	—	—	—	6.50%	—
Notes due 2027	—	—	—	—	—	71	90
Average interest rate	—	—	—	—	—	8.05%	—
Debentures due 2031	—	—	—	—	—	271	373
Average interest rate	—	—	—	—	—	9.00%	—
Notes due 2040	—	—	—	—	—	827	849
Average interest rate	—	—	—	—	—	5.70%	—
Term loan due 2012	113	—	—	—	—	—	113
Average interest rate	1.25%	—	—	—	—	—	—
Senior and other notes	—	—	—	—	9	—	11
Average interest rate	—	—	—	—	7.06%	—	—
Mortgages payable	—	—	—	—	2	—	3
Average interest rate	—	—	—	—	8.25%	—	—
Other debt	—	—	12	—	—	7	19
Average interest rate	—	—	5.50%	—	—	4.50%	—

Euro denominated debt

(in millions of euros)	2012	2013	2014	2015	2016	Thereafter	Fair Value
Bonds due 2013	—	80	—	—	—	—	83
Average interest rate	—	5.10%	—	—	—	—	—
Notes due 2014	—	—	500	—	—	—	547
Average interest rate	—	—	5.63%	—	—	—	—
Bonds due 2018	—	—	—	—	—	400	420
Average interest rate	—	—	—	—	—	4.25%	—
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	2.70%	—	—	—	—	—	—

Debt Covenants for Long-Term Debt

We are subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the notes due in 2014 ($), 2014 (€), 2017 ($), 2027 ($) and 2040 ($) and the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 ($), 2014 (€), 2017 ($) and 2040 ($) notes and 2018 (€) bonds also contain a provision granting their holders the right to redemption at 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. While these long-term debt instruments contain certain accelerated repayment terms, none contains accelerated repayment clauses that are subject solely to changes in our credit rating (“rating event”). None of the debt covenants restrict the abilities of our subsidiaries to transfer funds to the parent.

The term loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2011, 2010 and 2009, we were in compliance with all covenants for long-term debt.

Short-Term Borrowings

On April 15, 2011, Delhaize Group and certain of its subsidiaries, including Delhaize America LLC, entered into a €600 million, five-year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”).

Delhaize America

At that date, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement and joined the New Facility Agreement. Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2011 and no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010 and $50 million (€35 million) as of December 31, 2009.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had no average daily borrowings during 2011, $2 million (€2 million) during 2010 and $3 million (€2 million) during 2009. In addition to the New Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€27 million) of which approximately $16 million (€13 million) was outstanding to fund letters of credit as of December 31, 2011, $20 million (€15 million) and $37 million (€26 million) as of December 31, 2010 and 2009, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities were $150 million (€116 million) at December 31, 2011. As of December 31, 2011, 2010 and 2009, Delhaize America, LLC had no borrowings outstanding under such arrangements, but used $5 million (€4 million) to fund letters of credit at December 31, 2011.

Europe and Asia

At December 31, 2011, 2010 and 2009, the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of €864 million (of which €736 million of committed credit facilities and including the €600 million New facility Agreement described above), €490 million and €542 million, respectively, under which Delhaize Group can borrow amounts for less than one year.

Borrowings under the credit facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had €60 million in outstanding short-term bank borrowings at December 31, 2011, of which €46 million was drawn from the committed credit lines, compared to €14 million in outstanding short-term bank borrowings at December 31, 2010 and €28 million borrowings outstanding at December 31, 2009, respectively, with an average interest rate of 2.95%, 4.83% and 3.83%, respectively. During 2011, the Group’s European and Asian average borrowings were €189 million at a daily average interest rate of 5.20%.

In addition, European and Asian entities have credit facilities (committed and uncommitted) of €14 million (of which €2 million are committed), exclusively to issue bank guarantees. Of these credit facilities approximately €10 million was outstanding to fund letters of guarantee as of December 31, 2011 (€4 million at December 31, 2010 and €3 million at December 31, 2009).

Debt Covenants for Short-Term Borrowings

The New Facility Agreement, which replaced the 2009 Credit Agreement, and €129 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. For information regarding covenants in the New Facility Agreement, see “Item 10. Additional Information — Material Contracts — Delhaize Group New Facility Agreement.” None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At December 31, 2011, 2010 and 2009, we were in compliance with all covenants conditions for Short-term Bank Borrowings.

Credit Ratings

Standard & Poor’s Rating Services (S&P) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt. S&P and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2011.

Debt ratings are an assessment by the rating agencies of the credit risk associated with us and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. See “Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital” under Item 3 “Key Information — Risk Factors.”

Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2011:

	Payments due by period
	Total	2012	2013	2014	2015	2016	Thereafter
	(in millions of euros)
Short-term bank borrowings	60	60	—	—	—	—	—
Long-term debt (excluding finance lease obligations)(1)	2,574	88	80	742	—	8	1,656
Interest on fixed rate debt	1,870	147	146	135	100	99	1,243
Interest on variable rate debt	1	1	—	—	—	—	—
Finance lease obligations (minimum payments)(2)	750	61	51	52	54	50	482
Self-insurance obligations	143	54	26	17	12	8	26
Operating lease obligations (minimum lease payments)(2)	2,147	317	275	248	215	185	907
Purchase obligations(3)	238	145	45	38	4	3	3
Pension benefits	196	17	14	16	24	14	111
Other post-retirement benefits	3	1	1	—	—	—	1
Total	7,982	891	638	1,248	409	367	4,429

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease obligations and operating lease obligations include closed store lease obligations.
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

We provide a centralized treasury function for the management and monitoring of foreign currency exchange and interest rate risks for all our operations. Our risk policy is to hedge only interest rate or foreign currency exchange transaction exposure that is clearly identifiable. We do not hedge foreign currency exchange translation exposure. We do not utilize derivatives for speculation purposes.

Currency Risk — Business Operations. Our reporting currency is the euro. Our operations are conducted primarily in the U.S., Belgium and Southeastern Europe, which includes operations in Greece, Serbia, Bosnia and Herzegovina, Montenegro, Albania, Bulgaria and Romania. A small percentage of our operations is also conducted in Indonesia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant functional currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euro (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this document). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, we are particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. We do not hedge the U.S. dollar translation exposure. The risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS “survive” the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollar in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. At December 31, 2011, after cross-currency swaps, 71 % of financial debt is denominated in U.S. dollars while also 66% of profits from operations are generated in U.S. dollars. Significant residual positions in currencies other than the functional currency of the operating companies are generally also fully hedged in order to eliminate any remaining currency exposure (see also Note 19 in the consolidated financial statements included under Item 18 of this document).

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €2 million (2010: €3 million; 2009: €3 million).

Foreign Currency Risk — Financial Instruments. Foreign currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign currency exchange rates. Foreign currency risks arise on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency of the reporting entity that holds the financial instruments. From an accounting perspective, we are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entity, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency.

At December 31, 2011, if the U.S. dollar had weakened/strengthened by 22% (estimate based on the standard deviation of daily volatilities of the EUR/USD rate during 2011 using a 95% confidence interval), our net profit (all other variables held constant) would have been €3.8 million higher/lower (2010: €1.4 million higher / lower with a rate shift of 20%; 2009: €3.4 million higher/lower with a rate shift of 24%). Due to our financing structure, such a change in EUR/USD exchange rate would have no impact on our equity.

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

We review our interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As a part of our interest rate risk management efforts, we enter into interest rate swap agreements when appropriate (see also Note 19 in the consolidated financial statements with respect to derivative financial instruments and hedging).

At the end of 2011, 75.1% of our financial debts after swaps were fixed-rate debts (2010: 72.3% fixed-rate debt; 2009: 69.1% fixed-rate debt).

The sensitivity analysis presented in the table below estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval. Our interest rate risk management policy aims at reducing earnings volatility.

December 31, 2011 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.36%	+/-29 basis points	+/- 0.1	—
USD	0.58%	+/-11 basis points	-/+ 0.5	+/- 0.6
Total		Increase/Decrease	-/+ 0.4	+/- 0.6

December 31, 2010 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.01%	+/-16 basis points	-/+ 0.2	—
USD	0.30%	+/-13 basis points	-/+ 0.7	+/-0.9
Total		Increase/Decrease	-/+ 0.9	-/+ 0.9

December 31, 2009 (in millions of EUR)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.70%	+/-13 basis points	+/- 0.0	—
USD	0.25%	+/-11 basis points	-/+ 0.6	+/-0.7
Total		Increase/Decrease	-/+ 0.6	+/-0.7

Credit Risk/Counterparty Risk. Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation to a financial instrument, such as trade receivables, holdings in investment securities, derivatives, money market funds and cash and cash equivalents. We manage this risk by obtaining credit insurance and regular credit reviews in case of trade receivables and by requiring a minimum credit quality of our financial investments (see also Note 11 in our consolidated financial statements included under Item 18 of this document).

Our short-term investments are required to have a rating of at least Al (Standard & Poor’s) / PI (Moody’s). Our long-term investment policy requires a minimum credit rating of A-/A3 for our financial investments (see also Note 11 in our consolidated financial statements included under Item 18 of this document in connection with the credit quality of our investments). Deposits should be maintained with banks having a minimum long-term credit rating of A-/A3, although we may from time to time deviate from this policy for deposits which are held with certain banks for operational reasons.

Our exposure to changes in credit ratings of our counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk. Most of Delhaize Group’s derivatives are regulated by International Swap Dealer Association Agreements (“ISDAs”) with Credit Support Agreements requiring the posting of collateral when the marked-to-market value of the derivative reaches a certain threshold, limiting the counterparty risk.

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

At year-end 2011, we had committed credit lines totaling €765 million, of which €46 million was utilized for credit. These credit lines include a syndicated multi-currency credit facility of €600 million for the Company and certain of its subsidiaries including Delhaize America, LLC, €136 million of bilateral credit facilities for European entities and €29 million credit facilities for letters of credit and guarantees of which €15 million was used at December 31, 2011. At December 31, 2011, the maturities of the committed credit facilities were as follows: €88 million maturing in 2012, €75 million maturing in 2013, €2 million maturing in 2014 and €600 million maturing in 2016.

At December 31, 2011 the maturities of the long term debt were €87 million in 2012, €80 million in 2013 and €755 million in 2014. For further details see Note 18.1 in the consolidated financial statements included under Item 18 to this document.

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

Self-insurance provisions of €143 million are included as liabilities on the balance sheet. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

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

In 2011, according to the U.S. Bureau of Labor Statistics, the U.S overall inflation was 3.0% (1.5% in 2010 and 2.7% in 2009) primarily driven by higher energy prices which continued to increase and higher food prices. Food inflation was 4.7% (1.5% in 2010 and -0.5% in 2009) and food at home inflation rose 6.0% following an increase of 1.7% in 2010. (source: B.L.S.). In 2011, economic conditions were challenging especially in the Southeastern U.S., with food inflation particularly high in the second half of the year.

In 2010, Food Lion began with important price investments as part of the New Game Plan which had a negative impact on internal inflation.

In 2009, revenue growth in the U.S was impacted by declining inflation (retail food inflation was 0.5% for 2009 compared to 5.3% for 2008), prudent consumer spending and a very promotional competitive environment.

For Delhaize Belgium, national food inflation in 2011 was of 2.4% compared to 1.5% in 2010. In an environment with very low internal inflation and decreasing consumer confidence, consumers continued to trade down, demonstrated by the increase in the 365 value line private brand revenues and strong revenue growth at Red Market, the soft discount format that was further tested in the Belgian market.

Although there is the risk that inflation in Southeast Asia and in other European countries where we operate could have an effect on our results, such inflation has not had a material effect on our sales or results of operations to date.

Economic Conditions. The U.S. economic environment remained challenging in 2011. Real gross domestic product growth (GDP) was 1.7%, lower than the 3.0% growth in 2010. The increase in real GDP in 2011 primarily reflected positive contributions from personal consumption expenses, exports, and nonresidential fixed investment that were partly offset by negative contributions from state and local government spending, private inventory investment, and federal government spending. The economic conditions in the U.S. remain difficult with unemployment at 8.5% in December 2011 down from 9.4% in December 2010. Approximately 46.5 million Americans received food stamps in December 2011, 5.5% more than a year earlier. General inflation was 3.0% in 2011 compared to 1.5% in 2010 still driven by increasing energy prices. Food inflation for the year was 4.7% for the year compared to 1.5% in 2010.

In Belgium, GDP growth remained positive in 2011 at 1.9%. General inflation increased moderately and food inflation came out at 2.4%. The unemployment rate was 7.3% compared to 8.4% in 2010. The competitive environment remained challenging and focused on price.

RECENT EVENTS AND OUTLOOK

Recent Events

On January 12, 2012, we announced, following a thorough portfolio review of our stores, the decision to close one distribution center and 146 stores across our network: 126 stores in the U.S. (113 Food Lion, seven Bloom and six Bottom Dollar Food) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina), and to abandon several of our investment properties. As a result, the Group recorded an impairment charge of €127 million ($177 million) in the fourth quarter of 2011 (see Item 18 — Note 28). This charge solely relates to the U.S. operations as the underperformance of the stores in Southeastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet.

Beginning in the first quarter of 2012, we expect earnings to be impacted by approximately €200 million (approximately $235 million for the U.S. and €30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-downs and sales price mark downs. This will have an after tax impact of approximately €125 million on our 2012 earnings.

On March 7, 2012, our Board of Directors proposed a gross dividend of €1.76 per share to be paid to owners of ordinary shares against coupon no. 50 on June 1, 2012. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.32 per share. This dividend is still subject to approval by shareholders at the Ordinary General Meeting of May 24, 2012 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 7, 2012, is €179 million.

On March 8, 2012 we announced the appointment of:

•

Pierre Bouchut as Executive Vice President and CFO for the Group, effective March 19, 2012, succeeding Stéfan Descheemaeker, who was appointed Executive Vice President and CEO Delhaize Europe effective January 1, 2012;

•	Mats Jansson, Board member of Delhaize Group since 2011, as new Chairman of the Board of Directors, succeeding Count Georges Jacobs de Hagen, who retires after reaching the age limit of 70 years.

On March 22, 2012, we commenced a tender offer for cash prior to maturity of up to €300 million of our €500 million 5.625% Senior Notes due 2014, plus accrued and unpaid interest and premium amounts.

Outlook

Operational initiatives

In December 2009, we launched our new strategic plan for the years 2010-2012, the New Game Plan (“NGP”). The NGP aims to generate profitable revenue growth, pursue best in class execution and operate as a responsible citizen through a combination of strategic initiatives, such as:

1.	An increased focus on price competitiveness in all the markets where we operate: going forward, our operating companies’ price position is defined in relation to the local market’s then price leader. This new focus has required a significant effort in price reductions since the beginning of 2010; in particular in the Southeast of the U.S. Additionally, increased focus on our private brand offering is an important element in improving price competitiveness.

2.	Increasing the share of wallet realized within our existing stores through innovation in merchandising techniques and assortments.

3.	Being an industry leader in health and wellness for customers as well as for associates. For example, we developed and introduced in all our U.S. stores a nutritional information system call Guiding Stars that helps consumers make more informed nutritional choices.

4.	Being a leader in corporate responsibility initiatives.

5.	Expanding our network of low cost supermarkets as well as our store network in our newer markets, which are Southeastern Europe and Indonesia.

As a major component of the NGP, we started implementing the new Food Lion brand strategy in our Raleigh, NC and Chattanooga, TN markets in May 2011. The new strategy includes a significant price repositioning and the strengthening of other attributes of the Food Lion brand. The trends in customer visits and number of items sold in these markets, and particularly in Raleigh have significantly outpaced the rest of the Food Lion network, resulting in positive volume growth for the period May until December 2011. As a result, we plan to roll out the new strategy to 600 to 700 additional Food Lion stores in 2012.

In 2012, we will continue the acceleration of our expansion in low cost supermarkets and newer markets. We plan to open 200 to 230 new stores in 2012, compared to 158 gross new stores opened in 2011, mostly in our newer markets and low cost formats. In 2011 we entered the Philadelphia market with our soft discount format Bottom Dollar Food (BDF). Bottom Dollar Food stores offer an easy and full shopping experience at affordable prices. At the beginning of 2012, we expanded the Bottom Dollar Food format to the Pittsburgh area and opened 15 stores. We plan to open additional stores in those two markets in the course of 2012.

The NGP foresees that these initiatives will be enabled by associate development and funded by increased efficiencies and cost savings that we anticipate will be generated in the areas of selling, general and administrative expenses (“SG&A”) as well as cost of sales (“COS”). By the end of 2012, we plan to generate €500 million in annual SG&A and COS savings. We plan to realize the SG&A savings primarily through the creation of one common support services organization for our U.S. operations. This organization encompasses support functions like finance and accounting, legal, information technology, human resources management and corporate development. Additionally, we plan to generate savings in other areas of our operations such as store labor scheduling, advertising and marketing, as well as in repairs and maintenance. COS savings are expected to be realized primarily through the creation of one common category management and procurement organization for our U.S. operations. The new organization will support our U.S. banners with assortment and promotions planning and execution, sourcing and procurement, private brand management and pricing expertise. The finalization of one single supply chain master network for all of our U.S. operations, improvements in buying conditions through the application of more facts-based supplier negotiations across the Group and the optimization of labor costs throughout the supply chain should also contribute to these savings.

In January 2012, based on the positive experience at Delhaize America, we created Delhaize Europe in order to provide support and improve efficiencies in the areas of procurement, finance, legal and human resources and to set up a common European IT platform.

2012 capital expenditures and store opening outlook

We plan to end 2012 with a store network of between 3,428 and 3,458 stores, as a result of opening 200 to 230 new stores net of 146 stores already closed or to be closed as part of the portfolio optimization and as part of ongoing operations. We expect capital expenditures (excluding finance leases) of approximately €800 to 850 million during 2012 (based on an average exchange rate in 2011 of 1 EUR = 1.3920 USD). Approximately 200 stores will be remodeled during 2012.

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

In March 2012, the Board of Directors determined that the current directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Robert J. Murray, Didier Smits and Hugh G. Farrington, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. Following recent changes in the Belgian Company Code, Messrs. Murray and Smits are no longer considered independent under the Belgian Company Code because they each have served on the board of directors as a non-executive director for more than three consecutive terms. Mr. Farrington is no longer considered independent under the Belgian Company Code because he has been compensated formerly as an executive of our subsidiary Hannaford Brothers. The Board of Directors met nine times in 2011.

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

Upon the recommendation of the Remuneration and Nomination Committee, the Board of Directors will propose to the shareholders for approval at the Ordinary General Meeting to be held on May 24, 2012: (i) the renewal of the mandates of Ms. Claire H. Babrowski for a term of four years, (ii) the renewal of the mandates of Mr. Pierre-Olivier Beckers and Mr. Didier Smits each for a term of three years and (iii) the appointment of Shari L. Ballard as a director for a term of three years.

Our current Board of Directors and nominee, and biographical information concerning such individuals, are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Georges Jacobs de Hagen(1)	Chairman	May 2003	2012
Pierre-Olivier Beckers(2)	President, Chief Executive Officer & Director	May 1995	2012
Claire H. Babrowski(2)	Director	May 2006	2012
Jacques de Vaucleroy	Director	May 2005	2015
Hugh G. Farrington	Director	May 2005	2014
Jean-Pierre Hansen	Director	May 2011	2014
Mats Jansson(3)	Director	May 2011	2014
William G. McEwan	Director	May 2011	2014
Robert J. Murray(1)	Director	May 2001	2012
Didier Smits(2)	Director	May 1996	2012
Jack Stahl	Director	August 2008	2014
Luc Vansteenkiste	Director	May 2005	2015
Shari L. Ballard	Nominee	—	—

(1)

Georges Jacobs de Hagen and Robert J. Murray have reached the retirement age set by the Board of Directors and will not seek reelection to the Board of Directors when their terms expire on May 24, 2012.

(2)

Upon the recommendation of the Remuneration and Nomination Committee, the Board of Directors will propose to the shareholders for approval at the Ordinary General Meeting to be held on May 24, 2012: (i) the renewal of the mandates of Ms. Claire H. Babrowski for a term of four years, (ii) the renewal of the mandates of Mr. Pierre-Olivier Beckers and Mr. Didier Smits each for a term of three years and (iii) the appointment of Shari L. Ballard as director for a term of three years.

(3)	On March 7, 2012, the Board of Directors appointed Mats Jansson as Chairman of the Board as of the end of the Ordinary General Meeting to be held on May 24, 2012.

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

Pierre-Olivier Beckers (1960). Mr. Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. Until June 2010, he was Co-Chairman of the Consumer Good Forum, a global association of leading consumer goods retailers and manufacturers. Previously, Mr. Beckers served as chairman of the CIES, the Food Business Forum, from 2002 to 2004 and again from July 2008 until its merger and transformation into the Consumer Goods Forum. Mr. Beckers serves on the Board of Directors of The Consumer Goods Forum. He is also on the Board of Directors of the Food Marketing Institute and is Vice-Chairman of the Executive Committee of FEB/VBO, the Belgian Employers Federation. He is a member of Guberna and, until 2010, the Belgian Commission on Corporate Governance. He is President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, with a current term expiring in 2013.

Claire H. Babrowski (1957). Ms. Babrowski is a retired retail executive. She serves on the Board of Directors of Pier 1 Imports, Inc. and Quiznos. From 2007 until 2010, Ms. Babrowski was the Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is CEO of the Northern, Central and Eastern Europe business unit of AXA since March 2010. He is also in charge of AXA Bank Europe. Since April 2010, he has been a member of the AXA Management Committee. On January 1, 2011, he assumed global responsibility for the AXA Group’s Life and Savings and Health businesses. Mr. de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance and Investment Management Europe. He has extensive experience in the banking and insurance and asset management business, both in Europe and in the U.S. Jacques de Vaucleroy holds a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussels, Belgium).

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

Jean-Pierre Hansen (1948). Mr. Hansen is member of the Executive Committee of GDF Suez and Chairman of its Energy Policy Committee. From 1992 to March 1999 and from January 2005 to April 2010, Mr. Hansen served as Chief Executive Officer of Electrabel and as Chairman of the Board of Directors of Electrabel from 1999 till 2004. Mr. Hansen was Chief Operating Officer and Vice-Chairman of the Executive Committee of the Suez Group from 2003 till 2008. He was Vice-President of the Federation of Enterprises in Belgium (FEB) and a Member of the Council of Regency of the National Bank of Belgium. He is a member of the Board of Directors of Electrabel and of a number of other companies belonging to the GDF SUEZ Group. He is Chairman of the Board of SNCB/NMBS Logistics. He is also director of ORES, KBC Group, Group De Boeck (Publihold), Eurelectric and of the Institut Français des Relations Internationales, and an independent director of Compagnie Maritime Belge (CMB). Mr. Hansen is Chairman of the Management Committee of Forem. He is a professor at UCL and the Ecole Polytechnique (Paris), and a member of the Royal Academy of Belgium. Mr. Hansen holds a degree in Civil Engineering (Liège), a Ph. D. in Engineering (Paris VI) and a Master’s degree in Economics (Paris II).

Mats Jansson (1951). Mr. Jansson currently serves as an independent board member of Danske Bank. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously has served as a director of Axfood, Mekonomen, Swedish Match and Hufvudstaden. Mr. Jansson studied economical history and sociology at the University of Örebro.

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

Robert J. Murray (1941). Mr. Murray served as Chairman of the Board and President and Chief Executive Officer of New England Business Service, Inc. from 1995 to 2004. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of Tupperware Brands, Inc., IDEXX Corp., LoJack Corporation and The Hannover Insurance Group. Mr. Murray is a graduate of Boston College and holds a Master’s degree in Business Administration from Northeastern University.

Didier Smits (1962). Mr. Smits has been Managing Director of Papeteries Aubry SPRL since 1991. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels.

Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough until December 2009 and currently serves on the Board of Dr. Pepper Snapple Group, Saks Incorporated and Coty Inc. and serves as a member of the US Board of Advisors on CVC Capital Partners Advisory, Inc. He is also a Board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Luc Vansteenkiste (1947). Baron Vansteenkiste is President of the Board of the Belgian company Sioen and Vice President of the Board of Recticel. Baron Vansteenkiste is also a member of the Board of the Belgian company Spector Photo Group. BaronVansteenkiste is Honorary Chairman of the Federation of Belgian Companies and Board member of Guberna. Baron Vansteekiste was Chief Executive Officer of Recticel until April 1, 2010. Baron Vansteenkiste earned his degree in civil engineering at the Katholieke Universitéit Leuven, Belgium.

Shari L. Ballard (1966). Ms. Ballard has been President, International — Enterprise Executive Vice President of Best Buy Co., Inc. since January 2012. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, and in 1997 joined its Retail Change Implementation Team. She then moved to Best Buy’s human resources department, ultimately assuming the role of Executive Vice President of Human Resources and Legal in 2004. She also served as Executive Vice President, Retail Channel Management of Best Buy from 2007 until 2010 and as Co-President of the Americas and Executive Vice President from 2010 until January 2012. Ms. Ballard graduated from the University of Michigan — Flint with a Bachelors Degree in Social Work.

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

Our Terms of Reference of the Audit Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Stahl, Ms. Babrowski and Baron Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2011, the Audit Committee met five times.

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

The members of the Remuneration and Nomination Committee are Count Jacobs de Hagen, who is the Chair, Hugh G. Farrington, Jacques de Vaucleroy, and Mats Jansson. Count Jacobs de Hagen, Jacques de Vaucleroy and Mats Jansson are independent directors, while Mr. Farrington is no longer considered independent under the Belgian Company Code effective May 26, 2011 because he has been compensated formerly as an executive of our subsidiary Hannaford Brothers. For additional information, see “Item 16G. Corporate Governance.” In 2011, the Remuneration and Nomination Committee met seven times. Our Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

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

Name	Position	Executive Officer/ Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Pierre Bouchut(1)	Executive Vice President and Chief Financial Officer	2012
Stéfan Descheemaeker(2)	Executive Vice President	2009
Michel Eeckhout	Executive Vice President	2005
Ronald C. Hodge	Executive Vice President	2002
Nicolas Hollanders	Executive Vice President	2007
Kostas Macheras	Executive Vice President	2010
Michael Waller	Executive Vice President and General Counsel	2001

(1)	Mr. Bouchut began as Executive Vice President and Chief Financial Officer on March 19, 2012.
(2)	Mr. Descheemaeker, who was Chief Financial Officer until December 31, 2011, became the Chief Executive Officer of Delhaize Europe on January 1, 2012.

Pierre Bouchut (1955). Mr. Bouchut is Executive Vice President and Chief Financial Officer of Delhaize Group since March 19, 2012. Mr. Bouchut began his career in 1979 with Citibank Paris. He joined Bankers Trust France SA in 1987 to become Vice-President, Finance. In 1988, he joined McKinsey & Company as a consultant in the Corporate Finance and Integrated Logistics practices. Between 1990 and 2005, Mr. Bouchut was with Group Casino, where he successively held the positions of Chief Financial Officer, Managing Director and CEO responsible for both the French and international operations (USA, Poland, the Netherlands, Taiwan, Brazil, Argentina, Columbia and Venezuela). Between 2005 and 2009, Mr. Bouchut served with Schneider Group as CFO, developing numerous initiatives in the field of structured finance, risk management and external growth. He joined Carrefour in 2009 as Chief Financial Officer and was most recently Executive Director Growth Markets of Carrefour, overlooking operations in Latin America (Brazil, Columbia and Argentina) and in Turkey, India, Indonesia and Malaysia. He was also overlooking Carrefour Personal Financial Services operations worldwide. Mr. Bouchut graduated from HEC and holds a Master’s Degree in Applied Economics from Paris Dauphine University.

Stéfan Descheemaeker (1960). Mr. Descheemaeker is Executive Vice President and CEO Delhaize Europe. Mr. Descheemaeker was Chief Financial Officer of Delhaize Group from January 2008 until January 2012. He started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. He later joined the holding company Defi as CEO of its financial subsidiary Definance. In 1996, he joined the Belgian brewer Interbrew, where he became head of Strategy & External Growth, managing its M&A operations, culminating with the merger of Interbrew and AmBev in 2004. At that point in time, he transitioned to operational management, in charge of respectively the brewer’s operations in the U.S. and Mexico, Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined its Board as non-executive director. Mr. Descheemaeker holds a Master’s degree as Commercial Engineer, Solvay Business School, Brussels, Belgium.

Michel Eeckhout (1949). Mr. Eeckhout is Executive Vice President of Delhaize Group. Mr. Eeckhout was Chief Executive Officer of Delhaize Belgium until December 31, 2011. He joined Delhaize Group in 1978, as IT project leader and IT manager. In addition, he became Group coordinator for the IT-activities in Europe and Asia in 1992 and member of the Executive Committee of Delhaize Belgium in 1995. He was appointed Delhaize Group Vice President of Information Technology Processes and Systems in 2001 and was Chief Information Officer from 2002 to 2007. He became a member of the Executive Committee of Delhaize Group in September 2005. He is a Board member of COMEOS (previously named Fedis Fédération belge de la Distribution), UWE, VOKA, Alcopa and Leasinvest Realestate. Mr. Eeckhout earned a Master’s degree in economics (UFSIA, Antwerp) and in European economics (Université Libre de Bruxelles, Brussels), and an Executive Master in General Management (Solvay Business School, Brussels).

Ronald C. Hodge (1948). Mr. Hodge is Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize America. Prior to his current role Mr. Hodge served as Chief Executive Officer of Delhaize America Operations. Mr. Hodge served as Executive Vice President and Chief Executive Officer of Hannaford and was responsible for the Sweetbay Supermarket operations. He joined Hannaford in 1980 and has served in various executive roles, including Vice President and General Manager of Hannaford’s New York Division, Senior Vice President of Retail Operations, Executive Vice President of Sales and Marketing, and Executive Vice President and Chief Operating Officer. He became President of Hannaford Bros. Co. in December 2000 and Chief Executive Officer in 2001. While leading the start-up of Hannaford’s entry into upstate New York, Mr. Hodge was elected Chairman of the New York State Food Merchant’s Association, and served on several Community Agency Boards of Directors. He chaired the Northeastern New York United Way Campaign in 1995 and was selected as the New York Capital Region’s Citizen of the Year in 1996. Mr. Hodge holds a Bachelor of Science degree in business administration from Plymouth State College, Plymouth, New Hampshire.

Nicolas Hollanders (1962). Mr. Hollanders has been Executive Vice President of Human Resources, IT and Sustainability of Delhaize Group since 2007. He started his career as a lawyer. In 1989, he joined Delvaux, a Brussels-based manufacturer and distributor of luxury leather goods and accessories, first as General Manager, and from 1993 as Managing Director. In 1995, Mr. Hollanders joined the executive search firm Egon Zehnder International, where he served successively as consultant, principal and partner. Mr. Hollanders is founding member and Chairman of Child Planet, a foundation aimed at improving conditions in children’s hospitals and also serves on the board of Face Children. Mr. Hollanders holds Master’s degrees in Law and Notary Law and a Post Graduate degree in Economics from the University of Leuven.

Kostas Macheras (1953). Mr. Macheras is Executive Vice President of Delhaize Group and Chief Executive Officer Southeastern Europe. Mr. Macheras joined Delhaize Group in 1997 as General Manager of Alfa Beta Vassilopoulos. In 2009 Mr. Macheras added Mega Image, the Romanian operations of Delhaize Group, to his responsibilities. Mr. Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. He worked for 14 years for Mars, Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996-1997 he served as General Manager of Chipita International in Greece. He is a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Mr. Macheras was elected Manager of the Year 2008 by the Hellenic Management Association. Mr. Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

Michael R. Waller (1953). Mr. Waller is Executive Vice President, General Counsel and General Secretary of Delhaize Group and President Director of Super Indo. Additionally, Mr. Waller has been an Executive Vice President, General Counsel and Secretary of Delhaize America since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree in psychology from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Conor, Jr. in the Southern District of Texas.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

Our directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. The maximum amount approved by the shareholders is €80,000 per year per director, increased by an additional amount of up to €15,000 per year for the Chairman of any standing committee of the Board and an amount of up to €10,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (exclusive of any amount due as Chairman of any standing committee).

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. For some non-Belgian directors, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. The aggregate amount of remuneration granted for fiscal year 2011 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director.

Remuneration Granted for Fiscal Year 2011 to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

(in EUR)	2011
Non-Executive Directors
Count Jacobs de Hagen	175,000
Claire Babrowski	90,000
Count de Pret Roose de Calesberg	36,099
François Cornélis	32,088
Hugh G. Farrington	90,000
Count Goblet d’Alviella	45,000
Jean-Pierre Hansen	47,912
Mats Jansson	53,901
William G. McEwan	47,912
Robert J. Murray	80,000
Didier Smits	80,000
Jack L. Stahl	95,000
Baron Vansteenkiste	90,000
Jacques de Vaucleroy	85,989
Total remuneration non-executive directors	1,048,901
Executive Director
Pierre-Olivier Beckers(1)	80,000
Total remuneration to all directors	1,128,901

(1)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Remuneration Granted for Fiscal Year 2011 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

The aggregate compensation for the members of the Executive Committee recognized in the Company’s consolidated income statements for 2011 and 2010, respectively, is stated below. Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above.

(in millions of EUR)	2011	2010
Short-term benefits(1)	5	7
Retirement and post-employment benefits(2)	1	1
Other long-term benefits (3)	2	2
Termination Benefits	—	5
Share-based compensation	3	2
Employer social security contributions	1	1
Total compensation expense recognized in the income statement	12	18

(I)

Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years and is a reflection for 50% of company performance against Board approved targets for Operating Profit and for 50% of individual performance against individual targets. A scale is used to correlate actual performance with target performance to determine the actual bonus payment. Actual payment, if the minimum performance threshold is met, can range from 50 to 125%. If the actual performance has not reached the minimum performance threshold, the payment of the bonus is entirely at the discretion of the Board of Directors upon recommendation of the Remuneration and Nomination Committee. Taking into account the current environment the Executive Committee has voluntarily recommended to the Board of Directors, who agreed, to adjust the annual bonus related to their performance in 2011 at 50% of target, substantially below what they would have been entitled to if the regular scale had been applied.

(2)

The members of the Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1 of Item 18). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.

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

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. Mr. Beckers’ director fee is set forth in the table above. For 2011, the aggregate amount of compensation paid to Mr. Beckers as an executive was €2.81 million. The compensation of Mr. Beckers was comprised of base pay of €0.97 million, an annual bonus of €0.66 million, other short-term benefits valued at €0.06 million, retirement and post-employment benefits valued at €0.74 million and other long-term benefits valued at €0.38 million. A total of 32,000 Delhaize Group stock options/warrants and 12,000 restricted stock units were granted to Mr. Beckers in 2011, the value of which is not included in the €2.81 million

The members of Executive Management benefit from corporate pension plans, which vary regionally. U.S. members of Executive Management participate in defined benefit and contribution plans in their respective operating companies. The European defined benefit plan is contributory and based on the individual’s career length with the Company. In 2010, the members of the Executive Management in Belgium were offered the option to switch to a non-contributory defined contribution plan or to continue in the existing defined benefit plan. We expensed an aggregate amount of €1.3 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2011, which amount is included in the €12 million aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and performance cash plans. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any members of the Executive Committee.

Equity Compensation of Executive Management. In 2011, 173,583 stock options and 24,875 restricted stock unit awards were granted to members of our Executive Committee. The exercise price per share for the stock options granted in 2011 amounted to €54.11 for options on ordinary shares traded on Euronext Brussels and $78.42 for options related to our American Depositary Shares traded on the New York Stock Exchange. The options granted in June 2011 under the Delhaize Group 2002 Stock Incentive Plan for executives of our U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in June 2011 under the 2007 Stock Option Plan for other executives vest after a three and a half year period following the grant date.

The restricted stock unit awards granted in 2011, represent a commitment of Delhaize Group to deliver shares of our stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The fair value of the restricted stock unit awards granted in 2011 is $78.42. The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in our trading policies.

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2011 to our Chief Executive Officer and the other members of the Executive Committee. For additional information regarding equity compensation of executive management, see “Long-Term Incentive Plans” and Note 21.3 to the consolidated financial statements included in this document.

	2011
	Stock Options/ Warrants	Restricted Stock Unit Awards
Executive Management
Pierre-Olivier Beckers	32,000	12,000
Stéfan Descheemaeker	20,487	2,355
Michel Eeckhout	23,176	—
Ron Hodge	45,381	5,198
Nicolas Hollanders	14,238	1,637
Kosta Macheras	20,306	—
Michael Waller	17,995	3,685
Total	173,583	24,875

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

The employment agreements of the Chief Executive Officer Pierre-Olivier Beckers, Michel Eeckhout, Nicolas Hollanders Stéfan Descheemaeker and Pierre Bouchut, who all have a Belgian employment contract do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

The employment agreement of Kostas Macheras, who has a Greek employment contract, provides for a severance payment of twice the annual base salary and annual incentive bonus in certain cases of termination of the agreement, for example in the event of retirement. Such payment is not due in case of dismissal of Kostas Macheras for serious misconduct or serious fault The above-mentioned Greek employment contract relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary and has been referred to for the sake of completeness.

The U.S. employment agreement of Ron Hodge and Michael Waller provide the payment of 2 to 3 times the base salary and annual incentive bonus of the Executive Manager and the continuation of our health and welfare benefits for a comparable period in the event of the termination of their employment by our company without cause or by an Executive Manager for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

EMPLOYEES

As of December 31, 2011, we employed approximately 160,000 employees (of which approximately 79,000 were full-time employees and approximately 81,000 were part-time employees). As of December 31, 2011, we employed approximately 107,200 employees in the United States, approximately 17,000 in Belgium, and approximately 35,800 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2011, the directors and the members of our Executive Committee (18 persons as of that date) as a group owned 478,532 Delhaize Group ordinary shares or ADRs, which represented approximately 0.47% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2011, the members of our Executive Committee owned as a group 856,859 stock options, warrants and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

LONG-TERM INCENTIVE PLANS

Overview

We offer to certain of our management associates, including the members of our Executive Committee, a long-term incentive plan which includes a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following:

•

Stock options represent approximately 25% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to (i) the Delhaize Group share price on the date of the grant; (ii) the share price on the working day preceding the offering of the option; or (iii) the average price of the Delhaize Group share price for the 30 days prior to the offering of the option. Options can be exercised in accordance with our securities trading policies, which allow for vested options to be exercised only during specified trading windows. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a period of three years following the grant date. Options typically expire 7-10 years after the grant date.

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

Equity-Based Compensation

As a component of long-term incentive compensation, we offer stock-related incentive plans to certain of our management associates (vice president and above), including the members of the Executive Committee. For associates of our non-U.S. operating companies, we offer stock option plans and warrant plans. For associates of our U.S.-based companies, the incentive plans are based on options, warrants and restricted stock units. The exercise of warrants under the warrant plans results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. Because stock option plans and the restricted stock unit plan are based on existing shares held in treasury or purchased in the market, no dilution occurs due to exercises under these plans. For additional information regarding equity-based compensation, see “Equity Compensation of Executive Management” above and Note 21.3 to the consolidated financial statements included in this document.

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

As of March 15, 2012, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
October 23, 2008	Rebelco SA (subsidiary of Sofina SA)	4,050,000	4.04%
February 18, 2009	Citibank N.A. (*)	10,682,499	10.62%
July 1, 2011	Silchester International Investors LLP	5,126,682	5.03%
December 28, 2011	Black Rock Group	4,076,066	4.00%

(*)	As new Depositary for the American Depositary Receipts program of Delhaize Group

Number of Shares and Potential Voting Rights of Delhaize Group(1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	101,892,190
Future potential voting rights resulting from exercise of warrants	3,194,347

(1)	As of March 15, 2012.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 10,369,390 ADRs outstanding and 13,807 record owners with a registered address in the United States as of March 15, 2012.

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

A.	Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so called “carve-out”). We are not affected by the carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2011. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective.

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

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business. None of these investigations are currently in a stage where Delhaize Group could reliably assess their merits, if any. We are also a party from time to time to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors” under Item 3 “Key Information.”

Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company. For additional information about our dividend policy, see Item 3 “Key Information — Dividends.”

B.	Significant Changes

Based on the positive experience at Delhaize America, we created on January 1, 2012, Delhaize Europe in order to provide support and improve efficiencies in the areas of procurement, finance, legal and human resources and to set up a common European IT platform.

On January 12, 2012, we announced, following a thorough portfolio review of our stores, the decision to close one distribution center and 146 stores across our network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina), and abandon several of our investment properties. As a result, the Group recorded an impairment charge of €127 million ($177 million) in the fourth quarter of 2011 (see Item 18 — Note 28). This charge solely relates to the U.S. operations as the underperformance of the stores in Southeastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet.

Beginning in the first quarter of 2012, we expect earnings to be impacted by approximately €200 million (approximately $235 million for the U.S. and €30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-downs and sales price mark downs. This will have an after tax impact of approximately €125 million on our 2012 earnings.

On March 7, 2012, our Board of Directors proposed a gross dividend of €1.76 per share to be paid to owners of ordinary shares against coupon no. 50 on June 1, 2012. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.32 per share. This dividend is still subject to approval by shareholders at the Ordinary General Meeting of May 24, 2012 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 7, 2012, is €179 million.

On March 8, 2012 we announced the appointment of:

•

Pierre Bouchut as Executive Vice President and CFO for the Group, effective March 19, 2012, succeeding Stéfan Descheemaeker, who was appointed Executive Vice President and CEO Delhaize Europe effective January 1, 2012;

•	Mats Jansson, Board member of Delhaize Group since 2011, as new Chairman of the Board of Directors, succeeding Count Georges Jacobs de Hagen, who retires after reaching the age limit of 70 years.

On March 22, 2012, we commenced a tender offer for cash prior to maturity of up to €300 million of our €500 million 5.625% Senior Notes due 2014, plus accrued and unpaid interest and premium amounts.

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

Stock Price Information

At the end of 2011, the Delhaize Group market capitalization was €4.4 billion. An aggregate of 74.7 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2011 for a total of €3.9 billion, and an aggregate of 8.8 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $629 million. The highest closing share price on NYSE Euronext Brussels was €59.97 and the lowest was €41.53, and the highest closing ADR price on the New York Stock Exchange was

$88.78 and the lowest was $54.72. The average daily trading volume on NYSE Euronext Brussels was €15.2 million, or an average daily volume of 293,468 shares, and the average daily trading volume on the New York Stock Exchange was $2.5 million, or an average daily volume of 34 991 ADRs.

In 2010, the average Delhaize Group market capitalization was €5.6 billion. An aggregate of 89.3 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels for a total of €5.2 billion, and an aggregate of 8.6 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $543 million. The highest closing share price on NYSE Euronext Brussels was €66.67 and the lowest was €48.51, and the highest closing ADR price on the New York Stock Exchange was $85.41 and the lowest was $66.30. The average daily trading volume on NYSE Euronext Brussels was €19.7 million, or an average daily volume of 344,972 shares, and the average daily trading volume on the New York Stock Exchange was $2.2 million, or an average daily volume of 34,229 ADRs.

As of March 15, 2012, Delhaize Group had a market capitalization of €4.0 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On March 15, 2012, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €39.25. On March 15, 2012, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $51.36.

Period	Delhaize Group Ordinary Shares		Delhaize Group ADRs
	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2012
March (through March 15, 2012	41.55	38.75	55.27	51.19
February	43.66	40.92	57.43	54.83
January	46.85	41.05	59.60	52.96
2011
December	45.00	42.41	59.80	54.72
Quarterly Highs and Lows:
2012
First Quarter (through March 15, 2012	46.85	38.75	59.60	51.19
2011
First Quarter	59.74	55.61	82.81	71.80
Second Quarter	59.97	50.77	88.78	72.98
Third Quarter	51.92	41.77	75.09	56.40
Fourth Quarter	48.37	41.53	69.00	54.72
2010
First Quarter	61.71	52.48	84.72	74.61
Second Quarter	66.67	59.66	85.41	72.50
Third Quarter	62.03	51.75	80.90	66.30
Fourth Quarter	56.38	48.51	75.29	67.31
Annual Highs and Lows:
2011	59.97	41.53	88.78	54.72
2010	66.67	48.51	85.41	66.30
2009	54.49	43.22	79.30	55.19
2008	58.74	35.29	89.05	43.68
2007	75.47	56.05	102.97	81.34
2006	66.85	49.55	84.98	62.06
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

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of March 15, 2012, our corporate capital was €50,946,095. The issuance premium on our capital was €2,796,483,909. This corporate capital was represented by 101,892,190 Delhaize Group ordinary shares. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of €9,678,897. As of March 15, 2012, the Board of Director’s authorization had been used for an amount of €690,970, so that the amount of authorized capital remaining available as of that date was €8,987,927. This authorization will expire in June 2012, but may be renewed as the Board of Directors will propose at our Extraordinary General Meeting of shareholders to be held on April 23, 2012 (and re-convened on May 24, 2012 if the required quorum is not met at the Extraordinary General Meeting) that the shareholders approve an amendment to our Articles of Association that would authorize our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

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

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2011, our statutory reserve amounted to 10% of our capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, our shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to €9,678,897 for a period of five years expiring on June 18, 2012. As of March 15, 2012, the amount remaining available under this authorization was €8,987,927. This authorization will expire in June 2012, but may be renewed as the Board of Directors will propose at our Extraordinary General Meeting of shareholders to be held on April 23, 2012 (and re-convened on May 24, 2012 if the required quorum is not met at the Extraordinary General Meeting) that the shareholders approve a proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with a proposed amendment to our Articles of Association that would authorize our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

Voting and General Meetings of Shareholders. Each holder of our ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda. The rights of a shareholder to attend the general meeting of shareholders and to vote are subject to the registration of these shares in the name of this shareholder at midnight (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of printed bearer shares to a financial intermediary. Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the general meeting of shareholders, no later than six days before the date of the meeting pursuant to the modalities set forth in the notice to the meeting.

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

Under Belgian law, we are required to publish a notice for each meeting of the shareholders in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at least thirty days prior to a meeting. However, if a second meeting is to be held with the same agenda, the notice of this second meeting may be published in a Belgian newspaper available throughout the territory of Belgium and in the Belgian State Gazette at the latest seventeen days prior to the second meeting provided that the notice of the first meeting indicated the date of the second meeting. In addition, a copy of the notice must be sent to each holder of Delhaize Group ordinary shares in registered form the same day as the day of publication of the notice of the meeting. Each notice must indicate the place, date and time of the meeting and set forth the agenda of the meeting, as well as the proposals to be considered and voted upon at the meeting. Business transacted at any general meeting of our shareholders is limited to the purposes stated in the notice of the meeting. Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting.

One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the shareholders’ meeting and table resolution proposals for items included on the agenda of the shareholders’ meeting. Such requests should be addressed to the Board of Directors and must be received at least twenty-two days prior to the meeting. The Company will publish a revised agenda by the fifteenth day prior to the meeting if it has validly received within the above-mentioned period one or more requests to add new items or new resolutions to the agenda. More information concerning the above rights and their exercise modalities is available on the Company’s website www.delhaizegroup.com.

For a description of the procedures by which holders of Delhaize Group ADRs may vote the underlying Delhaize Group ordinary shares, see the information under the heading “Description of Delhaize Group American Depositary Receipts — Voting Rights” below.

Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of our fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than one month before the date of the annual general meeting of shareholders, our Board of Directors is to provide the annual accounts to our statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of our shareholders. The shareholders are entitled to review, at Delhaize Group’s registered office, a copy of the annual accounts as prepared by our Board of Directors, and the reports drawn up by our Board of Directors and by our statutory auditor as from the day of publication of the notice to our annual general meeting. In addition, we are required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, we will furnish to our shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in English. The adoption of the annual financial statements by our shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of our Directors and our statutory auditor. This discharge of liability is valid only when the financial statements submitted by our Board of Directors contain no omissions of necessary information or misstatements as to the true condition of our company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, our Articles of Association, is valid only if such actions have been mentioned in the notice of our annual general meeting of shareholders.

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

In May 2004, the Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to the limits of an outstanding authorization granted to the Board of Directors by the shareholders, to satisfy exercises under the stock option plans that we offer our associates. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that we (including our subsidiaries) offer to associates and to hedge certain stock option plan exposures.

We acquired 408,138 Delhaize Group ordinary shares (having a par value of €0.50 per share) in 2011 for an aggregate amount of €20 million, representing approximately 0.4% of our share capital and transferred 81,844 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies. Additionally, in 2011, Delhaize America, LLC did not repurchase any Delhaize Group ADRs and transferred 131,206 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2011, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €87 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

At the end of 2011, we owned 1,183,948 treasury shares (including ADRs), of which 775,810 were acquired prior to 2011, representing approximately 1.16% of our share capital.

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

Management associates of non-U.S. operating companies received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, pursuant to which grants could be made to the beneficiaries of the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options outstanding under those plans as of December 31, 2011 can be found under Note 21.3 to the consolidated financial statements included in this document.

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

Delhaize Group ADSs may be held either directly (by having an ADS registered in your name — whether issued in certificated or in un-certificated form), or indirectly through a broker or financial institution. This description assumes Delhaize Group ADSs are held directly. If you hold Delhaize Group ADSs indirectly, you must rely on the procedures of your broker or financial institution to assert the rights of Delhaize Group ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The following description is meant to be only a summary of certain provisions of the deposit agreement. It does not restate the terms of the deposit agreement in its entirety. You are urged to carefully read the deposit agreement, and the form of Delhaize Group ADR, as those documents, and not this description, govern the rights of holders of Delhaize Group ADSs. The form of deposit agreement and of Delhaize Group ADR are available as exhibits to the registration statement on Form F-6 filed with the SEC on January 20, 2009 (Reg. No. 333-156798) and may be retrieved from the SEC’s website at www.sec.gov and from the SEC’s public reference room at 100 F Street N.E., Washington D.C. 20549. Copies of the deposit agreement and the form of Delhaize Group ADR are also available for inspection at the principal executive office of the depositary set forth above, and at the office of the custodian, Citibank International Plc located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

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

•

Other Distributions. Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, Citibank will, if it is reasonably practicable to distribute such property to you and if we have requested that such property be distributed to holders of Delhaize Group ADSs, distribute the property to the holders in a manner it deems practicable. The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, Citibank may sell all or a portion of the property received. If Citibank does not so distribute the property to holders of Delhaize Group ADSs, it may sell the property. The net proceeds of such a sale will be distributed to holders of Delhaize Group ADSs as in the case of a cash distribution.

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

Under the deposit agreement, a holder of Delhaize Group ADSs who gave voting instructions to Citibank must arrange for having those ADSs registered on the record date set by the Company, which is the fourteenth day before the meeting. Only shareholders of Delhaize Group, including persons who have timely have their securities registered on the record date set by the Company, may attend the meeting and vote in person or by proxy.

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

Fees and Expenses Payable by Delhaize Group ADS Holders

As a Delhaize Group ADS holder, you will be required to pay the following service fees to Citibank:

Service:	Fees:
Issuance of Delhaize Group ADSs upon deposit of ordinary shares	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) issued
Delivery of ordinary shares against surrender of Delhaize Group ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) surrendered
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
Distribution of cash dividends	None
Distribution of Delhaize Group ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
Distribution of securities other than Delhaize Group ADSs or rights to purchase additional Delhaize Group ADSs (i.e., spin — off shares)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

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

Depositary Payments to Delhaize Group

In 2011, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds):	$157,293.75
Reimbursement of proxy process expenses (printing, postage and distribution) for registered and beneficial holders:	$177,938.79

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $123,682.03 for 2011.

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

Disclosure of Interests. The obligation of a holder of Delhaize Group ordinary shares and other persons with an interest in the shares to disclose information to Delhaize Group and the FSMA under Belgian law also applies to Delhaize Group ADS holders and any other persons with an interest in the Delhaize Group ADSs. The consequences for failure to comply with these provisions will be the same for Delhaize Group ADS holders and any other persons with an interest therein as for a holder of Delhaize Group ordinary shares. Under the deposit agreement, each holder of Delhaize Group ADSs or person with an interest in Delhaize Group ADSs is deemed to have authorized Citibank and the custodian to comply with any request from Delhaize Group or any competent authority to disclose any information about any interest or any transaction of such person in Delhaize Group ADSs or ordinary shares. For additional information see “Description of Delhaize Group Ordinary Shares — Ownership Reporting” above.

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

MATERIAL CONTRACTS

Delhaize Group New Facility Agreement

We are a party to a €600 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 15, 2011 (the “New Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries, as original guarantors (the “Original Guarantors”), Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders. As of December 31, 2011. we had drawn €45 million under the New Facility Agreement. This summary of the New Facility Agreement is qualified in its entirety by reference to the actual New Facility Agreement filed as Exhibit 4.10 to Delhaize Group’s Report on Form 20-F filed June 24, 2011. Concurrently with the execution of the New Facility Agreement, our subsidiary Delhaize America, LLC terminated all of the commitments under its 2009 Credit Agreement.

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

Borrowings under the New Facility Agreement will bear interest at the percentage rate per annum which is the aggregate of the London interbank offered rate (“LIBOR”), in relation to loans in US dollars, or EURIBOR in relation to loans in euros, plus an applicable margin of 120 basis points and 90 basis points, respectively as of April 15, 2011. The New Facility Agreement provides that if Delhaize Group’s credit rating changes the margin may increase or decrease as set forth in the New Facility Agreement. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the New Facility Agreement, Delhaize Group is required to pay a commitment fee computed at the annual rate of 40% of the applicable margin and a utilization fee if the aggregate amount of all outstanding loans exceeds 33.33% of the Total Commitments (as defined in the New Facility Agreement). The accrued commitment fee and, if applicable, the accrued utilization fee are payable quarterly.

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

Delta Maxi Acquisition Agreement

On March 3, 2011, we entered into an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi, a retail company operating more than 450 stores in five countries in Southeastern Europe. We closed the transaction on July 27, 2011. The agreed price amounted to €933 million (enterprise value), including net debt and other adjustments of €318 million, resulting in a total purchase price of €615 million, which is subject to customary price adjustments, but not any earn-out or similar clauses. We began consolidating the results of Delta Maxi into our consolidated financial statements as of August 1, 2011. The foregoing description is qualified in its entirety by reference to the Delta Maxi Transaction Agreement, which was filed as Exhibit 4.9 to our Annual Report on Form 20-F filed on June 24, 2011 and our report on Form 6-K filed on July 28, 2011, which are both incorporated herein by reference.

Delhaize Group 2010 Debt Exchange Offer

On October 8, 2010 we completed a debt exchange transaction, which offered eligible debt holders of our 2027 and 2031 debt securities, issued by Delhaize America, to exchange those for new notes issued by Delhaize Group. In the debt exchange offer, we offered to exchange any and all outstanding 9.00% Debentures due 2031 and 8.05% Notes due 2027 (together the “Existing Securities”) for new unregistered 5.70% Notes due 2040 represented by certificated depositary interests (the “New 5.70% Notes”). In total $588 million of the total principal of $931 million of the Existing Securities were tendered by eligible holders and exchanged for $827 million in principal of the New 5.70% Notes. In March 2011, we completed a registered exchange offer of our $827 million New 5.70% Notes, (the “Old Notes”) for substantially identical notes registered under the Securities Act (the “Registered 5.70% Notes” and together with the New 5.70% Notes, the “5.70% Notes”). A total of $826,888,000 aggregate principal amount of New 5.70% Notes was exchanged for an equal principal amount of Registered 5.70% Notes pursuant to the exchange offer. The 5.70% Notes were issued pursuant to an Indenture dated as of October 8, 2010, between us and The Bank of New York Mellon, as trustee (the “2010 Indenture”). The 5.70% Notes will mature on October 1, 2040. We pay interest on the 5.70% Notes semiannually on April 1 and October 1 each year. All or a portion of the 5.70% Notes may be subject to redemption at any time, as described in the 2010 Indenture. The 5.70% Notes are unsecured unsubordinated senior obligations of Delhaize Group, and Delhaize Group’s obligations under the 5.70% Notes fall within the scope of the Cross Guarantee Agreement. The 5.70% Notes are not listed on any stock exchange. The foregoing description of our 5.70% Notes is qualified in its entirety by reference to the Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee, which is filed as Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011 and is incorporated herein by reference.

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

Third Parties

Subject to the release provisions of the Cross Guarantee Agreement discussed under the headings “Cross Guarantee Agreement — Release of Guarantors and Guarantor Obligations” and “ — Termination of Agreement with Respect to Future Financial Indebtedness” above, creditors of financial indebtedness guaranteed under the Cross Guarantee Agreement are entitled to rely on the Cross Guarantee Agreement and on the guarantees constituted pursuant to the Cross Guarantee Agreement. The Cross Guarantee Agreement constitutes a stipulation pour autrui or third party beneficiary contract for their benefit. Accordingly, such creditors shall be entitled to rely on and enforce the Cross Guarantee Agreement.

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

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group’s ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary. Dividends paid to a non-corporate U.S. Holder in tax years beginning before January 1, 2013 that constitute “qualified dividend income” are taxable currently at a maximum tax rate of 15%, provided that certain holding period and other requirements are met. Dividends that do not constitute qualified dividend income (including dividends paid to non-corporate U.S. Holders in tax years beginning on or after January 1, 2013), and dividends paid to corporate U.S. Holders, will be taxed at ordinary income rates. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be longterm capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains recognized in tax years beginning before January 1, 2013 are currently subject to a maximum U.S. federal income tax rate of 15%. Capital gains recognized by a non-corporate U.S. Holder in tax years beginning on or after January 1, 2013 will be subject to a maximum marginal U.S. federal income rate of 20%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of losses is subject to limitations.

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

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. A 10% withholding tax is, in principle, due on stock redemption and liquidation proceeds. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 10% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The 25% rate can, provided that the issuing company does not renounce this benefit, be reduced to 21% for dividends from shares issued by Belgian or non-Belgian companies after January 1, 1994 (a) pursuant to a public issuance in accordance with the Belgian Royal Decree of July 7, 1999, provided that the shares are non-preferred shares or (b) under a private issuance, provided that the shares are non-preferred, that they have been subscribed for cash and are, from the date of issuance until payment or attribution of the dividend, either registered with the issuing company if it concerns registered shares or deposited in open custody to a bank, a public credit institution, a stock broker or savings bank under the supervision of the FSMA, if it concerns bearer shares or have been recorded in Belgium in a securities account held in the name of the owner or the holder with a clearing institution or recognized account holder who is entitled to hold such securities, if it concerns dematerialized shares. These shares are sometimes referred to as VVPR-shares (Verlaagde Voorheffing/Précompte Réduit). In the share exchange, Delhaize Group ADRs received in exchange for Delhaize America shares did not qualify as VVPR-shares. Consequently, the dividends distributed with respect to these ADRs will be subject to a 25% withholding tax rate.

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

The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.22% (but limited to €650 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company.

The tax amounts to 0.09% in case of a purchase or sale of certificates (or other securities) representing shares if these certificates are issued by a Belgian entity or person. The Minister of Finance also permits certificates issued by foreign entities having a Belgian permanent establishment to qualify for the reduced rate. The tax is limited to €650 per transaction and per party on the purchase and on the sale in Belgium of the qualifying certificates.

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

Belgian Tax on Conversion of Bearer Securities. The Law dated 28 December 2011 “on various provisions” introduced a tax on the conversions of bearer securities into either registered or dematerialized securities according to the Law of 14 December 2005 introducing a gradual abolition of bearer securities. The tax rate laid down by this Law amounts to 1% for conversions occurred during 2012 and to 2% for conversions taking place in 2013.

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

The main regulatory authority for public bids in Belgium is the Financial Services and Markets Authority (FSMA). It controls compliance with the applicable rules by all parties to bids and, in practice, interprets the rules in accordance with their underlying purpose.

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

Mandatory bids

Under the regime applicable from 1 September 2007, a mandatory takeover bid must be launched where a person (and/or persons acting together) acquires more than 30% of the voting securities in a Belgian company whose securities are admitted to trading on a regulated market, such as Euronext Brussels. The Takeover Decree provides for certain exemptions to the obligation to launch a mandatory bid when the 30% threshold is exceeded.

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

or if:

(a)	the aggregate worldwide turnover of the bidder and the target to be acquired exceeds €2.5 billion;

(b)	the European Community-wide turnover of each of the bidder and the target to be acquired exceeds €100 million;

(c)	in each of at least three Member States, the aggregate turnover of the bidder and the target to be acquired exceeds €100 million; and;

(d)	in each of at least three Member States mentioned immediately above, the turnover of each of the bidder and the target to be acquired exceeds €25 million;

provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover in one and the same member state.

For purposes of the EU Merger Regulation, the relevant turnover is the amount derived from the sale of products and the provision of services in the previous financial year (subject to certain adjustments) and the turnover of the bidder is the aggregate turnover of the group or person that controls the bidder and of all entities controlled by that group or person.

The acquisition of a business through a public takeover bid that does not fall within the scope of the EU Merger Regulation may be subject to approval by one or several national competition authorities. It will be subject to approval by the Belgian Competition Authorities under the Belgian Competition Act if:

(1)	the aggregate turnover in Belgium of both the bidder and the target to be acquired exceeds €100 million; and

(2)	the turnover of each of the bidder and the target in Belgium exceeds €40 million.

For purposes of the Belgian Competition Act, the relevant turnover is the amount derived from the sale of products and the provision of services in the previous financial year on the Belgian market (subject to certain adjustments) and the turnover of the bidder is the aggregate turnover of the group or person that controls the bidder and of all entities controlled by that group or person.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Reference is made to the disclosure under the subheading “Item 10. Additional Information — Summary of Provisions of the Articles of Association and Other Matters — Description of Delhaize Group American Depositary Shares — Fees and Expenses Payable by Delhaize Group ADS Holders” and “ — Depositary Payments to Delhaize Group,” which is incorporated by reference herein.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises BVo.v.v.e. CVBA/SC s.f.d. SCRL, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on internal control over financial reporting on page F-1 of this report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as the term is defined in Rules 13a-15(t) and 15d-15(f) under the Exchange Act, that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jack Stahl, Ms. Claire Babrowski and Baron Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

On January 13, 2010 our Board of Directors approved our revised and restated code of ethics, as defined in Item 16B of Form 20-F, which we refer to as the Delhaize Group Guide for Ethical Business Conduct. Our Guide for Ethical Business Conduct is applicable to all our employees and directors, including our Chief Executive Officer, our Chief Financial Officer, and other senior financial officers. We filed our Guide for Ethical Business Conduct with the SEC as Exhibit 11.1 to our Annual Report on Form 20-F on June 28, 2010. Our Guide for Ethical Business Conduct is also posted on our website and may be accessed at www.delhaizegroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Réviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2011	2010
Audit Fees(a)	2,701,300	2,572,539
Audit-Related Fees(b)	52,175	106,095
Tax Fees(c)	110,275	144,583
All Other Fees(d)	365,682	171,813

(a)

Audit fees for the years ended December 31, 2011 and 2010 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.

(b)

Audit-related fees for the years ended December 31, 2011 and 2010 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.

(c)	Tax fees for the year ended December 31, 2011 and 2010 consist of fees for tax compliance, tax advice and tax planning.
(d)	All other fees for the year ended December 31, 2011 and 2010 consist primarily of fees for consulting services and for acquisition due diligence services.

All audit related fees and tax fees for the years ended December 31, 2011 and 2010 were pre-approved under the pre-approval policies of the Audit Committee.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (b)
March 2012 (a)	—	—	—	87
February 2012	—	—	—
January 2012	—	—	—
December 2011 (c)	60,000	44.01	60,000
November 2011	—	—	—
October 2011	—	—	—
September 2011	—	—	—
August 2011 (c)	225,000	45.51	225,000
July 2011 (c)	61,799	51.18	61,799
Total	346,799	46.27	346,799

(a)	Through March 15, 2012
(b)

In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c), to satisfy exercises under the stock option plans that Delhaize Group offers its associates. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to associates and to hedge certain stock option plan exposures.

(c)

On May 26, 2011, at an Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for five years, replaces the one granted in May 2009. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to U.S. domestic companies listed on the NYSE. In accordance with SEC and NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards, but notes that one member of the Remuneration and Nomination Committee, Hugh G. Farrington, does not satisfy the independence requirements of the Belgian Company Code applicable to Delhaize Group because Mr. Farrington has been compensated formerly as an executive of our subsidiary Hannaford Brothers. While the NYSE listing standards require that such committee be composed entirely of independent directors, the NYSE listing standards do not indefinitely disqualify a director from being deemed independent as a result of being compensated formerly as an executive of the listed company or any subsidiary thereof. A description of the differences between Delhaize Group’s corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is also available on our website at http://www.delhaizegroup.com/en/CorporateGovernance.aspx.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded in 2011 that the best interests of Delhaize Group and its shareholders are served by variance from the Corporate Governance Code relating to the assessment of the commitment of directors who serve on the board of more than five other listed companies. A description of this variance is available on our website at http://www.delhaizegroup.com/en/CorporateGovernance.aspx.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2011, 2010 AND 2009 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2011.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J. H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.16	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.17	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.18	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.19	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.20	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

Exhibit No.	Description

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nvsa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (incorporated by reference to Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009)

4.9	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA. (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

4.10	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2011)

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Date: April 3, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for each of the three years in the period ended December 31, 2011. We have also audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

April 3, 2012

The statutory auditor

/s/ Michel Denayer
DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Michel Denayer

Consolidated Balance Sheet

Consolidated Assets

(in millions of EUR)	Note	2011	2010	2009
Goodwill	6	3 373	2 828	2 640
Intangible assets	7	855	634	574
Property, plant and equipment	8	4 555	4 075	3 785
Investment property	9	85	60	50
Investment in securities	11	13	125	126
Other financial assets	12	18	17	16
Deferred tax assets	22	96	95	23
Derivative instruments	19	57	61	96
Other non-current assets		23	19	19

Total non-current assets		9 075	7 914	7 329

Inventories	13	1 718	1 460	1 278
Receivables	14	706	637	597
Income tax receivables		10	1	8
Investment in securities	11	93	43	12
Other financial assets	12	22	3	15
Derivative instruments	19	1	5	—
Prepaid expenses		56	44	33
Other current assets		42	37	37
Cash and cash equivalents	15	432	758	439

		3 080	2 988	2 419

Assets classified as held for sale	5.2	87	—	—

Total current assets		3 167	2 988	2 419

Total assets		12 242	10 902	9 748

Consolidated Liabilities and Equity

(in millions of EUR)	Note	2011	2010	2009
Share capital	16	51	51	50
Share premium	16	2 785	2 778	2 752
Treasury shares	16	(65)	(59)	(54)
Retained earnings	16	3 731	3 426	3 044
Other reserves	16	(47)	(34)	(40)
Cumulative translation adjustments	16	(1 039)	(1 094)	(1 360)

Shareholders’ equity		5 416	5 068	4 392
Non-controlling interests	16	14	1	17

Total equity		5 430	5 069	4 409

Long-term debt	18.1	2 325	1 966	1 904
Obligations under finance leases	18.3	689	684	643
Deferred tax liabilities	22	625	543	227
Derivative instruments	19	20	16	38
Provisions	20, 21	253	233	228
Other non-current liabilities		73	68	57

Total non-current liabilities		3 985	3 510	3 097

Short-term borrowings	18.2	60	16	63
Long-term debt - current portion	18.1	88	40	42
Obligations under finance leases	18.3	61	57	44
Derivative instruments	19	—	—	2
Provisions	20, 21	82	52	52
Income taxes payable		56	17	65
Accounts payable		1 844	1 574	1 436
Accrued expenses	23	442	393	397
Other current liabilities		194	174	141

Total current liabilities		2 827	2 323	2 242

Total liabilities		6 812	5 833	5 339

Total liabilities and equity		12 242	10 902	9 748

Consolidated Income Statement

(in millions of EUR)	Note	2011	2010	2009
Revenues		21 119	20 850	19 938
Cost of sales	24, 25	(15 756)	(15 497)	(14 813)

Gross profit		5 363	5 353	5 125
Gross margin		25.4%	25.7%	25.7%
Other operating income	27	118	85	78
Selling, general and administrative expenses	24	(4 500)	(4 394)	(4 192)
Other operating expenses	28	(169)	(20)	(69)

Operating profit		812	1 024	942
Operating margin		3.8%	4.9%	4.7%
Finance costs	29.1	(204)	(215)	(208)
Income from investments	29.2	23	12	6

Profit before taxes and discontinued operations		631	821	740
Income tax expense	22	(156)	(245)	(228)

Net profit from continuing operations		475	576	512
Result from discontinued operations (net of tax)	5.3	—	(1)	8

Net profit		475	575	520
Net profit attributable to non-controlling interests		—	1	6
Net profit attributable to equity holders of the Group (Group share in net profit)		475	574	514

(in EUR)
Earnings per share	31
Basic
Net profit from continuing operations		4.72	5.74	5.07
Group share in net profit		4.71	5.73	5.16
Diluted
Net profit from continuing operations		4.68	5.69	5.00
Group share in net profit		4.68	5.68	5.08

(in thousands)
Weighted average number of shares outstanding
Basic		100 684	100 271	99 803
Diluted		101 426	101 160	101 574

Consolidated Statement of Comprehensive Income

(in millions of EUR)	Note	2011	2010	2009
Net profit		475	575	520

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		—	1	1
Tax (expense) benefit		—	—	—

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	—	1	1
Gain (loss) on cash flow hedge		—	23	(31)
Reclassification adjustment to net profit		(5)	(15)	22
Tax (expense) benefit		2	(3)	3

Gain (loss) on cash flow hedge, net of tax	16, 19	(3)	5	(6)
Unrealized gain (loss) on financial assets available for sale		6	3	(7)
Reclassification adjustment to net profit		(4)	(1)	1
Tax (expense) benefit		—	—	1

Unrealized gain (loss) on financial assets available for sale, net of tax	16	2	2	(5)
Actuarial gain (loss) on defined benefit plans		(17)	1	(7)
Tax (expense) benefit		7	(1)	3

Actuarial gain (loss) on defined benefit plans, net of tax	16, 21	(10)	—	(4)
Exchange gain (loss) on translation of foreign operations		52	263	(131)
Reclassification adjustment to net profit		—	—	—

Exchange gain (loss) on translation of foreign operations	16	52	263	(131)

Other comprehensive income		41	271	(145)
Attributable to non-controlling interests		(1)	—	—
Attributable to equity holders of the Group		42	271	(145)

Total comprehensive income for the period		516	846	375
Attributable to non-controlling interests	16	(1)	1	6
Attributable to equity holders of the Group		517	845	369

Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available- for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2009	100 583 284	50	2 725	914 716	(56)	2 678	(10)	—	7	(22)	(1 229)	4 143	52	4 195
Other comprehensive income	—	—	—	—	1	—	1	(6)	(5)	(5)	(131)	(145)	—	(145)
Net profit	—	—	—	—	—	514	—	—	—	—	—	514	6	520

Total comprehensive income for the period	—	—	—	—	1	514	1	(6)	(5)	(5)	(131)	369	6	375
Capital increases	287 342	—	14	—	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	205 882	(10)	—	—	—	—	—	—	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(165 012)	11	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	2	—	—	—	—	—	—	—	—	2	—	2
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	20	—	—	—	—	—	—	—	—	20	—	20
Dividend declared	—	—	—	—	—	(148)	—	—	—	—	—	(148)	(4)	(152)
Purchase of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)

Balances at December 31, 2009	100 870 626	50	2 752	955 586	(54)	3 044	(9)	(6)	2	(27)	(1 360)	4 392	17	4 409
Other comprehensive income	—	—	—	—	(1)	—	—	5	2	(1)	266	271	—	271
Net profit	—	—	—	—	—	574	—	—	—	—	—	574	1	575

Total comprehensive income for the period	—	—	—	—	(1)	574	—	5	2	(1)	266	845	1	846
Capital increases	684 655	1	25	—	—	—	—	—	—	—	—	26	—	26
Treasury shares purchased	—	—	—	441 996	(26)	—	—	—	—	—	—	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	—	—	(11)	(408 722)	22	—	—	—	—	—	—	11	—	11
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1

(in millions of EUR, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available- for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non-controlling Interests	Total Equity
Tax payment for restricted shares vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(161)	—	—	—	—	—	(161)	(1)	(162)
Purchase of non-controlling interests	—	—	—	—	—	(31)	—	—	—	—	—	(31)	(16)	(47)

Balances at December 31, 2010	101 555 281	51	2 778	988 860	(59)	3 426	(9)	(1)	4	(28)	(1 094)	5 068	1	5 069
Other comprehensive income	—	—	—	—	—	—	—	(3)	2	(12)	55	42	(1)	41
Net profit	—	—	—	—	—	475	—	—	—	—	—	475	—	475

Total comprehensive income for the period	—	—	—	—	—	475	—	(3)	2	(12)	55	517	(1)	516
Capital increases	336 909	—	13	—	—	—	—	—	—	—	—	13	—	13
Call option on own equity instruments	—	—	(6)	—	—	—	—	—	—	—	—	(6)	—	(6)
Treasury shares purchased	—	—	—	408 138	(20)	—	—	—	—	—	—	(20)	—	(20)
Treasury shares sold upon exercise of employee stock options	—	—	(10)	(213 050)	14	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(174)	—	—	—	—	—	(174)	—	(174)
Non-controlling interests resulting from business combinations	—	—	—	—	—	—	—	—	—	—	—	—	28	28
Purchase of non-controlling interests	—	—	—	—	—	4	—	—	—	—	—	4	(14)	(10)

Balances at December 31, 2011	101 892 190	51	2 785	1 183 948	(65)	3 731	(9)	(4)	6	(40)	(1 039)	5 416	14	5 430

Consolidated Statement of Cash Flows

(in millions of EUR)	Note	2011	2010	2009
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)		475	574	514
Net profit attributable to non-controlling interests		—	1	6
Adjustments for:
Depreciation and amortization		586	575	515
Impairment	28	135	14	22
Allowance for losses on accounts receivable		11	6	20
Share-based compensation	21.3	13	16	20
Income taxes	22	156	245	227
Finance costs		204	216	209
Income from investments		(23)	(12)	(14)
Other non-cash items		7	(2)	3
Changes in operating assets and liabilities:
Inventories		(147)	(108)	32
Receivables		(10)	(39)	(8)
Prepaid expenses and other assets		(15)	(10)	3
Accounts payable		(24)	98	58
Accrued expenses and other liabilities		(4)	16	20
Provisions		4	(24)	(13)
Interest paid		(196)	(202)	(199)
Interest received		11	11	9
Income taxes paid		(77)	(58)	(248)

Net cash provided by operating activities		1 106	1 317	1 176
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4.1	(591)	(19)	(47)
Business disposals, net of cash and cash equivalents disposed	5.3	—	—	8
Purchase of tangible assets (capital expenditures)	8.9	(675)	(568)	(460)
Purchase of intangible assets (capital expenditures)	7	(87)	(92)	(60)
Sale of tangible and intangible assets		11	14	10
Sale and maturity of (investment in) debt securities, net		72	(13)	(5)
Purchase of other financial assets		(21)	(2)	(9)
Sale and maturity of other financial assets		28	15	8
Settlement of derivatives instruments		(2)	—	—

Net cash used in investing activities		(1 265)	(665)	(555)
Cash flow before financing activities		(159)	652	621
Financing activities
Proceeds from the exercise of share warrants and stock options	16	13	32	16
Purchase of call option on own equity instruments	16	(6)	—	—
Treasury shares purchased	16	(20)	(26)	(10)
Purchase of non-controlling interests	4.2	(10)	(47)	(108)
Dividends paid	17	(173)	(161)	(148)
Dividends paid by subsidiaries to non-controlling interests		—	(1)	(4)
Escrow maturities		2	2	5
Borrowing under long-term loans, net of financing costs		408	(1)	230
Repayment of long-term loans		(224)	(42)	(327)
Repayment of lease obligations		(53)	(49)	(45)
Borrowings (repayments) of short-term loans, net		(85)	(49)	(91)
Settlement of derivative instruments		2	(1)	(14)

Net cash used in financing activities		(146)	(343)	(496)
Effect of foreign currency translation		(21)	10	(7)

Net (decrease) increase in cash and cash equivalents		(326)	319	118
Cash and cash equivalents at beginning of period	15	758	439	321
Cash and cash equivalents at end of period	15	432	758	439

Notes to the Financial Statements

1.	General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) is the operation of food supermarkets in eleven countries on three continents. The Group’s sales network also includes other store formats such as proximity stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG”, respectively.

The consolidated financial statements for the year ended December 31, 2011 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 7, 2012 subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 24, 2012. In compliance with Belgian law, the consolidated accounts will be presented for informational purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2011 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2011, 2010, and 2009 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 31, 2011, 52 weeks ended January 1, 2011 and 52 weeks ended January 2, 2010, respectively.

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

2.2	Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRSs and IFRIC interpretations that have been adopted as of January 1, 2011:

•	Improvements to IFRS;

•	Revised IAS 24 Related Party Disclosures;

•	Amendments to IAS 32 Classification of Rights Issues;

•	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement; and

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these new, amended or revised pronouncements did not have any significant impact on the consolidated financial statements of the Group.

2.3	Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all financial years presented except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (See Note 5.3).

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

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established, until such joint control ceases (see Note 36).

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control (“associates”).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been adjusted, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances and transactions are eliminated in full when preparing the consolidated financial statements.

Non-controlling interests (also referred to as “minority interests”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisition costs), nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings. Prior to January 1, 2010, the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Consequently, acquisition of non-controlling interests were accounted for using the so-called “parent entity extension” method, whereby, the difference between the consideration paid and the book value of the share of the net assets acquired is recognized as goodwill.

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

Since January 1, 2010, following the revision of IFRS 3, business combinations are accounted for using the acquisition method, which is similar to the purchase method, but has certain significant differences. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, that present ownership interests and that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses.” When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognised and subsequently measured at fair value. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

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

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and:

•	represents a separate major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (see Note 5.3).

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

•

Foreign currency transactions and balances: Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the “Cumulative translation adjustment” component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within “Finance costs” (see Note 29.1), while gains and losses on financial assets are shown as “Income from investments” (see Note 29.2).

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

(b)	goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate; and

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

	Country	Closing Rate			Average Daily Rate
(in EUR)		2011	2010	2009	2011	2010	2009
1 USD	U.S.	0.772857	0.748391	0.694155	0.718391	0.754318	0.716949
100 RON	Romania	23.130479	23.463163	23.605505	23.589913	23.740563	23.585462
1 BGN	Bulgaria	0.511292	—	—	0.511292	—	—
100 RSD	Serbia	0.955657	—	—	0.980873	—	—
100 ALL	Albania	0.719787	—	—	0.713878	—	—
1 BAM	Bosnia & Herzegovina	0.511292	—	—	0.511292	—	—
100 IDR	Indonesia	0.008524	0.008332	0.007339	0.008192	0.008304	0.006923

Intangible Assets

Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as “Other liabilities” and released in analogy with SIC 15 Operating Leases - Incentives), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Intangible assets acquired as part of a business combination that are held to prevent others from using them (“defensive assets”) - often being brands with no intended future usage - are recognized separately from goodwill.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

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

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

• Prescription files	15 years

• Favorable lease rights	Remaining lease term

• Customer relationships	5 to 20 years

• Computer software	3 to 5 years

• Other intangible assets	3 to 15 years

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

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

• Buildings	33 to 50 years

• Permanent installations	3 to 25 years

• Machinery and equipment	3 to 14 years

• Furniture, fixtures, equipment and vehicles	5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” (see Note 27) or “Other operating expenses” (see Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rentals or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property.

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

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as other operating income (see Note 27) in the period in which they are earned.

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

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as other operating income (see Note 27) on a systematic basis over the expected useful life of the related asset.

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

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year and whenever there is an indication that goodwill may be impaired.

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

If the impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial assets”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

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

In case the Group sells a more than an insignificant amount of its financial assets classified as held-to-maturity, any remaining held-to-maturity assets would have to be reclassified as available-for-sale financial assets (see Note 11). In such an event, two full financial years must pass before Delhaize Group can again classify financial assets as held-to-maturity (“tainting rules”).

•

Loans and receivables: Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group’s loans and receivables comprise “Other financial assets” (see Note 12), “Receivables” (see Note 14) and “Cash and cash equivalents” (see Note 15).

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

Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see further Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs, including broker prices from independent parties, and relying as little as possible on entity-specific inputs, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment include a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in equity (OCI).

Available-for-sale financial assets are included in “Investments in securities” (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost, which are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.” In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

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

•

Convertible notes and bonds are compound instruments, usually consisting of a liability and equity component. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds from the issuance of the convertible debt and the fair value of the liability component of the instrument represents the value of the embedded option to convert the liability into equity of the Group and is recorded in equity. Transaction costs are apportioned between the liability and equity component of the convertible instrument based on the allocation of proceeds to the liability and equity component when the instruments are initially recognized. The financial liability component is measured at amortized cost until it is extinguished on conversion or redemption. The carrying amount of the embedded conversion option is not re-measured in subsequent years. Convertible bonds are included in “Debts” on the balance sheet (see Note 18).

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

Derivative Financial Instruments

While at recognition the initial measurement of derivative contracts is at fair value, the subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument, and if so, the nature of the item being hedged (see “Hedge Accounting” below).

•

Economic hedges: Delhaize Group does not hold or issue derivatives for speculation/trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve “economic hedging.” This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (see Note 19).

These derivatives are mandatory classified as held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 19).

The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the dirty price or full fair value (i.e. including any interest accrued).

Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e., if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as “Income from investment,” Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as “Finance costs,” Note 29.1).

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

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group intends to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

•

Fair value hedges are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are usually presented in the income statement as “Finance costs” (see Note 29.1).

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

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

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

Deferred tax assets and liabilities are only offset if there is a legally enforceable right to set off current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interest and penalties relating to income taxes in “Income tax expense” in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific on the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized within “Finance costs” (see Note 29.1).

•

Store closing costs: Delhaize Group regularly reviews its stores operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (see Note 28), except for inventory write-downs, which are classified as “Cost of sales” (see Note 25). If appropriate (see accounting policy for “Non-Current Assets / Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Onerous contracts: IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceeds the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented out to third-parties are reclassified as investment property (see Note 9).

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

•

Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum retained exposures is provided by external insurance companies.

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

Employee Benefits

•

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions, regardless of the performance of funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due (see Note 21.1).

•

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.

Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI.

Past service costs are recognized immediately in the income statement unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Pension expense is included in “Cost of sales” and in “Selling, general and administrative expenses.” See for details of Delhaize Group’s defined benefit plans Note 21.1.

•

Other post-employment benefits: some Group entities provide post-retirement healthcare benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. See for details of Delhaize Group’s other post-employment benefit plans Note 21.2.

•

Termination benefits: are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary terminations if the Group has made an offer of voluntary termination, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.

•

Profit-sharing and bonus plans: the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 21.3).

•

Share-based payments: the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or warrants) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any non-market vesting conditions, but only service vesting conditions.

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

In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 Revenue in order to determine if it is acting as principal or agent.

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

The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue when the award credits are redeemed.

•	The Group generates limited revenues from franchise fees, which are recognized in net sales when the services are provided or franchise rights used.

•

For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.

•	Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (see Note 27).

•	Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (see Note 29.2).

•	Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (see Note 29.2).

Cost of Sales

Cost of sales includes the purchase cost of products sold and all costs associated with getting the products into the retail stores including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for “Inventories” above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments. At Delhaize Group, the CODM is the Executive Committee (see Note 3).

2.4	Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group’s estimates generally have not deviated materially from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

•	Note 4.1 - Business combinations

•	Notes 5.2, 5.3 - Disposal Group Classified as Held for Sale and Discontinued Operations;

•	Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;

•	Notes 13, 25 - Accounting for vendor allowances;

•	Note 18.3 - Classification of leases;

•	Note 20 - Provisions;

•	Note 21 - Employee Benefits;

•	Note 22 - Income Taxes.

2.5	Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2012 or later periods. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

•

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income (applicable for annual periods beginning on or after July 1, 2012): Following the adoption of the amendment the Group will have to modify its presentation by grouping items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The Group believes that the initial application will have little impact on the Group’s consolidated financial statements.

•

Amendments to IAS 19 Employee Benefits (applicable for annual periods beginning on or after January 1, 2013): The amendment will require, besides others, replacing interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).

•

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities (applicable for annual periods beginning on or after January 1, 2014). The amendment adds application guidance to the existing financial asset and financial liabilities offsetting requirements in IAS 32. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.

•

Amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities (applicable for annual periods beginning on or after January 1, 2013). The change will require specific disclosures to all recognised financial instruments that are offset or that are subject to an enforceable master netting arrangements.

•

Amendments to IAS 12 Income Taxes (applicable for annual periods beginning on or after January 1, 2012): The Group is currently measuring its investment property at amortized cost so the initial application of the amendment will have no impact on Delhaize Group’s consolidated financial statements.

•

Amendments to IFRS 7 Derecognition Disclosure (applicable for annual periods beginning on or after July 1, 2011): The amendment requires additional disclosures for risk exposures arising from financial assets that the Group has transferred but, not necessarily derecognized from its consolidated balance sheet.

•

IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2015): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a “business model” and “characteristics of the financial asset” test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. All financial assets that are equity investments are measured at fair value either through OCI or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case they must be measured at fair value through profit or loss.

Delhaize Group is in the process of reviewing the revised guidance in order to assess the full impact IFRS 9 might have on its consolidated financial statements. The Group believes that IFRS 9 will result in a change of the accounting of most of the Group’s available-for-sale investments (see Note 11), which are likely to fall under the amortized cost measurement category of IFRS 9, while they are currently measured at fair value through OCI.

On October 28, 2010, the IASB issued the second part of IFRS 9 dealing with the Recognition and Measurement of Financial Liabilities, which is also applicable for annual periods beginning on or after January 1, 2015. The IASB has retained the existing guidance in IAS 39 regarding classifying and measuring financial liabilities, except for those liabilities where the fair value option has been elected, which is currently not the case for any of Delhaize Group’s financial liabilities. Therefore, the Group does not expect that the IFRS 9 guidance will have an impact on its consolidated financial statement with respect to financial liabilities.

On December 16, 2011, the IASB modified the mandatory effective date of IFRS 9 for annual periods beginning on or after 1 January 2015. The change modified the guidance about the disclosure requirements an entity needs to make when it first applies IFRS 9. In parallel with the amendment of IFRS 9, the IASB also modified IFRS 7 Financial Instruments: Disclosures and added specific requirements that an entity should disclose upon the initial application of IFRS 9.

•

IFRS 10 Consolidated Financial Statements and Amendments to IAS 27 Separate Financial Statements (applicable for annual periods beginning on or after January 1, 2013). IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The remaining guidance of IAS 27 deals now solely with separate financial statements.

•

IFRS 11 Joint Arrangements and Amendments to IAS 28 Investments in Associates and Joint Ventures (applicable for annual periods beginning on or after January 1, 2013): Although IFRS 11 modifies the currently existing definition of joint control of IAS 31, the determination will still be based on the concept of unanimous consent. IFRS 11 classifies joint arrangements into two types -

joint operations and joint ventures and will require that investments in joint venture are accounted for using the equity method in accordance with IAS 28, which has been amended to include additional guidance on the application of the equity method. The requirement to account for joint ventures using the equity method will impact the accounting of the Group’s investment in Super Indo which is currently proportionately consolidated.

•

IFRS 12 Disclosures of Interests in Other Entities (applicable for annual periods beginning on or after January 1, 2013): The standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

•

IFRS 13 Fair Value Measurements (applicable for annual periods beginning on or after January 1, 2013): The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements will not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

2.6	Financial Risk Management, Objectives and Policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group’s principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash-equivalents that result directly from the Group’s activities. The Group also holds several available-for-sale investments. Delhaize Group uses derivative financial instruments to hedge certain risk exposures.

The risks to which the Group is exposed are evaluated by Delhaize Group’s management and Board of Directors and discussed in the section “Risk Factors” in this annual report.

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

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Delhaize Group subsequently reviewed these operating segments to establish, if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which the standard allows to aggregate into one single operating segment. In a final step, reportable segments have been identified, which represent operating segments that exceed the quantitative thresholds defined by IFRS 8, requiring individual disclosure, and those operating segments that do not pass these thresholds have been aggregated into the “Southeastern Europe and Asia” segment.

Management finally concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non-operating - other business activities - and, therefore, decided to aggregate only the remaining operating segments relating to operating activities into the “Southeastern Europe and Asia” reportable segment, thus, allowing the corporate activities of the Group to be disclosed separately in the segment “Corporate.”

In the first quarter of 2011, Delhaize Group announced the acquisition of 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area, which, combined with the Group’s existing operations in Greece and Romania makes Delhaize Group a leading retailer in Southeastern Europe (see Note 4). Kostas Macheras, Executive Vice President of Delhaize Group, was named the Chief Executive Officer of Southeastern Europe and is the responsible segment manager for that regional area. In order to reflect these responsibilities and mirror the increased regional focus of the Group’s operations, Delhaize Group amended its internal reporting and has provided since January 2011 sub-consolidated information for Southeastern Europe to the CODM. Consequently, Delhaize Group decided that Greece will no longer be a - voluntarily disclosed - separate reportable segment, but subsumed in the “Southeastern Europe and Asia” (SEE & Asia) segment, previously called “Rest of the World.” The comparative figures of the SEE & Asia segment information for the financial years 2010 and 2009 have been amended in order to reflect the revised segment reporting.

During 2011, Delhaize Group continued the implementation of the U.S. organizational restructuring. Effective March 1, 2011, Ron Hodge, was named CEO of Delhaize America, being responsible for all aspects of the U.S. operations of Delhaize Group, including operations, corporate functions and support services. Simultaneously, the Group reflected this organizational and structural change in its internal reporting. While in the past, separate operating results for Food Lion, Hannaford and Sweetbay had been provided to the CODM, as of January 2011, the CODM reviews only operating results information for Delhaize America as a whole. Consequently, while previously the Group’s U.S. operations represented three different operating segments that were then aggregated into one single aggregated operating segment, as from 2011 onwards, Delhaize Group’s U.S. operations represent one operating segment (“Delhaize America”). This change has no immediate impact on information provided as part of the Group’s segment reporting, but results in a consequential amendment to the level at which goodwill is monitored internally by management, which is now also done at Delhaize America level (see Note 6).

Overall, this results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

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

The operating segments information for 2011, 2010 and 2009 is as follows:

Year ended December 31, 2011 (in millions of EUR)	United States	Belgium(2)	Southeastern Europe and Asia(3)	Corporate	Total
Revenues(1)	13 815	4 845	2 459	—	21 119
Cost of sales	(10 049)	(3 825)	(1 882)	—	(15 756)
Gross profit	3 766	1 020	577	—	5 363
Gross margin	27.3%	21.0%	23.5%	—	25.4%
Other operating income	67	41	10	—	118
Selling, general and administrative expenses	(3 142)	(814)	(504)	(40)	(4 500)
Other operating expenses	(157)	(4)	(3)	(5)	(169)
Operating profit	534	243	80	(45)	812
Operating margin	3.9%	5.0%	3.3%	—	3.8%
Operating profit from discontinued operations	—	—	—	—	—
Other information
Assets	7 752	1 886	2 460	144	12 242
Liabilities	2 765	1 211	783	2 053	6 812
Capital expenditures	416	142	185	19	762
Non-cash operating activities:
Depreciation and amortization	410	107	60	9	586
Impairment loss(4)	130	1	1	3	135
Share-based compensation	11	1	—	1	13

Year ended December 31, 2010 (in millions of EUR)	United States	Belgium(2)	Southeastern Europe and Asia(3)	Corporate	Total
Revenues(1)	14 187	4 800	1 863	—	20 850
Cost of sales	(10 272)	(3 803)	(1 422)	—	(15 497)
Gross profit	3 915	997	441	—	5 353
Gross margin	27.6%	20.8%	23.7%	—	25.7%
Other operating income	43	36	6	—	85
Selling, general and administrative expenses	(3 189)	(795)	(377)	(33)	(4 394)
Other operating expenses	(16)	(2)	(2)	—	(20)
Operating profit	753	236	68	(33)	1 024
Operating margin	5.3%	4.9%	3.7%	—	4.9%
Operating profit from discontinued operations	—	—	—	—	—
Other information
Assets	7 850	1 806	1 014	232	10 902
Liabilities	2 592	1 141	508	1 592	5 833
Capital expenditures	410	128	113	9	660
Non-cash operating activities:
Depreciation and amortization	423	104	39	9	575
Impairment loss(4)	13	—	1	—	14
Share-based compensation	14	1	—	1	16

Year ended December 31, 2009 (in millions of EUR)	United States	Belgium(2)	Southeastern Europe and Asia(3)	Corporate	Total
Revenues(1)	13 618	4 616	1 704	—	19 938
Cost of sales	(9 817)	(3 690)	(1 306)	—	(14 813)
Gross profit	3 801	926	398	—	5 125
Gross margin	27.9%	20.0%	23.4%	—	25. 7%
Other operating income	34	36	8	—	78
Selling, general and administrative expenses	(3 046)	(772)	(346)	(28)	(4 192)
Other operating expenses	(60)	(5)	(2)	(2)	(69)
Operating profit	729	185	58	(30)	942
Operating margin	5.4%	4.0%	3.4%	—	4.7%
Operating profit from discontinued operations	—	1	—	—	1
Other information
Assets	6 927	1 750	897	174	9 748
Liabilities	2 670	1 027	550	1 092	5 339
Capital expenditures	331	115	70	4	520
Non-cash operating activities:
Depreciation and amortization	381	89	36	9	515
Impairment loss(4)	17	3	—	2	22
Share-based compensation	18	1	—	1	20

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand Duchy of Luxembourg.
(3)	Southeastern Europe and Asia includes in 2011 the Group’s operations in Greece, Romania, Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro, Albania and Indonesia and in 2010 and 2009 the Group’s operations in Greece, Romania and Indonesia.
(4)	No impairment loss was recorded or reversed in equity.

Delhaize Group’s operation of retail supermarkets represents approximately 90% of the Group’s consolidated revenues. The remaining revenue represents wholesale retail revenues. Total revenues can be further analyzed as follows:

(as a percentage of revenues)	2011	2010	2009
Retail revenues
- Food - perishable	37.9%	40.0%	39.4%
- Food - non-perishable	36.1%	35.5%	35.9%
- Non-food	15.0%	13.8%	14.1%

Total retail revenues	89.0%	89.3%	89.4%
Wholesale revenues	11.0%	10.7%	10.6%

Total revenues	100.0%	100.0%	100.0%

Delhaize Group is not reliant on any individual major customer and, consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group’s revenue.

4.	Business Combinations and Acquisition of Non-controlling Interests

4.1	Business Combinations

Acquisitions during 2011

During 2011, Delhaize Group entered into one significant and several small agreements that have resulted in the acquisition of businesses and were accounted for under IFRS 3. The details of the acquisition of Delta Maxi Group are described below. The small agreements allowed the acquisition of 17 individual stores in various parts of the world, the total consideration transferred during 2011 for these transactions was EUR 16 million and resulted in an increase of goodwill of EUR 10 million, mainly representing expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 1 million during 2011 related to the acquisition of stores which occurred in 2010.

Acquisition of Delta Maxi Group

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for an amount of EUR 933 million (enterprise value), including net debt and other customary adjustments of EUR 318 million, resulting in a total purchase price of EUR 615 million, which is subject to customary purchase price adjustments, but not any earn-out or similar clauses. At December 31, 2011, the total consideration transferred amounts to (i) EUR 574 million in cash, net of EUR 21 million cash acquired, of which EUR 100 million is held in escrow by the seller and (ii) EUR 20 million held in escrow by the Group (see Note 12). The acquired business, in combination with the Group’s existing operations in Greece and Romania, will make Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi is included into Delhaize Group’s consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe & Asia segment (see Note 3). Delhaize Group incurred approximately EUR 11 million acquisition-related costs that have been included in selling, general and administrative expenses in the “Corporate” segment.

The table below summarizes the gross consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date on a provisional basis, as well as the non-controlling interests in Delta Maxi recognized at their proportionate share in the identifiable assets and liabilities of the acquiree.

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	194
Property, plant and equipment	426
Investment property	44
Financial assets	24
Inventory	69
Receivables	59
Other assets	9
Cash and cash equivalents	21
Assets classified as held for sale	15

861
Long-term debt, including current portion	(211)
Obligations under finance lease	(8)
Short-term borrowings	(132)
Provisions	(14)
Accounts payable	(259)
Other liabilities	(37)
Deferred tax liabilities	(24)

Net assets	176
Non-controlling interests	(28)
Provisional goodwill arising on acquisition	467

Total consideration transferred	615

Receivables mainly consist of trade receivables and other receivables, with an acquisition date fair value of EUR 59 million. The gross contractual amounts of the receivables due is EUR 65 million, of which EUR 6 million is expected to be uncollectible.

The Group is still in the process of completing the identification of the assets acquired and liabilities assumed and the related acquisition date fair values and consequently the information is provided on a provisional basis. For example, Delhaize Group is in the process of identifying, assessing and quantifying any contingencies that it has assumed as part of the acquisition. The agreement with the former owner contains specific indemnity clauses for all known significant contingencies and the Group expects to be compensated for any potential losses. Once the assessment is completed, the necessary liabilities and indemnification assets will be recognized as part of the purchase price allocation. The Group expects to complete the purchase price accounting during the allowed measurement period ending July 2012.

Based on the information currently available, the provisional acquisition-date goodwill is EUR 467 million. The Group expects that goodwill will be deductible for income tax purposes. Once final, the goodwill is expected to reflect the anticipated synergies that will be realized from integrating Delta Maxi into Delhaize Group’s international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes. With the goodwill being provisional and the ongoing work with respect to the integration of Maxi into the Group’s operations, Delhaize Group has not been able to make a reliable allocation of goodwill to the specific cash-generating units that it expects to benefit from the synergies of the combination. Delhaize Group will disclose further and final information when it is available and include it in its future reportings.

From the date of acquisition, Maxi has contributed EUR 460 million to the Group’s revenues and EUR (0.2) million to the net profit of the year. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately EUR 584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies between Delta Maxi and Delhaize Group, it is impracticable to estimate the pro forma impact on the Group’s consolidated net profit.

Acquisitions during 2010

During 2010, Delhaize Group entered into several small agreements acquiring a total of 15 individual stores in various parts of the world, which meet the business definition under IFRS 3 and were accounted for accordingly. Total consideration transferred during 2010 was EUR 16 million in cash, and additional final payments of EUR 1 million were paid in 2011. These transactions resulted in an increase of goodwill of EUR 12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

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

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group acquired 100% of the shares and voting rights of the unlisted Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of EUR 25 million. Both stores, based in Luxembourg, were previously affiliated stores and as of the acquisition date were integrated into Delhaize Group’s company operated sales network.

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

Transaction costs were negligible and the total consideration transferred of EUR 25 million represents the total net cash outflow.

The goodwill of EUR 20 million reflects the direct access Delhaize Group now has to the strong customer base and location of the stores operated by the two entities and the reduced operating costs due to the full integration into Delhaize Group’s operated sales network.

The consolidated 2009 financial statements of Delhaize Group include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 56 million and net profit of EUR 2 million for the full year.

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest for an amount of EUR 6 million (transaction costs were negligible). These supermarkets have been integrated into Delhaize Group’s Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated 2009 financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

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

The fair values of the identifiable assets and liabilities of Koryfi S.A. in the 2009 consolidated financial statements were recognized on a provisional basis. No material adjustments were made in 2010.

Transaction costs were negligible and the total consideration transferred of EUR 7 million represented the total expected net cash outflow. The final goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta’s position in the North-eastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

From the date of acquisition, the acquired stores contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR (1) million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

4.2	Acquisition of Non-controlling Interests

Delta Maxi Group

Subsequent to the acquisition of Delta Maxi, Delhaize Group started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, the Group acquired non-controlling interests of a carrying amount of EUR 14 million. The cash consideration transferred for the acquired non-controlling interests were EUR 10 million. The difference between the carrying amount of non-controlling interests and the fair value of the consideration paid was recognized directly in retained earnings and attributed to the shareholders of the Group for an amount of EUR 4 million.

Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share, based on an agreement with two major shareholders (approximately 12%) of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delhaize Group held 89.56% of Alfa Beta shares. During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

In 2009, this acquisition of non-controlling interests was accounted for using the “parent entity extension” method, i.e., the difference between the consideration paid (EUR 108 million) and the book value of the share of the net assets acquired was recognized in goodwill and amounted to EUR 72 million.

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

Since August 9, 2010, Delhaize Group has owned 100% of the voting rights in Alfa Beta, which was delisted from the Athens Exchange as of October 1, 2010.

The difference between the carrying amount of non-controlling interest (EUR 16 million) and the fair value of the consideration paid (EUR 47 million), including transactions costs (EUR 1 million), was recognized directly in equity and attributed to the shareholders of the Group and, therefore, had no impact on goodwill or profit or loss.

5.	Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1	Divestitures

During 2011, 2010 and 2009, Delhaize Group only divested operations from its operating activities that met the definition of discontinued operations (see Note 5.3).

5.2	Disposal Group / Assets Classified as Held for Sale

As part of the acquisition of Delta Maxi Group (see Note 4.1), the Group identified a number of properties, mainly small shops, office buildings, pharmacies or bank branches, which it considered not being incremental to its retail operations. Subsequent to the closing of the transaction, Delhaize Group initiated actions to sell these assets and sold a number of properties already during the last quarter of 2011. At December 31, 2011, the remaining assets are classified and presented as “held for sale.” All assets are available for immediate sale in their present conditions and are subject only to terms that are usual and customary of sales of real estate. Delhaize Group expects that the sale of these assets will be completed during 2012. The measurement in accordance with IFRS 5 did not result in the recognition of any impairment losses and the total carrying value of the properties classified as held for sale amounts to EUR 87 million at year-end 2011 and is part of the “Southeastern Europe & Asia” segment. Following the held-for-sale classification, the assets were no longer depreciated. The assets classified as held for sale contain items, which were previously considered as property, plant and equipment for EUR 41 million (see Note 8) and investment property for EUR 31 million (see Note 9). Properties worth EUR 15 million were already considered as held-for-sale at the Delta Maxi acquisition date.

5.3	Discontinued Operations

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

The overall “Result of discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of EUR, except per share information)	2011	2010	2009
Revenues	—	—	14
Cost of sales	—	—	(11)
Selling, general and administrative expenses	—	—	(2)
Other operating expenses	—	—	—
Finance income (costs)	—	(1)	7

Result before tax	—	(1)	8
Income taxes	—	—	—

Result from discontinued operations (net of tax)	—	(1)	8
Basic earnings per share from discontinued operations	—	(0.01)	0.09
Diluted earnings per share from discontinued operations	—	(0.01)	0.08

Operating cash flows	—	—	—
Investing cash flows	—	—	(1)
Financing cash flows	—	—	—

Total cash flows	—	—	(1)

The pre-tax (loss) gain recognized on the re-measurement of assets held for sale was zero in 2011, 2010 and 2009.

6.	Goodwill

(in millions of EUR)	2011	2010	2009
Gross carrying amount at January 1	2 900	2 707	2 677
Accumulated impairment at January 1	(72)	(67)	(70)

Net carrying amount at January 1	2 828	2 640	2 607
Acquisitions through business combinations and adjustments to initial purchase accounting	477	12	41
Acquisition of non-controlling interests	—	—	72
Currency transaction effect	68	176	(80)

Gross carrying amount at December 31	3 446	2 900	2 707
Accumulated impairment at December 31	(73)	(72)	(67)

Net carrying amount at December 31	3 373	2 828	2 640

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

In 2011, the Group revised its internal organizational structure and reporting to the CODM for its U.S. operations (see Note 3). As a consequence, Delhaize Group’s U.S. operations represent one operating segment (Delhaize America), which is the level goodwill is monitored internally by management and consequently tested for impairment purposes.

During 2011, Delhaize Group acquired 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area. At December 31, 2011, neither the initial accounting for the business combination nor the determination of the final goodwill and its allocation had been completed (see Note 4.1). The provisional total amount of unallocated goodwill was EUR 456 million. There were no impairment indicators present at year-end and an updated valuation of the acquired operations at year-end supported the enterprise value used in the transaction.

The Group’s CGUs with significant goodwill allocations are detailed below:

(in millions of EUR)	2011	2010	2009
Delhaize America	2 507	2 427	2 243
Belgium	184	182	180
Greece	207	202	201
Maxi(1)	456	—	—
Romania	19	17	16

Total	3 373	2 828	2 640

(1)	Provisional goodwill, allocation has not been completed.

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

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use cash flow projections based on the latest available financial plans approved by management for all CGU’s, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to 5 years using estimated growth rates. Beyond 5 years, growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question, which is assumed to be in line with market expectations. These pre-tax cash flows are discounted applying a pre-tax rate, which has been derived from the CGU’s WACC (Weighted Average Cost of Capital) in an iterative process as described by IAS 36.

•	The fair value less cost to sell (“FVLCTS”) is based on earnings multiples paid for similar companies in the market.

In 2011, 2010 and 2009, goodwill relating to the U.S. entities was tested applying discounted cash flows models to estimate the VIU. Goodwill at the remaining CGUs with significant goodwill allocation was tested for impairment using a market multiple to determine FVLCTS and discounted cash flows models to establish the VIU.

Key assumptions used for VIU calculations:

	2011	2010	2009
United States
Growth rate (1)	2.3%	2.3%	2.0%
Pre-tax discount rate	10.44%	10.79%-11.71%	11.53%-11.65%
Europe
Growth rates(1)	2.5%-3.3%	2.5%-2.9%	1.7%-2.0%
Pre-tax discount rates	10.25%-14.33%	7.04%-7.77%	7.63%-8.95%

(1)	Weighted average growth rate used to extrapolate cash flows beyond the financial plans period.

Management believes that the assumptions used in the VIU calculations of the goodwill impairment testing represent the best estimates of future developments and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. For information purposes only, an increase of the discount rate applied to the discounted cash flows of, e.g., 100 basis points and a simultaneous reduction of the growth rates by, e.g., 50 basis points, would have decreased the total VIU by approximately EUR 3 billion in 2011 (EUR 4 billion in 2010 and EUR 3 billion in 2009) and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

7.	Intangible Assets

Intangible assets consist primarily of trade names, customer relationships, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The recoverable amount is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively. The royalty rates for the various Maxi brands range from 0.33% to 1.13% depending on the individual local strengths of the different brands. No impairment loss of trade names was recorded or reversed in 2011, 2010 or 2009.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2011	390	192	230	195	56	1 063
Additions	—	58	27	—	2	87
Sales and disposals	—	(12)	(5)	(37)	(1)	(55)
Acquisitions through business combinations	154	—	1	9	31	195
Transfers (to) from other accounts	—	(19)	21	—	(3)	(1)
Currency translation effect	10	3	8	3	1	25
Cost at December 31, 2011	554	222	282	170	86	1 314
Accumulated amortization at January 1, 2011	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at January 1, 2011	(35)	(2)	(3)	—	—	(40)
Amortization expense	—	(23)	(32)	(11)	(4)	(70)
Impairment loss	—	(1)	(1)	—	(1)	(3)
Sales and disposals	—	12	5	37	—	54
Transfers to (from) other accounts	—	(5)	3	—	3	1
Currency translation effect	(1)	(3)	(5)	(2)	(1)	(12)
Accumulated amortization at December 31, 2011	—	(116)	(171)	(105)	(30)	(422)
Accumulated impairment at December 31, 2011	(36)	—	—	—	(1)	(37)

Net carrying amount at December 31, 2011	518	106	111	65	55	855

Cost at January 1, 2010	362	151	175	201	49	938
Additions	—	43	43	—	6	92
Sales and disposals	—	(4)	(2)	(22)	—	(28)
Transfers (to) from other accounts	—	(4)	5	—	(2)	(1)
Currency translation effect	28	6	9	16	3	62
Cost at December 31, 2010	390	192	230	195	56	1 063
Accumulated amortization at January 1, 2010	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at January 1, 2010	(33)	(3)	(2)	(5)	—	(43)
Amortization expense	—	(21)	(32)	(12)	(4)	(69)
Sales and disposals	—	4	1	22	—	27
Transfers to (from) other accounts	—	(1)	1	(1)	2	1
Currency translation effect	(2)	(4)	(6)	(10)	(2)	(24)
Accumulated amortization at December 31, 2010	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at December 31, 2010	(35)	(2)	(3)	—	—	(40)

Net carrying amount at December 31, 2010	355	96	89	66	28	634

(in millions of EUR)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2009	374	123	152	217	52	918
Additions	—	35	25	—	—	60
Sales and disposals	—	(2)	(3)	(10)	—	(15)
Acquisitions through business combinations	—	—	—	1	—	1
Transfers (to) from other accounts	—	(3)	5	—	(1)	1
Currency translation effect	(12)	(2)	(4)	(7)	(2)	(27)
Cost at December 31, 2009	362	151	175	201	49	938
Accumulated amortization at January 1, 2009	—	(56)	(80)	(124)	(22)	(282)
Accumulated impairment at January 1, 2009	(34)	—	—	(5)	—	(39)
Amortization expense	—	(17)	(26)	(13)	(3)	(59)
Impairment loss	—	(3)	(2)	—	—	(5)
Sales and disposals	—	—	2	10	—	12
Transfers to (from) other accounts	—	—	(1)	—	—	(1)
Currency translation effect	1	2	2	4	1	10
Accumulated amortization at December 31, 2009	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at December 31, 2009	(33)	(3)	(2)	(5)	—	(43)

Net carrying amount at December 31, 2009	329	77	70	73	25	574

Trade name assets are allocated to the following cash generating units:

	December 31,
(in millions of EUR)	2011	2010	2009
Food Lion	200	193	179
Hannaford	167	162	150

Delhaize America	367	355	329
Serbia	128	—	—
Bulgaria	21	—	—
Albania	2	—	—

Maxi	151	—	—

Total	518	355	329

Amortization expenses are mainly charged to selling, general and administrative expenses.

8.	Property, Plant and Equipment

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2011	1 930	1 861	3 217	94	930	8 032
Additions	112	92	265	204	35	708
Sales and disposals	(8)	(22)	(96)	(5)	(18)	(149)
Acquisitions through business combinations	323	21	81	7		432
Transfers (to) from other accounts	138	(90)	76	(211)	(6)	(93)
Currency translation effect	41	40	85	2	28	196
Balance at December 31, 2011	2 536	1 902	3 628	91	969	9 126
Accumulated depreciation at January 1, 2011	(587)	(1 055)	(1 881)	—	(380)	(3 903)
Accumulated impairment at January 1, 2011	—	(12)	(23)	—	(19)	(54)
Depreciation expense	(74)	(126)	(264)	—	(49)	(513)
Impairment loss	(17)	(24)	(39)	—	(35)	(115)
Sales and disposals	4	20	89	—	19	132
Transfers to (from) other accounts	(60)	65	(3)	—	3	5
Currency translation effect	(20)	(29)	(58)	—	(16)	(123)
Accumulated depreciation at December 31, 2011	(735)	(1 126)	(2 117)	—	(422)	(4 400)
Accumulated impairment at December 31, 2011	(19)	(35)	(62)	—	(55)	(171)

Net carrying amount at December 31, 2011	1 782	741	1 449	91	492	4 555

Cost at January 1, 2010	1 764	1 652	2 891	62	845	7 214
Additions	59	82	228	184	54	607
Sales and disposals	(11)	(29)	(124)	—	(27)	(191)
Acquisitions through business combinations	1	1	2	—	—	4
Transfers (to) from other accounts	45	58	55	(154)	—	4
Currency translation effect	72	97	165	2	58	394
Balance at December 31, 2010	1 930	1 861	3 217	94	930	8 032
Accumulated depreciation at January 1, 2010	(503)	(899)	(1 633)	—	(330)	(3 365)
Accumulated impairment at January 1, 2010	—	(14)	(34)	—	(16)	(64)
Depreciation expense	(71)	(127)	(254)	—	(51)	(503)
Impairment loss	—	(2)	(5)	—	(5)	(12)
Sales and disposals	8	29	115	—	27	179
Transfers to (from) other accounts	(1)	(2)	1	—	—	(2)
Currency translation effect	(20)	(52)	(94)	—	(24)	(190)
Accumulated depreciation at December 31, 2010	(587)	(1 055)	(1 881)	—	(380)	(3 903)
Accumulated impairment at December 31, 2010	—	(12)	(23)	—	(19)	(54)

Net carrying amount at December 31, 2010	1 343	794	1 313	94	531	4 075

(in millions of EUR)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1. 2009	1 604	1 593	2 892	97	839	7 025
Additions	73	64	205	115	66	523
Sales and disposals	(6)	(27)	(89)	—	(19)	(141)
Acquisitions through business combinations	3	8	3	—	—	14
Transfers (to) from other accounts(1)	123	58	(47)	(149)	(15)	(30)
Currency translation effect	(33)	(44)	(73)	(1)	(26)	(177)
Balance at December 31, 2009	1 764	1 652	2 891	62	845	7 214
Accumulated depreciation at January 1, 2009	(398)	(820)	(1 595)	—	(317)	(3 130)
Accumulated impairment at January 1, 2009	—	(13)	(33)	—	(17)	(63)
Depreciation expense	(56)	(122)	(226)	—	(49)	(453)
Impairment loss	(1)	(5)	(7)	—	—	(13)
Sales and disposals	3	25	84	—	19	131
Transfers to (from) other accounts(1)	(60)	(1)	68	—	7	14
Currency translation effect	9	23	42	—	11	85
Accumulated depreciation at December 31, 2009	(503)	(899)	(1 633)	—	(330)	(3 365)
Accumulated impairment at December 31, 2009	—	(14)	(34)	—	(16)	(64)

Net carrying amount at December 31, 2009	1 261	739	1 224	62	499	3 785

(1)	During 2009 certain permanent building fixtures were transferred from “Furniture, fixtures, equipment and vehicles” to “Land and Buildings.”

Depreciation expense is included in the following line items of the income statement:

(in millions of EUR)	2011	2010	2009
Cost of sales	56	56	44
Selling, general and administrative expenses	457	447	409

Total depreciation	513	503	453

Property, plant and equipment can be summarized by reportable segment as follows:

(in millions of EUR)	December 31,
	2011	2010	2009
United States	2 750	2 794	2 596
Belgium	808	784	764
Southeastern Europe and Asia	988	488	415
Corporate	9	9	10

Total property, plant and equipment	4 555	4 075	3 785

In accordance with the accounting policy in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows are independent of other (groups of) assets (“cash-generating unit” or CGU), for potential impairment based on historical and projected cash flows, using the main assumptions detailed in Note 6: The value in use is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. Independent third-party appraisals are obtained in certain situations to help estimate fair values based on the location and condition of the stores. Closed stores are reviewed for impairment based on a fair value less cost to sell basis, based on actual results of the past and using observable market data, where possible.

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

Total impairment losses of property, plant and equipment, recorded in other operating expenses, were EUR 115 million, EUR 12 million and EUR 13 million in 2011, 2010 and 2009, respectively.

During the fourth quarter of 2011, the Group performed a thorough review of its store portfolio (“Portfolio Review”) and concluded that 146 underperforming stores would be closed during the first quarter of 2012. The Group recorded EUR 115 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar stores) and one distribution center, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet (see Note 4). In addition, Delhaize Group recognized impairment reversals of EUR 3 million in the United States, which was offset by impairment charges in various other parts of the Group.

The 2010 impairment losses of EUR 12 million relate to underperforming stores (2009: EUR 6 million), mainly in the United States, with only insignificant amounts incurred in connection with store closings (2009: EUR 5 million).

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of EUR)	December 31,
	2011	2010	2009
Land and buildings	17	—	1
Leasehold improvements	24	2	5
Furniture, fixtures, equipment and vehicles	39	5	7
Property under finance leases	35	5	—

Total	115	12	13

In 2011, EUR 31 million related to property in the United States was reclassified to investment property (see Note 9). In accordance with the Group’s policy, closed stores held under finance lease agreements are reclassified to investment property. In addition, the Group transferred EUR 41 million of assets acquired from Delta Maxi to “Assets classified as held for sale” (see Note 5).

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2011 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	221	666	763	—	1 650
Belgium	151	33	198	439	821
Southeastern Europe & Asia	323	—	570	44	937

Total	695	699	1 531	483	3 408

9.	Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group’s accounting policy in Note 2.3, investment property is accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1) or if land will no longer be developed for construction purposes, they are reclassified from property, plant and equipment to investment property.

In 2011, Delhaize Group acquired investment property of EUR 44 million as part of the Delta Maxi acquisition (see Note 4). Subsequently, EUR 31 million has been classified as “held for sale” (see Note 5) and, therefore, transferred from investment property. This movement was offset by a transfer into investment property of EUR 31 million (net of accumulated depreciation), relating to land and buildings in the U.S., mainly resulting from the Portfolio Review (see Note 8). In addition an impairment loss of EUR 17 million was recorded, primarily due to the Portfolio Review (EUR 12 million). In 2009 the Group reclassified EUR 14 million, net of accumulated depreciation, of closed store related assets in the U.S. and recognized simultaneously an impairment loss of EUR 4 million (see Note 8).

The fair value of investment property amounted to EUR 116 million, EUR 92 million and EUR 69 million at December 31, 2011, 2010 and 2009, respectively. The fair values for disclosure purposes have been determined using either the support of qualified independent external valuers or by internal valuers with the necessary recognized and relevant professional qualification, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was EUR 5 million for 2011, EUR 3 million for 2010 and EUR 4 million for 2009. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were EUR 5 million in 2011, and EUR 4 million for 2010 and 2009. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses were EUR 2 million in 2011 and EUR 4 million in both 2010 and 2009.

(in millions of EUR)	2011	2010	2009
Cost at January 1	91	79	53
Additions	2	15	3
Sales and disposals	(6)	(6)	(3)
Acquisition through business combinations	44	—	—
Transfers (to) from other accounts	2	(3)	28
Currency translation effect	5	6	(2)
Cost at December 31	138	91	79
Accumulated depreciation at January 1	(31)	(29)	(14)
Depreciation expense	(3)	(3)	(3)
Sales and disposals	3	5	2
Impairment	(17)	(2)	(4)
Transfers to (from) other accounts	(2)	—	(11)
Currency translation effect	(3)	(2)	1
Accumulated depreciation at December 31	(53)	(31)	(29)

Net carrying amount at December 31	85	60	50

At December 31, 2011, 2010 and 2009, the Group only had insignificant investment property under construction.

10.	Financial Instruments by Category

10.1	Financial Assets

Financial Assets by Class and Measurement Category

(in millions of EUR)	December 31, 2011
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	13	13
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	57	—	—	57
Current
Receivables	14	706	—	—	—	706
Investments in securities	11	—	—	—	93	93
Other financial assets	12	22	—	—	—	22
Derivative instruments	19	—	1	—	—	1
Cash and cash equivalents	15	432	—	—	—	432

Total financial assets		1 178	58	—	106	1 342

(in millions of EUR)	December 31, 2010
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	125	125
Other financial assets	12	17	—	—	—	17
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	637	—	—	—	637
Investments in securities	11	—	—	—	43	43
Other financial assets	12	3	—	—	—	3
Derivative instruments	19	—	5	—	—	5
Cash and cash equivalents	15	758	—	—	—	758

Total financial assets		1 415	66	—	168	1 649

(in millions of EUR)	December 31, 2009
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	126	126
Other financial assets	12	16	—	—	—	16
Derivative instruments	19	—	96	—	—	96
Current
Receivables	14	597	—	—	—	597
Investments in securities	11	—	—	—	12	12
Other financial assets	12	15	—	—	—	15
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	439	—	—	—	439

Total financial assets		1 067	96	—	138	1 301

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

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in level 3.

December 31, 2011
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	12	1	—	13
Derivatives - through profit or loss	19	—	57	—	57
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		105	59	—	164

December 31, 2010
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	122	3	—	125
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	43	—	—	43
Derivatives - through profit or loss	19	—	5	—	5
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		165	69	—	234

December 31, 2009
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	124	2	—	126
Derivatives - through profit or loss	19	—	96	—	96
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	12	—	—	12
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		136	98	—	234

During 2010 EUR 1 million of securities were transferred from Level 2 to Level 1. No transfers between the different fair value hierarchy levels took place in 2011 and 2009.

10.2	Financial Liabilities

Financial Liabilities by Class and Measurement Category

	December 31, 2011
(in millions of EUR)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-Current
Long-term debt	18.1	—	—	541	1 784	2 325
Obligations under finance lease	18.3	—	—	—	689	689
Derivative instruments	19	9	11	—	—	20
Current
Short-term borrowings	18.2	—	—	—	60	60
Long-term debt - current portion	18.1	—	—	—	88	88
Obligations under finance leases	18.3	—	—	—	61	61
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 844	1 844

Total financial liabilities		9	11	541	4 526	5 087

	December 31, 2010
(in millions of EUR)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-Current
Long-term debt	18.1	—	—	544	1 422	1 966
Obligations under finance lease	18.3	—	—	—	684	684
Derivative instruments	19	3	13	—	—	16
Current
Short-term borrowings	18.2	—	—	—	16	16
Long-term debt - current portion	18.1	—	—	—	40	40
Obligations under finance leases	18.3	—	—	—	57	57
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 574	1 574

Total financial liabilities		3	13	544	3 793	4 353

	December 31, 2009
(in millions of EUR)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-Current
Long-term debt	18.1	—	—	543	1 361	1 904
Obligations under finance lease	18.3	—	—	—	643	643
Derivative instruments	19	—	38	—	—	38
Current
Short-term borrowings	18.2	—	—	—	63	63
Long-term debt - current portion	18.1	—	—	—	42	42
Obligations under finance leases	18.3	—	—	—	44	44
Derivative instruments	19	2	—	—	—	2
Accounts payable		—	—	—	1 436	1 436

Total financial liabilities		2	38	543	3 589	4 172

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2011
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	11	—	11
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	20	—	20

December 31, 2010
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	13	—	13
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	16	—	16

December 31, 2009
(in millions of EUR)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	38	—	38
Current
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	40	—	40

During 2011, 2010 and 2009, no transfers between the different fair value hierarchy levels took place. See Note 10.1 with respect to the definition of the fair value hierarchy levels.

11.	Investments in Securities

Investments in securities represent mainly investments in debt securities, and minor equity investments, which are held as available for sale. Securities are included in non-current assets, except for debt securities with maturities less than 12 months from the balance sheet date, which are classified as current assets. The carrying amounts of the available-for-sale assets are as follows:

	December 31,
(in millions of EUR)	2011	2010	2009
Non-current	13	125	126
Current	93	43	12

Total	106	168	138

At December 31, 2011, the Group’s investments in debt securities were EUR 102 million and consisted only of U.S. Treasuries. These investments are predominately held by the Group’s captive reinsurance company, covering the Group’s self-insurance exposure (see Note 20.2). At the end of 2011, Delhaize Group reduced its investments in U.S. Treasuries in favor of short-term term deposits and intends to dispose its remaining direct U.S. Treasury portfolio (EUR 93 million) during 2012, replacing it with investments in U.S. Treasury mutual funds.

Of these EUR 102 million debt securities end 2011, EUR 9 million (2010 and 2009: EUR 10 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions of currency)	2012	2013-2015	2016	Total
Cash flows in USD	1	2	9	12
Cash flows in USD translated into EUR	1	1	7	9

Delhaize Group further holds smaller investments in money market and investment funds (EUR 4 million at December 31, 2011) in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

The fair values of Delhaize Group’s available for sale securities (both debt and equity investments) were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). As mentioned in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2011, 2010 and 2009, none of the investments in securities were either past due or impaired.

12.	Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

The 2011 current financial assets include an amount of EUR 20 million held in escrow related to the acquisition of the Delta Maxi Group (see Note 4.1).

The 2010 and 2009 current financial assets contained collateral for derivatives of respectively EUR 2 million and EUR 8 million in connection with derivatives under existing International Swap Dealer Association Agreements (“ISDAs”).

13.	Inventories

Inventory predominately represents goods for resale. In 2011, 2010 or 2009, Delhaize Group did not recognize (or reverse any previously recognized) write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14.	Receivables

(in millions of EUR)	2011	2010	2009
Trade receivables	680	640	573
Trade receivables - bad debt allowance	(36)	(29)	(30)
Other receivables	62	26	54

Total current receivables	706	637	597

The aging of the current receivables is as follows:

(in millions of EUR)	December 31, 2011
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	680	504	100	49	27
Trade receivables - bad debt allowance	(36)	(6)	(3)	(11)	(16)
Other receivables	62	49	5	5	3

Total	706	547	102	43	14

(in millions of EUR)	December 31, 2010
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	521	71	29	19
Trade receivables - bad debt allowance	(29)	(2)	(3)	(9)	(15)
Other receivables	26	17	2	4	3

Total	637	536	70	24	7

(in millions of EUR)	December 31, 2009
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	573	455	45	54	19
Trade receivables - bad debt allowance	(30)	(2)	(2)	(7)	(19)
Other receivables	54	46	3	1	4

Total	597	499	46	48	4

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group’s large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables equal their (net) carrying values.

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

The movement of the bad debt allowance account can be summarized as follows:

(in millions of EUR)	Note	2011	2010	2009
Bad debt allowance as of January 1		29	30	20
Addition (recognized in profit or loss)	24	11	6	20
Usage		(4)	(8)	(10)
Currency translation effect		—	1	—

Bad debt allowance at December 31		36	29	30

The 2011 increase of other receivables is predominantly due to the amounts receivable from insurance companies in connection with tornado and hurricane damages in the United States (EUR 29 million).

15.	Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in millions of EUR)	2011	2010	2009
Deposits with original maturity of three months or less	100	491	166
Cash at banks	244	203	200
Cash on hand	88	64	73

Cash and cash equivalents at December 31	432	758	439

Supplemental Cash Flow information:

(in millions of EUR)	2011	2010	2009
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	35	54	66
Finance lease obligations terminated for store properties and equipment	2	1	1

16.	Equity

Issued capital

There were 101 892 190, 101 555 281 and 100 870 626 Delhaize Group ordinary shares issued and fully paid at December 31, 2011, 2010 and 2009, respectively (par value of EUR 0.50), of which 1 183 948, 988 860 and 955 586 ordinary shares were held in treasury at December 31, 2011, 2010 and 2009, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

In 2011, Delhaize Group issued 336 909 shares of common stock (2010: 684 655; 2009: 287 342) for EUR 13 million (2010: EUR 26 million; 2009: EUR 14 million), net of EUR 6 million (2010: EUR 13 million; 2009: EUR 5 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in EUR, except number of shares)	Capital	Share Premium Account(1)	Number of Shares
Capital on January 1, 2009	50 291 642	2 724 543 587	100 583 284
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	143 671	14 476 965	287 342
Capital on December 31, 2009	50 435 313	2 739 020 552	100 870 626
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	342 328	38 587 734	684 655
Capital on December 31, 2010	50 777 641	2 777 608 286	101 555 281
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	168 454	18 875 623	336 909
Capital on December 31, 2011	50 946 095	2 796 483 909	101 892 190

(1)	Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19 357 794	9 678 897
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528 542)	(264 271)
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301 882)	(150 941)
Balance of remaining authorized capital as of December 31, 2009	18 527 370	9 263 685
June 8, 2010 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(232 992)	(116 496)
Balance of remaining authorized capital as of December 31, 2010	18 294 378	9 147 189
June 15, 2011 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(318 524)	(159 262)
Balance of remaining authorized capital as of December 31, 2011	17 975 854	8 987 927

Share Premium

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the associates of its non-U.S. operating companies. These call options meet the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost of EUR 6 million.

Treasury Shares

On May 26, 2011, at an Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which was granted for five years, replaces the one granted in May 2009. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to EUR 100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to associates and to hedge certain stock option plan exposures.

During 2011, Delhaize Group SA acquired 408 138 Delhaize Group shares for an aggregate amount of EUR 20 million, representing approximately 0.4% of Delhaize Group’s shares and transferred 81 844 shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC did not repurchase any Delhaize Group ADRs in 2011 and transferred 131 206 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2011, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 87 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2011, Delhaize Group owned 1 183 948 treasury shares (including ADRs), of which 775 810 were acquired prior to 2011, representing approximately 1.16% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 500 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between March 10, 2008 and March 9, 2010 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This mandate was renewed on March 15, 2010 and allows the institution to purchase up to 1 100 000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

Retained Earnings

Retained earnings increased in 2011 by EUR 305 million, representing (i) the profit attributable to owners of the parent (EUR 475 million), (ii) the purchase of non-controlling interests in Maxi for EUR 4 million (see Note 4.2) and (iii) the dividend declared and paid in 2011 (EUR 174 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2011, 2010 and 2009, Delhaize Group’s legal reserve amounted to EUR 5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

	December 31,
(in millions of EUR)	2011	2010	2009
Deferred gain (loss) on discontinued cash flow hedges:
Gross	(15)	(15)	(15)
Tax effect	6	6	6
Cash flow hedge:
Gross	(6)	(1)	(9)
Tax effect	2	—	3
Actuarial gain (loss) on defined benefit plans:
Gross	(64)	(44)	(43)
Tax effect	24	16	16
Unrealized gain (loss) on securities available-for-sale:
Gross	7	5	3
Tax effect	(1)	(1)	(1)

Total other reserves	(47)	(34)	(40)

•

Deferred gain (loss) on discontinued cash flow hedge: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are being amortized over the life of the underlying debt instruments.

•

Cash flow hedge: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). No “basis adjustments” took place during 2011.

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

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

	December 31,
Non-controlling interests (in millions of EUR)	Note	2011	2010	2009
Belgium		—	1	1
Southeastern Europe and Asia	4.2	14	—	16

Total		14	1	17

With the acquisition of Delta Maxi Group, Delhaize Group assumed EUR 28 million of non-controlling interests (see Note 4.1). Subsequently, the Group acquired additional non-controlling interests in several Maxi subsidiaries (see Note 4.2), reducing the amount to EUR 14 million. During 2010, Delhaize Group acquired the remaining non-controlling interests in Alfa Beta.

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

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

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs. liability classifications as applied in its consolidated financial statements, and (ii) debt capacity.

17.	Dividends

On May 26, 2011, the shareholders approved the payment of a gross dividend of EUR 1.72 per share (EUR 1.29 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 175 million (including the dividend on treasury shares). On May 27, 2010, the shareholders approved the payment of a gross dividend of EUR 1.60 per share (EUR 1.20 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of EUR 161 million.

With respect to the financial year 2011, the Board of Directors proposes a gross dividend of EUR 1.76 per share to be paid to owners of ordinary shares against coupon no. 50 on June 1, 2012. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 24, 2012 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2011 dividend, based on the number of shares issued at March 7, 2012, is EUR 179 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Group may have to issue new ordinary shares, to which payment in 2012 of the 2011 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 24, 2012. The Board of Directors will communicate at this Ordinary General Meeting the aggregate number of shares entitled to the 2011 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2011 will be modified accordingly. The maximum number of shares which could be issued between March 7, 2012, and May 24, 2012, assuming that all vested warrants were to be exercised, is 2 666 191. This would result in an increase in the total amount to be distributed as dividends to a total of EUR 5 million. Total outstanding non-vested warrants at March 7, 2012 amounted to 512 065, representing a maximum additional dividend to be distributed of EUR 1 million.

18.	Financial Liabilities

18.1	Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also has a treasury notes program available.

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments were as follows:

				December 31,
(in millions of EUR)	Nominal Interest Rate	Maturity	Currency	2011	2010	2009
Senior notes, unsecured	5.70%	2040	USD	445	430	—
Debentures, unsecured	9.00%	2031	USD	208	201	553
Notes, unsecured	8.05%	2027	USD	53	51	84
Retail bond, unsecured	4.25%	2018	EUR	400	—	—
Bonds, unsecured	6.50%	2017	USD	345	334	309
Notes, unsecured(1)	5.625%	2014	EUR	541	544	543
Senior notes, unsecured(1)	5.875%	2014	USD	231	223	206
Bonds, unsecured(2)	5.10%	2013	EUR	80	80	80
Notes, unsecured	8.125%	2011	USD	—	38	35
Bonds, unsecured(2)	3.895%	2010	EUR	—	—	40
Other debt	4.50% to 7%	2014 to 2031	USD	14	10	5
Mortgages payable	8.25%	2009 to 2016	USD	2	2	2
Senior notes	7.06%	2009 to 2016	USD	6	7	8
Other notes, unsecured	13.21%	2009 to 2013	USD	—	1	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	87	84	78
Bank borrowings			EUR	1	1	2

Total non-subordinated borrowings				2 413	2 006	1 946
Less current portion				(88)	(40)	(42)

Total non-subordinated borrowings, non-current				2 325	1 966	1 904

(1)	Notes are part of hedging relationship (see Note 19).
(2)	Bonds issued by Delhaize Group’s Greek subsidiary Alfa Beta.

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 5.0%, 5.1% and 5.7% at December 31, 2011, 2010 and 2009, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury note program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). No notes were outstanding at December 31, 2011, 2010 and 2009.

Issuance of new Long-term Debts

During October 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of EUR 400 million. The majority of the proceeds of the retail bond were used for the voluntarily early repayment of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

The bonds contain a change of control provision allowing their holders to require Delhaize Group to repurchase their bonds in cash for an amount equal to 101% of the aggregate principal amount of the bonds plus accrued and unpaid interest thereon (if any), upon the occurrence of (i) the acquisition by an offeror of more than 50% of the ordinary shares or other voting rights of Delhaize Group or if a majority of the members of the board of directors of Delhaize Group no longer are so-called continuing directors and (ii) 60 days after the change in control described under (i), there is a downgrade of the rating of Delhaize Group by two rating agencies.

Refinancing of Long-term Debts

In October 2010, Delhaize Group exchanged USD 533 million of the 9.00% debentures due 2031 and USD 55 million of the 8.05% notes due 2027 (together the “Existing Securities”) issued in a private offering by the wholly-owned subsidiary Delhaize America, LLC, for USD 827 million, 5.70% senior notes due 2040 issued by Delhaize Group.

The transaction qualified as a “debt modification” under IFRS (see Note 2.3) and any costs or fees incurred adjusted the carrying amount of the Existing Securities, being the carrying amount of the new senior notes, and are amortized over the remaining term of the senior notes due 2040. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the new senior notes issued, had no immediate impact on the carrying amount of the new notes and is also amortized over the remaining term of the senior notes, i.e., until 2040.

Repayment of Long-term Debts

On April 15, 2011, the USD 50 million notes issued in 2001 by Delhaize Group’s U.S. subsidiary Delhaize America matured and were repaid.

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

As of December 31, 2011, 2010 and 2009, USD 8 million (EUR 6 million), USD 11 million (EUR 8 million) and USD 12 million (EUR 9 million) in aggregate principal amounts of the notes were outstanding, respectively. At December 31, 2011, 2010 and 2009, restricted securities of USD 12 million (EUR 9 million), USD 13 million (EUR 10 million), and USD 15 million (EUR 10 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency and Contractually Agreed Payments

The main currencies in which Delhaize Group’s long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,
(in millions of EUR)	2011	2010	2009
U.S. dollar	1 391	1 381	1 281
Euro	1 022	625	665

Total	2 413	2 006	1 946

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of USD)	2012	2013	2014	2015	2016	Thereafter	Fair Value
Fixed rates
Notes due 2014	—	—	300	—	—	—	326
Average interest rate	—	—	5.88%	—	—	—
Interest due	18	18	9	—	—	—
Bonds due 2017	—	—	—	—	—	450	529
Average interest rate	—	—	—	—	—	6.50%
Interest due	29	29	29	29	29	15
Notes due 2027	—	—	—	—	—	71	90
Average interest rate	—	—	—	—	—	8.05%
Interest due	6	6	6	6	6	60
Debentures due 2031	—	—	—	—	—	271	373
Average interest rate	—	—	—	—	—	9.00%
Interest due	24	24	24	24	24	354
Notes due 2040	—	—	—	—	—	827	849
Average interest rate	—	—	—	—	—	5.70%
Interest due	47	47	47	47	47	1 131
Senior and other notes	—	—	—	—	9	—	11
Average interest rate	—	—	—	—	7.06%	—
Interest due	1	1	1	1	—
Mortgage payable	—	—	—	—	2	—	3
Average interest rate	—	—	—	—	8.25%	—
Interest due	—	—	—	—	—	—
Other debt	—	—	12	—	—	7	19
Average interest rate	—	—	5.50%	—	—	4.50%
Interest due	1	1	1	—	—	5
Floating rates
Term loan 2012	113	—	—	—	—	—	113
Average interest rate	1.25%	—	—	—	—	—
Interest due	1	—	—	—	—	—

Total cash flows in USD	240	126	429	107	117	3 191	2 313
Total cash flows in USD translated in millions of EUR	185	97	332	83	90	2 466	1 788

(in millions of EUR)	2012	2013	2014	2015	2016	Thereafter	Fair Value
Fixed rates
Bonds due 2013	—	80	—	—	—	—	83
Average interest rate	—	5.10%	—	—	—	—
Interest due	4	4	—	—	—	—
Notes due 2014	—	—	500	—	—	—	547
Average interest rate	—	—	5.63%	—	—	—
Interest due	28	28	28	—	—	—
Bonds due 2018	—	—	—	—	—	400	420
Average interest rate	—	—	—	—	—	4.25%
Interest due	17	17	17	17	17	34
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	2.70%	—	—	—	—	—
Interest due	—	—	—	—	—	—

Total cash flows in EUR	50	129	545	17	17	434	1 051
Total cash flows	235	226	877	100	107	2 900	2 839

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

Fair Value of Long-term Debt

The fair value of the Group’s long-term debt (excluding finance leases, see Note 18.3) is based on the current market quotes for publicly traded debt (multiplying the quoted price with the nominal amount). Fair values of non-public debt are estimated using rates currently publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

(in millions of EUR)	December 31,
	2011	2010	2009
Fair value of long-term debt	2 839	2 342	2 158
Carrying value of long-term debt:
Current	88	40	42
Non-current	2 325	1 966	1 904
Total	2 413	2 006	1 946

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was EUR 37 million at December 31, 2011 and EUR 17 million at December 31, 2010 and 2009.

At December 31, 2011, 2010 and 2009, EUR 56 million, EUR 38 million and EUR 32 million, respectively, of assets were pledged as collateral for mortgages.

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

Indentures covering the notes due in 2014 (USD and EUR), 2017 (USD), 2027 (USD) and 2040 (USD), the debentures due in 2031 (USD) and the retail bond due in 2018 (EUR) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (USD and EUR), 2017 (USD) and 2040 (USD) notes and the 2018 (EUR) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

The term loan maturing in 2012 contains customary provisions related to events of default as well as a minimum fixed charge coverage ratio and a maximum leverage ratio, both based on non-GAAP measures.

The bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2011, 2010 and 2009, Delhaize Group was in compliance with all covenants for long-term debt.

18.2	Short-term Borrowings

Short-term Borrowings by Currency

	December 31,
(in millions of EUR)	2011	2010	2009
U.S. Dollar	—	2	35
Euro	45	14	28
Other currencies	15	—	—

Total	60	16	63

The carrying amounts of short-term borrowings approximate their fair values.

On April 15, 2011, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a EUR 600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “New Facility Agreement”).

U.S. Entities

At April 15th, 2011, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement and joined the New Facility Agreement.

Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2011 and no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010 and USD 50 million (EUR 35 million) as of December 31, 2009.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had no average daily borrowings during 2011, USD 2 million (EUR 2 million) during 2010 and USD 3 million (EUR 2 million) during 2009. In addition to the New Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of USD 35 million (EUR 27 million) of which approximately USD 16 million (EUR 13 million) was outstanding to fund letters of credit as of December 31, 2011, USD 20 million (EUR 15 million) and USD 37 million (EUR 26 million) as of December 31, 2010 and 2009, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities were USD 150 million (EUR 116 million) at December 31, 2011. As of December 31, 2011, 2010 and 2009, Delhaize America, LLC had no borrowings outstanding under such arrangements, but used USD 5 million (EUR 4 million) to fund letters of credit at December 31, 2011.

European and Asian Entities

At December 31, 2011, 2010 and 2009, the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of EUR 864 million (of which EUR 736 million of committed credit facilities and including the EUR 600 million New facility Agreement: see above), EUR 490 million and EUR 542 million, respectively, under which Delhaize Group can borrow amounts for less than one year (“Short-term Bank Borrowings”) or more than one year (“Medium-term Bank Borrowings”).

The Short-term Bank Borrowings and the Medium-term Bank Borrowings generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had EUR 60 million in outstanding short-term bank borrowings at December 31, 2011, of which EUR 46 million was drawn from the committed credit lines, compared to EUR 14 million in outstanding short-term bank borrowings at December 31, 2010 and EUR 28 million borrowings outstanding at December 31, 2009, respectively, with an average interest rate of 2.95%, 4.83% and 3.83%, respectively. During 2011, the Group’s European and Asian average borrowings were EUR 189 million at a daily average interest rate of 5.20%.

In addition, European and Asian entities have credit facilities (committed and uncommitted) of EUR 14 million (of which EUR 2 million of committed credit facilities), exclusively to issue bank guarantees. Of these credit facilities approximately EUR 10 million was outstanding to fund letters of guarantees as of December 31, 2011 (EUR 4 million at December 31, 2010 and EUR 3 million at December 31, 2009).

Debt Covenants for Short-term Borrowings

The New Facility Agreement, which replaced the 2009 Credit Agreement, and EUR 129 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2011, 2010 and 2009, Delhaize Group was in compliance with all covenants conditions for Short-term Bank Borrowings.

18.3	Leases

As described in Note 2.3, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

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

The schedule below provides the future minimum lease payments, which have not been reduced by expected minimum sublease income of EUR 34 million, due over the term of non-cancellable subleases, as of December 31, 2011:

(in millions of EUR)	2012	2013	2014	2015	2016	Thereafter	Total
Finance Leases
Future minimum lease payments	139	127	121	116	107	915	1 525
Less amount representing interest	(78)	(76)	(69)	(62)	(57)	(433)	(775)

Present value of minimum lease payments	61	51	52	54	50	482	750
Of which related to closed store lease obligations	3	3	3	3	2	13	27
Operating Leases
Future minimum lease payments (for non-cancellable leases)	317	275	248	215	185	907	2 147
Of which related to closed store lease obligations	12	11	9	8	6	20	66

The average effective interest rate for finance leases was 11.8%, 12.0% and 11.8% at December 31, 2011, 2010 and 2009, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 4.5% at December 31, 2011 was EUR 1 016 million (2010: 5.1%, EUR 994 million; 2009: 6.1%, EUR 887 million).

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 311 million, EUR 295 million and EUR 270 million in 2011, 2010 and 2009, respectively, being included predominately in “Selling, general and administrative expenses.”

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2011, 2010 and 2009.

Sublease payments received and recognized into income for 2011, 2010 and 2009 were EUR 17 million, EUR 16 million and EUR 16 million, respectively.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2011. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately EUR 71 million.

Provisions for EUR 46 million, EUR 44 million and EUR 54 million at December 31, 2011, 2010 and 2009, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, retail units in Delhaize Group shopping centers or within a Delhaize Group store. Currently, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other Operating Income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2011 can be summarized as follows:

(in millions of EUR)	2012	2013	2014	2015	2016	Thereafter	Total
Future minimum lease payments to be received	35	30	17	5	3	16	106
Of which related to sub-lease agreements	14	10	5	2	2	1	34

The total amount of EUR 106 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed Store Provision” (see Note 20.1).

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

Derivative instruments are carried at fair value, being the amount for which a resulting asset could be exchanged or a liability settled:

	December 31,
	2011		2010		2009
(in millions of EUR)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	57	—	61	—	61	—
Cross currency swaps	1	20	5	16	35	40

Total	58	20	66	16	96	40

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculation / trading, but rather for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2011:

	1 - 3 months		4 - 12 months		2013		2014
(in millions of EUR)	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	—	—	29	—	29	—	29
Outflows	—	(3)	—	(9)	—	(12)	—	(6)
Cross-currency interest rate swaps being part of a cash flow hedge relationship
Inflows	—	7	—	7	—	14	232	7
Outflows	—	(15)	—	—	—	(15)	(228)	(15)
Cross-currency interest rate swaps without a hedging relationship
Inflows	13	4	—	9	—	12	500	6
Outflows	(12)	(3)	—	(6)	—	(8)	(518)	(4)

Total Cash Flows	1	(10)	—	30	—	20	(14)	17

Interest Rate Swaps

Fair value hedge:

In 2007, Delhaize Group issued EUR 500 million Senior Notes with a 5.625% fixed interest rate and a 7 year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1).

In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3 month floating rate for the 7 year term. The maturity dates of interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as fair value hedges. The aim of the hedge is to transform the fixed rate notes into variable interest debt (“hedged risk”). Credit risks are not part of the hedging relationship. The effectiveness is tested using statistical methods in the form of a regression analysis.

Changes in fair values were recorded in the income statement as finance costs as follows (see Note 29.1):

	December 31,
(in millions of EUR)	Note	2011	2010	2009
Losses (gains) on
Interest rate swaps	29.1	5	3	(8)
Related debt instruments	29.1	(5)	(3)	8

Total		—	—	—

Discontinued cash flow hedges:

In 2001, the Group recorded a deferred loss (USD 16 million) on the settlement of a hedge agreement related to securing financing for the Hannaford acquisition by Delhaize America. In 2007, as a result of the debt refinancing and the consequent discontinuance of the hedge accounting, Delhaize Group recorded a deferred gain (EUR 2 million). Both the deferred gain/loss were recorded in OCI (“discontinued cash flow hedge reserve”) and amortized to finance costs over the term of the underlying debt, which matures in 2031 and 2017, respectively.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

Delhaize Group issued in 2009 a USD 300 million bond with a 5.875% fixed interest rate and a 5 year term (“hedged item”), exposing Delhaize Group to currency risk on USD cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5 year term (“hedging instrument”). The maturity dates, the USD interest rate, the interest payment dates, and the USD flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions have been designated and qualify for hedge accounting in accordance with IAS 39, and were documented and reflected in the financial statements of Delhaize Group as cash flow hedges. Delhaize Group tests effectiveness by comparing the movements in cash flows of the hedged item with those of a “hypothetical derivative” representing the “perfect hedge.” The terms of the hedging instrument and the hypothetical derivative are the same, with the exception of counterparty credit risk, which is closely monitored by the Group. The fair value gains on the hedging instrument recognized in 2011 in the “Cash flow hedge reserve,” representing the effective portion of the hedging relationship, were negligible. EUR 5 million have been recycled to profit or loss (“Finance costs,” see Note 29.1) in order to offset foreign currency losses recognized in the income statement relating to the hedged risk. At December 31, 2011, a total loss of EUR 3 million, net of taxes, (2010: gain of EUR 5 million; 2009: loss of EUR 6 million) was recognized in the “Cash flow hedge reserve” (see Note 16).

Economic hedges:

Delhaize Group entered into other currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

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

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2011. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement, except - as explained above - for the USD 300 million Senior Notes, which are designated as cash flow hedges:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2011 (EUR)	Fair Value Dec. 31, 2010 (EUR)	Fair Value Dec. 31, 2009 (EUR)
2011	2012	EUR 12	12m EURIBOR +4.83%	USD 17	12m LIBOR +4.94%	1	—	—
2010	2011	EUR 53	6m EURIBOR +3.33%	USD 75	6m LIBOR +3.40%	—	3	—
2010	2011	EUR 26	12m EURIBOR +5.02%	USD 35	12m LIBOR +4.94%	—	1	—
2010	2011	EUR 63	6m EURIBOR +2.97%	USD 85	6m LIBOR +3.55%	—	—	—
2009	2010	EUR 20	12m EURIBOR +4.99%	USD 25	12m LIBOR +4.94%	—	—	(2)
2009	2014	EUR 228	6.63%	USD 300	5.875%	(11)	(13)	(38)
2007	2014	USD 670	3m LIBOR +0.98%	EUR 500	3m EURIBOR +0.94%	(9)	(2)	35

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

At December 31, 2011 and 2010, Delhaize Group held no foreign exchange forward contracts. At the end of 2009, the Group had signed a foreign exchange forward contract to purchase in 2010 USD 11 million in exchange for EUR 7 million to offset intercompany foreign currency exchange exposure.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from investments,” depending on the underlying transaction.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., EUR 58 million at December 31, 2011). See Note 12 in connection with collateral posted on derivative financial liabilities.

20.	Provisions

		December 31,
(in millions of EUR)	Note	2011	2010	2009
Closed stores:	20.1
Non-current		37	36	44
Current		9	8	10
Self-insurance:	20.2
Non-current		89	82	75
Current		54	39	33
Pension benefit and other post-employment benefits:	21
Non-current		90	80	81
Current		3	2	2
Other:	20.3
Non-current		37	35	28
Current		16	3	7

Total provisions		335	285	280
Non-current		253	233	228
Current		82	52	52

20.1	Closed Store Provisions

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

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the U.S, with remaining lease terms ranging from 1 to 17 years. The average remaining lease term for closed stores was 5 years at December 31, 2011. During 2011, 2010 and 2009, only minor amounts related to termination benefits.

The following table reflects the activity related to closed store provisions:

(in millions of EUR)	2011	2010	2009
Closed store provision at January 1	44	54	51
Additions:
Store closings - lease obligations	3	1	10
Store closings - other exit costs	—	—	2
Update of estimates	5	1	5
Interest expense (unwinding of discount)	4	4	4
Acquisition through business combination	2	—	—
Utilization:
Lease payments made	(12)	(14)	(14)
Lease terminations	—	(5)	(1)
Payments made for other exit costs	(1)	(2)	—
Transfer to other accounts	—	—	(1)
Currency translation effect	1	5	(2)

Closed store provision at December 31	46	44	54

During 2011, 2010 and 2009, Delhaize Group recorded additions to the closed store provision of EUR 3 million, EUR 1 million and EUR 12 million, respectively, primarily related to 18, 7 and 32 store closings, respectively, made in the ordinary course of business.

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2009	149
Store closings added	32
Stores sold/lease terminated	(35)

Balance at December 31, 2009	146
Store closings added	7
Stores sold/lease terminated	(49)

Balance at December 31, 2010	104
Store closings added	18
Stores sold/lease terminated	(20)

Balance at December 31, 2011	102

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of EUR)	Note	2011	2010	2009
Other operating expenses	28	8	2	17
Interest expense included in “Finance costs”	29.1	4	4	4
Results from discontinued operations	5.3	—	—	—

Total		12	6	21

20.2	Self-insurance Provision

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

The maximum retentions, including defense costs per occurrence, are:

•	USD 1.0 million per accident for workers’ compensation;

•	USD 3.0 million per occurrence for general liability;

•	USD 3.0 million per accident for vehicle accident; and

•	USD 5.0 million per occurrence for pharmacy claims.

Our property insurance in the U.S. includes self-insured retentions per occurrence of USD 10 million for named windstorms, USD 5 million for Zone A flood losses and USD 2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

(in millions of EUR)	2011	2010	2009
Self-insurance provision at January 1	121	108	122
Expense charged to earnings	168	179	158
Claims paid	(151)	(174)	(169)
Currency translation effect	5	8	(3)

Self-insurance provision at December 31	143	121	108

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

20.3	Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions were as follows:

(in millions of EUR)	2011	2010	2009
Other provisions at January 1	38	35	28
Acquisitions through business combinations	12	—	—
Expense charged to profit and loss	6	9	8
Payments made	(4)	(4)	(5)
Transfer (to) from other accounts	—	(3)	4
Currency translation effect	1	1	—

Other provisions at December 31	53	38	35

21.	Employee Benefits

21.1	Pension Plans

Delhaize Group’s employees are covered by certain benefit plans, as described below.

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. These valuations involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or at the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

•

In Belgium, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. Since July 2010, the Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees who decided to change pension plans (see below “Defined Benefit Plans”). The expenses related to these plans were EUR 9 million in 2011 and EUR 6 million and EUR 4 million in 2010 and 2009, respectively.

•

In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Sweetbay with one or more years of service. Profit-sharing contributions substantially vest after three years of consecutive service. Forfeitures of profit-sharing contributions are used to offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits Food Lion and Sweetbay employees to make elective deferrals of their compensation and allows Food Lion and Sweetbay to make matching contributions.

Finally, the U.S. entities Hannaford and Harveys also provide defined contribution 401(k) plans including employer-matching provisions to substantially all employees. The defined contribution plans provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these U.S. defined contribution retirement plans were EUR 37 million in 2011 and 2010 and EUR 38 million in 2009.

•

In addition, Delhaize Group operates defined contribution plans in Greece and Indonesia, to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 20% of Delhaize Group employees are covered by defined benefit plans.

•

In Belgium, Delhaize Group has a defined benefit pension plan covering approximately 4% of its employees. The plan is subject to legal funding requirements and is funded by contributions from plan participants and the Group. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement or death. An independent insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

During 2010, Delhaize Group offered its employees who participate in the defined benefit plan on a going forward basis the opportunity to participate in a new defined contribution plan (new plan), instead of continuing earning benefits under the defined benefit pension plan (old plan). Approximately 40% of the eligible employees accepted the offer, reducing the number of people covered by the old plan to the above mentioned 4%. Under Belgian legislation, employees that decided to participate in the new plan for future service, remain entitled to retirement benefits under the old defined benefit plan for past service. Due to the plan amendment, a negative past service cost related to death-in-service benefits of EUR 3 million was recognized in 2010.

•

In the U.S., Delhaize Group sponsors a non-contributory funded defined benefit pension plan covering approximately 60% of Hannaford employees. The plan has a minimum funding requirement and contributions made by Hannaford are available as reductions in future contributions. In 2011, in aligning the benefits and compensations across its operating entities, Delhaize America modified the terms of the plan. This resulted in the closure of the plan to new employees and a reduction of future benefits for current employees of Hannaford as of December 31, 2011. The plan amendment led to the recognition of net actuarial losses of USD 8 million (EUR 6 million), recognized in “OCI” and a net curtailment gain of USD 13 million (EUR 10 million), included in “Selling, general and administrative expenses” in the third quarter of 2011. The plan traditionally invests mainly in equity securities and is, therefore, exposed to stock market movements.

Further, Delhaize Group operates in the U.S. unfunded supplemental executive retirement plans (“SERP”) covering a limited number of executives of Food Lion, Hannaford and Sweetbay. Benefits generally are based on average earnings, years of service and age at retirement. Also in 2011, Delhaize America decided to discontinue the SERP for Hannaford executives. The plan amendment resulted in the recognition of insignificant net curtailment gain and net actuarial losses.

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

•

Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo that were employed for at least two years are covered by this plan.

Defined Benefit Plans

(in millions of EUR)	2011			2010			2009
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	161	115	276	136	121	257	111	106	217
Current service cost	9	4	13	9	5	14	8	4	12
Interest cost	8	5	13	8	6	14	7	6	13
Plan participants’ contributions	1	1	2	2	2	4	—	2	2
Amendments	—	1	1	(1)	(3)	(4)	—	—	—
Actuarial (gain)/loss	11	3	14	4	—	4	11	6	17
Benefits paid	(11)	(9)	(20)	(12)	(17)	(29)	(6)	(4)	(10)
Business combinations / divestures/ transfers	—	—	—	4	—	4	10	—	10
Plan curtailments	(10)	—	(10)	—	—	—	—	—	—
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	6	—	6	11	—	11	(5)	—	(5)

Benefit obligation at December 31	175	121	296	161	115	276	136	121	257
Change in plan assets:
Fair value of plan assets at January 1	123	74	197	99	78	177	79	69	148
Expected return on plan assets	8	3	11	8	3	11	6	3	9
Actuarial gain/(loss) on plan assets	(6)	3	(3)	5	1	6	9	(1)	8
Employer contributions	12	2	14	13	7	20	14	9	23
Plan participants’ contributions	1	1	2	2	2	4	—	2	2
Benefits paid	(11)	(9)	(20)	(12)	(17)	(29)	(6)	(4)	(10)
Currency translation effect	4	—	4	8	—	8	(3)	—	(3)

Fair value of plan assets at December 31	131	74	205	123	74	197	99	78	177
Actual return on plan assets	2	6	8	13	4	17	15	2	17
Amounts recognized in the balance sheet:
Present value of funded obligation	140	97	237	131	92	223	113	101	214
Fair value of plan assets	(131)	(74)	(205)	(123)	(74)	(197)	(99)	(78)	(177)

Deficit for funded plans	9	23	32	8	18	26	14	23	37
Present value of unfunded obligations	35	24	59	30	23	53	23	20	43
Unrecognized past service cost	—	(1)	(1)	—	—	—	—	—	—

Net liability	44	46	90	38	41	79	37	43	80
Weighted average assumptions used to determine benefit obligations:
Discount rate	4.17%	3.99%		5.00%	4.54%		5.54%	4.66%
Rate of compensation increase	4.25%	3.02%		4.25%	3.20%		4.74%	3.29%
Rate of price inflation	3.05%	2.00%		3.03%	2.00%		3.50%	2.00%

(in millions of EUR)	2011			2010			2009
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Component of pension cost:
Amounts recognized in the income statement:
Current service cost	9	4	13	9	5	14	8	4	12
Interest cost	8	5	13	8	6	14	7	6	13
Expected return on plan assets	(8)	(3)	(11)	(8)	(3)	(11)	(6)	(3)	(9)
Amortization of past service cost	—	—	—	(1)	(3)	(4)	—	—	—
Curtailment gain recognized	(10)	—	(10)	—	—	—	—	—	—
Settlement loss recognized	—	1	1	—	1	1	—	1	1

Total pension cost recognized in the income statement	(1)	7	6	8	6	14	9	8	17
Amounts recognized in OCI:
Actuarial (gains)/losses immediately recognized	17	—	17	(1)	(1)	(2)	2	7	9
Effect of changes in exchange rates	3	—	3	3	—	3	1	—	1

Cumulative amount of actuarial gains and losses recognized	53	11	64	33	11	44	31	12	43

Weighted average assumptions used to determine pension cost:
Discount rate	5.00%	4.54%		5.54%	4.66%		6.01%	5.55%
Expected long-term rate of return on plan assets during year	6.99%	4.00%		7.75%	4.00%		7.75%	4.40%
Rate of compensation increase	4.25%	3.20%		4.74%	3.29%		4.67%	3.38%
Rate of price inflation	3.03%	2.00%		3.50%	2.00%		3.50%	2.09%

(in millions of EUR)	2011			2010			2009
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	175	121	296	161	115	276	136	121	257
Plan assets	131	74	205	123	74	197	99	78	177

Deficit	44	47	91	38	41	79	37	43	80
Experience (gains) and losses:
Related to plan assets	6	(3)	3	(5)	(1)	(6)	(9)	1	(8)
Percentage of plan assets	4.65%	-3.54%	1.71%	-3.89%	-1.02%	-3.05%	-9.15%	-0.93%	-4.52%
Related to plan liabilities	(2)	—	(2)	2	(2)	—	—	1	1
Percentage of plan liabilities	-1.02%	0.21%	-0.53%	1.14%	-1.96%	0.00%	-0.04%	0.49%	0.39%

(in millions of EUR)	2008			2007
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	111	106	217	104	110	214
Plan assets	79	69	148	82	71	153

Deficit	32	37	69	21	39	60
Experience (gains) and losses:
Related to plan assets	28	1	29	1	—	1
Percentage of plan assets	35.61%	0.87%	19.38%	0.30%	-0.14%	0.13%
Related to plan liabilities	2	1	3	1	—	1
Percentage of plan liabilities	1.83%	1.13%	1.51%	0.63%	0.09%	0.37%

(in millions of EUR)	2011			2010			2009
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	38	41	79	37	43	80	32	37	69
Pension expense recognized in the income statement in the year	(1)	7	6	8	6	14	9	8	17
Amounts recognized in OCI	17	—	17	(1)	(1)	(2)	2	7	9
Employer contributions made in the year	(11)	—	(11)	(12)	(5)	(17)	(14)	(8)	(22)
Benefits paid directly by company in the year	(1)	(2)	(3)	(1)	(2)	(3)	—	(1)	(1)
Business combinations / divestures / transfers	—	—	—	4	—	4	10	—	10
Currency translation effect	2	—	2	3	—	3	(2)	—	(2)
Balance sheet liability at December 31	44	46	90	38	41	79	37	43	80

The asset portfolio of the Group’s defined benefit pension plan in Belgium is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

	December 31,
	2011	2010	2009
Equities	5%	5%	11%
Debt	94%	91%	73%
Real estate	0%	0%	2%
Other assets (e.g., cash equivalents)	1%	4%	14%

In 2012, the Group expects to contribute EUR 5 million to the defined benefit pension plan in Belgium.

The expected long-term rate of return for the Belgian defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The Hannaford plan asset allocation was as follows:

	December 31,
	2011	2010	2009
Equities	49%	66%	63%
Debt	49%	32%	29%
Other assets (e.g., cash equivalents)	2%	2%	8%

The investment policy for the Hannaford defined benefit plan is to maintain a targeted balance of equity securities, debt securities and cash equivalents in its portfolio. The portfolio is re-balanced periodically throughout the year and the Group is therefore able to adjust its short- to mid-term investment strategy to take general market and economic environment developments into account.

The funding policy for the Hannaford defined benefit plan has been generally to contribute the minimum required contribution and additional deductible amounts at the sponsor’s discretion. In 2012, Delhaize Group expects to make pension contributions for the Hannaford defined benefit plan, including voluntary amounts, of up to USD 10 million (EUR 8 million).

Total defined benefit expenses in profit or loss equal EUR 6 million, EUR 14 million and EUR 17 million for 2011, 2010 and 2009, respectively, and can be summarized as follows:

(in millions of EUR)	2011	2010	2009
Cost of sales	2	2	2
Selling, general and administrative expenses	4	12	15

Total defined benefit expense recognized in profit or loss	6	14	17

21.2	Other Post-Employment Benefits

Hannaford and Sweetbay provide certain health care and life insurance benefits for retired employees, which qualify as a defined benefit plan. Substantially all Hannaford employees and certain Sweetbay employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2011 was EUR 3 million (2010: EUR 3 million, 2009: EUR 2 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was EUR 3 million in 2011, 2010 and 2009. During 2011, the Group recognized actuarial losses of EUR 1 million.

The assumptions applied in determining benefit obligation and cost are summarized in the table below:

	December 31,
	2011	2010	2009
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	3.80%	4.77%	5.38%
Current health care cost trend	9.09%	9.00%	9.25%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2017	2016
Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	4.77%	5.38%	5.80%
Current health care cost trend	9.00%	9.25%	9.77%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2016	2015

A change by 100 basis points in the assumed healthcare trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3	Share-Based Compensation

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

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were EUR 13 million, EUR 16 million, EUR 20 million in 2011, 2010 and 2009, respectively.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a “performance cash” plan. As a consequence, since 2009, only vice presidents and above are granted stock options.

25% of the options granted to associates of non-U.S. operating companies vest immediately and the remaining options vest after a service period of approximately 3 1/2 years, the date at which all options become exercisable. Options expire seven years from the grant date.

An exceptional three-year extension was offered in 2003 for options granted under the 2002 grant year. Further, in 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the choice to extend the exercise period from 7 to 10 years. Delhaize Group accounted for that change as a modification of the plan and recognizes the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, over the remaining vesting period.

Delhaize Group stock options granted to associates of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2011	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2011 grant under the 2007 Stock option plan	June 2011	290 078	280 064	EUR 54.11	83	Jan. 1, 2015 - June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	191 849	EUR 66.29	80	Jan. 1, 2014 - June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	219 608	EUR 50.03	73	Jan. 1, 2013 - June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	228 134	EUR 49.25	318	Jan. 1, 2012 - May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	168 414	EUR 71.84	619	Jan. 1, 2011 - June 7, 2017	(1)
2006 Stock option plan	June 2006	216 266	137 602	EUR 49.55	601	Jan. 1, 2010 - June 8, 2013
2005 Stock option plan	June 2005	181 226	82 579	EUR 48.11	568	Jan. 1, 2009 - June 14, 2012
2002 Stock option plan	June 2002	158 300	70 900	EUR 54.30	425	Jan. 1, 2006 - June 5, 2012	(1)

(1)

In accordance with Belgian law, most of the beneficiaries of the stock option plans agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise periods of the plans, i.e., June 7, 2014 (under the 2007 Stock Option Plan) and June 5, 2009 (under the 2002 Stock Option Plan).

Activity associated with non-U.S. stock option plans was as follows:

2011	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1 328 980	55.92
Granted	290 078	54.11
Exercised	(80 506)	41.75
Forfeited	(58 767)	58.00
Expired	(100 635)	63.65

Outstanding at end of year	1 379 150	55.71
Options exercisable at end of year	687 629	55.23

2010	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1 381 791	52.37
Granted	198 977	66.29
Exercised	(244 176)	44.47
Forfeited	(7 362)	51.82
Expired	(250)	25.81

Outstanding at end of year	1 328 980	55.92
Options exercisable at end of year	663 909	57.22

2009	Shares	Weighted Average Exercise Price (in EUR)
Outstanding at beginning of year	1 332 967	52.63
Granted	230 876	50.03
Exercised	(81 286)	37.35
Forfeited	(5 566)	56.59
Expired	(95 200)	62.85

Outstanding at end of year	1 381 791	52.37
Options exercisable at end of year	732 370	49.26

The weighted average remaining contractual term for the share options outstanding as at December 31, 2011 was 4.20 (2010: 4.09; 2009: 4.23). The weighted average share price for options exercised during 2011 amounts to EUR 57.00 (2010: EUR 60.50; 2009: EUR 50.23).

The following table summarizes options outstanding and options exercisable as of December 31, 2011, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in EUR)
EUR 48.11 - EUR 49.55	448 315	2.26	49.13
EUR 50.03 - EUR 54.30	570 572	4.93	52.56
EUR 66.29 - EUR 71.84	360 263	5.44	68.88

EUR 48.11 - EUR 71.84	1 379 150	4.20	55.71

Options exercisable at the end of 2011 had a weighted average remaining contractual term of 2.85 years (2010: 2.80; 2009: 2.36).

The weighted average fair values of options granted are EUR 8.62, EUR 9.73 and EUR 10.99 per option for the years 2011, 2010 and 2009, respectively, and were estimated on the date of grant using the following assumptions:

	2011	2010	2009
Share price (in EUR)	49.99	60.55	49.41
Expected dividend yield (%)	2.6	2.5	2.5
Expected volatility (%)	25.9	26.6	28.5
Risk-free interest rate (%)	2.3	1.5	2.8
Expected term (years)	5.3	5.0	5.0

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

Prior to Delhaize Group’s adoption of the 2002 Stock Incentive Plan, Delhaize Group U.S. operations sponsored several stock incentive plans, which were transferred in 2002 into the new incentive plan. Holders of options under the old plans were offered the possibility to convert their options to the new warrant plan. As of December 31, 2011, there were options outstanding to acquire 2 154 ADRs under the “Delhaize America 2000 Stock Incentive Plan,” relating to certain Food Lion and Hannaford employees that decided not to convert to the 2002 plan. No new options can be granted under these plans and the terms and conditions of these plans are substantially consistent with the current Delhaize Group plan.

Options and warrants granted to associates of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2011	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	313 885	USD 78.42	75	2021
	June 2010	232 992	222 560	USD 78.33	74	2020
	June 2009	301 882	249 140	USD 70.27	88	2019
	May 2008	528 542	351 711	USD 74.76	237	2018
	June 2007	1 165 108	924 770	USD 96.30	3 238	2017
	June 2006	1 324 347	460 974	USD 63.04	2 983	2016
	May 2005	1 100 639	256 030	USD 60.76	2 862	2015
	May 2004	1 517 988	177 951	USD 46.40	5 449	2014
	May 2003	2 132 043	121 988	USD 28.91	5 301	2013
	May 2002	3 853 578	114 436	USD 49.81	5 328	2012
Delhaize America 2000 Stock Incentive Plan - Options(1)	Various	705 089	2 154	USD 74.76 -USD 78.33	4 514	Various

(1)	Including the stock options granted under the 1996 Food Lion Plan and the 1998 Hannaford Plan.

Activity related to the “Delhaize Group 2002 Stock Incentive Plan” and the “Delhaize America 2000 Stock Incentive Plan” was as follows:

2011	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	3 313 126	72.31
Granted	318 524	78.42
Exercised (1)	(318 545)	56.54
Forfeited/expired	(117 506)	79.82

Outstanding at end of year	3 195 599	74.22
Options exercisable at end of year	2 206 490	73.87

2010	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	3 703 267	69.90
Granted	234 316	78.33
Exercised	(530 525)	56.87
Forfeited/expired	(93 932)	79.35

Outstanding at end of year	3 313 126	72.31
Options exercisable at end of year	2 314 195	71.77

2009	Shares	Weighted Average Exercise Price (in USD)
Outstanding at beginning of year	4 015 808	68.45
Granted	302 485	70.27
Exercised	(486 774)	56.48
Forfeited/expired	(128 252)	76.24

Outstanding at end of year	3 703 267	69.90
Options exercisable at end of year	2 320 066	65.86

(1)

Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 1 711 at December 31, 2011.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2011 is 5.10 (2010: 5.52; 2009: 6.18). The weighted average share price for options exercised during 2011 amounts to USD 79.73 (2010: USD 79.22; 2009: USD 72.21).

The following table summarizes options and warrants outstanding as of December 31, 2011, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in USD)
USD 28.91 - USD 49.81	414 375	1.51	42.19
USD 60.76 - USD 74.76	1 319 188	4.76	67.10
USD 78.33 - USD 96.30	1 462 036	6.44	89.72

USD 28.91 - USD 96.30	3 195 599	5.10	74.22

Options exercisable at the end of 2011 had a weighted average remaining contractual term of 4.40 years (2010: 4.90; 2009: 5.40).

The weighted average fair values of options granted were USD 12.61, USD 13.03 and USD 12.88 per option for the years 2011, 2010 and 2009, respectively, and were estimated using the following weighted average assumptions:

	2011	2010	2009
Share price (in USD)	78.42	78.33	70.27
Expected dividend yield (%)	2.9	2.5	2.6
Expected volatility (%)	26.0	25.2	26.3
Risk-free interest rate (%)	1.2	1.6	2.3
Expected term (years)	4.0	4.0	4.0

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

Restricted stock unit awards granted to associates of U.S. operating companies under the “Delhaize America 2002 Restricted Stock Unit Plan” were as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2011	Number of Beneficiaries (at the moment of issuance)
June 2011	128 717	124 806	249
June 2010	123 917	111 064	243
June 2009	150 073	87 943	245
May 2008	466 503	180 412	3 421
June 2007	102 512	16 359	222

Activity related to the restricted stock plans was as follows:

2011	Shares
Outstanding at beginning of year	597 111
Granted	128 717
Released from restriction	(185 549)
Forfeited/expired	(19 695)

Outstanding at end of year	520 584

2010	Shares
Outstanding at beginning of year	716 350
Granted	123 917
Released from restriction	(221 141)
Forfeited/expired	(22 015)

Outstanding at end of year	597 111

2009	Shares
Outstanding at beginning of year	703 110
Granted	150 073
Released from restriction	(117 756)
Forfeited/expired	(19 077)

Outstanding at end of year	716 350

The weighted average fair value at date of grant for restricted stock unit awards granted during 2011, 2010 and 2009 was USD 78.42, USD 78.33 and USD 70.27 based on the share price at the grant date, respectively.

22.	Income Taxes

The major components of income tax expense for 2011, 2010 and 2009 were:

Income tax expense (in millions of EUR)	2011	2010		2009
Continuing operations
Current tax	103	17	(1)	231
Taxes related to prior years recorded in the current year	5	(2)		(4)
Utilization of previously unrecognized tax losses and tax credits	(1)	—		(8)
Deferred tax	52	226	(1)	12
Deferred taxes related to prior years recorded in the current year	(5)	3		2
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(2)	—		(5)
Derecognition of previously recorded deferred tax assets	3	2		—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	1	(1)		—

Total income tax expense from continuing operations	156	245		228
Total income tax expense from discontinued operations	—	—		—

Total income tax expense from continuing and discontinued operations	156	245		228

(1)

In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

Profit before taxes can be reconciled with net profit as follows:

Profit before taxes (in millions of EUR)	2011	2010	2009
Continuing operations	631	821	740
Discontinued operations	—	(1)	8

Total profit before taxes	631	820	748
Continuing and discontinued operations
Current tax	103	17 (1)	231
Taxes related to prior years recorded in the current year	5	(2)	(4)
Utilization of previously unrecognized tax losses and tax credits	(1)	—	(8)
Deferred tax	52	226 (1)	12
Deferred taxes related to prior years recorded in the current year	(5)	3	2
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(2)	—	(5)
Derecognition of previously recorded deferred tax assets	3	2	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	1	(1)	—

Total income tax expense from continuing and discontinued operations	156	245	228

Net profit	475	575	520

(1)

In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

The following reconciles Delhaize Group’s Belgian statutory income tax rate to the Group’s effective income tax rate:

	2011	2010	2009
Belgian statutory income tax rate	34.0%	34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Different statutory tax rates in jurisdictions outside Belgium(1)	(1.2)	1.0	2.0
Non taxable income	(0.6)	(0.8)	(0.1)
Non deductible expenses	1.2	1.0	1.4
Tax charges on dividend income	0.7	—	—
Deductions from taxable income(2)	(10.0)	(5.9)	(4.7)
Recognition/non recognition of tax assets	0.4	0.3	(1.7)
Adjustment on prior years	—	(0.5)	(0.8)
Changes in tax rate or imposition of new taxes	0.1	0.5	0.6
Other	0.1	0.2	(0.3)

Effective tax rate	24.7%	29.8%	30.4%

(1)

In 2011, approximately 49% (whereas in 2010: 61% and in 2009: 73%) of Delhaize Group’s consolidated profit before tax was attributable to Delhaize Group’s U.S. operations, which had a tax rate of 35.9% (in 2010: 37.8% and in 2009: 38.4%). In all other jurisdictions where Delhaize Group is present, the tax rate is significantly lower than the Belgian 34% statutory income tax rate.

(2)	Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of EUR)	2011	2010	2009
Current tax	(1)	(1)	(1)
Deferred tax	(10)	3	(7)

Total tax credited directly to equity	(11)	2	(8)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately EUR 4.2 billion at December 31, 2011, EUR 3.6 billion at December 31, 2010 and EUR 2.7 billion at December 31, 2009.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

(in millions of EUR)	December 31,
	2011	2010	2009
Deferred tax liabilities	625	543	227
Deferred tax assets	96	95	23

Net deferred tax liabilities	529	448	204

The changes in the overall net deferred tax liabilities were as follows:

(in millions of EUR)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2009	328	(15)	(69)	(23)	(14)		207
Charge (credit) to equity for the year	—	—	—	(3)	(4	)(1)	(7)
Charge (credit) to profit or loss for the year	24	(1)	(2)	(1)	(11)		9
Effect of change in tax rates	1	—	—	—	(1)		—
Acquisition	1	—	—	—	—		1
Transfers (to) from other accounts	—	—	—	1	(1)		—
Currency translation effect	(10)	1	2	1	—		(6)

Net deferred tax liabilities at December 31, 2009	344	(15)	(69)	(25)	(31)		204
Charge (credit) to equity for the year	—	—	—	—	3	(1)	3
Charge (credit) to profit or loss for the year	201 (2)	3	(3)	(2)	32		231
Effect of change in tax rates	1	—	—	—	(2)		(1)
Acquisition	—	—	—	—	(1)		(1)
Transfers to/from other accounts	14	(4)	—	(6)	(4)		—
Currency translation effect	20	(1)	(5)	—	(2)		12

Net deferred tax liabilities at December 31, 2010	580	(17)	(77)	(33)	(5)		448
Charge (credit) to equity for the year	—	—	—	(8)	(2	)(1)	(10)
Charge (credit) to profit or loss for the year	(41)	1	2	1	85		48
Effect of change in tax rates	—	—	—	—	1		1
Acquisition	17	—	—	—	7		24
Transfers (to) from other accounts	(1)	1	1	—	(1)		—
Currency translation effect	13	—	(2)	—	7		18

Net deferred tax liabilities at December 31, 2011	568	(15)	(76)	(40)	92		529

(1)

In 2011 and 2010, consists of EUR (2) million and EUR 3 million, respectively, in relation to the cash flow hedge reserve. In 2009, consisted of EUR (3) million in relation to the cash flow hedge reserve and EUR (1) million relating to unrealized gains or losses on financial assets available for sale.

(2)	Primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

At December 31, 2011, Delhaize Group did not recognize deferred tax assets of EUR 205 million, of which:

•

EUR 32 million related to U.S. tax loss carry-forwards of EUR 621 million (mainly at a 4.3 % U.S. State effective tax rate) and U.S. tax credits, which if unused would expire at various dates between 2012 and 2031;

•	EUR 16 million related to tax loss carry-forwards of EUR 98 million in Europe, which if unused would expire at various dates between 2012 and 2016;

•	EUR 7 million related to tax credits in Europe, which if unused would expire at various dates between 2015 and 2019;

•	EUR 16 million related to tax loss carry-forwards of EUR 50 million in Europe which can be utilized without any time limitation;

•	EUR 134 million related to deductible temporary differences of EUR 430 million.

The unused tax losses, unused tax credits and deductible temporary differences may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2011, the recognized deferred tax assets relating to unused tax losses and unused tax credits was EUR 33 million.

23.	Accrued Expenses

(in millions of EUR)	December 31,
	2011	2010	2009
Accrued payroll and short-term benefits	329	299	302
Accrued interest	42	37	37
Other	71	57	58

Total accrued expenses	442	393	397

24.	Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of EUR)	Note	2011	2010	2009
Product cost, net of vendor allowances and cash discounts	25	15 145	14 905	14 255
Employee benefit expenses	26	2 849	2 839	2 752
Supplies, services and utilities purchased		827	761	765
Depreciation and amortization	7, 8, 9	586	575	515
Operating lease expenses	18.3	311	295	270
Bad debt allowance	14	11	6	20
Other expenses(1)		527	510	428

Total expenses by nature		20 256	19 891	19 005
Cost of Sales	25	15 756	15 497	14 813
Selling, general and administrative expenses		4 500	4 394	4 192

Total expenses by function		20 256	19 891	19 005

(1)

Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses.”

25.	Cost of Sales

(in millions of EUR)	2011	2010	2009
Product cost, net of vendor allowances and cash discounts	15 145	14 905	14 255
Purchasing, distribution and transportation costs	611	592	558

Total	15 756	15 497	14 813

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, described in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (EUR 18 million, EUR 9 million and EUR 5 million in 2011, 2010 and 2009, respectively).

26.	Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of EUR)	Note	2011	2010	2009
Wages, salaries and short-term benefits including social security		2 784	2 766	2 672
Share option expenses	21.3	13	16	20
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	52	57	60

Total		2 849	2 839	2 752

Employee benefit expenses were recognized in the income statement as follows:

(in millions of EUR)	2011	2010	2009
Cost of sales	354	354	336
Selling, general and administrative expenses	2 495	2 485	2 416

Employee benefits for continuing operations	2 849	2 839	2 752
Results from discontinued operations	—	—	2

Total	2 849	2 839	2 754

27.	Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of EUR)	2011	2010	2009
Rental income	46	33	30
Income from waste recycling activities	26	23	11
Services rendered to wholesale customers	11	12	14
Gains on sale of property, plant and equipment	3	4	5
Other	32	13	18

Total	118	85	78

“Other” primarily includes, amongst others, litigation settlement income and income from government grants. During 2011, Delhaize Group recognized an insurance reimbursement related to tornado damages in the U.S. (EUR 13 million), which have also been included in “Other.”

28.	Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of EUR)	2011	2010	2009
Store closing and restructuring expenses	8	(2)	36
Impairment	135	14	22
Losses on sale of property, plant and equipment	13	3	9
Other	13	5	2

Total	169	20	69

In 2011, Delhaize Group incurred store closing expenses of EUR 8 million of which EUR 5 million related to the update of estimates for closed store provisions (see Note 20.1). In 2010, the update and revision of the provision for store closing and U.S. organizational restructuring amounted to EUR 3 million income, which, together with incurred store closing expenses of EUR 1 million, resulted in a net gain of EUR 2 million. The 2009 store closing and restructuring expenses mainly represent charges in connection with (i) the U.S. organizational restructuring (EUR 19 million) and store closings, being a result of an operational review (EUR 10 million at Food Lion), both set in motion in December 2009 and (ii) the effect of updating the estimates used for existing store closing provisions (EUR 4 million).

During the fourth quarter of 2011, the Group performed a thorough review of its store portfolio and concluded to impair 126 stores and one distribution center in the U.S. (EUR 115 million, see Note 8) and several of its investment properties (EUR 12 million, see Note 9).

The 2010 impairment charges resulted from the periodic impairment review of underperforming stores for EUR 12 million and investment property for EUR 2 million, mainly located in the U.S. The 2009 impairment losses mainly represent charges relating to (i) the U.S. organizational restructuring (EUR 2 million), (ii) closed stores in the U.S. (EUR 9 million), (iii) early retirement of various software solutions (EUR 5 million) and (iv) other underperforming stores across the Group (EUR 6 million).

“Other” primarily consists of hurricane and other natural disasters related expenses.

29.	Financial Result

29.1	Finance Costs

(in millions of EUR)	Note	2011	2010	2009
Interest on short and long-term borrowings		121	117	120
Amortization of debt discounts (premiums) and financing costs		7	4	4
Interest on obligations under finance leases		78	81	76
Interest charged to closed store provisions (unwinding of discount)	20.1	4	4	4

Total interest expenses		210	206	204
Foreign currency losses (gains) on USD 300 million debt covered by cash flow hedge	30	7	16	(20)
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	(5)	(15)	22

Total USD 300 million debt instrument hedge impact		2	1	2
Foreign currency losses (gains) on EUR 500 million debt instruments	30	(15)	(39)	18
Fair value losses (gains) on cross currency interest rate swaps on debt instruments		—	39	(19)
Fair value losses (gains) on debt instruments — fair value hedge	19	(5)	(3)	8
Fair value losses (gains) on derivative instruments — fair value hedge	19	5	3	(8)

Total EUR 500 million debt instrument hedge impact		(15)	—	(1)
Foreign currency losses (gains) on other debt instruments	30	(2)	6	(15)
Fair value losses (gains) on currency swaps		2	(5)	18
Amortization of deferred loss on hedge	16	—	1	1
Other finance costs		9	9	2
Less: capitalized interest		(2)	(3)	(3)

Total		204	215	208

In February 2009, USD 300 million senior notes were issued, which generated a foreign currency loss of EUR 7 million in 2011, EUR 16 million in 2010 and a foreign currency gain of EUR 20 million in 2009. As the debt is part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (EUR 5 million gain in 2011, EUR 15 million gain in 2010 and EUR 22 million loss in 2009).

In 2007, the Group issued a EUR 500 million senior note, held by Delhaize America, LLC, which generated foreign exchange gains of EUR 15 million in 2011. The foreign exchange gains on this note have not been offset in 2011 by fair value losses of the cross-currency interest rate swaps the Group entered into to economically hedge this risk (see Note 19) due to the increases in basis swap spreads which increasingly impact the valuation of derivates. The fair value changes of the Note due to changes in interest rate (EUR 5 million) are part of a designated fair value hedge relationship and offset completely by corresponding movements in the hedging instrument (see Note 19).

In addition, Delhaize Group accounted for foreign currency losses (gains) on various intragroup transactions (EUR 1 million gain in 2011, EUR 5 million losses in 2010 and EUR 15 million gains in 2009), being offset by fair value losses (gains) of derivatives used for economic hedging purposes (included in the line item “Fair value losses (gains) on currency swaps”).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 6.2%, 7.5% and 6.9% in 2011, 2010 and 2009, respectively.

29.2	Income from Investments

(in millions of EUR)	Note	2011	2010	2009
Interest and dividend income from bank deposits and securities		9	9	7
Gains (losses) on disposal of securities		8	2	(1)
Foreign currency gains (losses) on financial assets	30	7	—	(1)
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		(2)	—	—
Other investing income		1	1	1

Total		23	12	6

No impairment losses on financial assets were incurred during 2011, 2010 and 2009.

30.	Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of EUR)	Note	2011	2010	2009
Selling, general and administrative expenses		1	—	3
Finance costs	29.1	(10)	(17)	(17)
Income from investments	29.2	(7)	—	1

Total		(16)	(17)	(13)

31.	Earnings Per Share (“EPS”)

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

Approximately 2 651 448, 1 917 112 and 2 752 075 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2011, 2010 and 2009, respectively, as their effect was anti-dilutive.

Basic and diluted earnings per share for 2011, 2010 and 2009 were as follows:

(in millions of EUR, except numbers of shares and earnings per share)	2011	2010	2009
Net profit from continuing operations	475	576	512
Net profit from continuing operations attributable to non-controlling interests	—	1	6

Group share in net profit from continuing operations	475	575	506
Interest expense on convertible bond, net of tax	—	—	2

Group share in net profit from continuing operations for diluted earnings	475	575	508
Result from discontinued operations, net of tax	—	(1)	8

Group share in net profit for diluted earnings	475	574	516

Weighted average number of ordinary shares outstanding	100 683 828	100 270 861	99 802 736
Adjusted for:
Dilutive effect of share-based awards	742 075	888 825	791 992
Dilutive effect of convertible bond	—	—	979 341

Weighted average number of diluted ordinary shares outstanding	101 425 903	101 159 686	101 574 069

Basic earnings per ordinary share (in EUR):
From continuing operations	4.72	5.74	5.07
From discontinued operations	(0.01)	(0.01)	0.09

Basic EPS attributable to the equity holders of the Group	4.71	5.73	5.16
Diluted earnings per ordinary share (in EUR):
From continuing operations	4.68	5.69	5.00
From discontinued operations	0.00	(0.01)	0.08

Diluted EPS attributable to the equity holders of the Group	4.68	5.68	5.08

32.	Related Party Transactions

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

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2011, 2010 and 2009 is set forth in the Corporate Governance section of this Annual Report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of EUR)	2011	2010	2009
Total remuneration non-executive Directors	1 049	1 000	1 000
Executive Director
Pierre-Olivier Beckers(1)	80	80	80

Total	1 129	1 080	1 080

(1)	The amounts solely relate to the remuneration of the Executive Director and excludes his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Group during 2011, 2010 and 2009 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2011	2010	2009
Restricted stock unit awards	24 875	22 677	39 159
Stock options and warrants	173 583	106 341	175 795

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the “Corporate Governance” section in this Annual Report.

The aggregate compensation for the members of Executive Management recognized in the income statement is stated below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2010, the aggregate compensation includes the pro-rata share of compensation of one member of the Executive Management who left the Company in May 2010, as well as his termination benefits.

(in millions of EUR)	2011	2010	2009
Short-term benefits(1)	5	7	7
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	2	2	1
Termination benefits	—	5	—
Share-based compensation	3	2	3
Employer social security contributions	1	1	1

Total compensation expense recognized in the income statement	12	18	13

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
(2)

The members of Executive Management benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.

(3)

Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

33.	Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Group and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2011, purchase obligations amounted to EUR 238 million (2010: EUR 177 million and 2009: EUR 174 million), of which EUR 60 million related to the acquisition of property, plant and equipment and intangible assets.

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

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2010 and 2011, Delhaize Group expects continued audit activity in 2012. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business. None of these investigations are currently in a stage where Delhaize Group could reliably assess their merits, if any.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion (“Computer Intrusion”) into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately from December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While we intend to defend the legal actions and claims vigorously, we cannot predict the outcome of such legal actions and claims, and thus, do not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

In February 2011, Delhaize Group was notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group is convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and will vigorously defend itself. The first hearing has been scheduled in October 2013.

35.	Subsequent Events

On January 12, 2012, Delhaize Group announced, following a thorough portfolio review of its stores, the decision to close one distribution center and 146 stores across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina), and abandon several of its investment properties. As a result, the Group recorded an impairment charge of USD 177 million (EUR 127 million) in the fourth quarter of 2011 (see Note 28). This charge solely relates to the U.S. operations as the underperformance of the stores in Southeastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet.

Beginning in the first quarter of 2012, the Group expects earnings to be impacted by approximately EUR 200 million (approximately USD 235 million for the U.S. and EUR 30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-downs and sales price mark downs. This will have an after tax impact of approximately EUR 125 million on the 2012 earnings.

36.	List of Consolidated and Associated Companies and Joint Ventures

A.	Fully Consolidated

		Ownership Interest in %
		2011	2010	2009
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
Anadrasis S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	—	—
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.(1)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	100.0	—	—
CF Bugboort BVBA(2)	Wespelaarsebaan 126, 3190 Boortmeerbeek, Belgium	—	—	100.0
C Market a.d. Beograd	Cika Ljubina 9, Belgrade, Serbia	75.4	—	—
Delhaize Albania SHPK(3)	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	—	—
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Delhaize BH d.o.o. Banja Luka(4)	Branka Popovića 115, Banja Luka, Bosnia and Herzegovina	100.0	—	—
Delhaize Distribution Luxembourg S.A. (5)	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	—
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Montenegro d.o.o. Podgorica(6)	Zmaj Jovina bb, Podgorica, Montenegro	100.0	—	—
Delhaize Serbia d.o.o. Beograd(7)	Takovska 49, Belgrade, Serbia	100.0	—	—
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Distri Group 21 NV(8)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ela d.o.o. Kotor	Trg od oruzja bb, Kotor, Montenegro	51.0	—	—
ENA SA	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
FL Food Lion, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0

Food Lion (Thailand), Inc.(9)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Gastro International S.R.L.(10)	Calea Grivitei, N°399, Sector 1, Bucharest, Romania	—	—	100.0
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannbro Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	PO Box 646, Nashville, GA 31639, U.S.A.	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	89.9
Huro NV	Wezenstraat 4, 2370 Arendonk, Belgium	100.0	100.0	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	100.0	—	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Jobmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Kash n’ Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Katdrink NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Knauf Center Pommerlach S.A. (11)	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	100.0	100.0
Knauf Center Schmëtt S.A. (11)	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	100.0	100.0
Kommar NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
La Fourmi S.A.(10)	Siret Street nr. 95 et 1, Sector 1, Bucharest, Romania	—	—	100.0
Leoburg NV	Lommelsesteenweg 8, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Lion Lux Finance S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lion Retail Holding S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lithia Springs, LLC	911 Highway 188, Ochlocknee, GA 31773, U.S.A.	60.0	60.0	60.0
Maascad NV(8)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	—
Mega Doi S.R.L.	39-49 Nicolae Titulescu Avenue, block 12, entrance A+B, ground floor, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st floor, 1st district, Bucharest, Romania	100.0	100.0	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME,04074, U.S.A.	100.0	100.0	—
Pekabeta a.d. Beograd	Takovska 49, Belgrade, Serbia	95.6	—	—
Piccadilly AD	1A, Bitolya Street, Varna, Bulgaria	100.0	—	—
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Rafo Com Construct S.R.L.(10)	Calea Rahovei, N°299, Sector 5, Bucharest, Romania	—	—	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Rousseau NV	Kouter 158, 9000 Gent, Belgium	100.0	—	—
Rovas 2001 Prodimpex S.R.L(10)	95 Siret Street, 1st floor, 1st district, Bucharest, Romania	—	—	100.0

Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, Villeneuve d’Ascq, France	100.0	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	—
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Super Market Koryfi SA(12)	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	89.9
Supermarkten Voeten-Hendrickx NV(2)	Markt 18, 2470 Retie, Belgium	—	—	100.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
TP Srbija a.d. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	95.4	—	—
TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	95.4	—	—
Universal MVM Conexim S.R.L.(10)	Str. Constantin Rädulescu-Motru, N° 12, B1.27B, ground floor, Sector 4, Bucharest, Romania	—	—	100.0
Victory Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Wambacq & Peeters NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	85.0	85.0	85.0
Wilmart NV(2)	Everdongenlaan 21, 2300 Turnhout, Belgium	—	—	100.0
Wintrucks NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	88.0	88.0	88.0
Zvezdara a.d. Beograd	Zivka Davidovica 64, Belgrade, Serbia	68.2	—	—

(1)	In liquidation.
(2)	Merged with Delimmo SA on August 31, 2010.
(3)	Euromax SHPK was renamed into Delhaize Albania SHPK during 2011.
(4)	Delta Maxi d.o.o. Banja Luka was renamed into Delhaize BH d.o.o. Banja Luka during 2011.
(5)	Markant-Lux S.A. was renamed into Delhaize Distribution Luxembourg S.A.during 2011.
(6)	Delta Maxi d.o.o. Podgorica was renamed into Delhaize Montenegro d.o.o. Podgorica during 2011.
(7)	Delta Maxi Serbia d.o.o. Beograd was renamed into Delhaize Serbia d.o.o. Beograd during 2011.
(8)	Liquidated.
(9)	Dissolved on March 15, 2010.
(10)	Merged into Mega Image S.R.L. on January 1, 2010.
(11)	Merged into Delhaize Luxembourg S.A. on January 31, 2011.
(12)	Merged into Alfa Beta Vassilopoulos SA on November 3, 2010.

B.	Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2011	2010	2009
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71 -73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo was:

	December 31,
(in millions of EUR)	2011	2010	2009
Non-current assets	17	10	8
Current assets	26	25	18
Non-current liabilities	1	1	1
Current liabilities	15	13	10

Cash flows of Super Indo included in Delhaize Group’s cash flow statements were:

(in millions of EUR)	2011	2010	2009
Net cash provided by operating activities	6	6	6
Net cash used in investing activities	(8)	(3)	(1)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group’s result was EUR 119 million, EUR 110 million and EUR 86 million for 2011, 2010 and 2009, respectively. Net income of Super Indo included in the Group’s results was approximately EUR 4 million in 2011 and 2010 and EUR 3 million in 2009.

37.	Guarantor subsidiaries

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2011, 2010 and 2009 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions.

CONSOLIDATED INCOME STATEMENT FOR 2011

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 713	13 815	2 746	(155)	21 119
Cost of sales	(3 751)	(10 049)	(2 111)	155	(15 756)
Gross profit	962	3 766	635	—	5 363
Other operating income	32	66	98	(78)	118
Selling, general and administrative expenses	(797)	(3 148)	(633)	78	(4 500)
Other operating expenses	(7)	(156)	(6)	—	(169)
Operating profit	190	528	94	—	812
Finance costs	(176)	(230)	(30)	232	(204)
Income from investments	9	163	399	(548)	23
Share of result of subsidiaries	465	—	—	(465)	—
Profit before taxes and discontinued operations	488	461	463	(781)	631
Income tax expense	(13)	(105)	(38)	—	(156)
Net profit from continuing operations	475	356	425	(781)	475
Result from discontinued operations (net of tax)	—	—	—	—	—
Net profit	475	356	425	(781)	475
Net profit attributable to non-controlling interests	—	—	—	—	—
Net profit attributable to equity holders of the Group (Group share in net profit)	475	356	425	(781)	475

CONSOLIDATED INCOME STATEMENT FOR 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 670	14 187	2 120	(127)	20 850
Cost of sales	(3 729)	(10 272)	(1 623)	127	(15 497)
Gross profit	941	3 915	497	—	5 353
Other operating income	28	43	99	(85)	85
Selling, general and administrative expenses	(782)	(3 195)	(502)	85	(4 394)
Other operating expenses	(1)	(16)	(3)	—	(20)
Operating profit	186	747	91	—	1 024
Finance costs	(90)	(252)	(3)	130	(215)
Income from investments	6	3	133	(130)	12
Share of result of subsidiaries	561	—	—	(561)	—
Profit before taxes and discontinued operations	663	498	221	(561)	821
Income tax expense	(89)	(192)	36	—	(245)
Net profit from continuing operations	574	306	257	(561)	576
Result from discontinued operations (net of tax)	—	(1)	—	—	(1)
Net profit	574	305	257	(561)	575
Net profit attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	574	305	256	(561)	574

CONSOLIDATED INCOME STATEMENT FOR 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 496	13 618	1 961	(137)	19 938
Cost of sales	(3 623)	(9 817)	(1 510)	137	(14 813)
Gross profit	873	3 801	451	—	5 125
Other operating income	27	34	144	(127)	78
Selling, general and administrative expenses	(764)	(3 065)	(490)	127	(4 192)
Other operating expenses	(5)	(61)	(3)	—	(69)
Operating profit	131	709	102	—	942
Finance costs	(82)	(171)	(85)	130	(208)
Income from investments	1	6	127	(128)	6
Share of result of subsidiaries	477	—	—	(477)	—
Profit before taxes and discontinued operations	527	544	144	(475)	740
Income tax expense	(20)	(213)	5	—	(228)
Net profit from continuing operations	507	331	149	(475)	512
Result from discontinued operations (net of tax)	7	(1)	2	—	8
Net profit	514	330	151	(475)	520
Net profit attributable to non-controlling interests	—	—	6	—	6
Net profit attributable to equity holders of the Group (Group share in net profit)	514	330	145	(475)	514

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2011

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 507	709	—	3 373
Intangible assets	107	486	262	—	855
Property, plant and equipment	585	2 719	1 251	—	4 555
Investment property	—	71	14	—	85
Investment in subsidiaries	8 740	9 092	1 960	(19 792)	—
Investment in securities	—	13	—	—	13
Other financial assets	100	3	4 557	(4 642)	18
Deferred tax assets	—	—	96	—	96
Derivative instruments	122	57	—	(122)	57
Other non-current assets	—	20	11	(8)	23
Total non-current assets	9 811	14 968	8 860	(24 564)	9 075
Inventories	234	1 229	255	—	1 718
Receivables	470	149	137	(50)	706
Income tax receivables	7	—	3	—	10
Investment in securities	—	—	93	—	93
Other financial assets	141	—	740	(859)	22
Derivative instruments	4	—	—	(3)	1
Prepaid expenses	7	32	18	(1)	56
Other current assets	4	25	53	(40)	42
Cash and cash equivalents	66	148	408	(190)	432
Assets classified as held for sale	—	—	87	—	87
Total current assets	933	1 583	1 794	(1 143)	3 167
Total assets	10 744	16 551	10 654	(25 707)	12 242

Shareholders’ equity	5 416	10 656	9 136	(19 792)	5 416
Non-controlling interests	—	—	14	—	14
Total equity	5 416	10 656	9 150	(19 792)	5 430
Long-term debt	3 757	3 030	180	(4 642)	2 325
Obligations under finance lease	57	615	25	(8)	689
Deferred tax liabilities	130	444	51	—	625
Derivative instruments	11	9	122	(122)	20
Provisions	42	83	128	—	253
Other non-current liabilities	1	65	7	—	73
Total non-current liabilities	3 998	4 246	513	(4 772)	3 985
Short-term borrowings	121	—	200	(261)	60
Long-term debt - current	138	548	—	(598)	88
Obligations under finance lease - current	11	50	1	(1)	61
Bank overdrafts	190	—	—	(190)	—
Derivative instruments	—	—	3	(3)	—
Provisions - current	—	34	48	—	82
Income taxes payable	5	51	—	—	56
Accounts payable	648	643	603	(50)	1 844
Accrued expenses	195	223	64	(40)	442
Other current liabilities	22	100	72	—	194
Total current liabilities	1 330	1 649	991	(1 143)	2 827
Total liabilities	5 328	5 895	1 504	(5 915)	6 812
Total liabilities and equity	10 744	16 551	10 654	(25 707)	12 242

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	156	2 427	245	—	2 828
Intangible assets	94	533	7	—	634
Property, plant and equipment	571	2 794	710	—	4 075
Investment property	—	59	1	—	60
Investment in subsidiaries	7 933	9 283	481	(17 697)	—
Investment in securities	—	12	113	—	125
Other financial assets	99	5	4 607	(4 694)	17
Deferred tax assets	1	—	94	—	95
Derivative instruments	84	61	—	(84)	61
Other non-current assets	—	18	11	(10)	19
Total non-current assets	8 938	15 192	6 269	(22 485)	7 914
Inventories	213	1 102	145	—	1 460
Receivables	489	125	98	(75)	637
Income tax receivables	—	—	1	—	1
Investment in securities	—	2	41	—	43
Other financial assets	272	56	365	(690)	3
Derivative instruments	—	—	5	—	5
Prepaid expenses	4	33	8	(1)	44
Other current assets	5	25	43	(36)	37
Cash and cash equivalents	58	492	208	—	758
Total current assets	1 041	1 835	914	(802)	2 988
Total assets	9 979	17 027	7 183	(23 287)	10 902

Shareholders’ equity	5 068	11 786	5 910	(17 696)	5 068
Non-controlling interests	—	—	1	—	1
Total equity	5 068	11 786	5 911	(17 696)	5 069
Long-term debt	3 457	3 024	179	(4 694)	1 966
Obligations under finance lease	59	609	25	(9)	684
Deferred tax liabilities	122	400	21	—	543
Derivative instruments	13	3	84	(84)	16
Provisions	40	82	111	—	233
Other non-current liabilities	1	61	6	—	68
Total non-current liabilities	3 692	4 179	426	(4 787)	3 510
Short-term borrowings	291	2	340	(617)	16
Long-term debt - current	56	55	1	(72)	40
Obligations under finance lease - current	12	46	1	(2)	57
Provisions - current	—	18	34	—	52
Income taxes payable	4	10	3	—	17
Accounts payable	615	634	401	(76)	1 574
Accrued expenses	204	198	28	(37)	393
Other current liabilities	37	99	38	—	174
Total current liabilities	1 219	1 062	846	(804)	2 323
Total liabilities	4 911	5 241	1 272	(5 591)	5 833
Total liabilities and equity	9 979	17 027	7 183	(23 287)	10 902

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	16	2 243	381	—	2 640
Intangible assets	74	493	7	—	574
Property, plant and equipment	571	2 596	618	—	3 785
Investment property	—	45	5	—	50
Investment in subsidiaries	6 040	8 646	715	(15 401)	—
Investment in securities	—	9	117	—	126
Other financial assets	—	4	2 957	(2 945)	16
Deferred tax assets	—	—	23	—	23
Derivative instruments	44	96	54	(98)	96
Other non-current assets	—	17	14	(12)	19
Total non-current assets	6 745	14 149	4 891	(18 456)	7 329
Inventories	216	927	135	—	1 278
Receivables	484	112	149	(148)	597
Income tax receivables	1	—	7	—	8
Investment in securities	—	1	11	—	12
Other financial assets	146	—	427	(558)	15
Prepaid expenses	5	26	3	(1)	33
Other current assets	12	21	56	(52)	37
Cash and cash equivalents	51	205	183	—	439
Total current assets	915	1 292	971	(759)	2 419
Total assets	7 660	15 441	5 862	(19 215)	9 748

Shareholders’ equity	4 392	10 696	4 704	(15 400)	4 392
Non-controlling interests	—	—	17	—	17
Total equity	4 392	10 696	4 721	(15 400)	4 409
Long-term debt	1 871	2 873	108	(2 948)	1 904
Obligations under finance lease	69	570	16	(12)	643
Deferred tax liabilities	29	178	20	—	227
Derivative instruments	67	—	69	(98)	38
Provisions	38	86	104	—	228
Other non-current liabilities	1	49	7	—	57
Total non-current liabilities	2 075	3 756	324	(3 058)	3 097
Short-term borrowings	198	35	223	(393)	63
Long-term debt - current	146	16	40	(160)	42
Obligations under finance lease - current	2	43	1	(2)	44
Derivative instruments	—	—	2	—	2
Provisions - current	—	22	30	—	52
Income taxes payable	5	57	3	—	65
Accounts payable	626	517	439	(146)	1 436
Accrued expenses	197	211	45	(56)	397
Other current liabilities	19	88	34	—	141
Total current liabilities	1 193	989	817	(757)	2 242
Total liabilities	3 268	4 745	1 141	(3 815)	5 339
Total liabilities and equity	7 660	15 441	5 862	(19 215)	9 748

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2011

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	475	356	425	(781)	475
Adjustment for equity in earnings of subsidiaries	(465)	—	—	465	—
Adjustments for:
Depreciation and amortization	105	377	104	—	586
Impairment	3	130	2	—	135
Allowance for losses on accounts receivable	2	5	4	—	11
Share–based compensation	2	11	—	—	13
Income taxes	13	105	38	—	156
Finance costs	176	230	30	(232)	204
Income from investments	(9)	(163)	(399)	548	(23)
Other non–cash items	4	2	1	—	7
Changes in operating assets and liabilities:
Inventories	(21)	(88)	(38)	—	(147)
Receivables	17	(19)	16	(24)	(10)
Prepaid expenses and other assets	(5)	(1)	(9)	—	(15)
Accounts payable	34	8	(90)	24	(24)
Accrued expenses and other liabilities	(31)	17	10	—	(4)
Provisions	1	(6)	9	—	4
Interest paid	(179)	(220)	(34)	237	(196)
Interest received	6	3	246	(244)	11
Income taxes paid	(7)	(37)	(33)	—	(77)
Net cash provided by operating activities	121	710	282	(7)	1 106
Investing activities
Capital contributions in subsidiaries	(1 016)	—	(23)	1 039	—
Capital reductions in subsidiaries	501	—	—	(501)	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	(1)	(1)	(589)	—	(591)
Purchase of tangible assets	(99)	(367)	(209)	—	(675)
Purchase of intangible assets	(42)	(16)	(29)	—	(87)
Sale of tangible and intangible assets	1	4	6	—	11
Dividends from investments under the equity method	233	160	156	(549)	—
Sale and maturity of debt securities	—	—	72	—	72
Purchase of other financial assets	(168)	—	(96)	243	(21)
Sale and maturity of other financial assets	303	54	329	(658)	28
Settlement of derivative instruments	(2)	—	—	—	(2)
Net cash used in investing activities	(290)	(166)	(383)	(426)	(1 265)
Financing activities
Proceeds from the exercise of share warrants and stock options	16	(3)	—	—	13
Capital contributions received	—	23	1 016	(1 039)	—
Capital reductions	—	(501)	—	501
Purchase of call option on own equity instruments	(6)	—	—	—	(6)
Treasury shares purchased	(20)	—	—	—	(20)
Purchase of non-controlling interests	—	—	(10)	—	(10)
Dividends paid by parent	(173)	—	—	—	(173)
Dividends paid by subsidiaries	—	(303)	(245)	548	—
Escrow maturities	—	2	—	—	2
Borrowing under long–term loans, net of financing costs	400	1	8	(1)	408
Repayment of long–term loans	—	(38)	(186)	—	(224)
Repayment of lease obligations	(3)	(44)	(8)	2	(53)
Borrowings (repayments) of short–term loans, net	(227)	1	(266)	407	(85)
Settlement of derivative instruments	—	—	(13)	15	2
Net cash provided by (used in) financing activities	(13)	(862)	296	433	(146)
Effect of foreign currency translation	—	(26)	5	—	(21)
Net increase (decrease) in cash and cash equivalents	(182)	(344)	200	—	(326)
Cash and cash equivalents at beginning of period	58	492	208	—	758
Cash and cash equivalents at end of period	(124)	148	408	—	432

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2010

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	574	305	257	(561)	575
Adjustment for equity in earnings of subsidiaries	(561)	—	—	561	—
Adjustments for:
Depreciation and amortization	100	423	52	—	575
Impairment	—	13	1	—	14
Allowance for losses on accounts receivable	—	3	3	—	6
Share–based compensation	2	14	—	—	16
Income taxes	89	192	(36)	—	245
Finance costs	90	253	3	(130)	216
Income from investments	(6)	(3)	(133)	130	(12)
Other non–cash items	(1)	—	(1)	—	(2)
Changes in operating assets and liabilities:
Inventories	4	(104)	(8)	—	(108)
Receivables	(9)	(6)	(7)	(17)	(39)
Prepaid expenses and other assets	16	(9)	(17)	—	(10)
Accounts payable	(9)	77	8	22	98
Accrued expenses and other liabilities	28	(18)	4	2	16
Provisions	(6)	(21)	3	—	(24)
Interest paid	(116)	(244)	(12)	170	(202)
Interest received	—	3	173	(165)	11
Income taxes paid	—	(35)	(23)	—	(58)
Net cash provided by operating activities	195	843	267	12	1 317
Investing activities
Capital contributions in subsidiaries	—	(30)	(126)	156	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	(860)	(8)	849	—	(19)
Purchase of tangible assets	(75)	(363)	(130)	—	(568)
Purchase of intangible assets	(43)	(47)	(2)	—	(92)
Sale of tangible and intangible assets	2	9	3	—	14
Dividends from investments under the equity method	1	—	—	(1)	—
Net investment in debt securities	—	—	(13)	—	(13)
Purchase of other financial assets	(268)	(70)	(1 300)	1 636	(2)
Sale and maturity of other financial assets	80	19	172	(256)	15
Net cash used in investing activities	(1 163)	(490)	(547)	1 535	(665)
Financing activities
Proceeds from the exercise of share warrants and stock options	50	(18)	—	—	32
Capital contributions received	—	30	126	(156)	—
Treasury shares purchased	(19)	(7)	—	—	(26)
Purchase of non-controlling interests	—	—	(47)	—	(47)
Dividends paid by parent	(161)	—	—	—	(161)
Dividends paid by subsidiaries	—	—	(1)	—	(1)
Escrow maturities	—	2	—	—	2
Borrowing under long–term loans (net of financing costs)	1 158	5	99	(1 263)	(1)
Repayment of long–term loans	(146)	(3)	(40)	147	(42)
Repayment of lease obligations	(2)	(47)	(2)	2	(49)
Net borrowings (repayments) of short–term loans	95	(36)	169	(277)	(49)
Settlement of derivative instruments	—	—	(1)	—	(1)
Net cash used in financing activities	975	(74)	303	(1 547)	(343)
Effect of foreign currency translation	—	8	2	—	10
Net increase (decrease) in cash and cash equivalents	7	287	25	—	319
Cash and cash equivalents at beginning of period	51	205	183	—	439
Cash and cash equivalents at end of period	58	492	208	—	758

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2009

(in millions of EUR)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	514	330	151	(475)	520
Adjustment for equity in earnings of subsidiaries	(477)	—	—	477	—
Adjustments for:
Depreciation and amortization	88	381	46	—	515
Impairment	5	17	—	—	22
Allowance for losses on accounts receivable	4	14	2	—	20
Share–based compensation	2	18	—	—	20
Income taxes	20	212	(5)	—	227
Finance costs	82	172	85	(130)	209
Income from investments	(8)	(6)	(128)	128	(14)
Other non–cash items	(1)	5	(1)	—	3
Changes in operating assets and liabilities:
Inventories	3	36	(7)	—	32
Receivables	(26)	1	2	15	(8)
Prepaid expenses and other assets	10	(6)	5	(6)	3
Accounts payable	24	—	68	(34)	58
Accrued expenses and other liabilities	12	1	2	5	20
Provisions	(2)	1	(12)	—	(13)
Interest paid	(136)	(165)	(48)	150	(199)
Interest and dividends received	2	6	158	(157)	9
Income taxes paid	1	(227)	(22)	—	(248)
Net cash provided by operating activities	117	790	296	(27)	1 176
Investing activities
Capital contributions in subsidiaries	(8)	(73)	(177)	258	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	—	(421)	(34)	408	(47)
Business disposals, net of cash and cash equivalents	416	—	—	(408)	8
Purchase of tangible assets	(77)	(303)	(80)	—	(460)
Purchase of intangible assets	(31)	(28)	(1)	—	(60)
Sale of tangible and intangible assets	2	4	4	—	10
Dividends from investments under the equity method	1	—	—	(1)	—
Net investment in debt securities	—	—	(5)	—	(5)
Purchase of other financial assets	(148)	(288)	(231)	658	(9)
Sale and maturity of other financial assets	—	265	295	(552)	8
Settlement of derivative instruments	—	—	(9)	9	—
Net cash used in investing activities	155	(844)	(238)	372	(555)
Financing activities
Proceeds from the exercise of share warrants and stock options	18	(2)	—	—	16
Capital contributions received	—	73	185	(258)	—
Treasury shares purchased	(3)	(7)	—	—	(10)
Purchase of non-controlling interests	—	—	(108)	—	(108)
Dividends paid by parent	(148)	—	—	—	(148)
Dividends paid by subsidiaries	—	—	(5)	1	(4)
Escrow maturities	—	5	—	—	5
Borrowing under long–term loans (net of financing costs)	401	5	11	(187)	230
Repayment of long–term loans	(368)	(6)	(1)	48	(327)
Repayment of lease obligations	(2)	(44)	(1)	2	(45)
Net borrowings (repayments) of short–term loans	(166)	35	(18)	58	(91)
Purchase of derivative instruments	12	—	—	(12)	—
Settlement of derivative instruments	(7)	—	(10)	3	(14)
Net cash used in financing activities	(263)	59	53	(345)	(496)
Effect of foreign currency translation	—	(7)	—	—	(7)
Net increase (decrease) in cash and cash equivalents	9	(2)	111	—	118
Cash and cash equivalents at beginning of period	42	207	72 (1)	—	321 (1)
Cash and cash equivalents at end of period	51	205	183	—	439

(1)	EUR 1 million included in assets classified as held for sale.

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York,as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., Fl Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.14	First Supplemental Indenture, dated as of February 2, 2009, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.15	Form of Global Security representing Delhaize Group SA/NV’s 5.875% Senior Notes due 2014 (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.16	Deposit Agreement, dated as of February 2, 2009, by and among Delhaize Group, The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Report on Form 6-K, filed on February 6, 2009)

2.17	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.18	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

2.19	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

2.20	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 11, 2011)

Exhibit No.	Description

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Form of Amended and Restated Deposit Agreement among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (incorporated by reference to Exhibit (a) to Delhaize Group’s registration statement on Form F-6 (File No. 333-156798) filed with the SEC on January 20, 2009)

4.9	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA. (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

4.10	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2011)

Exhibit No.	Description

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

E-4