Form 20-F
period 2012-12-31
DELHAIZE GROUP
filed 2013-04-26
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Ordinary Shares, without nominal value                 101,921,498 (as of December 31, 2012)

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

We are a Belgian international food retailer present in ten countries on three continents. We were founded in Belgium in 1867. Our principal activity is the operation of food supermarkets. As of December 31, 2012, we had a sales network (which includes company-operated, affiliated and franchised stores) of 3,451 stores and employed approximately 158,000 people. We conduct our retail operations primarily through our businesses in (i) the United States, which we refer to as Delhaize America, (ii) Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, and (iii) Greece, Romania, Serbia, Bosnia and Herzegovina, Montenegro, Albania, (divested in February 2013) Bulgaria and Indonesia, which we refer to collectively as Southeastern Europe and Asia. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our U.S. operations ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2012, 2011, and 2010 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 29, 2012, 52 weeks ended December 31, 2011 and 52 weeks ended January 1, 2011, respectively. Our financial information includes all of the assets, liabilities, sales and expenses of all consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out, and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2012.

On March 6, 2013, our Board of Directors proposed a gross dividend of €1.40 per share to be paid to owners of ordinary shares against coupon nr. 51 on May 31, 2013. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.05 per share. This dividend is still subject to approval by the shareholders at the Ordinary General Meeting of May 23, 2013 and, therefore, has not been included as a liability our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 6, 2013, is €143 million.

The euro is our presentation currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1.00 = USD 1.3194, the reference rate of the European Central Bank on December 31, 2012. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in this document.

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

SELECTED FINANCIAL DATA

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this Annual Report, which have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU.

The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this Annual Report.

Our presentation currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.3194, the reference rate of the European Central Bank on December 31, 2012. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2012 USD	2012 EUR	2011(3) EUR	2010 EUR	2009 EUR	2008 EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	29,999	22,737	21,110	20,850	19,938	19,024
Operating profit	515	390	813	1,024	942	904
Profit before taxes and discontinued operations	197	149	633	821	740	702
Net profit from continuing operations	165	125	477	576	512	485
Net profit	136	103	475	575	520	479
Net profit attributable to equity holders of the Group	139	105	475	574	514	467
Cash dividends paid(1)	237	180	173	161	148	143
Basic earnings per share(2)	1.39	1.05	4.71	5.73	5.16	4.70
Diluted earnings per share(2)	1.37	1.04	4.68	5.68	5.08	4.59

	December 31,
	2012 USD	2012 EUR	2011(4) EUR	2010 EUR	2009 EUR	2008 EUR
	(in millions)
BALANCE SHEET DATA
Current assets	4,247	3,219	3,134	2,988	2,419	2,403
Total assets	15,748	11,936	12,292	10,902	9,748	9,700
Short-term borrowings	—	—	60	16	63	152
Long-term debt	3,052	2,313	2,325	1,966	1,904	1,766
Long-term obligations under finance lease	807	612	689	684	643	643
Share capital	67	51	51	51	50	50
Non-controlling interests	3	2	5	1	17	52
Shareholders’ equity	6,849	5,191	5,414	5,068	4,392	4,143

	2012 USD	2012 EUR	2011 EUR	2010 EUR	2009 EUR	2008 EUR
	(in millions except for store count)
OTHER DATA
Store count at period end	—	3,451	3,408	2,800	2,732	2,673
Weighted average number of shares outstanding at period end	—	100.8	100.7	100.3	99.8	99.4
Net cash provided by operating activities	1,858	1,408	1,106	1,317	1,176	927
Net cash used in investing activities	(840)	(637)	(1,265)	(665)	(555)	(758)
Net cash used in financing activities	(346)	(262)	(146)	(343)	(496)	(105)
Capital expenditures	908	688	762	660	520	714

(1)

We usually declare dividends once a year at our annual shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.

(2)	Group share in net profit.
(3)	2011 was adjusted for the reclassification of the Albanian operations in discontinued operations.
(4)	2011 was revised to reflect the effects of the finalization in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per ordinary share. The 2012 dividend was proposed by the Board of Directors but still needs to be approved by the shareholders at the Ordinary General Meeting of May 23, 2013. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s annual shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per American Depositary Receipt, or ADR, paid by the depositary to holders of Delhaize Group ADRs on the dividend payment date. The dividend for the fiscal year 2012 becomes payable to ADR holders on June 5, 2013. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(1)
2012 (proposed dividend)	1.40	1.80
2011	1.76	2.20
2010	1.72	2.50
2009	1.60	1.94
2008	1.48	2.09

(1)

The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders. For the 2012 dividend, we used the indicative exchange rate of the European Central Bank of April 2, 2013 of € 1.00 = $1.2840.

Belgian law requires us to appropriate at least 5% of our annual profit to the statutory reserves until such reserve has reached an amount equal to 10% of our share capital. Subject to this requirement, our Board of Directors may propose, at a shareholders’ meeting at which statutory non-consolidated financial statements are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution. In connection with the approval of our statutory non-consolidated financial statements, our shareholders may, at a general meeting, authorize a distribution of our net profits to shareholders from reserves, subject to the requirement to contribute to the statutory reserves referenced in the first sentence of this paragraph.

Citibank, as our depositary, holds the underlying ordinary shares represented by our American Depositary Shares, or ADSs, as evidenced by ADRs. Each ADS represents an ownership interest in the underlying ordinary share and the right to receive one ordinary share, which has been deposited with the depositary. Because Citibank holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through Citibank. A deposit agreement among Citibank, Delhaize Group and all holders from time to time of the Delhaize Group ADSs sets forth the obligations of Citibank. Citibank will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows Citibank to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10 “Additional Information” in this Annual Report. Citibank will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

Our presentation currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.3194 on December 31, 2012 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on April 2, 2013 was $1.2847 per euro.

The table below shows the average noon buying rate of the euro from 2008 to 2012.

Year ended December 31,	Average Rate(1)
2012	1.2909
2011	1.4002
2010	1.3216
2009	1.3955
2008	1.4695

(1)	The average of the noon buying rates for euros on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
March 2013	1.3098	1.2782
February 2013	1.3692	1.3054
January 2013	1.3584	1.3047
December 2012	1.3260	1.2930
November 2012	1.3010	1.2715
October 2012	1.3133	1.2876

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

We have substantial debt outstanding. At December 31, 2012, we had total consolidated financial debt outstanding of approximately €3.1 billion. Our level of debt could:

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

We target to generate an average of approximately €500 million free cash flow annually over fiscal years 2013-2015. While we were able to exceed a free cash flow of €500 million for fiscal year 2012, there can be no assurance that we will be able to achieve our targeted free cash flow for each of the next three years.

General economic factors may adversely affect our financial performance.

General economic conditions in the areas where we operate may adversely affect our financial performance. Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors can increase our cost of sales and operating, selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers. In Europe and in particular Greece, we are exposed to the possible aftermath of the sovereign debt crisis and the breakup of the eurozone, which will likely have an adverse impact on consumer spending and may cause us to impair assets related to our operations in Greece and record lower contributions from those assets in our operating results.

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

During 2012, 64.4% of our revenues were generated through our U.S. operations. We depend in part on our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

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

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business, including executives to lead our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, increased healthcare costs, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. In addition, while we believe that relations with our employees are good, we cannot provide assurance that we will not become the target of future campaigns to unionize our employees or that such campaigns will not be successful. Also, we always face the risk that legislative bodies will approve law that liberalizes the procedures for union organization. If more of our workforce were to become unionized, it could affect our operating expenses. Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

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

Our operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe, including Romania and Serbia, and Indonesia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euro (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this document). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, we are particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. We do not hedge the U.S. dollar translation exposure. The translation risk resulting from the substantial portion of U.S. operations is managed by striving to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in U.S. dollars using foreign exchange forward contracts and currency swaps.

Remaining intra-Group cross-currency transaction risks which are not naturally offset concern primarily dividend payments by the U.S. subsidiary and cross-currency lending, which in accordance with IFRS survive the consolidation process. When appropriate, we enter into agreements to hedge against the variation in the U.S. dollars in relation to dividend payments between the declaration by the U.S. operating companies and payment dates. Intra-Group cross-currency loans not naturally offset are generally fully hedged through the use of foreign exchange forward contracts or currency swaps. After cross-currency swaps, 65% of net financial debt is denominated in U.S. dollar while 62% of net cash provided by operating activities were generated in U.S. dollars.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our 2012 net profit would have increased/decreased by €2 million (2011 €2 million and 2010 €3 million). For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

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

On May 4, 2011, Food Lion re-launched approximately 170 stores in the Raleigh, North Carolina market (Phase One). In addition to price, we took action to strengthen other attributes of our Food Lion brand in those markets, focusing on the quality of the assortment, the ease and convenience of the shopping experience as well as making additional price investments. In 2012, the brand repositioning has been implemented in several additional markets as part of Phase 2 and Phase 3 and at the end of 2012 the brand repositioning had been implemented in 704 Food Lion stores. As part of Phase 4 we will reposition 180 stores in the Washington DC/Baltimore market in the second quarter of 2013. While these initiatives have resulted in increased revenues, there can be no assurance that they will continue to be successful and that we will achieve the expected results.

We may not achieve the annual positive impact on operating profit that we expect will result from our closure of underperforming stores that we completed in the first quarter of 2012 and 2013.

In January 2012, we announced the decision to close 146 stores across our network in the U.S. and Southeastern Europe and the planned conversion of 64 Bloom and Bottom Dollar Food stores to Food Lion in the U.S. This included the closure of 113 underperforming Food Lion stores, most of which were in markets with the lowest store density, and one distribution center, as well as converting 42 Bloom stores to Food Lion, the closure of the remaining 7 Bloom stores and the retirement of the Bloom brand. In addition, it included the conversion or closure of the Bottom Dollar Food brand stores in North Carolina, Virginia and Maryland. This resulted in the conversion of 22 Bottom Dollar Food stores to Food Lion and the closing of 6 stores in these markets. Finally, the announcement included the decision to close 20 underperforming stores in Southeastern Europe. These included small convenience stores, supermarkets and hypermarkets in Serbia, Bulgaria and Bosnia and Herzegovina.

In January 2013, we announced the decision to close 52 stores, consisting of 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, we recorded an impairment charge of €49 million in the fourth quarter of 2012. In the first quarter of 2013, earnings were impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations. In addition, we recorded charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of support services senior management and employees in the U.S. While we expect this portfolio optimization will have an annual positive impact on operating profit once the conversions and closings are complete, there can be no assurance an annual positive impact will be achieved.

We may be unsuccessful in managing the growth of our business or the integration of acquisitions we have made.

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and opening new stores (e.g. the expansion of our Bottom Dollar Food operations into the greater Philadelphia and Pittsburgh areas, and into the Youngstown, Ohio area). We also occasionally consider opportunities to expand into new regions (e.g. our 2011 acquisition of Delta Maxi, which at acquisition date, operated 485 stores and 7 distribution centers in five countries in Southeastern Europe-Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania).

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

There can be no assurance that we will be able to execute successfully our acquisition and integration strategy or store openings. In addition, while our acquisition of Delta Maxi and the recent expansion of our Bottom Dollar Food operations into the greater Philadelphia, Pennsylvania area, the Pittsburgh, Pennsylvania area and the Youngstown, Ohio area has been implemented, there can be no assurance that those businesses will be successful, and the failure of any acquisitions or expansions to be successful may have a material adverse effect on our business, financial condition and results of operations.

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

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, or other severe weather, whether as a result of climate change or otherwise, or geopolitical events, such as civil unrest in a country in which we operate or in which our suppliers are located, and attacks disrupting transportation systems, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the temporary closure of one or more stores or distribution centers, the temporary lack of an adequate work force in a market, the temporary decrease in customers in an affected area, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores within a country in which we are operating and the temporary reduction in the availability of products in our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

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

Many of the functions of our operations are dependent on IT systems developed and maintained by internal experts or third parties. The failure of any of these IT systems may cause disruptions in our operations, adversely affecting our sales and profitability. We have disaster recovery plans in place to reduce the negative impact of such IT systems failures on our operations, but there is no assurance that these disaster recovery plans will be completely effective in doing so. If third parties or our employees are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, identity theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation of our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-names.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion, several of which already have been dismissed or resolved without any monetary payments by us. While we intend to continue to defend the remaining legal actions and claims vigorously, we cannot predict the outcome of all legal actions and claims.

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

In addition, we are subject to legislation in many of the jurisdictions in which we operate relating to unfair competitive practices and similar behavior. We have been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require us to devote significant management resources to defending ourselves against such allegations. In the event that such allegations are proven, we may be subject to significant fines, damages awards and other expenses, and our reputation may be harmed.

In April 2007, representatives of the Belgian Competition Council visited our Procurement Department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a local investigation affecting several companies active in Belgium in the supply and retail of health and beauty products and other household goods. On October 1, 2012, the Auditor to the Belgian Competition Council issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, on an alleged coordination of price increases on the concerned market from 2002 to 2007. As a next step, the Belgian Competition Council will hear the parties and establish a calendar for the exchange of arguments where we intend to vigorously defend ourselves. The investigation report does not contain sufficient information, and there is no similar case precedent, that would allow estimating a possible financial impact that could result from any future decision of the Belgian Competition Council. According to Belgian legislation, compensation payments are calculated on the turnover of the last year of the alleged infringement and capped at 10% of the Belgian annual revenues of the year preceding the decision of the Competition Council. Such compensation payments, if any, will therefore be capped at 10% of the Belgian annual revenues of 2012 or 2013, depending on the timing of the decision. A decision by the Council is not expected before the end of 2013 and, under the current legislation, the parties involved have the right to appeal in court. Consequently, we currently do not have sufficient information available to make a reliable estimate of any financial impact or the timing thereof.

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

Self-insurance reserves of €142 million are included as liabilities on the balance sheet as of December 31, 2012. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this document.

Increasing costs associated with our defined benefit pension plans may adversely affect our results of operations, financial position or liquidity.

Most of our operating companies have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which we and / or the employee pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of services, compensation and / or guaranteed returns on contributions made.

We have defined benefit plans at several of our entities and a total of approximately 30% of our employees were covered by defined benefit plans at the end of 2012. Assumptions related to future costs, return on investments, interest rates and other actuarial assumptions have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates and any changes in governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2012, we recognized a net liability of €129 million. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this document.

We may not achieve all cost savings anticipated through our internal restructuring and brand repositioning work, which may reduce, delay or otherwise hinder our ability to implement our “New Game Plan” strategy involving our operating companies’ fine-tuning their pricing strategies to achieve local value leadership and accelerated growth.

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners. In this new structure, the U.S. banner organizations can benefit from common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of the common support services is to create greater efficiencies and scale, and the elimination of redundancies, as well as to become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring is designed to simplify our legal, accounting and tax compliance requirements. We anticipate that cost savings achieved through our U.S. support services restructuring will help fund our New Game Plan strategy. Also, since October 2012, we have made management changes at Delhaize America aimed at operating more effectively and efficiently going forward. We plan to re-invest any realized cost savings and any future cost savings in order to accelerate our revenue growth in line with the New Game Plan. Additionally, a significant component of our New Game Plan involves, among other things, our operating companies’ fine-tuning their pricing strategies to achieve local value leadership. Our New Game Plan is intended to accelerate our growth. Our brand repositioning work is discussed above, under “We may not be able to successfully complete renovation, conversion and brand repositioning plans.” However, we cannot provide assurance that we will achieve all cost savings anticipated through our internal restructuring, management changes at Delhaize America, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan.

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

Except under limited circumstances, only our Board of Directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the ordinary shares of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary general meeting of shareholders. One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the shareholders’ meeting and table resolution proposals for items included on the agenda of the shareholders’ meeting. As a result, the ability of holders of our ADRs or ordinary shares to participate in and influence the governance of Delhaize Group is limited.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in Belgium currently prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections.

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

INTRODUCTION

The commercial name of our company is Delhaize Group. The legal names of our company are in French “Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)”, in Dutch “Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Groep)” and in English “Delhaize Brothers and Co. “The Lion” (Delhaize Group)”, in abridged in French “Groupe Delhaize”, in Dutch “Delhaize Groep” and in English “Delhaize Group”, the company being allowed to use any of its full legal corporate names or any of its abridged legal corporate names. Delhaize Group is a limited liability company incorporated and domiciled in Belgium. Our principal executive offices are located at Square Marie Curie 40, 1070 Brussels, Belgium. Our telephone number at that location is +32 2 412 22 11. Our Internet address is www.delhaizegroup.com. The information on our website is not a part of this document.

We are a food retailer headquartered in Belgium with operations in ten countries on three continents — North America, Europe and Asia. At December 31, 2012, our sales network (which includes company-operated, affiliated and franchised stores) consisted of 3,451 stores, and we employed approximately 158,000 people. In 2012, we recorded revenues of €22.7 billion and Group share in net profit of €105 million.

Our primary store format consists of retail food supermarkets. Our sales network also includes other store formats such as proximity stores and specialty stores. In total, approximately 96% of our sales network is engaged in food retailing. In addition to food retailing, we engage in food wholesaling and non-food retailing of products such as pet products and prescription drugs.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 36 to the consolidated financial statements included in this annual report on Form 20-F.

The following table sets forth, at the dates indicated, our sales network in the United States, Belgium, Southeastern Europe and Asia:

Sales Network (number of stores)

	At December 31,
	2012	2011	2010
United States	1,553	1,650	1,627
Belgium (1)	840	821	805
Greece	268	251	223
Romania	193	105	72
Serbia	363	366	—
Bulgaria	43	42	—
Bosnia and Herzegovina	41	44	—
Albania (2)	23	18	—
Montenegro	24	22	—
Indonesia	103	89	73
Total	3,451	3,408	2,800

(1)	Includes 38 stores in the Grand Duchy of Luxembourg.
(2)	Divested in February 2013.

Revenues (in millions of €)

	At December 31,
	2012	2011	2010
United States	14,632	13,815	14,187
Belgium	4,922	4,845	4,800
SEE & Asia (1)	3,183	2,450	1,863
Total	22,737	21,110	20,850

(1)

The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina and Montenegro) since August 1, 2011, Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia). 2011 figures have been adjusted as Albanian operations are now included in discontinued operations.

In 2012, operations in the United States accounted for 64.4% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 21.6% of revenues. Operations in Southeastern Europe and Asia accounted for 14.0% of revenues.

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

The 1990s were a period of international expansion outside of Belgium and the United States for our company. The following subsidiaries were integrated into our company in the following countries during this time: Delvita – Czech Republic (1991), Alfa Beta – Greece (1992), PG – France (1994), Food Lion Thailand – Thailand (1997), Super Indo – Indonesia (1997), Delvita – Slovakia (1998), Shop N Save – Singapore (1999), Mega Image – Romania (2000) and Delhaize Deutschland – Germany (2003). Since then, some of these businesses have been divested to focus our resources on better investment opportunities or because the activity had become non-strategic: PG – France (2000), Shop N Save – Singapore (2003), Food Lion Thailand – Thailand (2004), Delvita – Slovakia (2005), Delvita – Czech Republic (2007) and Delhaize Deutschland – Germany (2009).

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

During 2012, 2011 and 2010, we also acquired several individual stores in various parts of the world.

On January 17, 2013, we announced the closing of 52 stores, consisting of 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. In February 2013, we completed the sale of our Albanian operations.

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

•

Experienced management team. Our executive officers have an average of 15 years of experience in the food retailing industry. In addition, many of our company’s senior operating managers have spent much of their careers in their respective local markets.

•

Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. In 2013 our capital expenditures should amount to €650 million (based on the average exchange rate in 2012 of €1= $1.2848). These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

•

Distribution capacity and efficiency. We currently operate 33 distribution centers. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•

Loyalty card programs. Transactions using the loyalty card program accounted for 81%, 75% and 83% of revenues at Delhaize Belgium, Alfa Beta and Food Lion respectively, during 2012. Customers utilize our loyalty cards for buying incentives and discounts on select purchases.

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

•

Operate as a global group. We are organized into different geographic regions that engage in global and regional purchasing, share retail knowledge and implement best practices. We have regional and company-wide coordination groups focusing on procurement, equipment purchasing, information technology, food safety, talent development, communication, risk management and legal.

Our Strategy

Delhaize Group achieves its success through the combination of a local go-to-market strategy, regional leadership, the Group’s knowledge and expertise and a firm commitment to stay focused on the long-term while addressing short-term challenges. Our operating companies all rally around the same vision and group values that are the basis of everything we do. Our values are determination, integrity, courage, humility, and humor. Our goal is to achieve value leadership in all of our markets leading to superior top-line and operating profit growth and make Delhaize Group an effective acquirer. The sustainability of our business is based on a clear strategy, called our “New Game Plan”, of generating profitable revenue growth, pursuing best-in-class execution and operating as a responsible citizen.

•

Generate profitable revenue growth. Concept differentiation, competitive prices and leading local market positions are key elements of our strategy to generate profitable revenue growth. Attractive assortments in convenient locations lead to superior customer experiences. In 2011, we began repositioning Food Lion, the biggest brand in the Delhaize Group portfolio. The brand repositioning focuses on several elements of the Food Lion brand which can be summarized as price, assortment, and shopping experience. By the end of 2012, 704 stores had benefited from the brand repositioning. As part of Phase 4 we will reposition 180 stores in the Washington DC/Baltimore market in the second quarter of 2013.

•

Pursue best-in-class execution. Retail is all about detail. The enormous volumes we move every day from supplier to customer pose a formidable challenge to planning and execution. We continually invest in the development of customer tools, supply chain technology, logistics and IT systems. Executional excellence strongly depends on our employees’ positive engagement and on synergies we realize with our vendors. Pursuing best-in-class execution with a strong focus on cost management enables us to fund sales building initiatives that respond to our customers’ high expectations while driving profitable growth. In 2010, major steps in this area were taken with the process to set up one common procurement organization, one supply chain organization and one platform for common back office services, supporting all our U.S. operations.

•

Operate as a responsible corporate citizen. The combination of sustainable growth and operating as a best-in-class corporate citizen has always been an essential part of how we do business. Sustainability is fully integrated into our day-to-day operations. However, we recognize we can improve, for the benefit of our millions of customers, our approximately 158,000 employees and the planet. The last separate report on Corporate Responsibility was issued in June 2012.

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, based on the location of customers and stores, which matches the way we manage our operations. In 2012, reportable segments include the United States, Belgium (including Belgium and the Grand Duchy of Luxembourg) and Southeastern Europe and Asia, which includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania, which was sold in February 2013), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

As of December 31, 2012, we operated the following banners:

United States	Belgium (1)	Southeastern Europe & Asia
• Food Lion	• Delhaize “Le Lion”/Delhaize “De Leeuw” Supermarket	• Alfa Beta
• Hannaford	• AD Delhaize	• ENA
• Sweetbay Supermarket	• Delhaize City	• AB Shop & Go
• Bottom Dollar Food	• Proxy Delhaize	• AB City
• Harveys	• Shop ‘n Go	• AB Food Market
• Reid’s	• Tom & Co • Red Market	• Mega Image • Mega Image Shop & Go • Super Indo • Maxi • Mini Maxi • Euromax • Tempo • Tempo Express • Picadilly • Picadilly Express

(1)	Including 38 stores in the Grand Duchy of Luxembourg.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bottom Dollar Food, Reid’s and Harveys.

In 2012, we had revenues of €14.6 billion ($18.8 billion) in the United States, representing 64.4% of the total Group revenues. At the end of 2012, we employed approximately 105,000 people in the United States.

Food Lion stores are located in 10 different states in the Southeast of the United States. Hannaford and Sweetbay are located respectively throughout New England and Florida. Harveys is located primarily in Georgia and Florida. Bottom Dollar Food stores can be found in the Philadelphia and Pittsburgh markets.

Sales network. The growth of our U.S. sales network has historically been based on store openings, complemented by selective acquisitions. In January 2012, we announced the closing of 126 underperforming stores in the United States. In addition, in 2012 we opened 29 new stores in the United States and converted 53 stores. This resulted in a net decrease of 97 stores. As a result, as of December 31, 2012, we operated 1,553 supermarkets in 18 states in the eastern United States.

State	Food Lion(1)	Harveys	Bottom Dollar Food	Hannaford	Sweetbay	TOTAL
Delaware	23					23
Florida		8			105	113
Georgia	27	64				91
Kentucky	3					3
Maine				56		56
Maryland	79					79
Massachusetts				26		26
New Hampshire				33		33
New Jersey			11			11
New York				49		49
North Carolina	507					507
Ohio			3			3
Pennsylvania	8		42			50
South Carolina	129	1				130
Tennessee	32					32
Vermont				17		17
Virginia	312					312
West Virginia	18					18
TOTAL	1,138	73	56	181	105	1,553
Number of states	10	3	3	5	1	18

(1)	Includes 11 Reid’s stores.

Banner	Store Sizes ft2
Food Lion, Harvey’s, Reid’s	25,000 – 45,000
Bottom Dollar Food	18,000 – 20,000
Hannaford	25,000 – 55,000
Sweetbay Supermarket	25,000 – 50,000

On May 4, 2011, Food Lion re-launched approximately 170 stores in the Raleigh, North Carolina market (Phase One). In addition to price, we took action to strengthen other attributes of our Food Lion brand in that market, focusing on the quality of the assortment, the ease and convenience of the shopping experience as well as making additional price investments. In 2012, the brand repositioning was implemented in several additional markets as part of Phase 2 and Phase 3 and by the end of 2012 the brand repositioning had been implemented in 704 Food Lion stores. As part of Phase 4 we will reposition 180 stores in the Washington DC/Baltimore market in the second quarter of 2013.

In late 2010, the low-cost grocery store Bottom Dollar Food entered into the greater Philadelphia, Pennsylvania area, a new market for the Group. In early 2012, Bottom Dollar Food entered a second market, Pittsburgh.

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

On January 17, 2013, we announced the closing of 34 underperforming Sweetbay stores in Florida, 8 Food Lion stores and 3 Bottom Dollar Food stores.

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

The major competitors of Food Lion are Wal-Mart, Kroger, Harris Teeter, Bi-Lo, Lowes Food and Save-A-Lot. The major competitors of Hannaford are Supervalu (Shaws), Price Chopper, Wal-Mart, DeMoulas (Market Basket), Royal Ahold (Stop & Shop) and ShopRite. The major competitors of Sweetbay are Publix, Winn-Dixie and Wal-Mart.

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

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private brands. Food Lion and Harvey’s offer between 15,000 and 20,000 stock-keeping units (“SKUs”) in their supermarkets, Bottom Dollar Food between 6,000 and 8,000 SKUs, Sweetbay between 28,000 and 42,000 SKUs and Hannaford between 25,000 and 46,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. Hannaford, Food Lion and Sweetbay feature a strong organic and natural food department, Nature’s Place, in their stores. In Florida, our Sweetbay Supermarket concept strongly focuses on fresh products and specialty foods.

Private brand products. Each of our principal U.S. banners offers their own line of private brand products. The Food Lion, Hannaford and Sweetbay private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brands, reducing the cost of goods sold for private brands and strengthening the margins for these products. Revenues from private brand products represented 26.1%, 28.7% and 24.8% of Food Lion’s, Hannaford’s and Sweetbay respective revenues in fiscal year 2012. As of December 31, 2012, Food Lion carried almost 7,700 private brand SKUs, Hannaford approximately 7,200 private brand SKUs and Sweetbay offered more than 5,800 SKUs under its private brand program. We have a common three-tier private brand program in our U.S. operations, including a premium brand, a house brand and a value line as well as category-specific private brand lines for organic products, general merchandise and prepared meals. In the second quarter of 2011, we introduced My Essentials, a new value line of private brands that replaced the Smart Option assortment.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 83% of revenues at Food Lion in 2012.

Pharmacies. As of December 31, 2012, there were 147 pharmacies in Hannaford stores, 78 in Sweetbay stores, 38 in Food Lion stores and 27 in Harveys stores.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales with 25.4% in 2012 – source: AC Nielsen), providing our customers with quality products and services at competitive prices. In 2012, we had revenues of €4.9 billion in Belgium and the Grand Duchy of Luxembourg, representing 21.6% of the total Group revenues. At the end of 2012, we employed approximately 16,400 people in Belgium and the Grand Duchy of Luxembourg.

Sales network. In Belgium and the Grand Duchy of Luxembourg our sales network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores with a Delhaize banner that are operated by independent third parties to whom we sell our products at wholesale prices). As of December 31, 2012, our sales network increase by 19 stores since 2011 to 840 stores and consisted of 802 stores in Belgium and 38 stores in the Grand Duchy of Luxembourg.

The network included 378 supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw”, AD Delhaize and Red Market banners, 326 proximity stores under the Proxy Delhaize, Delhaize City and Shop ‘n Go banners, and 136 specialty stores operated under the Tom & Co banner. We are also active in E-commerce.

Supermarkets. At the end of 2012, there were 146 company-operated supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw” banner and 223 affiliated supermarkets under the AD Delhaize banner in Belgium and the Grand Duchy of Luxembourg. 30 company-operated supermarkets were remodeled in 2012. The Delhaize “Le Lion”/Delhaize “De Leeuw” supermarkets have an average size of 1,900 square meters and offer around 17,000 SKUs, depending on their size. The AD Delhaize supermarkets have an average size of 1,125 square meters and offer approximately 12,000 SKUs.

At the end of 2012, Delhaize Group operated nine Red Market stores in Belgium. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 5,700 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned.

Proximity stores. At the end of 2012, our network of smaller conveniently located stores in Belgium and the Grand Duchy of Luxembourg consisted of 326 stores under Proxy Delhaize (208 stores), Shop ‘n Go (100 stores) and Delhaize City (18 stores) banners. The Delhaize City stores are company-operated proximity stores targeting primarily urban customers. In 2012 we announced the planned conversion of our 15 Delhaize City stores located in Belgium to the banner Proxy Delhaize, while the remaining 3 stores located in the Grand Duchy of Luxembourg will continue to operate under the Delhaize City banner. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters and offer approximately 6,500 SKUs. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

Specialty stores. Tom & Co is a specialty chain focusing on food, care products, care services and accessories for pets. At the end of 2012, the large majority of the 136 Tom & Co stores were operated under franchise agreements with independent operators.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet, telephone or fax. In 2009, Delhaize Belgium launched Delhaize Direct, allowing customers to order their groceries through the Internet and pick them up at their local store. By the end of 2012, 112 stores were equipped with Delhaize Direct. In addition, customers can order wine on the dedicated website Delhaize Wineworld that offers a selection of 1,300 different wines from all over the world. After completing the ordering process, the wines are delivered to the customer at home.

Competition and regulation. The Belgian food retail market is competitive and characterized by a large presence of international retailers: Carrefour (France), Albert Heijn (Ahold – The Netherlands), Louis Delhaize-Cora (France), Aldi (Germany), Makro-Metro (Germany), Lidl (Germany) and Intermarché (France). In addition, we face competition from national retailers in Belgium, such as Colruyt and Mestdagh.

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

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 6,000 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2012, private brand sales under our brand accounted for approximately 56% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2012, the “365” offering included approximately 580 SKUs in Belgium and accounted for approximately 5% of revenues. Other private brands include “Care” (general merchandise and health and beauty products), Delhaize “Kids” and Delhaize “Baby.”

Loyalty Card. Our stores in Belgium use a loyalty card known as the Plus card, which was used by customers for approximately 81% of total sales in Delhaize “Le Lion” supermarkets in 2012. The Plus card also provides benefits for shoppers at our other stores in Belgium. We have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Southeastern Europe & Asia

Overview. In 2012, the Southeastern Europe and Asia segment (including Alfa Beta in Greece, Mega Image in Romania, 51% of Super Indo in Indonesia, and since August 1, 2011 Maxi in Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania, the last of which was sold in February 2013) recorded revenues of €3.2 billion and represented 14.0% of the total Group revenues.

Sales network. At year-end, the Southeastern Europe and Asia sales network included 1,058 stores, 121 more than at the end of 2011.

Greece. As of December 31, 2012, Alfa Beta had 268 stores, of which 162 company-operated supermarkets under the Alfa Beta banner, 42 company-operated AB City stores, 12 company-operated cash & carry stores under the ENA banner, and 52 affiliated stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2012, Alfa Beta employed approximately 10,600 people.

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

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our company, Lidl (Germany) and Makro (Germany) are the only foreign food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Marinopoulos and Massoutis. Alfa Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited, except in select designated tourist zones.

Romania. We own 100% of Mega Image since 2004. As of December 31, 2012, Mega Image operated 193 supermarkets in Romania and employed approximately 5,700 people. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2012, Mega Image accelerated its expansion with the opening of 89 stores. Mega Image stores all offer the private brand ranges “365”, “Care” and the house brands available at Delhaize Belgium and Alfa Beta.

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores at that time. We were jointly operating 103 stores as of December 31, 2012, employing almost 5,500 employees. We own 51% of Super Indo. The remaining 49% is owned by the Indonesian Salim Group.

Serbia, Bulgaria, Bosnia and Herzegovin, Montenegro and Albania. On July 27, 2011, we acquired 100% of Delta Maxi, a Serbian food retailer present in five Balkan countries. At year-end 2012, we operated 363 stores in Serbia, 41 in Bosnia and Herzegovina, 43 in Bulgaria, 24 in Montenegro, and 23 stores in Albania. The 23 stores in Albania were sold in February 2013. We had approximately 11,000 employees in Serbia, 2,000 in Bulgaria, 1,000 in Bosnia and Herzegovina, 700 in Montenegro and 500 in Albania.

DESCRIPTION OF PROPERTY

Store Ownership of Sales Network (as of December 31, 2012)

	Owned	Finance Leases	Operating Leases	Other (1)	Total
United States	229	593	731	—	1,553
Belgium	153	32	208	447	840
Southeastern Europe & Asia	318	—	694	46	1,058
Total	700	625	1,633	493	3,451

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.

The majority of our company-operated stores are leased, with lease terms (including reasonably certain renewal options) generally ranging from 1 to 45 years and with renewal options ranging from 3 to 30 years. At the end of 2012, we operated 11 warehousing and distribution facilities (totaling approximately 938,000 square meters or approximately 10.1 million square feet) in the United States. We also own and operate most of our U.S. transportation fleet. In Belgium, as of December 31, 2012, we owned 153 of our stores (or 18.2% of our total Belgian sales network). At December 31, 2012, we owned 318 stores, leased 740 stores and operated 12 distribution centers in our Southeastern Europe and Asia segment.

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2012, 2011 and 2010, included under Item 18 in this document. The consolidated financial statements referred to, were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so-called “carve-out”). We are not affected by the carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and the pronouncements adopted by the EU, as of December 31, 2012. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective, which are included under Item 18 in this document.

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

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar year basis. The fiscal year for our wholly-owned U.S. subsidiaries ends on the Saturday nearest to December 31. Our consolidated results for 2012, 2011, and 2010 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Our financial information includes all of the assets, liabilities, sales and expenses of all fully consolidated subsidiaries, i.e., those over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are an international food retailer committed to growing by offering a locally differentiated shopping experience to our customers. This is accomplished through strong local companies benefiting from and contributing to our Group’s strength, expertise and successful practices.

In 2012, almost 90 percent of our consolidated revenues were generated through the operation of retail food supermarkets in the United States, Europe and Indonesia. We also sell consumer products at wholesale, mainly to franchised and affiliated stores. Our profits are generated by selling products at prices that produce revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses.

Our financial results are influenced by various factors such as, but not limited to, cost of goods, inflation, deflation, currency exchange fluctuations, fuel prices, consumer preferences, general economic conditions and weather patterns. In addition, we also compete with numerous companies to attract and retain quality employees, as well as for prime retail site locations.

Operations

At the end of 2012, our store network totaled 3,451 stores. Our sales network consists primarily of retail food supermarkets, and also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food products to commercial customers. Approximately 80% of our stores are company-operated and 20% are operated as affiliated or franchised stores.

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

In 2012, our operations were comprised of three reportable segments:

•

United States: Our U.S. business is the largest segment, accounting for 64% of our 2012 revenues. At the end of 2012, we operated 1,553 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay Supermarket, Bottom Dollar Food, Harveys and Reid’s.

•

Belgium: Belgium is our historical home market. At the end of 2012, our Delhaize Belgium sales network (including Grand Duchy of Luxembourg) consisted of 840 stores operating under different banners. The segment accounted for 22% of revenues for the year ended December 31, 2012.

•

Southeastern Europe and Asia: This segment comprises our operations in all other countries: Greece, Romania, Serbia, Bulgaria, Albania, Bosnia and Herzegovina, Montenegro and Indonesia. At the end of 2012, we operated 1,058 stores throughout the segment, representing 14% of our revenues. In February 2013, we sold our Albanian operations (23 stores).

2012 Financial Result

In 2012, we had:

•

Revenues of €22.7 billion, an increase of 7.7% compared to 2011, driven by the strengthening of the U.S. dollar against the euro by 8.3% compared to 2011 and the acquisition of Delta Maxi in July 2011, which was partly offset by the closing of 126 stores in the U.S. in the first quarter of 2012;

•

Other operating expenses totaling €428 million in 2012 compared to €169 million in 2011, due to €125 million store closing expenses primarily resulting from the portfolio optimization announced in January 2012 and €272 million impairment charges mainly related to Maxi and, to a lesser extent, to Sweetbay store closures, which occurred at the beginning of 2013;

•	Operating margin of 1.7%, compared to an operating margin of 3.9% in 2011;

•

Net financial expenses of €241 million, being €61 million higher than 2011, mainly due to the premiums paid as part of the debt refinancing and to the additional debt to partially finance the Maxi acquisition;

•

A decrease of the effective tax rate from 24.6% in 2011 to 15.8% in 2012, primarily due to the resolution of several tax matters in the U.S., partially compensated by non-deductible goodwill impairment charges;

•	A Group share in net profit of €105 million, representing a decrease of 77.8% compared with 2011.

During the first half of 2012, we completed the purchase price allocation process of the Delta Maxi acquisition and the initial goodwill of €467 million was increased to €507 million, with the 2011 consolidated financial statements being revised accordingly. Additional information can be found in Note 4.1 of our consolidated financial statements, included under Item 18 in this document.

During 2012, we issued $300 million senior notes with an annual interest rate of 4.125% due 2019 and €400 million senior fixed rate bonds due 2020 with an annual coupon of 3.125%. The proceeds of these issuances were primarily used to fund the following tender offers: (i) €285 million of the €500 million 5.625% senior notes due 2014 and (ii) $201 million of our outstanding $300 million 5.875% senior notes due 2014. In January 2013, we redeemed the remaining $99 million of the latter senior notes. Additional information on these debt transactions and related derivatives as well as the accounting treatment can be found in Notes 18.1 and 19 of our consolidated financial statements, included under Item 18 in this document.

CRITICAL ACCOUNTING ESTIMATES

We have selected accounting policies that we believe provide an accurate, true and fair view of our consolidated financial condition and results of operations. Those accounting policies are applied in a consistent manner, unless stated otherwise, which is mainly a result of the application of new accounting pronouncements. Details on changes in accounting policies are provided in Note 2.2 to the consolidated financial statements. For a summary of all of our significant accounting policies, please see Note 2.3 to the consolidated financial statements. These consolidated financial statements are included under Item 18 in this document.

The preparation of the consolidated financial statements in conformity with IFRS, as issued by the IASB, requires that we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions, although based on historical and other factors that we believe to be reasonable under the circumstances, inherently contain some degree of uncertainty. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist us in our evaluation, with the final decision remaining with us. By definition, actual results may and will often differ from these estimates under different assumptions and conditions. In the past, our estimates generally have not deviated materially from actual results.

We believe the following accounting estimates and assumptions are critical because they involve the most significant judgments and estimates used in the preparation of our consolidated financial statements and the impact of the estimates and assumptions on financial condition or operating performance might be material.

Asset Impairment (excluding goodwill)

As explained in our description of accounting policies, we test assets with finite useful lives or groups of assets for which identifiable cash flows are independent of other groups of assets and liabilities (so-called “cash generating units”) for impairment whenever events or circumstances indicate that impairment may exist. Due to the importance to our business, we particularly monitor the carrying value of our retail stores, each representing for this purpose a cash generating unit, for potential impairment, which we discuss further below.

An impairment loss is recorded for stores for which the recoverable value (the higher of value in use, calculated on the basis of projected discounted cash flows, or fair value less costs to sell) is less than its carrying amount, in which case the carrying amount of the store is written down to its recoverable amount. Only if events or circumstances indicate that impairment no longer exists, the impairment loss is reversed.

Testing retail stores for impairment is significantly impacted by estimates of future operating cash flows, discount rates and estimates of fair values. Future operating cash flows are estimated using our past experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair values based on our experience and knowledge of the real estate markets where our stores are located and sometimes use independent third-party appraisers to help estimate the fair values of the stores.

We believe the assumptions we use are reasonable, however, as indicated above, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows will have a potential impact on the determination of the recoverable amount and the resulting impairment losses, if any. For example, a 200 basis point increase in the sales growth assumption used in the cash flow projections would not have resulted in fewer stores being identified for impairment, but would have decreased the impairment losses recognized by €1 million. On the other hand, a 200 basis point decrease in the sales growth assumption used in the cash flow projections would not have resulted in additional stores being identified for impairment, and the impairment losses of the year would have increased by an insignificant amount.

Goodwill and Intangible Assets Impairment

In accordance with our accounting policies, we conduct an annual impairment assessment for goodwill and intangible assets with indefinite useful lives in the fourth quarter of each year and, in addition, whenever events or circumstances indicate that impairment may have occurred.

The impairment calculation for goodwill involves comparing the recoverable amount of the cash generating unit (“CGU”) that is benefiting from the synergies of the underlying business combination, with its carrying amount which includes goodwill allocated to that CGU. The recoverable amount of the cash generating unit is determined based on the higher of the value in use (“VIU”) and the fair value less cost to sell (“FVLCTS”) calculations. Both the VIU and the FVLCT calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond that period are extrapolated using estimated growth rates. Earning multiples paid for similar companies in the market have been used to ensure appropriateness of the FVLCTS estimates and overall consistency. The assumptions applied for our most significant CGUs are described in Note 6 to our consolidated financial statements, included under Item 18 to this document. An impairment loss is recorded if the carrying value exceeds the recoverable amount. Goodwill impairments are never reversed.

Goodwill relating to our U.S., Belgian, Greek and Romanian operations was tested estimating the VIU. Considering the expected growth of the relatively young operations in the Maxi countries (Serbia, Bosnia & Herzegovina, Bulgaria and Montenegro) the recoverable amount of these operations was estimated based on FVLCTS.

The evaluation of goodwill for impairment testing requires management to use significant judgments and estimates regarding most importantly, but not limited to, projected future cash flows, growth rates and discount rates. We believe the assumptions used are reasonable. However, changes in economic conditions and operating performance can impact the assumptions used in projecting future operating cash flows and the selection of an appropriate discount rate, which can potentially impact the determination of the recoverable amount and the resulting impairment losses, if any.

The assumptions employed to estimate the VIU represent our best estimates of future developments and we are of the opinion that no reasonably possible change in any of the key assumptions mentioned would cause the carrying value of the significant cash generating units of the U.S., Belgium, Greece and Romania to exceed their recoverable amounts. For information purposes only, an increase of 100 basis points in the discount rate applied and a simultaneous reduction of the terminal growth rate by 50 basis points would have decreased the total value in use by €2.5 billion in 2012 and would not have resulted in the carrying amounts of the significant CGUs exceeding their recoverable amounts.

We impaired 100% of the goodwill recognized in connection with Albania, Bulgaria, Bosnia & Herzegovina and Montenegro and recognized an impairment loss of €85 million with respect to the Serbian goodwill. We estimated that an increase of 100 basis points in the discount rate applied and a simultaneous reduction of 50 basis points in the terminal growth rate used to estimate the FVLCTS for Serbia would have decreased the recoverable amount of the Serbian goodwill by an additional €84 million.

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

Income Taxes

Current and deferred income tax needs to be determined for each of the jurisdictions in which we operate. Management judgment is required for the calculation of current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable (receivable) for prior periods. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax is calculated, considering (i) the tax rates that are expected to apply in the period when the liability is settled or the asset is realized and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective jurisdiction, taking into account any legal restrictions on the utilization of the asset. Various factors are used to assess the probability of the future utilization of deferred tax assets, including, but not limited to, past operating results, and future operational plans. The financial position, net income or cash flows may be impacted if the actual results differ from these estimates or if these estimates must be adjusted in future periods. In the event that the assessment of future utilization of deferred tax assets changes, the impact on recognized deferred tax assets will be recognized in profit or loss or directly in equity.

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

Self Insurance

As explained in Note 20.2 to our consolidated financial statements, included under Item 18 of this document, in the United States we are self-insured for workers compensation, general liability, vehicle accident and pharmacy claims up to a certain retention and we hold excess insurance contracts with external insurers for any costs in excess of these retentions.

Our self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported (“IBNR”). The significant assumptions used in the development of the actuarial estimates are based upon our historical claims data, including the average monthly claims and the average duration between incurrence and payment.

In addition, our property insurance in the United States includes self-insured retentions per occurrence of $15 million for named windstorms, $5 million for Zone A flood losses and $2.5 million for all other losses.

We are also self-insured in the United States for health care which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for IBNR claims is estimated quarterly by management based on available information and considers an annual actuarial evaluation based on historical claims experience, claims processing procedures and medical cost trends.

Actuarial estimates are subject to a high degree of uncertainty due to, among other things, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. We believe that the actuarial estimates are reasonable and represent our best estimate of the total exposure. However, it is in the nature of such estimates that significant differences between actual and estimates could materially affect our self-insurance obligations. For example, a negative shift in the yield curve used to discount the provision by 100 basis points would increase the provision by approximately €5 million.

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

Closed Store Provisions

We regularly review the operational performance of our retail stores and make assessments of the future developments of these stores. In some cases, we decide to close stores, which results in a number of accounting activities in order to ensure that assets and liabilities resulting from these decisions are appropriately reflected in our financial statements. This involves testing assets for impairment, see above, but also the recognition of closed store and severance (“termination”) provisions.

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

Varying the discount rate applied by 200 basis points would have increased / decreased the expenses charged to profit or loss for 2012 store closing activities by €13 million and increased / decreased the total closed store provision by €9 million.

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

Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover. We regularly review the relevant significant assumptions and estimates and make adjustments as necessary. Although we believe the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on future cost of sales.

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

Defined Benefit Plans

Approximately 30% of our employees are covered by defined benefit plans, which typically define an amount of benefit that an employee will receive upon retirement, usually depending on factors such as age, years of service and similar criteria. Such plans are either funded or unfunded and our net liability (asset) recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, adjusted by any unrecognized past service cost and, in case of net asset, limited to the present value of the economic benefits available in the form of a refunds from the plan or reductions in future contributions to the plan.

Calculating the net pension liability (asset) involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future, as detailed in Note 21.1 to our consolidated financial statements, as included under Item 18 of this document. We review all significant assumptions periodically, which are based on observable market inputs and historical experience.

Differences between estimates and actual outcomes and changes in assumptions represent actuarial gains and losses, which are fully recognized in the period they occur in the statement of other comprehensive income, and impact immediately the net pension liability. However, such actuarial gains or losses do not have an immediate impact on our future contributions to the pension plan. In the event that changes in the key assumptions applied to estimate the annual pension costs are required, the future amounts of the pension benefit costs may be materially affected.

SELECTED RESULTS OF OPERATIONS

Overview

In December 2012, our Board of Directors approved the plan to sell Delhaize Albania SHPK and consequently we classified our Albanian retail operations as a disposal group held for sale. Simultaneously Delhaize Albania qualified as discontinued operations and the 2011 results and disclosure were represented to reflect the reclassification to discontinued operations.

During 2012, our revenues increased 7.7% compared to 2011, while in 2011, our revenues increased 1.2% compared 2010. In 2012, there was a positive translation effect in our sales as a result of the strengthening of the average rate of the U.S. dollar against the euro by 8.3% compared to 2011. 2011 was impacted by a negative translation effect in our sales as a result of the weakening of the U.S. dollar against the euro by 4.8% compared to 2010. This translation effect represents the impact of fluctuations in the exchange rates in the functional currencies of certain of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2012 revenue growth at identical exchange rates was calculated by converting 2012 revenues of our U.S., Romanian and Indonesian operations at the 2011 average exchange rates. For the activities we acquired in Southeastern Europe during 2011 (with floating currencies in Serbia and Albania), we used the average 2011 rates as from August 1, 2011 to calculate data at identical exchange rates.

We ended 2012 with a sales network of 3,451 stores, an increase of 43 stores compared to 2011. 2011 ended with a sales network of 3,408 stores, an increase of 608 stores compared to 2010.

Net profit attributable to equity holders of our company (our company share in net profit) for 2012 decreased by 77.8% compared with 2011. This decrease was mainly a result of a lower operating profit and higher net financial expenses, partly offset by lower income taxes. In 2011, net profit attributable to equity holders of our company decreased by 17.4% compared to 2010. This decrease was mainly a result of a lower operating profit partly offset by lower income taxes and lower net financial expenses.

	Year Ended December 31,
	2012	2011(1)	2010
	(in millions of euros)
Revenues	22,737	21,110	20,850
Gross profit(2)	5,567	5,361	5,353
Other operating income	122	118	85
Selling, general and administrative expenses	(4,871)	(4,497)	(4,394)
Other operating expenses	(428)	(169)	(20)
Operating profit	390	813	1,024
Net financial expenses(3)	(241)	(180)	(203)
Profit before taxes and discontinued operations	149	633	821
Income tax expense	(24)	(156)	(245)
Net profit from continuing operations	125	477	576
Result from discontinued operations (net of tax)	(22)	(2)	(1)
Group share in net profit	105	475	574

(1)	2011 was adjusted for the reclassification of the Albanian operations in discontinued operations.
(2)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(3)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2012		2011		2010
	€	%	€	%	€	%
	(in millions, except percentages)
United States	14,632	64.4	13,815	65.4	14,187	68.1
Belgium	4,922	21.6	4,845	23.0	4,800	23.0
Southeastern Europe and Asia	3,183	14.0	2,450	11.6	1,863	8.9
Total	22,737	100.0	21,110	100.0	20,850	100.0

Revenues increased 7.7% for 2012 compared to 2011, positively impacted by the strengthening of the U.S. dollar by 8.3% against the euro. Revenue growth was 2.9% at identical exchange rates. This growth was driven by a full year of operations of the acquired Maxi companies, a net increase in the sales network in our new markets and banners and a positive comparable store sales evolution of 0.6% in Belgium partly offset by the closure of 126 stores in the U.S. in the first quarter of 2012 and a negative comparable store sales evolution of -0.8% in the U.S. Comparable store sales are sales of the same stores, including relocations and expansions and adjusted for calendar effects.

In 2011, revenues increased by 1.2% compared to 2010, negatively impacted by the weakening of the U.S. dollar by 4.8% against the euro. Revenue growth was 4.6% at identical exchange rates. This growth was the result of the acquisition of Maxi (a total of 492 stores at year-end 2011), a net increase in the sales network in our other operations of 116 stores and a comparable store sales growth of 0.8% in the U.S., partially offset by a negative comparable store sales evolution of -0.6% in Belgium.

United States

During 2012, revenues increased by 5.9% compared to 2011. This increase was a result of the strengthening of the U.S. dollar by 8.3% against the euro partly offset by the closure of 126 stores in the first quarter of 2012. At identical exchange rates, revenues decreased by 2.2%. Comparable store sales evolution was -0.8% in 2012, impacted by challenging economic conditions. We finished 2012 with 1,553 supermarkets in the U.S., a decrease of 97 stores in comparison to 2011, due to the 126 store closures partly offset by the opening of 29 stores, of which 27 Bottom Dollar Food stores.

Revenues decreased by 2.6% in 2011 compared to 2010. This decrease was a result of the weakening of the U.S. dollar by 4.8% against the euro. At identical exchange rates, revenues increased by 2.2%. Comparable store sales evolution was 0.7% in 2011 impacted by challenging economic conditions, especially in Southeastern U.S., with food inflation particularly high in the second half of the year. We finished 2011 with 1,650 supermarkets in the U.S., an addition of 23 stores in comparison to 2010, of which 13 were Bottom Dollar Food stores.

Belgium

Revenues increased by 1.6% in 2012 compared to 2011. This increase was the result of a net increase of 19 stores and a comparable stores sales growth of 0.6%. Delhaize Belgium had a market share of 25.4% in 2012 (source: AC Nielsen), representing a decrease of 49 basis points compared to 2011.

In 2011, revenues increased by 0.9% over 2010. This increase was the result of a net increase of 16 stores and VAT refunds amounting to €15 million partly offset by a comparable store sales decline of 0.6%. Delhaize Belgium was negatively impacted by low consumer confidence and had a market share of 25.9% in 2011 (source: AC Nielsen), a decrease of 41 basis points compared to 2010.

Southeastern Europe and Asia

Revenues increased by 29.9% for 2012 over 2011 (increase of 9.2% excluding Maxi) primarily driven by the acquisition of Maxi, which was consolidated as of August 1, 2011, and to a lesser extent as a result of revenue growth in Greece. We also reported good revenue increases in Romania and Indonesia, mainly due to store openings but also positive comparable store sales growth. The number of stores in the segment increased by 121 to a total of 1,058 stores.

During 2011, revenues increased by 31.5% over 2010 (increase of 7.3% excluding Maxi) primarily driven by the acquisition of Maxi and store openings across the segment. The number of stores in the segment increased by 569 to a total of 937 stores, of which 492 were Maxi stores.

Gross Profit

	Year Ended December 31,
	2012		2011		2010
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,832	26.2	3,766	27.3	3,915	27.6
Belgium	1,001	20.3	1,020	21.0	997	20.8
Southeastern Europe and Asia	734	23.1	575	23.5	441	23.7
Total	5,567	24.5	5,361	25.4	5,353	25.7

Gross profit increased by 3.8% for 2012 compared to 2011 (decrease of 1.3% at identical exchange rates), while gross margin decreased by 91 basis points compared to 2011. In the U.S., gross margin decreased by 107 basis points from 27.3% to 26.2% as a result of price investments especially at Food Lion and the negative impact of the 126 store closures. At Delhaize Belgium, gross margin decreased by 71 basis points to 20.3% as a result of price investments and the comparison with 2011 which included €15 million of VAT refunds. Gross margin for the Southeastern Europe and Asia segment decreased by 43 basis points due to the lower margin of Maxi. Excluding Maxi, gross margin for the segment increased by 32 basis points resulting from better supplier terms partly offset by price investments.

Gross profit increased by 0.2% for 2011 compared to 2010 (increase of 3.7% at identical exchange rates), while gross margin decreased by 28 basis points compared to 2010. In the U.S., gross margin decreased by 33 basis points from 27.6% to 27.3% primarily as a result of price investments especially at Food Lion, partly offset by procurement savings. At Delhaize Belgium, gross margin increased by 28 basis points from 20.8% to 21.0% as a result of €15 million VAT refunds and better supplier terms which were used to fund price investments. Gross margin for the Southeastern Europe and Asia segment decreased by 20 basis points due to the lower margin of Maxi. Excluding Maxi, gross margin for the segment increased by 65 basis points resulting from better supplier terms partly offset by price investments.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly waste recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income in 2012 was €122 million, an increase of €4 million compared to last year, but flat at identical exchange rates. The non recurrent insurance reimbursement related to damages suffered from tornado storms in 2011 and the lower recycling income was offset by gains on lease terminations and disposal of fixed assets (both mainly related to the portfolio optimization) and government grants in Greece.

In 2011, other operating income was €118 million and increased by 38.8% compared to 2010. This increase is mainly due to an insurance reimbursement related to tornado damages, higher rental income and more waste recycling income, all at Delhaize America.

Selling, General and Administrative Expenses (“SG&A”)

	Year Ended December 31,
	2012		2011		2010
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,360	23.0	3,142	22.7	3,189	22.5
Belgium	823	16.7	814	16.8	795	16.5
Southeastern Europe and Asia	647	20.3	501	20.5	377	20.3
Corporate	41		40		33
Total	4,871	21.4	4,497	21.3	4,394	21.1

SG&A increased during 2012 by 8.3% compared to 2011 (increase of 2.9% at identical exchange rates). SG&A as a percentage of revenues increased by 12 basis points to 21.4%. In the U.S., SG&A as a percentage of U.S. revenues increased by 21 basis points to 23.0%, mainly as a result of lower sales and the impact of the Food Lion brand repositioning, partly offset by lower incentive compensation. At Delhaize Belgium, SG&A expenses decreased by 6 basis points to 16.7% of Belgian revenues, mainly as a result of a payroll tax refund related to 2011, which was partly offset by salary indexation that continues to impact our cost structure. In the Southeastern Europe and Asia segment, SG&A decreased by 15 basis points to 20.3% of related revenues (increase by 25 basis points excluding Maxi), due to new store openings throughout the segment.

SG&A increased by 2.4% for 2011 compared to 2010 (increase of 5.9% at identical exchange rates). SG&A as a percentage of revenues increased by 23 basis points to 21.3%. In the U.S., SG&A as a percentage of U.S. revenues increased by 27 basis points to 22.7% of revenues mainly due to the impact of limited sales growth, partly offset by cost reduction efforts. At Delhaize Belgium, SG&A expenses increased by 24 basis points to 16.8% of Belgian revenues mainly due to the negative impact of automatic salary indexation, partly offset by cost reduction efforts. In the Southeastern Europe and Asia segment, SG&A increased by 20 basis points to 20.5% of related revenues mainly as a result of higher taxes in Greece due to austerity measures and higher rents due to new store openings. At Corporate, SG&A includes €11 million costs related to the acquisition of Maxi.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating stores, including losses on disposal of property, plant and equipment, impairment losses, store closing expenses and restructuring charges.

In 2012, other operating expenses amounted to €428 million, compared to €169 million in 2011. The 2012 results included €125 million store closing expenses, primarily resulting from the portfolio optimization announced in January 2012 (see below) and €272 million impairment charges, which can be summarized as follows (in millions of euros):

Goodwill	136
Intangible assets	17
Property, plant & equipment	87
Investment property	14
Assets held for sale	18

Total	272

As part of the 2012 annual goodwill impairment review, we impaired 100% of the goodwill recognized in Bulgaria, Bosnia & Herzegovina and Montenegro (totaling €51 million) and €85 million with respect to the Serbian goodwill. We further recognized impairment charges in connection with the Piccadilly brand in Bulgaria for €15 million, and other intangible assets at Delhaize America for €2 million. In addition, the Group recognized impairment charges of €87 million in property, plant and equipment relating to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the underperformance of 6 stores in Belgium (€5 million). Further, impairment charges of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

Other operating expenses amounted to €169 million in 2011 and increased by €149 million compared to 2010. The 2011 results included €135 million impairment charges (€14 million in 2010). During the fourth quarter of 2011, we performed a review of our store portfolio (“Portfolio Review”) and concluded that 146 underperforming stores would be closed during the first quarter of 2012. We recorded €127 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, seven Bloom and six Bottom Dollar stores), one distribution center and several investment properties, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by segment:

	Year Ended December 31,
	2012		2011		2010
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	343	2.3	534	3.9	753	5.3
Belgium	202	4.1	243	5.0	236	4.9
Southeastern Europe and Asia	(113)	(3.5)	81	3.3	68	3.7
Corporate	(42)		(45)		(33)
Total	390	1.7	813	3.9	1,024	4.9

Our operating margin for 2012 decreased to 1.7% compared to 3.9% in 2011. The operating margin of the U.S. operations decreased to 2.3%, driven by impairment and store closing charges and price investments. The operating margin of the Belgian operations decreased from 5.0% in 2011 to 4.1% in 2012, primarily due to €15 million VAT refunds in 2011, additional price investments and the impact of salary indexation, partly offset by a payroll tax refund related to 2011. In 2012, the operating margin of the Southeastern Europe and Asia segment decreased from 3.3% in 2011 to -3.5% in 2012, as a result of the integration of Maxi and related significant impairment charges recorded in the fourth quarter (excluding Maxi, operating margin would have been 4.1%, increasing 26 basis points compared to 2011, driven by a higher gross margin and higher other operating income partly offset by higher SG&A as a percentage of revenues).

Our operating margin for 2011 decreased to 3.9% compared to 4.9% in 2010. The operating margin of the U.S. operations decreased from 5.3% in 2010 to 3.9% in 2011, as a result of impairment charges related to the Portfolio Review and price investments, partly offset by procurement savings. The operating margin of the Belgian operations increased slightly from 4.9% in 2010 to 5.0% in 2011, mainly due to €15 million VAT refunds, favorable supplier terms and cost reductions partly offset by the negative impact of salary indexation and additional price investments. In 2011, the operating margin of the Southeastern Europe and Asia segment decreased from 3.7% in 2010 to 3.3% in 2011 as a result of the integration of Maxi (excluding Maxi, operating margin would have been 3.9%, increasing 19 basis points vs. 2010 driven by a higher gross margin partly offset by higher SG&A as a percentage of revenues).

Compared to 2011, operating profit decreased by 52.0% to €390 million in 2012. At identical exchange rates, operating profit decreased 56.1%.

Operating profit decreased by 20.6% to €813 million for 2011 compared to 2010. At identical exchange rates, operating profit decreased 18.0%.

Net Financial Expenses

	Year Ended December 31,
	2012		2011		2010
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	258	1.1	203	1.0	215	1.0
Income from investments	17	0.1	23	0.1	12	0.1
Net financial expenses	241	1.1	180	0.9	203	1.0

The 2012 net financial expenses were €61 million higher than 2011 and represented, as a percentage of revenues, 1.1% and 0.9%, for 2012 and 2011, respectively. At identical exchange rates, net financial expenses increased by €50 million mainly due to the premiums paid as part of the debt refinancing in 2012 and to the additional debt to partially finance the Maxi acquisition.

Net financial expenses during 2011 were €23 million below 2010 and represented, as a percentage of revenues, 0.9% in 2011 and 1.0% in 2010. At identical exchange rates, net financial expenses decreased by €16 million mainly due to fair value gains on derivatives, gains on the disposal of financial assets, the positive impact of the 2010 bond exchange and a $50 million bond reimbursement in April 2011, partly offset by the financing of the acquisition of Maxi.

Income Tax Expense

	Year Ended December 31,
	2012		2011		2010
	€	Effective tax rates	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	24	15.8%	156	24.6%	245	29.8%
Income tax expense from discontinued operations	(2)		—		—
Total income tax expense	22	17.6%	156	24.7%	245	29.8%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations) was 15.8%, 24.6% and 29.8% for 2012, 2011 and 2010, respectively. The effective tax rate for continuing operations for 2012 decreased by 8.8 percentage points in comparison to 2011, mainly due to the resolution of certain state tax matters in the U.S. in the third quarter, partly offset by non-deductible goodwill impairment charges of €136 million in the fourth quarter of 2012. The effective tax rate for continuing operations for 2011 decreased by 5.2 percentage points in comparison to 2010, mainly as a result of the lower weight of our U.S. operations, due to the recorded impairment charges.

The effective tax rate (including discontinued operations) was 17.6%, 24.7% and 29.8% for 2012, 2011 and 2010, respectively.

We refer to Note 22 in Item 18 for a reconciliation of our Belgian statutory income tax rate of 34% to our effective income tax rate.

Result from Discontinued Operations

In 2012, the result from discontinued operations, net of tax, amounted to a loss of €22 million and is primarily related to the Albanian operations (including an impairment charge of €16 million) following the sale of these operations in February 2013.

In 2011, the result from discontinued operations, net of tax, amounted to a loss of €2 million.

In 2010, the result from discontinued operations, net of tax, amounted to a loss of €l million.

Group Share in Net Profit

The lower operating profit, higher net financial expenses and loss on discontinued operations partly offset by lower income taxes resulted in a 77.8% decrease in the 2012 net profit attributable to equity holders of our company (our Group share in net profit) compared to 2011.

The lower operating profit partly offset by lower income taxes and lower net financial expenses resulted in a 17.4% decrease in our Group share in net profit for 2011 compared to 2010.

LIQUIDITY AND CAPITAL RESOURCES

We had €932 million of cash and cash equivalents as of December 31, 2012, compared to €432 million at December 31, 2011. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt, for working capital needs, the payment of dividends and for financing acquisitions. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,408 million, €1,106 million and €1,317 million during 2012, 2011 and 2010, respectively. The increase in 2012 over 2011 was primarily due to higher cash provided by changes in operating assets and liabilities (€428 million provided in 2012 compared to €196 million used in 2011), primarily driven by inventory reduction initiatives across the group and especially in the U.S., an improved vendor payment process in Belgium and improved working capital position at Maxi over the course of 2012, partly offset by a lower profit from operations.

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

Investing Activities

Net cash used in investing activities was €637 million for 2012, compared to €1,265 million during 2011 and €665 million for 2010. The decrease in 2012 is primarily due to lower amounts for business acquisitions (€574 million in 2011 for the acquisition of Maxi) and capital expenditures that were €74 million lower than in 2011. The increase in 2011 is primarily due to higher amounts for business acquisitions (increase resulting from the acquisition of Maxi) and capital expenditures that were €102 million higher than in 2010.

Capital Expenditures

Capital expenditures were €688 million for 2012 compared with €762 million for 2011 and €660 million for 2010. The decrease of 9.7% in 2012 (12.5% decrease at identical exchange rates) is mainly due to (i) lower new store capex in the U.S. and Greece partly offset by higher capex for new stores in Romania and (ii) non recurrent distribution center related expenditures in 2011 in the U.S. following last year’s tornado storm, partly offset by higher remodeling expenses in the U.S. (Food Lion Brand Strategy) and in Belgium. The 2011 increase of 15.5% (18.7% increase at identical rates) was mainly a result of additional store openings in Southeastern Europe and Asia, the start of the construction of a new automated distribution center in Belgium and distribution center related expenditures in the U.S. in 2011 following a tornado storm.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2012	2011	2010
	(amounts in millions of euros)
United States	354	416	410
Belgium	153	142	128
Southeastern Europe and Asia	157	185	113
Corporate	24	19	9
Total	688	762	660

Capital Expenditures by Type

	Year Ended December 31,
	2012		2011		2010
	€	% of capital expenditure	€	% of capital expenditure	€	% of capital expenditure
	(in millions, except percentages)
New stores	160	23.3	231	30.3	196	29.7
Remodeling existing stores	235	34.1	185	24.3	167	25.3
Other	293	42.6	346	45.4	297	45.0
Total	688	100.0	762	100.0	660	100.0

In 2012, we remodeled or expanded 61 supermarkets in the U.S. (compared to 66 in 2011) and 25 supermarkets were remodeled in Belgium (23 in 2011). The other capital expenditures mainly relate to capital spending for information technology, logistics and distribution.

Business Acquisitions

Our growth strategy includes selective acquisitions. During 2012, we entered into several small agreements in Belgium and Romania that have resulted in the acquisition of businesses. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

During 2011, we entered into one significant and several small agreements. The small agreements allowed for the acquisition of 17 individual stores in various parts of the world, and the total consideration transferred during 2011 for these transactions was €16 million and resulted in an increase of goodwill of €10 million, which mainly represented expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, which are expected to result in synergy effects for the Group.

On July 27, 2011, we acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, which was subject to customary purchase price adjustments, but not any earn-out or similar clauses. At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by us. The acquired business, in combination with our existing operations in Greece and Romania, made us a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and seven distribution centers in five countries in Southeastern Europe. Delta Maxi is included in our consolidated financial statements as of August 1, 2011 and is part of our Southeastern Europe & Asia segment. We incurred approximately €11 million acquisition-related costs that were included in selling, general and administrative expenses in the “Corporate” segment. This transaction is also detailed in Note 4.1 of our consolidation financial statements, included in Item 18 in this document.

During the first half of 2012, the Group completed the purchase price allocation of the transaction and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions in accordance with IFRS 3. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets of €33 million for such contingencies as it expects to be compensated by the former owner for any potential losses. As a result, acquisition date goodwill increased from €467 million to €507 million. The €20 million held in escrow by the Group was entirely released during the year.

Financing Activities

Net cash used in financing activities was €262 million in 2012, compared to €146 million and €343 million in 2011 and 2010, respectively. Net cash used in financing activities increased by €116 million in 2012 mainly due to the repayment of long-term debt exceeding the increase in cash provided by new long-term debt.

Purchase of non-controlling interests

In June 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option selling its share of 49% in the subsidiary to us. We recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing our best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. We reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

During 2012, we acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to other Delta Maxi subsidiaries.

Subsequent to the acquisition of Delta Maxi, we started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, we acquired non-controlling interests of a carrying amount of €14 million. The cash consideration transferred for the acquired non-controlling interests was €10 million. The difference between the carrying amount of non-controlling interests and the fair value of the consideration paid was recognized directly in retained earnings and attributed to the shareholders of the Group for an amount of €4 million.

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

Long-term debt

In 2012, our long-term debt increased by €3 million. This increase is primarily the combined effect of (i) the issuance of $300 million senior notes in April 2012, which was partly used to early repay €191 million of the existing €500 million senior notes due 2014, (ii) the issuance of €400 million senior fixed rate bonds in November 2012, which was partly used to early repay an additional €94 million of the original €500 million senior notes due 2014 (remaining outstanding amount at year-end 2012 is €215 million) and the repayment of $201 million of the existing $300 million senior notes due 2014, (iii) premiums and financing costs paid on the refinancing of €38 million, (iv) repayment at maturity of a $113 million floating term loan and (v) €54 million less finance lease obligations. On January 3, 2013, we redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014.

In 2011, our long-term debt increased by €131 million. This increase is primarily the combined effect of the issuance of a 7-year retail bond of €400 million in October 2011, which was partly used to early repay the existing debt of the acquired Delta Maxi Group (€186 million), the repayment at maturity of a $50 million bond (€38 million) and €53 million finance lease obligations.

In 2010, our long-term debt decreased by €92 million. During 2010, we repaid at maturity a bond of €40 million (issued by Alfa Beta) and €49 million finance lease obligations.

In October 2010, we exchanged $533 million in principal amount of the 9.00% debentures due 2031 and $55 million of the 8.05% notes due 2027 issued by the wholly-owned subsidiary Delhaize America, LLC, for $827 million in principal amount of 5.70% Senior Notes due 2040 issued by Delhaize Group.

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes. As of December 31, 2012, 2011 and 2010, €6 million, €6 million and €8 million in aggregate principal amount of the notes was outstanding, respectively. Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2012, 2011 and 2010, restricted securities of €8 million, €9 million and €10 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2012, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and including hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Bonds, 5.10%, due 2013	80
Senior notes, 5.875%, due 2014 (redeemed in January 2013)	75
Notes, 5.625%, due 2014	229
Bonds, 6.50%, due 2017	339
Retail bond, 4.25%, due 2018	400
Senior notes, 4.125%, due 2019	232
Senior fixed rate bonds, 3.125%, due 2020	397
Notes, 8.05%, due 2027	52
Debentures, 9.00%, due 2031	204
Senior notes, 5.70%, due 2040	438
Senior notes, 7.06%, due until 2016	6
Mortgages payable, 8.25%, due until 2016	1
Other debt, 4.58% to 7%, due 2013 to 2031	15
Bank borrowings	1
Total	2,469

The table below provides per currency the expected principal payments (undiscounted) and related interest rates of our long-term borrowings by year of maturity as of December 31, 2012. For the definition of “fair value,” see Note 18.1 to the consolidated financial statements included in this document.

USD denominated debt

(in millions of U.S. dollars)	2013	2014	2015	2016	2017	Thereafter	Fair Value
Notes due 2014, redeemed in 2013	99	—	—	—	—	—	105
Average interest rate	5.88%	—	—	—	—	—
Bonds due 2017	—	—	—	—	450	—	513
Average interest rate	—	—	—	—	6.50%	—
Notes due 2019	—	—	—	—	—	300	310
Average interest rate	—	—	—	—	—	4.13%
Notes due 2027	—	—	—	—	—	71	82
Average interest rate	—	—	—	—	—	8.05%
Debentures due 2031	—	—	—	—	—	270	323
Average interest rate	—	—	—	—	—	9.00%
Notes due 2040	—	—	—	—	—	827	806
Average interest rate	—	—	—	—	—	5.70%
Senior and other notes	—	—	—	9	—	—	10
Average interest rate	—	—	—	7.06%	—	—
Mortgages payable	—	—	—	2	—	—	2
Average interest rate	—	—	—	8.25%	—	—
Other debt	1	12	—	—	—	7	20
Average interest rate	2.88%	5.36%	—	—	—	4.50%

Euro denominated debt

(in millions of euros)	2013	2014	2015	2016	2017	Thereafter	Fair Value
Bonds due 2013	80	—	—	—	—	—	80
Average interest rate	5.10%	—	—	—	—	—
Notes due 2014	—	215	—	—	—	—	227
Average interest rate	—	5.63%	—	—	—	—
Bonds due 2018	—	—	—	—	—	400	423
Average interest rate	—	—	—	—	—	4.25%
Senior notes due 2020	—	—	—	—	—	400	413
Average interest rate	—	—	—	—	—	3.13%
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	0.70%	—	—	—	—	—

Debt Covenants for Long-Term Debt

We are subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the notes due in 2014 ($ and €), 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 ($ and €), 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. While these long-term debt instruments contain certain accelerated repayment terms, none contains accelerated repayment clauses that are subject solely to downgrades in our credit rating (“rating event”). None of the debt covenants restrict the abilities of our subsidiaries to transfer funds to the parent.

The bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2012, 2011 and 2010, we were in compliance with all covenants for long-term debt.

Short-Term Borrowings

At April 15, 2011, we and certain of our subsidiaries, including Delhaize America LLC, entered into a €600 million, five-year multi-currency, unsecured revolving credit facility (the “Facility Agreement”).

Delhaize America

At that date, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement and joined the Facility Agreement. Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2012 and December 31, 2011, and no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had $1 million (€1 million) average daily borrowings during 2012 at an average rate of 1.69%, no average daily borrowings during 2011 and $2 million (€2 million) during 2010. In addition to the Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€27 million) of which approximately $12 million (€9 million) was drawn for issued letters of credit as of December 31, 2012, compared to an outstanding of $16 million (€13 million) and $20 million (€15 million) as of December 31, 2011 and 2010, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities were $100 million (€76 million) at December 31, 2012. As of December 31, 2012, 2011 and 2010, Delhaize America, LLC had no borrowings outstanding under such arrangements, but used in 2012 and 2011 $5 million (€4 million) to fund letters of credit.

Europe and Asia

At December 31, 2012, 2011 and 2010, our European and Asian entities together had credit facilities (committed and uncommitted) of €846 million (of which €725 million of committed credit facilities and including the €600 million Facility Agreement described above), €864 million and €490 million, respectively.

Borrowings under the credit facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, we had no outstanding short-term bank borrowings at December 31, 2012, compared to €60 million outstanding at December 31, 2011 and €14 million outstanding at December 31, 2010, respectively, with an average interest rate of 2.95% in 2011 and 4.83% in 2010. During 2012, our European and Asian average borrowings were €5 million at a daily average interest rate of 2.06%.

In addition, European and Asian entities have credit facilities (committed and uncommitted) of €17 million (of which €3 million of committed credit facilities), exclusively to issue bank guarantees. Of these credit facilities approximately €11 million was outstanding to fund letters of guarantee as of December 31, 2012 (€10 million at December 31, 2011 and €4 million at December 31, 2010).

Debt Covenants for Short-Term Borrowings

The Facility Agreement of €600 million and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. For information regarding covenants in the Facility Agreement, see “Item 10. Additional Information — Material Contracts — Delhaize Group Facility Agreement.” None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At December 31, 2012, 2011 and 2010, we were in compliance with all covenants conditions for Short-term Bank Borrowings.

Credit Ratings

Standard & Poor’s Rating Services (S&P) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt. S&P and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2012.

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

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2012:

	Payments due by period
	Total	2013	2014	2015	2016	2017	Thereafter
	(in millions of euros)
Long-term debt (excluding finance lease obligations)(1)	2,647	156	224	—	8	341	1,918
Interest on fixed rate debt	1,806	139	133	120	120	109	1,185
Finance lease obligations (minimum payments)(2)	674	62	51	52	47	42	420
Self-insurance obligations	142	52	26	18	12	8	26
Operating lease obligations (minimum lease payments)(2)	1,916	312	260	231	195	164	754
Purchase obligations(3)	164	113	33	7	4	3	4
Pension benefits(4)	187	19	13	18	15	18	104
Other post-retirement benefits(4)	3	1	1	—	—	—	1
Total	7,539	854	741	446	401	685	4,412

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease and operating lease obligations include closed store lease obligations.
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

(4)	As per SEC guidance, the ‘Thereafter’ category is limited to years N+6 to N+10.

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

Financial Risks. We have identified the exposure associated with the ability to continuously fund our operations, adverse interest rate and currency movements, the credit quality of our financial counterparties, fluctuations in our share price within the framework of our share-based compensation plans, and the funding of our pension plans as our principal financial risks.

In order to manage our identified and quantified market risks we use derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - and do not hold such positions for speculative purposes.

Funding and Liquidity Risk. Funding and liquidity risk is the risk that we will encounter difficulty in meeting payment obligations when they come due. We manage this exposure by closely monitoring our cash resources, consisting of a combination of retained cash flows, bank facilities, long-term debt capital markets and leases, essential to fulfill our working capital, capital expenditures and debt requirements.

We operate an international cash-pooling structure in order to centralize cash on a daily basis whenever possible. At year-end 2012 our Cash and Cash Equivalents amounted to €932 million.

We also monitor the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see also Note 18.2 “Short-term Borrowings” to the consolidated financial statements). At year-end 2012, we had committed and undrawn credit lines totaling €725 million. These credit lines consisted of a syndicated multicurrency credit facility of €600 million for the Company and certain of its subsidiaries including Delhaize America, LLC and €125 million of bilateral credit facilities for our European entities. In addition, we had €30 million of committed credit facilities for Letters of Credit and guarantees of which €11 million was used. At December 31, 2012, the maturities of the committed credit facilities were as follows: €77 million maturing in 2013, €28 million maturing in 2014, €50 million maturing in 2015 and €600 million maturing in 2016.

We monitor the maturities of our outstanding debt in order to reduce refinancing risk. As described in Note 18.1 “Long-term Debt” to the consolidated financial statements, the debt maturing in 2014 has been largely refinanced and no significant principal payment of financial debt is due until 2017. At December 31, 2012, the maturities of the long-term debt through 2017 were €156 million in 2013, €232 million in 2014, €1 million in 2015, €7 million in 2016 and €341 million in 2017 after the effect of interest rate swaps and cross-currency interest rate swaps. We rely on a strong credit rating to optimally refinance maturing debt. Our long-term issuer ratings from Standard & Poor’s and Moody’s are BBB- (stable) and Baa3 (stable) investment grade ratings, respectively. These credit ratings are supported by cross-guarantee arrangements among the Group and substantially all of our U.S. subsidiaries, whereby the entities are guaranteeing each other’s financial debt obligations.

As also described in Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” to the consolidated financial statements included in Item 18 of this document, we are subject to certain financial and non-financial covenants related to our long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.

Interest Rate Risk. Interest rate risk arises on interest-bearing financial instruments and represents the risk that the fair value or the associated interest cash flows of the underlying financial instrument will fluctuate because of future changes in market interest rates.

Our interest rate risk management objectives are to reduce earnings volatility, to minimize interest expense over the long term, and to protect future cash flows from the impact of material adverse movements in interest rates.

We review our interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of our interest rate risk management activities, we enter into interest rate swap agreements when appropriate (see Note 19 “Derivative Financial Instruments and Hedging” to the consolidated financial statements included in Item 18 of this document). At the end of 2012, 75.8% of our financial debt after swaps were fixed-rate debts (2011: 75.1%; 2010: 72.3%).

The sensitivity analysis presented in the table on the right estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The size of the shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during this year, within a 95% confidence interval.

December 31, 2012 (in millions of €)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	0.19%	+/-7 basis points	+/-0.09	—
USD	0.31%	+/-4 basis points	-/+ 0.17	+/-0.2
Total		Increase/Decrease	-/+ 0.08	+/-0.2

December 31, 2011 (in millions of €)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.36%	+/-29 basis points	+/-0.1	—
USD	0.58%	+/-11 basis points	-/+ 0.5	+/-0.6
Total		Increase/Decrease	-/+ 0.4	+/-0.6

December 31, 2010 (in millions of €)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.01%	+/-16 basis points	-/+0.2	—
USD	0.30%	+/-13 basis points	-/+0.7	+/-0.9
Total		Increase/Decrease	-/+0.9	+/-0.9

Currency Risk. Our foreign currency risk management objectives are to minimize the impact of currency fluctuations on the Group’s profit & loss account, cash flows and balance sheet, using foreign exchange contracts, including derivative financial instruments such as currency swaps and forward instruments (see Note 19 “Derivative Financial Instruments and Hedging” to the consolidated financial statements included in Item 18 of this document).

Translation exposure. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements, which are presented in euros (see also Note 2.3 “Summary of Significant Accounting Policies” to the consolidated financial statements, included in Item 18 of this document, with respect to translation of foreign currencies). If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €2 million in 2012 and 2011 (2010: €3 million), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.

To reduce the overall foreign exchange exposure from foreign currency earnings we strive to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in local currencies using foreign exchange forward contracts and currency swaps. Because a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, we are particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. After cross-currency swaps, 65% of the Group’s financial debt is denominated in U.S. dollars (71% and 85% in 2011 and 2010, respectively). In 2012, 62% of net cash provided by operating activities were generated in U.S. dollars (77% and 61% in 2011 and 2010, respectively).

Foreign currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign currency exchange rates. From an accounting perspective, we are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated for hedge relationship and borrowings denominated in a foreign currency. If at December 31, 2012, the U.S. Dollar had weakened/strengthened by 17% (estimate based on the standard deviation of daily volatilities of the €/$ rate during 2011 using a 95% confidence interval), our net profit (all other variables held constant) would have been €3.7 million lower/higher (2011: €3.8 million higher/lower with a rate shift of 22%, 2010: €1.4 million higher/lower with a rate shift of 20%). Due to our financing structure, such a change in €/$ exchange rate would have no impact on our equity.

Transaction exposure. Our exposure to fluctuations in foreign currency movements in our business operations is limited as our operating companies’ purchases and sales are primarily denominated in local currency.

Credit Risk/Counterparty Risk. Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation. Credit risk covers trade receivables, cash and cash equivalents, short term deposits and derivative instruments.

The credit risk on trade receivables relates to the wholesale activity in Belgium and Greece. We cover part of this risk by entering into credit insurance policies with external insurers. The contracts contain stop-loss clauses and maximum liability amounts that provide sufficient cover against possible annual credit losses. In connection with the cash and cash equivalents, short-term deposits and derivative instruments we require a minimum credit quality for our financial investments (see also Notes 11 “Investments in Securities” and 14 “Receivables” to the consolidated financial statements in Item 18 of this document for further details).

Our policy is to require short-term investments to have a short-term credit rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Our long-term investment policy requires a minimum long-term credit rating of A-/A3 for our financial investments. See Note 11 “Investments in Securities” to the consolidated financial statements in Item 18 of this document in connection with the credit quality of our investments. Deposits should be maintained with banks having a minimum long-term credit rating of A-/A3, although we might deviate from this policy from time to time for operational reasons.

Our exposure to changes in credit ratings of our counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk.

Share-Based Incentive Plans Risk. We offer various equity-settled incentive plans (Stock Options, U.S. warrants and Restricted Stock Units). We hedge the risk arising from those plans by occasionally buying treasury shares and/or derivatives.

Our exposure to share-based incentive plans is reviewed at least on a quarterly basis and at inception of any new plan. For further information about share-based incentive plans, refer to Note 21.3 “Share-Based Compensation” to the consolidated financial statements in Item 18 of this document.

Pension Plan Risk. Most of our operating companies have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which we and/or the employee pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.

We operate defined benefit plans at several of our entities and approximately 30% of our employees were covered by defined benefit plans at the end of 2012.

If, at balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), we would bear a theoretical “underfunding risk” at that moment in time. At the end of 2012, we recognized a net liability of €129 million (2011: €90 million; 2010: €79 million).

Details on our pension plans at the Group and our subsidiaries can be found in Note 21.1 “Employee Benefit Plans” to the consolidated financial statements in Item 18 of this document.

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

Our property insurance in the United States includes self-insured retentions per occurrence of $15 million for named wind storms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Self-insurance provisions of €142 million are included as liabilities on the balance sheet. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

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

In 2012, according to the U.S. Bureau of Labor Statistics, the U.S. overall inflation was 1.7% (3.0% in 2011 and 1.5% in 2010) primarily driven by higher energy prices which increased at a slower pace than in 2011 and higher food prices. Food inflation was 1.8% (4.7% in 2011 and 1.5% in 2010) and food at home inflation rose 1.3% following an increase of 6.0% in 2011 (source: B.L.S.).

For Delhaize Belgium, national food inflation in 2012 was 3.0% compared to 2.4% in 2011. Competition remained strong in 2012 and Delhaize Belgium performed price investments leading to an internal retail inflation rate below the national food inflation rate.

Although there is the risk that inflation in Southeast Asia and in other European countries where we operate could have an effect on our results, such inflation did not have a material effect on our sales or results of operations to date.

Economic Conditions. The U.S. economic environment remained challenging in 2012. Real gross domestic product growth (GDP) was 2.2%, slightly higher than the 1.8% growth in 2011. The increase in real GDP in 2012 primarily reflected positive contributions from personal consumption expenditures, non-residential fixed investment and private inventory investment that were partly offset by negative contributions from federal government spending and from state and local government spending (source: U.S. department of commerce). Unemployment in the U.S. was at 7.8% in December 2012 down from 8.5% in December 2011. SNAP (Supplemental Nutrition Assistance Program) national participation was almost 47.8 million persons in December 2012 and was nearly 1.3 million more than end 2011. General inflation was 1.7% in 2012 compared to 3.0% in 2011 still driven by increasing energy and Food prices. Food inflation for the year was 1.8% for the year compared to 4.7% in 2011.

In Belgium, GDP evolution was negative in 2012 at -0.2%. General inflation increased moderately (2.8% in 2012) and food inflation came out at 3.0%. The unemployment rate was 7.3% compared to 7.2% in 2011. The competitive environment remained challenging and focused on price.

Within our Southeastern Europe and Asia segment, economic conditions in Greece, our largest market of the segment, were very difficult and resulted in a real GDP evolution of -6.4% whereas general inflation was 1.5% in 2012, down from 3.3% in 2011.

RECENT EVENTS AND OUTLOOK

Recent Events

On January 3, 2013, we redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014 and the underlying cross-currency swap.

On January 17, 2013, we announced the decision to close 52 stores, of which 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, the group recorded an impairment charge of €49 million in the fourth quarter of 2012. In the first quarter of 2013, earnings were impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations. In addition, we recorded charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of support services senior management and employees in the U.S.

On March 6, 2013, our Board of Directors proposed a gross dividend of €1.40 per share to be paid to owners of ordinary shares against coupon nr. 51 on May 31, 2013. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.05 per share. This dividend is still subject to approval by the shareholders at the Ordinary General Meeting of May 23, 2013 and, therefore, has not been included as a liability our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 6, 2013, is €143 million.

Outlook

Operational initiatives. In the U.S., we strive to accelerate growth at Food Lion. Phase 4 of the brand strategy which will cover 180 stores mainly in the Baltimore/Washington D.C. markets will be launched in the second quarter of 2013. Additionally, we will seek to continue to improve Hannaford’s price competitiveness. Cost savings throughout Delhaize America, and improved results at Bottom Dollar Food and Sweetbay, will partly help us fund the planned price investments.

In Europe, Delhaize Belgium will focus on further revitalizing its brand by reinforcing its historical strengths (private brands, quality and health, freshness, assortment and shopping experience) while it further improves its overall pricing and cost structures. For Southeastern Europe and Asia, we will continue to focus on market share gains in Greece despite the current economic environment, and to strive for growth in all other markets in this segment.

2013 capital expenditures and store opening outlook. We expect capital expenditures of approximately €650 million (excluding leases and at identical exchange rates) and plan to open 200 new stores for the year, mostly in Southeastern Europe and Asia.

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

In March 2013, the Board of Directors determined that the current directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Didier Smits and Hugh G. Farrington, are independent under the criteria of the Belgian Companies Code, the Belgian

Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. Mr. Smits is no longer considered independent under the Belgian Companies Code because he has served on the board of directors as a non-executive director for more than three consecutive terms. Mr. Farrington is no longer considered independent under the Belgian Companies Code because he was compensated formerly as an executive of our subsidiary Hannaford Brothers. The Board of Directors met ten times in 2012.

On the recommendation of the Remuneration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. The term of directors who are not considered independent by our Board of Directors at the time of their election has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 70 during our standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

On May 24, 2012, the shareholders at the Ordinary General Meeting (i) renewed the mandate of Ms. Claire H. Babrowski for a term of four years and Mr. Pierre-Olivier Beckers and Mr. Didier Smits each for a term of three years and (ii) appointed Ms. Shari L. Ballard as director for a term of three years.

Upon the recommendation of the Remuneration and Nomination Committee, the Board of Directors will propose to the shareholders for approval at the Ordinary General Meeting to be held on May 23, 2013 the appointment of Ms. Elizabeth Doherty as a director for a term of three years.

Our current Board of Directors and nominee, and biographical information concerning such individuals, are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Mats Jansson	Chairman	May 2011	2014
Pierre-Olivier Beckers	President, Chief Executive Officer & Director	May 1995	2015
Claire H. Babrowski	Director	May 2006	2016
Jacques de Vaucleroy	Director	May 2005	2015
Hugh G. Farrington	Director	May 2005	2014
Jean-Pierre Hansen	Director	May 2011	2014
William G. McEwan	Director	May 2011	2014
Shari L. Ballard	Director	May 2012	2015
Didier Smits	Director	May 1996	2015
Jack Stahl	Director	August 2008	2014
Luc Vansteenkiste	Director	May 2005	2015
Elizabeth Doherty(1)	Nominee	—	—

(1)

Upon the recommendation of the Remuneration and Nomination Committee, the Board of Directors will propose to the shareholders for approval at the Ordinary General Meeting to be held on May 23, 2013 the appointment of Elizabeth Doherty as director for a term of three years.

Mats Jansson (1951). Mr. Jansson has served as Chairman of our Board of Directors since May 24, 2012. Mr. Jansson currently serves as an independent board member of TeliaSonera and is a member of the JPMorgan European Advisory Council. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the

Scandinavian airline company, from 2006 to 2010. He also previously served as a director of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank. Mr. Jansson studied economical history and sociology at the University of Örebro.

Pierre-Olivier Beckers (1960). Mr. Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. Until June 2010, he was Co-Chairman of the Consumer Good Forum, a global association of leading consumer goods retailers and manufacturers. Previously, Mr. Beckers served as chairman of the CIES, the Food Business Forum, from 2002 to 2004 and again from July 2008 until its merger and transformation into the Consumer Goods Forum. Mr. Beckers serves on the Board of Directors of The Consumer Goods Forum. He is also on the Board of Directors of the Food Marketing Institute and is Vice-Chairman of the Executive Committee of FEB/VBO, the Belgian Employers Federation. He is a member of Guberna and, until 2010, the Belgian Commission on Corporate Governance. He has been President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, with his current term expiring in 2013. He also was elected to the International Olympic Committee in July 2012.

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

Shari L. Ballard (1966). Ms. Ballard has been President, International - Enterprise Executive Vice President of Best Buy Co., Inc. since January 2012. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, and in 1997 joined its Retail Change Implementation Team. She then moved to Best Buy’s human resources department, ultimately assuming the role of Executive Vice President of Human Resources and Legal in 2004. She also served as Executive Vice President, Retail Channel Management of Best Buy from 2007 until 2010 and as Co-President of the Americas and Executive Vice President from 2010 until January 2012. Ms. Ballard graduated from the University of Michigan - Flint with a Bachelors Degree in Social Work.

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

Jean-Pierre Hansen (1948). Mr. Hansen is Chairman of the Energy Policy Committee of GDF SUEZ Group. From 1992 to March 1999 and from January 2005 to April 2010, Mr. Hansen served as Chief Executive Officer of Electrabel and as Chairman of the Board of Directors of Electrabel from 1999 till 2004. Mr. Hansen was Chief Operating Officer and Vice-Chairman of the Executive Committee of the Suez Group from 2003 till 2008. He was Vice-President of the Federation of Enterprises in Belgium (FEB) and a Member of the Council of Regency of the National Bank of Belgium. He is a member of the Board of Directors of Electrabel and of a number of other companies belonging to the GDF SUEZ Group. From July 2008 until the end of February 2013, he was a member of the GDF Suez Executive Committee. He is Chairman of the Board of SNCB/NMBS Logistics. He is also director of ORES, Group De Boeck (Publihold) and of the Institut Français des Relations Internationales, and an independent director of Compagnie Maritime

Belge (CMB). Mr. Hansen is Chairman of the Management Committee of Forem. He is a professor at UCL and the Ecole Polytechnique (Paris), and a member of the Royal Academy of Belgium. Mr. Hansen holds a degree in Civil Engineering (Liège), a Ph. D. in Engineering (Paris VI) and a Master’s degree in Economics (Paris II).

William G. McEwan (1956). Mr. McEwan is a Canadian grocery and consumer packaged goods executive. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and Coca-Cola Bottling as well as in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. He served as President and Chief Executive Officer of Sobeys Inc. and member of the Board of Directors of its parent company, Empire Company Limited until June 2012. Mr. McEwan served on the Board of Directors of The Consumer Goods Forum. In November, 2005 Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry. In June 2012, Mr. McEwan was honoured by the Retail Counsil of Canada with its Lifetime Achievement Award, recognizing a career of outstanding leadership, business success and community service.

Didier Smits (1962). Mr. Smits has been Managing Director of Papeteries Aubry SPRL since 1991. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels.

Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough until December 2009 and currently serves on the Board of Dr Pepper Snapple Group, Saks Incorporated and Coty Inc. and serves as a member of the US Board of Advisors on CVC Capital Partners Advisory, Inc. He is also a Board member of The Boys and Girls Clubs of America. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Luc Vansteenkiste (1947). Baron Vansteenkiste is President of the Board of the Belgian company Sioen and Vice President of the Board of Recticel. Baron Vansteenkiste is also a member of the Board of the Belgian company Spector Photo Group. BaronVansteenkiste is Honorary Chairman of the Federation of Belgian Companies. Baron Vansteekiste was Chief Executive Officer of Recticel until April 1, 2010. Baron Vansteenkiste earned his degree in civil engineering at the Katholieke Universitéit Leuven, Belgium.

Elizabeth Doherty (1957). Ms. Doherty began her career with Unilever in 1979 as an assistant internal auditor and then spent the following 22 years serving the organization, assuming positions of increasing responsibility in audit, accounting, supply chain, commercial operations, and finance in multiple countries across Europe and Asia. She left Unilever as Senior Vice President Finance, Central & Eastern Europe in 2001 to enlist with Tesco as its Group International Finance Director where she led that function for six years. In 2007 she joined Brambles Industries as its Chief Financial Officer and most recently served as CFO of Reckitt Benckiser, from 2011 to 2013. In addition to her executive experience she has also served on the Boards of both Brambles Industries and Reckitt Benckiser as well as that of SABMiller. Ms. Doherty graduated from the University of Manchester, in the United Kingdom with a Bachelor of Science (Honors) in Liberal Studies in Science (Physics). She also is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

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

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Jack Stahl, who is the Chair, Claire Babrowski, Jean-Pierre Hansen and Luc Vansteenkiste.

Our Terms of Reference of the Audit Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Stahl, Ms. Babrowski, Mr. Hansen and Baron Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2012, the Audit Committee met five times.

Remuneration and Nomination Committee

The principal responsibilities of the Remuneration and Nomination Committee are to:

•	identify individuals qualified to become Board members, consistent with criteria approved by the Board;

•	recommend to the Board the director nominees for each Ordinary General Meeting;

•	recommend the Board director nominees to fill vacancies;

•	recommend to the Board qualified and experienced directors for service on the committees of the Board;

•	recommend to the Board the compensation of the members of executive management;

•	recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for our employees;

•	submit the Remuneration Report to the Board;

•	evaluate the performance of the Chief Executive Officer; and

•	advise the Board on other compensation issues.

The Remuneration and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee, which is attached as Exhibit C to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The members of the Remuneration and Nomination Committee are Hugh G. Farrington, who is the Chair, Jacques de Vaucleroy, William G. McEwan and Mats Jansson. Jacques de Vaucleroy, William G. McEwan and Mats Jansson are independent directors, while Mr. Farrington is no longer considered independent under the Belgian Companies Code effective May 26, 2011 because he has been compensated formerly as an executive of our subsidiary Hannaford Brothers. For additional information, see “Item 16G. Corporate Governance.” In 2012, the Remuneration and Nomination Committee met nine times. Our Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

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

Name	Position	Executive Officer/ Member of the Executive Committee Since
Pierre-Olivier Beckers	President and Chief Executive Officer	1990
Pierre Bouchut(1)	Executive Vice President and Chief Financial Officer	2012
Stéfan Descheemaeker(2)	Executive Vice President	2009
Nicolas Hollanders	Executive Vice President	2007
Kostas Macheras	Executive Vice President	2010
Roland Smith(3)	Executive Vice President	2012
Michael Waller	Executive Vice President and General Counsel	2001

(1)	Mr. Bouchut began as Executive Vice President and Chief Financial Officer on March 19, 2012.
(2)	Mr. Descheemaeker, who was Chief Financial Officer until December 31, 2011, became the Chief Executive Officer of Delhaize Europe on January 1, 2012.
(3)	Mr. Smith began as Executive Vice President on October 15, 2012.

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

Stéfan Descheemaeker (1960). Mr. Descheemaeker is Executive Vice President and CEO Delhaize Europe. Mr. Descheemaeker was Chief Financial Officer of Delhaize Group from January 2009 until January 2012. He started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. He later joined the holding company Defi as CEO of its financial subsidiary Definance. In 1996, he joined the Belgian brewer Interbrew, where he became head of Strategy & External Growth, managing its M&A operations, culminating with the merger of Interbrew and AmBev in 2004. At that point in time, he transitioned to operational management, in charge of respectively the brewer’s operations in the U.S. and Mexico, Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev and joined its Board as non-executive director. Mr. Descheemaeker holds a Master’s degree as Commercial Engineer, Solvay Business School, Brussels, Belgium.

Nicolas Hollanders (1962). Mr. Hollanders has been Executive Vice President of Delhaize Group since 2007, currently in charge of Human Resources, IT and Sustainability. He started his career as a lawyer. In 1989, he joined Delvaux, a Brussels-based manufacturer and distributor of luxury leather goods and accessories, first as General Manager, and from 1993 as Managing Director. In 1995, Mr. Hollanders joined the executive search firm Egon Zehnder International, where he served successively as consultant, principal and partner. Mr. Hollanders is founding member and Chairman of Child Planet, a foundation aimed at improving conditions in children’s hospitals and also serves on the board of Face Children. Mr. Hollanders holds Master’s degrees in Law and Notary Law and a Post Graduate degree in Economics from the University of Leuven.

Kostas Macheras (1953). Mr. Macheras is Executive Vice President of Delhaize Group and Chief Executive Officer Southeastern Europe. Mr. Macheras joined Delhaize Group in 1997 as General Manager of Alfa Beta Vassilopoulos. In 2009 Mr. Macheras added Mega Image, the Romanian operations of Delhaize Group, to his responsibilities. Mr. Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. He worked for 14 years for Mars, Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996-1997 he served as General Manager of Chipita International in Greece. He has been a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Mr. Macheras was elected Manager of the Year 2008 by the Hellenic Management Association. Mr. Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

Roland Smith (1954). Mr. Smith is President and Chief Executive Officer of Delhaize America and Executive Vice President of Delhaize Group. Mr. Smith served as an officer in the U.S. Army for seven years. Mr. Smith held senior management positions at Kentucky Fried Chicken, Pepsi Cola International, Schering-Plough and Procter & Gamble before joining in 1994 Arby’s Inc. (predecessor to Arby’s Restaurant Group Inc.). He was promoted to President and CEO of Arby’s Inc. in February 1997, serving in that capacity until 1999. From April 1999 until January 2003, Mr. Smith was Chief Executive Officer of AMF Bowling Worldwide, Inc. Between February 2003 and November 2005, Mr. Smith served as Chief Executive Officer of American Golf Corporation. In April 2006, Mr. Smith returned to Arby’s Restaurant Group, Inc. He served as Chief Executive Officer of Arby’s Restaurant Group, Inc. from April 2006 until September 2008, and as Chief Executive Officer of Triarc Companies, Inc. from June 2007 until September 2008. From September 2008 until July 2011, Mr. Smith served as President and Chief Executive Officer of Wendy’s/Arby’s Group Inc. From July 2011 until September 2011, he served as President and Chief Executive Officer of The Wendy’s Company. Mr. Smith is currently a Director of The Wendy’s Company and Chairman of the Board of Directors for Carmike Cinemas, Inc., a national trustee of the Boys & Girls Clubs of America and a member of the World Presidents’ Organization International. Mr. Smith is a graduate of the U.S. Military Academy at West Point, New York.

Michael R. Waller (1953). Mr. Waller is Executive Vice President, General Counsel and General Secretary of Delhaize Group. Mr. Waller served as President Director and Member of the Board of Directors of PT. Lion Super Indo from April 2011 to December 2012. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump’s Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor of Arts degree in psychology from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served as a law clerk for U.S. District Judge Robert O’Conor, Jr. in the Southern District of Texas.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

Our directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. The maximum amount approved by the shareholders is €80,000 per year per director, increased by an additional amount of up to €15,000 per year for the Chairman of any standing committee of the Board and an amount of up to €10,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (exclusive of any amount due as Chairman or member of any standing committee).

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. For some non-Belgian directors, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. The aggregate amount of remuneration granted for fiscal year 2012 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director.

Remuneration Granted for Fiscal Year 2012 to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

(in EUR)	2012
Non-Executive Directors
Claire Babrowski	90,000
Shari L. Ballard	48,352
Count Jacobs de Hagen	69,231
Jacques de Vaucleroy	90,000
Hugh G. Farrington	93,022
Jean-Pierre Hansen	86,044
Mats Jansson	138,352
William G. McEwan	86,044
Robert J. Murray	31,648
Didier Smits	80,000
Jack L. Stahl	95,000
Baron Vansteenkiste	90,000
Total remuneration non-executive directors	997,693
Executive Director
Pierre-Olivier Beckers(1)	80,000
Total remuneration to all directors	1,077,693

(1)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

Remuneration Granted for Fiscal Year 2012 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

The aggregate compensation for the members of the Executive Committee recognized in the Company’s consolidated income statements for 2012 and 2011, respectively, is stated below. Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above.

(in millions of EUR)	2012	2011
Short-term benefits(1)	6	5
Retirement and post-employment benefits(2)	1	1
Other long-term benefits (3)	1	2
Termination Benefits	1	—
Share-based compensation	3	3
Employer social security contributions	2	1
Total compensation expense recognized in the income statement	14	12

(I)

Short-term benefits include the base salary, other short term benefits and annual bonus payable during the subsequent year for performance achieved during the respective years and is a reflection for 50% of company performance against Board approved targets for Operating Profit and for 50% of individual performance against individual targets. A scale is used to correlate actual performance with target performance to determine the actual bonus payment. Actual payment, if the minimum performance threshold is met, can range from 50 to 125%. If the actual performance has not reached the minimum performance threshold, the payment of the bonus is entirely at the discretion of the Board of Directors upon recommendation of the Remuneration and Nomination Committee. Taking into account the current environment the Executive Committee has voluntarily recommended to the Board of Directors, who agreed, to adjust the annual bonus related to their performance in 2012: the annual bonus was set at 50% of target for the CEO and, for the other members of the Executive Committee, the annual bonus was reduced to 80% of what they would have been entitled to if the regular scale had been applied.

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

Pierre-Oliver Beckers, our President and Chief Executive Officer is compensated both with a director fee and as an executive. Mr. Beckers’ director fee is set forth in the table above. In 2012, the aggregate amount of compensation paid to Mr. Beckers as an executive was €2.93 million. The compensation of Mr. Beckers was comprised of base pay of €0.97 million, an annual bonus of €0.39 million, other short-term benefits valued at €0.05 million, retirement and post-employment benefits valued at €0.76 million and other long-term benefits valued at €0.76 million. A total of 32,000 Delhaize Group stock options/warrants and 12,000 restricted stock units were granted to Mr. Beckers in 2012, the value of which is not included in the €2.93 million

The members of Executive Management benefit from corporate pension plans, which vary regionally. U.S. members of Executive Management participate in defined benefit and contribution plans in their respective operating companies. The European defined benefit plan is contributory and based on the individual’s career length with the Company. In 2010, the members of the Executive Management in Belgium were offered the option to switch to a non-contributory defined contribution plan or to continue in the existing defined benefit plan. We expensed an aggregate amount of €1.3 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2012, which amount is included in the €14 million aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and performance cash plans. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any members of the Executive Committee.

Equity Compensation of Executive Management. In 2012, 527,737 stock options and 62,349 restricted stock unit awards were granted to members of our Executive Committee. The exercise price per share for the stock options granted in May 2012 amounted to €30.99 for options on ordinary shares traded on Euronext Brussels. The exercise price for options related to our American Depositary Shares traded on the New York Stock Exchange amounted to $38.86 and $39.62 for the grants in May and August 2012, respectively. The options granted in May and August 2012 under the Delhaize Group 2002 Stock Incentive Plan for executives of our U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in May 2012 under the 2007 Stock Option Plan for other executives vest after a three and a half year period following the grant date.

The restricted stock unit awards granted in 2012, represent a commitment of Delhaize Group to deliver shares of our stock to the award recipient, at no cost to the recipient (one restricted stock unit equals one ordinary share). The fair value of the restricted stock unit awards granted in May 2012 is $38.86 and $39.62 for the August 2012 grant. The shares are delivered over a five-year period starting at the end of the second year after the award. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in our trading policies.

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2012 to our Chief Executive Officer and the other members of the Executive Committee. For additional information regarding equity compensation of executive management, see “Long-Term Incentive Plans” and Note 21.3 to the consolidated financial statements included in this document.

	2012
	Stock Options/ Warrants		Restricted Stock Unit Awards
Executive Management
Pierre-Olivier Beckers	32,000		12,000
Pierre Bouchut	38,072		—
Stéfan Descheemaeker	35,576		—
Michel Eeckhout	23,176		—
Ron Hodge	25,381		5,198
Nicolas Hollanders	14,238		1,466
Kostas Macheras	41,299		—
Roland Smith	300,000	(*)	40,000	(*)
Michael Waller	17,995		3,685
Total	527,737		62,349

(*)	including the following components: (1) special grant upon appointment as CEO of Delhaize America and (2) long-term incentive grant 2013.

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

Our executive officers, with the exception of Mr. Bouchut and Mr. Smith who joined the Company in 2012, were expected to achieve the share ownership levels by the end of 2012. New executive officers will be allowed a period of 5 years to achieve the recommended share ownership levels. Our Remuneration and Nomination Committee monitors the compliance with these guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

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

The employment agreements of the Chief Executive Officer Pierre-Olivier Beckers, Nicolas Hollanders, Stéfan Descheemaeker and Pierre Bouchut, who all have a Belgian employment contract do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

The employment agreement of Kostas Macheras, who has a Greek employment contract, provides for a severance payment of twice the annual base salary and annual incentive bonus in certain cases of termination of the agreement, for example in the event of retirement. Such payment is not due in case of dismissal of Kostas Macheras for serious misconduct or serious fault. The above-mentioned Greek employment contract relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary and has been referred to for the sake of completeness.

The U.S. employment agreement of Michael Waller provides the payment of 2 times the base salary and annual incentive bonus and the continuation of our health and welfare benefits for a comparable period in the event of the termination of his employment by our company without cause or by Michael Waller for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

The U.S. employment agreement of Roland Smith provides for a severance payment of eighteen months base salary and annual incentive bonus and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of his employment by the Company without cause or by Roland Smith for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

Ron Hodge retired in December 2012 and received in this context a lump sum representing the total cash compensation of one year. Michel Eeckhout retired in December 2012 and did not receive any payment in the framework hereof with the exception of a special contribution to the retirement benefits in order to guarantee normal retirement benefits at the age of 65.

The contracts with the members of Executive Management do not provide for a claw-back right for the Company in cases where the variable remuneration paid was calculated on the basis of erroneous financial data.

EMPLOYEES

As of December 31, 2012, we employed approximately 158,000 employees (of which approximately 77,500 were full-time employees and approximately 80,500 were part-time employees). As of December 31, 2012, we employed approximately 104,600 employees in the United States, approximately 16,400 in Belgium, and approximately 37,000 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2012, the directors and the members of our Executive Committee (17 persons as of that date) as a group owned 725,700 Delhaize Group ordinary shares or ADRs, which represented approximately 0.72% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2012, the members of our Executive Committee owned as a group 1,187,576 stock options, warrants and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

LONG-TERM INCENTIVE PLANS

Overview

We offer to certain of our management employees, including the members of our Executive Committee, a long-term incentive plan which includes a combination of stock options, restricted stock units and performance cash awards that are awarded generally on the basis of the following:

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

•

Performance cash grants represent 50% of the total expected value of each annual award. These grants provide for cash payments to the grant recipients at the end of three-year performance periods. The amount of the cash payments is dependent on performance against Board-approved financial targets (Return on Invested Capital (“ROIC”) and revenue growth) that are closely correlated to building long-term shareholder value. Board-approved minimum performance thresholds must be met before any payments are earned. Actual payments, if the minimum threshold is met, can range from 30% to 150% of the initial award. In exceptional circumstances, the Board may authorize certain payments even though minimum performance thresholds are not met.

To support the Company strategy and to recognize at the same time the need for a continuous effort to maximize the alignment with the shareholders’ interest, the following changes will be made to the grants under the U.S. Long Term Incentive plans:

•

As from 2013 for the Vice President level and above in the U.S., the grant of Restricted Stock Units will be turned into a grant of Performance Shares by submitting the vesting of the shares to the achievement of a financial performance condition (ROIC targets over a cumulative 3-year period).

•

As from 2013, the vesting scheme of Restricted Stock Units (Director level and below) and the Performance Shares will be changed into a cliff vesting after 3 years (instead of the current vesting scheme that foresees a vesting in equal installments of one fourth starting at the end of the second year following the grant date)

•	Finally, for the Vice President Level and above in the U.S., the 2013 grant will consist solely of Performance Shares and Stock Options (evenly split in expected value).

Equity-Based Compensation

As a component of long-term incentive compensation, we offer stock-related incentive plans to certain of our management employees (vice president and above), including the members of the Executive Committee. For employees of our non-U.S. operating companies, we offer stock option plans and warrant plans. For employees of our U.S.-based companies, the incentive plans are based on options, warrants and restricted stock units. The exercise of warrants under the warrant plans results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. Because stock option plans and the restricted stock unit plan are based on existing shares held in treasury or purchased in the market, no dilution occurs due to exercises under these plans. For additional information regarding equity-based compensation, see “Equity Compensation of Executive Management” above and Note 21.3 to the consolidated financial statements included in this document.

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

The disclosure statements must be addressed to the FSMA and to us at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at a shareholders’ meeting of Delhaize Group for the number of securities he/she validly disclosed at the latest twenty days before such meeting.

As of April 2, 2013, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Shares Held	Percentage of total voting rights on date of notification
October 23, 2008	Rebelco SA (subsidiary of Sofina SA)	4,050,000	4.04%
February 18, 2009	Citibank N.A. (*)	10,682,499	10.62%
October 22, 2012	Silchester International Investors LLP	10,242,561	10.05%
December 28, 2011	Black Rock Group	4,076,066	4.00%

(*)	As Depositary for the American Depositary Receipts program of Delhaize Group

Number of Shares and Potential Voting Rights of Delhaize Group(1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	101,921,498
Future potential voting rights resulting from exercise of warrants	3,588,813

(1)	As of April 2, 2013.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 8,717,985 ADRs outstanding and 14,684 record owners with a registered address in the United States as of March 31, 2013.

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

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not required to be applied in the EU (so called “carve-out”). We are not affected by the carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2012. We further refer to our comments made in connection with Changes in Accounting Policies and Disclosures and Standards and Interpretations issued but not yet effective.

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

Legal Proceedings

In April 2007, representatives of the Belgian Competition Council visited our Procurement Department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a local investigation affecting several companies active in Belgium in the supply and retail of health and beauty products and other household goods. On October 1, 2012, the Auditor to the Belgian Competition Council issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, on an alleged coordination of price increases on the concerned market from 2002 to 2007. As a next step, the Belgian Competition Council will hear the parties and establish a calendar for the exchange of arguments where we intend to vigorously defend ourself. The investigation report does not contain sufficient information, and there is no similar case precedent, that would allow estimating a possible financial impact that could result from any future decision of the Belgian Competition Council. According to Belgian legislation, compensation payments are calculated on the turnover of the last year of the alleged infringement and capped at 10% of the Belgian annual revenues of the year preceding the decision of the Competition Council. Such compensation payments, if any, will therefore be capped at 10% of the Belgian annual revenues of 2012 or 2013, depending on the timing of the decision. A decision by the Council is not expected before the end of 2013 and, under the current legislation, the parties involved have the right to appeal in court. Consequently, we currently do not have sufficient information available to make a reliable estimate of any financial impact or the timing thereof.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and we believe the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately from December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion, several of which already have been dismissed or resolved without any monetary payments by us. While we intend to continue to defend the remaining legal actions and claims vigorously, it cannot predict the outcome of all legal actions and claims, and thus, does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

We are from time to time a party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors” under Item 3 “Key Information.”

Dividend Policy

The Company’s objectives for managing capital are to safeguard the Delhaize Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Company may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group’s dividend policy aims at paying out a regularly increasing dividend while retaining free cash flow at an amount consistent with the opportunities to finance the future growth of the Group and maintaining the finance structure in accordance with the objectives stated above.

B. Significant Changes

On January 3, 2013, we redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap.

On January 17, 2013, we announced the decision to close 52 stores, of which 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, we recorded an impairment charge of €49 million in the fourth quarter of 2012. During the first quarter of 2013, earnings were impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations. In addition, we recorded charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of support services senior management and employees in the U.S.

On March 6, 2013, our Board of Directors proposed a gross dividend of €1.40 per share to be paid to owners of ordinary shares against coupon nr. 51 on May 31, 2013. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.05 per share. This dividend is still subject to approval by the shareholders at the Ordinary General Meeting of May 23, 2013 and, therefore, has not been included as a liability our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 6, 2013, is €143 million.

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

Stock Price Information

At the end of 2012, the Delhaize Group market capitalization was €3.1 billion. An aggregate of 128.2 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2012 for a total of €4.2 billion, and an aggregate of 11.7 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $502 million. The highest closing share price on NYSE Euronext Brussels was €46.85 and the lowest was €25.615, and the highest closing ADR price on the New York Stock Exchange was $59.60 and the lowest was $32.20. The average daily trading volume on NYSE Euronext Brussels was €16.4 million, or an average daily volume of 500,935 shares, and the average daily trading volume on the New York Stock Exchange was $2.0 million, or an average daily volume of 46,789 ADRs.

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

As of April 2, 2013, Delhaize Group had a market capitalization of €4.4 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On April 2, 2013, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €43.25. On April 2, 2013, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $55.06

Period	Delhaize Group Ordinary Shares		Delhaize Group ADRs
	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2013
April (through April 8)	43.25	40.09	55.06	52.30
March	42.56	35.86	54.81	46.96
February	37.32	35.35	50.04	46.75
January	36.21	30.84	48.56	40.55
2012
December	30.50	27.65	40.55	36.17
Quarterly Highs and Lows:
2013
First Quarter	42.56	30.84	54.81	40.55
2012
First Quarter	46.85	38.75	59.60	51.19
Second Quarter	40.00	25.62	53.39	32.20
Third Quarter	33.77	26.91	42.64	32.85
Fourth Quarter	31.43	26.18	40.69	33.48
2011
First Quarter	59.74	55.61	82.81	71.80
Second Quarter	59.97	50.77	88.78	72.98
Third Quarter	51.92	41.77	75.09	56.40
Fourth Quarter	48.37	41.53	69.00	54.72
Annual Highs and Lows:
2012	46.85	25.62	59.60	32.20
2011	59.97	41.53	88.78	54.72
2010	66.67	48.51	85.41	66.30
2009	54.49	43.22	79.30	55.19
2008	58.74	35.29	89.05	43.68
2007	75.47	56.05	102.97	81.34
2006	66.85	49.55	84.98	62.06
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

Directors

Nomination, Election, Retirement and Removal of Directors. On the recommendation of the Remuneration and Nomination Committee, our Board proposes the appointment of directors to our shareholders for approval at the Ordinary General Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. The term of directors who are not considered independent by our Board of Directors at the time of their election has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 70 during our standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

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

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of April 2, 2013, our corporate capital was € 50,960,749. The issuance premium on our capital was € 2,797,655,746. This corporate capital was represented by 101,921,498 Delhaize Group ordinary shares. At an extraordinary general meeting held on May 24, 2007, our shareholders approved the proposal to authorize our Board of Directors to increase the corporate capital or issue convertible bonds or subscription rights that might result in a further increase of capital by a maximum of €9,678,897. At the Ordinary and Extraordinary General Meeting held on May 24, 2012, our shareholders approved an amendment to our Articles of Association that authorized our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

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

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2012, our statutory reserve amounted to 10% of our capital. Subject to this requirement, the Board of Directors may propose to the meeting of shareholders, at which the annual accounts are reviewed, to distribute as a dividend all or a portion of our net profits relating to the prior accounting years available for distribution. At the annual general meeting, in connection with the approval of our accounts, our shareholders may decide to make a distribution of our net profits to all shareholders out of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At an extraordinary general meeting of shareholders held on May 24, 2007, the Delhaize Group shareholders approved the proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an increase in Delhaize Group’s capital of up to €9,678,897 for a period of five years expiring on June 18, 2012. At our Extraordinary General Meeting of shareholders held on May 24, 2012, the shareholders approved a proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an amendment to our Articles of Association that authorized our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

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

At the Extraordinary General Meeting held on May 26, 2011, our shareholders authorized our Board of Directors to acquire in the ordinary course of business up to 10% of our outstanding shares at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group ordinary share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization is granted for a period of five years. Such authorization also relates to the acquisition of our shares by one or several of our direct subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to the limits of an outstanding authorization granted to the Board of Directors by the shareholders, to satisfy exercises under the stock option plans that we offer our employees. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that we (including our subsidiaries) offer to employees and to hedge certain stock option plan exposures.

In 2012, we neither acquired any Delhaize Group ordinary shares (having a par value of €0.50 per share), nor did we transfer shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies. Also in 2012, Delhaize America, LLC did not repurchase any Delhaize Group ADRs, but did transfer 139,813 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2012, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €87 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

At the end of 2012, we owned 1,044,135 treasury shares (including ADRs), all of which were acquired prior to 2012, representing approximately 1.02% of our share capital.

We provided a Belgian credit institution with a discretionary mandate to purchase up to 1,100,000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

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

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. At the ordinary and extraordinary general meeting of the shareholders held on May 24, 2012, our shareholder approved the inclusion of a provision in the bonds, convertible bonds or medium term notes that the Company may issue within 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities. At the combined ordinary and extraordinary general Meeting of the shareholders held on May 26, 2011, our shareholders approved the inclusion of a provision in the bonds, convertible bonds or medium-term notes that we may issue within the 12 months from such meeting, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

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

Ability of stock option holders to exercise options in case of change of control of Delhaize Group. At the ordinary and extraordinary general meeting held on May 24, 2012, our shareholders approved a provision of the Delhaize Group 2012 U.S. Stock Incentive Plan and a provision of the Delhaize America, LLC 2012 Restricted Stock Unit Plan that provides that in the event of a change of control of Delhaize Group a holder of stock options and/or restricted stock units under either plan will have the right to acquire shares of the Company, regardless of the vesting period of the stock options and/or restricted stock units. At the combined ordinary and extraordinary general meeting of our shareholders held on May 24, 2007, our shareholders approved a provision of the Delhaize Group 2007 Stock Option Plan for Employees of Non-U.S. Companies and an amendment to the Delhaize Group 2002 Stock Incentive Plan that provide that in the event of a change of control of Delhaize Group the beneficiaries under the plans will have the right to exercise their options to acquire Delhaize Group shares regardless of the vesting period of the options.

Management employees of non-U.S. operating companies received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management employees of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 and 2012 Stock Incentive Plans, as amended, pursuant to which grants could be made to the beneficiaries of the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options outstanding under those plans as of December 31, 2012 can be found under Note 21.3 to the consolidated financial statements included in this document.

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

Fees and Expenses Payable by Delhaize Group ADS Holders

As a Delhaize Group ADS holder, you will be required to pay the following service fees to Citibank:

Service:	Fees:
Issuance of Delhaize Group ADSs upon deposit of ordinary shares	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) issued
Delivery of ordinary shares against surrender of Delhaize Group ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) surrendered
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
Distribution of cash dividends	None
Distribution of Delhaize Group ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
Distribution of securities other than Delhaize Group ADSs or rights to purchase additional Delhaize Group ADSs (i.e., spin—off shares)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held

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

Depositary Payments to Delhaize Group

In 2012, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds):	$170
Reimbursement of proxy process expenses (printing, postage and distribution) for registered and beneficial holders:	$151,171.10

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $127,282.71 for 2012.

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

Form of Second Amended and Restated Deposit Agreement. On April 23, 2013, Delhaize Group filed with the SEC post-effective amendment no. 1 to Form F-6 registration statement, which contains as an exhibit a form of second amended and restated deposit agreement among Citibank, as depositary bank, Delhaize Group, and the holders and beneficial owners of Delhaize Group ADSs issued thereunder, which we refer to herein as the Second Amended and Restated Deposit Agreement. On April 24, 2013, Citibank, as depositary bank, provided notice to holders of Delhaize Group ADSs of the Second Amended and Restated Deposit Agreement. Pursuant to the terms of the Second Amended and Restated Deposit Agreement, the deposit agreement and all American Depositary Receipts, which we refer to as ADRs, will be amended, inter alia, (a) to reflect Citibank’s updated schedule of fees and related charges associated with the administration of Delhaize Group’s ADS facility, (b) to permit Citibank to assess such fees and related charges in accordance with the terms, and subject to any conditions, set forth therein, (c) to add a section that allows Citibank to give notice of an amendment to the Second Amended and Restated Deposit Agreement by identifying a means for the holders and beneficial owners to retrieve or receive a text of such amendment, and (d) to add language indicating that the obligations under the terms of the Second Amended and Restated Deposit Agreement of holders and beneficial owners of ADSs outstanding as of the termination date shall survive the termination date and shall be discharged only when the applicable ADSs are presented by their holders to Citibank for cancellation under the terms of the Second Amended and Restated Deposit Agreement. As indicated in the notice, the Second Amended and Restated Deposit Agreement will become effective upon the later to occur of (i) the expiration of 30 days after the date of the notice, and (ii) the date upon which the SEC declares effective the post-effective amendment no. 1 to Form F-6 registration statement. The description of the Second Amended and Restated Deposit Agreement contained herein is qualified in its entirety by reference to the copy of the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to Delhaize Group’s post-effective amendment no. 1 to Form F-6 registration statement, which is incorporated herein by reference.

MATERIAL CONTRACTS

Delhaize Group April and November 2012 Debt Issuances and Tender Offers

In April 2012, we issued $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% of their principal amount. The offering of the notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC) and are not listed on any stock exchange. At the same time, we completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% senior notes due 2014. The net proceeds of the debt issuance were used in part to fund the partial repurchase of these senior notes of a nominal amount of €191 million at a price of 108.079%. Simultaneously, we entered into (i) matching interest rate swaps to hedge the Group’s exposure to changes in the fair value of the 4.125% notes due, which are designated and documented as a fair value hedge, and (ii) cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure.

During November 2012, we issued €400 million senior fixed rate bonds due 2020 at an annual coupon of 3.125%, issued at 99.709% of their principal amount. Delhaize Group entered into matching interest rate swaps to hedge €100 million of the Group’s exposure to changes in the fair value of the 3.125% bonds due to variability in market interest rates and applied fair value hedge accounting to this portion of the debt. The net proceeds of the issuance were primarily used to fund the following tender offers:

In December 2012, we completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million 2014 notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.

Simultaneously, we also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding. Delhaize Group exercised its right to redeem these remaining outstanding notes, which was completed on January 3, 2013 and prospectively discontinued hedge accounting.

Delhaize Group Facility Agreement

We are a party to a €600 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 15, 2011 (the “Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries, as original guarantors (the “Original Guarantors”), Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders. As of December 31, 2012. we had not drawn under the Facility Agreement. This summary of the Facility Agreement is qualified in its entirety by reference to the actual Facility Agreement filed as Exhibit 4.10 to Delhaize Group’s Report on Form 20-F filed June 24, 2011. Concurrently with the execution of the Facility Agreement, our subsidiary Delhaize America, LLC terminated all of the commitments under its 2009 Credit Agreement.

The Facility Agreement will mature on April 15, 2016. Funds are available under the Facility Agreement for the refinancing of financial indebtedness, working capital needs, capital expenditures and general corporate purposes of Delhaize Group or any subsidiary of Delhaize Group. Subject to certain conditions stated in the Facility Agreement, Delhaize Group may borrow, prepay and re-borrow amounts under the Facility Agreement at any time up to the date falling one month before the maturity date of the Facility Agreement.

Borrowings under the Facility Agreement will bear interest at the percentage rate per annum which is the aggregate of the London interbank offered rate (“LIBOR”), in relation to loans in US dollars, or EURIBOR in relation to loans in euros, plus an applicable margin of 120 basis points and 90 basis points, respectively as of April 15, 2011. The Facility Agreement provides that if Delhaize Group’s credit rating changes the margin may increase or decrease as set forth in the Facility Agreement. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Facility Agreement, Delhaize Group is required to pay a commitment fee computed at the annual rate of 40% of the applicable margin and a utilization fee if the aggregate amount of all outstanding loans exceeds 33.33% of the Total Commitments (as defined in the Facility Agreement). The accrued commitment fee and, if applicable, the accrued utilization fee are payable quarterly.

Delhaize Group’s ability to borrow under the Facility Agreement is subject to compliance by Delhaize Group with the covenants and conditions set forth in the Facility Agreement. The Facility Agreement contains customary representations, warranties and covenants, including two financial covenants applicable to Delhaize Group: (i) a maximum ratio of consolidated adjusted debt to consolidated EBITDA, which must not exceed 3.00 to 1.00, and (ii) a minimum ratio of consolidated EBITDA to Consolidated Net Interest Expense (as such terms are specified in the Facility Agreement), which must be at least 4.00 to 1.00.

The Facility Agreement also contains customary events of default, including but not limited to, failure to perform or observe terms, covenants or agreements included in the Facility Agreement. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings to be immediately due and payable together with accrued interest and fees.

The foregoing description is qualified in its entirety by reference to the Facility Agreement, which is filed as Exhibit 4.10 to this Annual Report on Form 20-F and is incorporated herein by reference.

Delta Maxi Acquisition Agreement

On March 3, 2011, we entered into an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi, a retail company operating more than 450 stores in five countries in Southeastern Europe. We closed the transaction on July 27, 2011 for a purchase price of €615 million subject to customary price adjustments, but not any earn-out or similar clauses. We began consolidating the results of Delta Maxi into our consolidated financial statements as of August 1, 2011. During the first half of 2012, we completed the purchase price allocation of the transaction and recorded indemnification assets of €33 million for legal contingencies as we expect to be compensated by the former owner for these potential losses. The foregoing description is qualified in its entirety by reference to the Delta Maxi Transaction Agreement, which was filed as Exhibit 4.9 to our Annual Report on Form 20-F filed on June 24, 2011 and our report on Form 6-K filed on July 28, 2011, which are both incorporated herein by reference.

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

As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., Bottom Dollar Food Holding, LLC, Bottom Dollar Food Southeast, LLC, and Bottom Dollar Food Northeast, LLC. Information with respect to our subsidiaries that are Cross Guarantors is included in Note 37 to the consolidated financial statements included in this document. All guarantor subsidiaries are 100% owned by us.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), the Belgium Income Tax Code, the Belgium Code on Miscellaneous Taxes and Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Belgium — United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and cannot assure you that the IRS will agree with such statements or conclusions.

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

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group’s ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary. Dividends paid to a non-corporate U.S. Holder in tax years beginning on or after January 1, 2013 that constitute “qualified dividend income” are taxable currently at a maximum income tax rate of 20%, provided that certain holding period and other requirements are met. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

Subject to certain limitations, a U.S. Holder may claim a foreign tax credit against its federal income taxes for Belgian tax withheld from dividends. U.S. Holders who do not choose to claim a foreign tax credit may instead claim a deduction for Belgian tax withheld, in computing taxable income. Under the Internal Revenue Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their tax advisors regarding the application of these rules. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the 20% maximum income tax rate described above.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains recognized in tax years beginning on or after January 1, 2013 are currently subject to a maximum U.S. federal income tax rate of 20%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of losses is subject to limitations.

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

U.S. Backup Withholding and Information Reporting. A U.S. Holder may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at a current rate of 28% with respect to dividends paid on the Delhaize Group ordinary shares or ADRs, or the proceeds of sale of Delhaize Group ordinary shares or ADRs, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under these rules will generally be creditable against the holder’s U.S. federal income tax liability. Under recent legislation, certain U.S. holders will be required to report information with respect to Delhaize Group ordinary shares or ADRs that are held through foreign accounts. U.S. Holders who fail to report information required could become subject to substantial penalties. Holders are advised to consult their own tax advisors as to the applicability of the information reporting and backup withholding rules to their ownership and disposition of the Delhaize Group ordinary shares or ADRs.

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

Taxation of distributions. For Belgian income tax purposes, dividends include:

(a)	all benefits from shares attributed to the shareholders by or on behalf of the Company, in any form whatsoever, including liquidation and redemption proceeds; and

(b)

reimbursements of share capital and issuance premiums (except for reimbursements carried out in accordance with the provisions of the Belgian Companies Code and to the extent the statutory capital and issue premiums qualify as so-called fiscal capital).

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 25% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. A 10% withholding tax is due on liquidation proceeds. The dividends distributed with respect to the ADRs will be subject to a 25% withholding tax rate.

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

Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etranger at the following address: FINTO, Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 (18 étage P) bte 3429, B-1000 Brussels, Belgium (phone: +32 2 576 90 09, fax: +32 2 576 17 78, e-mail: bct.cd.bruxelles.etr@minfin.fed.be). As a general rule, the reduced treaty rate can also be obtained at source. A U.S. Holder should file, within eight days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Withholding Tax Reduction under Belgian tax law. Provided that the required formalities are complied with, dividends paid by Delhaize Group to certain U.S. pension funds are exempted from withholding tax pursuant to Belgian domestic tax law, subject to the following cumulative conditions: they are neither conducting a business nor engaged in any activity of a lucrative nature, their statutory purpose is limited to the management and investment of funds raised in order to pay statutory or complementary pensions, and they are exempted from income tax in the United States.

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

The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.25% (but limited to €740 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company. Under current Belgian tax law, this rate and this maximum amount will reduce to 0.22% and € 650 for transactions occurring as from January 1, 2015.

The following persons do not need to pay the TOB:

•	professional intermediaries referred to in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account;

•	insurance companies referred to in Article 2, §1° of the Law of July 9, 1975 acting for their own account;

•	pension funds referred to in Article 2, 1 of the Law of October 27, 2006 acting for their own account;

•	undertakings for collective investment referred to in Part II of the Law of July 20, 2004 acting for their own account; and

•	non-residents, acting for their own account, upon delivery of a certificate of non-residence.

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

Exchange Controls

There are no foreign exchange controls in place in Belgium. The amount of cash payments that may be remitted by Delhaize Group to residents of the United States is not legally capped.

However, Delhaize group is in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on behalf of Delhaize Group, the credit institution will in certain circumstances be responsible for the reporting obligations.

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

(c)

offers for securities held solely by ‘qualified investors’ within the meaning of article 10 of the law of 16 June 2006 relating to public offerings of securities and the admission of securities to trading on regulated markets (which implements in Belgium the EU Prospectus Directive 2003/71/EC of 4 November 2003);

(d)	offers to fewer than 100 persons, other than ‘qualified investors’ within the meaning of the law of 16 June 2006 referred to above; and

(e)	offers for securities whose denomination per unit amounts to at least 50,000.

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

(b)	the weighted average market price of such securities during the 30 calendar days preceding the event triggering the obligation to launch the mandatory bid (i.e., when the 30% threshold is reached).

Prior to making a bid, a bidder must issue a prospectus which must be approved by the FSMA.

In case of a public takeover bid, the transaction is subject to approval by the European Commission under the EC Merger Regulation if:

(a)	the combined aggregate world-wide turnover of the bidder and the target to be acquired exceeds €5 billion; and

(b)	the European Community-wide turnover of each of the bidder and the target to be acquired exceeds €250 million.

provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Community-wide turnover within one and the same member state;

or if:

(a)	the combined aggregate worldwide turnover of the bidder and the target to be acquired exceeds €2.5 billion;

(b)	the European Community-wide turnover of each of the bidder and the target to be acquired exceeds €100 million;

(c)	in each of at least three Member States, the combined aggregate turnover of the bidder and the target to be acquired exceeds €100 million; and

(d)	in each of at least three Member States mentioned in (c) above, the aggregate turnover of each of the bidder and the target to be acquired exceeds €25 million;

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

The acquisition of a business through a public takeover bid that does not fall within the scope of the EU Merger Regulation may be subject to approval by one or several national competition authorities. It will be subject to approval by the Belgian Competition Authority under the Belgian Competition Act if:

(1)	the combined aggregate turnover in Belgium of the bidder and the target to be acquired exceeds €100 million; and

(2)	the turnover in Belgium of each of the bidder and the target to be acquired exceeds €40 million.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on internal control over financial reporting on page F-1 of this report.

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

Our board of directors has determined that Mr. Jack Stahl, Ms. Claire Babrowski, Jean-Pierre Hansen and Baron Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

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

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Réviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2012	2011
Audit Fees(a)	2,974,143	2,701,300
Audit-Related Fees(b)	106,289	52,175
Tax Fees(c)	145,024	110,275
All Other Fees(d)	16,311	365,682

(a)

Audit fees for the years ended December 31, 2012 and 2011 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.

(b)

Audit-related fees for the years ended December 31, 2012 and 2011 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.

(c)	Tax fees for the year ended December 31, 2012 and 2011 consist of fees for tax compliance, tax advice and tax planning.

(d)	All other fees for the year ended December 31, 2012 and 2011 consist primarily of fees for consulting services.

All audit related fees and tax fees for the years ended December 31, 2012 and 2011 were pre-approved under the pre-approval policies of the Audit Committee.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (b)
April 2013(a)	—	—	—	87
March 2013	—	—	—
February 2013	—	—	—
January 2013	—	—	—
December 2012	—	—	—
November 2012	—	—	—
October 2012	—	—	—
September 2012	—	—	—
August 2012	—	—	—
July 2012	—	—	—
Total	—	—	—

(a)	Through April 2, 2013.
(b)

In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c), to satisfy exercises under the stock option plans that Delhaize Group offers its employees. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to U.S. domestic companies listed on the NYSE. In accordance with SEC and NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards, but notes that one member of the Remuneration and Nomination Committee, Hugh G. Farrington, does not satisfy the independence requirements of the Belgian Companies Code applicable to Delhaize Group because Mr. Farrington has been compensated formerly as an executive of our subsidiary Hannaford Brothers. While the NYSE listing standards require that such committee be composed entirely of independent directors, the NYSE listing standards do not indefinitely disqualify a director from being deemed independent as a result of being compensated formerly as an executive of the listed company or any subsidiary thereof. A description of the differences between Delhaize Group’s corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is also available on our website at http://www.delhaizegroup.com/en/CorporateGovernance.aspx.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded in 2012 that Delhaize Group was in compliance with the provisions of the Corporate Governance Code.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2012, 2011 AND 2010 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2012.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J. H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.14	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.15	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.16	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nvsa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

Exhibit No.	Description

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Holding, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.9	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.10	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Southeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.11	Amended and Restated Deposit Agreement dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (incorporated by reference to Exhibit (a)(ii) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.12	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.13	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA. (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

4.14	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2012)

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Date: April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2012, 2011 and 2010, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for each of the three years in the period ended December 31, 2012. We have also audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

April 26, 2013

The statutory auditor

/s/ Michel Denayer

DELOITTE Bedrijfsrevisoren /Réviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Michel Denayer

Consolidated Balance Sheet

Consolidated Assets

(in millions of €)	Note	2012	2011(1)	2010
Goodwill	6	3 189	3 414	2 828
Intangible assets	7	848	878	634
Property, plant and equipment	8	4 331	4 550	4 075
Investment property	9	116	83	60
Investment in securities	11	11	13	125
Other financial assets	12	19	18	17
Deferred tax assets	22	89	97	95
Derivative instruments	19	61	57	61
Other non-current assets		53	48	19

Total non-current assets		8 717	9 158	7 914
Inventories	13	1 401	1 717	1 460
Receivables	14	634	697	637
Income tax receivables		21	10	1
Investment in securities	11	93	93	43
Other financial assets	12	—	22	3
Derivative instruments	19	—	1	5
Prepaid expenses		79	56	44
Other current assets		41	50	37
Cash and cash equivalents	15	932	432	758

		3 201	3 078	2 988

Assets classified as held for sale	5.2	18	56	—

Total current assets		3 219	3 134	2 988
Total assets		11 936	12 292	10 902

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Liabilities and Equity

(in millions of €)	Note	2012	2011(1)	2010
Share capital	16	51	51	51
Share premium	16	2 791	2 785	2 778
Treasury shares	16	(59)	(65)	(59)
Retained earnings	16	3 646	3 728	3 426
Other reserves	16	(60)	(47)	(34)
Cumulative translation adjustments	16	(1 178)	(1 038)	(1 094)

Shareholders’ equity		5 191	5 414	5 068
Non-controlling interests	16	2	5	1

Total equity		5 193	5 419	5 069

Long-term debt	18.1	2 313	2 325	1 966
Obligations under finance leases	18.3	612	689	684
Deferred tax liabilities	22	570	624	543
Derivative instruments	19	10	20	16
Provisions	20, 21	369	289	233
Other non-current liabilities		70	98	68

Total non-current liabilities		3 944	4 045	3 510
Short-term borrowings	18.2	—	60	16
Long-term debt - current portion	18.1	156	88	40
Obligations under finance leases	18.3	62	61	57
Derivative instruments	19	4	—	—
Provisions	20, 21	88	76	52
Income taxes payable		19	57	17
Accounts payable		1 884	1 845	1 574
Accrued expenses	23	437	442	393
Other current liabilities		145	199	174

		2 795	2 828	2 323

Liabilities associated with assets held for sale	5.2	4	—	—

Total current liabilities		2 799	2 828	2 323

Total liabilities		6 743	6 873	5 833

Total liabilities and equity		11 936	12 292	10 902

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Income Statement

(in millions of €)	Note	2012	2011(1)	2010
Revenues		22 737	21 110	20 850
Cost of sales	24, 25	(17 170)	(15 749)	(15 497)

Gross profit		5 567	5 361	5 353
Gross margin		24.5%	25.4%	25.7%
Other operating income	27	122	118	85
Selling, general and administrative expenses	24	(4 871)	(4 497)	(4 394)
Other operating expenses	28	(428)	(169)	(20)

Operating profit		390	813	1 024
Operating margin		1.7%	3.9%	4.9%
Finance costs	29.1	(258)	(203)	(215)
Income from investments	29.2	17	23	12

Profit before taxes and discontinued operations		149	633	821
Income tax expense	22	(24)	(156)	(245)

Net profit from continuing operations		125	477	576
Result from discontinued operations (net of tax)	5.3	(22)	(2)	(1)

Net profit		103	475	575
Net profit (loss) attributable to non-controlling interests		(2)	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)		105	475	574

(in €)
Earnings per share	31
Basic
Net profit from continuing operations		1.27	4.74	5.74
Group share in net profit		1.05	4.71	5.73
Diluted
Net profit from continuing operations		1.26	4.70	5.69
Group share in net profit		1.04	4.68	5.68

(in thousands)
Weighted average number of shares outstanding
Basic		100 777	100 684	100 271
Diluted		101 134	101 426	101 160

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Consolidated Statement of Comprehensive Income

(in millions of €)	Note	2012	2011(1)	2010
Net profit		103	475	575

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		—	—	1
Tax (expense) benefit		—	—	—

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	—	—	1
Gain (loss) on cash flow hedge		2	—	23
Reclassification adjustment to net profit		4	(5)	(15)
Tax (expense) benefit		(2)	2	(3)

Gain (loss) on cash flow hedge, net of tax	16, 19	4	(3)	5
Unrealized gain (loss) on financial assets available for sale		(1)	6	3
Reclassification adjustment to net profit		(6)	(4)	(1)
Tax (expense) benefit		1	—	—

Unrealized gain (loss) on financial assets available for sale, net of tax	16	(6)	2	2
Actuarial gain (loss) on defined benefit plans		(16)	(17)	1
Tax (expense) benefit		4	7	(1)

Actuarial gain (loss) on defined benefit plans, net of tax	16, 21	(12)	(10)	—
Exchange gain (loss) on translation of foreign operations		(140)	53	263
Reclassification adjustment to net profit		—	—	—

Exchange gain (loss) on translation of foreign operations	16	(140)	53	263

Other comprehensive income		(154)	42	271
Attributable to non-controlling interests		(1)	(1)	—
Attributable to equity holders of the Group		(153)	43	271

Total comprehensive income for the period		(51)	517	846
Attributable to non-controlling interests	16	(3)	(1)	1
Attributable to equity holders of the Group		(48)	518	845

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available- for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balances at January 1, 2010	100 870 626	50	2 752	955 586	(54)	3 044	(9)	(6)	2	(27)	(1 360)	4 392	17	4 409
Other comprehensive income	—	—	—	—	(1)	—	—	5	2	(1)	266	271	—	271
Net profit	—	—	—	—	—	574	—	—	—	—	—	574	1	575

Total comprehensive income for the period	—	—	—	—	(1)	574	—	5	2	(1)	266	845	1	846
Capital increases	684 655	1	25	—	—	—	—	—	—	—	—	26	—	26
Treasury shares purchased	—	—	—	441 996	(26)	—	—	—	—	—	—	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	—	—	(11)	(408 722)	22	—	—	—	—	—	—	11	—	11
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(161)	—	—	—	—	—	(161)	(1)	(162)
Purchase of non-controlling interests	—	—	—	—	—	(31)	—	—	—	—	—	(31)	(16)	(47)

Balances at December 31, 2010	101 555 281	51	2 778	988 860	(59)	3 426	(9)	(1)	4	(28)	(1 094)	5 068	1	5 069
Other comprehensive income	—	—	—	—	—	—	—	(3)	2	(12)	56	43	(1)	42
Net profit	—	—	—	—	—	475	—	—	—	—	—	475	—	475

Total comprehensive income for the period	—	—	—	—	—	475	—	(3)	2	(12)	56	518	(1)	517
Capital increases	336 909	—	13	—	—	—	—	—	—	—	—	13	—	13
Call option on own equity instruments	—	—	(6)	—	—	—	—	—	—	—	—	(6)	—	(6)
Treasury shares purchased	—	—	—	408 138	(20)	—	—	—	—	—	—	(20)	—	(20)

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available- for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Treasury shares sold upon exercise of employee stock options	—	—	(10)	(213 050)	14	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(174)	—	—	—	—	—	(174)	—	(174)
Non-controlling interests resulting from business combinations	—	—	—	—	—	—	—	—	—	—	—	—	15	15
Purchase of non-controlling interests	—	—	—	—	—	1	—	—	—	—	—	1	(10)	(9)

Balances at December 31, 2011(1)	101 892 190	51	2 785	1 183 948	(65)	3 728	(9)	(4)	6	(40)	(1 038)	5 414	5	5 419
Other comprehensive income	—	—	—	—	—	—	—	4	(6)	(11)	(140)	(153)	(1)	(154)
Net profit	—	—	—	—	—	105	—	—	—	—	—	105	(2)	103

Total comprehensive income for the period	—	—	—	—	—	105	—	4	(6)	(11)	(140)	(48)	(3)	(51)
Capital increases	29 308	—	1	—	—	—	—	—	—	—	—	1	—	1
Treasury shares sold upon exercise of employee stock options	—	—	(6)	(139 813)	6	—	—	—	—	—	—	—	—	—
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(177)	—	—	—	—	—	(177)	—	(177)
Purchase of non-controlling interests	—	—	—	—	—	(10)	—	—	—	—	—	(10)	—	(10)

Balances at December 31, 2012	101 921 498	51	2 791	1 044 135	(59)	3 646	(9)	—	—	(51)	(1 178)	5 191	2	5 193

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Statement of Cash Flows

(in millions of €)	Note	2012	2011	2010
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)		105	475	574
Net profit attributable to non-controlling interests		(2)	—	1
Adjustments for:
Depreciation and amortization		650	586	575
Impairment	28	288	135	14
Allowance for losses on accounts receivable		3	11	6
Share-based compensation	21.3	13	13	16
Income taxes	22	22	156	245
Finance costs		259	204	216
Income from investments		(17)	(23)	(12)
Other non-cash items		(16)	7	(2)
Changes in operating assets and liabilities:
Inventories		291	(147)	(108)
Receivables		74	(10)	(39)
Prepaid expenses and other assets		(31)	(15)	(10)
Accounts payable		54	(24)	98
Accrued expenses and other liabilities		2	(4)	16
Provisions		38	4	(24)
Interest paid		(229)	(196)	(202)
Interest received		10	11	11
Income taxes paid		(106)	(77)	(58)

Net cash provided by operating activities		1 408	1 106	1 317
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4.1	(12)	(591)	(19)
Business disposals, net of cash and cash equivalents disposed	5.1	3	—	—
Purchase of tangible assets (capital expenditures)	8, 9	(596)	(675)	(568)
Purchase of intangible assets (capital expenditures)	7	(92)	(87)	(92)
Sale of tangible and intangible assets		39	11	14
Sale and maturity of (investment in) debt securities, net		(1)	72	(13)
Purchase of other financial assets		—	(21)	(2)
Sale and maturity of other financial assets		22	28	15
Settlement of derivatives instruments		—	(2)	—

Net cash used in investing activities		(637)	(1 265)	(665)

Cash flow before financing activities		771	(159)	652
Financing activities
Proceeds from the exercise of share warrants and stock options	16	(1)	13	32
Purchase of call option on own equity instruments	16	—	(6)	—
Treasury shares purchased	16	—	(20)	(26)
Purchase of non-controlling interests	4.2	(23)	(10)	(47)
Dividends paid	17	(180)	(173)	(161)
Dividends paid by subsidiaries to non-controlling interests		—	—	(1)
Escrow maturities		—	2	2
Borrowing under long-term loans, net of financing costs		621	408	(1)
Repayment of long-term loans		(564)	(224)	(42)
Repayment of lease obligations		(54)	(53)	(49)
Borrowings (repayments) of short-term loans, net		(60)	(85)	(49)
Settlement of derivative instruments		(1)	2	(1)

Net cash used in financing activities		(262)	(146)	(343)

Effect of foreign currency translation		(8)	(21)	10

Net (decrease) increase in cash and cash equivalents		501	(326)	319
Cash and cash equivalents at beginning of period	15	432	758	439
Cash and cash equivalents at end of period	15	933 (1)	432	758

(1)	Includes €1 million in assets classified as held for sale.

Notes to the Financial Statements

1.	General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as “we,” “us,” “our,” “the Group” and “the Company”) is the operation of food supermarkets. The Company is present in ten countries on three continents. The Group’s sales network also includes other store formats such as convenience stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG,” respectively.

The consolidated financial statements for the year ended December 31, 2012 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 6, 2013 subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 23, 2013. In compliance with Belgian law, the consolidated financial statements will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2012 except for the Delhaize Group’s U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2012, 2011, and 2010 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatory applicable in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the comments made in connection with the “Initial Application of New, Revised or Amended IASB Pronouncements” in Note 2.2 and “Standards and Interpretations Issued but not yet Effective” in Note 2.5.

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

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2012:

•	Amendments to IAS 12 Income Taxes; and

•	Amendments to IFRS 7 Disclosures – Transfers of Financial Assets.

The adoption of these new, amended or revised pronouncements did not have any material impact on the consolidated financial statements of the Group.

2.3	Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied for all financial years presented except as explained in Note 2.2.

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

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established until such joint control ceases (see Note 36).

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

Non-controlling interests (also referred to as “minority interests”) represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity. Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore neither have an impact on profit or loss (this applies also to related acquisition costs) nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings.

Business Combinations and Goodwill

In accordance with IFRS 3, business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, that present ownership interests and that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses.” When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale, when the conditions are met, even when the Group retains a non-controlling interest. Non-current assets that will be abandoned are excluded from the scope of IFRS 5.

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

Translation of Foreign Currencies

•

Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). Delhaize Group’s financial statements are presented in (millions of) euros, the parent entity’s functional and the Group’s “presentation currency,” except where stated otherwise.

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

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

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

(in €)		Closing Rate			Average Daily Rate
	Country	2012	2011	2010	2012	2011	2010
1 USD	U.S.	0.757920	0.772857	0.748391	0.778331	0.718391	0.754318
100 RON	Romania	22.499719	23.130479	23.463163	22.42504	23.589913	23.740563
1 BGN	Bulgaria	0.511292	0.511292	—	0.511292	0.511292	—
100 RSD	Serbia	0.879353	0.955657	—	0.883939	0.980873	—
100 ALL	Albania	0.716384	0.719787	—	0.719373	0.713878	—
1 BAM	Bosnia & Herzegovina	0.511292	0.511292	—	0.511292	0.511292	—
100 IDR	Indonesia	0.007865	0.008524	0.008332	0.008302	0.008192	0.008304

Intangible Assets

Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as “Other liabilities” and released in analogy with SIC 15 Operating Leases - Incentives), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Intangible assets acquired as part of a business combination that are held to prevent others from using them (“defensive assets”) - often being brands with no intended future usage - are recognized separately from goodwill, as required by IFRS 3. Such assets are not used by the Group, but prevent others from using them and are therefore amortized over the expected useful life, which will depend on the facts and circumstances surrounding the specific defensive asset.

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

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of (internally and externally developed) intangible assets with finite lives are reviewed annually and are as follows:

• Prescription files	15 years

• Favorable lease rights	Remaining lease term

• Customer relationships	5 to 20 years

• Computer software	3 to 8 years

• Other intangible assets	3 to 15 years

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

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rental income or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third-parties as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies (including useful lives) as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

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

Rents paid on operating leases are recognized as an expense on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as “Other operating income” (see Note 27) in the period in which they are earned.

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

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as “Other operating income” (see Note 27) on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are regularly reviewed and written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. These “vendor allowances” are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash on call with banks and on hand, short-term deposits and other highly liquid investments with an original maturity of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to “Other current liabilities.”

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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash generating unit” or CGU).

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

Trade receivables are subsequently measured at amortized cost less a separate impairment allowance. The allowance for impairment of trade receivables is established (on a separate allowance account) when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses.” Impaired trade receivables are derecognized when they are determined to be uncollectible.

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

For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment includes a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement. Increases in their fair value after impairment are recognized directly in OCI.

Available-for-sale financial assets are included in “Investments in securities” (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired, or if the Group transferred the financial asset to another party and does not retain control or substantially all risks and rewards of the financial asset.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost that are included in “Debts,” “Borrowings,” “Accounts payable” and “Other liabilities.” In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

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

Financial liabilities are derecognized when the Group’s obligations specified in the contract expire or are discharged or cancelled.

Derivative Financial Instruments

While at recognition the initial measurement of derivative contracts is at fair value, the subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument and, if so, the nature of the item being hedged (see “Hedge Accounting” below).

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

The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the “dirty price” or “full fair value” (i.e., including any interest accrued).

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

•

Embedded derivatives are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted for separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance described above.

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

To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (e.g., when the forecast sale that is hedged takes place).

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

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined, considering (i) tax rates and laws that have been enacted or substantively enacted at the balance sheet date that are expected to apply when the temporary differences reverse and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

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

Deferred tax assets and liabilities are only offset if there is a legally enforceable right to offset current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interests and penalties relating to income taxes in “Income tax expense” in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific to the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized in “Finance costs” (see Note 29.1).

•

Closed store provisions: Delhaize Group regularly reviews its stores operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions,” which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (see Note 28), except for inventory write-downs, which are classified as “Cost of sales” (see Note 25). If appropriate (see accounting policy for “Non-Current Assets / Disposal Groups and Discontinued Operations” above), stores are accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Onerous contracts: IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented to third-parties are reclassified as investment property (see Note 9).

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

Closed store provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

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

Employee Benefits

•

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due (see Note 21.1).

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

•

Other post-employment benefits: some Group entities provide post-retirement health care benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. For details, see Delhaize Group’s other post-employment benefit plans in Note 21.2.

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

•

Share-based payments: the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, warrants or restricted stock units) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any (non-)market vesting conditions, but only service vesting conditions.

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

Any proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding (vested and unvested) options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received net of discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 Revenue to determine if it is acting as principal or agent.

•

Sales of products to the Group’s retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and “buy-one, get-one-free”-type incentives that are offered to retail customers through the Group’s customer loyalty programs. Discounts provided by vendors are recorded as a receivable.

Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is recognized as revenue when the award credits are redeemed.

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

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments (see Note 3).

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

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

•	Note 4.1 - Business combinations;

•	Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;

•	Notes 13, 25 - Accounting for vendor allowances;

•	Note 20 - Provisions;

•	Note 21 - Employee Benefits; and

•	Note 22 - Income Taxes.

2.5	Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group’s accounting periods beginning on January 1, 2013 or later periods. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

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

•

Amendments to IAS 19 Employee Benefits (applicable for annual periods beginning on or after January 1, 2013): The amendment will require, besides others, replacing interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset), including the impact of taxes in the measurement of the defined benefit obligation and immediate recognition of all past service costs. The amendments to IAS 19 require retrospective application. Based on the Group’s assessment, the revised IAS 19 standard would have increased the 2012 defined benefit cost by €2 million, and will increase the 2013 defined benefit cost by €1 million.

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

•

Amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities (applicable for annual periods beginning on or after January 1, 2013). The change will require specific disclosures to all recognized financial instruments that are offset or that are subject to enforceable master netting arrangements and will have limited impact on the Group’s consolidated financial statements, mainly in connection with financial derivative contracts.

•

Improvements to IFRS (applicable for annual periods beginning after January 1, 2013): On May 17, 2012, the IASB issued the final omnibus annual improvements standard containing six changes to five IASB pronouncements. The Group believes that these amendments will have no impact on the consolidated financial statements.

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

On October 28, 2010, the IASB issued the second part of IFRS 9 dealing with the Recognition and Measurement of Financial Liabilities, which is also applicable for annual periods beginning on or after January 1, 2015. The IASB has retained the existing guidance in IAS 39 regarding classifying and measuring financial liabilities, except for those liabilities where the fair value option has been elected, which is currently not the case for any of Delhaize Group’s financial liabilities. Therefore, the Group does not expect that the IFRS 9 guidance will have an impact on its consolidated financial statements with respect to financial liabilities.

On December 16, 2011, the IASB modified the mandatory effective date of IFRS 9 for annual periods beginning on or after January 1, 2015. The change modified the guidance about the disclosure requirements an entity needs to make when it first applies IFRS 9. In parallel with the amendment of IFRS 9, the IASB also modified IFRS 7 Financial Instruments: Disclosures and added specific requirements that an entity should disclose upon the initial application of IFRS 9.

Delhaize Group continues reviewing the revised guidance and the ongoing progress and subsequent changes made by the IASB with respect to the new standard in order to assess the full impact IFRS 9 might have on its consolidated financial statements, but will only be able to conclude once the IASB has finalized the development of IFRS 9, including the remaining phases on hedge accounting and impairment.

•

IFRS 10 Consolidated Financial Statements and Amendments to IAS 27 Separate Financial Statements (applicable for annual periods beginning on or after January 1, 2013). IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The remaining guidance of IAS 27 deals now solely with separate financial statements. The Group concluded that the implementation of IFRS 10 will have no material impact on its consolidated financial statements.

•

IFRS 11 Joint Arrangements and Amendments to IAS 28 Investments in Associates and Joint Ventures (applicable for annual periods beginning on or after January 1, 2013): Although IFRS 11 modifies the currently existing definition of joint control of IAS 31, the determination will still be based on the concept of unanimous consent. IFRS 11 classifies joint arrangements into two types - joint operations and joint ventures - and will require that investments in joint ventures are accounted for using the equity method in accordance with IAS 28, which has been amended to include additional guidance on the application of the equity method. The requirement to account for joint ventures using the equity method will impact the accounting of the Group’s investment in P.T. Lion Super Indo, LLC (“Super Indo”) which is currently proportionately consolidated and will be equity accounting as from January 1, 2013. Further, Super Indo will no longer represent an operating segment. Besides the investment in Super Indo, the Group does not have any other interest in jointly controlled entities.

•

IFRS 12 Disclosures of Interests in Other Entities (applicable for annual periods beginning on or after January 1, 2013): The standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The disclosures are generally more extensive than under current IFRS guidance.

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

•

Investment Entities: Amendments to IFRS 10, IFRS 12 and IAS 27 (applicable for annual periods beginning on or after January 1, 2014): On October 31, 2012, the IASB issued an amendment to IFRS 10, IFRS 12 and IAS 27 that introduced an exception to the principle that all subsidiaries shall be consolidated. This amendment defines the term investment entity and requires a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss in accordance with IAS 39. The Group expects that the new guidance will have no impact on its consolidated financial statements.

•

Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12): On June 28, 2012, the IASB issued an amendment to IFRS 10, IFRS 11 and IFRS 12 which clarifies that the “date of initial application” means “the beginning of the annual reporting period” in which these standards have to be applied for the first time. The requirement means that for Delhaize Group the date of initial application of these standards will be January 1, 2013.

2.6	Financial Risk Management, Objectives and Policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group’s principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash equivalents that result directly from the Group’s activities. The Group also holds several available-for-sale investments. Delhaize Group exclusively uses derivative financial instruments to hedge certain risk exposures.

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

Operating segments are components of an entity which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

•	has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and

•	exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Subsequently, the Group reviewed these operating segments in order to establish if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which are then aggregated into one single aggregated operating segment. In a final step, reportable segments have been identified, which represent (aggregated) operating segments that exceed the quantitative thresholds defined by IFRS 8 and require individual disclosure. Operating segments that do not pass these thresholds are by default combined into the “All Other Segments” category of IFRS 8, which the Group has labeled as “Southeastern Europe and Asia.”

Management concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non-operating - other business activities - and, therefore, decided to disclose separately the corporate activities of the Group in the segment “Corporate.”

During 2012, the CODM started, in addition to the financial information of Delhaize America as a whole, to review discrete financial information of the different U.S. banners, in order to better assess the performance and allocate resources to the main banners of the U.S. operations. Consequently, the Group’s U.S. banners represent individual operating segments. Delhaize Group reviewed these operating segments for similar economic characteristics and long-term financial performance, using, for example, operating profit margin, gross margin and comparable store sales development as quantitative benchmarks and concluded that aggregating them into the segment “United States” meets the requirements of IFRS 8 and is consistent with the core principle of the standard. While this has no immediate impact on the segment reporting, as the composition of the reportable segments did not change, goodwill is tested at operating segment level, before aggregation, in accordance with IAS 36 (see Note 6), i.e., separately for Food Lion and Hannaford.

Overall, this results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

The Executive Committee internally reviews the performance of Delhaize Group’s segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The operating segments information for 2012, 2011 and 2010 is as follows:

Year ended December 31, 2012 (in millions of €)	United States	Belgium(2)	Southeastern Europe and Asia(3)	Corporate	Total
Revenues(1)	14 632	4 922	3 183	—	22 737
Cost of sales	(10 800)	(3 921)	(2 449)	—	(17 170)
Gross profit	3 832	1 001	734	—	5 567
Gross margin	26.2%	20.3%	23.1%	—	24.5%
Other operating income	63	39	20	—	122
Selling, general and administrative expenses	(3 360)	(823)	(647)	(41)	(4 871)
Other operating expenses	(192)	(15)	(220)	(1)	(428)
Operating profit (loss)	343	202	(113)	(42)	390
Operating margin	2.3%	4.1%	(3.5%)	—	1.7%
Operating result of discontinued operations	(2)	—	(5)	—	(7)
Other information
Assets	7 191	1 838	2 318	589	11 936
Liabilities	2 511	1 342	887	2 003	6 743
Capital expenditures	354	153	157	24	688
Non-cash operating activities:
Depreciation and amortization	444	116	81	9	650
Impairment loss(6)	63	5	220	—	288
Share-based compensation	11	1	—	1	13

Year ended December 31, 2011 (in millions of €)	United States	Belgium(2)	Southeastern Europe and Asia(3),(4)	Corporate	Total(4)
Revenues(1)	13 815	4 845	2 450	—	21 110
Cost of sales	(10 049)	(3 825)	(1 875)	—	(15 749)
Gross profit	3 766	1 020	575	—	5 361
Gross margin	27.3%	21.0%	23.5%	—	25.4%
Other operating income	67	41	10	—	118
Selling, general and administrative expenses	(3 142)	(814)	(501)	(40)	(4 497)
Other operating expenses	(157)	(4)	(3)	(5)	(169)
Operating profit (loss)	534	243	81	(45)	813
Operating margin	3.9%	5.0%	3.3%	—	3.9%
Operating result of discontinued operations	—	—	(1)	—	(1)
Other information
Assets(5)	7 752	1 886	2 477	177	12 292
Liabilities(5)	2 765	1 211	844	2 053	6 873
Capital expenditures	416	142	185	19	762
Non-cash operating activities:
Depreciation and amortization	410	107	60	9	586
Impairment loss(6)	130	1	1	3	135
Share-based compensation	11	1	—	1	13

Year ended December 31, 2010 (in millions of €)	United States	Belgium(2)	Southeastern Europe and Asia(3)	Corporate	Total
Revenues(1)	14 187	4 800	1 863	—	20 850
Cost of sales	(10 272)	(3 803)	(1 422)	—	(15 497)
Gross profit	3 915	997	441	—	5 353
Gross margin	27.6%	20.8%	23.7%	—	25.7%
Other operating income	43	36	6	—	85
Selling, general and administrative expenses	(3 189)	(795)	(377)	(33)	(4 394)
Other operating expenses	(16)	(2)	(2)	—	(20)
Operating profit (loss)	753	236	68	(33)	1 024
Operating margin	5.3%	4.9%	3.7%	—	4.9%
Operating result of discontinued operations	—	—	—	—	—
Other information
Assets	7 850	1 806	1 014	232	10 902
Liabilities	2 592	1 141	508	1 592	5 833
Capital expenditures	410	128	113	9	660
Non-cash operating activities:
Depreciation and amortization	423	104	39	9	575
Impairment loss(6)	13	—	1	—	14
Share-based compensation	14	1	—	1	16

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand Duchy of Luxembourg.
(3)	Southeastern Europe and Asia includes the Group’s operations in Greece, Romania, Indonesia and since August 1, 2011 Serbia, Bulgaria, Bosnia and Herzegovina and Montenegro.
(4)	The 2011 consolidated income statement was adjusted for the reclassification of the Albanian operations to discontinued operations.
(5)	The December 31, 2011 consolidated balance sheet was revised to reflect the effects of the completion in the second quarter 2012 of the purchase price allocation of the Delta Maxi acquisition.
(6)	No impairment loss was recorded or reversed in equity. The 2012 impairment loss includes €16 million on the re-measurement of assets of the disposal group (see Note 5.3.)

Delhaize Group’s operation of retail supermarkets represents approximately 90% of the Group’s consolidated revenues. The remaining revenue represents wholesale retail revenues. Total revenues can be further analyzed as follows:

(as a percentage of revenues)	2012	2011	2010
Retail revenues
- Food - perishable	40.0%	37.9%	40.0%
- Food - non-perishable	35.6%	36.1%	35.5%
- Non-food	13.4%	15.0%	13.8%

Total retail revenues	89.0%	89.0%	89.3%
Wholesale revenues	11.0%	11.0%	10.7%

Total revenues	100.0%	100.0%	100.0%

Delhaize Group is not reliant on any individual major customer and, consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group’s revenue.

4.	Business Combinations and Acquisition of Non-controlling Interests

4.1	Business Combinations

Acquisitions during 2012

During 2012, Delhaize Group entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for in accordance with IFRS 3. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

Acquisitions during 2011

Acquisition of Delta Maxi

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, subject to customary purchase price adjustments, but not any earn-out or similar clauses.

At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by the Group (see Note 12). The acquired business, in combination with the Group’s existing operations in Greece and Romania, makes Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi was included into Delhaize Group’s consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe & Asia segment (see Note 3). Delhaize Group incurred approximately €11 million acquisition-related costs in 2011 that were included in selling, general and administrative expenses in the “Corporate” segment.

During the first half of 2012, the Group completed the purchase price allocation of the transaction and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions in accordance with IFRS 3. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets of €33 million for such contingencies as it expects to be compensated by the former owner for any potential losses. As a result, acquisition date goodwill increased from €467 million to €507 million. The €20 million held in escrow by the Group was entirely released through the year.

(in millions of €)	August 1, 2011
Cash paid	595
Cash held in escrow	20

Total consideration transferred	615
Indemnification assets	(33)

Total consideration	582

The above noted adjustments have been, in accordance with the guidance provided in IFRS 3, recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date, and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ended December 31, 2011.

The table below summarizes the total consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, comparing the provisional fair values (as disclosed in our 2011 annual report) and revised final acquisition date fair values.

	August 1, 2011 Acquisition date Fair Values
(in millions of €)	Provisional Fair Values(1)	Final Fair Values
Intangible assets	194	218
Property, plant and equipment	426	394
Investment property	44	34
Financial assets	24	24
Inventory	69	68
Receivables	59	54
Other assets	9	9
Cash and cash equivalents	21	21
Assets classified as held for sale	15	16

	861	838
Long-term debt, including current portion	(211)	(211)
Obligations under finance lease	(8)	(8)
Short-term borrowings	(132)	(132)
Provisions	(14)	(45)
Accounts payable	(259)	(261)
Other liabilities	(37)	(69)
Deferred tax liabilities	(24)	(22)
Total identified net assets	176	90

Non-controlling interests (measured at the proportionate shares of the net assets)	(28)	(15)
Goodwill arising on acquisition	467	507

Total	615	582

(1)	As disclosed in the 2011 annual report.

Receivables mainly consist of trade receivables and other receivables. The gross contractual amount of the receivables due is €65 million, of which €11 million is expected to be uncollectible, resulting in a final acquisition date fair value of €54 million.

The acquisition date goodwill was €507 million (Note 6) and has been allocated to the specific cash-generating units that were expected to benefit from the synergies of the combination, resulting in the following split between the various countries where Maxi operates, which represent the lowest level at which management monitors goodwill:

(in millions of €)	Final Acquisition Date value
Serbia	448
Bosnia & Herzegovina	26
Bulgaria	15
Montenegro	10
Albania	8

Total	507

The goodwill reflected the anticipated synergies that could be realized from integrating Delta Maxi into Delhaize Group’s international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes and is deductible for income tax purposes.

From the date of acquisition, Maxi (including Albania which was reclassified to discontinued operations) has contributed €460 million to the Group’s revenues and €(0.2) million to the net profit of the year in 2011. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately €584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies applied before acquisition date by Delta Maxi and existing policies applied within Delhaize Group, it was concluded that it would be impracticable to estimate the pro forma impact on the Group’s consolidated net profit for the full year.

Other 2011 acquisitions

In addition, Delhaize Group entered into several small agreements acquiring 17 individual stores in various parts of the world. The total consideration transferred during 2011 for these transactions was €16 million and resulted in an increase of goodwill of €10 million, mainly representing expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

Acquisitions during 2010

During 2010, Delhaize Group entered into several small agreements acquiring a total of 15 individual stores in various parts of the world, which meet the business definition under IFRS 3 and were accounted for accordingly. Total consideration transferred during 2010 was €16 million in cash, and additional final payments of €1 million were paid in 2011. These transactions resulted in an increase of goodwill of €12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of €3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010.

4.2	Acquisitions of Non-controlling Interests

Acquisitions during 2012

In June 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option selling to Delhaize Group its share of 49% in the subsidiary. In accordance with IAS 32, the Group recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. The Group reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

During 2012, Delhaize Group acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to other Maxi subsidiaries.

Acquisitions during 2011

Subsequent to the acquisition of Delta Maxi, Delhaize Group started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, the Group acquired non-controlling interests of a carrying amount of €10 million for a total cash consideration of approximately the same amount.

Acquisitions during 2010

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of €30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to €34.00 per share, based on an agreement with two major shareholders (approximately 12%) of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delhaize Group held 89.56% of Alfa Beta shares. During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

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

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta, which was delisted from the Athens Exchange as of October 1, 2010.

The difference between the carrying amount of non-controlling interest (€16 million) and the fair value of the consideration paid (€47 million), including transactions costs (€1 million), was recognized directly in equity and attributed to the shareholders of the Group and, therefore, had no impact on goodwill or profit or loss.

5.	Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1	Divestitures

On February 14, 2012, Delhaize Group reached a binding agreement to sell Wambacq & Peeters SA, a Belgian transport company, to Van Moer Group. This transaction did not meet the criteria of a “Discontinued Operation” and was completed on April 30, 2012.

Delhaize Group received €3 million in cash and recorded a gain on disposal of €1 million in 2012.

No divestitures took place in 2011 and 2010.

5.2	Disposal Group / Assets Classified as Held for Sale

Disposal of Delhaize Albania SHPK

The assets and liabilities related to the Group’s operations in Albania (part of the Southeastern Europe & Asia segment) have been presented as held for sale following the approval of Delhaize Group’s Board of Directors on December 19, 2012 to sell Delhaize Albania SHPK. In January 2013, Delhaize Group reached a binding agreement with Balfin SHPK and agreed on a sales price of €2 million, subject to contractual adjustments. The transaction was completed in February 2013.

At December 31, 2012, the carrying value of assets classified as assets held for sale and associated liabilities were as follows:

(in millions of €)	2012
Property, plant and equipment	1
Inventories	3
Receivables and other current assets	1
Cash and cash equivalents	1

Assets classified as held for sale	6
Less:
Non-current liabilities	(1)
Accounts payable and accrued expenses	(3)

Assets classified as held for sale, net of associated liabilities	2

The Group recognized an impairment loss of €16 million (see also Note 5.3) to write down the carrying value of Delhaize Albania to its fair value less costs to sell, which includes goodwill impairment charges of approximately €8 million.

Disposal of individual properties

As part of the acquisition of Delta Maxi (see Note 4.1), the Group identified a number of properties, mainly small shops, office buildings, pharmacies or bank branches, which it considered not being incremental to its retail operations. At year-end 2011, the revised carrying value of the assets held for sale amounted to €56 million. During 2012, the Group sold properties for a total amount of €17 million. As a result of the weakening real estate market and the deteriorating state of the property for sale, the fair value less cost to sell of a number of properties decreased during 2012 resulting in impairment losses of €18 million. As due to these conditions, a sale within the anticipated timeframe was considered to be no longer feasible, properties for a total net book value of €7 million have been reclassified to investment property (see Note 9). Consequently, at December 31, 2012, the remaining properties held for sale amount to €10 million and are part of the Southeastern Europe & Asia Segment.

In addition, Delhaize America intends to dispose a parcel of land within the next 12 months for €2 million.

5.3	Discontinued Operations

As mentioned in Note 5.2, Delhaize Albania was classified as a disposal group held for sale and qualified simultaneously as discontinued operations. The Group recognized an impairment loss of €16 million in order to write down the carrying value of Delhaize Albania to its estimated fair value less cost to sell and classified the operations of Delhaize Albania in 2012 and 2011 as “Result from discontinued operations (net of tax).” No pre-tax loss or gain was recognized on the re-measurement of assets held for sale in 2011 and 2010.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of €, except per share information)	2012	2011(1)	2010
Revenues	21	9	—
Cost of sales	(18)	(7)	—
Other operating income	1	—	—
Selling, general and administrative expenses	(8)	(3)	—
Other operating expenses	(3)	—	—
Finance costs	(1)	(1)	(1)

Result before tax	(8)	(2)	(1)
Income taxes	2	—	—

Result of discontinued operations (net of tax)	(6)	(2)	(1)
Pre-tax loss recognized on re-measurement of assets of disposal groups	(16)	—	—
Income taxes	—	—	—

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(22)	(2)	(1)

Basic earnings per share from discontinued operations	(0.22)	(0.03)	(0.01)
Diluted earnings per share from discontinued operations	(0.22)	(0.02)	(0.01)

Operating cash flows	(6)	(5)	—
Investing cash flows	9	(3)	—
Financing cash flows	(3)	9	—

Total cash flows	—	1	—

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

6.	Goodwill

(in millions of €)	2012	2011(1)	2010
Gross carrying amount at January 1	3 487	2 900	2 707
Accumulated impairment at January 1	(73)	(72)	(67)

Net carrying amount at January 1	3 414	2 828	2 640
Acquisitions through business combinations and adjustments to initial purchase accounting	3	517	12
Classified as held for sale	(8)	—	—
Impairment loss	(136)	—	—
Currency transaction effect	(84)	69	176

Gross carrying amount at December 31	3 396	3 487	2 900
Accumulated impairment at December 31	(207)	(73)	(72)

Net carrying amount at December 31	3 189	3 414	2 828

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

During 2012, the Group revised its reporting to the CODM for its U.S. operations (see Note 3). As a consequence, Delhaize Group’s U.S. operations represent separate operating segments at which goodwill needs to be reviewed for impairment testing purposes.

In 2011, Delhaize Group acquired 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area. During the first half of 2012, Delhaize Group completed the purchase price allocation of the Delta Maxi acquisition and recognized goodwill of €507 million at acquisition date (see Note 4.1).

The Group’s CGUs with significant goodwill allocations are detailed below:

(in millions)		2012	2011	2010
Food Lion	USD	1 259	1 259	1 259
Hannaford	USD	1 984	1 984	1 984
United States	EUR	2 458	2 507	2 427
Serbia	RSD	36 228	45 844	—
Bulgaria	BGN	—	30	—
Bosnia & Herzegovina	BAM	—	50	—
Montenegro	EUR	—	10	—
Albania	ALL	—	1 161	—
Maxi(1)	EUR	318	497	—
Belgium	EUR	186	184	182
Greece	EUR	207	207	202
Romania	EUR	20	19	17

Total	EUR	3 189	3 414	2 828

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

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

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

•

The value in use (“VIU”) calculations use local currency cash flow projections based on the latest available financial plans approved by management for all CGUs, adjusted to ensure that the CGUs are tested in its current condition, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to five years.

Growth rates and operating margins used to estimate future performance are equally based on past performance and experience of growth rates and operating margins achievable in the relevant market and in line with market data, where possible. Beyond five years, perpetual growth rates are used which do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. These pre-tax cash flows are discounted applying a pre-tax rate, which is derived from the CGU’s WACC (Weighted Average Cost of Capital) in an iterative process as described by IAS 36.

•

The fair value less cost to sell (“FVLCTS”) is based on discounted cash flow calculations, in local currencies, using cash flow projections based on the latest available financial plans approved by management for all CGUs, as explained above. Cash flows beyond the three-year period are extrapolated to ten years in line with market participant assumptions. Beyond ten years, perpetual growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. Operating margins are kept in line with longer term market assumptions. Delhaize Group uses pre-tax cash flows which are discounted applying a pre-tax rate, being derived from the CGU’s WACC as described above. Earnings multiples paid for similar companies in the market are used to ensure appropriateness of the FVLCTS estimates and overall consistency.

United States

The recoverable amount of the U.S. operating segments Food Lion and Hannaford has been determined based on VIU calculations. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax discount rate
2012:
Food Lion	2.3%	10.1%
Hannaford	2.3%	9.6%
2011:
Food Lion	2.3%	10.4%
Hannaford	2.3%	10.4%
2010:
Food Lion	2.3%	11.7%
Hannaford	2.3%	10.8%

Management believes that the assumptions used in the VIU calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2012 VIU for both Food Lion and Hannaford by $396 million. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the 2012 VIU for Food Lion and Hannaford by $891 million and $893 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the VIU. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would decrease the 2012 VIU for Food Lion and Hannaford by $485 million and $493 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the VIU.

Europe

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU calculations. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax discount rate
2012:
Belgium	2.4%	9.9%
Greece	1.6%	14.4%
Romania	2.3%	11.7%
2011:
Belgium	3.3%	10.3%
Greece	2.5%	14.3%
Romania	2.7%	11.9%
2010:
Belgium	2.9%	7.8%
Greece	2.5%	7.0%
Romania	3.7%	14.7%

Management believes that the assumptions used in the VIU calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other constant, would decrease the 2012 VIU for Belgium, Greece and Romania by €201 million, €60 million and €15 million respectively. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the 2012 VIU for Belgium, Greece and Romania by €444 million, €104 million and €40 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would decrease the 2012 VIU for Belgium, Greece and Romania by €258 million, €96 million and €37 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU.

Considering the expected growth of the relatively young operations in the Maxi countries, the recoverable amount of these countries has been determined based on FVLCTS calculations. Delhaize Group impaired 100% of the goodwill related to Bulgaria, Bosnia & Herzegovina and Montenegro and recognized a €85 million impairment loss with respect to the Serbian goodwill. The Group believes that this brings the value of the operations in line with its revised current expectations and reflects market conditions in the various countries, resulting from less optimistic expectations on growth rates, due to lower sales square meters assumptions, and higher competitive environment compared to the initial assumptions applied, having a negative impact on revenue growth, despite maintaining profitability. The key assumptions used and the recognized impairment losses were as follows:

	Perpetual Growth Rate	Pre-tax discount rate	Impairment Loss (in millions)
Serbia	3.7%	14.6%	RSD	9 616
Bulgaria	2.7%	10.7%	BGN	30
Bosnia & Herzegovina	2.3%	16.1%	BAM	50
Montenegro	3.4%	14.1%	EUR	10
Total			EUR	136

The Group estimated that a decrease in growth rate by 50 basis points, keeping all other constant, would further decrease the FVLCTS for Serbia by €16 million. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the FVLCTS by €72 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €84 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €68 million.

Impairment losses are recognized in profit or loss in “Other operating expenses” (Note 28).

As a result of the decision to dispose the Group’s Albanian operations (see Note 5.2), relating goodwill has been fully impaired to reflect the measurement of Albania at FVLCTS, as required by IFRS 5. The remeasurement loss has been included in “Result from discontinued operations (net of tax)” (Note 5.3).

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

During 2012, the Group fully impaired the Albanian trade name (€3 million), reflecting the measurement of the disposal group in accordance with IFRS 5, and included this impairment in “Result from discontinued operations (net of tax)” (Note 5.3). Further, the Group recognized impairment charges in connection with the Piccadilly brands in Bulgaria (part of the “Southeastern Europe & Asia” segment) for €15 million, reflecting the Group’s revised expectations on market conditions. The recoverable amount has been estimated using the royalty-relief-method and royalty rates for the various Maxi brands range from 0.68% (Piccadilly) to 1.34% (Maxi), depending on the individual local strengths of the different brands. No impairment loss of trade names was recorded or reversed in 2011 or 2010.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2012	599	222	281	170	65	1 337
Additions	—	71	17	—	4	92
Sales and disposals	—	—	(2)	(12)	(4)	(18)
Transfers (to) from other accounts	—	(20)	30	—	—	10
Classified as held for sale	(3)	—	—	—	—	(3)
Currency translation effect	(21)	(2)	(5)	(4)	(2)	(34)
Cost at December 31, 2012	575	271	321	154	63	1 384
Accumulated amortization at January 1, 2012	—	(116)	(171)	(105)	(30)	(422)
Accumulated impairment at January 1, 2012	(36)	—	—	—	(1)	(37)
Amortization expense	—	(27)	(36)	(11)	(3)	(77)
Impairment loss	(15)	—	—	—	(2)	(17)
Sales and disposals	—	—	1	12	4	17
Transfers to (from) other accounts	—	—	(8)	—	—	(8)
Currency translation effect	—	1	3	2	2	8
Accumulated amortization at December 31, 2012	—	(142)	(211)	(102)	(28)	(483)
Accumulated impairment at December 31, 2012	(51)	—	—	—	(2)	(53)

Net carrying amount at December 31, 2012	524	129	110	52	33	848

Cost at January 1, 2011	390	192	230	195	56	1 063
Additions	—	58	27	—	2	87
Sales and disposals	—	(12)	(6)	(36)	—	(54)
Acquisitions through business combinations	200	—	1	8	9	218
Transfers (to) from other accounts	—	(19)	21	—	(3)	(1)
Currency translation effect	9	3	8	3	1	24
Cost at December 31, 2011(1)	599	222	281	170	65	1 337
Accumulated amortization at January 1, 2011	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at January 1, 2011	(35)	(2)	(3)	—	—	(40)
Amortization expense	—	(23)	(32)	(11)	(4)	(70)
Impairment loss	—	(1)	(1)	—	(1)	(3)
Sales and disposals	—	12	5	37	—	54
Transfers to (from) other accounts	—	(5)	3	—	3	1
Currency translation effect	(1)	(3)	(5)	(2)	(1)	(12)
Accumulated amortization at December 31, 2011	—	(116)	(171)	(105)	(30)	(422)
Accumulated impairment at December 31, 2011	(36)	—	—	—	(1)	(37)

Net carrying amount at December 31, 2011(1)	563	106	110	65	34	878

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2010	362	151	175	201	49	938
Additions	—	43	43	—	6	92
Sales and disposals	—	(4)	(2)	(22)	—	(28)
Transfers (to) from other accounts	—	(4)	5	—	(2)	(1)
Currency translation effect	28	6	9	16	3	62
Cost at December 31, 2010	390	192	230	195	56	1 063
Accumulated amortization at January 1, 2010	—	(71)	(103)	(123)	(24)	(321)
Accumulated impairment at January 1, 2010	(33)	(3)	(2)	(5)	—	(43)
Amortization expense	—	(21)	(32)	(12)	(4)	(69)
Sales and disposals	—	4	1	22	—	27
Transfers to (from) other accounts	—	(1)	1	(1)	2	1
Currency translation effect	(2)	(4)	(6)	(10)	(2)	(24)
Accumulated amortization at December 31, 2010	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at December 31, 2010	(35)	(2)	(3)	—	—	(40)

Net carrying amount at December 31, 2010	355	96	89	66	28	634

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Trade name assets are allocated to the following cash generating units:

(in millions of €)	December 31,
	2012	2011(1)	2010
Food Lion	196	200	193
Hannaford	163	167	162

Delhaize America	359	367	355
Serbia	151	164	—
Bulgaria	14	29	—
Albania	—	3	—

Maxi	165	196	—

Total	524	563	355

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Amortization expenses are mainly charged to selling, general and administrative expenses.

8.	Property, Plant and Equipment

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2012	2 539	1 902	3 624	87	969	9 121
Additions	96	101	246	147	14	604
Sales and disposals	(21)	(110)	(228)	(4)	(26)	(389)
Acquisitions through business combinations	3	—	1	—	—	4
Transfers (to) from other accounts	29	56	41	(187)	(86)	(147)
Currency translation effect	(49)	(28)	(56)	—	(15)	(148)
Divestitures / Classified as held for sale	(1)	(1)	(12)	—	—	(14)
Balance at December 31, 2012	2 596	1 920	3 616	43	856	9 031
Accumulated depreciation at January 1, 2012	(735)	(1 126)	(2 117)	—	(422)	(4 400)
Accumulated impairment at January 1, 2012	(19)	(35)	(62)	—	(55)	(171)
Depreciation expense	(93)	(132)	(294)	—	(49)	(568)
Impairment loss	(15)	(23)	(36)	(1)	(12)	(87)
Sales and disposals	14	109	210	—	25	358
Transfers to (from) other accounts	10	1	4	—	78	93
Currency translation effect	11	17	34	—	8	70
Divestitures / Classified as held for sale	—	—	5	—	—	5
Accumulated depreciation at December 31, 2012	(801)	(1 160)	(2 203)	—	(407)	(4 571)
Accumulated impairment at December 31, 2012	(26)	(29)	(53)	(1)	(20)	(129)

Net carrying amount at December 31, 2012	1 769	731	1 360	42	429	4 331

Cost at January 1, 2011	1 930	1 861	3 217	94	930	8 032
Additions	112	92	265	204	35	708
Sales and disposals	(8)	(22)	(96)	(5)	(18)	(149)
Acquisitions through business combinations	297	21	77	5	—	400
Transfers (to) from other accounts	167	(90)	76	(213)	(6)	(66)
Currency translation effect	41	40	85	2	28	196
Balance at December 31, 2011(1)	2 539	1 902	3 624	87	969	9 121
Accumulated depreciation at January 1, 2011	(587)	(1 055)	(1 881)	—	(380)	(3 903)
Accumulated impairment at January 1, 2011	—	(12)	(23)	—	(19)	(54)
Depreciation expense	(74)	(126)	(264)	—	(49)	(513)
Impairment loss	(17)	(24)	(39)	—	(35)	(115)
Sales and disposals	4	20	89	—	19	132
Transfers to (from) other accounts	(60)	65	(3)	—	3	5
Currency translation effect	(20)	(29)	(58)	—	(16)	(123)
Accumulated depreciation at December 31, 2011	(735)	(1 126)	(2 117)	—	(422)	(4 400)
Accumulated impairment at December 31, 2011	(19)	(35)	(62)	—	(55)	(171)

Net carrying amount at December 31, 2011(1)	1 785	741	1 445	87	492	4 550

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2010	1 764	1 652	2 891	62	845	7 214
Additions	59	82	228	184	54	607
Sales and disposals	(11)	(29)	(124)	—	(27)	(191)
Acquisitions through business combinations	1	1	2	—	—	4
Transfers (to) from other accounts	45	58	55	(154)	—	4
Currency translation effect	72	97	165	2	58	394
Balance at December 31, 2010	1 930	1 861	3 217	94	930	8 032
Accumulated depreciation at January 1, 2010	(503)	(899)	(1 633)	—	(330)	(3 365)
Accumulated impairment at January 1, 2010	—	(14)	(34)	—	(16)	(64)
Depreciation expense	(71)	(127)	(254)	—	(51)	(503)
Impairment loss	—	(2)	(5)	—	(5)	(12)
Sales and disposals	8	29	115	—	27	179
Transfers to (from) other accounts	(1)	(2)	1	—	—	(2)
Currency translation effect	(20)	(52)	(94)	—	(24)	(190)
Accumulated depreciation at December 31, 2010	(587)	(1 055)	(1 881)	—	(380)	(3 903)
Accumulated impairment at December 31, 2010	—	(12)	(23)	—	(19)	(54)

Net carrying amount at December 31, 2010	1 343	794	1 313	94	531	4 075

Depreciation expense is included in the following line items of the income statement:

(in millions of €)	2012	2011	2010
Cost of sales	61	56	56
Selling, general and administrative expenses	507	457	447

Total depreciation	568	513	503

Property, plant and equipment can be summarized by reportable segment as follows:

(in millions of €)	December 31,
	2012	2011(1)	2010
United States	2 510	2 750	2 794
Belgium	828	808	784
Southeastern Europe and Asia	983	983	488
Corporate	10	9	9

Total property, plant and equipment	4 331	4 550	4 075

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

In accordance with the accounting policy in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows of store assets are independent of other (groups of) assets (“cash-generating unit” or CGU), for potential impairment based on historical and projected cash flows. The value in use, applying the main assumptions detailed in Note 6, is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. The fair value less cost to sell is estimated based on a multiples approach or independent third-party appraisals, based on the location and condition of the stores. Closed stores are reviewed for impairment on a fair value less cost to sell basis, based on actual results of the past and using observable market data, where possible.

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

Impairment losses of property, plant and equipment are recorded in other operating expenses (Note 28).

During the fourth quarter of 2012, the Group recognized impairment charges of €87 million related to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, both in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the impairment of 6 stores in Belgium (€5 million).

A store portfolio review resulted in the decision to close 146 underperforming stores in the first quarter of 2012. Consequently, the Group recorded in 2011 €115 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar stores) and one distribution center, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet (see Note 4). In addition, Delhaize Group recognized impairment reversals of €3 million in the United States, which was offset by impairment charges in various other parts of the Group.

The 2010 impairment losses of €12 million relate to underperforming stores, mainly in the United States, with only insignificant amounts incurred in connection with store closings.

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of €)	December 31,
	2012	2011	2010
Land and buildings	15	17	—
Leasehold improvements	23	24	2
Furniture, fixtures, equipment and vehicles	36	39	5
Construction in progress	1	—	—
Property under finance leases	12	35	5

Total	87	115	12

In 2012 and 2011, the Group reclassified property, plant and equipment to investment property (see Note 9) for €44 million and €31 million, respectively. In accordance with the Group’s policy, closed stores held under finance lease agreements are reclassified to investment property. In 2011 the Group also transferred €16 million of assets acquired from Delta Maxi to “Assets classified as held for sale.”

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2012 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	229	593	731	—	1 553
Belgium	153	32	208	447	840
Southeastern Europe & Asia	318	—	694	46	1 058

Total	700	625	1 633	493	3 451

9.	Investment Property

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

In 2012, €44 million of property, plant and equipment was transferred to investment property (see Note 8), of which €34 million related to the store portfolio review, which took place at the beginning of 2012. In 2011, Delhaize Group acquired investment property of €34 million as part of the Delta Maxi acquisition (see Note 4.1), of which €21 million was subsequently classified as “held for sale.” In 2012, as a result of the weakening real estate market and the deteriorating state of the property for sale, making a sale within the foreseeable future unlikely, part of these properties (net book value of €7 million) has been reclassified into investment property (see Note 5.2).

During 2012, the Group recorded €14 million of impairment charges, primarily on 15 properties in the United States and a warehouse in Albania. In 2011, an impairment loss of €17 million was recorded, primarily due to the portfolio review (€12 million).

(in millions of €)	2012	2011(1)	2010
Cost at January 1	137	91	79
Additions	6	2	15
Sales and disposals	(29)	(7)	(6)
Acquisition through business combinations	—	34	—
Transfers (to) from other accounts	142	12	(3)
Currency translation effect	(6)	5	6
Cost at December 31	250	137	91
Accumulated depreciation and impairment at January 1	(54)	(31)	(29)
Depreciation expense	(4)	(3)	(3)
Sales and disposals	26	3	5
Impairment	(14)	(17)	(2)
Transfers to (from) other accounts	(91)	(3)	—
Currency translation effect	3	(3)	(2)
Accumulated depreciation and impairment at December 31	(134)	(54)	(31)

Net carrying amount at December 31	116	83	60

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

At December 31, 2012, 2011 and 2010, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €146 million, €115 million and €92 million at December 31, 2012, 2011 and 2010, respectively. The fair values for disclosure purposes have been determined using either the support of qualified independent external valuers or by internal valuers with the necessary recognized and relevant professional qualification, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was €7 million for 2012, €5 million for 2011 and €3 million for 2010. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €6 million in 2012, €5 million in 2011 and €4 million in 2010. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses were €4 million in 2012, €2 million in 2011 and €4 million in 2010.

10.	Financial Instruments by Category

10.1 Financial Assets

Financial Assets by Class and Measurement Category

(in millions of €)	December 31, 2012
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	11	11
Other financial assets	12	19	—	—	—	19
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	634	—	—	—	634
Investments in securities	11	—	—	—	93	93
Other financial assets	12	—	—	—	—	—
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	932	—	—	—	932

Total financial assets		1 585	61	—	104	1 750

(in millions of €)	December 31, 2011
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	13	13
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	57	—	—	57
Current
Receivables(1)	14	697	—	—	—	697
Investments in securities	11	—	—	—	93	93
Other financial assets	12	22	—	—	—	22
Derivative instruments	19	—	1	—	—	1
Cash and cash equivalents	15	432	—	—	—	432

Total financial assets		1 169	58	—	106	1 333

(1)	2011 was revised to reflect the effects of the completion of the purchase price allocation of the Delta Maxi acquisition in the second quarter of 2012.

(in millions of €)	December 31, 2010
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	125	125
Other financial assets	12	17	—	—	—	17
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	637	—	—	—	637
Investments in securities	11	—	—	—	43	43
Other financial assets	12	3	—	—	—	3
Derivative instruments	19	—	5	—	—	5
Cash and cash equivalents	15	758	—	—	—	758

Total financial assets		1 415	66	—	168	1 649

Financial Assets measured at fair value by Fair Value Hierarchy

Fair value is the amount for which an asset could be exchanged or a liability settled in an arm’s length transaction. IFRS 7 requires, for financial instruments that are measured in the balance sheet at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•

Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in level 3.

December 31, 2012
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	3	—	11
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		101	64	—	165

December 31, 2011
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	12	1	—	13
Derivatives - through profit or loss	19	—	57	—	57
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		105	59	—	164

December 31, 2010
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	122	3	—	125
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	43	—	—	43
Derivatives - through profit or loss	19	—	5	—	5
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		165	69	—	234

During 2010, €1 million of securities were transferred from Level 2 to Level 1. No transfers between the different fair value hierarchy levels took place in 2012 and 2011.

10.2 Financial Liabilities

Financial Liabilities by Class and Measurement Category

	December 31, 2012
(in millions of €)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-Current
Long-term debt	18.1	—	—	561	1 752	2 313
Obligations under finance lease	18.3	—	—	—	612	612
Derivative instruments	19	10	—	—	—	10
Current
Short-term borrowings	18.2	—	—	—	—	—
Long-term debt - current portion	18.1	—	—	—	156	156
Obligations under finance leases	18.3	—	—	—	62	62
Derivative instruments	19	4	—	—	—	4
Accounts payable		—	—	—	1 884	1 884

Total financial liabilities		14	—	561	4 466	5 041

	December 31, 2011
(in millions of €)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-Current
Long-term debt	18.1	—	—	541	1 784	2 325
Obligations under finance lease	18.3	—	—	—	689	689
Derivative instruments	19	9	11	—	—	20
Current
Short-term borrowings	18.2	—	—	—	60	60
Long-term debt - current portion	18.1	—	—	—	88	88
Obligations under finance leases	18.3	—	—	—	61	61
Derivative instruments	19	—	—	—	—	—
Accounts payable(1)		—	—	—	1 845	1 845

Total financial liabilities		9	11	541	4 527	5 088

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

	December 31, 2010
(in millions of €)	Financial liabilities measured at fair value			Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
	Note	Derivatives - through profit or loss	Derivatives - through equity
Non-Current
Long-term debt	18.1	—	—	544	1 422	1 966
Obligations under finance lease	18.3	—	—	—	684	684
Derivative instruments	19	3	13	—	—	16
Current
Short-term borrowings	18.2	—	—	—	16	16
Long-term debt - current portion	18.1	—	—	—	40	40
Obligations under finance leases	18.3	—	—	—	57	57
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 574	1 574

Total financial liabilities		3	13	544	3 793	4 353

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2012
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	10	—	10
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	4	—	4
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	14	—	14

December 31, 2011
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	11	—	11
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	20	—	20

December 31, 2010
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	13	—	13
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	16	—	16

During 2012, 2011 and 2010, no transfers between the different fair value hierarchy levels took place. See Note 10.1 with respect to the definition of the fair value hierarchy levels.

11.	Investments in Securities

Investments in securities contain investments in debt securities and equity investments, which are held as available for sale. Securities are included in current assets, except for debt securities with maturities of more than 12 months from the balance sheet date, which are classified as non-current assets. The carrying amounts of the available-for-sale financial assets are as follows:

	December 31,
(in millions of €)	2012	2011	2010
Non-current	11	13	125
Current	93	93	43

Total	104	106	168
At December 31, 2012, the Group’s non-current investments in debt securities were €11 million, of which €8 million (2011: €9 million, 2010: €10 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions)	2013	2014-2015	2016	Total
Cash flows in USD	1	1	9	11
Cash flows translated into EUR	—	1	7	8

Delhaize Group further holds smaller non-current investments in money market and investment funds (€3 million at December 31, 2012) in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2012, the Group’s current investments in securities were €93 million and consisted primarily of investment funds that are entirely invested in U.S. Treasuries. These investments are predominately held by the Group’s captive reinsurance company, covering the Group’s self-insurance exposure (see Note 20.2).

The fair values of Delhaize Group’s available-for-sale securities (both debt and equity investments) were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). As mentioned in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2012, 2011 and 2010, none of the investments in securities were either past due or impaired.

12.	Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

	December 31,
(in millions of €)	2012	2011	2010
Non-current	19	18	17
Current	—	22	3

Total	19	40	20

The 2011 current financial assets included an amount of €20 million held in escrow relating to the acquisition of Delta Maxi (see Note 4.1), which has been released during 2012. The 2010 current financial assets contained collateral for derivatives of €2 million in connection with derivatives under existing International Swap Dealer Association Agreements (“ISDAs”).

13.	Inventories

Inventory predominately represents goods for resale. In 2012, 2011 and 2010, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14.	Receivables

(in millions of €)	2012	2011(1)	2010
Trade receivables	630	674	640
Trade receivables - bad debt allowance	(31)	(36)	(29)
Other receivables	35	59	26

Total current receivables	634	697	637

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

The aging of the current receivables is as follows:

(in millions of €)	December 31, 2012
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	630	433	123	43	31
Trade receivables - bad debt allowance	(31)	(3)	(7)	(4)	(17)
Other receivables	35	25	7	2	1

Total	634	455	123	41	15

(in millions of €)	December 31, 2011(1)
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	674	504	100	49	21
Trade receivables - bad debt allowance	(36)	(6)	(3)	(11)	(16)
Other receivables	59	45	5	5	4

Total	697	543	102	43	9

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

(in millions of €)	December 31, 2010
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	521	71	29	19
Trade receivables - bad debt allowance	(29)	(2)	(3)	(9)	(15)
Other receivables	26	17	2	4	3

Total	637	536	70	24	7

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group’s large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables approximate their (net) carrying values.

The movement of the bad debt allowance account was as follows:

(in millions of €)	Note	2012	2011	2010
Bad debt allowance as of January 1		36	29	30
Addition (recognized in profit or loss)	24	2	11	6
Usage		(7)	(4)	(8)
Currency translation effect		—	—	1

Bad debt allowance at December 31		31	36	29

The 2011 increase of other receivables was predominantly due to the amounts receivable from insurance companies in connection with tornado and hurricane damages in the United States (€29 million).

15.	Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in millions of €)	2012	2011	2010
Deposits with original maturity of three months or less	500	100	491
Cash at banks	349	244	203
Cash on hand	83	88	64

Cash and cash equivalents at December 31	932	432	758

Supplemental Cash Flow information:

(in millions of €)	2012	2011	2010
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	14	35	54
Finance lease obligations terminated for store properties and equipment	24	2	1

As a result of the store closings (announced in the beginning of 2012 as a consequence of the portfolio review), Delhaize America terminated several finance lease agreements.

16.	Equity

Issued capital

There were 101 921 498, 101 892 190 and 101 555 281 Delhaize Group ordinary shares issued and fully paid at December 31, 2012, 2011 and 2010, respectively (par value of €0.50), of which 1 044 135, 1 183 948 and 988 860 ordinary shares were held in treasury at December 31, 2012, 2011 and 2010, respectively. Delhaize Group’s ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2012, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2017, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of €5.1 million, corresponding to approximately 10.2 million shares. The authorized increase in capital through issuance of new shares, convertible debt or warrants, may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2012, Delhaize Group issued 29 308 shares of common stock (2011: 336 909; 2010: 684 655) for €1 million (2011: €13 million; 2010: €26 million), net of €0 million (2011: €6 million; 2010: €13 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in €, except number of shares)	Capital	Share Premium (Belgian GAAP)(1)	Number of Shares
Capital on January 1, 2010	50 435 313	2 739 020 552	100 870 626
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	342 328	38 587 734	684 655
Capital on December 31, 2010	50 777 641	2 777 608 286	101 555 281
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	168 454	18 875 623	336 909
Capital on December 31, 2011	50 946 095	2 796 483 909	101 892 190
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	14 654	1 171 837	29 308
Capital on December 31, 2012	50 960 749	2 797 655 746	101 921 498

(1)	Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in €, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	19 357 794	9 678 897
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528 542)	(264 271)
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301 882)	(150 941)
June 8, 2010 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(232 992)	(116 496)
Balance of remaining authorized capital as of December 31, 2010	18 294 378	9 147 189
June 15, 2011 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(318 524)	(159 262)
Balance of remaining authorized capital as of December 31, 2011	17 975 854	8 987 927
May 24, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(291 727)	(145 864)
Unused authorized capital as approved at the May 24, 2007 General Meeting, expired in June 2012	17 684 127	8 842 063
Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012	10 189 218	5 094 609
August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(300 000)	(150 000)
Balance of remaining authorized capital as of December 31, 2012	9 889 218	4 944 609

Share Premium

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the employees of its non-U.S. operating companies. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost of €6 million. The first tranche of the options will expire in June 2013, and the second and third tranches in May 2015 and May 2016, respectively.

Treasury Shares

On May 26, 2011, at an Ordinary and Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. The authorization is granted for five years. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to €200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its employees. No time limit has been set for these repurchases. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

During 2012, Delhaize Group SA did not acquire Delhaize Group shares and did not transfer shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC did not repurchase any Delhaize Group ADRs from third parties in 2012 and transferred 139 813 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

Since the authorization of the Board of August 3, 2011, Delhaize Group SA acquired 285 000 Delhaize Group shares for an aggregate amount of €13 million. As a consequence, at the end of 2012, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €87 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2012, Delhaize Group owned 1 044 135 treasury shares (including ADRs), all of which were acquired prior to 2012, representing approximately 1.02% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 1 100 000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

Retained Earnings

Retained earnings decreased in 2012 by €82 million, representing (i) the profit attributable to owners of the parent (€105 million), (ii) the purchase of non-controlling interests in Maxi for €10 million (see Note 4.2) and (iii) the dividend declared and paid in 2012 (€177 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2012, 2011 and 2010, Delhaize Group’s legal reserve amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary General Meeting must approve such dividends.

Other Reserves

(in millions of €)	December 31,
	2012	2011	2010
Deferred gain (loss) on discontinued cash flow hedges:
Gross	(15)	(15)	(15)
Tax effect	6	6	6
Cash flow hedge:
Gross	—	(6)	(1)
Tax effect	—	2	—
Unrealized gain (loss) on securities available-for-sale:
Gross	—	7	5
Tax effect	—	(1)	(1)
Actuarial gain (loss) on defined benefit plans:
Gross	(79)	(64)	(44)
Tax effect	28	24	16

Total other reserves	(60)	(47)	(34)

•

Deferred gain (loss) on discontinued cash flow hedge: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments.

•

Cash flow hedge: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). During 2012, Delhaize Group refinanced the $300 million bond issued in 2009 (see Note 18.1) that was included in a cash flow hedge relationship. As a result, the cumulative loss on the hedging instrument recognized in other comprehensive income was reclassified to profit or loss as a reclassification adjustment and was not included in the initial cost or other carrying amount of a non-financial asset or liability.

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

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar and the Serbian dinar to the euro.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

Non-controlling interests (in millions of €)	December 31,
	Note	2012	2011(1)	2010
Belgium		—	—	1
Southeastern Europe and Asia	4.2	2	5	—

Total		2	5	1

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

With the acquisition of Delta Maxi in July 2011, Delhaize Group recognized €15 million of non-controlling interests (see Note 4.1). Subsequently, the Group acquired additional non-controlling interests in several Maxi subsidiaries (see Note 4.2), reducing the amount to €5 million. The decrease in 2012 is the result of (i) the purchase of additional non-controlling interests and (ii) the loss of the period attributable to non-controlling interests.

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

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs. liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net debt to equity” ratio (see Note 18.4).

17.	Dividends

On May 24, 2012, the shareholders approved the payment of a gross dividend of €1.76 per share (€1.32 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €179 million (including the dividend on treasury shares). On May 26, 2011, the shareholders approved the payment of a gross dividend of €1.72 per share (€1.29 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €175 million.

With respect to the financial year 2012, the Board of Directors proposes a gross dividend of €1.40 per share to be paid to owners of ordinary shares against coupon no. 51 on May 31, 2013. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 23, 2013 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2012 dividend, based on the number of shares issued at March 6, 2013, is €143 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 and 2012 Stock Incentive Plans, the Group may have to issue new ordinary shares, to which payment in 2013 of the 2012 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 23, 2013. The Board of Directors will communicate at this Ordinary General Meeting the aggregate number of shares entitled to the 2012 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2012 will be modified accordingly. The maximum number of shares which could be issued between March 6, 2013, and May 23, 2013, assuming that all vested warrants were to be exercised, is 2 786 792. This would result in an increase in the total amount to be distributed as dividends to a total of €4 million. Total outstanding non-vested warrants at March 6, 2013 amounted to 666 974, representing a maximum additional dividend to be distributed of €1 million.

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

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and including hedge accounting fair value adjustments were as follows:

(in millions of €)	Nominal Interest Rate	Maturity		Currency	December 31,
					2012	2011	2010
Senior notes, unsecured	5.70%	2040		USD	438	445	430
Debentures, unsecured	9.00%	2031		USD	204	208	201
Notes, unsecured	8.05%	2027		USD	52	53	51
Senior fixed rate bonds(1)	3.125%	2020		EUR	397	—	—
Senior notes(1)	4.125%	2019		USD	232	—	—
Retail bond, unsecured	4.25%	2018		EUR	400	400	—
Bonds, unsecured	6.50%	2017		USD	339	345	334
Notes, unsecured(1)	5.625%	2014		EUR	229	541	544
Senior notes, unsecured(1)	5.875%	2014	(3)	USD	75	231	223
Bonds, unsecured(2)	5.10%	2013		EUR	80	80	80
Notes, unsecured	8.125%	2011		USD	—	—	38
Other debt	4.58% to 7%	2013 to 2031		USD	15	14	10
Mortgages payable	8.25%	2010 to 2016		USD	1	2	2
Senior notes	7.06%	2010 to 2016		USD	6	6	7
Other notes, unsecured	13.21%	2010 to 2013		USD	—	—	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012		USD	—	87	84
Bank borrowings				EUR	1	1	1

Total non-subordinated borrowings					2 469	2 413	2 006
Less current portion					(156)	(88)	(40)

Total non-subordinated borrowings, non-current					2 313	2 325	1 966

(1)	Notes are part of hedging relationship (see Note 19) and refinancing transactions that took place in 2012 (see below).
(2)	Bonds issued by Delhaize Group’s Greek subsidiary Alfa Beta.
(3)	Redeemed in January 2013 (see below).

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 4.4%, 5.0% and 5.1% at December 31, 2012, 2011 and 2010, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2012, 2011 and 2010.

Refinancing of Long-term Debts

In April 2012, Delhaize Group issued $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on their principal amount. The offering of the notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC), and are not listed on any stock exchange. At the same time, the Group completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% senior notes due 2014. The net proceeds of the debt issuance were used in part to fund the partial repurchase of these senior notes for a nominal amount of €191 million, at a price of 108.079%.

Simultaneously, Delhaize Group entered into (i) matching interest rate swaps to hedge the Group’s exposure to changes in the fair value of the 4.125% notes due, and (ii) cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure (economic hedge). See Note 19 for additional information on the hedge accounting applied.

During November 2012, Delhaize Group issued €400 million senior fixed rate bonds due 2020, at an annual coupon of 3.125%, issued at 99.709% of their principal amount. Delhaize Group entered into matching interest rate swaps to hedge €100 million of the Group’s exposure to changes in the fair value of the 3.125% bonds due to variability in market interest rates (see Note 19).

The net proceeds of the issuance were primarily used to fund the following tender offers:

•

During December 2012, Delhaize Group completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.

•

Simultaneously, the Group also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding. Delhaize Group exercised its right to redeem these remaining outstanding notes, which was completed on January 3, 2013.

These refinancing transactions did not qualify as a debt modification and resulted in the derecognition of existing notes and recognition of new notes (see also Note 29.1).

Both the €400 and $300 million notes issued in 2012 contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of their aggregated principal amount plus accrued and unpaid interest thereon, if any, upon the occurrence of both (i) a change in control and (ii) a downgrade of the rating of the notes by the rating agencies Moody’s and Standard & Poors within 60 days of Delhaize Group’s public announcement of the occurrence of the change of control.

In October 2010, Delhaize Group exchanged $533 million of the 9.00% debentures due 2031 and $55 million of the 8.05% notes due 2027 (together the “Existing Securities”) issued in a private offering by the wholly-owned subsidiary Delhaize America, LLC, for $827 million, 5.70% senior notes due 2040 issued by Delhaize Group.

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

Issuance of new Long-term Debts

During October 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of €400 million. The majority of the proceeds of the retail bond were used for the voluntarily early repayment of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

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

Repayment of Long-term Debts

On June 27, 2012, the $113 million floating term loan issued by the Group matured and was repaid.

On April 15, 2011, the $50 million notes issued in 2001 by Delhaize Group’s U.S. subsidiary Delhaize America matured and were repaid.

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

As of December 31, 2012 and 2011, $8 million (€6 million) and in 2010 $11 million (€8 million) in aggregate principal amounts of the notes were outstanding. At December 31, 2012, 2011 and 2010, restricted securities of $11 million (€8 million), $12 million (€9 million) and $13 million (€10 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group’s long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,
(in millions of €)	2012	2011	2010
U.S. dollar	1 362	1 391	1 381
Euro	1 107	1 022	625

Total	2 469	2 413	2 006

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of $)	2013	2014	2015	2016	2017	Thereafter	Fair Value
Fixed rates
Notes due 2014, redeemed in 2013	99	—	—	—	—	—	105
Average interest rate	5.88%	—	—	—	—	—
Interest due	2	—	—	—	—	—
Bonds due 2017	—	—	—	—	450	—	513
Average interest rate	—	—	—	—	6.50%	—
Interest due	29	29	29	29	15	—
Notes due 2019	—	—	—	—	—	300	310
Average interest rate	—	—	—	—	—	4.13%
Interest due	12	12	12	12	12	19
Notes due 2027	—	—	—	—	—	71	82
Average interest rate	—	—	—	—	—	8.05%
Interest due	6	6	6	6	6	54
Debentures due 2031	—	—	—	—	—	270	323
Average interest rate	—	—	—	—	—	9.00%
Interest due	24	24	24	24	24	330
Notes due 2040	—	—	—	—	—	827	806
Average interest rate	—	—	—	—	—	5.70%
Interest due	47	47	47	47	47	1 084
Senior and other notes	—	—	—	9	—	—	10
Average interest rate	—	—	—	7.06%	—	—
Interest due	1	1	1	—	—	—
Mortgage payable	—	—	—	2	—	—	2
Average interest rate	—	—	—	8.25%	—	—
Interest due	—	—	—	—	—	—
Other debt	1	12	—	—	—	7	20
Average interest rate	2.88%	5.36%	—	—	—	4.50%
Interest due	1	1	—	—	—	4

Total $ cash flows	222	132	119	129	554	2 966	2 171
Total cash flows translated in millions of €	168	100	90	98	420	2 248	1 645

(in millions of €)	2013	2014	2015	2016	2017	Thereafter	Fair Value
Fixed rates
Bonds due 2013	80	—	—	—	—	—	80
Average interest rate	5.10%	—	—	—	—	—
Interest due	4	—	—	—	—	—
Notes due 2014	—	215	—	—	—	—	227
Average interest rate	—	5.63%	—	—	—	—
Interest due	12	12	—	—	—	—
Retail Bond due 2018	—	—	—	—	—	400	423
Average interest rate	—	—	—	—	—	4.25%
Interest due	17	17	17	17	17	17
Senior Notes due 2020	—	—	—	—	—	400	413
Average interest rate	—	—	—	—	—	3.13%
Interest due	13	13	13	13	13	38
Floating rates	—	—	—	—	—	—
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	0.70%	—	—	—	—	—
Interest due	—	—	—	—	—	—

Total € cash flows	127	257	30	30	30	855	1 144
Total cash flows in €	295	357	120	128	450	3 103	2 789

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

The fair value of the Group’s long-term debt (excluding finance leases, see Note 18.3) is based on the current market quotes for publicly traded debt in an active market (multiplying the quoted price with the nominal amount). Fair values of non-public debt or debt for which there is no active market are estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was €23 million at December 31, 2012, €37 million at December 31, 2011 and €17 million at December 31, 2010.

At December 31, 2012, 2011 and 2010, €39 million, €56 million and €38 million, respectively, of assets were pledged as collateral for mortgages.

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

Indentures covering the notes due in 2014 ($ and €), 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 ($ and €), 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

The bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2012, 2011 and 2010, Delhaize Group was in compliance with all covenants for long-term debt.

18.2	Short-term Borrowings

Short-term Borrowings by Currency

(in millions of €)	December 31,
	2012	2011	2010
U.S. Dollar	—	—	2
Euro	—	45	14
Other currencies	—	15	—

Total	—	60	16

The carrying amounts of short-term borrowings approximate their fair values.

Short-term credit facilities

At April 15, 2011, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “New Facility Agreement”).

U.S. Entities

At April 15, 2011, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement and joined the New Facility Agreement.

Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2012 and December 31, 2011, and no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had $1 million (€1 million) average daily borrowings during 2012 at an average rate of 1.69%, no average daily borrowings during 2011 and $2 million (€2 million) during 2010. In addition to the New Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€27 million) of which approximately $12 million (€9 million) was drawn for issued letters of credit as of December 31, 2012, compared to an outstanding of $16 million (€13 million) and $20 million (€15 million) as of December 31, 2011 and 2010, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities were $100 million (€76 million) at December 31, 2012, of which $35 million (€27 million) may also be used to fund letters of credit. As of December 31, 2012, 2011 and 2010, Delhaize America, LLC had no borrowings outstanding under such arrangements but used in 2012 and 2011 $5 million (€4 million) to fund letters of credit.

European and Asian Entities

At December 31, 2012, 2011 and 2010, the Group’s European and Asian entities together had credit facilities (committed and uncommitted) of €846 million (of which €725 million of committed credit facilities and including the €600 million New Facility Agreement: see above), €864 million and €490 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had no outstanding short-term bank borrowings at December 31, 2012, compared to €60 million at December 31, 2011 and €14 million at December 31, 2010, respectively, with an average interest rate of 2.95% in 2011 and 4.83% in 2010. During 2012, the Group’s European and Asian entities had €5 million average daily borrowings at an average interest rate of 2.06%.

In addition, European and Asian entities have credit facilities (committed and uncommitted) of €17 million (of which €3 million of committed credit facilities), exclusively to issue bank guarantees. Of these credit facilities approximately €11 million was outstanding to fund letters of guarantee as of December 31, 2012 (€10 million at December 31, 2011 and €4 million at December 31, 2010).

Debt Covenants for Short-term Borrowings

The New Facility Agreement of €600 million and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2012, 2011 and 2010, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

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

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 45 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments, which were not reduced by expected minimum sublease income of €35 million, due over the term of non-cancellable subleases, as of December 31, 2012:

(in millions of €)	2013	2014	2015	2016	2017	Thereafter	Total
Finance Leases
Future minimum lease payments	129	115	111	101	90	772	1 318
Less amount representing interest	(67)	(64)	(59)	(54)	(48)	(352)	(644)

Present value of minimum lease payments	62	51	52	47	42	420	674
Of which related to closed store lease obligations	6	5	5	5	4	33	58
Operating Leases
Future minimum lease payments (for non-cancellable leases)	312	260	231	195	164	754	1 916
Of which related to closed store lease obligations	21	18	15	14	12	49	129

The average effective interest rate for finance leases was 11.6%, 11.8% and 12.0% at December 31, 2012, 2011 and 2010, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 5.1% at December 31, 2012 was €842 million (2011: 4.5%, €1 016 million, 2010: 5.1%, €994 million).

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €330 million (of which €2 million related to discontinued operations), €311 million (of which €1 million related to discontinued operations) and €295 million in 2012, 2011 and 2010, respectively, being included predominantly in “Selling, general and administrative expenses.”

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2012, 2011 and 2010.

Sublease payments received and recognized into income for 2012 were €21 million and €16 million in 2011 and 2010.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2012. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately €52 million.

Provisions for €107 million, €46 million and €44 million at December 31, 2012, 2011 and 2010, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2012, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other operating income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2012 can be summarized as follows:

(in millions of €)	2013	2014	2015	2016	2017	Thereafter	Total
Future minimum lease payments to be received	43	27	11	6	4	16	107
Of which related to sub-lease agreements	14	10	5	2	1	3	35

The total amount of €107 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed store provision” (see Note 20.1).

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

The fair values of derivative assets and liabilities are summarized below:

	December 31,
	2012		2011		2010
(in millions of €)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	60	4	57	—	61	—
Cross-currency swaps	1	10	1	20	5	16

Total	61	14	58	20	66	16

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculation / trading, but for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2012:

(in millions of €)	1 - 3 months		4 - 12 months		2014		2015 and beyond
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	1	—	22	—	25	—	61
Outflows	—	(3)	—	(8)	—	(9)	—	(38)
Interest rate swaps without a designated hedging relationship
Inflows	—	1	—	18	—	18	—	—
Outflows	—	(1)	—	(6)	—	(5)	—	—
Cross-currency interest rate swaps without a designated hedging relationship
Inflows	107	6	—	9	500	9	227	27
Outflows	(108)	(9)	—	(9)	(508)	(8)	(225)	(23)

Total Cash Flows	(1)	(5)	—	26	(8)	30	2	27

Interest Rate Swaps

Fair value hedges:

In 2007, Delhaize Group issued €500 million senior notes with a 5.625% fixed interest rate and a 7-year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1). In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3-month floating rate for the 7-year term. The maturity dates of these interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented as a fair value hedge. The aim of the hedge is to transform the fixed rate notes into variable interest debt (“hedged risk”). In April 2012 and December 2012, Delhaize Group refinanced in total €285 million of these €500 million senior notes (see Note 18.1). The Group prospectively and proportionally discontinued the hedge accounting for the tendered amounts.

In April 2012, Delhaize Group issued $300 million senior notes (see Note 18.1) with a 4.125% fixed interest rate due 2019 (“hedged item”), exposing the Group to changes in the fair value due to changes in market interest rates (“hedged risk”). In order to hedge that risk, Delhaize Group entered into matching interest rate swaps and swapped 100% of the proceeds of the bond to a LIBOR 3-month floating rate for the 7-year term (“hedging instrument”). The Group designated and documented this transaction as a fair value hedge.

Finally, in November 2012, Delhaize Group issued €400 million senior notes (see Note 18.1) with a 3.125% fixed interest rate due 2020 (“hedged item”), exposing the Group to changes in the fair value due to changes in market interest rates (“hedged risk”). Delhaize Group partially hedged this exposure through an interest rate swap (3 months EURIBOR floating rate) with a nominal of €100 million and a maturity equal to the maturity of the bond. The Group designated and documented this transaction as a fair value hedge.

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

(in millions of €)	December 31,
	Note	2012	2011	2010
Losses (gains) on
Interest rate swaps (“hedging instruments”)	29.1	(6)	5	3
Related debt instruments (“hedged risks”)	29.1	3	(5)	(3)

Total		(3)	—	—

Following the refinancing transaction in April 2012, the Group entered into an interest rate swap maturing in 2014 in order to offset the changes in future interest cash flows on a notional amount of €191 million on which the Group pays a fixed interest rate of 1.80% and receives a floating interest rate EURIBOR 3-month plus 0.94%, resulting from the hedging instrument entered into in 2007 (see above).

Discontinued cash flow hedges:

In 2001, the Group recorded a deferred loss ($16 million) on the settlement of a hedge agreement related to securing financing for the Hannaford acquisition by Delhaize America. In 2007, as a result of the debt refinancing and the consequent discontinuance of the hedge accounting, Delhaize Group recorded a deferred gain (€2 million). Both the deferred gain/loss were recorded in OCI (“discontinued cash flow hedge reserve”) and amortized to finance costs over the term of the underlying debt, which matures in 2031 and 2017, respectively.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

Delhaize Group issued in 2009 a $300 million bond with a 5.875% fixed interest rate and a 5-year term (“hedged item”), exposing Delhaize Group to currency risk on dollar cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5-year term (“hedging instrument”). The maturity dates, the dollar interest rate, the interest payment dates, and the dollar flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions were designated and qualified for hedge accounting in accordance with IAS 39, and were documented and historically reflected in the financial statements of Delhaize Group as a cash flow hedge. Delhaize Group tested effectiveness by comparing the movements in cash flows of the hedging instrument with those of a “hypothetical derivative” representing the “perfect hedge.” The terms of the hedging instrument and the hypothetical derivative were the same, with the exception of counterparty credit risk, which was closely monitored by the Group.

During 2012, a total credit of €4 million, net of taxes (2011: debit of €3 million; 2010: credit of €5 million), was recognized in the “Cash flow hedge reserve” (see Note 16) of which €2 million was reclassified into profit or loss during the year. In 2012, following the refinancing and exercise of early redemption option on the $300 million senior notes due 2014 (see Note 18.1), the Group prospectively discontinued hedge accounting. The outstanding amount from the cash flow hedge reserve related to those transactions of €2 million was recycled to profit and loss (see Note 29.1).

Economic hedges:

Delhaize Group entered into other currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged in profit or loss. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In April 2012, and simultaneously to entering into interest rate swaps for the 4.125% senior notes due 2019 (see above), the Group also entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of these senior notes. In 2007, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (€500 million for $670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity in connection with the transaction described above. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, LLC’s underlying €500 million term loan.

Also, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2012. Changes in fair value of these swaps are recorded in “Finance costs” or “Income from investments” in the income statement:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2012 (€)		Fair Value Dec. 31, 2011 (€)	Fair Value Dec. 31, 2010 (€)
2012	2019	€225	3m EURIBOR +2.06%	$300	3m LIBOR +2.31%	1		—	—
2012	2013	€30	12m EURIBOR +3.77%	$40	12m LIBOR +3.85%	—		—	—
2012	2013	€1	12m EURIBOR +4.30%	$1	12m LIBOR +4.94%	—		—	—
2011	2012	€12	12m EURIBOR +4.83%	$17	12m LIBOR +4.94%	—		1	—
2010	2011	€53	6m EURIBOR +3.33%	$75	6m LIBOR +3.40%	—		—	3
2010	2011	€26	12m EURIBOR +5.02%	$35	12m LIBOR +4.94%	—		—	1
2009	2014	€76	6.60%	$100	5.88%	(4	)(1)	(11)	(13)
2007	2014	$670	3m LIBOR +0.98%	€500	3m EURIBOR +0.94%	(6)		(9)	(2)

(1)	As of December 31, 2012, $100 million €76 million remained outstanding from the $300 million/€228 million currency swap. Following the redemption on the $300 million senior notes due 2014, the remaining outstanding amount of this swap was unwound and settled on January 3, 2013.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., €61 million at December 31, 2012). See Note 12 in connection with collateral posted on derivative financial liabilities.

20.	Provisions

		December 31,
(in millions of €)	Note	2012	2011(1)	2010
Closed stores:	20.1
Non-current		89	37	36
Current		18	9	8
Self-insurance:	20.2
Non-current		90	89	82
Current		52	54	39
Pension benefit and other post-employment benefits:	21
Non-current		126	90	80
Current		10	3	2
Other:	20.3
Non-current		64	73	35
Current		8	10	3

Total provisions		457	365	285
Non-current		369	289	233
Current		88	76	52

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

20.1	Closed Store Provisions

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

Most obligations recognized relate to onerous lease contracts, predominantly for stores located in the U.S., with remaining lease terms ranging from 1 to 23 years. The average remaining lease term for closed stores was 5 years at December 31, 2012. The following table reflects the activity related to closed store provisions:

(in millions of €)	2012	2011	2010
Closed store provision at January 1	46	44	54
Additions:
Store closings - lease obligations	131 (1)	3	1
Store closings - other exit costs	12	—	—
Update of estimates	(15)	5	1
Interest expense (unwinding of discount)	7	4	4
Acquisition through business combination	—	2	—
Utilization:
Lease payments made	(27)	(12)	(14)
Lease terminations	(42)	—	(5)
Payments made for other exit costs	(13)	(1)	(2)
Transfer from (to) other accounts	11	—	—
Currency translation effect	(3)	1	5

Closed store provision at December 31	107	46	44

(1)	Of which €3 million included in discontinued operations (see Note 5.3).

During 2012, Delhaize Group recorded €143 million of additions to the closed store provision, which were primarily related to the store portfolio review announced at the beginning of 2012, resulting in the decision to close 146 stores (126 stores in the United States and 20 underperforming Maxi stores) (see Note 28). During the year, additional stores were closed as part of the ordinary course of business, resulting in 180 stores being closed during 2012.

The “Other exit costs” primarily relate to termination benefits (€10 million) and were negligible in 2011 and 2010. During 2012, Delhaize Group paid €42 million of lease termination fees, primarily at Delhaize America (€20 million) and Bulgaria (€17 million).

In 2011 and 2010, Delhaize Group recorded additions to the closed store provision of €3 million and €1 million, respectively, primarily related to 18 and 7 store closings, respectively, made in the ordinary course of business.

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2010	146
Store closings added	7
Stores sold/lease terminated	(49)

Balance at December 31, 2010	104
Store closings added	18
Stores sold/lease terminated	(20)

Balance at December 31, 2011	102
Store closings added	163
Stores sold/lease terminated	(86)

Balance at December 31, 2012	179

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of €)	Note	2012	2011	2010
Other operating expenses	28	125	8	2
Interest expense included in “Finance costs”	29.1	7	4	4
Results from discontinued operations	5.3	3	—	—

Total		135	12	6

20.2	Self-insurance Provision

Delhaize Group’s U.S. operations are self-insured for their workers’ compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and hold excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

•	$1.0 million per accident for workers’ compensation;

•	$3.0 million per occurrence for general liability;

•	$3.0 million per accident for vehicle accident; and

•	$5.0 million per occurrence for pharmacy claims.

Our property insurance in the U.S. includes self-insured retentions per occurrence of $15 million for named windstorms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

(in millions of €)	2012	2011	2010
Self-insurance provision at January 1	143	121	108
Expense charged to earnings	190	168	179
Claims paid	(188)	(151)	(174)
Currency translation effect	(3)	5	8

Self-insurance provision at December 31	142	143	121

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows are discounted with period specific discount rates.

20.3	Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions were as follows:

(in millions of €)	2012	2011(1)	2010
Other provisions at January 1	83	38	35
Acquisitions through business combinations	—	43	—
Expense charged to profit and loss	6	6	9
Payments made	(17)	(4)	(4)
Transfer (to) from other accounts	4	—	(3)
Currency translation effect	(4)	—	1

Other provisions at December 31	72	83	38

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

In 2012, Delhaize Group finalized the purchase price allocation of the Delta Maxi acquisition (see Note 4.1) and as a result recognized €43 million of legal contingencies (compared to €12 million disclosed in our 2011 annual report). These contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases and €4 million of these provisions was settled and paid in 2012. Simultaneously, the Group recognized indemnification assets of €33 million relating to these legal disputes, in line with the ownership percentage the Group holds in the Maxi entities being subject to these legal disputes.

21.	Employee Benefits

21.1	Pension Plans

Delhaize Group’s employees are covered by defined contribution and defined benefit pension plans, mainly in the U.S., Belgium, Greece, Serbia and Indonesia. In addition, the Group has also other post-retirement defined benefit arrangements, being principally health care arrangements in the U.S.

The actuarial valuations performed on the defined benefit plans involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or using the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

•

In Belgium, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. Since July 2010, the Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees who decided to change pension plans (see below “Defined Benefit Plans”). The expenses related to these plans were €10 million in 2012, €9 million in 2011 and €6 million in 2010, respectively.

•

In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion, Sweetbay, Hannaford and Harveys with one or more years of service. Profit-sharing contributions substantially vest after three years of service. Forfeitures of profit-sharing contributions are used to reduce future employer contributions or offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires that the employer makes matching contributions.

The defined contribution plans generally provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these U.S. defined contribution retirement plans were €46 million in 2012 and €37 million in 2011 and 2010.

•	In addition, Delhaize Group operates defined contribution plans in Greece to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 30% of Delhaize Group employees are covered by defined benefit plans.

•

In Belgium, Delhaize Group has a defined benefit pension plan covering approximately 7% of its employees. The plan is subject to legal funding requirements and is funded by contributions from plan participants and the Group. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the employee before his/her retirement or death. An independent insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

During 2010, Delhaize Group offered its employees who participate in the defined benefit plan on a going forward basis the opportunity to participate in a new defined contribution plan (new plan), instead of continuing earning benefits under the defined benefit pension plan (old plan). Approximately 40% of the eligible employees accepted the offer, reducing the number of people covered by the old plan to the above mentioned 7%. Under Belgian legislation, employees that decided to participate in the new plan for future service, remain entitled to retirement benefits under the old defined benefit plan for past service. Due to the plan amendment, a negative past service cost related to death-in-service benefits of €3 million was recognized in 2010.

•	In the U.S., Delhaize Group operates several defined benefit pension plans that can be grouped into three different types:

(a)	Cash balance plans set up a hypothetical individual account for each employee, and credits each participant annually with a plan contribution that is a percentage of the participant’s monthly compensation. The contributions are transferred to a separate plan asset that generates return based on the investment portfolio. The largest plan is funded and covers approximately 65% of the Hannaford employees.

As of December 31, 2012 the actuarial calculation resulted in a benefit to the Group that is not subject to asset ceiling restrictions and an asset of $5 million (€4 million) has been recognized in “Other non-current assets.”

In 2011, when aligning the benefits and compensation across its operating entities, Delhaize America modified the terms of the plan and froze it for new employees and for further accruals of current employees. The plan amendment led to the recognition of net actuarial losses of $8 million (€6 million), recognized in OCI and of net curtailment gain of $13 million (€10 million), included in “Selling, general and administrative expenses.”

Following the plan amendment, the investment policy for the funded plan was also changed and as from 2012 it mainly invests in debt securities.

(b)	Delhaize America sponsors further unfunded non-qualified deferred compensation plans offered to a very limited number of Hannaford, Food Lion, Sweetbay and Harveys officers. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant.

Further, during 2012, Delhaize America amended a defined contribution retirement and savings plan offered to Hannaford executives by closing it for new employees and future services and at the same time offering existing participants a guaranteed return achieved by an hypothetical investment account. Consequently, the plan classification changed to a defined benefit plan and the net liability of $28 million (€22 million) was transferred from other non-current liabilities to pension benefit provisions.

(c)	Further, Delhaize America operates unfunded supplemental executive retirement plans (“SERP”), covering a limited number of executives of Food Lion and Hannaford. Benefits generally are based on average earnings, years of service and age at retirement. In 2011, Delhaize America decided to discontinue the SERP for Hannaford executives.

•

Alfa Beta has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa Beta are covered by this plan.

•

In Serbia, Delhaize Group has an unfunded defined benefit that provides a lump-sum retirement indemnity upon retirement of the employee. The plan and the benefit to be provided are subject to the requirements of local law. The benefit is based on a certain multiple of the average salary upon retirement of the employee.

•

Super Indo operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo that were employed for at least two years are covered by this plan.

Defined Benefit Plans

(in millions of €)	2012			2011			2010
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	175	121	296	161	115	276	136	121	257
Current service cost	2	4	6	9	4	13	9	5	14
Interest cost	8	5	13	8	5	13	8	6	14
Plan participants’ contributions	1	1	2	1	1	2	2	2	4
Amendments	—	—	—	—	1	1	(1)	(3)	(4)
Actuarial (gain)/loss	(5)	28	23	11	3	14	4	—	4
Benefits paid	(19)	(12)	(31)	(11)	(9)	(20)	(12)	(17)	(29)
Business combinations/divestures/ transfers	22	1	23	—	—	—	4	—	4
Plan curtailments	—	—	—	(10)	—	(10)	—	—	—
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	(4)	—	(4)	6	—	6	11	—	11

Benefit obligation at December 31	180	149	329	175	121	296	161	115	276
Change in plan assets:
Fair value of plan assets at January 1	131	74	205	123	74	197	99	78	177
Expected return on plan assets	7	3	10	8	3	11	8	3	11
Actuarial gain/(loss) on plan assets	2	5	7	(6)	3	(3)	5	1	6
Employer contributions	6	3	9	12	2	14	13	7	20
Plan participants’ contributions	1	1	2	1	1	2	2	2	4
Benefits paid	(19)	(12)	(31)	(11)	(9)	(20)	(12)	(17)	(29)
Currency translation effect	(3)	—	(3)	4	—	4	8	—	8

Fair value of plan assets at December 31	125	74	199	131	74	205	123	74	197
Actual return on plan assets	9	8	17	2	6	8	13	4	17
Amounts recognized in the balance sheet:
Present value of funded obligation	122	115	237	140	97	237	131	92	223
Fair value of plan assets	(125)	(74)	(199)	(131)	(74)	(205)	(123)	(74)	(197)

Net deficit/(surplus) for funded plans	(3)	41	38	9	23	32	8	18	26
Deficit for funded plans	1	41	42	9	23	32	8	18	26
Surplus for funded plans	(4)	—	(4)	—	—	—	—	—	—
Present value of unfunded obligations	58	34	92	35	24	59	30	23	53
Unrecognized past service cost	—	(1)	(1)	—	(1)	(1)	—	—	—

Net liability	55	74	129	44	46	90	38	41	79
Weighted average assumptions used to determine benefit obligations:
Discount rate	3.49%	2.27%			4.17%	3.99%		5.00%	4.54%
Rate of compensation increase	4.25%	2.66%			4.25%	3.02%		4.25%	3.20%
Rate of price inflation	3.05%	2.00%			3.05%	2.00%		3.03%	2.00%

(in millions of €)	2012			2011			2010
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Component of pension cost:
Amounts recognized in the income statement:
Current service cost	2	4	6	9	4	13	9	5	14
Interest cost	8	5	13	8	5	13	8	6	14
Expected return on plan assets	(7)	(3)	(10)	(8)	(3)	(11)	(8)	(3)	(11)
Amortization of past service cost	—	—	—	—	—	—	(1)	(3)	(4)
Curtailment gain recognized	—	—	—	(10)	—	(10)	—	—	—
Settlement loss recognized	—	1	1	—	1	1	—	1	1

Total pension cost recognized in the income statement	3	7	10	(1)	7	6	8	6	14
Amounts recognized in OCI:
Actuarial (gains)/losses immediately recognized	(7)	23	16	17	—	17	(1)	(1)	(2)
Effect of changes in exchange rates	(1)	—	(1)	3	—	3	3	—	3

Cumulative amount of actuarial gains and losses recognized	45	34	79	53	11	64	33	11	44

Weighted average assumptions used to determine pension cost:
Discount rate	4.17%	3.99%		5.00%	4.54%		5.54%	4.66%
Expected long-term rate of return on plan assets during year	5.00%	4.00%		6.99%	4.00%		7.75%	4.00%
Rate of compensation increase	4.25%	3.02%		4.25%	3.20%		4.74%	3.29%
Rate of price inflation	3.05%	2.00%		3.03%	2.00%		3.50%	2.00%

(in millions of €)	2012			2011			2010
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	180	149	329	175	121	296	161	115	276
Plan assets	125	74	199	131	74	205	123	74	197

Deficit	55	75	130	44	47	91	38	41	79
Experience (gains) and losses:
Related to plan assets	(2)	(5)	(7)	6	(3)	3	(5)	(1)	(6)
Percentage of plan assets	-1.89%	-6.54%	-3.59%	4.65%	-3.54%	1.71%	-3.89%	-1.02%	-3.05%
Related to plan liabilities	(2)	5	3	(2)	—	(2)	2	(2)	—
Percentage of plan liabilities	-0.89%	3.21%	0.95%	-1.02%	0.21%	-0.53%	1.14%	-1.96%	0.00%

(in millions of €)	2009			2008
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Historical Information
Defined benefit obligation	136	121	257	111	106	217
Plan assets	99	78	177	79	69	148

Deficit	37	43	80	32	37	69
Experience (gains) and losses:
Related to plan assets	(9)	1	(8)	28	1	29
Percentage of plan assets	-9.15%	-0.93%	-4.52%	35.61%	0.87%	19.38%
Related to plan liabilities	—	1	1	2	1	3
Percentage of plan liabilities	-0.04%	0.49%	0.39%	1.83%	1.13%	1.51%

(in millions of €)	2012			2011			2010
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:
Balance sheet liability at January 1	44	46	90	38	41	79	37	43	80
Pension expense recognized in the income statement in the year	3	7	10	(1)	7	6	8	6	14
Amounts recognized in OCI	(7)	23	16	17	—	17	(1)	(1)	(2)
Employer contributions made in the year	(3)	—	(3)	(11)	—	(11)	(12)	(5)	(17)
Benefits paid directly by company in the year	(3)	(3)	(6)	(1)	(2)	(3)	(1)	(2)	(3)
Business combinations/divestures/transfers	22	1	23	—	—	—	4	—	4
Currency translation effect	(1)	—	(1)	2	—	2	3	—	3
Balance sheet liability at December 31	55	74	129	44	46	90	38	41	79

The asset portfolio of the Group‘s defined benefit pension plan in Belgium is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company’s overall investments. The insurance company’s asset allocation was as follows:

	December 31,
	2012	2011	2010
Equities	5%	5%	5%
Debt	91%	94%	91%
Real estate	0%	0%	0%
Other assets (e.g., cash equivalents)	4%	1%	4%

In 2013, the Group expects to contribute an insignificant amount to the defined benefit pension plan in Belgium.

The expected long-term rate of return for the Belgian defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The Hannaford plan asset allocation was as follows:

	December 31,
	2012	2011	2010
Equities	0%	49%	66%
Debt	95%	49%	32%
Other assets (e.g., cash equivalents)	5%	2%	2%

In 2012, Delhaize America performed a review of the plan’s funding position and the investment policy applied by the plan. Following the closure of the plan, the Group’s exposure to continuously growing defined benefit obligations has decreased and Delhaize America changed the investment strategy of the plan and intends to invest going forward mainly in debt securities.

The 2012 year-end actuarial calculation resulted in a benefit to the Group and due to the improved funding position Delhaize Group expects that only insignificant contribution will be made to the plan during 2013.

Total defined benefit expenses in profit or loss equal €10 million, €6 million and €14 million for 2012, 2011 and 2010, respectively, and can be summarized as follows:

(in millions of €)	2012	2011	2010
Cost of sales	1	2	2
Selling, general and administrative expenses	9	4	12

Total defined benefit expense recognized in profit or loss	10	6	14

21.2	Other Post-Employment Benefits

Hannaford and Sweetbay provide certain health care and life insurance benefits for retired employees, which qualify as defined benefit plans. Substantially all Hannaford employees and certain Sweetbay employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2012 was €3 million (2011 and 2010: €3 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was €3 million in 2012, 2011 and 2010, respectively. During 2012, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

	December 31,
	2012	2011	2010
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	3.30%	3.80%	4.77%
Current health care cost trend	7.80%	9.09%	9.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2018	2017	2017
Weighted-average actuarial assumptions used to determine benefit cost:
Discount rate	3.80%	4.77%	5.38%
Current health care cost trend	9.09%	9.00%	9.25%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2017	2016
A change by 100 basis points in the assumed health care trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3	Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for employees of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for employees of its U.S. based companies.

•

Under a warrant plan the exercise by the employee of a warrant results in the creation of a new share, while stock option or restricted stock unit plans are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In cases when the capital increase occurs after year-end for warrants exercised before year-end, which usually concern a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If considered dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.

•	Restricted stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

As explained in Note 2.3, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. The Group’s share-based compensation plans are subject to service vesting conditions and do not contain any performance conditions.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of the warrants and options underlying the share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

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

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group share price on the date of the grant (U.S. plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-U.S. plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were €13 million in 2012 and 2011 and €16 million in 2010.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of employees that are entitled to future stock options and replaced this part of the long-term incentive plan with a “performance cash” plan. As a consequence, since 2009, only vice presidents and above are granted stock options.

25% of the options granted to employees of non-U.S. operating companies vest immediately and the remaining options vest after a service period of approximately 3 1/2 years, the date at which all options become exercisable. Options expire seven years from the grant date.

Delhaize Group stock options granted to employees of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2012	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2012 grant under the 2007 Stock option plan	November 2012	35 000	35 000	€26.39	1	Jan. 1, 2016 – May 24, 2019
	May 2012	362 047	362 047	€30.99	95	Jan. 1, 2016 – May 24, 2019
2011 grant under the 2007 Stock option plan	June 2011	290 078	278 302	€54.11	83	Jan. 1, 2015 – June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	188 294	€66.29	80	Jan. 1, 2014 – June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	215 357	€50.03	73	Jan. 1, 2013 – June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	224 256	€49.25	318	Jan. 1, 2012 – May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	166 920	€71.84	619	Jan. 1, 2011 – June 7, 2017	(1)
2006 Stock option plan	June 2006	216 266	136 079	€49.55	601	Jan. 1, 2010 – June 8, 2013

(1)	In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise period of the plan, i.e., June 7, 2014.

Activity associated with non-U.S. stock option plans was as follows:

2012	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 379 150	55.71
Granted	397 047	30.58
Exercised	—	—
Forfeited	(16 463)	55.73
Expired	(153 479)	50.97

Outstanding at end of year	1 606 255	49.95
Options exercisable at end of year	742 612	54.61

2011	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 328 980	55.92
Granted	290 078	54.11
Exercised	(80 506)	41.75
Forfeited	(58 767)	58.00
Expired	(100 635)	63.65

Outstanding at end of year	1 379 150	55.71
Options exercisable at end of year	687 629	55.23

2010	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 381 791	52.37
Granted	198 977	66.29
Exercised	(244 176)	44.47
Forfeited	(7 362)	51.82
Expired	(250)	25.81

Outstanding at end of year	1 328 980	55.92
Options exercisable at end of year	663 909	57.22

The weighted average remaining contractual term for the share options outstanding as at December 31, 2012 was 4.34 years (2011: 4.20; 2010: 4.09 years). No options were exercised during 2012. The weighted average share price for options exercised during 2011 and 2010 amounted to, respectively €57.00 and €60.50.

The following table summarizes options outstanding and options exercisable as of December 31, 2012, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in €)
€26.39 - €30.99	397 047	6.40	30.58
€49.25 - €54.11	853 994	3.35	51.08
€66.29 - €71.84	355 214	4.44	68.90

€26.39 - €71.84	1 606 255	4.34	49.95

Options exercisable at the end of 2012 had a weighted average remaining contractual term of 2.80 years (2011: 2.85; 2010: 2.80).

The weighted average fair values of options granted was €3.86 per option for the May 2012 grant and €4.27 for the November 2012 grant (2011: €8.62; 2010: €9.73) and were estimated on the date of grant using the following assumptions:

	Nov. 2012	May 2012	2011	2010
Share price (in €)	26.39	28.41	49.99	60.55
Expected dividend yield (%)	3.4	3.3	2.6	2.5
Expected volatility (%)	26.7	26.0	25.9	26.6
Risk-free interest rate (%)	0.6	0.7	2.3	1.5
Expected term (years)	5.8	5.8	5.3	5.0

U.S. Operating Entities Stock Options and Warrants Plans

Since 2009, Delhaize Group also limited in its U.S. operating entities the number of employees that are entitled to future grants to vice presidents and above.

Warrants granted under the “Delhaize Group 2012 Stock Incentive Plan” and the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Options and warrants granted to employees of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2012	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2012 Stock Incentive plan - Warrants	August 2012	300 000	300 000	$39.62	1	2022
	May 2012	291 727	280 160	$38.86	75	2022
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	303 771	$78.42	75	2021
	June 2010	232 992	213 946	$78.33	74	2020
	June 2009	301 882	242 121	$70.27	88	2019
	May 2008	528 542	335 867	$74.76	237	2018
	June 2007	1 165 108	876 470	$96.30	3 238	2017
	June 2006	1 324 347	442 906	$63.04	2 983	2016
	May 2005	1 100 639	248 396	$60.76	2 862	2015
	May 2004	1 517 988	167 112	$46.40	5 449	2014
	May 2003	2 132 043	108 973	$28.91	5 301	2013
Delhaize Group 2002 Stock Incentive plan - Options not backed by warrants	Various	3 221	2 154	$74.76 - $78.33	11	Various

Activity related to the “Delhaize Group 2012 Stock Incentive Plan” and the “Delhaize America 2002 Stock Incentive Plan” was as follows:

2012	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 195 599	74.22
Granted	591 727	39.25
Exercised(1)	(28 561)	42.14
Forfeited/expired	(236 889)	64.27

Outstanding at end of year	3 521 876	69.27
Options exercisable at end of year	2 322 027	74.56

2011	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 313 126	72.31
Granted	318 524	78.42
Exercised	(318 545)	56.54
Forfeited/expired	(117 506)	79.82

Outstanding at end of year	3 195 599	74.22
Options exercisable at end of year	2 206 490	73.87

2010	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 703 267	69.90
Granted	234 316	78.33
Exercised	(530 525)	56.87
Forfeited/expired	(93 932)	79.35

Outstanding at end of year	3 313 126	72.31
Options exercisable at end of year	2 314 195	71.77

(1)	Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 964 at December 31, 2012.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2012 is 4.76 (2011: 5.10; 2010: 5.52). The weighted average share price for options exercised during 2012 amounts to $52.87 (2011: $79.73; 2010: $79.22).

The following table summarizes options and warrants outstanding as of December 31, 2012, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for employees of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in $)
$28.91 - $46.40	856 245	6.40	39.33
$60.76 - $74.76	1 270 623	3.52	67.08
$78.33 - $96.30	1 395 008	4.89	89.64

$28.91 - $96.30	3 521 876	4.76	69.27

Options exercisable at the end of 2012 had a weighted average remaining contractual term of 3.60 years (2011: 4.40; 2010: 4.90).

The fair values of options granted were $5.89 (August 2012), $6.10 (May 2012), $12.61 and $13.03 per option for the years 2012, 2011 and 2010, respectively, and were estimated using the following weighted average assumptions:

	August 2012	May 2012	2011	2010
Share price (in $)	39.62	38.86	78.42	78.33
Expected dividend yield (%)	3.6	3.5	2.9	2.5
Expected volatility (%)	27.1	27.9	26.0	25.2
Risk-free interest rate (%)	0.5	0.6	1.2	1.6
Expected term (years)	4.2	4.2	4.0	4.0

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards follow a graded vesting plan over a five-year period, with a first 25% tranche of restricted stock units to be transferred to employees starting at the end of the second year after the award has been granted. As the award vests, the employee receives - at no cost for the employee - ADRs equal to the number of restricted stock units that have vested, free of any restriction.

Restricted stock unit awards granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and the “Delhaize America 2002 Restricted Stock Unit Plan” (grants prior to 2012) were as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2012	Number of Beneficiaries (at the moment of issuance)
August 2012	40 000	40 000	1
May 2012	126 123	116 671	253
June 2011	128 717	104 331	249
June 2010	123 917	69 351	243
June 2009	150 073	48 402	245
May 2008	466 503	79 978	3 421

Activity related to the restricted stock plans was as follows:

2012	Shares
Outstanding at beginning of year	520 584
Granted	166 123
Released from restriction	(210 611)
Forfeited/expired	(17 363)

Outstanding at end of year	458 733

2011	Shares
Outstanding at beginning of year	597 111
Granted	128 717
Released from restriction	(185 549)
Forfeited/expired	(19 695)

Outstanding at end of year	520 584

2010	Shares
Outstanding at beginning of year	716 350
Granted	123 917
Released from restriction	(221 141)
Forfeited/expired	(22 015)

Outstanding at end of year	597 111

The fair value at date of grant for restricted stock unit awards granted during August 2012, May 2012, 2011 and 2010 was $39.62, $38.86, $78.42 and $78.33 based on the share price at the grant date, respectively.

22.	Income Taxes

The major components of income tax expense for 2012, 2011 and 2010 were:

(in millions of €)	2012		2011	2010
Continuing operations
Current tax	110		103	17	(1)
Taxes related to prior years recorded in the current year	(57	)(2)	5	(2)
Utilization of previously unrecognized tax losses and tax credits	—		(1)	—
Other (current tax related)	2		—	—
Deferred tax	(62)		52	226	(1)
Deferred taxes related to prior years recorded in the current year	6		(5)	3
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(6)		(2)	—
Derecognition of previously recorded deferred tax assets	18		3	2
Deferred tax expense relating to changes in tax rates or the imposition of new taxes(3)	13		1	(1)

Total income tax expense from continuing operations	24		156	245
Total income tax expense from discontinued operations	(2)		—	—

Total income tax expense from continuing and discontinued operations	22		156	245

(1)	In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.
(2)	Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(3)	In December 2012, the Serbian government enacted an increase in tax rate from 10 to 15%, effective as from January 1, 2013.

Profit before taxes can be reconciled with net profit as follows:

(in millions of €)	2012		2011(1)	2010
Continuing operations	149		633	821
Discontinued operations	(24)		(2)	(1)

Total profit before taxes	125		631	820
Continuing and discontinued operations
Current tax	109		103	17 (2)
Taxes related to prior years recorded in the current year	(57	)(3)	5	(2)
Utilization of previously unrecognized tax losses and tax credits	—		(1)	—
Other (current tax related)	2		—	—
Deferred tax	(63)		52	226 (2)
Deferred taxes related to prior years recorded in the current year	6		(5)	3
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(6)		(2)	—
Derecognition of previously recorded deferred tax assets	18		3	2
Deferred tax expense relating to changes in tax rates or the imposition of new taxes(4)	13		1	(1)

Total income tax expense from continuing and discontinued operations	22		156	245

Net profit	103		475	575

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.
(2)	In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.
(3)	Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(4)	In December 2012, the Serbian government enacted an increase in tax rate from 10 to 15%, effective as from January 1, 2013.

The following reconciles Delhaize Group’s Belgian statutory income tax rate to the Group’s effective income tax rate:

	2012(1)		2011	2010
Belgian statutory income tax rate	34.0%		34.0%	34.0%
Items affecting the Belgian statutory income tax rate:
Different statutory tax rates in jurisdictions outside Belgium	25.7	(2)	(1.2)	1.0
Non taxable income	(25.9)		(0.6)	(0.8)
Non deductible expenses	21.6		1.2	1.0
Tax charges on dividend income	6.5		0.7	—
Deductions from taxable income(3)	(35.6)		(10.0)	(5.9)
(Recognition) non recognition of tax assets	18.7		0.4	0.3
Taxes related to prior years recorded in current year	(40.5	)(4)	—	(0.5)
Changes in tax rate or imposition of new taxes	10.7		0.1	0.5
Other	2.4		0.1	0.2

Effective tax rate	17.6%		24.7%	29.8%

(1)	The weight of each item affecting the Belgian statutory income tax rate is higher in 2012 due to the lower profit before tax.
(2)	The increase is mainly due to tax losses incurred in the Balkan countries at a lower tax rate.
(3)	Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.
(4)	Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of €)	2012	2011	2010
Current tax	2	(1)	(2)
Deferred tax	(5)	(9)	5

Total tax charged (credited) directly to equity	(3)	(10)	3

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.1 billion at December 31, 2012, €4.2 billion at December 31, 2011 and €3.6 billion at December 31, 2010.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

(in millions of €)	December 31,
	2012	2011(1)	2010
Deferred tax liabilities	570	624	543
Deferred tax assets	89	97	95

Net deferred tax liabilities	481	527	448

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

The changes in the overall net deferred tax liabilities were as follows:

(in millions of €)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2010	344	(15)	(69)	(25)	(31)		204
Charge (credit) to equity for the year	—	—	—	1	4	(1)	5
Charge (credit) to profit or loss for the year	201 (2)	3	(3)	(2)	32		231
Effect of change in tax rates	1	—	—	—	(2)		(1)
Acquisition	—	—	—	—	(1)		(1)
Transfers (to) from other accounts	14	(4)	—	(6)	(4)		—
Currency translation effect	20	(1)	(5)	(1)	(3)		10

Net deferred tax liabilities at December 31, 2010	580	(17)	(77)	(33)	(5)		448
Charge (credit) to equity for the year	—	—	—	(7)	(2	)(1)	(9)
Charge (credit) to profit or loss for the year	(41)	1	2	1	85		48
Effect of change in tax rates	—	—	—	—	1		1
Acquisition	36	(3)	—	—	(9)		24
Transfers (to) from other accounts	(1)	1	1	—	(1)		—
Currency translation effect	12	—	(2)	(1)	6		15

Net deferred tax liabilities at December 31, 2011(3)	586	(18)	(76)	(40)	75		527
Charge (credit) to equity for the year	—	—	—	(4)	(1	)(1)	(5)
Charge (credit) to profit or loss for the year	(45)	(26)	1	(2)	28		(44)
Effect of change in tax rates	14	—	—	—	(1)		13
Divestiture	(1)	—	—	—	1		—
Transfers (to) from other accounts	(1)	—	—	—	1		—
Currency translation effect	(11)	1	1	—	(1)		(10)

Net deferred tax liabilities at December 31, 2012	542	(43)	(74)	(46)	102		481

(1)	In 2012, 2011 and 2010, includes €2 million, €(2) million and €3 million, respectively, in relation to the cash flow hedge reserve.
(2)	Primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.
(3)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

At December 31, 2012, Delhaize Group did not recognize deferred tax assets of €112 million, of which:

•

€42 million related to U.S. tax loss carry-forwards of €901 million (mainly at a 4.0% U.S. State effective tax rate) and U.S. tax credits, which if unused would expire at various dates between 2013 and 2032;

•	€8 million related to tax loss carry-forwards of €84 million in Europe, which if unused would expire at various dates between 2013 and 2017;

•	€8 million related to tax credits in Europe, which if unused would expire at various dates between 2014 and 2022; and

•	€54 million related to tax loss carry-forwards of €170 million in Europe which can be utilized without any time limitation.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2012, the recognized deferred tax assets relating to unused tax losses and unused tax credits was €29 million.

23.	Accrued Expenses

(in millions of €)	December 31,
	2012	2011	2010
Accrued payroll and short-term benefits	327	329	299
Accrued interest	33	42	37
Other	77	71	57

Total accrued expenses	437	442	393

24.	Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of €)	Note	2012	2011(2)	2010
Product cost, net of vendor allowances and cash discounts	25	16 504	15 138	14 905
Employee benefit expenses	26	3 069	2 849	2 839
Supplies, services and utilities purchased		889	827	761
Depreciation and amortization	7, 8, 9	649	585	575
Operating lease expenses	18.3	328	310	295
Bad debt allowance	14	2	11	6
Other expenses(1)		600	526	510

Total expenses by nature		22 041	20 246	19 891
Cost of Sales	25	17 170	15 749	15 497
Selling, general and administrative expenses		4 871	4 497	4 394

Total expenses by function		22 041	20 246	19 891

(1)	Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses.”
(2)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

25.	Cost of Sales

(in millions of €)	Note	2012	2011(1)	2010
Product cost, net of vendor allowances and cash discounts	24	16 504	15 138	14 905
Purchasing, distribution and transportation costs		666	611	592

Total		17 170	15 749	15 497

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group’s accounting policies, described in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (€14 million, €18 million and €9 million in 2012, 2011 and 2010, respectively).

26.	Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of €)	Note	2012	2011(1)	2010
Wages, salaries and short-term benefits including social security		2 987	2 784	2 766
Share-based compensation expenses	21.3	13	13	16
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	69	52	57

Total	24	3 069	2 849	2 839

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Employee benefit expenses were recognized in the income statement as follows:

(in millions of €)	2012	2011(1)	2010
Cost of sales	375	354	354
Selling, general and administrative expenses	2 694	2 495	2 485

Employee benefits for continuing operations	3 069	2 849	2 839
Results from discontinued operations	2	1	—

Total	3 071	2 850	2 839

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

27.	Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of €)	2012	2011	2010
Rental income	52	46	33
Income from waste recycling activities	20	26	23
Services rendered to wholesale customers	7	11	12
Gains on sale of property, plant and equipment	10	3	4
Other	33	32	13

Total	122	118	85

“Other” primarily includes, amongst others, litigation settlement income and income from government grants. During 2012, Delhaize Group recognized €3 million of government grant income and €5 million of lease termination/settlement income in “Other.” In 2011, the caption “Other,” contained an insurance reimbursement related to tornado damages in the U.S. (€13 million).

28.	Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of €)	2012	2011	2010
Store closing expenses	125	8	(2)
Impairment	272	135	14
Losses on sale of property, plant and equipment	22	13	3
Other	9	13	5

Total	428	169	20

During 2012, Delhaize Group closed a total of 180 stores, of which 146 stores (126 in the United States and 20 Maxi stores) were closed early 2012 following a store portfolio review both in the United States and Europe, resulting in total store closing charges of

€140 million. These charges were partly offset by €15 million resulting from the periodic update of estimates used for the store closing provision (see Note 20.1). In 2011, Delhaize Group incurred store closing expenses of €8 million of which €5 million related to the update of estimates for closed store provisions.

In 2010, the update and revision of the provision for store closing and U.S. organizational restructuring was €3 million income, which, together with incurred store closing expenses of €1 million, resulted in a net gain of €2 million.

At year-end 2012, the impairment losses recognized amounted to €272 million and can be summarized as follows:

(in millions of €)	Note	2012	2011	2010
Goodwill	6	136	—	—
Intangible assets	7	17	3	—
Property, plant & equipment	8	87	115	12
Investment property	9	14	17	2
Assets held for sale	5.2	18	—	—

Total		272	135	14

As part of the 2012 annual goodwill impairment review, the Group impaired 100% of the goodwill recognized in Bulgaria, Bosnia & Herzegovina and Montenegro (totaling €51 million) and €85 million with respect to the Serbian goodwill. The Group further recognized impairment charges in connection with the Piccadilly brand in Bulgaria for €15 million, and other intangible assets at Delhaize America for €2 million. In addition, the Group recognized impairment charges of €87 million in property, plant and equipment relating to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were approved for closure early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in the Southeastern Europe (€28 million), and (iii) 1 store closing and the underperformance of 6 stores in Belgium (€5 million). Further, impairment charges of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

During the fourth quarter of 2011, the Group performed a review of its store portfolio and concluded to impair 126 stores and one distribution center in the U.S. (€115 million) and several of its investment properties (€12 million). The 2010 impairment charges resulted from the periodic impairment review of underperforming stores for €12 million and investment property for €2 million, mainly located in the U.S.

“Other” primarily consists of hurricane and other natural disasters related expenses, as well as legal settlement expenses.

29.	Financial Result

29.1	Finance Costs

(in millions of €)	Note	2012	2011(1)	2010
Interest on short and long-term borrowings		134	120	117
Amortization of debt discounts (premiums) and financing costs		5	7	4
Interest on obligations under finance leases		78	78	81
Interest charged to closed store provisions (unwinding of discount)	20.1	7	4	4

Total interest expenses		224	209	206
Foreign currency losses (gains) on debt covered by cash flow hedge	30	(1)	7	16
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	4	(5)	(15)

Total cash flow hedging impact		3	2	1
Fair value losses (gains) on debt instruments — fair value hedges	19	3	(5)	(3)
Fair value losses (gains) on derivative instruments — fair value hedges	19	(6)	5	3

Total fair value hedging impact		(3)	—	—
Foreign currency losses (gains) on debt instruments	30	13	(17)	(33)
Fair value losses (gains) on cross currency interest rate swaps		(4)	2	34
Amortization of deferred loss on hedge	16	—	—	1
Other finance costs		27	9	9
Less: capitalized interest		(2)	(2)	(3)

Total		258	203	215

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

In February 2009, $300 million senior notes due 2014 were issued, which generated a foreign currency gain of €1 million in 2012 compared to a loss of €7 million and €16 million in respectively 2011 and 2010. As the debt was part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (€2 million loss in 2012, €5 million gain in 2011 and €15 million gain in 2010). Additionally, a loss of €2 million has been recycled from OCI to profit or loss following the tender of the senior notes in December 2012 (see Note 18.1) and the termination of hedge accounting.

At December 31, 2012, Delhaize Group had three outstanding debts which are part of a fair value hedge relationship (see Note 19), which had a combined positive impact of €3 million.

Other finance costs mainly contain €17 million net debt refinancing transactions costs (see Note 18.1) and consist of (i) €36 million of agreed early repayment premiums, (ii) settlement of the underlying cross- currency interest swaps (€3 million), partially offset by (iii) fair value gains of €22 million on the related notes.

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.6%, 6.2% and 7.5% in 2012, 2011 and 2010, respectively.

29.2	Income from Investments

(in millions of €)	Note	2012	2011	2010
Interest and dividend income from bank deposits and securities		6	9	9
Gains on disposal of securities		6	8	2
Foreign currency gains on financial assets	30	3	7	—
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		—	(2)	—
Other investing income		2	1	1

Total		17	23	12

No impairment losses on financial assets were incurred during 2012, 2011 and 2010.

30.	Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of €)	Note	2012	2011	2010
Cost of sales		1	—	—
Selling, general and administrative expenses		(2)	1	—
Finance costs	29.1	12	(10)	(17)
Income from investments	29.2	(3)	(7)	—

Total		8	(16)	(17)

31.	Earnings Per Share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group only has dilutive potential share-based awards (see Note 21.3). Dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 4 581 153, 2 651 448 and 1 917 112 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2012, 2011 and 2010, respectively, as their effect was anti-dilutive because their average exercise price was higher than the average market price during the year.

Basic and diluted earnings per share for 2012, 2011 and 2010 were as follows:

(in millions of €, except numbers of shares and earnings per share)	2012	2011(1)	2010
Net profit from continuing operations	125	477	576
Net profit (loss) from continuing operations attributable to non-controlling interests	(2)	—	1

Group share in net profit from continuing operations	127	477	575
Result from discontinued operations, net of tax	(22)	(2)	(1)

Group share in net profit for diluted earnings	105	475	574

Weighted average number of ordinary shares outstanding	100 777 257	100 683 828	100 270 861
Adjusted for dilutive effect of share-based awards	356 326	742 075	888 825

Weighted average number of diluted ordinary shares outstanding	101 133 583	101 425 903	101 159 686

Basic earnings per ordinary share (in €):
From continuing operations	1.27	4.74	5.74
From discontinued operations	(0.22)	(0.03)	(0.01)

Basic EPS attributable to the equity holders of the Group	1.05	4.71	5.73
Diluted earnings per ordinary share (in €):
From continuing operations	1.26	4.70	5.69
From discontinued operations	(0.22)	(0.02)	(0.01)

Diluted EPS attributable to the equity holders of the Group	1.04	4.68	5.68

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

32.	Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2012, 2011 and 2010 is set forth in the “Corporate Governance” section of this annual report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of €)	2012	2011	2010
Total remuneration non-executive Directors	998	1 049	1 000
Executive Director
Pierre-Olivier Beckers(1)	80	80	80

Total	1 078	1 129	1 080

(1)	The amounts solely relate to the remuneration of the Executive Director and exclude his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Group during 2012, 2011 and 2010 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2012	2011	2010
Restricted stock unit awards	62 349	24 875	22 677
Stock options and warrants	527 737	173 583	106 341

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the Remuneration Report included in the “Corporate Governance Statement” of this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is summarized below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2012, the aggregate compensation includes the pro-rata share of compensation of two members of the Executive Management who joined the company in 2012 (one member in March and one in August), and the pro-rata share of compensation of one member of the Executive Management who left the company on October 15 as well as his termination benefits. In 2010, the aggregate compensation includes the pro-rata share of compensation of one member of the Executive Management who left the Company in May 2010, as well as his termination benefits.

(in millions of €)	2012	2011	2010
Short-term benefits(1)	6	5	7
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	1	2	2
Termination benefits	1	—	5
Share-based compensation	3	3	2
Employer social security contributions	2	1	1

Total compensation expense recognized in the income statement	14	12	18

(1)	Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.
(2)	The members of Executive Management benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

33.	Commitments

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

As of December 31, 2012, purchase obligations amounted to €164 million (2011: €238 million and 2010: €177 million), of which €44 million related to the acquisition of property, plant and equipment and intangible assets.

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

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2010, 2011 and 2012, Delhaize Group expects continued audit activity in 2013. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business. None of these investigations are currently in a stage where Delhaize Group could reliably assess their merits, if any. In this context, in April 2007, representatives of the Belgian Competition Council visited Delhaize Group’s Procurement Department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a local investigation affecting several companies active in Belgium in the supply and retail of health and beauty products and other household goods. On October 1, 2012, the Auditor to the Belgian Competition Council issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, on an alleged coordination of price increases on the concerned market from 2002 to 2007. As a next step, the Belgian Competition Council will hear the parties and establish a calendar for the exchange of arguments where Delhaize Group intends to vigorously defend itself. The investigation report does not contain sufficient information, and there is no similar case precedent, that would allow estimating a possible financial impact that could result from any future decision of the Belgian Competition Council. According to Belgian legislation, compensation payments are calculated on the turnover of the last year of the alleged infringement and capped at 10% of the Belgian annual revenues of the year preceding the decision of the Competition Council. Such compensation payments, if any, will therefore be capped at 10% of the Belgian annual revenues of 2012 or 2013, depending on the timing of the decision. A decision by the Council is not expected before the end of 2013 and, under the current legislation, the parties involved have the right to appeal in court. Consequently, the Group does currently not have sufficient information available to make a reliable estimate of any financial impact or the timing thereof.

The Group’s Hannaford and Sweetbay banners experienced an unauthorized intrusion (“Computer Intrusion”) into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and Delhaize Group believes the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately from December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion, several of which already have been dismissed or resolved without any monetary payments by us. While the Group intends to continue to defend the remaining legal actions and claims vigorously, it cannot predict the outcome of such legal actions and claims, and thus, does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from all litigation and claims.

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

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014 (see Note 18.1), as well as the underlying cross-currency swap (Note 19).

On January 17, 2013, Delhaize Group announced the decision to close 52 stores, of which 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, the group recorded an impairment charge of €49 million in the fourth quarter of 2012. During the first part of 2013, the Group expects earnings to be impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations. In addition, the Group will record charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of support services senior management and employees in the U.S.

In January 2013, the Greek parliament enacted the increase in the Greek corporate tax rate from 20 to 26%. The impact on Alfa Beta will be immaterial.

In February 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interest in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share. At December 31, 2012 Delhaize Group owned 75.4% of C-Market, or 150 254 shares.

In February 2013, Delhaize Group finalized the sale of its Albanian activities and recorded a gain of €1 million.

36.	List of Consolidated and Associated Companies and Joint Ventures

A.	Fully Consolidated

		Ownership Interest in %
		2012	2011	2010
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Alliance Wholesale Solutions, LLC(1)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A	100.0	—	—
Anadrasis S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	—
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.(2)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	100.0	100.0	—
C Market a.d. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	75.4	75.4	—
Delhaize Albania SHPK(3)	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	100.0	—
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize BH d.o.o. Banja Luka	Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina	100.0	100.0	—
Delhaize Distribution Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Montenegro d.o.o. Podgorica	Josipa Broza Tita 23a, 81 000 Podgorica, Montenegro	100.0	100.0	—
Delhaize Serbia d.o.o. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	—
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0

Ela d.o.o. Kotor	Trg od oruzja bb, Kotor, Montenegro	100.0	51.0	—
ENA SA.(4)	81, Spaton Avenue, Gerakas, Athens, Greece	—	100.0	100.0
FL Food Lion, Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Trucking Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannbro Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Huro NV(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	100.0	100.0	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kingo C.V.A.(1)	Melchelseweg 50, 1880 Kappelle-op-den-Bos, Belgium	100.0	—	—
Knauf Center Pommerlach S.A.(4)	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	—	100.0
Knauf Center Schmëtt S.A.(4)	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	—	100.0
Leoburg NV	Lommelsesteenweg 8, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Liberval SA(1)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	—	—
Lion Lux Finance S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Lion Real Estate Albania SHPK(1)	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	—	—
Lion Retail Holding S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Lithia Springs, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	60.0	60.0	60.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin’s Food of South Burlington, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L.(2)	39-49 Nicolae Titulescu Avenue, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Oxon Run Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	75.0	75.0	75.0
Pekabeta a.d. Beograd(4)	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	—	95.6	—
Piccadilly AD	Istoria Slavianabulgarska 21, 1220 Sofia, Bulgaria	100.0	100.0	—
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Rousseau NV(4)	Kouter 158, 9000 Gent, Belgium	—	100.0	—
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Superb Beverage Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	0.0	0.0	0.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
TP Srbija a.d. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	95.4	—

TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	95.4	—
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Wambacq & Peeters NV(5)	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	—	85.0	85.0
Wintrucks NV(6)	Rue Osseghem 53, 1080 Brussels, Belgium	—	88.0	88.0
Zvezdara a.d. Beograd	Zivka Davidovica 64, Belgrade, Serbia	68.2	68.2	—

(1)	Newly created or acquired company during 2012.
(2)	In liquidation.
(3)	Sold in February 2013 (classified as held for sale in 2012).
(4)	Merged into a group company during 2012.
(5)	Sold in February 2012.
(6)	Liquidated in 2012.

B.	Joint Ventures - Proportionally Consolidated

		Ownership Interest in %
		2012	2011	2010
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71 -73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group’s interest in assets and liabilities of Super Indo was:

(in millions of €)	December 31,
	2012	2011	2010
Non-current assets	19	17	10
Current assets	27	26	25
Non-current liabilities	1	1	1
Current liabilities	18	15	13

Cash flows of Super Indo included in Delhaize Group’s cash flow statements were:

(in millions of €)	2012	2011	2010
Net cash provided by operating activities	6	6	6
Net cash used in investing activities	(7)	(8)	(3)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group’s result was €141 million, €119 million and €110 million for 2012, 2011 and 2010, respectively. Net income of Super Indo included in the Group’s results was approximately €4 million in 2012, 2011 and 2010.

37.	Guarantor subsidiaries

The Senior Notes issued by Delhaize Group SA (the “Parent Company”) are guaranteed under a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), among the Parent Company, Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. All guarantor subsidiaries are 100% owned by us. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2012, 2011 and 2010 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions.

CONSOLIDATED PROFIT & LOSS AND COMPREHENSIVE INCOME FOR 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 725	14 632	3 542	(162)	22 737
Cost of sales	(3 792)	(10 800)	(2 740)	162	(17 170)
Gross profit	933	3 832	802	—	5 567
Other operating income	30	61	119	(88)	122
Selling, general and administrative expenses	(803)	(3 372)	(784)	88	(4 871)
Other operating expenses	(13)	(191)	(224)	—	(428)
Operating profit	147	330	(87)	—	390
Finance costs	(250)	(255)	(36)	283	(258)
Income from investments	6	64	358	(411)	17
Share of result of subsidiaries	182	—	—	(182)	—
Profit before taxes and discontinued operations	85	139	235	(310)	149
Income tax expense	20	8	(52)	—	(24)
Net profit from continuing operations	105	147	183	(310)	125
Result from discontinued operations (net of tax)	—	(2)	(20)	—	(22)
Net profit	105	145	163	(310)	103
Net profit (loss) attributable to non-controlling interests	—	—	(2)	—	(2)
Net profit attributable to equity holders of the Group (Group share in net profit)	105	145	165	(310)	105

Other comprehensive income	(7)	(19)	(128)	—	(154)
Total comprehensive income	98	126	35	(310)	(51)

CONSOLIDATED PROFIT & LOSS AND COMPREHENSIVE INCOME FOR 2011

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries(1)	Elimination	Consolidated(1)
Revenues	4 713	13 815	2 737	(155)	21 110
Cost of sales	(3 751)	(10 049)	(2 104)	155	(15 749)
Gross profit	962	3 766	633	—	5 361
Other operating income	32	66	98	(78)	118
Selling, general and administrative expenses	(797)	(3 148)	(630)	78	(4 497)
Other operating expenses	(7)	(156)	(6)	—	(169)
Operating profit	190	528	95	—	813
Finance costs	(176)	(230)	(29)	232	(203)
Income from investments	9	163	399	(548)	23
Share of result of subsidiaries	465	—	—	(465)	—
Profit before taxes and discontinued operations	488	461	465	(781)	633
Income tax expense	(13)	(105)	(38)	—	(156)
Net profit from continuing operations	475	356	427	(781)	477
Result from discontinued operations (net of tax)	—	—	(2)	—	(2)
Net profit	475	356	425	(781)	475
Net profit attributable to non-controlling interests	—	—	—	—	—
Net profit attributable to equity holders of the Group (Group share in net profit)	475	356	425	(781)	475

Other comprehensive income	(6)	(29)	77	—	42
Total comprehensive income	469	327	502	(781)	517

(1)	2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

CONSOLIDATED PROFIT & LOSS AND COMPREHENSIVE INCOME FOR 2010

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 670	14 187	2 120	(127)	20 850
Cost of sales	(3 729)	(10 272)	(1 623)	127	(15 497)
Gross profit	941	3 915	497	—	5 353
Other operating income	28	43	99	(85)	85
Selling, general and administrative expenses	(782)	(3 195)	(502)	85	(4 394)
Other operating expenses	(1)	(16)	(3)	—	(20)
Operating profit	186	747	91	—	1 024
Finance costs	(90)	(252)	(3)	130	(215)
Income from investments	6	3	133	(130)	12
Share of result of subsidiaries	561	—	—	(561)	—
Profit before taxes and discontinued operations	663	498	221	(561)	821
Income tax expense	(89)	(192)	36	—	(245)
Net profit from continuing operations	574	306	257	(561)	576
Result from discontinued operations (net of tax)	—	(1)	—	—	(1)
Net profit	574	305	257	(561)	575
Net profit attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	574	305	256	(561)	574

Other comprehensive income	6	161	104	—	271
Total comprehensive income	580	466	361	(561)	846

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 458	574	—	3 189
Intangible assets	118	468	262	—	848
Property, plant and equipment	610	2 481	1 240	—	4 331
Investment property	—	94	22	—	116
Investment in subsidiaries	8 792	8 763	2 267	(19 822)	—
Investment in securities	—	11	—	—	11
Other financial assets	1	3	4 668	(4 653)	19
Deferred tax assets	—	—	89	—	89
Derivative instruments	104	49	—	(92)	61
Other non-current assets	6	21	32	(6)	53
Total non-current assets	9 788	14 348	9 154	(24 573)	8 717
Inventories	190	959	252	—	1 401
Receivables	444	300	329	(439)	634
Income tax receivables	—	18	3	—	21
Investment in securities	—	—	93	—	93
Other financial assets	237	—	672	(909)	—
Prepaid expenses	25	26	28	—	79
Other current assets	3	22	70	(54)	41
Cash and cash equivalents	50	186	925	(229)	932
Assets classified as held for sale	—	2	16	—	18
Total current assets	949	1 513	2 388	(1 631)	3 219
Total assets	10 737	15 861	11 542	(26 204)	11 936

Shareholders’ equity	5 191	10 156	9 666	(19 822)	5 191
Non-controlling interests	—	—	2	—	2
Total equity	5 191	10 156	9 668	(19 822)	5 193
Long-term debt	3 563	3 402	1	(4 653)	2 313
Obligations under finance lease	52	537	28	(5)	612
Deferred tax liabilities	106	391	73	—	570
Derivative instruments	4	6	92	(92)	10
Provisions	58	138	173	—	369
Other non-current liabilities	2	41	28	(1)	70
Total non-current liabilities	3 785	4 515	395	(4 751)	3 944
Short-term borrowings	375	—	236	(611)	—
Long-term debt - current	370	1	81	(296)	156
Obligations under finance lease - current	12	49	3	(2)	62
Bank overdrafts	78	—	151	(229)	—
Derivative instruments	4	—	—	—	4
Provisions - current	—	49	39	—	88
Income taxes payable	5	—	14	—	19
Accounts payable	673	809	841	(439)	1 884
Accrued expenses	215	180	81	(39)	437
Other current liabilities	29	102	29	(15)	145
Total current liabilities	1 761	1 190	1 475	(1 631)	2 795
Liabilities associated with assets classified as held for sale	—	—	4	—	4
Total liabilities	5 546	5 705	1 874	(6 382)	6 743
Total liabilities and equity	10 737	15 861	11 542	(26 204)	11 936

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2011

(in millions of €)	Parent(1)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries(1)	Elimination(1)	Consolidated(1)
Goodwill	157	2 507	750	—	3 414
Intangible assets	107	486	285	—	878
Property, plant and equipment	585	2 719	1 246	—	4 550
Investment property	—	71	12	—	83
Investment in subsidiaries	8 738	9 092	1 956	(19 786)	—
Investment in securities	—	13	—	—	13
Other financial assets	100	3	4 557	(4 642)	18
Deferred tax assets	—	—	97	—	97
Derivative instruments	122	57	—	(122)	57
Other non-current assets	—	20	36	(8)	48
Total non-current assets	9 809	14 968	8 939	(24 558)	9 158
Inventories	234	1 229	254	—	1 717
Receivables	470	149	128	(50)	697
Income tax receivables	7	—	3	—	10
Investment in securities	—	—	93	—	93
Other financial assets	141	—	740	(859)	22
Derivative instruments	4	—	—	(3)	1
Prepaid expenses	7	32	18	(1)	56
Other current assets	4	25	61	(40)	50
Cash and cash equivalents	66	148	408	(190)	432
Assets classified as held for sale	—	—	56	—	56
Total current assets	933	1 583	1 761	(1 143)	3 134
Total assets	10 742	16 551	10 700	(25 701)	12 292

Shareholders’ equity	5 414	10 656	9 130	(19 786)	5 414
Non-controlling interests	—	—	5	—	5
Total equity	5 414	10 656	9 135	(19 786)	5 419
Long-term debt	3 757	3 030	180	(4 642)	2 325
Obligations under finance lease	57	615	25	(8)	689
Deferred tax liabilities	130	444	50	—	624
Derivative instruments	11	9	122	(122)	20
Provisions	42	83	164	—	289
Other non-current liabilities	1	65	32	—	98
Total non-current liabilities	3 998	4 246	573	(4 772)	4 045
Short-term borrowings	121	—	200	(261)	60
Long-term debt - current	138	548	—	(598)	88
Obligations under finance lease - current	11	50	1	(1)	61
Bank overdrafts	190	—	—	(190)	—
Derivative instruments	—	—	3	(3)	—
Provisions - current	—	34	42	—	76
Income taxes payable	5	51	1	—	57
Accounts payable	648	643	604	(50)	1 845
Accrued expenses	195	223	64	(40)	442
Other current liabilities	22	100	77	—	199
Total current liabilities	1 330	1 649	992	(1 143)	2 828
Total liabilities	5 328	5 895	1 565	(5 915)	6 873
Total liabilities and equity	10 742	16 551	10 700	(25 701)	12 292

(1)	2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2010

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	156	2 427	245	—	2 828
Intangible assets	94	533	7	—	634
Property, plant and equipment	571	2 794	710	—	4 075
Investment property	—	59	1	—	60
Investment in subsidiaries	7 933	9 283	481	(17 697)	—
Investment in securities	—	12	113	—	125
Other financial assets	99	5	4 607	(4 694)	17
Deferred tax assets	1	—	94	—	95
Derivative instruments	84	61	—	(84)	61
Other non-current assets	—	18	11	(10)	19
Total non-current assets	8 938	15 192	6 269	(22 485)	7 914
Inventories	213	1 102	145	—	1 460
Receivables	489	125	98	(75)	637
Income tax receivables	—	—	1	—	1
Investment in securities	—	2	41	—	43
Other financial assets	272	56	365	(690)	3
Derivative instruments	—	—	5	—	5
Prepaid expenses	4	33	8	(1)	44
Other current assets	5	25	43	(36)	37
Cash and cash equivalents	58	492	208	—	758
Total current assets	1 041	1 835	914	(802)	2 988
Total assets	9 979	17 027	7 183	(23 287)	10 902
Shareholders’ equity	5 068	11 786	5 910	(17 696)	5 068
Non-controlling interests	—	—	1	—	1
Total equity	5 068	11 786	5 911	(17 696)	5 069
Long-term debt	3 457	3 024	179	(4 694)	1 966
Obligations under finance lease	59	609	25	(9)	684
Deferred tax liabilities	122	400	21	—	543
Derivative instruments	13	3	84	(84)	16
Provisions	40	82	111	—	233
Other non-current liabilities	1	61	6	—	68
Total non-current liabilities	3 692	4 179	426	(4 787)	3 510
Short-term borrowings	291	2	340	(617)	16
Long-term debt - current	56	55	1	(72)	40
Obligations under finance lease - current	12	46	1	(2)	57
Provisions - current	—	18	34	—	52
Income taxes payable	4	10	3	—	17
Accounts payable	615	634	401	(76)	1 574
Accrued expenses	204	198	28	(37)	393
Other current liabilities	37	99	38	—	174
Total current liabilities	1 219	1 062	846	(804)	2 323
Total liabilities	4 911	5 241	1 272	(5 591)	5 833
Total liabilities and equity	9 979	17 027	7 183	(23 287)	10 902

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	105	145	163	(310)	103
Adjustment for equity in earnings of subsidiaries	(182)	—	—	182	—
Adjustments for:
Depreciation and amortization	113	406	131	—	650
Impairment	2	63	223	—	288
Allowance for losses on accounts receivable	1	—	2	—	3
Share–based compensation	2	6	5	—	13
Income taxes	(20)	(9)	51	—	22
Finance costs	250	256	36	(283)	259
Income from investments	(6)	(64)	(358)	411	(17)
Other non–cash items	9	(20)	(5)	—	(16)
Changes in operating assets and liabilities:
Inventories	42	254	(5)	—	291
Receivables	36	(157)	(185)	380	74
Prepaid expenses and other assets	(24)	9	(15)	(1)	(31)
Accounts payable	21	160	253	(380)	54
Accrued expenses and other liabilities	40	(52)	14	—	2
Provisions	2	52	(16)	—	38
Interest paid	(205)	(243)	(42)	261	(229)
Interest received	3	—	264	(257)	10
Income taxes paid	6	(86)	(26)	—	(106)
Net cash provided by operating activities	195	720	490	3	1 408
Investing activities
Capital contributions in subsidiaries	(509)	—	—	509	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	(3)	—	(14)	5	(12)
Sale of shares in consolidated companies, net of cash and cash equivalents	8	—	—	(5)	3
Purchase of tangible assets	(122)	(299)	(175)	—	(596)
Purchase of intangible assets	(41)	(13)	(38)	—	(92)
Sale of tangible and intangible assets	1	10	28	—	39
Dividends from investments under the equity method	476	64	64	(604)	—
Sale and maturity of debt securities	—	2	(3)	—	(1)
Purchase of other financial assets	(295)	—	(204)	499	—
Sale and maturity of other financial assets	300	—	114	(392)	22
Net cash used in investing activities	(185)	(236)	(228)	12	(637)
Financing activities
Proceeds from the exercise of share warrants and stock options	4	(2)	—	(3)	(1)
Capital contributions received	—	—	509	(509)	—
Treasury shares purchased	—	(3)	—	3	—
Purchase of non-controlling interests	(1)	—	(22)	—	(23)
Dividends paid by parent	(180)	—	—	—	(180)
Dividends paid by subsidiaries	—	(303)	(301)	604	—
Borrowing under long–term loans, net of financing costs	620	—	1	—	621
Repayment of long–term loans	(612)	(89)	(102)	239	(564)
Repayment of lease obligations	(3)	(50)	(2)	1	(54)
Borrowings (repayments) of short–term loans, net	254	—	36	(350)	(60)
Settlement of derivative instruments	4	—	(5)	—	(1)
Net cash provided by (used in) financing activities	86	(447)	114	(15)	(262)
Effect of foreign currency translation	—	1	(9)	—	(8)
Net increase (decrease) in cash and cash equivalents	96	38	367	—	501
Cash and cash equivalents at beginning of period	(124)	148	408	—	432
Cash and cash equivalents at end of period	(28)	186	775 (1)	—	933 (1)

(1)	Includes €1 million in assets classified as held for sale

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2011

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	475	356	425	(781)	475
Adjustment for equity in earnings of subsidiaries	(465)	—	—	465	—
Adjustments for:
Depreciation and amortization	105	377	104	—	586
Impairment	3	130	2	—	135
Allowance for losses on accounts receivable	2	5	4	—	11
Share–based compensation	2	11	—	—	13
Income taxes	13	105	38	—	156
Finance costs	176	230	30	(232)	204
Income from investments	(9)	(163)	(399)	548	(23)
Other non–cash items	4	2	1	—	7
Changes in operating assets and liabilities:
Inventories	(21)	(88)	(38)	—	(147)
Receivables	17	(19)	16	(24)	(10)
Prepaid expenses and other assets	(5)	(1)	(9)	—	(15)
Accounts payable	34	8	(90)	24	(24)
Accrued expenses and other liabilities	(31)	17	10	—	(4)
Provisions	1	(6)	9	—	4
Interest paid	(179)	(220)	(34)	237	(196)
Interest received	6	3	246	(244)	11
Income taxes paid	(7)	(37)	(33)	—	(77)
Net cash provided by operating activities	121	710	282	(7)	1 106
Investing activities
Capital contributions in subsidiaries	(1 016)	—	—	1 016	—
Capital reductions in subsidiaries	501	23	—	(524)	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	(1)	(1)	(589)	—	(591)
Purchase of tangible assets	(99)	(367)	(209)	—	(675)
Purchase of intangible assets	(42)	(16)	(29)	—	(87)
Sale of tangible and intangible assets	1	4	6	—	11
Dividends from investments under the equity method	233	160	156	(549)	—
Sale and maturity of debt securities	—	—	72	—	72
Purchase of other financial assets	(168)	—	(96)	243	(21)
Sale and maturity of other financial assets	303	54	329	(658)	28
Settlement of derivative instruments	(2)	—	—	—	(2)
Net cash used in investing activities	(290)	(143)	(360)	(472)	(1 265)
Financing activities
Proceeds from the exercise of share warrants and stock options	16	(3)	—	—	13
Capital contributions received	—	—	1 016	(1 016)	—
Capital reductions	—	(501)	(23)	524
Purchase of call option on own equity instruments	(6)	—	—	—	(6)
Treasury shares purchased	(20)	—	—	—	(20)
Purchase of non-controlling interests	—	—	(10)	—	(10)
Dividends paid by parent	(173)	—	—	—	(173)
Dividends paid by subsidiaries	—	(303)	(245)	548	—
Escrow maturities	—	2	—	—	2
Borrowing under long–term loans, net of financing costs	400	1	8	(1)	408
Repayment of long–term loans	—	(38)	(186)	—	(224)
Repayment of lease obligations	(3)	(44)	(8)	2	(53)
Borrowings (repayments) of short–term loans, net	(227)	1	(266)	407	(85)
Settlement of derivative instruments	—	—	(13)	15	2
Net cash provided by (used in) financing activities	(13)	(885)	273	479	(146)
Effect of foreign currency translation	—	(26)	5	—	(21)
Net increase (decrease) in cash and cash equivalents	(182)	(344)	200	—	(326)
Cash and cash equivalents at beginning of period	58	492	208	—	758
Cash and cash equivalents at end of period	(124)	148	408	—	432

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2010

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit	574	305	257	(561)	575
Adjustment for equity in earnings of subsidiaries	(561)	—	—	561	—
Adjustments for:
Depreciation and amortization	100	423	52	—	575
Impairment	—	13	1	—	14
Allowance for losses on accounts receivable	—	3	3	—	6
Share–based compensation	2	14	—	—	16
Income taxes	89	192	(36)	—	245
Finance costs	90	253	3	(130)	216
Income from investments	(6)	(3)	(133)	130	(12)
Other non–cash items	(1)	—	(1)	—	(2)
Changes in operating assets and liabilities:
Inventories	4	(104)	(8)	—	(108)
Receivables	(9)	(6)	(7)	(17)	(39)
Prepaid expenses and other assets	16	(9)	(17)	—	(10)
Accounts payable	(9)	77	8	22	98
Accrued expenses and other liabilities	28	(18)	4	2	16
Provisions	(6)	(21)	3	—	(24)
Interest paid	(116)	(244)	(12)	170	(202)
Interest received	—	3	173	(165)	11
Income taxes paid	—	(35)	(23)	—	(58)
Net cash provided by operating activities	195	843	267	12	1 317
Investing activities
Capital contributions in subsidiaries	—	(30)	(126)	156	—
Purchases of shares in consolidated companies, net of cash and cash equivalents	(860)	(8)	849	—	(19)
Purchase of tangible assets	(75)	(363)	(130)	—	(568)
Purchase of intangible assets	(43)	(47)	(2)	—	(92)
Sale of tangible and intangible assets	2	9	3	—	14
Dividends from investments under the equity method	1	—	—	(1)	—
Net investment in debt securities	—	—	(13)	—	(13)
Purchase of other financial assets	(268)	(70)	(1 300)	1 636	(2)
Sale and maturity of other financial assets	80	19	172	(256)	15
Net cash used in investing activities	(1 163)	(490)	(547)	1 535	(665)
Financing activities
Proceeds from the exercise of share warrants and stock options	50	(18)	—	—	32
Capital contributions received	—	30	126	(156)	—
Treasury shares purchased	(19)	(7)	—	—	(26)
Purchase of non-controlling interests	—	—	(47)	—	(47)
Dividends paid by parent	(161)	—	—	—	(161)
Dividends paid by subsidiaries	—	—	(1)	—	(1)
Escrow maturities	—	2	—	—	2
Borrowing under long–term loans (net of financing costs)	1 158	5	99	(1 263)	(1)
Repayment of long–term loans	(146)	(3)	(40)	147	(42)
Repayment of lease obligations	(2)	(47)	(2)	2	(49)
Net borrowings (repayments) of short–term loans	95	(36)	169	(277)	(49)
Settlement of derivative instruments	—	—	(1)	—	(1)
Net cash used in financing activities	975	(74)	303	(1 547)	(343)
Effect of foreign currency translation	—	8	2	—	10
Net increase (decrease) in cash and cash equivalents	7	287	25	—	319
Cash and cash equivalents at beginning of period	51	205	183	—	439
Cash and cash equivalents at end of period	58	492	208	—	758

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1

Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York,

as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.14	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.15	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

2.16	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 11, 2011)

Exhibit No.	Description

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Holding, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.9	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.10	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Southeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.11	Amended and Restated Deposit Agreement dated as of February 18, 2009, among Delhaize Group, Citibank, N.A. and the holders and beneficial owners of American depositary shares issued thereunder (incorporated by reference to Exhibit (a)(ii) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.12	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.13	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA. (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

Exhibit No.	Description

4.14	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2012)

Exhibit No.	Description

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F