Form 20-F
period 2013-12-31
DELHAIZE GROUP
filed 2014-04-25
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Pierre Bouchut

Tel: +32 2 412 22 11

Fax: +32 2 412 22 22

Square Marie Curie 40

1070 Brussels, Belgium

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, without nominal value	New York Stock Exchange**
American Depository Shares (as evidenced by American Depository Receipts), each representing one quarter of one Ordinary Share	New York State Exchange

*	The Registrant’s charter (articles of association) specifies the Registrant’s name in French, Dutch and English.
**	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, without nominal value	102,449,570 (as of December 31, 2013)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     * Yes  ☐    No  ☐

*	This requirement does not apply to the registrant in respect of this filing.

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

GENERAL INFORMATION

References to “Delhaize Group” and to “the company,” “our company,” “Group,” “we,” “us” and “our” in this Annual Report are to Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and its consolidated entities, unless the context otherwise requires.

We are a Belgian international food retailer present in nine countries on three continents. We were founded in Belgium in 1867. Our principal activity is the operation of food supermarkets. As of December 31, 2013, we had a store network (which includes company-operated, affiliated and franchised stores) of 3,534 stores and employed approximately 160,000 people. We conduct our retail operations primarily through our businesses in (i) the United States, which we refer to as Delhaize America, (ii) Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, (iii) Greece, Romania, Serbia, Bosnia and Herzegovina, and Bulgaria, which we refer to collectively as Southeastern Europe, and (iv) Indonesia, which is accounted for using the equity method. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one quarter of one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Our website can be found at www.delhaizegroup.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our U.S. operations ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2013, 2012, and 2011 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively. Our financial information includes all of the assets, liabilities, sales and expenses of all consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out, and for us there is therefore no difference between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2013.

On March 12, 2014, our Board of Directors proposed a gross dividend of €1.56 per share to be paid to owners of ordinary shares against coupon nr. 52 on June 2, 2014. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.17 per share. This dividend is still subject to approval by the shareholders at the Ordinary Shareholders’ Meeting of May 22, 2014 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 12, 2014, is €160 million.

The euro is our presentation currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1.00 = USD 1.3791, the reference rate of the European Central Bank on December 31, 2013. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in this document.

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

SELECTED FINANCIAL DATA

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this Annual Report, which have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and adopted by the EU.

The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this Annual Report.

Our presentation currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.3791, the reference rate of the European Central Bank on December 31, 2013. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2013 USD	2013 EUR	2012(2) EUR	2011(2) EUR	2010(2) EUR	2009(2) EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	29,110	21,108	20,991	19,519	19,228	18,394
Operating profit	672	487	415	775	1,020	950
Profit before taxes and discontinued operations	418	303	189	610	832	762
Net profit from continuing operations	311	226	160	465	585	527
Net profit	251	183	102	472	575	520
Net profit attributable to equity holders of the Group	247	179	104	472	574	514
Cash dividends paid(1)	196	142	180	173	161	148
Basic earnings per share from continuing operations	3.03	2.20	1.61	4.62	5.83	5.22
Diluted earnings per share from continuing operations	3.02	2.19	1.60	4.59	5.77	5.15
Basic earnings per share	2.44	1.77	1.03	4.69	5.73	5.16
Diluted earnings per share	2.43	1.76	1.03	4.65	5.68	5.08

	December 31,
	2013 USD	2013 EUR	2012(2) EUR	2011(2) EUR	2010(2) EUR	2009(2) EUR
	(in millions)
BALANCE SHEET DATA
Current assets	5,057	3,666	3,192	3,109	2,963	2,400
Total assets	15,992	11,596	11,917	12,276	10,888	9,737
Short-term borrowings	—	—	—	60	16	63
Long-term debt	2,773	2,011	2,313	2,325	1,966	1,904
Long-term obligations under finance lease	684	496	612	689	684	643
Share capital	71	51	51	51	51	50
Non-controlling interests	7	6	2	5	1	17
Shareholders’ equity	6,993	5,070	5,186	5,411	5,068	4,392

	2013 USD	2013 EUR	2012 EUR	2011 EUR	2010 EUR	2009 EUR
	(in millions except for store count)
OTHER DATA
Store count at period end	—	3,534	3,451	3,408	2,800	2,732
Weighted average number of shares outstanding at period end	—	101.0	100.8	100.7	100.3	99.8
Net cash provided by operating activities	1,635	1,185	1,402	1,100	1,311	1,170
Net cash used in investing activities	(789)	(572)	(630)	(1,257)	(661)	(554)
Net cash used in financing activities	(495)	(359)	(262)	(146)	(343)	(496)
Capital expenditures	779	565	681	754	656	519

(1)	We usually declare dividends once a year at our ordinary shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(2)	Comparative data has been restated to reflect (i) the reclassification of the banners Sweetbay, Harveys and Reid’s and our Montenegrin operations to discontinued operations given their (planned) divestiture and (ii) the initial application of the amendments to IAS 19 and IFRS 11 (see Item 18 – Note 2.2 for additional information).

Dividends

The following table sets forth, for the periods indicated, historical dividend information per ordinary share. The 2013 dividend was proposed by the Board of Directors but still needs to be approved by the shareholders at the Ordinary Shareholders’ Meeting of May 22, 2014. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s ordinary shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per the number of American Depositary Shares, or ADSs, representing one ordinary share paid by the depositary to holders of Delhaize Group ADSs on the dividend payment date. The dividend for the fiscal year 2013 becomes payable to ADR holders on June 5, 2014. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(1)
2013 (proposed dividend)	1.56	2.15	(2)
2012	1.40	1.83
2011	1.76	2.20
2010	1.72	2.50
2009	1.60	1.94

(1)	The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders. For the 2013 dividend, we used the reference rate of the European Central Bank of April 2, 2014 of € 1.00 = $1.3795.
(2)	Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Belgian law requires us to appropriate at least 5% of our annual profit to the statutory reserves until such reserve has reached an amount equal to 10% of our share capital. Subject to this requirement, shareholders may decide, upon proposal by the Board of Directors, at a shareholders’ meeting at which statutory non-consolidated financial statements are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution, and all or a portion of available reserves.

Citibank, as our depositary, holds the underlying ordinary shares represented by our American Depositary Shares, or ADSs, as evidenced by ADRs. Each ADS represents an ownership interest in the underlying ordinary share and the right to receive one quarter of one ordinary share, which has been deposited with the depositary. Because Citibank holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through Citibank. A deposit agreement among Citibank, Delhaize Group and all holders from time to time of the Delhaize Group ADSs sets forth the obligations of Citibank. Citibank will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows Citibank to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10 “Additional Information” in this Annual Report. Citibank will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

Our presentation currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.3791 on December 31, 2013 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on April 2, 2014 was $1.3761 per euro.

The table below shows the average noon buying rate of the euro from 2009 to 2013.

Year ended December 31,	Average Rate(1)
2013	1.3303
2012	1.2909
2011	1.4002
2010	1.3216
2009	1.3955

(1)	The average of the noon buying rates of the euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
March 2014	1.3927	1.3731
February 2014	1.3806	1.3507
January 2014	1.3682	1.3500
December 2013	1.3816	1.3552
November 2013	1.3606	1.3357
October 2013	1.3810	1.3490

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

The food retail industry is competitive and generally characterized by narrow or in some jurisdictions even capped profit margins. Our competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers, discount retailers and restaurants. Food retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. We believe that we could face increased competition in the future from all of these competitors. To the extent we reduce prices to maintain or grow our market share in the face of competition, net income and cash generated from operations could be adversely affected. Some of our competitors have financial, distribution, purchasing and marketing resources that are greater than ours. Our profitability could be impacted as a result of the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

We have substantial financial debt outstanding that could negatively impact our business.

We have substantial debt outstanding. At December 31, 2013, we had total consolidated financial debt outstanding of approximately €2.8 billion, which represents approximately 24% of our consolidated balance sheet. Our level of debt could:

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

General economic conditions in the areas where we operate may adversely affect our financial performance. Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors can increase our cost of sales and selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers. In Greece, we are exposed to the possible aftermath of the sovereign debt crisis, which will likely have an adverse impact on consumer spending and may cause us to impair assets related to our operations in Greece and record lower contributions from those assets in our operating results.

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

Recent economic conditions have been and continue to be volatile. Disruptions in the capital and credit markets could adversely affect our ability to draw on our bank credit facilities or enter into new bank credit facilities. Our access to funds under our bank credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from Delhaize Group and other borrowers within a short period of time. Also, disruptions in the capital and credit markets may impact our ability to renew those bank credit facilities or enter into new bank credit facilities as needed. In addition, our suppliers and third-party service providers could experience credit or other financial difficulties that could result in their inability or delays in their ability to supply us with necessary goods and services.

The significance of the contributions of our U.S. operations to our revenues and the geographic concentration of our U.S. operations on the east coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

During 2013, 61% of our revenues were generated through our U.S. operations (excluding discontinued operations). We depend in part on our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

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

We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally-recognized credit rating agencies, particularly to a level below investment grade, could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact our ability to grow our businesses by substantially increasing the cost of, or limiting access to, capital. Our senior unsecured debt ratings from Standard & Poor’s and Moody’s are BBB- and Baa3 investment grades, respectively.

A rating is not a recommendation to buy, sell or hold debt, inasmuch as the rating does not comment as to market price or suitability for a particular investor. The ratings assigned to our debt address the likelihood of payment of principal and interest pursuant to their terms. A rating may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating that may be assigned to our securities and shall be viewed as the opinion of the assigning rating agency.

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

Our operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe outside the Eurozone, including Romania, Serbia and Indonesia. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euros (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this document). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of our assets, liabilities and operating results are denominated in a different currency than the euro, we are particularly exposed to currency risk arising from fluctuations in the value of these currencies against the euro. We do not hedge this “translation” exposure. However, the Group aims to minimize this exposure by funding the operations of our entities in their local currency, wherever feasible.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our 2013 net profit would have increased/decreased by €1 million (€2 million in 2012 and 2011). For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.” In 2013, 69% of our financial debt, after cross-currency swaps, was denominated in U.S. dollars while 64% of our EBITDA was generated in U.S. dollars.

Our exposure to fluctuations in foreign currency movements in our business operations is limited as each of our operating company’s purchases and sales are primarily denominated in their respective functional currencies.

We are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2013, the U.S. dollar had strengthened/weakened by 14% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2013 using a 95% confidence interval), our net profit (all other variables held constant) would have been €4 million higher/lower.

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

We may be unable to successfully develop and execute our strategy, which includes completing renovations and conversions and implementing brand repositioning plans.

Our success depends in large part on our ability to respond to the needs of our customers by offering them compelling and distinctive products at competitive prices while making each customer’s shopping experience as convenient as possible with attractive store formats and excellent customer service. For more information on our strategy, see “Item 4. Information on the Company — Our Strategy.” If we are unable to successfully develop and execute our strategy, or if our plans fail to meet customers’ expectations, our financial condition and results of operations could be adversely affected.

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

In May 2011, Food Lion started its repositioning work, and implemented this new strategy in its whole store network over a period of three years. In addition to price, we took action to strengthen other attributes of our Food Lion brand in those markets, focusing on the quality of the assortment as well as the ease and convenience of the shopping experience. While these initiatives have resulted in increased revenues, there can be no assurance that they will continue to be successful and that we will achieve the expected results.

In 2014, Food Lion will roll out the next step of its new strategy, centered on Easy, Fresh & Affordable. The strategy includes assortment changes, improvement at the check-outs and increased associate trainings to underline that the customer is at the center of what we do. A comprehensive market test will be conducted in 77 Food Lion stores starting this summer. While we expect the Easy, Fresh & Affordable initiative to result in increased revenues, there can be no assurance that this initiative will be successful and that we will be able to achieve the expected results.

We may be unsuccessful in managing the growth of our business or realizing the anticipated benefits of acquisitions we have made.

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and opening new stores. We also occasionally consider opportunities to expand into new regions. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening may take several years or may not occur at all. We face risks commonly encountered with growth through acquisition and conversion or expansion. The areas where we face risks include:

•	identifying suitable acquisition opportunities or markets in which to expand;

•	competitors who may have more resources to make acquisitions or expand operations or otherwise may make acquisitions that we would have been interested in making;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	obtaining necessary financing on satisfactory term;

•	making payments on the indebtedness that we might incur as a result of these acquisitions;

•	losing customers of an acquired business;

•	entering markets where we have no or limited experience;

•	failing to assimilate the operations and personnel of acquired businesses;

•	failing to install and integrate all necessary systems and controls;

•	the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties.

There can be no assurance that we will be able to execute successfully our acquisition and integration strategy or store openings. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments may have a material adverse effect on our business, financial condition and results of operations.

In a shareholders’ matter related to our wholly-owned subsidiary in Greece, we were notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by us during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. We believe that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. We continue to assess the merits and any potential exposure of this claim and to vigorously defend ourselves. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. The decision of the Court of First Instance of Athens is expected in 2014.

Our business and/or financial results may be negatively affected if divestitures are not successfully completed.

We regularly evaluate the potential disposition of assets and businesses that may no longer help us meet our objectives. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated. In addition, we may experience greater dis-synergies than expected, and the impact of the divestiture on our revenue growth may be larger than projected. After reaching an agreement with a buyer or seller for the disposition of a business, we are subject to satisfaction of pre-closing conditions as well as to necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent us from completing the transaction. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial and commercial obligations.

In May 2013, we signed an agreement with Bi-Lo Holdings to divest our Sweetbay, Harveys, and Reid’s operations. The sales price is $267 million (€193 million) in cash, to be reduced by $20 million (€15 million) for restrictions imposed during the regulatory approval process and subject to other customary adjustments. In February 2014, we received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of Sweetbay, Harveys and Reid’s to Bi-Lo Holdings. As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and Delhaize Group agreed to retain two other stores and convert them into the Food Lion banner. In February 2014, we announced the planned sale of our Bulgarian operations to AP Mart. In April 2014, we announced an agreement with Tropic Group B.V. to divest all of our 39 Bosnian and Herzegovinian stores. While we expect all of these divestitures to be completed successfully, there can be no assurance that the anticipated benefits of our divestiture strategies will be realized.

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

Approximately 20% of the stores in our store network are franchised or affiliated. Almost 11% of our revenues is generated from our franchise or affiliate activities and part of wholesale revenues. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results. In addition, we have accounts receivables associated with our franchised and affiliated stores. If the operators of these stores do not operate successfully, we could be forced to write-off a portion of or all of the accounts receivables associated with such franchised and affiliated stores. In order to cover ourselves against this risk, we may enter into credit insurance.

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

Effective internal control over financial reporting is necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation, business and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that the control may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in its implementation of internal controls, our business and operating results could be harmed and we could fail to meet our reporting obligations.

Our operations are dependent on information technology (“IT”) systems, the failure or breach of security of any of which may harm our reputation and adversely affect our financial performance.

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

As do most retailers, we receive and store certain personal information about our customers in our information systems, and we receive and store personal information concerning our associates and vendors. We also use third-party service providers for a variety of reasons, including, without limitation, encryption and authentication technology, content delivery to customers, back-office support, and other functions. In addition, our online operations depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments. If third parties or our employees are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, identity theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation of our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand-names.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion from approximately December 2007 through early March 2008, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. There are no longer any investigations or proceedings pending or threatened against Delhaize Group involving the referenced “Computer Intrusion.” All such investigations and proceedings pending or previously initiated have been resolved without material cost to Delhaize Group.

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

In addition, we are subject to legislation in many of the jurisdictions in which we operate relating to unfair competitive practices and similar behavior. We have been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require us to devote significant management resources to defending ourselves against such allegations. In the event that such allegations are proven, we may be subject to significant fines, damages awards and other expenses, and our reputation may be harmed, which could materially adversely affect our business, results of operation, financial condition and liquidity.

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal in front of the Court of Appeal of Brussels regarding the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities for violation of the rights of Delhaize Belgium and other retailers and therefore requested a suspension of the procedure pending in front of the Belgian Competition Authority. A final ruling by the Court of Appeal on the merits of the procedural challenge is possible by the end of 2014. Based on the information contained in the investigation report and relevant case precedents, we do not have sufficient information to estimate a possible fine or compensation payment that may result from any adverse future decision of the Belgian Competition Authority. According to Belgian legislation, fines for competition law infringements are calculated on the turnover of the products affected by the alleged infringement in the last full year of the alleged coordination activities, capped at 10% of our annual Belgian revenues in the year preceding the decision of the Competition Authority. However, there are many variables and uncertainties associated with the application of the relevant legislation to the facts and circumstances of this investigation, regardless of the outcome of the procedural appeal pending before the Court of Appeal. Moreover, a decision on the merits of the matter by the Authority would likely not occur before 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Consequently, we currently do not have sufficient information available to make a reliable estimate of any possible financial impact or the timing thereof.

In a separate matter related to another of our operations, Mega Image in Romania, we have, since 2009, answered a series of questionnaires sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. At December 31, 2013, these broad inquiries have neither resulted in the issuance of any investigation report nor of a Statement of Objections. The Romanian legislation provides that antitrust fines, if any, are based on a percentage of the total turnover of the year preceding a decision by the Romanian Competition Plenum.

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

Our U.S. operations are self-insured for workers’ compensation, general liability, automotive accident, pharmacy claims and healthcare (including medical, pharmacy, dental and short-term disability) up to certain retentions and hold excess-insurance contracts with external insurers for any costs in excess of these retentions. We also use captive insurance arrangements for some of our self-insurance programs to provide flexibility and optimize costs.

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

Self-insurance reserves of €133 million are included as liabilities on the balance sheet as of December 31, 2013. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this document.

Increasing costs associated with our defined benefit pension plans may adversely affect our results of operations, financial position or liquidity.

Most of our operating companies have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which we and / or the employee pays fixed contributions to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of services, compensation and / or guaranteed returns on contributions made.

We have defined benefit plans at several of our entities and a total of approximately 24% of our employees were covered by defined benefit plans at the end of 2013. Assumptions related to discount rates, inflation, interest crediting rate and future salary increases or mortality rates have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates, demographical situation and governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2013, we recognized a net liability of €117 million to cover such underfunding. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this document.

We may not achieve all cost savings anticipated through our internal restructuring and brand repositioning work, which may reduce, delay or otherwise hinder our ability to implement our strategy involving our operating companies’ fine-tuning their pricing strategies to achieve local value leadership and accelerated growth.

The support functions for each of our U.S. banners were centralized starting in 2010, while the unique go-to-market strategies of each of our Food Lion, Harveys, Bottom Dollar Food, Hannaford and Sweetbay banners have been maintained. In this structure, the U.S. banner organizations benefit from common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of the common support services is to create greater efficiencies and scale, and to eliminate redundancies, as well as to become more flexible in integrating acquisitions, and ultimately better serve our banners and customers. This restructuring was also designed to simplify our legal, accounting and tax compliance requirements. Also, since October 2012, we have made management changes at Delhaize America aimed at operating more effectively and efficiently going forward. Additionally, a significant component of this restructuring work involves, among other things, our operating companies’ fine-tuning their pricing strategies to achieve local value leadership, reposition our brands and accelerate our growth. Our brand repositioning work is discussed above, under “We may not be able to successfully complete renovation, conversion and brand repositioning plans.” We plan to re-invest any realized cost savings and any future cost savings from our common U.S. support services structure in order to accelerate our revenue growth in line with the internal restructuring and brand repositioning work. However, we cannot provide assurance that we will continue to achieve all cost savings anticipated through our internal restructuring, management changes at Delhaize America, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our brand repositioning.

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

In addition, the rights of a shareholder to attend the general meeting of shareholders and to vote are subject to the registration of these shares in the name of this shareholder at midnight (Central European Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution. Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the general meeting of shareholders, no later than six days before the date of the meeting pursuant to the modalities set forth in the notice to the meeting. Similarly, a holder of our ADRs who gives voting instructions to the depositary must arrange for having those ADSs registered on the record date set by the Company, which is the fourteenth day before the meeting.

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

Belgian Act on Continuity

Amicable settlement

Any company can enter into an amicable settlement with some or all of its creditors to address its difficult financial situation or to reorganize its enterprise. The amicable settlement does not affect the rights of third parties. The Belgian Act on Continuity provides a safe harbor against the risk of the amicable settlement and the related transactions being set aside in case of later bankruptcy of the debtor. In order to benefit from this safe haven, the company has to file a copy of the amicable settlement with the court registry.

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

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court, and is satisfied that:

•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;

•	a claim was not brought in the U.S. after a claim was brought in Belgium which is still pending between the same parties and with the same cause of action;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and

•	the judgment submitted to the Belgian court is authentic.

Holders of our ADRs or ordinary shares have limited rights to call shareholders’ meetings or to submit shareholder proposals, which could adversely affect their ability to participate in the governance of Delhaize Group.

Except under limited circumstances, only our Board of Directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the ordinary shares of Delhaize Group may require the Board of Directors or the statutory auditor to convene an extraordinary shareholders’ meeting. One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the shareholders’ meeting and table resolution proposals for items included on the agenda of the shareholders’ meeting. As a result, the ability of holders of our ADRs or ordinary shares to participate in and influence the governance of Delhaize Group is limited.

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

Our ordinary shares are listed on NYSE Euronext Brussels under the symbol “DELB” and our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange, NYSE, under the symbol “DEG.” Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to US domestic companies. Under the NYSE’s corporate governance listing standards and the requirements of Form 20-F, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. For more information, see Item 16G, “Corporate Governance” below.

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

We are a food retailer headquartered in Belgium with operations in nine countries on three continents — North America, Europe and Asia. At December 31, 2013, our store network (which includes company-operated, affiliated and franchised stores) consisted of 3,534 stores, and we employed approximately 160,000 people. In 2013, we recorded revenues of €21,1 billion and Group share in net profit of €179 million.

Our primary store format consists of food supermarkets. Our store network also includes other store formats such as proximity stores, cash and carry and specialty stores.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 36 to the consolidated financial statements included in Item 18 of this document.

The following table sets forth, at the dates indicated, our store network in the United States, Belgium, Southeastern Europe and Asia:

Store Network (number of stores) per country

	At December 31,
	2013	2012	2011
United States(1)	1,514	1,553	1,650
Belgium & Grand Duchy of Luxembourg	852	840	821
Greece	281	268	251
Romania	296	193	105
Serbia	381	363	366
Bulgaria	54	43	42
Bosnia and Herzegovina	39	41	44
Albania(2)	—	23	18
Montenegro(3)	—	24	22
Indonesia	117	103	89
Total	3,534	3,451	3,408

(1)	Includes 154 stores held for sale
(2)	Divested in February 2013
(3)	Divested in November 2013

Revenues (in millions of €) per reportable segment

	At December 31,
	2013	2012	2011
United States(1)	12,889	13,073	12,364
Belgium	5,071	4,922	4,845
SEE(2)	3,148	2,996	2,310
Total	21,108	20,991	19,519

(1)	The segment “United States” includes the banners Food Lion, Hannaford and Bottom Dollar Food. Sweetbay, Harveys and Reid’s are included in discontinued operations given their planned divestiture.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina. Albania and Montenegro are included in discontinued operations given their divestiture. Our operations in Indonesia are accounted for under the equity method and no longer form part of this segment.

In 2013, operations in the United States accounted for 61% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 24% of revenues. Operations in Southeastern Europe accounted for 15% of revenues.

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

In April 2001, we and Delhaize America, our consolidated subsidiary through which our U.S. operations are conducted, consummated a share exchange transaction in which we acquired all of the outstanding shares of Delhaize America that we did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either our American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or our ordinary shares, which are listed on NYSE Euronext Brussels. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADS for every one ordinary share.

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

In 2001, Alfa Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. As of December 31, 2013, we operated 12 Red Market stores in Belgium. These stores serve as a laboratory for new concepts in the Belgian market and elsewhere throughout the Group. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices.

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

In July 2011, we acquired 100% of the shares and voting rights of Delta Maxi, a Serbian based food retailer active in five countries in the Southeastern part of Europe and with a network of approximately 485 stores, including convenience stores, supermarkets and hypermarkets and 7 distribution centers.

In January 2012, we announced a thorough portfolio review and our decision to close 146 underperforming stores across our network (126 in the U.S. and 20 in Southeastern Europe) and to convert 42 Bloom and 22 Bottom Dollar Food stores to Food Lion in the U.S. In addition, we decided to retire the Bloom brand and to focus on a roll-out of Bottom Dollar Food stores in markets which provide the greatest opportunity for growth such as in the Philadelphia and Pittsburgh area. Bottom Dollar Food is a soft discount format offering customers an easy and full shopping experience at affordable prices.

During 2013, 2012 and 2011, we also acquired several individual stores in various parts of the world.

In January 2013, we announced the closing of 52 stores, consisting of 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium.

In February 2013, we completed the sale of our Albanian operations.

In May 2013, we signed an agreement with Bi-Lo Holdings to divest our Sweetbay, Harveys and Reid’s operations.

In July 2013, we announced the sale of all 25 Maxi, Mini Maxi and Tempo stores we operated in Montenegro. This transaction was closed on November 19, 2013.

In February 2014, Delhaize Group announced the planned sale of its Bulgarian operations to AP Mart. Also in February 2014, Delhaize Group received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of its Sweetbay, Harveys and Reid’s operations to Bi-Lo, announced in May 2013. As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and Delhaize Group agreed to retain two other stores and convert them into the Food Lion banner. The FTC’s approval is pursuant to a consent order accepted by the FTC for public comment on February 25, 2014. The order is subject to final approval by the FTC after the close of a 30-day comment period, which expired on March 27, 2014. We have since completed the portion of the transaction involving the Sweetbay operations, and continue to expect the entire transaction to be completed during the first half of 2014.

In April 2014, we announced an agreement with Tropic Group B.V. to divest all of our 39 Bosnian and Herzegovinian stores. This transaction is expected to close in the third quarter subject to regulatory approval and working capital adjustments.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities that exist in the supermarket industry in the geographical markets in which we operate. We seek to differentiate ourselves from our competitors through our competitive strengths, which include:

•	Leading market shares and strong brand recognition. We aim to be among the top three supermarket operators in terms of annual revenues in the markets in which we operate. We believe that our leading market shares result in distribution and advertising synergies, competitive buying conditions and allow us to maintain customer loyalty and strong brand recognition.

•	Good cost management. We focus on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private brand products. Effective use of information technology, store labor scheduling and attention to cost controls has allowed us to control our expense structure. Our ability to control operating and administrative expenses has allowed us to achieve one of the lowest operating cost structures in the supermarket industry.

•	Track record of reducing leverage (i.e., debt to equity ratio). We have historically been able to generate free cash flow and reduce leverage in our balance sheet. This has been possible through our strong profitability, disciplined working capital management and selective investments.

•	Diversification through multiple banners and multiple markets. We operate under multiple banners, each of which has a distinct strategy and a well-established and consistent brand image. Through our multiple banners, we are able to target the needs and requirements of specific markets, customize our product and service offerings and maintain strong brand recognition with our local customers.

•	Experienced management team. Our executive officers have many years of experience in the food retailing industry. In addition, many of our company’s senior operating managers have spent much of their careers in their respective local markets.

•	Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. In 2014 we expect capital expenditures of approximately €625 million (based on the average exchange rate in 2013 of €1 = $1.3281). These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

•	Distribution capacity and efficiency. We currently operate 33 distribution centers. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•	Loyalty card programs. Transactions using the loyalty card program accounted for 81%, 78% and 84% of revenues at Delhaize Belgium, Alfa Beta and Food Lion respectively, during 2013. Customers utilize our loyalty cards for buying incentives and discounts on select purchases. The use of loyalty card programs allows us to better serve our customers by, for instance, offering targeted promotions or developing partnerships with other companies to offer additional benefits to card holders.

•	Operate as a global group. We are organized into different geographic regions that engage in global and regional purchasing, share retail knowledge and implement best practices. We have regional and company-wide coordination groups focusing on procurement, equipment purchasing, information technology, food safety, talent development, communication, risk management and legal.

Our Strategy

Delhaize Group’s ambition is to be recognized as the preferred food retailer by our customers, therefore creating value for all our stakeholders. Our strategy has three dimensions.

•	Growth. We want to grow profitably by listening to our customers, understanding their needs and offering them compelling and distinctive solutions in terms of assortment for fresh food and grocery, exciting private brands, competitive pricing, convenient shopping experiences, and attractive store formats.

•	Efficiency. We want to be as efficient as possible, not merely for the sake of efficiency but in order to be able to offer the best value-for-money to our customers.

•	Sustainability. We want to operate our business as responsible retailers for the customers and the communities we serve by offering sustainably sourced products and providing healthy food choices. Our stores provide a safe shopping and working environment for both customers and associates.

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, based on the location of customers and stores, which matches the way we manage our operations. In 2013, reportable segments include the United States, Belgium (including Belgium and the Grand Duchy of Luxembourg) and Southeastern Europe, which includes our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina. We also hold a 51% stake of Super Indo (Indonesia).

As of December 31, 2013, we operated the following banners:

United States	Belgium (1)	Southeastern Europe

• Food Lion • Hannaford • Bottom Dollar Food • Sweetbay Supermarkets(2) • Harveys(2) • Reid’s(2)	• Delhaize “Le Lion”/Delhaize “De Leeuw” Supermarket • AD Delhaize • Proxy Delhaize • Shop ‘n Go • Tom & Co • Red Market	• Alfa Beta • ENA • AB Shop & Go • AB City • AB Food Market • AB Cool Food • Mega Image • Mega Image Shop & Go • Maxi • Mini Maxi • Tempo • Tempo Express • Picadilly • Picadilly Daily

(1)	Including 43 stores in the Grand Duchy of Luxembourg.
(2)	Stores held for sale.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion, Hannaford and Bottom Dollar Food. In May 2013, we announced the sale of our Sweetbay, Harveys and Reid’s operations and these are presented as discontinued operations.

In 2013, we had revenues of €12.9 billion ($17.2 billion) in the United States, representing 61% of the total Group revenues (excluding discontinued operations). At the end of 2013, we employed approximately 108,000 people in the United States.

Food Lion stores are located in 10 different states in the Southeast of the United States. Hannaford is located throughout New England and Bottom Dollar Food stores can be found in the Philadelphia and Pittsburgh, Pennsylvania markets. The Sweetbay and Harveys stores held for sale are primarily located in Florida and Georgia.

Store network. The growth of our U.S. store network has historically been based on store openings, complemented by selective acquisitions. In January 2013, Delhaize Group announced the decision to close 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food). In addition, in 2013 we opened 12 new stores and closed an additional 6 Food Lion stores, which resulted in a net decrease of 39 stores. As a result, as of December 31, 2013, we operated 1,514 supermarkets in 18 states in the eastern United States, of which 154 stores held for sale.

State	Food Lion(1)	Hannaford	Bottom Dollar Food	Harveys(2)	Sweetbay(2)	TOTAL
Delaware	23					23
Florida				7	73	80
Georgia	26			64		90
Kentucky	3					3
Maine		57				57
Maryland	79					79
Massachusetts		26				26
New Hampshire		33				33
New Jersey			13			13
New York		50				50
North Carolina	502					502
Ohio			4			4
Pennsylvania	8		45			53
South Carolina	125			1		126
Tennessee	32					32
Vermont		17				17
Virginia	308					308
West Virginia	18					18
TOTAL	1,124	183	62	72	73	1,514
Number of states	10	5	3	3	1	18

(1)	Includes 11 Reid’s stores.
(2)	Held for sale except for one Harveys store and one Reid’s both of which will be converted into the Food Lion banner.

Banner	Store Sizes ft2
Food Lion	25,000 – 45,000
Hannaford	25,000 – 55,000
Bottom Dollar Food	18,000 – 20,000

On May 4, 2011, Food Lion re-launched approximately 170 stores in the Raleigh, North Carolina market (Phase One) as a start of the brand repositioning. In addition to price, we took action to strengthen other attributes of our Food Lion brand in that market, focusing on the quality of the assortment, the ease and convenience of the shopping experience as well as making additional price investments. In 2012, the brand repositioning was implemented in several additional markets as part of Phase 2 and Phase 3 and by the end of 2012 the brand repositioning had been implemented in 704 Food Lion stores. In 2013, Food Lion completed its phase repositioning by implementing Phase 4 in May 2013 (178 stores) and Phase 5 (169 stores) in November 2013.

In late 2010, the low-cost grocery store Bottom Dollar Food entered into the greater Philadelphia, Pennsylvania area, a new market for the Group. In early 2012, Bottom Dollar Food entered a second market, Pittsburgh, Pennsylvania.

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

On January 17, 2013, we announced the closing of 34 underperforming Sweetbay stores in Florida, 8 Food Lion stores and 3 Bottom Dollar Food stores.

On May 28, 2013, we announced the sale of the Sweetbay, Harveys, and Reid´s operations to Bi-Lo Holdings.

Competition and regulation. The U.S. business in which we are engaged is competitive and characterized by narrow profit margins. We compete in the United States with international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, convenience stores, warehouse club stores, retail drug chains, membership clubs, general merchandisers, discount retailers and dollar stores. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. In order to support decisions on the competitiveness of the pricing level, we have developed detailed systems to compare prices with the competition.

The major competitors of Food Lion are Wal-Mart, Kroger (including Harris Teeter), Bi-Lo, Lowes Food, Aldi and Save-A-Lot. The major competitors of Hannaford are Supervalu (Shaws), Price Chopper, Wal-Mart, DeMoulas (Market Basket), Royal Ahold (Stop & Shop) and ShopRite.

The opening of new stores is largely unconstrained by regulation in most of the states where Food Lion operates. The majority of the states in which Hannaford operates are more restrictive through regulation of the opening of new stores. Shopping hours are mostly unconstrained by regulation in all of the states in which we are active. Most of our U.S. stores are open 17 to 18 hours a day and seven days a week.

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private brands. Food Lion offers between 15,000 and 20,000 stock-keeping units (“SKUs”) in their supermarkets, Hannaford between 25,000 and 46,000 SKUs and Bottom Dollar Food between 6,000 and 8,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. Hannaford and Food Lion feature a strong organic and natural food department, Nature’s Place, in their stores.

Private brand products. Each of our U.S. banners offers their own line of private brand products. The Food Lion and Hannaford private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brands, reducing the cost of goods sold for private brands and strengthening the margins for these products. Revenues from private brand products represented 27.4%, 29.0% and 39.0% of Food Lion’s, Hannaford’s and Bottom Dollar food respective revenues in fiscal year 2013. As of December 31, 2013, Food Lion carried approximately 8.900 private brand SKUs, Hannaford approximately 8,200 private brand SKUs and Bottom Dollar Food offered more than 2,500 SKUs under its private brand program. We have a common three-tier private brand program in our U.S. operations, including a premium brand, a house brand and a value line as well as category-specific private brand lines for organic products, general merchandise and prepared meals. In the second quarter of 2011, we introduced My Essentials, a new value line of private brands that replaced the Smart Option assortment.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 84% of revenues at Food Lion in 2013.

Pharmacies. As of December 31, 2013, there were 154 pharmacies in Hannaford stores and 29 in Food Lion stores. In our Sweetbay and Harveys stores held for sale we have 77 pharmacies.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales with 25.5% in 2013 – source: AC Nielsen), providing our customers with quality products and services at competitive prices. In 2013, we had revenues of €5.1 billion in Belgium and the Grand Duchy of Luxembourg, representing 24% of the total Group revenues. At the end of 2013, we employed approximately 16,000 people in Belgium and the Grand Duchy of Luxembourg.

Store network. In Belgium and the Grand Duchy of Luxembourg our store network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores with a Delhaize banner that are operated by independent third parties to whom we sell our products at wholesale prices). As of December 31, 2013, our store network increased by 12 stores since 2012 to 852 stores and consisted of 809 stores in Belgium and 43 stores in the Grand Duchy of Luxembourg.

The network included 383 supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw”, AD Delhaize and Red Market banners, 338 proximity stores under the Proxy Delhaize and Shop ‘n Go banners, and 131 specialty stores operated under the Tom & Co banner. We are also active in E-commerce.

Supermarkets. At the end of 2013, there were 147 company-operated supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw” banner and 224 affiliated supermarkets under the AD Delhaize banner in Belgium and the Grand Duchy of Luxembourg. 20 company-operated supermarkets were remodeled in 2013. The Delhaize “Le Lion”/Delhaize “De Leeuw” supermarkets have an average size of 1,900 square meters and offer around 17,000 SKUs, depending on their size. The AD Delhaize supermarkets have an average size of 1,125 square meters and offer approximately 12,000 SKUs.

At the end of 2013, Delhaize Group operated twelve Red Market stores in Belgium. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 5,700 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned.

Proximity stores. At the end of 2013, our network of smaller conveniently located stores in Belgium and the Grand Duchy of Luxembourg consisted of 338 stores under Proxy Delhaize (226 stores) and Shop ‘n Go (112 stores). The Delhaize City brand was retired in 2013. Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters and offer approximately 6,500 SKUs. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 2,000 SKUs.

Specialty stores. Tom & Co is a specialty chain focusing on food, care products, care services and accessories for pets. At the end of 2013, the large majority of the 131 Tom & Co stores were operated under franchise agreements with independent operators.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet and telephone. In 2009, Delhaize Belgium launched Delhaize Direct, allowing customers to order their groceries through the Internet and pick them up at their local store. At the end of 2013, 124 stores were equipped with Delhaize Direct. In addition, customers can order wine on the dedicated website Delhaize Wineworld that offers a selection of 1,300 different wines from all over the world. After completing the ordering process, the wines are delivered to the customer at home.

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

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 6,000 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2013, private brand sales under our brand accounted for approximately 57% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2013, the “365” offering included approximately 609 SKUs in Belgium and accounted for approximately 4.5% of revenues. Other private brands include “Care” (general merchandise and health and beauty products), Delhaize “Kids” and Delhaize “Baby.”

Loyalty Card. Our stores in Belgium use a loyalty card program known as the Plus card, which was used by customers for approximately 81% of total sales in our company-operated supermarkets in 2013. The Plus card also provides benefits for shoppers at our other stores in Belgium. We have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Southeastern Europe

Overview. In 2013, the Southeastern Europe segment (including our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina) recorded revenues of €3.1 billion and represented 15% of the total Group revenues. Our Albanian and Montenegrin activities were sold in 2013 and were presented in discontinued operations.

Store network. At year-end, the Southeastern Europe store network included 1,051 stores, 96 more than at the end of 2012. This increase is the combined effect of (i) the sale of 47 stores in Albania and Montenegro and (ii) net opening/acquisition of 143 stores (primarily in Romania).

Greece. As of December 31, 2013, Alfa Beta had 281 stores, of which 166 company-operated supermarkets under the Alfa Beta banner, 43 company-operated AB City stores, 13 company-operated cash & carry stores under the ENA banner, and 59 affiliated stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2013, Alfa Beta employed almost 11,000 people.

Alfa Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Alfa Beta is known for its large assortment, including fresh and organic products and local specialties.

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

Romania. We own 100% of Mega Image since 2004. As of December 31, 2013, Mega Image operated 296 stores in Romania (168 Mega Image supermarkets and 127 Shop&Go convenience stores) and employed approximately 6,800 people. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2013, Mega Image accelerated its expansion with the opening of 103 stores. Mega Image stores all offer the private brand ranges “365”, “Care” and the house brands available at Delhaize Belgium and Alfa Beta.

Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania. On July 27, 2011, we acquired 100% of Delta Maxi, a Serbian food retailer present in five Balkan countries. At year-end 2013, we operated 363 stores in Serbia, 41 in Bosnia and Herzegovina and 43 in Bulgaria. Our operations (47 stores) in Albania and Montenegro were sold during 2013. At December 31, 2013, we had approximately 10,700 employees in Serbia, 1,500 in Bulgaria and 900 in Bosnia and Herzegovina.

Asia

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores at that time. We own 51% of Super Indo and the remaining 49% is owned by the Indonesian Salim Group. Decisions about the relevant activities are taken by unanimous consent of both parties. Due to changes in IFRS, Super Indo is since 2013 accounted for under the equity method and comparative periods were restated. Super Indo was operating 117 stores as of December 31, 2013 and employing almost 5,600 employees.

DESCRIPTION OF PROPERTY

Store Ownership of Store Network (as of December 31, 2013)

	Owned	Finance Leases	Operating Leases	Other(1)	Total
United States(2)	238	556	720	—	1,514
Belgium	153	32	212	455	852
Southeastern Europe	334	—	663	54	1,051
Asia	—	—	117	—	117
Total	725	588	1,712	509	3,534

(1)	Affiliated and franchised stores owned by their operators or directly leased by their operators from a third party.
(2)	Of which 154 stores held for sale

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2013, 2012 and 2011, included under Item 18 in this document. The consolidated financial statements referred to were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2013. We further refer to our comments made in connection with Initial Application of New, Revised or Amended IASB Pronouncements and Standards and Interpretations issued but not yet effective, which are included in respectively Notes 2.2 and 2.5 under Item 18 in this document.

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

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar year basis. The fiscal year for our wholly-owned U.S. subsidiaries ends on the Saturday nearest to December 31. Our consolidated results for 2013, 2012, and 2011 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively. Our financial information includes all of the assets, liabilities, revenues and expenses of all fully consolidated subsidiaries, i.e., those over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are a multinational food retailer, with differentiated concepts and offerings that are relevant to our customers. Our strong local identity, recognition for fresh assortment and private label expertise have resulted in leadership positions in most of the markets we operate.

Our principal activity is the operation of food supermarkets in the United States and Europe, through company operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. Our store network also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food products to commercial customers. Approximately 80% of our stores are company-operated and 20% are operated as affiliated or franchised stores. In 2013, almost 90 percent of our consolidated revenues were generated through company-operated stores.

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

Operations

At the end of 2013, our store network totaled 3,534 stores (including 154 stores in the U.S., currently operating under the banners Sweetbay, Harveys and Reid’s, which will be divested in 2014).

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

In 2013, our operations comprised three reportable segments:

•	United States: At the end of 2013, we operated 1,514 stores in the United States, under the banners Food Lion, Hannaford, Sweetbay, Bottom Dollar Food, Harveys and Reid’s. In 2014, we will divest 154 Sweetbay, Harveys, and Reid´s stores. Our U.S. business is the largest segment, accounting for 61% of our 2013 revenues (excluding revenues from Sweetbay, Harveys and Reid’s, which are classified in discontinued operations).

•	Belgium: Belgium is our historical home market. At the end of 2013, our Delhaize Belgium store network (including Grand Duchy of Luxembourg) consisted of 852 stores operating under different banners. The segment accounted for 24% of revenues for the year ended December 31, 2013.

•	Southeastern Europe: This segment comprises our operations in Greece, Romania, Serbia, Bulgaria and Bosnia and Herzegovina. At the end of 2013, we operated 1,051 stores throughout the segment, representing 15% of our revenues. During the year, we divested our Albanian operations (23 stores) and our Montenegrin operations (24 stores).

In addition to the reportable segments, we also operate 117 stores in Indonesia as part of a joint venture of which we own 51% and which is accounted for under the equity method and as such no longer included in the key measure of profit or loss.

2013 Financial Result

In 2013, we had:

•	Revenues of €21.1 billion, an increase of 0.6% compared to 2012, despite the weakening of the U.S. dollar against the euro by 3.3% compared to 2012. Revenue growth was primarily driven by the Food Lion brand repositioning, price investment initiatives at Hannaford and Bottom Dollar Food expansion in the U.S., expansion in our Southeastern Europe segment, and retail inflation and additional stores in our Belgian operations.

•	Other operating expenses totaling €270 million in 2013 compared to €376 million in 2012, primarily consisting of €213 million impairment charges mainly related to Serbian goodwill and trade names, €21 million losses on disposal of assets and €15 million reorganization expenses in the U.S.

•	An operating margin of 2.3% compared to an operating margin of 2.0% in 2012.

•	An underlying operating profit margin of 3.6% compared to 3.7% in 2012.

•	Net financial expenses of €188 million, being €42 million lower than 2012, mainly due to the premiums paid in 2012 as part of the debt refinancing and the favorable impact thereof in 2013.

•	An increase of the effective tax rate from 15.7% in 2012 to 25.9% in 2013, primarily due to the resolution of several tax matters in the U.S. in 2012.

•	A group share in net profit of €179 million, representing an increase of 71.8% compared with 2012.

In 2013, we signed an agreement with Bi-Lo Holdings to divest our Sweetbay, Harveys, and Reid´s operations. The sales price is $267 million (€193 million) in cash, to be reduced by $20 million (€15 million) for restrictions imposed during the regulatory approval process and subject to other customary adjustments. Assets and liabilities relating to these operations (being part of the “United States” segment) are classified as a disposal group held for sale, and the relevant profit or loss after tax has been classified as “Result of discontinued operations.”

The transaction is expected to be completed in 2014. In 2013, the 164 stores included in the transaction generated revenues of approximately $1.7 billion.

In 2013, we sold our Albanian and Montenegrin activities and the results were presented as discontinued operations.

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

Asset Impairment (excluding goodwill)

As explained in our description of accounting policies, we test assets with finite useful lives or groups of assets for which identifiable cash inflows are independent of other groups of assets and liabilities (so-called “cash generating units”) for impairment whenever events or circumstances indicate that impairment may exist. Due to the importance to our business, we particularly monitor the carrying value of our retail stores, each representing for this purpose a cash generating unit, for potential impairment, which we discuss further below.

An impairment loss is recorded for stores for which the recoverable value (the higher of value in use (“VIU”), calculated on the basis of projected discounted cash flows, or fair value less costs to sell (“FVLCTS”)) is less than its carrying amount, in which case the carrying amount of the store is written down to its recoverable amount. Only if events or circumstances indicate that impairment no longer exists, the impairment loss is reversed.

Testing retail stores for impairment is significantly impacted by estimates of future operating cash flows, discount rates and estimates of fair values. Future operating cash flows are estimated using our past experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair values based on third party appraisals and signed, non-binding sales agreements or valuation techniques that use, besides others, current market rents, estimated market rental value, term yield and reversion yield.

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

The impairment calculation for goodwill involves comparing the recoverable amount of the cash generating unit (“CGU”) that is benefiting from the synergies of the underlying business combination, with its carrying amount, which includes goodwill allocated to that CGU. The recoverable amount of the cash generating unit is determined based on the higher of VIU and FVLCTS calculations. Both the VIU and the FVLCTS calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond that period are extrapolated using estimated growth rates. Earnings multiples paid for similar companies in the market have been used to ensure appropriateness of the FVLCTS estimates and overall consistency. The assumptions and valuation methods applied for our most significant CGUs are described in Note 6 to our consolidated financial statements, included under Item 18 in this document. An impairment loss is recorded if the carrying value exceeds the recoverable amount. Goodwill impairments are never reversed.

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

The assumptions employed to estimate the VIU represent our best estimates of future developments and we are of the opinion that no reasonably possible change in any of the key assumptions mentioned would cause the carrying value of the significant cash generating units of the U.S., Belgium, Greece and Romania to exceed their recoverable amounts. Sensitivity information on various key assumptions has been disclosed in Note 6 to our consolidated financial statements, included under Item 18 in this document. Except for Serbia, none of these sensitivities resulted in the situation that the carrying amount of the significant CGUs would have exceeded their recoverable amount.

In 2012, we impaired 100% of the goodwill recognized in connection with Bulgaria, Bosnia & Herzegovina and Montenegro and recognized an impairment loss of €85 million with respect to the Serbian goodwill. During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, the Group performed an impairment testing in the third quarter of 2013 and recognized an additional impairment loss of €124 million. We estimated that an increase of 100 basis points in the discount rate applied and a simultaneous reduction of 50 basis points in the terminal growth rate used to estimate the FVLCTS for Serbia would have decreased the recoverable amount of the Serbian goodwill by an additional €57 million. Further sensitivity information is disclosed in Note 6 to our consolidated financial statements, included under Item 18 in this document.

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

Income Taxes

Current and deferred income tax needs to be determined for each of the jurisdictions in which we operate. Management judgment is required for the calculation of current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable (receivable) for prior periods. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax is calculated, considering (i) the tax rates that are expected to apply in the period when the liability is settled or the asset is realized and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized to the extent that their utilization is probable in the foreseeable future. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective jurisdiction, taking into account any legal restrictions on the utilization of the asset. Various factors are used to assess the probability of the future utilization of deferred tax assets, including, but not limited to, past operating results, the existence of sufficient taxable income and future operational plans. The financial position, net income or cash flows may be impacted if the actual results differ from these estimates or if these estimates must be adjusted in future periods. In the event that the assessment of future utilization of deferred tax assets changes, the impact on recognized deferred tax assets will be recognized in profit or loss or directly in equity.

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

Self-Insurance

As explained in Note 20.2 to our consolidated financial statements, included under Item 18 in this document, we are self-insured in the United States for workers compensation, general liability, vehicle accident and pharmacy claims up to a certain retention and we hold excess insurance contracts with external insurers for any costs in excess of these retentions.

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

Actuarial estimates are subject to a high degree of uncertainty due to, among other things, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. We believe that the actuarial estimates are reasonable and represent our best estimate of the total exposure. However, it is in the nature of such estimates that significant differences between actual and estimates could materially affect our self-insurance obligations. For example, a negative shift in the yield curve used to discount the provision by 100 basis points would increase the provision by approximately €3 million.

Share-Based Payments

We have equity-settled share-based compensation plans covering employees in the United States and Europe. The fair value of the employee-related services received in exchange for the grant of the share-based awards is recognized as an expense. The fair value of the share-based awards is calculated using the Black-Scholes-Merton option pricing model, except for the performance and restricted stock unit awards for which the fair value is based on the share price on the date of grant. The resulting cost is charged to the income statement over the vesting period of the related share-based awards. Compensation expense is adjusted to reflect the Group’s best estimate of the number of equity instruments that will ultimately vest which includes expected and actual levels of vesting and an assessment of the non-market performance conditions attached to the performance stock units.

The Black-Scholes-Merton option pricing model incorporates certain assumptions, which are our estimates of the risk-free interest rate, expected volatility, expected dividend yield and expected life of options, to arrive at a fair value estimate. Our assumptions are based on historical, mainly observable market data and are reviewed at each grant date and explained in Note 21.3 of our consolidated financial statements, included under Item 18 in this document. We revise our valuation assumptions as appropriate to value share-based awards granted in future periods.

Closed Store Provisions

We regularly review the operational performance of our retail stores and make assessments of the future developments of these stores. In some cases, we decide to close stores, which results in a number of accounting activities in order to ensure that assets and liabilities resulting from these decisions are appropriately reflected in our financial statements. This involves testing assets for impairment, see above, but also the recognition of closed store provisions which consist primarily of provisions for onerous contracts and severance (“termination”) costs.

The provision for onerous contracts is estimated based on remaining lease obligations, expected sub-lease income and other exit costs associated with store closing commitments. Other exit costs include estimated utilities, real estate taxes, common area maintenance and insurance costs to be incurred after the store closes, all of which are contractually required payments under the lease agreements, over the remaining lease term.

The estimates are based on past experience and are reviewed regularly to ensure that accrued amounts continue to reflect our best estimate of the outstanding commitments. By the nature of such estimates, the actual amounts recorded may differ. Adjustments to closed store provisions primarily relate to changes in subtenant income and actual exit costs. Such adjustments are made in the period in which the change becomes known. Any excess closed store provision remaining upon settlement of the obligation is reversed in the period that such settlement is determined.

Calculating the estimated closed store provisions requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sub-lessees, and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resulting demand for commercial property. Finally, applying an appropriate discount rate on the estimated long-term cash flow projection requires the application of judgment.

Varying the discount rate applied by 200 basis points would have increased / decreased the expenses charged to profit or loss for 2013 store closing activities by €6 million and increased / decreased the total closed store provision by €9 million.

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

Defined Benefit Plans

Approximately 24% of our employees are covered by defined benefit plans, which typically define an amount of benefit that an employee will receive upon retirement, usually depending on factors such as age, years of service and similar criteria. Such plans are either funded or unfunded and our net defined benefit liability (asset) recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. In case the calculation results in a net defined benefit asset, the amount recognized is limited to the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Calculating the net defined benefit pension liability (asset) involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future, as detailed in Note 21.1 to our consolidated financial statements, as included under Item 18 in this document. We review all significant assumptions periodically, which are based on observable market inputs and historical experience.

Differences between estimates and actual outcomes and changes in assumptions represent actuarial gains and losses (remeasurements of the net defined benefit liability (asset) – experience adjustments), which are fully recognized in the period they occur in the statement of other comprehensive income, and impact immediately the net defined benefit pension liability. However, such actuarial gains or losses do not have an immediate impact on our future contributions to the pension plan. In the event that changes in the key assumptions applied to estimate the annual defined benefit pension costs are required, the future amounts of the defined benefit pension costs may be materially affected.

Sensitivity information on the most material assumptions applied have been disclosed in Note 21.1 to our consolidated financial statements, as included under Item 18 in this document.

SELECTED RESULTS OF OPERATIONS

Overview

In 2013, we signed an agreement with Bi-Lo Holdings to divest our Sweetbay, Harveys, and Reid´s operations. The sales price is $267 million (€193 million) in cash, to be reduced by $20 million (€15 million) for restrictions imposed during the regulatory approval process and subject to other customary adjustments. We classified assets and liabilities relating to these operations (being part of the “United States” segment) as a disposal group held for sale. Simultaneously the transaction qualified as discontinued operations and consequently, we have classified the relevant profit or loss after tax as “Result of discontinued operations,” with comparative information being re-presented. The transaction is expected to be completed in 2014.

Also in 2013, we sold our Albanian and Montenegrin operations (both part of the “Southeastern Europe segment”). These transactions qualified as discontinued operations and comparative information was re-presented to reflect this reclassification.

During 2013, our revenues increased 0.6% compared to 2012, while in 2012, our revenues increased 7.5% compared 2011. Revenues were negatively impacted by a translation effect as a result of the weakening of the average rate of the U.S. dollar against the euro by 3.3% compared to 2012. On the other hand, 2012 was impacted by a positive translation effect in our revenues as a result of the strengthening of the U.S. dollar against the euro by 8.3% compared to 2011.

These translation effects represent the impact of fluctuations in the exchange rates in the functional currencies of certain of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2013 revenue growth at identical exchange rates was calculated by converting 2013 revenues of our U.S., Romanian and Serbian operations at the 2012 average exchange rates. For the activities we acquired in Southeastern Europe during 2011 (with floating currencies in Serbia and Albania), we used the average 2011 rates as from August 1, 2011 to calculate 2012 data at identical exchange rates.

We ended 2013 with a store network of 3,534 stores (of which 154 stores held for sale), an increase of 83 stores compared to 2012. 2012 ended with a store network of 3,451 stores, an increase of 43 stores compared to 2011.

Net profit attributable to equity holders of our company (our Group share in net profit) for 2013 increased by 71.8% compared with 2012. This increase was mainly a result of a higher operating profit and lower net financial expenses, partly offset by higher income taxes.

In 2012, net profit attributable to equity holders of our company decreased by 78.0% compared to 2011. This decrease was mainly a result of a lower operating profit and higher net financial expenses, partly offset by lower income taxes.

	Year Ended December 31,
	2013	2012(1)	2011(1)
	(in millions of euros)
Revenues	21,108	20,991	19,519
Gross profit(2)	5,104	5,100	4,933
Other operating income	129	116	112
Selling, general and administrative expenses	(4,476)	(4,425)	(4,098)
Other operating expenses	(270)	(376)	(172)
Operating profit	487	415	775
Underlying operating profit	753	785	902
Net financial expenses(3)	(188)	(230)	(169)
Share of results of joint venture equity accounted	4	4	4
Profit before taxes and discontinued operations	303	189	610
Income tax expense	(77)	(29)	(145)
Net profit from continuing operations	226	160	465
Result from discontinued operations (net of tax)	(43)	(58)	7
Group share in net profit	179	104	472

(1)	Comparative information has been restated to reflect (i) the reclassification of the Sweetbay, Harveys and Reid’s banners and our Montenegrin operations to discontinued operations given their planned divestiture and (ii) the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 of our consolidated financial statements, as included in Item 18 in this document.
(2)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(3)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2013		2012		2011
	€	%	€	%	€	%
	(in millions, except percentages)
United States	12,889	61.1	13,073	62.3	12,364	63.4
Belgium	5,071	24.0	4,922	23.4	4,845	24.8
Southeastern Europe	3,148	14.9	2,996	14.3	2,310	11.8
Total	21,108	100.0	20,991	100.0	19,519	100.0

As explained, revenues increased 0.6% for 2013 compared to 2012, despite a weakening of the U.S. dollar by 3.3% against the euro. Revenue growth was 2.6% at identical exchange rates. This growth was driven by (i) the repositioning of our Food Lion banner and price investments (i.e. reductions in sales price) at Hannaford leading to a positive comparable store sales growth of 2.0% in the U.S., (ii) a comparable store sales growth of 1.8% in Belgium where we were able to maintain our market share in line with 2012 and (iii) a 5.0% revenue growth at identical exchange rates in our Southeastern Europe segment resulting from volume growth in Greece and store expansion in Romania. Comparable store sales are sales of the same stores, including relocations, conversions, extensions and remodels, and adjusted for calendar effects. If the operation of the store is temporarily discontinued, the closing period is excluded from both years.

In 2012, revenues increased 7.5%, positively impacted by the strengthening of the U.S. dollar by 8.3% against the euro. Revenue growth was 2.9% at identical exchange rates. This growth was driven by a full year of operations of the acquired Maxi companies, a net increase in the store network in our new markets and banners and a positive comparable store sales evolution of 0.6% in Belgium partly offset by the closure of 126 stores in the U.S. in the first quarter of 2012 and a negative comparable store sales evolution of -0.6% in the U.S.

United States

During 2013, revenues decreased by 1.4% compared to 2012. This decrease was a result of the weakening of the U.S. dollar by 3.3% against the euro partly offset by the successful repositioning of our Food Lion banner and price investments at Hannaford resulting in a comparable store sales growth of 2.0% in the U.S. in 2013. At identical exchange rates, revenues increased by 1.9%. Excluding the 154 Sweetbay, Harveys and Reid’s stores that will be divested in 2014, we finished 2013 with 1,360 supermarkets in the U.S., a decrease of 4 stores compared to 2012, driven by 14 store closings at Food Lion, partly offset by the net opening of 6 stores at Bottom Dollar Food, the net opening of 2 stores at Hannaford and the retention of 1 Harveys store and 1 Reid’s store, both of which will be converted to the Food Lion banner.

In 2012, revenues increased by 5.7% compared to 2011. This increase was a result of the strengthening of the U.S. dollar by 8.3% against the euro partly offset by the closure of 126 stores in the first quarter of 2012. At identical exchange rates, revenues decreased by 2.4%. Comparable store sales evolution was -0.6% in 2012, impacted by challenging economic conditions. Excluding Sweetbay, Harveys and Reid’s, we finished 2012 with 1,364 supermarkets in the U.S., a decrease of 97 stores in comparison to 2011, due to the 126 store closures partly offset by the opening of 29 stores, of which 27 Bottom Dollar Food stores.

Belgium

Revenues increased by 3.0% in 2013 compared to 2012. This increase was the result of a net increase of 12 stores and a comparable stores sales growth of 1.8% which was primarily inflation driven despite price investments and increased promotional activity. Delhaize Belgium had a market share of 25.5% in 2013 (source: AC Nielsen), stable versus prior year.

In 2012, revenues increased by 1.6% in 2012 compared to 2011. This increase was the result of a net increase of 19 stores and a comparable stores sales growth of 0.6%. Delhaize Belgium had a market share of 25.4% in 2012 (source: AC Nielsen), representing a decrease of 49 basis points compared to 2011.

Southeastern Europe

Revenues increased by 5.1% for 2013 over 2012 primarily driven by store expansion throughout the segment and volume growth in Greece, partly offset by negative volume evolution in Serbia. The number of stores in the segment increased by 143 to a total of 1,051 stores (excluding discontinued operations).

During 2012, revenues increased by 29.6% for 2012 over 2011 (increase of 8.6% excluding Maxi) primarily driven by the acquisition of Maxi, which was consolidated as of August 1, 2011, and to a lesser extent as a result of revenue growth in Greece. We also reported revenue increases in Romania, mainly due to store openings but also positive comparable store sales growth. The number of stores in the segment increased by 100 to a total of 908 stores (excluding discontinued operations).

Gross Profit

	Year Ended December 31,
	2013		2012		2011
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,335	25.9	3,401	26.0	3,364	27.2
Belgium	1,026	20.2	1,001	20.3	1,020	21.0
Southeastern Europe	743	23.6	698	23.3	549	23.8
Total	5,104	24.2	5,100	24.3	4,933	25.3

Gross profit increased by 0.1% for 2013 compared to 2012 (increase of 2.3% at identical exchange rates), while gross margin decreased by 12 basis points compared to 2012. In the U.S., gross margin decreased by 15 basis points from 26.0% to 25.9% as a result of additional price investments to support our Food Lion Brand repositioning and Hannaford and were partly offset by improved procurement conditions and lower store closing markdowns. At Delhaize Belgium, gross margin decreased by 10 basis points to 20.2% as a result of price investments and increased promotional activity. Gross margin for the Southeastern Europe segment increased by 31 basis points due to improved procurement conditions in Romania and Serbia.

Gross profit increased by 3.4% for 2012 compared to 2011 (decrease of 1.5% at identical exchange rates), while gross margin decreased by 97 basis points compared to 2011. In the U.S., gross margin decreased by 119 basis points from 27.2% to 26.0% as a result of price investments as part of the repositioning of our Food Lion banner and the negative impact of the 126 store closures. At Delhaize Belgium, gross margin decreased by 71 basis points to 20.3% as a result of price investments and the comparison with 2011 which included €15 million of VAT refunds. Gross margin for the Southeastern Europe segment decreased by 47 basis points due to the lower margin of Maxi. Excluding Maxi, gross margin for the segment increased by 37 basis points resulting from better supplier terms partly offset by price investments.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly waste recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income in 2013 was €129 million, an increase of €13 million compared to last year, and an increase of €15 million at identical exchange rates. The variance is primarily driven by the reversal of €11 million litigation and legal provisions in Serbia and €9 million gains resulting from the sale in Belgium of City stores to independent third parties who will continue to operate them under the Delhaize Proxy banner.

In 2012, other operating income was €116 million, an increase of €4 million compared to 2011, but flat at identical exchange rates). The non-recurrent insurance reimbursement related to damages suffered from tornado storms in 2011 and the lower recycling income was offset by gains on lease terminations and disposal of fixed assets (both mainly related to the portfolio optimization) and government grants in Greece.

Selling, General and Administrative Expenses (“SG&A”)

	Year Ended December 31,
	2013		2012		2011
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	2,915	22.6	2,949	22.6	2,765	22.4
Belgium	866	17.1	824	16.7	815	16.8
Southeastern Europe	647	20.6	611	20.4	478	20.7
Corporate	48		41		40
Total	4,476	21.2	4,425	21.1	4,098	21.0

SG&A increased during 2013 by 1.1% compared to 2012 (increase of 3.3% at identical exchange rates). SG&A as a percentage of revenues increased by 12 basis points to 21.2%. In the U.S., SG&A as a percentage of U.S. revenues increased by 6 basis points but remained stable at 22.6% of U.S. revenues, mainly as a result of the reduction of the employee short-term incentive compensation in 2012, partly offset by cost savings in 2013. At Delhaize Belgium, SG&A expenses increased by 34 basis points to 17.1% of Belgian revenues, due to the impact of automatic salary indexation and the recognition of a payroll tax refund in 2012. In the Southeastern Europe segment, SG&A increased by 16 basis points to 20.6% of related revenues due to weak sales in Serbia and to expenses related to the rapid expansion in Romania.

During 2012, SG&A increased by 8.0% compared to 2011 (increase of 2.9% at identical exchange rates). SG&A as a percentage of revenues increased by 9 basis points to 21.1%. In the U.S., SG&A as a percentage of U.S. revenues increased by 19 basis points to 22.6%, mainly as a result of lower sales and the impact of the Food Lion brand repositioning, partly offset by lower employee short-term incentive compensation. At Delhaize Belgium, SG&A expenses decreased by 5 basis points to 16.7% of Belgian revenues, mainly as a result of a payroll tax refund related to 2011, which was partly offset by salary indexation that continued to impact our cost structure. In the Southeastern Europe segment, SG&A decreased by 32 basis points to 20.4% of related revenues (increased by 17 basis points excluding Maxi), due to new store openings throughout the segment.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating stores, including losses on disposal of property, plant and equipment, impairment losses, store closing expenses and restructuring charges.

The 2013 other operating expenses amounted to €270 million, compared to €376 million in 2012. 2013 included €21 million losses on sale of property, €15 million reorganization costs related to the severance of support services senior management and employees in the U.S., and €213 impairment losses, which can be summarized as follows (in millions of euros):

	2013	2012	2011
Goodwill	124	126	—
Intangible assets	72	17	3
Property, plant & equipment	11	45	120
Investment property	6	14	17
Assets held for sale	—	18	—
Total	213	220	140

In 2013, we recorded impairment losses on our Serbian goodwill (€124 million) and trade names (€67 million), the Piccadilly brand in Bulgaria (€4 million) and some other intangible assets at Delhaize America (€1 million).

During 2012, other operating expenses amounted to €376 million, compared to €172 million in 2011. The 2012 results included €126 million store closing charges, primarily resulting from the portfolio optimization announced in January 2012 and €220 million impairment losses.

In 2012, we impaired 100% of the goodwill recognized in Bulgaria and Bosnia & Herzegovina (totaling €41 million) and €85 million with respect to the Serbian goodwill. We further recognized impairment losses in connection with the Piccadilly brand in Bulgaria for €15 million, and other intangible assets at Delhaize America for €2 million. In addition, we recognized impairment losses of €45 million in property, plant and equipment relating to (i) the closure of 11 stores and 3 underperforming stores in the United States for €12 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the underperformance of 6 stores in Belgium (€5 million). Further, impairment losses of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by segment:

	Year Ended December 31,
	2013		2012		2011
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	432	3.4	353	2.7	500	4.0
Belgium	187	3.7	201	4.1	242	5.0
Southeastern Europe	(85)	(2.7)	(97)	(3.2)	78	3.4
Corporate	(47)		(42)		(45)
Total	487	2.3	415	2.0	775	4.0

Our operating margin for 2013 increased from 2.0% in 2012 to 2.3%. The operating margin of the U.S. operations increased to 3.4%, primarily driven by lower store closing expenses and cost savings partly offset by higher price investments to support our Food Lion brand repositioning and Hannaford and a higher employee short-term incentive compensation expense in 2013. The operating margin of the Belgian operations decreased from 4.1% in 2012 to 3.7% in 2013, due to the impact of automatic salary indexation, the recognition of a payroll tax refund in 2012, price investments and higher promotional activity. In 2013, the operating margin of the Southeastern Europe segment improved from -3.2% in 2012 to -2.7% in 2013, as a result of the improved procurement conditions in Romania and Serbia partly offset by weak sales in Serbia and store opening related expenses in Romania.

The 2012 operating margin decreased to 2.0% compared to 4.0% in 2011. The operating margin of the U.S. operations decreased to 2.7%, driven by store closing charges, price investments and higher SG&A expenses to support our Food Lion brand repositioning initiative partly offset by lower incentive compensation expense in 2012. The operating margin of the Belgian operations decreased from 5.0% in 2011 to 4.1% in 2012, primarily due to €15 million VAT refunds in 2011, additional price investments and the impact of salary indexation, partly offset by a payroll tax refund related to 2011. In 2012, the operating margin of the Southeastern Europe segment decreased from 3.4% in 2011 to -3.2% in 2012, as a result of the integration of Maxi and related significant impairment charges recorded in the fourth quarter (excluding Maxi, operating margin would have been 4.2%, increasing 40 basis points compared to 2011, driven by a higher gross margin and higher other operating income partly offset by higher SG&A as a percentage of revenues).

Compared to 2012, operating profit increased by 17.3% to €487 million in 2013. At identical exchange rates, operating profit increased 20.8%.

Operating profit decreased by 46.4% to €415 million for 2012 compared to 2011. At identical exchange rates, operating profit decreased 50.9%.

Underlying Operating Profit

Underlying operating profit (“UOP”) is a non-GAAP performance measure that offers a more comparable view than “operating profit” of the operating performance of the period of our Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance. UOP is defined as operating profit excluding fixed asset impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of our operating performance of the period. A reconciliation from operating profit to UOP has been incorporated in the Note 3 - Segment information of Item 18 under this document.

The following table sets forth, for the periods indicated, our underlying operating profit contribution by segment:

	Year Ended December 31,
	2013		2012		2011
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	481	3.7	525	4.0	632	5.1
Belgium	198	3.9	196	4.0	230	4.8
Southeastern Europe	114	3.6	105	3.5	80	3.5
Corporate	(40)		(41)		(40)
Total	753	3.6	785	3.7	902	4.6

UOP decreased by 4.2% in 2013 to €753 million, primarily due to a lower UOP contribution of the U.S., caused by higher price investments and a higher short-term incentive compensation expense in 2013. Our underlying operating margin decreased from 3.7% in 2012 to 3.6% in 2013.

UOP decreased from €902 million in 2011 to €785 million in 2012, or a decrease of 12.9%. This decrease is primarily due to significant price investments across our Group, additional SG&A expenses related to our brand repositioning in the U.S. and salary indexation in Belgium, partially offset by cost saving initiatives and a lower U.S. incentive compensation. Our underlying operating margin decreased from 4.6% in 2011 to 3.7% in 2012.

Net Financial Expenses

	Year Ended December 31,
	2013		2012		2011
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	197	0.9	246	1.2	192	1.0
Income from investments	9	0.0	16	0.1	23	0.1
Net financial expenses	188	0.9	230	1.1	169	0.9

The 2013 net financial expenses were €42 million lower than 2012 and represented, as a percentage of revenues, 0.9% and 1.1%, for 2013 and 2012, respectively. At identical exchange rates, net financial expenses decreased by €37 million mainly due to non-recurring charges related to debt refinancing in 2012, less average interest cost on lower outstanding debt and lower finance lease interest due to store closings.

The 2012 net financial expenses were €61 million higher than 2011 and represented, as a percentage of revenues, 1.1% and 0.9%, for 2012 and 2011, respectively. At identical exchange rates, net financial expenses increased by €51 million mainly due to the premiums paid as part of the debt refinancing in 2012 and to the additional debt to partially finance the Maxi acquisition.

Share of results of joint venture equity accounted

Our investment in P.T Lion Super Indo LLC is a joint venture and is consequently accounted for using the so called “equity method.” Our share of its results amounted to €4 million in 2013, 2012 and 2011.

Income Tax Expense

	Year Ended December 31,
	2013		2012		2011
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	77	25.9%	29	15.7%	145	23.9%
Income tax expense (benefit) from discontinued operations	(17)		(9)		8
Total income tax expense	60	25.2%	20	17.3%	153	24.7%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations minus the share of results of joint venture equity accounted) was 25.9%, 15.7% and 23.9% for 2013, 2012 and 2011, respectively. The effective tax rate for continuing operations for 2012 was 10.2 percentage points lower than 2013 and 8.2 percentage points higher than 2011 mainly due to the positive impact of the resolution of certain tax matters in the U.S. 2013 and 2012 were significantly impacted by the non-deductible goodwill impairment losses at our Maxi operations.

The effective tax rate (including discontinued operations) was 25.2%, 17.3% and 24.7% for 2013, 2012 and 2011, respectively.

We refer to Note 22 in Item 18 for a reconciliation of our Belgian statutory income tax rate of 34% to our effective income tax rate.

Result from Discontinued Operations

The (planned) sale of (i) Delhaize Montenegro, (ii) the banners Sweetbay, Harveys and Reid’s and (iii) Delhaize Albania, qualified as discontinued operations. The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized in Note 5.3 to our consolidated financial statements, as included in Item 18 in this document.

In 2013, the result from discontinued operations, net of tax, amounted to a loss of €43 million and included Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarters and distribution centers that are impacted by the planned sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. We recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid’s to their estimated fair value less costs to sell.

In 2012, the result from discontinued operations, net of tax, amounted to a loss of €58 million and included €52 million of impairment charges: €35 million related to underperforming Sweetbay stores, €10 million goodwill and €7 million store impairment losses in Montenegro. We also recognized an impairment loss of €16 million for Delhaize Albania.

In 2011, the result from discontinued operations, net of tax, amounted to a profit of €7 million.

Group Share in Net Profit

The higher operating profit, lower net financial expenses partly offset by higher income taxes resulted in a 71.8% increase in the 2013 net profit attributable to equity holders of our company (our Group share in net profit) compared to 2012.

The lower operating profit, higher net financial expenses and loss on discontinued operations partly offset by lower income taxes resulted in a 78.0% decrease in the 2012 net profit attributable to equity holders of our company (our Group share in net profit) compared to 2011.

LIQUIDITY AND CAPITAL RESOURCES

We had €1,145 million of net cash and cash equivalents as of December 31, 2013, compared to €920 million at December 31, 2012. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt, for working capital needs, the payment of dividends and for financing acquisitions. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,185 million, €1,402 million and €1,100 million during 2013, 2012 and 2011, respectively. The decrease in 2013 over 2012 was primarily due to lower cash provided by changes in operating assets and liabilities (€186 million provided in 2013 compared to €430 million provided in 2012), primarily driven by a reduction of inventory balances resulting from store closings and inventory reduction initiatives all impacting 2012 favorably partly offset by improved supplier terms and a lower payment for employee short-term incentive compensation in 2013.

The increase in 2012 over 2011 was primarily due to higher cash provided by changes in operating assets and liabilities (€430 million provided in 2012 compared to €192 million used in 2011), primarily driven by inventory reduction initiatives across the group and especially in the U.S., an improved vendor payment process in Belgium and improved working capital position at Maxi over the course of 2012, partly offset by a lower profit from operations.

Investing Activities

Net cash used in investing activities was €572 million in 2013, compared to €630 million during 2012 and €1,257 million in 2011. The decrease in 2013 is primarily due to capital expenditures that were €116 million lower than 2012, indemnification assets received related to the Maxi acquisition (€22 million) and the favorable impact of the sale of City stores in Belgium (€9 million), both in 2013 partly offset by higher investments in debt securities and term deposits (€55 million). The decrease in 2012 is primarily due to lower amounts for business acquisitions (€574 million in 2011 for the acquisition of Maxi) and capital expenditures that were €73 million lower than in 2011.

Capital Expenditures

Capital expenditures (capex) were €565 million for 2013 compared with €681 million for 2012 and €754 million for 2011. The decrease of 17.1% in 2013 (15.8% decrease at identical exchange rates) is mainly due to (i) less capex in the U.S. (less remodels and less Food Lion repositioning related capex in 2013), (ii) less capex in Belgium (less remodels in 2013 and capex for a distribution center in 2012) and (iii) less capex in Southeastern Europe (for new stores in Greece and Romania partly offset by the construction of a new distribution center in Serbia).

The 2012 decrease of 9.6% (12.5% decrease at identical rates) was mainly a result of (i) lower new store capex in the U.S. and Greece partly offset by higher capex for new stores in Romania and (ii) non recurrent distribution center related expenditures in 2011 in the U.S. resulting from a tornado storm in 2010, partly offset by higher remodeling expenses in the U.S. (Food Lion repositioning) and in Belgium.

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2013	2012	2011
	(amounts in millions of euros)
United States	276	354	416
Belgium	140	153	142
Southeastern Europe	127	150	177
Corporate	22	24	19
Total	565	681	754

Capital Expenditures by Category

	Year Ended December 31,
	2013		2012		2011
	€	% of capital expenditure	€	% of capital expenditure	€	% of capital expenditure
	(in millions, except percentages)
New stores	140	24.8	155	22.8	224	29.7
Remodeling existing stores	132	23.4	234	34.4	185	24.5
Other	293	51.8	292	42.8	345	45.8
Total	565	100.0	681	100.0	754	100.0

In 2013, we repositioned 347 Food Lion stores (compared to 537 in 2012), remodeled or expanded 6 supermarkets in the U.S. (compared to 61 in 2012) and 20 supermarkets were remodeled in Belgium (25 in 2012). The other capital expenditures mainly relate to capital spending for information technology, logistics and distribution.

Business Acquisitions

During 2013, we entered into several agreements in Southeastern Europe that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €9 million and resulted in an increase of goodwill of €3 million.

In addition, we reached an agreement with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

During 2012, we entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

In 2011, we acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, subject to customary purchase price adjustments, but not any earn-out or similar clauses.

At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by us. The acquired business, in combination with our existing operations in Greece and Romania, makes us a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi was included into our consolidated financial statements as of August 1, 2011 and is part of our Southeastern Europe segment. We incurred approximately €11 million acquisition-related costs in 2011 that were included in selling, general and administrative expenses in the “Corporate” segment.

During 2012, we completed the purchase price allocation of the transaction and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, we completed the assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contained specific indemnification clauses for all known significant contingencies and, consequently, we recognized indemnification assets of €33 million for such contingencies as we expected to be compensated by the former owner for any potential losses. As a result, acquisition date goodwill increased from €467 million to €507 million. The €20 million held in escrow by us was entirely released in 2012.

Business disposals

In 2013, we converted several of our Belgian company-operated City stores into affiliated Proxy stores, operated by independent third-parties. We received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million. In 2013 we also sold our Albanian and Montenegrin operations, which resulted in a net cash inflow of €3 million.

In 2012, we sold Wambacq & Peeters SA, a Belgian transport company, to Van Moer Group for €3 million.

No divestitures took place in 2011.

Financing Activities

Net cash used in financing activities was €359 million in 2013, compared to €262 million and €146 million in 2012 and 2011, respectively. The increase of €97 million in 2013 is primarily due to the repayment of long-term loans, partially offset by a lower dividend payment. Net cash used in financing activities increased by €116 million in 2012 mainly due to the repayment of long-term debt partly offset by cash provided by new long-term debt.

Purchase of non-controlling interests

During 2013, we did not acquire additional non-controlling interests. However, we launched a tender offer to acquire 16% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share (representing €10 million). Later that year, the Serbian Privatization Agency informed the Group about its decision to temporarily suspend the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. This suspension was subsequently extended by an additional 180 business days due to a prolongation of an ongoing investigation of the entity´s original public offering on the Belgrade Stock Exchange in 2005. Neither we nor the current privatization process are target of these investigations. As the tender offer did not close at December 31, 2013, Delhaize Group continues to own 75.4% of C-Market.

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

Long-term debt

In May 2013, €80 million bonds issued by our subsidiary Alfa Beta matured and were repaid and early 2013, we redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap. The redemption did not have a significant impact on the 2013 results.

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

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes. As of December 31, 2013, 2012 and 2011, €6 million in aggregate principal amounts of the notes were outstanding, Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2013, 2012 and 2011, restricted securities of €7 million, €8 million and €9 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2013, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and including hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Notes, 5.625%, due 2014	219
Bonds, 6.50%, due 2017	325
Retail bond, 4.25%, due 2018	400
Senior notes, 4.125%, due 2019	212
Senior fixed rate bonds, 3.125%, due 2020	396
Notes, 8.05%, due 2027	50
Debentures, 9.00%, due 2031	195
Senior notes, 5.70%, due 2040	421
Senior notes, 7.06%, due until 2016	6
Mortgages payable, 8.25%, due until 2016	1
Other debt, 4.58% to 7%, due 2014 to 2031	14
Total	2,239

The table below provides per currency the expected principal payments (undiscounted) and related interest rates of our long-term borrowings by year of maturity as of December 31, 2013. For the definition of “fair value,” see Note 18.1 to the consolidated financial statements included under Item 18 in this document.

USD denominated debt

(in millions of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Senior Notes due 2016	—	—	9	—	—	—	10
Average interest rate	—	—	7.06%	—	—	—
Bonds due 2017	—	—	—	450	—	—	509
Average interest rate	—	—	—	6.50%	—	—
Notes due 2019	—	—	—	—	—	300	309
Average interest rate	—	—	—	—	—	4.13%
Notes due 2027	—	—	—	—	—	71	78
Average interest rate	—	—	—	—	—	8.05%
Debentures due 2031	—	—	—	—	—	271	328
Average interest rate	—	—	—	—	—	9.00%
Notes due 2040	—	—	—	—	—	827	789
Average interest rate	—	—	—	—	—	5.70%
Mortgages payable	—	—	1	—	—	—	1
Average interest rate	—	—	8.25%	—	—	—
Other debt	12	1	—	—	—	7	20
Average interest rate	5.27%	0.00%	—	—	—	7.00%

Euro denominated debt

(in millions of euros)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Notes due 2014	215	—	—	—	—	—	220
Average interest rate	5.63%	—	—	—	—	—
Bonds due 2018	—	—	—	—	400	—	430
Average interest rate	—	—	—	—	4.25%	—
Senior notes due 2020	—	—	—	—	—	400	410
Average interest rate	—	—	—	—	—	3.13%

Debt Covenants for Long-Term Debt

We are subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the notes due in 2014 (€), 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (€), 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. While these long-term debt instruments contain certain accelerated repayment terms, none contains accelerated repayment clauses that are subject solely to downgrades in our credit rating (“rating event”). None of the debt covenants restrict the abilities of our subsidiaries to transfer funds to the parent.

At December 31, 2013, 2012 and 2011, we were in compliance with all covenants for long-term debt.

Short-Term Borrowings

On April 15, 2011, we and certain of our subsidiaries, including Delhaize America LLC, entered into a €600 million, five-year multi-currency, unsecured revolving credit facility (the “Old Facility Agreement”). On April 14, 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by us and agreed to by each lender for their commitment in the New Facility Agreement, and on April 15, 2014 terminated all of the commitments under the Old Facility Agreement.

U.S. entities

Delhaize America, LLC had no outstanding borrowings under the Old Facility Agreement as of December 31, 2013, 2012 and 2011.

Under the Old Facility Agreement, Delhaize America, LLC had no average daily borrowings during 2013, $1 million (€1 million) average daily borrowings during 2012 and no average daily borrowings during 2011. In addition to the Old Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€25 million) of which approximately $13 million (€9 million) was drawn for issued letters of credit as of December 31, 2013, compared to an outstanding of $12 million (€9 million) and $16 million (€13 million) as of December 31, 2012 and 2011, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities were $100 million (€73 million) at December 31, 2013, of which $35 million (€25 million) may also be used to fund letters of credit. As of December 31, 2013, 2012 and 2011, Delhaize America, LLC had no borrowings outstanding under such arrangements, but used in 2012 and 2011 $5 million (€4 million) to fund letters of credit.

European entities

At December 31, 2013, 2012 and 2011, our European and Asian entities together had credit facilities (committed and uncommitted) of €895 million (of which €725 million of committed credit facilities and including the €600 million Old Facility Agreement described above), €846 million and €864 million, respectively.

Borrowings under the credit facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, we had no outstanding short-term bank borrowings at the end of 2013 and 2012, compared to €60 million at December 31, 2011, with an average interest rate of 2.95%. During 2013, our European average borrowings were €1 million at a daily average interest rate of 10.97%.

An amount of €45 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €34 million was outstanding as of December 31, 2013 (€11 million at December 31, 2012 and €10 million at December 31, 2011).

Debt Covenants for Short-Term Borrowings

The Old Facility Agreement of €600 million required and the New Facility Agreement of €400 million and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. For information regarding covenants in the Old Facility Agreement, see “Item 10. Additional Information — Material Contracts — Delhaize Group Old Facility Agreement.” For information regarding covenants in the New Facility Agreement, see “Item 10. Additional Information — Material Contracts — Delhaize Group New Facility Agreement.” None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At December 31, 2013, 2012 and 2011, we were in compliance with all covenants conditions for Short-term Bank Borrowings.

Credit Ratings

Standard & Poor’s Rating Services (S&P) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt. S&P and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2013.

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

Contractual Obligations, Commitments and Financial Guarantees

The following table summarizes our contractual obligations of our continued operations as of December 31, 2013:

	Payments due by period
	Total	2014	2015	2016	2017	2018	Thereafter
	(in millions of euros)
Long-term debt (excluding finance lease obligations)(1)	2,429	224	1	8	326	400	1,470
Interest on fixed rate debt	1,605	129	117	116	106	95	1,042
Finance lease obligations (minimum payments)(2)	555	59	49	46	39	36	326
Self-insurance obligations	133	49	25	17	11	7	24
Operating lease obligations (minimum payments)(2)	1,540	269	240	196	155	121	559
Purchase obligations(3)	155	116	30	6	1	1	1
Pension benefits(4)	150	17	11	13	16	13	80
Other post-retirement benefits(4)	2	1	—	—	—	—	1
Total	6,569	864	473	402	654	673	3,503

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease and operating lease obligations include closed store lease obligations.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.
(4)	The ‘Thereafter’ category includes years 2019 to 2023.

Following the closing of the sale of our Sweetbay, Harveys and Reid’s operations, we will provide guarantee for a number of existing operating or finance lease contracts, which extend through 2036. In the event of a future default of the buyer, we will assume the financial obligation towards the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance and real estate taxes, as of December 31, 2013. Currently, we do not expect to be required to pay any amounts under these guarantees.

	Payments due by period
	Total	2014	2015	2016	2017	2018	Thereafter
	(in millions of euros)
Finance lease obligations (minimum payments)	46	2	2	2	3	3	34
Operating lease obligations (minimum payments)	113	14	14	14	13	11	47
Total	159	16	16	16	16	14	81

In addition, we issued other financial guarantees for a total amount of €3 million.

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

Funding and Liquidity Risk. Funding and liquidity risk is the risk that we will encounter difficulty in meeting payment obligations when they come due. We manage this exposure by closely monitoring our cash resources, consisting of a combination of retained cash flows, bank facilities, long-term debt and leases which are essential to fulfill our working capital, capital expenditures and debt requirements.

We operate an international cash-pooling structure in order to centralize cash on a daily basis whenever possible. At year-end 2013 our cash and cash equivalents amounted to €1,149 million.

We also monitor the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see also Note 18.2 “Short-term Borrowings” to the consolidated financial statements). At year-end 2013, we had committed and undrawn credit lines totaling €725 million. These credit lines consisted of a syndicated multicurrency credit facility of €600 million for the Company and certain of its subsidiaries including Delhaize America, LLC, which we refer to as the Old Facility Agreement, and €125 million of bilateral credit facilities for our European entities. On April 14, 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility ( the “New Facility Agreement”), which is extendable by a maximum of two years if requested by us and agreed to by each lender for their commitment in the New Facility Agreement, and on April 15, 2014 terminated all of the commitments under the Old Facility Agreement. In addition, we had €25 million of committed credit facilities for letters of credit and guarantees of which €9 million was used. At December 31, 2013, the maturities of the committed credit facilities were as follows: €25 million maturing in 2014, €75 million maturing in 2015 and €650 million maturing in 2016.

We monitor the maturities of our outstanding debt in order to reduce refinancing risk. At December 31, 2013, the expected redemption values of the long-term debt through 2018 were €210 million in 2014, €1 million in 2015, €7 million in 2016, €325 million in 2017 and €400 million in 2018 after the effect of interest rate swaps and cross-currency interest rate swaps. As described in Note 18.1 “Long-term Debt” to the consolidated financial statements included in Item 18 in this document, the debt maturing in 2014 has been largely refinanced and no significant principal payment of financial debt is due until 2017. Our long-term issuer ratings from Standard & Poor’s and Moody’s are BBB- (stable) and Baa3 (stable) investment grade ratings, respectively. These credit ratings are supported by cross-guarantee arrangements among the Group and substantially all of our U.S. subsidiaries, whereby the entities are guaranteeing each other’s financial debt obligations. We leverage our investment grade credit rating to optimally refinance maturing debt.

As also described in Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” to the consolidated financial statements included in Item 18 in this document, we are subject to certain financial and non-financial covenants related to our long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.

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

We review our interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of our interest rate risk management activities, we may enter into interest rate swap agreements (see Note 19 “Derivative Financial Instruments and Hedging” to the consolidated financial statements included in Item 18 in this document). At the end of 2013, 74.3% of our financial debt after swaps of the Group carried a fixed interest rate (2012: 75.8%; 2011: 75.1%).

The sensitivity analysis presented in the table below estimates the impact on the net financial expenses (with all other variables held constant) and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval.

December 31, 2013

Currency	Reference Interest Rate	Shift	Impact on Net Financial Expenses	Impact on Equity
EUR	0.29%	Increase/Decrease by 9 basis points	Decrease/Increase by €0.11 million	—
USD	0.25%	Increase/Decrease by 3 basis points	Decrease/Increase by €0.08 million	Decrease/Increase by €0.2 million
Total			Decrease/Increase by €0.19 million	Decrease/Increase by €0.2 million

December 31, 2012

Currency	Reference Interest Rate	Shift	Impact on Net Financial Expenses	Impact on Equity
EUR	0.19%	Increase/Decrease by 7 basis points	Decrease/Increase by €0.09 million	—
USD	0.31%	Increase/Decrease by 4 basis points	Decrease/Increase by €0.17 million	Decrease/Increase by €0.2 million
Total			Decrease/Increase by €0.26 million	Decrease/Increase by €0.2 million

December 31, 2011

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
EUR	1.36%	Increase/Decrease by 29 basis points	Increase/Decrease by €0.1 million	—
USD	0.58%	Increase/Decrease by 11 basis points	Decrease/Increase by €0.5 million	Decrease/Increase by €0.6 million
Total			Decrease/Increase by €0.4 million	Decrease/Increase by €0.6 million

Currency Risk. Our foreign currency risk management objectives are to minimize the impact of currency fluctuations on the Group’s income statement, cash flows and balance sheet, using foreign exchange contracts, including derivative financial instruments such as currency swaps and forward instruments (see Note 19 “Derivative Financial Instruments and Hedging” to the consolidated financial statements included in Item 18 in this document).

Translation exposure. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements, which are presented in euros (see also Note 2.3 “Summary of Significant Accounting Policies” to the consolidated financial statements, included in Item 18 in this document, with respect to translation of foreign currencies).

We do not hedge this “translation exposure.” However, the Group aims to minimize this exposure by funding the operations of Delhaize Group’s entities in their local currency, wherever feasible.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €1 million in 2013 (€2 million in 2012 and 2011), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.

In 2013, 64% of our EBITDA was generated in U.S. dollars (63% and 69% in 2012 and 2011, respectively). At December 31, 2013, 69% of our financial debt after cross-currency swaps was denominated in U.S. dollars (65% and 71% in 2012 and 2011, respectively).

Transaction exposure. Our exposure to fluctuations in foreign currency movements in our business operations is limited as our operating companies’ purchases and sales are primarily denominated in their local currency.

We are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2013, the U.S. dollar had strengthened/weakened by 14% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2013 using a 95% confidence interval), the Group’s net profit (all other variables held constant) would have been €4 million higher/lower (2012 and 2011: also €4 million higher/lower with a rate shift of 17% and 22%, respectively). Due to our financing structure, such a change in the Euro/U.S. dollar exchange rate would have no impact on our equity.

Credit Risk/Counterparty Risk. Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation. Credit risk covers trade receivables, cash and cash equivalents, short term deposits and derivative instruments.

The credit risk on trade receivables relates mainly to the wholesale activity in Belgium. We cover part of this risk by entering into credit insurance policies with external insurers. The contracts contain stop-loss clauses and maximum liability amounts that provide sufficient cover against possible annual credit losses. In connection with the cash and cash equivalents, short-term deposits and derivative instruments we require a minimum credit quality for our financial investments (see also Notes 11 “Investments in Securities” and 14 “Receivables” to the consolidated financial statements in Item 18 in this document for further details).

Our policy is to require short-term investments to have a short-term credit rating of at least A1 (Standard & Poor’s) / P1 (Moody’s). Our long-term investment policy requires a minimum long-term credit rating of A2/A for our financial investments. We may deviate from this policy from time to time for operational reasons.

Our exposure to changes in credit ratings of our counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk.

In order to reduce our counterparty risk, we enter from time to time into netting agreements with counterparties whereby the amounts owed by the parties can and will be offset if certain conditions are met (see Note 10.2 “Offsetting of Financial Instruments “ in the Financial Statements, included in Item 18 in this document).

Share-Based Incentive Plans Risk. The Group offers various equity-settled incentive plans (Stock Options and Warrants, Performance and Restricted Stock Units). We hedge the risk arising from those plans by buying from time to time treasury shares and/or derivatives.

Our exposure to share-based incentive plans is reviewed at least quarterly and at inception of any new plan. For further information about share-based incentive plans, refer to Note 21.3 “Share-Based Compensation” to the consolidated financial statements in Item 18 in this document.

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

We operate defined benefit plans at several of our entities and approximately 24% of our employees were covered by defined benefit plans at the end of 2013.

If, at balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), we would bear a theoretical “underfunding risk” at that moment in time. At the end of 2013, we recognized a net liability of €117 million (2012: €136 million; 2011: €93 million).

Details on our pension plans at the Group and our subsidiaries can be found in Note 21.1 “Pension Plans” to the consolidated financial statements in Item 18 in this document.

Self-Insurance Risk. We manage our insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, we consider the frequency and severity of losses, our success in managing risk through safety and other prevention programs, the cost and terms of external insurance coverage and whether external insurance coverage is mandatory.

External insurance is used when available at a reasonable cost and terms. The amount and terms of insurance purchased are determined by an assessment of our risk exposure, by comparison with standard industry practices and by assessment of the available financing capacity in the insurance market. The main risks covered by our insurance policies are property, liability and health care.

Our U.S. operations use self-insured retention programs for workers’ compensation, general liability, automotive accident, pharmacy claims, and healthcare. We also use captive insurance arrangements for some of our self-insurance programs to provide flexibility and optimize costs.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Maximum retention, including defense costs per occurrence, are $1 million per accident for workers’ compensation, $2 million per accident for vehicle liability and $3 million per accident for general liability and $5 million for pharmacy liability. We are insured for costs related to the covered claims, including defense costs, in excess of these retentions. We believe that the actuarial estimates are reasonable; however, these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of its existing reserves.

Our property insurance in the United States includes deductibles per occurrence of $15 million for named wind storms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Self-insurance provisions of €133 million are included as liabilities on the balance sheet. It is possible that the final resolution of some of the claims against these self-insurance programs may require us to make significant expenditures in excess of our existing reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated.

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

Inflation and Changing Prices. Cost of goods sold and labor cost, our primary operating costs, increase with inflation and, where possible, are recovered through operating efficiencies and retail price adjustments.

In 2013, the U.S. overall inflation was 1.5% (1.7% in 2012 and 3.0% in 2011) primarily driven by higher food prices and all items other than food and energy whereas energy prices continued to increase at the same pace as 2012 (0.5%). Food inflation was 1.1% (1.8% in 2012 and 4.7% in 2011) and food at home inflation rose 0.4% following an increase of 1.3% in 2012 (source: B.L.S.).

For Delhaize Belgium, national food inflation in 2013 was 3.6% compared to 3.0% in 2012. Competition remained strong in 2013 and Delhaize Belgium continued to invest in prices leading to an internal retail inflation rate below the national food inflation rate.

Although there is the risk that inflation in European countries where we operate could have an effect on our results, such inflation did not have a material effect on our consolidated sales or results of operations to date.

Economic Conditions. The U.S. economic environment remained challenging in 2013. Real gross domestic product growth (GDP) was 1.9%, positive, but lower than the 2.8% growth in 2012. The increase in U.S. real GDP in 2013 primarily reflected positive contributions from personal consumption expenditures (PCE), exports, residential fixed investment, nonresidential fixed investment, and private inventory investment that were partly offset by a negative contribution from federal government spending. The deceleration in real GDP in 2013 primarily reflected a deceleration in nonresidential fixed investment, a larger decrease in federal government spending, and decelerations in PCE and in exports that were partly offset by a deceleration in imports and a smaller decrease in state and local government spending (source: U.S. Department of Commerce).

Unemployment in the U.S. was at 6.7% in December 2013 down from 7.9% in December 2012. SNAP (Supplemental Nutrition Assistance Program) national participation was almost 46.8 million persons in December 2013, 1.0 million less than in December 2012. General inflation was 1.5% in 2013 compared to 1.7% in 2012. Food inflation for the year was 1.1% for the year compared to 1.8% in 2012.

In Belgium, GDP evolution was positive in 2013 at 0.2%. General inflation increased moderately (1.1% in 2013) and food inflation came out at 3.6%. The unemployment rate was 8.4% compared to 7.6% in 2012. The competitive environment remained challenging and focused on price.

Within our Southeastern Europe segment, economic conditions in Greece, our largest market of the segment, remain very difficult and resulted in a real GDP evolution of -3.9% (after -7.0% in 2012 and -7.1% in 2011) whereas general inflation was -0.9% in 2013, down from 1.5% in 2012.

RECENT EVENTS, TRENDS AND OUTLOOK

Recent Events

In February 2014, we announced the planned sale of our Bulgarian operations to AP Mart. We expect to recognize an impairment loss of approximately €10 million and going forward will classify these operations as assets held for sale and discontinued operations. The transaction is expected to close in the second quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.

Also in February 2014, we received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of our Sweetbay, Harveys and Reid’s operations to Bi-Lo (see Note 5.2 of our consolidated financial statements included in Item 18 in this document). As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and we agreed to retain two other stores and convert them into the Food Lion banner. The FTC’s approval is pursuant to a consent order accepted by the FTC for public comment on February 25, 2014. The order is subject to final approval by the FTC after the close of a 30-day comment period, which expired on March 27, 2014. We have since completed the portion of the transaction involving the Sweetbay operations, and continue to expect the entire transaction to be completed during the first half of 2014.

In March 2014, our Board of Directors proposed a gross dividend of €1.56 per share to be paid to owners of ordinary shares against coupon no. 52 on June 2, 2014. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.17 per share. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 22, 2014 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 12, 2014, is €160 million.

In April 2014, we announced an agreement with Tropic Group B.V. to divest all of our 39 Bosnian and Herzegovinian stores. This transaction is expected to close in the third quarter subject to regulatory approval and working capital adjustments.

Also in April 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Also in April 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by us and agreed to by each lender for their commitment in the New Facility Agreement. Subsequent to the execution of the New Facility Agreement, we terminated all of the commitments under the €600 million, five-year multi-currency, unsecured revolving credit facility that was in place since April 2011.

Trends and Outlook

In 2009, the economic environment started negatively impacting consumer spending in most of our markets, resulting in consumers more actively seeking ways to maximize the value they receive for their spending. This continued development in combination with increased competition, led to a decrease of our profitability, particularly in the U.S. and Belgium. In response to this, we started to reduce complexity, invest to improve our price competitiveness, focus on efficiencies and free cash flow generation. In March 2014, we have further fine-tuned our strategy. Our strategy is to put the customer back at the center, to focus on our core markets and to realize more operating efficiencies. We describe the progress of our different operating companies in the paragraphs below.

In 2011, we began repositioning our largest U.S. banner, Food Lion. The Food Lion repositioning aimed at enhancing customer satisfaction mainly through improving our pricing position. This repositioning has resulted in a positive volume growth at Food Lion since the fourth quarter of 2012. We completed the repositioning in November 2013. While the repositioning work mainly addressed our price positioning (lowering prices by 2-2.5% to drive volume), and resulted in improved execution and cost control, in 2014 we will test the next step of the Food Lion strategy, centered around Easy, Fresh & Affordable, in 77 stores which is leveraging Food Lion’s historic attributes of convenience and affordability. The overall aim is to continue increasing Food Lion’s share of wallet by increasing the average number of items purchased per customer visit. In addition to this market test, we are also implementing changes in our assortment, impacting 50% of the SKUs throughout the store network, and improving the check-out process in our stores.

Hannaford, which is our second largest U.S. banner, increased revenues by approximately 3% per year over the last five years, of which half of the increase is attributable to new store openings. At the same time, competition continued to expand into Hannaford’s market. In 2012, we started to make targeted price investments, which resulted in positive volume growth, and plan to continue our investments in 2014.

With the challenging economic environment, Belgian consumers have become more price-sensitive and competition among supermarket operators has increased. As a result, profitability came under pressure with a decrease of our operating margin from 4.1% in 2012 to 3.7% in 2013 This has been driven by efforts to improve our price perception and increased competitor openings. We expect to see continued competition and further pressure on SG&A. Going forward, Delhaize Belgium will focus on increasing its differentiation. This is centered on being the Best in Fresh, innovation in our assortment and our private label offering. Additionally, we aim to strengthen and grow our affiliate network and accelerate the growth of our e-commerce offerings. These initiatives should be funded by further efficiencies.

Despite the pressure on the Greek economy, Alfa Beta was able to resist the general market trend and gained market share every year since 2009. In 2013, Alfa Beta became the leading food retailer in Greece, which is a result of the continued focus on quality and competitive pricing, resulting in high customer appreciation. In order to defend and strengthen its market position, Alfa Beta has resumed store expansion and will further improve its competitiveness with targeted price investments, assortment improvements and the development of an omni-channel market approach.

Since 2011, through our acquisition of Maxi, we are the national market leader in Serbia. During 2013, the general economic situation in Serbia worsened significantly, resulting in high unemployment and negative GDP growth. This, in combination with increased competition, resulted in pressure on revenue growth. While the operations remain profitable, sales results were below our expectations. The main priority going forward is to improve the execution focused around pricing and promotional strategies, store processes and IT systems.

Over the last five years, Mega Image achieved in Romania strong revenue growth, driven by store expansion (296 stores at the end of 2013 compared to 40 stores in 2008) and is now the leading food retailer in Bucharest. While the global economic downturn has also impacted Romania, the economy has been resilient and Mega Image significantly grew revenues and profitability over the recent years. With competition expanding fast and new competitors entering the market, we aim to defend our market position with continued profitable store expansion and a further improved customer proposition. To support this growth, a second distribution center will be constructed.

For 2014, we expect Group capital expenditures of approximately €625 million at identical exchange rates excluding leases, and plan to open 180 new stores.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

In accordance with Belgian law, our affairs are managed by our Board of Directors. Under our Articles of Association, the Board of Directors must consist of at least three directors. Our Board of Directors consists of 11 directors, all of which are non-executive directors.

In March 2014, the Board of Directors determined that the current directors, with the exception of Pierre-Olivier Beckers-Vieujant, Didier Smits and Hugh G. Farrington, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. Baron Beckers-Vieujant is not independent under the criteria of the Companies Code because he was an executive of the Company until December 31, 2013. Mr. Smits is no longer considered independent under the Belgian Companies Code because he has served on the board of directors as a non-executive director for more than three consecutive terms. Mr. Farrington is no longer considered independent under the Belgian Companies Code because he was compensated formerly as an executive of our subsidiary Hannaford Brothers. The Board of Directors met eleven times in 2013.

On the recommendation of the Remuneration and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary Shareholders’ Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. The term of directors who are not considered independent by our Board of Directors at the time of their election has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 70 during our standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

On May 23, 2013, the shareholders at the Ordinary Shareholders’ Meeting appointed Ms. Elizabeth Doherty as director for a term of three years. Mr. Jean Pierre Hansen resigned from the Board of Directors effective June 30, 2013.

At the Ordinary Shareholders’ Meeting to be held on May 22, 2014, the Board of Directors will propose to shareholders for approval (i) the renewal of the mandates of Messrs. Mats Jansson, William G. McEwan and Jack L. Stahl, each for a term of four years and (ii) appointment of Mr. Johnny Thijs as director for a term of three years. At such meeting, the Board of Directors will also propose that the shareholders acknowledge that Messrs. Mats Jansson, William G. McEwan, Jack L. Stahl and Johnny Thijs are independent within the meaning of the Companies Code. Mr. Hugh Farrington, whose third mandate expires at the upcoming ordinary shareholders meeting, and is not independent, will retire from the board at the expiration of his term on May 22, 2014.

Our current Board of Directors and nominee, and biographical information concerning such individuals, are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Mats Jansson(1)	Chairman	May 2011	2014
Claire H. Babrowski	Director	May 2006	2016
Shari L. Ballard	Director	May 2012	2015
Pierre-Olivier Beckers-Vieujant	Director	May 1995	2015
Jacques de Vaucleroy	Director	May 2005	2015
Elizabeth Doherty	Director	May 2013	2016
Hugh G. Farrington(2)	Director	May 2005	2014
William G. McEwan(1)	Director	May 2011	2014
Didier Smits	Director	May 1996	2015
Jack Stahl(1)	Director	August 2008	2014
Luc Vansteenkiste	Director	May 2005	2015
Johnny Thijs(1)	Nominee	—	—

(1)	Upon the recommendation of the Remuneration and Nomination Committee, the Board of Directors will propose to the shareholders for approval at the Ordinary Shareholders’ Meeting to be held on May 22, 2014: (i) the renewal of the mandates of each of Messrs. Mats Jansson, William G. McEwan and Jack L. Stahl for a term of four years and (ii) the appointment of Mr. Johnny Thijs as a director for a term of three years.
(2)	Mr. Hugh Farrington, whose third mandate expires at the upcoming ordinary shareholders’ meeting, and is not independent, will retire from the board at the expiration of his term on May 22, 2014.

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

Claire H. Babrowski (1957). Ms. Babrowski is a retired retail executive. She serves on the Board of Directors of Pier 1 Imports, Inc. and Quiznos. From 2007 until 2010, Ms. Babrowski was the Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum and was named three times to Fortune’s Most Powerful Women Top 50. Ms. Babrowski holds a Master in Business Administration from the Keenan Flagler Business School at the University of North Carolina.

Shari L. Ballard (1966). Ms. Ballard has been President, International and Chief Human Resource Officer of Best Buy Co., Inc. since August 2013. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, and in 1997 joined its Retail Change Implementation Team. She then moved to Best Buy’s human resources department, ultimately assuming the role of Executive Vice President of Human Resources and Legal in 2004. She also served as Executive Vice President, Retail Channel Management of Best Buy from 2007 until 2010 and as Co-President of the Americas and Executive Vice President from 2010 until January 2012. Ms. Ballard graduated from the University of Michigan - Flint with a Bachelor’s Degree in Social Work.

Pierre-Olivier Beckers-Vieujant (1960). Baron Beckers-Vieujant served as President and Chief Executive Officer of Delhaize Group from January 1, 1999 through November 2013. Baron Beckers-Vieujant earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Baron Beckers-Vieujant joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000,

Baron Beckers-Vieujant was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. Until June 2010, he was Co-Chairman of the Consumer Good Forum, a global association of leading consumer goods retailers and manufacturers. Previously, Baron Beckers-Vieujant served as chairman of the CIES, the Food Business Forum, from 2002 to 2004 and again from July 2008 until its merger and transformation into the Consumer Goods Forum. Baron Beckers-Vieujant serves on the Board of Directors of The Consumer Goods Forum and D’Ieteren. He is Vice-Chairman of the Federation of Belgian Companies. He is a member of Guberna and, until 2010, the Belgian Commission on Corporate Governance. He has been President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, and was reelected in 2013. He also was elected to the International Olympic Committee in July 2012.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is CEO of the Northern, Central and Eastern Europe business unit of AXA since March 2010. He is also in charge of AXA Bank Europe. Since April 2010, he has been a member of the AXA Management Committee. On January 1, 2011, he assumed global responsibility for the AXA Group’s Life and Savings and Health businesses. Mr. de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance and Investment Management Europe. He has extensive experience in the banking and insurance and asset management business, both in Europe and in the U.S. Jacques de Vaucleroy holds a degree in law from Catholic University of Louvain (UCL), Belgium and a Master of Business Law from Vrije Universiteit van Brussel (VUB), Belgium.

Elizabeth Doherty (1957). Ms. Doherty began her career with Unilever in 1979 as an assistant internal auditor and then spent the following 22 years serving the organization, assuming positions of increasing responsibility in audit, accounting, supply chain, commercial operations, and finance in multiple countries across Europe and Asia. She left Unilever as Senior Vice President Finance, Central & Eastern Europe in 2001 to enlist with Tesco as its Group International Finance Director where she led that function for six years. In 2007 she joined Brambles Industries as its Chief Financial Officer and most recently served as CFO of Reckitt Benckiser, from 2011 to 2013. In addition to her executive experience she has also served on the Boards of both Brambles Industries and Reckitt Benckiser as well as that of SABMiller. Ms. Doherty serves on the Board of Directors of Nokia and Dunelm Group plc. Ms. Doherty graduated from the University of Manchester, in the United Kingdom with a Bachelor of Science (Honors) in Liberal Studies in Science (Physics). She also is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

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

William G. McEwan (1956). Mr. McEwan is a Canadian grocery and consumer packaged goods executive. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and Coca-Cola Bottling as well as in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. He served as President and Chief Executive Officer of Sobeys Inc. and member of the Board of Directors of its parent company, Empire Company Limited until June 2012. Mr. McEwan is a member of the Board of Agrifoods International Cooperative Ltd and Ultima Foods. Mr. McEwan served on the Board of Directors of The Consumer Goods Forum. In November, 2005 Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry. In June 2012, Mr. McEwan was honoured by the Retail Counsil of Canada with its Lifetime Achievement Award, recognizing a career of outstanding leadership, business success and community service.

Didier Smits (1962). Mr. Smits has been Managing Director of Papeteries Aubry SPRL since 1991. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels.

Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough and Sacks Incorporated. He currently serves on the Board of Dr

Pepper Snapple Group and Coty Inc. and serves as a member of the US Board of Advisors on CVC Capital Partners Advisory, Inc. He is also a Board member of The Boys and Girls Clubs of America. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Luc Vansteenkiste (1947). Baron Vansteenkiste is President of the Board of the Belgian company Sioen and is also a member of the Board of the Belgian company Spector Photo Group. Baron Vansteenkiste is Honorary Chairman of the Federation of Belgian Companies. Baron Vansteenkiste was Chief Executive Officer of Recticel until April 1, 2010 and Vice President of the Board of Directors until May 2013. Baron Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

Johnny Thijs (1952). Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as Product & Marketing Manager for Belgium. In 1981, he was named Marketing & Sales Manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as Executive Vice President before becoming CEO for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named CEO of Ter Beke. Mr. Thijs joined Belgian Post in 2002 where he served as CEO until the end of February 2014. Mr. Thijs is Chairman of the Board of Directors of Spadel SA. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium.

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

The Audit Committee is composed solely of independent directors. The members of the Audit Committee are Jack Stahl, who is the Chair, Claire Babrowski, Elizabeth Doherty and Luc Vansteenkiste.

Our Terms of Reference of the Audit Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Stahl, Ms. Babrowski, Ms. Doherty and Baron Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2013, the Audit Committee met five times.

Remuneration and Nomination Committee

The principal responsibilities of the Remuneration and Nomination Committee are to:

•	identify individuals qualified to become Board members, consistent with criteria approved by the Board;

•	recommend to the Board the director nominees for each Ordinary Shareholders’ Meeting;

•	recommend the Board director nominees to fill vacancies;

•	recommend to the Board qualified and experienced directors for service on the committees of the Board;

•	recommend to the Board the compensation of the members of the Executive Committee;

•	recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for our employees;

•	submit the Remuneration Report to the Board;

•	evaluate the performance of the Chief Executive Officer; and

•	advise the Board on other compensation issues.

The Remuneration and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee, which is attached as Exhibit C to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The members of the Remuneration and Nomination Committee are Hugh G. Farrington, who is the Chair, Shari Ballard, Jacques de Vaucleroy, Mats Jansson and William G. McEwan. Shari Ballard, Jacques de Vaucleroy, Mats Jansson and William G. McEwan are independent directors, while Mr. Farrington is no longer considered independent under the Belgian Companies Code effective May 26, 2011 because he has been compensated formerly as an executive of our subsidiary Hannaford Brothers. For additional information, see “Item 16G. Corporate Governance.” In 2013, the Remuneration and Nomination Committee met thirteen times. Our Remuneration Policy for Directors and the Executive Committee can be found as Exhibit E to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

2014 Restructuring

In March 2014 the Board decided to restructure the functions of its two standing committees (i.e., the Remuneration & Nomination Committee and the Audit Committee) into three standing committees, effective May 22, 2014; (i) the Remuneration Committee, (ii) the Governance & Nomination Committee, and (iii) the Audit & Finance Committee. The Remuneration Committee will assume all remuneration functions, recommending director and executive committee compensation decisions to the Board of Directors for its approval. The current members of the Remuneration & Nomination Committee will be the initial members of the Remuneration Committee. The Governance & Nomination Committee will assume responsibility for board governance matters and succession planning for directors and Executive Committee members. This Committee will have four members, two from each of the other committees. The Audit Committee will expand its role to further assist the Board in monitoring the areas of treasury activities and related financings, changing its name to the Audit & Finance Committee. Current members of the Audit Committee will continue to serve on the Audit & Finance Committee.

EXECUTIVE OFFICERS

Executive Committee

Our Chief Executive Officer, Frans Muller, is in charge of our day-to-day management with the assistance of the Executive Committee. The Executive Committee, chaired by our Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of our company. The age limit set by the Board for the Chief Executive Officer is 65.

Our Executive Committee does not qualify as a management committee (“comité de direction / directiecomité”) under Belgian law and as such does not hold the Board of Directors’ management powers.

The members of the Executive Committee are appointed by the Board of Directors. No member of our Executive Committee serves on the Board of Directors. Our Board of Directors decides on the compensation of the members of the Executive Committee and our other senior officers upon recommendation by our Remuneration and Nomination Committee.

Our current Executive Committee members and biographical information concerning such individuals are set forth below.

Name	Position	Executive Officer/ Member of the Executive Committee Since
Frans Muller(1)	President and Chief Executive Officer	2013
Pierre Bouchut	Executive Vice President and Chief Financial Officer	2012
Marc Croonen(2)	Executive Vice President	2014
Kostas Macheras	Executive Vice President	2010
Maura Smith(3)	Executive Vice President	2013
Dirk Van den Berghe(4)	Executive Vice President	2014

(1)	Mr. Muller began as President and Chief Executive Officer on November 8, 2013.
(2)	Mr. Croonen will join us as Executive Vice President on May 1, 2014.
(3)	Ms. Smith began as Executive Vice President on May 2, 2013.
(4)	Mr. Van den Berghe became a member of the Executive Committee effective on April 1, 2014.

Frans Muller (1961). Mr. Muller is President and CEO of Delhaize Group since November 2013. In 1988, he joined KLM Cargo where he served in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore. Mr. Muller joined the German retailer Metro AG in 1997, first as Operations Director, and then as managing director of its Dutch subsidiary, Makro. In 2002, he served as a board member of Metro Cash&Carry International, and was appointed as regional director for Eastern Europe and Russia. From 2004 to 2005, Mr. Muller served as President, Asia Pacific and Russia/Ukraine, Metro Cash & Carry International. In 2005, he was appointed CEO of Metro Group Buying, and in 2006, was appointed to the Management Board of Metro AG. In February, 2008, he became CEO of Metro Cash & Carry until his departure in March 2013. Mr. Muller holds a Master of Business Economics from the Erasmus University, Rotterdam (The Netherlands).

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

Marc Croonen (1961). Mr. Croonen will be Executive Vice President and Chief Human Officer of Delhaize Group as from May 1, 2014. Mr. Croonen began his career with the former brewery Artois, later Interbrew. After having been HR-Manager for nine years, he became Head of HR and Communication with Volkswagen Belgium from May 1995 till March 1999 and HR-Director with Danone for Northern Europe from March 1999 till March 2001. From March 2001 till April 2010, Mr. Croonen was employed by AB Inbev, from 2005 onwards in the capacity of Head of HR for Western Europe. In April 2010, Mr. Croonen moved to Dexia as Group HR Director until October 2012 when he joined International Paper as HR-Director Europe until now. Mr. Croonen serves on the Board of Directors of AB-Inbev Holding GMBH. Mr. Croonen is a graduate of the Catholic University of Leuven (Belgium) with a Master in Psychology of Organization and Work.

Kostas Macheras (1953). Mr. Macheras is Executive Vice President of Delhaize Group and Chief Executive Officer Southeastern Europe. Mr. Macheras joined Delhaize Group in 1997 as General Manager of Alfa Beta Vassilopoulos. In 2009 Mr. Macheras added Mega Image, the Romanian operations of Delhaize Group, to his responsibilities. He was appointed to the Delhaize Group Executive Committee in 2010. Mr. Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. He worked for 14 years for Mars, Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996-1997 he served as General Manager of Chipita International in Greece. He has been a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Mr. Macheras was elected Manager of the Year 2008 by the Hellenic Management Association. Mr. Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

Maura Abeln Smith (1955). Ms. Smith is Executive Vice President, General Counsel and General Secretary of Delhaize Group. She started her career as a lawyer in 1982 and spent nearly 10 years in private practice including four years as a partner at Baker & McKenzie. In 1991, Ms. Smith joined General Electric, in the GE Plastics Division, where she served as Vice President and General Counsel for nearly seven years. From 1998 to 2003, she was Senior Vice President, General Counsel and Secretary at Owens Corning, a global building materials company, and from 2000 to 2003, she also served as Chief Restructuring Officer and a member of the Board of Directors of Owens Corning. Ms. Smith left Owens Corning in 2003 to join International Paper, a global paper and packaging company, where she served for eight years as the company’s Senior Vice President, General Counsel, Secretary and Global Government Relations. In May 2011, Maura Smith became PepsiCo’s Executive Vice President, Government Affairs, General Counsel and Corporate Secretary until she resigned in June 2012. Ms. Smith holds a Bachelor of Arts (Economics) from Vassar College, a Juris Doctor from University of Miami School of Law and a Master of Philosophy (Economics) from Oxford University.

Dirk Van den Berghe (1963). Mr. Van den Berghe is Executive Vice President and CEO Delhaize Belgium and Luxembourg. After having worked several years in the commercial sector, Mr. Van den Berghe spent 10 years in Belgian Diplomacy as commercial representative in Bulgaria, Thailand and in the U.S. Mr. Van den Berghe joined Delhaize Group in 1999, starting as General Manager of Delvita, the Company’s former subsidiaries in the Czech Republic and Slovakia. He subsequently became Senior Vice President Emerging Markets overseeing Delvita, Mega Image and Super Indo. He joined Delhaize Belgium in 2008, as Senior Vice President Procurement, Quality and European Sourcing. Mr. Van den Berghe became CEO Delhaize Belgium and Luxembourg in 2012 and appointed member of Delhaize Group Executive Committee as of April 1, 2014. He is also a serving board member of the Solvay Brussels School MBA Program and VOKA. Mr. Van den Berghe has been teaching strategy and international business for the MBA Programs of California State University, Rotterdam School of Management, Solvay Brussels School and Thammasart University. Mr. Van den Berghe holds a Ph.D. in Economic Sciences from the Sofia University and a BA & MA in Business Management from the State University Ghent (Belgium).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

Our directors are remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by our shareholders. The maximum amount approved by the shareholders is €80,000 per year per director, increased by an additional amount of up to €15,000 per year for the Chairman of any standing committee of the Board and an amount of up to €10,000 per year for services as a member of any standing committee of the Board. For the Chairman of the Board, the maximum remuneration amount is €160,000 per year (exclusive of any amount due as Chairman or member of any standing committee). The Board will propose that the Ordinary Shareholders’ Meeting of May 22, 2014 approves the increase, as from May 22, 2014, of the amount paid per year (i) by €40,000 to the Chairman of the Board, (ii) by €5,000 to each member of the Audit & Finance Committee (other than the Chairman of the Committee), and (iii) by €10,000 to the Chairman of the Audit & Finance Committee.

Our non-executive directors do not receive any remuneration, benefits or equity-linked or other incentives from us and our subsidiaries other than their remuneration for their service as directors of our company. For some non-Belgian directors, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. The aggregate amount of remuneration granted for fiscal year 2013 to our directors by us and our subsidiaries is set out in the table below. The compensation of the executive director as set forth in the table below relates solely to his compensation as director and excludes his compensation as an executive of our company. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director.

Remuneration Granted for Fiscal Year 2013 to Directors of Delhaize Group by Delhaize Group and its Subsidiaries

(in EUR)	2013
Non-Executive Directors
Claire Babrowski	€90,000
Shari L. Ballard	€86,071
Jacques de Vaucleroy	€90,000
Elizabeth Doherty(1)	€54,643
Hugh G. Farrington	€95,000
Jean-Pierre Hansen(2)	€45,000
Mats Jansson	€170,000
William G. McEwan	€90,000
Didier Smits	€80,000
Jack L. Stahl	€95,000
Baron Vansteenkiste	€90,000
Total remuneration non-executive directors	€985,714
Executive Director
Baron Beckers-Vieujant(3)	€80,000
Total remuneration to all directors	€1,065,714

(1)	Ms. Doherty was appointed as a director on May 23, 2013.
(2)	Mr. Hansen resigned as director effective June 30, 2013.
(3)	The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below. Following his stepping down as CEO effective November 8, 2013, Baron Beckers-Vieujant served as an executive director through December 31, 2013.

Executive Committee Composition in 2012 and 2013

Name	2012	2013
Frans Muller	N/A	Beginning November 8
Baron Beckers-Vieujant	Full year	Ending December 31
Pierre Bouchut	Beginning March 19	Full Year
Stefan Descheemaeker	Full year	Ending October 31
Michel Eeckhout	Ending December 31	N/A
Ron Hodge	Ending October 15	N/A
Nicolas Hollanders	Full year	Full year
Kostas Macheras	Full year	Full year
Maura Smith	N/A	Beginning May 2
Roland Smith	Beginning October 15	Ending September 4
Michael Waller	Full year	Ending June 30

Remuneration Granted for Fiscal Years 2012 and 2013 to Executive Officers of Delhaize Group by Delhaize Group and its Subsidiaries

The aggregate compensation for the members of the Executive Committee recognized in the Company’s consolidated income statements for 2013 and 2012, respectively, is stated below. Amounts are gross amounts before deduction of withholding taxes and social security contributions due by the employee and include social security contributions due by the Company. They do not include the compensation of Baron Beckerts-Vieujant as director of the Company that is separately disclosed above.

In 2013, the aggregate compensation includes termination benefits for the former CEO who left the company at the end of 2013, the pro-rata share of compensation and termination benefits for three other members of the Executive Committee who left the Company in 2013, and the pro-rata share of compensation of the new CEO and one new Executive Committee member, who joined the Company in 2013.

In 2012, the aggregate compensation includes the pro-rata share of compensation of two members of the Executive Committee who joined the company in 2012, and the pro-rata share of compensation of one member of the Executive Committee who left the company, as well as his termination benefits.

(in millions of EUR)	2013	2012
Short-term benefits(1)	9	8
Retirement and post-employment benefits(2)	1	1
Other long-term benefits(3)	1	1
Termination Benefits(4)	17	1
Share-based compensation	3	3
Total compensation expense recognized in the income statement	31	14

(1)	Short-term benefits include the base salary, other short term benefits and annual bonus payable during the subsequent year for performance achieved during the respective years and the portion recognized in 2013 of retention bonuses granted in 2013 to certain members of the Executive Committee.
(2)	The members of the Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1 of Item 18). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Company during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.
(4)	2013 includes termination benefits for the former CEO and three other members of the Executive Committee. For more details, see section “Main Contractual Terms of Hiring and Termination of Executive Committee” in item 6 below.

Frans Muller, our President and Chief Executive Officer is compensated as an executive. In 2013, the aggregate amount of compensation paid to Mr. Muller was €0.3 million. The compensation of Mr. Muller was comprised of base pay of €0.2 million and other short-term benefits and retirement and post-employment benefits of €0.1 million. A total of 26,968 Delhaize Group stock options/warrants and 3,979 restricted stock units were granted to Mr. Muller in 2013, the value of which is not included in the €0.3 million.

Baron Beckers-Vieujant, who served as our President and Chief Executive Officer through November 8, 2013 was compensated both with a director fee and as an executive. Baron Beckers-Vieujant’s director fee is set forth in the table above. In 2013, the aggregate amount of compensation paid to Baron Beckers as an executive was €3.0 million. The compensation of Baron Beckers-Vieujant was comprised of base pay of €1.0 million, a bonus of €0.4 million, other short-term benefits valued at €0.1 million, retirement and post-employment benefits valued at €0.9 million and other long-term benefits valued at €0.6 million. A total of 48,150 Delhaize Group stock options/warrants and 15,176 restricted stock units were granted to Baron Beckers-Vieujant in 2013, the value of which is not included in the €3.0 million.

The members of the Executive Committee benefit from corporate pension plans, which vary regionally. The U.S. members of the Executive Committee participate in defined contribution plans. The non-U.S. members of the Executive Committee participate in the Belgian plan, a non-contributory defined contribution plan (the new plan), which in 2010 replaced a contributory defined benefit plan (the old plan), that was in part based on the executive’s years of service with the Company. In 2010, the members of the Executive Committee who participated in the old plan were offered the option to switch to the new plan or to continue in the old plan. All the Executive Committee members participated in the new plan in 2013. Members of Executive Committee who were participating in the old plan and switched to the new plan in 2010 for future service remain entitled to retirement benefits under the old plan for past service. We expensed an aggregate amount of €1.0 million with respect to these various plans for the members of the Executive Committee as a group for the year ended December 31, 2013, which amount is included in the €31 million aggregate amount of compensation attributed by us and our subsidiaries to members of the Executive Committee as a group for services in all capacities. The members of the Executive Committee also participate in our stock option, restricted stock unit and performance cash plans. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any members of the Executive Committee.

Equity Compensation of Executive Committee. In 2013, 280,974 stock options and 32,359 performance stock unit awards were granted to members of our Executive Committee, in each case prior to adjustment for the ADS Ratio Change. The exercise price per share for the stock options granted in May, November and December 2013 amounted to respectively, €49.85, €43.67 and €41.71 for options on ordinary shares traded on Euronext Brussels. The exercise price for options related to our American Depositary Shares traded on the New York Stock Exchange amounted to $64.75 and $58.40 for the grants in May and November 2013, respectively (prior to adjustment for the ADS Ratio Change). The options granted in 2013 under the Delhaize Group 2012 Stock Incentive Plan for executives of our U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Options granted in May 2013 under the 2007 Stock Option Plan for other executives vest after a three and a half year period following the grant date.

The performance stock unit awards granted in 2013 represent a commitment of Delhaize Group to deliver ADSs to the award recipient, at no cost to the recipient (one performance stock unit equals one ADS). The fair value of the performance stock unit awards granted in May 2013 was $58.40 and $64.75 for the November 2013 grant (prior to adjustment for the ADS Ratio Change). The shares are subject to cliff vesting after 3 years, Delhaize Group performance and employment by the Company at the time of vesting. These shares can be sold by the award recipient at any time following the delivery of the shares consistent with the guidelines and restrictions contained in our trading policies.

The performance requirement of the performance stock units granted in 2013 will be measured over a three-year performance period (2013-2015). The vesting of the award depends on performance by the Company against Board-approved financial targets for return on invested capital (“ROIC”). Upon close of the performance period and vesting, participants will receive ADRs representing shares of Delhaize Group stock. The number of ADR’s received will vary from 0% to 100% of the awarded number of performance stock units in function of the achieved average ROIC over the three-year performance period compared to the target.

In March 2014, the Board of Directors decided to recommend shareholder approval at the ordinary shareholders’ meeting to be held on May 22, 2014 of a new Delhaize Group 2014 EU Performance Stock Unit Plan. Under this plan, European members of the Executive Committee will be awarded performance stock units that will vest three years after the grant date, subject to achievement of performance conditions.

The Board of Directors decided in January 2014 that the metric for determining the amount of units vested at the end of three years for performance stock units granted under the US plan and under the new European Performance Stock Unit Plan (subject to approval by shareholders at the ordinary shareholders’ meeting) will no longer be based on ROIC but on a formula to measure Shareholder Value Creation.

The Shareholder Value Creation metric will be measured over a 3-year period, based on the formula of 6 times underlying EBIDTA minus net debt.

As of the 2014 grant, the number of ADR’s and/or ordinary shares to be received upon vesting will vary from 0% to 150% of the awarded number of performance stock units in function of the achieved performance over the three-year performance period compared to the target.

The table below sets forth the number of performance stock unit awards, stock options and warrants granted by our company and its subsidiaries during 2013 to our Chief Executive Officer and the other members of the Executive Committee, in each case prior to adjustment for the ADS Ratio Change. For additional information regarding equity compensation of the executive committee, see “Long-Term Incentive Plans” and Note 21.3 to the consolidated financial statements included in this document.

	2013(1)
	Stock Options/ Warrants	Performance Stock Unit Awards
Executive Committee
Frans Muller(2)	26,968	3,979
Pierre-Olivier Beckers-Vieujant	48,250	15,176
Pierre Bouchut	119,783	—
Stéfan Descheemaeker	21,711	—
Nicolas Hollanders	8,689	1,855
Kostas Macheras	19,064	—
Maura Smith	21,627	6,723
Michael Waller	14,882	4,626
Total	280,974	32,359

(1)	Reflects the 2013 grants prior to adjustment for the ADS Ratio Change.

(2)	Including the following components: (1) special grant upon appointment as CEO of Delhaize Group and (2) long-term incentive grant 2013.
(3)	On December 24, 2013, Mr. Pierre Bouchut received a grant of 93,063 options under the non-U.S. 2007 stock option plan as a retention award. These options will vest as of January 4, 2017.

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

Executive officers are allowed a period of 5 years to achieve the recommended share ownership levels. Our Remuneration and Nomination Committee monitors the compliance with these guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of the Executive Committee Members.

The Company’s Executive Committee members are compensated in accordance with the Company’s Remuneration Policy. Each member of the Executive Committee has an employment agreement or management contract that has been approved by the Board of Directors, with total direct compensation determined by reference to data provided by a compensation consultant for similar positions in Europe and/or the US, and taking into account each person’s experience, skills and expected contributions.

Executive Committee members are required to abide by the Company’s policies and procedures, including the Company’s Guide for Ethical Business Conduct, and is subject to confidentiality and non-compete obligations to the extent permitted by applicable law. Executive Committee members are also subject to other clauses which are typically included in employment agreements or management contracts for executives.

2013 Executive Committee Changes

In 2013, Delhaize Group underwent a significant transition in its leadership which resulted in the Company reaching mutually satisfactory separation agreements with four members of the Executive Committee, and appointing two new members of the Executive Committee, as more specifically discussed below.

On May 8, 2013, the Board of Directors and the former CEO of the Group, Baron Beckers-Vieujant, announced that they reached an agreement with respect to his retirement as the CEO of the Group by the end of 2013. As a result of Baron Beckers-Vieujant’s retirement, the Group recognized in 2013 termination benefits of €7.7 million, based on 18 months of total direct compensation and benefits, and a contribution to the Group’s defined contribution pension plan.

The Company also announced the retirement of Michael Waller, Executive Vice President, General Counsel and General Secretary of the Group, effective June 30, 2013. Mr. Waller, a US member of the Executive Committee, became eligible to receive certain post-employment retirement benefits provided for in his employment agreement that were previously provisioned by the Company.

On September 4, 2013, the Company announced the resignation of Roland Smith, CEO of Delhaize America. As a result, the Group recognized in 2013 termination benefits of €2.8 million, based on 18 months of total cash compensation (which includes base salary and short-term incentive bonus) and benefits.

On October 4, 2013, the Company announced the resignation of Stéfan Descheemaeker, CEO of Delhaize Europe. As a result, the Group recognized in 2013 termination benefits of €0.9 million, based on ten months of total cash compensation and benefits.

In 2013, the Group also recorded an additional aggregate amount of €4.3 million related to the acceleration or forward vesting of the foregoing executives’ previously awarded long-term incentive grants, and €1.5 million in Belgian social security contributions.

In May, 2013, the Company entered into a U.S. employment agreement and an international assignment agreement with Maura Smith, who assumed Mr. Waller’s role as Executive Vice President, General Counsel and General Secretary upon his retirement. Her contract provides for a payment equal to twelve months of total cash compensation and benefits in the event the Company terminates her employment agreement without cause or if terminated by Ms. Smith for good reason. The termination would also result in accelerated vesting of all of her outstanding long-term equity incentive awards.

In August 2013, following the announcement of the retirement of the Delhaize Group CEO by the end of 2013, the Company established a retention program to maintain management stability and focus on the Company’s business plans, with cash awards paid to participants, including certain members of the Executive Committee, if they are still employed on July 31, 2014. In addition, as a further retention incentive, the Company entered into an amended employment agreement with Pierre Bouchut, CFO of the Group, on October 31, 2013. The amended agreement provides him with termination benefits equal to a maximum of 18 months of total direct compensation and benefits in the event the Company terminates his employment agreement without cause or if terminated by Mr. Bouchut for good reason. The termination would also result in the forward vesting of previously awarded long-term incentive awards. He was also awarded 93 063 stock options under the terms and conditions of the Company’s European stock option plan.

In October, 2013, the Company entered into a management agreement with Frans Muller, who assumed the role of President and CEO of the Group, succeeding Baron Beckers-Vieujant. The management agreement provides for a termination indemnity of 18 months of total cash compensation and benefits in the event the Company terminates his management contract without cause or if terminated by Mr. Muller for good reason. The termination would not alter the terms related to vesting, or result in the cancelation, of his outstanding long-term equity incentive awards.

2014 Executive Committee Changes Announced

On March 13, 2014, Nicolas Hollanders, Executive Vice President HR, IT and Sustainability, and the Company entered into a mutually satisfactory separation agreement that provided Mr. Hollanders with ten months of total direct compensation and benefits, and accelerated or forward vesting of his previously awarded long-term incentive grants. Effective May 1, 2014, Marc Croonen will join the Group and be appointed to the Executive Committee, as the new Executive Vice President HR, Internal Communications and Sustainability. His employment agreement provides for a payment equal to twelve months of total cash compensation and benefits, in the event the Company terminates his employment agreement without cause or if terminated by Mr. Croonen for good reason. The termination would also result in the forward vesting of all of his outstanding long-term equity incentive awards.

Effective April 1, 2014, Dirk Van den Berghe was appointed to the Executive Committee. Mr. Van den Berghe is the CEO of Delhaize Belgium and Luxembourg. His employment agreement does not provide for a severance payment in case of termination. His severance payment will therefore be determined pursuant to Belgian law.

For sake of completeness, Kostas Macheras continues to be a member of Executive Committee, and his Greek employment agreement provides for a payment equal to 24 months of total cash compensation in the event the Company terminates his employment without cause, in case of retirement or, if terminated by Mr. Macheras for good reason. The termination would also result in forward vesting of all of his outstanding long-term equity incentive awards. The above-mentioned Greek employment relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary.

EMPLOYEES

As of December 31, 2013, we employed over 160,000 employees (of which approximately 76,000 were full-time employees and approximately 85,000 were part-time employees). As of December 31, 2013, we employed approximately 108,000 employees in the United States, approximately 16,200 in Belgium, and approximately 36,600 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2013, the directors and the members of our Executive Committee (16 persons as of that date) as a group owned 711,413 Delhaize Group ordinary shares or ADRs, which represented approximately 0.69% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2013, the members of our Executive Committee owned as a group 729,772 stock options, warrants, performance stock units and restricted stock representing an equal number of our existing or new ordinary shares or ADRs.

LONG-TERM INCENTIVE PLANS

Overview

Our long term incentive plan is designed to retain the Executive Committee team and reward shareholder value creation. In 2013 the Delhaize Group long-term incentive plan consisted of three components:

•	Stock options (in Europe) and warrants (in the U.S.);

•	Performance stock units (in the U.S.); and

•	Performance cash grants.

For Executive Committee members (other than the CEO) who participated in the US components of the long-term incentive plan, the 2013 grant consisted solely of performance stock units and warrants, split equally to provide the total value of their respective target long-term incentive awards.

For the CEO’s the 2013 grant consisted of stock options, warrants, performance stock units and performance cash.

In 2014, the long-term incentive plan has been changed in order to:

•	simplify the compensation structure to create more clarity and improve the link between pay and performance, and to ensure that the plans are aligned with the Company’s strategy; and

•	establish a more direct link between executive compensation incentives and shareholder value creation.

Starting in 2014, the long-term incentive grants for Executive Committee members will consist solely of stock options (or warrants in the US) and performance stock units. The Performance Cash Plan will be discontinued.

Stock Options / Warrants

European Plan

Following European market practice, stock options granted in 2013 under the non-U.S. 2007 Stock Option Plan for members of the Executive Committee participating In the European based plan vest at the end of an approximately three-and-a-half-year period following the grant date (“cliff vesting”).

US Plan

Following U.S. market practice, the stock options granted in 2013 under the Delhaize Group 2012 U.S. Stock Incentive Plan for executives participating in the Group’s U.S. plan vest in equal annual installments of one third over a three-year period following the grant date.

For more details on the share-based incentive plans see Note 21.3 in the financial statements and the Remuneration Policy.

The value of the stock options/warrants determines the number of options/warrants awarded. The value is determined each year at the time of the grant using the Black-Scholes-Merton formula. The value of the stock options/warrants may vary from year to year. As a result, the total number of stock options/warrants granted can also be different from year to year. The ultimate value received by participants who become vested will depend on the performance of the Company’s stock price from the grant date.

In 2013, 300 000 options were exercised by the members of the Executive Committee and 44 904 stock options expired.

Performance Stock Units

In the 2013 the Company awarded performance stock units under its Delhaize America 2012 Restricted Stock Unit Plan. The performance stock units are subject to cliff vesting after 3 years, Delhaize Group performance and employment by the Company at the time of vesting.

In 2013, 32 359 performance stock units were granted to the Executive Committee.

For the 2013 grant the performance requirement will be measured over a three-year performance period (2013-2015). The vesting of the award depends on performance by the Company against Board-approved financial targets for return on invested capital (“ROIC”). Upon close of the performance period and vesting, participants will receive ADRs representing shares of Delhaize Group stock. The number of ADR’s received will vary from 0% to 100% of the awarded number of performance stock units in function of the achieved average ROIC over the three-year performance period compared to the target.

In March 2014, the Board of Directors decided to recommend shareholder approval at the ordinary shareholders’ meeting to be held on May 22, 2014 of a new Delhaize Group 2014 EU Performance Stock Unit Plan. Under this plan, European members of the Executive Committee will be awarded performance stock units that will vest three years after the grant date, subject to achievement of performance conditions.

The Board of Directors decided in January 2014 that the metric for determining the amount of units vested at the end of three years for performance stock units granted under the US plan and under the new European Performance Stock Unit Plan (subject to approval by shareholders at the ordinary shareholders’ meeting) will no longer be based on ROIC but on a formula to measure Shareholder Value Creation.

The Shareholder Value Creation metric will be measured over a 3-year period, based on the formula of 6 times underlying EBIDTA minus net debt.

As of the 2014 grant, the number of ADR’s and/or ordinary shares to be received upon vesting will vary from 0% to 150% of the awarded number of performance stock units in function of the achieved performance over the three-year performance period compared to the target.

Performance Cash Grant

As of 2014, there will be no further grants to the members of the Executive Committee under the Performance Cash Plan.

Awards made to the Executive Committee related to the 2010 - 2012 performance period were paid in 2013, and awards made to the Executive Committee related to the 2011-2013 performance period will be paid in 2014.

The value of the performance cash award granted for each three year performance period, referred to as the “target award,” is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payments made in 2013 related to the 2010 - 2012 performance period were based on achievements against targets set in 2010. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for ROIC and compounded annual revenue growth. The relative weight for these metrics is 50% for ROIC and 50% for revenue growth.

The Board set these targets each year based upon its growth expectations for the ensuing three-year performance period. These performance target goals included minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.

At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the actual pay-out is calculated. Participants receive between 0% and 150% of the target cash award in function of achieved performance. 150% of the target award is paid when actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth.

Restricted Stock Units

Prior to 2013, U.S. members of the Executive Committee received restricted stock units (“RSUs”) as part of variable compensation. The RSUs vested 25% on each of the second, third, fourth and fifth anniversaries of the date of grant. There have been no RSU grants after 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. Our shares may be in dematerialized form or registered form. Each shareholder is entitled to one vote for each share held, on each matter submitted to a vote of shareholders. Major shareholders do not have different voting rights. For additional information regarding our ordinary shares, see “Description of Delhaize Group Ordinary Shares” under “Item 10. Additional Information.”

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

As of April 2, 2014, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Ordinary Shares Held	Percentage of total voting rights on date of notification
February 18, 2009	Citibank N.A. (*)	10,682,499	10.62%
September 17, 2013	Silchester International Investors LLP	10,236,725	10.03%
January 31, 2014	Black Rock Group	4,979,338	4.00%

(*)	As Depositary for the American Depositary Receipts program of Delhaize Group. Citibank disclaims any beneficial interest in Delhaize Group ordinary shares that Citibank N.A. holds as Depositary under the American Depositary Receipts program of Delhaize Group.

Number of Shares and Potential Voting Rights of Delhaize Group(1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	102,449,570
Future potential voting rights resulting from exercise of warrants	3,115,439

(1)	As of April 2, 2014.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 7,710,427 ADRs outstanding and 13,742 record owners with a registered address in the United States as of April 2, 2014. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

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

A.	Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Annual Report on Form 20-F. Our consolidated financial statements presented herein and the Notes to the consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so called “carve-out”). We are not affected by the so-called carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2013. We further refer to our comments made in connection with Initial Application of New, Revised or Amended IASB Pronouncements and Standards and Interpretations issued but not yet effective, in respectively Notes 2.2 and 2.5 of the consolidated financial statements.

Our consolidated financial statements prepared in accordance with IFRS have been audited by independent registered public auditors in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and with the standards of the Public Company Accounting Oversight Board (United States).

Legal Proceedings

Provided below is information on legal proceedings that may have significant effects on the company’s financial position or profitability, as well as the disposition of any such previously reported litigation that occurred during the last fiscal year.

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal in front of the Court of Appeal of Brussels regarding the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities for violation of the rights of Delhaize Belgium and other retailers and therefore requested a suspension of the procedure pending in front of the Belgian Competition Authority. A final ruling by the Court of Appeal on the merits of the procedural challenge is possible by the end of 2014. Based on the information contained in the investigation report and relevant case precedents, we do not have sufficient information to estimate a possible fine or compensation payment that may result from any adverse future decision of the Belgian Competition Authority. According to Belgian legislation, fines for competition law infringements are calculated on the turnover of the products affected by the alleged infringement in the last full year of the alleged coordination activities, capped at 10% of our annual Belgian revenues in the year preceding the decision of the Competition Authority. However, there are many variables and uncertainties associated with the application of the relevant legislation to the facts and circumstances of this investigation, regardless of the outcome of the procedural appeal pending before the Court of Appeal. Moreover, a decision on the merits of the matter by the Authority would likely not occur before 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Consequently, we currently do not have sufficient information available to make a reliable estimate of any possible financial impact or the timing thereof.

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion from approximately December 2007 through early March 2008, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. There are no longer any investigations or proceedings pending or threatened against Delhaize Group involving the referenced “Computer Intrusion.” All such investigations and proceedings pending or previously initiated have been resolved without material cost to Delhaize Group.

In addition to the matters described above, we are from time to time a party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, landlord-tenant matters, tax matters, competition/antitrust matters, acquisition-related matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions, as necessary, for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “B. Risk Factors” under Item 3 “Key Information.”

Dividend Policy

The Company’s objectives for managing capital are to our ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, we may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, our new dividend policy, as adopted by the Board of Directors in March 2014, is to pay out approximately 35% of “group share in underlying net profit from continuing operations.” This is a non-GAAP measure, defined as net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit, (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential tax effect of all these items on income tax and non-controlling interests. Underlying operating profit is defined as operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

B.	Significant Changes

In February 2014, we announced the planned sale of our Bulgarian operations to AP Mart. We expect to recognize an impairment loss of approximately €10 million and going forward will classify these operations as assets held for sale and discontinued operations. The transaction is expected to close in the second quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.

Also in February 2014, we received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of our Sweetbay, Harveys and Reid’s operations to Bi-Lo (see Note 5.2 of our consolidated financial statements included in Item 18 of this document). As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and we agreed to retain two other stores and convert them into our Food Lion banner. The FTC’s approval is pursuant to a consent order accepted by the FTC for public comment on February 25, 2014. The order is subject to final approval by the FTC after the close of a 30-day comment period, which expired on March 27, 2014. We have since completed the portion of the transaction involving the Sweetbay operations, and continue to expect the entire transaction to be completed during the first half of 2014.

In March 2014, our Board of Directors proposed a gross dividend of €1.56 per share to be paid to owners of ordinary shares against coupon no. 52 on June 2, 2014. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.17 per share. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 22, 2014 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 12, 2014, is €160 million.

In April 2014, we announced an agreement with Tropic Group B.V. to divest all of our 39 Bosnian and Herzegovinian stores. This transaction is expected to close in the third quarter subject to regulatory approval and working capital adjustments.

Also in April 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Also in April 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by us and agreed to by each lender for their commitment in the New Facility Agreement. Subsequent to the execution of the New Facility Agreement, we terminated all of the commitments under the €600 million, five-year multi-currency, unsecured revolving credit facility that was in place since April 2011.

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

Delhaize Group American Depositary Shares, or ADSs, each representing one quarter of one of the Company’s ordinary shares, are traded on the New York Stock Exchange under the symbol “DEG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, as Depositary under the Second Amended and Restated Deposit Agreement dated as of May 3, 2013, among the Company, Citibank and holders from time to time of ADSs issued thereunder. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Stock Price Information

At the end of 2013, the Delhaize Group market capitalization was €4.4 billion. An aggregate of 140.5 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2013 for a total of €6.2 billion, and an aggregate of 13.0 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $757.8 million. The highest closing share price on NYSE Euronext Brussels was €53.20 and the lowest was €30.84, and the highest closing ADR price on the New York Stock Exchange was $70.72 and the lowest was $40.55. The average daily trading volume on NYSE Euronext Brussels was €25.5 million, or an average daily volume of 550,954 shares, and the average daily trading volume on the New York Stock Exchange was $3.0 million, or an average daily volume of 51,461 ADRs.

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

As of April 2, 2014, Delhaize Group had a market capitalization of €5.5 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On April 2, 2014, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €53.35. On April 2, 2014, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $73.26. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Period	Delhaize Group Ordinary Shares		Delhaize Group ADRs
	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2014
April (through April 2)	53.35	52.44	73.26	71.95
March	53.12	47.50	73.72	65.74
February	52.36	45.70	71.85	61.92
January	48.98	41.41	67.08	56.31
2013
December	44.09	39.94	60.54	55.04
Quarterly Highs and Lows:
2014
First Quarter	53.12	41.41	73.72	56.31
2013
First Quarter	42.56	30.84	54.81	40.55
Second Quarter	50.75	40.09	66.31	52.30
Third Quarter	53.20	45.80	70.72	60.48
Fourth Quarter	47.39	39.94	64.28	55.04
2012
First Quarter	46.85	38.75	59.60	51.19
Second Quarter	40.00	25.62	53.39	32.20
Third Quarter	33.77	26.91	42.64	32.85
Fourth Quarter	31.43	26.18	40.69	33.48
Annual Highs and Lows:
2013	53.20	30.84	70.72	40.55
2012	46.85	25.62	59.60	32.20
2011	59.97	41.53	88.78	54.72
2010	66.67	48.51	85.41	66.30
2009	54.49	43.22	79.30	55.19
2008	58.74	35.29	89.05	43.68
2007	75.47	56.05	102.97	81.34

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

Directors

Nomination, Election, Retirement and Removal of Directors. On the recommendation of the Remuneration and Nomination Committee, our Board proposes the appointment of directors to our shareholders for approval at the Ordinary Shareholders’ Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. The term of directors who are not considered independent by our Board of Directors at the time of their election has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 70 during our standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

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

Borrowing Powers Exercisable by the Directors. Belgian law does not regulate specifically the ability of directors to borrow money from Delhaize Group. Section 402 of the U.S. Sarbanes-Oxley Act and the Terms of Reference of our Board of Directors provide that we will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Board member or member of our executive committee.

Compensation of Directors. For information on the compensation of directors, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers of Delhaize Group.”

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of April 2, 2014, our corporate capital was €51,224,785. The issuance premium on our capital was €2,821,554,984. This corporate capital was represented by 102,449,570 Delhaize Group ordinary shares. At the Ordinary and Extraordinary Shareholders’ Meeting held on May 24, 2012, our shareholders approved an amendment to our Articles of Association that authorized our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

Form of Ordinary Shares. Our ordinary shares may be in dematerialized form or registered form. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of an authorized securities account keeper or clearing institution. Registered securities (titres nominatifs / effecten op naam) are securities that can only be represented by entries in a shares register held by the company.

On request, our shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing us and returning the certificate of record in the share register to us. Under Belgian law, as from January 1, 2008, bearer shares (actions au porteur/aandelen aan toonder) booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account on the date were automatically converted into dematerialized shares as from the time they were booked into a securities account. All remaining bearer shares that were not deposited in a securities account were required to have been converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2013, our statutory reserve amounted to 10% of our capital. Subject to this requirement, shareholders may decide, upon proposal by the Board of Directors, at a shareholders’ meeting at which statutory non-consolidated financial statements are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution, and all or a portion of available reserves.

Liquidation Rights. In the event of a liquidation of Delhaize Group, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of our ordinary shares, subject to prior liquidation rights of any preferred stock then outstanding.

Preferential Subscription Rights. Under Belgian law, our shareholders have preferential subscription rights with respect to the issuance of new Delhaize Group ordinary shares in proportion to the number of Delhaize Group ordinary shares they hold. Shareholders may exercise these subscription rights in consideration for cash contributions. These rights, however, may be limited or removed by a resolution passed at a general meeting of shareholders or by our Board of Directors if our Board of Directors has been authorized to do so by our shareholders at a general meeting. At our Extraordinary Shareholders’ Meeting held on May 24, 2012, the shareholders approved a proposal to authorize the Delhaize Group Board of Directors to limit or remove these rights in connection with an amendment to our Articles of Association that authorized our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

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

Under our Articles of Association, the annual general meeting of our shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is not a business day, our Articles of Association provide that the meeting must take place either the preceding or the following business day. Extraordinary shareholders’ meetings of the shareholders may be called by our Board of Directors or by our statutory auditor.

The Board of Directors or the statutory auditor is required to call an extraordinary shareholders’ meeting of our shareholders upon the written request of holders of 20% of the outstanding Delhaize Group ordinary shares.

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

Belgian law does not require a quorum for the annual general meetings of shareholders, which we refer to sometimes as our ordinary shareholders’ meeting. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

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

At the Extraordinary Shareholders’ Meeting held on May 26, 2011, our shareholders authorized our Board of Directors to acquire in the ordinary course of business up to 10% of our outstanding shares at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group ordinary share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. This authorization is granted for a period of five years. Such authorization also relates to the acquisition of our shares by one or several of our direct subsidiaries.

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

In 2013, the Company acquired 308,564 Delhaize Group ordinary shares (having a par value of €0.50 per share) and transferred 11,566 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies. Also in 2013, Delhaize America, LLC repurchased 20,360 Delhaize Group ADRs and transferred 160,550 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2013, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €72 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

At the end of 2013, we owned 1,200,943 treasury shares (including ADRs), of which 872,019 were acquired prior to 2013, representing approximately 1.17% of our share capital.

We provided a Belgian credit institution with a discretionary mandate to purchase up to 800,000 Delhaize Group ordinary shares on NYSE Euronext Brussels between December 31, 2013 and December 31, 2016 up to a maximum aggregate consideration of €60 million to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

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

The Board of Directors of a Belgian company also has the ability to convene an extraordinary shareholders’ meeting to vote upon a proposal to issue new shares or warrants without, or with limited, preferential subscription rights.

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. The Ordinary Shareholders’ Meeting held on May The ordinary shareholders’ meeting held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010, May 26, 2011, May 24, 2012 and May 23, 2013, respectively, approved the inclusion of a provision in the bonds, convertible bonds or medium term notes that the Company may issue within 12 months from the respective meetings, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

Right of lenders under credit agreement to accelerate repayment. The combined ordinary and extraordinary shareholders’ meeting held on May 26, 2011 approved a change in control clause set out in the €600 million five-year revolving credit facility dated

April 15, 2011 entered into by, among others, Delhaize Group, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as borrowers and guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Fortis Bank SA/NV, Banc of America Securities Limited, JP Morgan PLC and Deutsche Bank AG, London Branch as bookrunning mandated lead arrangers, which we refer to as the Old Facility. The “Change in Control” clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 percent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

On April 14, 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility, which we refer to as the New Facility Agreement, and on April 15, 2014 terminated all of the commitments under the Old Facility Agreement. At our ordinary shareholders’ meeting scheduled for May 22, 2014, our shareholders will vote on a change in control clause set out in the New Facility Agreement. The “Change in Control” clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 percent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

Ability of stock option holders to exercise options in case of change of control of Delhaize Group. At the ordinary and extraordinary shareholders’ meeting held on May 24, 2012, our shareholders approved a provision of the Delhaize Group 2012 U.S. Stock Incentive Plan and a provision of the Delhaize America, LLC 2012 Restricted Stock Unit Plan that provides that in the event of a change of control of Delhaize Group a holder of stock options and/or restricted stock units under either plan will have the right to acquire shares of the Company, regardless of the vesting period of the stock options and/or restricted stock units. At the combined ordinary and extraordinary shareholders’ meeting held on May 24, 2007, our shareholders approved a provision of the Delhaize Group 2007 Stock Option Plan for Employees of Non-U.S. Companies and an amendment to the Delhaize Group 2002 Stock Incentive Plan that provide that in the event of a change of control of Delhaize Group the beneficiaries under the plans will have the right to exercise their options to acquire Delhaize Group shares regardless of the vesting period of the options.

Management employees of non-U.S. operating companies received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management employees of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 and 2012 Stock Incentive Plans, as amended, pursuant to which grants could be made to the beneficiaries of the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options outstanding under those plans as of December 31, 2013 can be found under Note 21.3 to the consolidated financial statements included in this document.

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

Description of Delhaize Group American Depositary Shares

General. Citibank, N.A., or Citibank, is the Depositary for the American Depositary Receipts program of Delhaize Group. Citibank, as our depositary bank, issues the Delhaize Group American Depositary Shares, or ADSs. ADSs may be represented by certificates that are commonly referred to as American Depositary Receipts, or ADRs, or may be issued in un-certificated form. Delhaize Group ADSs represent ownership interests in the Delhaize Group ordinary shares on deposit with Citibank. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Each Delhaize Group ADS represents the right to receive one quarter of one Delhaize Group ordinary share as well as any other securities, cash or other property in respect thereof deposited with Citibank, as depositary, but not distributed to Delhaize Group ADS holders. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York 10013. Citibank has appointed Citibank International PLC in London to act as custodian for the property on deposit in respect of the Delhaize Group ADSs.

Because Citibank actually holds the underlying Delhaize Group ordinary shares, ADS holders generally receive the benefit from such underlying shares through Citibank. A second amended and restated deposit agreement among Citibank, as depositary bank, Delhaize Group, and the holders and beneficial owners of Delhaize Group ADSs issued thereunder, which we refer to as the deposit agreement, sets out the obligations of Citibank. New York law governs the deposit agreement, the Delhaize Group ADSs, and any ADRs issued to evidence Delhaize Group ADSs. Belgian law governs the Delhaize Group ordinary shares underlying the Delhaize Group ADSs.

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

The following description is meant to be only a summary of certain provisions of the deposit agreement. It does not restate the terms of the deposit agreement in its entirety. You are urged to carefully read the deposit agreement, and the form of Delhaize Group ADR, as those documents, and not this description, govern the rights of holders of Delhaize Group ADSs. The form of second amended and restated deposit agreement is available as an exhibit to the post-effective amendment to the registration statement on Form F-6 filed with the SEC on April 23, 2013 (Reg. No. 333-156798), which is amended by the letter amendment to such agreement filed as Exhibit 4.17 to this Form 20-F. The form of Delhaize Group ADR was filed as a Rule 424(b)(3) prospectus update with the SEC on April 7, 2014 (Reg. No. 333-156798). All such filings may be retrieved from the SEC’s website at www.sec.gov and from the SEC’s public reference room at 100 F Street N.E., Washington D.C. 20549. Copies of the second amended and restated deposit agreement, as amended, and the form of Delhaize Group ADR are also available for inspection at the principal executive office of the depositary set forth above, and at the office of the custodian, Citibank International Plc located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

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

Fees and Expenses Payable by Delhaize Group ADS Holders

As a Delhaize Group ADS holder, you will be required to pay the following service fees to Citibank:

Service:	Fees:
(1) Issuance of Delhaize Group ADSs upon deposit of ordinary shares (excluding issuances as a result of distribution described in paragraph (4) below)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) issued
(2) Delivery of ordinary shares against surrender of Delhaize Group ADSs	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) surrendered
(3) Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
(4) Distribution of Delhaize Group ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
(5) Distribution of securities other than Delhaize Group ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held
(6) Depositary Services	$5.00 (or less) per 100 Delhaize Group ADSs (or portion thereof) held on the applicable record date(s) established by the Depositary

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

Depositary Payments to Delhaize Group

In 2013, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds, tax reclamation, E*Data):	$8,670.92
Reimbursement of proxy process expenses (printing, postage and distribution):	83,343.32
Reimbursement of other ADS program costs (legal expenses and other):	25,297.23
Direct issuer reimbursement requests/fees:	261,845.91

Total	$379,157.38

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $132,303.11 for 2013.

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

Amendment and Termination of the Deposit Agreement

Amendment. Delhaize Group may agree with Citibank to amend the deposit agreement and the Delhaize Group ADRs without Delhaize Group ADS holder consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices any substantial existing right of Delhaize Group ADS holders, it will only become effective 30 days after notice of such amendment shall have been given to Delhaize Group ADS holders. Under the deposit agreement, notice of any amendment to the deposit agreement or any ADR need not describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the holders identifies a means for holders to retrieve or receive the text of such amendment. At the time an amendment becomes effective, a Delhaize Group ADS holder is considered, by continuing to hold Delhaize Group ADSs, to have agreed to the amendment and to be bound by the agreement as amended. However, no amendment will impair a Delhaize Group ADS holder’s right to receive the deposited securities in exchange for Delhaize Group ADSs, except in order to comply with mandatory provisions of any applicable laws.

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

At any time after the expiration of 30 days from the date of termination of the deposit agreement, Citibank may sell any remaining deposited securities. After that, Citibank will hold the money it received on the sale, as well as any cash it is holding under the deposit agreement, for the pro rata benefit of the Delhaize Group ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. Citibank’s only obligations will be to account for the money and cash. After termination, Delhaize Group’s only obligations will be with respect to indemnification of, and to pay specified amounts to, Citibank. The obligations under the terms of the deposit agreement of ADS holders outstanding as of the termination date shall survive the termination date and shall be discharged only when the applicable ADSs are presented by their holders to the Depositary for cancellation under the terms of the Deposit Agreement.

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

MATERIAL CONTRACTS

Delhaize Group Old Facility Agreement

From April 14, 2011 to April 15, 2014 we were party to a €600 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 15, 2011 (the “Old Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers, and substantially all of our U.S. subsidiaries, as original guarantors, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders. As of December 31, 2013, we had not drawn under the Old Facility Agreement.

Subsequently to the execution of the New Facility Agreement, which is described below, we terminated all of the commitments under the Old Facility Agreement.

The Old Facility Agreement would have matured on April 15, 2016. Funds were available under the Old Facility Agreement for the refinancing of financial indebtedness, working capital needs, capital expenditures and general corporate purposes of Delhaize Group or any subsidiary of Delhaize Group. Subject to certain conditions stated in the Old Facility Agreement, Delhaize Group was able to borrow, prepay and re-borrow amounts under the Old Facility Agreement at any time up to the date falling one month before the maturity date of the Old Facility Agreement.

Borrowings under the Old Facility Agreement bore interest at the percentage rate per annum which is the aggregate of the London interbank offered rate (“LIBOR”), in relation to loans in US dollars, or EURIBOR in relation to loans in euros, plus an applicable margin of 120 basis points and 90 basis points, respectively as of December 31, 2013. The Old Facility Agreement provided that if Delhaize Group’s credit rating changes the margin may increase or decrease as set forth in the Old Facility Agreement. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Old Facility Agreement, Delhaize

Group was required to pay a commitment fee computed at the annual rate of 40% of the applicable margin and a utilization fee if the aggregate amount of all outstanding loans exceeds 33.33% of the Total Commitments (as defined in the Old Facility Agreement). The accrued commitment fee and, if applicable, the accrued utilization fee were payable quarterly.

This summary of the Old Facility Agreement is qualified in its entirety by reference to the actual Old Facility Agreement filed as Exhibit 4.10 to Delhaize Group’s Report on Form 20-F filed June 24, 2011.

Delhaize Group New Facility Agreement

We are a party to a €400 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 14, 2014 (the “New Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers and Lion Lux Finance S.à r.l., as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the lenders, which is extendable by a maximum of two years if requested by us and agreed to by each lender.

Subsequently to the execution of the New Facility Agreement, we terminated all of the commitments under the Old Facility Agreement.

Subject to an extension option pursuant to which Delhaize Group may request an extension of the maturity of one or two years with the agreement of each lender for their commitment in the New Facility Agreement, the New Facility Agreement will mature on April 12, 2019, unless extended. Funds are available under the New Facility Agreement for the refinancing of financial indebtedness, working capital needs, capital expenditures and general corporate purposes of Delhaize Group or any subsidiary of Delhaize Group. Subject to certain conditions stated in the New Facility Agreement, Delhaize Group may borrow, prepay and re-borrow amounts under the New Facility Agreement at any time up to the date falling one month before the maturity date of the New Facility Agreement.

Borrowings under the New Facility Agreement will bear interest at the percentage rate per annum which is the aggregate of the London interbank offered rate (“LIBOR”), in relation to loans in US dollars, or EURIBOR in relation to loans in euros, plus an applicable margin of 60 basis points irrespective of the currency of such loan, as of April 14, 2014. The New Facility Agreement provides that if Delhaize Group’s credit rating changes the margin may increase or decrease as set forth in the New Facility Agreement. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the New Facility Agreement, Delhaize Group is required to pay a commitment fee computed at the annual rate of 35% of the applicable margin on the available commitments. Delhaize Group is also required to pay a utilization fee that ranges from 0.1% to 0.4% percent per annum of the aggregate amount of all outstanding loans based on utilization of the Total Commitments (as defined in the New Facility Agreement). The accrued commitment fee and the accrued utilization fee are payable quarterly.

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

The foregoing description is qualified in its entirety by reference to the New Facility Agreement, which is filed as Exhibit 4.20 to this Annual Report on Form 20-F and is incorporated herein by reference.

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

As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Victory Distributors, LLC, Bottom Dollar Food Northeast, LLC, Delhaize America Shared Services Group, LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Hannaford Trucking Company, Progressive Distributors, Inc., Delhaize America Supply Chain Services, Inc. Information with respect to our subsidiaries that are Cross Guarantors at December 31, 2013 is included in Note 37 to the consolidated financial statements included in this document. All guarantor subsidiaries are 100% owned by us.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), the Belgium Income Tax Code, the Belgium Code on Miscellaneous Taxes and Duties, the Belgium Code of Registration Duties, the

Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Belgium — United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this document, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this document. We have not sought any ruling from the IRS or the Belgian tax authorities with respect to the statements made and the conclusions reached in this summary, and cannot assure you that the IRS or the Belgian tax authorities will agree with such statements or conclusions.

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

Certain Belgian Tax Consequences of Ownership of Delhaize Group ADRs or Ordinary Shares

Ownership of ADRs. In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of Delhaize Group ADRs will be treated as the owners of Delhaize Group ordinary shares represented by such ADRs and that the ADRs will be treated as the shares represented by such ADRs. Therefore, in this discussion no distinction is made between ordinary shares and ADRs and reference is only made to ADRs, unless otherwise stipulated. However, the above assumption has not been confirmed or verified with the Belgian Tax Authorities.

Taxation of distributions. For Belgian income tax purposes, dividends include:

(a)	all benefits from shares attributed to the shareholders by or on behalf of the Company, in any form whatsoever, including liquidation and redemption proceeds; and

(b)	reimbursements of share capital and issuance premiums (except for reimbursements carried out in accordance with the provisions of the Belgian Companies Code and to the extent the statutory capital and issuance premiums qualify as so-called fiscal capital).

Generally, dividends distributed by a Belgian resident company are subject to a 25% withholding tax under Belgian domestic law. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 25% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. A 10% withholding tax is currently due on liquidation proceeds (i.e. the amount reimbursed to shareholders in excess of the paid-in capital upon liquidation). The Program Law of 28 June 2013 introduced an increase of the dividend withholding tax on liquidation proceeds from 10% to 25% for liquidation proceeds paid or attributed as from 1 October 2014. The dividends distributed with respect to the ADRs will be subject to a 25% withholding tax rate.

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

Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 25% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etranger at the following address: FINTO, Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 (18 étage P) bte 3429, B-1000 Brussels, Belgium (phone: +32 2 576 90 09, fax: +32 2 579 68 42, e-mail: bct.cd.bruxelles.etr@minfin.fed.be). As a general rule, the reduced treaty rate can also be obtained at source. A U.S. Holder should file, within eight days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

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

Ownership of Delhaize Group Shares

The European Takeover Directive 2004/25/EC of 21 April 2004 has been implemented in Belgium through the law of 1 April 2007 on public takeovers (the Takeover Law), the Royal Decree of 27 April 2007 on public takeovers (the Takeover Decree) and the Royal Decree of 27 April 2007 on squeeze-out bids. Most provisions of this new takeover regime entered into force on 1 September 2007.

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

Despite this, the following offers made in Belgium are not considered public under Belgian law:

(a)	offers for securities held solely by ‘qualified investors’ within the meaning of article 10 of the law of 16 June 2006 relating to public offerings of securities and the admission of securities to trading on regulated markets (which implements in Belgium the EU Prospectus Directive 2003/71/EC of 4 November 2003);

(b)	offers to fewer than 150 persons, other than ‘qualified investors’ within the meaning of the law of 16 June 2006 referred to above; and

(c)	offers for securities whose denomination per unit amounts to at least 100,000.

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

In case of a public takeover bid, the transaction is subject to approval by the European Commission under the EC Merger Regulation if:

(a)	the combined aggregate world-wide turnover of the bidder and the target to be acquired exceeds €5 billion; and

(b)	the European Union-wide turnover of each of the bidder and the target to be acquired exceeds €250 million,

provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Union-wide turnover within one and the same member state;

or if:

(a)	the combined aggregate worldwide turnover of the bidder and the target to be acquired exceeds €2.5 billion;

(b)	the European Union-wide turnover of each of the bidder and the target to be acquired exceeds €100 million;

(c)	in each of at least three Member States, the combined aggregate turnover of the bidder and the target to be acquired exceeds €100 million; and

(d)	in each of at least three Member States mentioned in (c) above, the aggregate turnover of each of the bidder and the target to be acquired exceeds €25 million;

provided, however, that the transaction is not subject to approval by the European Commission where each of the bidder and the target to be acquired achieves more than two-thirds of its aggregate European Union-wide turnover in one and the same member state.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. During 2014 we will adopt the 2013 COSO framework. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Our board of directors has determined that Mr. Jack Stahl, Ms. Claire Babrowski, Ms. Elizabeth Doherty and Baron Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

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

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Réviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2013	2012
Audit Fees(a)	2,767,438	2,974,143
Audit-Related Fees(b)	18,504	106,289
Tax Fees(c)	225,205	145,024
All Other Fees(d)	24,904	16,311

(a)	Audit fees for the years ended December 31, 2013 and 2012 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.

(b)	Audit-related fees for the years ended December 31, 2013 and 2012 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.
(c)	Tax fees for the year ended December 31, 2013 and 2012 consist of fees for tax compliance, tax advice and tax planning.
(d)	All other fees for the year ended December 31, 2013 and 2012 consist primarily of fees for consulting services.

All audit related fees and tax fees for the years ended December 31, 2013 and 2012 were pre-approved under the pre-approval policies of the Audit Committee.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares or ADSs (in thousands, except the number of shares):

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (b)
April 2014(a)	—	—	—	72
March 2014	—	—	—
February 2014	—	—	—
January 2014	—	—	—
December 2013	—	—	—
November 2013	—	—	—
October 2013	—	—	—
September 2013	320,360	45.74	320,360
August 2013	8,564	49.60	8,564
July 2013	—	—	—
Total	—	—	—

(a)	Through April 2, 2014.
(b)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c), to satisfy exercises under the stock option plans that Delhaize Group offers its employees. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded in 2013 that Delhaize Group was in compliance with the provisions of the Corporate Governance Code.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2013, 2012 AND 2011 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2013.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.14	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.15	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.16	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nvsa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

Exhibit No.	Description

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013 )

4.9	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.10	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.11	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.12	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.13	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.14	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company, whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.15	Joinder Letter Agreement, dated November 22, 2013, by Progressive Distributors, Inc., whereby Progressive Distributors, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.16	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

Exhibit No.	Description

4.17	Amendment to Second Amended and Restated Deposit Agreement dated February 19, 2014 by Citibank N.A. and Delhaize Group.

4.18	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA. (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

4.19	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

4.20	Facility Agreement dated April 14, 2014 by and among, Delhaize Group SA/NV, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers, as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the original lenders

8.1	Subsidiaries of Delhaize Group (as of December 31, 2013)

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Frans Muller
Frans Muller
President and Chief Executive Officer

Date: April 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2013, 2012 and 2011 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for each of the three years in the period ended December 31, 2013. We have also audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

April 25, 2014

The statutory auditor

/s/ Michel Denayer

DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises BV o.v.v.e. CVBA / SC s.f.d. SCRL Represented by Michel Denayer

Consolidated Balance Sheet

Assets

(in millions of €)	Note	2013	2012(1)	2011(1)
Goodwill	6	2 959	3 189	3 414
Intangible assets	7	732	848	878
Property, plant and equipment	8	3 973	4 314	4 535
Investment property	9	100	116	83
Investments accounted for using the equity method	36	24	28	26
Investment in securities	11	8	11	13
Other financial assets	12	21	19	18
Deferred tax assets	22	71	89	97
Derivative instruments	10.2, 19	1	61	57
Other non-current assets		41	50	46

Total non-current assets		7 930	8 725	9 167

Inventories	13	1 353	1 391	1 709
Receivables	14	618	632	695
Income tax receivables		4	21	10
Investment in securities	11	126	93	93
Other financial assets	12	25	—	22
Derivative instruments	10.2, 19	40	—	1
Prepaid expenses		72	76	54
Other current assets		29	41	50
Cash and cash equivalents	15	1 149	920	419

		3 416	3 174	3 053
Assets classified as held for sale	5.2	250	18	56

Total current assets		3 666	3 192	3 109

Total assets		11 596	11 917	12 276

(1)	Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

Liabilities and Equity

(in millions of €)	Note	2013	2012(1)	2011(1)
Share capital	16	51	51	51
Share premium	16	2 814	2 791	2 785
Treasury shares	16	(66)	(59)	(65)
Retained earnings	16	3 677	3 640	3 723
Other reserves	16	(55)	(59)	(45)
Cumulative translation adjustments	16	(1 351)	(1 178)	(1 038)

Shareholders’ equity		5 070	5 186	5 411
Non-controlling interests	16	6	2	5

Total equity		5 076	5 188	5 416

Long-term debt	18.1	2 011	2 313	2 325
Obligations under finance leases	18.3	496	612	689
Deferred tax liabilities	22	444	568	623
Derivative instruments	10.2, 19	8	10	20
Provisions	20, 21	355	375	292
Other non-current liabilities		64	70	98

Total non-current liabilities		3 378	3 948	4 047

Short-term borrowings	18.2	—	—	60
Long-term debt - current portion	18.1	228	156	88
Obligations under finance leases	18.3	59	62	61
Derivative instruments	10.2, 19	3	4	—
Provisions	20, 21	90	88	76
Bank overdrafts		4	—	—
Income taxes payable		44	19	57
Accounts payable		1 993	1 869	1 833
Accrued expenses	23	524	435	440
Other current liabilities		139	144	198

		3 084	2 777	2 813
Liabilities associated with assets held for sale	5.2	58	4	—

Total current liabilities		3 142	2 781	2 813

Total liabilities		6 520	6 729	6 860

Total liabilities and equity		11 596	11 917	12 276

(1)	Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

Consolidated Income Statement

(in millions of €)	Note	2013	2012(1)	2011(1)
Revenues		21 108	20 991	19 519
Cost of sales	24, 25	(16 004)	(15 891)	(14 586)

Gross profit		5 104	5 100	4 933
Gross margin		24.2%	24.3%	25.3%
Other operating income	27	129	116	112
Selling, general and administrative expenses	24	(4 476)	(4 425)	(4 098)
Other operating expenses	28	(270)	(376)	(172)

Operating profit		487	415	775
Operating margin		2.3%	2.0%	4.0%
Finance costs	29.1	(197)	(246)	(192)
Income from investments	29.2	9	16	23
Share of results of joint venture equity accounted	36	4	4	4

Profit before taxes and discontinued operations		303	189	610
Income tax expense	22	(77)	(29)	(145)

Net profit from continuing operations		226	160	465
Result from discontinued operations (net of tax)	5.3	(43)	(58)	7

Net profit		183	102	472
Net profit (loss) attributable to non-controlling interests		4	(2)	—
Net profit attributable to equity holders of the Group (Group share in net profit)		179	104	472

(in €)
Earnings per share	31
Basic
Net profit from continuing operations		2.20	1.61	4.62
Group share in net profit		1.77	1.03	4.69
Diluted
Net profit from continuing operations		2.19	1.60	4.59
Group share in net profit		1.76	1.03	4.65

(in thousands)
Weighted average number of shares outstanding
Basic		101 029	100 777	100 684
Diluted		101 570	101 134	101 426

(1)	Comparative information has been restated to reflect (i) the reclassification of the banners Sweetbay, Harveys and Reid’s and our Montenegrin operations to discontinued operations given their (planned) divestiture and (ii) the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

Consolidated Statement of Comprehensive Income

(in millions of €)	Note	2013	2012(1)	2011(1)
Net profit		183	102	472

Remeasurement of defined benefit liability (asset)		11	(16)	(15)
Tax (expense) benefit		(4)	4	6

Remeasurement of defined benefit liability (asset), net of tax	16, 21	7	(12)	(9)

Total items that will not be reclassified to profit or loss		7	(12)	(9)

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		1	—	—
Tax (expense) benefit		(1)	—	—

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	—	—	—
Gain (loss) on cash flow hedge		—	2	—
Reclassification adjustment to net profit		—	4	(5)
Tax (expense) benefit		—	(2)	2

Gain (loss) on cash flow hedge, net of tax	16, 19	—	4	(3)
Unrealized gain (loss) on financial assets available for sale		(6)	(1)	6
Reclassification adjustment to net profit		—	(6)	(4)
Tax (expense) benefit		1	1	—

Unrealized gain (loss) on financial assets available for sale, net of tax	16	(5)	(6)	2
Exchange gain (loss) on translation of foreign operations		(170)	(141)	54
Reclassification adjustment to net profit		(1)	—	—

Exchange gain (loss) on translation of foreign operations	16	(171)	(141)	54

Total items that are or may be reclassified subsequently to profit or loss		(176)	(143)	53

Other comprehensive income		(169)	(155)	44
Attributable to non-controlling interests		—	(1)	(1)
Attributable to equity holders of the Group		(169)	(154)	45

Total comprehensive income for the year		14	(53)	516
Attributable to non-controlling interests	16	4	(3)	(1)
Attributable to equity holders of the Group		10	(50)	517

(1)	Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Balances at Jan. 1, 2011(1)	101 555 281	51	2 778	988 860	(59)	3 424	(9)	(1)	4	(28)	(1 094)	5 066	1	5 067
Other comprehensive income	—	—	—	—	—	—	—	(3)	2	(10)	56	45	(1)	44
Net profit	—	—	—	—	—	472	—	—	—	—	—	472	—	472

Total comprehensive income for the period	—	—	—	—	—	472	—	(3)	2	(10)	56	517	(1)	516
Capital increases	336 909	—	13	—	—	—	—	—	—	—	—	13	—	13
Call option on own equity instruments	—	—	(6)	—	—	—	—	—	—	—	—	(6)	—	(6)
Treasury shares purchased	—	—	—	408 138	(20)	—	—	—	—	—	—	(20)	—	(20)
Treasury shares sold upon exercise of employee stock options	—	—	(10)	(213 050)	14	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted stock units vested	—	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(174)	—	—	—	—	—	(174)	—	(174)
Non-controlling interests resulting from business combinations	—	—	—	—	—	—	—	—	—	—	—	—	15	15
Purchase of non-controlling interests	—	—	—	—	—	1	—	—	—	—	—	1	(10)	(9)

Balances at Dec. 31, 2011(1)	101 892 190	51	2 785	1 183 948	(65)	3 723	(9)	(4)	6	(38)	(1 038)	5 411	5	5 416
Other comprehensive income	—	—	—	—	—	—	—	4	(6)	(12)	(140)	(154)	(1)	(155)
Net profit	—	—	—	—	—	104	—	—	—	—	—	104	(2)	102

Total comprehensive income for the period	—	—	—	—	—	104	—	4	(6)	(12)	(140)	(50)	(3)	(53)

5 // DELHAIZE GROUP FINANCIAL STATEMENTS’12

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Capital increases	29 308	—	1	—	—	—	—	—	—	—	—	1	—	1
Treasury shares sold upon exercise of employee stock options	—	—	(6)	(139 813)	6	—	—	—	—	—	—	—	—	—
Tax payment for restricted stock units vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(177)	—	—	—	—	—	(177)	—	(177)
Purchase of non-controlling interests	—	—	—	—	—	(10)	—	—	—	—	—	(10)	—	(10)

Balances at Dec. 31, 2012(1)	101 921 498	51	2 791	1 044 135	(59)	3 640	(9)	—	—	(50)	(1 178)	5 186	2	5 188
Other comprehensive income	—	—	—	—	—	—	1	—	(5)	8	(173)	(169)	—	(169)
Net profit	—	—	—	—	—	179	—	—	—	—	—	179	4	183

Total comprehensive income for the period	—	—	—	—	—	179	1	—	(5)	8	(173)	10	4	14
Capital increases	528 072	—	16	—	—	—	—	—	—	—	—	16	—	16
Treasury shares purchased	—	—	—	328 924	(15)	—	—	—	—	—	—	(15)	—	(15)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(172 116)	8	—	—	—	—	—	—	1	—	1
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	3	—	—	—	—	—	—	—	—	3	—	3
Tax payment for restricted stock units vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(142)	—	—	—	—	—	(142)	—	(142)

Balances at Dec. 31, 2013	102 449 570	51	2 814	1 200 943	(66)	3 677	(8)	—	(5)	(42)	(1 351)	5 070	6	5 076

(1)	Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.

Consolidated Statement of Cash Flows

(in millions of €)	Note	2013	2012(1)	2011(1)
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)		179	104	472
Net profit attributable to non-controlling interests		4	(2)	—
Adjustments for:
Share of results of joint venture equity accounted		(4)	(4)	(4)
Depreciation and amortization		599	648	584
Impairment losses	28	231	288	135
Allowance for losses on accounts receivable	14	15	3	11
Share-based compensation	21.3	16	13	13
Income taxes	22	60	20	153
Finance costs		211	259	205
Income from investments		(10)	(16)	(23)
Other non-cash items		(8)	(16)	7
Changes in operating assets and liabilities:
Inventories		(75)	293	(146)
Receivables		(1)	74	(9)
Prepaid expenses and other assets		(12)	(30)	(14)
Accounts payable		163	51	(26)
Accrued expenses and other liabilities		114	2	(5)
Provisions		(3)	40	8
Interest paid		(198)	(229)	(196)
Interest received		12	9	11
Income taxes paid		(108)	(105)	(76)

Net cash provided by operating activities		1 185	1 402	1 100
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4.1	13	(12)	(591)
Business disposals, net of cash and cash equivalents disposed	5.1	15	3	—
Purchase of tangible assets (capital expenditures)	8, 9	(486)	(589)	(667)
Purchase of intangible assets (capital expenditures)	7	(79)	(92)	(87)
Sale of tangible and intangible assets		33	39	11
Sale and maturity of (investment in) debt securities, net		(43)	(1)	72
Sale and maturity of (investment in) term deposits, net		(13)	—	—
Sale and maturity (purchase) of other financial assets		(12)	22	7
Settlement of derivatives instruments		—	—	(2)

Net cash used in investing activities		(572)	(630)	(1 257)

Cash flow before financing activities		613	772	(157)
Financing activities
Proceeds from the exercise of share warrants and stock options	16	12	(1)	13
Purchase of call option on own equity instruments	16	—	—	(6)
Purchase of treasury shares	16	(15)	—	(20)
Purchase of non-controlling interests	4.2	—	(23)	(10)

Dividends paid	17	(142)	(180)	(173)
Escrow maturities		—	—	2
Borrowing under long-term loans, net of financing costs		7	621	408
Repayment of long-term loans	18.1	(168)	(564)	(224)
Repayment of lease obligations	18.3	(52)	(54)	(53)
Borrowings (repayments) of short-term loans, net		—	(60)	(85)
Settlement of derivative instruments		(1)	(1)	2

Net cash used in financing activities		(359)	(262)	(146)
Effect of foreign currency translation		(28)	(8)	(22)

Net increase (decrease) in cash and cash equivalents		226	502	(325)
Cash and cash equivalents at beginning of period	15	921 (2)	419	744
Cash and cash equivalents at end of period	15	1147 (3)	921 (2)	419

(1)	Comparative information has been restated to reflect the initial application of the amendments to IAS 19 and of IFRS 11. See Note 2.2 for further details.
(2)	Includes €1 million in assets classified as held for sale.
(3)	Includes €2 million in assets classified as held for sale, net of €4 million of bank overdrafts.

Notes to the Consolidated Financial Statements

1.	General Information

The principal activity of Delhaize Group (also referred to, with its consolidated entities, except where the context otherwise requires, as “we”, “us”, “our”, “the Group” and “the Company”) is the operation of food supermarkets through company-operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. The Group’s store network also includes other store formats such as proximity, cash and carry and specialty stores. The Company is present in nine countries on three continents.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG”, respectively.

The consolidated financial statements for the year ended December 31, 2013, as presented in this annual report, were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 12, 2014, subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary Shareholders’ Meeting to be held on May 22, 2014. In compliance with Belgian law, the consolidated financial statements will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2013 except for the U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2013, 2012 and 2011 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). Delhaize Group is not affected by the so-called carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the disclosures made in connection with the “Initial Application of New, Revised or Amended IASB Pronouncements” in Note 2.2 and “Standards and Interpretations Issued but not yet Effective” in Note 2.5.

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

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available for sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at fair value, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying amount and fair value less costs to sell.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, at the measurement date, in the principal (or in the absence thereof most advantageous) market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate for the relevant circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to their fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group has established detailed procedures in connection with acquisition or disposal of non-financial assets and related valuations. Above a certain threshold, the valuation process is centrally led by the Group’s internal valuation teams, with the final valuation requiring Group CEO and in certain cases Board of Directors approval. In this process, external experts can be appointed to support the valuation, which is decided on a case-by-case basis. The Group gives prominence to using valuation techniques based on the income approach (e.g.: discounted cash-flow) and uses other techniques, like market approach, as supporting or benchmarking tool.

2.2	Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2013:

•	Amendments to IAS 1 Presentation of Other Comprehensive Income;

•	Amendments to IAS 19 Employee Benefits;

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities;

•	Improvements to IFRS 2009-2011 Cycle;

•	IFRS 10 Consolidated Financial Statements and amendments to IAS 27 Separate Financial Statements;

•	IFRS 11 Joint Arrangements and amendments to IAS 28 Investments in Associates and Joint Ventures;

•	IFRS 12 Disclosures of Interests in Other Entities;

•	IFRS 13 Fair Value Measurements; and

•	Amendments to IAS 36 Recoverable Amount Disclosure of Non-Financial Asset.

Where the adoption of a new, amended or revised pronouncement has a significant impact on the presentation of the financial statements or performance of the Group, its impact is described below.

Amendments to IAS 1 Presentation of Other Comprehensive Income

The amendment requires entities to separate items presented in “Other Comprehensive Income” (OCI) into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendments affect presentation only and have no impact on the Group’s financial position or performance. Comparative information has been restated.

Amendments to IAS 19 Employee Benefits

The Group applied the revised IAS 19 retrospectively in the current period and has restated comparative information presented correspondingly. For the Group the most significant impact of these revisions relate to (a) the immediate recognition of all past service costs, (b) the replacement of interest cost and expected return on plan assets with a “net interest” amount that is calculated by applying the discount rate to the net defined benefit liability or asset, and (c) including the impact of taxes in the measurement of the defined benefit obligation. Furthermore, the disclosures requirements were significantly revised and have been included in Notes 21.1 and 21.2. In line with the transitory requirements, no comparative information has been provided for the sensitivity disclosure.

The amendments have (a) increased the net defined benefit liability as of December 31, 2012 and 2011 and January 1, 2011 by €7 million, €4 million and €2 million, respectively, (b) increased the 2012 and 2011 defined benefit cost by €3 million, respectively, and (c) had resulted in a remeasurement gain (decrease of the total remeasurement losses) of €2 million in 2011. The impact on the 2013 financial statements was immaterial.

Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

These amendments require an entity to disclose information about rights of offset and related arrangements (e.g., collateral agreements). The new disclosures are required for all recognized financial instruments that are offset in accordance with IFRS. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement but are not offset in accordance with IFRS. The Group has expanded its disclosure correspondingly (see Note 10.2). The amendments affect disclosure only and have no impact on the Group’s financial position or performance.

IFRS 11 Joint Arrangements and amendments to IAS 28 Investments in Associates and Joint Ventures

In accordance with IAS 31, the Group’s investment in P.T. Lion Super Indo LLC (“Super Indo”) was classified as a jointly controlled entity and the Group’s share of the assets, liabilities, revenue, income and expenses was proportionally consolidated in the consolidated financial statements of the Group. Under IFRS 11, Delhaize Group determined its investment in Super Indo classifies as a joint venture and is required to account for it using the so-called “equity method.” The Group has restated the comparative periods and the impact of the restatement is presented hereunder.

(in millions of €)	December 31,
	2013	2012	2011
Decrease of:
Non-current assets	17	19	17
Current assets	29	27	26
Non-current liabilities	1	1	1
Current liabilities	21	17	16
Net impact – presented as “Investments accounted for using the equity method”	24	28	26

The restatement did not result in any impact on net equity.

Impact on the income statement and other comprehensive income:

Applying IFRS 11 resulted in a decrease of revenues of €141 million and €119 million for 2012 and 2011, respectively. The proportionally consolidated net income of Super Indo of €4 million (both for 2012 and 2011) has been condensed to one line and has been included in the consolidated income statement - below operating profit - as “Share of results of joint venture equity accounted.” If Super Indo had been accounted for using the proportional consolidation method in 2013, the revenue would have been higher by €146 million. The transition did neither impact OCI nor the Group’s basic or diluted EPS.

Impact on the statement of cash flow

The transition has decreased the net cash provided by operating activities by €6 million for 2012 and 2011 while net cash used in investing activities have decreased by €7 million and €8 million in 2012 and 2011, respectively. The restatement did not have an impact on the net cash used in financing activities.

If Super Indo had been accounted for using the proportional consolidation method in 2013, the net cash provided by operating activities would have been higher by €10 million and net cash used in investing activities would have been higher by €6 million.

IFRS 13 Fair Value Measurements

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. Further, IFRS 13 introduced consistent disclosure requirements in connection with assets and liabilities whose fair values were determined, either for measurement or disclosure purposes.

In accordance with the transition provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosure requirements. The change had no significant impact on the measurements of the Group’s assets and liabilities.

Amendments to IAS 36 Recoverable Amount Disclosure of Non-Financial Asset

In June 2013, the IASB issued an amendment to IAS 36, with an effective date for these amendments for annual periods beginning on or after January 1, 2014 and early adoption permitted.

These amendments remove the unintended consequential amendments of IFRS 13 on the disclosures required by IAS 36. The Group has early adopted these amendments to IAS 36 in the current period, since these amended disclosures provide the information as intended by the IASB.

2.3	Summary of Significant Accounting Policies

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

Principles of Consolidation

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Subsidiaries are fully consolidated, while investments in joint ventures are accounted for using the equity method. Accounting policies of subsidiaries and joint ventures have been adjusted, where necessary, to ensure consistency with the Group policies.

•	Investments in subsidiaries: Subsidiaries are all entities - including structured entities - over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full.

Non-controlling interests represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity.

Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisition costs) nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings.

The list of all subsidiaries of the Group is presented in Note 36.

•	Investments in joint ventures: A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent.

Investments in joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint ventures following the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated income statement reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income of the joint venture is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of a joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the interest in each joint venture.

The aggregate of the Group’s share of profit or loss of its joint ventures is shown on the face of the consolidated income statement outside operating profit.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in joint ventures. If there is an objective evidence of impairment, the Group calculates the amount of impairment as the difference between the recoverable amount of a joint venture and its carrying amount and recognizes any loss as “Share of results of joint venture equity accounted” in profit or loss.

Upon loss of joint control over a joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of a joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

The Group has assessed its rights and obligations in connection with its investment in Super Indo and has classified it as joint venture (see Note 36).

•	Investments in associates: The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control or joint control (“associates”).

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses.” When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value except for contingent considerations classified as equity instrument that are not re-measured following initial measurement. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale when the conditions are met, even when the Group retains a non-controlling interest. Non-current assets that will be abandoned are excluded from the scope of IFRS 5.

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

When an operation is classified as a discontinued operation, the comparative income statements are represented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes, including the impairment loss of the discontinued operation, is reported separately in the income statements in “Result from discontinued operations (net of tax)” (see Note 5.3).

Translation of Foreign Currencies

•	Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). Delhaize Group’s financial statements are presented in (millions of) euros, the parent entity’s functional and the Group’s “presentation currency”, except where stated otherwise.

•	Foreign currency transactions and balances: Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the “Cumulative translation adjustment” component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within “Finance costs” (see Note 29.1), while gains and losses on financial assets are shown as “Income from investments” (see Note 29.2).

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

•	Foreign group entities: The results and balance sheets of all Group entities that have a functional currency different from the Group’s presentation currency are translated into the presentation currency as follows:

a)	the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);

b)	goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate; and

c)	the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

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

(in €)		Closing Rate			Average Daily Rate
	Country	2013	2012	2011	2013	2012	2011
1 USD	U.S.	0.725111	0.757920	0.772857	0.752955	0.778331	0.718391
100 RON	Romania	22.366361	22.499719	23.130479	22.629554	22.42504	23.589913
100 RSD	Serbia	0.872296	0.879353	0.955657	0.883861	0.883939	0.980873
100 ALL	Albania	0.713267	0.716384	0.719787	0.712911	0.719373	0.713878
100 IDR	Indonesia	0.005965	0.007865	0.008524	0.007217	0.008302	0.008192

The Bulgarian lev (BGN) and the Bosnian marka (BAM) are fixed currencies and translate at 0.511292 into euro.

Intangible Assets

Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as “Other liabilities” and released on a straight line basis), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Intangible assets acquired as part of a business combination that are held to prevent others from using them (“defensive assets”) - often being brands with no intended future usage - are recognized separately from goodwill. Such assets are amortized over the expected useful life, which will depend on the facts and circumstances surrounding the specific defensive asset.

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

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:

• Trade names	indefinite

• Developed and purchased software	3 to 8 years

• Favorable lease rights	Remaining lease term

• Customer relationships	5 to 20 years

• Prescription files	15 years

• Other intangible assets	3 to 15 years

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

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Major spare parts and servicing equipment that are used more than one period are recognized as property, plant and equipment.

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

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

• Buildings	33 to 50 years

• Permanent installations	3 to 25 years

• Furniture, fixtures, equipment and vehicles	3 to 14 years

• Leasehold improvements and property under finance lease	shorter of lease terms and useful lives

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” (see Note 27) or “Other operating expenses” (see Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rental income or for capital appreciation or both, including property held for a currently undetermined future use, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third parties as investment property, unless it represents an insignificant portion of the property.

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

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. These “vendor allowances”, as well as other cash discounts, are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash on call with banks and on hand, short-term deposits and other highly liquid investments with an original maturity of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Negative cash balances are reclassified on the balance sheet to “Bank overdrafts.”

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

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash generating unit” or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models (see Note 2.1) are used.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes and that are not larger than an operating segment before aggregation (see Note 6).

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

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter “financial assets”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: loans and receivables and available for sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss and held-to-maturity. The Group determines the classification of its financial assets at initial recognition.

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

Trade receivables are subsequently measured at amortized cost less an impairment allowance. The allowance for impairment of trade receivables is established (on a separate allowance account) when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses.” Impaired trade receivables are derecognized when they are determined to be uncollectible.

•	Available for sale investments: Available for sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available for sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available for sale reserve is recognized in the income statement as a reclassification adjustment.

Delhaize Group mainly holds quoted investments and the fair value of these are predominantly based on current bid prices (see Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques (see Note 2.1).

For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment includes a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement. Increases in their fair value after impairment are recognized directly in OCI.

Available for sale financial assets are included in “Investments in securities” (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired, or if the Group transferred the financial asset to another party and does not retain control or substantially all risks and rewards of the financial asset.

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost that are included in “Debts”, “Borrowings”, “Accounts payable” and “Other liabilities.” In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

Financial liabilities measured at amortized cost are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument. The fair values of these financial liabilities are disclosed in Note 18.1.

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

These derivatives are mandatorily classified as held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 19).

The fair value of derivatives is determined in accordance with the fair value measurement framework (see “Fair Value Measurement”). This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the “dirty price” or “full fair value” (i.e., including any interest accrued).

Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e., if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as “Income from investment”, Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as “Finance costs”, Note 29.1).

•	Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

•	Embedded derivatives are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted for separately, if (i) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, (ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (iii) the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance described above.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group intends to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (highly probable forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

•	Fair value hedges are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are typically presented in the income statement as “Finance costs” (see Note 29.1).

•	Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

•	Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

•	Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or equity.

The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined considering (i) tax rates and laws that have been enacted or substantively enacted at the balance sheet date that are expected to apply when the temporary differences reverse and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

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

•	Closed store provisions: Delhaize Group regularly reviews its stores operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or CGUs (for both activities see the accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions”, which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (see Note 28), except for inventory write-downs, which are classified as “Cost of sales” (see Note 25). If appropriate (see also “Non-Current Assets / Disposal Groups and Discontinued Operations” above), closed stores are accounted for as assets held for sale and / or discontinued operations.

Onerous contracts: A provision is recognized for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing of a store, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented to third parties are reclassified as investment property (see Note 9).

When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of termination benefits and (b) when the entity recognizes costs for restructuring that is within the scope of IAS 37 and involves the payment of termination benefits (see also “Restructuring provisions” and “Employee Benefits” below).

Closed store provisions are reviewed regularly to ensure that amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

•	Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S up to certain retentions and hold insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum retained exposures is provided by external insurance companies.

•	Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

Employee Benefits

•	A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a mandatory, contractual or voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due (see Note 21.1). Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

•	A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group.

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

When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.

The components of the defined benefit cost include (a) service cost (current and past), (b) net interest on the net defined benefit liability (asset) and (c) remeasurements of the net defined benefit liability (asset). Past service costs are recognized immediately in the income statement at the earlier of (a) the date of the plan amendment or curtailment and (b) the date the Group recognizes restructuring-related costs. Net interest on net defined benefit liability (asset) is calculated by applying the discount rate to the net defined benefit liability (asset).

Service cost and net interest are recognized in profit or loss in both “Cost of sales” and in “Selling, general and administrative expenses.”

The remeasurements comprise (a) actuarial gains and losses, (b) the effect of asset ceiling (if applicable) and (c) the return on plan assets (excluding interest) and are recognized immediately in the period in which they occur in OCI. The recorded remeasurements are never recycled to profit or loss but they can be transferred within equity.

See Note 21.1 for details of Delhaize Group’s defined benefit plans.

•	Other post-employment benefits: Some Group entities provide post-retirement health care benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. For details, see Delhaize Group’s other post-employment benefit plans in Note 21.2.

•	Termination benefits: Are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognized at the earlier of when the entity can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring in accordance with IAS 37, involving the payment of termination benefits. Benefits that are expected to be settled more than 12 months after the end of the annual reporting period are discounted to their present value.

•	Bonus plans: The Group recognizes a liability and an expense for short-term and long-term cash bonuses based on formulas that take into consideration the Company’s results. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 20.3).

•	Share-based payments: The Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, warrants, performance and restricted stock units) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated for stock options and warrants using the Black-Scholes-Merton valuation model (for details see Note 21.3). The options, warrants and restricted stock units compensation plans contain only service vesting conditions, while the performance stock unit plan contains non-market performance conditions and service vesting conditions.

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which the vesting conditions have to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest, including an assessment of the non-market performance conditions. No expense is recognized for awards that do not ultimately vest.

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

•	The Group generates limited revenues from franchise fees, which are recognized in net sales when the services are provided or franchise rights used.

•	For certain products or services, such as the sale of lottery tickets, third party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.

•	Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (see Note 27).

•	Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (see Note 29.2).

•	Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (see Note 29.2).

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

Financial Guarantee

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value that is likely to be the cash consideration received, less transaction costs that are directly attributable to the issuance of the guarantee, if any, and subsequently measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

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

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is detailed in, but not limited to, the following notes:

•	Note 4.1 - Business combinations;

•	Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;

•	Notes 13, 25 - Accounting for vendor allowances;

•	Note 20 - Provisions;

•	Note 21 - Employee Benefits; and

•	Note 22 - Income Taxes.

2.5 Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory applicable for the Group’s accounting periods beginning on January 1, 2014, or later. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

•	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities (applicable for annual periods beginning on or after January 1, 2014): The amendment adds application guidance to the existing financial asset and financial liabilities offsetting requirements in IAS 32. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.

•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting (applicable for annual periods beginning on or after January 1, 2014): The amendment provides relief from discontinuing hedge accounting when a novation of a derivative designated as a hedging instrument meets certain criteria. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.

•	IFRIC 21 Levies (applicable for annual periods beginning on or after January 1, 2014): The interpretation clarifies the accounting for an obligation to pay a levy that is not income tax. In doing so, IFRIC 21 defines a levy very widely as an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation and are (i) not included within the scope of other IFRS and (ii) not fines or penalties imposed for breaches of legislation. The interpretation then addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized.

Delhaize Group is still in the process of finalizing its analysis of the numerous levies that it is subject to. Based on the Group’s initial assessment, the interpretation will significantly impact the accounting for certain levies in the U.S. and to a smaller extent in Belgium. Based on its current assessment, the Group believes that several U.S. levies will no longer be allowed to be spread over the calendar year, as the obligating event occurs at a specific point in time and after which the Group can no longer avoid the outflow of economic benefit by its own actions. This will significantly impact the Group’s quarterly results.

•	Improvements to IFRS 2010 – 2012 Cycle and Improvements to IFRS 2011 – 2013 Cycle (applicable for annual periods beginning after January 1, 2015): On December 12, 2013, the IASB issued the final omnibus annual improvements standard for the 2010 – 2012 Cycle containing eight changes to seven IASB pronouncements and the 2011 – 2013 Cycle containing four changes to four IASB pronouncements.

•	IFRS 9 Financial Instruments (currently no mandatory effective date): IFRS 9, as issued, reflects the IASB’s work on the replacement of IAS 39 and currently applies to (a) classification and measurement of financial assets and financial liabilities and (b) hedge accounting. The mandatory effective date of the standard has been removed with the latest amendments and IFRS 9 is currently “available for application.” In order to complete the IAS 39 replacement project, the IASB still has to finalize the guidance for impairment of financial assets and macro hedging. IFRS 9 is further pending endorsement by the EU.

Delhaize Group continues monitoring the ongoing progress and subsequent changes made by the IASB with respect to the new standard in order to assess the full impact IFRS 9 might have on its consolidated financial statements, but will only be able to conclude once the IASB has finalized the development of the full standard.

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

2.6 Financial Risk Management, Objectives and Policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group’s principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash equivalents that result directly from the Group’s activities. The Group also holds several available for sale investments. Delhaize Group exclusively uses derivative financial instruments to hedge certain risk exposures.

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

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Subsequently, the Group reviewed these operating segments in order to establish if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which are then aggregated into one single aggregated operating segment. The Group reviewed its U.S. operating segments for similar economic characteristics and long-term financial performance using, for example, operating profit margin, gross margin and comparable store sales development as quantitative benchmarks and concluded aggregating them into the segment “United States” meets the requirements of IFRS 8 and is consistent with the core principle of the standard. In a final step, reportable segments have been identified, which represent (aggregated) operating segments that exceed the quantitative thresholds defined by IFRS 8 and require individual disclosure. Operating segments that do not pass these thresholds are by default combined into the “All Other Segments” category of IFRS 8, which the Group has labeled as “Southeastern Europe and Asia”.

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

Since January 1, 2013 and a result of the initial application of IFRS 11 and its reflection in the Group’s internal reporting to the Chief Operating Decision Maker (“CODM”), P.T. Lion Super Indo, LLC (“Super Indo”) no longer meets the criteria of an operating segment. As a consequence, Super Indo no longer forms part of the segment “Southeastern Europe and Asia”, which has been re-labeled to “Southeastern Europe.” Comparative information has been restated to reflect this change.

The Executive Committee internally reviews the performance of Delhaize Group’s segments against a number of measures. During 2013, internal reporting was amended to reflect the CODM’s increased attention to “underlying operating profit” (UOP), now representing the most important measure of profit or loss. UOP adjusts for a number of elements that the CODM considers as non-representative of the Group’s underlying operating performance. Comparative information has been restated and a reconciliation from operating profit to UOP has been incorporated into the segment information. All other amounts of each segment items reported to the CODM equal consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no further reconciling items need to be disclosed.

The operating segments information for 2013, 2012 and 2011 is as follows:

Year ended December 31, 2013 (in millions of €)	United States	Belgium(2)	Southeastern Europe(3)	Corporate	Total
Revenues(1)	12 889	5 071	3 148	—	21 108
Cost of sales	(9 554)	(4 045)	(2 405)	—	(16 004)

Gross profit	3 335	1 026	743	—	5 104
Gross margin	25.9%	20.2%	23.6%	—	24.2%
Other operating income	57	44	28	—	129
Selling, general and administrative expenses	(2 915)	(866)	(647)	(48)	(4 476)
Other operating expenses	(45)	(17)	(209)	1	(270)

Operating profit (loss)	432	187	(85)	(47)	487
Operating margin	3.4%	3.7%	(2.7%)	—	2.3%
Adjustments:
Impairment losses (reversals)	16	2	195	—	213
Reorganization expenses (reversals)	18	—	—	—	18
Store closing expenses (reversals)	6	—	2	—	8
(Gains) losses on disposal of assets	(1)	8	1	2	10
(Gains) losses on disposal of businesses	—	(9)	—	—	(9)
Other	10	10	1	5	26

Underlying operating profit (loss)	481	198	114	(40)	753
Underlying operating margin	3.7%	3.9%	3.6%	N/A	3.6%

Other information (incl. discontinued operations and assets held for sale)
Assets	6 984	1 867	2 106	639 (5)	11 596
Liabilities	2 481	1 399	807	1 833	6 520
Capital expenditures	276	140	127	22	565
Non-cash operating activities:
Depreciation and amortization	391	115	83	10	599
Impairment losses(4)	22	3	206	—	231
Share-based compensation	13	1	—	2	16
Operating result of discontinued operations	(34)	—	(1)	—	(35)

Year ended December 31, 2012 (in millions of €)	United States	Belgium(2)	Southeastern Europe(3)	Corporate	Total
Revenues(1)	13 073	4 922	2 996	—	20 991
Cost of sales	(9 672)	(3 921)	(2 298)	—	(15 891)

Gross profit	3 401	1 001	698	—	5 100
Gross margin	26.0%	20.3%	23.3%	—	24.3%
Other operating income	57	39	20	—	116
Selling, general and administrative expenses	(2 949)	(824)	(611)	(41)	(4 425)
Other operating expenses	(156)	(15)	(204)	(1)	(376)

Operating profit (loss)	353	201	(97)	(42)	415
Operating margin	2.7%	4.1%	(3.2%)	—	2.0%
Adjustments:
Impairment losses (reversals)	28	5	187	—	220

Year ended December 31, 2012 (in millions of €)	United States	Belgium(2)	Southeastern Europe(3)	Corporate		Total
Store closing expenses (reversals)	110	1	15	—		126
(Gains) losses on disposal of assets	4	7	—	—		11
Other	30	(18)	—	1		13

Underlying operating profit (loss)	525	196	105	(41)		785
Underlying operating margin	4.0%	4.0%	3.5%	N/A		3.7%
Other information (incl. discontinued operations and assets held for sale)
Assets	7 191	1 838	2 271	617	(5)	11 917
Liabilities	2 511	1 345	869	2 004		6 729
Capital expenditures	354	153	150	24		681
Non-cash operating activities:
Depreciation and amortization	444	116	79	9		648
Impairment losses(4)	63	5	220	—		288
Share-based compensation	11	1	—	1		13
Operating result of discontinued operations	(13)	—	(25)	—		(38)

Year ended December 31, 2011 (in millions of €)	United States	Belgium(2)	Southeastern Europe(3)	Corporate	Total
Revenues(1)	12 364	4 845	2 310	—	19 519
Cost of sales	(9 000)	(3 825)	(1 761)	—	(14 586)
Gross profit	3 364	1 020	549	—	4 933
Gross margin	27.2%	21.0%	23.8%	—	25.3%
Other operating income	61	41	10	—	112
Selling, general and administrative expenses	(2 765)	(815)	(478)	(40)	(4 098)
Other operating expenses	(160)	(4)	(3)	(5)	(172)
Operating profit (loss)	500	242	78	(45)	775
Operating margin	4.0%	5.0%	3.4%	—	4.0%
Adjustments:
Impairment losses (reversals)	135	1	1	3	140
Store closing expenses (reversals)	6	—	—	—	6
(Gains) losses on disposal of assets	5	2	1	2	10
Other	(14)	(15)	—	—	(29)
Underlying operating profit (loss)	632	230	80	(40)	902
Underlying operating margin	5.1%	4.8%	3.5%	N/A	4.6%

Other information (incl. discontinued operations and assets held for sale)
Assets	7 752	1 886	2 435	203 (5)	12 276
Liabilities	2 765	1 212	830	2 053	6 860
Capital expenditures	416	142	177	19	754
Non-cash operating activities:
Depreciation and amortization	410	107	58	9	584
Impairment losses(4)	130	1	1	3	135
Share-based compensation	11	1	—	1	13
Operating result of discontinued operations	31	—	(3)	—	28

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand Duchy of Luxembourg.
(3)	The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina.
(4)	No impairment loss was recorded or reversed in equity but €5 million was reversed through profit or loss in 2011. The 2013 and 2012 impairment losses include €12 million and €16 million, respectively on the re-measurement of assets of the disposal group (see Note 5.3.)
(5)	Includes the Group’s equity accounted investment in Super Indo.

Delhaize Group’s revenues from retail customers represent almost 90% of the Group’s consolidated revenues. The remaining revenue represents wholesale revenues. Total revenues can be further analyzed as follows:

(As a percentage of revenues)	2013	2012	2011
Retail revenues
- Food – perishable	40.0%	39.6%	39.1%
- Food - non-perishable	34.8%	35.3%	35.2%
- Non-food	12.8%	13.2%	13.8%

Total retail revenues	87.6%	88.1%	88.1%
Wholesale revenues	12.4%	11.9%	11.9%

Total revenues	100.0%	100.0%	100.0%

There are no individual customers for which the total amount of revenue was more than 10% of Delhaize Group’s revenue during 2013, 2012 and 2011.

4.	Business Combinations and Acquisition of Non-controlling Interests

4.1	Business Combinations

Acquisitions during 2013

During 2013, Delhaize Group entered into several agreements in Southeastern Europe that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €9 million and resulted in an increase of goodwill of €3 million.

In addition, Delhaize Group reached an agreement with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

Acquisitions during 2012

During 2012, Delhaize Group entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

Acquisitions during 2011

Acquisition of Delta Maxi

In 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, subject to customary purchase price adjustments, but not any earn-out or similar clauses.

At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by the Group (see Note 12). The acquired business, in combination with the Group’s existing operations in Greece and Romania, makes Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi was included into Delhaize Group’s consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe segment (see Note 3). Delhaize Group incurred approximately €11 million acquisition-related costs in 2011 that were included in selling, general and administrative expenses in the “Corporate” segment.

During 2012, the Group completed the purchase price allocation of the transaction and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets of €33 million for such contingencies as it expected to be compensated by the former owner for any potential losses. As a result, acquisition date goodwill increased from €467 million to €507 million. The €20 million held in escrow by the Group was entirely released in 2012.

(in millions of €)	August 1, 2011
Cash paid	595
Cash held in escrow	20

Total consideration transferred	615
Indemnification assets	(33)

Total consideration	582

The above noted adjustments have been recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date, and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ended December 31, 2011.

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

Receivables mainly consist of trade receivables and other receivables. The gross contractual amount of the receivables due is €65 million, of which €11 million was expected to be uncollectible, resulting in a final acquisition date fair value of €54 million.

The acquisition date goodwill was €507 million (Note 6) and has been allocated to the specific cash-generating units that were expected to benefit from the synergies of the combination, resulting in the following split between the various countries where Maxi operated, which represent the lowest level at which management monitors goodwill:

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

From the date of acquisition, Maxi (including Albania and Montenegro which were reclassified to discontinued operations) contributed €460 million to the Group’s revenues and €(0.2) million to the net profit of the year in 2011. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately €584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies applied before acquisition date by Delta Maxi and existing policies applied within Delhaize Group, it was concluded that it would be impracticable to estimate the pro forma impact on the Group’s consolidated net profit for the full year.

Other 2011 acquisitions

In addition, Delhaize Group entered into several small agreements acquiring several individual stores in various parts of the world. The total consideration transferred during 2011 for these transactions was €16 million and resulted in an increase of goodwill of €10 million, mainly representing expected benefits from the integration of the stores into the existing store network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

4.2	Acquisitions of Non-controlling Interests

Acquisitions during 2013

During 2013, Delhaize Group did not acquire additional non-controlling interests. However, during the year, Delhaize Group launched a tender offer to acquire 16% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share (representing approximately €10 million). Later that year, the Serbian Privatization Agency informed the Group about its decision to temporarily suspend the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. This suspension was subsequently extended by an additional 180 business days due to a prolongation of an ongoing investigation of the entity´s original public offering on the Belgrade Stock Exchange in 2005. Neither the Group nor the current privatization process are target of these investigations. As the tender offer did not close at December 31, 2013, Delhaize Group continues to own 75.4% of C-Market.

Acquisitions during 2012

In 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option selling to Delhaize Group its share of 49% in the subsidiary. The Group recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. The Group reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

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

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, operated by independent third parties. Delhaize Group received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as “Other operating income.”

In 2012, Delhaize Group reached a binding agreement to sell Wambacq & Peeters SA, a Belgian transport company, to Van Moer Group. This transaction did not meet the criteria of a “Discontinued Operation” and was completed on April 30, 2012. Delhaize Group received €3 million in cash and recorded a gain on disposal of €1 million in 2012.

No divestitures took place in 2011.

5.2	Disposal Group / Assets Classified as Held for Sale

Disposal of Delhaize Montenegro

In 2013, Delhaize Group announced the sale of its Montenegrin operations (part of the “Southeastern Europe” segment) to Expo Commerce and presented the profit and loss as discontinued operations (see also Note 5.3). Comparative information was re-presented.

Delhaize Group completed the transaction during 2013 for a total sales price of €5 million, subject to customary adjustments.

Disposal of Sweetbay, Harveys and Reid’s

In 2013, Delhaize Group signed an agreement with Bi-Lo Holdings (Bi-Lo) to divest its Sweetbay, Harveys and Reid´s operations. The total sales price is $267 million (€193 million) in cash, to be reduced by $20 million (€15 million) for restrictions imposed during the regulatory approval process and subject to other customary adjustments. The estimated fair value of the disposal group has been classified as a Level 1 fair value, being the exit price in an orderly and binding transaction.

Assets and liabilities relating to these operations (being part of the “United States” segment) are classified as a disposal group held for sale, including the leases of ten previously closed Sweetbay locations but excluding Sweetbay’s distribution center, which is not part of the agreement and currently does not meet the criteria for classification as held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant profit or loss after tax has been classified as “Result of discontinued operations”, with comparative information being re-presented.

The transaction is expected to be completed in 2014. In 2013, the 164 stores currently included in the transaction generated revenues of approximately $1.7 billion.

At December 31, 2013, the carrying value of assets classified as held for sale and associated liabilities related to the disposal of Sweetbay, Harveys and Reid’s were as follows:

(in millions of €)	2013
Intangible assets	12
Property, plant and equipment	161
Inventories	65
Receivables and other current assets	3
Cash and cash equivalents	2

Assets classified as held for sale	243
Less:
Obligations under finance lease	(50)
Accounts payable, accrued expenses and other liabilities	(8)

Assets classified as held for sale, net of associated liabilities	185

Disposal of Delhaize Albania SHPK

In 2013, Delhaize Group completed the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €1 million. The assets and liabilities of Delhaize Albania, that was part of the previously called “Southeastern Europe & Asia” segment had been presented as “held for sale” as of December 31, 2012 and the operating results of the Albanian company in previous years as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.

Disposal of individual properties

Delhaize Group has identified a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €7 million at December 31, 2013, of which €4 million in the U.S. and €3 million in the “Southeastern Europe” segment.

In 2011, as part of the acquisition of Delta Maxi (see Note 4.1), the Group identified a number of properties with a carrying value of €56 million, which it considered not incremental to its retail operations. During 2012, the Group sold properties for a total amount of €17 million. As a result of the weakening real estate market and the deteriorating state of the property for sale, the fair value less cost to sell of a number of properties decreased during 2012 resulting in impairment losses of €18 million. Due to these conditions, a sale within the anticipated timeframe was no longer considered feasible and as a result properties with a total net carrying value of €7 million were reclassified to investment property (see Note 9). Consequently, at December 31, 2012, the remaining properties held for sale amounted to €10 million and were part of the Southeastern Europe segment. In addition, at the end of 2012, Delhaize America held a parcel of land for sale for €2 million.

The individual properties classified as held-for-sale are predominantly measured at fair value less costs to sell. The fair values of these assets have been categorized in Level 2 in the fair value level hierarchy. Their fair values have been determined predominantly using a market approach based on sales transactions in the market of comparable property and signed non-binding sales agreements.

5.3	Discontinued Operations

As mentioned in Note 5.2, Delhaize Montenegro, the banners Sweetbay, Harveys and Reid’s and Delhaize Albania qualified as discontinued operations.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of €, except per share information)	2013	2012	2011
Revenues	1 353	1 627	1 481
Cost of sales	(990)	(1 183)	(1 073)
Other operating income	11	6	6
Selling, general and administrative expenses	(334)	(434)	(389)
Other operating expenses	(75)	(54)	3
Net financial expenses	(13)	(13)	(13)

Result before tax	(48)	(51)	15
Income taxes	17	9	(8)

Result of discontinued operations (net of tax)	(31)	(42)	7
Pre-tax loss recognized on re-measurement of assets of disposal groups	(12)	(16)	—
Income taxes	—	—	—

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(43)	(58)	7
Basic earnings per share from discontinued operations	(0.43)	(0.57)	0.07
Diluted earnings per share from discontinued operations	(0.43)	(0.57)	0.07

Operating cash flows	3	(2)	24
Investing cash flows	(5)	(1)	(45)
Financing cash flows	15	(16)	26

Total cash flows	13	(19)	5

In 2013, Delhaize Group recognized in “Other operating expenses” Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarter and distribution centers that are impacted by the planned sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. The Group recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid’s to its estimated fair value less costs to sell.

In 2012, “Other operating expenses” consisted of €52 million of impairment losses: €35 million related to underperforming Sweetbay stores, €10 million goodwill and €7 million store impairment charges in Montenegro. Delhaize Group recognized an impairment loss of €16 million for Delhaize Albania.

6.	Goodwill

(in millions of €)	2013	2012	2011
Gross carrying amount at January 1	3 396	3 487	2 900
Accumulated impairment at January 1	(207)	(73)	(72)

Net carrying amount at January 1	3 189	3 414	2 828
Acquisitions through business combinations and adjustments to initial purchase accounting	3	3	517
Classified as held for sale (net amount)	(3)	(8)	—
Impairment losses	(124)	(136)	—
Currency translation effect	(106)	(84)	69

Gross carrying amount at December 31	3 215	3 396	3 487
Accumulated impairment at December 31	(256)	(207)	(73)

Net carrying amount at December 31	2 959	3 189	3 414

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

During 2012, the Group revisited its reporting to the CODM for its U.S. operations (see Note 3). As a consequence, Delhaize Group’s U.S. operations represent separate operating segments at which goodwill needs to be reviewed for impairment testing purposes.

In 2011, Delhaize Group acquired 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area. During the first half of 2012, Delhaize Group completed the purchase price allocation of the Delta Maxi acquisition and recognized goodwill of €507 million at acquisition date (see Note 4.1).

The Group’s CGUs with significant goodwill allocations are detailed below:

(in millions)		2013	2012	2011
Food Lion	USD	1 684	1 688	1 688
Hannaford	USD	1 555	1 555	1 555
United States	EUR	2 349	2 458	2 507
Serbia	RSD	22 251	36 228	45 844
Bulgaria	BGN	1	—	30
Bosnia & Herzegovina	BAM	—	—	50
Montenegro	EUR	—	—	10
Albania	ALL	—	—	1 161
Maxi	EUR	195	318	497
Belgium	EUR	186	186	184
Greece	EUR	209	207	207
Romania	EUR	20	20	19

Total	EUR	2 959	3 189	3 414

Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use (“VIU”) and the fair value less cost to sell (“FVLCTS”):

•	The VIU calculations use local currency cash flow projections based on the latest available financial plans approved by management for all CGUs, adjusted to ensure that the CGUs are tested in their current condition, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to five years.

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

•	The FVLCTS is based on discounted cash flow calculations, in local currencies, using cash flow projections based on the latest available financial plans approved by management for all CGUs, as explained above. Cash flows beyond the three-year period are extrapolated to ten years in line with market participant assumptions. Beyond ten years, perpetual growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. Operating margins are kept in line with longer term market assumptions. Delhaize Group uses pre-tax cash flows which are discounted applying a pre-tax rate, being derived from the CGU’s WACC as described above. The FVLCTS represents a Level 3 fair value in the IFRS 13 fair value hierarchy. Earnings multiples paid for similar companies in the market are used to ensure appropriateness of the FVLCTS estimates and overall consistency.

United States

The recoverable amount of Hannaford is determined based on VIU. In 2013, the recoverable amount of Food Lion is estimated based on FVLCTS and VIU estimates. The FVLCTS estimate takes into account the envisioned new strategy centered around Easy, Fresh and Affordable, which the Group started to test in 2013, while the VIU estimate does not consider any cash flows related to this strategy. With the fair value being above the VIU, the recoverable amount represents the fair value, while both values were above the carrying amount. The key assumptions used for the recoverable amount calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount Rate
2013:
Food Lion (FVLCTS)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.6%
2012:
Food Lion (VIU)	2.3%	10.1%
Hannaford (VIU)	2.3%	9.6%
2011:
Food Lion (VIU)	2.3%	10.4%
Hannaford (VIU)	2.3%	10.4%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2013 recoverable amount for Food Lion and Hannaford by $306 million and $319 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2013 recoverable amount for Food Lion and Hannaford by $872 million and $713 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2013 recoverable amount for Food Lion and Hannaford by $499 million and $442 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount.

As a result of the decision to sell Sweetbay, Harveys and Reid’s, goodwill of €3 million, previously allocated to Food Lion, has been re-allocated to Harveys and transferred to assets held for sale (see Note 5.2).

Europe

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount Rate
2013:
Belgium	2.3%	11.3%
Greece	2.3%	12.9%
Romania	2.5%	12.1%
2012:
Belgium	2.4%	9.9%
Greece	1.6%	14.4%
Romania	2.3%	11.7%
2011:
Belgium	3.3%	10.3%
Greece	2.5%	14.3%
Romania	2.7%	11.9%

Management believes that the assumptions used in the VIU calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2013 VIU for Belgium, Greece and Romania by €84 million, €33 million and €13 million respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2013 VIU for Belgium, Greece and Romania by €193 million, €84 million and €34 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would decrease the 2013 VIU for Belgium, Greece and Romania by €130 million, €75 million and €32 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU.

Considering the expected longer term growth of the relatively young operations in Serbia, the recoverable amount is determined based on FVLCTS estimates. In 2012, Delhaize Group impaired 100% of the then recognized goodwill related to Bulgaria, Bosnia & Herzegovina and Montenegro and recognized a €85 million impairment loss with respect to the Serbian goodwill. During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, Delhaize Group performed an impairment review of its Serbian goodwill and recognized an additional impairment loss of €124 million. The key assumptions used and the recognized impairment losses were as follows:

	Perpetual Growth Rate	Pre-tax Discount Rate	Impairment Loss Recognized (in millions)
2013:
Serbia	2.8%	15.1%	RSD	13 977
Total			EUR	124
2012:
Serbia	3.7%	14.6%	RSD	9 616
Bulgaria	2.7%	10.7%	BGN	30
Bosnia & Herzegovina	2.3%	16.1%	BAM	50
Montenegro	3.4%	14.1%	EUR	10
Total			EUR	136

The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would further decrease the FVLCTS for Serbia by €16 million. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the FVLCTS by €44 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €57 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €49 million.

Impairment losses are recognized in profit or loss in “Other operating expenses” (Note 28).

In 2012, and as a result of the decision to sell the Group’s Albanian operations (see Note 5.2), relating goodwill has been fully impaired to reflect the measurement of Albania at FVLCTS. The remeasurement loss is included in “Result from discontinued operations (net of tax)” (Note 5.3).

7.	Intangible Assets

Intangible assets consist primarily of trade names, customer relationships, purchased and developed software, favorable lease rights, prescription files and other licenses. Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their FVLCTS (Level 3), with their carrying amount. The recoverable amount is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively.

In 2013, the Group identified impairment indicators with respect to its Serbian and Bulgarian trade names. The recoverable amount of the trade names has been estimated using the royalty-relief-method. Royalty rates for the various brands range from 0.54% (Piccadilly) to 1.20% (Maxi), depending on the local strength of the each brand. Revenue growth and discount rates are consistent with the goodwill impairment testing. Further, the Group decided to retire its Mini Maxi and Piccadilly Express brands and is converting these stores into a new format and therefore fully impaired these trade names. The above resulted in the recognition of impairment charges of €67 million and €4 million for Serbia and Bulgaria, respectively. As part of the disposal of Harveys (see Note 5.2), $5 million (€4 million) were reclassified from the CGU Food Lion to assets held for sale.

During 2012, the Group fully impaired the Albanian trade name (€3 million), reflecting the measurement of the disposal group in accordance with IFRS 5, and included this impairment in “Result from discontinued operations (net of tax)” (Note 5.3). Further, the Group recognized impairment charges in connection with the Piccadilly brands in Bulgaria (part of the “Southeastern Europe” segment) for €15 million, reflecting the Group’s revised expectations on market conditions.

No impairment loss of trade names was recorded or reversed in 2011.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2013	575	271	321	154	63	1 384
Additions	—	36	32	—	11	79
Sales and disposals	—	(1)	(2)	(16)	(3)	(22)
Transfers (to) from other accounts	—	(12)	21	—	(8)	1
Classified as held for sale	(38)	—	(1)	(10)	(6)	(55)
Currency translation effect	(18)	(4)	(12)	(6)	(2)	(42)
Cost at December 31, 2013	519	290	359	122	55	1 345
Accumulated amortization at January 1, 2013	—	(142)	(211)	(102)	(28)	(483)
Accumulated impairment at January 1, 2013	(51)	—	—	—	(2)	(53)
Amortization expense	—	(33)	(41)	(9)	(4)	(87)
Impairment losses	(71)	—	—	—	(1)	(72)
Sales and disposals	—	—	2	15	1	18
Transfers to (from) other accounts	—	—	(1)	(1)	2	—
Classified as held for sale	34	—	1	7	3	45
Currency translation effect	3	4	8	4	—	19
Accumulated amortization at December 31, 2013	—	(171)	(242)	(86)	(27)	(526)
Accumulated impairment at December 31, 2013	(85)	—	—	—	(2)	(87)

Net carrying amount at December 31, 2013	434	119	117	36	26	732

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2012	599	222	281	170	65	1 337
Additions	—	71	17	—	4	92
Sales and disposals	—	—	(2)	(12)	(4)	(18)
Transfers (to) from other accounts	—	(20)	30	—	—	10
Classified as held for sale	(3)	—	—	—	—	(3)
Currency translation effect	(21)	(2)	(5)	(4)	(2)	(34)
Cost at December 31, 2012	575	271	321	154	63	1 384
Accumulated amortization at January 1, 2012	—	(116)	(171)	(105)	(30)	(422)
Accumulated impairment at January 1, 2012	(36)	—	—	—	(1)	(37)
Amortization expense	—	(27)	(36)	(11)	(3)	(77)
Impairment losses	(15)	—	—	—	(2)	(17)
Sales and disposals	—	—	1	12	4	17
Transfers to (from) other accounts	—	—	(8)	—	—	(8)
Currency translation effect	—	1	3	2	2	8
Accumulated amortization at December 31, 2012	—	(142)	(211)	(102)	(28)	(483)
Accumulated impairment at December 31, 2012	(51)	—	—	—	(2)	(53)

Net carrying amount at December 31, 2012	524	129	110	52	33	848

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2011	390	192	230	195	56	1 063
Additions	—	58	27	—	2	87
Sales and disposals	—	(12)	(6)	(36)	—	(54)
Acquisitions through business combinations	200	—	1	8	9	218
Transfers (to) from other accounts	—	(19)	21	—	(3)	(1)
Currency translation effect	9	3	8	3	1	24
Cost at December 31, 2011	599	222	281	170	65	1 337
Accumulated amortization at January 1, 2011	—	(94)	(138)	(129)	(28)	(389)
Accumulated impairment at January 1, 2011	(35)	(2)	(3)	—	—	(40)
Amortization expense	—	(23)	(32)	(11)	(4)	(70)
Impairment losses	—	(1)	(1)	—	(1)	(3)
Sales and disposals	—	12	5	37	—	54
Transfers to (from) other accounts	—	(5)	3	—	3	1
Currency translation effect	(1)	(3)	(5)	(2)	(1)	(12)
Accumulated amortization at December 31, 2011	—	(116)	(171)	(105)	(30)	(422)
Accumulated impairment at December 31, 2011	(36)	—	—	—	(1)	(37)

Net carrying amount at December 31, 2011	563	106	110	65	34	878

Trade name assets are allocated to the following cash generating units:

(in millions of €)	December 31,
	2013	2012	2011
Food Lion	184	196	200
Hannaford	156	163	167

Delhaize America	340	359	367
Serbia	84	151	164
Bulgaria	10	14	29
Albania	—	—	3

Maxi	94	165	196

Total	434	524	563

Amortization expenses are mainly charged to selling, general and administrative expenses.

8.	Property, Plant and Equipment

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2013	2 586	1 914	3 602	42	856	9 000
Additions	76	71	216	123	12	498
Sales and disposals	(17)	(88)	(232)	—	(39)	(376)
Acquisitions through business combinations	—	2	3	—	—	5
Transfers (to) from other accounts	43	26	20	(103)	(20)	(34)
Currency translation effect	(61)	(58)	(109)	(1)	(31)	(260)
Divestitures / Classified as held for sale	(48)	(135)	(231)	—	(62)	(476)
Cost at December 31, 2013	2 579	1 732	3 269	61	716	8 357
Accumulated depreciation at January 1, 2013	(800)	(1 156)	(2 194)	—	(407)	(4 557)
Accumulated impairment at January 1, 2013	(26)	(29)	(53)	(1)	(20)	(129)
Depreciation expense	(88)	(122)	(255)	—	(43)	(508)
Impairment losses	(2)	(5)	(7)	—	(3)	(17)
Sales and disposals	15	86	213	—	39	353
Transfers to (from) other accounts	—	1	4	—	18	23
Currency translation effect	24	39	73	—	16	152
Divestitures / Classified as held for sale	20	92	161	—	26	299
Accumulated depreciation at December 31, 2013	(837)	(1 084)	(2 022)	—	(371)	(4 314)
Accumulated impairment at December 31, 2013	(20)	(10)	(36)	(1)	(3)	(70)

Net carrying amount at December 31, 2013	1 722	638	1 211	60	342	3 973

Cost at January 1, 2012	2 530	1 897	3 612	86	969	9 094
Additions	94	100	244	145	14	597
Sales and disposals	(21)	(110)	(228)	(4)	(26)	(389)
Acquisitions through business combinations	3	—	1	—	—	4
Transfers (to) from other accounts	29	56	40	(185)	(87)	(147)
Currency translation effect	(48)	(28)	(55)	—	(14)	(145)

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Divestitures / Classified as held for sale	(1)	(1)	(12)	—	—	(14)
Cost at December 31, 2012	2 586	1 914	3 602	42	856	9 000
Accumulated depreciation at January 1, 2012	(735)	(1 123)	(2 109)	—	(422)	(4 389)
Accumulated impairment at January 1, 2012	(18)	(34)	(62)	—	(56)	(170)
Depreciation expense	(93)	(132)	(292)	—	(50)	(567)
Impairment losses	(15)	(23)	(36)	(1)	(12)	(87)
Sales and disposals	14	109	209	—	25	357
Transfers to (from) other accounts	10	1	4	—	79	94
Currency translation effect	11	17	34	—	9	71
Divestitures / Classified as held for sale	—	—	5	—	—	5
Accumulated depreciation at December 31, 2012	(800)	(1 156)	(2 194)	—	(407)	(4 557)
Accumulated impairment at December 31, 2012	(26)	(29)	(53)	(1)	(20)	(129)

Net carrying amount at December 31, 2012	1 760	729	1 355	41	429	4 314

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2011	1 926	1 856	3 207	94	930	8 013
Additions	109	92	262	202	35	700
Sales and disposals	(8)	(22)	(95)	(6)	(18)	(149)
Acquisitions through business combinations	297	21	77	5	—	400
Transfers (to) from other accounts	165	(90)	76	(211)	(6)	(66)
Currency translation effect	41	40	85	2	28	196
Cost at December 31, 2011	2 530	1 897	3 612	86	969	9 094
Accumulated depreciation at January 1, 2011	(586)	(1 053)	(1 875)	—	(380)	(3 894)
Accumulated impairment at January 1, 2011	—	(12)	(22)	—	(19)	(53)
Depreciation expense	(74)	(125)	(263)	—	(49)	(511)
Impairment losses	(17)	(24)	(39)	—	(35)	(115)
Sales and disposals	4	21	88	—	18	131
Transfers to (from) other accounts	(60)	65	(3)	—	3	5
Currency translation effect	(20)	(29)	(57)	—	(16)	(122)
Accumulated depreciation at December 31, 2011	(735)	(1 123)	(2 109)	—	(422)	(4 389)
Accumulated impairment at December 31, 2011	(18)	(34)	(62)	—	(56)	(170)

Net carrying amount at December 31, 2011	1 777	740	1 441	86	491	4 535

During 2013, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €177 million, of which €161 million related to the planned disposal of Sweetbay, Harveys and Reid’s and €16 million to the disposal of Delhaize Montenegro (see also Note 5).

In 2013, 2012 and 2011, the Group reclassified property, plant and equipment to investment property (see Note 9) for €2 million, €44 million and €31 million, respectively. In accordance with the Group’s policy, closed stores held under finance lease agreements are reclassified to investment property. In 2011 the Group also transferred €16 million of assets acquired from Delta Maxi to “Assets classified as held for sale.”

Property, plant and equipment can be summarized by reportable segment as follows:

(in millions of €)	December 31,
	2013	2012	2011
United States	2 129	2 510	2 750
Belgium	841	828	808
Southeastern Europe	994	966	968
Corporate	9	10	9

Total property, plant and equipment	3 973	4 314	4 535

Depreciation expense is included in the following line items of the income statement:

(in millions of €)	2013	2012	2011
Cost of sales	57	57	52
Selling, general and administrative expenses	432	464	417
Depreciation from discontinued operations	19	46	42

Total depreciation	508	567	511

Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows of store assets are independent of other (groups of) assets (“cash-generating unit” or CGU), for potential impairment based on historical and projected cash flows. The value in use, applying the main assumptions detailed in Note 6, is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. The fair value less costs to sell is estimated based on a multiples approach or independent third party appraisals, based on the location and condition of the stores. Closed stores are reviewed for impairment on a fair value less costs to sell basis (Level 3), based on actual results of the past and using observable market data, where possible.

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

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of €)		December 31,
	Note	2013	2012	2011
Land and buildings		2	15	17
Leasehold improvements		5	23	24
Furniture, fixtures, equipment and vehicles		7	36	39
Construction in progress		—	1	—
Property under finance leases		3	12	35

Total		17	87	115
Recognized in:
Other operating expenses	28	11	45	120
Result from discontinued operations		6	42	(5)

In 2012, the Group recognized impairment charges of €87 million related to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the impairment of 6 stores in Belgium (€5 million).

A store portfolio review resulted in the decision to close 146 underperforming stores in the first quarter of 2012. Consequently, the Group recorded in 2011 €120 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food stores) and one distribution center, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet (see Note 4). In addition, Delhaize Group recognized impairment reversals of €5 million in the United States, which was offset by impairment charges in various other parts of the Group.

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2013 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	238	556	720	—	1 514
Belgium	153	32	212	455	852
Southeastern Europe	334	—	663	54	1 051

Total	725	588	1 595	509	3 417

9.	Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

Investment property is accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1) or if land will no longer be developed for construction purposes or is held for currently undetermined use, they are reclassified from property, plant and equipment to investment property.

(in millions of €)	2013	2012	2011
Cost at January 1	250	137	91
Additions	—	6	2
Sales and disposals	(22)	(29)	(7)
Acquisition through business combinations	—	—	34
Transfers (to) from other accounts	33	142	12
Currency translation effect	(9)	(6)	5
Cost at December 31	252	250	137
Accumulated depreciation and impairment at January 1	(134)	(54)	(31)
Depreciation expense	(4)	(4)	(3)
Impairment losses	(6)	(14)	(17)
Sales and disposals	17	26	3
Transfers to (from) other accounts	(31)	(91)	(3)
Currency translation effect	6	3	(3)
Accumulated depreciation and impairment at December 31	(152)	(134)	(54)

Net carrying amount at December 31	100	116	83

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

At December 31, 2013, 2012 and 2011, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €132 million, €146 million and €115 million at December 31, 2013, 2012 and 2011, respectively. Level 2 fair values were estimated using third party appraisals and signed, non-binding purchase and sales agreements. Level 3 fair values were predominantly established applying an income approach. The entity did not change the valuation technique applied during the reporting period. The main inputs to the valuation model are current market rents, estimated market rental value (EMRV), term yield and reversion yield. The fair values are estimated using either the support of qualified independent external or internal valuers with the necessary recognized and relevant professional qualification.

The fair value of the investment properties has been categorized as follows:

	December 31, 2013
(in millions of €)	Carrying amount at amortized cost	Fair value disclosed	Level 2	Level 3
United States	78	105	69	36
Southeastern Europe	22	27	—	27

Total investment property	100	132	69	63

Rental income from investment property recorded in other operating income was €6 million for 2013, €7 million for 2012 and €5 million for 2011. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €4 million in 2013, €6 million in 2012 and €5 million in 2011. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses were €6 million in 2013, €4 million in 2012 and €2 million in 2011.

10.	Categorization and Offsetting of Financial Instruments

10.1	Categorization

Financial Assets by Class and Measurement Category

(in millions of €)	December 31, 2013
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	1	—	—	1
Current
Receivables	14	618	—	—	—	618
Investments in securities	11	—	—	—	126	126
Other financial assets	12	25	—	—	—	25
Derivative instruments	19	—	40	—	—	40
Cash and cash equivalents	15	1 149	—	—	—	1 149

Total financial assets		1 813	41	—	134	1 988

(in millions of €)	December 31, 2012
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	11	11
Other financial assets	12	19	—	—	—	19
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	632	—	—	—	632
Investments in securities	11	—	—	—	93	93
Cash and cash equivalents	15	920	—	—	—	920

Total financial assets		1 571	61	—	104	1 736

(in millions of €)	December 31, 2011
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	13	13
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	57	—	—	57
Current
Receivables	14	695	—	—	—	695
Investments in securities	11	—	—	—	93	93
Other financial assets	12	22	—	—	—	22
Derivative instruments	19	—	1	—	—	1
Cash and cash equivalents	15	419	—	—	—	419

Total financial assets		1 154	58	—	106	1 318

Financial Assets measured at fair value by Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires, for financial instruments that are measured in the balance sheet at fair value the disclosure of fair value measurements by level of fair value measurement hierarchy. For financial instruments not measured at fair value, the disclosure of their fair value and the fair value measurement level is necessary. The fair value measurements have to be categorized by the following level of fair value measurement hierarchy:

•	Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

•	Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in level 3.

December 31, 2013
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	—	—	8
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	126	—	—	126
Derivatives - through profit or loss	19	—	40	—	40
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		134	41	—	175

December 31, 2012
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	3	—	11
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		101	64	—	165

December 31, 2011
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	12	1	—	13
Derivatives - through profit or loss	19	—	57	—	57
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		105	59	—	164

No transfers between the different fair value hierarchy levels took place in 2013, 2012 and 2011.

Financial Liabilities by Class and Measurement Category

	December 31, 2013
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	311	1 700	2 011
Obligations under finance lease	18.3	—	—	—	496	496
Derivative instruments	19	8	—	—	—	8
Current
Long-term debt - current portion	18.1	—	—	219	9	228
Obligations under finance leases	18.3	—	—	—	59	59
Derivative instruments	19	3	—	—	—	3
Bank overdrafts		—	—	—	4	4
Accounts payable		—	—	—	1 993	1 993

Total financial liabilities		11	—	530	4 261	4 802

	December 31, 2012
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	561	1 752	2 313
Obligations under finance lease	18.3	—	—	—	612	612
Derivative instruments	19	10	—	—	—	10
Current
Long-term debt - current portion	18.1	—	—	—	156	156
Obligations under finance leases	18.3	—	—	—	62	62
Derivative instruments	19	4	—	—	—	4
Accounts payable		—	—	—	1 869	1 869
Total financial liabilities		14	—	561	4 451	5 026

	December 31, 2011
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	541	1 784	2 325
Obligations under finance lease	18.3	—	—	—	689	689
Derivative instruments	19	9	11	—	—	20
Current
Short-term borrowings	18.2	—	—	—	60	60
Long-term debt - current portion	18.1	—	—	—	88	88
Obligations under finance leases	18.3	—	—	—	61	61
Accounts payable		—	—	—	1 833	1 833

Total financial liabilities		9	11	541	4 515	5 076

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2013
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	8	—	8
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	11	—	11

December 31, 2012
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	10	—	10
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	4	—	4
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	14	—	14

December 31, 2011
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	11	—	11
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	20	—	20

During 2013, 2012 and 2011, no transfers between the different fair value hierarchy levels took place.

Valuation techniques

The available for sale – through equity instruments are mainly categorized as Level 1, with the fair value of these instruments being determined based on their quoted prices in active markets. When the market is not active, the fair value of these instruments is determined based on market approach valuation techniques and the Group uses prices and other relevant information generated by market transactions involving identical or comparable assets.

The derivative financial instruments contracted by the Group are used for hedging purposes to manage its exposure to various financial risks and they are over-the-counter derivatives (interest rate and currency swaps) that are not traded in active markets. The fair value of these instruments is determined with present value calculations, using as inputs, besides others, foreign exchange spot rates, interest rate curves or implicit forward rate curves of the underlying. The contractual arrangements of these instruments also include cash collateral (pledged or received) that are payable / receivable if the value of a derivate exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and the Group’s own non-performance risk on the value of the instrument.

10.2	Offsetting of Financial Instruments

The Group has several financial assets and financial liabilities that are subject to offsetting or enforceable master netting arrangements and similar agreements.

Cash Pool

In 2011, the Group implemented a cash pool system, allowing a more efficient management of the daily working capital needs of the participating operating entities. The settlement mechanism of the cash pool is provided by an external financial counterparty. The cash pool system provides that the Group is exposed to a single net amount with that financial counterparty rather than the gross amount of several current accounts and bank overdraft balances with multiple financial counterparties. Settlement on a net basis is intended by both parties and an actual netting is performed recurrently. The right to offset is enforceable in all circumstances, meeting the offsetting criteria and as a result only a net position is presented in the balance sheet.

Offsetting of trade receivables and accounts payables

When local legislations allow and the economic environment requires it, commercial contracts with non-financial counterparties include clauses and terms that provide the legal enforceable right to offset in all circumstances outstanding balances between the parties. The parties intend to settle on a net basis and actual netting is performed recurrently. In Greece, the Group aims having such terms with most of its suppliers, in order to reduce the liquidity risk. These clauses meet the offsetting criteria and balances with these suppliers have been presented as such in the consolidated financial statements.

ISDA Master Agreements for Derivatives

The Group has several ISDA (“International Swaps and Derivatives Association”) agreements in connection with its derivative transactions. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all outstanding transactions in the same currency are aggregated into a single net amount that is payable by one party to the other. Under certain circumstances, e.g., when a credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting in the balance sheet. This is because the Group does not have a currently legally enforceable right to offset recognized amounts, because the right to offset is enforceable only on the occurrence of future event such as a default. ISDAs are considered as master netting arrangements for IFRS 7 disclosure purposes.

The following table shows the maximum exposure of the Group’s financial assets and financial liabilities that are subject to offset or enforceable master netting arrangements and similar agreements.

	December 31, 2013
(in millions of €)	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)		Net exposure
				Financial assets/liabilities	Cash collateral received/pledged
Non-current
Derivative financial assets	1	—	1	1	—	—
Current
Derivative financial assets	40	—	40	—	—	40
Receivables	142	41	101	—	—	101
Cash and cash equivalents	470	451	19	—	—	19
Total	653	492	161	1	—	160

Non-current
Derivative financial liabilities	8	—	8	1	—	7
Current
Derivative financial liabilities	3	—	3	—	—	3
Accounts payable	421	41	380	—	—	380
Bank overdrafts	451	451	—	—	—	—
Total	883	492	391	1	—	390

	December 31, 2012
(in millions of €)	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)		Net exposure
				Financial assets/liabilities	Cash collateral received/pledged
Non-current
Derivative financial assets	61	—	61	7	—	54
Current
Receivables	222	110	112	—	—	112
Cash and cash equivalents	355	229	126	—	—	126
Total	638	339	299	7	—	292

Non-current
Derivative financial liabilities	10	—	10	7	—	3
Current
Derivative financial liabilities	4	—	4	—	—	4
Accounts payable	457	110	347	—	—	347
Bank overdrafts	229	229	—	—	—	—
Total	700	339	361	7	—	354

	December 31, 2011
(in millions of €)	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)		Net exposure
				Financial assets/liabilities	Cash collateral received/pledged
Non-current
Derivative financial assets	57	—	57	9	—	48
Current
Derivative financial assets	1	—	1	—	—	1
Receivables	172	76	96	—	—	96
Cash and cash equivalents	248	248	—	—	—	—

Total	478	324	154	9	—	145

Non-current
Derivative financial liabilities	20	—	20	9	—	11
Current
Accounts payable	384	76	308	—	—	308
Bank overdrafts	248	248	—	—	—	—

Total	652	324	328	9	—	319

11.	Investments in Securities

Investments in securities contain investments in debt and equity securities, which are held as available for sale. Securities are included in current assets, except for debt securities with maturities of more than 12 months from the balance sheet date, which are classified as non-current assets. The carrying amounts of the available for sale financial assets are as follows:

	December 31,
(in millions of €)	2013	2012	2011
Non-current	8	11	13
Current	126	93	93

Total	134	104	106

At December 31, 2013, the Group’s non-current investments in debt securities were €8 million, of which €7 million (2012: €8 million, 2011: €9 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions)	2014	2015	2016	Total
Cash flows in USD	—	1	9	10
Cash flows translated into EUR	—	—	7	7

Delhaize Group further holds smaller non-current investments in money market and investment funds (€1 million at December 31, 2013) in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2013, the Group’s current investments in securities were €126 million and consisted primarily of investment funds that are entirely invested in U.S. Treasuries. These investments are predominantly held by the Group’s captive reinsurance company, covering the Group’s self-insurance exposure (see Note 20.2).

Investments in securities are classified as available for sale and measured at fair value through OCI (see Note 2.3). The fair value level hierarchy and valuation technique used in measuring these instruments are disclosed in Note 10.1.

The Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2013, 2012 and 2011, none of the investments in securities were either past due or impaired.

12.	Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits, and are carried at amortized cost (see also Note 10.1), less any impairment. The carrying value of other financial assets approximates the fair value and represents the maximum credit risk.

	December 31,
(in millions of €)	2013	2012	2011
Non-current	21	19	18
Current	25	—	22

Total	46	19	40

The 2011 current financial assets included an amount of €20 million held in escrow relating to the acquisition of Delta Maxi (see Note 4.1), which has been released during 2012.

13.	Inventories

Inventories predominantly represent goods for resale. In 2013, 2012 and 2011, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and to ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14.	Receivables

(in millions of €)	2013	2012	2011
Trade receivables	628	628	672
Trade receivables - bad debt allowance	(36)	(31)	(36)
Other receivables	26	35	59

Total current receivables	618	632	695

In 2011, other receivables include a €29 million receivable from insurance companies in connection with tornado and hurricane damages in the United States.

The aging of the current receivables is as follows:

(in millions of €)	December 31, 2013
	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	628	455	107	38	28
Trade receivables - bad debt allowance	(36)	(6)	(5)	(7)	(18)
Other receivables	26	19	4	2	1

Total	618	468	106	33	11

(in millions of €)	December 31, 2012
	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	628	431	123	43	31
Trade receivables - bad debt allowance	(31)	(3)	(7)	(4)	(17)
Other receivables	35	25	7	2	1

Total	632	453	123	41	15

(in millions of €)	December 31, 2011
	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	672	503	99	49	21
Trade receivables - bad debt allowance	(36)	(6)	(3)	(11)	(16)
Other receivables	59	45	5	5	4

Total	695	542	101	43	9

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

The movement of the bad debt allowance account was as follows:

(in millions of €)	2013	2012	2011
Bad debt allowance as of January 1	31	36	29
Addition (recognized in profit or loss)	15	3	11
Usage	(10)	(8)	(4)

Bad debt allowance at December 31	36	31	36

15.	Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in millions of €)	2013	2012	2011
Deposits with original maturity of three months or less	711	491	89
Cash at banks	363	347	242
Cash on hand	75	82	88

Cash and cash equivalents at December 31	1 149	920	419

Supplemental Cash Flow information:

(in millions of €)	2013	2012	2011
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	12	14	35
Finance lease obligations terminated for store properties and equipment	6	24	2

In 2012, Delhaize America terminated several finance lease agreements resulting from store closings.

16.	Equity

Issued capital

There were 102 449 570, 101 921 498 and 101 892 190 Delhaize Group ordinary shares issued and fully paid at December 31, 2013, 2012 and 2011, respectively (par value of €0.50), of which 1 200 943, 1 044 135 and 1 183 948 ordinary shares were held in treasury at December 31, 2013, 2012 and 2011, respectively. Delhaize Group’s ordinary shares may be in either dematerialized or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

Authorized Capital

As authorized by the Extraordinary Shareholders’ Meeting held on May 24, 2012, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2017, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of €5.1 million, corresponding to approximately 10.2 million shares. The authorized increase in capital through issuance of new shares, convertible debt or warrants, may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2013, Delhaize Group SA issued 528 072 shares of common stock (2012: 29 308; 2011: 336 909) for €16 million (2012: €1 million; 2011: €13 million), net of €8 million (2012: €0 million; 2011: €6 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in €, except number of shares)	Capital	Share Premium (Belgian GAAP)(1)	Number of Shares
Capital on January 1, 2011	50 777 641	2 777 608 286	101 555 281
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	168 454	18 875 623	336 909
Capital on December 31, 2011	50 946 095	2 796 483 909	101 892 190
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	14 654	1 171 837	29 308
Capital on December 31, 2012	50 960 749	2 797 655 746	101 921 498
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	264 036	23 899 236	528 072
Capital on December 31, 2013	51 224 785	2 821 554 982	102 449 570

(1)	Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in €, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012	10 189 218	5 094 609
August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(300 000)	(150 000)
Balance of remaining authorized capital as of December 31, 2012	9 889 218	4 944 609
May 29, 2013 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(368 139)	(184 070)
November 12, 2013 - Issuance of 89 069 warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan, of which 77 832 were cancelled on December 23, 2013	(11 237)	(5 618)
Balance of remaining authorized capital as of December 31, 2013	9 509 842	4 754 921

Share Premium

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the employees of its non-U.S. operating companies. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost of €6 million. The first tranche of the options expired in June 2013, and the second and third tranches will expire in May 2015 and May 2016, respectively. These options are automatically exercised under certain conditions by a credit institution on behalf of Delhaize Group.

Treasury Shares

On May 26, 2011, at an Ordinary and Extraordinary Shareholders’ Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. The authorization is granted for five years. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to €200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the share-based compensation plans that Delhaize Group offers to its employees. No time limit has been set for these repurchases. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

During 2013, Delhaize Group SA acquired 308 564 Delhaize Group shares (see also Note 32) for an aggregate amount of €14 million, representing approximately 0.30% of Delhaize Group’s shares and transferred 11 566 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC repurchased 20 360 Delhaize Group ADRs (see also Note 32) in 2013 and transferred 160 550 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

Since the authorization of the Board of August 3, 2011, Delhaize Group SA acquired 613 924 Delhaize Group shares for an aggregate amount of €28 million. As a consequence, at the end of 2013, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €72 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2013, Delhaize Group owned 1 200 943 treasury shares (including ADRs), of which 872 019 were acquired prior to 2013, representing approximately 1.17% of the Delhaize Group shares.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 800 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between December 31, 2013 and December 31, 2016, up to a maximum aggregate consideration of €60 million to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

Retained Earnings

Retained earnings increased in 2013 by €37 million, representing (i) the profit attributable to owners of the parent (€179 million), and (ii) the dividend declared and paid in 2013 (€142 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2013, 2012 and 2011, Delhaize Group’s legal reserve amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary Shareholders’ Meeting must approve such dividends.

Other Reserves

(in millions of €)	December 31,
	2013	2012	2011
Discontinued cash flow hedge reserve:
Gross	(13)	(15)	(15)
Tax effect	5	6	6
Cash flow hedge reserve:
Gross	—	—	(6)
Tax effect	—	—	2
Available for sale reserve:
Gross	(6)	—	7
Tax effect	1	—	(1)
Remeasurement of defined benefit liability (asset):
Gross	(65)	(78)	(62)
Tax effect	23	28	24
Total other reserves	(55)	(59)	(45)

•	Discontinued cash flow hedge reserve: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments.

•	Cash flow hedge reserve: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). During 2012, Delhaize Group refinanced the $300 million bond issued in 2009 (see Note 18.1) that was included in a cash flow hedge relationship. As a result, the cumulative loss on the hedging instrument recognized in other comprehensive income was reclassified to profit or loss as a reclassification adjustment and was not included in the initial cost or other carrying amount of a non-financial asset or liability.

•	Available for sale reserve: The Group recognizes in this reserve unrealized fair value changes on financial assets classified as available for sale.

•	Remeasurement of defined benefit liability (asset): Remeasurements comprise (i) actuarial gains and losses, (ii) the return on plan assets, excluding amounts included in net interest on the defined benefit liability (asset) and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the defined benefit liability (asset). They are recognized immediately in OCI in the period in which they occur (see Note 21.1) and never reclassified into profit or loss.

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

Non-controlling Interests

Non-controlling interests represent third party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group. These non-controlling interests are held by the Southeastern Europe segment and amounted to €6 million at the end of 2013 (2012: €2 million; 2011: €5 million).

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, among other things, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group’s new dividend policy, as adopted by the Board of Directors in March 2014, is to pay out 35% of the group share in underlying net profit from continued operations.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs. liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net debt to equity” ratio (see Note 18.4).

17.	Dividends

On May 23, 2013, the shareholders approved the payment of a gross dividend of €1.40 per share (€1.05 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €143 million (including the dividend on treasury shares). On May 24, 2012, the shareholders approved the payment of a gross dividend of €1.76 per share (€1.32 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €179 million.

With respect to the financial year 2013, the Board of Directors proposes a gross dividend of €1.56 per share to be paid to owners of ordinary shares against coupon no. 52 on June 2, 2014. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 22, 2014 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2013 dividend, based on the number of shares issued at March 12, 2014, is €160 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 and 2012 Stock Incentive Plans, the Group may have to issue new ordinary shares, to which payment in 2014 of the 2013 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary Shareholders’ Meeting of May 22, 2014. The Board of Directors will communicate at this Ordinary Shareholders’ Meeting the aggregate number of shares entitled to the 2013 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2013 will be modified accordingly. The maximum number of shares which could be issued between March 12, 2014, and May 22, 2014, assuming that all vested warrants were to be exercised, is 2 630 597. This would result in an increase in the total amount to be distributed as dividends to a total of €4 million. Total outstanding non-vested warrants at March 12, 2014 amounted to 453 155, representing a maximum additional dividend to be distributed of €1 million.

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

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and including fair value hedge accounting adjustments were as follows:

(in millions of €)	Nominal Interest Rate	Maturity	Currency	December 31,
				2013	2012	2011
Senior notes, unsecured	5.70%	2040	USD	421	438	445
Debentures, unsecured	9.00%	2031	USD	195	204	208
Notes, unsecured	8.05%	2027	USD	50	52	53
Senior fixed rate bonds(1)	3.125%	2020	EUR	396	397	—
Senior notes(1)	4.125%	2019	USD	212	232	—
Retail bond, unsecured	4.25%	2018	EUR	400	400	400
Bonds, unsecured	6.50%	2017	USD	325	339	345
Senior notes	7.06%	2016	USD	6	6	6
Mortgages payable	8.25%	2016	USD	1	1	2
Notes, unsecured(1)	5.625%	2014	EUR	219	229	541
Senior notes, unsecured(1)	5.875%	2014(3)	USD	—	75	231
Other debt	4.58% to 7%	2014 to 2031	USD	14	15	14
Bonds, unsecured(2)	5.10%	2013	EUR	—	80	80
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	—	—	87
Bank borrowings			EUR	—	1	1
Total non-subordinated borrowings				2 239	2 469	2 413
Less current portion				(228)	(156)	(88)
Total non-subordinated borrowings, non-current				2 011	2 313	2 325

(1)	Notes are part of hedging relationship (see Note 19) and refinancing transactions that took place in 2012 (see below).
(2)	Bonds issued by Delhaize Group’s Greek subsidiary Alfa Beta.
(3)	Redeemed in 2013 (see below).

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 4.2%, 4.4% and 5.0% at December 31, 2013, 2012 and 2011, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2013, 2012 and 2011.

Refinancing of Long-term Debts

In 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap. The redemption did not have a significant impact on the 2013 net income.

In 2012, Delhaize Group issued $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on their principal amount. The offering of the notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC), and are not listed on any stock exchange. At the same time, the Group completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% senior notes due 2014. The net proceeds of the debt issuance were used in part to fund the partial repurchase of these senior notes for a nominal amount of €191 million, at a price of 108.079%.

Simultaneously, Delhaize Group entered into (i) matching interest rate swaps to hedge the Group’s exposure to changes in the fair value of the 4.125% notes due 2019, and (ii) cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure (economic hedge). See Note 19 for additional information on the hedge accounting applied.

In 2012, Delhaize Group also issued €400 million senior fixed rate bonds due 2020, at an annual coupon of 3.125%, issued at 99.709% of their principal amount. Delhaize Group entered into matching interest rate swaps to hedge €100 million of the Group’s exposure to changes in the fair value of the 3.125% bonds due to variability in market interest rates (see Note 19).

The net proceeds of the issuance were primarily used to fund the following tender offers:

•	In 2012, Delhaize Group completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.

•	Simultaneously, the Group also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding for which Delhaize Group exercised its right to redeem these remaining outstanding notes (completed in 2013).

These refinancing transactions did not qualify as a debt modification and resulted in the derecognition of existing notes and recognition of new notes (see also Note 29.1).

Both the €400 million and $300 million notes issued in 2012 contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of their aggregated principal amount plus accrued and unpaid interest thereon, if any, upon the occurrence of both (i) a change in control and (ii) a downgrade of the rating of the notes by the rating agencies Moody’s and Standard & Poors within 60 days of Delhaize Group´s public announcement of the occurrence of the change of control.

Issuance of new Long-term Debts

During 2013, Delhaize Group did not issue any long-term debts.

In 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of €400 million. The majority of the proceeds of the retail bond were used for the voluntarily early repayment of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

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

Repayment of Long-term Debts

In 2013, €80 million unsecured bonds issued by Delhaize Group’s subsidiary Alfa Beta matured and were repaid.

In 2012, the $113 million floating term loan issued in 2007 by the Group matured and was repaid.

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

As of December 31, 2013, 2012 and 2011, $8 million (€6 million) in aggregate principal amounts of the notes were outstanding. At December 31, 2013, 2012 and 2011, restricted securities of $10 million (€7 million), $11 million (€8 million) and $12 million (€9 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group’s long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

December 31,
(in millions of €)	2013	2012	2011
U.S. dollar	1 224	1 362	1 391
Euro	1 015	1 107	1 022

Total	2 239	2 469	2 413

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principal of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of $)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Fixed rates
Senior Notes due 2016	—	—	9	—	—	—	10
Average interest rate	—	—	7.06%	—	—	—
Interest due	1	1	—	—	—	—
Bonds due 2017	—	—	—	450	—	—	509
Average interest rate	—	—	—	6.50%	—	—
Interest due	29	29	29	15	—	—
Notes due 2019	—	—	—	—	—	300	309
Average interest rate	—	—	—	—	—	4.13%
Interest due	12	12	12	12	12	7
Notes due 2027	—	—	—	—	—	71	78
Average interest rate	—	—	—	—	—	8.05%
Interest due	6	6	6	6	6	48
Debentures due 2031	—	—	—	—	—	271	328
Average interest rate	—	—	—	—	—	9.00%
Interest due	24	24	24	24	24	306
Notes due 2040	—	—	—	—	—	827	789
Average interest rate	—	—	—	—	—	5.70%
Interest due	47	47	47	47	47	1 037
Mortgage payable	—	—	1	—	—	—	1
Average interest rate	—	—	8.25%	—	—	—
Interest due	—	—	—	—	—	—
Other debt	12	1	—	—	—	7	20
Average interest rate	5.27%	0.00%	—	—	—	7.00%
Interest due	1	—	—	—	—	6

Total $ cash flows	132	120	128	554	89	2 880	2 044
Total cash flows translated in millions of €	96	88	94	402	65	2 087	1 482

(in millions of €)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Fixed rates
Notes due 2014	215	—	—	—	—	—	220
Average interest rate	5.63%	—	—	—	—	—
Interest due	12	—	—	—	—	—
Retail Bond due 2018	—	—	—	—	400	—	430
Average interest rate	—	—	—	—	4.25%	—
Interest due	17	17	17	17	17	—
Senior Notes due 2020	—	—	—	—	—	400	410
Average interest rate	—	—	—	—	—	3.13%
Interest due	13	13	13	13	13	25

Total € cash flows	257	30	30	30	430	425	1 060
Total cash flows in €	353	118	124	432	495	2 512	2 542

In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

The fair values of the long-term debt (excluding finance leases, see Note 18.3) have been determined using their quoted prices for which an active market exists (Level 1). The fair values of long-term debts that are classified as Level 2 (non-public debt or debt for which there is no active market) have been estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

(in millions on €)	Level 1	Level 2	Total
Fair value hierarchy of long-term debt	2 519	23	2 542

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was €22 million at December 31, 2013, €23 million at December 31, 2012 and €37 million at December 31, 2011.

At December 31, 2013, 2012 and 2011, €35 million, €39 million and €56 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group’s credit rating (“rating event”). Further, none of the debt covenants restrict the ability of subsidiaries of Delhaize Group to transfer funds to the parent.

Indentures covering the notes due in 2014 (€), 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 (€), 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

At December 31, 2013, 2012 and 2011, Delhaize Group was in compliance with all covenants for long-term debt.

18.2	Short-term Borrowings

Short-term Borrowings by Currency

(in millions of €)	December 31,
	2013	2012	2011
Euro	—	—	45
Other currencies	—	—	15

Total	—	—	60

The carrying amounts of short-term borrowings approximate their fair values.

Short-term credit facilities

From April 15, 2011 to April 15, 2014, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, were parties to a €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “Old Facility Agreement”). On April 14, 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by us and agreed to by each lender for their commitment in the New Facility Agreement, and on April 15, 2014 terminated all of the commitments under the Old Facility Agreement.

U.S. Entities

Delhaize America, LLC had no outstanding borrowings under the Old Facility Agreement as of December 31, 2013, 2012 and 2011.

Under the Old Facility Agreement, Delhaize America, LLC had no average daily borrowings during 2013, $1 million (€1 million) average daily borrowing during 2012 and no average daily borrowings during 2011. In addition to the Old Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€25 million) of which approximately $13 million (€9 million) was drawn for issued letters of credit as of December 31, 2013, compared to an outstanding of $12 million (€9 million) and $16 million (€13 million) as of December 31, 2012 and 2011, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities were $100 million (€73 million) at December 31, 2013, of which $35 million (€25 million) may also be used to fund letters of credit. As of December 31, 2013, 2012 and 2011, Delhaize America, LLC had no borrowings outstanding under such arrangements but used in 2012 and 2011 $5 million (€4 million) to fund letters of credit.

European Entities

At December 31, 2013, 2012 and 2011, the Group’s European entities together had credit facilities (committed and uncommitted) of €895 million (of which €725 million of committed credit facilities and including the €600 million Old Facility Agreement: see above), €846 million and €864 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, Delhaize Group had no outstanding short-term bank borrowings at the end of 2013 and 2012, compared to €60 million at December 31, 2011, with an average interest rate of 2.95%. During 2013, the Group’s European entities had €1 million average daily borrowings at an average interest rate of 10.97%.

An amount of €47 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €34 million was outstanding as of December 31, 2013 (€11 million at December 31, 2012 and €10 million at December 31, 2011).

Debt Covenants for Short-term Borrowings

The Old Facility Agreement of €600 million required and the New Facility Agreement of €400 million and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2013, 2012 and 2011, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

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

The schedule below provides the future minimum lease payments of our continued operations, which were not reduced by expected minimum sublease income of €69 million, due over the term of non-cancellable subleases, as of December 31, 2013:

	Continued operations

(in millions of €)	2014	2015	2016	2017	2018	Thereafter	Total
Finance leases
Future minimum lease payments	113	101	92	80	72	607	1 065
Less amount representing interest	(54)	(52)	(46)	(41)	(36)	(281)	(510)

Present value of minimum lease payments	59	49	46	39	36	326	555
Of which related to closed store lease obligations	6	6	6	5	4	35	62
Operating leases
Future minimum lease payments (for non-cancellable leases)	269	240	196	155	121	559	1 540
Of which related to closed store lease obligations	21	18	16	14	11	47	127

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s (see Note 5), the Group will provide guarantees for a number of existing operating or finance lease contracts, which are disclosed in Note 34. Lease commitments that will be transferred to the buyer are not included in the table above.

The average effective interest rate for finance leases was 11.4%, 11.6% and 11.8% at December 31, 2013, 2012 and 2011, respectively. The fair value of the finance lease obligations has been determined using discounted cash flow models using the lease terms and cost of debt as the main inputs and have been categorized as Level 2.

The fair value of the finance lease obligations amounted to €709 million (at an average market rate of 5.0%), €842 million (5.1%) and €1 016 million (4.5%) at December 31 2013, 2012 and 2011, respectively.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €321 million (of which €28 million related to discontinued operations), €326 million (of which €37 million related to discontinued operations) and €308 million (of which €32 million related to discontinued operations) in 2013, 2012 and 2011, respectively. Rent expenses are predominantly included in “Selling, general and administrative expenses.”

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2013, 2012 and 2011.

Sublease payments received and recognized into income were €21 million in 2013 and 2012 and €16 million in 2011.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2013. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately €27 million.

Provisions for €113 million, €107 million and €46 million at December 31, 2013, 2012 and 2011, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

Delhaize Group occasionally acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, and retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2013, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other operating income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2013 can be summarized as follows:

(in millions of €)	2014	2015	2016	2017	2018	Thereafter	Total
Future minimum lease payments to be received	38	23	15	7	5	22	110
Of which related to sub-lease agreements	20	16	11	4	3	15	69

The total amount of €110 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed store provision” (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

19.	Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The valuation methods for the fair values of derivative financial instruments are disclosed in Note 10.1. The fair values of derivative assets and liabilities are summarized below:

	December 31,
	2013		2012		2011
(in millions of €)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	27	3	60	4	57	—
Cross-currency swaps	14	8	1	10	1	20

Total	41	11	61	14	58	20

Delhaize Group does not enter into derivative financial instrument arrangements for speculation / trading, but for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2013:

(in millions of €)	1 - 3 months		4 - 12 months		2015		2016 and beyond
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	3	—	21	—	12	—	47
Outflows	—	(3)	—	(6)	—	(8)	—	(29)
Interest rate swaps without a designated hedging relationship
Inflows	—	1	—	17	—	—	—	—
Outflows	—	(1)	—	(4)	—	—	—	—
Cross-currency interest rate swaps without a designated hedging relationship
Inflows	17	4	500	6	—	6	217	19
Outflows	(18)	(4)	(486)	(5)	—	(5)	(225)	(18)

Total Cash Flows	(1)	—	14	29	—	5	(8)	19

Interest Rate Swaps

Fair value hedges:

In 2007, Delhaize Group issued €500 million senior notes with a 5.625% fixed interest rate and a 7-year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1). In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3-months floating rate for the 7-year term. The maturity dates of these interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented as a fair value hedge. The aim of the hedge is to transform the fixed rate notes into variable interest debt (“hedged risk”). In 2012, Delhaize Group refinanced in total €285 million of these €500 million senior notes (see Note 18.1). The Group prospectively and proportionally discontinued the hedge accounting for the tendered amounts.

In 2012, Delhaize Group issued $300 million senior notes (see Note 18.1) with a 4.125% fixed interest rate due 2019 (“hedged item”), exposing the Group to changes in the fair value due to changes in market interest rates (“hedged risk”). In order to hedge that risk, Delhaize Group entered into matching interest rate swaps and swapped 100% of the proceeds of the bond to a LIBOR 3-months floating rate for the 7-year term (“hedging instrument”).

Furthermore, in 2012 Delhaize Group also issued €400 million senior notes (see Note 18.1) with a 3.125% fixed interest rate due 2020 (“hedged item”), exposing the Group to changes in the fair value due to changes in market interest rates (“hedged risk”). Delhaize Group partially hedged this exposure through an interest rate swap (3-months EURIBOR floating rate) with a nominal of €100 million and a maturity equal to the maturity of the bond. The Group designated and documented these transactions as fair value hedges.

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

(in millions of €)	December 31,
	Note	2013	2012	2011
Losses (gains) on
Interest rate swaps (“hedging instruments”)	29.1	22	(6)	5
Related debt instruments (“hedged risks”)	29.1	(22)	3	(5)
Total		—	(3)	—

Economic hedges:

Following the refinancing transaction in 2012, €285 million of the initial 2014 €500 million fair value hedge no longer qualified for hedge accounting (see above, swapping a fixed interest rate of 5.775% for EURIBOR 3-months floating rate) and in addition, the Group entered into an interest rate swap maturing in 2014 in order to offset the changes in future interest cash flows on a notional amount of €191 million on which the Group pays a fixed interest rate of 1.80% and receives a floating interest rate EURIBOR 3-months, resulting from the hedging instrument entered into in 2007 (see above).

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

Cash flow hedge:

Delhaize Group issued in 2009 a $300 million bond with a 5.875% fixed interest rate and a 5-year term (“hedged item”), exposing Delhaize Group to currency risk on dollar cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5-year term (“hedging instrument”). The maturity dates, the dollar interest rate, the interest payment dates, and the dollar flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions were designated and qualified for hedge accounting in accordance with IAS 39, and were documented and historically reflected in the financial statements of Delhaize Group as a cash flow hedge. Delhaize Group tested effectiveness by comparing the movements in cash flows of the hedging instrument with those of a “hypothetical derivative” representing the “perfect hedge.” The terms of the hedging instrument and the hypothetical derivative were the same, with the exception of counterparty credit risk, which the Group monitored closely.

In 2012, following the refinancing and exercise of early redemption option on the $300 million senior notes due 2014 (see Note 18.1), the Group discontinued hedge accounting prospectively and recycled the outstanding amount from the cash flow hedge reserve related to those transactions to profit and loss (see Note 29.1).

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

In 2012, and simultaneously to entering into interest rate swaps for the 4.125% senior notes due 2019 (see above), the Group also entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of these senior notes. In 2007, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (€500 million for $670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity in connection with the transaction described above. Delhaize Group did not apply hedge accounting to this transaction because these swaps constitute an economic hedge with Delhaize America, LLC’s underlying €500 million term loan.

Delhaize Group also enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2013. Changes in fair value of these swaps are recorded in “Finance costs” in the income statement:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2013 (€)	Fair Value Dec. 31, 2012 (€)		Fair Value Dec. 31, 2011 (€)
2013	2014	€18	12m EURIBOR +3.79%	$24	12m LIBOR +3.85%	(1)	—		—
2012	2019	€225	3m EURIBOR +2.06%	$300	3m LIBOR +2.31%	(7)	1		—
2012	2013	€30	12m EURIBOR +3.77%	$40	12m LIBOR +3.85%	—	—		—
2012	2013	€1	12m EURIBOR +4.30%	$1	12m LIBOR +4.94%	—	—		—
2011	2012	€12	12m EURIBOR +4.83%	$17	12m LIBOR +4.94%	—	—		1
2009	2014	€76	6.60%	$100	5.88%	—	(4	)(1)	(11)
2007	2014	$670	3m LIBOR +0.98%	€500	3m EURIBOR +0.94%	14	(6)		(9)

(1)	As of December 31, 2012, $100 million/€76 million remained outstanding from the $300 million/€228 million currency swap. Following the redemption on the $300 million senior notes due 2014, the remaining outstanding amount of this swap was unwound and settled on January 3, 2013.

The Group reduces its credit and liquidity risk in connection with derivative financial instruments by entering into ISDA master agreements, the impact of these agreements is disclosed in Note 10.2.

20.	Provisions

(in millions of €)	Note	December 31,
		2013	2012	2011
Closed stores:	20.1
Non-current		94	89	37
Current		19	18	9
Self-insurance:	20.2
Non-current		84	90	89
Current		49	52	54
Pension benefit and other post-employment benefits:	21
Non-current		110	132	93
Current		9	10	3
Other:	20.3
Non-current		67	64	73
Current		13	8	10
Total provisions		445	463	368
Non-current		355	375	292
Current		90	88	76

20.1	Closed Store Provisions

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

Most obligations recognized relate to onerous lease contracts, predominantly for stores located in the U.S., with remaining lease terms ranging from 1 to 22 years. The average remaining lease term for closed stores was 6 years at December 31, 2013. The following table reflects the activity related to closed store provisions:

(in millions of €)	2013	2012	2011
Closed store provision at January 1	107	46	44
Additions:
Store closings - lease obligations	54	131	3
Store closings - other exit costs	5	12	—
Update of estimates	(5)	(15)	5
Interest expense (unwinding of discount)	8	7	4
Acquisition through business combination	—	—	2
Utilization:
Lease payments made	(32)	(27)	(12)
Lease terminations	(11)	(42)	—
Payments made for other exit costs	(7)	(13)	(1)
Transfer from (to) other accounts	(1)	11	—
Currency translation effect	(5)	(3)	1

Closed store provision at December 31	113	107	46

In 2013, Delhaize Group recognized an additional amount of €59 million for closed store provisions in connection with the closure of 43 stores in the United States (of which 24 Sweetbay stores), 5 in Southeastern Europe and 4 in Belgium. In 2012, additions to the store closing provisions of €143 million were recorded for the closing of 162 stores (mainly 126 in the U.S. and 31 underperforming Maxi stores) (see Note 28).

The “Other exit costs” primarily relate to termination benefits.

During 2013 and 2012, Delhaize Group paid €11 million and €42 million, respectively, of lease termination fees, primarily in the U.S. and to a lesser degree in Bulgaria.

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2011	103
Store closings added	16
Stores sold/lease terminated	(19)

Balance at December 31, 2011	100
Store closings added	162
Stores sold/lease terminated	(85)

Balance at December 31, 2012	177
Store closings added	52
Stores sold/lease terminated	(63)

Balance at December 31, 2013	166

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of €)	Note	2013	2012	2011
Other operating expenses	28	8	126	6
Interest expense included in “Finance costs”	29.1	5	6	3
Results from discontinued operations	5.3	49	3	3

Total		62	135	12

20.2	Self-insurance Provisions

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

The maximum retentions, including defense costs per occurrence, are:

•	$1.0 million per accident for workers’ compensation;

•	$3.0 million per occurrence for general liability;

•	$2.0 million per accident for vehicle accident; and

•	$5.0 million per occurrence for pharmacy claims.

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

The movements of the self-insurance provision were as follows:

(in millions of €)	2013	2012	2011
Self-insurance provision at January 1	142	143	121
Expense charged to earnings	174	190	168
Claims paid	(177)	(188)	(151)
Currency translation effect	(6)	(3)	5

Self-insurance provision at December 31	133	142	143

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows (currently estimated to last until 2030) are discounted with period specific discount rates.

20.3	Other Provisions

The other provisions mainly consist of long-term incentives, early retirement plans, legal provisions and onerous lease contracts (non-closed-store related), but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions were as follows:

(in millions of €)	2013	2012	2011
Other provisions at January 1	72	83	38
Acquisitions through business combinations	—	—	43
Expense charged to profit and loss	13	6	6
Payments made	(10)	(17)	(4)
Transfer (to) from other accounts	6	4	—
Currency translation effect	(1)	(4)	—

Other provisions at December 31	80	72	83

In 2011, Delhaize Group recorded as part of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1) €43 million of legal contingencies. These contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. At December 31, 2013 these contingencies amount to approximately €20 million.

21.	Employee Benefits

21.1	Pension Plans

Delhaize Group’s employees are covered by defined contribution and defined benefit pension plans, mainly in the U.S., Belgium, Greece and Serbia. In addition, the Group has also other post-employment defined benefit arrangements, being principally health care arrangements in the U.S.

The actuarial valuations performed on the defined benefit plans require making a number of assumptions about, e.g., discount rates, inflation, interest credited rating and future salary increases or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective currency in which the benefits will be paid and with the appropriate maturity; mortality rates are based on publicly available mortality tables for the specific country. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices. Actuarial gains and losses (i.e., experience adjustments and effects of changes in financial and demographic actuarial assumptions) and the return on the plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), are directly recognized in OCI. The assumptions are summarized below.

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

Based on Belgian law, the plan includes a minimum guaranteed return, which is substantially guaranteed by an external insurance company that receives and manages the contributions. Consequently, these plans have some defined benefit plan features, which have been assessed to currently be insignificant to the plan in total. Since July 2010, the Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees. The expenses related to these plans were €11 million in 2013, €10 million in 2012 and €9 million in 2011, respectively.

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

The expenses related to these U.S. defined contribution retirement plans were €44 million in 2013 (out of which €4 million presented as part of discontinued operations due to the announced disposal of Sweetbay, Harveys and Reid’s) and €46 million in 2012 (€5 million in discontinued operations) and €37 million in 2011 (€5 million in discontinued operations), respectively.

•	In addition, Delhaize Group operates defined contribution plans in Greece to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

•	In Belgium, Delhaize Group has a defined benefit pension plan covering approximately 5% of its employees. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the participant before his/her retirement or death. The plan is subject to the legal requirement to guarantee a minimum return on the contributions paid by plan participants. The assets of the plan, which are made up from the contributions, are managed through a fund that is administered by an independent insurance company, providing a minimum guaranteed return. The plan participant’s contributions are defined in the terms of the plan, while the annual contributions to be paid by the Group are determined based on the funding level of plan and are calculated based on current salaries, taking into account the legal minimum funding requirement, which is based on the vested reserves to which employees are entitled upon retirement or death. The plan mainly invests in debt securities in order to achieve the required minimum return. The Group bears any risk above the minimum guarantee given by the insurance company. There are no asset ceiling restrictions.

•	In the U.S., Delhaize Group operates several defined benefit pension plans. These plans are subject to the Employee Retirement Income Security Act of 1974 (ERISA). In line with ERISA, Delhaize America has established the Benefit Plans Fiduciary Committee (“the Committee”) to manage and administer all plans and serve as a fiduciary where applicable. Its main responsibilities include (a) establishing appropriate procedures for plan administration and operations, (b) managing participant rights and benefits, enrolling participants and maintaining plan records and (c) establishing and periodically updating an investment policy for the funded plans and investing, monitoring and safeguarding the assets of those plans. In accordance with its responsibilities, the Committee reviews the funding policy annually to determine if it is consistent with the plan’s projected benefit needs. The plans operated by Delhaize America can be grouped into three different types:

(a)	Cash balance plans set up a hypothetical individual account for each employee, and credits each participant annually with a plan contribution that is a percentage of the participant’s monthly compensation. The contributions are transferred to a separate plan asset that generates return based on the investment portfolio. The largest plan is funded, covers approximately 44% of the Hannaford employees and is subject to a minimum funding requirement.

The plan is not subject to any asset ceiling restrictions and any net assets are recognized in “Other non-current assets” (2012: $5 million (€4 million)).

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

Following the plan amendment, the investment policy for the funded plan was also changed and as from 2012 it mainly invests in debt securities.

(b)	Delhaize America sponsors unfunded non-qualified retirement savings plans offered to a limited number of Delhaize America employees. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant.

During 2012, Delhaize America amended a non-qualified defined contribution retirement and savings plan offered to Hannaford executives by closing it for new employees and future services. Following the plan amendment Delhaize America bears more than insignificant longevity and financing risk in connection with the plan. Consequently, the plan classification changed to a defined benefit plan and the net liability of $28 million (€22 million) was transferred from other non-current liabilities to pension benefit provisions.

(c)	Further, Delhaize America operates unfunded supplemental executive retirement plans (“SERP”), covering a limited number of executives. Benefits are calculated on the annual average of the participant’s annual cash compensation multiplied by a percentage based on years of service and age at retirement. These plans expose Delhaize America to risks relating to longevity and discount rate. In 2011, Delhaize America decided to discontinue the SERP.

•	In Serbia, Delhaize Group has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets. The main risks of the plan relate to the discount rate, inflation and the future salary increase.

•	In Greece, Delhaize Group operates an unfunded defined benefit post-employment plan. This plan relates to retirement benefits prescribed by Greek law, consisting of lump-sum compensation payable in case of normal retirement or termination of employment. The amount of the indemnity is based on the employees’ monthly earnings and a multiple depending on the length of service and the status of the employee. There is no legal requirement to fund these plans with contributions or other plan assets. The plan exposes the Group to risk in connection with the applicable discount rate and the future salary increase. The employees are covered by the plan once they have completed a minimum service period, generally one year. During 2013, following the change of the respective law, the indemnity payable by the Group has been limited to 16 years (previously 28 years) of service (and for employees who had more than 16 years of service upon law publication, the indemnity is based on service capped at that time up to a maximum of 28 years). The change resulted in a negative past service cost of €3 million which has been recognized when the plan amendment occurred.

Defined Benefit Plans

(in millions of €)	2013			2012			2011
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	180	153	333	174	122	296	161	117	278
Current service cost	1	5	6	2	5	7	8	4	12
Interest expense	7	3	10	8	5	13	8	5	13
Remeasurement (gain) loss
Effect of changes in demographic assumptions	—	—	—	—	6	6	—	—	—
Effect of changes in financial assumptions	(4)	(12)	(16)	(3)	20	17	13	3	16
Effect of experience adjustment	3	(8)	(5)	(2)	4	2	(2)	—	(2)
Past service cost	—	(1)	(1)	—	—	—	(10)	1	(9)
Currency translation effect	(7)	—	(7)	(3)	—	(3)	6	—	6
Benefit payments from the plan	(24)	(9)	(33)	(19)	(12)	(31)	(10)	(9)	(19)
Benefit payments from the employer	—	—	—	—	—	—	(1)	—	(1)
Settlement payments	—	1	1	—	1	1	—	1	1
Plan participants’ contributions	1	1	2	1	1	2	1	1	2
Business combinations/divestures/ transfers	—	—	—	22	1	23	—	—	—
Other	—	(1)	(1)	—	—	—	—	(1)	(1)

Benefit obligation at December 31	157	132	289	180	153	333	174	122	296
Change in plan assets:
Fair value of plan assets at January 1	125	72	197	130	73	203	123	74	197
Interest income	4	1	5	5	3	8	6	3	9
Remeasurement gain (loss)
Return on plan asset (excluding interest income)	(6)	(4)	(10)	4	5	9	(4)	3	(1)
Changes in asset ceiling (excluding interest income)	—	—	—	—	—	—	—	—	—
Currency translation effect	(5)	—	(5)	(2)	—	(2)	4	—	4
Employer contributions	9	8	17	6	3	9	12	2	14
Plan participants’ contributions	1	1	2	1	1	2	1	1	2
Benefits payments from the plan	(24)	(9)	(33)	(19)	(12)	(31)	(11)	(9)	(20)
Settlement payments	—	—	—	—	—	—	—	—	—
Expenses, taxes and premiums paid	—	—	—	—	(1)	(1)	—	(1)	(1)
Business combinations/divestures/ transfers	—	—	—	—	—	—	—	—	—
Other	—	(1)	(1)	—	—	—	(1)	—	(1)

Fair value of plan assets at December 31	104	68	172	125	72	197	130	73	203
Amounts recognized in the balance sheet:
Present value of defined benefit obligations	157	132	289	180	153	333	174	122	296
Fair value of plan assets	104	68	172	125	72	197	130	73	203

Net deficit/(surplus)	53	64	117	55	81	136	44	49	93
Defined benefit liability	53	64	117	59	81	140	44	49	93
Defined benefit asset	—	—	—	(4)	—	(4)	—	—	—

Net defined benefit liability	53	64	117	55	81	136	44	49	93

(in millions of €)	2013			2012			2011
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Weighted average assumptions used to determine benefit obligations:
Discount rate	4.85%	3.19%		3.49%	2.27%		4.17%	3.99%
Rate of compensation increase	4.25%	3.03%		4.25%	2.66%		4.25%	3.02%
Rate of price inflation	3.48%	2.02%		3.05%	2.00%		3.05%	2.00%
Interest credited rating (only applicable for the Hannaford Cash Balance Plan)	4.00%	—		4.00%	—		3.00%	—

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding all other assumptions constant, would have affected the defined benefit obligation as follows:

		United States plans		Plans outside of the United States
(in millions €)	Change in assumption	Increase	Decrease	Increase	Decrease
Discount rate	0.50%	(6)	6	(7)	8
Rate of compensation increase	0.50%	—	—	8	(8)
Mortality rate improvement	1 year	1	—	1	—
Interest credited rating (only applicable for the Hannaford Cash Balance Plan)	0.25%	2	(2)	—	—

(in millions of €)	2013			2012			2011
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of defined benefit cost:
Components of defined benefit cost recognized in the income statement:
Current service cost	1	5	6	2	5	7	8	4	12
Past service cost	—	(1)	(1)	—	—	—	(10)	1	(9)
Interest expense	7	3	10	8	5	13	8	5	13
Interest income	(4)	(1)	(5)	(5)	(3)	(8)	(6)	(3)	(9)
Administrative expenses and taxes	—	—	—	—	1	1	—	1	1
(Gain) loss on settlement	—	1	1	—	1	1	—	1	1

Components of defined benefit cost recognized in the income statement	4	7	11	5	9	14	—	9	9
Components of defined benefit cost recognized in OCI:
Remeasurements of defined benefit obligation
Effect of changes in demographic assumptions	—	—	—	—	6	6	—	—	—
Effect of changes in financial assumptions	(4)	(12)	(16)	(3)	20	17	13	3	16
Effect of experience adjustment	3	(8)	(5)	(2)	4	2	(2)	—	(2)
Remeasurement of plan assets
Return on plan asset	6	4	10	(4)	(5)	(9)	4	(3)	1

Components of defined benefit cost recognized in OCI	5	(16)	(11)	(9)	25	16	15	—	15

Total components of defined benefit cost	9	(9)	—	(4)	34	30	15	9	24

The plan assets of the Group’s defined benefit pension plan in Belgium is funded through a group insurance program and are part of the insurance company’s overall investments, benefiting from a guaranteed minimum return. The insurance company’s asset allocation was as follows:

	December 31,
	2013	2012	2011
Equities (all instruments have quoted price in active market)	6%	5%	5%
Debt (all instruments have quoted price in active market)	92%	91%	94%
Other assets (e.g., cash and cash equivalents)	2%	4%	1%

In 2014, the Group expects to contribute approximately €8 million to the defined benefit pension plan in Belgium.

The weighted average duration of the plans outside the United States is 11.0 years (11.9 years in 2012 and 8.6 years in 2011). The timing of the benefit payments for these plans are as follows:

(in millions of €)	2014	2015	2016	2017	2018	Thereafter	Total
As of December 31, 2013	2	3	4	7	4	226	246

The Hannaford plan asset allocation was as follows:

	December 31,
	2013	2012	2011
Equities	0%	0%	49%
Debt (all instruments have quoted price in active market)	92%	95%	49%
Other assets (e.g., cash and cash equivalents)	8%	5%	2%

In 2012, Delhaize America performed a review of the plan’s funding position and the investment policy applied by the plan. Following the freezing of the plan, the Group’s exposure to continuously growing defined benefit obligations has decreased and Delhaize America changed the investment strategy of the plan and intends to invest going forward mainly in debt securities.

The 2012 year-end actuarial calculation resulted in a benefit to the Group and due to the improved funding position Delhaize Group expects that only insignificant contribution will be made to the plan during 2014.

The weighted average duration of the United States plans is 10.5 years (9.9 years in 2012 and 9.2 years in 2011). The timing of the benefit payments for these plans is as follows:

(in millions of €)	2014	2015	2016	2017	2018	Thereafter	Total
As of December 31, 2013	15	8	9	9	9	187	237

Total defined benefit expenses in profit or loss were €11 million, €14 million and €9 million for 2013, 2012 and 2011 (amounts reclassified to discontinued operations as a result of the Sweetbay disposal are not significant), respectively, and can be summarized as follows:

(in millions of €)	2013	2012	2011
Cost of sales	1	1	2
Selling, general and administrative expenses	10	13	7

Total defined benefit expense recognized in profit or loss	11	14	9

21.2	Other Post-Employment Benefits

In the U.S., the Group provides certain health care and life insurance benefits for retired employees, which qualify as defined benefit plans. A limited number of Delhaize America employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2013 was €2 million (2012 and 2011: €3 million). As the health care plans are unfunded, the total net liability was €2 million in 2013 and €3 million in 2012 and 2011 respectively. During 2013, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

	December 31,
	2013	2012	2011
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	4.30%	3.30%	3.80%
Current health care cost trend	7.60%	7.80%	9.09%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2020	2018	2017

A change by 100 basis points in the assumed health care trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3	Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for employees of its non-U.S. operating companies; warrant, restricted and performance stock unit plans for employees of its U.S. based companies.

•	Under a warrant plan the exercise by the employee of warrants results in the issuance of new shares, while stock options, restricted and performance stock units are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In case when the capital increase occurs after year-end for warrants exercised before year-end, which usually relates to a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If assessed to be dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.

•	Restricted and performance stock unit awards represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group’s Corporate Governance Charter available on the Company’s website (www.delhaizegroup.com).

The share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. All share-based compensation plans contain service vesting conditions. In addition the performance stock unit plans also contain a performance condition, whereby the vesting is linked to the achievement of a non-market financial performance condition, currently being the Group’s Return on Invested Capital (ROIC) target. Both service conditions and non-market performance condition are not reflected in the grant-date fair value, but result in a true-up for changes in the number of equity instruments that are expected to vest.

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

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group ADR price on the date of the grant (U.S. plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-U.S. plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were €16 million in 2013 and €13 million in 2012 and 2011.

Non-U.S. Operating Entities Stock Options Plans

In its non-U.S. operating entities, Delhaize Group grants stock options to vice presidents and above.

25% of the options granted under these plans vest immediately and the remaining options vest after a service period of approximately 3 1⁄2 years, the date at which all options become exercisable. Options expire seven years from the grant date.

Delhaize Group stock options granted to employees of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2013	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2013 grant under the 2007Stock option plan	December 2013	93 063	93 063	€41.71	1	Jan. 1, 2017 – May 29, 2020
	November 2013	15 731	15 731	€43.67	1	Jan. 1, 2017 – May 29, 2020
	May 2013	267 266	267 266	€49.85	111	Jan. 1, 2017 – May 29, 2020
2012 grant under the 2007Stock option plan	November 2012	35 000	35 000	€26.39	1	Jan. 1, 2016 – May 24, 2019
	May 2012	362 047	362 047	€30.99	95	Jan. 1, 2016 – May 24, 2019
2011 grant under the 2007Stock option plan	June 2011	290 078	266 755	€54.11	83	Jan. 1, 2015 - June 14, 2018
2010 grant under the 2007Stock option plan	June 2010	198 977	176 210	€66.29	80	Jan. 1, 2014 - June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	196 242	€50.03	73	Jan. 1, 2013 - June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	206 866	€49.25	318	Jan. 1, 2012 - May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	158 848	€71.84	619	Jan. 1, 2011 - June 7, 2017	(1)

(1)	In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration date of the exercise period of the plan, i.e., June 7, 2014.

Activity associated with non-U.S. stock option plans was as follows:

2013	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 606 255	49.95
Granted	376 060	47.58
Exercised	(11 166)	49.56
Forfeited	(58 753)	57.02
Expired	(134 368)	49.55

Outstanding at end of year	1 778 028	49.25
Options exercisable at end of year	738 166	58.39

2012	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 379 150	55.71
Granted	397 047	30.58
Exercised	—	—
Forfeited	(16 463)	55.73
Expired	(153 479)	50.97

Outstanding at end of year	1 606 255	49.95
Options exercisable at end of year	742 612	54.61

2011	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 328 980	55.92
Granted	290 078	54.11
Exercised	(80 506)	41.75
Forfeited	(58 767)	58.00
Expired	(100 635)	63.65

Outstanding at end of year	1 379 150	55.71
Options exercisable at end of year	687 629	55.23

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2013 was 4.31 years (2012: 4.34 years; 2011: 4.20 years). The weighted average share price for options exercised during 2013 and 2011 amounted to respectively €51.48 and €57.00. No options were exercised during 2012.

The following table summarizes stock options outstanding and exercisable as of December 31, 2013, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in €)
€26.39 - €43.67	505 841	5.62	33.04
€49.25 - €54.11	937 129	3.92	50.97
€66.29 - €71.84	335 058	3.44	68.92

€26.39 - €71.84	1 778 028	4.31	49.25

Stock options exercisable at the end of 2013 had a weighted average remaining contractual term of 2.60 years (2012: 2.80; 2011: 2.85).

The weighted average fair values of stock options granted and assumptions used on the date of grant for their estimations were as follows:

	Dec. 2013	Nov. 2013	May 2013	Nov. 2012	May 2012	2011
Share price (in €)	43.20	43.67	50.09	26.39	28.41	49.99
Expected dividend yield (%)	3.4	3.4	3.4	3.4	3.3	2.6
Expected volatility (%)	24.3	24.5	27.0	26.7	26.0	25.9
Risk-free interest rate (%)	1.1	0.9	0.7	0.6	0.7	2.3
Expected term (years)	6.0	6.0	6.0	5.8	5.8	5.3
Fair value of options granted (in €)	6.98	6.52	8.43	4.27	3.86	8.62

U.S. Operating Entities Warrants Plans

In its U.S. operating entities, Delhaize Group grants warrants for its vice presidents and above.

Warrants granted under the “Delhaize Group 2012 Stock Incentive Plan” and the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date. Share-based awards granted to employees of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at Dec. 31, 2013	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2012 Stock Incentive plan - Warrants	November 2013	11 237	11 237		$58.40	1	2023
	May 2013	368 139	368 139		$64.75	59	2023
	August 2012	300 000	—		$39.62	1	2022
	May 2012	291 727	229 254		$38.86	75	2022
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	299 280		$78.42	75	2021
	June 2010	232 992	210 453		$78.33	74	2020
	June 2009	301 882	208 168		$70.27	88	2019
	May 2008	528 542	292 244		$74.76	237	2018
	June 2007	1 165 108	800 235		$96.30	3 238	2017
	June 2006	1 324 347	385 380		$63.04	2 983	2016
	May 2005	1 100 639	212 120		$60.76	2 862	2015
	May 2004	1 517 988	135 132		$46.40	5 449	2014
Delhaize America 2002 Stock Incentive plan - Options not backed by warrants	Various	3 221	2 154	$ -$	74.76 78.33	11	Various

Activity related to the Delhaize Group 2012 and 2002 Stock Incentive Plans was as follows:

2013	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 521 876	69.27
Granted	379 376	64.56
Exercised(1)	(534 043)	41.36
Forfeited/expired	(213 413)	74.30

Outstanding at end of year	3 153 796	73.09
Options exercisable at end of year	2 313 002	75.20

2012	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 195 599	74.22
Granted	591 727	39.25
Exercised	(28 561)	42.14
Forfeited/expired	(236 889)	64.27

Outstanding at end of year	3 521 876	69.27
Options exercisable at end of year	2 322 027	74.56

2011	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 313 126	72.31
Granted	318 524	78.42
Exercised	(318 545)	56.54
Forfeited/expired	(117 506)	79.82

Outstanding at end of year	3 195 599	74.22
Options exercisable at end of year	2 206 490	73.87

(1)	Includes 6 177 warrants exercised by employees, for which a capital increase had not occurred before December 31, 2013.

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2013 is 3.77 (2012: 4.76; 2011: 5.10). The weighted average share price for stock options exercised during 2013 amounts to $60.80 (2012: $52.87; 2011: $79.73).

The following table summarizes share-based awards outstanding as of December 31, 2013, and the related weighted average remaining contractual life (years) and weighted average exercise price under the share-based compensation plans for employees of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in $)
$38.86 - $58.40	375 623	3.91	42.16
$60.76 - $74.76	1 467 384	4.01	66.51
$78.33 - $96.30	1 310 789	3.46	89.32

$38.86 - $96.30	3 153 796	3.77	73.09

Stock options exercisable at the end of 2013 had a weighted average remaining contractual term of 2.85 years (2012: 3.60; 2011: 4.40).

The fair values of stock options granted and assumptions used for their estimation were as follows:

	Nov. 2013	May 2013	Aug. 2012	May 2012	2011
Share price (in $)	58.40	64.75	39.62	38.86	78.42
Expected dividend yield (%)	3.6	3.6	3.6	3.5	2.9
Expected volatility (%)	27.5	27.9	27.1	27.9	26.0
Risk-free interest rate (%)	1.2	0.8	0.5	0.6	1.2
Expected term (years)	4.4	4.4	4.2	4.2	4.0
Fair value of options granted (in $)	9.37	10.26	5.89	6.10	12.61

U.S. Operating Entities Restricted and Performance Stock Unit Plan

Restricted Stock Unit Plans

Until 2012, Delhaize Group granted restricted stock units to eligible Directors and above. However, as from 2013, Vice Presidents and above no longer receive restricted stock units, instead they are awarded performance stock units (see below). Further, as from the 2013 grant, the vesting scheme of these awards has been changed from a five-year period starting at the end of the second year following the grant date into a cliff vesting after 3 years. When the award vests, the associate receives - at no cost to the associate - ADRs equal to the number of restricted stock units that have vested, free of any restriction.

Restricted stock unit awards granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and the “Delhaize America 2002 Restricted Stock Unit Plan” (grants prior to 2012) were as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2013	Number of Beneficiaries (at the moment of issuance)
May 2013	72 305	66 537	177
August 2012	40 000	—	1
May 2012	126 123	74 578	253
June 2011	128 717	48 796	249
June 2010	123 917	28 064	243
June 2009	150 073	13 324	245

Activity related to the restricted stock plans was as follows:

2013	Shares
Outstanding at beginning of year	458 733
Granted	72 305
Released from restriction	(262 542)
Forfeited/expired	(37 197)

Outstanding at end of year	231 299

2012	Shares
Outstanding at beginning of year	520 584
Granted	166 123
Released from restriction	(210 611)
Forfeited/expired	(17 363)

Outstanding at end of year	458 733

2011	Shares
Outstanding at beginning of year	597 111
Granted	128 717
Released from restriction	(185 549)
Forfeited/expired	(19 695)

Outstanding at end of year	520 584

The fair value at date of grant for restricted stock unit awards granted during 2013, August 2012, May 2012 and 2011 was $64.75, $39.62, $38.86 and $78.42, respectively, based on the share price at the grant date, respectively.

Performance stock units

In 2013, Delhaize Group granted performance stock units to U.S. operating entities Vice Presidents and above. Performance stock units are restricted stock units, with additional performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of non-market financial performance condition targets (ROIC) over a cumulative 3-year period. When the award vests, the associate receives - at no cost to the associate - ADRs equal to the number of restricted stock units that have vested, free of any restriction.

Performance stock units granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” were as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2013	Number of Beneficiaries (at the moment of issuance)
November 2013	3 979	3 979	1
May 2013	122 364	122 364	60

The fair value of the performance stock units issued in November and May 2013 was $58.40 and $64.75, respectively. No performance stock units forfeited during 2013.

22.	Income Taxes

The major components of income tax expense for 2013, 2012 and 2011 were:

(in millions of €)	2013		2012		2011
Continuing operations
Current tax	149		100		96
Taxes related to prior years recorded in the current year	—		(57	)(1)	5
Utilization of previously unrecognized tax losses and tax credits	—		—		(1)
Other (current tax related)	2		2		—
Deferred tax	(67)		(46)		48
Deferred taxes related to prior years recorded in the current year	—		5		(5)
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(1)		(6)		(2)
Derecognition of previously recorded deferred tax assets	2		18		3
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	(8	)(3)	13	(2)	1

Total income tax expense from continuing operations	77		29		145
Discontinuing operations
Current tax	3		8		6
Deferred tax	(20)		(17)		2

Total income tax expense from discontinued operations	(17)		(9)		8

Total income tax expense from continuing and discontinued operations	60		20		153

(1)	Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(2)	End 2012, the Serbian government enacted an increase in tax rate from 10% to 15%, effective as from January 1, 2013.
(3)	Relates to the benefit we recognized as a result of the reorganization of some of our US operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

Reconciliation of effective tax rate:

(in millions of €)	2013		2012		2011
Profit before taxes and discontinued operations	303		189		610
Share of results of joint venture equity accounted	(4)		(4)		(4)
Result from discontinued operations, before taxes	(60)		(67)		15

Total profit before taxes, excl. share of results of joint venture	239		118		621
Assumed taxes applying the Group’s domestic tax rate (33.99%)	81		40		211
Effect of different tax rates in jurisdictions outside Belgium	23		33		(7)
Taxes related to prior years recorded in current year	—		(52	)(2)	—
Tax effects of:
Changes in tax rate or imposition of new taxes	(8	)(4)	13	(3)	1
Nontaxable income	(36)		(32)		(3)
Nondeductible expenses	30		28		7
Deductions from taxable income(1)	(42)		(44)		(63)
Tax charges on dividend income	3		8		4
(Recognition) non recognition of deferred tax assets	7		24		3
Other	2		2		—

Total income tax expense from continuing and discontinued operations	60		20		153

Effective income tax rate	25.1%		16.9%		24.6%

(1)	Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.
(2)	Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(3)	In December 2012, the Serbian government enacted an increase in tax rate from 10% to 15%, effective as from January 1, 2013.
(4)	Relates to the benefit we recognized as a result of the reorganization of some of our US operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of €)	2013	2012	2011
Current tax	(1)	2	(1)
Deferred tax	2	(5)	(8)

Total tax charged (credited) directly to equity	1	(3)	(9)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.0 billion at December 31, 2013 and 2012 and €4.1 billion at December 31, 2011.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

(in millions of €)	December 31,
	2013	2012	2011
Deferred tax liabilities	444	568	623
Deferred tax assets	71	89	97

Net deferred tax liabilities	373	479	526

The changes in the overall net deferred tax liabilities were as follows:

(in millions of €)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2011	580	(17)	(77)	(33)	(5)		448
Charge (credit) to equity for the year	—	—	—	(6)	(2	)(1)	(8)
Charge (credit) to profit or loss for the year	(41)	1	2	(1)	85		46
Effect of change in tax rates	—	—	—	—	1		1
Acquisition	36	(3)	—	—	(11)		22
Transfers (to) from other accounts	(1)	1	1	—	(1)		—
Currency translation effect	12	—	(2)	(1)	8		17
Net deferred tax liabilities at December 31, 2011	586	(18)	(76)	(41)	75		526
Charge (credit) to equity for the year	—	—	—	(4)	(1	)(1)	(5)
Charge (credit) to profit or loss for the year	(45)	(26)	1	(3)	27		(46)
Effect of change in tax rates	13	—	—	—	—		13
Divestiture	(1)	—	—	—	1		—
Transfers (to) from other accounts	(1)	—	—	—	1		—
Currency translation effect	(10)	1	1	—	(1)		(9)

Net deferred tax liabilities at December 31, 2012	542	(43)	(74)	(48)	102		479
Charge (credit) to equity for the year	—	—	—	4	(2)		2
Charge (credit) to profit or loss for the year	(61)	(5)	2	(2)	(20)		(86)
Effect of change in tax rates	(3)	—	—	(2)	(3)		(8)
Divestiture	2	—	—	—	—		2
Transfers (to) from other accounts	(1)	2	—	—	(3)		(2)
Currency translation effect	(17)	2	2	2	(3)		(14)

Net deferred tax liabilities at December 31, 2013	462	(44)	(70)	(46)	71		373

(1)	In 2012 and 2011, includes €2 million and €(2) million, respectively, in relation to the cash flow hedge reserve (terminated in 2013).

At December 31, 2013, Delhaize Group did not recognize deferred tax assets of €194 million, of which:

•	€36 million relates to U.S. tax loss carry-forwards of €857 million and U.S. state tax credits, which if unused would expire at various dates between 2014 and 2033;

•	€9 million relates to tax loss carry-forwards of €88 million in Europe, which if unused would expire at various dates between 2014 and 2018;

•	€9 million relates to tax credits in Europe, which if unused would expire at various dates between 2014 and 2023;

•	€121 million relates to several deferred tax assets (primarily tax loss carry-forwards of €378 million) in Europe which can be utilized without any time limitation;

•	€6 million relates to capital losses that can only be offset against capital gains in Europe, which if unused would expire in 2018; and

•	€13 million relates to impairment in Europe that could result in capital losses which will probably not be offset against realized capital gains within the applicable time limitations.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2013, the recognized deferred tax assets relating to unused tax losses and unused tax credits was €18 million.

23.	Accrued Expenses

(in millions of €)	December 31,
	2013	2012	2011
Accrued payroll and short-term benefits	404	327	329
Accrued interest	37	33	42
Other	83	75	69

Total accrued expenses	524	435	440

24.	Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of €)	Note	2013	2012	2011
Product cost, net of vendor allowances and cash discounts	25	15 378	15 256	14 005
Employee benefits	26	2 866	2 818	2 621
Supplies, services and utilities purchased		815	814	759
Depreciation and amortization	7, 8, 9	579	599	540
Operating lease expenses	18.3	293	289	276
Repair and maintenance		238	238	201
Advertising and promotion		185	189	161
Other expenses(1)		126	113	121

Total expenses by nature		20 480	20 316	18 684
Cost of sales	25	16 004	15 891	14 586
Selling, general and administrative expenses		4 476	4 425	4 098

Total expenses by function		20 480	20 316	18 684

(1)	Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses.”

25.	Cost of Sales

(in millions of €)	Note	2013	2012	2011
Product cost, net of vendor allowances and cash discounts	24	15 378	15 256	14 005
Purchasing, distribution and transportation costs		626	635	581

Total		16 004	15 891	14 586

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (€14 million, €13 million and €17 million in 2013, 2012 and 2011, respectively).

26.	Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of €)	Note	2013	2012	2011
Wages, salaries and short-term benefits including social security		2 787	2 740	2 558
Share-based compensation expenses	21.3	16	13	13
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	63	65	50

Total	24	2 866	2 818	2 621

Employee benefit expenses were recognized in the income statement as follows:

(in millions of €)	2013	2012	2011
Cost of sales	355	357	337
Selling, general and administrative expenses	2 511	2 461	2 284

Employee benefits for continuing operations	2 866	2 818	2 621
Results from discontinued operations	208	246	225

Total	3 074	3 064	2 846

27.	Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of €)	2013	2012	2011
Rental income	50	49	43
Income from waste recycling activities	20	19	24
Services rendered to wholesale customers	6	7	11
Gains on sale of property, plant and equipment	11	10	3
Gains on sale of businesses	9	—	—
Other	33	31	31

Total	129	116	112

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores operated by independent third parties, leading to a gain on disposal of €9 million, included in “Gain on sale of businesses.” The caption “Other” contains a €7 million favorable impact of a litigation settlement for which a provision had been recorded during the purchase price allocation of Delta Maxi and a €4 million reversal of legal provisions in Serbia.

During 2012, Delhaize Group recognized €3 million of government grant income and €5 million of lease termination/settlement income in “Other” and in 2011, this caption contained an insurance reimbursement related to tornado damages in the U.S. (€13 million).

28.	Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of €)	2013	2012	2011
Store closing expenses	8	126	6
Reorganization expenses	15	—	—
Impairment losses	213	220	140
Losses on sale of property, plant and equipment	21	21	13
Other	13	9	13

Total	270	376	172

During 2012, Delhaize Group closed a total of 180 stores, of which 146 stores (126 in the United States and 20 Maxi stores) were closed early 2012 following a store portfolio review both in the United States and Europe, resulting in total store closing charges of €141 million. These charges were partly offset by €15 million resulting from the periodic update of estimates used for the store closing provision (see Note 20.1).

In 2013, the Group recorded €15 million reorganization charges related to the severance of support services senior management and employees in the U.S.

Impairment losses recognized in continued operations can be summarized as follows:

(in millions of €)	Note	2013	2012	2011
Goodwill	6	124	126	—
Intangible assets	7	72	17	3
Property, plant & equipment	8	11	45	120
Investment property	9	6	14	17
Assets held for sale	5.2	—	18	—

Total		213	220	140

In 2013, the Group recorded impairment losses on its Serbian goodwill (€124 million) and trade names (€67 million), the Piccadilly brand in Bulgaria (€4 million) and some other intangible assets at Delhaize America (€1 million).

In 2012 the Group impaired 100% of the goodwill recognized in Bulgaria and Bosnia & Herzegovina (totaling €41 million) and €85 million with respect to the Serbian goodwill. The Group further recognized impairment charges in connection with the Piccadilly brand in Bulgaria for €15 million, and other intangible assets at Delhaize America for €2 million. In addition, the Group recognized impairment charges of €45 million in property, plant and equipment relating to (i) the closure of 11 stores and 3 underperforming stores in the United States for €12 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the underperformance of 6 stores in Belgium (€5 million). Further, impairment charges of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

During 2011, the Group performed a review of its store portfolio and, as a result, recorded impairment losses for 126 stores and one distribution center in the U.S. (€115 million in addition to the €5 million already recorded on several stores during the year) and several of its investment properties (€17 million).

“Other” primarily consists of hurricane and other natural disasters related expenses, as well as legal provision/settlement expenses.

29.	Financial Result

29.1	Finance Costs

(in millions of €)	Note	2013	2012	2011
Interest on short- and long-term borrowings		123	134	120
Amortization of debt discounts (premiums) and financing costs		4	5	7
Interest on obligations under finance leases		57	67	68
Interest charged to closed store provisions (unwinding of discount)	20.1	5	6	3

Total interest expenses		189	212	198
Foreign currency losses (gains) on debt covered by cash flow hedge	30	—	(1)	7
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	—	4	(5)

Total cash flow hedging impact		—	3	2
Fair value losses (gains) on debt instruments — fair value hedges	19	(22)	3	(5)
Fair value losses (gains) on derivative instruments — fair value hedges	19	22	(6)	5

Total fair value hedging impact		—	(3)	—
Foreign currency losses (gains) on debt instruments	30	14	13	(17)
Fair value losses (gains) on cross-currency interest rate swaps		(13)	(4)	2
Amortization of deferred loss on discontinued hedge	16	1	—	—
Other finance costs		6	27	9
Less: capitalized interest		—	(2)	(2)

Total		197	246	192

In January 2013, the remaining $99 million of the original $300 million senior notes, issued in February 2009 and due 2014 and part of a designated cash flow hedge relationship (see Note 19), were redeemed without any material profit or loss impact. In 2012, $201 million was redeemed and a foreign currency gain of €1 million was realized compared to a loss of €7 million in 2011. This amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (€2 million loss in 2012 and €5 million gain in 2011). Additionally, a loss of €2 million was recycled from OCI to profit or loss in 2012 following the tender of the senior notes in December 2012 (see Note 18.1) and the termination of hedge accounting.

In 2013, other finance costs mainly contain commitment fees for credit lines. In 2012, this caption included €17 million net debt refinancing transactions costs (see Note 18.1) consisting of (i) net loss on debt repurchases of € 14 million (€36 million of agreed early repayment premiums and partly offset by fair value gains of €22 million on the related notes), and (ii) settlement of the underlying cross-currency interest swaps (€3 million).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.5%, 5.6% and 6.2% in 2013, 2012 and 2011, respectively.

29.2	Income from Investments

(in millions of €)	Note	2013	2012	2011
Interest and dividend income from bank deposits and securities		9	5	9
Gains on disposal of securities		—	6	8
Foreign currency gains on financial assets	30	—	3	7
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		—	—	(2)
Other investing income		—	2	1

Total		9	16	23

No impairment losses on financial assets were incurred during 2013, 2012 and 2011.

30.	Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of €)	Note	2013	2012	2011
Cost of sales		—	1	—
Selling, general and administrative expenses		—	(2)	1
Finance costs	29.1	14	12	(10)
Income from investments	29.2	—	(3)	(7)

Total		14	8	(16)

31.	Earnings Per Share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. The Group only has dilutive potential share-based awards (see Note 21.3). Dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 3 982 153, 4 581 153 and 2 651 448 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2013, 2012 and 2011, respectively, as their effect was anti-dilutive because their average exercise price was higher than the average market price during the year.

Basic and diluted earnings per share for 2013, 2012 and 2011 were as follows:

(in millions of €, except numbers of shares and earnings per share)	2013	2012	2011
Net profit from continuing operations	226	160	465
Net profit (loss) from continuing operations attributable to non-controlling interests	4	(2)	—

Group share in net profit from continuing operations for basic and diluted earnings	222	162	465
Result from discontinued operations, net of tax	(43)	(58)	7

Group share in net profit for basic and diluted earnings	179	104	472

Weighted average number of ordinary shares outstanding	101 029 095	100 777 257	100 683 828
Adjusted for dilutive effect of share-based awards	540 552	356 326	742 075

Weighted average number of diluted ordinary shares outstanding	101 569 647	101 133 583	101 425 903

Basic earnings per ordinary share (in €):
From continuing operations	2.20	1.61	4.62
From discontinued operations	(0.43)	(0.57)	0.07

Basic EPS attributable to the equity holders of the Group	1.77	1.03	4.69
Diluted earnings per ordinary share (in €):
From continuing operations	2.19	1.60	4.59
From discontinued operations	(0.43)	(0.57)	0.07

Diluted EPS attributable to the equity holders of the Group	1.76	1.03	4.65

32.	Related Party Transactions

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

Compensation of Directors

The individual Directors’ remuneration granted for the fiscal years 2013, 2012 and 2011 is set forth in the “Corporate Governance” section of this annual report. The total gross remuneration of Directors, before deduction of withholding taxes, is as follows:

(in thousands of €)	2013	2012	2011
Total remuneration non-executive Directors	985	998	1 049
Executive Director
Pierre-Olivier Beckers-Vieujant (1)	80	80	80

Total	1 065	1 078	1 129

(1)	The amounts solely relate to his remuneration as Executive Director and do not include his compensation as CEO.

Compensation of Executive Committee

The table below sets forth the number of performance and restricted stock unit awards, stock options and warrants granted by the Group during 2013, 2012 and 2011 to its Executive Committee. For more details on the share-based incentive plans, see Note 21.3.

	2013	2012	2011
Performance stock unit awards	32 359	—	—
Restricted stock unit awards	—	62 349	24 875
Stock options and warrants	280 974	527 737	73 583

For information regarding the number of performance and restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officers and the other members of the Executive Committee, we refer to the Remuneration Report included in the “Corporate Governance Statement” of this annual report.

The aggregate compensation for the members of Executive Committee recognized in the income statement is summarized below.

Amounts are gross before deduction of withholding taxes and social security contributions due by the employees and include social security contributions due by the Company. They do not include the compensation of the former CEO as director of the Company that is separately disclosed above.

In 2013, the aggregate compensation includes termination benefits for the former CEO who left the company at the end of 2013, the pro-rata share of compensation and termination benefits for three other members of the Executive Committee who left the Company in 2013, and the pro-rata share of compensation of the new CEO and one new Executive Committee member, who joined the Company in 2013.

In 2012, the aggregate compensation includes the pro-rata share of compensation of two members of the Executive Committee who joined the company in 2012, and the pro-rata share of compensation of one member of the Executive Committee who left the company, as well as his termination benefits.

(in millions of €)	2013	2012	2011
Short-term benefits(1)	9	8	6
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	1	1	2
Termination benefits	17	1	—
Share-based compensation	3	3	3

Total compensation expense recognized in the income statement	31	14	12

(1)	Short-term benefits include base salary and other short-term benefits, the annual bonus payable during the subsequent year for performance achieved during the respective years and the portion recognized in 2013 of retention bonuses granted in 2013 to certain members of the Executive Committee.
(2)	The members of Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Upon his resignation, Roland Smith, who was a member of the Executive Committee until September 4, 2013, exercised 300 000 warrants and the vesting of his restricted stock units (40 000) was accelerated. He subsequently sold 320 360 shares to Delhaize Group (see Note 16).

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

As of December 31, 2013, purchase obligations were €155 million (2012: €164 million and 2011: €238 million), of which €44 million related to the acquisition of predominantly property, plant and equipment and for a smaller amount intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34.	Contingencies and Financial Guarantees

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings (individually or in the aggregate) that is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any currently pending litigation or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2011, 2012 and 2013, Delhaize Group expects continued audit activity in 2014. While the ultimate outcome of tax audits is not certain, the Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of our filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business.

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal in front of the Court of Appeal of Brussels regarding the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities for violation of the rights of Delhaize Belgium and other retailers and therefore requested a suspension of the procedure pending in front of the Belgian Competition Authority. A final ruling by the Court of Appeal on the merits of the procedural challenge is possible by the end of 2014. Based on the information contained in the investigation report and relevant case precedents, Delhaize Group does not have sufficient information to estimate a possible fine or compensation payment that may result from any adverse future decision of the Belgian Competition Authority. According to Belgian legislation, fines for competition law infringements are calculated on the turnover of the products affected by the alleged infringement in the last full year of the alleged coordination activities, capped at 10% of the Group’s annual Belgian revenues in the year preceding the decision of the Competition Authority. However, there are many variables and uncertainties associated with the application of the relevant legislation to the facts and circumstances of this investigation, regardless of the outcome of the procedural appeal pending before the Court of Appeal. Moreover, a decision on the merits of the matter by the Authority would likely not occur before 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Consequently, Delhaize Group currently does not have sufficient information available to make a reliable estimate of any possible financial impact or the timing thereof.

In a separate matter related to another of Delhaize Group’s operations, Mega Image in Romania, the Group has, since 2009, answered a series of questionnaires sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. At December 31, 2013, these broad inquiries have neither resulted in the issuance of any investigation report nor of a Statement of Objections. The Romanian legislation provides that antitrust fines, if any, are based on a percentage of the total turnover of the year preceding a decision by the Romanian Competition Plenum.

In a shareholders’ matter related to the Group’s wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. The decision of the Court of First Instance of Athens is expected in 2014.

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s, the Group will provide guarantees for a number of existing operating or finance lease contracts, which extend through 2036. In the event of a future default of the buyer,

Delhaize Group will be obligated under the terms of the contract to the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, as of December 31, 2013. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

(in millions of €)	2014	2015	2016	2017	2018	Thereafter	Total
Finance leases
Future minimum lease payments	7	7	7	7	7	52	87
Less amount representing interest	(5)	(5)	(5)	(4)	(4)	(18)	(41)

Present value of minimum lease payments	2	2	2	3	3	34	46
Operating leases
Future minimum lease payments (for non-cancellable leases)	14	14	14	13	11	47	113

In addition, at December 31, 2013, Delhaize Group issued other financial guarantees for a total amount of €3 million.

35.	Subsequent Events

In February 2014, Delhaize Group announced the planned sale of its Bulgarian operations to AP Mart. The Group expects to recognize an impairment loss of approximately €10 million and going forward will classify these operations as assets held for sale and discontinued operations. The transaction is expected to close in the second quarter of 2014 and is subject to regulatory approval as well as customary closing conditions and working capital adjustments.

Also in February 2014, Delhaize Group received approval from the U.S. Federal Trade Commission (FTC) to proceed with the sale of its Sweetbay, Harveys and Reid’s operations to Bi-Lo (see Note 5.2). As part of the clearance, Bi-Lo agreed to divest 12 Delhaize America stores and Delhaize Group agreed to retain two other stores and convert them into the Food Lion banner. The FTC’s approval is pursuant to a consent order accepted by the FTC for public comment on February 25, 2014. The order is subject to final approval by the FTC after the close of a 30-day comment period, which expired on March 27, 2014. We have since completed the portion of the transaction involving the Sweetbay operations, and continue to expect the entire transaction to be completed during the first half of 2014.

In March 2014, our Board of Directors proposed a gross dividend of €1.56 per share to be paid to owners of ordinary shares against coupon no. 52 on June 2, 2014. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.17 per share. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 22, 2014 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 12, 2014, is €160 million.

In April 2014, Delhaize Group announced an agreement with Tropic Group B.V. to divest all of its 39 Bosnian and Herzegovinian stores. This transaction is expected to close in the third quarter subject to regulatory approval and working capital adjustments.

Also in April 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Also in April 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility (the “New Facility Agreement”), which is extendable by a maximum of two years if requested by us and agreed to by each lender for their commitment in the New Facility Agreement. Subsequent to the execution of the New Facility Agreement, we terminated all of the commitments under the €600 million, five-year multi-currency, unsecured revolving credit facility that was in place since April 2011.

36.	List of Consolidated and Associated Companies and Joint Ventures

A.	Fully Consolidated

		Ownership interest in %
		2013	2012	2011
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Alliance Wholesale Solutions, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A	100.0	100.0	—

Anadrasis S.A. (1)	81, Spaton Avenue, Gerakas, Athens, Greece	—	100.0	100.0
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.(2)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	100.0	100.0
ATTM Consulting and Commercial, Ltd.(2)	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	—	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC(2)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Southeast, LLC(2)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	100.0	100.0	100.0
C Market a.d. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	75.4	75.4	75.4
Delhaize Albania SHPK(3)	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	—	100.0	100.0
Delhaize America Distribution, LLC(4)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	—	—
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Supply Chain Services, Inc.(4)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	—	—
Delhaize BH d.o.o. Banja Luka	Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina	100.0	100.0	100.0
Delhaize Distribution Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d’Olm 51, Z.I., 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Montenegro d.o.o. Podgorica(3)	Josipa Broza Tita 23a, 81 000 Podgorica, Montenegro	—	100.0	100.0
Delhaize Serbia d.o.o. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	100.0
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0

		Ownership interest in %
		2013	2012	2011
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Dofalex SCSA(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	—	—
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ela d.o.o. Kotor(3)	Trg od oruzja bb, Kotor, Montenegro	—	100.0	51.0
ENA S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	100.0
FL Food Lion, LLC(2)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0
Fourth Retained Subsidiary, LLC(4)	2110 Executive Drive, Salisbury, NC 28147	100.0	—	—
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co., LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.(2)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	100.0	100.0
Hannaford Trucking Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannbro Company(2)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	100.0	100.0
Harveys Stamping Company, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, 153 44, Gerakas, Athens, Greece	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, 153 44, Gerakas, Athens, Greece	100.0	100.0	100.0
Huro NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	—	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	100.0	100.0	100.0
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Kash n’ Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kingo CVA	Melchelseweg 50, 1880 Kappelle-op-den-Bos, Belgium	100.0	100.0	—
Leoburg NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Liberval SA(1)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	—
Lion Lux Finance S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Lion Real Estate Albania SHPK	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	100.0	—

		Ownership interest in %
		2013	2012	2011

Lion Retail Holding S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0

Lithia Springs Holdings, LLC (previously Lithia Springs, LLC)	P.O. Box 517, Ochlocknee, GA 31773, U.S.A.	60.0	60.0	60.0

Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0

Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0

Martin’s Foods of South Burlington, Inc.(1)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	100.0	100.0

Martin’s Foods of South Burlington, LLC(4)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	—	—

MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Mega Doi S.R.L.(2)	39-49 Nicolae Titulescu Avenue, 1st district, Bucharest, Romania	—	99.2	99.2

Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0

Molmart NV(2)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0

Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Oxon Run Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	75.0	75.0	75.0

Pekabeta a.d. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	—	—	95.6

Piccadilly AD	Istoria Slavyanobulgarska Street 21A, 1220 Sofia, Bulgaria	100.0	100.0	100.0

Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0

Progressive Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0

Retained Subsidiary One, LLC(4)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	—	—

Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0

Rousseau NV	Kouter 158, 9000 Gent, Belgium	—	—	100.0

Second Retained Subsidiary, LLC(4)	2110 Executive Drive, Salisbury, NC 28147	100.0	—	—

Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0

Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0

Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0

SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0

Superb Beverage Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	0.0	0.0	0.0

		Ownership interest in %
		2013	2012	2011

The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0

Third Retained Subsidiary, LLC(4)	2110 Executive Drive, Salisbury, NC 28147	100.0	—	—

TP Srbija a.d. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	100.0	95.4

TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	100.0	95.4

Victory Distributors, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Wambacq & Peeters NV	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	—	—	85.0

Wintrucks NV	Rue Osseghem 53, 1080 Brussels, Belgium	—	—	88.0

Zvezdara a.d. Beograd	Živka Davidovica 64, Belgrade, Serbia	68.2	68.2	68.2

(1)	Merged into a group company during 2013.
(2)	Liquidated in 2013.
(3)	Sold in 2013.
(4)	Newly created or acquired company during 2013.

B.	Joint Ventures

		Ownership Interest in %
		2013	2012	2011
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71 -73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC (“Super Indo”) is accounted for as a joint venture applying the “equity method”, as Delhaize Group shares control with another party (see Note 2.2). The table below reflects summarised IFRS financial information of Super Indo (standalone), adjusted for differences in accounting policies between the Group and Super Indo:

(in millions of €)	December 31,
	2013	2012	2011
Balance Sheet
Non-current assets	33	38	32
Current assets	57	54	52
Non-current liabilities	2	2	2
Current liabilities	41	35	31

Statement of Comprehensive Income
Profit before taxes and discontinued operations	8	9	10
Net profit from continuing operations	7	7	8
Other comprehensive income	—	—	—
Total comprehensive income	7	7	8

37.	Guarantor Subsidiaries

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize Finance B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2013, 2012 and 2011 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions. As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Victory Distributors, LLC, Bottom Dollar Food Northeast, LLC, Delhaize America Shared Services Group, LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Hannaford Trucking Company, Progressive Distributors, Inc., Delhaize America Supply Chain Services, Inc.

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 870	12 889	3 528	(179)	21 108
Cost of sales	(3 917)	(9 554)	(2 712)	179	(16 004)
Gross profit	953	3 335	816	—	5 104
Other operating income	34	56	119	(80)	129
Selling, general and administrative expenses	(852)	(2 917)	(787)	80	(4 476)
Other operating expenses	(17)	(45)	(208)	—	(270)
Operating profit	118	429	(60)	—	487
Finance costs	(172)	(259)	(36)	270	(197)
Income from investments	3	44	320	(358)	9
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	217	—	—	(217)	—
Profit before taxes and discontinued operations	166	214	228	(305)	303
Income tax expense	13	(44)	(46)	—	(77)
Net profit from continuing operations	179	170	182	(305)	226
Result from discontinued operations (net of tax)	—	(31)	(12)	—	(43)
Net profit	179	139	170	(305)	183
Net profit (loss) attributable to non-controlling interests	—	—	4	—	4
Net profit attributable to equity holders of the Group (Group share in net profit)	179	139	166	(305)	179

Other comprehensive income	10	(70)	(109)	—	(169)
Total comprehensive income	189	69	61	(305)	14

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 725	13 073	3 355	(162)	20 991
Cost of sales	(3 792)	(9 672)	(2 589)	162	(15 891)
Gross profit	933	3 401	766	—	5 100
Other operating income	30	57	117	(88)	116
Selling, general and administrative expenses	(803)	(2 952)	(758)	88	(4 425)
Other operating expenses	(13)	(156)	(207)	—	(376)
Operating profit	147	350	(82)	—	415
Finance costs	(250)	(244)	(35)	283	(246)
Income from investments	6	64	357	(411)	16
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	181	—	—	(181)	—
Profit before taxes and discontinued operations	84	170	244	(309)	189
Income tax expense	20	2	(51)	—	(29)
Net profit from continuing operations	104	172	193	(309)	160
Result from discontinued operations (net of tax)	—	(18)	(40)	—	(58)
Net profit	104	154	153	(309)	102
Net profit (loss) attributable to non-controlling interests	—	—	(2)	—	(2)
Net profit attributable to equity holders of the Group (Group share in net profit)	104	154	155	(309)	104

Other comprehensive income	(8)	(19)	(128)	—	(155)
Total comprehensive income	96	135	25	(309)	(53)

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2011

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 713	12 363	2 598	(155)	19 519
Cost of sales	(3 751)	(9 000)	(1 990)	155	(14 586)
Gross profit	962	3 363	608	—	4 933
Other operating income	32	61	97	(78)	112
Selling, general and administrative expenses	(798)	(2 761)	(617)	78	(4 098)
Other operating expenses	(7)	(160)	(5)	—	(172)
Operating profit	189	503	83	—	775
Finance costs	(176)	(219)	(29)	232	(192)
Income from investments	9	159	398	(543)	23
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	463	—	—	(463)	—
Profit before taxes and discontinued operations	485	443	456	(774)	610
Income tax expense	(13)	(100)	(32)	—	(145)
Net profit from continuing operations	472	343	424	(774)	465
Result from discontinued operations (net of tax)	—	11	(4)	—	7
Net profit	472	354	420	(774)	472
Net profit (loss) attributable to non-controlling interests	—	—	—	—	—
Net profit attributable to equity holders of the Group (Group share in net profit)	472	354	420	(774)	472

Other comprehensive income	(5)	(27)	77	—	44
Total comprehensive income	467	327	497	(774)	516

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 349	453	—	2 959
Intangible assets	127	494	111	—	732
Property, plant and equipment	610	2 129	1 234	—	3 973
Investment property	—	78	22	—	100
Investment in subsidiaries	8 424	8 044	2 291	(18 759)	—
Investments accounted for using equity method	—	—	24	—	24
Investment in securities	—	8	—	—	8
Other financial assets	1	4	3 946	(3 930)	21
Deferred tax assets	—	—	71	—	71
Derivative instruments	57	—	10	(66)	1
Other non-current assets	14	19	12	(4)	41
Total non-current assets	9 390	13 125	8 174	(22 759)	7 930
Inventories	192	910	251	—	1 353
Receivables	431	107	134	(54)	618
Income tax receivables	1	—	3	—	4
Investment in securities	—	—	126	—	126
Other financial assets	200	—	1 194	(1 369)	25
Derivative instruments	—	40	—	—	40
Prepaid expenses	29	34	9	—	72
Other current assets	3	20	58	(52)	29
Cash and cash equivalents	53	395	1 153	(452)	1 149
Assets classified as held for sale	—	247	3	—	250
Total current assets	909	1 753	2 931	(1 927)	3 666
Total assets	10 299	14 878	11 105	(24 686)	11 596

Shareholders’ equity	5 070	9 442	9 317	(18 759)	5 070
Non-controlling interests	—	—	6	—	6
Total equity	5 070	9 442	9 323	(18 759)	5 076
Long-term debt	3 171	2 770	—	(3 930)	2 011
Obligations under finance lease	48	422	30	(4)	496
Deferred tax liabilities	98	300	46	—	444
Derivative instruments	18	—	56	(66)	8
Provisions	49	161	145	—	355
Other non-current liabilities	5	38	21	—	64
Total non-current liabilities	3 389	3 691	298	(4 000)	3 378
Short-term borrowings	448	—	200	(648)	—
Long-term debt - current	434	514	—	(720)	228
Obligations under finance lease - current	10	49	1	(1)	59
Bank overdrafts	—	4	452	(452)	4
Derivative instruments	2	—	1	—	3
Provisions	6	50	34	—	90
Income taxes payable	4	16	24	—	44
Accounts payable	672	699	676	(54)	1 993
Accrued expenses	238	254	69	(37)	524
Other current liabilities	26	101	27	(15)	139
Total current liabilities	1 840	1 687	1 484	(1 927)	3 084
Liabilities associated with assets classified as held for sale	—	58	—	—	58
Total liabilities	5 229	5 436	1 782	(5 927)	6 520
Total liabilities and equity	10 299	14 878	11 105	(24 686)	11 596

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 458	574	—	3 189
Intangible assets	118	544	186	—	848
Property, plant and equipment	610	2 510	1 194	—	4 314
Investment property	—	94	22	—	116
Investment in subsidiaries	8 791	8 763	2 267	(19 821)	—
Investments accounted for using equity method	—	—	28	—	28
Investment in securities	—	11	—	—	11
Other financial assets	1	3	4 668	(4 653)	19
Deferred tax assets	—	—	89	—	89
Derivative instruments	104	49	—	(92)	61
Other non-current assets	6	20	30	(6)	50
Total non-current assets	9 787	14 452	9 058	(24 572)	8 725
Inventories	190	963	238	—	1 391
Receivables	444	117	136	(65)	632
Income tax receivables	—	18	3	—	21
Investment in securities	—	—	93	—	93
Other financial assets	237	—	672	(909)	—
Prepaid expenses	25	34	17	—	76
Other current assets	3	22	68	(52)	41
Cash and cash equivalents	50	186	913	(229)	920
Assets classified as held for sale	—	2	16	—	18
Total current assets	949	1 342	2 156	(1 255)	3 192
Total assets	10 736	15 794	11 214	(25 827)	11 917

Shareholders’ equity	5 186	10 234	9 587	(19 821)	5 186
Non-controlling interests	—	—	2	—	2
Total equity	5 186	10 234	9 589	(19 821)	5 188
Long-term debt	3 563	3 403	—	(4 653)	2 313
Obligations under finance lease	52	538	27	(5)	612
Deferred tax liabilities	104	404	60	—	568
Derivative instruments	4	6	92	(92)	10
Provisions	64	146	165	—	375
Other non-current liabilities	2	41	28	(1)	70
Total non-current liabilities	3 789	4 538	372	(4 751)	3 948
Short-term borrowings	375	—	236	(611)	—
Long-term debt - current	370	1	81	(296)	156
Obligations under finance lease - current	12	50	2	(2)	62
Bank overdrafts	78	—	151	(229)	—
Derivative instruments	4	—	—	—	4
Provisions	—	54	34	—	88
Income taxes payable	5	—	14	—	19
Accounts payable	673	627	634	(65)	1 869
Accrued expenses	215	187	70	(37)	435
Other current liabilities	29	103	27	(15)	144
Total current liabilities	1 761	1 022	1 249	(1 255)	2 777
Liabilities associated with assets classified as held for sale	—	—	4	—	4
Total liabilities	5 550	5 560	1 625	(6 006)	6 729
Total liabilities and equity	10 736	15 794	11 214	(25 827)	11 917

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2011

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 507	750	—	3 414
Intangible assets	107	553	218	—	878
Property, plant and equipment	585	2 750	1 200	—	4 535
Investment property	—	71	12	—	83
Investment in subsidiaries	8 737	9 092	1 924	(19 753)	—
Investments accounted for using equity method	—	—	26	—	26
Investment in securities	—	13	—	—	13
Other financial assets	100	4	4 556	(4 642)	18
Deferred tax assets	—	—	97	—	97
Derivative instruments	122	57	—	(122)	57
Other non-current assets	—	20	34	(8)	46
Total non-current assets	9 808	15 067	8 817	(24 525)	9 167
Inventories	234	1 233	242	—	1 709
Receivables	470	149	126	(50)	695
Income tax receivables	7	—	3	—	10
Investment in securities	—	—	93	—	93
Other financial assets	141	—	741	(860)	22
Derivative instruments	4	—	—	(3)	1
Prepaid expenses	7	37	10	—	54
Other current assets	4	25	61	(40)	50
Cash and cash equivalents	66	148	395	(190)	419
Assets classified as held for sale	—	—	56	—	56
Total current assets	933	1 592	1 727	(1 143)	3 109
Total assets	10 741	16 659	10 544	(25 668)	12 276

Shareholders’ equity	5 411	10 724	9 029	(19 753)	5 411
Non-controlling interests	—	—	5	—	5
Total equity	5 411	10 724	9 034	(19 753)	5 416
Long-term debt	3 757	3 030	180	(4 642)	2 325
Obligations under finance lease	57	615	25	(8)	689
Deferred tax liabilities	129	444	50	—	623
Derivative instruments	11	9	122	(122)	20
Provisions	45	87	160	—	292
Other non-current liabilities	1	65	32	—	98
Total non-current liabilities	4 000	4 250	569	(4 772)	4 047
Short-term borrowings	121	—	200	(261)	60
Long-term debt - current	138	548	—	(598)	88
Obligations under finance lease - current	11	50	1	(1)	61
Bank overdrafts	190	—	—	(190)	—
Derivative instruments	—	—	3	(3)	—
Provisions	—	37	39	—	76
Income taxes payable	5	51	1	—	57
Accounts payable	648	664	571	(50)	1 833
Accrued expenses	195	234	51	(40)	440
Other current liabilities	22	101	75	—	198
Total current liabilities	1 330	1 685	941	(1 143)	2 813
Total liabilities	5 330	5 935	1 510	(5 915)	6 860
Total liabilities and equity	10 741	16 659	10 544	(25 668)	12 276

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	179	139	166	(305)	179
Net profit attributable to non-controlling interests	—	—	4	—	4
Adjustment for equity in earnings of subsidiaries	(217)	—	—	217	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	115	391	93	—	599
Impairment losses	2	22	207	—	231
Allowance for losses on accounts receivable	8	4	3	—	15
Share–based compensation	3	13	—	—	16
Income taxes	(13)	28	45	—	60
Finance costs	172	273	36	(270)	211
Income from investments	(3)	(44)	(321)	358	(10)
Other non–cash items	—	(9)	1	—	(8)
Changes in operating assets and liabilities:
Inventories	(1)	(57)	(17)	—	(75)
Receivables	4	2	3	(10)	(1)
Prepaid expenses and other assets	(13)	(7)	7	1	(12)
Accounts payable	5	102	46	10	163
Accrued expenses and other liabilities	15	101	(1)	(1)	114
Provisions	6	7	(16)	—	(3)
Interest paid	(158)	(245)	(42)	247	(198)
Interest received	3	—	256	(247)	12
Income taxes paid	(1)	(78)	(29)	—	(108)
Net cash provided by operating activities	106	642	437	—	1 185
Investing activities
Capital contributions in subsidiaries	197	—	—	(197)	—
Business acquisitions, net of cash and cash equivalents acquired	—	—	10	3	13
Business disposals, net of cash and cash equivalents disposed	14	—	4	(3)	15
Purchase of tangible assets	(98)	(242)	(146)	—	(486)
Purchase of intangible assets	(42)	(34)	(3)	—	(79)
Sale of tangible and intangible assets	1	23	9	—	33
Dividends from investments under the equity method	199	44	44	(287)	—
Sale and maturity of (investment in) debt securities, net	—	2	(45)	—	(43)

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Sale and maturity of (investment in) term deposits, net	—	—	(13)	—	(13)
Sale and maturity (purchase) of other financial assets	37	—	117	(166)	(12)
Net cash used in investing activities	308	(207)	(23)	(650)	(572)
Financing activities
Proceeds from the exercise of share warrants and stock options	34	(12)	—	(10)	12
Capital contributions received	—	—	(197)	197	—
Purchase of treasury shares	(14)	(11)	—	10	(15)
Dividends paid by parent	(142)	—	—	—	(142)
Dividends paid by subsidiaries	—	(136)	(151)	287	—
Borrowing under long–term loans, net of financing costs	—	7	—	—	7
Repayment of long–term loans	(280)	(8)	(81)	201	(168)
Repayment of lease obligations	(3)	(50)	(1)	2	(52)
Borrowings (repayments) of short–term loans, net	73	—	(36)	(37)	—
Settlement of derivative instruments	(1)	—	—	—	(1)
Net cash used in financing activities	(333)	(210)	(466)	650	(359)
Effect of foreign currency translation	—	(18)	(10)	—	(28)
Net increase (decrease) in cash and cash equivalents	81	207	(62)	—	226
Cash and cash equivalents at beginning of period	(28)	186	763 (1)	—	921 (1)
Cash and cash equivalents at end of period	53	393 (2)	701	—	1 147 (2)

(1)	Included €1 million in assets classified as held for sale.
(2)	Includes €2 million in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	104	154	155	(309)	104
Net profit attributable to non-controlling interests	—	—	(2)	—	(2)
Adjustment for equity in earnings of subsidiaries	(181)	—	—	181	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	113	445	90	—	648
Impairment losses	2	63	223	—	288
Allowance for losses on accounts receivable	1	—	2	—	3
Share–based compensation	2	11	—	—	13
Income taxes	(20)	(9)	49	—	20
Finance costs	250	256	36	(283)	259
Income from investments	(6)	(64)	(357)	411	(16)
Other non–cash items	9	(20)	(5)	—	(16)
Changes in operating assets and liabilities:
Inventories	42	253	(2)	—	293
Receivables	36	30	4	4	74
Prepaid expenses and other assets	(24)	5	(10)	(1)	(30)
Accounts payable	20	(29)	63	(3)	51
Accrued expenses and other liabilities	39	(56)	19	—	2
Provisions	3	53	(16)	—	40
Interest paid	(205)	(243)	(42)	261	(229)
Interest received	3	—	263	(257)	9
Income taxes paid	6	(86)	(25)	—	(105)
Net cash provided by operating activities	194	763	441	4	1 402
Investing activities
Capital contributions in subsidiaries	(509)	—	—	509	—
Business acquisitions, net of cash and cash equivalents acquired	(3)	—	(14)	5	(12)
Business disposals, net of cash and cash equivalents disposed	8	—	—	(5)	3
Purchase of tangible assets	(122)	(308)	(159)	—	(589)
Purchase of intangible assets	(41)	(46)	(5)	—	(92)
Sale of tangible and intangible assets	1	10	28	—	39
Dividends from investments under the equity method	476	64	64	(604)	—
Sale and maturity of (investment in) debt securities, net	—	2	(3)	—	(1)

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Sale and maturity (purchase) of other financial assets	5	—	(90)	107	22
Net cash used in investing activities	(185)	(278)	(179)	12	(630)
Financing activities
Proceeds from the exercise of share warrants and stock options	4	(2)	—	(3)	(1)
Capital contributions received	—	—	509	(509)	—
Purchase of treasury shares	—	(3)	—	3	—
Purchase of non-controlling interests	(1)	—	(22)	—	(23)
Dividends paid by parent	(180)	—	—	—	(180)
Dividends paid by subsidiaries	—	(303)	(301)	604	—
Borrowing under long–term loans, net of financing costs	620	1	—	—	621
Repayment of long–term loans	(612)	(89)	(101)	238	(564)
Repayment of lease obligations	(3)	(52)	—	1	(54)
Borrowings (repayments) of short–term loans, net	254	—	36	(350)	(60)
Settlement of derivative instruments	5	—	(6)	—	(1)
Net cash provided by (used in) financing activities	87	(448)	115	(16)	(262)
Effect of foreign currency translation	—	1	(9)	—	(8)
Net increase in cash and cash equivalents	96	38	368	—	502
Cash and cash equivalents at beginning of period	(124)	148	395	—	419
Cash and cash equivalents at end of period	(28)	186	763 (1)	—	921 (1)

(1)	Included €1 million in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2011

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	472	354	420	(774)	472
Adjustment for equity in earnings of subsidiaries	(463)	—	—	463	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	105	410	69	—	584
Impairment losses	3	130	2	—	135
Allowance for losses on accounts receivable	2	5	4	—	11
Share–based compensation	2	11	—	—	13
Income taxes	13	108	32	—	153
Finance costs	176	231	30	(232)	205
Income from investments	(9)	(159)	(398)	543	(23)
Other non–cash items	4	4	(1)	—	7
Changes in operating assets and liabilities:
Inventories	(21)	(88)	(37)	—	(146)
Receivables	17	(19)	17	(24)	(9)
Prepaid expenses and other assets	(5)	(5)	(4)	—	(14)
Accounts payable	34	18	(102)	24	(26)
Accrued expenses and other liabilities	(31)	28	(2)	—	(5)
Provisions	2	1	5	—	8
Interest paid	(179)	(220)	(33)	236	(196)
Interest received	6	3	245	(243)	11
Income taxes paid	(7)	(37)	(32)	—	(76)
Net cash provided by operating activities	121	775	211	(7)	1 100
Investing activities
Capital contributions in subsidiaries	(1 022)	—	—	1 022	—
Capital reductions in subsidiaries	501	—	—	(501)	—
Business acquisitions, net of cash and cash equivalents acquired	(1)	(1)	(589)	—	(591)
Purchase of tangible assets	(99)	(373)	(195)	—	(667)
Purchase of intangible assets	(42)	(42)	(3)	—	(87)
Sale of tangible and intangible assets	1	4	6	—	11
Dividends from investments under the equity method	233	155	156	(544)	—
Sale and maturity of (investment in) debt securities, net	—	—	72	—	72
Sale and maturity (purchase) of other financial assets	135	54	233	(415)	7
Settlement of derivative instruments	(2)	—	—	—	(2)

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Net cash used in investing activities	(296)	(203)	(320)	(438)	(1 257)
Financing activities
Proceeds from the exercise of share warrants and stock options	22	(9)	—	—	13
Capital contributions received	—	—	1 022	(1 022)	—
Capital reductions	—	(501)	—	501	—
Purchase of call option on own equity instruments	(6)	—	—	—	(6)
Purchase of treasury shares	(20)	—	—	—	(20)
Purchase of non-controlling interests	—	—	(10)	—	(10)
Dividends paid by parent	(173)	—	—	—	(173)
Dividends paid by subsidiaries	—	(303)	(240)	543	—
Escrow maturities	—	2	—	—	2
Borrowing under long–term loans, net of financing costs	400	1	8	(1)	408
Repayment of long–term loans	—	(38)	(186)	—	(224)
Repayment of lease obligations	(3)	(44)	(8)	2	(53)
Borrowings (repayments) of short–term loans, net	(227)	1	(266)	407	(85)
Settlement of derivative instruments	—	—	(13)	15	2
Net cash provided by (used in) financing activities	(7)	(891)	307	445	(146)
Effect of foreign currency translation	—	(26)	4	—	(22)
Net increase (decrease) in cash and cash equivalents	(182)	(345)	202	—	(325)
Cash and cash equivalents at beginning of period	58	493	193	—	744
Cash and cash equivalents at end of period	(124)	148	395	—	419

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.14	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.15	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4(File No. 333-171613) filed with the SEC on January 7, 2011)

2.16	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Fiscal Agency Agreement dated May 18, 1999 between Delhaize Group, as issuer, Banque Bruxelles Lambert S.A., as fiscal agent, and Banque Bruxelles Lambert S.A. and Banque Générale du Luxembourg S.A., as paying agents (incorporated by reference to Exhibit 10.2 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.3	Revolving Credit Agreement dated November 4, 1999 among Delhaize Group, Delhaize The Lion Coordination Center and Fortis Banque (incorporated by reference to Exhibit 10.4 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.4	Fiscal Agency Agreement dated February 13, 2001 between Delhaize “The Lion” Nederland B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank nv-sa, as fiscal agent, and Banque Générale du Luxembourg S.A. and Fortis Bank nv-sa, as paying agents (incorporated by reference to Exhibit 10.5 to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.5	Fiscal Agency Agreement dated May 20, 2002 between Delhaize Finance B.V., as issuer, Delhaize Group, as guarantor, Fortis Bank NV-SA, as fiscal agent, and Banque Générale du Luxembourg S.A., Fortis Bank (Nederland) N.V. and Fortis Bank NV-SA, as paying agents (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 30, 2003)

Exhibit No.	Description

4.6	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.7	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.8	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013 )

4.9	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.10	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.11	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.12	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.13	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.14	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company, whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.15	Joinder Letter Agreement, dated November 22, 2013, by Progressive Distributors, Inc., whereby Progressive Distributors, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

4.16	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.17	Amendment to Second Amended and Restated Deposit Agreement dated February 19, 2014 by Citibank N.A. and Delhaize Group

4.18	Transaction Agreement dated March 2, 2011, between Hitomi Financial Limited, Delhaize ‘The Lion’ Nederland B.V. and Delhaize Group SA. (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

Exhibit No.	Description

4.19	Facility Agreement dated April 15, 2011, among Delhaize Group SA/NV, the original borrowers party thereto, the original guarantors party thereto, the lenders party thereto, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC as bookrunning mandated lead arrangers (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 24, 2011)

4.20	Facility Agreement dated April 14, 2014 by and among, Delhaize Group SA/NV, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers, as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the original lenders

8.1	Subsidiaries of Delhaize Group (as of December 31, 2013)

11.1	Delhaize Group Guide for Ethical Business Conduct (incorporated by reference to Exhibit 11.1 to Delhaize Group’s Annual Report on Form 20-F (File No. 333-13302) filed with the SEC on June 28, 2010)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F