Form 20-F
period 2014-12-31
DELHAIZE GROUP
filed 2015-04-29
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

Ordinary Shares, without nominal value	102,819,053 (as of December 31, 2014)

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

GENERAL INFORMATION

References to “Delhaize Group” and to “the company,” “our company,” “Group,” “we,” “us” and “our” in this Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (this “Form 20-F Report”) are to Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and its consolidated entities, unless the context otherwise requires.

We are a Belgian international food retailer present in seven countries on three continents. We were founded in Belgium in 1867. Our principal activity is the operation of food supermarkets. As of December 31, 2014, we had a store network (which includes company-operated, affiliated and franchised stores) of 3,468 stores and employed approximately 152,500 people. We conduct our retail operations primarily through our businesses in (i) the United States, which we refer to as Delhaize America, (ii) Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, (iii) Greece, Romania and Serbia, which we refer to collectively as Southeastern Europe, and (iv) Indonesia, which is included in the consolidated financial statements applying the equity method. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one quarter of one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Our website can be found at www.delhaizegroup.com.

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our U.S. operations ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2014, 2013, and 2012 include the results of operations of its U.S. subsidiaries for the 53 weeks ended January 3, 2015, and for the 52 weeks ended December 28, 2013, and December 29, 2012, respectively. Our financial information includes all of the assets, liabilities, sales and expenses of all consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Form 20-F Report. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out, and for us there is therefore no difference between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2014.

In March 2015, our Board of Directors proposed a gross dividend of €1.60 per share to be paid to owners of ordinary shares against coupon nr. 53 on June 4, 2015. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.20 per share. This dividend is still subject to approval by the shareholders at the Ordinary Shareholders’ Meeting of May 28, 2015 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 4, 2015, is €165 million.

The euro is our presentation currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1.00 = USD 1.2141, the reference rate of the European Central Bank on December 31, 2014. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in Item 18 of this Form 20-F Report.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

Square Marie Curie 40

1070 Brussels, Belgium

+32-2-412-2211

www.delhaizegroup.com

ii

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this Form 20-F Report, other than statements of historical fact, which address activities, events or developments that we expect or anticipate will or may occur in the future, including, without limitation, statements regarding the expansion and growth of our business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, cost savings from internal reorganizations, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 about us that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “estimate,” “strategy,” “may,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under “Risk Factors” of Item 3 “Key Information” within this Form 20-F Report. Other important factors that could cause actual results to differ materially from our expectations are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this Form 20-F Report, which have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out and for us there is therefore no difference between the effective IFRS as issued by the IASB and adopted by the EU.

The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this Form 20-F Report.

Our presentation currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.2141, the reference rate of the European Central Bank on December 31, 2014. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2014 USD	2014 EUR	2013 EUR	2012(2) EUR	2011(2) EUR	2010(2) EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	25,934	21,361	20,593	20,514	19,348	19,221
Operating profit	514	423	537	574	817	1,022
Profit before taxes and discontinued operations	309	255	357	352	654	834
Net profit from continuing operations	229	189	272	297	495	586
Net profit	109	90	182	103	472	575
Net profit attributable to equity holders of the Group	108	89	179	105	472	574
Cash dividends paid(1)	192	158	142	180	173	161
Basic earnings per share from continuing operations	2.25	1.85	2.65	2.96	4.92	5.84
Diluted earnings per share from continuing operations	2.23	1.84	2.64	2.95	4.89	5.79
Basic earnings per share	1.06	0.88	1.77	1.04	4.69	5.73
Diluted earnings per share	1.06	0.87	1.76	1.04	4.65	5.68

	December 31,
	2014 USD	2014 EUR	2013 EUR	2012(2) EUR	2011(2) EUR	2010(2) EUR
	(in millions)
BALANCE SHEET DATA
Current assets	4,802	3,955	3,664	3,190	3,107	2,962
Total assets	14,723	12,127	11,594	11,915	12,274	10,888
Short-term borrowings	—	—	—		60	16
Long-term debt	2,672	2,201	2,011	2,313	2,325	1,966
Long-term obligations under finance lease	577	475	496	612	689	684
Share capital	62	51	51	51	51	51
Shareholders’ equity	6,614	5,447	5,068	5,184	5,408	5,068
Non-controlling interests	8	6	5	2	5	1

	2014 USD	2014 EUR	2013 EUR	2012 EUR	2011 EUR	2010 EUR
	(in millions except for store count)
OTHER DATA
Store count at period end	—	3,468	3,534	3,451	3,408	2,800
Weighted average number of shares outstanding at period end	—	101.4	101.0	100.8	100.7	100.3
Net cash provided by operating activities	1,393	1,147	1,185	1,402	1,100	1,311
Net cash used in investing activities	(465)	(383)	(572)	(630)	(1,257)	(661)
Net cash used in financing activities	(465)	(383)	(359)	(263)	(146)	(343)
Capital expenditures	(736)	(606)	(565)	(681)	(754)	(656)

(1)	We usually declare dividends once a year at our ordinary shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(2)	Comparative data has been restated to reflect (i) the reclassification of the banner Bottom Dollar Food and our Bulgarian and Bosnian and Herzegovinian operations to discontinued operations given their divestiture and (ii) the initial application of IFRIC 21 (see Item 18 – Note 2.2 for additional information).

Dividends

The following table sets forth, for the periods indicated, historical dividend information per ordinary share. The 2014 dividend was proposed by the Board of Directors but still must be approved by the shareholders at the Ordinary Shareholders’ Meeting of May 28, 2015. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s ordinary shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per the number of American Depositary Shares, or ADSs, equal to one ordinary share paid by the depositary to holders of Delhaize Group ADSs on the dividend payment date. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. The record date for ADR holders for payment of the dividend for the fiscal year 2014 is June 3, 2015 and the dividend payment date for those holders is June 9, 2015. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(1)
2014 (proposed dividend)	1.60	1.72
2013	1.56	2.12
2012	1.40	1.83
2011	1.76	2.20
2010	1.72	2.50

(1)	The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders. For the 2014 dividend, we used the reference rate of the European Central Bank of April 1, 2015 of €1.00 = $1.0755.

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

Citibank, as our depositary, holds the underlying ordinary shares represented by our American Depositary Shares, or ADSs, as evidenced by ADRs. Each ADS represents an ownership interest in the underlying ordinary share and the right to receive one quarter of one ordinary share, which has been deposited with the depositary. Because Citibank holds the underlying ordinary shares, holders of the ADSs will generally receive the benefit from such underlying shares through Citibank. A deposit agreement among Citibank, Delhaize Group and all holders from time to time of the Delhaize Group ADSs sets forth the obligations of Citibank. Citibank will, as promptly as practicable after payment of a dividend, convert any cash dividend or distribution we pay on the ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can do so on a reasonable basis and can legally transfer the U.S. dollars to the United States. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the deposit agreement allows Citibank to distribute the foreign currency only to those Delhaize Group ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Delhaize Group ADS holders who have not been paid. Before making a distribution, any withholding taxes that must be paid under applicable laws will be deducted. See “Taxation” under Item 10 “Additional Information” in this Form 20-F Report. Citibank will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Exchange Rates

Our presentation currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.2141 on December 31, 2014 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on April 1, 2015 was $1.0768 per euro.

The table below shows the average noon buying rate of the euro from 2010 to 2014.

Year ended December 31,	Average Rate(1)
2014	1.3210
2013	1.3303
2012	1.2909
2011	1.4002
2010	1.3216

(1)	The average of the noon buying rates of the euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
March 2015	1.1212	1.0524
February 2015	1.1462	1.1197
January 2015	1.2015	1.1279
December 2014	1.2504	1.2101
November 2014	1.2554	1.2394
October 2014	1.2812	1.2517

RISK FACTORS

The following discussion of risks should be read carefully in connection with evaluating our business, our prospects and the forward-looking statements contained in this Form 20-F Report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity, the trading price of our securities and the actual outcome of matters as to which forward-looking statements contained in this Form 20-F Report are made. The risks and uncertainties described below are not the only ones that we may face. In addition to the following factors, please see the information under the heading entitled “Factors Affecting Financial Condition and Results of Operations” under Item 5 “Operating and Financial Review and Prospects.” For additional information regarding forward-looking statements, see “Cautionary Note Concerning Forward-Looking Statements” included in this Form 20-F Report.

Risks Related to Operations of Our Company

Our results are subject to risks relating to competition and narrow profit margins in the food retail industry.

The food retail industry is competitive and generally characterized by narrow and in some jurisdictions even capped profit margins. Our competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers, discount retailers and restaurants. Food retail chains generally compete on the basis of location, quality of products, service, price, product variety, store condition and e-commerce offer. It is possible that we could face increased competition in the future from some or all of these competitors. To the extent we reduce prices to maintain or grow our market share in the face of competition, net income and cash generated from operations could be adversely affected. Some of our competitors have financial, distribution, purchasing and marketing resources that are greater than ours. Our profitability could be impacted as a result of the pricing, purchasing, financing, advertising or promotional decisions made by competitors.

We have substantial financial debt outstanding that could negatively impact our business.

We have substantial debt outstanding. At December 31, 2014, the carrying amount of the total consolidated financial debt outstanding was approximately €2.7 billion, which represents approximately 23% of our consolidated balance sheet. Our level of debt could:

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

Our ability to pay principal and interest on our debt depends on our future operating performance. Future operating performance is subject to market conditions and business factors that often are beyond our control. Consequently, we cannot guarantee that we will have sufficient cash flows to pay the principal, premium, if any, and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot guarantee that the terms of our debt will allow these alternative measures or that such measures would satisfy our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and accrued interest to be due and payable;

•	our lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

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

General economic conditions in the areas where we operate may adversely affect our financial performance. Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors can increase our cost of sales and selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers. In Greece, we are exposed to the potential exit from the Eurozone, which will likely have an adverse impact on consumer spending and may cause us to impair assets related to our operations in Greece and record lower contributions from those assets in our operating results.

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

During 2014, 63% of our reported revenues (excluding discontinued operations) were generated through our U.S. operations. We depend in part on our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

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

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business, including executives to lead our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, increased healthcare costs, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. In addition, while we believe that relations with our employees are good, we cannot provide assurance that we will not become the target of future campaigns to unionize our employees or that such campaigns will not be successful. Also, we always face the risk that legislative bodies will approve laws that liberalize the procedures for union organization. If more of our workforce were to become unionized, it could affect our operating expenses. In 2014, our revenues in Belgium were impacted by strikes and disruptions following the announcement of our Transformation Plan (as discussed further in Item 5). Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

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

Our operations are conducted primarily in the U.S., Belgium and Greece and to a lesser extent in other parts of Europe outside the Eurozone, including Romania and Serbia. Although we report our consolidated results in euros, in 2014, we derived almost 69% of our revenues from operating companies that have non-euro functional currencies. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euros (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this Form 20-F Report). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

Because a substantial portion of our assets, liabilities and operating results are denominated in a different currency than the presentation currency, being euro, we are particularly exposed to currency risk arising from fluctuations in the value of these currencies against the euro. We do not hedge this “translation” exposure. However, the Group aims to minimize this exposure by funding the operations of our entities in their local currency, wherever feasible.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our 2014 net profit would have increased/decreased by €2 million (€1 million in 2013 and €2 million in 2012). For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.” In 2014, 66% of our financial debt, after cross-currency swaps, was denominated in U.S. dollars while 77% of our EBITDA was generated in U.S. dollars.

Our exposure to fluctuations in foreign currency movements in our business operations is limited as each of our operating company’s purchases and sales are primarily denominated in their respective functional currencies.

We are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2014, the U.S. dollar had strengthened/weakened by 12% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2014 using a 95% confidence interval), our net profit (all other variables held constant) would have been €5 million higher/lower.

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

A number of employees of our companies, mostly outside of the United States, are members of unions. It is possible that relations with the unionized portion of our workforce will deteriorate or that our workforce would initiate a strike, work stoppage or slowdown in the future. In such an event, our business, financial condition and results of operations could be negatively affected, and we cannot provide assurance that we would be able to adequately meet the needs of our customers utilizing our remaining workforce. This risk applies particularly to Belgium, where operational results have been impacted by the announcement of the Transformation Plan in June 2014. In addition, similar actions by our non-unionized workforce are possible.

We may be unable to successfully develop and execute our strategy, which includes completing renovations and conversions and implementing brand repositioning plans.

Our success depends in large part on our ability to operate our customers’ preferred local supermarkets and work together to support that ambition. For more information on our strategy, see Item 4 “Information on the Company — Our strategy: Our Strategic Framework.” If we are unable to successfully develop and execute our strategy, or if our plans fail to meet customers’ expectations, our financial condition and results of operations could be adversely affected.

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

In 2014, Food Lion rolled out the next step of its new strategy, centered on “Easy, Fresh and Affordable.” The strategy includes assortment changes, improvement at the check-outs and increased associate trainings to underline that the customer is at the center of what we do. While we expect the “Easy, Fresh and Affordable” initiative to result in increased revenues, there can be no assurance that this initiative will be successful and that we will be able to achieve the expected results.

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

As part of our long-term strategy, we continue to reinforce our presence in the geographic locations where we currently operate and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and opening new stores. We also occasionally consider opportunities to expand into new regions. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening may take several years or may not occur at all. We face risks commonly encountered with growth through acquisition and conversion or expansion. The areas where we face risks include:

•	identifying suitable acquisition opportunities or markets in which to expand;

•	competitors who may have more resources to make acquisitions or expand operations or otherwise may make acquisitions that we would have been interested in making;

•	diverting management’s time and focus from operating our business to acquisition integration challenges;

•	obtaining necessary financing on satisfactory terms;

•	making payments on the indebtedness that we might incur as a result of these acquisitions;

•	losing customers of an acquired business;

•	entering markets where we have no or limited experience;

•	failing to assimilate the operations and personnel of acquired businesses;

•	failing to install and integrate all necessary systems and controls;

•	the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties.

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

We regularly evaluate the potential disposition of assets and businesses that may no longer help us meet our objectives. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated. In addition, we may experience greater dis-synergies than expected, and the impact of the divestiture on our revenue growth may be larger than projected. After reaching an agreement with a buyer or seller for the disposition of a business, we are subject to satisfaction of pre-closing conditions as well as to necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent us from completing the transaction. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial and commercial obligations. Following the sales of Bottom Dollar Food, Sweetbay, Harveys and Reid’s, we are providing guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, we will be obligated under the terms of the contract to the landlords. Currently, we do not expect to be required to pay any amounts under these guarantees.

In November 2014, we signed an agreement to sell our Bottom Dollar Food store locations to ALDI Inc. The stores were closed in January 2015, and the transaction closed in March 2015. There can be no assurance that the anticipated benefits of our divestiture strategies will be realized.

Unexpected outcomes with respect to jurisdictional audits of income tax filings could result in an adverse effect on our financial performance.

As part of our ongoing business activity, we are regularly audited in the various jurisdictions in which we conduct business. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect our financial condition and results of operations.

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

Approximately 20% of the stores in our store network are franchised or affiliated. Approximately 12% of our revenues are generated from our franchise or affiliate activities and are part of wholesale revenues. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results. In addition, we have accounts receivables associated with our franchised and affiliated stores. If the operators of these stores do not operate successfully, we could be forced to write-off a portion of or all of the accounts receivables associated with such franchised and affiliated stores. In order to cover ourselves against this risk, we may enter into credit insurance.

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

Many of the functions of our operations are dependent on IT systems developed and maintained by internal experts or third parties. The failure of any of these IT systems may cause disruptions in our operations, adversely affecting our sales and profitability. We have recovery plans in place to reduce the negative impact of such IT systems failures on our operations, but there is no assurance that these recovery plans will be completely effective in doing so.

As do most retailers, we receive and store certain personal information about our customers in our information systems, and we receive and store personal information concerning our associates and vendors. We also use third-party service providers for a variety of reasons, including, without limitation, encryption and authentication technology, content delivery to customers, back-office support, and other functions. In addition, our online operations depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments. If third parties or our employees are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit or debit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit or debit card information, identity theft or other similar fraud-related claims. This liability could also include claims for other misuses of personal information, including for unauthorized marketing purposes. Other liability could include claims alleging misrepresentation of our privacy and data security practices. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand names.

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

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal against the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities. The decision of the Court of Appeal of Brussels is pending. A decision on the merits of the matter by the Authority would likely not occur before the end of 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Based on the current facts and circumstances, a provision has been recognized in the first quarter of 2015.

In a separate matter related to another of our operations, Mega Image in Romania, we have, since 2009, answered a series of questions sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. During 2014, we received the Statement of Objections from the Romanian Competition Authority, which alleged that several retailers (including Mega Image) and suppliers were involved in possible competition infringements and recommended to the Romanian Competition Plenum to sanction the companies involved. We responded to the Statement of Objections and hearings in front of the Romanian Competition Plenum took place afterwards. In 2014, the Romanian Competition Plenum determined that Mega Image, some of its suppliers and other food retailers active in Romania had in its view infringed Romanian Competition Law through the alleged setting up of anticompetitive vertical agreements during the period of 2005-2009. The Romanian Competition Plenum in 2014 announced its intention to impose on Mega Image a fine of 1.05% of the total revenues achieved in 2013, and on April 27, 2015 provided to Mega Image a fully motivated decision. We have recognized a related provision of €5 million. Mega Image has one month from the notification of the fully motivated decision to lodge an appeal against the decision and to claim for a suspension of the payment.

Unexpected outcomes in our legal proceedings could impact our financial performance.

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

Additional legal proceedings arise from time to time outside the ordinary course of business, for which outcomes could have an adverse effect on our financial condition and results of operations. In a shareholders’ matter related to our wholly-owned subsidiary in Greece, we were notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by us during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. We believe that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. We continue to assess the merits and any potential exposure of this claim and to vigorously defend ourselves. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. The decision of the Court of First Instance of Athens is expected in 2016.

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

Self-insurance reserves of €152 million are included as liabilities on the balance sheet as of December 31, 2014. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this Form 20-F Report.

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

We have defined benefit plans at several of our entities and a total of approximately 24% of our employees were covered by defined benefit plans at the end of 2014. Assumptions related to discount rates, inflation, interest crediting rate and future salary increases or mortality rates have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates, demographical situation and governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2014, we recognized a net liability of €135 million to cover such underfunding. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this Form 20-F Report.

We may not achieve all efficiencies and cost savings anticipated through our internal restructuring work.

Beginning in 2010, the support functions for our U.S. banners have been centralized, while the unique go-to-market strategies of our banners have been maintained. In this structure, the U.S. banner organizations benefit from common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of the common support services is to create greater efficiencies, scale, and flexibility, ultimately better serving our banners and customers. Additionally, we have made management and merchandising function changes at Delhaize America aimed at operating more effectively and efficiently. We cannot provide assurance that we will continue to realize the expected benefits of our internal restructuring and management and merchandising function changes at Delhaize America, or through other related initiatives.

In June 2014, we announced a restructuring plan in Belgium, with related labor force and operational changes. The Belgium restructuring is designed to allow us to become more customer centric and efficient. While we expect this restructuring to allow us generate significant savings, there can be no assurance that the anticipated benefits of our restructuring will be realized.

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

Judicial reorganization by way of amicable settlement

During the moratorium period, the debtor can negotiate an amicable settlement with two or more of its creditors. This negotiation takes place under a court’s supervision. Once agreed, the amicable settlement will be presented to the court and the moratorium will end. The amicable settlement as presented to the court benefits from the same safe haven as the amicable settlement reached outside of the judicial reorganization (as set out above).

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

The rules on transactions which can or must be voided for the benefit of the bankrupt estate in the event of bankruptcy include the following:

•	Any transaction entered into by a Belgian company during the suspect period is ineffective if the value given to such creditors significantly exceeded the value the company received in consideration.

•	Security interests granted during the suspect period must be declared ineffective if they intend to secure a debt which existed prior to the date on which the security interest was granted.

•	Any payments (in whatever form, i.e. money or in kind or by way of set-off) made during the suspect period of any debt which was not yet due as well as all payments made during the suspect period other than with money or monetary instruments (checks, promissory notes, etc.) must be declared ineffective.

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

The audit report included in this Form 20-F Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB.

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

Our ordinary shares are listed on NYSE Euronext Brussels under the symbol “DELB” and our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange, NYSE, under the symbol “DEG.” During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to US domestic companies. Under the NYSE’s corporate governance listing standards and the requirements of Form 20-F, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. For more information, see Item 16G, “Corporate Governance” below.

ITEM 4.	INFORMATION ON THE COMPANY

INTRODUCTION

The commercial name of our company is Delhaize Group. The legal names of our company are in French “Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)”, in Dutch “Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Groep)” and in English “Delhaize Brothers and Co. “The Lion” (Delhaize Group)”, in abridged in French “Groupe Delhaize”, in Dutch “Delhaize Groep” and in English “Delhaize Group”, the company being allowed to use any of its full legal corporate names or any of its abridged legal corporate names. Delhaize Group is a limited liability company incorporated and domiciled in Belgium. Our principal executive offices are located at Square Marie Curie 40, 1070 Brussels, Belgium. Our telephone number at that location is +32 2 412 22 11. Our Internet address is www.delhaizegroup.com. The information on our website is not a part of this Form 20-F Report.

We are a food retailer headquartered in Belgium with operations in seven countries on three continents — North America, Europe and Asia. At December 31, 2014, our store network (which includes company-operated, affiliated and franchised stores) consisted of 3,468 stores, and we employed approximately 152,500 people. In 2014, we recorded revenues of €21.4 billion and Group share in net profit of €89 million.

Our primary store format consists of food supermarkets. Our store network also includes other store formats such as proximity stores, cash and carry and specialty stores.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 36 to the consolidated financial statements included in Item 18 of this Form 20-F Report.

The following table sets forth, at the dates indicated, our store network in the United States, Belgium, Southeastern Europe and Asia:

Store Network (number of stores) per country

	At December 31,
	2014	2013	2012
United States(1)	1,361	1,514	1,553
Belgium and Grand Duchy of Luxembourg	880	852	840
Greece	308	281	268
Romania	410	296	193
Serbia	387	381	363
Bulgaria	—	54	43
Bosnia and Herzegovina	—	39	41
Albania	—	—	23
Montenegro	—	—	24
Indonesia	122	117	103
Total	3,468	3,534	3,451

(1)	2014 includes 66 Bottom Dollar Food stores divested in 2015.

Revenues (in millions of €) per reportable segment

	At December 31,
	2014	2013	2012
United States(1) (2)	13,360	12,536	12,767
Belgium(3)	4,919	5,072	4,922
SEE(4)	3,082	2,985	2,825
Total	21,361	20,593	20,514

(1)	The segment “United States” includes the banners Food Lion and Hannaford. Revenues of Bottom Dollar Food are not included as this banner is reported in discontinued operations given its planned divestiture at year-end 2014.
(2)	U.S. revenues in 2014 include the 53rd weeks of operations (52 weeks in 2013 and 2012).
(3)	The segment “Belgium” includes our operations in Belgium and the Grand Duchy of Luxembourg.
(4)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania. Our operations in Indonesia are accounted for under the equity method.

In 2014, operations in the United States accounted for 63% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 23% of revenues. Operations in Southeastern Europe accounted for 14% of revenues.

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

In April 2001, we and Delhaize America, our consolidated subsidiary through which our U.S. operations are conducted, consummated a share exchange transaction in which we acquired all of the outstanding shares of Delhaize America that we did not already own. Delhaize America shareholders exchanged their shares of Delhaize America common stock for either our American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or our ordinary shares, which are listed on NYSE Euronext Brussels. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADS for every one ordinary share.

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

In 2001, Alfa Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. As of December 31, 2014, we operated 13 Red Market stores in Belgium. These stores serve as a laboratory for new concepts in the Belgian market and elsewhere throughout the Group. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices.

In 2010, our wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) obtained 100% of the voting rights of Alfa Beta following two tender offers and the exercise of its squeeze-out right. On October 1, 2010, Alfa Beta was delisted from the Athens Stock Exchange.

In July 2011, we acquired 100% of the shares and voting rights of Delta Maxi, a Serbian based food retailer active in five countries in the Southeastern part of Europe and with a network of approximately 485 stores, including convenience stores, supermarkets and hypermarkets and 7 distribution centers. In 2013 and 2014, we completed the sale of our operations in Albania, Montenegro, Bulgaria and Bosnia and Herzegovina, that were part of the Delta Maxi acquisition.

In 2013, we signed an agreement with Bi-Lo Holdings (Bi-Lo) to divest its Sweetbay, Harveys and Reid’s operations. The transaction closed in 2014.

In November 2014, we signed an agreement with ALDI Inc. to sell our 66 Bottom Dollar Food locations. The transaction was completed in March 2015.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities that exist in the supermarket industry in the geographical markets in which we operate. We seek to differentiate ourselves from our competitors through our competitive strengths, which include:

•	Leading market shares and strong brand recognition. We aim to be among the top three supermarket operators in terms of annual revenues in the markets in which we operate. We believe that our leading market shares result in distribution and advertising synergies, competitive buying conditions and allow us to maintain customer loyalty and strong brand recognition.

•	Good cost management. We focus on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private brand products. Effective use of information technology, store labor scheduling and attention to cost controls has allowed us to control our expense structure.

•	Track record of reducing leverage (i.e., debt to equity ratio). We have historically been able to generate free cash flow and reduce leverage in our balance sheet. This has been possible through our strong profitability, disciplined working capital management and selective investments.

•	Diversification through multiple banners and multiple markets where we enjoy leading market shares. We operate under multiple banners, each of which has a distinct strategy and a well-established and consistent brand image. Through our multiple banners, we are able to target the needs and requirements of specific markets, customize our product and service offerings and maintain strong brand recognition with our local customers.

•	Experienced management team. Our executive officers have many years of experience in the food retailing industry. In addition, many of our company’s senior operating managers have spent much of their careers in their respective local markets.

•	Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. In 2014 we spent €606 million (based on the average exchange rate in 2014 of €1 = $1.33) in capital expenditures. These capital expenditures include investment in a new distribution center in Serbia as well as renovations of existing stores and store support functions, particularly information technology and logistics.

•	Distribution capacity and efficiency. We currently operate 27 distribution centers. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•	Loyalty card programs. Transactions using the loyalty card program accounted for approximately 80%, 80% and 90% of revenues at Delhaize Belgium, Alfa Beta (including franchises) and Food Lion respectively, during 2014. Customers utilize our loyalty cards for buying incentives and discounts on select purchases. The use of loyalty card programs allows us to better serve our customers by, for instance, offering targeted promotions or developing partnerships with other companies to offer additional benefits to card holders.

•	Operate as a global group. We are organized into different geographic regions that engage in global and regional purchasing, share retail knowledge and implement best practices. We have regional and company-wide coordination groups focusing on procurement, equipment purchasing, information technology, food safety, talent development, communication, risk management and legal.

Our strategy: Our Strategic Framework

Delhaize Group’s purpose is to operate our customers’ preferred local supermarkets and work together to support that ambition. Our Strategic Framework was re-designed in March 2014 to provide a clear roadmap as to how we achieve this purpose. Our Strategic Framework has five dimensions: our company’s purpose, the promises we make to our stakeholders, the principles we use to make decisions, how sustainability supports the objectives of our organization, and the values that embody who we are.

Our purpose is underpinned by the promise we make to our four key stakeholders – customers, associates, communities and shareholders. This promise articulates what we do; progress is measured on an ongoing basis using clear and consistent metrics.

Our principles outline how we will deliver on our promise and achieve our purpose. We have four principles: put customers first, lead locally, learn to grow, and drive profitable growth today and beyond. Together, these principles provide a clear road map for Delhaize Group to make choices that support profitable growth.

Our commitment to sustainability, today as in the past, is integrated into and supports our Strategic Framework. Sustainability is at the heart of how we run our business. In order to concretely measure our performance, we will continue to monitor our progress against our 2020 sustainability goals as well as our performance in the Dow Jones Sustainability Index.

Finally, our Values serve to remind us of who we are and who we will be for our customers and each other. They are: determination, integrity, courage, humility and humor.

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, based on the location of customers and stores, which matches the way we manage our operations. In 2014, reportable segments include the United States, Belgium (including Belgium and the Grand Duchy of Luxembourg) and Southeastern Europe, which includes our operations in Greece, Serbia and Romania. We also hold a 51% stake of Super Indo (Indonesia).

As of December 31, 2014, we operated the following banners:

United States	Belgium(1)	Southeastern Europe
• Food Lion • Hannaford • Bottom Dollar Food(2)	• Delhaize “Le Lion”/Delhaize “De Leeuw” Supermarket • AD Delhaize • Proxy Delhaize • Shop ‘n Go • Tom & Co • Red Market	• Alfa Beta • ENA • AB Shop & Go • AB City • AB Food Market • Mega Image • Mega Image Shop & Go • Maxi • MaxiShop & Go • Tempo

(1)	Including 44 stores in the Grand Duchy of Luxembourg.
(2)	Stores sold in 2015.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion and Hannaford. In November 2014, Delhaize Group signed an agreement to sell its Bottom Dollar Food store locations to ALDI Inc. The transaction was completed early 2015.

In 2014, we had revenues of €13.4 billion ($17.7 billion) in the United States, representing 63% of the total Group revenues (excluding discontinued operations). At the end of 2014, we employed approximately 99,000 people in the United States (including 2,040 associates at Bottom Dollar Food).

Food Lion stores are located in 10 different states in the Southeast of the United States. Hannaford is located in five states throughout New England.

Store network. The growth of our U.S. store network has historically been based on store openings, complemented by selective acquisitions and divestments. In November 2014, Delhaize Group signed an agreement to sell its 66 Bottom Dollar Food store locations and in 2014 we closed an additional seven Food Lion stores. One Harveys store and one Reid’s store was converted into the Food Lion banner in 2014 following the sale of the Sweetbay, Harveys, and Reid’s operations to Bi-Lo Holdings (announced in May 2013). As a result, as of December 31, 2014, we operated 1,361 supermarkets (including the 66 Bottom Dollar Food store locations) in 17 states in the eastern United States.

State	Food Lion	Hannaford	Bottom Dollar Food	TOTAL
Delaware	23			23
Georgia	26			26
Kentucky	3			3
Maine		59		59
Maryland	79			79
Massachusetts		26		26
New Hampshire		34		34
New Jersey			13	13
New York		51		51
North Carolina	499			499
Ohio			4	4
Pennsylvania	8		49	57
South Carolina	115			115
Tennessee	30			30
Vermont		17		17
Virginia	307			307
West Virginia	18			18
TOTAL	1,108	187	66	1,361
Number of states	10	5	3	17

Banner	Store Sizes ft2
Food Lion	24,000 – 45,000
Hannaford	25,000 – 55,000

Between 2011 and the beginning of 2014, we repositioned all of our Food Lion stores with the aim of enhancing customer satisfaction by improving our price positioning and strengthening other attributes of the shopping experience. In 2014, Food Lion completed its phase repositioning by implementing Phase 4 in May 2013 (178 stores) and Phase 5 (169 stores) in November 2013. In 2014, Food Lion announced its new strategy: “Easy, Fresh and Affordable…You Can Count on Food Lion Every Day!” Executing against the new strategy, Food Lion unveiled 76 remodeled stores in the greater Wilmington, North Carolina, and greater Greenville, North Carolina markets. First results are encouraging and will allow us to fine tune our strategy further, rolling it out to an additional approximately 160 stores in 2015.

On January 12, 2012, we announced the completion of a thorough portfolio review and the subsequent decision to close 126 underperforming stores in the U.S. and to convert 42 Bloom and 22 Bottom Dollar Food stores to Food Lion. In addition, we decided to retire the Bloom brand.

On January 17, 2013, we announced the closing of 34 underperforming Sweetbay stores in Florida, 8 Food Lion stores and 3 Bottom Dollar Food stores.

On May 28, 2013, we announced the sale of the Sweetbay, Harveys, and Reid’s operations to Bi-Lo Holdings. The transaction closed in 2014.

In November 2014, we announced the sale of Bottom Dollar Food to ALDI Inc. This transaction was completed in March 2015.

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

The major competitors of Food Lion are Wal-Mart, Kroger (including Harris Teeter), Bi-Lo, Lowes Food, ALDI, Save-A-Lot and Publix. The major competitors of Hannaford are Supervalu (Shaws), Price Chopper, Wal-Mart, DeMoulas (Market Basket), Royal Ahold (Stop & Shop) and ShopRite.

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

Assortment. Our U.S. supermarkets sell a wide variety of groceries, produce, meats, dairy products, seafood, frozen food, deli/bakery products and non-food items such as prescriptions, health and beauty care and other household and personal products. Our U.S. stores offer nationally and regionally advertised brand name merchandise as well as products manufactured and packaged under private brands. Food Lion offers around 25,000 stock-keeping units (“SKUs”) in their supermarkets, and Hannaford between 25,000 and 46,000 SKUs.

Fresh products are a key category throughout the Group. Organic, natural and international foods are becoming more prevalent in the assortment. Hannaford and Food Lion feature a strong organic and natural food department, Nature’s Place, in their stores.

Private brand products. Each of our U.S. banners offers their own line of private brand products. The Food Lion and Hannaford private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brands, reducing the cost of goods sold for private brands and strengthening the margins for these products. Revenues from private brand products represented 27.34% and 28.1% of Food Lion and Hannaford’s respective revenues in 2014. As of December 31, 2014, Food Lion and Hannaford respectively carried approximately 6,575 and 7,200 private brand SKUs under their private brand programs. Both Food Lion and Hannaford have category-specific private brand lines for organic products, general merchandise and prepared meals.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for approximately 85% of revenues at Food Lion in 2014.

Pharmacies. As of December 31, 2014, there were 156 pharmacies in Hannaford stores and 29 in Food Lion stores.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent shopkeepers. Over the years, we have built a strong market position (second in terms of sales with 24.7% in 2014 – source: AC Nielsen), providing our customers with quality products and services at competitive prices. In 2014, we had revenues of €4.9 billion in Belgium and the Grand Duchy of Luxembourg, representing 23% of the total Group revenues. At the end of 2014, we employed approximately 16,000 people in Belgium and the Grand Duchy of Luxembourg.

Store network. In Belgium and the Grand Duchy of Luxembourg our store network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores with a Delhaize banner that are operated by independent third parties to whom we sell our products at wholesale prices). As of December 31, 2014, our store network increased by 28 stores since 2013 to 880 stores and consisted of 836 stores in Belgium and 44 stores in the Grand Duchy of Luxembourg.

The network included 378 supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw,” AD Delhaize and Red Market banners, 359 proximity stores under the Proxy Delhaize and Shop ‘n Go banners, and 143 specialty stores operated under the Tom & Co banner. We are also active in E-commerce.

Supermarkets. At the end of 2014, there were 147 company-operated supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw” banner and 218 affiliated supermarkets under the AD Delhaize banner in Belgium and the Grand Duchy of Luxembourg. The Delhaize “Le Lion”/Delhaize “De Leeuw” supermarkets have an average size of 1,900 square meters and offer around 20,000 SKUs, depending on their size. The AD Delhaize supermarkets have an average size of 1,100 square meters and offer approximately 13,000 SKUs.

At the end of 2014, Delhaize Group operated 13 Red Market stores in Belgium. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 6,000 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned.

Proximity stores. At the end of 2014, our network of smaller conveniently located stores in Belgium and the Grand Duchy of Luxembourg consisted of 359 stores under Proxy Delhaize (234 stores) and Shop ‘n Go (125 stores). Proxy Delhaize and Shop ‘n Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 500 square meters and offer approximately 8,000 SKUs. Most Shop ‘n Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 140 square meters and offer approximately 3,000 SKUs.

Specialty stores. Tom & Co is a specialty chain focusing on food, care products, care services and accessories for pets. At the end of 2014, 124 out of 143 total Tom & Co stores were operated under franchise agreements with independent operators.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet and telephone. In 2009, Delhaize Belgium launched delhaize.be (previously Delhaize Direct), allowing customers to order their groceries through the Internet and pick them up at their local store. At the end of 2014, 125 stores were equipped with delhaize.be. In addition, customers can order wine on the dedicated website Delhaize Wineworld that offers a selection of 1,300 different wines from all over the world. After completing the ordering process, the wines are delivered to the customer at home.

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

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 5,700 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2014, private brand sales under our brand accounted for approximately 55% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2014, the “365” offering included approximately 582 SKUs in Belgium and accounted for approximately 4.0% of revenues. Other private brands include “Care” (general merchandise and health and beauty products), Delhaize “Eco” and Delhaize “Bio.”

Loyalty Card. Our stores in Belgium use a loyalty card program known as the Plus card, which was used by customers for approximately 80% of total sales in our company-operated supermarkets in 2014. The Plus card also provides benefits for shoppers at our other stores in Belgium. We have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Southeastern Europe

Overview. In 2014, the Southeastern Europe segment (including our operations in Greece, Serbia and Romania) recorded revenues of €3.1 billion and represented 14% of the total Group revenues. Our Bosnian and Herzegovinan and Bulgarian operations were sold in 2014 and are presented in discontinued operations.

Store network. At year-end, the Southeastern Europe store network included 1,105 stores, 54 more than at the end of 2013. This increase is the combined effect of (i) the divesture and closing of 39 stores in Bosnia and Herzegovina and 54 stores in Bulgaria and (ii) the net opening/acquisition of 147 stores (primarily in Romania).

Greece. As of December 31, 2014, Alfa Beta had 308 stores, of which 184 company-operated supermarkets under the Alfa Beta banner, 44 company-operated AB City stores, 14 company-operated cash and carry stores under the ENA banner, and 66 (of which 64 affiliated) stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2014, Alfa Beta employed around 11,600 people.

Alfa Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Alfa Beta is known for its large assortment, including fresh and organic products and local specialties.

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our company, Lidl (Germany) and Makro (Germany) are the only international food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis, Veropoulos, Marinopoulos and Massoutis. Alfa Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited, except in select designated tourist zones.

Romania. We own 100% of Mega Image since 2004. As of December 31, 2014, Mega Image operated 410 stores in Romania (200 Mega Image supermarkets and 210 Shop&Go convenience stores) and employed approximately 8,200 people. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2014, Mega Image in Romania continued its expansion with net openings of 114 new stores. Mega Image stores all offer the private brand ranges “365,” “Care” and the house brands available at Delhaize Belgium and Alfa Beta.

Serbia, Bosnia and Herzegovina and Bulgaria. On July 27, 2011, we acquired 100% of Delta Maxi, a Serbian food retailer present in five Balkan countries. At year-end 2014, we operated 387 stores in Serbia. In 2014, 54 stores in Bulgaria and 39 stores in Bosnia and Herzegovina were divested and their operations are presented as discontinued operations. At December 31, 2014, we had approximately 10,800 employees in Serbia.

Asia

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores at that time. We own 51% of Super Indo and the remaining 49% is owned by the Indonesian Salim Group. Decisions about the relevant activities are taken by unanimous consent of both parties. Due to changes in IFRS, Super Indo is since 2013 accounted for under the equity method and comparative periods were restated. Super Indo was operating 122 stores as of December 31, 2014 and employing approximately 6,400 employees.

DESCRIPTION OF PROPERTY

Store Ownership of Store Network (as of December 31, 2014)

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2014 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	233	501	627	—	1 361
Belgium	151	38	234	457	880
Southeastern Europe	338	—	703	64	1 105
Indonesia	—	—	122	—	122

Total	722	539	1 686	521	3 468

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2014, 2013 and 2012, included under Item 18 in this Form 20-F Report. The consolidated financial statements referred to were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2014. We further refer to our comments made in connection with “Initial Application of New, Revised or Amended IASB Pronouncements” and “Standards and Interpretations Issued but not yet Effective,” which are included in respectively Notes 2.2 and 2.5 under Item 18 in this Form 20-F Report.

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

The results of operations of our company and those of our subsidiaries outside the United States are presented on a calendar year basis. The fiscal year for our wholly-owned U.S. subsidiaries ends on the Saturday nearest to December 31. Our consolidated results for 2014 include the results of operations of our U.S. subsidiaries for the 53 weeks ended January 3, 2015, and in 2013 and 2012, for the 52 weeks ended December 28, 2013 and December 29, 2012, respectively. Our financial information includes all of the assets, liabilities, revenues and expenses of all fully consolidated subsidiaries, i.e., those over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are a multinational food retailer, with differentiated concepts and offerings that are relevant to our customers. Our strong local identity, recognition for fresh assortment and private label expertise have resulted in leadership positions in most of the markets we operate.

Our principal activity is the operation of food supermarkets in the United States and Europe, through company operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. Our store network also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food products to commercial customers. Approximately 80% of our stores are company-operated and 20% are operated as affiliated or franchised stores. In 2014, almost 90 percent of our consolidated revenues were generated through company-operated stores.

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

Operations

At the end of 2014, our store network totaled 3,468 stores (including 66 stores in the U.S., that were operated under the Bottom Dollar Food banner as of December 31, 2014 and were divested in March 2015).

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

In 2014, our operations comprised three reportable segments:

•	United States: At the end of 2014, we operated 1,361 stores in the United States, under the banners Food Lion, Hannaford and Bottom Dollar Food. In 2015, we divested 66 Bottom Dollar Food stores. Our U.S. business is the largest segment, accounting for 63% of our 2014 revenues (excluding revenues from Bottom Dollar Food, which are classified in discontinued operations).

•	Belgium: Belgium is our historical home market. At the end of 2014, our Delhaize Belgium store network (including Grand Duchy of Luxembourg) consisted of 880 stores operating under different banners. The segment accounted for 23% of revenues for the year ended December 31, 2014.

•	Southeastern Europe: This segment comprises our operations in Greece, Romania and Serbia. At the end of 2014, we operated 1,105 stores throughout the segment, representing 14% of our revenues. During the year, we divested our operations in Bulgaria (54 stores) and Bosnia and Herzegovina (39 stores).

In addition to the reportable segments, we also operate 122 stores in Indonesia as part of a joint venture of which we own 51% and which is accounted for under the equity method and as such no longer included in the key measure of profit or loss.

2014 Financial Result

In 2014, we had:

•	Revenues of €21.4 billion, an increase of 3.7% compared to 2013. Revenue growth was primarily driven by our U.S. operations due to a 53rd week of operations in 2014, continued good performance from the Food Lion brand repositioning, winter weather in the first quarter of the year and turmoil at one of Hannaford’s competitors. In Belgium, our sales were negatively impacted by disruptions following the announcement of our Transformation Plan whereas expansion in our Southeastern Europe segment drove revenue growth amidst difficult market conditions.

•	Other operating expenses totaling €332 million in 2014 compared to €257 million in 2013, primarily consisting of €166 million impairment charges mainly related to Serbian goodwill and trade names and a €137 million reorganization charge for the Transformation Plan in Belgium.

•	An operating margin of 2.0% compared to an operating margin of 2.6% in 2013.

•	An underlying operating profit margin of 3.6% compared to 3.8% in 2013.

•	Net financial expenses (finance costs less income from investments) of €172 million, being €12 million lower than 2013, mainly due to lower outstanding debt and higher interest income.

•	An increase of the effective tax rate from 24.2% in 2013 to 26.3% in 2014, primarily due the statutory limitations associated with the recognition of tax benefits in our U.S. states and the non-tax deductibility of the goodwill impairment charge in Serbia, partially offset by a tax credit impact resulting from the reorganization charge at Delhaize Belgium.

•	A loss from discontinued operations of €99 million compared to a loss of €90 million in 2013. The 2014 loss was primarily the result of the impairment charges recorded following the divestiture of Bottom Dollar Food and our operations in Bulgaria and Bosnia and Herzegovina.

•	A group share in net profit of €89 million, representing a decrease of 50.3% compared with 2013.

In 2014, we sold our Sweetbay, Harveys and Reid’s operations in the U.S. and our operations in Bulgaria and Bosnia and Herzegovina and the results were presented as discontinued operations.

In 2014, we signed an agreement with ALDI Inc. to sell our 66 Bottom Dollar Food locations for approximately $15 million (€12 million). Related assets and liabilities are classified as a disposal group held for sale, and the relevant profit or loss after tax has been classified as “Result of discontinued operations.” The transaction was completed in March 2015. In 2014, the 66 stores included in the transaction generated revenues of approximately $0.5 billion.

CRITICAL ACCOUNTING ESTIMATES

We have selected accounting policies that we believe provide an accurate, true and fair view of our consolidated financial condition and results of operations. Those accounting policies are applied in a consistent manner, unless stated otherwise, which will be mainly a result of the application of new accounting pronouncements. Details on changes in accounting policies are provided in Note 2.2 to the consolidated financial statements. For a summary of all of our significant accounting policies, we refer to Note 2.3 to the consolidated financial statements. These consolidated financial statements are included under Item 18 in this Form 20-F Report.

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

Asset Impairment (excluding goodwill and indefinite useful lives intangible assets)

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

An impairment loss is recorded for stores for which the recoverable value (the higher of value in use (“VIU”), calculated on the basis of projected discounted cash flows, or fair value less costs to sell (“FVLCTS”)), is less than its carrying amount, in which case the carrying amount of the store is written down to its recoverable amount. Only if events or circumstances indicate that impairment no longer exists, the impairment loss is reversed.

Testing retail stores for impairment is significantly impacted by estimates of future operating cash flows, discount rates and estimates of fair values. Future operating cash flows are estimated using our past experience and knowledge of the markets in which our stores are located. These estimates are adjusted for various factors such as inflation and general economic conditions. We estimate fair values based on a multiples approach or independent third party appraisals, based on the location and condition of the stores.

We believe the assumptions we use are reasonable, however, as indicated above, changes in economic conditions and operating performance impacting the assumptions used in projecting future operating cash flows will have a potential impact on the determination of the recoverable amount and the resulting impairment losses, if any.

Goodwill and Indefinite Useful Life Intangible Assets Impairment

In accordance with our accounting policies, we conduct an annual impairment assessment for goodwill and intangible assets with indefinite useful lives in the fourth quarter of each year (during the preparation of the year-end consolidated financial statements) and, in addition, whenever events or circumstances indicate that impairment may have occurred.

The FVLCTS of trade names is estimated by applying the royalty-relief-method, using revenue projections and discount rates of each operating entity consistent with the assumptions applied as part of the annual goodwill impairment testing. The applied estimated royalty rates are disclosed in Note 7 to our consolidated financial statements, included under Item 18 in this Form 20-F Report.

The impairment calculation for goodwill involves comparing the recoverable amount of the cash generating unit (“CGU”) that is benefiting from the synergies of the underlying business combination, with its carrying amount, which includes goodwill allocated to that CGU. The recoverable amount of the cash generating unit is determined based on the higher of VIU and FVLCTS calculations. Both the VIU and the FVLCTS calculations use cash flow projections based on financial plans approved by management covering a three-year period. Cash flows beyond that period are extrapolated using estimated growth rates. Earnings multiples paid for similar companies in the market have been used to ensure appropriateness of the FVLCTS estimates and overall consistency. The assumptions and valuation methods applied for our most significant CGUs are described in Note 6 to our consolidated financial statements, included under Item 18 in this Form 20-F Report. An impairment loss is recorded if the carrying value exceeds the recoverable amount. Goodwill impairments are never reversed.

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

The assumptions employed to estimate the VIU represent our best estimates of future developments and we are of the opinion that no reasonably possible change in any of the key assumptions mentioned would cause the carrying value of the significant cash generating units of the U.S., Belgium, Greece and Romania to exceed their recoverable amounts. Sensitivity information on various key assumptions has been disclosed in Note 6 to our consolidated financial statements, included under Item 18 in this Form 20-F Report. Except for Serbia, none of these sensitivities resulted in the situation that the carrying amount of the significant CGUs would have exceeded their recoverable amount.

In 2012, we impaired 100% of the goodwill recognized in connection with Bulgaria, Bosnia and Herzegovina and Montenegro and recognized an impairment loss of €85 million with respect to the Serbian goodwill. During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator and we recorded an additional impairment loss of €124 million. During 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. During the second quarter, the country was further hit by a devastating flooding, which further negatively impacted the economy. At the same time, competition continued to strengthen in the retail market. Due to this, we reconsidered our estimates and forecasts and concluded that the aforementioned had a negative short-term impact on the cash flow projections of Delhaize Serbia, providing goodwill impairment indicators. Consequently, we updated our impairment review and recognized €138 million impairment losses. As part of our annual goodwill impairment testing the Serbian business was retested for impairment but it did not result in additional impairment We estimated that an increase of 100 basis points in the discount rate applied and a simultaneous reduction of 50 basis points in the terminal growth rate used to estimate the FVLCTS for Serbia would have decreased the recoverable amount of the Serbian goodwill by an additional €48 million and result in the carrying amount exceeding the recoverable amount by €40 million. Further sensitivity information is disclosed in Note 6 to our consolidated financial statements, included under Item 18 in this Form 20-F Report.

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

Income Taxes

Income tax expense is comprised of current and deferred income tax, both of which need to be determined for each of the jurisdictions in which we conduct business. Management judgment is required for the calculation of current and deferred taxes. Current tax expense is the expected tax payable on the best estimate of taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date. Additionally, any adjustment to tax payable (receivable) for prior periods is reflected in current tax expense. Deferred tax expense is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of estimated taxable income. Deferred tax is calculated, considering (i) the tax rates that are expected to apply in the period when the liability is settled or the asset is realized and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

Deferred tax assets and liabilities are generally recognized for all temporary differences except those related to the initial recognition of goodwill in jurisdictions in which the goodwill is not tax deductible Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses, or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that sufficient taxable income will be available to allow all or a portion of the asset to be recovered.

The assessment of our tax position in the various jurisdictions in which we conduct business is dependent upon management’s estimate. We recognize liabilities for uncertain tax positions when it is more likely than not that additional taxes will be due. In making this assessment, we assume that the tax authorities will examine the amounts reported to them with full knowledge of all relevant information. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we believe it is unlikely that any potential tax amounts, in excess of the amounts currently recorded as liabilities in our consolidated financial statements, would be material to our future financial condition or results of operations.

Self-Insurance

As explained in Note 20.2 to our consolidated financial statements, included under Item 18 in this Form 20-F Report, we are self-insured in the United States for workers compensation, general liability, vehicle accident and pharmacy claims up to a certain retention and we hold excess insurance contracts with external insurers for any costs in excess of these retentions.

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

Actuarial estimates are subject to a high degree of uncertainty due to, among other things, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. We believe that the actuarial estimates are reasonable and represent our best estimate of the total exposure. However, it is in the nature of such estimates that significant differences between actual and estimates could materially affect our self-insurance obligations. For example, a negative shift in the yield curve used to discount the provision by 100 basis points would increase the provision by approximately €4 million.

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

Varying the discount rate applied by 200 basis points would not have impacted the profit or loss for 2014 store closing activities and would have increased / decreased the total closed store provision by €8 million.

Supplier Allowances

We receive allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introductions and volume incentives. We have a strict rebuttable presumption that allowances for in-store promotions, co-operative advertising and volume incentives represent a reduction in the cost of inventory and are recognized when the product is sold unless they represent reimbursement of a specific, identifiable cost incurred by us to sell the vendor’s product. Such reimbursements are recorded as a reduction in selling, general and administrative expenses. Income from new product introductions constitutes an allowance received to compensate us for costs incurred for product handling and are recognized over the product introduction period in cost of sales.

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

Defined Benefit Plans

Approximately 24% of our employees are covered by defined benefit plans, which typically define an amount of benefit that an employee will receive upon retirement, usually depending on factors such as age, years of service, expected salary at retirement and similar criteria. Such plans are either funded or unfunded and our net defined benefit liability (asset) recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. In case the calculation results in a net defined benefit asset, the amount recognized is limited to the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Calculating the net defined benefit pension liability (asset) involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future, as detailed in Note 21.1 to our consolidated financial statements, as included under Item 18 in this Form 20-F Report. We review all significant assumptions periodically, which are based on observable market inputs and historical experience. The discount rate is determined in the relevant currency in which the relating obligations are denominated by reference to market yields at the end of the reporting period on high quality corporate bonds.

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

Sensitivity information on the most material assumptions applied have been disclosed in Note 21.1 to our consolidated financial statements, as included under Item 18 in this Form 20-F Report.

SELECTED RESULTS OF OPERATIONS

Overview

In 2014, we signed an agreement with ALDI Inc. to sell our 66 Bottom Dollar Food locations for approximately $15 million (€12 million). We classified assets and liabilities relating to these operations (being part of our “United States” segment) as a disposal group held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant profit or loss after tax has been classified as “Result from discontinued operations”, with comparative information being re-presented. The transaction was completed in early 2015. An impairment loss of €124 million was recorded in 2014 to write down the carrying value of the disposal group to its estimated fair value less cost to sell.

In 2013, we signed an agreement with Bi-Lo Holdings (Bi-Lo) to divest our Sweetbay, Harveys and Reid´s operations. The transaction closed in 2014 for a final sales price of $234 million (€171 million) in cash. Assets and liabilities relating to these operations (being part of our “United States” segment) were classified as a disposal group held for sale in 2013 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented.

In 2014, we also sold our Bulgarian operations to AP Mart and Delhaize Bosnia and Herzegovina to Tropic Group B.V. Both activities were part of our “Southeastern Europe” segment and meet the requirements of discontinued operations. Therefore, the profit and loss after tax relating to these operations are classified as “Result from discontinued operations” and comparative information has been re-presented. The operations were transferred to the buyers, including cash and cash equivalents of €3 million and €1 million, respectively.

Furthermore, during 2014, we announced a major Transformation Plan in Belgium which resulted, after consultation and negotiation, in a final agreement with the employees’ representatives in early 2015 to end the company-operated activities of 10 stores and dismiss 1,800 employees through voluntary early retirement and voluntary leave. The Group recognized a provision of €137 million in 2014.

During 2014, our revenues increased by 3.7% compared to 2013, while in 2013, our revenues increased 0.4% compared to 2012. Revenues were positively impacted in 2014 by a 53rd week of operations and a strong comparable store sales growth in the U.S. and significant expansion in our Southeastern Europe segment, partly offset by disruptions in Belgium following the announcement of our Transformation Plan. 2014 revenue evolution was marginally impacted by translation differences as the average rate of the U.S. Dollar remained in line with 2013. Revenues were negatively impacted in 2013 by a translation effect as a result of the weakening of the average rate of the U.S. dollar against the euro by 3.3% compared to 2012.

These translation effects represent the impact of fluctuations in the exchange rates in the functional currencies of certain of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2014 revenue growth at identical exchange rates was calculated by converting 2014 revenues of our U.S., Romanian and Serbian operations at the 2013 average exchange rates.

We ended 2014 with a store network of 3,468 stores (of which 66 stores held for sale), a decrease of 66 stores compared to 2013. 2013 ended with a store network of 3,534 stores, an increase of 83 stores compared to 2012.

Net profit attributable to equity holders of our company (our Group share in net profit) for 2014 decreased by 50.3% compared with 2013. This decrease was mainly a result of a lower operating profit due to a €137 million reorganization charge in Belgium, partially offset by lower impairment losses (-€40 million). In 2014, we recorded €148 million impairment losses on the Serbian goodwill and trade names, compared to €192 million in 2013.

In 2013, net profit attributable to equity holders of our company increased by 70.7% compared with 2012. This decrease was mainly a result of a lower loss from discontinued operations and lower net financial expenses, partly offset by a lower operating profit and higher income taxes.

	Year Ended December 31,
	2014	2013(1)	2012(1)
	(in millions of euros)
Revenues	21,361	20,593	20,514
Gross profit(2)	5,139	5,014	5,028
Other operating income	119	127	114
Selling, general and administrative expenses	(4,503)	(4,347)	(4,292)
Other operating expenses	(332)	(257)	(276)
Operating profit	423	537	574
Underlying operating profit(3)	762	789	845
Net financial expenses(4)	(172)	(184)	(226)
Share of results of joint venture equity accounted	4	4	4
Profit before taxes and discontinued operations	255	357	352
Income tax expense	(66)	(85)	(55)
Net profit from continuing operations	189	272	297
Result from discontinued operations (net of tax)	(99)	(90)	(194)
Group share in net profit	89	179	105

(1)	Comparative information has been restated to reflect the reclassification of Bottom Dollar Food and our operations in Montenegro, Bulgaria and Bosnia and Herzegovina to discontinued operations given their divestiture.
(2)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(3)	A reconciliation with reported operating profit is provided in Note 3 of Item 18.
(4)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2014		2013		2012
	€	%	€	%	€	%
	(in millions, except percentages)
United States	13,360	62.6	12,536	60.9	12,767	62.2
Belgium	4,919	23.0	5,072	24.6	4,922	24.0
Southeastern Europe	3,082	14.4	2,985	14.5	2,825	13.8
Total	21,361	100.0	20,593	100.0	20,514	100.0

In 2014, revenues increased 3.7% or 3.9% at identical exchange rates compared to 2013, which is only a slight difference as the average U.S. Dollar to Euro exchange rate in 2014 was close the 2013 average exchange rate. This growth was driven by (i) a 53rd calendar week in the U.S. in 2014 which resulted in an additional revenue contribution of €259 million, (ii) a positive comparable store sales growth of 4.4% in the U.S. resulting from favorable winter weather impacts, the continued repositioning efforts of our Food Lion banner and price investments (i.e. reductions in sales price) and turmoil at one of Hannaford’s competitors, (iii) a comparable store sales evolution of -3.5% in Belgium where we were impacted by strikes and disruptions from our Transformation Plan announcement and (iv) a 4.3% revenue growth at identical exchange rates in our Southeastern Europe segment mainly as a result of store expansion in Romania and Greece.

Comparable store sales are sales of the same stores, including relocations, conversions, extensions and remodels, and adjusted for calendar effects. If the operation of the store is temporarily discontinued, the closing period is excluded from both years. In 2014 we have 53 weeks of operations in the U.S. compared to 52 weeks of operations in 2013. The non-comparable 53rd week of operations is excluded from 2014 to calculate the comparable store sales growth.

In 2013, revenues increased 0.4% for 2013 compared to 2012, despite a weakening of the U.S. dollar by 3.3% against the euro. Revenue growth was 2.4% at identical exchange rates. This growth was driven by (i) the repositioning of our Food Lion banner and price investments at Hannaford leading to a positive comparable store sales growth of 2.1% in the U.S., (ii) a comparable store sales growth of 1.8% in Belgium where we were able to maintain our market share in line with 2012 and (iii) a 5.5% revenue growth at identical exchange rates in our Southeastern Europe segment resulting from volume growth in Greece and store expansion in Romania.

United States

During 2014, revenues increased by 6.6% compared to 2013. Excluding the 53rd week, revenues increased by 4.5%. The revenue growth was a result of the continued successful repositioning of our Food Lion banner, favorable winter weather impacts, price investments and turmoil at one of Hannaford’s competitors, resulting in a comparable store sales growth of 4.4% in the U.S. in 2014. Excluding the stores from divested banners (Sweetbay, Harveys, Reid’s and Bottom Dollar Food), we finished 2014 with 1,295 supermarkets in the U.S., a decrease of 3 stores compared to 2013, driven by 7 store closings at Food Lion, partly offset by the net opening of 4 stores at Hannaford.

In 2013, revenues decreased by 1.8% compared to 2012. This decrease was a result of the weakening of the U.S. dollar by 3.3% against the euro partly offset by the successful repositioning of our Food Lion banner and price investments at Hannaford resulting in a comparable store sales growth of 2.1% in the U.S. in 2013. At identical exchange rates, revenues increased by 1.5%. Excluding stores from divested banners, we finished 2013 with 1,298 supermarkets in the U.S., a decrease of 10 stores compared to 2012, driven by 12 net store closings at Food Lion, partly offset by the net opening of 2 stores at Hannaford.

Belgium

Revenues decreased by 3.0% in 2014 compared to 2013. This decrease was the result of a comparable store sales evolution of -3.5% which primarily resulted from strikes and disruptions from our Transformation Plan announcement in Belgium and strong deflation in fruits and vegetables in the second half of the year partly offset by a net increase of 28 stores. Delhaize Belgium had a market share of 24.7% in 2014 (source: AC Nielsen), decreasing by 77 basis points versus prior year.

In 2013, revenues increased by 3.0% compared to 2012. This increase was the result of a net increase of 12 stores and a comparable stores sales growth of 1.8% which was primarily inflation driven despite price investments and increased promotional activity. Delhaize Belgium had a market share of 25.5% in 2013 (source: AC Nielsen), stable versus 2012.

Southeastern Europe

Revenues increased by 3.2% for 2014 over 2013, significantly impacted by store expansion throughout the segment while comparable store sales evolution was -1.0%. The number of stores in the segment increased by 147 to a total of 1,105 stores (excluding discontinued operations).

During 2013, revenues increased by 5.7% compared to 2012, primarily driven by store expansion throughout the segment and volume growth in Greece, partly offset by negative volume evolution in Serbia. The number of stores in the segment increased by 134 to a total of 958 stores (excluding discontinued operations).

Gross Profit

	Year Ended December 31,
	2014		2013		2012
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,462	25.9	3,277	26.1	3,363	26.3
Belgium	934	19.0	1,026	20.2	1,001	20.3
Southeastern Europe	743	24.1	711	23.8	664	23.5
Total	5,139	24.1	5,014	24.3	5,028	24.5

Gross profit increased by 2.5% for 2014 compared to 2013 (increase of 2.6% at identical exchange rates), while gross margin decreased by 29 basis points compared to 2013. In the U.S., gross margin decreased by 22 basis points from 26.1% to 25.9% mainly as a result of price investments at Food Lion to support our brand repositioning. At Delhaize Belgium, gross margin decreased by 124 basis points to 19.0% as a result of price investments, shrink and other costs caused by the uncertainty around the transformation plan and deflation. Gross margin for the Southeastern Europe segment increased by 27 basis points primarily due to improved supplier terms, reducing low margin sales in Serbia and better shrink management.

Gross profit decreased by 0.3% for 2013 compared to 2012 (increase of 1.9% at identical exchange rates), while gross margin decreased by 16 basis points compared to 2012. In the U.S., gross margin decreased by 20 basis points from 26.3% to 26.1% as a result of additional price investments to support our Food Lion Brand repositioning and Hannaford and were partly offset by improved procurement conditions and lower store closing markdowns. At Delhaize Belgium, gross margin decreased by 10 basis points to 20.2% as a result of price investments and increased promotional activity. Gross margin for the Southeastern Europe segment increased by 30 basis points due to improved procurement conditions in Romania and Serbia.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly waste recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income in 2014 was €119 million, a decrease of €8 million compared to last year which included €9 million in gains resulting from the sale of City stores in Belgium.

In 2013, other operating income was €127 million, an increase of €13 million (or €15 million at identical exchange rates) compared to 2012. The variance is primarily driven by the reversal of €11 million litigation and legal provisions in Serbia and €9 million gains resulting from the sale in Belgium of City stores to independent third parties who continued to operate them under the Delhaize Proxy banner.

Selling, General and Administrative Expenses (“SG&A”)

	Year Ended December 31,
	2014		2013		2012
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	2,970	22.2	2,835	22.6	2,867	22.5
Belgium	864	17.6	866	17.1	824	16.7
Southeastern Europe	632	20.5	598	20.0	560	19.8
Corporate	37		48		41
Total	4,503	21.1	4,347	21.1	4,292	20.9

SG&A increased during 2014 by 3.6% compared to 2013 (increase of 3.7% at identical exchange rates). SG&A as a percentage of revenues was in line with last year at 21.1%. In the U.S., SG&A as a percentage of U.S. revenues decreased by 39 basis points mainly as a result of strong cost control and the leveraging of higher sales (including the 53rd week in 2014). At Delhaize Belgium, SG&A expenses increased by 49 basis points to 17.6% of Belgian revenues, largely caused by the impact of lower sales. In the Southeastern Europe segment, SG&A increased by 49 basis points to 20.5% of related revenues due to lower sales in Serbia and to expenses related to expansion in Greece.

During 2013, SG&A increased by 1.3% compared to 2012 (increase of 3.5% at identical exchange rates). SG&A as a percentage of revenues increased 19 basis points to 21.1% in 2013. In the U.S., SG&A as a percentage of U.S. revenues increased by 16 basis points to 22.6%, mainly as a result of the reduction of the employee short-term incentive compensation in 2012, partly offset by cost savings in 2013. At Delhaize Belgium, SG&A expenses increased by 34 basis points to 17.1% of Belgian revenues, due to the impact of automatic salary indexation and the recognition of a payroll tax refund in 2012. In the Southeastern Europe segment, SG&A increased by 20 basis points to 20.0% of related revenues due to weak sales in Serbia and to expenses related to the rapid expansion in Romania.

Other Operating Expenses

Other operating expenses include expenses incurred outside the normal cost of operating stores, including losses on disposal of property, plant and equipment, impairment losses, store closing expenses and restructuring charges.

The 2014 other operating expenses amounted to €332 million, compared to €257 million in 2013. 2014 included primarily a €137 million reorganization charge in connection with the Transformation Plan in Belgium, €18 million losses on sale of property, and €166 million impairment losses, which can be summarized as follows (in millions of euros):

	2014	2013	2012
Goodwill	138	124	85
Intangible assets	10	68	2
Property, plant and equipment	16	8	16
Investment property	2	6	14
Assets held for sale	—	—	18
Total	166	206	135

In 2014, we recorded additional impairment losses on our Serbian goodwill (€138 million) and trade names (€10 million). Furthermore, we recorded €7 million of impairment losses in Serbia on two incumbent distribution centers and €6 million of impairment losses in the U.S. for planned store closings.

The 2013 other operating expenses amounted to €257 million, compared to €276 million in 2012. 2013 included €21 million losses on sale of property, €15 million reorganization costs related to the severance of support services senior management and employees in the U.S., and €206 million impairment losses.

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by segment:

	Year Ended December 31,
	2014		2013		2012
	€	% of revenues(1)	€	% of revenues(1)	€	% of revenues(1)
	(in millions, except percentages)
United States	533	4.0	457	3.6	406	3.2
Belgium	(39)	(0.8)	187	3.7	201	4.1
Southeastern Europe	(36)	(1.2)	(60)	(2.0)	9	0.3
Corporate	(35)		(47)		(42)
Total	423	2.0	537	2.6	574	2.8

(1)	Operating margin.

Our operating margin decreased from 2.6% in 2013 to 2.0% in 2014. The operating margin of the U.S. operations increased to 4.0%, primarily driven by continued cost control partly offset by higher price investments to support our Food Lion brand repositioning and Hannaford. The operating margin of the Belgian operations decreased from 3.7% in 2013 to -0.8% in 2014, due to the reorganization charge, price investments, disruptions caused by the uncertainty around the Transformation Plan and deflation. The operating margin of the Southeastern Europe segment improved from -2.0% in 2013 to -1.2% in 2014, as a result of the lower impairment losses in Serbia and improved procurement conditions partly offset by new store related expenses.

The 2013 operating margin decreased from 2.8% in 2012 to 2.6%. The operating margin of the U.S. operations increased to 3.6%, primarily driven by lower store closing expenses and cost savings partly offset by higher price investments to support our Food Lion brand repositioning and Hannaford and a higher employee short-term incentive compensation expense in 2013. The operating margin of the Belgian operations decreased from 4.1% in 2012 to 3.7% in 2013, due to the impact of automatic salary indexation, the recognition of a payroll tax refund in 2012, price investments and higher promotional activity. In 2013, the operating margin of the Southeastern Europe segment decreased from 0.3% in 2012 to -2.0%, as a result of higher impairment losses and weak sales in Serbia and store opening expenses in Romania, partly offset by improved procurement conditions in Romania and Serbia.

Compared to 2013, operating profit decreased by 21.2% to €423 million in 2014. At identical exchange rates, operating profit decreased 22.1%.

Compared to 2012, operating profit decreased by 6.3% to €537 million in 2013. At identical exchange rates, operating profit decreased 3.7%.

Underlying Operating Profit

Underlying operating profit (“UOP”) is a non-GAAP performance measure that offers in our view a more comparable basis than “operating profit” of the Group’s operating performance of the period, as it adjusts for a number of elements that management considers as non-representative of underlying operating performance. UOP is defined as operating profit excluding fixed asset impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of our operating performance of the period. A reconciliation from operating profit to UOP has been incorporated in Note 3 “Segment Information” of Item 18 under this Form 20-F Report.

The following table sets forth, for the periods indicated, our underlying operating profit contribution by segment:

	Year Ended December 31,
	2014		2013		2012
	€	% of revenues(1)	€	% of revenues(1)	€	% of revenues(1)
	(in millions, except percentages)
United States	542	4.1	501	4.0	569	4.5
Belgium	118	2.4	198	3.9	196	4.0
Southeastern Europe	135	4.4	130	4.4	121	4.3
Corporate	(33)		(40)		(41)
Total	762	3.6	789	3.8	845	4.1

(1)	Underlying operating margin.

UOP decreased by 3.4% in 2014 to €762 million, primarily due to a lower UOP contribution of our Belgian operations as a result of strikes and disruptions caused by the Transformation Plan, partly offset by the €25 million favorable impact of the 53rd trading week, strong comparable store sales and continued cost control in the U.S. Our group underlying operating margin decreased from 3.8% in 2013 to 3.6% in 2014.

UOP decreased by 6.6% in 2013 to €789 million, primarily due to a lower UOP contribution of the U.S., caused by higher price investments and a higher short-term incentive compensation expense in 2013. Our group underlying operating margin decreased from 4.1% in 2012 to 3.8% in 2013.

Net Financial Expenses

	Year Ended December 31,
	2014		2013		2012
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	188	0.9	193	0.9	242	1.2
Income from investments	16	0.1	9	0.0	16	0.1
Net financial expenses	172	0.8	184	0.9	226	1.1

The 2014 net financial expenses were €12 million lower than 2013 and represented 0.8% of revenues. At identical exchange rates, net financial expenses decreased by €11 million mainly due to lower outstanding debt and higher interest income.

The 2013 net financial expenses were €42 million lower than 2012 and represented 0.9% of revenues. At identical exchange rates, net financial expenses decreased by €37 million mainly due to non-recurring charges related to debt refinancing in 2012, less average interest cost on lower outstanding debt and lower finance lease interest due to store closings.

Share of results of joint venture equity accounted

Our investment in P.T Lion Super Indo LLC is a joint venture and accounted for using the so called “equity method.” Our share of its results amounted to €4 million in 2014, 2013 and 2012.

Income Tax Expense

	Year Ended December 31,
	2014		2013		2012
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	66	26.3%	85	24.2%	55	15.9%
Income tax expense (benefit) from discontinued operations	(48)		(25)		(34)
Total income tax expense	18	17.5%	60	25.2%	21	17.5%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations minus the share of results of joint venture equity accounted) was 26.3%, 24.2% and 15.9% for 2014, 2013 and 2012, respectively. The effective tax rate for continuing operations for 2014 was 2.1 percentage points higher than 2013 due to statutory limitations associated with the recognition of tax benefits in our U.S. states and the non-tax deductibility of the goodwill impairment charges in Serbia, partially offset by a tax credit impact resulting from the reorganization charge at Delhaize Belgium.

The 2012 effective tax rate was relatively low due to the positive impact of the resolution of certain tax matters in the U.S.

The effective tax rate (including discontinued operations) was 17.5%, 25.2% and 17.5% for 2014, 2013 and 2012, respectively.

We refer to Note 22 in Item 18 for a reconciliation of our Belgian statutory income tax rate of 34% to our effective income tax rate.

Result from Discontinued Operations

The sale of Bottom Dollar Food, Sweetbay, Harveys and Reid’s (U.S.), and of our operations in Bulgaria, Bosnia and Herzegovina, Montenegro and Albania qualified as discontinued operations. The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized in Note 5.3 to our consolidated financial statements, as included in Item 18 in this Form 20-F Report.

In 2014, the result from discontinued operations, net of tax, amounted to a loss of €99 million and included €138 million impairment losses to write down the carrying value of Bottom Dollar Food (€124 million), our Bulgarian operations (€11 million) and our operations in Bosnia and Herzegovina (€3 million) to their estimated fair value less costs to sell.

In 2013, the result from discontinued operations, net of tax, amounted to a loss of €90 million and included Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarters and distribution centers that are impacted by the sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. We recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid’s to their estimated fair value less costs to sell.

In 2012, the result from discontinued operations, net of tax, amounted to a loss of €194 million and included €137 million of impairment charges: €35 million related to underperforming Sweetbay stores, €9 million to underperforming Bottom Dollar Food stores, €42 million in Bulgaria (of which €15 million on goodwill and €15 million on the Piccadilly brand name), €34 million in Bosnia and Herzegovina (of which €26 million on goodwill) and €17 million in Montenegro (of which €10 million on goodwill). We also recognized an impairment loss of €16 million for Delhaize Albania.

Group Share in Net Profit

The lower operating profit partly offset by lower net financial expenses and lower income taxes resulted in a 50.3% decrease in the 2014 net profit attributable to equity holders of our company (our Group share in net profit) compared to 2013.

The lower loss from discontinued operations and lower net financial expenses partly offset by higher income taxes and lower operating profit resulted in a 70.7% increase in the 2013 net profit attributable to equity holders of our company (our Group share in net profit) compared to 2012.

LIQUIDITY AND CAPITAL RESOURCES

We had €1,600 million of net cash and cash equivalents as of December 31, 2014, compared to €1,145 million at December 31, 2013. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt, for working capital needs, the payment of dividends and for financing acquisitions. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,147 million, €1,185 million and €1,402 million during 2014, 2013 and 2012, respectively. The decrease in 2014 over 2013 was primarily due to lower short term incentives paid in 2013 and higher tax payments in 2014 partly offset by continued working capital improvements in 2014.

The decrease in 2013 over 2012 was primarily due to lower cash provided by changes in operating assets and liabilities (€187 million provided in 2013 compared to €427 million provided in 2012), primarily driven by a reduction of inventory balances resulting from store closings and inventory reduction initiatives all impacting 2012 favorably partly offset by improved supplier terms and a lower payment for employee short-term incentive compensation in 2013.

Investing Activities

Net cash used in investing activities was €383 million in 2014, compared to €572 million during 2013 and €630 million in 2012. The decrease in 2014 is primarily due to proceeds received for the sale of our Sweetbay, Harveys and Reid’s operations (€171 million), higher sales of fixed assets and lower investments in debt securities and term deposits partly offset by €41 million higher capital expenditures.

The decrease in 2013 is primarily due to capital expenditures that were €116 million lower than in 2012, indemnification assets received related to the Maxi acquisition (€22 million) and the favorable impact of the sale of City stores in Belgium (€9 million), both in 2013 partly offset by higher investments in debt securities and term deposits (€55 million).

Capital Expenditures

Capital expenditures (capex) were €606 million for 2014 compared to €565 million for 2013 and €681 million for 2012. The increase of 7.2% in 2014 (7.6% increase at identical exchange rates) is mainly due to (i) higher capex in the U.S. (higher capex for our “Easy, Fresh and Affordable” initiative partly offset by fewer capex for new stores and distribution centers), (iii) lower capex in Belgium (less capex for new stores and distribution centers partly offset by higher remodeling capex) and (iii) higher capex in Southeastern Europe (for new stores and our new distribution center in Serbia).

The decrease of 17.1% in 2013 (15.8% decrease at identical exchange rates) is mainly due to (i) less capex in the U.S. (less remodels and less Food Lion repositioning related capex in 2013), (ii) less capex in Belgium (less remodels and less capex for distribution centers) and (iii) less capex in Southeastern Europe (for new stores in Greece and Romania partly offset by the construction of a new distribution center in Serbia).

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2014	2013	2012
	(amounts in millions of euros)
United States	281	276	354
Belgium	129	140	153
Southeastern Europe	167	127	150
Corporate	29	22	24
Total	606	565	681

Capital Expenditures by Category

	Year Ended December 31,
	2014		2013		2012
	€	% of capital expenditure	€	% of capital expenditure	€	% of capital expenditure
	(in millions, except percentages)
New stores	102	16.8	140	24.8	155	22.8
Remodeling existing stores	205	33.8	132	23.4	234	34.4
Other	299	49.4	293	51.8	292	42.8
Total	606	100.0	565	100.0	681	100.0

In 2014, as part of our “Easy, Fresh and Affordable” strategy at Food Lion we remodeled 76 stores, whereas in 2013 we finalized the repositioning of 347 Food Lion Stores. In addition to these stores, 18 other stores were remodeled or expanded in 2014 in the U.S. (compared to 6 in 2013) and 22 supermarkets were remodeled in Belgium (20 in 2013). The other capital expenditures mainly relate to information technology, logistics and distribution.

Business Acquisitions

During 2014, we entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €20 million and the transactions resulted in an increase of goodwill of €13 million.

During 2013, we entered into several agreements in Southeastern Europe that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €9 million and resulted in an increase of goodwill of €3 million. In addition, during 2013, we reached an agreement with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

During 2012, we entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for as business combinations. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

Business disposals

In 2014, we finalized the sale of our Sweetbay, Harveys and Reid´s operations (part of the U.S. segment) to Bi-Lo Holdings for a final sales price of $234 million (€171 million) in cash. We also sold in 2014 our Bulgarian operations to AP Mart and Delhaize Bosnia and Herzegovina to Tropic Group B.V., both part of the “Southeastern Europe” segment. The operations were transferred to the buyers, including cash and cash equivalents of €3 million and €1 million, respectively.

In 2013, we converted several of our Belgian company-operated City stores into affiliated Proxy stores, operated by independent third parties. We received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as “Other operating income”. Furthermore, we sold our Albanian and Montenegrin operations, which resulted in a net cash inflow of €3 million.

In 2012, we sold Wambacq - Peeters SA, a Belgian transport company, to Van Moer Group for €3 million.

Financing Activities

Net cash used in financing activities was €383 million in 2014, compared to €359 million and €263 million in 2013 and 2012, respectively. The increase of €24 million in 2014 is the combined effect of the larger repayment of long-term loans and a higher dividend payment, partially offset by a settlement income on derivatives. Net cash used in financing activities increased by €96 million in 2013 mainly due to higher repayments of loans (net), partially offset by a lower dividend payment.

Purchase of non-controlling interests

In 2012, the minority shareholder of Ela d.o.o. Kotor (Montenegrin subsidiary) irrevocably and unconditionally exercised its put option selling its share of 49% in the subsidiary to us. We recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing our best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. We reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

Furthermore, in 2012 we acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to Serbian subsidiaries.

Long-term debt

In 2014, Delhaize Group repaid the outstanding €215 million of its 5.625% senior notes and unwound the corresponding cross-currency hedge instrument.

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

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes. As of December 31, 2014, 2013 and 2012, respectively €7 million, €6 million and €6 million in aggregate principal amounts of the notes were outstanding, Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2014, 2013 and 2012, restricted securities of €8 million, €7 million and €8 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2014, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and including hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Bonds, 6.50%, due 2017	370
Retail bond, 4.25%, due 2018	400
Senior notes, 4.125%, due 2019	245
Senior fixed rate bonds, 3.125%, due 2020	402
Notes, 8.05%, due 2027	57
Debentures, 9.00%, due 2031	222
Senior notes, 5.70%, due 2040	481
Senior notes, 7.06%, due until 2016	7
Other debt, 5.34% to 7%, due until 2031	18
Total	2,202

The table below provides per currency the expected principal payments (undiscounted) of our long-term borrowings by year of maturity as of December 31, 2014. For the definition of “fair value,” see Note 18.1 to the consolidated financial statements included under Item 18 in this Form 20-F Report.

USD denominated debt

(in millions of U.S. dollars)	2015	2016	2017	2018	2019	Thereafter	Fair Value
Senior Notes due 2016	—	9	—	—	—	—	10
Bonds due 2017	—	—	450	—	—	—	497
Senior notes due 2019	—	—	—	—	300	—	314
Notes due 2027	—	—	—	—	—	71	89
Debentures due 2031	—	—	—	—	—	271	367
Senior notes due 2040	—	—	—	—	—	827	878
Mortgages payable	—	1	—	—	—	—	1
Other debt	1	—	1	—	—	19	22

Euro denominated debt

(in millions of euros)	2015	2016	2017	2018	2019	Thereafter	Fair Value
Retail bond due 2018	—	—	—	400	—	—	445
Senior bonds due 2020	—	—	—	—	—	400	442

Debt Covenants for Long-Term Debt

We are subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

Indentures covering the notes due in 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledges, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. While these long-term debt instruments contain certain accelerated repayment terms, none contains accelerated repayment clauses that are subject solely to downgrades in our credit rating (“rating event”). None of the debt covenants restrict the abilities of our subsidiaries to transfer funds to the parent.

At December 31, 2014, 2013 and 2012, we were in compliance with all covenants for long-term debt.

Short-Term Borrowings

In 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million five-year multi-currency, unsecured revolving credit facility agreement (the “€400 million RCF Agreement”), replacing the 2011 €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “€600 million RCF Agreement” and, together, the “RCF Agreements”). In the first quarter of 2015, all lenders of the €400 million RCF Agreement consented to extend the final maturity date from 2019 to 2020.

U.S. entities

Delhaize America, LLC had no outstanding borrowings under the RCF Agreements, as applicable, as of December 31, 2014, 2013 and 2012.

Under the RCF Agreements, as applicable, Delhaize America, LLC had no average daily borrowings during 2014 and 2013 and $1 million (€1 million) during 2012. In addition to the RCF Agreements, Delhaize America, LLC had a committed credit facility available until November 2014 to exclusively fund letters of credit of $35 million (€29 million) of which approximately $13 million (€9 million) and $12 million (€9 million) was drawn for issued letters of credit as of December 31, 2013 and 2012, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities which are also available to fund letters of credit were $50 million (€41 million) at December 31, 2014. As of December 31, 2014, 2013 and 2012, Delhaize America, LLC had no borrowings outstanding under such arrangements but used $10 million (€8 million) in 2014, none in 2013 and $5 million (€4 million) in 2012 to fund letters of credit.

European entities

At December 31, 2014, 2013 and 2012, our European entities had credit facilities (committed and uncommitted) of €683 million (of which €525 million was under committed credit facilities, including the RCF Agreements described above), €895 million and €846 million, respectively.

Borrowings under these credit facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, we had no outstanding short-term bank borrowings at the end of 2014, 2013 and 2012.

An amount of €41 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €29 million was outstanding as of December 31, 2014 (€34 million at December 31, 2013 and €11 million at December 31, 2012).

Debt Covenants for Short-Term Borrowings

The €400 million RCF Agreement and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. For information regarding covenants on the €400 million RCF Agreement, see Item 10 “Additional Information — Material Contracts — Delhaize Group New Facility Agreement.” None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At December 31, 2014, 2013 and 2012, we were in compliance with all covenant conditions for Short-Term Bank Borrowings.

Credit Ratings

Standard & Poor’s Rating Services (Standard & Poor’s) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt. Standard & Poor’s and Moody’s assign investment grade credit ratings of BBB- and Baa3, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2014.

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

Contractual Obligations, Commitments and Financial Guarantees

The following table summarizes the contractual obligations of our continued operations as of December 31, 2014:

	Payments due by period
	Total	2015	2016	2017	2018	2019	Thereafter
	(in millions of euros)
Long-term debt (excluding finance lease obligations)(1)	2,406	1	8	371	400	247	1,379
Interest on fixed rate debt	1,661	129	128	116	104	82	1,102
Finance lease obligations (minimum payments)(2)	544	69	54	47	70	36	268
Self-insurance obligations	152	58	26	17	11	7	33
Operating lease obligations (minimum payments)(2)	1,511	290	239	200	158	115	509
Purchase obligations(3)	156	104	36	9	5	1	1
Pension benefits(4)	173	23	13	13	16	17	91
Other post-retirement benefits(4)	3	1	—	—	—	—	2
Total	6,606	675	504	773	764	505	3,385

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease and operating lease obligations include closed store lease obligations.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.
(4)	The ‘Thereafter’ category includes years 2020 to 2024.

Following the closing of the sale of our Sweetbay, Harveys and Reid’s operations and the sale of Bottom Dollar Food, we provide guarantee for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, we will assume the financial obligation towards the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance and real estate taxes, as of December 31, 2014. Currently, we do not expect to be required to pay any amounts under these guarantees.

	Payments due by period
	Total	2015	2016	2017	2018	2019	Thereafter
	(in millions of euros)
Finance lease obligations (minimum payments)	95	4	4	4	5	5	73
Operating lease obligations (minimum payments)	200	20	20	19	17	15	109
Total	295	24	24	23	22	20	182

In addition, we issued other financial guarantees for a total amount of €2 million.

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

Financial Risks. We have identified our principal financial risks as follows: (i) the exposure associated with the ability to continuously fund our operations, (ii) adverse interest rate and currency movements, (iii) the credit quality of our financial counterparties, and (iv) the funding of our pension plans.

In order to cover identified and quantified market risks, we use from time to time derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments.

Funding and Liquidity Risk. Funding and liquidity risk include the risks that we will encounter difficulty in raising debt and in meeting payment obligations when they come due. We manage this exposure by closely monitoring our liquidity resources, consisting of a combination of retained cash flows, bank facilities, long-term debt, and leases, which are essential to fulfill working capital, capital expenditures and debt servicing requirements. We operate an international cash-pooling structure in order to centralize cash on a daily basis wherever possible. At year-end 2014 the Group’s cash and cash equivalents amounted to €1.6 billion.

We also monitor the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Note 18.2 “Short-term Borrowings” to the consolidated financial statements included in Item 18 in this Form 20-F Report). At year-end 2014, we had committed and undrawn credit lines totaling €525 million. These credit lines consisted of a syndicated multicurrency credit facility of €400 million for the company and certain of its subsidiaries including Delhaize America, LLC and €125 million of bilateral credit facilities for the European entities.

At December 31, 2014, the maturities of the committed credit facilities were as follows: €50 million maturing in 2015, €75 million maturing in 2016 and €400 million maturing in 2019.

We monitor the maturities of our outstanding debt in order to reduce refinancing risk. At December 31, 2014, the expected redemption values of the long-term debt through 2019 were €1 million in 2015, €8 million in 2016, €371 million in 2017, €400 million in 2018 and €247 million in 2019 after the effect of cross-currency interest rate swaps and before the impact from the cash tender offer settled in February 2015, as detailed in Note 35 “Subsequent Events” included in Item 18 of this Form 20-F Report. As described in Note 18.1 “Long-term Debt” in the Financial Statements, no significant principal repayment of financial debt is due until 2017. Our long-term issuer ratings from Standard & Poor’s and Moody’s are BBB- (stable) and Baa3 (stable) respectively. These credit ratings are supported by cross-guarantee arrangements among the Group and substantially all of U.S. subsidiaries, whereby the entities guarantee each other’s financial debt obligations. We leverage our investment grade credit rating to optimally refinance maturing debt.

As also described in Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” to the consolidated financial statements included in Item 18 in this Form 20-F Report, we are subject to certain financial and non-financial covenants related to our long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.

Interest Rate Risk., Interest rate risk arises on interest-bearing financial instruments and represents the risk that the fair value or the associated interest cash flows of the underlying financial instrument will fluctuate because of future changes in market interest rates.

Our interest rate risk management objectives are to reduce earnings volatility, to minimize interest expense over the long term, and to protect future cash flows from the impact of material adverse movements in interest rates. We review our interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of our interest rate risk management activities, we may enter into interest rate swap agreements (see Note 19 “Derivative Financial Instruments and Hedging” in the Financial Statements). At the end of 2014, 80.4% of the financial debt after swaps of the Group carried a fixed interest rate (2013: 74.3%; 2012: 75.8%).

The sensitivity analysis presented in the table below estimates the impact on the financial results and equity (with all other variables held constant) of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (Euribor 3 months and Libor 3 months) during the year, within a 95% confidence interval.

December 31, 2014

Currency	Impact on Financal Result	Impact on Equity
EUR	€0.04 million	—
USD	€0.09 million	€0.4 million
Total	€0.13 million	€0.4 million

December 31, 2013

Currency	Impact on Financial Result	Impact on Equity
EUR	€0.11 million	—
USD	€0.08 million	€0.2 million
Total	€0.19 million	€0.2 million

December 31, 2012

Currency	Impact on Financial Result	Impact on Equity
EUR	€0.09 million	—
USD	€0.17 million	€0.2 million
Total	€0.26 million	€0.2 million

Currency Risk. Our foreign currency risk management objectives are to minimize the impact of currency fluctuations on the Group’s income statement, cash flows and balance sheet, using foreign exchange contracts, including derivative financial instruments such as currency swaps and forward instruments (see Note 19 “Derivative Financial Instruments and Hedging” to the consolidated financial statements included in Item 18 in this Form 20-F Report).

Translation exposure. Our consolidated financial statements are presented in euros. The results of operations and the financial position of each of our entities whose functional currency is not the euro must be translated into euros at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements (see also Note 2.3 “Summary of Significant Accounting Policies” in the Financial Statements with respect to translation of foreign currencies).

We do not hedge this “translation exposure.” However, we aim to minimize this exposure by funding the operations of our entities in their functional currency, wherever feasible.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €2 million in 2014 (€1 million in 2013 and €2 million in 2012), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.

In 2014, 77% of our EBITDA was generated in U.S. dollars (64% and 63% in 2013 and 2012, respectively). At December 31, 2014, 66% of our financial debt after cross-currency swaps was denominated in U.S. dollars (69% and 65% in 2013 and 2012, respectively).

Transaction exposure. Our exposure to fluctuations in foreign currency movements in our business operations is limited as operating companies’ purchases and sales are primarily denominated in their functional currency.

We are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2014, the U.S. dollar had strengthened/weakened by 12% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2014 using a 95% confidence interval), our net profit (all other variables held constant) would have been €5 million higher/lower (2013 and 2012: also €4 million higher/lower with a rate shift of 14% and 17%, respectively).

Credit Risk/Counterparty Risk. Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation. Credit risk covers trade receivables, cash and cash equivalents, short term deposits and derivative instruments.

In order to reduce our counterparty risk, we enter from time to time into netting agreements with counterparties whereby the amounts owed by the parties can and will be offset if certain conditions are met (see Note 10.2 “Offsetting of Financial Instruments” to the consolidated financial statements included in Item 18 in this Form 20-F Report).

The credit risk on trade receivables relates mainly to the wholesale activity in Belgium. Although we cover part of this risk by entering into credit insurance policies with external insurers, most of the exposure is self-insured. In connection with the cash and cash equivalents, short term deposits, and derivative instruments, we require a minimum credit quality for our financial investments (see Notes 11 “Investments in Securities” and 14 “Receivables” to the consolidated financial statements included in Item 18 in this Form 20-F Report for further details).

We require a minimum short term rating of A1/P1 and a minimum long term rating of A2/A for our deposit and investment transactions. We may deviate from this requirement from time to time for operational reasons.

Our exposure to changes in credit ratings of our counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to minimize concentration of risk.

Pension Plan Risk. Most of our operating companies have pension plans, the structures and benefits of which vary with conditions and practices in the countries where these companies operate. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which we and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds. In Belgium, the defined contribution plans include a minimum guaranteed return, which is substantially guaranteed by an external insurance company that receives and manages the contributions. These plans have some defined benefit plan features (as discussed further below) which may result in a limited level of underfunding due to the declining return of long-term low risk investments. We monitor to which extent a potential liability can arise from these plans and recognize material exposures in our balance sheet, if any.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions.

We operate defined benefit plans at several of our companies and approximately 24% of the Group’s associates were covered by defined benefit plans at the end of 2014.

If, at the balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), we would bear a theoretical “underfunding risk” at that moment in time. At the end of 2014, we recognized a net liability of €135 million (2013: €117 million; 2012: €136 million) to cover such underfunding.

Details on our pension plans at the Group and our subsidiaries can be found in Note 21.1 “Pension Plans” to the consolidated financial statements included in Item 18 in this Form 20-F Report.

Self-Insurance Risk. We manage our insurable risk through a combination of external insurance coverage and self-insurance. We use captive self-insurance program to provide flexibility and optimize costs. In deciding whether to purchase external insurance or self-insure, we consider the frequency and severity of losses, our experience in mitigating risk through safety and other internal risk prevention programs, the cost and terms of external insurance, and whether external insurance coverage is mandatory.

The main risks covered by our insurance programs are property, liability and healthcare. Our U.S. subsidiary uses a captive structure for its self-insured retention programs for its workers’ compensation, general liability, automotive accident, and pharmacy claims.

In the event of a substantial loss there is a risk that external insurance coverage or self-insurance reserves may not be sufficient to cover the loss. Although we assesses an external insurer’s financial strength at the time we purchase insurance coverage, it is possible that the financial condition of the insurer may deteriorate over time in which case it may be unable to meet its obligation to pay a loss. It is possible that we, due to changes in financial or insurance markets, will be unable to continue to purchase certain insurance coverages on commercially reasonable terms.

Reserves for self-insured retentions are based upon actuarial estimates of claims reported and claims incurred but not reported. We believe these estimates are reasonable, however these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims. It is possible that the final resolution of some claims may require us to make significant expenditures in excess of existing reserves.

Self-insurance provisions of €152 million are included as a liability on the balance sheet as of December 31, 2014. More information on self-insurance can be found in Note 20.2 “Self Insurance Provisions” and related investments held to cover the self-insurance exposure are included in Note 11 “Investments in Securities” to the consolidated financial statements included in Item 18 in this Form 20-F Report.

If external insurance is not sufficient to cover losses or is not collectable, or if self-insurance expenditures exceed existing reserves, our financial condition and results of operation may be adversely affected.

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

In 2014, the U.S. overall inflation was 0.8% (1.5% in 2013 and 1.7% in 2012) primarily driven by higher food prices and energy services whereas gasoline and fuel oil prices declined sharply. Food inflation was 3.4%, a substantial increase over the 1.1% increase in 2013 (1.8% in 2012) and food at home inflation rose 3.7% following an increase of 0.4% in 2013 (source: B.L.S.).

For Delhaize Belgium, national food inflation in 2014 was -0.4% compared to 3.4% in 2013. Deflation, especially in fruits and vegetables, put our margin under pressure. Nevertheless Delhaize Belgium continued to invest in prices in 2014.

Although there is the risk that inflation in European countries where we operate could have an effect on our results, such inflation did not have a material effect on our consolidated sales or results of operations to date.

Economic Conditions. The U.S. economic environment continued to improve in 2014. Real gross domestic product growth (GDP) was 2.4% in 2014, slightly higher than the 2.2% growth in 2013. The increase in real GDP in 2014 reflected positive contributions from personal consumption expenditures (PCE), nonresidential fixed investment, exports, private inventory investment, state and local government spending, and residential fixed investment that were partly offset by a negative contribution from federal government spending. Imports, which are a subtraction in the calculation of GDP, increased. The acceleration in real GDP growth in 2014 reflected an acceleration in nonresidential fixed investment, a smaller decrease in federal government spending, and accelerations in private inventory investment, in PCE, and in state and local government spending that was partly offset by an acceleration in imports and a deceleration in residential fixed investment. (source: U.S. Department of Commerce).

Unemployment in the U.S. was at 5.6% in December 2014 down from 6.7% in December 2013. SNAP (Supplemental Nutrition Assistance Program) national participation was 46.3 million persons in December 2014, 0.5 million less than in December 2013. General inflation was 0.8% in 2014 compared to 1.5% in 2013.

In Belgium, GDP evolution was positive in 2014 at 1.0%. General inflation slightly increased (0.3% in 2013) and food inflation came out at -0.4%. The unemployment rate was 8.5% compared to 8.4% in 2013. The competitive environment remained challenging and focused on price.

Within our Southeastern Europe segment, economic conditions in Greece, our largest market of the segment, remain very difficult and resulted in a real GDP evolution of 0.8% (after -3.9% in 2013 and -6.6% in 2012) whereas general inflation was -1.3% in 2014, down from -0.9% in 2013.

RECENT EVENTS, TRENDS AND OUTLOOK

Recent Events

In the first quarter of 2015, we issued 695,847 new shares for a consideration of €54 million to satisfy the exercise of warrants.

In January 2015, all of our Bottom Dollar Food stores were closed in connection with our agreement to sell the store locations to ALDI Inc. The transaction was completed in March 2015.

In February 2015, we completed a tender offer for cash and purchased (i) $278 million principal amount of the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million principal amount of the 4.125% senior notes due 2019 at a price of 107.07%. During 2015, this transaction results in a one-time charge to profit and loss of approximately €40 million. Existing hedge relationships relating to these notes, if any, were adjusted prospectively.

In March 2015, our Board of Directors proposed a gross dividend of €1.60 per share to be paid to owners of ordinary shares against coupon no. 53 on June 4, 2015. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.20 per share. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 28, 2015 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 4, 2015, is €165 million.

Trends and Outlook

Over the past years, the economic environment in our markets has been challenging, whereby consumers are more actively seeking ways to maximize the value they receive for their spending. Competition – both on a promotional and operational level—is tough. In response, we started to invest to improve our price competitiveness, and to focus on operating efficiencies and free cash flow generation. In 2014, we developed and started to implement our new “Strategic Framework” which puts the customer at the center.

With our increased focus on our core markets, which resulted in a number of divestitures in Europe in the last couple of years, we also divested in the U.S. Sweetbay, Harveys, Reid’s in 2014 and more recently Bottom Dollar Food. This allows us to concentrate in the U.S. on our two core operations: Food Lion and Hannaford.

Between 2011 and the beginning of 2014, we repositioned all of our Food Lion stores with the aim of enhancing customer satisfaction by improving our price positioning. With prices being lowered by 2.0-2.5%, we realized volume growth in return, which combined with keeping costs under control allowed increasing operating margin. In 2014, the next step in strengthening our position was taken with the roll-out of our “Easy, Fresh and Affordable” strategy in 76 Food Lion stores. First results are encouraging and will allow us to fine tune our strategy further, rolling it out to an additional approximately 160 stores in 2015, for a capital investment of on average $1.5 million per store.

During the summer of 2014, our Hannaford business was positively impacted by disruptions at a key competitor. Hannaford continued its strategic price investments policy and focus on healthy and fresh quality assortment. Hannaford opened its 11th Hannaford-to-Go, where customers order their groceries online, which will be further developed and rolled out in the years to come.

Overall, in 2015 Delhaize America will reinforce its competitive pricing, solidify private label architecture through a re-launch and make improvements in support center and IT systems and infrastructure.

With the challenging economic environment, Belgian consumers have become increasingly price-sensitive and competition among supermarket operators and discounters has increased. Furthermore, our Belgian operations faced a growing structural cost gap with respect to compensation and working conditions compared to our main competitors. As a result, profitability came under significant pressure.

In June 2014, we therefore announced in our “Transformation Plan” the intention to significantly reduce the number of store and headquarter employees and stop activities in several company operated stores. In the months following the announcement, the uncertainty surrounding the final outcome of the transformation resulted in several strikes and disruptions in operations, which negatively impacted our revenues, operating margin and market share in the second half of the year. Beginning of 2015, the negotiations with the social partners were finalized and we started implementing the agreed-upon plan: 1,800 employees are expected to leave the company either through voluntary early retirement or voluntary departure by the end of 2015. In addition we intend to affiliate nine company operated stores and close one. Finally, employee compensation and working conditions have been agreed with the social partners and will be implemented going forward, alongside with operational efficiency projects. Overall, and in line with our Strategic Framework, this will allow us to become more customer centric and efficient and the expected savings will be used to finance the investments that we plan to make in the coming years. Overall we intend to invest a supplementary €450 million in the next three years in order to accelerate the implementation of our commercial strategy, in particular in our supermarkets and e-commerce, training, logistics, assortment and prices. In the short-term we believe that it is reasonable to assume that our sales trend and profitability will remain impacted by the weak second half of 2014. However, we expect the transformation plan to allow us generate significant savings, which will gradually increase over time.

For several years now, the Greek economy has been under tremendous economic pressure. In 2014, Greece continued to experience very high unemployment. Nonetheless, Alfa Beta was able to resist the general market trend and continued gaining market share, remaining the leading food retailer in Greece. In order to defend and strengthen its market position, Alfa Beta resumed store expansion and further improved its competitiveness with targeted price investments and assortment improvements.

Since the acquisition of our Serbian operations in 2011, the general economic situation in Serbia deteriorated significantly and the country was hit by devastating flooding in 2014. At the same time, competition strengthened further, resulting in material pressure on revenue growth. In 2014, we started to see the early success of remodeled stores and new concepts. We further opened a new distribution center, one of the largest in the Balkans, which we expect to strengthen our operational efficiency and profitability in 2015 and beyond.

Over the last six years, Mega Image achieved in Romania strong revenue growth, driven by store expansion (410 stores at the end of 2014 compared to 40 stores in 2008) and is now the leading food retailer in Bucharest. While the global economic downturn has also impacted Romania, the economy has been resilient and Mega Image significantly grew revenues and profitability over the recent years. With competition expanding fast and new competitors entering the market, we aim to defend our market position with continued profitable store expansion and a further improved customer proposition.

For 2015, we expect Group capital expenditures of approximately €700 million at identical exchange rates excluding leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

In accordance with Belgian law, our affairs are managed by our Board of Directors. Under our Articles of Association, the Board of Directors must consist of at least three directors. Our Board of Directors consists of 11 directors, all of which are non-executive directors.

In March 2015, the Board of Directors determined that the current directors, with the exception of Pierre-Olivier Beckers-Vieujant and Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. Mr. Beckers-Vieujant is not independent under the criteria of the Companies Code because he was an executive of the Company until December 31, 2013. Mr. Smits is no longer considered independent under the Belgian Companies Code because he has served on the board of directors as a non-executive director for more than three consecutive terms. The Board of Directors met nine times in 2014.

On the recommendation of the Governance and Nomination Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary Shareholders’ Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. In August 2014, the Board of Directors established a four year term for the mandates of independent directors. This would permit a non-executive director who is otherwise independent to serve a total of twelve years before such director would no longer be considered independent under Belgian law. The term of mandates for directors who are not considered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise decided by the Board, a person who may be considered for election to the Board and who will turn age 72 during his or her next mandate may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director turns 72. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

On May 22, 2014, the shareholders at the Ordinary Shareholders’ Meeting approved (i) the renewal of the mandates of Messrs. Mats Jansson, William G. McEwan and Jack L. Stahl, each for a term of four years and (ii) the appointment of Mr. Johnny Thijs as director for a term of three years. Mr. Hugh Farrington retired from the Board of Directors effective May 22, 2014.

At the Ordinary Shareholders’ Meeting to be held on May 28, 2015, the Board of Directors will propose to shareholders for approval (i) the renewal of the mandate of Ms. Shari L. Ballard for a term of four years, (ii) the renewal of the mandates of each of Messrs. Jacques de Vaucleroy and Luc Vansteenkiste for a term of three years and (iii) the appointment of Ms. Dominique Leroy and Mr. Patrick De Maeseneire as directors for a term of four years. At such meeting, the Board of Directors will also propose that the shareholders acknowledge that Ms. Shari L. Ballard, Ms. Dominique Leroy and Mr. Patrick De Maeseneire are independent within the meaning of the Belgian Companies Code. If the mandates of Messrs. de Vaucleroy and Vansteenkiste are renewed at the shareholders’ meeting to be held on May 28, 2015, neither of them would be considered independent under the Belgian Companies Code because they each will have served on the Board of Directors as a non-executive director for more than three consecutive terms. Messrs. Pierre-Olivier Beckers-Vieujant and Didier Smits have each informed the Board that they will not stand for renewal when their current mandates expire at the shareholders’ meeting to be held on May 28, 2015.

Our current Board of Directors and nominees, and biographical information concerning such individuals, are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Mats Jansson	Chairman	May 2011	2018
Claire H. Babrowski	Director	May 2006	2016
Shari L. Ballard	Director	May 2012	2015
Pierre-Olivier Beckers-Vieujant	Director	May 1995	2015
Jacques de Vaucleroy	Director	May 2005	2015
Elizabeth Doherty	Director	May 2013	2016
William G. McEwan	Director	May 2011	2018
Didier Smits	Director	May 1996	2015
Jack Stahl	Director	August 2008	2018
Luc Vansteenkiste	Director	May 2005	2015
Johnny Thijs	Director	May 2014	2017
Dominique Leroy	Nominee	—	—
Patrick De Maeseneire	Nominee	—	—

Mats Jansson (1951). Mr. Jansson has served as Chairman of our Board of Directors since May 24, 2012. Mr. Jansson currently serves as an independent board member of TeliaSonera and is a member of the JPMorgan European Advisory Council and Prime. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously served as a director of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank. Mr. Jansson studied economical history and sociology at the University of Örebro, Sweden.

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

Shari L. Ballard (1966). Ms. Ballard is the President of U.S. Retail and the Chief Human Resources Officer for Best Buy. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, rising to the position of general manager. Following her store tenure, she had a variety of rules including head of Human Resources and Legal. In 2007, Ms. Ballard assumed responsibilities for Best Buy stores in the United States. She was promoted to president of Americas, U.S. and Mexico in 2010 and two years later, she was appointed president of international. In 2013, she took on the additional role as chief human resources officer. Ms. Ballard serves on the Board of Directors of Minneapolis Institute of Arts and the University of Minnesota Foundation. Ms. Ballard graduated from the University of Michigan—Flint with a Bachelor’s Degree in Social Work.

Pierre-Olivier Beckers-Vieujant (1960). Mr. Beckers-Vieujant served as President and Chief Executive Officer of Delhaize Group from January 1, 1999 through November 2013. Mr. Beckers-Vieujant earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers-Vieujant joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers-Vieujant was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. Mr. Beckers-Vieujant serves on the Board of Directors of D’Ieteren and Aramark. He is Vice-Chairman of the Federation of Belgian Companies. He is a member of Guberna and, until 2010, the Belgian Commission on Corporate Governance. He has been President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, and was reelected in 2013. He also was elected member of the International Olympic Committee in July 2012.

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

William G. McEwan (1956). Mr. McEwan is a Canadian grocery and consumer packaged goods executive. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and Coca-Cola Bottling as well as in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. He served as President and Chief Executive Officer of Sobeys Inc. and member of the Board of Directors of its parent company, Empire Company Limited until June 2012. Mr. McEwan is a member of the Board of Agrifoods International Cooperative Ltd and Ultima Foods. Mr. McEwan served on the Board of Directors of The Consumer Goods Forum. In November 2005, Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry. In June 2012, Mr. McEwan was honored by the Retail Council of Canada with its Lifetime Achievement Award, recognizing a career of outstanding leadership, business success and community service.

Didier Smits (1962). Mr. Smits has been Managing Director of Papeteries Aubry SPRL since 1991. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels.

Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough, Sacks Incorporated and Dr Pepper Snapple Group. He currently serves on the Board of Coty Inc., Catalent, Inc., Advantage Sales & Marketing LLC, and serves as a member of the US Board of Advisors on CVC Capital Partners Advisory, Inc. He is also a Board member and Chairman of The Boys and Girls Clubs of America. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Luc Vansteenkiste (1947). Mr. Vansteenkiste is President of the Board of the Belgian company Sioen. Mr. Vansteenkiste is Chairman of European Issuers since April 9, 2014 and he is also a member of the Board of the Belgian company Smartphoto Group. Mr. Vansteenkiste is Honorary President of the Federation of Belgian Enterprise. Mr. Vansteenkiste was Chief Executive Officer of Recticel until April 2010 and Vice President of its Board of Directors until May 2013. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

Johnny Thijs (1952). Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as Product & Marketing Manager for Belgium. In 1981, he was named Marketing & Sales Manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as Executive Vice President before becoming CEO for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named CEO of Ter Beke. Mr. Thijs joined Belgian Post in 2002 where he served as CEO until the end of February 2014. Mr. Thijs is Chairman of the Board of Directors of Spadel SA and also member of the Boards of Directors of H.Essers and USG People. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium.

Dominique Leroy (1964). Ms. Leroy has been Chief Executive Officer of Belgacom SA and member of the Board of Directors of Belgacom SA since January 2014. She began working at Belgacom as Vice President Sales for the Consumer division in October 2011. In June, 2012, Ms. Dominique Leroy held the position of Executive Vice President of the Consumer Business Unit of Belgacom and member of the Management Committee of Belgacom Group. Prior to Belgacom, Ms. Leroy worked for 24 years at Unilever. She was Managing Director of Unilever Belux and member of Unilever’s Benelux management committee. She previously held various positions in marketing, finance and customer development. Ms. Leroy is an independent Board Member at Lotus Bakeries. Mrs. Leroy holds a degree in Business Engineering from the Solvay Business School of Brussels University (ULB).

Patrick De Maeseneire (1957). Mr. De Maeseneire has been Chief Executive Officer of Adecco S.A. since June 1, 2009. Between 1998 and 2002, Mr. De Maeseneire held leading positions within the Adecco Group, starting as country manager for the Benelux region before leading the Adecco Group’s worldwide professional staffing business from New York. Mr. De Maeseneire started his professional carrier in 1980 at Arthur Andersen (Consulting). Between 1980 and 1997, he held executive positions at Wang, Apple Computer, Sun International and at the Belgian TV station VTM. In 2002, Mr. De Maeseneire joined the chocolate manufacturer Barry Callebaut where he served as CEO until 2009, when he returned to Adecco as CEO. Mr. De Maeseneire earned a Master’s degree in commercial engineering at the Solvay Business School of Brussels University (VUB), Belgium and a special license in marketing management at the Vlerick Leuven Gent Management School, Belgium. Mr. De Maeseneire also completed studies in business management at the London Business School and INSEAD, Fontainebleau, France.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has three standing committees: the Audit & Finance Committee, the Remuneration Committee and the Governance & Nomination Committee.

2014 Restructuring of Committees

In March 2014, the Board decided to restructure the functions of its then two standing committees (i.e., the Remuneration & Nomination Committee and the Audit Committee) into three standing committees, effective May 22, 2014; (i) the Remuneration Committee, (ii) the Governance & Nomination Committee, and (iii) the Audit & Finance Committee. The Remuneration Committee assumed all remuneration functions, recommending director and executive committee compensation decisions to the Board of Directors for its approval. The Governance & Nomination Committee assumed responsibility for board governance matters and succession planning for directors and Executive Committee members. The Audit Committee expanded its role to further assist the Board in monitoring the areas of treasury activities and related financings, changing its name to the Audit & Finance Committee.

Audit & Finance Committee

The principal responsibilities of the Audit & Finance Committee are to assist the Board in monitoring:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the statutory auditor’s qualification and independence;

•	the performance of our internal audit function and statutory auditor;

•	our internal controls and risk management; and

•	the areas of corporate finance, treasury and tax activities, including the financial impact of significant transactions proposed by Company management.

The Audit & Finance Committee’s specific responsibilities are set forth in the Terms of Reference of the Audit & Finance Committee, which is attached as Exhibit B to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The Audit & Finance Committee is composed solely of independent directors. The members of the Audit & Finance Committee are Jack Stahl, who is the Chair, Claire Babrowski, Elizabeth Doherty and Luc Vansteenkiste.

Our Terms of Reference of the Audit & Finance Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Stahl, Ms. Babrowski, Ms. Doherty and Mr. Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2014, the Audit & Finance Committee met five times.

Remuneration Committee

The principal responsibilities of the Remuneration Committee are to:

•	recommend to the Board the compensation of the members of the Executive Committee;

•	recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for our employees;

•	submit the Remuneration Report to the Board;

•	evaluate the performance of the members of the Executive Committee; and

•	advise the Board on other compensation issues.

The Remuneration Committee’s specific responsibilities are set forth in the Terms of Reference of the Remuneration Committee, which is attached as Exhibit C to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The members of the Remuneration Committee are William G. McEwan, who is the Chair, Shari Ballard, Jacques de Vaucleroy and Johnny Thijs, each of whom is an independent director. In 2014, the Remuneration Committee (including its predecessor Remuneration and Nomination Committee) met five times. Our Remuneration Policy for Directors and the Executive Committee can be found as Exhibit F to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

Governance and Nomination Committee

The principal responsibilities of the Governance and Nomination Committee are to:

•	identify individuals qualified to become Board members, consistent with criteria approved by the Board;

•	recommend to the Board the director nominees for each Ordinary Shareholders’ Meeting;

•	recommend to the Board director nominees to fill vacancies; and

•	recommend to the Board qualified and experienced directors for service on the committees of the Board;

•	recommend to the Board the appointment of the Chief Executive Officers and other members of the Executive Committee; and

•	develop and recommend to the Board a set of governance and nomination principles applicable to the Company.

The Governance and Nomination Committee’s specific responsibilities are set forth in the Terms of Reference of the Governance and Nomination Committee, which is attached as Exhibit D to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

The members of the Governance and Nomination Committee are Jacques de Vaucleroy, who is the Chair, Claire Babrowski, Mats Jansson and Luc Vansteenkiste, each of whom is an independent director. In 2014, the Governance and Nomination Committee (including its predecessor committee) met six times.

EXECUTIVE OFFICERS

Executive Committee

Our Chief Executive Officer, Frans Muller, is in charge of our day-to-day management with the assistance of the other members of the Executive Committee. The Executive Committee, chaired by our Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of our company. The age limit set by the Board for the Chief Executive Officer is 65.

Our Executive Committee does not qualify as a management committee (“comité de direction / directiecomité”) under Belgian law and as such does not hold the Board of Directors’ management powers.

The members of the Executive Committee are appointed by the Board of Directors. No member of our Executive Committee serves on the Board of Directors. Our Board of Directors decides on the compensation of the members of the Executive Committee and our other senior officers upon recommendation by our Remuneration Committee.

Our current Executive Committee members and biographical information concerning such individuals are set forth below.

Name	Position	Executive Officer/ Member of the Executive Committee Since
Frans Muller	President and Chief Executive Officer of Delhaize Group	2013
Pierre Bouchut	Executive Vice President and Chief Financial Officer of Delhaize Group	2012
Marc Croonen(1)	Executive Vice President and Chief Human Resources Officer of Delhaize Group	2014
Kevin Holt(2)	Executive Vice President and Chief Executive Officer of Delhaize America	2014
Kostas Macheras	Executive Vice President of Delhaize Group and Chief Executive Officer Southeastern Europe	2010

(1)	Mr. Croonen began as Executive Vice President and Chief Human Resources Officer of Delhaize Group on May 1, 2014.
(2)	Mr. Holt began as Executive Vice President and Chief Executive Officer for Delhaize America effective July 7, 2014.

Frans Muller (1961). Mr. Muller is President and CEO of Delhaize Group since November 2013. In 1988, he joined KLM Cargo where he served in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore. Mr. Muller joined the German retailer Metro AG in 1997, first as Operations Director, and then as managing director of its Dutch subsidiary, Makro. In 2002, he served as a board member of Metro Cash & Carry International, and was appointed as regional director for Eastern Europe and Russia. From 2004 to 2005, Mr. Muller served as President, Asia Pacific and Russia/Ukraine, Metro Cash & Carry International. In 2005, he was appointed CEO of Metro Group Buying, and in 2006, was appointed to the Management Board of Metro AG. In February, 2008, he became CEO of Metro Cash & Carry until his departure in March 2013. Mr. Muller holds a Master of Business Economics from the Erasmus University, Rotterdam (The Netherlands).

Pierre Bouchut (1955). Mr. Bouchut is Executive Vice President and Chief Financial Officer of Delhaize Group since March 19, 2012. Mr. Bouchut began his career in 1979 with Citibank Paris. He joined Bankers Trust France SA in 1987 to become Vice-President, Finance. In 1988, he joined McKinsey & Company as a consultant in the Corporate Finance and Integrated Logistics practices. Between 1990 and 2005, Mr. Bouchut was with Group Casino, where he successively held the positions of Chief Financial Officer, Managing Director and CEO responsible for both the French and international operations (USA, Poland, the Netherlands, Taiwan, Brazil, Argentina, Columbia and Venezuela). Between 2005 and 2009, Mr. Bouchut served with Schneider Group as CFO, developing numerous initiatives in the field of structured finance, risk management and external growth. He joined Carrefour in 2009 as Chief Financial Officer and was most recently Executive Director Growth Markets of Carrefour, overlooking operations in Latin America (Brazil, Columbia and Argentina) and in Turkey, India, Indonesia and Malaysia. He was also overlooking Carrefour Personal Financial Services operations worldwide. Mr. Bouchut is member of the Board of Directors of Hammerson. Mr. Bouchut graduated from HEC and holds a Master’s Degree in Applied Economics from Paris Dauphine University.

Marc Croonen (1961). Mr. Croonen is the Executive Vice President and Chief Human Resources Officer of Delhaize Group since May 1, 2014. Mr. Croonen began his career with the former brewery Artois, later Interbrew. After having been HR-Manager for nine years, he became Head of HR and Communication with Volkswagen Belgium from May 1995 till March 1999 and HR-Director with Danone for Northern Europe from March 1999 till March 2001. From March 2001 till April 2010, Mr. Croonen was employed by AB Inbev, from 2005 onwards in the capacity of Head of HR for Western Europe. In April 2010, Mr. Croonen moved to Dexia as Group HR Director until October 2012 when he joined International Paper as HR-Director Europe until April 2014. Mr. Croonen is a graduate of the Catholic University of Leuven (Belgium) with a Master in Psychology of Organization and Work.

Kevin Holt (1958). Mr. Holt is the Executive Vice President and Chief Executive Officer of Delhaize America since July 7, 2014. Mr. Holt previously served as President of Retail Operations for SuperValu, a Minnesota-based grocery retailer where he filled a key retail role. During his tenure at SuperValu, the company owned the Albertsons, Jewel-Osco and Save-A-Lot chains and was the third-largest food retailing company in the United States. Prior to his senior executive leadership role at SuperValu, Mr. Holt worked for three years with Sears Holding Company and 14 years with Meijer, working in various leadership positions including Executive Vice President of Retail Operations, Senior Vice President of Information Technology/Services and Strategic Planning. Before joining the retail industry, Mr. Holt spent nine years at NCR delivering technology solutions to large and complex organizations. Mr. Holt holds a bachelor’s degree from Ferris State University in Big Rapids, Michigan.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF DELHAIZE GROUP

Delhaize Group’s Compensation Policy. The Board of Directors of Delhaize Group (“the Board”) determines the remuneration of directors and the members of our Executive Committee, based on recommendations of the Board’s Remuneration Committee. The Board has adopted a Remuneration Policy that sets forth the principles that guide the Remuneration Committee and the Board in its decision-making regarding compensation matters. The Board updates its Remuneration Policy from time to time to reflect changes in its programs or approach. As noted in the Remuneration Policy, the compensation of members of the Executive Committee is designed to:

•	Attract, motivate and retain talented and high-potential executives;

•	Promote the achievement of Board-approved performance targets that are aligned with building shareholder value over the short, medium and long-term; and

•	Recognize and reward both strong individual contribution and solid team performance.

A copy of the Remuneration Policy may be found on the Company’s website at www.delhaizegroup.com under the Corporate Governance tab, as an exhibit to the Company’s Corporate Governance Charter.

The Company’s Remuneration Policy reflects its desire to reward individual and Company performance in a manner that aligns the interests of the Company’s executives, directors and shareholders while also taking into account market practices and the differences between the Group’s operating companies.

As stated in its Remuneration Policy, the Board of Directors has established financial targets for Company performance and individual targets aligned with the Company’s strategy. Both the structure and the amount of compensation paid to members of the Executive Committee are reviewed on an annual basis, and the Board’s compensation decisions take into account both Company and individual performance.

Each member of the Executive Committee receives compensation in the form of an annual base salary, an annual short-term incentive award and an annual long-term incentive award. These elements are collectively referred to as “total direct compensation.”

In determining the compensation of members of the Executive Committee, the Remuneration Committee considers the compensation paid to executives in comparable positions at other companies, and relies on data and analysis provided to the Remuneration Committee by an external compensation consultant. The objective is to establish target compensation levels that, as a general rule, are at or around the median market level. The reference companies include comparable retailers in Europe and the United States, as well as other comparably-sized companies in both Europe and the United States, where benchmarking more broadly is appropriate for the position of an executive. This market-based information, together with the experience and scope of responsibilities are taken into account, along with internal equity factors, to determine each executive’s target total direct compensation.

The variable performance-based components of the total compensation package are the most significant portion of total direct compensation.

The Remuneration Policy includes principles related to unvested equity-based compensation recovery from an officer who has committed a fraud or wrongdoing that results in a restatement of the Company’s financial results. The changes in the Remuneration Policy as mentioned in this Form 20-F Report followed a thorough analysis of Executive Committee compensation plans to ensure that the design of these plans support the Company’s strategy and remain aligned with market practices.

Executive Compensation Roles.

Role of the Board of Directors. The Board of Directors, upon the recommendation of the Remuneration Committee, determines the remuneration of directors and the members of the Executive Committee.

Role of the Remuneration Committee. The role of the Remuneration Committee is, among other matters, to advise and make recommendations to the Board of Directors on compensation matters. In March 2014, the Board approved dividing the work of the former Remuneration & Nomination Committee of the Board as of May 2014 into two separate committees, the Governance and Nomination Committee, and the Remuneration Committee. The roles and responsibilities of the Remuneration Committee are described in its Terms of Reference and are set forth as Exhibit C to the Corporate Governance Charter.

Role of certain Executive Committee members in Executive Compensation Decisions. The Company’s CEO makes recommendations concerning compensation for the other members of the Executive Committee. These recommendations reflect the results of an annual performance review for each executive. The Company’s Executive Vice President for Human Resources (“CHRO”) assists the CEO in this process. The CHRO also supports the Remuneration Committee in its evaluation of the CEO’s performance and compensation recommendations, and the General Counsel provides legal advice concerning applicable laws and governance matters.

Compensation of Directors. Our directors are remunerated for their services with a fixed annual amount, decided by our Board of Directors, which is not to exceed the maximum amounts set by our shareholders. The maximum amount approved by our shareholders at the Ordinary Shareholders’ Meeting of May 26, 2011 is (i) to the directors as compensation for their positions as directors, an amount of up to €80,000 per year per director, and (ii) to the Chairman of the Board, an amount of up to €160,000 per year. The above-mentioned amounts are increased by an amount of up to €10,000 per year for each member of any standing committee of the Board (other than the chair of the committee), and increased by an amount of up to €15,000 per year for the Chairman of any standing committee of the Board.

The Ordinary Shareholders’ Meeting of May 22, 2014 approved the increase, as from May 22, 2014, of the amount paid per year (i) by €40,000 to the Chairman of the Board, (ii) by €5,000 to each member of the Audit & Finance Committee (other than the Chairman of such Committee), and (iii) by €10,000 to the Chairman of the Audit & Finance Committee. This results in the following maximum Director Remuneration as of May 22, 2014:

•	Chairman of the Board: €200,000 per year

•	€80,000 per year per director

•	The above amounts are increased by an amount of

1)	up to €15,000 for each member of the Audit & Finance Committee (other than the Chairman of such committee);

2)	up to €10,000 for each member of any other standing committee of the Board (other than the chair of such committee);

3)	up to €25,000 for the Chairman of the Audit & Finance Committee;

4)	up to €15,000 for the Chairman of any other standing committee of the Board.

Non-Executive Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from us other than their remuneration for their service as a Director of our Company. For some non-Belgian Board members, we pay a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. We have not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

2014 Director Compensation

(in EUR)	2014
Directors
Claire Babrowski	€99,113
Shari L. Ballard	€90,000
Jacques de Vaucleroy	€99,113
Elizabeth Doherty	€93,038
Hugh G. Farrington(1)	€37,285
Mats Jansson	€194,301
William G. McEwan	€93,038
Didier Smits	€80,000
Jack L. Stahl	€101,075
Luc Vansteenkiste	€99,113
Pierre-Olivier Beckers-Vieujant	€80,000
Johnny Thijs(2)	€54,677
Total compensation to all directors	€1,120,753

(1)	Mr. Farrington retired as a director on May 22, 2014.
(2)	Mr. Thijs was appointed as director on May 22, 2014.

Compensation of Executive Officers

Our executive officers, or executive management, consists of our Chief Executive Officer and the other members our Executive Committee. For more information regarding our Executive Committee, see “—Executive Officers; Executive Committee” above.

Executive Committee Composition in 2013 and 2014

Name	2013	2014	Current Member of Executive Committee
Frans Muller	Beginning November 8	Full Year	Yes
Pierre-Olivier Beckers-Vieujant	Ending December 31	N/A	No
Pierre Bouchut	Full Year	Full Year	Yes
Marc Croonen	N/A	Beginning May 1	Yes
Stefan Descheemaeker	Ending October 31	N/A	No
Nicolas Hollanders	Full year	Ending March 13	No
Kevin Holt	N/A	Beginning July 7	Yes
Kostas Macheras	Full year	Full year	Yes
Maura Smith	Beginning May 2	Ending October 31	No
Roland Smith	Ending September 4	N/A	No
Dirk Van den Berghe	N/A	Beginning April 1 and Ending July 31	No
Michael Waller	Ending June 30	N/A	No

Summary of total compensation paid to Executive Committee in 2013 and 2014

The table shown hereunder is based on the actual compensation payments received by members of the Executive Committee during 2013 and 2014(1).

(in millions €)	Pierre-Olivier Beckers- Vieujant(2)		Frans Muller		Other members of the Executive Committee(3)
	2013	2014	2013	2014	2013	2014
Base Salary(4)	0.97	N/A	0.21	0.99	2.87	2.25
Short-Term Incentive(5)(6)	0.41	N/A	N/A	0.34	0.97	1.87
LTI - Performance Cash Grants(6)(7)	0.66	N/A	N/A	N/A	0.65	0.10
Other Short-Term Benefits	0.09	N/A	0.04	0.02	0.21	0.15
Retirement and Post-Employment Benefits	0.91	N/A	0.03	0.38	0.49	0.48
Total	3.04	N/A	0.28	1.73	5.19	4.85

(1)	Excluding retention payments as described further below in the Retention Payment section.
(2)	Departure of Pierre-Olivier Beckers as the CEO of the Group by the end of 2013.
(3)	Included 7 members in 2013, 8 members in 2014.
(4)	Amounts are gross before deduction of withholding taxes and social security levy.
(5)	Based on the performance of Year-1.
(6)	For Belgian base executives, the short term incentive amount include the Belgian legal holiday pay on variable compensation.
(7)	Based on the performance of the preceding 3 years.

Components of Executive Committee Compensation

The compensation of members of the Executive Committee includes the following components: (1) base salary; (2) annual short-term incentive (“STI”) awards; (3) long-term Incentive (“LTI”) awards; and (4) other benefits, retirement and post-employment benefits. When determining compensation for members of the Executive Committee, the Remuneration Committee considers all of these elements.

In general, these components can be categorized as either fixed or variable. The base salary and other benefits, such as retirement and post-employment benefits that are specified contractually or by law, are considered fixed compensation. The short-term incentive award and the different components of the long-term incentive award are considered variable compensation.

Delhaize Group believes that the current proportion of fixed versus variable compensation offers members of the Executive Committee the right balance of incentives to optimize both the short- and long-term objectives of the Company and its shareholders.

Base Salary.

Base salary is a key element of the compensation package. The Company determines short-term incentive awards and long-term incentive awards as percentages of base salary. Base salary is established and adjusted as a result of an annual review process. This review process considers both market practices as well as individual performance.

Annual Short-Term Incentive Award.

The Company’s short-term incentive plan is designed to enhance a performance-based management culture that aims to support the Company’s strategy with clear financial and individual performance targets. Any payment of STI is entirely at the discretion of the Board of Directors upon recommendation of the Remuneration Committee.

The short-term incentive awards paid in 2014 were based on achievement in 2013 of both Company and individual performance targets.

•	Funding Threshold – In order for any short-term incentive to have been paid in 2014, the Company’s performance had to exceed a minimum performance “funding threshold”. Should the Company not have achieved this required minimum performance, no STI would have been paid under any of the performance criteria (including individual performance), irrespective of the performance achieved in such criteria. For 2013 this “funding threshold” was fixed at 90% of the Delhaize Group underlying operating profit (UOP) budget.

•	Company Performance Metrics – 50% of the payment is based on Company performance subject to a yearly decision of the Board of Director in function of the strategic focus as recommended by Management. For 2014, the performance criteria are measured as 50% of comparable store sales growth and 50% of UOP. The amount paid could range from 0% to 150% of the target short-term incentive amount in function of achieved performance against targets.

•	Individual Performance Metric – 50% of the 2014 payment was based on individual performance. This performance was directly linked to the achievement of 4 to 5 individual targets that were identified through an individual target setting process. The portion of the award tied to individual performance could be funded from 0% to 150% depending on individual performance.

Long-Term Incentive Awards.

The long-term incentive plan is designed to retain the members of the Executive Committee and reward shareholder value creation. Any grant of LTI is entirely at the discretion of the Board of Directors upon recommendation of the Remuneration Committee.

In 2014, the long-term incentive plan has been changed in order to:

•	Simplify the compensation structure to create more clarity and improve the link between pay and performance, and to ensure that the plans are aligned with the Company’s strategy; and

•	Establish a more direct link between executive compensation incentives and shareholder value creation.

Due to the impact of the Belgian Transformation Plan that was announced in June 2014, the Board of Directors decided that the 2014 long term incentive grants for members of the Executive Committee would consist solely of Performance Stock Units. No options were granted.

Stock options/warrants and performance stock units granted

The following table shows the number of stock options/warrants and performance stock units granted to the CEOs and the different members of the Executive Committee during the period 2013-2014.

Names	2013 Stock options (EU)	Warrants (US)	Performance shares	2014 PSU (EU)	PSU (US)
Frans Muller	15,731	11,237	3,979	16,670	11,156.25
Pierre-Olivier Beckers-Vieujant	18,959	29,291	15,176	N/A	N/A
Nicolas Hollanders	8,689	N/A	1,855	N/A	N/A
Marc Croonen	N/A	N/A	N/A	5,418	1,359.75
Stéfan Descheemaecker	21,711	N/A	N/A	N/A	N/A
Michael Waller	N/A	14,882	4,626	N/A	N/A
Pierre Bouchut(1)	119,783	N/A	N/A	15,323	N/A
Kostas Macheras	19,064	N/A	N/A	8,232	N/A
Maura Smith	N/A	21,627	6,723	N/A	12,952.25
Kevin Holt	N/A	N/A	N/A	N/A	18,739
Total	203,937	77,037	32,359	45,643	44,207.25

(1)	On December 24, 2013, Mr. Pierre Bouchut received a grant of 93,063 options under the non-U.S. 2007 stock option plan as a retention award. Those options will vest as of January 4, 2017.

Performance Stock Units.

In 2014 the Company awarded performance stock units under its Delhaize America 2012 Restricted Stock Unit plan and under the new Delhaize Group 2014 EU Performance Stock Unit Plan. The performance stock units are subject to cliff vesting after 3 years and Delhaize Group performance conditions.

In 2014, 89,850 performance stock units, expressed in DG shares, were granted to the Executive Committee.

The vesting of the awards will occur three years after the grant date, subject to performance by the Company against financial targets fixed by the Board of Directors upon grant and measured over a three-year performance period. For the 2014 grant, the performance period will be 2014 until 2016.

As approved by shareholders at the ordinary shareholder’s meeting in 2014, the metric for assessing performance and determining the number of performance stock units that will vest at the end of three years will be based on a formula to measure Shareholder Value Creation. This Shareholder Value Creation formula, measured over a cumulative 3 year period, is defined as 6 times underlying EBITDA minus net debt.

The number of ADRs and/or ordinary shares to be received upon vesting will vary from 0% to 150% of the awarded number of performance stock units and is a function of the achieved Shareholder Value Creation compared to the target.

Stock Options / Warrants.

European Plan. Following European market practice, stock options under the non-U.S. 2007 Stock Option Plan for members of Executive Committee participating in the European-based plan vest at the end of an approximately three-and-a-half-year period following the grant date (“cliff vesting”). No options were granted under this plan in 2014.

US Stock Incentive Plan. Following U.S. market practice, the Delhaize Group 2012 U.S. Stock Incentive Plan for executives participating in the Group’s U.S. plan vest in equal annual installments of one third over a three-year period following the grant date. No options were granted under this plan in 2014.

In 2014, 33,418 options were exercised by the members of the Executive Committee and no stock options expired.

Performance Cash Grant.

Beginning in 2014, there have been no further grants made under the Performance Cash Plan.

Awards made to members of the Executive Committee related to the 2011 - 2013 performance period were paid in 2014, and awards made to members of the Executive Committee related to the 2012 - 2014 performance period will be paid in 2015.

The value of the performance cash award granted for each three year performance period, referred to as the “target award,” is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payments made in 2014 related to the 2011 - 2013 performance period were based on achievements against targets set in 2011. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for ROIC and compounded annual revenue growth. The relative weight for these metrics is 50% for ROIC and 50% for revenue growth.

The Board sets these targets each year based upon its growth expectations for the ensuing three-year performance period. These performance target goals included minimum threshold performance goals below which no cash payment will be made, and the maximum award levels if the performance targets are exceeded.

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

Restricted Stock Units.

Prior to 2013, U.S. members of the Executive Committee received restricted stock units (“RSUs”) as part of variable compensation. The RSUs vested 25% on each of the second, third, fourth and fifth anniversaries of the date of grant. There have been no RSU grants after 2012.

Other Benefits, Retirement and Post-employment Benefits.

Other Benefits.

For members of the Executive Committee other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits, cash payments in connection with stock option grants (for members of the Executive Committee residing in Belgium) and an allowance for financial planning (for U.S. members of the Executive Committee). The Company does not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of the Executive Committee.

Delhaize Group believes these benefits are appropriate for the responsibilities of members of the Executive Committee and believes they are consistent with the Group’s philosophy and culture and with current market practices.

Retirement and Post-Employment Benefits.

The members of the Executive Committee benefit from pension plans, which vary regionally.

In 2014, U.S. members of the Executive Committee who were employed by the Company in 2012 participated in a defined benefit plan (that has been frozen) and a defined contribution plan in their respective operating companies.

The Belgian members of the Executive Committee participate in the Belgian plan, a non-contributory defined contribution plan (the new plan), which in 2010 replaced a contributory defined benefit plan (the old plan), that was in part based on the executive’s years of service with the Company.

All current Executive Committee members participate in the new plan. One member of the Executive Committee participates in a Greek defined contribution plan.

Retention Payment.

Following the announcement of the departure of the Delhaize Group CEO by the end of 2013, the Company established a retention program in August 2013 to maintain management stability and focus on the company’s business plans, with cash awards paid to participants, including certain members of the Executive Committee, if they were still employed on July 31, 2014.

In execution of this program a total amount of €1.9 million has been paid to the Executive Committee members who benefited from this program.

Executive Committee Share Ownership Guidelines

We believe that the Executive Committee should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and the Executive Committee. In 2008, our Board of Directors adopted share ownership guidelines based on the recommendation of the predecessor to the Remuneration Committee.

Under these guidelines and during their active employment, the CEO and the other members of the Executive Committee are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples were set as follows:

•	Chief Executive Officer: 300% of annual base salary

•	U.S.-based executive officers: 200% of annual base salary

•	European-based executive officers: 100% of annual base salary

The difference between U.S.-based and European-based Executive Committee members is due to the different market practices in these regions and the differences between the instruments available for Executive Committee members’ remuneration.

New members of the Executive Committee will be allowed a period of five years to achieve the recommended share ownership levels.

The Remuneration Committee will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made thus far.

Main Contractual Terms of Hiring and Termination of Executive Committee Members

The Company’s Executive Committee is compensated in accordance with the Company’s Remuneration Policy. Each member of the Executive Committee has an employment agreement or management contract that has been approved by the Board of Directors, with total direct compensation determined by reference to data provided by a compensation consultant for similar positions in Europe and/or the US, and taking into account each person’s experience, skills and expected contributions.

The members of the Executive Committee are required to abide by the Company’s policies and procedures, including the Company’s Guide for Ethical Business Conduct. The members of the Executive Committee are also subject to clauses which are typically included in employment agreements or management contracts for executives.

In October 2013, the Company entered into a management agreement with Frans Muller, who assumed the role of President and CEO of the Group. The management agreement provides for a termination indemnity of 18 months of total cash compensation and benefits in the event the Company terminates his management contract without cause or if terminated by Mr. Muller for good reason. The termination would not alter the terms related to vesting, or result in the cancelation, of his outstanding long-term equity incentive awards.

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

Effective July 7, 2014, Kevin Holt joined the Group and was appointed to the Executive Committee, as the new Executive Vice President and Chief Executive Officer of Delhaize America. His employment agreement provides for a payment of up to 16 months of total cash compensation and benefits, in the event the Company terminates his employment agreement without cause or if terminated by Mr. Holt for good reason. The termination would also result in the accelerated vesting of all of his outstanding long-term equity incentive awards.

For sake of completeness, the Greek employment agreement of Kostas Macheras provides for a payment equal to 24 months of total cash compensation in the event the Company terminates his employment without cause in specific circumstances, in case of retirement or, if terminated by Mr. Macheras for good reason. The termination would also result in forward vesting of all of his outstanding long-term equity incentive awards. The above-mentioned Greek employment relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary.

On March 13, 2014, Nicolas Hollanders, Executive Vice President HR, IT and Sustainability, and the Company entered into a mutually satisfactory separation agreement that provided Mr. Hollanders with ten months of total direct compensation and benefits, and accelerated or forward vesting of his previously awarded long-term incentive grants.

Effective May 1, 2014, Marc Croonen joined the Group and was appointed to the Executive Committee, as the new Executive Vice President HR, Internal Communications and Sustainability. His employment agreement provides for a payment equal to twelve months of total cash compensation and benefits, in the event the Company terminates his employment agreement without cause or if terminated by Mr. Croonen for good reason. The termination would also result in the forward vesting of all of his outstanding long-term equity incentive awards.

In May 2013, the Company entered into a U.S. employment agreement and an international assignment agreement with Maura Abeln Smith, who was appointed Executive Vice President, General Counsel and General Secretary. Following the termination of her employment contract effective November 1, 2014, she was provided with a payment equal to twelve months of total cash compensation and benefits. The termination also resulted in accelerated vesting of all of her outstanding long-term equity incentive awards.

Effective April 1, 2014, Dirk Van den Berghe was appointed to the Executive Committee. Mr. Van den Berghe was the CEO of Delhaize Belgium and Luxembourg. Mr. van den Berghe decided to leave the Company effective August 1, 2014. His employment agreement did not provide for a severance payment in case of resignation.

EMPLOYEES

As of December 31, 2014, we employed approximately 152,000 employees (of which approximately 72,500 were full-time employees and approximately 79,500 were part-time employees). As of December 31, 2014, we employed approximately 98,700 employees in the United States, approximately 16,300 in Belgium, and approximately 37,000 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2014, the directors and the members of our Executive Committee (16 persons as of that date) as a group owned 627,407 Delhaize Group ordinary shares and 276,128 ADRs (each representing 1/4 of an ordinary share), which represented approximately 0.68% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2014, the members of our Executive Committee owned as a group 428,098 stock options and EU performance stock units representing an equal number of existing ordinary shares and 764,897 options and U.S. performance and restricted stock units on ADSs (each representing 1/4 of an ordinary share) of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. Our shares may be in dematerialized form or registered form. Each shareholder is entitled to one vote for each ordinary share held, on each matter submitted to a vote of shareholders. Major shareholders do not have different voting rights. For additional information regarding our ordinary shares, see “Description of Delhaize Group Ordinary Shares” under Item 10 “Additional Information.”

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

As of April 21, 2015, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Ordinary Shares Held	Percentage of total voting rights on date of notification
February 18, 2009	Citibank N.A. (*)	10,682,499	10.62%
September 17, 2013	Silchester International Investors LLP	10,236,725	10.03%
January 31, 2014	Black Rock Group	4,979,338	4.00%

(*)	As Depositary for the American Depositary Receipts program of Delhaize Group. Citibank disclaims any beneficial interest in Delhaize Group ordinary shares that Citibank N.A. holds as Depositary under the American Depositary Receipts program of Delhaize Group.

Number of Shares and Potential Voting Rights of Delhaize Group(1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	103,514,900
Future potential voting rights resulting from exercise of warrants	1,880,498

(1)	As of April 1, 2015.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 29,402,792 ADRs outstanding and 13,035 registered holder owners with a registered address in the United States as of April 1, 2015. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Related Party Transactions

Several of our subsidiaries provide for post-employment benefit plans for the benefit of our employees. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21 to our annual consolidated financial statements included elsewhere in this Form 20-F Report.

For additional information regarding related party transactions, see Note 32 to the consolidated financial statements included in this Form 20-F Report.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Form 20-F Report. Our consolidated financial statements presented herein and the Notes to the consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so called “carve-out”). We are not affected by the so-called carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2014. We further refer to our comments made in connection with “Initial Application of New, Revised or Amended IASB Pronouncements” and “Standards and Interpretations Issued but not yet Effective,” in respectively Notes 2.2 and 2.5 of the consolidated financial statements.

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

In 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal against the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities. The decision of the Court of Appeal of Brussels is pending. A decision on the merits of the matter by the Authority would likely not occur before the end of 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Based on the current facts and circumstances, a provision has been recognized in the first quarter of 2015.

In a shareholders’ matter related to the Group’s wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. A decision on the merits of the matter by the Court of First Instance of Athens is not expected to occur before 2016, and the parties have the right to appeal an adverse decision of such Court.

In addition to the matters described above, we are from time to time a party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, landlord-tenant matters, tax matters, competition/antitrust matters, acquisition-related matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions, as necessary, for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “Risk Factors” under Item 3 “Key Information.”

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

In the first quarter of 2015, we issued 695,847 new shares for a consideration of €54 million to satisfy the exercise of warrants.

In January 2015, all of our Bottom Dollar Food stores were closed in connection with our agreement to sell the store locations to ALDI Inc. The transaction was completed in March 2015.

In February 2015, we completed a tender offer for cash and purchased (i) $278 million principal amount of the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million principal amount of the 4.125% senior notes due 2019 at a price of 107.07%. During 2015, this transaction results in a one-time charge to profit and loss of approximately €40 million. Existing hedge relationships relating to these notes, if any, were adjusted prospectively.

In March 2015, our Board of Directors proposed a gross dividend of €1.60 per share to be paid to owners of ordinary shares against coupon no. 53 on June 4, 2015. After deduction of 25% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.20 per share. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 28, 2015 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 4, 2015, is €165 million.

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

Delhaize Group American Depositary Shares, or ADSs, each representing one quarter of one of the Company’s ordinary shares, are traded on the New York Stock Exchange under the symbol “DEG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Citibank, as Depositary under the Second Amended and Restated Deposit Agreement dated as of May 3, 2013, among the Company, Citibank and holders from time to time of ADSs issued thereunder. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Stock Price Information

At the end of 2014, the Delhaize Group market capitalization was €6.2 billion. An aggregate of 106 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2014 for a total of €5.5 billion, and an aggregate of 17 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $526 million. The highest closing share price on NYSE Euronext Brussels was €60.77 and the lowest was €41.41, and the highest closing ADR price (adjusted for the 4:1 ratio change) on the New York Stock Exchange was $19.08 and the lowest (adjusted for the 4:1 ratio change) was $14.08. The average daily trading volume on NYSE Euronext Brussels was €21.4 million, or an average daily volume of 415 986 shares, and the average daily trading volume on the New York Stock Exchange was $2 million, or an average daily volume of 65,510 ADRs.

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

As of April 1, 2015, Delhaize Group had a market capitalization of €8.7 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On April 1, 2015, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €83.97. On April 1, 2015, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $22.54. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Period	Delhaize Group Ordinary Shares		Delhaize Group ADRs
	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2015
March	85.54	79.35	23.03	21.93
February	80.45	74.26	22.64	21.09
January	74.75	58.96	21.19	17.52
Quarterly Highs and Lows:
2015
First Quarter	85.54	58.96	23.03	17.52
2014*
First Quarter	53.12	41.41	18.43	14.08
Second Quarter	54.92	48.44	19.08	16.40
Third Quarter	55.08	48.03	17.62	16.16
Fourth Quarter	60.77	49.75	18.50	15.85
2013
First Quarter	42.56	30.84	54.81	40.55
Second Quarter	50.75	40.09	66.31	52.30
Third Quarter	53.20	45.80	70.72	60.48
Fourth Quarter	47.39	39.94	64.28	55.04
Annual Highs and Lows:
2014*	60.77	41.41	19.08	14.08
2013	53.20	30.84	70.72	40.55
2012	46.85	25.62	59.60	32.20
2011	59.97	41.53	88.78	54.72
2010	66.67	48.51	85.41	66.30
2009	54.49	43.22	79.30	55.19
2008	58.74	35.29	89.05	43.68

*	in April 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

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

Directors

Nomination, Election, Retirement and Removal of Directors. On the recommendation of the Governance & Nomination Committee, our Board proposes the appointment of directors to our shareholders for approval at the Ordinary Shareholders’ Meeting. Pursuant to our Articles of Association, directors may be appointed for a maximum term of office of six years. From 1999 to 2009, our Board of Directors set the length of director terms for persons elected during such period at a maximum of three years. Starting with elections in 2010, our Board of Directors decided to set the term of the mandate of a director to three years for the first term, then, provided that our Board of Directors determines such director is independent at re-election, up to four years for subsequent terms. In August 2014, the Board of Directors established a four year term for the mandates of independent directors. This would permit a non-executive director who is otherwise independent to serve a total of twelve years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by our Board of Directors at the time of their election has been set by our Board of Directors at three years. Unless otherwise decided by our Board of Directors, a person who is up for election to our Board of Directors and who would turn age 72 during our standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 72. Directors may be removed from office at any time by a majority vote at any meeting of shareholders. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

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

Compensation of Directors. For information on the compensation of directors, see Item 6 “Directors, Senior Management and Employees — Compensation of Directors and Executive Officers of Delhaize Group.”

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of April 1, 2015, our corporate capital was €51,757,450. The issuance premium on our capital was €2,862,588,134. This corporate capital was represented by 103,514,900 Delhaize Group ordinary shares. At the Ordinary and Extraordinary Shareholders’ Meeting held on May 24, 2012, our shareholders approved an amendment to our Articles of Association that authorized our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

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

On request, our shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing us and returning the certificate of record in the share register to us. Under Belgian law, as from January 1, 2008, bearer shares (actions au porteur/aandelen aan toonder) booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account on the date were automatically converted into dematerialized shares as from the time they were booked into a securities account. All remaining bearer shares that were not deposited in a securities account were required to have been converted at the choice of their holder into dematerialized or registered shares by December 31, 2014.

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2014, our statutory reserve amounted to 9.9% of our capital. Subject to this requirement, shareholders may decide, upon proposal by the Board of Directors, at a shareholders’ meeting at which statutory non-consolidated financial statements are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution, and all or a portion of available reserves.

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

Each ordinary share is entitled to one vote. A shareholder’s right to vote all Delhaize Group ordinary shares that such shareholder holds may be limited if the shareholder fails to comply with the ownership reporting requirements under Belgian law and the Articles of Association as described below.

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

Annual Financial Statements. Under Belgian law, the annual general meeting of shareholders must be held within six months after the close of our fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reported on by the statutory auditor. Not later than forty-five days before the date of the annual general meeting of shareholders, our Board of Directors is to provide the annual accounts to our statutory auditor. The auditor is required to review the accounts and prepare a report on the accounts for the benefit of our shareholders. The shareholders are entitled to review, at Delhaize Group’s registered office, a copy of the annual accounts as prepared by our Board of Directors, and the reports drawn up by our Board of Directors and by our statutory auditor as from the day of publication of the notice to our annual general meeting. In addition, we are required to provide a copy of each of these documents with the notice sent to each holder of Delhaize Group ordinary shares in registered form. So long as ADRs are outstanding, we will furnish to our shareholders, and cause the depositary to furnish to holders of ADRs, annual reports in

English. The adoption of the annual financial statements by our shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of our Directors and our statutory auditor. This discharge of liability is valid only when the financial statements submitted by our Board of Directors contain no omissions of necessary information or misstatements as to the true condition of our company. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, our Articles of Association, is valid only if such actions have been mentioned in the notice of our annual general meeting of shareholders.

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

In 2014, the Company acquired 190,139 Delhaize Group ordinary shares (having a par value of €0.50 per share) and transferred 225,634 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies. Also in 2014, Delhaize America, LLC did not repurchase any Delhaize Group ADRs, but transferred 50,345 shares (one share equaling 4 ADRs) to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2014, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €63 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

At the end of 2014, we owned 1,115,094 treasury shares (including ADRs), of which 924,955 were acquired prior to 2014, representing approximately 1.08% of our share capital.

We provided a Belgian credit institution with a discretionary mandate to purchase up to 800,000 Delhaize Group ordinary shares on NYSE Euronext Brussels between December 31, 2014 and December 31, 2016 up to a maximum aggregate consideration of €60 million to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from us, and without our influence with regard to the timing of the purchases. The credit institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

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

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. The Ordinary Shareholders’ Meeting held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010, May 26, 2011, May 24, 2012, May 23, 2013 and May 22, 2014, respectively, approved the inclusion of a provision in the bonds, convertible bonds or medium term notes that the Company may issue within 12 months from the respective meetings, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

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

On April 14, 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million, five-year multi-currency, unsecured revolving credit facility, which we refer to as the New Facility Agreement, and on April 15, 2014 terminated all of the commitments under the Old Facility Agreement. At our ordinary shareholders’ meeting on May 22, 2014, our shareholders approved a change in control clause set out in the New Facility Agreement. The “Change in Control” clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 percent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

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

Management employees of non-U.S. operating companies received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management employees of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 and 2012 Stock Incentive Plans, as amended, pursuant to which grants could be made to the beneficiaries of the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options outstanding under those plans as of December 31, 2014 can be found under Note 21.3 to the consolidated financial statements included in this Form 20-F Report.

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

Description of Delhaize Group American Depositary Shares

General. Citibank, N.A., or Citibank, is the Depositary for the American Depositary Receipts program of Delhaize Group. Citibank, as our depositary bank, issues the Delhaize Group American Depositary Shares, or ADSs. ADSs may be represented by certificates that are commonly referred to as American Depositary Receipts, or ADRs, or may be issued in un-certificated form. Delhaize Group ADSs represent ownership interests in the Delhaize Group ordinary shares on deposit with Citibank. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Each Delhaize Group ADS represents the right to receive one quarter of one Delhaize Group ordinary share as well as any other securities, cash or other property in respect thereof deposited with Citibank, as depositary, but not distributed to Delhaize Group ADS holders. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York 10013. Citibank has appointed Citibank International PLC in London to act as custodian for the property on deposit in respect of the Delhaize Group ADSs.

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

The following description is meant to be only a summary of certain provisions of the deposit agreement. It does not restate the terms of the deposit agreement in its entirety. You are urged to carefully read the deposit agreement, and the form of Delhaize Group ADR, as those documents, and not this description, govern the rights of holders of Delhaize Group ADSs. The form of second amended and restated deposit agreement is available as an exhibit to the post-effective amendment to the registration statement on Form F-6 filed with the SEC on April 23, 2013 (Reg. No. 333-156798), which is amended by the letter amendment to such agreement filed as Exhibit 4.17 to this Form 20-F Report. The form of Delhaize Group ADR was filed as a Rule 424(b)(3) prospectus update with the SEC on April 7, 2014 (Reg. No. 333-156798). All such filings may be retrieved from the SEC’s website at www.sec.gov and from the SEC’s public reference room at 100 F Street N.E., Washington D.C. 20549. Copies of the second amended and restated deposit agreement, as amended, and the form of Delhaize Group ADR are also available for inspection at the principal executive office of the depositary set forth above, and at the office of the custodian, Citibank International Plc located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

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

Depositary Payments to Delhaize Group

In 2014, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds, tax reclamation, E*Data):	$375.00
Reimbursement of proxy process expenses (printing, postage and distribution):	93,070.30
Reimbursement of other ADS program costs (legal expenses and other):	22,615.74
Direct issuer reimbursement requests/fees:	444,887.36

Total	$560,948.40

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $166,165.07 for 2014.

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

MATERIAL CONTRACTS

Delhaize Group February 2015 Tender Offers

In February 2015, we completed offers to purchase for cash (1) any and all of our 6.5% Senior Notes due 2017 (the “2017 Notes”) and (2) up to the Maximum Tender Amount (as defined below) of our 4.125% Senior Notes due 2019 (the “2019 Notes”) (collectively, the “Notes,” and each, a “Series” of Notes). The “Maximum Tender Amount” was $450,000,000 in principal amount of the Notes less the principal amount of the 2017 Notes accepted for purchase pursuant to the Any and All Tender Offer (as defined below). We referred to our offer to purchase the 2017 Notes as the “Any and All Tender Offer” and to our offer to purchase the 2019 Notes as the “Maximum Tender Offer.” The Company referred to both offers, together, as the “Offers.” We purchased an aggregate principal amount of $277,738,000 and $170,088,000 of the 2017 Notes and the 2019 Notes, respectively. Following the completion of the Offers, an aggregate principal amount of $172,262,000 and $129,912,000 of the 2017 Notes and the 2019 Notes, respectively, remained outstanding.

Delhaize Group Old Facility Agreement

From April 14, 2011 to April 15, 2014 we were party to a €600 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 15, 2011 (the “Old Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers, and substantially all of our U.S. subsidiaries, as original guarantors, Fortis Bank SA/NV, Banc of America Securities Limited, Deutsche Bank AG, London Branch and J.P. Morgan PLC, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Fortis Bank SA/NV as agent of the arrangers and the original lenders. As of December 31, 2014, we had not drawn under the Old Facility Agreement.

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

Delhaize Group New Facility Agreement

We are a party to a €400 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 14, 2014 (the “New Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers and Lion Lux Finance S.à r.l., as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the lenders, which is extendable by a maximum of two years if requested by us and agreed to by each lender. In March 2015, all lenders of the New Facility Agreement consented to extend the final maturity date from 2019 to 2020.

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

The foregoing description is qualified in its entirety by reference to the New Facility Agreement, which is filed as Exhibit 4.20 to this Form 20-F Report and is incorporated herein by reference.

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

As of the date of filing this Form 20-F Report the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., Victory Distributors, LLC, Bottom Dollar Food Northeast, LLC, Delhaize America Shared Services Group, LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Delhaize America Transportation, LLC (f/k/a Hannaford Trucking Company), and Delhaize America Supply Chain Services, Inc. Information with respect to our subsidiaries that are Cross Guarantors at December 31, 2014 is included in Note 37 to the consolidated financial statements included in this Form 20-F Report. All guarantor subsidiaries are 100% owned by us.

The description of the Cross Guarantee Agreement contained in this Form 20-F Report is qualified in its entirety by reference to a copy of such agreement filed as exhibit 99.2 to our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 29, 2007 (second of three reports) and incorporated in this Form 20-F Report by reference.

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

EXCHANGE CONTROLS

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in this Form 20-F Report.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS”), the Belgium Income Tax Code, the Belgium Code on Miscellaneous Taxes and Duties, the Belgium Code of Registration Duties, the Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Belgium — United States tax treaty”), administrative rulings and practice and judicial precedent in effect at the date of this Form 20-F Report, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed in this Form 20-F Report. We have not sought any ruling from the IRS or the Belgian tax authorities with respect to the statements made and the conclusions reached in this summary, and cannot assure you that the IRS or the Belgian tax authorities will agree with such statements or conclusions.

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

Medicare Tax. Under the “Health Care and Education Reconciliation Act of 2010,” dividends received or capital gains recognized by individuals and trusts with respect to the Delhaize Group ordinary shares of Delhaize Group ADRs may be subject to a new 3.8% Net Investment Income Tax “Medicare Tax” imposed for tax years beginning after 2012. This tax will generally apply to the net investment income of individuals and trusts if the adjusted gross income of such taxpayers exceeds certain threshold levels. The threshold levels are $250,000 in the case of married couples filing joint tax returns and $200,000 in the case of single individuals. The threshold level for trusts is the amount at which the highest marginal income tax bracket for trusts begins for the taxable year.

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

Generally, dividends distributed by a Belgian resident company (including liquidation proceeds, i.e., the amount reimbursed to shareholders in excess of the paid-in capital upon liquidation) are subject to a 25% withholding tax under Belgian domestic law. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 25% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The dividends distributed with respect to the ADRs will be subject to a 25% withholding tax rate.

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

The TOB is due when investors purchase or sell shares through a Belgian professional intermediary. The TOB is due in the amount of 0.27% (but limited to €800 per transaction and per party) on the purchase and on the sale in Belgium of existing shares of a Belgian company.

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

DOCUMENTS ON DISPLAY

Copies of this Form 20-F Report of Delhaize Group, the exhibits referred to within this Form 20-F Report and our Articles of Association are available for review upon request at the corporate office of Delhaize Group located at Square Marie Curie 40, 1070 Brussels, Belgium (tel. +32-2-412-2151). In addition, Delhaize Group files reports and other information with the SEC. Any documents that Delhaize Group files with the SEC may be read and copied at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This Form 20-F Report and other information submitted electronically to the SEC by Delhaize Group may be accessed through the SEC’s website.

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

The acquisition of a business through a public takeover bid that does not fall within the scope of the EU Merger Regulation may be subject to approval by one or several national competition authorities. It will be subject to approval by the Belgian Competition Authority under Book IV of the Belgian Code of Economic Law if:

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

Reference is made to the disclosure under the subheading Item 10 “Additional Information — Summary of Provisions of the Articles of Association and Other Matters — Description of Delhaize Group American Depositary Shares — Fees and Expenses Payable by Delhaize Group ADS Holders” and “— Depositary Payments to Delhaize Group,” which is incorporated by reference herein.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this Form 20-F Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, has established and operates its internal control and risk management systems in a manner that is consistent with guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), the 2013 Framework. Our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL, the independent registered public accounting firm that audited the financial statements included in this Form 20-F Report, has issued an attestation report on internal control over financial reporting on page F-1 of this Form 20-F Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as the term is defined in Rules 13a-15(t) and 15d-15(f) under the Exchange Act, that occurred during the period covered by this Form 20-F Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Claire H. Babrowski, Ms. Elizabeth Doherty, Mr. Jack L. Stahl and Mr. Luc Vansteenkiste are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a Guide for Ethical Business Conduct, which applies to all our employees and directors, including our Chief Executive Officer, our Chief Financial Officer, and other senior financial officers. Our Guide for Ethical Business Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Guide for Ethical Business Conduct is posted on our website and may be accessed at www.delhaizegroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Réviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2014	2013
Audit Fees(a)	2,537,989	2,767,438
Audit-Related Fees(b)	91,981	18,504
Tax Fees(c)	196,950	225,205
All Other Fees(d)	29,775	24,904

(a)	Audit fees for the years ended December 31, 2014 and 2013 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.
(b)	Audit-related fees for the years ended December 31, 2014 and 2013 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.
(c)	Tax fees for the year ended December 31, 2014 and 2013 consist of fees for tax compliance, tax advice and tax planning.
(d)	All other fees for the year ended December 31, 2014 and 2013 consist primarily of fees for consulting services.

All audit related fees and tax fees for the years ended December 31, 2014 and 2013 were pre-approved under the pre-approval policies of the Audit Committee.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares (in thousands, except the number of shares) and includes the automatic exercise under certain conditions of call options on our own shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (a)
March 2015	233,031	73.12	233,031	42
February 2015	—	—	—
January 2015	79,021	49.59	79,021
December 2014	31,845	49.38	31,845
November 2014	70,306	49.61	70,306
October 2014	55,653	49.55	55,653
September 2014	—	—	—
August 2014	—	—	—
July 2014	32,335	49.57	32,335
Total	—	—	—

(a)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c), to satisfy exercises under the stock option plans that Delhaize Group offers its employees. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded in 2014 that Delhaize Group was in compliance with the provisions of the Corporate Governance Code.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2014, 2013 AND 2012 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2014.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.14	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.15	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.16	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.3	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

Exhibit No.	Description

4.4	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013 )

4.5	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.6	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.7	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.11 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.8	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.12 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.9	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.13 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.10	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company (now known as Delhaize America Transportation, LLC), whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.14 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.11	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.12	Amendment to Second Amended and Restated Deposit Agreement dated February 19, 2014 by Citibank N.A. and Delhaize Group (incorporated by reference to Exhibit 4.17 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.13	Facility Agreement dated April 14, 2014 by and among, Delhaize Group SA/NV, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers, as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the original lenders (incorporated by reference to Exhibit 4.20 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2014)

Exhibit No.	Description

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Frans Muller
Frans Muller
President and Chief Executive Officer

Date: April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2014, 2013 and 2012 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for each of the three years in the period ended December 31, 2014. We have also audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with International Standards on Auditing (ISA) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

April 29, 2015

The statutory auditor

/s/ Michel Denayer
DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises BV o.v.v.e. CVBA / SC s.f.d. SCRL Represented by Michel Denayer

Consolidated Balance Sheet

Assets

(in millions of €)	Note	2014	2013	2012
Goodwill	6	3 147	2 959	3 189
Intangible assets	7	763	732	848
Property, plant and equipment	8	4 015	3 973	4 314
Investment property	9	84	100	116
Investments accounted for using the equity method	36.2	30	24	28
Investment in securities	11	8	8	11
Other financial assets	12	21	21	19
Deferred tax assets	22	46	71	89
Derivative instruments	10.2, 19	9	1	61
Other non-current assets		49	41	50

Total non-current assets		8 172	7 930	8 725

Inventories	13	1 399	1 353	1 391
Receivables	14	623	618	632
Income tax receivables		3	4	21
Investment in securities	11	149	126	93
Other financial assets	12	18	25	—
Derivative instruments	10.2, 19	2	40	—
Prepaid expenses		72	70	74
Other current assets		29	29	41
Cash and cash equivalents	15	1 600	1 149	920

		3 895	3 414	3 172
Assets classified as held for sale	5.2	60	250	18

Total current assets		3 955	3 664	3 190

Total assets		12 127	11 594	11 915

Liabilities and Equity

(in millions of €)	Note	2014	2013	2012
Share capital	16	51	51	51
Share premium	16	2 838	2 814	2 791
Treasury shares	16	(63)	(66)	(59)
Retained earnings	16	3 606	3 675	3 638
Other reserves	16	(68)	(55)	(59)
Cumulative translation adjustments	16	(917)	(1 351)	(1 178)

Shareholders’ equity		5 447	5 068	5 184
Non-controlling interests	16	6	5	2

Total equity		5 453	5 073	5 186

Long-term debt	18.1	2 201	2 011	2 313
Obligations under finance leases	18.3	475	496	612
Deferred tax liabilities	22	302	443	566
Derivative instruments	10.2, 19	26	8	10
Provisions	20, 21	432	355	375
Other non-current liabilities		58	64	70

Total non-current liabilities		3 494	3 377	3 946

Long-term debt - current portion	18.1	1	228	156
Obligations under finance leases	18.3	69	59	62
Derivative instruments	10.2, 19	—	3	4
Provisions	20, 21	188	90	88
Bank overdrafts		—	4	—
Income taxes payable		77	44	19
Accounts payable		2 112	1 993	1 869
Accrued expenses	23	525	526	437
Other current liabilities		168	139	144

		3 140	3 086	2 779
Liabilities associated with assets held for sale	5.2	40	58	4

Total current liabilities		3 180	3 144	2 783

Total liabilities		6 674	6 521	6 729

Total liabilities and equity		12 127	11 594	11 915

Consolidated Income Statement

(in millions of €)	Note	2014	2013(1)	2012(1)
Revenues		21 361	20 593	20 514
Cost of sales	24, 25	(16 222)	(15 579)	(15 486)

Gross profit		5 139	5 014	5 028
Gross margin		24.1%	24.3%	24.5%
Other operating income	27	119	127	114
Selling, general and administrative expenses	24	(4 503)	(4 347)	(4 292)
Other operating expenses	28	(332)	(257)	(276)

Operating profit		423	537	574
Operating margin		2.0%	2.6%	2.8%
Finance costs	29.1	(188)	(193)	(242)
Income from investments	29.2	16	9	16
Share of results of joint venture equity accounted	36.2	4	4	4

Profit before taxes and discontinued operations		255	357	352
Income tax expense	22	(66)	(85)	(55)

Net profit from continuing operations		189	272	297
Result from discontinued operations (net of tax)	5.3	(99)	(90)	(194)

Net profit		90	182	103
Net profit (loss) attributable to non-controlling interests		1	3	(2)
Net profit attributable to equity holders of the Group (Group share in net profit)		89	179	105

(in €)
Earnings per share	31
Basic
Group share in net profit from continuing operations		1.85	2.65	2.96
Group share in net profit		0.88	1.77	1.04
Diluted
Group share in net profit from continuing operations		1.84	2.64	2.95
Group share in net profit		0.87	1.76	1.04

(in thousands)
Weighted average number of shares outstanding
Basic		101 434	101 029	100 777
Diluted		101 937	101 567	101 134

(1)	Comparative information has been restated to reflect the reclassification of Bottom Dollar Food and our Bulgarian and Bosnian and Herzegovinian operations to discontinued operations given their divesture.

Consolidated Statement of Comprehensive Income

(in millions of €)	Note	2014	2013	2012
Net profit		90	182	103

Remeasurement of defined benefit liability (asset)		(14)	11	(16)
Tax (expense) benefit		4	(4)	4

Remeasurement of defined benefit liability (asset), net of tax	16, 21	(10)	7	(12)

Total items that will not be reclassified to profit or loss		(10)	7	(12)

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		—	1	—
Tax (expense) benefit		—	(1)	—

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	—	—	—
Gain (loss) on cash flow hedge		—	—	2
Reclassification adjustment to net profit		—	—	4
Tax (expense) benefit		—	—	(2)

Gain (loss) on cash flow hedge, net of tax	16, 19	—	—	4
Unrealized gain (loss) on financial assets available for sale		4	(6)	(1)
Reclassification adjustment to net profit		—	—	(6)
Tax (expense) benefit		(1)	1	1

Unrealized gain (loss) on financial assets available for sale, net of tax	16	3	(5)	(6)
Exchange gain (loss) on translation of foreign operations		433	(170)	(141)
Reclassification adjustment to net profit		(5)	(1)	—

Exchange gain (loss) on translation of foreign operations	16	428	(171)	(141)

Total items that are or may be reclassified subsequently to profit or loss		431	(176)	(143)

Other comprehensive income		421	(169)	(155)
Attributable to non-controlling interests		—	—	(1)
Attributable to equity holders of the Group		421	(169)	(154)

Total comprehensive income for the year		511	13	(52)
Attributable to non-controlling interests	16	1	3	(3)
Attributable to equity holders of the Group		510	10	(49)

Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Balances at Jan. 1, 2012	101 892 190	51	2 785	1 183 948	(65)	3 720	(9)	(4)	6	(38)	(1 038)	5 408	5	5 413
Other comprehensive income	—	—	—	—	—	—	—	4	(6)	(12)	(140)	(154)	(1)	(155)
Net profit	—	—	—	—	—	105	—	—	—	—	—	105	(2)	103

Total comprehensive income for the period	—	—	—	—	—	105	—	4	(6)	(12)	(140)	(49)	(3)	(52)
Capital increases	29 308	—	1	—	—	—	—	—	—	—	—	1	—	1
Treasury shares sold upon exercise of employee stock options	—	—	(6)	(139 813)	6	—	—	—	—	—	—	—	—	—
Tax payment for restricted stock units vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(177)	—	—	—	—	—	(177)	—	(177)
Purchase of non-controlling interests	—	—	—	—	—	(10)	—	—	—	—	—	(10)	—	(10)

Balances at Dec. 31, 2012	101 921 498	51	2 791	1 044 135	(59)	3 638	(9)	—	—	(50)	(1 178)	5 184	2	5 186
Other comprehensive income	—	—	—	—	—	—	1	—	(5)	8	(173)	(169)	—	(169)
Net profit	—	—	—	—	—	179	—	—	—	—	—	179	3	182

Total comprehensive income for the period	—	—	—	—	—	179	1	—	(5)	8	(173)	10	3	13

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Capital increases	528 072	—	16	—	—	—	—	—	—	—	—	16	—	16
Treasury shares purchased	—	—	—	328 924	(15)	—	—	—	—	—	—	(15)	—	(15)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(172 116)	8	—	—	—	—	—	—	1	—	1
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	3	—	—	—	—	—	—	—	—	3	—	3
Tax payment for restricted stock units vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(142)	—	—	—	—	—	(142)	—	(142)

Balances at Dec. 31, 2013	102 449 570	51	2 814	1 200 943	(66)	3 675	(8)	—	(5)	(42)	(1 351)	5 068	5	5 073
Other comprehensive income	—	—	—	—	—	—	(1)	—	2	(14)	434	421	—	421
Net profit	—	—	—	—	—	89	—	—	—	—	—	89	1	90

Total comprehensive income for the period	—	—	—	—	—	89	(1)	—	2	(14)	434	510	1	511
Capital increases	369 483	—	14	—	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	190 139	(10)	—	—	—	—	—	—	(10)	—	(10)

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Treasury shares sold upon exercise of employee stock options	—	—	(2)	(275 988)	13	—	—	—	—	—	—	11	—	11
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted stock units vested	—	—	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)
Share-based compensation expense	—	—	12	—	—	—	—	—	—	—	—	12	—	12
Dividend declared	—	—	—	—	—	(158)	—	—	—	—	—	(158)	—	(158)

Balances at Dec. 31, 2014	102 819 053	51	2 838	1 115 094	(63)	3 606	(9)	—	(3)	(56)	(917)	5 447	6	5 453

Consolidated Statement of Cash Flows

(in millions of €)	Note	2014	2013	2012
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)		89	179	105
Net profit attributable to non-controlling interests		1	3	(2)
Adjustments for:
Share of results of joint venture equity accounted		(4)	(4)	(4)
Depreciation and amortization		593	599	648
Impairment losses	28	306	231	288
Allowance for losses on accounts receivable	14	8	15	3
Share-based compensation	21.3	12	16	13
Income taxes	22	18	60	21
Finance costs		198	211	259
Income from investments		(25)	(10)	(16)
Other non-cash items		(3)	(8)	(15)
Changes in operating assets and liabilities:
Inventories		77	(75)	293
Receivables		(3)	(1)	74
Prepaid expenses and other assets		(1)	(12)	(30)
Accounts payable		65	163	50
Accrued expenses and other liabilities		9	115	—
Provisions		116	(3)	40
Interest paid		(188)	(198)	(229)
Interest received		13	12	9
Income taxes paid		(134)	(108)	(105)

Net cash provided by operating activities		1 147	1 185	1 402
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4.1	(20)	13	(12)
Business disposals, net of cash and cash equivalents disposed	5.1	167	15	3
Purchase of tangible assets (capital expenditures)	8, 9	(528)	(486)	(589)
Purchase of intangible assets (capital expenditures)	7	(78)	(79)	(92)
Sale of tangible and intangible assets		68	33	39
Sale and maturity of (investment in) debt securities, net		(2)	(43)	(1)
Sale and maturity of (investment in) term deposits, net		9	(13)	—
Sale and maturity (purchase) of other financial assets		1	(12)	22

Net cash used in investing activities		(383)	(572)	(630)

Financing activities
Proceeds from the exercise of share warrants and stock options	16	24	12	(1)
Purchase of treasury shares	16	(10)	(15)	—
Purchase of non-controlling interests	4.2	—	—	(23)
Dividends paid	17	(158)	(142)	(180)
Borrowing under long-term loans, net of financing costs		11	7	620
Repayment of long-term loans	18.1	(225)	(168)	(564)
Repayment of lease obligations	18.3	(54)	(52)	(54)
Borrowings (repayments) of short-term loans, net		—	—	(60)
Settlement of derivative instruments	19	29	(1)	(1)

Net cash used in financing activities		(383)	(359)	(263)
Effect of foreign currency translation		72	(28)	(7)

Net increase in cash and cash equivalents		453	226	502
Cash and cash equivalents at beginning of period	15	1 147 (1)	921 (2)	419
Cash and cash equivalents at end of period	15	1 600	1 147 (1)	921 (2)

(1)	Includes €2 million in assets classified as held for sale, net of €4 million of bank overdrafts.
(2)	Includes €1 million in assets classified as held for sale.

Notes to the Consolidated Financial Statements

1.	General Information

The principal activity of Delhaize Group (also referred to, with its consolidated entities, except where the context otherwise requires, as “we”, “us”, “our”, “the Group” and “the Company”) is the operation of food supermarkets through company-operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. The Group’s store network also includes other store formats such as proximity, cash and carry and specialty stores. The Company is present in seven countries on three continents.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG”, respectively.

The consolidated financial statements for the year ended December 31, 2014, as presented in this annual report, were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 4, 2015, subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 28, 2015. In compliance with Belgian law, the consolidated financial statements will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non - consolidated financial statements affecting the consolidated financial statements.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2014 except for the U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2014, 2013 and 2012 include the results of operations of its U.S. subsidiaries for the 53 weeks ended January 3, 2015, 52 weeks ended December 28, 2013 and 52 weeks ended December 29, 2012.

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

The Group has established detailed procedures in connection with acquisition or disposal of non-financial assets and related valuations. Above a certain threshold, the valuation process is centrally led by the Group’s internal valuation teams, with the final valuation requiring Group CEO and in certain cases Board of Directors approval. In this process, external experts can be appointed to support the valuation, which is decided on a case-by-case basis. The Group gives prominence to using valuation techniques based on the income approach (e.g.: discounted cash-flow) and uses other techniques, like market approach, as supporting or benchmarking tools.

Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in the respective individual notes.

2.2	Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2014:

•	Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities;

•	Amendments to IFRS 13 Short-term Receivable and Payables issued as part of Annual Improvements 2010 – 2012 Cycle;

•	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities;

•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting; and

•	IFRIC 21 Levies.

Where the adoption of a new, amended or revised pronouncement has a significant impact on the presentation of the financial statements or performance of the Group, its impact is described below.

IFRIC 21 Levies

The interpretation clarifies the accounting for an obligation to pay a levy that is not income tax. In doing so, IFRIC 21 defines a levy very widely as an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation and are (i) not included within the scope of other IFRS and (ii) not fines or penalties imposed for breaches of legislation. The interpretation then addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized, i.e. at after which point of time the Group can no longer avoid the outflow of economic benefit by its own actions. IFRIC 21 had no impact on the 2014 full year financial statements.

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

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses”. When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value except for contingent considerations classified as equity instrument that are not re-measured following initial measurement. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

(in €)		Closing Rate			Average Daily Rate
	Country	2014	2013	2012	2014	2013	2012
1 USD	U.S.	0.823655	0.725111	0.757920	0.752729	0.752955	0.778331
1 GBP	United Kingdom	1.283862	—	—	1.251564	—	—
100 RON	Romania	22.307486	22.366361	22.499719	22.503769	22.629554	22.425044
100 RSD	Serbia	0.826720	0.872296	0.879353	0.852442	0.883861	0.883939
100 ALL	Albania	0.713572	0.713267	0.716384	0.714439	0.712911	0.719373
100 IDR	Indonesia	0.006633	0.005965	0.007865	0.006350	0.007217	0.008302

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

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. The Group has a strict rebuttable presumptions that all of these “vendor allowances”, as well as other cash discounts, represent a reduction in the cost of inventory and are therefore recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product. In this case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash on call with banks and on hand, short-term deposits and other highly liquid investments with an original maturity of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Negative cash balances are reclassified on the balance sheet to “Bank overdrafts”.

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year and whenever there is an indication of impairment.

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

Trade receivables are subsequently measured at amortized cost less an impairment allowance. The allowance for impairment of trade receivables is established (on a separate allowance account) when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses”. Impaired trade receivables are derecognized when they are determined to be uncollectible.

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

Delhaize Group mainly holds quoted investments and the fair value of these is predominantly based on current bid prices (see Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques (see Note 2.1).

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

Non-derivative Financial Liabilities

IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost that are included in “Debts”, “Borrowings”, “Accounts payable” and “Other liabilities”. In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

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

The fair value of derivatives is determined in accordance with the fair value measurement framework (see “Note 2.1”). This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the “dirty price” or “full fair value” (i.e., including any interest accrued).

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

•	Fair value hedges are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are typically presented in the income statement as “Finance costs” (see Note 29.1).

•	Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

•	Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

•	Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

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

Uncertain tax positions, if any, are measured assuming that the tax authorities will examine the amounts reported to them in full knowledge of all relevant information.

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

When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of termination benefits and (b) when the entity recognizes costs for restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits (see also “Restructuring provisions” and “Employee Benefits” below).

Closed store provisions are reviewed regularly to ensure that amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

•	Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. up to certain retentions and holds insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported.

•	Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

•	IFRIC 21 Levies, an interpretation of IAS 37 Provisions, requires the recognition of a levy imposed under a legislation issued by a government (being a local, national or international government, government agencies and similar bodies) when the Group can no longer avoid the outflow of economic benefit by its own action.

Employee Benefits

•	A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a mandatory, contractual or voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due (see Note 21.1). Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The defined contribution plans of the Group’s Belgian operations include a legally guaranteed minimum return. This minimum return is usually insured by an external insurance company that receives and manages all plan contributions. As the return guaranteed by that third party can be below the legally required return, these plans have also some defined benefit plan features, as the Group is exposed to the investment / funding risk relating to the difference in returns, if any.

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

The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. For currencies where there is no deep market in such bonds, the market rates on government bonds are used. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.

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

Service cost and net interest are recognized in profit or loss in both “Cost of sales” and in “Selling, general and administrative expenses”.

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

The total amount expensed is recognized in the income statement - together with a corresponding increase in equity – over the vesting period of the share-based award, which is the period over which the vesting conditions have to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest, including an assessment of the non-market performance conditions. No expense is recognized for awards that do not ultimately vest.

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

2.5 Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory applicable for the Group’s accounting periods beginning on January 1, 2015, or later. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

•	Improvements to IFRS 2010 – 2012 and 2011 – 2013 Cycles (applicable for annual periods beginning after January 1, 2015 except for the Amendments to IFRS 13, as disclosed in Note 2.2): Late 2013, the IASB issued the final omnibus annual improvements standard for the 2010 – 2012 Cycle containing eight changes to seven IASB pronouncements and the 2011 – 2013 Cycle containing four changes to four IASB pronouncements. On September 25, 2014 the IASB issued the Improvements to IFRS 2012 – 2014 Cycle (applicable for annual periods beginning after January 1, 2016) containing five changes to four IASB pronouncements. The Group is still in process in analyzing these amendments, but does not believe that any of these amendments will have a significant impact on its consolidated financial statements as most of the Group’s accounting policies were already in line with the clarifications included in these improvements.

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions (applicable for annual periods beginning after January 1, 2015): The amendments were issued in late 2013 and clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or attribute them to the employees’ periods of service using the projected unit credit method. For contributions that are dependent on the number of years of service, the entity should attribute the contributions to the employees’ periods of service. The Group expects that the new guidance will have little or no impact on its consolidated financial statements.

•	Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation (applicable for annual periods beginning after January 1, 2016): In 2014, the IASB issued amendments to IAS 16 and IAS 38. The new IAS 16 pronouncements prohibit entities from using revenue-based depreciation method for items of property, plant and equipment while the amendments to IAS 38 introduce a presumption that revenue is not an appropriate basis for amortization of an intangible asset, which is rebuttable only in two limited circumstances. The amendments will have no impact on the Group.

•	Amendments to IFRS 11 Accounting for Acquisitions of Interest in Joint Operations (applicable for annual periods beginning after January 1, 2016): The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined by IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. The amendment has so far no impact on the consolidated financial statements of the Group.

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (applicable for annual periods beginning after January 1, 2016): During 2014, the IASB issued the amendments which address a conflict between the requirements of IAS 28 and IFRS 10 by clarifying that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The amendment has so far no impact on the consolidated financial statements of the Group.

•	Amendments to IAS 1 Disclosure Initiative (applicable for annual periods beginning after January 1, 2016): At the end of 2014, the IASB issued amendments to IAS 1 which provide (a) clarification on materiality, (b) guidance on the list of line items to be presented in the statement of financial position and in the statement of profit or loss and other comprehensive income which can be disaggregated and aggregated as relevant and on subtotals in these statements, (c) clarification that an entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss and (d) additional examples of possible ways of ordering the notes.

•	IFRS 9 Financial Instruments (applicable for annual periods beginning after January 1, 2018): During 2014, the IASB issued the complete version of IFRS 9 which will replace the guidance in IAS 39 upon the former’s effective date.

IFRS 9 retains, but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: (a) amortized cost, (b) fair value through OCI and (c) fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI without any future recycling possibility.

The standard introduces the expected credit losses model and replaces the incurred credit loss impairment model used in IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition which effectively results that it will be no longer necessary for a credit event to have occurred before credit losses are recognized.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities that are designated in the measurement category at fair value through profit or loss, which so far does not impact the Group.

Finally, IFRS 9 retains the three types of hedge accounting mechanisms, but introduces greater flexibility to the types of transactions eligible for hedge accounting and relaxes, for example, the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually uses for risk management purposes. Detailed documentation is still required but is different to that currently prepared under IAS 39, including information about an entity’s risk management activities.

The Group expects that IFRS 9 will have some impact on the consolidated financial statements, but is not practicable to provide a reasonable estimate until the full review has been finalized.

•	IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning after January 1, 2017): In 2014, the IASB issued the new revenue recognition standard which establishes a single comprehensive model for entities in accounting for revenue arising from contracts with customers. The standard will supersede currently applicable guidance, amongst others and for Delhaize Group most relevant, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes.

The single model’s core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The standard introduces a five-step approach for the revenue recognition process and the new term “performance obligation,” which represents a promise made by the entity in the contract to a customer which is either (a) a good or service (or a bundle of goods or services) that is distinct, or (b) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The standard requires that the entity shall recognize revenue when (or as) a performance obligation is satisfied, i.e., when control of the goods or services underlying the particular performance obligation is transferred to the customer. The new guidance contains more detailed prescription on some specific scenarios, like principal vs. agent consideration and adds significantly more extensive disclosure requirements.

Delhaize Group expects that IFRS 15 will have some impact on the consolidated financial statements, but is not practicable to provide a reasonable estimate until the full review has been finalized.

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

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Subsequently, the Group reviewed these operating segments in order to establish if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which are then aggregated into one single operating segment. The Group reviewed its U.S. operating segments for similar economic characteristics and long-term financial performance using, for example, operating profit margin, gross margin and comparable store sales development as quantitative benchmarks and concluded aggregating them into the segment “United States” meets the requirements of IFRS 8 and is consistent with the core principle of the standard. In a final step, reportable segments have been identified, which represent (aggregated) operating segments that exceed the quantitative thresholds defined by IFRS 8 and require individual disclosure. Operating segments that do not pass these thresholds are by default combined into the “All Other Segments” category of IFRS 8, which the Group has labeled as “Southeastern Europe”. P.T. Lion Super Indo, LLC (“Super Indo”), the Group’s equity accounted joint venture, does not meet the criteria of an operating segment and is therefore not included in the segment information provided below.

Management concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non- operating - other business activities - and, therefore, decided to disclose separately the corporate activities of the Group in the segment “Corporate”.

Overall, this results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

The Executive Committee internally reviews the performance of Delhaize Group’s segments against a number of measures, of which “underlying operating profit” (UOP), represents the most important measure of profit or loss. UOP adjusts for a number of elements that the CODM considers as non-representative of the Group’s underlying operating performance. A reconciliation from operating profit to UOP is included in the segment information. All other amounts of each segment items reported to the CODM equal consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no further reconciling items need to be disclosed.

The segment information for 2014, 2013 and 2012 is as follows:

Year ended December 31, 2014 (in millions of €)	United States	Belgium(2)	SEE(3)	Corporate	Total
Revenues (1)	13 360	4 919	3 082	—	21 361
Cost of sales	(9 898)	(3 985)	(2 339)	—	(16 222)

Gross profit	3 462	934	743	—	5 139
Gross margin	25.9%	19.0%	24.1%	N/A	24.1%
Other operating income	58	43	16	2	119
Selling, general and administrative expenses	(2 970)	(864)	(632)	(37)	(4 503)
Other operating expenses	(17)	(152)	(163)	—	(332)

Operating profit (loss)	533	(39)	(36)	(35)	423
Operating margin	4.0%	(0.8%)	(1.2%)	N/A	2.0%
Adjustments:
Impairment losses (reversals)	8	2	156	—	166
Reorganization expenses (reversals)	—	137	—	—	137
Store closing expenses (reversals)	(2)	—	—	—	(2)
(Gains) losses on disposal of assets	3	3	1	—	7
Other	—	15	14	2	31

Underlying operating profit (loss)	542	118	135	(33)	762
Underlying operating margin	4.1%	2.4%	4.4%	N/A	3.6%

Other information (incl. discontinued operations and assets held for sale)
Assets	7 095	1 889	2 047	1 096 (5)	12 127
Liabilities	2 506	1 604	865	1 699	6 674
Capital expenditures	281	129	167	29	606
Non-cash operating activities:
Depreciation and amortization	376	121	82	14	593
Impairment losses (4)	134	2	170	—	306
Share-based compensation	9	1	—	2	12
Operating result of discontinued operations	1	—	(9)	—	(8)

Year ended December 31, 2013 (in millions of €)	United States	Belgium(2)	SEE(3)	Corporate	Total
Revenues (1)	12 536	5 072	2 985	—	20 593
Cost of sales	(9 259)	(4 046)	(2 274)	—	(15 579)

Gross profit	3 277	1 026	711	—	5 014
Gross margin	26.1%	20.2%	23.8%	N/A	24.3%
Other operating income	56	44	27	—	127
Selling, general and administrative expenses	(2 835)	(866)	(598)	(48)	(4 347)
Other operating expenses	(41)	(17)	(200)	1	(257)

Operating profit (loss)	457	187	(60)	(47)	537
Operating margin	3.6%	3.7%	(2.0%)	N/A	2.6%
Adjustments:
Impairment losses (reversals)	13	2	191	—	206
Reorganization expenses (reversals)	18	—	—	—	18
Store closing expenses (reversals)	5	—	—	—	5
(Gains) losses on disposal of assets	(2)	8	2	2	10
(Gains) losses on disposal of businesses	—	(9)	—	—	(9)
Other	10	10	(3)	5	22

Underlying operating profit (loss)	501	198	130	(40)	789
Underlying operating margin	4.0%	3.9%	4.4%	N/A	3.8%
Other information (incl. discontinued operations and assets held for sale)
Assets	6 983	1 867	2 105	639 (5)	11 594
Liabilities	2 482	1 399	807	1 833	6 521
Capital expenditures	276	140	127	22	565
Non-cash operating activities:
Depreciation and amortization	391	115	83	10	599
Impairment losses (4)	23	2	206	—	231
Share-based compensation	13	1	—	2	16
Operating result of discontinued operations	(58)	—	(28)	—	(86)

Year ended December 31, 2012 (in millions of €)	United States	Belgium(2)	SEE(3)	Corporate	Total
Revenues (1)	12 767	4 922	2 825	—	20 514
Cost of sales	(9 404)	(3 921)	(2 161)	—	(15 486)

Gross profit	3 363	1 001	664	—	5 028
Gross margin	26.3%	20.3%	23.5%	N/A	24.5%
Other operating income	57	39	18	—	114
Selling, general and administrative expenses	(2 867)	(824)	(560)	(41)	(4 292)
Other operating expenses	(147)	(15)	(113)	(1)	(276)

Operating profit (loss)	406	201	9	(42)	574
Operating margin	3.2%	4.1%	0.3%	N/A	2.8%
Adjustments:
Impairment losses (reversals)	19	5	111	—	135
Store closing expenses (reversals)	110	1	1	—	112
(Gains) losses on disposal of assets	4	7	—	—	11
Other	30	(18)	—	1	13

Underlying operating profit (loss)	569	196	121	(41)	845
Underlying operating margin	4.5%	4.0%	4.3%	N/A	4.1%

Other information (incl. discontinued operations and assets held for sale)
Assets	7 189	1 838	2 271	617 (5)	11 915
Liabilities	2 511	1 345	869	2 004	6 729
Capital expenditures	354	153	150	24	681
Non-cash operating activities:
Depreciation and amortization	444	116	79	9	648
Impairment losses (4)	63	5	220	—	288
Share-based compensation	11	1	—	1	13
Operating result of discontinued operations	(65)	—	(130)	—	(195)

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand Duchy of Luxembourg.
(3)	The segment “Southeastern Europe” includes operations in Greece, Romania and Serbia.
(4)	No impairment loss was recorded or reversed in equity. The 2014, 2013 and 2012 impairment losses include €138 million, €12 million, and €16 million, respectively, on the re-measurement of assets of the disposal group (see Note 5.3).
(5)	Includes the Group’s equity accounted investment in Super Indo.

Total revenues can be further analyzed as follows:

(As a percentage of revenues)	2014	2013	2012
Retail revenues
- Food – perishable	40.6%	39.8%	39.5%
- Food - non-perishable	34.3%	34.6%	35.2%
- Non-food	12.8%	13.0%	13.2%

Total retail revenues	87.7%	87.4%	87.9%
Wholesale revenues	12.3%	12.6%	12.1%

Total revenues	100.0%	100.0%	100.0%

There are no individual customers for whom the total amount of revenue was more than 10% of Delhaize Group’s revenue during 2014, 2013 and 2012.

4.	Business Combinations and Acquisition of Non-controlling Interests

4.1	Business Combinations

Acquisitions during 2014

During 2014, Delhaize Group entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €20 million and the transactions resulted in an increase of goodwill of €13 million.

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

4.2	Acquisitions of Non-controlling Interests

Acquisitions during 2014 and 2013

During 2014 and 2013, Delhaize Group did not acquire additional non-controlling interests.

In 2013, the Group launched a tender offer to acquire 16% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share (representing approximately €10 million). The Serbian Privatization Agency suspended twice the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. Neither the Group nor the current privatization process are target of these investigations. Delhaize Group withdrew its offer after it expired later that year. A new privatization process was launched in the second part of 2014, but has not been open for tendering at year-end. Delhaize Group will consider its participation in the process in due time. Consequently, Delhaize Group continues to own 75.5% of C-Market.

Acquisitions during 2012

In 2012, the minority shareholder of Ela d.o.o. Kotor (Montenegrin subsidiary) irrevocably and unconditionally exercised its put option selling to Delhaize Group its share of 49% in the subsidiary. The Group recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. The Group reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

During 2012, Delhaize Group acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to Serbian subsidiaries.

5.	Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1	Divestitures

During 2014, Delhaize Group only divested operations from its operating activities that met the definition of discontinued operations (see Note 5.3).

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, operated by independent third parties. Delhaize Group received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as “Other operating income”.

In 2012, Delhaize Group sold Wambacq - Peeters SA, a Belgian transport company, to Van Moer Group. This transaction did not meet the criteria of a “Discontinued Operation” and was completed on April 30, 2012. Delhaize Group received €3 million in cash and recorded a gain on disposal of €1 million in 2012.

5.2	Disposal Group / Assets Classified as Held for Sale

Disposal of Bottom Dollar Food

In 2014, Delhaize Group signed an agreement with Aldi Inc. to sell its 66 Bottom Dollar Food locations for approximately $15 million (€12 million). The estimated fair value of the disposal group has been classified as a Level 1 fair value, being the exit price in an orderly and binding transaction.

Assets and liabilities relating to these operations (being part of the “United States” segment) are classified as a disposal group held for sale. The transaction also meets the definition of discontinued operations. Consequently, the relevant profit or loss after tax has been classified as “Result from discontinued operations”, with comparative information being re-presented.

The transaction is subject to customary closing conditions and is expected to be completed early 2015. In 2014, the 66 stores generated revenues of approximately $0.5 billion.

At December 31, 2014, the carrying value of assets classified as held for sale and associated liabilities related to the disposal of Bottom Dollar Food to Aldi Inc. were as follows:

(in millions of €)	2014
Property, plant and equipment	52
Assets classified as held for sale	52
Less:
Obligations under finance lease	(37)
Accounts payable, accrued expenses and other liabilities	(3)

Assets classified as held for sale, net of associated liabilities	12

In addition, equipment relating to these stores (carrying amount of €2 million) has been classified as held for sale and is expected be sold to third parties.

The Group recognized a total impairment loss of €124 million (see also Note 5.3) to write down the carrying value of the Bottom Dollar Food operations to its fair value less costs to sell.

Disposal of Sweetbay, Harveys and Reid’s

In 2013, Delhaize Group signed an agreement with Bi-Lo Holdings (Bi-Lo) to sell its Sweetbay, Harveys and Reid´s operations. The transaction closed in 2014 for a final sales price of $234 million (€171 million) in cash.

Assets and liabilities relating to these operations (being part of the “United States” segment) were classified as a disposal group held for sale in 2013 and the relevant profit or loss after tax classified as “Result from discontinued operations,” with comparative information being re-presented.

In 2013, the 164 stores included in the transaction generated revenues of approximately $1.7 billion.

A gain of €8 million realized on the sale was included in “Results from discontinued operations” during 2014.

Disposal of Bulgarian and Bosnian and Herzegovinian operations

In 2014, Delhaize Group sold its Bulgarian operations to AP Mart and Delhaize Bosnia and Herzegovina to Tropic Group B.V., incurring insignificant settlement losses. Both activities were part of the “Southeastern Europe” segment and meet the requirements of discontinued operations. Therefore, the profit and loss after tax relating to these operations are classified as “Result from discontinued operations” (see also Note 5.3) and comparative information has been re-presented.

The operations were transferred to the buyers, including cash and cash equivalents of €3 million and €1 million, respectively.

Disposal of Delhaize Montenegro

In 2013, Delhaize Group sold its Montenegrin operations (part of the “Southeastern Europe” segment) for a total sales price of €5 million to Expo Commerce and presented the profit and loss as discontinued operations (see also Note 5.3). Comparative information was re-presented.

Disposal of Delhaize Albania SHPK

In 2013, Delhaize Group completed the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €1 million. The assets and liabilities of Delhaize Albania, that were part of the previously called “Southeastern Europe & Asia” segment had been presented as “held for sale” as of December 31, 2012 and the operating results of the Albanian company in previous years as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.

Disposal of individual properties

In 2014, Delhaize Group sold its distribution center in Plant City, Florida (carrying amount of $23 million), which was supplying Sweetbay stores until their disposal, to C&S Wholesale Grocers for a total consideration of $28 million (€21 million).

Delhaize Group holds a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €6 million at December 31, 2014, of which €3 million relate to the U.S. and €3 million to the “Southeastern Europe” segment. At December 31, 2013 and 2012, the carrying value of individual properties held for sale amounted to €7 million and €12 million, respectively.

These properties are measured at fair value less costs to sell. The fair values of these assets have been categorized in Level 2 in the fair value level hierarchy. These fair values have been determined predominantly using a market approach based on sales transactions in the market of comparable property and signed non-binding sales agreements.

5.3	Discontinued Operations

As mentioned in Note 5.2, Bottom Dollar Food, Sweetbay, Harveys and Reid’s (U.S.), the Bulgarian operations, Delhaize Bosnia and Herzegovina, Delhaize Montenegro and Delhaize Albania qualified as discontinued operations.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows (no adjustments to amounts previously presented in discontinued operations were made):

(in millions of €, except per share information)	2014	2013	2012
Revenues	864	1 868	2 103
Cost of sales	(676)	(1 415)	(1 587)
Other operating income	7	12	9
Selling, general and administrative expenses	(195)	(462)	(566)
Other operating expenses	(8)	(89)	(154)
Net financial expenses	(1)	(17)	(17)

Result before tax	(9)	(103)	(212)
Income taxes	(2)	25	34

Result of discontinued operations (net of tax)	(11)	(78)	(178)
Pre-tax loss recognized on re-measurement of assets of disposal groups	(138)	(12)	(16)
Income taxes	50	—	—

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(99)	(90)	(194)
Basic earnings per share from discontinued operations	(0.97)	(0.89)	(1.92)
Diluted earnings per share from discontinued operations	(0.97)	(0.88)	(1.91)

Operating cash flows	(29)	15	9
Investing cash flows	7	(43)	(51)
Financing cash flows	9	43	20

Total cash flows	(13)	15	(22)

In 2014, Delhaize Group recognized €138 million of impairment losses to write down the carrying value of Bottom Dollar Food (€124 million), the Bulgarian operations (€11 million) and Delhaize Bosnia and Herzegovina (€3 million) to their estimated fair value less costs to sell.

In 2013, Delhaize Group recognized in “Other operating expenses” Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarter and distribution centers that were impacted by the planned sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. The Group recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid’s to their estimated fair value less costs to sell.

In 2012, “Other operating expenses” consisted of €137 million of impairment losses: €35 million related to underperforming Sweetbay stores, €9 million to underperforming Bottom Dollar Food stores, €42 million in Bulgaria (of which €15 million on goodwill and €15 million on the Piccadilly brand name), €34 million in Bosnia and Herzegovina (of which €26 million on goodwill), and €17 million in Montenegro (of which €10 million on goodwill). Delhaize Group recognized an impairment loss of €16 million for Delhaize Albania.

6.	Goodwill

(in millions of €)	2014	2013	2012
Gross carrying amount at January 1	3 215	3 396	3 487
Accumulated impairment at January 1	(256)	(207)	(73)

Net carrying amount at January 1	2 959	3 189	3 414
Acquisitions through business combinations and adjustments to initial purchase accounting	13	3	3
Classified as held for sale (net amount)	(1)	(3)	(8)
Impairment losses	(138)	(124)	(136)
Currency translation effect (net amount)	314	(106)	(84)

Gross carrying amount at December 31	3 485	3 215	3 396
Accumulated impairment at December 31	(338)	(256)	(207)

Net carrying amount at December 31	3 147	2 959	3 189

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

The Group’s CGUs with significant goodwill allocations are detailed below:

(in millions)		2014	2013	2012
Food Lion	USD	1 684	1 684	1 688
Hannaford	USD	1 558	1 555	1 555

United States	EUR	2 670	2 349	2 458
Greece	EUR	214	209	207
Belgium	EUR	186	186	186
Serbia	EUR	50	194	318
Romania	EUR	27	20	20
Bulgaria	EUR	—	1	—
Total	EUR	3 147	2 959	3 189

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

The recoverable amount of each operating entity is determined based on the higher of value in use (“VIU”) and the fair value less cost to sell (“FVLCTS”):

•	The VIU calculations use local currency cash flow projections based on the latest available financial plans approved by management for all CGUs, adjusted to ensure that the CGUs are tested in their current condition, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three- year period are extrapolated to five years.

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

•	The FVLCTS is based on discounted cash flow calculations, in local currencies, using cash flow projections based on the latest available financial plans approved by management for all CGUs, as explained above. Cash flows beyond the three- year period are extrapolated to ten years in line with market participant assumptions. Beyond ten years, perpetual growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. Operating margins are kept in line with longer term market participant assumptions. Delhaize Group uses pre-tax cash flows which are discounted applying a pre-tax rate, being derived from the CGU’s WACC as described above. The FVLCTS represents a Level 3 fair value in the IFRS 13 fair value hierarchy. Earnings multiples paid for similar companies in the market are used to ensure appropriateness of the FVLCTS estimates and overall consistency.

United States

The recoverable amount of Hannaford is determined based on VIU. In 2014, the recoverable amount of Food Lion was determined based on FVLCTS and VIU estimates. The FVLCTS estimate takes into account the new strategy centered around “Easy, Fresh and Affordable,” which the Group started to test in 2013, while the VIU estimate does not consider any cash flows related to this strategy. With the fair value being above the VIU, the fair value represents the recoverable amount, with both values being significantly above the carrying amount. The key assumptions used for the recoverable amount calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount rate
2014:
Food Lion (FVLCTS)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.5%
2013:
Food Lion (FVLCTS)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.6%
2012:
Food Lion (VIU)	2.3%	10.1%
Hannaford (VIU)	2.3%	9.6%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2014 recoverable amount for Food Lion and Hannaford by $363 million and $353 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2014 recoverable amount for Food Lion and Hannaford by $1 029 million and $779 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2014 recoverable amount for Food Lion and Hannaford by $576 million and $460 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount.

In 2013, and as a result of the decision to sell Sweetbay, Harveys and Reid’s, goodwill of €3 million, previously allocated to Food Lion, has been re-allocated to Harveys and transferred to assets held for sale (see Note 5.2).

Europe

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount rate
2014:
Belgium	1.4%	9.3%
Greece	2.3%	11.5%
Romania	2.7%	11.7%
2013:
Belgium	2.3%	11.3%
Greece	2.3%	12.9%
Romania	2.5%	12.1%
2012:
Belgium	2.4%	9.9%
Greece	1.6%	14.4%
Romania	2.3%	11.7%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2014 recoverable amount for Belgium, Greece and Romania by €129 million, €59 million and €20 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2014 recoverable amount for Belgium, Greece and Romania by €287 million, €146 million and €49 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2014 recoverable amount for Belgium, Greece and Romania by €167 million, €116 million and €44 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the recoverable amount.

Considering the expected longer term growth of the relatively young operations in Serbia, the recoverable amount is determined based on FVLCTS estimates.

•	In 2012, Delhaize Group impaired 100% of the then recognized goodwill related to Bulgaria, Bosnia and Herzegovina and Montenegro and recognized a €85 million impairment loss with respect to the Serbian goodwill.

•	During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, Delhaize Group performed an impairment review of its Serbian goodwill and recognized an additional impairment loss of €124 million.

•	During 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. During the second quarter, the country was further hit by a devastating flooding, which further negatively impacted the economy. At the same time, competition further strengthened in the retail market. Due to this, the Group reconsidered its estimates and forecasts in connection with its Serbian business and concluded that the before said had a negative short-term impact on the cash flow projections of Delhaize Serbia, providing goodwill impairment indicators. Consequently, Delhaize Group updated its impairment review of its Serbian goodwill and recognized impairment charges of a total amount of €138 million.

The key assumptions used and the recognized impairment losses in the various years were as follows:

	Perpetual Growth Rate	Pre-tax Discount Rate	Impairment Loss Recognized (in millions)
2014:
Serbia	3.0%	15.1%	EUR	138
2013:
Serbia	2.8%	15.1%	EUR	124
2012:
Serbia	3.7%	14.6%	EUR	85
Bosnia and Herzegovina	2.7%	10.7%	EUR	26
Bulgaria	2.3%	16.1%	EUR	15
Montenegro	3.4%	14.1%	EUR	10
Total			EUR	136

For the annual goodwill impairment testing of Delhaize Serbia, Delhaize Group applied a 3.2% perpetual growth rate and a 15.2% pre-tax discount rate, which did not result in any further impairment. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the recoverable amount Serbia by €9 million and result in the carrying amount exceeding the recoverable amount by €2 million. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the recoverable amount by €41 million and result in the carrying amount exceeding the recoverable amount by €33 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would decrease the recoverable amount by €48 million and result in the carrying amount exceeding the recoverable amount by €40 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the recoverable amount by €35 million and result in the carrying amount exceeding the recoverable amount by €28 million.

Impairment losses are recognized in profit or loss in “Other operating expenses” (see Note 28).

In 2012, and as a result of the decision to sell the Group’s Albanian operations (see Note 5.2), relating goodwill has been fully impaired to reflect the measurement of Albania at FVLCTS. The remeasurement loss is included in “Result from discontinued operations (net of tax)” (see Note 5.3).

7.	INTANGIBLE ASSETS

Intangible assets consist primarily of trade names, customer relationships, purchased and internally developed software, favorable lease rights, prescription files and other licenses. Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their FVLCTS (Level 3), with their carrying amount. The recoverable amount is estimated applying the royalty-relief-method, using revenue projections and discount rates of each operating entity consistent with the assumptions applied as part of the annual goodwill impairment testing (see Note 6). The Group applied estimated royalty rates of 0.45% and 0.70% for Food Lion and Hannaford, respectively, and 0.62% (Tempo) and 1.41% (Maxi) for Serbia, depending on the local strength of each brand.

During the second quarter of 2014, the Group identified impairment indicators with respect to its Serbian operations and updated its impairment review of its Serbian trade names, recognizing impairment losses of €10 million. Royalty rates applied range from 0.62% (Tempo) to 1.43% (Maxi).

In 2013, the Group identified impairment indicators with respect to its Serbian and Bulgarian trade names. Royalty rates for the various brands range from 0.54% (Piccadilly) to 1.20% (Maxi). Further, the Group decided to retire its Mini Maxi and Piccadilly Express brands and to convert these stores into a new format and therefore fully impaired these trade names. The above resulted in the recognition of impairment losses of €67 million and €4 million for Serbia and Bulgaria, respectively. As part of the disposal of Harveys (see Note 5.2), $5 million (€4 million) were reclassified from the CGU Food Lion to assets held for sale.

During 2012 the Group fully impaired the Albanian trade name (€3 million), reflecting the measurement of the disposal group in accordance with IFRS 5, and included this impairment in “Result from discontinued operations (net of tax)” (see Note 5.3). Further, the Group recognized impairment losses in connection with the Piccadilly brands in Bulgaria (part of the “Southeastern Europe” segment) for €15 million, reflecting the Group’s revised expectations on market conditions.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2014	519	290	359	122	55	1 345
Additions	—	43	23	—	12	78
Sales and disposals	—	—	(2)	(4)	(3)	(9)
Acquisitions through business combinations	—	—	—	1	1	2
Transfers (to) from other accounts	—	2	9	—	(10)	1
Classified as held for sale	(29)	—	(1)	—	(1)	(31)
Currency translation effect	38	13	37	15	6	109
Cost at December 31, 2014	528	348	425	134	60	1 495
Accumulated amortization at January 1, 2014	—	(171)	(242)	(86)	(27)	(526)
Accumulated impairment at January 1, 2014	(85)	—	—	—	(2)	(87)
Amortization expense	—	(35)	(43)	(7)	(4)	(89)
Impairment losses	(10)	—	—	—	—	(10)
Sales and disposals	—	—	2	4	3	9
Classified as held for sale	19	—	—	—	1	20
Currency translation effect	4	(11)	(26)	(12)	(4)	(49)
Accumulated amortization at December 31, 2014	—	(217)	(309)	(100)	(32)	(658)
Accumulated impairment at December 31, 2014	(72)	—	—	(1)	(1)	(74)

Net carrying amount at December 31, 2014	456	131	116	33	27	763

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2013	575	271	321	154	63	1 384
Additions	—	36	32	—	11	79
Sales and disposals	—	(1)	(2)	(16)	(3)	(22)
Transfers (to) from other accounts	—	(12)	21	—	(8)	1
Classified as held for sale	(38)	—	(1)	(10)	(6)	(55)
Currency translation effect	(18)	(4)	(12)	(6)	(2)	(42)
Cost at December 31, 2013	519	290	359	122	55	1 345
Accumulated amortization at January 1, 2013	—	(142)	(211)	(102)	(28)	(483)
Accumulated impairment at January 1, 2013	(51)	—	—	—	(2)	(53)
Amortization expense	—	(33)	(41)	(9)	(4)	(87)
Impairment losses	(71)	—	—	—	(1)	(72)
Sales and disposals	—	—	2	15	1	18
Transfers to (from) other accounts	—	—	(1)	(1)	2	—
Classified as held for sale	34	—	1	7	3	45
Currency translation effect	3	4	8	4	—	19
Accumulated amortization at December 31, 2013	—	(171)	(242)	(86)	(27)	(526)
Accumulated impairment at December 31, 2013	(85)	—	—	—	(2)	(87)

Net carrying amount at December 31, 2013	434	119	117	36	26	732

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2012	599	222	281	170	65	1 337
Additions	—	71	17	—	4	92
Sales and disposals	—	—	(2)	(12)	(4)	(18)
Transfers (to) from other accounts	—	(20)	30	—	—	10
Classified as held for sale	(3)	—	—	—	—	(3)
Currency translation effect	(21)	(2)	(5)	(4)	(2)	(34)
Cost at December 31, 2012	575	271	321	154	63	1 384
Accumulated amortization at January 1, 2012	—	(116)	(171)	(105)	(30)	(422)
Accumulated impairment at January 1, 2012	(36)	—	—	—	(1)	(37)
Amortization expense	—	(27)	(36)	(11)	(3)	(77)
Impairment losses	(15)	—	—	—	(2)	(17)
Sales and disposals	—	—	1	12	4	17
Transfers to (from) other accounts	—	—	(8)	—	—	(8)
Currency translation effect	—	1	3	2	2	8
Accumulated amortization at December 31, 2012	—	(142)	(211)	(102)	(28)	(483)
Accumulated impairment at December 31, 2012	(51)	—	—	—	(2)	(53)

Net carrying amount at December 31, 2012	524	129	110	52	33	848

Trade name assets are allocated to the following cash generating units:

(in millions of €)	December 31,
	2014	2013	2012
Food Lion	208	184	196
Hannaford	178	156	163

Delhaize America	386	340	359
Serbia	70	84	151
Bulgaria	—	10	14

SEE	70	94	165

Total	456	434	524

Amortization expenses are mainly charged to selling, general and administrative expenses.

8.	Property, Plant and Equipment

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2014	2 579	1 732	3 269	61	716	8 357
Additions	79	55	240	152	37	563
Sales and disposals	(51)	(21)	(188)	—	(26)	(286)
Acquisitions through business combinations	2	—	2	—	—	4
Transfers (to) from other accounts	86	51	34	(170)	1	2
Currency translation effect	158	158	289	1	83	689
Classified as held for sale	(129)	(77)	(75)	(1)	(53)	(335)
Cost at December 31, 2014	2 724	1 898	3 571	43	758	8 994
Accumulated depreciation at January 1, 2014	(837)	(1 084)	(2 022)	—	(371)	(4 314)
Accumulated impairment at January 1, 2014	(20)	(10)	(36)	(1)	(3)	(70)
Depreciation expense	(90)	(119)	(250)	—	(41)	(500)
Impairment losses	(9)	(3)	(14)	—	—	(26)
Sales and disposals	33	20	170	—	24	247
Transfers to (from) other accounts	(2)	—	1	—	(1)	(2)
Currency translation effect	(71)	(112)	(196)	1	(47)	(425)
Classified as held for sale	28	27	42	—	14	111
Accumulated depreciation at December 31, 2014	(949)	(1 273)	(2 277)	—	(422)	(4 921)
Accumulated impairment at December 31, 2014	(19)	(8)	(28)	—	(3)	(58)

Net carrying amount at December 31, 2014	1 756	617	1 266	43	333	4 015

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2013	2 586	1 914	3 602	42	856	9 000
Additions	76	71	216	123	12	498
Sales and disposals	(17)	(88)	(232)	—	(39)	(376)
Acquisitions through business combinations	—	2	3	—	—	5
Transfers (to) from other accounts	43	26	20	(103)	(20)	(34)
Currency translation effect	(61)	(58)	(109)	(1)	(31)	(260)
Classified as held for sale	(48)	(135)	(231)	—	(62)	(476)
Cost at December 31, 2013	2 579	1 732	3 269	61	716	8 357
Accumulated depreciation at January 1, 2013	(800)	(1 156)	(2 194)	—	(407)	(4 557)
Accumulated impairment at January 1, 2013	(26)	(29)	(53)	(1)	(20)	(129)
Depreciation expense	(88)	(122)	(255)	—	(43)	(508)
Impairment losses	(2)	(5)	(7)	—	(3)	(17)
Sales and disposals	15	86	213	—	39	353
Transfers to (from) other accounts	—	1	4	—	18	23
Currency translation effect	24	39	73	—	16	152
Classified as held for sale	20	92	161	—	26	299
Accumulated depreciation at December 31, 2013	(837)	(1 084)	(2 022)	—	(371)	(4 314)
Accumulated impairment at December 31, 2013	(20)	(10)	(36)	(1)	(3)	(70)

Net carrying amount at December 31, 2013	1 722	638	1 211	60	342	3 973

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2012	2 530	1 897	3 612	86	969	9 094
Additions	94	100	244	145	14	597
Sales and disposals	(21)	(110)	(228)	(4)	(26)	(389)
Acquisitions through business combinations	3	—	1	—	—	4
Transfers (to) from other accounts	29	56	40	(185)	(87)	(147)
Currency translation effect	(48)	(28)	(55)	—	(14)	(145)
Classified as held for sale	(1)	(1)	(12)	—	—	(14)
Cost at December 31, 2012	2 586	1 914	3 602	42	856	9 000
Accumulated depreciation at January 1, 2012	(735)	(1 123)	(2 109)	—	(422)	(4 389)
Accumulated impairment at January 1, 2012	(18)	(34)	(62)	—	(56)	(170)
Depreciation expense	(93)	(132)	(292)	—	(50)	(567)
Impairment losses	(15)	(23)	(36)	(1)	(12)	(87)
Sales and disposals	14	109	209	—	25	357
Transfers to (from) other accounts	10	1	4	—	79	94
Currency translation effect	11	17	34	—	9	71
Classified as held for sale	—	—	5	—	—	5
Accumulated depreciation at December 31, 2012	(800)	(1 156)	(2 194)	—	(407)	(4 557)
Accumulated impairment at December 31, 2012	(26)	(29)	(53)	(1)	(20)	(129)

Net carrying amount at December 31, 2012	1 760	729	1 355	41	429	4 314

During 2014, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €224 million as a result of the disposal of the banner Bottom Dollar Food, a Sweetbay distribution center (total of €205 million at Delhaize America), Delhaize Bosnia and Herzegovina (€11 million) and the Bulgarian operations (€8 million).

During 2013, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €177 million, of which €161 million related to the planned disposal of Sweetbay, Harveys and Reid’s and €16 million to the disposal of Delhaize Montenegro (see Note 5).

In 2014, the Group reclassified property, plant and equipment to investment property for €0 million (see Note 9; 2013 and 2012, €2 million and €44 million, respectively). In accordance with the Group’s policy, closed stores held under finance lease agreements are reclassified to investment property.

Property, plant and equipment can be summarized by reportable segment as follows:

(in millions of €)	December 31,
	2014	2013	2012
United States	2 120	2 129	2 510
Belgium	848	841	828
Southeastern Europe	1 037	994	966
Corporate	10	9	10

Total property, plant and equipment	4 015	3 973	4 314

Depreciation expense is included in the following line items of the income statement:

(in millions of €)	2014	2013	2012
Cost of sales	60	56	57
Selling, general and administrative expenses	424	415	446
Depreciation from discontinued operations	16	37	64

Total depreciation	500	508	567

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

The impairment charges can be summarized by property, plant and equipment categories as follows:

(in millions of €)		December 31,
	Note	2014	2013	2012
Land and buildings		9	2	15
Leasehold improvements		3	5	23
Furniture, fixtures, equipment and vehicles		14	7	36
Construction in progress		—	—	1
Property under finance leases		—	3	12

Total		26	17	87
Recognized in :
Other operating expenses	28	16	8	16
Result from discontinued operations		10	9	71

In 2014, the Group recorded €7 million impairment losses on 2 of its incumbent distribution centers at Delhaize Serbia and €8 million on equipment that is idle following the sale of Bottom Dollar Food (the latter recorded in “Result from discontinued operations”).

In 2012, the Group recognized impairment losses of €87 million related to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the impairment of 6 stores in Belgium (€5 million).

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2014 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	233	501	627	—	1 361
Belgium	151	38	234	457	880
Southeastern Europe	338	—	703	64	1 105

Total	722	539	1 564	521	3 346

9.	Investment Property

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

(in millions of €)	2014	2013	2012
Cost at January 1	252	250	137
Additions	2	—	6
Sales and disposals	(41)	(22)	(29)
Transfers (to) from other accounts	(4)	33	142
Currency translation effect	23	(9)	(6)
Classified as held for sale	(6)	—	—
Cost at December 31	226	252	250
Accumulated depreciation and impairment at January 1	(152)	(134)	(54)
Depreciation expense	(4)	(4)	(4)
Impairment losses	(2)	(6)	(14)
Sales and disposals	28	17	26
Transfers to (from) other accounts	—	(31)	(91)
Currency translation effect	(14)	6	3
Classified as held for sale	2	—	—
Accumulated depreciation and impairment at December 31	(142)	(152)	(134)

Net carrying amount at December 31	84	100	116

In 2012, a net book value of €51 million was transferred to investment property from (i) property, plant and equipment (€44 million) primarily as a result of the store portfolio review and (ii) assets held for sale in Serbia (€7 million). Due to a weakening real estate market and the deteriorating state of the property for sale, making a sale within the foreseeable future unlikely, certain properties were reclassified into investment property.

At December 31, 2014, 2013 and 2012, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €120 million, €132 million and €146 million at December 31, 2014, 2013 and 2012, respectively. Level 2 fair values were estimated using third party appraisals and signed, non-binding purchase and sales agreements. Level 3 fair values were predominantly established applying an income approach. The entity did not change the valuation technique applied during the reporting period. The main inputs to the valuation model are current market rents, estimated market rental value (EMRV), term yield and reversionary yield. Independent external or internal valuers supporting the fair value estimates have the necessary recognized and relevant professional qualification.

The fair value of the investment properties has been categorized as follows:

	December 31, 2014
	Carrying amount at amortized cost	Fair value
(in millions of €)		Total	Level 2	Level 3
United States	66	97	61	36
Southeastern Europe	18	23	—	23

Total investment property	84	120	61	59

Rental income from investment property recorded in other operating income was €6 million for 2014, €6 million for 2013 and €7 million for 2012. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €4 million in 2014, €4 million in 2013 and €6 million in 2012. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses, were €1 million in 2014, €6 million in 2013 and €4 million in 2012.

10.	CATEGORIZATION AND OFFSETTING OF FINANCIAL INSTRUMENTS

10.1	Categorization

Financial Assets by Class and Measurement Category

(in millions of €)	December 31, 2014
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	9	—	—	9
Current
Receivables	14	623	—	—	—	623
Investments in securities	11	—	—	—	149	149
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	2	—	—	2
Cash and cash equivalents	15	1 600	—	—	—	1 600

Total financial assets		2 262	11	—	157	2 430

(in millions of €)	December 31, 2013
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	1	—	—	1
Current
Receivables	14	618	—	—	—	618
Investments in securities	11	—	—	—	126	126
Other financial assets	12	25	—	—	—	25
Derivative instruments	19	—	40	—	—	40
Cash and cash equivalents	15	1 149	—	—	—	1 149

Total financial assets		1 813	41	—	134	1 988

(in millions of €)	December 31, 2012
	Financial assets measured at amortized cost		Financial assets measured at fair value
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	11	11
Other financial assets	12	19	—	—	—	19
Derivative instruments	19	—	61	—	—	61
Current
Receivables	14	632	—	—	—	632
Investments in securities	11	—	—	—	93	93
Cash and cash equivalents	15	920	—	—	—	920

Total financial assets		1 571	61	—	104	1 736

Financial Assets measured at fair value by Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires, for financial instruments that are measured in the balance sheet at fair value the disclosure of fair value measurements by level of fair value measurement hierarchy. For financial instruments not measured at fair value, the disclosure of their fair value and the fair value measurement level is necessary. The fair value measurements have to be categorized by the following level of fair value measurement hierarchy:

•	Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

•	Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in Level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in Level 3.

December 31, 2014
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	—	—	8
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	149	—	—	149
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		157	11	—	168

December 31, 2013
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	—	—	8
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	126	—	—	126
Derivatives - through profit or loss	19	—	40	—	40
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		134	41	—	175

December 31, 2012
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	3	—	11
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		101	64	—	165

No transfers between the different fair value hierarchy levels took place in 2014, 2013 and 2012.

Financial Liabilities by Class and Measurement Category

	December 31, 2014
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	460	1 741	2 201
Obligations under finance leases	18.3	—	—	—	475	475
Derivative instruments	19	26	—	—	—	26
Current
Long-term debt - current portion	18.1	—	—	—	1	1
Obligations under finance leases	18.3	—	—	—	69	69
Accounts payable		—	—	—	2 112	2 112

Total financial liabilities		26	—	460	4 398	4 884

	December 31, 2013
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	311	1 700	2 011
Obligations under finance leases	18.3	—	—	—	496	496
Derivative instruments	19	8	—	—	—	8
Current
Long-term debt - current portion	18.1	—	—	219	9	228
Obligations under finance leases	18.3	—	—	—	59	59
Derivative instruments	19	3	—	—	—	3
Bank overdrafts		—	—	—	4	4
Accounts payable		—	—	—	1 993	1 993

Total financial liabilities		11	—	530	4 261	4 802

	December 31, 2012
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	561	1 752	2 313
Obligations under finance leases	18.3	—	—	—	612	612
Derivative instruments	19	10	—	—	—	10
Current
Long-term debt - current portion	18.1	—	—	—	156	156
Obligations under finance leases	18.3	—	—	—	62	62
Derivative instruments	19	4	—	—	—	4
Accounts payable		—	—	—	1 869	1 869

Total financial liabilities		14	—	561	4 451	5 026

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2014
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	26	—	26
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	26	—	26

December 31, 2013
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	8	—	8
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	11	—	11

December 31, 2012
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	10	—	10
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	4	—	4
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	14	—	14

During 2014, 2013 and 2012, no transfers between the different fair value hierarchy levels took place.

Valuation techniques

The available for sale – through equity instruments are mainly categorized as Level 1, when the fair value of these instruments is determined based on their quoted prices in active markets. When the market is not active, the fair value of these instruments is determined based on market approach valuation techniques and the Group uses prices and other relevant information generated by market transactions involving identical or comparable assets.

The derivative financial instruments contracted by the Group are used for hedging purposes to manage its exposure to various financial risks (see Note 19) and they are over-the-counter derivatives (interest rate, currency swaps and foreign exchange forwards) that are not traded in active markets. The fair value of these instruments is determined with present value calculations, using as inputs, besides others, foreign exchange spot rates, interest rate curves or implicit forward rate curves of the underlying. The contractual arrangements of these instruments also include cash collateral (pledged or received) that are payable / receivable if the value of a derivate exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and the Group’s own non-performance risk on the value of the instrument.

10.2	Offsetting of Financial Instruments

The Group has several financial assets and financial liabilities that are subject to offsetting or enforceable master netting arrangements and similar agreements.

Cash Pool

The Group has implemented a cash pool system, allowing a more efficient management of the daily working capital needs of the participating operating entities. The settlement mechanism of the cash pool is provided by an external financial counterparty. The cash pool system provides that the Group is exposed to a single net amount with that financial counterparty rather than the gross amount of several current accounts and bank overdraft balances with multiple financial counterparties. Settlement on a net basis is intended by both parties and an actual netting is performed recurrently. The right to offset is enforceable in all circumstances, meeting the offsetting criteria and as a result only a net position is presented in the balance sheet.

Offsetting of trade receivables and accounts payables

When local legislations allow and the economic environment requires it, commercial contracts with non-financial counterparties include clauses and terms that provide the legal enforceable right to offset in all circumstances outstanding balances between the parties. The parties intend to settle on a net basis and actual netting is performed recurrently. In Greece, the Group aims to have such terms with most of its suppliers, in order to reduce the liquidity risk. In 2014, the Group started to revise its general agreement with its Serbian suppliers, implementing offsetting conditions in the agreements between the parties. As in both countries the offsetting criteria are met, balances with these suppliers have been presented as such in the consolidated financial statements.

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

	December 31, 2014
	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
(in millions of €)				Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current
Derivative financial assets	9	—	9	4	—	5
Current
Derivative financial assets	2	—	2	1	—	1
Receivables	52	52	—	—	—	—
Cash and cash equivalents	327	298	29	—	—	29

Total	390	350	40	5	—	35

Non-Current
Derivative financial liabilities	26	—	26	5	—	21
Current
Accounts payable	542	52	490	—	—	490
Bank overdrafts	298	298	—	—	—	—

Total	866	350	516	5	—	511

	December 31, 2013
		Financial instruments that	Net amounts	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
(in millions of €)	Gross amounts in the balance sheet	are offset in the balance sheet	presented in the balance sheet	Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current
Derivative financial assets	1	—	1	1	—	—
Current
Derivative financial assets	40	—	40	—	—	40
Receivables	41	41	—	—	—	—
Cash and cash equivalents	470	451	19	—	—	19

Total	552	492	60	1	—	59
Non-Current
Derivative financial liabilities	8	—	8	1	—	7
Current
Derivative financial liabilities	3	—	3	—	—	3
Accounts payable	421	41	380	—	—	380
Bank overdrafts	451	451	—	—	—	—

Total	883	492	391	1	—	390

	December 31, 2012
		Financial instruments that	Net amounts	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
(in millions of €)	Gross amounts in the balance sheet	are offset in the balance sheet	presented in the balance sheet	Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current
Derivative financial assets	61	—	61	7	—	54
Current
Receivables	107	107	—	—	—	—
Cash and cash equivalents	355	229	126	—	—	126

Total	523	336	187	7	—	180
Non-Current
Derivative financial liabilities	10	—	10	7	—	3
Current
Derivative financial liabilities	4	—	4	—	—	4
Accounts payable	450	107	343	—	—	343
Bank overdrafts	229	229	—	—	—	—

Total	693	336	357	7	—	350

11.	INVESTMENTS IN SECURITIES

Investments in securities contain investments in debt and equity securities, which are held as available for sale. Securities are included in current assets, except for debt securities with maturities of more than 12 months from the balance sheet date, which are classified as non-current assets. The carrying amounts of the available for sale financial assets are as follows:

	December 31,
(in millions of €)	2014	2013	2012
Non-current	8	8	11
Current	149	126	93

Total	157	134	104

At December 31, 2014, the Group’s non-current investments in debt securities were €8 million, primarily held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions)	2015	2016	2017	Total
Cash flows in USD	1	9	—	10
Cash flows translated into EUR	1	7	—	8

Delhaize Group further holds some minor non-current investments in money market and investment funds in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2014, the Group’s current investments in securities were €149 million and consisted primarily of investment funds that are entirely invested in U.S. Treasuries. These investments are predominantly held by the Group’s captive reinsurance company, covering the Group’s self-insurance exposure (see Note 20.2).

Investments in securities are classified as available for sale and measured at fair value through OCI (see Note 2.3). The fair value level hierarchy and valuation technique used in measuring these instruments are disclosed in Note 10.1.

The Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2014, 2013 and 2012, none of the investments in securities were either past due or impaired.

12.	OTHER FINANCIAL ASSETS

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collaterals for derivatives and term deposits, and are carried at amortized cost (see also Note 10.1), less any impairment. The carrying value of other financial assets approximates the fair value and represents the maximum credit risk.

	December 31,
(in millions of €)	2014	2013	2012
Non-current	21	21	19
Current	18	25	—

Total	39	46	19

13.	INVENTORIES

Inventories predominantly represent goods for resale. In 2014, 2013 and 2012, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and to ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14.	RECEIVABLES

(in millions of €)	2014	2013	2012
Trade receivables	640	628	628
Trade receivables - bad debt allowance	(41)	(36)	(31)
Other receivables	24	26	35

Total current receivables	623	618	632

The aging of the current receivables is as follows:

	December 31, 2014
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	478	93	39	30
Trade receivables - bad debt allowance	(41)	(8)	(6)	(7)	(20)
Other receivables	24	14	7	1	2

Total	623	484	94	33	12

	December 31, 2013
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	628	455	107	38	28
Trade receivables - bad debt allowance	(36)	(6)	(5)	(7)	(18)
Other receivables	26	19	4	2	1

Total	618	468	106	33	11

	December 31, 2012
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	628	431	123	43	31
Trade receivables - bad debt allowance	(31)	(3)	(7)	(4)	(17)
Other receivables	35	25	7	2	1

Total	632	453	123	41	15

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus insurance coverage, if any. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group’s large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables approximate their (net) carrying values.

The movement of the bad debt allowance account was as follows:

(in millions of €)	2014	2013	2012
Bad debt allowance as of January 1	36	31	36
Addition (recognized in profit or loss)	8	15	3
Usage	(3)	(10)	(8)

Bad debt allowance at December 31	41	36	31

15.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows:

(in millions of €)	2014	2013	2012
Deposits with original maturity of three months or less	965	711	491
Cash at banks	562	363	347
Cash on hand	73	75	82

Cash and cash equivalents at December 31	1 600	1 149	920

Supplemental cash flow information:

(in millions of €)	2014	2013	2012
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	37	12	14
Finance lease obligations terminated for store properties and equipment	7	6	24

16.	EQUITY

Issued capital

There were 102 819 053, 102 449 570 and 101 921 498 Delhaize Group ordinary shares issued and fully paid at December 31, 2014, 2013 and 2012, respectively (par value of €0.50), of which 1 115 094, 1 200 943 and 1 044 135 ordinary shares were held in treasury at December 31, 2014, 2013 and 2012, respectively. Delhaize Group’s ordinary shares may be in either dematerialized or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

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

In 2014, Delhaize Group SA issued 369 483 shares of common stock (2013: 528 072; 2012: 29 308) for €14 million (2013: €16 million; 2012: €1 million), net of €5 million (2013: €8 million; 2012: insignificant) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in €, except number of shares)	Capital	Share Premium (Belgian GAAP)(1)	Number of Shares
Capital on January 1, 2012	50 946 095	2 796 483 909	101 892 190
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	14 654	1 171 837	29 308
Capital on December 31, 2012	50 960 749	2 797 655 746	101 921 498
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	264 036	23 899 236	528 072
Capital on December 31, 2013	51 224 785	2 821 554 982	102 449 570
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	184 742	18 899 664	369 483
Capital on December 31, 2014	51 409 527	2 840 454 646	102 819 053

(1)	Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in €, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012	10 189 218	5 094 609
August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(300 000)	(150 000)
May 29, 2013 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(368 139)	(184 070)
November 12, 2013 - Issuance of 89 069 warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan, of which 77 832 were cancelled on December 23, 2013	(11 237)	(5 618)
Balance of remaining authorized capital as of December 31, 2014	9 509 842	4 754 921

Share Premium

Share premium is used to recognize the value of equity-settled share-based payments provided to associates as part of their remuneration (see Note 21.3), treasury shares sold upon the exercise of employee stock options and related tax effects.

Treasury Shares

In 2011, at an Ordinary and Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. The authorization is granted for five years. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In 2004, the Board of Directors approved the repurchase of up to €200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the share-based compensation plans that Delhaize Group offers to its employees. No time limit has been set for these repurchases. In 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

During 2011, Delhaize Group acquired call options on its own shares, which qualified as equity instruments, in order to hedge the exposure arising from the possible future exercise of stock options granted to employees of its non-U.S. operating companies. A first tranche expired in 2013 and the second and third tranche will expire in May 2015 and 2016. These options are automatically exercised under certain conditions by a credit institution on behalf of Delhaize Group. As a result of such automatic exercise, Delhaize Group SA acquired 190 139 Delhaize Group shares during 2014, for an aggregate amount of €10 million, representing approximately 0.18% of Delhaize Group’s shares. Delhaize Group also transferred 225 643 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC repurchased no Delhaize Group ADRs in 2014 and transferred 50 345 shares to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

Since the authorization of the Board in 2011, Delhaize Group SA and its affiliates acquired 804 063 Delhaize Group shares for an aggregate amount €37 million. As a consequence, at the end of 2014, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up €63 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2014, Delhaize Group owned 1 115 094 treasury shares (including ADRs), of which 924 955 were acquired prior to 2014, representing approximately 1.08% of the Delhaize Group shares.

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

Retained Earnings

In 2014, retained earnings decreased by €69 million, representing (i) the profit attributable to owners of the parent (€89 million), and (ii) the dividend declared and paid in 2014 (€158 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2014, 2013 and 2012, Delhaize Group’s legal reserve amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary Shareholders Meeting must approve such dividends.

Other Reserves

	December 31,
(in millions of €)	2014	2013	2012
Discontinued cash flow hedge reserve:
Gross	(15)	(13)	(15)
Tax effect	6	5	6
Available for sale reserve:
Gross	(3)	(6)	—
Tax effect	—	1	—
Remeasurement of defined benefit liability reserve:
Gross	(86)	(65)	(78)
Tax effect	30	23	28

Total other reserves	(68)	(55)	(59)

•	Discontinued cash flow hedge reserve: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments.

•	Cash flow hedge reserve: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). The cumulative gain or loss will be reclassified to profit or loss when the hedged transaction affects profit or loss or is included as a basis adjustment to a non-financial hedged item. Currently, the Group has no cash flow hedge relationships in place.

•	Available for sale reserve: The Group recognizes in this reserve unrealized fair value changes on financial assets classified as available for sale.

•	Remeasurement of defined benefit liability reserve: Remeasurements comprise (i) actuarial gains and losses, (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset) and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). They are recognized immediately in OCI in the period in which they occur (see Note 21.1) and never reclassified into profit or loss. The reserve includes an insignificant amount in relation to the Group’s equity accounted joint venture.

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar and the Serbian dinar to the euro. Exchange differences previously accumulated are reclassified to profit or loss on the disposal of the foreign operation.

Non-controlling Interests

Non-controlling interests represent third party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group. These non-controlling interests are held by the Southeastern Europe segment and amounted to €6 million at the end of 2014 (2013: €5 million; 2012: €2 million).

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, among other things, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group’s new dividend policy, as adopted by the Board of Directors in March 2014, is to pay out approximately 35% of the group share in underlying net profit from continued operations.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net debt to equity” ratio.

17.	DIVIDENDS

On May 22, 2014, the shareholders approved the payment of a gross dividend of €1.56 per share (€1.17 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €160 million (including the dividend on treasury shares). On May 24, 2013, the shareholders approved the payment of a gross dividend of €1.40 per share (€1.05 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €143 million.

With respect to the financial year 2014, the Board of Directors proposes a gross dividend of €1.60 per share to be paid to owners of ordinary shares against coupon no. 53 on June 4, 2015. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 28, 2015 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2014 dividend, based on the number of shares issued at March 4, 2015, is €165 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 and 2012 Stock Incentive Plans, the Group may have to issue new ordinary shares, to which payment in 2015 of the 2014 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary Shareholders’ Meeting of May 28, 2015. The Board of Directors will communicate at this Ordinary Shareholders’ Meeting the aggregate number of shares entitled to the 2014 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2014 will be modified accordingly.

The maximum number of shares which could be issued between March 4, 2015, and May 28, 2015, assuming that all vested warrants were to be exercised, is 1 935 730. This would result in an increase in the total amount to be distributed as dividends to a total of €3 million. Total outstanding non-vested warrants at March 4, 2015 amounted to 198 746, representing a maximum additional dividend to be distributed of less than €1 million.

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

The carrying values (in Euro) of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and including fair value hedge accounting adjustments were as follows:

	Nominal Interest		Nominal Amount in local			December 31,
(in millions)	Rate	Maturity	currency (5)		Currency	2014	2013	2012
Senior notes, unsecured	5.70%	2040	827	(6)	USD	481	421	438
Debentures, unsecured	9.00%	2031	271		USD	222	195	204
Notes, unsecured	8.05%	2027	71		USD	57	50	52
Senior fixed rate bonds (1)	3.125%	2020	400		EUR	402	396	397
Senior notes (1)	4.125%	2019	300		USD	245	212	232
Retail bond, unsecured (4)	4.25%	2018	400		EUR	400	400	400
Bonds, unsecured	6.50%	2017	450		USD	370	325	339
Senior notes	7.06%	2016	9		USD	7	6	6
Mortgages payable	8.25%	2016	1		USD	—	1	1
Notes, unsecured (1)	5.625%	2014	—		EUR	—	219	229
Senior notes, unsecured (1)	5.875%	2014(3)	—		USD	—	—	75
Other debt	4.58% to 7%	2014 to 2031	21		USD	18	14	15
Bonds, unsecured (2)	5.10%	2013	—		EUR	—	—	80
Bank borrowings			—		EUR	—	—	1

Total non-subordinated borrowings						2 202	2 239	2 469
Less current portion						(1)	(228)	(156)

Total non-subordinated borrowings, non-current						2 201	2 011	2 313

(1)	Notes are part of hedging relationship (see Note 19) and refinancing transactions that took place in 2012 (see below).
(2)	Bonds issued by Delhaize Group’s Greek subsidiary Alfa Beta.
(3)	Redeemed in 2013 (see below).
(4)	Debt is part of partial hedging relationships (see Note 19).
(5)	Nominal amounts outstanding at December 31, 2014.
(6)	Includes the non-cash premium granted as part of a debt exchange in 2010, being amortized over the remaining term of the notes.

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 5.1%, 4.2% and 4.4 % at December 31, 2014, 2013 and 2012, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2014, 2013 and 2012.

Refinancing of Long-term Debts

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

The net proceeds of the issuance were primarily used to fund the following tender offers:

•	In 2012, Delhaize Group completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.

•	Simultaneously, the Group also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding for which Delhaize Group exercised its right to redeem these remaining outstanding notes (completed in 2013, including redemption of the underlying cross-currency swap and without any material impact on the 2013 profit or loss).

These refinancing transactions did not qualify as a debt modification and resulted in the derecognition of existing notes and recognition of new notes (see also Note 29.1).

Both the €400 million and $300 million notes issued in 2012 contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of their aggregated principal amount plus accrued and unpaid interest thereon, if any, upon the occurrence of both (i) a change in control and (ii) a downgrade of the rating of the notes by the rating agencies Moody’s and Standard & Poor’s within 60 days of Delhaize Group´s public announcement of the occurrence of the change of control.

Issuance of new Long-term Debts

During 2014 and 2013, Delhaize Group did not issue any long-term debts.

Repayment of Long-term Debts

In 2014, Delhaize Group repaid the outstanding €215 million of its 5.625% senior notes and unwound the corresponding cross-currency hedge instrument (see Note 19).

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

As of December 31, 2014, 2013 and 2012, the aggregate principal amounts of the notes outstanding were respectively $9 million (€7 million), $8 million (€6 million) and $8 million (€6 million). At December 31, 2014, 2013 and 2012, restricted securities of $10 million (€8 million), $10 million (€7 million) and $11 million (€8 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group’s long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,
(in millions of €)	2014	2013	2012
U.S. Dollar	1 400	1 224	1 362
Euro	802	1 015	1 107

Total	2 202	2 239	2 469

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principal of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of $)	2015	2016	2017	2018	2019	Thereafter	Fair Value
Fixed rates
Senior Notes due 2016	—	9	—	—	—	—	10
Interest due	1	—	—	—	—	—	—
Bonds due 2017	—	—	450	—	—	—	497
Interest due	29	29	15	—	—	—	—
Senior notes due 2019	—	—	—	—	300	—	314
Interest due	12	12	12	12	6	—	—
Notes due 2027	—	—	—	—	—	71	89
Interest due	6	6	6	6	6	43	—
Debentures due 2031	—	—	—	—	—	271	367
Interest due	24	24	24	24	24	281	—
Senior notes due 2040	—	—	—	—	—	827	878
Interest due	47	47	47	47	47	990	—
Mortgage payable	—	1	—	—	—	—	1
Interest due	—	—	—	—	—	—	—
Other debt	1	—	1	—	—	19	22
Interest due	1	1	1	1	1	8	—

Total $ cash flows	121	129	556	90	384	2 510	2 178
Total cash flows translated in millions of €	100	106	457	74	316	2 067	1 793

(in millions of €)	2015	2016	2017	2018	2019	Thereafter	Fair Value
Fixed rates
Retail Bond due 2018	—	—	—	400	—	—	445
Interest due	17	17	17	17	—	—	—
Senior Notes due 2020	—	—	—	—	—	400	442
Interest due	13	13	13	13	13	13

Total € cash flows	30	30	30	430	13	413	887
Total cash flows in €	130	136	487	504	329	2 480	2 680

In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

The fair values of the long-term debt (excluding finance leases, see Note 18.3) for which an active market exists, have been determined using their quoted prices (Level 1). The fair values of long-term debts that are classified as Level 2 (non-public debt or debt for which there is no active market) have been estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

(in millions of €)	Level 1	Level 2	Total
Fair value hierarchy of long-term debt	2 580	100	2 680

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was €25 million at December 31, 2014, €22 million at December 31, 2013 and €23 million at December 31, 2012.

At December 31, 2014, 2013 and 2012, €35 million, €35 million and €39 million, respectively, of assets were pledged as collateral for mortgages.

(in millions of €)	2014
Property, Plant and Equipment	9
Investment Property	17
Other	9

Total	35

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

Indentures covering the notes due in 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

At December 31, 2014, 2013 and 2012, Delhaize Group was in compliance with all covenants for long-term debt.

18.2	Short-term Borrowings

Short-term credit facilities

In 2014, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a new €400 million five-year multi-currency, unsecured revolving credit facility agreement (the “€400 million RCF Agreement”), replacing the 2011 €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “€600 million RCF Agreement”).

U.S. Entities

Delhaize America, LLC had no outstanding borrowings under these agreements as of December 31, 2014, 2013 and 2012.

Under the RCF Agreements, Delhaize America, LLC had no average daily borrowings during 2014, none during 2013 and $1 million (€1 million) during 2012. In addition to the RCF Agreement, Delhaize America, LLC had a committed credit facility available until November 2014 to exclusively fund letters of credit of $35 million (€29 million) of which approximately $13 million (€9 million) and $12 million (€9 million) was drawn for issued letters of credit as of December 31, 2013 and 2012, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion. These facilities which are also available to fund letters of credit were $50 million (€41 million) at December 31, 2014. As of December 31, 2014, 2013 and 2012, Delhaize America, LLC had no borrowings outstanding under such arrangements but used $10 million (€8 million) in 2014, none in 2013 and $5 million (€4 million) in 2012 to fund letters of credit.

European Entities

At December 31, 2014, 2013 and 2012, the Group’s European entities together had credit facilities (committed and uncommitted) of €683 million (of which €525 million of committed credit facilities and including the €400 million RCF Agreement, see above), €895 million and €846 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, Delhaize Group had no outstanding short-term bank borrowings at the end of 2014, 2013 and 2012. During 2014, the Group’s European entities had insignificant average daily borrowings at an average interest rate of 9.61%.

An amount of €41 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €29 million was outstanding as of December 31, 2014 (€34 million and €11 million at December 31, 2013 and 2012, respectively).

Debt Covenants for Short-term Borrowings

The €400 million RCF Agreement and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2014, 2013 and 2012, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

18.3	Leases

The classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased asset. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various leased properties are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 45 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments of our continued operations, which were not reduced by expected minimum sublease income of €42 million, due over the term of non-cancellable subleases, as of December 31, 2014:

	Continued operations
(in millions of €)	2015	2016	2017	2018	2019	Thereafter	Total
Finance Leases
Future minimum lease payments	119	101	89	77	69	554	1 009
Less amount representing interest	(50)	(47)	(42)	(7)	(33)	(286)	(465)

Present value of minimum lease payments	69	54	47	70	36	268	544
Of which related to closed store lease obligations	6	6	5	4	4	32	57
Operating Leases
Future minimum lease payments (for non-cancellable leases)	290	239	200	158	115	509	1 511
Of which related to closed store lease obligations	20	18	15	12	8	38	111

Following the closing of Delhaize Group’s agreed sales of Sweetbay, Harveys and Reid’s and the planned sale of Bottom Dollar Food (see Note 5), Delhaize Group provides guarantees for a number of existing operating or finance lease contracts, which are disclosed in Note 34. Lease commitments that will be transferred to the buyer are not included in the table above.

The average effective interest rate for finance leases was 11.0%, 11.4% and 11.6% at December 31, 2014, 2013 and 2012, respectively. The fair value of the finance lease obligations has been determined using discounted cash flow models using the lease terms and cost of debt as the main inputs and is categorized as Level 2.

The fair value of the finance lease obligations amounted to €682 million (at an average market rate of 4.2%), €709 million (5.0%) and €842 million (5.1%) at December 31, 2014, 2013 and 2012, respectively.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €314 million (of which €18 million related to discontinued operations), €321 million (of which €43 million related to discontinued operations) and €326 million (of which €51 million related to discontinued operations) in 2014, 2013 and 2012, respectively. Rent expenses are predominantly included in “Selling, general and administrative expenses”.

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2014, 2013 and 2012.

Sublease payments received and recognized in income were €22 million in 2014, €21 million in 2013 and €21 million in 2012.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2014. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction are approximately €8 million.

Provisions for €97 million, €113 million and €107 million at December 31, 2014, 2013 and 2012, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

Delhaize Group occasionally acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, and retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2014, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other operating income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2014 can be summarized as follows:

(in millions of €)	2015	2016	2017	2018	2019	Thereafter	Total
Future minimum lease payments to be received	32	23	12	5	3	14	89
Of which related to sub-lease agreements	18	13	6	1	1	3	42

The total amount of €89 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed store provision” (see Note 20.1).

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

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The valuation methods for the fair values of derivative financial instruments are disclosed in Note 10.1. The fair values of derivative assets and liabilities are summarized below:

	December 31,
	2014		2013		2012
(in millions of €)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	9	—	27	3	60	4
Cross-currency swaps	1	26	14	8	1	10
Foreign exchange forward contracts	1	—	—	—	—	—

Total	11	26	41	11	61	14

Delhaize Group enters into derivative financial instrument arrangements for hedging (both economic and accounting) purposes only (i.e. not for speculation or trading). The Group currently holds no derivatives where net settlement has been agreed (see also Note 10.2) and consequently the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2014:

	1 - 3 months		4 - 12 months		2016		2017 and beyond
(in millions of €)	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	3	—	16	—	19	—	41
Outflows	—	(3)	—	(10)	—	(13)	—	(25)
Cross-currency interest rate swaps without a designated hedging relationship
Inflows	4	—	—	6	—	6	220	51
Outflows	(4)	—	—	(11)	—	(11)	(247)	(86)
Foreign exchange forwards without a hedge relationship
Inflows	10	—	—	—	—	—	—	—
Outflows	(9)	—	—	—	—	—	—	—

Total Cash flows	1	—	—	1	—	1	(27)	(19)

Interest Rate Swaps

Fair value hedges

In 2014, Delhaize Group repaid at maturity the remaining amount (€215 million) of the €500 million, 5.625% fixed interest rate senior notes, see Note 18.1, alongside with settling the matching interest rate swap arrangements, which were part of a fair value hedging relationship of the underlying debt.

The Group designated and documented the below transactions as fair value hedge as of December, 31 2014:

Year	Hedged Item	Hedged Risk	Hedged Amount	Hedging Instrument	Maturity Hedging Instrument
2014	$450 million senior notes, 6.50% fixed interest rate, issued in 2007	Fair value changes	$100 million	Interest Rate Swaps, LIBOR 3-month floating rate	2017
	$827 million senior notes, 5.70% fixed interest rate, issued in 2010	Fair value changes	$50 million	Interest Rate Swaps, LIBOR 3-month floating rate	2017
2012	$300 million senior notes, 4.125% fixed interest rate, issued in 2012	Fair value changes	$300 million	Interest Rate Swaps, LIBOR 3-month floating rate	2019
	€400 million senior notes, 3.125% fixed interest rate, issued in 2012	Fair value changes	€100 million	Interest Rate Swaps, EURIBOR 3-month floating rate	2017

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

	December 31,
(in millions of €)	Note	2014	2013	2012
Losses (gains) on
Interest rate swaps (“hedging instruments”)	29.1	(5)	22	(6)
Related debt instruments (“hedged risks”)	29.1	5	(22)	3

Total		—	—	(3)

Economic hedges

Following the refinancing transaction in 2012, €285 million of the initial 2014 €500 million fair value hedge no longer qualified for hedge accounting and were accounted for as freestanding derivatives. The Group entered into offsetting interest rate swaps, on which the Group paid a fixed interest rate of 1.80% and received a floating interest rate EURIBOR 3-months, in order to offset the changes in future interest cash flows on a notional amount of €191 million. During 2014, these interest rate swaps matured and did not result in any material profit or loss impact.

Discontinued cash flow hedges

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

Discontinued cash flow hedge

In 2009, Delhaize Group issued a $300 million bond with a 5.875% fixed interest rate and a 5-year term (“hedged item”), exposing Delhaize Group to currency risk on dollar cash flows (“hedged risk”). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5-year term (“hedging instrument”). In 2012, following the refinancing and exercise of early redemption option on the $300 million senior notes due 2014 (see Note 18.1), the Group discontinued hedge accounting prospectively and recycled the outstanding amount from the cash flow hedge reserve related to those transactions to profit and loss (see Note 29.1).

Economic hedges

Delhaize Group enters from time to time into other currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged in profit or loss. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In 2012, and simultaneously to entering into interest rate swaps for the 4.125% senior notes due 2019 (see above), the Group also entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of these senior notes. In 2014, Delhaize Group unwound these cross currency swap agreements in order to rebalance its long-term debt currency mix. This resulted in a settlement gain of €2 million and cash inflow of €21 million.

In 2007, Delhaize Group’s U.S. operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (€500 million for $670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity in connection with the transaction described above. Delhaize Group did not apply hedge accounting to this transaction because these swaps constitute an economic hedge with Delhaize America, LLC’s underlying €500 million term loan. At maturity, the settlement of this cross-currency interest rate swap did not result in any material impact on profit or loss and generated a cash inflow of €8 million.

Delhaize Group also enters recurrently into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2014. Changes in fair value of these swaps are recorded in “Finance costs” in the income statement:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2014 (€)	Fair Value Dec. 31, 2013 (€)	Fair Value Dec. 31, 2012 (€)
2014	2024	$300	4.38%	€220	2.87%	(26)	—	—
2014	2015	€4	12m EURIBOR +3.87%	$5	12m LIBOR +3.85%	1	—	—
2013	2014	€18	12m EURIBOR +3.79%	$24	12m LIBOR +3.85%	—	(1)	—
2012	2019(1)	€225	3m EURIBOR +2.06%	$300	3m LIBOR +2.31%	—	(7)	1
2012	2013	€30	12m EURIBOR +3.77%	$40	12m LIBOR +3.85%	—	—	—
2012	2013	€1	12m EURIBOR +4.30%	$1	12m LIBOR +4.94%	—	—	—
2009	2014(2)	€76	6.60%	$100	5.88%	—	—	(4)
2007	2014	$670	3m LIBOR +0.98%	€500	3m EURIBOR +0.94%	—	14	(6)

(1)	Early unwinding in 2014.
(2)	As of December 31, 2012, $100 million/€76 million remained outstanding from the $300 million/€228 million currency swap. Following the redemption on the $300 million senior notes due 2014, the remaining outstanding amount of this swap was unwound and settled on January 3, 2013.

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

At December 31, 2014, Delhaize Group had signed a foreign exchange forward contract to purchase in 2015 $12 million in exchange for €9 million to offset intercompany foreign currency exchange exposure.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from investments,” depending on the underlying transaction.

20.	PROVISIONS

		December 31,
(in millions of €)	Note	2014	2013	2012
Closed stores:	20.1
Non-current		80	94	89
Current		17	19	18
Self-insurance:	20.2
Non-current		94	84	90
Current		58	49	52
Pension benefit and other post-employment benefits:	21
Non-current		129	110	132
Current		9	9	10
Other:	20.3
Non-current		129	67	64
Current		104	13	8

Total provisions		620	445	463
Non-current		432	355	375
Current		188	90	88

20.1	Closed Store Provisions

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

Most obligations recognized relate to onerous lease contracts, predominantly for stores located in the U.S., with remaining lease terms ranging from 1 to 22 years. The average remaining lease term for closed stores was 8 years at December 31, 2014. The following table reflects the activity related to closed store provisions:

(in millions of €)	2014	2013	2012
Closed store provision at January 1	113	107	46
Additions:
Store closings - lease obligations	2	54	131
Store closings - other exit costs	3	5	12
Update of estimates	(3)	(5)	(15)
Interest expense (unwinding of discount)	6	8	7
Utilization:
Lease payments made	(23)	(32)	(27)
Lease terminations	(9)	(11)	(42)
Payments made for other exit costs	(2)	(7)	(13)
Transfer from (to) other accounts	(3)	(1)	11
Currency translation effect	13	(5)	(3)

Closed store provision at December 31	97	113	107

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2012	100
Store closings added	162
Stores sold/lease terminated	(85)

Balance at December 31, 2012	177
Store closings added	52
Stores sold/lease terminated	(63)

Balance at December 31, 2013	166
Store closings added	11
Stores sold/lease terminated	(35)

Balance at December 31, 2014	142

The total number of stores closed and included in the closed store provision by reportable segments can be detailed as follows:

(Number of stores closed during the year)	2014	2013		2012
United States	7	43	(1)	126
Belgium	3	4		3
Southeastern Europe	1	5		33

Total	11	52		162

(1)	Includes 24 Sweetbay stores.

The “Other exit costs” primarily relate to termination benefits.

During 2014, 2013 and 2012, Delhaize Group paid €9 million, €11 million and €42 million, respectively, of lease termination fees, primarily in the U.S. and 2012 also included €17 million payments in Bulgaria.

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of €)	Note	2014	2013	2012
Other operating expenses	28	(2)	5	112
Interest expense included in “Finance costs”	29.1	4	5	6
Results from discontinued operations	5.3	6	52	17

Total		8	62	135

20.2	Self-insurance Provisions

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

The maximum retentions, including defense costs per occurrence, are:

•	$1.0 million per accident for workers’ compensation;

•	$2.0 million per accident for vehicle accident; and

•	$3.0 million per occurrence for general liability and pharmacy claims.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

(in millions of €)	2014	2013	2012
Self-insurance provision at January 1	133	142	143
Expense charged to earnings	155	174	190
Claims paid	(154)	(177)	(188)
Currency translation effect	18	(6)	(3)

Self-insurance provision at December 31	152	133	142

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows (currently estimated to last until 2032) are discounted with period specific discount rates.

20.3	Other Provisions

The other provisions mainly consist of long-term incentives, early retirement plans, legal provisions and onerous lease contracts (non-closed-store related), but also include amounts for asset removal obligations, restructuring plans and provisions for litigation. The movements of the other provisions were as follows:

(in millions of €)	2014	2013	2012
Other provisions at January 1	80	72	83
Expense charged to profit and loss	157	13	6
Payments made	(5)	(10)	(17)
Transfer (to) from other accounts	2	6	4
Classified as held for sale	(4)	—	—
Currency translation effect	3	(1)	(4)

Other provisions at December 31	233	80	72

During 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan), potentially impacting the jobs of 2 500 Belgian employees in the coming three years, including the termination of company-operated activities in 14 stores in various locations throughout Belgium. The announcement falls under the so-called “Law Renault”, that requires that an employer that intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases.

During 2014, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. Delhaize Group recognized a provision of €137 million (of which €77 million is classified as current) representing management’s best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees. Approximately 75% of the cash outflows will occur over the next three years, with the actual amounts depending on the number of employees choosing for different options offered.

Since 2009, Delhaize Group’s Romanian operations (Mega Image) have been answering a series of questions sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. During 2014, the Group received the Statement of Objections from the Romanian Competition Authority, which alleged that several retailers (incl. Mega Image) and suppliers were involved in possible competition infringements and recommended to the Competition Plenum to sanction the companies involved. Delhaize Group responded to the Statement of Objections and hearings in front of the Competition Plenum took place afterwards.

In 2014, the Romanian Competition Plenum determined that Mega Image, some of its suppliers and other food retailers active in Romania had in its view infringed Romanian Competition Law through the alleged setting up of anticompetitive vertical agreements during the period of 2005-2009. Although the fully motivated decision has not been provided to Mega Image so far, the Competition Plenum has announced its intention to impose Mega Image a fine of 1.05% of the total turnover achieved in 2013. The Group recognized a provision of €5 million in this respect. Mega Image has one month from the notification of the fully motivated decision to lodge an appeal against the decision and to claim for a suspension of the payment.

Finally, other provisions also increased as a result of higher expected long-term incentives in the U.S.

21.	EMPLOYEE BENEFITS

21.1	Pension Plans

A substantial number of Delhaize Group’s employees are covered by defined contribution and defined benefit pension plans, mainly in the U.S., Belgium, Greece and Serbia. In addition, the Group has also other post-employment defined benefit arrangements, being principally health care arrangements in the U.S.

The actuarial valuations performed on the defined benefit plans require making a number of assumptions about, besides others, discount rates, inflation, interest crediting rate and future salary increases or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective currency in which the benefits will be paid and with the appropriate maturity; mortality rates are based on publicly available mortality tables for the specific country. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices. Actuarial gains and losses (i.e., experience adjustments and effects of changes in financial and demographic actuarial assumptions) and the return on the plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), are directly recognized in OCI. The major assumptions applied in connection with defined benefit plans are summarized below.

Defined Contribution Plans

•	In Belgium, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. The Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees. The plans also provide with death in service benefits.

Belgian law prescribes a minimum guaranteed rate of return (currently 3.75% and 3.25% for employee and employer contributions, respectively) over the career of the employee for defined contribution plans, which the Group substantially insured with an external insurance company that receives and manages the contributions to the plan. The weighted average years to pension of the plan participants at December 31, 2014 is 26 years (assuming retirement at the age of 65). At the end of 2014, the minimum guaranteed reserves, the plan assets and the net liabilities were as follows:

(in millions of €)	2014
Plan Assets	(69)
Minimum guaranteed reserves	66
Sum of individual deficits	—

As the application of defined benefit accounting to such plans has been recognized by the IASB to be conceptually problematic, the Group accounts for these plans as defined contribution plans, but acknowledges that these plans have some defined benefit features, as the return provided by the insurance company can be below the legally required minimum return, in which case the employer has to cover the gap with additional contributions.

In order to monitor this potential exposure, Delhaize Group calculated the discounted value of the positive differences between the minimum reserves, increased with the currently applicable minimum guaranteed rates of return up to the date of retirement, and the paid-up insured benefits. At December 31, 2014, this would not have resulted in a net liability position for the Group. Decreasing the discount rate applied to the defined benefit obligation by 50 basis points, would also not have resulted in a net liability position.

The expenses related to these plans were €11 million in 2014, €11 million in 2013 and €10 million in 2012, respectively. In 2015, the Group expects to contribute approximately €9 million to these plans.

•	In the U.S., Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Hannaford with one or more years of service. Profit-sharing contributions substantially vest after three years of service. Forfeitures of profit-sharing contributions are used to reduce future employer contributions or offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC’s Board of Directors. The profit-sharing plans also include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires that the employer makes matching contributions.

The defined contribution plans generally provide benefits to participants upon death, retirement or termination of employment.

The expenses related to these U.S. defined contribution retirement plans were €26 million in 2014 (out of which €1 million presented as part of discontinued operations following the disposal of Sweetbay, Harveys and Reid’s), €44 million in 2013 (€5 million in discontinued operations) and €46 million in 2012 (€5 million in discontinued operations), respectively.

•	In addition, Delhaize Group operates defined contribution plans in Greece to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

•	In Belgium, Delhaize Group has a defined benefit pension plan covering approximately 4% of its employees. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the participant before his/her retirement or death. The plan is subject to the legal requirement to guarantee a minimum return on the contributions paid by plan participants. The assets of the plan, which are made up from the contributions, are managed through a fund that is administered by an independent insurance company, providing a minimum guaranteed return. The plan participant’s contributions are defined in the terms of the plan, while the annual contributions to be paid by the Group are determined based on the funding level of the plan and are calculated based on current salaries, taking into account the legal minimum funding requirement, which is based on the vested reserves to which employees are entitled upon retirement or death. The plan mainly invests in debt securities in order to achieve the required minimum return. The Group bears any risk above the minimum guarantee given by the insurance company. There are no asset ceiling restrictions.

•	In the U.S., Delhaize Group operates several defined benefit pension plans. These plans are subject to the Employee Retirement Income Security Act of 1974 (ERISA). In line with ERISA, Delhaize America has established the Benefit Plans Fiduciary Committee (“the Committee”) to manage and administer all plans and serve as a fiduciary where applicable. Its main responsibilities include (a) establishing appropriate procedures for plan administration and operations, (b) managing participant rights and benefits, enrolling participants and maintaining plan records and (c) establishing and periodically updating an investment policy for the funded plans and investing, monitoring and safeguarding the assets of those plans. In accordance with its responsibilities, the Committee reviews the funding policy annually to determine if it is consistent with the plan’s projected benefit needs. The plans operated by Delhaize America can be grouped into three different types:

a)	Cash balance plans set up a hypothetical individual account for each employee, and credits each participant annually with a plan contribution that is a percentage of the participant’s monthly compensation. The contributions are transferred to a separate plan asset that generates return based on the investment portfolio. The largest plan is funded, covers approximately 44% of the Hannaford employees and is subject to a minimum funding requirement. Since several years, the plan is frozen for new employees and for further accruals of current employees.

The plan is not subject to any asset ceiling restrictions and any net assets are recognized in “Other non-current assets” (2012: $5 million (€4 million)).

The investment policy of the funded plan was amended in 2012 and as from then invests predominantly in debt securities.

b)	Delhaize America sponsors unfunded non-qualified retirement savings plans offered to a limited number of Delhaize America employees. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant.

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

c)	Further, Delhaize America operates unfunded supplemental executive retirement plans (“SERP”), covering a limited number of executives. Benefits are calculated on the annual average of the participant’s annual cash compensation multiplied by a percentage based on years of service and age at retirement. These plans expose Delhaize America to risks relating to longevity and discount rate.

•	In Serbia, Delhaize Group has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets. The main risks of the plan relate to the discount rate, inflation and the future salary increase.

During 2014, Serbian law was amended, lowering the fixed multiple of the benefit that an employer has to pay upon retirement of the employee, which resulted in the recognition of insignificant negative past service cost.

•	In Greece, Delhaize Group operates an unfunded defined benefit post-employment plan. This plan relates to retirement benefits prescribed by Greek law, consisting of lump-sum compensation payable in case of normal retirement or termination of employment. The amount of the indemnity is based on the employee’s monthly earnings and a multiple depending on the length of service and the status of the employee. There is no legal requirement to fund these plans with contributions or other plan assets. The plan exposes the Group to risk in connection with the applicable discount rate and the future salary increase. The employees are covered by the plan once they have completed a minimum service period, generally one year.

During 2013, and following the change of the respective law, the indemnity payable by the employer has been limited to 16 years (previously 28 years) of service (and for employees who had more than 16 years of service upon law publication, the indemnity is based on service capped at that time up to a maximum of 28 years). The change resulted in a negative past service cost of €3 million which has been recognized when the plan amendment occurred.

(in millions of €)	2014			2013			2012
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	157	132	289	180	153	333	174	122	296
Current service cost	1	4	5	1	5	6	2	5	7
Interest expense	8	4	12	7	3	10	8	5	13
Remeasurement (gain) loss
Effect of changes in demographic assumptions	3	—	3	—	—	—	—	6	6
Effect of changes in financial assumptions	2	26	28	(4)	(12)	(16)	(3)	20	17
Effect of experience adjustment	—	(9)	(9)	3	(8)	(5)	(2)	4	2
Past service cost	—	—	—	—	(1)	(1)	—	—	—
Currency translation effect	21	—	21	(7)	—	(7)	(3)	—	(3)
Benefit payments from the plan / by the employer	(19)	(5)	(24)	(24)	(9)	(33)	(19)	(12)	(31)
Settlement payments	—	1	1	—	1	1	—	1	1
Plan participants’ contributions	1	1	2	1	1	2	1	1	2
Business combinations/divestures/ transfers	—	—	—	—	—	—	22	1	23
Other	—	(1)	(1)	—	(1)	(1)	—	—	—

Benefit obligation at December 31	174	153	327	157	132	289	180	153	333
Change in plan assets:
Fair value of plan assets at January 1	104	68	172	125	72	197	130	73	203
Interest income	5	2	7	4	1	5	5	3	8
Remeasurement gain (loss)
Return on plan asset (excluding interest income)	(3)	12	9	(6)	(4)	(10)	4	5	9
Changes in asset ceiling (excluding interest income)	—	—	—	—	—	—	—	—	—
Currency translation effect	13	—	13	(5)	—	(5)	(2)	—	(2)
Employer contributions	8	8	16	9	8	17	6	3	9
Plan participants’ contributions	1	1	2	1	1	2	1	1	2
Benefits payments from the plan	(19)	(5)	(24)	(24)	(9)	(33)	(19)	(12)	(31)
Settlement payments	—	—	—	—	—	—	—	—	—
Expenses, taxes and premiums paid	(2)	—	(2)	—	—	—	—	(1)	(1)
Business combinations/divestures/transfers	—	—	—	—	—	—	—	—	—
Other	—	(1)	(1)	—	(1)	(1)	—	—	—

Fair value of plan assets at December 31	107	85	192	104	68	172	125	72	197

(in millions of €)	2014			2013			2012
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Amounts recognized in the balance sheet:
Present value of defined benefit obligations	174	153	327	157	132	289	180	153	333
Fair value of plan assets	107	85	192	104	68	172	125	72	197

Net deficit/(surplus)	67	68	135	53	64	117	55	81	136
Defined benefit liability	67	68	135	53	64	117	59	81	140
Defined benefit asset	—	—	—	—	—	—	(4)	—	(4)

Net defined benefit liability	67	68	135	53	64	117	55	81	136
Weighted average assumptions used to determine benefit obligations:
Discount rate	4.25%	1.55%		4.85%	3.19%		3.49%	2.27%
Rate of compensation increase	4.25%	2.94%		4.25%	3.03%		4.25%	2.66%
Rate of price inflation	3.50%	1.98%		3.48%	2.02%		3.05%	2.00%
Interest crediting rate (only applicable for the Hannaford Cash Balance Plan)	3.25%	—		4.00%	—		4.00%	—

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding all other assumptions constant, would have affected the defined benefit obligation as follows:

		United States plans		Plans outside of the United States
(in millions of €)	Change in assumption	Increase	Decrease	Increase	Decrease
Discount rate	0.50%	(6)	7	(9)	10
Rate of compensation increase	0.50%	—	—	10	(9)
Mortality rate improvement	1 year	2	—	1	—
Interest crediting rate (only applicable for the Hannaford Cash Balance Plan)	0.25%	5	(4)	—	—

(in millions of €)	2014			2013			2012
	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of defined benefit cost:
Components of defined benefit cost recognized in the income statement:
Current service cost	1	4	5	1	5	6	2	5	7
Past service cost	—	—	—	—	(1)	(1)	—	—	—
Interest expense	8	4	12	7	3	10	8	5	13
Interest income	(5)	(2)	(7)	(4)	(1)	(5)	(5)	(3)	(8)
Administrative expenses and taxes	2	—	2	—	—	—	—	1	1
(Gain) loss on settlement	—	1	1	—	1	1	—	1	1

Components of defined benefit cost recognized in the income statement	6	7	13	4	7	11	5	9	14
Components of defined benefit cost recognized in OCI:
Remeasurements of defined benefit obligation
Effect of changes in demographic assumptions	3	—	3	—	—	—	—	6	6
Effect of changes in financial assumptions	2	26	28	(4)	(12)	(16)	(3)	20	17
Effect of experience adjustment	—	(9)	(9)	3	(8)	(5)	(2)	4	2
Remeasurement of plan assets
Return on plan asset	3	(12)	(9)	6	4	10	(4)	(5)	(9)

Components of defined benefit cost recognized in OCI	8	5	13	5	(16)	(11)	(9)	25	16

Total components of defined benefit cost	14	12	26	9	(9)	—	(4)	34	30

The plan assets of the Group‘s defined benefit pension plan in Belgium is funded through a group insurance program and are part of the insurance company’s overall investments, benefiting from a guaranteed minimum return. The insurance company’s asset allocation was as follows:

	December 31,
	2014	2013	2012
Equities (all instruments have quoted price in active market)	5%	6%	5%
Debt (all instruments have quoted price in active market)	90%	92%	91%
Other assets (e.g., cash and cash equivalents)	5%	2%	4%

In 2015, the Group expects to contribute approximately €3 million to the defined benefit pension plan in Belgium.

The weighted average duration of the plans outside the United States is 12.7 years (11.0 years in 2013 and 11.9 years in 2012).

The expected timing of the benefit payments for these plans is as follows:

(in millions of €)	Within the next year	In 2 years	In 3 years	In 4 years	In 5 years	Thereafter	Total
As of December 31, 2014	9	4	4	7	7	226	257

The Hannaford plan asset allocation was as follows:

	December 31,
	2014	2013	2012
Equities (all instruments have quoted price in active market)	0%	0%	0%
Debt (all instruments have quoted price in active market)	99%	92%	95%
Other assets (e.g., cash and cash equivalents)	1%	8%	5%

In 2012, Delhaize America performed a review of the plan’s funding position and the investment policy applied by the plan. Following the freezing of the plan, the Group’s exposure to continuously growing defined benefit obligations has decreased and Delhaize America changed the investment strategy of the plan and intends to invest going forward mainly in debt securities.

The 2012 year-end actuarial calculation resulted in a benefit to the Group.

Delhaize Group expects to contribute approximately €15 million ($18 million) to the defined benefit pension plan in the U.S. during 2015.

The weighted average duration of the United States plans is 9.8 years (10.5 years in 2013 and 9.9 years in 2012).

The expected timing of the benefit payments for these plans is as follows:

(in millions of €)	Within the next year	In 2 years	In 3 years	In 4 years	In 5 years	Thereafter	Total
As of December 31, 2014	15	9	9	10	10	203	256

Total defined benefit expenses in profit or loss were €13 million, €11 million and €14 million for 2014, 2013 and 2012, respectively, and can be summarized as follows:

(in millions of €)	2014	2013	2012
Cost of sales	1	1	1
Selling, general and administrative expenses	12	10	13

Total defined benefit expense recognized in profit or loss	13	11	14

21.2	Other Post-Employment Benefits

In the U.S., the Group provides certain health care and life insurance benefits for retired employees, which qualify as defined benefit plans. A limited number of Delhaize America employees may become eligible for these benefits and currently only a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2014 was €3 million (2013: €2 million and 2012: €3 million). The health care plans are unfunded and the total net liability as of December 31, 2014 equals the defined benefit obligation. During 2014, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

	December 31,
	2014	2013	2012
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	3.60%	4.30%	3.30%
Current health care cost trend	7.60%	7.60%	7.80%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2021	2020	2018

A change by 100 basis points in the assumed health care trend rates would have an insignificant effect on the post-employment benefit obligation or expense.

21.3	Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option and performance stock unit plans for employees of its non-U.S. operating companies; warrant, restricted and performance stock unit plans for employees of its U.S. based companies.

•	Under a warrant plan the exercise by the employee of warrants results in the issuance of new shares, while stock options, restricted and performance stock units are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In case when the capital increase occurs after year-end for warrants exercised before year-end, which usually relates to a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If assessed to be dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.

•	Restricted and performance stock unit awards represent the right to receive the number of shares or American Depositary Shares (“ADS”) set forth in the award at the vesting date at no cost to plan participants and free of any restrictions.

During 2014, the ratio of Delhaize Group ADS to Delhaize Group ordinary shares changed from one ADS for every one ordinary share to four ADS for every one ordinary share. Information on all compensation plans provided in this note is in number of (underlying) Delhaize Group ordinary shares.

The remuneration policy of Delhaize Group can be found as Exhibit F to the Delhaize Group’s Corporate Governance Charter available on the Group’s website (www.delhaizegroup.com).

The share-based compensation plans operated by Delhaize Group are equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. All share-based compensation plans contain service conditions. In addition, the performance stock unit plans also contain performance conditions, whereby the (cliff-)vesting is linked to the achievement of non-market financial performance conditions, such as the cumulative shareholder value creation over the service period. Neither service conditions nor non-market performance condition are reflected in the grant-date fair value, but result in a true-up for changes in the number of equity instruments that are expected to vest. The period of achieving the performance targets does not extend beyond the end of the service period and does not start substantially before the commencement of the service period.

The grant date fair value of restricted and performance stock unit is determined based on the share price at the grant date. To estimate the fair value of warrants and options underlying the share-based compensation, Delhaize Group uses the Black-Scholes-Merton valuation model. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

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

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were €12 million in 2014, €16 million in 2013 and €13 million in 2012.

Non-U.S. Operating Entities Stock Options Plans

Until 2013, Delhaize Group granted stock options to vice presidents and above of its non-U.S. operating entities.

25% of the options granted under these plans vest immediately and the remaining options vest after a service period of approximately 3 1⁄2 years, the date at which all options become exercisable. Options expire seven years from the grant date.

Delhaize Group stock options granted to employees of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2014	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2013 grant under the 2007 Stock option plan	December 2013	93 063	93 063	€41.71	1	Jan. 1, 2017 – May 29, 2020
	November 2013	15 731	15 731	€43.67	1	Jan. 1, 2017 – May 29, 2020
	May 2013	267 266	258 158	€49.85	111	Jan. 1, 2017 – May 29, 2020
2012 grant under the 2007 Stock option plan	November 2012	35 000	35 000	€26.39	1	Jan. 1, 2016 – May 24, 2019
	May 2012	362 047	361 236	€30.99	95	Jan. 1, 2016 – May 24, 2019
2011 grant under the 2007 Stock option plan	June 2011	290 078	283 490	€54.11	83	Jan. 1, 2015 – June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	170 651	€66.29	80	Jan. 1, 2014 – June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	102 411	€50.03	73	Jan. 1, 2013 – June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	81 991	€49.25	318	Jan. 1, 2012 – May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	157 041	€71.84	619	Jan. 1, 2011 – June 7, 2017	(1)

(1)	In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration date of the exercise period of the plan, i.e., June 7, 2014.

Activities associated with non-U.S. stock option plans were as follows:

2014	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 778 028	49.25
Exercised	(225 643)	49.59
Forfeited	6 387	42.74

Outstanding at end of year	1 558 772	49.17
Options exercisable at end of year	795 584	59.20

2013	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 606 255	49.95
Granted	376 060	47.58
Exercised	(11 166)	49.56
Forfeited	(58 753)	57.02
Expired	(134 368)	49.55

Outstanding at end of year	1 778 028	49.25
Options exercisable at end of year	738 166	58.39

2012	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 379 150	55.71
Granted	397 047	30.58
Forfeited	(16 463)	55.73
Expired	(153 479)	50.97

Outstanding at end of year	1 606 255	49.95
Options exercisable at end of year	742 612	54.61

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2014 was 3.65 years (2013: 4.31 years; 2012: 4.34 years). The weighted average share price for options exercised during 2014, 2013 and 2012 amounted €56.18, €51.48 and €0.00 (as there were no exercises), respectively.

The following table summarizes stock options outstanding and exercisable as of December 31, 2014, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in €)
€26.39 - €43.67	505 030	4.62	33.04
€49.25 - €54.11	726 050	3.52	51.47
€66.29 - €71.84	327 692	2.44	68.95

€26.39 - €71.84	1 558 772	3.65	49.17

Stock options exercisable at the end of 2014 had a weighted average remaining contractual term of €2.46 years (2013: 2.60 years; 2012: 2.80 years).

The weighted average fair values of stock options granted and assumptions used on the date of grant for their estimations were as follows:

	Dec. 2013	Nov. 2013	May 2013	Nov. 2012	May 2012
Share price (in €)	43.20	43.67	50.09	26.39	28.41
Expected dividend yield (%)	3.4	3.4	3.4	3.4	3.3
Expected volatility (%)	24.3	24.5	27.0	26.7	26.0
Risk-free interest rate (%)	1.1	0.9	0.7	0.6	0.7
Expected term (years)	6.0	6.0	6.0	5.8	5.8
Fair value of options granted (in €)	6.98	6.52	8.43	4.27	3.86

Non-U.S. Operating Entities Performance Stock Units

As from 2014, Delhaize Group granted performance stock units to European members of the Group’s Executive Committee and certain other senior executives as determined by the Group’s Board of Directors.

Performance stock units are restricted stock units, with service and performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholders Value Creation over a cumulative 3-year period). Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus the net debt, as also defined by the Group.

Performance stock units granted to European associates under the “Delhaize Group 2014 European Performance Stock Unit Plan” were as follows:

Effective Date of Grant	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2014	Number of Beneficiaries (at the moment of issuance)
May 2014	€53.45	140 981	132 705	80

During 2014, 8 276 performance stock units forfeited.

U.S. Operating Entities Warrants Plans

Until 2013, Delhaize Group granted warrants for its vice presidents and above. Warrants granted under the “Delhaize Group 2012 Stock Incentive Plan” and the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Share-based awards granted to employees of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2014	Exercise Price		Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2012 Stock Incentive plan - Warrants	November 2013	11 237	11 237		$58.40	1	2023
	May 2013	368 139	331 575		$64.75	59	2023
	August 2012	300 000	—		$39.62	1	2022
	May 2012	291 727	112 877		$38.86	75	2022
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	284 054		$78.42	75	2021
	June 2010	232 992	191 486		$78.33	74	2020
	June 2009	301 882	182 726		$70.27	88	2019
	May 2008	528 542	269 005		$74.76	237	2018
	June 2007	1 165 108	751 665		$96.30	3 238	2017
	June 2006	1 324 347	302 767		$63.04	2 983	2016
	May 2005	1 100 639	144 397		$60.76	2 862	2015
Delhaize America 2002 Stock Incentive plan - Options not backed by warrants	Various	3 221	1 333	$ -$	74.76 78.33	11	Various

Activities related to the Delhaize Group 2012 and 2002 Stock Incentive Plans were as follows:

2014	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 153 796	73.09
Exercised(1)	(378 093)	51.05
Forfeited/expired	(192 581)	73.35

Outstanding at end of year	2 583 122	76.30
Options exercisable at end of year	2 099 523	77.42

(1)	Includes 13 483 warrants exercised by employees, for which a capital increase had not occurred before December 31, 2014.

2013	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 521 876	69.27
Granted	379 376	64.56
Exercised	(534 043)	41.36
Forfeited/expired	(213 413)	74.30

Outstanding at end of year	3 153 796	73.09
Options exercisable at end of year	2 313 002	75.20

2012	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 195 599	74.22
Granted	591 727	39.25
Exercised	(28 561)	42.14
Forfeited/expired	(236 889)	64.27

Outstanding at end of year	3 521 876	69.27
Options exercisable at end of year	2 322 027	74.56

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2014 is 2.85 years (2013: 3.77 years; 2012: 4.76 years). The weighted average share price for stock options exercised during 2014 amounts to $70.30 (2013: $60.80; 2012: $52.87).

The following table summarizes share-based awards outstanding as of December 31, 2014, and the related weighted average remaining contractual life (years) and weighted average exercise price under the share-based compensation plans for employees of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in $)
$38.86 - $63.04	571 278	2.18	57.59
$64.75 - $74.76	784 639	3.98	69.48
$78.33 - $96.30	1 227 205	2.44	89.36

$38.86 - $96.30	2 583 122	2.85	76.30

Stock options exercisable at the end of 2014 had a weighted average remaining contractual term of 2.38 years (2013: 2.85 years; 2012: 3.60 years).

The fair values of stock options granted and assumptions used for their estimation were as follows:

	Nov. 2013	May 2013	Aug. 2012	May 2012
Share price (in $)	58.40	64.75	39.62	38.86
Expected dividend yield (%)	3.6	3.6	3.6	3.5
Expected volatility (%)	27.5	27.9	27.1	27.9
Risk-free interest rate (%)	1.2	0.8	0.5	0.6
Expected term (years)	4.4	4.4	4.2	4.2
Fair value of options granted (in $)	9.37	10.26	5.89	6.10

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

Restricted stock unit awards granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and the “Delhaize America 2002 Restricted Stock Unit Plan” (grants prior to 2012) were as follows:

Effective Date of Grants	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2014	Number of Beneficiaries (at the moment of issuance)
May 2013	$64.75	72 305	59 462	177
August 2012	$39.62	40 000	—	1
May 2012	$38.86	126 123	43 797	253
June 2011	$78.42	128 717	26 487	249
June 2010	$78.33	123 917	11 201	243

Activities related to the restricted stock unit plans were as follows:

2014	Shares
Outstanding at beginning of year	231 299
Released from restriction	(77 622)
Forfeited/expired	(12 730)

Outstanding at end of year	140 947

2013	Shares
Outstanding at beginning of year	458 733
Granted	72 305
Released from restriction	(262 542)
Forfeited/expired	(37 197)

Outstanding at end of year	231 299

2012	Shares
Outstanding at beginning of year	520 584
Granted	166 123
Released from restriction	(210 611)
Forfeited/expired	(17 363)

Outstanding at end of year	458 733

Performance Stock Units

As from 2013, Delhaize Group granted performance stock units to Vice Presidents and above. Performance stock units are restricted stock units, with service and performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of non-market financial performance condition targets over a cumulative 3-year period, being a ROIC target for 2013 and Shareholders Value Creation, as defined above, for 2014.

Performance stock units granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” were as follows:

Effective Date of Grants	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2014	Number of Beneficiaries (at the moment of issuance)
December 2014	$72.48	7 782	7 782	1
July 2014	$68.04	18 739	18 739	1
May 2014	$71.28	172 426	161 965	50
November 2013	$58.40	3 979	3 979	1
May 2013	$64.75	122 364	112 972	60

Activities related to the performance stock unit plans were as follows:

2014	Shares
Outstanding at beginning of year	126 343
Granted	198 947
Released from restriction	(2 647)
Forfeited/expired	(17 206)

Outstanding at end of year	305 437

22.	INCOME TAXES

The major components of income tax expense for 2014, 2013 and 2012 were:

(in millions of €)	2014		2013		2012
Continuing operations
Current tax	185		160		119
Taxes related to prior years recorded in the current year	(15)		(1)		(57	)(1)
Other (current tax related)	—		2		2
Deferred tax	(114	)(4)	(67)		(39)
Deferred taxes related to prior years recorded in the current year	9		—		5
Recognition of deferred tax on previously unrecognized tax losses and tax credits	—		(1)		(6)
Derecognition of previously recorded deferred tax assets	1		—		18
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	—		(8	)(3)	13	(2)

Total income tax expense from continuing operations	66		85		55
Discontinued operations
Current tax	(8)		(8)		(10)
Deferred tax	(40	)(5)	(17)		(24)

Total income tax expense from discontinued operations	(48)		(25)		(34)

Total income tax expense from continuing and discontinued operations	18		60		21

(1)	Relates primarily to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(2)	End 2012, the Serbian government enacted an increase in tax rate from 10% to 15%, effective as from January 1, 2013.
(3)	Relates to the benefit we recognized as a result of the reorganization of some of our US operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.
(4)	Relates primarily to both the carryforward of exempted dividend income and the reorganization expenses in Belgium.
(5)	Relates primarily to the impairment loss associated with the sale of Bottom Dollar Food.

Reconciliation of effective tax rate:

(in millions of €)	2014	2013		2012
Profit before taxes and discontinued operations	255	357		352
Share of results of joint venture equity accounted	(4)	(4)		(4)
Result from discontinued operations, before taxes	(147)	(115)		(228)

Total profit before taxes, excl. share of results of joint venture	104	238		120
Assumed taxes applying the Group’s domestic tax rate (33.99%)	35	81		41
Effect of different tax rates in jurisdictions outside Belgium	10	24		32
Taxes related to prior years recorded in current year	(6)	(1)		(52	)(2)
Tax effects of:
Changes in tax rate or imposition of new taxes	(4)	(8	)(4)	13	(3)
Non taxable income	(32)	(36)		(32)
Non deductible expenses	30	30		28
Deductions from taxable income(1)	(35)	(42)		(44)
Tax charges on dividend income	4	3		8
(Recognition) non recognition of deferred tax assets	16	7		24
Other	—	2		3

Total income tax expense from continuing and discontinued operations	18	60		21

Effective income tax rate	17.5%	25.2%		17.5%

(1)	Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.
(2)	Relates primarily to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.
(3)	In December 2012, the Serbian government enacted an increase in tax rate from 10% to 15%, effective as from January 1, 2013.
(4)	Relates to the benefit we recognized as a result of the reorganization of some of our US operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of €)	2014	2013	2012
Current tax	1	(1)	2
Deferred tax	(5)	2	(5)

Total tax charged (credited) directly to equity	(4)	1	(3)

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.6 billion at December 31, 2014, €4.0 billion at December 31, 2013 and €4.0 billion at December 31, 2012.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

	December 31,
(in millions of €)	2014	2013	2012
Deferred tax liabilities	302	443	566
Deferred tax assets	46	71	89

Net deferred tax liabilities	256	372	477

The changes in the overall net deferred tax liabilities were as follows:

(in millions of €)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2012	586	(18)	(76)	(41)	73		524
Charge (credit) to equity for the year	—	—	—	(4)	(1	)(1)	(5)
Charge (credit) to profit or loss for the year	(45)	(26)	1	(3)	27		(46)
Effect of change in tax rates	13	—	—	—	—		13
Divestiture	(1)	—	—	—	1		—
Transfers (to) from other accounts	(1)	—	—	—	1		—
Currency translation effect	(10)	1	1	—	(1)		(9)

Net deferred tax liabilities at December 31, 2012	542	(43)	(74)	(48)	100		477
Charge (credit) to equity for the year	—	—	—	4	(2)		2
Charge (credit) to profit or loss for the year	(61)	(5)	2	(2)	(19)		(85)
Effect of change in tax rates	(3)	—	—	(2)	(3)		(8)
Divestiture	2	—	—	—	—		2
Transfers (to) from other accounts	(1)	1	—	—	(2)		(2)
Currency translation effect	(17)	2	2	2	(3)		(14)

Net deferred tax liabilities at December 31, 2013	462	(45)	(70)	(46)	71		372
Charge (credit) to equity for the year	—	—	—	(4)	(1)		(5)
Charge (credit) to profit or loss for the year	(86)	10	8	4	(76	)(2)	(140)
Effect of change in tax rates	(2)	(1)	—	—	(1)		(4)
Divestiture	—	1	—	—	(1)		—
Currency translation effect	41	(5)	(8)	(5)	10		33

Net deferred tax liabilities at December 31, 2014	415	(40)	(70)	(51)	2		256

(1)	2012 included €2 million in relation to the cash flow hedge reserve (terminated in 2013).
(2)	Relates primarily to both the carryforward of exempted dividend income and the reorganization expenses in Belgium.

At December 31, 2014, Delhaize Group did not recognize deferred tax assets of €250 million, of which:

•	€40 million relates to U.S. tax loss carry-forwards of €1 044 million and U.S. state tax credits, which if unused would expire at various dates between 2015 and 2034;

•	€8 million relates to tax credits in Europe, which if unused would expire at various dates between 2015 and 2023;

•	€177 million relates to several deferred tax assets (primarily tax loss carry-forwards of €563 million) in Europe which can be utilized without any time limitation;

•	€17 million relates to capital losses that can only be offset against capital gains in Europe, which if unused would expire in 2018 and 2019;

•	€1 million relates to impairment in Europe that could result in capital losses which will probably not be offset against realized capital gains within the applicable time limitations;

•	€7 million relates to U.S. state deferred tax assets which can be utilized without any time limitation.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2014, the recognized deferred tax assets relating to unused tax losses and unused tax credits amounted to €71 million.

23.	ACCRUED EXPENSES

	December 31,
(in millions of €)	2014	2013	2012
Accrued payroll and short-term benefits	400	404	327
Accrued interest	33	37	33
Other	92	85	77

Total accrued expenses	525	526	437

24.	EXPENSES FROM CONTINUING OPERATIONS BY NATURE

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of €)	Note	2014	2013	2012
Product cost, net of vendor allowances and cash discounts	25	15 527	14 958	14 855
Employee benefits	26	2 882	2 813	2 763
Supplies, services and utilities purchased		868	796	797
Depreciation and amortization	7, 8, 9	577	561	581
Operating lease expenses	18.3	296	278	275
Repair and maintenance		236	233	234
Advertising and promotion		186	171	170
Other expenses(1)		153	116	103

Total expenses by nature		20 725	19 926	19 778
Cost of sales	25	16 222	15 579	15 486
Selling, general and administrative expenses		4 503	4 347	4 292

Total expenses by function		20 725	19 926	19 778

(1)	Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses”. Line item also includes impairment losses recognized on receivables (see Note 14).

25.	COST OF SALES

(in millions of €)	Note	2014	2013	2012
Product cost, net of vendor allowances and cash discounts	24	15 527	14 958	14 855
Purchasing, distribution and transportation costs		695	621	631

Total		16 222	15 579	15 486

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (€14 million, €14 million and €13 million in 2014, 2013 and 2012, respectively).

26.	EMPLOYEE BENEFIT EXPENSES

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of €)	Note	2014	2013	2012
Wages, salaries and short-term benefits including social security		2 820	2 735	2 685
Share-based compensation expenses	21.3	12	16	13
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	50	62	65

Total	24	2 882	2 813	2 763

Employee benefit expenses were recognized in the income statement as follows:

(in millions of €)	2014	2013	2012
Cost of sales	382	354	355
Selling, general and administrative expenses	2 500	2 459	2 408

Employee benefits for continuing operations	2 882	2 813	2 763
Results from discontinued operations	104	261	301

Total	2 986	3 074	3 064

27.	OTHER OPERATING INCOME

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of €)	2014	2013	2012
Rental income	53	49	48
Income from waste recycling activities	19	20	19
Services rendered to wholesale customers	6	6	7
Gains on sale of property, plant and equipment	11	11	10
Gains on sale of businesses	—	9	—
Other	30	32	30

Total	119	127	114

During 2014, Delhaize Group recognized €7 million of insurance income related to product losses in the caption “Other”.

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores operated by independent third parties, leading to a gain on disposal of €9 million, included in “Gain on sale of businesses”. The caption “Other” contains a €7 million favorable impact of a litigation settlement for which a provision had been recorded during the purchase price allocation of Delta Maxi and a €4 million reversal of legal provisions in Serbia.

During 2012, Delhaize Group recognized €3 million of government grant income and €5 million of lease termination/settlement income in “Other”.

28.	OTHER OPERATING EXPENSES

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of €)	2014	2013	2012
Store closing expenses	(2)	5	112
Reorganization expenses	137	15	—
Impairment losses	166	206	135
Losses on sale of property, plant and equipment	18	21	21
Other	13	10	8

Total	332	257	276

During 2014, the Group recognized reorganization expenses of €137 million in connection with its Belgian Transformation Plan (see Note 20.3). In 2013, the Group recorded €15 million reorganization charges related to the severance of support services senior management and employees in the U.S.

During 2012, Delhaize Group closed a total of 180 stores, of which 146 stores (126 in the United States and 20 Maxi stores) were closed early 2012 following a store portfolio review both in the United States and Europe, resulting in total store closing charges of €141 million, of which €14 million presented in “Result from discontinued operations”. These charges were partly offset by €15 million resulting from the periodic update of estimates used for the store closing provision (see Note 20.1).

Impairment losses recognized in continued operations can be summarized as follows:

(in millions of €)	Note	2014	2013	2012
Goodwill	6	138	124	85
Intangible assets	7	10	68	2
Property, plant and equipment	8	16	8	16
Investment property	9	2	6	14
Assets held for sale	5.2	—	—	18

Total		166	206	135

In 2014, the Group recorded additional impairment losses on its Serbian goodwill of €138 million and trade names of €10 million. Furthermore, Delhaize Serbia recorded €7 million impairment losses on 2 of its incumbent distribution centers and Delhaize America recognized €6 million impairment losses in connection with Food Lion store closings.

In 2013, the Group recorded impairment losses on its Serbian goodwill (€124 million) and trade names (€67 million) and some other intangible assets at Delhaize America (€1 million).

In 2012, the Group recognized impairment losses of €85 million on the Serbian goodwill. In addition, the Group recognized impairment losses of €16 million in property, plant and equipment relating to store closings and to certain underperforming stores in Serbia (€8 million), Belgium (€5 million) and the U.S. (€3 million). Further, impairment losses of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

“Other” primarily consists of hurricane and other natural disasters related expenses, as well as legal provision/settlement expenses.

29.	FINANCIAL RESULT

29.1	Finance Costs

(in millions of €)	Note	2014	2013	2012
Interest on short- and long-term borrowings		122	122	133
Amortization of debt discounts (premiums) and financing costs		4	4	5
Interest on obligations under finance leases		52	54	64
Interest charged to closed store provisions (unwinding of discount)	20.1	4	5	6

Total interest expenses		182	185	208
Foreign currency losses (gains) on debt covered by cash flow hedge	30	—	—	(1)
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	—	—	4

Total cash flow hedging impact		—	—	3
Fair value losses (gains) on debt instruments — fair value hedges	19	5	(22)	3
Fair value losses (gains) on derivative instruments — fair value hedges	19	(5)	22	(6)

Total fair value hedging impact		—	—	(3)
Foreign currency losses (gains) on debt instruments	30	22	14	13
Fair value losses (gains) on cross-currency interest rate swaps		(23)	(13)	(4)
Fair value losses (gains) on other freestanding derivatives		(1)	—	—
Amortization of deferred loss on discontinued hedge	16	—	1	—
Other finance costs		8	6	27
Less: capitalized interest		—	—	(2)

Total		188	193	242

In 2013, the remaining $99 million of the original $300 million senior notes, issued in February 2009 and due 2014, being part of a designated cash flow hedge relationship (see Note 19), were redeemed without any material impact on profit or loss. In 2012, $201 million of these notes were redeemed and a foreign currency gain of €1 million was realized. This amount, and corresponding effects on interest, was offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (€2 million loss). Additionally, a loss of €2 million was recycled from OCI to profit or loss in 2012 following the tender of the senior notes in December 2012 (see Note 18.1) and the termination of hedge accounting.

Other finance costs mainly contain commitment fees for credit lines and the unwinding of discount of other provisions. In 2014, Delhaize Group recognized €2 million accelerated amortization costs related to termination of the old revolving credit facility (see Note 18.2). In 2012, this caption included €17 million net debt refinancing transactions costs (see Note 18.1) consisting of (i) net loss on debt repurchases of €14 million (€36 million of agreed early repayment premiums partly offset by fair value gains of €22 million on the related notes), and (ii) settlement of the underlying cross-currency interest swaps (€3 million).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.4%, 5.5% and 5.6% in 2014, 2013 and 2012, respectively.

29.2	Income from Investments

(in millions of €)	Note	2014	2013	2012
Interest and dividend income from bank deposits and securities		11	9	5
Gains on disposal of securities		—	—	6
Foreign currency gains on financial assets	30	28	—	3
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		(26)	—	—
Other investing income		3	—	2

Total		16	9	16

In 2014, Delhaize Group recognized foreign currency gains on financial assets in connection with intercompany financing in USD, which were economically hedged by external cross currency swaps (see Note 19).

No impairment losses on financial assets were incurred during 2014 (none in 2013 and none in 2012).

30.	NET FOREIGN EXCHANGE LOSSES (GAINS)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of €)	Note	2014	2013	2012
Cost of sales		—	—	1
Selling, general and administrative expenses		1	—	(2)
Finance costs	29.1	22	14	12
Income from investments	29.2	(28)	—	(3)

Total		(5)	14	8

31.	EARNINGS PER SHARE (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group’s parent entity by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

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

Approximately 2 581 424, 3 982 153, 4 581 153 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2014, 2013 and 2012, respectively, as their effect was anti-dilutive because their average exercise price was higher than the average market price during the year.

Basic and diluted earnings per share for 2014, 2013 and 2012 were as follows:

(in millions of €, except numbers of shares and earnings per share)	2014	2013	2012
Net profit from continuing operations	189	272	297
Net profit (loss) from continuing operations attributable to non-controlling interests	1	3	(2)

Group share in net profit from continuing operations for basic and diluted earnings	188	269	299
Result from discontinued operations, net of tax	(99)	(90)	(194)

Group share in net profit for basic and diluted earnings	89	179	105

Weighted average number of ordinary shares outstanding	101 434 118	101 029 095	100 777 257
Adjusted for dilutive effect of share-based awards	502 669	537 646	356 326

Weighted average number of diluted ordinary shares outstanding	101 936 787	101 566 741	101 133 583

Basic earnings per ordinary share (in €):
From continuing operations	1.85	2.65	2.96
From discontinued operations	(0.97)	(0.89)	(1.92)

Basic EPS attributable to the equity holders of the Group	0.88	1.77	1.04
Diluted earnings per ordinary share (in €):
From continuing operations	1.84	2.64	2.95
From discontinued operations	(0.97)	(0.88)	(1.91)

Diluted EPS attributable to the equity holders of the Group	0.87	1.76	1.04

32.	RELATED PARTY TRANSACTIONS

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

Compensation of members of the Board of Directors

The individual Directors’ remuneration granted for the fiscal years 2014, 2013 and 2012 is set forth in the “Corporate Governance” section of this annual report. The total gross remuneration of Directors, before deduction of withholding taxes, is as follows:

(in thousands of €)	2014	2013	2012
Total remuneration non-executive Directors	1 121	985	998
Executive Director
Pierre-Olivier Beckers-Vieujant (1)	—	80	80

Total	1 121	1 065	1 078

(1)	The amounts solely relate to his remuneration as Executive Director and do not include his compensation as CEO. His director remuneration for 2014 is included in the total remuneration for non-executive directors.

Compensation of members of the Executive Committee

The table below sets forth the number of performance and restricted stock unit awards, stock options and warrants granted by the Group during 2014, 2013 and 2012 to its Executive Committee. For more details on the share-based incentive plans, see Note 21.3.

	2014	2013	2012
Performance stock unit awards (1)	89 850	32 359	—
Restricted stock unit awards	—	—	62 349
Stock options and warrants	—	280 974	527 737

(1)	Performance stock unit awards, expressed in Delhaize Group shares, include 44 207 units awarded in the U.S. and 45 643 in Europe.

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

The aggregate compensation for the members of Executive Committee recognized in the income statement is summarized hereafter.

Amounts are gross before deduction of withholding taxes and social security contributions due by the employees and include social security contributions due by the Company. They do not include the compensation of the former CEO as director of the Company that is separately disclosed above.

In 2014, the aggregate compensation includes the pro-rata share of compensation and termination benefits for two members of the Executive Committee who left the Company in 2014, and the pro-rata share of compensation for one new Executive Committee member who joined the Executive Committee in 2014 and subsequently left the company also in 2014.

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

(in millions of €)	2014	2013	2012
Short-term benefits (1)	8	9	8
Retirement and post-employment benefits (2)	1	1	1
Other long-term benefits (3)	—	1	1
Termination benefits	4	17	1
Share-based compensation	2	3	3

Total compensation expense recognized in the income statement	15	31	14

(1)	Short-term benefits include base salary and other short-term benefits, the annual bonus payable during the subsequent year for performance achieved during the respective years and the portion recognized in 2013 and 2014 of retention bonuses granted in 2013 and paid in 2014 to certain members of the Executive Committee.
(2)	The members of the Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

Upon his resignation in 2013, Roland Smith, who was a member of the Executive Committee until September 4, 2013, exercised 300 000 warrants and the vesting of his restricted stock units (40 000) was accelerated. He subsequently sold 320 360 shares to Delhaize Group.

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

As of December 31, 2014, purchase obligations were €156 million (2013: €155 million and 2012: €164 million), of which €38 million related to the acquisition of predominantly property, plant and equipment and for an insignificant amount intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34.	CONTINGENCIES AND FINANCIAL GUARANTEES

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings (individually or in the aggregate) that is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any currently pending litigation or litigation which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2014, 2013 and 2012, Delhaize Group expects continued audit activity in 2015. While the ultimate outcome of tax audits is not certain, the Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of our filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business.

In this context, in 2007, representatives of the Belgian Competition Authority visited Delhaize Belgium’s procurement department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a national investigation affecting several companies active in Belgium in the supply and retail sale of health and beauty products and other household goods. In 2012, the Auditor to the Belgian Competition Authority issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, alleging coordination of price increases for certain health and beauty products sold in Belgium from 2002 to 2007. In 2013, Delhaize Belgium and other retailers lodged an appeal against the decision of the Auditor to utilize certain documents seized during the visits to Zellik and other companies’ facilities. The decision of the Court of Appeal of Brussels is pending. According to Belgian legislation, fines for competition law infringements are calculated on the revenues of the products affected by the alleged infringement in the last full year of the alleged coordination activities, capped at 10% of the Group’s annual Belgian revenues in the year preceding the decision of the Competition Authority. There are many variables and uncertainties associated with the application of the relevant legislation to the facts and circumstances of this investigation, regardless of the outcome of the procedural appeal pending before the Court of Appeal. A decision on the merits of the matter by the Authority would likely not occur before the end of 2015, and, under current Belgian legislation, the parties have the right to appeal an adverse decision of the Authority in court. Consequently, the Group currently does not have sufficient information available to make a reliable estimate of any possible financial impact or the timing thereof.

In a shareholders’ matter related to the Group’s wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. A decision on the merits of the matter by the Court of First Instance of Athens is not expected to occur before 2016, and the parties have the right to appeal an adverse decision of such Court.

Following the closing of Delhaize Group’s agreed sales of Sweetbay, Harveys and Reid’s and the planned sale of Bottom Dollar Food, Delhaize Group provides guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated under the terms of the contract to the landlords.

The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, as of December 31, 2014. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

(in millions of €)	2015	2016	2017	2018	2019	Thereafter	Total
Finance leases
Future minimum lease payments	14	14	14	14	14	120	190
Less amount representing interest	(10)	(10)	(10)	(9)	(9)	(47)	(95)

Present value of minimum lease payments	4	4	4	5	5	73	95
Operating leases
Future minimum lease payments (for non-cancellable leases)	20	20	19	17	15	109	200

In addition, at December 31, 2014, Delhaize Group issued other financial guarantees for a total amount of €2 million.

35.	SUBSEQUENT EVENTS

In February 2015, we issued 266,852 new shares for a consideration of €19 million to satisfy the exercise of warrants.

During the first quarter of 2015, we completed a tender offer for cash and purchased (i) $278 million on the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million on the 4.125% senior notes due 2019 at a price of 107.07%. During 2015, this transaction results in a one-time charge to profit and loss of approximately €40 million. Existing hedge relationships relating to these notes, if any, were adjusted prospectively.

36.	LIST OF CONSOLIDATED COMPANIES AND JOINT VENTURES

36.1	Fully Consolidated

		Ownership interest in %
		2014	2013	2012
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Alliance Wholesale Solutions, LLC(2)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A	—	100.0	100.0
Anadrasis S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	100.0
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	—	100.0
ATTM Consulting and Commercial, Ltd.	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	—	—	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Centar za obuchenie i prekvalifikacija EOOD(3)	Bitolya 1A str, Varna, Bulgaria	—	100.0	100.0
C Market a.d. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	75.5	75.4	75.4
Delhaize Albania SHPK	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	—	—	100.0
Delhaize America Distribution, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Supply Chain Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Delhaize America Transportation, LLC (previously Hannaford Trucking Company)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Delhaize BH d.o.o. Banja Luka(3)	Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina	—	100.0	100.0
Delhaize Digital Services Ltd(4)	10-18 Union Street, SE1 1SZ London, United Kingdom	100.0	—	—
Delhaize Distribution Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Finance B.V.(1)	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	—	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0

		Ownership interest in %
		2014	2013	2012
Delhaize Montenegro d.o.o. Podgorica	Josipa Broza Tita 23a, 81 000 Podgorica, Montenegro	—	—	100.0
Delhaize Serbia d.o.o. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	100.0
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delzon NV (previously Van Esch NV)(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	—	—
Difraco BVBA(4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	—	—
Dofalex SCSA(1)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	—
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ela d.o.o. Kotor	Trg od oruzja bb, Kotor, Montenegro	—	—	100.0
FL Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0
Fourth Retained Subsidiary, LLC(3)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	—
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co., LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	—	100.0
Hannbro Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	—	100.0
Harvey’s Stamping Company, LLC(2)	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	—	100.0	100.0
Holding and Food Trading Company Single Partner LLC(1)	81, Spaton Avenue, Gerakas, Athens, Greece	—	100.0	100.0
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership(1)	81, Spaton Avenue, Gerakas, Athens, Greece	—	100.0	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	100.0	100.0	100.0
J.H. Harveys Co., LLC(1)	727 South Davis Street, Nashville, GA 31639, U.S.A	—	100.0	100.0
Kash n’ Karry Food Stores, LLC(1)	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	—	100.0	100.0
Kingo NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Leoburg NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Liberval SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	—	100.0
Lion Lux Finance S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Lion Real Estate Albania SHPK	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	100.0	100.0

		Ownership interest in %
		2014	2013	2012
Lion Retail Holding S.à r.l.	Rue d’Olm 51, Z.I., 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Lithia Springs Holdings, LLC	P.O. Box 517, Ochlocknee, GA 31773, U.S.A.	60.0	60.0	60.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Martin’s Foods of South Burlington, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L.	39-49 Nicolae Titulescu Avenue, 1st district, Bucharest, Romania	—	—	99.2
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	—	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Oxon Run Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	75.0	75.0	75.0
Piccadilly AD(3)	Istoria Slavyanobulgarska Street 21A, 1220 Sofia, Bulgaria	—	100.0	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.(5)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Retained Subsidiary One, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	—
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Second Retained Subsidiary, LLC(3)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	—
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	100.0	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	—	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Superb Beverage Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	0.0	0.0	0.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Third Retained Subsidiary, LLC(3)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	100.0	—
TP Srbija a.d. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	100.0	100.0
TP Stadel d.o.o. Kragujevac(1)	Crvenog barjaka bb, 34000 Kragujevac, Serbia	—	100.0	100.0
Vadec NV(4)	Rue Osseghem 53, 1080 Brussels, Belgium	100.0	—	—
Victory Distributors, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Zvezdara a.d. Beograd	Živka Davidovića 64, Beograd, Serbia	68.2	68.2	68.2

(1)	Merged into a group company during 2014.
(2)	Liquidated in 2014.
(3)	Sold in 2014.
(4)	Newly created or acquired company during 2014.
(5)	Merged into a group company during 2015.

36.2	Joint Venture

		Ownership Interest in %
		2014	2013	2012
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71-73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

Super Indo is accounted for as a joint venture applying the “equity method”, as Delhaize Group shares control with another party (see Note 2.3). The table below reflects summarized IFRS financial information of Super Indo (stand alone), adjusted for differences in accounting policies between the Group and Super Indo:

	December 31,
(in millions of €)	2014	2013	2012
Balance Sheet
Non-current assets	45	33	38
Current assets	64	57	54
Non-current liabilities	4	2	2
Current liabilities	45	41	35

Net Assets	60	47	55
Group’s carrying amount of the investment	30	24	28

Statement of Comprehensive Income
Profit before taxes and discontinued operations	9	8	9
Net profit from continuing operations	8	7	7
Other comprehensive income	5	(14)	(4)
Total comprehensive income	13	(7)	3

37.	Guarantor Subsidiaries

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize “The Lion” Nederland B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2014, 2013 and 2012 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions. As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., Victory Distributors, LLC, Bottom Dollar Food Northeast, LLC, Delhaize America Shared Services Group, LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Delhaize America Transportation, LLC (f/k/a Hannaford Trucking Company), Delhaize America Supply Chain Services, Inc.

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2014

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 697	13 360	3 491	(187)	21 361
Cost of sales	(3 844)	(9 898)	(2 667)	187	(16 222)
Gross profit	853	3 462	824	—	5 139
Other operating income	29	57	108	(75)	119
Selling, general and administrative expenses	(827)	(2 977)	(774)	75	(4 503)
Other operating expenses	(145)	(17)	(170)	—	(332)
Operating profit	(90)	525	(12)	—	423
Finance costs	(201)	(247)	106	154	(188)
Income from investments	2	93	254	(333)	16
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	285	—	—	(285)	—
Profit before taxes and discontinued operations	(4)	371	352	(464)	255
Income tax expense	93	(90)	(69)	—	(66)
Net profit from continuing operations	89	281	283	(464)	189
Result from discontinued operations (net of tax)	—	(76)	(23)	—	(99)
Net profit	89	205	260	(464)	90
Net profit (loss) attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	89	205	259	(464)	89

Other comprehensive income	2	176	243	—	421
Total comprehensive income	91	381	503	(464)	511

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 870	12 536	3 365	(178)	20 593
Cost of sales	(3 917)	(9 259)	(2 581)	178	(15 579)
Gross profit	953	3 277	784	—	5 014
Other operating income	34	56	117	(80)	127
Selling, general and administrative expenses	(852)	(2 838)	(737)	80	(4 347)
Other operating expenses	(17)	(42)	(198)	—	(257)
Operating profit	118	453	(34)	—	537
Finance costs	(172)	(255)	(36)	270	(193)
Income from investments	3	45	320	(359)	9
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	217	—	—	(217)	—
Profit before taxes and discontinued operations	166	243	254	(306)	357
Income tax expense	13	(55)	(43)	—	(85)
Net profit from continuing operations	179	188	211	(306)	272
Result from discontinued operations (net of tax)	—	(49)	(41)	—	(90)
Net profit	179	139	170	(306)	182
Net profit (loss) attributable to non-controlling interests	—	—	3	—	3
Net profit attributable to equity holders of the Group (Group share in net profit)	179	139	167	(306)	179

Other comprehensive income	10	(70)	(109)	—	(169)
Total comprehensive income	189	69	61	(306)	13

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 725	12 767	3 183	(161)	20 514
Cost of sales	(3 792)	(9 404)	(2 451)	161	(15 486)
Gross profit	933	3 363	732	—	5 028
Other operating income	30	57	115	(88)	114
Selling, general and administrative expenses	(803)	(2 870)	(707)	88	(4 292)
Other operating expenses	(13)	(146)	(117)	—	(276)
Operating profit	147	404	23	—	574
Finance costs	(250)	(241)	(34)	283	(242)
Income from investments	6	64	357	(411)	16
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	182	—	—	(182)	—
Profit before taxes and discontinued operations	85	227	350	(310)	352
Income tax expense	20	(22)	(53)	—	(55)
Net profit from continuing operations	105	205	297	(310)	297
Result from discontinued operations (net of tax)	—	(50)	(144)	—	(194)
Net profit	105	155	153	(310)	103
Net profit (loss) attributable to non-controlling interests	—	—	(2)	—	(2)
Net profit attributable to equity holders of the Group (Group share in net profit)	105	155	155	(310)	105

Other comprehensive income	(8)	(19)	(128)	—	(155)
Total comprehensive income	97	136	25	(310)	(52)

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2014

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 670	320	—	3 147
Intangible assets	137	541	85	—	763
Property, plant and equipment	613	2 120	1 282	—	4 015
Investment property	—	67	17	—	84
Investment in subsidiaries	8 741	8 715	2 124	(19 580)	—
Investments accounted for using equity method	—	—	30	—	30
Investment in securities	—	8	—	—	8
Other financial assets	—	3	4 440	(4 422)	21
Deferred tax assets	—	—	46	—	46
Derivative instruments	107	—	—	(98)	9
Other non-current assets	17	23	12	(3)	49
Total non-current assets	9 772	14 147	8 356	(24 103)	8 172
Inventories	195	952	252	—	1 399
Receivables	448	94	136	(55)	623
Income tax receivables	1	—	2	—	3
Investment in securities	—	—	149	—	149
Other financial assets	188	—	613	(783)	18
Derivative instruments	—	—	2	—	2
Prepaid expenses	24	40	8	—	72
Other current assets	2	19	53	(45)	29
Cash and cash equivalents	48	326	1 524	(298)	1 600
Assets classified as held for sale	—	57	3	—	60
Total current assets	906	1 488	2 742	(1 181)	3 955
Total assets	10 678	15 635	11 098	(25 284)	12 127

Shareholders’ equity	5 447	10 084	9 496	(19 580)	5 447
Non-controlling interests	—	—	6	—	6
Total equity	5 447	10 084	9 502	(19 580)	5 453
Long-term debt	3 202	3 421	—	(4 422)	2 201
Obligations under finance lease	51	388	39	(3)	475
Deferred tax liabilities	8	252	42	—	302
Derivative instruments	—	—	124	(98)	26
Provisions	100	164	168	—	432
Other non-current liabilities	6	40	12	—	58
Total non-current liabilities	3 367	4 265	385	(4 523)	3 494
Short-term borrowings	445	—	187	(632)	—
Long-term debt - current	150	1	—	(150)	1
Obligations under finance lease - current	12	58	—	(1)	69
Bank overdrafts	173	—	125	(298)	—
Provisions	83	65	40	—	188
Income taxes payable	3	42	32	—	77
Accounts payable	763	680	724	(55)	2 112
Accrued expenses	208	276	70	(29)	525
Other current liabilities	27	124	33	(16)	168
Total current liabilities	1 864	1 246	1 211	(1 181)	3 140
Liabilities associated with assets classified as held for sale	—	40	—	—	40
Total liabilities	5 231	5 552	1 596	(5 705)	6 674
Total liabilities and equity	10 678	15 635	11 098	(25 284)	12 127

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 349	453	—	2 959
Intangible assets	127	494	111	—	732
Property, plant and equipment	610	2 129	1 234	—	3 973
Investment property	—	78	22	—	100
Investment in subsidiaries	8 422	8 044	2 291	(18 757)	—
Investments accounted for using equity method	—	—	24	—	24
Investment in securities	—	8	—	—	8
Other financial assets	1	4	3 946	(3 930)	21
Deferred tax assets	—	—	71	—	71
Derivative instruments	57	—	10	(66)	1
Other non-current assets	14	19	12	(4)	41
Total non-current assets	9 388	13 125	8 174	(22 757)	7 930
Inventories	192	910	251	—	1 353
Receivables	431	107	134	(54)	618
Income tax receivables	1	—	3	—	4
Investment in securities	—	—	126	—	126
Other financial assets	200	—	1 194	(1 369)	25
Derivative instruments	—	40	—	—	40
Prepaid expenses	29	32	9	—	70
Other current assets	3	20	58	(52)	29
Cash and cash equivalents	53	395	1 153	(452)	1 149
Assets classified as held for sale	—	247	3	—	250
Total current assets	909	1 751	2 931	(1 927)	3 664
Total assets	10 297	14 876	11 105	(24 684)	11 594

Shareholders’ equity	5 068	9 439	9 318	(18 757)	5 068
Non-controlling interests	—	—	5	—	5
Total equity	5 068	9 439	9 323	(18 757)	5 073
Long-term debt	3 171	2 770	—	(3 930)	2 011
Obligations under finance lease	48	422	30	(4)	496
Deferred tax liabilities	98	299	46	—	443
Derivative instruments	18	—	56	(66)	8
Provisions	49	161	145	—	355
Other non-current liabilities	5	38	21	—	64
Total non-current liabilities	3 389	3 690	298	(4 000)	3 377
Short-term borrowings	448	—	200	(648)	—
Long-term debt - current	434	514	—	(720)	228
Obligations under finance lease - current	10	49	1	(1)	59
Bank overdrafts	—	4	452	(452)	4
Derivative instruments	2	—	1	—	3
Provisions	6	50	34	—	90
Income taxes payable	4	16	24	—	44
Accounts payable	672	699	676	(54)	1 993
Accrued expenses	238	256	69	(37)	526
Other current liabilities	26	101	27	(15)	139
Total current liabilities	1 840	1 689	1 484	(1 927)	3 086
Liabilities associated with assets classified as held for sale	—	58	—	—	58
Total liabilities	5 229	5 437	1 782	(5 927)	6 521
Total liabilities and equity	10 297	14 876	11 105	(24 684)	11 594

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 458	574	—	3 189
Intangible assets	118	544	186	—	848
Property, plant and equipment	610	2 510	1 194	—	4 314
Investment property	—	94	22	—	116
Investment in subsidiaries	8 789	8 763	2 267	(19 819)	—
Investments accounted for using equity method	—	—	28	—	28
Investment in securities	—	11	—	—	11
Other financial assets	1	3	4 668	(4 653)	19
Deferred tax assets	—	—	89	—	89
Derivative instruments	104	49	—	(92)	61
Other non-current assets	6	20	30	(6)	50
Total non-current assets	9 785	14 452	9 058	(24 570)	8 725
Inventories	190	963	238	—	1 391
Receivables	444	117	136	(65)	632
Income tax receivables	—	18	3	—	21
Investment in securities	—	—	93	—	93
Other financial assets	237	—	672	(909)	—
Prepaid expenses	25	32	17	—	74
Other current assets	3	22	68	(52)	41
Cash and cash equivalents	50	186	913	(229)	920
Assets classified as held for sale	—	2	16	—	18
Total current assets	949	1 340	2 156	(1 255)	3 190
Total assets	10 734	15 792	11 214	(25 825)	11 915

Shareholders’ equity	5 184	10 232	9 587	(19 819)	5 184
Non-controlling interests	—	—	2	—	2
Total equity	5 184	10 232	9 589	(19 819)	5 186
Long-term debt	3 563	3 403	—	(4 653)	2 313
Obligations under finance lease	52	538	27	(5)	612
Deferred tax liabilities	104	402	60	—	566
Derivative instruments	4	6	92	(92)	10
Provisions	64	146	165	—	375
Other non-current liabilities	2	41	28	(1)	70
Total non-current liabilities	3 789	4 536	372	(4 751)	3 946
Short-term borrowings	375	—	236	(611)	—
Long-term debt - current	370	1	81	(296)	156
Obligations under finance lease - current	12	50	2	(2)	62
Bank overdrafts	78	—	151	(229)	—
Derivative instruments	4	—	—	—	4
Provisions	—	54	34	—	88
Income taxes payable	5	—	14	—	19
Accounts payable	673	627	634	(65)	1 869
Accrued expenses	215	189	70	(37)	437
Other current liabilities	29	103	27	(15)	144
Total current liabilities	1 761	1 024	1 249	(1 255)	2 779
Liabilities associated with assets classified as held for sale	—	—	4	—	4
Total liabilities	5 550	5 560	1 625	(6 006)	6 729
Total liabilities and equity	10 734	15 792	11 214	(25 825)	11 915

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2014

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	89	205	259	(464)	89
Net profit attributable to non-controlling interests	—	—	1	—	1
Adjustment for equity in earnings of subsidiaries	(285)	—	—	285	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	123	376	94	—	593
Impairment losses	1	134	171	—	306
Allowance for losses on accounts receivable	5	1	2	—	8
Share–based compensation	3	9	—	—	12
Income taxes	(93)	42	69	—	18
Finance costs	201	256	(105)	(154)	198
Income from investments	(2)	(102)	(254)	333	(25)
Other non–cash items	6	(7)	(2)	—	(3)
Changes in operating assets and liabilities:
Inventories	(4)	98	(17)	—	77
Receivables	(20)	23	(4)	(2)	(3)
Prepaid expenses and other assets	1	2	(3)	(1)	(1)
Accounts payable	91	(102)	74	2	65
Accrued expenses and other liabilities	(17)	15	10	1	9
Provisions	133	(23)	6	—	116
Interest paid	(156)	(234)	(37)	239	(188)
Interest received	2	4	246	(239)	13
Income taxes paid	—	(98)	(36)	—	(134)
Net cash provided by operating activities	78	599	470	—	1 147
Investing activities
Capital contributions in subsidiaries	(31)	—	—	31	—
Capital reductions in subsidiaries	205	—	—	(205)	—
Business acquisitions, net of cash and cash equivalents acquired	—	(8)	(12)	—	(20)
Business disposals, net of cash and cash equivalents disposed	—	171	(4)	—	167
Purchase of tangible assets	(91)	(254)	(183)	—	(528)
Purchase of intangible assets	(48)	(27)	(3)	—	(78)
Sale of tangible and intangible assets	1	50	17	—	68
Dividends from investments under the equity method	215	89	89	(393)	—

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Sale and maturity of (investment in) debt securities, net	—	1	(3)	—	(2)
Sale and maturity of (investment in) term deposits, net	—	—	9	—	9
Sale and maturity (purchase) of other financial assets	13	—	468	(480)	1
Net cash used in investing activities	264	22	378	(1 047)	(383)
Financing activities
Proceeds from the exercise of share warrants and stock options	30	(6)	—	—	24
Capital contributions received	—	—	31	(31)	—
Capital reductions	—	(205)	—	205	—
Purchase of treasury shares	(10)	—	—	—	(10)
Dividends paid by parent	(158)	—	—	—	(158)
Dividends paid by subsidiaries	—	(201)	(192)	393	—
Borrowing under long–term loans, net of financing costs	200	236	1	(426)	11
Repayment of long–term loans	(598)	(522)	(1)	896	(225)
Repayment of lease obligations	(2)	(51)	(2)	1	(54)
Borrowings (repayments) of short–term loans, net	(3)	—	(13)	16	—
Settlement of derivative instruments	21	8	—	—	29
Net cash provided by (used in) financing activities	(520)	(741)	(176)	1 054	(383)
Effect of foreign currency translation	—	53	26	(7)	72
Net increase in cash and cash equivalents	(178)	(67)	698	—	453
Cash and cash equivalents at beginning of period	53	393 (1)	701	—	1 147 (1)
Cash and cash equivalents at end of period	(125)	326	1 399	—	1 600

(1)	Included €2 million in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	179	139	167	(306)	179
Net profit attributable to non-controlling interests	—	—	3	—	3
Adjustment for equity in earnings of subsidiaries	(217)	—	—	217	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	115	391	93	—	599
Impairment losses	2	22	207	—	231
Allowance for losses on accounts receivable	8	4	3	—	15
Share–based compensation	3	13	—	—	16
Income taxes	(13)	28	45	—	60
Finance costs	172	272	36	(269)	211
Income from investments	(3)	(44)	(321)	358	(10)
Other non–cash items	—	(9)	1	—	(8)
Changes in operating assets and liabilities:
Inventories	(1)	(57)	(17)	—	(75)
Receivables	4	2	3	(10)	(1)
Prepaid expenses and other assets	(13)	(7)	7	1	(12)
Accounts payable	5	102	46	10	163
Accrued expenses and other liabilities	15	102	(1)	(1)	115
Provisions	6	7	(16)	—	(3)
Interest paid	(158)	(245)	(42)	247	(198)
Interest received	3	—	256	(247)	12
Income taxes paid	(1)	(78)	(29)	—	(108)
Net cash provided by operating activities	106	642	437	—	1 185
Investing activities
Capital contributions in subsidiaries	197	—	—	(197)	—
Business acquisitions, net of cash and cash equivalents acquired	—	—	10	3	13
Business disposals, net of cash and cash equivalents disposed	14	—	4	(3)	15
Purchase of tangible assets	(98)	(242)	(146)	—	(486)
Purchase of intangible assets	(42)	(34)	(3)	—	(79)
Sale of tangible and intangible assets	1	23	9	—	33
Dividends from investments under the equity method	199	44	44	(287)	—
Sale and maturity of (investment in) debt securities, net	—	2	(45)	—	(43)

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Sale and maturity of (investment in) term deposits, net	—	—	(13)	—	(13)
Sale and maturity (purchase) of other financial assets	37	—	117	(166)	(12)
Net cash used in investing activities	308	(207)	(23)	(650)	(572)
Financing activities
Proceeds from the exercise of share warrants and stock options	34	(12)	—	(10)	12
Capital contributions received	—	—	(197)	197	—
Purchase of treasury shares	(14)	(11)	—	10	(15)
Dividends paid by parent	(142)	—	—	—	(142)
Dividends paid by subsidiaries	—	(136)	(151)	287	—
Borrowing under long–term loans, net of financing costs	—	7	—	—	7
Repayment of long–term loans	(280)	(8)	(81)	201	(168)
Repayment of lease obligations	(3)	(50)	(1)	2	(52)
Borrowings (repayments) of short–term loans, net	73	—	(36)	(37)	—
Settlement of derivative instruments	(1)	—	—	—	(1)
Net cash used in financing activities	(333)	(210)	(466)	650	(359)
Effect of foreign currency translation	—	(18)	(10)	—	(28)
Net increase (decrease) in cash and cash equivalents	81	207	(62)	—	226
Cash and cash equivalents at beginning of period	(28)	186	763 (1)	—	921 (1)
Cash and cash equivalents at end of period	53	393 (2)	701	—	1 147 (2)

(1)	Included €1 million in assets classified as held for sale.
(2)	Includes €2 million in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2012

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	105	155	155	(310)	105
Net profit attributable to non-controlling interests	—	—	(2)	—	(2)
Adjustment for equity in earnings of subsidiaries	(182)	—	—	182	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	113	445	90	—	648
Impairment losses	2	63	223	—	288
Allowance for losses on accounts receivable	1	—	2	—	3
Share–based compensation	2	11	—	—	13
Income taxes	(20)	(8)	49	—	21
Finance costs	250	256	36	(283)	259
Income from investments	(6)	(64)	(357)	411	(16)
Other non–cash items	9	(19)	(5)	—	(15)
Changes in operating assets and liabilities:
Inventories	42	253	(2)	—	293
Receivables	36	30	4	4	74
Prepaid expenses and other assets	(24)	5	(10)	(1)	(30)
Accounts payable	20	(30)	63	(3)	50
Accrued expenses and other liabilities	39	(58)	19	—	—
Provisions	3	53	(16)	—	40
Interest paid	(205)	(243)	(42)	261	(229)
Interest received	3	—	263	(257)	9
Income taxes paid	6	(86)	(25)	—	(105)
Net cash provided by operating activities	194	763 (1)	441	4	1 402
Investing activities
Capital contributions in subsidiaries	(509)	—	—	509	—
Business acquisitions, net of cash and cash equivalents acquired	(3)	—	(14)	5	(12)
Business disposals, net of cash and cash equivalents disposed	8	—	—	(5)	3
Purchase of tangible assets	(122)	(308)	(159)	—	(589)
Purchase of intangible assets	(41)	(46)	(5)	—	(92)
Sale of tangible and intangible assets	1	10	28	—	39
Dividends from investments under the equity method	476	64	64	(604)	—

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Sale and maturity of (investment in) debt securities, net	—	2	(3)	—	(1)
Sale and maturity (purchase) of other financial assets	5	—	(90)	107	22
Net cash used in investing activities	(185)	(278)	(179)	12	(630)
Financing activities
Proceeds from the exercise of share warrants and stock options	4	(2)	—	(3)	(1)
Capital contributions received	—	—	509	(509)	—
Purchase of treasury shares	—	(3)	—	3	—
Purchase of non-controlling interests	(1)	—	(22)	—	(23)
Dividends paid by parent	(180)	—	—	—	(180)
Dividends paid by subsidiaries	—	(303)	(301)	604	—
Borrowing under long–term loans, net of financing costs	620	—	—	—	620
Repayment of long–term loans	(612)	(89)	(101)	238	(564)
Repayment of lease obligations	(3)	(52)	—	1	(54)
Borrowings (repayments) of short–term loans, net	254	—	36	(350)	(60)
Settlement of derivative instruments	5	—	(6)	—	(1)
Net cash provided by (used in) financing activities	87	(449)	115	(16)	(263)
Effect of foreign currency translation	—	2	(9)	—	(7)
Net increase in cash and cash equivalents	96	38	368	—	502
Cash and cash equivalents at beginning of period	(124)	148	395	—	419
Cash and cash equivalents at end of period	(28)	186	763 (1)	—	921 (1)

(1)	Included €1 million in assets classified as held for sale.

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

Exhibit No.	Description

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.11	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.12 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.13	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.14	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.15	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.16	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.3	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.4	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013)

4.5	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

Exhibit No.	Description

4.6	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.7	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.11 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.8	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.12 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.9	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.13 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.10	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company (now known as Delhaize America Transportation, LLC), whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.14 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.11	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.12	Amendment to Second Amended and Restated Deposit Agreement dated February 19, 2014 by Citibank N.A. and Delhaize Group (incorporated by reference to Exhibit 4.17 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.13	Facility Agreement dated April 14, 2014 by and among, Delhaize Group SA/NV, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers, as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the original lenders (incorporated by reference to Exhibit 4.20 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2014)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F