Form 20-F
period 2015-12-31
DELHAIZE GROUP
filed 2016-04-22
CIK 930309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, without nominal value	104,004,952 (as of December 31, 2015)

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

GENERAL INFORMATION

References to “Delhaize Group” and to “the Company,” “our Company,” “Group,” “we,” “us” and “our” in this Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (this “Form 20-F Report”) are to Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and its consolidated entities, unless the context otherwise requires.

We are a Belgian international food retailer present in seven countries on three continents. We were founded in Belgium in 1867. Our principal activity is the operation of food supermarkets. As of December 31, 2015, we had a store network (which includes company-operated, affiliated and franchised stores) of 3,512 stores and employed approximately 154,000 people. We conduct our retail operations primarily through our businesses in (i) the United States, which we refer to as Delhaize America, (ii) Belgium and the Grand Duchy of Luxembourg, which we refer to collectively as Delhaize Belgium, (iii) Greece, Romania and Serbia, which we refer to collectively as Southeastern Europe, and (iv) Indonesia, which is included in the consolidated financial statements applying the equity method. Our ordinary shares are listed under the symbol “DELB” on the regulated market NYSE Euronext, Brussels. Our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing one quarter of one ordinary share, are listed on the New York Stock Exchange under the symbol “DEG.” Our website can be found at www.delhaizegroup.com.

The results of operations of our Company and those of our subsidiaries outside the United States are presented on a calendar-year basis. The fiscal year for our U.S. operations ends on the Saturday nearest December 31. The consolidated results of Delhaize Group for 2015, 2014, and 2013 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2016, for the 53 weeks ended January 3, 2015, and for the 52 weeks ended December 28, 2013. Our financial information includes all of the assets, liabilities, sales and expenses of all consolidated subsidiaries, i.e. over which we can exercise control.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Form 20-F Report. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out, and for us there is therefore no difference between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2015.

In March 2016, our Board of Directors proposed a gross dividend of €1.80 per share to be paid to owners of ordinary shares against coupon no. 54 on June 2, 2016. After deduction of 27% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.31 per share. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 26, 2016 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 2, 2016, is €188 million.

The euro is our presentation currency. The translations of euro (“EUR” or “€”) amounts into U.S. dollar (“USD” or “$”) amounts are included solely for the convenience of readers and have been made, unless otherwise noted, at the rate of exchange of EUR 1.00 = USD 1.0887, the reference rate of the European Central Bank on December 31, 2015. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate. For more information on foreign currency translation and presentation in this report, see Note 2.3 to the consolidated financial statements included in Item 18 of this Form 20-F Report.

Our address, telephone number and Internet address:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)

Square Marie Curie 40

1070 Brussels, Belgium

+32-2-412-2211

www.delhaizegroup.com

On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize Group into Ahold, with Ahold continuing as the surviving company in the merger (the “combined company” or “Ahold Delhaize”). Pursuant to the merger agreement, at the effective time of the merger, holders of ordinary shares of Delhaize Group will receive 4.75 ordinary shares of Ahold for each Delhaize Group ordinary share they own (the “exchange ratio”). The exchange ratio is fixed and will not be adjusted for changes in the market value of Ahold ordinary shares or Delhaize Group ordinary shares. The merger agreement also provides that holders of American Depositary Shares (“ADS”) of Delhaize Group will receive, at their election, an amount of Ahold ordinary shares or Ahold ADSs determined based on the exchange ratio and the number of Ahold ordinary shares and Delhaize Group ordinary shares represented by one Ahold ADS and one Delhaize Group ADS, respectively. Upon the consummation of the merger, the Delhaize Group ordinary shares will be delisted from Euronext Brussels, and the Delhaize Group ADSs will be delisted from the New York Stock Exchange. Delhaize Group shareholders will own approximately 39% of the combined company. Following the consummation of the merger, the combined company’s legal name will be “Koninklijke Ahold Delhaize N.V.” and one of the combined company’s trade names will be “Royal Ahold Delhaize”. Pending regulatory clearance, as well as other customary closing conditions, the merger is expected to be completed mid-2016.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form 20-F Report contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize Group, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize Group’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize Group’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize Group’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize Group to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize Group’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize Group may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under “Risk Factors” of Item 3 “Key Information” within this Form 20-F Report. Other important factors that could cause actual results to differ materially from our expectations are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. Neither Delhaize Group, nor any of its directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this Form 20-F Report, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize Group, or the market for the shares of Delhaize Group. The actual performance, the success and the development over time of the business activities of Delhaize Group may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this Form 20-F Report. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize Group does not assume any obligation to update any public information or forward-looking statement in this Form 20-F Report to reflect events or circumstances after the date of this Form 20-F Report, except as may be required by applicable laws.

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

Our presentation currency is the euro. U.S. dollar amounts contained in the income statement data, balance sheet data and other data tables below are provided solely for the convenience of the reader and have been calculated using the exchange rate of EUR 1.00 = USD 1.0887, the reference rate of the European Central Bank on December 31, 2015. Such translations should not be construed as representations that euro amounts could be converted into U.S. dollars at that or any other rate.

	Year Ended December 31,
	2015 USD	2015 EUR	2014 EUR	2013 EUR	2012(2) EUR	2011(2) EUR
	(in millions, except per share amounts)
INCOME STATEMENT DATA
Revenues	26,558	24,395	21,361	20,593	20,514	19,348
Operating profit	758	696	423	537	574	817
Profit before taxes and discontinued operations	507	466	255	357	352	654
Net profit from continuing operations	402	369	189	272	297	495
Net profit	400	367	90	182	103	472
Net profit attributable to equity holders of the Group	399	366	89	179	105	472
Cash dividends paid(1)	179	165	158	142	180	173
Basic earnings per share from continuing operations	3.91	3.59	1.85	2.65	2.96	4.92
Diluted earnings per share from continuing operations	3.89	3.56	1.84	2.64	2.95	4.89
Basic earnings per share	3.87	3.57	0.88	1.77	1.04	4.69
Diluted earnings per share	3.85	3.54	0.87	1.76	1.04	4.65

	December 31,
	2015 USD	2015 EUR	2014 EUR	2013 EUR	2012(2) EUR	2011(2) EUR
	(in millions)
BALANCE SHEET DATA
Current assets	4,444	4,082	3,955	3,664	3,190	3,107
Total assets	14,188	13,032	12,127	11,594	11,915	12,274
Short-term borrowings	—	—	—	—	—	60
Long-term debt	2,122	1,949	2,201	2,011	2,313	2,325
Long-term obligations under finance lease	523	480	475	496	612	689
Share capital	57	52	51	51	51	51
Shareholders’ equity	6,716	6,168	5,447	5,068	5,184	5,408
Non-controlling interests	3	3	6	5	2	5

	2015 USD	2015 EUR	2014 EUR	2013 EUR	2012 EUR	2011 EUR
	(in millions except for store count)
OTHER DATA
Store count at period end	—	3,512	3,468	3,534	3,451	3,408
Weighted average number of shares outstanding	—	102.6	101.4	101.0	100.8	100.7
Net cash provided by operating activities	1,386	1,274	1,147	1,185	1,402	1,100
Net cash used in investing activities	(860)	(791)	(383)	(572)	(630)	(1,257)
Net cash used in financing activities	(643)	(590)	(383)	(359)	(263)	(146)
Capital expenditures	(843)	(774)	(606)	(565)	(681)	(754)

(1)	We usually declare dividends once a year at our ordinary shareholders’ meeting following the fiscal year with respect to which the dividend relates. Dividends per share represent the dividend for the indicated fiscal year, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(2)	Comparative data has been restated to reflect (i) the reclassification of the banner Bottom Dollar Food and our Bulgarian and Bosnian and Herzegovinian operations to discontinued operations given their divestiture and (ii) the initial application of IFRIC 21.

Dividends

The following table sets forth, for the periods indicated, historical dividend information per ordinary share. The 2015 dividend was proposed by the Board of Directors but still must be approved by the shareholders at the Ordinary Shareholders’ Meeting of May 26, 2016. Each year indicated in the following table represents the fiscal year of Delhaize Group to which the dividend relates. Actual payment of the annual dividend for each fiscal year occurs following Delhaize Group’s ordinary shareholders’ meeting in the subsequent year. The amounts set forth below in U.S. dollars represent the gross dividend per the number of American Depositary Shares, or ADSs, equal to one ordinary share paid by the depositary to holders of Delhaize Group ADSs on the dividend payment date. Effective April 7, 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. The record date for ADR holders for payment of the dividend for the fiscal year 2015 is June 1, 2016 and the dividend payment date for those holders is June 2, 2016. The dividend amounts do not reflect any withholding taxes with respect to such dividends.

Dividend for Fiscal Year	Dividend per Delhaize Group Ordinary Share
	(amounts in EUR)	(amounts in USD)(1)
2015 (proposed dividend)	1.80	2.05
2014	1.60	1.80
2013	1.56	2.12
2012	1.40	1.83
2011	1.76	2.20

(1)	The dividends are translated into U.S. dollars at the exchange rate on each of the respective dividend payment dates for ADR holders. For the 2015 dividend, we used the reference rate of the European Central Bank of April 1, 2016 of €1.00 = $1.1432.

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

Exchange Rates

Our presentation currency is the euro. The euro to U.S. dollar exchange rate was EUR 1 = USD 1.0887 on December 31, 2015 based on the reference rate of the European Central Bank. The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate. The rate on April 1, 2016 was $1.1385 per euro.

The table below shows the average noon buying rate of the euro from 2011 to 2015.

Year ended December 31,	Average Rate(1)
2015	1.1032
2014	1.3210
2013	1.3303
2012	1.2909
2011	1.4002

(1)	The average of the noon buying rates of the euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Month	High	Low
March 2016	1.1390	1.0845
February 2016	1.1362	1.0868
January 2016	1.0964	1.0743
December 2015	1.1025	1.0573
November 2015	1.1026	1.0562
October 2015	1.1437	1.0963

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

Risks Related to Proposed Merger with Ahold

The merger is subject to regulatory approvals, consents and clearances in the jurisdictions in which we operate.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been received, in each case, under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and under applicable antitrust laws of the Kingdom of Belgium after the European Commission’s referral of the review of the merger to the Belgian Competition Authority, the Republic of Serbia and the Republic of Montenegro. The consummation of the merger might be delayed due to the time required to fulfil the second request or other requests for information by the relevant regulatory authorities. The terms and conditions of any antitrust approvals, consents and clearances that are ultimately granted may impose conditions, terms, obligations or restrictions, on the conduct of the combined company’s business. On July 31, 2015 and September 7, 2015, Delhaize Group and Ahold received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro, respectively. On October 22, 2015, the European Commission referred the review of the merger to the Belgian Competition Authority. In March 2016, Delhaize Group and Ahold announced that they had received regulatory clearance from the Belgian Competition Authority (“BCA”) with regard to the proposed merger of the two companies, subject to certain conditions. The BCA’s approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by the regulator. A limited number of future Ahold and Delhaize Group projects will also need to be divested. Regulatory review of the proposed merger is currently underway with the U.S. Federal Trade Commission (“FTC”). There can be no assurance that regulatory authorities will not impose unanticipated conditions, terms, obligations or restrictions and that, to the extent any such conditions, terms, obligations or restrictions are imposed, such conditions, terms, obligations or restrictions will not have the effect of delaying the consummation of the merger or imposing additional material costs on, or materially limiting, the revenues of the combined company following the consummation of the merger. In addition, neither Delhaize Group nor Ahold can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger.

The merger is subject to conditions set forth in the merger agreement, some of which are beyond Delhaize Group and Ahold’s control.

In addition to the required antitrust approvals, consents or clearances, the consummation of the merger is subject to a number of other conditions set forth in the merger agreement, some of which are beyond Delhaize Group’s and Ahold’s control and any of which may prevent, delay or otherwise materially adversely affect the consummation of the merger. The consummation of the merger is conditioned upon, among other conditions, the receipt of the requisite approvals of Delhaize Group’s and Ahold’s respective shareholders, the absence, withdrawal, resolution or lifting of any opposition by an Ahold creditor and the absence of any order, injunction, judgment, decree or other action by a governmental entity which would prohibit or make illegal the consummation of the merger in accordance with the terms of the merger agreement. Delhaize Group cannot predict whether or when these other conditions will be satisfied.

The merger may disrupt the Company’s current or future business relationships.

Parties with which Delhaize Group or its subsidiaries do business may experience uncertainty associated with the merger and related transactions, including with respect to current or future business relationships with Delhaize Group, its subsidiaries or the combined company. The business relationships of Delhaize Group or its subsidiaries may be subject to disruption as customers, suppliers and other persons with whom Delhaize Group or its subsidiaries have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Delhaize Group or its subsidiaries, as applicable, or consider entering into business relationships with parties other than Delhaize Group, its subsidiaries or the combined company. The circumstances described could have an adverse effect on the operating results, cash flows and financial position of Delhaize Group. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the consummation of the merger or termination of the merger agreement.

The merger may have an adverse effect on the Company’s ability to attract or retain management personnel and other key employees.

Delhaize Group depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. Current and prospective employees of Delhaize Group may experience uncertainty about their roles within the combined company following the consummation of the merger, which may have an adverse effect on the ability of Delhaize Group to attract or retain key management and other key personnel. Attrition risk is primarily noted within the Group Support Office in Brussels and office locations within the U.S.

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

We have substantial debt outstanding. At December 31, 2015, the carrying amount of the total consolidated financial debt (including finance leases) outstanding was approximately €2.5 billion, which represents approximately 20% of our consolidated balance sheet. Our level of debt could:

•	make it difficult for us to meet our payment obligations, including interest payments, when they come due;

•	limit our ability to raise additional financing to operate our business;

•	limit our financial flexibility in planning for and reacting to industry changes;

•	place us at a competitive disadvantage as compared to less leveraged companies;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing the availability of our cash flow for other purposes.

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

Higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to one with a lower average gross margin and result in slower inventory turnover and greater markdowns on inventory. Also, higher interest rates, higher fuel and other energy costs, transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rates fluctuations, higher tax rates and other changes in tax laws, capital controls, changes in other laws and regulations and other economic factors can increase our cost of sales and selling, general and administrative expenses, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of suppliers from whom we purchase goods, a factor that can result in an increase in the cost to us of the goods we sell to our customers. In Greece, we are exposed to the uncertain economic environment following the sovereign debt crisis, which may have an adverse impact on consumer spending and may cause us to impair assets related to our operations in Greece and record lower contributions from those assets in our operating results.

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

During 2015, 66% of our reported revenues (excluding discontinued operations) were generated through our U.S. operations. We depend in part on our U.S. operations, for dividends and other payments to generate the funds necessary to meet our financial obligations. Substantially all of our U.S. operations are located on the east coast of the United States. Consequently, our operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our results of operations may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

Increases in interest rates and/or a downgrade of our credit ratings could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt held by us and to the extent we raise debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rates on these short and medium term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally-recognized credit rating agencies, particularly to a level below investment grade, could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact our ability to grow our businesses by substantially increasing the cost of, or limiting access to, capital. Our senior unsecured credit ratings from Standard & Poor’s and Moody’s are BBB and Baa2, respectively.

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

Our success depends in part on our ability to attract and retain qualified personnel in all areas of our business, including executives to lead our business. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective labor agreements, increased healthcare costs, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our results of operations. A shortage of qualified employees may require us to increase our wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees. In addition, while we believe that relations with our employees are good, we cannot provide assurance that we will not become the target of future campaigns to unionize our employees or that such campaigns will not be successful. Also, we always face the risk that legislative bodies will approve laws that liberalize the procedures for union organization. If more of our workforce were to become unionized, it could affect our operating expenses. In 2015, our revenues in Belgium were impacted by strikes and disruptions following the announcement of our Transformation Plan in June 2014 (as discussed further in Item 5). Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

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

Our operations are conducted primarily in the U.S., Belgium and Greece and to a lesser extent in other parts of Europe outside the Eurozone, including Romania and Serbia. Although we report our consolidated results in euros, in 2015, we derived almost 72% of our revenues from operating companies that have non-euro functional currencies. The results of operations and the financial position of each of our entities outside the euro zone are accounted for in the relevant local currency and then translated into euros at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements, which are presented in euros (see also Note 2.3 in the consolidated financial statements with respect to translation of foreign currencies, being included under Item 18 in this Form 20-F Report). Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on our consolidated financial statements. These risks are monitored on a regular basis at a centralized level.

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

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our 2015 net profit would have increased/decreased by €3 million (€2 million in 2014 and €1 million in 2013). For additional information on exchange rate fluctuations, see “Item 3. Key Information — Selected Financial Data — Exchange Rates.” In 2015, 63% of our financial debt after cross-currency swaps was denominated in U.S. dollars while 75% of our EBITDA was generated in U.S. dollars.

Our exposure to fluctuations in foreign currency movements in our business operations is limited as each of our operating company’s purchases and sales are primarily denominated in their respective functional currencies.

We are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2015, the U.S. dollar had strengthened/weakened by 23% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2015 using a 95% confidence interval), our net profit (all other variables held constant) would have been €13 million higher/lower.

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

In 2014, Food Lion started to roll out its new strategy, centered on “Easy, Fresh and Affordable… You Can Count on Food Lion Everyday!” The strategy includes assortment changes, improvement at the check-outs and increased associate trainings to underline that the customer is at the center of what we do. While we expect this initiative to result in increased revenues, there can be no assurance that it will be successful and that we will be able to achieve the expected results.

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

Changes in local or international tax rules or unexpected outcomes with respect to jurisdictional audits of income tax filings could result in an adverse effect on our financial performance.

Changes in local or international tax rules may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which could adversely affect our financial condition and results of operations. In addition, as part of our ongoing business activity, we are regularly audited in the various jurisdictions in which we conduct business. While the ultimate outcome of these audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect our financial condition and results of operations.

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

Approximately 23% of the stores in our store network are franchised or affiliated. Approximately 10% of our revenues are generated from our franchise or affiliate activities and are part of wholesale revenues. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results. In addition, we have accounts receivables associated with our franchised and affiliated stores. If the operators of these stores do not operate successfully, we could be forced to write-off a portion of or all of the accounts receivables associated with such franchised and affiliated stores. In order to cover ourselves against this risk, we may enter into credit insurance.

Natural disasters and geopolitical events could adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis or pandemics, or other severe weather, whether as a result of climate change or otherwise, or geopolitical events, such as civil unrest or terrorist attacks in a country in which we operate or in which our suppliers are located, including attacks disrupting transportation systems, and the anticipation of any such attacks, the consequences of military responses, other military actions, or governmental action in response to or in anticipation of a terrorist attack, could adversely affect our operations and financial performance. Such events could result in physical damage to one or more of our properties, the temporary closure of one or more stores or distribution centers, the temporary lack of an adequate work force in a market, the temporary decrease in customers in an affected area, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores within a country in which we are operating and the temporary reduction in the availability of products in our stores. These factors could otherwise disrupt and adversely affect our operations and financial performance.

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

In a matter related to one of our operations, Mega Image in Romania, we have, since 2009, answered a series of questions sent by the Romanian Competition Authority to various suppliers and retailers operating in Romania in connection with an ongoing antitrust investigation. The questionnaires focused on the contractual and commercial relationships between the retailers and local food suppliers. During 2014, we received the Statement of Objections from the Romanian Competition Authority, which alleged that several retailers (including Mega Image) and suppliers were involved in possible competition infringements and recommended to the Romanian Competition Plenum to sanction the companies involved. We responded to the Statement of Objections and hearings in front of the Romanian Competition Plenum took place afterwards. In 2014, the Romanian Competition Plenum determined that Mega Image, some of its suppliers and other food retailers active in Romania had in its view infringed Romanian Competition Law through the alleged setting up of anticompetitive vertical agreements during the period of 2005-2009. The Romanian Competition Plenum in 2014 announced its intention to impose on Mega Image a fine of 1.05% of the total revenues achieved in 2013, and on April 27, 2015 provided to Mega Image a fully motivated decision. We have recognized a related provision of €5 million. Mega Image has lodged an appeal against the decision pending the decision of the Court of Appeal and obtained a temporary suspension of the payment.

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

Additional legal proceedings arise from time to time outside the ordinary course of business, for which outcomes could have an adverse effect on our financial condition and results of operations. In a shareholders’ matter related to our wholly-owned subsidiary in Greece, we were notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by us during the squeeze-out process that was approved by the

Hellenic Capital Markets Commission. We believe that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. We continue to assess the merits and any potential exposure of this claim and to vigorously defend ourselves. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. The decision of the Court of First Instance of Athens is expected in 2019.

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

Self-insurance reserves of €161 million are included as liabilities on the balance sheet as of December 31, 2015. More information on self-insurance can be found in Note 20.2 to the consolidated financial statements included in this Form 20-F Report.

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

We have defined benefit plans at several of our entities and a total of approximately 20% of our employees were covered by defined benefit plans at the end of 2015. Assumptions related to discount rates, inflation, interest crediting rate and future salary increases or mortality rates have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates, demographical situation and governmental regulations. Therefore, our funding requirements may change and additional contributions could be required in the future. If, as of a balance sheet date, the fair value of any plan assets of a defined benefit plan is lower than the defined benefit obligations (determined based on actuarial assumptions), we bear a theoretical “underfunding risk” at that moment in time. At the end of 2015, we recognized a net liability of €127 million to cover such underfunding. Details on our pension plans can be found in Note 21.1 to the consolidated financial statements included in this Form 20-F Report.

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

In June 2014, we announced a restructuring plan in Belgium, with related labor force and operational changes. The Belgium restructuring is designed to allow us to become more customer centric and efficient. While we expect this restructuring to allow us generate significant savings, there can be no assurance that the anticipated benefits of our restructuring will be fully realized.

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

The audit report included in this Form 20-F Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

We are a food retailer headquartered in Belgium with operations in seven countries on three continents — North America, Europe and Asia. At December 31, 2015, our store network (which includes company-operated, affiliated and franchised stores) consisted of 3,512 stores, and we employed approximately 154,000 people. In 2015, we recorded revenues of €24.4 billion and Group share in net profit of €366 million.

Our primary store format consists of food supermarkets. Our store network also includes other store formats such as proximity stores, cash and carry and specialty stores.

Delhaize Group SA is the parent company of a number of direct and indirect subsidiaries. A list of subsidiaries and related information is included in Note 37 to the consolidated financial statements included in Item 18 of this Form 20-F Report.

The following table sets forth, at the dates indicated, our store network in the United States, Belgium, Southeastern Europe and Asia:

Store Network (number of stores) per country

	At December 31,
	2015	2014(1)	2013
United States(1)	1,288	1,361	1,514
Belgium and Grand Duchy of Luxembourg	888	880	852
Greece	341	308	281
Romania	471	410	296
Serbia	396	387	381
Bulgaria	—	—	54
Bosnia and Herzegovina	—	—	39
Indonesia	128	122	117
Total	3,512	3,468	3,534

(1)	2014 includes 66 Bottom Dollar Food stores divested in 2015.

Revenues (in millions of €) per reportable segment

	At December 31,
	2015	2014	2013
United States(1)	16,038	13,360	12,536
Belgium(2)	4,983	4,919	5,072
SEE(3)	3,374	3,082	2,985
Total	24,395	21,361	20,593

(1)	The segment “United States” includes the banners Food Lion and Hannaford.
(2)	The segment “Belgium” includes our operations in Belgium and the Grand Duchy of Luxembourg.
(3)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania. Our operations in Indonesia are accounted for under the equity method.

In 2015, operations in the United States accounted for 66% of revenues. Operations in Belgium and the Grand Duchy of Luxembourg accounted for 20% of revenues. Operations in Southeastern Europe accounted for 14% of revenues.

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

In 2001, Alfa Beta, our Greek operating company, acquired Trofo, a chain of stores operating in Greece that were subsequently re-branded into one of the Alfa Beta banners. In 2005, we acquired Cash Fresh, a chain of 43 supermarkets located mainly in the northeastern part of Belgium. In April 2008, Alfa Beta acquired 34 Plus Hellas stores (of which five were closed) and a brand new distribution center located in the North of Greece. In September 2008, we completed the acquisition of the La Fourmi chain of 14 supermarkets in Romania. In January 2009, Delhaize Group opened a new concept store in Belgium called Red Market. As of December 31, 2015, we operated 13 Red Market stores in Belgium. Red Market focuses on ease and speed of shopping, a reduced assortment, convenience and low prices.

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

On June 24, 2015, Ahold and Delhaize Group announced their intention to combine their businesses through a merger of equals. On March 14, 2016, Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group NV/SA (“Delhaize Group”) each announced that their respective shareholders had each approved the proposed merger at their respective extraordinary general meetings of shareholders. The transaction is expected to be completed in mid-2016, following associate consultation procedures and regulatory clearances.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities that exist in the supermarket industry in the geographical markets in which we operate. We seek to differentiate ourselves from our competitors through our competitive strengths, which include:

•	Leading market shares and strong brand recognition. We aim to be among the top three supermarket operators in terms of annual revenues in the markets in which we operate. We believe that our leading market shares result in distribution and advertising synergies, competitive buying conditions and allow us to maintain customer loyalty and strong brand recognition.

•	Good cost management. We focus on controlling and reducing elements of our cost of sales through centralized buying practices, distribution efficiencies, improved category management and an increased mix of private brand products. Effective use of information technology, store labor scheduling and attention to cost controls has allowed us to control our expense structure.

•	Track record of reducing leverage (i.e., debt to equity ratio). We have historically been able to generate free cash flow and reduce leverage in our balance sheet. This has been possible through our strong profitability, disciplined working capital management and selective investments.

•	Diversification through multiple banners and multiple markets where we enjoy leading market shares. We operate under multiple banners, each of which has a distinct strategy and a well-established and consistent brand image. Through our multiple banners, we are able to target the needs and requirements of specific markets, customize our product and service offerings and maintain strong brand recognition with our local customers.

•	Experienced management team. Our executive officers have many years of experience in the food retailing industry. In addition, many of our Company’s senior operating managers have spent much of their careers in their respective local markets.

•	Attractive store base. Our store locations include many sites in developed urban and suburban locations that would be difficult to replicate. We have invested significant capital in our store base over the years through the addition of new stores and the renovation of existing stores in order to improve the overall quality of our customers’ shopping experience. In 2015 we spent €774 million in capital expenditures. These capital expenditures include renovations of existing stores and store support functions, particularly information technology and logistics.

•	Distribution capacity and efficiency. We currently operate 29 distribution centers. Our warehousing and distribution systems are conveniently located within the areas we serve. Our distribution centers are capable of serving our existing store base and can service additional stores. We plan to continue to develop and invest in our warehousing and distribution systems in the future.

•	Loyalty card programs. During 2015, transactions using the loyalty card program accounted for approximately 80% of revenues at each of Delhaize Belgium, Alfa Beta (including franchises) and Food Lion. Customers utilize our loyalty cards for buying incentives and discounts on select purchases. The use of loyalty card programs allows us to better serve our customers by, for instance, offering targeted promotions or developing partnerships with other companies to offer additional benefits to card holders.

•	Operate as a global group. We are organized into different geographic regions that engage in global and regional purchasing, share retail knowledge and implement best practices. We have regional and company-wide coordination groups focusing on procurement, equipment purchasing, information technology, food safety, talent development, communication, risk management and legal.

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

BUSINESS OVERVIEW

Delhaize Group’s segment reporting is geographical, based on the location of customers and stores, which matches the way we manage our operations. In 2015, reportable segments include the United States, Belgium (including Belgium and the Grand Duchy of Luxembourg) and Southeastern Europe, which includes our operations in Greece, Serbia and Romania. We also hold a 51% stake of Super Indo (Indonesia).

As of December 31, 2015, we operated the following banners:

United States	Belgium(1)	Southeastern Europe
• Food Lion • Hannaford	• Delhaize “Le Lion”/Delhaize “De Leeuw” Supermarket • AD Delhaize • Proxy Delhaize • Shop & Go • Tom & Co • Red Market	• Alfa Beta • ENA • AB Shop & Go • AB City • AB Food Market • Mega Image • Mega Image Shop & Go • Maxi • MaxiShop & Go • Tempo

(1)	Including 45 stores in the Grand Duchy of Luxembourg.

United States

Overview. We engage in one line of business in the United States, the operation of food supermarkets in the southeastern, mid-Atlantic and northeastern regions of the United States under the banners Food Lion and Hannaford.

In 2015, we had revenues of €16.0 billion ($17.8 billion) in the United States, representing 66% of the total Group revenues (excluding discontinued operations). At the end of 2015, we employed approximately 99,000 people in the United States.

Food Lion stores are located in 10 different states in the Southeast of the United States. Hannaford is located in five states throughout New England and New York.

Store network. The growth of our U.S. store network has historically been based on store openings, complemented by selective acquisitions and divestments. As of December 31, 2015, we operated 1,288 supermarkets) in 15 states in the eastern United States.

State	Food Lion	Hannaford	TOTAL
Delaware	23		23
Georgia	26		26
Kentucky	3		3
Maine		60	60
Maryland	79		79
Massachusetts		25	25
New Hampshire		35	35
New York		51	51
North Carolina	494		494
Pennsylvania	8		8
South Carolina	114		114
Tennessee	29		29
Vermont		17	17
Virginia	306		306
West Virginia	18		18
TOTAL	1,100	188	1,288
Number of states	10	5	15

Banner	Store Sizes ft2
Food Lion	24,000
Hannaford	20,000 – 55,000

Between 2011 and the beginning of 2014, we repositioned all of our Food Lion stores with the aim of enhancing customer satisfaction by improving our price positioning and strengthening other attributes of the shopping experience. In 2014, Food Lion completed its phase repositioning by implementing Phase 4 in May 2013 (178 stores) and Phase 5 (169 stores) in November 2013. In 2014, Food Lion announced its new strategy: “Easy, Fresh and Affordable…You Can Count on Food Lion Every Day!” Executing against the new strategy, Food Lion unveiled 76 remodeled stores in the greater Wilmington, North Carolina, and greater Greenville, North Carolina markets. In 2015, Food Lion rolled the strategy out in an additional 162 stores in the greater Raleigh, North Carolina market.

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

Private brand products. Each of our U.S. banners offers their own line of private brand products. The Food Lion and Hannaford private brand programs are consolidated into a single procurement program where appropriate, enhancing the sales and marketing of the various private brands, reducing the cost of goods sold for private brands and strengthening the margins for these products. Revenues from private brand products represented 27.4% and 27.6% of Food Lion and Hannaford’s respective revenues in 2015. As of December 31, 2014, Food Lion and Hannaford respectively carried approximately 7,634 and 7,800 private brand SKUs under their private brand programs. Both Food Lion and Hannaford have category-specific private brand lines for organic products, general merchandise and prepared meals.

Loyalty cards. Food Lion operates a customer loyalty card program, which is called the MVP card program, through which customers can benefit from additional savings. Transactions using the MVP card accounted for over 80% of revenues at Food Lion in 2015.

Pharmacies. As of December 31, 2015, there were 156 pharmacies in Hannaford stores and 31 in Food Lion stores.

Belgium and the Grand Duchy of Luxembourg

Overview. Belgium is our historical home market. The Belgian food retail market is characterized by a large presence of supermarkets, discount stores and independent store operators. Over the years, we have built a strong market position (second in terms of sales with 24.0% in 2015 – source: AC Nielsen), providing our customers with quality products and services at competitive prices. In 2015, we had revenues of €5.0 billion in Belgium and the Grand Duchy of Luxembourg, representing 20% of the total Group revenues. At the end of 2015, we employed approximately 15,000 people in Belgium and the Grand Duchy of Luxembourg.

Store network. In Belgium and the Grand Duchy of Luxembourg our store network consists of several banners, depending on the specialty, the store size and whether the store is company-operated, franchised or affiliated (that is, stores with a Delhaize banner that are operated by independent third parties to whom we sell our products at wholesale prices). As of December 31, 2015, our store network increased by 8 stores since 2014 to 888 stores and consisted of 843 stores in Belgium and 45 stores in the Grand Duchy of Luxembourg.

The network included 373 supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw,” AD Delhaize and Red Market banners, 374 proximity stores under the Proxy Delhaize and Shop & Go banners, and 141 specialty stores operated under the Tom & Co banner. We are also active in E-commerce.

Supermarkets. At the end of 2015, there were 141 company-operated supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw” banner and 219 affiliated supermarkets under the AD Delhaize banner in Belgium and the Grand Duchy of Luxembourg. The Delhaize “Le Lion”/Delhaize “De Leeuw” supermarkets have an average size of 2,000 square meters and offer around 20,000 SKUs, depending on their size. The AD Delhaize supermarkets have an average size of 1,200 square meters and offer approximately 13,000 SKUs.

At the end of 2015, Delhaize Group operated 13 Red Market stores in Belgium. The Red Market concept is a low-cost supermarket, able to offer permanent low prices on a limited range of approximately 6,000 SKUs including dry and fresh products and national as well as private brand products, in a pleasant and fast shopping experience at the quality standards for which Delhaize Belgium is renowned.

Proximity stores. At the end of 2015, our network of smaller conveniently located stores in Belgium and the Grand Duchy of Luxembourg consisted of 374 stores in total with 237 Proxy Delhaize stores and 137 Shop & Go stores. Proxy Delhaize and Shop & Go are affiliated stores. Proxy Delhaize stores have an average selling area of approximately 600 square meters and offer approximately 8,000 SKUs. Most Shop & Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours. These stores have an average selling area of 150 square meters and offer approximately 3,000 SKUs.

Specialty stores. Tom & Co is a specialty chain focusing on food, care products, care services and accessories for pets. At the end of 2015, 131 out of 141 total Tom & Co stores were operated under franchise agreements with independent operators.

E-commerce. Caddy-Home, our food products home delivery banner in Belgium, sells food products to customers for which orders can be placed by the Internet and telephone. In 2009, Delhaize Belgium launched delhaize.be (previously Delhaize Direct), allowing customers to order their groceries through the Internet and pick them up at their local store. At the end of 2015, 126 stores had pick-up points. In addition, customers can order wine on the dedicated website Delhaize Wineworld that offers a selection of 1,300 different wines from all over the world. After completing the ordering process, the wines are delivered to the customer at home.

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

Private brand. In Belgium, we actively promote three different lines of private brand products, including more than 6,600 different SKUs under the brands “Delhaize,” “Taste of Inspirations” and “365.” In 2015, private brand sales under our brand accounted for approximately 58% of total revenues generated in company-operated stores in Belgium. Our products, which are marketed as value priced products, aim to be comparable in quality to national brand products but are sold for lower prices. Private brand products under our brand are also used as a vehicle to increase differentiation and customer loyalty. “365” products are marketed as low price products with a “no frills” packaging. This private brand was launched in May 2004, initially in our Belgian operations, followed by our Greek and Romanian operations. At the end of 2015, the “365” offering included approximately 470 SKUs in Belgium and accounted for approximately 3.3% of revenues. Other private brands include “Care” (general merchandise and health and beauty products), Delhaize “Eco” and Delhaize “Bio.”

Loyalty Card. Our stores in Belgium use a loyalty card program known as the Plus card, which was used by customers for approximately 80% of total sales in our company-operated supermarkets in 2015. The Plus card also provides benefits for shoppers at our other stores in Belgium. We have developed partnerships with other companies in Belgium to offer additional benefits to holders of the Plus Card.

Southeastern Europe

Overview. In 2015, the Southeastern Europe segment (including our operations in Greece, Serbia and Romania) recorded revenues of €3.4 billion and represented 14% of the total Group revenues.

Store network. At year-end, the Southeastern Europe store network included 1,208 stores. This increase is the effect of the net opening/acquisition of 103 stores (primarily in Romania and Greece).

Greece. As of December 31, 2015, Alfa Beta had 341 stores, of which 233 company-operated supermarkets under the Alfa Beta banner, 19 company-operated AB City stores, 12 company-operated cash and carry stores under the ENA banner, and 77 (of which 65 franchised) stores operated under the AB Food Market and AB Shop & Go banners. At the end of 2015, Alfa Beta employed around 12,700 people.

Alfa Beta seeks to attract customers looking for competitive pricing as well as quality products and services. Alfa Beta is known for its large assortment, including fresh and organic products and local specialties.

The Greek retail market is a fragmented, competitive market characterized by a large number of local retailers. Competition is based primarily on location, price, consumer loyalty, product quality, variety and service. Our Company and Lidl (Germany) are the only international food retail chains with a significant presence in Greece. The most important local food retailers are Sklavenitis (who recently purchased the Makro stores and converted these to MART stores), Veropoulos, Marinopoulos and Massoutis. Alfa Beta competes with supermarket chains, hypermarkets, discount stores and traditional Greek grocery stores and markets.

Permits from municipal, health regulation and fire protection authorities are required to open new stores and often require long periods to obtain. Operating hours tend to be strictly enforced, especially in the provinces. Operating stores on Sunday is prohibited, except in select designated tourist zones and for seven specific Sundays, which are defined by the government.

Romania. We own 100% of Mega Image since 2004. As of December 31, 2015, Mega Image operated 471 stores in Romania (218 Mega Image supermarkets and 253 Shop&Go convenience stores) and employed approximately 8,900 people. Mega Image’s network is concentrated in the Romanian capital of Bucharest, one of the most densely populated areas in Europe. During 2015, Mega Image in Romania continued its expansion with net openings of 61 new stores. Mega Image stores all offer the private brand ranges “Gusturi Romanesti,” “365,” “Care” and the house brands available at Delhaize Belgium and Alfa Beta.

Serbia. On July 27, 2011, we acquired 100% of Delta Maxi, a Serbian food retailer present in five Balkan countries. At year-end 2015, we operated 396 stores in Serbia. At December 31, 2015, we had approximately 11,500 employees in Serbia.

Asia

Indonesia. In 1997, we entered Indonesia by acquiring an interest in P.T. Lion Super Indo LLC, an operator of 11 stores at that time. We own 51% of Super Indo and the remaining 49% is owned by the Indonesian Salim Group. Decisions about the relevant activities are taken by unanimous consent of both parties. According to IFRS, Super Indo is since 2013 accounted for under the equity method. Super Indo operated 128 stores as of December 31, 2015 and employing approximately 6,900 employees.

DESCRIPTION OF PROPERTY

Store Ownership of Store Network (as of December 31, 2015)

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2015 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	210	403	675	—	1,288
Belgium	150	41	231	466	888
Southeastern Europe	347	—	784	77	1,208

Total	707	444	1,690	543	3,384

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

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for fiscal years 2015, 2014 and 2013, included under Item 18 in this Form 20-F Report. The consolidated financial statements referred to were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). We are not affected by the so-called carve-out. Therefore, for us, there is no difference between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2015. We further refer to our comments made in connection with “Initial Application of New, Revised or Amended IASB Pronouncements” and “Standards and Interpretations Issued but not yet Effective,” which are included in respectively Notes 2.2 and 2.5 under Item 18 in this Form 20-F Report.

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

The results of operations of our Company and those of our subsidiaries outside the United States are presented on a calendar year basis. The fiscal year for our wholly-owned U.S. subsidiaries ends on the Saturday nearest to December 31. Our consolidated results for 2015 include the results of operations of our U.S. subsidiaries for the 52 weeks ended January 2, 2016, in 2014 for the 53 weeks ended January 3, 2015 and in 2013 for the 52 weeks ended December 28, 2013. Our financial information includes all of the assets, liabilities, revenues and expenses of all fully consolidated subsidiaries, i.e., those over which we can exercise control.

EXECUTIVE SUMMARY

The Food Retail Industry

We are a multinational food retailer, with differentiated concepts and offerings that are relevant to our customers. Our strong local identity, recognition for fresh assortment and private label expertise have resulted in leadership positions in most of the markets we operate.

Our principal activity is the operation of food supermarkets in the United States and Europe, through company-operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. Our store network also includes proximity and specialty stores, particularly in Europe. In addition, we have a limited number of company-operated cash n’ carry stores in Greece, which provide food products to commercial customers. Approximately 77% of our stores are company-operated and 23% are operated as affiliated or franchised stores. In 2015, almost 90 percent of our consolidated revenues were generated through company-operated stores.

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

On June 24, 2015, we entered into a merger agreement with Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), providing for a combination of our business with theirs through a cross-border legal merger of Delhaize Group into Ahold, with Ahold continuing as the surviving company in the merger. The combined company, which will be named Royal Ahold Delhaize, will have a portfolio of strong, trusted local brands and a base of over 6,500 stores with 375,000 associates in the United States and Europe and will capitalize on the strong heritage and values of both companies, as well as complementary cultures and neighboring geographies. For more information regarding the merger, see Note 36 to the consolidated financial statements included in Item 18 of this Form 20-F Report.

Operations

At the end of 2015, our store network totaled 3,512 stores.

Our stores sell a variety of groceries, produce, meats, dairy products, seafood, frozen food, deli-bakery and non-food items such as health and beauty care products, pet products, prescriptions and other household and personal products. Our companies offer nationally and regionally advertised brand name merchandise as well as products under private brands.

In 2015, our operations comprised three reportable segments:

•	United States: At the end of 2015, we operated 1,288 stores in the United States, under the banners Food Lion, Hannaford. Our U.S. business is the largest segment, accounting for 66% of our 2015 revenues.

•	Belgium: At the end of 2015, our Delhaize Belgium store network (including Grand Duchy of Luxembourg) consisted of 888 stores operating under different banners. The segment accounted for 20% of revenues for the year ended December 31, 2015.

•	Southeastern Europe: This segment comprises our operations in Greece, Romania and Serbia. At the end of 2015, we operated 1,208 stores throughout the segment, representing 14% of our revenues.

In addition to the reportable segments, we also operate 128 stores in Indonesia as part of a joint venture of which we own 51% and which is accounted for under the equity method and as such not included in the key measure of profit or loss.

2015 Financial Result

In 2015, we had:

•	Revenues of €24.4 billion, an increase of 14.2% compared to 2014. Revenue growth was primarily driven by the strengthening of the US Dollar and continued good performance of both Food Lion and Hannaford, despite a 53rd week of operations in 2014 and Hannaford’s cycling of the turmoil at one of our competitors in 2014. In Belgium, our sales growth was moderate as we slowly start to recover from the impact of the Transformation plan announced in 2014. Southeastern Europe revenue growth was largely fueled by expansion in Greece and Romania but also strong comparable store sales.

•	Other operating expenses totaling €171 million in 2015 compared to €332 million in 2014. 2015 included mainly €32 million Transformation plan charges and a €25 million competition fine, both in Belgium and €43 million costs related to the planned merger with Royal Ahold, while 2014 included €148 million impairment losses on goodwill and trade names at Delhaize Serbia and €137 million charges related to the Belgian Transformation plan.

•	An operating margin of 2.9% compared to an operating margin of 2.0% in 2014.

•	An underlying operating profit margin of 3.6%, in line with 2014.

•	Net financial expenses (finance costs less income from investments) of €236 million, €64 million higher than 2014, mainly due to a one-off charge (mainly premiums) of €40 million related to the early repayment of debt and the strengthening of the US Dollar.

•	A decrease of the effective tax rate on continuing operations from 26.3% in 2014 to 21.0% in 2015, primarily due to the non-tax deductibility of the goodwill impairment charge in Serbia in 2014.

•	A loss from discontinued operations of €2 million compared to a loss of €99 million in 2014. The 2014 loss was primarily the result of the impairment charges recorded following the divestiture of Bottom Dollar Food and our operations in Bulgaria and Bosnia and Herzegovina.

•	A group share in net profit of €366 million, representing an increase of 312.5% compared with 2014.

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

During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator and we recorded an impairment loss of €124 million. During 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. During the second quarter, the country was further hit by a devastating flooding, which further negatively impacted the economy. At the same time, competition continued to strengthen in the retail market. Due to this, we reconsidered our estimates and forecasts and concluded that the aforementioned had a negative short-term impact on the cash flow projections of Delhaize Serbia, providing goodwill impairment indicators. Consequently, we updated our impairment review and recognized €138 million impairment losses in 2014. As part of our 2015 goodwill impairment testing, the Serbian business was retested for impairment, which did not result in additional impairment. Further sensitivity information is disclosed in Note 6 to our consolidated financial statements, included under Item 18 in this Form 20-F Report.

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

Deferred tax assets and liabilities are generally recognized for all temporary differences except those related to the initial recognition of goodwill in jurisdictions in which the goodwill is not tax deductible. Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses, or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that sufficient taxable income will be available to allow all or a portion of the asset to be recovered.

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

Varying the discount rate applied by 200 basis points would not have impacted the profit or loss for 2015 store closing activities and would have increased / decreased the total closed store provision by €7 million.

Supplier Allowances

We receive allowances and credits from suppliers primarily for in-store promotions, co-operative advertising, new product introductions and volume incentives. We have a strict rebuttable presumption that all of these “vendor allowances”, as well as cash discounts, represent a reduction in the cost of inventory and are therefore recognized in the income statement when the product is sold unless they represent reimbursement of a specific, incremental and identifiable cost incurred by us to sell the vendor’s product. Such reimbursements are recorded immediately as a reduction in selling, general and administrative expenses.

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

SELECTED RESULTS OF OPERATIONS

Overview

On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize Group into Ahold, with Ahold continuing as the surviving company in the merger. During 2015, Delhaize Group incurred approximately €48 million advisory, consulting and other costs related to this planned merger. On March 14, 2016, Ahold and Delhaize Group each announced that their respective shareholders had each approved the proposed merger at their respective extraordinary general meetings of shareholders. The transaction is expected to be completed in mid-2016, following associate consultation procedures and regulatory clearances. For more information regarding the merger, see Note 36 to the consolidated financial statements included in Item 18 of this Form 20-F Report.

In 2014, we announced a major Transformation Plan in Belgium which resulted, after consultation and negotiation, in a final agreement with the employees’ representatives in early 2015 to stop the company-operated activities of 10 stores and dismiss 1,800 employees through voluntary early retirement and voluntary leave. The Group recognized a provision of €137 million in 2014. In 2015, we started with the implementation phase. During a first wave of voluntary departures, ending in the first half of the year, approximately 1,500 employees applied to leave the Group (of which almost 1,000 opted for early retirement). In a second wave, approximately 500 additional employees applied. This resulted in the total number of employees wanting to leave the Group to exceed the agreed upon 1,800 associates. We offered, to the employees that exceeded the threshold of 1,800 associates, a similar severance package under a common agreement of voluntary leave. As a result and considering the refinement and update of underlying assumptions, the provision increased by €32 million in 2015 to a total amount of €169 million. In the course of 2015, we incurred outflows of €85 million so that at December 31, 2015, the remaining provision equals €84 million. By the end of 2015, all employees that elected to participate in the voluntary departure had left the Group.

Furthermore in 2015, we incurred and paid one-time charges of (i) €40 million, primarily premiums related to the early repayment of part of our long term debt for €397 million and (ii) €25 million fine imposed by the Belgian Competition Authority in final settlement of the antitrust investigation regarding the coordination of price increases of certain health and beauty products sold in Belgium between 2002 and 2007.

In 2015, we also completed our agreement with ALDI Inc. to sell our 66 Bottom Dollar Food locations (“Bottom Dollar Food”), for a total sales price of $15 million (€14 million) in cash. Assets and liabilities relating to these operations (being part of our “United States” segment) were classified as a disposal group held for sale in 2014 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented. An impairment loss of €124 million was recorded in 2014 to write down the carrying value of the disposal group to its estimated fair value less cost to sell.

In 2013, we signed an agreement with Bi-Lo Holdings (Bi-Lo) to divest our Sweetbay, Harveys and Reid’s operations. The transaction closed in 2014 for a final sales price of $234 million (€171 million) in cash. Assets and liabilities relating to these operations (being part of our “United States” segment) were classified as a disposal group held for sale in 2013 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented.

In 2014, we also sold our Bulgarian operations to AP Mart and Delhaize Bosnia and Herzegovina to Tropic Group B.V. Both activities were part of our “Southeastern Europe” segment and met the requirements of discontinued operations. Therefore, the profit and loss after tax relating to these operations were classified as “Result from discontinued operations” and comparative information has been re-presented. The operations were transferred to the buyers, including cash and cash equivalents of €3 million and €1 million, respectively.

During 2015, our revenues increased by 14.2% compared to 2014, while in 2014, our revenues increased 3.7% compared to 2013. Revenues were positively impacted in 2015 by translation differences as the average rate of the US Dollar strengthened, the continued good performance of our Food Lion and Hannaford despite a 53rd week of operations in 2014 and Hannaford’s cycling of the turmoil at one of our competitors in 2014. In Belgium, our sales growth was moderate as we slowly start to recover from the impact of the Transformation plan announced in 2014. Southeastern Europe revenue growth was largely fueled by expansion in Greece and Romania but also strong comparable store sales.

These translation effects represent the impact of fluctuations in the exchange rates in the functional currencies of certain of our subsidiaries to the euro, our reporting currency. When discussing our results of operations in this section, we recalculated certain key measures at identical exchange rates by converting the results of our operations denominated in a currency other than the euro at the exchange rate prevailing for the comparative year. For instance, 2015 revenue growth at identical exchange rates was calculated by converting 2015 revenues of our U.S., Romanian and Serbian operations at the 2014 average exchange rates.

We ended 2015 with a store network of 3,512 stores, an increase of 44 stores compared to 2014 despite having sold 66 Bottom Dollar Food Stores. 2014 ended with a store network of 3,468 stores, a decrease of 66 stores compared to 2013.

Net profit attributable to equity holders of our Company (our Group share in net profit) for 2015 increased by 312.5% compared with 2014. This increase was mainly the result of an impairment loss of €124 million recorded in 2014 to write down the carrying value of Bottom Dollar Food to its estimated fair value less cost to sell, and to higher operating profit due to lower non-recurrent charges recognized in 2015 compared to 2014. In 2015, non-recurrent charges included €32 million additional Transformation Plan charges and a €25 million competition fine in Belgium, €48 million merger related costs (of which €43 million recorded in “Other Operating Expenses”) and €40 million early debt repayment charges; in 2014, we recorded €137 million reorganization charges in Belgium and €148 million impairment losses in Serbia. The strengthening of the US Dollar was also an important driver for the increase in Group share in net profit.

In 2014, net profit attributable to equity holders of our Company decreased by 50.3% compared with 2013. This decrease was mainly a result of a lower operating profit due to the above mentioned €137 million reorganization charge in Belgium, partially offset by €40 million lower impairment losses. In 2014, we recorded €148 million impairment losses on the Serbian goodwill and trade names, compared to €192 million in 2013.

	Year Ended December 31,
	2015	2014	2013
	(in millions of euros)
Revenues	24,395	21,361	20,593
Gross profit(1)	5,922	5,139	5,014
Other operating income	115	119	127
Selling, general and administrative expenses	(5,170)	(4,503)	(4,347)
Other operating expenses	(171)	(332)	(257)
Operating profit	696	423	537
Underlying operating profit(2)	872	762	789
Net financial expenses(3)	(236)	(172)	(184)
Share of results of joint venture equity accounted	6	4	4
Profit before taxes and discontinued operations	466	255	357
Income tax expense	(97)	(66)	(85)
Net profit from continuing operations	369	189	272
Result from discontinued operations (net of tax)	(2)	(99)	(90)
Group share in net profit	366	89	179

(1)	Represents revenues less cost of sales. Cost of sales includes all costs associated with getting products to the retail stores including buying, warehousing and transportation costs.
(2)	A reconciliation with reported operating profit is provided in Note 3 included in Item 18 in this Form 20-F Report.
(3)	Represents the net total of finance costs and income from investments.

Revenues

The following table sets forth, for the periods indicated, our revenues contribution by geographic region:

	Year Ended December 31,
	2015		2014		2013
	€	%	€	%	€	%
	(in millions, except percentages)
United States	16,038	65.8	13,360	62.6	12,536	60.9
Belgium	4,983	20.4	4,919	23.0	5,072	24.6
Southeastern Europe	3,374	13.8	3,082	14.4	2,985	14.5
Total	24,395	100.0	21,361	100.0	20,593	100.0

In 2015, revenues increased 14.2% compared to 2014, mainly due to the strengthening by 19.7% of the average U.S. Dollar to Euro exchange rate in 2015 compared to 2014. Revenue growth was 1.9% at identical exchange rates. The growth at identical rates was driven by (i) a 2.2% comparable store sales growth in the U.S. resulting from continued good performance at both Food Lion and Hannaford partly offset by cycling the 2014 turmoil at one of Hannaford’s competitors, (ii) a positive comparable store sales growth of 0.9% in Belgium and (iii) a 10.2% revenue growth at identical exchange rates in our Southeastern Europe segment mainly as a result of store expansion in Romania and Greece and good comparable store sales performance. These positive elements were partly offset by a 53rd week of operations in 2014 in our U.S. segment whereas 2015 comprised 52 weeks. Excluding the effect of the 53rd trading week in the U.S. in 2014, revenues increased by 3.2% at identical exchange rates.

Comparable store sales are sales of the same stores, including relocations, conversions, extensions and remodels, and adjusted for calendar effects. If the operation of the store is temporarily discontinued, the closing period is excluded from both years. In 2014 we have 53 weeks of operations in the U.S. compared to 52 weeks of operations in 2015 and 2013. The non-comparable 53rd week of operations is excluded from 2014 to calculate the comparable store sales growth.

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

United States

During 2015, revenues increased by 20% at actual rates and 0.3% at identical rates compared to 2014. Excluding the 53rd week in 2014, revenues increased by 2.2% at identical rates. The 2.2% revenue growth was driven by a 2.2% comparable store sales growth largely due to the continued good performance of our Food Lion banner and sales lift from price investments at Hannaford while cycling turmoil at one of Hannaford’s competitors in 2014. We finished 2015 with 1,288 supermarkets in the U.S., a decrease of 7 stores compared to 2014 excluding the 66 divested Bottom Dollar Food stores, driven by 8 store closings at Food Lion, partly offset by the net opening of 1 store at Hannaford.

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

Belgium

Revenues increased by 1.3% in 2015 compared to 2014. This increase was primarily the result of a comparable store sales growth of 0.9%, which represents a slow recovery of our performance after the strikes and disruptions following the Transformation Plan announcement in 2014 and a net increase of 8 stores. Delhaize Belgium had a market share of 24.0% in 2015 (source: AC Nielsen), decreasing by 8 basis points versus prior year.

Revenues decreased by 3.0% in 2014 compared to 2013. This decrease was the result of a comparable store sales evolution of -3.5% which primarily resulted from strikes and disruptions from our Transformation Plan announcement in Belgium and strong deflation in fruits and vegetables in the second half of the year partly offset by a net increase of 28 stores. Delhaize Belgium had a market share of 24.1% in 2014 (source: AC Nielsen), decreasing by 83 basis points versus prior year.

Southeastern Europe

Revenues increased by 9.5% for 2015 over 2014, significantly impacted by store expansion throughout the segment in addition to comparable store sales evolution which was 3.5%. Total number of stores in the segment amounted to 1,208 stores, an increase of 103 stores.

Revenues increased by 3.2% for 2014 over 2013, significantly impacted by store expansion throughout the segment while comparable store sales evolution was -1.0%. The number of stores in the segment increased by 147 to a total of 1,105 stores (excluding discontinued operations).

Gross Profit

	Year Ended December 31,
	2015		2014		2013
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	4,153	25.9	3,462	25.9	3,277	26.1
Belgium	938	18.8	934	19.0	1,026	20.2
Southeastern Europe	831	24.6	743	24.1	711	23.8
Total	5,922	24.3	5,139	24.1	5,014	24.3

Gross profit increased by 15.2% for 2015 compared to 2014 (increase of 2.0% at identical exchange rates), while gross margin increased by 22 basis points compared to 2014. In the U.S., gross margin remained stable at 25.9% mainly as a result of cost savings offset by price investments and higher shrink resulting from the Easy, Fresh and Affordable initiative at Food Lion. At Delhaize Belgium, gross margin decreased by 17 basis points to 18.8% as a result of price investments and shrink partly offset by better procurement terms. Gross margin for the Southeastern Europe segment increased by 54 basis points to 24.6% primarily due to improved supplier terms and reducing low margin sales in Serbia.

Gross profit increased by 2.5% for 2014 compared to 2013 (increase of 2.6% at identical exchange rates), while gross margin decreased by 29 basis points compared to 2013. In the U.S., gross margin decreased by 22 basis points from 26.1% to 25.9% mainly as a result of price investments at Food Lion to support our brand repositioning. At Delhaize Belgium, gross margin decreased by 124 basis points to 19.0% as a result of price investments, shrink and other operational costs caused by the uncertainty around the Transformation plan and deflation. Gross margin for the Southeastern Europe segment increased by 27 basis points primarily due to improved supplier terms, reducing low margin sales in Serbia and better shrink management.

Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers, including mainly waste recycling income, rental income and gains on sale of property, plant and equipment.

Other operating income in 2015 was €115 million, a decrease of €4 million compared to last year mainly due to lower gains on disposal of assets.

Other operating income in 2014 was €119 million, a decrease of €8 million compared to 2013 which included €9 million in gains resulting from the sale of City stores in Belgium.

Selling, General and Administrative Expenses (“SG&A”)

	Year Ended December 31,
	2015		2014		2013
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
United States	3,575	22.3	2,970	22.2	2,835	22.6
Belgium	871	17.5	864	17.6	866	17.1
Southeastern Europe	686	20.4	632	20.5	598	20.0
Corporate	38		37		48
Total	5,170	21.2	4,503	21.1	4,347	21.1

SG&A increased during 2015 by 14.8% compared to 2014 (decrease of 1.8% at identical exchange rates). SG&A as a percentage of revenues was 11 basis points higher than last year at 21.2%. In the U.S., SG&A as a percentage of U.S. revenues increased by 6 basis points as 2014 was favorably impacted by the 53rd trading week. At Delhaize Belgium, SG&A expenses decreased by 9 basis points to 17.5% of Belgian revenues, due to the first Transformation plan savings partly offset by higher advertising and depreciation expenses. In the Southeastern Europe segment, SG&A decreased by 16 basis points to 20.4% of related revenues as a result of higher sales and cost savings.

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

The 2015 other operating expenses amounted to €171 million, compared to €332 million in 2014. 2015 included mainly €32 million Transformation Plan charges and a €25 million competition fine in Belgium, €43 million merger related costs and €30 million impairment losses while 2014 included €166 million impairment losses (mainly in Serbia) and €137 million Transformation Plan charges in Belgium. The 2015 impairment losses of €30 million primarily related to underperforming or closed stores.

The 2014 other operating expenses amounted to €332 million, compared to €257 million in 2013. 2014 included primarily €137 million reorganization charges in connection with the Transformation Plan in Belgium, €18 million losses on sale of property and €166 million impairment losses. The impairment losses were primarily incurred in Serbia: on goodwill (€138 million), trade names (€10 million) and two incumbent distribution centers (€7 million). Furthermore, €6 million impairment losses were recorded in the U.S. for planned store closings.

The impairment losses can be summarized as follows (in millions of euros):

	2015	2014	2013
Goodwill	—	138	124
Intangible assets	—	10	68
Property, plant and equipment	25	16	8
Investment property	6	2	6
Assets held for sale	(1)	—	—
Total	30	166	206

Operating Profit

The following table sets forth, for the periods indicated, our operating profit contribution by segment:

	Year Ended December 31,
	2015		2014		2013
	€	% of revenues(1)	€	% of revenues(1)	€	% of revenues(1)
	(in millions, except percentages)
United States	604	3.8	533	4.0	457	3.6
Belgium	22	0.4	(39)	(0.8)	187	3.7
Southeastern Europe	149	4.4	(36)	(1.2)	(60)	(2.0)
Corporate	(79)		(35)		(47)
Total	696	2.9	423	2.0	537	2.6

(1)	Operating margin.

Our operating margin increased from 2.0% in 2014 to 2.9% in 2015. The operating margin of the U.S. operations decreased to 3.8%, primarily driven by higher price investments and costs to support our Food Lion brand repositioning and higher other operating expenses. The operating margin of the Belgian operations increased from -0.8% in 2014 to 0.4% in 2015, due to the higher reorganization charges in 2014 and related savings in 2015, partly offset by a €25 million competition fine, price investments and higher shrink. The operating margin of the Southeastern Europe segment improved from -1.2% in 2014 to 4.4% in 2015, as no significant impairment losses were recorded in 2015 and procurement conditions improved.

Our operating margin decreased from 2.6% in 2013 to 2.0% in 2014. The operating margin of the U.S. operations increased to 4.0%, primarily driven by continued cost control partly offset by higher price investments to support our Food Lion brand repositioning and Hannaford. The operating margin of the Belgian operations decreased from 3.7% in 2013 to -0.8% in 2014, due to the reorganization charges, price investments, disruptions caused by the uncertainty around the Transformation Plan and deflation. The operating margin of the Southeastern Europe segment improved from -2.0% in 2013 to -1.2% in 2014, as a result of the lower impairment losses in Serbia and improved procurement conditions partly offset by new store related expenses.

Compared to 2014, operating profit increased by 64.5% to €696 million in 2015. At identical exchange rates, operating profit increased 41.2%. Operating loss of our Corporate segment increased from €35 million to €79 million due to €44 million advisory, consulting and other costs related to the planned merger with Ahold.

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

The following table sets forth, for the periods indicated, our underlying operating profit contribution by segment:

	Year Ended December 31,
	2015		2014		2013
	€	% of revenues(1)	€	% of revenues(1)	€	% of revenues(1)
	(in millions, except percentages)
United States	640	4.0	542	4.1	501	4.0
Belgium	106	2.1	118	2.4	198	3.9
Southeastern Europe	161	4.7	135	4.4	130	4.4
Corporate	(35)		(33)		(40)
Total	872	3.6	762	3.6	789	3.8

(1)	Underlying operating margin.

UOP increased by 14.4% in 2015 to €872 million, primarily due to the strengthening of the US Dollar and good performance of our businesses in the U.S. and Southeastern Europe partly offset by the €25 million favorable impact of a 53rd week of operations in the U.S. in 2014, and a lower UOP contribution of our Belgian operations as a result of higher shrink, depreciation and advertising expenses partly offset by transformation plan savings. Our group underlying operating margin remained stable at 3.6%.

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

Net Financial Expenses

	Year Ended December 31,
	2015		2014		2013
	€	% of revenues	€	% of revenues	€	% of revenues
	(in millions, except percentages)
Finance costs	240	1.0	188	0.9	193	0.9
Income from investments	4	0.0	16	0.1	9	0.0
Net financial expenses	236	1.0	172	0.8	184	0.9

The 2015 net financial expenses were €64 million higher than 2014 and represented 1.0% of revenues. At identical exchange rates, net financial expenses increased by €37 million mainly due to a €40 million non-recurrent charge related to the debt tender transaction (early repayment of long-term loans) in February 2015.

The 2014 net financial expenses were €12 million lower than 2013 and represented 0.8% of revenues. At identical exchange rates, net financial expenses decreased by €11 million mainly due to lower outstanding debt and higher interest income.

Share of results of joint venture equity accounted

Our investment in P.T Lion Super Indo LLC is a joint venture and accounted for using the so called “equity method.” Our share of its results amounted to €6 million in 2015 and €4 million in 2014 and 2013.

Income Tax Expense

	Year Ended December 31,
	2015		2014		2013
	€	Effective tax rate	€	Effective tax rate	€	Effective tax rate
	(in millions, except percentages)
Income tax expense from continuing operations	97	21.0%	66	26.3%	85	24.2%
Income tax expense (benefit) from discontinued operations	(11)		(48)		(25)
Total income tax expense	86	19.2%	18	17.5%	60	25.2%

Our effective tax rate for continuing operations (total income tax expense from continuing operations divided by profit before tax and discontinued operations minus the share of results of joint venture equity accounted) was 21.0%, 26.3% and 24.2% for 2015, 2014 and 2013, respectively. The effective tax rate for continuing operations for 2015 was 5.3 percentage points lower than 2014 primarily due to the non-tax deductibility of the goodwill impairment charges in Serbia in 2014. The effective tax rate for continuing operations for 2014 was 2.1 percentage points higher than 2013 due to statutory limitations associated with the recognition of tax benefits in our U.S. states and the non-tax deductibility of the goodwill impairment charges in Serbia, partially offset by a tax credit impact resulting from the reorganization charge at Delhaize Belgium.

The effective tax rate (including discontinued operations) was 19.2%, 17.5% and 25.2% for 2015, 2014 and 2013, respectively.

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

In 2015, the result from discontinued operations, net of tax, amounted to a loss of €2 million.

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

Group Share in Net Profit

The higher operating profit and lower loss from discontinued operations partly offset by higher net financial expenses and income taxes resulted in a 312.5% increase in the 2015 net profit attributable to equity holders of our Company (our Group share in net profit) compared to 2014.

The lower operating profit partly offset by lower net financial expenses and lower income taxes resulted in a 50.3% decrease in the 2014 net profit attributable to equity holders of our Company (our Group share in net profit) compared to 2013.

LIQUIDITY AND CAPITAL RESOURCES

We had €1,579 million of net cash and cash equivalents as of December 31, 2015, compared to €1,600 million at December 31, 2014. Our principal source of liquidity is cash generated from operations. Debt is also an important tool in our capital structure. Cash flow from operations is reinvested each year into new stores, store remodeling and store expansions, as well as in store efficiency-improvement measures and retailing innovations. Cash flow from operations is also used to service debt, for working capital needs, the payment of dividends and for financing acquisitions. We believe that our working capital and existing credit lines will be sufficient for our anticipated capital requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was €1,274 million, €1,147 million and €1,185 million during 2015, 2014 and 2013, respectively. The increase in 2015 over 2014 was primarily due to higher EBITDA (€205 million partly resulting from the stronger US Dollar), a favorable change in working capital (€166 million) and lower tax payments (€25 million) partly offset by one-time elements in Belgium (€85 million for the Transformation plan and a €25 million competition fine) and €32 million merger-related costs.

The decrease in 2014 over 2013 was primarily due to lower short term incentives paid in 2013 and higher tax payments in 2014 partly offset by continued working capital improvements in 2014.

Investing Activities

Net cash used in investing activities was €791 million in 2015, compared to €383 million during 2014 and €572 million in 2013. The increase in 2015 is primarily due to lower proceeds received from business disposals (in 2014 we sold our Sweetbay, Harveys and Reid’s operations for €171 million), additional capital expenditures to support our Easy, Fresh and Affordable initiative at Food Lion and the strengthening of the US Dollar.

The decrease in 2014 is primarily due to proceeds received for the sale of our Sweetbay, Harveys and Reid’s operations (€171 million), higher sales of fixed assets and lower investments in debt securities and term deposits partly offset by €41 million higher capital expenditures.

Capital Expenditures

Capital expenditures (capex) were €774 million for 2015 compared to €606 million for 2014 and €565 million for 2013. The increase of 27.8% in 2015 (16.3% increase at identical exchange rates) is mainly due to higher capex for remodels related to our Easy, Fresh and Affordable initiative at Food Lion and, to a lesser extent, remodels in Belgium. Capital expenditures remain strong in Southeastern Europe to support our store portfolio growth.

The increase of 7.2% in 2014 (7.6% increase at identical exchange rates) is mainly due to (i) higher capex in the U.S. (higher capex for our “Easy, Fresh and Affordable” initiative partly offset by fewer capex for new stores and distribution centers), (ii) lower capex in Belgium (less capex for new stores and distribution centers partly offset by higher remodeling capex) and (iii) higher capex in Southeastern Europe (for new stores and our new distribution center in Serbia).

Capital Expenditures by Geographical Area

	Year Ended December 31,
	2015	2014	2013
	(amounts in millions of euros)
United States	428	281	276
Belgium	153	129	140
Southeastern Europe	174	167	127
Corporate	19	29	22
Total	774	606	565

Capital Expenditures by Category

	Year Ended December 31,
	2015		2014		2013
	€	% of capital expenditure	€	% of capital expenditure	€	% of capital expenditure
	(in millions, except percentages)
New stores	109	14.0	102	16.8	140	24.8
Remodeling existing stores	339	43.9	205	33.8	132	23.4
Other	326	42.1	299	49.4	293	51.8
Total	774	100.0	606	100.0	565	100.0

In 2015, as part of our “Easy, Fresh and Affordable” strategy at Food Lion we remodeled 162 stores, whereas in 2014 we remodeled 76 Food Lion Stores in the scope of this initiative. In addition to these stores, 11 other stores were remodeled or expanded in 2015 in the U.S. (compared to 18 in 2014) and 16 supermarkets were remodeled in Belgium (22 in 2014). The other capital expenditures mainly relate to information technology, logistics and distribution.

Business Acquisitions

During 2015, 2014 and 2013, we entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €11 million, €20 million and €9 million, respectively and the transactions resulted in an increase of goodwill of €11 million, €13 million and €3 million, respectively. An additional payment of €2 million will occur in 2016.

In addition, we reached an agreement in 2013 with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

Business disposals

In 2015, we completed our agreement with ALDI Inc. to sell our 66 Bottom Dollar Food locations (“Bottom Dollar Food”), part of our U.S. segment, for a total sales price of $15 million (€14 million) in cash, which resulted in an insignificant settlement loss during 2015.

Also in 2015, as part of the implementation of the Belgian Transformation Plan, 3 Belgian company-operated Delhaize stores were converted to affiliated stores, which are operated by independent third parties. We received cash consideration of €2 million and recognized a net gain on disposal of €1 million, classified as “Other operating income”.

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

Financing Activities

Net cash used in financing activities was €590 million in 2015, compared to €383 million and €359 million in 2014 and 2013, respectively. The increase of €207 million in 2015 is the combined effect of an early partial repayment of long-term loans and the related transactions costs, partially offset by proceeds from the exercise of share warrants and stock options. Net cash used in financing activities increased by €24 million in 2014 mainly due to the combined effect of the larger repayment of long-term loans and a higher dividend payment, partially offset by a settlement income on derivatives.

Purchase of non-controlling interests

During 2015, we acquired 16.3% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, for a price of €364.58 per share (representing approximately €12 million). Consequently, we owned 91.7% of C-Market at year-end 2015.

In February 2016, we acquired, through a squeeze-out procedure, an additional 7.6% non-controlling interests in C-Market for a consideration of almost €6 million. As a result, we currently own 99.3%.

Long-term debt

During 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million of the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million of the 4.125% senior notes due 2019 at a price of 107.07%. This resulted in a one-time charge to profit and loss of €40 million. Existing hedge relationships related to these notes were adjusted accordingly.

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

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes. As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes. As of December 31, 2015, 2014 and 2013, respectively €8 million, €7 million and €6 million in aggregate principal amounts of the notes were outstanding, Cash committed to fund the escrow and not available for general corporate purposes is considered restricted. At December 31, 2015, 2014 and 2013, restricted securities of €8 million, €8 million and €7 million, respectively, were recorded in investment in securities on the balance sheet.

At December 31, 2015, the carrying value of our long-term borrowings (including current portion and excluding finance leases), net of discounts and premiums, deferred transaction costs and including hedge accounting fair value adjustments, can be summarized as follows:

Instruments, Interest Rate and Maturity	(in millions of euros)
Bonds, 6.50%, due 2017	159
Retail bond, 4.25%, due 2018	400
Senior notes, 4.125%, due 2019	119
Senior fixed rate bonds, 3.125%, due 2020	402
Notes, 8.05%, due 2027	65
Debentures, 9.00%, due 2031	247
Senior notes, 5.70%, due 2040	540
Senior notes, 7.06%, due until 2016	8
Other debt, 2.50% to 7%, due until 2031	19
Total	1,959

The table below provides per currency the expected principal payments (undiscounted) of our long-term borrowings by year of maturity as of December 31, 2015. For the definition of “fair value,” see Note 18.1 to the consolidated financial statements included under Item 18 in this Form 20-F Report.

USD denominated debt

(in millions of U.S. dollars)	2016	2017	2018	2019	2020	Thereafter	Fair Value
Senior Notes due 2016	9	—	—	—	—	—	9
Bonds due 2017	—	172	—	—	—	—	183
Senior notes due 2019	—	—	—	130	—	—	133
Notes due 2027	—	—	—	—	—	71	82
Debentures due 2031	—	—	—	—	—	271	352
Senior notes due 2040	—	—	—	—	—	827	825
Other debt	2	—	—	—	—	18	20

Euro denominated debt

(in millions of euros)	2016	2017	2018	2019	2020	Thereafter	Fair Value
Retail bond due 2018	—	—	400	—	—	—	435
Senior bonds due 2020	—	—	—	—	400	—	436

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

At December 31, 2015, 2014 and 2013, we were in compliance with all covenants for long-term debt.

Short-Term Borrowings

In 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a new €400 million five-year multi-currency, unsecured revolving credit facility agreement (the “€400 million RCF Agreement”), replacing the 2011 €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “€600 million RCF Agreement”). Recently, the lenders unanimously agreed to the extension of the €400 million RCF Agreement to 2021.

U.S. entities

Delhaize America, LLC had no outstanding borrowings under these agreements as of December 31, 2015, 2014 and 2013.

Under the RCF Agreements, as applicable, Delhaize America, LLC had no average daily borrowings during 2015, 2014 and 2013. In addition to the RCF Agreements, Delhaize America, LLC had a committed credit facility available until November 2014 to exclusively fund letters of credit of $35 million (€29 million) of which approximately $13 million (€9 million) was drawn for issued letters of credit as of December 31, 2013.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion and these facilities which are also available to fund letters of credit were $50 million (€46 million) at December 31, 2015. As of December 31, 2015, 2014 and 2013, Delhaize America, LLC had no borrowings outstanding under such arrangements but used $8 million (€7 million) in 2015, $10 million (€8 million) in 2014 and none in 2013 to fund letters of credit.

European entities

At December 31, 2015, 2014 and 2013, our European entities had credit facilities (committed and uncommitted) of €574 million (of which €475 million of committed credit facilities, including the €400 million RCF Agreement described above), €683 million and €895 million, respectively.

Borrowings under these credit facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, we had no outstanding short-term bank borrowings at the end of 2015, 2014 and 2013.

An amount of €51 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €35 million was outstanding as of December 31, 2015 (€29 million at December 31, 2014 and €34 million at December 31, 2013).

Debt Covenants for Short-Term Borrowings

The €400 million RCF Agreement and the €75 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and merger, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. For information regarding covenants on the €400 million RCF Agreement, see Item 10 “Additional Information — Material Contracts — Delhaize Group Facility Agreement.” None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At December 31, 2015, 2014 and 2013, we were in compliance with all covenant conditions for Short-Term Bank Borrowings.

Credit Ratings

Standard & Poor’s Rating Services (Standard & Poor’s) and Moody’s Investors Service, Inc. (Moody’s) rate our senior unsecured long-term debt. Standard & Poor’s and Moody’s assign investment grade credit ratings of BBB and Baa2, respectively, with stable outlooks to our long-term debt. The ratings of both agencies remained unchanged during 2015.

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

Contractual Obligations, Commitments and Financial Guarantees

The following table summarizes the contractual obligations of our continued operations as of December 31, 2015:

	Payments due by period
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions of euros)
Long-term debt (excluding finance lease obligations)(1)	2,179	10	158	400	120	400	1,091
Interest on fixed rate debt	1,649	116	112	106	87	85	1,143
Finance lease obligations (minimum payments)(2)	555	75	58	50	43	40	289
Self-insurance obligations	161	66	29	19	12	8	27
Operating lease obligations (minimum payments)(2)	1,563	320	263	217	162	120	481
Purchase obligations(3)	213	158	38	14	2	—	1
Pension benefits(4)	103	13	4	8	13	16	49
Other post-retirement benefits(4)	3	1	—	—	—	—	2
Total	6,426	759	662	814	439	669	3,083

(1)	Long-term debt excludes any hedging effects and does not take into account premiums and discounts.
(2)	Both the finance lease and operating lease obligations include closed store lease obligations.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable within 30 days without penalty and/or contain contingent payment obligations.
(4)	The ‘Thereafter’ category includes years 2021 to 2025.

Following the closing of the sale of our Sweetbay, Harveys and Reid’s operations and the sale of Bottom Dollar Food, we provide guarantee for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, we will assume the financial obligation towards the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance and real estate taxes, as of December 31, 2015. Currently, we do not expect to be required to pay any amounts under these guarantees.

	Payments due by period
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions of euros)
Finance lease obligations (minimum payments)	97	4	5	5	6	7	70
Operating lease obligations (minimum payments)	184	22	21	19	16	14	92
Total	281	26	26	24	22	21	162

Furthermore, the Group has provided certain specific, limited customary representations and warranties for certain of Delhaize Group’s smaller divestments in Southeastern Europe segment in the past years for a maximum amount of €11 million and with an ultimate maturity date in 2019.

In addition, we issued other financial guarantees for a total amount of €4 million.

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

Funding and Liquidity Risk. Funding and liquidity risk include the risks that we will encounter difficulty in raising financing and in meeting payment obligations when they come due. We manage this exposure by closely monitoring our liquidity resources, consisting of a combination of retained cash flows, bank facilities, long-term debt, and leases, which are essential to fulfill working capital, capital expenditures and debt servicing requirements. We operate an international cash-pooling structure in order to centralize cash on a daily basis wherever possible. At year-end 2015 the Group’s cash and cash equivalents amounted to €1.6 billion.

We also monitor the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Note 18.2 “Short-term Borrowings” to the consolidated financial statements included in Item 18 in this Form 20-F Report). At year-end 2015, we had committed and undrawn credit lines totaling €475 million. These credit lines consisted of a syndicated multicurrency credit facility of €400 million for the Company and certain of its subsidiaries including Delhaize America, LLC and €75 million of bilateral credit facilities for the European entities.

At December 31, 2015, the maturities of the committed credit facilities were as follows: €50 million maturing in 2016, €25 million maturing in 2017 and €400 million maturing in 2020.

We monitor the maturities of our outstanding debt in order to reduce refinancing risk. At December 31, 2015, the expected redemption values of the long-term debt through 2019 were €9 million in 2016, €158 million in 2017, €400 million in 2018, and €119 million in 2019 after the effect of cross-currency interest rate swaps. Our long-term issuer ratings from Standard & Poor’s and Moody’s are BBB (stable) and Baa2 (stable) respectively. These credit ratings are supported by cross-guarantee arrangements among the Group and substantially all of U.S. subsidiaries, whereby the entities guarantee each other’s financial debt obligations. We leverage our investment grade credit rating to optimally refinance maturing debt.

As also described in Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” to the consolidated financial statements included in Item 18 in this Form 20-F Report, we are subject to certain financial and non-financial covenants related to our long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.

Interest Rate Risk, Interest rate risk arises on interest-bearing financial instruments and represents the risk that the fair value or the associated interest cash flows of the underlying financial instrument will fluctuate because of future changes in market interest rates.

Our interest rate risk management objectives are to reduce earnings volatility, to minimize interest expense over the long term, and to protect future cash flows from the impact of material adverse movements in interest rates. We review our interest rate risk exposure on a quarterly basis and at the inception of any new financing operation.

As part of our interest rate risk management activities, we may enter into interest rate swap agreements (see Note 19 “Derivative Financial Instruments and Hedging” in the Financial Statements). At the end of 2015, 88% of the financial debt after swaps of the Group carried a fixed interest rate (2014: 80.4%; 2013: 74.3%).

The sensitivity analysis presented in the table below estimates the impact on the financial results and equity (with all other variables held constant) of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (3-month Euribor and 3-month Libor) during the year, within a 95% confidence interval.

December 31, 2015

Currency	Impact on Financial Result	Impact on Equity
EUR	€0.07 million	—
USD	€0.13 million	€2.1 million
Total	€0.20 million	€2.1 million

December 31, 2014

Currency	Impact on Financial Result	Impact on Equity
EUR	€0.04 million	—
USD	€0.09 million	€0.4 million
Total	€0.13 million	€0.4 million

December 31, 2013

Currency	Impact on Financial Result	Impact on Equity
EUR	€0.11 million	—
USD	€0.08 million	€0.2 million
Total	€0.19 million	€0.2 million

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

We do not hedge this “translation exposure”. However, we aim to minimize this exposure by funding the operations of our entities in their functional currency, wherever feasible.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, our net profit would have increased/decreased by €3 million in 2015 (€2 million in 2014 and €1 million in 2013), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.

In 2015, 75% of our EBITDA was generated in U.S. dollars (77% and 64% in 2014 and 2013, respectively). At December 31, 2015, 63% of our financial debt after cross-currency swaps was denominated in U.S. dollars (66% and 69% in 2014 and 2013, respectively).

Transaction exposure. Our exposure to fluctuations in foreign currency movements in our business operations is limited as operating companies’ purchases and sales are primarily denominated in their functional currency.

We are exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2015, the U.S. dollar had strengthened/weakened by 23% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2015 using a 95% confidence interval), our net profit (all other variables held constant) would have been €13 million higher/lower (2014 and 2013: €5 million and €4 million higher/lower with a rate shift of 12% and 14%, respectively).

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

A defined contribution plan is a post-employment benefit plan under which we and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds. In Belgium, the defined contribution plans include a minimum guaranteed return, which is in part guaranteed by an external insurance company that receives and manages the contributions. These plans have some defined benefit plan features (as discussed further in Note 21.1 to our consolidated financial statements, included under Item 18 in this Form 20-F Report) which may result in an underfunding due to the declining return of long-term low risk investments. We monitor to which extent a potential liability can arise from these plans and recognize material exposures in our balance sheet, if any.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions.

We operate defined benefit plans at several of our companies and approximately 20% of the Group’s associates were covered by defined benefit plans at the end of 2015.

If, at the balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), we would bear a theoretical “underfunding risk” at that moment in time. At the end of 2015, we recognized a net liability of €127 million (2014: €135 million; 2013: €117 million) to cover such underfunding.

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

Self-insurance provisions of €161 million are included as a liability on the balance sheet as of December 31, 2015. More information on self-insurance can be found in Note 20.2 “Self-insurance Provisions” and related investments held to cover the self-insurance exposure are included in Note 11 “Investments in Securities” to the consolidated financial statements included in Item 18 in this Form 20-F Report.

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

In 2015, the U.S. overall inflation was 0.7% (0.8% in 2014 and 1.5% in 2013) primarily driven by higher food prices whereas energy prices declined sharply. Food inflation was 0.8%, compared to a 3.4% increase in 2014 (1.1% in 2013) and food at home inflation was -0.4% following an increase of 3.7% in 2014 (source: B.L.S.).

For Delhaize Belgium, national food inflation in 2015 was 1.2% compared to -0.4% in 2014. Delhaize Belgium continued to invest in prices as of 2014.

Although there is the risk that inflation in European countries where we operate could have an effect on our results, such inflation did not have a material effect on our consolidated sales or results of operations to date.

Economic Conditions. The U.S. economic environment continued to improve in 2015. Real gross domestic product growth (GDP) was 2.4% in 2015, the same rate as in 2014. The increase in real GDP in 2015 primarily reflected positive contributions from personal consumption expenditures (PCE), nonresidential fixed investment, residential fixed investment, private inventory investment, state and local government spending, and exports. Imports, which are a subtraction in the calculation of GDP, increased. Comparing real GDP growth in 2015 with growth in 2014, real GDP increased 2.4 percent in both years, though there were offsetting movements in the components. Decelerations in nonresidential fixed investment and in exports and an acceleration in imports were offset by accelerations in PCE and in residential fixed investment, a smaller decrease in federal government spending, and accelerations in private inventory investment and in state and local government spending. (source: U.S. Department of Commerce).

Unemployment in the U.S. was at 5.0% in December 2015 down from 5.6% in December 2014. SNAP (Supplemental Nutrition Assistance Program) national participation was 45.2 million persons in December 2015, 1.1 million less than in December 2014. General inflation was 0.7% in 2015 compared to 0.8% in 2014.

In Belgium, GDP evolution was positive in 2015 at 1.4%. General inflation slightly increased (0.6% in 2015) and food inflation came out at 1.2%. The unemployment rate was 8.5%, identical to 2014. The competitive environment remained challenging and focused on price.

Within our Southeastern Europe segment, economic conditions in Greece, our largest market of the segment, remain very difficult and resulted in a real GDP evolution of -0.2% (after +0.7% in 2014 and -3.2% in 2013) whereas general inflation was -1.7% in 2015, down from -1.3% in 2014.

RECENT EVENTS, TRENDS AND OUTLOOK

Recent Events

In June 2015, Royal Ahold (“Ahold”) and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize Group into Ahold. In March 2016, Ahold and Delhaize Group each announced that their respective shareholders had each approved the proposed merger at their respective extraordinary general meetings of shareholders. In addition, in March 2016, Delhaize Group and Ahold announced that they had received regulatory clearance from the Belgian Competition Authority (“BCA”) with regard to the proposed merger of the two companies, subject to certain conditions. The BCA’s approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by the regulator. A limited number of future Ahold and Delhaize Group projects will also need to be divested. Regulatory review of the proposed merger is currently underway with the U.S. Federal Trade Commission (“FTC”). The transaction is expected to be completed in mid-2016, following associate consultation procedures and regulatory clearances. For additional information, we refer to Note 36 under Item 18 in this Form 20-F Report.

In February 2016, Delhaize Group acquired, through a squeeze-out procedure, an additional 7.6% non-controlling interests in C-Market (Serbian subsidiary) for a consideration of almost €6 million (see also Note 4.2). As a result, the Group currently owns 99.3%.

In February 2016, we issued 248,435 new shares for a consideration of €23 million to satisfy the exercise of warrants.

In January and February 2016, holders of Delhaize Group bonds were invited to respective general meetings to approve the change of issuer of the relevant Bonds, to waive the potential event of default under the relevant Bonds and to consent to certain technical amendments to the terms and conditions of the relevant Bonds in light of the anticipated legal structure of the combined company following the proposed merger with Ahold. Resolutions were passed at the first bondholders meeting for the 3.125% institutional bonds due February 27, 2020 with a majority of around 96%. Because of the absence of a quorum at the first bondholders meeting for the 4.25% retail bonds due October 19, 2018, an adjourned bondholders meeting was held in February 2016 at which the resolutions were passed with a majority of around 99%.

In March 2016, our Board of Directors proposed a gross dividend of €1.80 per share to be paid to owners of ordinary shares against coupon no. 54 on June 2, 2016. After deduction of 27% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.31 per share. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 26, 2016 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 2, 2016, is €188 million.

Trends and Outlook

The recent past was characterized by a challenging economic environment in our markets, and consumers more actively seeking ways to maximize the value they receive for their spending. Competition – both on a promotional and operational level — remains tough. In response, we started to invest to improve our price competitiveness, and to focus on core markets, operating efficiencies and free cash flow generation.

The increased focus on core markets resulted in several divestitures in our U.S. segment, allowing us to concentrate on our two core operations: Food Lion and Hannaford.

Between 2011 and the beginning of 2014, we repositioned all of our Food Lion stores with the aim of enhancing customer satisfaction by improving our price positioning, realizing meaningful volume growth in return. In 2014, the next step in strengthening our position was taken with the roll-out of our “Easy, Fresh and Affordable… You Can Count on Food Lion Every Day!” strategy in 76 Food Lion stores. During 2015, this strategy has been further rolled out in 162 stores, with the initial sales uplifts being in line with our expectations, while gross margin, labour and shrink has been much better than the previous experience during 2014. In 2016, we plan to remodel 142 stores in an additional market and to continue to refine the strategy.

During 2015, Hannaford continued its strategic price investments policy and focus on healthy and fresh quality assortment. Additionally, Hannaford-to-Go click and collect sites were expanded, new meals-to-go offerings were deployed in test markets, and new small-format prototype opened in North Berwick, Maine. In 2016, we will continue to work on the Hannaford 2020 project through the refinement of the pilot stores opened in 2015, the opening of a new store format concept, and the continued expansion of Hannaford-To-Go.

With the challenging economic environment, Belgian consumers became increasingly price-sensitive and competition among supermarket operators and discounters increased. As our Belgian operations faced a growing structural cost gap with respect to compensation and working conditions compared to our main competitors, we announced in June 2014 our “Transformation plan” for Belgium. In February 2015, we reached a final agreement with our social partners and started the implementation of the Transformation Plan, with 2 100 employees voluntarily leaving the Company by the end of 2015, and starting to roll-out the new store organization and improving operational standards. 2015 was therefore a year of transition, starting to show some first Transformation Plan savings. 2016 will therefore be dominated by completing the implementation of the Transformation Plan by October 2016. Further, we will reinforce our commercial position in our competitive market, intensify our e-commerce initiatives, and continue with our expansion of affiliated stores, with a focus on “proximity” concepts in order to generate sustained comparable store sales and continue growing market share. We expect to see for 2016 an increase in our underlying operating profit margin.

The Greek economy remained under tremendous economic pressure for several years now, resulting in continued high unemployment and significant stress on the budget of households and tremendous price competition in the market. Alfa Beta was able to resist the general market trend and continued gaining market share, remaining the leading food retailer in Greece. In order to strengthen its market position, Alfa Beta resumed store expansion and further improved its competitiveness with targeted price investments and assortment improvements, which it will continue in 2016, combined with strict cost management and an omni-channel customer approach.

In 2015, the general economic situation in Serbia finally stabilized. However, the economic downturn of the past resulted in increased competition and material pressure on revenue growth. In 2015, the increased operational efficiency resulting from the opening of our new distribution center, one of the largest in the Balkans, as well as the success of remodelled and newly opened Maxi stores drove both increased profitability and market share. We expect to further strengthen our operational efficiency and profitability in 2016, while continuing to expand and renew our store network.

Over the last years, Mega Image achieved in Romania strong revenue growth, driven by store expansion (471 stores at the end of 2015 compared to 40 stores in 2008) and is now the leading food retailer in Bucharest. Economic growth has been robust in 2015 and is expected to remain stable in 2016. With competition expanding fast and new competitors entering the market, we aim to defend our market position with continued profitable store expansion and further improved customer proposition.

In 2016, we will continue displaying capital discipline, with plans to invest approximately €825 million of capital expenditures (at identical exchange rates excluding leases), largely for remodelling activities at Food Lion and in Belgium, as well as further expansion in Southeaseastern Europe and building new distribution centers in Belgium and Romania. Further, we expect to complete our SAP Retail rollout in Europe by the middle of 2017.

In June 2015, Royal Ahold (“Ahold”) and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize Group into Ahold, with Ahold continuing as the surviving company in the merger. Consequently, at Group level, the focus in 2016 will be on completing the merger by the middle of 2016 and ensuring that all necessary steps are taken to achieve a successful combination of the two entities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

In accordance with Belgian law, our affairs are managed by our Board of Directors. Under our Articles of Association, the Board of Directors must consist of at least three directors. Our Board of Directors consists of 11 directors, all of which are non-executive directors.

In March 2016, the Board of Directors determined that the current directors, with the exception of Jacques de Vaucleroy and Luc Vansteenkiste, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the rules of the NYSE. The Board made its determination based on information furnished by all directors regarding their relationships with us. Messrs. de Vaucleroy and Vansteenkiste are not independent under the criteria of the Companies Code because they have served on the board of directors as non-executive directors for more than three consecutive terms. The Board of Directors met thirteen times in 2015.

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

On May 28, 2015, the shareholders at the Ordinary Shareholders’ Meeting approved (i) the renewal of the mandate of Ms. Shari Ballard for a term of four years, (ii) the renewal of the mandates of each of Messrs. Jacques de Vaucleroy and Luc Vansteenkiste for a term of three years and (iii) the appointment of Ms. Dominique Leroy and Mr. Patrick De Maeseneire as directors for a term of four years.

Our current Board of Directors, and biographical information concerning such individuals, are set forth below. The business address of each of our directors is Square Marie Curie 40, 1070 Brussels, Belgium.

Name	Position	Director Since	Term Expires
Mats Jansson	Chairman	May 2011	2018
Claire H. Babrowski(1)	Director	May 2006	2016
Shari L. Ballard	Director	May 2012	2019
Jacques de Vaucleroy	Director	May 2005	2018
Elizabeth Doherty(1)	Director	May 2013	2016
Dominique Leroy	Director	May 2015	2019
Patrick De Maeseneire	Director	May 2015	2019
William G. McEwan	Director	May 2011	2018
Jack Stahl	Director	August 2008	2018
Johnny Thijs	Director	May 2014	2017
Luc Vansteenkiste	Director	May 2005	2018

(1)	Ms. Babrowski and Ms. Doherty have informed the Board that they will not stand for renewal when their mandates expire at the Ordinary Shareholders’ Meeting to be held on May 26, 2016.

Mats Jansson (1951). Mr. Jansson has served as Chairman of our Board of Directors since May 2012. Mr. Jansson currently serves as an independent board member of TeliaSonera and is a member of the JPMorgan

European Advisory Council. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously served as a director of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank. Mr. Jansson studied economical history and sociology at the University of Örebro, Sweden.

Claire H. Babrowski (1957). Ms. Babrowski is a retired retail executive. She serves on the Board of Directors of Pier 1 Imports, Inc. since March 2011. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. From 2007 until 2010, Ms. Babrowski was the Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum and was named three times to Fortune’s Most Powerful Women Top 50. Ms. Babrowski holds a Master in Business Administration from the Keenan Flagler Business School at the University of North Carolina.

Shari L. Ballard (1966). Ms. Ballard has been President, International and Chief Human Resource Officer of Best Buy Co. since August 2013. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, rising to the position of general manager. Following her store tenure, she had a variety of rules including head of Human Resources and Legal. In 2007, Ms. Ballard assumed responsibilities for Best Buy stores in the United States. She was promoted to president of Americas, U.S. and Mexico in 2010 and two years later, she was appointed president of international. In 2013, she took on the additional role as chief human resources officer. Ms. Ballard serves on the Board of Directors of the University of Minnesota Foundation. Ms. Ballard graduated from the University of Michigan—Flint with a Bachelor’s Degree in Social Work.

Patrick De Maeseneire (1957). Since November 1, 2015, Mr. De Maeseneire has been Chief Executive Officer of Jacobs Holding AG, major shareholder of Barry Callebaut AG. Mr. De Maeseneire is Vice Chairman of the Board of Directors of Barry Callebaut AG. Mr. De Maeseneire started his professional carrier in 1980 at Arthur Andersen (Consulting). Between 1980 and 1997, he held executive positions at Wang, Apple Computer, Sun International and at the Belgian TV station VTM. Between 1998 and 2002, Mr. De Maeseneire held leading positions within the Adecco Group, starting as country manager for the Benelux region before leading the Adecco Group’s worldwide professional staffing business from New York. In 2002, Mr. De Maeseneire joined the chocolate manufacturer Barry Callebaut where he served as CEO until 2009, when he returned to Adecco as CEO. Mr. De Maeseneire served as CEO of Adecco from June 2009 until August 2015. Mr. De Maeseneire earned a Master’s degree in commercial engineering at the Solvay Business School of Brussels University (VUB), Belgium and a special license in marketing management at the Vlerick Leuven Gent Management School, Belgium. Mr. De Maeseneire also completed studies in business management at the London Business School and INSEAD, Fontainebleau, France. In April 2007 he received the heritage title of “Baron” from the Belgian King.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy has been a member of the AXA Management Committee and the CEO of the Northern, Central and Eastern Europe business unit since March 2010. From 2011, he also assumed global responsibility for the AXA Group’s Life and Savings and Health businesses. It has recently been announced that Mr. de Vaucleroy will leave AXA at the end of June 2016. Before joining AXA, Mr. de Vaucleroy has spent 23 years within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance and Investment Management Europe. He has extensive experience in the banking, insurance and asset management business, both in Europe and in the U.S. Jacques de Vaucleroy holds a degree in law from Catholic University of Louvain (UCL), Belgium and a Master of Business Law from Vrije Universiteit van Brussel (VUB), Belgium.

Elizabeth Doherty (1957). Ms. Doherty began her career with Unilever in 1979 as an assistant internal auditor and then spent the following 22 years serving the organization, assuming positions of increasing responsibility in audit, accounting, supply chain, commercial operations, and finance in multiple countries across Europe and Asia. She left Unilever as Senior Vice President Finance, Central & Eastern Europe in 2001 to enlist with Tesco as its Group International Finance Director where she led that function for six years. In 2007 she joined Brambles Industries as its Chief Financial Officer and most recently served as CFO of Reckitt Benckiser, from 2011 to 2013. In addition to her executive experience she has also served on the Boards of both Brambles Industries and Reckitt Benckiser as well as that of SABMiller and Nokia Corporation. Ms. Doherty serves on the Board of Directors of Dunelm Group plc and on the Supervisory Board of Corbion NV. Ms. Doherty graduated from the University of Manchester, in the United Kingdom with a Bachelor of Science (Honors) in Liberal Studies in Science (Physics). She also is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Dominique Leroy (1964). Ms. Leroy has been Chief Executive Officer of Proximus (formerly Belgacom) and member of the Board of Directors of Proximus since January 2014. She began working at Belgacom as Vice President Sales for the Consumer division in October 2011. In June 2012, Ms. Dominique Leroy held the position of Executive Vice President of the Consumer Business Unit of Belgacom and member of the Management Committee of Belgacom Group. Prior to Belgacom, Ms. Leroy worked for 24 years at Unilever. She was Managing Director of Unilever Belux and member of Unilever’s Benelux management committee. She previously held various positions in marketing, finance and customer development. Ms. Leroy is an independent Board Member at Lotus Bakeries. Mrs. Leroy holds a degree in Business Engineering from the Solvay Business School of Brussels University (ULB).

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

Johnny Thijs (1952). Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as Product & Marketing Manager for Belgium. In 1981, he was named Marketing & Sales Manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as Executive Vice President before becoming CEO for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named CEO of Ter Beke. Mr. Thijs joined Belgian Post in 2002 where he served as CEO until the end of February 2014. Mr. Thijs is Chairman of the Board of Directors of Spadel SA, Reticel and Betafence and also member of the Boards of Directors of H.Essers, USG People and Ghelamco Invest. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium.

Luc Vansteenkiste (1947). Mr. Vansteenkiste is President of the Board of the Belgian company Sioen. Mr. Vansteenkiste is Chairman of European Issuers since April 9, 2014 and he is also a member of the Board of Smartphoto Group and Scheerders van Kerchove United Company. Mr. Vansteenkiste is Honorary Chairman of the Federation of Belgian Companies. Mr. Vansteenkiste was Chief Executive Officer of Recticel until April 2010 and Vice President of its Board of Directors until May 2013. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

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

The Audit & Finance Committee is composed solely of independent directors. The members of the Audit & Finance Committee are Jack Stahl, who is the Chair, Claire Babrowski, Elizabeth Doherty and Patrick De Maeseneire.

Our Terms of Reference of the Audit & Finance Committee require that all members satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, and the New York Stock Exchange. The Board of Directors has determined that Mr. Stahl, Ms. Babrowski, Ms. Doherty and Mr. De Maeseneire are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. In 2015, the Audit & Finance Committee met six times.

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

The members of the Remuneration Committee are William G. McEwan, who is the Chair, Shari Ballard, Jacques de Vaucleroy and Johnny Thijs, each of whom is an independent director with the exception of Jacques de Vaucleroy. Mr. de Vaucleroy is not independent under the criteria of the Companies Code because he has served on the board of directors as a non-executive director for more than three consecutive terms.

In 2015, the Remuneration Committee met ten times. Our Remuneration Policy for Directors and the Executive Committee can be found as Exhibit F to our Corporate Governance Charter, which is posted on our website at www.delhaizegroup.com.

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

The members of the Governance and Nomination Committee are Jacques de Vaucleroy, who is the Chair, Claire Babrowski, Mats Jansson, Dominique Leroy and Luc Vansteenkiste. Each of Mmes. Babrowski and Leroy and Mr. Jansson are independent directors. Messrs. de Vaucleroy and Vansteenkiste are not independent under the criteria of the Companies Code because they have served on the board of directors as non-executive directors for more than three consecutive terms. In 2015, the Governance and Nomination Committee met five times.

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

Our Executive Committee members and biographical information concerning such individuals are set forth below.

Name	Position	Executive Officer/ Member of the Executive Committee Since
Frans Muller	President and Chief Executive Officer of Delhaize Group	2013
Pierre Bouchut	Executive Vice President and Chief Financial Officer of Delhaize Group	2012
Marc Croonen	Executive Vice President and Chief Human Resources Officer of Delhaize Group	2014
Kevin Holt	Executive Vice President and Chief Executive Officer of Delhaize America	2014
Kostas Macheras(1)	Executive Vice President of Delhaize Group and Chief Executive Officer of Southeastern Europe	2010

(1)	Kostas Macheras retired on March 31, 2016. As of April 1, 2016, Pierre Bouchut oversees operations in Southeastern Europe and Indonesia.

Frans Muller (1961). Mr. Muller is President and CEO of Delhaize Group since November 2013. In 1988, he joined KLM Cargo where he served in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore. Mr. Muller joined the German retailer Metro AG in 1997, first as Operations Director, and then as managing director of its Dutch subsidiary, Makro. In 2002, he served as a board member of Metro Cash & Carry International, and was appointed as regional director for Eastern Europe and Russia. From 2004 to 2005, Mr. Muller served as President, Asia Pacific and Russia/Ukraine, Metro Cash & Carry International. In 2005, he was appointed CEO of Metro Group Buying, and in 2006, was appointed to the Management Board of Metro AG. In February 2008, he became CEO of Metro Cash & Carry until his departure in March 2013. Mr. Muller holds a Master of Business Economics from the Erasmus University, Rotterdam (The Netherlands).

Pierre Bouchut (1955). Mr. Bouchut is Executive Vice President and Chief Financial Officer of Delhaize Group since March 2012. Mr. Bouchut began his career in 1979 with Citibank Paris. He joined Bankers Trust France SA in 1987 to become Vice-President, Finance. In 1988, he joined McKinsey & Company as a consultant in the Corporate Finance and Integrated Logistics practices. Between 1990 and 2005, Mr. Bouchut was with Group Casino, where he successively held the positions of Chief Financial Officer, Managing Director and CEO responsible for both the French and international operations (U.S., Poland, the Netherlands, Taiwan, Brazil, Argentina, Columbia and Venezuela). Between 2005 and 2009, Mr. Bouchut served with Schneider Group as CFO, developing numerous initiatives in the field of structured finance, risk management and external growth. He joined Carrefour in 2009 as Chief Financial Officer and was most recently Executive Director Growth Markets of Carrefour, overlooking operations in Latin America (Brazil, Columbia and Argentina) and in Turkey, India, Indonesia and Malaysia. He was also overlooking Carrefour Personal Financial Services operations worldwide. Mr. Bouchut is member of the Board of Directors of Hammerson. Mr. Bouchut graduated from HEC and holds a Master’s Degree in Applied Economics from Paris Dauphine University.

Marc Croonen (1961). Mr. Croonen is the Executive Vice President and Chief Human Resources Officer of Delhaize Group since May 2014. Mr. Croonen began his career with the former brewery Artois, later Interbrew. After having been HR-Manager for nine years, he became Head of HR and Communication with Volkswagen Belgium from May 1995 until March 1999 and HR-Director with Danone for Northern Europe from March 1999 until March 2001. From March 2001 until April 2010, Mr. Croonen was employed by AB Inbev, from 2005 onwards in the capacity of Head of HR for Western Europe. In April 2010, Mr. Croonen moved to Dexia as Group HR Director until October 2012 when he joined International Paper as HR-Director Europe until April 2014. Mr. Croonen is a graduate of the Catholic University of Leuven (Belgium) with a Master in Psychology of Organization and Work.

Kevin Holt (1958). Mr. Holt is the Executive Vice President and Chief Executive Officer of Delhaize America since July 2014. Mr. Holt previously served as President of Retail Operations for SuperValu, a Minnesota-based grocery retailer where he filled a key retail role. During his tenure at SuperValu, the company owned the Albertsons, Jewel-Osco and Save-A-Lot chains and was the third-largest food retailing company in the United States. Prior to his senior executive leadership role at SuperValu, Mr. Holt worked for three years with Sears Holding Company and 14 years with Meijer, working in various leadership positions including Executive Vice President of Retail Operations, Senior Vice President of Information Technology/Services and Strategic Planning. Before joining the retail industry, Mr. Holt spent nine years at NCR delivering technology solutions to large and complex organizations. Mr. Holt holds a bachelor’s degree from Ferris State University in Big Rapids, Michigan.

Kostas Macheras (1953). Mr. Macheras was Executive Vice President of Delhaize Group and Chief Executive Officer Southeastern Europe until March 31, 2016. Mr. Macheras joined Delhaize Group in 1997 as General Manager of Alfa Beta Vassilopoulos. In 2009 Mr. Macheras added Mega Image, the Romanian operations of Delhaize Group, to his responsibilities. He was appointed to the Delhaize Group Executive Committee in 2010. Mr. Macheras started his professional career in retailing in the U.S., as purchasing manager at the Quality Super Market Company in Chicago. He worked for 14 years for Mars, Inc. In 1982, he was in charge of sales, marketing and export in The Netherlands, and later became General Manager for Greece and Italy. From 1996-1997 he served as General Manager of Chipita International in Greece. He has been a Board member of EEDE (Hellenic Management Association) for nine years. He has been a member of the Board of Directors at EASE (Association of Greek Executive Officers) since 2008, and is also currently a Board member of SEET (Association of Greek Food Enterprises). In 2005, he was named Officer in the Order of Leopold II by King Albert II of Belgium. In April 2009, Mr. Macheras was elected Manager of the Year 2008 by the Hellenic Management Association. Mr. Macheras holds a BA from Piraeus University and an MBA from the Roosevelt University of Chicago (Business Administration & Marketing).

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

Role of the Remuneration Committee. The role of the Remuneration Committee is to (i) recommend to the Board of Directors the compensation of the members of Executive Management, which consists of the Company’s Chief Executive Officer, and other members of the Company’s Executive Committee; (ii) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (iii) evaluate the performance of the Executive Management; and (iv) advise the Board on other compensation issues. The roles and responsibilities of the Remuneration Committee are described in its Terms of Reference and are set forth as Exhibit C to the Corporate Governance Charter.

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

There has been no change in the Director remuneration in 2015.

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

2015 Director Compensation

(in EUR)	2015
Directors
Claire Babrowski	€105,000
Shari L. Ballard	€90,000
Jacques de Vaucleroy	€105,000
Elizabeth Doherty	€95,000
Mats Jansson	€210,000
William G. McEwan	€95,000
Didier Smits(1)	€32,438
Jack L. Stahl	€105,000
Luc Vansteenkiste	€96,082
Pierre-Olivier Beckers-Vieujant(2)	€32,438
Johnny Thijs	€90,000
Patrick De Maeseneire(3)	€56,740
Dominique Leroy(4)	€53,753
Total compensation to all directors	€1,166,451

(1)	Mr. Smits decided not to stand for a new renewal when his mandate expired at the Ordinary Shareholders’ Meeting held on May 28, 2015.
(2)	Mr. Beckers-Vieujant decided not to stand for a new renewal when his mandate expired at the Ordinary Shareholders’ Meeting held on May 28, 2015.
(3)	Mr. De Maeseneire joined the Board of Directors and the Audit & Finance Committee effective May 28, 2015.

(4)	Ms. Leroy joined the Board of Directors and the Governance and Nomination Committee effective May 28, 2015.

Compensation of Executive Officers

Our executive officers, or executive management, consists of our Chief Executive Officer and the other members our Executive Committee. For more information regarding our Executive Committee, see “—Executive Officers; Executive Committee” above.

Executive Committee Composition in 2014 and 2015

Name	2014	2015	Current Member of Executive Committee
Frans Muller	Full Year	Full Year	Yes
Pierre Bouchut	Full Year	Full Year	Yes
Marc Croonen	Beginning May 1	Full year	Yes
Nicolas Hollanders	Ending March 13	N/A	No
Kevin Holt	Beginning July 7	Full year	Yes
Kostas Macheras(1)	Full year	Full year	No
Maura Smith	Ending October 31	N/A	No
Dirk Van den Berghe	Beginning April 1 and Ending July 31	N/A	No

(1)	Kostas Macheras retired on March 31, 2016.

Summary of total compensation paid to Executive Committee in 2014 and 2015

The table shown hereunder is based on the actual compensation payments received by members of the Executive Committee during 2014 and 2015.

	Frans Muller		Other members of the Executive Committee(2)
(in millions €)	2014	2015	2014	2015
Base Salary(1)	0.99	0.99	2.25	2.13
Short-Term Incentive(3)(4)	0.34	1.25	1.87	1.27
LTI - Performance Cash Grants(4)(5)	N/A	0	0.10	0.20
Other Short-Term Benefits	0.02	0.03	0.15	0.14
Retirement and Post-Employment Benefits	0.38	0.39	0.48	0.42
Total(6)	1.73	2.66	4.85	4.16

(1)	Amounts are gross before deduction of withholding taxes and social security levy
(2)	Included eight members in 2014 and four in 2015
(3)	Based on the performance of Year -1
(4)	For Belgium based executives, the short-term incentive amount include the Belgian holiday pay
(5)	Based on the performance of the preceding three years
(6)	Average exchange rate €/$ in 2014 = 1.3285 and in 2015 = 1.1095

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

The short-term incentive awards paid in 2015 were based on achievement in 2014 of both Company and individual performance targets.

•	Funding Threshold – In order for any short-term incentive to have been paid in 2015, the Company’s performance had to exceed a minimum performance “funding threshold”. Should the Company not have achieved this required minimum performance, no STI would have been paid under any of the performance criteria (including individual performance), irrespective of the performance achieved in such criteria. For 2014 this “funding threshold” was fixed at 90% of the Delhaize Group underlying operating profit (UOP) budget.

•	Company Performance Metrics – 50% of the payment is based on Company performance subject to a yearly decision of the Board of Director in function of the strategic focus as recommended by Management. For 2015, the performance criteria are measured as 50% of comparable store sales growth and 50% of UOP. The amount paid could range from 0% to 150% of the target short-term incentive amount in function of achieved performance against targets.

•	Individual Performance Metric – 50% of the 2015 payment was based on individual performance. This performance was directly linked to the achievement of 4 to 5 individual targets that were identified through an individual target setting process. The portion of the award tied to individual performance could be funded from 0% to 150% depending on individual performance.

Long-Term Incentive Awards.

The long-term incentive plan is designed to retain the members of the Executive Committee and reward shareholder value creation. Any grant of LTI is entirely at the discretion of the Board of Directors upon recommendation of the Remuneration Committee.

In 2014, the long-term incentive plan was changed in order to:

•	Simplify the compensation structure to create more clarity and improve the link between pay and performance, and to ensure that the plans are aligned with the Company’s strategy; and

•	Establish a more direct link between executive compensation incentives and shareholder value creation.

The Board of Directors decided that the 2015 long term incentive grants for members of the Executive Committee would consist solely of Performance Stock Units. No stock options were granted.

Stock options/warrants and performance stock units granted

The following table shows the number of stock options/warrants and performance stock units granted to the CEOs and the different members of the Executive Committee during the period 2014-2015.

Names	2014 PSU (EU)	PSU (US)	2015 PSU (EU)	PSU (US)
Frans Muller	16,670	11,156.25	11,385	7,581.75
Marc Croonen	5,418	1,359.75	3,833	957.25
Pierre Bouchut(1)	15,323	N/A	9,811	N/A
Kostas Macheras	8,232	N/A	5,271	N/A
Maura Smith	N/A	12,952.25	N/A	N/A
Kevin Holt	N/A	18,739	N/A	13,466.50
Total	45,643	44,207.25	30,300	22,004.50

(1)	On December 24, 2013, Mr. Pierre Bouchut received a grant of 93,063 options under the non-U.S. 2007 stock option plan as a retention award. Those options will vest as of January 4, 2017.

Performance Stock Units.

In 2015 the Company awarded performance stock units under its Delhaize America 2012 Restricted Stock Unit plan and under the Delhaize Group 2014 EU Performance Stock Unit Plan. The performance stock units are subject to cliff vesting after 3 years and Delhaize Group performance conditions.

In 2015, 52,305 performance stock units, expressed in DG shares, were granted to the Executive Committee.

The vesting of the awards will occur three years after the grant date, subject to performance by the Company against financial targets fixed by the Board of Directors upon grant and measured over a three-year performance period. For the 2015 grant, the performance period will be 2015 until 2017.

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

Stock Options / Warrants.

European Plan. Following European market practice, stock options under the non-U.S. 2007 Stock Option Plan for members of Executive Committee participating in the European-based plan vest at the end of an approximately three-and-a-half-year period following the grant date (“cliff vesting”). No options were granted under this plan in 2015.

US Stock Incentive Plan. Following U.S. market practice, the Delhaize Group 2012 U.S. Stock Incentive Plan for executives participating in the Group’s U.S. plan vest in equal annual installments of one third over a three-year period following the grant date. No options were granted under this plan in 2015.

In 2015, 42,025 options were exercised by the members of the Executive Committee and no stock options expired.

Performance Cash Grant.

Beginning in 2015, there have been no further grants made under the Performance Cash Plan.

Awards made to members of the Executive Committee related to the 2012 - 2014 performance period were paid in 2015, and awards made to members of the Executive Committee related to the 2013 - 2015 performance period will be paid in 2016.

The value of the performance cash award granted for each three year performance period, referred to as the “target award,” is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payments made in 2015 related to the 2012 - 2014 performance period were based on achievements against targets set in 2012. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for ROIC and compounded annual revenue growth. The relative weight for these metrics is 50% for ROIC and 50% for revenue growth.

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

Other Benefits, Retirement and Post-employment Benefits.

Other Benefits.

For members of the Executive Committee other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits, and an allowance for financial planning (for U.S. members of the Executive Committee). The Company does not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of the Executive Committee.

Delhaize Group believes these benefits are appropriate for the responsibilities of members of the Executive Committee and believes they are consistent with the Group’s philosophy and culture and with current market practices.

Retirement and Post-Employment Benefits.

The members of the Executive Committee benefit from pension plans, which vary regionally.

In 2015, a U.S. member of the Executive Committee participated in a defined contribution plan in the respective operating company.

The Belgian members of the Executive Committee participate in the Belgian plan, a non-contributory defined contribution plan.

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

For sake of completeness, the Greek employment agreement of Kostas Macheras provided for a payment equal to 24 months of total cash compensation in the event the Company terminated his employment without cause in specific circumstances, in case of retirement or, if terminated by Mr. Macheras for good reason. The termination would also result in forward vesting of all of his outstanding long-term equity incentive awards. The above-mentioned Greek employment relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary. Mr. Macheras retired on March 31, 2016 and received a payment equal to 24 months of total cash compensation and forward vesting of all of his outstanding long-term equity incentive awards.

EMPLOYEES

As of December 31, 2015, we employed approximately 154,000 employees (of which approximately 75,000 were full-time employees and approximately 79,000 were part-time employees). As of December 31, 2015, we employed approximately 98,600 employees in the United States, approximately 15,300 in Belgium, and approximately 40,000 in other regions.

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

SHARE OWNERSHIP OF DELHAIZE GROUP MANAGEMENT

On December 31, 2015, the directors and the members of our Executive Committee (16 persons as of that date) as a group owned 170,505 Delhaize Group ordinary shares and 9,600 ADRs (each representing 1/4 of an ordinary share), which represented approximately 0.17% of our outstanding shares. To our knowledge, none of our directors or executive officers beneficially own more than 1% of our shares. On December 31, 2015, the members of our Executive Committee owned as a group 316,331 stock options and EU performance stock units representing an equal number of existing ordinary shares and 273,912 options and U.S. performance and restricted stock units on ADSs (each representing 1/4 of an ordinary share) of the Company.

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

As of April 1, 2016, the following shareholders and groups of shareholders currently have declared holdings of at least 3% of the outstanding shares of Delhaize Group.

Date of Notification	Name of Shareholder	Number of Ordinary Shares Held	Percentage of total voting rights on date of notification
February 18, 2009	Citibank N.A. (*)	10,682,499	10.62%
January 22, 2016	Silchester International Investors LLP	5,179,425	4.98%
February 3, 2014	Black Rock Group	4,979,338	4.86%

(*)	As Depositary for the American Depositary Receipts program of Delhaize Group. Citibank disclaims any beneficial interest in Delhaize Group ordinary shares that Citibank N.A. holds as Depositary under the American Depositary Receipts program of Delhaize Group.

Number of Shares and Potential Voting Rights of Delhaize Group(1)

Effective voting rights attached to shares representing the capital (= number of outstanding shares)	104,253,387
Future potential voting rights resulting from exercise of warrants	739,381

(1)	As of April 1, 2016.

Based on information received by Citibank, our depositary for our ADSs evidenced by ADRs, there were 25,136,104 ADRs outstanding and 12,400 registered holder owners with a registered address in the United States as of April 1, 2016. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

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

A.	Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Form 20-F Report. Our consolidated financial statements presented herein and the Notes to the consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. Currently, the only difference between the effective IFRS as issued by the IASB and adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so called “carve-out”). We are not affected by the so-called carve-out and therefore there is no difference for us between the effective IFRS as issued by the IASB and adopted by the EU, as of December 31, 2015. We further refer to our comments made in connection with “Initial Application of New, Revised or Amended IASB Pronouncements” and “Standards and Interpretations Issued but not yet Effective,” in respectively Notes 2.2 and 2.5 of the consolidated financial statements.

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

In a shareholders’ matter related to the Group’s wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. A decision on the merits of the matter by the Court of First Instance of Athens is not expected to occur before 2019, and the parties have the right to appeal an adverse decision of such Court.

In addition, we are from time to time a party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, landlord-tenant matters, tax matters, competition/antitrust matters, acquisition-related matters and other proceedings arising in the ordinary course of business. We have estimated our exposure to the claims and litigation arising in the normal course of business and believe we have made adequate provisions, as necessary, for such exposure. Unexpected outcomes in these matters could have a material adverse effect on our financial condition and results of operations. For more information, see the discussion under the heading “Risk Factors” under Item 3 “Key Information.”

Dividend Policy

The Company’s objectives for managing capital are to our ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, we may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, our dividend policy, as adopted by the Board of Directors in March 2014, is to pay out approximately 35% of “Underlying Group share in net profit from continuing operations.” This is a non-GAAP measure, defined as net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit, (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential tax effect of all these items on income tax and non-controlling interests. Underlying operating profit is defined as operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

B.	Significant Changes

In June 2015, Royal Ahold (“Ahold”) and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize Group into Ahold. In March 2016, Ahold and Delhaize Group each announced that their respective shareholders had each approved the proposed merger at their respective extraordinary general meetings of shareholders. In addition, in March 2016, Delhaize Group and Ahold announced that they had received regulatory clearance from the Belgian Competition Authority

(“BCA”) with regard to the proposed merger of the two companies, subject to certain conditions. The BCA’s approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by the regulator. A limited number of future Ahold and Delhaize Group projects will also need to be divested. Regulatory review of the proposed merger is currently underway with the U.S. Federal Trade Commission (“FTC”). The transaction is expected to be completed in mid-2016, following associate consultation procedures and regulatory clearances. For additional information, we refer to Note 36 under Item 18 in this Form 20-F Report.

In February 2016, Delhaize Group acquired, through a squeeze-out procedure, an additional 7.6% non-controlling interests in C-Market (Serbian subsidiary) for a consideration of almost €6 million (see also Note 4.2). As a result, the Group currently owns 99.3%.

In February 2016, we issued 248,435 new shares for a consideration of €23 million to satisfy the exercise of warrants.

In January and February 2016, holders of Delhaize Group bonds were invited to respective general meetings to approve the change of issuer of the relevant Bonds, to waive the potential event of default under the relevant Bonds and to consent to certain technical amendments to the terms and conditions of the relevant Bonds in light of the anticipated legal structure of the combined company following the proposed merger with Ahold. Resolutions were passed at the first bondholders meeting for the 3.125% institutional bonds due February 27, 2020 with a majority of around 96%. Because of the absence of a quorum at the first bondholders meeting for the 4.25% retail bonds due October 19, 2018, an adjourned bondholders meeting was held in February 2016 at which the resolutions were passed with a majority of around 99%.

In March 2016, our Board of Directors proposed a gross dividend of €1.80 per share to be paid to owners of ordinary shares against coupon no. 54 on June 2, 2016. After deduction of 27% withholding tax pursuant to Belgian domestic law, this will result in a net dividend of €1.31 per share. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 26, 2016 and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS. The estimated dividend liability, based on the number of shares issued at March 2, 2016, is €188 million.

ITEM 9.	THE OFFER AND LISTING

Trading Markets

The trading market for Delhaize Group ordinary shares is the regulated market NYSE Euronext Brussels in Belgium, where Delhaize Group ordinary shares trade under the symbol “DELB.” Delhaize Group ordinary shares have been listed in Belgium since 1962. Delhaize Group ordinary shares are included in the Bel20 Index, an index of the largest Belgian publicly traded companies, the Euronext 100 index and the Dow Jones Sustainability Index (DJSI).

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

Stock Price Information

At the end of 2015, the Delhaize Group market capitalization was €9.2 billion. An aggregate of 114.3 million Delhaize Group ordinary shares were traded on NYSE Euronext Brussels in 2015 for a total of €9.2 billion, and an aggregate of 33.1 million Delhaize Group ADRs were traded on the New York Stock Exchange for a total of $738.6 million. The highest closing share price on NYSE Euronext Brussels was €95.4 and the lowest was €59.0, and the highest closing ADR price on the New York Stock Exchange was $25.0 and the lowest was $17.5. The average daily trading volume on NYSE Euronext Brussels was €35.8 million, or an average daily volume of 446,457 shares, and the average daily trading volume on the New York Stock Exchange was $2.9 million, or an average daily volume of 131,302 ADRs.

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

As of April 1, 2016, Delhaize Group had a market capitalization of €9.5 billion.

The table below sets forth, for the periods indicated, the high and low closing price per Delhaize Group ordinary share as reported on NYSE Euronext Brussels and the high and low closing price per Delhaize Group ADR as reported on the New York Stock Exchange. On April 1, 2016, the last reported price for a Delhaize Group ordinary share, as reported on NYSE Euronext Brussels, was €91.6. On April 1, 2016, the last reported price for a Delhaize Group ADR, as reported on the New York Stock Exchange, was $26.1. During 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

Period	Delhaize Group Ordinary Shares		Delhaize Group ADRs
	High	Low	High	Low
	(in EUR)		(in USD)
Monthly Highs and Lows:
2016
March	97.17	91.75	26.70	25.36
February	96.88	86.35	26.22	24.34
January	96.44	84.80	26.13	23.22
Quarterly Highs and Lows:
2016
First Quarter	97.17	84.80	26.70	23.22
2015
First Quarter	85.54	58.96	23.03	17.52
Second Quarter	89.32	70.90	24.55	19.75
Third Quarter	84.17	71.46	22.92	19.84
Fourth Quarter	95.42	78.19	24.96	22.13
2014*
First Quarter	53.12	41.41	18.43	14.08
Second Quarter	54.92	48.44	19.08	16.40
Third Quarter	55.08	48.03	17.62	16.16
Fourth Quarter	60.77	49.75	18.50	15.85
Annual Highs and Lows:
2015	95.42	58.96	24.96	17.52
2014*	60.77	41.41	19.08	14.08
2013	53.20	30.84	70.72	40.55
2012	46.85	25.62	59.60	32.20
2011	59.97	41.53	88.78	54.72
2010	66.67	48.51	85.41	66.30
2009	54.49	43.22	79.30	55.19

*	in April 2014, the ratio of ADSs to ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share.

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

Description of Delhaize Group Ordinary Shares

Our capital stock consists of ordinary shares, without nominal value, each having a par value of €0.50. As of April 1, 2016, our corporate capital was €52,126,694. The issuance premium on our capital was €2,958,301,361. This corporate capital was represented by 104,253,387 Delhaize Group ordinary shares. At the Ordinary and Extraordinary Shareholders’ Meeting held on May 24, 2012, our shareholders approved an amendment to our Articles of Association that authorized our Board of Directors to increase the share capital of the Company by up to €5,094,609 for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

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

Dividends. Under Belgian law, we are required to contribute at least 5% of our net profits during each fiscal year and contribute such sum to our statutory reserve until such reserve has reached an amount equal to one-tenth of our capital. As of December 31, 2015, our statutory reserve amounted to 10% of our capital. Subject to this requirement, shareholders may decide, upon proposal by the Board of Directors, at a shareholders’ meeting at which statutory non-consolidated financial statements are approved, to distribute as a dividend all or a portion of our net profits from the prior accounting years available for distribution, and all or a portion of available reserves.

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

In 2015, the Company acquired 341,192 Delhaize Group ordinary shares (having a par value of €0.50 per share) and transferred 619,295 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies. Also in 2015, Delhaize America, LLC did not repurchase any Delhaize Group ADRs, but transferred 27,376 shares (one share equaling 4 ADRs) to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

As a consequence, at the end of 2015, our management had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €40 million subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

At the end of 2015, we owned 809,615 treasury shares (including ADRs), of which 468,423 were acquired prior to 2015, representing approximately 0.78% of our share capital.

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

Right of bond, convertible bonds and medium-term notes holders to early repayment in case of change of control of Delhaize Group. The Ordinary Shareholders’ Meeting held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010, May 26, 2011, May 24, 2012, May 23, 2013, May 22, 2014 and May 28, 2015, respectively, approved the inclusion of a provision in the bonds, convertible bonds or medium term notes that the Company may issue within 12 months from the respective meetings, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of €1.5 billion, granting the holders of such securities the right to early repayment for an amount not in excess of 101% of the aggregate principal amount of such securities repurchased in the event of a change of control of Delhaize Group, as would be provided in the terms and conditions relating to such securities.

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

On April 14, 2014, we and certain of our subsidiaries, including Delhaize America, LLC, entered into a €400 million, five-year multi-currency, unsecured revolving credit facility, which we refer to as the Facility Agreement, and on April 15, 2014 terminated all of the commitments under the prior facility agreement. At our ordinary shareholders’ meeting on May 22, 2014, our shareholders approved a change in control clause set out in the Facility Agreement. The “Change in Control” clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 percent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

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

Management employees of non-U.S. operating companies received stock options granted by our Board of Directors under the Stock Option Plan 2001 to 2007, granting to the beneficiaries the right to acquire ordinary shares of Delhaize Group. Management employees of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by our Board of Directors under the Delhaize Group 2002 and 2012 Stock Incentive Plans, as amended, pursuant to which grants could be made to the beneficiaries of the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over Delhaize Group the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options outstanding under those plans as of December 31, 2015 can be found under Note 21.3 to the consolidated financial statements included in this Form 20-F Report.

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

Depositary Payments to Delhaize Group

In 2015, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of settlement infrastructure fees (including DTC feeds, tax reclamation, E*Data):	$11,049.99
Reimbursement of proxy process expenses (printing, postage and distribution):	63,690.58
Reimbursement of other ADS program costs (legal expenses and other):	9,649.60
Direct issuer reimbursement requests/fees:	457,628.76

Total	$542,018.93

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, including transfer agent costs in the amount of $124,546.10 for 2015.

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

Limitations on Obligations and Liability to Delhaize Group ADS Holders. The deposit agreement expressly limits the obligations and liabilities of Delhaize Group and Citibank to Delhaize Group ADS holders. Delhaize Group and Citibank:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of them is prevented or delayed by law, any provision of the Delhaize Group Articles of Association or circumstances beyond their control from performing their obligations under the deposit agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the Delhaize Group ADSs or the deposit agreement on behalf of ADR holders or on behalf of any other party unless they are indemnified to their satisfaction;

•	are not liable for any action or non-action by it in reliance upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Delhaize Group ADS holder or any other person whom they believe in good faith is competent to give them that advice or information; and

•	may rely and shall be protected in action upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

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

MATERIAL CONTRACTS

Merger Agreement between Delhaize Group and Royal Ahold

On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of

Delhaize Group into Ahold, with Ahold continuing as the surviving company in the merger (the “combined company” or “Ahold Delhaize”). Pursuant to the merger agreement, at the effective time of the merger, holders of ordinary shares of Delhaize Group will receive 4.75 ordinary shares of Ahold for each Delhaize Group ordinary share they own (the “exchange ratio”). The exchange ratio is fixed and will not be adjusted for changes in the market value of Ahold ordinary shares or Delhaize Group ordinary shares. The merger agreement also provides that holders of American Depositary Shares (“ADS”) of Delhaize Group will receive, at their election, an amount of Ahold ordinary shares or Ahold ADSs determined based on the exchange ratio and the number of Ahold ordinary shares and Delhaize Group ordinary shares represented by one Ahold ADS and one Delhaize Group ADS, respectively. Upon the consummation of the merger, the Delhaize Group ordinary shares will be delisted from Euronext Brussels, and the Delhaize Group ADSs will be delisted from the New York Stock Exchange. It is a condition to closing that the Ahold ordinary shares issuable to the Delhaize Group shareholders and Delhaize Group ADS holders in the merger have been approved for admission to listing and trading on the Euronext Amsterdam and Euronext Brussels stock exchanges.

Delhaize Group shareholders will own approximately 39% of the combined company. Following the consummation of the merger, the combined company’s legal name will be “Koninklijke Ahold Delhaize N.V.” and one of the combined company’s trade names will be “Royal Ahold Delhaize”. The head office and corporate seat of the combined company will be located in the Netherlands, and the European head office will be located in Brussels, Belgium.

Conditions to Closing

The transaction is expected to be completed mid-2016, following associate consultation procedures and regulatory clearances. In March 2016, Ahold and Delhaize Group each announced that their respective shareholders had each approved the proposed merger at their respective extraordinary general meetings of shareholders. Regulatory review of the proposed merger is currently underway with the U.S. Federal Trade Commission (FTC).

In July and September 2015, Ahold and Delhaize Group received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro, respectively. In March 2016, Ahold and Delhaize Group received approval from the Belgian Competition Authority (BCA) for their intended merger. The BCA’s approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by the regulator. These divestments will include 13 existing stores in total, and consist of 8 Albert Heijn stores and 5 Delhaize Group franchised stores. A limited number of future Ahold and Delhaize Group projects will also need to be divested. The divestment package does not include any integrated stores of Delhaize Group. No stores will be closed in Belgium as a result of these remedies.

Treatment of Delhaize Group Equity Awards

The common draft terms of the cross-border merger between Delhaize Group and Ahold dated December 18, 2015 (the “merger proposal”) provides that Delhaize Group will take such actions as may reasonably be required to effect the following:

•	implement or, to the extent necessary, adjust the terms of each Delhaize Group EU option outstanding prior to the effective time, whether vested or unvested, so that such Delhaize Group EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize Group EU option will obtain Delhaize Group ordinary shares following the exercise of such Delhaize Group EU option with each unexercised Delhaize Group EU option outstanding at the end of such exercise period being forfeited;

•	implement or, to the extent necessary, adjust the terms of each Delhaize Group US option outstanding prior to the effective time, whether vested or unvested, so that such Delhaize Group US option will be canceled and the holder of such Delhaize Group US option will receive in exchange for such Delhaize Group US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the Delhaize Group ADS value over the exercise price of such Delhaize Group US option;

•	implement or, to the extent necessary, adjust the terms of each Delhaize Group EU PSU outstanding prior to the effective time, whether vested or unvested, so that such Delhaize Group EU PSU will be canceled as from the effective time and the holder of such Delhaize Group EU PSU will receive in exchange for such Delhaize Group EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize Group EU PSU amount described below multiplied by (ii) the exchange ratio; this provision will however not apply to any Delhaize Group EU PSU held by members of the Delhaize Group executive committee, which will be treated as described below;

•	implement or, to the extent necessary, adjust the terms of each Delhaize Group US RSU/PSU outstanding prior to the effective time, whether vested or unvested, so that such Delhaize Group US RSU/PSU will be canceled as from the effective time and the holder of such Delhaize Group US RSU/PSU will receive in exchange for such Delhaize Group US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize Group ADSs subject to such Delhaize Group US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize Group ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time; and

•	terminate the Delhaize Group US incentive plans and the agreements evidencing the grants of the Delhaize Group US options and Delhaize Group US RSU/PSUs,

except that (i) the actions described in the second, third, fourth and fifth bullet points above will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated and (ii) fractional shares resulting from such actions will be treated in the same manner as fractional shares generally upon the consummation of the merger.

The Delhaize Group EU PSU amount referred to in the third bullet point above means, with respect to each Delhaize Group EU PSU, the sum of

•	the product of (i) the number of Delhaize Group ordinary shares subject to the applicable Delhaize Group EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the effective time occurs multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize Group EU PSU performance-based vesting period completed prior to the calendar year in which the effective time occurs and the denominator of which is the total number of years in such performance-based vesting period, plus

•	the product of (i) the number of Delhaize Group ordinary shares subject to such Delhaize Group EU PSU, based on target-level achievement of applicable performance conditions multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize Group EU PSU performance-based vesting period that have not been completed as of the calendar year in which the effective time occurs and the denominator of which is the total number of years in such performance-based vesting period.

Delhaize Group and Ahold will take such actions as may reasonably be required to effect the following, except that such actions will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated:

•	implement or, to the extent necessary, adjust the terms of each Delhaize Group EU PSU held by members of the Delhaize Group executive committee and outstanding prior to the effective time, whether vested or unvested, so that such Delhaize Group EU PSU will be converted into a converted PSU; and

•

at the effective time, Ahold will assume all the obligations of Delhaize Group under the Delhaize Group EU incentive plan and the agreements evidencing the grants of the Delhaize Group EU PSUs underlying the converted PSUs. As soon as practicable after the effective time, Ahold will deliver to the holders of converted PSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of the Delhaize Group EU PSUs underlying such converted PSUs will continue in effect on the same terms and conditions. As soon as practicable after the effective time, the remuneration committee of Ahold will take appropriate action to adjust any performance goals applicable to the converted PSUs in order to reflect appropriate performance goals of Ahold for the calendar year in which the effective time occurs and any subsequent calendar year during the performance-based vesting period, except that the performance goals applicable to the converted PSUs will not be materially more difficult to achieve than those applicable to the Delhaize Group EU PSUs and except that the remuneration committee of Ahold will comply with the performance-based vesting criteria applied by Delhaize Group in respect of any calendar year completed prior to the effective time and will not impose any additional performance-based vesting criteria in respect of any calendar year completed prior to the effective time.

Dividends

If the closing occurs after the 2016 annual general meeting of the shareholders of Ahold, any dividends with respect to Ahold’s financial year ending January 3, 2016 will only be paid with respect to those Ahold ordinary shares and Ahold ADSs that were outstanding prior to the closing. If the closing is expected to occur after the 2016 annual general meeting of the shareholders of Ahold and prior to the 2016 annual general meeting of the Delhaize Group shareholders, Delhaize Group will, under the merger agreement, have the right to propose to the Delhaize Group shareholders to accelerate the timing of its dividend with respect to Delhaize Group’s financial year ended December 31, 2015.

Ahold Capital Return

Prior to the closing, Ahold will return approximately €1.0 billion to the Ahold shareholders through a capital return and a reverse stock split (referred to in this Form 20-F Report as the Ahold capital return). The Ahold capital return will be effected by three consecutive amendments of the articles of association of Ahold, followed by the repayment of capital to the holders of issued Ahold ordinary shares. Shareholders of Ahold will be asked to adopt all three proposed amendments of the articles of association of Ahold at the extraordinary general meeting of shareholders of Ahold (referred to in this prospectus as the Ahold EGM) or any subsequent Ahold EGM, including the return of capital from the decrease of nominal value of issued Ahold ordinary shares. Following a two month opposition period for creditors of Ahold, all three amendments will be effected prior to the closing and capital will be repaid to the holders of issued Ahold ordinary shares.

The first amendment of the articles of association of Ahold will result in an increase of the nominal value of the issued ordinary share capital of Ahold by an amount including an aggregate amount of approximately €1.0 billion, which increase will be at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold. The second amendment of the articles of association of Ahold will effect a reverse stock split, whereby the number of issued Ahold ordinary shares will be reduced by a number of Ahold ordinary shares equal to the number of Ahold ordinary shares that could have been repurchased with the Ahold capital return. The third amendment of the articles of association of Ahold will effect a decrease of the nominal value of the Ahold ordinary shares, and subsequently approximately €1.0 billion of such decreased amount will be repaid to the holders of issued and outstanding Ahold ordinary shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves.

Transfer of Delhaize Group’s Employment Obligations

As a result of the merger and effective from the effective time, Ahold will assume all of Delhaize Group’s obligations under employment and contract law, including Delhaize Group’s benefit plans. Subject to applicable laws, for purposes of any employee benefit plan of Ahold and its affiliates providing benefits to any current or former employee of Ahold or Delhaize Group or any of their respective affiliates after the effective time, each Delhaize Group employee will be credited with his or her (i) years of service with Delhaize Group or any of their respective affiliates, (ii) eligibility to participate in or receive benefits under welfare benefit plans and (iii) incurred expenses, in each case, before the effective time, to the same extent as such employee was entitled, before the effective time, to such credit under Delhaize Group’s benefit plans.

Ahold and Delhaize Group also agreed that the foregoing would not be construed to (i) establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Ahold or Delhaize Group or any of their respective subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) other than the parties to the merger agreement or any right to employment or continued employment or to a particular term or condition of employment with Ahold or Delhaize Group or any of their respective subsidiaries, or any of their respective affiliates, or (iv) limit the right of Ahold or Delhaize Group or any of their subsidiaries to terminate the employment or service of any employee or other service provider effective after the effective time at any time and for any or no reason.

Delhaize Group Transformation Plan

Delhaize Group agreed that it will continue the implementation of the reorganization and employment plan in Belgium as referred to in, and in accordance with, the collective bargaining agreements entered into between Delhaize Group and its employee unions on December 19, 2014, February 6, 2015 and February 23, 2015 and will keep Ahold reasonably informed on the progress of such implementation and communications with employee representative bodies in this respect.

Employee Consultation Procedures

Each party will use its reasonable best efforts to ensure that the information and/or consultation procedures with employee representative bodies and trade unions of the parties that are required to be completed in connection with the merger are completed as soon as possible following the date of the merger agreement.

The parties envision following and continuing the currently existing employee consultation and participation (medezeggenschap) structure, without creating additional special employee consultative bodies for the merger, and will if necessary submit this to the Delhaize Group EGM or any subsequent Delhaize Group EGM, or the Ahold EGM or any subsequent Ahold EGM, as applicable, for approval.

Supervisory Board

Effective as from the effective time, the supervisory board of the combined company will be composed as follows:

•	seven new members of the supervisory board of the combined company to be designated by Delhaize Group before the merger publication date; and

•	seven members of the supervisory board of the combined company who are current members of the Ahold supervisory board who will continue to serve on the supervisory board of the combined company.

The composition of the supervisory board of the combined company will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the combined company and the realization of its strategy.

The chairman of the supervisory board of the combined company effective as from the effective time will be selected from the members of the supervisory board of the combined company designated by Delhaize Group and effective as from the effective time, the chairman will be Mr. Mats Jansson, the current chairman of the Delhaize Group board.

The supervisory board of the combined company will have two vice chairmen. The first vice chairman effective as from the effective time will be selected from the members of the supervisory board of the combined company designated by Ahold, and the second vice chairman effective as from the effective time will be selected from the members of the supervisory board of the combined company designated by Delhaize Group. Effective as from the effective time, the first vice chairman will be Mr. Jan Hommen, the current chairman of the Ahold supervisory board, and the second vice chairman will be Mr. Jacques de Vaucleroy, a current member of the Delhaize Group board.

When after the effective time the chief executive officer of the combined company will leave his position, the chairman of the supervisory board of the combined company will offer his resignation and the supervisory board of the combined company will appoint a new chairman. The role of the second vice chairman will then cease to exist.

In addition to the chairman and the first vice chairman, effective as from the effective time, the supervisory board of the combined company will also consist of (i) five or six individuals from the United States, (ii) three or four individuals from the Netherlands and (iii) three or four individuals from Belgium (including the second vice chairman, Mr. de Vaucleroy). Effective as from the effective time, a minimum of four members of the supervisory board of the combined company must be of each gender.

The chairman and the vice chairman, who are selected from the members of the supervisory board of the combined company designated by Ahold, will together form the presidium of the supervisory board of the combined company. The presidium will hold regular discussions with the chief executive officer and the deputy chief executive officer and chief integration officer of the combined company.

The supervisory board of the combined company will form the following committees effective as from the effective time:

•	an audit, finance & risk committee, to be chaired by a member of the supervisory board of the combined company designated by Delhaize Group;

•	a remuneration committee, to be chaired by a member of the supervisory board of the combined company designated by Delhaize Group;

•	a governance & nomination committee, to be chaired by a member of the supervisory board of the combined company designated by Ahold; and

•	a sustainability & innovation committee, to be chaired by a member of the supervisory board of the combined company designated by Ahold.

Each committee of the supervisory board of the combined company will consist of approximately four members.

Management Board

Effective as from the effective time, the management board of the combined company will be composed of six members fulfilling the following functions:

•	chief executive officer;

•	deputy chief executive officer and chief integration officer;

•	chief financial officer;

•	chief operating officer Europe;

•	chief operating officer USA; and

•	chief operating officer USA.

Effective as from the effective time, the chief operating officer Europe of the combined company will be responsible for managing the European operations (Belgium, the Netherlands, Luxembourg, Greece, the Republic of Serbia, Romania and the Czech Republic) and the Indonesian joint venture.

The composition of the management board will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the combined company and the realization of its strategy.

The members of the management board will be appointed by the general meeting of shareholders of the combined company on the basis of a nomination by the supervisory board of the combined company.

Effective as from the effective time, Mr. Dick Boer will fulfill the function of chief executive officer, Mr. Frans Muller will fulfill the function of deputy chief executive officer and chief integration officer, Mr. Jeff Carr will fulfill the function of chief financial officer, Mr. Pierre Bouchut will fulfill the function of chief operating officer Europe and Mr. Kevin Holt and Mr. James McCann will each fulfill the function of chief operating officer USA.

Executive Committee

The day-to-day management of the combined company will be delegated to the executive committee of the combined company. The parties will take all actions necessary to ensure that, effective as from the effective time, the executive committee of the combined company will be composed of a minimum of eight and a maximum of ten members fulfilling at least the following functions:

•	chief executive officer;

•	deputy chief executive officer and chief integration officer;

•	chief financial officer;

•	chief operating officer Europe;

•	chief operating officer USA;

•	chief operating officer USA;

•	chief legal officer;

•	chief human resources officer; and

•	chief commercial officer.

The members of the executive committee of the combined company that are not members of the management board of the combined company will be selected by the chief executive officer and the deputy chief executive officer of the combined company jointly, and be appointed by the supervisory board of the combined company. The parties have acknowledged and agreed that any nomination for the executive committee of the combined company will be done fairly by both parties and be based on the “best person for the job” principle and with the support of an external party. All members of the executive committee of the combined company will report to the chief executive officer of the combined company.

The description of the merger agreement contained in this Form 20-F Report is qualified in its entirety by reference to a copy of such agreement filed as Annex A to the prospectus forming part of the Registration Statement on Form F-4 (Reg. No. 333-209098), filed by Koninklijke Ahold N.V. with the U.S. Securities and Exchange Commission (“SEC”) on January 22, 2016, and incorporated in this Form 20-F Report by reference.

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

Delhaize Group Facility Agreement

We are a party to a €400 million, five-year unsecured multicurrency (euros and US dollars) revolving credit facility agreement, dated as of April 14, 2014 (the “Facility Agreement”), by and among, us, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers and Lion Lux Finance S.à r.l., as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch

International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the lenders, which is extendable by a maximum of two years if requested by us and agreed to by each lender. Recently, all lenders of the Facility Agreement consented to extend the final maturity date until 2021.

Subject to an extension option pursuant to which Delhaize Group may request an extension of the maturity of one or two years with the agreement of each lender for their commitment in the Facility Agreement, the Facility Agreement will mature on April 12, 2019, unless extended. Funds are available under the Facility Agreement for the refinancing of financial indebtedness, working capital needs, capital expenditures and general corporate purposes of Delhaize Group or any subsidiary of Delhaize Group. Subject to certain conditions stated in the Facility Agreement, Delhaize Group may borrow, prepay and re-borrow amounts under the Facility Agreement at any time up to the date falling one month before the maturity date of the Facility Agreement.

Borrowings under the Facility Agreement will bear interest at the percentage rate per annum which is the aggregate of the London interbank offered rate (“LIBOR”), in relation to loans in US dollars, or EURIBOR in relation to loans in euros, plus an applicable margin of 60 basis points irrespective of the currency of such loan, as of April 14, 2014. The Facility Agreement provides that if Delhaize Group’s credit rating changes the margin may increase or decrease as set forth in the Facility Agreement. In addition to interest payable on the principal amount of indebtedness outstanding from time to time under the Facility Agreement, Delhaize Group is required to pay a commitment fee computed at the annual rate of 35% of the applicable margin on the available commitments. Delhaize Group is also required to pay a utilization fee that ranges from 0.1% to 0.4% percent per annum of the aggregate amount of all outstanding loans based on utilization of the Total Commitments (as defined in the Facility Agreement). The accrued commitment fee and the accrued utilization fee are payable quarterly.

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

The foregoing description is qualified in its entirety by reference to the Facility Agreement, which is filed as Exhibit 4.20 to this Form 20-F Report and is incorporated herein by reference.

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

As of the date of filing this Form 20-F Report the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., Victory

Distributors, LLC, Bottom Dollar Food Northeast, LLC, Delhaize America Shared Services Group, LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Delhaize America Transportation, LLC (f/k/a Hannaford Trucking Company), and Delhaize America Supply Chain Services, Inc. Information with respect to our subsidiaries that are Cross Guarantors at December 31, 2015 is included in Note 38 to the consolidated financial statements included in this Form 20-F Report. All guarantor subsidiaries are 100% owned by us.

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

EXCHANGE CONTROLS

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in this Form 20-F Report.

TAXATION

The following is a description of U.S. and Belgian tax consequences of owning and disposing of Delhaize Group ADRs and ordinary shares. The discussion applies only to U.S. Holders (as defined below) who hold Delhaize Group ADRs and/or ordinary shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code, and does not address all potential tax effects that may be relevant to U.S. Holders in light of their particular circumstances such as:

•	persons who own (actually or constructively) 10% or more of either the total voting power or total value of all capital stock of Delhaize Group or 10% or more of the outstanding ordinary shares of Delhaize Group (including ordinary shares represented by American Depositary Shares);

•	persons who are residents of Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base;

•	persons subject to the U.S. federal alternative minimum tax;

•	persons who acquired their Delhaize Group ADRs or ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation; or

•	U.S. Holders who are subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting and U.S. Holders that hold Delhaize Group ADRs or ordinary shares as a part of a hedge, straddle, constructive sale or conversion transaction.

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

Taxation of Distributions. The gross amount of any distributions of cash or property with respect to Delhaize Group’s ordinary shares, including amounts withheld in respect of Belgian withholding taxes, will be included in income by a U.S. Holder as foreign source dividend income at the time of receipt to the extent such distributions are made from the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of Delhaize Group. In the case of a U.S. Holder of Delhaize Group ADRs, the time of receipt of such a distribution generally will be the date of receipt by the depositary. Dividends paid to a non-corporate U.S. Holder that constitute “qualified dividend income” are taxable currently at a maximum income tax rate of 20%, provided that certain holding period and other requirements are met. Dividends paid to U.S. corporate holders with respect to Delhaize Group ordinary shares or ADRs will not be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by Delhaize Group exceeds current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in Delhaize Group ordinary shares or ADRs, as the case may be, and thereafter as capital gain.

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

Disposition. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Delhaize Group ordinary shares or Delhaize Group ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s tax basis in the Delhaize Group ordinary shares or ADRs, as the case may be. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Delhaize Group ordinary shares or ADRs, as the case may be, were held for more than one year. For non-corporate U.S. Holders, long-term capital gains are currently subject to a maximum U.S. federal income tax rate of 20%. The deduction for capital losses is subject to limitations. A gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of losses is subject to limitations.

Medicare Tax. Dividends received or capital gains recognized by individuals and trusts with respect to the Delhaize Group ordinary shares or Delhaize Group ADRs may be subject to a 3.8% Net Investment Income Tax “Medicare Tax”. This tax will generally apply to the net investment income of individuals and trusts if the adjusted gross income of such taxpayers exceeds certain threshold levels. The threshold levels are $250,000 in the case of married couples filing joint tax returns and $200,000 in the case of single individuals. The threshold level for trusts is the amount at which the highest marginal income tax bracket for trusts begins for the taxable year.

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

Generally, dividends distributed by a Belgian resident company (including liquidation proceeds, i.e., the amount reimbursed to shareholders in excess of the paid-in capital upon liquidation) are subject to a 27% withholding tax under Belgian domestic law. However, redemption proceeds paid on shares listed on a regulated market (such as Eurolist by Euronext Brussels) are, in principle, exempted from the 27% Belgian withholding tax provided the transaction was carried out on Eurolist by Euronext or another similar stock market. The dividends distributed with respect to the ADRs will be subject to a 27% withholding tax rate.

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

Generally, the full Belgian withholding tax must be withheld by Delhaize Group (i.e., 27% of the gross amount of the dividends, without taking into consideration the applicable treaty rate). Qualifying U.S. Holders may make a claim for reimbursement of the amounts withheld in excess of the treaty rate by filing a Form 276 Div.-Aut. with the Bureau Central de Taxation Bruxelles-Etranger at the following address: FINTO, Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 (18 étage P) bte 3429, B-1000 Brussels, Belgium (phone: +32 2 576 90 09, fax: +32 2 579 68 42, e-mail: bct.cd.bruxelles.etr@minfin.fed.be). As a general rule, the reduced treaty rate can also be obtained at source. A U.S. Holder should file, within eight days following the attribution of the dividend, a duly completed Form 276 Div.-Aut. with Delhaize Group. U.S. Holders should consult their own tax advisors as to whether they qualify for the reduced withholding upon the payment or attribution of dividends, and as to the procedural requirements for obtaining the reduced withholding rate immediately at source upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

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

Our management, including our Chief Executive Officer and our Chief Financial Officer, has established and operates its internal control and risk management systems in a manner that is consistent with guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), the 2013 Framework. Our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Our board of directors has determined that Ms. Claire H. Babrowski, Ms. Elizabeth Doherty, Mr. Patrick De Maeseneire and Mr. Jack L. Stahl are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that all members of our audit committee are “independent” as defined in the listing standards of the New York Stock Exchange and the SEC rules under the Exchange Act.

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

Fees and Services. The following table details the aggregate fees of our principal accountant, Deloitte Réviseurs d’Entreprises SC sfd SCRL, and its affiliates with respect to the last two fiscal years for various services:

Type of Services Provided (amounts in euros)	2015	2014
Audit Fees(a)	3,062,634	2,685,589
Audit-Related Fees(b)	305,940	101,206
Tax Fees(c)	202,078	196,950
All Other Fees(d)	568,468	29,775

(a)	Audit fees for the years ended December 31, 2015 and 2014 consist, for purposes of U.S. law, of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Delhaize Group and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Delhaize Group subsidiaries.
(b)	Audit-related fees for the years ended December 31, 2015 and 2014 consist, for purposes of U.S. law, of fees for services that are traditionally performed by the independent accountants. These services include consultations concerning financial accounting and reporting, and the issuance of comfort letters.
(c)	Tax fees for the year ended December 31, 2015 and 2014 consist of fees for tax compliance, tax advice and tax planning.
(d)	All other fees for the year ended December 31, 2015 and 2014 consist primarily of fees for due diligence procedures.

All audit related fees and tax fees for the years ended December 31, 2015 and 2014 were pre-approved under the pre-approval policies of the Audit & Finance Committee.

Audit & Finance Committee Pre-Approval Policies and Procedures. Our Board of Directors has adopted a Delhaize Group Audit & Finance Committee Pre-Approval Policy that sets forth procedures and conditions for pre-approving audit, audit-related and non-audit services performed by a public accounting firm that acts as the statutory independent registered public auditor (including affiliates, the “Auditor”) responsible for auditing the consolidated and unconsolidated financial statements of Delhaize Group and its subsidiaries and affiliates. The Audit & Finance Committee may delegate pre-approval authority to one or more of its independent members, and approval by such member or members within the parameters of the policy will constitute approval of the Audit & Finance Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit &

Finance Committee at its next meeting. Pre-approved fee levels for all services to be provided by the Auditor to the Company and its subsidiaries are established periodically by the Audit & Finance Committee. Any proposed services exceeding these levels will require separate pre-approval by the Audit & Finance Committee. With respect to each proposed pre-approved service, the Auditor will provide appropriate documentation, which will be provided to the Audit & Finance Committee, regarding the specific services to be provided.

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

The following table sets forth certain information related to purchases made by Delhaize Group of its shares (in thousands, except the number of shares) and includes the automatic exercise under certain conditions of call options on our own shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Euro Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions) (a)
March 2016	42,674			36
February 2016	11,257	66.02	11,257
January 2016	—	—	—
December 2015	—	—	—
November 2015	—	—	—
October 2015	—	—	—
September 2015	—	—	—
August 2015	—	—	—
July 2015	—	—	—
June 2015	29,140	67.57	29,140
May 2015
April 2015	—	—	—
March 2015	233,031	73.12	233,031
February 2015	—	—	—
January 2015	79,021	49.59	79,021
Total	—	—	—

(a)	In May 2004, Delhaize Group’s Board of Directors approved the repurchase of up to €200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders (see note (c), to satisfy exercises under the stock option plans that Delhaize Group offers its employees. No time limit has been set for these repurchases and they may be discontinued at any time. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

Delhaize Group, as a non-U.S. company listed on the New York Stock Exchange (“NYSE”), is permitted to follow home country practice in lieu of certain corporate governance provisions of the NYSE applicable to U.S. domestic companies listed on the NYSE. In accordance with SEC and NYSE requirements, Delhaize Group must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Delhaize Group believes that its corporate governance practices are consistent with those followed by U.S. domestic companies under NYSE listing standards, but notes that Jacque de Vaucleroy, who serves on the Remuneration Committee and the Governance and Nomination Committee, and Luc Vansteenkiste, who serves on the Governance and Nomination Committee, do not satisfy the independence requirements of the Belgian Companies Code applicable to Delhaize Group because they have served on the board of directors as non-executive directors for more than three consecutive terms. While the NYSE listing standards require that such committees be composed entirely of independent directors, the NYSE listing standards do not disqualify a director from being deemed independent as a result of serving on the board of directors as a non-executive director for more than three consecutive terms.

Belgian Corporate Governance Code Declaration

We, like other publicly traded companies in Belgium, are subject to the Belgian Code on Corporate Governance, which we refer to as the Corporate Governance Code, that recommends specific governance practices. In line with the “comply-or-explain” principle of the Corporate Governance Code, we concluded in 2015 that Delhaize Group was in compliance with the provisions of the Corporate Governance Code.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable. See Item 18 “Financial Statements” below.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2015, 2014 AND 2013 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2015.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

Exhibit No.	Description

2.11	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.13	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.14	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.15	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.3	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.4	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013)

4.5	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.6	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.7	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.11 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.8	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.12 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.9	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.13 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

Exhibit No.	Description

4.10	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company (now known as Delhaize America Transportation, LLC), whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.14 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.11	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.12	Amendment to Second Amended and Restated Deposit Agreement dated February 19, 2014 by Citibank N.A. and Delhaize Group (incorporated by reference to Exhibit 4.17 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.13	Facility Agreement dated April 14, 2014 by and among, Delhaize Group SA/NV, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers, as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the original lenders (incorporated by reference to Exhibit 4.20 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.14	Merger Agreement, dated June 24, 2015, by and between Delhaize Group SA/NV and Koninklijke Ahold N.V. (incorporated by reference to Annex A to the prospectus forming part of the Registration Statement on Form F-4 (Reg. No. 333-209098), filed by Koninklijke Ahold N.V. on January 22, 2016)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2015)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

BY:	/s/ Frans Muller
Frans Muller
President and Chief Executive Officer

Date: April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A.

We have audited the accompanying consolidated balance sheet of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries (“the Company”) as of December 31, 2015, 2014 and 2013, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for each of the three years in the period ended December 31, 2015. We have also audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the International Standards on Auditing (ISA) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) S.A. and subsidiaries as of December 31, 2015, 2014 and 2013 , and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Diegem, Belgium

22 April, 2016

The statutory auditor

/s/ Eric Nys

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL Represented by Eric Nys

Consolidated Balance Sheet

Assets

(in millions of €)	Note	2015	2014	2013
Goodwill	6	3 465	3 147	2 959
Intangible assets	7	800	763	732
Property, plant and equipment	8	4 386	4 015	3 973
Investment property	9	97	84	100
Investments accounted for using the equity method	37.2	36	30	24
Investment in securities	11	—	8	8
Other financial assets	12	44	21	21
Deferred tax assets	22	81	46	71
Derivative instruments	10.2, 19	9	9	1
Other non-current assets		32	49	41

Total non-current assets		8 950	8 172	7 930

Inventories	13	1 476	1 399	1 353
Receivables	14	640	623	618
Income tax receivables		33	3	4
Investment in securities	11	176	149	126
Other financial assets	12	55	18	25
Derivative instruments	10.2, 19	—	2	40
Prepaid expenses		88	72	70
Other current assets		31	29	29
Cash and cash equivalents	15	1 579	1 600	1 149

		4 078	3 895	3 414
Assets classified as held for sale	5.2	4	60	250

Total current assets		4 082	3 955	3 664

Total assets		13 032	12 127	11 594

Liabilities and Equity

(in millions of €)	Note	2015	2014	2013
Share capital	16	52	51	51
Share premium	16	2 932	2 838	2 814
Treasury shares	16	(53)	(63)	(66)
Retained earnings	16	3 801	3 606	3 675
Other reserves	16	(73)	(68)	(55)
Cumulative translation adjustments	16	(491)	(917)	(1 351)

Shareholders’ equity		6 168	5 447	5 068
Non-controlling interests	16	3	6	5

Total equity		6 171	5 453	5 073

Long-term debt	18.1	1 949	2 201	2 011
Obligations under finance leases	18.3	480	475	496
Deferred tax liabilities	22	404	302	443
Derivative instruments	10.2, 19	71	26	8
Provisions	20,21	381	432	355
Other non-current liabilities		65	58	64

Total non-current liabilities		3 350	3 494	3 377

Long-term debt - current portion	18.1	10	1	228
Obligations under finance leases	18.3	75	69	59
Derivative instruments	10.2, 19	—	—	3
Provisions	20, 21	175	188	90
Bank overdrafts		—	—	4
Income taxes payable		44	77	44
Accounts payable		2 510	2 112	1 993
Accrued expenses	23	495	525	526
Other current liabilities		202	168	139

		3 511	3 140	3 086
Liabilities associated with assets held for sale	5.2	—	40	58

Total current liabilities		3 511	3 180	3 144

Total liabilities		6 861	6 674	6 521

Total liabilities and equity		13 032	12 127	11 594

Consolidated Income Statement

(in millions of €)	Note	2015	2014	2013
Revenues		24 395	21 361	20 593
Cost of sales	24, 25	(18 473)	(16 222)	(15 579)

Gross profit		5 922	5 139	5 014
Gross margin		24.3%	24.1%	24.3%
Other operating income	27	115	119	127
Selling, general and administrative expenses	24	(5 170)	(4 503)	(4 347)
Other operating expenses	28	(171)	(332)	(257)

Operating profit		696	423	537
Operating margin		2.9%	2.0%	2.6%
Finance costs	29.1	(240)	(188)	(193)
Income from investments	29.2	4	16	9
Share of results of joint venture equity accounted	37.2	6	4	4

Profit before taxes and discontinued operations		466	255	357
Income tax expense	22	(97)	(66)	(85)

Net profit from continuing operations		369	189	272
Result from discontinued operations (net of tax)	5.3	(2)	(99)	(90)

Net profit		367	90	182
Net profit attributable to non-controlling interests		1	1	3
Net profit attributable to equity holders of the Group (Group share in net profit)		366	89	179

(in €)
Earnings per share	31
Basic
Group share in net profit from continuing operations		3.59	1.85	2.65
Group share in net profit		3.57	0.88	1.77
Diluted
Group share in net profit from continuing operations		3.56	1.84	2.64
Group share in net profit		3.54	0.87	1.76

(in thousands)
Weighted average number of shares outstanding
Basic		102 647	101 434	101 029
Diluted		103 630	101 937	101 567

Consolidated Statement of Comprehensive Income

(in millions of €)	Note	2015	2014	2013
Net profit		367	90	182

Remeasurement of defined benefit liability (asset)		3	(14)	11
Tax (expense) benefit		—	4	(4)

Remeasurement of defined benefit liability (asset), net of tax	16, 21	3	(10)	7

Total items that will not be reclassified to profit or loss		3	(10)	7

Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		—	—	1
Tax (expense) benefit		—	—	(1)

Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	—	—	—
Unrealized gain (loss) on financial assets available for sale		(2)	4	(6)
Reclassification adjustment to net profit		—	—	—
Tax (expense) benefit		—	(1)	1

Unrealized gain (loss) on financial assets available for sale, net of tax	16	(2)	3	(5)
Exchange gain (loss) on translation of foreign operations		420	433	(170)
Reclassification adjustment to net profit		—	(5)	(1)

Exchange gain (loss) on translation of foreign operations	16	420	428	(171)

Total items that are or may be reclassified subsequently to profit or loss		418	431	(176)

Other comprehensive income		421	421	(169)
Attributable to non-controlling interests		—	—	—
Attributable to equity holders of the Group		421	421	(169)

Total comprehensive income for the year		788	511	13
Attributable to non-controlling interests	16	1	1	3
Attributable to equity holders of the Group		787	510	10

Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Balances at Jan. 1, 2013	101 921 498	51	2 791	1 044 135	(59)	3 638	(9)	—	(50)	(1 178)	5 184	2	5 186
Other comprehensive income	—	—	—	—	—	—	1	(5)	8	(173)	(169)	—	(169)
Net profit	—	—	—	—	—	179	—	—	—	—	179	3	182

Total comprehensive income for the period	—	—	—	—	—	179	1	(5)	8	(173)	10	3	13
Capital increases	528 072	—	16	—	—	—	—	—	—	—	16	—	16
Treasury shares purchased	—	—	—	328 924	(15)	—	—	—	—	—	(15)	—	(15)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	(172 116)	8	—	—	—	—	—	1	—	1
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	3	—	—	—	—	—	—	—	3	—	3
Tax payment for restricted stock units vested	—	—	(5)	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(142)	—	—	—	—	(142)	—	(142)

Balances at Dec. 31, 2013	102 449 570	51	2 814	1 200 943	(66)	3 675	(8)	(5)	(42)	(1 351)	5 068	5	5 073
Other comprehensive income	—	—	—	—	—	—	(1)	2	(14)	434	421	—	421

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Share-holders’ Equity	Non- controlling Interests	Total Equity
Net profit	—	—	—	—	—	89	—	—	—	—	89	1	90

Total comprehensive income for the period	—	—	—	—	—	89	(1)	2	(14)	434	510	1	511
Capital increases	369 483	—	14	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	190 139	(10)	—	—	—	—	—	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	—	—	(2)	(275 988)	13	—	—	—	—	—	11	—	11
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	1	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted stock units vested	—	—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Share-based compensation expense	—	—	12	—	—	—	—	—	—	—	12	—	12
Dividend declared	—	—	—	—	—	(158)	—	—	—	—	(158)	—	(158)

Balances at Dec. 31, 2014	102 819 053	51	2 838	1 115 094	(63)	3 606	(9)	(3)	(56)	(917)	5 447	6	5 453
Other comprehensive income	—	—	—	—	—	—	(1)	(2)	(2)	426	421	—	421
Net profit	—	—	—	—	—	366	—	—	—	—	366	1	367

Total comprehensive income for the period	—	—	—	—	—	366	(1)	(2)	(2)	426	787	1	788
Capital increases	1 185 899	1	74	—	—	—	—	—	—	—	75	—	75
Treasury shares purchased	—	—	—	341 192	(23)	—	—	—	—	—	(23)	—	(23)
Treasury shares sold upon exercise of employee stock options	—	—	4	(646 671)	33	—	—	—	—	—	37	—	37
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	8	—	—	—	—	—	—	—	8	—	8

(in millions of €, except number of shares)
	Attributable to Equity Holders of the Group
	Issued Capital			Treasury Shares			Other Reserves
	Number of Shares	Amount	Share Premium	Number of Shares	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Tax payment for restricted stock units vested	—	—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Share-based compensation expense	—	—	9	—	—	—	—	—	—	—	9	—	9
Dividend declared	—	—	—	—	—	(165)	—	—	—	—	(165)	—	(165)
Purchase of non-controlling interests	—	—	—	—	—	(6)	—	—	—	—	(6)	(4)	(10)

Balances at Dec. 31, 2015	104 004 952	52	2 932	809 615	(53)	3 801	(10)	(5)	(58)	(491)	6 168	3	6 171

Consolidated Statement of Cash Flows

(in millions of €)	Note	2015	2014	2013
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)		366	89	179
Net profit attributable to non-controlling interests		1	1	3
Adjustments for:
Share of results of joint venture equity accounted		(6)	(4)	(4)
Depreciation and amortization		666	593	599
Impairment losses	28	30	306	231
Allowance for losses on accounts receivable	14	10	8	15
Share-based compensation	21.3	9	12	16
Income taxes	22	86	18	60
Finance costs		241	198	211
Income from investments		(3)	(25)	(10)
Other non-cash items		8	(3)	(8)
Changes in operating assets and liabilities:
Inventories		31	77	(75)
Receivables		(17)	(3)	(1)
Prepaid expenses and other assets		(13)	(1)	(12)
Accounts payable		291	65	163
Accrued expenses and other liabilities		(40)	9	115
Provisions		(111)	116	(3)
Interest paid		(185)	(188)	(198)
Interest received		19	13	12
Income taxes paid		(109)	(134)	(108)

Net cash provided by operating activities		1 274	1 147	1 185
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4.1	(11)	(20)	13
Business disposals, net of cash and cash equivalents disposed	5.1	16	167	15
Purchase of tangible assets (capital expenditures)	8, 9	(703)	(528)	(486)
Purchase of intangible assets (capital expenditures)	7	(71)	(78)	(79)
Sale of tangible and intangible assets		18	68	33
Sale and maturity of (investment in) debt securities, net		(3)	(2)	(43)
Sale and maturity of (investment in) term deposits, net		(4)	9	(13)
Sale and maturity (purchase) of other financial assets		(33)	1	(12)

Net cash used in investing activities		(791)	(383)	(572)

Financing activities
Proceeds from the exercise of share warrants and stock options	16	111	24	12
Purchase of treasury shares	16	(23)	(10)	(15)
Purchase of non-controlling interests	4.2	(12)	—	—
Dividends paid	17	(165)	(158)	(142)
Escrow maturities		1	—	—
Borrowing under long-term loans		3	11	7
Debt repurchase transaction costs	18.1	(40)	—	—
Repayment of long-term loans	18.1	(402)	(225)	(168)
Repayment of lease obligations	18.3	(67)	(54)	(52)
Settlement of derivative instruments	19	4	29	(1)

Net cash used in financing activities		(590)	(383)	(359)
Effect of foreign currency translation		86	72	(28)

Net increase (decrease) in cash and cash equivalents		(21)	453	226
Cash and cash equivalents at beginning of period	15	1 600	1 147 (1)	921
Cash and cash equivalents at end of period	15	1 579	1 600	1 147 (1)

(1)	Includes €2 million in assets classified as held for sale, net of €4 million of bank overdrafts.

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

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

The consolidated financial statements for the year ended December 31, 2015, as presented in this annual report, were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 2, 2016, subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 26, 2016. In compliance with Belgian law, the consolidated financial statements will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non - consolidated financial statements affecting the consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2015 except for the U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2015, 2014 and 2013 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2016, 53 weeks ended January 3, 2015 and 52 weeks ended December 28, 2013.

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

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available for sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at fair value, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying amount and fair value less costs to sell. Finally, with respect to defined benefit pension plans, net defined benefit (assets) liabilities have been measured at the present value of the defined benefit obligation less the fair value of the plan assets, as explained in Note 21.1.

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

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2015:

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions;

•	Annual Improvements 2010 – 2012 and 2011 – 2013 Cycles.

The adoption of these new, amended or revised pronouncement did not have a significant impact on the presentation of the financial statements or performance of the Group.

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

•	Investments in subsidiaries: Subsidiaries are all entities - including structured entities - over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to the elements of control. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full.

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

The list of all subsidiaries of the Group is presented in Note 37.

•	Investments in joint ventures: A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent.

Investments in joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost, including transaction costs. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint ventures following the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

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

The aggregate of the Group’s share of profit or loss (after tax) of its joint ventures is shown on the face of the consolidated income statement outside operating profit.

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

The Group has assessed its rights and obligations in connection with its investment in Super Indo and has classified it as joint venture (see Note 37).

•	Investments in associates: The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control or joint control (“associates”).

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses”. When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value through profit or loss, except for contingent considerations classified as equity instrument which are not re-measured following initial measurement. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

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

(in €)		Closing Rate			Average Daily Rate
	Country	2015	2014	2013	2015	2014	2013
1 USD	U.S.	0.918527	0.823655	0.725111	0.901307	0.752729	0.752955
1 GBP	United Kingdom	1.362398	1.283862	—	1.377790	1.251564	—
100 RON	Romania	22.104332	22.307486	22.366361	22.495164	22.503769	22.629554
100 RSD	Serbia	0.822166	0.826720	0.872296	0.828295	0.852442	0.883861
100 ALL	Albania	0.728438	0.713572	0.713267	0.715564	0.714439	0.712911
100 IDR	Indonesia	0.006649	0.006633	0.005965	0.006725	0.006350	0.007217

The Bulgarian lev (BGN) and the Bosnian marka (BAM) are pegged currencies and translate at 0.511292 into euro.

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

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held (i.e. owned or leased under a finance lease) by Delhaize Group to earn rental income or for capital appreciation or both, including property held for a currently undetermined future use, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an held property that is leased to third parties as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost, including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies (including useful lives) as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

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

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. The Group has a strict rebuttable presumptions that all of these “vendor allowances”, as well as other cash discounts, represent a reduction in the cost of inventory and are therefore recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product. In this case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating allowances from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

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

•	Economic hedges: Delhaize Group does not hold or issue derivatives for speculation/trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve “economic hedging.” This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (see Note 19).

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

•	Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. up to certain retentions and holds insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported.

•	Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

•	IFRIC 21 Levies, an interpretation of IAS 37 Provisions, requires the recognition of a levy imposed under a legislation issued by a government (being a local, national or international government, government agencies and similar bodies) when the Group can no longer avoid the outflow of economic benefit by its own action.

Employee Benefits

•	A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a mandatory, contractual or voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due (see Note 21.1). Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

•	The defined contribution plans of the Group’s Belgian operations include a legally guaranteed minimum return. This minimum return is usually insured by an external insurance company that receives and manages all plan contributions. As the return legally guaranteed by that third party can be below the legally required return, these plans have also some defined benefit plan features, as the Group is exposed to the investment / funding risk relating to the difference in returns, if any (see Note 21.1 for further details on the Belgian plans).

•	A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group.

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

See Note 21.1 for details of Delhaize Group’s defined benefit plans.

•	The Group is not part of any multi-employer post employement benefit plans.

•	Other post-employment benefits: Some Group entities provide post-retirement health care benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. For details, see Delhaize Group’s other post-employment benefit plans in Note 21.2.

•	Termination benefits: Are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognized at the earlier of when the entity can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring in accordance with IAS 37, involving the payment of termination benefits. Benefits that are expected to be settled more than 12 months after the end of the annual reporting period are discounted to their present value.

•	Bonus plans: The Group recognizes a liability and an expense for short-term and long-term cash bonuses based on formulas that take into consideration the Company’s results. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 20.3).

•	Share-based payments: The Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, warrants, performance and restricted stock units) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated for stock options and warrants using the Black-Scholes-Merton valuation model (for details see Note 21.3). The options, warrants and restricted stock units compensation plans contain only service vesting conditions, while the performance stock unit plan contains non-market performance conditions and service vesting conditions.

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

Financial Guarantee

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, which is likely to be the cash consideration received, less transaction costs that are directly attributable to the issuance of the guarantee, if any, and subsequently measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

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

2.5 Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory applicable for the Group’s accounting periods beginning on January 1, 2016, or later. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

•	Improvements to IFRS 2012 – 2014 Cycle (applicable for annual periods beginning after January 1, 2016): On September 25, 2014 the IASB issued the final omnibus annual improvements standard containing five changes to four IASB pronouncements. The Group is still in process in analyzing these amendments, but does not believe that any of these amendments will have a significant impact on its consolidated financial statements as most of the Group’s accounting policies were already in line with the clarifications included in these improvements.

•	Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation (applicable for annual periods beginning after January 1, 2016): In 2014, the IASB issued amendments to IAS 16 and IAS 38. The new IAS 16 pronouncements prohibit entities from using revenue-based depreciation method for items of property, plant and equipment while the amendments to IAS 38 introduce a presumption that revenue is not an appropriate basis for amortization of an intangible asset, which is rebuttable only in two limited circumstances. The amendments will have no impact on the Group.

•	Amendments to IFRS 11 Accounting for Acquisitions of Interest in Joint Operations (applicable for annual periods beginning after January 1, 2016): The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined by IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. The amendment has so far no impact on the consolidated financial statements of the Group.

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (a date to be determined by the IASB): During 2014, the IASB issued the amendments which address a conflict between the requirements of IAS 28 and IFRS 10 by clarifying that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The amendment has so far no impact on the consolidated financial statements of the Group. Subsequently, the IASB issued an amendment to this, deferring the effective date until it has finalized its research project on the equity method.

•	Amendments to IAS 1 Disclosure Initiative (applicable for annual periods beginning after January 1, 2016): At the end of 2014, the IASB issued amendments to IAS 1 which provide (a) clarification on materiality, (b) guidance on the list of line items to be presented in the statement of financial position and in the statement of profit or loss and other comprehensive income which can be disaggregated and aggregated as relevant and on subtotals in these statements, (c) clarification that an entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss and (d) additional examples of possible ways of ordering the notes.

•	IFRS 9 Financial Instruments (applicable for annual periods beginning after January 1, 2018): During 2014, the IASB issued the complete version of IFRS 9 which will replace the guidance in IAS 39 upon the former’s effective date.

IFRS 9 retains, but somewhat simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: (a) amortized cost, (b) fair value through OCI and (c) fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI without any future recycling possibility.

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

Based on the currently information available, the Group has performed a first high-level impact assessment, which is subject to changes arising from further detailed analyses. The Group expects that IFRS 9 might have some impact on the consolidated financial statements, but it is not practicable to provide a reasonable estimate until the full review has been finalized.

•	IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning after January 1, 2018): In 2014, the IASB issued the new revenue recognition standard which establishes a single comprehensive model for entities in accounting for revenue arising from contracts with customers. The standard will supersede currently applicable guidance, amongst others and for Delhaize Group most relevant, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes.

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

During 2015, the Group closely followed the discussions of the IFRS 15 “Jointed Transition Resource Group for Revenue Recognition” (TRG) and at the IASB, and is performing a preliminary impact assessment of the possible impact of IFRS 15, based on currently available information, which is subject to changes arising from a more detailed ongoing analysis. Delhaize Group expects that the standard will have some impact on the consolidated financial statements, but it is not practicable to provide a reasonable estimate until the full review has been completed.

•	IFRS 16 Leases (applicable for annual periods beginning after January 1, 2019): In January 2016, the IASB issued the new guidance for lease accounting, changing the definition of a lease and eliminating the need for a lessee to classify a lease either as operating or finance lease. Instead lessees have to treat all leases in a similar way to how finance leases were accounted for under IAS 17 Leases. This will result in an increase in lease assets and financial liabilities for companies with lease contracts that are currently classified as operating leases. Further, IFRS 16 replaces the IAS 17 operating expense recognition pattern for operating lease agreement with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liabilities (included within finance costs), with the latter decreasing over time as lease payments are made and reduce the lease liability. IFRS 16 will not have any effect on the total amount of cash flows reported, will however impact the presentation of cash flows relating to former operating leases, increasing the operating cash flows, as a part of these cash out flows will be presented as financing cash flows.

IFRS 16 substantially carries forward the lessor accounting requirements of IAS 17. Accordingly, lessors are required to continue distinguishing between operating and finance lease agreements. In the event of sub-lease agreements, in particular for back-to-back lease agreements, this will result in a mismatch to the lessee accounting.

Finally, IFRS 16 introduces significant disclosure requirements both for lessees and lessors.

While the IASB and FASB have reached the same conclusion on many areas of lease accounting, the two standards issued are not fully converged, most importantly, because the FASB retained a dual accounting model with respect to the recognition of lease-related expenses and the reporting of lease-related cash flows. This means that certain key performance indicators such as EBITDA or Operating Profit will not be directly comparable between companies applying IFRS or US GAAP.

Delhaize Group expects that IFRS 16 will impact the consolidated financial statements, but it is not practicable to provide a reasonable estimate until the full review has been performed.

•	Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses (applicable for annual periods beginning on or after January 1, 2017): Also in January 2016, the IASB issued clarifying guidance in connection with certain aspects of the recognition of deferred tax assets relating to unrealized losses.

•	Amendments to IAS 7 Statement of Cash Flows (applicable for annual periods beginning on or after January 1, 2017): At the end of January 2016, the IASB issued revised disclosure requirements in relation to changes in liabilities arising from financing activities. The amendment requires to provide a complete reconciliation between the opening and closing balances in the statement of financial position for such liabilities.

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

The Executive Committee internally reviews the performance of Delhaize Group’s segments against a number of measures, of which “underlying operating profit” (UOP), represents the most important measure of profit or loss. UOP adjusts for a number of elements that the CODM considers as non-representative of the Group’s underlying operating performance. A reconciliation from operating profit to UOP is included in the segment information. All other amounts of each segment items reported to the CODM equal consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no further reconciling items require disclosure.

The reporting segments information for 2015, 2014 and 2013 is as follows:

Year ended December 31, 2015 (in millions of €)	United States	Belgium(2)	SEE(3)	Corporate	Total
Revenues(1)	16 038	4 983	3 374	—	24 395
Cost of sales	(11 885)	(4 045)	(2 543)	—	(18 473)

Gross profit	4 153	938	831	—	5 922
Gross margin	25.9%	18.8%	24.6%	N/A	24.3%
Other operating income	56	41	18	—	115
Selling, general and administrative expenses	(3 575)	(871)	(686)	(38)	(5 170)
Other operating expenses	(30)	(86)	(14)	(41)	(171)

Operating profit (loss)	604	22	149	(79)	696
Operating margin	3.8%	0.4%	4.4%	N/A	2.9%
Adjustments:
Impairment losses (reversals)	6	17	7	—	30
Reorganization expenses (reversals)	6	32	—	—	38
Store closing expenses (reversals)	2	—	—	—	2
(Gains) losses on disposal of assets	8	2	5	—	15
(Gains) losses on disposal of businesses	—	(1)	—	—	(1)
Other	14	34	—	44	92

Underlying operating profit (loss)	640	106	161	(35)	872
Underlying operating margin	4.0%	2.1%	4.7%	N/A	3.6%

Other information (incl. discontinued operations and assets held for sale)
Assets	7 949	1 568	2 186	1 329 (5)	13 032
Liabilities	2 731	1 348	990	1 792	6 861
Capital expenditures	428	153	174	19	774
Non-cash operating activities:
Depreciation and amortization	436	126	86	18	666
Impairment losses(4)	6	17	7	—	30
Share-based compensation	6	1	—	2	9
Operating result of discontinued operations	(11)	—	—	—	(11)

The “Other” Adjustments in the underlying operating profit reconciliation, mainly relate to (i) €48 million advisory, consulting and other costs related to the planned merger with Royal Ahold N.V. (of which €43 million recorded in “Other operating expenses”) and (ii) a fine of €25 million imposed by the Belgian Competition Authority (see also Note 28).

Year ended December 31, 2014 (in millions of €)	United States	Belgium(2)	SEE(3)	Corporate	Total
Revenues(1)	13 360	4 919	3 082	—	21 361
Cost of sales	(9 898)	(3 985)	(2 339)	—	(16 222)

Gross profit	3 462	934	743	—	5 139
Gross margin	25.9%	19.0%	24.1%	N/A	24.1%
Other operating income	58	43	16	2	119
Selling, general and administrative expenses	(2 970)	(864)	(632)	(37)	(4 503)
Other operating expenses	(17)	(152)	(163)	—	(332)

Operating profit (loss)	533	(39)	(36)	(35)	423
Operating margin	4.0%	(0.8%)	(1.2%)	N/A	2.0%
Adjustments:
Impairment losses (reversals)	8	2	156	—	166
Reorganization expenses (reversals)	—	137	—	—	137
Store closing expenses (reversals)	(2)	—	—	—	(2)
(Gains) losses on disposal of assets	3	3	1	—	7
Other	—	15	14	2	31

Underlying operating profit (loss)	542	118	135	(33)	762
Underlying operating margin	4.1%	2.4%	4.4%	N/A	3.6%

Other information (incl. discontinued operations and assets held for sale)
Assets	7 095	1 889	2 047	1 096 (5)	12 127
Liabilities	2 506	1 604	865	1 699	6 674
Capital expenditures	281	129	167	29	606
Non-cash operating activities:
Depreciation and amortization	376	121	82	14	593
Impairment losses(4)	134	2	170	—	306
Share-based compensation	9	1	—	2	12
Operating result of discontinued operations	1	—	(9)	—	(8)

Year ended December 31, 2013 (in millions of €)	United States	Belgium(2)	SEE(3)	Corporate	Total
Revenues(1)	12 536	5 072	2 985	—	20 593
Cost of sales	(9 259)	(4 046)	(2 274)	—	(15 579)

Gross profit	3 277	1 026	711	—	5 014
Gross margin	26.1%	20.2%	23.8%	N/A	24.3%
Other operating income	56	44	27	—	127
Selling, general and administrative expenses	(2 835)	(866)	(598)	(48)	(4 347)
Other operating expenses	(41)	(17)	(200)	1	(257)

Operating profit (loss)	457	187	(60)	(47)	537
Operating margin	3.6%	3.7%	(2.0%)	N/A	2.6%
Adjustments:
Impairment losses (reversals)	13	2	191	—	206
Reorganization expenses (reversals)	18	—	—	—	18
Store closing expenses (reversals)	5	—	—	—	5
(Gains) losses on disposal of assets	(2)	8	2	2	10
(Gains) losses on disposal of businesses	—	(9)	—	—	(9)
Other	10	10	(3)	5	22

Underlying operating profit (loss)	501	198	130	(40)	789
Underlying operating margin	4.0%	3.9%	4.4%	N/A	3.8%

Other information (incl. discontinued operations and assets held for sale)
Assets	6 983	1 867	2 105	639 (5)	11 594
Liabilities	2 482	1 399	807	1 833	6 521
Capital expenditures	276	140	127	22	565
Non-cash operating activities:
Depreciation and amortization	391	115	83	10	599
Impairment losses(4)	23	2	206	—	231
Share-based compensation	13	1	—	2	16
Operating result of discontinued operations	(58)	—	(28)	—	(86)

(1)	All revenues are from external parties.
(2)	Belgium includes Delhaize Group’s operations in Belgium and the Grand Duchy of Luxembourg.
(3)	The segment “Southeastern Europe” includes operations in Greece, Romania and Serbia.
(4)	No impairment loss was recorded or reversed in equity. The 2015, 2014 and 2013 impairment losses include no loss, €138 million, and €12 million, respectively, on the re-measurement of assets of the disposal group (see Note 5.3).
(5)	Includes the Group’s equity accounted investment in Super Indo.

Total revenues can be further analyzed as follows:

(As a percentage of revenues)	2015	2014	2013
Retail revenues
- Food – perishable	41.1%	40.6%	39.8%
- Food - non-perishable	34.7%	34.3%	34.6%
- Non-food	13.1%	12.8%	13.0%

Total retail revenues	88.9%	87.7%	87.4%
Wholesale revenues	11.1%	12.3%	12.6%

Total revenues	100.0%	100.0%	100.0%

There are no individual customers for whom the total amount of revenue was more than 10% of Delhaize Group’s revenue during 2015, 2014 and 2013.

4.	BUSINESS COMBINATIONS AND ACQUISITION OF NON-CONTROLLING INTERESTS

4.1	Business Combinations

During 2015, 2014 and 2013, Delhaize Group entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €11 million, €20 million and €9 million, respectively and the transactions resulted in an increase of goodwill of €11 million, €13 million and €3 million, respectively. An additional payment of €2 million will occur in 2016.

In addition, Delhaize Group reached an agreement in 2013 with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.

4.2	Acquisitions of Non-controlling Interests

During 2015, Delhaize Group acquired 16.3% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, for a price of €364.58 per share (representing approximately €12 million). Consequently, Delhaize Group owned 91.7% of C-Market at year-end 2015.

In February 2016, Delhaize Group acquired, through a squeeze-out procedure, additional 7.6% non-controlling interests in C-Market for a consideration of almost €6 million (see also Note 35). As a result, the Group currently owns 99.3%.

During 2014 and 2013, Delhaize Group did not acquire additional non-controlling interests.

5.	DIVESTITURES, DISPOSAL GROUP / ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

5.1	Divestitures

During 2015, as part of the implementation of the Belgian Transformation Plan (see Note 20.3), 3 Belgian company-operated Delhaize stores were converted to affiliated stores, which are operated by independent third parties. The Group received cash consideration of €2 million and recognized a net gain on disposal of €1 million, classified as “Other operating income”.

During 2014, Delhaize Group divested a part of its U.S and Southeastern European operations from its operating activities that met the definition of discontinued operations, as detailed in Note 5.3 below.

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, operated by independent third parties. Delhaize Group received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as “Other operating income”.

5.2	Disposal Group / Assets Classified as Held for Sale

Disposal of Bottom Dollar Food

In 2015, Delhaize Group completed its agreement with ALDI Inc. to sell its 66 Bottom Dollar Food locations (“Bottom Dollar Food”), for a total sales price of $15 million (€14 million) in cash, which resulted in an insignificant settlement loss during 2015.

Assets and liabilities relating to these operations (being part of the “United States” segment) were classified as a disposal group held for sale in 2014 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented.

(in millions of €)	2014
Property, plant and equipment	52
Assets classified as held for sale	52
Less:
Obligations under finance lease	(37)
Accounts payable, accrued expenses and other liabilities	(3)

Assets classified as held for sale, net of associated liabilities	12

In 2014, the 66 stores generated revenues of approximately $0.5 billion.

In addition, equipment relating to these stores (carrying amount of €2 million), classified as held for sale in 2014, was sold to third parties in 2015 and did not result in any impact on the profit and loss.

In 2014, the Group recognized a total impairment loss of €124 million (see also Note 5.3) to write down the carrying value of the Bottom Dollar Food operations to its fair value less costs to sell.

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

Disposal of Bulgarian and Bosnian & Herzegovinian operations

In 2014, Delhaize Group sold its Bulgarian operations to AP Mart and Delhaize Bosnia & Herzegovina to Tropic Group B.V., incurring insignificant settlement losses. The profit and loss after tax relating to these operations (being part of the “Southeastern Europe” segment) were classified as “Result from discontinued operations” (see also Note 5.3) and comparative information was re-presented.

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

Disposal of Delhaize Albania SHPK

In 2013, Delhaize Group completed the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €1 million. The assets and liabilities of Delhaize Albania, that were part of the “Southeastern Europe” segment had been presented as “held for sale” as of December 31, 2012 and the previous years’ operating results as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.

Disposal of individual properties

Delhaize Group holds a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €4 million at December 31, 2015, of which €1 million relate to the U.S. and €3 million to the “Southeastern Europe” segment. At December 31, 2014 and 2013, the carrying value of individual properties held for sale amounted to €6 million and €7 million, respectively.

These properties are measured at fair value less costs to sell. The fair values of these assets have been categorized as Level 2 in the fair value level hierarchy. These fair values have been determined predominantly using a market approach based on sales transactions in the market of comparable property and signed non-binding sales agreements.

In 2014, Delhaize Group sold its distribution center in Plant City, Florida (carrying amount of $23 million), which was supplying Sweetbay stores until their disposal, to C&S Wholesale Grocers for a total consideration of $28 million (€21 million).

5.3	Discontinued Operations

As mentioned in Note 5.2, Bottom Dollar Food, Sweetbay, Harveys and Reid’s (U.S.), the Bulgarian operations, Delhaize Bosnia & Herzegovina, Delhaize Montenegro and Delhaize Albania qualified as discontinued operations.

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows (no adjustments to amounts previously presented in discontinued operations were made):

(in millions of €, except per share information)	2015(1)	2014	2013
Revenues	8	864	1 868
Cost of sales	(10)	(676)	(1 415)
Other operating income	—	7	12
Selling, general and administrative expenses	(9)	(195)	(462)
Other operating expenses	—	(8)	(89)
Net financial expenses	(2)	(1)	(17)

Result before tax	(13)	(9)	(103)
Income taxes	11	(2)	25

Result of discontinued operations (net of tax)	(2)	(11)	(78)
Pre-tax loss recognized on re-measurement of assets of disposal groups	—	(138)	(12)
Income taxes	—	50	—

Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(2)	(99)	(90)
Basic earnings per share from discontinued operations	(0.02)	(0.97)	(0.89)
Diluted earnings per share from discontinued operations	(0.02)	(0.97)	(0.88)

Operating cash flows	(2)	(29)	15
Investing cash flows	2	7	(43)
Financing cash flows	—	9	43

Total cash flows	—	(13)	15

(1)	2015 includes only Bottom Dollar Food.

In 2014, Delhaize Group recognized €138 million of impairment losses to write down the carrying value of Bottom Dollar Food (€124 million), the Bulgarian operations (€11 million) and Delhaize Bosnia & Herzegovina (€3 million) to their estimated fair value less costs to sell.

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

6.	GOODWILL

(in millions of €)	2015	2014	2013
Gross carrying amount at January 1	3 485	3 215	3 396
Accumulated impairment at January 1	(338)	(256)	(207)

Net carrying amount at January 1	3 147	2 959	3 189
Acquisitions through business combinations and adjustments to initial purchase accounting	11	13	3
Classified as held for sale (net amount)	—	(1)	(3)
Impairment losses	—	(138)	(124)
Currency translation effect (net amount)	307	314	(106)

Gross carrying amount at December 31	3 801	3 485	3 215
Accumulated impairment at December 31	(336)	(338)	(256)

Net carrying amount at December 31	3 465	3 147	2 959

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

The Group’s CGUs with significant goodwill allocations are detailed below:

(in millions)		2015	2014	2013
Food Lion	USD’	1 684	1 684	1 684
Hannaford	USD’	1 560	1 558	1 555
United States	EUR	2 980	2 670	2 349
Greece	EUR	221	214	209
Belgium	EUR	186	186	186
Serbia	EUR	50	50	194
Romania	EUR	28	27	20
Bulgaria	EUR	—	—	1
Total	EUR	3 465	3 147	2 959

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

United States

The recoverable amount of Hannaford is determined based on VIU. In 2015, the recoverable amount of Food Lion was determined based on FVLCTS and VIU estimates. The FVLCTS estimate takes into account the new strategy centered around Easy, Fresh and Affordable, which the Group started to roll out in 2014, while the VIU estimate does not consider any cash flows related to this strategy. With the fair value being above the VIU, the fair value represents the recoverable amount, with both values being significantly above the carrying amount. The key assumptions used for the recoverable amount calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount rate
2015:
Food Lion (FVLCTS)	2.0%	10.2%
Hannaford (VIU)	2.0%	10.3%
2014:
Food Lion (FVLCTS)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.5%
2013:
Food Lion (VIU)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.6%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Food Lion and Hannaford by $326 million and $313 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Food Lion and Hannaford by $922 million and $693 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Food Lion and Hannaford by $539 million and $411 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount.

In 2013, and as a result of the decision to sell Sweetbay, Harveys and Reid’s, goodwill of €3 million, previously allocated to Food Lion, has been re-allocated to Harveys and transferred to assets held for sale.

Europe

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount rate
2015:
Belgium	1.9%	11.6%
Greece	1.4%	14.0%
Romania	1.9%	11.8%
2014:
Belgium	1.4%	9.3%
Greece	2.3%	11.5%
Romania	2.7%	11.7%
2013:
Belgium	2.3%	11.3%
Greece	2.3%	12.9%
Romania	2.5%	12.1%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Belgium, Greece and Romania by €84 million, €26 million and €17 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Belgium, Greece and Romania by €196 million, €69 million and €43 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Belgium, Greece and Romania by €128 million, €66 million and €39 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the recoverable amount.

Considering the expected longer term growth of the relatively young operations in Serbia, the recoverable amount is determined based on FVLCTS estimates.

•	During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, Delhaize Group performed an impairment review of its Serbian goodwill and recognized an impairment loss of €124 million.

•	During 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. During the second quarter, the country was further hit by a devastating flooding, which further negatively impacted the economy. At the same time, competition further strengthened in the retail market. Due to this, the Group reconsidered its estimates and forecasts in connection with its Serbian business and concluded that the before said had a negative short-term impact on the cash flow projections of Delhaize Serbia, providing goodwill impairment indicators. Consequently, Delhaize Group updated its impairment review of its Serbian goodwill and recognized impairment charges of a total amount of €138 million.

The key assumptions used and the recognized impairment losses in the various years were as follows:

	Perpetual Growth Rate	Pre-tax Discount Rate	Impairment Loss Recognized (in millions)
2015:	2.8%	15.5%	EUR	—
2014:	3.0%	15.1%	EUR	138
2013:	2.8%	15.1%	EUR	124

In 2015, the Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the recoverable amount of Delhaize Serbia by €8 million and result in the carrying amount exceeding the recoverable amount by €6 million. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the recoverable amount by €38 million and result in the carrying amount exceeding the recoverable amount by €36 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would decrease the recoverable amount by €44 million and result in the carrying amount exceeding the recoverable amount by €42 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the recoverable amount by €36 million and result in the carrying amount exceeding the recoverable amount by €34 million.

Impairment losses are recognized in profit or loss in “Other operating expenses” (see Note 28).

7.	INTANGIBLE ASSETS

Intangible assets consist primarily of trade names, customer relationships, purchased and internally developed software, favorable lease rights, prescription files and other licenses. Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their FVLCTS (Level 3), with their carrying amount. The recoverable amount is estimated applying the royalty-relief-method, using revenue projections and discount rates of each operating entity consistent with the assumptions applied as part of the annual goodwill impairment testing (see Note 6). The Group applied estimated royalty rates of 0.45% and 0.70% for Food Lion and Hannaford, respectively, and 0.60% (Tempo) and 1.34% (Maxi) for Serbia, depending on the local strength of each brand.

During the second quarter of 2014, the Group identified impairment indicators with respect to its Serbian operations and updated its impairment review of its Serbian trade names, recognizing impairment losses of €10 million. Royalty rates applied ranged from 0.62% (Tempo) to 1.43% (Maxi).

In 2013, the Group identified impairment indicators with respect to its Serbian and Bulgarian trade names. Royalty rates for the various brands ranged from 0.54% (Piccadilly) to 1.20% (Maxi). Further, the Group decided to retire its Mini Maxi and Piccadilly Express brands and to convert these stores into a new format and therefore fully impaired these trade names. The above resulted in the recognition of impairment losses of €67 million and €4 million for Serbia and Bulgaria, respectively. As part of the disposal of Harveys (see Note 5.2), $5 million (€4 million) were reclassified from the CGU Food Lion to assets held for sale.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2015	528	348	425	134	60	1 495
Additions	—	10	22	—	39	71
Sales and disposals	—	(13)	(10)	(12)	(3)	(38)
Transfers (to) from other accounts	—	22	5	—	(23)	4
Currency translation effect	44	13	37	14	5	113
Cost at December 31, 2015	572	380	479	136	78	1 645
Accumulated amortization at January 1, 2015	—	(217)	(309)	(100)	(32)	(658)
Accumulated impairment at January 1, 2015	(72)	—	—	(1)	(1)	(74)
Amortization expense	—	(39)	(49)	(7)	(4)	(99)
Sales and disposals	—	13	10	12	3	38
Currency translation effect	—	(11)	(27)	(10)	(4)	(52)
Accumulated amortization at December 31, 2015	—	(254)	(375)	(106)	(38)	(773)
Accumulated impairment at December 31, 2015	(72)	—	—	—	—	(72)

Net carrying amount at December 31, 2015	500	126	104	30	40	800

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2014	519	290	359	122	55	1 345
Additions	—	43	23	—	12	78
Sales and disposals	—	—	(2)	(4)	(3)	(9)
Acquisitions through business combinations	—	—	—	1	1	2
Transfers (to) from other accounts	—	2	9	—	(10)	1
Classified as held for sale	(29)	—	(1)	—	(1)	(31)
Currency translation effect	38	13	37	15	6	109
Cost at December 31, 2014	528	348	425	134	60	1 495
Accumulated amortization at January 1, 2014	—	(171)	(242)	(86)	(27)	(526)
Accumulated impairment at January 1, 2014	(85)	—	—	—	(2)	(87)
Amortization expense	—	(35)	(43)	(7)	(4)	(89)
Impairment losses	(10)	—	—	—	—	(10)
Sales and disposals	—	—	2	4	3	9
Classified as held for sale	19	—	—	—	1	20
Currency translation effect	4	(11)	(26)	(12)	(4)	(49)
Accumulated amortization at December 31, 2014	—	(217)	(309)	(100)	(32)	(658)
Accumulated impairment at December 31, 2014	(72)	—	—	(1)	(1)	(74)

Net carrying amount at December 31, 2014	456	131	116	33	27	763

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2013	575	271	321	154	63	1 384
Additions	—	36	32	—	11	79
Sales and disposals	—	(1)	(2)	(16)	(3)	(22)
Transfers (to) from other accounts	—	(12)	21	—	(8)	1
Classified as held for sale	(38)	—	(1)	(10)	(6)	(55)
Currency translation effect	(18)	(4)	(12)	(6)	(2)	(42)
Cost at December 31, 2013	519	290	359	122	55	1 345
Accumulated amortization at January 1, 2013	—	(142)	(211)	(102)	(28)	(483)
Accumulated impairment at January 1, 2013	(51)	—	—	—	(2)	(53)
Amortization expense	—	(33)	(41)	(9)	(4)	(87)
Impairment losses	(71)	—	—	—	(1)	(72)
Sales and disposals	—	—	2	15	1	18
Transfers to (from) other accounts	—	—	(1)	(1)	2	—
Classified as held for sale	34	—	1	7	3	45
Currency translation effect	3	4	8	4	—	19
Accumulated amortization at December 31, 2013	—	(171)	(242)	(86)	(27)	(526)
Accumulated impairment at December 31, 2013	(85)	—	—	—	(2)	(87)

Net carrying amount at December 31, 2013	434	119	117	36	26	732

Trade name assets are allocated to the following cash generating units:

	December 31,
(in millions of €)	2015	2014	2013
Food Lion	233	208	184
Hannaford	198	178	156

Delhaize America	431	386	340
Serbia	69	70	84
Bulgaria	—	—	10

Southeastern Europe	69	70	94

Total	500	456	434

The net carrying amount of developed and purchased software at December 31, 2015 can be summarized by reportable segment as follows:

(in millions of €)	Developed Software	Purchased Software	Total
United States	20	83	103
Belgium	51	5	56
Southeastern Europe	1	3	4
Corporate	54	13	67

Total	126	104	230

Amortization expenses are mainly charged to selling, general and administrative expenses.

8.	PROPERTY, PLANT AND EQUIPMENT

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2015	2 724	1 898	3 571	43	758	8 994
Additions	60	51	333	257	31	732
Sales and disposals	(18)	(33)	(275)	(1)	(88)	(415)
Acquisitions through business combinations	—	2	1	—	—	3
Transfers (to) from other accounts	(5)	104	119	(202)	(1)	15
Currency translation effect	152	147	277	1	73	650
Cost at December 31, 2015	2 913	2 169	4 026	98	773	9 979
Accumulated depreciation at January 1, 2015	(949)	(1 273)	(2 277)	—	(422)	(4 921)
Accumulated impairment at January 1, 2015	(19)	(8)	(28)	—	(3)	(58)
Depreciation expense	(91)	(127)	(297)	—	(49)	(564)
Impairment losses	(16)	(5)	(3)	—	(1)	(25)
Sales and disposals	14	30	259	—	88	391
Transfers to (from) other accounts	29	9	(45)	—	1	(6)
Currency translation effect	(69)	(108)	(189)	—	(44)	(410)
Accumulated depreciation at December 31, 2015	(1 073)	(1 473)	(2 568)	—	(428)	(5 542)
Accumulated impairment at December 31, 2015	(28)	(9)	(12)	—	(2)	(51)

Net carrying amount at December 31, 2015	1 812	687	1 446	98	343	4 386

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2014	2 579	1 732	3 269	61	716	8 357
Additions	79	55	240	152	37	563
Sales and disposals	(51)	(21)	(188)	—	(26)	(286)
Acquisitions through business combinations	2	—	2	—	—	4
Transfers (to) from other accounts	86	51	34	(170)	1	2
Currency translation effect	158	158	289	1	83	689
Classified as held for sale	(129)	(77)	(75)	(1)	(53)	(335)
Cost at December 31, 2014	2 724	1 898	3 571	43	758	8 994
Accumulated depreciation at January 1, 2014	(837)	(1 084)	(2 022)	—	(371)	(4 314)
Accumulated impairment at January 1, 2014	(20)	(10)	(36)	(1)	(3)	(70)
Depreciation expense	(90)	(119)	(250)	—	(41)	(500)
Impairment losses	(9)	(3)	(14)	—	—	(26)
Sales and disposals	33	20	170	—	24	247
Transfers to (from) other accounts	(2)	—	1	—	(1)	(2)
Currency translation effect	(71)	(112)	(196)	1	(47)	(425)
Classified as held for sale	28	27	42	—	14	111
Accumulated depreciation at December 31, 2014	(949)	(1 273)	(2 277)	—	(422)	(4 921)
Accumulated impairment at December 31, 2014	(19)	(8)	(28)	—	(3)	(58)

Net carrying amount at December 31, 2014	1 756	617	1 266	43	333	4 015

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2013	2 586	1 914	3 602	42	856	9 000
Additions	76	71	216	123	12	498
Sales and disposals	(17)	(88)	(232)	—	(39)	(376)
Acquisitions through business combinations	—	2	3	—	—	5
Transfers (to) from other accounts	43	26	20	(103)	(20)	(34)
Currency translation effect	(61)	(58)	(109)	(1)	(31)	(260)
Classified as held for sale	(48)	(135)	(231)	—	(62)	(476)
Cost at December 31, 2013	2 579	1 732	3 269	61	716	8 357
Accumulated depreciation at January 1, 2013	(800)	(1 156)	(2 194)	—	(407)	(4 557)
Accumulated impairment at January 1, 2013	(26)	(29)	(53)	(1)	(20)	(129)
Depreciation expense	(88)	(122)	(255)	—	(43)	(508)
Impairment losses	(2)	(5)	(7)	—	(3)	(17)
Sales and disposals	15	86	213	—	39	353
Transfers to (from) other accounts	—	1	4	—	18	23
Currency translation effect	24	39	73	—	16	152
Classified as held for sale	20	92	161	—	26	299
Accumulated depreciation at December 31, 2013	(837)	(1 084)	(2 022)	—	(371)	(4 314)
Accumulated impairment at December 31, 2013	(20)	(10)	(36)	(1)	(3)	(70)

Net carrying amount at December 31, 2013	1 722	638	1 211	60	342	3 973

During 2014, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €224 million as a result of the planned disposal of the banner Bottom Dollar Food, a Sweetbay distribution center (total of €205 million at Delhaize America), Delhaize Bosnia & Herzegovina (€11 million) and the Bulgarian operations (€8 million).

During 2013, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €177 million, of which €161 million related to the planned disposal of Sweetbay, Harveys and Reid’s and €16 million to the disposal of Delhaize Montenegro (see Note 5).

Property, plant and equipment can be summarized by reportable segment as follows:

	December 31,
(in millions of €)	2015	2014	2013
United States	2 411	2 120	2 129
Belgium	866	848	841
Southeastern Europe	1 098	1 037	994
Corporate	11	10	9

Total property, plant and equipment	4 386	4 015	3 973

Depreciation expense is included in the following line items of the income statement:

(in millions of €)	2015	2014	2013
Cost of sales	65	60	56
Selling, general and administrative expenses	499	424	415
Depreciation from discontinued operations	—	16	37

Total depreciation	564	500	508

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

The impairment charges can be summarized by property, plant and equipment categories as follows:

		December 31,
(in millions of €)	Note	2015	2014	2013
Land and buildings		16	9	2
Leasehold improvements		5	3	5
Furniture, fixtures, equipment and vehicles		3	14	7
Property under finance leases		1	—	3

Total		25	26	17
Recognized in :
Other operating expenses	28	25	16	8
Result from discontinued operations		—	10	9

The impairment losses recorded in 2015 are primarily related to underperforming and closed stores.

In 2014, the Group recorded €7 million impairment losses on 2 of its incumbent distribution centers at Delhaize Serbia and €8 million on equipment that became idle after the sale of Bottom Dollar Food (the latter recorded in “Result from discontinued operations”).

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2015 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	210	403	675	—	1 288
Belgium	150	41	231	466	888
Southeastern Europe	347	—	784	77	1 208

Total	707	444	1 690	543	3 384

9.	INVESTMENT PROPERTY

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

(in millions of €)	2015	2014	2013
Cost at January 1	226	252	250
Additions	2	2	—
Sales and disposals	(26)	(41)	(22)
Transfers (to) from other accounts	35	(4)	33
Currency translation effect	21	23	(9)
Classified as held for sale	(2)	(6)	—
Cost at December 31	256	226	252
Accumulated depreciation and impairment at January 1	(142)	(152)	(134)
Depreciation expense	(3)	(4)	(4)
Impairment losses	(6)	(2)	(6)
Sales and disposals	23	28	17
Transfers to (from) other accounts	(19)	—	(31)
Currency translation effect	(14)	(14)	6
Classified as held for sale	2	2	—
Accumulated depreciation and impairment at December 31	(159)	(142)	(152)

Net carrying amount at December 31	97	84	100

At December 31, 2015, 2014 and 2013, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €145 million, €120 million and €132 million at December 31, 2015, 2014 and 2013, respectively. Level 2 fair values were estimated using third party appraisals and signed, non-binding purchase and sales agreements. Level 3 fair values were predominantly established applying an income approach. The entity did not change the valuation technique applied during the reporting period. The main inputs to the valuation model are current market rents, estimated market rental value (EMRV), term yield and reversionary yield. Independent external or internal valuers supporting the fair value estimates have the necessary recognized and relevant professional qualification.

The fair value of the investment properties has been categorized as follows:

	December 31, 2015
	Carrying amount	Fair value
(in millions of €)	at amortized cost	Total	Level 2	Level 3
United States	71	110	68	42
Southeastern Europe	26	35	—	35

Total investment property	97	145	68	77

Rental income from investment property recorded in other operating income was €9 million for 2015, €6 million for 2014 and €6 million for 2013. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €7 million in 2015, €4 million in 2014 and €4 million in 2013. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses, were €1 million in 2015, €1 million in 2014 and €6 million in 2013.

10.	CATEGORIZATION AND OFFSETTING OF FINANCIAL INSTRUMENTS

10.1	Categorization

Financial Assets by Class and Measurement Category

	December 31, 2015
	Financial assets measured
	at amortized cost		Financial assets measured at fair value
(in millions of €)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Other financial assets	12	44	—	—	—	44
Derivative instruments	19	—	9	—	—	9
Current
Receivables	14	640	—	—	—	640
Investments in securities	11	—	—	—	176	176
Other financial assets	12	55	—	—	—	55
Cash and cash equivalents	15	1 579	—	—	—	1 579

Total financial assets		2 318	9	—	176	2 503

	December 31, 2014
	Financial assets measured
	at amortized cost		Financial assets measured at fair value
(in millions of €)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	9	—	—	9
Current
Receivables	14	623	—	—	—	623
Investments in securities	11	—	—	—	149	149
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	2	—	—	2
Cash and cash equivalents	15	1 600	—	—	—	1 600

Total financial assets		2 262	11	—	157	2 430

	December 31, 2013
	Financial assets measured at amortized cost		Financial assets measured at fair value
(in millions of €)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	1	—	—	1
Current
Receivables	14	618	—	—	—	618
Investments in securities	11	—	—	—	126	126
Other financial assets	12	25	—	—	—	25
Derivative instruments	19	—	40	—	—	40
Cash and cash equivalents	15	1 149	—	—	—	1 149

Total financial assets		1 813	41	—	134	1 988

Financial Assets measured at fair value by Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires, for financial instruments that are measured in the balance sheet at fair value the disclosure of fair value measurements by level of fair value measurement hierarchy. For financial instruments not measured at fair value, the disclosure of their fair value and the fair value measurement level is necessary. The fair value measurements have to be categorized by the following level of fair value measurement hierarchy:

•	Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

•	Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in Level 2.

•	Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in Level 3.

December 31, 2015
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	—	—	—	—
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	176	—	—	176
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		176	9	—	185

December 31, 2014
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	—	—	8
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	149	—	—	149
Derivatives - through profit or loss	19	—	2	—	2
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		157	11	—	168

December 31, 2013
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Available for sale - through equity	11	8	—	—	8
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—
Current
Available for sale - through equity	11	126	—	—	126
Derivatives - through profit or loss	19	—	40	—	40
Derivatives - through equity	19	—	—	—	—

Total financial assets measured at fair value		134	41	—	175

No transfers between the different fair value hierarchy levels took place in 2015, 2014 and 2013.

Financial Liabilities by Class and Measurement Category

	December 31, 2015
	Financial liabilities measured at fair value
(in millions of €)	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	256	1 693	1 949
Obligations under finance lease	18.3	—	—	—	480	480
Derivative instruments	19	71	—	—	—	71
Current
Long-term debt - current portion	18.1	—	—	—	10	10
Obligations under finance leases	18.3	—	—	—	75	75
Accounts payable		—	—	—	2 510	2 510

Total financial liabilities		71	—	256	4 768	5 095

	December 31, 2014
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	460	1 741	2 201
Obligations under finance lease	18.3	—	—	—	475	475
Derivative instruments	19	26	—	—	—	26
Current
Long-term debt - current portion	18.1	—	—	—	1	1
Obligations under finance leases	18.3	—	—	—	69	69
Accounts payable		—	—	—	2 112	2 112

Total financial liabilities		26	—	460	4 398	4 884

	December 31, 2013
(in millions of €)	Financial liabilities measured at fair value
	Note	Derivatives - through profit or loss	Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
Non-Current
Long-term debt	18.1	—	—	311	1 700	2 011
Obligations under finance lease	18.3	—	—	—	496	496
Derivative instruments	19	8	—	—	—	8
Current
Long-term debt - current portion	18.1	—	—	219	9	228
Obligations under finance leases	18.3	—	—	—	59	59
Derivative instruments	19	3	—	—	—	3
Bank overdrafts		—	—	—	4	4
Accounts payable		—	—	—	1 993	1 993

Total financial liabilities		11	—	530	4 261	4 802

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2015
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	71	—	71
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	71	—	71

December 31, 2014
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	26	—	26
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	26	—	26

December 31, 2013
(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current
Derivatives - through profit or loss	19	—	8	—	8
Derivatives - through equity	19	—	—	—	—
Current
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	—	—	—

Total financial liabilities measured at fair value		—	11	—	11

During 2015, 2014 and 2013, no transfers between the different fair value hierarchy levels took place.

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

Offsetting of trade receivables and accounts payables

When local legislations allow and the economic environment requires it, commercial contracts with non-financial counterparties include clauses and terms that provide the legal enforceable right to offset in all circumstances outstanding balances between the parties. The parties intend to settle on a net basis and actual netting is performed recurrently. In Greece, the Group aims to have such terms with most of its suppliers, in order to reduce the liquidity risk. As of 2014, the Group started to revise its general agreement with its Serbian suppliers, implementing offsetting conditions in the agreements between the parties. As in both countries the offsetting criteria are met, balances with these suppliers have been presented as such in the consolidated financial statements.

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

	December 31, 2015
	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
(in millions of €)				Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current
Derivative financial assets	9	—	9	6	—	3
Current
Receivables	105	105	—	—	—	—
Cash and cash equivalents	337	314	23	—	—	23

Total	451	419	32	6	—	26

Non-Current
Derivative financial liabilities	71	—	71	6	28	37
Current
Accounts payable	701	105	596	—	—	596
Bank overdrafts	314	314	—	—	—	—

Total	1 086	419	667	6	28	633

	December 31, 2014
		Financial instruments that	Net amounts	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
(in millions of €)	Gross amounts in the balance sheet	are offset in the balance sheet	presented in the balance sheet	Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current
Derivative financial assets	9	—	9	4	—	5
Current
Derivative financial assets	2	—	2	1	—	1
Receivables	52	52	—	—	—	—
Cash and cash equivalents	327	298	29	—	—	29

Total	390	350	40	5	—	35
Non-Current
Derivative financial liabilities	26	—	26	5	—	21
Current
Derivative financial liabilities	—	—	—	—	—	—
Accounts payable	542	52	490	—	—	490
Bank overdrafts	298	298	—	—	—	—

Total	866	350	516	5	—	511

	December 31, 2013
		Financial instruments that	Net amounts	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
(in millions of €)	Gross amounts in the balance sheet	are offset in the balance sheet	presented in the balance sheet	Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current
Derivative financial assets	1	—	1	1	—	—
Current
Derivative financial assets	40	—	40	—	—	40
Receivables	41	41	—	—	—	—
Cash and cash equivalents	470	451	19	—	—	19

Total	552	492	60	1	—	59
Non-Current
Derivative financial liabilities	8	—	8	1	—	7
Current
Derivative financial liabilities	3	—	3	—	—	3
Accounts payable	421	41	380	—	—	380
Bank overdrafts	451	451	—	—	—	—

Total	883	492	391	1	—	390

11.	INVESTMENTS IN SECURITIES

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

The carrying amounts of the available for sale financial assets are as follows:

	December 31,
(in millions of €)	2015	2014	2013
Non-current	—	8	8
Current	176	149	126

Total	176	157	134

At December 31, 2015, the Group reclassified its €8 million investments in debt securities held in escrow, relating to defeasance provisions of outstanding Hannaford debt (see Note 18.1) and maturing in 2016, to current investments in securities. The Group’s remaining current investments in securities at December 31, 2015, relate to €168 million U.S. Treasuries investment funds which are held by the Group’s captive reinsurance company, covering the Group’s self-insurance exposure (see Note 20.2).

Investments in securities are classified as available for sale and measured at fair value through OCI (see Note 2.3). The fair value level hierarchy and valuation technique used in measuring these instruments are disclosed in Note 10.1.

The Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2015, 2014 and 2013, none of the investments in securities were either past due or impaired.

12.	OTHER FINANCIAL ASSETS

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collaterals for derivatives and term deposits, and are carried at amortized cost (see also Note 10.1), less any impairment. The carrying value of other financial assets approximates the fair value and represents the maximum credit risk.

	December 31,
(in millions of €)	2015	2014	2013
Non-current	44	21	21
Current	55	18	25

Total	99	39	46

In 2015, other financial assets increased by €60 million. This is primarily due to the inclusion of collaterals in connection with a financial service provider in the U.S. (€23 million), and additional collaterals posted for derivatives (€28 million, see Notes 10.2 and 19).

13.	INVENTORIES

Inventories predominantly represent goods for resale. In 2015, 2014 and 2013, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and to ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.

Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

14.	RECEIVABLES

	December 31,
(in millions of €)	2015	2014	2013
Trade receivables	658	640	628
Trade receivables - bad debt allowance	(47)	(41)	(36)
Other receivables	29	24	26

Total	640	623	618

The aging of the current receivables is as follows:

	December 31, 2015
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	658	485	87	46	40
Trade receivables - bad debt allowance	(47)	(10)	(5)	(9)	(23)
Other receivables	29	19	7	2	1

Total	640	494	89	39	18

	December 31, 2014
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	478	93	39	30
Trade receivables - bad debt allowance	(41)	(8)	(6)	(7)	(20)
Other receivables	24	14	7	1	2

Total	623	484	94	33	12

	December 31, 2013
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	628	455	107	38	28
Trade receivables - bad debt allowance	(36)	(6)	(5)	(7)	(18)
Other receivables	26	19	4	2	1

Total	618	468	106	33	11

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

The movement of the bad debt allowance account was as follows:

(in millions of €)	2015	2014	2013
Bad debt allowance as of January 1	41	36	31
Addition (recognized in profit or loss)	10	8	15
Usage	(4)	(3)	(10)

Bad debt allowance at December 31	47	41	36

15.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows:

	December 31,
(in millions of €)	2015	2014	2013
Deposits with original maturity of three months or less	784	965	711
Cash at banks	727	562	363
Cash on hand	68	73	75

Total	1 579	1 600	1 149

Supplemental cash flow information:

(in millions of €)	2015	2014	2013
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment	31	37	12
Finance lease obligations terminated for store properties and equipment	4	7	6

16.	EQUITY

Issued capital

There were 104 004 952, 102 819 053 and 102 449 570 Delhaize Group ordinary shares issued and fully paid at December 31, 2015, 2014 and 2013, respectively (par value of €0.50), of which 809 615, 1 115 094 and 1 200 943 ordinary shares were held in treasury at December 31, 2015, 2014 and 2013, respectively. Delhaize Group’s ordinary shares may be in either dematerialized or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group’s remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

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

In 2015, Delhaize Group SA issued 1 185 899 shares of common stock (2014: 369 483; 2013: 528 072) for €75 million (2014: €14 million; 2013: €16 million), net of €20 million (2014: €5 million; 2013: €8 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in €, except number of shares)	Capital	Share Premium (Belgian GAAP)(1)	Number of Shares
Capital on January 1, 2013	50 960 749	2 797 655 746	101 921 498
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	264 036	23 899 236	528 072
Capital on December 31, 2013	51 224 785	2 821 554 982	102 449 570
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	184 742	18 899 664	369 483
Capital on December 31, 2014	51 409 527	2 840 454 646	102 819 053
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	592 949	94 740 651	1 185 899
Capital on December 31, 2015	52 002 476	2 935 195 297	104 004 952

(1)	Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in €, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012	10 189 218	5 094 609
August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(300 000)	(150 000)
May 29, 2013 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(368 139)	(184 070)
November 12, 2013 - Issuance of 89 069 warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan, of which 77 832 were cancelled on December 23, 2013	(11 237)	(5 618)
Balance of remaining authorized capital as of December 31, 2015	9 509 842	4 754 921

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

During 2011, Delhaize Group acquired call options on its own shares, which qualified as equity instruments, in order to hedge the exposure arising from the possible future exercise of stock options granted to employees of its non-U.S. operating companies. A first tranche expired in 2013, a second in May 2015 and the last one will expire in 2016. These options are automatically exercised under certain conditions by a credit institution on behalf of Delhaize Group. As a result of such automatic exercise, Delhaize Group SA acquired 181 192 Delhaize Group shares during 2015.

During 2015, the Group sold euro denominated call options on its own shares (related to stock options granted in 2008 and 2009) for €4 million. At the same time, the Group acquired new euro denominated call options (for the grant years 2007, 2010 and 2011) for an identical amount. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 800 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between December 31, 2013 and December 31, 2016, up to a maximum aggregate consideration of €60 million to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is acting as an agent and is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate. As a result of this mandate, Delhaize Group acquired 160 000 Delhaize Group shares in 2015.

The Group acquired thus in total 341 192 Delhaize Group shares during 2015, for an aggregate amount of €23 million, representing approximately 0.33% of Delhaize Group’s shares. Delhaize Group also transferred 619 295 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC repurchased no Delhaize Group ADRs in 2015 and transferred 27 376 shares to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

Since the authorization of the Board in 2011, Delhaize Group SA and its affiliates acquired 1 145 255 Delhaize Group shares for an aggregate amount €60 million. As a consequence, at the end of 2015, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up €40 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2015, Delhaize Group owned 809 615 treasury shares (including ADRs), of which 468 423 were acquired prior to 2015, representing approximately 0.78% of the Delhaize Group shares.

Retained Earnings

In 2015, retained earnings increased by €195 million, representing (i) the profit attributable to owners of the parent (€366 million), partially offset by (ii) the dividend declared and paid in 2015 (€165 million), and (iii) the purchase of non-controlling interests (€6 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2015, 2014 and 2013, Delhaize Group’s legal reserve amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary Shareholders Meeting must approve such dividends.

Other Reserves

	December 31,
(in millions of €)	2015	2014	2013
Discontinued cash flow hedge reserve:
Gross	(17)	(15)	(13)
Tax effect	7	6	5
Available for sale reserve:
Gross	(5)	(3)	(6)
Tax effect	—	—	1
Remeasurement of defined benefit liability reserve:
Gross	(90)	(86)	(65)
Tax effect	32	30	23

Total other reserves	(73)	(68)	(55)

•	Discontinued cash flow hedge reserve: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments.

•	Available for sale reserve: The Group recognizes in this reserve unrealized fair value changes on financial assets classified as available for sale.

•	Remeasurement of defined benefit liability reserve: Remeasurements comprise (i) actuarial gains and losses, (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset) and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). They are recognized immediately in OCI in the period in which they occur (see Note 21.1) and never reclassified into profit or loss. The reserve includes an insignificant amount in relation to the Group’s equity accounted joint venture.

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

Non-controlling Interests

Non-controlling interests represent third party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group and are held by the Southeastern Europe segment.

As mentioned in Note 4.2, Delhaize Group acquired 16.3% non-controlling interests in C-Market in 2015. At the end of 2015, the non-controlling interests amounted to €3 million (2014: €6 million; 2013: €5 million).

Capital Management

Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, among other things, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Delhaize Group’s dividend policy, adopted by the Board of Directors in March 2014, is to pay out approximately 35% of the underlying Group share in net profit from continued operations.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net debt to equity” ratio.

17.	DIVIDENDS

On May 28, 2015, the shareholders approved the payment of a gross dividend of €1.60 per share (€1.20 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €166 million (including the dividend on treasury shares). On May 22, 2014, the shareholders approved the payment of a gross dividend of €1.56 per share (€1.17 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €160 million.

With respect to the financial year 2015, the Board of Directors proposes a gross dividend of €1.80 per share to be paid to owners of ordinary shares against coupon no. 54 on June 2, 2016. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 26, 2016 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2015 dividend, based on the number of shares issued at March 2, 2016, is €188 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 and 2012 Stock Incentive Plans, the Group may have to issue new ordinary shares, to which payment in 2016 of the 2015 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary Shareholders’ Meeting of May 26, 2016. The Board of Directors will communicate at this Ordinary Shareholders’ Meeting the aggregate number of shares entitled to the 2015 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2015 will be modified accordingly.

The maximum number of shares which could be issued between March 2, 2016, and May 26, 2016, assuming that all vested warrants were to be exercised, is 854 350. This would result in an increase in the total amount to be distributed as dividends to a total of €2 million. Total outstanding non-vested warrants at March 2, 2016 amounted to 64 813, representing a maximum additional dividend to be distributed of less than €1 million.

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

The carrying values (in Euro) of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and including fair value hedge accounting adjustments were as follows:

	Nominal Interest		Nominal amount in local			December 31,
(in millions)	Rate	Maturity	currency (3)		Currency	2015	2014	2013
Senior notes, unsecured(1)	5.70%	2040	827	(4)	USD	540	481	421
Debentures, unsecured	9.00%	2031	271		USD	247	222	195
Notes, unsecured	8.05%	2027	71		USD	65	57	50
Senior fixed rate bonds(1)	3.125%	2020	400		EUR	402	402	396
Senior notes(1),(2)	4.125%	2019	130		USD	119	245	212
Retail bond, unsecured	4.25%	2018	400		EUR	400	400	400
Bonds, unsecured(2)	6.50%	2017	172		USD	159	370	325
Senior notes	7.06%	2016	9		USD	8	7	6
Mortgages payable	8.25%	2016	1		USD	—	—	1
Notes, unsecured(1)	5.625%	2014	—		EUR	—	—	219
Other debt	5.34% to 7%	2016 to 2031	—		USD	18	18	14
Other debt	2.50%	2022	—		EUR	1	—	—

Total non-subordinated borrowings						1 959	2 202	2 239
Less current portion						(10)	(1)	(228)

Total non-subordinated borrowings, non-current						1 949	2 201	2 011

(1)	Debt is part of (partial) hedging relationships (see Note 19).
(2)	Notes were partially repaid in 2015 (see below).
(3)	Nominal amounts outstanding at December 31, 2015.
(4)	Includes the non-cash premium granted as part of a debt exchange in 2010, being amortized over the remaining term of the notes.

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 5.2%, 5.1% and 4.2 % at December 31, 2015, 2014 and 2013, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2015, 2014 and 2013.

Issuance of new Long-term Debts

During 2015, 2014 and 2013, Delhaize Group did not issue any long-term debts.

Repayment of Long-term Debts

In February 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million on the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million on the 4.125% senior notes due 2019 at a price of 107.07%. This transaction resulted in a one-time charge to profit and loss of €40 million (see Note 29). Existing hedge relationships relating to these notes were adjusted accordingly (see Note 19).

In 2014, Delhaize Group repaid at maturity the outstanding €215 million of its 5.625% senior notes and unwound the corresponding cross-currency hedge instrument (see Note 19).

In 2013, €80 million unsecured bonds issued by Delhaize Group’s subsidiary Alfa Beta matured and were repaid.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding senior notes (maturing in 2016) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2015, 2014 and 2013, $9 million (€8 million), $9 million (€7 million) and $8 million (€6 million) in aggregate principal amounts of the notes respectively, were outstanding. At December 31, 2015, 2014 and 2013, restricted securities of $9 million (€8 million), $10 million (€8 million) and $10 million (€7 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group’s long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,
(in millions of €)	2015	2014	2013
U.S. Dollar	1 156	1 400	1 224
Euro	803	802	1 015

Total	1 959	2 202	2 239

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principal of Delhaize Group’s non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of $)	2016	2017	2018	2019	2020	Thereafter	Fair Value
Fixed rates
Senior Notes due 2016	9	—	—	—	—	—	9
Interest due	—	—	—	—	—	—	—
Bonds due 2017	—	172	—	—	—	—	183
Interest due	11	6	—	—	—	—	—
Senior Notes due 2019	—	—	—	130	—	—	133
Interest due	5	5	5	3	—	—	—
Notes due 2027	—	—	—	—	—	71	82
Interest due	6	6	6	6	6	37	—
Debentures due 2031	—	—	—	—	—	271	352
Interest due	24	24	24	24	24	257	—
Senior Notes due 2040	—	—	—	—	—	827	825
Interest due	47	47	47	47	47	943	—
Other debt and mortgages payable	2	—	—	—	—	18	20
Interest due	1	1	1	1	1	7	—

Total $ cash flows	105	261	83	211	78	2 431	1 604
Total cash flows translated in millions of €	96	240	76	194	72	2 233	1 473

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Fair Value
Fixed rates
Retail Bond due 2018	—	—	400	—	—	—	435
Interest due	17	17	17	—	—	—	—
Senior Notes due 2020	—	—	—	—	400	—	436
Interest due	13	13	13	13	13	—	—
Other debt	—	—	—	—	—	1	1
Interest due	—	—	—	—	—	—	—

Total € cash flows	30	30	430	13	413	1	872
Total cash flows in €	126	270	506	207	485	2 234	2 345

In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

The fair values of the long-term debt (excluding finance leases, see Note 18.3) for which an active market exists have been determined using their quoted prices (Level 1). The fair values of long-term debts that are classified as Level 2 (non-public debt or debt for which there is no active market) have been estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

(in millions of €)	Level 1	Level 2	Total
Fair value hierarchy of long-term debt	1 628	717	2 345

Collateralization

The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was €27 million at December 31, 2015, €25 million at December 31, 2014 and €22 million at December 31, 2013.

At December 31, 2015, 2014 and 2013, €27 million, €26 million and €27 million, respectively, of assets were pledged as collateral for mortgages.

(in millions of €)	2015
Property, Plant and Equipment	10
Investment Property	17

Total	27

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

At December 31, 2015, 2014 and 2013, Delhaize Group was in compliance with all covenants for long-term debt.

We draw the attention of the reader to Note 36 in connection with the impact of the announced merger with Royal Ahold on the existing debt covenants of the Group.

18.2	Short-term Borrowings

Short-term credit facilities

In 2014, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a new €400 million five-year multi-currency, unsecured revolving credit facility agreement (the “€400 million RCF Agreement”), replacing the 2011 €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “€600 million RCF Agreement”). In 2015, the lenders unanimously agreed to the extension of the €400 million RCF Agreement to 2020.

U.S. Entities

Delhaize America, LLC had no outstanding borrowings under these agreements as of December 31, 2015, 2014 and 2013.

Under the RCF Agreements, Delhaize America, LLC had no average daily borrowings during 2015 and none during 2014 and 2013. In addition to the RCF Agreement, Delhaize America, LLC had a committed credit facility available until November 2014 to exclusively fund letters of credit of $35 million (€29 million) of which approximately $13 million (€9 million) was drawn for issued letters of credit as of December 31, 2013.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion. These facilities are also available to fund letters of credit and amounted to $50 million (€46 million) at December 31, 2015. As of December 31, 2015, 2014 and 2013, Delhaize America, LLC had no borrowings outstanding under such arrangements but used $8 million (€7 million) in 2015, $10 million (€8 million) in 2014 and none in 2013 to fund letters of credit.

European Entities

At December 31, 2015, 2014 and 2013, the Group’s European entities together had credit facilities (committed and uncommitted) of €574 million (of which €475 million of committed credit facilities and including the €400 million RCF Agreement, see above), €683 million and €895 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, Delhaize Group had no outstanding short-term bank borrowings at the end of 2015, 2014 and 2013. During 2015, the Group’s European entities had insignificant average daily borrowings at an average interest rate of 5.06%.

An amount of €51 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €35 million was outstanding as of December 31, 2015 (€29 million and €34 million at December 31, 2014 and 2013, respectively).

Debt Covenants for Short-term Borrowings

The €400 million RCF Agreement and the €75 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2015, 2014 and 2013, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

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

The schedule below provides the future minimum lease payments of our continued operations, which were not reduced by expected minimum sublease income of €50 million, due over the term of non-cancellable subleases, as of December 31, 2015:

	Continued operations
(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Finance Leases
Future minimum lease payments	125	104	91	80	72	530	1 002
Less amount representing interest	(50)	(46)	(41)	(37)	(32)	(241)	(447)

Present value of minimum lease payments	75	58	50	43	40	289	555
Of which related to closed store lease obligations	6	5	5	5	5	30	56
Operating Leases
Future minimum lease payments (for non-cancellable leases)	320	263	217	162	120	481	1 563
Of which related to closed store lease obligations	20	17	14	9	7	34	101

Following the closing of Delhaize Group’s sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food (see Note 5) in respectively 2014 and at the beginning of 2015, the Group provides guarantees for a number of existing operating or finance lease contracts, which are disclosed in Note 34. Lease commitments that were transferred to the buyer are not included in the table above.

The average effective interest rate for finance leases was 10.9%, 11.0% and 11.4% at December 31, 2015, 2014 and 2013, respectively. The fair value of the finance lease obligations has been determined using discounted cash flow models using the lease terms and cost of debt as the main inputs and is categorized as Level 2.

The fair value of the finance lease obligations amounted to €728 million (at an average market rate of 4.6%), €682 million (4.2%) and €709 million (5.0%) at December 31, 2015, 2014 and 2013, respectively.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €352 million (of which €1 million related to discontinued operations), €314 million (of which €18 million related to discontinued operations) and €321 million (of which €43 million related to discontinued operations) in 2015, 2014 and 2013, respectively. Rent expenses are predominantly included in “Selling, general and administrative expenses”.

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2015, 2014 and 2013.

Sublease payments received and recognized in income were €26 million in 2015, €22 million in 2014 and €21 million in 2013.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2015. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction are approximately €8 million.

Provisions for €87 million, €97 million and €113 million at December 31, 2015, 2014 and 2013, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in “Closed Store Provisions” (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

Delhaize Group occasionally acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, properties (sub-)leased to affiliates or franchisees, and retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2015, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in “Other operating income” in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2015 can be summarized as follows:

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Future minimum lease payments to be received	36	23	12	5	4	13	93
Of which related to sub-lease agreements	22	14	6	2	1	5	50

The total amount of €93 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the “Closed store provision” (see Note 20.1).

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

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The valuation methods for the fair values of derivative financial instruments are disclosed in Note 10.1. The fair values of derivative assets and liabilities are summarized below:

	December 31,
	2015		2014		2013
(in millions of €)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	9	—	9	—	27	3
Cross-currency swaps	—	71	1	26	14	8
Foreign exchange forward contracts	—	—	1	—	—	—

Total	9	71	11	26	41	11

Delhaize Group enters into derivative financial instrument arrangements for hedging (both economic and accounting) purposes only (i.e. not with the intention of speculation or trading). The Group currently holds no derivatives where net settlement has been agreed (see also Note 10.2) and consequently the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2015:

	1 - 3 months		4 - 12 months		2017		2018 and beyond
(in millions of €)	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship
Inflows	—	3	—	5	—	9	—	17
Outflows	—	(1)	—	(4)	—	(6)	—	(9)
Cross-currency interest rate swaps without a designated hedging relationship
Inflows	—	3	—	16	246	12	220	45
Outflows	—	—	—	(29)	(255)	(21)	(276)	(86)

Total Cash flows	—	5	—	(12)	(9)	(6)	(56)	(33)

Collateralization

Certain financial institutions require Delhaize Group to collateralize cash if the derivative (liability) position reaches specific thresholds. This restricted cash is classified in “Other financial assets”, see Note 12. At December 31, 2015, 2014 and 2013, the portion of outstanding derivatives that was collateralized and related collateralized amounts can be detailed as follows:

	December 31,
(in millions of €)	2015	2014	2013
Interest rate swaps - asset position	(5)	(4)	—
Cross-currency swaps	61	26	—

Total net derivative liabilities subject to collateralization	56	22	—
Collateralized amount	28	—	—

Interest Rate Swaps

Fair value hedges

In 2015, Delhaize Group early repaid $170 million of its $300 million, 4.125% fixed interest rate senior notes, see Note 18.1, alongside with unwinding the matching interest rate swap arrangements for the amount repurchased, which were part of a fair value hedging relationship of the underlying debt. The unwinding resulted in a cash inflow of €2 million with an insignificant impact on profit and loss.

The Group further unwound a total amount of $172 million interest swaps that it entered into during 2012 ($100 million) and 2015 ($72 million) to cover the remaining exposure to changes in fair value of the remaining $172 million, 6.50% bonds due in 2017. This did not result in any material impact on profit or loss.

The Group designated and documented the below transactions as fair value hedge as of December, 31 2015:

Year	Hedged Item	Hedged Risk	Hedged Amount	Hedging Instrument	Maturity Hedging Instrument
2014	$827 million senior notes, 5.70% fixed interest rate, issued in 2010	Fair value changes	$50 million	Interest Rate Swaps, LIBOR 3-month floating rate	2017
2012	$130 (initially $300) million senior notes, 4.125% fixed interest rate, issued in 2012	Fair value changes	$130 million	Interest Rate Swaps, LIBOR 3-month floating rate	2019
	€400 million senior notes, 3.125% fixed interest rate, issued in 2012	Fair value changes	€100 million	Interest Rate Swaps, EURIBOR 3-month floating rate	2020

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

	December 31,
(in millions of €)	Note	2015	2014	2013
Losses (gains) on
Interest rate swaps (“hedging instruments”)	29.1	(2)	(5)	22
Related debt instruments (“hedged risks”)	29.1	2	5	(22)

Total		—	—	—

Economic hedges

In 2015, the Group had no interest rate swaps, which were accounted for as freestanding derivatives.

In 2014, interest rate swaps on a notional amount of €191 million, whereby the Group paid a fixed interest rate of 1.80% and received a floating interest rate EURIBOR 3-months, matured and did not result in any material profit or loss impact.

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

Economic hedges

Delhaize Group enters from time to time into currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with the currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged in profit or loss. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In 2015, as a result of the early repayment of $278 million of the 6.50% bonds due in 2017 (see Note 18.1), Delhaize Group entered into counter cross-currency swaps, exchanging the principal amount (€246 million for $278 million) and interest payments (the Group pays a fixed interest rate and receives a floating interest rate EURIBOR 3-months) to cover the foreign currency exposure arising from a $450 million intragroup loan.

In 2014, Delhaize Group unwound certain cross currency swap agreements in order to rebalance its long-term debt currency mix, which resulted in a settlement gain of €2 million and a cash inflow of €29 million.

Delhaize Group also enters recurrently into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2015. Changes in fair value of these swaps are recorded in “Finance costs” in the income statement:

(in millions)	Foreign Currency Swaps
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2015 (€)	Fair Value Dec. 31, 2014 (€)	Fair Value Dec. 31, 2013 (€)
2015	2017	$278	6.50%	€246	3m EURIBOR +4.99%	(10)	—	—
2014	2024	$300	4.38%	€220	2.87%	(61)	(26)	—
2014	2015	€4	12m EURIBOR +3.87%	$5	12m LIBOR +3.85%	—	1	—
2013	2014	€18	12m EURIBOR +3.79%	$24	12m LIBOR +3.85%	—	—	(1)
2012	2019(1)	€225	3m EURIBOR +2.06%	$300	3m LIBOR +2.31%	—	—	(7)
2012	2013	€30	12m EURIBOR +3.77%	$40	12m LIBOR +3.85%	—	—	—
2012	2013	€1	12m EURIBOR +4.30%	$1	12m LIBOR +4.94%	—	—	—
2009	2014	€76	6.60%	$100	5.88%	—	—	—
2007	2014	$670	3m LIBOR +0.98%	€500	3m EURIBOR +0.94%	—	—	14

(1)	Early unwinding in 2014.

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

In 2014, Delhaize Group had signed a foreign exchange forward contract to purchase in 2015 $12 million in exchange for €9 million to offset intercompany foreign currency exchange exposure. This forward contract resulted in a cash inflow of €2 million in 2015.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in “Finance costs” or “Income from investments,” depending on the underlying transaction.

20.	PROVISIONS

		December 31,
(in millions of €)	Note	2015	2014	2013
Closed stores:	20.1
Non-current		71	80	94
Current		16	17	19
Self-insurance:	20.2
Non-current		95	94	84
Current		66	58	49
Pension benefit and other post-employment benefits:	21
Non-current		121	129	110
Current		10	9	9
Other:	20.3
Non-current		94	129	67
Current		83	104	13

Total provisions		556	620	445
Non-current		381	432	355
Current		175	188	90

20.1	Closed Store Provisions

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

Most obligations recognized relate to onerous lease contracts, predominantly for stores located in the U.S., with remaining lease terms up to 21 years. The average remaining lease term for closed stores was 5 years at December 31, 2015. The following table reflects the activity related to closed store provisions:

(in millions of €)	2015	2014	2013
Closed store provision at January 1	97	113	107
Additions:
Store closings - lease obligations	2	2	54
Store closings - other exit costs	—	3	5
Update of estimates	—	(3)	(5)
Interest expense (unwinding of discount)	5	6	8
Utilization:
Lease payments made	(23)	(23)	(32)
Lease terminations	(2)	(9)	(11)
Payments made for other exit costs	(3)	(2)	(7)
Transfer from (to) other accounts	—	(3)	(1)
Currency translation effect	11	13	(5)

Closed store provision at December 31	87	97	113

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

Number of Closed Stores
Balance at January 1, 2013	177
Store closings added	52
Stores sold/lease terminated	(63)

Balance at December 31, 2013	166
Store closings added	11
Stores sold/lease terminated	(35)

Balance at December 31, 2014	142
Store closings added	10
Stores sold/lease terminated	(44)

Balance at December 31, 2015	108

The total number of stores closed and included in the closed store provision by reportable segments can be detailed as follows:

(Number of stores closed during the year)	2015	2014	2013
United States	2	7	43	(1)
Belgium	2	3	4
Southeastern Europe	6	1	5

Total	10	11	52

(1)	Included 24 Sweetbay stores.

During 2015, 2014 and 2013, Delhaize Group paid €2 million, €9 million and €11 million, respectively, of lease termination fees, primarily in the U.S.

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of €)	Note	2015	2014	2013
Other operating expenses	28	2	(2)	5
Interest expense included in “Finance costs”	29.1	5	4	5
Results from discontinued operations	5.3	—	6	52

Total		7	8	62

20.2	Self-insurance Provisions

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

The movements of the self-insurance provision were as follows:

(in millions of €)	2015	2014	2013
Self-insurance provision at January 1	152	133	142
Expense charged to earnings	168	155	174
Claims paid	(176)	(154)	(177)
Currency translation effect	17	18	(6)

Self-insurance provision at December 31	161	152	133

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management’s best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows (currently estimated to last until 2037) are discounted with period specific discount rates:

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Expected future payments	66	29	20	13	9	34	171
Less amount representing discounting	—	—	(1)	(1)	(1)	(7)	(10)

Present value of expected future payments	66	29	19	12	8	27	161

20.3	Other Provisions

The other provisions mainly consist of long-term incentives, early retirement plans, legal provisions and onerous lease contracts (non-closed-store related), but also include amounts for asset removal obligations, restructuring plans and provisions for litigation. The movements of the other provisions were as follows:

(in millions of €)	2015	2014	2013
Other provisions at January 1	233	80	72
Expense charged to profit and loss	69	157	13
Payments made	(130)	(5)	(10)
Transfer (to) from other accounts	1	2	6
Classified as held for sale	—	(4)	—
Currency translation effect	4	3	(1)

Other provisions at December 31	177	233	80

•	During 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan). The announcement falls under the so-called “Law Renault”, that requires that an employer who intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases.

Later that year, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. At December 31, 2014, Delhaize Group recognized a provision of €137 million (of which €77 million in current provisions) representing management’s best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees.

In 2015, the Group started with the implementation phase. During a first wave of voluntary departures, ending in the first half of the year, approximately 1 500 employees applied to leave the Group (of which almost 1 000 opted for early retirement). In a second wave, approximately additional 500 employees applied. This resulted in the situation that the total number of employees wanting to leave the Group exceeded the agreed upon 1 800. Delhaize Group offered, to the employees that exceeded the threshold of 1 800, a similar severance package under a common agreement of voluntary leave. Due to this, the Group increased the provision by €20 million. By the end of 2015, all employees that elected to participate in the voluntary departure, left the Group.

During 2015, Delhaize Group also refined and updated the underlying assumptions for the provision, which in combination with the above, resulted – compared to December 31, 2014 – in an increase of €32 million to a total amount of €169 million. In the course of 2015, the Group incurred outflows of €85 million, so that at December 31, 2015, the remaining provision equals €84 million, of which €54 million is classified as current.

•	In 2014, the Romanian Competition Plenum determined that Mega Image, some of its suppliers and other food retailers active in Romania had in its view infringed Romanian Competition Law through the alleged setting up of anticompetitive vertical agreements during the period of 2005-2009 and decided to impose Mega Image a fine of 1.05% of the total revenues achieved in 2013. Consequently, the Group recognized at December 31, 2014, a provision of €5 million.

During 2015, Mega Image received the fully motivated decision. Delhaize Group has lodged an appeal against the decision of the Romanian Competition Plenum and, pending the decision of the Court of Appel, obtained a temporary suspension of the payment.

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

The expenses related to these U.S. defined contribution retirement plans were €37 million in 2015, €26 million in 2014 (€1 million in discontinued operations) and €44 million in 2013 (€5 million in discontinued operations), respectively.

•	In addition, Delhaize Group operates defined contribution plans in Greece to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Belgian Defined Contribution Plans with a guaranteed minimum return

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

Up to December 31, 2015, Belgian law prescribed a minimum guaranteed rate of return (3.75% and 3.25% for employee and employer contributions, respectively) over the career of the employee for defined contribution plans, which the Group substantially insured with an external insurance company that receives and manages the contributions to the plan. According to the relevant legislation, a short-fall only needs to be compensated by the employer at the point in time when the employee either retires or leaves the Group. As from January 1, 2016, the difference between employer and employee contributions will no longer exist and the minimum guaranteed rate of return will become variable, with Belgian 10-year government bonds as the underlying benchmark, and a collar of 1.75% and 3.75%.

At the end of 2015 and 2014, respectively, the minimum guaranteed reserves, the plan assets and the net liabilities were as follows:

(in millions of €)	2015	2014
Plan Assets	(85)	(69)
Minimum guaranteed reserves	81	66
Sum of individual deficits	—	—

For the Group, the weighted average years to pension of the plan participants at December 31, 2015 is 25 years (assuming retirement at the age of 65).

The application of defined benefit accounting to such plans has been recognized by the IASB to be conceptually problematic. Until December 31, 2015, the Group reflected this by applying a hybrid accounting to these plans, treating them mainly as defined contribution plans. However, as these plans have defined benefit features (when the return provided by the insurance company can be below the legally required minimum return, in which case the employer has to cover the gap with additional contributions) the Group recognizes a pension liability for any material gap identified.

In order to do this, Delhaize Group applied the Projected Unit Credit method, calculating the discounted value of the positive differences between the minimum reserves, increased with the currently applicable minimum guaranteed rates of return up to the date of retirement, and the paid-up insured benefits, incorporating employee turnover assumptions. At December 31, 2015, this would not have resulted in a significant net liability position for the Group. Decreasing the discount rate applied to the defined benefit obligation by 50 basis points, would also not have resulted in a net liability position.

The expenses related to these plans were €11 million in 2015, €11 million in 2014 and €11 million in 2013, respectively. In 2016, the Group expects to contribute approximately €11 million to these plans.

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

During 2015, the largest (funded) plan, covering approximately 44% of Hannaford employees, was terminated with a settlement payment of €125 million that took place during the year, resulting in a settlement loss of €4 million.

At December, 31 2015, 48 members were still part of the plan, as - while settlement selection had been made by the employee - no payment was made until year-end. The remaining balance will be settled in 2016.

The Group terminated a further – partly funded - plan during 2015, which resulted in an immaterial settlement gain.

b)	Delhaize America sponsors unfunded non-qualified retirement savings plans offered to a limited number of Delhaize America employees. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant. One of these non-qualified defined contribution retirement and savings plan offered to Hannaford executives is closed for new employees and future services.

c)	Further, Delhaize America operates unfunded supplemental executive retirement plans (“SERP”), covering a limited number of executives. Benefits are calculated on the annual average of the participant’s annual cash compensation multiplied by a percentage based on years of service and age at retirement. These plans expose Delhaize America to risks relating to longevity and discount rate.

•	In Serbia, Delhaize Group has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets. The main risks of the plan relate to the discount rate, inflation and the future salary increase.

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

	2015			2014			2013
(in millions of €)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:
Benefit obligation at January 1	174	153	327	157	132	289	180	153	333
Current service cost	1	5	6	1	4	5	1	5	6
Interest expense	7	2	9	8	4	12	7	3	10
Remeasurement (gain) loss
Effect of changes in demographic assumptions	(1)	2	1	3	—	3	—	—	—
Effect of changes in financial assumptions	(4)	(10)	(14)	2	26	28	(4)	(12)	(16)
Effect of experience adjustment	1	4	5	—	(9)	(9)	3	(8)	(5)
Past service cost and (gain) or loss on settlements	4	1	5	—	—	—	—	(1)	(1)
Currency translation effect	17	—	17	21	—	21	(7)	—	(7)
Benefit payments from the plan / by the employer	(14)	(10)	(24)	(19)	(5)	(24)	(24)	(9)	(33)
Settlement payments	(127)	—	(127)	—	1	1	—	1	1
Plan participants’ contributions	1	1	2	1	1	2	1	1	2
Business combinations/divestures/ transfers	—	—	—	—	—	—	—	—	—
Other	—	1	1	—	(1)	(1)	—	(1)	(1)

Benefit obligation at December 31	59	149	208	174	153	327	157	132	289
Change in plan assets:
Fair value of plan assets at January 1	107	85	192	104	68	172	125	72	197
Interest income	3	1	4	5	2	7	4	1	5
Remeasurement gain (loss)
Return on plan asset (excluding interest income)	(3)	(2)	(5)	(3)	12	9	(6)	(4)	(10)
Changes in asset ceiling (excluding interest income)	—	—	—	—	—	—	—	—	—
Currency translation effect	10	—	10	13	—	13	(5)	—	(5)
Employer contributions	25	6	31	8	8	16	9	8	17
Plan participants’ contributions	1	1	2	1	1	2	1	1	2
Benefits payments from the plan	(14)	(10)	(24)	(19)	(5)	(24)	(24)	(9)	(33)
Settlement payments	(127)	—	(127)	—	—	—	—	—	—
Expenses, taxes and premiums paid	(2)	—	(2)	(2)	—	(2)	—	—	—
Business combinations/divestures/transfers	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	(1)	(1)	—	(1)	(1)

Fair value of plan assets at December 31	—	81	81	107	85	192	104	68	172
Amounts recognized in the balance sheet:
Present value of defined benefit obligations	59	149	208	174	153	327	157	132	289
Fair value of plan assets	—	81	81	107	85	192	104	68	172

Net deficit/(surplus)	59	68	127	67	68	135	53	64	117
Defined benefit liability	59	68	127	67	68	135	53	64	117
Defined benefit asset	—	—	—	—	—	—	—	—	—

Net defined benefit liability	59	68	127	67	68	135	53	64	117
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.15%	2.02%		4.25%	1.55%		4.85%	3.19%
Rate of compensation increase	4.25%	2.87%		4.25%	2.94%		4.25%	3.03%
Rate of price inflation	3.50%	1.95%		3.50%	1.98%		3.48%	2.02%
Interest crediting rate (only applicable for the Hannaford Cash Balance Plan)	—	—		3.25%	—		4.00%	—

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding all other assumptions constant, would have affected the defined benefit obligation as follows:

	Change in	United States plans		Plans outside of the United States
(in millions of €)	assumption	Increase	Decrease	Increase	Decrease
Discount rate	0.50%	(1)	1	(9)	10
Rate of compensation increase	0.50%	—	—	10	(9)
Mortality rate improvement	1 year	—	—	—	—

	2015			2014			2013
(in millions of €)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Components of defined benefit cost:
Components of defined benefit cost recognized in the income statement:
Current service cost	1	5	6	1	4	5	1	5	6
Past service cost	—	—	—	—	—	—	—	(1)	(1)
Interest expense	7	2	9	8	4	12	7	3	10
Interest income	(3)	(1)	(4)	(5)	(2)	(7)	(4)	(1)	(5)
Administrative expenses and taxes	2	—	2	2	—	2	—	—	—
(Gain) loss on settlement	4	1	5	—	1	1	—	1	1

Components of defined benefit cost recognized in the income statement	11	7	18	6	7	13	4	7	11
Components of defined benefit cost recognized in OCI:
Remeasurements of defined benefit obligation
Effect of changes in demographic assumptions	(1)	2	1	3	—	3	—	—	—
Effect of changes in financial assumptions	(4)	(10)	(14)	2	26	28	(4)	(12)	(16)
Effect of experience adjustment	1	4	5	—	(9)	(9)	3	(8)	(5)
Remeasurement of plan assets
Return on plan asset	3	2	5	3	(12)	(9)	6	4	10

Components of defined benefit cost recognized in OCI	(1)	(2)	(3)	8	5	13	5	(16)	(11)

Total components of defined benefit cost	10	5	15	14	12	26	9	(9)	—

The plan assets of the Group’s defined benefit pension plan in Belgium are funded through a group insurance program and are part of the insurance company’s overall investments, benefiting from a guaranteed minimum return. The insurance company’s asset allocation was as follows:

	December 31,
	2015	2014	2013
Equities (all instruments have quoted price in active market)	4%	5%	6%
Debt (all instruments have quoted price in active market)	94%	90%	92%
Other assets (e.g., cash and cash equivalents)	2%	5%	2%

In 2016, the Group expects to contribute approximately €2 million to the defined benefit pension plan in Belgium.

The weighted average duration of the plans outside the United States is 13.1 years (12.7 years in 2014 and 11.0 years in 2013).

The expected timing of the benefit payments for these plans is as follows:

(in millions of €)	Within the next year	In 2 years	In 3 years	In 4 years	In 5 years	Thereafter	Total
As of December 31, 2015	3	2	6	10	14	234	269

The Hannaford plan asset allocation was as follows:

	December 31,
	2015	2014	2013
Equities (all instruments have quoted price in active market)	0%	0%	0%
Debt (all instruments have quoted price in active market)	0%	99%	92%
Other assets (e.g., cash and cash equivalents)	100%	1%	8%

Delhaize Group does not expect to make any significant contributions to the defined benefit pension plan in the U.S. during 2016.

The weighted average duration of the United States plans is 10.2 years (9.8 years in 2014 and 10.5 years in 2013).

The expected timing of the benefit payments for these plans is as follows:

(in millions of €)	Within the next year	In 2 years	In 3 years	In 4 years	In 5 years	Thereafter	Total
As of December 31, 2015	10	2	2	3	3	55	75

Total defined benefit expenses in profit or loss were €18 million, €13 million and €11 million for 2015, 2014 and 2013, respectively, and can be summarized as follows:

(in millions of €)	2015	2014	2013
Cost of sales	1	1	1
Selling, general and administrative expenses	17	12	10

Total defined benefit expense recognized in profit or loss	18	13	11

21.2	Other Post-Employment Benefits

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

The total benefit obligation as of December 31, 2015 was €4 million (2014: €3 million and 2013: €2 million). The health care plans are unfunded and the total net liability as of December 31, 2015 equals the defined benefit obligation. During 2015, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

	December 31,
	2015	2014	2013
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	3.60%	3.60%	4.30%
Current health care cost trend	7.60%	7.60%	7.60%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2021	2021	2020

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

•	Under a warrant plan the exercise by the employee of warrants results in the issuance of new shares, while stock options, restricted and performance stock units are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In case the capital increase occurs after year-end for warrants exercised before year-end, which usually relates to a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If assessed to be dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.

•	Restricted and performance stock unit awards represent the right to receive the number of shares or American Depositary Shares (“ADS”) set forth in the award at the vesting date at no cost to plan participants and free of any restrictions.

During 2014, the ratio of the Delhaize Group ADS to Delhaize ordinary shares changed from one ADS for every one ordinary share to four ADS for every one ordinary share. Information on all compensation plans provided in this Note is in number of (underlying) Delhaize Group ordinary shares.

The remuneration policy of Delhaize Group can be found as Exhibit F to the Delhaize Group’s Corporate Governance Charter available on the Group’s website (www.delhaizegroup.com).

The share-based compensation plans operated by Delhaize Group are equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. All share-based compensation plans contain service conditions. In addition, the performance stock unit plans also contain performance conditions, whereby the (cliff-)vesting is linked to the achievement of non-market financial performance conditions, such as the cumulative shareholder value creation over the service period. In accordance with IFRS, neither service conditions nor non-market performance condition are reflected in the grant-date fair value, but result in a true-up for changes in the number of equity instruments that are expected to vest. The period of achieving the performance targets does not extend beyond the end of the service period and does not start substantially before the commencement of the service period.

The grant date fair value of restricted and performance stock units is determined based on the share price at the grant date, less the present value of expected dividends that will not be received by the employee during the vesting period. To estimate the fair value of warrants and options underlying the share-based compensation, Delhaize Group uses the Black-Scholes-Merton valuation model. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

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

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were €9 million in 2015, €12 million in 2014 and €16 million in 2013.

We draw the attention of the reader to Note 36 in connection with the impact the announced merger with Royal Ahold could have on the share-based compensation plans of the Group.

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

Delhaize Group stock options granted to employees of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2015	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2013 grant under the 2007 Stock option plan	December 2013	93 063	93 063	€41.71	1	Jan. 1, 2017 – May 29, 2020
	November 2013	15 731	15 731	€43.67	1	Jan. 1, 2017 – May 29, 2020
	May 2013	267 266	248 222	€49.85	111	Jan. 1, 2017 – May 29, 2020
2012 grant under the 2007 Stock option plan	November 2012	35 000	35 000	€26.39	1	Jan. 1, 2016 – May 24, 2019
	May 2012	362 047	350 013	€30.99	95	Jan. 1, 2016 – May 24, 2019
2011 grant under the 2007 Stock option plan	June 2011	290 078	58 095	€54.11	83	Jan. 1, 2015 – June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	32 800	€66.29	80	Jan. 1, 2014 – June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	11 272	€50.03	73	Jan. 1, 2013 – June 8, 2016
2007 grant under the 2007 Stock option plan	June 2007	185 474	36 758	€71.84	619	Jan. 1, 2011 – June 7, 2017	(1)

(1)	In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration date of the exercise period of the plan, i.e., June 7, 2014.

Activities associated with non-U.S. stock option plans were as follows:

2015	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 558 772	49.17
Exercised	(618 600)	59.18
Forfeited	(38 717)	46.44
Expired	(20 501)	49.25

Outstanding at end of year	880 954	42.27
Options exercisable at end of year	523 938	38.73

2014	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 778 028	49.25
Exercised	(225 643)	49.59
Forfeited	6 387	42.74

Outstanding at end of year	1 558 772	49.17
Options exercisable at end of year	795 584	59.20

2013	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 606 255	49.95
Granted	376 060	47.58
Exercised	(11 166)	49.56
Forfeited	(58 753)	57.02
Expired	(134 368)	49.55

Outstanding at end of year	1 778 028	49.25
Options exercisable at end of year	738 166	58.39

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2015 was 3.55 years (2014: 3.65 years; 2013: 4.31 years). The weighted average share price for options exercised during 2015, 2014 and 2013 amounted to €81.47, €56.18 and €51.48, respectively.

The following table summarizes stock options outstanding and exercisable as of December 31, 2015, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in €)
€26.39 - €43.67	493 807	3.62	33.09
€49.25 - €54.11	317 589	3.91	50.64
€66.29 - €71.84	69 558	1.44	69.22

€26.39 - €71.84	880 954	3.55	42.27

Stock options exercisable at the end of 2015 had a weighted average remaining contractual term of 2.97 years (2014: 2.46 years; 2013: 2.60 years).

The weighted average fair values of stock options granted and assumptions used on the date of grant for their estimations were as follows:

	Dec. 2013	Nov. 2013	May 2013	Nov. 2012	May 2012
Share price (in €)	43.20	43.67	50.09	26.39	28.41
Expected dividend yield (%)	3.4	3.4	3.4	3.4	3.3
Expected volatility (%)	24.3	24.5	27.0	26.7	26.0
Risk-free interest rate (%)	1.1	0.9	0.7	0.6	0.7
Expected term (years)	6.0	6.0	6.0	5.8	5.8
Fair value of options granted (in €)	6.98	6.52	8.43	4.27	3.86

Non-U.S. Operating Entities Performance Stock Units

As from 2014, Delhaize Group granted performance stock units to European members of the Group’s Executive Committee and certain other senior executives as determined by the Group’s Board of Directors.

Performance stock units are restricted stock units, with service and performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholders Value Creation over a cumulative 3-year period). Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus net debt.

Performance stock units granted to European associates under the “Delhaize Group 2014 European Performance Stock Unit Plan” were as follows:

Effective Date of Grant	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2015	Number of Beneficiaries (at the moment of issuance)
May 2015	76.46	€88 432	86 699	74
May 2014	53.45	€140 981	126 476	80

During 2015, 7 962 performance stock units forfeited.

U.S. Operating Entities Warrants Plans

Until 2013, Delhaize Group granted warrants for its vice presidents and above. Warrants granted under the “Delhaize Group 2012 Stock Incentive Plan” and the “Delhaize Group 2002 Stock Incentive Plan” vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Share-based awards granted to employees of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2015	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2012 Stock Incentive plan - Warrants	November 2013	11 237	11 237	$58.40	1	2023
	May 2013	368 139	150 481	$64.75	59	2023
	August 2012	300 000	—	$39.62	1	2022
	May 2012	291 727	49 527	$38.86	75	2022
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	56 624	$78.42	75	2021
	June 2010	232 992	43 292	$78.33	74	2020
	June 2009	301 882	45 752	$70.27	88	2019
	May 2008	528 542	82 925	$74.76	237	2018
	June 2007	1 165 108	642 656	$96.30	3 238	2017
	June 2006	1 324 347	158 403	$63.04	2 983	2016
Delhaize America 2002 Stock Incentive plan - Options not backed by warrants	Various	3 221	160	$74.76	11	Various

Activities related to the Delhaize Group 2012 and 2002 Stock Incentive Plans were as follows:

2015	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	2 583 122	76.30
Exercised(1)	(1 213 636)	69.84
Forfeited/expired	(128 429)	84.58

Outstanding at end of year	1 241 057	81.75
Options exercisable at end of year	978 882	82.64

(1)	Includes 40 150 warrants exercised by employees, for which a capital increase had not occurred before December 31, 2015.

2014	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 153 796	73.09
Exercised	(378 093)	51.05
Forfeited/expired	(192 581)	73.35

Outstanding at end of year	2 583 122	76.30
Options exercisable at end of year	2 099 523	77.42

2013	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 521 876	69.27
Granted	379 376	64.56
Exercised	(534 043)	41.36
Forfeited/expired	(213 413)	74.30

Outstanding at end of year	3 153 796	73.09
Options exercisable at end of year	2 313 002	75.20

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2015 is 2.37 years (2014: 2.85 years; 2013: 3.77 years). The weighted average share price for stock options exercised during 2015 amounts to $89.58 (2014: $70.30; 2013: $60.80).

The following table summarizes share-based awards outstanding as of December 31, 2015, and the related weighted average remaining contractual life (years) and weighted average exercise price under the share-based compensation plans for employees of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in $)
$38.86 - $63.04	219 167	1.92	57.34
$64.75 - $74.76	279 318	4.68	68.63
$78.33 - $96.30	742 572	1.63	93.89

$38.86 - $96.30	1 241 057	2.37	81.75

Stock options exercisable at the end of 2015 had a weighted average remaining contractual term of 2.19 years (2014: 2.38 years; 2013: 2.85 years).

The fair values of stock options granted and assumptions used for their estimation were as follows:

	Nov. 2013	May 2013	Aug. 2012	May 2012
Share price (in $)	58.40	64.75	39.62	38.86
Expected dividend yield (%)	3.6	3.6	3.6	3.5
Expected volatility (%)	27.5	27.9	27.1	27.9
Risk-free interest rate (%)	1.2	0.8	0.5	0.6
Expected term (years)	4.4	4.4	4.2	4.2
Fair value of options granted (in $)	9.37	10.26	5.89	6.10

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

Restricted stock unit awards granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and the “Delhaize America 2002 Restricted Stock Unit Plan” (grants prior to 2012) were as follows:

Effective Date of Grants	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2015	Number of Beneficiaries (at the moment of issuance)
May 2013	$64.75	72 305	53 478	177
August 2012	$39.62	40 000	—	1
May 2012	$38.86	126 123	24 840	253
June 2011	$78.42	128 717	11 481	249

Activities related to the restricted stock unit plans were as follows:

2015	Shares
Outstanding at beginning of year	140 947
Released from restriction	(41 597)
Forfeited/expired	(9 551)

Outstanding at end of year	89 799

2014	Shares
Outstanding at beginning of year	231 299
Released from restriction	(77 622)
Forfeited/expired	(12 730)

Outstanding at end of year	140 947

2013	Shares
Outstanding at beginning of year	458 733
Granted	72 305
Released from restriction	(262 542)
Forfeited/expired	(37 197)

Outstanding at end of year	231 299

Performance Stock Units

As from 2013, Delhaize Group granted performance stock units to Vice Presidents and above. Performance stock units are restricted stock units, with service and performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of non-market financial performance condition targets over a cumulative 3-year period, being a ROIC target for 2013 and Shareholders Value Creation, as defined above, for 2014 and 2015.

Performance stock units granted to employees of U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” were as follows:

Effective Date of Grants	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2015	Number of Beneficiaries (at the moment of issuance)
May 2015	$83.52	123 522	119 593	43
December 2014	$72.48	7 782	7 782	1
July 2014	$68.04	18 739	18 739	1
May 2014	$71.28	172 426	154 319	50
November 2013	$58.40	3 979	3 979	1
May 2013	$64.75	122 364	109 435	60

Activities related to the performance stock unit plans were as follows:

2015	Shares
Outstanding at beginning of year	305 437
Granted	123 522
Forfeited/expired	(15 112)

Outstanding at end of year	413 847

2014	Shares
Outstanding at beginning of year	126 343
Granted	198 947
Released from restriction	(2 647)
Forfeited/expired	(17 206)

Outstanding at end of year	305 437

22.	INCOME TAXES

The major components of income tax expense for 2015, 2014 and 2013 were:

(in millions of €)	2015		2014		2013
Continuing operations
Current tax	119		185		160
Taxes related to prior years recorded in the current year	(29	)(4)	(15)		(1)
Other (current tax related)	1		—		2
Deferred tax	2		(114	)(2)	(67)
Deferred taxes related to prior years recorded in the current year	26	(4)	9		—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(22	)(5)	—		(1)
Derecognition of previously recorded deferred tax assets	—		1		—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	—		—		(8	)(1)

Total income tax expense from continuing operations	97		66		85
Discontinued operations
Current tax	(46	)(3)	(8)		(8)
Deferred tax	35	(3)	(40	)(3)	(17)

Total income tax expense from discontinued operations	(11)		(48)		(25)

Total income tax expense from continuing and discontinued operations	86		18		60

(1)	Relates to the benefit we recognized as a result of the reorganization of some of our U.S. operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

(2)	Relates primarily to both the carryforward of exempted dividend income and the reorganization expenses in Belgium.
(3)	Relates primarily to the impairment loss associated with the sale of Bottom Dollar Food.
(4)	Relates primarily to a change in tax accounting method of capital expenditures in the U.S.
(5)	Relates primarily to the recognition of tax benefit on previously unrecognized U.S. state tax losses as a result of organizational changes in supply chain management.

Reconciliation of effective tax rate:

(in millions of €)	2015		2014	2013
Profit before taxes and discontinued operations	466		255	357
Share of results of joint venture equity accounted (net of taxes)	(6)		(4)	(4)
Result from discontinued operations, before taxes	(13)		(147)	(115)

Total profit before taxes, excl. share of results of joint venture	447		104	238
Assumed taxes applying the Group’s domestic tax rate (33.99%)	152		35	81
Effect of different tax rates in jurisdictions outside Belgium	(10)		10	24
Taxes related to prior years recorded in current year	(3)		(6)	(1)
Tax effects of:
Changes in tax rate or imposition of new taxes	1		(4)	(8	)(2)
Non taxable income	(36)		(32)	(36)
Non deductible expenses	22		30	30
Deductions from taxable income(1)	(27)		(35)	(42)
Tax charges on dividend income	11		4	3
(Recognition) non recognition of deferred tax assets	(25	)(3)	16	7
Other	1		—	2

Total income tax expense from continuing and discontinued operations	86		18	60

Effective income tax rate	19.2%		17.5%	25.2%

(1)	Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.
(2)	Relates to the benefit we recognized as a result of the reorganization of some of our U.S. operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.
(3)	Relates primarily to the recognition of tax benefit on previously unrecognized U.S. state tax losses as a result of organizational changes in supply chain management.

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of €)	2015	2014	2013
Current tax	(3)	1	(1)
Deferred tax	(5)	(5)	2

Total tax charged (credited) directly to equity	(8)	(4)	1

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.7 billion at December 31, 2015, €4.6 billion at December 31, 2014 and €4.0 billion at December 31, 2013.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

	December 31,
(in millions of €)	2015	2014	2013
Deferred tax liabilities	404	302	443
Deferred tax assets	81	46	71

Net deferred tax liabilities	323	256	372

The changes in the overall net deferred tax liabilities were as follows:

(in millions of €)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other		Total
Net deferred tax liabilities at January 1, 2013	542	(43)	(74)	(48)	100		477
Charge (credit) to equity for the year	—	—	—	4	(2)		2
Charge (credit) to profit or loss for the year	(61)	(5)	2	(2)	(19)		(85)
Effect of change in tax rates	(3)	—	—	(2)	(3)		(8)
Divestiture	2	—	—	—	—		2
Transfers (to) from other accounts	(1)	1	—	—	(2)		(2)
Currency translation effect	(17)	2	2	2	(3)		(14)

Net deferred tax liabilities at December 31, 2013	462	(45)	(70)	(46)	71		372
Charge (credit) to equity for the year	—	—	—	(4)	(1)		(5)
Charge (credit) to profit or loss for the year	(86)	10	8	4	(76	)(1)	(140)
Effect of change in tax rates	(2)	(1)	—	—	(1)		(4)
Divestiture	—	1	—	—	(1)		—
Currency translation effect	41	(5)	(8)	(5)	10		33

Net deferred tax liabilities at December 31, 2014	415	(40)	(70)	(51)	2		256
Charge (credit) to equity for the year	—	—	—	—	(5)		(5)
Charge (credit) to profit or loss for the year	66	8	7	7	(47	)(2)	41
Effect of change in tax rates	2	—	—	(1)	(1)		—
Currency translation effect	39	(4)	(7)	(3)	6		31

Net deferred tax liabilities at December 31, 2015	522	(36)	(70)	(48)	(45)		323

(1)	Relates primarily to both the carryforward of exempted dividend income and the reorganization expenses in Belgium.
(2)	Relates primarily to the carryforward of exempted dividend income partly offset by the realization of the reorganization expenses in Belgium.

At December 31, 2015, Delhaize Group did not recognize deferred tax assets of €255 million, of which:

•	€17 million relates to U.S. tax loss carry-forwards and U.S. state tax credits of €1 155 million, which if unused would expire at various dates between 2016 and 2035;

•	€212 million relates to several deferred tax assets (primarily tax loss carry-forwards of €677 million) in Europe which can be utilized without any time limitation;

•	€17 million relates to capital losses that can only be offset against capital gains in Europe, which if unused would expire in 2018 and 2019;

•	€7 million relates to tax credits in Europe, which if unused would expire at various dates between 2016 and 2023;

•	€1 million relates to tax loss carry-forwards of €4 million in Europe, which if unused would expire at various dates between 2016 and 2020;

•	€1 million relates to impairment in Europe that could result in capital losses which will probably not be offset against realized capital gains within the applicable time limitations.

At December 31, 2014 and 2013, Delhaize Group did not recognize deferred tax assets of €250 million and €194 million, respectively.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2015, the recognized deferred tax assets relating to unused tax losses and unused tax credits amounted to €190 million.

23.	ACCRUED EXPENSES

	December 31,
(in millions of €)	2015	2014	2013
Accrued payroll and short-term benefits	380	400	404
Accrued interest	33	33	37
Other	82	92	85

Total accrued expenses	495	525	526

24.	EXPENSES FROM CONTINUING OPERATIONS BY NATURE

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of €)	Note	2015	2014	2013
Product cost, net of vendor allowances and cash discounts	25	17 728	15 527	14 958
Employee benefits	26	3 261	2 882	2 813
Supplies, services and utilities purchased		986	868	796
Depreciation and amortization	7, 8, 9	666	577	561
Operating lease expenses	18.3	351	296	278
Repair and maintenance		272	236	233
Advertising and promotion		225	186	171
Other expenses(1)		154	153	116

Total expenses by nature		23 643	20 725	19 926
Cost of sales	25	18 473	16 222	15 579
Selling, general and administrative expenses		5 170	4 503	4 347

Total expenses by function		23 643	20 725	19 926

(1)	Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in “Other expenses”. Line item also includes impairment losses recognized on receivables (see Note 14).

Compared to 2014, total expenses increased by €2 918 million, significantly impacted by foreign currency exchange rate differences.

25.	COST OF SALES

(in millions of €)	Note	2015	2014	2013
Product cost, net of vendor allowances and cash discounts	24	17 728	15 527	14 958
Purchasing, distribution and transportation costs		745	695	621

Total		18 473	16 222	15 579

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor’s product in which case they are recorded as a reduction in “Selling, general and administrative expenses” (€16 million, €14 million and €14 million in 2015, 2014 and 2013, respectively).

26.	EMPLOYEE BENEFIT EXPENSES

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of €)	Note	2015	2014	2013
Wages, salaries and short-term benefits including social security		3 185	2 820	2 735
Share-based compensation expenses	21.3	9	12	16
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	67	50	62

Total	24	3 261	2 882	2 813

Employee benefit expenses were recognized in the income statement as follows:

(in millions of €)	2015	2014	2013
Cost of sales	423	382	354
Selling, general and administrative expenses	2 838	2 500	2 459

Employee benefits for continuing operations	3 261	2 882	2 813
Results from discontinued operations	4	104	261

Total	3 265	2 986	3 074

27.	OTHER OPERATING INCOME

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of €)	2015	2014		2013
Rental income	59	53		49
Income from waste recycling activities	21	19		20
Services rendered to wholesale customers	5	6		6
Gains on sale of property, plant and equipment	4	11		11
Gains on sale of businesses	1	—		9
Other	25	30	[2]	32

Total	115	119		127

During 2014, Delhaize Group recognized €7 million of insurance income related to product losses in the caption “Other”.

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores operated by independent third parties, leading to a gain on disposal of €9 million, included in “Gain on sale of businesses”. For that year, the caption “Other” contains a €7 million favorable impact of a litigation settlement for which a provision had been recorded during the purchase price allocation of Delta Maxi and a €4 million reversal of legal provisions in Serbia.

28.	OTHER OPERATING EXPENSES

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of €)	Note	2015	2014	2013
Store closing expenses	20.1	2	(2)	5
Reorganization expenses	20.3	38	137	15
Impairment losses	6, 7, 8, 9	30	166	206
Losses on sale of property, plant and equipment		19	18	21
Other		82	13	10

Total		171	332	257

During 2015, Delhaize Group recognized a total amount of €38 million as reorganization expenses. This primarily relates to the Belgian Transformation Plan, where - due to an increase of employees leaving the Group and refined assumptions – an amount of €32 million was recognized (in addition to €137 million recognized in 2014). Further, the Group incurred €6 million reorganization expenses mainly relating to category management restructuring activities in the U.S.

In 2013, the Group recorded €15 million reorganization charges related to the severance of support services senior management and employees in the U.S.

Impairment losses / (reversals) recognized in continued operations can be summarized as follows:

(in millions of €)	Note	2015	2014	2013
Goodwill	6	—	138	124
Intangible assets	7	—	10	68
Property, plant & equipment	8	25	16	8
Investment property	9	6	2	6
Assets held for sale	5.2	(1)	—	—

Total		30	166	206

In 2015, Delhaize Group recorded €30 million impairment losses, primarily related to underperforming or closed stores.

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

In 2015, the caption “Other” mainly includes (i) €43 million advisory and consulting costs related to the announced intention to merge with Royal Ahold N.V., and (ii) a fine of €25 million imposed by the Belgian Competition Authority in final settlement of the antitrust investigation regarding the coordination of price increases of certain health and beauty products sold in Belgium between 2002 and 2007. Furthermore, “Other” also includes legal provision/settlement expenses and hurricane and other natural disasters related expenses.

29.	FINANCIAL RESULT

29.1	Finance Costs

(in millions of €)	Note	2015	2014	2013
Interest on short- and long-term borrowings		119	122	122
Amortization of debt discounts (premiums) and financing costs		5	4	4
Interest on obligations under finance leases		57	52	54
Interest charged to closed store provisions (unwinding of discount)	20.1	5	4	5

Total interest expenses		186	182	185
Fair value losses (gains) on debt instruments — fair value hedges	19	2	5	(22)
Fair value losses (gains) on derivative instruments — fair value hedges	19	(2)	(5)	22

Total fair value hedging impact		—	—	—
Foreign currency losses (gains) on debt instruments	30	(7)	22	14
Fair value losses (gains) on cross-currency interest rate swaps		13	(23)	(13)
Fair value losses (gains) on other freestanding derivatives		—	(1)	—
Amortization of deferred loss on discontinued hedge	16	—	—	1
Other finance costs		48	8	6
Less: capitalized interest		—	—	—

Total		240	188	193

In 2015, Delhaize Group early repaid part of its long term debt (see Note 18.1), which resulted in a one-time charge of €40 million recorded in “Other finance costs” and mainly representing early repayment premiums. In addition, other finance costs include consent solicitation fees, commitment fees for credit lines and the unwinding of discount of other provisions. In 2014, Delhaize Group recognized €2 million accelerated amortization costs related to the termination of the previous revolving credit facility (see Note 18.2).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.3%, 5.4% and 5.5% in 2015, 2014 and 2013, respectively.

29.2	Income from Investments

(in millions of €)	Note	2015	2014	2013
Interest and dividend income from bank deposits and securities		14	11	9
Foreign currency gains on financial assets	30	30	28	—
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		(41)	(26)	—
Other investing income		1	3	—

Total		4	16	9

Since 2014, Delhaize Group incurs significant foreign currency gains on financial assets from intercompany financing in USD, which are economically hedged by external cross currency swaps (see Note 19).

In 2015, the Group did not incur any impairment losses on financial assets (none in 2014 and none in 2013).

30.	NET FOREIGN EXCHANGE LOSSES (GAINS)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of €)	Note	2015	2014	2013
Selling, general and administrative expenses		—	1	—
Finance costs	29.1	(7)	22	14
Income from investments	29.2	(30)	(28)	—

Total		(37)	(5)	14

31.	EARNINGS PER SHARE (“EPS”)

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

Approximately 838 821, 2 581 424, 3 982 153 shares attributable to the exercise of outstanding stock options, warrants and restricted stock units were excluded from the calculation of diluted earnings per share for 2015, 2014 and 2013, respectively, as their effect was anti-dilutive.

Basic and diluted earnings per share for 2015, 2014 and 2013 were as follows:

(in millions of €, except numbers of shares and earnings per share)	2015	2014	2013
Net profit from continuing operations	369	189	272
Net profit from continuing operations attributable to non-controlling interests	1	1	3

Group share in net profit from continuing operations for basic and diluted earnings	368	188	269
Result from discontinued operations, net of tax	(2)	(99)	(90)

Group share in net profit for basic and diluted earnings	366	89	179

Weighted average number of ordinary shares outstanding	102 646 765	101 434 118	101 029 095
Adjusted for dilutive effect of share-based awards	983 726	502 669	537 646

Weighted average number of diluted ordinary shares outstanding	103 630 491	101 936 787	101 566 741

Basic earnings per ordinary share (in €):
From continuing operations	3.59	1.85	2.65
From discontinued operations	(0.02)	(0.97)	(0.89)

Basic EPS attributable to the equity holders of the Group	3.57	0.88	1.77
Diluted earnings per ordinary share (in €):
From continuing operations	3.56	1.84	2.64
From discontinued operations	(0.02)	(0.97)	(0.88)

Diluted EPS attributable to the equity holders of the Group	3.54	0.87	1.76

32.	RELATED PARTY TRANSACTIONS

Several of the Group’s subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

Compensation of members of the Board of Directors

The individual Directors’ remuneration granted for the fiscal years 2015, 2014 and 2013 is set forth in the “Corporate Governance” section of this annual report. The total gross remuneration of Directors, before deduction of withholding taxes, is as follows:

(in thousands of €)	2015	2014	2013
Total remuneration non-executive Directors	1 166	1 121	985
Executive Director
Baron Beckers-Vieujant(1)	—	—	80

Total	1 166	1 121	1 065

(1)	The amounts solely relate to his remuneration as Executive Director and do not include his compensation as CEO. His director remuneration for 2015 and 2014 is included in the total remuneration for non-executive directors.

Compensation of members of the Executive Committee

The table below sets forth the number of performance and restricted stock unit awards, stock options and warrants granted by the Group during 2015, 2014 and 2013 to its Executive Committee. For more details on the share-based incentive plans, see Note 21.3.

	2015	2014	2013
Performance stock unit awards (1)	52 305	89 850	32 359
Stock options and warrants	—	—	280 974

(1)	Performance stock unit awards, expressed in Delhaize Group shares, include 30 300 units awarded in Europe and 22 005 in the U.S.

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

In 2014, the aggregate compensation includes the pro-rata share of compensation and termination benefits for two members of the Executive Committee who left the Company in 2014, and the pro-rata share of compensation for three new Executive Committee members who joined the Executive Committee in 2014, of which one member subsequently left the company also in 2014.

In 2013, the aggregate compensation includes termination benefits for the former CEO who left the company at the end of 2013, the pro-rata share of compensation and termination benefits for three other members of the Executive Committee who left the Company in 2013, and the pro-rata share of compensation of the new CEO and one new Executive Committee member, who joined the Company in 2013.

(in millions of €)	2015	2014	2013
Short-term benefits(1)	7	8	9
Retirement and post-employment benefits(2)	1	1	1
Other long-term benefits(3)	—	—	1
Termination benefits	—	4	17
Share-based compensation	2	2	3

Total compensation expense recognized in the income statement	10	15	31

(1)	Short-term benefits include base salary and other short-term benefits, the annual bonus payable during the subsequent year for performance achieved during the respective years and the portion recognized in 2013 and 2014 of retention bonuses granted in 2013 and paid in 2014 to certain members of the Executive Committee.
(2)	The members of the Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3)	Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

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

As of December 31, 2015, purchase obligations were €213 million (2014: €156 million and 2013: €155 million), of which €85 million related to the acquisition of predominantly property, plant and equipment and for an insignificant amount intangible assets.

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

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2015, 2014 and 2013, Delhaize Group expects continued audit activity in 2016. While the ultimate outcome of tax audits is not certain, the Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of our filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business.

In a shareholders’ matter related to the Group’s wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. A decision on the merits of the matter by the Court of First Instance of Athens is not expected to occur before 2019, and the parties have the right to appeal an adverse decision of such Court.

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, the Group provides guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated under the terms of the contract to the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, as of December 31, 2015. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Finance leases
Future minimum lease payments	15	15	15	15	15	109	184
Less amount representing interest	(11)	(10)	(10)	(9)	(8)	(39)	(87)

Present value of minimum lease payments	4	5	5	6	7	70	97
Operating leases
Future minimum lease payments (for non-cancellable leases)	22	21	19	16	14	92	184

Furthermore, the Group has provided certain specific, limited customary representations and warranties for certain of Delhaize Group’s smaller divestments in the Southeastern Europe segment in the past years for a maximum amount of €11 million and with an ultimate maturity date in 2019.

In addition, at December 31, 2015, Delhaize Group issued other financial guarantees for a total amount of €4 million.

35.	SUBSEQUENT EVENTS

In February 2016, Delhaize Group acquired, through a squeeze-out procedure, an additional 7.6% non-controlling interests in C-Market (Serbian subsidiary) for a consideration of almost €6 million (see also Note 4.2). As a result, the Group currently owns 99.3%.

Furthermore in February 2016, Delhaize Group issued 248 435 new shares for a consideration of €23 million to satisfy the exercise of warrants.

36.	ANNOUNCED INTENTION TO MERGE WITH ROYAL AHOLD

On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize Group into Ahold, with Ahold continuing as the surviving company in the merger. Pursuant to the merger agreement, at the effective time of the merger, holders of ordinary shares of Delhaize Group will receive 4.75 ordinary shares of Ahold for each Delhaize Group ordinary share they own (“exchange ratio”). The exchange ratio is fixed and will not be adjusted for changes in the market value of Ahold ordinary shares or Delhaize Group ordinary shares. The merger agreement also provides that holders of American Depositary Shares (“ADS”) of Delhaize Group will receive, at their election, an amount of Ahold ordinary shares or Ahold ADSs determined based on the exchange ratio and the number of Ahold ordinary shares and Delhaize Group ordinary shares represented by one Ahold ADS and one Delhaize Group ADS, respectively.

Upon the consummation of the merger, the Delhaize Group ordinary shares will be delisted from Euronext Brussels, and the Delhaize Group ADSs will be delisted from the New York Stock Exchange. Delhaize Group shareholders will own approximately 39% of the combined company.

Following the consummation of the merger, the combined company’s legal name will be “Koninklijke Ahold Delhaize N.V.” and one of the combined company’s trade names will be “Royal Ahold Delhaize”.

As a condition to the consummation of the merger, shareholders of Ahold and Delhaize Group must, at their respective extraordinary general meetings (“EGM”) held on March 14, 2016, resolve upon or approve (as applicable), among other proposals, the joint cross-border merger proposal, dated December 18, 2015, to effect the cross-border merger by the acquisition of Delhaize Group by Ahold in accordance with applicable EU, Belgian and Dutch laws. The consummation of the merger is also subject to certain other customary closing conditions, including the receipt of antitrust clearances from the Belgian Competition Authority and the United States Federal Trade Commission.

The merger proposal provides that Delhaize Group will take such actions as may reasonably be required to effect the following:

•	implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize Group ordinary share granted pursuant to the Delhaize Group 2007 Stock Option Plan for Associates of Non-US Companies (“Delhaize EU option”), outstanding prior to the effective time of the merger of the merger, whether vested or unvested, so that such Delhaize EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU option who exercises such options during such period will obtain Delhaize Group ordinary shares, with each unexercised Delhaize EU option outstanding at the end of such exercise period being forfeited;

•	implement or, to the extent necessary, adjust the terms of each option, in the form of a warrant, to purchase a Delhaize Group ADS granted pursuant to the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (“Delhaize US option”), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US option will be canceled and the holder of such Delhaize US option will receive in exchange for such Delhaize US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the last reported sale price of Delhaize Group ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the merger over the exercise price of such Delhaize US option;

•	implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize Group ordinary shares that is subject to performance conditions and granted pursuant to the Delhaize Group 2014 European Performance Stock Unit Plan (“Delhaize EU PSU”) outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize EU PSU will be canceled as from the effective time of the merger and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize EU PSU amount as described below multiplied by (ii) the exchange ratio of the merger; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize Group executive committee, which will be treated as described below;

•	implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize Group ADSs granted pursuant to the Delhaize America, 2012 Restricted Stock Unit Plan, effective May 24, 2012 (“Delhaize US RSU/PSU”) outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize US RSU/PSU will be canceled as from the effective time of the merger and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize Group ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize Group ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the merger; and

•	terminate the Delhaize America, 2012 Restricted Stock Unit Plan, effective May 24, 2012, and the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (“Delhaize US incentive plans”) and the agreements evidencing the grants of the Delhaize US options and Delhaize US RSU/PSUs, except that (i) the actions described in the second, third, fourth and fifth bullet points above will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated and (ii) fractional shares resulting from such actions will be treated in the same manner as fractional shares generally upon the consummation of the merger.

The Delhaize EU PSU amount referred to above and below means, with respect to each Delhaize EU PSU, the sum of:

•	the product of (i) the number of Delhaize Group ordinary shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the effective time of the merger occurs multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the effective time of the merger occurs and the denominator of which is the total number of years in such performance-based vesting period, plus

•	the product of (i) the number of Delhaize Group ordinary shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the effective time of the merger occurs and the denominator of which is the total number of years in such performance-based vesting period.

Delhaize Group and Ahold will take such actions as may reasonably be required to effect the following, except that such actions will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated:

•	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU held by members of the Delhaize Group executive committee and outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize EU PSU will be converted into a restricted stock unit award subject to performance conditions, on the same terms and conditions as were applicable under such Delhaize EU PSU prior to the effective time of the merger (including with respect to vesting and the acceleration thereof), with respect to a number of Ahold ordinary shares equal to the product of (x) the Delhaize EU PSU amount as described above multiplied by (y) the exchange ratio of the merger (“converted PSU”); and

•	at the effective time of the merger, Ahold will assume all the obligations of Delhaize Group under the Delhaize Group 2014 European Performance Stock Unit Plan and the agreements evidencing the grants of the Delhaize EU PSUs underlying the converted PSUs. As soon as practicable after the effective time of the merger, Ahold will deliver to the holders of converted PSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of the Delhaize EU PSUs underlying such converted PSUs will continue in effect on the same terms and conditions. As soon as practicable after the effective time of the merger, the remuneration committee of Ahold will take appropriate action to adjust any performance goals applicable to the converted PSUs in order to reflect appropriate performance goals of Ahold for the calendar year in which the effective time of the merger occurs and any subsequent calendar year during the performance-based vesting period, except that the performance goals applicable to the converted PSUs will not be materially more difficult to achieve than those applicable to the Delhaize EU PSUs and except that the remuneration committee of Ahold will comply with the performance-based vesting criteria applied by Delhaize Group in respect of any calendar year completed prior to the effective time of the merger and will not impose any additional performance-based vesting criteria in respect of any calendar year completed prior to the effective time of the merger.

Following the consummation of the merger, all assets and liabilities of Delhaize Group including its long term debt (see Note 18.1) will, by operation of law, be transferred to Ahold, under a universal succession of title such that Ahold will automatically be substituted in all the rights and obligations of Delhaize Group and Delhaize Group will be dissolved without going into liquidation and will thus cease to exist.

The adoption of the Delhaize required resolutions at the Delhaize Group EGM of March 14, 2016 and thus the approval of the dissolution of Delhaize Group could have triggered an event of default under two series of bonds issued by Delhaize Group, the €400 million 4.25% retail bonds due October 19, 2018 and the €400 million 3.125% institutional bonds due February 27, 2020 (“Bonds”) and required certain technical amendments to the terms and conditions of the Bonds in light of the anticipated legal structure of the combined company following the merger. Accordingly, Delhaize Group launched a consent solicitation process towards the holders of both series of Bonds in December 2015.

In January and February 2016, holders of both series of Bonds were invited to respective general meetings to approve the change of issuer of the relevant Bonds, to waive the potential event of default under the relevant Bonds and to consent to certain technical amendments to the terms and conditions of the relevant Bonds in light of the anticipated legal structure of the combined company following the merger. Resolutions were passed at the first bondholders meeting for the 3.125% institutional bonds due 2020 with a majority of around 96%. Because of the absence of a quorum at the first bondholders meeting for the 4.25% retail bonds due 2018, an adjourned bondholders meeting was held in February 2016 at which the resolutions were passed with a majority of around 99%.

37.	LIST OF CONSOLIDATED COMPANIES AND JOINT VENTURES

37.1	Fully Consolidated

		Ownership interest in %
		2015	2014	2013
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Alliance Wholesale Solutions, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	—	100.0
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	—	—	100.0
C Market a.d. Beograd(1)	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	91.7	75.5	75.4
Delhaize America Distribution, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Supply Chain Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Transportation, LLC (previously Hannaford Trucking Company)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize BH d.o.o. Banja Luka	Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina	—	—	100.0
Delhaize Digital Services Ltd	10-18 Union Street, SE1 1SZ London, United Kingdom	100.0	100.0	—
Delhaize Distribution Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	—	—	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d’Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Serbia d.o.o. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	100.0
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l’Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delzon NV (previously Van Esch NV)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Difraco BVBA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—

Dofalex SCSA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	—	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Fourth Retained Subsidiary, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co., LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Harvey’s Stamping Company, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	—	—	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	100.0
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	100.0	100.0	100.0
J.H. Harveys Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	—	—	100.0
Kash n’ Karry Food Stores, LLC	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	—	—	100.0
Key Food SA(2)	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	—	—
Kingo NV (3)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
Leoburg NV (4)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
Lion Lux Finance S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Lion Real Estate Albania SHPK	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	100.0	100.0
Lion Retail Holding S.à r.l.	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Lion US Holdings S.à r.l.(2)	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lion US Participations S.à r.l.(2)	Rue d’Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lithia Springs Holdings, LLC	P.O. Box 517, Ochlocknee, GA 31773, U.S.A.	60.0	60.0	60.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Martin’s Foods of South Burlington, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Oxon Run Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	75.0	75.0	75.0
Piccadilly AD	Istoria Slavyanobulgarska Street 21A, 1220 Sofia, Bulgaria	—	—	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.(4)	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Retained Subsidiary One, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Second Retained Subsidiary, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Serdelco S.A.S.	130, Boulevard de la Liberté, 59000 Lille, France	100.0	100.0	100.0

Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Superb Beverage Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	0.0	0.0	0.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Third Retained Subsidiary, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
TP Srbija a.d. Kragujevac	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	100.0
TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	—	—	100.0
Vadec NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Victory Distributors, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Zvezdara a.d. Beograd(1)	Živka Davidovića 64, Beograd, Serbia	79.2	68.2	68.2

(1)	Acquisition of non-controlling interest in 2015 (see also Note 4.2).
(2)	Newly created or acquired in 2015.
(3)	Sold in 2015.
(4)	Merged into a group company during 2015.

37.2	Joint Venture

		Ownership Interest in %
		2015	2014	2013
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71-73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

Super Indo is accounted for as a joint venture applying the “equity method”, as Delhaize Group shares control with another party (see Note 2.3). The table below reflects summarized IFRS financial information of Super Indo (stand-alone), adjusted for differences in accounting policies between the Group and Super Indo:

	December 31,
(in millions of €)	2015	2014	2013
Balance Sheet
Non-current assets	49	45	33
Current assets	81	64	57
Non-current liabilities	5	4	2
Current liabilities	55	45	41

Net Assets	70	60	47
Group’s carrying amount of the investment	36	30	24

Statement of Comprehensive Income
Profit before taxes and discontinued operations	13	9	8
Net profit from continuing operations	11	8	7
Other comprehensive income	—	5	(14)
Total comprehensive income	11	13	(7)

38.	GUARANTOR SUBSIDIARIES

Delhaize Group SA (the “Parent Company”) is party to a Cross Guarantee Agreement, dated as of May 21, 2007 (the “Cross Guarantee Agreement”), with Delhaize America, a wholly-owned subsidiary of the Parent Company, and substantially all of our other U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Parent Company existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of two European subsidiaries of the Parent Company (i.e., Delhaize The Lion Coordination Center SA/NV and Delhaize “The Lion” Nederland B.V.) and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement. The following condensed consolidating financial information presents the results of the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Delhaize Group financial information on a consolidated basis as of December 31, 2015, 2014 and 2013 and for the years then ended. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions. As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are Delhaize Group, Delhaize US Holding, Inc., Delhaize America, Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., Victory Distributors, LLC, Bottom Dollar Food Northeast, LLC, Delhaize America Shared Services Group, LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Delhaize America Transportation, LLC (f/k/a Hannaford Trucking Company), Delhaize America Supply Chain Services, Inc.

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2015

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 772	16 038	3 774	(189)	24 395
Cost of sales	(3 914)	(11 885)	(2 863)	189	(18 473)
Gross profit	858	4 153	911	—	5 922
Other operating income	26	56	110	(77)	115
Selling, general and administrative expenses	(837)	(3 581)	(829)	77	(5 170)
Other operating expenses	(111)	(30)	(30)	—	(171)
Operating profit	(64)	598	162	—	696
Finance costs	(205)	(888)	100	753	(240)
Income from investments	1	37	172	(206)	4
Share of results of joint venture equity accounted	—	—	6	—	6
Share of result of subsidiaries	569	—	—	(569)	—
Profit before taxes and discontinued operations	301	(253)	440	(22)	466
Income tax expense	65	(85)	(77)	—	(97)
Net profit from continuing operations	366	(338)	363	(22)	369
Result from discontinued operations (net of tax)	—	(2)	—	—	(2)
Net profit	366	(340)	363	(22)	367
Net profit (loss) attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	366	(340)	362	(22)	366

Other comprehensive income	(1)	162	260	—	421
Total comprehensive income	365	(178)	623	(22)	788

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2014

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 697	13 360	3 491	(187)	21 361
Cost of sales	(3 844)	(9 898)	(2 667)	187	(16 222)
Gross profit	853	3 462	824	—	5 139
Other operating income	29	57	108	(75)	119
Selling, general and administrative expenses	(827)	(2 977)	(774)	75	(4 503)
Other operating expenses	(145)	(17)	(170)	—	(332)
Operating profit	(90)	525	(12)	—	423
Finance costs	(201)	(247)	106	154	(188)
Income from investments	2	93	254	(333)	16
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	285	—	—	(285)	—
Profit before taxes and discontinued operations	(4)	371	352	(464)	255
Income tax expense	93	(90)	(69)	—	(66)
Net profit from continuing operations	89	281	283	(464)	189
Result from discontinued operations (net of tax)	—	(76)	(23)	—	(99)
Net profit	89	205	260	(464)	90
Net profit (loss) attributable to non-controlling interests	—	—	1	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	89	205	259	(464)	89

Other comprehensive income	2	176	243	—	421
Total comprehensive income	91	381	503	(464)	511

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME FOR 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues	4 870	12 536	3 365	(178)	20 593
Cost of sales	(3 917)	(9 259)	(2 581)	178	(15 579)
Gross profit	953	3 277	784	—	5 014
Other operating income	34	56	117	(80)	127
Selling, general and administrative expenses	(852)	(2 838)	(737)	80	(4 347)
Other operating expenses	(17)	(42)	(198)	—	(257)
Operating profit	118	453	(34)	—	537
Finance costs	(172)	(255)	(36)	270	(193)
Income from investments	3	45	320	(359)	9
Share of results of joint venture equity accounted	—	—	4	—	4
Share of result of subsidiaries	217	—	—	(217)	—
Profit before taxes and discontinued operations	166	243	254	(306)	357
Income tax expense	13	(55)	(43)	—	(85)
Net profit from continuing operations	179	188	211	(306)	272
Result from discontinued operations (net of tax)	—	(49)	(41)	—	(90)
Net profit	179	139	170	(306)	182
Net profit (loss) attributable to non-controlling interests	—	—	3	—	3
Net profit attributable to equity holders of the Group (Group share in net profit)	179	139	167	(306)	179

Other comprehensive income	10	(70)	(109)	—	(169)
Total comprehensive income	189	69	61	(306)	13

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2015

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 980	328	—	3 465
Intangible assets	130	583	87	—	800
Property, plant and equipment	638	2 411	1 337	—	4 386
Investment property	—	71	26	—	97
Investment in subsidiaries	9 076	6 015	12 281	(27 372)	—
Investments accounted for using equity method	—	—	36	—	36
Investment in securities	—	—	—	—	—
Other financial assets	—	4 320	5 071	(9 347)	44
Deferred tax assets	58	—	23	—	81
Derivative instruments	149	—	—	(140)	9
Other non-current assets	16	7	12	(3)	32
Total non-current assets	10 224	16 387	19 201	(36 862)	8 950
Inventories	206	980	290	—	1 476
Receivables	453	122	157	(92)	640
Income tax receivables	1	31	1	0	33
Investment in securities	—	8	168	—	176
Other financial assets	29	—	209	(183)	55
Derivative instruments	—	—	—	—	—
Prepaid expenses	35	42	11	—	88
Other current assets	1	34	40	(44)	31
Cash and cash equivalents	48	467	1 378	(314)	1 579
Assets classified as held for sale	—	1	3	—	4
Total current assets	773	1 685	2 257	(633)	4 082
Total assets	10 997	18 072	21 458	(37 495)	13 032

Shareholders’ equity	6 168	11 915	15 457	(27 372)	6 168
Non-controlling interests	—	—	3	—	3
Total equity	6 168	11 915	15 460	(27 372)	6 171
Long-term debt	3 174	3 827	4 295	(9 347)	1 949
Obligations under finance lease	51	387	44	(2)	480
Deferred tax liabilities	—	365	39	—	404
Derivative instruments	10	—	201	(140)	71
Provisions	74	142	165	—	381
Other non-current liabilities	5	48	13	(1)	65
Total non-current liabilities	3 314	4 769	4 757	(9 490)	3 350
Short-term borrowings	139	—	29	(168)	—
Long-term debt - current	—	25	—	(15)	10
Obligations under finance lease - current	11	64	—	—	75
Bank overdrafts	203	—	111	(314)	—
Provisions	60	71	44	—	175
Income taxes payable	3	3	38	—	44
Accounts payable	876	851	875	(92)	2 510
Accrued expenses	193	248	96	(42)	495
Other current liabilities	30	126	48	(2)	202
Total current liabilities	1 515	1 388	1 241	(633)	3 511
Liabilities associated with assets classified as held for sale	—	—	—	—	—
Total liabilities	4 829	6 157	5 998	(10 123)	6 861
Total liabilities and equity	10 997	18 072	21 458	(37 495)	13 032

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2014

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 670	320	—	3 147
Intangible assets	137	541	85	—	763
Property, plant and equipment	613	2 120	1 282	—	4 015
Investment property	—	67	17	—	84
Investment in subsidiaries	8 741	8 715	2 124	(19 580)	—
Investments accounted for using equity method	—	—	30	—	30
Investment in securities	—	8	—	—	8
Other financial assets	—	3	4 440	(4 422)	21
Deferred tax assets	—	—	46	—	46
Derivative instruments	107	—	—	(98)	9
Other non-current assets	17	23	12	(3)	49
Total non-current assets	9 772	14 147	8 356	(24 103)	8 172
Inventories	195	952	252	—	1 399
Receivables	448	94	136	(55)	623
Income tax receivables	1	—	2	—	3
Investment in securities	—	—	149	—	149
Other financial assets	188	—	613	(783)	18
Derivative instruments	—	—	2	—	2
Prepaid expenses	24	40	8	—	72
Other current assets	2	19	53	(45)	29
Cash and cash equivalents	48	326	1 524	(298)	1 600
Assets classified as held for sale	—	57	3	—	60
Total current assets	906	1 488	2 742	(1 181)	3 955
Total assets	10 678	15 635	11 098	(25 284)	12 127

Shareholders’ equity	5 447	10 084	9 496	(19 580)	5 447
Non-controlling interests	—	—	6	—	6
Total equity	5 447	10 084	9 502	(19 580)	5 453
Long-term debt	3 202	3 421	—	(4 422)	2 201
Obligations under finance lease	51	388	39	(3)	475
Deferred tax liabilities	8	252	42	—	302
Derivative instruments	—	—	124	(98)	26
Provisions	100	164	168	—	432
Other non-current liabilities	6	40	12	—	58
Total non-current liabilities	3 367	4 265	385	(4 523)	3 494
Short-term borrowings	445	—	187	(632)	—
Long-term debt - current	150	1	—	(150)	1
Obligations under finance lease - current	12	58	—	(1)	69
Bank overdrafts	173	—	125	(298)	—
Provisions	83	65	40	—	188
Income taxes payable	3	42	32	—	77
Accounts payable	763	680	724	(55)	2 112
Accrued expenses	208	276	70	(29)	525
Other current liabilities	27	124	33	(16)	168
Total current liabilities	1 864	1 246	1 211	(1 181)	3 140
Liabilities associated with assets classified as held for sale	—	40	—	—	40
Total liabilities	5 231	5 552	1 596	(5 705)	6 674
Total liabilities and equity	10 678	15 635	11 098	(25 284)	12 127

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Goodwill	157	2 349	453	—	2 959
Intangible assets	127	494	111	—	732
Property, plant and equipment	610	2 129	1 234	—	3 973
Investment property	—	78	22	—	100
Investment in subsidiaries	8 422	8 044	2 291	(18 757)	—
Investments accounted for using equity method	—	—	24	—	24
Investment in securities	—	8	—	—	8
Other financial assets	1	4	3 946	(3 930)	21
Deferred tax assets	—	—	71	—	71
Derivative instruments	57	—	10	(66)	1
Other non-current assets	14	19	12	(4)	41
Total non-current assets	9 388	13 125	8 174	(22 757)	7 930
Inventories	192	910	251	—	1 353
Receivables	431	107	134	(54)	618
Income tax receivables	1	—	3	—	4
Investment in securities	—	—	126	—	126
Other financial assets	200	—	1 194	(1 369)	25
Derivative instruments	—	40	—	—	40
Prepaid expenses	29	32	9	—	70
Other current assets	3	20	58	(52)	29
Cash and cash equivalents	53	395	1 153	(452)	1 149
Assets classified as held for sale	—	247	3	—	250
Total current assets	909	1 751	2 931	(1 927)	3 664
Total assets	10 297	14 876	11 105	(24 684)	11 594

Shareholders’ equity	5 068	9 439	9 318	(18 757)	5 068
Non-controlling interests	—	—	5	—	5
Total equity	5 068	9 439	9 323	(18 757)	5 073
Long-term debt	3 171	2 770	—	(3 930)	2 011
Obligations under finance lease	48	422	30	(4)	496
Deferred tax liabilities	98	299	46	—	443
Derivative instruments	18	—	56	(66)	8
Provisions	49	161	145	—	355
Other non-current liabilities	5	38	21	—	64
Total non-current liabilities	3 389	3 690	298	(4 000)	3 377
Short-term borrowings	448	—	200	(648)	—
Long-term debt - current	434	514	—	(720)	228
Obligations under finance lease - current	10	49	1	(1)	59
Bank overdrafts	—	4	452	(452)	4
Derivative instruments	2	—	1	—	3
Provisions	6	50	34	—	90
Income taxes payable	4	16	24	—	44
Accounts payable	672	699	676	(54)	1 993
Accrued expenses	238	256	69	(37)	526
Other current liabilities	26	101	27	(15)	139
Total current liabilities	1 840	1 689	1 484	(1 927)	3 086
Liabilities associated with assets classified as held for sale	—	58	—	—	58
Total liabilities	5 229	5 437	1 782	(5 927)	6 521
Total liabilities and equity	10 297	14 876	11 105	(24 684)	11 594

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2015

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	366	(340)	362	(22)	366
Net profit attributable to non-controlling interests	—	—	1	—	1
Adjustment for equity in earnings of subsidiaries	(569)	—	—	569	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(6)	—	(6)
Depreciation and amortization	132	436	98	—	666
Impairment losses	3	6	21	—	30
Allowance for losses on accounts receivable	5	3	2	—	10
Share–based compensation	3	6	—	—	9
Income taxes	(65)	74	77	—	86
Finance costs	205	889	(100)	(753)	241
Income from investments	(1)	(36)	(172)	206	(3)
Other non–cash items	—	5	3	—	8
Changes in operating assets and liabilities:
Inventories	(10)	79	(38)	—	31
Receivables	(10)	(21)	(1)	15	(17)
Prepaid expenses and other assets	(10)	(3)	(1)	1	(13)
Accounts payable	112	67	127	(15)	291
Accrued expenses and other liabilities	(20)	(53)	34	(1)	(40)
Provisions	(51)	(46)	(14)	—	(111)
Interest paid	(95)	(261)	(44)	215	(185)
Interest received	1	—	233	(215)	19
Income taxes paid	—	(58)	(51)	—	(109)
Net cash provided by operating activities	(4)	747	531	—	1 274
Investing activities
Capital contributions in subsidiaries	(2)	—	—	2	—
Capital reductions in subsidiaries	—	—	—	—	—
Business acquisitions, net of cash and cash equivalents acquired	—	(2)	(9)	—	(11)
Business disposals, net of cash and cash equivalents disposed	2	14	—	—	16
Purchase of tangible assets	(124)	(397)	(182)	—	(703)
Purchase of intangible assets	(33)	(31)	(7)	—	(71)
Sale of tangible and intangible assets	2	10	6	—	18

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Dividends from investments under the equity method	645	27	27	(699)	—
Sale and maturity of (investment in) debt securities, net	—	—	(3)	—	(3)
Sale and maturity of (investment in) term deposits, net	—	—	(4)	—	(4)
Sale and maturity (purchase) of other financial assets	158	—	176	(367)	(33)
Net cash used in investing activities	648	(379)	4	(1 064)	(791)
Financing activities
Proceeds from the exercise of share warrants and stock options	133	(21)	—	(1)	111
Capital contributions received	—	—	2	(2)	—
Capital reductions	—	—	—	—	—
Purchase of treasury shares	(23)	(1)	—	1	(23)
Purchase of non-controlling interests	—	—	(12)	—	(12)
Dividends paid by parent	(165)	—	—	—	(165)
Dividends paid by subsidiaries	—	(174)	(525)	699	—
Net escrow funding	—	1	—	—	1
Borrowing under long–term loans, net of financing costs	810	3	—	(810)	3
Direct financing cost	(40)	—	—	—	(40)
Repayment of long–term loans	(1 107)	(6)	(1)	712	(402)
Repayment of lease obligations	(1)	(66)	(1)	1	(67)
Borrowings (repayments) of short–term loans, net	(306)	—	(158)	464	—
Settlement of derivative instruments	2	—	2	—	4
Net cash provided by (used in) financing activities	(697)	(264)	(693)	1 064	(590)
Effect of foreign currency translation	23	37	26	—	86
Net increase in cash and cash equivalents	(30)	141	(132)	—	(21)
Cash and cash equivalents at beginning of period	(125)	326	1 399	—	1 600
Cash and cash equivalents at end of period	(155)	467	1 267	—	1 579

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2014

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	89	205	259	(464)	89
Net profit attributable to non-controlling interests	—	—	1	—	1
Adjustment for equity in earnings of subsidiaries	(285)	—	—	285	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	123	376	94	—	593
Impairment losses	1	134	171	—	306
Allowance for losses on accounts receivable	5	1	2	—	8
Share–based compensation	3	9	—	—	12
Income taxes	(93)	42	69	—	18
Finance costs	201	256	(105)	(154)	198
Income from investments	(2)	(102)	(254)	333	(25)
Other non–cash items	6	(7)	(2)	—	(3)
Changes in operating assets and liabilities:
Inventories	(4)	98	(17)	—	77
Receivables	(20)	23	(4)	(2)	(3)
Prepaid expenses and other assets	1	2	(3)	(1)	(1)
Accounts payable	91	(102)	74	2	65
Accrued expenses and other liabilities	(17)	15	10	1	9
Provisions	133	(23)	6	—	116
Interest paid	(156)	(234)	(37)	239	(188)
Interest received	2	4	246	(239)	13
Income taxes paid	—	(98)	(36)	—	(134)
Net cash provided by operating activities	78	599	470	—	1 147
Investing activities
Capital contributions in subsidiaries	(31)	—	—	31	—
Capital reductions in subsidiaries	205	—	—	(205)	—
Business acquisitions, net of cash and cash equivalents acquired	—	(8)	(12)	—	(20)
Business disposals, net of cash and cash equivalents disposed	—	171	(4)	—	167
Purchase of tangible assets	(91)	(254)	(183)	—	(528)
Purchase of intangible assets	(48)	(27)	(3)	—	(78)
Sale of tangible and intangible assets	1	50	17	—	68

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Dividends from investments under the equity method	215	89	89	(393)	—
Sale and maturity of (investment in) debt securities, net	—	1	(3)	—	(2)
Sale and maturity of (investment in) term deposits, net	—	—	9	—	9
Sale and maturity (purchase) of other financial assets	13	—	468	(480)	1
Net cash used in investing activities	264	22	378	(1 047)	(383)
Financing activities
Proceeds from the exercise of share warrants and stock options	30	(6)	—	—	24
Capital contributions received	—	—	31	(31)	—
Capital reductions	—	(205)	—	205	—
Purchase of treasury shares	(10)	—	—	—	(10)
Dividends paid by parent	(158)	—	—	—	(158)
Dividends paid by subsidiaries	—	(201)	(192)	393	—
Borrowing under long–term loans, net of financing costs	200	236	1	(426)	11
Repayment of long–term loans	(598)	(522)	(1)	896	(225)
Repayment of lease obligations	(2)	(51)	(2)	1	(54)
Borrowings (repayments) of short–term loans, net	(3)	—	(13)	16	—
Settlement of derivative instruments	21	8	—	—	29
Net cash provided by (used in) financing activities	(520)	(741)	(176)	1 054	(383)
Effect of foreign currency translation	—	53	26	(7)	72
Net increase in cash and cash equivalents	(178)	(67)	698	—	453
Cash and cash equivalents at beginning of period	53	393 (1)	701	—	1 147 (1)
Cash and cash equivalents at end of period	(125)	326	1 399	—	1 600

(1)	Included €2 million in assets classified as held for sale.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2013

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Operating activities
Net profit attributable to equity holders of the Group (Group share in net profit)	179	139	167	(306)	179
Net profit attributable to non-controlling interests	—	—	3	—	3
Adjustment for equity in earnings of subsidiaries	(217)	—	—	217	—
Adjustments for:
Share of results of joint venture equity accounted	—	—	(4)	—	(4)
Depreciation and amortization	115	391	93	—	599
Impairment losses	2	22	207	—	231
Allowance for losses on accounts receivable	8	4	3	—	15
Share–based compensation	3	13	—	—	16
Income taxes	(13)	28	45	—	60
Finance costs	172	272	36	(269)	211
Income from investments	(3)	(44)	(321)	358	(10)
Other non–cash items	—	(9)	1	—	(8)
Changes in operating assets and liabilities:
Inventories	(1)	(57)	(17)	—	(75)
Receivables	4	2	3	(10)	(1)
Prepaid expenses and other assets	(13)	(7)	7	1	(12)
Accounts payable	5	102	46	10	163
Accrued expenses and other liabilities	15	102	(1)	(1)	115
Provisions	6	7	(16)	—	(3)
Interest paid	(158)	(245)	(42)	247	(198)
Interest received	3	—	256	(247)	12
Income taxes paid	(1)	(78)	(29)	—	(108)
Net cash provided by operating activities	106	642	437	—	1 185
Investing activities
Capital contributions in subsidiaries	197	—	—	(197)	—
Business acquisitions, net of cash and cash equivalents acquired	—	—	10	3	13
Business disposals, net of cash and cash equivalents disposed	14	—	4	(3)	15
Purchase of tangible assets	(98)	(242)	(146)	—	(486)
Purchase of intangible assets	(42)	(34)	(3)	—	(79)
Sale of tangible and intangible assets	1	23	9	—	33
Dividends from investments under the equity method	199	44	44	(287)	—

(in millions of €)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Sale and maturity of (investment in) debt securities, net	—	2	(45)	—	(43)
Sale and maturity of (investment in) term deposits, net	—	—	(13)	—	(13)
Sale and maturity (purchase) of other financial assets	37	—	117	(166)	(12)
Net cash used in investing activities	308	(207)	(23)	(650)	(572)
Financing activities
Proceeds from the exercise of share warrants and stock options	34	(12)	—	(10)	12
Capital contributions received	—	—	(197)	197	—
Purchase of treasury shares	(14)	(11)	—	10	(15)
Dividends paid by parent	(142)	—	—	—	(142)
Dividends paid by subsidiaries	—	(136)	(151)	287	—
Borrowing under long–term loans, net of financing costs	—	7	—	—	7
Repayment of long–term loans	(280)	(8)	(81)	201	(168)
Repayment of lease obligations	(3)	(50)	(1)	2	(52)
Borrowings (repayments) of short–term loans, net	73	—	(36)	(37)	—
Settlement of derivative instruments	(1)	—	—	—	(1)
Net cash used in financing activities	(333)	(210)	(466)	650	(359)
Effect of foreign currency translation	—	(18)	(10)	—	(28)
Net increase (decrease) in cash and cash equivalents	81	207	(62)	—	226
Cash and cash equivalents at beginning of period	(28)	186	763 (1)	—	921 (1)
Cash and cash equivalents at end of period	53	393 (2)	701	—	1 147 (2)

(1)	Included €1 million in assets classified as held for sale.
(2)	Includes €2 million in assets classified as held for sale.

EXHIBITS

Exhibit No.	Description

1.1	Articles of Association of Delhaize Group (English translation)

2.1	Indenture, dated as of April 15, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.2	First Supplemental Indenture, dated as of April 19, 2001, by and among Delhaize America, Food Lion, LLC and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.2 to Delhaize America’s current report on Form 8-K/A (File No. 1-15275) filed with the SEC on April 26, 2001)

2.3	Second Supplemental Indenture, dated as of September 6, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(e) to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on September 17, 2001)

2.4	Form of Third Supplemental Indenture, dated as of November 15, 2001, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(f) of Amendment No. 2 to Delhaize America’s Registration Statement on Form S-4 (File No. 333-69520) filed with the SEC on November 15, 2001)

2.5	Fourth Supplemental Indenture, dated March 10, 2004 and effective as of December 31, 2003, by and among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co, Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4(h) to Delhaize America’s Annual Report on Form 10-K (File No. 0-6080) filed with the SEC on April 2, 2004)

2.6	Fifth Supplemental Indenture, dated as of May 17, 2005, by and among Delhaize America, Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods Of South Burlington, Inc., Shop ‘N Save-Mass., Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4 to Delhaize America’s Quarterly Report on Form 10-Q filed May 17, 2005)

2.7	Agreement of Resignation, Appointment and Acceptance, dated as of April 19, 2006, among Delhaize America, the guarantors signatory thereto, and The Bank of New York, as resigning trustee, and The Bank of New York Trust Company, N.A., as new trustee (incorporated by reference to Exhibit 4(k) to Delhaize America’s Annual Report on Form 10-K filed March 30, 2007)

2.8	Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc, as issuer, Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. and The Bank of New York Trust Company N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 99.5 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

2.9	Seventh Supplemental Indenture, dated as of December 17, 2009, among Delhaize America, Inc., Delhaize Group, Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp., Victory Distributors, Inc., and The Bank of New York Mellon Trust Company, N.A., as Trustee, to that certain Indenture, dated as of April 15, 2001 (incorporated by reference to Exhibit 2.9 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

2.10	Indenture, dated as of June 27, 2007, by and among Delhaize Group and The Bank of New York, as trustee (incorporated by reference to Exhibit 2.11 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

Exhibit No.	Description

2.11	Deposit Agreement, dated as of June 27, 2007, among Delhaize Group, The Bank of New York and the owners of book-entry interests (incorporated by reference to Exhibit 2.13 to Delhaize Group’s Annual Report on Form 20-F, filed on June 29, 2007)

2.12	Indenture, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.13	Form of Global Security representing Delhaize Group’s 5.70% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.14	Deposit Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon and the owners of book-entry interests (incorporated by reference to Exhibit 4.5 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

2.15	Domiciliary Agency Agreement, dated as of October 8, 2010, by and between Delhaize Group and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Delhaize Group’s Registration Statement on Form F-4 (File No. 333-171613) filed with the SEC on January 7, 2011)

4.1	Agreement and Plan of Share Exchange dated November 16, 2000 by and between Delhaize Group and Delhaize America, as amended (incorporated by reference to Annex A to Delhaize Group’s registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001)

4.2	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group, Delhaize America, Inc. Food Lion, LLC, Hannaford Bros. Co., Kash n’ Karry Food Stores, Inc., FL Food Lion, Inc., Risk Management Services, Inc., Hannbro Company, Martin’s Foods of South Burlington, Inc., Shop ‘n Save-Mass, Inc., Hannaford Procurement Corp., Boney Wilson & Sons, Inc., J.H. Harvey Co., LLC, Hannaford Licensing Corp. and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.3	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.4	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Holding, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013)

4.5	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.6	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.7	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.11 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.8	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.12 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.9	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.13 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

Exhibit No.	Description

4.10	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company (now known as Delhaize America Transportation, LLC), whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.14 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.11	Form of Second Amended and Restated Deposit Agreement among Delhaize Group, Citibank N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to Delhaize Group’s Post Effective Amendment No. 1 to registration statement on Form F-6 (File No. 333-156798) filed with the SEC on April 23, 2013)

4.12	Amendment to Second Amended and Restated Deposit Agreement dated February 19, 2014 by Citibank N.A. and Delhaize Group (incorporated by reference to Exhibit 4.17 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.13	Facility Agreement dated April 14, 2014 by and among, Delhaize Group SA/NV, Delhaize The Lion Coordination Center SA/NV, Delhaize Griffin SA/NV and Delhaize America, LLC, as original borrowers (the “Original Borrowers”), and substantially all of our U.S. subsidiaries together with the Original Borrowers, as original guarantors (the “Original Guarantors”), Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as bookrunning mandated lead arrangers, the financial institutions listed in Part II of Schedule 1 thereto as lenders, and Bank of America Merrill Lynch International Limited as agent of the arrangers and the original lenders (incorporated by reference to Exhibit 4.20 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.14	Merger Agreement, dated June 24, 2015, by and between Delhaize Group SA/NV and Koninklijke Ahold N.V. (incorporated by reference to Annex A to the prospectus forming part of the Registration Statement on Form F-4 (Reg. No. 333-209098), filed by Koninklijke Ahold N.V. on January 22, 2016)

8.1	Subsidiaries of Delhaize Group (as of December 31, 2015)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241)

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

15.1	Consent of Deloitte Réviseurs d’Entreprises SC sfd SCRL

15.2	Undertaking of Delhaize Group to file exhibits pursuant to Instruction 2(b)(i) as to exhibits to Form 20-F